Form 20-F
period 1998-12-31
DAIMLERCHRYSLER AG
filed 1999-03-31
CIK 1067318

     As filed with the Securities and Exchange Commission on March 31, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                   Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                         Commission file number 1-12356
                            ------------------------

                               DAIMLERCHRYSLER AG

             (Exact name of Registrant as specified in its charter)

                               DAIMLERCHRYSLER AG

                (Translation of Registrant's name into English)

                          FEDERAL REPUBLIC OF GERMANY

                (Jurisdiction of incorporation or organization)

                            70546 STUTTGART, GERMANY

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                        Name of each exchange
                         Title of each class                             on which registered
---------------------------------------------------------------------  ------------------------
Ordinary Shares, no par value                                          Frankfurt Stock Exchange
                                                                       New York Stock Exchange
                                                                       Chicago Stock Exchange
                                                                       Pacific Stock Exchange
                                                                       Philadelphia Stock
                                                                       Exchange

American Depositary Notes representing 5 3/4% Subordinated
  Mandatory Convertible Notes Due June 14, 2002                        New York Stock Exchange
Guarantee of the following securities of:
DaimlerChrysler North America Holding Corporation
   7 3/8% Notes Due September 15, 2006                                 New York Stock Exchange
Chrysler Financial Company L.L.C.
  13 1/4% Notes Due October 15, 1999                                   New York Stock Exchange
  12 3/4% Notes Due November 1, 1999                                   New York Stock Exchange
   9 1/2% Notes Due 1999                                               New York Stock Exchange
   8 1/2% Putable-Extendible Notes Due February 1, 2018                New York Stock Exchange
   6 5/8% Notes Due 2000                                               New York Stock Exchange

                            ------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)
                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Ordinary Shares, no par value . . . . . . . . . 1,001,733,220

                           (as of December 31, 1998)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

            Yes /X/                          No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                             Page
                                                                                                           ---------
                                                       PART I
Item 1.    Description of Business.......................................................................          2
               Introduction..............................................................................          2
               Group Strategy............................................................................          3
               Outlook...................................................................................          5
               Description of Business Segments..........................................................          7
                   Passenger Cars Mercedes-Benz, smart...................................................          7
                   Passenger Cars and Trucks Chrysler, Plymouth, Jeep-Registered Trademark-, Dodge.......         10
                   Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra......................         14
                   Chrysler Financial Services...........................................................         18
                   Services..............................................................................         20
                   Aerospace.............................................................................         23
                   Other.................................................................................         28
               Supplies and Raw Materials................................................................         30
               Research and Development..................................................................         30
               Government Regulation and Environmental Matters...........................................         31
               Employees and Labor Relations.............................................................         35
               Operating Environment.....................................................................         36
Item 2.    Description of Property.......................................................................         37
Item 3.    Legal Proceedings.............................................................................         40
Item 4.    Control of Registrant.........................................................................         41
Item 5.    Nature of Trading Market......................................................................         42
Item 6.    Exchange Controls and Other Limitations Affecting Security Holders............................         45
Item 7.    Taxation......................................................................................         46
Item 8.    Selected Financial Data.......................................................................         50
Item 9.    Management's Discussion and Analysis of Results of Operations and Financial Condition.........         53
               Overview..................................................................................         53
               Results of Operations.....................................................................         53
                   Accounting Principles.................................................................         53
                   Inflation.............................................................................         53
                   Year 2000.............................................................................         54
                   Business Segment Information..........................................................         56
                   1998 Compared With 1997...............................................................         57
                   1997 Compared With 1996...............................................................         61
               Liquidity and Capital Resources...........................................................         66
                   1998 Compared With 1997 and 1996......................................................         66
Item 9A.   Quantitative and Qualitative Disclosures About Market Risk....................................         69
               Exchange Rate Exposure....................................................................         69
               Interest Rate Exposure....................................................................         72
Item 10.   Directors and Officers of Registrant..........................................................         75
Item 11.   Compensation of Directors and Officers........................................................         79
Item 12.   Options to Purchase Securities from Registrant or Subsidiaries................................         80
Item 13.   Interest of Management in Certain Transactions................................................         82

                                                      PART II
Item 14.   Description of Securities to be Registered....................................................         82

                                                      PART III
Item 15.   Defaults Upon Senior Securities...............................................................         82
Item 16.   Changes in Securities and Changes in Security for Registered Securities.......................         82

                                                      PART IV
Item 17.   Financial Statements..........................................................................         82
Item 18.   Financial Statements..........................................................................         82
Item 19.   Financial Statements and Exhibits.............................................................         83

    Unless otherwise indicated, all amounts in this Annual Report are expressed in euros ("euros" or "[EURO]"), German marks ("marks" or "DM") or United States dollars ("dollars" or "$"). Effective January 1, 1999, Germany and ten other member states of the European Union adopted the euro as their common currency. Amounts stated in euros appearing herein for periods prior to January 1, 1999, have been translated from marks at the official fixed conversion rate of [EURO] 1 = DM 1.95583 (the "Official Fixed Conversion Rate"). Amounts stated in dollars, unless otherwise indicated, have been translated from euros or marks at assumed rates solely for convenience and should not be construed as representations that corresponding euro or mark amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated. Unless otherwise stated, dollar amounts have been translated from marks at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1998, which was DM 1.6670 per $1. Such rate may differ from the actual rates used in the preparation of the consolidated financial statements of DaimlerChrysler as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, included in Item 18 of this Annual Report, which were originally prepared in marks as required by the German Commercial Code (HANDELSGESETZBUCH) and have been translated into euros for each period presented using the Official Fixed Conversion Rate. Accordingly, dollar amounts appearing herein may differ from the actual dollar amounts that were originally translated into marks (and subsequently translated into euros) in the preparation of such financial statements. After the introduction of the euro on January 1, 1999, the Federal Reserve Bank of New York ceased to quote Noon Buying Rates for the mark. Therefore, certain amounts stated in dollars appearing herein for the period commencing January 1, 1999, have been translated from euros into dollars at the Noon Buying Rate indicated. For information regarding recent rates of exchange between euros and dollars and between marks and dollars, see "Item 8. Selected Financial Data." On March 23, 1999, the Noon Buying Rate for the euro was [EURO] 1 = $1.0918, which if expressed in marks would have been equivalent to a rate of $1 = DM 1.7914, translated from euros at the Official Fixed Conversion Rate.

    The consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 (the "Consolidated Financial Statements") included in this Annual Report, have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") except for the use of the proportionate method of consolidation for certain joint ventures. Under U.S. GAAP, joint ventures would be accounted for using the equity method of accounting. DaimlerChrysler AG has received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP. See Note 3 to the Consolidated Financial Statements.

    Statements in this Annual Report with respect to financial information are based on U.S. GAAP information prepared as described above.
                            ------------------------

    As used in this Annual Report, "DaimlerChrysler," the "DaimlerChrysler Group" or the "Group" refers to DaimlerChrysler AG and its consolidated subsidiaries.
                            ------------------------

    This Annual Report contains certain forward-looking statements and information relating to the DaimlerChrysler Group that are based on beliefs of its management as well as assumptions made by and information currently available to DaimlerChrysler AG. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to the DaimlerChrysler Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler AG with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the DaimlerChrysler Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Group's targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. DaimlerChrysler AG does not intend, and does not assume any obligation, to update these forward-looking statements.

                                     PART I

Item 1. Description of Business.

                                  INTRODUCTION

    DaimlerChrysler AG is a stock corporation organized under the laws of the Federal Republic of Germany. It effected the business combination of Chrysler Corporation and Daimler-Benz in 1998. It is the successor corporation to Daimler-Benz Aktiengesellschaft and now comprises the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz.

    On May 7, 1998, the managements of Daimler-Benz and Chrysler announced a definitive agreement to combine the two companies in a "merger-of-equals" transaction. The stockholders of both companies voted overwhelmingly to approve the combination in special meetings held on September 18, 1998. In a subsequent offer to Daimler-Benz stockholders to exchange their Daimler-Benz ordinary shares for ordinary shares of DaimlerChrysler AG more than 98% of the outstanding Daimler-Benz ordinary shares were tendered. Chrysler Corporation then became a wholly owned subsidiary of DaimlerChrysler AG through a merger transaction in which its shareholders received DaimlerChrysler ordinary shares. The business combination was completed with the merger of Daimler-Benz into DaimlerChrysler AG on December 21, 1998.

    DaimlerChrysler provides a wide range of transportation products and financial and other services. It is the third largest automobile manufacturer in the world in terms of revenues (1998: [EURO] 132 billion). In 1998, the Group operated in seven business segments:

        PASSENGER CARS MERCEDES-BENZ, SMART. DaimlerChrysler is world renowned for its high quality Mercedes-Benz passenger cars which reflect a long tradition of exceptional engineering, performance, service and safety. The smart, a new micro compact passenger car that defines a new market segment, is specifically designed for urban mobility. The Passenger Cars Mercedes-Benz, smart segment contributed approximately 23% of the Group's revenues in 1998.

        PASSENGER CARS AND TRUCKS CHRYSLER, PLYMOUTH,
    JEEP-REGISTERED TRADEMARK-, DODGE. This segment consists of the automotive operations of DaimlerChrysler Corporation, formerly Chrysler Corporation. DaimlerChrysler Corporation manufactures, assembles and sells cars and trucks under the brand names Chrysler, Plymouth, Jeep and Dodge. In 1998, approximately 43% of the Group's revenues were contributed by this segment.

        COMMERCIAL VEHICLES MERCEDES-BENZ, FREIGHTLINER, STERLING, SETRA. DaimlerChrysler manufactures and sells commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling and Setra. It is the world's leading manufacturer of trucks over 6 metric tons (t) GVW and of buses over 8t GVW. With worldwide facilities, the Group has the world's most developed network for the production and assembly of commercial vehicles and core components. It also has a worldwide distribution and service network. This segment contributed approximately 17% of the Group's revenues in 1998.

        CHRYSLER FINANCIAL SERVICES. Chrysler Financial Services includes the operations of Chrysler Financial Company L.L.C., its consolidated subsidiaries, and managed operations in Mexico. Chrysler Financial Services principally engages in providing consumer and dealer automotive financing for the products of DaimlerChrysler Corporation, including retail and lease financing for vehicles, dealer inventory and other financing needs. It also provides dealer property and casualty insurance and dealer facility development and management, primarily for Chrysler, Plymouth, Jeep and Dodge dealers and their customers. Chrysler Financial Services contributed approximately 2% of the Group's revenues in 1998.

        SERVICES. DaimlerChrysler Services (debis) provides financial services supporting the sale of Group products. It also engages in insurance brokerage, trading, information technology (IT) services and telecommunications services. Services contributed approximately 6% of the Group's revenues in 1998.

        debis and Chrysler Financial Company L.L.C. are combining their financial services activities. The new business entity will be the fourth largest financial services provider in the world outside the banking and insurance sector.

        AEROSPACE. Principal Aerospace activities include the development, production and sale of commercial aircraft and helicopters, defense and civil systems, aero engines, military aircraft, satellites, and space infrastructure. DaimlerChrysler Aerospace is the German partner (with a 37.9% share) in the European Airbus consortium Airbus Industrie G.I.E. Aerospace contributed approximately 7% of the Group's revenues in 1998.

        OTHER. This segment includes the operating businesses Rail Systems, Automotive Electronics and MTU/ Diesel Engines. It contributed approximately 2% of the Group's revenues in 1998.

    The DaimlerChrysler Group is active primarily in Europe and in the United States, Canada and Mexico, commonly referred to as the NAFTA region. It is also a leading commercial vehicle manufacturer in South America. In 1998, slightly less than 50% of the Group's revenues was derived from sales in the United States, 19% from sales in Germany and 18% from sales in other European countries.

    Group net income before non-recurring items (principally merger costs and tax benefits) increased from [EURO] 4.1 billion in 1997 to [EURO] 5.2 billion in 1998. Net income including the effects of non-recurring items ([EURO] 0.4 billion of after-tax merger costs in 1998 and [EURO] 2.5 billion of special non-recurring German tax benefits in 1997) was [EURO] 4.8 billion in 1998 and [EURO] 6.5 billion in 1997. See "Item 8. Selected Financial Data" and "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition." As of December 31, 1998, the DaimlerChrysler Group had approximately 441,500 employees, approximately 53% of whom were employed in Germany and 27% in the United States.

    As of December 31, 1998, DaimlerChrysler AG had more than 1.4 million stockholders. Its ordinary shares are traded on all eight German stock exchanges, on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, on the stock exchanges in Montreal, Paris, Tokyo, Toronto and Vienna, on the Swiss Stock Exchange and, through an electronic link with the Frankfurt Stock Exchange, on the stock exchange in London. DaimlerChrysler ordinary shares trade on the New York Stock Exchange under the symbol "DCX."

                                 GROUP STRATEGY

    DaimlerChrysler has one focus: to become the world's leading automotive and transportation products and services company in the 21(st) century -- the pacesetter for customer orientation, innovation, technology and quality. Hence, the DaimlerChrysler mission statement:

        "OUR MISSION IS TO INTEGRATE TWO GREAT COMPANIES TO BECOME A WORLD ENTERPRISE THAT BY 2001 IS THE MOST SUCCESSFUL AND RESPECTED AUTOMOTIVE AND TRANSPORTATION PRODUCTS AND SERVICES PROVIDER. WE WILL ACCOMPLISH THIS BY CONSTANTLY DELIGHTING OUR CUSTOMERS WITH THE QUALITY AND INNOVATION OF OUR PRODUCTS AND SERVICES, RESULTING FROM THE EXCELLENCE OF OUR PROCESSES, OUR PEOPLE AND OUR UNIQUE PORTFOLIO OF STRONG BRANDS."

    From this mission statement derive the six corporate goals of
DaimlerChrysler:

    - Delighted Customers -- an ability to anticipate and exceed the expectations of its customers

    - Superior Profitability -- profitability superior to all other automotive and transportation products and services companies

    - Unique Portfolio -- a unique portfolio of strong brands, products and services

    - Sustained Growth -- sustained profitable growth that will outpace the best of its competitors

    - Integrated Enterprise -- an integrated enterprise that will achieve maximum value from shared resources and expertise

    - Globalization -- a truly global company building on its strong presence in North America and Europe while expanding into growth markets

    DaimlerChrysler will take five key steps to achieve these goals:

    First: The Product Offensive. From now until 2001, DaimlerChrysler plans to introduce 18 completely new car and truck models. It also intends to be the first in the market with an economically viable range of attractive fuel cell vehicles.

    Second: Steady Growth in Market Share and Global Presence. DaimlerChrysler plans to internationalize its U.S. brands further and to challenge European volume manufacturers with new and exciting Chrysler and Jeep models. It will expand in Latin America where it already has a strong foothold. There is a developing strategy for Asia which builds on the Group's comprehensive Mercedes-Benz network.

    Third: Outstanding Brand Management. DaimlerChrysler's brand management philosophy observes the following fundamental principles:

    - Individual target markets

    - Separate worldwide brand responsibilities

    - Unique marketing for each DaimlerChrysler brand

    - No platform sharing with the Group's premium products

    - Specific product quality standards that meet customer expectations and do not vary by market

    Fourth: Leader in Innovation. In the next three years DaimlerChrysler plans an unparalleled investment program to develop and produce superior, innovative products with a competitive edge that provide superior margins.

    Fifth: Synergies. DaimlerChrysler's most important short-term task is completing the post-merger integration successfully, realizing the synergies expected from the business combination and transforming the Group's corporate goals into individual business unit strategies.

    The business segments of DaimlerChrysler are already progressing toward achievement of the corporate goals:

    The Passenger Cars Mercedes-Benz, smart division has one of the world's strongest car brand names and a long tradition of quality, safety and service. With the A-Class, the M-Class, the SLK, the CLK, the CLK convertible and, as a second brand, the smart, the division has added new innovative products to its line-up which provide access to new markets and customer segments. The new S-Class introduced in the fall of 1998 has solidified the Group's leading position in the upper luxury segment of the passenger car market. In new product development the division will continue to focus on the traditional Mercedes-Benz values of quality, comfort and safety while at the same time drawing on its innovative strength.

    The Passenger Cars and Trucks Chrysler, Plymouth,
Jeep-Registered Trademark-, Dodge segment has a tradition of designing and producing cars and trucks that inspire customer enthusiasm. With the all-new Chrysler LHS and 300M and Jeep Grand Cherokee, introduced in 1998, this proud tradition continues. In new product development, the division will continue to focus on cutting-edge design and innovation in expanding the Chrysler, Plymouth, Jeep and Dodge product lines. This focus is exemplified with the PT Cruiser, the new hybrid vehicle which will be available to customers in 2000. The PT Cruiser has the potential to create an entirely new vehicle segment. In 1999, the division will introduce the Dodge Dakota Quad Cab, viewed as the industry's first compact pickup truck produced in the U.S. with four full-sized doors.

    The Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division has updated the entire range of vans and trucks offered in Europe. In the United States, Freightliner has strengthened its leading market position with the new Sterling product line derived from the heavy truck lines acquired from Ford. In order to sustain its long-term growth and profitability goals, the division is determined to enter selected new product segments, further optimize production and penetrate new geographical markets.

    debis is combining its financial services activities with Chrysler Financial Services. The new business entity will be the fourth largest financial services provider in the world outside the banking and insurance sector. debis expects to expand further its IT and telecommunication activities as it benefits from the accelerated growth of these markets.

    At DaimlerChrysler Aerospace, the high level of competition in the aerospace industry and the continued consolidation trend among industry participants in the United States have led to one of the most important long-term strategic initiatives within the European aerospace industry -- to create the European Aerospace and Defense Company which would encompass most of the European aerospace and defense industry. As a first step, the partners in Airbus Industrie are seeking to combine all Airbus activities in a single corporate entity to achieve future efficiency and productivity gains, thereby further strengthening the competitive position of Airbus.

    Within Other, DaimlerChrysler has reached an arrangement with ABB Asea Brown Boveri whereby DaimlerChrysler will purchase ABB's 50% interest in Adtranz for $472 million and ABB's right to put its interest to DaimlerChrysler under the joint venture agreement will be extinguished. DaimlerChrysler plans to integrate Adtranz into its strategic framework and to reinforce Adtranz' position as a leader in the global rail transportation market. It will be necessary to use its 100% control to implement efficiencies to return Adtranz to profitability. The Group's Automotive Electronics unit is actively seeking opportunities for cooperations and joint projects with mechanical engineering companies in order to enhance its ability to offer complete systems solutions to its customers. MTU/Diesel Engines has introduced a series of new and innovative products and will work on expanding its market position, primarily in the area of diesel engines for commercial applications.

    Achieving DaimlerChrysler's ambitious goals requires more than excellent products, market shares and continuous innovation. Even though DaimlerChrysler will have to measure its economic performance and evaluate its success based on hard facts such as market shares, customer loyalty and value creation, it will also look very closely at "softer" factors such as its appeal to employees seeking to be a part of a winning global team and its acceptance within the communities it serves. Most importantly, however, DaimlerChrysler knows that in forging the new combined enterprise and striving to achieve its ambitious targets, it is its people who will make necessary things happen everywhere and that those people possess the greatest strength of DaimlerChrysler, namely the diversity of their experiences and skills. Successfully integrating and serving the interests of stockholders, customers and employees will provide DaimlerChrysler with the strength required to continue into the future as a world-class market leader.

                                    OUTLOOK

    The management of DaimlerChrysler expects the worldwide economic environment to stabilize in 1999 and the years following. Although economic growth in Germany, the rest of Western Europe and North America may initially lose some of its dynamic force, management anticipates stable growth in these key markets for DaimlerChrysler.

    DaimlerChrysler derives a significant portion of its revenues and operating profits from the U.S. and Canadian automotive markets. DaimlerChrysler expects to continue to face an increasingly competitive automotive environment in the U.S. and Canada within the context of worldwide industry overcapacity.

    Many Asian markets continue to be in economic turmoil. Although the Asian emerging markets should have begun to recover from their economic lows by the end of 1999, a fundamental improvement in the market situation cannot be anticipated in the short term. In South America the prospects for growth continue to be favorable, but in the current year, because of the economic crisis in Brazil, a further deterioration of overall economic conditions is expected. In the near term, the economic difficulties in Asia and South America may negatively affect the ability to produce and sell DaimlerChrysler vehicles in those markets. The economic situation in Asia could also cause additional competitive pressure in the U.S. and Canadian automotive markets. Moreover, continuation of economic difficulties in other markets outside of the U.S. and volatility in certain world currencies and capital markets could have an unfavorable effect on consumer confidence and overall economic conditions in the U.S. and Canada.

    Within the European Union DaimlerChrysler estimates that the introduction of the euro will contribute to the stabilization of exchange rates and simultaneously promote economic growth and price stability. It anticipates reduced costs for currency hedging activities and improved planning reliability. Altogether, the management of DaimlerChrysler believes that the euro will strengthen the Group's international competitiveness.

    On the basis of the overall economic development, DaimlerChrysler anticipates vehicle demand in the current year to weaken somewhat in Western Europe and North America. Nonetheless, it estimates that some niche segments such as minivans, sport-utility vehicles, pickup trucks, and convertibles will continue to develop favorably in the near future. Strict cost management in all fields of business and the synergies which DaimlerChrysler anticipates to achieve through the business combination are expected to provide a good foundation for growing profitably and increasing the Group's earning power in the future.

                        DESCRIPTION OF BUSINESS SEGMENTS

Passenger Cars Mercedes-Benz, smart

    DaimlerChrysler is world renowned for its high quality Mercedes-Benz passenger cars which reflect a long tradition of exceptional engineering, performance, service and safety. The smart, a new micro compact passenger car that defines a new market segment, is specifically designed for urban mobility. The Passenger Cars Mercedes-Benz, smart division contributed approximately 23% of the Group's revenues in 1998.

    PRODUCTS

    MERCEDES-BENZ. The Mercedes-Benz passenger car product range consists of the following series:

    THE S-CLASS. The S-Class is a line of full-size luxury sedans and coupes that has been the main contributor over the years to the strength of the Mercedes-Benz brand and its reputation for well-built, long-lasting, luxury automobiles with an uncompromised emphasis on operator and passenger safety and superior resale value. A new S-Class with a redesigned body style and more than 30 technological innovations was introduced in Europe in the fall of 1998. The new S-Class, which has been exceptionally well received in the market, has been available in the United States since the beginning of March 1999.

    THE SL. The SL series has been a tradition for Mercedes-Benz since the introduction of the famous 300 SL Roadster in 1954. The present line consists of four models ranging from the SL 280 to the SL 600, each offering a removable hardtop as well as an electrically operated hydraulic softtop and a roll bar which extends automatically when required.

    THE E-CLASS. The E-Class is a line of luxury sedans and station wagons. The E-Class sedans are available in six gasoline engine versions ranging from the E 200 to the E 55 AMG and four diesel engine versions, the E 200 CDI, the E 220 CDI, the E 290 Turbodiesel and the E 300 Turbodiesel.

    THE C-CLASS. The C-Class is a line of compact luxury sedans and station wagons available in six gasoline engine versions ranging from the C 180 to the C 43 AMG and three diesel engine versions, the C 200 CDI, the C 220 CDI and the C 250 Turbodiesel. The station wagon model is not offered in the United States. The SLK, a two-seat roadster, the CLK coupe and the CLK convertible complement the C-Class sedans and station wagons.

    THE A-CLASS. The A-Class, a new Mercedes-Benz subcompact model, is a four-door hatchback featuring front-wheel drive for the first time in a Mercedes-Benz passenger car. The A-Class is manufactured in Rastatt, Germany, and beginning in February 1999, is being produced in Juiz de Fora, Brazil, for certain Latin American markets. All A-Class vehicles are equipped with Electronic Stability Program (ESP) which significantly improves handling, especially under adverse road conditions. The A-Class is not available in the United States.

    THE V-CLASS. The V-Class is a passenger minivan derived from a commercial van. As a consequence, unit sales and revenues relating to the V-Class are included in the figures for the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra segment. The V-Class, which is manufactured in Vitoria, Spain, is not available in the United States.

    THE M-CLASS. The M-Class is a four-by-four sport-utility vehicle that combines off-road capabilities with the comfort of a passenger car. The M-Class production facility is in Tuscaloosa, Alabama. Beginning in mid-1999, the Austrian assembly facility for the Jeep Grand Cherokee will commence manufacturing the M-Class for the European market.

    THE G-CLASS. The G-Class is a four-wheel drive cross-country vehicle that comes in a short and long wheel-base version. Two gasoline engine models and one diesel engine model are currently available. The G-Class is not offered in the United States.

    At the Tokyo Motor Show in October 1997 DaimlerChrysler presented a prototype of a high-end luxury limousine under the name "Mercedes-Benz Maybach." In July 1998 DaimlerChrysler announced that it will develop the limousine for production.

    SMART. In October 1998, DaimlerChrysler introduced a new micro compact car, the smart, in Germany and other European markets. The smart defines a new market segment and is designed specifically for urban mobility. Effective October 31, 1998, DaimlerChrysler acquired the 19% interest in the smart enterprise which it did not already own. In early March 1999, DaimlerChrysler announced that it would upgrade the standard equipment level of the smart models and reduce list prices to increase market interest in the vehicle.

    MARKETS, SALES AND COMPETITION

    In 1998, the most important markets for the Passenger Cars Mercedes-Benz, smart segment were Germany (38% of unit sales), the European Union (excluding Germany) (28% of unit sales), the United States (19% of unit sales) and Japan (4% of unit sales). New car registrations in Germany were 6% higher than in the previous year, reaching 3.7 million units. In the European Union (excluding Germany) new registrations of passenger cars increased by 7%.

    The following table sets forth the distribution of revenues and unit sales for the Passenger Cars Mercedes-Benz, smart division by geographic market since 1996:

                            Revenues and Unit Sales

                                                                    Year Ended December 31,
                                                  -----------------------------------------------------------
                                                    1998       % change       1997      % change      1996
                                                  ---------  -------------  ---------  -----------  ---------
Revenues(1)
Germany.........................................     12,670          +14       11,084          +4      10,632
European Union(2)...............................      7,548          +28        5,905         +19       4,968
    Italy.......................................      1,565          +26        1,246         +20       1,041
    France......................................      1,140          +33          859           0         859
    United Kingdom..............................      2,127          +24        1,711         +39       1,234
United States...................................      6,730          +39        4,831         +47       3,296
Japan...........................................      1,646           -3        1,691         +10       1,544
Asia(3).........................................      1,078          -28        1,506          +4       1,442
Other markets...................................      2,915          +15        2,537         +29       1,971
                                                  ---------                 ---------               ---------
    World.......................................     32,587          +18       27,554         +16      23,853
                                                  ---------                 ---------               ---------
                                                  ---------                 ---------               ---------

Units
Germany.........................................    355,200          +28      276,500          +5     264,000
European Union(2)...............................    255,000          +42      179,200         +10     162,400
    Italy.......................................     61,800          +41       43,900         +18      37,200
    France......................................     42,300          +57       26,900          -2      27,400
    United Kingdom..............................     57,100          +30       43,900         +18      37,300
United States...................................    172,300          +40      123,400         +41      87,600
Japan...........................................     40,200           +2       39,400          +6      37,200
Asia(3).........................................     26,300          -31       38,200          -7      41,200
Other markets...................................     73,800          +26       58,400         +11      52,600
                                                  ---------                 ---------               ---------
    World.......................................    922,800          +29      715,100         +11     645,000
                                                  ---------                 ---------               ---------
                                                  ---------                 ---------               ---------

------------------------

(1) [EURO] in millions.

(2) Excluding Germany.

(3) Excluding Japan.

    In 1998, both unit sales and revenues of the Passenger Cars Mercedes-Benz, smart division reached new record high levels. Total passenger car unit sales increased 29% to 922,800 vehicles, primarily as a result of the success of the A-Class and the continued popularity of the M-Class and some models of the C-Class. Unit sales in Germany reached 355,200, 28% more than in 1997. In the remaining European Union market, unit sales jumped 42% to 255,000, mainly due to more favorable market conditions in France, Italy and the United Kingdom. In the United States, which is the most important non-European market for Mercedes-Benz passenger cars, unit sales were up 40%. This significant increase was the result of strong market demand, particularly for the M-Class and certain other passenger car models. For a discussion of changes in revenues see "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    In Western Europe, the principal competitors of Mercedes-Benz passenger cars are Audi and BMW and, depending on the market segment, Jaguar, Lexus, Porsche, Rolls Royce, Volkswagen and certain models of Citroen, Fiat, Ford, General Motors, Peugeot, Renault, Rover, Saab and Volvo. In the United States, the principal competitors include Acura, Audi, BMW, Ford, Infiniti, Jaguar, Lexus, Lincoln, Porsche, Rolls Royce, Saab and Volvo and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors, Mazda and Mitsubishi Motors.

    The following table sets forth, by vehicle line, the number of units sold since 1996:

                                                                             Year Ended December 31,
                                                                         -------------------------------
                                                                           1998       1997       1996
                                                                         ---------  ---------  ---------
Units
S-Class................................................................     42,700     47,800     52,200
SL.....................................................................     15,600     15,100     16,400
E-Class................................................................    259,400    277,000    291,500
C-Class (including SLK and CLK)........................................    384,400    348,700    280,300
A-Class................................................................    136,100      6,700         --
M-Class................................................................     63,700     16,300         --
G-Class................................................................      3,800      3,500      4,600
smart..................................................................     17,100         --         --
                                                                         ---------  ---------  ---------
    Total..............................................................    922,800    715,100    645,000
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    DISTRIBUTION

    The Group distributes Mercedes-Benz passenger cars through a worldwide distribution system covering approximately 190 countries. Sales organizations differ in the various sales regions according to local needs and requirements. In Germany, the Group operates a wholesale and a retail network for Mercedes-Benz passenger cars. In other major European markets and in the United States, Canada and Japan, Mercedes-Benz passenger cars are sold through a Group subsidiary to an independent dealer network. In smaller markets around the world, Mercedes-Benz passenger cars are sold through independent general distributors. DaimlerChrysler has established a separate distribution network for the smart brand in Germany and other European markets.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    The Passenger Cars Mercedes-Benz, smart division had [EURO] 2.0 billion of capital expenditures for fixed assets in 1998. Principal areas of investment were the preparation for production of the new S-Class and upcoming successor models of the C-Class, expansion of production capacity for the M-Class, a new technology center in Sindelfingen, Germany, and the A-Class manufacturing plant in Juiz de Fora, Brazil.

    In 1998, research and development projects of this division included the development of new models, primarily the new S-Class and the upcoming successor models of the C-Class and E-Class.

    The capital expenditures for fixed assets and the research and development expenditures of the Passenger Cars Mercedes-Benz, smart division during the last three years are shown below:

                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
                                                                           ([EURO] in millions)
Capital expenditures for fixed assets...............................      1,995      1,885      1,479
Research and development............................................      1,930      1,583      1,486

    INTERNATIONAL COOPERATIONS

    Mercedes-Benz South Africa manufactures Honda passenger cars under an agreement with Honda Motor Corporation. In India, DaimlerChrysler and Tata Engineering & Locomotive Comp. Ltd. formed a joint venture company, Mercedes-Benz India, which manufactures E-Class passenger cars and automobile engines. In December 1997, DaimlerChrysler, Ford Motor Company and the Canadian company Ballard Power Systems Inc. agreed to join forces in the further development of a fuel cell for automotive applications. The Group holds an equity interest of approximately 20% in Ballard.

Passenger Cars and Trucks Chrysler, Plymouth, Jeep-Registered Trademark-, Dodge

    This segment consists of the automotive operations of DaimlerChrysler Corporation, formerly Chrysler Corporation. DaimlerChrysler Corporation manufactures, assembles and sells cars and trucks under the brand names Chrysler, Plymouth, Jeep and Dodge -- primarily in the NAFTA region. The Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment contributed approximately 43% of DaimlerChrysler's revenues in 1998.

    PRODUCTS

    The automotive design and development activities for Chrysler, Plymouth, Jeep and Dodge vehicles are organized into cross-functional product development groups called "platform teams." The platform team system seeks to improve communications and product quality, and reduce the time required to design and develop new vehicles. The platform team process has contributed significantly to the success of DaimlerChrysler Corporation in recent years.

    The passenger car and truck product ranges of the Chrysler, Plymouth, Jeep and Dodge brands consist of the following vehicles:

    NEON. Neon is a subcompact four-door sedan sold under the Chrysler, Plymouth and Dodge brand names. Neon is available with a 1.8 or 2.0 liter engine, depending on the market, and a 5-speed manual or 3-speed automatic transmission. A new redesigned Neon became available in February 1999.

    BREEZE, CIRRUS AND STRATUS. The Plymouth Breeze, Chrysler Cirrus and Dodge Stratus are compact four-door sedans offering contemporary cab-forward styling. Depending on the model, engine alternatives include a 2.0 liter and a 2.4 liter four-cylinder, or a 2.5 liter V-6 engine. Breeze, Cirrus and Stratus models are available in the NAFTA region, and the Cirrus is also available in other markets.

    INTREPID, CONCORDE, LHS AND 300M. Dodge Intrepid is a mid-size front-wheel drive, four-door sedan offered with either a 2.7 or 3.2 liter aluminum V-6 engine. The Intrepid is available only in the NAFTA region. The Concorde is a full-size front-wheel drive sedan available in two models, powered by either a
2.7 liter or 3.2 liter aluminum V-6 engine. The LHS is a full-size front-wheel drive luxury sedan powered by a 2.7 liter or a 3.5 liter aluminum V-6 engine. The 300M is a front-wheel drive sport sedan designed for international markets powered by a 3.5 liter aluminum V-6. Concorde, LHS and 300M models are available in the NAFTA region and in other select markets.

    OTHER CARS. Other cars include the Viper models, a two-seat sport roadster and a sport coupe with a high performance V-10 powertrain; the Prowler, a sport roadster with retro styling cues; and the Dodge Avenger and

Chrysler Sebring, two-door coupes produced by Mitsubishi Motor Manufacturing of America in its Normal, Illinois, assembly plant. The Chrysler Sebring Convertible is a front-wheel drive, four passenger, mid-sized convertible with a power top and a 2.5 liter V-6 engine. Sebring is the best selling convertible in the NAFTA region and is also available in select international markets.

    MINIVANS. Minivans are marketed under the Chrysler, Plymouth and Dodge brand names, and are offered in either long or short wheelbase versions. Minivans come equipped with either front-wheel or all-wheel drive. Five gasoline engines ranging from a 2.0 liter four-cylinder to a 3.8 liter V-6, plus a 2.5 liter turbodiesel are available. The Chrysler, Plymouth and Dodge minivans continue to lead the market as the best-selling minivans in the world.

    RAM PICKUP. Ram pickup trucks range from the Standard Cab to the Club and Quad Cabs. A chassis Cab variant is also offered in three wheelbases for various work applications. A modified Sport model with a unique front-end exterior and other feature enhancements was made available starting in 1998.

    DAKOTA. The Dakota pickup truck competes in the compact pickup truck segment, and has consistently been the largest compact pickup truck available. With both Standard and Club Cab configurations, Dakota will introduce a true four-door Quad Cab version in late 1999.

    DURANGO. The Dodge Durango, an eight-passenger sport-utility vehicle, was introduced in 1997. The Durango was derived from the Dakota platform and competes in the compact sport-utility market. The Durango is available with a choice of two V-8 engines, all packaged in the bold, Dodge Ram-inspired exterior.

    RAM VAN AND WAGON. The Ram Van and Wagon are Dodge's entry in the full-size van/wagon market and are available in a variety of wheelbases and body configurations.

    JEEP GRAND CHEROKEE. The Grand Cherokee was redesigned in 1998 and sets a new standard in four-wheel drive leadership and style with an exceptional balance of power, performance, on-road handling, security and luxury. It also features a V-6 and an all-new 4.7 liter V-8 engine and the new Quadra-Drive-Registered Trademark- four-wheel drive system. Grand Cherokee is available in a four-door bodystyle in both two- and four-wheel drive configurations. Vehicles for the NAFTA region are produced in Detroit, Michigan, and vehicles for sale outside of the NAFTA region are produced in Graz, Austria.

    JEEP CHEROKEE. The Cherokee offers excellent performance, versatility and off-road capability along with outstanding value as one of the lowest priced sport-utilities in its class. The Cherokee is available in two and four-wheel drive configurations, two-door and four-door body styles, as a left hand and right hand drive model, and with a choice of four and six cylinder gasoline engines and a diesel engine.

    JEEP WRANGLER. The Wrangler is the authentic four-wheel drive vehicle that is the icon of the Jeep brand. Wrangler is offered with four-wheel drive, removable soft and hard top systems, and a choice of four and six cylinder gasoline engines.

    MARKETS, SALES AND COMPETITION

    In 1998, the most important markets for the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment were the United States (82% of unit sales), Canada (8% of unit sales) and Mexico (3% of unit sales). Retail sales in the United States and Canada amounted to 2,779,000 vehicles in 1998, which compares to 2,560,000 and 2,690,000 vehicles in 1997 and 1996, respectively. For 1998 this represents a 16% share of the United States and Canada car and truck market, compared to 15% and 16% in 1997 and 1996, respectively. Industry retail sales in the United States and Canada for 1998 reached 17.4 million units, an increase of 3% over 1997.

    The following table sets forth the distribution of revenues and unit sales for this segment by geographic market since 1996:

                            Revenues and Unit Sales

                                                                  Year Ended December 31,
                                             -----------------------------------------------------------------
                                                1998        % change        1997       % change       1996
                                             -----------  -------------  -----------  -----------  -----------
Revenues(1)
United States..............................       46,991          +11         42,498         +11        38,134
Canada.....................................        4,113           -3          4,260         +29         3,309
Mexico.....................................        1,168          +21            965         +78           543
Europe.....................................        2,083           -3          2,147         +25         1,722
Other markets..............................        1,985           -4          2,072         +38         1,500
                                             -----------                 -----------               -----------
    World..................................       56,340           +8         51,942         +15        45,208
                                             -----------                 -----------               -----------
                                             -----------                 -----------               -----------

Units(2)
United States..............................    2,548,900          +10      2,312,400          -5     2,445,800
Canada.....................................      261,800           -2        266,300         +13       235,800
Mexico.....................................       94,800          +34         70,900         +33        53,500
Europe.....................................      101,600           -8        110,000         +15        95,500
Other markets..............................       86,600          -32        127,400          -1       128,200
                                             -----------                 -----------               -----------
    World..................................    3,093,700           +7      2,887,000          -2     2,958,800
                                             -----------                 -----------               -----------
                                             -----------                 -----------               -----------

------------------------

(1) [EURO] in millions.

(2) Unit sales represent vehicle shipments by DaimlerChrysler Corporation.

                           --------------------------

    In 1998, revenues of Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge reached a new record high, and unit sales were the third best ever. Total unit sales increased by 7% to 3,093,700, due primarily to the division's success in the United States, by far its largest market. Unit sales in the United States were up 10% in 1998 to 2,548,900 vehicles, mainly as a result of the success of the Dodge Durango, the new series of full-size sedans -- Intrepid, Concorde and LHS/300M -- and the introduction of the four-door Ram pickup truck, all introduced in 1998. Grand Cherokee unit sales decreased in 1998 due to the plant shutdown in preparation for the launch of the all-new Grand Cherokee in the fall of 1998. For a discussion of changes in revenues see "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    In the NAFTA region, principal competitors of the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge division are General Motors, Ford, Toyota, Honda and Nissan. Competition in the NAFTA region is very intense and is likely to remain so. Due to the economic conditions in certain markets, particularly in Asia, competitors with excess capacity may intensify their efforts to export vehicles to the NAFTA region.

    The following table sets forth, by vehicle line, the number of units sold since 1996:

                                                                          Year Ended December 31,
                                                                   -------------------------------------
                                                                      1998         1997         1996
                                                                   -----------  -----------  -----------
Units(1)
Cars
    Neon.........................................................      268,200      269,900      310,200
    Breeze, Cirrus and Stratus...................................      250,500      255,300      248,100
    Intrepid, Concorde and LHS/300M..............................      300,100      198,500      276,200
    Other........................................................      120,000      139,700      142,800

Minivans.........................................................      685,000      682,800      731,500
Trucks
    Ram Pickup...................................................      474,700      432,400      433,300
    Dakota.......................................................      160,100      166,900       89,800
    Durango......................................................      182,000       33,200           --
    Ram Van and Wagon............................................       84,400       77,800       96,500
Jeep
    Grand Cherokee...............................................      270,200      311,400      340,800
    Cherokee.....................................................      194,500      213,900      197,100
    Wrangler.....................................................      104,000      105,200       92,500
                                                                   -----------  -----------  -----------
    Total........................................................    3,093,700    2,887,000    2,958,800
                                                                   -----------  -----------  -----------
                                                                   -----------  -----------  -----------

------------------------

(1) Unit sales represent vehicle shipments by DaimlerChrysler Corporation.

    DISTRIBUTION

    In the NAFTA region, new passenger cars and trucks are sold at retail by dealers who have sales and service agreements with DaimlerChrysler Corporation. The dealers purchase cars, trucks, parts and accessories from DaimlerChrysler Corporation for sale to retail customers. In the United States, DaimlerChrysler Corporation had 4,484 dealers at December 31, 1998, compared to 4,552 at December 31, 1997. In Canada, the dealer network comprised 578 dealers at December 31, 1998, compared to 588 dealers at December 31, 1997. In Mexico, the dealer network comprised 114 dealers at December 31, 1998, compared to 122 dealers at December 31, 1997.

    DaimlerChrysler Corporation also sells vehicles through wholly owned distributors in Argentina, Australia, Austria, Belgium, Brazil, Egypt, France, Germany, Italy, Japan, Korea, the Netherlands, Taiwan, Thailand and Venezuela and in various other countries through independent distributors and dealers.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 1998, the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment invested [EURO] 3.9 billion in fixed assets. These investments were primarily spent on launching the all-new Jeep Grand Cherokee and Neon vehicles, improving capacity and upgrading engine and transmission facilities, as well as maintaining existing facilities.

    The research and development activities of the segment in 1998 related primarily to new product development, namely the all-new Jeep Grand Cherokee, the redesigned Neon and the future minivans. Also included are development costs for improvement of existing products, as well as compliance with regulations that have been and are being promulgated by various governmental agencies worldwide.

    The capital expenditures for fixed assets and research and development expenditures of Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge during the last three years are shown below:

                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
                                                                    ([EURO] in millions)
Capital expenditures for fixed assets........................      3,920      4,501      3,545
Research and development.....................................      1,695      1,512      1,229

    INTERNATIONAL COOPERATIONS

    In Austria, Jeep Grand Cherokees are assembled under an assembly contract with Steyr-Daimler-Puch Fahrzeugtechnik AG & Co. KG and Chrysler Voyagers are assembled by Eurostar Automobilwerke Ges.m.b.H. & Co. KG, a joint venture with Steyr.

    The segment's automotive operations in the Asia-Pacific region include the assembly of Jeep Cherokees for distribution in China by Beijing Jeep Corporation, Ltd., a minority-owned joint venture. In addition, DaimlerChrysler Corporation has agreements for the assembly of right-hand-drive Jeep vehicles in Malaysia and Thailand. Operations in South America include manufacturing facilities in Venezuela, where Neons, Jeep Cherokees and Grand Cherokees are assembled, Brazil, where Dakota pickup trucks are manufactured, and Argentina, where Jeep Cherokees and Grand Cherokees are assembled. In January 1997, DaimlerChrysler Corporation entered into a joint venture agreement with Bayerische Motoren Werke AG to manufacture a small gasoline engine in Brazil for use in both Chrysler and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company with assembly facilities in Egypt.

Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra

    DaimlerChrysler manufactures and sells commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling and Setra. It is the world's leading manufacturer of trucks over 6t GVW and of buses over 8t GVW. With worldwide facilities, the Group has the world's most developed network for the production and assembly of commercial vehicles and core components. It also has a worldwide distribution and service network. This segment contributed approximately 17% of the Group's revenues in 1998.

    PRODUCTS

    VANS AND TRUCKS. Worldwide, the product lines consist of three series of vans, the Vito, the Sprinter and the Vario, in categories of 2t to 7.5t GVW and nine lines of trucks in categories above 6.5t. The European lines of trucks consist of the Actros in the heavy weight category and the Atego in the light and medium weight category. In January 1999, the Atego was voted "Truck of the Year" by a jury of 18 European motor journalists.

    Vans and trucks for the European market are manufactured primarily in Germany and Spain. In the United States and Canada, the Group operates through its wholly owned subsidiary Freightliner Corporation. Freightliner manufactures trucks in the Class 8 category (above 33,000 lbs. GVW) where it is the market leader in the United States and Canada. It also produces Class 5, 6 and 7 trucks in weight categories between 16,000 lbs. and 33,000 lbs. GVW, primarily for the United States and Canadian markets. Freightliner also acquired the former Class 8 and North American Cargo (Classes 6 and 7) product lines of Ford Motor Company, which it offers under the brand name "Sterling." Through American La France, Freightliner is active in the market for custom fire truck chassis. Freightliner also manufactures chassis for trucks, buses and motorhomes in weight categories between Class 3 (10,000 lbs) and Class 7 (33,000 lbs). Mercedes-Benz Mexico manufactures trucks primarily for sale in the NAFTA region.

    Mercedes-Benz Argentina and Mercedes-Benz do Brasil produce vans and trucks for the South American markets. The African, Asian and Australian continents are supplied by European factories and manufacturing operations in Brazil, South Africa, Nigeria, Indonesia, Iran and Australia.

    BUSES. The bus product lines consist of complete buses for city, intercity and touring purposes and bus chassis which are completed by local bus builders in their respective countries. The division's operating companies in Europe, the United States, Mexico, Argentina, Brazil and China have developed their own bus designs based on national requirements and adapted their models to specific market requirements of each region. Moreover, numerous cooperation partners throughout the world manufacture buses or bus chassis under license. In Europe, the division markets buses under the Mercedes-Benz and Setra brand names. In October 1998, Freightliner acquired the U.S. school bus body manufacturer Thomas Built Buses.

    UNIMOGS. The Unimog is a special purpose, four-wheel drive vehicle designed for applications such as street maintenance, certain construction industry uses, fire-fighting, forestry and agriculture. Unimogs can carry and operate a wide variety of attachments, including various types of farming equipment, snow plows, cranes, excavators and drilling equipment.

    POWERTRAIN. This business unit designs, manufactures and sells a full line of powertrain components consisting of diesel engines, transmissions, axles and steering systems. Its systems competence provides it with a unique competitive advantage in the marketplace. The Powertrain business unit also manufactures industrial diesel engines which are widely used as propulsion units in off-highway applications.

    MARKETS, SALES AND COMPETITION

    The market for commercial vehicles depends significantly on general economic conditions since they directly influence transportation needs and the availability of funds for capital investment. In 1998, sales of commercial vehicles continued to develop favorably in Western Europe and the NAFTA region. In Western Europe the demand was especially pronounced for trucks in the category over 6t GVW, notably in the category of heavy trucks over 16t GVW. Sales in the United States were up approximately 15% to 355,700 vehicles in the Class 6 through 8 categories that are particularly important for Freightliner and Sterling. However, in various South American countries, especially in Brazil, the growing economic uncertainty led to a considerable decline in commercial vehicle demand, particularly in the second half of the year.

    In Germany, registrations of new commercial vehicles increased 12% to 295,900 units. Exports by German manufacturers increased 11% to 241,500 commercial vehicles. Like most other European manufacturers of commercial vehicles, DaimlerChrysler has a very close relationship to its home market where it sold 22% of its commercial vehicles in 1998. The European Union (excluding Germany) accounted for an additional 29% of the division's unit sales in 1998. Outside Europe, the United States, Brazil, Argentina, Canada, Mexico and South Africa are the most important markets for the division.

    The following table sets forth the distribution of revenues and unit sales for the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division by geographic market since 1996:

                            Revenues and Unit Sales

                                                                    Year Ended December 31,
                                                  -----------------------------------------------------------
                                                    1998       % change       1997      % change      1996
                                                  ---------  -------------  ---------  -----------  ---------
Revenues(1)
Germany.........................................      6,355          +12        5,660          +7       5,307
European Union(2)...............................      5,093          +15        4,422         +22       3,637
    France......................................      1,141          +18          971           0         969
    Italy.......................................        611          +12          547         +21         453
    Netherlands.................................        512          +24          412         +20         343
    Spain.......................................        544           +9          500         +51         331
    United Kingdom..............................        931          +17          799         +40         569
United States...................................      5,989          +48        4,033         +28       3,139
Canada..........................................        604          +27          474         +65         287
Mexico..........................................        344          +31          263        +237          78
Brazil..........................................      1,353           -7        1,449         +23       1,180
Argentina.......................................        422          +19          356         +43         249
Other markets...................................      3,002          -11        3,355         +31       2,562
                                                  ---------                 ---------               ---------
    World.......................................     23,162          +16       20,012         +22      16,439
                                                  ---------                 ---------               ---------
                                                  ---------                 ---------               ---------
Units
Germany.........................................    107,500          +11       96,600         +12      86,600
European Union(2)...............................    139,600          +12      124,600         +22     102,300
    France......................................     26,600          +21       22,000          -3      22,600
    Italy.......................................     16,700          +11       15,100         +21      12,500
    Netherlands.................................     18,200          +16       15,700         +31      12,000
    Spain.......................................     16,000          +14       14,000         +30      10,800
    United Kingdom..............................     27,700           +5       26,400         +38      19,100
United States...................................    107,800          +49       72,400          +4      69,600
Canada..........................................     10,700          +37        7,800         +44       5,400
Mexico..........................................      7,100          +18        6,000        +173       2,200
Brazil..........................................     39,400           +5       37,500         +16      32,200
Argentina.......................................     10,700          +22        8,800         +31       6,700
Other markets...................................     66,900           +5       63,700         +48      43,100
                                                  ---------                 ---------               ---------
    World.......................................    489,700          +17      417,400         +20     348,100
                                                  ---------                 ---------               ---------
                                                  ---------                 ---------               ---------

------------------------

(1) [EURO] in millions.

(2) Excluding Germany.
                           --------------------------

    Worldwide unit sales of the division increased significantly from 417,400 in 1997 to 489,700 vehicles in 1998. Sales of vans and trucks reached 216,500 (+12%) and 233,800 (+23%) units, respectively. Sales of buses increased 6% to 32,600 units in 1998. DaimlerChrysler was able to maintain its position as the leading manufacturer in the truck and bus market segments.

    Unit sales in Germany increased 11% to 107,500. In the European Union (excluding Germany) unit sales rose 12% from 124,600 in 1997 to 139,600 in 1998, which resulted from continued strong demand for buses, trucks and vans, especially in France, the Netherlands and Spain. In Germany, DaimlerChrysler was able to maintain its position as the market leader in the category of trucks above 6t GVW. This was primarily due to the continued success of the Actros and Atego truck lines. The division's market share for trucks above 6t GVW in Germany decreased slightly to 47% (1997: 48%) while it remained unchanged in the European Union (excluding Germany) at 15%.

    In the United States, the market for commercial vehicles in the Class 6 through 8 market segments continued to expand in 1998. Unit sales in these segments for all manufacturers increased by 15% to 355,700 from 310,400 units in 1997. Through the addition of its Sterling truck lines, the Group was able to increase its market share in the Class 6 through 8 market segments from 21% in 1997 to 27% in 1998. The Group's market share in the Class 8 heavy duty segment increased to 33% in 1998.

    For a discussion of changes in revenues see "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    Mercedes-Benz vans are primarily sold in Western Europe. Principal competitors in this market are Volkswagen, Fiat, Ford, PSA (Peugeot/Citroen), Renault, Toyota and Nissan.

    In the truck market segment, competitors vary in each geographical region. In the two most important truck markets for DaimlerChrysler, Western Europe and the NAFTA region, its principal competitors are the following:

Western Europe            NAFTA Region
------------------------  ------------------------
IVECO                     Navistar
MAN                       Paccar
Volvo                     (Kenworth/Peterbilt)
R.V.I.                    Ford
Scania                    General Motors
Paccar                    Volvo
                          Renault/Mack

    Competitors in the bus sector (over 8t GVW) include MAN, R.V.I., Auwaerter, IVECO and Dennis in Western Europe; Ford, Volkswagen, El Detalle, DINA and Kia in Latin America; and Volvo and Scania in both areas.

    The following table sets forth, by vehicle category, the unit sales of the division since 1996:

                                                                   Year Ended December 31,
                                                               -------------------------------
                                                                 1998       1997       1996
                                                               ---------  ---------  ---------
Units
Vans.........................................................    216,500    193,900    153,200
Trucks(1)....................................................    233,800    189,600    166,100
Buses........................................................     32,600     30,800     26,100
Unimogs......................................................      2,900      3,100      2,700
Pickup trucks (L 200)(2).....................................      3,900         --         --
                                                               ---------  ---------  ---------
    Total....................................................    489,700    417,400    348,100
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

------------------------

(1) Including chassis manufactured by Freightliner for motorhomes and walk-in-vans.

(2) Represents pickup trucks manufactured by Mercedes-Benz South Africa under an agreement with Mitsubishi Motors Corporation which are included in unit sales figures for the first time in 1998.

    DISTRIBUTION

    In Germany, DaimlerChrysler operates a wholesale and a retail network for its commercial vehicles. In other major European markets, subsidiaries of DaimlerChrysler AG provide the wholesale function to a network of independent dealers. Outside Europe commercial vehicles are generally sold by the sales organization of the respective production company or through independent general distributors.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra segment for fixed assets amounted to [EURO] 0.8 billion in 1998. Principal areas of investment were the preparation for the production of the Atego line of trucks in the light and medium weight category.

    Research and development projects included successor models of existing product lines, primarily vans, and ongoing development work performed over the lifecycle of current van and truck models.

    The capital expenditures for fixed assets and the research and development expenditures of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra segment during the last three years are shown below:

                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
                                                                           ([EURO] in millions)
Capital expenditures for fixed assets...............................        832        601        797
Research and development............................................        714        602        557

    INTERNATIONAL COOPERATIONS

    At the present time, cooperative efforts of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division are primarily targeting the markets in Asia. In South Korea, the Group cooperates with SsangYong Motor Company in the production of vans and engines. In the People's Republic of China, the Group cooperates with NORINCO in the area of heavy-duty trucks, and it manufactures buses in cooperation with Yangzhou Motor Coach Manufacturer. Mercedes-Benz South Africa manufactures Mitsubishi Colt pickup trucks under an agreement with Mitsubishi Motors Corporation. In Mexico, there is a cooperation with the Brazilian body manufacturer Cia Americana Industrial de Onibus in the production of buses. The Group also participates in a joint venture in which it holds a majority interest with a Vietnamese partner to assemble trucks and buses. In July 1998, the Group agreed with Nissan Diesel, a subsidiary of Nissan Motor, to develop a new light truck for certain Asian and Latin American markets in the category of 3t to 9t GVW.

    In the United States, the Group is cooperating with the U.S. engine manufacturer Detroit Diesel Corporation in several joint development, production and marketing projects involving commercial vehicle and industrial diesel engines. To support this cooperation, a U.S. affiliate of DaimlerChrysler AG holds a 20% common equity investment in Detroit Diesel. The cooperation also extends to MTU Motoren- und Turbinen-Union Friedrichshafen GmbH ("MTU Friedrichshafen") which is primarily engaged in joint projects with Detroit Diesel involving the design, development and marketing of diesel engines of various displacements and power ranges for off-highway applications.

Chrysler Financial Services

    Chrysler Financial Services includes the operations of Chrysler Financial Company L.L.C., its consolidated subsidiaries, and managed operations in Mexico. Chrysler Financial Services principally engages in providing consumer and dealer automotive financing for the products of DaimlerChrysler Corporation, including retail and lease financing for vehicles, dealer inventory and other financing needs. It also provides dealer property and casualty insurance and dealer facility development and management, primarily for Chrysler dealers and their customers. Chrysler Financial Services contributed approximately 2% of the Group's revenues in 1998.

    Chrysler Financial Services conducts its business through offices in the United States, Canada and Mexico, and in Belgium, France, Italy, Japan, Germany, the Netherlands, Venezuela, Taiwan and Puerto Rico. In addition, at December 31, 1998, a total of 189 automobile dealership properties were owned by Chrysler Realty Corporation, a wholly owned subsidiary of Chrysler Financial Company L.L.C., and leased primarily to franchised dealers of DaimlerChrysler Corporation.

    Chrysler Financial Services' portfolio of finance receivables managed includes receivables owned and receivables serviced for others. Receivables serviced for others include securitized automotive receivables and retail leases. At December 31, 1998, receivables serviced for others accounted for 67% of the total portfolio of receivables managed. Finance receivables managed at the end of each of the three most recent years were as follows:

                                                                      Year Ended December 31,
                                                                  -------------------------------
                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
                                                                       ([EURO] in millions)
Automotive......................................................     39,948     36,204     30,310
Non-automotive..................................................      2,507      2,488      1,752
                                                                  ---------  ---------  ---------
    Total financing.............................................     42,455     38,692     32,062
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                            ------------------------

    Due to the significant portion of Chrysler Financial Services' business that relates to DaimlerChrysler Corporation, lower levels of production and sales of DaimlerChrysler Corporation automotive products would likely result in a reduction in the level of finance operations of Chrysler Financial Services.

    BUSINESS UNITS AND SERVICES

    AUTOMOTIVE FINANCING. Chrysler Financial Services is the major source of wholesale and retail financing for vehicles manufactured by DaimlerChrysler Corporation throughout the NAFTA region. Chrysler Financial Services also offers dealers working capital loans, real estate and equipment financing and financing plans for fleet buyers, including daily rental car companies. The automotive financing operations of Chrysler Financial Services are conducted through 31 zone offices in the United States, Canada (Chrysler Credit Canada Ltd.) and Mexico (Chrysler Comercial S.A. de C.V.). Chrysler Financial Services also provides automotive financial products and services in Europe and Asia.

    AUTOMOTIVE INSURANCE. Chrysler Insurance Company and its subsidiaries provide specialized insurance coverages for automotive dealers and their customers in the United States and Canada. Chrysler Insurance's property and casualty business includes physical damage, garage liability, worker's compensation and property and contents coverage provided directly to automotive dealers. Chrysler Insurance also provides vehicle collateral protection and single interest insurance to retail customers and their financing sources.

    AUTOMOBILE DEALERSHIP MANAGEMENT. Chrysler Realty Corporation, which is engaged in the ownership, development and management of Chrysler automotive dealership properties in the United States, typically purchases, leases or options dealership facilities and then leases or subleases these facilities to Chrysler, Plymouth, Jeep and Dodge dealers. At December 31, 1998, Chrysler Realty Corporation managed 723 sites, of which it owned 189.

    NON-AUTOMOTIVE FINANCING. Chrysler Financial Services conducts its non-automotive finance business through its subsidiary, Chrysler Capital Corporation. At December 31, 1998, the non-automotive receivables managed throughout the United States consisted primarily of [EURO] 2.5 billion of leveraged leases.

    MARKETS, SALES AND COMPETITION

    During 1998, Chrysler Financial Services financed or leased approximately 941,000 new and used vehicles at retail in the United States, including approximately 718,000 new Chrysler, Plymouth, Jeep and Dodge passenger cars and trucks, representing 29 percent of DaimlerChrysler Corporation's U.S. retail and fleet deliveries. During 1998, it financed or leased approximately 155,000 vehicles at retail in Canada, including approximately 131,000 new Chrysler, Plymouth, Jeep and Dodge cars and trucks, representing 49 percent of DaimlerChrysler Corporation's Canadian retail and fleet deliveries. The average monthly payment for new vehicle retail installment sale contracts acquired in the United States was [EURO] 339 in 1998. The average new contract balance was [EURO] 18,638 and the average original term was 55 months. Chrysler Financial Services also financed approximately 1,777,000 new Chrysler, Plymouth, Jeep and Dodge passenger cars and light-duty trucks at wholesale in the United States and 179,000 in Canada, representing 70% and 68% of DaimlerChrysler Corporation's U.S. and Canadian vehicle shipments, respectively, in 1998.

    Chrysler Financial Services' principal competitors are financial institutions not affiliated with automotive manufacturers. Its retail and lease products compete with similar offerings from banks, savings institutions, and other leasing companies. For dealer wholesale financing, Chrysler Financial Services competes with national and regional banks. The market for Chrysler Financial Services' financing products and services may become more competitive as large banks in the United States continue to merge.

    Chrysler Insurance Company competes with national and regional property and casualty insurance programs offered by other insurance companies.

Services

    DaimlerChrysler Services (debis) provides financial services supporting the sale of Group products. It also engages in insurance brokerage, trading, IT services and telecommunications services. debis contributed approximately 6% of the Group's revenues in 1998.

    The following table sets forth the revenues generated by debis since 1996:

                                                                          Year Ended December 31,
                                                                      -------------------------------
                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
                                                                           ([EURO] in millions)
Financial Services..................................................      5,834      5,085      4,464
IT Services.........................................................      2,167      1,548      1,200
Telecom Services....................................................      1,498      1,178        820
Marketing Services(1)...............................................         --         --        201
Real Estate Management..............................................         74        113         35
                                                                      ---------  ---------  ---------
    Total...........................................................      9,573      7,924      6,720
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

------------------------

(1) debis withdrew from its marketing services activities in 1996.
                           --------------------------

    In 1998, the growth of the services sector once again exceeded the rate of economic expansion in most industrialized countries. In particular, the market for corporate services continued to exhibit signs of long-term growth. debis was able to take advantage of these developments which resulted in a further increase in total revenues. debis Financial Services continued to be the largest contributor to debis' revenues, accounting for approximately 61%. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    BUSINESS UNITS AND SERVICES

    FINANCIAL SERVICES. debis offers customized financing and leasing packages in Europe, the NAFTA region, South America and Asia, primarily in connection with the sale of DaimlerChrysler automotive products. It also offers product-related and customer-oriented financial services relating to sales of certain non-automotive products of the DaimlerChrysler Group, such as the sale of Airbus aircraft, helicopters and marine vessels powered by engines manufactured by MTU Friedrichshafen.

    debis Assekuranz provides insurance and reinsurance brokerage, risk consulting and risk management services to companies within the Group and to third party industrial customers worldwide.

    debis Trading, which was integrated into the Financial Services business unit effective as of January 1, 1999, offers trading and consulting services to promote exports to countries with low foreign currency reserves. debis Trading conducts trading transactions in Eastern Europe, the Middle East, East and Central Asia and Latin America.

    In January 1999, the Group announced that it will combine the financial services activities of debis with Chrysler Financial Services. The new combined business entity will be the fourth largest financial services provider in the world outside the banking and insurance sector. It will also be responsible for debis' insurance and trading activities.

    IT SERVICES. debis Systemhaus is Germany's largest independent provider of comprehensive IT services, including computer centers, software development and applications and consulting services. Approximately 69% of its 1998 revenues was generated outside the DaimlerChrysler Group. IT Services concentrates on IT solutions for specific industries, such as the automotive, electrical, financial services and telecommunications industries.

    TELECOM SERVICES. Telecom Services operates principally through debitel, a company jointly owned by debis and the Metro group. debitel markets mobile telephone services and provides access to digital mobile telecommunication networks, satellite communications and an inter-company cellular communication network. debitel is the leading independent, non-network provider of mobile telecommunication services in the European market. It offers mobile telecommunication services primarily in Germany, France, the Netherlands, Belgium and Denmark. Following the liberalization of the German telecommunications market effective as of January 1, 1998, debitel began to offer fixed network services in Germany. Additional activities of Telecom Services include traffic reporting and information (telematic) services and electronic commerce. In January 1999, DaimlerChrysler and the Metro group jointly announced a public offering of debitel shares in which they expect to sell shares representing at least 20% of the total shares outstanding.

    REAL ESTATE MANAGEMENT. Real Estate Management Services provides real estate related services to the Group. Real Estate Management Services is engaged in the management of a new 340,000 square meter (3.7 million square foot) real estate development at Potsdamer Platz in Berlin. The complex consists of 19 buildings and, in addition to debis' new headquarters, includes offices, shops, apartments, several theaters and a five star hotel. The project was officially inaugurated in October 1998.

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of revenues by geographic market since 1996:

                                                                      Year Ended December 31,
                                                                  -------------------------------
                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
                                                                       ([EURO] in millions)
Germany.........................................................      4,636      4,020      3,726
European Union(1)...............................................      1,585      1,218        771
NAFTA region....................................................      2,780      2,348      1,956
Other markets...................................................        572        338        267
                                                                  ---------  ---------  ---------
    Total.......................................................      9,573      7,924      6,720
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

------------------------

(1) Excluding Germany.

    debis generated approximately 48% of its total 1998 business volume in Germany, 17% in other European Union countries, 29% in the NAFTA region and 6% in other markets. The growth in revenues in 1998 was the result of increased business activity in the areas of IT services, financial services and telecom services. In 1998, debis Financial Services processed approximately 435,000 new leasing and finance contracts with a total value of [EURO] 14.8 billion, an increase of approximately 24% in new contract value compared to 1997 when it processed 345,000 new contracts with a total value of [EURO] 11.9 billion. This increase was attributable to the continued growth of the Group's automotive businesses and an improved and more extensive range of services.

    In 1998, the average monthly payment for new vehicle installment sale contracts was [EURO] 895. The average new contract balance amounted to [EURO] 31,644 and the average original term was 40 months. The following table sets forth the number and total value of new contracts and the total number and value of contracts outstanding in the most important geographic markets in which debis Financial Services provided financial services in 1998:

                                                                    Value                     Value
                                                        New      ([EURO] in      Total     ([EURO] in
                                                     Contracts    millions)    Contracts    millions)
                                                    -----------  -----------  -----------  -----------
Germany...........................................     157,034        4,193      320,136        7,057
United States(1)..................................     146,070        6,258      317,220       12,052
Canada............................................       8,516          412       20,053          696
France............................................      13,377          375       35,954          752
Italy.............................................      21,080          540       42,880          707
United Kingdom(1).................................      27,218          916       73,118        1,734
Switzerland.......................................       6,950          273       12,542          391
Spain.............................................       5,645          159       12,241          244
Netherlands.......................................      10,078          302       23,013          698
Belgium...........................................       4,274          145        9,925          231
Japan(1)..........................................      17,466          540       45,619          935
Mexico............................................       4,104          167        8,884          258
Brazil............................................       6,985          266       13,299          350
Australia.........................................       5,775          259       10,524          399

------------------------
(1) Includes portfolios of activity conducted by debis Financial Services which have been included in several asset-backed receivables financings by that business unit in these countries.

                           --------------------------

    In the field of IT services, which are primarily provided by debis Systemhaus, principal competitors include IBM, datev, Electronic Data Systems Corporation and Andersen Consulting. Competitors in the leasing and financial services area include leasing and finance subsidiaries of banks and savings institutions and of other automobile manufacturers to the extent they do not limit their leasing and financial services activities to their own automobile brands. debis Assekuranz competes primarily with Jauch & Huebner, Gradmann & Holler (Marsh McLennan Group) and Gerling Risk. In the market for mobile telecommunications services, debitel's principal competitors are Mannesmann Mobilfunk, Deutsche Telekom MobilNet and E-Plus. As a fixed network services provider debitel primarily competes with Deutsche Telekom, MobilCom and Mannesmann Arcor.

    CAPITAL EXPENDITURES

    Capital expenditures for fixed assets, largely data processing equipment, increased 48% in 1998 to [EURO] 285 million (1997: [EURO] 193 million). Additions to leased equipment increased 17% to [EURO] 4.3 billion (1997: [EURO]
3.7 billion).

Aerospace

    Principal Aerospace activities include the development, production and sale of commercial aircraft and helicopters, defense and civil systems, aero engines, military aircraft, satellites, and space infrastructure. DaimlerChrysler Aerospace is the German partner (with a 37.9% share) in the European Airbus consortium Airbus Industrie. Aerospace contributed approximately 7% of the Group's revenues in 1998.

    The following table sets forth the revenues generated by the Aerospace business units since 1996:

                                                                         Year Ended December 31,
                                                                     -------------------------------
                                                                       1998       1997       1996
                                                                     ---------  ---------  ---------
                                                                          ([EURO] in millions)
Commercial Aircraft/Helicopters....................................      3,508      2,966      2,225
Defense and Civil Systems..........................................      1,687      1,409      1,347
Aero Engines.......................................................      1,655      1,513      1,180
Military Aircraft..................................................        765        659        665
Satellites.........................................................        629        725        566
Space Infrastructure...............................................        526        544        484
Other..............................................................         --         --        207
                                                                     ---------  ---------  ---------
    Total..........................................................      8,770      7,816      6,674
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                            ------------------------

    Aerospace revenues for 1998 were [EURO] 8.8 billion, an increase of 12% over 1997. This increase was primarily due to the continued expansion of the market for commercial aircraft which had significant positive effects on the Group's commercial aircraft and aero engines businesses. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    BUSINESS UNITS AND PRODUCTS

    COMMERCIAL AIRCRAFT/HELICOPTERS. The commercial aircraft/helicopter business includes the activities of DaimlerChrysler Aerospace Airbus GmbH and its subsidiaries and the production of helicopters for military and civil applications by the Eurocopter group.

    COMMERCIAL AIRCRAFT. DaimlerChrysler Aerospace Airbus conducts the German activities within Airbus Industrie. These activities include the final assembly of the Airbus A321 and the A319 which is performed in Hamburg. DaimlerChrysler Aerospace Airbus also manufactures a variety of fuselage sections and vertical stabilizers for all Airbus models, installs interior furnishings and is responsible for the wing integration of all widebody Airbus aircraft.

    Airbus Industrie is responsible for sales, marketing and product support of all Airbus aircraft. DaimlerChrysler Aerospace Airbus and the French aerospace company, Aerospatiale, each have a 37.9% interest in the consortium; British Aerospace plc of the United Kingdom owns 20%; and the Spanish aerospace company, Construcciones Aeronauticas S.A. (CASA), holds 4.2%. DaimlerChrysler Aerospace Airbus contributes on average one-third to the value of the aircraft produced by the European Airbus program. In order to improve the competitive position of Airbus aircraft, the partners of the Airbus consortium plan to implement a new structure for the Airbus activities with the goal of forming a single corporate entity. The new entity would comprise all important functions of the Airbus partners.

    The product line of Airbus Industrie includes the following models:

    - A340. The A340 is a four engine, long range aircraft currently offered in three sizes between 245 and 280 passenger seats with a range between 7,500 and 8,000 nautical miles. Airbus Industrie is developing two new versions of the A340, the A340-500 and the A340-600. These versions will have up to 380 passenger seats and a range of up to 9,500 nautical miles. Deliveries of these new models are expected to commence in the year 2000.

    - A330. The A330 is one of the world's largest twin-engine medium/long haul aircraft seating between 295 and 440 passengers with a range of 4,700 nautical miles. The A330-200 is a shorter version with a longer range and lower operating costs.

    - A320. The A320, a two-engine 150-seat aircraft with a range of 3,150 nautical miles, is the most successful Airbus aircraft program to date.

    - A321. The A321 is a stretched version of the A320 that typically seats 185 passengers and is designed as a short/medium haul aircraft with a range of 2,650 nautical miles. The A321 is being assembled in Hamburg by DaimlerChrysler Aerospace Airbus. It is complemented by the A321-200, a version with a longer range and a higher payload.

    - A319. The A319 is a reduced-size version of the A320, seating approximately 124 passengers. It has a range from 1,900 to 3,150 nautical miles. The A319 is also being assembled in Hamburg by DaimlerChrysler Aerospace Airbus. A business jet version of the A319 has been added to the lineup in 1997. The development of a new short-range version, the A318, is currently under consideration.

    - A310. The A310 is a two-engine aircraft with a range of 5,200 nautical miles that seats between 191 and 279 passengers depending on its layout.

    - A300-600. This model was designed as a medium-range two-engine aircraft accommodating between 267 and 361 passengers. It has a range of approximately 4,300 nautical miles. There is also a cargo version of this model, the A300-600F.

    - A300-600ST BELUGA. The A300-600ST Beluga is a high-volume transporter that was primarily developed for the transportation of Airbus components.

    Airbus Industrie is engaged in the predevelopment of the A3XX, an all-new high-capacity aircraft capable of carrying between 480 and 650 passengers. If a decision is made to proceed with this project, the participants in Airbus Industrie expect to add other revenue and risk sharing partners to the project venture.

    HELICOPTERS. The product line of the Eurocopter group includes single-engine light helicopters, as well as twin-engine light- and medium-weight helicopters. The Eurocopter group participates in the development of the Tiger escort helicopter and has a 66% share of the program for the development of the NH90 tactical transport and naval helicopter. The third prototype of the NH90 began in-flight testing in November 1998. The first production model of the EC120, a single-engine light helicopter developed in cooperation with Singapore Aerospace and Catic China National Aero-Technology Import and Export Corporation, was delivered in January 1998 to Nozaki Aerospace in Japan.

    DEFENSE AND CIVIL SYSTEMS. This business unit is active in the areas of defense and dynamics systems, radar and radio systems, command and information systems and systems technology. Its principal activities include development and manufacture of products in the categories of radar technology, radio communications and electronic warfare; reconnaissance, command, control and information systems, mission planning systems, digital map systems, telescopic antenna tower systems, mobile field hospitals and simulation and training systems; antitank and ground-to-air missiles, surface missile systems and standoff weapons. The activities of this business unit also include Nortel Dasa Network Systems, a joint venture with Northern Telecom which is engaged in the development of network components, including systems for the integration of mobile and landline telecommunication networks. In the first half of 1998 DaimlerChrysler Aerospace acquired the German defense electronics activities of Siemens AG.

    AERO ENGINES. The Aero Engines business unit is involved in the development, production and product support of propulsion systems for aircraft through MTU Motoren- und Turbinen-Union Muenchen GmbH ("MTU-Muenchen") and its subsidiaries. In the area of engines for commercial and executive aircraft, MTU Muenchen primarily cooperates with the engine manufacturers Pratt & Whitney, a subsidiary of United Technologies, Inc. ("P&W"), and General Electric in the United States and with Pratt & Whitney Canada Inc. in Canada. In certain limited areas MTU Muenchen also cooperates with Rolls-Royce plc, SNECMA and Japanese aircraft engine manufacturers.

    MTU Muenchen is cooperating with P&W in the development and production of the PW4000 turbofan engine family, the PW2000 jet engine series, the PW305 and PW306 jet engines and the PW500 turbofan engine family. In the V2500 jet engine program, MTU Muenchen cooperates with P&W, Rolls-Royce plc and Japanese Aero Engines Corporation. MTU Muenchen also manufactures parts for the General Electric CF6 engine family. Major development projects include the PW4000 and PW500 engine programs for commercial aircraft, the EJ200 engine for the Eurofighter/Typhoon and the MTR390 engine for the Tiger escort helicopter. MTU Muenchen is one of the leading providers of maintenance and repair services for jet engines.

    MILITARY AIRCRAFT. DaimlerChrysler Aerospace is the only remaining German military aircraft manufacturer. Because of the technical complexity and the high development costs of the products, most projects in this area are undertaken on a joint venture basis with other European and United States companies. Military Aircraft is focusing primarily on the Eurofighter/Typhoon (EF2000) program. Production of the Eurofighter began in 1998 and deliveries are expected to commence in 2002. Germany intends to acquire 180, the United Kingdom 232, Italy 121 and Spain 87 aircraft. The Military Aircraft business unit also continues to be involved in the Tornado program (modernization and servicing of Tornado aircraft) and the manufacturing of certain Airbus components.

    DaimlerChrysler Aerospace is also involved in other aircraft programs, including the Experimental Program Vector, a follow-up program of the X-31A, and it is actively engaged in programs involving design, development and implementation of capability upgrades and maintenance, technological and logistical support relating to the F4 Phantom, the Breguet Atlantique, the NATO Awacs E-3A, the Transall C-160 and the MiG-29. Other programs involve reconnaissance systems, training and flight simulation systems and maintenance and overhaul of military aircraft.

    SATELLITES. The Satellites business unit is focusing on several satellite programs and projects commissioned by the European Space Agency (ESA):
Envisat-1, a successor program to the ERS-2 (European Remote Sensing Satellite); the Horizon 2000 scientific satellite program consisting of the Cluster satellites; the XMM (X-Ray Multi-Mirror Mission), the largest scientific x-ray satellite to date; and Rosetta, a satellite program designed to explore the origin of the solar system. Other projects include the development and production of three meteorological satellites as part of the Meteosat program, and the participation in Globalstar, a worldwide mobile communications satellite system consisting of 64 low earth orbit satellites of which 16 have already been positioned.

    SPACE INFRASTRUCTURE. Space Infrastructure concentrates on the development and production of orbital systems, including programs involving space stations and the development of new technologies, and launcher systems. Specific projects include participations in the space laboratory COF (Columbus Orbital Facility) for the International Space Station (ISS), the space transporter ATV (Automated Transfer Vehicle), the ERA (European Robotic Arm) program and ongoing work in connection with the Ariane 4 and 5 launcher programs.

    MARKETS, SALES AND COMPETITION

    Demand for commercial aircraft continued to rise in 1998. Orders for jet aircraft with more than 100 seats increased to 1,212 units (1997: 1,035 units). Deliveries in 1998 reached 792 aircraft compared to 557 units in 1997. Orders for commercial aircraft engines benefited from the high demand for new aircraft. In spite of the continued budget constraints in Germany and other countries of the Western hemisphere, demand for defense products was higher than in the previous year. Public spending for space programs stagnated in 1998.

    The following table sets forth the distribution of Aerospace revenues by geographic market since 1996:

                                                                      Year Ended December 31,
                                                                  -------------------------------
                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
                                                                       ([EURO] in millions)
Germany.........................................................      2,604      2,207      2,123
European Union(1)...............................................      4,126      3,806      3,064
United States and Canada........................................      1,496      1,239        917
Asia............................................................        244        208         94
Africa..........................................................         34         30         60
Other Markets...................................................        266        326        416
                                                                  ---------  ---------  ---------
    World.......................................................      8,770      7,816      6,674
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

------------------------

(1) Excluding Germany.

                           --------------------------

    The Airbus aircraft built by the partners of Airbus Industrie compete worldwide, primarily with aircraft produced by Boeing. In the international military aircraft market, DaimlerChrysler Aerospace competes primarily as a member of the Panavia and Eurofighter/Typhoon consortia. Competitors of these consortia are Boeing, Lockheed Martin, Dassault and certain manufacturers in the Commonwealth of Independent States. Major competitors of the Eurocopter group include Sikorsky, Boeing, Westland, Agusta, Bell Textron and, with respect to certain special applications, helicopter manufacturers from Poland and the Commonwealth of Independent States.

    In the German defense systems market, the Defense and Civil Systems business unit competes in some areas with Diehl and STN Atlas. Outside of Germany, Defense and Civil Systems functions exclusively through international cooperations. These cooperations, which operate primarily in the missile area, compete with Thomson-CSF, British Aerospace, Hughes, Raytheon, Matra BAe Dynamics, Lockheed Martin and Boeing.

    Space Systems competes exclusively in the civilian market. In the area of communications satellites, its competitors are Matra Marconi Space and Alenia Spazio in Europe and Hughes Space and Lockheed Martin in the United States. Competitors in the launcher area are Lockheed Martin and Boeing in the United States and certain manufacturers in the Commonwealth of Independent States, China and Japan.

    Through MTU Muenchen DaimlerChrysler Aerospace participates in several international aircraft engine cooperations which compete in certain areas with Pratt & Whitney, General Electric, SNECMA, Rolls-Royce plc, Volvo Aero and FiatAvio SpA.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures for fixed assets were [EURO] 326 million during 1998 (1997: [EURO] 255 million), primarily for capacity increases in the Commercial Aircraft/Helicopters and Aero Engines businesses in order to meet the high demand for commercial aircraft.

    Research and development expenditures decreased in 1998 to [EURO] 2.0 billion (1997: [EURO] 2.2 billion). Of this amount, [EURO] 367 million was attributable to projects funded by the Group (1997: [EURO] 316 million). In 1998, 82% of DaimlerChrysler Aerospace's total research and development expenditures was customer-funded (1997: 86%). Research and development projects of Commercial Aircraft/Helicopters included the Airbus programs and new helicopter models. The primary research and development projects of the Defense and Civil Systems business unit included missile systems; radar systems; control, command and communications systems; and civilian products. The Aero Engines business unit emphasized the EJ200 engine program, additional development work on the Tornado RB199 engine and research work directed at engine technologies leading to lower emissions, reduced noise and lower fuel consumption. Military Aircraft continued to perform development work on the Eurofighter/ Typhoon, the Tornado upgrade program and on Airbus components; the Satellites and Space Infrastructure business units focused on the various ESA programs and the Ariane program.

    The capital expenditures for fixed assets and the research and development expenditures of Aerospace during the last three years are shown below:

                                                                          Year Ended December 31,
                                                                      -------------------------------
                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
                                                                           ([EURO] in millions)
Capital expenditures for fixed assets...............................        326        255        311
Research and development............................................      2,047      2,233      1,882
    of which: Company funded projects...............................        367        316        364
            Third party projects....................................      1,680      1,917      1,518

    INTERNATIONAL COOPERATIONS

    In addition to the Airbus consortium, the comprehensive cooperation with P&W and the Eurofighter/Typhoon consortium, DaimlerChrysler Aerospace participates in a number of other cooperative efforts. DaimlerChrysler Aerospace and Nortel Ltd. of the United Kingdom, a subsidiary of the Canadian company Northern Telecom Ltd., cooperate in a joint venture which provides products and services in the telecommunications field. The Group is also involved in three joint ventures with Thomson-CSF S.A. in the areas of weapons components, missile propulsion systems and gallium arsenide technology and in a joint venture with China Aerospace Corporation in the area of satellites for communication and earth observation. In 1998, Matra BAe Dynamics acquired a 30% equity interest in LFK-Lenkflugkoerpersysteme GmbH through which DaimlerChrysler Aerospace conducts its guided missile activities. In 1998, a subsidiary of MTU Muenchen entered into a joint venture with Canadian Airlines in the area of aircraft engine repair and maintenance.

    In December 1998, DaimlerChrysler Aerospace, General Electric Company p.l.c. of the United Kingdom, the Lagardere group of France and the Finmeccanica group of Italy reached a preliminary agreement to establish a European space company into which the partners would contribute their respective space activities.

    MBB ACQUISITION AND MINORITY INTERESTS

    In connection with its 1989 acquisition of Messerschmitt-Boelkow-Blohm GmbH ("MBB"), which included DaimlerChrysler Aerospace Airbus (then known as Deutsche Airbus), the Group undertook a variety of obligations to the Federal Republic of Germany, including a contingent obligation to make annual payments equal to 40% of the pretax profits of DaimlerChrysler Aerospace Airbus beginning in 2001 and royalty payments to be accrued on a per aircraft basis. During 1998 and 1997 DaimlerChrysler Aerospace Airbus settled these obligations with the Federal Republic of Germany for payments of [EURO] 895 million and [EURO] 716 million, respectively. The 1998 settlement resulted in the complete discharge of all remaining obligations to the Federal Republic of Germany in respect of the MBB acquisition. Approximately [EURO] 229 million and [EURO] 369 million of these payments were expensed in 1998 and 1997, respectively. The remaining amounts of the settlement payments were capitalized and are being amortized over future deliveries of those aircraft to which the settlements relate.

    The helicopter business of Aerospace is conducted through the Eurocopter group. The Eurocopter group comprises the combined helicopter business of DaimlerChrysler Aerospace and Aerospatiale. DaimlerChrysler Aerospace and Aerospatiale hold 40% and 60%, respectively, of the capital stock of Eurocopter Holding, S.A. which holds 75% of the operating company Eurocopter S.A. The remaining 25% of the capital stock of Eurocopter S.A. is owned by Aerospatiale.

    At December 31, 1998, DaimlerChrysler AG owned 93.8% of the capital stock of Daimler-Benz Luft- und Raumfahrt Holding Aktiengesellschaft, which is the holding company of DaimlerChrysler Aerospace. The remaining outstanding shares of capital stock are owned almost entirely by the State of Hamburg which, subject to certain conditions and procedures, may require that DaimlerChrysler AG purchase such shares.

Other

    This segment includes the operating businesses Rail Systems, Automotive Electronics and MTU/Diesel Engines. The Rail Systems activities are conducted by Adtranz, a joint venture company in which DaimlerChrysler AG and ABB Asea Brown Boveri Ltd. each hold a 50% interest. In January 1999 DaimlerChrysler announced that it had agreed to acquire the 50% interest owned by ABB.

    In 1998 this segment contributed approximately 2% of the DaimlerChrysler Group's total revenues. The following table sets forth, by business unit, the revenues generated since 1996:

                                                                                   Year Ended December 31,
                                                                               -------------------------------
                                                                                 1998       1997       1996
                                                                               ---------  ---------  ---------
                                                                                    ([EURO] in millions)
Rail Systems(1)..............................................................      1,658      1,631      1,450
Automotive Electronics.......................................................        754        557        346
MTU/Diesel Engines...........................................................        921        878        825
Other Businesses(2)..........................................................         93        830      1,477
                                                                               ---------  ---------  ---------
    Total....................................................................      3,426      3,896      4,098
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

------------------------

(1) The revenues generated by this business unit represent 50% of the revenues of Adtranz.

(2) The 1997 and 1996 revenues in this category represent primarily the Group's recognition and sorting systems business and the Group's semiconductor activities which were sold in 1997 and 1998, respectively. The 1998 revenues derive from the real estate project Potsdamer Platz.

                           --------------------------

    The decline in 1998 revenues is due to the sale of the Group's semiconductor business in March 1998. In 1997, revenues of [EURO] 0.8 billion were attributable to this business. For a discussion of revenues of this segment see "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    RAIL SYSTEMS. The Rail Systems activities of the Group are conducted by Adtranz. DaimlerChrysler has reached an arrangement with ABB Asea Brown Boveri whereby DaimlerChrysler will purchase ABB's 50% interest in Adtranz for $472 million and ABB's right to put its interest to DaimlerChrysler under the joint venture agreement will be extinguished. Adtranz is one of the leaders in the global rail transportation market. Its products and services include people movers, light rail vehicles, metros, diesel and electric regional and intercity multiple units, electric and diesel locomotives, high speed trains, signaling systems, fixed installations, and customer support.

    AUTOMOTIVE ELECTRONICS. The Automotive Electronics activities conducted through TEMIC TELEFUNKEN microelectronic GmbH and its subsidiaries include the product areas powertrain and chassis, antilock braking systems, occupant safety, sensor systems, vehicle comfort (body) electronics and electric motors.

    MTU/DIESEL ENGINES. The Group conducts its MTU/Diesel Engines business through MTU Friedrichshafen, one of the world's leading suppliers of high-grade propulsion systems for land, marine and rail-bound vehicles as well as energy-supply applications based on diesel engines, gas engines or gas turbines and the new technologies of high-temparature fuel cells and electrolysis. MTU Friedrichshafen also produces drive shafts for passenger cars and lightweight commercial vehicles. Its subsidiary L'Orange manufactures injection systems for high-power diesel engines.

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of revenues of this segment by geographic market since 1996:

                                                                         Year Ended December 31,
                                                                     -------------------------------
                                                                       1998       1997       1996
                                                                     ---------  ---------  ---------
                                                                          ([EURO] in millions)
Germany............................................................      1,312      1,420      1,457
European Union(1)..................................................        886      1,099      1,028
Other Europe.......................................................        225        238        242
North and South America............................................        488        450        699
Asia/Australia.....................................................        485        649        632
Africa.............................................................         30         40         40
                                                                     ---------  ---------  ---------
    World..........................................................      3,426      3,896      4,098
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

------------------------

(1) Excluding Germany.

                           --------------------------

    The decline in 1998 revenues is due to the sale of the Group's semiconductor business in March 1998. In 1997, revenues of [EURO] 0.8 billion were attributable to this business. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    Principal competitors of Adtranz are Siemens, Alstom and Bombardier. TEMIC competes with Bosch, Siemens, TRW and Nippondenso. Principal competitors of MTU/Diesel Engines in the diesel engines business include Caterpillar, Cummins and Ruston.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 1998, the Group spent [EURO] 0.8 billion on fixed assets of the businesses included in this segment (1997: [EURO] 0.6 billion). These investments consisted primarily of funding for increased production capacity at TEMIC and production equipment for new engine series at MTU/Diesel Engines.

    During 1998, research and development activities focused primarily on MTU/Diesel Engines' new engine series 2000 and 4000 and the development of new vehicle concepts and standardized designs at Adtranz in order to respond to customer demands for highly efficient and reliable vehicles. Research and development work at TEMIC was primarily directed at motor management systems and electronic systems designed to enhance vehicle safety and comfort. The Group's research and development expenditures for these activities in 1998 were [EURO] 185 million, slightly more than in 1997.

                           SUPPLIES AND RAW MATERIALS

    In 1998, the DaimlerChrysler Group purchased goods and services from suppliers around the world with a total value of [EURO] 79.6 billion (1997:
[EURO] 75.8 billion). Passenger Cars and Trucks Chrysler, Plymouth, Jeep and Dodge accounted for 47% of this volume, Passenger Cars Mercedes-Benz, smart for 22%, Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra for 19%, Aerospace for 6%, Services for 3% and Other for 3%.

    DaimlerChrysler has identified quality, cost, cycle time and technology as key value drivers that will shape the Group's future purchasing and supply activities. The Group seeks to optimize these areas in close cooperation with its supply chain partners. DaimlerChrysler's Procurement and Supply vision "Shaping the World's Most Effective Supply Chains" forms the basis for the Extended Enterprise-TM- concept. This concept is an integrative approach designed to maximize the leverage of the supply base's resources by involving not only the finished component supplier but also the whole supply chain, including sub-suppliers and raw material suppliers.

    In working with its suppliers DaimlerChrysler expects to use a variety of tools, including complementary programs already employed by Daimler-Benz and Chrysler before they combined their respective businesses. The Tandem program, which strives for better quality, lower cost and shorter R&D cycles in cooperation with suppliers, has contributed to the technological and innovative leadership enjoyed by many Mercedes-Benz products. The Supplier Cost Reduction Effort (SCORE) initiated by Chrysler ten years ago encourages suppliers to identify unnecessary supply chain costs by sharing the resulting cost savings. Other tools will be common commodity and supplier strategies and the creation of a worldwide procurement organization using common operative processes. For the short-term, DaimlerChrysler has established joint task forces or Cost Opportunity Teams (COTs) charged with identifying and realizing potential cost savings following from the combination of Daimler-Benz and Chrysler.

    The global procurement and supply function will work to preserve the strong identity of the Group's distinctive automobile brands.

                            RESEARCH AND DEVELOPMENT

    Innovation in products and production systems and shortening lead times in research and development are essential for the DaimlerChrysler Group to be competitive in its principal markets and to secure technological leadership.

    The Research and Technology department of DaimlerChrysler maintains an "Integrated Innovations and Technology Management" process as a systematic and comprehensive approach for formulating a joint technology strategy together with the Group's business units. The mission of the Research and Technology department is to function as a hub for new technologies and concepts in order to support and secure the Group's leading technological position. The Research and Technology department works closely with the business units on projects commissioned by the specific units. Also, a number of research projects funded on the corporate level address the need for long-term research with a Group-wide scope.

    DaimlerChrysler Group research projects are conducted in the following areas: internal combustion engines and power trains; alternative propulsion systems; systems, structures and modules for vehicles, aerospace and defense; cabin interior design, comfort and safety; electronic control systems for vehicles, aerospace and defense; information, communication and traffic systems; materials, manufacturing processes and design principles; markets, customers and future business environment; and new services.

    Through cooperations with world-renowned research institutes and exchange programs for scientists and employees, DaimlerChrysler actively participates in the international exchange of new ideas and concepts. DaimlerChrysler maintains a research and technology center in Palo Alto, California, a vehicle systems technology center in Portland, Oregon, and a research center for information and communication technology in Bangalore, India. DaimlerChrysler has established internal research audit procedures to ensure the quality, efficiency and effectiveness of its research programs.

    In 1998, the DaimlerChrysler Group spent a total of [EURO] 6.7 billion on research and development (1997: [EURO] 6.5 billion). Research and development costs (including costs reimbursed by third parties) as a percentage of revenues was 5% in 1998. Research performed for and funded by third parties, which occurred primarily at DaimlerChrysler Aerospace, accounted for [EURO] 1.7 billion (1997: [EURO] 2.1 billion). Approximately 37,000 people are employed worldwide in the research, development and testing sectors of DaimlerChrysler.

    The following table sets forth the research and development expenditures funded by the Group and expenditures funded by third parties, principally the German government and ESA:

                                                                               Year Ended December 31,
                                                                           -------------------------------
                                                                             1998       1997       1996
                                                                           ---------  ---------  ---------
                                                                                ([EURO] in millions)
Research and development
    Group funded projects................................................      4,971      4,408      4,081
    Third party projects.................................................      1,722      2,093      1,670
                                                                           ---------  ---------  ---------
        Total............................................................      6,693      6,501      5,751
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

                GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    The DaimlerChrysler Group is subject to laws in various jurisdictions regulating the levels of pollutants generated by its plants and the emission levels, fuel economy, noise, and safety of its products. The Group has incurred significant costs complying with these regulations and expects to incur significant compliance costs in the future. However, DaimlerChrysler management recognizes leadership in environmental protection as an increasingly important competitive factor in the marketplace.

    VEHICLE EMISSIONS

    U.S. STANDARDS. FEDERAL. The federal Clean Air Act imposes emission control standards on cars and light trucks through model year 2003. Manufacturers are obligated to recall vehicles that fail to meet those standards for ten years or 100,000 miles, whichever occurs first. The Environmental Protection Agency (EPA) is expected to propose regulations in 1999 that set increasingly stringent standards for model years beyond 2003.

    CALIFORNIA STANDARDS. In addition, the State of California has established its own, more stringent emission control standards for cars and light trucks through model year 2010. These standards were established by the California Air Resources Board in its Low Emission Vehicle Program. The program also initially required that a specified percentage (2% in 1998 increasing to 10% in 2003) of a manufacturer's light-duty vehicles sold in California be zero-emission vehicles producing no emissions of regulated pollutants. The Board subsequently eliminated the zero-emission vehicles mandate for model years before 2003.

    DaimlerChrysler and other vehicle manufacturers entered into an agreement with the California Air Resources Board that calls for, among other things, a more market-based introduction of zero-emission vehicles, zero-emission vehicle demonstrations in California through the 2002 model year and continued research and development of battery technology. DaimlerChrysler is currently participating in a consortium with other vehicle manufacturers, electric utilities and the U.S. Department of Energy to develop new battery technology for electric vehicles that would qualify as zero-emission vehicles. Development of a commercially viable electric vehicle will require further intensive research. Electric vehicles powered with existing battery technology would have a range of less than 100 miles between recharges, require up to eight hours for recharging and substantial infrastructure improvements nationwide to support recharging and cost significantly more than conventional vehicles.

    OTHER STATES. Twelve northeastern states and the District of Columbia are members of the Ozone Transport Commission. That Commission recommended that its member states adopt California's Low Emission Vehicle Program, although an EPA ruling requiring the adoption was invalidated in federal court in 1997. Individual states are free to adopt California's program, including zero-emission vehicle mandates.

    The states of New York and Massachusetts adopted the California program for model years 1996 and beyond, including zero-emission vehicle mandates for model years 1998 and beyond. Federal courts invalidated the zero-emission vehicle mandates of both states for model years before 2003 upon challenge by the automotive industry. However, an appeal of the Massachusetts ruling is pending before the U.S. Court of Appeals for the First Circuit. The states of Maine and Vermont have also adopted California standards.

    The U.S. automotive industry proposed a National Low Emissions Vehicle program as an alternative to the Ozone Transport Commission recommendation. The program requires vehicle manufacturers to sell low emission vehicles within participating jurisdictions beginning with the 1999 model year, and nationwide beginning with the 2001 model year. The EPA has issued a rule under which manufacturers and members of the Ozone Transport Commission may adopt the National Low Emissions Vehicle program rather than the California program. All manufacturers and Ozone Transport Commission members have chosen to participate in the national program except Maine, Massachusetts, New York and Vermont.

    EUROPEAN STANDARDS. Current vehicle emission control standards in the European Union are generally no more restrictive than U.S. standards. However, the European Council and the European Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2000-2005. Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been submitted to the European Parliament and the EU Commission for approval.

    CANADIAN AND MEXICAN STANDARDS. Canada and Mexico have also established vehicle emission control standards. Canadian standards are comparable to U.S. federal standards, while Mexican standards are generally less stringent. However, Mexico is likely to adopt standards similar to those applicable in the United States.

    Compliance with new emission control standards will present significant technological challenges to vehicle manufacturers and will likely require significant expenditures. Examples of these challenges would include the development of improved battery, catalytic converter, and flexible or alternative fuel technologies. Manufacturers who are unable to develop commercially viable technologies within the time frames established by the new standards will be limited in the number and types of vehicles and engines they are able to sell in their principal markets.

    VEHICLE FUEL ECONOMY

    U.S. STANDARDS. Under the federal Motor Vehicle Information and Cost Savings Act, a manufacturer is subject to substantial penalties if for each model year its vehicles do not meet Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. CAFE standards for passenger cars and light-duty trucks are currently 27.5 miles per gallon and 20.7 miles per gallon, respectively. A manufacturer earns credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits earned in respect of cars may not be used for trucks.

    Concern over the effect that "green house gas" carbon dioxide emissions may have on global warming has focused attention on the need for reducing fossil energy use, in part by increasing vehicle fuel economy. In December 1997, the United States signed the Kyoto Protocol to the United Nations Framework Convention on Climate Change. This protocol, which is non-binding unless ratified by the U.S. Senate and adopted by the United Nations, calls for the United States to reduce its fossil energy use substantially during years 2008-2012.

    DaimlerChrysler expects to meet current U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although it will likely use credits to meet the standard for light-duty trucks. However, increased demand for larger light-duty trucks could jeopardize DaimlerChrysler's ability to comply with that standard and require it to take additional costly steps, including the sale of ethanol flexible fuel vehicles. Further, the U.S. is currently considering ways to achieve the reductions called for under the Kyoto Protocol, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage. If implemented, these actions would be costly to

DaimlerChrysler and could result in significant restrictions on the products DaimlerChrysler is able to offer in the United States.

    In addition, the Energy Tax Act of 1978 imposes a "Gas Guzzler" tax on automobiles with a fuel economy rating below specified levels. DaimlerChrysler manufactures flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels, and in Europe is offering vehicles capable of operating on compressed natural gas, liquid petroleum gas or electricity.

    EUROPEAN STANDARDS. The European Union also signed the Kyoto Protocol and agreed to reduce carbon dioxide emissions substantially during years 2008-2012. In early 1999, the European Union entered into a voluntary agreement with the European automotive manufacturers association which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average new car sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The European Union has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. Vehicle manufacturers have agreed to reexamine in 2003 whether further reductions are possible by 2010. Achievement of these reductions will require European vehicle manufacturers, including DaimlerChrysler, to improve engine and overall efficiency and reduce vehicle weight.

    VEHICLE SAFETY

    The U.S. National Traffic and Motor Vehicle Safety Act of 1966 requires vehicles and equipment sold in the United States to meet various safety standards issued by the National Highway Traffic Safety Administration (NHTSA). These standards include those relating to passenger restraint systems, fuel systems and collision impact protection. The Safety Act also authorizes NHTSA to investigate complaints relating to vehicle safety and to order manufacturers to recall and repair vehicles found to have safety related defects. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

    Vehicle safety regulations in Canada are similar to those in the United States. Vehicles sold in Europe are subject to separate vehicle safety regulations established by the European Union or by individual countries. Countries in South America and Asia have also established vehicle safety regulations.

    In response to an increase in air bag related fatalities in low speed crashes, NHTSA issued a rule in 1997 that permits manufacturers to reduce the speed at which air bags inflate in future model year vehicles. DaimlerChrysler offers "de-powered" passenger side air bags for 1998 and current model year vehicles. Further, DaimlerChrysler has undertaken a separate child-oriented educational air bag safety campaign. In addition, NHTSA proposed a new air bag rule in 1998 which would impose numerous and potentially costly testing requirements.

    STATIONARY SOURCE REGULATION

    DaimlerChrysler's assembly, manufacturing and other operations in the United States are subject to substantial environmental regulation under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act, as well as a substantial volume of state legislation paralleling and, in some cases, imposing more stringent obligations than the federal requirements. These regulations impose severe restrictions on air and water-born discharges of pollution from DaimlerChrysler facilities, the handling of hazardous materials at DaimlerChrysler facilities and the disposal of wastes from DaimlerChrysler operations. DaimlerChrysler is faced with many similar requirements in its operations in Europe and Canada and is facing increased governmental regulation and environmental enforcement in Mexico. For example, in Germany automobile manufacturers are now required to accept old vehicles and batteries for recycling, and manufacturing facilities are subject to enhanced noise restrictions.

    Moreover, the EPA recently promulgated more stringent National Ambient Air Quality Standards for Ozone and Particulate Matter and is defining strategies needed to attain the new standards. Increased pressure to further control emissions from motor vehicles and manufacturing facilities is expected. Implementation is likely to occur over the next several years.

    ENVIRONMENTAL MATTERS

    In the United States, the EPA and various state agencies have notified DaimlerChrysler Corporation that it may be a potentially responsible party (a "PRP") for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated CERCLA or other environmental laws and seek to recover costs associated with remedial action. In most instances, DaimlerChrysler is only one of a number of PRPs who may be found to be jointly and severally liable for remediation costs at the 104 sites involved in the foregoing matters at December 31, 1998. DaimlerChrysler Corporation may also incur remediation costs at an additional 55 of its active or deactivated facilities.

    Pollution remediation is also a significant issue in Germany in some older sites, including plants and the Group's own service outlets. These remediation issues principally involve only nine sites.

    Estimates of future costs of such environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which DaimlerChrysler may have remediation responsibility and the apportionment and collectibility of remediation costs among responsible parties. DaimlerChrysler establishes reserves for these environmental matters when the loss is probable and reasonably estimable. It is possible that final resolution of some of these matters may require DaimlerChrysler to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although final resolution of any such matters could have a material effect on DaimlerChrysler's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, DaimlerChrysler believes that any resulting adjustment should not materially affect its consolidated financial position.

    In order to address these environmental issues, DaimlerChrysler has installed environmental management systems in both its plant operations and its development departments. Environmental effects are now considered at the planning stage of a new manufacturing process or product. The A-Class and the smart are two examples of the Group's efforts to minimize the burden on the environment. Both vehicles have received environmental accolades. In a recent comparison of over 1,000 automobiles conducted by the German environmental institute OEKO-TREND, which applied criteria such as fuel consumption, exhaust emissions, noise pollution and production related environmental issues, the A-Class ranked highest overall. In addition, only five different types of thermoplastic materials account for more than 85% of all thermoplastics used throughout the vehicle. This facilitates recycling of the vehicle at the end of its life.

    DaimlerChrysler is committed to reducing the environmental impact of its operations and products beyond currently applicable regulatory requirements where this is technically and financially feasible. DaimlerChrysler's policy is environmental protection in pursuit of sustainable development. This policy is designed to further minimize the environmental effects generally associated with the type of manufacturing operations conducted by DaimlerChrysler. DaimlerChrysler publishes annual environmental reports summarizing the use of resources and measures undertaken to minimize further the environmental impact of the Group's products and operations.

                         EMPLOYEES AND LABOR RELATIONS

    At December 31, 1998, the DaimlerChrysler Group employed a workforce of 441,502 people worldwide, which represented an increase of 3.7% from year-end 1997. Of the total number of employees, 233,030 employees were based in Germany and 117,048 in the United States. The following table sets forth the number of employees at December 31, 1998 and December 31, 1997:

                                                     Employees at December 31, 1998        Employees at December 31, 1997
                                               ------------------------------------------  -------------------------------
                                                 Total     Germany     U.S.       Other      Total     Germany     U.S.
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Corporate....................................     10,010      6,374      3,636         --      9,462      5,925      3,537
Passenger Cars Mercedes-Benz, smart..........     95,158     90,963      1,731      2,464     91,753     88,920      1,366
Passenger Cars and Trucks Chrysler, Plymouth,
  Jeep, Dodge................................    123,180        215     90,347     32,618    118,639         --     88,301
Commercial Vehicles Mercedes-Benz,
  Freightliner, Sterling, Setra..............     89,711     45,201     13,216     31,294     85,071     44,355     10,187
Sales Organization for Mercedes-Benz
  Passenger Cars and Commercial Vehicles.....     31,280     22,308      1,352      7,620     30,518     21,887      1,266
Chrysler Financial Services..................      3,513         --      3,328        185      3,405         --      3,144
Services.....................................     20,221     13,519      1,292      5,410     14,898     10,849        916
Aerospace....................................     45,858     42,525         --      3,333     43,521     39,935        572
Other(1).....................................     22,571     11,925      2,146      8,500     28,382     13,395      1,974
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
    DaimlerChrysler Group....................    441,502    233,030    117,048     91,424    425,649    225,266    111,263
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                 Other
                                               ---------
Corporate....................................         --
Passenger Cars Mercedes-Benz, smart..........      1,467
Passenger Cars and Trucks Chrysler, Plymouth,
  Jeep, Dodge................................     30,338
Commercial Vehicles Mercedes-Benz,
  Freightliner, Sterling, Setra..............     30,529
Sales Organization for Mercedes-Benz
  Passenger Cars and Commercial Vehicles.....      7,365
Chrysler Financial Services..................        261
Services.....................................      3,133
Aerospace....................................      3,014
Other(1).....................................     13,013
                                               ---------
    DaimlerChrysler Group....................     89,120
                                               ---------
                                               ---------

--------------------------

(1) Including holding companies.

                           --------------------------

    Almost all the Group's employees in Germany who are members of labor unions belong to the metalworkers' union. None of the Group's facilities in Germany is operated on a "closed shop" basis. In Germany, collective bargaining agreements for blue collar workers and for white collar employees below management level are generally negotiated between the regional association of the companies within a particular industry and the respective unions. The most recent agreement for "metalworkers," which covers most of the Group's employees in Germany (including both white collar and blue collar workers), was signed in February 1999. The agreement, which became effective as of January 1, 1999, provides for lump sum payments for the months of January and February of 1999, a 3.2% salary increase effective as of March 1, 1999, and an additional one-time payment for 1999 equaling 1% of an individual's annual salary.

    In the United States and Canada, substantially all of DaimlerChrysler Corporation's hourly employees and 24% of its salaried employees are represented by unions. Of these represented employees, 98% of hourly and 92% of salaried employees are represented by the United Automotive, Aerospace, and Agricultural Implement Workers of America ("UAW") or the National Automobile, Aerospace and Agricultural Implement Workers of Canada ("CAW"). In 1996, DaimlerChrysler Corporation negotiated three-year national agreements with the UAW and CAW in the United States and Canada, respectively, without an interruption of production. The UAW and CAW contracts provide for essentially the same level of wages and benefits as DaimlerChrysler Corporation's major U.S. competitors. Both agreements expire in September 1999.

    In March 1997, Daimler-Benz AG, the predecessor company of DaimlerChrysler AG, concluded a concession agreement with the joint works council of its automotive operations in Germany. Fundamentally, the agreement provided that Daimler-Benz would refrain from making layoffs until December 31, 2000, in return for which the joint works council agreed that any percentage wage increases negotiated with the unions during that time period would only apply to the wages determined by applicable union agreements and not to individually agreed wage components. Daimler-Benz also agreed it would offer jobs to all apprentices who completed their training program prior to December 31, 2000. The agreement further provided that there will be more flexibility for the company to increase or decrease the number of work hours per week. The works councils also accepted a variety of cost-saving measures, including the reduction of overtime pay during peak production times.

    During the course of 1997 Daimler-Benz AG continued to work with the works councils regarding how to reduce cost, improve efficiency and maintain or improve its competitive position in the marketplace. These discussions resulted in an agreement with the works councils to reduce the automotive workforce at selected locations by approximately 5,700 over the period 1998 through 2000. The agreement contemplates that the reductions will be effected in a manner which is least disruptive to the workforce, and will be compensated by offering permanent positions, primarily to current apprentices and to university graduates. In addition, in the process of managing its workforce the Group will attempt to strengthen its overall technical and specialty expertise competency. Through December 31, 1998 approximately 2,000 of the 5,700 anticipated reductions had been effected.

                             OPERATING ENVIRONMENT

Introduction of the Euro

    On January 1, 1999, eleven member states of the European Union -- Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain -- introduced the euro as their common legal currency for "paperless" transactions. Since then, funds denominated in the currency of one participating member state are converted into the currency of another participating member state based on a fixed conversion rate. It is anticipated that by July 1, 2002, the euro will be the official legal tender for the participating member states and that the national currencies of those member states will be withdrawn from circulation.

    DaimlerChrysler has adopted the euro as its corporate currency throughout its operations beginning January 1, 1999. Recognizing its significant manufacturing and transactional activity within Europe, management of DaimlerChrysler believes that it will realize significant long-term benefits from adoption of the euro by capitalizing on the greater transparency and market efficiency resulting from the institution of a single European currency. Management of DaimlerChrysler believes that since its productivity gains with respect to products which it manufactures and markets in the eleven participating member states will no longer be offset by exchange rate fluctuations, the introduction of the euro should enhance the overall operating results of the DaimlerChrysler Group to some degree. As sales and production costs will both be calculated in euro, it will also be easier for DaimlerChrysler to monitor its price competitiveness in the participating member states. In addition, the introduction of the euro should, over varying periods of time, produce the following effects:

        BUSINESS AND COMPETITIVE IMPLICATIONS. It is expected that the euro will result in greater market efficiency and will foster a more competitive economic environment within and among the participating member states. This is largely a function of the fact that the pricing of products and services will be more transparent through the use of a single common currency within the participating member states. Management of DaimlerChrysler believes there will be significant opportunities as a result of these potential developments of which it plans to take advantage by, for example, enhancing its marketing strategies and reducing production costs. Costs of funds may be relatively lower due to increased competition among financial intermediaries resulting in downward pressure on fees and other transaction costs due to the elimination of, for example, currency exchange and hedging activities. There can be no assurance, however, whether and to what extent the introduction of the euro will affect the business, financial condition and results of operations of DaimlerChrysler, or whether it will be able to realize any strategic or operational benefits from the introduction of the euro.

        SYSTEMS ANALYSIS. The introduction of the euro necessitated changes in information technology and other systems in order to accommodate the use of the euro in corporate transactions and in financial reporting. DaimlerChrysler adapted all of its internal processes and systems to the euro. It spent an aggregate amount of approximately [EURO] 100 million to complete this project.

        CURRENCY AND FOREIGN EXCHANGE EXPOSURE. Transition to the euro with its fixed exchange rates among national currencies of participating member states has eliminated the need for exchange transactions in those currencies. This should yield significant transaction cost savings to companies, such as DaimlerChrysler, based in those states. The cost of hedging activities should also be substantially reduced since there will be no exchange rate exposure among the participating member states and it is expected that the euro's introduction should contribute to stabilization of exchange rates generally, thereby reducing foreign exchange rate exposure. There can be no assurance, however, when and to what degree DaimlerChrysler will ultimately realize these benefits from the euro's introduction. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

Industry and Market Factors

    Because of the global nature of its businesses DaimlerChrysler is affected by a variety of social, political, economic and competitive developments and conditions affecting the industries and markets in which it operates, particularly in the United States, Germany and the European Union. Examples of these developments and conditions include:

    - The worldwide automotive industry is highly competitive in several specific respects, including vehicle quality, pricing, development and introduction time, reliability, safety, fuel economy, customer service and financing terms. The influence of these factors may differ in various geographical markets and often with respect to individual product segments. During cyclical economic downturns overcapacity may intensify competitive pressure within the industry.

    - Incoming orders in the commercial aircraft industry are highly cyclical as a result of the industry's dependency on the development of global air traffic and the profitability and fleet renewal cycles of airlines worldwide. The future success of Airbus Industrie, in which DaimlerChrysler Aerospace is the German participant, will continue to be affected by its ability to compete successfully in terms of price, product quality and innovation.

    - By virtue of its significant operations outside Germany and the United States, DaimlerChrysler will be subject to the risks normally associated with cross-border business transactions and activities, principally those relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. In addition, DaimlerChrysler will be exposed to the risk of changes in social, political and economic conditions in the countries where it engages in business, particularly in portions of Asia and Latin America and in Eastern Europe. Political and economic instability could adversely affect DaimlerChrysler's business activities and operations in these regions. Unexpected changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment could limit DaimlerChrysler's ability to enforce effectively its rights in certain markets.

    See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

Item 2. Description of Property.

    At December 31, 1998, the DaimlerChrysler Group had 180 manufacturing facilities worldwide. Approximately 50 of these are located in Germany and 40 in the United States. Most of the remaining facilities are located in Argentina, Brazil, Canada, Indonesia, Mexico, South Africa, Spain and Turkey. The Group also has other properties, including office buildings, spare parts centers, research laboratories, testing tracks and warehouses, mainly in Germany and in the United States. The Group owns most of its manufacturing facilities and other properties.

    The following table sets forth a list of all principal production and other facilities of the DaimlerChrysler Group throughout the world:

    PRODUCTION FACILITIES

Passenger Cars Mercedes-Benz, smart

GERMANY
    - Berlin.................................  Manufacturing plant for engines
    - Bremen.................................  Bodywork and assembly plant
    - Hamburg................................  Manufacturing plant for chassis parts
    - Rastatt................................  Bodywork and assembly plant
    - Sindelfingen...........................  Bodywork and assembly plant
    - Stuttgart-Untertuerkheim...............  Manufacturing plant for engines, axles and gearboxes

UNITED STATES
    - Tuscaloosa, Alabama....................  Bodywork and assembly plant

BRAZIL
    - Juiz de Fora...........................  Bodywork and assembly plant

FRANCE
    - Hambach................................  Bodywork and assembly plant

Passenger Cars and Trucks Chrysler, Plymouth, Jeep-Registered Trademark-, Dodge

UNITED STATES
    - Belvidere, Illinois....................  Bodywork and assembly plant
    - Dayton, Ohio...........................  Manufacturing plant for thermal products
    - Detroit, Michigan......................  Bodywork and assembly plants, manufacturing plants for engines and glass
    - Fenton, Missouri.......................  Bodywork and assembly plants
    - Huntsville, Alabama....................  Manufacturing plant for automotive electronics
    - Indianapolis, Indiana..................  Foundry for engine blocks
    - Kenosha, Wisconsin.....................  Manufacturing plant for engines
    - Kokomo, Indiana........................  Transmission plants, aluminum die castings plant
    - New Castle, Indiana....................  Forging, machining and assembly plant for components
    - Newark, Delaware.......................  Bodywork and assembly plant
    - Sterling Heights, Michigan.............  Bodywork and assembly plant, stamping and subassembly plant
    - Toledo, Ohio...........................  Bodywork and assembly plant, machining plant for components
    - Trenton, Michigan......................  Manufacturing plant for engines
    - Twinsburg, Ohio........................  Stamping and subassembly plant
    - Warren, Michigan.......................  Bodywork and assembly plant, stamping and subassembly plant

AUSTRIA
    - Graz...................................  Bodywork and assembly plants

CANADA
    - Bramalea...............................  Bodywork and assembly plant
    - Windsor................................  Assembly plants

MEXICO
    - Mexico City............................  Bodywork and assembly plant
    - Saltillo...............................  Bodywork and assembly plant
    - Toluca.................................  Bodywork and assembly plant

Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra

GERMANY
    - Duesseldorf............................  Bodywork and assembly plant, manufacturing plant for steering systems
    - Gaggenau...............................  Bodywork and assembly plant, manufacturing plant for axles and transmissions
    - Kassel.................................  Manufacturing plant for axles
    - Ludwigsfelde...........................  Bodywork and assembly plant
    - Mannheim...............................  Bodywork and assembly plant, manufacturing plant for engines
    - Ulm/Neu-Ulm............................  Bodywork and assembly plant
    - Woerth.................................  Bodywork and assembly plant

UNITED STATES
    - Cleveland, North Carolina..............  Bodywork and assembly plant
    - High Point, North Carolina.............  Bodywork and assembly plant
    - Mt. Holly, North Carolina..............  Bodywork and assembly plant
    - Portland, Oregon.......................  Bodywork and assembly plant

ARGENTINA
    - Buenos Aires...........................  Bodywork and assembly plant

BRAZIL
    - Sao Bernardo do Campo..................  Bodywork and assembly plant

CANADA
    - St. Thomas.............................  Bodywork and assembly plant

INDONESIA
    - Wanaherang.............................  Assembly plant

MEXICO
    - Santiago Tianguistenco.................  Assembly plant

SOUTH AFRICA
    - East London............................  Bodywork and assembly plant

SPAIN
    - Barcelona..............................  Manufacturing plant for engines, transmissions and axles
    - Vitoria................................  Bodywork and assembly plant

TURKEY
    - Aksaray................................  Bodywork and assembly plant, manufacturing plant for engines and axles
    - Hosdere................................  Assembly plant

Aerospace

GERMANY
    - Friedrichshafen........................  Manufacturing plant for space systems and defense and civil systems
    - Hamburg................................  Manufacturing plant for aircraft
    - Manching...............................  Manufacturing plant for military aircraft
    - Muenchen...............................  Manufacturing plant for aircraft engines
    - Muenchen-Ottobrunn.....................  Manufacturing plant for space systems

Other

GERMANY
    - Friedrichshafen........................  Manufacturing plant for diesel engines
    - Hennigsdorf............................  Manufacturing plant for rail systems
    - Ingolstadt.............................  Manufacturing plant for automotive electronics
    - Nuernberg..............................  Manufacturing plants for rail systems and automotive electronics

UNITED STATES
    - Pittsburgh, Pennsylvania...............  Manufacturing plant for rail systems

HUNGARY
    - Budapest...............................  Manufacturing plant for automotive electronics

MEXICO
    - Cuautla................................  Manufacturing plant for automotive electronics

SWEDEN
    - Vasteras...............................  Manufacturing plant for rail systems

SWITZERLAND
    - Zurich.................................  Manufacturing plant for rail systems

UNITED KINGDOM
    - Derby..................................  Manufacturing plant for rail systems

    OTHER FACILITIES

GERMANY
    - Berlin.................................  Potsdamer Platz real estate project, including debis headquarters
    - Stuttgart-Moehringen...................  DaimlerChrysler headquarters
    - Ulm....................................  Research center

UNITED STATES
    - Auburn Hills, Michigan.................  DaimlerChrysler headquarters and technology center

    Some of the Group's principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 1998, the total amount of indebtedness secured by these facilities was [EURO] 1.2 billion, which related almost exclusively to the Potsdamer Platz real estate project.

    DaimlerChrysler believes that the Group's principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the needs of the DaimlerChrysler Group.

Item 3. Legal Proceedings.

    Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings, including the product matters described below relating primarily to its North American automotive operations, constitute ordinary routine litigation incidental to its businesses. See also "Government Regulation and Environmental Matters -- Environmental Matters" in "Item 1. Description of Business" and Note 27 to the Consolidated Financial Statements.

    Various legal proceedings pending against DaimlerChrysler Corporation, formerly known as Chrysler Corporation, allege defects in various components (including door and liftgate latches, occupant restraint systems, seats, brake systems, and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), or crashworthiness. Some of these proceedings seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. As of December 31, 1998, the complaints filed in personal injury proceedings specify approximately $1.2 billion ([EURO] 1.0 billion) in compensatory and $700 million ([EURO] 597 million) in punitive damages in the aggregate. These amounts represent damages sought by plaintiffs and, therefore, do not necessarily constitute an accurate measure of the ultimate cost to resolve those complaints. Further, many of those complaints do not specify a dollar amount of damages or specify only the jurisdictional minimum. These amounts may vary significantly from one period to the next depending on the number of new complaints filed or pending cases resolved in a given period.

    On October 8, 1997, a jury awarded $12.5 million ([EURO] 10.7 million) in compensatory damages and $250 million ([EURO] 213 million) in punitive damages against DaimlerChrysler Corporation in JIMENEZ VS. CHRYSLER CORPORATION, a case filed in U.S. District Court in South Carolina. The complaint alleged that the liftgate latch striker of a 1985 Dodge Caravan was defective and opened when the Caravan was struck by another vehicle resulting in the ejection and death of an occupant. A decision by the Court is pending on motions challenging the verdict and the damage awards. A number of other complaints are pending involving latches that were the subject of a service action for minivans built before the 1996 model year. These complaints represent approximately $495 million ([EURO] 422 million) of the compensatory and $380 million ([EURO] 324 million) of the punitive damages specified above in the aggregate as of December 31, 1998. As indicated above, these amounts represent damages sought by plaintiffs and, therefore, do not necessarily constitute an accurate measure of the ultimate cost to resolve these complaints.

    On February 18, 1999, a jury awarded $54.75 million ([EURO] 46.66 million) in compensatory damages and $3.7 million ([EURO] 3.2 million) in punitive damages to the owners of approximately 75,000 1988 3/4 -1990 model year Chrysler vehicles in CRAWLEY VS. CHRYSLER CORPORATION, a class action lawsuit tried in the Court of Common Pleas, Philadelphia, Pennsylvania. The complaint alleged that the air bags in those vehicles were defective because the vent hole positions could cause hand burns when the air bags are deployed. DaimlerChrysler Corporation intends to file motions challenging the verdict and the damage awards, and pursue such motions vigorously.

    In addition, as previously reported in Chrysler Corporation's annual report on Form 10-K for the fiscal year ended December 31, 1997, a class action lawsuit seeking costs of repair or replacement and attorneys' fees and costs for allegedly defective air bags in 1993-1996 Chrysler minivans is pending in Circuit Court in Coosa County, Alabama. Two other consolidated class actions involving air bags in 1993-1996 minivans were dismissed by the U.S. District Court for the Eastern District of Louisiana, and a third lawsuit was dismissed by the U.S. District Court for the Western District of Texas.

    Ten purported class action lawsuits are pending in various U.S. federal and state courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs.

    Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on DaimlerChrysler's consolidated operating results for the particular reporting period in which an adjustment of the reserve is recorded, DaimlerChrysler believes that any resulting adjustment should not materially affect its consolidated financial position.

Item 4. Control of Registrant.

    The capital stock of DaimlerChrysler AG consists of ordinary shares, no par value (STUECKAKTIEN), which are issued in registered form.

    Under the German Securities Trading Act (WERTPAPIERHANDELSGESETZ), holders of voting securities of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    The table below sets forth, as of December 31, 1998, the number of DaimlerChrysler ordinary shares held by holders of more than 10% of DaimlerChrysler ordinary shares and their percentage ownership, and the total number and percentage of DaimlerChrysler ordinary shares owned by members of DaimlerChrysler AG's Supervisory Board and its Board of Management:

Identity of Person or Group                                                 Shares Owned     Percent
--------------------------------------------------------------------------  -------------  -----------
KARU Beteiligungsverwaltung GmbH & Co. KG,
a wholly owned subsidiary of Deutsche Bank AG.............................    119,818,714        12.0%
Members of the Supervisory Board and the
Board of Management of DaimlerChrysler AG as a group......................      1,799,273         0.2%

                            ------------------------

    In addition, DaimlerChrysler has been informed that the Emirate of Kuwait holds approximately 7% of the outstanding DaimlerChrysler ordinary shares.

    DaimlerChrysler AG believes, and it has been advised by Deutsche Bank AG it believes, that Deutsche Bank AG does not control the business or affairs of DaimlerChrysler AG. This is supported by the reduction in Deutsche Bank's shareholding from 22% to 12% as a result of the business combination with Chrysler.

    See also "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

Item 5. Nature of Trading Market.

    The principal trading markets for DaimlerChrysler ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. The ordinary shares also trade on the other German stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hannover, Munich and Stuttgart, on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, on the stock exchanges in Montreal, Paris, Tokyo, Toronto and Vienna, on the Swiss Stock Exchange and, through an electronic link with the Frankfurt Stock Exchange, on the stock exchange in London. On the New York Stock Exchange the ordinary shares trade under the symbol "DCX." Options on DaimlerChrysler ordinary shares trade on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Boerse AG and the Swiss Stock Exchange, and on the Chicago Board of Trade.

    The transfer agents for DaimlerChrysler ordinary shares are Deutsche Bank AG in Germany, The Bank of New York in the United States and Montreal Trust Company in Canada. As of March 15, 1999, DaimlerChrysler AG had more than 1.4 million stockholders. Approximately 430,000 were U.S. holders, of which approximately 130,000 were record holders. Based on the share register, approximately 25% of DaimlerChrysler ordinary shares were held by U.S. holders as of that date.

Trading on the Frankfurt Stock Exchange

    The Frankfurt Stock Exchange, which is operated by Deutsche Boerse AG, is the most significant of the eight German stock exchanges and accounted for approximately 80% of the turnover in exchange-traded shares in Germany in 1998. As of December 31, 1998, equity securities traded on the Frankfurt Stock Exchange included the shares of 1,958 companies, of which 1,418 were non-German.

    Trading on the floor of the Frankfurt Stock Exchange commences each business day at 8:30 a.m. and continues until 5:00 p.m. Central European Time. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the stock exchange. Price formation is by open outcry, as determined by state appointed specialists (AMTLICHE KURSMAKLER) who are themselves exchange members, but who do not, as a rule, deal with the public. Prices for active stocks, including those of larger companies, are quoted continuously during stock exchange hours. For all other stocks, a fixed price is determined by auction around mid-session of each trading day. Transactions settle on the second business day following the day of their trade.

    DaimlerChrysler ordinary shares are also traded on Xetra (Exchange Electronic Trading), an integrated electronic exchange system operated by Deutsche Boerse AG. Xetra is available daily from 8:30 a.m. to 5:00 p.m. Central European Time to brokers and banks which are members of a German stock exchange. Securities traded by this system include all stocks, warrants and the most liquid bonds traded on the floor of the Frankfurt Stock Exchange. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

    Trading activities on the German stock exchanges are monitored by the Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUER DEN WERTPAPIERHANDEL). Following an amendment in 1995 of the German banks' standard terms and conditions for securities transactions, all orders from customers to buy or sell listed securities must be executed on a stock exchange unless a customer gives specific instructions to the contrary.

    The tables below set forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for the ordinary shares of Daimler-Benz AG, the predecessor company of DaimlerChrysler AG, and from November 17, 1998, the first day on which DaimlerChrysler ordinary shares officially traded on the Frankfurt Stock Exchange, the DaimlerChrysler ordinary shares, in each case as reported by the exchange. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on the German stock exchanges, including the ordinary shares of DaimlerChrysler AG, have been quoted in euros. In order to achieve comparability with the sales prices quoted in marks during the relevant periods in 1997 and 1998, the sales prices indicated for those periods have been converted into euros at the Official Fixed Conversion Rate. The tables also show, for the periods indicated, the highs and lows of the Deutsche Aktienindex ("DAX"), the leading index of trading on the Frankfurt Stock Exchange. See the discussion under "Item 8. Selected Financial Data" with respect to rates of exchange between the dollar and the mark (translated into euros at the Official Fixed Conversion Rate) and the dollar and the euro applicable during the periods set forth below.

                                                                     Price Per
                                                                    Daimler-Benz
                                                                 Ordinary Share(1)           DAX(2)
                                                                --------------------  --------------------
                                                                  High        Low       High        Low
                                                                ---------  ---------  ---------  ---------

                                                                      ([EURO])
1997
    First Quarter.............................................      66.92      52.47   3,460.59   2,848.77
    Second Quarter............................................      71.23      61.57   3,805.29   3,215.24
    Third Quarter.............................................      79.91      63.96   4,438.93   3,819.85
    Fourth Quarter............................................      73.04      55.06   4,347.24   3,567.22
1998
    First Quarter.............................................      87.43      59.64   5,102.35   4,087.28
    Second Quarter(3).........................................     103.31      83.95   5,915.13   5,018.67
    Third Quarter.............................................      94.54      71.48   6,171.43   4,433.87
    Fourth Quarter (through November 16, 1998)................      71.84      54.09   4,841.72   3,896.08

                                                                     Price Per
                                                                  DaimlerChrysler
                                                                   Ordinary Share           DAX(2,4)
                                                                --------------------  --------------------
                                                                  High        Low       High        Low
                                                                ---------  ---------  ---------  ---------

                                                                      ([EURO])
1998
    Fourth Quarter (from November 17, 1998)...................      85.13      72.09   5,121.48   4,522.86
1999
    First Quarter (through March 23, 1999)....................      92.50      80.10   5,443.62   4,678.72

------------------------

(1) Figures for 1997 and the first and second quarter of 1998 have been adjusted to reflect the approximately 20% discount to market value at which Daimler-Benz ordinary shares were sold in Daimler-Benz AG's rights offering in June 1998. See "Item 8. Selected Financial Data."
(2) The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX were selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX are made for capital changes, subscription rights and dividends.
(3) Holders of Daimler-Benz ordinary shares on May 27, 1998, the date of the 1998 annual general meeting, became entitled to receive a special distribution of [EURO] 10.23 per share as of that date, and subsequent sales of shares were priced excluding ("ex") such right. In addition, on June 12, 1998, the Daimler-Benz ordinary shares began to trade "ex" the rights which were distributed to holders of Daimler-Benz ordinary shares in connection with Daimler-Benz AG's rights offering in June 1998. See "Item 8. Selected Financial Data."
(4) As of December 31, 1998, DaimlerChrysler AG represented approximately 12.2% of the DAX.

                           --------------------------

    Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of DaimlerChrysler ordinary shares traded on the exchange between November 17, 1998 and December 30, 1998 was 14,531,369.

    On March 23, 1999 the closing sales price per DaimlerChrysler ordinary share on the Frankfurt Stock Exchange was [EURO] 81.25, which was equivalent to $88.71 per ordinary share, translated at the Noon Buying Rate for euros on such date.

Trading on the New York Stock Exchange

    Official trading of DaimlerChrysler ordinary shares on the New York Stock Exchange commenced on November 17, 1998. From October 26, 1998 through November 16, 1998, the ordinary shares traded on the exchange on a when-issued basis. Daimler-Benz ADSs traded on the New York Stock Exchange through November 6, 1998 under the symbol "DAI." Shares of common stock, par value $1.00 per share, of Chrysler Corporation traded on the New York Stock Exchange through November 12, 1998 under the symbol "C."

    The following table sets forth, for the periods indicated, the high and low sales prices per share of Chrysler common stock, the high and low sales prices per Daimler-Benz ADS and the high and low sales prices per DaimlerChrysler ordinary share, in each case as reported on the New York Stock Exchange Composite Tape.

                                                              Price Per Share
                                                                of Chrysler             Price Per
                                                                Common Stock       Daimler-Benz ADS(1)
                                                            --------------------  ---------------------
                                                              High        Low        High        Low
                                                            ---------  ---------  ----------  ---------
1997
    First Quarter.........................................  $   36.25  $   29.00  $    78.88  $   66.00
    Second Quarter........................................      33.44      28.13       81.63      71.88
    Third Quarter.........................................      38.56      32.38       85.50      71.06
    Fourth Quarter........................................      38.25      32.00       83.13      61.88
1998
    First Quarter.........................................  $   44.19  $   31.25  $    94.06  $   65.00
    Second Quarter(2).....................................      57.56      38.38      115.13      91.25
    Third Quarter.........................................      61.00      44.50      105.00      81.25
    Fourth Quarter(3) (through November 12, 1998 for
      Chrysler Common Stock and through November 6, 1998
      for Daimler-Benz ADSs)                                    52.00      35.13       87.31      62.94

                                                                              Price Per
                                                                           DaimlerChrysler
                                                                           Ordinary Share
                                                                        ---------------------
                                                                           High        Low
                                                                        ----------  ---------
1998
    Fourth Quarter (from November 17, 1998)(4)........................  $    99.06  $   82.38
1999
    First Quarter (through March 23, 1999)............................  $   108.63  $   85.56

------------------------

(1) Figures for 1997 and the first and second quarter of 1998 have been adjusted to reflect the approximately 20% discount to market value at which Daimler-Benz ordinary shares and Daimler-Benz ADSs were sold in Daimler-Benz AG's rights offering in June 1998. See "Item 8. Selected Financial Data."
(2) Holders of Daimler-Benz ordinary shares on May 27, 1998, the date of the 1998 annual general meeting, became entitled to receive a special distribution of [EURO] 10.23 per share as of that date, and subsequent sales of shares were priced excluding ("ex") such right. In addition, on June 12, 1998, and on June 15, 1998, the Daimler-Benz ordinary shares and the Daimler-Benz ADSs, respectively, began to trade "ex" the rights which were distributed to holders of Daimler-Benz ordinary shares and Daimler-Benz ADSs in connection with Daimler-Benz AG's rights offering in June 1998. See "Item
    8. Selected Financial Data."
(3) Shares of Chrysler common stock were suspended from trading beginning on November 13, 1998 and Daimler-Benz ADSs were suspended from trading beginning on November 9, 1998.
(4) Official "regular way" trading of DaimlerChrysler ordinary shares commenced on November 17, 1998. DaimlerChrysler ordinary shares were traded on a when-issued basis from October 26, 1998 through November 16, 1998.

    On March 23, 1999, the closing sales price per DaimlerChrysler ordinary share on the New York Stock Exchange as reported on the NYSE Composite Tape was $86.00.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

    The mark and the euro are fully convertible currencies. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (DEUTSCHE BUNDESBANK) any payment received from or made to an individual or a corporation resident outside of Germany (a "Non-resident") if the payment exceeds DM 5,000 ([EURO] 2,556) (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million (approximately [EURO] 1.5 million) (or the equivalent in a foreign currency) at the end of any one month.

    There are no limitations imposed by German law or the Memorandum and Articles of Association (SATZUNG) of DaimlerChrysler AG on the right of non-resident or foreign owners to hold or vote DaimlerChrysler ordinary shares.

Item 7. Taxation.

    The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding DaimlerChrysler ordinary shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of DaimlerChrysler ordinary shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold DaimlerChrysler ordinary shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds DaimlerChrysler ordinary shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, such as Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.

    EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING DAIMLERCHRYSLER ORDINARY SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING DAIMLERCHRYSLER ORDINARY SHARES.

Taxation of Dividends

    Under German law, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 25% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of DaimlerChrysler AG (a "10% Holder").

    In the case of any Qualified Holder other than a 10% Holder, the German withholding tax is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit in respect of dividends paid by German corporations, the Income Tax Treaty provides that Qualified Holders

(other than 10% Holders) are entitled to an additional refund equal to 5% of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this additional 5% treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the dividend, subject to a German withholding tax of 0.88% (15% of 5.88%). Qualified Holders will not be entitled to the dividends received deduction with respect to dividends paid by DaimlerChrysler AG.

    Thus, for each $100 of gross dividend paid by DaimlerChrysler AG to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 25% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15. If the Qualified Holder also applies for the additional 5% treaty refund, German withholding tax is effectively reduced to $10; the cash received per $100 of gross dividend is $90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of $105.88 (to the extent paid out of current or accumulated earnings and profits of DaimlerChrysler AG as determined for United States federal income tax purposes), consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the Qualified Holder will include $105.88 in gross income and may be entitled to a foreign tax credit of $15.88, subject to applicable limitations of United States federal income tax law.

    In the case of a 10% Holder, the 25% German withholding tax is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax in the amount of 20% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by DaimlerChrysler AG attributable to distributed profits.

    Dividends paid in marks (or euros) to a Qualified Holder of DaimlerChrysler ordinary shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in marks (or euros) are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

    A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. Effective January 1, 1998, the rate of this surtax has been reduced from 7.5% to 5.5%. Based on the new rate, the surtax amounts to 1.375% (5.5% X 25%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

    Under Section 904(g) of the Code, dividends paid by a foreign corporation that is treated as more than 50% owned by United States person may be treated as United States source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns United States source income. Such treatment may adversely affect Qualified Holders' ability to use foreign tax credits. It is possible that DaimlerChrysler AG may be treated as more than 50% owned by United States persons for purposes of Section 904(g) of the Code.

Refund Procedures

    To claim the refund reflecting the reduction of the German withholding tax from 25% to 15%, the additional 5% treaty refund and the refund of the 5.5% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through a depositary) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of

Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900.

    Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

    In accordance with arrangements made with the U.S. transfer agent, DaimlerChrysler ordinary shares held by certain Qualified Holders will be registered with the U.S. transfer agent, which will receive and distribute dividends to Qualified Holders of DaimlerChrysler ordinary shares and perform administrative functions necessary to claim the refund reflecting the reduction in German withholding tax from 25% to 15% (to 5% for 10% Holders), the additional 5% treaty refund and the refund of the 5.5% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.

    The U.S. transfer agent will prepare the German claim for refund forms on behalf of certain of the Qualified Holders of DaimlerChrysler ordinary shares and file them with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to these Qualified Holders, and the holders will be requested to sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. Qualified Holders must also submit to the U.S. transfer agent certification (IRS Form 6166) of their last filed United States federal income tax return. The U.S. transfer agent will attach the signed statement, the IRS Form 6166 and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.

    To the extent Qualified Holders own DaimlerChrysler ordinary shares registered with brokers participating in the Depository Trust Company, it is expected that such brokers will assist the U.S. transfer agent in performing the procedures described above and, in particular, prepare and forward the German claim for refund forms together with the required documentation to the U.S. transfer agent. The U.S. transfer agent will then file the German claim for refund forms and any attachments thereto with the German tax authorities.

    The German tax authorities will issue refunds denominated in marks (or euros). In the case of DaimlerChrysler ordinary shares held by certain Qualified Holders, the refunds will be issued in the name of the U.S. transfer agent, which will convert the refunds to dollars and issue corresponding refund checks to those Qualified Holders and to brokers. The brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding DaimlerChrysler ordinary shares registered with such brokers. Qualified Holders of DaimlerChrysler ordinary shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

Taxation of Capital Gains

    Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of DaimlerChrysler ordinary shares.

    Upon a sale or other disposition of DaimlerChrysler ordinary shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in the DaimlerChrysler ordinary shares. In the case of an individual Qualified Holder of DaimlerChrysler ordinary shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder's holding period in the DaimlerChrysler ordinary shares is more than 12 months.

German Gift and Inheritance Taxes

    The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the DaimlerChrysler ordinary shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

    The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the DaimlerChrysler ordinary shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

German Capital Tax (VERMOEGENSTEUER)

    The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax (VERMOEGENSTEUER) with respect to the DaimlerChrysler ordinary shares. As a result of a judicial decision, the German capital tax (VERMOEGENSTEUER) presently is not imposed.

Other German Taxes

    There are no German transfer, stamp or other similar taxes that would apply to Qualified Holders upon receipt, purchase, holding or sale of DaimlerChrysler ordinary shares.

United States Information Reporting and Backup Withholding

    Dividends on DaimlerChrysler ordinary shares, and payments of the proceeds of a sale of DaimlerChrysler ordinary shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31% rate unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Item 8. Selected Financial Data.

    The selected consolidated financial data presented below as of and for each of the years in the five-year period ended December 31, 1998, have been excerpted from or are derived from the audited consolidated financial statements of DaimlerChrysler as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996, and in the case of the consolidated financial data as of December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 are derived from the combined financial statements of Daimler-Benz AG and Chrysler Corporation. All of the consolidated financial data have been prepared in accordance with U.S. GAAP except for the use of the proportionate method of consolidation for certain joint ventures. Since the combination of Chrysler and Daimler-Benz has been treated as a "pooling of interests" for accounting purposes, the results of both companies have been restated as if they had been combined for all periods presented. See Notes 1 and 3 to the Consolidated Financial Statements.

    The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

                                                                   Year Ended December 31,
                                ---------------------------------------------------------------------------------------------
                                 1998(1)        1998            1997               1996           1995              1994
                                ---------  --------------  --------------     --------------  -------------     -------------
                                                      (in millions, except for ordinary share amounts)
Income Statement Data:
Revenues......................  $ 154,615  [EURO] 131,782  [EURO] 117,572     [EURO] 101,415  [EURO] 91,040     [EURO] 95,965
Net income (loss).............      5,656           4,820           6,547(2)           4,022         (1,476)            3,499
Basic earnings (loss) per
  ordinary share..............       6.05            5.16            6.90(2)            4.24          (1.40)             3.84
Diluted earnings (loss) per
  ordinary share..............       5.91            5.04            6.78(2)            4.20          (1.36)             3.59

Balance Sheet Data (end of
  period):
Total assets..................    159,738         136,149         124,831            101,294         91,597            91,682
Short-term borrowings.........     24,023          20,475          17,341             12,855         10,226             9,448
Long-term borrowings..........     23,412          19,955          17,034             11,788         11,658            11,180
Stockholders' equity..........     35,629          30,367          27,960             22,355         19,488            23,316

Other Operating Data:
Ratio of earnings to fixed
  charges and preferred stock
  dividend requirements(3)....       3.59            3.59            3.23               3.47             --(4)           3.19

------------------------------

(1) The Consolidated Financial Statements have been prepared in marks and were translated into euros at the Official Fixed Conversion Rate. Amounts in this column are unaudited and have been converted from marks into dollars solely for the convenience of the reader at an exchange rate of DM 1.6670 = $1.00, the Noon Buying Rate on December 31, 1998.

(2) Net income for 1997 includes [EURO] 2,490 of special non-recurring tax benefits. These tax benefits resulted from Daimler-Benz' special distribution and the reversal of the remaining valuation allowances previously established on deferred tax assets which resulted primarily from net operating loss carryforwards of the Group's German companies that file a combined tax return (ORGANSCHAFT). The special distribution tax benefit was [EURO] 1,487 and the valuation allowance reversal tax benefit was [EURO] 1,003. Excluding these benefits, the basic and diluted earnings per ordinary share in 1997 were [EURO] 4.28 and [EURO] 4.21, respectively.

(3) For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividend requirements, earnings consist of income from operations before income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest) plus one-third of rental expense under operating leases (the portion that has been deemed by management to be representative of the interest factor).

(4) For the year ended December 31, 1995, earnings were insufficient to cover fixed charges by approximately [EURO] 1,304.

Dividends

    Dividends are proposed by the Supervisory Board and the Board of Management of DaimlerChrysler AG, based on the year-end unconsolidated financial statements of DaimlerChrysler AG, and are approved in respect of the prior year at the annual general meeting of stockholders. The annual general meeting is usually convened during the second quarter of each year. Holders of record of DaimlerChrysler ordinary shares on the date of the general meeting of stockholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by Deutsche Bank AG as paying agent. In Germany, the payment will be made to the holder's depot bank or other institution holding the shares for the stockholder which will credit the payment to the stockholder's account. For purposes of distribution in the United States and Canada, the dividend will be paid to The Bank of New York as U.S. transfer agent and, for Canadian holders, transferred to Montreal Trust Company as Canadian transfer agent. At the election of the stockholder, the payment will be converted from marks or euros into U.S. dollars. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See "Exchange Rate Information."

    The following table sets forth the annual dividends paid per Daimler-Benz ordinary share for the years 1994, 1995, 1996 and 1997 and the dividend amount per DaimlerChrysler ordinary share proposed by the Supervisory Board and the Board of Management of DaimlerChrysler AG for 1998. The table shows the dividend amounts in euro, together with the mark and dollar equivalents, for each of the years indicated. The table does not reflect the related tax credits available to German taxpayers. See "Item 7. Taxation."

                                                                      Dividend Paid
                                                                  Per Ordinary Share(1)
                                                      ---------------------------------------------
 Year Ended
December 31,
------------
    1994          ..............................               [EURO] 0.55       DM 1.08      $0.75
    1995          ..............................                        --            --         --
    1996          ..............................                      0.55          1.08       0.75
    1997          ..............................                      0.80          1.57       0.87

                            ------------------------

    1998(2)       ..............................           [EURO] 2.35     DM 4.60    $2.57

------------------------
(1) The dividend amounts shown for the years 1997, 1996, 1995 and 1994 are the dividend amounts paid by Daimler-Benz AG, the predecessor of DaimlerChrysler AG, adjusted for the special distribution described in the paragraph below. The mark dividend amounts shown for the years 1997, 1996, 1995 and 1994 are translated solely for the convenience of the reader into dollars at the Noon Buying Rate on the dividend payment date, which typically occurred during the second quarter of the following year, and converted into euros at the Official Fixed Conversion Rate.

(2) The dividend amount for the year ended December 31, 1998 is the amount proposed by DaimlerChrysler AG's Supervisory Board and its Board of Management and has not yet been approved by DaimlerChrysler AG's stockholders. Prior to the payment of the dividend, a resolution approving the amount must be passed by DaimlerChrysler AG's stockholders at the annual general meeting to be held on May 18, 1999. The mark amount shown has been converted into euros at the Official Fixed Conversion Rate and translated into dollars solely for the convenience of the reader at an exchange rate of [EURO] 1 = $1.0918, the Noon Buying Rate on March 23, 1999.

                           --------------------------

    On June 15, 1998, Daimler-Benz AG paid a special distribution to holders of its ordinary shares and ADSs which amounted to approximately [EURO] 5.3 billion in the aggregate. The source of the funds for the special distribution was Daimler-Benz' retained earnings, including [EURO] 1.5 billion attributable to a German tax refund resulting from a 20% differential in the tax rates to which Daimler-Benz was entitled by reason of the special distribution (i.e. the difference between the 50% German tax rate (TARIFBELASTUNG) paid in prior years on retained corporate earnings to be distributed and the current 30% tax rate (AUSSCHUETTUNGSBELASTUNG) on distributed earnings). On June 8, 1998, Daimler-Benz issued to holders of its ordinary shares, its Daimler-Benz ADSs and its 5 3/4% Subordinated Mandatory Convertible Notes due June 14, 2002 rights to acquire up to an aggregate of 52,379,675 newly issued Daimler-Benz ordinary shares. Daimler-Benz raised approximately [EURO] 3.8 billion, net of expenses, from the rights offering. The purpose of the rights offering was to raise the funds necessary to restore to

Daimler-Benz' paid-in capital the amount of the reduction in retained earnings created by the special distribution. The special distribution amount per Daimler-Benz ordinary share was [EURO] 10.23 ([EURO] 10.04 after adjustment to reflect the approximately 20% discount to market value at which the Daimler-Benz ordinary shares were sold in the rights offering).

    The dividend amount proposed by the Supervisory Board and the Board of Management of DaimlerChrysler AG for the year ended December 31, 1998 reflects the dividend level enjoyed by former Chrysler stockholders over the past several years and is significantly higher than the dividends previously received by former stockholders of Daimler-Benz. DaimlerChrysler AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend upon DaimlerChrysler AG's earnings, financial condition (including its cash needs), future earnings prospects and other factors. See "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition."

    Dividends paid to owners of DaimlerChrysler ordinary shares who are United States residents will be subject to German withholding tax. See "Item 7. Taxation."

Exchange Rate Information

    In order to comply with the requirements of the German Commercial Code (HANDELSGESETZBUCH), DaimlerChrysler has prepared its consolidated financial statements in marks. DaimlerChrysler is presenting the Consolidated Financial Statements in this Annual Report in euros. Accordingly, the Consolidated Financial Statements have been translated into euros for each period presented using the Official Fixed Conversion Rate.

    The prices of shares on German stock exchanges have been quoted in euros since January 4, 1999. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of DaimlerChrysler ordinary shares reported for trades on the German stock exchanges. For this reason they will also be likely to affect the market price of the shares on the New York Stock Exchange, as well as the dollar amounts received by holders of ordinary shares upon conversion of cash dividends paid in marks or euros into dollars.

    After the introduction of the euro on January 1, 1999, the Federal Reserve Bank of New York ceased to quote a Noon Buying Rate for the mark. Accordingly, the following table sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the mark (shown converted into euros at the Official Fixed Conversion Rate and expressed as dollars per [EURO] 1) and, for the first quarter of 1999 through March 23, the average, high, low and period-end Noon Buying Rates for the euro expressed in dollars per [EURO] 1.

Year                                                    Average(1)     High        Low      Period-End
------------------------------------------------------  ----------  ----------  ----------  -----------
1994  ................................................  $   1.2134  $   1.3109  $   1.1096   $  1.2622
1995  ................................................      1.3715      1.4418      1.2528      1.3634
1996  ................................................      1.2978      1.3626      1.2493      1.2711
1997  ................................................      1.1244      1.2689      1.0398      1.0871
1998  ................................................      1.1120      1.2178      1.0548      1.1733
1999 (First Quarter through March 23, 1999)...........      1.1095      1.1812      1.0824      1.0918

------------------------

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

                           --------------------------

    On March 23, 1999, the Noon Buying Rate was [EURO] 1 = $1.0918.

    For a discussion of the effect exchange rate fluctuations have on the business and operations of DaimlerChrysler as well as the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Item 9a. Quantitative and Qualitative Disclosure About Market Risk."

Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition.

                                    OVERVIEW

    1998 was an extraordinary year as Daimler-Benz and Chrysler joined together in a "merger-of-equals" to create DaimlerChrysler. Since the combination has been treated as a "pooling-of-interests" for accounting purposes, the results of both companies have been restated as if they had been combined for all periods presented. The benefits of rigorous cost-controls, new product programs and targeted high returns on investment implemented by Chrysler and Daimler-Benz over the past several years are reflected in the results for 1998: revenues of [EURO] 131.8 billion; operating profit of [EURO] 8.6 billion; net income excluding merger costs -- [EURO] 5.2 billion. See also "Outlook" in "Item 1. Description of Business."

                             RESULTS OF OPERATIONS

Accounting Principles

    U.S. GAAP

    The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP except for the use of the proportionate method of consolidation for certain joint ventures. Under U.S. GAAP, joint ventures would be accounted for using the equity method of accounting. DaimlerChrysler has received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP. See Note 3 to the Consolidated Financial Statements.

    OPERATING PROFIT

    In 1997 the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 131 entitled "Disclosures about Segments of an Enterprise and Related Information." In response the Group adopted a definition of "Operating Profit" as the measurement standard for performance of its business segments. Segment Operating Profit is defined as income before financial income and income taxes included in the consolidated statement of income, modified to exclude certain pension and post-retirement benefit costs and merger costs and to include certain financial income, net. The prior definition used for Operating Profit in the presentation of the Group's business segments was that prescribed in Statement of Financial Accounting Standards No. 14, with certain modifications. See Note 30 to the Consolidated Financial Statements.

    THE EURO

    Beginning January 1, 1999 DaimlerChrysler has adopted the euro as its corporate currency. The Consolidated Financial Statements have been prepared using marks as the reporting currency and have been restated in euros for each period presented using the Official Fixed Conversion Rate. Accordingly, the Consolidated Financial Statements depict the same trends that would have been presented had they been presented in marks. However, because they were originally prepared using marks, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the mark and restated them in euros. See Note 1 to the Consolidated Financial Statements. See also "Operating Environment -- Introduction of the Euro" in "Item 1. Description of Business."

Inflation

    The rates of inflation in Germany during 1998, 1997 and 1996 were 0.9%, 1.8% and 1.5%, respectively. The inflation rates in the United States for those years were 1.6%, 2.3% and 2.9%, respectively. The effects of inflation on the Group's operations have not been significant in recent years.

Year 2000

    Many existing computer systems will not be able to properly recognize the year "2000" and future years because they were initially programmed to use only the last two digits to refer to a year. If not corrected, many computer applications could fail or produce erroneous results on and after January 1, 2000. This "Year 2000" or "Y2K" problem threatens to disrupt the business operations and financial condition of companies throughout the world, including DaimlerChrysler.

    In response, DaimlerChrysler's Y2K Project Teams in Stuttgart and Auburn Hills are coordinating the compliance efforts initiated by Daimler-Benz and Chrysler before their business combination. The Y2K Project Teams are responsible for developing a comprehensive compliance program to assess potential problems within the Group and its key suppliers, implement and verify remedial action, and devise contingency plans. The Teams have allocated resources to address Y2K compliance issues based on internal assessments of the potential impact of non-compliance on the Group's operations and financial condition. The Teams report to the Board of Management of DaimlerChrysler AG.

    STATE OF READINESS

    The compliance program includes assessment, testing, remediation, and contingency planning in the areas described below. DaimlerChrysler has engaged outside consultants, programmers and technicians to assist in various phases of the program.

    BUSINESS COMPUTER SYSTEMS. These systems include computer hardware and applications and system software used for product design and engineering, manufacturing, materials purchasing, financial reporting, treasury, human resources and other functions. As of December 31, 1998, the remediation of these systems was substantially completed.

    PLANT FLOOR EQUIPMENT. Substantially all of the equipment and machinery in DaimlerChrysler's manufacturing and assembly plants have been inventoried and corrective action to repair or replace critical non-compliant items is underway with the assistance of its vendors. Increased emphasis has been placed on testing and remediation at manufacturing and assembly facilities in order to meet the internal target date (September 1999) set for compliance. Some of these systems may not be remediated by the target date, but DaimlerChrysler believes that substantially all of the systems will be compliant by the end of 1999.

    SUPPLIERS. DaimlerChrysler participates in automotive industry trade associations in both North America and Germany (the Automotive Industry Action Group and the VERBAND DER AUTOMOBILINDUSTRIE). Each group has developed a common approach to Y2K compliance among its members, which includes offering Y2K seminars to first, second, and third tier production and non-production suppliers, and confirming their Y2K compliance status through questionnaires and on site auditing. Questionnaires have been sent to those suppliers and a majority have responded. DaimlerChrysler offers a Y2K Remediation Assistance Program to suppliers without adequate compliance programs, and is auditing key suppliers on a selective basis for compliance.

    VEHICLE COMPONENTS. The onboard computer systems in DaimlerChrysler's vehicles are not affected by the Y2K problem because they function in relation to engine cycles or time elapsed rather than a particular date.

    END-USER COMPUTING. Non-compliant desktop computers and related software used by employees will be repaired or replaced. Self-diagnostic Y2K compliance kits and questionnaires have been distributed to U.S. based employees with desktop computers, and a majority have responded. A similar process is underway for employees in Europe.

    DEALERS. DaimlerChrysler is working with its dealers to test the vehicle ordering systems it developed for use by its dealers for Y2K compliance. It is also monitoring dealer compliance efforts with respect to third party software.

    The following timetable shows DaimlerChrysler's internal target dates for compliance and the estimated compliance status as of December 31, 1998, by area, and includes each of the seven business segments in which DaimlerChrysler operates.

                               Y2K Program Timing

                                                              Planned Target Date for    Status of
                                                                  100% Compliance       Compliance
                                                              -----------------------  -------------
Critical Business Computer Systems..........................             12/98                 99%
Critical Plant Floor Equipment..............................              9/99                 65%
Production and Critical
  Non-Production Suppliers..................................              6/99                 67%(1)
Vehicle Components..........................................              9/99                100%
End-User Computing..........................................              9/99                 33%
Dealers.....................................................              9/99                 65%

------------------------

(1) Based on information provided by key suppliers which indicates that they have a comprehensive Y2K program in place and a plan designed to achieve compliance before January 1, 2000.

    In addition, the European Airbus consortium, Airbus Industrie G.I.E., has issued a report indicating that date-sensitive embedded systems in Airbus Industrie products will not be materially adversely affected by the Y2K problem.

    COSTS

    DaimlerChrysler estimates that it has spent approximately [EURO] 167 million in connection with Y2K compliance through December 31, 1998, and expects to spend an additional [EURO] 73 million in 1999.

    DaimlerChrysler does not expect its Y2K remediation costs to be material to its results of operations or financial condition. However, there can be no assurance that the remedial actions undertaken by DaimlerChrysler will be completed successfully by the time necessary to avoid dating systems problems, or that the cost of such remedial actions will not be material.

    RISKS

    DaimlerChrysler's most reasonably likely worst case Y2K scenario is the temporary disruption of its manufacturing operations due to the inability of one or more suppliers to ship parts because of a Y2K problem. Such disruption could result in lost sales and profits by impairing DaimlerChrysler's ability to obtain the materials and services, including energy, necessary to produce vehicles. A prolonged disruption at one or more facilities, as well as the cost of avoiding such disruption, could have a material adverse effect on DaimlerChrysler's financial condition and results of operations.

    CONTINGENCY PLANS

    The Y2K Project Teams have evaluated various business disruption scenarios as well as pre-existing "crises management plans" within the Group, and expect to have Y2K contingency plans for critical operations developed by September 1999. These plans will likely include a combination of actions including stockpiling of components and selective resourcing of materials to Y2K compliant suppliers.

    Various statements in this section about DaimlerChrysler's Y2K program, including its implementation schedule, expected costs, anticipated results, and most reasonably likely worst case scenario constitute forward-looking information. The impact of the Y2K problem on DaimlerChrysler is subject to many uncertainties, including its ability to remediate systems on a timely basis and the successful remediation of systems controlled by third parties. Accordingly, the costs of remediation and the effect that Y2K related disruptions could have on DaimlerChrysler's results of operations and financial condition could vary materially from those described above.

Business Segment Information

    Since the business combination of Chrysler and Daimler-Benz became effective in the fourth quarter of 1998, the DaimlerChrysler Group has been conducting its business activities through seven business segments: (1) Passenger Cars Mercedes-Benz, smart; (2) Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge; (3) Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra; (4) Chrysler Financial Services; (5) Services; (6) Aerospace; and (7) Other. The information and discussion below regarding the seven business segments should be read in conjunction with Notes 2 and 30 to the Consolidated Financial Statements included in Item 18. The following table sets forth revenues and operating profit (loss) for each of the seven business segments during the last three fiscal years:

                             DaimlerChrysler Group
            Business Segment Revenues And Operating Profit (Loss)(1)
                              ([EURO] in millions)

                                                                               Year Ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                             1998                        1997                        1996
                                                  --------------------------  --------------------------  --------------------------
                                                                 Operating                   Operating                   Operating
                                                                  Profit                      Profit                      Profit
                                                   Revenues       (Loss)       Revenues       (Loss)       Revenues       (Loss)
                                                  -----------  -------------  -----------  -------------  -----------  -------------
Passenger Cars Mercedes-Benz, smart.............      32,587         1,993        27,554         1,716        23,853         1,796
Passenger Cars and Trucks Chrysler, Plymouth,
  Jeep, Dodge...................................      56,340         4,212        51,942         3,368        45,208         4,321
Commercial Vehicles Mercedes-Benz, Freightliner,
  Sterling, Setra...............................      23,162           946        20,012           342        16,439           (61)
Chrysler Financial Services.....................       2,877           652         2,407           586         1,960           471
Services........................................       9,573           392         7,924           246         6,720           160
Aerospace.......................................       8,770           623         7,816           284         6,674            25
Other...........................................       3,426          (146)        3,896          (225)        4,098          (561)
Eliminations....................................      (4,953)          (79)       (3,979)          (87)       (3,537)           61
                                                  -----------        -----    -----------        -----    -----------       ------
    Total.......................................     131,782         8,593       117,572         6,230       101,415         6,212
                                                  -----------        -----    -----------        -----    -----------       ------
                                                  -----------        -----    -----------        -----    -----------       ------

------------------------

(1) For additional segment information see Note 30 to the Consolidated Financial Statements.

1998 Compared With 1997

    DAIMLERCHRYSLER GROUP

    Group revenues in 1998 increased 12% from [EURO] 117.6 billion to [EURO]
131.8 billion. The increase was primarily due to higher revenues in the three vehicle segments. Passenger Cars Mercedes-Benz, smart and Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge rose 18% and 8% to [EURO] 32.6 billion and [EURO] 56.3 billion, respectively. Revenues of Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra went up 16% to [EURO] 23.2 billion.

    In 1998, cost of sales reached [EURO] 103.7 billion, an increase of 12%. Cost of sales was higher in all segments and was commensurate with revenue improvements achieved by the segments. Cost of sales as a percentage of revenues was 79% in both 1998 and 1997.

    Selling expenses were [EURO] 10.1 billion in 1998 compared to [EURO] 9.7 billion in 1997, a 5% rise. The increase was somewhat less than the percentage change in Group revenues for 1998. General administrative expenses in 1998 rose 11% over 1997 to [EURO] 5.2 billion.

    Research and development funded by the Group amounted to [EURO] 5.0 billion in 1998 compared to [EURO] 4.4 billion in 1997. In addition, the Group undertook research and development projects for third party customers funded by such parties (mainly the German government and ESA) in the amount of [EURO] 1.7 billion in 1998 (1997: [EURO] 2.1 billion).

    In 1998, the Group had a substantially enhanced operating profit of [EURO]
8.6 billion compared to [EURO] 6.2 billion in the previous year. The percentage increase from 1997 to 1998 was 38%. The business segment contributions to the Group operating profit are shown in the table on page 56. The increase in the operating profit of the Group was primarily attributable to higher revenues in all segments and the absence of certain negative effects on operating profit in 1997, including the 29-day strike at a Chrysler plant and higher warranty costs at Chrysler related to several voluntary customer service actions and recalls. Overall profitability benefited substantially from volume increases in the three vehicle segments, particularly in Europe and the NAFTA region. All three segments in the vehicle business benefited from the recent renewal and expansion of model ranges and cost-reduction programs. Operating profit in 1998 also reflected a [EURO] 229 million expense relating to DaimlerChrysler Aerospace Airbus' obligations to the Federal Republic of Germany. This was the 1998 expense portion of DaimlerChrysler Aerospace Airbus' [EURO] 895 million payment to the Federal Republic of Germany in complete discharge of all remaining obligations relating to the acquisition of DaimlerChrysler Aerospace Airbus in 1989. In 1997, DaimlerChrysler Aerospace Airbus paid the Federal Republic of Germany [EURO] 716 million in complete discharge of its obligations relating to the Airbus A320 program. Of this amount, [EURO] 369 million was expensed in 1997. 1998 operating profit was also affected by a substantial loss arising from operations and charges taken at the Rail Systems unit included in the Other segment.

    Group net income before nonrecurring items (principally merger costs and tax benefits) increased from [EURO] 4.1 billion in 1997 to [EURO] 5.2 billion in 1998. Net income including the effects of non-recurring items ([EURO] 0.4 billion of after-tax merger costs in 1998 and [EURO] 2.5 billion of special non-recurring German tax benefits in 1997) was [EURO] 4.8 billion in 1998 and [EURO] 6.5 billion in 1997. As indicated, the extremely favorable year-over-year comparison resulting from improvements in operating profit was obscured somewhat by the effect of the merger expenses in 1998 and the transition from a year -- 1997 -- in which there were enormous reported tax benefits resulting from the special distribution and from the reversal of valuation allowances on deferred tax assets, to a year -- 1998 -- in which the Group is reporting income tax expense more reflective of German and United States statutory income tax rates. Net income benefited from [EURO] 0.8 billion of financial income in 1998 (1997:
0.6 billion). Financial income consists mainly of interest income, results of unconsolidated subsidiaries and other affiliates and gains and losses on securities and foreign exchange contracts. Excluding the effect of merger costs, basic and diluted earnings per ordinary share in 1998 were [EURO] 5.58 and [EURO] 5.45, respectively. Basic and diluted earnings per ordinary share before extraordinary item as reported in 1998 were [EURO] 5.16 and [EURO] 5.04.

    PASSENGER CARS MERCEDES-BENZ, SMART

    Revenues of the Passenger Cars Mercedes-Benz, smart division rose 18% to [EURO] 32.6 billion, resulting mainly from the very strong performance of the M-Class, the A-Class and the C-Class in the division's largest markets. Total unit sales rose 29% from 715,100 cars in 1997 to an all-time high of 922,800 in 1998. At [EURO] 12.7 billion, revenues in Germany were 14% higher than in 1997. Germany remains the most important market for the Passenger Cars Mercedes-Benz, smart division with unit sales of 355,200 in 1998 representing 38% of worldwide passenger car unit sales (1997: 39%).

    In the other European Union member states, revenues of the Passenger Cars Mercedes-Benz, smart division were 28% higher reaching [EURO] 7.5 billion, while unit sales jumped 42% to 255,000 units. These increases were primarily due to significantly higher demand for passenger cars in all major markets. In the United States, revenues increased sharply by [EURO] 1.9 billion or 39% to [EURO]
6.7 billion, while unit sales were accelerating 40% to 172,300 units, setting a record for the second consecutive year for the highest sales volume ever achieved by the Group in this market. Despite difficult market conditions, revenues in Japan were only 3% lower at [EURO] 1.6 billion, with unit sales up slightly (+2%) at 40,200. In Asia (excluding Japan) revenues fell 28% to [EURO]
1.1 billion reflecting a similar magnitude of unit sales decline to 26,300 units.

    In 1998, the Passenger Cars Mercedes-Benz, smart division had an operating profit of [EURO] 2.0 billion (1997: [EURO] 1.7 billion). The principal reason for this increase was the record level of unit sales for the entire division with a minor assist from positive currency fluctuations. These beneficial effects were partially offset by increases in expenses largely related to the changeover to the new S-Class and the market introduction of the smart.

    PASSENGER CARS AND TRUCKS CHRYSLER, PLYMOUTH, JEEP-REGISTERED TRADEMARK-,
     DODGE

    The Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge division reported revenues of [EURO] 56.3 billion compared with [EURO] 51.9 billion for 1997. The increase in revenues primarily reflects an increase in unit sales. Average revenue per unit in 1998 was comparable to 1997, with improvements in product mix and pricing offset by increased sales incentives.

    Worldwide unit sales in 1998 were 3.1 million units, an increase of 206,700 units or 7% compared with 1997. Worldwide unit sales increased as a result of the strong performance of the Dodge Durango, the Dodge Ram pickup trucks and the division's full-size sedans, partially offset by lower shipments of Jeep Grand Cherokees. The increase in sales of full-size sedans was primarily due to the introduction of the all-new Chrysler and Dodge full-size sedans in the third quarter of 1997. Lower unit sales of Jeep Grand Cherokees resulted from a model changeover to the all-new Jeep Grand Cherokee beginning in the second quarter of 1998 and substantially completed in the third quarter. Unit sales outside of the NAFTA region dropped to 188,200 in 1998, a decline of 49,200 units or 21%. The reduction in unit sales outside the NAFTA region was primarily caused by economic difficulties in Asian and Latin American markets.

    The division's operating profit improved by 25%, climbing to [EURO] 4.2 billion in 1998 versus [EURO] 3.4 billion in 1997. This improvement resulted from higher unit sales and lower warranty costs, partially offset by increases in sales incentives and higher depreciation and amortization. The reduction in warranty costs was primarily related to several voluntary customer service actions and recalls that occurred in 1997. The higher sales incentives were required in 1998 to respond to an even more intensely competitive U.S. automotive environment. Operating profit for 1997 reflected the 29-day strike which reduced profits by an estimated [EURO] 0.5 billion after considering partial recovery of production losses from the strike.

    Revenues and operating profit of the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment derive principally from the U.S. and Canada automotive marketplaces. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 17.4 million units in 1998, compared with 16.9 million units in 1997, an increase of 3%.

    The U.S. and combined U.S. and Canada retail sales and market share data for the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge division in 1998 and 1997 are set forth below:

                                                                                     Year Ended December 31,
                                                                               -----------------------------------
                                                                                  1998         1997      Increase
                                                                               -----------  -----------  ---------
U.S. Retail Market(1)
Car sales....................................................................      739,217      736,530      2,687
Car market share.............................................................         9.1%         8.9%       0.2%
Truck sales (including minivans).............................................    1,770,794    1,567,258    203,536
Truck market share...........................................................        22.6%        21.7%       0.9%
Combined car and truck sales.................................................    2,510,011    2,303,788    206,223
Combined car and truck market share..........................................        15.7%        14.9%       0.8%

U.S. and Canada Retail Market(1)
Combined car and truck sales.................................................    2,779,207    2,559,950    219,257
Combined car and truck market share..........................................        16.0%        15.1%       0.9%

------------------------

(1) All retail sales and market share data include fleet sales.

                           --------------------------

    The increase in the 1998 U.S. car market share was primarily the result of higher retail sales of Chrysler and Dodge full-size sedans. The increase in the 1998 U.S. truck market share was primarily the result of increased retail sales of Dodge Durangos and Dodge Ram pickup trucks, partially offset by lower sales of the Jeep Grand Cherokee resulting from a model changeover to the all-new Jeep Grand Cherokee.

    COMMERCIAL VEHICLES MERCEDES-BENZ, FREIGHTLINER, STERLING, SETRA

    Revenues of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division rose 16% to [EURO] 23.2 billion and unit sales grew 17% to 489,700 vehicles in 1998. Strong demand for vans and trucks, particularly in Europe and the NAFTA region, was largely responsible for this favorable development. Revenues in Germany were 12% higher at [EURO] 6.4 billion, while unit sales increased 11% in 1998 to 107,500 vehicles. In the rest of the European Union market revenues were up 15% reaching [EURO] 5.1 billion while unit sales rose 12% to 139,600 units in 1998. In the European Union (including Germany) the division maintained market leadership in the category of vans between 2t and 6t GVW with a market share of 19% (1997: 18%). In the category of trucks over 6t GVW the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division maintained its position as the market leader in Germany with a market share of 47% compared to 48% in the previous year. The division's market share for trucks above 6t GVW in the European Union (excluding Germany) remained unchanged at 15%.

    Revenues of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division outside of the European Union improved 18% to [EURO] 11.7 billion in 1998 while unit sales rose by 24% to 242,600 units. The growth in revenues came primarily from the United States, Canadian, Mexican and Argentinian markets. In the United States revenues were 48% higher than in 1997, and unit sales were up 49% to 107,800 units. This significant improvement reflected continued strong demand for Freightliner's high-end Century Class and its successful ramp-up of production and distribution of the new Sterling brand in the United States.

    In 1998, the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division contributed an operating profit of [EURO] 946 million (1997:
[EURO] 342 million). This was a major improvement over 1997 and a significant turnaround in operating performance following the loss experienced in 1996. In the short term this recovery was primarily due to higher sales of vans and trucks in Western Europe and the United States, a model mix improvement and favorable currency exchange rates. Over the longer term it resulted from the division's model renewal efforts and expansion programs and its cost reduction efforts.

    CHRYSLER FINANCIAL SERVICES

    Chrysler Financial Services reported revenues and operating profit of [EURO]
2.9 billion and [EURO] 652 million, respectively, in 1998 as compared with [EURO] 2.4 billion and [EURO] 586 million, respectively, in 1997. The improvements in 1998 primarily reflect growth in gains and servicing fees from sales of receivables, larger numbers of vehicles leased, and lower credit loss provisions.

    Chrysler Financial Services' automotive volume totaled [EURO] 80.1 billion in 1998 compared with [EURO] 73.7 billion in 1997. The 1998 increase in automotive volume compared with 1997 reflects higher retail and lease penetration due to the full-year impact of marketing programs to customers and dealers initiated during 1997. Financing support provided in the United States by Chrysler Financial Services for new vehicle retail deliveries (including fleet sales) and wholesale vehicle sales to dealers and the number of vehicles financed were as follows:

                                                                                         Year Ended December
                                                                                                 31,
                                                                                         --------------------
                                                                                           1998       1997
                                                                                         ---------  ---------
U.S. Penetration
    Retail.............................................................................        29%        27%
    Wholesale..........................................................................        70%        70%
Number of New DaimlerChrysler Corporation Vehicles Financed in the U.S. (in thousands):
    Retail.............................................................................        718        611
    Wholesale..........................................................................      1,777      1,625

    SERVICES

    In 1998, debis had revenues of [EURO] 9.6 billion, a 21% improvement over 1997 ([EURO] 7.9 billion). This increase was primarily generated by the Financial Services business, mainly in the United States and Germany. It also received substantial support from IT Services and Telecom Services. Revenues of Financial Services went up 15% to [EURO] 5.8 billion, contributing 61% of debis' total revenues in 1998 (1997: 64%). Overall, Financial Services processed approximately 435,000 new leasing and finance contracts in 1998 (1997: 345,000) with a total value of [EURO] 14.8 billion, an increase of 24% in new contract value compared to 1997. IT Services increased revenues by 40% to [EURO] 2.2 billion. Its revenues from goods and services provided to customers outside the Group accounted for 69% of total revenues in 1998 (1997: 64%).

    In 1998, debis' revenues generated in Germany were [EURO] 4.6 billion (1997:
[EURO] 4.0 billion), or 48% of total revenues (1997: 51%). The NAFTA region contributed [EURO] 2.8 billion in 1998 (29% of total revenues), while [EURO] 1.6 billion or 17% of total revenues originated in the European Union (excluding Germany).

    Services enjoyed a [EURO] 392 million operating profit in 1998, a 59% jump from 1997 ([EURO] 246 million). The primary sources of this significant increase were Financial Services and IT Services. Both business units benefited from a major expansion in business volume, especially Financial Services in the United States.

    AEROSPACE

    Aerospace revenues rose 12% to [EURO] 8.8 billion in 1998 compared to [EURO]
7.8 billion in 1997. Approximately half of the increase resulted from higher DaimlerChrysler Aerospace Airbus shipments for Airbus and another [EURO] 200 million of the increase came with the acquisition of the German defense electronics activities of Siemens AG.

    Commercial Aircraft/Helicopters was again the largest contributor to 1998 Aerospace revenues, with a share of 40% (1997: 38%). The revenues of this business unit climbed from [EURO] 3.0 billion in 1997 to [EURO] 3.5 billion in 1998 primarily as a result of healthy demand for Airbus aircraft. Aero Engines revenues increased from [EURO] 1.5 billion in 1997 to [EURO] 1.7 billion in 1998, mainly because of significantly greater commercial aircraft and aircraft engine purchasing and maintenance activities.

    The German market contributed 30% ([EURO] 2.6 billion) of the Aerospace division's total revenues in 1998 compared to a 28% contribution in 1997.

    In 1998, incoming orders at the Aerospace segment rose 40% to [EURO] 13.9 billion (1997: [EURO] 9.9 billion). A very substantial portion of this improvement resulted from orders received in connection with the Eurofighter/Typhoon program. The jump was also fueled by a further rise of incoming orders at Airbus Industrie, which reflected even further improved market conditions for commercial aircraft over 1997 conditions which were already quite strong. New orders for Airbus aircraft climbed to 556 in 1998, compared to 460 aircraft in 1997. There were 27 order cancellations in 1998 (1997: 22) and Airbus Industrie delivered 229 aircraft during 1998 versus 182 in 1997. As a consequence, at December 31, 1998, the Airbus Industrie firm order backlog(1) was 1,309 aircraft, 30% higher than at the end of 1997 (1,009 aircraft). Incoming orders in Aero Engines rose 88% to [EURO] 2.6 billion compared to [EURO] 1.4 billion in 1997.

    Research and development expenditures decreased 8% to [EURO] 2.0 billion in 1998 compared to [EURO] 2.2 billion in 1997. Of this amount, [EURO] 0.4 billion was attributable to projects funded by the Group (1997: [EURO] 0.3 billion). In 1998, 82% of Aerospace's total research and development expenditures was customer-funded (1997: 86%).

    In 1998, the Aerospace division achieved an operating profit of [EURO] 623 million (1997: [EURO] 284 million). All business units of the Aerospace segment were able to contribute to this considerable improvement, aided by expanded business volume in almost all areas, further cost reductions and the continued strength of the dollar in relation to the mark. The operating result in 1998 was burdened by an expense of [EURO] 229 million relating to DaimlerChrysler Aerospace Airbus obligations to the Federal Republic of Germany. This was the 1998 expense portion of DaimlerChrysler Aerospace Airbus' [EURO] 895 million payment to the Federal Republic of Germany in complete discharge of all remaining obligations relating to the acquisition of DaimlerChrysler Aerospace Airbus in 1989. In 1997, DaimlerChrysler Aerospace Airbus paid the Federal Republic of Germany [EURO] 716 million in complete discharge of its obligations relating to the Airbus A320 program. Of this amount, [EURO] 369 million was expensed in 1997.

    OTHER

    Revenues of the Other segment declined in 1998 to [EURO] 3.4 billion from [EURO] 3.9 billion in the previous year. The decline was exclusively due to the sale of the segment's semiconductor business in March 1998. This effect was partially offset by an increase in Automotive Electronics revenues.

    In 1998, the Other segment contributed an operating loss of [EURO] 146 million. This result was the product of a substantial negative contribution at Rail Systems which was partially offset by the remaining operating activities of the segment and the gain on the sale of the semiconductor business of TEMIC.

1997 Compared With 1996

    The amounts discussed under this caption have been restated from prior disclosures to give effect to the pooling-of-interests accounting for the combination with Chrysler and to the change in the definition of "Operating Profit" in accordance with Statement of Financial Accounting Standards No. 131. See "Overview" and "Results of Operations -- Accounting Principles" above in this Item 9.

    DAIMLERCHRYSLER GROUP

    Group revenues in 1997 increased 16% from [EURO] 101.4 billion to [EURO]
117.6 billion. The increase was due to higher revenues in the Passenger Cars Mercedes-Benz, smart and Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segments which rose 16% and 15% to [EURO] 27.6 billion and [EURO] 51.9 billion, respectively. The increase in revenues of the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment was mainly the result of the considerable appreciation of the dollar against the mark. Commercial Vehicles Mercedes-Benz, Freightliner,

--------------------------
(1) Purchase options, announced orders for which definitive contracts have not been executed and orders from customers which have filed for bankruptcy are excluded from firm order backlog.

Sterling, Setra revenues went up 22% from [EURO] 16.4 to [EURO] 20.0 billion. On a comparable year-over-year basis, revenues of Chrysler Financial Services increased 23% and revenues of the Services segment rose 18%. Revenues of the Aerospace division improved by 17% in 1997, and revenues of the Other segment decreased by 5%.

    In 1997, cost of sales reached [EURO] 93.0 billion, up 18% from [EURO] 79.0 billion in 1996. Cost of sales was higher in all segments and was commensurate with revenue improvements achieved by the segments. Cost of sales as a percentage of revenues was 79% in 1997 compared to 78% in 1996. Selling expenses were [EURO] 9.7 billion in 1997 compared to [EURO] 8.4 billion in 1996, a 15% rise. General administrative expenses in 1997 rose 14% to [EURO] 4.7 billion compared to [EURO] 4.1 billion in 1996.

    Research and development funded by the Group amounted to [EURO] 4.4 billion in 1997 compared to [EURO] 4.1 billion in 1996. In addition, the Group undertook research and development projects for third party customers funded by such parties (mainly the German government and ESA) in the amount of [EURO] 2.1 billion in 1997 (1996: [EURO] 1.7 billion).

    In 1997 the Group had a slightly increased operating profit of [EURO] 6,230 million compared to [EURO] 6,212 million in the previous year. The business segment contributions to the Group operating profit are shown in the table on page 56. The increase in the operating profit of DaimlerChrysler was primarily attributable to higher revenues in all segments, the significant depreciation of the mark against the dollar and certain major European currencies and the one-time effect of the sale of the recognition and sorting systems business. Operating profit in 1997 was negatively affected by expenses related to suspension of deliveries of A-Class passenger cars, a delay in introducing the smart, and a charge in connection with the agreement between Daimler-Benz AG and its works councils to reduce the automotive workforce at selected locations by approximately 5,700 over the period 1998 through 2000. The 1997 operating profit at the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge division in 1997 decreased primarily as a result of an increase in average sales incentives per vehicle, a decrease in unit sales due to model changeovers and the impact of a 29-day strike, and an increase in warranty costs, partially offset by lower profit-based employee compensation costs and translation effects resulting from a significant depreciation of the mark against the dollar. The operating result in 1997 was also affected by DaimlerChrysler Aerospace Airbus' payment to the Federal Republic of Germany of [EURO] 716 million in complete discharge of its obligations relating to the Airbus A320 program. Of this amount, [EURO] 369 million was expensed in 1997. In 1996, the operating result included one-time income items and charges taken or expensed in connection with winding up the remaining activities of the former corporate unit AEG Daimler-Benz Industrie and additional structural measures taken in Aerospace, Microelectronics and Rail Systems which resulted in a net reduction of operating profit of [EURO] 0.6 billion.

    The Group had net income of [EURO] 6.5 billion in 1997, of which [EURO] 2.5 billion consisted of special non-recurring German tax benefits. These tax benefits resulted from the special distribution of [EURO] 10.23 per Daimler-Benz ordinary share/ADS and the reversal of remaining valuation allowances previously established on deferred tax assets which resulted primarily from net operating loss carryforwards of Daimler-Benz' German group companies that file a combined tax return (ORGANSCHAFT). The special distribution tax benefit was [EURO] 1.5 billion and the valuation allowance reversal tax benefit was [EURO] 1.0 billion. Basic and diluted earnings per ordinary share in 1997 were [EURO] 6.90 and [EURO] 6.78, respectively. Excluding the effects of the tax benefit contribution of [EURO] 2.5 billion in 1997, net income would have been [EURO] 4.1 billion and basic and diluted earnings per ordinary share would have been [EURO] 4.28 and [EURO] 4.21, respectively. As a result of DaimlerChrysler's recognition in 1997 of the majority of the income tax benefits previously not recognized, beginning in 1998, the Group believes that it will incur income tax expense which will be more reflective of German and United States statutory income tax rates.

    Excluding the tax benefit contributions, net income was [EURO] 4.1 billion in 1997 (1996: [EURO] 4.0 billion). Net income benefited from [EURO] 0.6 billion of financial income in 1997 (1996: [EURO] 0.4 billion). Financial income, which consists mainly of interest income, results of unconsolidated subsidiaries and other affiliates and gains and losses on securities and foreign exchange contracts, was positively affected by the disposition of the Group's 24% equity interest in Cap Gemini and negatively affected by foreign exchange contracts. Basic and diluted earnings per ordinary share before extraordinary item in 1996 were [EURO] 4.24 and [EURO] 4.20, respectively.

    PASSENGER CARS MERCEDES-BENZ, SMART

    Revenues of the Passenger Cars Mercedes-Benz, smart division rose 16% to [EURO] 27.6 billion, mainly as a result of higher sales of the C-Class and the excellent performance of the new car models, primarily the SLK, the CLK and the M-Class. The growth of revenues was also supported by the appreciation of the dollar and the British Pound. Total unit sales in the division climbed 11% from 645,000 cars in 1996 to 715,100 in 1997. At [EURO] 11.1 billion, revenues in Germany were 4% higher than in 1996. Unit sales in Germany increased 5% to 276,500. Germany remains the most important market for Mercedes-Benz passenger cars with unit sales in 1997 representing 39% of worldwide passenger car unit sales (1996: 41%).

    In the other European Union member states, revenues of the Passenger Cars Mercedes-Benz, smart division were 19% higher, reaching [EURO] 5.9 billion versus [EURO] 5.0 billion in 1996, while unit sales rose 10% from 162,400 units to 179,200 units. These increases were primarily due to significantly higher demand for passenger cars in Italy and the United Kingdom. The relatively larger growth in revenues resulted from the appreciation of those currencies against the mark. In the United States, revenues improved by [EURO] 1.5 billion or 47% to [EURO] 4.8 billion, while unit sales were accelerating 41% to 123,400 units, the highest sales volume ever in this market. Despite difficult market conditions, revenues in Japan were 10% higher at [EURO] 1.7 billion and unit sales reached 39,400 cars (+6%). In Asia (excluding Japan) revenues increased 4% to [EURO] 1.5 billion but unit sales fell 7% to 38,200 units.

    In 1997, the Passenger Cars Mercedes-Benz, smart division had an operating profit of [EURO] 1.7 billion (1996: [EURO] 1.8 billion). Most of the benefit of the revenue increases was offset by start-up costs incurred in preparation for the market introduction of new passenger car models, primarily the M-Class and the new S-Class, expenses related to suspension of deliveries of the A-Class, a delay in introducing the smart, and a charge in connection with the agreement between Daimler-Benz AG and its works councils to reduce the workforce at selected locations by approximately 5,700 over the period 1998 through 2000. The agreement contemplates that the reductions will be effected in a manner which is least disruptive to the workforce, and will be compensated by offering permanent positions, primarily to current apprentices and to university graduates.

    PASSENGER CARS AND TRUCKS CHRYSLER, PLYMOUTH, JEEP-REGISTERED TRADEMARK-,
     DODGE

    The Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment reported revenues of [EURO] 51.9 billion in 1997 as compared with [EURO] 45.2 billion in 1996. This increase was solely caused by the effect of the appreciation of the dollar against the mark. On a dollar basis, revenues decreased slightly from $58.8 billion in 1996 to $58.6 billion in 1997, primarily as a result of decreased unit sales, partially offset by an increase in average revenue per unit, net of sales incentives. Worldwide unit sales in 1997 were 2,887,000 units, a decrease of 71,800 units or 2% compared with 1996 levels. The decrease in unit sales for 1997 was primarily due to the introduction of Chrysler's all-new Dodge Intrepid and Chrysler Concorde sedans and the unfavorable impact of a 29-day strike. The division's shipments outside of the NAFTA region in 1997 were 237,400 units, an increase of 13,700 units or 6% compared with 1996 levels.

    The Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge division reported operating profits of [EURO] 3.4 billion in 1997 as compared with [EURO]
4.3 billion in 1996. Operating profit decreased in 1997, as compared with 1996, primarily as a result of an increase in average sales incentives per vehicle, a decrease in unit sales and an increase in warranty costs, partially offset by the translation effects of the appreciation of the dollar against the mark and by lower profit-based employee compensation costs. The increase in average sales incentives per vehicle reflects an increasingly competitive automotive environment in 1997 resulting primarily from new product offerings from competitors and greater flexibility in vehicle pricing by Japanese manufacturers who benefited from favorable currency exchange rate changes between the Japanese Yen and the dollar. The decrease in shipments for 1997 was primarily due to the introduction of the all-new Dodge Intrepid and Chrysler Concorde sedans and the unfavorable impact of a 29-day strike. The 29-day strike reduced operating profit by an estimated [EURO] 0.5 billion. The increase in warranty costs was primarily related to customer service and recall actions, partially offset by lower average warranty costs on 1997 and 1998 model-year vehicles.

    COMMERCIAL VEHICLES MERCEDES-BENZ, FREIGHTLINER, STERLING, SETRA

    Revenues of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division rose 22% to [EURO] 20.0 billion and unit sales grew 20% to 417,400 vehicles in 1997. The increase in unit sales was primarily caused by strong demand for vans and trucks. Revenues in Germany were 7% higher at [EURO]
5.7 billion, while unit sales increased 12% in 1997 to 96,600 vehicles. In the remaining European Union market, revenues and unit sales were up 22% reaching [EURO] 4.4 billion and 124,600 units, respectively, in 1997. In the European Union (including Germany), the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division has achieved market leadership in the category of vans between 2t and 6t GVW with a market share of 18% (1996: 16%). In the category of trucks over 6t GVW, the division was able to strengthen its position as the market leader in Germany with a market share of 48% compared to 46% in the previous year. This increase was primarily due to the successful introduction of the new Actros line in the heavy-duty market segment. The division's market share for trucks above 6t GVW in the European Union (excluding Germany) also rose to 15%.

    Revenues of the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division outside of the European Union jumped 32% to [EURO] 9.9 billion in 1997 and unit sales increased 23% to 196,200 units. The substantial increase in revenues was primarily attributable to the United States, Mexican, Brazilian and Argentinian markets. In the United States revenues were 28% higher than in 1996, while unit sales rose 4% to 72,400 units. The disparity between the rise in revenues and unit sales was primarily due to a more favorable dollar exchange rate and strong demand for Freightliner's high-end Century Class. The improvements in the Latin American markets resulted from significantly improved economic conditions and the introduction of new models in certain key markets.

    In 1997, the Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division contributed an operating profit of [EURO] 342 million (1996: an operating loss of [EURO] 61 million). The substantial increase in operating profit resulted primarily from higher sales of vans and trucks in Western Europe, the United States and certain Latin American markets, partially offset by a charge in connection with the agreement between Daimler-Benz AG and its works councils to reduce the workforce at selected locations by approximately 5,700 over the period 1998 through 2000. The agreement contemplates that the reductions will be effected in a manner which is least disruptive to the workforce, and will be compensated by offering permanent positions, primarily to current apprentices and to university graduates.

    CHRYSLER FINANCIAL SERVICES

    Chrysler Financial Services reported revenues and operating profits of [EURO] 2.4 billion and [EURO] 586 million, respectively, in 1997 as compared with [EURO] 2.0 billion and [EURO] 471 million, respectively, in 1996. The increase in revenues and operating profits in 1997 primarily reflects an increase in gains and servicing fees from sales of receivables, higher levels of vehicles leased, and lower operating expenses, partially offset by higher credit loss provisions.

    Chrysler Financial Services' automotive volume totaled [EURO] 73.7 billion for 1997 compared with [EURO] 60.2 billion in 1996. The increase in automotive volume in 1997 compared with 1996 reflects higher retail and lease penetration due to new marketing programs to customers and dealers initiated during 1997.

    SERVICES

    In 1997 debis had revenues of [EURO] 7.9 billion, an 18% increase compared to 1996 ([EURO] 6.7 billion). This increase was primarily the result of a significant growth in business volume of Financial Services, IT Services and Telecom Services. Excluding the effect of debis' sale in 1996 of its marketing services activities, 1997 revenues represent a 22% improvement over comparable 1996 revenues.

    Revenues of Financial Services went up 14% to [EURO] 5.1 billion, representing 64% of debis' total revenues in 1997 (1996: 66%). Growth of the Financial Services business was particularly strong in the United States and in certain member states of the European Union due to favorable demand for Mercedes-Benz passenger cars. Overall,

Financial Services processed approximately 345,000 new leasing and finance contracts in 1997 (1996: 292,000) with a total value of [EURO] 11.9 billion, an increase of 28% in new contract value compared to 1996.

    IT Services increased revenues by 29% to [EURO] 1.5 billion. Revenues from goods and services provided to customers outside the Group accounted for 64% of total revenues in 1997 (1996: 58%).

    In 1997, the Services segment generated [EURO] 4.0 billion (1996: [EURO] 3.7 billion), or 51% of total revenues in Germany (1996: 55%). The NAFTA region accounted for [EURO] 2.3 billion in 1997 (30% of total revenues), while [EURO]
1.2 billion or 15% of total revenues originated in the European Union (excluding Germany).

    Services contributed [EURO] 246 million to DaimlerChrysler's operating profit in 1997, a 54% jump from 1996 ([EURO] 160 million). The primary sources of this significant increase were Financial Services and IT Services. Both business units benefited from a considerable expansion in business volume and higher margins. The financial services business was especially successful in the United States.

    AEROSPACE

    Aerospace revenues rose 17% to [EURO] 7.8 billion in 1997 compared to [EURO]
6.7 billion in 1996. Excluding the effects of the disposition of the regional aircraft business of Dornier in 1996 and certain other activities, comparable revenues increased by 20% in 1997.

    Commercial Aircraft/Helicopters was the largest contributor to 1997 Aerospace revenues, with a share of 38% (1996: 33%). The revenues of this business unit climbed from [EURO] 2.2 billion in 1996 to [EURO] 3.0 billion in 1997 as a result of healthy demand, primarily for Airbus aircraft. Its revenues were also positively affected by the substantial improvement in the dollar/mark exchange rate in 1997. Aero Engines revenues increased from [EURO] 1.2 billion in 1996 to [EURO] 1.5 billion in 1997, mainly as a result of significantly higher commercial aircraft and aircraft engine purchasing and maintenance activities.

    The German market contributed 28% ([EURO] 2.2 billion) of the Aerospace division's total revenues in 1997 compared to a 32% contribution in 1996.

    In 1997 incoming orders at the Aerospace segment rose 14% to [EURO] 9.9 billion. Excluding the effect of business disposals, the increase was 16%. Incoming orders at Commercial Aircraft/Helicopters forged ahead 38% to [EURO]
5.3 billion in 1997. This jump was fueled by a very substantial rise of incoming orders at Airbus Industrie, which reflected the significantly improved market conditions for commercial aircraft and the further improvement in the dollar/mark exchange rate. New orders for Airbus aircraft climbed to 460 in 1997, compared to 326 aircraft in 1996. There were 22 order cancellations in 1997 (1996: 25) and Airbus Industrie delivered 182 aircraft during 1997 compared to 126 in 1996. As a consequence, at December 31, 1997, the Airbus Industrie firm order backlog(1) was 1,009 aircraft, 34% higher than at the end of 1996 (753 aircraft). Incoming orders at Aero Engines rose 27% to [EURO] 1.4 billion compared to [EURO] 1.1 billion in 1996.

    Research and development expenditures increased 19% to [EURO] 2.2 billion in 1997 compared to [EURO] 1.9 billion in 1996. Of this amount, [EURO] 0.3 billion was attributable to projects funded by the Group (1996: [EURO] 0.4 billion). In 1997, 86% of this segment's total research and development expenditures was customer-funded (1996: 81%).

    In 1997, the Aerospace division achieved an operating profit of [EURO] 284 million (1996: [EURO] 25 million). All business units of the Aerospace segment were able to contribute to this considerable improvement, aided by expanded business volume in almost all areas, further cost reductions and a more favorable dollar/mark exchange rate. The 1997 improvement was impeded by DaimlerChrysler Aerospace Airbus' payment to the Federal Republic of Germany of [EURO] 716 million in complete discharge of its obligations relating to the Airbus A320 program. Of this amount, [EURO] 369 million was expensed in 1997.

--------------------------
(1) Purchase options, announced orders for which definitive contracts have not been executed and orders from customers which have filed for bankruptcy are excluded from firm order backlog.

    OTHER

    Revenues of Other declined in 1997 to [EURO] 3.9 billion from [EURO] 4.1 billion in 1996. The 1996 revenues included [EURO] 0.6 billion from the recognition and sorting systems business that was sold in early 1997 and [EURO]
0.2 billion of TEMIC Bayern-Chemie Airbag GmbH which was sold in 1996. Excluding the effects of the disposition of these businesses, revenues increased 17%. Total 1997 revenues consisted of Rail Systems -- [EURO] 1.6 billion (up 12% over
1996); Microelectronics -- [EURO] 1.4 billion (up 31% over 1996 on a comparable basis); and MTU/Diesel Engines -- [EURO] 0.9 billion (up 6% over 1996). The Group sold its semiconductor business in early 1998. The remaining automotive electronics business contributed revenues of [EURO] 0.6 billion in 1997.

    In 1997, Other contributed an operating loss of [EURO] 225 million. This result was the product of a profitable year in Diesel Engines and a one-time gain realized in connection with the sale in 1997 of the recognition and sorting systems business, more than offset by a rather significant negative contribution of Rail Systems.

New Accounting Pronouncement

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This Standard is effective for fiscal years beginning after June 15, 1999. DaimlerChrysler plans to adopt this accounting pronouncement on January 1, 2000.

                        LIQUIDITY AND CAPITAL RESOURCES

1998 Compared With 1997 and 1996

    In 1998, 1997 and 1996, DaimlerChrysler utilized funds from operations and borrowings to finance capital expenditures and the continuing expansion of its financial services activities. The main reason for the borrowings was the growing leasing and sales financing business which is typically financed with a high proportion of debt.

    Cash provided by operating activities increased to [EURO] 16.7 billion in 1998 from [EURO] 12.3 billion in 1997 (1996: [EURO] 10.0 billion). The increase primarily resulted from the Group's further improved results in 1998.

    Net cash used for investing activities in 1998 was [EURO] 23.4 billion as compared to [EURO] 14.5 billion in 1997 (1996: [EURO] 8.7 billion). The Group used substantial amounts of cash for its growing leasing and sales financing activities, net of disposals and repayments, (1998: [EURO] 11.8 billion; 1997:
[EURO] 6.8 billion; 1996: [EURO] 3.8 billion), the purchase of fixed assets, principally property, plant and equipment (1998: [EURO] 8.2 billion; 1997:
[EURO] 8.1 billion; 1996: [EURO] 6.7 billion), the purchase of securities, net of sales, (1998: [EURO] 1.9 billion; 1997: [EURO] 1.4 billion; 1996: [EURO] (0.6) billion) and acquisitions of businesses (1998: [EURO] 0.9 billion; 1997:
[EURO] 0.6 billion; 1996: [EURO] 0.2 billion).

    During 1998 the Group spent an aggregate of [EURO] 0.9 billion to complete a number of smaller acquisitions, including Thomas Built Buses, Siemens Sicherungstechnik, AMG Motorenbau und Entwicklungs GmbH and the Micro Compact Car AG minority interest. In 1997 the Group purchased the outstanding 19.6% minority equity interest in debis Systemhaus, a minority equity interest in Ballard Power Systems Inc. and made several smaller acquisitions, for which [EURO] 0.6 billion was expended in the aggregate. The Group paid [EURO] 0.1 billion for the outstanding minority of AEG Aktiengesellschaft in 1996.

    Offsetting such expenditures, cash provided by investing activities mainly included the proceeds from the disposal of fixed assets, other than leased equipment (1998: [EURO] 0.5 billion, 1997: [EURO] 0.6 billion; 1996: [EURO] 0.7 billion). In 1998 the Group received proceeds of [EURO] 0.7 billion from the sale of its semiconductor business, two real estate projects companies and other smaller businesses. In 1997, [EURO] 1.3 billion of cash was received for the disposal of businesses, principally the Group's 24.4% interest in Cap Gemini Sogeti S. A. ([EURO] 0.7 billion) and its recognition and sorting systems business ([EURO] 0.4 billion), and in 1996 [EURO] 1.1 billion was generated mainly through disposition of companies included within the former AEG Daimler-Benz Industrie.

    The Group's financial liabilities, including commercial paper borrowings, increased by [EURO] 7.9 billion in 1998 (1997: [EURO] 6.3 billion). As of December 31, 1998, total Group debt was 29.7% of total stockholders' equity and liabilities compared to 27.5% in 1997. At December 31, 1998, the Group had financial liabilities due within one year of [EURO] 20.5 billion compared to [EURO] 17.3 billion in 1997.

    Cash as defined in the balance sheet consists of deposits in financial institutions, cash on hand, deposits at the German Central Bank and deposits in post office accounts. The Group's cash at December 31, 1998 and 1997 amounted to [EURO] 6.6 billion and [EURO] 6.8 billion, respectively (1996: [EURO] 5.6 billion), of which amounts [EURO] 6.3 billion and [EURO] 6.6 billion (1996:
[EURO] 4.9 billion), respectively, had a maturity of three months or less. Cash differs from the liquidity of the Group, which was [EURO] 19.1 billion in 1998 compared to [EURO] 17.3 billion in 1997 (1996: [EURO] 12.9 billion). See Note 18 to the Consolidated Financial Statements. Liquidity as a percentage of total assets was 14.0% at December 31, 1998 compared to 13.9% at the end of 1997.

    In 1998 total interest paid on behalf of the Group was [EURO] 2.6 billion compared to [EURO] 2.0 billion in 1997 and [EURO] 1.8 billion in 1996. A very substantial part of the interest paid was attributable to the Group's financial services activities.

    Expenditures for fixed assets in 1998, primarily for new products, modernization of plant and equipment and, to a lesser extent, acquisition of financial assets (but excluding leased equipment), increased to [EURO] 8.5 billion (1997: [EURO] 8.3 billion; 1996: [EURO] 6.9 billion). The following table sets forth the Group's aggregate capital expenditures for property, plant and equipment by business segment for 1998, 1997 and 1996:

                                                                          Year Ended December 31,
                                                                      -------------------------------
                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------

                                                                           ([EURO] in millions)
Passenger Cars Mercedes-Benz, smart.................................      1,995      1,885      1,479
Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge...........      3,920      4,501      3,545
Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra....        832        601        797
Chrysler Financial Services.........................................         --         --         --
Services............................................................        285        193        120
Aerospace...........................................................        326        255        311
Other/Eliminations..................................................        797        616        469
                                                                      ---------  ---------  ---------
Total...............................................................      8,155      8,051      6,721
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    Subject to developments affecting the Group which cannot be predicted or controlled, management currently intends to maintain Group spending levels generally in the range of the past three years and believes that funding for such capital expenditures will be generated principally out of cash flow from operations. The Group also continues to implement various techniques such as securitization of financing and lease receivables to finance the growing leasing and sales financing business. DaimlerChrysler is not currently subject to any commitment for capital expenditures which individually is material to the Group except as described below. Management believes that it has substantial flexibility to accelerate or decelerate the pace of planned capital spending programs as appropriate to address shorter term business conditions.

    Expenditures for leased equipment in 1998 increased to [EURO] 8.3 billion from [EURO] 5.9 billion in 1997 (1996: [EURO] 4.0 billion). As in 1997 and 1996, the increase in expenditures for leased equipment in 1998 was due to the growth of the leasing and sales financing business which, as a result, continues to require additional capital. Receivables sales are a significant source of funding for the Group, principally in the United States. Net proceeds from the sales of automotive retail receivables were [EURO] 41.0 billion in 1998 compared to [EURO] 44.3 billion in 1997 (1996: [EURO] 39.5 billion). The Group will continue to review a variety of alternatives to provide funding for financial services activities, including additional securitization transactions and sales of pools of retail car loans and leases.

    In 1998 the Group had inventories (net of advanced payments received) of [EURO] 11.8 billion, up from [EURO] 10.9 billion in 1997. In 1998 and 1997, approximately 20% of the Group's inventories was financed through advance payments received from customers, largely at Aerospace and Adtranz.

    Group receivables, consisting of receivables from sales of goods and services and other receivables, decreased slightly to [EURO] 18.4 billion in 1998 from [EURO] 18.6 billion in 1997. In 1997, receivables included a [EURO]
1.5 billion tax refund resulting from the special distribution of approximately [EURO] 10 per ordinary share of Daimler-Benz AG which was not duplicated in 1998. Financing receivables, consisting of retail installment sales contracts and finance leases secured by automobiles and commercial vehicles increased from [EURO] 21.7 billion in 1997 to [EURO] 26.5 billion in 1998. As of December 31, 1998, these receivables were geographically dispersed primarily in the NAFTA region ([EURO] 17.6 billion), in Germany ([EURO] 4.2 billion) and in the European Union (excluding Germany) ([EURO] 2.6 billion).

    The Group's total liabilities in 1998 were [EURO] 62.5 billion compared to [EURO] 54.3 billion in 1997. The increase was primarily due to increased financial liabilities resulting from the cash requirements of the leasing and sales financing business and the change in exchange rates, especially the dollar/mark rate. Group financial liabilities were [EURO] 40.4 billion in 1998 compared to [EURO] 34.4 billion in 1997. Financial liabilities of the financial services entities in the Group on a stand-alone basis were [EURO] 36.8 billion in 1998 and [EURO] 31.4 billion in 1997, which amounts included financial liabilities to other members of the Group. These intercompany amounts are eliminated upon consolidation into the Group financial statements. Financial liabilities of the Group and the financial services entities closely corresponded to the assets they finance (equipment on operating leases and receivables from financial services) which aggregated [EURO] 41.1 billion and [EURO] 32.8 billion, respectively, in 1998 and 1997. Accrued liabilities decreased slightly to [EURO] 34.6 billion in 1998 (1997: [EURO] 35.8 billion). Accrued liabilities at the end of 1998 included [EURO] 0.6 billion intended to cover the costs associated with the Group's restructuring program. The 1997 total included [EURO] 0.7 billion for this purpose.

    At year end 1998 and 1997, the Group had committed and uncommitted credit lines (short- and long-term) available of [EURO] 27.6 billion and [EURO] 19.7 billion, respectively, of which [EURO] 8.7 billion and [EURO] 7.4 billion, respectively, were utilized as of such dates. In 1998, the weighted average interest rate payable under DaimlerChrysler's lines of credit was 5.6%.

    The Group has a DM 2.0 billion commercial paper program in Germany, a $1.0 billion commercial paper program in Canada and, through DaimlerChrysler North America Holding Corporation, a $7.5 billion commercial paper program in the United States. Chrysler Financial Company L.L.C. has commercial paper programs in the United States and Canada which do not have a preset limit. In addition, the Group has commercial paper programs in Australia, Belgium, the Netherlands and Portugal totaling AUD 0.5 billion, BEF 5.0 billion, NLG 0.1 billion and PTE
6.0 billion, respectively. As of December 31, 1998, [EURO] 11.0 billion was outstanding under these programs, compared to [EURO] 9.0 billion as of December 31, 1997. The Group also has various short-term borrowing facilities in a number of countries. The DM commercial paper of DaimlerChrysler AG is rated "A-1" by Standard & Poor's Ratings Group, and the commercial paper of DaimlerChrysler North America Holding Corporation is rated "Prime-1" by Moody's Investors Service and "A-1" by Standard & Poors Ratings Group.

    On June 15, 1998, Daimler-Benz AG paid a special distribution to holders of its ordinary shares and ADSs which amounted to approximately [EURO] 5.3 billion in the aggregate. The source of the funds for the special distribution was Daimler-Benz' retained earnings, including [EURO] 1.5 billion attributable to a German tax refund resulting from a 20% differential in the tax rates to which Daimler-Benz was entitled by reason of the special distribution. On June 8, 1998, Daimler-Benz issued to holders of its ordinary shares, its ADSs and its 5 3/4% Subordinated Mandatory Convertible Notes due June 14, 2002, rights to acquire up to an aggregate of 52,379,675 newly issued Daimler-Benz ordinary shares. Daimler-Benz raised approximately [EURO] 3.8 billion, net of expenses, from the rights offering. The purpose of the rights offering was to raise the funds necessary to restore to the Group's paid-in capital the amount of the reduction in the retained earnings created by the special distribution. The special distribution amount per Daimler-Benz ordinary share was [EURO] 10.23 ([EURO] 10.04 after adjustment to reflect the approximately 20% discount to market value at which the Daimler-Benz ordinary shares were sold in the rights offering). See also the discussion under the heading "Dividends" in "Item 8. Selected Financial Data."

Item 9A. Quantitative and Qualitative Disclosures About Market Risk.

    The DaimlerChrysler Group is exposed to market risks from changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial condition. The Group seeks to minimize these risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Any exposures of the Group to equity price risks are not material. The Group does not use financial instruments for trading or other speculative purposes.

    Beginning January 1, 1999 DaimlerChrysler has adopted the euro as its corporate currency. The Consolidated Financial Statements have been prepared using marks and have been translated into euros for each period presented using the Official Fixed Conversion Rate. DaimlerChrysler's consolidated financial statements for 1999 and subsequent years will be presented in euros.

Exchange Rate Exposure

    TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the dollar and other major world currencies. The Group's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Passenger Cars Mercedes-Benz, smart division and the Aerospace segment. In the Passenger Cars Mercedes-Benz, smart division, revenues are denominated in the currencies of the countries in which cars are sold but manufacturing costs are denominated primarily in euros. Similarly, Aerospace revenues resulting from the sale of aircraft and other aerospace related products are principally denominated in dollars due to the requirements of the marketplace but the products are manufactured almost exclusively in Germany. An additional risk element associated with the operations of the Aerospace division is that the sale contracts for its products, especially aircraft, are generally made well in advance of the production and delivery of the products. The Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra division is also subject to transaction risk, although -- because of its global production network -- to a lesser degree. Since the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge segment generates the vast majority of its revenues and costs in dollars, the transaction risk of this segment is relatively low.

    Cash inflows and outflows of a division are netted if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to transaction risk. In order to provide a natural hedge against the remaining transaction risk exposure, DaimlerChrysler attempts to increase cash outflows in the same currencies in which it has a net excess inflow, where possible and appropriate. This is mainly achieved through increased procurement in foreign currencies and by increasing production in those countries which are primary markets for the Group's products. DaimlerChrysler also expects to benefit from additional natural hedging potential created by the business combination of Chrysler and Daimler-Benz. For example, dollar exposure of the Passenger Cars Mercedes-Benz, smart and Aerospace divisions may find further offsets in the euro exposure of the Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge division.

    In order to mitigate further the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its remaining exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing the Group's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle businesses and one for Aerospace, is comprised of senior managers from each of the respective businesses as well as from the Finance Department of DaimlerChrysler AG. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by the Corporate Treasury Department. DaimlerChrysler's Board of Management is regularly informed of the decisions of the Currency Committee as well as the actions of Corporate Treasury. Corporate Treasury is responsible for assessing, consolidating and managing foreign currency exposures through transactions with international financial institutions. In addition to the currency exposure inherent in the Group's operational business, exchange rate fluctuations can also affect the conversion into euros of profits of subsidiaries located outside the European Union member states which adopted the euro as their common currency.

    The principal derivative financial instruments used by the Group to cover foreign currency exposures are forward foreign exchange contracts and currency options. The maturity dates of forward contracts are established according to the anticipated cash flows of the Group. The policy of the Group is to use a mixture of each instrument depending upon the Group's view of market conditions which is based on fundamental and technical analyses. At December 31, 1998 and 1997 the Group had entered into forward foreign exchange contracts and currency options with a nominal value of [EURO] 28.2 billion and [EURO] 22.9 billion, respectively. The currencies in which the Group's derivative financial instruments are denominated are in parallel with the currencies in which it is subject to transaction risk. See Note 29 to the Consolidated Financial Statements.

    In 1997, the Group changed its policy for hedging transactions and began designating certain derivative financial instruments as hedges of foreign currency denominated assets, liabilities and firm commitments. To the extent a derivative financial instrument is designated as hedging a committed foreign currency transaction, unrealized gains and losses are deferred and recognized concurrently with the effect of the underlying business transaction. To the extent applicable accounting requirements do not permit hedge accounting, the Group marks the derivative financial instruments to market which results in unrealized gains and losses on financial instruments being recognized at each reporting date. See Note 29 to the Consolidated Financial Statements for further information with respect to the Group's foreign currency and financial instruments accounting policies.

    During 1998 the Group's aggregate direct transaction risk was approximately [EURO] 15.9 billion which consisted primarily of dollars ([EURO] 5.8 billion), British Pounds ([EURO] 2.4 billion) and Japanese Yen ([EURO] 1.0 billion). In 1999 and future years the Group will no longer be exposed to transaction risk in the currencies of those member states of the European Union that adopted the euro as their common currency. The 1998 transaction risk arising from these currencies was [EURO] 4.4 billion. As a result of significantly higher revenues in 1998 the Group's net transaction risk increased in 1998 by 18% compared to 1997. Although DaimlerChrysler was able to benefit to some degree from the approximately 2% increase of the average exchange rates of the dollar and the British Pound, the smoothing effect of hedging activities undertaken in prior years diluted these benefits to some extent. The average exchange rate of the Japanese Yen decreased by approximately 6%. The negative effect of this development on the Group's results was more than offset by hedging activities undertaken in prior years, as the Group's hedging rate exceeded the average exchange rate by a large margin.

    The effective exchange rates for the major world currencies achieved for the Group through hedging transactions in contrast to the pure unhedged market average rates for these currencies in 1998 and 1997, respectively, were as follows:

                                                               1998                                          1997
                                        --------------------------------------------------  ---------------------------------------
                                                          %         Market          %                          %          Market
Currency                                Effective(1)  Change(2)   Average(3)    Change(2)   Effective(1)   Change(2)    Average(3)
--------------------------------------  -----------  -----------  -----------  -----------  -----------  -------------  -----------
                                                                          (DM per currency unit)
U.S. Dollar...........................        1.68          2.4         1.76          1.7         1.64           7.7          1.73
British Pound.........................        2.73         11.0         2.91          2.5         2.46           8.8          2.84
Japanese Yen (JPY 100)................        1.70          6.3         1.35         (6.3)        1.60           0.6          1.44
French Franc (FF 100).................       29.96          2.2        29.83          0.4        29.32           1.6         29.71
Italian Lira (ITL 1,000)..............        0.99          2.1         1.01         (1.0)        0.97           5.4          1.02


                                             %
Currency                                 Change(2)
--------------------------------------  -----------

U.S. Dollar...........................        15.3
British Pound.........................        20.9
Japanese Yen (JPY 100)................         4.3
French Franc (FF 100).................         1.0
Italian Lira (ITL 1,000)..............         4.1

------------------------

(1) The effective rates shown represent the average of all hedging transactions for each specific currency which matured during the year shown including all hedging effects such as swap prices and the net premium revenue and expense resulting from option transactions.

(2) The percentage change shown is in comparison to the figure shown in the comparable column in the prior year, except that percentage changes for 1997 are as compared to the 1996 figures which are not shown.

(3) The rates for the foreign currencies shown are calculated based on the official rates fixed at the Frankfurt Currency Exchange (FRANKFURTER DEVISENBOERSE).

    EXCHANGE RATE SENSITIVITY

    Because the Group enters into foreign exchange transactions for a significant portion of its contracted and forecasted foreign exchange exposures, a significant increase or decrease in the exchange rate of the euro relative to other major world currencies should not, in the short term, materially affect the Group's cash flows. Over time, however, to the extent that such exchange rate movements are unable to be reflected in the pricing of the Group's products in local currency they could materially affect the Group's cash flows. In general, appreciation of the euro in relation to another currency has an adverse effect on the Group's reported revenues and results, and depreciation of the euro has a positive effect. The tables below provide information about the effect on the Group's pre-tax cash flow of a 10% appreciation of the euro against foreign currencies. The figures shown in the tables were calculated as of December 31, 1998.

                                                                                                          Japanese
                                                                               Canadian       British        Yen
1999                                                           U.S. Dollar      Dollars        Pound      (JPY 100)    Others(1)
------------------------------------------------------------  -------------  -------------  -----------  -----------  -----------
                                                                                ([EURO] equivalent in billions)
ESTIMATES OF:
Gross Amount of Foreign Currency Exposure...................         11.5            5.5           3.1          1.8          2.1
Gross Amount of Foreign Currency Netting....................         (4.3)          (5.7)         (0.2)        (0.6)        (0.4)
Net Transaction Exposure in Foreign Currency................          7.2           (0.2)          2.9          1.2          1.7
Loss from a 10% Appreciation of the Euro After Hedging
  Activities(2, 3)
    Status as of December 31, 1997..........................         0.37             --          0.11         0.13         0.15
    Status as of December 31, 1998..........................         0.11             --          0.05           --         0.03


1999                                                            Total
------------------------------------------------------------  ---------

ESTIMATES OF:
Gross Amount of Foreign Currency Exposure...................       24.0
Gross Amount of Foreign Currency Netting....................      (11.2)
Net Transaction Exposure in Foreign Currency................       12.8
Loss from a 10% Appreciation of the Euro After Hedging
  Activities(2, 3)
    Status as of December 31, 1997..........................       0.76
    Status as of December 31, 1998..........................       0.19

                                                                                                           Japanese
                                                                                Canadian       British        Yen
2000                                                            U.S. Dollar      Dollars        Pound      (JPY 100)    Others(1)
-------------------------------------------------------------  -------------  -------------  -----------  -----------  -----------
                                                                                 ([EURO] equivalent in billions)
ESTIMATES OF:
Gross Amount of Foreign Currency Exposure....................         11.6            5.7           3.3          1.7          3.4
Gross Amount of Foreign Currency Netting.....................         (6.0)          (5.9)         (0.3)        (0.3)        (1.3)
Net Transaction Exposure in Foreign Currency.................          5.6           (0.2)          3.0          1.4          2.1
Loss from a 10% Appreciation of the Euro After Hedging
  Activities(2, 3)
    Status as of December 31, 1998...........................         0.24             --          0.13         0.06         0.16


2000                                                             Total
-------------------------------------------------------------  ---------

ESTIMATES OF:
Gross Amount of Foreign Currency Exposure....................       25.7
Gross Amount of Foreign Currency Netting.....................      (13.8)
Net Transaction Exposure in Foreign Currency.................       11.9
Loss from a 10% Appreciation of the Euro After Hedging
  Activities(2, 3)
    Status as of December 31, 1998...........................       0.59

------------------------

(1) Following the introduction of the euro on January 1, 1999, the Group's exposure to transaction risk in respect of currencies of participating European member states has been eliminated. As a consequence, this category no longer includes net exposure of the Group in those currencies. In 1998 the Group's net exposure in those currencies was approximately [EURO] 4.4 billion.

(2) Sensitivity is calculated based on net transaction exposure after consideration of the Group's derivative financial instruments entered into to offset such foreign currency exposure.

(3) In certain prior years, the mark fluctuated by more than 10% against some of the currencies presented in the tables above. Anticipated losses from a more than 10% appreciation of the euro against those currencies would increase proportionately.

                           --------------------------

    The relatively lower sensitivity shown for 1999 is explained by the Group's policy to hedge relatively larger portions of short-term anticipated revenues. As a general rule, the longer the expected revenues extend into the future, the larger is the unhedged portion of such revenues. Derivative financial instruments with maturity dates after 2000 are not material to the Group. In addition, the transition to the euro and to fixed exchange rates among national currencies of participating European Union member states has eliminated currency risk exposure in relation to those currencies. Similarly, the euro has obviated the need for exchange transactions in those currencies. This should lead to a reduction in the cost of hedging activities since there will be no exchange rate exposure among the participating member states.

    EFFECTS OF CURRENCY TRANSLATION

    Many subsidiaries of DaimlerChrysler are located outside the group of European Union member states that adopted the euro as their common currency. Since the Group's financial reporting currency is now the euro, the income statements of these subsidiaries are translated into euros for inclusion of the results of these subsidiaries in the DaimlerChrysler consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euros of both revenue and operating income denominated in that currency. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not affect the Group's local currency cash flows. See Notes 16, 17 and 23 to the Consolidated Financial Statements.

    DaimlerChrysler has significant assets, liabilities and operations outside of the European Union member states participating in the euro which are denominated in local currencies, most importantly DaimlerChrysler Corporation and the financial services companies. Although the long-term currency risk inherent in these investments is subject to continuing assessment and evaluation, foreign exchange transactions addressing this type of risk are generally undertaken only in circumstances in which the Group is considering withdrawal from a specific venture and the repatriation of the funds generated by such withdrawal. However, effects from currency fluctuations on the translation of net asset amounts into euros will be reflected in Group's equity position.

Interest Rate Exposure

    DaimlerChrysler holds a variety of interest rate sensitive financial instruments to manage the liquidity and cash needs of its day-to-day operations. The Group actively manages its interest rate exposure through risk management and controlling functions which have a reporting line independent from Corporate Treasury. In order to quantify the risk exposure of the Group on a continuous basis, DaimlerChrysler employs value-at-risk calculation methods generally used in the financial services and banking industries with respect to certain of its portfolios. Several types of derivative financial instruments are used to manage the risks arising from changes in interest rates.

    The tables below provide information about the Group's principal financial instruments, including derivative financial instruments, that are sensitive to changes in interest rates. For primary financial instruments and swaps, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For other derivative financial instruments, the tables present notional amounts as of December 31, 1997 and December 31, 1998, respectively, and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in euro equivalents, which is now the Group's reporting currency.

December 31, 1997

                                                     1998       1999       2000       2001       2002     Thereafter     Total
                                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                                          ([EURO] equivalent in millions)
Primary Financial Instruments
CASH FLOWS:
  Assets:
    Receivables from financial services..........     10,426      5,190      3,977      2,019      1,074       2,814      25,500
      Weighted average interest rate (%).........       8.79       8.85       8.96       9.06       9.27        9.82
    Retained interest in sold receivables........        795      1,122      1,116        713         74          --       3,820
      Weighted average interest rate (%).........       9.13       9.13       9.13       9.13       9.13          --
    Fixed interest rate securities...............      3,296        692        848        810        492         447       6,586
      Weighted average interest rate (%).........       7.41       6.34       6.17       5.93       5.95        6.13
    Floating rate notes..........................        224          7         25         15         57          82         409
      Weighted average interest rate (%).........       4.50       4.75       4.75       4.57       4.46        4.25
    Debt based funds.............................
  Liabilities:
    Fixed rate obligations.......................      6,754      4,027      3,750      1,929      1,376      10,676      28,511
      Weighted average interest rate (%).........       6.29       6.31       6.27       6.29       6.23        7.37
    Variable rate obligations....................      9,118        985        520         82        186       1,557      12,447
      Weighted average interest rate (%).........       5.58       7.13       8.54      10.58      10.79       11.99

Derivative Financial Instruments
CASH FLOWS:
  Swaps:
    Receiver swaps (variable to fix).............         41         46         14          6          2          15         123
      Weighted average pay rate (%)..............       5.45       5.56       6.10       5.76       5.89        6.01
      Weighted average receive rate (%)..........       5.93       6.04       6.46       6.16       6.21        6.31
    Payer swaps (fix to variable)................        (43)        47         (7)        (2)       (16)          2         (19)
      Weighted average pay rate (%)..............       5.66       5.60       5.91       6.05       6.23        6.99
      Weighted average receive rate (%)..........       5.41       5.63       5.91       6.02       4.77        7.23
NOTIONAL AMOUNTS (as of December 31, 1997):
  Forward rate agreements:
    Buy..........................................                                                                            190
      Weighted average interest rate (%).........                                                                           4.55
    Sell.........................................                                                                          1,457
      Weighted average interest rate (%).........                                                                           4.06
  Caps:
    Buy..........................................                                                                          2,621
      Weighted average interest cap (%)..........                                                                           5.76
    Sell.........................................                                                                          5,289
      Weighted average interest cap (%)..........                                                                           7.45
  Floors:
    Buy..........................................                                                                            211
      Weighted average interest floor (%)........                                                                           4.83
    Sell.........................................                                                                          1,941
      Weighted average interest floor (%)........                                                                           4.01

                                                     Fair
                                                     Value
                                                   ---------
Primary Financial Instruments
CASH FLOWS:
  Assets:
    Receivables from financial services..........     21,249
      Weighted average interest rate (%).........
    Retained interest in sold receivables........      3,200
      Weighted average interest rate (%).........
    Fixed interest rate securities...............      6,242
      Weighted average interest rate (%).........
    Floating rate notes..........................        366
      Weighted average interest rate (%).........
    Debt based funds.............................      3,752
  Liabilities:
    Fixed rate obligations.......................     20,536
      Weighted average interest rate (%).........
    Variable rate obligations....................     11,226
      Weighted average interest rate (%).........
Derivative Financial Instruments
CASH FLOWS:
  Swaps:
    Receiver swaps (variable to fix).............         (3)
      Weighted average pay rate (%)..............
      Weighted average receive rate (%)..........
    Payer swaps (fix to variable)................       (127)
      Weighted average pay rate (%)..............
      Weighted average receive rate (%)..........
NOTIONAL AMOUNTS (as of December 31, 1997):
  Forward rate agreements:
    Buy..........................................         --
      Weighted average interest rate (%).........
    Sell.........................................          1
      Weighted average interest rate (%).........
  Caps:
    Buy..........................................          9
      Weighted average interest cap (%)..........
    Sell.........................................         (4)
      Weighted average interest cap (%)..........
  Floors:
    Buy..........................................          1
      Weighted average interest floor (%)........
    Sell.........................................        (15)
      Weighted average interest floor (%)........

December 31, 1998

                                                     1999       2000       2001       2002       2003     Thereafter     Total
                                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                                                          ([EURO] equivalent in millions)
Primary Financial Instruments
CASH FLOWS:
  Assets:
    Receivables from financial services..........     14,018      5,591      4,246      2,073      1,114       3,078      30,120
      Weighted average interest rate (%).........       8.01       7.97       8.16       8.68       8.76        9.41
    Retained interest in sold receivables........        737        878        857        802        210          --       3,486
      Weighted average interest rate (%).........       9.10       9.10       9.10       9.10       9.10          --
    Fixed interest rate securities...............      4,371        607        488        470      1,029         926       7,892
      Weighted average interest rate (%).........       6.20       5.98       5.97       6.09       5.75        5.63
    Floating rate notes..........................         14         57         27         24         31           9         162
      Weighted average interest rate (%).........       4.83       4.92       5.42       5.87       6.30       10.01
    Debt based funds.............................
  Liabilities:
    Fixed rate obligations.......................      7,620      4,746      3,566      2,049        851      10,955      29,787
      Weighted average interest rate (%).........       6.02       5.86       5.89       6.13       6.30        7.34
    Variable rate obligations....................     12,001      1,387      1,002        824      1,269       1,083      17,566
      Weighted average interest rate (%).........       5.18       5.48       5.58       5.66       5.79       10.19

Derivative Financial Instruments
CASH FLOWS:
  Swaps:
    Receiver swaps (variable to fix).............         42         21          2         (2)         1          (4)         60
      Weighted average pay rate (%)..............       4.24       4.58       4.97       5.43       5.55       11.24
      Weighted average receive rate (%)..........       5.37       5.37       5.10       5.24       5.83        9.86
    Payer swaps (fix to variable)................        (85)       (60)       (27)       (22)       (17)        (46)       (257)
      Weighted average pay rate (%)..............       5.70       5.77       5.73       5.76       5.72        5.82
      Weighted average receive rate (%)..........       4.74       4.74       4.77       4.80       4.82        4.59
NOTIONAL AMOUNTS (as of December 31, 1998):
  Forward rate agreements:
    Buy..........................................                                                                            451
      Weighted average interest rate (%).........                                                                           4.69
    Sell.........................................                                                                          1,825
      Weighted average interest rate (%).........                                                                           3.93
  Caps:
    Buy..........................................                                                                          1,982
      Weighted average interest cap (%)..........                                                                           5.85
    Sell.........................................                                                                          6,063
      Weighted average interest cap (%)..........                                                                           6.91
  Floors:
    Buy..........................................                                                                             --
      Weighted average interest floor (%)........                                                                             --
    Sell.........................................                                                                            542
      Weighted average interest floor (%)........                                                                           4.48

                                                     Fair
                                                     Value
                                                   ---------
Primary Financial Instruments
CASH FLOWS:
  Assets:
    Receivables from financial services..........     26,142
      Weighted average interest rate (%).........
    Retained interest in sold receivables........      2,879
      Weighted average interest rate (%).........
    Fixed interest rate securities...............      7,297
      Weighted average interest rate (%).........
    Floating rate notes..........................        138
      Weighted average interest rate (%).........
    Debt based funds.............................      4,654
  Liabilities:
    Fixed rate obligations.......................     20,660
      Weighted average interest rate (%).........
    Variable rate obligations....................     16,335
      Weighted average interest rate (%).........
Derivative Financial Instruments
CASH FLOWS:
  Swaps:
    Receiver swaps (variable to fix).............        103
      Weighted average pay rate (%)..............
      Weighted average receive rate (%)..........
    Payer swaps (fix to variable)................       (192)
      Weighted average pay rate (%)..............
      Weighted average receive rate (%)..........
NOTIONAL AMOUNTS (as of December 31, 1998):
  Forward rate agreements:
    Buy..........................................         (1)
      Weighted average interest rate (%).........
    Sell.........................................          7
      Weighted average interest rate (%).........
  Caps:
    Buy..........................................          6
      Weighted average interest cap (%)..........
    Sell.........................................        (15)
      Weighted average interest cap (%)..........
  Floors:
    Buy..........................................         --
      Weighted average interest floor (%)........
    Sell.........................................        (13)
      Weighted average interest floor (%)........

    The information shown in the tables above does not include financial instruments in currencies of highly-inflationary economies. The amounts of financial instruments denominated in those currencies are not material to the Group.

Item 10. Directors and Officers of Registrant.

    In accordance with the German Stock Corporation Law (AKTIENGESETZ), DaimlerChrysler AG has a Supervisory Board (AUFSICHTSRAT) and a Board of Management (VORSTAND). The two Boards are separate and no individual may simultaneously be a member of both Boards. The following information is included in respect of all members of DaimlerChrysler AG's Supervisory Board and its Board of Management.

Supervisory Board

    Under the German Stock Corporation Law, the German Co-determination Law (MITBESTIMMUNGSGESETZ) and the Memorandum and Articles of Association of DaimlerChrysler AG, the Supervisory Board of DaimlerChrysler AG consists of twenty members. The stockholders elect ten members at the annual general meeting and the employees elect the remaining ten members. All current stockholder representatives on the Supervisory Board were elected in 1998 in connection with the business combination of Chrysler and Daimler-Benz. The current employee representatives were appointed by a court pursuant to Section 104 of the German Stock Corporation Law.

    Any member elected by the stockholders in a general meeting may be removed by a majority of the votes cast by the stockholders in a general meeting. Any member of the Supervisory Board elected by the employees may be removed by three-quarters of the votes cast by the relevant class of employees. Under normal circumstances the Supervisory Board acts by simple majority vote and the Chairman, who is always a representative of the stockholders, has the deciding vote in case of any deadlock.

    The principal function of the Supervisory Board is to appoint and to supervise the Board of Management and to approve the mid-term planning and certain matters which are not in the ordinary course of business and are of fundamental importance to DaimlerChrysler. There is no compulsory retirement age for members of the Supervisory Board. The term of a Supervisory Board member expires at the end of the general meeting of stockholders in which the stockholders discharge Supervisory Board members for the fourth fiscal year following the year in which such member was elected. The stockholders of DaimlerChrysler AG will be asked to affirm the election of the current stockholder representatives on the Supervisory Board at the annual general meeting to be held on May 18, 1999.

    The incumbent members of the Supervisory Board of DaimlerChrysler AG, their respective ages as of March 31, 1999, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board are as follows:

                                                                                                           Year First
                                                                                                            Elected/
Name                                     Age      Principal Occupation                                     Appointed
-----------------------------------      ---      -----------------------------------------------------  --------------
Hilmar Kopper                                64   Chairman of the Supervisory Board of Deutsche Bank AG  1998 (1990(2))
  Chairman
Karl Feuerstein(1)                           58   Retired Chairman of the Corporate Works Council,       1998 (1990(2))
  Deputy Chairman                                   DaimlerChrysler Group and the Central Works
                                                    Council, DaimlerChrysler AG
Robert E. Allen                              64   Retired Chairman of the Board and Chief Executive      1998 (1994(3))
                                                    Officer of AT&T
Willi Boehm(1)                               59   Senior Manager, Wage Office, Woerth Plant,             1998 (1993(2))
                                                    DaimlerChrysler AG
Sir John P. Browne                           51   Chief Executive Officer of BP Amoco p.l.c.             1998 (1998(2))
Manfred Goebels(1)                           57   Chairman of the Senior Managers' Committee,            1998 (1993(2))
                                                    DaimlerChrysler Group
Erich Klemm(1)                               44   Chairman of the Central Works Council,                 1998 (1988(2))
                                                    DaimlerChrysler AG
Rudolf Kuda(1)                               58   Head of Department, Executive Council, German          1998 (1978(2))
                                                    Metalworkers' Union
Robert J. Lanigan                            70   Chairman Emeritus of Owens-Illinois, Inc.              1998 (1984(3))
Helmut Lense(1)                              47   Chairman of the Works Council, Untertuerkheim Plant,   1998 (1993(2))
                                                    DaimlerChrysler AG
Peter A. Magowan                             56   Retired Chairman of the Board of Safeway, Inc.;        1998 (1986(3))
                                                    President and Managing General Partner of San
                                                    Francisco Giants
Herbert Schiller(1)                          44   Chairman of the Corporate Works Council,               1998 (1996(2))
                                                    DaimlerChrysler Services (debis) AG
Dr. rer. pol. Manfred Schneider              60   Chairman of the Board of Management of Bayer AG        1998 (1993(2))
Peter Schoenfelder(1)                        49   Member of the Works Council, Augsburg Plant,           1998 (1990(2))
                                                    DaimlerChrysler Aerospace AG
G. Richard Thoman                            54   President and Chief Operating Officer of Xerox         1998 (1998(3))
                                                    Corporation
Bernhard Walter                              57   Chairman of the Board of Managing Directors of         1998 (1998(2))
                                                    Dresdner Bank AG
Lynton R. Wilson                             58   Chairman of the Board of BCE Inc.                      1998 (1994(3))
Dr.-Ing. Mark Woessner                       60   Chairman of the Supervisory Board of Bertelsmann AG    1998 (1998(2))
Bernhard Wurl(1)                             54   Head of Department, Executive Council, German          1998 (1979(2))
                                                    Metalworkers' Union
Stephen P. Yokich(1)                         63   President of International Union United Automotive,    1998
                                                    Aerospace, and Agricultural Implement Workers of
                                                    America (UAW)

------------------------

(1) Representative of the employees.

(2) Year first elected to the Supervisory Board of Daimler-Benz AG.

(3) Year first elected to the Board of Directors of Chrysler Corporation.

Board of Management

    The number of members of the Board of Management is determined by the Supervisory Board, the minimum being two. Pursuant to the Memorandum and Articles of Association of DaimlerChrysler AG, any two members of the Board of Management or one member of the Board of Management and the holder of a procuration (a special power of attorney) or two holders of a procuration may bind DaimlerChrysler AG. Each member of the Board of Management is appointed by the Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in a general meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of such term. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and DaimlerChrysler AG and he is under a duty to disclose a material interest in all matters relating to proposals, arrangements or contracts between DaimlerChrysler AG and third parties. The normal retirement age for members of the Board of Management is 65 although it is possible for a member of the Board of Management to continue in office beyond this age with the approval of the Supervisory Board.

    The current members of the Board of Management, their respective ages as of March 31, 1999, their areas of responsibility, the year in which they were appointed and the years in which their terms expire, respectively, are as follows:

                                                                                                                   Year
                                                                                                     Year          Term
Name                                          Age      Area of Responsibility                     Appointed       Expires
----------------------------------------      ---      ---------------------------------------  --------------  -----------
Juergen E. Schrempp                               54   Chairman                                 1998 (1987(1))        2003
Robert J. Eaton                                   59   Chairman                                 1998 (1992(2))        2001
Dr. rer. pol. Manfred Bischoff                    56   Aerospace & Industrial Non-Automotive    1998 (1995(1))        2003
Dr. rer. pol. Eckhard Cordes                      48   Corporate Development & IT-Management    1998 (1996(1))        2003
                                                         (including responsibility for
                                                         MTU/Diesel Engines and Automotive
                                                         Electronics)
Theodor R. Cunningham                             52   Sales and Marketing Latin America (all   1998 (1987(2))        2003
                                                         automotive brands) and Chrysler Truck
                                                         Operations
Thomas C. Gale                                    55   Product Strategy, Design and Passenger   1998 (1985(2))        2003
                                                         Car Operations Chrysler, Plymouth,
                                                         Jeep, Dodge
Dr. jur. Manfred Gentz                            57   Finance and Controlling                  1998 (1983(1))        2003
James P. Holden                                   47   Brand Management Chrysler, Plymouth,     1998 (1993(2))        2003
                                                         Jeep and Dodge & Sales and Marketing
                                                         North America (all automotive brands)
                                                         & Minivan Operations
Prof. Juergen Hubbert                             59   Passenger Cars Mercedes-Benz, smart      1998 (1997(1))        2003
Dr. phil. Kurt J. Lauk                            52   Commercial Vehicles & Brand Management   1998 (1997(1))        2003
                                                         Commercial Vehicles
Dr. jur. Klaus Mangold                            55   Services                                 1998 (1995(1))        2003
Thomas W. Sidlik                                  49   Procurement & Supply for the Chrysler,   1998 (1992(2))        2003
                                                         Plymouth, Jeep and Dodge brands &
                                                         Jeep Operations
Thomas T. Stallkamp                               52   Passenger Cars and Trucks Chrysler,      1998 (1990(2))        2003
                                                         Plymouth, Jeep, Dodge
Heiner Tropitzsch                                 56   Human Resources & Labor Relations        1998 (1997(1))        2003
                                                         Director
Gary C. Valade                                    56   Global Procurement and Supply            1998 (1990(2))        2003
Prof. Klaus-Dieter Voehringer                     57   Research and Technology                  1998 (1997(1))        2003
Dr.-Ing. Dieter Zetsche                           45   Brand Management Mercedes-Benz, smart &  1998 (1997(1))        2003
                                                         Sales and Marketing Europe, Asia,
                                                         Africa, Australia/ Pacific (all
                                                         automotive brands)

------------------------

(1) Year first appointed to the Board of Management of Daimler-Benz AG.

(2) Year first appointed as an officer of Chrysler Corporation.

Item 11. Compensation of Directors and Officers.

    The aggregate amount of compensation paid by the DaimlerChrysler Group during the year ended December 31, 1998 to all members of the Supervisory Board and the Board of Management, as a group, was [EURO] 43 million. This amount includes compensation payments by DaimlerChrysler Corporation (formerly Chrysler) made to persons in that group. This amount does not include one-time payments caused by the Daimler-Benz/Chrysler business combination to officers and directors of Chrysler upon closing of the transaction. Some of those directors and officers are now members of either the Supervisory Board or the Board of Management.

    Prior to the merger of Daimler-Benz AG into DaimlerChrysler AG, several members of the Supervisory Board served as members of the supervisory board of Daimler-Benz AG. A portion of the remuneration paid to those individuals during 1998 was paid in accordance with provisions that were set forth in the articles of association of Daimler-Benz AG and, accordingly, was determined by the amount by which the aggregate dividend exceeded a specified threshold amount. For the year ended December 31, 1998, 68% of the total remuneration paid to Supervisory Board members as a group was paid in respect of this arrangement. Similarly, a portion of the total remuneration paid to members of the Board of Management who prior to the merger of Daimler-Benz AG and DaimlerChrysler AG served as members of the board of management of Daimler-Benz AG was also determined based on the annual dividend. Other members of the Board of Management served as directors and officers of Chrysler Corporation and in that capacity received a portion of their remuneration in 1998 in accordance with performance-based compensation plans of Chrysler, including bonus, performance share and stock option arrangements. For the year ended December 31, 1998, 74% of the total remuneration paid to the members of the Board of Management as a group was paid in respect of these dividend-related and bonus and performance share arrangements.

    The aggregate amount set aside or accrued by the Group during the year ended December 31, 1998 to provide pension, retirement or similar benefits for the members of the Supervisory Board and the Board of Management was [EURO] 24 million.

    Pursuant to resolutions approved by stockholders in 1996 and 1997, Daimler-Benz AG instituted stock option plans for management board members and other executives in 1996, 1997 and 1998. For reasons of German law, the options granted under the three plans took the form of convertible bonds, with the principal amount corresponding to a stated value (or par value equivalent) of the ordinary shares subject to the option -- which was [EURO] 2.56 per ordinary share in all cases and which the optionee paid in cash at the time he or she received the convertible bond (or option). Upon exercise of the option the holder "converts" the bond, pays the balance of the option exercise price in cash and receives the ordinary shares subject to the option. The holder is entitled to receive simple interest on the bond until he or she exercises the bond. Each of the three option plans prohibits exercise of an option unless immediately prior to exercise the market price of the shares is 15% over the price at which the option was granted (on an adjusted basis these exercise thresholds are [EURO] 49.01 per ordinary share for the 1996 plan, [EURO] 75.78 per ordinary share for the 1997 plan and [EURO] 106.15 per ordinary share for the 1998 plan). Options granted under all three plans were permitted to be exercised only during four window periods of three weeks each specified in the plans for each calendar year. Options granted under the 1996 plan were immediately exercisable during any window period. Options granted under the 1997 and 1998 plans are only exercisable after the second anniversary of the option's grant date. All options granted under all three plans expire 10 years from date of grant. After the merger of Daimler-Benz AG into DaimlerChrysler AG options under the three plans have been converted into DaimlerChrysler options using the exchange ratio at which Daimler-Benz ordinary shares were converted into DaimlerChrysler ordinary shares to adjust the number of shares subject to the option and the related exercise and threshold prices. The aggregate borrowing rate of DaimlerChrysler in respect of its outstanding indebtedness is 5.7%. For information concerning outstanding options and option holdings of members of the Board of Management of DaimlerChrysler AG see "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

    DaimlerChrysler plans to institute a stock appreciation rights ("SAR") plan for DaimlerChrysler employees and members of its Board of Management who presently hold options under the 1997 and 1998 stock option plans. Under the new SAR plan holders of convertible bond options pursuant to those plans will be offered the opportunity to exchange their options for SARs with all of the same terms and conditions as the stock option has, except that the holder of the SAR will have the right to receive cash equal to the difference between the option exercise price and the stock price on the date of exercise. All other terms and conditions will be identical to the stock options which are being replaced.

    In connection with the Daimler-Benz/Chrysler business combination, Chrysler established an SAR plan which was designed to replace the stock option plans that had been in effect immediately prior to the combination. Under the plan every outstanding option to purchase shares of common stock of Chrysler Corporation was replaced by an SAR ("Initial SAR") nominally relating to the number of DaimlerChrysler ordinary shares that would have been issued in the combination in exchange for the number of Chrysler shares subject to the option being replaced (using the exchange ratio of .6235 DaimlerChrysler shares for each Chrysler share). The term of the Initial SAR is the same as the original Chrysler option it replaced, and if the option was fully exercisable then the Initial SAR is also fully exercisable. Initial SARs that replace options that were not exercisable will become exercisable in two installments -- 50% on May 12, 1999, and the balance on November 12, 1999. The exercise price at which Initial SARs were granted is $75.56, which was the price per DaimlerChrysler ordinary share at the time of the combination. Upon exercise of an SAR, the holder receives, as a cash payment, the amount by which the market value of a DaimlerChrysler ordinary share on the New York Stock Exchange on the exercise date exceeds the exercise price, multiplied by the number of SARs exercised.

    At the time of the closing of the business combination Initial SARs were granted to approximately 2,000 employees of DaimlerChrysler Corporation. Members of the Board of Management received Initial SARs relating to 4,437,277 ordinary shares.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

    The minority stockholders who own 42.4% of Dornier GmbH, a subsidiary of DaimlerChrysler Aerospace, have the right, exercisable at any time, to exchange their shareholdings in Dornier for holdings of equal value in Daimler-Benz Luft-und Raumfahrt Holding Aktiengesellschaft or DaimlerChrysler AG. If this right were exercised in full, the number of DaimlerChrysler ordinary shares which would be issued would not be material to DaimlerChrysler or the stockholders of DaimlerChrysler AG.

    The following table sets forth, as of March 15, 1999, the aggregate number of new DaimlerChrysler ordinary shares issuable upon conversion of convertible bonds (exercise of outstanding options) under the former Daimler-Benz stock option plans, the number of shares issuable to members of the Board of Management as a group, the adjusted exercise price payable per share and the applicable exercise periods:

                                                  Number of
                                          DaimlerChrysler Ordinary
                                              Shares Subject to
                                              Conversion as of                       Adjusted
                                               March 15, 1999                    Conversion Price
                                          -------------------------                    per
                                                         Board of     Exercise   DaimlerChrysler      Exercise
                                           Aggregate    Management   Threshold    Ordinary Share       Period
                                          -----------  ------------  ----------  ----------------  --------------
Daimler-Benz Stock Option Plan (1996)...       63,315        4,020   [EURO]       [EURO] 42.62     July 19, 1996
                                                                      49.01                           through
                                                                                                   July 12, 2006
1997 Stock Option Plan..................    7,247,658      241,200   [EURO]       [EURO] 65.90     July 26, 1999
                                                                      75.78                           through
                                                                                                   July 16, 2007
1998 Stock Option Plan..................    8,086,431      241,200   [EURO]       [EURO] 92.30     July 24, 2000
                                                                     106.15                           through
                                                                                                   July 17, 2008

    Following the annual general meeting of stockholders of Daimler-Benz in May 1997, a stockholder commenced a legal action in the Stuttgart District Court (LANDGERICHT STUTTGART) challenging the validity of the stockholder authorization for the 1997 Stock Option Plan. Although Daimler-Benz did not institute the 1998 Stock Option Plan until the following year, this lawsuit also constituted a challenge to the authorization for that plan as well. Following two court decisions in favor of Daimler-Benz on the merits, the case was settled in March 1999. DaimlerChrysler plans to institute an SAR plan for DaimlerChrysler employees and members of its Board of Management currently holding options under the 1997 and 1998 plans and to offer each holder the opportunity to substitute an SAR in exchange for each option currently held. All terms and conditions will be identical to the stock options which are being replaced, except that the holder of the SAR will have the right to receive cash equal to the difference between the option exercise price and the stock price on the date of exercise. See also "Item 11. Compensation of Directors and Officers."

    In 1996, DaimlerChrysler Luxembourg Capital S.A., formerly known as Daimler-Benz Capital (Luxembourg) AG, a DaimlerChrysler subsidiary, issued
4 1/8% bearer notes with appertaining warrants due July 5, 2003 with a nominal amount of DM 1,000 per note. Each note has warrants attached that originally entitled the noteholder to receive 10.254 Daimler-Benz ordinary shares, consisting partially of shares already issued and partially of newly issued shares. In accordance with Section 23 of the German Transformation Act (UMWANDLUNGSGESETZ) these warrants are now DaimlerChrysler AG warrants which entitle the noteholder to receive 10.30527 DaimlerChrysler ordinary shares. As of March 15, 1999, there were outstanding warrants for approximately 2.1 million new DaimlerChrysler ordinary shares.

    In 1997 Daimler-Benz AG issued 5 3/4% subordinated mandatory convertible notes due June 14, 2002 convertible into newly issued Daimler-Benz ordinary shares on or before June 4, 2002. In accordance with Section 23 of the German Transformation Act these notes, including notes represented by American Depositary Notes and DM Book Entry Securities, are now notes of DaimlerChrysler AG, convertible into DaimlerChrysler ordinary shares. If they are not converted by June 4, 2002, the notes will be mandatorily converted into DaimlerChrysler ordinary shares at a conversion rate to be determined on the basis of the average official quotation for the shares on the Frankfurt Stock Exchange during a specified window period. As of March 15, 1999, the maximum number of ordinary shares that would be issued upon exercise of all outstanding conversion rights was approximately 9.5 million.

    Pursuant to the Memorandum and Articles of Association of DaimlerChrysler AG, the Board of Management is empowered, subject to the prior approval of the Supervisory Board, (a) until April 30, 2003, to issue new ordinary shares for cash up to an aggregate nominal amount of [EURO] 256 million (100 million ordinary shares), with the authorization to exclude the preemptive rights of the DaimlerChrysler stockholders only (1) to the extent that residual amounts are to be offset, (2) to the extent it is necessary to extend preemptive rights to warrant or convertible bond or note holders after exercise of warrant or conversion rights or after fulfillment of conversion obligations, or (3) when the German Stock Corporation Law so permits; and (b) until April 30, 2003, to increase the capital of the Company for use in its employee share purchase program up to an aggregate nominal amount of [EURO] 25.6 million (10 million ordinary shares), with the exclusion of the preemptive rights of existing stockholders of DaimlerChrysler. At March 15, 1999, the full amount of unissued share capital remained available from these authorities.

    Under the Memorandum and Articles of Association, DaimlerChrysler and its wholly owned subsidiaries are also authorized, until April 30, 2003, to issue or guarantee convertible bonds or bonds with warrants. The Articles of Association provide that the capital of DaimlerChrysler shall be conditionally increased up to an aggregate nominal amount of [EURO] 102.3 million for future issuance of ordinary shares in satisfaction of options or conversion privileges resulting from the bond authorization. At March 15, 1999, the full amount of the [EURO]
102.3 million conditional share capital remained available for future issuance of up to an aggregate of 40 million ordinary shares.

    See also Note 20 to the Consolidated Financial Statements.

Item 13. Interest of Management in Certain Transactions.

    Not applicable.

                                    PART II

Item 14. Description of Securities to be Registered.

    Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

    None.

Item 16. Changes in Securities and Changes in Security for Registered
  Securities.

    None.

                                    PART IV

Item 17. Financial Statements.

    Not applicable.

Item 18. Financial Statements.

    See pages F-1 through F-53 and page S-1, incorporated herein by reference.

Item 19. Financial Statements and Exhibits.

    (a) The following consolidated financial statements and related schedule, together with the reports of KPMG Deutsche Treuhand-Gesellschaft AG thereon, are filed as part of this Annual Report:

                                                                                                                Page
                                                                                                                -----
Index to Consolidated Financial Statements.................................................................         F-i
Independent Auditors' Report...............................................................................         F-1
Consolidated Financial Statements:
    Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996.................         F-2
    Consolidated Balance Sheets at December 31, 1998 and 1997..............................................         F-3
    Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996.............         F-4
    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1998, 1997
     and 1996..............................................................................................         F-5
    Consolidated Fixed Assets Schedule for the year ended December 31, 1998................................         F-6
    Notes to the Consolidated Financial Statements.........................................................         F-8
Financial Statement Schedule:
    Allowance for Doubtful Accounts........................................................................         S-1

    All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

    (b) Documents filed as exhibits to this Annual Report:

    1.1 Memorandum and Articles of Association (SATZUNG) of DaimlerChrysler AG as amended to date (English translation included).

    2.1 The total amount of long-term debt securities of DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. DaimlerChrysler AG hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of DaimlerChrysler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

    23.1 Independent Auditors' Report on Schedule and Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

    23.2 Independent Auditors' Consent of Deloitte & Touche LLP.

    99.1 Independent Auditors' Report of Deloitte & Touche LLP on the consolidated financial statements of DaimlerChrysler Corporation.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 1999

                                          DAIMLERCHRYSLER AG

                                                By:  /s/ ROBERT J. EATON
                                                     ---------------------------------------
                                                     Robert J. Eaton
                                                     Chairman of the Board of Management

                                                By:  /s/ JUERGEN E. SCHREMPP
                                                     ---------------------------------------
                                                     Juergen E. Schrempp
                                                     Chairman of the Board of Management

                                                By:  /s/ DR. MANFRED GENTZ
                                                     ---------------------------------------
                                                     Dr. Manfred Gentz
                                                     Member of the Board of Management
                                                     Finance and Controlling

                               DAIMLERCHRYSLER AG

                   Index to Consolidated Financial Statements

                                                                                                                Page
                                                                                                               -----

Independent Auditors' Report...............................................................................         F-1

Consolidated Financial Statements:

    Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996.................         F-2

    Consolidated Balance Sheets at December 31, 1998 and 1997..............................................         F-3

    Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996.............         F-4

    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1998, 1997
     and 1996..............................................................................................         F-5

    Consolidated Fixed Assets Schedule for the year ended December 31, 1998................................         F-6

    Notes to the Consolidated Financial Statements.........................................................         F-8

Financial Statement Schedule:

    Allowance for Doubtful Accounts........................................................................         S-1

                          Independent Auditors' Report

    We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of DaimlerChrysler Corporation and consolidated subsidiaries ("DaimlerChrysler Corporation"), a wholly-owned subsidiary of DaimlerChrysler AG, which statements reflect total assets constituting 43 percent and 44 percent at December 31, 1998 and 1997, and total revenues constituting 45 percent, 46 percent and 47 percent for the years ended December 31, 1998, 1997 and 1996, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DaimlerChrysler Corporation, is based solely on the report of the other auditors.

    We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors, provide a reasonable basis for our opinion.

    DaimlerChrysler has accounted for certain joint ventures in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Committee. In our opinion, United States generally accepted accounting principles require that such joint ventures be accounted for using the equity method of accounting. The United States Securities and Exchange Commission has stated that it would not object to DaimlerChrysler's use of the proportionate method of consolidation as supplemented by the disclosures in Note 3.

    In our opinion, based on our audits and the report of the other auditors, except for the use of the proportionate method of accounting, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with United States generally accepted accounting principles.

                                          KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AG

Frankfurt am Main
March 15, 1999

                               DAIMLERCHRYSLER AG
                       Consolidated Statements of Income
                    (in millions, except per share amounts)

                                                                  Consolidated
                                                ------------------------------------------------        Financial Services
                                                            Year ended December 31,                ----------------------------
                                                ------------------------------------------------     Year ended December 31,
                                                   1998                                            ----------------------------
                                          Note   (Note 1)          1998         1997        1996       1998      1997      1996
-------------------------------------------------------------------------------------------------------------------------------
                                                                 [EURO]       [EURO]      [EURO]     [EURO]    [EURO]    [EURO]
Revenues                                  30    $  154,615      131,782      117,572     101,415      7,908     6,545     5,548
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales                              5      (121,692)    (103,721)     (92,953)    (78,995)    (6,157)   (5,075)   (4,347)
-------------------------------------------------------------------------------------------------------------------------------
Gross margin                                        32,923       28,061       24,619      22,420      1,751     1,470     1,201
-------------------------------------------------------------------------------------------------------------------------------
Selling, administrative and other
  expenses                                 5       (19,041)     (16,229)     (15,621)    (13,902)      (921)     (760)     (652)
-------------------------------------------------------------------------------------------------------------------------------
Research and development                            (5,833)      (4,971)      (4,408)     (4,081)        --        --        --
-------------------------------------------------------------------------------------------------------------------------------
Other income                               6         1,425        1,215          957         848        106        82        58
-------------------------------------------------------------------------------------------------------------------------------
Merger costs                               1          (803)        (685)          --          --         --        --        --
-------------------------------------------------------------------------------------------------------------------------------
Income before financial income and
  income taxes                                       8,671        7,391        5,547       5,285        936       792       607
-------------------------------------------------------------------------------------------------------------------------------
Financial income, net                      7           896          763          633         408         23         4        --
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and
  extraordinary item                                 9,567        8,154        6,180       5,693        959       796       607
-------------------------------------------------------------------------------------------------------------------------------
Tax benefit relating to a special
  distribution                                                                 1,487(1)
-------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                  (1,005)(2)
-------------------------------------------------------------------------------------------------------------------------------
Total income taxes                         8        (3,607)      (3,075)         482      (1,547)      (361)     (307)     (234)
-------------------------------------------------------------------------------------------------------------------------------
Minority interest                                     (153)        (130)        (115)         23         (2)       (1)       (2)
-------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                     5,807        4,949        6,547       4,169        596       488       371
-------------------------------------------------------------------------------------------------------------------------------
Extraordinary item: loss on early
  extinguishment of debt, net of taxes     9          (151)        (129)          --        (147)        --        --        --
-------------------------------------------------------------------------------------------------------------------------------
Net income                                           5,656        4,820        6,547(3)     4,022       596       488       371
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share                        31
-------------------------------------------------------------------------------------------------------------------------------
  Basic earnings per share
-------------------------------------------------------------------------------------------------------------------------------
    Income before extraordinary item                  6.05         5.16         6.90        4.24         --        --        --
-------------------------------------------------------------------------------------------------------------------------------
    Extraordinary item                               (0.16)       (0.13)          --       (0.15)        --        --        --
-------------------------------------------------------------------------------------------------------------------------------
    Net income                                        5.89         5.03         6.90(3)      4.09        --        --        --
-------------------------------------------------------------------------------------------------------------------------------
  Diluted earnings per share
-------------------------------------------------------------------------------------------------------------------------------
    Income before extraordinary item                  5.91         5.04         6.78        4.20         --        --        --
-------------------------------------------------------------------------------------------------------------------------------
    Extraordinary item                               (0.16)       (0.13)          --       (0.15)        --        --        --
-------------------------------------------------------------------------------------------------------------------------------
    Net income                                        5.75         4.91         6.78(3)      4.05        --        --        --
-------------------------------------------------------------------------------------------------------------------------------

(1) Reflects the tax benefit relating to a special distribution (see Note 20).

(2) Includes non-recurring tax benefits of [EURO] 1,003 relating to the decrease in valuation allowance as of December 31, 1997, applied to the domestic operations that file a combined tax return.

(3) Excluding non-recurring tax benefits, 1997 net income would have been [EURO] 4,057 and basic and diluted earnings per share would have been [EURO] 4.28 and [EURO] 4.21, respectively.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
    ALL BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                      EXCHANGE RATE AS OF JANUARY 1, 1999.

                               DAIMLERCHRYSLER AG
                          Consolidated Balance Sheets
                                 (in millions)

                                                                                                    Financial Services
                                                                          Consolidated
                                                                ---------------------------------   -------------------
                                                                         At December 31,              At December 31,
                                                                ---------------------------------   -------------------
                                                                  1998
                                                          Note  (Note 1)         1998        1997       1998       1997
-----------------------------------------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------------------------------------
Intangible assets                                         10    $   3,004   [EURO]2,561 [EURO]2,422 [EURO]104  [EURO]51
-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                        10       34,649      29,532      28,558         53         39
-----------------------------------------------------------------------------------------------------------------------
Investments and long-term financial assets                16        3,344       2,851       2,397        632        631
-----------------------------------------------------------------------------------------------------------------------
Equipment on operating leases, net                        11       17,203      14,662      11,092     12,001      9,571
-----------------------------------------------------------------------------------------------------------------------
Fixed assets                                                       58,200      49,606      44,469     12,790     10,292
-----------------------------------------------------------------------------------------------------------------------
Inventories                                               12       13,840      11,796      10,897        654        505
-----------------------------------------------------------------------------------------------------------------------
Trade receivables                                         13        8,922       7,605       7,265        654        761
-----------------------------------------------------------------------------------------------------------------------
Receivables from financial services                       14       31,054      26,468      21,717     26,460     21,658
-----------------------------------------------------------------------------------------------------------------------
Other receivables                                         15       12,642      10,775      11,376(1)    5,936     6,214
-----------------------------------------------------------------------------------------------------------------------
Securities                                                16       14,267      12,160      10,180        597        418
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                 17        7,731       6,589       6,809        681        702
-----------------------------------------------------------------------------------------------------------------------
Current assets                                                     88,456      75,393      68,244     34,982     30,258
-----------------------------------------------------------------------------------------------------------------------
Deferred taxes                                             8        5,885       5,016       5,688         17         14
-----------------------------------------------------------------------------------------------------------------------
Prepaid expenses                                          19        7,197       6,134       6,430        133         71
-----------------------------------------------------------------------------------------------------------------------
Total assets (thereof short-term 1998: [EURO] 57,953;
  1997: [EURO] 54,370)                                            159,738     136,149     124,831     47,922     40,635
-----------------------------------------------------------------------------------------------------------------------

Liabilities and stockholders' equity
-----------------------------------------------------------------------------------------------------------------------
Capital stock                                                   $   3,005   [EURO]  2,561 [EURO]  2,391
-----------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                          8,534       7,274       2,958
-----------------------------------------------------------------------------------------------------------------------
Retained earnings                                                  24,091      20,533      21,892(1)
-----------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                                 (1)         (1)      1,143
-----------------------------------------------------------------------------------------------------------------------
Treasury stock                                                         --          --        (424)
-----------------------------------------------------------------------------------------------------------------------
Preferred stock                                                        --          --           .
-----------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                      20       35,629      30,367      27,960      4,639      4,379
-----------------------------------------------------------------------------------------------------------------------
Minority interests                                                    810         691         782         17         28
-----------------------------------------------------------------------------------------------------------------------
Accrued liabilities                                       22       40,629      34,629      35,787        412        508
-----------------------------------------------------------------------------------------------------------------------
Financial liabilities                                     23       47,436      40,430      34,375     36,810     31,381
-----------------------------------------------------------------------------------------------------------------------
Trade liabilities                                         24       15,074      12,848      12,026        242         90
-----------------------------------------------------------------------------------------------------------------------
Other liabilities                                         25       10,851       9,249       7,912      2,366      1,610
-----------------------------------------------------------------------------------------------------------------------
Liabilities                                                        73,361      62,527      54,313     39,418     33,081
-----------------------------------------------------------------------------------------------------------------------
Deferred taxes                                             8        4,886       4,165       2,502      2,665      2,366
-----------------------------------------------------------------------------------------------------------------------
Deferred income                                           26        4,423       3,770       3,487        771        273
-----------------------------------------------------------------------------------------------------------------------
Total liabilities (thereof short-term 1998: [EURO]
  58,181; 1997: [EURO] 50,918)                                    124,109     105,782      96,871     43,283     36,256
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                        159,738     136,149     124,831     47,922     40,635
-----------------------------------------------------------------------------------------------------------------------

(1) Includes a tax receivable/tax benefit of approximately [EURO] 1.49 billion relating to the special distribution (see Note 20).

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
    ALL BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                      EXCHANGE RATE AS OF JANUARY 1, 1999.

                               DAIMLERCHRYSLER AG

                     Consolidated Statements of Cash Flows

                                 (in millions)

                                                           Consolidated
                                          -----------------------------------------------            Financial Services
                                                                                             -----------------------------------
                                                      Year ended December 31,
                                          -----------------------------------------------          Year ended December 31,
                                            1998                                             -----------------------------------
                                          (Note 1)      1998         1997         1996         1998         1997         1996
--------------------------------------------------------------------------------------------------------------------------------
Net income                                $  5,656    [EURO]4,820  [EURO]6,547  [EURO]4,022  [EURO]596    [EURO]488    [EURO]371
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) applicable to minority
  interests                                    153          130          115          (22)           2            1            2
--------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
--------------------------------------------------------------------------------------------------------------------------------
  Tax benefit relating to a special
    distribution                                --           --       (1,487)          --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------
  Gain on disposals of businesses             (347)        (296)        (569)        (182)          --           --            7
--------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of
    equipment on operating leases            2,314        1,972        1,456        1,159        1,784        1,429        1,215
--------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of fixed
    assets                                   6,287        5,359        4,847        4,233           38           27           23
--------------------------------------------------------------------------------------------------------------------------------
  Change in deferred taxes                   2,298        1,959         (706)         112          399          288           83
--------------------------------------------------------------------------------------------------------------------------------
  Extraordinary item: loss on early
    extinguishment of debt                     151          129           --          147           --           --           --
--------------------------------------------------------------------------------------------------------------------------------
  Change in financial instruments             (224)        (191)         146          200           --           --            2
--------------------------------------------------------------------------------------------------------------------------------
  (Gain) loss on disposal of fixed
    assets/securities                         (432)        (368)        (204)         (65)         (51)          13           --
--------------------------------------------------------------------------------------------------------------------------------
  Change in trading securities                 294          251         (387)        (171)          --           --           --
--------------------------------------------------------------------------------------------------------------------------------
  Change in accrued liabilities              1,665        1,419          840        1,416           44            3           21
--------------------------------------------------------------------------------------------------------------------------------
  Change in current assets and
    liabilities:
--------------------------------------------------------------------------------------------------------------------------------
    - inventories, net                      (1,145)        (976)        (744)        (427)          64         (140)         (49)
--------------------------------------------------------------------------------------------------------------------------------
    - trade receivables                       (807)        (688)        (555)          53          124           23            4
--------------------------------------------------------------------------------------------------------------------------------
    - trade liabilities                      2,144        1,827        1,709          231          159            1          (30)
--------------------------------------------------------------------------------------------------------------------------------
    - other assets and liabilities           1,564        1,334        1,329         (750)       1,107        1,187         (369)
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities       19,571       16,681       12,337        9,956        4,266        3,320        1,280
--------------------------------------------------------------------------------------------------------------------------------
Purchases of fixed assets:
--------------------------------------------------------------------------------------------------------------------------------
-Increase in equipment on operating
  leases                                    (9,733)      (8,296)      (5,914)      (4,045)      (7,238)      (4,889)      (3,458)
--------------------------------------------------------------------------------------------------------------------------------
-Purchases of property, plant and
  equipment                                 (9,568)      (8,155)      (8,051)      (6,721)         (37)         (24)         (12)
--------------------------------------------------------------------------------------------------------------------------------
-Purchases of other fixed assets              (358)        (305)        (264)        (215)         (60)         (38)         (13)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on
  operating leases                           3,466        2,954        2,632        1,730        2,270        1,905        1,794
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets        604          515          576          660           15           21            6
--------------------------------------------------------------------------------------------------------------------------------
Payments for acquisitions of businesses     (1,006)        (857)        (607)        (236)         (43)         (64)         (83)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses          804          685        1,336        1,105            3           --          283
--------------------------------------------------------------------------------------------------------------------------------
Additions to receivables from financial
  services                                 (95,264)     (81,196)     (70,154)     (56,880)     (81,259)     (71,221)     (58,126)
--------------------------------------------------------------------------------------------------------------------------------
Repayments of receivables from financial
  services:
--------------------------------------------------------------------------------------------------------------------------------
  - Finance receivables collected           39,638       33,784       22,257       15,892       33,784       23,114       17,042
--------------------------------------------------------------------------------------------------------------------------------
  - Proceeds from sales of finance
   receivables                              48,046       40,950       44,336       39,474       40,950       44,336       39,474
--------------------------------------------------------------------------------------------------------------------------------
Acquisitions of securities (other than
  trading)                                  (5,418)      (4,617)      (5,190)      (4,024)      (2,602)      (1,701)      (1,475)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of securities (other
  than trading)                              3,208        2,734        3,828        4,649        2,487        1,763        2,382
--------------------------------------------------------------------------------------------------------------------------------
Change in other cash                        (1,926)      (1,641)         685         (134)        (187)        (739)        (656)
--------------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities         (27,507)     (23,445)     (14,530)      (8,745)     (11,917)      (7,537)      (2,842)
--------------------------------------------------------------------------------------------------------------------------------
Change in commercial paper borrowings
  and short-term financial liabilities       2,937        2,503        1,781        2,828        3,639        1,679        1,389
--------------------------------------------------------------------------------------------------------------------------------
Additions to long-term financial
  liabilities                               11,135        9,491        9,057        2,440        9,169        7,037        3,174
--------------------------------------------------------------------------------------------------------------------------------
Repayment of financial liabilities          (4,841)      (4,126)      (4,612)      (5,228)      (5,073)      (3,844)      (3,035)
--------------------------------------------------------------------------------------------------------------------------------
Dividends paid (Financial Services:
  incl. profit transferred from
  subsidiaries)                             (7,572)      (6,454)      (1,267)        (746)        (589)        (491)        (479)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock      4,782        4,076          231          231          515          176          248
--------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                    (198)        (169)      (1,888)      (1,570)          --           --           --
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from special distribution tax
  refund                                     1,744        1,487           --           --           --           --           --
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing
  activities                                 7,987        6,808        3,302       (2,045)       7,661        4,557        1,297
--------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes
  on cash and cash equivalents up to 3
  months                                      (466)        (397)         646          351          (28)          36           24
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents up to 3 months                  (415)        (353)       1,755         (483)         (18)         376         (241)
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents (up to 3
  months):
--------------------------------------------------------------------------------------------------------------------------------
    At beginning of period                   7,783        6,634        4,879        5,362          699          323          564
--------------------------------------------------------------------------------------------------------------------------------
    At end of period                         7,368        6,281        6,634        4,879          681          699          323
--------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
    ALL BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                      EXCHANGE RATE AS OF JANUARY 1, 1999.

                               DAIMLERCHRYSLER AG

           Consolidated Statements of Changes in Stockholders' Equity
                            (in millions of [EURO])

                                                                                  Accumulated other
                                                                                comprehensive income
                                                                      -----------------------------------------
                                            Additional                Cumulative    Available-       Minimum
                                 Capital      paid-in     Retained    translation    for-sale        pension      Treasury
                                  stock       capital     earnings    adjustment    securities      liability       stock
----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996          2,525        5,596       13,335       (2,006)           74            (36)           --
----------------------------------------------------------------------------------------------------------------------------
Net income                             --           --        4,022           --            --             --            --
Other comprehensive income             --           --           --        1,034            38             16            --
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income
----------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock               5           68           --           --            --             --            --
Purchase and retirement of
  capital stock                       (93)      (1,477)          --           --            --             --           (53)
Dividends                              --           --         (808)          --            --             --            --
Other                                   7           23           32           --            --             --            53
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        2,444        4,210       16,581         (972)          112            (20)           --
----------------------------------------------------------------------------------------------------------------------------
Net income                             --           --        6,547           --            --             --            --
Other comprehensive income             --           --           --        1,865           157              1            --
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income
----------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock               4           85           --           --            --             --            --
Purchase and retirement of
  capital stock                       (59)      (1,430)          --           --            --             --          (462)
Dividends                              --           --       (1,276)          --            --             --            --
Other                                   2           93           40           --            --             --            38
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        2,391        2,958       21,892          893           269            (19)         (424)
----------------------------------------------------------------------------------------------------------------------------
Net income                             --           --        4,820           --            --             --            --
Other comprehensive income
  (loss)                               --           --           --       (1,402)          259             (1)           --
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income
----------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock             163        3,913           --           --            --             --            --
Purchase and retirement of
  capital stock                        --           --           --           --            --             --          (169)
Re-issuance of treasury stock          --          538           --           --            --             --           482
Dividends                              --           --       (1,086)          --            --             --            --
Special distribution                   --           --       (5,284)          --            --             --            --
Other                                   7         (135)         191           --            --             --           111
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998        2,561        7,274       20,533         (509)          528            (20)           --
----------------------------------------------------------------------------------------------------------------------------


                                 Preferred
                                   stock        Total
-----------------------------
Balance at January 1, 1996               .       19,488
-----------------------------
Net income                              --        4,022
Other comprehensive income              --        1,088
-----------------------------
Total comprehensive income                        5,110
-----------------------------
Issuance of capital stock               --           73
Purchase and retirement of
  capital stock                         --       (1,623)
Dividends                               --         (808)
Other                                    .          115
-----------------------------
Balance at December 31, 1996             .       22,355
-----------------------------
Net income                              --        6,547
Other comprehensive income              --        2,023
-----------------------------
Total comprehensive income                        8,570
-----------------------------
Issuance of capital stock               --           89
Purchase and retirement of
  capital stock                         --       (1,951)
Dividends                               --       (1,276)
Other                                    .          173
-----------------------------
Balance at December 31, 1997             .       27,960
-----------------------------
Net income                              --        4,820
Other comprehensive income
  (loss)                                --       (1,144)
-----------------------------
Total comprehensive income                        3,676
-----------------------------
Issuance of capital stock               --        4,076
Purchase and retirement of
  capital stock                         --         (169)
Re-issuance of treasury stock           --        1,020
Dividends                               --       (1,086)
Special distribution                    --       (5,284)
Other                                    .          174
-----------------------------
Balance at December 31, 1998            --       30,367
-----------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
    ALL BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                      EXCHANGE RATE AS OF JANUARY 1, 1999.

                               DAIMLERCHRYSLER AG

                       Consolidated Fixed Assets Schedule

                            (in millions of [EURO])

                                                                      Acquisition or Manufacturing Costs
                                               --------------------------------------------------------------------------------
                                               Balance at                 Acquisitions/
                                               January 1,    Currency     disposals of                  Reclassi-
                                                  1998        change       businesses      Additions    fications    Disposals
-------------------------------------------------------------------------------------------------------------------------------
Other intangible assets                               654           (8)            10            216           19          154
Goodwill                                            3,253         (150)           148            329           --           16
-------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                   3,907         (158)           158            545           19          170
-------------------------------------------------------------------------------------------------------------------------------
Land, leasehold improvements and buildings
  including buildings on land owned by others      16,918         (497)            69            851        1,170          493
Technical equipment and machinery                  26,376         (972)          (471)         2,761          268        1,717
Other equipment, factory and office equipment      16,285         (649)             2          2,922          183        1,608
Advance payments relating to plant and
  equipment and construction in progress            5,016         (263)           (44)         1,681       (1,640)         211
-------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                      64,595       (2,381)          (444)         8,215          (19)       4,029
-------------------------------------------------------------------------------------------------------------------------------
Investments in affiliated companies                   414           (3)           (16)           407            2           86
Loans to associated and affiliated companies            5           (2)             8             18            1            1
Investments in associated companies                   217          (10)             8             91           93           41
Investments in related companies                    1,249          (50)            (1)           154          (94)          80
Loans to associated and related companies              52           --             (1)            22           (1)           1
Long-term securities                                  523           (.)            --            159           --            6
Other loans                                           374           (3)          (196)            49           (1)          28
-------------------------------------------------------------------------------------------------------------------------------
Investments and long-term financial assets          2,834          (68)          (198)           900           --          243
-------------------------------------------------------------------------------------------------------------------------------
Equipment on operating leases(2)                   13,846         (842)            31         10,245           --        5,151
-------------------------------------------------------------------------------------------------------------------------------


                                                Balance at
                                               December 31,
                                                   1998
---------------------------------------------
Other intangible assets                                737
Goodwill                                             3,564
---------------------------------------------
Intangible assets                                    4,301
---------------------------------------------
Land, leasehold improvements and buildings
  including buildings on land owned by others       18,018
Technical equipment and machinery                   26,245
Other equipment, factory and office equipment       17,135
Advance payments relating to plant and
  equipment and construction in progress             4,539
---------------------------------------------
Property, plant and equipment                       65,937
---------------------------------------------
Investments in affiliated companies                    718
Loans to associated and affiliated companies            29
Investments in associated companies                    358
Investments in related companies                     1,178
Loans to associated and related companies               71
Long-term securities                                   676
Other loans                                            195
---------------------------------------------
Investments and long-term financial assets           3,225
---------------------------------------------
Equipment on operating leases(2)                    18,129
---------------------------------------------

(1) Currency translation changes with period end rates.

(2) Excluding initial direct costs. See Note 11.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

                            (in millions of [EURO])

                                    Depreciation/Amortization                                             Book Value(1)
-------------------------------------------------------------------------------------------------  ----------------------------
Balance at                 Acquisitions/                                             Balance at     Balance at     Balance at
January 1,    Currency     disposals of                   Reclassi-                 December 31,   December 31,   December 31,
   1998        change       businesses      Additions     fications     Disposals       1998           1998           1997
-------------------------------------------------------------------------------------------------  ----------------------------
       341           (6)             2            137            --            88           386            351            313
     1,144           (6)            --            227            --            11         1,354          2,210          2,109
-------------------------------------------------------------------------------------------------  ----------------------------
     1,485          (12)             2            364            --            99         1,740          2,561          2,422
-------------------------------------------------------------------------------------------------  ----------------------------
     8,245         (174)            21            561             6           237         8,422          9,596          8,673
    16,845         (531)          (291)         2,185            --         1,449        16,759          9,486          9,531
    10,945         (440)            25          2,191            (5)        1,492        11,224          5,911          5,340
         2           --             --             --            (2)           --            --          4,539          5,014
-------------------------------------------------------------------------------------------------  ----------------------------
    36,037       (1,145)          (245)         4,937            (1)        3,178        36,405         29,532         28,558
-------------------------------------------------------------------------------------------------  ----------------------------
        83           (2)            --             32            --            21            92            626            331
        --           --              4             --            --            --             4             25              5
        --           --             --             10            --             2             8            350            217
       254           (8)            --             13             1            46           214            964            995
        37           --             --              1            --            --            38             33             15
         3           (1)             .             --            --             1             1            675            520
        60           --            (41)             2            (1)            3            17            178            314
-------------------------------------------------------------------------------------------------  ----------------------------
       437          (11)           (37)            58            --            73           374          2,851          2,397
-------------------------------------------------------------------------------------------------  ----------------------------
     2,832         (118)            --          1,972             1         1,124         3,563         14,566         11,014
-------------------------------------------------------------------------------------------------  ----------------------------

    ALL BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                      EXCHANGE RATE AS OF JANUARY 1, 1999.

                               DaimlerChrysler AG

                   Notes to Consolidated Financial Statements

               (in millions of [EURO], except per share amounts)

BASIS OF PRESENTATION

1. The Company and the Merger

    DaimlerChrysler AG ("DaimlerChrysler" or the "Group") was formed through the merger of Daimler-Benz Aktiengesellschaft ("Daimler-Benz") and Chrysler Corporation ("Chrysler") in November 1998 ("Merger"). The consolidated financial statements of DaimlerChrysler have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), except that the Group has accounted for certain joint ventures in accordance with the proportionate method of consolidation (see Note 3). DaimlerChrysler has previously prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the euro ("[EURO]") on January 1, 1999, DaimlerChrysler has elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche Mark consolidated financial statements for each period presented have been restated into euro using the Deutsche Mark/euro exchange rate as of January 1, 1999 of [EURO] 1 = DM 1.95583. DaimlerChrysler's restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche Marks. The Groups' consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in millions of euros ("[EURO]") and for the year 1998 are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of DM 1.6670 = $1, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 1998.

    Pursuant to the amended and restated business combination agreement dated May 7, 1998, 1.005 Ordinary Shares, no par value ("DaimlerChrysler Ordinary Share"), of DaimlerChrysler were issued for each outstanding Ordinary Share of Daimler-Benz and .6235 DaimlerChrysler Ordinary Shares were issued for each outstanding share of Chrysler common stock, stock options and performance shares. DaimlerChrysler issued 1,001.7 million Ordinary Shares in connection with these transactions.

    The Merger was accounted for as a pooling of interests and accordingly, the historical results of Daimler-Benz and Chrysler have been restated as if the companies had been combined for all periods presented. Adjustments were made to the restated consolidated financial statements to record the tax effects of anticipated earnings distributions from the Group's foreign subsidiaries. Certain reclassifications were made to Chrysler's financial statements to conform them with DaimlerChrysler's presentation. Prior to the Merger, there were no material transactions between Daimler-Benz and Chrysler.

    The following information reconciles total revenues, income before taxes and extraordinary item and net income for the separate companies with amounts presented in the accompanying consolidated statements of income for the years ended December 31, 1997 and 1996, and for the nine months ended September 30, 1998 (the operating period of Daimler-Benz and Chrysler prior to the Merger).

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

                                                                          Nine months
                                                                             ended      Year ended December
                                                                         September 30,          31,
                                                                         -------------  --------------------
                                                                             1998         1997       1996
                                                                         -------------  ---------  ---------
                                                                          (unaudited)
Revenues:
  Daimler-Benz.........................................................       52,610       63,426     54,371
  Chrysler.............................................................       44,364       54,146     47,044
                                                                              ------    ---------  ---------
    Total..............................................................       96,974      117,572    101,415
                                                                              ------    ---------  ---------
                                                                              ------    ---------  ---------
Income before income taxes and extraordinary item:
  Daimler-Benz.........................................................        3,251        2,173      1,002
  Chrysler.............................................................        3,988        4,059      4,710
  Restatement for exchange rate effects of withholding taxes...........           26          (52)       (19)
                                                                              ------    ---------  ---------
    Total..............................................................        7,265        6,180      5,693
                                                                              ------    ---------  ---------
                                                                              ------    ---------  ---------
Net income:
  Daimler-Benz.........................................................        1,678        4,112      1,412
  Chrysler.............................................................        2,507        2,487      2,715
  Restatement for withholding taxes....................................           26          (52)      (105)
                                                                              ------    ---------  ---------
    Total..............................................................        4,211        6,547      4,022
                                                                              ------    ---------  ---------
                                                                              ------    ---------  ---------

    In connection with the Merger, [EURO] 685 of merger costs ([EURO] 401 after tax) were incurred and have been charged to expense in 1998. These costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing, accelerated management compensation and other related charges.

    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are significantly influenced by activities of a number of "captive" financing entities. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's financial services business activities. Amounts with respect to the financial services business are presented prior to intercompany eliminations of transactions with other Group companies.

2. Summary of Significant Accounting Policies

    CONSOLIDATION -- All material companies in which DaimlerChrysler has legal or effective control are consolidated. Significant investments in which DaimlerChrysler has a 20% to 50% ownership ("associated companies") are generally accounted for using the equity method. For certain investments in joint ventures, DaimlerChrysler uses the proportionate method of consolidation (see Note 3). Other investments are accounted for at cost ("affiliated companies").

    Except for the Merger, the Group has accounted for its business combinations under the purchase accounting method. As such, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

    The effects of intercompany transactions have been eliminated.

    FOREIGN CURRENCIES -- The assets and liabilities of foreign subsidiaries where the functional currency is other than the DM are generally translated using period end exchange rates while the income statements are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of stockholders' equity.

    The assets and liabilities of foreign subsidiaries operating in highly inflationary economies are remeasured into DM on the basis of period end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses being recognized in income. Further, in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

    The exchange rates of the more important currencies used in preparation of the consolidated financial statements were as follows:

                                                       Exchange rate(1) at          Annual average exchange rate
                                                           December 31,
                                                 --------------------------------  -------------------------------
                                                      1998             1997          1998       1997       1996
Currency:                                              DM               DM            DM         DM         DM
                                                 ---------------  ---------------  ---------  ---------  ---------
Brazil.............................  1 BRL               1.37             1.61          1.51       1.61       1.50
France.............................  1 FRF               0.30             0.30          0.30       0.30       0.29
Great Britain......................  1 GBP               2.80             2.98          2.91       2.84       2.35
Italy..............................  1000 ITL            1.01             1.02          1.01       1.02       0.98
Japan..............................  100 JPY             1.45             1.38          1.35       1.44       1.38
Spain..............................  100 ESP             1.18             1.18          1.18       1.18       1.18
USA................................  1 USD               1.67             1.79          1.76       1.73       1.50

------------------------

(1) Official rates fixed at the Frankfurt Currency Exchange.

    REVENUE RECOGNITION -- Revenue is recognized when title passes or services are rendered net of discounts, sales incentives, customer bonuses and rebates granted. Sales under which the Company conditionally guarantees the minimum resale value of the product are accounted for as operating leases with the related revenues and costs deferred at the time of title passage. Revenue on long-term contracts is generally recognized under the percentage-of-completion method based upon contractual milestones or performance. Revenue from finance receivables is recorded on the interest method. Operating lease income is recorded when earned on a straight-line basis.

    The Group sells significant amounts of automotive retail and wholesale receivables in transactions subject to limited credit risk. The Group generally sells its receivables to a trust and remains as servicer, for which it is paid a servicing fee. Servicing fees are earned on a level-yield basis over the remaining term of the related sold receivables. In a subordinated capacity, the Group retains residual cash flows, a limited interest in principal balances of the sold receivables and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sales of finance receivables are recognized in the period in which such sales occur. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based upon their relative fair values.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    PRODUCT-RELATED EXPENSES -- Expenditures for advertising and sales promotion and for other sales-related expenses are charged to expense as incurred. Provisions for estimated costs related to product warranty are made at the time the related sale is recorded. Research and development costs are expensed as incurred.

    EARNINGS PER SHARE -- Basic earnings per share is generally calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see Note 31). Net income represents the earnings of the Group after minority interests. Basic and diluted earnings per Ordinary Share have been restated to reflect the conversion of Daimler-Benz and Chrysler shares into DaimlerChrysler Ordinary Shares (see Note 1) and the dilutive effect resulting from the discount to market value at which the Daimler-Benz Ordinary Shares were sold in the rights offering (see Note 20).

    INTANGIBLE ASSETS -- Purchased intangible assets are valued at acquisition cost and are amortized over their respective useful lives (3 to 40 years). Goodwill derived from acquisitions is capitalized and amortized over 3 to 40 years. The Group periodically assesses the recoverability of its goodwill based upon projected future cash flows. Intangible assets also include intangible pension assets.

    PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized either using the declining balance method until the straight-line method yields larger expenses or the straight-line method. Special tooling costs are capitalized and amortized over the years that a model using that tooling is expected to be produced and within each year based on the units produced. The costs of internally produced equipment and facilities includes all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The following useful lives are assumed: buildings--17 to 50 years; site improvements--8 to 20 years; technical equipment and machinery--3 to 30 years; and other equipment, factory and office equipment--2 to 15 years.

    LEASING -- The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Equipment on operating leases, where the Group is lessor, is valued at acquisition cost and generally depreciated over the assets' useful lives, generally three to seven years, using the straight-line method.

    CURRENT ASSETS -- Current assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying footnotes, the portion of assets and liabilities to be realized and settled in excess of one year have been disclosed.

    MARKETABLE SECURITIES AND INVESTMENTS -- Securities are accounted for at fair values, if readily determinable. Unrealized gains and losses on trading securities, that is, securities bought principally for the purposes of selling them in the near term, are included in income. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable deferred income taxes. All other securities are recorded at cost. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in earnings.

    INVENTORIES -- Inventory is valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    FINANCIAL INSTRUMENTS -- DaimlerChrysler uses derivative financial instruments for hedging purposes. Financial instruments, including derivatives (especially currency futures and currency options, security options, interest rate swaps and currency swaps), which are not designated as hedges of specific assets, liabilities, or firm commitments are marked to market and any resulting unrealized gains or losses are recognized in income. If there is a direct connection between a derivative financial instrument and an underlying transaction and a derivative is so designated, a valuation unit is formed. Once allocated, gains and losses from these valuation units, which are used to manage interest rate and currency risks of identifiable assets, liabilities, or firm commitments, do not affect income until the underlying transaction is realized (see Note 29 d).

    ACCRUED LIABILITIES -- The valuation of pension liabilities and postretirement benefit liabilities is based upon the projected unit credit method in accordance with Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions" and SFAS 106. An accrued liability for taxes and other contingencies is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. In determining other accrued liabilities--including warranties and estimated future losses on open contracts--all applicable costs are taken into consideration including price increases. The effects of accrued liabilities relating to personnel and social costs are valued at their net present value where appropriate.

    USE OF ESTIMATES -- The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING PRONOUNCEMENTS -- On January 1, 1998, the Group adopted SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income, foreign currency translation adjustments, net unrealized gains (losses) on available-for-sale securities and additional minimum pension liability provisions and is presented in the consolidated statements of changes in stockholders' equity. The Standard requires only additional disclosure in the consolidated financial statements and does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

    Effective January 1, 1998, the Group adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Segment data for 1997 and 1996 has been restated to conform with the new requirements. See Note 30.

    On January 1, 1998, the Group adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises employers' disclosures about pensions and other postretirement benefit plans. SFAS 132 does not change the method of accounting for such plans. See Note 22a.

    Effective January 1, 1998, DaimlerChrysler adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires that entities capitalize certain internal-use software costs once certain criteria are met. Adoption of the standard did not have a material effect on DaimlerChrysler's consolidated financial statements.

    In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." DaimlerChrysler is required to adopt the provisions of SOP 98-5 effective January 1, 1999. SOP 98-5 provides, among other things, guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

Adoption of this accounting pronouncement is not anticipated to have a material effect on DaimlerChrysler's consolidated financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. This Standard is effective for fiscal years beginning after June 15, 1999. DaimlerChrysler plans to adopt this accounting pronouncement by January 1, 2000.

3. Scope of Consolidation

    SCOPE OF CONSOLIDATION -- DaimlerChrysler comprises 481 foreign and domestic subsidiaries (1997: 494) and 82 joint ventures (1997: 92); the latter are generally accounted for on a pro rata basis. 27 subsidiaries are accounted for in the consolidated financial statements using the equity method of accounting. During 1998, 54 subsidiaries and 6 joint ventures were included in the consolidated financial statements for the first time. A total of 67 subsidiaries and 16 joint ventures were no longer included in the consolidated group. Significant effects of changes in the consolidated group on the consolidated balance sheets and the consolidated statements of income are explained further in the notes to the consolidated financial statements. A total of 313 subsidiaries (1997: 285) are not consolidated as their combined influence on the financial position, results of operations, and cash flows of the Group is not material. The effect of such non-consolidated subsidiaries for all years presented on consolidated assets, revenues and net income of DaimlerChrysler was less than 2%. In addition, 7 (1997: 7) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 127 associated companies. At December 31, 1998, 17 associated companies are accounted for in the consolidated financial statements using the equity method of accounting. The remaining associated companies are recorded under investments in related companies in as much as these companies are not material for the respective presentation of the financial position, results of operations and cash flows of the Group.

    INVESTMENT IN ADTRANZ -- The Group accounts for its investment in Adtranz, a rail systems joint venture between the Group and Asea Brown Boveri Ltd. ("ABB"), including its 65 (1997: 63) subsidiaries, using the proportionate method of consolidation. Accordingly, DaimlerChrysler reports its 50% interest of the assets and liabilities, revenues and expenses and cash flows in Adtranz. The Group believes that such method of financial statement presentation, which is permitted by the regulations of the Seventh Directive of the European Community and represents a benchmark treatment encouraged by the Standards of the International Accounting Standards Committee, better illustrates its consolidated financial position, results of operations and cash flows to the readers of the Group's consolidated financial statements.

    Under U.S. GAAP, DaimlerChrysler's investment in Adtranz is required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods would not affect reported stockholders' equity or net income of DaimlerChrysler. Under the equity method of accounting, DaimlerChrysler's net investment in Adtranz would be included within investments in the balance sheet and its share of the net income or loss of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would be reported as a net amount in financial income, net in the Group's statement of income. Additionally, Adtranz impacted the Group's reported cash flows only to the extent of the investing cash outflow in 1998 of [EURO] 159 resulting from a capital contribution by DaimlerChrysler. For purposes of its United States financial reporting obligation, DaimlerChrysler has requested and received

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP.

    Summarized consolidated financial information of Adtranz follows. The amounts represent those used in the DaimlerChrysler consolidation, including goodwill resulting from the formation of Adtranz. Other companies included in the consolidation according to the proportionate method are not material.

Balance sheet information

                                                                              At December 31,
                                                                            --------------------
                                                                              1998       1997
                                                                            ---------  ---------
Fixed assets(1)...........................................................        728        808
Current assets............................................................        842        941
                                                                            ---------  ---------
Total assets..............................................................      1,570      1,749
                                                                            ---------  ---------
                                                                            ---------  ---------
Stockholders' equity......................................................        385        712
Minority interests........................................................          7          6
Accrued liabilities.......................................................        542        496
Liabilities...............................................................        636        535
                                                                            ---------  ---------
Total liabilities and stockholders' equity................................      1,570      1,749
                                                                            ---------  ---------
                                                                            ---------  ---------

------------------------

       (1)Includes net goodwill resulting from the formation of Adtranz of [EURO] 348 and [EURO] 435 in 1998 and 1997, respectively.

Statement of income information

                                                                          Year ended December 31,
                                                                      -------------------------------
                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
Revenues............................................................      1,658      1,631      1,450
Operating loss(1)...................................................       (322)      (222)       (69)
Net loss............................................................       (316)      (154)       (49)

------------------------

       (1)The operating losses for 1998 and 1997 include impairment charges on goodwill of [EURO] 64 and [EURO] 61, respectively.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

Cash flow information

                                                                         Year ended December 31,
                                                                    ---------------------------------
                                                                      1998        1997        1996
                                                                    ---------     -----     ---------
Cash flows from:
  Operating activities............................................       (130)         72        (231)
  Investing activities............................................        (84)        (12)         64
  Financing activities............................................        161         (50)         41
Effect of foreign exchange on cash................................         (2)          .           4
                                                                          ---         ---         ---
Change in cash (up to 3 months)...................................        (55)         10        (122)
Cash (up to 3 months) at beginning of period......................        155         145         268
                                                                          ---         ---         ---
Cash (up to 3 months) at end of period............................        100         155         146
                                                                          ---         ---         ---
                                                                          ---         ---         ---

    Cash up to 3 months includes [EURO] 30 (1997: [EURO] 51; 1996: [EURO] 59) held by DaimlerChrysler AG in connection with internal cash concentration procedures.

    The Group and ABB entered into an option agreement, in connection with the formation of Adtranz, whereby, for certain periods during 1998 through 2005, the Group has the right (call option) to purchase ABB's 50% interest in Adtranz for U.S. $1,800 plus a premium calculated on the basis of Adtranz' meeting or exceeding certain future earnings thresholds. In addition, for certain periods during 1998 through 2005, ABB has the right (put option) to require the Group to purchase ABB's 50% interest in Adtranz at prices calculated in accordance with the same criteria except that the price for the put option is lower than the price for the call option assuming the same future earnings.

    In January 1999, DaimlerChrysler agreed to acquire ABB's 50% interest in Adtranz for $472. The acquisition cancels the call and put option discussed above. The transaction is expected to be completed in the second quarter of 1999. Consummation of the merger is subject to various conditions, including among others, approval of certain governmental authorities.

4. Acquisitions and Dispositions

    In March 1998, the Group's semiconductor business was sold to an American company, Vishay Intertechnology, Inc., for a gain of [EURO] 143 (before taxes). Moreover, during 1998 the Group sold further interests, including the sale of 30% of its interests in LFK-Lenkflugkoerpersysteme GmbH and 100% of its interests in CMS, Inc. and two real-estate-project-companies for a total gain of approximately [EURO] 153.

    In January 1997, DaimlerChrysler sold its interests in AEG Electrocom GmbH and AEG ElectroCom International, Inc. (sorting and recognition systems) to Siemens AG resulting in a gain of [EURO] 110 (before taxes).

    In July 1997, debis AG, a subsidiary of DaimlerChrysler, terminated its strategic relationship with Cap Gemini Sogeti S.A. through the sale of its 24.4% interest resulting in a gain of [EURO] 420.

    During December 1997, DaimlerChrysler completed an initial public offering ("IPO") of its common stock in Dollar Thrifty Automotive Group, Inc. ("DTAG"), formerly Pentastar Transportation Group, Inc., for net proceeds of [EURO] 343 ($387). The IPO of the common stock interest resulted in a pretax and after-tax gain of [EURO] 65 ($73). The gain was deferred and will be recognized over the remaining term of the vehicle supply agreements with DTAG, which end in 2001. The tax effect on this transaction reflects the difference between the book and tax basis of the Group's stock interest in DTAG for which deferred taxes were not provided, in accordance with SFAS 109,

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

"Accounting for Income Taxes." In addition, the 1997 earnings include the recognition of [EURO] 86 ($97) ([EURO] 53 or $60 after taxes) of previously deferred profits from the sale of vehicles from DaimlerChrysler to DTAG.

    In 1996, the Group committed to a plan of disposal for Thrifty, a subsidiary of DTAG, and recognized a [EURO] 50 ($65) pretax loss ([EURO] 77 or $100 after taxes) to write down Thrifty's carrying value to estimated fair value less costs to sell. The after tax loss includes the effect of not being able to claim a tax deduction for the capital loss on DaimlerChrysler's investment in Thrifty.

    In January 1996, DaimlerChrysler announced that it would discontinue financial support for NV Koninklijke Nederlandse Vliegtuigenfabriek ("Fokker"), a Dutch aircraft manufacturer. Subsequent to the announcement, Fokker requested and received, in accordance with Dutch law, protection from its creditors. In connection therewith, control of Fokker was placed with a third-party administrator. On March 15, 1996, Fokker formally filed for bankruptcy under the laws of The Netherlands. The Group recorded a charge in the 1995 statement of income for discontinuing such investment. During 1996, the Group realized gains of approximately [EURO] 51 from the proceeds of sales of certain inventories in excess of the inventories' previously written-down value.

    In June 1996, the shareholders of AEG approved the merger of AEG with DaimlerChrysler and in September 1996, effective January 1, 1996, such merger was formally registered in the commercial register. As part of the merger, the Group purchased the outstanding minority interest of AEG. In connection with the foregoing transactions, the Group recorded charges to 1996 operations of approximately [EURO] 153.

    During 1996, the Group contributed its Dornier aircraft business into a newly formed holding company 80% owned by Fairchild Industries Corporation, an American aircraft manufacturer. In connection therewith, the Group recorded charges in 1996 of approximately [EURO] 222, of which a portion included the businesses' loss from operations up to the date of contribution. The Group is accounting for its 20% investment in the holding company using the equity method of accounting.

    In 1996, the Group sold Electrospace Systems, Inc. ("ESI") and Chrysler Technologies Airborne Systems, Inc. ("CTAS") for net proceeds of [EURO] 366 ($476). ESI and CTAS were engaged principally in the manufacture of defense electronics and aircraft modification, respectively, and represented substantially all of the operations of Chrysler Technologies Corporation ("CTC"), a wholly owned subsidiary of the Group. The sale resulted in a pretax gain of [EURO] 78 ($101) ([EURO] 67 or $87 after taxes). In 1996, the Group signed an agreement to sell Pentastar Electronics, Inc. ("PEI") for net proceeds of [EURO] 13 ($17), which resulted in the recognition of a pretax loss of [EURO] 59 ($77) ([EURO] 39 or $51 after taxes) to write down PEI's carrying value to estimated fair value less costs to sell. PEI represented the remaining operations of CTC. The sale of PEI was completed on January 10, 1997.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

5. Functional Costs and Other Expenses

    Selling, administrative and other expenses are comprised of the following:

                                                                      Year ended December 31,
                                                                  -------------------------------
                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
Selling expenses................................................     10,100      9,663      8,383
Administration expenses.........................................      5,217      4,709      4,125
Goodwill amortization and writedowns............................        227        210        135
Other expenses..................................................        685      1,039      1,259
                                                                  ---------  ---------  ---------
                                                                     16,229     15,621     13,902
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Expenses amounting to [EURO] 229 and [EURO] 369 related to the repayment of development cost subsidies were recorded under other expenses in 1998 and 1997, respectively (see Note 28).

    Personnel expenses included in the statement of income are comprised of:

                                                                      Year ended December 31,
                                                                  -------------------------------
                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
Wages and salaries..............................................     19,982     18,656     17,143
Social levies...................................................      2,990      2,817      2,527
Net periodic pension cost (see Note 22a)........................      1,126      1,076      1,228
Net periodic postretirement benefit cost (see Note 22a).........        866        755        673
Other expenses for pensions and retirements.....................         69         66         77
                                                                  ---------  ---------  ---------
                                                                     25,033     23,370     21,648
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Number of employees (annual average):

                                                                  Year ended December 31,
                                                              -------------------------------
                                                                1998       1997       1996
                                                              ---------  ---------  ---------
Hourly employees............................................    268,764    261,426    262,048
Salaried employees..........................................    152,415    147,882    146,006
Trainees/apprentices........................................     12,760     12,353     11,704
                                                              ---------  ---------  ---------
                                                                433,939    421,661    419,758
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

    In 1998, 36,024 people (1997: 34,448 people; 1996: 34,655 people) were employed in joint venture companies.

    In 1998, the total remuneration paid by Group companies to the members of the Board of Management of DaimlerChrysler AG amounted to [EURO] 41, and the remuneration paid to the members of the Supervisory Board of DaimlerChrysler AG totaled [EURO] 2. Additionally, members of the Board of Management subscribed for convertible bonds at a notional amount of [EURO] 0.6 within the 1998 Stock Option Plan. Options totalling 1,755,000 and 12,000 to purchase Chrysler common stock were granted to members of the Board of Management and the Supervisory Board, respectively (see Note 21).

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    To determine the fair value of the option rights, option pricing models may be used. As such, the resulting fair values can fluctuate significantly based upon the underlying assumptions. Accordingly, uniform and consistent values are generally not available. See Note 21 with respect to the valuation of the option rights including the underlying assumptions and conditions of converting the option rights in accordance with SFAS 123, "Accounting for Stock-Based Compensation."

    As of December 31, 1998, no advances and loans existed to members of the Board of Management of DaimlerChrysler AG.

6. Other Income

    Other income includes gains on sales of property, plant and equipment ([EURO] 99, [EURO] 95 and [EURO] 130 in 1998, 1997 and 1996, respectively), gains on sales of companies ([EURO] 389, [EURO] 117 and [EURO] 197 in 1998, 1997 and 1996, respectively), rental income ([EURO] 138, [EURO] 87 and [EURO] 52 in 1998, 1997 and 1996, respectively), foreign currency exchange gains ([EURO] 116, [EURO] 109 and [EURO] 21 in 1998, 1997 and 1996, respectively), and reductions in certain accruals ([EURO] 199, [EURO] 154 and [EURO] 114 in 1998, 1997 and 1996, respectively).

7. Financial Income, net

                                                                                            Year ended December 31,
                                                                                        -------------------------------
                                                                                          1998       1997       1996
                                                                                        ---------  ---------  ---------
  Income (loss) from investments of which from affiliated companies [EURO] (20)
    (1997: [EURO] 17; 1996: [EURO] 20)................................................       (111)        66        217
  Gains (losses), net from disposals of investments and shares in affiliated and
    associated companies..............................................................         37        459         (9)
  Write-down of investments and shares in affiliated companies........................        (55)       (76)       (55)
  Income (loss) from companies included at equity.....................................         59         36        (68)
                                                                                        ---------  ---------  ---------
Income (loss) from investments, net...................................................        (70)       485         85
                                                                                        ---------  ---------  ---------
  Other interest and similar income of which from affiliated companies [EURO] 13
    (1997: [EURO] 10; 1996: [EURO] 12)................................................      1,409      1,595      1,161
  Interest and similar expenses.......................................................       (702)      (640)      (581)
                                                                                        ---------  ---------  ---------
Interest income, net..................................................................        707        955        580
                                                                                        ---------  ---------  ---------
  Income from securities and long-term receivables....................................         17         16          9
  Gains from sales of securities......................................................        132         85         57
  Write-down of securities and long-term receivables..................................        (10)       (10)        (3)
  Realized and unrealized gains (losses) on financial instruments.....................        145       (794)      (390)
  Other, net..........................................................................       (158)      (104)        70
                                                                                        ---------  ---------  ---------
Other financial income (loss), net....................................................        126       (807)      (257)
                                                                                        ---------  ---------  ---------
                                                                                              763        633        408
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    The Group capitalized interest expenses related to qualifying construction projects of [EURO] 186 (1997: [EURO] 207; 1996: [EURO] 145).

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

8. Income Taxes

    Income before income taxes, extraordinary items and minority interests amounted to [EURO] 8,154 (1997: [EURO] 6,180; 1996: [EURO] 5,693), of which
[EURO] 2,229 was generated by the Group's operations in Germany (1997:
[EURO] 1,450; 1996: [EURO] 594).

    The provision (benefit) for income taxes consists of the following:

                                                                       Year ended December 31,
                                                                   -------------------------------
                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
Current taxes:
    Germany......................................................       (267)    (1,472)       207
    Foreign......................................................      1,383      1,695      1,228
Deferred taxes
    Germany......................................................        967       (910)      (654)
    Foreign......................................................        992        205        766
                                                                   ---------  ---------  ---------
                                                                       3,075       (482)     1,547
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    German corporate tax law applies a split-rate imputation with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law in effect for fiscal 1998, retained corporate income is initially subject to a federal corporate tax of 45% plus a solidarity surcharge of 5.5% (1997 and 1996: 7.5%) on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounts to 47.475% (1997 and 1996: 48.375%). Upon distribution of certain retained earnings to stockholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% (1997 and 1996: 7.5%) on the distribution corporate tax, for a total of 31.65% (1997 and 1996: 32.25%), by means of a refund for taxes previously paid. Upon distribution of retained earnings in the form of a dividend, stockholders who are taxpayers in Germany are entitled to a tax credit in the amount of federal income taxes previously paid by the corporation.

    For German companies, the deferred taxes for 1998 and 1997 are calculated using an effective corporate income tax rate of 47.475% plus the after federal tax benefit rate for trade tax of 8.525%. The effect of the tax rate reduction on year-end 1997 deferred tax balances is reflected in the reconciliation of 1997 presented below.

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

    A reconciliation of income taxes determined using the German corporate tax rate of 47.475% plus the after federal tax benefit rate for trade taxes of 8.525% for a combined statutory rate of 56% in 1998 (1997 and 1996: 57%) is as follows:

                                                                      Year ended December 31,
                                                                  -------------------------------
                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
Expected provision for income taxes.............................      4,566      3,522      3,245
Change in tax rate for deferred taxes, domestic.................         --         68         --
Credit for dividend distributions...............................       (515)    (1,624)       (85)
Foreign tax rate differential...................................       (985)      (797)      (993)
Release of valuation allowances on Groups German deferred tax
  assets as of December 31, 1997................................         --     (1,003)        --
Changes in valuation allowances on German deferred tax assets...        112       (465)      (533)
Write-downs of investments, different for tax purposes..........        (18)      (240)      (106)
Amortization of non-tax-deductible goodwill.....................         78         55         29
Other...........................................................       (163)         2        (10)
                                                                  ---------  ---------  ---------
Actual provision (benefit) for income taxes.....................      3,075       (482)     1,547
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    The 1998 income tax credit from dividend distributions amounted to [EURO] 515 and reflected mainly the tax benefit from the dividend distribution of [EURO] 2.35 per Ordinary Share/ADS.

    The 1997 income tax credit from dividend distributions amounted to [EURO] 1,624 and reflected primarily a tax benefit of [EURO] 1,487 from the special distribution. This benefit resulted from the refund of taxes previously paid on undistributed profits at a rate of 50% in excess of the effective tax rate of 30% on distributed profits.

    In 1997, the decrease in the consolidated domestic valuation allowances was due in part to [EURO] 465 utilization of tax loss carryforwards. Additionally, [EURO] 1,003 was due to the reversal of the remaining valuation allowances as of December 31, 1997 for the German companies included in the filing of a combined tax return ("Organschaft") on the basis that the current and the expected results of operations supported a conclusion that it was more likely than not that the deferred tax assets would be realized.

    During 1997, the Group sold its investment in Cap Gemini Sogeti S.A. and realized a gain of [EURO] 420 in its consolidated financial statements which was not taxable since write-downs were previously not recognized for tax purposes.

    During 1996, the Group's consolidated valuation allowances on deferred tax assets decreased by [EURO] 538. In 1996, the Group realized income tax benefits from the utilization of loss carryforwards of [EURO] 344 relating to entities in the Aerospace division. The tax benefits of such loss carryforwards had been fully reserved as of December 31, 1995 since the entities had a history of operating losses prior to 1996 and such losses were limited as to their use. Tax benefits recognized from other changes to the valuation allowances in 1996 included the merger of the former AEG Aktiengesellschaft into DaimlerChrysler AG during 1996, after which the German loss carryforwards of AEG Aktiengesellschaft could be utilized by the Group's German Organschaft. Prior to the merger such net operating losses ("NOLs") were limited as to their use, and accordingly were fully reserved for in the amount of [EURO] 118. In addition, during 1996 the Group realized tax benefits of [EURO] 207 related to investments written down in previous years.

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

    Deferred income tax assets and liabilities are summarized as follows:

                                                                                December 31,
                                                                            --------------------
                                                                              1998       1997
                                                                            ---------  ---------
Property, plant and equipment.............................................      2,063        484
Equipment on operating leases.............................................      1,068        992
Inventories...............................................................      1,328      1,259
Receivables...............................................................        527        700
Net operating loss and tax credit carryforwards...........................      1,056      3,367
Retirement plans..........................................................      3,880      4,601
Other accrued liabilities.................................................      4,166      3,761
Liabilities...............................................................        846        774
Deferred income...........................................................      1,144      1,049
Other.....................................................................        549        504
                                                                            ---------  ---------
                                                                               16,627     17,491
Valuation allowances......................................................       (411)      (268)
                                                                            ---------  ---------
Deferred tax assets.......................................................     16,216     17,223
                                                                            ---------  ---------

Property, plant and equipment.............................................      2,743      2,541
Equipment on operating leases.............................................      4,252      3,601
Inventories...............................................................        483        504
Receivables...............................................................      3,645      3,257
Prepaid expenses..........................................................        450        908
Retirement plans..........................................................      2,069      1,891
Other accrued liabilities.................................................        367        410
Foreign withholding taxes.................................................        297        390
Other.....................................................................      1,059        535
                                                                            ---------  ---------
Deferred tax liabilities..................................................     15,365     14,037
                                                                            ---------  ---------
Deferred tax assets, net..................................................        851      3,186
                                                                            ---------  ---------
                                                                            ---------  ---------

    In 1998, DaimlerChrysler entered into an intercompany transaction to absorb the Group's Organschaft NOLs in a manner which resulted in no net tax effect. The transaction resulted in an increase in deferred tax assets mainly for property, plant and equipment in an amount equal to the decrease in deferred tax assets for the German NOLs.

    At December 31, 1998, the Group had corporate tax NOLs and credit carryforwards amounting to [EURO] 1,724 (1997: [EURO] 6,141) and German trade tax NOLs amounting to [EURO] 2,156 (1997: [EURO] 6,346). The corporate tax NOLs and credit carryforwards mainly relate to losses of domestic and foreign non-Organschaft companies and are partly limited in their use to the Group. The Group's consolidated valuation allowances on deferred tax assets of domestic and foreign operations increased in the balance sheet by [EURO] 143. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

    Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                                       December 31, 1998         December 31, 1997
                                                    ------------------------  ------------------------
                                                                  thereof                   thereof
                                                      Total     non-current     Total     non-current
                                                    ---------  -------------  ---------  -------------
Deferred tax assets...............................      5,016        3,979        5,688        4,400
Deferred tax liabilities..........................      4,165        2,884        2,502        1,609
                                                    ---------        -----    ---------        -----
Deferred tax assets, net..........................        851        1,095        3,186        2,791
                                                    ---------        -----    ---------        -----
                                                    ---------        -----    ---------        -----

    DaimlerChrysler provided foreign withholding taxes of [EURO] 297 (1997:
[EURO] 390) on [EURO] 5,948 (1997: [EURO] 7,789) in cumulative undistributed earnings of foreign subsidiaries because these earnings are not intended to be permanently reinvested in those operations. The Group did not provide income taxes or foreign withholding taxes on [EURO] 6,016 (1997: [EURO] 4,907) in cumulative earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

    Including the items charged or credited directly to related components of shareholders' equity, the provision (benefit) for income taxes consists of the following:

                                                                        Year ended December 31,
                                                                    -------------------------------
                                                                      1998       1997       1996
                                                                    ---------  ---------  ---------
Provision (benefit) for income taxes before extraordinary items...      3,075       (482)     1,547
Income tax benefit of extraordinary items.........................        (78)        --        (90)
Stockholders' equity for employee stock option expense in excess
  of amounts recognized for financial purposes....................       (212)       (39)       (32)
Stockholders' equity for items of other comprehensive income......        296        176         64
                                                                    ---------        ---  ---------
                                                                        3,081       (345)     1,489
                                                                    ---------        ---  ---------
                                                                    ---------        ---  ---------

9. Extraordinary Item

    In December 1998, DaimlerChrysler extinguished [EURO] 257 ($ 300) of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates due 2020 (the "Certificates") at a cost of [EURO] 454 ($ 530). The extinguishment of the Certificates resulted in an extraordinary after tax loss of [EURO] 129 ($ 143) (net of income tax benefit of [EURO] 78 ($ 87)). At December 31, 1998, [EURO] 214 ($ 250) of the Certificates remained outstanding. The remaining Certificates are not redeemable prior to maturity and carry a current interest rate of 12 percent.

    In December 1996, DaimlerChrysler extinguished [EURO] 437 ($ 550), or 50 percent, of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates due 2020 at a cost of [EURO] 683 ($ 859). The extinguishment of the Certificates resulted in an extraordinary after tax loss of [EURO] 147 ($191) (net of income tax benefit of [EURO] 90 or $118).

NOTES TO CONSOLIDATED BALANCE SHEETS

10. Intangible Assets and Property, Plant and Equipment, net

    Information with respect to changes to the Group's intangible assets and property, plant and equipment is presented in the Consolidated Fixed Assets
Schedule included herein. Intangible assets represent principally goodwill from the formation of Adtranz and the acquisition of American Motors Corporation. Intangible assets also include intangible pension assets.

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

    Property, plant and equipment include buildings, technical equipment and other equipment capitalized under capital lease agreements of [EURO] 394 (1997:
[EURO] 376). Depreciation expense on assets under capital lease arrangements was [EURO] 38 (1997: [EURO] 29; 1996: [EURO] 44).

11. Equipment on Operating Leases, net

    Information with respect to changes to the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, [EURO] 14,078 represent automobiles and commercial vehicles (1997: [EURO] 10,496).

    Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 1998 are as follows:

1999.................................................................      3,166
2000.................................................................      1,933
2001.................................................................        952
2002.................................................................        286
2003.................................................................         98
thereafter...........................................................        151
                                                                       ---------
                                                                           6,586
                                                                       ---------
                                                                       ---------

12. Inventories

                                                                           At December 31,
                                                                         --------------------
                                                                           1998       1997
                                                                         ---------  ---------
Raw materials and manufacturing supplies...............................      2,278      1,911
Work in process thereof relating to long-term contracts and programs in
  process [EURO] 919 (1997: [EURO] 705)................................      4,568      4,414
Finished goods, parts and products held for resale.....................      7,631      6,789
Advance payments to suppliers..........................................        312        337
                                                                         ---------  ---------
                                                                            14,789     13,451
                                                                         ---------  ---------
Less: Advance payments received thereof relating to long-term contracts
  and programs in process [EURO] 578 (1997: [EURO] 769)................     (2,993)    (2,554)
                                                                         ---------  ---------
                                                                            11,796     10,897
                                                                         ---------  ---------
                                                                         ---------  ---------

    Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by [EURO] 549 (1997: [EURO] 547).

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

13. Trade Receivables

                                                                               At December 31,
                                                                             --------------------
                                                                               1998       1997
                                                                             ---------  ---------
Receivables from sales of goods and services...............................      8,020      7,841
Long-term contracts and programs, unbilled, net of advance payments
  received.................................................................        442        243
                                                                             ---------  ---------
                                                                                 8,462      8,084
Allowance for doubtful accounts............................................       (857)      (819)
                                                                             ---------  ---------
                                                                                 7,605      7,265
                                                                             ---------  ---------
                                                                             ---------  ---------

    As of December 31, 1998, [EURO] 399 of the trade receivables mature after more than one year (1997: [EURO] 440).

14. Receivables from Financial Services

                                                                             At December 31,
                                                                           --------------------
                                                                             1998       1997
                                                                           ---------  ---------
Receivables from:
Sales financing..........................................................     20,635     17,015
Finance leases...........................................................      9,542      8,151
                                                                           ---------  ---------
                                                                              30,177     25,166
Initial direct costs.....................................................         96         85
Unearned income..........................................................     (4,245)    (4,003)
Unguaranteed residual value of leased assets.............................        804        870
                                                                           ---------  ---------
                                                                              26,832     22,118
Allowance for doubtful accounts..........................................       (364)      (401)
                                                                           ---------  ---------
                                                                              26,468     21,717
                                                                           ---------  ---------
                                                                           ---------  ---------

    Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases maturing in each of the years following December 31, 1998 are as follows:

1999..............................................................     12,903
2000..............................................................      6,019
2001..............................................................      4,599
2002..............................................................      1,996
2003..............................................................      1,059
thereafter........................................................      3,601
                                                                    ---------
                                                                       30,177
                                                                    ---------
                                                                    ---------

    Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

    As of December 31, 1998, [EURO] 14,733 of the financing receivables mature after more than one year (1997: [EURO] 12,336).

                               DaimlerChrysler AG

                 (in millions of [EURO], except share amounts)

15. Other Receivables

                                                                             At December 31,
                                                                           --------------------
                                                                             1998       1997
                                                                           ---------  ---------
Receivables from affiliated companies....................................        480        375
Receivables from related companies(1)....................................        804        717
Other receivables and other assets.......................................     10,740     11,490
                                                                           ---------  ---------
                                                                              12,024     12,582
Allowance for doubtful accounts..........................................     (1,249)    (1,206)
                                                                           ---------  ---------
                                                                              10,775     11,376
                                                                           ---------  ---------
                                                                           ---------  ---------

------------------------------

        (1) Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

    Other receivables and other assets includes retained interests in sold receivables and subordinated asset backed certificates of [EURO] 3,046 (1997:
[EURO] 3,357) and, in 1997, a tax refund of approximately [EURO] 1,500 relating to a special distribution.

    As of December 31, 1998, [EURO] 4,199 of the other receivables mature after more than one year (1997: [EURO] 4,305).

16. Securities, Investments and Long-Term Financial Assets

    Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Securities included in current assets are comprised of the following:

                                                                             At December 31,
                                                                           --------------------
                                                                             1998       1997
                                                                           ---------  ---------
Debt securities..........................................................      4,565      4,259
Equity securities........................................................        971      1,131
Equity based funds.......................................................      1,970      1,038
Debt based funds.........................................................      4,654      3,752
                                                                           ---------  ---------
                                                                              12,160     10,180
                                                                           ---------  ---------
                                                                           ---------  ---------

    Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

                                                  At December 31, 1998                           At December 31, 1997
                                      --------------------------------------------  ----------------------------------------------
                                                                  Unrealized                                     Unrealized
                                                   Fair     ----------------------               Fair           -----------
                                        Cost       value      Gain        Loss        Cost       value       Gain         Loss
                                      ---------  ---------  ---------      ---      ---------  ---------     -----         ---
Available-for-sale..................     10,501     11,183        706          24       8,603      8,952         356            6
Trading.............................        934        977         44           1       1,218      1,228          10           --
                                                                               --                                               -
                                      ---------  ---------  ---------               ---------  ---------         ---
Securities..........................     11,435     12,160        750          25       9,821     10,180         366            6
                                                                               --                                               -
                                      ---------  ---------  ---------               ---------  ---------         ---
Investments and long-term financial
  assets available-for-sale.........        278        675        397          --         282        520         238           --
                                                                               --                                               -
                                      ---------  ---------  ---------               ---------  ---------         ---
                                         11,713     12,835      1,147          25      10,103     10,700         604            6
                                                                               --                                               -
                                                                               --                                               -
                                      ---------  ---------  ---------               ---------  ---------         ---
                                      ---------  ---------  ---------               ---------  ---------         ---

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    Aggregate cost, fair values and gross unrealized holding gains or losses per security class are the following:

                                                                At December 31, 1998               At December 31, 1997
                                                    --------------------------------------------  ----------------------
                                                                                 Unrealized
                                                                            --------------------
                                                      Cost     Fair value     Gain       Loss       Cost     Fair value
                                                    ---------  -----------  ---------  ---------  ---------  -----------
Equity securities.................................      1,116       1,623         513          5        693       1,063
Debt securities isssued by the German government
  and its agencies................................         93          93          --         --         --          --
Municipal securities..............................        418         418          --         --         59          59
Debt securities issued by foreign governments.....        892         893           5          3      1,360       1,362
Corporate securities..............................      1,459       1,478          32         12      1,404       1,412
Equity based securities...........................      1,761       1,970         208         --        834       1,038
Debt based securities.............................      4,309       4,654         345         --      3,750       3,752
Asset-backed securities...........................        597         595          --          3        761         761
Other marketable securities.......................        134         134          --          1         24          25
                                                    ---------  -----------  ---------        ---  ---------  -----------
Available-for-sale................................     10,779      11,858       1,103         24      8,885       9,472
                                                    ---------  -----------  ---------        ---  ---------  -----------
Trading...........................................        934         977          44          1      1,218       1,228
                                                    ---------  -----------  ---------        ---  ---------  -----------
                                                       11,713      12,835       1,147         25     10,103      10,700
                                                    ---------  -----------  ---------        ---  ---------  -----------
                                                    ---------  -----------  ---------        ---  ---------  -----------


                                                           Unrealized
                                                         -------------
                                                       Gain         Loss
                                                    -----------  -----------
Equity securities.................................         371            1
Debt securities isssued by the German government
  and its agencies................................          --           --
Municipal securities..............................          --           --
Debt securities issued by foreign governments.....           5            2
Corporate securities..............................          10            3
Equity based securities...........................         205           --
Debt based securities.............................           2           --
Asset-backed securities...........................          --           --
Other marketable securities.......................           1           --
                                                           ---          ---
Available-for-sale................................         594            6
                                                           ---          ---
Trading...........................................          10           --
                                                           ---          ---
                                                           604            6
                                                           ---          ---
                                                           ---          ---

    The estimated fair values of investments in debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                                                                                  At December 31,
                                                                                                --------------------
Available-for-sale                                                                                1998       1997
----------------------------------------------------------------------------------------------  ---------  ---------
Due within one year...........................................................................        975        930
Due after one year through five years.........................................................      2,122      1,839
Due after five years through ten years........................................................        129        355
Due after ten years...........................................................................        385        495
                                                                                                ---------  ---------
                                                                                                    3,611      3,619
                                                                                                ---------  ---------
                                                                                                ---------  ---------

    Proceeds from sales of available-for-sale securities were [EURO] 2,734 (1997: [EURO] 1,432; 1996: [EURO] 1,237). Gross realized gains from sales of available-for-sale securities were [EURO] 98 (1997: [EURO] 92; 1996: [EURO] 11), while gross realized losses were [EURO] 8 (1997: [EURO] 1; 1996: [EURO] 3). DaimlerChrysler uses the specific identification method as a basis for determining cost and calculating realized gains or losses.

    Other securities classified as cash equivalents were approximately [EURO] 4,600 and [EURO] 3,900 at December 31, 1998 and 1997, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

17. Cash and Cash Equivalents

    Cash and cash equivalents include [EURO] 308 (1997: [EURO] 175) of deposits with original maturities of more than three months.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

18. Additional Cash Flow Information

    Liquid assets recorded under various balance sheet captions are as follows:

                                                                                              At December 31,
                                                                                      -------------------------------
                                                                                        1998       1997       1996
                                                                                      ---------  ---------  ---------
Cash and cash equivalents available within 3 months.................................      6,281      6,634      4,879
Cash and cash equivalents which mature after 3 months...............................        308        175        683
Securities..........................................................................     12,160     10,180      7,031
Other...............................................................................        324        336        258
                                                                                      ---------  ---------  ---------
                                                                                         19,073     17,325     12,851
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    The following represents supplemental information with respect to cash flows:

                                                                                              Year ended December 31,
                                                                                          -------------------------------
                                                                                            1998       1997       1996
                                                                                          ---------  ---------  ---------
Interest paid...........................................................................      2,553      1,953      1,773
Income taxes paid.......................................................................        993      1,699      1,211

19. Prepaid Expenses

    Prepaid expenses are comprised of the following:

                                                                                                      At December 31,
                                                                                                  ------------------------
                                                                                                     1998         1997
                                                                                                  -----------  -----------
Prepaid pension cost............................................................................       5,309        4,696
Other prepaid expenses..........................................................................         825        1,734
                                                                                                       -----        -----
                                                                                                       6,134        6,430
                                                                                                       -----        -----
                                                                                                       -----        -----

    As of December 31, 1998, [EURO] 5,280 of the total prepaid expenses mature after more than one year (1997: [EURO] 4,511).

20. Stockholders' Equity

NUMBER OF SHARES ISSUED AND OUTSTANDING (ADJUSTED FOR THE MERGER)

    At December 31, 1998, DaimlerChrysler had issued and outstanding 1,001,733,220 registered, Ordinary Shares of no par value. However, each share represents [EURO] 2.56 of capital stock.

SPECIAL DISTRIBUTION

    On May 27, 1998 the Daimler-Benz shareholders approved, and on June 15, 1998 Daimler-Benz paid, a special distribution of [EURO] 10.23 ([EURO] 10.04 after adjustment to reflect the approximately 20% discount to market value at which the Daimler-Benz Ordinary Shares and ADS were sold in the rights offering) per Ordinary Share/ADS.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

RIGHTS OFFERING

    In June 1998, Daimler-Benz issued to holders of Daimler-Benz Ordinary Shares, ADS's and convertible debt securities, rights to acquire up to an aggregate of 52.4 million newly issued Daimler-Benz Ordinary Shares and on June 25, 1998, Daimler-Benz issued and sold 52.4 million Daimler-Benz Ordinary Shares for net proceeds of [EURO] 3,827. The rights issued by Daimler-Benz entitled the holders to purchase Daimler-Benz Ordinary Shares at approximately a 20% discount to the market price of Daimler-Benz Ordinary Shares. Basic and diluted earnings per Ordinary Share have been restated to reflect the dilutive effect resulting from the discount to market value at which the Daimler-Benz Ordinary Shares were sold in the rights offering.

TREASURY STOCK

    In November 1998, Chrysler contributed 23.5 million shares of its common stock to the Chrysler Corporation Retirement Master Trust, which serves as a funding medium for and holds the assets of various pension and retirement plans of Chrysler.

PREFERRED STOCK

    On July 24, 1998, Chrysler redeemed all of the outstanding Chrysler Depositary Shares representing its Series A Convertible Preferred Stock.

AUTHORIZED AND CONDITIONAL CAPITAL (DAIMLERCHRYSLER AG)

    Through April 30, 2003, the Board of Management is authorized, upon approval of the Supervisory Board, to increase capital stock by a total of up to [EURO] 256 (authorized capital (i)) and to issue shares of up to [EURO] 26 to employees (authorized capital (ii)). Up to December 31, 1999, and upon approval of the Supervisory Board, the Board of Management may issue capital stock of up to [EURO] 77 for the subscription of shareholders of the former Daimler-Benz Aktiengesellschaft (authorized capital (iii)).

    With respect to the 4.125% convertible notes and the 5.75% subordinated mandatory convertible notes described below, capital stock may be conditionally increased by up to [EURO] 43.7 in the period from July 1, 1998, up to the time the merger with Daimler-Benz Aktiengesellschaft became effective (conditional capital (iv)) and [EURO] 43.7 for conversions after this date (conditional capital (i)). A contingent increase of capital stock may also result upon conversions related to the 1996, 1997 and 1998 Stock Option Plans as described in Note 21. For this purpose, amounts of up to [EURO] 40.0 each are reserved for the period from July 1, 1998, up to the time the merger with Daimler-Benz Aktiengesellschaft became effective (conditional capital (v)) and for conversions after this date (conditional capital (ii)). In addition, DaimlerChrysler is authorized for future issuances of shares equaling up to [EURO] 102 of capital stock in connection with convertible bonds or bonds with warrants issued or guaranteed by April 30, 2003 (conditional capital (iii)).

CONVERTIBLE NOTES

    During 1996, DaimlerChrysler Luxembourg Capital S.A. (formerly: Daimler-Benz Capital (Luxembourg) AG), a subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO] 383 with a nominal value of [EURO] 511 each, including a total of 7,690,500 options which, on the basis of the option agreement, entitled the bearer of the option to subscribe for shares of Daimler-Benz AG. The option price per share (adjusted for the Merger) is [EURO] 42.67 in consideration of exchange of the notes or [EURO] 44.49 in cash. During 1998, options for the subscription of 5,027,002 (1997: 1,785; 1996: 36) newly issued Daimler-Benz Ordinary Shares have been exercised.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002 with a nominal amount of [EURO] 66.83 per note. These convertible notes represent a nominal amount of [EURO] 508 including 7,600,000 notes which may be converted (adjusted for the Merger) into 0.86631 newly issuable shares before June 4, 2002. Notes not converted by this date will be mandatorily converted at a conversion rate between 0.86631 and 1.25625 Ordinary Shares per note to be determined on the basis of the average market price for the shares during the last 20 trading days before June 8, 2002. During 1998, 3,713 (1997: 156) Daimler-Benz Ordinary Shares were issued upon exercise.

COMPREHENSIVE INCOME

    The changes in the components of other comprehensive income (loss) are as follows:

                                                                      Year ended December 31,
                                       -------------------------------------------------------------------------------------
                                                     1998                                 1997                      1996
                                       ---------------------------------  -------------------------------------  -----------

                                        Pretax    Tax effect      Net       Pretax      Tax effect       Net       Pretax
                                       ---------  -----------  ---------  -----------  -------------  ---------  -----------
Unrealized gain (loss) on securities:
  Unrealized holding gain (loss).....        659        (354)        305         439          (230)         209         105
  Reclassification adjustments.......       (103)         57         (46)       (106)           54          (52)        (13)
                                       ---------         ---   ---------       -----           ---    ---------       -----
Net unrealized gain (loss)...........        556        (297)        259         333          (176)         157          92
Foreign currency translation
  adjustment.........................     (1,402)         --      (1,402)      1,865            --        1,865       1,034
Minimum pension liability
  adjustment.........................         (2)          1          (1)          1            (.)           1          26
                                       ---------         ---   ---------       -----           ---    ---------       -----
Other comprehensive income (loss)....       (848)       (296)     (1,144)      2,199          (176)       2,023       1,152
                                       ---------         ---   ---------       -----           ---    ---------       -----
                                       ---------         ---   ---------       -----           ---    ---------       -----



                                        Tax effect       Net
                                       -------------  ---------
Unrealized gain (loss) on securities:
  Unrealized holding gain (loss).....          (60)          45
  Reclassification adjustments.......            6           (7)
                                                --
                                                      ---------
Net unrealized gain (loss)...........          (54)          38
Foreign currency translation
  adjustment.........................           --        1,034
Minimum pension liability
  adjustment.........................          (10)          16
                                                --
                                                      ---------
Other comprehensive income (loss)....          (64)       1,088
                                                --
                                                --
                                                      ---------
                                                      ---------

MISCELLANEOUS

    Minority stockholders of Dornier GmbH have the right to exchange their interest in Dornier for holdings of equal value in Daimler-Benz Luft- und Raumfahrt Holding AG or Ordinary Shares of DaimlerChrysler AG and such options are exercisable at any time.

    Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 1998, DaimlerChrysler management has proposed a distribution of [EURO] 2,356 ([EURO] 2.35 per share) of the 1998 earnings of DaimlerChrysler AG as a dividend to the stockholders.

21. Stock-Based Compensation

    The Group currently has variable stock option plans, which were originally approved by Daimler-Benz and have been converted to options for DaimlerChrysler Ordinary Shares and a Stock Appreciation Rights plan. Prior to the Merger, Chrysler had both fixed stock option and performance-based stock compensation plans. These plans were terminated as a result of the Merger and all outstanding options and awards were vested and converted to DaimlerChrysler Ordinary Shares. The Group accounts for all stock-based compensation plans in accordance with APB Opinion No. 25 and related interpretations.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

VARIABLE STOCK OPTION PLANS

    DaimlerChrysler established the 1998, 1997 and 1996 Stock Option Plans, which provide for the granting of options ("Stock Options") for the purchase of DaimlerChrysler Ordinary Shares to certain members of management, based on the shareholders' approvals of 1996 and 1997. The options granted under the Plan are evidenced by non-transferable convertible bonds with a principal amount of [EURO] 511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options have been held for a 24 month waiting period. The specific terms of these plans (adjusted for the Merger) are as follows:

Bonds
granted in      Due      Stated interest rate   Conversion price
-----------  ----------  ---------------------  ----------------
1996          July 2006             5.9%          [EURO] 42.62
1997          July 2007             5.3%          [EURO] 65.90
1998          July 2008             4.4%          [EURO] 92.30

    In 1997, a stockholder challenged the approval of the 1997 Stock Option Plan at the stockholders' meeting on May 28, 1997. A regional court in Stuttgart (the Landgericht) dismissed this case and a higher court in Stuttgart (the Oberlandesgericht) dismissed an appeal. The stockholder has subsequently appealed these decisions. The conversion rights for the 1997 and 1998 Stock Option Plans are exercisable only upon successful resolution of the stockholder legal action.

    Analysis of the Stock Options issued to management is as follows (shares in millions; adjusted for the Merger):

                                              1998                        1997                        1996
                                   --------------------------  --------------------------  --------------------------
                                                   Average                     Average                     Average
                                     Number      conversion      Number      conversion      Number      conversion
                                    of Stock      price per     of Stock      price per     of Stock      price per
                                     Options        share        Options        share        Options        share
                                   -----------  -------------  -----------  -------------  -----------  -------------
Balance at beginning of year.....         7.5         65.60           0.2         42.62            --            --
Bonds sold.......................         8.2         92.30           7.4         65.90           0.9         42.62
Converted........................          (.)        42.62          (0.1)        42.62          (0.7)        42.62
Repayment........................        (0.2)        72.22            (.)        65.90            (.)        42.62
                                          ---         -----           ---         -----           ---         -----
Outstanding at year-end..........        15.5         79.63           7.5         65.60           0.2         42.62
                                          ---         -----           ---         -----           ---         -----
                                          ---         -----           ---         -----           ---         -----
Exercisable at year-end..........         0.1         42.62           0.1         42.62           0.2         42.62
                                          ---         -----           ---         -----           ---         -----
                                          ---         -----           ---         -----           ---         -----

    At December 31, 1998, no additional convertible bonds may be subscribed under these plans.

    Compensation cost recognized in 1998 in connection with the variable stock option plans amounted to [EURO] 38 (1997: [EURO] 0; 1996: [EURO] 0).

STOCK APPRECIATION RIGHTS

    In conjunction with the consummation of the Merger, the Group implemented a new Stock Appreciation Rights plan ("SARs"). SARs provide eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

consummation of the Merger. SARs which replaced stock options that were exercisable at the time of the consummation of the Merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the Merger will become exercisable in two installments; 50 percent on the six-month and one-year anniversaries of the consummation date.

    A summary of the activity related to the SARs as of and for the year ended December 31, 1998 is presented below (shares in millions):

                                                                                  1998
                                                                       --------------------------
                                                                                    Weighted-avg.
                                                                         Number       exercise
                                                                         of SARs        price
                                                                       -----------  -------------
Granted..............................................................        22.3     $   75.56
Exercised............................................................        (0.1)        75.56
                                                                              ---        ------
Outstanding at year-end..............................................        22.2         75.56
                                                                              ---        ------
                                                                              ---        ------
SARs exercisable at year-end.........................................        11.3     $   75.56
                                                                              ---        ------
                                                                              ---        ------

    Compensation expense (benefit) is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares, the number of exercisable SARs and a pro-rata portion of the unexercisable SARs. Compensation expense recognized subsequent to the Merger for SARs was [EURO] 251 ($279).

CHRYSLER FIXED STOCK OPTION COMPENSATION PLANS

    A summary of the status of fixed stock option grants under Chrysler's stock-based compensation plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below (shares in millions):

                                                                 1998                      1997                      1996
                                                       ------------------------  ------------------------  ------------------------
                                                        Chrysler     Weighted-    Chrysler     Weighted-    Chrysler     Weighted-
                                                         shares       average      shares       average      shares       average
                                                          under      exercise       under      exercise       under      exercise
                                                         option        price       option        price       option        price
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at beginning of year.....................        30.7    $   27.71         28.5    $   23.68         29.4    $   19.40
Granted..............................................         9.2        39.82         10.1        33.72          9.2        28.66
Exercised............................................        (3.8)       23.38         (7.8)       20.92         (7.2)       16.11
Forfeited............................................        (0.1)       30.60         (0.1)       26.70         (2.9)       14.79
Converted to Daimler Chrysler shares.................       (36.0)       31.24           --           --           --           --
                                                            -----   -----------         ---   -----------         ---   -----------
Outstanding at year-end..............................          --           --         30.7        27.71         28.5        23.68
                                                            -----   -----------         ---   -----------         ---   -----------
                                                            -----   -----------         ---   -----------         ---   -----------
Options exercisable at year-end......................          --           --         13.4    $   23.43         13.3    $   20.12
                                                            -----   -----------         ---   -----------         ---   -----------
                                                            -----   -----------         ---   -----------         ---   -----------

    No compensation expense has been recognized for Chrysler fixed stock option grants since the options had exercise prices of not less than the market value of Chrysler's common stock at the date of grant.

CHRYSLER PERFORMANCE-BASED STOCK COMPENSATION PLAN

    Chrysler's stock-based compensation plans also provided for the awarding of Performance Shares, which rewarded attainment of performance objectives. Performance Shares were awarded at the commencement of a performance cycle (two to three years) to each eligible executive (officers and a limited number of senior

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

executives). At the end of each cycle, participants may earn no Performance Shares or a number of Performance Shares, ranging from a set minimum to a maximum of 150 percent of the award for that cycle, as determined by a committee of Chrysler's Board of Directors based on the Chrysler's performance in relation to the performance goals established at the beginning of the performance cycle.

    Compensation expense recognized for Performance Share awards (since the awards had no exercise price) was [EURO] 65 ($72), [EURO] 18 ($20) and [EURO] 23 ($30) for 1998, 1997 and 1996, respectively. Unearned Chrysler Performance Share awards outstanding at the date of the Merger and December 31, 1997 and 1996 were
1.9 million, 0.9 million and 0.8 million, respectively. As a result of the Merger, all Performance Shares were vested and converted to DaimlerChryler Ordinary Shares.

MISCELLANEOUS

    If compensation expense for stock-based compensation had been based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS 123, "Accounting for Stock Based Compensation," the Group's net income and basic and diluted earnings per share would have been reduced by approximately [EURO] 127 and [EURO] 25 (basic earnings per share: [EURO] 0.13 and [EURO] 0.03; diluted earnings per share: [EURO] 0.13 and [EURO] 0.03) in 1998 and 1997, respectively. The pro forma effect on the Group's consolidated net income and basic and diluted earnings per share for 1996 was not material.

    The fair value of the variable stock options was calculated at the grant date based on a trinomial tree option pricing model which considers the terms of the issuance. The underlying assumptions and the resulting fair value per option are as follows (at grant date):

                                                                         1998         1997
                                                                      -----------  ----------
Expected dividend yield.............................................         2.45%       0.83%
Expected volatility.................................................         35.2%       26.2%
Risk-free interest rate.............................................         4.09%       3.65%
Expected lives (in years)...........................................            2           2
                                                                           [EURO]      [EURO]
Fair value per option...............................................        19.38       11.76

    The fair value of each Chrysler fixed stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants and resulting fair values in 1998, 1997 and 1996:

                                                                        1998       1997       1996
                                                                      ---------  ---------  ---------
Expected dividend yield.............................................        4.0%       4.7%       4.8%
Expected volatility.................................................         29%        26%        31%
Risk-free interest rate.............................................        5.7%       6.2%       6.7%
Expected lives (in years)...........................................          5          5          5
Fair value per option...............................................  $    9.20  $    6.79  $    6.87

    Since Chrysler's fixed stock option grants did not vest, except upon retirement or a change in corporate control, compensation expense was recognized over the expected life of the option (i.e., five years).

    The fair value of each Performance Share award was estimated at the date of grant based on the market value of a share of Chrysler common stock on the date of grant. Performance Share awards were recognized over performance cycles of two to three years. However, because all outstanding fixed stock option and Performance

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

Share grants were vested as of the date of the Merger, for purposes of SFAS 123, all remaining compensation expense was recognized in 1998.

22. Accrued Liabilities

    Accrued liabilities are comprised of the following:

                                                                     At December 31,
                                                      ----------------------------------------------
                                                               1998                    1997
                                                      ----------------------  ----------------------

                                                                  Due after               Due after
                                                        Total     one year      Total     one year
                                                      ---------  -----------  ---------  -----------
Pension plans and similar obligations
  (see Note 22 a)...................................     16,618      15,714      17,821      16,963
Income and other taxes..............................      1,122         246       1,006         302
Other accrued liabilities (see Note 22 b)...........     16,889       6,464      16,960       7,076
                                                      ---------  -----------  ---------  -----------
                                                         34,629      22,424      35,787      24,341
                                                      ---------  -----------  ---------  -----------
                                                      ---------  -----------  ---------  -----------

A) PENSION PLANS AND SIMILAR OBLIGATIONS

    Pension plans and similar obligations are comprised of the following components:

                                                                              At December 31,
                                                                            --------------------
                                                                              1998       1997
                                                                            ---------  ---------
Pension liabilities (pension plans).......................................      9,148      8,739
Accrued postretirement health and life insurance benefits.................      7,020      8,818
Other pension liabilities.................................................        450        264
                                                                            ---------  ---------
                                                                               16,618     17,821
                                                                            ---------  ---------
                                                                            ---------  ---------

    In 1998 the accrued postretirement benefits mainly decreased due to contributions to a Voluntary Employees' Beneficiary Association ("VEBA") trust in 1998, 1997 and 1996 totalling [EURO] 1,498 which are now designated for the payment of postretirement health care benefits and therefore appropriated to plan assets.

    PENSION PLANS

    The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

    At December 31, 1998, plan assets were invested in diversified portfolios that consisted primarily of real estate, debt and equity securities, including
14.4 million shares of DaimlerChrysler Ordinary Shares with a market value of [EURO] 1,197 in a U.S. plan, which were contributed in connection with the Merger (see Note 20).

    Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans.

    The following information with respect to the Group's pension plans is presented by U.S. Plans and Non-U.S. Plans which are principally comprised of plans in Germany. The schedules are in accordance with SFAS 132 which does not change the method of accounting for such plans.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    In 1998 DaimlerChrysler used the rates of the new Heubeck mortality tables for the valuation of the German pension liabilities. The mortality assumptions reflect longer living expectations as well as lower levels of disability, which resulted in a significant increase in actuarial losses for Non-U.S. Plans in 1998.

                                                               At December 31, 1998          At December 31, 1997
                                                            ---------------------------  ----------------------------
                                                            U.S. Plans   Non-U.S. Plans  U.S. Plans   Non-U.S. Plans
                                                            -----------  --------------  -----------  ---------------
Change in projected benefit obligations:
  Projected benefit obligations at beginning of year......      14,235         13,048        11,430         11,881
    Foreign currency exchange rate changes................      (1,001)          (211)        1,757            178
    Service cost..........................................         378            309           261            277
    Interest cost.........................................         931            834           899            817
    Plan amendments.......................................          43             39            35              3
    Actuarial losses......................................         658            849           683            450
    Effect of curtailments/settlements....................          --              1            --             --
    Acquisitions and other................................        (143)           132             2            (20)
    Benefits paid.........................................        (898)          (595)         (832)          (538)
                                                            -----------        ------    -----------        ------
  Projected benefit obligations at end of year............      14,203         14,406        14,235         13,048
                                                            -----------        ------    -----------        ------
                                                            -----------        ------    -----------        ------
Change in plan assets:
  Fair value of plan assets at beginning of year..........      16,231          4,521        12,608          3,947
    Foreign currency exchange rate changes................      (1,220)          (190)        1,957            192
    Actual return on plan assets..........................       2,254            526         2,445            591
    Employer contributions................................       1,300              5            33             60
    Plan participant contributions........................          --             20            15              1
    Acquisitions and other................................        (115)           122             9            (60)
    Benefits paid.........................................        (897)          (235)         (836)          (210)
                                                            -----------        ------    -----------        ------
  Fair value of plan assets at end of year................      17,553          4,769        16,231          4,521
                                                            -----------        ------    -----------        ------
                                                            -----------        ------    -----------        ------

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                                      At December 31, 1998      At December 31, 1997
                                                                    ------------------------  ------------------------
                                                                                  Non-U.S.                  Non-U.S.
                                                                    U.S. Plans      Plans     U.S. Plans      Plans
                                                                    -----------  -----------  -----------  -----------
Funded status(1)..................................................      (3,349)       9,637       (1,996)       8,527
Unrecognized actuarial net gains (losses).........................         344       (1,012)         130         (443)
Unrecognized prior service cost...................................      (1,436)        (102)      (1,700)        (130)
Unrecognized net obligation (net assets) at date of initial
  application.....................................................        (353)          (4)        (506)          (6)
                                                                    -----------  -----------  -----------       -----
Net amount recognized.............................................      (4,794)       8,519       (4,072)       7,948
                                                                    -----------  -----------  -----------       -----
                                                                    -----------  -----------  -----------       -----
Amounts recognized in the consolidated balance sheets
  consist of:
  Prepaid pension cost............................................      (4,816)        (493)      (4,074)        (621)
  Accrued pension liability.......................................         136        9,012          170        8,569
  Intangible assets...............................................         (94)          --         (135)          --
  Accumulated other comprehensive income..........................         (20)          --          (33)          --
                                                                    -----------  -----------  -----------       -----
Net amount recognized.............................................      (4,794)       8,519       (4,072)       7,948
                                                                    -----------  -----------  -----------       -----
                                                                    -----------  -----------  -----------       -----

------------------------------

(1) Difference between the projected benefit obligations and the fair value of plan assets.

    Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted-average assumptions used in calculating the actuarial values for the principal pension plans were as follows:

                                                                      1998                          1997                  1996
                                                          ----------------------------  ----------------------------  -------------
                                                                           Non-U.S.                      Non-U.S.
                                                          U.S. Plans %      Plans %     U.S. Plans %      Plans %     U.S. Plans %
                                                          -------------  -------------  -------------  -------------  -------------
Weighted-average assumptions as of December 31:
  Discount rate.........................................          6.5            6.0            6.8            6.5            7.3
  Expected return on plan assets........................          9.7            8.1            9.7            8.1            9.7
  Rate of compensation increase.........................          5.9            3.3            6.0            3.7            6.0


                                                            Non-U.S.
                                                             Plans %
                                                          -------------
Weighted-average assumptions as of December 31:
  Discount rate.........................................          6.8
  Expected return on plan assets........................          8.1
  Rate of compensation increase.........................          3.8

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    The components of net periodic pension cost were as follows:

                                                                    1998                      1997               1996
                                                          ------------------------  ------------------------  -----------
                                                                        Non-U.S.                  Non-U.S.
                                                          U.S. Plans      Plans     U.S. Plans      Plans     U.S. Plans
                                                          -----------  -----------  -----------  -----------  -----------
Service cost............................................         378          309          261          277          246
Interest cost...........................................         931          834          899          817          721
Expected return on plan assets..........................      (1,391)        (326)      (1,265)        (305)      (1,001)
Amortization of:
  Unrecognized net actuarial losses.....................          41           37           20           33           57
  Unrecognized prior service cost.......................         165           22          176           18          120
  Unrecognized net obligation...........................         124            2          123            2          105
  Other.................................................           2           (2)          18            3          116
                                                          -----------         ---   -----------         ---   -----------
Net periodic pension cost...............................         250          876          232          845          364
                                                          -----------         ---   -----------         ---   -----------
                                                          -----------         ---   -----------         ---   -----------


                                                           Non-U.S.
                                                             Plans
                                                          -----------
Service cost............................................         289
Interest cost...........................................         802
Expected return on plan assets..........................        (274)
Amortization of:
  Unrecognized net actuarial losses.....................          23
  Unrecognized prior service cost.......................          18
  Unrecognized net obligation...........................           2
  Other.................................................           4
                                                                 ---
Net periodic pension cost...............................         864
                                                                 ---
                                                                 ---

    The projected benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were [EURO] 13,391 and [EURO] 3,497, respectively, as of December 31, 1998 and [EURO] 12,048 and [EURO] 3,283 respectively, as of December 31, 1997.

    OTHER POSTRETIREMENT BENEFITS

    Certain DaimlerChrysler operations in North America provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified periodically.

    At December 31, 1998 plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    The following information with respect to the Group's postretirement benefit plans is presented by U.S. Plans and Non-U.S. Plans; the latter concerning Canadian companies. The schedules are in accordance with SFAS 132 which does not change the method of accounting for such plans.

                                                                           At December 31, 1998      At December 31, 1997
                                                                         ------------------------  ------------------------
                                                                                       Non-U.S.                  Non-U.S.
                                                                         U.S. Plans      Plans     U.S. Plans      Plans
                                                                         -----------  -----------  -----------  -----------
Change in accumulated postretirement benefit obligations:
  Accumulated postretirement benefit obligations at beginning
    of year............................................................       8,950          717        7,508          528
    Foreign currency exchange rate changes.............................        (713)         (50)       1,157           81
    Service cost.......................................................         173           16          153           11
    Interest cost......................................................         598           48          548           44
    Plan participant contributions.....................................          --           --           --           --
    Plan amendments....................................................         279            1         (302)           2
    Actuarial losses...................................................         348           25          291           99
    Acquisitions and other.............................................          --          (52)           1          (27)
    Benefits paid......................................................        (431)         (23)        (406)         (21)
                                                                              -----          ---        -----          ---
  Accumulated postretirement benefit obligations at end of year........       9,204          682        8,950          717
                                                                              -----          ---        -----          ---
                                                                              -----          ---        -----          ---

Change in plan assets:
  Fair value of plan assets at beginning of year.......................          91           --           66           --
    Foreign currency exchange rate changes.............................         (24)          --           11           --
    Actual return on plan assets.......................................          13           --           12           --
    Employer contributions.............................................       1,498           --            5           --
    Benefits paid......................................................          (4)          --           (3)          --
                                                                              -----          ---        -----          ---
  Fair value of plan assets at end of year.............................       1,574           --           91           --
                                                                              -----          ---        -----          ---
                                                                              -----          ---        -----          ---

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                                                        At December 31,
                                                                       --------------------------------------------------
                                                                                 1998                      1997
                                                                       ------------------------  ------------------------

                                                                                     Non-U.S.                  Non-U.S.
                                                                       U.S. Plans      Plans     U.S. Plans      Plans
                                                                       -----------  -----------  -----------  -----------
  Funded status(1)...................................................       7,629          682        8,859          717
  Unrecognized actuarial net losses..................................        (800)        (214)        (494)        (232)
  Unrecognized prior service cost....................................        (269)          (8)         (25)          (7)
                                                                            -----          ---        -----          ---
  Net amount recognized..............................................       6,560          460        8,340          478
                                                                            -----          ---        -----          ---
                                                                            -----          ---        -----          ---

------------------------

(1) Difference between the accumulated postretirement obligations and the fair value of plan assets.

    The amount recognized in the consolidated balance sheets consists only of accrued postretirement health and life insurance benefits.

                               DaimlerChrysler AG

               (in millions of [EURO], except per share amounts)

    Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated. The weighted-average assumptions used in calculating the actuarial values for the postretirement benefit plans were as follows:

                                                                      1998                          1997                  1996
                                                          ----------------------------  ----------------------------  -------------
                                                                           Non-U.S.                      Non-U.S.
                                                          U.S. Plans %      Plans %     U.S. Plans %      Plans %     U.S. Plans %
                                                          -------------  -------------  -------------  -------------  -------------
Weighted-average assumptions as of December 31:
  Discount rate.........................................          6.5            6.3            6.8            6.5            7.3
  Expected return on plan assets........................         10.0             --            8.5             --            8.5
  Health care inflation rate in following (or "base")
    year................................................          6.0            5.1            6.5            5.9            6.0
  Ultimate health care inflation rate (2002)............          5.0            4.7            5.0            4.8            5.1


                                                            Non-U.S.
                                                             Plans %
                                                          -------------
Weighted-average assumptions as of December 31:
  Discount rate.........................................          6.5
  Expected return on plan assets........................           --
  Health care inflation rate in following (or "base")
    year................................................          6.0
  Ultimate health care inflation rate (2002)............          5.1

    The components of net periodic postretirement benefit cost were as follows:

                                                                      1998                          1997                  1996
                                                          ----------------------------  ----------------------------  -------------
                                                                           Non-U.S.                      Non-U.S.
                                                           U.S. Plans        Plans       U.S. Plans        Plans       U.S. Plans
                                                          -------------  -------------  -------------  -------------  -------------
  Service cost..........................................          173             16            153             11            147
  Interest cost.........................................          598             48            548             44            489
  Expected return on plan assets........................           (6)            --             (5)            --             --
  Amortization of:
    Unrecognized net actuarial losses (gains)...........            3             11             (1)            --             (6)
    Unrecognized prior service cost.....................           24             (1)             1              3             15
    Unrecognized net asset..............................           --             --             (1)            --            (24)
    Other...............................................           --             --              2             --              5
                                                                                  --                            --
                                                                  ---                           ---                           ---
  Net periodic postretirement benefit cost..............          792             74            697             58            626
                                                                                  --                            --
                                                                                  --                            --
                                                                  ---                           ---                           ---
                                                                  ---                           ---                           ---

                                                            Non-U.S.
                                                              Plans
                                                          -------------
  Service cost..........................................            8
  Interest cost.........................................           38
  Expected return on plan assets........................           --
  Amortization of:
    Unrecognized net actuarial losses (gains)...........           --
    Unrecognized prior service cost.....................            3
    Unrecognized net asset..............................           (1)
    Other...............................................           --
                                                                   --
  Net periodic postretirement benefit cost..............           48
                                                                   --
                                                                   --

    The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

                                                                                      1-Percentage-     1-Percentage-
                                                                                     Point Increase    Point Decrease
                                                                                     ---------------  -----------------
Effect on total of service and interest cost components............................           111               (91)
Effect on accumulated postretirement benefit obligations...........................         1,067              (876)

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    PREPAID EMPLOYEE BENEFITS

    In December 1998, DaimlerChrysler prepaid certain 1999 nonpension employee benefits by contributing [EURO] 292 to a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of postretirement health care benefits. Also in 1998, [EURO] 1,206 of the amounts contributed to the VEBA in 1997 and 1996 were designated and restricted for the payment of postretirement health care benefits. Therefore in 1998 the total of [EURO] 1,498 were assigned to the plan assets of the postretirement health care and life insurance benefit plans. In December 1997, Chrysler prepaid certain 1998 nonpension employee benefits by contributing [EURO] 975 to a VEBA trust and other employee benefit plans. In December 1996, DaimlerChrysler prepaid certain 1997 nonpension employee benefits by contributing [EURO] 846 to a VEBA trust and other employee benefit plans.

B) OTHER ACCRUED LIABILITIES

    Other accrued liabilities consisted of the following:

                                                                                                  At December 31,
                                                                                                --------------------
                                                                                                  1998       1997
                                                                                                ---------  ---------
Accrued warranty costs and price risks........................................................      6,386      6,363
Accrued losses on uncompleted contracts.......................................................        762        646
Restructuring.................................................................................        635        728
Accrued personnel and social costs............................................................      2,263      2,035
Other.........................................................................................      6,843      7,188
                                                                                                ---------  ---------
                                                                                                   16,889     16,960
                                                                                                ---------  ---------
                                                                                                ---------  ---------

Accruals for restructuring comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

                                                                                    Termination     Exit        Total
                                                                                     benefits       costs    liabilities
                                                                                   -------------  ---------  -----------
Balance at January 1, 1996.......................................................          832          226       1,058
Utilizations and transfers.......................................................         (284)         (26)       (310)
Reductions.......................................................................         (194)         (17)       (211)
Additions........................................................................          216          180         396
                                                                                         -----    ---------       -----
Balance at December 31, 1996.....................................................          570          363         933
Utilizations and transfers.......................................................         (269)        (187)       (456)
Reductions.......................................................................          (45)         (37)        (82)
Additions........................................................................          299           34         333
                                                                                         -----    ---------       -----
Balance at December 31, 1997.....................................................          555          173         728
Utilizations and transfers.......................................................         (242)        (110)       (352)
Reductions.......................................................................          (12)         (19)        (31)
Additions........................................................................          259           31         290
                                                                                         -----    ---------       -----
Balance at December 31, 1998.....................................................          560           75         635
                                                                                         -----    ---------       -----
                                                                                         -----    ---------       -----

    In connection with the Group's restructuring, provisions were recorded for termination benefits of [EURO] 259 (1997: [EURO] 299; 1996: [EURO] 216), in 1998 principally within the Automotive Business of the former Daimler-Benz Group and DaimlerChrysler Aerospace, in 1997 principally within the Automotive Business of the former Daimler-Benz

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

Group and 1996 principally within the Automotive Business of the former Daimler-Benz Group, AEG-DBI and DaimlerChrysler Aerospace. In connection with these restructuring efforts, the Group effected workforce reductions of approximately 7,100 employees (1997: 6,600; 1996: 11,800) and paid termination benefits of [EURO] 413 (1997: [EURO] 503; 1996: [EURO] 381), of which [EURO] 242
(1997: [EURO] 269; 1996: [EURO] 284) were charged against previously established liabilities. At December 31, 1998 the Group had liabilities for estimated future terminations for approximately 9,500 employees.

    During 1996, the aerospace industry experienced a significant increase in demand. As a consequence, higher production requirements resulted, especially for DaimlerChrysler Aerospace Airbus GmbH, in a reduction of approximately [EURO] 153 in certain restructuring provision made in 1995.

    Exit costs in 1998 and 1997 primarily result from the restructuring of directly managed businesses. In 1996 they relate exclusively to the restructuring of businesses of the former AEG-DBI.

23. Financial Liabilities

                                                                      Weighted                       At December 31,
                                                                       average                     --------------------
                                                                  interest rate (%)   Maturities     1998       1997
                                                                 -------------------  -----------  ---------  ---------
Notes/Bonds....................................................             5.8                        3,207      3,030
Commercial paper...............................................             5.4                       11,015      8,991
Liabilities to financial institutions..........................             5.2                        4,999      4,420
Liabilities to affiliated companies............................                                          158         29
Loans, other financial liabilities.............................                                          319        406
Liabilities from capital lease and residual value guarantees...                                          777        465
                                                                                                   ---------  ---------
Short-term financial liabilities (due within one year).........                                       20,475     17,341
                                                                                                   ---------  ---------
Notes/Bonds of which due in more than five years: [EURO] 2,605
  (1997: [EURO] 3,472).........................................             6.1         2000-2097     14,576     12,671
Liabilities to financial institutions of which due in more than
  five years: [EURO] 2,185 (1997: [EURO] 1,492)................             5.8         2000-2019      4,311      3,485
Liabilities to affiliated companies of which due in more than
  five years: [EURO] 28 (1997: [EURO] 87)......................                                          171        283
Loans, other financial liabilities of which due in more than
  five years: [EURO] 36 (1997: [EURO] 35)......................                                           64         55
Liabilities from capital lease and residual value guarantees of which due in more than five years: [EURO] 228 (1997: [EURO]
  307).........................................................                                          833        540
                                                                                                   ---------  ---------
Long-term financial liabilities................................                                       19,955     17,034
                                                                                                   ---------  ---------
                                                                                                      40,430     34,375
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

    Commercial paper is denominated in [EURO] and U.S. dollars and includes accrued interest. Bonds and liabilities to financial institutions are largely secured by mortgage conveyance, liens and assignment of receivables of approximately [EURO] 1,526 (1997: [EURO] 1,190).

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

                                                                                                                       there-
                                                                 1999       2000       2001       2002       2003       after
                                                               ---------  ---------  ---------  ---------  ---------  ---------
Financial liabilities........................................     20,475      5,749      4,226      3,358      1,541      5,081

    At December 31, 1998, the Group had unused short-term credit lines of [EURO] 7,984 (1997: [EURO] 11,027) and unused long-term credit lines of [EURO] 10,903 (1997: [EURO] 11,047).

24. Trade Liabilities

                                                            At December 31, 1998               At December 31, 1997
                                                  -----------------------------------------  ------------------------
                                                               Due after       Due after                  Due after
                                                    Total      one year       five years       Total      one year
                                                  ---------  -------------  ---------------  ---------  -------------
Trade liabilities...............................     12,848           54               1        12,026           32


                                                     Due after
                                                    five years
                                                  ---------------
Trade liabilities...............................             2

25. Other Liabilities

                                                                       At December 31, 1998              At December 31, 1997
                                                              ---------------------------------------  ------------------------
                                                                           Due after      Due after                 Due after
                                                                Total      one year      five years      Total      one year
                                                              ---------  -------------  -------------  ---------  -------------
Liabilities to affiliated companies.........................        349           --             --          553           --
Liabilities to related companies............................        665           20             11          956           19
Other liabilities...........................................      8,235          587              2        6,403          815
                                                                                                 --
                                                              ---------          ---                   ---------          ---
                                                                  9,249          607             13        7,912          834
                                                                                                 --
                                                                                                 --
                                                              ---------          ---                   ---------          ---
                                                              ---------          ---                   ---------          ---

                                                                 Due after
                                                                five years
                                                              ---------------
Liabilities to affiliated companies.........................            --
Liabilities to related companies............................            12
Other liabilities...........................................            16
                                                                        --
                                                                        28
                                                                        --
                                                                        --

    Liabilities to related companies are primarily obligations of DaimlerChrysler Aerospace Airbus GmbH to Airbus Industrie G.I.E., Toulouse.

    Other liabilities include payroll obligations of the month of December and related tax liabilities. As of December 31, 1998, tax liabilities include employee withholding taxes of [EURO] 1,025 (1997: [EURO] 711) and social benefits due of [EURO] 759 (1997: [EURO] 659).

26. Deferred Income

    As of December 31, 1998, [EURO] 986 of the total deferred income mature after more than one year (1997: [EURO] 1,321).

OTHER NOTES

27. Litigation and Claims

    Various claims and legal proceedings have been asserted or instituted against the Group, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

28. Commitments and Contingencies

    Commitments and contingencies are presented at their contractual values and include the following:

                                                                               At December 31,
                                                                             --------------------
                                                                               1998       1997
                                                                             ---------  ---------
Guarantees.................................................................      2,449      2,107
Notes payable..............................................................        103        100
Contractual guarantees.....................................................        500        829
Pledges of indebtedness of others..........................................        307        186
                                                                             ---------  ---------
                                                                                 3,359      3,222
                                                                             ---------  ---------
                                                                             ---------  ---------

    Contingent liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies. DaimlerChrysler Aerospace is also obligated to make certain guaranteed dividend payments to minority shareholders.

    DaimlerChrysler is subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against DaimlerChrysler concerning environmental matters. Estimates of future costs of such environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which DaimlerChrysler may have remediation responsibility and the apportionment and collectibility of remediation costs among responsible parties.

    DaimlerChrysler establishes reserves for these environmental matters when a loss is probable and reasonably estimable. It is reasonably possible that the final resolution of some of these matters may require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on DaimlerChrysler's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, DaimlerChrysler believes that any resulting adjustment should not materially affect its consolidated financial position.

    DaimlerChrysler periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. DaimlerChrysler establishes reserves for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized. The estimated future costs of these actions is based primarily on prior experience. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action, and the nature of the corrective action which may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a material effect on DaimlerChrysler's consolidated operating results for the particular reporting period in which an adjustment of the

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

estimated reserve is recorded, DaimlerChrysler believes that any such adjustment should not materially affect its consolidated financial position.

    In connection with the development of aircraft, DaimlerChrysler Aerospace Airbus GmbH ("DA") is committed to Airbus Industrie to incur future development costs. At December 31, 1998, the remaining commitment not recorded in the financial statements aggregated [EURO] 316.

    Airbus Industries G.I.E. ("Airbus consortium") has given a performance guarantee to Agence Executive, the French government agency overseeing Airbus; such performance guarantee has been assumed by DA to the extent of its 37.9% participation in the Airbus consortium.

    At December 31, 1998, in connection with DA's participation in the Airbus consortium, DA was contingently liable related to the Airbus consortium's irrevocable financing commitments in respect of aircraft on order, including options, for delivery in the future. In addition, DA was also contingently liable related to credit guarantees and participations in financing receivables of the Airbus consortium under customer finance programs. When entering into such customer financing commitments, the Airbus consortium has generally established a secured position in the aircraft being financed. The Airbus consortium and DA believe that the estimated fair value of the aircraft securing such commitments would substantially offset any potential losses from the commitments. Based on experience, the probability of material losses from such customer financing commitments is considered remote.

    DA's obligations under the foregoing financing commitments of the Airbus consortium are joint and several with its other partners in the consortium. In the event that Airbus, despite the underlying collateral, should be unable to honor its obligations, each consortium partner would be jointly and severally liable to third parties without limitation. Between the consortium partners, the liability is limited to each partner's proportionate share in Airbus.

    In 1989, the Group acquired Messerschmitt-Boelkow-Blohm GmbH ("MBB"), which included DaimlerChrysler Aerospace Airbus GmbH (then known as Deutsche Airbus
GmbH) which was and continues to be the German participant in Airbus Industrie. In connection with this acquisition, the Government of the Federal Republic of Germany undertook responsibility for certain financial obligations of MBB and DaimlerChrysler Aerospace Airbus GmbH and agreed to provide certain ongoing limited financial assistance for development programs and other items. Such undertakings, advances and assistance were to be repaid by DaimlerChrysler Aerospace Airbus GmbH on a contingent basis equal to 40% of the prior year's pretax profit, as defined in the agreement with the Government, beginning in 2001, and royalty payments based on sales of aircraft.

    During 1998 and 1997, DaimlerChrysler Aerospace Airbus GmbH settled these contingent obligations with the Federal Republic of Germany for payments of [EURO] 895 and [EURO] 716, respectively. The 1998 settlement, which resulted in the complete discharge of all remaining obligations to the German Federal Government, related to the Airbus A300/310 and A330/340 series aircraft as well as to financial assistance not related to development, while the 1997 settlement related primarily to the A320 aircraft and derivatives. Of the foregoing settlement payments, [EURO] 229 and [EURO] 369 were expensed in 1998 and 1997, respectively. The remainder of the settlement payments were capitalized and are being amortized over those aircraft to be delivered in the future to which the settlements related.

    In connection with certain production programs the Group has committed to certain levels of outsourced manufactured parts and components over extended periods at market prices. The Group may be required to compensate suppliers in the event the committed volumes are not purchased.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    In the normal course of business, the Group sells to third parties certain of its receivables from financial services. During the year ended December 31, 1998 the Group sold financial receivables for proceeds of [EURO] 40,863 (1997:
[EURO] 44,336). In connection with such sales, the Group remained liable under recourse provisions for [EURO] 182 (1997: [EURO] 161).

    The Group is jointly and severally liable for certain non-incorporated companies, partnerships, and project groups.

    Total rentals under operating leases, charged as an expense in the statement of income, amounted to [EURO] 984 (1997: [EURO] 910; 1996: [EURO] 826). Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 1998 are as follows:

                                                                                Operating leases
                                                                               -------------------
1999.........................................................................             543
2000.........................................................................             371
2001.........................................................................             283
2002.........................................................................             218
2003.........................................................................             168
thereafter...................................................................             870

29. Information About Financial Instruments

A) USE OF FINANCIAL INSTRUMENTS

    In the course of day-to-day financial management, DaimlerChrysler purchases financial instruments, such as financial investments, variable- and fixed-interest bearing securities and stock, forward exchange contracts and currency options. The Group also sells financial instruments such as eurobonds, commercial paper and euro-medium-term-notes. As a consequence, the Group may be exposed to risks from changes in interest and currency exchange rates as well as share prices. DaimlerChrysler uses derivative financial instruments to reduce such risks. Without the use of these instruments the Group's market risks would be higher.

    Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk assessment procedures and controls for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities and settlement, accounting and controlling.

    Market risk in portfolio management is quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market values, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods. The maximum acceptable market risk is established by senior management in the form of risk capital, approved for a period not exceeding one year. Adherence to risk capital limitations is regularly monitored.

B) NOTIONAL AMOUNTS AND CREDIT RISK

    The contract or notional amounts shown below do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

    The notional amounts of off-balance sheet financial instruments are as follows:

                                                                             At December 31,
                                                                           --------------------
                                                                             1998       1997
                                                                           ---------  ---------
Currency contracts.......................................................     28,204     22,912
Interest rate contracts..................................................     26,162     30,093

    Currency contracts include foreign exchange forward and option contracts which are mainly utilized to hedge existing receivables and liabilities, firm commitments and anticipated transactions denominated in foreign currencies (principally U.S. dollars, Japanese Yen and major European currencies). The objective of the Group's hedging transactions is to reduce the market risk of its foreign denominated future cash flows to exchange rate fluctuations. The Group has entered into currency contracts for periods of one to five years.

    The Group enters into interest and interest rate cross-currency swaps, interest rate forward and futures contracts and interest rate options in order to safeguard financial investments against fluctuating interest rates as well as to reduce funding costs, to diversify sources of funding, or to alter interest rate exposures arising from mismatches between assets and liabilities.

    The Group may be exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Group's financial instruments represent, in general, international financial institutions. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. The Group believes the overall credit risk related to utilized derivatives is insignificant.

C)  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market exchange.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

    The carrying amounts and fair values of the Group's financial instruments are as follows:

                                                                     At December 31, 1998    At December 31, 1997
                                                                    ----------------------  ----------------------
                                                                     Carrying      Fair      Carrying      Fair
                                                                      amount       value      amount       value
                                                                    -----------  ---------  -----------  ---------
Balance Sheet Financial Instruments:
  Assets:
    Financial assets..............................................         912         912       1,485       1,485
    Receivables from financial services...........................      26,468      26,460      21,717      21,818
    Securities....................................................      12,160      12,160      10,180      10,180
    Cash and cash equivalents.....................................       6,590       6,590       6,809       6,809
    Other.........................................................         261         261         336         336
  Liabilities:
    Financial liabilities.........................................      40,430      40,459      34,375      35,236

Off-Balance Sheet Financial Instruments:
  Assets:
    Currency contracts............................................         338         744         173         367
    Interest rate contracts.......................................          97         309          60         116
  Liabilities:
    Currency contracts............................................         268         349         535         972
    Interest rate contracts.......................................          19         303          48         222

    In determining the fair values of derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration. At December 31, 1998 and 1997, the Group had deferred net unrealized gains (losses) on forward currency exchange contracts and options of [EURO] 325 and [EURO] (243), respectively, purchased against firm foreign currency denominated sales commitments extending for varying periods between three and twenty-four months.

    The carrying amounts of cash, other receivables and accounts payable approximate fair values due to the short-term maturities of these instruments.

    The methods and assumptions used to determine the fair values of other financial instruments are summarized below:

    FINANCIAL ASSETS AND SECURITIES -- Fair value of securities in the portfolio was estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as certain of these investments are not publicly traded and determination of fair values is impracticable.

    RECEIVABLES FROM FINANCIAL SERVICES -- The carrying amount of variable rate finance receivables was estimated to approximate fair value since they are priced at current market rates. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the current rates at which comparable loans of similar maturity would be obtained made as of December 31, 1998 and 1997.

    The fair values of residual cash flows and other subordinated amounts arising from receivable sale transactions were estimated by discounting expected cash flows at current market rates.

    FINANCIAL LIABILITIES -- Fair value of publicly traded debt was estimated using quoted market prices. The fair value of other long-term notes and bonds was estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

    INTEREST RATE CONTRACTS -- The fair values of existing instruments to hedge interest rate risks (e.g. interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

    CURRENCY CONTRACTS -- The fair value of forward foreign exchange contracts is based on average spot exchange rates that consider forward premiums or discounts. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

D)  ACCOUNTING FOR AND REPORTING EARNINGS OF FINANCIAL INSTRUMENTS

    The earnings of the Group's on-balance sheet financial instruments, with the exception of receivables from financial services, are recognized in financial income, net. Income on receivables from financial services are recognized as revenues. The carrying amounts of the on-balance sheet financial instruments are included in the consolidated balance sheets under their related captions. The carrying amounts of off-balance sheet financial instruments are included under other assets and accrued liabilities.

    Financial instruments, including derivatives, purchased to offset the Group's exposure to identifiable and committed transactions with price, interest or currency risks are accounted for together with the underlying business transactions ("hedge accounting"). Gains and losses on forward contracts and options hedging firm foreign currency commitments are deferred off-balance sheet and are recognized as a component of the related transactions, when recorded (the"deferral method"). However, a loss is not deferred if deferral would lead to the recognition of a loss in future periods.

    In the event of an early termination of a currency exchange agreement designated as a hedge, the gain or loss continues to be deferred and is included in the settlement of the underlying transaction.

    Interest differentials paid or received under interest rate swaps purchased to hedge interest risks on debt are recorded as adjustments to the effective yields of the underlying debt ("accrual method").

    In the event of an early termination of an interest rate related derivative designated as a hedge, the gain or loss is deferred and recorded as an adjustment to interest income, net over the remaining term of the underlying transaction.

    All other financial instruments, including derivatives, purchased to offset the Group's net exposure to price, interest or currency risks, but which are not designated as hedges of specific assets, liabilities or firm commitments are marked to market and any resulting unrealized gains and losses are recognized currently in financial income, net.

    Derivatives purchased by the Group under macro-hedging techniques, as well as those purchased to offset the Group's exposure to anticipated cash flows, do not generally meet the requirements for applying hedge accounting and are, accordingly marked to market at each reporting period with unrealized gains and losses recognized in financial income, net. At such time that the Group meets the requirements for hedge accounting and designates the derivative financial instrument as a hedge of a committed transaction, subsequent unrealized gains and losses would be deferred and recognized along with the effects of the underlying transaction.

30. Segment Reporting

    Effective January 1, 1998, the Group adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." Segment data for 1997 and 1996 has been restated.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

    Information with respect to the Group's industry segments follows:

    PASSENGER CARS MERCEDES-BENZ, SMART. This segment includes activities related mainly to the development, manufacture and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz and Smart as well as related parts and accessories.

    PASSENGER CARS AND TRUCKS CHRYSLER, PLYMOUTH, JEEP, DODGE. This segment includes the research, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Plymouth, Jeep and Dodge and related automotive parts and accessories.

    COMMERCIAL VEHICLES MERCEDES-BENZ, FREIGHTLINER, STERLING, SETRA. This segment is involved in the development, manufacture and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz and Freightliner.

    CHRYSLER FINANCIAL SERVICES. This segment is comprised primarily of Chrysler Financial Company, L.L.C., which is engaged principally in retail and lease financing for vehicles, dealer inventory and other financing needs, dealer property and casualty insurance, and dealership facility development and management, primarily related to the Chrysler, Plymouth, Jeep and Dodge brands.

    SERVICES. The activities in this segment extend to the marketing of services related to information technology, financial services (other than Chrysler Financial Services), insurance brokerage, trading, telecommunications and media, as well as real estate management.

    AEROSPACE. This division comprises the development, manufacture and sale of commercial and military aircraft and helicopters, of satellites and related space transportation systems, defense-related products, including radar and radio systems and propulsion systems.

    OTHER. Represents principally the Directly Managed Businesses including rail systems (50% interest in Adtranz), automotive electronics (up to December 31, 1997, microelectronics), recognition and sorting systems (up to December 31,
1996) and diesel engines. Other also contains corporate research, real estate activities and holding and financing companies.

    The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (U.S. GAAP). The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income before financial income and income taxes included in the consolidated statement of income, modified to exclude certain pension and postretirement benefit costs and merger costs and to include certain financial income, net.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices.

    Revenues are allocated to countries based on the location of the customer; long-term assets, according to the location of the respective units.

    Capital expenditures represent the purchase of property, plant and equipment.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

                               Passenger    Commercial
                               Cars and      Vehicles
                  Passenger     Trucks       Mercedes-
                    Cars       Chrysler,       Benz,
                  Mercedes-    Plymouth,   Freightliner,   Chrysler
                    Benz,        Jeep,       Sterling,     Financial                  Aero-                 Elimi-      Consoli-
                    Smart        Dodge         Setra       Services     Services      space      Other      nations       dated
                 -----------  -----------  -------------  -----------  -----------  ---------  ---------  -----------  -----------

1998
Revenues.......      30,859       56,278        22,374         2,726        7,817       8,722      3,006          --      131,782
Intersegment
  sales........       1,728           62           788           151        1,756          48        420      (4,953)          --
                 -----------  -----------       ------    -----------  -----------  ---------  ---------  -----------  -----------
Total
  revenues.....      32,587       56,340        23,162         2,877        9,573       8,770      3,426      (4,953)     131,782
Operating
  Profit
  (Loss).......       1,993        4,212           946           652          392         623       (146)        (79)       8,593
Identifiable
  segment
  assets.......      17,098       37,810        11,936        21,880       28,232      12,970     33,477     (27,254)     136,149
Capital
 expenditures..       1,995        3,920           832            --          285         326        797          --        8,155
Depreciation
  and
amortization...       1,310        2,837           692           392        1,646         289        293        (168)       7,291

1997
Revenues.......      25,874       51,939        19,481         2,207        6,681       7,751      3,639          --      117,572
Intersegment
  sales........       1,680            3           531           200        1,243          65        257      (3,979)          --
                 -----------  -----------       ------    -----------  -----------  ---------  ---------  -----------  -----------
Total
  revenues.....      27,554       51,942        20,012         2,407        7,924       7,816      3,896      (3,979)     117,572
Operating
  Profit
  (Loss).......       1,716        3,368           342           586          246         284       (225)        (87)       6,230
Identifiable
  segment
  assets.......      15,003       38,699        11,000        17,867       24,434      11,174     23,823     (17,169)     124,831
Capital
 expenditures..       1,885        4,501           601            --          193         255        635         (19)       8,051
Depreciation
  and
amortization...       1,160        2,288           687           168        1,459         306        324        (170)       6,222

1996
Revenues.......      22,447       45,205        15,879         1,840        5,521       6,636      3,887          --      101,415
Intersegment
  sales........       1,406            3           560           120        1,199          38        211      (3,537)          --
                 -----------  -----------       ------    -----------  -----------  ---------  ---------  -----------  -----------
Total
  revenues.....      23,853       45,208        16,439         1,960        6,720       6,674      4,098      (3,537)     101,415
Operating
  Profit
  (Loss).......       1,796        4,321           (61)          471          160          25       (561)         61        6,212
Identifiable
  segment
  assets.......      13,305       31,263         9,582        14,003       19,077      10,975     16,099     (13,011)     101,293
Capital
 expenditures..       1,479        3,545           797            --          120         311        486         (17)       6,721
Depreciation
  and
amortization...         917        1,760           625            91        1,311         277        357         (46)       5,292

    Capital expenditures for equipment on operating leases for 1998, 1997 and 1996 for Chrysler Financial Services amounted to [EURO] 2,935, [EURO] 1,211 and [EURO] 297, respectively, and for Services amounted to [EURO] 4,303, [EURO] 3,678 and [EURO] 3,161, respectively.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

                                                                                  1998       1997       1996
                                                                                ---------  ---------  ---------
Income before financial income and income taxes...............................      7,391      5,547      5,285
  Not allocated:
    certain pension and postretirement benefit costs..........................        688        721        770
    merger costs..............................................................        685         --         --
  Allocated: certain financial income, net....................................       (171)       (38)       157
                                                                                ---------  ---------  ---------
Consolidated operating profit.................................................      8,593      6,230      6,212
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

                                                  Other                   Other
                                                European                American                  Other     Consoli-
Revenues                            Germany     countries     U.S.      countries     Asia      countries     dated
--------------------------------  -----------  -----------  ---------  -----------  ---------  -----------  ---------
1998............................      24,918       23,550      65,300      11,519       4,311       2,184     131,782
1997............................      21,317       20,798      56,615      10,576       5,587       2,679     117,572
1996............................      20,316       16,954      49,485       7,152       5,058       2,450     101,415

    Germany accounts for [EURO] 12,953 of long-term assets (1997: [EURO] 12,040; 1996: [EURO] 11,160), the U.S. for [EURO] 25,344 (1997: [EURO] 22,632; 1996:
[EURO] 18,881) and other countries for [EURO] 11,309 (1997: [EURO] 9,797; 1996:
[EURO] 5,808).

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

31. Earnings per Share

    Earnings per share are determined as follows:

                                                                              At December 31,
                                                                      -------------------------------
(in millions of [EURO] or millions of shares, except earnings per
  share)                                                                1998       1997       1996
                                                                      ---------  ---------  ---------
Basic earnings per share:
  Income before extraordinary item..................................      4,949      6,547      4,169
  Less: preferred stock dividends...................................         --         (1)        (3)
                                                                      ---------  ---------  ---------
                                                                          4,949      6,546      4,166
                                                                      ---------  ---------  ---------
  Weighted average number of shares outstanding.....................      959.3      949.3      981.6
                                                                      ---------  ---------  ---------
  Basic earnings per share..........................................       5.16       6.90       4.24
                                                                      ---------  ---------  ---------
  Non-recurring items (1)...........................................       0.42      (2.62)        --
                                                                      ---------  ---------  ---------
  Basic earnings per share excluding non-recurring items............       5.58       4.28       4.24
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------
Diluted earnings per share:
  Income before extraordinary item..................................      4,949      6,547      4,169
  Interest expense on convertible bonds and notes (net of tax)......         20         19          4
                                                                      ---------  ---------  ---------
                                                                          4,969      6,566      4,173
                                                                      ---------  ---------  ---------
  Weighted average number of shares outstanding.....................      959.3      949.3      981.6
  Dilutive effect of convertible bonds and notes....................       19.8       12.8        4.0
  Shares issued on exercise of dilutive options.....................       18.3       17.7       16.5
  Shares purchased with proceeds of options.........................      (11.8)     (13.5)     (11.9)
  Shares applicable to convertible preferred stock..................        0.2        0.8        2.7
  Shares contingently issuable......................................        1.3        1.1        1.1
                                                                      ---------  ---------  ---------
                                                                          987.1      968.2      994.0
                                                                      ---------  ---------  ---------
  Diluted earnings per share........................................       5.04       6.78       4.20
                                                                      ---------  ---------  ---------
  Non-recurring items (1)...........................................       0.41      (2.57)        --
                                                                      ---------  ---------  ---------
  Diluted earnings per share excluding non-recurring items..........       5.45       4.21       4.20
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

------------------------------

        (1) Non-recurring items comprise merger costs of [EURO] 401 (net of tax) in 1998 and tax benefits relating to a special distribution and to a decrease of the valuation allowance of [EURO] 2,490 in 1997.

    In 1997, convertible bonds issued in connection with the 1997 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying target stock price was greater than the market price for DaimlerChrysler Ordinary Shares on December 31, 1997. For the same reason, convertible bonds issued in connection with the 1998 Stock Option Plan were not included in the computation at December 31, 1998.

    Unexercised employee stock options to purchase 0.2 million and 0.1 million shares of DaimlerChrysler Ordinary Shares as of December 31, 1997 and 1996, respectively, were not included in the computations of diluted earnings per share because the options' exercise prices were greater than the average market price of DaimlerChrysler Ordinary Shares during the respective periods.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

32. Summarized Financial Information

    Summarized financial information for DaimlerChrysler North America Holding Corporation (formerly Daimler-Benz North America Corporation), DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are set forth below (in millions of U.S. $):

                                                                                        1998       1997       1996
                                                                                      ---------  ---------  ---------
DaimlerChrysler North America Holding Corporation
  and consolidated subsidiaries

  Receivables, net..................................................................      8,589      7,070      5,271
  Equipment on operating leases, net................................................      6,002      5,075      4,534
  Property, plant and equipment, net................................................      1,548      1,363      1,213
  Other assets......................................................................      3,138      2,447      2,267
                                                                                      ---------  ---------  ---------
  Total assets......................................................................     19,277     15,955     13,285
  Current liabilities...............................................................     10,375      8,597      6,421
  Non-current liabilities...........................................................      5,333      4,299      4,013
  Stockholders' equity..............................................................      3,569      3,059      2,851

  Revenues:
    Net sales of products...........................................................     16,655     12,595      9,759
    Finance and lease income........................................................      1,977      1,687      1,492
  Operating costs...................................................................     16,962     13,338     10,560
  Net income........................................................................        650        305        177

                                                                                        1998       1997       1996
                                                                                      ---------  ---------  ---------
DaimlerChrysler Corporation and consolidated subsidiaries(1)

  Cash, cash equivalents and marketable securities..................................      8,093      7,848      7,752
  Finance receivables and retained interests in sold receivables....................     17,179     13,518     12,339
  Property and equipment, net.......................................................     21,555     17,968     14,905
  Other assets......................................................................     22,227     21,084     21,188
                                                                                      ---------  ---------  ---------
  Total assets......................................................................     69,054     60,418     56,184
  Current liabilities...............................................................     30,989     25,708     24,057
  Long-term debt....................................................................     11,419      9,006      7,184
  Other noncurrent liabilities......................................................     13,491     14,342     13,372
  Stockholder's equity..............................................................     13,155     11,362     11,571

  Revenues:
    Sales of manufactured products..................................................     61,749     56,986     57,587
    Finance and insurance revenues..................................................      2,062      1,636      1,746
    Other revenues..................................................................      2,060      2,525      2,064
  Total expenses....................................................................     60,776     56,590     55,305
  Earnings before extraordinary item................................................      3,231      2,805      3,720
  Net earnings......................................................................      3,088      2,805      3,529

------------------------

(1) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG

                 (in millions of [EURO], except share amounts)

                                                                                        1998       1997       1996
                                                                                      ---------  ---------  ---------
Chrysler Financial Company, L.L.C. and consolidated subsidiaries

  Finance receivables and retained interests, net...................................     17,307     14,037     14,311
  Vehicles leased, net..............................................................      4,133      1,736        614
  Loans and other amounts due from affiliates.......................................      1,930      1,705        859
  Other assets......................................................................      1,940      1,843      1,749
                                                                                      ---------  ---------  ---------
  Total assets......................................................................     25,310     19,321     17,533
  Current liabilities...............................................................      9,946      7,209      6,814
  Non-current liabilities...........................................................     12,028      8,815      7,431
  Shareholder's investment..........................................................      3,336      3,297      3,288

  Net margin and other revenues.....................................................      1,705      1,669      1,592
  Total costs and expenses..........................................................      1,012      1,032      1,006
  Net earnings......................................................................        457        419        376

    Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities.

33. Subsequent Events

    In January 1999, DaimlerChrysler agreed to acquire ABB`s 50% interest in Adtranz (see Note 3). The transaction is expected to be completed in the second quarter of 1999. Consummation of the merger is subject to various conditions, including among others, approval of certain governmental authorities.

    DaimlerChrysler plans to institute an SAR plan for DaimlerChrysler employees currently holding options under the 1997 and 1998 plans and offer each employee the opportunity to substitute an SAR in exchange for each option currently held. All terms and conditions will be identical to the stock options which are being replaced, except that the holder of the SAR will have the right to receive cash equal to the difference between the option exercise price and the stock price at the date of exercise. See also Note 21.

                               DaimlerChrysler AG

                        Allowance for Doubtful Accounts

                            (in millions of [EURO])

                                                                     Balance at    Charged to                     Balance
                                                                      beginning     costs and       Amounts       at end
                                                                       of 1998      expenses      written off     of 1998
                                                                     -----------  -------------  -------------  -----------
Receivables from financial services................................         401           452           (489)          364
Trade receivables..................................................         819            89            (51)          857
Other receivables..................................................       1,206           104            (61)        1,249
                                                                          -----           ---            ---         -----
                                                                          2,426           645           (601)        2,470
                                                                          -----           ---            ---         -----
                                                                          -----           ---            ---         -----

                                                                     Balance at    Charged to                     Balance
                                                                      beginning     costs and       Amounts       at end
                                                                       of 1997      expenses      written off     of 1997
                                                                     -----------  -------------  -------------  -----------
Receivables from financial services................................         346           562           (507)          401
Trade receivables..................................................         743           121            (45)          819
Other receivables..................................................       1,348            73           (215)        1,206
                                                                          -----           ---            ---         -----
                                                                          2,437           756           (767)        2,426
                                                                          -----           ---            ---         -----
                                                                          -----           ---            ---         -----

                                                                     Balance at    Charged to                     Balance
                                                                      beginning     costs and       Amounts       at end
                                                                       of 1996      expenses      written off     of 1996
                                                                     -----------  -------------  -------------  -----------
Receivables from financial services................................         382           464           (500)          346
Trade receivables..................................................         645           175            (77)          743
Other receivables..................................................       1,523            79           (254)        1,348
                                                                          -----           ---            ---         -----
                                                                          2,550           718           (831)        2,437
                                                                          -----           ---            ---         -----
                                                                          -----           ---            ---         -----