Form 20-F
period 1999-12-31
DAIMLERCHRYSLER AG
filed 2000-02-28
CIK 1067318

   As filed with the Securities and Exchange Commission on February 28, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                         Commission file number 1-12356

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

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                     Name of each exchange
                        Title of each class                           on which registered
                        -------------------                          ---------------------
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

    American Depositary Notes representing 5 3/4% Subordinated    New York Stock Exchange
      Mandatory Convertible Notes Due June 14, 2002

    Guarantee of the following securities of:

    DaimlerChrysler North America Holding Corporation
      7 3/8% Notes Due September 15, 2006                         New York Stock Exchange
    Chrysler Financial Company L.L.C.
      6 5/8% Notes Due 2000                                       New York Stock Exchange

                           --------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Ordinary Shares, no par value . . . . . . . . . 1,003,261,403

                           (as of December 31, 1999)

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

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                        --------
                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......       2
Item 2.   Offer Statistics and Expected Timetable.....................       2
Item 3.   Key Information.............................................       2
              Selected Financial Data.................................       3
              Risk Factors............................................       5
Item 4.   Information on the Company..................................       6
              Introduction............................................       6
              Description of Business Segments........................       8
                  Mercedes-Benz Passenger Cars & smart................       8
                  Chrysler Group......................................      12
                  Commercial Vehicles.................................      16
                  Services............................................      20
                  Aerospace...........................................      22
                  Other...............................................      28
              Supplies and Raw Materials..............................      29
              Government Regulation and Environmental Matters.........      30
              Introduction of the Euro................................      33
              Description of Property.................................      34
Item 5.   Operating and Financial Review and Prospects................      37
              Accounting Principles...................................      37
              Inflation...............................................      38
              Year 2000...............................................      38
              Operating Results.......................................      39
                  1999 Compared With 1998.............................      39
                  1998 Compared With 1997.............................      44
              Liquidity and Capital Resources.........................      48
                  1999 Compared With 1998 and 1997....................      48
              Research and Development................................      50
              Outlook.................................................      51
Item 6.   Directors, Senior Management and Employees..................      53
              Supervisory Board.......................................      53
              Board of Management.....................................      57
              Compensation............................................      59
              Employees and Labor Relations...........................      61
              Share Ownership.........................................      62
Item 7.   Major Shareholders and Related Party Transactions...........      63
Item 8.   Financial Information.......................................      64
              Consolidated Financial Statements.......................      64
              Other Financial Information.............................      64
                  Export Sales........................................      64
                  Legal Proceedings...................................      64
                  Dividend Policy.....................................      65
              Significant Changes.....................................      65
Item 9.   The Offer and Listing.......................................      65
Item 10.  Additional Information......................................      68
              Options to Purchase Securities from Registrant or
                Subsidiaries..........................................      68
              Memorandum and Articles of Association..................      69
              Material Contracts......................................      73
              Exchange Controls.......................................      73
              Taxation................................................      73
              Documents on Display....................................      77

                                                                          Page
                                                                        --------
Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk......................................................      78
              Exchange Rate Risk......................................      78
              Interest Rate Risk and Equity Price Risk................      81
Item 12.  Description of Securities Other than Equity Securities......      81

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............      82
Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................      82
Item 15.  [Reserved]..................................................      82
Item 16.  [Reserved]..................................................      82

                                    PART III

Item 17.  Financial Statements........................................      82
Item 18.  Financial Statements........................................      82
Item 19.  Exhibits....................................................      82

International Disclosure Standards

    On September 28, 1999, the United States Securities and Exchange Commission adopted international disclosure standards for foreign private issuers that will become mandatory for annual reports relating to fiscal years ending on or after September 30, 2000. DaimlerChrysler has prepared this Annual Report in accordance with the new standards on a voluntary basis.

U.S. GAAP

    DaimlerChrysler has prepared the consolidated financial statements included in this Annual Report (the "Consolidated Financial Statements") in accordance with U.S. GAAP, United States generally accepted accounting principles, except for the use of the proportionate method of consolidation for certain joint ventures. Under U.S. GAAP, joint ventures would be accounted for using the equity method of accounting. DaimlerChrysler AG has received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP. See Note 3 to the Consolidated Financial Statements.

Currency Translation

    Effective January 1, 1999, Germany and ten other member states of the European Union adopted the euro of the European Monetary Union as their common currency. They also established fixed conversion rates between their existing sovereign currencies and the euro. The official fixed conversion rate for marks is [EURO]1 = DM 1.95583 (the "Official Fixed Conversion Rate"). DaimlerChrysler has translated financial statements and other financial information for periods prior to January 1, 1999 from marks into euros using the Official Fixed Conversion Rate. In this Annual Report, references to "euros" or "[EURO]" are to European Monetary Union euros and references to "marks" or "DM" are to German marks.

    For the reader's convenience, some financial information has been translated from euros into United States dollars ("dollars" or "$") at an assumed rate of [EURO]1 = $1.0070. This rate represents the noon buying rate for euros on December 31, 1999 in New York City as certified by the Federal Reserve Bank of New York. The convenience translations do not mean that the euro amounts actually represent the corresponding dollar amounts stated or could be converted into dollars at the assumed rate. The assumed rate also differs from the rates used in the preparation of the consolidated financial statements as of and for the year ended December 31, 1999. Further information about rates of exchange between euros and dollars appears in "Item 3. Key Information."

Forward-Looking Information

    This Annual Report contains certain forward-looking statements and information relating to the DaimlerChrysler Group that are based on beliefs of its management as well as assumptions made by and information currently available to DaimlerChrysler AG. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to the DaimlerChrysler Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler AG with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the DaimlerChrysler Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Group's targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. DaimlerChrysler AG does not intend or assume any obligation to update these forward-looking statements.

References

    In this Annual Report, "DaimlerChrysler," the "DaimlerChrysler Group" or the "Group" refers to DaimlerChrysler AG and its consolidated subsidiaries.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.

    Not applicable.

Item 2. Offer Statistics and Expected Timetable.

    Not applicable.

Item 3. Key Information.

    The selected consolidated financial data presented below as of December 31, 1999, 1998 and 1997, and for the years ended December 31, 1999, 1998, 1997 and 1996 have been taken or are derived from the audited consolidated financial statements of DaimlerChrysler for the relevant periods. The selected consolidated financial data as of December 31, 1996 and 1995, and for the year ended December 31, 1995 are derived from the combined financial statements of Daimler-Benz AG and Chrysler Corporation. The selected consolidated financial data have been prepared in accordance with U.S. GAAP except for the use of the proportionate method of consolidation for certain joint ventures. The business combination of Chrysler and Daimler-Benz has been treated as a "pooling of interests" for accounting purposes. Consequently, DaimlerChrysler has restated the results of both companies as if they had been combined for all periods presented. See Notes 1 and 3 to the Consolidated Financial Statements.

    The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements.

                                                         SELECTED FINANCIAL DATA

                                                         Year Ended December 31,
                      ---------------------------------------------------------------------------------------------
                       1999(1)        1999          1998(2)         1997(2)             1996(2)         1995(2)
                      ---------  --------------  --------------  ---------------     --------------  --------------
                                            (in millions, except for ordinary share amounts)
Income Statement
  Data:
Revenues............  $ 151,035  [EURO] 149,985  [EURO] 131,782  [EURO] 117,572      [EURO] 101,415   [EURO] 91,040
Income (loss) before
  financial income,
  income taxes and
  extraordinary
  items.............      9,389           9,324           7,330           5,512               5,285          (1,873)
Income (loss) before
  extraordinary
  items.............      5,141           5,106           4,949           6,547(3)            4,169          (1,406)
  Basic earnings
    (loss) per
    ordinary
    share...........       5.13            5.09            5.16            6.90(3)             4.24           (1.45)
  Diluted earnings
    (loss) per
    ordinary
    share...........       5.10            5.06            5.04            6.78(3)             4.20           (1.45)
Net income (loss)...      5,785           5,746           4,820           6,547(3)            4,022          (1,476)
  Basic earnings
    (loss) per
    ordinary
    share...........       5.77            5.73            5.03            6.90(3)             4.09           (1.52)
  Diluted earnings
    (loss) per
    ordinary
    share...........       5.73            5.69            4.91            6.78(3)             4.05           (1.52)

Balance Sheet Data
  (end of period):
Total assets........  $ 175,889  [EURO] 174,667  [EURO] 136,149  [EURO] 124,831      [EURO] 101,294   [EURO] 91,597
Short-term financial
  liabilities.......     36,979          36,721          20,475          17,341              12,855          10,226
Long-term financial
  liabilities.......     27,961          27,767          19,955          17,034              11,788          11,658
Capital stock.......      2,583           2,565           2,561           2,391               2,444           2,525
Stockholders'
  equity............     36,313          36,060          30,367          27,960              22,355          19,488

Other Data:
Weighted average
  number of shares
  outstanding
  Basic.............    1,002.9         1,002.9           959.3           949.3               981.6           982.2
  Diluted...........    1,013.6         1,013.6           987.1           968.2               994.0         1,009.2

------------------------------

(1) Amounts in this column are unaudited and have been converted from euros into dollars solely for the convenience of the reader at an exchange rate of [EURO]1 = $1.0070, the noon buying rate for euros on December 31, 1999.

(2) The consolidated financial statements as of December 31, 1998, 1997, 1996 and 1995 and for the years then ended have been prepared in marks and were translated into euros at the Official Fixed Conversion Rate.

(3) Income before extraordinary items and net income for 1997 include [EURO]2,490 million of special non-recurring tax benefits. These tax benefits resulted partially from a special distribution which Daimler-Benz AG, the predecessor of DaimlerChrysler AG, paid to holders of its ordinary shares and American Depositary Shares on June 15, 1998, and partially from the reversal of valuation allowances previously established on deferred tax assets. The valuation allowances resulted primarily from net operating loss carryforwards of the Daimler-Benz group's German companies that filed a combined tax return (ORGANSCHAFT). The tax benefit resulting from the special distribution was [EURO]1,487 million and the tax benefit resulting from the reversal of the valuation allowances was [EURO]1,003 million. Without these tax benefits, the basic earnings per ordinary share in 1997 were [EURO]4.28 and the diluted earnings per ordinary share were [EURO]4.21.

Dividends

    The following table sets forth the dividend paid per DaimlerChrysler ordinary share for the year 1998 and the annual dividends paid per Daimler-Benz ordinary share for the years 1995, 1996, and 1997. The table also discloses the dividend amount per DaimlerChrysler ordinary share for 1999 proposed by the Supervisory Board and the Board of Management for approval at the annual general meeting of stockholders to be held on April 19, 2000. The table shows the dividend amounts in euro, together with the mark and dollar equivalents, for each of the years indicated. The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of DaimlerChrysler ordinary shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See "Taxation" in "Item 10. Additional Information."

Year Ended                                               Dividend Paid
December 31,                                        Per Ordinary Share(1,2)
------------                                      ----------------------------
    1995          ..............................  [EURO]   --   DM   --  $  --
    1996          ..............................         0.55      1.08   0.75
    1997          ..............................         0.80      1.57   0.87
    1998          ..............................         2.35      4.60   2.50

                         ------------------------------

    1999          ..............................  [EURO] 2.35   DM 4.60  $2.31

------------------------------

(1) The dividend amounts shown for the years 1995, 1996 and 1997 are the dividend amounts paid by Daimler-Benz AG, adjusted for the special distribution Daimler-Benz AG paid to holders of its ordinary shares and American Depositary Shares on June 15, 1998. The special distribution amount per Daimler-Benz ordinary share was [EURO]10.23. After taking into account the approximately 20% discount to market value at which Daimler-Benz AG sold ordinary shares in its rights offering following the special distribution, the special distribution amount was [EURO]10.04.

(2) The mark dividend amounts shown for the years 1995, 1996 and 1997 were translated into dollars at the noon buying rate for marks on the dividend payment date and converted into euros at the Official Fixed Conversion Rate. The mark dividend amount for 1998 was converted into euros at the Official Fixed Conversion Rate and translated into dollars at the noon buying rate for euros on the dividend payment date. The euro amount shown for 1999 was converted into marks at the Official Fixed Conversion Rate and translated into dollars at an exchange rate of [EURO]1 = $0.9850, the noon buying rate for euros on February 18, 2000.

                         ------------------------------

    See also "Dividend Policy" in "Item 8. Financial Information."

Exchange Rate Information

    After the introduction of the euro on January 1, 1999, the Federal Reserve Bank of New York ceased to quote a noon buying rate for the mark. Accordingly, the following table sets forth, for periods after January 1, 1999, the average, high, low and period-end noon buying rates for the euro expressed as dollars per [EURO]1. For 1995 through 1998 the table reflects the average, high, low and period-end noon buying rates for the mark, shown after conversion into euros at the Official Fixed Conversion Rate and expressed as dollars per [EURO]1.

Year                                                    Average(1)     High        Low      Period-End
------------------------------------------------------  ----------  ----------  ----------  -----------
1995  ................................................  $   1.3715  $   1.4418  $   1.2528   $  1.3634
1996  ................................................      1.2978      1.3626      1.2493      1.2711
1997  ................................................      1.1244      1.2689      1.0398      1.0871
1998  ................................................      1.1120      1.2178      1.0548      1.1733
1999  ................................................      1.0588      1.1812      1.0016      1.0070

1999
        July..........................................                  1.0719      1.0139      1.0694
        August........................................                  1.0793      1.0441      1.0581
        September.....................................                  1.0643      1.0385      1.0643
        October.......................................                  1.0887      1.0518      1.0518
        November......................................                  1.0506      1.0077      1.0077
        December......................................                  1.0263      1.0016      1.0070
2000
        January.......................................                  1.0335      0.9757      0.9757
        February (through February 18, 2000)..........                  0.9914      0.9731      0.9850

------------------------------

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

                         ------------------------------

    On February 18, 2000, the noon buying rate for euros was [EURO]1 = $0.9850.

    The prices of shares on German stock exchanges have been quoted in euros since January 4, 1999. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of DaimlerChrysler ordinary shares reported for trades on the German stock exchanges. For this reason, exchange rate fluctuations are likely to affect the market price of the ordinary shares on the New York Stock Exchange, as well as the dollar amounts received upon conversion of cash dividends paid by DaimlerChrysler AG in euros.

    For a discussion of the effect exchange rate fluctuations have on the business and operations of DaimlerChrysler as well as the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosure About Market Risk."

                                  RISK FACTORS

    DaimlerChrysler is subject to various changing competitive, economic, political and social conditions, particularly in its principal markets, North America and Europe. These conditions are described below:

    - The worldwide automotive industry is highly competitive in terms of vehicle quality, pricing, development and introduction time, reliability, safety, fuel economy, customer service and financing terms. Overcapacity within the industry is likely to intensify further competitive pricing pressure in the event of an economic downturn. The price harmonization due to the introduction of the euro and the development of alternative distribution channels, including the internet, are expected to contribute to further pricing pressure.

    - Because DaimlerChrysler derives a substantial portion of its revenues from sales in North America and Europe, a significant economic downturn in either of those regions could adversely affect the Group's profitability. Further economic or political instability in Asia and South America would likely delay or increase DaimlerChrysler's cost of expanding sales in those markets.

    - Government regulation of the automobile industry is extensive. Laws in various jurisdictions regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. The cost of complying with these regulations can be significant, and DaimlerChrysler expects to incur significant compliance costs in the future.

    - Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to DaimlerChrysler's continued success. DaimlerChrysler's ability to strengthen its position within its traditional segments while expanding into additional market segments with innovative new products will play a key role in determining its future success. The position of the smart model within the Group's product line up is significant in this context. Potential delays in bringing new vehicles to market, shifts in consumer preferences, or lack of market acceptance of its models would adversely affect DaimlerChrysler's financial results.

    - On April 1, 1999, the European Commission began an investigation of cross-border sales of Mercedes-Benz passenger cars. DaimlerChrysler denies these charges and is defending itself vigorously in the Commission's pending investigation. If the Commission rules that DaimlerChrysler violated antitrust rules by impeding sales, it is reasonably possible that the Commission may fine DaimlerChrysler in an amount that management believes could have a significant effect on the Group's consolidated operating results for a particular reporting period, but should not materially affect its consolidated financial position.

    - Financial services offered in connection with the sale of vehicles involve risks relating to increased cost of capital, consumer and dealer insolvencies, and low residual values of lease vehicles at the end of the contracted leasing periods.

    - The commercial aircraft industry is highly cyclical and aircraft orders depend significantly on the profitability and fleet renewal cycles of airlines worldwide. The success of Airbus Industrie and DaimlerChrysler Aerospace Airbus will depend on their ability to compete successfully in terms of price, product quality and innovation.

    - DaimlerChrysler's rail systems subsidiary Adtranz operates in an extremely competitive environment characterized by industry overcapacity and pricing pressure. Its return to profitability over the near term will depend, in large part, on whether it can achieve significant cost reductions as part of the comprehensive restructuring program initiated in 1999.

    - DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. These interest rate sensitive assets and liabilities are subject to interest rate risk which is, to some extent, reduced by the use of derivative financial instruments. In addition, the Group is exposed to equity price risk resulting from investments in various marketable equity securities.

    - DaimlerChrysler is subject to risks associated with cross-border transactions, including foreign currency exchange rate risks and risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment could limit DaimlerChrysler's ability to enforce effectively its rights in certain markets.

    See also "Government Regulation and Environmental Matters" and "Introduction of the Euro" in "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects," "Legal Proceedings" in "Item 8. Financial Information" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Item 4. Information on the Company.

                                  INTRODUCTION

Organization

    DaimlerChrysler AG is a stock corporation organized under the laws of the Federal Republic of Germany. It was incorporated in Germany as Oppenheim Aktiengesellschaft on May 6, 1998 and renamed DaimlerChrysler AG in the course of the business combination of Daimler-Benz Aktiengesellschaft and Chrysler Corporation. DaimlerChrysler AG's registered office is located at Epplestrasse 225, 70567 Stuttgart, Germany, telephone +49-711-17-0. Its agent for U.S. federal securities law purposes is DaimlerChrysler North America Holding Corporation, located at 1000 Chrysler Drive, Auburn Hills, MI 48326-2766.

History

    On May 7, 1998, Daimler-Benz Aktiengesellschaft and Chrysler Corporation entered into a business combination agreement, which their stockholders approved on September 18, 1998. Chrysler became a wholly owned subsidiary of DaimlerChrysler AG through a merger transaction completed on November 12, 1998 in which its shareholders received DaimlerChrysler ordinary shares. Following an exchange offer in which more than 98% of Daimler-Benz stockholders exchanged their Daimler-Benz ordinary shares for ordinary shares of DaimlerChrysler AG, Daimler-Benz was merged into DaimlerChrysler AG on December 21, 1998. Accordingly, DaimlerChrysler AG is the successor corporation to Daimler-Benz AG and comprises the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz.

Business Summary

    DaimlerChrysler AG is the ultimate parent company of the DaimlerChrysler Group. The Group provides a wide range of transportation products, including passenger cars and commercial vehicles, commercial and military aircraft, rail systems, and also financial and information technology services. The DaimlerChrysler Group operates in six business segments:

    - Mercedes-Benz Passenger Cars & smart

    - Chrysler Group

    - Commercial Vehicles

    - Services

    - Aerospace

    - Other

    The DaimlerChrysler Group is active primarily in Europe and in the United States, Canada and Mexico, commonly referred to as the NAFTA region. It is also a leading commercial vehicle manufacturer in South America. In 1999, approximately 52% of DaimlerChrysler's revenues was derived from sales in the United States, 19% from sales in Germany and 14% from sales in other countries of the European Union. See "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    DaimlerChrysler's aggregate capital expenditures for property, plant and equipment were [EURO]9.5 billion in 1999, [EURO]8.2 billion in 1998, and [EURO]8.1 billion in 1997. Germany accounted for 34% and the United States for 50% of DaimlerChrysler's capital expenditures in 1999. In addition, as a result of the continuing growth of the leasing and sales financing business, expenditures for equipment on operating leases in 1999 increased to [EURO]19.3 billion (1998: [EURO]10.2 billion; 1997: [EURO]7.2 billion). See also "Description of Business Segments" for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years see Notes 3 and 4 to the Consolidated Financial Statements.

    Net income of DaimlerChrysler increased from [EURO]4.8 billion to [EURO]5.7 billion. This was principally the result of expanded business volume and gains from the divestment of the Telecom Services business, partially offset by lower financial income, one-time tax effects and other one-time charges. Basic and diluted earnings per share (before extraordinary items) were [EURO]5.09 and [EURO]5.06 in 1999 compared to [EURO]5.16 and [EURO]5.04 in 1998, respectively. After extraordinary items, basic and diluted earnings per share were [EURO]5.73 and [EURO]5.69 in 1999, significantly higher than in 1998 when they reached [EURO]5.03 and [EURO]4.91, respectively. See "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects."

    As of December 31, 1999, DaimlerChrysler AG had 1,003,261,403 shares outstanding and approximately 1.9 million stockholders. Its ordinary shares are traded on various stock exchanges throughout the world, including the Frankfurt Stock Exchange and the New York Stock Exchange.

Significant Subsidiaries

    The following table sets forth the significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG:

                                                                                                        Percentage
Name of Company                                                                                            Owned
------------------------------------------------------------------------------------------------------  -----------
DaimlerChrysler North America Holding Corporation, Auburn Hills, MI, a Delaware corporation...........       100.0
    DaimlerChrysler Corporation, Auburn Hills, MI, a Delaware corporation.............................       100.0
        Chrysler Financial Company L.L.C., Southfield, MI, a Michigan limited liability company.......       100.0
        DaimlerChrysler Motors Corporation, Auburn Hills, MI, a Delaware corporation..................       100.0
    Mercedes-Benz Credit Corporation, Norwalk, CT, a Delaware corporation.............................       100.0
DaimlerChrysler Services (debis) AG, registered in Berlin, Germany....................................       100.0
DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft, registered in Munich, Germany.........        93.8
    DaimlerChrysler Aerospace AG (Dasa), registered in Munich, Germany................................       100.0

    DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation and DaimlerChrysler Services (debis) AG, and 93.8% of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler Corporation and Mercedes-Benz Credit Corporation. DaimlerChrysler Corporation owns 100% of Chrysler Financial Company L.L.C. and DaimlerChrysler Motors Corporation. DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft owns 100% of DaimlerChrysler Aerospace AG.

                        DESCRIPTION OF BUSINESS SEGMENTS

Mercedes-Benz Passenger Cars & smart

    Mercedes-Benz passenger cars are world renowned for their innovative technology, highest levels of comfort, quality and safety, and pioneering design. In 1998, DaimlerChrysler introduced the smart, a new micro compact passenger car that offers a trend-setting response to the challenges of urban mobility and optimum use of resources. The Mercedes-Benz Passenger Cars & smart division contributed approximately 24% of the Group's revenues in 1999.

    PRODUCTS

    MERCEDES-BENZ. The Mercedes-Benz passenger car product range consists of the following series:

    THE S-CLASS. The S-Class is a line of full-size luxury sedans ranging from the S 320 to the S 600. It has been the main contributor over the years to the strength of the Mercedes-Benz brand and its reputation for innovative high-quality luxury automobiles with an uncompromised emphasis on operator and passenger safety and superior resale value. The new S-Class with a redesigned body style and more than 30 technological innovations was introduced in Europe in the fall of 1998 and in the United States in the spring of 1999. It has been exceptionally well received in the market.

    The CL, a new top-of-the-line coupe, represents a unique combination of driving performance, comfort and state-of-the-art technology. The car celebrated its world premiere at the Geneva Auto Show in March 1999. Customers can choose among three models, the CL 500, the CL 600 and the CL 55 AMG.

    The SL roadster has been a tradition for Mercedes-Benz since the introduction of the famous 300 SL in 1954. The present line consists of four models ranging from the SL 280 to the SL 600. Each model offers a removable hardtop, an electrically operated hydraulic softtop and a roll bar which extends automatically when required.

    THE E-CLASS. The E-Class represents a line of luxury sedans and station wagons. The E-Class sedans are available in six gasoline engine versions ranging from the E 200 to the E 55 AMG and four diesel engine versions with common-rail technology. In June 1999, DaimlerChrysler updated the E-Class significantly by introducing a refined bodystyle and a variety of technological and handling improvements.

    THE C-CLASS. The C-Class is a line of compact luxury sedans and station wagons. Six gasoline engine versions, ranging from the C 180 to the C 43 AMG, and three diesel engine versions are available. The station wagon model is not offered in the United States. DaimlerChrysler expects to introduce a new C-Class sedan in Europe in May 2000 and in the United States in October 2000. The SLK, a two-seat roadster, the CLK coupe and the CLK convertible complement the C-Class product family.

    THE A-CLASS. The A-Class is a four-door hatchback with front-wheel drive that is available in three gasoline engine versions and two diesel engine versions with common-rail technology. DaimlerChrysler manufactures the A-Class in Rastatt, Germany, and, since February 1999, in Juiz de Fora, Brazil, for the South American market. The current A-Class is not offered in the United States.

    THE M-CLASS. The M-Class is a line of four-by-four sport-utility vehicles ranging from the ML 230 to the ML 55 AMG. It combines off-road capabilities with the comfort of a passenger car. M-Class production facilities are located in Tuscaloosa, Alabama, and, since May 1999, in Graz, Austria.

    THE G-CLASS. The G-Class is a four-wheel drive cross-country vehicle that comes in a short and a long wheel-base version and also as a convertible. Three gasoline and two diesel engine models are currently available. The G-Class is not offered in the United States for private use.

    In 1998, DaimlerChrysler announced that it will develop a high-end luxury limousine under the name "Mercedes-Benz Maybach." In 1999, DaimlerChrysler entered into an agreement with McLaren Cars Ltd. for the design and production of a new high-performance sports car, the SLR. The market launches of both the Maybach and the SLR are scheduled for 2003.

    SMART. In October 1998, DaimlerChrysler introduced a new micro compact car, the smart City coupe, in Germany and other European markets. The two-seat smart offers a trend-setting response to the challenges of urban mobility and optimum use of resources. A diesel version of the smart, the smart cdi, was introduced in December 1999. In New European Driving Cycle (NEDC) tests, this model achieved a fuel efficiency performance of 3.4 liter per 100 km (approximately 69 miles per gallon). DaimlerChrysler expects to introduce a smart convertible in March 2000. The smart is not offered in the United States.

    In the high performance sports car segment, DaimlerChrysler strengthened its position through the acquisitions of 51% of AMG GmbH in January 1999 and 40% of TAG McLaren Holding Ltd. in January 2000.

    MARKETS, SALES AND COMPETITION

    In 1999, the most important markets for the Mercedes-Benz Passenger Cars & smart segment were Germany (39% of unit sales), the remaining European Union (28% of unit sales), the United States (18% of unit sales) and Japan (5% of unit sales). New car registrations in Germany were 2% higher than in the previous year, reaching 3.8 million units. In the European Union (excluding Germany) new registrations of passenger cars increased 6% to 10.8 million units.

    The following table sets forth the distribution of revenues and unit sales for the Mercedes-Benz Passenger Cars & smart division by geographic market since 1997:

                            Revenues and Unit Sales

                                                       Year Ended December 31,
                                       --------------------------------------------------------
                                         1999      % change     1998      % change       1997
                                       ---------   --------   --------   -----------   --------
Revenues(1)
European Union.......................     23,191     +15       20,218           +19     16,989
    Germany..........................     14,506     +14       12,670           +14     11,084
    Other............................      8,685     +15        7,548           +28      5,905
NAFTA region.........................      9,180     +28        7,199           +39      5,194
    United States....................      8,519     +27        6,730           +39      4,831
    Canada and Mexico................        661     +41          469           +29        363
Asia.................................      3,101     +14        2,724           -15      3,197
    Japan............................      1,951     +19        1,646            -3      1,691
    Other............................      1,150      +7        1,078           -28      1,506
Other markets........................      2,628      +7        2,446           +13      2,174
                                       ---------              -------                  -------
    World............................     38,100     +17       32,587           +18     27,554
                                       =========              =======                  =======

Units
European Union.......................    715,700     +17      610,200           +34    455,700
    Germany..........................    416,800     +17      355,200           +28    276,500
    Other............................    298,900     +17      255,000           +42    179,200
NAFTA region.........................    212,100     +16      182,900           +40    130,800
    United States....................    197,200     +14      172,300           +40    123,400
    Canada and Mexico................     14,900     +41       10,600           +43      7,400
Asia.................................     74,900     +13       66,500           -14     77,600
    Japan............................     49,500     +23       40,200            +2     39,400
    Other............................     25,400      -3       26,300           -31     38,200
Other markets........................     77,600     +23       63,200           +24     51,000
                                       ---------              -------                  -------
    World............................  1,080,300     +17      922,800           +29    715,100
                                       =========              =======                  =======

--------------------------

(1) [EURO] in millions.

    In 1999, both unit sales and revenues of the Mercedes-Benz Passenger Cars & smart division continued their upward trend. For the first time ever, the division sold more than one million cars (1,080,300), an improvement of 17% over the previous year. This increase in unit sales was primarily the result of the exceptionally well-received S-Class, the ongoing success of the A-Class, the continued popularity of the M-Class and the CLK, and the increasing market acceptance of the smart. Unit sales in Germany reached 416,800, 17% more than in 1998. In the other member states of the European Union, unit sales rose 17% to 298,900, mainly due to more favorable market conditions in Italy and Spain. In the United States, which is the most important non-European market for Mercedes-Benz passenger cars, unit sales at 197,200 surpassed the previous year's figure by 14%. This significant increase was the result of continued strong market demand, particularly for the S-Class, and made Mercedes-Benz the 1999 top-selling luxury brand in the U.S. market. Despite difficult market conditions, unit sales in Japan rose 23% to 49,500, making Mercedes-Benz the leading import brand in 1999. For a discussion of changes in revenues see "Item
5. Operating and Financial Review and Prospects."

    In Western Europe, the principal competitors of Mercedes-Benz passenger cars are Audi and BMW and, depending on the market segment, Jaguar, Lexus, Porsche, Rolls Royce, Rover, Volkswagen, Volvo and certain models of Ford, General Motors, PSA (Peugeot/Citroen), Renault and Saab. In the United States, the principal competitors include Acura, Audi, BMW, Ford, Infiniti, Jaguar, Lexus, Lincoln, Porsche, Rolls Royce, Saab and Volvo and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors, Mazda and Mitsubishi Motors. Principal competitors of the smart are Volkswagen, Fiat, Ford, Peugeot, Renault, Seat, Daewoo, Daihatsu and Suzuki.

    The following table sets forth, by vehicle line, the number of units sold since 1997:

                                                             Year Ended December 31,
                                                         -------------------------------
                                                           1999        1998       1997
                                                         ---------   --------   --------
Units
S-Class (including CL and SL)..........................     98,300    58,300     62,900
E-Class................................................    246,500   259,400    277,000
C-Class (including CLK and SLK)........................    354,300   384,400    348,700
A-Class................................................    206,900   136,100      6,700
M-Class................................................     90,000    63,700     16,300
G-Class................................................      4,400     3,800      3,500
smart..................................................     79,900    17,100         --
                                                         ---------   -------    -------
    Total..............................................  1,080,300   922,800    715,100
                                                         =========   =======    =======

    DISTRIBUTION

    DaimlerChrysler distributes Mercedes-Benz passenger cars through a worldwide distribution system covering 173 countries and customs areas. Sales organizations differ in the various sales regions according to local needs and requirements. In Germany, the Group operates a wholesale and a retail network for Mercedes-Benz passenger cars. In other major European markets and in the United States, Canada and Japan, Mercedes-Benz passenger cars are sold through a Group subsidiary to an independent dealer network. In other markets, including South America and South East Asia, Mercedes-Benz passenger cars are sold through independent general distributors. In 1999, DaimlerChrysler began merging the back office functions of its smart wholesale distribution network with those of Mercedes-Benz to reduce costs. It also increased the number of smart sales locations by teaming up with the Mercedes-Benz retail network.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    The Mercedes-Benz Passenger Cars & smart division had [EURO]2.2 billion of capital expenditures for fixed assets in 1999. Principal areas of investment were the preparation for production of the upcoming successor models of the C-Class, model year changes for the M-Class, the new technology center in Sindelfingen, Germany, and new paint shop and stamping facilities.

    Research and development projects of the division in 1999 included the development of new models, primarily the upcoming successor models of the C-Class, the SL, the Maybach and the SLR.

    The capital expenditures for fixed assets and the research and development expenditures of the Mercedes-Benz Passenger Cars & smart division during the last three years are shown below:

                                                            Year Ended December 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              ([EURO] in millions)
Capital expenditures for fixed assets..................   2,228      1,995      1,885
Research and development...............................   2,043      1,930      1,583

Chrysler Group

    This segment consists of the automotive operations of DaimlerChrysler Corporation, formerly Chrysler Corporation. DaimlerChrysler Corporation manufactures, assembles and sells cars and trucks under the brand names Chrysler, Jeep, Dodge and Plymouth primarily in the NAFTA region. The Plymouth brand will be phased out through the end of the 2001 model year. The Chrysler Group segment contributed approximately 42% of DaimlerChrysler's revenues in 1999.

    PRODUCTS

    The automotive design and development activities are organized into cross-functional product development groups called "platform teams." The platform team system seeks to improve communications and product quality, and reduce the time required to design and develop new vehicles. The platform team process has contributed significantly to the success of DaimlerChrysler Corporation in recent years.

    The passenger car and truck product ranges of the Chrysler, Jeep, Dodge and Plymouth brands consist of the following vehicles:

    PT CRUISER. PT Cruiser is a new vehicle concept sold under the Chrysler brand that combines the attributes of a minivan and a sport utility vehicle at the size and price of a small car. PT Cruiser is available with a front wheel drive 2.4 liter four-cylinder engine and either a five speed manual or a four speed automatic transmission. PT Cruiser is scheduled to be available in spring 2000.

    NEON. Neon is a subcompact four-door front wheel drive sedan sold under the Chrysler, Plymouth and Dodge brand names. Neon is available with a 2.0 liter four-cylinder engine and a five speed manual or three speed automatic transmission. In February 1999, a new redesigned Neon became available in the NAFTA region and in Europe.

    CIRRUS, STRATUS AND BREEZE. The Chrysler Cirrus, Dodge Stratus and Plymouth Breeze are compact four-door sedans offering contemporary cab-forward styling. Depending on the model, engine alternatives include a 2.0 liter and a 2.4 liter four-cylinder, or a 2.5 liter V-6 engine. Cirrus, Stratus and Breeze models are available in the NAFTA region, and the Stratus is also available in other markets. Redesigned versions of the Cirrus and Stratus are scheduled to be available in the summer of 2000.

    INTREPID, CONCORDE, LHS AND 300M. Dodge Intrepid is a mid-size front-wheel drive, four-door sedan offered with either a 2.7 or 3.2 liter aluminum V-6 engine. The Intrepid is available only in the NAFTA region. The Concorde is a full-size front-wheel drive sedan available in two models and powered by either a 2.7 liter or 3.2 liter aluminum V-6 engine. The LHS is a full-size front-wheel drive luxury sedan powered by a 3.5 liter aluminum V-6 engine. The 300M is a front-wheel drive sport sedan designed for international markets and powered by a 2.7 or 3.5 liter aluminum V-6. Concorde, LHS and 300M models are available in the NAFTA region and in other select markets.

    OTHER CARS. Other cars include the Viper models, a two-seat sport roadster and a sport coupe with a high performance V-10 powertrain; the Prowler, a sport roadster with retro styling cues; and the Dodge Avenger and Chrysler Sebring, two-door coupes produced by Mitsubishi Motor Manufacturing of America in its Normal, Illinois assembly plant. Redesigned models of the Avenger and Sebring two-door coupes are scheduled to be available in 2000. The Chrysler Sebring Convertible is a front-wheel drive, four passenger, mid-sized convertible with a power top and a 2.5 liter V-6 engine. Sebring is the best-selling convertible in the NAFTA region and is also available in select international markets as the Stratus Cabrio. A redesigned Sebring Convertible is expected to be available in the fall of 2000.

    MINIVANS. Minivans are marketed under the Chrysler, Dodge and Plymouth brand names, and are offered in either long or short wheelbase versions. Minivans come equipped with either front-wheel or all-wheel drive. Five gasoline engines ranging from a 2.0 liter four-cylinder to a 3.8 liter V-6, plus a 2.5 liter turbodiesel are available. In 1999, the Chrysler, Dodge and Plymouth minivans continued to lead the market as the best-selling minivans in the world. Redesigned Chrysler and Dodge minivans are planned for introduction in fall of 2000.

    RAM PICKUP. Ram pickup trucks range from the Standard Cab to the Club and Quad Cabs. A chassis Cab variant is also offered in three wheelbases for various work applications.

    DAKOTA. The Dakota pickup truck is available in the Standard, the Club and the recently introduced Quad Cab body styles. Dakota competes in the compact pickup truck segment, and has consistently been the largest compact pickup truck available.

    DURANGO. The Dodge Durango, an eight-passenger sport-utility vehicle, was derived from the Dakota platform and competes in the compact sport-utility market. The Durango is available with a choice of two V-8 engines, all packaged in the bold, Dodge Ram-inspired exterior.

    RAM VAN AND WAGON. The Ram Van and Wagon are Dodge's entry in the full-size van/wagon market and are available in a variety of wheelbases and body configurations.

    JEEP GRAND CHEROKEE. The Grand Cherokee exemplifies four-wheel drive leadership and style with an exceptional balance of power, performance, on-road handling, security and luxury. Grand Cherokee is available in a four-door bodystyle in both two- and four-wheel drive configurations. In the NAFTA region it is offered with a 4.0 liter I-6 or an all-new 4.7 liter V-8 engine, and the optional new Quadra-Drive-Registered Trademark- four-wheel drive system. Vehicles for the NAFTA region are produced in Detroit, Michigan, and vehicles for sale outside of the NAFTA region are produced in Graz, Austria.

    JEEP CHEROKEE. The Cherokee offers excellent performance, versatility and off-road capability along with outstanding value as one of the lowest priced sport-utilities in its class. The Cherokee is available in two- and four-wheel drive configurations, two-door and four-door body styles, as a left hand and right hand drive model, and with a choice of four- and six-cylinder gasoline engines and a diesel engine.

    JEEP WRANGLER. The Wrangler is the authentic four-wheel drive vehicle that is the icon of the Jeep brand. Wrangler is offered with four-wheel drive, removable soft and hard top systems, and a choice of four- and six-cylinder gasoline engines.

    MARKETS, SALES AND COMPETITION

    In 1999, the most important markets for the Chrysler Group segment were the United States (83% of unit sales), Canada (8% of unit sales) and Mexico (3% of unit sales). Retail sales in the United States and Canada amounted to 2,903,000 vehicles in 1999, which compares to 2,779,000 in 1998. For 1999, this represents a 15.3% share of the United States and Canada car and truck market, compared to 16.0% in 1998. Industry retail sales in the United States and Canada for 1999 reached 19.0 million units, an increase of 9% over 1998.

    The following table sets forth the distribution of revenues and unit sales for this segment by geographic market since 1997:

                            Revenues and Unit Sales

                                                     Year Ended December 31,
                                    ----------------------------------------------------------
                                      1999      % change     1998       % change       1997
                                    ---------   --------   ---------   -----------   ---------
Revenues(1)
NAFTA region......................     59,766     +14         52,339           +9       47,807
    United States.................     54,052     +15         47,064          +11       42,582
    Canada........................      4,473      +9          4,113           -3        4,260
    Mexico........................      1,241      +7          1,162          +20          965
European Union....................      2,620     +31          1,998          +10        1,816
Other markets.....................      1,699     -18          2,075          -14        2,403
                                    ---------              ---------                 ---------
    World.........................     64,085     +14         56,412           +8       52,026
                                    =========              =========                 =========

Units(2)
NAFTA region......................  3,052,000      +5      2,905,500          +10    2,649,600
    United States.................  2,693,200      +6      2,548,900          +10    2,312,400
    Canada........................    268,300      +2        261,800           -2      266,300
    Mexico........................     90,500      -5         94,800          +34       70,900
European Union....................     93,500      +7         87,100           -7       93,400
Other markets.....................     83,800     -17        101,100          -30      144,000
                                    ---------              ---------                 ---------
    World.........................  3,229,300      +4      3,093,700           +7    2,887,000
                                    =========              =========                 =========

------------------------

(1) [EURO] in millions.

(2) Unit sales represent vehicle shipments by DaimlerChrysler Corporation.

                         ------------------------------

    In 1999, revenues of Chrysler Group reached a new record high, and unit sales were the second best ever. Total unit sales increased by 4.4% to 3,229,300, due primarily to the division's success in the United States. Unit sales in the United States were up 6% in 1999 to 2,693,200 vehicles, mainly as a result of the success of the Jeep Grand Cherokee, Dodge Durango and the full-size Intrepid and LHS/300M sedans. For a discussion of changes in revenues see "Item 5. Operating and Financial Review and Prospects."

    In the NAFTA region, principal competitors of the Chrysler Group division are General Motors, Ford, Toyota, Honda and Nissan. Competition in the NAFTA region is very intense and is likely to remain so. Due to the economic conditions in certain markets, particularly in Asia, competitors with excess capacity may intensify their efforts to export vehicles to the NAFTA region.

    The following table sets forth, by vehicle line, the number of units sold since 1997:

                                                           Year Ended December 31,
                                                      ---------------------------------
                                                        1999        1998        1997
                                                      ---------   ---------   ---------
Units(1)
Cars
    Neon............................................    251,200     268,200     269,900
    Cirrus, Stratus and Breeze......................    215,400     250,500     255,300
    Intrepid, Concorde and LHS/300M.................    338,300     300,100     198,500
    Other...........................................    101,300     120,000     139,700

Minivans............................................    681,500     685,000     682,800
Trucks
    Ram Pickup......................................    487,100     474,700     432,400
    Dakota..........................................    171,100     160,100     166,900
    Durango.........................................    219,600     182,000      33,200
    Ram Van and Wagon...............................     83,100      84,400      77,800

Jeep
    Grand Cherokee..................................    380,100     270,200     311,400
    Cherokee........................................    200,500     194,500     213,900
    Wrangler........................................    100,100     104,000     105,200
                                                      ---------   ---------   ---------
    Total...........................................  3,229,300   3,093,700   2,887,000
                                                      =========   =========   =========

------------------------

(1) Unit sales represent vehicle shipments by DaimlerChrysler Corporation.

    DISTRIBUTION

    In the NAFTA region, new passenger cars and trucks are sold at retail by dealers who have sales and service agreements with DaimlerChrysler Corporation. The dealers purchase cars, trucks, parts and accessories from DaimlerChrysler Corporation for sale to retail customers. In the United States, DaimlerChrysler Corporation had 4,423 dealers at December 31, 1999, compared to 4,484 at December 31, 1998. In Canada, the dealer network comprised 560 dealers at December 31, 1999, compared to 578 dealers at December 31, 1998. In Mexico, the dealer network comprised 117 dealers at December 31, 1999, compared to 114 dealers at December 31, 1998.

    DaimlerChrysler Corporation also sells vehicles in various other countries through wholly owned, affiliated and independent distributors and dealers.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 1999, the Chrysler Group segment invested [EURO]5.2 billion in fixed assets. These investments were spent primarily on completion of the Neon launch, Dakota Quad-cab launch and the major product launches due in 2000, including the PT Cruiser, new Minivan and Stratus/Cirrus vehicles. Investments include improving capacity, upgrading powertrain and component facilities and maintaining all other existing facilities.

    The research and development activities of the segment in 1999 related primarily to new product development for the products mentioned above and the all new Cherokee replacement due to be launched in 2001. Also included are development costs for improvement of existing products and compliance costs associated with regulations promulgated by various governmental agencies worldwide.

    The capital expenditures for fixed assets and research and development expenditures of the Chrysler Group segment during the last three years are shown below:

                                                            Year Ended December 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              ([EURO] in millions)
Capital expenditures for fixed assets..................   5,224      3,920      4,501
Research and development...............................   2,000      1,695      1,512

    INTERNATIONAL COOPERATIONS

    In Austria, Jeep Grand Cherokees are assembled under an assembly contract with Steyr-Daimler-Puch Fahrzeugtechnik AG & Co. The segment's automotive operations in the Asia-Pacific region include the assembly of Jeep Cherokees for distribution in China by Beijing Jeep Corporation, Ltd., a minority-owned joint venture. In addition, DaimlerChrysler Corporation has an agreement for the assembly of right-hand-drive Jeep vehicles in Thailand. Operations in South America include manufacturing facilities in Venezuela, where Neons, Jeep Cherokees and Grand Cherokees are assembled, Brazil, where Dakota pickup trucks are manufactured, and Argentina, where Jeep Cherokees and Grand Cherokees are assembled. In January 1997, DaimlerChrysler Corporation entered into a joint venture agreement with Bayerische Motoren Werke AG to manufacture a small gasoline engine in Brazil for use in both Chrysler and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company with assembly facilities in Egypt.

Commercial Vehicles

    DaimlerChrysler manufactures and sells commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Setra and Thomas Built Buses. With facilities throughout the world, the Group has a very strong network for the production and assembly of commercial vehicles and core components. It also has a worldwide distribution and service network. Commercial Vehicles contributed approximately 17% of the Group's revenues in 1999.

    PRODUCTS

    VANS. Worldwide, the product lines consist of three series of Mercedes-Benz vans in categories of 2 metric tons (t) to 7.5t gross vehicle weight (GVW), the Vito and V-Class, the Sprinter and the Vario. In spring 1999, DaimlerChrysler restyled the Vito and the V-Class, which is a passenger minivan derived from the Vito. A new Mercedes-Benz compact van, the Vaneo, is expected to enter the market at year-end 2001. The Vaneo is designed for use as a family vehicle and for commercial purposes. DaimlerChrysler manufactures its Mercedes-Benz vans in Germany and Spain for the European market and in Argentina for the South American market.

    TRUCKS. The European Mercedes-Benz truck lines consist of the Actros in the heavy weight category, the Atego in the light, medium and heavy weight category and the Econic, a vehicle concept that can be adopted for a variety of special applications. Complementing this line-up is the Unimog, a four-wheel drive vehicle which is designed for special purpose applications such as street maintenance, certain construction industry uses, fire-fighting, forestry and agriculture. In January 1999, a jury of 18 European motor journalists voted the Atego "Truck of the Year."

    In the United States and Canada, the Group operates through its wholly owned subsidiary Freightliner Corporation. Freightliner manufactures trucks in Classes 5 through 8 (from 16,000 lbs. GVW to 33,000 lbs. GVW and over). In 1998, Freightliner acquired the heavy truck product line of Ford Motor Company, which it offers under the brand name "Sterling." Through American La France, Freightliner is active in the market for custom fire truck chassis. It also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). Mercedes-Benz Mexico manufactures Mercedes-Benz trucks primarily for sale in the NAFTA region.

    Mercedes-Benz do Brasil develops and produces Mercedes-Benz trucks for the South American markets. The new generation of trucks is based on the cab-over engine design of the Atego. The African, Asian and Australian continents are supplied by European factories and manufacturing operations in Brazil, South Africa, Nigeria, Indonesia, Iran and Australia.

    BUSES. The bus product lines consist of complete buses for city, intercity and touring purposes and bus chassis which are completed by local bus builders in various countries. The division's operating companies develop their own bus designs based on national requirements and adapt their models to the specific market needs of each region. Moreover, numerous cooperation partners throughout the world manufacture buses or bus chassis under license. In Europe, the division markets buses under the Mercedes-Benz and Setra brand names. In 1998, Freightliner acquired the U.S. school bus body manufacturer Thomas Built Buses. In June 1999, Freightliner and the British company Mayflower Corporation plc formed a joint venture company, Thomas Dennis Co. LLC, in which Freightliner's subsidiary Thomas Built Buses holds 51% and Mayflower's U.S. subsidiary Walter Alexander holds 49%. The new joint venture focuses primarily on the production of low-floor buses for the NAFTA region.

    POWERTRAIN. The Powertrain business unit of DaimlerChrysler designs and manufactures a full line of powertrain components consisting of diesel engines, transmissions, axles and steering systems. It sells these components to other divisions and business units of DaimlerChrysler and to third party customers. It began to supply truck diesel engines to Freightliner in 1999. The Powertrain business unit also manufactures industrial diesel engines which are widely used as propulsion units in off-highway applications.

    In the United States, DaimlerChrysler cooperates with the U.S. engine manufacturer Detroit Diesel Corporation in several joint development, production and marketing projects involving commercial vehicle and industrial diesel engines. To support this cooperation, a U.S. affiliate of DaimlerChrysler AG holds a 20% common equity investment in Detroit Diesel. The cooperation also extends to MTU Motoren- und Turbinen-Union Friedrichshafen GmbH which is primarily engaged in joint projects with Detroit Diesel involving the design, development and marketing of diesel engines of various displacements and power ranges for off-highway applications.

    MARKETS, SALES AND COMPETITION

    The market for commercial vehicles depends significantly on general economic conditions since they directly influence transportation needs and the availability of funds for capital investment. In 1999, sales of commercial vehicles continued to experience significant growth in Western Europe and particularly the NAFTA region. Market growth in Western Europe was largely the result of the high demand for heavy trucks of 16t GVW or more (+15%). Sales for all manufacturers in the NAFTA region were up approximately 23% to 441,500 vehicles in the Class 6 through 8 categories that are particularly important for Freightliner and Sterling. However, in various South American countries, especially in Brazil, demand fell considerably as a result of the economic crisis plaguing the region. Markets also performed poorly in some Asian countries, Turkey and Eastern Europe.

    In Germany, registrations of new commercial vehicles increased 10% to 324,300 units. DaimlerChrysler sold 21% of its commercial vehicles in the German market in 1999. The remaining European Union market accounted for an additional 28% of the division's 1999 unit sales. Outside Europe, the NAFTA region and South America are the most important markets for the division.

    The following table sets forth the distribution of revenues and unit sales for the Commercial Vehicles division by geographic market since 1997:

                            Revenues and Unit Sales

                                                          Year Ended December 31,
                                          -------------------------------------------------------
                                            1999     % change     1998      % change       1997
                                          --------   --------   --------   -----------   --------
Revenues(1)
European Union..........................   12,754      +11       11,448           +14     10,082
    Germany.............................    7,046      +11        6,355           +12      5,660
    Other...............................    5,708      +12        5,093           +15      4,422
NAFTA region............................   10,408      +50        6,937           +45      4,770
    United States.......................    9,164      +53        5,989           +48      4,033
    Canada..............................      844      +40          604           +27        474
    Mexico..............................      400      +16          344           +31        263
South America...........................    1,346      -35        2,082            -2      2,131
    Brazil..............................      849      -37        1,353            -7      1,448
    Other...............................      497      -32          729            +7        683
Other markets...........................    2,187      -19        2,695           -11      3,029
                                          -------               -------                  -------
      World.............................   26,695      +15       23,162           +16     20,012
                                          =======               =======                  =======

Units
European Union..........................  267,100       +8      247,100           +12    221,200
    Germany.............................  114,500       +7      107,500           +11     96,600
    Other...............................  152,600       +9      139,600           +12    124,600
NAFTA region............................  193,000      +54      125,600           +46     86,300
    United States.......................  171,800      +59      107,800           +49     72,500
    Canada..............................   12,800      +20       10,700           +37      7,800
    Mexico..............................    8,400      +18        7,100           +18      6,000
South America...........................   44,600      -23       57,700            +5     54,900
    Brazil..............................   30,100      -24       39,400            +5     37,500
    Other...............................   14,500      -21       18,300            +5     17,400
Other markets...........................   50,200      -15       59,300            +8     55,000
                                          -------               -------                  -------
      World.............................  554,900      +13      489,700           +17    417,400
                                          =======               =======                  =======

------------------------------

(1) [EURO] in millions.

                         ------------------------------

    Worldwide unit sales of the division increased significantly from 489,700 in 1998 to 554,900 vehicles in 1999, setting a new record for the third consecutive year. Sales of vans and trucks reached 226,400 (+3%) and 283,800 (+20%) units, respectively. Sales of buses increased 37% to 44,700 units in 1999.

    Unit sales in Germany increased 7% to 114,500. In the European Union (excluding Germany) unit sales rose 9% from 139,600 in 1998 to 152,600 in 1999. This increase resulted primarily from the success of Mercedes-Benz vans and trucks, especially in France, Italy and Spain. Due to the continued success of the Actros and Atego truck lines, DaimlerChrysler strengthened its position as the European market leader in the category of trucks over 6t GVW with a European Union market share of 24% (1998: 23%). DaimlerChrysler's European Union market share for vans between 2t and 6t GVW increased to 19% (1998: 18%). The bus brands Mercedes-Benz and Setra maintained their leading position in the European Union with a combined market share of 25% in 1999 (1998: 26%).

    In the United States, retail sales in the Class 6/7 segment for all manufacturers showed a strong 20% increase to 179,100 vehicles (1998: 149,200 units). In the Class 8 heavy duty segment unit sales for all manufacturers rose 25% to 262,400 (1998: 209,400). Through the addition of the Sterling truck lines and the buses produced by Thomas Built Buses, DaimlerChrysler further increased its market shares in the Class 6/7 segment from 19% in 1998 to 23% in 1999 and in the Class 8 segment from 33% in 1998 to 37% in 1999.

    As a result of the unfavorable economic conditions in South America, 1999 sales of trucks for all manufacturers fell in Brazil to 46,900 (1998: 51,200) units and in Argentina to 10,600 (1998: 13,300) units. Nevertheless, DaimlerChrysler was able to defend its dominant position in the market for trucks above 6t GVW with a market share of approximately 36% in both Brazil and Argentina.

    For a discussion of changes in revenues see "Item 5. Operating and Financial Review and Prospects."

    The primary sales market for Mercedes-Benz vans is Western Europe. Principal competitors in this market are Fiat (IVECO), Volkswagen, Ford, Renault and PSA (Peugeot/Citroen).

    In the truck market segment, competitors vary in each geographical region. In the two most important truck markets for DaimlerChrysler, Western Europe and the NAFTA region, its principal competitors are the following:

Western Europe                      NAFTA Region
(over 6t GVW)                       (Classes 5 through 8)
--------------                      ---------------------
Volvo/Scania                        Navistar
Fiat (IVECO)                        Paccar
MAN                                   (Kenworth/Peterbilt)
Renault                             Ford
Paccar (DAF)                        Renault (Mack)
                                    Volvo/Scania
                                    General Motors

    Principal competitors in the bus sector (over 8t GVW) include Volvo/Scania, Irisbus, a joint venture of Fiat and Renault, MAN, Dennis and Auwaerter (Neoplan) in Western Europe and Volvo/Scania and Volkswagen in South America.

    The following table sets forth, by vehicle category, the unit sales of the division since 1997:

                                                         Year Ended December 31,
                                                      ------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
Units
Vans(1).............................................  226,400    220,400    193,900
Trucks(2)...........................................  283,800    236,700    192,700
Buses...............................................   44,700     32,600     30,800
                                                      -------    -------    -------
    Total...........................................  554,900    489,700    417,400
                                                      =======    =======    =======

------------------------------

(1) The figures for 1999 and 1998 include sales of pickup trucks (L 200) manufactured by Mercedes-Benz South Africa under an agreement with Mitsubishi Motors Corporation.

(2) Including chassis manufactured by Freightliner for motorhomes and walk-in-vans.

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

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures of the Commercial Vehicles segment for fixed assets amounted to [EURO]0.8 billion in 1999. Principal areas of investment were the preparation for the production of the new compact van, the Vaneo, and the new cab-over engine truck generation for the South American market.

    Research and development projects focused on new products, especially the Vaneo and a new Setra bus, and successor models of existing product lines, primarily the Sprinter.

    The table below shows the capital expenditures for fixed assets and the research and development expenditures of the Commercial Vehicles segment during the last three years:

                                                            Year Ended December 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              ([EURO] in millions)
Capital expenditures for fixed assets..................     770        832        601
Research and development...............................     827        714        602

Services

    DaimlerChrysler conducts its services business through its wholly-owned subsidiary DaimlerChrysler Services (debis) AG. The services business consists of two business units: Financial Services and IT Services. Services contributed approximately 7% of the Group's revenues in 1999.

    In the first quarter of 1999, DaimlerChrysler combined the financial services activities of debis and Chrysler Financial Company L.L.C. It also reduced debis' equity stake in the telecommunications services company debitel from 52.4% to 10% by selling 10% through an initial public offering in the first quarter of 1999, and 32.4% to Swisscom in the third quarter of 1999. Following the divestiture of the majority of debis' interest in debitel, the Services segment no longer comprises a separate Telecom Services business unit.

    The following table sets forth the revenues generated by Services since
1997:

                                                             Year Ended December 31,
                                                          ------------------------------
                                                            1999       1998       1997
                                                          --------   --------   --------
                                                               ([EURO] in millions)
Financial Services(1)...................................   10,015      7,745     6,390
IT Services.............................................    2,917      2,167     1,548
Other(2)................................................       --      1,498     1,466
                                                           ------     ------     -----
    Total...............................................   12,932     11,410     9,404
                                                           ======     ======     =====

------------------------------

(1) Figures for 1998 and 1997 have been restated to reflect the combination of the financial services activities of debis and Chrysler Financial
    Company L.L.C.

(2) The 1998 and 1997 revenues in this category primarily represent the Group's telecom services activities which were sold in 1999.

                         ------------------------------

    BUSINESS UNITS AND SERVICES

    FINANCIAL SERVICES. The Financial Services business unit, which now includes the operations of the former Chrysler Financial Services segment, is one of the leading financial services providers in the world outside the banking and insurance sector. It is divided into three areas of responsibility: NAFTA region and World excluding NAFTA region for automotive financial services and Capital Services for non-automotive financial services. Financial Services offers customized financing and leasing packages, primarily in connection with the sale of DaimlerChrysler automotive products. In addition to consumer and dealer automotive financing, it also provides dealer facility development and management and insurance-related activities. The insurance activities are conducted by debis Assekuranz and Chrysler Insurance Company and include direct insurance (mainly dealer property and casualty insurance), insurance and reinsurance brokerage and risk consulting and risk management services to companies within the Group, to DaimlerChrysler employees and to third party industrial customers worldwide.

    In the area of Capital Services, the Financial Services business unit offers customer-oriented financing concepts for various non-automotive products and activities, such as the sale of aircraft, rail systems, marine vessels or commercial real estate and infrastructure projects. Capital Services also includes the trading and consulting activities previously conducted by debis Trading.

    In 1999, the Financial Services business unit continued to expand its business volume and accounted for approximately 77% of Services' revenues. See "Item 5. Operating and Financial Review and Prospects."

    IT SERVICES. debis Systemhaus is one of Germany's leading independent providers of comprehensive IT services. It provides a wide range of services including consulting (PLAN), development of software solutions (BUILD) and operation of applications, computer centers, networks and desktops (RUN). IT Services concentrates on IT solutions for specific industries, such as manufacturing, retail and distribution, transportation, telecommunications, financial services and the public sector. In 1999, IT Services was able to improve further its international market presence, especially through the acquisitions of the French company Soleri and the Spanish company Eltec and significant IT outsourcing orders received from customers in Italy, the Netherlands, South Africa, Spain and Switzerland.

    In 1999, IT Services accounted for 23% of the Services segment's revenues. It generated approximately 75% of its revenues with customers outside the DaimlerChrysler Group.

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of Services' revenues by geographic market since 1997:

                                                          Year Ended December 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
                                                            ([EURO] in millions)
European Union.......................................    5,705      6,138     5,125
    Germany..........................................    4,196      4,553     3,900
    Other............................................    1,509      1,585     1,225
NAFTA region.........................................    6,356      4,696     3,947
    United States....................................    5,491      4,522     3,937
    Canada and Mexico................................      865        174        10
Other markets........................................      871        576       332
                                                        ------     ------     -----
    World............................................   12,932     11,410     9,404
                                                        ======     ======     =====

                            ------------------------

    Services generated approximately 32% of its total 1999 business volume in Germany, 12% in other European Union countries, 49% in the NAFTA region and 7% in other markets. The growth in revenues in 1999 was the result of increased business activity in both Financial Services and IT Services.

    In 1999, the Financial Services business unit processed approximately 1,993,000 new leasing and finance contracts with a total value of [EURO]50.7 billion, an increase of approximately 44% in new contract value compared to 1998 when it processed new contracts with a total value of [EURO]35.2 billion. This increase was attributable to the continued growth of DaimlerChrysler's automotive businesses and an improved and more extensive range of services. The average monthly payment for new vehicle installment sale contracts in 1999 was [EURO]524. The average new contract balance amounted to [EURO]23,286 and the average original term was 49 months.

    The following table sets forth the number and total value of new contracts and the total number and value of contracts outstanding at December 31, 1999 in the Financial Services business unit:

                                                        Value                    Value
                                             New      ([EURO] in     Total     ([EURO] in
                                          Contracts   millions)    Contracts   millions)
                                          ---------   ----------   ---------   ----------
United States(1)........................  1,275,661     33,492     3,595,078     70,513
Germany(1)..............................    239,131      6,093       435,798      9,328
Canada(1)...............................    178,638      3,439       427,869      6,855
United Kingdom(1).......................     41,318      1,217        89,490      2,428
Italy...................................     40,600        813        70,159      1,200
France..................................     24,563        654        51,782      1,070
Japan(1)................................     22,945        784        58,321      1,541
Mexico..................................     19,289        460        50,999        928
Switzerland.............................     13,261        413        20,998        533
Netherlands.............................     13,077        433        29,971        913
Other(1)................................    124,515      2,892       161,600      3,914
                                          ---------     ------     ---------     ------
    Total...............................  1,992,998     50,690     4,992,065     99,223
                                          =========     ======     =========     ======

------------------------------

(1) Includes portfolios of activity conducted by Financial Services which have been included in several asset-backed receivables transactions by that business unit in these countries.

                         ------------------------------

    Competitors in the leasing and financial services area include leasing and finance subsidiaries of banks and financial institutions and of other automobile manufacturers to the extent they do not limit their leasing and financial services activities to their own automobile brands. In the field of IT services, which are primarily provided by debis Systemhaus, principal competitors include IBM, EDS, CSC, Sema and Atos. debis Assekuranz competes primarily with
AON/Jauch & Huebener and the Marsh Group. Chrysler Insurance Company's main competitor in the U.S. dealer market is Universal Underwriters (Zuerich Group).

    CAPITAL EXPENDITURES

    Capital expenditures for fixed assets, largely data processing equipment, increased 14% in 1999 to [EURO]324 million (1998: [EURO]285 million). Additions to equipment on operating leases increased 124% to [EURO]16.1 billion (1998:
[EURO]7.2 billion).

Aerospace

    Principal Aerospace activities include the development, production and sale of commercial aircraft, helicopters, defense and civil systems, aero engines, military aircraft, satellites, and space infrastructure. DaimlerChrysler's subsidiary DaimlerChrysler Aerospace (Dasa) is the German partner (with a 37.9% share) in the European Airbus consortium Airbus Industrie. Aerospace contributed approximately 6% of the Group's revenues in 1999.

    The following table sets forth the revenues generated by the Aerospace business units since 1997:

                                                               Year Ended December 31,
                                                            ------------------------------
                                                              1999       1998       1997
                                                            --------   --------   --------
                                                                 ([EURO] in millions)
Commercial Aircraft/Helicopters...........................   3,937      3,508      2,966
Defense and Civil Systems.................................   1,655      1,687      1,409
Aero Engines..............................................   1,740      1,655      1,513
Military Aircraft.........................................     848        765        659
Satellites................................................     446        629        725
Space Infrastructure......................................     552        526        544
Other(1)..................................................      13         --         --
                                                             -----      -----      -----
    Total.................................................   9,191      8,770      7,816
                                                             =====      =====      =====

------------------------------

(1) The 1999 revenues in this category primarily relate to research activities conducted by DaimlerChrysler Aerospace's research department for third parties.

                         ------------------------------

    Aerospace revenues for 1999 were [EURO]9.2 billion, an increase of 5% over 1998. This increase was primarily due to increased deliveries of Airbus aircraft which had significant positive effects on the Commercial Aircraft business. See "Item 5. Operating and Financial Review and Prospects."

    In the fourth quarter of 1999, DaimlerChrysler agreed to combine the business of DaimlerChrysler Aerospace AG, with the businesses of the French aerospace company, Aerospatiale Matra S.A., and the Spanish aerospace company, Construcciones Aeronauticas S.A. (CASA), in a new company called European Aeronautic Defence and Space Company (EADS). Upon closing of the transaction, EADS will be the largest aerospace company in Europe, based on 1998 estimated pro forma sales of approximately [EURO]21 billion and a workforce of approximately 96,000 employees. It will own 80% of Airbus Industrie. DaimlerChrysler will retain its aircraft engine subsidiary, MTU Motoren- und Turbinen-Union Muenchen GmbH. See also "Material Contracts" in "Item 10. Additional Information."

    In October 1999, DaimlerChrysler Aerospace AG, Aerospatiale Matra S.A. and Marconi Electronic Systems Ltd., which subsequently merged with British Aerospace plc to become BAe Systems plc, signed a formation agreement for a trinational European space company to be named Astrium. Astrium is expected to combine the space systems businesses of DaimlerChrysler Aerospace and Matra Marconi Space, a joint venture of Aerospatiale Matra and BAe Systems, in the first half of 2000. Following the EADS transaction, EADS will hold 75% and BAe Systems will hold 25% of Astrium.

    At December 31, 1999, DaimlerChrysler AG owned 93.8% of the capital stock of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft, which is the holding company of DaimlerChrysler Aerospace. The remaining outstanding shares of capital stock are owned almost entirely by the State of Hamburg which, subject to certain conditions and procedures, may require that DaimlerChrysler AG purchase its shares.

    BUSINESS UNITS AND PRODUCTS

    COMMERCIAL AIRCRAFT/HELICOPTERS. The commercial aircraft/helicopter business includes the activities of DaimlerChrysler Aerospace Airbus GmbH and its subsidiaries and the production of helicopters for military and civil applications by the Eurocopter group.

    COMMERCIAL AIRCRAFT. DaimlerChrysler Aerospace Airbus conducts the German activities within Airbus Industrie, a consortium of four European aerospace companies. These activities include the final assembly of the Airbus A321 and the A319 which is performed in Hamburg. DaimlerChrysler Aerospace Airbus also manufactures a variety of fuselage sections and vertical stabilizers for all Airbus models, installs interior furnishings and is responsible for the wing integration of all widebody Airbus aircraft.

    Airbus Industrie is responsible for sales, marketing and product support of all Airbus aircraft. DaimlerChrysler Aerospace Airbus and the French aerospace company, Aerospatiale Matra, each have a 37.9% interest in the consortium; BAe Systems plc of the United Kingdom owns 20%; and the Spanish company Construcciones Aeronauticas S.A. (CASA), holds 4.2%. DaimlerChrysler Aerospace Airbus contributes on average one-third to the value of the aircraft produced by the European Airbus program.

    The product line of Airbus Industrie includes the following models:

    - A340. The A340 is a four engine, long range aircraft currently offered in three sizes between 239 and 440 passenger seats with a range between 6,400 and 8,000 nautical miles. Airbus Industrie is developing two new versions of the A340, the A340-500 and the A340-600. These versions will have up to 485 passenger seats and a range of up to 8,500 nautical miles. Deliveries of these new models are expected to commence in the year 2002.

    - A330. The A330 is one of the world's largest twin-engine medium/long haul aircraft seating between 253 and 440 passengers with a range of 4,800 to 6,450 nautical miles.

    - A320. The A320, a two-engine 150- to 180-seat aircraft with a range of up to 3,000 nautical miles, is the most successful Airbus aircraft program to date.

    - A321. The A321 is a stretched version of the A320 that seats 185 to 220 passengers and is designed as a short/medium haul aircraft with a range of up to 3,000 nautical miles. DaimlerChrysler Aerospace Airbus assembles the A321 in Hamburg.

    - A319. The A319 is a reduced-size version of the A320, seating between 124 and 145 passengers. It has a range from 1,800 to 3,700 nautical miles. DaimlerChrysler Aerospace Airbus assembles the A319 in its Hamburg facility. A new short-range version of the A 319, the A318, is currently under development. It is designed to satisfy demand for aircraft in the 100- to 130-seat range. The first flight of the A318, for which sales efforts started in late 1998, is scheduled for the end of 2001.

    - A310. The A310 is a two-engine aircraft with a range of up to 5,200 nautical miles that seats between 220 and 280 passengers depending on its layout.

    - A300-600. This model is a medium-range two-engine aircraft accommodating between 266 and 361 passengers. It has a range of up to 4,150 nautical miles. A cargo version of this model, the A300-600F, completes the line-up.

    - A300-600ST BELUGA. The A300-600ST Beluga is a high-volume transporter that was primarily developed for the transportation of Airbus components.

    Airbus Industrie is engaged in the predevelopment of the A3XX, an all-new high-capacity aircraft. Two versions are in the planning stage, one would be capable of carrying 555 passengers, the other 655 passengers. Further decisions relating to this project are expected to be taken in 2000 and will be based on updated demand information received from airlines. DaimlerChrysler Aerospace also participates in the development of a new military transport aircraft, the A400M, through Airbus Military Company S.A.S. which was founded in 1999. Other partners in this joint venture company are Airbus Industrie, Aerospatiale Matra, BAe Systems, Casa, Finmeccanica, Flabel and Tusas.

    HELICOPTERS. The helicopter business of Aerospace is conducted through the French-German Eurocopter group. The Eurocopter group comprises the combined helicopter business of DaimlerChrysler Aerospace and Aerospatiale Matra. DaimlerChrysler Aerospace and Aerospatiale Matra hold 40% and 60%, respectively, of the capital stock of Eurocopter Holding, S.A. which holds 75% of the operating company Eurocopter S.A. The remaining 25% of the capital stock of Eurocopter S.A. is owned by Aerospatiale Matra. The product line of the Eurocopter group includes single-engine light helicopters, as well as twin-engine light- and medium-weight helicopters. The Eurocopter group participates in the development and production of the Tiger escort helicopter and has a 66% share of the program for the development of the NH90 tactical transport and naval helicopter. The fourth prototype of the NH90 began in-flight testing in May 1999. In June 1999, Eurocopter received an order to deliver 160 Tiger helicopters to France and Germany (80 each).

    DEFENSE AND CIVIL SYSTEMS. This business unit is active in the areas of defense and dynamics systems, radar and radio systems, command and information systems and systems technology. Its principal activities include development and manufacture of products in the categories of radar technology, radio communications and electronic warfare; reconnaissance, command, control and information systems, mission planning systems, digital map systems, telescopic antenna tower systems, mobile field hospitals and simulation and training systems; antitank and ground-to-air missiles, surface missile systems and standoff weapons. Through Nortel Dasa Network Systems, a joint venture with Northern Telecom, this business unit is also engaged in the development of telecommunications network components, including systems for the integration of mobile and landline telecommunications networks. Defense and Civil Systems restructured its business through the acquisition of the German defense electronics activities of Siemens AG in 1998, and, in 1999, the purchase of a 33% interest in the South African company Reutech Radar Systems and the sale of Elekluft GmbH.

    AERO ENGINES. The Aero Engines business unit consists of MTU Motoren- und Turbinen-Union Muenchen GmbH and its subsidiaries. It is involved in the development, production and product support of propulsion systems for aircraft.

    In the area of engines for commercial and executive aircraft, MTU Muenchen primarily works with the engine manufacturers Pratt & Whitney, a subsidiary of United Technologies, Inc., and General Electric. Pratt & Whitney and MTU Muenchen jointly develop and manufacture the PW4000 turbofan engine family, the PW2000 jet engine series, the PW305 and PW306 jet engines and the PW500 turbofan engine family. Since February 1999, the two companies are also developing a new engine program, the PW6000 series. MTU Muenchen's cooperation with General Electric relates primarily to the General Electric CF6 engine family for which MTU Muenchen manufactures parts and components.

    In other projects MTU Muenchen's cooperation partners include Rolls-Royce plc, Snecma and Japanese aircraft engine manufacturers. In the V2500 jet engine program MTU Muenchen cooperates with Pratt & Whitney, Rolls-Royce plc and Japanese Aero Engines Corporation. In the military area MTU Muenchen is engaged in the development of the EJ200 engine for the Eurofighter/Typhoon and the MTR390 engine for the Tiger helicopter. MTU Muenchen is also one of the leading providers of maintenance and repair services for jet engines. See also "International Cooperations."

    MILITARY AIRCRAFT. Because of the technical complexity and the high development costs of the products, DaimlerChrysler Aerospace undertakes most projects in this area on a joint venture basis with other European and United States companies. Military Aircraft is focusing primarily on the Eurofighter/Typhoon program. Production of the Eurofighter began in 1998 and deliveries are expected to commence in 2002. Germany intends to acquire 180, the United Kingdom 232, Italy 121 and Spain 87 aircraft. The Military Aircraft business unit also continues to be involved in the Panavia program (modernization and servicing of Tornado aircraft) and the manufacturing of certain Airbus components.

    DaimlerChrysler Aerospace is also involved in other aircraft programs, including the Experimental Program Vector, a follow-up program of the X-31A, and it is actively engaged in programs involving design, development and implementation of capability upgrades and maintenance, technological and logistical support relating to the F4 Phantom, the Breguet Atlantique, the NATO Awacs E-3A, the Transall C160 and the MiG-29. Other programs involve reconnaissance systems, training and flight simulation systems and maintenance and overhaul of military aircraft.

    SATELLITES. The Satellites business unit is focusing on several satellite programs and projects commissioned by the European Space Agency (ESA):
Envisat-1, a successor program to the ERS-2 (European Remote Sensing Satellite); the Horizon 2000 scientific satellite program consisting of the Cluster satellites; the XMM (X-Ray Multi-Mirror Mission), the largest scientific x-ray satellite to date; and Rosetta, a satellite program designed to explore the origin of the solar system. Other projects include the development and production of three meteorological satellites as part of the Meteosat program, and the participation in Globalstar, a worldwide mobile communications satellite system consisting of 48 low earth orbit satellites which were positioned by the end of 1999.

    SPACE INFRASTRUCTURE. Space Infrastructure concentrates on the development and production of orbital systems. These activities include programs involving space stations and launcher systems and the development of new technologies. Specific projects in which DaimlerChrysler Aerospace participates include the space laboratory COF (Columbus Orbital Facility) for the International Space Station (ISS), the space transporter ATV (Automated Transfer Vehicle), the ERA (European Robotic Arm) program and the Ariane 4 and 5 launcher programs.

    MARKETS, SALES AND COMPETITION

    In 1999, market demand for commercial aircraft and commercial aircraft engines was weaker than in the previous year. Orders for jet aircraft with more than 100 seats declined to 867 units (1998: 1,222 units). However, due to a high order backlog, deliveries in 1999 increased to 914 aircraft compared to 792 units in 1998. Demand for maintenance and repair services was stronger than in 1998.

    In spite of continued budget constraints in Germany and other countries of the Western hemisphere, public spending for defense products was higher than in the previous year. Demand in the market for satellites and space infrastructure systems for commercial applications showed a substantial increase in 1999 while public spending in this area stagnated.

    The following table sets forth the distribution of Aerospace revenues by geographic market since 1997:

                                                            Year Ended December 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              ([EURO] in millions)
European Union.........................................   7,313      6,730      6,013
    Germany............................................   2,702      2,604      2,207
    Other..............................................   4,611      4,126      3,806
NAFTA region...........................................   1,457      1,496      1,239
    United States......................................   1,322      1,414      1,193
    Canada and Mexico..................................     135         82         46
Asia...................................................     267        244        208
Other markets..........................................     154        300        356
                                                          -----      -----      -----
    World..............................................   9,191      8,770      7,816
                                                          =====      =====      =====

                         ------------------------------

    The Airbus aircraft built by the partners of Airbus Industrie compete primarily with aircraft produced by Boeing. In the international military aircraft market, DaimlerChrysler Aerospace competes primarily as a member of the Panavia and Eurofighter consortia. Competitors of these consortia are Boeing, Lockheed Martin, Dassault and certain manufacturers in Russia and the Ukraine. Major competitors of the Eurocopter group include Sikorsky, Boeing, Westland, Agusta, Bell Textron and, with respect to some special applications, helicopter manufacturers from Poland and Russia.

    In the German defense systems market, the Defense and Civil Systems business unit competes in some areas with Diehl and STN Atlas. Outside of Germany, Defense and Civil Systems operates exclusively through international cooperations. These cooperations, which are primarily active in the missile area, compete with Thomson-CSF, Hughes, Raytheon, Lockheed Martin and Boeing.

    Space Infrastructure competes in the area of communications satellites with Alenia Spazio in Europe and Hughes Space and Lockheed Martin in the United States. Competitors in the launcher area are Lockheed Martin and Boeing in the United States and some manufacturers in Russia, the Ukraine, China and Japan.

    Through MTU Muenchen DaimlerChrysler Aerospace participates in several international aircraft engine cooperations which compete in some areas with Pratt & Whitney, General Electric, Snecma, Rolls-Royce plc, Volvo Aero and FiatAvio SpA.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures for fixed assets were [EURO]336 million in 1999 compared with [EURO]326 million in 1998. They related primarily to capacity increases in the Commercial Aircraft/Helicopters business unit intended to address the high order backlog for commercial aircraft.

    Research and development expenditures decreased slightly in 1999 to [EURO]2,005 million (1998: [EURO]2,047 million). Of this amount, [EURO]458 million was attributable to projects funded by the Group
(1998: [EURO]367 million). In 1999, 77% of DaimlerChrysler Aerospace's total research and development expenditures was customer-funded (1998: 82%). Research and development projects of Commercial Aircraft/Helicopters included the Airbus programs and new helicopter models. The primary research and development projects of the Defense and Civil Systems business unit included missile systems; radar systems; control, command and communications systems; and civilian products. The Aero Engines business unit emphasized the EJ200 engine program, additional development work on engines for regional aircraft and research work directed at engine technologies leading to lower emissions, reduced noise and lower fuel consumption. Military Aircraft continued to perform development work on the Eurofighter/Typhoon, the Tornado upgrade program and on Airbus components; the Satellites and Space Infrastructure business units focused on the various ESA programs and the Ariane program.

    The capital expenditures for fixed assets and the research and development expenditures of Aerospace during the last three years are shown below:

                                                            Year Ended December 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              ([EURO] in millions)
Capital expenditures for fixed assets..................     336        326        255
Research and development...............................   2,005      2,047      2,233
      of which: Company funded projects................     458        367        316
                Third party projects...................   1,547      1,680      1,917

    INTERNATIONAL COOPERATIONS

    In addition to the Airbus consortium, the comprehensive cooperation with Pratt & Whitney and the participation in the Eurofighter consortium, DaimlerChrysler Aerospace participates in a number of other cooperative efforts. DaimlerChrysler Aerospace and Nortel Ltd. of the United Kingdom, a subsidiary of the Canadian company Northern Telecom Ltd., cooperate in a joint venture which provides products and services in the telecommunications field. The Group is also involved in three joint ventures with Thomson-CSF S.A. in the areas of weapons components, missile propulsion systems and gallium arsenide technology. A joint venture with China Aerospace Corporation focuses on satellites for communication and earth observation. In 1998, Matra BAe Dynamics acquired a 30% equity interest in LFK-Lenkflugkoerpersysteme GmbH through which DaimlerChrysler Aerospace conducts its guided missile activities. MTU Muenchen expanded its aircraft engine repair and maintenance business by entering into joint ventures with Canadian Airlines in 1998 and Honeywell (formerly Allied Signal) and Snecma in 1999. The Defense and Civil Systems business unit established a strategic partnership through the acquisition of a 33% interest in the South African company Reutech Radar Systems in 1999.

Other

    This segment includes the operating businesses Rail Systems, Automotive Electronics and MTU/Diesel Engines. In 1999, this segment contributed approximately 4% of the DaimlerChrysler Group's total revenues. The following table sets forth, by business unit, the revenues generated since 1997:

                                                               Year Ended December 31,
                                                            ------------------------------
                                                              1999       1998       1997
                                                            --------   --------   --------
                                                                 ([EURO] in millions)
Rail Systems..............................................   3,562      1,658      1,631
Automotive Electronics....................................     890        754        557
MTU/Diesel Engines........................................     959        921        878
Other Businesses(1).......................................     441        193        955
                                                             -----      -----      -----
    Total.................................................   5,852      3,526      4,021
                                                             =====      =====      =====

------------------------------

(1) The 1997 revenues in this category represent primarily the Group's semiconductor activities which were sold in 1998. The 1999 and 1998 revenues principally derive from the management of real estate projects including Potsdamer Platz.

                         ------------------------------

    The increase in 1999 revenues of the Rail Systems business unit is primarily due to the full consolidation of Adtranz following DaimlerChrysler's acquisition of ABB Asea Brown Boveri's 50% interest in Adtranz. The 1998 and 1997 revenue figures represent the pro rata share in Adtranz' revenues reflecting DaimlerChrysler's previous 50% ownership interest in the company. For a discussion of revenues of this segment see "Item 5. Operating and Financial Review and Prospects."

    RAIL SYSTEMS. The Rail Systems activities of the Group are conducted by Adtranz. In the first quarter of 1999, DaimlerChrysler acquired ABB's 50% interest in Adtranz for $472 ([EURO]441) million. Adtranz is one of the leaders in the global rail transportation market. Its products and services include people movers, light rail vehicles, metros, diesel and electric regional and intercity multiple units, electric and diesel locomotives, high speed trains, signaling systems, fixed installations, and customer support.

    In December 1999, Rail Systems began implementation of a comprehensive restructuring program. The goal of this program is to achieve a turnaround in operating results in 2000. The program primarily aims at concentration on key areas of expertise and cost-cutting through the elimination of excess capacity and efficiency improvements in production and organizational structure.

    AUTOMOTIVE ELECTRONICS. The Automotive Electronics activities conducted through TEMIC TELEFUNKEN microelectronic GmbH and its subsidiaries focus on electronic systems for engines, safety systems and applications that enhance driving comfort. Major product areas are powertrain and chassis, antilock braking systems, occupant safety devices, sensor systems, vehicle body electronics and automotive electric motors.

    MTU/DIESEL ENGINES. The Group conducts its MTU/Diesel Engines business through MTU Motoren- und Turbinen-Union Friedrichshafen GmbH, one of the world's leading suppliers of high-grade propulsion systems for land, marine and rail-bound vehicles as well as energy-supply applications based on diesel engines, gas engines or gas turbines and the new technologies of high-temperature fuel cells and electrolysis. MTU Friedrichshafen also produces drive shafts for passenger cars and lightweight commercial vehicles. Its subsidiary L'Orange manufactures injection systems for high-power diesel engines.

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of revenues of this segment by geographic market since 1997:

                                                            Year Ended December 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              ([EURO] in millions)
European Union.........................................   4,080      2,295      2,637
    Germany............................................   2,497      1,395      1,533
    Other..............................................   1,583        900      1,104
NAFTA region...........................................     707        421        411
    United States......................................     658        390        390
    Canada and Mexico..................................      49         31         21
Asia...................................................     407        443        592
Other markets..........................................     658        367        381
                                                          -----      -----      -----
    World..............................................   5,852      3,526      4,021
                                                          =====      =====      =====

                         ------------------------------

    The increase in 1999 revenues is primarily due to the full consolidation of Adtranz following DaimlerChrysler's acquisition of ABB's 50% interest in Adtranz. The 1998 and 1997 revenue figures represent the pro rata share in Adtranz' revenues reflecting DaimlerChrysler's previous 50% ownership interest in the company. For a discussion of revenues of this segment see "Item 5. Operating and Financial Review and Prospects."

    Principal competitors of Adtranz are Siemens, Alstom and Bombardier. TEMIC competes with Bosch, Siemens, TRW and Nippondenso. Principal competitors of MTU/Diesel Engines in the diesel engines business include Caterpillar and Cummins.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 1999, the Group spent [EURO]0.6 billion on fixed assets of the businesses included in this segment (1998: [EURO]0.8 billion). At TEMIC, investments consisted primarily of funding for increased production capacity. MTU/Diesel Engines directed its capital expenditures at capacity expansion for the engine series 2000/4000 and improvements and replacements of production facilities. Adtranz invested primarily in the modernization of its production facilities.

    During 1999, research and development activities at MTU/Diesel Engines focused primarily on new application fields for the engine series 2000 and 4000 and the development of a new medium speed engine for the upper power-output range. At Adranz, development activities concentrated on new vehicle technologies and standardized product platforms to improve the ability to respond to market requirements regarding product pricing, product quality and delivery periods. Research and development work at TEMIC was primarily directed at motor management systems and electronic systems designed to enhance vehicle safety and comfort. The Group's research and development expenditures for these activities in 1999 were [EURO]312 million (1998: [EURO]185 million).

                           SUPPLIES AND RAW MATERIALS

    In 1999, the DaimlerChrysler Group purchased goods and services from suppliers around the world with a total value of approximately
[EURO]94.9 billion (1998: [EURO]79.6 billion). Mercedes-Benz Passenger Cars & smart accounted for 24% of this volume, Chrysler Group for 46%, Commercial Vehicles for 19%, Services for 2%, Aerospace for 5%, and Other for 4%.

    DaimlerChrysler enters into long-term supply agreements for the purchase of various commodities used to manufacture vehicles. It also purchases commodities on the spot market from time to time. In particular, DaimlerChrysler uses large amounts of steel and aluminum. The price of steel was relatively stable in 1999, while the price of aluminum increased significantly.

    Following the business combination, DaimlerChrysler integrated its worldwide procurement and supply activities within a single Global Procurement and Supply function. In addition, it combined the components of the Tandem program of Daimler-Benz and the Extended Enterprise-Registered Trademark- program of Chrysler to form an expanded Extended Enterprise-Registered Trademark- concept. The new concept is an integrative approach designed to maximize the efficiency of supply chains by involving not only the finished component supplier but also sub-suppliers, raw material suppliers, and transportation carriers. DaimlerChrysler also initiated a new cost management process on the basis of total costs over the life-cycle of production components and tools.

                GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    Government regulation of the automobile industry is extensive. Laws in various jurisdictions regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. The cost of complying with these regulations can be significant, and DaimlerChrysler expects to incur significant compliance costs in the future. However, DaimlerChrysler management recognizes leadership in environmental protection as an increasingly important competitive factor in the marketplace.

Vehicle Emissions

    U.S. STANDARDS. FEDERAL. The Clean Air Act directs the Environmental Protection Agency (EPA) to establish and enforce national ambient air quality standards. As part of that directive, the EPA has imposed tailpipe emission control standards on passenger cars and light trucks, including minivans, sport utility vehicles, and pickup trucks. The standards in effect for model year 1994-2003 passenger cars and light trucks are known as Tier 1 standards. Manufacturers are obligated to recall vehicles that fail to meet those standards for ten years or 100,000 miles, whichever occurs first. Separate standards are in effect for heavy-duty commercial vehicles.

    On December 21, 1999, the EPA adopted Tier 2 standards that establish for the first time the same stringent tailpipe emission requirements for passenger cars and light trucks. Tier 2 standards will be phased in over model years 2004-2009. The EPA also adopted regulations that require gasoline refiners to produce cleaner burning fuels by reducing or eliminating pollutants such as lead, sulfur and benzene, by adding oxygen and detergents, and by developing alternative fuels such as alcohol, liquefied petroleum gas, and natural gas.

    The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Manufacturers, including DaimlerChrysler, will not be able to sell vehicles in the United States that do not meet the standards. Complying with these news standards will require further research and development achievements on the part of the automotive industry.

    CALIFORNIA STANDARDS. The State of California sets its own stringent emission control standards for passenger cars and light trucks under the low emission vehicle program run by the California Air Resources Board (CARB).

    The standards in effect for model years 1994-2003 will be succeeded by more restrictive standards to be phased in over model years 2004-2007. Meeting these new standards will require significant progress in the development of engine, exhaust system, and fuel technologies.

    An important part of California's low emissions vehicle program is the introduction of zero-emission vehicles. CARB initially issued regulations mandating that a specified percentage of all model year 1998 and later vehicles sold by each manufacturer in California be zero-emission vehicles. CARB later modified that mandate as part of an agreement with seven vehicle manufacturers that requires them to provide zero-emission vehicle demonstrations in California through the 2002 model year and to continue investing in the research and development of battery technology. Beginning with model year 2003, 10% of the passenger cars and light trucks sold each year by a manufacturer in California must be certified as zero-emission vehicles that produce no emissions of regulated pollutants.

    DaimlerChrysler participates in a consortium of vehicle manufacturers, electric utilities and the U.S. Department of Energy, which was formed to develop battery technology that would qualify electric vehicles as zero-emission vehicles. Development of a commercially viable electric vehicle will require further intensive research. Compared to conventional vehicles, electric vehicles today cost significantly more, have a much more limited range between recharges, require a long time to recharge, and lack a nationwide infrastructure of recharging stations. Without new battery technology, manufacturers, including DaimlerChrysler, may be forced to take costly actions such as reducing the number of non-zero-emission vehicles they sell in California or selling electric vehicles below cost.

    OTHER STATES. Twelve northeastern states and the District of Columbia formed the Ozone Transport Commission to coordinate their efforts to reduce ground-level ozone. The commission initially recommended that its members adopt California's low emission vehicle program. As an alternative, the U.S. automotive industry proposed a national low emission vehicle program that requires manufacturers to sell low emission vehicles within participating jurisdictions beginning with the 1999 model year, and nationwide beginning with the 2001 model year. All commission members participate in the national program except Maine, Massachusetts, New York and Vermont, which adopted the California program.

    New York and Massachusetts also adopted the zero-emission vehicle mandate for model years before 2003 that California initially adopted and later rescinded. Federal courts invalidated the adoption of those mandates upon challenge by the automotive industry. An appeal of the Massachusetts ruling is pending before the U.S. Court of Appeals for the First Circuit.

    EUROPEAN STANDARDS. Current vehicle emission control standards in the European Union are generally no more restrictive than U.S. standards. However, the EU Commission and the European Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2000 (EURO 3) and 2005 and subsequent (EURO
4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the European Parliament for model years 2000 (EURO 3), 2005 (EURO 4, stage 1) and 2008 and subsequent (EURO 4, stage 2). DaimlerChrysler believes that its passenger cars and commercial vehicles will comply with the European standards.

    CANADIAN AND MEXICAN STANDARDS. Canada and Mexico have also established vehicle emission control standards. Canadian standards are comparable to U.S. federal standards, while Mexican standards are generally less stringent. However, Mexico has adopted standards beginning with model year 2001, that are similar to those now applicable in the United States.

    Compliance with new emission control standards will present significant technological challenges to vehicle manufacturers and will likely require significant expenditures. Examples of these challenges include the development of improved battery, catalytic converter, and flexible or alternative fuel technologies. Manufacturers who are unable to develop commercially viable technologies within the time frames established by the new standards will be limited in the number and types of vehicles and engines they are able to sell in their principal markets.

Vehicle Fuel Economy

    U.S. STANDARDS. Under the federal Motor Vehicle Information and Cost Savings Act, a manufacturer is subject to significant penalties for each model year its vehicles do not meet Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. CAFE standards for passenger cars and light-duty trucks are currently 27.5 miles per gallon and 20.7 miles per gallon, respectively. A manufacturer earns credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits earned in respect of cars may not be used for trucks.

    DaimlerChrysler expects to meet current U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although it will likely use credits to meet the standard for light-duty trucks. However, increased demand for larger light-duty trucks could jeopardize its ability to comply with that standard and require it to take additional costly steps, including the sale of ethanol flexible fuel vehicles. DaimlerChrysler did not meet the CAFE standards for the 1999 model year vehicle fleet imported into the United States, and may be required to pay a penalty of between $5-10 million.

    More stringent CAFE standards may be adopted as a way of reducing "green house gas" carbon dioxide emissions by increasing fuel economy. These emissions are said to contribute to global warming, which has become a matter of international concern. In 1997, the United States signed the Kyoto Protocol to the United Nations Framework Convention on Climate Change. This protocol calls for the United States to reduce its fossil energy use substantially during years 2008-2012. Although the protocol is non-binding unless ratified by the U.S. Senate, the United States is considering ways to achieve the called-for reductions, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage. These actions would be costly to DaimlerChrysler and could significantly restrict the products it is able to offer in the United States.

    In addition to conventional gasoline powered vehicles, DaimlerChrysler manufactures vehicles that operate on compressed natural gas, liquid petroleum gas, and electricity, and flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels.

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

Vehicle Safety

    The U.S. National Traffic and Motor Vehicle Safety Act of 1966 requires new vehicles and equipment sold in the United States to meet various safety standards established by the National Highway Traffic Safety Administration (NHTSA). These standards include those relating to passenger restraint systems, fuel systems and collision impact protection. The Safety Act also authorizes NHTSA to investigate complaints relating to vehicle safety and to order manufacturers to recall and repair vehicles found to have safety related defects. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

    Vehicle safety regulations in Canada are similar to those in the United States. Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union or by individual countries. In 1999, the EU Commission proposed to expand existing vehicle safety regulations by a directive on pedestrian protection. Countries in South America and Asia have also established vehicle safety regulations.

    In response to an increase in air bag related fatalities in low speed crashes, NHTSA issued a rule in 1997 that permits manufacturers to reduce the speed at which air bags inflate in future model year vehicles. NHTSA proposed a new air bag rule in 1998, which it supplemented in 1999. This proposal would impose numerous and potentially costly testing requirements. DaimlerChrysler offers "de-powered" passenger side air bags for most of its 1998 and later model year vehicles. It also conducts a separate child-oriented educational air bag safety campaign.

Stationary Source Regulation

    DaimlerChrysler's assembly, manufacturing and other operations in the United States must meet a substantial number of regulatory requirements under various federal laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. State laws parallel and, in some cases, impose more stringent requirements than federal law.

Together these laws impose severe restrictions on airborne and waterborne emissions and discharges of pollutants, the handling of hazardous materials, and the disposal of wastes. Similar requirements apply to its operations in Europe and Canada. Increasing governmental regulation and environmental enforcement is likely in Mexico.

    In 1999, the EU Commission proposed a directive that would require automobile manufacturers to take back end-of-life passenger cars (up to 9 seats) and trucks (up to 3.5t total weight) free of charge beginning January 1, 2006. The proposed directive would affect all end-of-life-vehicles in the European Union. If adopted, the directive would impose additional costs on automobile manufacturers which could be significant. In Germany, automobile manufacturers are currently required to take back up to twelve year old passenger cars free of charge. Older vehicles and batteries are also taken back for disposal or recycling but manufacturers are allowed to charge their costs. In addition, German manufacturing facilities are subject to enhanced noise restrictions.

Environmental Matters

    In the United States, the EPA and various state agencies have notified DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. It is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs at the 93 sites involved in the foregoing matters at December 31, 1999. It may also incur remediation costs at an additional 46 of its active or deactivated facilities.

    Pollution remediation is also a potentially significant issue in Germany at some older sites, including plants and the Group's own service outlets. These remediation issues involve nine principal sites.

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

    DaimlerChrysler is committed to reducing the environmental impact of its operations and products beyond currently applicable regulatory requirements where this is technically and financially feasible. DaimlerChrysler's policy is environmental protection in pursuit of sustainable development. This policy is laid down in the environmental guidelines and designed to further minimize the environmental effects generally associated with the type of manufacturing operations conducted by DaimlerChrysler. DaimlerChrysler has installed environmental management systems in both its plant operations and its development departments to consider environmental effects already at the planning stage of a new manufacturing process or product. DaimlerChrysler publishes environmental reports summarizing the use of resources and measures undertaken to minimize further the environmental impact of the Group's products and operations.

                            INTRODUCTION OF THE EURO

    On January 1, 1999, eleven member states of the European Union -- Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain -- introduced the euro as their common legal currency for "paperless" transactions (euro zone). Since then, funds denominated in the currency of one participating member state are converted into the currency of another participating member state based on a fixed conversion rate. It is anticipated that by February 28, 2002, the euro will be the official legal tender for the participating member states and that the national currencies of those member states will then be withdrawn from circulation.

    DaimlerChrysler has adopted the euro as its corporate currency throughout its operations as of January 1, 1999. The introduction of the euro necessitated changes in information technology and other systems in order to accommodate the use of the euro in financial reporting. DaimlerChrysler adapted all of its internal processes and systems operating in the currencies of the participating member states to the euro. It spent an aggregate amount of approximately [EURO]100 million on this project, primarily in 1997 and 1998.

    Recognizing its significant manufacturing and transactional activity within Europe, DaimlerChrysler believes that it will realize significant long-term benefits from the euro by capitalizing on the greater market transparency and efficiency resulting from the introduction of a single European currency. Productivity gains with respect to products manufactured and sold in the eleven participating member states will no longer be offset by exchange rate fluctuations. As sales and production costs will both be calculated in euro, it will also be easier for DaimlerChrysler to monitor its price competitiveness in the participating member states. In addition, the introduction of the euro should over time produce the following effects:

    BUSINESS AND COMPETITIVE IMPLICATIONS. It is expected that the euro will result in greater market efficiency and will foster a more competitive economic environment within and among the participating member states. The fact that the pricing of products and services will be more transparent through the use of a single common currency is likely to lead to increased price harmonization within the participating member states. However, management believes there will also be significant opportunities to take advantage of these potential developments by enhancing its marketing strategies and reducing production costs. Costs of funds may be relatively lower due to increased competition among financial intermediaries resulting in downward pressure on fees and other transaction costs due to the elimination of, for example, currency exchange and hedging activities. There can be no assurance, however, whether and to what extent the introduction of the euro will affect the business, financial condition and results of operations of DaimlerChrysler, or whether it will be able to realize any strategic or operational benefits from the introduction of the euro. See also "Risk Factors" in "Item 3. Key Information."

    CURRENCY AND FOREIGN EXCHANGE EXPOSURE. Transition to the euro with its fixed exchange rates among national currencies of participating member states has eliminated the need for exchange transactions in those currencies. For DaimlerChrysler, this leads to savings in transaction and hedging costs of approximately [EURO]50 million annually. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                            DESCRIPTION OF PROPERTY

    At December 31, 1999, the DaimlerChrysler Group had 187 manufacturing facilities worldwide of which 51 are located in Germany and 42 in the United States. Most of the remaining facilities are located in Argentina, Brazil, Canada, Indonesia, Mexico, South Africa, Spain and Turkey. The Group also has other properties, including office buildings, spare parts centers, research laboratories, testing tracks and warehouses, mainly in Germany and in the United States. The Group owns most of its manufacturing facilities and other properties.

    The following table sets forth a list of all principal production and other facilities of the DaimlerChrysler Group throughout the world:

    PRODUCTION FACILITIES

Mercedes-Benz Passenger Cars & smart

GERMANY
    - Berlin.................................  Manufacturing plant for engines and components
    - Bremen.................................  Bodywork and assembly plant
    - Hamburg................................  Manufacturing plant for chassis parts
    - Rastatt................................  Bodywork and assembly plant
    - Sindelfingen...........................  Bodywork and assembly plant
    - Stuttgart-Untertuerkheim...............  Manufacturing plant for engines, axles and gearboxes

UNITED STATES
    - Tuscaloosa, Alabama....................  Bodywork and assembly plant

BRAZIL
    - Juiz de Fora...........................  Bodywork and assembly plant

FRANCE
    - Hambach................................  Bodywork and assembly plant

SOUTH AFRICA
    - East London............................  Bodywork and assembly plant

Chrysler Group

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

Commercial Vehicles

GERMANY
    - Duesseldorf............................  Bodywork and assembly plant, manufacturing plant for steering systems
    - Gaggenau...............................  Bodywork and assembly plant, manufacturing plant for axles and transmissions
    - Kassel.................................  Manufacturing plant for axles
    - Ludwigsfelde...........................  Bodywork and assembly plant
    - Mannheim...............................  Bodywork and assembly plant, manufacturing plant for engines
    - Ulm....................................  Bodywork and assembly plant
    - Woerth.................................  Bodywork and assembly plant

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

MEXICO
    - Santiago Tianguistenco.................  Assembly plant

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

Other

GERMANY
    - Friedrichshafen........................  Manufacturing plant for diesel engines
    - Hennigsdorf............................  Manufacturing plant for rail systems
    - Ingolstadt.............................  Manufacturing plant for automotive electronics
    - Nuernberg..............................  Manufacturing plant for automotive electronics

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

UNITED STATES
    - Auburn Hills, Michigan.................  DaimlerChrysler headquarters and technology center

    Some of the Group's principal facilities are subject to mortgages and other security interests granted to secure indebtedness to financial institutions. As of December 31, 1999, the total amount of indebtedness secured by these facilities was [EURO]1.4 billion, which related almost exclusively to the Potsdamer Platz real estate project.

    DaimlerChrysler believes that the Group's principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the needs of the DaimlerChrysler Group. As part of its strategic planning process, in view of continuing overcapacity in the automobile industry, DaimlerChrysler is reviewing worldwide capacity requirements, especially in South America.

Item 5. Operating and Financial Review and Prospects.

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

Operating Profit

    In 1997 the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 131 entitled "Disclosures about Segments of an Enterprise and Related Information." In response, the Group adopted a definition of "Operating Profit" as the measurement standard for performance of its business segments. Segment Operating Profit is defined as income before financial income, income taxes and extraordinary items included in the consolidated statement of income, modified to exclude certain pension and post-retirement benefit costs, to include certain financial income, net, and to include or exclude certain miscellaneous items. See Note 30 to the Consolidated Financial Statements.

The Euro

    Beginning January 1, 1999 DaimlerChrysler adopted the euro as its corporate currency. Accordingly, DaimlerChrysler has prepared its 1999 consolidated financial statements in euros. The consolidated financial statements for prior years have been prepared using marks as the reporting currency and have been restated in euros for each period presented using the Official Fixed Conversion Rate. Therefore, the consolidated financial statements for prior years depict the same trends that would have been presented had they been presented in marks. However, because they were originally prepared using marks, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the mark and restated them in euros. See Note 1 to the Consolidated Financial Statements, "Introduction of the Euro" in "Item 4. Information on the Company," and "Risk Factors" in "Item 3. Key Information."

New Accounting Pronouncement

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. With the issuance of SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," this Standard is effective for fiscal years beginning after June 15, 2000. DaimlerChrysler plans to adopt SFAS 133 effective January 1, 2000. The new Standard will permit the Group to apply hedge accounting for certain foreign currency derivative contracts on qualifying forecasted transactions. Under the Group's current accounting policies such contracts are marked to market with unrealized gains and losses impacting current earnings. Accordingly, application of the new Standard in accounting for such foreign currency derivative contracts may result in lower current period earnings volatility relating to the Group's foreign currency risk management in periods of significant changes in exchange rates.

                                   INFLATION

    The rates of inflation on an annual average basis in Germany during 1999, 1998 and 1997 were 0.6%, 1.0% and 1.9%, respectively. The inflation rates on an annual average basis in the United States for those years were 2.2%, 1.6% and 2.3%, respectively. The effects of inflation on the Group's operations have not been significant in recent years.

                                   YEAR 2000

    DaimlerChrysler has not experienced any significant Y2K related disruptions to its operations. It successfully implemented a comprehensive Y2K compliance program that included assessment, testing, remediation, and contingency planning in the areas of critical business computer systems, critical plant floor equipment, production and critical non-production suppliers, vehicle components, end-user computing, and dealer systems.

    The Group estimates its total Y2K compliance costs to be approximately [EURO]240 million. DaimlerChrysler's total estimated costs do not include costs relating to information technology projects accelerated as a result of the Y2K issue.

                               OPERATING RESULTS

    The DaimlerChrysler Group is conducting its business activities through six business segments: (1) Mercedes-Benz Passenger Cars & smart; (2) Chrysler Group;
(3) Commercial Vehicles; (4) Services; (5) Aerospace; and (6) Other. During the year 1999, DaimlerChrysler combined the financial services activities of debis and Chrysler Financial Company L.L.C. and reallocated some other activities among the business segments. Prior period figures have been restated and the discussion of prior period operating results has been adjusted to reflect these changes. The information and discussion below regarding the six business segments should be read in conjunction with Notes 2 and 30 to the Consolidated Financial Statements included in Item 18. The following table sets forth revenues and operating profit (loss) for each of the six business segments during the last three fiscal years:

                             DaimlerChrysler Group
            Business Segment Revenues And Operating Profit (Loss)(1)
                              ([EURO] in millions)

                                                             Year Ended December 31,
                                        ------------------------------------------------------------------
                                                1999                   1998                   1997
                                        --------------------   --------------------   --------------------
                                                   Operating              Operating              Operating
                                                    Profit                 Profit                 Profit
                                        Revenues    (Loss)     Revenues    (Loss)     Revenues    (Loss)
                                        --------   ---------   --------   ---------   --------   ---------
Mercedes-Benz Passenger Cars &
  smart...............................   38,100      2,703      32,587      1,993      27,554      1,716
Chrysler Group........................   64,085      5,051      56,412      4,255      52,026      3,412
Commercial Vehicles...................   26,695      1,067      23,162        946      20,012        342
Services..............................   12,932      2,039      11,410        985       9,404        777
Aerospace.............................    9,191        730       8,770        623       7,816        284
Other.................................    5,852       (399)      3,526       (130)      4,021       (214)
Eliminations..........................   (6,870)      (179)     (4,085)       (79)     (3,261)       (87)
                                        -------     ------     -------     ------     -------      -----
    Total.............................  149,985     11,012     131,782      8,593     117,572      6,230
                                        =======     ======     =======     ======     =======      =====

--------------------------

(1) For additional segment information see Note 30 to the Consolidated Financial Statements.

1999 Compared With 1998

    DAIMLERCHRYSLER GROUP

    In 1999, Group revenues increased 14% from [EURO]131.8 billion to [EURO]150.0 billion. The increase was primarily due to higher revenues in the three automotive segments and to the full consolidation of Adtranz' 1999 financial results in DaimlerChrysler's consolidated financial statements following its acquisition of the remaining outstanding shares of Adtranz from ABB Asea Brown Boveri. Revenues of Mercedes-Benz Passenger Cars & smart rose 17% to [EURO]38.1 billion and Chrysler Group revenues went up 14% to [EURO]64.1 billion. Revenues of Commercial Vehicles reached [EURO]26.7 billion, an improvement of 15% compared to 1998. The Rail Systems business unit contributed [EURO]3.6 billion to Group revenues compared to [EURO]1.7 billion in 1998, when Adtranz was consolidated on a pro-rata basis reflecting DaimlerChrysler's then 50% ownership interest.

    In 1999, cost of sales reached [EURO]118.2 billion, an increase of 14%. Cost of sales was higher in all segments and was commensurate with revenue improvements achieved by the segments. Cost of sales as a percentage of revenues was 79% in both 1999 and 1998.

    Selling expenses were [EURO]11.7 billion in 1999 compared to [EURO]10.1 billion in 1998, a 16% rise. General administrative expenses in 1999 were [EURO]5.1 billion, slightly less than in 1998 when they reached
[EURO]5.2 billion.

    Research and development funded by the Group amounted to [EURO]5.7 billion in 1999 compared to [EURO]5.0 billion in the previous year. In addition, the Group undertook research and development projects for third party customers funded by these customers (mainly the German government and ESA) in the amount of [EURO]1.8 billion in 1999 (1998: [EURO]1.7 billion).

    In 1999, DaimlerChrysler achieved an operating profit of [EURO]11.0 billion compared to [EURO]8.6 billion in 1998. This 28% increase in operating profit was considerably higher than the 14% expansion in revenues. Contributions to Group operating profit by business segment are shown in the table on page 39. The 1999 operating profit includes gains from the sale of most of DaimlerChrysler's investment in the telecommunications company debitel of [EURO]1.1 billion, partially offset by charges for restructuring measures in the Rail Systems business unit and other one-time effects. After adjustment for one-time effects included in operating profit in both 1999 and 1998, operating profit increased by 20% to [EURO]10.3 billion. These one-time effects are described in more detail in the discussion of the segment contributions below. The growth in operating profit was largely attributable to higher business volume in all segments, the market success of DaimlerChrysler's premium passenger cars and light trucks, especially the Mercedes-Benz S-Class and the Jeep Grand Cherokee, and more favorable exchange rates, primarily between the euro and the dollar. The improvement in operating profit was also the result of synergies achieved in the first year after the business combination, primarily due to cost savings in procurement and supply, and the sales organization.

    Group net income increased from [EURO]4.8 billion to [EURO]5.7 billion. This was principally the result of expanded business volume and gains from the divestment of the Telecom Services business, partially offset by lower financial income, one-time tax effects and other one-time charges affecting operating profit. Net income in 1998 was burdened by merger costs and a loss from the early extinguishment of debt. Income before financial income, income taxes and extraordinary items increased 27% to [EURO]9.3 billion. Financial results decreased from [EURO]0.8 billion to [EURO]0.3 billion, mainly due to charges from the mark-to-market valuation of derivative financial instruments which did not qualify for hedge accounting, partially offset by higher gains on sales of securities. Changes in German tax law that were adopted in 1999 reduced the income tax rate applicable to corporations from previously 45% to 40%. While the changes will result in future tax savings for DaimlerChrysler, they triggered a current revaluation of the Group's deferred tax assets in 1999. This revaluation combined with the effect of a broader tax base which included an additional tax imposed on foreign dividend distributions resulted in a negative one-time effect of [EURO]0.8 billion. Basic and diluted earnings per ordinary share (before extraordinary items) were [EURO]5.09 and [EURO]5.06 in 1999, compared to [EURO]5.16 and [EURO]5.04 in 1998, respectively. After extraordinary items, basic and diluted earnings per ordinary share were [EURO]5.73 and [EURO]5.69 in 1999, significantly higher than in 1998 when they reached [EURO]5.03 and [EURO]4.91, respectively.

    MERCEDES-BENZ PASSENGER CARS & SMART

    Revenues of the Passenger Cars Mercedes-Benz & smart division rose 17% to [EURO]38.1 billion. The increase was mainly the result of the very strong performance of the new S-Class, the A-Class and the M-Class. Total unit sales increased 17% from 922,800 cars in 1998 to an all-time high of 1,080,300 in 1999. Unit sales of the E-class were somewhat lower than in 1998, but recovered in the second half of 1999 after the introduction of the updated model. Lower unit sales were reported for the C-class, principally due to the planned introduction of a completely new model during the year 2000.

    At [EURO]14.5 billion, revenues from sales in Germany were 14% higher than in 1998. Germany remains the most important market for the Mercedes-Benz Passenger Cars & smart division with unit sales of 416,800 in 1999, 17% more than in the prior year. The German market accounts for 39% of the division's worldwide passenger car unit sales (1998: 38%). In the other European Union member states, revenues of the Mercedes-Benz Passenger Cars & smart division were 15% higher than in 1998, reaching [EURO]8.7 billion, while unit sales increased 17% to 298,900 units. These increases were primarily due to the market success of the division's products in all major European markets. Market conditions were especially favorable in Italy and Spain. In the United States, revenues amounted to [EURO]8.5 billion, 27% more than in 1998, while unit sales improved 14% to 197,200 units, setting a record for the fourth consecutive year for the highest sales volume ever achieved by the division in this market. This significant increase was the result of continued strong demand and the exceptional performance of the new S-class. Despite difficult market conditions, revenues in Japan were 19% higher reaching [EURO]2.0 billion, while unit sales increased by 9,300 to 49,500 vehicles.

    Operating profit of the Mercedes-Benz Passenger Cars & smart division jumped 36% to [EURO]2.7 billion (1998: [EURO]2.0 billion). This increase was primarily due to the record level of unit sales for the division coupled with the favorable development of exchange rates, mainly between the euro and the dollar. These beneficial effects were partially offset by higher expenses associated with product adjustments and repositioning of the smart.

    CHRYSLER GROUP

    The Chrysler Group division achieved record revenues of [EURO]64.1 billion compared with [EURO]56.4 billion for 1998. This increase in revenues reflects increased unit sales, an improved product mix, higher vehicle pricing and more favorable dollar to euro exchange rates, partially offset by higher sales incentives.

    In 1999, the Chrysler Group sold 3.2 million units, 4% more than the year before. Worldwide unit sales increased as a result of the strong performance of the new Jeep Grand Cherokee, the Dodge Durango and the full-size sedans (Intrepid, LHS/300M), partially offset by lower unit sales of the mid-size sedans (Breeze, Cirrus, Stratus) and Neons. In the NAFTA region, total sales increased 5% to 3,052,000 units. Unit sales outside the NAFTA region dropped to 177,300 in 1999, a decrease of 10,900 units or 6%. This decline was primarily caused by continuing economic difficulties in the South American markets.

    The division's operating profit improved by 19%, climbing to [EURO]5.1 billion in 1999 compared with [EURO]4.3 billion in 1998. This increase resulted from increased unit sales, improvements in product mix, favorable vehicle pricing, decreased warranty costs and favorable dollar to euro exchange rates, partially offset by higher sales incentives, increased research and development costs and higher depreciation due to an intensified capital spending. Operating results were also burdened by a [EURO]139 million charge for lump-sum retiree payments related to the 1999 UAW collective bargaining agreement.

    Revenues and operating profit of the Chrysler Group division derive principally from the U.S. and Canadian automotive marketplaces. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were
19.0 million units in 1999, compared with 17.4 million units in 1998, an increase of 9%.

    The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 1999 and 1998 are set forth below:

                                                                   Year Ended December 31,
                                                              ----------------------------------
                                                                                      Increase/
                                                                1999        1998      (Decrease)
                                                              ---------   ---------   ----------
U.S. Retail Market(1)
Car sales...................................................    745,275     739,217      6,058
Car market share............................................       8.6%        9.1%      (0.5%)
Truck sales (including minivans)............................  1,893,286   1,770,794    122,492
Truck market share..........................................      21.7%       22.6%      (0.9%)
Combined car and truck sales................................  2,638,561   2,510,011    128,550
Combined car and truck market share.........................      15.2%       15.7%      (0.5%)

U.S. and Canada Retail Market(1)
Combined car and truck sales................................  2,903,378   2,779,207    124,171
Combined car and truck market share.........................      15.3%       16.0%      (0.7%)

------------------------------

(1) All retail sales and market share data include fleet sales.

                         ------------------------------

    Retail sales of cars in the U.S. market for 1999 increased 1% over 1998, however, market share decreased slightly due to increased competition and lower U.S. sales of mid-size sedans and Neons, partially offset by higher sales of full-size sedans. Retail sales in the U.S. truck market for 1999 increased 7% over 1998, however, market share declined slightly in part as a result of capacity constraints in the growing and highly-competitive lower mid-utility and large pick-up market segments. Increased retail sales of the Jeep Grand Cherokee and Dodge Durango were partially offset by decreased sales of the Minivan and Dodge Dakota.

    COMMERCIAL VEHICLES

    Revenues of the Commercial Vehicles division rose 15% to [EURO]26.7 billion and unit sales grew 13% to 554,900 vehicles in 1999. These increases were due to strong demand for trucks and buses, particularly in the NAFTA region and to a lesser degree in the European Union. Revenues from sales in Germany were 11% higher than in 1998 at [EURO]7.0 billion, while unit sales in this market increased 7% in 1999 to 114,500 vehicles. Revenues derived from other member states of the European Union were up 12%, reaching [EURO]5.7 billion, while unit sales rose 9% to 152,600 units. In the European Union (including Germany) the division maintained market leadership in the category of vans between 2t and 6t GVW with a market share of 19% (1998: 18%). In the category of trucks over 6t GVW the Commercial Vehicles division also maintained its position as the market leader in Germany with a market share of 45%. In the European Union (excluding Germany), the division's market share for trucks above 6t GVW remained unchanged at 15%.

    Revenues of the Commercial Vehicles division in the NAFTA region increased 50% to [EURO]10.4 billion in 1999 while unit sales jumped 54% to 193,000 units. This growth was primarily due to continued favorable market conditions in the United States. The vehicles of the new truck brand, Sterling, and the school bus manufacturer, Thomas Built Buses, contributed to revenues for the entire year for the first time in 1999. Revenues in the South American market declined 35% to [EURO]1.3 billion, while unit sales experienced a decrease of 23% to 44,600 vehicles due to difficult economic conditions in this market.

    In 1999, the Commercial Vehicles division contributed an operating profit of [EURO]1,067 million (1998: [EURO]946 million), mainly resulting from the continuing expansion of the division's business volume in the NAFTA region and the European Union and more favorable exchange rates. This 13% improvement over 1998 continues the favorable earnings trend which this division has experienced over the past three years.

    SERVICES

    In 1999, the Services division recorded revenues of [EURO]12.9 billion, a 13% improvement over 1998 ([EURO]11.4 billion). Financial Services increased revenues by 29% to [EURO]10.0 billion, representing 77% of total revenues achieved by Services. Overall, Financial Services processed approximately 1,993,000 new leasing and finance contracts in 1999 with a total value of [EURO]50.7 billion, an increase of 44% in new contract value compared to 1998. In 1999, Financial Services managed a portfolio of finance receivables of [EURO]99.2 billion, a 42% increase over 1998 ([EURO]69.9 billion). Revenues of IT Services grew from [EURO]2.2 billion to [EURO]2.9 billion. IT Services' revenues from goods and services provided to customers outside the Group accounted for 75% of total revenues in 1999 (1998: 69%). In 1999, DaimlerChrysler divested its Telecom Services business by selling most of its investment in the telecommunications company debitel. Excluding the effects of this sale, 1999 revenues represent a 29% improvement over comparable 1998 revenues.

    In 1999, Services generated [EURO]4.2 billion or 32% of its total revenues in Germany (1998: [EURO]4.6 billion or 40%). The decline is principally caused by the withdrawal from Telecom Services. The division's leasing and sales financing business continued to perform well in the NAFTA region, which contributed revenues of [EURO]6.4 billion in 1999 (49% of total revenues), and in the European Union (excluding Germany), which contributed [EURO]1.5 billion or 12% of total revenues.

    Services achieved an operating profit of [EURO]2,039 million in 1999 compared with [EURO]985 million in the previous year. The 1999 result includes the gains of [EURO]1,140 million from the sale of debitel shares, partially offset by lower gains on sales of receivables and charges of [EURO]127 million relating to prior period securitization transactions.

    AEROSPACE

    Aerospace revenues rose 5% to [EURO]9.2 billion in 1999 compared to [EURO]8.8 billion in 1998. The increase was predominantly due to the ongoing success of the Airbus program, which resulted in higher shipments from DaimlerChrysler Aerospace Airbus to Airbus Industrie.

    As in previous years, Commercial Aircraft/Helicopters was the largest contributor to Aerospace revenues in 1999, with a share of 43% (1998: 40%). The revenues of this business unit climbed from [EURO]3.5 billion in 1998 to [EURO]3.9 billion in 1999 primarily as a result of increased deliveries of Airbus aircraft and components. Aero Engines revenues increased from [EURO]1,655 million in 1998 to [EURO]1,740 million in 1999, mainly because of growing maintenance activities. Defense and Civil Systems revenues were flat at [EURO]1.7 billion. Military Aircraft recorded revenues of [EURO]848 million in 1999 (1998: [EURO]765 million). This increase was primarily due to the Eurofighter and Tornado programs.

    The Aerospace division derived 29% ([EURO]2.7 billion) of its total revenues in 1999 from the German market, compared to 30% in 1998.

    In 1999, incoming orders at the Aerospace segment decreased to [EURO]9.9 billion (1998: [EURO]13.9 billion). In contrast to 1998, the Military Aircraft and Aero Engines businesses did not benefit substantially from orders received in connection with the Eurofighter/Typhoon program. The Defense and Civil Systems business unit suffered from continued budget constraints in Germany in 1999. Incoming orders at Commercial Aircraft/ Helicopters were positively affected by orders for the delivery of 80 Tiger helicopters each to France and Germany. New orders for Airbus aircraft declined to 476 in 1999, compared to 556 aircraft in 1998. There were 46 order cancellations in 1999 (1998: 27) and Airbus Industrie delivered 294 aircraft versus 229 in 1998. At December 31, 1999, the Airbus Industrie firm order backlog(1) was 1,445 aircraft, 10% higher than at the end of 1998 (1,309 aircraft).

    Research and development expenditures decreased 2% to [EURO]2,005 million in 1999. Of this amount, [EURO]458 million was attributable to projects funded by the Group (1998: [EURO]367 million). In 1999, 77% of Aerospace's total research and development expenditures was customer-funded (1998: 82%).

    In 1999, the Aerospace division achieved an operating profit of [EURO]730 million (1998: [EURO]623 million). The increase resulted primarily from expanded business volume in most areas, further cost reductions and the continued strength of the dollar in relation to the euro. Due to existing currency-hedging, however, the division was not able to take full advantage of the exchange rate improvement. The operating result in 1998 was burdened by an expense of [EURO]229 million in connection with the repayment of DaimlerChrysler Aerospace Airbus' obligations to the Federal Republic of Germany. This repayment resulted in the complete discharge of all remaining obligations relating to the acquisition of DaimlerChrysler Aerospace Airbus in 1989. In contrast, the operating profit of 1998 included gains from the sales of businesses.

    OTHER

    Revenues of this segment increased to [EURO]5.9 billion in 1999 from [EURO]3.5 billion in the previous year. The increase was primarily the result of the full consolidation of Adtranz in this segment for the first time following the acquisition of the remaining 50% interest previously held by ABB Asea Brown Boveri. The business unit Rail Systems comprising Adtranz contributed revenues of [EURO]3.6 billion in 1999 compared to [EURO]1.7 billion in 1998, when Adtranz was consolidated on a pro-rata basis reflecting the 50% ownership interest DaimlerChrysler previously held.

    In 1999, the Other segment contributed an operating loss of [EURO]399 million compared to a loss of [EURO]130 million in 1998. This loss was caused by a substantial negative contribution of Rail Systems resulting from the full consolidation of Adtranz. Operating improvements achieved at Adtranz were partially offset by charges of

------------------------
(1) Purchase options, announced orders for which definitive contracts have not been executed and orders from customers which have filed for bankruptcy are excluded from firm order backlog.

[EURO]178 million relating to restructuring measures initiated to improve Adtranz' future competitive position. The remaining operating businesses of the segment were able to increase their contribution to Group operating profit. The 1998 results were positively affected by gains from the sale of the Group's semiconductor business and two real estate project companies.

1998 Compared With 1997

    DAIMLERCHRYSLER GROUP

    Group revenues in 1998 increased 12% from [EURO]117.6 billion to [EURO]131.8 billion. The increase was primarily due to higher revenues in the three vehicle segments. Mercedes-Benz Passenger Cars & smart and Chrysler Group rose 18% and 8% to [EURO]32.6 billion and [EURO]56.4 billion, respectively. Revenues of Commercial Vehicles went up 16% to [EURO]23.2 billion.

    In 1998, cost of sales reached [EURO]103.7 billion, an increase of 12%. Cost of sales was higher in all segments and was commensurate with revenue improvements achieved by the segments. Cost of sales as a percentage of revenues was 79% in both 1998 and 1997.

    Selling expenses were [EURO]10.1 billion in 1998 compared to [EURO]9.7 billion in 1997, a 5% rise. The increase was somewhat less than the percentage change in Group revenues for 1998. General administrative expenses in 1998 rose 11% over 1997 to [EURO]5.2 billion.

    Research and development funded by the Group amounted to [EURO]5.0 billion in 1998 compared to [EURO]4.4 billion in 1997. In addition, the Group undertook research and development projects for third party customers funded by such parties (mainly the German government and ESA) in the amount of [EURO]1.7 billion in 1998 (1997: [EURO]2.1 billion).

    In 1998, the Group had a substantially enhanced operating profit of [EURO]8.6 billion compared to [EURO]6.2 billion in the previous year. The percentage increase from 1997 to 1998 was 38%. The business segment contributions to the Group operating profit are shown in the table on page 39. The increase in the operating profit of the Group was primarily attributable to higher revenues in all segments and the absence of certain negative effects on operating profit in 1997, including the 29-day strike at a Chrysler plant and higher warranty costs at Chrysler related to several voluntary customer service actions and recalls. Overall profitability benefited substantially from volume increases in the three vehicle segments, particularly in Europe and the NAFTA region. All three segments in the vehicle business benefited from the recent renewal and expansion of model ranges and cost-reduction programs. Operating profit in 1998 also reflected a [EURO]229 million expense relating to DaimlerChrysler Aerospace Airbus' obligations to the Federal Republic of Germany. This was the 1998 expense portion of DaimlerChrysler Aerospace Airbus' [EURO]895 million payment to the Federal Republic of Germany in complete discharge of all remaining obligations relating to the acquisition of DaimlerChrysler Aerospace Airbus in 1989. In 1997, DaimlerChrysler Aerospace Airbus paid the Federal Republic of Germany [EURO]716 million in complete discharge of its obligations relating to the Airbus A320 program. Of this amount, [EURO]369 million was expensed in 1997. 1998 operating profit was also affected by a substantial loss arising from operations and charges taken at the Rail Systems unit included in the Other segment.

    Group net income before non-recurring items (principally merger costs and tax benefits) increased from [EURO]4.1 billion in 1997 to [EURO]5.2 billion in 1998. Net income including the effects of non-recurring items
([EURO]0.4 billion of after-tax merger costs in 1998 and [EURO]2.5 billion of special non-recurring German tax benefits in 1997) was [EURO]4.8 billion in 1998 and [EURO]6.5 billion in 1997. As indicated, the extremely favorable year-over-year comparison resulting from improvements in operating profit was obscured somewhat by the effect of the merger expenses in 1998 and the transition from a year -- 1997 -- in which there were enormous reported tax benefits resulting from the special distribution and from the reversal of valuation allowances on deferred tax assets, to a year -- 1998 -- in which the Group is reporting income tax expense more reflective of German and United States statutory income tax rates. Net income benefited from [EURO]0.8 billion of financial income in 1998 (1997: [EURO]0.6 billion). Financial income consists mainly of interest income, results of unconsolidated subsidiaries and other affiliates and gains and losses on securities and foreign exchange contracts. Excluding the effect of merger costs, basic and diluted earnings per ordinary share in 1998 were [EURO]5.58 and [EURO]5.45, respectively. Basic and diluted earnings per ordinary share before extraordinary item as reported in 1998 were [EURO]5.16 and [EURO]5.04.

    MERCEDES-BENZ PASSENGER CARS & SMART

    Revenues of the Mercedes-Benz Passenger Cars & smart division rose 18% to [EURO]32.6 billion, resulting mainly from the very strong performance of the M-Class, the A-Class and the C-Class in the division's largest markets. Total unit sales rose 29% from 715,100 cars in 1997 to an all-time high of 922,800 in 1998. At [EURO]12.7 billion, revenues in Germany were 14% higher than in 1997. Germany remains the most important market for the Mercedes-Benz Passenger
Cars & smart division with unit sales of 355,200 in 1998 representing 38% of worldwide passenger car unit sales (1997: 39%).

    In the other European Union member states, revenues of the Mercedes-Benz Passenger Cars & smart division were 28% higher reaching [EURO]7.5 billion, while unit sales jumped 42% to 255,000 units. These increases were primarily due to significantly higher demand for passenger cars in all major markets. In the United States, revenues increased sharply by [EURO]1.9 billion or 39% to [EURO]6.7 billion, while unit sales were accelerating 40% to 172,300 units, setting a record for the second consecutive year for the highest sales volume ever achieved by the Group in this market. Despite difficult market conditions, revenues in Japan were only 3% lower at [EURO]1.6 billion, with unit sales up slightly (+2%) at 40,200. In Asia (excluding Japan) revenues fell 28% to [EURO]1.1 billion reflecting a similar magnitude of unit sales decline to 26,300 units.

    In 1998, the Mercedes-Benz Passenger Cars & smart division had an operating profit of [EURO]2.0 billion (1997: [EURO]1.7 billion). The principal reason for this increase was the record level of unit sales for the entire division with a minor assist from positive currency fluctuations. These beneficial effects were partially offset by increases in expenses largely related to the changeover to the new S-Class and the market introduction of the smart.

    CHRYSLER GROUP

    The Chrysler Group division reported revenues of [EURO]56.4 billion compared with [EURO]52.0 billion for 1997. The increase in revenues primarily reflects an increase in unit sales. Average revenue per unit in 1998 was comparable to 1997, with improvements in product mix and pricing offset by increased sales incentives.

    Worldwide unit sales in 1998 were 3.1 million units, an increase of 206,700 units or 7% compared with 1997. Worldwide unit sales increased as a result of the strong performance of the Dodge Durango, the Dodge Ram pickup trucks and the division's full-size sedans, partially offset by lower shipments of Jeep Grand Cherokees. The increase in sales of full-size sedans was primarily due to the introduction of the all-new Chrysler and Dodge full-size sedans in the third quarter of 1997. Lower unit sales of Jeep Grand Cherokees resulted from a model changeover to the all-new Jeep Grand Cherokee beginning in the second quarter of 1998 and substantially completed in the third quarter. Unit sales outside of the NAFTA region dropped to 188,200 in 1998, a decline of 49,200 units or 21%. The reduction in unit sales outside the NAFTA region was primarily caused by economic difficulties in Asian and South American markets.

    The division's operating profit improved by 25%, climbing to [EURO]4.3 billion in 1998 versus [EURO]3.4 billion in 1997. This improvement resulted from higher unit sales and lower warranty costs, partially offset by increases in sales incentives and higher depreciation and amortization. The reduction in warranty costs was primarily related to several voluntary customer service actions and recalls that occurred in 1997. The higher sales incentives were required in 1998 to respond to an even more intensely competitive U.S. automotive environment. Operating profit for 1997 reflected the 29-day strike which reduced profits by an estimated [EURO]0.5 billion after considering partial recovery of production losses from the strike.

    Revenues and operating profit of the Chrysler Group segment derive principally from the U.S. and Canadian automotive marketplaces. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were
17.4 million units in 1998, compared with 16.9 million units in 1997, an increase of 3%.

    The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group division in 1998 and 1997 are set forth below:

                                                                  Year Ended December 31,
                                                              --------------------------------
                                                                1998        1997      Increase
                                                              ---------   ---------   --------
U.S. Retail Market(1)
Car sales...................................................    739,217     736,530     2,687
Car market share............................................       9.1%        8.9%      0.2%
Truck sales (including minivans)............................  1,770,794   1,567,258   203,536
Truck market share..........................................      22.6%       21.7%      0.9%
Combined car and truck sales................................  2,510,011   2,303,788   206,223
Combined car and truck market share.........................      15.7%       14.9%      0.8%

U.S. and Canada Retail Market(1)
Combined car and truck sales................................  2,779,207   2,559,950   219,257
Combined car and truck market share.........................      16.0%       15.1%      0.9%

------------------------------

(1) All retail sales and market share data include fleet sales.

                         ------------------------------

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

    COMMERCIAL VEHICLES

    Revenues of the Commercial Vehicles division rose 16% to [EURO]23.2 billion and unit sales grew 17% to 489,700 vehicles in 1998. Strong demand for vans and trucks, particularly in Europe and the NAFTA region, was largely responsible for this favorable development. Revenues in Germany were 12% higher at [EURO]6.4 billion, while unit sales increased 11% in 1998 to 107,500 vehicles. In the rest of the European Union market revenues were up 15% reaching
[EURO]5.1 billion while unit sales rose 12% to 139,600 units in 1998. In the European Union (including Germany) the division maintained market leadership in the category of vans between 2t and 6t GVW with a market share of 18% (1997:
18%). In the category of trucks over 6t GVW the Commercial Vehicles division maintained its position as the market leader in Germany with a market share of 47% compared to 48% in the previous year. The division's market share for trucks above 6t GVW in the European Union (excluding Germany) remained unchanged at 15%.

    Revenues of the Commercial Vehicles division outside of the European Union improved 18% to [EURO]11.7 billion in 1998 while unit sales rose by 24% to 242,600 units. The growth in revenues came primarily from the United States, Canadian, Mexican and Argentinian markets. In the United States revenues were 48% higher than in 1997, and unit sales were up 49% to 107,800 units. This significant improvement reflected continued strong demand for Freightliner's high-end Century Class and its successful ramp-up of production and distribution of the new Sterling brand in the United States.

    In 1998, the Commercial Vehicles division contributed an operating profit of [EURO]946 million (1997: [EURO]342 million). This was a major improvement over 1997 and a significant turnaround in operating performance following the loss experienced in 1996. In the short term this recovery was primarily due to higher sales of vans and trucks in Western Europe and the United States, a model mix improvement and favorable currency exchange rates. Over the longer term it resulted from the division's model renewal efforts and expansion programs and its cost reduction efforts.

    SERVICES

    In 1998, Services had revenues of [EURO]11.4 billion, a 21% improvement over 1997 ([EURO]9.4 billion). This increase was primarily generated by the Financial Services business, mainly in the United States and Germany, as well as by IT Services. Revenues of Financial Services went up 21% to [EURO]7.7 billion, contributing 68% of Services' total revenues in 1998 (1997: 68%). Overall, Financial Services processed new leasing and finance contracts in 1998 with a total value of [EURO]35.2 billion, an increase of 23% in new contract value compared to 1997. In 1998, Financial Services managed a portfolio of finance receivables of [EURO]69.9 billion, a 13% increase over 1997
([EURO]61.9 billion). IT Services increased revenues by 40% to [EURO]2.2 billion. Its revenues from goods and services provided to customers outside the DaimlerChrysler Group accounted for 69% of total revenues in 1998 (1997: 64%).

    In 1998, Services' revenues generated in Germany were [EURO]4.6 billion (1997: [EURO]3.9 billion), or 40% of total revenues (1997: 41%). The NAFTA region contributed [EURO]4.7 billion in 1998 (41% of total revenues), while [EURO]1.6 billion or 14% of total revenues originated in the European Union (excluding Germany).

    Services enjoyed a [EURO]985 million operating profit in 1998, a 27% increase from 1997 ([EURO]777 million). The primary sources of this significant increase were Financial Services and IT Services. Both business units benefited from a major expansion in business volume, especially Financial Services in the United States.

    AEROSPACE

    Aerospace revenues rose 12% to [EURO]8.8 billion in 1998 compared to [EURO]7.8 billion in 1997. Approximately half of the increase resulted from higher DaimlerChrysler Aerospace Airbus shipments for Airbus and another [EURO]200 million of the increase came with the acquisition of the German defense electronics activities of Siemens AG.

    Commercial Aircraft/Helicopters was again the largest contributor to 1998 Aerospace revenues, with a share of 40% (1997: 38%). The revenues of this business unit climbed from [EURO]3.0 billion in 1997 to [EURO]3.5 billion in 1998 primarily as a result of healthy demand for Airbus aircraft. Aero Engines revenues increased from [EURO]1.5 billion in 1997 to [EURO]1.7 billion in 1998, mainly because of significantly greater commercial aircraft and aircraft engine purchasing and maintenance activities.

    The German market contributed 30% ([EURO]2.6 billion) of the Aerospace division's total revenues in 1998 compared to a 28% contribution in 1997.

    In 1998, incoming orders at the Aerospace segment rose 40% to [EURO]13.9 billion (1997: [EURO]9.9 billion). A very substantial portion of this improvement resulted from orders received in connection with the Eurofighter/Typhoon program. The jump was also fueled by a further rise of incoming orders at Airbus Industrie, which reflected even further improved market conditions for commercial aircraft over 1997 conditions which were already quite strong. New orders for Airbus aircraft climbed to 556 in 1998, compared to 460 aircraft in 1997. There were 27 order cancellations in 1998 (1997: 22) and Airbus Industrie delivered 229 aircraft during 1998 versus 182 in 1997. As a consequence, at December 31, 1998, the Airbus Industrie firm order backlog(1) was 1,309 aircraft, 30% higher than at the end of 1997 (1,009 aircraft). Incoming orders in Aero Engines rose 88% to [EURO]2.6 billion compared to [EURO]1.4 billion in 1997.

    Research and development expenditures decreased 8% to [EURO]2.0 billion in 1998 compared to [EURO]2.2 billion in 1997. Of this amount, [EURO]0.4 billion was attributable to projects funded by the Group (1997: [EURO]0.3 billion). In 1998, 82% of Aerospace's total research and development expenditures was customer-funded (1997: 86%).

    In 1998, the Aerospace division achieved an operating profit of [EURO]623 million (1997: [EURO]284 million). All business units of the Aerospace segment were able to contribute to this considerable improvement, aided by expanded business volume in almost all areas, further cost reductions and the continued strength of the dollar in relation to the mark. The operating result in 1998 was burdened by an expense of [EURO]229 million relating to DaimlerChrysler Aerospace Airbus obligations to the Federal Republic of Germany. This was the 1998 expense

------------------------
(1) Purchase options, announced orders for which definitive contracts have not been executed and orders from customers which have filed for bankruptcy are excluded from firm order backlog.

portion of DaimlerChrysler Aerospace Airbus' [EURO]895 million payment to the Federal Republic of Germany in complete discharge of all remaining obligations relating to the acquisition of DaimlerChrysler Aerospace Airbus in 1989. In 1997, DaimlerChrysler Aerospace Airbus paid the Federal Republic of Germany [EURO]716 million in complete discharge of its obligations relating to the Airbus A320 program. Of this amount, [EURO]369 million was expensed in 1997.

    OTHER

    Revenues of the Other segment declined in 1998 to [EURO]3.5 billion from [EURO]4.0 billion in the previous year. The decline was exclusively due to the sale of the segment's semiconductor business in March 1998. This effect was partially offset by an increase in Automotive Electronics revenues.

    In 1998, the Other segment contributed an operating loss of [EURO]130 million. This result was the product of a substantial negative contribution at Rail Systems which was partially offset by the remaining operating activities of the segment and the gains from the sale of the semiconductor business of TEMIC and two real estate project companies.

                        LIQUIDITY AND CAPITAL RESOURCES

1999 Compared With 1998 and 1997

    In 1999, 1998 and 1997, DaimlerChrysler utilized funds from operations and borrowings to finance capital expenditures and the continuing expansion of its financial services activities. The principal reason for the borrowings was the growing lease and sales financing business which is typically financed with a high proportion of debt.

    The Group's cash and cash equivalents as of December 31, 1999, 1998 and 1997 amounted to [EURO]9.1 billion, [EURO]6.6 billion and [EURO]6.8 billion. Cash and cash equivalents are primarily held in U.S. dollars (67%) and euros (31%). Cash differs from the liquidity of the Group which also includes securities. Liquidity was [EURO]18.2 billion at December 31, 1999 compared to [EURO]19.1 billion at the end of 1998 and [EURO]17.3 billion at the end of 1997. It is primarily held in U.S. dollars (52%) and euros (44%). As a percentage of total assets, liquidity was 10.4% at December 31, 1999 compared to 14.0% at the end of 1998. See Notes 16 through 18 to the Consolidated Financial Statements.

    In the fourth quarter of 1999, DaimlerChrysler established the "DaimlerChrysler Pension Trust" to provide for future pension benefit payments in Germany. DaimlerChrysler transferred securities in the amount of [EURO]4.1 billion to the pension trust, resulting in the reduction of accrued pension liabilities. In January 2000, DaimlerChrysler contributed an additional [EURO]1.3 billion of securities to the pension trust. See Note 22 to the Consolidated Financial Statements.

    Cash provided by operating activities rose to [EURO]18.0 billion in 1999 from [EURO]16.7 billion in 1998 and [EURO]12.3 billion in 1997, mainly reflecting an increase in net income, partially offset by working capital increases.

    Another source of cash was provided by the Group's financing activities. Net cash provided by DaimlerChrysler's financial liabilities, including commercial paper borrowings, was [EURO]18.1 billion in 1999 compared to [EURO]7.9 billion in 1998 and [EURO]6.2 billion in 1997. Group financial liabilities were [EURO]64.5 billion at December 31, 1999 (1998: [EURO]40.4 billion), of which [EURO]36.7 billion were due within one year (1998: [EURO]20.5 billion). The 1999 increase in financial liabilities primarily resulted from cash requirements of the lease and sales financing business and changes in exchange rates, especially the euro/dollar rate. DaimlerChrysler uses a variety of short- and long-term financial instruments, principally notes/bonds (1999: [EURO]29.3 billion; 1998:
[EURO]17.8 billion), commercial paper (1999: [EURO]20.9 billion; 1998:
[EURO]11.0 billion) and borrowings from financial institutions (1999:
[EURO]11.3 billion; 1998: [EURO]9.3 billion). At year-end 1999, financial liabilities were primarily denominated in U.S. dollars (65%), euros and euro zone currencies (18%) and Canadian dollars (7%). In general, borrowings by DaimlerChrysler subsidiaries are in the functional currency of those subsidiaries. The aggregate borrowing rate of DaimlerChrysler's outstanding indebtedness was 5.7% for 1999. Approximately 32% of the Group's financial liabilities were at fixed rates. Total Group debt was 36.9% of total stockholders' equity and liabilities in 1999 compared to 29.7% in 1998. See Note 23 for the amounts, maturities and interest rates of the financial liabilities.

    Financial liabilities of the Group's financial services entities on a stand-alone basis were [EURO]60.1 billion in 1999 and [EURO]36.8 billion in 1998, which include financial liabilities to other members of the Group. These intercompany amounts are eliminated upon consolidation into the Group financial statements. Financial liabilities of the financial services entities closely corresponded to the assets being financed (equipment on operating leases and receivables from financial services) which aggregated [EURO]62.5 billion in 1999 and [EURO]38.2 billion in 1998. Sales of receivables are still a significant source of funding for the Group, principally in the United States. Net proceeds from the sales of automotive retail receivables were [EURO]51.8 billion in 1999 compared to [EURO]41.0 billion in 1998 and [EURO]44.3 billion in 1997.

    Net cash used for investing activities in 1999 was [EURO]32.1 billion as compared to [EURO]23.4 billion in 1998 (1997: [EURO]14.5 billion). The Group used substantial amounts of cash for its growing lease and sales financing activities, net of disposals and repayments, (1999: [EURO]21.1 billion; 1998:
[EURO]11.8 billion; 1997: [EURO]6.8 billion) and the purchase of fixed assets, principally property, plant and equipment (1999: [EURO]9.5 billion; 1998:
[EURO]8.2 billion; 1997: [EURO]8.1 billion). Acquisitions of businesses net of disposals amounted to [EURO](47) million in 1999, [EURO]172 million in 1998 and [EURO](729) million in 1997. See also Notes 3 and 4 to the Consolidated Financial Statements.

    At December 31, 1999 and 1998, the Group had committed and uncommitted credit lines (short- and long-term) available of [EURO]34.6 billion and [EURO]27.6 billion. [EURO]23.9 billion and [EURO]18.9 billion of these credit lines were unused as of such dates. In 1999, the weighted average interest rate payable under DaimlerChrysler's lines of credit was 4.7%. In July 1999, DaimlerChrysler consolidated its existing back-up credit facilities into a $17 billion revolving credit facility with a syndicate of international banks. The new credit agreement is divided into two tranches. The first tranche is a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion with a maturity of 7 years at interest rates based on LIBOR. The second tranche is a revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $12 billion ($6 billion with a maturity of 5 years and $6 billion with a maturity of 1 year) at various interest rates. The $12 billion revolving credit facility serves as a back-up for certain commercial paper drawings.

    The Group can also rely on commercial paper programs denominated in U.S. dollars, Canadian dollars, Portuguese escudos and Australian dollars and a new euro multi-currency commercial paper program established in 1999. In the United States, DaimlerChrysler North America Holding Corporation has a $22.1 billion debt securities shelf registration filed with the U.S. Securities and Exchange Commission, of which $19.0 billion remained unused as of February 15, 2000.

    High credit ratings support further access to debt markets. The euro multi-currency commercial paper of DaimlerChrysler AG and the commercial paper of DaimlerChrysler North America Holding Corporation are rated "A-1" by
Standard & Poor's Ratings Group and "Prime-1" by Moody's Investors Service. All bonds and medium term notes issued by Group companies and guaranteed by DaimlerChrysler AG are rated "A+" by Standard & Poor's Ratings Group and "A1" by Moody's Investors Service.

    The Board of Management is authorized until April 30, 2003, subject to the prior approval of the Supervisory Board, to issue new ordinary shares for cash up to an aggregate nominal amount of [EURO]256 million (100 million ordinary shares). See also Note 20 to the Consolidated Financial Statements.

    DaimlerChrysler's policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Group uses instruments of modern portfolio management in allocating part of its liquidity in stocks and interest-bearing securities. DaimlerChrysler employs a variety of derivative financial instruments for hedging purposes. Swaps, swaptions forward rate agreements, futures, caps and floors are primarily used to manage the risks arising from changes in interest rates. The principal derivative financial instruments employed by the Group to cover foreign currency exposures are forward foreign exchange contracts and currency options. In accordance with the guidelines established by the Bank for International Settlements, Corporate Treasury is separated organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

    In recent years, DaimlerChrysler's sources of liquidity have primarily been provided by operations, funds from capital markets and sales of automotive retail receivables. The management of DaimlerChrysler believes the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. Management also believes that the Group's liquidity and capital resources give it adequate flexibility to accelerate or decelerate the pace of planned capital spending programs as appropriate to address shorter term business conditions. The Group's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Group which cannot be predicted or controlled, management currently intends to maintain Group capital expenditure levels generally in the range of the past three years. DaimlerChrysler is not currently subject to any commitment for capital expenditures which individually is material to the Group.

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

    In 1999, DaimlerChrysler presented the NECAR 4, the newest generation of its zero-emission concept vehicle based on the Mercedes-Benz A-Class. The NECAR 4 is a fuel cell car that generates electricity via a chemical reaction between hydrogen and air. It provides ample room for five occupants, reaches a top speed of 90 mph and offers a driving range of nearly 280 miles before refueling. DaimlerChrysler expects to introduce a commercial fuel cell car in 2004.

    DaimlerChrysler is a partner in the "California Fuel Cell Partnership," together with the California Air Resources Board, Ford Motor Company, the Canadian company Ballard Power Systems Inc., and others. This project is a collaborative effort to develop fuel cell technology. DaimlerChrysler, Ford and Ballard are also parties to a joint venture company formed to develop fuel cell technology for automotive applications. DaimlerChrysler holds an equity interest of approximately 20% in Ballard.

    Through cooperations with world-renowned research institutes and exchange programs for scientists and employees, DaimlerChrysler actively participates in the international exchange of new ideas and concepts. DaimlerChrysler maintains a research and technology center in Palo Alto, California, a vehicle systems technology center in Portland, Oregon, and a research center for information and communication technology in Bangalore,

India. In 1999, DaimlerChrysler and the Shanghai Institute of Metallurgy founded a research joint venture in Shanghai. DaimlerChrysler has established internal research audit procedures to ensure the quality, efficiency and effectiveness of its research programs.

    In 1999, the DaimlerChrysler Group spent a total of [EURO]7.6 billion on research and development (1998: [EURO]6.7 billion; 1997: [EURO]6.5 billion). Research and development costs (including costs reimbursed by third parties) as a percentage of revenues was 5.1% in 1999. Research performed for and funded by third parties, which occurred primarily at DaimlerChrysler Aerospace, accounted for [EURO]1.8 billion (1998: [EURO]1.7 billion; 1997: [EURO]2.1 billion). Approximately 40,000 people are employed worldwide in the research, development and testing sectors of DaimlerChrysler.

    The following table sets forth the research and development expenditures funded by the Group and expenditures funded by third parties, principally the German government and ESA:

                                                                Year Ended December 31,
                                                             ------------------------------
                                                               1999       1998       1997
                                                             --------   --------   --------
                                                                  ([EURO] in millions)
Research and development
    Group funded projects..................................   5,737      4,971      4,408
    Third party projects...................................   1,838      1,722      2,093
                                                              -----      -----      -----
        Total..............................................   7,575      6,693      6,501
                                                              =====      =====      =====

                                    OUTLOOK

Economic and Market Conditions

    DaimlerChrysler anticipates generally favorable economic conditions in its principal markets during the 2000-2002 period. Overall economic growth is likely to increase in both Western Europe and the NAFTA region during this period, although the rate of growth for the NAFTA region may slow. The Japanese economy continues to show signs of recovery and prospects for the emerging markets in Asia have improved significantly. In South America, the economic expansion is expected to begin in 2000.

    With stable economic conditions, DaimlerChrysler expects strong sales volumes to continue in worldwide automobile markets through 2002. Following 1999's record setting pace, slight reductions in demand for automobiles are anticipated in the NAFTA region and Western Europe, which should be offset in large part by increased demand in Asia and South America. Moreover, increasing globalization of the automobile industry, shorter product cycles, excess capacity and growing pressures to reduce costs are likely to accelerate consolidation within the industry.

Revenue Growth

    Based on current order flow, the scheduled introduction of a variety of new products, strict cost management at all divisions and an anticipated moderate appreciation of the euro against the dollar, pound and yen, DaimlerChrysler expects continued growth through 2002, with the rate of increase highest in Asia, South America and Eastern Europe.

Automotive Divisions

    The Mercedes-Benz Passenger Cars & smart division plans to round out and update its range of products throughout the planning period. The new C-class, scheduled for launch in May 2000, will play an important role in strengthening the worldwide market position of the Mercedes-Benz brand. With the introduction of the extremely fuel-efficient smart cdi diesel model and the smart City convertible, DaimlerChrysler believes the smart brand will be well positioned for improved performance in 2000.

    The Chrysler Group division expects to strengthen its position in the extremely competitive automobile market in the NAFTA region with the renewal of almost half of its product portfolio over the next two years. Management believes that the innovative and unconventional PT Cruiser, which will be available in spring 2000, will define a new market segment and provide additional opportunity for sales growth. The new generation of minivans scheduled for launch in the fall of 2000 should further strengthen DaimlerChrysler's position as market leader in the minivan segment.

    The Commercial Vehicles division expects to achieve continued profitable growth. Although opportunities for increased sales in Western Europe and the NAFTA region appear limited, prospects are improving in South America and Asia. DaimlerChrysler expects its new small van, the Vaneo, to provide additional opportunities for increased sales and market share. The Vaneo is DaimlerChrysler's first vehicle in the fast-growing segment of less than 2t GVW and is scheduled to enter the market at year-end 2001.

Other Divisions

    The Financial Services business unit plans to focus on expanding its leasing and financing services for both DaimlerChrysler and non-DaimlerChrysler products. The IT Services business unit intends to concentrate on further strengthening its international presence. DaimlerChrysler is also reviewing strategic alternatives for the IT Services business unit.

    Based on a strong order backlog, particularly for commercial aircraft, DaimlerChrysler also expects Aerospace division revenues for 2000 to increase over last year's level. In order to meet delivery deadlines for Airbus aircraft, the Aerospace division plans to increase annual production from 288 aircraft in 1999 to more than 350 in 2002. The European Aeronautic Defence and Space Company
(EADS), which is to be created upon the closing of the previously announced business combination of DaimlerChrysler Aerospace (Dasa), Aerospatiale Matra and CASA, will enjoy a considerably stronger competitive position in the global market than did its individual founding companies.

    Adtranz is pursuing a restructuring plan that calls for a turnaround in operating results in 2000 and annual cost reductions of [EURO]300 million by 2002, as it focuses on the core business of rail vehicles. The Automotive Electronics business unit anticipates benefiting further from the growing number of electronic components in automobiles. The MTU/Diesel Engines business unit expects to expand its business volume, especially in commercial applications. Prospects for growth look particularly good in Asia.

Capital Expenditures; Research and Development

    DaimlerChrysler plans to spend approximately [EURO]45 billion on investments in property, plant and equipment and research and development in the period 2000-2002, primarily for the development and production preparation of almost 60 new passenger car and commercial vehicle models, which are scheduled to be introduced over the period ending in 2005.

Strategies for the Future

    Management believes that DaimlerChrysler is well-positioned to meet the challenges of an increasingly competitive global market, which include adjusting to the continuing consolidation of the automotive industry, addressing the growing importance of environmental and regulatory considerations, and adapting to the new electronic marketplace by incorporating Internet technologies in business processes. DaimlerChrysler has developed six key strategies to respond to these challenges:

    - Attain market leadership in every vehicle segment in which DaimlerChrysler competes.

    - Provide premium services throughout the entire automotive value-added chain.

    - Secure global growth and expand global market presence.

    - Form strategic partnerships in non-automotive businesses.

    - Achieve worldwide leadership in human resources development and management.

    - Introduce "value added" as a performance measure based on operating profit (net of cost of capital) or net operating income after tax at the Group level.

Forward-Looking Information

    The Outlook section and other sections in this Annual Report contain forward-looking statements based on beliefs of DaimlerChrysler management. The words "anticipate," "believe," "estimate," "expect," "intend," "may", "plan", "project", and "should" identify forward-looking statements. Such statements reflect the current views and assumptions of DaimlerChrysler regarding the future and are subject to risks and uncertainties. Many factors could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in exchange rates and interest rates, introduction of competing products, lack of acceptance of products or services and changes in business strategy. See also "Risk Factors" in "Item 3. Key Information." DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

Item 6. Directors, Senior Management and Employees.

    In accordance with the German Stock Corporation Law (AKTIENGESETZ), DaimlerChrysler AG has a Supervisory Board (AUFSICHTSRAT) and a Board of Management (VORSTAND). The two Boards are separate and no individual may simultaneously be a member of both Boards. The following information is included in respect of all members of DaimlerChrysler AG's Supervisory Board and its Board of Management.

                               SUPERVISORY BOARD

    Under the German Stock Corporation Law, the German Co-determination Law (MITBESTIMMUNGSGESETZ) and the Memorandum and Articles of Association of DaimlerChrysler AG, the Supervisory Board of DaimlerChrysler AG consists of twenty members. The principal function of the Supervisory Board is to appoint and supervise the Board of Management and to approve mid-term planning and matters not in the ordinary course of business that are of fundamental importance.

    The stockholders elect ten members at the annual general meeting and the employees elect the remaining ten members. The term of a Supervisory Board member expires at the end of the general meeting of stockholders in which the stockholders discharge Supervisory Board members for the fourth fiscal year following the year in which the member was elected. There is no compulsory retirement age for members of the Supervisory Board.

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

    All of the current stockholder representatives on the Supervisory Board were elected by the stockholders at the annual general meeting held on May 18, 1999. The current employee representatives were appointed by a court pursuant to
Section 104 of the German Stock Corporation Law.

    The following table shows the current members of the Supervisory Board, their ages as of February 28, 2000, the year in which they were first elected or appointed, their principal occupation and their supervisory board memberships/directorships. Employee representatives are identified by an asterisk.

Hilmar Kopper,                   Age:                   64
  Chairman                       First elected:         1998 (Daimler-Benz AG: 1990)
                                 Principal Occupation:  Chairman of the Supervisory Board of Deutsche
                                                        Bank AG
                                 Supervisory Board      Akzo-Nobel N.V., Bayer AG, Solvay S.A., Xerox
                                 Memberships/           Corp., Unilever N.V.
                                 Directorships:

Erich Klemm*,                    Age:                   45
  Deputy Chairman                First elected:         1998 (Daimler-Benz AG: 1988)
                                 Principal Occupation:  Chairman of the Corporate Works Council,
                                                        DaimlerChrysler AG and DaimlerChrysler Group

Robert E. Allen                  Age:                   65
                                 First elected:         1998 (Chrysler Corporation: 1994)
                                 Principal Occupation:  Retired Chairman of the Board and Chief
                                                        Executive Officer of AT&T Corp.
                                 Supervisory Board      Bristol-Myers Squibb Co., PepsiCo
                                 Memberships/
                                 Directorships:

Willi Boehm*                     Age:                   60
                                 First elected:         1998 (Daimler-Benz AG: 1993)
                                 Principal Occupation:  Senior Manager Wage Accounting, Member of the
                                                        Works Council, Woerth Plant, DaimlerChrysler
                                                        AG

Sir John P. Browne               Age:                   52
                                 First elected:         1998 (Daimler-Benz AG: 1998)
                                 Principal Occupation:  Chief Executive Officer of BP Amoco p.l.c.
                                 Supervisory Board      Intel Corporation, Goldman Sachs Inc.
                                 Memberships/
                                 Directorships:

Manfred Goebels*                 Age:                   58
                                 First elected:         1998 (Daimler-Benz AG: 1993)
                                 Principal Occupation:  Director Service and Mobility Concept,
                                                        Chairman of the Management Representative
                                                        Committee, DaimlerChrysler Group

Rudolf Kuda*                     Age:                   59
                                 First elected:         1998 (Daimler-Benz AG: 1978)
                                 Principal Occupation:  Retired Head of Department, Executive
                                                        Council, German Metalworkers' Union

Robert J. Lanigan                Age:                   71
                                 First elected:         1998 (Chrysler Corporation: 1984)
                                 Principal Occupation:  Chairman Emeritus of Owens-Illinois, Inc.
                                 Supervisory Board      IMS Health, Owens-Illinois, Inc.
                                 Memberships/
                                 Directorships:

Helmut Lense*                    Age:                   48
                                 First elected:         1998 (Daimler-Benz AG: 1993)
                                 Principal Occupation:  Chairman of the Works Council, Untertuerkheim
                                                        Plant, DaimlerChrysler AG

Peter A. Magowan                 Age:                   57
                                 First elected:         1998 (Chrysler Corporation: 1986)
                                 Principal Occupation:  Retired Chairman of the Board of Safeway
                                                        Inc., President and Managing General Partner
                                                        of San Francisco Giants
                                 Supervisory Board      Safeway Inc., Caterpillar Inc.
                                 Memberships/
                                 Directorships:

Gerd Rheude*                     Age:                   54
                                 First elected:         1999
                                 Principal Occupation:  Chairman of the Works Council, Woerth Plant,
                                                        DaimlerChrysler AG

Herbert Schiller*                Age:                   45
                                 First elected:         1998 (Daimler-Benz AG: 1996)
                                 Principal Occupation:  Chairman of the Corporate Works Council,
                                                        DaimlerChrysler Services (debis) AG

Dr. rer. pol.                    Age:                   61
Manfred Schneider                First elected:         1998 (Daimler-Benz AG: 1993)
                                 Principal Occupation:  Chairman of the Board of Management of Bayer
                                                        AG
                                 Supervisory Board      Allianz AG, Metro AG, RWE AG
                                 Memberships/
                                 Directorships:

Peter Schoenfelder*              Age:                   50
                                 First elected:         1998 (Daimler-Benz AG: 1990)
                                 Principal Occupation:  Chairman of the Works Council, Augsburg
                                                        Plant, DaimlerChrysler Aerospace AG

G. Richard Thoman                Age:                   55
                                 First elected:         1998 (Chrysler Corporation: 1998)
                                 Principal Occupation:  President and Chief Executive Officer of
                                                        Xerox Corporation
                                 Supervisory Board      Fuji Xerox Company Ltd., General Electric
                                 Memberships/           Investments Equity, Union Bancaire Privee
                                 Directorships:

Bernhard Walter                  Age:                   57
                                 First elected:         1998 (Daimler-Benz AG: 1998)
                                 Principal Occupation:  Chairman of the Board of Managing Directors
                                                        of Dresdner Bank AG
                                 Supervisory Board      Bilfinger+Berger Bauaktiengesellschaft,
                                 Memberships/           Degussa-Huels AG, Deutsche Lufthansa AG,
                                 Directorships:         Deutsche Telekom AG, Heidelberger Zement AG,
                                                        Henkel KGaA, Metallgesellschaft AG,
                                                        Staatliche Porzellan-Manufaktur Meissen GmbH,
                                                        Thyssen Krupp AG

Lynton R. Wilson                 Age:                   59
                                 First elected:         1998 (Chrysler Corporation: 1994)
                                 Principal Occupation:  Chairman of the Board of BCE Inc.
                                 Supervisory Board      Imperial Oil Limited, Ontario Power
                                 Memberships/           Generation Inc., Bell Canada International
                                 Directorships:         Inc., Nortel Networks Corp., DaimlerChrysler
                                                        Canada Inc., Team Canada Inc.,
                                                        J.P. Morgan & Co.

Dr.-Ing. Mark Woessner           Age:                   61
                                 First elected:         1998 (Daimler-Benz AG: 1998)
                                 Principal Occupation:  Chairman of the Supervisory Board of
                                                        Bertelsmann AG
                                 Supervisory Board      Druck- und Verlagshaus Gruner+Jahr AG
                                 Memberships/           (Chairman), Bertelsmann Arvato AG,
                                 Directorships:         Bertelsmann Buch AG

Bernhard Wurl*                   Age:                   55
                                 First elected:         1998 (Daimler-Benz AG: 1979)
                                 Principal Occupation:  Head of Department, Executive Council, German
                                                        Metalworkers' Union
                                 Supervisory Board      Deutsche Babcock AG
                                 Memberships/
                                 Directorships:

Stephen P. Yokich*               Age:                   64
                                 First elected:         1998
                                 Principal Occupation:  President of International Union United
                                                        Automobile, Aerospace and Agricultural
                                                        Implement Workers of America (UAW)
                                 Supervisory Board:     Blue Cross Blue Shield of Michigan (BCBSM)
                                 Memberships/
                                 Directorships:

    The Supervisory Board maintains the following standing committees:

    - The PRESIDENTIAL COMMITTEE is responsible for deciding the terms of the service contracts and other contractual arrangements between DaimlerChrysler AG and the Board of Management. In particular, the committee determines salaries and incentive compensation awards for members of the Board of Management and establishes corporate goals for performance-based compensation plans. Members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Manfred Schneider and Bernhard Wurl. The Presidential Committee held three meetings in 1999.

    - The FINANCIAL AUDIT COMMITTEE assists in the appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. The Financial Audit Committee also reviews the annual financial statements of DaimlerChrysler AG and the consolidated annual and half-year financial statements of the DaimlerChrysler Group, taking into account the results of the audits and reviews performed by the independent auditors. Members of the Financial Audit Committee are Hilmar Kopper, Erich Klemm, Willi Boehm and Bernhard Walter. The Financial Audit Committee held two meetings in 1999.

                              BOARD OF MANAGEMENT

    The Supervisory Board determines the size of the Board of Management, which must have at least two members. Members are appointed by the Supervisory Board for a maximum term of five years and are eligible for reappointment thereafter. The normal retirement age for members of the Board of Management is 65 although it is possible for a member of the Board of Management to continue in office beyond this age with the approval of the Supervisory Board.

    Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in a general meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of his term. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and DaimlerChrysler AG and he is under a duty to disclose any material interest in proposals, arrangements or contracts between DaimlerChrysler AG and third parties.

    The terms of all members of the Board of Management expire in 2003 except for Mr. Fleig whose term expires in 2004 and Mr. Eaton, who has announced his intention to retire on March 31, 2000. The current members of the Board of Management, their ages as of February 28, 2000, the year in which they were appointed, their current position/area of responsibility and prior positions held within the last five years, are as follows:

Juergen E. Schrempp              Age:                  55
                                 First appointed:      1998 (Daimler-Benz AG: 1987)
                                 Current Position:     Chairman
                                 Prior Position(s):    Chairman of the Board of Management of
                                                       Daimler-Benz AG

Robert J. Eaton                  Age:                  60
                                 First appointed:      1998 (Chrysler Corporation: 1992)
                                 Current Position:     Chairman
                                 Prior Position(s):    Chairman of the Board and Chief Executive
                                                       Officer of Chrysler Corporation

Dr. rer. pol. Manfred Bischoff   Age:                  57
                                 First appointed:      1998 (Daimler-Benz AG: 1995)
                                 Responsible for:      Aerospace & Industrial Non-Automotive
                                 Prior Position(s):    Member of the Board of Management of
                                                       Daimler-Benz AG and President and Chief
                                                       Executive Officer of Daimler-Benz Aerospace AG

Dr. rer. pol. Eckhard Cordes     Age:                  49
                                 First appointed:      1998 (Daimler-Benz AG: 1996)
                                 Responsible for:      Corporate Development & IT-Management
                                 Prior Position(s):    (including responsibility for MTU
                                                       Friedrichshafen und TEMIC)
                                                       Member of the Board of Management of
                                                       Daimler-Benz AG -- Corporate Development and
                                                       Directly Managed Businesses; Deputy Member of
                                                       the Board of Management -- Corporate
                                                       Development and Directly Managed Businesses;
                                                       Senior Vice President -- Corporate
                                                       Development

Guenther Fleig                   Age:                  51
                                 First appointed:      1999
                                 Responsible for:      Human Resources & Labor Relations Director
                                 Prior Position(s):    President of DaimlerChrysler France,
                                                       DaimlerChrysler Holding France and Head of the
                                                       Corporate Representation Office; President of
                                                       Mercedes-Benz France; Head of European Sales
                                                       Projects, Mercedes-Benz AG

Thomas C. Gale                   Age:                  56
                                 First appointed:      1998 (Chrysler Corporation: 1985)
                                 Responsible for:      Product Development, Design Chrysler Group &
                                                       Passenger Car Operations
                                 Prior Position(s):    Executive Vice President of Chrysler
                                                       Corporation -- Product Strategy, Design and
                                                       External Affairs and General Manager -- Jeep
                                                       Operations; Executive Vice President --
                                                       Product Development; Executive Vice
                                                       President -- Product Design and International
                                                       Operations

Dr. iur. Manfred Gentz           Age:                  58
                                 First appointed:      1998 (Daimler-Benz AG: 1983)
                                 Responsible for:      Finance & Controlling
                                 Prior Position(s):    Member of the Board of Management of
                                                       Daimler-Benz AG -- Finance & Controlling,
                                                       Human Resources

James P. Holden                  Age:                  48
                                 First appointed:      1998 (Chrysler Corporation: 1993)
                                 Responsible for:      Chrysler Group
                                 Prior Position(s):    Executive Vice President of Chrysler
                                                       Corporation -- Sales and Marketing and
                                                       General Manager -- Minivan Operations;
                                                       Executive Vice President -- Sales and
                                                       Marketing; Vice President -- Quality, Capacity
                                                       and Process Management

Prof. Juergen Hubbert            Age:                  60
                                 First appointed:      1998 (Daimler-Benz AG: 1987)
                                 Responsible for:      Mercedes-Benz Passenger Cars & smart
                                 Prior Position(s):    Member of the Board of Management of
                                                       Daimler-Benz AG -- Passenger Cars; Member of
                                                       the Board of Management of Mercedes-Benz
                                                       AG -- Passenger Cars

Dr. iur. Klaus Mangold           Age:                  56
                                 First appointed:      1998 (Daimler-Benz AG: 1995)
                                 Responsible for:      Services (debis)
                                 Prior Position(s):    Member of the Board of Management of
                                                       Daimler-Benz AG and President and Chief
                                                       Executive Officer of Daimler-Benz
                                                       InterServices (debis) AG

Thomas W. Sidlik                 Age:                  50
                                 First appointed:      1998 (Chrysler Corporation: 1992)
                                 Responsible for:      Procurement & Supply Chrysler Group & Jeep
                                                       Operations
                                 Prior Position(s):    Executive Vice President of Chrysler
                                                       Corporation -- Procurement & Supply; Vice
                                                       President and Chairman of Chrysler Financial
                                                       Corporation and General Manager -- Small Car
                                                       Operations

Gary C. Valade                   Age:                  57
                                 First appointed:      1998 (Chrysler Corporation: 1990)
                                 Responsible for:      Global Procurement & Supply
                                 Prior Position(s):    Executive Vice President and Chief Financial
                                                       Officer of Chrysler Corporation

Prof. Klaus-Dieter Voehringer    Age:                  58
                                 First appointed:      1998 (Daimler-Benz AG: 1997)
                                 Responsible for:      Research & Technology
                                 Prior Position(s):    Member of the Board of Management of
                                                       Daimler-Benz AG -- Research & Technology;
                                                       Deputy Member of the Board of Management of
                                                       Mercedes-Benz AG -- Powertrain Unit
                                                       Commercial Vehicles

Dr.-Ing. Dieter Zetsche          Age:                  46
                                 First appointed:      1998 (Daimler-Benz AG: 1997)
                                 Responsible for:      Commercial Vehicles
                                 Prior Position(s):    Member of the Board of Management of
                                                       DaimlerChrysler AG -- Sales and Marketing;
                                                       Member of the Board of Management of
                                                       Daimler-Benz AG -- Sales and Marketing;
                                                       Member of the Board of Management of
                                                       Mercedes-Benz AG -- Passenger Cars Development

                                  COMPENSATION

General

    The amount of compensation paid by the DaimlerChrysler Group to all members of the Supervisory Board and the Board of Management, as a group, for the year ended December 31, 1999 was [EURO]53 million. In addition, former executives of Chrysler Corporation who are members of the Board of Management received a total of [EURO]4 million in 1999 upon the exercise of stock appreciation rights granted at the time of the Daimler-Benz/Chrysler business combination to replace their Chrysler stock options. See also Note 21 to the Consolidated Financial Statements.

    The aggregate amount accrued by the Group during the year ended
December 31, 1999 to provide pension, retirement and similar benefits for the members of the Supervisory Board and the Board of Management was [EURO]33 million.

Supervisory Board

    Members of the Supervisory Board receive a fixed annual amount of [EURO]51,129 for serving on the board plus reimbursement of expenses. The Chairman of the Supervisory Board receives twice that amount, the deputy Chairman receives 1.5 times that amount, and members serving on committees of the Supervisory Board receive 1.3 times that amount. Members also receive a flat fee of [EURO]1,023 for each meeting of the Supervisory Board. This compensation is fixed in DaimlerChrysler's Memorandum and Articles of Association.

Board of Management

    DaimlerChrysler AG has entered into service agreements with members of the Board of Management. These agreements establish the following four principal elements of compensation:

    - BASE SALARY -- Base salaries are established based on a comparative analysis of base salaries paid within a selected peer group of international companies.

    - ANNUAL BONUS -- Annual bonuses are based on corporate performance, primarily in relation to profitability. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on other corporate objectives, such as shareholder return or revenue growth, and on individual performance.

    - MEDIUM-TERM-INCENTIVE -- Performance-based stock unit awards that track the value of DaimlerChrysler ordinary shares are made at the beginning of three year performance periods. The amount ultimately earned at the end of a performance period is based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks, such as return on net assets, return on sales, revenue growth and quality, and the market value of DaimlerChrysler ordinary shares. Board of Management members received 149,050 performance-based stock unit awards in 1999. See also Note 21 to the Consolidated Financial Statements.

    - STOCK APPRECIATION RIGHTS -- Stock appreciation rights (SAR) plans provide long-term-incentives based on the appreciation of DaimlerChrysler ordinary shares. DaimlerChrysler granted Board of Management members, as a group, 1,940,000 SARs in 1999 at an exercise price of [EURO]89.70, the price of a DaimlerChrysler ordinary share on the grant date. These SARs become exercisable in two equal installments on February 26, 2001 and on February 25, 2002 and expire on February 23, 2009. Upon exercise, the holder receives a cash payment equal to the amount by which the market value of a DaimlerChrysler ordinary share on the exercise date exceeds the exercise price, multiplied by the number of SARs exercised. See also
      Note 21 to the Consolidated Financial Statements.

    In the past, the Supervisory Board has negotiated limited benefits upon termination of a Board of Management member's service prior to the stated expiration date of his service contract. Moreover, if a U.S. member of the Board of Management, who was party to a pre-merger employment contract with Chrysler Corporation, dies during the term of his service agreement, then, in addition to benefits payable under pension and retirement plans, his estate will be entitled to receive an annual bonus payment and a medium-term incentive payment, pro rated through the date of death, that assumes corporate goals have been achieved. If such member is terminated, or terminates his service with good reason, as defined in the service agreement, then, in addition to the foregoing, he is entitled to receive a severance payment expressed as a multiple of the sum of his base salary and his average bonus over the last three years, together with an additional amount to reimburse him for any excise tax assessable on any amounts so received. The Supervisory Board may also negotiate additional or different terms with Board of Management members at the time their service to DaimlerChrysler terminates.

                         EMPLOYEES AND LABOR RELATIONS

    At December 31, 1999, the DaimlerChrysler Group employed a workforce of 466,938 people worldwide, which represented an increase of 5.8% from year-end 1998. Of the total number of employees, 241,233 employees were based in Germany and 123,928 in the United States. The following table sets forth the number of employees at December 31, 1999, 1998 and 1997:

                                                                Employees at December 31,
                             ------------------------------------------------------------------------------------------------
                                          1999                             1998                             1997
                             ------------------------------   ------------------------------   ------------------------------
                              Total     Germany      U.S.      Total     Germany      U.S.      Total     Germany      U.S.
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Corporate..................   11,526      6,968      4,558     10,010      6,374      3,636      9,462      5,925      3,537
Mercedes-Benz Passenger
  Cars & smart.............   99,459     91,698      1,834     95,158     90,963      1,731     91,753     88,920      1,366
Chrysler Group.............  124,837        225     92,044    123,180        215     90,347    118,639         --     88,301
Commercial Vehicles........   90,082     45,389     16,990     89,711     45,201     13,216     85,071     44,355     10,187
Sales Organization for
  Mercedes-Benz Passenger
  Cars and Commercial
  Vehicles.................   34,133     24,086      1,457     31,280     22,308      1,352     30,518     21,887      1,266
Services...................   26,240     14,183      4,797     23,734     13,519      4,620     18,303     10,849      4,060
Aerospace..................   46,107     42,771         99     45,858     42,525         --     43,521     39,935        572
Other(1)...................   34,554     15,913      2,149     22,571     11,925      2,146     28,382     13,395      1,974
                             -------    -------    -------    -------    -------    -------    -------    -------    -------
DaimlerChrysler Group......  466,938    241,233    123,928    441,502    233,030    117,048    425,649    225,266    111,263
                             =======    =======    =======    =======    =======    =======    =======    =======    =======

------------------------
(1) Including holding companies.

                         ------------------------------

    On average, the Group had approximately 16,900 temporary employees in 1999.

    Almost all the Group's employees in Germany who are members of labor unions belong to the metalworkers' union (IGM). None of the Group's facilities in Germany is operated on a "closed shop" basis. In Germany, collective bargaining agreements for blue collar workers and for white collar employees below management level are generally negotiated between the regional association of the companies within a particular industry and the respective unions. The most recent agreement for "metalworkers," which covers most of the Group's employees in Germany (including both white collar and blue collar workers), was signed in February 1999. The agreement, which runs from January 1999 to February 2000, provides for lump sum payments for the months of January and February of 1999, a 3.2% salary increase effective as of March 1, 1999, and an additional one-time payment for 1999 equaling 1% of an individual's annual salary. Negotiations about a new collective bargaining agreement are currently in progress.

    In the United States and Canada, substantially all of DaimlerChrysler Corporation's hourly employees and 24% of its salaried employees are represented by unions. Of these represented employees, 98% of hourly and 92% of salaried employees are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace and Agricultural Implement Workers of Canada (CAW).

    In 1999, DaimlerChrysler Corporation and the UAW entered into a new four-year collective bargaining agreement that covers more than 70,000 hourly and salaried workers in the United States. The agreement, which expires in September 2003, provides for an annual base wage increase of 3% each contract year, a one-time lump sum payment of $1,350 per worker, increases in pension benefit rates, and improvements in certain health care, supplemental unemployment and other benefits. The agreement limits DaimlerChrysler Corporation's ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit, but provides flexibility in establishing job assignments and work rules in order to increase productivity in plants.

    In addition, DaimlerChrysler Canada, Ltd. and the CAW entered into a new three-year collective bargaining agreement in 1999 that covers approximately 14,000 workers in Canada through September 2002. It also provides for an annual base wage increase of 3% each contract year, a one-time lump sum payment of $1,000 per worker, as well as increases in pension and other benefits.

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

    During the course of 1997 Daimler-Benz AG continued to work with the works councils regarding how to reduce cost, improve efficiency and maintain or improve its competitive position in the marketplace. These discussions resulted in an agreement with the works councils to reduce the automotive workforce at selected locations by approximately 5,700 over the period 1998 through 2000. The agreement contemplates that the reductions will be effected in a manner which is least disruptive to the workforce, and will be compensated by offering permanent positions, primarily to current apprentices and to university graduates. In addition, in the process of managing its workforce the Group will attempt to strengthen its overall technical and specialty expertise competency. Through December 31, 1999 approximately 4,300 of the 5,700 anticipated reductions had been effected.

                                SHARE OWNERSHIP

    As of December 31, 1999, the members of the Supervisory Board and the Board of Management as a group owned 426,668 DaimlerChrysler ordinary shares. This represented 0.04% of all outstanding shares.

    Daimler-Benz AG instituted stockholder approved stock option plans for management board members and other senior executives in 1996, 1997, and 1998. For reasons of German law, the options granted under these plans took the form of conversion rights attached to convertible bonds, with the principal amount corresponding to a stated value (or par value equivalent) of the ordinary shares subject to the option -- which was [EURO]2.56 per ordinary share in all cases and which the optionee paid in cash at the time he or she received the convertible bond (or option). Conversion rights under the 1996 plan are exercisable during certain three-week window periods on or before July 12, 2006 at a conversion price of [EURO]42.62 per DaimlerChrysler ordinary share. Conversion rights are only exercisable if the price per share exceeds a threshold of [EURO]49.01. As of February 15, 2000, under this plan 4,020 DaimlerChrysler ordinary shares were issuable to members of the Board of Management.

    In 1999, DaimlerChrysler replaced the stock options which were granted under the 1997 and 1998 plans with stock appreciation rights granted under corresponding SAR plans. Under these SAR plans holders of options received SARs in exchange for their options. These SARs have the same terms and conditions as the stock options they replaced, except that the holder of the SAR has the right to receive cash equal to the difference between the option exercise price and the stock price on the date of exercise, instead of the right to receive an ordinary share.

    See also Note 21 to the Consolidated Financial Statements.

    As part of its value based management approach, DaimlerChrysler supports employee stock ownership. DaimlerChrysler offers the employees of Group companies incorporated in Germany the opportunity to purchase DaimlerChrysler ordinary shares at a discount on an annual basis. In 1999, each eligible employee had the right to acquire up to 30 shares with a maximum aggregate discount of [EURO]153.39 plus one bonus share. A total of 1,176,367 shares were acquired by 66,377 employees under this program in 1999.

Item 7. Major Shareholders and Related Party Transactions.

                               MAJOR SHAREHOLDERS

    The capital stock of DaimlerChrysler AG consists of ordinary shares, no par value (STUECKAKTIEN), which are issued in registered form. Under the Memorandum and Articles of Association, each ordinary share represents one vote. Major shareholders do not have different voting rights.

    Under the German Securities Trading Act (WERTPAPIERHANDELSGESETZ), holders of voting securities of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    The table below sets forth, as of December 31, 1999, the number of DaimlerChrysler ordinary shares held by holders of more than 5% of DaimlerChrysler ordinary shares and their percentage ownership:

Identity of Person or Group                                  Shares Owned   Percent
---------------------------                                  ------------   --------
KARU Beteiligungsverwaltung GmbH & Co. KG,
  a wholly owned subsidiary of Deutsche Bank AG............  119,818,714      11.9%
Kuwait Investment Authority as agent for the Government of
  the State of Kuwait......................................   73,169,320       7.3%

                            ------------------------

    As a result of the business combination of Daimler-Benz and Chrysler in 1998, the percentage ownership of Deutsche Bank decreased from 22% to 12% and that of the State of Kuwait decreased from 13% to 7%.

    As of February 15, 2000, DaimlerChrysler AG had approximately 1.9 million stockholders. Approximately 330,000 were U.S. holders, of which approximately 70,000 were record holders. Based on the share register, approximately 22% of DaimlerChrysler ordinary shares were held by U.S. holders as of that date.

    See also "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

                           RELATED PARTY TRANSACTIONS

    In the ordinary course of business, DaimlerChrysler purchases materials, supplies and services from numerous suppliers throughout the world, including firms with which certain members of the Supervisory Board are affiliated. DaimlerChrysler does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved.

    Deutsche Bank AG and its subsidiaries provided various financial and other services to the Group in 1999 for which they were paid reasonable and customary fees. KARU Beteiligungsverwaltung GmbH & Co. KG, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 12% of the outstanding shares of DaimlerChrysler AG. Hilmar Kopper, Chairman of the Supervisory Board of DaimlerChrysler AG, is also Chairman of the Supervisory Board of Deutsche Bank AG.

    DaimlerChrysler's subsidiary DaimlerChrysler Aerospace Airbus GmbH is the German partner in the European Airbus consortium and holds a 37.9% share in Airbus Industrie G.I.E. The investment in Airbus Industrie is accounted for using the equity method. DaimlerChrysler Aerospace Airbus provides contract manufacturing for the Airbus models A319 and A321 and aircraft components for all Airbus models. DaimlerChrysler Aerospace Airbus receives reasonable and customary compensation for the goods and services provided to Airbus Industrie.

Item 8. Financial Information.

                       CONSOLIDATED FINANCIAL STATEMENTS

    See "Item 18. Financial Statements" and pages F-i, F-1 through F-54 and page S-1.

                          OTHER FINANCIAL INFORMATION

Export Sales

    In 1999, approximately 650,000 or 59% of all passenger cars and commercial vehicles produced by DaimlerChrysler in Germany and approximately 310,000 or 14% of all passenger cars and trucks produced by DaimlerChrysler in the United States were exported to other countries.

Legal Proceedings

    Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings, including the product matters described below relating primarily to its North American automotive operations, constitute ordinary routine litigation incidental to its businesses. See also "Government Regulation and Environmental Matters -- Environmental Matters" in "Item 4. Information on the Company" and Note 27 to the Consolidated Financial Statements.

    Various legal proceedings pending against DaimlerChrysler Corporation, formerly known as Chrysler Corporation, allege defects in various components (including door and liftgate latches, occupant restraint systems, seats, brake systems, and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), or crashworthiness. Some of these proceedings seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. As of December 31, 1999, the complaints filed in personal injury proceedings specify approximately $1.1 billion ([EURO]1.1 billion) in compensatory and $5.6 billion ([EURO]5.6 billion) in punitive damages in the aggregate. These amounts represent damages sought by plaintiffs and, therefore, do not necessarily constitute an accurate measure of the ultimate cost to resolve those complaints. Further, many of those complaints do not specify a dollar amount of damages or specify only the jurisdictional minimum. These amounts may vary significantly from one period to the next depending on the number of new complaints filed or pending cases resolved in a given period.

    On October 8, 1997, a jury awarded $12.5 million ([EURO]12.4 million) in compensatory damages and $250 million ([EURO]248 million) in punitive damages against DaimlerChrysler Corporation in JIMENEZ VS. CHRYSLER CORPORATION, a case filed in U.S. District Court in South Carolina. The complaint alleged that the liftgate latch striker of a 1985 Dodge Caravan was defective and opened when the Caravan was struck by another vehicle resulting in the ejection and death of an occupant. On December 2, 1999, the trial judge denied the company's motion challenging the verdict, but reduced the compensatory damage award to $9 million. DaimlerChrysler Corporation has filed an appeal in the United States Court of Appeals for the Fourth Circuit.

    On February 18, 1999, a jury awarded $54.75 million ([EURO]54.37 million) in compensatory damages and $3.7 million ([EURO]3.7 million) in punitive damages to the owners of approximately 75,000 1988(3/4)-1990 model year Chrysler vehicles in CRAWLEY VS. CHRYSLER CORPORATION, a class action lawsuit tried in the Court of Common Pleas, Philadelphia, Pennsylvania. The complaint alleged that the air bags in those vehicles were defective because the vent hole positions could cause hand burns when the air bags deploy. DaimlerChrysler Corporation has filed motions challenging the verdict and the damage awards, and is pursuing such motions vigorously.

    In addition, ten purported class action lawsuits are pending in various U.S. federal and state courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs.

    The class action lawsuit reported in DaimlerChrysler's Form 20-F for the fiscal year ended December 31, 1998 regarding air bags in 1993-1996 Chrysler minivans was dismissed.

    As reported in DaimlerChrysler's Form 6-K for the month of April 1999, DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that it violated antitrust rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. DaimlerChrysler denies these charges and is defending itself vigorously in the Commission's pending investigation. If the Commission rules that DaimlerChrysler violated antitrust rules, it is reasonably possible that the Commission may impose a substantial fine on DaimlerChrysler.

    Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on DaimlerChrysler's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

Dividend Policy

    Dividends are proposed by the Supervisory Board and the Board of Management of DaimlerChrysler AG, based on the year-end unconsolidated financial statements of DaimlerChrysler AG, and are approved in respect of the prior year at the annual general meeting of stockholders. The annual general meeting is usually convened during the second quarter of each year. Holders of record of DaimlerChrysler ordinary shares on the date of the general meeting of stockholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by Deutsche Bank AG as paying agent. In Germany, the payment will be made to the holder's depot bank or other institution holding the shares for the stockholder which will credit the payment to the stockholder's account. For purposes of distribution in the United States and Canada, the dividend will be paid to The Bank of New York as U.S. transfer agent and, for Canadian holders, transferred to Montreal Trust Company as Canadian transfer agent. For shareholders in the United States, the payment will be converted from euros into U.S. dollars unless they instruct otherwise. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See "Exchange Rate Information" in "Item 3. Key Information."

    DaimlerChrysler AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend upon DaimlerChrysler's earnings, financial condition (including its cash needs), future earnings prospects and other factors. See "Item 5. Operating and Financial Review and Prospects."

    See also "Dividends" in "Item 3. Key Information."

                              SIGNIFICANT CHANGES

    No significant change has occurred since the date of the annual financial statements included in this Annual Report.

Item 9. The Offer and Listing.

Trading Markets

    The principal trading markets for DaimlerChrysler ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. The ordinary shares are also listed on the other German stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hannover, Munich and Stuttgart, on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, on the stock exchanges in Montreal, Paris, Tokyo, Toronto, and on the Swiss stock exchange.

    As of December 31, 1999, DaimlerChrysler ordinary shares represented approximately 7.5% of the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange, 2.1% of the Dow Jones STOXX 50(SM), which is composed of stocks from 16 European equity markets, and 2.9% of the Dow Jones EURO STOXX 50(SM), which includes stocks from the equity markets of those member states of the European Union that introduced the euro as their common legal currency on January 1, 1999. See also "Introduction of the Euro" in "Item
4. Information on the Company."

    The transfer agents for DaimlerChrysler ordinary shares are Deutsche Bank AG in Germany, The Bank of New York in the United States and Montreal Trust Company in Canada.

Trading on the Frankfurt Stock Exchange

    The Frankfurt Stock Exchange, which is operated by Deutsche Boerse AG, is the most significant of the eight German stock exchanges and accounted for approximately 80% of the turnover in exchange-traded shares in Germany in 1999. As of December 31, 1999, equity securities traded on the Frankfurt Stock Exchange included the shares of 3,265 companies, of which 2,554 were non-German.

    Trading on the floor of the Frankfurt Stock Exchange commences each business day at 9:00 a.m. and continues until 5:30 p.m. Central European Time. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the stock exchange. Price formation is by open outcry, as determined by state appointed specialists (AMTLICHE KURSMAKLER) who are themselves exchange members, but who do not, as a rule, deal with the public. Prices for active stocks, including those of larger companies, are quoted continuously during stock exchange hours. For all other stocks, a fixed price is determined by auction around mid-session of each trading day. Transactions settle on the second business day following the day of their trade.

    DaimlerChrysler ordinary shares are also traded on Xetra (Exchange Electronic Trading), an integrated electronic exchange system operated by Deutsche Boerse AG. Xetra is available daily from 9:00 a.m. to 5:30 p.m. Central European Time to brokers and banks which have been admitted to Xetra by the Frankfurt Stock Exchange. Securities traded by this system include liquid stocks, warrants and bonds traded on the floor of the Frankfurt Stock Exchange. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. In 1999, Xetra accounted for approximately 88% of the DaimlerChrysler ordinary shares trading volume at the Frankfurt Stock Exchange.

    Trading activities on the German stock exchanges are monitored by the Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUER DEN WERTPAPIERHANDEL). All orders from customers to buy or sell listed securities must be executed on a stock exchange unless a customer gives specific instructions to the contrary.

    The tables below set forth, for the periods indicated, the Xetra high and low closing sales prices for the DaimlerChrysler ordinary shares from November 17, 1998, the first day on which DaimlerChrysler ordinary shares officially traded on the Frankfurt Stock Exchange. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on the German stock exchanges, including the ordinary shares of DaimlerChrysler AG, have been quoted in euros. In order to achieve comparability with the 1998 sales prices quoted in marks, the 1998 sales prices have been converted into euros at the Official Fixed Conversion Rate. The tables also show, for the periods indicated, the Xetra highs and lows of the DAX. The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX are made for capital changes, subscription rights and dividends. See "Exchange Rate Information" in "Item 3. Key Information" with respect to rates of exchange between the dollar and the mark (translated into euros at the Official Fixed Conversion Rate) and the dollar and the euro applicable during the periods set forth below.

                                                         Price Per
                                                      DaimlerChrysler
                                                      Ordinary Share              DAX
                                                    -------------------   -------------------
                                                      High       Low        High       Low
                                                    --------   --------   --------   --------
                                                         ([EURO])
Annual highs and lows

1998 (from November 17, 1998).....................    85.05     71.22     5,159.21   4,543.02
1999..............................................    95.45     64.68     6,958.14   4,668.52

Quarterly highs and lows

1998
    Fourth Quarter (from November 17, 1998).......    85.05     71.22     5,159.21   4,543.02
1999
    First Quarter.................................    92.65     78.25     5,442.90   4,668.52
    Second Quarter................................    95.45     81.75     5,468.67   4,901.81
    Third Quarter.................................    89.10     64.68     5,652.02   4,978.45
    Fourth Quarter................................    77.00     65.15     6,958.14   5,124.55

Monthly highs and lows

1999
    July..........................................    89.10     71.20     5,652.02   5,052.32
    August........................................    73.83     69.40     5,420.36   4,978.45
    September.....................................    73.15     64.68     5,483.95   5,119.10
    October.......................................    73.81     65.15     5,525.40   5,124.55
    November......................................    73.50     67.60     5,961.45   5,524.92
    December......................................    77.00     65.55     6,958.14   5,933.84
2000
    January.......................................    75.50     66.40     7,258.90   6,474.92
    February (through February 18, 2000)..........    67.85     65.00     7,709.27   7,050.46

                            ------------------------

    On February 18, 2000 the closing sales price per DaimlerChrysler ordinary share on Xetra was [EURO]65.00, which was equivalent to $64.03 per ordinary share, translated at the noon buying rate for euros on that date.

    Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of DaimlerChrysler ordinary shares traded on the exchange (including Xetra) in 1999 was 3.2 million. As of December 31, 1999, the market capitalization of DaimlerChrysler on the Frankfurt Stock Exchange was [EURO]78.1 billion.

Trading on the New York Stock Exchange

    Official trading of DaimlerChrysler ordinary shares on the New York Stock Exchange commenced on November 17, 1998. From October 26, 1998 through November 16, 1998, the ordinary shares traded on the exchange on a when-issued basis. DaimlerChrysler ordinary shares trade under the symbol "DCX."

    The following table sets forth, for the periods indicated, the high and low sales prices per DaimlerChrysler ordinary share as reported on the New York Stock Exchange Composite Tape.

                                                                  Price Per
                                                               DaimlerChrysler
                                                               Ordinary Share
                                                           -----------------------
                                                            High            Low
                                                            ------         ------
                                                                     ($)
Annual highs and lows

1998 (from November 17, 1998)............................    99.06          82.38
1999.....................................................   108.63          65.31

Quarterly highs and lows

1998
    Fourth Quarter (from November 17, 1998)..............    99.06          82.38
1999
    First Quarter........................................   108.63          83.31
    Second Quarter.......................................   102.00          85.38
    Third Quarter........................................    91.81          65.31
    Fourth Quarter.......................................    78.50          66.13

Monthly highs and lows

1999
    July.................................................    91.81          71.56
    August...............................................    77.88          73.56
    September............................................    77.47          65.31
    October..............................................    78.50          69.25
    November.............................................    77.94          67.31
    December.............................................    78.25          66.13
2000
    January..............................................    78.69          65.06
    February (through February 18, 2000).................    67.19          62.63

                            ------------------------

    On February 18, 2000, the closing sales price per DaimlerChrysler ordinary share on the New York Stock Exchange as reported on the NYSE Composite Tape was $62.88.

Item 10. Additional Information.

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The minority stockholders who own 42.4% of Dornier GmbH, a subsidiary of DaimlerChrysler Aerospace, have the right, exercisable at any time, to exchange their shareholdings in Dornier for holdings of equal value in DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft or DaimlerChrysler AG. If this right were exercised in full, the number of DaimlerChrysler ordinary shares which would be issued would not be material to DaimlerChrysler or the stockholders of DaimlerChrysler AG.

    In 1996, DaimlerChrysler Luxembourg Capital S.A., formerly known as Daimler-Benz Capital (Luxembourg) AG, a DaimlerChrysler subsidiary, issued
4 1/8% bearer notes with appertaining warrants due July 5, 2003 with a nominal amount of DM 1,000 ([EURO]511) per note. Each note has warrants attached that originally entitled the noteholder to receive 10.254 Daimler-Benz ordinary shares, consisting partially of shares already issued and partially of newly issued shares. In accordance with Section 23 of the German Transformation Act (UMWANDLUNGSGESETZ) these warrants are now DaimlerChrysler AG warrants which entitle the noteholder to receive 10.30527 DaimlerChrysler ordinary shares. As of February 15, 2000, there were outstanding warrants for approximately 1.2 million new DaimlerChrysler ordinary shares.

    In 1997, Daimler-Benz AG issued 5 3/4% subordinated mandatory convertible notes due June 14, 2002 convertible into newly issued Daimler-Benz ordinary shares on or before June 4, 2002. In accordance with Section 23 of the German Transformation Act these notes, including notes represented by American Depositary Notes and DM Book Entry Securities, are now notes of DaimlerChrysler AG, convertible into DaimlerChrysler ordinary shares. If they are not converted by June 4, 2002, the notes will be mandatorily converted into DaimlerChrysler ordinary shares at a conversion rate to be determined on the basis of the average official quotation for the shares on the Frankfurt Stock Exchange during a specified window period. As of February 15, 2000, the maximum number of ordinary shares that would be issued upon exercise of all outstanding conversion rights was approximately 9.5 million.

    In addition, DaimlerChrysler management board members and other senior executives hold options granted under the stock option plan instituted by Daimler-Benz AG in 1996. See "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

                    MEMORANDUM AND ARTICLES OF ASSOCIATION.

Organization and Register

    DaimlerChrysler AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Law (AKTIENGESETZ). It is registered in the Commercial Register (HANDELSREGISTER) maintained by the local court in Stuttgart, Germany, under the entry number "HRB 19360."

Corporate Governance

    In contrast to corporations organized in the United States, German stock corporations are governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's memorandum and articles of association (SATZUNG), and may be described generally as follows:

    - THE ANNUAL GENERAL MEETING OF SHAREHOLDERS -- ratifies the actions of the corporation's supervisory board and board of management. It approves the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. In corporations with more than 2,000 employees, shareholders and employees elect or appoint an equal number of representatives to the supervisory board. The annual general meeting must be held within the first eight months of each fiscal year.

    - THE SUPERVISORY BOARD -- appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval of the supervisory board may be required in connection with certain significant matters, the law prohibits the supervisory board from making management decisions.

    - THE BOARD OF MANAGEMENT -- manages the corporation's business and represents it in dealings with third parties. The board of management submits regular reports to the supervisory board about the corporation's operations and business strategies, and prepares special reports upon request. A person may not serve on the board of management and the supervisory board of a corporation at the same time.

    Several additional corporate governance provisions applicable to DaimlerChrysler AG are summarized below.

Objects and Purposes

    Section 2 of DaimlerChrysler AG's Memorandum and Articles of Association states that its object is to pursue, directly or indirectly, business in the fields of development, production and sale of products and rendering of services, in particular in the following lines of business: vehicles for use on land; vehicles for use on water, in the air and in space and other products in the fields of transport, aerospace, space, and marine technology; engines and other technological propulsion systems; plants, machinery and equipment for power generation, distribution and utilization; electrical and electronic equipment, plants and systems; communication and information technology, business consulting; financial services of all kinds, insurance brokerage, and activities in the fields of media and expositions; and management and development of real property. The Articles authorize DaimlerChrysler AG to take all actions that serve the attainment of its objects, except that it is not permitted to carry out directly banking and real property transactions that are subject to license requirements.

Directors

    Under German law, DaimlerChrysler's Supervisory Board members and Board of Management members owe a duty of loyalty and care to DaimlerChrysler. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of DaimlerChrysler AG's shareholders and its workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting. Further, a Supervisory Board member may not receive a loan from DaimlerChrysler AG unless approved by the Supervisory Board, and may not vote on a matter that concerns ratification of his own acts or in which he has a material interest. See also "Item 6. Directors, Senior Management and Employees" for further information about the Supervisory Board and the Board of Management.

Ordinary Shares

    The share capital of DaimlerChrysler AG consists of ordinary shares of no par value issued in registered form. Record holders of ordinary shares are registered in DaimlerChrysler's share register (AKTIENBUCH). The share register is administered on behalf of DaimlerChrysler AG by The Bank of New York, as transfer agent and registrar in the United States, and by Deutsche Bank AG, as transfer agent and registrar in Germany and various other countries.

    Some of the significant provisions under German law and DaimlerChrysler's Articles of Association relating to ordinary shares may be summarized as follows:

    - CAPITAL INCREASES. The share capital may be increased in consideration of contributions in cash or in property, or by establishing authorized capital or conditional capital. Authorized capital provides the Board of Management with the flexibility to issue new shares for a period of up to five years, generally to preserve liquidity. Conditional capital allows the Board of Management to issue new shares for specified purposes, including employee stock option plans, mergers, and the issuance of shares upon conversion of option bonds and convertible bonds. Capital increases require an amendment of the Articles of Association approved by 75% of the issued shares present at the shareholders' meeting at which the increase is proposed. The Board of Management must also obtain the approval of the Supervisory Board before issuing new shares. DaimlerChrysler AG's Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

    - REDEMPTION. The share capital may also be reduced by an amendment of the Articles of Association approved by 75% of the issued shares present at the shareholders' meeting.

    - PREEMPTIVE RIGHTS. DaimlerChrysler AG's Articles of Association provide that the preemptive right of shareholders to subscribe (BEZUGSRECHT) for any issue of additional shares, debt instruments convertible into shares or participating debt instruments in proportion to their share holdings in the existing capital may be excluded under certain circumstances.

    - LIQUIDATION. If DaimlerChrysler AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

    - NO LIMITATION ON FOREIGN OWNERSHIP. There are no limitations under German law or in DaimlerChrysler AG's Articles of Association on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares.

Dividends

    Dividends in respect of ordinary shares are declared once a year at the annual general meeting of shareholders. The Supervisory Board and the Board of Management ratify the financial statements for each fiscal year and recommend the disposition of all unappropriated profits for approval by shareholders at the meeting, including the amount of net profits to be distributed as a dividend. Shareholders registered in the share register on the date of the meeting are entitled to receive the dividend. Dividends are paid to shareholders in proportion to their percentage ownership of the outstanding capital stock.

    The Articles of Association authorize the Board of Management, with the approval of the Supervisory Board, to make an interim payment to shareholders with respect to the unappropriated profit of the prior financial year, if a preliminary closing of the financial statements for that year shows a profit. The interim payment may not exceed 50% of the amount of the foreseeable unappropriated profit, after deducting any amounts required to be added to the disclosed reserves. Furthermore, the interim payment may not exceed 50% of the previous fiscal year's unappropriated profit.

    The Articles of Association permit the Board of Management, with the approval of the Supervisory Board, to issue new shares from capital previously approved by the shareholders at any time during the year, and to provide that such new shares are entitled to the entire per ordinary share annual dividend for the year in which they are issued.

Voting Rights

    Each ordinary share represents one vote. Cumulative voting is not permitted under German law. DaimlerChrysler AG's Articles of Association provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law. German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

    - changing the objects and purposes provision in the articles of association,

    - capital increases and capital decreases,

    - excluding preemptive rights of shareholders to subscribe for new shares,

    - dissolution,

    - a merger into, or a consolidation with, another stock corporation,

    - a transfer of all or virtually all of the assets, and

    - a change of corporate form.

Shareholder Meetings

    The Board of Management, the Supervisory Board, or shareholders owning in the aggregate at least 5% of the issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. Among other things, the annual general meeting is asked to ratify the actions of the Board of Management and the Supervisory Board during the prior year, approve the disposition of unappropriated profit, and the appointment of an independent auditor. Shareholder representatives to the Supervisory Board are elected at the annual general meeting for terms of approximately five years.

    In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and must also have notified DaimlerChrysler AG no later than on the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders in North America may vote their shares by proxy by signing and returning the proxy card mailed to them in advance of the meeting. A notice of the meeting, an agenda describing the items to be voted on at the meeting, and a short form annual report accompany the proxy card. As a foreign private issuer, DaimlerChrysler is not required to file a proxy statement under U.S. securities law. The proxy voting process for DaimlerChrysler's shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

    Amendments to the Articles of Association may be proposed either by the Supervisory Board and the Board of Management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or at least 200,000 shares (assuming a stated value of DM 5 ([EURO]2.56) per share).

Change in Control

    There are no provisions in the Articles that would have an effect of delaying, deferring or preventing a change in control of DaimlerChrysler and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. German law does not specifically regulate business combinations with interested stockholders. However, general principles of German law may restrict business combinations under certain circumstances.

Disclosure of Share Holdings

    DaimlerChrysler's Articles of Association do not require shareholders to disclose their share holdings. The Securities Trading Act (WERTPAPIERHANDELSGESETZ), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation's outstanding voting rights.

Currency Conversion -- Dividends

    Under the transfer agent agreement in place with the U.S. transfer agent, shareholders registered in the share register with addresses in the United States may elect to receive dividends in either euros or U.S. dollars. Unless instructed otherwise, the U.S. transfer agent will convert all cash dividends and other cash distributions it receives in respect of ordinary shares into dollars before payment to the shareholder. The amount distributed will be reduced by any amounts required to be withheld by DaimlerChrysler AG or the U.S. transfer agent on account of taxes or other governmental charges. If the U.S. transfer agent determines, following consultation with DaimlerChrysler AG, that in its judgment any foreign currency received by it cannot be so converted and distributed, the U.S. transfer agent may distribute the foreign currency (or an appropriate document evidencing the right to receive such currency) received by it or in its discretion hold such foreign currency for the account of the shareholder entitled to receive the same.

Other

    Claims against members of the Supervisory Board or Board of Management may be asserted on behalf of DaimlerChrysler AG if the shareholders' meeting so resolves by simple majority or upon request of shareholders holding in the aggregate at least 10% of the issued shares. The shareholders' meeting or a court of competent jurisdiction, upon request by shareholders holding in the aggregate at least 10% (under special circumstances 5%) of the issued shares or at least 400,000 shares (under special circumstances 200,000 shares, in each case, assuming a stated value of DM 5 ([EURO]2.56) per share) must then appoint a special representative to pursue such a claim.

                               MATERIAL CONTRACTS

    On October 14, 1999, DaimlerChrysler agreed to combine the business of DaimlerChrysler Aerospace AG with the French aerospace company Aerospatiale Matra S.A. in a new company called European Aeronautic Defence and Space Company
(EADS). Aerospatiale Matra S.A. is owned by the French government, Lagardere SCA, a French limited partnership, and the public. On December 2, 1999, Sociedad Estatal de Participaciones Industriales (SEPI), a Spanish state holding company, also agreed to combine its aerospace business, Construcciones Aeronauticas S.A.
(CASA), with EADS.

    EADS, incorporated under the laws of the Netherlands, will be the largest aerospace company in Europe, based on 1998 estimated pro forma sales of approximately [EURO]21 billion and a workforce of approximately 96,000 employees. It will own 80% of Airbus Industrie. DaimlerChrysler will retain its aircraft engine subsidiary, MTU Muenchen, and [EURO]3.1 billion of cash.

    The parties will form a limited liability company, also under the laws of the Netherlands, which will hold legal title to most of the shares of EADS. The voting right to these shares will be held by this company on behalf of a Dutch law contractual partnership. DaimlerChrysler will own 45.75% of the partnership, the French partners will own 45.75%, and Sociedad Estatal de Participaciones Industriales will own 8.50%. Upon completion of a planned public stock offering in 2000, the partnership will own 65.57% of EADS, and 34.43% will be publicly held.

    The terms of the agreements include a put option that allows DaimlerChrysler to sell its partnership interest in EADS to all or some of the French partners. The put option may be exercised immediately for specified reasons such as partnership deadlock on certain matters and, after three years, during certain periods conditioned upon certain distribution of the shareholding of EADS. The price is based on the average closing mid-market price in euros of EADS shares on the Frankfurt and Paris stock exchanges during the 30 trading days prior to exercise of the put option.

    These agreements, and the transactions contemplated thereby, are subject to various conditions, including regulatory approval in Europe and the United States.

                               EXCHANGE CONTROLS

    The euro and the mark are fully convertible currencies. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (DEUTSCHE BUNDESBANK) any payment received from or made to an individual or a corporation resident outside of Germany (a "Non-resident") if the payment exceeds DM 5,000 ([EURO]2,556) (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million (approximately [EURO]1.5 million) (or the equivalent in a foreign currency) at the end of any one month.

                                    TAXATION

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

For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of DaimlerChrysler ordinary shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold DaimlerChrysler ordinary shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds DaimlerChrysler ordinary shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.

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

    Dividends paid in euros to a Qualified Holder of DaimlerChrysler ordinary shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in euros are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

    A German government-appointed commission recently proposed the repeal, effective January 1, 2001, of the German imputation system that provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations. If the proposed repeal of the German imputation system were enacted, Qualified Holders would thereafter not be entitled to the additional 5% treaty refund. DaimlerChrysler AG cannot predict whether this proposal will be enacted into law in Germany.

    A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. Effective January 1, 1998, the rate of this surtax was reduced from 7.5% to 5.5%. Based on the new rate, the surtax amounts to 1.375% (5.5% X 25%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

    Under Section 904(g) of the United States Internal Revenue Code of 1986, as amended (the "Code"), dividends paid by a foreign corporation that is treated as more than 50% owned by United States persons may be treated as United States source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns United States source income. Such treatment may adversely affect Qualified Holders' ability to use foreign tax credits. It is possible that DaimlerChrysler AG may be treated as more than 50% owned by United States persons for purposes of Section 904(g) of the Code.

Refund Procedures

    To claim the refund reflecting the reduction of the German withholding tax from 25% to 15%, the additional 5% treaty refund and the refund of the 5.5% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for DaimlerChrysler ordinary shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225,
Attention: Taxpayer Service Division, Room 900.

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

    The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold DaimlerChrysler ordinary shares of record and will perform administrative functions necessary to claim the refund reflecting the reduction in German withholding tax from 25% to 15% (to 5% for 10% Holders), the additional 5% treaty refund and the refund of the 5.5% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.

    Under the current procedure, the U.S. transfer agent will prepare the German claim for refund forms on behalf of such Qualified Holders and file them with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to these Qualified Holders, and the holders will be requested to sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. Qualified Holders must also submit to the U.S. transfer agent certification (IRS Form 6166) of their last filed United States federal income tax return. The U.S. transfer agent will attach the signed statement, the IRS Form 6166 and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.

    A simplified refund procedure for Qualified Holders whose DaimlerChrysler ordinary shares are registered with brokers participating in the Depository Trust Company is in effect between the Depository Trust Company and the German tax authorities. Under this simplified refund procedure, the Depository Trust Company provides the German tax authorities with electronic certification of the U.S. taxpayer status of such Qualified Holders based on information it receives from its broker participants, and claims a refund on behalf of those Qualified Holders. Accordingly, these Qualified Holders do not need to file refund claim forms through the U.S. transfer agent.

    If approved by the German tax authorities, a similar simplified refund procedure may also be implemented by the U.S. transfer agent in the future for Qualified Holders who hold DaimlerChrysler ordinary shares of record. Under such a simplified refund procedure, following each dividend payment, the U.S. transfer agent would file a claim for refund automatically on behalf of all such Qualified Holders who have instructed the U.S. transfer agent in writing to file on their behalf.

    The German tax authorities will issue refunds denominated in marks. The refunds will be issued in the name of the U.S. transfer agent or the Depository Trust Company, as the case may be, which will convert the refunds to dollars and make corresponding refund payments to Qualified Holders and to brokers. The brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding DaimlerChrysler ordinary shares registered with such brokers. Qualified Holders of DaimlerChrysler ordinary shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

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

                              DOCUMENTS ON DISPLAY

    DaimlerChrysler is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, DaimlerChrysler files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. DaimlerChrysler's annual reports and some of the other information submitted by DaimlerChrysler to the Commission may be accessed through this web site. In addition, material filed by DaimlerChrysler can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

    The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices which may adversely affect its operating results and financial condition. The Group seeks to minimize these risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Group does not use financial instruments for trading or other speculative purposes.

                               EXCHANGE RATE RISK

Transaction Risk and Currency Risk Management

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the dollar and other major world currencies. The Group's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Mercedes-Benz Passenger Cars & smart division and the Aerospace segment. In the Mercedes-Benz Passenger Cars & smart division, revenues are denominated in the currencies of the countries in which cars are sold but manufacturing costs are denominated primarily in euros. Similarly, Aerospace revenues resulting from the sale of aircraft and other aerospace related products are principally denominated in dollars due to the requirements of the marketplace but the products are manufactured almost exclusively in Germany. An additional risk element associated with the operations of the Aerospace division is that the sale contracts for its products, especially aircraft, are generally made well in advance of the production and delivery of the products. The Commercial Vehicles division is also subject to transaction risk, although -- because of its global production network -- to a lesser degree. Since the Chrysler Group segment generates the vast majority of its revenues and costs in dollars, the transaction risk of this segment is relatively low.

    Cash inflows and outflows of a division are netted if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to transaction risk. The currency exposure of DaimlerChrysler is reduced through the natural hedging potential arising from offsets in the euro exposure of the Chrysler Group division with the dollar exposure of the Mercedes-Benz Passenger Cars & smart and Aerospace divisions. In order to provide an additional natural hedge against the remaining transaction risk exposure, DaimlerChrysler attempts to increase cash outflows in the same currencies in which it has a net excess inflow, where possible and appropriate. This is mainly achieved through increased procurement in foreign currencies and by increasing production in those countries which are primary markets for the Group's products.

    In order to mitigate further the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle businesses and one for Aerospace, is comprised of members of senior management from each of the respective businesses as well as from the Finance Department of DaimlerChrysler. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by the Corporate Treasury. DaimlerChrysler's Board of Management is regularly informed of the decisions of the Currency Committee as well as the actions of Corporate Treasury. Corporate Treasury is responsible for assessing, consolidating and managing foreign currency exposures through transactions with international financial institutions. In addition to the currency exposure inherent in the Group's operational business, exchange rate fluctuations can also affect the conversion into euros of profits of subsidiaries located outside the euro zone. This risk is also managed by Corporate Treasury.

    The principal derivative financial instruments used by the Group to cover foreign currency exposures are forward foreign exchange contracts and currency options. The maturity dates of forward contracts are established according to the anticipated cash flows of the Group. The policy of the Group is to use a mixture of these instruments depending upon the Group's view of market conditions which is based on fundamental and technical analyses. At
December 31, 1999, the Group had entered into forward foreign exchange contracts and currency options with a nominal value of [EURO]29.0 billion compared to [EURO]28.2 billion in 1998. The currencies in which the Group's derivative financial instruments are denominated are in parallel with the currencies in which it is subject to transaction risk. See Note 29 to the Consolidated Financial Statements.

    The Group is designating certain derivative financial instruments as hedges of foreign currency denominated assets, liabilities and firm commitments. To the extent a derivative financial instrument is designated as hedging a committed foreign currency transaction, unrealized gains and losses are deferred and recognized concurrently with the effect of the underlying business transaction. To the extent applicable accounting requirements do not permit hedge accounting, the Group marks the derivative financial instruments to market which results in unrealized gains and losses on financial instruments being recognized at each reporting date. DaimlerChrysler plans to adopt SFAS 133 effective January 1, 2000. The new Standard will permit the Group to apply hedge accounting for certain foreign currency derivative contracts on qualifying forecasted transactions. Under the Group's current accounting policies such contracts are marked to market with unrealized gains and losses impacting current earnings. Accordingly, application of the new Standard in accounting for such foreign currency derivative contracts may result in lower current period earnings volatility relating to the Group's foreign currency risk management in periods of significant changes in exchange rates. See "New Accounting Pronouncement" in "Item 5. Operating and Financial Review and Prospects."

    During 1999 the Group's aggregate direct transaction risk was approximately [EURO]13.0 billion which consisted primarily of dollars ([EURO]7.7 billion), British Pounds ([EURO]2.7 billion) and Japanese Yen ([EURO]1.5 billion). Following the introduction of the euro on January 1, 1999, the Group is no longer exposed to transaction risk in currencies of the euro zone. The 1998 transaction risk arising from these currencies was [EURO]4.4 billion. Excluding the effect of these currencies on DaimlerChrysler's currency exposure in 1998, the Group's net transaction risk increased by 13% compared to 1998 as a result of significantly higher revenues in 1999. During 1999, the dollar, the British Pound and the Japanese Yen appreciated considerably against the euro. DaimlerChrysler was able to benefit from this exchange rate development. However, the smoothing effect of hedging activities undertaken in prior years diluted these benefits to some extent.

    The effective exchange rates for the major world currencies achieved for the Group through hedging transactions in contrast to the pure unhedged market average rates for these currencies in 1999 and 1998, respectively, were as follows:

                                              1999                                               1998(1)
Currency                -------------------------------------------------   -------------------------------------------------
--------                                   %         Market         %                          %         Market         %
                        Effective(2)   Change(3)   Average(4)   Change(3)   Effective(2)   Change(3)   Average(4)   Change(3)
                        ------------   ---------   ----------   ---------   ------------   ---------   ----------   ---------
                                                             (currency units per [EURO])
U.S. Dollar...........      1.14          (1.7)       1.07         (3.6)        1.16          (2.5)       1.11        (1.8)
British Pound.........      0.68          (5.6)       0.66         (1.5)        0.72         (10.0)       0.67        (2.9)
Japanese Yen..........       134          16.5         121        (16.6)         115          (5.7)        145         6.6

------------------------

(1) The 1998 exchange rates were originally quoted in marks and have been converted from marks into euros at the Official Fixed Conversion Rate.

(2) The effective rates shown represent the average of all hedging transactions for each specific currency which matured during the year shown including all hedging effects such as swap prices and the net premium revenue and expense resulting from option transactions.

(3) The percentage change shown is in comparison to the figure shown in the comparable column in the prior year, except that percentage changes for 1998 are as compared to the 1997 figures which are not shown.

(4) Due to the introduction of the euro, the 1999 market average exchange rates for the foreign currencies shown are based on the reference rates published by the European Central Bank. Market average exchange rates for 1998 are calculated based on the official rates fixed at the Frankfurt Currency Exchange (FRANKFURTER DEVISENBOERSE).

Exchange Rate Sensitivity

    Because the Group enters into foreign exchange transactions for a significant portion of its contracted and forecasted foreign exchange exposures, a significant increase or decrease in the exchange rate of the euro relative to other major world currencies should not, in the short term, materially affect the Group's cash flows. Over time, however, to the extent that such exchange rate movements cannot be reflected in the pricing of the Group's products in local currency they could materially affect the Group's cash flows. In general, appreciation of the euro in relation to another currency has an adverse effect on the Group's reported revenues and results, and depreciation of the euro has a positive effect. The tables below provide information about the effect on the Group's pre-tax cash flow of a 10% appreciation of the euro against foreign currencies. The figures shown in the tables were calculated as of December 31, 1999.

                                                       U.S.     Canadian   British    Japanese
2000                                                  Dollar     Dollar     Pound       Yen      Other(1)    Total
----                                                 --------   --------   --------   --------   --------   --------
                                                                     ([EURO] equivalent in billions)
ESTIMATES OF:
Gross Amount of Foreign Currency Exposure..........    14.2        6.9        3.2        2.1        2.1        28.5
Gross Amount of Foreign Currency Netting...........    (6.8)      (7.4)      (0.3)      (0.6)      (0.3)      (15.4)
Net Transaction Exposure in Foreign Currency.......     7.4       (0.5)       2.9        1.5        1.8        13.1
Loss from a 10% Appreciation of the Euro After
  Hedging Activities(2, 3)
    Status as of December 31, 1998.................    0.24         --       0.13       0.06       0.16        0.59
    Status as of December 31, 1999.................    0.12         --       0.05       0.02       0.07        0.26

                                                       U.S.     Canadian   British    Japanese
2001                                                  Dollar     Dollar     Pound       Yen      Other(1)    Total
----                                                 --------   --------   --------   --------   --------   --------
                                                                     ([EURO] equivalent in billions)
ESTIMATES OF:
Gross Amount of Foreign Currency Exposure..........    14.8        7.1        3.7        2.0        3.1        30.7
Gross Amount of Foreign Currency Netting...........    (7.7)      (7.1)      (0.3)      (0.2)      (1.2)      (16.5)
Net Transaction Exposure in Foreign Currency.......     7.1         --        3.4        1.8        1.9        14.2
Loss from a 10% Appreciation of the Euro After
  Hedging Activities(2, 3)
    Status as of December 31, 1999.................    0.30         --       0.19       0.04       0.14        0.67

------------------------------

(1) Following the introduction of the euro on January 1, 1999, the Group's exposure to transaction risk in respect of currencies of participating European Union member states has been eliminated. As a consequence, this category no longer includes net exposure of the Group in those currencies. In 1998 the Group's net exposure in those currencies was approximately [EURO]4.4 billion.

(2) Sensitivity is calculated based on net transaction exposure after consideration of the Group's derivative financial instruments entered into to offset such foreign currency exposure.

(3) Anticipated losses from a more than 10% appreciation of the euro against those currencies would increase proportionately.
                         ------------------------------

    The relatively lower sensitivity shown for 2000 is explained by the Group's policy to hedge relatively larger portions of short-term anticipated revenues. As a general rule, the longer expected revenues extend into the future, the larger is the unhedged portion of such revenues.

Effects of Currency Translation

    Many subsidiaries of DaimlerChrysler are located outside the euro zone. Since the Group's financial reporting currency is the euro, the income statements of these subsidiaries are translated into euros for inclusion of the results of these subsidiaries in the DaimlerChrysler consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euros of both revenues and operating income denominated in that currency. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not affect the Group's local currency cash flows. See Notes 16, 17 and 23 to the Consolidated Financial Statements.

    DaimlerChrysler has significant assets, liabilities and operations outside the euro zone which are denominated in local currencies, most importantly DaimlerChrysler Corporation and DaimlerChrysler's financial services companies. Although the long-term currency risk inherent in these investments is subject to continuing assessment and evaluation, foreign exchange transactions addressing this type of risk are generally undertaken only in circumstances in which the Group is considering withdrawal from a specific venture and the repatriation of the funds generated by such withdrawal. However, effects from currency fluctuations on the translation of net asset amounts into euros will be reflected in the Group's equity position.

                    INTEREST RATE RISK AND EQUITY PRICE RISK

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities are related to the growing lease and sales financing business. Derivative financial instruments including swaps, swaptions, forward rate agreements, futures, caps and floors are used to manage the risks arising from changes in interest rates. As part of its asset allocation policy, the Group also holds a portfolio of equity securities.

    The Group monitors and manages the risks associated with its financial instruments through risk management and controlling functions which have a reporting line independent from Corporate Treasury.

    In order to quantify the interest rate risk and the equity price risk of the Group on a continuous basis, DaimlerChrysler employs value-at-risk analyses as recommended by the Bank for International Settlements. Value-at-risk figures indicate maximum potential losses that are not exceeded under normal market conditions. The value-at-risk calculations employed by DaimlerChrysler are based on the variance-covariance-approach and assume a 99% confidence level and a holding period of five days. Estimates of volatilities and correlations are primarily drawn from the RiskMetrics-TM- datasets regularly published by J.P. Morgan and supplemented by additional interest rate and equity price information.

    In 1999, the fair value risk to DaimlerChrysler's portfolio of interest rate sensitive financial instruments was on average [EURO]71 million with a high of [EURO]94 million and a low of [EURO]42 million. Interest rate risk at year-end 1999 was [EURO]81 million compared to [EURO]42 million at year-end 1998. This increase was primarily due to the expansion of the Group's lease and sales financing business, partially offset by the effect of transferring interest rate sensitive securities to the newly founded DaimlerChrysler Pension Trust. DaimlerChrysler changed the presentation of interest rate risk from last year's tabular format to value-at-risk in order to match external disclosure with internal reporting and risk management methods.

    The fair value risk to the portfolio of equity securities was on average [EURO]148 million with a high of [EURO]201 million and a low of [EURO]105 million. Comparing year-end 1999 with year-end 1998, equity price risk decreased from [EURO]171 million to [EURO]105 million. This decrease resulted mainly from the transfer of equity securities to the DaimlerChrysler Pension Trust.

    Due to risk-reducing correlation effects between the portfolio of interest rate sensitive financial instruments and the portfolio of equity securities, the aggregate value-at-risk is less than the sum of the individual values-at-risk. In 1999, the aggregate value-at-risk for both portfolios was [EURO]127 million at year-end (1998: [EURO]166 million) and [EURO]168 million on average.

Item 12. Description of Securities Other than Equity Securities.

    Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

    None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

    None.

Item 15. [Reserved].

Item 16. [Reserved].

                                    PART III

Item 17. Financial Statements.

    Not applicable.

Item 18. Financial Statements.

    See pages F-i, F-1 through F-54 and page S-1, incorporated herein by reference.

Item 19. Exhibits.

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

4.1 Business Combination Agreement, dated October 14, 1999, relating to the combination of the businesses of DaimlerChrysler Aerospace AG and Aerospatiale Matra S.A. to form European Aeronautic Defence and Space Company (EADS), and Business Combination Agreement, dated December 2, 1999, relating to the integration of the business of Construcciones Aeronauticas S.A. (CASA) into EADS.

8.1 Significant subsidiaries as of the end of the year covered by this report:
    See "Significant Subsidiaries" in "Item 4. Information on the Company."

10.1 Independent Auditors' Report on Schedule and Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

10.2 Independent Auditors' Consent of Deloitte & Touche LLP.

10.3 Independent Auditors' Report of Deloitte & Touche LLP on the consolidated financial statements of DaimlerChrysler Corporation.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2000

                                                       DAIMLERCHRYSLER AG

                                                       By:  /s/ ROBERT J. EATON
                                                            ------------------------------------------
                                                            Robert J. Eaton
                                                            Chairman of the Board of Management

                                                       By:  /s/ JUERGEN E. SCHREMPP
                                                            ------------------------------------------
                                                            Juergen E. Schrempp
                                                            Chairman of the Board of Management

                                                       By:  /s/ DR. MANFRED GENTZ
                                                            ------------------------------------------
                                                            Dr. Manfred Gentz
                                                            Member of the Board of Management
                                                            Finance & Controlling

                               DAIMLERCHRYSLER AG

                   Index to Consolidated Financial Statements

                                                                Page
                                                              --------
Independent Auditors' Report................................     F-1

Consolidated Financial Statements:

    Consolidated Statements of Income for the years ended
     December 31, 1999, 1998 and 1997.......................     F-2

    Consolidated Balance Sheets at December 31, 1999 and
     1998...................................................     F-4

    Consolidated Statements of Changes in Stockholders'
     Equity for the years ended December 31, 1999, 1998 and
     1997...................................................     F-5

    Consolidated Statements of Cash Flows for the years
     ended December 31, 1999, 1998 and 1997.................     F-6

    Consolidated Fixed Assets Schedule for the year ended
     December 31, 1999......................................     F-8

    Notes to the Consolidated Financial Statements..........    F-10

Financial Statement Schedule:

    Allowance for Doubtful Accounts.........................     S-1

                          Independent Auditors' Report

    We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of DaimlerChrysler Corporation or certain of its consolidated subsidiaries ("DaimlerChrysler Corporation"), which statements reflect total assets constituting 29 percent and 43 percent at December 31, 1999 and 1998, and total revenues constituting 43 percent, 45 percent and 46 percent for the years ended December 31, 1999, 1998 and 1997, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DaimlerChrysler Corporation, is based solely on the report of the other auditors.

    We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    In 1998 and 1997, DaimlerChrysler accounted for a material joint venture in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Committee. In our opinion, United States generally accepted accounting principles required that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to DaimlerChrysler's use of the proportionate method of consolidation as supplemented by the disclosures in Note 3.

    In our opinion, based on our audits and the report of the other auditors, except for the use of the proportionate method of accounting in 1998 and 1997, as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with United States generally accepted accounting principles.

                                          KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AG

Stuttgart
February 14, 2000

                               DAIMLERCHRYSLER AG

                       Consolidated Statements of Income

                    (in millions, except per share amounts)

                                                                 Consolidated
                                      ------------------------------------------------------------------
                                                           Year ended December 31,
                                      ------------------------------------------------------------------
                                           1999
                               Note      (Note 1)           1999             1998             1997
--------------------------------------------------------------------------------------------------------
Revenues                         30   $      151,035    [EURO]149,985    [EURO]131,782    [EURO]117,572
--------------------------------------------------------------------------------------------------------
Cost of sales                     5         (119,046)        (118,219)        (103,666)         (92,879)
--------------------------------------------------------------------------------------------------------
Gross margin                                  31,989           31,766           28,116           24,693
--------------------------------------------------------------------------------------------------------
Selling, administrative and
  other expenses                  5          (17,655)         (17,532)         (16,229)         (15,621)
--------------------------------------------------------------------------------------------------------
Research and development                      (5,777)          (5,737)          (4,971)          (4,408)
--------------------------------------------------------------------------------------------------------
Other income                      6              832              827            1,099              848
--------------------------------------------------------------------------------------------------------
Merger costs                      1               --               --             (685)              --
--------------------------------------------------------------------------------------------------------
Income before financial
  income,
  income taxes and
  extraordinary items                          9,389            9,324            7,330            5,512
--------------------------------------------------------------------------------------------------------
Financial income, net             7              335              333              763              633
--------------------------------------------------------------------------------------------------------
Income before income taxes and
  extraordinary items                          9,724            9,657            8,093            6,145
--------------------------------------------------------------------------------------------------------
  Effects of changes in 1999
  German tax law                                (818)            (812)              --               --
--------------------------------------------------------------------------------------------------------
  Tax benefit relating to a
  special distribution                            --               --               --            1,487(1)
--------------------------------------------------------------------------------------------------------
  Income taxes                                (3,747)          (3,721)          (3,014)            (970)(2)
--------------------------------------------------------------------------------------------------------
Total income taxes                8           (4,565)          (4,533)          (3,014)             517
--------------------------------------------------------------------------------------------------------
Minority interests                               (18)             (18)            (130)            (115)
--------------------------------------------------------------------------------------------------------
Income before extraordinary
  items                                        5,141            5,106            4,949            6,547
--------------------------------------------------------------------------------------------------------
Extraordinary items:              9
--------------------------------------------------------------------------------------------------------
  Gains on disposals of a
  business, net of taxes                         664              659               --               --
--------------------------------------------------------------------------------------------------------
  Losses on early
  extinguishment of debt, net
  of taxes                                       (20)             (19)            (129)              --
--------------------------------------------------------------------------------------------------------
Net income                                     5,785            5,746            4,820            6,547(3)
--------------------------------------------------------------------------------------------------------
Earnings per share               31
--------------------------------------------------------------------------------------------------------
  Basic earnings per share
--------------------------------------------------------------------------------------------------------
    Income before
    extraordinary items                         5.13             5.09             5.16             6.90(3)
--------------------------------------------------------------------------------------------------------
    Extraordinary items                         0.64             0.64            (0.13)              --
--------------------------------------------------------------------------------------------------------
    Net income                                  5.77             5.73             5.03             6.90(3)
--------------------------------------------------------------------------------------------------------
  Diluted earnings per share
--------------------------------------------------------------------------------------------------------
    Income before
    extraordinary items                         5.10             5.06             5.04             6.78(3)
--------------------------------------------------------------------------------------------------------
    Extraordinary items                         0.63             0.63            (0.13)              --
--------------------------------------------------------------------------------------------------------
    Net income                                  5.73             5.69             4.91             6.78(3)
--------------------------------------------------------------------------------------------------------

(1) Reflects the tax benefit relating to a special distribution (see Note 20).

(2) Includes non-recurring tax benefits of [EURO]1,003 relating to the decrease in the deferred tax asset valuation allowance as of December 31, 1997, applied to the domestic operations that file a combined tax return.

(3) Excluding non-recurring tax benefits, 1997 net income would have been [EURO]4,057 and basic and diluted earnings per share would have been [EURO]4.28 and [EURO]4.21, respectively.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
  ALL 1998 AND 1997 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS
                   USING THE OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

                    (in millions, except per share amounts)

              Industrial Business                           Financial Services
-----------------------------------------------  -----------------------------------------
            Year ended December 31,                       Year ended December 31,
-----------------------------------------------  -----------------------------------------
     1999             1998            1997          1999          1998          1997
-----------------------------------------------  -----------------------------------------   ------------------------------
 [EURO]139,929    [EURO]124,010   [EURO]111,166  [EURO]10,056  [EURO]7,772    [EURO]6,406    Revenues
-----------------------------------------------  -----------------------------------------   ------------------------------
      (109,805)         (97,492)       (87,812)       (8,414)      (6,174)         (5,067)   Cost of sales
-----------------------------------------------  -----------------------------------------   ------------------------------
        30,124           26,518         23,354         1,642        1,598           1,339    Gross margin
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                             Selling, administrative and
       (16,532)         (15,351)       (14,913)       (1,000)        (878)           (708)     other expenses
-----------------------------------------------  -----------------------------------------   ------------------------------
        (5,737)          (4,971)        (4,408)           --           --              --    Research and development
-----------------------------------------------  -----------------------------------------   ------------------------------
           691              993            769           136          106              79    Other income
-----------------------------------------------  -----------------------------------------   ------------------------------
            --             (685)            --            --           --              --    Merger costs
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                             Income before financial
                                                                                               income,
                                                                                               income taxes and
         8,546            6,504          4,802           778          826             710      extraordinary items
-----------------------------------------------  -----------------------------------------   ------------------------------
           327              740            618             6           23              15    Financial income, net
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                             Income before income taxes and
         8,873            7,244          5,420           784          849             725      extraordinary items
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Effects of changes in 1999
                                                                                                 German tax law
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Tax benefit relating to a
                                                                                                 special distribution
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Income taxes
-----------------------------------------------  -----------------------------------------   ------------------------------
        (4,340)          (2,732)           784          (193)        (282)           (267)   Total income taxes
-----------------------------------------------  -----------------------------------------   ------------------------------
           (16)            (128)          (114)           (2)          (2)             (1)   Minority interests
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                             Income before extraordinary
         4,517            4,384          6,090           589          565             457      items
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                             Extraordinary items:
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Gains on disposals of a
           659               --             --            --           --              --        business, net of taxes
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Losses on early
                                                                                                 extinguishment of debt,
           (19)            (129)            --            --           --              --        net of taxes
-----------------------------------------------  -----------------------------------------   ------------------------------
         5,157            4,255          6,090           589          565             457    Net income
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                             Earnings per share
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Basic earnings per share
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                                 Income before
            --               --             --            --           --              --          extraordinary items
-----------------------------------------------  -----------------------------------------   ------------------------------
            --               --             --            --           --              --        Extraordinary items
-----------------------------------------------  -----------------------------------------   ------------------------------
            --               --             --            --           --              --        Net income
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                               Diluted earnings per share
-----------------------------------------------  -----------------------------------------   ------------------------------
                                                                                                 Income before
            --               --             --            --           --              --          extraordinary items
-----------------------------------------------  -----------------------------------------   ------------------------------
            --               --             --            --           --              --        Extraordinary items
-----------------------------------------------  -----------------------------------------   ------------------------------
            --               --             --            --           --              --        Net income
-----------------------------------------------  -----------------------------------------   ------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
  ALL 1998 AND 1997 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS
                   USING THE OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG
                          Consolidated Balance Sheets
                                 (in millions)

                                                Consolidated               Industrial Business           Financial Services
                                     ---------------------------------- ------------------------- -------------------------
                                              At December 31,                At December 31,           At December 31,
                                     ---------------------------------- ------------------------- -------------------------
                                       1999
                             Note    (Note 1)         1999         1998         1999         1998         1999         1998
----------------------------------------------------------------------- ------------------------- -------------------------
Assets
----------------------------------------------------------------------- ------------------------- -------------------------
Intangible assets               10   $  2,843 [EURO]2,823  [EURO]2,561  [EURO]2,632  [EURO]2,457     [EURO]191    [EURO]104
----------------------------------------------------------------------- ------------------------- -------------------------
Property, plant and
  equipment, net                10     36,689       36,434       29,532       36,338       29,479           96           53
----------------------------------------------------------------------- ------------------------- -------------------------
Investments and long-term
  financial assets              16      3,969        3,942        2,851        3,079        2,149          863          702
----------------------------------------------------------------------- ------------------------- -------------------------
Equipment on operating
  leases, net                   11     27,440       27,249       14,662        3,433        2,886       23,816       11,776
----------------------------------------------------------------------- ------------------------- -------------------------
Fixed assets                           70,941       70,448       49,606       45,482       36,971       24,966       12,635
----------------------------------------------------------------------- ------------------------- -------------------------
Inventories                     12     15,090       14,985       11,796       14,036       11,142          949          654
----------------------------------------------------------------------- ------------------------- -------------------------
Trade receivables               13      8,902        8,840        7,605        8,522        6,958          318          647
----------------------------------------------------------------------- ------------------------- -------------------------
Receivables from
  financial services            14     39,006       38,735       26,468           38            8       38,697       26,460
----------------------------------------------------------------------- ------------------------- -------------------------
Other receivables               15     12,658       12,571       10,775        5,408        4,847        7,163        5,928
----------------------------------------------------------------------- ------------------------- -------------------------
Securities                      16      9,032        8,969       12,160        8,250       11,563          719          597
----------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents       17      9,163        9,099        6,589        8,197        5,968          902          621
----------------------------------------------------------------------- ------------------------- -------------------------
Non-fixed assets                       93,851       93,199       75,393       44,451       40,486       48,748       34,907
----------------------------------------------------------------------- ------------------------- -------------------------
Deferred taxes                   8      3,832        3,806        5,016        3,710        4,999           96           17
----------------------------------------------------------------------- ------------------------- -------------------------
Prepaid expenses                19      7,265        7,214        6,134        7,076        6,008          138          126
----------------------------------------------------------------------- ------------------------- -------------------------
Total assets (thereof
  short-term 1999:
  [EURO]70,111; 1998:
  [EURO]57,953)                       175,889      174,667      136,149      100,719       88,464       73,948       47,685
----------------------------------------------------------------------- ------------------------- -------------------------

Liabilities and
  stockholders' equity
----------------------------------------------------------------------- ------------------------- -------------------------
Capital stock                        $  2,583 [EURO]2,565  [EURO]2,561
----------------------------------------------------------------------- ------------------------- -------------------------
Additional paid-in
  capital                               7,380        7,329        7,274
----------------------------------------------------------------------- ------------------------- -------------------------
Retained earnings                      24,093       23,925       20,533
----------------------------------------------------------------------- ------------------------- -------------------------
Accumulated other
  comprehensive income                  2,257        2,241           (1)
----------------------------------------------------------------------- ------------------------- -------------------------
Treasury stock                             --           --           --
----------------------------------------------------------------------- ------------------------- -------------------------
Stockholders' equity            20     36,313       36,060       30,367 [EURO]30,318 [EURO]25,905 [EURO]5,742  [EURO]4,462
----------------------------------------------------------------------- ------------------------- -------------------------
Minority interests                        654          650          691          637          674           13           17
----------------------------------------------------------------------- ------------------------- -------------------------
Accrued liabilities             22     37,958       37,695       34,629       37,155       34,224          540          405
----------------------------------------------------------------------- ------------------------- -------------------------
Financial liabilities           23     64,940       64,488       40,430        4,400        3,631       60,088       36,799
----------------------------------------------------------------------- ------------------------- -------------------------
Trade liabilities               24     15,896       15,786       12,848       15,484       12,608          302          240
----------------------------------------------------------------------- ------------------------- -------------------------
Other liabilities               25     10,358       10,286        9,249        7,655        6,919        2,631        2,330
----------------------------------------------------------------------- ------------------------- -------------------------
Liabilities                            91,194       90,560       62,527       27,539       23,158       63,021       39,369
----------------------------------------------------------------------- ------------------------- -------------------------
Deferred taxes                   8      5,228        5,192        4,165        1,227        1,504        3,965        2,661
----------------------------------------------------------------------- ------------------------- -------------------------
Deferred income                 26      4,542        4,510        3,770        3,843        2,999          667          771
----------------------------------------------------------------------- ------------------------- -------------------------
Total liabilities
  (thereof short-term
  1999: [EURO]83,171;
  1998: [EURO]58,181)                 139,576      138,607      105,782       70,401       62,559       68,206       43,223
----------------------------------------------------------------------- ------------------------- -------------------------
Total liabilities and
  stockholders' equity                175,889      174,667      136,149      100,719       88,464       73,948       47,685
----------------------------------------------------------------------- ------------------------- -------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
 ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                        OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

           Consolidated Statements of Changes in Stockholders' Equity
                            (in millions of [EURO])

                                                                  Accumulated other
                                                                 comprehensive income
                                                         ------------------------------------
                                    Additional             Cumulative   Available-   Minimum
                            Capital   paid-in   Retained  translation    for-sale    pension  Treasury Preferred
                             stock    capital   earnings   adjustment   securities  liability  stock     stock   Total
-----------------------------------------------------------------------------------------------------------------------
Balance at January 1,
  1997                       2,444       4,210   16,581        (972)         112         (20)      --        .   22,355
-----------------------------------------------------------------------------------------------------------------------
Net income                      --          --    6,547          --           --          --       --       --    6,547
Other comprehensive income      --          --       --       1,865          157           1       --       --    2,023
-----------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                        8,570
-----------------------------------------------------------------------------------------------------------------------
Issuance of capital stock        4          85       --          --           --          --       --       --       89
Purchase and retirement of
  capital stock                (59)     (1,430)      --          --           --          --     (462)      --   (1,951)
Dividends                       --          --   (1,276)         --           --          --       --       --   (1,276)
Other                            2          93       40          --           --          --       38        .      173
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
  1997                       2,391       2,958   21,892         893          269         (19)    (424)       .   27,960
-----------------------------------------------------------------------------------------------------------------------
Net income                      --          --    4,820          --           --          --       --       --    4,820
Other comprehensive income
  (loss)                        --          --       --      (1,402)         259          (1)      --       --   (1,144)
-----------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                        3,676
-----------------------------------------------------------------------------------------------------------------------
Issuance of capital stock      163       3,913       --          --           --          --       --       --    4,076
Purchase and retirement of
  capital stock                 --          --       --          --           --          --     (169)      --     (169)
Re-issuance of treasury
  stock                         --         538       --          --           --          --      482       --    1,020
Dividends                       --          --   (1,086)         --           --          --       --       --   (1,086)
Special distribution            --          --   (5,284)         --           --          --       --       --   (5,284)
Other                            7        (135)     191          --           --          --      111        .      174
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
  1998                       2,561       7,274   20,533        (509)         528         (20)      --       --   30,367
-----------------------------------------------------------------------------------------------------------------------
Net income                      --          --    5,746          --           --          --       --       --    5,746
Other comprehensive income
  (loss)                        --          --       --       2,431         (181)         (8)      --       --    2,242
-----------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                        7,988
-----------------------------------------------------------------------------------------------------------------------
Issuance of capital stock        4          63       --          --           --          --       --       --       67
Purchase of capital stock       --          --       --          --           --          --      (86)      --      (86)
Re-issuance of treasury
  stock                         --          --       --          --           --          --       86       --       86
Dividends                       --          --   (2,356)         --           --          --       --       --   (2,356)
Other                           --          (8)       2          --           --          --       --       --       (6)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
  1999                       2,565       7,329   23,925       1,922          347         (28)      --       --   36,060
-----------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
  ALL 1998 AND 1997 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS
                   USING THE OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

                     Consolidated Statements of Cash Flows

                                 (in millions)

                                                      Consolidated
                               -----------------------------------------------------------
                                                 Year ended December 31,
                               -----------------------------------------------------------
                                1999
                               (Note 1)       1999             1998             1997
------------------------------------------------------------------------------------------
Net income                     $ 5,785      [EURO]5,746      [EURO]4,820      [EURO]6,547
------------------------------------------------------------------------------------------
Income (loss) applicable to
  minority interests                18               18              130              115
------------------------------------------------------------------------------------------
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
------------------------------------------------------------------------------------------
  Tax benefit relating to a
  special distribution              --               --               --           (1,487)
------------------------------------------------------------------------------------------
  Gains on disposals of
  businesses (see also Note 9)  (1,189)          (1,181)            (296)            (569)
------------------------------------------------------------------------------------------
  Depreciation and
  amortization of equipment on
  operating leases               3,338            3,315            1,972            1,456
------------------------------------------------------------------------------------------
  Depreciation and
  amortization of fixed assets   6,077            6,035            5,359            4,847
------------------------------------------------------------------------------------------
  Change in deferred taxes       2,419            2,402            1,959             (705)
------------------------------------------------------------------------------------------
  Losses on early
  extinguishment of debt
  (extraordinary item)              19               19              129               --
------------------------------------------------------------------------------------------
  Change in financial
  instruments                      249              247             (191)             146
------------------------------------------------------------------------------------------
  (Gain) loss on disposal of
  fixed assets/securities       (1,223)          (1,215)            (368)            (204)
------------------------------------------------------------------------------------------
  Change in trading securities     499              495              251             (387)
------------------------------------------------------------------------------------------
  Change in accrued
  liabilities                    4,029            4,001            1,419              840
------------------------------------------------------------------------------------------
  Change in other operating
  assets and liabilities:
------------------------------------------------------------------------------------------
  -- inventories, net           (2,453)          (2,436)            (976)            (744)
------------------------------------------------------------------------------------------
  -- trade receivables            (738)            (733)            (688)            (555)
------------------------------------------------------------------------------------------
  -- trade liabilities           1,340            1,331            1,827            1,709
------------------------------------------------------------------------------------------
  -- other assets and
     liabilities                   (21)             (21)           1,334            1,328
------------------------------------------------------------------------------------------
Cash provided by operating
  activities                    18,149           18,023           16,681           12,337
------------------------------------------------------------------------------------------
Purchases of fixed assets:
------------------------------------------------------------------------------------------
-- Increase in equipment on
   operating leases            (19,471)         (19,336)         (10,245)          (7,225)
------------------------------------------------------------------------------------------
-- Purchases of property,
   plant and equipment          (9,536)          (9,470)          (8,155)          (8,051)
------------------------------------------------------------------------------------------
-- Purchases of other fixed
   assets                         (650)            (645)            (305)            (264)
------------------------------------------------------------------------------------------
Proceeds from disposals of
  equipment on operating
  leases                         6,621            6,575            4,903            3,943
------------------------------------------------------------------------------------------
Proceeds from disposals of
  fixed assets                     511              507              515              576
------------------------------------------------------------------------------------------
Payments for acquisitions of
  businesses                    (1,298)          (1,289)            (857)            (607)
------------------------------------------------------------------------------------------
Proceeds from disposals of
  businesses                     1,345            1,336              685            1,336
------------------------------------------------------------------------------------------
Additions to receivables from
  financial services           (102,855)       (102,140)         (81,196)         (70,154)
------------------------------------------------------------------------------------------
Repayments of receivables from
  financial services:
------------------------------------------------------------------------------------------
  -- Finance receivables
     collected                  42,221           41,928           33,784           22,257
------------------------------------------------------------------------------------------
  -- Proceeds from sales of
     finance receivables        52,206           51,843           40,950           44,336
------------------------------------------------------------------------------------------
Acquisitions of securities
  (other than trading)          (4,426)          (4,395)          (4,617)          (5,190)
------------------------------------------------------------------------------------------
Proceeds from sales of
  securities (other than
  trading)                       3,745            3,719            2,734            3,828
------------------------------------------------------------------------------------------
Change in other cash              (748)            (743)          (1,641)             685
------------------------------------------------------------------------------------------
Cash used for investing
  activities                   (32,335)         (32,110)         (23,445)         (14,530)
------------------------------------------------------------------------------------------
Change in commercial paper
  borrowings and short-term
  financial liabilities          9,398            9,333            2,503            1,781
------------------------------------------------------------------------------------------
Additions to long-term
  financial liabilities         13,434           13,340            9,491            9,057
------------------------------------------------------------------------------------------
Repayment of financial
  liabilities                   (4,643)          (4,611)          (4,126)          (4,612)
------------------------------------------------------------------------------------------
Dividends paid (Financial
  Services: including profit
  transferred from
  subsidiaries)                 (2,395)          (2,378)          (6,454)          (1,267)
------------------------------------------------------------------------------------------
Proceeds from issuance of
  capital stock                    165              164            4,076              231
------------------------------------------------------------------------------------------
Purchase of treasury stock         (87)             (86)            (169)          (1,888)
------------------------------------------------------------------------------------------
Proceeds from special
  distribution tax refund           --               --            1,487               --
------------------------------------------------------------------------------------------
Cash provided by (used for)
  financing activities          15,872           15,762            6,808            3,302
------------------------------------------------------------------------------------------
Effect of foreign exchange
  rate changes on cash and
  cash equivalents maturing
  within 3 months                  811              805             (397)             646
------------------------------------------------------------------------------------------
Net increase (decrease) in
  cash and cash equivalents
  maturing within 3 months       2,497            2,480             (353)           1,755
------------------------------------------------------------------------------------------
Cash and cash equivalents
  (maturing within 3 months)
------------------------------------------------------------------------------------------
  At beginning of period         6,325            6,281            6,634            4,879
------------------------------------------------------------------------------------------
  At end of period               8,822            8,761            6,281            6,634
------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
  ALL 1998 AND 1997 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS
                   USING THE OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

                                 (in millions)

            Industrial Business                             Financial Services
--------------------------------------------  ----------------------------------------------
          Year ended December 31,                        Year ended December 31,
--------------------------------------------  ----------------------------------------------
     1999            1998           1997          1999            1998            1997
--------------------------------------------  ----------------------------------------------   ------------------------------
   [EURO]5,157     [EURO]4,255   [EURO]6,090      [EURO]589       [EURO]565       [EURO]457    Net income
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Income (loss) applicable to
            16             128          114               2               2               1      minority interests
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Adjustments to reconcile net
                                                                                                 income to net cash provided
                                                                                                 by operating activities:
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Tax benefit relating to a
            --              --       (1,487)             --              --              --      special distribution
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Gains on disposals of
        (1,181)           (296)        (569)             --              --              --      businesses (see also Note 9)
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Depreciation and
                                                                                                 amortization of equipment on
           268             195           37           3,047           1,777           1,419      operating leases
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Depreciation and
         5,966           5,321        4,820              69              38              27      amortization of fixed assets
--------------------------------------------  ----------------------------------------------   ------------------------------
         1,496           1,560         (997)            906             399             292      Change in deferred taxes
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Losses on early
                                                                                                 extinguishment of debt
            19             129           --              --              --              --      (extraordinary item)
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Change in financial
           247            (191)         146              --              --              --      instruments
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 (Gain) loss on disposal of
        (1,213)           (317)        (217)             (2)            (51)             13      fixed assets/securities
--------------------------------------------  ----------------------------------------------   ------------------------------
           495             251         (387)             --              --              --      Change in trading securities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Change in accrued
         3,913           1,375          837              88              44               3      liabilities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 Change in other operating
                                                                                                 assets and liabilities:
--------------------------------------------  ----------------------------------------------   ------------------------------
        (2,387)         (1,040)        (604)            (49)             64            (140)     -- inventories, net
--------------------------------------------  ----------------------------------------------   ------------------------------
          (541)           (812)        (578)           (192)            124              23      -- trade receivables
--------------------------------------------  ----------------------------------------------   ------------------------------
         1,222           1,668        1,709             109             159              --      -- trade liabilities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 -- other assets and
          (415)            224          146             394           1,110           1,182         liabilities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Cash provided by operating
        13,062          12,450        9,060           4,961           4,231           3,277      activities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Purchases of fixed assets:
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               -- Increase in equipment on
        (3,192)         (3,057)      (2,364)        (16,144)         (7,188)         (4,861)      operating leases
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               -- Purchases of property,
        (9,407)         (8,118)      (8,027)            (63)            (37)            (24)      plant and equipment
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               -- Purchases of other fixed
          (524)           (245)        (226)           (121)            (60)            (38)      assets
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Proceeds from disposals of
                                                                                                 equipment on operating
         3,303           2,691        2,091           3,272           2,212           1,852      leases
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Proceeds from disposals of
           411             500          555              96              15              21      fixed assets
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Payments for acquisitions of
        (1,145)           (814)        (543)           (144)            (43)            (64)     businesses
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Proceeds from disposals of
         1,336             682        1,336              --               3              --      businesses
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Additions to receivables from
           (28)             63        1,067        (102,112)        (81,259)        (71,221)     financial services
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Repayments of receivables from
                                                                                                 financial services:
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 -- Finance receivables
            --              --         (857)         41,928          33,784          23,114         collected
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                                 -- Proceeds from sales of
            --              --           --          51,843          40,950          44,336         finance receivables
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Acquisitions of securities
        (3,958)         (2,015)      (3,489)           (437)         (2,602)         (1,701)     (other than trading)
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Proceeds from sales of
                                                                                                 securities (other than
         3,333             247        2,065             386           2,487           1,763      trading)
--------------------------------------------  ----------------------------------------------   ------------------------------
          (462)         (1,455)       1,365            (281)           (186)           (680)   Change in other cash
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Cash used for investing
       (10,333)        (11,521)      (7,027)        (21,777)        (11,924)         (7,503)     activities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Change in commercial paper
                                                                                                 borrowings and short-term
          (260)         (1,136)         102           9,593           3,639           1,679      financial liabilities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Additions to long-term
           918             322        2,020          12,422           9,169           7,037      financial liabilities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Repayment of financial
           439             944         (768)         (5,050)         (5,070)         (3,844)     liabilities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Dividends paid (Financial
                                                                                                 Services; including profit
                                                                                                 transferred from
        (2,373)         (5,865)        (776)             (5)           (589)           (491)     subsidiaries)
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Proceeds from issuance of
            82           3,561           55              82             515             176      capital stock
--------------------------------------------  ----------------------------------------------   ------------------------------
           (86)           (169)      (1,888)             --              --              --    Purchase of treasury stock
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Proceeds from special
            --           1,487           --              --              --              --      distribution tax refund
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Cash provided by (used for)
        (1,280)           (856)      (1,255)         17,042           7,664           4,557      financing activities
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Effect of foreign exchange
                                                                                                 rate changes on cash and
                                                                                                 cash equivalents maturing
           750            (371)         610              55             (26)             36      within 3 months
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Net increase (decrease) in
                                                                                                 cash and cash equivalents
         2,199            (298)       1,388             281             (55)            367      maturing within 3 months
--------------------------------------------  ----------------------------------------------   ------------------------------
                                                                                               Cash and cash equivalents
                                                                                                 (maturing within 3 months)
--------------------------------------------  ----------------------------------------------   ------------------------------
         5,660           5,958        4,570             621             676             309      At beginning of period
--------------------------------------------  ----------------------------------------------   ------------------------------
         7,859           5,660        5,958             902             621             676      At end of period
--------------------------------------------  ----------------------------------------------   ------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
  ALL 1998 AND 1997 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS
                   USING THE OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

                       Consolidated Fixed Assets Schedule

                            (in millions of [EURO])

                                                         Acquisition or Manufacturing Costs
                           -----------------------------------------------------------------------------------------------
                                                       Acquisitions/                                           Balance at
                           Balance at                  disposals                                                December
                           January 1,     Currency         of                      Reclassi-                      31,
                              1999         change      businesses    Additions     fications     Disposals        1999
--------------------------------------------------------------------------------------------------------------------------
Other intangible assets           737            55            21           236            22            88           983
Goodwill                        3,564           359           108           103            --            73         4,061
--------------------------------------------------------------------------------------------------------------------------
Intangible assets               4,301           414           129           339            22           161         5,044
--------------------------------------------------------------------------------------------------------------------------
Land, leasehold
  improvements and
  buildings including
  buildings on land owned
  by others                    18,018           983           196           997           270           232        20,232
Technical equipment and
  machinery                    26,245         2,085           201         2,796           336           990        30,673
Other equipment, factory
  and office equipment         17,135         1,436           117         2,699           414         1,385        20,416
Advance payments relating
  to plant and equipment
  and construction in
  progress                      4,539           632            20         2,997        (1,042)           46         7,100
--------------------------------------------------------------------------------------------------------------------------
Property, plant and
  equipment                    65,937         5,136           534         9,489           (22)        2,653        78,421
--------------------------------------------------------------------------------------------------------------------------
Investments in affiliated
  companies                       718            40           (29)          370            (2)           35         1,062
Loans to affiliated
  companies                        29             4             8            60            --            59            42
Investments in associated
  companies                       358            22            19           158            89           100           546
Investments in related
  companies                     1,178           101            15           182           (87)           66         1,323
Loans to associated and
  related companies                71             9            (1)          142            --             1           220
Long-term securities              676            --             .           109            --            --           785
Other loans                       195             8             9           207            --            46           373
--------------------------------------------------------------------------------------------------------------------------
Investments and long-term
  financial assets              3,225           184            21         1,228            --           307         4,351
--------------------------------------------------------------------------------------------------------------------------
Equipment on operating
  leases (2)                   18,129         3,139           112        19,336            --         8,038        32,678
--------------------------------------------------------------------------------------------------------------------------

(1) Currency translation changes with period end rates.

(2) Excluding initial direct costs.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
 ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                        OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

                            (in millions of [EURO])

                         Depreciation/Amortization                               Book Value(1)
---------------------------------------------------------------------------- ---------------------
                      Acquisitions/                               Balance at Balance at Balance at
Balance at            disposals                                    December   December   December
January 1,  Currency      of                Reclassi-                31,        31,        31,
   1999      change   businesses Additions  fications  Disposals     1999       1999       1998
---------------------------------------------------------------------------- ---------------------  -------------------------
      386         17       8           137         2          31       519        464        351    Other intangible assets
    1,354        131      22           215         .          20     1,702      2,359      2,210    Goodwill
---------------------------------------------------------------------------- ---------------------  -------------------------
    1,740        148      30           352         2          51     2,221      2,823      2,561    Intangible assets
---------------------------------------------------------------------------- ---------------------  -------------------------
                                                                                                    Land, leasehold
                                                                                                      improvements and
                                                                                                      buildings including
                                                                                                      buildings on land owned
    8,422        197      47           631        (6)        132     9,159     11,073      9,596      by others
                                                                                                    Technical equipment and
   16,759        922     115         2,538         2         761    19,575     11,098      9,486      machinery
                                                                                                    Other equipment, factory
   11,224        804      72         2,482         2       1,332    13,252      7,164      5,911      and office equipment
                                                                                                    Advance payments relating
                                                                                                      to plant and equipment
       --          .      --             4         .           3         1      7,099      4,539      and construction
---------------------------------------------------------------------------- ---------------------  -------------------------
                                                                                                    Property, plant and
   36,405      1,923     234         5,655        (2)      2,228    41,987     36,434     29,532      equipment
---------------------------------------------------------------------------- ---------------------  -------------------------
                                                                                                    Investments in affiliated
       92          .      15            15        (3)          2       117        945        626      companies
                                                                                                    Loans to affiliated
        4         --      --            --        --          --         4         38         25      companies
                                                                                                    Investments in associated
        8          .      11             7        --          10        16        530        350      companies
                                                                                                    Investments in related
      214          .      15             4         3          20       216      1,107        964      companies
                                                                                                    Loans to associated and
       38         --      --            --        --          --        38        182         33      related companies
        1         --      --            --        --           .         1        784        675    Long-term securities
       17          .      --             2        --           2        17        356        178    Other loans
---------------------------------------------------------------------------- ---------------------  -------------------------
                                                                                                    Investments and long-term
      374          .      41            28        --          34       409      3,942      2,851      financial assets
---------------------------------------------------------------------------- ---------------------  -------------------------
                                                                                                    Equipment on operating
    3,563        555      13         3,315        --       1,872     5,574     27,104     14,566      leases (2)
---------------------------------------------------------------------------- ---------------------  -------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.
 ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING THE
                        OFFICIAL FIXED CONVERSION RATE.

                               DAIMLERCHRYSLER AG

                   Notes to Consolidated Financial Statements

               (in millions of [EURO], except per share amounts)

BASIS OF PRESENTATION

1. The Company and the Merger

    DaimlerChrysler AG ("DaimlerChrysler" or the "Group") was formed through the merger of Daimler-Benz Aktiengesellschaft ("Daimler-Benz") and Chrysler Corporation ("Chrysler") in November 1998 ("Merger"). The consolidated financial statements of DaimlerChrysler have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), except that the Group accounts for certain joint ventures in accordance with the proportionate method of consolidation (see Note 3). Prior to December 31, 1998, DaimlerChrysler prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the euro ("[EURO]") on January 1, 1999, DaimlerChrysler has presented the accompanying consolidated financial statements in euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into euro using the Official Fixed Conversion Rate of [EURO]1 = DM1.95583. DaimlerChrysler's 1998 and 1997 restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche Marks. The Group's consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in millions of euros and for the year 1999 are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of [EURO]1 = $1.0070, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 1999.

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

    The Merger was accounted for as a pooling of interests and accordingly, the historical results of Daimler-Benz and Chrysler for 1998 and 1997 have been restated as if the companies had been combined for all periods presented. In connection with the Merger, [EURO]685 of merger costs ([EURO]401 after tax) were incurred and charged to expense in 1998. These costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing, accelerated management compensation and other related charges.

    Certain prior year balances have been reclassified to conform with the Group's current year presentation.

    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are significantly influenced by activities of the financial services businesses. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

2. Summary of Significant Accounting Policies

    CONSOLIDATION -- All material companies in which DaimlerChrysler has legal or effective control are consolidated. Significant investments in which DaimlerChrysler has a 20% to 50% ownership ("associated companies") are generally accounted for using the equity method. For certain investments in joint ventures, DaimlerChrysler uses the proportionate method of consolidation (see Note 3). All other investments are accounted for at cost.

    For business combinations accounted for under the purchase accounting method, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

    The effects of intercompany transactions have been eliminated.

    FOREIGN CURRENCIES -- The assets and liabilities of foreign subsidiaries where the functional currency is other than the euro are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of stockholders' equity.

    The assets and liabilities of foreign subsidiaries operating in highly inflationary economies are remeasured into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses being recognized in income. Further, in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

    The exchange rates of the significant currencies of non-euro participating countries used in preparation of the consolidated financial statements were as follows (prior periods have been restated from Deutsche Marks into euros using the Official Fixed Conversion Rate of [EURO]1 = DM1.95583):

                                                      Exchange rate at             Annual average
                                                        December 31,               exchange rate
                                                     -------------------   ------------------------------
                                                       1999       1998       1999       1998       1997
                                                     [EURO]1    [EURO]1    [EURO]1    [EURO]1    [EURO]1
                                                        =          =          =          =          =
                                                      ------     ------     ------     ------     ------
Currency:
Brazil...................................       BRL     1.80       1.42       1.93       1.29       1.22
Great Britain............................       GBP     0.62       0.70       0.66       0.67       0.69
Japan....................................       JPY   102.73     134.84     121.25     144.96     136.20
USA......................................       USD     1.00       1.17       1.07       1.11       1.13

    REVENUE RECOGNITION -- Revenue is recognized when title passes or services are rendered net of discounts, sales incentives, customer bonuses and rebates granted. Sales under which the Group conditionally guarantees the minimum resale value of the product are accounted for as operating leases with the related revenues and costs deferred at the time of title passage. Operating lease income is recorded when earned on a straight-line basis. Revenue on long-term contracts is generally recognized under the percentage-of-completion method based upon contractual milestones or performance. Revenue from finance receivables is recorded on the interest method.

    The Group sells significant amounts of finance receivables in transactions subject to limited credit risk. The Group generally sells its receivables to a trust and remains as servicer, for which it is paid a servicing fee. Servicing fees are earned on a level-yield basis over the remaining term of the related sold receivables. In a subordinated capacity, the Group retains residual cash flows, a limited interest in principal balances of the sold receivables and certain cash deposits provided as credit enhancements for investors. Gains and losses from the

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

sales of finance receivables are recognized in the period in which such sales occur. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based upon their relative fair values.

    PRODUCT-RELATED EXPENSES -- Expenditures for advertising and sales promotion and for other sales-related expenses are charged to expense as incurred. Provisions for estimated costs related to product warranty are made at the time the related sale is recorded. Research and development costs are expensed as incurred.

    EARNINGS PER SHARE -- Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see
Note 31). Net income represents the earnings of the Group after minority interests. Basic and diluted earnings per Ordinary Share for the years ended December 31, 1998 and 1997 have been restated to reflect the conversion of Daimler-Benz and Chrysler shares into DaimlerChrysler Ordinary Shares (see
Note 1) and the dilutive effect resulting from the discount to market value at which the Daimler-Benz Ordinary Shares were sold in the rights offering (see
Note 20).

    INTANGIBLE ASSETS -- Purchased intangible assets, other than goodwill, are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 40 years) on a straight-line basis. Goodwill derived from acquisitions is capitalized and amortized over 3 to 40 years. The Group periodically assesses the recoverability of its goodwill based upon projected future cash flows.

    PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized either using the declining balance method until the straight-line method yields larger expenses or the straight-line method. Special tooling costs are capitalized and amortized over their estimated useful lives, primarily using the units of production method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The following useful lives are assumed: buildings -- 17 to 50 years; site improvements -- 8 to 20 years; technical equipment and machinery -- 3 to 30 years; and other equipment, factory and office equipment -- 2 to 15 years.

    LEASING -- The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Equipment on operating leases, where the Group is lessor, is valued at acquisition cost and depreciated over its estimated useful life, generally 3 to 14 years, using the straight-line method.

    LONG-LIVED ASSETS -- The Group reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

    NON-FIXED ASSETS -- Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying footnotes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

    MARKETABLE SECURITIES AND INVESTMENTS -- Securities are accounted for at fair values, if readily determinable. Unrealized gains and losses on trading securities, representing securities bought principally for the purposes of selling them in the near term, are included in income. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable deferred income taxes. All other securities are recorded at cost. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in income.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    INVENTORIES -- Inventories are valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

    FINANCIAL INSTRUMENTS -- DaimlerChrysler uses derivative financial instruments for hedging purposes. Financial instruments, including derivatives (especially currency futures, options and swaps, security options and interest rate swaps), which are not designated as hedges of specific assets, liabilities, or firm commitments are marked to market and any resulting unrealized gains or losses are recognized in income. If there is a direct connection between a derivative financial instrument and an underlying transaction and a derivative is so designated, a valuation unit is formed. Once allocated, gains and losses from these valuation units, which are used to manage interest rate and currency risks of identifiable assets, liabilities, or firm commitments, do not affect income until the underlying transaction is realized (see Note 29 d).

    ACCRUED LIABILITIES -- The valuation of pension liabilities and postretirement benefit liabilities is based upon the projected unit credit method in accordance with Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." An accrued liability for taxes and other contingencies is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. The effects of accrued liabilities relating to personnel and social costs are valued at their net present value where appropriate.

    USE OF ESTIMATES -- Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING PRONOUNCEMENTS -- On January 1, 1999, DaimlerChrysler adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," issued by the American Institute of Certified Public Accountants. SOP 98-5 provides, among other things, guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of this accounting pronouncement did not have a material effect on DaimlerChrysler's consolidated financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. With the issuance of SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," this Standard is effective for fiscal years beginning after June 15, 2000. DaimlerChrysler plans to adopt SFAS 133 effective January 1, 2000. The new Standard will permit the Group to apply hedge accounting for certain foreign currency derivative contracts on qualifying forecasted transactions. Under the Group's current accounting policies such contracts are marked to market with unrealized gains and losses impacting current earnings. Accordingly, application of the new Standard in accounting for such foreign currency derivative contracts may result in lower current period earnings volatility relating to the Group's foreign currency risk management in periods of significant changes in exchange rates.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

3. Scope of Consolidation

    SCOPE OF CONSOLIDATION -- DaimlerChrysler comprises 549 foreign and domestic subsidiaries (1998: 481) and 16 joint ventures (1998: 82); the latter are generally accounted for on a pro rata basis. A total of 55
(1998: 27) subsidiaries are accounted for in the consolidated financial statements using the equity method of accounting. During 1999, 76 subsidiaries and 2 joint ventures were included in the consolidated financial statements for the first time. A total of 69 subsidiaries and 7 joint ventures were no longer included in the consolidated group. Significant effects of changes in the consolidated group on the consolidated balance sheets and the consolidated statements of income are explained further in the notes to the consolidated financial statements. A total of 343 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the financial position, results of operations, and cash flows of the Group is not material (1998: 313). The effect of such non-consolidated subsidiaries for all years presented on consolidated assets, revenues and net income of DaimlerChrysler was approximately 1%. In addition, 7 (1998: 7) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 109 associated companies (1998: 110) accounted for at cost and recorded under investments in related companies as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Group.

    INVESTMENT IN ADTRANZ -- In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz, a rail systems joint venture, from Asea Brown Boveri for $472 ([EURO]441). The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of [EURO]100, which will be amortized on a straight-line basis over 17 years. Prior to the acquisition, the Group accounted for its investment in Adtranz, including its 65 subsidiaries in 1998, using the proportionate method of consolidation. Accordingly, the consolidated financial statements of DaimlerChrysler as of December 31, 1998 and for the years ended December 31, 1998 and 1997 included DaimlerChrysler's 50% interest in the assets and liabilities, revenues and expenses and cash flows of Adtranz.

    Under U.S. GAAP, DaimlerChrysler's investment in Adtranz was required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods would not have affected reported stockholders' equity or net income of DaimlerChrysler. Under the equity method of accounting, DaimlerChrysler's net investment in Adtranz would have been included within investments in the balance sheet and its share of the net loss of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would have been reported as part of financial income, net in the Group's statement of income. Additionally, Adtranz would have impacted the Group's reported cash flows only to the extent of the investing cash outflow in 1998 of [EURO]159 resulting from a capital contribution by DaimlerChrysler. For purposes of its United States financial reporting obligation, DaimlerChrysler has requested and received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP.

    Summarized consolidated financial information of Adtranz follows as of December 31, 1998 and for the years ended December 31, 1998 and 1997. The amounts represent those used in the DaimlerChrysler consolidation, including goodwill resulting from the formation of Adtranz. Other companies included in the consolidated financial statements according to the proportionate method are not material.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

Balance sheet information

                                                              At December 31, 1998
                                                              --------------------
Fixed assets(1)........................................                 728
Non-fixed assets.......................................                 842
                                                                      -----
Total assets...........................................               1,570
                                                                      =====
Stockholders' equity...................................                 385
Minority interests.....................................                   7
Accrued liabilities....................................                 542
Liabilities............................................                 636
                                                                      -----
Total liabilities and stockholders' equity.............               1,570
                                                                      =====

------------------------

(1) Includes net goodwill resulting from the formation of Adtranz of [EURO]348.

Statement of income information

                                                                  Year ended
                                                                 December 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Revenues....................................................   1,658      1,631
Operating loss(1)...........................................    (322)      (222)
Net loss....................................................    (316)      (154)

------------------------

(1) The operating losses for 1998 and 1997 include impairment charges on goodwill of [EURO]64 and [EURO]61, respectively.

Cash flow information

                                                                    Year ended
                                                                   December 31,
                                                              -----------------------
                                                                1998           1997
                                                              --------       --------
Cash flows from:
  Operating activities......................................    (130)           72
  Investing activities......................................     (84)          (12)
  Financing activities......................................     161           (50)
Effect of foreign exchange on cash..........................      (2)            .
                                                                ----           ---
Change in cash (maturing within 3 months)...................     (55)           10
Cash (maturing within 3 months) at beginning of period......     155           145
                                                                ----           ---
Cash (maturing within 3 months) at end of period............     100           155
                                                                ====           ===

    In 1998, cash maturing within 3 months includes [EURO]30 (1997: [EURO]51) held by DaimlerChrysler AG in connection with internal cash concentration procedures.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

4. Dispositions

    Due to an initial public offering in March 1999 as well as to the selling of a substantial portion of its remaining interests in September 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler, reduced its remaining interest in debitel AG to 10 percent (see Note 9).

    In March 1998, the Group's semiconductor business was sold to an American company, Vishay Intertechnology, Inc. Also, during 1998 the Group sold further interests, including the sale of 30% of its interests in LFK-Lenkflugkoerpersysteme GmbH and 100% of its interests in CMS, Inc. and two real-estate-project-companies. The total pretax gain from these dispositions was approximately [EURO]300.

    In January 1997, DaimlerChrysler sold its interests in AEG Electrocom GmbH and AEG ElectroCom International, Inc. (sorting and recognition systems) to Siemens AG resulting in a pretax gain of [EURO]110.

    In July 1997, debis AG terminated its strategic relationship with Cap Gemini Sogeti S.A. through the sale of its 24.4% interest resulting in a pretax gain of [EURO]420.

    During December 1997, DaimlerChrysler completed an initial public offering ("IPO") of its common stock in Dollar Thrifty Automotive Group, Inc. ("DTAG"), formerly Pentastar Transportation Group, Inc., for net proceeds of [EURO]343. The IPO of the common stock interest resulted in a pretax and after-tax gain of [EURO]65. The gain was deferred and will be recognized over the remaining term of the vehicle supply agreements with DTAG, which end in 2001. The tax effect on this transaction reflects the difference between the book and tax basis of the Group's stock interest in DTAG for which deferred taxes were not provided, in accordance with SFAS 109, "Accounting for Income Taxes." In addition, the 1997 earnings include the recognition of [EURO]86 ([EURO]53 after taxes) of previously deferred profits from the sale of vehicles from DaimlerChrysler to DTAG.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

5. Functional Costs and Other Expenses

    Selling, administrative and other expenses are comprised of the following:

                                                        Year ended December 31,
                                                     ------------------------------
                                                       1999       1998       1997
                                                     --------   --------   --------
Selling expenses...................................   11,744     10,100      9,663
Administration expenses............................    5,145      5,217      4,709
Goodwill amortization and writedowns...............      215        227        210
Other expenses.....................................      428        685      1,039
                                                      ------     ------     ------
                                                      17,532     16,229     15,621
                                                      ======     ======     ======

    Expenses amounting to [EURO]229 and [EURO]369 related to the repayment of development cost subsidies were recorded under other expenses in 1998 and 1997, respectively (see Note 28).

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Personnel expenses included in the statement of income are comprised of:

                                                        Year ended December 31,
                                                     ------------------------------
                                                       1999       1998       1997
                                                     --------   --------   --------
Wages and salaries.................................   21,044     19,982     18,656
Social levies......................................    3,179      2,990      2,817
Net periodic pension cost (see Note 22a)...........      931      1,126      1,077
Net periodic postretirement benefit cost (see
  Note 22a)........................................      783        866        755
Other expenses for pensions and retirements........      221         69         65
                                                      ------     ------     ------
                                                      26,158     25,033     23,370
                                                      ======     ======     ======

    Number of employees (annual average):

                                                     Year ended December 31,
                                                  ------------------------------
                                                    1999       1998       1997
                                                  --------   --------   --------
Hourly employees................................  279,124    268,764    261,426
Salaried employees..............................  170,539    152,415    147,882
Trainees/apprentices............................   13,898     12,760     12,353
                                                  -------    -------    -------
                                                  463,561    433,939    421,661
                                                  =======    =======    =======

    In 1999, 14,851 people (1998: 36,024 people; 1997: 34,448 people) were employed in joint venture companies.

    In 1999, the total remuneration paid by Group companies to the members of the Board of Management of DaimlerChrysler AG amounted to [EURO]55.4, and the remuneration paid to the members of the Supervisory Board of DaimlerChrysler AG totaled [EURO]1.2. Disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to [EURO]23.4. An amount of [EURO]100.5 has been accrued in the financial statements of DaimlerChrysler AG for pension obligations to former members of the Board of Management and their survivors. As of December 31, 1999, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

6. Other Income

    Other income includes gains on sales of property, plant and equipment ([EURO]132, [EURO]99 and [EURO]95 in 1999, 1998 and 1997, respectively), rental income, other than relating to financial services leasing activities ([EURO]153, [EURO]138 and [EURO]87 in 1999, 1998 and 1997, respectively) and reductions in certain accruals ([EURO]130, [EURO]199 and [EURO]154 in 1999, 1998 and 1997, respectively). In 1998 and 1997, gains on sales of companies of [EURO]389 and [EURO]117, respectively, were recognized in other income.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

7. Financial Income, net

                                                                        Year ended December 31,
                                                                  ------------------------------------
                                                                    1999          1998          1997
                                                                  --------      --------      --------
Income (loss) from investments .............................           19         (111)           66
  of which from affiliated companies [EURO]41 (1998:
  [EURO](20); 1997: [EURO]17)
Gains, net from disposals of investments and shares in
  affiliated and associated companies.......................           41           37           459
Write-down of investments and shares in affiliated
  companies.................................................          (19)         (55)          (76)
Income from companies included at equity....................           23           59            36
                                                                   ------        -----         -----
Income (loss) from investments, net.........................           64          (70)          485
                                                                   ------        -----         -----
Other interest and similar income ..........................        1,382        1,327         1,320
  of which from affiliated companies [EURO]17 (1998:
  [EURO]13; 1997: [EURO]10)
Interest and similar expenses...............................         (729)        (702)         (640)
                                                                   ------        -----         -----
Interest income, net........................................          653          625           680
                                                                   ------        -----         -----
Income from securities and long-term receivables............          913          231           376
Write-down of securities and long-term receivables..........          (17)         (10)          (10)
Realized and unrealized gains (losses) on derivative
  financial instruments.....................................       (1,078)         145          (794)
Other, net..................................................         (202)        (158)         (104)
                                                                   ------        -----         -----
Other financial income (loss), net..........................         (384)         208          (532)
                                                                   ------        -----         -----
                                                                      333          763           633
                                                                   ======        =====         =====

    The Group capitalized interest expenses related to qualifying construction projects of [EURO]163 (1998: [EURO]186; 1997: [EURO]207).

8. Income Taxes

    Income before income taxes and extraordinary items amounted to [EURO]9,657 (1998: [EURO]8,093; 1997: [EURO]6,145), of which [EURO]2,688 was generated by the Group's operations in Germany (1998: [EURO]2,229; 1997: [EURO]1,450).

    Income tax expense (benefit) consists of the following:

                                                                Year ended December 31,
                                                          ------------------------------------
                                                            1999          1998          1997
                                                          --------      --------      --------
Current taxes
    Germany.........................................       1,074           (267)       (1,472)
    Foreign.........................................       1,538          1,322         1,660
Deferred taxes
    Germany.........................................         836            967          (910)
    Foreign.........................................       1,085            992           205
                                                           -----         ------        ------
                                                           4,533          3,014          (517)
                                                           =====         ======        ======

    In 1999, the tax laws in Germany were changed including a reduction in the retained corporate income tax rate from 45% to 40% and the broadening of the tax base. The effects of the changes in German tax laws were recognized as a charge of [EURO]812 (basic: [EURO]0.81 per share; diluted: [EURO]0.80 per share) in the consolidated statement of

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

income in 1999. The effects of the reduction in the tax rate on the deferred tax assets and liabilities of the Group's German companies as of December 31, 1998 amounted to [EURO]290. The broadening of the tax base resulted in tax expense of [EURO]522.

    German corporate tax law applies a split-rate imputation with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law in effect for fiscal 1999, retained corporate income is initially subject to a federal corporate tax of 40% (1998 and 1997: 45%) plus a solidarity surcharge of 5.5% (1998: 5.5%; 1997: 7.5%) on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounts to 42.2% (1998: 47.475%; 1997: 48.375%). Upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% (1998:
5.5%; 1997: 7.5%) on the distribution corporate tax, for a total of 31.65% (1998: 31.65%; 1997: 32.25%), by means of a refund for taxes previously paid. Upon distribution of retained earnings in the form of a dividend, stockholders who are taxpayers in Germany are entitled to a tax credit in the amount of federal income taxes previously paid by the corporation.

    For German companies, the deferred taxes for 1999 are calculated using effective corporate income tax rates of 42.2% (1998 and 1997: 47.475%) plus the after federal tax benefit rate for trade tax of 9.3% (1998 and 1997: 8.525%). The effect of the tax rate reductions in 1999 and 1997 on deferred tax balances are reflected separately in the reconciliations presented below.

    A reconciliation of income taxes determined using the German corporate tax rate of 42.2% (1998: 47.475%; 1997: 48.375%) plus the after federal tax benefit rate for trade taxes of 9.3% (1998: 8.525%; 1997: 8.625%) for a combined statutory rate of 51.5% in 1999 (1998: 56%; 1997: 57%) is as follows:

                                                          Year ended December 31,
                                                    ------------------------------------
                                                      1999          1998          1997
                                                    --------      --------      --------
Expected expense for income taxes.................    4,973         4,532         3,503
Effect of changes in 1999 German tax laws.........      812            --            --
Change of solidarity surcharge in 1997............       --            --            68
Credit for dividend distributions.................     (500)         (515)       (1,624)
Foreign tax rate differential.....................     (966)       (1,012)         (813)
Release of valuation allowances on German deferred
  tax assets as of December 31, 1997..............       --            --        (1,003)
Changes in valuation allowances on German deferred
  tax assets......................................       23           112          (465)
Write-downs of investments, different for tax
  purposes........................................      (28)          (18)         (240)
Amortization of non-deductible goodwill...........       33            78            55
Other.............................................      186          (163)            2
                                                     ------        ------        ------
Actual expense (benefit) for income taxes.........    4,533         3,014          (517)
                                                     ======        ======        ======

    The 1999 and 1998 income tax credits from dividend distributions amounted to [EURO]500 and [EURO]515, respectively, and reflected mainly the tax benefits from the dividend distributions of [EURO]2.35 per Ordinary Share to be paid in respect of 1999 and 1998.

    The 1997 income tax credit from dividend distributions amounted to [EURO]1,624 and reflected primarily a tax benefit of [EURO]1,487 from the special distribution. This benefit resulted from the refund of taxes previously paid on undistributed profits at a rate of 50% in excess of the effective tax rate of 30% on distributed profits.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    In 1997, the decrease in the consolidated domestic valuation allowances was due in part to [EURO]465 utilization of tax loss carryforwards. Additionally, [EURO]1,003 was due to the reversal of the remaining valuation allowances as of December 31, 1997 for the German companies included in the filing of a combined tax return ("Organschaft") on the basis that the current and the expected results of operations supported a conclusion that it was more likely than not that the deferred tax assets would be realized.

    During 1997, the Group sold its investment in Cap Gemini Sogeti S.A. and realized a gain of [EURO]420 in its consolidated financial statements which was not taxable since write-downs were previously not recognized for tax purposes.

    Deferred income tax assets and liabilities are summarized as follows:

                                                               December 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Property, plant and equipment.............................    1,217      2,063
Equipment on operating leases.............................      920      1,068
Investments and long-term financial assets................    1,983         97
Inventories...............................................    1,424      1,328
Receivables...............................................      993        527
Net operating loss and tax credit carryforwards...........    1,011      1,056
Retirement plans..........................................    3,662      3,880
Other accrued liabilities.................................    4,248      4,166
Liabilities...............................................    1,482        846
Deferred income...........................................    1,246      1,144
Other.....................................................      490        452
                                                            -------    -------
                                                             18,676     16,627
Valuation allowances......................................     (363)      (411)
                                                            -------    -------
Deferred tax assets.......................................   18,313     16,216
                                                            -------    -------
Property, plant and equipment.............................   (3,346)    (2,743)
Equipment on operating leases.............................   (5,600)    (4,252)
Inventories...............................................     (499)      (483)
Receivables...............................................   (3,278)    (3,645)
Prepaid expenses..........................................     (508)      (450)
Retirement plans..........................................   (4,127)    (2,069)
Other accrued liabilities.................................     (671)      (367)
Taxes on undistributed earnings of foreign subsidiaries...     (520)      (297)
Other.....................................................   (1,150)    (1,059)
                                                            -------    -------
Deferred tax liabilities..................................  (19,699)   (15,365)
                                                            -------    -------
Deferred tax assets (liabilities), net....................   (1,386)       851
                                                            =======    =======

    At December 31, 1999, the Group had corporate tax net operating losses ("NOLs") and credit carryforwards amounting to [EURO]2,232 (1998: [EURO]1,724) and German trade tax NOLs amounting to [EURO]1,352 (1998: [EURO]2,156). In 1999, the corporate tax NOLs and credit carryforwards relate to losses of foreign and domestic non-Organschaft companies and are partly limited in their use to the Group. The valuation allowances on deferred tax assets of

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

foreign and domestic operations decreased by [EURO]48. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

    Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                                 December 31, 1999        December 31, 1998
                                               ----------------------   ----------------------
                                                            thereof                  thereof
                                                Total     non-current    Total     non-current
                                               --------   -----------   --------   -----------
Deferred tax assets..........................    3,806        2,937       5,016        3,979
Deferred tax liabilities.....................   (5,192)      (4,689)     (4,165)      (2,884)
                                                ------       ------      ------       ------
Deferred tax assets (liabilities), net.......   (1,386)      (1,752)        851        1,095
                                                ======       ======      ======       ======

    DaimlerChrysler provided foreign withholding taxes of [EURO]343 (1998:
[EURO]297) on [EURO]6,868 (1998: [EURO]5,948) in cumulative undistributed earnings of foreign subsidiaries because these earnings are not intended to be permanently reinvested in those operations. In addition, beginning in 1999, the German tax law requires that deductible expenses are reduced by 5% of foreign dividends received. The additional German tax of [EURO]177 on the future payout of these foreign dividends was recognized in 1999 and included in "Effects of changes in 1999 German tax laws." The Group did not provide income taxes or foreign withholding taxes on [EURO]13,224 (1998: [EURO]6,016) in cumulative earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

    Including the items charged or credited directly to related components of stockholders' equity, the expense (benefit) for income taxes consists of the following:

                                                                Year ended December 31,
                                                          ------------------------------------
                                                            1999          1998          1997
                                                          --------      --------      --------
Expense (benefit) for income taxes before
  extraordinary items...............................        4,533        3,014          (517)
Income tax expense (benefit) of extraordinary
  items.............................................          470          (78)           --
Stockholders' equity for employee stock option
  expense in excess of amounts recognized for
  financial purposes................................          (31)        (212)          (39)
Stockholders' equity for items of other
  comprehensive income..............................         (155)         296           176
                                                           ------        -----         -----
                                                            4,817        3,020          (380)
                                                           ======        =====         =====

9. Extraordinary Items

    In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO]274. In September 1999, debis AG sold an additional portion of its remaining interests in debitel AG to Swisscom for proceeds of [EURO]924. The sales resulted in an extraordinary after-tax gain of [EURO]659 (net of income tax expense of [EURO]481) and reduced debis' remaining interest in debitel to 10 percent. U.S. GAAP requires that when a significant disposition of assets or businesses occurs within two years subsequent to accounting for a business combination using the pooling-of-interests method of accounting that the gain or loss be reported as an extraordinary item. Due to the significance of the September 1999 transaction, the gains from both the March and September dispositions have been reported in the accompanying consolidated statements of income as extraordinary items, net of taxes.

    In 1999 the Group extinguished [EURO]51 of long-term debt resulting in an extraordinary after tax loss of [EURO]19 (net of income tax benefit of [EURO]11).

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    In December 1998, DaimlerChrysler extinguished [EURO]257 of the outstanding principal amount of its Auburn Hills Trust Guaranteed Exchangeable Certificates due 2020 (the "Certificates") at a cost of [EURO]454. The extinguishment of the Certificates resulted in an extraordinary after tax loss of [EURO]129 (net of income tax benefit of [EURO]78).

NOTES TO THE CONSOLIDATED BALANCE SHEETS

10. Intangible Assets and Property, Plant and Equipment, net

    Information with respect to changes in the Group's intangible assets and property, plant and equipment is presented in the Consolidated Fixed Assets
Schedule included herein. Intangible assets represent principally goodwill and intangible pension assets.

    Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of [EURO]368 (1998:
[EURO]394). Depreciation expense on assets under capital lease arrangements was [EURO]32 (1998: [EURO]38; 1997: [EURO]29).

11. Equipment on Operating Leases, net

    Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, [EURO]26,409 represent automobiles and commercial vehicles (1998: [EURO]14,078).

    Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 1999 are as follows:

2000........................................................   4,939
2001........................................................   3,956
2002........................................................   2,102
2003........................................................     459
2004........................................................     178
thereafter..................................................     187
                                                              ------
                                                              11,821
                                                              ======

12. Inventories

                                                               At December 31,
                                                           -----------------------
                                                             1999           1998
                                                           --------       --------
Raw materials and manufacturing supplies.................    2,602          2,278
Work-in-process .........................................    6,285          4,568
  thereof relating to long-term contracts and programs in
  process [EURO]2,000 (1998: [EURO]919)
Finished goods, parts and products held for resale.......    9,887          7,631
Advance payments to suppliers............................      518            312
                                                            ------         ------
                                                            19,292         14,789
                                                            ------         ------
Less: Advance payments received .........................   (4,307)        (2,993)
  thereof relating to long-term contracts and programs in
  process [EURO]1,166 (1998: [EURO]578)
                                                            ------         ------
                                                            14,985         11,796
                                                            ======         ======

    Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by [EURO]691 (1998: [EURO]549).

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

13. Trade Receivables

                                                                               At December 31,
                                                                             --------------------
                                                                               1999       1998
                                                                             ---------  ---------
Receivables from sales of goods and services...............................      8,859      8,020
Long-term contracts and programs, unbilled, net of advance payments
  received.................................................................        779        442
                                                                             ---------  ---------
                                                                                 9,638      8,462
Allowance for doubtful accounts............................................       (798)      (857)
                                                                             ---------  ---------
                                                                                 8,840      7,605
                                                                             =========  =========

    As of December 31, 1999, [EURO]469 of the trade receivables mature after more than one year (1998: [EURO]399).

14. Receivables from Financial Services

                                                                             At December 31,
                                                                           --------------------
                                                                             1999       1998
                                                                           ---------  ---------
Receivables from:
Sales financing..........................................................     32,696     20,635
Finance leases...........................................................     11,440      9,542
                                                                           ---------  ---------
                                                                              44,136     30,177
Initial direct costs.....................................................        143         96
Unearned income..........................................................     (5,977)    (4,245)
Unguaranteed residual value of leased assets.............................      1,032        804
                                                                           ---------  ---------
                                                                              39,334     26,832
Allowance for doubtful accounts..........................................       (599)      (364)
                                                                           ---------  ---------
                                                                              38,735     26,468
                                                                           =========  =========

    As of December 31, 1999, [EURO]21,194 of the financing receivables mature after more than one year (1998: [EURO]14,733).

    Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases in each of the years following December 31, 1999 are as follows:

2000..............................................................     20,184
2001..............................................................      8,043
2002..............................................................      5,935
2003..............................................................      3,568
2004..............................................................      2,166
thereafter........................................................      4,240
                                                                    ---------
                                                                       44,136
                                                                    =========

    Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    In the normal course of business, the Group sells to third parties certain of its receivables from financial services. In 1999, the Group sold financial receivables for proceeds of [EURO]51,843 (1998: [EURO]40,950; 1997:
[EURO]44,336).

15. Other Receivables

                                                                             At December 31,
                                                                           --------------------
                                                                             1999       1998
                                                                           ---------  ---------
Receivables from affiliated companies....................................        850        480
Receivables from related companies(1)....................................      1,250        804
Other receivables and other assets.......................................     11,598     10,740
                                                                           ---------  ---------
                                                                              13,698     12,024
Allowance for doubtful accounts..........................................     (1,127)    (1,249)
                                                                           ---------  ---------
                                                                              12,571     10,775
                                                                           =========  =========

--------------------------

(1) Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

    Other receivables and other assets include retained interests in sold receivables and subordinated asset backed certificates of [EURO]4,006 (1998:
[EURO]3,046).

    As of December 31, 1999, [EURO]3,390 of the other receivables mature after more than one year (1998: [EURO]4,199).

16. Securities, Investments and Long-Term Financial Assets

    Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Securities included in non-fixed assets are comprised of the following:

                                                                              At December 31,
                                                                            --------------------
                                                                              1999       1998
                                                                            ---------  ---------
Debt securities...........................................................      4,347      4,565
Equity securities.........................................................        938        971
Equity-based funds........................................................      1,191      1,970
Debt-based funds..........................................................      2,493      4,654
                                                                            ---------  ---------
                                                                                8,969     12,160
                                                                            =========  =========

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

                                                At December 31, 1999                         At December 31, 1998
                                     ------------------------------------------  --------------------------------------------
                                                                Unrealized                                   Unrealized
                                                  Fair     --------------------               Fair     ----------------------
                                       Cost       value      Gain       Loss       Cost       value      Gain        Loss
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
Available-for-sale.................      8,114      8,486        522        150     10,501     11,183        706          24
Trading............................        487        483         --          4        934        977         44           1
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------   ---------
Securities.........................      8,601      8,969        522        154     11,435     12,160        750          25
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------   ---------
Investments and long-term financial
  assets available-for-sale........        296        784        488         --        278        675        397          --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------   ---------
                                         8,897      9,753      1,010        154     11,713     12,835      1,147          25
                                     =========  =========  =========  =========  =========  =========  =========   =========

    The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

                                                 At December 31, 1999                           At December 31, 1998
                                     --------------------------------------------  ----------------------------------------------
                                                                  Unrealized                                     Unrealized
                                                             --------------------                          ----------------------
                                       Cost     Fair value     Gain       Loss       Cost     Fair value     Gain        Loss
                                     ---------  -----------  ---------  ---------  ---------  -----------  ---------  -----------
Equity securities..................        977       1,662         698         13      1,116       1,623         512           5
Debt securities issued by the
  German government and its
  agencies.........................        159         167           8         --         93          93          --          --
Municipal securities...............         20          20          --         --        418         418          --          --
Debt securities issued by foreign
  governments......................      1,682       1,654          13         41        892         893           4           3
Corporate debt securities..........      1,234       1,210          --         24      1,459       1,478          31          12
Equity-based funds.................        935       1,191         276         20      1,761       1,970         209          --
Debt-based funds...................      2,526       2,495          15         46      4,309       4,654         345          --
Asset-backed securities............        622         616          --          6        597         595           1           3
Other marketable debt securities...        255         255          --         --        134         134           1           1
                                     ---------   ---------   ---------  ---------  ---------   ---------   ---------   ---------
Available-for-sale.................      8,410       9,270       1,010        150     10,779      11,858       1,103          24
                                     ---------   ---------   ---------  ---------  ---------   ---------   ---------   ---------
Trading............................        487         483          --          4        934         977          44           1
                                     ---------   ---------   ---------  ---------  ---------   ---------   ---------   ---------
                                         8,897       9,753       1,010        154     11,713      12,835       1,147          25
                                     =========   =========   =========  =========  =========   =========   =========   =========

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    The estimated fair values of investments in debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                                                At December 31,
                                                              --------------------
Available-for-sale                                              1999       1998
------------------------------------------------------------  ---------  ---------
Due within one year.........................................      1,473        975
Due after one year through five years.......................      1,806      2,122
Due after five years through ten years......................        477        129
Due after ten years.........................................        166        385
                                                              ---------  ---------
                                                                  3,922      3,611
                                                              =========  =========

    Proceeds from disposals of available-for-sale securities were [EURO]6,540 (1998: [EURO]2,734; 1997: [EURO]1,432), including [EURO]4,059 related to the contribution to the DaimlerChrysler Pension Trust (see Note 22a). Gross realized gains from sales of available-for-sale securities were [EURO]627 (1998:
[EURO]98; 1997: [EURO]92), while gross realized losses were [EURO]4 (1998:
[EURO]8; 1997: [EURO]1). DaimlerChrysler uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

    Other securities classified as cash equivalents were approximately [EURO]5,400 and [EURO]4,600 at December 31, 1999 and 1998, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

17. Cash and Cash Equivalents

    Cash and cash equivalents include [EURO]338 (1998: [EURO]308) of deposits with original maturities of more than three months.

18. Additional Cash Flow Information

    Liquid assets recorded under various balance sheet captions are as follows:

                                                                                              At December 31,
                                                                                      -------------------------------
                                                                                        1999       1998       1997
                                                                                      ---------  ---------  ---------
Cash and cash equivalents originally maturing within 3 months.......................      8,761      6,281      6,634
Cash and cash equivalents originally maturing after 3 months........................        338        308        175
Securities..........................................................................      8,969     12,160     10,180
Other...............................................................................        133        324        336
                                                                                      ---------  ---------  ---------
                                                                                         18,201     19,073     17,325
                                                                                      =========  =========  =========

    The following represents supplemental information with respect to cash flows:

                                                                                              Year ended December 31,
                                                                                          -------------------------------
                                                                                            1999       1998       1997
                                                                                          ---------  ---------  ---------
Interest paid...........................................................................      3,315      2,553      1,953
Income taxes paid.......................................................................      1,883        993      1,699

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

19. Prepaid Expenses

    Prepaid expenses are comprised of the following:

                                                                                                      At December 31,
                                                                                                  ------------------------
                                                                                                     1999         1998
                                                                                                  -----------  -----------
Prepaid pension cost............................................................................       6,236        5,309
Other prepaid expenses..........................................................................         978          825
                                                                                                   ---------    ---------
                                                                                                       7,214        6,134
                                                                                                   =========    =========

    As of December 31, 1999, [EURO]6,118 of the total prepaid expenses mature after more than one year (1998: [EURO]5,280).

20. Stockholders' Equity

NUMBER OF SHARES ISSUED AND OUTSTANDING

    DaimlerChrysler had issued and outstanding 1,003,261,403 and 1,001,733,220 registered, Ordinary Shares of no par value at December 31, 1999 and 1998, respectively. Each share represents approximately [EURO]2.56 of capital stock.

SPECIAL DISTRIBUTION

    On May 27, 1998 the Daimler-Benz shareholders approved, and on June 15, 1998 Daimler-Benz paid, a special distribution of [EURO]10.23 ([EURO]10.04 after adjustment to reflect the approximately 20% discount to market value at which the Daimler-Benz Ordinary Shares and ADS were sold in the rights offering) per Ordinary Share/ADS.

RIGHTS OFFERING

    In June 1998, Daimler-Benz issued to holders of Daimler-Benz Ordinary Shares, ADS and convertible debt securities, rights to acquire up to an aggregate of 52.4 million newly issued Daimler-Benz Ordinary Shares and on June 25, 1998, Daimler-Benz issued and sold 52.4 million Daimler-Benz Ordinary Shares for net proceeds of [EURO]3,827. The rights issued by Daimler-Benz entitled the holders to purchase Daimler-Benz Ordinary Shares at approximately a 20% discount to the market price of Daimler-Benz Ordinary Shares. Basic and diluted earnings per Ordinary Share have been restated to reflect the dilutive effect resulting from the discount to market value at which the Daimler-Benz Ordinary Shares were sold in the rights offering.

TREASURY STOCK

    During the second half of 1999, DaimlerChrysler purchased approximately
1.2 million of its Ordinary Shares and reissued the shares to employees in connection with an employee share purchase plan.

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

PREFERRED STOCK

    On July 24, 1998, Chrysler redeemed all of the outstanding Chrysler Depositary Shares representing its Series A Convertible Preferred Stock.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

AUTHORIZED AND CONDITIONAL CAPITAL

    Through April 30, 2003, the Board of Management is authorized, upon approval of the Supervisory Board, to increase capital stock by a total of up to [EURO]256 and to issue shares of up to [EURO]26 to employees.

    With respect to the 4.125% convertible notes and the 5.75% subordinated mandatory convertible notes described below, capital stock may be conditionally increased by up to [EURO]43.7 for conversions. In addition, DaimlerChrysler is authorized to issue shares equaling up to [EURO]102 of capital stock in connection with convertible bonds or bonds with warrants issued or guaranteed by April 30, 2003.

CONVERTIBLE NOTES

    In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002 with a nominal amount of [EURO]66.83 per note. These convertible notes represent a nominal amount of [EURO]508 including 7,600,000 notes which may be converted into 0.86631 newly issuable shares before June 4, 2002. Notes not converted by this date will be mandatorily converted at a conversion rate between 0.86631 and 1.25625 Ordinary Shares per note to be determined on the basis of the average market price for the shares during the last 20 trading days before June 8, 2002. During 1999, 665 (1998: 3,713; 1997:
156) DaimlerChrysler Ordinary Shares were issued upon exercise.

    During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO]383 with a nominal value of [EURO]511 each, including a total of 7,690,500 options which, on the basis of the option agreement (as amended), entitles the bearer of the option to subscribe for shares of DaimlerChrysler AG. The option price per share is [EURO]42.67 in consideration of exchange of the notes or [EURO]44.49 in cash. During 1999, options for the subscription of 1,517,468 (1998: 5,027,002; 1997:
1,785) newly issued DaimlerChrysler Ordinary Shares have been exercised.

COMPREHENSIVE INCOME

    The changes in the components of other comprehensive income (loss) are as follows:

                                                            Year ended December 31,
                          -------------------------------------------------------------------------------------------
                                      1999                           1998                           1997
                          -----------------------------  -----------------------------  -----------------------------
                          Pretax    Tax effect    Net    Pretax   Tax effect    Net     Pretax    Tax effect    Net
                          --------  -----------  ------  -------  -----------  -------  --------  -----------  ------
Unrealized gains (losses)
  on securities:
  Unrealized holding
    gains (losses).......     292         (163)    129      659         (354)     305       439         (230)    209
  Reclassification
    adjustments for
    (gains) losses
    included in net
    income...............    (623)         313    (310)    (103)          57      (46)     (106)          54     (52)
                          -------   ----------   -----   ------   ----------   ------   -------   ----------   -----
    Net unrealized gains
      (losses)...........    (331)         150    (181)     556         (297)     259       333         (176)    157
Foreign currency
  translation
  adjustments............   2,431           --   2,431   (1,402)          --   (1,402)    1,865           --   1,865
Minimum pension liability
  adjustments............     (13)           5      (8)      (2)           1       (1)        1           (.)      1
                          -------   ----------   -----   ------   ----------   ------   -------   ----------   -----
Other comprehensive
  income (loss)..........   2,087          155   2,242     (848)        (296)  (1,144)    2,199         (176)  2,023
                          =======   ==========   =====   ======   ==========   ======   =======   ==========   =====

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

MISCELLANEOUS

    Minority stockholders of Dornier GmbH have the right to exchange their interests in Dornier for holdings of equal value in DaimlerChrysler Luft- und Raumfahrt Holding AG or Ordinary Shares of DaimlerChrysler AG and such options are exercisable at any time.

    Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 1999, DaimlerChrysler management has proposed a distribution of [EURO]2,358 ([EURO]2.35 per share) of the 1999 earnings of DaimlerChrysler AG as a dividend to the stockholders.

21. Stock-Based Compensation

    The Group currently has various stock appreciation rights ("SARs") plans resulting from newly adopted plans and the conversion of former Daimler-Benz Stock Option and former Chrysler plans. In addition, the Group has a stock option plan which was originally established by Daimler-Benz in 1996 and has been converted to options for DaimlerChrysler Ordinary Shares. The Group also has a performance-based stock award plan. Prior to the Merger, Chrysler had both fixed stock option and performance-based stock compensation plans. These Chrysler plans were terminated as a result of the Merger and all outstanding options and awards became vested and were converted into equivalent DaimlerChrysler Ordinary Shares. The Group accounts for all stock-based compensation plans in accordance with APB Opinion No. 25 and related interpretations.

STOCK APPRECIATION-BASED PLANS

    In the first half of 1999, DaimlerChrysler established a new stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of [EURO]89.70.

    As discussed below, DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs in the second quarter of 1999.

    In conjunction with the consummation of the Merger in 1998, the Group implemented a SAR plan (22.3 million SARs at an exercise price of $75.56 each). The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the Merger. SARs which replaced stock options that were exercisable at the time of the consummation of the Merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the Merger became exercisable in two installments; 50 percent on the six-month and one-year anniversaries of the consummation date.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 1999 and 1998 is presented below (SARs in millions):

                                                                       1999                           1998
                                                           -----------------------------  -----------------------------
                                                             Number of    Weighted-avg.     Number of    Weighted-avg.
                                                               SARs       exercise price      SARs       exercise price
                                                           -------------  --------------  -------------  --------------
Outstanding at beginning of year.........................         22.2    [EURO] 64.58             --     [EURO]   --
Granted..................................................         11.4           89.70           22.3           64.58
Exchange of Stock Options for SARs.......................         15.2           79.79             --              --
Exercised................................................         (2.2)          64.91           (0.1)          64.58
Forfeited................................................         (0.8)          76.07             --              --
                                                             ---------      ----------      ---------      ----------
Outstanding at end of year...............................         45.8           75.68           22.2           64.58
                                                             =========      ==========      =========      ==========
SARs exercisable at year-end.............................         26.8    [EURO] 64.92           11.3    [EURO] 64.58
                                                             =========      ==========      =========      ==========

    The Group grants performance-based stock awards to certain eligible employees with performance periods of up to three years and track the value of DaimlerChrysler Ordinary Shares. The amount ultimately earned in cash compensation at the end of a performance period is based on the degree of achievement of corporate goals. In 1999, the Group issued 0.7 million performance-based stock awards.

    Compensation expense or benefit on SARs and performance-based stock awards is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares and, in case of performance-based stock awards, the attainment of certain performance goals. For the years ended December 31, 1999 and 1998 the Group recognized compensation benefit of [EURO]106 and compensation expense of [EURO]251, respectively, for SARs and performance-based stock awards.

STOCK OPTION PLANS

    DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provide for the granting of options ("Stock Options") for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the Plans are evidenced by non-transferable convertible bonds with a principal amount of [EURO]511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) have been held for a 24 month waiting period. The specific terms of these plans are as follows:

Bonds
granted in      Due      Stated interest rate   Conversion price
-----------  ----------  ---------------------  ----------------
1996          July 2006             5.9%         [EURO] 42.62
1997          July 2007             5.3%         [EURO] 65.90
1998          July 2008             4.4%         [EURO] 92.30

    In the second quarter of 1999, DaimlerChrysler converted all options granted under the 1998 and 1997 Stock Option Plans into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of a SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Analysis of the Stock Options issued to management is as follows (options in millions):

                                               1999                        1998                        1997
                                    --------------------------  --------------------------  --------------------------
                                                   Average                     Average                     Average
                                      Number      conversion      Number      conversion      Number      conversion
                                     of Stock     price per      of Stock     price per      of Stock     price per
                                     Options        share        Options        share        Options        share
                                    -----------  -------------  -----------  -------------  -----------  -------------
Balance at beginning of year.......       15.5   [EURO] 79.63          7.5   [EURO] 65.60          0.2   [EURO] 42.62
Bonds sold.........................         --             --          8.2          92.30          7.4          65.90
Converted..........................         --             --           (.)         42.62         (0.1)         42.62
Repayment..........................       (0.2)         79.10         (0.2)         72.22           (.)         65.90
Exchanged for SARs.................      (15.2)         79.79           --             --           --             --
                                    ----------   ------------   ----------   ------------   ----------   ------------
Outstanding at year-end............        0.1          42.62         15.5          79.63          7.5          65.60
                                    ==========   ============   ==========   ============   ==========   ============
Exercisable at year-end............        0.1   [EURO] 42.62          0.1   [EURO] 42.62          0.1   [EURO] 42.62
                                    ==========   ============   ==========   ============   ==========   ============

    No compensation expense was recognized in 1999 in connection with the stock option plans (1998: [EURO]38; 1997: none).

CHRYSLER FIXED STOCK OPTION COMPENSATION PLANS

    A summary of the status of fixed stock option grants under Chrysler's stock-based compensation plans as of December 31, 1998 and 1997, and changes during the years ending on those dates is presented below (options in millions):

                                               1998                        1997
                                     -------------------------   -------------------------
                                      Chrysler    Weighted-       Chrysler    Weighted-
                                       shares      average         shares     conversion
                                        under     conversion        under      exercise
                                       option       price          option       price
                                     ----------- -------------   ----------- -------------
Outstanding at beginning of year...        30.7  $      27.71          28.5  $      23.68
Granted............................         9.2         39.82          10.1         33.72
Exercised..........................        (3.8)        23.38          (7.8)        20.92
Forfeited..........................        (0.1)        30.60          (0.1)        26.70
Converted to DaimlerChrysler
  shares...........................       (36.0)        31.24            --            --
                                      ---------  ------------     ---------  ------------
Outstanding at end of year.........          --            --          30.7         27.71
                                      =========  ============     =========  ============
Options exercisable at year-end....          --            --          13.4  $      23.43
                                      =========  ============     =========  ============

    No compensation expense was recognized for Chrysler fixed stock option grants since the options had conversion prices of not less than the market value of Chrysler's common stock at the date of grant.

CHRYSLER PERFORMANCE-BASED STOCK COMPENSATION PLAN

    Chrysler's stock-based compensation plans also provided for the awarding of Performance Shares, which rewarded attainment of performance objectives. Performance Shares were awarded at the commencement of a performance cycle (two to three years) to each eligible executive (officers and a limited number of senior executives). At the end of each cycle, participants earned no Performance Shares or a number of Performance

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

Shares, ranging from a set minimum to a maximum of 150 percent of the award for that cycle, as determined by a committee of Chrysler's Board of Directors based on the Chrysler's performance in relation to the performance goals established at the beginning of the performance cycle.

    Compensation expense recognized for Performance Share awards was [EURO]65 and [EURO]18 for 1998 and 1997, respectively. Unearned Chrysler Performance Share awards outstanding at the date of the Merger and December 31, 1997 were
1.9 million and 0.9 million, respectively. As a result of the Merger, all Performance Shares were vested and converted into DaimlerChrysler Ordinary Shares.

MISCELLANEOUS

    If compensation expense for stock-based compensation had been based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS 123,"Accounting for Stock Based Compensation," the Group's net income and basic and diluted earnings per share would have been reduced by approximately [EURO]127 and [EURO]25 (basic earnings per share: [EURO]0.13 and [EURO]0.03; diluted earnings per share: [EURO]0.13 and [EURO]0.03) in 1998 and 1997, respectively. No additional compensation expense would have been recognized under SFAS 123 in 1999.

    The fair value of the DaimlerChrysler stock options issued in conjunction with the 1998 and 1997 Stock Option Plans was calculated at the grant date based on a trinomial tree option pricing model which considers the terms of the issuance. The underlying assumptions and the resulting fair value per option are as follows (at grant date):

                                                             1998            1997
                                                         -------------   -------------
Expected dividend yield................................          2.45%           0.83%
Expected volatility....................................          35.2%           26.2%
Risk-free interest rate................................          4.09%           3.65%
Expected lives (in years)..............................             2               2
Fair value per option..................................  [EURO] 19.38    [EURO] 11.76

    The fair value of each Chrysler fixed stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants and resulting fair values in 1998 and 1997:

                                                             1998            1997
                                                         -------------   -------------
Expected dividend yield................................           4.0%            4.7%
Expected volatility....................................            29%             26%
Risk-free interest rate................................           5.7%            6.2%
Expected lives (in years)..............................             5               5
Fair value per option..................................        $ 9.20          $ 6.79

    The fair value of each Performance Share award was estimated at the date of grant based on the market value of a share of Chrysler common stock on the date of grant. Performance Share awards were recognized over performance cycles of two to three years. However, because all outstanding fixed stock option and Performance Share grants were vested as of the date of the Merger, for purposes of SFAS 123, all remaining compensation expense was recognized in 1998.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

22. Accrued Liabilities

    Accrued liabilities are comprised of the following:

                                                                     At December 31,
                                                      ----------------------------------------------
                                                               1999                    1998
                                                      ----------------------  ----------------------
                                                                  Due after               Due after
                                                        Total     one year      Total     one year
                                                      ---------  -----------  ---------  -----------
Pension plans and similar obligations
  (see Note 22 a)...................................     14,048      13,075      16,618      15,714
Income and other taxes..............................      2,281          77       1,122         246
Other accrued liabilities (see Note 22 b)...........     21,366       7,813      16,889       6,464
                                                      ---------   ---------   ---------   ---------
                                                         37,695      20,965      34,629      22,424
                                                      =========   =========   =========   =========

A) PENSION PLANS AND SIMILAR OBLIGATIONS

    Pension plans and similar obligations are comprised of the following components:

                                                                              At December 31,
                                                                            --------------------
                                                                              1999       1998
                                                                            ---------  ---------
Pension liabilities (pension plans).......................................      5,588      9,148
Accrued postretirement health and life insurance benefits.................      7,756      7,020
Other benefit liabilities.................................................        704        450
                                                                            ---------  ---------
                                                                               14,048     16,618
                                                                            =========  =========

    In the fourth quarter of 1999, DaimlerChrysler AG established the "DaimlerChrysler Pension Trust" to provide for future pension benefit payments in Germany. DaimlerChrysler AG contributed [EURO]4,059 of securities to the Pension Trust, thereby reducing accrued pension liabilities. In January 2000, DaimlerChrysler AG contributed an additional [EURO]1,275 of securities to the Pension Trust.

    PENSION PLANS

    The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

    At December 31, 1999, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 9.7 million shares of DaimlerChrysler Ordinary Shares with a market value of [EURO]750 in a U.S. plan, which were contributed in connection with the Merger. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    The following information with respect to the Group's pension plans is presented by German Plans and Non-German Plans (principally comprised of plans in the U.S.). DaimlerChrysler uses the rates of the 1998 Heubeck mortality tables for the valuation of the German pension liabilities.

                                                               At December 31,       At December 31,
                                                                    1999                  1998
                                                             -------------------   -------------------
                                                                          Non-                  Non-
                                                              German     German     German     German
                                                              Plans      Plans      Plans      Plans
                                                             --------   --------   --------   --------
Change in Projected benefit obligations:
  Projected benefit obligations at beginning of year.......   12,599     16,010     11,378     15,905
                                                              ------     ------     ------     ------
    Foreign currency exchange rate changes.................       --      2,664         --     (1,212)
    Service cost...........................................      267        430        258        429
    Interest cost..........................................      756      1,185        732      1,033
    Plan amendments........................................       --      1,983         35         47
    Actuarial (gains) losses...............................      (28)    (2,142)       686        821
    Acquisitions and other.................................       68        518         12        (22)
    Benefits paid..........................................     (539)    (1,070)      (502)      (991)
                                                              ------     ------     ------     ------
  Projected benefit obligations at end of year.............   13,123     19,578     12,599     16,010
                                                              ======     ======     ======     ======
Change in plan assets
  Fair value of plan assets at beginning of year...........    2,898     19,424      2,740     18,012
                                                              ------     ------     ------     ------
    Foreign currency exchange rate changes.................       --      3,309         --     (1,410)
    Actual return on plan assets...........................      226      3,463        302      2,478
    Employer contributions.................................    4,059        166         --      1,305
    Plan participant contributions.........................       --         27         --         20
    Acquisitions and other.................................       --        498         --          7
    Benefits paid..........................................     (149)    (1,064)      (144)      (988)
                                                              ------     ------     ------     ------
  Fair value of plan assets at end of year.................    7,034     25,823      2,898     19,424
                                                              ======     ======     ======     ======

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    A reconcilation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                                At December 31,       At December 31,
                                                                     1999                  1998
                                                              -------------------   -------------------
                                                                           Non-                  Non-
                                                               German     German     German     German
                                                               Plans      Plans      Plans      Plans
                                                              --------   --------   --------   --------
Funded status(1)............................................   6,089      (6,245)    9,701      (3,414)
  Unrecognized actuarial net gains (losses).................    (691)      3,859      (723)         54
  Unrecognized prior service cost...........................      (7)     (3,530)       (6)     (1,530)
  Unrecognized net assets at date of initial application....      --        (252)       --        (357)
                                                               -----      ------     -----      ------
Net amount recognized.......................................   5,391      (6,168)    8,972      (5,247)
                                                               =====      ======     =====      ======
Amounts recognized in the consolidated balance sheets
  consist of:
  Prepaid pension cost......................................      --      (6,236)       --      (5,309)
  Accrued pension liability.................................   5,391         197     8,972         176
  Intangible assets.........................................      --         (98)       --         (94)
  Accumulated other comprehensive income....................      --         (31)       --         (20)
                                                               -----      ------     -----      ------
Net amount recognized.......................................   5,391      (6,168)    8,972      (5,247)
                                                               =====      ======     =====      ======

------------------------

(1) Difference between the projected benefit obligations and the fair value of plan assets.

    Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated. The weighted-average assumptions used in calculating the actuarial values for the principal pension plans were as follows (in %):

                                                                                                         Non-German
                                                                       German Plans                        Plans
                                                              ------------------------------   ------------------------------
                                                                1999       1998       1997       1999       1998       1997
                                                              --------   --------   --------   --------   --------   --------
Weighted-average assumptions as of December 31:
  Discount rate.............................................    6.0        6.0        6.5        7.5        6.5        6.8
  Expected return on plan assets............................    7.7        7.7        7.7        9.8        9.8        9.8
  Rate of compensation increase.............................    2.8        3.0        3.5        5.9        6.0        6.0

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    The components of net periodic pension cost were as follows:

                                                    1999                  1998                  1997
                                             -------------------   -------------------   -------------------
                                                          Non-                  Non-                  Non-
                                              German     German     German     German     German     German
                                              Plans      Plans      Plans      Plans      Plans      Plans
                                             --------   --------   --------   --------   --------   --------
Service cost...............................     267         430       258         429       243         295
Interest cost..............................     756       1,185       732       1,033       718         998
Expected return on plan assets.............    (223)     (1,872)     (203)     (1,514)     (198)     (1,372)
Amortization of:
  Unrecognized net actuarial losses
  (gains)..................................       1          41        (2)         80        (1)         54
  Unrecognized prior service cost..........      --         214        --         187        (2)        196
  Unrecognized net obligation..............      --         129        --         126        --         125
  Other....................................       1           2        (3)          3        --          21
                                               ----      ------      ----      ------      ----      ------
Net periodic pension cost..................     802         129       782         344       760         317
                                               ====      ======      ====      ======      ====      ======

    The projected benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were [EURO]13,934 and [EURO]7,818, respectively, as of December 31, 1999 and [EURO]13,391 and [EURO]3,497, respectively, as of December 31, 1998.

    OTHER POSTRETIREMENT BENEFITS

    Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified periodically.

    At December 31, 1999, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    The following information is presented with respect to the Group's postretirement benefit plans.

                                                                 At December 31,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
Change in accumulated postretirement benefit obligations:
  Accumulated postretirement benefit obligations at
    beginning of year.......................................    9,886        9,667
                                                               ------        -----
    Foreign currency exchange rate changes..................    1,645         (763)
    Service cost............................................      209          189
    Interest cost...........................................      702          646
    Plan amendments.........................................      246          280
    Actuarial (gains) losses................................   (1,687)         373
    Acquisitions and other..................................       51          (52)
    Benefits paid...........................................     (525)        (454)
                                                               ------        -----
  Accumulated postretirement benefit obligations at
    end of year.............................................   10,527        9,886
                                                               ======        =====

Change in plan assets:
  Fair value of plan assets at beginning of year............    1,574           91
                                                               ------        -----
    Foreign currency exchange rate changes..................      273          (24)
    Actual return on plan assets............................      241           13
    Employer contributions..................................      773        1,498
    Benefits paid...........................................      (45)          (4)
                                                               ------        -----
  Fair value of plan assets at end of year..................    2,816        1,574
                                                               ======        =====

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                                 At December 31,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
Funded status(1)............................................   7,711          8,312
  Unrecognized actuarial net gains (losses).................     574         (1,015)
  Unrecognized prior service cost...........................    (529)          (277)
                                                               -----         ------
Net amount recognized.......................................   7,756          7,020
                                                               =====         ======

------------------------

(1) Difference between the accumulated postretirement obligations and the fair value of plan assets.

    The amount recognized in the consolidated balance sheets consists only of accrued postretirement health and life insurance benefits.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated. The weighted-average assumptions used in calculating the actuarial values for the postretirement benefit plans were as follows (in %):

                                                                1999       1998       1997
                                                              --------   --------   --------
Weighted-average assumptions as of December 31:
  Discount rate.............................................     7.8        6.5       6.8
  Expected return on plan assets............................    10.0       10.0       8.5
  Health care inflation rate in following (or "base")
    year....................................................     5.8        6.0       6.5
  Ultimate health care inflation rate (2002)................     5.0        5.0       5.0

    The components of net periodic postretirement benefit cost were as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
Service cost................................................     209        189       164
Interest cost...............................................     702        646       592
Expected return on plan assets..............................    (169)        (6)       (5)
Amortization of:
  Unrecognized net actuarial losses (gains).................      10         14        (1)
  Unrecognized prior service cost...........................      31         23         4
  Unrecognized net asset....................................      --         --        (1)
Other.......................................................      --         --         2
                                                                ----       ----       ---
Net periodic postretirement benefit cost....................     783        866       755
                                                                ====       ====       ===

    The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

                                                              1-Percentage-    1-Percentage-
                                                              Point Increase   Point Decrease
                                                              --------------   --------------
Effect on total of service and interest cost components.....        121               (99)
Effect on accumulated postretirement benefit obligations....      1,117              (870)

    PREPAID EMPLOYEE BENEFITS

    In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 1999 and 1998, the VEBA had a balance of [EURO]3,231 and [EURO]1,979, respectively, of which [EURO]2,698 and [EURO]1,498, respectively, were designated and restricted for the payment of postretirement health care benefits. Contributions to the VEBA trust during the years ended December 31, 1999, 1998 and 1997 were [EURO]727, [EURO]292 and [EURO]975, respectively.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

B) OTHER ACCRUED LIABILITIES

    Other accrued liabilities consisted of the following:

                                                                At December 31,
                                                              -------------------
                                                               1999       1998
                                                               ------     ------
Accrued warranty costs and price risks......................    7,505      6,386
Accrued losses on uncompleted contracts.....................      993        762
Restructuring...............................................      595        635
Accrued personnel and social costs..........................    3,409      2,263
Other.......................................................    8,864      6,843
                                                               ------     ------
                                                               21,366     16,889
                                                               ======     ======

    Accruals for restructuring comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

                                                              Termination     Exit        Total
                                                               benefits      costs     liabilities
                                                              -----------   --------   -----------
Balance at January 1, 1997..................................       570         363          933
Utilizations and transfers..................................      (269)       (187)        (456)
Reductions..................................................       (45)        (37)         (82)
Additions...................................................       299          34          333
                                                                 -----       -----        -----
Balance at December 31, 1997................................       555         173          728
Utilizations and transfers..................................      (242)       (110)        (352)
Reductions..................................................       (12)        (19)         (31)
Additions...................................................       259          31          290
                                                                 -----       -----        -----
Balance at December 31, 1998................................       560          75          635
Utilizations and transfers..................................      (321)         21         (300)
Reductions..................................................       (15)         (9)         (24)
Additions...................................................       183         101          284
                                                                 -----       -----        -----
Balance at December 31, 1999................................       407         188          595
                                                                 =====       =====        =====

    In connection with the Group's restructuring, provisions were recorded for termination benefits of [EURO]183 (1998: [EURO]259; 1997: [EURO]299), in 1999 principally within directly managed businesses and DaimlerChrysler Aerospace, in 1998 principally within the Automotive Business of the former Daimler-Benz Group and DaimlerChrysler Aerospace and in 1997 principally within the Automotive Business of the former Daimler-Benz Group. In connection with these restructuring efforts, the Group effected workforce reductions of approximately 2,400 employees (1998: 7,100; 1997: 6,600) and paid termination benefits of [EURO]239 (1998: [EURO]413; 1997: [EURO]503), of which [EURO]168 (1998:
[EURO]242; 1997: [EURO]269) were charged against previously established liabilities. At December 31, 1999 the Group had liabilities for estimated future terminations for approximately 7,400 employees.

    Exit costs in 1999, 1998 and 1997 primarily result from the restructuring of directly managed businesses.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

23. Financial Liabilities

                                                                            At December 31,
                                                                          -------------------
                                                                            1999       1998
                                                                          --------   --------
Notes/Bonds.................................................                7,892      3,207
Commercial paper............................................               20,879     11,015
Liabilities to financial institutions.......................                5,941      4,999
Liabilities to affiliated companies.........................                  466        158
Loans, other financial liabilities..........................                  257        319
Liabilities from capital lease and residual value
  guarantees................................................                1,286        777
                                                                           ------     ------
Short-term financial liabilities (due within one year)......               36,721     20,475
                                                                           ------     ------

                                                              Maturities
                                                              ---------
Notes/Bonds ................................................  2001-2097    21,440     14,576
  of which due in more than five years: [EURO]5,781 (1998:
  [EURO]2,605)
Liabilities to financial institutions ......................  2001-2019     5,398      4,311
  of which due in more than five years: [EURO]2,455 (1998:
  [EURO]2,185)
Liabilities to affiliated companies ........................                  145        171
  of which due in more than five years: [EURO]-- (1998:
  [EURO]28)
Loans, other financial liabilities .........................                  192         64
  of which due in more than five years: [EURO]53 (1998:
  [EURO]36)
Liabilities from capital lease and residual value
  guarantees ...............................................                  592        833
  of which due in more than five years: [EURO]258 (1998:
  [EURO]228)
                                                                           ------     ------
Long-term financial liabilities.............................               27,767     19,955
                                                                           ------     ------
                                                                           64,488     40,430
                                                                           ======     ======

    Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 6.9%, 5.6% and 4.7%, respectively, at December 31, 1999.

    Commercial paper is denominated in euros and U.S. dollars and includes accrued interest. Bonds and liabilities to financial institutions are largely secured by mortgage conveyance, liens and assignment of receivables of approximately [EURO]1,599 (1998: [EURO]1,526).

    Aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

                                                                                                          there-
                                                    2000       2001       2002       2003       2004      after
                                                  --------   --------   --------   --------   --------   --------
Financial liabilities...........................   36,721     6,617      6,996      2,750       2,857     8,547

    At December 31, 1999, the Group had unused short-term credit lines of [EURO]12,821 (1998: [EURO]7,984) and unused long-term credit lines of [EURO]11,046 (1998: [EURO]10,903). In July 1999, DaimlerChrysler consolidated its existing credit facilities into a $17 billion revolving credit facility with a syndicate of international banks. The new credit agreement is divided into two tranches. The first tranche is a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion with a maturity of 7 years at interest rates based on LIBOR. The second tranche is a revolving credit facility which allows DaimlerChrysler North America

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $12 billion ($6 billion with a maturity of 5 years and $6 billion with a maturity of 1 year) at various interest rates. The $12 billion revolving credit facility serves as a back-up for certain commercial paper drawings.

24. Trade Liabilities

                                              At December 31, 1999             At December 31, 1998
                                         ------------------------------   ------------------------------
                                                               Due                              Due
                                                     Due       after                  Due       after
                                                    after      five                  after      five
                                          Total     one year   years       Total     one year   years
                                          ------       --         --       ------       --         --
Trade liabilities......................   15,786       26         1        12,848       54         1

25. Other Liabilities

                                                      At December 31, 1999             At December 31, 1998
                                                 ------------------------------   ------------------------------
                                                                        Due                              Due
                                                             Due       after                  Due       after
                                                            after      five                  after      five
                                                  Total     one year   years      Total      one year   years
                                                  ------      ---         --       -----       ---         --
Liabilities to affiliated companies............      411       56         56         349        --         --
Liabilities to related companies...............    1,193        3         --         665        20         11
Other liabilities..............................    8,682      229          9       8,235       587          2
                                                  ------      ---         --       -----       ---         --
                                                  10,286      288         65       9,249       607         13
                                                  ======      ===         ==       =====       ===         ==

    Liabilities to related companies are primarily obligations to Airbus Industrie G.I.E., Toulouse.

    As of December 31, 1999, other liabilities include tax liabilities of [EURO]871 (1998: [EURO]1,025) and social benefits due of [EURO]758 (1998:
[EURO]759).

26. Deferred Income

    As of December 31, 1999, [EURO]907 of the total deferred income is to be recognized after more than one year (1998: [EURO]986).

OTHER NOTES

27. Litigation and Claims

    Various claims and legal proceedings have been asserted or instituted against the Group, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

28. Commitments and Contingencies

    Commitments and contingencies are presented at their contractual values and include the following:

                                                                 At December 31,
                                                              ----------------------
                                                               1999          1998
                                                               -----         -----
Guarantees..................................................   3,564         2,449
Notes payable...............................................      33           103
Contractual guarantees......................................     303           500
Pledges of indebtedness of others...........................     373           307
                                                               -----         -----
                                                               4,273         3,359
                                                               =====         =====

    Contingent liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships and project groups.

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

    DaimlerChrysler periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. DaimlerChrysler establishes reserves for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized. The estimated future costs of these actions are based primarily on prior experience. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action, and the nature of the corrective action which may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a material effect on DaimlerChrysler's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, DaimlerChrysler believes that any such adjustment should not materially affect its consolidated financial position.

    In connection with the development of aircraft, DaimlerChrysler Aerospace Airbus GmbH ("DA") is committed to Airbus Industrie to incur future development costs. At December 31, 1999, the remaining commitment not recorded in the financial statements aggregated approximately [EURO]342.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Airbus Industrie G.I.E. ("Airbus consortium") has given a performance guarantee to Agence Executive, the French government agency overseeing Airbus. This performance guarantee has been assumed by DA to the extent of its 37.9% participation in the Airbus consortium.

    At December 31, 1999, in connection with DA's participation in the Airbus consortium, DA was contingently liable related to the Airbus consortium's irrevocable financing commitments in respect of aircraft on order, including options, for delivery in the future. In addition, DA was also contingently liable related to credit guarantees and participations in financing receivables of the Airbus consortium under certain customer finance programs. When entering into such customer financing commitments, the Airbus consortium has generally established a secured position in the aircraft being financed. The Airbus consortium and DA believe that the estimated fair value of the aircraft securing such commitments would substantially offset any potential losses from the commitments. Based on experience, the probability of material losses from such customer financing commitments is considered remote.

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

    During 1998 and 1997, DaimlerChrysler Aerospace Airbus GmbH settled these contingent obligations with the Federal Republic of Germany for payments of [EURO]895 and [EURO]716, respectively. The 1998 settlement, which resulted in the complete discharge of all remaining obligations to the German Federal Government, related to the Airbus A300/310 and A330/340 series aircraft as well as to financial assistance not related to development, while the 1997 settlement related primarily to the A320 aircraft and its derivatives. Of the foregoing settlement payments, [EURO]229 and [EURO]369 were expensed in 1998 and 1997, respectively. The remainder of the settlement payments were capitalized and are being amortized over those aircraft to be delivered in the future to which the settlements related.

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

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Total rentals under operating leases, charged as an expense in the statement of income, amounted to [EURO]964 (1998: [EURO]984; 1997: [EURO]910). Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 1999 are as follows:

                                                        Operating leases
                                                        ----------------
2000..................................................         676
2001..................................................         452
2002..................................................         341
2003..................................................         252
2004..................................................         217
thereafter............................................         904

29. Information About Financial Instruments

A) USE OF FINANCIAL INSTRUMENTS

    In the course of day-to-day financial management, DaimlerChrysler purchases financial instruments, such as financial investments, variable- and fixed-interest bearing securities, equity securities, forward exchange contracts and currency options. The Group also issues financial instruments such as eurobonds, commercial paper and medium-term-notes. As a consequence of purchasing and issuing these types of financial instruments, the Group may be exposed to risks from changes in interest and currency exchange rates as well as share prices. Additionally, the Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. DaimlerChrysler uses derivative financial instruments to reduce such risks. Without the use of these instruments the Group's market risks would be higher.

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

    The notional amounts of off-balance sheet financial instruments are as follows:

                                                               At December 31,
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
Currency contracts.........................................   28,974     28,204
Interest rate contracts....................................   25,911     26,162

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Currency contracts include foreign exchange forward and option contracts which are mainly utilized to hedge existing receivables and liabilities, firm commitments and anticipated transactions denominated in foreign currencies (principally U.S. dollars, Japanese Yen and major non-euro currencies in Europe). The objective of the Group's hedging transactions is to reduce the market risk of its foreign denominated future cash flows to exchange rate fluctuations. The Group has entered into currency contracts for periods of one to five years.

    The Group enters into interest rate and interest rate cross-currency swaps, interest rate forward and futures contracts and interest rate options in order to safeguard financial investments against fluctuating interest rates as well as to reduce funding costs, to diversify sources of funding, or to alter interest rate exposures arising from mismatches between assets and liabilities.

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

    The carrying amounts and fair values of the Group's financial instruments are as follows:

                                                        At December 31, 1999      At December 31, 1998
                                                       -----------------------   -----------------------
                                                       Carrying         Fair     Carrying         Fair
                                                        amount         value      amount         value
                                                       --------       --------   --------       --------
Financial instruments (other than derivative
  instruments):
  Assets:
    Financial assets.................................    1,360          1,360        912            912
    Receivables from financial services..............   38,735         38,835     26,468         26,460
    Securities.......................................    8,969          8,969     12,160         12,160
    Cash and cash equivalents........................    9,099          9,099      6,589          6,589
    Other............................................      133            133        261            261
  Liabilities:
    Financial liabilities............................   64,488         64,954     40,430         40,459

Derivative instruments:
  Assets:
    Currency contracts...............................       57             74        338            744
    Interest rate contracts..........................       34            348         97            309
  Liabilities:
    Currency contracts...............................      944          2,109        268            349
    Interest rate contracts..........................       61            590         19            303

    In determining the fair values of derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration. At

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

December 31, 1999 and 1998, the Group had deferred net unrealized gains (losses) on forward currency exchange contracts and options of [EURO](1,148) and [EURO]325, respectively, purchased against firm foreign currency denominated sales commitments extending for a period of three years.

    The carrying amounts of cash, other receivables and accounts payable approximate fair values due to the short-term maturities of these instruments.

    The methods and assumptions used to determine the fair values of other financial instruments are summarized below:

    FINANCIAL ASSETS AND SECURITIES -- The fair values of securities in the portfolio were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as certain of these investments are not publicly traded and determination of fair values is impracticable.

    RECEIVABLES FROM FINANCIAL SERVICES -- The carrying amounts of variable rate finance receivables were estimated to approximate fair value since they are priced at current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current rates at which comparable loans of similar maturity would be made as of December 31, 1999 and 1998.

    The fair values of residual cash flows and other subordinated amounts arising from receivable sale transactions were estimated by discounting expected cash flows at current market rates.

    FINANCIAL LIABILITIES -- The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term notes and bonds were estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

    INTEREST RATE CONTRACTS -- The fair values of existing instruments to hedge interest rate risks (e.g. interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

    CURRENCY CONTRACTS -- The fair values of forward foreign exchange contracts were based on EZB reference exchange rates that consider forward premiums or discounts. Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

D) ACCOUNTING FOR AND REPORTING OF FINANCIAL INSTRUMENTS

    The income or expense of the Group's financial instruments (other than derivative instruments), with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities, are recognized in financial income, net. Interest income on receivables from financial services and gains and losses from sales of receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their related captions.

    Financial instruments, including derivatives, purchased to offset the Group's exposure to identifiable and committed transactions with price, interest or currency risks are accounted for together with the underlying business transactions ("hedge accounting"). Gains and losses on forward contracts and options hedging firm

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

foreign currency commitments are deferred off-balance sheet and are recognized as a component of the related transactions, when recorded (the "deferral method"). However, a loss is not deferred if deferral would lead to the recognition of a loss in future periods.

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

    In the event of an early termination of an interest rate related derivative designated as a hedge, the gain or loss is deferred and recorded as an adjustment to interest income, net over the remaining term of the underlying financial instrument.

    All other financial instruments, including derivatives, purchased to offset the Group's net exposure to price, interest or currency risks, but which are not designated as hedges of specific assets, liabilities or firm commitments are marked to market and any resulting unrealized gains and losses are recognized currently in financial income, net. The carrying amounts of derivative instruments are included under other assets and accrued liabilities.

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

30. Segment Reporting

    During the first quarter of 1999, DaimlerChrysler combined the activities of the Chrysler Financial Services segment and the Services segment into a new segment entitled Services. Prior periods have been reclassified to conform with the 1999 presentation. Information with respect to the Group's industry segments follows:

    MERCEDES-BENZ PASSENGER CARS & SMART. This segment includes activities related mainly to the development, manufacture and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz and smart as well as related parts and accessories.

    CHRYSLER GROUP. This segment includes the research, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Plymouth, Jeep-Registered Trademark- and Dodge and related automotive parts and accessories.

    COMMERCIAL VEHICLES. This segment is involved in the development, manufacture and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz and Freightliner.

    SERVICES. The activities in this segment extend to the marketing of services related to information technology, financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading as well as telecommunications and media (in 1998 and 1997).

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    AEROSPACE. This division comprises the development, manufacture and sale of commercial and military aircraft and helicopters, satellites and related space transportation systems, defense-related products, including radar and radio systems, and propulsion systems.

    OTHER. Represents principally the Directly Managed Businesses including rail systems (including 50% interest in Adtranz in 1998 and 1997), automotive electronics (including microelectronics in 1997) and diesel engines. Other also contains corporate research, real estate activities and holding and financing companies.

    The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (U.S. GAAP). The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income before financial income and income taxes included in the consolidated statement of income, modified to exclude certain pension and postretirement benefit costs, to include certain financial income, net and to include or exclude certain miscellaneous items, principally representing merger costs in 1998. Additionally, in 1999 the pre-tax gains on the sales of shares in debitel of [EURO]1,140 (see Note 9) have been included in the measurement of the Services segment operating profit since such amounts were included in the Group's measurement of the segment's performance.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices.

    Revenues are allocated to countries based on the location of the customer; long-term assets, according to the location of the respective units.

    Capital expenditures represent the purchase of property, plant and equipment.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

                                        Mercedes-
                                          Benz
                                        Passenger
                                          Cars      Chrysler   Commercial                Aero-                 Elimi-    Consoli-
                                         & smart     Group      Vehicles     Services    space      Other     nations     dated
                                        ---------   --------   -----------   --------   --------   --------   --------   --------
1999
Revenues..............................   35,592      63,666      25,480       10,662      9,144      5,441         --    149,985
Intersegment sales....................    2,508         419       1,215        2,270         47        411     (6,870)        --
                                         ------      ------      ------       ------     ------     ------    -------    -------
Total revenues........................   38,100      64,085      26,695       12,932      9,191      5,852     (6,870)   149,985

Operating Profit (Loss)...............    2,703       5,051       1,067        2,039        730       (399)      (179)    11,012

Identifiable segment assets...........   17,611      49,825      11,549       77,266     11,934     65,368    (58,886)   174,667

Capital expenditures..................    2,228       5,224         770          324        336        589         (1)     9,470
Depreciation and amortization.........    1,580       3,346         677        3,348        290        275       (187)     9,329

1998
Revenues..............................   30,859      56,350      22,374       10,371      8,722      3,106         --    131,782
Intersegment sales....................    1,728          62         788        1,039         48        420     (4,085)        --
                                         ------      ------      ------       ------     ------     ------    -------    -------
Total revenues........................   32,587      56,412      23,162       11,410      8,770      3,526     (4,085)   131,782

Operating Profit (Loss)...............    1,993       4,255         946          985        623       (130)       (79)     8,593

Identifiable segment assets...........   17,098      38,121      11,936       49,625     12,970     33,653    (27,254)   136,149

Capital expenditures..................    1,995       3,920         832          285        326        797         --      8,155
Depreciation and amortization.........    1,310       2,837         692        2,038        289        293       (168)     7,291

1997
Revenues..............................   25,874      52,023      19,481        8,679      7,751      3,764         --    117,572
Intersegment sales....................    1,680           3         531          725         65        257     (3,261)        --
                                         ------      ------      ------       ------     ------     ------    -------    -------
Total revenues........................   27,554      52,026      20,012        9,404      7,816      4,021     (3,261)   117,572

Operating Profit (Loss)...............    1,716       3,412         342          777        284       (214)       (87)     6,230

Identifiable segment assets...........   15,003      38,976      11,000       41,921     11,174     23,926    (17,169)   124,831

Capital expenditures..................    1,885       4,501         601          193        255        635        (19)     8,051
Depreciation and amortization.........    1,160       2,288         687        1,627        306        324       (170)     6,222

    Capital expenditures for equipment on operating leases for 1999, 1998 and 1997 for the Services segment amounted to [EURO]16,144, [EURO]7,188 and [EURO]4,861, respectively.

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

                                                                1999       1998       1997
                                                              --------   --------   --------
Income before financial income, income taxes and
  extraordinary items.......................................    9,324     7,330      5,512

  Not allocated:
    certain pension and postretirement benefit costs........      379       688        721
    miscellaneous (1998: principally merger costs)..........      150       746         35
  Allocated:
    certain financial income, net...........................       19      (171)       (38)
    extraordinary item--gains on disposals of a business
      (before income taxes; see Note 9).....................    1,140        --         --
                                                               ------     -----      -----
Consolidated operating profit...............................   11,012     8,593      6,230
                                                               ======     =====      =====

                                                              Other
                                      European              American                 Other     Consoli-
Revenues                   Germany    Union(1)     U.S.     countries     Asia     countries    dated
--------                   --------   --------   --------   ---------   --------   ---------   --------
1999....................    28,393     21,567     78,104     11,727      4,796       5,398     149,985
1998....................    24,918     20,072     65,300     11,519      4,311       5,662     131,782
1997....................    21,317     17,132     56,615     10,576      5,587       6,345     117,572

------------------------
(1) Excluding Germany.

    Germany accounts for [EURO]14,711 of long-term assets (1998: [EURO]12,953; 1997: [EURO]12,040), the U.S. for [EURO]43,036 (1998: [EURO]25,344; 1997:
[EURO]22,632) and other countries for [EURO]12,701 (1998: [EURO]11,309; 1997:
[EURO]9,797).

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

31. Earnings per Share

    The computation of basic and diluted earnings per share for "Income before extraordinary items" is as follows (in millions of euros or millions of shares, except earnings per share):

                                                          Year ended December 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
  Income before extraordinary items..................    5,106     4,949      6,547
  Less: preferred stock dividends....................       --        --         (1)
                                                       -------     -----      -----
Income before extraordinary items--basic.............    5,106     4,949      6,546
                                                       =======     =====      =====

  Income before extraordinary items..................    5,106     4,949      6,547
  Interest expense on convertible bonds and notes
   (net of tax)......................................       18        20         19
                                                       -------     -----      -----
Income before extraordinary items--diluted...........    5,124     4,969      6,566
                                                       =======     =====      =====

Weighted average number of shares
  outstanding--basic.................................  1,002.9     959.3      949.3
                                                       =======     =====      =====
  Dilutive effect of convertible bonds and notes.....     10.7      19.8       12.8
  Shares issued on exercise of dilutive options......       --      18.3       17.7
  Shares purchased with proceeds of options..........       --     (11.8)     (13.5)
  Shares applicable to convertible preferred stock...       --       0.2        0.8
  Shares contingently issuable.......................       --       1.3        1.1
                                                       -------     -----      -----
Weighted average number of shares
  outstanding--diluted...............................  1,013.6     987.1      968.2
                                                       =======     =====      =====

Earnings per share before extraordinary items
  Basic..............................................     5.09      5.16       6.90
                                                       =======     =====      =====
  Diluted............................................     5.06      5.04       6.78
                                                       =======     =====      =====

    An income tax charge of [EURO]812 relating to changes in German tax laws was included in the consolidated statement of income for the year ended
December 31, 1999 and resulted in a reduction of basic and diluted earnings per share of [EURO]0.81 and [EURO]0.80, respectively (see Note 8). In 1998, merger costs of [EURO]401 (net of tax) impacted basic and diluted earnings per share by a decrease of [EURO]0.42 and [EURO]0.41. In 1997, tax benefits relating to a special distribution and to a decrease in the deferred tax asset valuation allowance of [EURO]2,490 resulted in an increase of basic and diluted earnings per share by [EURO]2.62 and [EURO]2.57, respectively.

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

    Unexercised employee stock options to purchase 0.2 million shares of DaimlerChrysler Ordinary Shares as of December 31, 1997 were not included in the computations of diluted earnings per share because the options' exercise prices were greater than the average market price of DaimlerChrysler Ordinary Shares during the period.

                               DAIMLERCHRYSLER AG

32. Summarized Financial Information

    Summarized financial information for DaimlerChrysler North America Holding Corporation (formerly Daimler-Benz North America Corporation), DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are set forth below (in millions of U.S. $):

                                                                1999       1998
                                                              --------   --------
DaimlerChrysler North America Holding Corporation
  and consolidated subsidiaries(1)

  Cash, cash equivalents and marketable securities..........    9,624      8,592
  Receivables from financial services.......................   26,515     21,463
  Property and equipment, net...............................   24,737     22,347
  Equipment on operating leases, net........................   22,898     13,176
  Other assets..............................................   25,146     22,722
                                                              -------    -------
  Total assets..............................................  108,920     88,300
                                                              =======    =======

  Current liabilities.......................................   54,137     41,364
  Non-current liabilities...................................   35,099     30,212
  Stockholder's equity......................................   19,684     16,724
                                                              -------    -------
  Stockholder's equity and liabilities......................  108,920     88,300
                                                              =======    =======

                                                                1999       1998       1997
                                                              --------   --------   --------
  Revenues:
  Net sales of products.....................................   89,292     78,405     69,581
  Finance and other revenues................................    7,468      6,321      6,168
  Total expenses............................................   92,278     80,845     72,639
  Income before extraordinary item..........................    4,482      3,881      3,110
  Net income................................................    4,462      3,738      3,110

------------------------

(1) Effective December 31, 1999, DaimlerChrysler AG contributed its shares of DaimlerChrysler Corporation to DaimlerChrysler North America Holding Corporation. Accordingly, 1998 and 1997 amounts have been restated to include the accounts of DaimlerChrysler Corporation and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG

                                                                1999       1998
                                                              --------   --------
DaimlerChrysler Corporation and consolidated subsidiaries(1)
  Cash, cash equivalents and marketable securities..........    8,671      8,049
  Receivables from financial services.......................   15,042     14,191
  Property and equipment, net...............................   23,131     20,799
  Other assets..............................................   35,499     25,984
                                                              -------    -------
  Total assets..............................................   82,343     69,023
                                                              =======    =======

  Current liabilities.......................................   35,985     30,989
  Non-current liabilities...................................   30,735     24,879
  Stockholder's equity......................................   15,623     13,155
                                                              -------    -------
  Stockholder's equity and liabilities......................   82,343     69,023
                                                              =======    =======

                                                                1999       1998       1997
                                                              --------   --------   --------
  Revenues:
  Sales of manufactured products............................   67,176     61,721     56,986
  Finance and insurance revenues............................    4,114      2,062      1,636
  Other revenues............................................    1,060      1,796      2,451
  Total expenses............................................   68,425     62,348     58,268
  Income before extraordinary item..........................    3,925      3,231      2,805
  Net income................................................    3,905      3,088      2,805

------------------------------

(1) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                                                                1999       1998
                                                              --------   --------
Chrysler Financial Company, L.L.C. and consolidated
  subsidiaries
  Finance receivables and retained interests, net...........   18,713     17,307
  Vehicles leased, net......................................   11,850      4,133
  Loans and other amounts due from affiliates...............    1,852      1,930
  Other assets..............................................    1,709      1,940
                                                              -------    -------
  Total assets..............................................   34,124     25,310
                                                              =======    =======

  Current liabilities.......................................   14,178      9,946
  Non-current liabilities...................................   16,622     12,028
  Shareholder's investment..................................    3,324      3,336
                                                              -------    -------
  Shareholder's investment and liabilities..................   34,124     25,310
                                                              =======    =======

                                                                1999       1998       1997
                                                              --------   --------   --------
  Net margin and other revenues.............................    1,401      1,705      1,669
  Total costs and expenses..................................      922      1,012      1,032
  Net earnings..............................................      374        457        419

                               DAIMLERCHRYSLER AG

               (in millions of [EURO], except per share amounts)

    Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities. Certain prior year amounts for DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. have been reclassified to conform to the current year presentation.

33. Formation of EADS

    In October 1999, DaimlerChrysler, the French Lagardere Group and the French government agreed to merge their respective aerospace and defense activities into a new company. In December 1999, Sociedad Estatal de Participaciones Industriales (SEPI) agreed to join the Franco-German alliance. The new corporation, to be called European Aeronautic, Defense and Space Company (EADS), will be established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. (CASA). The transaction is expected to be completed in the first half of 2000. Consummation of the merger is subject to various conditions, including among others, approval of certain governmental authorities.

                               DAIMLERCHRYSLER AG

                        Allowance for Doubtful Accounts

                            (in millions of [EURO])

                                                        Balance at   Charged to                 Balance
                                                        beginning    costs and      Amounts      at end
                                                         of 1999      expenses    written off   of 1999
                                                        ----------   ----------   -----------   --------
Receivables from financial services...................       364         510         (275)         599
Trade receivables.....................................       857          49         (108)         798
Other receivables.....................................     1,249         125         (247)       1,127
                                                           -----         ---         ----        -----
                                                           2,470         684         (630)       2,524
                                                           =====         ===         ====        =====

                                                        Balance at   Charged to                 Balance
                                                        beginning    costs and      Amounts      at end
                                                         of 1998      expenses    written off   of 1998
                                                        ----------   ----------   -----------   --------
Receivables from financial services...................       401         452         (489)         364
Trade receivables.....................................       819          89          (51)         857
Other receivables.....................................     1,206         104          (61)       1,249
                                                           -----         ---         ----        -----
                                                           2,426         645         (601)       2,470
                                                           =====         ===         ====        =====

                                                        Balance at   Charged to                 Balance
                                                        beginning    costs and      Amounts      at end
                                                         of 1997      expenses    written off   of 1997
                                                        ----------   ----------   -----------   --------
Receivables from financial services...................       346         562         (507)         401
Trade receivables.....................................       743         121          (45)         819
Other receivables.....................................     1,348          73         (215)       1,206
                                                           -----         ---         ----        -----
                                                           2,437         756         (767)       2,426
                                                           =====         ===         ====        =====

This report has
been printed on
environment-friendly
paper bleached without
the use of chlorine.