Form 20-F
period 2000-12-31
DAIMLERCHRYSLER AG
filed 2001-02-26
CIK 1067318

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                         COMMISSION FILE NUMBER 1-12356

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

    DaimlerChrysler North America Holding Corporation             New York Stock Exchange
      7 3/8% Notes Due September 15, 2006

                           --------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Ordinary Shares, no par value . . . . . . . . . 1,003,271,911

                           (as of December 31, 2000)

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

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......       2
Item 2.   Offer Statistics and Expected Timetable.....................       2
Item 3.   Key Information.............................................       2
              Selected Financial Data.................................       3
              Risk Factors............................................       5
Item 4.   Information on the Company..................................       7
              Introduction............................................       7
              Description of Business Segments........................      10
                  Mercedes-Benz Passenger Cars & smart................      10
                  Chrysler Group......................................      14
                  Commercial Vehicles.................................      18
                  Services............................................      22
                  Aerospace...........................................      25
                  Other...............................................      28
              Supplies and Raw Materials..............................      29
              Government Regulation and Environmental Matters.........      30
              Introduction of the Euro................................      33
              Description of Property.................................      34
Item 5.   Operating and Financial Review and Prospects................      37
              Accounting Principles...................................      37
              Inflation...............................................      38
              Operating Results.......................................      38
                  2000 Compared With 1999.............................      39
                  1999 Compared With 1998.............................      44
              Liquidity and Capital Resources.........................      49
              Research and Development................................      51
              Outlook.................................................      52
Item 6.   Directors, Senior Management and Employees..................      54
              Supervisory Board.......................................      54
              Board of Management.....................................      57
              Compensation............................................      59
              Employees and Labor Relations...........................      61
              Share Ownership.........................................      62
Item 7.   Major Shareholders and Related Party Transactions...........      62
Item 8.   Financial Information.......................................      63
              Consolidated Financial Statements.......................      63
              Other Financial Information.............................      63
                  Export Sales........................................      63
                  Legal Proceedings...................................      64
                  Dividend Policy.....................................      65
              Significant Changes.....................................      65
Item 9.   The Offer and Listing.......................................      66
Item 10.  Additional Information......................................      69
              Options to Purchase Securities from Registrant or
                Subsidiaries..........................................      69
              Memorandum and Articles of Association..................      69
              Material Contracts......................................      73
              Exchange Controls.......................................      74
              Taxation................................................      74
              Documents on Display....................................      78
Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk......................................................      78
              Exchange Rate Risk......................................      79
              Interest Rate Risk and Equity Price Risk................      82
Item 12.  Description of Securities Other than Equity Securities......      82

                                                                          PAGE
                                                                        --------
                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............      83
Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................      83
Item 15.  [Reserved]..................................................      83
Item 16.  [Reserved]..................................................      83

                                    PART III

Item 17.  Financial Statements........................................      83
Item 18.  Financial Statements........................................      83
Item 19.  Exhibits....................................................      83

U.S. GAAP

    DaimlerChrysler has prepared the consolidated financial statements included in this Annual Report (the "Consolidated Financial Statements") in accordance with U.S. GAAP, United States generally accepted accounting principles, except for the use of the proportionate method of consolidation for a material joint venture in 1998 and prior years. Under U.S. GAAP, joint ventures would be accounted for using the equity method of accounting. DaimlerChrysler AG received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP. See
Note 3 to the Consolidated Financial Statements.

CURRENCY TRANSLATION

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

    For the reader's convenience, some financial information has been translated from euros into United States dollars ("dollars" or "$") at an assumed rate of [EURO]1 = $0.9388. This rate represents the noon buying rate for euros on December 29, 2000 in New York City as certified by the Federal Reserve Bank of New York. The convenience translations do not mean that the euro amounts actually represent the corresponding dollar amounts stated or could be converted into dollars at the assumed rate. The assumed rate also differs from the rates used in the preparation of the consolidated financial statements as of and for the year ended December 31, 2000. Further information about rates of exchange between euros and dollars appears in "Item 3. Key Information."

FORWARD-LOOKING INFORMATION

    This Annual Report contains forward-looking statements and information relating to the DaimlerChrysler Group that are based on beliefs of its management as well as assumptions made by and information currently available to DaimlerChrysler AG. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to the DaimlerChrysler Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the DaimlerChrysler Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Group's targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. DaimlerChrysler AG does not intend or assume any obligation to update these forward-looking statements.

REFERENCES

    In this Annual Report, "DaimlerChrysler," the "DaimlerChrysler Group" or the "Group" refers to DaimlerChrysler AG and its consolidated subsidiaries.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3. KEY INFORMATION.

    The selected consolidated financial data presented below as of December 31, 2000, 1999, 1998 and 1997, and for the years ended December 31, 2000, 1999,
1998, 1997 and 1996 have been taken or are derived from the audited consolidated financial statements of DaimlerChrysler for the relevant periods. The selected consolidated financial data as of December 31, 1996 are derived from the combined financial statements of Daimler-Benz AG and Chrysler Corporation. The selected consolidated financial data have been prepared in accordance with U.S. GAAP except for the use of the proportionate method of consolidation for a material joint venture in 1998, 1997 and 1996. The business combination of Chrysler and Daimler-Benz was treated as a "pooling of interests" for accounting purposes. Consequently, DaimlerChrysler restated the results of both companies as if they had been combined for all periods presented. See Note 1 to the Consolidated Financial Statements.

    The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements.

                                                         SELECTED FINANCIAL DATA

                                                                YEAR ENDED DECEMBER 31,
                      -----------------------------------------------------------------------------------------------------------
                       2000(1)         2000               1999              1998(2)               1997(2)            1996(2)
                      ---------  -----------------  -----------------  ------------------    -----------------  -----------------
                                                   (IN MILLIONS, EXCEPT FOR ORDINARY SHARE AMOUNTS)
INCOME STATEMENT
  DATA:
Revenues............  $ 152,446  [EURO]162,384      [EURO]149,985          [EURO]131,782     [EURO]117,572      [EURO]101,415
Income before
  financial
  income............      4,056          4,320              9,324                  7,330             5,512              5,285
Income before
  extraordinary
  items and
  cumulative effects
  of changes in
  accounting
  principles........      2,314          2,465              5,106                  4,949             6,547(3)           4,169
  Basic earnings per
    ordinary
    share...........       2.31           2.46               5.09                   5.16              6.90(3)            4.24
  Diluted earnings
    per ordinary
    share...........       2.30           2.45               5.06                   5.04              6.78(3)            4.20
Net income..........      7,411          7,894(4)           5,746                  4,820             6,547(3)           4,022
  Basic earnings per
    ordinary
    share...........       7.39           7.87(4)            5.73                   5.03              6.90(3)            4.09
  Diluted earnings
    per ordinary
    share...........       7.32           7.80(4)            5.69                   4.91              6.78(3)            4.05

BALANCE SHEET DATA
  (END OF PERIOD):
Total assets........  $ 187,078  [EURO]199,274      [EURO]174,667          [EURO]136,149     [EURO]124,831      [EURO]101,294
Short-term financial
  liabilities.......     33,646         35,840             36,721                 20,475            17,341             12,855
Long-term financial
  liabilities.......     45,948         48,943             27,767                 19,955            17,034             11,788
Capital stock.......      2,449          2,609              2,565                  2,561             2,391              2,444
Stockholders'
  equity............     39,814         42,409             36,060                 30,367            27,960             22,355

OTHER DATA:
Weighted average
  number of shares
  outstanding
  Basic.............    1,003.2        1,003.2            1,002.9                  959.3             949.3              981.6
  Diluted...........    1,013.9        1,013.9            1,013.6                  987.1             968.2              994.0

------------------------------

(1) Amounts in this column are unaudited and have been converted from euros into dollars solely for the convenience of the reader at an exchange rate of [EURO]1 = $0.9388, the noon buying rate for euros on December 29, 2000.

(2) The consolidated financial statements as of December 31, 1998, 1997 and 1996 and for the years then ended have been prepared in marks and were translated into euros at the Official Fixed Conversion Rate.

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

(4) Net income for 2000 includes [EURO]5,516 million of gains from the disposals of businesses. Without these gains, the basic earnings per ordinary share in 2000 were [EURO]2.37 and the diluted earnings per ordinary share were [EURO]2.36.

DIVIDENDS

    The following table sets forth the annual dividends paid per DaimlerChrysler ordinary share for the year 1998 and 1999 and the annual dividends paid per Daimler-Benz ordinary share for the years 1996 and 1997. The table also discloses the dividend amount per DaimlerChrysler ordinary share for 2000 proposed by the Supervisory Board and the Board of Management for approval at the annual general meeting of stockholders to be held on April 11, 2001. The table shows the dividend amounts in euro, together with the dollar equivalent, for each of the years indicated.

    The table does not reflect the related tax credits available to German taxpayers who receive dividend payments. Owners of DaimlerChrysler ordinary shares who are United States residents should be aware that they will be subject to German withholding tax on dividends received. See "Taxation" in "Item 10. Additional Information."

                                                      DIVIDEND PAID
YEAR ENDED                                            PER ORDINARY
DECEMBER 31,                                           SHARE(1, 2)
------------                                        -----------------
1996                ..............................  [EURO]0.55  $0.75
1997                ..............................        0.80   0.87
1998                ..............................        2.35   2.50
1999                ..............................        2.35   2.22
---------------------------------------------------------------------

2000 (proposed)     ..............................  [EURO] 2.35 $2.15

------------------------------

(1) The dividend amounts shown for the years 1996 and 1997 are the dividend amounts paid by Daimler-Benz AG, adjusted for the special distribution Daimler-Benz AG paid to holders of its ordinary shares and American Depositary Shares on June 15, 1998. The special distribution amount per Daimler-Benz ordinary share was [EURO]10.23. After taking into account the approximately 20% discount to market value at which Daimler-Benz AG sold ordinary shares in its rights offering following the special distribution, the special distribution amount was [EURO]10.04.

(2) The dividend amounts for the years 1996, 1997 and 1998 were declared in marks. The mark dividend amounts for the years 1996 and 1997 were converted into euros at the Official Fixed Conversion Rate and translated into dollars at the noon buying rate for marks on the dividend payment date. The mark dividend amount for 1998 was converted into euros at the Official Fixed Conversion Rate and translated into dollars at the noon buying rate for euros on the dividend payment date. The euro dividend amount shown for 1999 was translated into dollars at the noon buying rate for euros on the dividend payment date. The euro amount shown for 2000 was translated into dollars at an exchange rate of [EURO]1 = $0.9162, the noon buying rate for euros on February 16, 2001.

                         ------------------------------

    See also "Dividend Policy" in "Item 8. Financial Information."

EXCHANGE RATE INFORMATION

    The following table sets forth, for periods after the introduction of the euro on January 1, 1999, the average, high, low and period-end noon buying rates for the euro expressed as dollars per [EURO]1. For 1996 through 1998 the table reflects the average, high, low and period-end noon buying rates for the mark, shown after conversion into euros at the Official Fixed Conversion Rate and expressed as dollars per [EURO]1.

YEAR                                         AVERAGE(1)      HIGH         LOW       PERIOD-END
----                                         ----------   ----------   ----------   ----------
1996  .....................................  $   1.2978   $   1.3626   $   1.2493   $   1.2711
1997  .....................................      1.1244       1.2689       1.0398       1.0871
1998  .....................................      1.1120       1.2178       1.0548       1.1733
1999  .....................................      1.0588       1.1812       1.0016       1.0070
2000  .....................................      0.9207       1.0335       0.8270       0.9388

2000
        July...............................                   0.9548       0.9237       0.9266
        August.............................                   0.9228       0.8878       0.8878
        September..........................                   0.8993       0.8462       0.8837
        October............................                   0.8806       0.8270       0.8486
        November...........................                   0.8694       0.8382       0.8694
        December...........................                   0.9388       0.8755       0.9388
2001
        January............................                   0.9535       0.9181       0.9308
        February (through February 16,
          2001)............................                   0.9395       0.9057       0.9162

------------------------------

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

    On February 16, 2001, the noon buying rate for euros was [EURO]1 = $0.9162.

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

    For a discussion of the effect exchange rate fluctuations have on the business and operations of DaimlerChrysler as well as the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                                  RISK FACTORS

    DaimlerChrysler is subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in its principal markets, North America and Europe. These risks are described below:

    ECONOMIC

    - DaimlerChrysler's profitability would be significantly adversely affected by a prolonged economic slowdown in the United States or Western Europe because DaimlerChrysler derives a substantial portion of its revenues from sales in those markets. A recession or sustained loss of consumer confidence in the U.S. economy could trigger a significant industry-wide decline in vehicle sales in the U.S. automotive market, and could also lead to slower economic growth and a corresponding significant reduction in vehicle demand in Western Europe.

    - An economic decline in Asia, particularly in Japan and Korea, could delay DaimlerChrysler's strategic expansion in emerging Asian markets, as well as decrease the carrying value of its investments in Mitsubishi Motors Corporation and in Hyundai Motor Company.

    INDUSTRY AND BUSINESS

    - A significant economic downturn in North America or Europe would intensify competitive pricing pressure because of overcapacity within the automotive industry, and manufacturers of passenger cars and commercial vehicles could be forced to decrease production, reduce capacity and increase sales incentives. Industry-wide sales are expected to decline in North America from prior year levels, and competition in North America is expected to intensify further over the near term. DaimlerChrysler Corporation's financial performance will depend, in large part, on the success of its recently announced turnaround plan in addressing these possible developments. DaimlerChrysler's profitability would be adversely affected if such program could not be implemented promptly and successfully.

    - The price transparency and harmonization resulting from the introduction of the euro and the development of alternative distribution channels, for example the internet, could contribute to further pricing pressure within the automotive industry. A decision of the European Commission not to extend the "block exemption" regulation (GRUPPENFREISTELLUNGSVERORDNUNG) which allows automobile manufacturers to use selective distribution networks until 2002 may also negatively affect automobile manufacturers.

    - Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to the success of automobile manufacturers. DaimlerChrysler's ability to strengthen its position within its traditional product and market segments while expanding into additional market segments with innovative new products will play a key role in determining its future success. A general shift in consumer preferences towards smaller, low-margin vehicles which could be caused by government regulations, environmental issues or increasing fuel prices, would have a negative impact on DaimlerChrysler's profitability. In addition, potential delays in bringing new vehicles to market and lack of market acceptance of its models would adversely affect DaimlerChrysler's financial results.

    - In response to an increasingly competitive environment, DaimlerChrysler and other automobile manufacturers may be forced to increase efficiency by further reducing costs along the automotive value chain including their suppliers. Pricing pressure on suppliers, however, could result in additional quality risks.

    - Government regulation of the automotive industry is extensive. Laws in various jurisdictions regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. The cost of complying with these regulations can be significant, and DaimlerChrysler expects to incur significant compliance costs in the future. New legislation, such as the TREAD Act in the United States, will also subject DaimlerChrysler to additional expense, which could be significant.

    - In 2000, a decline of resale prices of used vehicles in the NAFTA and U.K. markets forced DaimlerChrysler to adjust downward the carrying values of leased vehicles. If resale prices of used vehicles continue to decline in these markets and further adjustments of carrying values prove necessary, management expects a negative impact on future operating profit of the Services segment. To the extent that sales incentives remain an integral part of sales promotion, resale prices of used vehicles and, correspondingly, the carrying value of Services' leased vehicles could experience further downward pressure. Financial services offered in connection with the sale of vehicles also involve risks relating to increased cost of capital and consumer and dealer insolvencies.

    FINANCIAL

    - DaimlerChrysler holds an equity interest of approximately 33% in the European Aeronautic Defence and Space Company (EADS). The carrying value of DaimlerChrysler's investment is dependent on EADS' ability to compete successfully with its Airbus aircraft in the commercial aircraft industry in terms of price, product quality and market acceptance of new models. The commercial aircraft industry is highly cyclical and aircraft orders depend significantly on the profitability and fleet renewal cycles of airlines worldwide.

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

    - On December 1, 2000, Moody's Investors Service lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A1 to A2 and announced that such ratings remain on review for further possible downgrade. On December 4, 2000, Standard & Poor's Ratings Services lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A+ to A and announced that the current outlook in respect of such ratings is negative. The downgrades primarily resulted from the decline in earnings at the Chrysler Group, the need to comprehensively restructure this segment, and lower expectations for vehicle unit sales in North America. Additional downgrades by the ratings agencies would increase further DaimlerChrysler's cost of capital and could negatively affect its continuing expansion, particularly in the lease and sales financing business which is typically financed with a high proportion of debt.

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

    LEGAL

    - DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that it violated antitrust rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. DaimlerChrysler denies these charges and is defending itself vigorously in the Commission's pending investigation. If the Commission rules that DaimlerChrysler violated antitrust rules by impeding sales, it is reasonably possible that the Commission may fine DaimlerChrysler in an amount that management believes could have a significant effect on the Group's consolidated operating results for a particular reporting period, but should not materially affect its consolidated financial position.

    - A number of lawsuits are pending against DaimlerChrysler which seek substantial money damages, including products liability lawsuits and shareholder lawsuits alleging violations of U.S. securities law and fraud in connection with the approval of the business combination between Chrysler and Daimler-Benz AG in 1998. See "Legal Proceedings" in "Item 8. Financial Information."

    See also "Government Regulation and Environmental Matters" and "Introduction of the Euro" in "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

ITEM 4. INFORMATION ON THE COMPANY.

                                  INTRODUCTION

ORGANIZATION

    DaimlerChrysler AG is a stock corporation organized under the laws of the Federal Republic of Germany. It was incorporated in Germany on May 6, 1998 in the course of the business combination of Daimler-Benz Aktiengesellschaft and Chrysler Corporation. DaimlerChrysler AG's registered office is located at Epplestrasse 225, 70567 Stuttgart, Germany, telephone +49-711-17-0. Its agent for U.S. federal securities law purposes is DaimlerChrysler North America Holding Corporation, located at 1000 Chrysler Drive, Auburn Hills, MI 48326-2766.

HISTORY

    On May 7, 1998, Daimler-Benz Aktiengesellschaft and Chrysler Corporation entered into a business combination agreement, which their stockholders approved on September 18, 1998. Chrysler became a wholly owned subsidiary of DaimlerChrysler AG through a merger transaction completed on November 12, 1998 in which its shareholders received DaimlerChrysler ordinary shares. Following an exchange offer in which more than 98% of Daimler-Benz stockholders exchanged their Daimler-Benz ordinary shares for ordinary shares of DaimlerChrysler AG, Daimler-Benz was merged into DaimlerChrysler AG on December 21, 1998. Accordingly, DaimlerChrysler AG is the successor corporation to Daimler-Benz Aktiengesellschaft and comprises the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz.

BUSINESS SUMMARY AND DEVELOPMENTS

    DaimlerChrysler AG is the ultimate parent company of the DaimlerChrysler Group. The Group is engaged in the development, manufacture, distribution and sale of a wide range of automotive and transportation products, primarily passenger cars and commercial vehicles. It also provides a variety of financial and other services relating to the automotive value-added chain. The DaimlerChrysler Group has six business segments:

    - MERCEDES-BENZ PASSENGER CARS & SMART

    - CHRYSLER GROUP

    - COMMERCIAL VEHICLES

    - SERVICES

    - AEROSPACE

    - OTHER

    The DaimlerChrysler Group is active primarily in Europe and in the United States, Canada and Mexico, commonly referred to as the NAFTA region. Through its alliance with Mitsubishi Motors Corporation, the Group expects to increase its presence in the Asian market. It is also a leading commercial vehicle manufacturer in South America. In 2000, more than 90% of the Group's revenues relate to the automotive business including financial services. Approximately 52% of DaimlerChrysler's revenues was derived from sales in the United States, 16% from sales in Germany and 15% from sales in other countries of the European Union. See "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    DaimlerChrysler's aggregate capital expenditures for property, plant and equipment were [EURO]10.4 billion in 2000, [EURO]9.5 billion in 1999, and [EURO]8.2 billion in 1998. The United States accounted for 51% and Germany for 28% of DaimlerChrysler's capital expenditures in 2000. In addition, as a result of the continuing growth of the leasing and sales financing business, expenditures for equipment on operating leases in 2000 amounted to [EURO]19.1 billion (1999: [EURO]19.3 billion; 1998: [EURO]10.2 billion). See also "Description of Business Segments" for capital expenditures by business segment.

    In July 2000, DaimlerChrysler, the French Lagardere Group, the French government and the Spanish Sociedad Estatal de Participaciones Industriales
(SEPI) combined their respective aerospace and defense activities consisting of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. (CASA) in a new company called the European Aeronautic Defence and Space Company EADS N.V. (EADS). The transaction did not include DaimlerChrysler's aero engines business. As part of the transaction, DaimlerChrysler exchanged its controlling interest in DaimlerChrysler Aerospace for a 33% equity interest in EADS for which it accounts using the equity method of accounting.

    In October 2000, DaimlerChrysler and Mitsubishi Motors Corporation formed an alliance regarding the design, development, production and distribution of passenger cars and light commercial vehicles, but excluding medium and heavy trucks and other commercial vehicles. DaimlerChrysler acquired a 34% equity interest in Mitsubishi Motors Corporation for approximately [EURO]2.2 billion. DaimlerChrysler also purchased convertible bonds of Mitsubishi Motors Corporation for approximately [EURO]0.2 billion, which are convertible into shares of Mitsubishi Motors Corporation stock. The bonds are only convertible by DaimlerChrysler in the event that its ownership percentage would be diluted below 34%.

    On October 1, 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. As part of the transaction, Deutsche Telekom contributed [EURO]4.6 billion in cash to DaimlerChrysler's information technology subsidiary debis Systemhaus in return for which Deutsche Telekom received a 50.1% interest in debis Systemhaus. The agreement between DaimlerChrysler and Deutsche Telekom provides Deutsche Telekom with an option to purchase from DaimlerChrysler, and DaimlerChrysler with an option to sell to Deutsche Telekom, the Group's remaining 49.9% interest in debis Systemhaus.

    See also "Material Contracts" in "Item 10. Additional Information." For additional information and a description of other acquisitions and dispositions of businesses during the last three years see Notes 3, 5 and 11 to the Consolidated Financial Statements. For a description of pending transactions see
Note 35 to the Consolidated Financial Statements.

    In October 2000, DaimlerChrysler founded DCX.NET Holding GmbH (DCX.NET) to consolidate its e-business activities. DCX.NET forms the nucleus of the group-wide DCX.NET Initiative which aims at the transformation of DaimlerChrysler into a fully networked automotive company along its entire value chain. The DCX.NET Initiative covers DaimlerChrysler's B2C (business-to-customer), B2B (business-to-business), B2E (business-to-employee) and telematics (traffic routing activities through combined application of TELEcommunications technology and inforMATICS) activities.

    Net income of DaimlerChrysler increased from [EURO]5.7 billion in 1999 to [EURO]7.9 billion in 2000. Net income includes net gains on dispositions of [EURO]5.5 billion (1999: [EURO]0.6 billion) which have been classified as extraordinary and primarily resulted from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS ([EURO]3.0 billion) and from the disposition of the Group's controlling interest in debis Systemhaus ([EURO]2.3 billion). Net income also contains a net expense of [EURO]0.1 billion from cumulative effects of changes in accounting principles. Net income before extraordinary items and cumulative effects of changes in accounting principles decreased by [EURO]2.6 billion to [EURO]2.5 billion. Basic and diluted earnings per ordinary share (before extraordinary items and cumulative effects of changes in accounting principles) were [EURO]2.46 and [EURO]2.45 in 2000, compared to [EURO]5.09 and [EURO]5.06 in 1999, respectively. After extraordinary items and cumulative effects of changes in accounting principles, basic and diluted earnings per ordinary share were [EURO]7.87 and [EURO]7.80 in 2000, higher than in 1999 when they reached [EURO]5.73 and [EURO]5.69, respectively. See "Item 3. Key Information" and
"Item 5. Operating and Financial Review and Prospects."

    As of December 31, 2000, DaimlerChrysler AG had 1,003,271,911 shares outstanding and approximately 1.9 million stockholders. Its ordinary shares are traded on various stock exchanges throughout the world, including the Frankfurt Stock Exchange and the New York Stock Exchange.

TURNAROUND PLAN FOR THE CHRYSLER GROUP

    In response to an increasingly competitive and weakening U.S. automotive market, the Chrysler Group has announced measures designed to improve its financial performance and market position, including:

    - NEW LEADERSHIP -- Dieter Zetsche, a member of the Board of Management formerly responsible for DaimlerChrysler's Commercial Vehicles business segment, now leads the Chrysler Group as President and Chief Executive Officer. Wolfgang Bernhard, formerly Managing Director of Mercedes-AMG, serves as Chief Operating Officer. Mr. Bernhard has joined the Board of Managment as a deputy member.

    - SUPPLIER COST REDUCTION INITIATIVE -- Suppliers are being requested to voluntarily reduce by 5% the prices charged for materials and services effective January 1, 2001. The Chrysler Group has also advised suppliers that it intends to work with them to identify an additional 10% cost reduction for the period 2001 through 2002.

    - DEALER COST REDUCTION INITIATIVE -- The Chrysler Group plans to replace certain dealer programs with a new performance-based incentive program for 2001 under which a dealer may earn cash payments based on its level of achievement of pre-assigned monthly retail sales objectives.

    - WORKFORCE REDUCTION -- In January 2001, the Chrysler Group began planning for workforce reductions of approximately 20% over the next three years, with 75% of the reduction expected in 2001. This reduction, which will affect about 26,000 employees, is intended to be achieved through a combination of retirements, special programs, attrition and layoffs.

    - MANUFACTURING EFFICIENCIES -- In order to reduce excess production capacity and adjust production volumes, the Chrysler Group began planning in January 2001 to idle six manufacturing facilities over the next two years, to eliminate shifts and reduce line speeds at various facilities and to adjust component, stamping and power train volumes accordingly. In addition, the Chrysler Group plans to establish new quality and productivity targets at all facilities.

    By adjusting its cost structure, workforce and production capacity, while continuing to develop exciting products, the Chrysler Group expects to position itself for profitable growth in the world automotive markets. DaimlerChrysler expects to record restructuring charges of approximately $3 to $4 billion in connection with the implementation of this turnaround plan, most of which will be recorded in 2001.

SIGNIFICANT SUBSIDIARIES

    The following table sets forth the significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG:

                                                              PERCENTAGE
NAME OF COMPANY                                                 OWNED
---------------                                               ----------
DaimlerChrysler North America Holding Corporation, Auburn
Hills, MI, a Delaware corporation...........................     100.0
    DaimlerChrysler Corporation, Auburn Hills, MI, a
    Delaware corporation....................................     100.0
        Chrysler Financial Company L.L.C., Southfield, MI, a
        Michigan limited liability company..................     100.0
             Mercedes-Benz Credit Corporation, Norwalk, CT,
             a Delaware corporation.........................     100.0
        DaimlerChrysler Motors Corporation, Auburn Hills,
        MI, a Delaware corporation..........................     100.0
DaimlerChrysler Services AG, registered in Berlin,
Germany.....................................................     100.0
Micro Compact Car smart GmbH, registered in Renningen,
Germany.....................................................     100.0

    DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Services AG, and Micro Compact Car smart GmbH. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler Corporation. DaimlerChrysler Corporation owns 100% of Chrysler Financial Company L.L.C. and DaimlerChrysler Motors Corporation. Chrysler Financial Company L.L.C. owns 100% of Mercedes-Benz Credit Corporation.

                        DESCRIPTION OF BUSINESS SEGMENTS

MERCEDES-BENZ PASSENGER CARS & SMART

    Mercedes-Benz passenger cars are world renowned for their innovative technology, highest levels of comfort, quality and safety, and pioneering design. The smart, a micro compact passenger car, offers a trend-setting response to the challenges of urban mobility and optimum use of resources. Mercedes-Benz Passenger Cars & smart contributed approximately 25% of the Group's revenues in 2000.

    PRODUCTS

    MERCEDES-BENZ. The Mercedes-Benz passenger car product range consists of the following series:

    THE S-CLASS. The S-Class is a line of full-size luxury sedans ranging from the S 320 to the S 600. It has been one of the main contributors over the years to the strength of the Mercedes-Benz brand and its reputation for innovative high-quality luxury automobiles with an uncompromised emphasis on operator and passenger safety and superior resale value.

    The CL, the top-of-the-line coupe, represents a unique combination of driving performance, comfort and state-of-the-art technology. The car celebrated its world premiere at the Geneva Auto Show in March 1999. Customers can choose among three models, the CL 500, the CL 600 and the CL 55 AMG.

    The SL roadster has been a tradition for Mercedes-Benz since the introduction of the famous 300 SL in 1954. The present line consists of four models ranging from the SL 280 to the SL 600. DaimlerChrysler plans to introduce a redesigned SL model in the fall of 2001.

    THE E-CLASS. The E-Class represents a line of luxury sedans and station wagons. The E-Class sedans are available in six gasoline engine versions ranging from the E 200 to the E 55 AMG and four diesel engine versions with common-rail technology.

    THE C-CLASS. The C-Class is a line of compact luxury sedans and station wagons. Four gasoline engine versions, ranging from the C 180 to the C 320, and three diesel engine versions are available. A new C-Class sedan with an all-new body style and more than 20 technological innovations was introduced in Europe in May 2000 and in the United States in September 2000. It has been very well received in the market. A redesigned C-Class station wagon and a new C-Class sports coupe are scheduled for market launch in Europe in March 2001 and in the United States in September 2001. The SLK, a two-seat roadster, the CLK coupe and the CLK convertible complement the C-Class product family.

    DaimlerChrysler began producing right-hand drive versions of the C-Class sedan in East London, South Africa, in September 2000. Since January 2001, it has been assembling C-Class passenger cars in Juiz de Fora, Brazil.

    THE A-CLASS. The A-Class is a four-door hatchback with front-wheel drive that is available in three gasoline engine versions and two diesel engine versions with common-rail technology. DaimlerChrysler manufactures the A-Class in Rastatt, Germany, and, since February 1999, in Juiz de Fora, Brazil, for the South American market. A stretched version of the A-Class is expected to become available in the summer of 2001. The A-Class is not offered in the United States.

    THE M-CLASS. The M-Class is a line of four-by-four sport-utility vehicles ranging from the ML 270 CDI to the ML 55 AMG. It combines off-road capabilities with the comfort of a passenger car. M-Class production facilities are located in Tuscaloosa, Alabama, and, since May 1999, in Graz, Austria.

    THE G-CLASS. The G-Class is a four-wheel drive cross-country vehicle that comes in a short and long wheel-base version and also as a convertible. Two gasoline engine models and one diesel engine model are currently available. The G-Class is not presently offered in the United States for private use.

    DaimlerChrysler is developing a high-end luxury limousine under the name "Mercedes-Benz Maybach" which it expects to introduce to the market in 2002. In 1999, DaimlerChrysler entered into an agreement with McLaren Cars Ltd., a wholly-owned subsidiary of TAG McLaren Holding Ltd., for the design and production of a new high-performance sports car, the SLR. The market launch of the SLR is scheduled for 2003. In January 2000, DaimlerChrysler also acquired a 40% interest in TAG McLaren Holding Ltd.

    SMART. In October 1998, DaimlerChrysler introduced a new micro compact car, the smart City coupe. The smart cdi, a diesel version of the smart, and the smart convertible, which was launched in March 2000, complement the smart product family. The two-seat smart offers a trend-setting response to the challenges of urban mobility and optimum use of resources. In New European Driving Cycle (NEDC) tests, the smart cdi achieved a fuel efficiency performance of 3.4 liter per 100 km (approximately 69 miles per gallon). The smart is not offered in the United States.

    DaimlerChrysler plans to expand the smart product line by adding a roadster model and, beginning in 2004, a four-seater model, the so-called Z car. The Z car will be developed together with Mitsubishi Motors Corporation. Mitsubishi plans to offer a vehicle under its own brand name using the same platform and major components.

    MARKETS, SALES AND COMPETITION

    In 2000, the most important markets for the Mercedes-Benz Passenger Cars & smart segment were Germany (38% of unit sales), the remaining European Union (28% of unit sales), the United States (18% of unit sales) and

Japan (4% of unit sales). In Germany, new car registrations for all manufacturers were at 3.4 million units, 11% less than in the previous year. In the European Union (excluding Germany) new registrations of passenger cars increased 2% to 10.9 million units.

    The following table sets forth the distribution of revenues and unit sales for this segment by geographic market since 1998:

                            REVENUES AND UNIT SALES

                                                       YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------
                                        2000      % CHANGE     1999       % CHANGE       1998
                                      ---------   --------   ---------   -----------   --------
REVENUES(1)
European Union......................     25,560     +10         23,191          +15     20,218
    Germany.........................     15,661      +8         14,506          +14     12,670
    Other...........................      9,899     +14          8,685          +15      7,548
NAFTA region........................     11,112     +21          9,180          +28      7,199
    United States...................     10,303     +21          8,519          +27      6,730
    Canada and Mexico...............        809     +22            661          +41        469
Asia................................      3,886     +25          3,101          +14      2,724
    Japan...........................      2,154     +10          1,951          +19      1,646
    Other...........................      1,732     +51          1,150           +7      1,078
Other markets.......................      3,142     +20          2,628           +7      2,446
                                      ---------              ---------                 -------
    World...........................     43,700     +15         38,100          +17     32,587
                                      =========              =========                 =======

UNITS
European Union......................    761,700      +6        715,700          +17    610,200
    Germany.........................    440,000      +6        416,800          +17    355,200
    Other...........................    321,700      +8        298,900          +17    255,000
NAFTA region........................    220,600      +4        212,100          +16    182,900
    United States...................    205,700      +4        197,200          +14    172,300
    Canada and Mexico...............     14,900       0         14,900          +41     10,600
Asia................................     84,100     +12         75,000          +13     66,600
    Japan...........................     43,000     -13         49,500          +23     40,200
    Other...........................     41,100     +61         25,500           -3     26,400
Other markets.......................     88,500     +14         77,500          +23     63,100
                                      ---------              ---------                 -------
    World...........................  1,154,900      +7      1,080,300          +17    922,800
                                      =========              =========                 =======

--------------------------

(1) [EURO] in millions.

                           --------------------------

    Both unit sales and revenues of Mercedes-Benz Passenger Cars & smart reached new record levels in 2000. Passenger car unit sales rose 7% to 1,154,900 vehicles, primarily as a result of the strong performance of the M-Class and the S-Class, the successful introduction of the new C-Class, and the higher demand for the smart. In Germany, the division was able to post a 6% increase in unit sales in an overall declining market. Mercedes-Benz passenger cars had a market share of 12% compared to 10% in 1999. In the other member states of the European Union, unit sales reached 321,700, 8% more than in 1999. This was mainly due to higher demand for passenger cars in Italy, France, Spain and Belgium. At 205,700, unit sales in the United States, the most important non-European market for Mercedes-Benz passenger cars, were up 4%. This increase was the result of continued strong demand, particularly for the S-Class and the M-Class. Unit sales decreased in Japan (-13% to 43,000) but developed very positively in Asia excluding Japan (+61% to 41,100). For a discussion of changes in revenues see "Item 5. Operating and Financial Review and Prospects."

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

    The following table sets forth, by vehicle line, the number of units sold since 1998:

                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          2000        1999        1998
                                                        ---------   ---------   --------
UNITS
S-Class (including CL and SL).........................    108,500      98,300    58,300
E-Class...............................................    246,900     246,500   259,400
C-Class (including CLK and SLK).......................    389,400     354,300   384,400
A-Class...............................................    198,400     206,900   136,100
M-Class...............................................    105,700      90,000    63,700
G-Class...............................................      3,900       4,400     3,800
smart.................................................    102,100      79,900    17,100
                                                        ---------   ---------   -------
    Total.............................................  1,154,900   1,080,300   922,800
                                                        =========   =========   =======

    DISTRIBUTION

    DaimlerChrysler distributes Mercedes-Benz passenger cars through a worldwide distribution system covering 173 countries and customs areas. Sales organizations differ in the various sales regions according to local needs and requirements. In Germany, the Group operates a wholesale and a retail network for Mercedes-Benz passenger cars. In other major European markets and in the United States, Canada and Japan, Mercedes-Benz passenger cars are sold through a Group subsidiary to an independent dealer network. In other markets, including South America and South East Asia, Mercedes-Benz passenger cars are sold through independent general distributors. In 2000, DaimlerChrysler was able to increase further the number of smart sales locations through continued cooperation with the Mercedes-Benz retail network.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    The Mercedes-Benz Passenger Cars & smart segment had [EURO]2.1 billion of capital expenditures for fixed assets in 2000. Principal areas of investment were the preparation for production of the upcoming successor models of the E-Class sedan and the SL, including new paint shop and stamping facilities, and the new technology center in Sindelfingen, Germany.

    In 2000, research and development projects of the division included primarily the development of new models, namely the Maybach, the SLR and the smart roadster, and the upcoming successor models of the E-Class, the A-Class and the M-Class.

    The capital expenditures for fixed assets and the research and development expenditures of the Mercedes-Benz Passenger Cars & smart segment during the last three years are shown below:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Capital expenditures for fixed assets..................   2,096      2,228      1,995
Research and development...............................   2,241      2,043      1,930

CHRYSLER GROUP

    DaimlerChrysler Corporation manufactures, assembles and sells cars and trucks under the brand names Chrysler, Jeep-Registered Trademark-, Dodge and, through the end of the 2001 model year, Plymouth. Its automotive design and development activities are organized into cross-functional product development groups called "platform teams." The platform team system seeks to share information more efficiently in order to improve product quality and reduce the time and expense involved in bringing new products to market. The Chrysler Group segment contributed approximately 42% of DaimlerChrysler's revenues in 2000.

    In response to an increasingly competitive and weakening U.S. automotive market, the Chrysler Group has announced measures designed to improve its financial performance and market position. For a detailed description see "Introduction -- Turnaround Plan for the Chrysler Group."

    PRODUCTS

    The Chrysler Group offers the following vehicles:

    NEON. Neon is a subcompact four-door front-wheel drive sedan sold under the Plymouth and Dodge brand names in the U.S. market and under the Chrysler brand name in Canada and most export markets. Neon is generally available with a choice of two 2.0-liter four-cylinder engines and a five-speed manual or three-speed automatic transmission. For the 2001 models, a 1.6-liter four-cylinder engine with a five-speed manual transmission and a 2.0-liter four-cylinder engine with a four-speed automatic transmission are available in selected markets outside of the NAFTA region.

    SEBRING AND STRATUS SEDANS. The Chrysler Sebring (formerly Cirrus) and Dodge Stratus, redesigned in 2000, are mid-size front-wheel drive four-door sedans offering contemporary cab-forward styling. Both sedans are offered in the NAFTA region in two models and are powered by either a 2.4-liter four-cylinder or a 2.7-liter aluminum V-6 engine. The Sebring is also available in other markets with a 2.0-liter four-cylinder or a 2.7-liter aluminum V-6 engine.

    INTREPID, CONCORDE, LHS AND 300M. Dodge Intrepid is a mid-size front-wheel drive four-door sedan offered with a 2.7-liter, 3.2-liter or 3.5-liter aluminum V-6 engine. The Intrepid is available only in the NAFTA region. The Concorde is a full-size front-wheel drive sedan available in two models and powered by either a 2.7-liter or 3.2-liter aluminum V-6 engine. The LHS is a full-size front-wheel drive luxury sedan powered by a 3.5-liter aluminum V-6 engine. The 300M is a front-wheel drive sport sedan designed for international markets and powered by a 2.7-liter or a 3.5-liter aluminum V-6. Concorde, LHS and 300M models are available in the NAFTA region and in other selected markets.

    OTHER CARS. Other cars include the Viper models, a two-seat sport roadster and a sport coupe with a high performance V-10 powertrain; the Prowler, a sport roadster with retro styling cues; and the newly redesigned Dodge Stratus and Chrysler Sebring, two-door coupes produced by Mitsubishi Motor Manufacturing of America in its Normal, Illinois, assembly plant. Other cars also include the newly redesigned front-wheel drive four-passenger mid-size Chrysler Sebring convertible with a power top. It is available in the NAFTA region with a 2.7-liter aluminum V-6 engine and in other markets (where it was previously known as Stratus Cabrio) with a 2.0-liter four-cylinder engine or a 2.7-liter aluminum V-6 engine. Lastly, the Dodge Atos, produced by Hyundai and sold exclusively in Mexico, is a sub-compact monovolume vehicle equipped with a 1.0-liter four-cylinder engine.

    MINIVANS. Chrysler and Dodge minivans were completely redesigned for the 2001 model year. The all-new minivans are offered in either long or short wheelbase versions. Dodge Grand Caravan and Chrysler Town & Country are equipped with either front-wheel or all-wheel drive. Dodge Caravan and Chrysler Voyager are equipped with front-wheel drive. Gasoline engines available on minivans include a 2.4-liter four-cylinder and a 3.3-liter, 3.5-liter and 3.8-liter V-6. For selected markets, a common rail diesel engine is also available. In 2000, the Chrysler and Dodge minivans continued to lead the market as the best-selling minivans in the world.

    PT CRUISER. PT Cruiser is an all-new vehicle sold under the Chrysler brand that combines the functionality of a sport-utility vehicle with the size of a small car. Launched in February 2000, PT Cruiser is available with a front-wheel drive 2.4-liter four-cylinder engine and either a five-speed manual or a four-speed automatic transmission.

    RAM PICKUP. Ram pickup trucks are available in standard cab and quad cab body styles. A chassis cab variant is also offered in three wheelbases for various work applications. The gasoline engine lineup includes a 3.9-liter V-6, a 5.2-liter V-8, a 5.9-liter V-8, and an 8.0-liter V-10. A 5.9-liter I-6 diesel is available with a five-speed manual or four-speed automatic transmission, and a diesel high output version is available with a six-speed manual transmission.

    DAKOTA. The Dakota pickup truck is available in standard, club and quad cab body styles. Dakota competes in the compact pickup truck segment and is the largest compact pickup truck available. The engine lineup consists of a 2.5-liter I-4, a 3.9-liter V-6, a 4.7-liter V-8 and a 5.9-liter V-8. Dakota is the only competitor in the segment to offer a V-8.

    DURANGO. The Dodge Durango, an eight-passenger sport-utility vehicle, was derived from the Dakota platform and competes in the upper-middle sport-utility market. The Durango is available with a 4.7-liter or 5.9-liter V-8 engine, packaged in the bold, Dodge Ram-inspired exterior.

    RAM VAN AND WAGON. The Ram Van and Wagon are Dodge's entry in the full-size van/wagon market and are available in two wheelbases and three body configurations. Dodge builds cargo vans, conversion vans and wagons up to 15-passenger capacity. Several tradesman packages, crew vans and small school buses are available.

    JEEP-REGISTERED TRADEMARK- GRAND CHEROKEE. The Grand Cherokee exemplifies four-wheel drive leadership and style with an exceptional balance of power, performance, on-road handling, security and luxury. Grand Cherokee is available in a four-door body style in both two- and four-wheel drive configurations. In the NAFTA region it is offered with a 4.0-liter I-6 or 4.7-liter V-8 engine. Vehicles for the NAFTA region are produced in Detroit, Michigan, and vehicles for sale outside of the NAFTA region are produced in Graz, Austria, and are also available with diesel engines.

    JEEP-REGISTERED TRADEMARK- CHEROKEE. The Cherokee offers excellent performance, versatility and off-road capability. The Cherokee is available in two- and four-wheel drive configurations, two-door and four-door body styles and as left hand and right hand drive models. The Cherokee comes equipped with a six-cylinder gasoline engine. The Chrysler Group will discontinue
Jeep-Registered Trademark- Cherokee production in 2001.

    JEEP-REGISTERED TRADEMARK- WRANGLER. The Wrangler is the authentic four-wheel drive vehicle that is the icon of the Jeep-Registered Trademark-brand. Wrangler is offered with four-wheel drive, removable soft and hard top systems, and a choice of four- and six-cylinder gasoline engines.

    The Chrysler Group recently presented the Jeep-Registered Trademark- Liberty at the North American International Auto Show in Detroit as the successor to the Jeep-Registered Trademark- Cherokee. The all-new 2002 model year
Jeep-Registered Trademark- Liberty continues Jeep-Registered Trademark-leadership in four-wheel drive capability and adds a new level of on-road refinement through independent front suspension, a new V-6 engine and isolated multi-link rear suspension in addition to a new body style and other features. The Liberty is offered with left hand or right hand drive, two- or four-wheel drive, and a 2.4-liter gasoline, 3.7-liter V-6 gasoline or 2.5-liter turbo diesel engine. The Liberty models will be built in an all-new facility in Toledo, Ohio.

    MARKETS, SALES AND COMPETITION

    In 2000, the most important markets for the Chrysler Group were the United States (81% of factory shipments or unit sales), Canada (9% of unit sales) and Mexico (4% of unit sales). Retail sales in the United States and Canada amounted to 2,791,000 vehicles in 2000, which compares to 2,903,000 in 1999. For 2000, this represents a 14.4% share of the United States and Canada car and truck market, compared to 15.3% in 1999. Industry retail sales in the United States and Canada for 2000 reached 19.4 million units, an increase of 2% over 1999.

    The following table sets forth the distribution of revenues and unit sales for this segment by geographic market since 1998:

                              REVENUES AND UNIT SALES

                                                       YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------
                                        2000      % CHANGE     1999       % CHANGE       1998
                                      ---------   --------   ---------   -----------   ---------
REVENUES(1)
NAFTA region........................     62,814      +5         59,766          +14       52,339
    United States...................     55,924      +3         54,052          +15       47,064
    Canada..........................      4,963     +11          4,473           +9        4,113
    Mexico..........................      1,927     +55          1,241           +7        1,162
European Union......................      3,309     +26          2,620          +31        1,998
Other markets.......................      2,249     +32          1,699          -18        2,075
                                      ---------              ---------                 ---------
    World...........................     68,372      +7         64,085          +14       56,412
                                      =========              =========                 =========
UNITS(2)
NAFTA region........................  2,858,500      -6      3,052,000           +5    2,905,500
    United States...................  2,469,700      -8      2,693,200           +6    2,548,900
    Canada..........................    267,400       0        268,300           +2      261,800
    Mexico..........................    121,400     +34         90,500           -5       94,800
European Union......................    103,000     +10         93,500           +7       87,100
Other markets.......................     83,700       0         83,800          -17      101,100
                                      ---------              ---------                 ---------
    World...........................  3,045,200      -6      3,229,300           +4    3,093,700
                                      =========              =========                 =========

------------------------------

(1) [EURO] in millions.

(2) Unit sales represent factory shipments by the Chrysler Group.

                         ------------------------------

    In 2000, revenues of the Chrysler Group increased as a result of the appreciation of the dollar against the euro and, to a lesser extent, higher vehicle pricing, partially offset by a decrease in unit sales and higher incentive levels. Measured in dollars, the currency in which a significant portion of the Chrysler Group's sales are earned, revenues declined by 8%. Total unit sales decreased by 6% to 3,045,200. Unit sales in the United States were down 8% in 2000 to 2,469,700 vehicles, primarily attributable to increased competition in the U.S. market, especially in the Chrysler Group's historically most profitable market segments of minivans, sport utility vehicles and pickup trucks. See also "Item 5. Operating and Financial Review and Prospects."

    In the NAFTA region, principal competitors of the Chrysler Group are General Motors, Ford, Toyota, Honda and Nissan. Intense competition in the NAFTA region is likely to continue. Due to the economic conditions in certain markets, particularly in Asia, and a relatively strong U.S. dollar, competitors with excess capacity may intensify their efforts to export vehicles to the NAFTA region.

    The following table sets forth, by vehicle line, the number of units sold since 1998:

                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                   2000        1999        1998
                                                 ---------   ---------   ---------
UNITS(1)
Cars
    Neon.......................................    236,300     251,200     268,200
    Stratus and Sebring Sedans(2)..............    197,100     215,400     250,500
    Intrepid, Concorde and LHS/300M............    293,400     338,300     300,100
    Other......................................     92,300     101,300     120,000
Minivans.......................................    589,000     681,500     685,000
PT Cruiser.....................................    141,200          --          --
Trucks
    Ram Pickup.................................    434,700     487,100     474,700
    Dakota.....................................    195,800     171,100     160,100
    Durango....................................    180,900     219,600     182,000
    Ram Van and Wagon..........................     77,000      83,100      84,400
Jeep-Registered Trademark-
    Grand Cherokee.............................    336,600     380,100     270,200
    Cherokee...................................    174,500     200,500     194,500
    Wrangler...................................     96,400     100,100     104,000
                                                 ---------   ---------   ---------
    Total......................................  3,045,200   3,229,300   3,093,700
                                                 =========   =========   =========

------------------------------

(1) Unit sales represent factory shipments by the Chrysler Group.

(2) Includes former Cirrus and Breeze sedans.

    DISTRIBUTION

    In the NAFTA region, new passenger cars and trucks are sold at retail by dealers who have sales and service agreements with DaimlerChrysler Corporation. The dealers purchase cars, trucks, parts and accessories from DaimlerChrysler Corporation for sale to retail customers. In the United States, DaimlerChrysler Corporation distributed its products through 4,377 dealers at December 31, 2000, compared to 4,423 at December 31, 1999. In Canada, the dealer network comprised 543 dealers at December 31, 2000, compared to 560 dealers at December 31, 1999. In Mexico, the dealer network comprised 121 dealers at December 31, 2000, compared to 117 dealers at December 31, 1999.

    DaimlerChrysler Corporation also sells vehicles in various other countries through wholly owned, affiliated and independent distributors and dealers.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 2000, DaimlerChrysler Corporation and its subsidiaries invested [EURO]6.3 billion in fixed assets. These capital expenditures were related primarily to completion of the launches of the new PT Cruiser, minivan and Stratus/ Sebring vehicles and the product launches due in 2001, including the all-new Jeep-Registered Trademark- Liberty and Dodge Ram Pickup. This amount also includes expenditures made to improve capacity, upgrade powertrain and component facilities and maintain other existing facilities.

    Research and development expenditures in 2000 were primarily for new product development but also included development costs for improving existing products. These expenditures included compliance costs associated with regulations promulgated by various governmental agencies worldwide.

    The capital expenditures for fixed assets and research and development expenditures of the Chrysler Group segment during the last three years are shown below:

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              2000       1999       1998
                                                            --------   --------   --------
                                                                 ([EURO] IN MILLIONS)
Capital expenditures for fixed assets.....................   6,339      5,224      3,920
Research and development..................................   2,456      2,000      1,695

    INTERNATIONAL OPERATIONS/COOPERATIONS

    International operations in Europe include the manufacture of Chrysler Voyager minivans at Eurostar Automobilwerk located in Graz, Austria. The plant expects to begin building the Chrysler PT Cruiser in the summer of 2001. Operations in South America include manufacturing facilities in Venezuela, where Neons, Jeep-Registered Trademark- Cherokees and Jeep-Registered Trademark- Grand Cherokees are assembled; Brazil, where Dakota pickup trucks are assembled; and Argentina, where Jeep-Registered Trademark- Cherokees and Grand Cherokees are assembled.

    International cooperations in Austria include the manufacture of Jeep-Registered Trademark- Grand Cherokees under an assembly contract with Steyr-Daimler-Puch Fahrzeugtechnik AG & Co KG. The segment's automotive affiliations in the Asia-Pacific region include the assembly and distribution of Jeep-Registered Trademark- Cherokees in China by Beijing
Jeep-Registered Trademark- Corporation, Ltd., a minority-owned joint venture. In addition, DaimlerChrysler Corporation has an agreement for the assembly of right hand drive Jeep-Registered Trademark- vehicles in Thailand. In Brazil, it participates in a joint venture with Bayerische Motoren Werke AG to manufacture a 1.6-liter gasoline engine for use in both Chrysler Group and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company that assembles Jeep-Registered Trademark- Grand Cherokees in Egypt.

COMMERCIAL VEHICLES

    DaimlerChrysler manufactures and sells commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Setra, Thomas Built Buses, American LaFrance, Western Star and Orion. With facilities throughout the world, the Group has a very strong network for the production and assembly of commercial vehicles and core components. It also has a worldwide distribution and service network. Commercial Vehicles contributed approximately 17% of the Group's revenues in 2000.

    PRODUCTS

    VANS. Worldwide, the product lines consist of three series of Mercedes-Benz vans between 2 metric tons (t) and 7.5t gross vehicle weight (GVW), the Vito/V-Class, the Sprinter and the Vario. A new Mercedes-Benz compact van, the Vaneo, is expected to enter the market in the first half of 2002. The Vaneo is designed for use as a family vehicle and for commercial purposes. DaimlerChrysler manufactures its Mercedes-Benz vans in Germany and Spain for the European market and in Argentina for the South American market. DaimlerChrysler AG's wholly owned subsidiary Freightliner LLC expects to assemble and sell the Sprinter van in the United States under the Freightliner brand name beginning in mid 2001.

    TRUCKS. The European Mercedes-Benz truck lines consist of the Actros in the heavy weight category, the Atego in the light, medium and heavy weight category and the Econic, a vehicle that can be adapted for a variety of special applications. Complementing this line-up is the Unimog, a four-wheel drive vehicle which is designed for special purpose applications such as street maintenance, certain construction industry uses, fire-fighting, forestry and agriculture.

    In the United States and Canada, the Group operates through Freightliner LLC. Freightliner manufactures trucks in Classes 5 through 8 (from 16,000 lbs. GVW to 33,000 lbs. GVW and over) under the Freightliner and Sterling brand names. In September 2000, Freightliner further strengthened its position in the North American market by acquiring Western Star Trucks Holdings Ltd., a Canadian-based manufacturer of premium trucks and buses. Through American LaFrance, Freightliner is active in the market for custom fire truck chassis. Freightliner also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs.
GVW).

    Mercedes-Benz Mexico manufactures Mercedes-Benz trucks primarily for sale in the NAFTA region. Mercedes-Benz do Brasil develops and produces Mercedes-Benz trucks for the South American markets. The new generation of trucks produced in Brazil uses the cabin of the European Atego. The African, Asian and Australian continents are supplied by European factories and manufacturing operations in Brazil, South Africa, Nigeria, Indonesia, Iran and Australia.

    BUSES. The bus product lines consist of complete buses for city, intercity and touring purposes and bus chassis which are completed by local bus builders in various countries. The segment's operating companies develop their own bus designs based on national requirements and adapt their models to the specific market needs of each region. Moreover, numerous cooperation partners throughout the world manufacture buses or bus chassis under license. In Europe, DaimlerChrysler markets buses under the Mercedes-Benz and Setra brand names. In North America, the Group offers buses under the Setra, Thomas Built Buses and Orion brand names. Through the acquisition of Western Star, Freightliner also acquired control of Orion Bus Industries, one of North America's leading heavy-duty transit bus manufacturers.

    POWERTRAIN. The Powertrain business unit of DaimlerChrysler designs and manufactures a full line of powertrain components consisting of diesel engines, transmissions, axles and steering systems under the Mercedes-Benz brand. It sells these components to parts of the DaimlerChrysler Group and to third party customers. The Powertrain business unit also manufactures industrial diesel engines which are widely used as propulsion units in off-highway applications.

    In October 2000, DaimlerChrysler acquired the remaining 78.6% interest in Detroit Diesel Cooperation which it did not already own. Detroit Diesel is one of the leading U.S. manufacturers of heavy-duty diesel engines for on-highway applications. It has cooperated with DaimlerChrysler's Powertrain business unit and with MTU Motoren- und Turbinen-Union Friedrichshafen GmbH in several joint development, production and marketing projects for on- and off-highway engines. In January 2001, DaimlerChrysler combined the respective businesses of the Powertrain business unit, Detroit Diesel and MTU Motoren- und Turbinen-Union Friedrichshafen in a new business unit called DaimlerChrysler Powersystems.

    In November 2000, Caterpillar Inc. and DaimlerChrysler agreed to form an alliance to develop, manufacture and market medium-duty engines, fuel systems and other powertrain components for their own products and third party customers. The agreement provides the framework for several planned joint ventures, supply agreements and cooperative projects. Completion of the transaction is still subject to approval by U.S. and European regulators.

    In June 2000, DaimlerChrysler and Hyundai Motor Company agreed to form a 50-50 joint venture for the development, production and marketing of commercial vehicles. In September 2000, DaimlerChrysler purchased a 9% equity interest in Hyundai Motor Company in support of the joint venture.

    MARKETS, SALES AND COMPETITION

    The market for commercial vehicles depends significantly on general economic conditions since they directly influence transportation needs and the availability of funds for capital investment. In 2000, sales for all manufacturers of commercial vehicles continued to grow in Western Europe (+5%) despite weaker demand in some countries, especially Germany, Belgium and the Netherlands. Market growth in Western Europe was primarily supported by sales of vans/pickup trucks and heavy trucks (16t GVW and above). In the NAFTA region, sales for all manufacturers were down approximately 10% to 454,000 vehicles in the Class 6 through 8 categories which are particularly important for the Freightliner and Sterling brands. In Brazil, Turkey, most of the Southeast Asian countries and Eastern Europe, demand for commercial vehicles rose as a result of the economic recovery in these regions.

    In Germany, registrations of new commercial vehicles decreased 3% to 314,800 units. In 2000, DaimlerChrysler sold 21% of its commercial vehicles in the German market. The remaining European Union market accounted for an additional 29% of the segment's 2000 unit sales. Outside Europe, the NAFTA region and South America are the most important markets for Commercial Vehicles.

    The following table sets forth the distribution of revenues and unit sales by geographic market since 1998:

                              REVENUES AND UNIT SALES

                                                               YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   2000     % CHANGE     1999     % CHANGE     1998
                                                 --------   --------   --------   --------   --------
REVENUES(1)
European Union.................................   13,538       +6       12,754      +11       11,448
    Germany....................................    7,318       +4        7,046      +11        6,355
    Other......................................    6,220       +9        5,708      +12        5,093
NAFTA region...................................   10,277       -1       10,408      +50        6,937
    United States..............................    8,759       -4        9,164      +53        5,989
    Canada.....................................      771       -9          844      +40          604
    Mexico.....................................      747      +87          400      +16          344
South America..................................    1,722      +28        1,346      -35        2,082
    Brazil.....................................    1,174      +38          849      -37        1,353
    Other......................................      548      +10          497      -32          729
Other markets..................................    3,281      +50        2,187      -19        2,695
                                                 -------               -------               -------
    World......................................   28,818       +8       26,695      +15       23,162
                                                 =======               =======               =======
UNITS
European Union.................................  272,000       +2      267,100       +8      247,100
    Germany....................................  113,100       -1      114,500       +7      107,500
    Other......................................  158,900       +4      152,600       +9      139,600
NAFTA region...................................  153,700      -20      193,000      +54      125,600
    United States..............................  131,700      -23      171,800      +59      107,800
    Canada.....................................    9,900      -23       12,800      +20       10,700
    Mexico.....................................   12,100      +44        8,400      +18        7,100
South America..................................   50,700      +14       44,600      -23       57,700
    Brazil.....................................   37,100      +23       30,100      -24       39,400
    Other......................................   13,600       -6       14,500      -21       18,300
Other markets..................................   72,600      +45       50,200      -15       59,300
                                                 -------               -------               -------
    World......................................  549,000       -1      554,900      +13      489,700
                                                 =======               =======               =======

------------------------------

(1) [EURO] in millions.

                         ------------------------------

    Worldwide unit sales of the Commercial Vehicles segment decreased slightly to 549,000 in 2000 compared to 554,900 vehicles in 1999. While sales of vans and buses went up 10% to 249,300 and 49,200 units, respectively, sales of trucks were 12% lower at 250,500 units in 2000.

    In Germany, DaimlerChrysler sold 113,100 units, 1% less than in the previous year. In the European Union (excluding Germany), unit sales rose 4% from 152,600 in 1999 to 158,900 in 2000. This increase resulted primarily from the success of Mercedes-Benz vans, especially in France, Spain and Switzerland. DaimlerChrysler's European Union market share for vans between 2t and 6t GVW was 18% (1999: 19%). The Mercedes-Benz and

Setra bus brands strengthened their position in the European market with a combined European Union market share of 26% in 2000 (1999: 25%). In the category of trucks over 6t GVW, DaimlerChrysler had a European Union market share of 22% (1999: 24%).

    In the United States, retail sales in the Class 6/7 segment for all manufacturers showed a 3% decrease to 173,800 vehicles (1999: 179,100 units). In the Class 8 heavy duty truck segment unit sales for all manufacturers fell from 262,300 in 1999 to 211,500 in 2000 (-19%). In line with this market trend, the Group's U.S. commercial vehicle sales declined 23% to 131,700 units. As a result of the acquisition of Western Star, DaimlerChrysler's market share in the Class 8 segment increased from 37% in 1999 to 38%; in the Class 6/7 segment, the Group was able to increase its market share from 23% in 1999 to 24% in 2000.

    In 2000, sales of trucks for all manufacturers rose in Brazil 27% to 59,400 units but fell in Argentina 10% to 9,500 units. DaimlerChrysler was able to defend its strong leadership position in the market for trucks above 6t GVW with market shares of approximately 37% in Brazil and 35% in Argentina.

    For a discussion of changes in revenues see "Item 5. Operating and Financial Review and Prospects."

    The primary sales market for Mercedes-Benz vans is Western Europe. Principal competitors in this market are Fiat (IVECO), Volkswagen, Ford, PSA (Peugeot/Citroen) and Renault.

    In the truck market segment, competitors vary in each geographical region. In the two most important truck markets for DaimlerChrysler, Western Europe and the NAFTA region, its principal competitors are the following:

WESTERN EUROPE                      NAFTA REGION
(OVER 6T GVW)                       (CLASSES 5 THROUGH 8)
--------------                      ---------------------
Volvo/Renault                       Navistar
Fiat (IVECO)                        Paccar
MAN                                   (Kenworth/Peterbilt)
Scania                              Volvo/Renault (Mack)
Paccar (DAF)                        General Motors
                                    Ford

    Principal competitors in the bus sector (over 8t GVW) include Volvo/Renault, Irisbus, a joint venture of Fiat and Renault, Scania, MAN/Auwaerter (Neoplan) and Dennis in Western Europe and Volvo, Scania and Volkswagen in South America.

    The following table sets forth, by vehicle category, the unit sales of Commercial Vehicles since 1998:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2000       1999       1998
                                                      --------   --------   --------
UNITS
Vans(1).............................................  249,300    226,400    220,400
Trucks(2)...........................................  250,500    283,800    236,700
Buses...............................................   49,200     44,700     32,600
                                                      -------    -------    -------
    Total...........................................  549,000    554,900    489,700
                                                      =======    =======    =======

------------------------------

(1) Including sales of pickup trucks (L 200) manufactured by Mercedes-Benz South Africa under an agreement with Mitsubishi Motors Corporation.

(2) Including chassis manufactured by Freightliner for motorhomes and walk-in-vans.

    DISTRIBUTION

    In Germany, DaimlerChrysler operates a wholesale and a retail network for its commercial vehicles. In other major European markets, subsidiaries of DaimlerChrysler AG provide the wholesale function to a network of independent dealers. Outside Europe, commercial vehicles are generally sold by the sales organization of the related production company or through independent general distributors.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures of the Commercial Vehicles segment for fixed assets amounted to [EURO]1.1 billion in 2000. Principal areas of investment were the preparation for the production of the new compact van Vaneo, the successor model of the Vito, and the new cab-over engine truck generation for the South American market.

    Research and development projects focused on new products, especially a new Freightliner truck and a new Setra bus, and successor models of existing product lines, primarily the Actros and the Vito.

    The table below shows the capital expenditures for fixed assets and the research and development expenditures of the Commercial Vehicles segment during the last three years:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Capital expenditures for fixed assets..................   1,091        770        832
Research and development...............................     917        827        714

SERVICES

    DaimlerChrysler conducts its services business through its wholly-owned subsidiary DaimlerChrysler Services AG. In 2000, the services business consisted of two business units: Financial Services and IT Services. Services contributed approximately 9% of the Group's revenues in 2000.

    On October 1, 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. As part of the transaction, Deutsche Telekom contributed [EURO]4.6 billion in cash to DaimlerChrysler's information technology subsidiary debis Systemhaus in return for which Deutsche Telekom received a 50.1% interest in debis Systemhaus. The agreement between DaimlerChrysler and Deutsche Telekom provides Deutsche Telekom with an option to purchase from DaimlerChrysler, and DaimlerChrysler with an option to sell to Deutsche Telekom, the Group's remaining 49.9% interest in debis Systemhaus. The Group accounts for its 49.9% interest in debis Systemhaus using the equity method of accounting. See "Material Contracts" in "Item 10. Additional Information" and Note 11 to the Consolidated Financial Statements.

    In January 2001, DaimlerChrysler Services sold its remaining 10% interest in debitel AG to Swisscom for proceeds of approximately [EURO]300 million.

    DaimlerChrysler's disposition of its controlling interest in debis Systemhaus and the divestiture of the Group's equity stake in the telecommunications services company debitel reflect Services' strategy to focus its business on financial and other services along the automotive value chain. In connection with this strategic focus, DaimlerChrysler renamed its services subsidiary from DaimlerChrysler Services (debis) AG to DaimlerChrysler Services AG. In Germany, DaimlerChrysler plans to offer an expanded range of financial services through the DaimlerChrysler Bank. The DaimlerChrysler Bank is expected to start operations in early 2002 and will primarily offer its services to customers and employees of DaimlerChrysler.

    The following table sets forth the revenues generated by Services since
1998:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2000       1999       1998
                                                      --------   --------   --------
                                                           ([EURO] IN MILLIONS)
Financial Services(1)...............................   15,088     10,015      7,745
IT Services.........................................    2,438      2,917      2,167
Other(2)............................................       --         --      1,498
                                                       ------     ------     ------
    Total...........................................   17,526     12,932     11,410
                                                       ======     ======     ======

------------------------------

(1) Figures for 1998 have been restated to reflect the combination of the financial services activities of debis and Chrysler Financial Company L.L.C.

(2) The 1998 revenues in this category primarily represent the Group's divested telecom services activities.

    As a result of the disposition of DaimlerChrysler's controlling interest in debis Systemhaus, revenues for 2000 only include the IT activities prior to October 2000.

    BUSINESS UNITS AND SERVICES

    FINANCIAL SERVICES. The Financial Services business unit is one of the leading financial services providers in the world outside the banking and insurance sector. It is divided into three areas of responsibility: "NAFTA region" and "World excluding NAFTA region" for automotive financial services and "Capital Services" for non-automotive financial services. Financial Services offers customized financing and leasing packages, primarily in connection with the sale of DaimlerChrysler automotive products. In addition to consumer and dealer automotive financing, it also provides dealer facility development and management, car fleet management and insurance-related activities.

    The car fleet management activities grew significantly in 2000, primarily as a result of acquisitions in South Africa and Great Britain, and the establishment of new service locations. The insurance activities are conducted by debis Assekuranz and Chrysler Insurance Company and include direct insurance (mainly dealer property and casualty insurance), insurance and reinsurance brokerage, and risk consulting and management services which are provided to companies within the Group, to DaimlerChrysler employees and to third-party industrial customers worldwide. In 2000, Financial Services expanded its insurance activities, primarily in Eastern Europe and Asia.

    In the area of Capital Services, the Financial Services business unit offers customer-oriented financing concepts for various non-automotive products and activities, such as the sale of aircraft, rail systems, marine vessels or commercial real estate and infrastructure projects. Financial Services also conducts trading activities. In 2000, Capital Services strengthened its aircraft leasing business through the acquisition of an aircraft leasing portfolio from Raytheon.

    IT SERVICES. debis Systemhaus is one of Germany's leading independent providers of comprehensive IT services. It provides a wide range of services including consulting (PLAN), development of software solutions (BUILD) and operation of applications, computer centers, networks and desktops (RUN). IT Services concentrates on IT solutions for specific industries, such as manufacturing, retail and distribution, transportation, telecommunications, financial services and the public sector. In 2000, IT Services focused on the integration of the French company Soleri and the Spanish company Eltec, and on the reorganization of its business following the acquisition by Deutsche Telekom of a controlling interest in debis Systemhaus.

    For a discussion of changes in revenues see "Item 5. Operating and Financial Review and Prospects."

    DaimlerChrysler Services and the City of Berlin operate a traffic management center that collects and uses traffic data, especially for traffic routing. DaimlerChrysler Services plans to expand further its activities in the area of mobility services along DaimlerChrysler's automotive value-added chain. In this regard, DaimlerChrysler Services is part of a consortium with Deutsche Telekom and Cofiroute which has submitted a bid for the planned electronic toll collection to be imposed on commercial vehicles over 12t GVW using German highways (AUTOBAHNEN).

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of Services' revenues by geographic market since 1998:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2000       1999       1998
                                                      --------   --------   --------
                                                           ([EURO] IN MILLIONS)
European Union......................................    6,073      5,705      6,138
    Germany.........................................    4,139      4,196      4,553
    Other...........................................    1,934      1,509      1,585
NAFTA region........................................   10,643      6,356      4,696
    United States...................................    9,229      5,491      4,522
    Canada and Mexico...............................    1,414        865        174
Other markets.......................................      810        871        576
                                                       ------     ------     ------
    World...........................................   17,526     12,932     11,410
                                                       ======     ======     ======

                            ------------------------

    As a result of the disposition of DaimlerChrysler's controlling interest in debis Systemhaus, revenues for 2000 only include the IT activities prior to October 2000.

    Services generated approximately 61% of its total 2000 business volume in the NAFTA region, 24% in Germany and 11% in other European Union countries. For a detailed discussion of changes in revenues see "Item 5. Operating and Financial Review and Prospects."

    In 2000, the Financial Services business unit processed approximately 2,095,000 new leasing and finance contracts with a total value of [EURO]56.8 billion, an increase of approximately 12% in new contract value compared to 1999 when it processed approximately 1,993,000 new contracts with a total value of [EURO]50.7 billion. The average monthly payment for new vehicle installment sale contracts in 2000 was [EURO]641. The average new contract balance amounted to [EURO]26,056 and the average original term was 43 months.

    The following table sets forth the number and total value of new contracts and the total number and value of contracts outstanding at December 31, 2000 in the Financial Services business unit:

                                  NEW             VALUE             TOTAL            VALUE
                               CONTRACTS   ([EURO] IN MILLIONS)   CONTRACTS   ([EURO] IN MILLIONS)
                               ---------   --------------------   ---------   --------------------
United States(1).............  1,334,167          38,004          4,031,792          91,009
Germany(1)...................    252,116           6,095            511,019          10,583
Canada(1)....................    181,413           4,202            573,488           8,066
United Kingdom(1)............     34,780           1,236             95,653           2,363
Italy........................     54,590           1,116            109,974           1,769
France.......................     27,436             717             59,770           1,286
Japan(1).....................     22,341             877             63,691           1,603
Mexico.......................     34,788             537             81,449           1,638
Switzerland..................     13,015             453             28,021             685
Netherlands..................     15,831             484             43,881           2,462
Other(1).....................    124,904           3,093            218,402           4,849
                               ---------          ------          ---------         -------
    Total....................  2,095,381          56,814          5,817,140         126,313
                               =========          ======          =========         =======

------------------------------

(1) Includes portfolios of activity conducted by Financial Services which have been included in several asset-backed receivables transactions by that business unit in these countries.

                         ------------------------------

    Competitors in the leasing and financial services area include leasing and finance subsidiaries of banks and financial institutions and of other automobile manufacturers to the extent they do not limit their leasing and financial services activities to their own automobile brands. debis Assekuranz competes primarily with AON/ Jauch & Huebener and Marsh Inc. Chrysler Insurance Company's main competitor in the U.S. dealer market is Universal Underwriters Group (Zuerich Financial Services Group).

    CAPITAL EXPENDITURES

    In 2000, capital expenditures for fixed assets, largely data processing equipment, decreased to [EURO]282 million (1999: [EURO]324 million). Additions to equipment on operating leases amounted to [EURO]15.6 billion (1999:
[EURO]16.4 billion).

AEROSPACE

    In July 2000, DaimlerChrysler combined the aerospace activities operated by its subsidiary DaimlerChrysler Aerospace AG (Dasa), with the businesses of the French aerospace company Aerospatiale Matra S.A. and the Spanish aerospace company Construcciones Aeronauticas S.A. (CASA) in a new company called European Aeronautic Defence and Space Company EADS N.V. (EADS). As part of the transaction, DaimlerChrysler exchanged its controlling interest in DaimlerChrysler Aerospace for a 33% equity interest in EADS for which it accounts using the equity method of accounting. DaimlerChrysler retained its aero engines business operated by MTU Motoren- und Turbinen-Union Muenchen GmbH which was renamed MTU Aero Engines GmbH. See also "Material Contracts" in "Item
10. Additional Information."

    In May 2000, DaimlerChrysler Aerospace AG and Matra Marconi Space, a French-British joint venture of Aerospatiale Matra and BAE Systems, combined their space systems businesses in a company named Astrium. Following the formation of EADS, EADS controls 75% and BAE Systems controls 25% of Astrium.

    Prior to July 2000, principal Aerospace activities included the development, production and sale of commercial aircraft, helicopters, defense and civil systems, aero engines, military aircraft, satellites, and space infrastructure. Aerospace contributed approximately 3% of the Group's revenues in 2000.

    The following table sets forth the revenues generated by the Aerospace business units since 1998:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
MTU Aero Engines.......................................   2,106      1,740      1,655
Commercial Aircraft/Helicopters........................   2,139      3,937      3,508
Defense and Civil Systems..............................     417      1,655      1,687
Military Aircraft......................................     354        848        765
Satellites.............................................     161        446        629
Space Infrastructure...................................     206        552        526
Other(1)...............................................       4         13         --
                                                          -----      -----      -----
    Total..............................................   5,387      9,191      8,770
                                                          =====      =====      =====

------------------------------

(1) The revenues in this category primarily relate to research activities conducted by DaimlerChrysler Aerospace's research department for third parties prior to July 2000.

                         ------------------------------

    Aerospace revenues fell 41% to [EURO]5.4 billion in 2000. The decrease resulted from DaimlerChrysler's disposition in July 2000 of all of its aerospace activities with the exception of the aero engines business. Accordingly, revenues for 2000 only include the disposed activities for the first half of 2000. For a discussion of changes in revenues for this segment, see "Item 5. Operating and Financial Review and Prospects."

    BUSINESS UNITS AND PRODUCTS

    MTU AERO ENGINES. The MTU Aero Engines business unit consists of MTU Aero Engines GmbH and its subsidiaries. MTU Aero Engines is mainly involved in the development, production and maintenance of aircraft engines.

    In the area of engines for commercial and executive aircraft, MTU Aero Engines primarily works with the engine manufacturers Pratt & Whitney, a division of United Technologies, Inc., and General Electric. Pratt & Whitney and MTU Aero Engines jointly develop and manufacture the PW4000 Growth turbofan engine family, the PW2000 jet engine series, the PW305 and PW306 jet engines and the PW500 turbofan engine family. Since October 1998, the two companies are also developing a new engine program, the PW6000 series. MTU Aero Engines' cooperation with General Electric relates primarily to the General Electric CF6 engine family for which MTU Aero Engines manufactures parts and components.

    In the V2500 jet engine program, MTU Aero Engines cooperates with Pratt & Whitney, Rolls-Royce plc and Japanese Aero Engines Corporation. In the military area, MTU Aero Engines is engaged in the development and production of the EJ200 engine for the Eurofighter/Typhoon, the RB199 engine for the Tornado, the MTR390 engine for the Tiger helicopter and the TP400 engine for the military transporter A400M. MTU Aero Engines is also one of the leading providers of maintenance and repair services for jet engines. Following a joint venture with Canadian Airlines, MTU Aero Engines continued its expansion in the aircraft engine repair and maintenance business in 2000 by entering into a joint venture with China Southern Airlines and establishing a maintenance center in Brazil. MTU Aero Engines also expanded its U.S. activities by entering into a joint venture with Honeywell in the industrial gas turbine business in 1999 and establishing a new development center in 2000.

    The following business units formed part of the Aerospace segment through June 2000:

    COMMERCIAL AIRCRAFT/HELICOPTERS. The commercial aircraft/helicopter business unit included the activities of former DaimlerChrysler Aerospace Airbus GmbH and its subsidiaries and the production of helicopters for military and civil applications by the Eurocopter group. DaimlerChrysler Aerospace Airbus conducted the German activities within Airbus Industrie, a consortium of European aerospace companies. These activities included the final assembly of the Airbus A321 and the A319 in Hamburg. DaimlerChrysler Aerospace Airbus also manufactured a variety of fuselage sections and vertical stabilizers for all Airbus models, installed interior furnishings and was responsible for the wing integration of all widebody Airbus aircraft.

    DEFENSE AND CIVIL SYSTEMS. This business unit was active in the areas of defense and dynamics systems, radar and radio systems, command and information systems and systems technology.

    MILITARY AIRCRAFT. The Military Aircraft business unit focused primarily on the Eurofighter/Typhoon program. In addition, it was involved in the Panavia program (modernization and servicing of Tornado aircraft), the manufacturing of certain Airbus components and other aircraft programs.

    SATELLITES. The Satellites business unit was mainly active in the SRTM (Shuttle Radar Topography Mission) project and in several satellite programs and projects commissioned by the European Space Agency (ESA), including Envisat, Metop and MSG (Meteosat Second Generation).

    SPACE INFRASTRUCTURE. Space Infrastructure concentrated on the development and production of orbital systems. These activities included the participation in the space laboratory COF (Columbus Orbital Facility) for the International Space Station (ISS), the space transporter ATV (Automated Transfer Vehicle), the ERA (European Robotic Arm) program and the Ariane 4 and 5 launcher programs.

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of Aerospace revenues by geographic market since 1998:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
European Union.........................................   3,561      7,313      6,730
    Germany............................................     821      2,702      2,604
    Other..............................................   2,740      4,611      4,126
NAFTA region...........................................   1,596      1,457      1,496
    United States......................................   1,419      1,322      1,414
    Canada and Mexico..................................     177        135         82
Asia...................................................     138        267        244
Other markets..........................................      92        154        300
                                                          -----      -----      -----
    World..............................................   5,387      9,191      8,770
                                                          =====      =====      =====

                         ------------------------------

    Aerospace revenues fell 41% to [EURO]5.4 billion in 2000. The decrease resulted from DaimlerChrysler's disposition in July 2000 of all of its aerospace activities with the exception of the aero engines business. Accordingly, revenues for 2000 only include the disposed activities for the first half of 2000. For a discussion of changes in revenues for this segment, see "Item 5. Operating and Financial Review and Prospects."

    Revenues of MTU Aero Engines grew 21% to [EURO]2.1 billion in 2000, mainly due to stronger demand for engines and commercial aircraft maintenance. MTU Aero Engines participates in several international aircraft engine cooperations which compete in some areas with Pratt & Whitney, General Electric, Snecma, Rolls-Royce plc, Volvo Aero and FiatAvio SpA.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures for fixed assets were [EURO]229 million in 2000 compared with [EURO]336 million in 1999. They related primarily to capacity increases in the Commercial Aircraft/Helicopters business unit intended to address the anticipated increase in deliveries of Airbus aircraft. MTU Aero Engines' capital expenditures for fixed assets focused on the expansion in the maintenance business, efficiency improvements and lead time reduction.

    Research and development expenditures decreased in 2000 to [EURO]1,057 million (1999: [EURO]2,005 million). Of this amount, [EURO]290 million was attributable to projects funded by the Group (1999:
[EURO]458 million). In 2000, 73% of DaimlerChrysler Aerospace's total research and development expenditures was customer-funded (1999: 77%). Research and development projects related primarily to the Airbus program, especially two new versions of the long range aircraft A340. Projects within the MTU Aero Engines business unit emphasized development work on the EJ200 and the PW6000 engine programs and research work directed at engine technologies leading to lower emissions, reduced noise and lower fuel consumption. MTU Aero Engines also started the development of the GP7000 engine for the Airbus A380.

    The capital expenditures for fixed assets and the research and development expenditures of the Aerospace segment during the last three years are shown below:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                        2000(1)      1999       1998
                                                        --------   --------   --------
                                                             ([EURO] IN MILLIONS)
Capital expenditures for fixed assets.................     229        336        326
Research and development..............................   1,057      2,005      2,047
      of which: Company funded projects...............     290        458        367
                Third party projects..................     767      1,547      1,680

------------------------------

(1) Capital expenditures and research and development relating to the aerospace activities disposed of in July 2000 are only included for the first half of 2000.

OTHER

    This segment includes the operating businesses Rail Systems, Automotive Electronics and MTU/Diesel Engines. In 2000, this segment contributed approximately 4% of the DaimlerChrysler Group's total revenues. The following table sets forth, by business unit, the revenues generated since 1998:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Rail Systems(1)........................................   3,900      3,562      1,658
Automotive Electronics.................................   1,067        890        754
MTU/Diesel Engines.....................................   1,031        959        921
Other Businesses(2)....................................     261        441        193
                                                          -----      -----      -----
    Total..............................................   6,262      5,852      3,526
                                                          =====      =====      =====

------------------------------

(1) The increase in 1999 revenues is primarily due to the full consolidation of Adtranz following DaimlerChrysler's acquisition of ABB's 50% interest in Adtranz. The 1998 revenue figure represents the pro rata share in Adtranz' revenues reflecting DaimlerChrysler's previous 50% ownership interest in the company.

(2) The revenues principally derive from the management of real estate projects including Potsdamer Platz.

                         ------------------------------

    For a discussion of revenues of this segment see "Item 5. Operating and Financial Review and Prospects."

    RAIL SYSTEMS. The Rail Systems activities of the Group are conducted by DaimlerChrysler Rail Systems GmbH (Adtranz). Adtranz is one of the leaders in the global rail transportation market. Its products and services include people movers, light rail vehicles, metros, diesel and electric regional and intercity multiple units, electric and diesel locomotives, high speed trains, signaling systems and customer support.

    In the first quarter of 1999, DaimlerChrysler acquired ABB's 50% interest in Adtranz for $472 ([EURO]441) million. In December 1999, Rail Systems began implementing a comprehensive restructuring program. This ongoing program primarily aims at cost-cutting through the elimination of excess capacity and efficiency improvements.

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz), for cash consideration. According to the sale and purchase agreement, the purchase price of $725 million is subject to adjustments to reflect the proceeds from potential disposals of Adtranz' fixed installations and signaling businesses and adjustments based on the financial performance of Adtranz through the closing date of the transaction. The sale of Adtranz to Bombardier is still subject to regulatory approval by the European Commission.

    AUTOMOTIVE ELECTRONICS. The Automotive Electronics activities conducted through TEMIC TELEFUNKEN microelectronic GmbH and its subsidiaries focus on electronic systems for engines, safety systems and applications that enhance driving comfort. Major product areas are powertrain and chassis, antilock braking systems (including electronic stability programs), occupant safety devices, sensor systems, vehicle body electronics, automotive electric motors and intelligent, radar-based distance control systems.

    MTU/DIESEL ENGINES. DaimlerChrysler AG's subsidiary MTU Motoren- und Turbinen-Union Friedrichshafen GmbH is one of the world's leading suppliers of high-grade propulsion systems for land, marine and rail-bound vehicles, energy-supply applications based on diesel engines, gas engines or gas turbines, and the new technologies of high-temperature fuel cells and electrolysis. MTU Friedrichshafen also produces drive shafts for passenger cars and light commercial vehicles. Its subsidiary L'Orange manufactures injection systems for high-power diesel engines, some of which use common rail technology. In
January 2001, DaimlerChrysler combined the respective businesses of the Powertrain business unit, Detroit Diesel and MTU Motoren- und Turbinen-Union Friedrichshafen in a new business unit called DaimlerChrysler Powersystems.

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of revenues of this segment by geographic market since 1998:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2000     1999(1)      1998
                                                        --------   --------   --------
                                                             ([EURO] IN MILLIONS)
European Union........................................   4,241      4,080      2,295
    Germany...........................................   2,417      2,497      1,395
    Other.............................................   1,824      1,583        900
NAFTA region..........................................     766        707        421
    United States.....................................     709        658        390
    Canada and Mexico.................................      57         49         31
Asia..................................................     450        407        443
Other markets.........................................     805        658        367
                                                         -----      -----      -----
    World.............................................   6,262      5,852      3,526
                                                         =====      =====      =====

------------------------------

(1) The increase in 1999 revenues is primarily due to the full consolidation of Adtranz following DaimlerChrysler's acquisition of ABB's 50% interest in Adtranz. The 1998 revenue figure represents the pro rata share in Adtranz' revenues reflecting DaimlerChrysler's previous 50% ownership interest in the company.

                         ------------------------------

    Principal competitors of Adtranz are Siemens, Alstom and, until the planned sale to Bombardier is consummated, Bombardier. TEMIC competes with Bosch, Siemens, TRW and Nippondenso. Principal competitors of MTU/Diesel Engines in the diesel engines business include Caterpillar and Cummins.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 2000, the Group spent [EURO]355 million on fixed assets of the businesses included in this segment (1999: [EURO]589 million). At TEMIC, investments consisted primarily of funding for increased production capacity.
MTU/Diesel Engines directed its capital expenditures primarily at capacity expansion for diesel engine and drive shaft production as well as improvements and replacements of production facilities. Adtranz invested primarily in the modernization of its production facilities and acquired selected service and maintenance businesses.

    During 2000, research and development activities at MTU/Diesel Engines focused primarily on the engine series 2000, 4000 and 8000 and further development in the field of high temperature fuel cells and electrolysis. At Adranz, development activities continued to concentrate on new vehicle technologies and standardized product platforms. Research and development work at TEMIC was primarily directed at motor management systems and electronic systems designed to enhance vehicle safety and comfort. The Group's research and development expenditures for these activities in 2000 were [EURO]433 million (1999: [EURO]312 million).

                           SUPPLIES AND RAW MATERIALS

    In 2000, the DaimlerChrysler Group purchased goods and services from suppliers around the world with a total value of approximately
[EURO]113.3 billion (1999: [EURO]94.9 billion). Mercedes-Benz Passenger Cars & smart accounted for 28% of this volume, Chrysler Group for 44%, Commercial Vehicles for 19%, Services for 2%, Aerospace for 3%, and Other for 4%. DaimlerChrysler enters into long-term supply agreements for the purchase of various commodities used to manufacture vehicles. It also purchases commodities on the spot market from time to time.

    DaimlerChrysler operates its worldwide procurement and supply activities through a single Global Procurement and Supply function. It employs the Extended Enterprise-Registered Trademark- concept to maximize the efficiency of supply networks by involving not only the first tier supplier but also sub-suppliers, raw material suppliers, and transportation carriers. In 2000, DaimlerChrysler expanded its e-business activities in the fields of electronic purchasing (e-procurement) and electronic management of logistics processes (e-supply chain management). In particular, DaimlerChrysler, together with Ford, General Motors, Renault and Nissan, established Covisint, a joint venture company that operates a business-to-business (B2B) Internet marketplace offering e-procurement services to participants in the automotive industry.

    A strong increase in demand for steel products and raw materials caused the price of these materials to increase significantly. Aluminum and copper rose slightly due to industry cost pressures and the rise in utilities (electric and gas). Resin (plastic) prices fluctuated with the price of oil, which steadily increased in 2000. Material shortages were avoided due to close cooperation with suppliers under the Extended Enterprise-Registered Trademark- concept.

    There was a significant increase in the price for precious metals throughout the automotive industry. To minimize this increase in price, DaimlerChrysler's purchasing and engineering initiatives improved processes and researched alternative materials and processes.

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

    The EPA also adopted Tier 2 standards that establish the same stringent tailpipe emission requirements for passenger cars and light trucks. Tier 2 standards, which will be phased in over model years 2004-2009, increase the recall obligation to 120,000 miles. The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Manufacturers, including DaimlerChrysler, will not be able to sell vehicles in the United States that do not meet the standards. Complying with these new standards will require further research and development achievements on the part of the automotive industry.

    Separate standards are in effect for heavy-duty commercial vehicles. More stringent standards will apply in model year 2004, and even more stringent standards have been proposed beginning in model year 2007.

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

    An important part of California's low emissions vehicle program is the introduction of zero-emission vehicles. Beginning with model year 2003, 10% of the passenger cars and light trucks sold each year by a manufacturer in California must be certified as zero-emission vehicles that produce no emissions of regulated pollutants. Modifications proposed by CARB on December 8, 2000, however, would reduce the stringency of the zero-emission standards for the 2003-2005 model years. Seven vehicle manufacturers, including DaimlerChrysler, voluntarily agreed with CARB to provide zero-emission vehicle demonstrations in California through the 2002 model year and to continue investing in the research and development of battery technology.

    Other states may either adopt the California standards, or participate in the national low emission vehicle program established by the U.S. automotive industry and subsequently adopted as a rule by the EPA. That program requires manufacturers to sell low emission vehicles nationwide beginning with the 2001 model year. The states of Maine, Massachusetts, New York and Vermont have adopted the California standards, including the requirement for zero-emission vehicles.

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

    EUROPEAN STANDARDS. Current vehicle emission control standards in the European Union are generally no more restrictive than U.S. standards. However, the EU Commission and the European Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2000 (EURO 3) and for 2005 and thereafter (EURO 4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the European Parliament for model years 2000 (EURO 3), 2005 (EURO 4, stage 1) and 2008 and thereafter (EURO 4, stage 2). DaimlerChrysler believes that its passenger cars and commercial vehicles will comply with the European standards.

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

    DaimlerChrysler expects to meet current U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although it will likely use credits to meet the standard for light-duty trucks. However, increased demand for larger light-duty trucks could jeopardize its ability to comply with that standard and require it to take additional costly steps, including the sale of ethanol flexible fuel vehicles. DaimlerChrysler did not meet the CAFE standards for the 2000 model year vehicle fleet imported into the United States, and may be required to pay a penalty of between $15-20 million.

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

VEHICLE SAFETY

    The U.S. National Traffic and Motor Vehicle Safety Act of 1966 requires new vehicles and original equipment sold in the United States to meet various safety standards established by authority of the National Highway Traffic Safety Administration (NHTSA). The Safety Act also requires manufacturers to recall vehicles found to have safety related defects and to repair them without charge. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

    In general, vehicle safety regulations in Canada are similar to those in the United States. Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union or by individual countries. In 1999, the EU Commission proposed to expand existing vehicle safety regulations by a directive on pedestrian protection. Countries in South America and Asia have also established vehicle safety regulations.

    In 2000, NHTSA issued various motor vehicle safety standards, including an interim final rule specifying performance requirements for advanced airbag systems. The rule imposes a new regimen of tests with stringent new injury criteria, and sets forth a compliance phase in schedule mandating that 35% of all vehicles produced by a manufacturer by 2003, 65% by 2004, and 100% by 2005, meet the new safety standard. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment.

    The Transportation Recall Enhancement, Accountability and Documentation Act (the TREAD Act) was enacted in the United States on November 1, 2000. The TREAD Act requires NHTSA to upgrade federal motor vehicle safety standards relating to tires based on a dynamic vehicle test that takes into account the rollover propensity of vehicles. It also requires NHTSA to initiate new rules that enhance its authority to gather information potentially relating to motor vehicle defects. The TREAD Act substantially increases NHTSA's authority to impose civil penalties for noncompliance with regulatory requirements and specifies possible criminal penalties for violations of the federal Fraud and False Statements Act.

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

ENVIRONMENTAL MATTERS

    In the United States, the EPA and various state agencies have notified DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. It is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs. As of December 31, 2000, DaimlerChrysler Corporation may incur remediation costs at 147 sites in connection with the foregoing matters and other remediation issues at its active or deactivated facilities.

    Pollution remediation is also a potentially significant issue in Germany at some older sites, including plants and the Group's own service outlets. These remediation issues involve ten principal sites.

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

    In 2000, the EU Commission adopted a directive that requires automobile manufacturers to take back end-of-life passenger cars (up to 9 seats) and trucks (up to 3.5t total weight) beginning January 1, 2007 and incur all, or a significant part of, the costs of recycling such vehicles. The directive affects all end-of-life-vehicles in the European Union and imposes additional costs on automobile manufacturers which could be significant. In Germany, automobile manufacturers are currently required to take back up to twelve year old passenger cars free of charge. Older vehicles and batteries are also taken back for disposal or recycling but manufacturers are allowed to charge their costs. In addition, German manufacturing facilities are subject to enhanced noise restrictions.

    DaimlerChrysler is committed to reducing the environmental impact of its operations and products beyond currently applicable regulatory requirements where this is technically and financially feasible. DaimlerChrysler's policy is environmental protection in pursuit of sustainable development. This policy is laid down in the Group's environmental guidelines and designed to further minimize the environmental effects generally associated with the type of manufacturing operations conducted by DaimlerChrysler. DaimlerChrysler has installed environmental management systems in both its plant operations and its development departments to consider environmental effects already at the planning stage of a new manufacturing process or product. DaimlerChrysler publishes environmental reports summarizing the use of resources and measures undertaken to minimize further the environmental impact of the Group's products and operations.

                            INTRODUCTION OF THE EURO

    On January 1, 1999, eleven member states of the European Union -- Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain -- introduced the euro as their common legal currency for "paperless" transactions (European Monetary Union). Since then, funds denominated in the currency of one participating member state are converted into the currency of another participating member state based on a fixed conversion rate. By February 28, 2002, the euro will be the sole legal tender for the member states participating in the European Monetary Union. The national currencies of those member states will then be withdrawn from circulation. On January 1, 2001, Greece joined the European Monetary Union.

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

    Due to its significant manufacturing and transactional activity within Europe, DaimlerChrysler has already realized benefits from the euro by capitalizing on the greater market transparency and efficiency resulting from the introduction of a single European currency. Productivity gains with respect to products manufactured and sold in the euro zone are no longer offset by exchange rate fluctuations. As sales and production costs are both calculated in euro, it is easier for DaimlerChrysler to monitor its price competitiveness in the euro zone. In addition, the introduction of the euro produces the following effects:

    BUSINESS AND COMPETITIVE IMPLICATIONS. The euro leads to greater market efficiency and fosters a more competitive economic environment within and among the participating member states. The fact that the pricing of products and services is more transparent through the use of a single common currency continues to lead to increased price harmonization within the euro zone. See also "Risk Factors" in "Item 3. Key Information."

    CURRENCY AND FOREIGN EXCHANGE EXPOSURE. Transition to the euro with its fixed exchange rates among national currencies of the participating member states has eliminated the need for exchange transactions in those currencies. For DaimlerChrysler, this has led to savings in transaction and hedging costs of at least [EURO]50 million annually. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

                            DESCRIPTION OF PROPERTY

    At December 31, 2000, the DaimlerChrysler Group had 161 manufacturing facilities worldwide of which 29 are located in Germany and 49 in the United States. Most of the remaining facilities are located in Argentina, Brazil, Canada, Indonesia, Mexico, South Africa, Spain and Turkey. The Group also has other properties, including office buildings, spare parts centers, research laboratories, testing tracks and warehouses, mainly in Germany and in the United States. The Group owns most of its manufacturing facilities and other properties.

    The following table sets forth a list of all principal production and other facilities of the DaimlerChrysler Group throughout the world:

    PRODUCTION FACILITIES

MERCEDES-BENZ PASSENGER CARS & SMART

GERMANY
    - Berlin.................................  Manufacturing plant for engines and components
    - Bremen.................................  Bodywork and assembly plant
    - Hamburg................................  Manufacturing plant for axles and components
    - Rastatt................................  Bodywork and assembly plant
    - Sindelfingen...........................  Bodywork and assembly plant
    - Stuttgart-Untertuerkheim...............  Manufacturing plant for engines, axles and gearboxes

UNITED STATES
    - Tuscaloosa, Alabama....................  Bodywork and assembly plant

BRAZIL
    - Juiz de Fora...........................  Bodywork and assembly plant

FRANCE
    - Hambach................................  Bodywork and assembly plant

SOUTH AFRICA
    - East London............................  Bodywork and assembly plant

CHRYSLER GROUP

UNITED STATES
    - Belvidere, Illinois....................  Bodywork, assembly and stamping plant
    - Dayton, Ohio...........................  Manufacturing plant for thermal products

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

AUSTRIA
    - Graz...................................  Bodywork and assembly plants

CANADA
    - Bramalea...............................  Bodywork, assembly and stamping plant
    - Windsor................................  Assembly plants

MEXICO
    - Mexico City............................  Bodywork and assembly plant
    - Saltillo...............................  Bodywork and assembly plant, engine plant
    - Toluca.................................  Bodywork and assembly plant

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

UNITED STATES
    - Cleveland, North Carolina..............  Bodywork and assembly plant
    - High Point, North Carolina.............  Bodywork and assembly plant
    - Mt. Holly, North Carolina..............  Bodywork and assembly plant
    - Portland, Oregon.......................  Bodywork and assembly plant
    - Redford, Michigan......................  Assembly plant, manufacturing plant for engines

ARGENTINA
    - Buenos Aires...........................  Bodywork and assembly plant

BRAZIL
    - Sao Bernardo do Campo..................  Bodywork and assembly plant

CANADA
    - Kelowna................................  Bodywork and assembly plant
    - St. Thomas.............................  Bodywork and assembly plant

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

AEROSPACE

GERMANY
    - Muenchen...............................  Manufacturing plant for aircraft engines
    - Hannover...............................  Maintenance plant for commercial aircraft engines

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

HUNGARY
    - Budapest...............................  Manufacturing plant for automotive electronics

MEXICO
    - Cuautla................................  Manufacturing plant for automotive electronics

SWEDEN
    - Vasteras...............................  Manufacturing plant for rail systems

UNITED KINGDOM
    - Derby..................................  Manufacturing plant for rail systems

    OTHER FACILITIES

GERMANY
    - Berlin.................................  Potsdamer Platz real estate project, including DaimlerChrysler Services
                                                 headquarters
    - Stuttgart-Moehringen...................  DaimlerChrysler headquarters
    - Ulm....................................  Research center

UNITED STATES
    - Auburn Hills, Michigan.................  DaimlerChrysler headquarters and technology center

    At year-end 2000, the total amount of indebtedness secured by mortgages and other security interests on the Group's principal facilities was [EURO]1.6 billion, which related to the Potsdamer Platz real estate project.

    DaimlerChrysler believes that the Group's principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the needs of the DaimlerChrysler Group.

    As part of its strategic planning process, in view of continuing overcapacity in the automobile industry, DaimlerChrysler is reviewing worldwide capacity requirements, especially in North and South America. In particular, Chrysler Group's turnaround plan includes six plant closings, elimination of shifts, and reduced line speeds at various facilities in order to rationalize capacity and production levels in an effort to reduce inventories and fixed costs. See "Introduction -- Turnaround Plan for the Chrysler Group."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

                             ACCOUNTING PRINCIPLES

U.S. GAAP

    The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP except for the use of the proportionate method of consolidation for a material joint venture in 1998. Under U.S. GAAP, joint ventures would be accounted for using the equity method of accounting. DaimlerChrysler received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP. See
Note 3 to the Consolidated Financial Statements.

OPERATING PROFIT

    The Group measures the performance of its business segments through "Operating Profit." Segment Operating Profit is defined as income before financial income included in the consolidated statement of income, modified to exclude certain pension and post-retirement benefit costs, to include certain financial income, net, and to include or exclude certain miscellaneous items. See Note 33 to the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued
SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. DaimlerChrysler adopted SFAS 133 effective January 1, 2000. Upon adoption of this standard, DaimlerChrysler recorded a cumulative effect of a change in accounting principle (net after-tax gain) of [EURO]12 million in the statement of income and a net transition loss of [EURO]349 million in accumulated other comprehensive income.

    In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." DaimlerChrysler adopted SFAS 138 on July 1, 2000. Adoption of this accounting standard did not have a material impact on the Group's consolidated financial statements.

    In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of FASB Statement No. 125." This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. This statement is effective for transactions occurring after March 31, 2001. Adoption of this replacement standard is not anticipated to have a material effect on DaimlerChrysler's consolidated financial statements.

    As of July 1, 2000, DaimlerChrysler adopted Emerging Issues Task Force Issue
(EITF) No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 specifies, among other things, how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment. The cumulative effect of adopting EITF 99-20 was an after-tax charge of [EURO]99 million.

    In July 2000, the Emerging Issues Task Force reached a final consensus on EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." The Issue requires that all amounts billed to the customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. DaimlerChrysler adopted the consensus effective October 1, 2000. Adoption of EITF 00-10 did not have a material impact on the Group's consolidated financial statements. With the adoption of EITF 00-10, DaimlerChrysler has elected to reclassify shipping and handling costs from selling expenses to cost of sales for all years presented. DaimlerChrysler classifies amounts billed to a customer in a sale transaction related to shipping and handling as revenues.

    During 2000, the Emerging Issues Task Force reached a final consensus on EITF 00-14, "Accounting for Certain Sales Incentives." The Issue requires that an entity recognize sales incentives at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The Issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of the sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the Issue will be effective for DaimlerChrysler in its financial statements beginning April 1, 2001. DaimlerChrysler will apply the consensus prospectively in 2001. DaimlerChrysler is currently determining the impact of the adoption of EITF 00-14 on the Group's consolidated financial statements.

                                   INFLATION

    The rates of inflation on an annual average basis in Germany during 2000, 1999 and 1998 were 1.9%, 0.6% and 1.0%, respectively. The inflation rates on an annual average basis in the United States for those years were 3.4%, 2.2% and 1.6%, respectively. The effects of inflation on the Group's operations have not been significant in recent years.

                               OPERATING RESULTS

    The DaimlerChrysler Group operates in six business segments:
(1) Mercedes-Benz Passenger Cars & smart; (2) Chrysler Group; (3) Commercial Vehicles; (4) Services; (5) Aerospace; and (6) Other. The information and discussion in this Item should be read in conjunction with Notes 2 and 33 to the Consolidated Financial Statements included in Item 18. The following table sets forth revenues and operating profit (loss) for each of the six business segments during the last three fiscal years:

                             DAIMLERCHRYSLER GROUP
            BUSINESS SEGMENT REVENUES AND OPERATING PROFIT (LOSS)(1)
                              ([EURO] IN MILLIONS)

                                                             YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------------
                                                2000                   1999                   1998
                                        --------------------   --------------------   --------------------
                                                   OPERATING              OPERATING              OPERATING
                                                    PROFIT                 PROFIT                 PROFIT
                                        REVENUES    (LOSS)     REVENUES    (LOSS)     REVENUES    (LOSS)
                                        --------   ---------   --------   ---------   --------   ---------
Mercedes-Benz Passenger Cars &
  smart...............................   43,700      2,145      38,100      2,703      32,587      1,993
Chrysler Group........................   68,372        501      64,085      5,051      56,412      4,255
Commercial Vehicles...................   28,818      1,110      26,695      1,067      23,162        946
Services..............................   17,526      2,457      12,932      2,039      11,410        985
Aerospace.............................    5,387      3,754       9,191        730       8,770        623
Other.................................    6,262        (62)      5,852       (399)      3,526       (130)
Eliminations..........................   (7,681)      (153)     (6,870)      (179)     (4,085)       (79)
                                        -------     ------     -------     ------     -------      -----
    Total.............................  162,384      9,752     149,985     11,012     131,782      8,593
                                        =======     ======     =======     ======     =======      =====

------------------------------

(1) For additional segment information see Note 33 to the Consolidated Financial Statements.

                         ------------------------------

    The year-to-year comparability of revenues and operating profit in Services and Aerospace is significantly affected by two transactions in 2000, one involving DaimlerChrysler Aerospace and the other debis Systemhaus. In
July 2000, the Group disposed of most of the aerospace activities by exchanging its controlling interest in DaimlerChrysler Aerospace for a 33% interest in the European Aeronautic Defence and Space Company (EADS). In October 2000, Deutsche Telekom made a capital investment in debis Systemhaus for which it received a 50.1% controlling interest, thereby reducing the Group's interest to 49.9%. As a result of these transactions, revenues and operating profit of DaimlerChrysler Aerospace and debis Systemhaus are included in the Group's totals only through the date of the respective transaction. Thereafter, the operating profit of the Services and Aerospace segments includes DaimlerChrysler's allocable percentage interest in the operating profit of debis Systemhaus (49.9%) and EADS (33%), respectively. In addition, the operating profit of Aerospace includes the gain realized on the disposition of the Group's controlling interest in DaimlerChrysler Aerospace ([EURO]3.3 billion) and the operating profit of Services includes a gain realized as a result of the transaction involving debis Systemhaus ([EURO]2.3 billion). See "Item 4. Information on the Company."

2000 COMPARED WITH 1999

    DAIMLERCHRYSLER GROUP

    Group revenues in 2000 increased 8% from [EURO]150.0 billion to [EURO]162.4 billion. This increase consisted of 12% revenue growth in the Group excluding the Aerospace segment and the IT Services business unit, offset by a revenue decline due to the disposition of most of DaimlerChrysler's aerospace activities in July 2000 and the disposition of DaimlerChrysler's controlling interest in debis Systemhaus in October 2000. Revenues for the Mercedes-Benz Passenger Cars & smart segment increased 15% to [EURO]43.7 billion. Chrysler Group revenues rose 7% to [EURO]68.4 billion as a result of the depreciation of the euro against the dollar, absent which Chrysler Group revenues would have been 8% lower than in the previous year. Revenues of Commercial Vehicles went up 8% to [EURO]28.8 billion. Services' revenues improved 36% to [EURO]17.5 billion. Aerospace revenues in 2000 were [EURO]3.8 billion below 1999 principally because the year 2000 did not include any revenues from the second half of the year from the aerospace activities disposed of in July.

    In 2000, cost of sales amounted to [EURO]134.8 billion, a 12% rise. Cost of sales as a percentage of revenues increased to 83% in 2000 compared to 80% in 1999. This increase resulted from higher sales incentives for specific Chrysler Group models which reduced revenues, an impairment charge on the carrying values of leased vehicles in the Services segment and charges related to the smart brand recorded in connection with the planned joint development of a new small car platform with Mitsubishi Motors.

    Selling expenses were [EURO]11.4 billion in 2000 compared to [EURO]9.9 billion in 1999, a 16% increase. The increase was due to higher marketing costs in connection with new product launches. Selling expenses as a percentage of revenues were 7% in both 2000 and 1999. General administrative expenses in 2000 rose 11% over 1999 to [EURO]5.7 billion.

    Research and development funded by the Group reached [EURO]6.3 billion in 2000 compared to [EURO]5.7 billion in 1999. In addition, the Group undertook research and development projects for third party customers funded by such parties (mainly the German government and ESA) in the amount of [EURO]1.1 billion in 2000 (1999: [EURO]1.8 billion). Research and development for third party customers decreased as a result of the disposition of most of DaimlerChrysler's aerospace activities.

    In 2000, DaimlerChrysler's operating profit was [EURO]9.8 billion compared to [EURO]11.0 billion in the previous year, a decrease of 11%. The operating profit of 2000 includes gains of [EURO]3.3 billion from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS, [EURO]2.3 billion from the disposition of the Group's controlling interest in debis Systemhaus, and gains of [EURO]0.2 billion from the sale of the fixed installations activities of the Rail Systems business unit and the dilution of DaimlerChrysler's equity interest in Ballard Power Systems, a Canadian company focusing on fuel cell technology. Group operating profit in 2000 was reduced by a write-down of [EURO]0.5 billion on the carrying values of leased vehicles and charges of [EURO]0.5 billion related to the smart brand in connection with the planned joint development of a new small car platform with Mitsubishi Motors. In addition, DaimlerChrysler recorded a charge in 2000 relating to the European Union's directive for end-of-life-vehicles ([EURO]0.3 billion). The 1999 operating profit includes gains from the sales of most of DaimlerChrysler's investment in the telecommunications company debitel amounting to [EURO]1.1 billion, partially offset by charges for restructuring measures in the Rail Systems business and other one-time items. After adjustment for one-time items included in operating profit in both 2000 ([EURO]4.5 billion) and 1999 ([EURO]0.7 billion), operating profit decreased from [EURO]10.3 billion in 1999 to [EURO]5.2 billion. This decline was mainly attributable to lower contributions from the Chrysler Group and Services, resulting primarily from the intense competition in the North American automotive market. The business segment contributions to Group operating profit are shown in the table on page
39. Special items and business developments are described in more detail in the discussion of the segment contributions below.

    Financial income (net) decreased from [EURO]0.3 billion in 1999 to [EURO]0.2 billion in 2000. Financial income (net) in 2000 includes losses of [EURO]0.2 billion from the Group's equity investments in EADS and Mitsubishi Motors. Financial income (net) was also negatively affected by increased interest expenses resulting from higher borrowings. Principally as a result of DaimlerChrysler's adoption of SFAS 133, financial income (net) in 2000 was not burdened by losses on derivative financial instruments to the same extent it was in 1999.

    Income tax expense decreased from [EURO]4.5 billion in 1999 to [EURO]2.0 billion in 2000. The decrease in income tax expense was principally the result of lower pre-tax income in 2000. Income tax expense was also affected by changes in German tax laws in 2000 and 1999. In 2000, the German corporate income tax rate was reduced from 40% to 25%. This reduction triggered a current revaluation of the Group's net deferred tax assets in Germany. The other significant change in 2000 is the future exemption from taxation for certain gains from the sale of investments. The changes in 2000 resulted in a net income tax charge of [EURO]0.3 billion. In 1999, the German corporate income tax rate was reduced from 45% to 40% and the tax base was broadened, resulting in a net income tax charge of [EURO]0.8 billion. Excluding the effects of the changes in German tax laws in both years, the Group's effective tax rate increased slightly from 38.5% in 1999 to 38.8% in 2000.

    Group net income increased from [EURO]5.7 billion in 1999 to [EURO]7.9 billion in 2000. Net income includes net gains on dispositions of [EURO]5.5 billion (1999: [EURO]0.6 billion) which have been classified as extraordinary and are described above. Net income also contains a net expense of [EURO]87 million from cumulative effects of changes in accounting principles for derivative financial instruments (SFAS 133) and retained interests in sold receivables (EITF 99-20).

Net income before extraordinary items and cumulative effects of changes in accounting principles decreased by [EURO]2.6 billion to [EURO]2.5 billion. Basic and diluted earnings per ordinary share (before extraordinary items and cumulative effects of changes in accounting principles) were [EURO]2.46 and [EURO]2.45 in 2000, compared to [EURO]5.09 and [EURO]5.06 in 1999, respectively. After extraordinary items and cumulative effects of changes in accounting principles, basic and diluted earnings per ordinary share were [EURO]7.87 and [EURO]7.80 in 2000, higher than in 1999 when they reached [EURO]5.73 and [EURO]5.69, respectively.

    MERCEDES-BENZ PASSENGER CARS & SMART

    Revenues of the Mercedes-Benz Passenger Cars & smart segment rose
[EURO]5.6 billion or 15% to [EURO]43.7 billion, resulting mainly from the strong performance of the M-Class and the S-Class and the successful introduction of the new C-Class in the European market. In 2000, total unit sales rose 7% to a record level of 1,154,900. At [EURO]15.7 billion, revenues in Germany were 8% higher than in 1999 and unit sales rose 6% in an overall declining German market. Germany continues to be the most important market for Mercedes-Benz Passenger Cars & smart with unit sales of 440,000 in 2000 representing 38% of the segment's worldwide unit sales (1999: 39%).

    In the other European Union member countries, revenues of Mercedes-Benz Passenger Cars & smart rose 14% to [EURO]9.9 billion while unit sales were 8% higher reaching 321,700 units. These increases were primarily due to higher demand for passenger cars in Italy, France, Spain and Belgium. In the United States, revenues increased by [EURO]1.8 billion or 21% to [EURO]10.3 billion and unit sales rose 4% to 205,700 units, setting a unit sales record for the fifth consecutive year in this market. The revenue increase in the United States was mainly due to the appreciation of the dollar against the euro and continued strong demand for higher priced S-Class and M-Class vehicles. At
[EURO]2.2 billion, revenues in Japan were up 10% despite a 13% decrease in unit sales, mainly due to a favorable change in product mix and the depreciation of the euro against the Japanese yen. In Asia (excluding Japan) revenues jumped 51% to [EURO]1.7 billion while unit sales climbed from 25,500 to 41,100.

    In 2000, Mercedes-Benz Passenger Cars & smart had an operating profit of [EURO]2.1 billion (1999: [EURO]2.7 billion). The segment's operating profit decreased as a result of a [EURO]0.3 billion charge relating to the end-of-life-vehicle directive adopted by the European Union and charges of [EURO]0.5 billion related to the smart brand in connection with the planned joint development of a new small car platform with Mitsubishi Motors. Based, in part, on DaimlerChrysler's recent investment in Mitsubishi Motors Corporation and the corresponding strategic alliance, in the fourth quarter of 2000 management conducted a strategic review of the smart brand, including a review of the Group's small car platform, and concluded that it was necessary to revise the current operating plan of the smart brand, including restructuring of supplier contracts. As a result, the carrying values of the brand's long-lived assets were determined to be impaired. Mercedes-Benz Passenger Cars & smart recorded an impairment charge of [EURO]281 million to write off the carrying values of the manufacturing facility, equipment, tooling and related goodwill for the smart brand. In addition, it recorded charges of [EURO]255 million related to fixed cost reimbursement agreements with smart suppliers. If the smart brand continues to experience low sales volumes from competition within the small car industry, management expects operating results to continue to be negatively affected. The charges relating to the smart brand and the European Union end-of-life-vehicle directive were partially offset by a gain of [EURO]0.1 billion relating to the reduction of DaimlerChrysler's equity interest in Ballard Power Systems. Adjusted for all these one-time items, operating profit in 2000 improved by 6% to [EURO]2.9 billion.

    CHRYSLER GROUP

    The Chrysler Group achieved revenues of [EURO]68.4 billion compared with revenues of [EURO]64.1 billion for 1999. This increase in revenues is the result of the appreciation of the dollar against the euro and, to a lesser extent, higher vehicle pricing, partially offset by a decrease in unit sales and higher sales incentives. Measured in dollars, the currency in which a significant portion of the Chrysler Group's sales are earned, revenues declined by 8%.

    In 2000, the Chrysler Group sold 3.0 million units, 6% lower than the year before. Worldwide factory unit sales decreased in part as a result of intense competition in the U.S. market, particularly in the minivan, sport utility and pickup segments. Model changeovers and launches of certain new vehicles also contributed to the decrease in volume. Strong sales of the PT Cruiser (141,200 units) which was introduced in 2000 helped to offset the decrease in volume. In the NAFTA region, total sales decreased 6% to 2,858,500 units. Unit sales outside the NAFTA region rose to 186,700 in 2000, an increase of 9,400 units or 5%.

    The Chrysler Group's operating profit declined to [EURO]0.5 billion in 2000 compared with [EURO]5.1 billion in 1999. This decrease resulted primarily from increased sales incentives due to the highly competitive U.S. and Canadian markets, lower unit sales and an unfavorable change in product mix, and, to a lesser degree, increased fixed costs related to newly introduced products. The operating profit decrease was partially offset by a reduction in profit-based compensation costs and higher vehicle pricing.

    Revenues and operating profit of the Chrysler Group are derived principally from the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 19.4 million units in 2000, compared with 19.0 million units in 1999, an increase of 2%.

    The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2000 and 1999 are set forth below:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                                      INCREASE/
                                                                2000        1999      (DECREASE)
                                                              ---------   ---------   ----------
U.S. RETAIL MARKET(1)
Car sales...................................................    649,373     745,275     (95,902)
Car market share............................................       7.3%        8.6%       (1.3%)
Truck sales (including minivans)............................  1,873,322   1,893,286     (19,964)
Truck market share..........................................      20.9%       21.7%       (0.8%)
Combined car and truck sales................................  2,522,695   2,638,561    (115,866)
Combined car and truck market share.........................      14.2%       15.2%       (1.0%)

U.S. AND CANADA RETAIL MARKET(1)
Combined car and truck sales................................  2,791,483   2,903,378    (111,895)
Combined car and truck market share.........................      14.4%       15.3%       (0.9%)

------------------------------

(1) All retail sales and market share data include fleet sales.

                         ------------------------------

    Retail sales of cars for the Chrysler Group in the U.S. market for 2000 decreased 13% compared to 1999, while retail sales for the Chrysler Group in the U.S. truck market for 2000 decreased 1% compared to 1999. The decrease in retail sales and related market share of cars and trucks is primarily a result of increased competition.

    For a discussion of Chrysler Group's turnaround plan see "Introduction -- Turnaround Plan for the Chrysler Group" in "Item 4. Information on the Company."

    COMMERCIAL VEHICLES

    Revenues of the Commercial Vehicles segment rose 8% to [EURO]28.8 billion, but unit sales of 549,000 were 1% lower than 1999. The change in total unit sales from 1999 to 2000 consisted of a 10% increase in unit sales of vans (249,300 units) and buses (49,200 units) offset by a 12% decrease in unit sales of trucks (250,500 units). In 2000, revenues in Germany were 4% higher at [EURO]7.3 billion while unit sales decreased 1% to 113,100 vehicles. In the rest of the European Union, revenues were up 9% reaching [EURO]6.2 billion while unit sales rose 4% to 158,900 units in 2000. This increase resulted primarily from the success of Mercedes-Benz vans, especially in France, Spain and Switzerland. In the European Union (including Germany), Commercial Vehicles maintained market leadership in the category of vans between 2t and 6t GVW with a market share of 18%. In the category of trucks over 6t GVW, Commercial Vehicles maintained its position as the market leader in Germany with a market share of 42% compared to 45% in the previous year. Its market share for trucks above 6t GVW in the European Union (excluding Germany) remained at 15%. With a combined European Union market share of 26% in 2000 (1999: 25%), the Mercedes-Benz and Setra bus brands improved their position in the European market.

    Due to the appreciation of the dollar against the euro, revenues of the Commercial Vehicles segment in the NAFTA region decreased only 1% to [EURO]10.3 billion in 2000, while unit sales fell 20% to 153,700 units. Revenues were [EURO]8.8 billion in the United States and [EURO]0.8 billion in Canada, a decrease of 4% and 9%, respectively. Unit sales decreased 23% in both the United States and Canada, primarily as a result of weakening economic conditions which caused lower demand for trucks in the Class 8 heavy duty segment. In Mexico, revenues jumped 87% to [EURO]0.7 billion and unit sales increased 44%. Benefiting from a strong Brazilian market, Commercial Vehicles was able to sell 50,700 units in South America, a 14% increase over 1999. Revenues in South America rose 28% to [EURO]1.7 billion.

    In 2000, Commercial Vehicles contributed an operating profit of [EURO]1.1 billion which was slightly better than 1999. The improvement was primarily a result of overall favorable market conditions in the European Union, Turkey, Mexico and Brazil, partially offset by difficult market conditions in the United States and Canada, especially in the Class 8 heavy duty truck segment.

    SERVICES

    The year-to-year comparability of revenues and operating profit for the Services segment is significantly affected by the transaction involving debis Systemhaus described on page 39.

    In 2000, Services had revenues of [EURO]17.5 billion, a 36% improvement over 1999 ([EURO]12.9 billion). Revenues of Financial Services went up 51% to [EURO]15.1 billion, contributing 86% of Services' total revenues in 2000 compared with 77% in the prior year. Financial Services processed new leasing and finance contracts in 2000 with a total value of [EURO]56.8 billion, an increase of 12% in new contract value compared to 1999. In 2000, Financial Services managed a portfolio of finance receivables of [EURO]126.3 billion, a 27% increase over the 1999 portfolio of [EURO]99.2 billion. Revenues of IT Services decreased to [EURO]2.4 billion from [EURO]2.9 billion in the prior year. As a result of the disposition of DaimlerChrysler's controlling interest in debis Systemhaus, revenues for 2000 only include the IT activities prior to October 2000.

    In 2000, Services' activities in the NAFTA region contributed
[EURO]10.6 billion or 61% of total revenues, a 67% increase over 1999. Services' revenues generated in Germany were [EURO]4.1 billion or 24% of total revenues, compared with [EURO]4.2 billion or 32% of total revenues in 1999. Revenues originated in the European Union (excluding Germany) amounted to [EURO]1.9 billion or 11% of total revenues.

    Operating profit in the Services segment increased to [EURO]2.5 billion from [EURO]2.0 billion in 1999. The 2000 operating profit of the Services segment includes a gain of [EURO]2.3 billion resulting from the disposition of DaimlerChrysler's controlling interest in debis Systemhaus, partially offset by charges of [EURO]0.5 billion due to an impairment charge on the carrying values of leased vehicles in the NAFTA and U.K. markets. Services' operating profit in 1999 included gains on the sales of debitel shares of [EURO]1.1 billion, offset by charges of [EURO]0.1 billion relating to prior period securitization transactions. Excluding these one-time effects in 2000 and 1999, Services' operating profit declined to [EURO]0.6 billion from [EURO]1.0 billion in the previous year. The decrease resulted principally from lower margins in Services' operations in the NAFTA market due to declining residual values for leased automobiles, higher costs of capital and more intense competition.

    If resale prices of used vehicles continue to decline in the NAFTA and U.K. markets, which declines in 2000 required Services to re-evaluate the recoverability of the carrying values of its leased vehicles and resulted in the impairment charge of [EURO]0.5 billion, management expects further negative effects on future operating profit of the Services segment. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new car prices, resale prices of used vehicles and, correspondingly, the carrying value of Services' leased vehicles could experience further downward pressure.

    AEROSPACE

    The year-to-year comparability of revenues and operating profit for the Aerospace segment is significantly affected by the transaction involving DaimlerChrysler Aerospace described on page 39.

    Aerospace revenues fell 41% to [EURO]5.4 billion in 2000. The decrease results from the disposition by DaimlerChrysler of most of its aerospace activities in July 2000. Accordingly, revenues derived from these activities were included in DaimlerChrysler's consolidated results only for the first half of 2000. Revenues of MTU Aero Engines grew 21% to [EURO]2.1 billion in 2000, mainly due to stronger demand for engines and commercial aircraft maintenance.

    In 2000, Aerospace achieved an operating profit of [EURO]3.8 billion (1999:
[EURO]0.7 billion). The increase in operating profit is a result of the gain of [EURO]3.3 billion from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS. The operating activities of all of DaimlerChrysler Aerospace for the first six months and of MTU Aero Engines and EADS for the last six months contributed [EURO]0.5 billion to the operating profit of 2000.

    OTHER

    In 2000, revenues of this segment increased 7% to [EURO]6.3 billion. The increase was mainly due to increased sales in the Rail Systems, MTU/Diesel Engines and Automotive Electronics business units.

    The 2000 operating loss of the segment includes the Group's share of losses from its equity investment in Mitsubishi Motors Corporation (34%).

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

    In 1999, cost of sales reached [EURO]120.1 billion, an increase of 14%. Cost of sales was higher in all segments and was commensurate with revenue improvements achieved by the segments. Cost of sales as a percentage of revenues was 80% in both 1999 and 1998.

    Selling expenses were [EURO]9.9 billion in 1999 compared to [EURO]8.5 billion in 1998, a 17% rise. General administrative expenses in 1999 were [EURO]5.1 billion, slightly less than in 1998 when they reached
[EURO]5.2 billion.

    Research and development funded by the Group amounted to [EURO]5.7 billion in 1999 compared to [EURO]5.0 billion in the previous year. In addition, the Group undertook research and development projects for third party customers funded by these customers (mainly the German government and ESA) in the amount of [EURO]1.8 billion in 1999 (1998: [EURO]1.7 billion).

    In 1999, DaimlerChrysler achieved an operating profit of [EURO]11.0 billion compared to [EURO]8.6 billion in 1998. This 28% increase in operating profit was considerably higher than the 14% expansion in revenues. Contributions to Group operating profit by business segment are shown in the table on page 39. The 1999 operating profit includes gains from the sale of most of DaimlerChrysler's investment in the telecommunications company debitel of [EURO]1.1 billion, partially offset by charges for restructuring measures in the Rail Systems business unit and other one-time items. After adjustment for one-time items included in operating profit in both 1999 and 1998, operating profit increased by 20% to [EURO]10.3 billion. These one-time items are described in more detail in the discussion of the segment contributions below. The growth in operating profit was largely attributable to higher business volume in all segments, the market success of DaimlerChrysler's premium passenger cars and light trucks, especially the Mercedes-Benz S-Class and the Jeep Grand Cherokee, and more favorable exchange rates, primarily between the euro and the dollar. The improvement in operating profit was also the result of synergies achieved in the first year after the business combination, primarily due to cost savings in procurement and supply, and the sales organization.

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

    MERCEDES-BENZ PASSENGER CARS & SMART

    Revenues of Mercedes-Benz Passenger Cars & smart division rose 17% to [EURO]38.1 billion. The increase was mainly the result of the very strong performance of the new S-Class, the A-Class and the M-Class. Total unit sales increased 17% from 922,800 cars in 1998 to an all-time high of 1,080,300 in 1999. Unit sales of the E-class were somewhat lower than in 1998, but recovered in the second half of 1999 after the introduction of the updated model. Lower unit sales were reported for the C-class, principally due to the planned introduction of a completely new model during the year 2000.

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

                         ------------------------------

    Retail sales of cars in the U.S. market for 1999 increased 1% over 1998, but market share decreased slightly due to increased competition and lower U.S. sales of mid-size sedans and Neons, partially offset by higher sales of full-size sedans. Retail sales in the U.S. truck market for 1999 increased 7% over 1998, but market share declined slightly in part as a result of capacity constraints in the growing and highly-competitive lower mid-utility and large pick-up market segments. Increased retail sales of the Jeep Grand Cherokee and Dodge Durango were partially offset by decreased sales of the Minivan and Dodge Dakota.

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

    In 1999, the segment contributed an operating loss of [EURO]399 million compared to a loss of [EURO]130 million in 1998. This loss was caused by a substantial negative contribution of Rail Systems resulting from the full consolidation of Adtranz. Operating improvements achieved at Adtranz were partially offset by charges of [EURO]178 million relating to restructuring measures initiated to improve Adtranz' future competitive position. The remaining operating businesses of the segment were able to increase their contribution to Group operating profit. The 1998 results were positively affected by gains from the sale of the Group's semiconductor business and two real estate project companies.

--------------------------
(1) Purchase options, announced orders for which definitive contracts have not been executed and orders from customers which have filed for bankruptcy are excluded from firm order backlog.

                        LIQUIDITY AND CAPITAL RESOURCES

    In 2000, 1999 and 1998, DaimlerChrysler utilized funds from operations and borrowings to finance capital expenditures and the continuing expansion of its financial services activities. The principal reason for the borrowings was the growing lease and sales financing business which is typically financed with a high proportion of debt.

    The Group's cash and cash equivalents as of December 31, 2000, 1999 and 1998 amounted to [EURO]7.1 billion, [EURO]9.1 billion and [EURO]6.6 billion. Cash and cash equivalents are primarily held in U.S. dollars (65%) and euros (28%). Cash differs from the liquidity of the Group which also includes securities. Liquidity was [EURO]12.5 billion at December 31, 2000 compared to [EURO]18.2 billion at the end of 1999 and [EURO]19.1 billion at the end of 1998. It is primarily held in U.S. dollars (48%) and euros (43%). As a percentage of total assets, liquidity was 6.3% at December 31, 2000 compared to 10.4% at the end of 1999. See Notes 18 through 20 to the Consolidated Financial Statements.

    In the fourth quarter of 1999, DaimlerChrysler established the "DaimlerChrysler Pension Trust" to provide for future pension benefit payments in Germany. DaimlerChrysler transferred securities in the amount of [EURO]4.1 billion to the pension trust, resulting in the reduction of accrued pension liabilities. In 2000, DaimlerChrysler contributed an additional [EURO]1.4 billion of cash and securities to the pension trust. The establishment of the DaimlerChrysler Pension Trust and the related contributions are not expected to have a material effect on the Group's net income or its segments' reported operating profit in future periods. See Note 24 to the Consolidated Financial Statements.

    Cash provided by operating activities decreased to [EURO]16.0 billion in 2000 from [EURO]18.0 billion in 1999 and [EURO]16.7 billion in 1998, mainly resulting from a decreased contribution of the Chrysler Group and an increase in working capital.

    Another source of cash was provided by the Group's financing activities. Net cash provided by DaimlerChrysler's financial liabilities, including commercial paper borrowings, was [EURO]16.9 billion in 2000 compared to [EURO]18.1 billion in 1999 and [EURO]7.9 billion in 1998. Group financial liabilities were [EURO]84.8 billion at December 31, 2000 (1999: [EURO]64.5 billion), of which [EURO]35.8 billion were due within one year (1999: [EURO]36.7 billion). The 2000 increase in financial liabilities primarily resulted from cash requirements of the lease and sales financing business and changes in exchange rates, especially the euro/dollar rate. DaimlerChrysler uses a variety of short- and long-term financial instruments, principally notes/bonds (2000: [EURO]48.9 billion; 1999:
[EURO]29.3 billion), commercial paper (2000: [EURO]19.9 billion; 1999:
[EURO]20.9 billion) and borrowings from financial institutions (2000:
[EURO]13.1 billion; 1999: [EURO]11.3 billion). At year-end 2000, financial liabilities were primarily denominated in U.S. dollars (71%), euros and euro zone currencies (13%) and Canadian dollars (6%). In general, borrowings by DaimlerChrysler subsidiaries are in the functional currency of those subsidiaries. The aggregate borrowing rate of DaimlerChrysler's outstanding indebtedness was 6.3% for 2000. Approximately 36% of the Group's financial liabilities was at fixed rates. Total Group debt was 42.5% of total stockholders' equity and liabilities in 2000 compared to 36.9% in 1999. See
Note 25 for the amounts, maturities and interest rates of the financial liabilities and "Significant Changes" in "Item 8. Financial Information."

    Financial liabilities of the Group's financial services entities on a stand-alone basis were [EURO]75.3 billion in 2000 and [EURO]60.1 billion in 1999, which include financial liabilities to other members of the Group. The intercompany amounts are eliminated upon consolidation into the Group financial statements. Financial liabilities of the financial services entities closely corresponded to the assets being financed (equipment on operating leases and receivables from financial services) which aggregated [EURO]79.3 billion in 2000 and [EURO]63.4 billion in 1999. Sales of receivables are still a significant source of funding for the Group, principally in the United States. Net proceeds from the sales of automotive retail receivables were [EURO]63.6 billion in 2000 compared to [EURO]51.8 billion in 1999 and [EURO]41.0 billion in 1998.

    Net cash used for investing activities in 2000 was [EURO]32.7 billion as compared to [EURO]32.1 billion in 1999 (1998: [EURO]23.4 billion). The Group used substantial amounts of cash for its growing lease and sales financing activities, net of disposals and repayments (2000: [EURO]19.4 billion; 1999:
[EURO]21.1 billion; 1998: [EURO]11.8 billion), and the purchase of fixed assets, principally property, plant and equipment (2000: [EURO]10.3 billion; 1999:
[EURO]9.5 billion; 1998: [EURO]8.2 billion). Acquisitions of businesses and strategic equity investments, net of disposals, increased to [EURO]4.6 billion in 2000 compared to [EURO](47) million in 1999 and [EURO]0.2 billion in 1998, primarily resulting from the acquisition of Western Star Trucks Holdings Ltd. and Detroit Diesel Corporation and investments in Mitsubishi Motors Corporation and Hyundai Motor Company. See also Note 5 to the Consolidated Financial Statements.

    At December 31, 2000 and 1999, the Group had credit lines (short- and long-term) available of [EURO]40.9 billion and [EURO]34.6 billion, respectively, of which [EURO]28.0 billion and [EURO]23.9 billion, respectively, were unused as of such dates. In 2000, the weighted average interest rate payable under DaimlerChrysler's lines of credit was 5.6%. The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006 and a revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $13 billion ($6 billion until 2004 and $7 billion until 2001). The $13 billion revolving credit facility serves as a back-up for commercial paper drawings.

    The Group can also rely on commercial paper programs denominated in U.S. dollars, Canadian dollars, Portuguese escudos and Australian dollars and on a multi-currency commercial paper program established in 1999. In the United States, DaimlerChrysler North America Holding Corporation has a $30.2 billion debt securities shelf registration filed with the U.S. Securities and Exchange Commission, of which $30.2 billion remained unused as of February 16, 2001.

    Commercial paper issued by DaimlerChrysler AG and several of its subsidiaries is rated "A-1" by Standard & Poor's Ratings Services and "Prime-1" by Moody's Investors Service. On December 1, 2000, Moody's Investors Service lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A1 to A2 and announced that such ratings remain on review for further possible downgrade. On December 4, 2000, Standard & Poor's Ratings Services lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A+ to A and announced that the current outlook in respect of such ratings is negative. The downgrades primarily resulted from the decline in earnings at the Chrysler Group, the need to comprehensively restructure this segment, and lower expectations for vehicle unit sales in North America. Further downgrades by the ratings agencies would increase DaimlerChrysler's cost of capital and could negatively affect its continuing expansion, particularly in the lease and sales financing business which is typically financed with a high proportion of debt.

    Another source of funds available to the Group is through the issuance of DaimlerChrysler ordinary shares and bonds convertible into the Group's ordinary shares. The Board of Management is authorized, subject to the prior approval of the Supervisory Board, to issue new ordinary shares for cash up to an aggregate nominal amount of [EURO]256 million by April 30, 2003. Additionally, the Board of Management is authorized to issue convertible bonds and notes with appertaining warrants in a nominal volume of up to [EURO]15 billion and with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with appertaining warrants would grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in an amount not to exceed [EURO]300 million of capital stock.

    DaimlerChrysler's policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Group uses instruments of modern portfolio management in allocating part of its liquidity in equity and interest-bearing securities. DaimlerChrysler employs a variety of derivative financial instruments for hedging purposes. Swaps, swaptions, forward rate agreements, futures, caps and floors are primarily used to manage the risks arising from changes in interest rates. The principal derivative financial instruments employed by the Group to cover foreign currency exposures are forward foreign exchange contracts and currency options. In accordance with the guidelines established by the Bank for International Settlements, Corporate Treasury is separated organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

    In recent years, DaimlerChrysler's sources of liquidity have primarily been operations, funds from capital markets and sales of automotive retail receivables. Although DaimlerChrysler's liquidity decreased in 2000 and 1999, management of DaimlerChrysler believes the funding available to it from these and other sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. Management also believes that the Group's liquidity and capital resources give it adequate flexibility to accelerate or decelerate the pace of planned capital spending programs as appropriate to address shorter term business conditions. The Group's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Group which cannot be predicted or controlled, management currently intends to maintain Group capital expenditure levels generally in the range of the past three years. DaimlerChrysler is not currently subject to any commitment for capital expenditures which individually is material to the Group.

                            RESEARCH AND DEVELOPMENT

    Innovation in products and production systems and shortening lead times in research and development are essential for the DaimlerChrysler Group to be competitive in its principal markets and to secure technological leadership.

    The Research & Technology department of DaimlerChrysler maintains an "Integrated Innovations and Technology Management" process as a systematic and comprehensive approach for formulating a joint technology strategy together with the Group's business units. The mission of the Research & Technology department is to function as a hub for new technologies and concepts in order to support and secure the Group's leading technological position. The Research & Technology department works closely with the business units on projects commissioned by the specific units. Also, a number of research projects funded on the corporate level address the need for long-term research with a Group-wide scope.

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

    In 2000, DaimlerChrysler presented the NECAR 5, the newest generation of its zero-emission concept vehicle based on the Mercedes-Benz A-Class, and the Jeep-Registered Trademark- Commander 2 concept car. Both the NECAR 5 and the Jeep-Registered Trademark- Commander 2 are fuel cell cars that run on methanol which is converted into hydrogen by an onboard reformer. DaimlerChrysler expects to introduce its first commercial fuel cell car in 2004. In addition, DaimlerChrysler develops fuel cell buses and plans to deliver its first commercial fuel cell bus in 2002.

    DaimlerChrysler is a partner in the "California Fuel Cell Partnership," together with other automotive manufacturers, suppliers, oil companies and U.S. governmental organizations. This project is a collaborative effort to test fuel cell vehicles, gain experience in infrastructure topics, raise public perception for the new technology and investigate the path for commercialization. DaimlerChrysler, Ford Motor Company and Ballard Power Systems Inc. are also parties to a joint venture company formed to develop fuel cell technology for automotive applications. DaimlerChrysler holds an equity interest of approximately 19% in Ballard.

    In 2000, DaimlerChrysler presented two prototypes with hybrid drive systems: the "HyPer" which is based on the A-Class and features good acceleration and four-wheel drive capability, and the Dodge Ram which provides electric current to supply power for tools or recreational equipment when it is not moving.

    Following the vision of "accident-free driving," DaimlerChrysler introduced a lane assistant system for commercial vehicles in 2000. This system warns the driver of unintentional lane changes with a rumble-strip sound of the sort caused by the marker bumps at highway construction sites. In addition, DaimlerChrysler is working on a brake system that acts as an "electronic crumple zone" by using radar to determine the distance between a truck and a leading vehicle.

    Through cooperations with world-renowned research institutes and exchange programs for scientists and employees, DaimlerChrysler actively participates in the international exchange of new ideas and concepts. DaimlerChrysler maintains a research and technology center in Palo Alto, California, a vehicle systems technology center in Portland, Oregon, a research center for information and communication technology in Bangalore, India, and a joint venture with the Shanghai Institute of Metallurgy. DaimlerChrysler has established internal research audit procedures to ensure the quality, efficiency and effectiveness of its research programs.

    In 2000, the DaimlerChrysler Group spent a total of [EURO]7.4 billion on research and development (1999: [EURO]7.6 billion; 1998: [EURO]6.7 billion). Research and development costs (including costs reimbursed by third parties) as a percentage of revenues was 4.6% in 2000. Research performed for and funded by third parties, which occurred primarily in the Aerospace segment, accounted for [EURO]1.1 billion (1999: [EURO]1.8 billion; 1998: [EURO]1.7 billion). Approximately 28,000 people are employed worldwide in the research, development and testing sectors of DaimlerChrysler.

    The following table sets forth the research and development expenditures funded by the Group and expenditures funded by third parties, principally the German government and ESA:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                              2000(1)      1999       1998
                                                              --------   --------   --------
                                                                   ([EURO] IN MILLIONS)
Research and development
  Group funded projects.....................................   6,337      5,737      4,971
  Third party projects......................................   1,058      1,838      1,722
                                                               -----      -----      -----
    Total...................................................   7,395      7,575      6,693
                                                               =====      =====      =====

------------------------------

(1) Research and development expenditures relating to the aerospace activities disposed of in July 2000 are only included for the first half of 2000. See "Description of Business Segments -- Aerospace" in "Item 4. Information on the Company."

                                    OUTLOOK

ECONOMIC AND MARKET CONDITIONS

    DaimlerChrysler expects the global economy to expand by more than 3% annually during the 2001-2003 planning period, with generally satisfactory macroeconomic conditions in the Group's most important markets. Although the economies of North America and Western Europe are likely to weaken in 2001 in comparison to their above-average growth rates in 2000, moderate growth is expected in the Japanese economy and high growth rates are expected in the emerging markets of Asia, in South America and in Eastern Europe during this period.

    Automotive unit sales should continue at relatively high levels through 2003, despite an anticipated decrease in demand in North America compared to record level unit sales in 1999 and 2000. Unit sales are expected to stabilize at current high levels in Western Europe, and to increase significantly in Asia and South America. Despite high unit sales worldwide, competition in all market segments is likely to intensify as a result of increased pressure on costs. Such pressure, due in part to excess global capacity and shorter product life cycles, is expected to lead to further consolidation within the industry.

REVENUES

    DaimlerChrysler expects a decline in revenues to approximately
[EURO]140 billion in 2001 as a result of the disposition of several business units, weakening demand in the U.S. automotive market, which will particularly affect the Chrysler Group and Freightliner, and a strengthening of the euro against the U.S. dollar. Revenue projections for 2001 reflect the disposition of DaimlerChrysler's controlling interest in debis Systemhaus and the exchange of its controlling interest in DaimlerChrysler Aerospace for a 33% equity interest in EADS in 2000, as well as the pending sale of Adtranz, which is expected to be completed in the first half of 2001. Revenues in 2000 (which include these units prior to disposition and benefited from the depreciation of the euro in 2000) were [EURO]162 billion. Assuming moderate appreciation of the euro against the U.S. dollar, the British pound and the Japanese yen, and increased sales in Asia, South America and Eastern Europe, DaimlerChrysler anticipates revenues of approximately [EURO]148 billion by 2003.

BUSINESS SEGMENTS

    MERCEDES-BENZ PASSENGER CARS & SMART. Mercedes-Benz Passenger Cars & smart plans to strengthen its market position worldwide by expanding its product range. In 2001, it will supplement the new C-Class sedan with a newly redesigned station wagon and a new sports coupe, and will introduce a new SL roadster model. New products scheduled for 2002 include the new E-Class and the Maybach luxury sedan. In the mid-term, Mercedes-Benz Passenger Cars & smart plans to selectively expand the smart product line, including the addition of the Z car, a four-seater model to be developed jointly with Mitsubishi Motors Corporation.

    CHRYSLER GROUP. The Chrysler Group expects to position itself for profitable growth in the U.S. automotive market by adjusting its cost structure, workforce and production capacity, while maintaining its product development program. See "Introduction -- Turnaround Plan for the Chrysler Group" and "Description of Business Segments -- Chrysler Group" in "Item 4. Information on the Company."

    COMMERCIAL VEHICLES. Commercial Vehicles plans to continue its international expansion with the new Vaneo compact van and the launch of the Sprinter under the Freightliner brand in North America in 2001. Vehicle-related services are also expected to contribute to this segment's revenue potential. Long-term cost advantages and new growth opportunities should arise in the component business through the combination of the Powertrain business unit, MTU/Diesel Engines and Detroit Diesel Corporation in a new business unit called DaimlerChrysler Powersystems.

    SERVICES. Services intends to increase its focus on providing services along the automotive value chain and supporting the sales of the Group's products by offering innovative financial services. Long-term growth potential is expected from the DaimlerChrysler Bank which plans to offer an expanded range of financial services in Germany. Services also intends to achieve a significant profit improvement in its leasing business throughout the planning period with a modified leasing strategy in North America that aims at a more balanced market penetration for certain models while promoting the sale of used vehicles by means of innovative marketing measures.

    In order to support planned future growth and improve financial results, Mitsubishi Motors Corporation intends to initiate cost reduction measures involving adjustments to its production capacity and workforce. These adjustments are expected to result in restructuring charges at Mitsubishi Motors which would negatively affect DaimlerChrysler's future operating results.

CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    DaimlerChrysler plans to spend approximately [EURO]43 billion on investments in property, plant and equipment and research and development in the period 2001-2003, primarily for the development and production preparation of about 60 new passenger car and commercial vehicle models, which are scheduled to be introduced over the period ending in 2005.

GLOBAL NETWORKS

    It is DaimlerChrysler's goal to be the world's premier and most profitable automobile manufacturer. DaimlerChrysler has laid the foundations for achieving this goal with the extension of its global presence, its alliance with Mitsubishi Motors and its stake in Hyundai Motor. DaimlerChrysler is now represented in all of the world's key automobile markets. It has strong brands with which it can offer custom-tailored products worldwide in almost all market segments. DaimlerChrysler intends to realize its full potential, optimize its product portfolio and improve its market penetration worldwide. To achieve this, it plans to utilize the opportunities of e-business more intensively to redesign its internal processes and its relations with customers and suppliers.

FORWARD-LOOKING INFORMATION

    The Outlook section and other sections in this Annual Report contain forward-looking statements based on beliefs of DaimlerChrysler management. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" identify forward-looking statements. Such statements reflect the current views and assumptions of DaimlerChrysler regarding the future and are subject to risks and uncertainties. Many factors could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Group's targeted customers, inability to meet efficiency and cost reduction objectives and changes in business strategy. See also "Risk Factors" in "Item 3. Key Information." DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

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

    All of the current stockholder representatives on the Supervisory Board were elected by the stockholders at the annual general meeting held on May 18, 1999. The current employee representatives were appointed by a court pursuant to
Section 104 of the German Stock Corporation Law. In October 2000, Mr. Kuda and Mr. Schiller resigned from their positions as members of the Supervisory Board. The district court in Stuttgart appointed Mr. Roder and Mr. Schwaab as their successors representing the employees. Mr. Browne and Mr. Allen have announced their intention to resign from the Supervisory Board effective at the end of the annual general meeting of stockholders to be held on April 11, 2001. Mr. Earl G. Graves, Chairman and Chief Executive Officer of Earl G.

Graves, Ltd. and a director of Chrysler Corporation prior to its merger with Daimler-Benz, and Prof. Victor Halberstadt, Chair of Public Economics at Leiden University in the Netherlands and Chairman of the International Advisory Board of DaimlerChrysler, have been proposed as successor candidates.

    The following table shows the current members of the Supervisory Board, their ages as of February 26, 2001, the year in which they were first elected or appointed, their principal occupation and their supervisory board memberships/directorships. Employee representatives are identified by an asterisk.

Hilmar Kopper,          Age:                    65
  Chairman              First elected:          1998 (Daimler-Benz AG: 1990)
                        Principal Occupation:   Chairman of the Supervisory Board of
                                                Deutsche Bank AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Akzo-Nobel N.V., Bayer AG, Solvay S.A.,
                                                Xerox Corp., Unilever N.V.
Erich Klemm*,           Age:                    46
  Deputy Chairman       First elected:          1998 (Daimler-Benz AG: 1988)
                        Principal Occupation:   Chairman of the Corporate Works Council,
                                                DaimlerChrysler AG and DaimlerChrysler Group
Robert E. Allen         Age:                    66
                        First elected:          1998 (Chrysler Corporation: 1994)
                        Principal Occupation:   Retired Chairman of the Board and Chief
                                                Executive Officer of AT&T Corp.
                        Supervisory Board
                        Memberships/
                        Directorships:          Bristol-Myers Squibb Co., PepsiCo
Willi Boehm*            Age:                    61
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Senior Manager Wage Accounting, Member of
                                                the Works Council, Woerth Plant,
                                                DaimlerChrysler AG
Sir John Browne         Age:                    53
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Group Chief Executive of BP Amoco p.l.c.
                        Supervisory Board
                        Memberships/
                        Directorships:          Intel Corporation, Goldman Sachs Inc.
Manfred Goebels*        Age:                    59
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Director, Service and Mobility Concept;
                                                Chairman of the Management Representative
                                                Committee, DaimlerChrysler Group
Robert J. Lanigan       Age:                    72
                        First elected:          1998 (Chrysler Corporation: 1984)
                        Principal Occupation:   Chairman Emeritus of Owens-Illinois, Inc.;
                                                Founder Partner, Palladium Equity Partners
                        Supervisory Board
                        Memberships/
                        Directorships:          IMS Health, Owens-Illinois, Inc.
Helmut Lense*           Age:                    49
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Chairman of the Works Council,
                                                Untertuerkheim Plant, DaimlerChrysler AG

Peter A. Magowan        Age:                    58
                        First elected:          1998 (Chrysler Corporation: 1986)
                        Principal Occupation:   President of San Francisco Giants
                        Supervisory Board
                        Memberships/
                        Directorships:          Safeway Inc., Caterpillar Inc.
Gerd Rheude*            Age:                    55
                        First elected:          1999
                        Principal Occupation:   Chairman of the Works Council, Woerth Plant,
                                                DaimlerChrysler AG
Wolf Juergen Roeder*    Age:                    53
                        First elected:          2000
                        Principal Occupation:   Member of the Executive Council, German
                                                Metalworkers' Union
                        Supervisory Board
                        Memberships/
                        Directorships:          Robert Bosch GmbH, AOK Baden-Wuerttemberg
Dr. rer. pol.           Age:                    62
Manfred Schneider       First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Chairman of the Board of Management of Bayer
                        Supervisory Board       AG
                        Memberships/
                        Directorships:          Allianz AG, Metro AG, RWE AG
Peter Schoenfelder*     Age:                    51
                        First elected:          1998 (Daimler-Benz AG: 1990)
                        Principal Occupation:   Chairman of the Works Council, Augsburg
                                                Plant, EADS Deutschland GmbH
Stefan Schwaab*         Age:                    48
                        First elected:          2000
                        Principal Occupation:   Vice Chairman of the Works Council, Gaggenau
                                                Plant, DaimlerChrysler AG
G. Richard Thoman       Age:                    56
                        First elected:          1998 (Chrysler Corporation: 1998)
                        Principal Occupation:   Former President and Chief Executive Officer
                                                of Xerox Corporation, Senior Advisor to
                                                Evercore Partners
                        Supervisory Board
                        Memberships/
                        Directorships:          Union Bancaire Privee
Bernhard Walter         Age:                    58
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Former Chairman of the Board of Managing
                                                Directors of Dresdner Bank AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Bilfinger + Berger Bauaktiengesellschaft,
                                                Deutsche Hyp Deutsche Hypothekenbank
                                                Frankfurt-Hamburg AG, Deutsche Telekom AG,
                                                Heidelberger Zement AG, Henkel KGaA, KG
                                                Allgemeine Leasing GmbH & Co., mg
                                                technologies ag, Staatliche Porzellan-
                                                Manufaktur Meissen GmbH, Thyssen Krupp AG
Lynton R. Wilson        Age:                    60
                        First elected:          1998 (Chrysler Corporation: 1994)
                        Principal Occupation:   Chairman of the Board of CAE Inc.
                        Supervisory Board
                        Memberships/
                        Directorships:          Imperial Oil Limited, Ontario Power
                                                Generation Inc., Nortel Networks Corp.,
                                                DaimlerChrysler Canada Inc., J.P. Morgan &
                                                Co. (International Council)

Dr.-Ing. Mark Woessner  Age:                    62
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Former CEO and Chairman of the Supervisory
                                                Board of Bertelsmann AG
                        Supervisory Board
                        Memberships/
                        Directorships:          eCircle GmbH, thorborgnet GmbH & Co. KGaA
                                                i.G.
Bernhard Wurl*          Age:                    56
                        First elected:          1998 (Daimler-Benz AG: 1979)
                        Principal Occupation:   Head of Department reporting to the
                                                Executive Council, German Metalworkers'
                                                Union
                        Supervisory Board
                        Memberships/
                        Directorships:          Deutsche Babcock AG
Stephen P. Yokich*      Age:                    65
                        First elected:          1998
                        Principal Occupation    President of International Union United
                                                Automobile, Aerospace and Agricultural
                                                Implement Workers of America (UAW)
                        Supervisory Board:
                        Memberships/
                        Directorships:          Blue Cross Blue Shield of Michigan (BCBSM)

    The Supervisory Board maintains the following standing committees:

    - The PRESIDENTIAL COMMITTEE is responsible for deciding the terms of the service contracts and other contractual arrangements between DaimlerChrysler AG and members of the Board of Management. In particular, the committee determines salaries and incentive compensation awards for members of the Board of Management and establishes corporate goals for performance-based compensation plans. Members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Manfred Schneider, and Bernhard Wurl. The Presidential Committee held three meetings in 2000.

    - The FINANCIAL AUDIT COMMITTEE recommends the appointment of independent auditors to be elected by the annual general meeting and reviews the scope of external audit services. The Financial Audit Committee also reviews the annual financial statements of DaimlerChrysler AG and the consolidated annual and half-year financial statements of the DaimlerChrysler Group, taking into account the results of the audits and reviews performed by the independent auditors. Members of the Financial Audit Committee are Hilmar Kopper, Erich Klemm, Willi Boehm and Bernhard Walter. The Financial Audit Committee held two meetings in 2000.

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

    The terms of all members of the Board of Management expire in 2003 except for Mr. Fleig whose term expires in 2004. The current members of the Board of Management, their ages as of February 26, 2001, the year in which they were appointed, their current position/area of responsibility and prior positions held within the last five years, are as follows:

Juergen E. Schrempp              Age:                   56
                                 First appointed:       1998 (Daimler-Benz AG: 1987)
                                 Current Position:      Chairman of the Board of Management
                                 Prior Position(s):     Chairman of the Board of Management of
                                                        Daimler-Benz AG

Dr. rer. pol. Manfred Bischoff   Age:                   58
                                 First appointed:       1998 (Daimler-Benz AG: 1995)
                                 Responsible for:       Aerospace & Industrial Businesses,
                                 Prior Position(s):     Board Member Mitsubishi Motors Corporation
                                                        Member of the Board of Management of
                                                        Daimler-Benz AG and President and Chief
                                                        Executive Officer of Daimler-Benz Aerospace
                                                        AG

Dr. rer. pol. Eckhard Cordes     Age:                   50
                                 First appointed:       1998 (Daimler-Benz AG: 1996)
                                 Responsible for:       Commercial Vehicles
                                 Prior Position(s):     Member of the Board of Management of
                                                        DaimlerChrysler AG -- Corporate
                                                        Development & IT-Management; Member of the
                                                        Board of Management of Daimler-Benz AG --
                                                        Corporate Development and Directly Managed
                                                        Businesses; Deputy Member of the Board of
                                                        Management of Daimler-Benz AG -- Corporate
                                                        Development and Directly Managed Businesses

Guenther Fleig                   Age:                   52
                                 First appointed:       1999
                                 Responsible for:       Human Resources & Labor Relations Director
                                 Prior Position(s):     President of DaimlerChrysler France S.A.S.,
                                                        DaimlerChrysler Holding S.A. France and Head
                                                        of the Corporate Representation Office,
                                                        France; President of Mercedes-Benz France;
                                                        Head of European Sales Projects,
                                                        Mercedes-Benz AG

Dr. iur. Manfred Gentz           Age:                   59
                                 First appointed:       1998 (Daimler-Benz AG: 1983)
                                 Responsible for:       Finance & Controlling
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Finance & Controlling,
                                                        Human Resources

Prof. Juergen Hubbert            Age:                   61
                                 First appointed:       1998 (Daimler-Benz AG: 1987)
                                 Responsible for:       Mercedes-Benz Passenger Cars & smart
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Passenger Cars; Member of
                                                        the Board of Management of Mercedes-Benz AG
                                                        -- Passenger Cars

Dr. iur. Klaus Mangold           Age:                   57
                                 First appointed:       1998 (Daimler-Benz AG: 1995)
                                 Responsible for:       Services
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG and President and Chief
                                                        Executive Officer of Daimler-Benz
                                                        InterServices (debis) AG

Thomas W. Sidlik                 Age:                   51
                                 First appointed:       1998 (Chrysler Corporation: 1992)
                                 Responsible for:       Procurement & Supply Chrysler Group &
                                 Prior Position(s):     Jeep-Registered Trademark- Operations, Board
                                                        Member Hyundai Motor Company
                                                        Executive Vice President of Chrysler
                                                        Corporation -- Procurement & Supply; Vice
                                                        President and Chairman of Chrysler Financial
                                                        Corporation and General Manager -- Small Car
                                                        Operations

Gary C. Valade                   Age:                   58
                                 First appointed:       1998 (Chrysler Corporation: 1990)
                                 Responsible for:       Global Procurement & Supply
                                 Prior Position(s):     Executive Vice President and Chief Financial
                                                        Officer of Chrysler Corporation

Prof. Klaus-Dieter Voehringer    Age:                   59
                                 First appointed:       1998 (Daimler-Benz AG: 1997)
                                 Responsible for:       Research & Technology
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Research & Technology;
                                                        Deputy Member of the Board of Management of
                                                        Mercedes-Benz AG -- Powertrain Unit
                                                        Commercial Vehicles

Dr.-Ing. Dieter Zetsche          Age:                   47
                                 First appointed:       1998 (Daimler-Benz AG: 1997)
                                 Responsible for:       Chrysler Group
                                 Prior Position(s):     Member of the Board of Management of
                                                        DaimlerChrysler AG -- Commercial Vehicles;
                                                        Member of the Board of Management of
                                                        DaimlerChrysler AG -- Sales and Marketing;
                                                        Member of the Board of Management of
                                                        Daimler-Benz AG -- Sales and Marketing

Dr. rer. pol.                    Age:                   40
Wolfgang Bernhard                First appointed:       2000
(Deputy Member)                  Current Position:      Chief Operating Officer Chrysler Group
                                 Prior Position(s):     CEO of Mercedes-AMG GmbH; General Manager for
                                                        S-Class assembly at the Sindelfingen Plant

                                  COMPENSATION

GENERAL

    The amount of compensation paid by the DaimlerChrysler Group to all members of the Supervisory Board and the Board of Management, as a group, for the year ended December 31, 2000 was [EURO]54 million. The aggregate amount accrued by the Group during the year ended December 31, 2000 to provide pension, retirement and similar benefits for the members of the Supervisory Board and the Board of Management was [EURO]4 million. See also Note 6 to the Consolidated Financial Statements.

SUPERVISORY BOARD

    Members of the Supervisory Board receive a fixed annual amount of [EURO]51,129 for serving on the board plus reimbursement of expenses. The Chairman of the Supervisory Board receives twice that amount; the deputy Chairman receives 1.5 times that amount; and members serving on committees of the Supervisory Board receive 1.3 times that amount. Members also receive a flat fee of [EURO]1,023 for each meeting of the Supervisory Board. This compensation is fixed in DaimlerChrysler AG's Memorandum and Articles of Association.

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

    - MEDIUM-TERM-INCENTIVE -- Performance-based stock unit awards that track the value of DaimlerChrysler ordinary shares are made at the beginning of three year performance periods. The amount ultimately earned in cash at the end of a performance period is based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks, such as return on net assets, return on sales, revenue growth and quality, and the market value of DaimlerChrysler ordinary shares. Board of Management members received 451,825 performance-based stock unit awards in 2000.

    - STOCK OPTIONS -- Stock option plans provide long-term-incentives based on the appreciation of DaimlerChrysler ordinary shares. DaimlerChrysler granted Board of Management members, as a group, 2.1 million stock options in 2000. Options granted under the 2000 stock option plan are exercisable at a reference price of [EURO] 62.30 plus a 20% exercise premium. They become exercisable in two equal installments on April 21, 2002 and on April 21, 2003 and expire on April, 21, 2010. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised.

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

    See also Note 23 to the Consolidated Financial Statements.

                         EMPLOYEES AND LABOR RELATIONS

    At December 31, 2000, the DaimlerChrysler Group employed a workforce of 416,501 people worldwide, which represented a decrease of 11% from year-end 1999. The decrease resulted from DaimlerChrysler's dispositions of most of its aerospace activities and its controlling interest in debis Systemhaus. See "Description of Business Segments -- Services" and "Description of Business Segments -- Aerospace" in "Item 4. Information on the Company."

    Of the total number of employees, 196,861 employees were based in Germany and 123,633 in the United States. The following table sets forth the number of employees at December 31, 2000, 1999 and 1998:

                                                          EMPLOYEES AT DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                                    2000                             1999                             1998
                       ------------------------------   ------------------------------   ------------------------------
                        TOTAL     GERMANY      U.S.      TOTAL     GERMANY      U.S.      TOTAL     GERMANY      U.S.
                        -----     --------   --------   --------   --------   --------   --------   --------   --------
Mercedes-Benz
  Passenger Cars &
  smart..............  100,893     92,099      1,910     99,459     91,698      1,834     95,158     90,963      1,731
Chrysler Group.......  121,027          2     90,536    124,837        225     92,044    123,180        215     90,347
Commercial
  Vehicles...........   94,999     46,438     18,526     90,082     45,389     16,990     89,711     45,201     13,216
Sales organization
  for automotive
  business...........   36,857     26,048      1,508     34,133     24,086      1,457     31,280     22,308      1,352
Services.............    9,589      2,321      4,787     26,240     14,183      4,797     23,734     13,519      4,620
Aerospace............    7,162      6,702         39     46,107     42,771         99     45,858     42,525         --
Other(1).............   45,974     23,251      6,327     46,080     22,881      6,707     32,581     18,299      5,782
                       -------    -------    -------    -------    -------    -------    -------    -------    -------
DaimlerChrysler
  Group..............  416,501    196,861    123,633    466,938    241,233    123,928    441,502    233,030    117,048
                       =======    =======    =======    =======    =======    =======    =======    =======    =======

------------------------

(1) Including holding companies and corporate functions.

                         ------------------------------

    On average, the Group had approximately 16,500 temporary employees in 2000.

    Almost all the Group's employees in Germany who are members of labor unions belong to the metalworkers' union (IGM). None of the Group's facilities in Germany is operated on a "closed shop" basis. In Germany, collective bargaining agreements for blue collar workers and for white collar employees below management level are generally negotiated between the regional association of the companies within a particular industry and the respective unions. The most recent agreement for "metalworkers," which covers most of the Group's employees in Germany (including both white collar and blue collar workers), was signed in April 2000. The agreement, which runs from March 2000 to February 2002, provides for lump sum payments for the months of March and April of 2000, a 3.0% salary increase effective as of May 1, 2000, and a 2.1% salary increase effective as of May 1, 2001.

    In the United States and Canada, substantially all of DaimlerChrysler Corporation's hourly employees and 19% of its salaried employees are represented by unions. Substantially all of these represented employees are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America
(UAW) or the National Automobile, Aerospace and Agricultural Implement Workers of Canada (CAW).

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

    On January 29, 2001, DaimlerChrysler Corporation announced its intention to reduce its workforce by approximately 20% over the next three years. The announcement was made after concluding discussions with the UAW and the CAW. The reduction, which will affect approximately 26,000 people, will be accomplished through a combination of retirements, special programs, attrition and layoffs. See "Introduction -- Turnaround Plan for the Chrysler Group" in "Item 4. Information on the Company."

                                SHARE OWNERSHIP

    As of December 31, 2000, the current members of the Supervisory Board and the Board of Management as a group owned 161,328 DaimlerChrysler ordinary shares (0.02% of all outstanding shares), and had the right to acquire 2,104,020 ordinary shares under the option plans described below.

    Daimler-Benz AG instituted a stockholder approved stock option plan for management board members and other senior executives in 1996. For reasons of German law applicable at the time, the options granted under this plan took the form of conversion rights attached to convertible bonds, with the principal amount corresponding to a stated value (or par value equivalent) of the ordinary shares subject to the option -- which was [EURO]2.56 per ordinary share in all cases and which the optionee paid in cash at the time he or she received the convertible bond (or option). Conversion rights under the 1996 plan are exercisable during certain three-week window periods on or before July 12, 2006 at a conversion price of [EURO]42.62 per DaimlerChrysler ordinary share. Conversion rights are only exercisable if the price per share exceeds a threshold of [EURO]49.01.

    In 2000, DaimlerChrysler AG instituted a stockholder approved stock option plan for management board members and other senior executives. See "Compensation." Stock options granted under the 2000 plan become exercisable in two equal installments on April 21, 2002 and on April 21, 2003, and expire on April 21, 2010. In May 2000, certain shareholders challenged the approval of the 2000 stock option plan at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (LANDGERICHT STUTTGART) dismissed the case. The shareholders have appealed the decision.

    See also Note 23 to the Consolidated Financial Statements.

    As part of its value based management approach, DaimlerChrysler supports employee stock ownership. DaimlerChrysler offers the opportunity to purchase DaimlerChrysler ordinary shares to employees of Group companies incorporated in Germany and, beginning in 2000, also to employees of Group companies incorporated in Austria, France, Portugal, Spain and Switzerland. In 2000, each eligible employee of Group companies incorporated in Germany had the right to acquire up to 30 shares with a maximum aggregate discount of [EURO]153.39 plus one bonus share. A total of 1,330,559 shares were acquired by 64,103 employees of German Group companies in 2000. The programs established in Austria, France, Portugal, Spain and Switzerland follow the German program except for changes resulting from different national legal requirements. A total of 21,801 shares were acquired by 2,135 employees in these countries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

    The capital stock of DaimlerChrysler AG consists of ordinary shares, no par value (STUCKAKTIEN), which are issued in registered form. Under the Memorandum and Articles of Association, each ordinary share represents one vote. Major shareholders do not have different voting rights.

    Under the German Securities Trading Act (WERTPAPIERHANDELSGESETZ), holders of voting securities of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    The table below sets forth, as of December 31, 2000, the number of DaimlerChrysler ordinary shares held by holders of 5% or more of DaimlerChrysler ordinary shares and their percentage ownership:

IDENTITY OF PERSON OR GROUP                                   SHARES OWNED   PERCENT
---------------------------                                   ------------   --------
KARU Beteiligungsverwaltung GmbH & Co. KG, a wholly owned
  subsidiary of Deutsche Bank AG............................  119,818,714      11.9%
Kuwait Investment Authority as agent for the Government of
  the State of Kuwait.......................................   73,169,320       7.3%

                            ------------------------

    As a result of the business combination of Daimler-Benz and Chrysler in 1998, the percentage ownership of Deutsche Bank decreased from 22% to 12% and that of the State of Kuwait decreased from 13% to 7%.

    As of December 31, 2000, DaimlerChrysler AG had approximately 1.9 million stockholders. Approximately 312,000 were U.S. holders, of which approximately 72,000 were record holders. Based on the share register, approximately 17% of DaimlerChrysler ordinary shares were held by U.S. holders as of that date.

    See also "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

                           RELATED PARTY TRANSACTIONS

    DaimlerChrysler purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including firms in which it holds an ownership interest and those with which certain members of the Supervisory Board are affiliated.

    Deutsche Bank AG and its subsidiaries provided various financial and other services to the Group in 2000 for which they were paid reasonable and customary fees. KARU Beteiligungsverwaltung GmbH & Co. KG, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 12% of the outstanding shares of DaimlerChrysler AG. Hilmar Kopper, Chairman of the Supervisory Board of DaimlerChrysler AG, is also Chairman of the Supervisory Board of Deutsche Bank AG.

    Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for DaimlerChrysler Corporation. DaimlerChrysler beneficially owns a 34% equity interest in Mitsubishi Motors Corporation.

    DaimlerChrysler purchases products and services from debis Systemhaus GmbH, an information technology company in which DaimlerChrysler beneficially owns a 49.9% equity interest.

    DaimlerChrysler entered into an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR. The market launch of the SLR is scheduled for 2003. DaimlerChrysler also supplies engines to the West McLaren team in support of motorsport activities under the Mercedes-Benz brand. DaimlerChrysler owns a 40% equity interest in TAG McLaren Holdings Ltd.

ITEM 8. FINANCIAL INFORMATION.

                       CONSOLIDATED FINANCIAL STATEMENTS

    See "Item 18. Financial Statements" and pages F-i, F-1 through F-63 and page S-1.

                          OTHER FINANCIAL INFORMATION

EXPORT SALES

    In 2000, approximately 661,000 or 58% of all passenger cars and commercial vehicles produced by DaimlerChrysler in Germany and approximately 315,000 or 16% of all passenger cars and trucks produced by DaimlerChrysler in the United States were exported to other countries.

LEGAL PROCEEDINGS

    Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings, other than the shareholder litigation discussed below, constitute ordinary routine litigation incidental to its businesses. See also "Government Regulation and Environmental Matters -- Environmental Matters" in "Item 4. Information on the Company" and Note 29 to the Consolidated Financial Statements.

    Various legal proceedings pending against DaimlerChrysler Corporation allege defects in various components (including door and liftgate latches, occupant restraint systems, seats, brake systems, and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), or crashworthiness. Some of these proceedings seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. As of December 31, 2000, the complaints filed in personal injury proceedings specify more than $6 billion ([EURO]6.4 billion) in compensatory and punitive damages in the aggregate. This amount represents damages sought by plaintiffs and, therefore, does not necessarily constitute an accurate measure of the ultimate cost to resolve those complaints. Further, many of those complaints do not specify a dollar amount of damages or specify only the jurisdictional minimum. These amounts may vary significantly from one period to the next depending on the number of new complaints filed or pending cases resolved in a given period.

    On October 8, 1997, a jury awarded $12.5 million ([EURO]13.3 million) in compensatory damages and $250 million ([EURO]266 million) in punitive damages against DaimlerChrysler Corporation in JIMENEZ VS. CHRYSLER CORPORATION, a case filed in U.S. District Court in South Carolina. The complaint alleged that the liftgate latch striker of a 1985 Dodge Caravan was defective and opened when the Caravan was struck by another vehicle resulting in the ejection and death of an occupant. On December 2, 1999, the trial judge denied the company's motion challenging the verdict, but reduced the compensatory damage award to $9 million ([EURO]10 million). DaimlerChrysler Corporation's appeal is pending in the United States Court of Appeals for the Fourth Circuit.

    On February 18, 1999, a jury awarded $54.75 million ([EURO]58.3 million) in compensatory damages and $3.7 million ([EURO]3.9 million) in punitive damages to the owners of approximately 75,000 1988 3/4 -1990 model year Chrysler vehicles in CRAWLEY VS. CHRYSLER CORPORATION, a class action lawsuit tried in the Court of Common Pleas, Philadelphia, Pennsylvania. The complaint alleged that the air bags in those vehicles were defective because the vent hole positions could cause hand burns when the air bags deploy. DaimlerChrysler Corporation has filed motions challenging the verdict and the damage awards, and is pursuing such motions vigorously.

    In addition, ten purported class action lawsuits are pending in various U.S. federal and state courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep-Registered Trademark- and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs.

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

    In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and certain members of its Supervisory Board and Board of Management (Messrs. Kopper, Schrempp and Gentz). Shortly therafter, a number of other actions, most purporting to be shareholder class actions, were filed against the same defendants, making similar claims to those in the Tracinda complaint. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz AG in 1998. In essence, the complaint alleges that by describing the transaction as a "merger of equals" in the proxy statement/prospectus and other statements preceding the special meeting of Chrysler stockholders called to vote on the business combination agreement, the defendants misrepresented that DaimlerChrysler would operate as two equal companies, while they always intended to relegate Chrysler to division status and to replace Chrysler's management with executives from Daimler-Benz. The complaints generally seek (a) actual damages, including an acquisition premium,
(b) "recissory" damages representing the difference between the value of the Chrysler common stock exchanged and the present value of the DaimlerChrysler shares, (c) compensatory and, in the individual actions, punitive damages,
(d) an order unwinding the transaction, (e) pre- and post-judgment interest, and
(f) such other relief as may be just and proper. DaimlerChrysler believes that these claims are without merit and intends to defend against them vigorously.

    DaimlerChrysler and numerous other German companies (including subsidiaries of U.S. companies) are defendants in class action lawsuits which seek to recover compensation on behalf of individuals forced to work for those companies by the Third Reich during World War II. In an effort to resolve such claims, German companies, including DaimlerChrysler, and the German government agreed in 2000 to establish a DM 10 billion "Remembrance, Responsibility and the Future Foundation," which will provide humanitarian assistance to victims of forced labor and other injustices under that regime. The Foundation will be funded in equal parts by the German government and German companies. The amount of DaimlerChrysler's contribution has not been finalized. In conjunction with the establishment of the Foundation, the United States and other countries have agreed to assist in attempting to achieve a final dismissal of all existing and future claims relating to such injustices.

    Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters could require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on DaimlerChrysler's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

DIVIDEND POLICY

    The Supervisory Board and the Board of Management propose dividends based on DaimlerChrysler AG's year-end unconsolidated financial statements. The proposed dividend is then submitted for approval at the annual general meeting of stockholders, which is generally held during the second quarter of the following year. Shareholders of record on the date of the annual general meeting at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. DaimlerChrysler AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend upon DaimlerChrysler's earnings, financial condition (including its cash needs), future earnings prospects and other factors. See "Item 5. Operating and Financial Review and Prospects."

    Cash dividends payable to holders of ordinary shares are distributed by Deutsche Bank AG as global paying agent. In Germany, the payment is generally made to the holder's depot bank which then credits the payment to the stockholder's account. Shareholders in the United States receive payment through The Bank of New York as U.S. paying agent if they are shareholders of record, or payment is credited to their brokerage or other account through the Depository Trust Company system established by U.S. banks and brokers. For shareholders in the United States, the payment is converted from euros into U.S. dollars unless they instruct otherwise. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See "Dividends" and "Exchange Rate Information" in "Item 3. Key Information."

                              SIGNIFICANT CHANGES

    In January 2001, DaimlerChrysler decided to restructure the operations of the Chrysler Group. For a description of the turnaround plan for the Chrysler Group see "Introduction" in "Item 4. Information on the Company."

    On January 18, 2001, the Group issued five separate tranches of euro, Pound Sterling and dollar denominated notes bearing interest at rates ranging between 6.0% and 8.5% with maturity dates between 2004 and 2031 for net proceeds of approximately [EURO]7.5 billion.

    In January 2001, the Group sold its remaining 10% interest in debitel AG to Swisscom for proceeds of approximately [EURO]0.3 billion.

ITEM 9. THE OFFER AND LISTING.

TRADING MARKETS

    The principal trading markets for DaimlerChrysler ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. The ordinary shares are also listed on the other German stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hannover, Munich and Stuttgart, on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, on the stock exchanges in Montreal, Paris, Tokyo and Toronto, and on the Swiss stock exchange.

    As of December 31, 2000, DaimlerChrysler ordinary shares represented approximately 5.1% of the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange, 1.0% of the Dow Jones STOXX 50(SM), which is composed of stocks from 16 European equity markets, and 1.8% of the Dow Jones EURO STOXX 50(SM), which includes stocks from the equity markets of those member states of the European Union that introduced the euro as their common legal currency on January 1, 1999. See also "Introduction of the Euro" in "Item
4. Information on the Company."

    The transfer agents for DaimlerChrysler ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

TRADING ON THE FRANKFURT STOCK EXCHANGE

    The Frankfurt Stock Exchange, which is operated by Deutsche Boerse AG, is the most significant of the eight German stock exchanges and accounted for more than 85% of the turnover in exchange-traded shares in Germany in 2000. As of December 31, 2000, equity securities traded on the Frankfurt Stock Exchange included the shares of 5,694 companies, of which 4,789 were non-German.

    Trading on the floor of the Frankfurt Stock Exchange commences each business day at 9:00 a.m. and continues until 8:00 p.m. Central European Time. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the stock exchange. Price formation is by open outcry, as determined by state appointed specialists (AMTLICHE KURSMAKLER) who are themselves exchange members, but who do not, as a rule, deal with the public. Prices for active stocks, including those of larger companies, are quoted continuously during stock exchange hours. For all other stocks, a fixed price is determined by auction around mid-session of each trading day. Transactions settle on the second business day following the day of their trade.

    DaimlerChrysler ordinary shares are also traded on Xetra (Exchange Electronic Trading), an integrated electronic exchange system operated by Deutsche Boerse AG. Xetra is available daily from 9:00 a.m. to 8:00 p.m. Central European Time to brokers and banks which have been admitted to Xetra by the Frankfurt Stock Exchange. Securities traded by this system include liquid stocks, warrants and bonds traded on the floor of the Frankfurt Stock Exchange. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. In 2000, Xetra accounted for approximately 89% of the DaimlerChrysler ordinary shares trading volume at the Frankfurt Stock Exchange.

    Trading activities on the German stock exchanges are monitored by the Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUER DEN WERTPAPIERHANDEL). All orders from customers to buy or sell listed securities must be executed on a stock exchange unless a customer gives specific instructions to the contrary.

    The tables below set forth, for the periods indicated, the Xetra high and low sales prices for the DaimlerChrysler ordinary shares from November 17, 1998, the first day on which DaimlerChrysler ordinary shares officially traded on the Frankfurt Stock Exchange. Since January 4, 1999, the first official trading day of 1999, the prices of shares traded on the German stock exchanges, including the ordinary shares of DaimlerChrysler AG, have been quoted in euros. In order to achieve comparability with the 1998 sales prices quoted in marks, the 1998 sales prices have been converted into euros at the Official Fixed Conversion Rate. The tables also show, for the periods indicated, the Xetra highs and lows of the DAX. The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX are made for capital changes, subscription rights and dividends. See "Exchange Rate Information" in "Item 3. Key Information" with respect to rates of exchange between the U.S. dollar and the mark (translated into euros at the Official Fixed Conversion Rate) and the U.S. dollar and the euro applicable during the periods set forth below.

                                                                  PRICE PER
                                                               DAIMLERCHRYSLER
                                                               ORDINARY SHARE              DAX
                                                             -------------------   -------------------
                                                               HIGH       LOW        HIGH       LOW
                                                               ----       ---        ----       ---
                                                                  ([EURO])
ANNUAL HIGHS AND LOWS

1998 (from November 17, 1998)..............................   85.90      70.61     5,174.42   4,435.94
1999.......................................................   95.79      63.26     6,992.92   4,601.07
2000.......................................................   79.97      42.70     8,136.16   6,110.26

QUARTERLY HIGHS AND LOWS

1999
  First Quarter............................................   94.20      77.70     5,509.30   4,601.07
  Second Quarter...........................................   95.79      78.95     5,506.25   4,768.77
  Third Quarter............................................   89.79      63.26     5,686.55   4,948.08
  Fourth Quarter...........................................   78.50      64.51     6,992.92   5,078.59
2000
  First Quarter............................................   79.97      61.55     8,136.16   6,388.91
  Second Quarter...........................................   72.03      54.61     7,641.53   6,794.08
  Third Quarter............................................   63.80      49.95     7,503.32   6,468.46
  Fourth Quarter...........................................   57.42      42.70     7,185.66   6,110.26

MONTHLY HIGHS AND LOWS

2000
  July.....................................................   61.35      54.81     7,503.32   6,842.61
  August...................................................   63.80      56.00     7,395.81   6,954.60
  September................................................   59.34      49.95     7,456.71   6,468.46
  October..................................................   55.50      49.60     7,087.92   6,297.49
  November.................................................   57.42      44.01     7,185.66   6,361.43
  December.................................................   51.70      42.70     6,813.30   6,110.26
2001
  January..................................................   53.20      43.27     6,795.14   6,172.44
  February (through February 16, 2001).....................   55.84      48.50     6,788.57   6,439.26

                            ------------------------

    On February 16, 2001 the closing sales price per DaimlerChrysler ordinary share on Xetra was [EURO]54.70, which was equivalent to $50.12 per ordinary share, translated at the noon buying rate for euros on that date.

    Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of DaimlerChrysler ordinary shares traded on the exchange (including Xetra) in 2000 was 2.5 million. As of December 31, 2000, the market capitalization of DaimlerChrysler on the Frankfurt Stock Exchange was [EURO]45.4 billion.

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

                                                                   PRICE PER
                                                                DAIMLERCHRYSLER
                                                                ORDINARY SHARE
                                                            -----------------------
                                                              HIGH           LOW
                                                              ----           ---
                                                                      ($)
ANNUAL HIGHS AND LOWS

1998 (from November 17, 1998).............................    99.06         82.38
1999......................................................   108.63         65.31
2000......................................................    78.69         37.75

QUARTERLY HIGHS AND LOWS

1999
  First Quarter...........................................   108.63         83.31
  Second Quarter..........................................   102.00         85.38
  Third Quarter...........................................    91.81         65.31
  Fourth Quarter..........................................    78.50         66.13
2000
  First Quarter...........................................    78.69         59.88
  Second Quarter..........................................    68.75         51.81
  Third Quarter...........................................    57.00         43.67
  Fourth Quarter..........................................    49.47         37.75

MONTHLY HIGHS AND LOWS

2000
  July....................................................    56.31         52.06
  August..................................................    57.00         51.31
  September...............................................    52.38         43.67
  October.................................................    47.33         42.35
  November................................................    49.47         37.75
  December................................................    45.00         38.90
2001
  January.................................................    49.00         41.01
  February (through February 16, 2001)....................    51.25         45.86

    On February 16, 2001, the closing sales price per DaimlerChrysler ordinary share on the New York Stock Exchange as reported on the NYSE Composite Tape was $50.15.

ITEM 10. ADDITIONAL INFORMATION.

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The minority stockholders who own 41.6% of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier for holdings of equal value in DaimlerChrysler AG or its subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. If this right were exercised in full, the number of DaimlerChrysler ordinary shares which would be issued would not be material to DaimlerChrysler or the stockholders of DaimlerChrysler AG.

    In 1996, DaimlerChrysler Luxembourg Capital S.A., formerly known as Daimler-Benz Capital (Luxembourg) AG, a DaimlerChrysler subsidiary, issued
4 1/8% bearer notes with appertaining warrants due July 5, 2003 with a nominal amount of DM 1,000 ([EURO]511) per note. Each note has warrants attached that originally entitled the noteholder to receive 10.254 Daimler-Benz ordinary shares, consisting partially of shares already issued and partially of newly issued shares. In accordance with Section 23 of the German Transformation Act (UMWANDLUNGSGESETZ) these warrants are now DaimlerChrysler AG warrants which entitle the noteholder to receive 10.30527 DaimlerChrysler ordinary shares. As of February 16, 2001, there were outstanding warrants for approximately 1.1 million new DaimlerChrysler ordinary shares.

    In 1997, Daimler-Benz AG issued 5 3/4% subordinated mandatory convertible notes due June 14, 2002 convertible into newly issued Daimler-Benz ordinary shares on or before June 4, 2002. In accordance with Section 23 of the German Transformation Act these notes, including notes represented by American Depositary Notes and DM Book Entry Securities, are now notes of DaimlerChrysler AG, convertible into DaimlerChrysler ordinary shares. If they are not converted by June 4, 2002, the notes will be mandatorily converted into DaimlerChrysler ordinary shares at a conversion rate to be determined on the basis of the average official quotation for the shares on the Frankfurt Stock Exchange during a specified window period. As of February 16, 2001, the maximum number of ordinary shares that would be issued upon exercise of all outstanding conversion rights was approximately 9.5 million.

    In addition, DaimlerChrysler Board of Management members and other senior executives of DaimlerChrysler hold options granted under the stock option plans instituted by Daimler-Benz AG in 1996 and by DaimlerChrysler AG in 2000. See "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

ORGANIZATION AND REGISTER

    DaimlerChrysler AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Law (AKTIENGESETZ). DaimlerChrysler AG is registered in the Commercial Register (HANDELSREGISTER) maintained by the local court in Stuttgart, Germany, under the entry number "HRB 19360."

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

    - THE SUPERVISORY BOARD -- appoints and removes the members of the board of management and oversees the management of the corporation. Although prior approval of the supervisory board may be required in connection with certain significant matters, the law prohibits the supervisory board from making management decisions.

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

ORDINARY SHARES

    The capital stock of DaimlerChrysler AG consists of ordinary shares, no par value (STUECKAKTIEN), which are issued in registered form. Record holders of ordinary shares are registered in DaimlerChrysler's share register (AKTIENREGISTER). The share register is administered on behalf of DaimlerChrysler AG by Deutsche Bank AG, as transfer agent and registrar in Germany and various other countries, and by The Bank of New York, as transfer agent and registrar in the United States.

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

    Amendments to the Articles of Association may be proposed either by the Supervisory Board and the Board of Management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least [EURO]500,000 of the company's capital stock.

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

DISCLOSURE OF SHARE HOLDINGS

    DaimlerChrysler AG's Articles of Association do not require shareholders to disclose their share holdings. The Securities Trading Act (WERTPAPIERHANDELSGESETZ), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation's outstanding voting rights.

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

OTHER

    Claims against members of the Supervisory Board or Board of Management may be asserted on behalf of DaimlerChrysler AG if the shareholders' meeting so resolves by simple majority or upon request of shareholders holding in the aggregate at least 10% of the issued shares. The shareholders' meeting or a court of competent jurisdiction, upon request by shareholders holding in the aggregate at least 10% (under special circumstances 5%) of the issued shares or shares representing at least [EURO]1,000,000 (under special circumstances [EURO]500,000) of the company's capital stock must then appoint a special representative to pursue such a claim.

                                 MATERIAL CONTRACTS

    On July 28, 2000, DaimlerChrysler and Mitsubishi Motors Corporation (MMC) agreed to establish an alliance calling for DaimlerChrysler to acquire a 34% equity interest in MMC and for cooperation in the design, development, production and distribution of passenger cars and light commercial vehicles throughout the world. In particular, the parties agreed to implement projects relating to the joint development of a small car platform and the joint production of small cars at a facility in the Netherlands, and to make available the use of DaimlerChrysler's financial services affiliates for sales financing and leasing of MMC brand passenger and light commercial vehicles. The alliance excludes medium and heavy trucks and buses. The terms and conditions of the alliance are reflected in a Master Alliance Agreement, a Securities Subscription Agreement and a Standstill Agreement, each as amended in September 2000. The agreements were consummated on October 18, 2000, when DaimlerChrysler acquired the 34% equity interest for [EURO]2.2 billion. Under the agreements, DaimlerChrysler may not increase its percentage of equity ownership for three years without the written consent of the MMC Board of Directors, but has the right to designate four directors to the MMC Board of Directors as well as an individual to serve as MMC's Chief Operating Officer. At the closing of the transaction, DaimlerChrysler also purchased convertible bonds of Mitsubishi Motors Corporation for approximately [EURO]0.2 billion, which are convertible into shares of Mitsubishi Motors Corporation stock. The bonds are only convertible by DaimlerChrysler in the event that its ownership percentage would be diluted below 34% upon conversion of previously issued convertible bonds.

    On March 27, 2000, Deutsche Telekom and DaimlerChrysler Services AG announced an agreement to form a joint venture in the area of information technology. The transaction was consummated in October 2000, when Deutsche Telekom contributed [EURO]4.6 billion in cash to DaimlerChrysler's information technology subsidiary debis Systemhaus GmbH in return for which Deutsche Telekom received a 50.1% interest in debis Systemhaus. The agreement provides, among other things, that DaimlerChrysler Services will receive a minimum annual dividend each financial year through 2004 in respect of its 49.9% interest in debis Systemhaus, and that Deutsche Telekom has the right to buy such interest from DaimlerChrysler Services, and DaimlerChrysler Services has the right to sell such interest to Deutsche Telekom. DaimlerChrysler Services may exercise its right to sell through January 1, 2005, and Deutsche Telekom may exercise its right to buy from January 1, 2002 through January 1, 2005. DaimlerChrysler Services may delay the beginning of Deutsche Telekom's exercise period for up to two years. It is estimated that the purchase price for the 49.9% interest would be between approximately [EURO]4.6 billion and [EURO]4.9 billion, but the exact price depends on when the option is exercised and is subject to adjustment based on various factors.

    In 1999, DaimlerChrysler agreed to combine the aerospace business of DaimlerChrysler Aerospace AG, except for the aero engines business which it retained, with those of Aerospatiale Matra S.A. and Construcciones Aeronauticas S.A. (CASA), into a new Dutch company called European Aeronautic Defence and Space Company EADS N.V. (EADS). Aerospatiale Matra S.A. was owned by the French State, Lagardere SCA, a French limited partnership, and the public. CASA was owned by Sociedad Estatal de Participaciones Industriales (SEPI), a Spanish state holding company. In 2000, the parties consummated the agreements and the transactions contemplated thereby, including a public stock offering of EADS shares, which trade on the Spanish, Frankfurt, and Paris stock exchanges, and the formation of EADS Participations B.V., a limited liability company under the laws of the Netherlands which holds legal title to approximately 66% of the shares of EADS. The voting right to these shares is held by that company on behalf of a Dutch law contractual partnership. DaimlerChrysler owns

45.75% of the partnership (equivalent to an approximately 30% beneficial ownership interest in EADS), the French partners own 45.75%, and SEPI owns 8.50%. In addition, DaimlerChrysler owns approximately 3% of the shares of EADS outside the partnership. Approximately 31% of the EADS' shares are held by the public. DaimlerChrysler has the right to sell its partnership interest in EADS to all or some of the French partners. This put option may be exercised for specified reasons such as partnership deadlock on certain matters and, after three years, during certain periods conditioned upon certain distribution of the shareholding of EADS. The price is based on the average closing mid-market price in euros of EADS shares during the 30 trading days prior to exercise of the put option.

                                 EXCHANGE CONTROLS

    The euro and the mark are fully convertible currencies. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (DEUTSCHE BUNDESBANK) any payment received from or made to an individual or a corporation resident outside of Germany (a "Non-resident") if the payment exceeds [EURO]12,500 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed [EURO]1.5 million (or the equivalent in a foreign currency) at the end of any one month.

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

TAXATION OF DIVIDENDS

    For dividends distributed in 2001 out of profits earned in or before 2000, German corporations are required to withhold German tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident stockholders. A partial refund of this 25% withholding tax can be obtained by Qualified Holders under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of DaimlerChrysler AG (a "10% Holder").

    In the case of any Qualified Holder other than a 10% Holder, the German withholding tax on the dividends paid in 2001 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15% of the gross amount of the dividend. In addition, since the German imputation system provides German resident individual stockholders with a tax credit in respect of dividends paid by German corporations in 2001, the Income Tax Treaty provides that Qualified Holders (other than 10% Holders) are entitled to an additional refund equal to 5% of the gross amount of the respective dividend. For United States federal income tax purposes, the benefit resulting from this additional 5% treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the respective dividend, subject to a German withholding tax of 0.88% (15% of 5.88%). Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

    Thus, for each $100 of gross dividend paid by DaimlerChrysler AG in 2001 to a Qualified Holder (other than a 10% Holder), the dividend after partial refund of the 25% withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15. If the Qualified Holder also applies for the additional 5% treaty refund, German withholding tax is effectively reduced to $10; the cash received per $100 of gross dividend is $90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of $105.88 (to the extent paid out of current or accumulated earnings and profits of DaimlerChrysler AG as determined for United States federal income tax purposes), consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the Qualified Holder will include $105.88 in gross income and may be entitled to a foreign tax credit of $15.88, subject to applicable limitations of United States federal income tax law.

    In the case of a 10% Holder, the 25% German withholding tax on dividends paid in 2001 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on the dividend paid in 2001 in the amount of 20% of the gross amount of the dividend. Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by DaimlerChrysler AG attributable to distributed profits.

    The German corporate imputation system that has provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was recently repealed, effective with respect to dividends paid after 2001. Consequently, Qualified Holders will no longer be entitled to the additional 5% treaty refund with respect to such dividends. However, the German withholding tax will be reduced from 25% to 20% with respect to such dividends.

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

    A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5%, which is 1.375% (5.5% X 25%) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

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

REFUND PROCEDURES

    To claim the refund reflecting the current reduction of the German withholding tax from 25% to 15%, the additional 5% treaty refund and the refund of the effective 1.375% German surtax, when applicable, a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for DaimlerChrysler ordinary shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

    Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. Such certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service -- Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at WWW.IRS.GOV.) Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification directly to the German tax authorities if the Qualified Holder authorizes the Internal Revenue Service to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

    The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold DaimlerChrysler ordinary shares of record and will perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 25% to 15% (to 5% for 10% Holders), the additional 5% treaty refund and the refund of the effective 1.375% German surtax, when applicable, for such holders. These arrangements may be amended or revoked at any time in the future.

    Under a newly implemented simplified and accelerated refund procedure, the U.S. transfer agent will prepare the German claim for refund forms on behalf of Qualified Holders and file them electronically with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to these Qualified Holders, and the holders will be requested to sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. The U.S. transfer agent will attach the signed statement and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities. Qualified Holders should also request certification (IRS Form 6166) of their last filed United States federal income tax return from the IRS and have it ready for presentation to the U.S. transfer agent upon request. This certification (IRS

Form 6166) may be requested from the Qualified Holder if the Qualified Holder is selected as part of a verifying sample; if in this case, the certification (IRS Form 6166) cannot be presented by the Qualified Holder within a reasonable time, the refund of the German withholding taxes will be denied.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices which may adversely affect its operating results and financial condition. The Group seeks to manage these risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. DaimlerChrysler controls and manages foreign exchange risk, interest rate risk and equity price risk by continually monitoring changes in key economic indicators and market information.

    The Group does not use financial instruments for trading or other speculative purposes.

    Following organizational standards in the international banking industry, DaimlerChrysler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

                                 EXCHANGE RATE RISK

TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the dollar and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Mercedes-Benz Passenger Cars & smart segment. Revenues of the Mercedes-Benz Passenger Cars & smart segment are denominated in the currencies of the countries in which cars are sold but manufacturing costs are denominated primarily in euros. Commercial Vehicles is also subject to transaction risk, although -- because of its global production network -- to a lesser degree. Since the Chrysler Group generates the vast majority of its revenues and costs in dollars, the transaction risk of this segment is relatively low compared to that of Mercedes-Benz Passenger Cars & smart. The Aerospace segment is exposed to transaction risk resulting from the dollar exposure of the aircraft engine business conducted through MTU Aero Engines.

    Following the exchange of DaimlerChrysler's controlling interest in DaimlerChrysler Aerospace for an equity interest in EADS in July 2000, those business units of the Aerospace segment which were contributed to EADS ceased to participate in DaimlerChrysler's centralized financial management. Treasury functions for these entities are now carried out by EADS. Consequently, transaction risk resulting from the dollar exposure of those business units of the Aerospace segment which were contributed to EADS is not included in the quantitative exchange rate risk disclosure for 2000. See "Description of Business Segments" in "Item 4. Information on the Company" and Note 11 to the Consolidated Financial Statements.

    Cash inflows and outflows of a business segment are netted if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to transaction risk. The currency exposure of DaimlerChrysler is additionally reduced through the natural hedging potential arising from offsets in the euro exposure of the Chrysler Group with the dollar exposure of Mercedes-Benz Passenger Cars & smart. In order to provide an additional natural hedge against the remaining transaction risk exposure, DaimlerChrysler attempts to increase cash outflows in the same currencies in which it has a net excess inflow, where possible and appropriate. This is mainly achieved through increased procurement in foreign currencies and by increasing production in those countries which are primary markets for the Group's products.

    In order to mitigate further the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle businesses and one for the remaining Aerospace activities, is comprised of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling of DaimlerChrysler. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by Corporate Treasury. Risk Controlling regularly informs the Board of Management of the decisions of the Currency Committee as well as the actions of Corporate Treasury. Corporate Treasury is responsible for assessing, consolidating and managing foreign currency exposures through transactions with international financial institutions. In addition to the currency exposure inherent in the Group's operational business, exchange rate fluctuations can also affect the conversion into euros of profits of subsidiaries of DaimlerChrysler located outside the euro zone. This risk is also managed by Corporate Treasury.

    The principal derivative financial instruments used by the Group to cover foreign currency exposures are forward foreign exchange contracts and currency options. The maturity dates of forward contracts are established according to the anticipated cash flows of the Group. The policy of the Group is to use a mixture of these instruments depending upon the Group's view of market conditions which is based on fundamental analysis and technical analysis. The currencies, in which the Group's derivative financial instruments are denominated, are in parallel with the currencies in which it is subject to transaction risk. For a description of the accounting for derivative financial instruments see "New Accounting Pronouncements" in "Item 5. Operating and Financial Review and Prospects" and Note 31 to the Consolidated Financial Statements.

    For 2000, the Group's net transaction exposure before hedging transactions was approximately [EURO]11.5 billion which consisted primarily of U.S. Dollars ([EURO]5.2 billion), British Pounds ([EURO]2.4 billion) and Japanese Yen ([EURO]1.4 billion). In 2000, the Group's net transaction exposure decreased 12% compared to 1999 since transaction exposure resulting from those business units of the Aerospace segment which were contributed to EADS were no longer included. During 2000, the U.S. Dollar, the British Pound and the Japanese Yen appreciated considerably against the euro. DaimlerChrysler was able to benefit from this exchange rate development. However, the smoothing effect of hedging activities undertaken in prior years diluted these benefits to some extent.

    The effective exchange rates for the major world currencies achieved for the Group through hedging transactions in contrast to the pure unhedged market average rates for these currencies in 2000 and 1999, respectively, were as follows:

                                                  2000                                                1999
                            -------------------------------------------------   -------------------------------------------------
                                               %         MARKET         %                          %         MARKET         %
CURRENCY                    EFFECTIVE(1)   CHANGE(2)   AVERAGE(3)   CHANGE(2)   EFFECTIVE(1)   CHANGE(2)   AVERAGE(3)   CHANGE(2)
--------                    ------------   ---------   ----------   ---------   ------------   ---------   ----------   ---------
                                                                 (CURRENCY UNITS PER [EURO])
U.S. Dollar...............      1.08         (5.3)        0.92        (14.0)        1.14         (1.7)        1.07         (3.6)
British Pound.............      0.68            0         0.61         (7.6)        0.68         (5.6)        0.66         (1.5)
Japanese Yen..............       126         (6.0)          99        (18.2)         134         16.5          121        (16.6)

------------------------------

(1) The effective rates shown represent the average of all hedging transactions for each specific currency which matured during the year shown including all hedging effects such as swap prices and the net premium revenue and expense resulting from option transactions.

(2) The percentage change shown is in comparison to the figure shown in the comparable column in the prior year, except that percentage changes for 1999 are as compared to the 1998 figures which are not shown.

(3) The market average exchange rates for the foreign currencies shown are based on the daily reference rates published by the European Central Bank.

EXCHANGE RATE SENSITIVITY

    Because the Group enters into foreign exchange transactions for a significant portion of its contracted and forecasted foreign currency exposures, a significant increase or decrease in the exchange rate of the euro relative to other major world currencies should not, in the short term, materially affect the Group's cash flows. Over time, however, to the extent that such exchange rate movements cannot be reflected in the pricing of the Group's products in local currency they could materially affect the Group's cash flows. In general, appreciation of the euro in relation to another currency has an adverse effect on the Group's reported revenues and results, whereas depreciation of the euro has a positive effect. The tables below provide information about the effect on the Group's pre-tax cash flow of a 10% appreciation of the euro against foreign currencies. The figures shown in the tables were calculated as of December 31, 2000.

                                                          U.S.     CANADIAN   BRITISH    JAPANESE
2001                                                     DOLLAR     DOLLAR     POUND       YEN       OTHER      TOTAL
----                                                    --------   --------   --------   --------   --------   --------
                                                                        ([EURO] EQUIVALENT IN BILLIONS)
ESTIMATES OF:
Gross Amount of Foreign Currency Exposure.............    11.4        7.7        3.7        2.1        3.0       27.9
Gross Amount of Foreign Currency Netting..............    (6.3)      (7.9)      (0.3)      (0.2)      (0.7)     (15.4)
Net Transaction Exposure in Foreign Currency..........     5.1       (0.2)       3.4        1.9        2.3       12.5
Loss from a 10% Appreciation of the Euro After
  Hedging Activities(1,2)
    Status as of December 31, 1999....................    0.30         --       0.19       0.04       0.14       0.67
    Status as of December 31, 2000....................    0.09         --       0.13       0.05       0.12       0.39

                                                          U.S.     CANADIAN   BRITISH    JAPANESE
2002                                                     DOLLAR     DOLLAR     POUND       YEN       OTHER      TOTAL
----                                                    --------   --------   --------   --------   --------   --------
                                                                        ([EURO] EQUIVALENT IN BILLIONS)
ESTIMATES OF:
Gross Amount of Foreign Currency Exposure.............    11.8        7.5        3.5        2.3        2.9       28.0
Gross Amount of Foreign Currency Netting..............    (6.8)      (7.5)      (0.3)      (0.2)      (0.7)     (15.5)
Net Transaction Exposure in Foreign Currency..........     5.0        0.0        3.2        2.1        2.2       12.5
Loss from a 10% Appreciation of the Euro After
  Hedging Activities(1,2)
    Status as of December 31, 2000....................    0.17         --       0.21       0.08       0.16       0.62

------------------------------

(1) Sensitivity is calculated based on net transaction exposure after consideration of the derivative financial instruments the Group entered into to offset such foreign currency exposure.

(2) Anticipated losses from a more than 10% appreciation of the euro against those currencies would increase proportionately.

                         ------------------------------

    The relatively lower sensitivity shown for 2001 is explained by the Group's policy to hedge relatively larger portions of short-term anticipated revenues. As a general rule, the longer expected revenues extend into the future, the larger is the unhedged portion of such revenues.

EFFECTS OF CURRENCY TRANSLATION

    Many subsidiaries of DaimlerChrysler are located outside the euro zone. Since the Group's financial reporting currency is the euro, the income statements of these subsidiaries are translated into euros for inclusion of the results of these subsidiaries in the DaimlerChrysler consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euros of both revenues and operating income denominated in that currency. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not affect the Group's local currency cash flows. See Notes 18 and 25 to the Consolidated Financial Statements.

    DaimlerChrysler has significant assets, liabilities and operations outside the euro zone which are denominated in local currencies, most importantly DaimlerChrysler Corporation and DaimlerChrysler's financial services companies. The long-term currency risk inherent in these investments is subject to continuing assessment and evaluation. In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments. Effects from currency fluctuations on the translation of net asset amounts into euros will be reflected in the Group's equity position.

                    INTEREST RATE RISK AND EQUITY PRICE RISK

INTEREST RATE RISK

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business. In particular, the Group's leasing and sales financing business enters into transactions with customers resulting in fixed-rate or floating-rate receivables. DaimlerChrysler's policy is to match funding in terms of maturities and interest rates for a substantial portion of these assets using bank loans, bonds and commercial paper. DaimlerChrysler uses derivative financial instruments including swaps, swaptions, forward rate agreements, futures, caps and floors to achieve the desired asset/liability structure.

EQUITY PRICE RISK

    Following modern portfolio theory, DaimlerChrysler also holds investments in various equity securities to improve the return on its liquidity. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. To a much lesser extent than the risks from changing interest rates, DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

VALUE-AT-RISK ANALYSES

    In order to quantify the interest rate risk and the equity price risk of the Group on a continuous basis, DaimlerChrysler's risk management control systems employ value-at-risk analyses as recommended by the Bank for International Settlements. Value-at-risk figures indicate maximum potential losses that are not exceeded under normal market conditions. The value-at-risk calculations employed by DaimlerChrysler express potential losses in fair values and are based on the variance-covariance-approach and assume a 99% confidence level and a holding period of five days. Estimates of volatilities and correlations are primarily drawn from the RiskMetrics-TM- datasets and supplemented by additional interest rate and equity price information.

    The following table sets forth the period-end, high, low and average value-at-risk figures for DaimlerChrysler's 2000 and 1999 portfolio of interest rate sensitive financial instrumens and equity securities.

                                                           2000(1)                                        1999
                                          ------------------------------------------   ------------------------------------------
                                          PERIOD-                                       PERIOD-
VALUE-AT-RISK                               END        HIGH       LOW       AVERAGE       END        HIGH       LOW      AVERAGE
-------------                             --------   --------   --------   ---------   ---------   --------   --------   --------
                                                                           ([EURO] IN MILLIONS)
Interest Rate Risk......................    126        163         81         128          81         94         42         71
Equity Price Risk.......................     87        105         82          95         105        201        105        148
Aggregate...............................    137        206        127         156         127        209        127        168

------------------------------

(1) Financial instruments attributable to those business units of the Aerospace segment which were contributed to EADS were only considered prior to July 2000.

                         ------------------------------

    The average value-at-risk to DaimlerChrysler's portfolio of interest rate sensitive financial instruments increased in 2000, primarily due to the expansion of the Group's lease and sales financing business. The average value-at-risk to the portfolio of equity securities decreased in 2000, mainly resulting from the transfer of equity securities to the DaimlerChrysler Pension Trust.

    Due to risk-reducing correlation effects between the portfolio of interest rate sensitive financial instruments and the portfolio of equity securities, the aggregate values-at-risk are always less than the sums of the individual values-at-risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    None.

ITEM 15. [RESERVED].

ITEM 16. [RESERVED].

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

    See pages F-i, F-1 through F-63 and page S-1, incorporated herein by reference.

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

4.1 The following agreements (without exhibits and schedules): the Amended and Restated Master Alliance Agreement dated as of September 8, 2000 between DaimlerChrysler AG and Mitsubishi Motors Corporation; the Amended and Restated Standstill Agreement between those parties dated as of September 8, 2000; the Securities Subscription Agreement between DaimlerChrysler AG, Mitsubishi Motors Corporation, and DaimlerChrysler Japan Holding, Ltd. dated as of July 28, 2000; the Amendment to the Securities Subscription Agreement dated as of September 8, 2000; and Amendment No. 2 to the Securities Subscription Agreement dated as of September 28, 2000.

4.2 Joint Venture Agreement, dated April 3, 2000, between DaimlerChrysler Services (debis) AG, Deutsche Telekom AG and Rubin Telekommunikationsdienste GmbH, and Option Agreement, dated April 3, 2000, between DaimlerChrysler Services (debis) AG and Deutsche Telekom AG (English translations included).

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

10.1 Independent Auditors' Report on Schedule and Consent of KPMG Deutsche Treuhand-Gesellschaft AG.

10.2 Independent Auditors' Consent of Deloitte & Touche LLP.

10.3 Independent Auditors' Report of Deloitte & Touche LLP on the consolidated financial statements of DaimlerChrysler Corporation.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 26, 2001

                                                       DAIMLERCHRYSLER AG

                                                       By:  /s/ JUERGEN E. SCHREMPP
                                                            ------------------------------------------
                                                            Juergen E. Schrempp
                                                            Chairman of the Board of Management

                                                       By:  /s/ MANFRED GENTZ
                                                            ------------------------------------------
                                                            Dr. Manfred Gentz
                                                            Member of the Board of Management
                                                            Finance & Controlling

                               DAIMLERCHRYSLER AG
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................     F-1

Consolidated Financial Statements:

  Consolidated Statements of Income for the years ended
    December 31, 2000, 1999 and 1998........................     F-2

  Consolidated Balance Sheets at December 31, 2000 and
    1999....................................................     F-4

  Consolidated Statements of Changes in Stockholders' Equity
    for the years ended December 31, 2000, 1999 and 1998....     F-5

  Consolidated Statements of Cash Flows for the years ended
    December 31, 2000, 1999 and 1998........................     F-6

  Consolidated Fixed Assets Schedule for the year ended
    December 31, 2000.......................................     F-8

  Notes to the Consolidated Financial Statements............    F-10

Financial Statement Schedule:

  Allowance for Doubtful Accounts...........................     S-1

'

                          INDEPENDENT AUDITORS' REPORT

The Board of Management
DaimlerChrysler AG:

    We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of DaimlerChrysler Corporation or certain of its consolidated subsidiaries ("DaimlerChrysler Corporation"), which statements reflect total assets constituting 29 percent at December 31, 2000 and 1999, and total revenues constituting 42 percent, 43 percent and 45 percent for the years ended December 31, 2000, 1999 and 1998, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DaimlerChrysler Corporation, is based solely on the report of the other auditors.

    We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    In 1998, DaimlerChrysler accounted for a material joint venture in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Committee. In our opinion, United States generally accepted accounting principles required that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to DaimlerChrysler's use of the proportionate method of consolidation as supplemented by the disclosures in Note 3.

    In our opinion, based on our audits and the report of the other auditors, except for the use of the proportionate method of accounting in 1998, as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with United States generally accepted accounting principles.

    As discussed in Note 10 to the consolidated financial statements, in 2000 DaimlerChrysler adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

                                          KPMG Deutsche Treuhand-Gesellschaft AG

Stuttgart, Germany
February 9, 2001

                               DAIMLERCHRYSLER AG

                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                             CONSOLIDATED
                                      -----------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------
                                        2000
                               NOTE   (NOTE 1)        2000            1999             1998
-------------------------------------------------------------------------------------------------
Revenues                         33   $ 152,446   [EURO]162,384   [EURO]149,985    [EURO]131,782
-------------------------------------------------------------------------------------------------
Cost of sales                     6    (126,558)      (134,808)        (120,082)        (105,303)
-------------------------------------------------------------------------------------------------
GROSS MARGIN                             25,888         27,576           29,903           26,479
-------------------------------------------------------------------------------------------------
Selling, administrative and
  other expenses                  6     (16,772)       (17,865)         (15,669)         (14,592)
-------------------------------------------------------------------------------------------------
Research and development                 (5,949)        (6,337)          (5,737)          (4,971)
-------------------------------------------------------------------------------------------------
Other income                      7         889            946              827            1,099
-------------------------------------------------------------------------------------------------
Merger costs                      1          --             --               --             (685)
-------------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME            4,056          4,320            9,324            7,330
-------------------------------------------------------------------------------------------------
Financial income (expense),
  net                             8         146            156              333              763
-------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                4,202          4,476            9,657            8,093
-------------------------------------------------------------------------------------------------
  Effects of changes in German
  tax law                                  (247)          (263)            (812)              --
-------------------------------------------------------------------------------------------------
  Income taxes                           (1,630)        (1,736)          (3,721)          (3,014)
-------------------------------------------------------------------------------------------------
Total income taxes                9      (1,877)        (1,999)          (4,533)          (3,014)
-------------------------------------------------------------------------------------------------
Minority interests                          (11)           (12)             (18)            (130)
-------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY
  ITEMS AND CUMULATIVE EFFECTS
  OF CHANGES IN ACCOUNTING
  PRINCIPLES                              2,314          2,465            5,106            4,949
-------------------------------------------------------------------------------------------------
Extraordinary items:             11
-------------------------------------------------------------------------------------------------
  Gains on disposals of
    businesses, net of taxes
    (therein gain on issuance
    of subsidiary and
    associated company stock
    of [EURO]2,418 in 2000)               5,179          5,516              659               --
-------------------------------------------------------------------------------------------------
  Losses on early
  extinguishment of debt, net
  of taxes                                   --             --              (19)            (129)
-------------------------------------------------------------------------------------------------
Cumulative effects of changes
  in accounting principles:
  transition adjustments
  resulting from adoption of
  SFAS 133 and EITF 99-20,
  net of taxes                   10         (82)           (87)              --               --
-------------------------------------------------------------------------------------------------
NET INCOME                                7,411          7,894            5,746            4,820
-------------------------------------------------------------------------------------------------
EARNINGS PER SHARE               34
-------------------------------------------------------------------------------------------------
  Basic earnings per share
-------------------------------------------------------------------------------------------------
    Income before
      extraordinary items and
      cumulative effects of
      changes in accounting
      principles                           2.31           2.46             5.09             5.16
-------------------------------------------------------------------------------------------------
    Extraordinary items                    5.16           5.50             0.64            (0.13)
-------------------------------------------------------------------------------------------------
    Cumulative effects of
      changes in accounting
      principles                          (0.08)         (0.09)              --               --
-------------------------------------------------------------------------------------------------
    Net income                             7.39           7.87             5.73             5.03
-------------------------------------------------------------------------------------------------
  Diluted earnings per share
-------------------------------------------------------------------------------------------------
    Income before
      extraordinary items and
      cumulative effects of
      changes in accounting
      principles                           2.30           2.45             5.06             5.04
-------------------------------------------------------------------------------------------------
    Extraordinary items                    5.10           5.44             0.63            (0.13)
-------------------------------------------------------------------------------------------------
    Cumulative effects of
      changes in accounting
      principles                          (0.08)         (0.09)              --               --
-------------------------------------------------------------------------------------------------
    Net income                             7.32           7.80             5.69             4.91
-------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

               INDUSTRIAL BUSINESS                                FINANCIAL SERVICES
-------------------------------------------------  ------------------------------------------------
             YEAR ENDED DECEMBER 31,                           YEAR ENDED DECEMBER 31,
-------------------------------------------------  ------------------------------------------------
     2000             1999             1998             2000             1999            1998
-------------------------------------------------  ------------------------------------------------   ------------------------------
 [EURO]147,260    [EURO]139,929    [EURO]124,010     [EURO]15,124     [EURO]10,056     [EURO]7,772    Revenues
-------------------------------------------------  ------------------------------------------------   ------------------------------
      (120,912)        (111,668)         (99,129)         (13,896)          (8,414)         (6,174)   Cost of sales
-------------------------------------------------  ------------------------------------------------   ------------------------------
        26,348           28,261           24,881            1,228            1,642           1,598    GROSS MARGIN
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                      Selling, administrative and
       (16,621)         (14,669)         (13,714)          (1,244)          (1,000)           (878)     other expenses
-------------------------------------------------  ------------------------------------------------   ------------------------------
        (6,337)          (5,737)          (4,971)              --               --              --    Research and development
-------------------------------------------------  ------------------------------------------------   ------------------------------
           842              691              993              104              136             106    Other income
-------------------------------------------------  ------------------------------------------------   ------------------------------
            --               --             (685)              --               --              --    Merger costs
-------------------------------------------------  ------------------------------------------------   ------------------------------
         4,232            8,546            6,504               88              778             826    INCOME BEFORE FINANCIAL INCOME
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                      Financial income (expense),
           166              327              740              (10)               6              23      net
-------------------------------------------------  ------------------------------------------------   ------------------------------
         4,398            8,873            7,244               78              784             849    INCOME BEFORE INCOME TAXES
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                        Effects of changes in German
                                                                                                          tax law
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                        Income taxes
-------------------------------------------------  ------------------------------------------------   ------------------------------
        (2,152)          (4,340)          (2,732)             153             (193)           (282)   Total income taxes
-------------------------------------------------  ------------------------------------------------   ------------------------------
           (11)             (16)            (128)              (1)              (2)             (2)   Minority interests
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                      INCOME BEFORE EXTRAORDINARY
                                                                                                        ITEMS AND CUMULATIVE EFFECTS
                                                                                                        OF CHANGES IN ACCOUNTING
         2,235            4,517            4,384              230              589             565      PRINCIPLES
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                      Extraordinary items:
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                        Gains on disposals of
                                                                                                          businesses, net of taxes
                                                                                                          (therein gain on issuance
                                                                                                          of subsidiary and
                                                                                                          associated company stock
         5,516              659               --               --               --              --        of [EURO]2,418 in 2000)
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                        Losses on early
                                                                                                          extinguishment of debt,
            --              (19)            (129)              --               --              --        net of taxes
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                      Cumulative effects of changes
                                                                                                        in accounting principles:
                                                                                                        transition adjustments
                                                                                                        resulting from adoption of
                                                                                                        SFAS 133 and EITF 99-20, net
            10               --               --              (97)              --              --      of taxes
-------------------------------------------------  ------------------------------------------------   ------------------------------
         7,761            5,157            4,255              133              589             565    NET INCOME
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                      EARNINGS PER SHARE
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                        Basic earnings per share
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                          Income before
                                                                                                            extraordinary items and
                                                                                                            cumulative effects of
                                                                                                            changes in accounting
            --               --               --               --               --              --          principles
-------------------------------------------------  ------------------------------------------------   ------------------------------
            --               --               --               --               --              --        Extraordinary items
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                          Cumulative effects of
                                                                                                            changes in accounting
            --               --               --               --               --              --          principles
-------------------------------------------------  ------------------------------------------------   ------------------------------
            --               --               --               --               --              --        Net income
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                        Diluted earnings per share
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                          Income before
                                                                                                            extraordinary items and
                                                                                                            cumulative effects of
                                                                                                            changes in accounting
            --               --               --               --               --              --          principles
-------------------------------------------------  ------------------------------------------------   ------------------------------
            --               --               --               --               --              --        Extraordinary items
-------------------------------------------------  ------------------------------------------------   ------------------------------
                                                                                                          Cumulative effects of
                                                                                                            changes in accounting
            --               --               --               --               --              --          principles
-------------------------------------------------  ------------------------------------------------   ------------------------------
            --               --               --               --               --              --        Net income
-------------------------------------------------  ------------------------------------------------   ------------------------------

                               DAIMLERCHRYSLER AG
                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                                 INDUSTRIAL
                                               CONSOLIDATED                       BUSINESS               FINANCIAL SERVICES
                                   ------------------------------------ ---------------------------- ---------------------------
                                             AT DECEMBER 31,                  AT DECEMBER 31,              AT DECEMBER 31,
                                   ------------------------------------ ---------------------------- ---------------------------
                                     2000
                            NOTE   (NOTE 1)     2000          1999          2000           1999          2000          1999
----------------------------------------------------------------------- ---------------------------- ---------------------------
ASSETS
----------------------------------------------------------------------- ---------------------------- ---------------------------
Intangible assets              12  $  2,922  [EURO] 3,113  [EURO] 2,823  [EURO] 2,907   [EURO] 2,632    [EURO] 206    [EURO] 191
----------------------------------------------------------------------- ---------------------------- ---------------------------
Property, plant and
  equipment, net               12    37,688        40,145        36,434        40,043         36,338           102            96
----------------------------------------------------------------------- ---------------------------- ---------------------------
Investments and long-term
  financial assets             18    11,366        12,107         3,942        10,967          3,079         1,140           863
----------------------------------------------------------------------- ---------------------------- ---------------------------
Equipment on operating
  leases, net                  13    31,651        33,714        27,249         3,047          2,518        30,667        24,731
----------------------------------------------------------------------- ---------------------------- ---------------------------
FIXED ASSETS                         83,627        89,079        70,448        56,964         44,567        32,115        25,881
----------------------------------------------------------------------- ---------------------------- ---------------------------
Inventories                    14    15,286        16,283        14,985        15,333         14,036           950           949
----------------------------------------------------------------------- ---------------------------- ---------------------------
Trade receivables              15     7,506         7,995         8,840         7,617          8,522           378           318
----------------------------------------------------------------------- ---------------------------- ---------------------------
Receivables from
  financial services           16    45,694        48,673        38,735            30             38        48,643        38,697
----------------------------------------------------------------------- ---------------------------- ---------------------------
Other receivables              17    13,515        14,396        12,571         6,414          6,323         7,982         6,248
----------------------------------------------------------------------- ---------------------------- ---------------------------
Securities                     18     5,049         5,378         8,969         4,195          8,250         1,183           719
----------------------------------------------------------------------- ---------------------------- ---------------------------
Cash and cash equivalents      19     6,691         7,127         9,099         6,445          8,197           682           902
----------------------------------------------------------------------- ---------------------------- ---------------------------
NON-FIXED ASSETS                     93,741        99,852        93,199        40,034         45,366        59,818        47,833
----------------------------------------------------------------------- ---------------------------- ---------------------------
DEFERRED TAXES                  9     2,287         2,436         3,806         2,350          3,710            86            96
----------------------------------------------------------------------- ---------------------------- ---------------------------
PREPAID EXPENSES               21     7,423         7,907         7,214         7,782          7,076           125           138
----------------------------------------------------------------------- ---------------------------- ---------------------------
TOTAL ASSETS (THEREOF
  SHORT-TERM 2000:
  [EURO]71,300; 1999:
  [EURO]70,111)                     187,078       199,274       174,667       107,130        100,719        92,144        73,948
----------------------------------------------------------------------- ---------------------------- ---------------------------

LIABILITIES AND
  STOCKHOLDERS' EQUITY
----------------------------------------------------------------------- ---------------------------- ---------------------------
Capital stock                      $  2,449  [EURO] 2,609  [EURO] 2,565
----------------------------------------------------------------------- ---------------------------- ---------------------------
Additional paid-in
  capital                             6,840         7,286         7,329
----------------------------------------------------------------------- ---------------------------- ---------------------------
Retained earnings                    27,659        29,461        23,925
----------------------------------------------------------------------- ---------------------------- ---------------------------
Accumulated other
  comprehensive income                2,866         3,053         2,241
----------------------------------------------------------------------- ---------------------------- ---------------------------
Treasury stock                           --            --            --
----------------------------------------------------------------------- ---------------------------- ---------------------------
STOCKHOLDERS' EQUITY           22    39,814        42,409        36,060  [EURO]35,825   [EURO]30,318   [EURO]6,584   [EURO]5,742
----------------------------------------------------------------------- ---------------------------- ---------------------------
MINORITY INTERESTS                      487           519           650           506            637            13            13
----------------------------------------------------------------------- ---------------------------- ---------------------------
ACCRUED LIABILITIES            24    34,211        36,441        37,695        35,772         37,155           669           540
----------------------------------------------------------------------- ---------------------------- ---------------------------
Financial liabilities          25    79,594        84,783        64,488         9,508          4,400        75,275        60,088
----------------------------------------------------------------------- ---------------------------- ---------------------------
Trade liabilities              26    14,323        15,257        15,786        14,875         15,484           382           302
----------------------------------------------------------------------- ---------------------------- ---------------------------
Other liabilities              27     9,033         9,621        10,286         7,068          7,655         2,553         2,631
----------------------------------------------------------------------- ---------------------------- ---------------------------
LIABILITIES                         102,950       109,661        90,560        31,451         27,539        78,210        63,021
----------------------------------------------------------------------- ---------------------------- ---------------------------
DEFERRED TAXES                  9     5,145         5,480         5,192          (639)         1,227         6,119         3,965
----------------------------------------------------------------------- ---------------------------- ---------------------------
DEFERRED INCOME                28     4,471         4,764         4,510         4,215          3,843           549           667
----------------------------------------------------------------------- ---------------------------- ---------------------------
TOTAL LIABILITIES
  (THEREOF SHORT-TERM
  2000: [EURO]81,516;
  1999: [EURO]83,315)               147,264       156,865       138,607        71,305         70,401        85,560        68,206
----------------------------------------------------------------------- ---------------------------- ---------------------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY              187,078       199,274       174,667       107,130        100,719        92,144        73,948
----------------------------------------------------------------------- ---------------------------- ---------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            (IN MILLIONS OF [EURO])

                                                                         ACCUMULATED OTHER
                                                                        COMPREHENSIVE INCOME
                                                          ------------------------------------------------
                                     ADDITIONAL             CUMULATIVE   AVAILABLE-  DERIVATIVE   MINIMUM
                             CAPITAL   PAID-IN   RETAINED  TRANSLATION    FOR-SALE    FINANCIAL   PENSION  TREASURY
                              STOCK    CAPITAL   EARNINGS   ADJUSTMENT   SECURITIES  INSTRUMENTS LIABILITY   STOCK   TOTAL
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1,
  1998                        2,391       2,958   21,892         893          269          --        (19)    (424)   27,960
---------------------------------------------------------------------------------------------------------------------------
Net income                       --          --    4,820          --           --          --         --       --     4,820
Other comprehensive income
  (loss)                         --          --       --      (1,402)         259          --         (1)      --    (1,144)
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                            3,676
---------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock       163       3,913       --          --           --          --         --       --     4,076
Purchase and retirement of
  capital stock                  --          --       --          --           --          --         --     (169)     (169)
Re-issuance of treasury
  stock                          --         538       --          --           --          --         --      482     1,020
Dividends                        --          --   (1,086)         --           --          --         --       --    (1,086)
Special distribution             --          --   (5,284)         --           --          --         --       --    (5,284)
Other                             7        (135)     191          --           --          --         --      111       174
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  1998                        2,561       7,274   20,533        (509)         528          --        (20)      --    30,367
---------------------------------------------------------------------------------------------------------------------------
Net income                       --          --    5,746          --           --          --         --       --     5,746
Other comprehensive income
  (loss)                         --          --       --       2,431         (181)         --         (8)      --     2,242
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                            7,988
---------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock         4          63       --          --           --          --         --       --        67
Purchase of capital stock        --          --       --          --           --          --         --      (86)      (86)
Re-issuance of treasury
  stock                          --          --       --          --           --          --         --       86        86
Dividends                        --          --   (2,356)         --           --          --         --       --    (2,356)
Other                            --          (8)       2          --           --          --         --       --        (6)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  1999                        2,565       7,329   23,925       1,922          347          --        (28)      --    36,060
---------------------------------------------------------------------------------------------------------------------------
Net income                       --          --    7,894          --           --          --         --       --     7,894
Other comprehensive income
  (loss)                         --          --       --       1,363         (149)       (408)         6       --       812
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                            8,706
---------------------------------------------------------------------------------------------------------------------------
Increase in stated value of
  capital stock                  44         (44)      --          --           --          --         --       --        --
Issuance of capital stock        --           1       --          --           --          --         --       --         1
Purchase of capital stock        --          --       --          --           --          --         --      (88)      (88)
Re-issuance of treasury
  stock                          --          --       --          --           --          --         --       88        88
Dividends                        --          --   (2,358)         --           --          --         --       --    (2,358)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  2000                        2,609       7,286   29,461       3,285          198        (408)       (22)      --    42,409
---------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                                          CONSOLIDATED
                                                   -----------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------------
                                                    2000
                                                   (NOTE 1)       2000             1999             1998
--------------------------------------------------------------------------------------------------------------
Net income                                         $ 7,411      [EURO]7,894      [EURO]5,746      [EURO]4,820
--------------------------------------------------------------------------------------------------------------
Income applicable to minority interests                 11               12               18              130
--------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
--------------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses (see also Note
  11)                                               (5,227)          (5,568)          (1,181)            (296)
--------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of equipment on
  operating leases                                   6,090            6,487            3,315            1,972
--------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of fixed assets      6,695            7,131            6,035            5,359
--------------------------------------------------------------------------------------------------------------
  Change in deferred taxes                           1,145            1,220            2,402            1,959
--------------------------------------------------------------------------------------------------------------
  Equity income (loss) from associated companies       229              244              (23)             (59)
--------------------------------------------------------------------------------------------------------------
  Cumulative effects of changes in accounting
  principles                                            82               87               --               --
--------------------------------------------------------------------------------------------------------------
  Losses on early extinguishment of debt
  (extraordinary item)                                  --               --               19              129
--------------------------------------------------------------------------------------------------------------
  Change in financial instruments                      (84)             (90)             247             (191)
--------------------------------------------------------------------------------------------------------------
  (Gains) losses on disposals of fixed
  assets/securities                                   (427)            (455)          (1,215)            (368)
--------------------------------------------------------------------------------------------------------------
  Change in trading securities                          21               22              495              251
--------------------------------------------------------------------------------------------------------------
  Change in accrued liabilities                      1,669            1,778            4,001            1,419
--------------------------------------------------------------------------------------------------------------
  Changes in other operating assets and
  liabilities:
--------------------------------------------------------------------------------------------------------------
  -- inventories, net                                 (822)            (876)          (2,436)            (976)
--------------------------------------------------------------------------------------------------------------
  -- trade receivables                                (686)            (731)            (733)            (688)
--------------------------------------------------------------------------------------------------------------
  -- trade liabilities                                (398)            (424)           1,331            1,827
--------------------------------------------------------------------------------------------------------------
  -- other assets and liabilities                     (672)            (714)               2            1,393
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES               15,037           16,017           18,023           16,681
--------------------------------------------------------------------------------------------------------------
Purchases of fixed assets:
--------------------------------------------------------------------------------------------------------------
-- Increase in equipment on operating leases       (17,947)         (19,117)         (19,336)         (10,245)
--------------------------------------------------------------------------------------------------------------
-- Purchases of property, plant and equipment       (9,756)         (10,392)          (9,470)          (8,155)
--------------------------------------------------------------------------------------------------------------
-- Purchases of other fixed assets                    (451)            (480)            (645)            (305)
--------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on operating
  leases                                             7,778            8,285            6,575            4,903
--------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets                809              862              507              515
--------------------------------------------------------------------------------------------------------------
Payments for investments in businesses              (4,584)          (4,883)          (1,289)            (857)
--------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses                  292              311            1,336              685
--------------------------------------------------------------------------------------------------------------
Change in cash from exchange of businesses          (1,268)          (1,351)              --               --
--------------------------------------------------------------------------------------------------------------
Additions to receivables from financial services   (109,377)       (116,507)        (102,140)         (81,196)
--------------------------------------------------------------------------------------------------------------
Repayments of receivables from financial services:
--------------------------------------------------------------------------------------------------------------
-- Finance receivables collected                    41,566           44,276           41,928           33,784
--------------------------------------------------------------------------------------------------------------
-- Proceeds from sales of finance receivables       59,754           63,649           51,843           40,950
--------------------------------------------------------------------------------------------------------------
Acquisitions of securities (other than trading)     (7,309)          (7,786)          (4,395)          (4,617)
--------------------------------------------------------------------------------------------------------------
Proceeds from sales of securities (other than
  trading)                                           9,598           10,224            3,719            2,734
--------------------------------------------------------------------------------------------------------------
Change in other cash                                   188              200             (743)          (1,641)
--------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                 (30,707)         (32,709)         (32,110)         (23,445)
--------------------------------------------------------------------------------------------------------------
Change in commercial paper borrowings and
  short-term financial liabilities                  (3,039)          (3,238)           9,333            2,503
--------------------------------------------------------------------------------------------------------------
Additions to long-term financial liabilities        27,466           29,257           13,340            9,491
--------------------------------------------------------------------------------------------------------------
Repayment of financial liabilities                  (8,592)          (9,152)          (4,611)          (4,126)
--------------------------------------------------------------------------------------------------------------
Dividends paid (including profit transferred from
  subsidiaries)                                     (2,233)          (2,379)          (2,378)          (6,454)
--------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock (including
  minority interests)                                  105              112              164            4,076
--------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                             (83)             (88)             (86)            (169)
--------------------------------------------------------------------------------------------------------------
Proceeds from special distribution tax refund           --               --               --            1,487
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES    13,624           14,512           15,762            6,808
--------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash
  and cash equivalents (maturing
  within 3 months)                                     470              501              805             (397)
--------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS (MATURING WITHIN 3 MONTHS)            (1,576)          (1,679)           2,480             (353)
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
  MONTHS)
--------------------------------------------------------------------------------------------------------------
  AT BEGINNING OF PERIOD                             8,225            8,761            6,281            6,634
--------------------------------------------------------------------------------------------------------------
  AT END OF PERIOD                                   6,649            7,082            8,761            6,281
--------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

                                 (IN MILLIONS)

             INDUSTRIAL BUSINESS                               FINANCIAL SERVICES
----------------------------------------------  -------------------------------------------------
           YEAR ENDED DECEMBER 31,                           YEAR ENDED DECEMBER 31,
----------------------------------------------  -------------------------------------------------
     2000             1999           1998            2000             1999             1998
----------------------------------------------  -------------------------------------------------   ------------------------------
   [EURO]7,761      [EURO]5,157   [EURO]4,255        [EURO]133        [EURO]589        [EURO]565    Net income
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Income applicable to minority
            11               16           128                1                2                2      interests
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Adjustments to reconcile net
                                                                                                      income to net cash provided
                                                                                                      by operating activities:
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Gains on disposals of
                                                                                                      businesses (see also Note
        (5,568)          (1,181)         (296)              --               --               --      11)
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Depreciation and
                                                                                                      amortization of equipment on
           207               68            45            6,280            3,247            1,927      operating leases
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Depreciation and
         7,047            5,966         5,321               84               69               38      amortization of fixed assets
----------------------------------------------  -------------------------------------------------   ------------------------------
           590            1,496         1,560              630              906              399      Change in deferred taxes
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Equity income (loss) from
           185              (10)          (38)              59              (13)             (21)     associated companies
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Cumulative effects of
                                                                                                      changes in accounting
           (10)              --            --               97               --               --      principles
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Losses on early
                                                                                                      extinguishment of debt
            --               19           129               --               --               --      (extraordinary item)
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Change in financial
           (76)             247          (191)             (14)              --               --      instruments
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      (Gains) losses on disposals
          (454)          (1,213)         (317)              (1)              (2)             (51)     of fixed assets/securities
----------------------------------------------  -------------------------------------------------   ------------------------------
            22              495           251               --               --               --      Change in trading securities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Change in accrued
         1,742            3,913         1,375               36               88               44      liabilities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      Changes in other operating
                                                                                                      assets and liabilities:
----------------------------------------------  -------------------------------------------------   ------------------------------
          (725)          (2,387)       (1,040)            (151)             (49)              64      -- inventories, net
----------------------------------------------  -------------------------------------------------   ------------------------------
          (698)            (541)         (812)             (33)            (192)             124      -- trade receivables
----------------------------------------------  -------------------------------------------------   ------------------------------
          (498)           1,222         1,668               74              109              159      -- trade liabilities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                      -- other assets and
          (623)            (166)           36              (91)             168            1,357         liabilities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    CASH PROVIDED BY OPERATING
         8,913           13,101        12,074            7,104            4,922            4,607      ACTIVITIES
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Purchases of fixed assets:
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    -- Increase in equipment on
        (3,566)          (2,935)       (2,538)         (15,551)         (16,401)          (7,707)      operating leases
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    -- Purchases of property,
       (10,340)          (9,407)       (8,118)             (52)             (63)             (37)      plant and equipment
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    -- Purchases of other fixed
          (422)            (524)         (245)             (58)            (121)             (60)      assets
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Proceeds from disposals of
                                                                                                      equipment on operating
         3,374            3,007         2,548            4,911            3,568            2,355      leases
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Proceeds from disposals of
           836              411           500               26               96               15      fixed assets
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Payments for investments in
        (4,723)          (1,145)         (814)            (160)            (144)             (43)     businesses
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Proceeds from disposals of
           298            1,336           682               13               --                3      businesses
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Change in cash from exchange
        (1,351)              --            --               --               --               --      of businesses
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Additions to receivables from
           133              (28)           63         (116,640)        (102,112)         (81,259)     financial services
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Repayments of receivables from
                                                                                                      financial services:
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    -- Finance receivables
            --               --            --           44,276           41,928           33,784       collected
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    -- Proceeds from sales of
            --               --            --           63,649           51,843           40,950       finance receivables
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Acquisitions of securities
        (5,594)          (3,958)       (2,015)          (2,192)            (437)          (2,602)     (other than trading)
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Proceeds from sales of
                                                                                                      securities (other than
         8,355            3,333           247            1,869              386            2,487      trading)
----------------------------------------------  -------------------------------------------------   ------------------------------
           385             (462)       (1,455)            (185)            (281)            (186)   Change in other cash
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    CASH USED FOR INVESTING
       (12,615)         (10,372)      (11,145)         (20,094)         (21,738)         (12,300)     ACTIVITIES
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Change in commercial paper
                                                                                                      borrowings and short-term
          (393)            (260)       (1,136)          (2,845)           9,593            3,639      financial liabilities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Additions to long-term
         2,523              918           322           26,734           12,422            9,169      financial liabilities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Repayment of financial
         2,324              439           944          (11,476)          (5,050)          (5,070)     liabilities
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Dividends paid (including
                                                                                                      profit transferred from
        (2,370)          (2,373)       (5,865)              (9)              (5)            (589)     subsidiaries)
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Proceeds from issuance of
                                                                                                      capital stock (including
          (224)              82         3,561              336               82              515      minority interests)
----------------------------------------------  -------------------------------------------------   ------------------------------
           (88)             (86)         (169)              --               --               --    Purchase of treasury stock
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Proceeds from special
            --               --         1,487               --               --               --      distribution tax refund
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    CASH PROVIDED BY (USED FOR)
         1,772           (1,280)         (856)          12,740           17,042            7,664      FINANCING ACTIVITIES
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    Effect of foreign exchange
                                                                                                      rate changes on cash and
                                                                                                      cash equivalents (maturing
           471              750          (371)              30               55              (26)     within 3 months)
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    NET INCREASE (DECREASE) IN
                                                                                                      CASH AND CASH EQUIVALENTS
        (1,459)           2,199          (298)            (220)             281              (55)     (MATURING WITHIN 3 MONTHS)
----------------------------------------------  -------------------------------------------------   ------------------------------
                                                                                                    CASH AND CASH EQUIVALENTS
                                                                                                      (MATURING WITHIN 3 MONTHS)
----------------------------------------------  -------------------------------------------------   ------------------------------
         7,859            5,660         5,958              902              621              676      AT BEGINNING OF PERIOD
----------------------------------------------  -------------------------------------------------   ------------------------------
         6,400            7,859         5,660              682              902              621      AT END OF PERIOD
----------------------------------------------  -------------------------------------------------   ------------------------------

                               DAIMLERCHRYSLER AG

                       CONSOLIDATED FIXED ASSETS SCHEDULE

                            (IN MILLIONS OF [EURO])

                                                         ACQUISITION OR MANUFACTURING COSTS
                           -----------------------------------------------------------------------------------------------
                                                                                                               BALANCE AT
                           BALANCE AT                  CHANGE IN                                                DECEMBER
                           JANUARY 1,     CURRENCY     CONSOLIDATED                RECLASSI-                      31,
                              2000         CHANGE      COMPANIES     ADDITIONS     FICATIONS     DISPOSALS        2000
--------------------------------------------------------------------------------------------------------------------------
Other intangible assets           983            23          (190)          163             9           108           880
Goodwill                        4,061           192            81            81            40            42         4,413
--------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS               5,044           215          (109)          244            49           150         5,293
--------------------------------------------------------------------------------------------------------------------------
Land, leasehold
  improvements and
  buildings including
  buildings on land owned
  by others                    20,232           545        (1,977)        1,336           486           316        20,306
Technical equipment and
  machinery                    30,673         1,247        (1,421)        3,970           741         1,476        33,734
Other equipment, factory
  and office equipment         20,416           870        (1,434)        3,525           300         2,797        20,880
Advance payments relating
  to plant and equipment
  and construction in
  progress                      7,100           455          (137)        1,591        (1,583)          125         7,301
--------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND
  EQUIPMENT                    78,421         3,117        (4,969)       10,422           (56)        4,714        82,221
--------------------------------------------------------------------------------------------------------------------------
Investments in affiliated
  companies                     1,062            19           (68)          339           (35)          405           912
Loans to affiliated
  companies                        42            --            27           119            (2)           49           137
Investments in associated
  companies                       546            19         5,452         2,930            (4)          747         8,196
Investments in related
  companies                     1,323            57          (106)          905            (1)          409         1,769
Loans to associated and
  related companies               220            11           (37)          114            --             3           305
Long-term securities              785            --            (2)          142            --             8           917
Other loans                       373            10           (89)           85             2           188           193
--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND LONG-TERM
  FINANCIAL ASSETS              4,351           116         5,177         4,634           (40)        1,809        12,429
--------------------------------------------------------------------------------------------------------------------------
EQUIPMENT ON OPERATING
  LEASES(2)                    32,678         2,082           (21)       19,117            47        11,296        42,607
--------------------------------------------------------------------------------------------------------------------------

(1) Currency translation changes with period end rates.
(2) Excluding initial direct costs.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

                            (IN MILLIONS OF [EURO])

                            DEPRECIATION/AMORTIZATION                               BOOKVALUE(1)
   ---------------------------------------------------------------------------- ---------------------
                                                                     BALANCE AT BALANCE AT BALANCE AT
   BALANCE AT            CHANGE IN                                    DECEMBER   DECEMBER   DECEMBER
   JANUARY 1,  CURRENCY  CONSOLIDATED          RECLASSI-                31,        31,        31,
      2000      CHANGE   COMPANIES  ADDITIONS  FICATIONS  DISPOSALS     2000       2000       1999
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
         519          8      (156)        153        (5)         66       453        427        464    Other intangible assets
       1,702         74      (328)        279         8           8     1,727      2,686      2,359    Goodwill
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
       2,221         82      (484)        432         3          74     2,180      3,113      2,823    INTANGIBLE ASSETS
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
                                                                                                       Land, leasehold improvements
                                                                                                         and buildings including
                                                                                                         buildings on land owned by
       9,159        171    (1,435)        823         6         122     8,602     11,704     11,073      others
                                                                                                       Technical equipment and
      19,575        602    (1,194)      3,122       (31)      1,240    20,834     12,900     11,098      machinery
                                                                                                       Other equipment, factory and
      13,252        474    (1,167)      2,693        30       2,648    12,634      8,246      7,164      office equipment
                                                                                                       Advance payments relating to
                                                                                                         plant and equipment and
           1         (1)       (1)          7        --          --         6      7,295      7,099      construction in progress
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
                                                                                                       PROPERTY, PLANT AND
      41,987      1,246    (3,797)      6,645         5       4,010    42,076     40,145     36,434      EQUIPMENT
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
                                                                                                       Investments in affiliated
         117         --       (22)         33        (2)          6       120        792        945      companies
                                                                                                       Loans to affiliated
           4         --        --          --        --           4        --        137         38      companies
                                                                                                       Investments in associated
          16          2       (19)          1        --          --        --      8,196        530      companies
                                                                                                       Investments in related
         216          1       (24)         20        (6)         15       192      1,577      1,107      companies
                                                                                                       Loans to associated and
          38         (1)      (37)         --        --          --        --        305        182      related companies
           1         --        --          --        --          --         1        916        784    Long-term securities
          17         --        (6)         --        --           2         9        184        356    Other loans
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
                                                                                                       INVESTMENTS AND LONG-TERM
         409          2      (108)         54        (8)         27       322     12,107      3,942      FINANCIAL ASSETS
   ---------------------------------------------------------------------------- ---------------------  ----------------------------
                                                                                                       EQUIPMENT ON OPERATING
       5,574        324         1       6,487        --       3,313     9,073     33,534     27,104      LEASES(2)
   ---------------------------------------------------------------------------- ---------------------  ----------------------------

                               DAIMLERCHRYSLER AG

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

BASIS OF PRESENTATION

1. THE COMPANY

    The consolidated financial statements of DaimlerChrysler AG ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), except that in 1998 the Group accounted for a material joint venture in accordance with the proportionate method of consolidation (see Note 3). All amounts herein are shown in millions of euros and for the year 2000 are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of [EURO]1 = $0.9388, the Noon Buying Rate of the Federal Reserve Bank of New York on December 29, 2000.

    Certain prior year balances have been reclassified to conform with the Group's current year presentation.

    DaimlerChrysler was formed through the merger of Daimler-Benz Aktiengesellschaft ("Daimler-Benz") and Chrysler Corporation ("Chrysler") in November 1998 ("Merger"). Pursuant to the amended and restated business combination agreement dated May 7, 1998, 1.005 Ordinary Shares, no par value ("DaimlerChrysler Ordinary Share"), of DaimlerChrysler were issued for each outstanding Ordinary Share of Daimler-Benz and 0.6235 DaimlerChrysler Ordinary Shares were issued for each outstanding share of Chrysler common stock, stock options and performance shares. DaimlerChrysler issued 1,001.7 million Ordinary Shares in connection with these transactions.

    The Merger was accounted for as a pooling of interests and accordingly, the historical results of Daimler-Benz and Chrysler for 1998 have been restated as if the companies had been combined for all periods presented. In connection with the Merger, [EURO]685 of merger costs ([EURO]401 after tax) were incurred and charged to expense in 1998. These costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing, accelerated management compensation and other related charges.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CONSOLIDATION -- All material companies in which DaimlerChrysler has legal or effective control are consolidated. Significant investments in which DaimlerChrysler has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies ("associated companies") are accounted for using the equity method. For a material joint venture in 1998, DaimlerChrysler used the proportionate method of consolidation (see Note 3). All other investments are accounted for at cost.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

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

    FOREIGN CURRENCIES -- The assets and liabilities of foreign subsidiaries where the functional currency is not the euro are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of stockholders' equity.

    The assets and liabilities of foreign subsidiaries operating in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses being recognized in income. Further, in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

    The exchange rates of the significant currencies of non-euro countries used in preparation of the consolidated financial statements were as follows (amounts for the year 1998 have been restated from Deutsche Marks into euros using the Official Fixed Conversion Rate of [EURO]1 = DM1.95583):

                                   EXCHANGE RATE AT               ANNUAL AVERAGE
                                     DECEMBER 31,                 EXCHANGE RATE
                                ----------------------  ----------------------------------
                                   2000        1999        2000        1999        1998
                                [EURO]1 =   [EURO]1 =   [EURO]1 =   [EURO]1 =   [EURO]1 =
                                  ------      ------      ------      ------      ------
CURRENCY:
Brazil..............       BRL      1.84        1.80        1.69        1.93        1.29
Great Britain.......       GBP      0.62        0.62        0.61        0.66        0.67
Japan...............       JPY    106.92      102.73       99.47      121.25      144.96
USA.................       USD      0.93        1.00        0.92        1.07        1.11

    REVENUE RECOGNITION -- Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Cash sales incentives are recorded as a reduction of revenue when the related revenue is recorded.

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

    RECEIVABLE SALES AND RETAINED INTERESTS IN SOLD RECEIVABLES -- The Group sells significant amounts of finance receivables as asset-backed securities through securitization. The Group sells a portfolio of receivables to a trust and remains as servicer, and is paid a servicing fee. Servicing fees are earned on a level-yield basis over the remaining term of the related sold receivables. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of sold receivables and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sales of finance receivables are recognized in the period in which sales occur. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based upon their relative fair values.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a separate component of stockholders' equity until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the expected cash flow releases (the cash out method) using a discount rate which is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables purchased, and forward yield curves based on trends in the economy. An other-than-temporary impairment adjustment to the carrying value of the retained interests generally is required if the expected cash flows decline below the cash flows inherent in the cost basis of an individual retained interest (the pool by pool method). Other-than-temporary impairment adjustments are recorded as a component of revenue.

    PRODUCT-RELATED EXPENSES -- Provisions for estimated product warranty costs are recorded in cost of sales at the time the related sale is recognized. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales. Expenditures for advertising and sales promotion and for other sales-related expenses are charged to selling expense as incurred.

    RESEARCH AND DEVELOPMENT -- Research and development costs are expensed as incurred.

    SALES OF SUBSIDIARY STOCK -- Gains resulting from the issuance of stock by a Group subsidiary or equity method investment which reduces DaimlerChrysler's percentage ownership are recorded in the statement of income.

    EARNINGS PER SHARE -- Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see
Note 34). Net income represents the earnings of the Group after minority interests. Basic and diluted earnings per Ordinary Share for the year ended December 31, 1998 have been restated to reflect the conversion of Daimler-Benz and Chrysler shares into DaimlerChrysler Ordinary Shares (see Note 1) and the dilutive effect resulting from the discount to market value at which the Daimler-Benz Ordinary Shares were sold in the rights offering (see Note 22).

    INTANGIBLE ASSETS -- Purchased intangible assets, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives (3 to 40 years) on a straight-line basis. Goodwill derived from acquisitions is capitalized and amortized over 3 to 40 years. The Group periodically assesses the recoverability of its goodwill based upon projected future cash flows.

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

    LEASING -- The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

accounted for as capital leases. All other leases are accounted for as operating leases. Equipment on operating leases, where the Group is lessor, is valued at acquisition cost and depreciated over its estimated useful life of 3 to 14 years using the straight-line method.

    LONG-LIVED ASSETS -- The Group accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

    NON-FIXED ASSETS -- Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

    MARKETABLE SECURITIES AND INVESTMENTS -- Securities and investments are accounted for at fair values, if readily determinable. Unrealized gains and losses on trading securities, representing securities bought principally for the purposes of selling them in the near term, are included in income. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable deferred income taxes. All other securities are recorded at cost. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in income.

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

    FINANCIAL INSTRUMENTS -- DaimlerChrysler uses derivative financial instruments such as forward foreign exchange contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. Effective January 1, 2000, DaimlerChrysler adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138 (see Note 10). SFAS 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in income or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes are recognized in earnings immediately. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

    Prior to the adoption of SFAS 133, derivative instruments which were not designated as hedges of specific assets, liabilities, or firm commitments were marked to market and any resulting unrealized gains or losses recognized in income. If there was a direct connection between a derivative instrument and an underlying

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

transaction and a derivative was so designated, a valuation unit was formed. Once allocated, gains and losses from these valuation units, which were used to manage interest rate and currency risks of identifiable assets, liabilities, or firm commitments, did not affect income until the underlying transaction was realized.

    Further information of the Group's financial instruments is included in
Note 31.

    ACCRUED LIABILITIES -- The valuation of pension liabilities and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." An accrued liability for taxes and other contingencies is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. The effects of accrued liabilities relating to personnel and social costs are valued at their net present value where appropriate.

    USE OF ESTIMATES -- Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING PRONOUNCEMENTS -- In September 2000, the FASB issued
SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of FASB Statement No. 125." This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001. The new disclosure requirements are effective for fiscal years ending after December 15, 2000. Adoption of this replacement standard is not anticipated to have a material effect on DaimlerChrysler's consolidated financial statements (see Note 32).

    As of July 1, 2000, DaimlerChrysler adopted Emerging Issues Task Force Issue No. 99-20 ("EITF 99-20"), "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 specifies, among other things, how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment (see
Note 10).

    In July 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The Issue requires that all amounts billed to the customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. DaimlerChrysler adopted the consensus effective October 1, 2000. Adoption of Issue 00-10 did not have a material impact on the Group's consolidated financial statements. With the adoption of EITF 00-10, DaimlerChrysler has elected to reclassify shipping and handling costs from selling expenses to cost of sales for all years presented. DaimlerChrysler classifies amounts billed to a customer in a sale transaction related to shipping and handling as revenue.

    During 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The Issue requires that an entity recognizes sales incentives at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The Issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of the sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the Issue is effective for DaimlerChrysler in its financial statements

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

beginning April 1, 2001, with earlier adoption encouraged. DaimlerChrysler will apply the consensus prospectively in 2001. DaimlerChrysler is currently determining the impact of the adoption of Issue 00-14 on the Group's consolidated financial statements.

3. SCOPE OF CONSOLIDATION

    SCOPE OF CONSOLIDATION -- DaimlerChrysler comprises 485 foreign and domestic subsidiaries (1999: 549) and 1 joint venture (1999: 16); the latter is accounted for on a pro rata basis. A total of 108 (1999: 55) subsidiaries are accounted for in the consolidated financial statements using the equity method of accounting. During 2000, 45 subsidiaries and 1 joint venture were included in the consolidated financial statements for the first time. A total of 113 subsidiaries and 16 joint ventures were no longer included in the consolidated group. Significant effects of changes in the consolidated group on the consolidated balance sheets and the consolidated statements of income are explained further in the notes to the consolidated financial statements. A total of 255 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the financial position, results of operations, and cash flows of the Group is not material (1999: 343). The effect of such non-consolidated subsidiaries for all years presented on consolidated assets, revenues and net income of DaimlerChrysler was approximately 1%. In addition, 6 (1999: 7) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 74 associated companies (1999:
109) accounted for at cost and recorded under investments in related companies as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Group.

    INVESTMENT IN ADTRANZ -- In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz, a rail systems joint venture, from Asea Brown Boveri for $472 ([EURO]441). The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of [EURO]100, which is being amortized on a straight-line basis over 17 years. Prior to the acquisition in 1999, the Group accounted for its investment in Adtranz, including its 65 subsidiaries, using the proportionate method of consolidation. Accordingly, the consolidated financial statements of DaimlerChrysler for the year ended December 31, 1998 included DaimlerChrysler's 50% interest in the assets and liabilities, revenues and expenses and cash flows of Adtranz.

    Under U.S. GAAP, DaimlerChrysler's investment in Adtranz was required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods would not have affected reported stockholders' equity or net income of DaimlerChrysler. Under the equity method of accounting, DaimlerChrysler's net investment in Adtranz would have been included within investments in the balance sheet and its share of the net loss of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would have been reported as part of financial income, net in the Group's statement of income. Additionally, Adtranz would have impacted the Group's reported cash flows only to the extent of the investing cash outflow in 1998 of [EURO]159 resulting from a capital contribution by DaimlerChrysler. For purposes of its United States financial reporting obligation, DaimlerChrysler requested and received permission from the United States Securities and Exchange Commission to prepare its 1998 consolidated financial statements with this departure from U.S. GAAP.

    Summarized consolidated financial information of Adtranz follows for the year ended December 31, 1998. The amounts represent those used in the DaimlerChrysler consolidation, including goodwill resulting from the formation of Adtranz. Other companies included in the consolidated financial statements according to the proportionate method are not material.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

STATEMENT OF INCOME INFORMATION

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
Revenues....................................................      1,658
Operating loss(1)...........................................       (322)
Net loss....................................................       (316)

------------------------

(1) The operating loss for 1998 includes an impairment charge on goodwill of [EURO]64.

CASH FLOW INFORMATION

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Cash flows from:
  Operating activities......................................      (130)
  Investing activities......................................       (84)
  Financing activities......................................       161
Effect of foreign exchange on cash..........................        (2)
                                                                  ----
Change in cash (maturing within 3 months)...................       (55)
Cash (maturing within 3 months) at beginning of period......       155
                                                                  ----
Cash (maturing within 3 months) at end of period............       100
                                                                  ====

    In 1998, cash maturing within 3 months includes [EURO]30 held by DaimlerChrysler AG in connection with internal cash concentration procedures.

    In August 2000, DaimlerChrysler entered into an agreement to sell Adtranz (see Note 35).

4. EQUITY METHOD INVESTMENTS

    At December 31, 2000, the significant investments in companies accounted for under the equity method were the following:

                                                              OWNERSHIP
                          COMPANY                             PERCENTAGE
                          -------                             ----------
European Aeronautic Defence and Space Company ("EADS")......     33.0%
Mitsubishi Motors Corporation ("MMC").......................     34.0%
debis Systemhaus ("dSH")....................................     49.9%

    Further information with respect to the transactions which resulted in the Group's holdings in EADS, MMC and dSH is presented in Note 5 (ACQUISITIONS AND DISPOSITIONS) and Note 11 (EXTRAORDINARY ITEMS). The aggregate quoted market prices as of December 31, 2000, for DaimlerChrysler's shares in EADS and MMC were [EURO]5,974 and [EURO]1,543, respectively.

    The carrying value of the significant investments exceeded DaimlerChrysler's share of the underlying reported net assets by approximately [EURO]1,268 at December 31, 2000. The excess of the Group's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

companies is attributed to fair value adjustments, if any, with the remaining portion classified as goodwill. The fair value adjustments and goodwill are accounted for in the respective equity method investment balances. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and DaimlerChrysler's share of earnings, losses and distributions. Goodwill is being amortized over 20 years.

    The following tables present the combined, summarized financial information for the Group's significant equity method investments (amounts shown on a 100% basis):

    Income statement information (for periods included at equity):

                                                              PERIODS ENDED
                                                              DECEMBER 31,
                                                                  2000
                                                              -------------
Revenues....................................................      19,213
Net loss....................................................        (590)

    Balance sheet information:

                                                                   AT
                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
Fixed assets................................................     34,161
Non-fixed assets............................................     43,423
                                                                 ------
Total assets................................................     77,584
                                                                 ======
Stockholders' equity........................................     16,377
Minority interests..........................................        358
Accrued liabilities.........................................     16,718
Other liabilities...........................................     44,131
                                                                 ------
Total liabilities and stockholders' equity..................     77,584
                                                                 ======

5. ACQUISITIONS AND DISPOSITIONS

    Information on the sale of Adtranz' fixed installations business is included in Note 11.

    On October 18, 2000, DaimlerChrysler acquired a 34% equity interest in MMC for approximately [EURO]2,200. At the closing date of the transaction, the Group also purchased MMC bonds with an aggregate face value of JPY19,200 and a stated interest rate of 1.7% for [EURO]206, which are convertible into shares of MMC stock. The bonds are only convertible by DaimlerChrysler in the event that its ownership percentage would be diluted below 34% upon conversion of previously issued convertible bonds. To the extent not converted, the bonds and accrued interest are due on April 30, 2003.

    In October 2000, DaimlerChrysler acquired all the remaining outstanding shares of Detroit Diesel Corporation for approximately [EURO]500. The acquisition of the remaining 78.6% interest in Detroit Diesel was accounted for under the purchase method of accounting and resulted in goodwill of approximately [EURO]250, which is being amortized on a straight-line basis over 20 years.

    In October 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. As part of the agreement, Deutsche Telekom received a 50.1% interest in debis Systemhaus through a capital investment in debis Systemhaus (see Note 11).

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    In September 2000, DaimlerChrysler purchased a 9% equity interest in Hyundai Motor Company for approximately [EURO]450. DaimlerChrysler is accounting for its investment in Hyundai as an available-for-sale security.

    In September 2000, DaimlerChrysler acquired 100% of the outstanding shares of the Canadian company Western Star Trucks Holdings Ltd. for approximately [EURO]500. The acquisition was accounted for under the purchase method of accounting and resulted in goodwill of approximately [EURO]380, which is being amortized on a straight-line basis over 20 years.

    Information on the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares of EADS and the related initial public offering of EADS is included in Note 11.

    Due to an initial public offering in March 1999 as well as to the selling of a substantial portion of its remaining interests in September 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler, reduced its remaining interest in debitel AG to 10% (see Note 11).

    Information on the acquisition of the remaining outstanding shares of Adtranz in 1999 is included in Note 3.

    In March 1998, the Group's semiconductor business was sold to an American company, Vishay Intertechnology, Inc. Also, during 1998 the Group sold further interests, including the sale of 30% of its interests in LFK-Lenkflugkorpersysteme GmbH and 100% of its interests in CMS, Inc. and two real-estate-project-companies. The total pretax gains from these dispositions were approximately [EURO]300.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

6. FUNCTIONAL COSTS AND OTHER EXPENSES

    Selling, administrative and other expenses are comprised of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2000       1999       1998
                                                     --------   --------   --------
Selling expenses...................................   11,423      9,881      8,463
Administration expenses............................    5,726      5,145      5,217
Goodwill amortization and write-downs..............      279        215        227
Other expenses.....................................      437        428        685
                                                      ------     ------     ------
                                                      17,865     15,669     14,592
                                                      ======     ======     ======

    Other expenses in 1998 includes [EURO]229 related to settlement payments of Airbus obligations by DaimlerChrysler Aerospace Airbus GmbH to the Federal Republic of Germany.

    Based on its investment in MMC and the corresponding strategic alliance entered into in the fourth quarter 2000, DaimlerChrysler conducted a review of its Compact Car Strategy in view of the "Z-Car" project, and concluded that it was necessary to revise the current strategic plan for the smart brand, including restructuring of supplier contracts. As a result, the carrying values of certain of the brand's long-lived assets were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less then their respective carrying values. In accordance with SFAS 121, DaimlerChrysler recorded an impairment charge of [EURO]281. The impairment charge represents the amount by which the carrying values of such assets exceeded their respective fair market values. The impairment relates principally to the carrying values of the manufacturing

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

facility, equipment and tooling. In addition, charges of [EURO]255 were recorded related to fixed cost reimbursement agreements with MCC smart suppliers. The charges were recorded in cost of sales ([EURO]494) and other expenses ([EURO]42).

    In 2000, DaimlerChrysler recorded an impairment charge in cost of sales of approximately [EURO]500 for certain leased vehicles in the Services segment. Declining resale prices of used vehicles in the North American and the U.K. markets required the Group to re-evaluate the recoverability of the carrying values of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows from such vehicles were less than their respective carrying values. In accordance with SFAS 121, the resulting pre-tax impairment charges represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

    Personnel expenses included in the statement of income are comprised of:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2000       1999       1998
                                                     --------   --------   --------
Wages and salaries.................................   21,836     21,044     19,982
Social levies......................................    3,428      3,179      2,990
Net periodic pension cost (see Note 24a)...........      327        931      1,126
Net periodic postretirement benefit cost (see
  Note 24a)........................................      830        783        866
Other expenses for pensions and retirements........       79        221         69
                                                      ------     ------     ------
                                                      26,500     26,158     25,033
                                                      ======     ======     ======

    Number of employees (annual average):

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    2000       1999       1998
                                                  --------   --------   --------
Hourly employees................................  270,814    279,124    268,764
Salaried employees..............................  165,117    170,539    152,415
Trainees/apprentices............................   13,663     13,898     12,760
                                                  -------    -------    -------
                                                  449,594    463,561    433,939
                                                  =======    =======    =======

    In 2000, 28 people (1999: 14,851 people; 1998: 36,024 people) were employed in joint venture companies.

    In 2000, the total remuneration paid by Group companies to the members of the Board of Management of DaimlerChrysler AG amounted to [EURO]52.6, and the remuneration paid to the members of the Supervisory Board of DaimlerChrysler AG totaled [EURO]1.2. Disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to [EURO]29.5. An amount of [EURO]137.4 has been accrued in the financial statements of DaimlerChrysler AG for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2000, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

7. OTHER INCOME

    Other income includes gains on sales of property, plant and equipment ([EURO]106, [EURO]132 and [EURO]99 in 2000, 1999 and 1998, respectively) and rental income, other than relating to financial services leasing activities ([EURO]178, [EURO]153 and [EURO]138 in 2000, 1999 and 1998, respectively). In 1998 gains on sales of companies of [EURO]389 were recognized in other income.

8. FINANCIAL INCOME, NET

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Income (loss) from investments..............................      73          19      (111)
  of which from affiliated companies [EURO]24 (1999:
    [EURO]41; 1998: [EURO](20))
Gains, net from disposals of investments and shares in
  affiliated and associated companies.......................       1          41        37
Write-down of investments and shares in affiliated
  companies.................................................     (54)        (19)      (55)
Income (loss) from companies included at equity.............    (244)         23        59
                                                               -----      ------     -----
Income (loss) from investments, net.........................    (224)         64       (70)
                                                               -----      ------     -----
Other interest and similar income...........................   1,268       1,382     1,327
  of which from affiliated companies [EURO]20 (1999:
    [EURO]17; 1998: [EURO]13)
Interest and similar expenses...............................    (988)       (729)     (702)
                                                               -----      ------     -----
Interest income, net........................................     280         653       625
                                                               -----      ------     -----
Income from securities and long-term receivables............     161         913       231
Write-down of securities and long-term receivables..........      (3)        (17)      (10)
Other, net..................................................     (58)     (1,280)      (13)
                                                               -----      ------     -----
Other financial income (loss), net..........................     100        (384)      208
                                                               -----      ------     -----
                                                                 156         333       763
                                                               =====      ======     =====

    In 1999, realized and unrealized losses on derivative financial instruments of [EURO]1,078 were included in other, net.

    The Group capitalized interest expenses related to qualifying construction projects of [EURO]181 (1999: [EURO]163; 1998: [EURO]186).

9. INCOME TAXES

    Income before income taxes consists of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
  Germany...................................................   2,729      2,688      2,229
  Foreign...................................................   1,747      6,969      5,864
                                                               -----      -----      -----
                                                               4,476      9,657      8,093
                                                               =====      =====      =====

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    Income tax expense (benefit) are comprised of the following components:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
Current taxes
    Germany............................................     (45)     1,074       (267)
    Foreign............................................   1,160      1,538      1,322
Deferred taxes
    Germany............................................   1,490        836        967
    Foreign............................................    (606)     1,085        992
                                                          -----      -----      -----
                                                          1,999      4,533      3,014
                                                          =====      =====      =====

    In 2000, the German government enacted new tax legislation which, among other changes, will reduce the Group's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Group's year beginning January 1, 2001. The significant other tax law change is the exemption from tax for certain gains from the sale of shares in affiliated and unaffiliated companies. The effects of the reduction in the tax rate and other changes on the deferred tax assets and liabilities of the Group's German companies were recognized in the year of enactment. As a result, a net charge of [EURO]263 is included in the consolidated statement of income in 2000. The effects of the reduction in the tax rate resulted in deferred tax expense of [EURO]373. The exemption from tax for certain gains from the sale of shares resulted in deferred tax benefit of [EURO]110 due to the elimination of the net deferred tax liabilities on the net unrealized gains.

    In 1999, the tax laws in Germany were changed including a reduction in the retained corporate income tax rate from 45% to 40% and the broadening of the tax base. The effects of the changes in German tax laws were recognized as a net charge of [EURO]812 in the consolidated statement of income in 1999. The effects of the reduction in the tax rate on the deferred tax assets and liabilities of the Group's German companies as of December 31, 1998 amounted to [EURO]290. The broadening of the tax base resulted in tax expense of [EURO]522.

    For the year ending December 31, 2000, the German corporate tax law applied a split-rate imputation with regard to the taxation of the income of a corporation. In accordance with the tax law in effect for fiscal year 2000, retained corporate income is initially subject to a federal corporate tax of 40% (1999: 40%; 1998: 45%) plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounts to 42.2% (1999: 42.2%; 1998: 47.475%). Upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% for each year on the distribution corporate tax, for a total of 31.65% for each year, by means of a refund for taxes previously paid. Under the new German corporate tax system, during a 15 year transition period beginning on January 1, 2001, the Group will continue to receive a refund or pay additional taxes on the distribution of retained earnings which existed as of December 31, 2000.

    For German companies, the deferred taxes at December 31, 2000 are calculated using a federal corporate tax of 25% (1999: 40%; 1998: 45%) plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable plus the after federal tax benefit rate for trade tax of 12.125% (1999: 9.3%; 1998:
8.525%). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounts to 38.5% (1999: 51.5%; 1998: 56%). The effect of the tax rate reductions in 2000 and 1999 on deferred tax balances are reflected separately in the reconciliations presented below.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    A reconciliation of income taxes determined using the German corporate tax rate of 42.2% (1999: 42.2%; 1998: 47.475%) plus the after federal tax benefit rate for trade taxes of 9.3% (1999: 9.3%; 1998: 8.525%) for a combined statutory rate of 51.5% in 2000 (1999: 51.5%; 1998: 56%) is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2000       1999       1998
                                                        --------   --------   --------
Expected expense for income taxes.....................   2,305      4,973       4,532
Effect of changes in German tax laws..................     263        812          --
Credit for dividend distributions.....................    (486)      (500)       (515)
Foreign tax rate differential.........................    (346)      (966)     (1,012)
Changes in valuation allowances on German deferred tax
  assets..............................................      --         23         112
Effect of equity method investments...................     113        (12)        (30)
Amortization of non-deductible goodwill...............      52         33          78
Other.................................................      98        170        (151)
                                                         -----      -----      ------
Actual expense for income taxes.......................   1,999      4,533       3,014
                                                         =====      =====      ======

    Income tax credits from dividend distributions reflected mainly the tax benefits from the dividend distributions of [EURO]2.35 per Ordinary Share to be paid for each year.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    Deferred income tax assets and liabilities are summarized as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
Property, plant and equipment.............................      463      1,217
Equipment on operating leases.............................      800        920
Inventories...............................................      664      1,424
Receivables...............................................    2,200        993
Net operating loss and tax credit carryforwards...........      915      1,011
Retirement plans..........................................    3,539      3,984
Other accrued liabilities.................................    4,756      4,248
Liabilities...............................................    1,113      1,482
Deferred income...........................................    1,330      1,246
Other.....................................................      471        568
                                                            -------    -------
                                                             16,251     17,093
Valuation allowances......................................     (335)      (363)
                                                            -------    -------
Deferred tax assets.......................................   15,916     16,730
                                                            -------    -------
Property, plant and equipment.............................   (3,609)    (3,346)
Equipment on operating leases.............................   (7,569)    (5,600)
Receivables...............................................   (2,386)    (3,278)
Prepaid expenses..........................................     (481)      (508)
Retirement plans..........................................   (2,325)    (2,187)
Other accrued liabilities.................................   (1,010)      (671)
Taxes on undistributed earnings of foreign subsidiaries...     (486)      (520)
Other.....................................................   (1,094)    (2,006)
                                                            -------    -------
Deferred tax liabilities..................................  (18,960)   (18,116)
                                                            -------    -------
Deferred tax liabilities, net.............................   (3,044)    (1,386)
                                                            =======    =======

    At December 31, 2000, the Group had corporate tax net operating losses ("NOLs") and credit carryforwards amounting to [EURO]2,309 (1999: [EURO]2,232) and German trade tax NOLs amounting to [EURO]1,882 (1999: [EURO]1,352). The corporate tax NOLs and credit carryforwards relate to losses of foreign and domestic non-Organschaft companies and are partly limited in their use to the Group. The valuation allowances on deferred tax assets of foreign and domestic operations decreased by [EURO]28. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

    Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                          DECEMBER 31, 2000        DECEMBER 31, 1999
                                        ----------------------   ----------------------
                                                     THEREOF                  THEREOF
                                         TOTAL     NON-CURRENT    TOTAL     NON-CURRENT
                                        --------   -----------   --------   -----------
Deferred tax assets...................    2,436        1,576       3,806        2,937
Deferred tax liabilities..............   (5,480)      (4,938)     (5,192)      (4,689)
                                         ------       ------      ------       ------
Deferred tax liabilities, net.........   (3,044)      (3,362)     (1,386)      (1,752)
                                         ======       ======      ======       ======

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    DaimlerChrysler provided foreign withholding taxes of [EURO]351 (1999:
[EURO]343) on [EURO]7,028 (1999: [EURO]6,868) in cumulative undistributed earnings of foreign subsidiaries and additional German tax of [EURO]135 (1999:
[EURO]177) on the future payout of these foreign dividends because these earnings are not intended to be permanently reinvested in those operations. Beginning in 1999, the German tax law requires that deductible expenses are reduced by 5% of foreign dividends received.

    The Group did not provide income taxes or foreign withholding taxes on [EURO]15,543 (1999: [EURO]13,224) in cumulative earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

    Including the items charged or credited directly to related components of stockholders' equity, the expense (benefit) for income taxes consists of the following:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2000       1999       1998
                                                         --------   --------   --------
Expense for income taxes before extraordinary items....   1,999      4,533      3,014
Income tax expense (benefit) of extraordinary items....     324        470        (78)
Changes in accounting principles.......................     (53)        --         --
Stockholders' equity for employee stock option expense
  in excess of amounts recognized for financial
  purposes.............................................      --        (31)      (212)
Stockholders' equity for items of other comprehensive
  income...............................................    (338)      (155)       296
                                                          -----      -----      -----
                                                          1,932      4,817      3,020
                                                          =====      =====      =====

10. CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

    BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS: ADOPTION OF EITF
99-20 -- As of July 1, 2000, DaimlerChrysler adopted EITF 99-20 which specifies, among other things, how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment. The cumulative effect of adopting EITF 99-20 was a charge of [EURO]99 (net of income tax benefits of [EURO]58).

    DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES: ADOPTION OF
SFAS 133 AND SFAS 138 -- DaimlerChrysler elected to adopt SFAS 133 on
January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO]12 (net of income tax expense of [EURO]5) in the statement of income and a net transition adjustment loss of [EURO]349 (net of income tax benefit of [EURO]367) in accumulated other comprehensive income. Adoption of SFAS 138 did not have an impact on the Group's consolidated statement of income.

11. EXTRAORDINARY ITEMS

    In October 2000, Adtranz sold its fixed installations business which primarily focuses on rail electrification and traction power to Balfour Beatty for [EURO]153 resulting in an extraordinary after-tax gain of [EURO]89 (net of income tax expense of [EURO]52).

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    In October 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. In accordance with an agreement announced on March 27, 2000, Deutsche Telekom received a 50.1% interest in dSH through an investment of approximately [EURO]4,600 for new shares of dSH. The agreements require a minimum annual dividend to be paid to DaimlerChrysler for each year through 2004. The agreements also confer on Deutsche Telekom the option to acquire from the Group, and on DaimlerChrysler the option to sell to Deutsche Telekom, the Group's remaining 49.9% interest in dSH. The Deutsche Telekom option is exercisable from January 1, 2002 through January 1, 2005, with the exercise period subject to a delay of up to two years at the option of the Group. The DaimlerChrysler option is exercisable from October 1, 2000 through January 1, 2005. The price for the purchase of the remaining 49.9% interest ranges from [EURO]4,600 to [EURO]4,900, depending upon when the option is exercised and various other factors. In 2000, the transaction resulted in an extraordinary after-tax gain of [EURO]2,345.

    In July 2000, the Group exchanged its controlling interest in DaimlerChrysler Aerospace for shares of EADS, which subsequently completed its initial public offering. EADS is a global aerospace and defense company which was established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. ("CASA"). DaimlerChrysler accounted for the shares of EADS received in the exchange at their fair value on that date and recorded an extraordinary gain of [EURO]3,009. The Group accounts for its 33% interest in EADS using the equity method of accounting. DaimlerChrysler has the right to sell all of its ownership interest in EADS to certain French shareholders. This put option may be exercised immediately in the event of a voting deadlock on certain matters or at certain times after three years. The price is based on the average closing mid-market price of EADS shares during the 30 trading days prior to the exercise of the put option.

    In 2000, Ballard Inc., a developer of fuel cells and related power generation systems, issued additional common shares to its shareholders. DaimlerChrysler elected not to purchase additional shares thereby reducing its ownership interest in Ballard to 19%. The dilution of its ownership interest resulted in an extraordinary gain of [EURO]73.

    In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO]274. In September 1999, debis AG sold an additional portion of its remaining interests in debitel AG to Swisscom for proceeds of [EURO]924. The sales resulted in an extraordinary after-tax gain of [EURO]659 (net of income tax expense of [EURO]481) and reduced debis' remaining interest in debitel to 10%.

    The gains from each of the foregoing transactions are reported as extraordinary items because U.S. GAAP requires such presentation when a significant disposition of assets or businesses occurs within two years subsequent to accounting for a business combination using the pooling-of-interests method of accounting.

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

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

NOTES TO THE CONSOLIDATED BALANCE SHEETS

12. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT, NET

    Information with respect to changes in the Group's intangible assets and property, plant and equipment is presented in the Consolidated Fixed Assets
Schedule included herein. Intangible assets represent principally goodwill and intangible pension assets.

    Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of [EURO]140 (1999:
[EURO]368). Depreciation expense and impairment charges on assets under capital lease arrangements were [EURO]188 (1999: [EURO]32; 1998: [EURO]38).

13. EQUIPMENT ON OPERATING LEASES, NET

    Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, [EURO]32,639 represent automobiles and commercial vehicles (1999: [EURO]26,409).

    Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2000 are as follows:

2001........................................................   6,924
2002........................................................   4,663
2003........................................................   1,954
2004........................................................     678
2005........................................................     241
thereafter..................................................     265
                                                              ------
                                                              14,725
                                                              ======

14. INVENTORIES

                                                               AT DECEMBER 31,
                                                           -----------------------
                                                             2000           1999
                                                           --------       --------
Raw materials and manufacturing supplies.................    2,495          2,602
Work-in-process .........................................    5,232          6,285
  thereof relating to long-term contracts and programs in
  process [EURO]1,967 (1999: [EURO]2,000)
Finished goods, parts and products held for resale.......   10,726          9,887
Advance payments to suppliers............................      309            518
                                                            ------         ------
                                                            18,762         19,292
                                                            ------         ------
Less: Advance payments received .........................   (2,479)        (4,307)
  thereof relating to long-term contracts and programs in
  process [EURO]608 (1999: [EURO]1,166)
                                                            ------         ------
                                                            16,283         14,985
                                                            ======         ======

    Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by [EURO]1,058 (1999: [EURO]691).

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

15. TRADE RECEIVABLES

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                2000          1999
                                                              --------      --------
Receivables from sales of goods and services................   8,506         8,859
Long-term contracts and programs, unbilled, net of advance
  payments received.........................................     200           779
                                                               -----         -----
                                                               8,706         9,638
Allowance for doubtful accounts.............................    (711)         (798)
                                                               -----         -----
                                                               7,995         8,840
                                                               =====         =====

    As of December 31, 2000, [EURO]261 of the trade receivables mature after more than one year (1999: [EURO]469).

16. RECEIVABLES FROM FINANCIAL SERVICES

                                                               AT DECEMBER 31,
                                                            ----------------------
                                                              2000          1999
                                                            --------      --------
Receivables from:
Sales financing...........................................   37,193        32,696
Finance leases............................................   19,031        11,440
                                                             ------        ------
                                                             56,224        44,136
Initial direct costs......................................      177           143
Unearned income...........................................   (8,021)       (5,977)
Unguaranteed residual value of leased assets..............    1,183         1,032
                                                             ------        ------
                                                             49,563        39,334
Allowance for doubtful accounts...........................     (890)         (599)
                                                             ------        ------
                                                             48,673        38,735
                                                             ======        ======

    As of December 31, 2000, [EURO]28,138 of the financing receivables mature after more than one year (1999: [EURO]21,194).

    Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases in each of the years following December 31, 2000 are as follows:

2001........................................................      22,235
2002........................................................      10,416
2003........................................................       8,249
2004........................................................       5,053
2005........................................................       2,662
thereafter..................................................       7,609
                                                                  ------
                                                                  56,224
                                                                  ======

    Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

17. OTHER RECEIVABLES

                                                               AT DECEMBER 31,
                                                            ----------------------
                                                              2000          1999
                                                            --------      --------
Receivables from affiliated companies.....................    1,341           850
Receivables from related companies(1).....................    1,379         1,250
Retained interests in sold receivables and subordinated
  asset backed certificates...............................    4,872         4,006
Other receivables and other assets........................    7,761         7,592
                                                             ------        ------
                                                             15,353        13,698
Allowance for doubtful accounts...........................     (957)       (1,127)
                                                             ------        ------
                                                             14,396        12,571
                                                             ======        ======

--------------------------

(1) Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

    As of December 31, 2000, [EURO]2,101 of the other receivables mature after more than one year (1999: [EURO]3,390).

18. SECURITIES, INVESTMENTS AND LONG-TERM FINANCIAL ASSETS

    Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Securities included in non-fixed assets are comprised of the following:

                                                                AT DECEMBER 31,
                                                             ----------------------
                                                               2000          1999
                                                             --------      --------
Debt securities............................................   2,791          4,347
Equity securities..........................................     601            938
Equity-based funds.........................................     397          1,191
Debt-based funds...........................................   1,589          2,493
                                                              -----         ------
                                                              5,378          8,969
                                                              =====         ======

    Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

                                             AT DECEMBER 31, 2000                        AT DECEMBER 31, 1999
                                   -----------------------------------------   -----------------------------------------
                                                             UNREALIZED                                  UNREALIZED
                                                FAIR     -------------------                FAIR     -------------------
                                     COST      VALUE       GAIN       LOSS       COST      VALUE       GAIN       LOSS
                                   --------   --------   --------   --------   --------   --------   --------   --------
Available-for-sale...............   4,859      4,918       246        187       8,114      8,486        522       150
Trading..........................     451        460         9         --         487        483         --         4
                                    -----      -----       ---        ---       -----      -----      -----       ---
Securities.......................   5,310      5,378       255        187       8,601      8,969        522       154
                                    -----      -----       ---        ---       -----      -----      -----       ---
Investments and long-term
  financial assets
  available-for-sale.............     843      1,304       737        276         296        784        488        --
                                    -----      -----       ---        ---       -----      -----      -----       ---
                                    6,153      6,682       992        463       8,897      9,753      1,010       154
                                    =====      =====       ===        ===       =====      =====      =====       ===

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

                                                AT DECEMBER 31, 2000                         AT DECEMBER 31, 1999
                                     ------------------------------------------  --------------------------------------------
                                                                UNREALIZED                                   UNREALIZED
                                                  FAIR     --------------------               FAIR     ----------------------
                                       COST       VALUE      GAIN       LOSS       COST       VALUE      GAIN        LOSS
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
Equity securities..................      1,333      1,880        855        308        977      1,662        698          13
Debt securities issued by the
  German government and its
  agencies.........................        122        123          1         --        159        167          8          --
Municipal securities...............         24         25          1         --         20         20         --          --
Debt securities issued by foreign
  governments......................        652        656          5          1      1,682      1,654         13          41
Corporate debt securities..........        536        537          6          5      1,234      1,210         --          24
Equity-based funds.................        323        397         80          6        935      1,191        276          20
Debt-based funds...................      1,692      1,590         14        116      2,526      2,495         15          46
Asset-backed securities............        178        180          3          1        622        616         --           6
Other marketable debt securities...        842        834         18         26        255        255         --          --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------   ---------
Available-for-sale.................      5,702      6,222        983        463      8,410      9,270      1,010         150
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------   ---------
Trading............................        451        460          9         --        487        483         --           4
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------   ---------
                                         6,153      6,682        992        463      8,897      9,753      1,010         154
                                     =========  =========  =========  =========  =========  =========  =========   =========

    The estimated fair values of investments in debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                                                               AT DECEMBER 31,
                                                                             --------------------
AVAILABLE-FOR-SALE                                                             2000       1999
---------------------------------------------------------------------------  ---------  ---------
Due within one year........................................................      2,704      3,968
Due after one year through five years......................................        735      1,806
Due after five years through ten years.....................................        430        477
Due after ten years........................................................         76        166
                                                                             ---------  ---------
                                                                                 3,945      6,417
                                                                             =========  =========

    Proceeds from disposals of available-for-sale securities were [EURO]9,422 (1999: [EURO]2,481; 1998: [EURO]2,734). Gross realized gains from sales of available-for-sale securities were [EURO]275 (1999: [EURO]627; 1998: [EURO]98), while gross realized losses were [EURO]140 (1999: [EURO]4; 1998: [EURO]8). DaimlerChrysler uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

    Other securities classified as cash equivalents were approximately [EURO]4,300 and [EURO]5,400 at December 31, 2000 and 1999, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

19. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include [EURO]45 (1999: [EURO]338) of deposits with original maturities of more than three months.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

20. ADDITIONAL CASH FLOW INFORMATION

    Liquid assets recorded under various balance sheet captions are as follows:

                                                                                              AT DECEMBER 31,
                                                                                      -------------------------------
                                                                                        2000       1999       1998
                                                                                      ---------  ---------  ---------
Cash and cash equivalents originally maturing within 3 months.......................      7,082      8,761      6,281
Cash and cash equivalents originally maturing after 3 months........................         45        338        308
Securities..........................................................................      5,378      8,969     12,160
Other...............................................................................          5        133        324
                                                                                      ---------  ---------  ---------
                                                                                         12,510     18,201     19,073
                                                                                      =========  =========  =========

    The following represents supplemental information with respect to cash flows:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                          -------------------------------
                                                                                            2000       1999       1998
                                                                                          ---------  ---------  ---------
Interest paid...........................................................................      5,629      3,315      2,553
Income taxes paid.......................................................................        775      1,883        993

21. PREPAID EXPENSES

    Prepaid expenses are comprised of the following:

                                                                                                      AT DECEMBER 31,
                                                                                                  ------------------------
                                                                                                     2000         1999
                                                                                                  -----------  -----------
Prepaid pension cost............................................................................       6,799        6,236
Other prepaid expenses..........................................................................       1,108          978
                                                                                                   ---------    ---------
                                                                                                       7,907        7,214
                                                                                                   =========    =========

    As of December 31, 2000, [EURO]6,819 of the total prepaid expenses mature after more than one year (1999: [EURO]6,118).

22. STOCKHOLDERS' EQUITY

NUMBER OF SHARES ISSUED AND OUTSTANDING

    DaimlerChrysler had issued and outstanding 1,003,271,911 registered Ordinary Shares of no par value at December 31, 2000. Each share represents a nominal value of [EURO]2.60 of capital stock.

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

TREASURY STOCK

    In 2000, DaimlerChrysler purchased and re-issued approximately 1.4 million Ordinary Shares in connection with an employee share purchase plan.

    During the second half of 1999, DaimlerChrysler purchased approximately
1.2 million of its Ordinary Shares and re-issued the shares to employees in connection with an employee share purchase plan.

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

PREFERRED STOCK

    On July 24, 1998, Chrysler redeemed all of the outstanding Chrysler Depositary Shares representing its Series A Convertible Preferred Stock.

AUTHORIZED AND CONDITIONAL CAPITAL

    Through April 30, 2003, the Board of Management is authorized, upon approval of the Supervisory Board, to increase capital stock by a total of up to an aggregate nominal amount of [EURO]256 and to issue Ordinary Shares of up to an aggregate nominal amount of [EURO]26 to employees.

    In April 2000, the Group's shareholders agreed to increase the nominal amount of capital stock per share from approximately [EURO]2.56 (originating from the conversion of Deutsche Marks into euros) to [EURO]2.60. This resulted in an increase of capital stock and an equivalent decrease of additional paid-in capital of [EURO]44. The conditional and authorized capital as described in the Articles of Association were adjusted accordingly. DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to [EURO]15,000 with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed [EURO]300 of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to a nominal amount of approximately [EURO]250 of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005. Finally, DaimlerChrysler is authorized through
October 18, 2001, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]256 of capital stock, representing approximately 10% of issued and outstanding capital stock.

CONVERTIBLE NOTES

    In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002 with a nominal amount of [EURO]66.83 per note. These convertible notes represent a nominal amount of [EURO]508 including

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

7,600,000 notes which may be converted into 0.86631 newly issuable shares before June 4, 2002. Notes not converted by this date will be mandatorily converted at a conversion rate between 0.86631 and 1.25625 Ordinary Shares per note to be determined on the basis of the average market price for the shares during the last 20 trading days before June 8, 2002. During 2000, 92 (1999: 665; 1998:
3,713) DaimlerChrysler Ordinary Shares were issued upon exercise.

    During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO]383 with a nominal value of [EURO]511 each, including a total of 7,690,500 options which, on the basis of the option agreement (as amended), entitles the bearer of the option to subscribe for shares of DaimlerChrysler AG. The option price per share is [EURO]42.67 in consideration of exchange of the notes or [EURO]44.49 in cash. During 2000, options for the subscription of 10,416 (1999: 1,517,468; 1998:
5,027,002) newly issued DaimlerChrysler Ordinary Shares have been exercised.

COMPREHENSIVE INCOME

    The changes in the components of other comprehensive income (loss) are as follows:

                                                             YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------------------------------------------
                                      2000                           1999                            1998
                          -----------------------------  -----------------------------  -------------------------------
                          PRETAX    TAX EFFECT    NET    PRETAX   TAX EFFECT    NET     PRETAX    TAX EFFECT     NET
                          --------  -----------  ------  -------  -----------  -------  --------  -----------   -------
Unrealized gains (losses)
  on securities:
  Unrealized holding
    gains (losses).......    (250)          46    (204)     292         (163)     129       659         (354)      305
  Reclassification
    adjustments for
    (gains) losses
    included in net
    income...............      61           (6)     55     (623)         313     (310)     (103)          57       (46)
                          -------   ----------   -----   ------   ----------   ------   -------   ----------    ------
    Net unrealized gains
      (losses)...........    (189)          40    (149)    (331)         150     (181)      556         (297)      259
                          -------   ----------   -----   ------   ----------   ------   -------   ----------    ------
Net gains (losses) on
  derivatives hedging
  variability of cash
  flows:
  Unrealized derivative
    gains (losses).......  (1,932)         978    (954)      --           --       --        --           --        --
  Reclassification
    adjustments for
    (gains) losses
    included in net
    income...............   1,113         (567)    546       --           --       --        --           --        --
                          -------   ----------   -----   ------   ----------   ------   -------   ----------    ------
    Net derivative gains
      (losses)...........    (819)         411    (408)      --           --       --        --           --        --
                          -------   ----------   -----   ------   ----------   ------   -------   ----------    ------
Foreign currency
  translation
  adjustments............   1,474         (111)  1,363    2,431           --    2,431    (1,402)          --    (1,402)
Minimum pension liability
  adjustments............       8           (2)      6      (13)           5       (8)       (2)           1        (1)
                          -------   ----------   -----   ------   ----------   ------   -------   ----------    ------
Other comprehensive
  income (loss)..........     474          338     812    2,087          155    2,242      (848)        (296)   (1,144)
                          =======   ==========   =====   ======   ==========   ======   =======   ==========    ======

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

MISCELLANEOUS

    Minority stockholders of Dornier GmbH have the right to exchange their interests in Dornier for holdings of equal value in DaimlerChrysler Luft- und Raumfahrt Holding AG or Ordinary Shares of DaimlerChrysler AG and such options are exercisable at any time.

    Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2000, DaimlerChrysler management has proposed a distribution of [EURO]2,358 ([EURO]2.35 per share) of the 2000 earnings of DaimlerChrysler AG as a dividend to the stockholders.

23. STOCK-BASED COMPENSATION

    The Group currently has various stock appreciation rights ("SARs") plans, two stock option plans and a performance-based stock award plan. Prior to the Merger, Chrysler had both fixed stock option and performance-based stock compensation plans. These Chrysler plans were terminated as a result of the Merger and all outstanding options and awards became vested and were converted into equivalent DaimlerChrysler Ordinary Shares. The Group accounts for all stock-based compensation plans in accordance with APB Opinion No. 25 and related interpretations.

STOCK APPRECIATION-BASED PLANS

    In the first half of 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of [EURO]89.70.

    As discussed below, in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

    In conjunction with the consummation of the Merger in 1998, the Group implemented a SAR plan (22.3 million SARs at an exercise price of $75.56 each). The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the Merger. SARs which replaced stock options that were exercisable at the time of the consummation of the Merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the Merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2000, 1999 and 1998 is presented below (SARs in millions):

                                                      2000                          1999                          1998
                                          ----------------------------  ----------------------------  ----------------------------
                                                         WEIGHTED-AVG.                 WEIGHTED-AVG.                 WEIGHTED-AVG.
                                            NUMBER OF      EXERCISE       NUMBER OF      EXERCISE       NUMBER OF      EXERCISE
                                              SARS           PRICE          SARS           PRICE          SARS           PRICE
                                          -------------  -------------  -------------  -------------  -------------  -------------
Outstanding at beginning of year........         45.8    [EURO] 80.25          22.2    [EURO] 64.58            --    [EURO]    --
Granted.................................           --              --          11.4           89.70          22.3           64.58
Exchange of stock options for SARs......           --              --          15.2           79.79            --              --
Exercised...............................           (.)          82.42          (2.2)          64.91          (0.1)          64.58
Forfeited...............................         (1.3)          78.52          (0.8)          76.07            --              --
                                            ---------     -----------     ---------     -----------     ---------     -----------
Outstanding at year-end.................         44.5           82.87          45.8           80.25          22.2           64.58
                                            =========     ===========     =========     ===========     =========     ===========
SARs exercisable at year-end............         33.6    [EURO] 80.63          26.8    [EURO] 72.77          11.3    [EURO] 64.58
                                            =========     ===========     =========     ===========     =========     ===========

    The Group grants performance-based stock awards to certain eligible employees with performance periods of up to three years and track the value of DaimlerChrysler Ordinary Shares. The amount ultimately earned in cash compensation at the end of a performance period is based on the degree of achievement of corporate goals. The Group issued 0.7 million performance-based stock awards in both 2000 and 1999.

    Compensation expense or benefit on SARs and performance-based stock awards is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares and, in the case of performance-based stock awards, the attainment of certain performance goals. For the years ended December 31, 2000 and 1999, the Group recognized compensation benefit of [EURO]44 and [EURO]106, respectively, and for the year ended December 31, 1998 recognized compensation expense of [EURO]251 for SARs and performance-based stock awards.

STOCK OPTION PLANS

    In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 (the "Plan") which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Plan are exercisable at a reference price per DaimlerChrysler Ordinary Share determined by the Supervisory Board plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. During the first half of 2000, the Group issued 15.2 million options at a reference price of [EURO]62.30. In May 2000, certain shareholders challenged the approval of the Plan at the stockholders' meeting on April 19, 2000. In October 2000, a regional court in Stuttgart (the Landgericht) dismissed the case. The shareholders have subsequently appealed the decision.

    DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provide for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the Plans are evidenced by non-transferable convertible bonds with a principal amount of [EURO]511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) have been held for a 24 month waiting period. The specific terms of these plans are as follows:

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

    Analysis of the stock options issued to eligible employees is as follows (options in millions):

                                               2000                        1999                        1998
                                    --------------------------  --------------------------  --------------------------
                                                   AVERAGE                     AVERAGE                     AVERAGE
                                      NUMBER      CONVERSION      NUMBER      CONVERSION      NUMBER      CONVERSION
                                     OF STOCK     PRICE PER      OF STOCK     PRICE PER      OF STOCK     PRICE PER
                                     OPTIONS        SHARE        OPTIONS        SHARE        OPTIONS        SHARE
                                    -----------  -------------  -----------  -------------  -----------  -------------
Balance at beginning of year.......        0.1   [EURO] 42.62         15.5   [EURO] 79.63          7.5   [EURO] 65.60
Options granted....................       15.2          74.76           --             --           --             --
Bonds sold.........................         --             --           --             --          8.2          92.30
Converted..........................         --             --           --             --           (.)         42.62
Forfeited..........................         (.)         74.76           --             --           --             --
Repayment..........................         --             --         (0.2)         79.10         (0.2)         72.22
Exchanged for SARs.................         --             --        (15.2)         79.79           --             --
                                    ----------   ------------   ----------   ------------   ----------   ------------
Outstanding at year-end............       15.3          74.65          0.1          42.62         15.5          79.63
                                    ==========   ============   ==========   ============   ==========   ============
Exercisable at year-end............        0.1   [EURO] 42.62          0.1   [EURO] 42.62          0.1   [EURO] 42.62
                                    ==========   ============   ==========   ============   ==========   ============

    Compensation expense of [EURO]13 was recognized in 2000 in connection with the stock option plans (1998: [EURO]38). No compensation expense was recognized in 1999.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

CHRYSLER FIXED STOCK OPTION COMPENSATION PLANS

    A summary of the status of fixed stock option grants under Chrysler's stock-based compensation plans as of and for the year ended December 31, 1998 is presented below (options in millions):

                                                                   1998
                                                           ---------------------
                                                           CHRYSLER   WEIGHTED-
                                                            SHARES     AVERAGE
                                                            UNDER     CONVERSION
                                                            OPTION      PRICE
                                                           --------   ----------
Outstanding at beginning of year.........................    30.7       $27.71
Granted..................................................     9.2        39.82
Exercised................................................    (3.8)       23.38
Forfeited................................................    (0.1)       30.60
Converted to DaimlerChrysler shares......................   (36.0)       31.24
                                                            -----       ------
Outstanding at end of year...............................      --           --
                                                            =====       ======
Options exercisable at year-end..........................      --           --
                                                            =====       ======

    No compensation expense was recognized for Chrysler fixed stock option grants since the options had conversion prices of not less than the market value of Chrysler's common stock at the date of grant.

CHRYSLER PERFORMANCE-BASED STOCK COMPENSATION PLAN

    Chrysler's stock-based compensation plans also provided for the awarding of Performance Shares, which rewarded attainment of performance objectives. Performance Shares were awarded at the commencement of a performance cycle (two to three years) to each eligible executive (officers and a limited number of senior executives). At the end of each cycle, participants earned no Performance Shares or a number of Performance Shares, ranging from a set minimum to a maximum of 150% of the award for that cycle, as determined by a committee of Chrysler's Board of Directors based on the Chrysler's performance in relation to the performance goals established at the beginning of the performance cycle.

    Compensation expense recognized for Performance Share awards was [EURO]65 for 1998. Unearned Chrysler Performance Share awards outstanding at the date of the Merger were 1.9 million. As a result of the Merger, all Performance Shares were vested and converted into DaimlerChrysler Ordinary Shares.

MISCELLANEOUS

    If compensation expense for stock-based compensation had been based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS 123, "Accounting for Stock Based Compensation," the Group's net income and basic and diluted earnings per share would have been reduced by approximately [EURO]12 and [EURO]127 (basic earnings per share: [EURO]0.01 and [EURO]0.13; diluted earnings per share: [EURO]0.01 and [EURO]0.13) in 2000 and 1998, respectively. No additional compensation expense would have been recorded for the year ended December 31, 1999 under SFAS 123.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The fair value of the DaimlerChrysler stock options issued in conjunction with the 2000 and 1998 Stock Option Plans was calculated at the grant date based on a trinomial tree option pricing model which considers the terms of the issuance. The underlying assumptions and the resulting fair value per option are as follows (at grant dates):

                                                                    2000                 1998
                                                              -----------------   ------------------
Expected dividend yield.....................................                3.8%                2.45%
Expected volatility.........................................               25.0%                35.2%
Risk-free interest rate.....................................                4.8%                4.09%
Expected lives (in years)...................................                  3                    2
Fair value per option.......................................         [EURO]9.50          [EURO]19.38

    The fair value of each Chrysler fixed stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants and resulting fair values in 1998:

                                                                1998
                                                              --------
Expected dividend yield.....................................     4.0%
Expected volatility.........................................      29%
Risk-free interest rate.....................................     5.7%
Expected lives (in years)...................................       5
Fair value per option.......................................   $9.20

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

24. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following:

                                                         AT DECEMBER 31,
                                           -------------------------------------------
                                                   2000                   1999
                                           --------------------   --------------------
                                                      DUE AFTER              DUE AFTER
                                            TOTAL     ONE YEAR     TOTAL     ONE YEAR
                                           --------   ---------   --------   ---------
Pension plans and similar obligations
  (see Note 24 a)........................   11,151     10,200      14,048     13,075
Income and other taxes...................    2,192        474       2,281         77
Other accrued liabilities (see Note
  24 b)..................................   23,098      7,901      21,366      7,813
                                            ------     ------      ------     ------
                                            36,441     18,575      37,695     20,965
                                            ======     ======      ======     ======

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

A) PENSION PLANS AND SIMILAR OBLIGATIONS

    Pension plans and similar obligations are comprised of the following components:

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2000       1999
                                                             --------   --------
Pension liabilities (pension plans)........................    1,838      5,588
Accrued postretirement health and life insurance
  benefits.................................................    8,636      7,756
Other benefit liabilities..................................      677        704
                                                              ------     ------
                                                              11,151     14,048
                                                              ======     ======

    In the fourth quarter of 1999, DaimlerChrysler AG established the "DaimlerChrysler Pension Trust" to provide for future pension benefit payments in Germany. DaimlerChrysler AG contributed [EURO]4,059 of securities to the Pension Trust, thereby reducing accrued pension liabilities. In 2000, DaimlerChrysler AG contributed an additional [EURO]1,419 of cash and securities to the Pension Trust. The reduction of the pension liabilities in 2000 principally results from the transactions involving dSH and DaimlerChrysler Aerospace.

PENSION PLANS

    The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

    At December 31, 2000, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 8.2 million shares of DaimlerChrysler Ordinary Shares with a market value of [EURO]361 in a U.S. plan, which were contributed in connection with the Merger. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The following information with respect to the Group's pension plans is presented by German Plans and Non-German Plans (principally comprised of plans in the U.S.):

                                                               AT DECEMBER 31,       AT DECEMBER 31,
                                                                    2000                  1999
                                                             -------------------   -------------------
                                                                          NON-                  NON-
                                                              GERMAN     GERMAN     GERMAN     GERMAN
                                                              PLANS      PLANS      PLANS      PLANS
                                                             --------   --------   --------   --------
Change in Projected benefit obligations:
  Projected benefit obligations at beginning of year.......   13,123     19,578     12,599     16,010
                                                              ------     ------     ------     ------
    Foreign currency exchange rate changes.................       --      1,403         --      2,664
    Service cost...........................................      242        433        267        430
    Interest cost..........................................      696      1,570        756      1,185
    Plan amendments........................................        2        148         --      1,983
    Actuarial gains........................................     (732)      (257)       (28)    (2,142)
    Dispositions...........................................   (3,365)       (31)        --         --
    Acquisitions and other.................................      144        411         68        518
    Benefits paid..........................................     (531)    (1,377)      (539)    (1,070)
                                                              ------     ------     ------     ------
  Projected benefit obligations at end of year.............    9,579     21,878     13,123     19,578
                                                              ======     ======     ======     ======

Change in plan assets
  Fair value of plan assets at beginning of year...........    7,034     25,823      2,898     19,424
                                                              ------     ------     ------     ------
    Foreign currency exchange rate changes.................       --      1,897         --      3,309
    Actual return on plan assets...........................      458       (755)       226      3,463
    Employer contributions.................................    1,419         30      4,059        166
    Plan participant contributions.........................       --         29         --         27
    Dispositions...........................................     (579)        --         --         --
    Acquisitions and other.................................      (15)       303         --        498
Benefits paid..............................................     (409)    (1,365)      (149)    (1,064)
                                                              ------     ------     ------     ------
Fair value of plan assets at end of year...................    7,908     25,962      7,034     25,823
                                                              ======     ======     ======     ======

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                       AT DECEMBER 31, 2000   AT DECEMBER 31, 1999
                                                       --------------------   --------------------
                                                                    NON-                   NON-
                                                        GERMAN     GERMAN      GERMAN     GERMAN
                                                        PLANS       PLANS      PLANS       PLANS
                                                       --------   ---------   --------   ---------
Funded status*.......................................   1,671      (4,084)     6,089      (6,245)
  Unrecognized actuarial net gains (losses)..........    (123)      1,102       (691)      3,859
  Unrecognized prior service cost....................      (8)     (3,496)        (7)     (3,530)
  Unrecognized net obligation at date of initial
    application......................................      --        (153)        --        (252)
                                                        -----      ------      -----      ------
Net amount recognized................................   1,540      (6,631)     5,391      (6,168)
                                                        =====      ======      =====      ======

Amounts recognized in the consolidated balance sheets
  consist of:
  Prepaid pension cost...............................      --      (6,799)        --      (6,236)
  Accrued pension liability..........................   1,540         298      5,391         197
  Intangible assets..................................      --         (95)        --         (98)
  Accumulated other comprehensive income.............      --         (35)        --         (31)
                                                        -----      ------      -----      ------
Net amount recognized................................   1,540      (6,631)     5,391      (6,168)
                                                        =====      ======      =====      ======

------------------------
* Difference between the projected benefit obligations and the fair value of plan assets.

    The measurement dates for the Group's pension plans in Germany are September 30 and in the U.S. are November 30 or December 31. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated. The weighted-average assumptions used in calculating the actuarial values for the principal pension plans were as follows (in %):

                                                                                                         NON-GERMAN
                                                                       GERMAN PLANS                        PLANS
                                                              ------------------------------   ------------------------------
                                                                2000       1999       1998       2000       1999       1998
                                                              --------   --------   --------   --------   --------   --------
Weighted-average assumptions:
  Discount rate.............................................    6.5        6.0        6.0         7.7       7.5        6.5
  Expected return on plan assets............................    7.9        7.7        7.7        10.2       9.8        9.8
  Rate of compensation increase.............................    3.0        2.8        3.0         5.5       5.9        6.0

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The components of net periodic pension cost were as follows:

                                                   2000                   1999                   1998
                                           --------------------   --------------------   --------------------
                                                        NON-                   NON-                   NON-
                                            GERMAN     GERMAN      GERMAN     GERMAN      GERMAN     GERMAN
                                            PLANS       PLANS      PLANS       PLANS      PLANS       PLANS
                                           --------   ---------   --------   ---------   --------   ---------
Service cost.............................     242         433        267         430        258         429
Interest cost............................     696       1,570        756       1,185        732       1,033
Expected return on plan assets...........    (625)     (2,487)      (223)     (1,872)      (203)     (1,514)
Amortization of:
  Unrecognized net actuarial losses
    (gains)..............................       3         (18)         1          41         (2)         80
  Unrecognized prior service cost........       1         371         --         214         --         187
  Unrecognized net obligation............      --         146         --         129         --         126
  Other..................................       1          (6)         1           2         (3)          3
                                             ----      ------       ----      ------       ----      ------
Net periodic pension cost................     318           9        802         129        782         344
                                             ====      ======       ====      ======       ====      ======

    The projected benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were [EURO]1,764 and [EURO]343, respectively, as of December 31, 2000 and [EURO]13,934 and [EURO]7,818, respectively, as of December 31, 1999.

    OTHER POSTRETIREMENT BENEFITS

    Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified periodically.

    At December 31, 2000, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The following information is presented with respect to the Group's postretirement benefit plans:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Change in accumulated postretirement benefit obligations:
  Accumulated postretirement benefit obligations at
    beginning of year.......................................   10,527      9,886
                                                               ------     ------
    Foreign currency exchange rate changes..................      829      1,645
    Service cost............................................      208        209
    Interest cost...........................................      873        702
    Plan amendments.........................................      444        246
    Actuarial (gains) losses................................      523     (1,687)
    Acquisitions and other..................................      107         51
    Benefits paid...........................................     (654)      (525)
                                                               ------     ------
  Accumulated postretirement benefit obligations at end of
    year....................................................   12,857     10,527
                                                               ======     ======

Change in plan assets:
  Fair value of plan assets at beginning of year............    2,816      1,574
                                                               ------     ------
    Foreign currency exchange rate changes..................      224        273
    Actual return on plan assets............................      (55)       241
    Employer contributions..................................       16        732
    Benefits paid...........................................       (6)        (4)
                                                               ------     ------
  Fair value of plan assets at end of year..................    2,995      2,816
                                                               ======     ======

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Funded status*..............................................   9,862      7,711
  Unrecognized actuarial net gains (losses).................    (270)       574
  Unrecognized prior service cost...........................    (956)      (529)
                                                               -----      -----
Net amount recognized.......................................   8,636      7,756
                                                               =====      =====

------------------------
* Difference between the accumulated postretirement obligations and the fair value of plan assets.

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

                                                                2000       1999       1998
                                                              --------   --------   --------
Weighted-average assumptions as of December 31:
  Discount rate.............................................     7.7        7.7        6.5
Expected return on plan assets..............................    10.4       10.0       10.0
Health care inflation rate in following (or "base") year....     7.5        5.8        6.0
Ultimate health care inflation rate (2005)..................     5.0        5.0        5.0

    The components of net periodic postretirement benefit cost were as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Service cost................................................     208        209       189
Interest cost...............................................     873        702       646
Expected return on plan assets..............................    (308)      (169)       (6)
Amortization of:
  Unrecognized net actuarial losses.........................       5         10        14
  Unrecognized prior service cost...........................      54         31        23
Other.......................................................      (2)        --        --
                                                                ----       ----       ---
Net periodic postretirement benefit cost....................     830        783       866
                                                                ====       ====       ===

    The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

                                                              1-PERCENTAGE-    1-PERCENTAGE-
                                                              POINT INCREASE   POINT DECREASE
                                                              --------------   --------------
Effect on total of service and interest cost components.....        141               (115)
Effect on accumulated postretirement benefit obligations....      1,395             (1,163)

    PREPAID EMPLOYEE BENEFITS

    In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2000 and 1999, the VEBA had a balance of [EURO]3,586 and [EURO]3,231, respectively, of which [EURO]2,864 and [EURO]2,698, respectively, were designated and restricted for the payment of postretirement health care benefits. Contributions to the VEBA trust during the years ended December 31, 1999 and 1998 were [EURO]727 and [EURO]292, respectively. No contributions to the VEBA trust were made in 2000.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

B) OTHER ACCRUED LIABILITIES

    Other accrued liabilities consisted of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Accrued warranty costs and price risks......................    7,715      7,505
Accrued losses on uncompleted contracts.....................      804        993
Restructuring...............................................      260        595
Accrued personnel and social costs..........................    2,503      3,409
Accrued sales incentives....................................    3,588      2,429
Other.......................................................    8,228      6,435
                                                               ------     ------
                                                               23,098     21,366
                                                               ======     ======

    Additions to and refunds from the accrued liability for sales incentives amounted to [EURO]8,386 and [EURO]7,413, respectively, for the year ended December 31, 2000.

    Accruals for restructuring comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

                                                              TERMINATION     EXIT        TOTAL
                                                               BENEFITS      COSTS     LIABILITIES
                                                              -----------   --------   -----------
Balance at January 1, 1998..................................       555         173         728
Utilizations and transfers..................................      (242)       (110)       (352)
Reductions..................................................       (12)        (19)        (31)
Additions...................................................       259          31         290
                                                                  ----        ----        ----
Balance at December 31, 1998................................       560          75         635
                                                                  ----        ----        ----
Utilizations and transfers..................................      (321)         21        (300)
Reductions..................................................       (15)         (9)        (24)
Additions...................................................       183         101         284
                                                                  ----        ----        ----
Balance at December 31, 1999................................       407         188         595
                                                                  ----        ----        ----
Utilizations and transfers..................................      (229)        (56)       (285)
Reductions..................................................       (43)        (34)        (77)
Additions...................................................        16          11          27
                                                                  ----        ----        ----
Balance at December 31, 2000................................       151         109         260
                                                                  ====        ====        ====

    In connection with the Group's restructuring, provisions were recorded for termination benefits of [EURO]16 (1999: [EURO]183; 1998: [EURO]259), in 2000 principally within the Automotive Business of the former Daimler-Benz Group, in 1999 principally within directly managed businesses and DaimlerChrysler Aerospace and in 1998 principally within the Automotive Business of the former Daimler-Benz Group and DaimlerChrysler Aerospace. In connection with these restructuring efforts, the Group effected workforce reductions of approximately 2,600 employees (1999: 2,400; 1998: 7,100) and paid termination benefits of [EURO]135 (1999: [EURO]239; 1998: [EURO]413), of which [EURO]120 (1999:
[EURO]168; 1998: [EURO]242) were charged against previously established liabilities. At December 31, 2000 the Group had liabilities for estimated future terminations for approximately 3,700 employees.

    Exit costs in 2000, 1999 and 1998 primarily result from the restructuring of directly managed businesses.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

25. FINANCIAL LIABILITIES

                                                                              AT DECEMBER 31,
                                                                          -----------------------
                                                                            2000           1999
                                                                          --------       --------
Notes/Bonds.................................................                8,094          7,892
Commercial paper............................................               19,917         20,879
Liabilities to financial institutions.......................                6,294          5,941
Liabilities to affiliated companies.........................                  345            466
Loans, other financial liabilities..........................                  205            257
Liabilities from capital lease and residual value
  guarantees................................................                  985          1,286
                                                                           ------         ------
Short-term financial liabilities (due within one year)......               35,840         36,721
                                                                           ------         ------

                                                              MATURITIES
                                                              ----------
Notes/Bonds.................................................  2002-2097     40,773         21,440
of which due in more than five years: [EURO]7,673 (1999:
  [EURO]5,781)
Liabilities to financial institutions.......................  2002-2019      6,800          5,398
  of which due in more than five years: [EURO]2,088 (1999:
   [EURO]2,455)
Liabilities to affiliated companies.........................                   149            145
  of which due in more than five years: [EURO]-- (1999:
   [EURO]--)
Loans, other financial liabilities..........................                   118            192
  of which due in more than five years: [EURO]51 (1999:
   [EURO]53)
Liabilities from capital lease and residual value
  guarantees................................................                 1,103            592
  of which due in more than five years: [EURO]226 (1999:
   [EURO]258)
                                                                            ------         ------
Long-term financial liabilities.............................                48,943         27,767
                                                                            ------         ------
                                                                            84,783         64,488
                                                                            ======         ======

    Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 7.0%, 6.3% and 5.6%, respectively, at December 31, 2000.

    Commercial paper is denominated in euros and U.S. dollars and includes accrued interest. Bonds and liabilities to financial institutions are largely secured by mortgage conveyance, liens and assignment of receivables of approximately [EURO]1,858 (1999: [EURO]1,599).

    Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

                                                                                                         THERE-
                                                   2001       2002       2003       2004       2005      AFTER
                                                 --------   --------   --------   --------   --------   --------
Financial liabilities..........................   35,784     16,123     8,989      4,823      7,975      10,895

    At December 31, 2000, the Group had unused short-term credit lines of [EURO]15,216 (1999: [EURO]12,821) and unused long-term credit lines of [EURO]12,819 (1999: [EURO]11,046). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006 and a revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $13 billion ($6 billion until 2004 and $7 billion until 2001). The $13 billion revolving credit facility serves as a back-up for commercial paper drawings.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

26. TRADE LIABILITIES

                                                      AT DECEMBER 31, 2000                AT DECEMBER 31, 1999
                                                ---------------------------------   ---------------------------------
                                                           DUE AFTER   DUE AFTER               DUE AFTER   DUE AFTER
                                                 TOTAL     ONE YEAR    FIVE YEARS    TOTAL     ONE YEAR    FIVE YEARS
                                                --------   ---------   ----------   --------   ---------   ----------
Trade liabilities.............................   15,257       33           1         15,786       26           1

27. OTHER LIABILITIES

                                                       AT DECEMBER 31, 2000                AT DECEMBER 31, 1999
                                                 ---------------------------------   ---------------------------------
                                                            DUE AFTER   DUE AFTER               DUE AFTER   DUE AFTER
                                                  TOTAL     ONE YEAR    FIVE YEARS    TOTAL     ONE YEAR    FIVE YEARS
                                                 --------   ---------   ----------   --------   ---------   ----------
Liabilities to affiliated companies............     536           1          1           411        56          56
Liabilities to related companies...............     794          --         --         1,193         3          --
Other liabilities..............................   8,291       1,283        161         8,682       229           9
                                                  -----       -----        ---        ------       ---          --
                                                  9,621       1,284        162        10,286       288          65
                                                  =====       =====        ===        ======       ===          ==

    In 1999, liabilities to related companies were primarily obligations to Airbus Industrie G.I.E., Toulouse.

    As of December 31, 2000, other liabilities include tax liabilities of [EURO]683 (1999: [EURO]871) and social benefits due of [EURO]713 (1999:
[EURO]758).

28. DEFERRED INCOME

    As of December 31, 2000, [EURO]1,057 of the total deferred income is to be recognized after more than one year (1999: [EURO]907).

OTHER NOTES

29. LITIGATION AND CLAIMS

    A number of shareholder lawsuits are pending in the United States against DaimlerChrysler and certain members of its Supervisory Board and Board of Management that allege the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders for the business combination between Chrysler and Daimler-Benz AG in 1998. The complaints seek relief ranging from substantial monetary damages to rescinding the business combination. DaimlerChrysler believes that these claims are without merit and intends to defend against them vigorously.

    Various other claims and legal proceedings have been asserted or instituted against the Group, including some purporting to be class actions, and some which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

30. COMMITMENTS AND CONTINGENCIES

    Contingencies are presented at their contractual values and include the following:

                                                                 AT DECEMBER 31,
                                                             -----------------------
                                                               2000           1999
                                                             --------       --------
Guarantees.................................................   8,018          6,026
Notes payable..............................................      21             33
Contractual guarantees.....................................     354            303
Pledges of indebtedness of others..........................     455            373
                                                              -----          -----
                                                              8,848          6,735
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

    In connection with certain production programs the Group has committed to certain levels of outsourced manufactured parts and components over extended periods at market prices. The Group may be required to compensate suppliers in the event the committed volumes are not purchased. As discussed in Note 6, the Group's

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

smart division recorded charges of [EURO]255 in December 2000 related to fixed cost reimbursement agreements with suppliers. The Group has also committed to investments in the construction and maintenance of production facilities to a usual extent.

    Total rentals under operating leases, charged as an expense in the statement of income, amounted to [EURO]881 (1999: [EURO]964; 1998: [EURO]984). Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2000 are as follows:

                                                        OPERATING LEASES
                                                        ----------------
2001..................................................         590
2002..................................................         429
2003..................................................         339
2004..................................................         258
2005..................................................         194
thereafter............................................         725

31. INFORMATION ABOUT FINANCIAL INSTRUMENTS AND DERIVATIVES

A) USE OF FINANCIAL INSTRUMENTS

    The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group also issues bonds, commercial paper and medium-term-notes in various currencies. As a consequence of issuing these types of financial instruments, the Group may be exposed to risks from changes in interest and currency exchange rates. In the course of day-to-day financial management, DaimlerChrysler purchases financial instruments, such as financial investments, variable- and fixed-interest bearing securities and equity securities. DaimlerChrysler uses derivative financial instruments to reduce various types of market risks. Without the use of these instruments the Group's market risks would be higher.

    Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk assessment procedures and controls for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling.

    Market risk in portfolio management is quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market values, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods. The maximum acceptable market risk is established by the board of management in the form of risk capital, approved for a period not exceeding one year. Adherence to risk capital limitations is regularly monitored.

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein may not be indicative of the amounts that the Group could realize under current market conditions.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    The carrying amounts and fair values of the Group's financial instruments are as follows:

                                                        AT DECEMBER 31, 2000          AT DECEMBER 31, 1999
                                                       -----------------------       -----------------------
                                                       CARRYING         FAIR         CARRYING         FAIR
                                                        AMOUNT         VALUE          AMOUNT         VALUE
                                                       --------       --------       --------       --------
Financial instruments (other than derivative
  instruments):
  Assets:
    Financial assets............................         1,930          1,930          1,360          1,360
    Receivables from financial services.........        48,673         49,377         38,735         38,835
    Securities..................................         5,378          5,378          8,969          8,969
    Cash and cash equivalents...................         7,127          7,127          9,099          9,099
    Other.......................................             5              5            133            133
  Liabilities:
    Financial liabilities.......................        84,783         86,265         64,488         64,954
Derivative instruments:
  Assets:
    Currency contracts..........................           306            306             57             74
    Interest rate contracts.....................           556            556             34            348
  Liabilities:
    Currency contracts..........................         1,257          1,257            944          2,109
    Interest rate contracts.....................         1,004          1,004             61            590

    In determining the fair values of derivative instruments at December 31, 1999, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) were not taken into consideration. At December 31, 1999, the Group had deferred net unrealized losses on forward foreign exchange contracts and options of [EURO](1,148), purchased against firm foreign currency denominated sales commitments.

    The carrying amounts of cash and other receivables approximate fair values due to the short-term maturities of these instruments.

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

    RECEIVABLES FROM FINANCIAL SERVICES -- The carrying amounts of variable rate finance receivables were estimated to approximate fair value since they are priced at current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2000 and 1999.

    The fair values of residual cash flows and other subordinated amounts arising from receivable sale transactions were estimated by discounting expected cash flows at current interest rates.

    FINANCIAL LIABILITIES -- The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term notes and bonds were estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    INTEREST RATE CONTRACTS -- The fair values of existing instruments to hedge interest rate risks (e.g. interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

    CURRENCY CONTRACTS -- The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

C) NOTIONAL AMOUNTS (PRIOR TO SFAS 133) AND CREDIT RISK

    The contract or notional amounts shown below do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

    At December 31, 1999 the notional amounts of off-balance sheet financial instruments were as follows:

Currency contracts..........................................   28,974
Interest rate contracts.....................................   25,911

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

D) ACCOUNTING FOR AND REPORTING OF FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE INSTRUMENTS)

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

E) ACCOUNTING FOR AND REPORTING OF DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS 133)

    FOREIGN CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the euro, the U.S. dollar and other world currencies. DaimlerChrysler's businesses are exposed to transaction risk whenever revenues are denominated in a currency other than the currency in which the costs relating to those revenues are incurred. This risk exposure primarily affects the Mercedes-Benz Passenger Cars & smart segment. In that segment, revenues are denominated in the currencies of the countries in which cars are sold, but manufacturing costs are denominated primarily in euros.

    In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments, principally forward foreign exchange contracts and currency options. The Group does not enter into

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

these types of derivative financial instruments for purposes other than risk management. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee is comprised of members of senior management from each of the respective business units as well as from Corporate Treasury and Risk Controlling. Decisions concerning foreign currency hedging taken by the Currency Committee are implemented by Corporate Treasury. Risk Controlling regularly informs the Board of Management of the decisions of the Currency Committee as well as the actions of Corporate Treasury.

    INTEREST RATE AND EQUITY PRICE RISK MANAGEMENT

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business. In particular, the Group's leasing and sales financing business enters into transactions with customers resulting in fixed-rate or floating-rate receivables. DaimlerChrysler's policy is to match funding in terms of maturities and interest rates for a substantial portion of these assets using bank loans, bonds and commercial paper. DaimlerChrysler uses derivative financial instruments including swaps, swaptions, forward rate agreements, futures, caps and floors to achieve the desired asset/liability structure. The Group does not enter into these types of derivative financial instruments for purposes other than risk management.

    The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to both DaimlerChrysler's outstanding or forecasted debt obligations as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

    The Group also holds investments in various equity and fixed income securities to improve the return on its liquidity. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. Management believes it is prudent to limit the variability of a portion of the potential changes in market prices. To a much lesser extent than the risks from changing interest rates, DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

    The Group assesses equity price risk and fixed income securities price risk (interest rate risk) by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and manage the risks of the Group's investments.

    INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

    Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues, as the principal transactions being hedged involve sales of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    For the year ended December 31, 2000, net gains of [EURO]15 were recognized in revenues and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and, to a much lesser extent, the amount of hedging ineffectiveness.

    INFORMATION WITH RESPECT TO CASH FLOW HEDGES

    Changes in the value of forward foreign exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings, as a component of the value of the forecasted transaction, in the same period as the forecasted transaction affects earnings. Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable-rate long-term debt or financing receivables are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense or financial income, respectively, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations or financing receivables affect earnings.

    For the year ended December 31, 2000, net losses of [EURO]3, representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and, to a much lesser extent, the amount of hedging ineffectiveness, were recognized in revenues and financial income, net.

    In 2000, DaimlerChrysler reclassified [EURO]267 of net losses (net of income tax benefit of [EURO]268) from accumulated other comprehensive income into the statement of income relating to the transition adjustment included in accumulated other comprehensive income on January 1, 2000 because the underlying transactions to which the reclassified amounts relate were recognized.

    Also included in earnings are gains of [EURO]2 for the year ended
December 31, 2000, reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur.

    It is anticipated that [EURO]301 of net losses included in accumulated other comprehensive income at December 31, 2000, will be reclassified into income during the next year. As of December 31, 2000, DaimlerChrysler had purchased derivative financial instruments with a maximum maturity of 48 months to hedge its exposure to the variability in future cash flows with foreign currency forecasted transactions.

    INFORMATION WITH RESPECT TO HEDGES OF THE NET INVESTMENT IN A FOREIGN
     OPERATION

    In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2000, net gains of [EURO]104 hedging the Group's net investments in certain foreign operations were included in the cumulative translation adjustment.

F) ACCOUNTING FOR AND REPORTING OF FINANCIAL INSTRUMENTS (PRIOR TO SFAS 133)

    For periods prior to January 1, 2000, financial instruments, including derivatives, purchased to offset the Group's exposure to identifiable and committed transactions with price, interest or currency risks were accounted for together with the underlying business transactions ("hedge accounting"). Gains and losses on forward contracts and options hedging firm foreign currency commitments were deferred off-balance sheet and were recognized as a component of the related transactions, when recorded (the "deferral method"). However, a loss was not deferred if deferral would have lead to the recognition of a loss in future periods.

    In the event of an early termination of a currency exchange agreement designated as a hedge, the gain or loss continued to be deferred and was included in the settlement of the underlying transaction.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    Interest differentials paid or received under interest rate swaps purchased to hedge interest risks on debt were recorded as adjustments to the effective yields of the underlying debt ("accrual method").

    In the event of an early termination of an interest rate related derivative designated as a hedge, the gain or loss was deferred and recorded as an adjustment to interest income, net over the remaining term of the underlying financial instrument.

    All other financial instruments, including derivatives, purchased to offset the Group's net exposure to price, interest or currency risks, but which were not designated as hedges of specific assets, liabilities or firm commitments were marked to market and any resulting unrealized gains and losses were recognized currently in financial income, net. The carrying amounts of derivative instruments were included under other assets and accrued liabilities.

    Derivatives purchased by the Group under macro-hedging techniques, as well as those purchased to offset the Group's exposure to anticipated cash flows, did not generally meet the requirements for applying hedge accounting and were, accordingly marked to market at each reporting period with unrealized gains and losses recognized in financial income, net. When the Group met the requirements for hedge accounting and designated the derivative financial instrument as a hedge of a committed transaction, subsequent unrealized gains and losses were deferred and recognized along with the effects of the underlying transaction.

32. RETAINED INTERESTS IN SOLD RECEIVABLES, AT FAIR VALUE AND SALES OF FINANCE RECEIVABLES

    The fair value of retained interests in sold receivables was as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Fair value of estimated residual cash flows, net of
  prepayments, from sold receivables, before expected future
  net credit losses.........................................   4,319      3,588
Expected future net credit losses on sold receivables.......    (389)      (257)
                                                               -----      -----
Fair value of net residual cash flows from sold
  receivables...............................................   3,930      3,331
                                                               -----      -----
Restricted cash accounts....................................     202        169
Retained subordinated securities............................     684        268
                                                               -----      -----
Retained interests in sold receivables, at fair value.......   4,816      3,768
                                                               =====      =====

    At December 31, 2000, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

                                                                    IMPACT ON FAIR VALUE
                                                                      BASED ON ADVERSE
                                                                    ---------------------
                                                       ASSUMPTION      10%         20%
                                                       PERCENTAGE    CHANGE      CHANGE
                                                       ----------   ---------   ---------
Prepayment speed, annualized.........................      1.3%         (3)         (6)
Estimated net credit losses as a percentage of
  receivables sold...................................      0.7%        (31)        (63)
Residual cash flow discount rate, annualized.........     12.0%        (70)       (138)
Interest rate on variable and adjustable notes.......      5.9%        (38)        (71)

    These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    Actual and projected credit losses for receivables securitized were as follows:

                                                                     RECEIVABLES SECURITIZED IN
                                                              -----------------------------------------
ACTUAL AND PROJECTED CREDIT LOSSES PERCENTAGE AS OF:            1997       1998       1999       2000
----------------------------------------------------          --------   --------   --------   --------
December 31, 2000...........................................     3.0%       2.1%       1.1%       1.2%
December 31, 1999...........................................     2.7%       1.6%       1.0%

    Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2000.

    Certain cash flows received and paid to securitization trusts for the year ended December 31, 2000:

Proceeds from new securitizations...........................   15,883
Proceeds from collections reinvested in previous wholesale
  securitizations...........................................   46,285
Amounts reinvested in previous wholesale securitizations....  (46,122)
Servicing fees received.....................................      283
Receipt of cash flows on retained interest in securitized
  receivables...............................................      435

    The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those financial services businesses that sell receivables, as of and for the year ended December 31, 2000, were as follows:

                                       OUTSTANDING   DELINQUENCIES   NET CREDIT LOSSES
                                       BALANCE AT     >60 DAYS AT    FOR THE YEAR ENDED
                                       -----------   -------------   ------------------
Retail receivables...................     46,377           232               576
Wholesale receivables................     17,747            19                 2
                                         -------          ----              ----
Total receivables managed............     64,124           251               578
                                         -------          ----              ----
Less: receivables sold...............    (37,904)         (117)             (251)
                                         -------          ----              ----
Receivables held in portfolio........     26,220           134               327
                                         =======          ====              ====

    During the year ended December 31, 2000, DaimlerChrysler sold [EURO]17,122 and [EURO]38,778 retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of [EURO]181 and [EURO]156 on sales of retail and wholesale receivables, respectively.

    Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables, were as follows (weighted average rates for securitizations completed during the year) for the year ended December 31, 2000:

                                                            RETAIL    WHOLESALE
                                                           --------   ---------
Prepayment speed assumption (annual rate)................   1.0-1.5%       *
Estimated remaining lifetime net credit losses (an
  average percentage of sold receivables)................       1.2%     0.0%
Residual cash flows discount rate (annual rate)..........      12.0%    10.0%

------------------------

* For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

33. SEGMENT REPORTING

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

    SERVICES. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading, information technology and telecommunications and media in 1998. In October 2000, the information technology activities were contributed into a joint venture. The Group's 49.9% interest in dSH is included at equity subsequent to that date.

    AEROSPACE. The Aerospace segment is comprised of the continuing activities of the MTU Aero Engines business unit and, through July 10, 2000, the date that the Group's controlling interest in DaimlerChrysler Aerospace was exchanged for shares in EADS (see Note 11), the activities of the aerospace business. Subsequent to that date, the Group's 33% interest in EADS is accounted for using the equity method. In 1999 and 1998, this division comprised the development, manufacture and sale of commercial and military aircraft and helicopters, satellites and related space transportation systems, defense-related products, including radar and radio systems, and propulsion systems.

    OTHER. Represents principally the directly managed businesses including the Group's share in MMC, rail systems (including 50% interest in Adtranz in 1998), automotive electronics and MTU/Diesel Engines. Other also contains corporate research, real estate activities and holding and financing companies.

    The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (U.S. GAAP). The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income before financial income included in the consolidated statement of income, modified to exclude certain pension and postretirement benefit costs, to include certain financial income, net and to include or exclude certain miscellaneous items, principally representing merger costs in 1998. The pre-tax gains on the sales of shares in debitel of [EURO]1,140 (see Note 11) have been included in the measurement of the Services segment operating profit in 1999 since such amounts were included in the Group's measurement of the segment's performance. In 2000, in particular gains of [EURO]3,303 on the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares of EADS and of [EURO]2,315 on the transaction involving debis Systemhaus were included in the Aerospace segment and the Services segment, respectively (see Note 11).

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

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    Segment information as of and for the years ended December 31, 2000, 1999 and 1998 follows:

                                        MERCEDES
                                          BENZ
                                        PASSENGER
                                          CARS      CHRYSLER   COMMERCIAL                AERO-                 ELIMI-    CONSOLI-
                                         & SMART     GROUP      VEHICLES     SERVICES    SPACE      OTHER     NATIONS     DATED
                                        ---------   --------   -----------   --------   --------   --------   --------   --------
2000
Revenues..............................    40,822     67,405       27,621      15,322      5,368      5,846          --    162,384
Intersegment sales....................     2,878        967        1,197       2,204         19        416      (7,681)        --
                                         -------    -------      -------     -------    -------    -------    --------   --------
Total revenues........................    43,700     68,372       28,818      17,526      5,387      6,262      (7,681)   162,384

Operating Profit (Loss)...............     2,145        501        1,110       2,457      3,754        (62)       (153)     9,752

Identifiable segment assets...........    19,355     53,660       14,826      94,369      8,435     26,916     (18,287)   199,274

Capital expenditures..................     2,096      6,339        1,091         282        229        355          --     10,392
Depreciation and amortization.........     2,038      3,878          809       6,603        166        297        (204)    13,587

1999
Revenues..............................    35,592     63,666       25,480      10,662      9,144      5,441          --    149,985
Intersegment sales....................     2,508        419        1,215       2,270         47        411      (6,870)        --
                                         -------    -------      -------     -------    -------    -------    --------   --------
Total revenues........................    38,100     64,085       26,695      12,932      9,191      5,852      (6,870)   149,985

Operating Profit (Loss)...............     2,703      5,051        1,067       2,039        730       (399)       (179)    11,012

Identifiable segment assets...........    17,611     49,825       11,549      77,266     11,934     26,970     (20,488)   174,667

Capital expenditures..................     2,228      5,224          770         324        336        589          (1)     9,470
Depreciation and amortization.........     1,580      3,346          677       3,348        290        275        (187)     9,329

1998
Revenues..............................    30,859     56,350       22,374      10,371      8,722      3,106          --    131,782
Intersegment sales....................     1,728         62          788       1,039         48        420      (4,085)        --
                                         -------    -------      -------     -------    -------    -------    --------   --------
Total revenues........................    32,587     56,412       23,162      11,410      8,770      3,526      (4,085)   131,782

Operating Profit (Loss)...............     1,993      4,255          946         985        623       (130)        (79)     8,593

Identifiable segment assets...........    17,098     38,121       11,936      49,625     12,970     20,055     (13,656)   136,149

Capital expenditures..................     1,995      3,920          832         285        326        797          --      8,155
Depreciation and amortization.........     1,310      2,837          692       2,038        289        293        (168)     7,291

    Capital expenditures for equipment on operating leases for 2000, 1999 and 1998 for the Services segment amounted to [EURO]15,551, [EURO]16,401 and [EURO]7,707, respectively.

    For the year ended December 31, 2000, Operating Profit (Loss) of the Services segment, the Aerospace segment and Other includes [EURO]l, [EURO]2 and [EURO](46) from significant companies accounted for under the equity method, representing the Group's percentage share of those companies' Operating Profit (see Note 4). At December 31, 2000, the identifiable assets of the Services segment, the Aerospace segment and Other segment include investments in significant equity method investees of [EURO]2,152, [EURO]3,286 and [EURO]1,857, respectively.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    A reconciliation to Operating Profit follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Income before financial income..............................   4,320       9,324     7,330

  Pension and postretirement benefit expenses other than
    service cost............................................    (281)        379       688
  Operating income from affiliated, associated and related
    companies...............................................     (35)         17       (15)
  Gains on disposals of businesses..........................   5,832       1,140        --
  Miscellaneous.............................................     (84)        152       590
                                                               -----      ------     -----
Consolidated operating profit...............................   9,752      11,012     8,593
                                                               =====      ======     =====

    Revenues from external customers presented by geographic region are as follows:

                                                            OTHER
                                    EUROPEAN              AMERICAS                 OTHER     CONSOLI-
                         GERMANY     UNION*      U.S.     COUNTRIES     ASIA     COUNTRIES    DATED
                         --------   --------   --------   ---------   --------   ---------   --------
2000...................   25,988     24,360     84,503      14,762      5,892      6,879      162,384
1999...................   28,393     21,567     78,104      11,727      4,796      5,398      149,985
1998...................   24,918     20,072     65,300      11,519      4,311      5,662      131,782

------------------------
* Excluding Germany.

    Germany accounts for [EURO]17,450 of long-term assets (1999: [EURO]14,711; 1998: [EURO]12,953), the U.S. for [EURO]51,996 (1999: [EURO]43,036; 1998:
[EURO]25,344) and other countries for [EURO]19,633 (1999: [EURO]12,701; 1998:
[EURO]11,309).

34. EARNINGS PER SHARE

    The computation of basic and diluted earnings per share for "Income before extraordinary items and cumulative effects of changes in accounting principles" is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               2000       1999       1998
                                                             --------   --------   --------
Income before extraordinary items and cumulative effects of
  changes in accounting principles--basic..................    2,465      5,106     4,949
                                                             =======    =======     =====
  Interest expense on convertible bonds and notes (net of
   tax)....................................................       18         18        20
                                                             -------    -------     -----
Income before extraordinary items and cumulative effects of
  changes in accounting principles--diluted................    2,483      5,124     4,969
                                                             =======    =======     =====

Weighted average number of shares outstanding--basic.......  1,003.2    1,002.9     959.3
                                                             =======    =======     =====
  Dilutive effect of convertible bonds and notes...........     10.7       10.7      19.8
  Shares issued on exercise of dilutive options............       --         --      18.3
  Shares purchased with proceeds of options................       --         --     (11.8)
  Shares applicable to convertible preferred stock.........       --         --       0.2
  Shares contingently issuable.............................       --         --       1.3
                                                             -------    -------     -----
Weighted average number of shares outstanding--diluted.....  1,013.9    1,013.6     987.1
                                                             =======    =======     =====

Earnings per share before extraordinary items and
  cumulative effects of changes in accounting principles
  Basic....................................................     2.46       5.09      5.16
                                                             =======    =======     =====
  Diluted..................................................     2.45       5.06      5.04
                                                             =======    =======     =====

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

    Options issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares on December 31, 2000.

    An income tax charge of [EURO]263 and [EURO]812 relating to changes in German tax laws was included in the consolidated statement of income for the years ended December 31, 2000 and 1999, respectively, and resulted in a reduction of basic and diluted earnings per share of [EURO]0.26 and [EURO]0.26 in 2000 and [EURO]0.81 and [EURO]0.80 in 1999, respectively (see Note 9). In 1998, merger costs of [EURO]401 (net of tax) impacted basic and diluted earnings per share by a decrease of [EURO]0.42 and [EURO]0.41.

    In 1998, convertible bonds issued in connection with the 1998 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying target stock price was greater than the market price for DaimlerChrysler Ordinary Shares on December 31, 1998.

35. PENDING TRANSACTION

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the acquisition of DaimlerChrysler Rail Systems GmbH ("Adtranz"), for cash consideration. According to the sale and purchase agreement, the purchase price of $725 is subject to adjustments to reflect the proceeds from potential disposals of Adtranz' fixed installations and signaling businesses and adjustments based on the financial performance of Adtranz through the closing date of the transaction. The sale of Adtranz to Bombardier is still subject to appropriate regulatory approval by the European Commission.

36. SUBSEQUENT EVENTS

    In January 2001, DaimlerChrysler decided to restructure the operations of the Chrysler Group. During January, discussions were held with Chrysler's unions, suppliers and certain of its business partners. The results were announced on January 29, 2001. DaimlerChrysler expects to reduce the segment's workforce by approximately 26,000 people through a combination of retirements, special programs, layoffs and attrition. In addition, management intends to idle six manufacturing plants over the next two years and to reduce shifts and line speeds at other facilities. When the detailed restructuring plan is sufficiently determined, management intends to make a formal announcement and recognize the related charges in the Group's consolidated financial statements.

    On January 18, 2001, the Group issued five separate tranches of euro, Pound Sterling and US dollars denominated notes bearing interest at rates ranging between 6.0% and 8.5% with maturity dates between 2004 and 2031 for net proceeds of approximately [EURO]7,500.

    In January 2001, the Group sold its remaining 10% interest in debitel AG to Swisscom for proceeds of approximately [EURO]300.

37. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income, net includes the income or loss related to such investments.

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

                                                          DAIMLERCHRYSLER        OTHER
              2000                 DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  ------------------   -------------------   ------------   -------------   ------------------
ASSETS
    Intangible assets............            47                    --              3,066             --              3,113
    Property, plant and
      equipment, net.............         5,504                    --             34,641             --             40,145
    Investments and long-term
      financial assets...........        41,734                66,688              9,205       (105,520)            12,107
    Equipment on operating
      leases, net................         2,832                    --             30,939            (57)            33,714
                                        -------               -------           --------       --------           --------
  FIXED ASSETS...................        50,117                66,688             77,851       (105,577)            89,079
                                        -------               -------           --------       --------           --------
    Inventories..................         4,859                    --             12,052           (628)            16,283
    Trade, finance and other
      receivables................        10,059                   958             72,199        (12,152)            71,064
    Securities...................         2,014                     2              3,362             --              5,378
    Cash and cash equivalents....         1,508                 1,968              3,651             --              7,127
                                        -------               -------           --------       --------           --------
  NON-FIXED ASSETS...............        18,440                 2,928             91,264        (12,780)            99,852
                                        -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
    EXPENES......................         2,367                    13             12,355         (4,392)            10,343
                                        -------               -------           --------       --------           --------
  TOTAL ASSETS...................        70,924                69,629            181,470       (122,749)           199,274
                                        =======               =======           ========       ========           ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY...........        42,409                21,838             82,886       (104,724)            42,409
                                        -------               -------           --------       --------           --------
  MINORITY INTERESTS.............            --                    --                519             --                519
                                        -------               -------           --------       --------           --------
  ACCRUED LIABILITIES............         7,368                   654             28,663           (244)            36,441
                                        -------               -------           --------       --------           --------
    Financial liabilities........        12,402                46,534             36,874        (11,027)            84,783
    Trade liabilities............         4,160                    --             11,097             --             15,257
    Other liabilities............         1,570                   603              9,441         (1,993)             9,621
                                        -------               -------           --------       --------           --------
  LIABILITIES....................        18,132                47,137             57,412        (13,020)           109,661
                                        -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
    INCOME.......................         3,015                    --             11,990         (4,761)            10,244
                                        -------               -------           --------       --------           --------
  TOTAL LIABILITIES..............        28,515                47,791             98,584        (18,025)           156,865
                                        -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY.........        70,924                69,629            181,470       (122,749)           199,274
                                        =======               =======           ========       ========           ========

  Revenues.......................        50,946                    --            147,457        (36,019)           162,384
  Cost of sales..................       (39,954)                   --           (130,253)        35,399           (134,808)
                                        -------               -------           --------       --------           --------
GROSS MARGIN.....................        10,992                    --             17,204           (620)            27,576
  Selling, administrative and
    other expenses...............        (6,002)                  (12)           (12,551)           700            (17,865)
  Research and development.......        (2,728)                   --             (3,753)           144             (6,337)
  Other income...................           404                    --                997           (455)               946
                                        -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME.........................         2,666                   (12)             1,897           (231)             4,320
  Financial income (expense),
  net............................         6,348                  (153)             2,950         (8,989)               156
                                        -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES..........................         9,014                  (165)             4,847         (9,220)             4,476
  Income taxes...................        (1,141)                1,048             (2,000)            94             (1,999)
  Minority interests.............            --                    --                (12)            --                (12)
                                        -------               -------           --------       --------           --------
INCOME BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF
  CHANGES IN ACCOUNTING
  PRINCIPLES.....................         7,853                   883              2,835         (9,126)             2,465
  Extraordinary items............            14                    --              5,502             --              5,516
  Cumulative effects of changes
    in accounting principles.....             7                    (6)               (88)            --                (87)
                                        -------               -------           --------       --------           --------
NET INCOME.......................         7,894                   877              8,249         (9,126)             7,894
                                        =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

                                                          DAIMLERCHRYSLER        OTHER
              2000                 DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  ------------------   -------------------   ------------   -------------   ------------------
CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES...........         7,370                (1,725)            12,726         (2,354)            16,017
                                        -------               -------           --------       --------           --------
  Increase in equipment on
    operating leases.............        (2,120)                   --            (17,032)            35            (19,117)
  Purchases of other fixed
    assets.......................        (2,267)                   --             (8,605)            --            (10,872)
  Proceeds from disposals of
    equipment on operating
    leases.......................         1,455                    --              6,830             --              8,285
  Proceeds from disposals of
    other fixed assets...........           252                    --                610             --                862
  Payments for investments in
    businesses...................        (3,113)                   (3)            (1,854)            87             (4,883)
  Proceeds from disposals of
    businesses...................            46                    12                340            (87)               311
  Increase in receivables from
    financial services, net......          (142)                   --             (8,447)             7             (8,582)
  Dispositions of securities
    (other than trading), net....           519                   420              1,499             --              2,438
  Other..........................          (336)              (11,367)            (1,633)        12,185             (1,151)
                                        -------               -------           --------       --------           --------
CASH USED FOR INVESTING
  ACTIVITIES.....................        (5,706)              (10,938)           (28,292)        12,227            (32,709)
                                        -------               -------           --------       --------           --------
  Change in financial
    liabilities..................           812                14,688              1,568           (201)            16,867
  Dividends paid.................        (2,358)                 (390)            (2,968)         3,337             (2,379)
  Other..........................            24                    --             13,009        (13,009)                24
                                        -------               -------           --------       --------           --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES...........        (1,522)               14,298             11,609         (9,873)            14,512
                                        -------               -------           --------       --------           --------
Effect of foreign exchange rate
  changes on cash................            --                    13                488             --                501
                                        -------               -------           --------       --------           --------
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS.........           142                 1,648             (3,469)            --             (1,679)
                                        -------               -------           --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD.........         1,366                   320              7,075             --              8,761
                                        -------               -------           --------       --------           --------
  AT END OF PERIOD...............         1,508                 1,968              3,606             --              7,082
                                        =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

                                                          DAIMLERCHRYSLER        OTHER
              1999                 DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  ------------------   -------------------   ------------   -------------   ------------------
ASSETS
    Intangible assets............            37                     9              2,777             --              2,823
    Property, plant and
     equipment, net..............         5,347                    --             31,087             --             36,434
    Investments and long-term
     financial assets............        31,871                48,679              2,468        (79,076)             3,942
    Equipment on operating
     leases, net.................         2,461                    --             24,829            (41)            27,249
                                        -------               -------           --------       --------           --------
  FIXED ASSETS...................        39,716                48,688             61,161        (79,117)            70,448
                                        -------               -------           --------       --------           --------
    Inventories..................         4,306                    --             11,436           (757)            14,985
    Trade, finance and other
     receivables.................         9,970                   264             64,908        (14,996)            60,146
    Securities...................         3,539                   417              5,013             --              8,969
    Cash and cash equivalents....         1,659                   320              7,120             --              9,099
                                        -------               -------           --------       --------           --------
  NON-FIXED ASSETS...............        19,474                 1,001             88,477        (15,753)            93,199
                                        -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
   EXPENES.......................         2,893                    --             11,712         (3,585)            11,020
                                        -------               -------           --------       --------           --------
  TOTAL ASSETS...................        62,083                49,689            161,350        (98,455)           174,667
                                        =======               =======           ========       ========           ========

LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY...........        36,060                19,594             58,045        (77,639)            36,060
                                        -------               -------           --------       --------           --------
  MINORITY INTERESTS.............            --                    --                650             --                650
                                        -------               -------           --------       --------           --------
  ACCRUED LIABILITIES............         7,668                    --             30,566           (539)            37,695
                                        -------               -------           --------       --------           --------
    Financial liabilities........        11,535                29,783             35,620        (12,450)            64,488
    Trade liabilities............         3,099                    --             12,687             --             15,786
    Other liabilities............         1,423                   200             13,928         (5,265)            10,286
                                        -------               -------           --------       --------           --------
  LIABILITIES....................        16,057                29,983             62,235        (17,715)            90,560
                                        -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
   INCOME........................         2,298                   112              9,854         (2,562)             9,702
                                        -------               -------           --------       --------           --------
  TOTAL LIABILITIES..............        26,023                30,095            103,305        (20,816)           138,607
                                        -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY..........        62,083                49,689            161,350        (98,455)           174,667
                                        =======               =======           ========       ========           ========

  Revenues.......................        43,052                    --            135,124        (28,191)           149,985
  Cost of sales..................       (34,713)                   --           (113,480)        28,111           (120,082)
                                        -------               -------           --------       --------           --------
GROSS MARGIN.....................         8,339                    --             21,644            (80)            29,903
  Selling, administrative and
   other expenses................        (5,599)                  (13)           (10,802)           745            (15,669)
  Research and development.......        (2,563)                   --             (3,318)           144             (5,737)
  Other income...................           657                    --                625           (455)               827
                                        -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME.........................           834                   (13)             8,149            354              9,324
  Financial income, net..........         5,895                 3,872                703        (10,137)               333
                                        -------               -------           --------       --------           --------
INCOME BEFORE INCOME TAXES.......         6,729                 3,859              8,852         (9,783)             9,657
  Income taxes...................          (983)                  328             (3,600)          (278)            (4,533)
  Minority interests.............            --                    --                (18)            --                (18)
                                        -------               -------           --------       --------           --------
INCOME BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF
  CHANGES IN ACCOUNTING
  PRINCIPLES.....................         5,746                 4,187              5,234        (10,061)             5,106
  Extraordinary items............            --                    --                640             --                640
  Cumulative effects of changes
   in accounting principles......            --                    --                 --             --                 --
                                        -------               -------           --------       --------           --------
NET INCOME.......................         5,746                 4,187              5,874        (10,061)             5,746
                                        =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

                                                          DAIMLERCHRYSLER        OTHER
              1999                 DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  ------------------   -------------------   ------------   -------------   ------------------
CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES...........         5,327                  (152)            19,474         (6,626)            18,023
                                        -------               -------           --------       --------           --------
  Increase in equipment on
   operating leases..............        (2,219)                   --            (17,158)            41            (19,336)
  Purchases of other fixed
   assets........................        (1,901)                   --             (8,214)            --            (10,115)
  Proceeds from disposals of
   equipment on operating
   leases........................         1,110                    --              5,492            (27)             6,575
  Proceeds from disposals of
   other fixed assets............           178                    --                329             --                507
  Payments for investments in
   businesses....................          (548)                   --               (800)            59             (1,289)
  Proceeds from disposals of
   businesses....................           398                    --                997            (59)             1,336
  Increase in receivables from
   financial services, net.......            20                    --             (8,396)             7             (8,369)
  Dispositions (acquisitions) of
   securities (other than
   trading), net.................          (834)                  (67)               225             --               (676)
  Other..........................         1,097               (17,811)            (2,885)        18,856               (743)
                                        -------               -------           --------       --------           --------
CASH USED FOR INVESTING
  ACTIVITIES.....................        (2,699)              (17,878)           (30,410)        18,877            (32,110)
                                        -------               -------           --------       --------           --------
  Change in financial
   liabilities...................           239                18,350             (3,464)         2,937             18,062
  Dividends paid.................        (2,356)                  (94)            (4,185)         4,257             (2,378)
  Other..........................            63                    --             19,460        (19,445)                78
                                        -------               -------           --------       --------           --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES...........        (2,054)               18,256             11,811        (12,251)            15,762
                                        -------               -------           --------       --------           --------
Effect of foreign exchange rate
  changes on cash................            --                    25                780             --                805
                                        -------               -------           --------       --------           --------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS....................           574                   251              1,655             --              2,480
                                        -------               -------           --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD.........           792                    69              5,420             --              6,281
                                        -------               -------           --------       --------           --------
  AT END OF PERIOD...............         1,366                   320              7,075             --              8,761
                                        =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

               (IN MILLIONS OF [EURO], EXCEPT PER SHARE AMOUNTS)

                                                          DAIMLERCHRYSLER        OTHER
              1998                 DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  ------------------   -------------------   ------------   -------------   ------------------
  Revenues.......................        40,963                    --            116,683        (25,864)           131,782
  Cost of sales..................       (32,494)                   --            (98,203)        25,394           (105,303)
                                        -------               -------           --------       --------           --------
GROSS MARGIN.....................         8,469                    --             18,480           (470)            26,479
  Selling, administrative and
    other expenses...............        (5,295)                  (13)           (10,645)           676            (15,277)*)
  Research and development.......        (2,463)                   --             (2,691)           183             (4,971)
  Other income...................           521                    --                989           (411)             1,099
                                        -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME.........................         1,232                   (13)             6,133            (22)             7,330
  Financial income, net..........         3,416                 3,170              1,240         (7,063)               763
                                        -------               -------           --------       --------           --------
INCOME BEFORE INCOME TAXES.......         4,648                 3,157              7,373         (7,085)             8,093
  Income taxes...................           172                   206             (3,056)          (336)            (3,014)
  Minority interests.............            --                    --               (130)            --               (130)
                                        -------               -------           --------       --------           --------
INCOME BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF
  CHANGES IN ACCOUNTING
  PRINCIPLES.....................         4,820                 3,363              4,187         (7,421)             4,949
  Extraordinary items............            --                    --               (129)            --               (129)
  Cumulative effects of changes
    in accounting principles.....            --                    --                 --             --                 --
                                        -------               -------           --------       --------           --------
NET INCOME.......................         4,820                 3,363              4,058         (7,421)             4,820
                                        =======               =======           ========       ========           ========

CASH PROVIDED BY OPERATING
    ACTIVITIES...................         6,649                 1,043              8,688            301             16,681
                                        -------               -------           --------       --------           --------
  Increase in equipment on
    operating leases.............        (1,337)                   --             (8,924)            16            (10,245)
  Purchases of other fixed
    assets.......................        (1,693)                   --             (6,767)            --             (8,460)
  Proceeds from disposals of
    equipment on operating
    leases.......................           778                    --              4,125             --              4,903
  Proceeds from disposals of
    other fixed assets...........           485                    --                 30             --                515
  Payments for investments in
    businesses...................          (125)                   --               (748)            16               (857)
  Proceeds from disposals of
    businesses...................           151                    --                550            (16)               685
  Increase in receivables from
    financial services, net......          (405)                   --             (6,060)             3             (6,462)
  Acquisitions of securities
    (other than trading), net....        (1,379)                 (263)              (241)            --             (1,883)
  Other..........................        (3,238)               (2,337)             1,879          2,055             (1,641)
                                        -------               -------           --------       --------           --------
CASH USED FOR INVESTING
    ACTIVITIES...................        (6,763)               (2,600)           (16,156)         2,074            (23,445)
                                        -------               -------           --------       --------           --------
  Change in financial
    liabilities..................          (571)                1,592              7,623           (776)             7,868
  Dividends paid.................        (5,707)                  (90)            (1,760)         1,103             (6,454)
  Other..........................         5,394                    --              2,702         (2,702)             5,394
                                        -------               -------           --------       --------           --------
CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES.........          (884)                1,502              8,565         (2,375)             6,808
                                        -------               -------           --------       --------           --------
Effect of foreign exchange rate
    changes on cash..............            --                   (31)              (366)            --               (397)
                                        -------               -------           --------       --------           --------
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS.........          (998)                  (86)               731             --               (353)
                                        -------               -------           --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD.........         1,790                   155              4,689             --              6,634
                                        -------               -------           --------       --------           --------
  AT END OF PERIOD...............           792                    69              5,420             --              6,281
                                        =======               =======           ========       ========           ========

----------------------------------

*)  Including merger costs.

                               DAIMLERCHRYSLER AG
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                            (IN MILLIONS OF [EURO])

                                                        BALANCE AT   CHARGED TO                 BALANCE
                                                        BEGINNING    COSTS AND      AMOUNTS      AT END
                                                         OF 2000      EXPENSES    WRITTEN OFF   OF 2000
                                                        ----------   ----------   -----------   --------
Receivables from financial services...................       599         746         (455)         890
Trade receivables.....................................       798         (50)         (37)         711
Other receivables.....................................     1,127         169         (339)         957
                                                           -----         ---         ----        -----
                                                           2,524         865         (831)       2,558
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