Form 20-F
period 2001-12-31
DAIMLERCHRYSLER AG
filed 2002-02-20
CIK 1067318

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                         COMMISSION FILE NUMBER 1-12356

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

    DaimlerChrysler North America Holding Corporation
      8.50% Notes Due January 18, 2031                            New York Stock Exchange
      7 3/8% Notes Due September 15, 2006                         New York Stock Exchange

                            ------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         Ordinary Shares, no par value . . . . . . . . . 1,003,271,998

                           (as of December 31, 2001)

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

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......       2
Item 2.   Offer Statistics and Expected Timetable.....................       2
Item 3.   Key Information.............................................       2
              Selected Financial Data.................................       2
              Risk Factors............................................       5
Item 4.   Information on the Company..................................       5
              Introduction............................................       5
              Description of Business Segments........................       7
                  Mercedes-Benz Passenger Cars & smart................       7
                  Chrysler Group......................................      11
                  Commercial Vehicles.................................      16
                  Services............................................      21
                  Other Activities....................................      23
              Supplies and Raw Materials..............................      25
              Government Regulation and Environmental Matters.........      26
              Introduction of the Euro................................      29
              Description of Property.................................      30
Item 5.   Operating and Financial Review and Prospects................      33
              Accounting Principles...................................      33
              Inflation...............................................      34
              Factors Affecting Operations and Financial Reporting....      34
              Operating Results.......................................      39
                  2001 Compared With 2000.............................      41
                  2000 Compared With 1999.............................      47
              Liquidity and Capital Resources.........................      52
              Research and Development................................      55
              Outlook.................................................      57
              Cautionary Statement Regarding Forward-Looking
                  Statements..........................................      58
Item 6.   Directors, Senior Management and Employees..................      59
              Supervisory Board.......................................      59
              Board of Management.....................................      62
              Compensation............................................      65
              Employees and Labor Relations...........................      66
              Share Ownership.........................................      67
Item 7.   Major Shareholders and Related Party Transactions...........      68
Item 8.   Financial Information.......................................      69
              Consolidated Financial Statements.......................      69
              Other Financial Information.............................      69
                  Separate Financial Statements.......................      69
                  Export Sales........................................      70
                  Legal Proceedings...................................      70
                  Dividend Policy.....................................      72
              Significant Changes.....................................      72
Item 9.   The Offer and Listing.......................................      72

                                                                          PAGE
                                                                        --------
Item 10.  Additional Information......................................      75
              Options to Purchase Securities from Registrant or
                  Subsidiaries........................................      75
              Memorandum and Articles of Association..................      76
              Material Contracts......................................      80
              Exchange Controls.......................................      80
              Taxation................................................      80
              Documents on Display....................................      84
Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk......................................................      84
              Exchange Rate Risk......................................      85
              Interest Rate Risk......................................      86
              Equity Price Risk.......................................      87
Item 12.  Description of Securities Other than Equity Securities......      87

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............      87
Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................      87
Item 15.  [Reserved]..................................................      87
Item 16.  [Reserved]..................................................      87

                                   PART III

Item 17.  Financial Statements........................................      88
Item 18.  Financial Statements........................................      88
Item 19.  Exhibits....................................................      88

PRESENTATION

    DaimlerChrysler has prepared the consolidated financial statements included in this Annual Report (the "Consolidated Financial Statements") in accordance with generally accepted accounting principles in the United States of America which are referred to as U.S. GAAP. See Note 1 to the Consolidated Financial Statements.

CURRENCY TRANSLATION

    Effective January 1, 1999, Germany and ten other member states of the European Union adopted the euro of the European Monetary Union as their common currency. They also established fixed conversion rates between their existing sovereign currencies and the euro. On January 1, 2001, Greece joined the European Monetary Union. DaimlerChrysler has been preparing its consolidated financial statements in euros since 1999. It also has translated financial information presented in this Annual Report for periods prior to January 1, 1999 from Deutsche Marks or DM into euros using the official fixed conversion rate of DM1.95583 for [EURO]1.

    For the reader's convenience, some financial information has been translated from euros into United States dollars ("dollars" or "$") at an assumed rate of [EURO]1 = $0.8901. This rate represents the noon buying rate for euros on December 31, 2001 in New York City as certified by the Federal Reserve Bank of New York for customs purposes. The convenience translations do not mean that the euro amounts actually represent the corresponding dollar amounts stated or could be converted into dollars at the assumed rate. The assumed rate also differs from the rates used in the preparation of the Consolidated Financial Statements. Further information about recent rates of exchange between euros and dollars appears in "Item 3. Key Information."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Investors are cautioned that the forward-looking statements contained in this Annual Report involve both risk and uncertainty. A number of important factors could cause actual results or outcomes to differ materially from those anticipated by these statements. See "Cautionary Statement Regarding Forward-Looking Statements" in "Item 5. Operating and Financial Review and Prospects."

REFERENCES

    In this Annual Report, "DaimlerChrysler," the "DaimlerChrysler Group" or the "Group" refers to DaimlerChrysler AG and its consolidated subsidiaries.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3. KEY INFORMATION.

                            SELECTED FINANCIAL DATA

    The following table presents selected consolidated financial information of DaimlerChrysler. The table should be read together with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements.

    The selected consolidated financial data presented below as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been taken or are derived from the audited consolidated financial statements of DaimlerChrysler for the relevant periods. The selected consolidated financial data have been prepared in accordance with U.S. GAAP except for the use of the proportionate method of consolidation for a material joint venture in 1998 and 1997. Under U.S. GAAP, joint ventures would be accounted for using the equity method of accounting. DaimlerChrysler AG received permission from the United States Securities and Exchange Commission to prepare its consolidated financial statements with this departure from U.S. GAAP. The business combination of Chrysler and Daimler-Benz consummated in November 1998 was treated as a "pooling of interests" for accounting purposes. Consequently, DaimlerChrysler restated the results of both companies as if they had been combined for all periods presented.

                                                                    YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------------
                                  2001(1)          2001             2000             1999            1998(2)          1997(2)
                               -------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                        (IN MILLIONS, EXCEPT FOR ORDINARY SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues.....................    $ 136,072    [EURO]152,873    [EURO]162,384    [EURO]149,985    [EURO]131,782    [EURO]117,572
Income (loss) before
  financial income...........       (1,457)          (1,637)           4,320            9,324            7,330            5,512
Income (loss) before
  extraordinary items and
  cumulative effects of
  changes in accounting
  principles.................         (589)            (662)           2,465            5,106            4,949            6,547(3)
  Basic earnings (loss) per
    share....................        (0.59)           (0.66)            2.46             5.09             5.16             6.90(3)
  Diluted earnings (loss) per
    share....................        (0.59)           (0.66)            2.45             5.06             5.04             6.78(3)
Net income (loss)............         (589)            (662)           7,894(4)         5,746            4,820            6,547(3)
  Basic earnings (loss) per
    share....................        (0.59)           (0.66)            7.87(4)          5.73             5.03             6.90(3)
  Diluted earnings (loss) per
    share....................        (0.59)           (0.66)            7.80(4)          5.69             4.91             6.78(3)
BALANCE SHEET DATA (END OF
  PERIOD):
Total assets.................    $ 184,616    [EURO]207,410    [EURO]199,274    [EURO]174,667    [EURO]136,149    [EURO]124,831
Short-term financial
  liabilities................       30,212           33,942           35,840           36,721           20,475           17,341
Long-term financial
  liabilities................       50,705           56,966           48,943           27,767           19,955           17,034
Capital stock................        2,322            2,609            2,609            2,565            2,561            2,391
Stockholders' equity.........       34,717           39,004           42,409           36,060           30,367           27,960
OTHER DATA:
Weighted average number of
  shares outstanding
  Basic......................      1,003.2          1,003.2          1,003.2          1,002.9            959.3            949.3
  Diluted....................      1,003.2          1,003.2          1,013.9          1,013.6            987.1            968.2

------------------------------
(1) Amounts in this column are unaudited and have been converted from euros into dollars solely for the convenience of the reader at an exchange rate of [EURO]1 = $0.8901, the noon buying rate for euros on December 31, 2001.

(2) The consolidated financial statements as of December 31, 1998 and 1997 and for the years then ended have been prepared in Deutsche Marks and were translated into euros at the fixed rate of DM1.95583 per euro.

(3) Income before extraordinary item and net income for 1997 include
    [EURO]2,490 million of special non-recurring tax benefits. These tax benefits resulted partially from a special distribution which Daimler-Benz Aktiengesellschaft, the predecessor of DaimlerChrysler AG, paid to holders of its ordinary shares and American Depositary Shares on June 15, 1998, and partially from the reversal of valuation allowances previously established on deferred tax assets. The valuation allowances resulted primarily from net operating loss carryforwards of the Daimler-Benz group's German companies that filed a combined tax return (ORGANSCHAFT). The tax benefit resulting from the special distribution was [EURO]1,487 million and the tax benefit resulting from the reversal of the valuation allowances was [EURO]1,003 million. Without these tax benefits, the basic earnings per ordinary share in 1997 were [EURO]4.28 and the diluted earnings per ordinary share were [EURO]4.21.

(4) Net income for 2000 includes [EURO]5,516 million of extraordinary gains from the disposals of businesses. Without these gains, the basic earnings per ordinary share in 2000 were [EURO]2.37 and the diluted earnings per ordinary share were [EURO]2.36.

DIVIDENDS

    The following table shows in euros and in dollars the dividends paid per DaimlerChrysler ordinary share for the years 2000, 1999 and 1998 and the dividend paid per Daimler-Benz ordinary share for the year 1997. The table also discloses the dividend amount per DaimlerChrysler ordinary share for 2001 proposed by the Supervisory Board and the Board of Management for approval at the annual general meeting of stockholders to be held on April 10, 2002.

    The table does not reflect any related tax credits available to German taxpayers who receive dividend payments. Owners of DaimlerChrysler ordinary shares who are United States residents should refer to "Taxation" in "Item 10. Additional Information" for potential German and United States federal income tax consequences of their receipt of dividends from DaimlerChrysler AG.

                                                         DIVIDEND PAID
YEAR ENDED                                               PER ORDINARY
DECEMBER 31,                                                 SHARE
------------                                           -----------------
                                                           [EURO]
1997(1)                ..............................        0.80  $0.87
1998                   ..............................        2.35   2.50
1999                   ..............................        2.35   2.22
2000                   ..............................        2.35   2.08
------------------------------------------------------------------------

2001 (proposed)(2)     ..............................  [EURO] 1.00 $0.87

------------------------------

(1) The dividend amount shown for the year 1997 is the dividend amount paid by Daimler-Benz Aktiengesellschaft, adjusted for a special distribution Daimler-Benz Aktiengesellschaft paid to holders of its ordinary shares and American Depositary Shares on June 15, 1998.

(2) The euro amount shown for 2001 was translated into dollars solely for the convenience of the reader at an exchange rate of [EURO]1 = $0.8713, the noon buying rate for euros on February 14, 2002.

                         ------------------------------

    See also "Dividend Policy" in "Item 8. Financial Information."

EXCHANGE RATE INFORMATION

    The following table shows average, high, low and period-end noon buying rates. For 1997 and 1998, the table reflects the average, high, low and period-end noon buying rates for the Deutsche Mark, shown after conversion into euros at the fixed rate of DM1.95583 per euro. For periods after January 1, 1999, the table shows the average, high, low and period-end noon buying rates for the euro.

YEAR                                           AVERAGE(1)      HIGH         LOW       PERIOD-END
----                                           ----------   ----------   ----------   ----------
                                                               (IN $ PER [EURO])
1997  .......................................      1.1244       1.2689       1.0398       1.0871
1998  .......................................      1.1120       1.2178       1.0548       1.1733
1999  .......................................      1.0588       1.1812       1.0016       1.0070
2000  .......................................      0.9207       1.0335       0.8270       0.9388
2001  .......................................      0.8909       0.9535       0.8370       0.8901

2001
        July.................................                   0.8797       0.8370       0.8752
        August...............................                   0.9194       0.8775       0.9090
        September............................                   0.9310       0.8868       0.9099
        October..............................                   0.9181       0.8893       0.8993
        November.............................                   0.9044       0.8770       0.8958
        December.............................                   0.9044       0.8773       0.8901
2002
        January..............................                   0.9031       0.8594       0.8594
        February (through February 14,
          2002)..............................                   0.8778       0.8613       0.8713

------------------------------

(1) The average of the noon buying rates on the last business day of each month during the relevant year.

    On February 14, 2002, the noon buying rate for [EURO]1 was $0.8713.

    DaimlerChrysler ordinary shares have traded on the Frankfurt Stock Exchange in euros since the beginning of 1999. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of DaimlerChrysler ordinary shares reported for trades on the German stock exchanges. For this reason, exchange rate fluctuations are likely to affect the market price of the ordinary shares on the New York Stock Exchange, as well as the dollar amounts received upon conversion of cash dividends paid by DaimlerChrysler AG in euros.

    See "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion of the effect exchange rate fluctuations have on the business and operations of DaimlerChrysler as well as the hedging techniques used to manage the Group's exposure to such fluctuations.

                                  RISK FACTORS

    For a discussion of risk factors and critical accounting policies, see "Factors Affecting Operations and Financial Reporting" in "Item 5. Operating and Financial Review and Prospects."

ITEM 4. INFORMATION ON THE COMPANY.

                                  INTRODUCTION

ORGANIZATION

    DaimlerChrysler AG is a stock corporation organized under the laws of the Federal Republic of Germany. It was incorporated in Germany on May 6, 1998 in the course of the business combination of Daimler-Benz Aktiengesellschaft and Chrysler Corporation. DaimlerChrysler AG has its registered office at Epplestrasse 225, 70567 Stuttgart, Germany, telephone +49-711-17-0. Its agent for U.S. federal securities law purposes is DaimlerChrysler North America Holding Corporation, located at 1000 Chrysler Drive, Auburn Hills, MI 48326-2766.

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

BUSINESS SUMMARY AND DEVELOPMENTS

    In 2001, DaimlerChrysler reorganized some of its business segments. Following the exchange in July 2000 of the Group's controlling interest in DaimlerChrysler Aerospace for a non-controlling (equity method) interest in European Aeronautic Defence and Space Company EADS N.V. (EADS), DaimlerChrysler transferred the remaining businesses of the former Aerospace segment and the investment in EADS to the Other Activities segment. In January 2001, DaimlerChrysler combined the operations of MTU/Diesel Engines, which was previously part of the Other Activities segment, with the Commercial Vehicles' powertrain business in a new business unit within the Commercial Vehicles segment called DaimlerChrysler Powersystems. DaimlerChrysler has reclassified prior period amounts to conform its segment presentation to the new structure.

    DaimlerChrysler AG is the ultimate parent company of the DaimlerChrysler Group. The Group is primarily engaged in the development, manufacture, distribution and sale of a wide range of automotive products, mainly passenger cars and commercial vehicles. It also provides financial and other services relating to the automotive value-added chain. The DaimlerChrysler Group has five business segments:

    - MERCEDES-BENZ PASSENGER CARS & SMART

    - CHRYSLER GROUP

    - COMMERCIAL VEHICLES

    - SERVICES

    - OTHER ACTIVITIES

    In 2001, DaimlerChrysler continued its strategy of concentrating on the automotive core business and related services. 97% of the Group's revenues in 2001 relate to the automotive business, including financial services. The DaimlerChrysler Group is active primarily in Europe and in the NAFTA region which consists of the United States, Canada and Mexico. Through its alliances with Mitsubishi Motors Corporation and Hyundai Motor Company, the Group expects to increase its presence in the Asian market. It is also a leading commercial vehicle manufacturer in South America. In 2001, DaimlerChrysler derived approximately 53% of its revenues from sales in the United States, 15% from sales in Germany and 15% from sales in other countries of the European Union. See "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    DaimlerChrysler's aggregate capital expenditures for property, plant and equipment were [EURO]8.9 billion in 2001, [EURO]10.4 billion in 2000, and [EURO]9.5 billion in 1999. In 2001, the United States accounted for 47% and Germany for 27% of these capital expenditures. Expenditures on operating leases in 2001 were [EURO]18.0 billion, somewhat less than in the two prior years (2000: [EURO]19.1 billion; 1999: [EURO]19.3 billion). See also "Description of Business Segments" for a description of capital expenditures by business segment.

    In October 2000, DaimlerChrysler acquired a 34% equity interest in Mitsubishi Motors Corporation. In June 2001, AB Volvo sold its 3.3% equity interest in Mitsubishi Motors Corporation and its rights in several operational contracts with Mitsubishi Motors Corporation, including all rights resulting from Volvo's cooperation with Mitsubishi Fuso Truck & Bus Company, to DaimlerChrysler. As a result, DaimlerChrysler's equity interest in Mitsubishi Motors Corporation increased to 37.3%.

    On October 1, 2000, DaimlerChrysler and Deutsche Telekom AG combined their information technology activities in a joint venture. As part of the transaction, Deutsche Telekom contributed [EURO]4.6 billion in cash to DaimlerChrysler's information technology subsidiary debis Systemhaus in return for which Deutsche Telekom received a 50.1% interest in that company. In 2001, debis Systemhaus was renamed T-Systems ITS. In January 2002, DaimlerChrysler decided to exit the joint venture by exercising its option to sell to Deutsche Telekom the Group's 49.9% interest for proceeds of [EURO]4.7 billion. The sale is expected to close in March 2002 with the termination of the joint venture.

    See also "Material Contracts" in "Item 10. Additional Information." For additional information and a description of other acquisitions and dispositions of businesses during the last three years, see Notes 4 and 11 to the Consolidated Financial Statements.

    In 2001, the Group had a net loss of [EURO]0.7 billion compared to net income of [EURO]7.9 billion in 2000. The 2000 net income includes net gains on dispositions of [EURO]5.5 billion, which have been classified as extraordinary under special accounting rules applicable only to transactions occurring within a two-year period following the business combination of Daimler-Benz and Chrysler in November 1998, which was accounted for as a pooling of interests. Additionally, net income in 2000 contains a net expense of [EURO]87 million from cumulative effects of changes in accounting principles for derivative financial instruments (SFAS 133) and retained interests in sold receivables (EITF 99-20). Net income (loss) including extraordinary items and cumulative effects of changes in accounting principles decreased by [EURO]8.6 billion to a net loss of [EURO]0.7 billion in 2001. Before extraordinary items and cumulative effects of changes in accounting principles DaimlerChrysler had a basic and diluted loss per ordinary share of [EURO]0.66 in 2001, compared to basic and diluted earnings per ordinary share in 2000 of [EURO]2.46 and [EURO]2.45, respectively. Including extraordinary items and cumulative effects of changes in accounting principles, the basic and diluted loss per ordinary share in 2001 remains unchanged at [EURO]0.66, compared to basic and diluted earnings per share in 2000 of [EURO]7.87 and [EURO]7.80, respectively. See
"Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects."

    As of December 31, 2001, DaimlerChrysler AG had 1,003,271,998 shares outstanding and approximately 1.9 million stockholders. Its ordinary shares are traded on various stock exchanges throughout the world, including the Frankfurt Stock Exchange and the New York Stock Exchange.

SIGNIFICANT SUBSIDIARIES

    The following table shows the principal significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2001:

                                                                                                       PERCENTAGE
NAME OF COMPANY                                                                                          OWNED
---------------                                                                                        ----------
DaimlerChrysler North America Holding Corporation, Auburn Hills, MI, a Delaware corporation.........     100.0
    DaimlerChrysler Corporation, Auburn Hills, MI, a Delaware corporation...........................     100.0
        DaimlerChrysler Services North America LLC, Southfield, MI, a Michigan limited liability
            company.................................................................................     100.0
        DaimlerChrysler Motors Corporation, Auburn Hills, MI, a Delaware corporation................     100.0
    Freightliner LLC, Portland, OR, a Delaware limited liability company............................     100.0
DaimlerChrysler Services AG, registered in Berlin, Germany..........................................     100.0
Micro Compact Car smart GmbH, registered in Renningen, Germany......................................     100.0

    DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Services AG and Micro Compact Car smart GmbH. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler Corporation and Freightliner LLC. DaimlerChrysler Corporation owns 100% of DaimlerChrysler Services North America LLC and DaimlerChrysler Motors Corporation.

                        DESCRIPTION OF BUSINESS SEGMENTS

MERCEDES-BENZ PASSENGER CARS & SMART

    Mercedes-Benz passenger cars are world renowned for their innovative technology, highest levels of comfort, quality and safety, and pioneering design. The smart is a micro compact passenger car designed to respond to the challenges of urban mobility and optimum use of resources. Mercedes-Benz Passenger Cars & smart contributed approximately 29% of the Group's revenues in 2001.

    PRODUCTS

    MERCEDES-BENZ. The Mercedes-Benz passenger car product range consists of the following series:

    THE S-CLASS. The S-Class is a line of full-size luxury sedans ranging from the S 320 to the S 600. In addition to various gasoline powered models, this line also includes two diesel engine versions with common-rail technology, the S 320 CDI and the S 400 CDI. A sportier version, the S 55 AMG, and two stretched Pullman sedans based on the S 500 and S 600 complete the line-up. The S-Class has been one of the main contributors over the years to the strength of the Mercedes-Benz brand and its reputation for innovative high-quality luxury automobiles with an uncompromised emphasis on operator and passenger safety and superior resale value.

    The CL, a top-of-the-line coupe, represents a unique combination of superior driving performance, comfort and state-of-the-art technology. Customers can choose among three models, the CL 500, the CL 600 and the CL 55 AMG.

    In October 2001, DaimlerChrysler introduced a new SL series with an all-new body style in the European markets. The new SL versions, the SL 500 and the SL 55 AMG, feature several technological innovations, including a state-of-the-art vario-roof, an electrohydraulic brake control system and an active suspension system. The new SL series is scheduled to become available in the United States beginning in March 2002.

    In 1999, DaimlerChrysler entered into an agreement with McLaren Cars Ltd., a wholly-owned subsidiary of TAG McLaren Holding Ltd., for the design and production of a new high-performance sports car, the SLR. The market launch of the SLR is scheduled for 2003. DaimlerChrysler owns a 40% interest in TAG McLaren Holding Ltd.

    THE E-CLASS. The E-Class represents a line of luxury sedans and station wagons. E-Class sedans are available in six gasoline engine versions ranging from the E 200 to the E 55 AMG and four common-rail diesel engine versions. DaimlerChrysler plans to introduce a redesigned E-Class sedan in March 2002 and a new station wagon in 2003.

    THE C-CLASS. The C-Class is a line of compact luxury sedans and station wagons. Five gasoline engine versions, ranging from the C 180 to the C 32 AMG, and three common-rail diesel engine versions are available. Following the introduction of a new C-Class sedan in 2000, a redesigned C-Class station wagon and a new C-Class sports coupe entered the market in Europe in March 2001 and in the United States in September 2001. The SLK, a two-seat roadster, the CLK coupe and the CLK convertible complement the C-Class product family. New versions of the CLK coupe and the CLK convertible are scheduled for March 2002 and for 2003, respectively.

    THE A-CLASS. The A-Class is a four-door hatchback with front-wheel drive that is available in three gasoline engine versions and two diesel engine versions with common-rail technology. Concurrent with a facelift of the existing model, a long wheelbase version of the A-Class became available in May 2001. The A-Class is not offered in the United States.

    THE M-CLASS. The M-Class is a line of four-by-four sport-utility vehicles ranging from the ML 270 CDI to the ML 55 AMG. It combines off-road capabilities with the comfort of a passenger car. DaimlerChrysler produces the M-Class in Tuscaloosa, Alabama, and, since 1999, in Graz, Austria. A facelifted version of the M-Class was introduced in September 2001.

    THE G-CLASS. The G-Class is a four-wheel drive cross-country vehicle that has been consistently successful in its market segment since it was introduced in 1979. It comes in a short and long wheelbase version and also as a convertible. Two gasoline engine models and two common-rail diesel engine models are currently available. In December 2001, DaimlerChrysler began to offer the G 500 long wheelbase version in the United States.

    MAYBACH. DaimlerChrysler is developing a high-end luxury limousine under the brand name "Maybach" which it expects to introduce in the fall of 2002.

    SMART. In 1998, DaimlerChrysler introduced a new micro compact car, the smart City coupe. The smart cdi, a diesel version of the smart, and a smart convertible complement the product family. The two-seat smart offers a trend-setting response to the challenges of urban mobility and optimum use of resources. In New European Driving Cycle (NEDC) tests, the smart cdi achieved a fuel efficiency performance of 3.4 liters per 100 km (approximately 69 miles per gallon). In October 2001, a right-hand drive version of the smart City coupe became available in selected markets. The smart is not offered in the United States.

    DaimlerChrysler plans to expand the smart product line by adding a two-seat roadster model and a coupe derivative in 2003 and, beginning in 2004, a four-door model. Mitsubishi Motors Corporation plans to offer a vehicle under its own brand name using the same platform and major components of the smart.

    MARKETS, SALES AND COMPETITION

    In 2001, the most important markets for the Mercedes-Benz Passenger Cars & smart segment were Germany (35% of unit sales), the remainder of Western Europe (33% of unit sales), the United States (17% of unit sales) and

Japan (4% of unit sales). In Germany, new passenger car registrations for all manufacturers were 3.3 million units, 1% less than in the previous year. In Western Europe (excluding Germany), new registrations of passenger cars increased 1% to 11.5 million units.

    The following table shows the distribution of revenues and unit sales for the Mercedes-Benz Passenger Cars & smart segment by geographic market since 1999:

                            REVENUES AND UNIT SALES

                                                    YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------
                                      2001      % CHANGE     2000      % CHANGE     1999
                                    ---------   --------   ---------   --------   ---------
REVENUES(1)
Western Europe....................     29,226     +11         26,396     +10         23,941
    Germany.......................     16,433      +5         15,661      +8         14,506
    Other.........................     12,793     +19         10,735     +14          9,435
NAFTA region......................     11,891      +7         11,112     +21          9,180
    United States.................     11,034      +7         10,303     +21          8,519
    Canada and Mexico.............        857      +6            809     +22            661
Asia..............................      4,236      +9          3,886     +25          3,101
    Japan.........................      2,139      -1          2,154     +10          1,951
    Other.........................      2,097     +21          1,732     +51          1,150
Other markets.....................      2,352      +2          2,306     +23          1,878
                                    ---------              ---------              ---------
    World.........................     47,705      +9         43,700     +15         38,100
                                    =========              =========              =========

UNITS
Western Europe....................    838,800      +6        787,800      +6        741,300
    Germany.......................    436,500      -1        440,000      +6        416,800
    Other.........................    402,300     +16        347,800      +7        324,500
NAFTA region......................    229,400      +4        220,600      +4        212,100
    United States.................    213,400      +4        205,700      +4        197,200
    Canada and Mexico.............     16,000      +7         14,900       0         14,900
Asia..............................     93,800     +12         84,100     +12         75,000
    Japan.........................     48,100     +12         43,000     -13         49,500
    Other.........................     45,700     +11         41,100     +61         25,500
Other markets.....................     67,700      +8         62,400     +20         51,900
                                    ---------              ---------              ---------
    World.........................  1,229,700      +6      1,154,900      +7      1,080,300
                                    =========              =========              =========

------------------------------

(1) [EURO] in millions.

                         ------------------------------

    In 2001, both unit sales and revenues of Mercedes-Benz Passenger Cars & smart continued their upward trend. Passenger car unit sales increased 6% to 1,229,700 vehicles, primarily as a result of the strong performance of the C-Class sedan, station wagon and sports coupe, partially offset by a decline in E-Class unit sales principally caused by the planned market introduction of the successor model in March 2002. In Germany, the segment posted a 1% decrease in unit sales to 436,500 in an overall declining market. At 402,300, unit sales in Western Europe (excluding Germany) were up 16%. This was mainly due to higher demand for passenger cars in the United Kingdom, France, Spain and Italy. In the United States, the most important non-European market for Mercedes-Benz passenger cars, unit sales reached 213,400, 4% more than in 2000. This increase was primarily the result of an increase in sales of C-Class automobiles and continued strong demand for the S-Class. Unit sales developed positively in Japan (+12% to 48,100) and in Asia (excluding Japan) (+11% to 45,700). For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    In Western Europe, the principal competitors of Mercedes-Benz passenger cars are BMW and Volkswagen (Audi, Bentley, Rolls Royce, VW) and, depending on the market segment, Ford (Jaguar, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus). In the United States, the principal competitors include BMW, Ford (Jaguar, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, Rolls Royce, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab), Mazda and Mitsubishi Motors. Principal competitors of the smart are Daewoo, Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu) and Volkswagen (Audi, Seat, Skoda, VW).

    The following table shows, by vehicle line, the number of units sold since 1999:

                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2001        2000        1999
                                                      ---------   ---------   ---------
UNITS
S-Class (including CL and SL).......................    106,500     108,500      98,300
E-Class.............................................    201,400     246,900     246,500
C-Class (including CLK and SLK).....................    506,700     389,400     354,300
A-Class.............................................    190,600     198,400     206,900
M-Class.............................................    102,300     105,700      90,000
G-Class.............................................      6,000       3,900       4,400
smart...............................................    116,200     102,100      79,900
                                                      ---------   ---------   ---------
    Total...........................................  1,229,700   1,154,900   1,080,300
                                                      =========   =========   =========

    DISTRIBUTION

    DaimlerChrysler distributes Mercedes-Benz passenger cars through a worldwide distribution system covering 166 countries and customs areas. Sales organizations differ in the various sales regions and are tailored to local needs and requirements. In Germany, DaimlerChrysler operates its own wholesale and retail network for Mercedes-Benz passenger cars. In other major European markets and in the United States, Canada and Japan, a Group subsidiary sells Mercedes-Benz passenger cars to an independent dealer network. In other markets, including East Asia, DaimlerChrysler sells its Mercedes-Benz passenger cars principally through independent general distributors. The smart is distributed through selected sales locations within the Mercedes-Benz retail network.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    The Mercedes-Benz Passenger Cars & smart segment had [EURO]2.1 billion of capital expenditures for fixed assets in 2001. Principal areas of investment were the preparation for production of the upcoming successor models of the E-Class, the CLK and the SL, the new Maybach and the new technology center in Sindelfingen, Germany.

    In 2001, research and development projects of the segment included primarily the development of new models, namely the new Maybach, the SLR and the smart roadster, and the upcoming successor models of the E-Class, the A-Class and the M-Class.

    The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Mercedes-Benz Passenger Cars & smart segment during the last three years:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2001       2000       1999
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Capital expenditures for fixed assets..................   2,061      2,096      2,228
Research and development...............................   2,402      2,241      2,043

CHRYSLER GROUP

    DaimlerChrysler Corporation, its subsidiaries DaimlerChrysler Canada Inc. and DaimlerChrysler de Mexico S.A. de C.V. and other international automotive affiliates manufacture, assemble and sell cars and trucks under the brand names Chrysler, Jeep-Registered Trademark- and Dodge. The Chrysler Group segment contributed approximately 41% of DaimlerChrysler's revenues in 2001.

    TURNAROUND PLAN FOR THE CHRYSLER GROUP

    In February 2001, in response to an increasingly competitive and weakening U.S. automotive market, the Chrysler Group announced a turnaround plan designed to improve its financial performance and market position through the following key initiatives:

    - NEW LEADERSHIP -- Dieter Zetsche, a member of the Board of Management, leads the Chrysler Group as President and Chief Executive Officer, and Wolfgang Bernhard serves as Chief Operating Officer.

    - SUPPLIER COST REDUCTION INITIATIVE -- The Chrysler Group requested suppliers to voluntarily reduce by 5% the prices charged for materials and services effective January 1, 2001 and to work closely with the Chrysler Group to identify an additional 10% cost reduction over the period 2001 through 2002.

    - REVENUE ENHANCEMENT -- The Chrysler Group replaced certain dealer programs with a new performance-based incentive program for 2001 under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives.

    - WORKFORCE REDUCTION -- The Chrysler Group is reducing its workforce by approximately 20% over the period 2001 through 2003. This reduction, which affects about 26,000 employees, is being achieved through a combination of retirements, special programs, attrition and layoffs.

    - MANUFACTURING EFFICIENCIES -- In order to reduce excess production capacity and adjust production volumes, the Chrysler Group is idling, closing, or disposing of several manufacturing facilities, eliminating shifts and reducing line speeds at certain facilities and adjusting volumes at component, stamping and power-train facilities.

    As part of the turnaround plan, DaimlerChrysler recorded a restructuring charge in 2001 which primarily related to workforce reductions, asset write-downs and contract cancellation costs. The charges recorded for the plan in 2001 were [EURO]3.1 billion. For a further discussion of the Chrysler Group's turnaround plan, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and Note 7 to the Consolidated Financial Statements.

    PRODUCT CREATION PROCESS

    In 2001, the Chrysler Group implemented a new product creation process intended to facilitate reduced vehicle development times and improved quality. This process utilizes product innovation teams to guide the strategy and execution of its new vehicle development programs. These teams will work within the Chrysler

Development System, which establishes "quality gates" to assure that predetermined objectives are met at every stage of the vehicle development process from creation to production. The product innovation teams are organized as follows:

    - PRODUCT STRATEGY TEAM -- This team analyzes the strategic issues necessary to develop a business case for a new product or product line, such as customer trends, design ideas, technological innovation and the economic environment.

    - PRODUCT TEAMS -- These teams, which have evolved from the platform team concept, are managed by the Engineering, Manufacturing and Marketing functions. The five product teams are: small vehicles, premium vehicles, family vehicles, activity vehicles and pick-up trucks. This organization provides the product teams with flexibility to adapt to the constantly changing marketplace. A powertrain team will also work closely with the product teams.

    - COMPONENT TEAMS -- These teams, which cross all product teams, are charged with maximizing value for a specific vehicle area or subsystem, while reducing complexity across all vehicle lines, by facilitating more component sharing where appropriate and improving communication with suppliers. These teams will draw on the best practices from Mercedes-Benz Passenger Cars & smart and Mitsubishi Motors Corporation.

    PRODUCTS

    The Chrysler Group offers the following vehicles:

    NEON. Neon is a compact four-door front-wheel drive sedan sold under the Dodge brand name in the U.S. market and under the Chrysler brand name in Canada and all other markets. Neon is generally available with a choice of two 2.0-liter four-cylinder engines and a choice of five-speed manual or four-speed automatic transmission. A 1.6-liter four-cylinder engine with a five-speed manual transmission and a 2.0-liter four-cylinder engine with a four-speed automatic transmission are available in selected markets outside the NAFTA region.

    SEBRING AND STRATUS SEDANS. The Chrysler Sebring and Dodge Stratus are mid-size front-wheel drive four-door sedans offering contemporary cab-forward styling. Both sedans are offered in the NAFTA region in multiple models and are powered by either a 2.4-liter four-cylinder or a 2.7-liter aluminum V-6 engine. The Sebring is also offered in selected markets outside the NAFTA region with a 2.0-liter four-cylinder or a 2.7-liter aluminum V-6 engine.

    INTREPID, CONCORDE AND 300M. Dodge Intrepid is a mid-size front-wheel drive four-door sedan offered with a 2.7-liter or 3.5-liter aluminum V-6 engine. The Intrepid is available only in the NAFTA region. The Chrysler Concorde is a full-size front-wheel drive sedan available in three models and powered by either a 2.7-liter or 3.5-liter aluminum V-6 engine. The Chrysler 300M is a front-wheel drive sport sedan powered by a 3.5-liter aluminum V-6 engine for both the NAFTA region and other markets with an optional 2.7-liter V-6 engine for markets outside the NAFTA region. Concorde and 300M models are available in the NAFTA region and in other selected markets.

    OTHER CARS. Other cars include the Viper models, offered as a two-seat sport roadster or sport coupe, both with a high performance V-10 powertrain; and the Dodge Stratus and Chrysler Sebring, two-door coupes produced by Mitsubishi Motor Manufacturing of America in its Normal, Illinois, assembly plant. Other cars also include the front-wheel drive four-passenger mid-size Chrysler Sebring convertible with a power top. It is available in the NAFTA region with a 2.7-liter aluminum V-6 engine and in other markets with a 2.0-liter four-cylinder engine or a 2.7-liter aluminum V-6 engine. Lastly, the Dodge Atos, produced by Hyundai and sold exclusively in Mexico, is a sub-compact monovolume vehicle equipped with a 1.0-liter four-cylinder engine.

    MINIVANS. The long wheelbase Dodge Grand Caravan and Chrysler Town & Country are equipped with either front-wheel or all-wheel drive. The short wheelbase Dodge Caravan and Chrysler Voyager are equipped with front-wheel drive. Gasoline engines available on minivans include a 2.4-liter four-cylinder, a 3.3-liter V-6 and a 3.8-liter V-6. For selected markets, a common rail 2.5-liter four-cylinder diesel engine is also available. In 2001, the Chrysler and Dodge minivans continued to lead the market as the best-selling minivans in the world.

    PT CRUISER. PT Cruiser is sold under the Chrysler brand and offers the interior volume of a full-size sedan or sport-utility vehicle with a length shorter than many compact cars. The front-wheel drive PT Cruiser is available with a 2.4-liter four-cylinder engine and either a five-speed manual or a four-speed automatic transmission. For other selected markets outside the NAFTA region, a choice of four-cylinder engines includes the 1.6-liter gasoline, 2.0-liter gasoline and 2.2-liter common-rail diesel.

    RAM PICK-UP. The Dodge Ram 1500 pick-up truck was completely redesigned for the 2002 model year. The Ram 2500/3500 pick-up trucks have been redesigned for the 2003 model year and will be available in the second half of 2002. Ram pick-up trucks are available in standard cab and quad cab body styles. A chassis cab variant is also offered in three wheelbases for various work applications. The gasoline engine lineup includes a 3.7-liter V-6, a 4.7-liter V-8, a 5.9-liter V-8 and an 8.0-liter V-10. A 5.9-liter I-6 diesel is available with a five-speed manual or four-speed automatic transmission, and a diesel high-output version is available with a six-speed manual transmission.

    DAKOTA. The Dakota pick-up truck is available in standard, club and quad cab body styles. Though a mid-size pick-up, the Dakota competes primarily in the compact pick-up truck segment. The engine lineup consists of a 2.5-liter I-4, a 3.9-liter V-6, a 4.7-liter V-8 and a 5.9-liter V-8. Dakota is the only competitor in the compact pick-up truck segment to offer a V-8.

    DURANGO. The Dodge Durango, a five- to eight-passenger sport utility vehicle, was derived from the Dakota platform and competes in the upper-middle sport utility market. The Durango is available with a 4.7-liter or 5.9-liter V-8 engine, packaged in the bold, Dodge Ram-inspired exterior.

    RAM VAN AND WAGON. The Ram Van and Wagon are Dodge's entry in the full-size van/wagon market and are available in two wheelbases and three body configurations. Dodge builds cargo vans, conversion vans and wagons up to 15-passenger capacity. Several tradesman packages, crew vans and small school buses are available.

    JEEP-REGISTERED TRADEMARK- GRAND CHEROKEE. The Grand Cherokee exemplifies four-wheel drive leadership and style with an exceptional balance of power, performance, on-road handling, security and luxury. Grand Cherokee is available in a four-door body style in both two- and four-wheel drive configurations. In the NAFTA region it is offered with a 4.0-liter I-6 or 4.7-liter V-8 engine. Vehicles for the NAFTA region are produced in Detroit, Michigan, and vehicles for sale outside the NAFTA region are produced in Graz, Austria, and are also available with a 2.7-liter I-5 diesel engine.

    JEEP-REGISTERED TRADEMARK- LIBERTY. Launched in the second quarter of 2001, the all-new Jeep-Registered Trademark- Liberty continues
Jeep-Registered Trademark- leadership in four-wheel drive capability and adds a new level of on-road refinement through independent front suspension, a new V-6 engine and isolated multi-link rear suspension in addition to a new body style and other features. The Liberty is offered with two- or four-wheel drive, and a 2.4-liter gasoline, 3.7-liter V-6 gasoline or 2.5-liter turbo diesel engine. The Liberty models are built in an all-new facility in Toledo, Ohio. This vehicle is offered as Jeep-Registered Trademark- Cherokee in selected markets outside the NAFTA region.

    JEEP-REGISTERED TRADEMARK- WRANGLER. The Wrangler is the authentic four-wheel drive vehicle that is the icon of the Jeep-Registered Trademark-brand. Wrangler is offered with four-wheel drive, removable soft and hard top systems, and a choice of four- or six-cylinder gasoline engines.

    MARKETS, SALES AND COMPETITION

    In 2001, the most important markets for the Chrysler Group were the United States (80% of factory shipments or unit sales), Canada (9% of unit sales) and Mexico (5% of unit sales). Retail sales in the United States and Canada amounted to 2,518,800 vehicles in 2001, which compares to 2,791,500 in 2000. For 2001, this represents a 13.2% share of the United States and Canada car and truck market, compared to 14.4% in 2000. Industry retail sales in the United States and Canada for 2001 were 19.1 million units, a decrease of 2% over 2000.

    The following table shows the distribution of revenues and unit sales for this segment by geographic market since 1999:

                            REVENUES AND UNIT SALES

                                                    YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------
                                      2001      % CHANGE     2000      % CHANGE     1999
                                    ---------   --------   ---------   --------   ---------
REVENUES(1)
NAFTA region......................     58,210      -7         62,814      +5         59,766
    United States.................     51,548      -8         55,924      +3         54,052
    Canada........................      4,529      -9          4,963     +11          4,473
    Mexico........................      2,133     +11          1,927     +55          1,241
European Union....................      3,546      +7          3,309     +26          2,620
Other markets.....................      1,727     -23          2,249     +32          1,699
                                    ---------              ---------              ---------
    World.........................     63,483      -7         68,372      +7         64,085
                                    =========              =========              =========

UNITS(2)
NAFTA region......................  2,569,600     -10      2,858,500      -6      3,052,000
    United States.................  2,196,000     -11      2,469,700      -8      2,693,200
    Canada........................    240,600     -10        267,400       0        268,300
    Mexico........................    133,000     +10        121,400     +34         90,500
European Union....................    105,100      +2        103,000     +10         93,500
Other markets.....................     81,200      -3         83,700       0         83,800
                                    ---------              ---------              ---------
    World.........................  2,755,900     -10      3,045,200      -6      3,229,300
                                    =========              =========              =========

------------------------------

(1) [EURO] in millions.

(2) Unit sales represent factory shipments by the Chrysler Group.

                         ------------------------------

    In 2001, revenues of the Chrysler Group decreased primarily as a result of a decrease in unit sales, partially offset by an appreciation of the dollar against the euro. Measured in dollars, the currency in which a significant portion of the Chrysler Group's sales are earned, revenues declined by 10%. Total unit sales decreased by 10% to 2,755,900. Unit sales in the United States were down 11% in 2001 to 2,196,000 vehicles, primarily attributable to substantial competitive pressures in the U.S. market, especially in the Chrysler Group's key market segments of upper-middle sport utility vehicles and pick-up trucks. See also "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    In the NAFTA region, principal competitors of the Chrysler Group are General Motors, Ford, Toyota, Honda and Nissan. Intense competition in the NAFTA region is likely to continue. Due to the economic conditions in other markets, particularly in Asia, and a relatively strong U.S. dollar, non-U.S. competitors with excess capacity may intensify their efforts to export vehicles to the NAFTA region.

    The following table shows, by vehicle line, the number of units sold since 1999:

                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2001        2000        1999
                                                      ---------   ---------   ---------
UNITS(1)
Cars
    Neon............................................    188,400     236,300     251,200
    Stratus and Sebring Sedans(2)...................    203,600     197,100     215,400
    Intrepid, Concorde and 300M(3)..................    200,000     293,400     338,300
    Other...........................................    105,900      92,300     101,300
Minivans............................................    591,600     589,000     681,500
PT Cruiser..........................................    214,300     141,200          --
Trucks
    Ram Pick-up.....................................    375,900     434,700     487,100
    Dakota..........................................    163,100     195,800     171,100
    Durango.........................................    132,600     180,900     219,600
    Ram Van and Wagon...............................     57,500      77,000      83,100
Jeep-Registered Trademark-
    Grand Cherokee..................................    249,900     336,600     380,100
    Liberty/Cherokee................................    201,300     174,500     200,500
    Wrangler........................................     71,800      96,400     100,100
                                                      ---------   ---------   ---------
    Total...........................................  2,755,900   3,045,200   3,229,300
                                                      =========   =========   =========

------------------------------

(1) Unit sales represent factory shipments by the Chrysler Group.

(2) Includes former Cirrus and Breeze sedans.

(3) Includes former LHS sedan.

    DISTRIBUTION

    In the NAFTA region, new passenger cars and trucks are sold at retail by dealers who have sales and service agreements with DaimlerChrysler Motors Corporation, a 100% owned subsidiary of DaimlerChrysler Corporation. The dealers purchase cars, trucks, parts and accessories from DaimlerChrysler Motors Corporation for sale to retail customers. In the United States, DaimlerChrysler Motors Corporation distributed its products through 4,320 dealers at December 31, 2001, compared to 4,377 at December 31, 2000. In Canada, the dealer network comprised 525 dealers at December 31, 2001, compared to 543 dealers at December 31, 2000. In Mexico, the dealer network comprised 121 dealers at December 31, 2001 and 2000.

    Chrysler International Corporation, a 100% owned subsidiary of DaimlerChrysler Corporation, sells vehicles in various other countries through wholly-owned, affiliated and independent distributors and dealers.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 2001, the Chrysler Group invested [EURO]5.1 billion in fixed assets. These capital expenditures related primarily to completion of the launches of the all-new Jeep-Registered Trademark- Liberty and Dodge Ram 1500 pick-up truck and launches of the Viper and the Dodge Ram 2500/3500 pick-up trucks in 2002 as well as the Chrysler Pacifica. The Pacifica is a segment-busting all wheel-drive sports tourer that combines the attributes of a minivan, sport utility vehicle and sedan. A production version of the Pacifica will be revealed later this year and will go on sale in early 2003. This amount also includes expenditures made to improve capacity, upgrade powertrain and component facilities and maintain other existing facilities.

    Research and development expenditures in 2001 were primarily for new product development, but also included development costs for improving existing products. These expenditures included compliance costs associated with regulations promulgated by various governmental agencies worldwide.

    The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Chrysler Group segment during the last three years:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2001       2000       1999
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Capital expenditures for fixed assets..................   5,083      6,339      5,224
Research and development...............................   2,201      2,456      2,000

    INTERNATIONAL OPERATIONS/COOPERATIONS

    DaimlerChrysler Corporation's international operations in Europe include the manufacture of the Chrysler Voyager and PT Cruiser at its Eurostar plant located in Graz, Austria. DaimlerChrysler Corporation and Magna International Inc. on February 15, 2002 confirmed a business agreement for the sale of the plant to Magna, subject to certain approvals. Operations in South America include a manufacturing facility in Venezuela, where the Chrysler Neon, Jeep-Registered Trademark- Cherokee and Jeep-Registered Trademark- Grand Cherokee are assembled.

    International cooperations in Austria include the manufacture of Jeep-Registered Trademark- Grand Cherokees under an assembly contract with Steyr-Daimler-Puch Fahrzeugtechnik AG & Co KG. The segment's automotive affiliations in the Asia-Pacific region include the assembly and distribution of Jeep-Registered Trademark-Cherokees and Grand Cherokees in China by Beijing Jeep-Registered Trademark- Corporation, Ltd., a minority-owned joint venture. In addition, DaimlerChrysler Corporation has an agreement for the assembly of Jeep-Registered Trademark- vehicles in Thailand. In Brazil, it participates in a joint venture with Bayerische Motoren Werke AG to manufacture a 1.6-liter gasoline engine for use in both Chrysler Group and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company that assembles Jeep-Registered Trademark- Cherokees in Egypt.

    In early 2003 production is projected to begin in Germany of the Chrysler Crossfire two seat coupe, in conjunction with Karmann, a long-time DaimlerChrysler partner.

COMMERCIAL VEHICLES

    DaimlerChrysler manufactures and sells commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Setra, Thomas Built Buses, American La France, Western Star and Orion. With facilities throughout the world, the Group has a very strong network for the production and assembly of commercial vehicles and core components. It also has a worldwide distribution and service network. Commercial Vehicles contributed approximately 17% of the Group's revenues in 2001.

    TURNAROUND PLAN FOR FREIGHTLINER

    In the NAFTA region, Commercial Vehicles operates its truck business through Freightliner LLC. In October 2001, due to a substantial downturn in demand in North America, Freightliner announced a four-point turnaround plan designed to return the business to sustainable profitability. The turnaround plan includes the following four main elements:

    - MATERIAL COST SAVINGS -- Freightliner targets direct material expenditures for a reduction of 10% by 2004 based on design changes, optimized workflow between Freightliner and its supplier base, improved conditions for existing supplier agreements and a more standardized and modular contenting of vehicles. This does not include a 4% reduction that was achieved with the suppliers in 2001.

    - PRODUCTION COST SAVINGS -- Freightliner expects to achieve a reduction in production costs of up to 15% until 2004 as a result of various plant closures and efficiency improvements, including the following: the closing of the Woodstock, Ontario school bus assembly plant in the fourth quarter of 2001; the planned closing of the Kelowna, British Columbia truck assembly plant in 2002; and the overhaul of its parts manufacturing operations. At present, this includes negotiations to spin off the parts business as well as to close the Portland based parts plant. Plant closures and efficiency improvements are expected to result in the reduction of at least 1,600 hourly employees.

    - OVERHEAD REDUCTIONS -- Freightliner plans to reduce its salaried workforce by 1,100 employees or 25%. Effective January 2002, the salaries and wages of both salaried and hourly employees were reduced by 5% and changes were made to health and welfare benefits. Additional savings are expected with respect to non-manpower expenses.

    - IMPROVEMENTS TO THE BUSINESS MODEL -- A revised business model focuses on securing profitable business rather than accumulating market share. More specifically, this model emphasizes applying more stringent criteria to new truck pricing and residual value commitments in leasing transactions and streamlining the cost of the used truck operations.

    See also "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and Note 5 to the Consolidated Financial Statements.

    PRODUCTS

    VANS. Worldwide, DaimlerChrysler currently offers three series of Mercedes-Benz vans between 2 metric tons (t) and 7.5t gross vehicle weight
(GVW). These are the Sprinter, which was supplemented by a 6t GVW version in 2001, the Vito/V-Class and the Vario. DaimlerChrysler manufactures its Mercedes-Benz vans in Germany and Spain for all markets excluding South America. DaimlerChrysler manufactures Mercedes-Benz vans in Argentina for the South American markets. In spring 2001, DaimlerChrysler launched the Sprinter van in North America under the Freightliner brand name. In February 2002, DaimlerChrysler added a new Mercedes-Benz compact van, the Vaneo. The Vaneo can be employed for commercial purposes as well as for private use.

    TRUCKS. The current European Mercedes-Benz truck lines consist of the Actros in the heavy weight categories, the Atego in the medium and heavy weight category, the Axor, a new semi-trailer truck which was launched in January 2002 and is positioned between the Actros and the Atego, and the Econic, a vehicle that can be adapted for a variety of special applications. Complementing this line-up is the Unimog, a four-wheel drive vehicle which is designed for special purpose applications such as street maintenance, some construction industry uses, fire-fighting, forestry and agriculture.

    In Turkey, the Group produces Atego and Axor trucks for the local market. Mercedes-Benz do Brasil develops and produces Mercedes-Benz trucks for the South American markets. DaimlerChrysler supplies the African, Asian and Australian continents through its European and North American factories and manufacturing operations in Nigeria, Indonesia, Iran, Saudi Arabia and China.

    Freightliner manufactures trucks in Classes 5 through 8 (from 16,000 lbs. GVW to 33,000 lbs. GVW and over) under the Freightliner, Sterling and Western Star brand names for the U.S. and Canadian markets. Through American La France, Freightliner is active in the market for custom fire truck chassis. Freightliner also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW).

    BUSES. The bus product lines consist of complete buses for city, intercity and touring purposes, school buses and bus chassis which are completed by local bus builders in various countries. The segment's operating companies develop their own bus designs based on national requirements and adapt their models to the specific market needs of each region. Moreover, numerous cooperation partners throughout the world manufacture buses or bus chassis under license. In Europe, DaimlerChrysler markets buses under the Mercedes-Benz and Setra brand names. In October 2001, a jury of 14 European bus and coach journalists voted the new Setra TopClass 400 coach "Coach of the Year 2002." The Group offers buses under the Setra, Thomas Built Buses and Orion brand names in the United States and in Canada, and under the Mercedes-Benz brand name in Mexico.

    DAIMLERCHRYSLER POWERSYSTEMS. In January 2001, DaimlerChrysler combined the businesses of the former Powertrain business unit, Detroit Diesel Cooperation and MTU Motoren- und Turbinen-Union Friedrichshafen in a new business unit called DaimlerChrysler Powersystems. This business unit designs, manufactures and sells on- and off-highway diesel engines, transmissions, axles and steering systems under the brand names Mercedes-Benz, Detroit Diesel, DISCOS and MTU. It sells these components to members of the DaimlerChrysler Group and to third party customers.

    In July 2001, DaimlerChrysler and Hyundai Motor Company formed Daimler-Hyundai Truck Corporation, a 50-50 joint venture for the manufacture and sale of engines for commercial vehicles. Operations of the joint venture are scheduled to begin in 2004. DaimlerChrysler also holds a 10% equity interest in Hyundai Motor Company in support of this joint effort.

    In June 2001, DaimlerChrysler acquired AB Volvo's 3.3% interest in Mitsubishi Motors Corporation, including all rights resulting from Volvo's cooperation with Mitsubishi Fuso Truck & Bus Company. In combination with this acquisition, in December 2001, selected Mercedes-Benz commercial vehicle dealerships assumed marketing responsibility from Volvo for Mitsubishi Motors' light-duty truck model "Canter" in the United Kingdom, France, Italy, Sweden and Poland. The "Canter" is marketed separately from Mercedes-Benz products.

    MARKETS, SALES AND COMPETITION

    The market for commercial vehicles depends significantly on general economic conditions since they directly influence transportation needs and the availability of funds for capital investment. In 2001, overall market sales of commercial vehicles decreased in Western Europe (-1%), especially in the Netherlands, Germany and Belgium, despite increased demand in France, Italy and the United Kingdom. The contraction in market volume in Western Europe was largely the result of lower sales of trucks. In the NAFTA region, due to a severe economic downturn, sales for all manufacturers fell approximately 28% to 328,200 vehicles in the Class 6 through 8 categories which are particularly important for the Freightliner, Sterling and Western Star brands. In several South American countries, demand for commercial vehicles dropped significantly, especially in Argentina due to its financial and economic crisis. Sales in Turkey also went down as a result of an economic slowdown.

    In Germany, registrations of new commercial vehicles decreased 6% to 313,000 units. In 2001, DaimlerChrysler sold 22% of its commercial vehicles in the German market. The remaining Western European market accounted for an additional 34% of the segment's 2001 unit sales. Outside Western Europe, the NAFTA region and South America are the most important markets for Commercial Vehicles.

    The following table shows the distribution of revenues and unit sales for the Commercial Vehicles segment by geographic market since 1999:

                            REVENUES AND UNIT SALES

                                                       YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------
                                           2001     % CHANGE     2000     % CHANGE     1999
                                         --------   --------   --------   --------   --------
REVENUES(1)
Western Europe.........................   14,415       -1       14,578       +7       13,626
    Germany............................    7,227       -5        7,599       +4        7,325
    Other..............................    7,188       +3        6,979      +11        6,301
NAFTA region...........................    9,463       -9       10,347       -1       10,477
    United States......................    8,076       -8        8,826       -4        9,231
    Canada.............................      716       -7          773       -8          844
    Mexico.............................      671      -10          748      +86          402
South America..........................    1,456      -16        1,734      +24        1,394
    Brazil.............................      943      -20        1,186      +32          897
    Other..............................      513       -6          548      +10          497
Other markets..........................    3,238       +3        3,145      +49        2,112
                                         -------               -------               -------
    World..............................   28,572       -4       29,804       +8       27,609
                                         =======               =======               =======

UNITS
Western Europe.........................  275,800       -2      281,500       +2      275,300
    Germany............................  106,000       -6      113,100       -1      114,500
    Other..............................  169,800       +1      168,400       +5      160,800
NAFTA region...........................  105,900      -31      153,700      -20      193,000
    United States......................   89,400      -32      131,700      -23      171,800
    Canada.............................    6,300      -36        9,900      -23       12,800
    Mexico.............................   10,200      -16       12,100      +44        8,400
South America..........................   43,000      -15       50,700      +14       44,600
    Brazil.............................   33,800       -9       37,100      +23       30,100
    Other..............................    9,200      -32       13,600       -6       14,500
Other markets..........................   68,200       +8       63,100      +50       42,000
                                         -------               -------               -------
    World..............................  492,900      -10      549,000       -1      554,900
                                         =======               =======               =======

------------------------------

(1) [EURO] in millions.

                         ------------------------------

    Worldwide unit sales of the Commercial Vehicles segment decreased significantly to 492,900 in 2001 compared to 549,000 vehicles in 2000. While sales of vans increased 3% to 257,800 in 2001, sales of trucks and buses were 23% and 12% lower at 191,800 units and 43,300 units, respectively.

    In Germany, DaimlerChrysler sold 106,000 units, 6% less than in the previous year, primarily due to a decrease in demand for trucks and buses. In Western Europe (excluding Germany), unit sales increased 1% from 168,400 in 2000 to 169,800 in 2001. This slight improvement resulted primarily from higher van sales, especially in France, Italy and the United Kingdom. In 2001, DaimlerChrysler's Western European market share for vans between 2t and 6t GVW remained at 19%. With a combined Western European market share of 26% in both 2001 and 2000, the Mercedes-Benz and Setra bus brands maintained their position as market leader in the Western European market. In the category of trucks over 6t GVW, DaimlerChrysler had a Western European market share of 22% (2000: 23%).

    In the United States, retail sales in the Class 6/7 segment for all manufacturers decreased 23% to 134,100 vehicles (2000: 173,800 units). In the Class 8 heavy duty truck segment unit sales for all manufacturers fell from 211,500 in 2000 to 139,600 in 2001, a 34% decline. In line with this market trend, the Group's U.S. commercial vehicle sales declined 32% to 89,400 units. The increase of DaimlerChrysler's market share in the U.S. Class 8 segment from 36% in 2000 to 39% is partly due to the acquisition of Western Star in September 2000. In the Class 6/7 segment, the Group was able to increase its market share from 24% in 2000 to 27% in 2001.

    In 2001, sales of trucks for all manufacturers in Brazil increased 6% to 63,100 units. In Argentina, overall market sales fell 65% to 3,400 units due to the financial and economic crisis. DaimlerChrysler was able to defend its leadership position in the market for trucks above 6t GVW with market shares of 34% in Brazil and 35% in Argentina (2000: 37% and 36%).

    For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    The primary sales market for Mercedes-Benz vans is Western Europe. Principal competitors in this market are Renault, Fiat with the brands Fiat and IVECO, Volkswagen and Ford.

    In the truck market segment, competitors vary in each geographical region. In DaimlerChrysler's two most important truck markets, Western Europe and the NAFTA region, its principal competitors are the following:

WESTERN EUROPE         NAFTA REGION
(OVER 6T GVW)      (CLASSES 5 THROUGH 8)
--------------  ---------------------------
Volvo/Renault   Navistar
Fiat (IVECO)    Paccar (Kenworth/Peterbilt)
MAN             Volvo/Renault (Mack)
Scania          General Motors
Paccar (DAF)    Ford

    Principal competitors in the bus sector (over 8t GVW) include Irisbus (Renault, Iveco, Heuliez, Karosa, Ikarus), Neoman (MAN, Neoplan), Volvo, Dennis and Scania in Western Europe and Volvo, Scania and Volkswagen in South America.

    The following table shows, by vehicle category, the unit sales of the Commercial Vehicles segment since 1999:

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     2001       2000       1999
                                                   --------   --------   --------
UNITS
Vans(1)..........................................  257,800    249,300    226,400
Trucks(2)........................................  191,800    250,500    283,800
Buses............................................   43,300     49,200     44,700
                                                   -------    -------    -------
    Total........................................  492,900    549,000    554,900
                                                   =======    =======    =======

------------------------------

(1) Including sales of pickup trucks (L 200/Pajero) manufactured by DaimlerChrysler South Africa under an agreement with Mitsubishi Motors Corporation.

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

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Capital expenditures of the Commercial Vehicles segment for fixed assets amounted to [EURO]1.5 billion in 2001. Principal areas of investment were the preparation for the production of the new compact van Vaneo, the successor model of the Vito, successor models to the Freightliner Business Class, and new diesel engines.

    Research and development projects focused on new products, especially a new Freightliner truck, and successor models of existing product lines, primarily the Vito.

    The table below shows the capital expenditures for fixed assets and the research and development expenditures of the Commercial Vehicles segment during the last three years:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           2001          2000          1999
                                                         --------      --------      --------
                                                                 ([EURO] IN MILLIONS)
Capital expenditures for fixed assets..................   1,484         1,128          809
Research and development...............................   1,015           974          880

SERVICES

    DaimlerChrysler conducts its services business through its wholly-owned subsidiary DaimlerChrysler Services AG. The services activities consist primarily of financial services supporting the Group's automotive core business along the automotive value chain. Services contributed approximately 10% of Group revenues in 2001.

    The following table shows the revenues generated by Services since 1999:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
                                                           ([EURO] IN MILLIONS)
Financial Services..................................   16,851     15,088     10,015
IT Services(1)......................................       --      2,438      2,917
                                                       ------     ------     ------
    Total...........................................   16,851     17,526     12,932
                                                       ======     ======     ======

------------------------------

(1) As a result of the disposition of DaimlerChrysler's controlling interest in its IT subsidiary in October 2000, revenues for 2000 only include the activities for the first nine months of the year.

                         ------------------------------

    On October 1, 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. As part of the transaction, Deutsche Telekom contributed [EURO]4.6 billion in cash to DaimlerChrysler's information technology subsidiary debis Systemhaus (now known as T-Systems ITS) in return for which Deutsche Telekom received a 50.1% interest in that company. Following this transaction, the Group accounted for its 49.9% interest in T-Systems ITS using the equity method of accounting. In
January 2002, DaimlerChrysler decided to exit the joint venture by exercising its option to sell to Deutsche Telekom the Group's 49.9% interest for proceeds of [EURO]4.7 billion. The sale is expected to close in March 2002 with the termination of the joint venture. See also "Material Contracts" in "Item 10. Additional Information" and Notes 11 and 34 to the Consolidated Financial Statements.

    Following a decision of DaimlerChrysler's Board of Management in 2001, DaimlerChrysler and GE Capital reached an agreement in January 2002 for GE Capital to purchase a portion of DaimlerChrysler's Capital Services portfolio in the United States. DaimlerChrysler will receive approximately [EURO]1.3 billion for the sale. DaimlerChrysler expects the transaction to be completed in the first quarter of 2002.

    FINANCIAL SERVICES. Financial Services is one of the leading financial services providers in the world outside the banking and insurance sector. Financial Services offers customized financing and leasing packages, primarily in connection with the sale of DaimlerChrysler automotive products. In addition to consumer and dealer automotive financing, it also provides dealer facility development and management, fleet management and insurance-related activities such as direct insurance (mainly dealer property and casualty insurance) and insurance and reinsurance brokerage.

    MARKETS, SALES AND COMPETITION

    The following table shows the distribution of Services' revenues by geographic market since 1999:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2001     2000(1)      1999
                                                      --------   --------   --------
                                                           ([EURO] IN MILLIONS)
European Union......................................    4,646      6,073      5,705
    Germany.........................................    3,182      4,139      4,196
    Other...........................................    1,464      1,934      1,509
NAFTA region........................................   11,596     10,643      6,356
    United States...................................    9,868      9,229      5,491
    Canada and Mexico...............................    1,728      1,414        865
Other markets.......................................      609        810        871
                                                       ------     ------     ------
    World...........................................   16,851     17,526     12,932
                                                       ======     ======     ======

------------------------------

(1) As a result of the disposition of DaimlerChrysler's controlling interest in its IT subsidiary in October 2000, revenues for 2000 include IT activities only for the first nine months of the year.

                         ------------------------------

    In 2001, Financial Services focused its activities further on offering services in connection with the sale of DaimlerChrysler's automotive products. It generated approximately 69% of its total 2001 business volume in the NAFTA region, 19% in Germany and 9% in other European Union countries. For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    The Financial Services business unit processed approximately 2,019,000 new leasing and finance contracts in 2001 with a total value of [EURO]54.9 billion, a slight decrease of approximately 3% in new contract value compared to 2000 when it processed approximately 2,095,000 new contracts with a total value of [EURO]56.8 billion. The decrease in total value is primarily the result of reduced contract volume in the non-automotive area. The average monthly payment for new vehicle installment sale contracts in 2001 was [EURO]706. The average new contract balance amounted to [EURO]27,171 and the average original term was 45 months.

    The following table shows the number and total value of new leasing and finance contracts as well as the total number and value of contracts of Financial Services outstanding at December 31, 2001:

                                 NEW              VALUE              TOTAL             VALUE
                              CONTRACTS    ([EURO] IN MILLIONS)    CONTRACTS    ([EURO] IN MILLIONS)
                              ---------   ----------------------   ---------   ----------------------
United States(1)............  1,224,259           35,702           4,155,076           93,221
Germany(1)..................    266,944            6,312             573,302           11,509
Canada(1)...................    153,713            3,442             483,906            8,089
Netherlands.................     16,630              469              45,716            5,094
United Kingdom(1)...........     41,148            1,288             106,493            2,598
Italy.......................     62,107            1,406             145,563            2,469
Mexico......................     59,782            1,134             109,953            2,069
Japan(1)....................     27,951              947              77,006            1,664
France......................     34,384              817              72,551            1,536
Australia(1)................     14,227              422              34,589              949
Other(1)....................    118,315            2,932             275,192            2,630
                              ---------           ------           ---------          -------
    Total...................  2,019,460           54,871           6,079,347          131,828
                              =========           ======           =========          =======

------------------------------

(1) Includes portfolios of activity conducted by Financial Services which have been included in several asset-backed receivables transactions in these countries.

                         ------------------------------

    Competitors in the leasing and financial services area include leasing and finance subsidiaries of banks and financial institutions and of other automobile manufacturers to the extent they do not limit their leasing and financial services activities to their own automobile brands.

    In Germany, DaimlerChrysler Services plans to offer an expanded range of financial services through the DaimlerChrysler Bank GmbH. The DaimlerChrysler Bank is expected to start operations as a fully licensed bank in 2002 and plans to offer its services primarily to customers and employees of DaimlerChrysler.

    DaimlerChrysler Services and the City of Berlin operate a traffic management center that collects and uses traffic data, especially for traffic routing. DaimlerChrysler Services plans to expand further its activities in the area of mobility management services along DaimlerChrysler's automotive value chain. DaimlerChrysler Services is part of a consortium with Deutsche Telekom and Cofiroute which is in negotiation with the German government regarding electronic toll collection to be imposed on commercial vehicles over 12t GVW using German highways (AUTOBAHNEN). Austria expects to introduce a similar toll collection system for commercial vehicles, and DaimlerChrysler Services intends to submit a bid as part of a consortium with Deutsche Telekom, Cofiroute, Efkon and Alpine in the first quarter of 2002.

    CAPITAL EXPENDITURES

    In 2001, capital expenditures for fixed assets, largely data processing equipment, decreased to [EURO]112 million (2000: [EURO]282 million). Additions to equipment on operating leases amounted to [EURO]14.3 billion (2000:
[EURO]15.6 billion).

OTHER ACTIVITIES

    Revenues of this segment originate mainly from the MTU Aero Engines business unit. Operating results of this segment also include DaimlerChrysler's share in the operating results of its equity method investments in European Aeronautic Defence and Space Company EADS N.V. (EADS), in Mitsubishi Motors Corporation and in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic GmbH) and its subsidiaries (TEMIC). The segment also contains DaimlerChrysler's real-estate activities, corporate research and the Group's holding and finance companies.

    In 2001, this segment contributed approximately 3% of DaimlerChrysler's total revenues. The following table shows the revenues generated by this segment since 1999:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
                                                            ([EURO] IN MILLIONS)
MTU Aero Engines.....................................   2,487       2,106      1,740
Former aerospace activities (excluding MTU Aero
  Engines)(1)........................................      --       3,281      7,451
Automotive Electronics(2)............................     294       1,067        890
Rail Systems(3)......................................   1,086       3,900      3,562
Other Businesses(4)..................................     640         261        441
                                                        -----      ------     ------
    Total............................................   4,507      10,615     14,084
                                                        =====      ======     ======

------------------------------

(1) As a result of DaimlerChrysler's disposition in July 2000 of all of its aerospace activities with the exception of the aero engines business, revenues for 2000 include these activities only for the first half of 2000.

(2) As a result of DaimlerChrysler's disposition of its controlling interest in the TEMIC automotive electronics activities in April 2001, revenues for 2001 include these activities only through March 31, 2001.

(3) As a result of DaimlerChrysler's disposition of its rail systems activities effective May 1, 2001, revenues for 2001 include these activities only through April 30, 2001.

(4) The revenues in this category principally derive from real estate projects (including Potsdamer Platz) and headquarters services functions.

                         ------------------------------

    For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    In July 2000, DaimlerChrysler combined the aerospace activities operated by its subsidiary DaimlerChrysler Aerospace AG (Dasa), with the businesses of the French aerospace company Aerospatiale Matra S.A. and the Spanish aerospace company Construcciones Aeronauticas S.A. (CASA) in EADS. As part of the transaction, DaimlerChrysler exchanged its controlling interest in DaimlerChrysler Aerospace for a 33% equity interest in EADS for which it accounts using the equity method of accounting. DaimlerChrysler retained the aero engines business operated by MTU Aero Engines GmbH.

    MTU AERO ENGINES. The MTU Aero Engines business unit consists of MTU Aero Engines GmbH and its subsidiaries. MTU Aero Engines is mainly involved in the development, production and maintenance of engines for commercial, executive and military aircraft. MTU Aero Engines participates in several international aircraft engine cooperations with other engine manufacturers, including, for example, General Electric, Pratt & Whitney and Rolls Royce. MTU Aero Engines is also one of the leading providers of maintenance and repair services for jet engines.

    AUTOMOTIVE ELECTRONICS. In April 2001, DaimlerChrysler completed the sale of a 60% interest in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic GmbH) and its subsidiaries to Continental AG. The sale agreement confers on Continental the option to acquire from the Group, and on DaimlerChrysler the option to sell to Continental, the Group's remaining 40% interest in TEMIC. The DaimlerChrysler option is exercisable from April 1, 2002 through July 31, 2004. The Continental option is exercisable from November 1, 2004 through October 31, 2005. DaimlerChrysler accounts for its remaining interest in TEMIC using the equity method of accounting. Through TEMIC, DaimlerChrysler conducted its Automotive Electronics activities which focused on electronic systems for engines, safety systems and applications that enhance driving comfort.

    RAIL SYSTEMS. Following the closing of the sale of its subsidiary DaimlerChrysler Rail Systems GmbH (Adtranz) to the Canadian company
Bombardier Inc. on April 30, 2001, DaimlerChrysler transferred control over the operations of Adtranz to Bombardier on May 1, 2001. Accordingly, the operating activities of Adtranz are reflected in the Consolidated Financial Statements of DaimlerChrysler through April 30, 2001. Adtranz' products and services included people movers, light rail vehicles, metros, diesel and electric regional and intercity multiple units, electric and diesel locomotives, high speed trains and customer support. See also "Other Financial Information -- Legal Proceedings" in "Item 8. Financial Information."

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of revenues of this segment by geographic market since 1999:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                       2001(1)    2000(2)      1999
                                                       --------   --------   --------
                                                            ([EURO] IN MILLIONS)
European Union.......................................   2,068       7,168     10,793
    Germany..........................................   1,377       2,944      4,876
    Other............................................     691       4,224      5,917
NAFTA region.........................................   2,012       2,285      2,095
    United States....................................   1,804       2,054      1,913
    Canada and Mexico................................     208         231        182
Asia.................................................     167         325        476
Other markets........................................     260         837        720
                                                        -----      ------     ------
    World............................................   4,507      10,615     14,084
                                                        =====      ======     ======

------------------------------

(1) The decrease in 2001 revenues is primarily due to DaimlerChrysler's disposition in 2000 of all of its aerospace activities with the exception of the aero engines business, and the sale in 2001 of its rail systems activities and a controlling interest in the Automotive Electronics activities.

(2) The decrease in 2000 revenues is primarily due to DaimlerChrysler's disposition in July 2000 of all of its aerospace activities with the exception of the aero engines business. As a result, revenues from aerospace activities (excluding the aero engines business) are only included for the first half of the year.

                           SUPPLIES AND RAW MATERIALS

    In 2001, the DaimlerChrysler Group purchased goods and services from suppliers around the world with a total value of approximately
[EURO]106.5 billion (2000: [EURO]113.3 billion). Mercedes-Benz Passenger Cars & smart accounted for 33% of total purchase volume, Chrysler Group for 43%, Commercial Vehicles for 19%, Services for 2%, and Other Activities for 3%. DaimlerChrysler enters into long-term supply agreements for the purchase of various commodities used to manufacture vehicles. It also purchases commodities on the spot market from time to time.

    DaimlerChrysler operates its worldwide procurement and supply activities through a single Global Procurement and Supply function. It employs the Extended Enterprise-Registered Trademark- concept to maximize the efficiency of supply networks by involving not only the first tier supplier but also sub-suppliers, raw material suppliers, and transportation carriers. DaimlerChrysler increasingly uses e-business activities in the fields of electronic purchasing (e-procurement) and management of logistics processes (supply network collaboration). In particular, DaimlerChrysler, and also Ford, General Motors, Nissan, PSA and Renault work closely with Covisint, a joint venture company that operates a business-to-business (B2B) Internet marketplace offering e-procurement services to participants in the automotive industry.

    In 2001, prices for steel products declined slightly due to reduced demand. Aluminum and copper prices decreased due to weaker demand and slowing global economies. Resin (plastic) prices fluctuated with the price of oil and demand. Material shortages and substantial price increases were avoided due to close cooperation with suppliers under the Extended Enterprise-Registered Trademark-concept.

    Prices for precious metals declined on average throughout the automotive industry. To minimize the dependence on these highly volatile materials, DaimlerChrysler's purchasing and engineering initiatives improved existing processes and researched alternative materials and processes.

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

    The EPA also adopted Tier 2 standards that establish identical stringent tailpipe emission requirements for passenger cars and light trucks. Tier 2 standards, which will be phased in over model years 2004-2009, extend to 120,000 miles the obligation to recall vehicles that fail to meet the standards. The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Manufacturers, including DaimlerChrysler, will not be able to sell vehicles in the United States that do not meet the standards. Complying with these new standards will require further research and development achievements on the part of the automotive industry.

    Separate standards are in effect for heavy-duty commercial vehicles. More stringent standards will apply in model year 2004, and even more stringent standards have been adopted beginning in model year 2007.

    CALIFORNIA STANDARDS. The State of California sets its own stringent emission control standards for passenger cars and trucks under the low emission vehicle program run by the California Air Resources Board (CARB). The standards in effect for model years 1993-2003 will be succeeded by more restrictive standards to be phased in over model years 2004-2007. Meeting these new standards will require significant progress in the development of engine, exhaust, and fuel technologies.

    An important part of California's low emissions vehicle program is the introduction of zero-emission vehicles. Beginning with model year 2003, up to 10% of the passenger cars and light trucks produced and delivered for sale each year by a large-volume manufacturer in California must be certified as zero-emission vehicles that produce no emissions of regulated pollutants (the "ZEV mandate"). In December 2001, CARB amended the ZEV mandate regulations to, among other things, limit the use of credits generated under the program in connection with neighborhood electric vehicles. The California Office of Administrative Law then invalidated the amendments based on CARB's failure to follow procedural requirements. In response, CARB announced that it would re-promulgate the amendments by May 2002, and that the ZEV mandate regulations in effect in 1999, which are more stringent in certain respects than the regulations as proposed to be amended, would apply in the interim. DaimlerChrysler Corporation and other vehicle manufacturers and dealers have filed lawsuits in state and federal court challenging the legality of both the proposed amendments and the reversion to the 1999 regulations.

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

    DaimlerChrysler Corporation has held discussions with CARB and the EPA about the performance of the catalytic converters in certain of its 1991-1999 model year vehicles, and the on-board diagnostic systems used to monitor catalytic converter function in certain of its 1996-2001 model year vehicles. DaimlerChrysler Corporation would incur significant costs if it were required to repair or replace these emission control devices.

    EUROPEAN STANDARDS. Current vehicle emission control standards in the European Union are generally no more restrictive than U.S. standards. However, the EU Commission and the European Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2000 (EURO 3) and 2005 and thereafter (EURO
4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the European Parliament for model years 2000 (EURO 3), 2005 (EURO 4, stage 1) and 2008 and thereafter (EURO 4, stage 2). DaimlerChrysler believes that its passenger cars and commercial vehicles will comply with the European standards.

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

    More stringent CAFE standards may be adopted as a way of reducing "green house gas" carbon dioxide emissions by increasing fuel economy. These emissions are said to contribute to global warming, which has become a matter of international concern. In 2001, the United States withdrew from the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which called for the United States to reduce its fossil energy use substantially during years 2008-2012. Nevertheless, the United States is considering ways to achieve reductions in fossil energy use, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage. These actions could be costly to DaimlerChrysler and could significantly restrict the products it is able to offer in the United States.

    In addition to conventional gasoline powered vehicles, DaimlerChrysler manufactures vehicles that operate on compressed natural gas, liquid petroleum gas, and electricity, and flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels.

    EUROPEAN STANDARDS. The European Union signed and announced that it will ratify the Kyoto Protocol. The European Union will therefore have to reduce carbon dioxide emissions substantially during years 2008-2012. In 1999, the European Union entered into a voluntary agreement with the European automotive manufacturers association which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average new car sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The European Union has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. Vehicle manufacturers have agreed to reexamine in 2003 whether further reductions are possible by 2010. Achievement of these reductions will require European vehicle manufacturers, including DaimlerChrysler, to improve engine and overall efficiency and reduce vehicle weight. In addition, the European Union and the European automotive manufacturers association are expected to enter into a voluntary agreement for light commercial vehicles in 2002.

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

    In general, vehicle safety regulations in Canada are similar to those in the United States. Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union or by individual countries. In 1999, the EU Commission proposed to expand existing vehicle safety regulations by a directive on pedestrian protection. In 2001, the EU Commission proposed a voluntary agreement that would replace the proposed directive and enforce pedestrian protection earlier. The European Union and the European automotive manufacturers association are expected to enter into such agreement in 2002. Countries in South America and Asia have also established vehicle safety regulations.

    In 2001, NHTSA completed its Interim Final Rule relating to advanced airbag systems. The rule imposes a new regimen of tests with stringent new injury criteria, and sets forth a compliance phase-in schedule mandating that 35% of all vehicles produced by a manufacturer for the 2004 model year, 65% for the 2005 model year, and 100% for the 2006 and 2007 model years, meet the new safety standard. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment.

    The Transportation Recall Enhancement, Accountability and Documentation Act (the TREAD Act) was enacted in the United States on November 1, 2000. NHTSA is in the process of implementing the mandates of the TREAD Act, which include: a tire pressure warning system; a consumer information program based on a dynamic rollover test; upgraded tire safety standards; and the development of a system of collecting from manufacturers information relating to vehicle performance and customer complaints to assist in the early identification of potential vehicle defects. The implementation of such mandates is likely to impose significant additional cost and complexity to the vehicle development process. The TREAD Act also increases NHTSA's authority to impose civil penalties for noncompliance and specifies possible criminal penalties.

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

ENVIRONMENTAL MATTERS

    In the United States, the EPA and various state agencies have notified DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. It is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs. As of December 31, 2001, DaimlerChrysler Corporation may incur remediation costs at 156 sites in connection with the foregoing matters and other remediation issues at its active or deactivated facilities.

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

    In 2000, the EU Commission issued a directive that requires automobile manufacturers to take back all end-of-life passenger cars (up to 9 seats) and trucks (up to 3.5t total weight) sold after July 1, 2002 and, beginning
January 1, 2007, all end-of-life passenger cars including those sold before July 1, 2002. This directive stipulates that automotive manufacturers incur all, or a significant part of, the costs of recycling such vehicles. The directive affects all end-of-life-vehicles in the European Union and imposes additional costs on automobile manufacturers which could be significant. In Germany, automobile manufacturers are currently required to take back up to twelve year old passenger cars free of charge. Older vehicles and batteries are also taken back for disposal or recycling but manufacturers are allowed to charge their costs. In addition, German manufacturing facilities are subject to enhanced noise restrictions.

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

                            INTRODUCTION OF THE EURO

    On January 1, 1999, eleven member states of the European Union -- Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain -- introduced the euro as their common legal currency for "paperless" transactions (European Monetary Union). Since then, funds denominated in the currency of one participating member state are converted into the currency of another participating member state based on a fixed conversion rate. On January 1, 2001, Greece joined the European Monetary Union. On
January 1, 2002, the euro also became the official legal tender for cash transactions in all member states of the European Monetary Union. By
February 28, 2002, the euro will be the sole legal tender for the member states participating in the European Monetary Union. The national currencies of those member states will then be withdrawn from circulation.

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

    BUSINESS AND COMPETITIVE IMPLICATIONS. The euro leads to greater market efficiency and fosters a more competitive economic environment within and among the participating member states. The fact that the pricing of products and services is more transparent through the use of a single common currency continues to lead to increased price harmonization within the euro zone. See also "Factors Affecting Operations and Financial Reporting" in "Item 5. Operating and Financial Review and Prospects."

    CURRENCY AND FOREIGN EXCHANGE EXPOSURE. Transition to the euro with its fixed exchange rates among national currencies of the participating member states has eliminated the need for exchange transactions in those currencies. For DaimlerChrysler, this has led to savings in transaction and hedging costs of at least [EURO]50 million annually.

                            DESCRIPTION OF PROPERTY

    At December 31, 2001, the DaimlerChrysler Group had 108 manufacturing facilities worldwide; 17 are located in Germany and 46 in the United States. Most of the remaining facilities are in Mexico, Canada, France, Brazil, South Africa and Spain. The Group also has other properties, including office buildings, spare parts centers, research laboratories, testing tracks and warehouses, mainly in Germany and in the United States. The Group owns most of its manufacturing facilities and other properties.

    The following table shows a list of all principal production and other facilities of the DaimlerChrysler Group throughout the world:

    PRODUCTION FACILITIES

MERCEDES-BENZ PASSENGER CARS & SMART

GERMANY
    - Berlin............................   Manufacturing plant for engines and components
    - Bremen............................   Bodywork and assembly plant
    - Hamburg...........................   Manufacturing plant for axles and components
    - Rastatt...........................   Bodywork and assembly plant
    - Sindelfingen......................   Bodywork and assembly plant
    - Stuttgart-Untertuerkheim..........   Manufacturing plant for engines, axles and gearboxes

UNITED STATES
    - Tuscaloosa, Alabama...............   Bodywork and assembly plant

BRAZIL
    - Juiz de Fora......................   Bodywork and assembly plant

FRANCE
    - Hambach...........................   Bodywork and assembly plant

SOUTH AFRICA
    - East London.......................   Bodywork and assembly plant

CHRYSLER GROUP

UNITED STATES
    - Belvidere, Illinois...............   Bodywork, assembly and stamping plant
    - Dayton, Ohio......................   Manufacturing plant for thermal products
    - Detroit, Michigan.................   Bodywork and assembly plants, manufacturing plants for
                                             engines, axles and glass
    - Fenton, Missouri..................   Bodywork and assembly plants
    - Huntsville, Alabama...............   Manufacturing plant for automotive electronics
    - Indianapolis, Indiana.............   Foundry for engine blocks
    - Kenosha, Wisconsin................   Manufacturing plant for engines
    - Kokomo, Indiana...................   Transmission plants, aluminum die castings plant
    - New Castle, Indiana...............   Forging, machining and assembly plant for components
    - Newark, Delaware..................   Bodywork and assembly plant
    - Sterling Heights, Michigan........   Bodywork and assembly plant, stamping and subassembly plant
    - Toledo, Ohio......................   Bodywork and assembly plants, machining plant for components
    - Trenton, Michigan.................   Manufacturing plant for engines
    - Twinsburg, Ohio...................   Stamping and subassembly plant
    - Warren, Michigan..................   Bodywork and assembly plant, stamping and subassembly plant

AUSTRIA
    - Graz..............................   Bodywork and assembly plant

CANADA
    - Bramalea..........................   Bodywork, assembly and stamping plant
    - Windsor...........................   Bodywork and assembly plants

MEXICO
    - Mexico City.......................   Bodywork and assembly plant
    - Saltillo..........................   Bodywork and assembly plant, engine plant
    - Toluca............................   Bodywork and assembly plant, engine plant

COMMERCIAL VEHICLES

GERMANY
    - Duesseldorf.......................   Bodywork and assembly plant, manufacturing plant for
                                             steering systems
    - Friedrichshafen...................   Manufacturing plant for diesel engines
    - Gaggenau..........................   Bodywork and assembly plant, manufacturing plant for axles and transmissions
    - Kassel............................   Manufacturing plant for axles
    - Ludwigsfelde......................   Bodywork and assembly plant
    - Mannheim..........................   Bodywork and assembly plant, manufacturing plant for engines
    - Ulm...............................   Bodywork and assembly plant
    - Woerth............................   Bodywork and assembly plant

UNITED STATES
    - Cleveland, North Carolina.........   Bodywork and assembly plant
    - High Point, North Carolina........   Bodywork and assembly plant
    - Mt. Holly, North Carolina.........   Bodywork and assembly plant
    - Portland, Oregon..................   Bodywork and assembly plant
    - Redford, Michigan.................   Assembly plant, manufacturing plant for engines

ARGENTINA
    - Buenos Aires......................   Bodywork and assembly plant

BRAZIL
    - Sao Bernardo do Campo.............   Bodywork and assembly plant

CANADA
    - Kelowna...........................   Bodywork and assembly plant
    - St. Thomas........................   Bodywork and assembly plant

MEXICO
    - Santiago Tianguistenco............   Assembly plant

SPAIN
    - Barcelona.........................   Manufacturing plant for engines, transmissions and axles
    - Vitoria...........................   Bodywork and assembly plant

TURKEY
    - Aksaray...........................   Bodywork and assembly plant, manufacturing plant for engines and axles
    - Hosdere...........................   Assembly plant

OTHER ACTIVITIES

GERMANY
    - Muenchen..........................   Manufacturing plant for aircraft engines
    - Hannover..........................   Maintenance plant for commercial aircraft engines
    - Ludwigsfelde......................   Maintenance plant for commercial aircraft engines and
                                             industrial gas turbines

OTHER FACILITIES

GERMANY
    - Berlin............................   Potsdamer Platz real estate project, including
                                             DaimlerChrysler Services headquarters
    - Stuttgart-Moehringen..............   DaimlerChrysler headquarters
    - Ulm...............................   Research center

UNITED STATES
    - Auburn Hills, Michigan............   DaimlerChrysler headquarters and technology center

    DaimlerChrysler Corporation entered into an agreement with Behr America, Inc. in February 2002 for the sale of the Dayton thermal products facility to a joint venture company in which DaimlerChrysler Corporation will maintain a minority interest for two years. The transaction is subject to regulatory approval. In addition, DaimlerChrysler Corporation and Magna International Inc. on February 15, 2002 confirmed a business agreement for the sale of the plant in Graz, Austria, subject to certain approvals.

    At year-end 2001, the total amount of indebtedness secured by mortgages and other security interests on the Group's principal facilities was [EURO]1.6 billion, which related to the Potsdamer Platz real estate project.

    DaimlerChrysler believes that the Group's principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the needs of the DaimlerChrysler Group.

    As part of its strategic planning process, DaimlerChrysler periodically reviews worldwide capacity requirements, especially in North and South America. In addition, Chrysler Group and Freightliner have announced that they plan to close or sell several plants in connection with their respective turnaround plans. See "Description of Business Segments -- Chrysler Group" and "Description of Business Segments -- Commercial Vehicles."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

                             ACCOUNTING PRINCIPLES

U.S. GAAP

    DaimlerChrysler has prepared its Consolidated Financial Statements in accordance with U.S. GAAP. See Note 1 to the Consolidated Financial Statements.

OPERATING PROFIT

    The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income (loss) before financial income included in the consolidated statement of income (loss), modified to exclude pension and postretirement benefit expenses other than service costs, to include pretax operating income (loss) from affiliated and associated companies, to include financial income (loss) from related companies, and to include or exclude certain miscellaneous items. See Note 32 to the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

    In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of
Liabilities -- a replacement of FASB Statement No. 125." This statement revised the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures.
SFAS 140 was effective for transactions occurring after March 31, 2001. Adoption of this replacement standard did not have a material effect on DaimlerChrysler's consolidated financial statements.

    During 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The issue requires that an entity recognizes sales incentives at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of the sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the issue was effective for DaimlerChrysler in its financial statements beginning April 1, 2001. DaimlerChrysler applied the consensus prospectively in 2001. The adoption of Issue 00-14 did not have a material impact on the Group's consolidated financial statements.

    In July 2001, the FASB issued SFAS 141, "Business Combinations," and
SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and subsequently, SFAS 144 after its adoption (see below). Any recognized intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    DaimlerChrysler adopted the provisions of SFAS 141 as of July 1, 2001, and SFAS 142 is effective January 1, 2002. Goodwill that was acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life that was acquired after June 30, 2001 were not amortized. Goodwill acquired in business combinations completed before July 1, 2001, and intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 requires the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of SFAS 142, the Group is also required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

    In connection with the transitional impairment evaluation, SFAS 142 requires DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler is currently (1) identifying its reporting units, (2) determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and
(3) determining the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss). Because of the extensiveness of the efforts needed to comply with the adoption of these statements, it is not practicable to reasonably estimate the impact on the Group's financial statements.

    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group expects to adopt SFAS 143 on January 1, 2003. DaimlerChrysler is currently determining the impact of the adoption of SFAS 143.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Group's financial statements.

                                   INFLATION

    The rates of inflation on an annual average basis in Germany during 2001, 2000 and 1999 were 2.5%, 1.9% and 0.6%, respectively. The inflation rates on an annual average basis in the United States for those years were 2.8%, 3.4% and 2.2%, respectively. The effects of inflation on the Group's operations have not been significant in recent years.

              FACTORS AFFECTING OPERATIONS AND FINANCIAL REPORTING

    DaimlerChrysler conducts activities in all major markets and most significant national economies in the world, generating cash flows in a variety of currencies, principally the euro, the dollar and the yen. From time to time the Group's operations are affected by various risks that result from fluctuating economic, political, social, industry, business and financial conditions, particularly in its primary markets of Europe and North America. In general, the Group's long-term profitability is significantly dependent on its ability to continue its capital expenditure and vehicle development programs, to market its vehicles successfully in an increasingly competitive environment, to effectively implement its turnaround plans at Chrysler Group and Freightliner and to offer attractive leasing and finance opportunities to its customers. Reported results of the Group's operations are also subject to some uncertainty arising from judgmental factors influencing the selection and consistent application of accounting principles and methods.

RISK FACTORS

    ECONOMIC

    - DaimlerChrysler derives substantial revenues from the United States and Western Europe. A significant U.S. automotive industry-wide decline in vehicle sales could result if the current recession in the U.S. economy persists for a prolonged period of time and if consumer confidence is not restored. This factor could also lead to a further slow-down of economic growth and a corresponding significant reduction in vehicle demand in Western Europe. Consumer confidence and the U.S. and global economies overall are further subject to uncertainties arising from the September 11 terrorist attacks, the subsequent war on terrorism and the anticipation of possible future attacks. If current slow economic conditions and the uncertain political climate continue or deteriorate, and consumer confidence is not restored, DaimlerChrysler's future sales and operating results could suffer a significant adverse effect.

    - An economic decline in Asia, continued adversity in Japanese economic conditions or a major economic downturn in Korea could delay DaimlerChrysler's strategic expansion in emerging Asian markets, which is an important feature of the Group's long-term strategic plan for growth. Due to weak economic conditions in Asia and a relatively strong U.S. dollar, Asian competitors with excess capacity may intensify their efforts to export vehicles to North America.

    - DaimlerChrysler maintains production facilities and sales and finance companies in South America. To the extent that uncertainties continue to surround the economic situation in Argentina and those uncertainties negatively affect other economies in South America important to DaimlerChrysler, such as Brazil, future sales and operating results could be adversely affected.

    INDUSTRY AND BUSINESS

    - A prolonged economic downturn in North America or Europe, or both, would intensify competitive pricing pressure because of automotive industry overcapacity, and manufacturers of passenger cars and commercial vehicles could be forced to decrease production, reduce capacity and increase sales incentives further. Industry-wide sales are expected to decline in North America from prior year levels, and competition in North America is expected to intensify further. The financial performance of Chrysler Group and Freightliner will depend, in large part, on the success of their turnaround plans in addressing these possible developments. The profitability of DaimlerChrysler will be adversely affected if Chrysler Group and Freightliner do not successfully implement their turnaround plans.

    - Revenues and operating results of the Chrysler Group derive principally from the U.S. and Canadian automotive markets. In 2001, retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada decreased slightly compared to 2000. The decrease from 2000 to 2001 might have been greater if it were not for the introduction of more extensive sales incentives, such as zero percent financing, beginning in September 2001. These sales incentives may have influenced customers to accelerate into 2001 purchases otherwise planned for 2002. In the absence of continued sales incentives, retail industry sales may decrease more significantly in 2002 than in 2001.

    - The price transparency and harmonization resulting from the introduction of the euro and the development of alternative distribution channels such as the internet may help generate further pricing pressure within the automotive industry. A decision of the European Commission not to extend the current "block exemption" regulation (GRUPPENFREISTELLUNGSVERORDNUNG), which allows automobile manufacturers to use selective and exclusive distribution networks until September 2002, may also negatively affect automobile manufacturers in the European Union.

    - Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to the success of automobile manufacturers. DaimlerChrysler's ability to strengthen its position within its traditional product and market segments while expanding into additional market segments with innovative new products will play an important role in determining its future success. A general shift in consumer preferences towards smaller, low-margin vehicles, which could result from, among other things, government regulations, environmental concerns or increasing fuel prices, could have a negative impact on DaimlerChrysler's profitability. Potential delays in bringing new vehicles to market and lack of market acceptance of its new models would adversely affect DaimlerChrysler's financial results.

    - Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Component parts or assembly defects could require DaimlerChrysler to publicly undertake service actions or recall campaigns. Such actions could require DaimlerChrysler to expend considerable resources in correcting these problems and could influence purchasing decisions of potential purchasers of DaimlerChrysler vehicles, thereby negatively affecting DaimlerChrysler's future sales and profitability. See "Critical Accounting Policies."

    - In an increasingly competitive market environment, DaimlerChrysler and other automobile manufacturers may be forced to increase efficiency by further reducing costs along the automotive value chain, including suppliers. Pricing pressure on suppliers, however, has the potential to create additional quality risks.

    - The automotive industry is subject to extensive government regulation. Laws in various jurisdictions regulate the occupant safety and environmental impact of vehicles, including emission levels, fuel economy and noise, as well as the levels of pollutants generated by the plants that produce them. The cost of complying with these regulations could be significant, and DaimlerChrysler expects to incur such compliance costs in the future. New legislation, such as the Transportation Recall Enhancement, Accountability and Documentation Act (the TREAD Act) in the United States and the European Union's directive on end-of-life vehicle recycling, will also subject DaimlerChrysler to additional expense, which could be significant in the future.

    - To the extent that sales incentives in the North American market remain an integral part of sales promotion, resale prices of used vehicles and, correspondingly, the carrying value of leased vehicles may experience further downward pressure. See "Critical Accounting Policies."

    - Financial services offered in connection with the sale of vehicles also involve risks relating to increased cost of capital and consumer and dealer insolvencies. A prolonged recession in the U.S. or European economies may affect DaimlerChrysler's future credit losses on lease and finance receivables. See "Critical Accounting Policies."

    FINANCIAL

    - DaimlerChrysler's businesses, operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the dollar, the euro and other world currencies. In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments.

    - In order to manage the liquidity and cash needs of its day-to-day operations, DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities. These interest rate sensitive assets and liabilities are subject to risks which are, to some extent, reduced by the use of derivative financial instruments.

    - In 2001, Moody's Investors Service and Standard & Poor's Ratings Services each lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG and/or revised the outlook in respect of its ratings. In addition, Moody's Investors Service and Standard & Poor's Ratings Services each lowered its ratings for commercial paper issued by DaimlerChrysler AG and its subsidiaries. See "Liquidity and Capital Resources." The downgrades resulted primarily from the decline in operating results at Chrysler Group and Freightliner, increased competitive pressure and lower expectations for vehicle unit sales in North America. Additional downgrades by the ratings agencies would further increase DaimlerChrysler's cost of capital and could negatively affect its businesses, especially the lease and sales financing business which is typically financed with a high proportion of debt.

    - To manage liquidity of the Group, DaimlerChrysler depends heavily on the issuance of medium-term debt, principally in the U.S. and European capital markets. Future declines in DaimlerChrysler's operating performance and changes in demand for this type of investment could have an adverse affect on DaimlerChrysler's ability to execute this type of transaction.

    - DaimlerChrysler holds non-controlling equity interests in the European Aeronautic Defence and Space Company EADS N.V. (EADS) and in Mitsubishi Motors Corporation. The financial risks related to these investments are discussed below in "Critical Accounting Policies."

CRITICAL ACCOUNTING POLICIES

    Reported financial condition and results of operations of the Group are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Group's financial statements and the discussion below in "Operating Results."

    RECOVERABILITY OF EQUIPMENT ON OPERATING LEASES

    Equipment on operating leases (which consists primarily of passenger cars and commercial vehicles), where DaimlerChrysler is the lessor, is valued at acquisition cost and depreciated over its estimated useful life using the straight-line method to its estimated residual value. DaimlerChrysler utilizes industry published information and its historical experience to determine estimated residual values for these vehicles. DaimlerChrysler evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of significant declines in residual values. At
December 31, 2001, the carrying value of equipment on operating leases was [EURO]36.0 billion. To the extent that sales incentives remain an integral part of sales promotion (reducing new vehicle prices), resale prices of used vehicles and, correspondingly, the carrying value of DaimlerChrysler's leased vehicles could be subject to further downward pressure. If resale prices of used vehicles decline, future operating results are likely to be adversely affected by incremental charges.

    COLLECTIBILITY OF RECEIVABLES FROM FINANCIAL SERVICES

    Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. At
December 31, 2001, such receivables totaled [EURO]49.5 billion. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, DaimlerChrysler maintains an allowance for doubtful accounts representing management's estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. DaimlerChrysler determines the allowance for doubtful accounts based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change.

    Although management considers the allowance for doubtful accounts to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairment, (ii) information that indicates changes in the expected future cash flows, or (iii) changes in economic and other events and conditions. A prolonged economic downturn in North America and Western Europe could increase the likelihood of credit losses exceeding current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of DaimlerChrysler's sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in DaimlerChrysler's allowance for doubtful accounts, it could negatively affect future operating results.

    SIGNIFICANT BUSINESS CONCENTRATIONS AND RECOVERABILITY OF LONG-LIVED ASSETS

    DaimlerChrysler has a substantial concentration of its businesses in North America and Western Europe. These businesses are very capital intensive and have required (and will continue to require) significant investments in long-lived assets (property, plant, equipment and intangible assets including goodwill). At December 31, 2001, the carrying value of DaimlerChrysler's property, plant and equipment was [EURO]41.2 billion. Recoverability of long-lived assets (except intangible assets) being held and used is measured by a comparison of the carrying amount of an asset (or group of assets) to future net cash flows expected to be generated by the asset (or group of assets). If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. At December 31, 2001, the carrying value of intangible assets, including goodwill, was [EURO]2.9 billion. Intangible assets are evaluated for recovery based upon projected future cash flows. A prolonged economic downturn in DaimlerChrysler's major markets could intensify pricing pressure because of overcapacity in the automotive industry. Consequently, DaimlerChrysler could be forced to decrease production, reduce capacity and increase sales incentives further. Such events could decrease future estimates of net cash flows expected to be generated to the extent that certain long-lived assets would be considered impaired, negatively affecting future operating results.

    Mitsubishi Motors concentrates a substantial portion of its business in Japan and North America. EADS concentrates a substantial portion of its business with the airline industry. These businesses are also very capital intensive and have required (and will continue to require) significant investments in long-lived assets (property, plant, equipment and intangible assets including goodwill). The same accounting policies apply to the long-lived assets that reside within DaimlerChrysler's equity method investments in EADS and Mitsubishi Motors. The risks related to EADS' and Mitsubishi Motors' ability to recover their long-lived assets and the potential impact to DaimlerChrysler are discussed below.

    COMMERCIAL VEHICLE RESIDUAL VALUE GUARANTEES

    Freightliner has made financial commitments to certain customers that guarantee the residual values of commercial vehicles purchased. The guarantees are exercisable by these customers if they subsequently purchase a new commercial vehicle. At December 31, 2001, the total commitment approximated [EURO]2.5 billion. DaimlerChrysler's accounting policy is to accrue a liability, in the period it becomes probable that an expected shortfall will occur, for the difference between the residual value guarantee and the expected used truck market value at the date Freightliner must fulfill its commitment. DaimlerChrysler makes these assessments at the time of sale and periodically evaluates and updates them for the duration of the commitment period. In making its accounting estimate, DaimlerChrysler considers current commercial vehicle market value data and actual and expected loss experience. However, actual future loss experience may differ significantly from DaimlerChrysler's current assumptions. A decline in the U.S. economy in general and the commercial vehicle market specifically could significantly increase DaimlerChrysler's financial risk resulting from commitments to guarantee commercial vehicle residual values, thereby adversely affecting future operating results.

    LIABILITY FOR PRODUCT WARRANTIES

    DaimlerChrysler generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. All product warranties are consistent with commercial practices. DaimlerChrysler's accounting policy is to record an accrued liability for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management's best estimate at the time of sale of the total costs that DaimlerChrysler will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. Finally, as portions of the products sold and warranted by DaimlerChrysler contain parts manufactured (and warranted) by DaimlerChrysler's suppliers, the amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers. At December 31, 2001, DaimlerChrysler had accrued [EURO]9.1 billion for estimated product warranty claims. The foregoing evaluations are inherently uncertain as they require material estimates and some products' warranty periods extend for up to 7 years. Consequently, actual warranty costs will differ from the estimated amounts, perhaps significantly. If DaimlerChrysler were required to record additional warranty provisions in the future, it would negatively affect operating results.

    REALIZABILITY OF INVESTMENTS IN EADS AND MITSUBISHI MOTORS

    The carrying values of DaimlerChrysler's 33% ownership interest in EADS and its 37.3% ownership interest in Mitsubishi Motors were [EURO]3.8 billion and [EURO]1.6 billion, respectively, at December 31, 2001. The carrying values of the equity method investments in EADS and Mitsubishi Motors exceeded their quoted market values at December 31, 2001. DaimlerChrysler's accounting policy is to record a write-down of such investments to realizable value when a decline in fair value below carrying value is other than temporary. In determining if a decline in value is other than temporary, DaimlerChrysler considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of EADS and Mitsubishi Motors, and DaimlerChrysler's ability and intent to retain its investments in EADS and Mitsubishi Motors for a period of time sufficient to allow for any anticipated recovery in market value. As a result of this evaluation, at December 31, 2001, DaimlerChrysler determined there was no need to record a write-down of its investments in EADS and Mitsubishi Motors.

    The carrying value of DaimlerChrysler's investment in EADS is primarily dependent on EADS' ability to compete successfully with its Airbus aircraft in the commercial aircraft industry in terms of price, product quality and market acceptance of new models. Significant additional costs for security measures and a continuing decline in air travel currently burden the airline industry. As a result, orders for new aircraft and the exercise rate of existing purchase options may be significantly lower in the future which could adversely affect EADS' expected net cash flows and its ability to recover its long-lived assets. Consequently, DaimlerChrysler's proportionate share of EADS' future operating results and its ability to recover the full amount of its investment in EADS could be adversely affected.

    In February 2001, Mitsubishi Motors announced a restructuring plan designed to improve its financial performance and market position. Key initiatives include management changes, workforce reduction, elimination of excess production capacity and reduction of costs of purchased materials. Mitsubishi Motors' ability to execute its restructuring plan is dependent upon its capacity to secure adequate sources of funding to meet its liquidity needs, which could also require additional equity or some form of credit support. Mitsubishi Motors' expected net cash flows and its ability to recover its long-lived assets could also change. Consequently, DaimlerChrysler's proportionate share of Mitsubishi Motors' future operating results and its ability to recover the full amount of its investment in Mitsubishi Motors could be adversely affected if Mitsubishi Motors is not able to implement its restructuring plan successfully.

                               OPERATING RESULTS

    The DaimlerChrysler Group currently operates in five business segments:
(1) Mercedes-Benz Passenger Cars & smart; (2) Chrysler Group; (3) Commercial Vehicles; (4) Services; and (5) Other Activities.

    In 2001, DaimlerChrysler reorganized some of its business segments. Following the exchange in July 2000 of the Group's controlling interest in DaimlerChrysler Aerospace for a non-controlling (equity method) interest in

European Aeronautic Defence and Space Company EADS N.V. (EADS), DaimlerChrysler transferred the remaining businesses of the former Aerospace segment and the investment in EADS to the Other Activities segment. In January 2001, DaimlerChrysler combined the operations of MTU/Diesel Engines, which was previously part of the Other Activities segment, with the Commercial Vehicles' powertrain business in a new business unit within the Commercial Vehicles segment called DaimlerChrysler Powersystems. DaimlerChrysler has reclassified prior period amounts to conform its segment presentation to the new structure.

    The following discussion should be read in conjunction with Notes 1 and 32 to the Consolidated Financial Statements and "Factors Affecting Operations and Financial Reporting." The following table shows revenues and operating profit
(loss) for each of the five business segments during the last three fiscal years.

                             DAIMLERCHRYSLER GROUP
             BUSINESS SEGMENT REVENUES AND OPERATING PROFIT (LOSS)
                              ([EURO] IN MILLIONS)

                                                             YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------------
                                                2001                   2000                   1999
                                        --------------------   --------------------   --------------------
                                                   OPERATING              OPERATING              OPERATING
                                                    PROFIT                 PROFIT                 PROFIT
                                        REVENUES    (LOSS)     REVENUES    (LOSS)     REVENUES    (LOSS)
                                        --------   ---------   --------   ---------   --------   ---------
Mercedes-Benz Passenger Cars &
  smart...............................   47,705      2,951      43,700      2,145      38,100      2,703
Chrysler Group........................   63,483     (5,281)     68,372        501      64,085      5,051
Commercial Vehicles...................   28,572       (514)     29,804      1,212      27,609      1,157
Services..............................   16,851        612      17,526      2,457      12,932      2,039
Other Activities......................    4,507      1,181      10,615      3,590      14,084        241
Eliminations..........................   (8,245)      (267)     (7,633)      (153)     (6,825)      (179)
                                        -------     ------     -------     ------     -------     ------
    Total.............................  152,873     (1,318)    162,384      9,752     149,985     11,012
                                        =======     ======     =======     ======     =======     ======

                         ------------------------------

    Two transactions in 2001 -- one involving DaimlerChrysler's rail systems activities (Adtranz) and the other DaimlerChrysler's Automotive Electronics business (TEMIC) -- and three transactions in 2000 -- one involving DaimlerChrysler Aerospace, another T-Systems ITS (formerly debis Systemhaus) and, lastly, the purchase of a non-controlling (equity method) interest in Mitsubishi Motors Corporation -- significantly affected the year-to-year comparability of revenues and operating profit (loss) in the segments Services and Other Activities. Effective May 1, 2001, DaimlerChrysler transferred control over the operations of Adtranz to the Canadian company Bombardier Inc. On
April 1, 2001, DaimlerChrysler sold a 60% controlling interest in TEMIC to Continental AG. In October 2000, Deutsche Telekom made a capital investment in T-Systems ITS for which it received a 50.1% controlling interest in that company. In July 2000, the Group disposed of most of its aerospace activities by exchanging its controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS.

    As a result of these transactions, revenues and operating profit of TEMIC, Adtranz, DaimlerChrysler Aerospace and T-Systems ITS, are included in the Group's totals only through the date of completion of the respective transaction. Thereafter, the operating profit of the Services segment includes DaimlerChrysler's percentage interest in the operating profit of T-Systems ITS (49.9%), while the Other Activities segment includes the Group's percentage interests in the operating results of EADS (33%) and TEMIC (40%). The Group's proportionate share in the operating results of Mitsubishi Motors is included for the full year 2001, but only for the last quarter of 2000. The 2001 operating profit of Other Activities includes gains from the sale of a controlling interest in TEMIC ([EURO]0.2 billion) and the sale of Adtranz ([EURO]0.3 billion). In 2000, the operating profit of Other Activities included a [EURO]3.3 billion gain realized on the disposition of the Group's controlling interest in DaimlerChrysler Aerospace, and the operating profit of Services included a [EURO]2.3 billion gain realized as a result of the transaction involving T-Systems ITS.

2001 COMPARED WITH 2000

    DAIMLERCHRYSLER GROUP

    In 2001, Group revenues declined 6% from [EURO]162.4 billion to [EURO]152.9 billion. Excluding the effects on Group revenues of the transactions involving Adtranz and TEMIC in 2001 and EADS and T-Systems ITS in 2000, Group revenues from ongoing business activities in 2001 declined 1% versus comparable revenues in 2000. Revenues of Mercedes-Benz Passenger Cars & smart rose 9% to [EURO]47.7 billion due to strong sales of the C-Class and higher demand in the segment's principal markets outside Germany. Chrysler Group revenues fell 7% to [EURO]63.5 billion, primarily as a result of lower unit sales. The decrease in revenues was partially offset by the depreciation of the euro against the dollar. Revenues of Commercial Vehicles decreased 4% to [EURO]28.6 billion due to a worldwide decline in demand for trucks and buses. The Services segment contributed revenues of [EURO]16.9 billion, a 4% decline (2000:
[EURO]17.5 billion). Revenues of the Service's segment in 2000 included [EURO]2.4 billion attributable to T-Systems ITS which is no longer controlled by DaimlerChrysler. If the revenue share attributable to T-Systems ITS is eliminated from the 2000 figures, revenues of Services increased 12% in 2001. This improvement was mainly the result of a significant increase in 2000 in the number of new leasing and finance contracts. These contracts generated full year revenues for the first time in 2001. Revenues of the Other Activities segment decreased from [EURO]10.6 billion to [EURO]4.5 billion. The decline was exclusively due to the sales in 2001 of Adtranz and a controlling interest in TEMIC and the part year inclusion in 2000 of revenues of the aerospace activities prior to DaimlerChrysler's exchange of its interest in DaimlerChrysler Aerospace for an equity interest in EADS.

    In 2001, cost of sales amounted to [EURO]128.4 billion, a decrease of 4%. Cost of sales as a percentage of revenues increased to 84% in 2001 compared to 83% in 2000. This increase was mainly due to higher costs for customer satisfaction, depreciation and amortization at Chrysler Group and charges at Freightliner in connection with its turnaround plan and increased residual value provisions on future truck commitments.

    Selling expenses amounted to [EURO]11.8 billion in 2001 compared to [EURO]11.7 billion in 2000, a 1% increase. The increase resulted mainly from higher unit sales at Mercedes-Benz Passenger Cars & smart. Selling expenses as a percentage of revenues were 8% in 2001 and 7% in 2000.

    General administrative expenses in 2001 were [EURO]5.5 billion, 6% less than in 2000 ([EURO]5.9 billion). This decline was mainly the result of cost reductions at Chrysler Group in connection with its turnaround plan, partially offset by additional expenses incurred in connection with the Freightliner turnaround plan. General administrative expenses as a percentage of revenues remained at last year's level of 4%.

    Research and development funded by the Group amounted to [EURO]5.9 billion in 2001 compared to [EURO]6.3 billion in 2000. The decline in research and development expense is due to the transactions involving Adtranz and TEMIC in 2001 and DaimlerChrysler Aerospace in 2000.

    In response to production overcapacity and changing market demand, in February 2001 DaimlerChrysler adopted a comprehensive turnaround plan for the Chrysler Group. See "Item 4. Information on the Company." The charges recorded for the plan in 2001 were [EURO]3.1 billion ([EURO]1.9 billion net of taxes). The charges appear as a separate line item in the consolidated statement of income (loss) ([EURO]2.6 billion and [EURO]0.5 billion would have otherwise been reflected in cost of sales and in selling, administrative and other expenses, respectively).

    In 2001, DaimlerChrysler had an operating loss of [EURO]1.3 billion compared to an operating profit of [EURO]9.8 billion in the previous year. The 2001 operating loss includes charges of [EURO]3.1 billion relating to the turnaround plan of the Chrysler Group, charges of [EURO]0.5 billion relating to Freightliner's turnaround plan and special costs associated with unforeseen market developments, and the Group's proportionate [EURO]0.4 billion share of Mitsubishi Motors Corporation's restructuring charges. Group operating results were also negatively affected by an impairment charge of [EURO]0.1 billion relating to the Group's e-business activities. Due to the decision of the Argentine government to reform its financial system and monetary policy and to introduce a floating exchange rate against the dollar effective January 11, 2002, the Group recognized a loss of [EURO]0.1 billion in 2001. DaimlerChrysler also recorded a charge of [EURO]0.2 billion in 2001 relating to the recoverability of lease receivables in anticipation of the intended sale in 2002 of the commercial real estate and asset-backed lending portfolio of Capital Services. The effects of these charges were partially offset by the Group's [EURO]0.9 billion share of a gain arising at EADS in connection with the formation of Airbus SAS. Additional gains resulted from the sale of Adtranz ([EURO]0.3 billion), the sale of 60% of TEMIC
([EURO]0.2 billion), and the disposal of the Group's remaining 10% equity interest in debitel to Swisscom ([EURO]0.3 billion) in 2001.

    Operating profit in 2000 includes gains of [EURO]3.3 billion from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS, [EURO]2.3 billion from the disposition of the Group's controlling interest in T-Systems ITS, [EURO]0.1 billion from the sale of the fixed installations activities of Adtranz, and [EURO]0.1 billion from the dilution of DaimlerChrysler's equity interest in Ballard Power Systems, a Canadian company focusing on fuel cell technology. Group operating profit in 2000 was reduced by a write-down of [EURO]0.5 billion on the carrying values of leased vehicles and charges of [EURO]0.5 billion relating to the smart brand in connection with the joint development of a new small car platform with Mitsubishi Motors. In addition, DaimlerChrysler recorded a charge in 2000 relating to the adoption of the European Union's directive regarding end-of-life-vehicles ([EURO]0.3 billion).

    After the elimination of one-time items, which resulted in a net charge of [EURO]2.7 billion in 2001 and a net gain of [EURO]4.5 billion in 2000, operating profit decreased from [EURO]5.2 billion in 2000 to [EURO]1.3 billion in 2001. This decline was mainly attributable to significantly lower operating results of the Chrysler Group and Commercial Vehicles caused by the intense competition in the North American automotive markets. The table on page 40 shows the business segment contributions to Group operating profit. The segment discussions of Chrysler Group and Commercial Vehicles on pages 43 and 45 describe in more detail the specific market factors which affected the operating results of these two segments and the one-time items included in the results. Management defines one-time items as significant transactions that are not part of ongoing operations or are expected to be nonrecurring.

    Financial income (net) was [EURO]0.2 billion in both 2001 and 2000. Financial income (net) in 2001 includes the Group's [EURO]0.7 billion share of a gain arising at EADS in connection with the formation of Airbus SAS, and a gain of [EURO]0.3 billion from the sale of DaimlerChrysler's remaining 10% interest in debitel to Swisscom. DaimlerChrysler's proportionate [EURO]0.2 billion share of the restructuring charges of Mitsubishi Motors and an impairment charge of [EURO]0.1 billion relating to the Group's e-business activities partially offset these additions to financial income (net). Higher interest expense from increased debt in the industrial business and the effects of the depreciation of the Argentine peso against the dollar as a result of the economic crisis in Argentina had an additional negative effect. Financial income (net) in 2000 includes an aggregate total loss of [EURO]0.2 billion from the Group's equity investments in EADS and Mitsubishi Motors.

    In 2001, the Group recorded an income tax benefit of [EURO]0.8 billion compared to income tax expense of [EURO]2.0 billion in 2000. The income tax benefit in 2001 was generated by a pre-tax loss of [EURO]1.5 billion. Income tax expense in 2000 was recorded in respect of pre-tax income of [EURO]4.5 billion plus two significant changes in German tax law. The first one called for a reduction, effective January 1, 2001, of the German corporate income tax rate from 40% on retained earnings and 30% on distributed earnings to a uniform 25%. The other change exempted from taxation gains from sales of investments, effective January 1, 2002. These two changes triggered a current revaluation of the Group's net deferred tax assets in Germany the effect of which was additional tax expense in 2000. The changes resulted in a total net income tax charge in 2000 of [EURO]0.3 billion. Excluding the effects on net income (loss) of the one-time items described in operating profit (loss) and financial income in 2001 and 2000 as well as the effects of the changes in German tax laws in 2000, the Group's effective tax rate increased from 39.5% in 2000 to 44.3% in 2001. This increase is principally due to negative contributions in 2001 to DaimlerChrysler's operating results from equity method investments which are not subject to tax at DaimlerChrysler and consequently did not generate any associated tax benefits.

    In 2001, the Group had a net loss of [EURO]0.7 billion compared to net income of [EURO]7.9 billion in 2000. The 2000 net income includes net gains on dispositions of [EURO]5.5 billion, which have been classified as extraordinary under special accounting rules applicable only to transactions occurring within a two-year period following the business combination of Daimler-Benz and Chrysler in November 1998, which was accounted for as a pooling of interests. Additionally, net income in 2000 contains a net expense of [EURO]87 million from cumulative effects of changes in accounting principles for derivative financial instruments (SFAS 133) and retained interests in sold receivables

(EITF 99-20). Net income (loss) including extraordinary items and cumulative effects of changes in accounting principles decreased by [EURO]8.6 billion to a net loss of [EURO]0.7 billion in 2001. Before extraordinary items and cumulative effects of changes in accounting principles, DaimlerChrysler had a basic and diluted loss per ordinary share of [EURO]0.66 in 2001, compared to basic and diluted earnings per ordinary share in 2000 of [EURO]2.46 and [EURO]2.45, respectively. Including extraordinary items and cumulative effects of changes in accounting principles, the basic and diluted loss per ordinary share in 2001 remains unchanged at [EURO]0.66, compared to basic and diluted earnings per share in 2000 of [EURO]7.87 and [EURO]7.80, respectively.

    MERCEDES-BENZ PASSENGER CARS & SMART

    Revenues of the Mercedes-Benz Passenger Cars & smart segment rose [EURO]4.0 billion or 9% to [EURO]47.7 billion. The increase was mainly the result of the strong performance of the C-Class, partially offset by a decline in unit sales of the E-Class in anticipation of the market introduction of the successor model in March 2002. Total unit sales rose 6% from 1,154,900 in 2000 to 1,229,700 in 2001, primarily due to a 30% increase in unit sales of the C-Class.

    At [EURO]16.4 billion, revenues in Germany were 5% higher than in 2000, but unit sales declined 1% in an overall declining market. Germany continues to be the most important market for Mercedes-Benz Passenger Cars & smart with 2001 unit sales of 436,500 representing 35% of the segment's worldwide unit sales (2000: 38%).

    In the other Western European countries, revenues of Mercedes-Benz Passenger Cars & smart rose 19% to [EURO]12.8 billion while unit sales were 16% higher reaching 402,300 units. These increases were primarily due to significantly higher demand for passenger cars in the United Kingdom, France, Spain and Italy. Revenues increased at a comparatively higher rate than unit sales due to a favorable shift in the model mix towards higher priced vehicles. In the United States, revenues increased by [EURO]0.7 billion or 7% to [EURO]11.0 billion and unit sales rose 4% to 213,400 units. The revenue increase in the United States was mainly due to the substantial increase in demand for C-Class vehicles and the appreciation of the dollar against the euro. At [EURO]2.1 billion, revenues in Japan were 1% lower compared to last year despite an increase in unit sales. This was mainly due to the depreciation of the Japanese yen against the euro. In Asia (excluding Japan), revenues increased 21% to [EURO]2.1 billion while unit sales climbed 11% to 45,700. The comparatively larger increase in revenues was caused by a favorable shift in the model mix towards higher priced vehicles.

    Operating profit of the Mercedes-Benz Passenger Cars & smart segment increased 38% to [EURO]3.0 billion (2000: [EURO]2.1 billion). The 2000 operating profit included a [EURO]0.3 billion charge relating to the adoption of the European Union's directive regarding end-of-life-vehicles and total charges of [EURO]0.5 billion relating to the smart brand in connection with the joint development of a small car platform with Mitsubishi Motors. A gain of [EURO]0.1 billion relating to the reduction in 2000 of DaimlerChrysler's equity interest in Ballard Power Systems partially offset these charges. If these one-time charges and gains are excluded from the 2000 operating profit, operating profit in 2001 improved by 3% or [EURO]0.1 billion. This improvement was mostly the result of higher unit sales, primarily of the new C-Class sedan, sports coupe and station wagon. A shift of consumer interest from the higher priced E-Class to the smaller C-Class models in anticipation of the impending E-Class model change partially offset the positive effect of higher unit sales. Operating profit of the Mercedes-Benz Passenger Cars & smart segment was also negatively affected by pre-production costs related to new or revised passenger car models, especially the successor models of the E-Class, the C-Class sports coupe, the CLK coupe and the A-Class as well as the updated version of the M-Class.

    CHRYSLER GROUP

    The Chrysler Group achieved revenues of [EURO]63.5 billion compared with [EURO]68.4 billion for 2000. This decrease in revenues is primarily due to a decrease in unit sales, partially offset by an appreciation of the dollar against the euro. Measured in dollars, the currency in which a significant portion of the Chrysler Group's sales are earned, revenues declined by 10%.

    In 2001, the Chrysler Group sold 2.76 million units, 10% less than in the prior year. Worldwide factory unit sales decreased due to substantial competitive pressure in the North American market and a softening of vehicle industry sales. This competitive environment particularly affected the key market segments of the Chrysler

Group, including upper-middle sport utility vehicles and pick-up trucks. In the NAFTA region, total sales decreased 10% to 2,569,600 units. Unit sales outside the NAFTA region decreased by 400 units to 186,300 in 2001. The Chrysler Group successfully launched the all-new Jeep Liberty, which it produces in its new assembly plant in Toledo, Ohio, and the all-new Dodge Ram 1500 pick-up truck.

    The Chrysler Group's operating loss was [EURO]5.3 billion compared to an operating profit of [EURO]0.5 billion in 2000. Excluding restructuring charges of [EURO]3.1 billion relating to actions taken under the turnaround plan described below, operating results declined [EURO]2.7 billion. This decrease resulted primarily from lower factory unit sales, an unfavorable shift in product mix, increased sales incentives, and higher costs for customer satisfaction, depreciation and amortization. The deterioration in operating results was partially offset by cost reduction initiatives and other actions taken as part of the turnaround plan. Improvements resulting from higher vehicle pricing were more than offset by the higher sales incentives.

    In February 2001, the Chrysler Group announced a turnaround plan designed to improve its financial performance and market position. Key initiatives over the period 2001 through 2003 include a workforce reduction, elimination of excess plant capacity, reduction of the cost of purchased materials and services, a new dealer performance-based incentive program and the implementation of a product creation process, which reorganized the former platform teams into product innovation teams. By adjusting its cost structure, workforce and production capacity while continuing to develop exciting products, the Chrysler Group expects to position itself for profitable growth in the world automotive markets.

    As a result of the turnaround plan, the Chrysler Group recorded restructuring charges of [EURO]3.1 billion in 2001 primarily related to workforce reductions, asset write-downs and contract cancellation costs. Additional restructuring costs of up to $0.9 billion are expected to be recognized in 2002 and 2003, including $0.3 billion of charges for actions currently identified for 2002. The Chrysler Group expects cash payments of $0.7 billion in 2002 for the previously recorded charges as well as the currently identified restructuring actions.

    Prior to implementing the turnaround plan, the Chrysler Group had forecasted an unadjusted operating loss between [EURO]5.5 billion and [EURO]5.9 billion for 2001. Turnaround plan actions taken in 2001, generated net savings of [EURO]3.6 billion from this forecasted loss by reducing variable and fixed costs within cost of sales and selling, administrative and other expenses. The Chrysler Group surpassed the turnaround plan's cost reduction targets for 2001. This over-achievement was partially offset by an under-achievement of the plan's revenue enhancement target due to substantial competitive pressures in the North American market. The favorable cash impact of such actions and related reductions in capital expenditures totaled [EURO]5.4 billion in 2001, net of related cash payments of [EURO]0.4 billion relating to restructuring measures.

    The Chrysler Group expects to achieve break-even operating results in 2002 (excluding any additional restructuring charges or other one-time actions) and will continue to take the necessary savings and profit improvement actions as part of the turnaround plan to achieve this objective. For a further discussion of the Chrysler Group's turnaround plan, see "Description of Business
Segments -- Chrysler Group" in "Item 4. Information on the Company."

    Revenues and operating results of the Chrysler Group are derived principally from the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 19.1 million units in 2001, compared with 19.4 million units in 2000, a decrease of 2%. Retail industry sales would likely have decreased further were it not for the introduction of more extensive sales incentives, such as zero percent financing, beginning in September 2001. It is reasonably possible that these sales incentives may have influenced customers to accelerate into 2001 purchases otherwise planned for 2002. In the absence of continued costly sales incentives, retail industry sales may decrease more significantly in 2002 than in 2001.

    The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2001 and 2000 are shown below:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                                      INCREASE/
                                                                2001        2000      (DECREASE)
                                                              ---------   ---------   ----------
U.S. RETAIL MARKET(1)
Car sales...................................................    558,017     649,373     (91,356)
Car market share............................................       6.6%        7.3%       (0.7%)
Truck sales (including minivans)............................  1,715,191   1,873,322    (158,131)
Truck market share..........................................      19.0%       20.9%       (1.9%)
Combined car and truck sales................................  2,273,208   2,522,695    (249,487)
Combined car and truck market share.........................      13.0%       14.2%       (1.2%)

U.S. AND CANADA RETAIL MARKET(1)
Combined car and truck sales................................  2,518,760   2,791,483    (272,723)
Combined car and truck market share.........................      13.2%       14.4%       (1.2%)

------------------------------

(1) All retail sales and market share data include fleet sales.

                         ------------------------------

    Retail sales of cars for the Chrysler Group in the U.S. market for 2001 decreased 14% compared to 2000, while retail sales for the Chrysler Group in the U.S. truck market for 2001 decreased 8% compared to 2000. The decrease in retail sales and related market share of cars and trucks is primarily the result of increased competition, particularly in the large car, minivan, upper-middle sport utility and pick-up truck segments. The decrease in the Chrysler Group's truck sales was partially offset by an increase in retail sales in the lower-middle sport utility segment.

    COMMERCIAL VEHICLES

    Revenues of the Commercial Vehicles segment decreased 4% to [EURO]28.6 billion, and unit sales of 492,900 were 10% lower than in 2000. The change in total unit sales was the result of a 23% decrease in truck sales to 191,800 units and a 12% decline in bus sales to 43,300 units, partially offset by a 3% increase in unit sales of vans to 257,800 units. In 2001, revenues in Germany were 5% lower at [EURO]7.2 billion while unit sales decreased 6% to 106,000 vehicles. In Western Europe (excluding Germany), revenues were up 3% reaching [EURO]7.2 billion while unit sales rose 1% to 169,800 units in 2001. The increase in unit sales resulted primarily from the success of Mercedes-Benz vans, especially in France, Italy, and the United Kingdom. In Western Europe (including Germany), Mercedes-Benz vans in the categories between 2t and 6t GVW had a market share of 19% in both 2001 and 2000. Also, in the category of trucks over 6t GVW, the Commercial Vehicles segment maintained its position as the market leader in Germany with a market share of 44%, slightly higher than in the previous year (43%). The segment's market share for trucks above 6t GVW in Western Europe (excluding Germany) was 15% (2000: 16%). With a combined Western European market share of 26% in both 2001 and 2000, the Mercedes-Benz and Setra bus brands maintained their position as market leader in Western Europe.

    Revenues of the Commercial Vehicles segment in the NAFTA region decreased 9% to [EURO]9.5 billion in 2001. This decline was mainly due to a 31% drop in unit sales to 105,900 units, partially offset by the appreciation of the dollar against the euro and the full year inclusion of revenues generated by Detroit Diesel Corporation. Detroit Diesel does not contribute to vehicle unit sales. Revenues were [EURO]8.1 billion in the United States and [EURO]0.7 billion in Canada, a decrease of 8% and 7%, respectively. Unit sales decreased 32% in the United States and 36% in Canada, primarily as a result of the weak economy which led to significantly lower demand for trucks in the Class 8 heavy duty segment. In Mexico, revenues fell 10% to [EURO]0.7 billion and unit sales decreased 16%. Commercial Vehicles was able to sell 43,000 units in South America, a 15% decrease compared to 2000. Revenues in South America fell 16% to [EURO]1.5 billion.

    In 2001, Commercial Vehicles contributed an operating loss of [EURO]0.5 billion compared to an operating profit of [EURO]1.2 billion in 2000. The 2001 operating results are burdened by charges of [EURO]0.5 billion recorded by Freightliner for its turnaround plan and special costs associated with unforeseen market developments. In the prior year, the segment's operating profit was impacted by a small charge relating to the adoption of the European Union's directive regarding end-of-life vehicles.

    Adjusted for these one-time effects, the segment had positive earnings of [EURO]0.1 billion in 2001 compared to an operating profit of [EURO]1.3 billion in 2000. The sharp contraction of the market for commercial vehicles in the NAFTA region, which led to significant price reductions for new and used vehicles and to a 31% drop in the segment's unit sales, was primarily responsible for the decline in operating profit. The deterioration of used vehicle prices may continue to affect demand for new vehicles and, consequently, may have a further negative impact on the profitability of the Commercial Vehicles segment. Further factors depressing earnings were the drop in demand due to the economic crisis in Argentina and the economic slow-down in Turkey and lower demand for trucks in Western Europe.

    For a detailed discussion of the Freightliner turnaround plan, see "Description of Business Segments -- Commercial Vehicles" in "Item 4. Information on the Company."

    SERVICES

    The year-to-year comparability of revenues and operating profit for the Services segment is affected by the transaction involving T-Systems ITS described on page 40.

    In 2001, the Services segment recorded revenues of [EURO]16.9 billion compared to [EURO]17.5 billion in 2000, a 4% decline. Revenues of the Financial Services business unit increased 12% to [EURO]16.9 billion (2000:
[EURO]15.1 billion). Following the transaction involving T-Systems ITS in October 2000, revenues of Financial Services represent all revenues achieved by the Services segment in 2001, compared with 86% in the prior year. Overall, Financial Services processed new leasing and finance contracts in 2001 with a total value of [EURO]54.9 billion, a decline of 3% in new contract value compared to 2000. In 2001, Financial Services managed a portfolio of finance receivables of [EURO]131.8 billion, a 4% increase over the 2000 portfolio of [EURO]126.3 billion. Excluding exchange rate effects, the portfolio volume in 2001 was only slightly higher than in the previous year.

    In 2001, Services' activities in the NAFTA region contributed
[EURO]11.6 billion or 69% of total revenues, a 9% increase over 2000. Services' revenues generated in Germany amounted to [EURO]3.2 billion or 19% of total revenues, compared with [EURO]4.1 billion or 24% of total revenues in 2000. Revenues originated in the European Union (excluding Germany) amounted to [EURO]1.5 billion or 9% of total revenues in 2001 compared to [EURO]1.9 billion or 11% of total revenues in 2000.

    Operating profit in the Services segment decreased to [EURO]0.6 billion from [EURO]2.5 billion in 2000. Services' operating profit in 2001 includes a gain of [EURO]0.3 billion from the sale of the Group's remaining 10% equity interest in debitel to Swisscom and a charge of [EURO]0.1 billion as a result of the depreciation of the Argentine peso against the dollar. Services' operating profit in 2001 also includes a charge of [EURO]0.2 billion related to the recoverability of lease receivables in connection with the intended sale in 2002 of the commercial real estate and asset-backed lending portfolio of Capital Services. The 2000 operating profit of the Services segment includes a gain of [EURO]2.3 billion resulting from the disposition of DaimlerChrysler's controlling interest in T-Systems ITS, partially offset by charges of [EURO]0.5 billion due to an impairment charge on the carrying values of leased vehicles in the NAFTA and U.K. markets. Excluding these effects in 2001 and 2000, Services achieved an operating profit in 2001 of [EURO]0.6 billion, which is on the prior year's level. The operations of the Services segment were negatively influenced by the pressure on margins, loss reserves for the receivables of the Commercial Vehicles portfolio and residual value losses of Chrysler Group vehicles. These negative effects were offset by the use of refinancing instruments offering more favorable conditions, benefits from asset/liability management and savings which were realized due to cost reduction measures initiated within the Services segment.

    OTHER ACTIVITIES

    Revenues of the Other Activities segment originate mainly from the MTU Aero Engines business unit. Operating results of this segment also include DaimlerChrysler's share in the operating results of its equity method investments in European Aeronautic Defence and Space Company EADS N.V. (EADS), in Mitsubishi Motors Corporation and in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic GmbH) and its subsidiaries (TEMIC). The segment also contains DaimlerChrysler's real-estate activities, corporate research and the Group's holding and finance companies.

    The year-to-year comparability of revenues and operating profit of the Other Activities segment is significantly affected by the transactions involving DaimlerChrysler Aerospace, Adtranz and TEMIC described on page 40.

    Revenues decreased by [EURO]6.1 billion from [EURO]10.6 billion to [EURO]4.5 billion. The decrease was mainly due to the sale of Adtranz and the disposition of the Group's controlling interest in TEMIC. Revenues of these business units, which in 2001 amounted to a total of [EURO]1.4 billion, are included in the segment's total revenues only through the date of completion of the respective transaction. Similarly, the revenue figure for 2000 includes [EURO]3.3 billion in revenues attributable to the former aerospace activities for the first half of the year and revenues of [EURO]5.0 billion attributable to Adtranz and TEMIC. Continuing revenues originate mainly from MTU Aero Engines, which recorded an increase in revenues by 18% to [EURO]2.5 billion (2000:
[EURO]2.1 billion).

    The [EURO]1.2 billion operating profit achieved by the Other Activities segment in 2001 includes the Group's [EURO]0.9 billion share of the gain arising at EADS in connection with the formation of Airbus SAS as well as gains of [EURO]0.3 billion and [EURO]0.2 billion from the transactions involving Adtranz and TEMIC, respectively. These gains were partially offset by the Group's proportionate [EURO]0.4 billion share of Mitsubishi Motors' restructuring charges. Operating profit for 2000 includes a gain of [EURO]3.3 billion as a result of the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS and a gain of [EURO]0.1 billion from the sale of the fixed installations activities of Adtranz.

2000 COMPARED WITH 1999

    DAIMLERCHRYSLER GROUP

    Group revenues in 2000 increased 8% from [EURO]150.0 billion to [EURO]162.4 billion. This increase consisted of 12% revenue growth in the Group excluding the IT Services business and the aerospace activities which were not part of the transaction with EADS, offset by a revenue decline due to the disposition of most of DaimlerChrysler's aerospace activities in July 2000 and the disposition of DaimlerChrysler's controlling interest in T-Systems ITS in October 2000. Revenues for the Mercedes-Benz Passenger Cars & smart segment increased 15% to [EURO]43.7 billion. Chrysler Group revenues rose 7% to [EURO]68.4 billion as a result of the depreciation of the euro against the dollar, absent which Chrysler Group revenues would have been 8% lower than in the previous year. Revenues of Commercial Vehicles went up 8% to [EURO]29.8 billion. Services' revenues improved 36% to [EURO]17.5 billion. Revenues of the Other Activities segment in 2000 were [EURO]3.5 billion below 1999 principally because the year 2000 did not include any revenues from the second half of the year from the aerospace activities disposed of in July 2000.

    In 2000, cost of sales amounted to [EURO]134.4 billion, a 12% rise. Cost of sales as a percentage of revenues increased to 83% in 2000 compared to 80% in 1999. This increase resulted from higher sales incentives for specific Chrysler Group models which reduced revenues, an impairment charge on the carrying values of leased vehicles in the Services segment and charges related to the smart brand recorded in connection with the planned joint development of a new small car platform with Mitsubishi Motors.

    Selling expenses were [EURO]11.7 billion in 2000 compared to [EURO]10.1 billion in 1999, a 16% increase. The increase was due to higher marketing costs in connection with new product launches. Selling expenses as a percentage of revenues were 7% in both 2000 and 1999. General administrative expenses in 2000 rose 11% over 1999 to [EURO]5.9 billion.

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

    In 2000, DaimlerChrysler's operating profit was [EURO]9.8 billion compared to [EURO]11.0 billion in the previous year, a decrease of 11%. The operating profit of 2000 includes gains of [EURO]3.3 billion from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS, [EURO]2.3 billion from the disposition of the Group's controlling interest in T-Systems ITS, and gains of [EURO]0.2 billion from the sale of the fixed installations activities of Adtranz and the dilution of DaimlerChrysler's equity interest in Ballard Power Systems, a Canadian company focusing on fuel cell technology. Group operating profit in 2000 was reduced by a write-down of [EURO]0.5 billion on the carrying values of leased vehicles and charges of [EURO]0.5 billion related to the smart brand in connection with the planned joint development of a new small car platform with Mitsubishi Motors. In addition, DaimlerChrysler recorded a charge in 2000 relating to the adoption of the European Union's directive for end-of-life-vehicles ([EURO]0.3 billion). The 1999 operating profit includes gains from the sales of most of DaimlerChrysler's investment in the telecommunications company debitel amounting to [EURO]1.1 billion, partially offset by charges for restructuring measures at Adtranz and other one-time items.

    After adjustment for one-time items included in operating profit in both 2000 ([EURO]4.5 billion) and 1999 ([EURO]0.7 billion), operating profit decreased from [EURO]10.3 billion in 1999 to [EURO]5.2 billion. This decline was mainly attributable to lower contributions from the Chrysler Group and Services, resulting primarily from the intense competition in the North American automotive market. The business segment contributions to Group operating profit are shown in the table on page 40. One-time items and business developments are described in more detail in the discussion of the segment contributions below. One-time items are defined by management as significant transactions that are not part of ongoing operations or are expected to be nonrecurring.

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

    In the other Western European countries, revenues of Mercedes-Benz Passenger Cars & smart rose 14% to [EURO]10.7 billion while unit sales were 7% higher reaching 347,800 units. These increases were primarily due to significantly higher demand for passenger cars in France, Italy, Spain and Belgium. In the United States, revenues increased by [EURO]1.8 billion or 21% to [EURO]10.3 billion and unit sales rose 4% to 205,700 units, setting a unit sales record for the fifth consecutive year in this market. The revenue increase in the United States was mainly due to the appreciation of the dollar against the euro and continued strong demand for higher priced S-Class and M-Class vehicles. At [EURO]2.2 billion, revenues in Japan were up 10% despite a 13% decrease in unit sales, mainly due to a favorable change in product mix and the depreciation of the euro against the Japanese yen. In Asia (excluding Japan), revenues jumped 51% to [EURO]1.7 billion while unit sales climbed from 25,500 to 41,100.

    In 2000, Mercedes-Benz Passenger Cars & smart had an operating profit of [EURO]2.1 billion (1999: [EURO]2.7 billion). The segment's operating profit decreased as a result of a [EURO]0.3 billion charge relating to the end-of-life-vehicle directive adopted by the European Union and charges of [EURO]0.5 billion related to the smart brand in connection with the planned joint development of a new small car platform with Mitsubishi Motors. Based, in part, on DaimlerChrysler's recent investment in Mitsubishi Motors Corporation and the corresponding strategic alliance, in the fourth quarter of 2000 management conducted a strategic review of the smart brand, including a review of the Group's small car platform, and concluded that it was necessary to revise the current operating plan of the smart brand, including restructuring of supplier contracts. As a result, the carrying values of the brand's long-lived assets were determined to be impaired. Mercedes-Benz Passenger Cars & smart recorded an impairment charge of [EURO]281 million to write off the carrying values of the manufacturing facility, equipment, tooling and related goodwill for the smart brand. In addition, it recorded charges of [EURO]255 million related to fixed cost reimbursement agreements with smart suppliers. If the smart brand continues to experience low sales volumes from competition within the small car industry, management expects operating results to continue to be negatively affected. The charges relating to the smart brand and the adoption of the European Union's directive for end-of-life-vehicles were partially offset by a gain of [EURO]0.1 billion relating to the reduction of DaimlerChrysler's equity interest in Ballard Power Systems. Adjusted for all these one-time items, operating profit in 2000 improved by 6% to [EURO]2.9 billion.

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

    In 2000, the Chrysler Group sold 3.05 million units, 6% lower than the year before. Worldwide factory unit sales decreased in part as a result of intense competition in the U.S. market, particularly in the minivan, sport utility and pick-up segments. Model changeovers and launches of certain new vehicles also contributed to the decrease in volume. Strong sales of the PT Cruiser (141,200 units) which was introduced in 2000 helped to offset the decrease in volume. In the NAFTA region, total sales decreased 6% to 2,858,500 units. Unit sales outside the NAFTA region rose to 186,700 in 2000, an increase of 9,400 units or 5%.

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

                         ------------------------------

    Retail sales of cars for the Chrysler Group in the U.S. market for 2000 decreased 13% compared to 1999, while retail sales for the Chrysler Group in the U.S. truck market for 2000 decreased 1% compared to 1999. The decrease in retail sales and related market share of cars and trucks is a result of increased competition.

    COMMERCIAL VEHICLES

    Revenues of the Commercial Vehicles segment rose 8% to [EURO]29.8 billion, but unit sales of 549,000 were 1% lower than 1999. The change in total unit sales from 1999 to 2000 consisted of a 10% increase in unit sales of vans (249,300 units) and buses (49,200 units) offset by a 12% decrease in unit sales of trucks (250,500 units). In 2000, revenues in Germany were 4% higher at [EURO]7.6 billion while unit sales decreased 1% to 113,100 vehicles. In the other Western European countries, revenues were up 11% reaching
[EURO]7.0 billion while unit sales rose 5% to 168,400 units in 2000. This increase resulted primarily from the success of Mercedes-Benz vans, especially in France, Spain and Switzerland. In Western Europe (including Germany), Commercial Vehicles maintained market leadership in the category of vans between 2t and 6t GVW with a market share of 19%. In the category of trucks over 6t GVW, Commercial Vehicles maintained its position as the market leader in Germany with a market share of 43% compared to 47% in the previous year. Its market share for trucks above 6t GVW in Western Europe (excluding Germany) remained at 16%. With a combined Western European market share of 26% in 2000 (1999: 25%), the Mercedes-Benz and Setra bus brands improved their position in the Western European market.

    Due to the appreciation of the dollar against the euro, revenues of the Commercial Vehicles segment in the NAFTA region decreased only 1% to [EURO]10.3 billion in 2000, while unit sales fell 20% to 153,700 units. Revenues were [EURO]8.8 billion in the United States and [EURO]0.8 billion in Canada, a decrease of 4% and 8%, respectively. Unit sales decreased 23% in both the United States and Canada, primarily as a result of weakening economic conditions which caused lower demand for trucks in the Class 8 heavy duty segment. In Mexico, revenues jumped 86% to

[EURO]0.7 billion and unit sales increased 44%. Benefiting from a strong Brazilian market, Commercial Vehicles was able to sell 50,700 units in South America, a 14% increase over 1999. Revenues in South America rose 24% to [EURO]1.7 billion.

    In 2000, Commercial Vehicles contributed an operating profit of [EURO]1.2 billion which was slightly better than 1999. The improvement was primarily a result of overall favorable market conditions in Western Europe, Turkey, Mexico and Brazil, partially offset by difficult market conditions in the United States and Canada, especially in the Class 8 heavy duty truck segment.

    SERVICES

    The year-to-year comparability of revenues and operating profit for the Services segment is significantly affected by the transaction involving T-Systems ITS described on page 40.

    In 2000, Services had revenues of [EURO]17.5 billion, a 36% improvement over 1999 ([EURO]12.9 billion). Revenues of Financial Services went up 51% to [EURO]15.1 billion, contributing 86% of Services' total revenues in 2000 compared with 77% in the prior year. Financial Services processed new leasing and finance contracts in 2000 with a total value of [EURO]56.8 billion, an increase of 12% in new contract value compared to 1999. In 2000, Financial Services managed a portfolio of finance receivables of [EURO]126.3 billion, a 27% increase over the 1999 portfolio of [EURO]99.2 billion. Revenues of IT Services decreased to [EURO]2.4 billion from [EURO]2.9 billion in the prior year. As a result of the disposition of DaimlerChrysler's controlling interest in T-Systems ITS, revenues for 2000 only include the IT activities prior to October 2000.

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

    Operating profit in the Services segment increased to [EURO]2.5 billion from [EURO]2.0 billion in 1999. The 2000 operating profit of the Services segment includes a gain of [EURO]2.3 billion resulting from the disposition of DaimlerChrysler's controlling interest in T-Systems ITS, partially offset by charges of [EURO]0.5 billion due to an impairment charge on the carrying values of leased vehicles in the NAFTA and U.K. markets. Services' operating profit in 1999 included gains on the sale of debitel shares of [EURO]1.1 billion, offset by charges of [EURO]0.1 billion relating to prior period securitization transactions. Excluding these one-time effects in 2000 and 1999, Services' operating profit declined to [EURO]0.6 billion from [EURO]1.0 billion in the previous year. The decrease resulted principally from lower margins in Services' operations in the NAFTA market due to declining residual values for leased automobiles, higher costs of capital and more intense competition.

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

    OTHER ACTIVITIES

    The year-to-year comparability of revenues and operating profit for the Other Activities segment is significantly affected by the transaction involving DaimlerChrysler Aerospace described on page 40.

    In 2000, revenues of this segment decreased 25% to [EURO]10.6 billion. The decrease results from the disposition by DaimlerChrysler of most of its aerospace activities in July 2000. Accordingly, revenues derived from these activities were included in DaimlerChrysler's consolidated results only for the first half of 2000. Revenues of MTU

Aero Engines grew 21% to [EURO]2.1 billion in 2000, mainly due to stronger demand for engines and commercial aircraft maintenance. Adtranz and TEMIC could also increase their sales by 9% to [EURO]3.9 billion and 20% to [EURO]1.1 billion, respectively.

    In 2000, the segment achieved an operating profit of [EURO]3.6 billion (1999: [EURO]0.2 billion). The increase in operating profit is primarily a result of the gain of [EURO]3.3 billion from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS. The operating activities of all of DaimlerChrysler Aerospace for the first six months and of MTU Aero Engines and EADS for the last six months contributed [EURO]0.5 billion to the operating profit of 2000. These gains were partially offset by the Group's share of losses from its equity investment in Mitsubishi Motors.

                        LIQUIDITY AND CAPITAL RESOURCES

    In 2001, 2000 and 1999, DaimlerChrysler utilized funds from operations, external borrowings and sales of finance receivables as asset-backed securities through securitizations to manage its liquidity. DaimlerChrysler used these sources of liquidity primarily to finance capital expenditures and its lease and sales financing business, which typically is financed with a high proportion of debt.

    The Group's cash and cash equivalents as of December 31, 2001, 2000 and 1999 amounted to [EURO]11.4 billion, [EURO]7.1 billion and [EURO]9.1 billion. Cash and cash equivalents are primarily held in U.S. dollars (69%) and euros (25%). Cash differs from the liquidity of the Group which also includes securities. Liquidity was [EURO]14.5 billion at December 31, 2001 compared to [EURO]12.5 billion at the end of 2000 and [EURO]18.2 billion at the end of 1999. It is primarily held in U.S. dollars (57%) and euros (36%). As a percentage of total assets, liquidity was 7.0% at December 31, 2001 compared to 6.3% at the end of 2000. See Note 19 to the Consolidated Financial Statements.

    Cash provided by operating activities remained substantially unchanged in 2001 at [EURO]15.9 billion (2000: [EURO]16.0 billion;
1999: [EURO]18.0 billion). Cash provided by Mercedes-Benz Passenger Cars & smart was primarily offset by cash used by the Chrysler Group. Operating cash flows of the Chrysler Group were in particular negatively affected by vehicle sales incentives which directly reduce net revenues received. The ability of DaimlerChrysler to maintain or increase the level of cash generation from operations in the future will depend heavily on efforts to increase demand for its products in the worldwide markets and to implement successfully cost reduction measures in connection with the turnaround plans at Chrysler Group and Freightliner.

    Another source of cash was provided by the Group's financing activities. Net cash provided by DaimlerChrysler's financial liabilities, including commercial paper borrowings, decreased to [EURO]3.8 billion in 2001 compared to [EURO]16.9 billion in 2000 and [EURO]18.1 billion in 1999. This decrease resulted from a reduced growth of the lease and sales financing business, which typically is financed with a high proportion of debt. Group financial liabilities were [EURO]90.9 billion at December 31, 2001 (2000:
[EURO]84.8 billion), of which [EURO]33.9 billion were due within one year
(2000: [EURO]35.8 billion). The 2001 increase in financial liabilities primarily resulted from changes in exchange rates, especially a depreciation of the euro against the U.S. dollar. The extent to which DaimlerChrysler is able to use external financing as a means of growing the industrial and financial services businesses will depend in large part on its credit ratings, which are discussed in more detail below.

    DaimlerChrysler uses a variety of short- and long-term financial instruments, principally notes/bonds (2001: [EURO]65.4 billion;
2000: [EURO]48.9 billion), commercial paper (2001: [EURO]7.5 billion; 2000:
[EURO]19.9 billion) and borrowings from financial institutions
(2001: [EURO]15.4 billion; 2000: [EURO]13.1 billion). At year-end 2001, financial liabilities were primarily in U.S. dollars (68%), euros and euro zone currencies (17%) and Japanese yen (5%). In general, borrowings by DaimlerChrysler subsidiaries are in the functional currency of those subsidiaries. The aggregate borrowing rate of DaimlerChrysler's outstanding indebtedness was 5.9% for 2001. Approximately 47% of the Group's financial liabilities was at fixed rates. Total Group debt was 43.8% of total stockholders' equity and liabilities in 2001 compared to 42.5% in 2000. See
Note 24 for the amounts, maturities and interest rates of the financial liabilities.

    Financial liabilities of the Group's financial services entities on a stand-alone basis were [EURO]75.2 billion in 2001 and [EURO]75.3 billion in 2000, which include financial liabilities to other members of the Group. These intercompany amounts are eliminated upon consolidation into the Group financial statements. Financial liabilities of the financial services entities closely corresponded to the assets being financed (equipment on operating leases and receivables from financial services) which aggregated [EURO]82.5 billion in 2001 and [EURO]79.3 billion in 2000. Sales of receivables are a significant source of funding for the Group, principally in the United States. Net proceeds from the sales of financial receivables were [EURO]76.7 billion in 2001 compared to [EURO]63.6 billion in 2000 and [EURO]51.8 billion in 1999.

    Net cash used for investing activities in 2001 decreased to [EURO]13.3 billion compared to [EURO]32.7 billion in 2000 (1999:
[EURO]32.1 billion). In 2001, cash used for the Group's lease and sales financing activities, net of disposals and repayments decreased to [EURO]7.9 billion (2000: [EURO]19.4 billion; 1999: [EURO]21.1 billion). Cash used for the purchase of fixed assets, principally property, plant and equipment was [EURO]8.9 billion (2000: [EURO]10.4 billion; 1999: [EURO]9.5 billion). Cash provided by disposals of businesses, net of acquisitions, amounted to [EURO]0.9 billion in 2001 and [EURO]47 million in 1999. In 2000, cash used in the acquisitions of businesses and strategic equity investments, net of disposals, amounted to [EURO]4.6 billion. In 2001, net cash was primarily provided by the sale of Adtranz and the disposition of a 60% interest in TEMIC. In 2000, net cash was used principally for the acquisitions of Western Star Trucks, Detroit Diesel and a 34% interest in Mitsubishi Motors. See also Note 4 to the Consolidated Financial Statements.

    At December 31, 2001 and 2000, the Group had credit lines (short- and long-term) available of [EURO]41.5 billion and [EURO]40.9 billion, respectively, of which [EURO]26.1 billion and [EURO]28.0 billion were unused as of such dates. In 2001, the weighted average interest rate payable under DaimlerChrysler's lines of credit was 5.4%. The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. This credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006, a U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion until 2004, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2003. A part of the $18 billion facility serves as a back-up for commercial paper drawings.

    The Group can also rely on commercial paper programs denominated in U.S. dollars, Canadian dollars and Australian dollars and on a multi-currency commercial paper program. In the United States, DaimlerChrysler North America Holding Corporation has a $30.2 billion debt securities shelf registration filed with the U.S. Securities and Exchange Commission, of which $24.5 billion remained unused as of February 14, 2002.

    On February 26, 2001, Moody's Investors Service lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A2 to A3 and announced that the current outlook in respect of such ratings is stable. Concurrently, Standard & Poor's Ratings Services lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A to A- and announced that the current outlook in respect of such ratings is negative. In addition, Moody's Investors Service lowered its ratings for commercial paper issued by DaimlerChrysler AG and its subsidiaries from Prime-1 to Prime-2 and Standard & Poor's Ratings Services lowered its corresponding rating from A-1 to A-2. On September 19, 2001, Moody's Investors Service revised its outlook in respect of the long-term debt ratings of DaimlerChrysler AG to negative from stable and stated that there is a possibility that DaimlerChrysler AG could be placed on review for possible downgrade. On October 31, 2001, Standard & Poor's Ratings Services lowered its ratings for senior unsecured long-term debt issued or guaranteed by DaimlerChrysler AG from A- to BBB+ and announced that the current outlook in respect of such ratings remains negative. The downgrades described above resulted primarily from the decline in operating results at Chrysler Group and Freightliner, increased competitive pressure and lower expectations for vehicle unit sales in North America. Additional downgrades by the ratings agencies would increase further DaimlerChrysler's cost of capital and could negatively affect its businesses, particularly the lease and sales financing business which is typically financed with a high proportion of debt.

    Another potential source of funding available to the Group is the issuance of DaimlerChrysler ordinary shares and bonds convertible into DaimlerChrysler ordinary shares. The Board of Management is authorized, subject to the prior approval of the Supervisory Board, to issue new ordinary shares for cash up to an aggregate nominal amount of [EURO]256 million by April 30, 2003. Additionally, the Board of Management is authorized to issue convertible bonds and notes with appertaining warrants in a nominal volume of up to [EURO]15 billion and with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with appertaining warrants may grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed [EURO]300 million of capital stock.

    DaimlerChrysler's policy is to maintain a high degree of flexibility in its funding and investment process by using a broad variety of financial instruments. Depending on its cash needs and market conditions, the Group issues bonds, notes and commercial papers in various currencies and is therefore exposed to changes in interest rates and foreign exchange rates. These types of market risks are hedged with interest rate swaps or cross-currency interest rate swaps. In addition, DaimlerChrysler uses credit facilities in its day-to-day financial management. The Group also holds money market investments and variable-rate or fixed-rate securities as part of its liquidity management. These instruments subject DaimlerChrysler to market risks which are typically hedged with interest rate swaps, forward rate agreements, caps, floors, futures and options.

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and cash flows are exposed to risks associated with fluctuations of foreign exchange rates. The principal derivative financial instruments employed by the Group to hedge foreign currency exposures are forward foreign exchange contracts and currency options.

    In accordance with the guidelines established by the Bank for International Settlements, DaimlerChrysler's Corporate Treasury is separated organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling. See also "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

    Except for qualified special purposes entities which are utilized in asset-backed securitization transactions, DaimlerChrysler has not entered into any significant transactions, arrangements or other relationships with unconsolidated, limited purpose entities. The Group sells significant amounts of finance receivables as asset-backed securities through securitization to accelerate the receipt of cash related to those receivables. In a securitization, the Group sells a portfolio of receivables to a non-consolidated, special purpose entity and remains as servicer, and is paid a servicing fee. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of sold receivables and certain cash deposits provided as credit enhancements for investors. The recoverability of DaimlerChrysler's retained interests in the sold receivables is heavily dependent upon the credit losses, prepayment speed and average interest rate within the sold portfolio.

    The following represent the contractual obligations and commercial commitments of DaimlerChrysler as of December 31, 2001:

                                                                    PAYMENTS DUE BY PERIOD
                                                      ---------------------------------------------------
                                                                 LESS THAN
                                                       TOTAL      1 YEAR     1 TO 5 YEARS   AFTER 5 YEARS
                                                      --------   ---------   ------------   -------------
                                                                     ([EURO] IN MILLIONS)
Contractual obligations
  Financial liabilities (nominal amounts)...........   90,110     33,900        42,595         13,615
  Operating leases..................................    2,828        603         1,412            813

                                                                  TOTAL AMOUNTS
                                                                    COMMITTED
                                                              ----------------------
                                                               ([EURO] IN MILLIONS)
Commercial commitments
  Guarantees................................................          3,669
  Notes payable.............................................             32
  Contractual guarantees....................................            408
  Pledges of indebtedness of others.........................            430

                            ------------------------

    In recent years, DaimlerChrysler's sources of liquidity have primarily been provided by operations, funds from capital markets and sales of finance receivables. Management of DaimlerChrysler believes the funding available to it from these and other sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. Management also believes that the Group's liquidity and capital resources give it adequate flexibility to accelerate or decelerate the pace of planned capital spending programs as appropriate to address shorter term business conditions. The Group's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Group which cannot be predicted or controlled, management currently intends to reduce slightly the Group's capital expenditures in 2002 compared to 2001.

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

    DaimlerChrysler Group conducts its research projects through 16 laboratories organized within three primary research areas: Body and Powertrain, Electronics and Mechatronics, and Information and Communication. Body and Powertrain comprises research laboratories in the area of combustion engines and powertrain, alternative energy and drive systems, body and human-machine-interface, surface and functional materials, structural materials, and manufacturing technology. Electronics and Mechatronics includes research laboratories in the area of acoustics and climate comfort, vehicle sensing and communication, mechatronic systems, electrics/ electronics architecture and integration, and automotive microsystems. Information and Communication research laboratories focus on autonomous systems and pattern understanding, information technology for engineering, software technology, telematics and e-business, and society and technology.

    The main objectives in the development of drive systems continue to be increased fuel efficiency and reduced emissions. In order to achieve these goals, DaimlerChrysler research is simultaneously working on further improving combustion engines, determining the optimal configuration of hybrid drive systems and preparing fuel cell technology for market launch. Research focuses specifically on new combustion methods, improved recharging technology and innovative exhaust gas treatment systems. DaimlerChrysler expects that it will be increasingly important to incorporate so-called smart technology in systems that manage the charging of batteries, fuel combustion or the treatment of exhaust gases. See also "Government Regulation and Environmental Matters."

    In 2000, DaimlerChrysler developed fuel cell concept vehicles based on the Mercedes-Benz A-Class and the Jeep-Registered Trademark- Commander 2 concept car, both operating on methanol converted into hydrogen by an onboard reformer. It intends to introduce its first commercial fuel cell car in 2004. In 2001, DaimlerChrysler developed a fuel cell powered concept vehicle based on the Mercedes-Benz Sprinter van, which is currently being tested under everyday conditions. DaimlerChrysler is also developing fuel cell buses and plans to deliver its first commercial fuel cell bus in late 2002.

    DaimlerChrysler is a partner in the "California Fuel Cell Partnership," together with other automotive manufacturers, suppliers, oil companies and U.S. governmental organizations. This project is a collaborative effort to test fuel cell vehicles, gain experience in infrastructure topics, raise public perception for the new technology and investigate the path for commercialization. DaimlerChrysler, Ford Motor Company and Ballard Power Systems Inc. also formed an alliance to develop fuel cell technology for automotive applications. Ballard is conducting the development and is expected to become DaimlerChrysler's and Ford's supplier of fuel cell systems for motor vehicles. DaimlerChrysler holds an equity interest in Ballard.

    DaimlerChrysler's corporate research department is currently researching and testing hybrid drive concepts aimed at reducing fuel consumption and emissions without diminishing driving pleasure, comfort or the vehicle's utility value. In 2001, DaimlerChrysler presented a hybrid drive system for the smart called "smart hyper." The "hyper" (HYbrid and PERformance) system combines a diesel engine with an electric motor and reduces fuel consumption and emissions significantly.

    Through cooperations with world-renowned research institutes and exchange programs for scientists and employees, DaimlerChrysler actively participates in the international exchange of new ideas and concepts. DaimlerChrysler maintains a research and technology center in Palo Alto, California, a vehicle systems technology center in Portland, Oregon, a research center for information and communication technology in Bangalore, India, and a joint venture with the Shanghai Institute of Metallurgy in Shanghai, China. DaimlerChrysler has established internal research audit procedures to ensure the quality, efficiency and effectiveness of its research programs.

    In 2001, the DaimlerChrysler Group spent a total of [EURO]6.0 billion on research and development (2000: [EURO]7.4 billion; 1999: [EURO]7.6 billion). The decrease is primarily due to the sale of Adtranz and the disposition of DaimlerChrysler's controlling interest in TEMIC in 2001 and the disposition of all of the aerospace activities except for the aero engines business in July 2000. Research and development costs (including costs reimbursed by third parties) as a percentage of revenues was 3.9% in 2001. Research and development performed for and funded by third parties, which were in prior years primarily related to the aerospace activities, accounted for [EURO]0.1 billion (2000:
[EURO]1.1 billion; 1999: [EURO]1.8 billion). Approximately 28,100 people are employed worldwide in the research, development and testing sectors of DaimlerChrysler.

    The following table shows the research and development expenditures funded by the Group and expenditures funded by third parties, in prior years principally the German government and the European Space Agency:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                              2001(1)    2000(2)      1999
                                                              --------   --------   --------
                                                                   ([EURO] IN MILLIONS)
Research and development
  Group funded projects.....................................   5,933      6,337      5,737
  Third party projects......................................      75      1,058      1,838
                                                               -----      -----      -----
    Total...................................................   6,008      7,395      7,575
                                                               =====      =====      =====

------------------------------

(1) As a result of DaimlerChrysler's disposition of a controlling interest in the TEMIC automotive electronics activities in April 2001, research and development expenditures relating to these activities are only included through March 31, 2001. Research and development expenditures relating to DaimlerChrysler's rail systems activities are only included through April 30, 2001, since control over the operations was transferred to Bombardier Inc. effective May 1, 2001. See "Description of Business Segments -- Other Activities" in "Item 4. Information on the Company."

(2) Research and development expenditures relating to the aerospace activities disposed of in July 2000 are only included for the first half of 2000. See "Description of Business Segments -- Other Activities" in "Item 4. Information on the Company."

                                    OUTLOOK

ECONOMIC AND MARKET CONDITIONS

    Difficult worldwide economic conditions, which further deteriorated following the terrorist attacks on the United States, caused DaimlerChrysler to reexamine and adjust its assumptions for the development of global economic activity, particularly for the year 2002. It now expects that the economic upturn originally forecast for the end of 2001 will likely not begin before the second half of 2002. DaimlerChrysler anticipates global economic growth of 1.4% in 2002, 3.4% in 2003 and 3.2% in 2004. The economies of the United States and Western Europe should return to a path of stable growth in the planning period 2002-2004, while the Japanese economy may only begin to emerge from recession. In the emerging economies of Asia, in South America and in Eastern Europe, DaimlerChrysler does not expect above-average growth before 2003.

    In light of this macroeconomic outlook DaimlerChrysler has also revised its projections for the automotive markets. In the year 2002 it now expects a significant decline in demand for passenger cars and light trucks in North America, and a moderate slow-down in Western Europe and Japan. Demand in Western Europe for trucks over 6t GVW is likely to be measurably lower than last year, while the market decline in the United States will likely continue. The worldwide economic recovery expected to begin in the second half of 2002 should have positive effects on the automotive markets, with sales increasing in 2003 and 2004. However, generally difficult market conditions, shorter product lifecycles and high production capacities are likely to intensify competition and increase the pressure to cut costs in all market segments, which in turn should accelerate consolidation in the automotive industry.

REVENUES

    Based on current vehicle order activity and general market expectations, DaimlerChrysler expects a revenue decline to approximately [EURO]142 billion in 2002, mainly as a result of unfavorable market prospects, which will particularly affect Chrysler Group and Commercial Vehicles, but also due to changes in the consolidated Group and projected exchange rate effects. Improved market conditions and, in particular, the introduction of attractive new vehicles should help increase revenues to [EURO]156 billion by 2004. This figure assumes a moderate appreciation of the euro against the U.S. dollar, the British pound and the Japanese yen. The most significant growth in revenues is likely to occur in Asia, South America and Eastern Europe.

BUSINESS SEGMENTS

    FURTHER GROWTH AT MERCEDES-BENZ PASSENGER CARS & SMART. Mercedes-Benz Passenger Cars & smart plans to expand its product range in the coming years and enter new market segments in order to provide continued growth throughout the planning period. New products in 2002 will include the new E-Class sedan and the CLK coupe. At the end of 2002, DaimlerChrysler expects to introduce a luxury sedan under the Maybach brand. DaimlerChrysler also plans to expand the smart model range with a roadster in 2003 and a four-seater model in 2004.

    CHRYSLER GROUP: RETURN TO PROFITABILITY. In the face of a recession in its principal market that resulted in weaker market conditions, Chrysler Group adjusted the assumptions for 2002 underlying its turnaround plan. In particular, it revised volume expectations for the U.S. market from 16 million passenger cars and light trucks to approximately 15 million vehicles. In order to achieve break-even operating results in 2002, Chrysler Group is intensifying and accelerating some of the elements of its turnaround plan. New, innovative models, such as the Chrysler Crossfire and the Chrysler Pacifica, and replacement models of the Dodge Viper and the Dodge Durango should improve Chrysler Group's competitive position in an extremely difficult market environment. Closer cooperation within the DaimlerChrysler Group and with Mitsubishi Motors should also help improve the cost position and margins of Chrysler Group as well as its innovative potential.

    CONSOLIDATION IN THE COMMERCIAL VEHICLES BUSINESS. In 2002, Commercial Vehicles expects to adjust its production capacities and cost structures further in anticipation of a worldwide decrease in demand. It will also be a top priority to implement further the Freightliner turnaround plan. In order to strengthen its position as global market leader, Commercial Vehicles plans to present six new or revised vehicles in 2002, including the successor model to the Freightliner Business Class, a new Setra double-decker luxury bus, and revised versions of the successful Mercedes-Benz Actros and Sprinter models. It also plans to introduce new products in the components area, particularly a new engine with turbobrake. Commercial Vehicles intends to achieve additional cost savings and to enter new markets, particularly in Asia, through its cooperations with Mitsubishi Motors and Hyundai.

    CONTINUED SPECIALIZATION AT SERVICES. Services plans to continue its strategy of focusing on automotive financial services, and expects to improve further its processes and structures in order to secure a sustained increase in profitability. At the same time, it intends to focus its product range more closely on the customers of the Group's various vehicle brands. As part of this strategy, DaimlerChrysler Bank in Germany expects to offer deposit and savings facilities, investment funds and customer credit cards beginning in mid-2002. In addition, Services intends to extend its activities in the areas of automotive and personal insurance, fleet management and telematics services.

CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In the period 2002-2004 DaimlerChrysler expects to invest [EURO]41 billion in property, plant and equipment, and research and development. A large portion of this amount will be allocated to the development and preparation for production of new passenger car and commercial vehicle models. In addition, DaimlerChrysler plans to spend significant amounts on the modernization of manufacturing facilities in the automotive business and on the development of new technologies directed at enhancing the safety, environmental compatibility and economy of road transportation.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This Annual Report contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Factors Affecting Operations and Financial Reporting"), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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

                               SUPERVISORY BOARD

    Under the German Stock Corporation Law (AKTIENGESETZ), the German Co-determination Law (MITBESTIMMUNGSGESETZ) and the Memorandum and Articles of Association of DaimlerChrysler AG, the Supervisory Board of DaimlerChrysler AG consists of twenty members. The principal function of the Supervisory Board is to appoint and supervise the Board of Management and to approve mid-term planning and matters not in the ordinary course of business that are of fundamental importance.

    The stockholders elect ten members of the Supervisory Board at the annual general meeting and the employees have the right to elect the remaining ten members. The term of a Supervisory Board member expires at the end of the general meeting of stockholders in which the stockholders discharge Supervisory Board members for the fourth fiscal year following the year in which the member was elected. There is no compulsory retirement age for members of the Supervisory Board.

    Any member elected by the stockholders in a general meeting may be removed by a majority of the votes cast by the stockholders in a general meeting. Any member of the Supervisory Board elected by the employees may be removed by three-quarters of the votes cast by the relevant class of employees. Under normal circumstances, the Supervisory Board acts by simple majority vote and the Chairman, who is always a representative of the stockholders, has the deciding vote in case of a deadlock.

    Effective at the end of the annual general meeting of stockholders held on April 11, 2001, Sir John Browne and Mr. Robert Allen resigned from the Supervisory Board. The stockholders of DaimlerChrysler elected Mr. Earl G. Graves, Chairman and Chief Executive Officer of Earl G. Graves, Ltd. and a former director of Chrysler Corporation, and Prof. Victor Halberstadt, Professor of Public Economics at Leiden University in the Netherlands, as successors. All other current stockholder representatives on the Supervisory Board were elected by the stockholders at the annual general meeting held on May 18, 1999. The current employee representatives were appointed by a court pursuant to
Section 104 of the German Stock Corporation Law. In December 2001, Mr. Boehm resigned from his position as a member of the Supervisory Board. The district court in Stuttgart appointed Mr. Richter as his successor representing the employees.

    The following table shows the current members of the Supervisory Board, their ages as of February 20, 2002, the year in which they were first elected or appointed, their principal occupation and other supervisory board memberships/directorships they hold. Employee representatives are identified by an asterisk.

Hilmar Kopper,          Age:                    66
  Chairman              First elected:          1998 (Daimler-Benz AG: 1990)
                        Principal Occupation:   Chairman of the Supervisory Board of
                                                Deutsche Bank AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Akzo-Nobel N.V.; Bayer AG; Solvay S.A.;
                                                Xerox Corporation; Unilever N.V.
Erich Klemm*,           Age:                    47
  Deputy Chairman       First elected:          1998 (Daimler-Benz AG: 1988)
                        Principal Occupation:   Chairman of the Corporate Works Council,
                                                DaimlerChrysler AG and DaimlerChrysler Group
Manfred Goebels*        Age:                    60
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Director, Service and Mobility Concept;
                                                Chairman of the Management Representative
                                                Committee, DaimlerChrysler Group
Earl G. Graves          Age:                    67
                        First elected:          2001
                        Principal Occupation:   Chairman and Chief Executive Officer of Earl
                                                G. Graves, Ltd. (Publisher, Black Enterprise
                                                magazine); Chairman of Pepsi's Customer
                                                Advisory and Ethnic Marketing Committee;
                                                Managing Director, Black
                                                Enterprise/Greenwich Street Corporate Growth
                                                Partners
                        Supervisory Board
                        Memberships/
                        Directorships:          Aetna Life and Casualty Company; AMR
                                                Corporation (American Airlines); Federated
                                                Department Stores, Inc.; Rohm & Haas
                                                Corporation
Prof. Victor            Age:                    62
  Halberstadt           First elected:          2001
                        Principal Occupation:   Professor of Public Economics at Leiden
                                                University, Netherlands
                        Supervisory Board
                        Memberships/
                        Directorships:          International Advisors Group of Goldman,
                                                Sachs & Co.; Investment Committee of ABP
                                                Pension Fund; Royal KPN N.V.; TNT Post Group
                                                N.V.; Concertgebouw N.V.; Board of Overseers
                                                of Koc University, Istanbul; PA
                                                Holdings Ltd., London
Robert J. Lanigan       Age:                    73
                        First elected:          1998 (Chrysler Corporation: 1984)
                        Principal Occupation:   Chairman Emeritus of Owens-Illinois, Inc.;
                                                Founder Partner, Palladium Equity Partners
                        Supervisory Board
                        Memberships/
                        Directorships:          IMS Health, Owens-Illinois, Inc.
Helmut Lense*           Age:                    50
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Chairman of the Works Council,
                                                Untertuerkheim Plant, DaimlerChrysler AG

Peter A. Magowan        Age:                    59
                        First elected:          1998 (Chrysler Corporation: 1986)
                        Principal Occupation:   President of San Francisco Giants
                        Supervisory Board
                        Memberships/
                        Directorships:          Safeway Inc.; Caterpillar Inc.
Gerd Rheude*            Age:                    56
                        First elected:          1999
                        Principal Occupation:   Chairman of the Works Council, Woerth Plant,
                                                DaimlerChrysler AG
Udo Richter*            Age:                    55
                        First elected:          2001
                        Principal Occupation:   Chairman of the Works Council, Bremen Plant,
                                                DaimlerChrysler AG
Wolf Juergen Roeder*    Age:                    54
                        First elected:          2000
                        Principal Occupation:   Member of the Executive Council, German
                                                Metalworkers' Union
                        Supervisory Board
                        Memberships/
                        Directorships:          Robert Bosch GmbH; AOK Baden-Wuerttemberg
Dr. rer. pol. Manfred   Age:                    63
  Schneider             First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Chairman of the Board of Management of Bayer
                                                AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Allianz AG; Metro AG; RWE AG; Linde AG
Peter Schoenfelder*     Age:                    52
                        First elected:          1998 (Daimler-Benz AG: 1990)
                        Principal Occupation:   Chairman of the Works Council, Augsburg
                                                Plant, EADS Deutschland GmbH
Stefan Schwaab*         Age:                    49
                        First elected:          2000
                        Principal Occupation:   Vice Chairman of the Works Council, Gaggenau
                                                Plant, DaimlerChrysler AG; Vice Chairman of
                                                the Corporate Works Council, DaimlerChrysler
                                                AG and DaimlerChrysler Group
G. Richard Thoman       Age:                    57
                        First elected:          1998 (Chrysler Corporation: 1998)
                        Principal Occupation:   Former President and Chief Executive Officer
                                                of Xerox Corporation; Senior Advisor to
                                                Evercore Partners
                        Supervisory Board
                        Memberships/
                        Directorships:          Union Bancaire Privee; DB Capital Partners
                                                Advisory Board
Bernhard Walter         Age:                    59
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Former Chairman of the Board of Managing
                                                Directors of Dresdner Bank AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Bilfinger + Berger Bauaktiengesellschaft;
                                                Deutsche Telekom AG; Henkel KGaA; KG
                                                Allgemeine Leasing GmbH & Co.; mg
                                                technologies ag; Staatliche
                                                Porzellan-Manufaktur Meissen GmbH; Thyssen
                                                Krupp AG; Wintershall AG

Lynton R. Wilson        Age:                    61
                        First elected:          1998 (Chrysler Corporation: 1994)
                        Principal Occupation:   Chairman of the Board of CAE Inc.; Chairman
                                                of the Board of Nortel Networks Corporation
                        Supervisory Board
                        Memberships/
                        Directorships:          Imperial Oil Limited; Ontario Power
                                                Generation Inc.; Nortel Networks Corp.;
                                                DaimlerChrysler Canada Inc.; J.P. Morgan
                                                Chase & Co. (International Council)
Dr.-Ing. Mark Woessner  Age:                    63
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Former CEO and Chairman of the Supervisory
                                                Board of Bertelsmann AG
                        Supervisory Board
                        Memberships/
                        Directorships:          eCircle AG; thorborgnet GmbH & Co. KGaA;
                                                Dussmann KGaA; Loewe AG
Bernhard Wurl*          Age:                    57
                        First elected:          1998 (Daimler-Benz AG: 1979)
                        Principal Occupation:   Head of Department reporting to the
                                                Executive Council, German Metalworkers'
                                                Union
                        Supervisory Board
                        Memberships/
                        Directorships:          Deutsche Babcock AG
Stephen P. Yokich*      Age:                    66
                        First elected:          1998
                        Principal Occupation:   President of International Union, United
                                                Automobile, Aerospace and Agricultural
                                                Implement Workers of America (UAW)
                        Supervisory Board
                        Memberships/
                        Directorships:          Blue Cross Blue Shield of Michigan (BCBSM)

    The Supervisory Board maintains the following standing committees:

    - The PRESIDENTIAL COMMITTEE is responsible for deciding the terms of the service contracts and other contractual arrangements between DaimlerChrysler AG and members of the Board of Management. In particular, the committee determines salaries and incentive compensation awards for members of the Board of Management and establishes corporate goals for performance-based compensation plans. Members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Manfred Schneider, and Bernhard Wurl. The Presidential Committee held four meetings in 2001.

    - The FINANCIAL AUDIT COMMITTEE recommends the appointment of independent auditors to be elected by the annual general meeting, engages the independent auditors and reviews the scope of external audit services. The Financial Audit Committee also reviews the annual financial statements of DaimlerChrysler AG and the consolidated annual and half-year financial statements of the DaimlerChrysler Group, taking into account the results of the audits and reviews performed by the independent auditors. Members of the Financial Audit Committee are Hilmar Kopper, Erich Klemm, Stefan Schwaab and Bernhard Walter. The Financial Audit Committee held two meetings in 2001.

                              BOARD OF MANAGEMENT

    The Supervisory Board determines the size of the Board of Management, which must have at least two members. Members are appointed by the Supervisory Board for a maximum term of five years and are eligible for reappointment thereafter. The normal retirement age for members of the Board of Management is 65, although it is possible for a member of the Board of Management to continue in office beyond this age with the approval of the Supervisory Board.

    Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the stockholders in a general meeting, the Supervisory Board may remove a member of the Board of Management prior to the expiration of his term. A member of the Board of Management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and DaimlerChrysler AG and he is under a duty to disclose any material interest in proposals, arrangements or contracts between DaimlerChrysler AG and third parties.

    The current members of the Board of Management, their ages as of February 20, 2002, the year in which they were first appointed, the year in which their terms expire, their current position/area of responsibility and prior positions held within the last five years, are as follows:

Juergen E. Schrempp              Age:                   57
                                 First appointed:       1998 (Daimler-Benz AG: 1987)
                                 Term expires:          2005
                                 Current Position:      Chairman of the Board of Management
                                 Prior Position(s):     Chairman of the Board of Management of
                                                        Daimler-Benz AG

Dr. rer. pol. Manfred Bischoff   Age:                   59
                                 First appointed:       1998 (Daimler-Benz AG: 1995)
                                 Term expires:          2003
                                 Responsible for:       Aerospace & Industrial Businesses,
                                                        Board Member Mitsubishi Motors Corporation
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG and President and Chief
                                                        Executive Officer of Daimler-Benz Aerospace
                                                        AG

Dr. rer. pol. Eckhard Cordes     Age:                   51
                                 First appointed:       1998 (Daimler-Benz AG: 1996)
                                 Term expires:          2003
                                 Responsible for:       Commercial Vehicles
                                 Prior Position(s):     Member of the Board of Management of
                                                        DaimlerChrysler AG -- Corporate
                                                        Development & IT-Management; Member of the
                                                        Board of Management of Daimler-Benz AG --
                                                        Corporate Development and Directly Managed
                                                        Businesses; Deputy Member of the Board of
                                                        Management of Daimler-Benz AG -- Corporate
                                                        Development and Directly Managed Businesses

Guenther Fleig                   Age:                   53
                                 First appointed:       1999
                                 Term expires:          2004
                                 Responsible for:       Human Resources & Labor Relations Director
                                 Prior Position(s):     President of DaimlerChrysler France S.A.S.,
                                                        DaimlerChrysler Holding S.A. France and Head
                                                        of the Corporate Representation Office,
                                                        France; President of Mercedes-Benz France;
                                                        Head of European Sales Projects,
                                                        Mercedes-Benz AG

Dr. iur. Manfred Gentz           Age:                   60
                                 First appointed:       1998 (Daimler-Benz AG: 1983)
                                 Term expires:          2003
                                 Responsible for:       Finance & Controlling
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Finance & Controlling,
                                                        Human Resources

Prof. Juergen Hubbert            Age:                   62
                                 First appointed:       1998 (Daimler-Benz AG: 1987)
                                 Term expires:          2005
                                 Responsible for:       Mercedes-Benz Passenger Cars & smart
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Passenger Cars; Member of
                                                        the Board of Management of Mercedes-Benz
                                                        AG -- Passenger Cars

Dr. iur. Klaus Mangold           Age:                   58
                                 First appointed:       1998 (Daimler-Benz AG: 1995)
                                 Term expires:          2003
                                 Responsible for:       Services
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG and President and Chief
                                                        Executive Officer of Daimler-Benz
                                                        InterServices (debis) AG

Thomas W. Sidlik                 Age:                   52
                                 First appointed:       1998 (Chrysler Corporation: 1992)
                                 Term expires:          2003
                                 Responsible for:       Procurement & Supply Chrysler Group, Board
                                                        Member Hyundai Motor Company
                                 Prior Position(s):     Executive Vice President of Chrysler
                                                        Corporation -- Procurement & Supply; Vice
                                                        President and Chairman of Chrysler Financial
                                                        Corporation and General Manager -- Small Car
                                                        Operations

Gary C. Valade                   Age:                   59
                                 First appointed:       1998 (Chrysler Corporation: 1990)
                                 Term expires:          2003
                                 Responsible for:       Global Procurement & Supply
                                 Prior Position(s):     Executive Vice President and Chief Financial
                                                        Officer of Chrysler Corporation

Prof. Klaus-Dieter Voehringer    Age:                   60
                                 First appointed:       1998 (Daimler-Benz AG: 1997)
                                 Term expires:          2003
                                 Responsible for:       Research & Technology
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Research & Technology;
                                                        Deputy Member of the Board of Management of
                                                        Mercedes-Benz AG -- Powertrain Unit
                                                        Commercial Vehicles

Dr.-Ing. Dieter Zetsche          Age:                   48
                                 First appointed:       1998 (Daimler-Benz AG: 1997)
                                 Term expires:          2003
                                 Responsible for:       Chrysler Group
                                 Prior Position(s):     Member of the Board of Management of
                                                        DaimlerChrysler AG -- Commercial Vehicles;
                                                        Member of the Board of Management of
                                                        DaimlerChrysler AG -- Sales and Marketing;
                                                        Member of the Board of Management of
                                                        Daimler-Benz AG -- Sales and Marketing

Dr. rer. pol.                    Age:                   41
Wolfgang Bernhard                First appointed:       2000
(Deputy Member)                  Term expires:          2003
                                 Current Position:      Chief Operating Officer Chrysler Group
                                 Prior Position(s):     CEO of Mercedes-AMG GmbH; General Manager for
                                                        S-Class assembly at the Sindelfingen Plant

Dr. phil.                        Age:                   50
Ruediger Grube                   First appointed:       2001
(Deputy Member)                  Term expires:          2004
                                 Responsible for:       Corporate Development
                                 Prior Position(s):     CEO of Haeussler Group; Senior Vice President
                                                        Corporate Development of DaimlerChrysler AG;
                                                        Head of Corporate Strategy and Member of the
                                                        Executive Board of DaimlerChrysler AG; Head
                                                        of Corporate Strategy and Member of the
                                                        Executive Board of Daimler-Benz AG

                                  COMPENSATION

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

    The aggregate amount of compensation paid by the DaimlerChrysler Group to all members of the Supervisory Board, as a group, for services in all capacities to the Group for the year ended December 31, 2001 amounted to [EURO]2 million. See also Note 5 to the Consolidated Financial Statements.

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

    - MEDIUM-TERM-INCENTIVE -- Members of the Board of Management receive performance-based stock unit awards that track the value of DaimlerChrysler ordinary shares at the beginning of three year performance periods. The amount ultimately earned in cash at the end of a performance period is based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks, such as return on net assets, return on sales, revenue growth and quality, and the market value of DaimlerChrysler ordinary shares. Board of Management members received 382,505 performance-based stock unit awards in 2001.

    - STOCK OPTIONS -- Stock option plans provide long-term-incentives based on the appreciation of DaimlerChrysler ordinary shares. DaimlerChrysler granted Board of Management members, as a group, 3.0 million stock options in 2001 under a stockholder approved option plan. Those options are exercisable at a reference price of [EURO]55.80 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2003 and on April 1, 2004 and expire on April 1, 2011. If the market price per DaimlerChrysler ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. See "Share Ownership."

    The aggregate amount of compensation paid by the DaimlerChrysler Group to all members of the Board of Management, as a group, for services in all capacities to the Group for the year ended December 31, 2001 was [EURO]22 million. The aggregate amount accrued by the Group during the year ended December 31, 2001 to provide pension, retirement and similar benefits for the members of the Board of Management was [EURO]14 million. See also Note 5 to the Consolidated Financial Statements.

    In the past, the Supervisory Board has negotiated limited benefits upon termination of a Board of Management member's service prior to the stated expiration date of his service contract. Moreover, if a U.S. member of the Board of Management, who was party to a pre-merger employment contract with Chrysler Corporation, dies during the term of his service agreement, then, in addition to benefits payable under pension and retirement plans, his estate will be entitled to receive an annual bonus payment and a medium-term-incentive payment, pro rated through the date of death, that assumes corporate goals have been achieved. If such member is terminated, or terminates his service with good reason, as defined in the service agreement, then, in addition to the foregoing, he is entitled to receive a severance payment expressed as a multiple of the sum of his base salary and his average bonus over the last three years, together with an additional amount to reimburse him for any excise tax assessable on any amounts so received. The Supervisory Board may also negotiate additional or different terms with Board of Management members at the time their service to DaimlerChrysler terminates.

    See also Note 22 to the Consolidated Financial Statements.

                         EMPLOYEES AND LABOR RELATIONS

    At December 31, 2001, the DaimlerChrysler Group employed a workforce of 372,470 people worldwide, which represented a decrease of 11% from year-end 2000. The decrease resulted primarily from workforce reductions in the context of the turnaround plans implemented at Chrysler Group and Freightliner and DaimlerChrysler's dispositions of Adtranz and its controlling interest in TEMIC. In 2000, the decrease in the number of employees was a result of DaimlerChrysler's dispositions of most of its aerospace activities and its controlling interest in T-Systems ITS. See "Description of Business Segments" in "Item 4. Information on the Company."

    Of the total number of employees, 191,158 employees were based in Germany and 104,871 in the United States. The following table shows the number of employees at December 31, 2001, 2000 and 1999:

                                                          EMPLOYEES AT DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                                    2001                             2000                             1999
                       ------------------------------   ------------------------------   ------------------------------
                        TOTAL     GERMANY      U.S.      TOTAL     GERMANY      U.S.      TOTAL     GERMANY      U.S.
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Mercedes-Benz
  Passenger Cars &
  smart..............  102,223     93,055      2,003    100,893     92,099      1,910     99,459     91,698      1,834
Chrysler Group.......  104,057          4     77,800    121,027          2     90,536    124,837        225     92,044
Commercial
  Vehicles...........   96,644     51,927     15,413    101,027     52,161     18,526     95,967     51,009     16,990
Sales organization
  for automotive
  business...........   38,733     27,020      1,549     36,857     26,048      1,508     34,133     24,086      1,457
Services.............    9,712      2,440      4,637      9,589      2,321      4,787     26,240     14,183      4,797
Other
  Activities(1)......   21,101     16,712      3,469     47,108     24,230      6,366     86,302     60,032      6,806
                       -------    -------    -------    -------    -------    -------    -------    -------    -------
DaimlerChrysler
  Group..............  372,470    191,158    104,871    416,501    196,861    123,633    466,938    241,233    123,928
                       =======    =======    =======    =======    =======    =======    =======    =======    =======

------------------------------

(1) Including holding companies and corporate functions.

    On average, the Group had approximately 14,200 temporary employees in 2001.

    Almost all the Group's employees in Germany who are members of labor unions belong to the German metalworkers' union (INDUSTRIEGEWERKSCHAFT METALL). None of the Group's facilities in Germany is operated on a "closed shop" basis. In Germany, collective bargaining agreements for blue collar workers and for white collar employees below management level are generally negotiated between the regional association of the companies within a particular industry and the respective unions. DaimlerChrysler is a member of the regional associations of employers. Even though the collective bargaining agreement is legally binding only for members of the negotiating parties (employers' associations and trade unions), DaimlerChrysler extends the applicability of the agreement to all employees below senior management level by a pertinent clause in the employment contracts. The most recent agreement for "metalworkers" will expire in February 2002. Employer and union representatives are currently negotiating a new collective bargaining agreement.

    In the United States and Canada, most of DaimlerChrysler Corporation's hourly employees and 27% of its salaried employees are represented by unions. Substantially all of these represented employees are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace and Agricultural Implement Workers of Canada
(CAW).

    DaimlerChrysler Corporation and the UAW are parties to a four-year collective bargaining agreement that covers more than 58,000 hourly and salaried workers in the United States and expires in September 2003. The agreement provides for an annual base wage increase of 3% each contract year, a one-time lump sum payment of $1,350 per worker, increases in pension benefit rates, and improvements in certain health care, supplemental unemployment and other benefits. The agreement limits DaimlerChrysler Corporation's ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit, but provides flexibility in establishing job assignments and work rules in order to increase productivity in plants.

    In addition, DaimlerChrysler Canada, Ltd. and the CAW are parties to a three-year collective bargaining agreement that covers approximately 11,000 workers in Canada through September 2002. It also provides for an annual base wage increase of 3% each contract year, a one-time lump sum payment of $1,000 per worker, as well as increases in pension and other benefits.

    The Chrysler Group's turnaround plan calls for the reduction of DaimlerChrysler Corporation's total salaried and hourly workforce by approximately 20% (26,000 employees) over the three year period ending 2003, through a combination of retirements, special programs, attrition and layoffs. This reduction was announced following discussions with the UAW and CAW. See "Description of Business Segments -- Chrysler Group" in "Item 4. Information on the Company."

                                SHARE OWNERSHIP

    As of December 31, 2001, the current members of the Supervisory Board and the Board of Management as a group owned 190,816 DaimlerChrysler ordinary shares (0.02% of all outstanding shares), and had the right to acquire 4,843,020 ordinary shares under the option plans described below.

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

    In 2000, DaimlerChrysler AG instituted a stockholder approved stock option plan for management board members and other senior executives. Options granted in 2000 under this stock option plan are exercisable at a reference price of [EURO]62.30 plus a 20% exercise premium. They become exercisable in two equal installments on

April 21, 2002 and on April 21, 2003 and expire on April, 21, 2010. If the market price per DaimlerChrysler ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. In May 2000, certain shareholders challenged the approval of the stock option plan at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (LANDGERICHT STUTTGART) dismissed the case and the Stuttgart Court of Appeals (OBERLANDESGERICHT STUTTGART) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals (REVISION) to the Federal Supreme Court (BUNDESGERICHTSHOF) in July 2001. See "Compensation" for a description of options granted in 2001.

    See also Note 22 to the Consolidated Financial Statements.

    As part of its value-based management approach, DaimlerChrysler supports employee stock ownership. DaimlerChrysler offers the opportunity to purchase DaimlerChrysler ordinary shares to employees of Group companies incorporated in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom. In 2001, each eligible employee of a Group company incorporated in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of [EURO]153.39 plus one bonus share. Employees of German Group companies acquired a total of approximately 1,157,000 shares in 2001. The programs established for employees in other European countries follow the German program except for changes resulting from different national legal requirements. In these countries, employees acquired a total of approximately 28,000 shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

    The capital stock of DaimlerChrysler AG consists of ordinary shares, no par value (STUECKAKTIEN), which are issued in registered form. Under DaimlerChrysler AG's Memorandum and Articles of Association (SATZUNG), each ordinary share represents one vote. Major shareholders do not have different voting rights.

    Under the German Securities Trading Act (WERTPAPIERHANDELSGESETZ), holders of voting securities of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    The table below shows, as of December 31, 2001, the number of DaimlerChrysler ordinary shares held by holders of 5% or more of DaimlerChrysler ordinary shares and their percentage ownership:

IDENTITY OF PERSON OR GROUP                                   SHARES OWNED   PERCENT
---------------------------                                   ------------   --------
KARU Beteiligungsverwaltungs GmbH & Co. KG, a wholly owned
  subsidiary of Deutsche Bank AG(1).........................  119,818,714      11.9%
Kuwait Investment Authority as agent for the Government of
  the State of Kuwait.......................................   73,169,320       7.3%

------------------------------

(1) Deutsche Bank AG and KARU filed a Schedule 13G/A on February 12, 2002, in which Deutsche Bank reported aggregate beneficial ownership of 141,427,881 shares (14.1% of the shares outstanding), including the shares held by KARU.

                         ------------------------------

    As of December 31, 2001, DaimlerChrysler AG had approximately 1.9 million stockholders. Approximately 307,000 were U.S. holders, of which approximately 77,000 were record holders. Based on the share register, U.S. holders held approximately 17% of DaimlerChrysler ordinary shares as of that date.

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

    Deutsche Bank AG and its subsidiaries provided various financial and other services to the Group in 2001 for which they were paid reasonable and customary fees. KARU Beteiligungsverwaltungs GmbH & Co. KG, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 12% of the outstanding shares of DaimlerChrysler AG. Hilmar Kopper, Chairman of the Supervisory Board of DaimlerChrysler AG, is also Chairman of the Supervisory Board of Deutsche Bank AG.

    Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for DaimlerChrysler Corporation. DaimlerChrysler beneficially owns a 37.3% equity interest in Mitsubishi Motors Corporation.

    DaimlerChrysler purchases products and services from T-Systems ITS GmbH, an information technology company in which DaimlerChrysler beneficially owned a 49.9% equity interest in 2001. In January 2002, DaimlerChrysler decided to exit the joint venture by exercising its option to sell to Deutsche Telekom the Group's 49.9% interest for proceeds of [EURO]4.7 billion. The sale is expected to close in March 2002 with the termination of the joint venture.

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

    In April 2001, DaimlerChrysler sold a 60% controlling interest in the automotive electronics company TEMIC TELEFUNKEN microelectronic GmbH and its subsidiaries to Continental AG. DaimlerChrysler continues to purchase products from TEMIC TELEFUNKEN microelectronic GmbH which was renamed Conti Temic microelectronic GmbH.

    DaimlerChrysler Corporation incurred expenses of approximately $850,000 in 2001 for advertising and related marketing activities with Black Enterprise magazine. Earl G. Graves, member of the Supervisory Board of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

    In October 2001, DaimlerChrysler purchased the remaining 51% interest in Westfalia Van Conversion GmbH it did not already own. As part of this transaction, Mark Woessner, member of the Supervisory Board of DaimlerChrysler AG, sold his 17% interest in Westfalia Van Conversion GmbH to DaimlerChrysler.

ITEM 8. FINANCIAL INFORMATION.

                       CONSOLIDATED FINANCIAL STATEMENTS

    See "Item 18. Financial Statements" and pages F-i, F-1 through F-64 and page S-1.

                          OTHER FINANCIAL INFORMATION

SEPARATE FINANCIAL STATEMENTS

    Separate financial statements of significant 50 percent or less owned entities -- see "Item 18. Financial Statements."

EXPORT SALES

    In 2001, approximately 731,000 or 61% of all passenger cars and commercial vehicles produced by DaimlerChrysler in Germany and approximately 342,000 or 19% of all passenger cars and trucks produced by DaimlerChrysler in the United States were exported to other countries.

LEGAL PROCEEDINGS

    Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings, other than the shareholder and forced labor lawsuits discussed below, constitute ordinary routine litigation incidental to its businesses. See also "Government Regulation and Environmental Matters -- Environmental Matters" in "Item 4. Information on the Company."

    Various legal proceedings pending against DaimlerChrysler Corporation allege defects in various components (including door and liftgate latches, occupant restraint systems, seats, brake systems, and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), or crashworthiness. Some of these proceedings seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

    In October 2001, the United States Court of Appeal for the Fourth Circuit vacated a previously reported 1997 judgment for $12.5 million
([EURO]14.0 million) in compensatory damages and $250 million
([EURO]281 million) in punitive damages against DaimlerChrysler Corporation in JIMENEZ VS. CHRYSLER CORPORATION, a case filed in U.S. District Court in South Carolina. The complaint alleged that the liftgate latch striker of a 1985 Dodge Caravan was defective and opened when the Caravan was struck by another vehicle resulting in the ejection and death of an occupant. The case has been remanded for trial on the limited issue of liability for compensatory damages.

    As previously reported, on February 18, 1999, a jury awarded $54.75 million ([EURO]61.5 million) in compensatory damages and $3.7 million
([EURO]4.2 million) in punitive damages to the owners of approximately 75,000 1988 3/4 -1990 model year Chrysler vehicles in CRAWLEY VS. CHRYSLER CORPORATION, a class action lawsuit tried in the Court of Common Pleas, Philadelphia, Pennsylvania. The complaint alleged that the air bags in those vehicles were defective because the vent hole positions could cause hand burns when the air bags deploy. DaimlerChrysler Corporation's appeal is pending.

    Four purported class action lawsuits are pending in various U.S. and Canadian courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep-Registered Trademark- and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Six other previously reported class action lawsuits regarding paint delamination have been dismissed.

    As previously reported, DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that it violated EC competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EC competition rules and imposed a fine of approximately [EURO]72 million. DaimlerChrysler has appealed this decision.

    As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and certain members of its Supervisory Board and Board of Management (Messrs. Kopper, Schrempp and Gentz). Shortly therafter, a number of other actions were filed against the same defendants, making similar claims to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit are pending. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in

1998. In essence, the complaints allege that by describing the transaction as a "merger of equals" in the proxy statement/prospectus and other statements preceding the special meeting of Chrysler stockholders called to vote on the business combination agreement, the defendants misrepresented that DaimlerChrysler would operate as two equal companies, while they always intended to relegate Chrysler to division status and to replace Chrysler's management with executives from Daimler-Benz. The complaints generally seek (a) actual damages, including an acquisition premium, (b) "recissory" damages representing the difference between the value of the Chrysler common stock exchanged and the present value of the DaimlerChrysler shares, (c) compensatory and, in the individual actions, punitive damages, (d) an order unwinding the transaction,
(e) pre- and post-judgment interest, and (f) such other relief as may be just and proper. In April 2001, all of the pending class action complaints were consolidated into a single consolidated class action complaint that included two claims not previously alleged in any of the complaints. The new claims alleged that DaimlerChrysler had violated U.S. securities laws by making false and misleading statements in 1999 and 2000 regarding its prospects for the year 2000. DaimlerChrysler believes that all pending claims are without merit and intends to defend against them vigorously. On May 9, 2001, DaimlerChrysler filed motions to dismiss all three complaints. The briefing on the motions was concluded and submitted to the court in July 2001. The motions are pending before the court.

    DaimlerChrysler and numerous other German companies (including subsidiaries of U.S. companies) were defendants in class action lawsuits which sought to recover compensation on behalf of individuals forced to work for those companies by the Third Reich during World War II. In an effort to resolve such claims, German companies, including DaimlerChrysler, and the German government agreed in 2000 to establish a DM 10 billion "Remembrance, Responsibility and the Future Foundation," to provide humanitarian assistance to victims of forced labor and other injustices under that regime. The Foundation has been funded in equal parts by the German government and German companies. In conjunction with the establishment of the Foundation, the United States and other countries have agreed to assist in attempting to achieve a final dismissal of all existing and future claims relating to such injustices. All lawsuits filed against DaimlerChrysler in the United States have been dismissed. DaimlerChrysler expects that the remaining cases pending in Germany will be dismissed as a result of new legislation relating to the Foundation.

    On April 30, 2001, DaimlerChrysler sold its subsidiary, DaimlerChrysler Rail Systems GmbH ("Adtranz"), to Bombardier, Inc. for cash consideration of $725 million. Bombardier has asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations, and seeks total damages of approximately [EURO]1 billion. The agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. DaimlerChrysler intends to defend itself vigorously against such claims. The agreement calls for submission of disputes to arbitration and Bombardier has notified DaimlerChrysler that it intends to do so with respect to its claims.

    Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) has experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in certain components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. DaimlerChrysler Corporation believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles. It is possible, however, that the number of these lawsuits will continue to grow and that the company could incur significant costs in the future in resolving these lawsuits.

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

DIVIDEND POLICY

    The Supervisory Board and the Board of Management propose dividends based on DaimlerChrysler AG's year-end unconsolidated financial statements. The Boards then submit their proposal for approval at the annual general meeting of stockholders, which is generally held during the second quarter of the following year. Shareholders of record on the date of the annual general meeting at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. DaimlerChrysler AG expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend upon DaimlerChrysler's earnings, financial condition (including its cash needs), future earnings prospects and other factors. See "Item 5. Operating and Financial Review and Prospects."

    Deutsche Bank AG as global paying agent distributes cash dividends payable to holders of ordinary shares. In Germany, the paying agent generally makes the payment to the holder's depot bank which then credits the payment to the stockholder's account. Shareholders in the United States receive payment through The Bank of New York as U.S. paying agent if they are shareholders of record, or payment is credited to their brokerage or other account through the Depository Trust Company system established by U.S. banks and brokers. Unless instructed otherwise, the U.S. paying agent will convert cash dividends payable to shareholders in the United States from euros into U.S. dollars. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See "Dividends" and "Exchange Rate Information" in "Item 3. Key Information."

                              SIGNIFICANT CHANGES

    In January 2002, DaimlerChrysler decided to exit a joint venture with Deutsche Telekom by exercising its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS for proceeds of [EURO]4.7 billion. The sale is expected to close in March 2002 with the termination of the joint venture.

    Following a decision of DaimlerChrysler's Board of Management in 2001, DaimlerChrysler and GE Capital reached an agreement in January 2002 for GE Capital to purchase a portion of DaimlerChrysler's Capital Services portfolio in the United States. DaimlerChrysler will receive approximately
[EURO]1.3 billion for the sale. The transaction is expected to be completed in the first quarter of 2002.

ITEM 9. THE OFFER AND LISTING.

TRADING MARKETS

    The principal trading markets for DaimlerChrysler ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. The ordinary shares are also listed on the other German stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hannover, Munich and Stuttgart, on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, on the stock exchanges in Paris, Tokyo and Toronto, and on the Swiss stock exchange.

    As of December 31, 2001, DaimlerChrysler ordinary shares represented approximately 6.8% of the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange, 1.3% of the Dow Jones STOXX 50(SM), which covers stocks from 17 European equity markets, and 2.2% of the Dow Jones EURO STOXX 50(SM), which covers stocks from the equity markets of those member states of the European Union that introduced the euro as their common legal currency. See also "Introduction of the Euro" in "Item 4. Information on the Company."

    The transfer agents for DaimlerChrysler ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

TRADING ON THE FRANKFURT STOCK EXCHANGE

    The Frankfurt Stock Exchange, which is operated by Deutsche Boerse AG, is the most significant of the eight German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany. As of December 31, 2001, equity securities traded on the Frankfurt Stock Exchange included the shares of 5,777 companies, of which 4,865 were non-German.

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

    DaimlerChrysler ordinary shares are also traded on Xetra (Exchange Electronic Trading), an integrated electronic exchange system operated by Deutsche Boerse AG. Xetra is available daily from 9:00 a.m. to 8:00 p.m. Central European Time to brokers and banks which have been admitted to Xetra by the Frankfurt Stock Exchange. Securities traded by this system include liquid stocks, warrants and bonds traded on the floor of the Frankfurt Stock Exchange. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. In 2001, Xetra accounted for approximately 94% of the DaimlerChrysler ordinary shares trading volume at the Frankfurt Stock Exchange.

    Trading activities on the German stock exchanges are monitored by the Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUER DEN WERTPAPIERHANDEL). All orders from customers to buy or sell listed securities must be executed on a stock exchange unless a customer gives specific instructions to the contrary.

    The table below shows, for the periods indicated, the Xetra high and low sales prices for the DaimlerChrysler ordinary shares from November 17, 1998, the first day on which DaimlerChrysler ordinary shares officially traded on the Frankfurt Stock Exchange. Since January 4, 1999, the first official trading day of 1999, the prices of shares listed on the German stock exchanges, including the ordinary shares of DaimlerChrysler AG, have been quoted in euros. In order to achieve comparability with the 1998 sales prices quoted in Deutsche Marks, the 1998 sales prices have been converted into euros at the fixed rate of DM1.95583 per euro. The table also shows, for the periods indicated, the Xetra highs and lows of the DAX. The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and their market capitalization. Adjustments of the DAX are made for capital changes, subscription rights and dividends. See "Exchange Rate Information" in "Item 3. Key Information" with respect to rates of exchange between the U.S. dollar and the DM (translated into euros at the fixed rate of DM1.95583 per euro) and the U.S. dollar and the euro applicable during the periods shown below.

                                                              PRICE PER
                                                           DAIMLERCHRYSLER
                                                            ORDINARY SHARE                DAX
                                                        ----------------------   ----------------------
                                                          HIGH          LOW        HIGH          LOW
                                                        --------      --------   --------      --------
                                                               ([EURO])
ANNUAL HIGHS AND LOWS

1998 (from November 17, 1998).........................   85.90         70.61     5,174.42      4,435.94
1999..................................................   95.79         63.26     6,992.92      4,601.07
2000..................................................   79.97         42.70     8,136.16      6,110.26
2001..................................................   58.19         27.24     6,795.14      3,539.18

QUARTERLY HIGHS AND LOWS

2000
    First Quarter.....................................   79.97         61.55     8,136.16      6,388.91
    Second Quarter....................................   72.03         54.61     7,641.53      6,794.08
    Third Quarter.....................................   63.80         49.95     7,503.32      6,468.46
    Fourth Quarter....................................   57.42         42.70     7,185.66      6,110.26
2001
    First Quarter.....................................   57.39         43.27     6,795.14      5,351.48
    Second Quarter....................................   58.19         48.65     6,337.47      5,383.99
    Third Quarter.....................................   57.80         27.24     6,131.97      3,539.18
    Fourth Quarter....................................   51.25         32.55     5,341.86      4,157.60

MONTHLY HIGHS AND LOWS

2001
    July..............................................   57.80         53.00     6,131.97      5,551.14
    August............................................   56.69         47.00     5,930.45      5,124.69
    September.........................................   49.53         27.24     5,220.10      3,539.18
    October...........................................   42.90         32.55     4,874.31      4,157.60
    November..........................................   51.25         37.85     5,217.47      4,481.55
    December..........................................   49.89         43.64     5,341.86      4,872.25
2002
    January...........................................   51.40         44.52     5,318.73      4,984.20
    February (through February 14, 2002)..............   48.17         41.64     5,165.97      4,730.70

                            ------------------------

    On February 14, 2002 the closing sales price per DaimlerChrysler ordinary share on Xetra was [EURO]43.51. This price was equivalent to $37.91 per ordinary share, translated at the noon buying rate for euros on that date.

    Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of DaimlerChrysler ordinary shares traded on the exchange (including Xetra) in 2001 was 4.6 million. As of December 31, 2001, the market capitalization of DaimlerChrysler on the Frankfurt Stock Exchange was [EURO]48.5 billion.

TRADING ON THE NEW YORK STOCK EXCHANGE

    Official trading of DaimlerChrysler ordinary shares on the New York Stock Exchange commenced on November 17, 1998. DaimlerChrysler ordinary shares trade under the symbol "DCX."

    The following table shows, for the periods indicated, the high and low sales prices per DaimlerChrysler ordinary share as reported on the New York Stock Exchange Composite Tape.

                                                                   PRICE PER
                                                                DAIMLERCHRYSLER
                                                                ORDINARY SHARE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
                                                                      ($)
ANNUAL HIGHS AND LOWS

1998 (from November 17, 1998)...............................    99.06     82.38
1999........................................................   108.63     65.31
2000........................................................    78.69     37.75
2001........................................................    52.72     25.60

QUARTERLY HIGHS AND LOWS

2000
    First Quarter...........................................    78.69     59.88
    Second Quarter..........................................    68.75     51.81
    Third Quarter...........................................    57.00     43.67
    Fourth Quarter..........................................    49.47     37.75
2001
    First Quarter...........................................    52.72     41.01
    Second Quarter..........................................    51.75     42.42
    Third Quarter...........................................    50.48     25.60
    Fourth Quarter..........................................    44.68     30.30

MONTHLY HIGHS AND LOWS

2001
    July....................................................    50.48     45.35
    August..................................................    49.86     43.07
    September...............................................    43.83     25.60
    October.................................................    38.02     30.30
    November................................................    44.68     34.98
    December................................................    44.00     39.46
2002
    January.................................................    45.76     39.40
    February (through February 14, 2002)....................    41.16     36.40

    On February 14, 2002, the closing sales price per DaimlerChrysler ordinary share on the New York Stock Exchange as reported on the NYSE Composite Tape was $37.72.

ITEM 10. ADDITIONAL INFORMATION.

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The minority stockholders of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier for cash or holdings in DaimlerChrysler AG or its subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. Some of the Dornier minority stockholders partially exercised this right in 2001 and exchanged some of their shareholdings in Dornier for cash and/or holdings in DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. To the extent that they have made use of their right to exchange their shareholdings for holdings of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft, they have the right to exchange this new shareholding for cash or for ordinary shares of DaimlerChrysler AG. This right has already been partially exercised.

    In 1996, DaimlerChrysler Luxembourg Capital S.A., formerly known as Daimler-Benz Capital (Luxembourg) AG, a DaimlerChrysler subsidiary, issued
4 1/8% bearer notes with appertaining warrants due July 5, 2003 with a nominal amount of DM 1,000 ([EURO]511) per note. Each note has warrants attached that originally entitled the noteholder to receive 10.254 Daimler-Benz ordinary shares, consisting partially of shares already issued and partially of newly issued shares. In accordance with Section 23 of the German Transformation Act (UMWANDLUNGSGESETZ) these warrants are now DaimlerChrysler AG warrants which entitle the noteholder to receive 10.30527 DaimlerChrysler ordinary shares. As of February 14, 2002, there were outstanding warrants for approximately
1.1 million new DaimlerChrysler ordinary shares.

    In 1997, Daimler-Benz AG issued 5 3/4% subordinated mandatory convertible notes due June 14, 2002 convertible into newly issued Daimler-Benz ordinary shares on or before June 4, 2002. In accordance with Section 23 of the German Transformation Act these notes, including notes represented by American Depositary Notes and DM Book Entry Securities, are now notes of DaimlerChrysler AG, convertible into DaimlerChrysler ordinary shares. If they are not converted by June 4, 2002, the notes will be mandatorily converted into DaimlerChrysler ordinary shares at a conversion rate to be determined on the basis of an average price for the shares on the Frankfurt Stock Exchange during a specified window period. As of February 14, 2002, the maximum number of ordinary shares that would be issued upon exercise of all outstanding conversion rights was approximately 9.5 million.

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

CORPORATE GOVERNANCE

    German stock corporations are principally governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's memorandum and articles of association (SATZUNG), and may be described generally as follows:

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

OBJECTS AND PURPOSES

    Section 2 of DaimlerChrysler AG's Memorandum and Articles of Association states that its object is to pursue, directly or indirectly, business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business: vehicles for use on land; vehicles for use on water, in the air and in space and other products in the fields of transport, aerospace, space, and marine technology; engines and other technological propulsion systems; plants, machinery and equipment for power generation, distribution and utilization; electrical and electronic equipment, plants and systems; communication and information technology, business consulting; financial services of all kinds, insurance brokerage, and activities in the fields of media and expositions; and management and development of real property. The Articles authorize DaimlerChrysler AG to take all actions that serve the attainment of its objects, except that it is not permitted to carry out directly banking and real property transactions that are subject to license requirements.

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

    Following is a summary of the significant provisions under German law and DaimlerChrysler's Articles of Association relating to ordinary shares:

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

    - PREEMPTIVE RIGHTS. DaimlerChrysler AG's Articles of Association provide that the preemptive right of shareholders to subscribe (BEZUGSRECHT) for any issue of additional shares, debt instruments convertible into shares or participating debt instruments in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

    - LIQUIDATION. If DaimlerChrysler AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their shareholdings.

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

    In order to be entitled to participate and vote at the meeting, a shareholder must be registered in the share register on the meeting date, and must also have notified DaimlerChrysler AG no later than on the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders may vote their shares by proxy after having conferred a power of attorney by signing and returning the proxy card mailed to them or via Internet in advance of the meeting. A notice of the meeting including the proxy card, an agenda describing the items to be voted on at the meeting, and a short form of the annual report is sent to the shareholders. As a foreign private issuer, DaimlerChrysler is not required to file a proxy statement under U.S. securities law. The proxy voting process for DaimlerChrysler's shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

    Amendments to the Articles of Association may be proposed either by the Supervisory Board and the Board of Management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least [EURO]500,000 of the company's capital stock.

CHANGE IN CONTROL

    The Articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control of DaimlerChrysler and that would only apply in the context of a merger, acquisition or corporate restructuring involving DaimlerChrysler AG or any of its subsidiaries. On January 1, 2002, the German Takeover Act (WERTPAPIERERWERBS- UND UEBERNAHMEGESETZ) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUER DEN WERTPAPIERHANDEL) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Law. The board of management may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

DISCLOSURE OF SHAREHOLDINGS

    DaimlerChrysler AG's Articles of Association do not require shareholders to disclose their shareholdings. The Securities Trading Act (WERTPAPIERHANDELSGESETZ), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation's outstanding voting rights.

CURRENCY CONVERSION -- DIVIDENDS

    Under the transfer agent agreement in place with the U.S. transfer agent, shareholders registered in the share register with addresses in the United States may elect to receive dividends in either euros or U.S. dollars. Unless instructed otherwise, the U.S. transfer agent will convert all cash dividends and other cash distributions it receives in respect of ordinary shares into U.S. dollars before payment to the shareholder. The amount distributed will be reduced by any amounts required to be withheld by DaimlerChrysler AG or the U.S. transfer agent on account of taxes or other governmental charges.

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

                               MATERIAL CONTRACTS

    As previously reported in DaimlerChrysler's Annual Report on Form 20-F for the year 2000, DaimlerChrysler and Mitsubishi Motors Corporation established an alliance in October 2000 calling for cooperation in the design, development, production and distribution of passenger cars and light commercial vehicles throughout the world, and DaimlerChrysler acquired a 34% equity interest in Mitsubishi Motors for [EURO]2.2 billion. In June 2001, DaimlerChrysler increased its shareholding in Mitsubishi Motors to 37.3% by acquiring AB Volvo's 3.3% equity interest in Mitsubishi Motors.

    As previously reported in DaimlerChrysler's Annual Report on Form 20-F for the year 2000, Deutsche Telekom and DaimlerChrysler Services AG formed a joint venture in October 2000 in the area of information technology. Deutsche Telekom contributed [EURO]4.6 billion in cash to DaimlerChrysler's information technology subsidiary debis Systemhaus GmbH in return for which Deutsche Telekom received a 50.1% interest in debis Systemhaus (now known as T-Systems ITS). In January 2002, DaimlerChrysler decided to exit the joint venture by exercising its option to sell to Deutsche Telekom the Group's 49.9% interest for proceeds of [EURO]4.7 billion. The sale is expected to close in March 2002 with the termination of the joint venture.

                               EXCHANGE CONTROLS

    The euro is a fully convertible currency. There are, except in limited embargo circumstances, currently no legal restrictions in Germany on international capital movements and foreign exchange transactions that would prevent the transfer of capital or remittance of dividends or other payments to shareholders of DaimlerChrysler AG who are not residents or citizens of Germany. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany (non-residents) if the payment exceeds [EURO]12,500 (or the equivalent in a foreign currency). In addition, German residents, except financial institutions, must report any claims against or liabilities payable to non-residents that in the aggregate exceed [EURO]1.5 million (or the equivalent in a foreign currency) at the end of any one month.

                                    TAXATION

    The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding DaimlerChrysler ordinary shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of DaimlerChrysler ordinary shares that (1) is a resident of the United States for purposes of the United States-Germany income tax treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold DaimlerChrysler ordinary shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services and (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty. This discussion assumes that the Qualified Holder holds DaimlerChrysler ordinary shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including, for example, Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain German) tax law.

    EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING DAIMLERCHRYSLER ORDINARY SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING DAIMLERCHRYSLER ORDINARY SHARES.

TAXATION OF DIVIDENDS

    Under German law, German corporations are required to withhold German tax on dividends paid to non-resident stockholders in 2002 at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge). Qualified Holders can obtain a partial refund of this 21.1% aggregate withholding tax under the Income Tax Treaty (subject to certain limitations). Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10% of the voting stock of DaimlerChrysler AG (a "10% Holder").

    In the case of any Qualified Holder other than a 10% Holder, the 21.1% aggregate German withholding tax on the dividends paid in 2002 is reduced under the Income Tax Treaty to 15% of the gross amount of the dividend. Such Qualified Holders may, therefore, apply for a refund of German withholding tax on dividends paid in 2002 in the amount of 6.1% of the gross amount of the dividend (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate). Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

    Thus, each $100 of gross dividend that DaimlerChrysler AG pays in 2002 to a Qualified Holder (other than a 10% Holder) will be subject to a German withholding tax of $15 after the partial refund of the German withholding tax under the Income Tax Treaty, and the cash received per $100 of gross dividend will be $85. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of $100. The Qualified Holder will include $100 in gross income and may be entitled to a foreign tax credit of $15, subject to applicable limitations of United States federal income tax law.

    The German corporate imputation system that provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was repealed, effective with respect to dividends paid after 2001. Consequently, Qualified Holders are no longer entitled to the additional 5% treaty refund that was available with respect to dividends paid before 2002. However, the aggregate German withholding tax was reduced from 26.375% to 21.1% with respect to dividends paid after 2001.

    In the case of a 10% Holder, the 21.1% aggregate German withholding tax on dividends paid in 2002 is reduced under the Income Tax Treaty to 5% of the gross amount of the dividend. Such 10% Holders may, therefore, apply for a refund of German withholding tax on dividends paid in 2002 in the amount of 16.1% of the gross amount of the dividend (21.1% aggregate German withholding tax rate minus 5% Income Tax Treaty withholding tax rate). Subject to applicable limitations of United States federal income tax laws, a 10% Holder may be entitled to a foreign tax credit for the 5% German withholding tax on dividends and for the portion of the total income taxes (trade income tax and corporation income tax, including any surtax) paid by DaimlerChrysler AG attributable to distributed profits.

    Dividends paid in euros to a Qualified Holder of DaimlerChrysler ordinary shares will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received or treated as received by such holder. If dividends paid in euros are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

REFUND PROCEDURES

    To claim the refund reflecting the current reduction of the aggregate German withholding tax from 21.1% to 15% (or to 5% for 10% Holders), a Qualified Holder must submit (either directly or, as described below, through the U.S. transfer agent for DaimlerChrysler ordinary shares or the Depository Trust Company) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen, 53221 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

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

    The U.S. transfer agent will receive and distribute dividends to Qualified Holders who hold DaimlerChrysler ordinary shares of record and will perform administrative functions necessary to claim the refund reflecting the current reduction in aggregate German withholding tax from 21.1% to 15% (or to 5% for 10% Holders), for such holders. These arrangements may be amended or revoked at any time in the future.

    Under a simplified and accelerated refund procedure, the U.S. transfer agent will prepare the German claim for refund forms on behalf of Qualified Holders and file them electronically with the German tax authorities. In order for the U.S. transfer agent to file the claim for refund forms, the U.S. transfer agent will prepare and mail to these Qualified Holders, and the holders will be requested to sign and return to the U.S. transfer agent, (1) a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (2) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. The U.S. transfer agent will attach the signed statement and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities. Qualified Holders should also request certification (IRS Form 6166) of their last filed United States federal income tax return from the IRS and have it ready for presentation to the U.S. transfer agent upon request. This certification (IRS Form 6166) may be requested from the Qualified Holder if the Qualified Holder is selected as part of a verifying sample; if in this case, the certification (IRS Form 6166) cannot be presented by the Qualified Holder within a reasonable time, the refund of the German withholding taxes will be denied.

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

    The German tax authorities will issue refunds denominated in euros. The refunds will be issued in the name of the U.S. transfer agent or the Depository Trust Company, as the case may be, which will convert the refunds to dollars and make corresponding refund payments to Qualified Holders and to brokers. The brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding DaimlerChrysler ordinary shares registered with such brokers. Qualified Holders of DaimlerChrysler ordinary shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received or treated as received by the Qualified Holder differs from the dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

TAXATION OF CAPITAL GAINS

    Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of DaimlerChrysler ordinary shares.

    Upon a sale or other disposition of DaimlerChrysler ordinary shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in the DaimlerChrysler ordinary shares. In the case of an individual Qualified Holder of DaimlerChrysler ordinary shares, any such capital gain will generally be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder's holding period in the DaimlerChrysler ordinary shares is more than 12 months.

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

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

    Dividends on DaimlerChrysler ordinary shares, and payments of the proceeds of a sale of DaimlerChrysler ordinary shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 30% rate (for calendar years 2002 and 2003) unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

                              DOCUMENTS ON DISPLAY

    DaimlerChrysler is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, DaimlerChrysler files reports and other information with the Securities and Exchange Commission. Members of the general public may read and copy these materials, including this Annual Report and the exhibits thereto, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274, and may also obtain copies of the materials by mail from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at WWW.SEC.GOV that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. DaimlerChrysler's annual reports and some of the other information submitted by DaimlerChrysler to the Commission may be accessed through this web site. In addition, material filed by DaimlerChrysler can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices. These changes may adversely affect DaimlerChrysler's operating results and financial condition. The Group seeks to manage these risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. DaimlerChrysler controls and manages foreign exchange risk, interest rate risk and equity price risk by continually monitoring changes in key economic indicators and market information.

    In order to quantify the foreign exchange risk, interest rate risk and equity price risk of the Group on a continuous basis, DaimlerChrysler's risk management control systems employ value-at-risk analyses as recommended by the Bank for International Settlements. The value-at-risk calculations employed by DaimlerChrysler express potential losses in fair values, are based on the variance-covariance-approach and assume a 99% confidence level and a holding period of five days. Estimates of volatilities and correlations are primarily drawn from the RiskMetrics-TM- datasets and supplemented by additional exchange rate, interest rate and equity price information.

    The Group does not use financial instruments for trading or other speculative purposes.

    Following organizational standards in the international banking industry, DaimlerChrysler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

    See also Note 30 to the Consolidated Financial Statements.

                               EXCHANGE RATE RISK

TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes-Benz Passenger Cars & smart segment. The Mercedes-Benz Passenger Cars & smart segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is also subject to transaction risk, although -- because of its global production network -- to a minor degree. Since the Chrysler Group segment generates the vast majority of its revenues and costs in dollars, the transaction risk of this segment is relatively low compared to that of the Mercedes-Benz Passenger
Cars & smart segment. The Other Activities segment has transaction risk resulting from the dollar exposure of the aircraft engine business conducted through MTU Aero Engines.

    Cash inflows and outflows of the business segments balance themselves out if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to transaction risk. The currency exposure of DaimlerChrysler is additionally reduced through the natural hedging potential arising from offsets in the euro exposure of the Chrysler Group with the dollar exposure of the Mercedes-Benz Passenger Cars & smart and Commercial Vehicles segments. In order to provide an additional natural hedge against the remaining transaction risk exposure, DaimlerChrysler attempts to increase cash outflows in the same currencies in which it has a net excess inflow, where possible and appropriate. It achieves this mainly through increased procurement in foreign currencies and by increasing production in those countries which are primary markets for the Group's products.

    In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate sub-groups, one for the Group's vehicle businesses and one for MTU Aero Engines, is comprised of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling. Corporate Treasury implements decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee. Corporate Treasury is responsible for assessing and managing foreign currency exposures through transactions with international financial institutions. In addition to the currency exposure inherent in the Group's operational business, exchange rate fluctuations can also affect the conversion into euros of profits of subsidiaries located outside the euro zone. This risk is also managed by Corporate Treasury.

    The principal derivative financial instruments used by the Group to cover foreign currency exposures are forward foreign exchange contracts and currency options. The policy of the Group is to use a mixture of these instruments depending upon the Group's view of market conditions which is based on fundamental analysis and technical analysis. For a description of the accounting for derivative financial instruments, see Note 30 to the Consolidated Financial Statements.

    The following table shows the period-end, high, low and average value-at-risk figures for DaimlerChrysler's 2001 and 2000 portfolio of derivative financial instruments used to hedge the underlying currency exposure.

                                                          2001                                        2000
                                        -----------------------------------------   -----------------------------------------
                                        PERIOD-                                     PERIOD-
VALUE-AT-RISK                             END        HIGH       LOW      AVERAGE      END        HIGH       LOW      AVERAGE
-------------                           --------   --------   --------   --------   --------   --------   --------   --------
                                                                        ([EURO] IN MILLIONS)
Exchange Rate Risk....................    368        504        368        430        541        738        502        574

                            ------------------------

    The average and period-end values-at-risk of derivative financial instruments used to hedge exchange rate risk decreased in 2001, primarily as a result of lower foreign exchange rate volatilities and a slightly decreased foreign exchange derivatives' volume.

    DaimlerChrysler changed the presentation of exchange rate risk from the sensitivity analysis used in previous reports to value-at-risk to have a uniform method for the measurement of exchange rate risk, interest rate risk and equity price risk that allows comparisons between the different types of market risks.

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

    DaimlerChrysler has significant assets, liabilities and operations outside the euro zone which are denominated in local currencies, most importantly DaimlerChrysler North America Holding Corporation and DaimlerChrysler's financial services companies. The long-term currency risk inherent in these investments is subject to continuing assessment and evaluation. This type of risk generally remains unhedged. However, in specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments. Effects from currency fluctuations on the translation of net asset amounts into euros will be reflected in the Group's equity position.

                               INTEREST RATE RISK

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition, a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed-rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates.

    DaimlerChrysler coordinates funding activities of the industrial business and financial services on the Group level. It uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

    The following table shows the period-end, high, low and average value-at-risk figures for DaimlerChrysler's 2001 and 2000 portfolio of interest rate sensitive financial instruments.

                                                           2001                                       2000(1)
                                         -----------------------------------------   -----------------------------------------
                                         PERIOD-                                     PERIOD-
VALUE-AT-RISK                              END        HIGH       LOW      AVERAGE      END        HIGH       LOW      AVERAGE
-------------                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                         ([EURO] IN MILLIONS)
Interest Rate Risk.....................    334        442        126        272        126        163         81        128

------------------------------

(1) Financial instruments attributable to those aerospace activities which were contributed to EADS were only considered prior to July 2000.

                         ------------------------------

    In 2001, the average and period-end values-at-risk of DaimlerChrysler's portfolio of interest rate sensitive financial instruments increased significantly, primarily due to higher volatilities and an increased mismatch funding of the Group's leasing and sales financing business.

                               EQUITY PRICE RISK

    DaimlerChrysler also holds investments in equity securities. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

    The following table shows the period-end, high, low and average value-at-risk figures for DaimlerChrysler's 2001 and 2000 portfolio of equity securities.

                                                           2001                                        2000
                                         -----------------------------------------   -----------------------------------------
                                         PERIOD-                                     PERIOD-
VALUE-AT-RISK                              END        HIGH       LOW      AVERAGE      END        HIGH       LOW      AVERAGE
-------------                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                         ([EURO] IN MILLIONS)
Equity Price Risk......................     3          87         3          22         87        105         82         95

                            ------------------------

    In 2001, DaimlerChrysler changed its asset allocation policy and reduced the portfolio of equity securities. Consequently, the average and period-end values-at-risk of the equity portfolio decreased significantly.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    None.

ITEM 15. [RESERVED].

ITEM 16. [RESERVED].

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

    Consolidated financial statements and schedule -- see pages F-i, F-1 through F-64 and page S-1.

    Separate financial statements for the European Aeronautic Defence and Space Company EADS N.V. (EADS) and for Mitsubishi Motors Corporation will be filed as an amendment to this Form 20-F in accordance with Rule 3-09 of Regulation S-X. DaimlerChrysler expects to file the separate financial statements of EADS no later than June 30, 2002, and the separate financial statements of Mitsubishi Motors Corporation no later than September 30, 2002. Each amendment will be available through the Securities and Exchange Commission's web site at WWW.SEC.GOV or DaimlerChrysler's web site at WWW.DAIMLERCHRYSLER.COM shortly after its filing with the Commission. Summarized financial information for these companies is set forth in Note 3 to the Consolidated Financial Statements.

ITEM 19. EXHIBITS.

       Documents filed as exhibits to this Annual Report:

1.1    Memorandum and Articles of Association (SATZUNG) of DaimlerChrysler AG as
       amended to date (English translation filed as an Exhibit to DaimlerChrysler AG's
       Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.)

2.1    The total amount of long-term debt securities of DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. DaimlerChrysler AG hereby agrees to furnish to the
       Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of DaimlerChrysler AG or its subsidiaries for which consolidated or unconsolidated statements are required to be filed.

4.1    The following agreements (without exhibits and schedules): the Amended and
       Restated Master Alliance Agreement dated as of September 8, 2000 between
       DaimlerChrysler AG and Mitsubishi Motors Corporation; the Amended and Restated
       Standstill Agreement between those parties dated as of September 8, 2000; the
       Securities Subscription Agreement between DaimlerChrysler AG, Mitsubishi Motors
       Corporation, and DaimlerChrysler Japan Holding, LTD. dated as of July 28, 2000;
       the Amendment to the Securities Subscription Agreement dated as of September 8,
       2000; and Amendment No. 2 to the Securities Subscription Agreement dated as of
       September 28, 2000. (Filed as an Exhibit to DaimlerChrysler AG's Annual Report
       on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.)

4.2    Joint Venture Agreement, dated April 3, 2000, between DaimlerChrysler Services
       (debis) AG, Deutsche Telekom AG and Rubin Telekommunikationsdienste GmbH, and
       Option Agreement, dated April 3, 2000, between DaimlerChrysler Services (debis)
       AG and Deutsche Telekom AG (Filed as an Exhibit to DaimlerChrysler AG's Annual
       Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.)

8.1    Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2001, as defined in Regulation S-X, Section 210.1-02(w).

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

Date: February 20, 2002

                                                       DAIMLERCHRYSLER AG

                                                       By:  /s/ JUERGEN E. SCHREMPP
                                                            ------------------------------------------
                                                            Juergen E. Schrempp
                                                            Chairman of the Board of Management

                                                       By:  /s/ MANFRED GENTZ
                                                            ------------------------------------------
                                                            Dr. Manfred Gentz
                                                            Member of the Board of Management
                                                            Finance & Controlling

                               DAIMLERCHRYSLER AG
            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                                PAGE
                                                              --------
Independent Auditors' Report................................     F-1

Consolidated Financial Statements:

  Consolidated Statements of Income (Loss) for the years
    ended December 31, 2001, 2000 and 1999..................     F-2

  Consolidated Balance Sheets at December 31, 2001 and
    2000....................................................     F-4

  Consolidated Statements of Changes in Stockholders' Equity
    for the years ended December 31, 2001, 2000 and 1999....     F-5

  Consolidated Statements of Cash Flows for the years ended
    December 31, 2001, 2000 and 1999........................     F-6

  Consolidated Fixed Assets Schedule for the year ended
    December 31, 2001.......................................     F-8

  Notes to the Consolidated Financial Statements............    F-10

Financial Statement Schedule:

  Allowance for Doubtful Accounts...........................     S-1

                          INDEPENDENT AUDITORS' REPORT

The Supervisory Board
DaimlerChrysler AG:

    We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of DaimlerChrysler Corporation or certain of its consolidated subsidiaries ("DaimlerChrysler Corporation"), which statements reflect total assets constituting 29 percent at December 31, 2000, and total revenues constituting 42 percent and 43 percent for the years ended December 31, 2000 and 1999, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DaimlerChrysler Corporation, is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

    As discussed in Note 10 to the consolidated financial statements, in 2000 DaimlerChrysler adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets."

                                          KPMG Deutsche Treuhand-Gesellschaft AG

Stuttgart, Germany
February 8, 2002

                               DAIMLERCHRYSLER AG
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                      CONSOLIDATED
                                              ------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------
                                                 2001
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) NOTE   (NOTE 1)       2001             2000             1999
----------------------------------------------------------------------------------------------------------
Revenues                                  32  $ 136,072    [EURO]152,873    [EURO]162,384    [EURO]149,985
----------------------------------------------------------------------------------------------------------
Cost of sales                              5   (114,283)        (128,394)        (134,370)        (119,688)
----------------------------------------------------------------------------------------------------------
GROSS MARGIN                                     21,789           24,479           28,014           30,297
----------------------------------------------------------------------------------------------------------
Selling, administrative and other
  expenses                                 5    (16,317)         (18,331)         (18,303)         (16,063)
----------------------------------------------------------------------------------------------------------
Research and development                         (5,281)          (5,933)          (6,337)          (5,737)
----------------------------------------------------------------------------------------------------------
Other income                               6      1,079            1,212              946              827
----------------------------------------------------------------------------------------------------------
Turnaround plan expenses -- Chrysler
  Group                                    7     (2,727)          (3,064)              --               --
----------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME            (1,457)          (1,637)           4,320            9,324
----------------------------------------------------------------------------------------------------------
Financial income (expense), net
  (therein gain on issuance of
  associated company stock of [EURO]747
  in 2001)                                 8        137              154              156              333
----------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                (1,320)          (1,483)           4,476            9,657
----------------------------------------------------------------------------------------------------------
  Effects of changes in German tax law               --               --             (263)            (812)
----------------------------------------------------------------------------------------------------------
  Income taxes                                      692              777           (1,736)          (3,721)
----------------------------------------------------------------------------------------------------------
Total income taxes                         9        692              777           (1,999)          (4,533)
----------------------------------------------------------------------------------------------------------
Minority interests                                   39               44              (12)             (18)
----------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEMS AND CUMULATIVE EFFECTS OF
  CHANGES IN ACCOUNTING PRINCIPLES                 (589)            (662)           2,465            5,106
----------------------------------------------------------------------------------------------------------
Extraordinary items:                      11
----------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses, net
    of taxes (therein gain
    on issuance of subsidiary and
    associated company stock
    of [EURO]2,418 in 2000)                          --               --            5,516              659
----------------------------------------------------------------------------------------------------------
  Losses on early extinguishment of
  debt, net of taxes                                 --               --               --              (19)
----------------------------------------------------------------------------------------------------------
Cumulative effects of changes in
  accounting principles: transition
  adjustments resulting from adoption
  of SFAS 133 and EITF 99-20, net of
  taxes                                   10         --               --              (87)              --
----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                  (589)            (662)           7,894            5,746
----------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                 33
----------------------------------------------------------------------------------------------------------
  Basic earnings (loss) per share
----------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary
      items and cumulative effects of
      changes in accounting principles            (0.59)           (0.66)            2.46             5.09
----------------------------------------------------------------------------------------------------------
    Extraordinary items                              --               --             5.50             0.64
----------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in
      accounting principles                          --               --            (0.09)              --
----------------------------------------------------------------------------------------------------------
    Net income (loss)                             (0.59)           (0.66)            7.87             5.73
----------------------------------------------------------------------------------------------------------
  Diluted earnings (loss) per share
----------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary
      items and cumulative effects of
      changes in accounting principles            (0.59)           (0.66)            2.45             5.06
----------------------------------------------------------------------------------------------------------
    Extraordinary items                              --               --             5.44             0.63
----------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in
      accounting principles                          --               --            (0.09)              --
----------------------------------------------------------------------------------------------------------
    Net income (loss)                             (0.59)           (0.66)            7.80             5.69
----------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

          INDUSTRIAL BUSINESS*                    FINANCIAL SERVICES*
----------------------------------------  ------------------------------------
        YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
----------------------------------------  ------------------------------------
    2001          2000          1999         2001         2000         1999
----------------------------------------  ------------------------------------   ---------------------------------------------
[EURO]136,020 [EURO]147,260 [EURO]139,929 [EURO]16,853 [EURO]15,124 [EURO]10,056 Revenues
----------------------------------------  ------------------------------------   ---------------------------------------------
    (113,342)     (120,474)     (111,274)     (15,052)     (13,896)     (8,414)  Cost of sales
----------------------------------------  ------------------------------------   ---------------------------------------------
      22,678        26,786        28,655        1,801        1,228       1,642   GROSS MARGIN
----------------------------------------  ------------------------------------   ---------------------------------------------
     (16,756)      (17,059)      (15,063)      (1,575)      (1,244)     (1,000)  Selling, administrative and other expenses
----------------------------------------  ------------------------------------   ---------------------------------------------
      (5,933)       (6,337)       (5,737)          --           --          --   Research and development
----------------------------------------  ------------------------------------   ---------------------------------------------
       1,160           842           691           52          104         136   Other income
----------------------------------------  ------------------------------------   ---------------------------------------------
      (3,064)           --            --           --           --          --   Turnaround plan expenses -- Chrysler Group
----------------------------------------  ------------------------------------   ---------------------------------------------
      (1,915)        4,232         8,546          278           88         778   INCOME (LOSS) BEFORE FINANCIAL INCOME
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                 Financial income (expense), net (therein gain
                                                                                   on issuance of associated company stock of
         146           166           327            8          (10)          6     [EURO]747 in 2001)
----------------------------------------  ------------------------------------   ---------------------------------------------
      (1,769)        4,398         8,873          286           78         784   INCOME (LOSS) BEFORE INCOME TAXES
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                   Effects of changes in German tax law
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                   Income taxes
----------------------------------------  ------------------------------------   ---------------------------------------------
         743        (2,152)       (4,340)          34          153        (193)  Total income taxes
----------------------------------------  ------------------------------------   ---------------------------------------------
          46           (11)          (16)          (2)          (1)         (2)  Minority interests
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                 INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS AND
                                                                                   CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
        (980)        2,235         4,517          318          230         589     PRINCIPLES
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                 Extraordinary items:
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                   Gains on disposals of businesses, net of
                                                                                     taxes (therein gain on issuance of
                                                                                     subsidiary and associated company stock
          --         5,516           659           --           --          --       of [EURO]2,418 in 2000)
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                   Losses on early extinguishment of debt, net
          --            --           (19)          --           --          --       of taxes
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                 Cumulative effects of changes in accounting
                                                                                   principles: transition adjustments
                                                                                   resulting from adoption of SFAS 133 and
          --            10            --           --          (97)         --     EITF 99-20, net of taxes
----------------------------------------  ------------------------------------   ---------------------------------------------
        (980)        7,761         5,157          318          133         589   NET INCOME (LOSS)
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                 EARNINGS (LOSS) PER SHARE
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                   Basic earnings (loss) per share
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                     Income (loss) before extraordinary items
                                                                                       and cumulative effects of changes in
          --            --            --           --           --          --         accounting principles
----------------------------------------  ------------------------------------   ---------------------------------------------
          --            --            --           --           --          --       Extraordinary items
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                     Cumulative effects of changes in
          --            --            --           --           --          --         accounting principles
----------------------------------------  ------------------------------------   ---------------------------------------------
          --            --            --           --           --          --       Net income (loss)
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                   Diluted earnings (loss) per share
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                     Income (loss) before extraordinary items
                                                                                       and cumulative effects of changes in
          --            --            --           --           --          --         accounting principles
----------------------------------------  ------------------------------------   ---------------------------------------------
          --            --            --           --           --          --       Extraordinary items
----------------------------------------  ------------------------------------   ---------------------------------------------
                                                                                     Cumulative effects of changes in
          --            --            --           --           --          --         accounting principles
----------------------------------------  ------------------------------------   ---------------------------------------------
          --            --            --           --           --          --       Net income (loss)
----------------------------------------  ------------------------------------   ---------------------------------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

                               DAIMLERCHRYSLER AG
                          CONSOLIDATED BALANCE SHEETS

                                                                                                         FINANCIAL
                                             CONSOLIDATED                 INDUSTRIAL BUSINESS*           SERVICES*
                                 -------------------------------------  ------------------------  ------------------------
                                            AT DECEMBER 31,                 AT DECEMBER 31,           AT DECEMBER 31,
                                 -------------------------------------  ------------------------  ------------------------
                                   2001
(IN MILLIONS)              NOTE  (NOTE 1)       2001          2000         2001         2000         2001         2000
----------------------------------------------------------------------  ------------------------  ------------------------
ASSETS
----------------------------------------------------------------------  ------------------------  ------------------------
Intangible assets           12   $  2,548   [EURO] 2,863  [EURO] 3,113  [EURO] 2,662 [EURO] 2,907 [EURO] 201   [EURO] 206
----------------------------------------------------------------------  ------------------------  ------------------------
Property, plant and
  equipment, net            12     36,641        41,165        40,145       41,016       40,043          149          102
----------------------------------------------------------------------  ------------------------  ------------------------
Investments and long-term
  financial assets          18     11,015        12,375        12,107       11,349       10,967        1,026        1,140
----------------------------------------------------------------------  ------------------------  ------------------------
Equipment on operating
  leases, net               13     32,046        36,002        33,714        3,004        3,047       32,998       30,667
----------------------------------------------------------------------  ------------------------  ------------------------
FIXED ASSETS                       82,250        92,405        89,079       58,031       56,964       34,374       32,115
----------------------------------------------------------------------  ------------------------  ------------------------
Inventories                 14     14,913        16,754        16,283       15,338       15,333        1,416          950
----------------------------------------------------------------------  ------------------------  ------------------------
Trade receivables           15      5,723         6,430         7,995        6,134        7,617          296          378
----------------------------------------------------------------------  ------------------------  ------------------------
Receivables from
  financial services        16     44,071        49,512        48,673           26           30       49,486       48,643
----------------------------------------------------------------------  ------------------------  ------------------------
Other receivables           17     14,409        16,188        14,396        7,512        6,414        8,676        7,982
----------------------------------------------------------------------  ------------------------  ------------------------
Securities                  18      2,739         3,077         5,378        2,636        4,195          441        1,183
----------------------------------------------------------------------  ------------------------  ------------------------
Cash and cash equivalents   19     10,172        11,428         7,127        8,057        6,445        3,371          682
----------------------------------------------------------------------  ------------------------  ------------------------
NON-FIXED ASSETS                   92,027       103,389        99,852       39,703       40,034       63,686       59,818
----------------------------------------------------------------------  ------------------------  ------------------------
DEFERRED TAXES               9      2,679         3,010         2,436        2,930        2,350           80           86
----------------------------------------------------------------------  ------------------------  ------------------------
PREPAID EXPENSES            20      7,660         8,606         7,907        8,480        7,782          126          125
----------------------------------------------------------------------  ------------------------  ------------------------
TOTAL ASSETS (THEREOF
  SHORT-TERM 2001:
  [EURO]68,676; 2000:
  [EURO]71,300)                   184,616       207,410       199,274      109,144      107,130       98,266       92,144
----------------------------------------------------------------------  ------------------------  ------------------------

LIABILITIES AND
  STOCKHOLDERS' EQUITY
----------------------------------------------------------------------  ------------------------  ------------------------
Capital stock                    $  2,322   [EURO]2,609   [EURO]2,609
----------------------------------------------------------------------  ------------------------  ------------------------
Additional paid-in
  capital                           6,485         7,286         7,286
----------------------------------------------------------------------  ------------------------  ------------------------
Retained earnings                  23,536        26,441        29,461
----------------------------------------------------------------------  ------------------------  ------------------------
Accumulated other
  comprehensive income              2,374         2,668         3,053
----------------------------------------------------------------------  ------------------------  ------------------------
Treasury stock                         --            --            --
----------------------------------------------------------------------  ------------------------  ------------------------
STOCKHOLDERS' EQUITY        21     34,717        39,004        42,409   [EURO]29,009 [EURO]35,825 [EURO]9,995  [EURO]6,584
----------------------------------------------------------------------  ------------------------  ------------------------
MINORITY INTERESTS                    371           417           519          403          506           14           13
----------------------------------------------------------------------  ------------------------  ------------------------
ACCRUED LIABILITIES         23     37,001        41,570        36,441       40,534       35,772        1,036          669
----------------------------------------------------------------------  ------------------------  ------------------------
Financial liabilities       24     80,917        90,908        84,783       15,701        9,508       75,207       75,275
----------------------------------------------------------------------  ------------------------  ------------------------
Trade liabilities           25     12,601        14,157        15,257       13,773       14,875          384          382
----------------------------------------------------------------------  ------------------------  ------------------------
Other liabilities           26      9,135        10,262         9,621        7,431        7,068        2,831        2,553
----------------------------------------------------------------------  ------------------------  ------------------------
LIABILITIES                       102,653       115,327       109,661       36,905       31,451       78,422       78,210
----------------------------------------------------------------------  ------------------------  ------------------------
DEFERRED TAXES               9      4,318         4,851         5,480       (2,212)        (639)       7,063        6,119
----------------------------------------------------------------------  ------------------------  ------------------------
DEFERRED INCOME             27      5,556         6,241         4,764        4,505        4,215        1,736          549
----------------------------------------------------------------------  ------------------------  ------------------------
TOTAL LIABILITIES
  (THEREOF SHORT-TERM
  2001: [EURO]80,874;
  2000: [EURO]81,516)             149,899       168,406       156,865       80,135       71,305       88,271       85,560
----------------------------------------------------------------------  ------------------------  ------------------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY            184,616       207,410       199,274      109,144      107,130       98,266       92,144
----------------------------------------------------------------------  ------------------------  ------------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                           ACCUMULATED OTHER
                                                                      COMPREHENSIVE INCOME (LOSS)
                                                            -----------------------------------------------
                                      ADDITIONAL            CUMULATIVE   AVAILABLE-  DERIVATIVE    MINIMUM
                             CAPITAL   PAID-IN    RETAINED  TRANSLATION   FOR-SALE    FINANCIAL    PENSION   TREASURY
(IN MILLIONS OF [EURO])       STOCK    CAPITAL    EARNINGS  ADJUSTMENT   SECURITIES  INSTRUMENTS  LIABILITY   STOCK    TOTAL
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1,
  1999                        2,561      7,274     20,533       (509)         528          --          (20)     --     30,367
-----------------------------------------------------------------------------------------------------------------------------
Net income                       --         --      5,746         --           --          --           --      --      5,746
Other comprehensive income
  (loss)                         --         --         --      2,431         (181)         --           (8)     --      2,242
-----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                              7,988
-----------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock         4         63         --         --           --          --           --      --         67
Purchase of capital stock        --         --         --         --           --          --           --     (86)       (86)
Re-issuance of treasury
  stock                          --         --         --         --           --          --           --      86         86
Dividends                        --         --     (2,356)        --           --          --           --      --     (2,356)
Other                            --         (8)         2         --           --          --           --      --         (6)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  1999                        2,565      7,329     23,925      1,922          347          --          (28)     --     36,060
-----------------------------------------------------------------------------------------------------------------------------
Net income                       --         --      7,894         --           --          --           --      --      7,894
Other comprehensive income
  (loss)                         --         --         --      1,363         (149)       (408)           6      --        812
-----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                              8,706
Increase in stated value of
  capital stock                  44        (44)        --         --           --          --           --      --         --
-----------------------------------------------------------------------------------------------------------------------------
Issuance of capital stock        --          1         --         --           --          --           --      --          1
Purchase of capital stock        --         --         --         --           --          --           --     (88)       (88)
Re-issuance of treasury
  stock                          --         --         --         --           --          --           --      88         88
Dividends                        --         --     (2,358)        --           --          --           --      --     (2,358)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  2000                        2,609      7,286     29,461      3,285          198        (408)         (22)     --     42,409
-----------------------------------------------------------------------------------------------------------------------------
Net loss                         --         --       (662)        --           --          --           --      --       (662)
Other comprehensive income
  (loss)                         --         --         --        565         (137)         71         (884)     --       (385)
-----------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                               (1,047)
-----------------------------------------------------------------------------------------------------------------------------
Purchase of capital stock        --         --         --         --           --          --           --     (66)       (66)
Re-issuance of treasury
  stock                          --         --         --         --           --          --           --      66         66
Dividends                        --         --     (2,358)        --           --          --           --      --     (2,358)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  2001                        2,609      7,286     26,441      3,850           61        (337)        (906)     --     39,004
-----------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               CONSOLIDATED
                                                                             -------------------------------------------------
                                                                                          YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------------------
                                                                               2001
(IN MILLIONS)                                                                (NOTE 1)       2001         2000         1999
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            $    (589)   [EURO](662) [EURO]7,894  [EURO]5,746
------------------------------------------------------------------------------------------------------------------------------
Income (loss) applicable to minority interests                                     (39)          (44)          12           18
------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
------------------------------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses                                                (684)         (768)      (5,568)      (1,181)
------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of equipment on operating leases                 6,457         7,254        6,487        3,315
------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of fixed assets                                  6,250         7,022        7,131        6,035
------------------------------------------------------------------------------------------------------------------------------
  Change in deferred taxes                                                        (942)       (1,058)       1,220        2,402
------------------------------------------------------------------------------------------------------------------------------
  Equity (income) loss from associated companies                                   (86)          (97)         244          (23)
------------------------------------------------------------------------------------------------------------------------------
  Cumulative effects of changes in accounting principles                            --            --           87           --
------------------------------------------------------------------------------------------------------------------------------
  Change in financial instruments                                                 (364)         (409)         (90)         247
------------------------------------------------------------------------------------------------------------------------------
  (Gains) losses on disposals of fixed assets/securities                          (534)         (600)        (455)      (1,215)
------------------------------------------------------------------------------------------------------------------------------
  Change in trading securities                                                      (4)           (4)          22          495
------------------------------------------------------------------------------------------------------------------------------
  Change in accrued liabilities                                                  2,515         2,825        1,778        4,001
------------------------------------------------------------------------------------------------------------------------------
  Turnaround plan expenses -- Chrysler Group                                     2,727         3,064           --           --
------------------------------------------------------------------------------------------------------------------------------
  Turnaround plan payments -- Chrysler Group                                      (325)         (365)          --           --
------------------------------------------------------------------------------------------------------------------------------
  Changes in other operating assets and liabilities:
------------------------------------------------------------------------------------------------------------------------------
  -- inventories, net                                                             (645)         (725)        (876)      (2,436)
------------------------------------------------------------------------------------------------------------------------------
  -- trade receivables                                                             552           620         (731)        (733)
------------------------------------------------------------------------------------------------------------------------------
  -- trade liabilities                                                            (746)         (838)        (424)       1,331
------------------------------------------------------------------------------------------------------------------------------
  -- other assets and liabilities                                                  649           729         (714)          21
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                           14,192        15,944       16,017       18,023
------------------------------------------------------------------------------------------------------------------------------
Purchases of fixed assets:
------------------------------------------------------------------------------------------------------------------------------
-- Increase in equipment on operating leases                                   (15,978)      (17,951)     (19,117)     (19,336)
------------------------------------------------------------------------------------------------------------------------------
-- Purchases of property, plant and equipment                                   (7,918)       (8,896)     (10,392)      (9,470)
------------------------------------------------------------------------------------------------------------------------------
-- Purchases of other fixed assets                                                (583)         (655)        (480)        (645)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on operating leases                         9,828        11,042        8,285        6,575
------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets                                            928         1,043          862          507
------------------------------------------------------------------------------------------------------------------------------
Payments for investments in businesses                                            (731)         (821)      (4,883)      (1,289)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses                                            1,495         1,680          311        1,336
------------------------------------------------------------------------------------------------------------------------------
Change in cash from exchange of businesses                                          --            --       (1,351)          --
------------------------------------------------------------------------------------------------------------------------------
Additions to receivables from financial services                              (116,481)     (130,863)    (116,507)    (102,140)
------------------------------------------------------------------------------------------------------------------------------
Repayments of receivables from financial services:
------------------------------------------------------------------------------------------------------------------------------
-- Finance receivables collected                                                47,399        53,251       44,276       41,928
------------------------------------------------------------------------------------------------------------------------------
-- Proceeds from sales of finance receivables                                   68,237        76,662       63,649       51,843
------------------------------------------------------------------------------------------------------------------------------
Acquisitions of securities (other than trading)                                   (400)         (449)      (7,786)      (4,395)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of securities (other than trading)                           2,250         2,528       10,224        3,719
------------------------------------------------------------------------------------------------------------------------------
Change in other cash                                                               127           142          200         (743)
------------------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                                             (11,827)      (13,287)     (32,709)     (32,110)
------------------------------------------------------------------------------------------------------------------------------
Change in commercial paper borrowings and short-term financial liabilities     (11,065)      (12,431)      (3,238)       9,333
------------------------------------------------------------------------------------------------------------------------------
Additions to long-term financial liabilities                                    23,661        26,582       29,257       13,340
------------------------------------------------------------------------------------------------------------------------------
Repayment of financial liabilities                                              (9,252)      (10,394)      (9,152)      (4,611)
------------------------------------------------------------------------------------------------------------------------------
Dividends paid (including profit transferred from subsidiaries)                 (2,107)       (2,367)      (2,379)      (2,378)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock (including minority interests)              67            75          112          164
------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                         (59)          (66)         (88)         (86)
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                 1,245         1,399       14,512       15,762
------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash equivalents
  (maturing within 3 months)                                                       230           259          501          805
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
  MONTHS)                                                                        3,840         4,315       (1,679)       2,480
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
------------------------------------------------------------------------------------------------------------------------------
  AT BEGINNING OF PERIOD                                                         6,304         7,082        8,761        6,281
------------------------------------------------------------------------------------------------------------------------------
  AT END OF PERIOD                                                              10,144        11,397        7,082        8,761
------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

        INDUSTRIAL BUSINESS*                   FINANCIAL SERVICES*
------------------------------------  --------------------------------------
      YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
------------------------------------  --------------------------------------
   2001         2000         1999         2001         2000         1999
------------------------------------  --------------------------------------   --------------------------------------------------
 [EURO](980) [EURO]7,761  [EURO]5,157    [EURO]318    [EURO]133    [EURO]589   Net income (loss)
------------------------------------  --------------------------------------   --------------------------------------------------
        (46)          11          16             2            1            2   Income (loss) applicable to minority interests
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Adjustments to reconcile net income (loss) to net
                                                                                 cash provided by operating activities:
------------------------------------  --------------------------------------   --------------------------------------------------
       (762)      (5,568)     (1,181)           (6)          --           --     Gains on disposals of businesses
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                                 Depreciation and amortization of equipment on
        290          207          68         6,964        6,280        3,247       operating leases
------------------------------------  --------------------------------------   --------------------------------------------------
      6,917        7,047       5,966           105           84           69     Depreciation and amortization of fixed assets
------------------------------------  --------------------------------------   --------------------------------------------------
     (1,595)         590       1,496           537          630          906     Change in deferred taxes
------------------------------------  --------------------------------------   --------------------------------------------------
        (90)         185         (10)           (7)          59          (13)    Equity (income) loss from associated companies
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                                 Cumulative effects of changes in accounting
         --          (10)         --            --           97           --       principles
------------------------------------  --------------------------------------   --------------------------------------------------
       (365)         (76)        247           (44)         (14)          --     Change in financial instruments
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                                 (Gains) losses on disposals of fixed
       (600)        (454)     (1,213)           --           (1)          (2)      assets/securities
------------------------------------  --------------------------------------   --------------------------------------------------
          3           22         495            (7)          --           --     Change in trading securities
------------------------------------  --------------------------------------   --------------------------------------------------
      2,472        1,742       3,913           353           36           88     Change in accrued liabilities
------------------------------------  --------------------------------------   --------------------------------------------------
      3,064           --          --            --           --           --     Turnaround plan expenses -- Chrysler Group
------------------------------------  --------------------------------------   --------------------------------------------------
       (365)          --          --            --           --           --     Turnaround plan payments -- Chrysler Group
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                                 Changes in other operating assets and
                                                                                   liabilities:
------------------------------------  --------------------------------------   --------------------------------------------------
       (549)        (725)     (2,387)         (176)        (151)         (49)    -- inventories, net
------------------------------------  --------------------------------------   --------------------------------------------------
        540         (698)       (541)           80          (33)        (192)    -- trade receivables
------------------------------------  --------------------------------------   --------------------------------------------------
       (831)        (498)      1,222            (7)          74          109     -- trade liabilities
------------------------------------  --------------------------------------   --------------------------------------------------
     (1,444)        (623)       (147)        2,173          (91)         168     -- other assets and liabilities
------------------------------------  --------------------------------------   --------------------------------------------------
      5,659        8,913      13,101        10,285        7,104        4,922   CASH PROVIDED BY OPERATING ACTIVITIES
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Purchases of fixed assets:
------------------------------------  --------------------------------------   --------------------------------------------------
     (3,617)      (3,566)     (2,935)      (14,334)     (15,551)     (16,401)  -- Increase in equipment on operating leases
------------------------------------  --------------------------------------   --------------------------------------------------
     (8,785)     (10,340)     (9,407)         (111)         (52)         (63)  -- Purchases of property, plant and equipment
------------------------------------  --------------------------------------   --------------------------------------------------
       (564)        (422)       (524)          (91)         (58)        (121)  -- Purchases of other fixed assets
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Proceeds from disposals of equipment on operating
      3,951        3,374       3,007         7,091        4,911        3,568     leases
------------------------------------  --------------------------------------   --------------------------------------------------
        991          836         411            52           26           96   Proceeds from disposals of fixed assets
------------------------------------  --------------------------------------   --------------------------------------------------
       (801)      (4,723)     (1,145)          (20)        (160)        (144)  Payments for investments in businesses
------------------------------------  --------------------------------------   --------------------------------------------------
      1,456          298       1,336           224           13           --   Proceeds from disposals of businesses
------------------------------------  --------------------------------------   --------------------------------------------------
         --       (1,351)         --            --           --           --   Change in cash from exchange of businesses
------------------------------------  --------------------------------------   --------------------------------------------------
        207          133         (28)     (131,070)    (116,640)    (102,112)  Additions to receivables from financial services
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Repayments of receivables from financial services:
------------------------------------  --------------------------------------   --------------------------------------------------
         --           --          --        53,251       44,276       41,928   -- Finance receivables collected
------------------------------------  --------------------------------------   --------------------------------------------------
         --           --          --        76,662       63,649       51,843   -- Proceeds from sales of finance receivables
------------------------------------  --------------------------------------   --------------------------------------------------
       (229)      (5,594)     (3,958)         (220)      (2,192)        (437)  Acquisitions of securities (other than trading)
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Proceeds from sales of securities (other than
      1,378        8,355       3,333         1,150        1,869          386     trading)
------------------------------------  --------------------------------------   --------------------------------------------------
        267          385        (462)         (125)        (185)        (281)  Change in other cash
------------------------------------  --------------------------------------   --------------------------------------------------
     (5,746)     (12,615)    (10,372)       (7,541)     (20,094)     (21,738)  CASH USED FOR INVESTING ACTIVITIES
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Change in commercial paper borrowings and
      1,264         (393)       (260)      (13,695)      (2,845)       9,593     short-term financial liabilities
------------------------------------  --------------------------------------   --------------------------------------------------
      3,100        2,523         918        23,482       26,734       12,422   Additions to long-term financial liabilities
------------------------------------  --------------------------------------   --------------------------------------------------
       (347)       2,324         439       (10,047)     (11,476)      (5,050)  Repayment of financial liabilities
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Dividends paid (including profit transferred from
     (2,356)      (2,370)     (2,373)          (11)          (9)          (5)    subsidiaries)
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Proceeds from issuance of capital stock (including
        (88)        (224)         82           163          336           82     minority interests)
------------------------------------  --------------------------------------   --------------------------------------------------
        (66)         (88)        (86)           --           --           --   Purchase of treasury stock
------------------------------------  --------------------------------------   --------------------------------------------------
      1,507        1,772      (1,280)         (108)      12,740       17,042   CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               Effect of foreign exchange rate changes on cash
        206          471         750            53           30           55     and cash equivalents (maturing within 3 months)
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               NET INCREASE (DECREASE) IN CASH AND CASH
      1,626       (1,459)      2,199         2,689         (220)         281     EQUIVALENTS (MATURING WITHIN 3 MONTHS)
------------------------------------  --------------------------------------   --------------------------------------------------
                                                                               CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
                                                                                 MONTHS)
------------------------------------  --------------------------------------   --------------------------------------------------
      6,400        7,859       5,660           682          902          621     AT BEGINNING OF PERIOD
------------------------------------  --------------------------------------   --------------------------------------------------
      8,026        6,400       7,859         3,371          682          902     AT END OF PERIOD
------------------------------------  --------------------------------------   --------------------------------------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

                               DAIMLERCHRYSLER AG

                       CONSOLIDATED FIXED ASSETS SCHEDULE

                                                       ACQUISITION OR MANUFACTURING COSTS
                           -------------------------------------------------------------------------------------------
                           BALANCE AT                 CHANGE IN                                            BALANCE AT
                           JANUARY 1,    CURRENCY    CONSOLIDATED                RECLASSI-                DECEMBER 31,
(IN MILLIONS OF [EURO])       2001        CHANGE      COMPANIES     ADDITIONS    FICATIONS    DISPOSALS       2001
----------------------------------------------------------------------------------------------------------------------
Other intangible assets           880           17          (104)         248           52           59         1,034
Goodwill                        4,413          170          (724)         137           --           16         3,980
----------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS               5,293          187          (828)         385           52           75         5,014
----------------------------------------------------------------------------------------------------------------------
Land, leasehold
  improvements and
  buildings including
  buildings on land owned
  by others                    20,306          384          (532)         483          600          242        20,999
Technical equipment and
  machinery                    33,734        1,034          (615)       1,162        3,475        1,844        36,946
Other equipment, factory
  and office equipment         20,880          627          (313)       1,118        3,386        1,964        23,734
Advance payments relating
  to plant and equipment
  and construction in
  progress                      7,301          295           (40)       6,143       (7,513)         272         5,914
----------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND
  EQUIPMENT                    82,221        2,340        (1,500)       8,906          (52)       4,322        87,593
----------------------------------------------------------------------------------------------------------------------
Investments in affiliated
  companies                       912           33            (5)         254           15          150         1,059
Loans to affiliated
  companies                       137           (4)           --          105           --           95           143
Investments in associated
  companies                     8,196         (122)          105        1,072           (3)         674         8,574
Investments in related
  companies                     1,769           42           (56)         490          (12)         362         1,871
Loans to associated and
  related companies               305           11            --           51           --           26           341
Long-term securities              917           --            --           --           --          548           369
Other loans                       193            4           (56)         251           --           24           368
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND LONG-TERM
  FINANCIAL ASSETS             12,429          (36)          (12)       2,223           --        1,879        12,725
----------------------------------------------------------------------------------------------------------------------
EQUIPMENT ON OPERATING
  LEASES (2)                   42,607        2,105            (1)      17,951           --       14,274        48,388
----------------------------------------------------------------------------------------------------------------------

(1) Currency translation changes with period end rates.
(2) Excluding initial direct costs.

  THE CONSOLIDATED FIXED ASSETS SCHEDULE IS PART OF THE NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                       DEPRECIATION/AMORTIZATION                           BOOK VALUE(1)
-----------------------------------------------------------------------  ------------------
BALANCE            CHANGE IN                                   BALANCE   BALANCE   BALANCE
  AT                CONSOL                                        AT        AT        AT
JANUARY  CURRENCY   -IDATED              RECLASSI-             DECEMBER  DECEMBER  DECEMBER
1, 2001   CHANGE   COMPANIES  ADDITIONS  FICATIONS  DISPOSALS  31, 2001  31, 2001  31, 2000
-----------------------------------------------------------------------  ------------------   ------------------------------
   453        9        (58)       172        --          34        542       492       427    Other intangible assets
 1,727       63       (359)       184        --           6      1,609     2,371     2,686    Goodwill
-----------------------------------------------------------------------  ------------------   ------------------------------
 2,180       72       (417)       356        --          40      2,151     2,863     3,113    INTANGIBLE ASSETS
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              Land, leasehold improvements
                                                                                                and buildings including
                                                                                                buildings on land owned by
 8,602      100       (163)       745        (9)        101      9,174    11,825    11,704      others
                                                                                              Technical equipment and
20,834      497       (383)     3,611        (6)      1,499     23,054    13,892    12,900      machinery
                                                                                              Other equipment, factory and
12,634      299       (224)     3,101        20       1,756     14,074     9,660     8,246      office equipment
                                                                                              Advance payments relating to
                                                                                                plant and equipment and
     6        2         --        123        (5)         --        126     5,788     7,295      construction in progress
-----------------------------------------------------------------------  ------------------   ------------------------------
42,076      898       (770)     7,580        --       3,356     46,428    41,165    40,145    PROPERTY, PLANT AND EQUIPMENT
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              Investments in affiliated
   120       23         (7)         3        --           9        130       929       792      companies
    --       --         --         13        --          13         --       143       137    Loans to affiliated companies
                                                                                              Investments in associated
    --       --         (8)         2        --          (4)        (2)    8,576     8,196      companies
                                                                                              Investments in related
   192       --        (30)        51        --           3        210     1,661     1,577      companies
                                                                                              Loans to associated and
    --       --          1         --        --          --          1       340       305      related companies
     1       --         --         --        --          --          1       368       916    Long-term securities
     9        1         --          1        --           1         10       358       184    Other loans
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              INVESTMENTS AND LONG-TERM
   322       24        (44)        70        --          22        350    12,375    12,107      FINANCIAL ASSETS
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              EQUIPMENT ON OPERATING
 9,073      488         (1)     7,254        --       4,216     12,598    35,790    33,534      LEASES(2)
-----------------------------------------------------------------------  ------------------   ------------------------------

                               DAIMLERCHRYSLER AG

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    GENERAL -- The consolidated financial statements of DaimlerChrysler AG ("DaimlerChrysler" or the "Group") have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). All amounts herein are shown in euros and for the year 2001 amounts are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of [EURO]1 = $0.8901, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2001.

    Certain prior year balances have been reclassified to conform with the Group's current year presentation.

    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

    CONSOLIDATION -- All material companies in which DaimlerChrysler has legal or effective control are consolidated. Significant investments in which DaimlerChrysler has 20% to 50% of the voting rights or the ability to exercise significant influence over operating and financial policies ("associated companies") are accounted for using the equity method. The effects of intercompany transactions have been eliminated.

    For business combinations accounted for using the purchase method, all assets acquired and liabilities assumed are recorded at fair value at the date of acquisition.

    FOREIGN CURRENCIES -- The assets and liabilities of foreign subsidiaries where the functional currency is not the euro are generally translated using period-end exchange rates while the statements of income (loss) and the statements of cash flows are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous period are included as a separate component of stockholders' equity.

    The assets and liabilities of foreign subsidiaries operating in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses being recognized in earnings. Further, in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

    Due to the economic and political situation in Argentina, assets and liabilities of Argentine subsidiaries at December 31, 2001 were translated from Argentine peso ("ARP") into euro using the first subsequent rate after the balance sheet date at which exchanges could be made ([EURO]1 = ARP 1.498). In addition, DaimlerChrysler recognized losses due to lower estimated net realizable values of assets denominated in Argentine peso and to remeasure foreign currency assets and liabilities of Argentine subsidiaries. The total pretax effect recognized in 2001 from these adjustments amounted to [EURO]177 million.

                               DAIMLERCHRYSLER AG

    The exchange rates of the significant currencies of non-euro countries used in preparation of the consolidated financial statements were as follows:

                                                        EXCHANGE RATE
                                                       AT DECEMBER 31,      ANNUAL AVERAGE EXCHANGE RATE
                                                     -------------------   ------------------------------
                                                       2001       2000       2001       2000       1999
                                                     [EURO]1    [EURO]1    [EURO]1    [EURO]1    [EURO]1
                                                        =          =          =          =          =
                                                      ------     ------     ------     ------     ------
CURRENCY:
Brazil...................................       BRL     2.05       1.84       2.11       1.69       1.93
Great Britain............................       GBP     0.61       0.62       0.62       0.61       0.66
Japan....................................       JPY   115.33     106.92     108.69      99.47     121.25
United States............................       USD     0.88       0.93       0.90       0.92       1.07

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

    RECEIVABLE SALES AND RETAINED INTERESTS IN SOLD RECEIVABLES -- The Group sells significant amounts of finance receivables as asset-backed securities through securitization. The Group sells a portfolio of receivables to a non-consolidated trust and remains as servicer, and is paid a servicing fee. Servicing fees are earned on a level-yield basis over the remaining term of the related sold receivables. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of sold receivables and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sales of finance receivables are recognized in the period in which sales occur. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based upon their relative fair values.

    The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a separate component of stockholders' equity until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the expected cash flow releases (the cash-out method) using a discount rate which is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables purchased, and forward yield curves based on trends in the economy. An other-than-temporary impairment adjustment to the carrying value of the retained interests generally is required if the expected cash flows decline below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method). Other-than-temporary impairment adjustments are recorded as a component of revenue.

    ESTIMATED CREDIT LOSSES -- The allowance for doubtful accounts represents management's estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. The Group determines the allowance for doubtful accounts based on periodical review and evaluation performed as part of the credit-risk

                               DAIMLERCHRYSLER AG
evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the fair value and adequacy of collateral, and other pertinent factors. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts.

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

    SALES OF NEWLY ISSUED SUBSIDIARY STOCK -- Gains resulting from the issuance of stock by a Group subsidiary or equity method investment which reduces DaimlerChrysler's percentage ownership ("dilution gains") are recorded in the statement of income (loss).

    EARNINGS PER SHARE -- Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see
Note 33). Net income represents the earnings of the Group after minority interests.

    INTANGIBLE ASSETS -- Purchased intangible assets, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives (2 to 10 years) on a straight-line basis. Goodwill derived from acquisitions that were completed before July 1, 2001, is capitalized and amortized over 3 to 40 years. The Group periodically assesses the recoverability of its goodwill based upon projected future undiscounted cash flows. Goodwill acquired in business combinations after June 30, 2001, and intangible assets with an indefinite useful life acquired after June 30, 2001, were not amortized in accordance with Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" (see NEW ACCOUNTING PRONOUNCEMENTS). Goodwill acquired in business combinations that were completed before July 1, 2001, and intangible assets with an indefinite useful life acquired before July 1, 2001, were amortized until December 31, 2001.

    PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized using either the declining balance method until the straight-line method yields larger expenses or the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest which is amortized over the estimated useful life of the related asset. The following useful lives are assumed: buildings--10 to 50 years; site improvements--5 to 33 years; technical equipment and machinery--3 to 30 years; and other equipment, factory and office equipment--2 to 33 years.

    For the Group's subsidiaries in Germany, depreciation expense for property, plant and equipment placed in service before January 1, 2001 is being recognized using either the straight-line method or the declining balance method until the straight-line method yields larger expenses. Property, plant and equipment placed in service at these companies after December 31, 2000 is depreciated using the straight-line method of depreciation. This change in accounting principle for new additions beginning January 1, 2001 was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change on the net loss of 2001 was not significant.

    LEASING -- The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent

                               DAIMLERCHRYSLER AG
situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Equipment on operating leases, where the Group is lessor, is valued at acquisition cost and depreciated over its estimated useful life of 1 to 30 years using the straight-line method.

    LONG-LIVED ASSETS -- The Group accounts for long-lived assets in accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    NON-FIXED ASSETS -- Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

    MARKETABLE SECURITIES AND INVESTMENTS -- Securities and investments are accounted for at fair value, if readily determinable. Unrealized gains and losses on trading securities, representing securities bought principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income, net of applicable taxes. All other securities are recorded at cost. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in earnings.

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

    FINANCIAL INSTRUMENTS -- DaimlerChrysler uses derivative financial instruments such as forward foreign exchange contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. Effective January 1, 2000, DaimlerChrysler adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138 (see Note 10). SFAS 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes are recognized in earnings immediately. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

    Prior to the adoption of SFAS 133, derivative instruments which were not designated as hedges of specific assets, liabilities, or firm commitments were marked to market and any resulting unrealized gains or losses recognized in earnings. If there was a direct connection between a derivative instrument and an underlying

                               DAIMLERCHRYSLER AG
transaction and a derivative was so designated, a valuation unit was formed. Once allocated, gains and losses from these valuation units, which were used to manage interest rate, equity price and currency risks of identifiable assets, liabilities, or firm commitments, did not affect earnings until the underlying transaction was realized.

    Further information on the Group's financial instruments is included in
Note 30.

    ACCRUED LIABILITIES -- The valuation of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." An accrued liability for taxes and other contingencies is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. Accrued liabilities relating to personnel and social costs are valued at their net present value where appropriate.

    USE OF ESTIMATES -- Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Due to current economic conditions and events in 2001, it is possible that these conditions and events could have a significant effect on such estimates made by management.

    NEW ACCOUNTING PRONOUNCEMENTS -- In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." This statement revised the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 was effective for transactions occurring after March 31, 2001. Adoption of this replacement standard did not have a material effect on DaimlerChrysler's consolidated financial statements (see Note 31).

    During 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The issue requires that an entity recognizes sales incentives at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of the sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the issue was effective for DaimlerChrysler in its financial statements beginning April 1, 2001. DaimlerChrysler applied the consensus prospectively in 2001. The adoption of Issue 00-14 did not have a material impact on the Group's consolidated financial statements.

    In July 2001, the FASB issued SFAS 141, "Business Combinations," and
SFAS 142. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121 and subsequently, SFAS 144 after its adoption (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    DaimlerChrysler adopted the provisions of SFAS 141 as of July 1, 2001, and SFAS 142 is effective January 1, 2002. Goodwill that was acquired in a business combination completed after June 30, 2001, and any intangible

                               DAIMLERCHRYSLER AG
asset determined to have an indefinite useful life that was acquired after June 30, 2001 were not amortized. Goodwill acquired in business combinations completed before July 1, 2001, and intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 requires the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of SFAS 142, the Group is also required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

    In connection with the transitional impairment evaluation, SFAS 142 requires DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler is currently (1) identifying its reporting units, (2) determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and
(3) determining the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss). Because of the extensiveness of the efforts needed to comply with the adoption of these statements, it is not practicable to reasonably estimate the impact on the Group's financial statements.

    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group expects to adopt SFAS 143 on January 1, 2003. DaimlerChrysler is currently determining the impact of the adoption of SFAS 143.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Group's financial statements.

2. SCOPE OF CONSOLIDATION

    SCOPE OF CONSOLIDATION -- DaimlerChrysler comprises 470 German and non-German subsidiaries (2000: 485) and 1 joint venture (2000: 1). A total of 102 (2000: 108) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2001, 98 subsidiaries were included in the consolidated financial statements for the first time. A total of 113 subsidiaries were no longer included in the consolidated group. Significant effects of changes in the consolidated group on the consolidated balance sheets and the

                               DAIMLERCHRYSLER AG
consolidated statements of income (loss) are explained further in the notes to the consolidated financial statements. A total of 296 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the financial position, results of operations, and cash flows of the Group is not material (2000: 255). The effect of such non-consolidated subsidiaries for all years presented on consolidated assets, revenues and net income (loss) of DaimlerChrysler was approximately 1%. In addition, 5 (2000: 6) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 96 associated companies (2000: 74) accounted for at cost and recorded under investments in related companies as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Group.

3. EQUITY METHOD INVESTMENTS

    At December 31, 2001, the significant investments in companies accounted for under the equity method were the following:

                                                              OWNERSHIP
                          COMPANY                             PERCENTAGE
                          -------                             ----------
European Aeronautic Defence and Space Company EADS N.V.
  ("EADS")..................................................     33.0%
Mitsubishi Motors Corporation ("MMC").......................     37.3%

    Further information with respect to the transactions which resulted in the Group's holdings in EADS and MMC is presented in Note 4 (ACQUISITIONS AND DISPOSITIONS) and Note 11 (EXTRAORDINARY ITEMS). The aggregate quoted market prices as of December 31, 2001, for DaimlerChrysler's shares in EADS and MMC were [EURO]3,637 million and [EURO]1,056 million, respectively.

    The carrying value of the significant investments exceeded DaimlerChrysler's share of the underlying reported net assets by approximately
[EURO]1,049 million at December 31, 2001. The excess of the Group's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to fair value adjustments, if any, with the remaining portion classified as goodwill. The fair value adjustments and goodwill are accounted for in the respective equity method investment balances. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and DaimlerChrysler's share of earnings, losses and distributions. Because the financial statements of EADS and MMC are not available sufficiently timely for the Group to apply the equity method currently, DaimlerChrysler's share of the earnings or losses of EADS and MMC are recorded on a three month lag. Goodwill relating to the Group's investments in EADS and MMC was being amortized using an useful life of 20 years until December 31, 2001. After December 31, 2001, such goodwill will no longer be amortized as a result of adopting SFAS 142. The total investment, including goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary.

                               DAIMLERCHRYSLER AG

    The following tables present summarized U.S. GAAP financial information for EADS and MMC (amounts shown on a 100% basis in millions of [EURO]) which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS

    Income statement information:

                                                               FOR THE PERIOD FROM
                                         TWELVE MONTHS ENDED     ACQUISITION TO
                                          DECEMBER 31, 2001     DECEMBER 31, 2000
                                         -------------------   -------------------
Revenues...............................        27,004                10,578
Net income (loss)......................         2,598                  (482)

    Balance sheet information:

                                         AT DECEMBER 31, 2001    AT DECEMBER 31, 2000
                                         ---------------------   ---------------------
Fixed assets...........................         26,505                  20,563
Non-fixed assets.......................         22,119                  21,592
                                                ------                  ------
Total assets...........................         48,624                  42,155
                                                ======                  ======
Stockholders' equity...................         11,409                   9,262
Minority interests.....................            598                     328
Accrued liabilities....................         11,149                  10,450
Other liabilities......................         25,468                  22,115
                                                ------                  ------
Total liabilities and stockholders'
  equity...............................         48,624                  42,155
                                                ======                  ======

MMC

    Income statement information:

                                                               FOR THE PERIOD FROM
                                         TWELVE MONTHS ENDED     ACQUISITION TO
                                          DECEMBER 31, 2001     DECEMBER 31, 2000
                                         -------------------   -------------------
Revenues...............................        30,057                 7,754
Net loss...............................        (1,209)                 (124)

    Balance sheet information:

                                         AT DECEMBER 31, 2001    AT DECEMBER 31, 2000
                                         ---------------------   ---------------------
Fixed assets...........................         11,974                  12,802
Non-fixed assets.......................         12,697                  16,452
                                                ------                  ------
Total assets...........................         24,671                  29,254
                                                ======                  ======
Stockholders' equity...................          1,528                   2,840
Minority interests.....................            (61)                     21
Accrued liabilities....................          5,800                   5,626
Other liabilities......................         17,404                  20,767
                                                ------                  ------
Total liabilities and stockholders'
  equity...............................         24,671                  29,254
                                                ======                  ======

                               DAIMLERCHRYSLER AG

4. ACQUISITIONS AND DISPOSITIONS

    On October 18, 2000, DaimlerChrysler acquired a 34% equity interest in MMC for approximately [EURO]2,200 million. At the closing date of the transaction, the Group also purchased MMC bonds with an aggregate face value of JPY19,200 million and a stated interest rate of 1.7% for [EURO]206 million, which are convertible into shares of MMC stock. The bonds are only convertible by DaimlerChrysler in the event that its ownership percentage would be diluted below 34% upon conversion of previously issued convertible bonds. To the extent not converted, the bonds and accrued interest are due on April 30, 2003. In June 2001, AB Volvo sold its 3.3% interest in MMC, plus its operational contracts with MMC, to DaimlerChrysler for $297 million ([EURO]343 million) increasing DaimlerChrysler's interest in MMC to 37.3%.

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was received during 2001. Bombardier has asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentation, and seeks total damages of approximately [EURO]1 billion. The sale and purchase agreement limits the amount of such price adjustments to [EURO]150 million, and to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. The Group intends to defend itself vigorously against such claims. The agreement calls for submission of disputes to arbitration and Bombardier has notified DaimlerChrysler that it intends to do this with respect to its claims. Due to uncertainties with respect to the ultimate outcome of these claims, the Group has recognized a partial after-tax gain of [EURO]237 million on the sale of Adtranz, representing the maximum possible adjustment to the sales price and the aforementioned maximum amount with respect to any further claims in accordance with the sale and purchase agreement.

    In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million, resulting in a pretax gain of [EURO]209 million. The agreement confers on Continental the option to acquire from the Group, and DaimlerChrysler the option to sell to Continental, the Group's remaining 40% interest in the Automotive Electronics activities. The DaimlerChrysler option is exercisable from April 1, 2002 through July 31, 2004. The Continental option is exercisable from
November 1, 2004 through October 31, 2005. The price for the remaining 40% interest ranges from [EURO]225 million to [EURO]235 million, depending upon when the option is exercised and various other factors. DaimlerChrysler accounts for the remaining interest in its Automotive Electronics activities using the equity method subsequent to the sale.

    In October 2000, DaimlerChrysler acquired all the remaining outstanding shares of Detroit Diesel Corporation for approximately [EURO]500 million. The acquisition of the remaining 78.6% interest in Detroit Diesel was accounted for using the purchase method of accounting and resulted in goodwill of approximately [EURO]310 million, which was being amortized on a straight-line basis using an useful life of 20 years until December 31, 2001. After
December 31, 2001, goodwill will no longer be amortized, but instead tested for impairment at least annually.

    In October 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. As part of the agreement, Deutsche Telekom received a 50.1% interest in T-Systems ITS (formerly debis Systemhaus) through a capital investment in T-Systems ITS (see Note 11 and
Note 34).

    In September 2000, DaimlerChrysler purchased a 9% equity interest in Hyundai Motor Company for approximately [EURO]450 million. DaimlerChrysler holds a 10% ownership interest at December 31, 2001 and is accounting for its investment in Hyundai as an available-for-sale security.

                               DAIMLERCHRYSLER AG

    In September 2000, DaimlerChrysler acquired 100% of the outstanding shares of the Canadian company Western Star Trucks Holdings Ltd. for approximately [EURO]500 million. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately [EURO]380 million, which was being amortized on a straight-line basis using an useful life of 20 years until December 31, 2001. After December 31, 2001, goodwill will no longer be amortized, but instead tested for impairment at least annually.

    Information on the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares of EADS and the related initial public offering of EADS in July 2000 is included in Note 11.

    Due to an initial public offering in March 1999 as well as to the selling of a substantial portion of its remaining interests in September 1999, DaimlerChrysler Services AG, a wholly-owned subsidiary of DaimlerChrysler, reduced its remaining interest in debitel AG to 10% (see Note 11). In
January 2001, the Group sold its remaining 10% interest in debitel AG to Swisscom for net proceeds of [EURO]305 million. The transaction resulted in a pretax gain of [EURO]292 million which is included in financial income (expense), net.

    In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz from Asea Brown Boveri for [EURO]441 million.

NOTES TO CONSOLIDATED STATEMENTS OF INCOME (LOSS)

5. FUNCTIONAL COSTS AND OTHER EXPENSES

    Selling, administrative and other expenses are comprised of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2001       2000       1999
(IN MILLIONS OF [EURO])                              --------   --------   --------
Selling expenses...................................   11,823     11,666     10,087
Administration expenses............................    5,539      5,921      5,333
Goodwill amortization and write-downs..............      184        279        215
Other expenses.....................................      785        437        428
                                                      ------     ------     ------
                                                      18,331     18,303     16,063
                                                      ======     ======     ======

    As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

    In October 2001, the DaimlerChrysler Board of Management approved a turnaround plan for its North American truck subsidiary Freightliner. The turnaround plan is designed to return Freightliner to sustainable profitability and comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model. The implementation of the turnaround plan resulted in charges of [EURO]310 million, reflecting employee termination benefits of [EURO]83 million, asset impairment charges of [EURO]170 million, and other costs to exit certain activities of [EURO]57 million (see Note 23b). The charges were recorded in cost of sales ([EURO]173 million) and selling, administrative and other expenses ([EURO]137 million) in 2001. Employee termination benefits related to voluntary and involuntary severance measures affect 4,440 hourly and salaried employees.

    Based on its investment in MMC and the corresponding strategic alliance entered into in the fourth quarter 2000, DaimlerChrysler conducted a review of its compact car strategy in 2000, and concluded that it was necessary to revise the current strategic plan for the smart brand, including restructuring of supplier contracts. As

                               DAIMLERCHRYSLER AG
a result, the carrying values of certain of the brand's long-lived assets were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less then their respective carrying values. In accordance with SFAS 121, DaimlerChrysler recorded an impairment charge of [EURO]281 million. The impairment charge represents the amount by which the carrying values of such assets exceeded their respective fair market values. The impairment relates principally to the carrying values of the manufacturing facility, equipment and tooling. In addition, charges of [EURO]255 million were recorded related to fixed cost reimbursement agreements with MCC smart suppliers. The charges were recorded in cost of sales ([EURO]494 million) and other expenses ([EURO]42 million) for the year 2000.

    In 2000, DaimlerChrysler recorded an impairment charge in cost of sales of approximately [EURO]500 million for certain leased vehicles in the Services segment. Declining resale prices of used vehicles in the North American and the U.K. markets required the Group to re-evaluate the recoverability of the carrying values of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows from such vehicles were less than their respective carrying values. In accordance with SFAS 121, the resulting pre-tax impairment charges represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

    Personnel expenses included in the statement of income (loss) are comprised of:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    2001       2000       1999
(IN MILLIONS OF [EURO])                           --------   --------   --------
Wages and salaries..............................   20,073     21,836     21,044
Social levies...................................    3,193      3,428      3,179
Net pension cost (see Note 23a).................      630        327        931
Net postretirement benefit
  cost (see Note 23a)...........................    1,173        830        783
Other expenses for pensions and retirements.....       26         79        221
                                                  -------    -------    -------
                                                   25,095     26,500     26,158
                                                  =======    =======    =======

    Number of employees (annual average):

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    2001       2000       1999
                                                  --------   --------   --------
Hourly employees................................  244,938    270,814    279,124
Salaried employees..............................  122,094    165,117    170,539
Trainees/apprentices............................   12,512     13,663     13,898
                                                  -------    -------    -------
                                                  379,544    449,594    463,561
                                                  =======    =======    =======

    In 2001, 28 people (2000: 28 people; 1999: 14,851 people) were employed in joint venture companies.

    In 2001, the total remuneration paid by Group companies to the members of the Board of Management of DaimlerChrysler AG amounted to [EURO]22.0 million, and the remuneration paid to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group totaled
[EURO]2.4 million. Disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to [EURO]14.7 million. An amount of [EURO]155.0 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2001, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

                               DAIMLERCHRYSLER AG

6. OTHER INCOME

    Other income includes gains on sales of property, plant and equipment ([EURO]104 million, [EURO]106 million and [EURO]132 million in 2001, 2000 and 1999, respectively) and rental income, other than relating to financial services leasing activities ([EURO]191 million, [EURO]178 million and [EURO]153 million in 2001, 2000 and 1999, respectively). In 2001, gains on sales of companies of [EURO]465 million were recognized in other income.

7. TURNAROUND PLAN FOR THE CHRYSLER GROUP

    The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction of 26,000 employees and an elimination of excess capacity. The workforce reduction is being achieved through retirements, special programs, attrition and layoffs. The reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

    The net charges recorded for the plan in 2001 were [EURO]3,064 million ([EURO]1,934 million net of taxes) and are presented as a separate line item on the accompanying consolidated statement of income (loss) ([EURO]2,555 million and [EURO]509 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

    The initial charges of [EURO]3,047 million were recorded in February 2001 with the approval of the turnaround plan. Additional charges of [EURO]268 million resulted from the subsequent impairment and disposal costs associated with a component plant as well as costs for a special early retirement program. The return to income adjustments of [EURO]251 million include revisions of estimates based upon information currently available or actual settlements. These adjustments reflect lower than anticipated costs associated with workforce reduction initiatives, including the involuntary severance benefits, and favorable resolution of supplier contract cancellation claims.

    The pretax amounts for turnaround plan charges consisted of the following:

                                                           WORKFORCE       ASSET       OTHER
                                                           REDUCTIONS   WRITE-DOWNS    COSTS      TOTAL
(IN MILLIONS OF [EURO])                                    ----------   -----------   --------   --------
Reserve balance at January 1, 2001.......................       --            --          --          --
Initial charges..........................................    1,403           836         808       3,047
Additional charges.......................................       93           148          27         268
Adjustments..............................................     (122)           --        (129)       (251)
                                                             -----          ----        ----      ------
  Net charges............................................    1,374           984         706       3,064
                                                             -----          ----        ----      ------
Payments.................................................     (211)           --        (154)       (365)
Amount charged against assets............................     (695)         (984)        (63)     (1,742)
Currency translation adjustment..........................       38            --          21          59
                                                             -----          ----        ----      ------
Reserve balance at December 31, 2001.....................      506            --         510       1,016
                                                             =====          ====        ====      ======

    Workforce reduction charges relate to early retirement incentive programs ([EURO]725 million) and involuntary severance benefits ([EURO]649 million). The voluntary early retirement programs, accepted by 9,261 employees as of December 31, 2001, are formula driven based on salary levels, age and past service. In addition, 7,174 employees were involuntarily affected by the plan. The amount of involuntary severance benefits paid and charged against the liability in 2001 was [EURO]131 million.

                               DAIMLERCHRYSLER AG

    As a result of the planned idling, closing or disposal of manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less than their respective carrying values. In accordance with the provisions of SFAS 121, the Chrysler Group recorded an impairment charge of [EURO]984 million. The impairment charge represents the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

    Other costs primarily include supplier contract cancellation costs.

    Other key initiatives of the plan include additional cost reduction and revenue enhancing measures. Specifically, in an effort to reduce costs, suppliers are being requested to voluntarily reduce the prices charged for materials and services over the period January 1, 2001 through 2002. Under the revenue enhancement measures of the turnaround plan, certain dealer programs were replaced with a new performance-based incentive program under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives.

8. FINANCIAL INCOME, NET

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
(IN MILLIONS OF [EURO])                                --------   --------   --------
Income (loss) from investments of which from
  affiliated companies [EURO](2) (2000: [EURO]24;
  1999: [EURO]41)....................................       24        73          19
Gains, net from disposals of investments and shares
  in affiliated and associated companies.............      320         1          41
Write-down of investments and shares in affiliated
  companies..........................................     (109)      (54)        (19)
Income (loss) from companies included at equity......       97      (244)         23
                                                        ------     -----      ------
Income (loss) from investments, net..................      332      (224)         64
                                                        ------     -----      ------
Other interest and similar income of which from
  affiliated companies [EURO]31 (2000: [EURO]20;
  1999: [EURO]17)....................................    1,483     1,268       1,382
Interest and similar expenses........................   (1,760)     (988)       (729)
                                                        ------     -----      ------
Interest income, net.................................     (277)      280         653
                                                        ------     -----      ------
Income from securities and long-term receivables.....      291       161         913
Write-down of securities and long-term receivables...      (16)       (3)        (17)
Other, net...........................................     (176)      (58)     (1,280)
                                                        ------     -----      ------
Other financial income (loss), net...................       99       100        (384)
                                                        ------     -----      ------
                                                           154       156         333
                                                        ======     =====      ======

    In 2001, EADS, an equity method investment of the Group, created a new company, Airbus SAS, and contributed all of its Airbus activities into the new company for a 100% ownership interest. Also in 2001, Airbus SAS issued new shares to BAe Systems in exchange for all of its Airbus activities. As a result of this transaction, EADS' ownership interest in Airbus SAS, which is consolidated by EADS, was diluted to 80%. DaimlerChrysler recognized under U.S. GAAP its share of the gain resulting from the formation of Airbus SAS in the amount of [EURO]747 million in income (loss) from companies included at equity.

                               DAIMLERCHRYSLER AG

    In 1999, realized and unrealized net losses on derivative financial instruments of [EURO]1,078 million were included in other, net.

    The Group capitalized interest expenses related to qualifying construction projects of [EURO]275 million (2000: [EURO]181 million;
1999: [EURO]163 million).

9. INCOME TAXES

    Income (loss) before income taxes consists of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2001       2000       1999
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Germany...............................................    4,498     2,729      2,688
Non-German countries..................................   (5,981)    1,747      6,969
                                                         ------     -----      -----
                                                         (1,483)    4,476      9,657
                                                         ======     =====      =====

    Income tax expense (benefit) are comprised of the following components:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2001       2000       1999
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Current taxes
    Germany...........................................      793       (45)     1,074
    Non-German countries..............................     (512)    1,160      1,538
Deferred taxes
    Germany...........................................      637     1,490        836
    Non-German countries..............................   (1,695)     (606)     1,085
                                                         ------     -----      -----
                                                           (777)    1,999      4,533
                                                         ======     =====      =====

    For German companies, the deferred taxes at December 31, 2001 are calculated using a federal corporate tax rate of 25% (2000: 25%; 1999: 40%) plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable plus the after federal tax benefit rate for trade tax of 12.125% (2000: 12.125%; 1999: 9.3%). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounts to 38.5% (2000: 38.5%; 1999:
51.5%).

    In 2000, the German government enacted new tax legislation which, among other changes, reduced the Group's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Group's year beginning January 1, 2001. The significant other tax law change is the exemption from tax for certain gains and losses from the sale of shares in affiliated and unaffiliated companies. The effects of the reduction in the tax rate and other changes on the deferred tax assets and liabilities of the Group's German companies were recognized in the year of enactment. As a result, a net charge of [EURO]263 million is included in the consolidated statement of income (loss) in 2000. The effects of the reduction in the tax rate resulted in deferred tax expense of [EURO]373 million. The exemption from tax for certain gains from the sale of shares resulted in deferred tax benefit of [EURO]110 million due to the elimination of the net deferred tax liabilities on the net unrealized gains.

    In 1999, the tax laws in Germany were changed including a reduction in the retained corporate income tax rate from 45% to 40% and the broadening of the tax base. The effects of the changes in German tax laws were recognized as a net charge of [EURO]812 million in the consolidated statement of income (loss) in 1999. The effects of

                               DAIMLERCHRYSLER AG
the reduction in the tax rate on the deferred tax assets and liabilities of the Group's German companies as of December 31, 1998 amounted to [EURO]290 million. The broadening of the tax base resulted in tax expense of [EURO]522 million.

    The effect of the tax law changes in Germany in 2000 and 1999 are reflected separately in the reconciliations presented below.

    For the years ending December 31, 2000 and 1999, the German corporate tax law applied a split-rate imputation with regard to the taxation of the earnings of a corporation. In accordance with the tax law in effect for those fiscal years, retained corporate income was initially subject to a federal corporate tax of 40% plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2%. Upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5% for each year on the distribution corporate tax, for a total of 31.65% for each year, by means of a refund for taxes previously paid. Under the new German corporate tax system, during a 15 year transition period beginning on January 1, 2001, the Group will continue to receive a refund on the distribution of retained earnings which existed as of December 31, 2000.

    A reconciliation of expected income taxes to actual income tax expense (benefit) determined using the applicable German corporate tax rate of 25% (2000: 40%; 1999: 40%) plus a solidarity surcharge of 5.5% on federal corporate taxes plus the after federal tax benefit rate for trade taxes of 12.125% (2000:
9.3%; 1999: 9.3%) for a combined statutory rate of 38.5% in 2001 (2000: 51.5%;
1999: 51.5%) is as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           2001       2000       1999
(IN MILLIONS OF [EURO])                                  --------   --------   --------
Expected expense (benefit) for income taxes............    (571)     2,305      4,973
Tax rate differential with non-German countries........      96       (346)      (966)
Gains from sales of business interests (Adtranz, TEMIC,
  debitel).............................................    (191)        --         --
Trade tax rate differential............................     (50)       (28)       (24)
Changes in valuation allowances on German deferred tax
  assets...............................................      29         --         23
Tax effect of equity method investments................     (25)       113        (12)
Amortization of non-deductible goodwill................       5         52         33
Tax free income and non-deductible expenses............     (76)        48         36
Effect of changes in German tax laws...................      --        263        812
Dividend distribution credit at DC AG..................      --       (491)      (505)
Other..................................................       6         83        163
                                                           ----      -----      -----
Actual expense (benefit) for income taxes..............    (777)     1,999      4,533
                                                           ====      =====      =====

    In 2000 and 1999, income tax credits from dividend distributions reflected the tax benefits from the dividend distributions of [EURO]2.35 per Ordinary Share to be paid for those years.

                               DAIMLERCHRYSLER AG

    Deferred income tax assets and liabilities are summarized as follows:

                                                              AT DECEMBER 31,
                                                            -------------------
                                                              2001       2000
(IN MILLIONS OF [EURO])                                     --------   --------
Property, plant and equipment.............................      365        463
Investments and long-term financial assets................    2,135      1,986
Equipment on operating leases.............................      689        800
Inventories...............................................      697        664
Receivables...............................................    1,369      1,400
Net operating loss and tax credit carryforwards...........    3,078      1,669
Retirement plans..........................................    3,682      3,442
Other accrued liabilities.................................    6,340      4,756
Liabilities...............................................    1,113      1,114
Deferred income...........................................    1,162      1,330
Other.....................................................      423        427
                                                            -------    -------
                                                             21,053     18,051
Valuation allowances......................................     (145)      (335)
                                                            -------    -------
Deferred tax assets.......................................   20,908     17,716
                                                            -------    -------
Property, plant and equipment.............................   (4,095)    (3,609)
Equipment on operating leases.............................   (8,286)    (7,569)
Inventories...............................................     (385)      (303)
Receivables...............................................   (2,542)    (2,341)
Securities................................................     (448)       (33)
Prepaid expenses..........................................     (482)      (481)
Retirement plans..........................................   (4,794)    (4,409)
Other accrued liabilities.................................     (673)    (1,010)
Taxes on undistributed earnings of non-German
  subsidiaries............................................     (514)      (486)
Other.....................................................     (530)      (519)
                                                            -------    -------
Deferred tax liabilities..................................  (22,749)   (20,760)
                                                            -------    -------
Deferred tax liabilities, net.............................   (1,841)    (3,044)
                                                            =======    =======

    At December 31, 2001, the Group had corporate and trade tax net operating losses ("NOLs") amounting to [EURO]4,668 million (2000: [EURO]4,061 million) and credit carryforwards amounting to [EURO]1,552 million (2000:
[EURO]776 million), determined in accordance with U.S. GAAP. The corporate tax NOLs and credit carryforwards relate to losses of non-German companies and German non-Organschaft companies and are partly limited in their use to the Group. The valuation allowances on deferred tax assets of German and non-German operations decreased by [EURO]190 million. The reduction in the valuation allowance is mainly due to the sale of Adtranz. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

                               DAIMLERCHRYSLER AG

    Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                         AT DECEMBER 31, 2001      AT DECEMBER 31, 2000
                                        -----------------------   -----------------------
                                                      THEREOF                   THEREOF
                                          TOTAL     NON-CURRENT     TOTAL     NON-CURRENT
(IN MILLIONS OF [EURO])                 ---------   -----------   ---------   -----------
Deferred tax assets...................    3,010          425        2,436        1,576
Deferred tax liabilities..............   (4,851)      (4,761)      (5,480)      (4,938)
                                         ------       ------       ------       ------
Deferred tax liabilities, net.........   (1,841)      (4,336)      (3,044)      (3,362)
                                         ======       ======       ======       ======

    DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of [EURO]371 million (2000: [EURO]351 million) on [EURO]7,421 million (2000: [EURO]7,028 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of [EURO]143 million (2000:
[EURO]135 million) on the future payout of these foreign dividends because the earnings are not intended to be permanently reinvested in those operations.

    The Group did not provide income taxes or non-German withholding taxes on [EURO]13,899 million (2000: [EURO]15,543 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

    Including the items charged or credited directly to related components of stockholders' equity and the expense (benefit) for income taxes of extraordinary items and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2001       2000       1999
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Expense (benefit) for income taxes before
  extraordinary items.................................     (777)    1,999      4,533
Income tax expense of extraordinary items.............       --       324        470
Income tax benefit from changes in accounting
  principles..........................................       --       (53)        --
Stockholders' equity for employee stock option expense
  in excess of amounts recognized for financial
  purposes............................................       --        --        (31)
Stockholders' equity for items in other comprehensive
  income..............................................     (507)     (338)      (155)
                                                         ------     -----      -----
                                                         (1,284)    1,932      4,817
                                                         ======     =====      =====

10. CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

    BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS: Adoption of EITF 99-20 -- As of July 1, 2000, DaimlerChrysler adopted EITF 99-20 which specifies, among other things, how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment. The cumulative effect of adopting EITF 99-20 was a charge of [EURO]99 million (net of income tax benefits of [EURO]58 million).

    DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:  Adoption of
SFAS 133 and SFAS 138 -- DaimlerChrysler elected to adopt SFAS 133 on
January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO]12 million (net of income tax expense of [EURO]5 million) in the statement of income (loss) and a net transition adjustment loss of [EURO]349 million (net of income tax benefit of [EURO]367 million) in accumulated other comprehensive income. Adoption of SFAS 138 did not have an impact on the Group's consolidated statement of income
(loss).

                               DAIMLERCHRYSLER AG

11. EXTRAORDINARY ITEMS

    In October 2000, Adtranz sold its fixed installations business which primarily focuses on rail electrification and traction power to Balfour Beatty for [EURO]153 million resulting in an extraordinary after-tax gain of [EURO]89 million (net of income tax expense of [EURO]52 million).

    In October 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. In accordance with an agreement announced on March 27, 2000, Deutsche Telekom received a 50.1% interest in T-Systems ITS through an investment of approximately
[EURO]4.6 billion for new shares of T-Systems ITS. In 2000, the transaction resulted in an extraordinary after-tax gain of [EURO]2,345 million. The agreements also confer on Deutsche Telekom the option to acquire from the Group, and on DaimlerChrysler the option to sell to Deutsche Telekom, the Group's 49.9% interest in T-Systems ITS. DaimlerChrysler accounts for its interest in T-Systems using the equity method. The DaimlerChrysler option was exercised in January 2002 (see Note 34).

    In July 2000, the Group exchanged its controlling interest in DaimlerChrysler Aerospace for shares of EADS, which subsequently completed its initial public offering. EADS is a global aerospace and defense company which was established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. ("CASA"). DaimlerChrysler accounted for the shares of EADS received in the exchange at their fair value on that date and recorded an extraordinary gain of [EURO]3,009 million. The Group accounts for its 33% interest in EADS using the equity method of accounting. DaimlerChrysler has the right to sell all of its ownership interest in EADS to certain French shareholders. This put option may be exercised immediately in the event of a voting deadlock on certain matters or at certain times after three years. The price is based on the average closing mid-market price of EADS shares during the 30 trading days prior to the exercise of the put option.

    In 2000, Ballard Power Systems Inc., a developer of fuel cells and related power generation systems, issued additional common shares to its shareholders. DaimlerChrysler elected not to purchase additional shares thereby reducing its ownership interest. The dilution of its ownership interest resulted in an extraordinary gain of [EURO]73 million.

    In March 1999, DaimlerChrysler Services AG sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO]274 million. In September 1999, DaimlerChrysler Services AG sold an additional portion of its remaining interests in debitel AG to Swisscom for proceeds of [EURO]924 million. The sales resulted in an extraordinary after-tax gain of [EURO]659 million (net of income tax expense of [EURO]481 million) and reduced DaimlerChrysler Services AG's interest in debitel to 10%. See Note 4 for the sale of the remaining 10% interest in 2001.

    The gains from each of the foregoing transactions are reported as extraordinary items in the consolidated statements of income (loss) for the years 1999 and 2000 because U.S. GAAP requires such presentation when a significant disposition of assets or businesses occurs within two years subsequent to accounting for a business combination using the pooling-of-interests method.

    In 1999 the Group extinguished [EURO]51 million of long-term debt resulting in an extraordinary after tax loss of [EURO]19 million (net of income tax benefit of [EURO]11 million).

NOTES TO CONSOLIDATED BALANCE SHEETS

12. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT, NET

    Information with respect to changes in the Group's intangible assets and property, plant and equipment is presented in the Consolidated Fixed Assets
Schedule included herein. Intangible assets represent principally goodwill and intangible pension assets.

                               DAIMLERCHRYSLER AG

    Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of [EURO]148 million (2000: [EURO]140 million). Depreciation expense and impairment charges on assets under capital lease arrangements were [EURO]13 million
(2000: [EURO]188 million; 1999: [EURO]32 million).

13. EQUIPMENT ON OPERATING LEASES, NET

    Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, [EURO]35,015 million represent automobiles and commercial vehicles (2000: [EURO]32,639 million).

    Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2001 are as follows (in millions of [EURO]):

2002........................................................    8,560
2003........................................................    4,425
2004........................................................    2,528
2005........................................................      812
2006........................................................      244
thereafter..................................................      352
                                                               ------
                                                               16,921
                                                               ======

14. INVENTORIES

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2001       2000
(IN MILLIONS OF [EURO])                                      --------   --------
Raw materials and manufacturing supplies...................    2,251      2,495
Work-in-process ...........................................    3,038      5,232
  thereof relating to long-term contracts and programs in
  process [EURO] -- (2000: [EURO]1,967)
Finished goods, parts and products held for resale.........   11,904     10,726
Advance payments to suppliers..............................       97        309
                                                              ------     ------
                                                              17,290     18,762
                                                              ------     ------
Less: Advance payments received ...........................     (536)    (2,479)
  thereof relating to long-term contracts and programs in
  process [EURO]110 (2000: [EURO]608)
                                                              ------     ------
                                                              16,754     16,283
                                                              ======     ======

    Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by [EURO]1,102 million (2000: [EURO]1,058 million).

                               DAIMLERCHRYSLER AG

15. TRADE RECEIVABLES

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------
Receivables from sales of goods and services................   7,052      8,506
Long-term contracts and programs, un-billed, net of advance
  payments received.........................................      24        200
                                                               -----      -----
                                                               7,076      8,706
Allowance for doubtful accounts.............................    (646)      (711)
                                                               -----      -----
                                                               6,430      7,995
                                                               =====      =====

    As of December 31, 2001, [EURO]136 million of the trade receivables mature after more than one year (2000: [EURO]261 million).

16. RECEIVABLES FROM FINANCIAL SERVICES

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2001       2000
(IN MILLIONS OF [EURO])                                      --------   --------
Receivables from:
Sales financing............................................   38,882     37,193
Finance leases.............................................   17,400     19,031
                                                              ------     ------
                                                              56,282     56,224
Initial direct costs.......................................      248        177
Unearned income............................................   (6,833)    (8,021)
Unguaranteed residual value of leased assets...............    1,417      1,183
                                                              ------     ------
                                                              51,114     49,563
Allowance for doubtful accounts............................   (1,602)      (890)
                                                              ------     ------
                                                              49,512     48,673
                                                              ======     ======

    As of December 31, 2001, [EURO]35,551 million of the financing receivables mature after more than one year (2000: [EURO]28,138 million).

    Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases in each of the years following December 31, 2001 are as follows (in millions of [EURO]):


2002........................................................   16,820
2003........................................................   10,484
2004........................................................    9,005
2005........................................................    6,932
2006........................................................    4,310
thereafter..................................................    8,731
                                                               ------
                                                               56,282
                                                               ======

                               DAIMLERCHRYSLER AG

    Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

17. OTHER RECEIVABLES

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2001       2000
(IN MILLIONS OF [EURO])                                      --------   --------
Receivables from affiliated companies......................    1,250      1,341
Receivables from related companies*........................    1,041      1,379
Retained interests in sold receivables and subordinated
  asset backed certificates................................    5,482      4,816
Other receivables and other assets.........................    9,141      7,817
                                                              ------     ------
                                                              16,914     15,353
Allowance for doubtful accounts............................     (726)      (957)
                                                              ------     ------
                                                              16,188     14,396
                                                              ======     ======

------------------------------

* Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

    As of December 31, 2001, [EURO]2,584 million of the other receivables mature after more than one year (2000: [EURO]2,101 million).

18. SECURITIES, INVESTMENTS AND LONG-TERM FINANCIAL ASSETS

    Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Securities included in non-fixed assets are comprised of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------
Debt securities.............................................   1,632      2,791
Equity securities...........................................     120        601
Equity-based funds..........................................      91        397
Debt-based funds............................................   1,234      1,589
                                                               -----      -----
                                                               3,077      5,378
                                                               =====      =====

                               DAIMLERCHRYSLER AG

    Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

                                     AT DECEMBER 31, 2001                        AT DECEMBER 31, 2000
                           -----------------------------------------   -----------------------------------------
                                                     UNREALIZED                                  UNREALIZED
                                        FAIR     -------------------                FAIR     -------------------
                             COST      VALUE       GAIN       LOSS       COST      VALUE       GAIN       LOSS
(IN MILLIONS OF [EURO])    --------   --------   --------   --------   --------   --------   --------   --------
Available-for-sale.......   2,645      2,613        34         66       4,859      4,918       246        187
Trading..................     460        464         6          2         451        460         9         --
                            -----      -----       ---        ---       -----      -----       ---        ---
Securities...............   3,105      3,077        40         68       5,310      5,378       255        187
                            -----      -----       ---        ---       -----      -----       ---        ---
Investments and long-term
  financial assets
  available-for-sale.....     731        987       316         60         843      1,304       737        276
                            -----      -----       ---        ---       -----      -----       ---        ---
                            3,836      4,064       356        128       6,153      6,682       992        463
                            =====      =====       ===        ===       =====      =====       ===        ===

    The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

                                     AT DECEMBER 31, 2001                        AT DECEMBER 31, 2000
                           -----------------------------------------   -----------------------------------------
                                                     UNREALIZED                                  UNREALIZED
                                        FAIR     -------------------                FAIR     -------------------
                             COST      VALUE       GAIN       LOSS       COST      VALUE       GAIN       LOSS
(IN MILLIONS OF [EURO])    --------   --------   --------   --------   --------   --------   --------   --------
Equity securities........     819      1,083       333         69       1,333      1,880       855        308
Debt securities issued by
  the German government
  and its agencies.......     112        112        --         --         122        123         1         --
Municipal securities.....      27         27        --         --          24         25         1         --
Debt securities issued by
  non-German
  governments............     131        134         3         --         652        656         5          1
Corporate debt
  securities.............     301        305         7          3         536        537         6          5
Equity-based funds.......      96         91        --          5         323        397        80          6
Debt-based funds.........   1,239      1,234        --          5       1,692      1,590        14        116
Asset-backed
  securities.............     241        247         7          1         178        180         3          1
Other marketable debt
  securities.............     410        367        --         43         842        834        18         26
                            -----      -----       ---        ---       -----      -----       ---        ---
Available-for-sale.......   3,376      3,600       350        126       5,702      6,222       983        463
                            -----      -----       ---        ---       -----      -----       ---        ---
Trading..................     460        464         6          2         451        460         9         --
                            -----      -----       ---        ---       -----      -----       ---        ---
                            3,836      4,064       356        128       6,153      6,682       992        463
                            =====      =====       ===        ===       =====      =====       ===        ===

                               DAIMLERCHRYSLER AG

    The estimated fair values of investments in debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                                                AT DECEMBER 31,
(IN MILLIONS OF [EURO])                                       -------------------
AVAILABLE-FOR-SALE                                              2001       2000
------------------                                            --------   --------
Due within one year.........................................   1,412      2,704
Due after one year through five years.......................     390        735
Due after five years through ten years......................     422        430
Due after ten years.........................................     202         76
                                                               -----      -----
                                                               2,426      3,945
                                                               =====      =====

    Proceeds from disposals of available-for-sale securities were [EURO]2,432 million (2000: [EURO]9,422 million; 1999: [EURO]2,481 million).
Gross realized gains from sales of available-for-sale securities were [EURO]419 million (2000: [EURO]275 million; 1999: [EURO]627 million), while gross realized losses were [EURO]144 million (2000: [EURO]140 million; 1999:
[EURO]4 million). DaimlerChrysler uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

    Other securities classified as cash equivalents were approximately [EURO]7.3 billion and [EURO]4.3 billion at December 31, 2001 and 2000, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

19. LIQUID ASSETS

    Liquid assets recorded under various balance sheet captions are as follows:

                                                            AT DECEMBER 31,
                                                     ------------------------------
                                                       2001       2000       1999
(IN MILLIONS OF [EURO])                              --------   --------   --------
Cash and cash equivalents *
  originally maturing within 3 months..............   11,397      7,082      8,761
  originally maturing after 3 months...............       31         45        338
                                                      ------     ------     ------
Total cash and cash equivalents....................   11,428      7,127      9,099
                                                      ------     ------     ------
Securities.........................................    3,077      5,378      8,969
Other..............................................       20          5        133
                                                      ------     ------     ------
                                                      14,525     12,510     18,201
                                                      ======     ======     ======

------------------------
* Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit.

    The following represents supplemental information with respect to cash flows:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2001       2000       1999
(IN MILLIONS OF [EURO])                                  --------   --------   --------
Interest paid..........................................   4,616      5,629      3,315
Income taxes paid (refunded)...........................    (624)       775      1,883

                               DAIMLERCHRYSLER AG

20. PREPAID EXPENSES

    Prepaid expenses are comprised of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------
Prepaid pension cost........................................   7,584      6,799
Other prepaid expenses......................................   1,022      1,108
                                                               -----      -----
                                                               8,606      7,907
                                                               =====      =====

    As of December 31, 2001, [EURO]7,632 million of the total prepaid expenses mature after more than one year (2000: [EURO]6,819 million).

21. STOCKHOLDERS' EQUITY

NUMBER OF SHARES ISSUED AND OUTSTANDING

    DaimlerChrysler had issued and outstanding 1,003,271,998 registered Ordinary Shares of no par value at December 31, 2001 (2000: 1,003,271,911). Each share represents a nominal value of [EURO]2.60 of capital stock.

TREASURY STOCK

    In 2001, DaimlerChrysler purchased approximately 1.4 million (2000:
1.4 million; 1999: 1.2 million) Ordinary Shares in connection with an employee share purchase plan, of which 1.2 million (2000: 1.4 million; 1999:
1.2 million) were re-issued to employees and the remaining 0.2 million in 2001 were resold in the market.

AUTHORIZED AND CONDITIONAL CAPITAL

    Through April 30, 2003, the Board of Management is authorized, upon approval of the Supervisory Board, to increase capital stock by a total of up to an aggregate nominal amount of [EURO]256 million and to issue Ordinary Shares of up to an aggregate nominal amount of [EURO]26 million to employees.

    In April 2000, the Group's shareholders agreed to increase the nominal amount of capital stock per share from approximately [EURO]2.56 (originating from the conversion of Deutsche Marks into euros) to [EURO]2.60. This resulted in an increase of capital stock and an equivalent decrease of additional paid-in capital of [EURO]44 million. The conditional and authorized capital as described in the Articles of Association were adjusted accordingly. DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to [EURO]15 billion with a term of up to 20 years by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed [EURO]300 million of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to a nominal amount of approximately [EURO]250 million of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005.

    DaimlerChrysler is authorized through October 11, 2002, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

CONVERTIBLE NOTES

    In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002 with a nominal amount of [EURO]66.83 per note. These convertible notes represent at the date of issue a nominal

                               DAIMLERCHRYSLER AG
amount of [EURO]508 million including 7,600,000 notes which may be converted into 0.86631 newly issuable shares of DaimlerChrysler AG before June 4, 2002. Notes not converted by this date will be mandatorily converted at a conversion rate between 0.86631 and 1.25625 Ordinary Shares of DaimlerChrysler AG per note to be determined on the basis of the average market price for the shares during the last 20 trading days before June 8, 2002. During 2001, 87 (2000: 92; 1999:
665) DaimlerChrysler Ordinary Shares were issued upon exercise.

    During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO]613 million (with a nominal value of [EURO]511 each) entitling the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represent newly issued shares totaling [EURO]383 million) of DaimlerChrysler. According to the note agreements the option price per share is [EURO]42.67 in consideration of exchange of the notes or [EURO]44.49 in cash. During 2001, no options for the subscription of newly issued DaimlerChrysler Ordinary Shares (2000: 10,416; 1999: 1,517,468) were exercised.

COMPREHENSIVE INCOME

    The changes in the components of other comprehensive income (loss) are as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                ------------------------------------------------------------------------------------------------
                                             2001                             2000                             1999
                                ------------------------------   ------------------------------   ------------------------------
                                             TAX                              TAX                              TAX
                                 PRETAX     EFFECT      NET       PRETAX     EFFECT      NET       PRETAX     EFFECT      NET
(IN MILLIONS OF [EURO])         --------   --------   --------   --------   --------   --------   --------   --------   --------
Unrealized gains (losses) on
  securities:
    Unrealized holding gains
      (losses)................     (129)      149         20        (250)       46       (204)       292       (163)       129
    Reclassification
      adjustments for (gains)
      losses included in net
      income (loss)...........      (46)     (111)      (157)         61        (6)        55       (623)       313       (310)
                                 ------      ----       ----      ------      ----      -----      -----       ----      -----
    Net unrealized gains
      (losses)................     (175)       38       (137)       (189)       40       (149)      (331)       150       (181)
Net gains (losses) on
  derivatives hedging
  variability of cash flows:
    Unrealized derivative
      gains (losses)..........     (708)      257       (451)     (1,932)      978       (954)        --         --         --
    Reclassification
      adjustments for (gains)
      losses included in net
      income (loss)...........      829      (307)       522       1,113      (567)       546         --         --         --
                                 ------      ----       ----      ------      ----      -----      -----       ----      -----
    Net derivative gains
      (losses)................      121       (50)        71        (819)      411       (408)        --         --         --
Foreign currency translation
  adjustments.................      598       (33)       565       1,474      (111)     1,363      2,431         --      2,431
Minimum pension liability
  adjustments.................   (1,436)      552       (884)          8        (2)         6        (13)         5         (8)
                                 ------      ----       ----      ------      ----      -----      -----       ----      -----
Other comprehensive income
  (loss)......................     (892)      507       (385)        474       338        812      2,087        155      2,242
                                 ======      ====       ====      ======      ====      =====      =====       ====      =====

MISCELLANEOUS

    The minority stockholders of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier for cash or holdings in

                               DAIMLERCHRYSLER AG

DaimlerChrysler AG or its subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. Some of the Dornier minority stockholders partially exercised this right in 2001 and exchanged some of their shareholdings in Dornier for cash and/or holdings in DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. To the extent that they have made use of their right to exchange their shareholdings for holdings of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft, they have the right to exchange this new shareholding for cash or for DaimlerChrysler Ordinary Shares. This right has already been partially exercised.

    Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2001, DaimlerChrysler management has proposed a distribution of [EURO]1,003 million ([EURO]1 per share) of the 2001 earnings of DaimlerChrysler AG as a dividend to the stockholders.

22. STOCK-BASED COMPENSATION

    The Group currently has various stock appreciation rights ("SARs") plans, two stock option plans and a performance-based stock award plan.

STOCK APPRECIATION-BASED PLANS

    In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of [EURO]89.70.

    As discussed below, in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

    In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

                               DAIMLERCHRYSLER AG

    A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2001, 2000 and 1999 is presented below (SARs in millions):

                                              2001                       2000                       1999
                                    ------------------------   ------------------------   ------------------------
                                                 WEIGHTED-                  WEIGHTED-                  WEIGHTED-
                                                  AVERAGE                    AVERAGE                    AVERAGE
                                    NUMBER OF     EXERCISE     NUMBER OF     EXERCISE     NUMBER OF     EXERCISE
                                      SARS         PRICE         SARS         PRICE         SARS         PRICE
                                    ---------   ------------   ---------   ------------   ---------   ------------
Outstanding at beginning of
  year............................    44.5      [EURO]82.87      45.8      [EURO]80.25      22.2       [EURO]64.58
Granted...........................      --               --        --               --      11.4             89.70
Exchange of stock options for
  SARs............................      --               --        --               --      15.2             79.79
Exercised.........................      --               --        --               --      (2.2)            64.91
Forfeited.........................    (2.0)           85.93      (1.3)           78.52      (0.8)            76.07
                                      ----      ------------     ----      ------------     ----      ------------
Outstanding at year-end...........    42.5            84.75      44.5            82.87      45.8             80.25
                                      ----      ------------     ----      ------------     ----      ------------
SARs exercisable at year-end......    42.5      [EURO]84.75      33.6      [EURO]80.63      26.8       [EURO]72.77
                                      ====      ============     ====      ============     ====      ============

    The Group grants performance-based stock awards to certain eligible employees with performance periods of three years and track the value of DaimlerChrysler Ordinary Shares. The amount ultimately earned in cash compensation at the end of a performance period is based on the degree of achievement of corporate goals. The Group issued 0.9 million performance-based stock awards in 2001 (2000: 0.7 million; 1999: 0.7 million).

    Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs and performance-based stock awards is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares and, in the case of performance-based stock awards, the attainment of certain performance goals. For the year ended December 31, 2001, the Group recognized compensation expense of [EURO]17 million and for the years ended December 31, 2000 and 1999, the Group recognized compensation benefits of [EURO]44 million and [EURO]106 million, respectively, for SARs and performance-based stock awards.

STOCK OPTION PLANS

    In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals (a Revision) to the Federal Supreme Court (Bundesgerichtshof) in July 2001. Since the approval of the Stock Option Plan 2000, the Group issued
33.9 million options during the years 2001 and 2000 at reference prices of [EURO]55.80 and [EURO]62.30, respectively.

    DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provide for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans are evidenced by non-transferable convertible bonds with a principal amount of [EURO]511 per bond due ten years after issuance. During

                               DAIMLERCHRYSLER AG
certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) have been held for a 24 month waiting period. The specific terms of these plans are as follows:

  BONDS
GRANTED IN     DUE      STATED INTEREST RATE   CONVERSION PRICE
----------  ---------   --------------------   ----------------
1996        July 2006            5.9%             [EURO]42.62
1997        July 2007            5.3%             [EURO]65.90
1998        July 2008            4.4%             [EURO]92.30

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

    Analysis of the stock options issued to eligible employees is as follows (options in millions):

                                                2001                      2000                      1999
                                       -----------------------   -----------------------   -----------------------
                                                    AVERAGE                   AVERAGE                   AVERAGE
                                        NUMBER     CONVERSION     NUMBER     CONVERSION     NUMBER     CONVERSION
                                       OF STOCK    PRICE PER     OF STOCK    PRICE PER     OF STOCK    PRICE PER
                                       OPTIONS       SHARE       OPTIONS       SHARE       OPTIONS       SHARE
                                       --------   ------------   --------   ------------   --------   ------------
Balance at beginning of year.........    15.3     [EURO]74.65       0.1     [EURO]42.62      15.5      [EURO]79.63
Options granted......................    18.7           66.96      15.2           74.76        --               --
Bonds sold...........................      --              --        --              --        --               --
Converted............................      --              --        --              --        --               --
Forfeited............................    (0.4)          70.08        --              --        --               --
Repayment............................      --              --        --              --      (0.2)           79.10
Exchanged for SARs...................      --              --        --              --     (15.2)           79.79
                                         ----     ------------     ----     ------------    -----     ------------
Outstanding at year-end..............    33.6           70.43      15.3           74.65       0.1            42.62
                                         ====     ============     ====     ============    =====     ============
Exercisable at year-end..............     0.1     [EURO]42.62       0.1     [EURO]42.62       0.1      [EURO]42.62
                                         ====     ============     ====     ============    =====     ============

    Compensation expense of [EURO]19 million was recognized in 2001 in connection with the stock option plans (2000: expense of [EURO]13 million). No compensation expense was recognized in 1999.

MISCELLANEOUS

    DaimlerChrysler applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. If compensation expense had been based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS 123, "Accounting for Stock Based Compensation," the Group's net loss and basic and diluted loss per share in 2001 would have increased by approximately
[EURO]72 million (basic loss per share: [EURO]0.07; diluted earnings loss per share: [EURO]0.07). In 2000, the Group's net income and basic and diluted earnings per share would have been reduced by approximately [EURO]12 million (basic earnings per share: [EURO]0.01; diluted earnings per share: [EURO]0.01). No additional compensation expense would have been recorded for the year ended December 31, 1999 under SFAS 123.

                               DAIMLERCHRYSLER AG

    The fair value of the DaimlerChrysler stock options issued in 2001 and 2000 was calculated at the grant date based on a trinomial tree option pricing model which considers the terms of the issuance. The underlying assumptions and the resulting fair value per option are as follows (at grant dates):

                                                                  2001          2000
                                                              ------------   -----------
Expected dividend yield.....................................           4.6%          3.8%
Expected volatility.........................................          33.0%         25.0%
Risk-free interest rate.....................................           4.2%          4.8%
Expected lives (in years)...................................             3             3
Fair value per option.......................................   [EURO]12.15    [EURO]9.50

23. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following:

                                                         AT DECEMBER 31,
                                           -------------------------------------------
                                                   2001                   2000
                                           --------------------   --------------------
                                                      DUE AFTER              DUE AFTER
                                            TOTAL     ONE YEAR     TOTAL     ONE YEAR
(IN MILLIONS OF [EURO])                    --------   ---------   --------   ---------
Pension plans and similar obligations
  (see Note 23a).........................   12,647     11,650      11,151     10,200
Income and other taxes...................    2,393        651       2,192        474
Other accrued liabilities (see
  Note 23b)..............................   26,530     10,104      23,098      7,901
                                            ------     ------      ------     ------
                                            41,570     22,405      36,441     18,575
                                            ======     ======      ======     ======

A) PENSION PLANS AND SIMILAR OBLIGATIONS

    Pension plans and similar obligations are comprised of the following components:

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2001       2000
(IN MILLIONS OF [EURO])                                      --------   --------
Pension liabilities (pension plans)........................    2,612      1,838
Accrued postretirement health and life insurance
  benefits.................................................    9,442      8,636
Other benefit liabilities..................................      593        677
                                                              ------     ------
                                                              12,647     11,151
                                                              ======     ======

    As described in Note 5 and Note 7, DaimlerChrysler implemented in 2001 restructuring plans at Freightliner and Chrysler Group, including certain workforce reduction initiatives. The impacts from settlements and curtailments of these turnaround plans on the pension and postretirement obligations are contained in the following disclosures.

PENSION PLANS

    The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

    At December 31, 2001, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 2.0 million shares of DaimlerChrysler Ordinary Shares with a market value of [EURO]93 million in a U.S. plan. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans.

                               DAIMLERCHRYSLER AG

    The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

                                                   AT DECEMBER 31,             AT DECEMBER 31,
                                                        2001                        2000
                                              -------------------------   -------------------------
                                                             NON-GERMAN                  NON-GERMAN
                                              GERMAN PLANS     PLANS      GERMAN PLANS     PLANS
(IN MILLIONS OF [EURO])                       ------------   ----------   ------------   ----------
Change in projected benefit obligations:
  Projected benefit obligations at beginning
   of year..................................      9,579        21,878        13,123        19,578
                                                 ------        ------        ------        ------
    Foreign currency exchange rate
     changes................................         --         1,026            --         1,403
    Service cost............................        198           404           242           433
    Interest cost...........................        612         1,696           696         1,570
    Plan amendments.........................          1           109             2           148
    Actuarial (gains) losses................        613           563          (732)         (257)
    Dispositions............................       (179)         (765)       (3,365)          (31)
    Acquisitions and other..................        140            25           144           411
    Settlement/curtailment loss.............          2           964            --            --
    Benefits paid...........................       (483)       (1,761)         (531)       (1,377)
                                                 ------        ------        ------        ------
  Projected benefit obligations at end of
   year.....................................     10,483        24,139         9,579        21,878
                                                 ======        ======        ======        ======

Change in plan assets
  Fair value of plan assets at beginning of
   year.....................................      7,908        25,962         7,034        25,823
                                                 ------        ------        ------        ------
    Foreign currency exchange rate
     changes................................         --         1,199            --         1,897
    Actual return on plan assets............       (720)       (1,309)          458          (755)
    Employer contributions..................        713           843         1,419            30
    Plan participant contributions..........         --            25            --            29
    Dispositions............................         --          (865)         (579)           --
    Acquisitions and other..................         --            17           (15)          303
    Benefits paid...........................       (398)       (1,747)         (409)       (1,365)
                                                 ------        ------        ------        ------
  Fair value of plan assets at end of
   year.....................................      7,503        24,125         7,908        25,962
                                                 ======        ======        ======        ======

                               DAIMLERCHRYSLER AG

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                AT DECEMBER 31, 2001        AT DECEMBER 31, 2000
                                              -------------------------   -------------------------
                                                             NON-GERMAN                  NON-GERMAN
                                              GERMAN PLANS     PLANS      GERMAN PLANS     PLANS
(IN MILLIONS OF [EURO])                       ------------   ----------   ------------   ----------
Funded status*..............................      2,980            14        1,671         (4,084)
    Unrecognized actuarial net gains
    (losses)................................     (2,168)       (4,112)        (123)         1,102
    Unrecognized prior service cost.........         (5)       (3,261)          (8)        (3,496)
    Unrecognized net obligation at date of
    initial application.....................         --           (24)          --           (153)
                                                 ------        ------        -----         ------
Net liability (asset) recognized............        807        (7,383)       1,540         (6,631)
                                                 ======        ======        =====         ======

Amounts recognized in the consolidated
  balance sheets consist of:
    Prepaid pension cost....................         --        (7,584)          --         (6,799)
    Accrued pension liability...............      2,164           448        1,540            298
    Intangible assets.......................         --          (137)          --            (95)
    Accumulated other comprehensive
      income................................     (1,357)         (110)          --            (35)
                                                 ------        ------        -----         ------
Net liability (asset) recognized............        807        (7,383)       1,540         (6,631)
                                                 ======        ======        =====         ======

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

                                                                   GERMAN PLANS                   NON-GERMAN PLANS
                                                          ------------------------------   ------------------------------
                                                            2001       2000       1999       2001       2000       1999
                                                          --------   --------   --------   --------   --------   --------
Weighted-average assumptions:
  Discount rate.........................................    6.0        6.5        6.0         7.4        7.7       7.5
  Expected return on plan assets........................    7.9        7.9        7.7        10.1       10.2       9.8
  Rate of compensation increase.........................    3.0        3.0        2.8         5.4        5.5       5.9

                               DAIMLERCHRYSLER AG

    The components of net pension cost were as follows for the years ended December 31, 2001, 2000 and 1999:

                                            2001                    2000                    1999
                                    ---------------------   ---------------------   ---------------------
                                     GERMAN    NON-GERMAN    GERMAN    NON-GERMAN    GERMAN    NON-GERMAN
                                     PLANS       PLANS       PLANS       PLANS       PLANS       PLANS
(IN MILLIONS OF [EURO])             --------   ----------   --------   ----------   --------   ----------
Service cost......................     198          404        242          433        267          430
Interest cost.....................     612        1,696        696        1,570        756        1,185
Expected return on plan assets....    (649)      (2,750)      (625)      (2,487)      (223)      (1,872)
Amortization of:
    Unrecognized net actuarial
      (gains) losses..............      --          (11)         3          (18)         1           41
    Unrecognized prior service
      cost........................      --          356          1          371         --          214
    Unrecognized net obligation...      --          148         --          146         --          129
    Other.........................      --           --          1           (6)         1            2
                                      ----       ------       ----       ------       ----       ------
Net periodic pension cost
  (benefit).......................     161         (157)       318            9        802          129
                                      ----       ------       ----       ------       ----       ------
    Settlement/curtailment loss...       1          625         --           --         --           --
                                      ----       ------       ----       ------       ----       ------
Net pension cost..................     162          468        318            9        802          129
                                      ====       ======       ====       ======       ====       ======

    The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were [EURO]10,224 million and [EURO]7,934 million, respectively, as of December 31, 2001 and [EURO]1,697 million and [EURO]343 million, respectively, as of December 31, 2000.

OTHER POSTRETIREMENT BENEFITS

    Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified periodically.

    At December 31, 2001, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities.

                               DAIMLERCHRYSLER AG

    The following information is presented with respect to the Group's postretirement benefit plans:

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2001       2000
(IN MILLIONS OF [EURO])                                      --------   --------
Change in accumulated postretirement benefit obligations:
    Accumulated postretirement benefit obligations at
      beginning of year....................................   12,857     10,527
                                                              ------     ------
        Foreign currency exchange rate changes.............      652        829
        Service cost.......................................      257        208
        Interest cost......................................    1,033        873
        Plan amendments....................................      (18)       444
        Actuarial losses...................................      941        523
        Settlement/curtailment loss........................      186         --
        Acquisitions and other.............................      (13)       107
        Benefits paid......................................     (800)      (654)
                                                              ------     ------
    Accumulated postretirement benefit obligations at end
      of year..............................................   15,095     12,857
                                                              ======     ======
Change in plan assets:
    Fair value of plan assets at beginning of year.........    2,995      2,816
                                                              ------     ------
        Foreign currency exchange rate changes.............      167        224
        Actual losses on plan assets.......................     (181)       (55)
        Employer contributions.............................        9         16
        Benefits paid......................................       (8)        (6)
                                                              ------     ------
    Fair value of plan assets at end of year...............    2,982      2,995
                                                              ======     ======

    A reconciliation of the funded status to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------
Funded status*..............................................   12,113     9,862
    Unrecognized actuarial net losses.......................   (1,828)     (270)
    Unrecognized prior service cost.........................     (843)     (956)
                                                               ------     -----
Net liability recognized....................................    9,442     8,636
                                                               ======     =====

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

                                                                2001       2000       1999
                                                              --------   --------   --------
Weighted-average assumptions at December 31:
    Discount rate...........................................     7.4        7.7        7.7
    Expected return on plan assets..........................    10.5       10.4       10.0
    Health care inflation rate in following (or "base")
      year..................................................     6.9        7.5        5.8
    Ultimate health care inflation rate (2005)..............     5.0        5.0        5.0

    The components of net postretirement benefit cost were as follows for the years ended December 31, 2001, 2000 and 1999:

                                                                2001       2000       1999
(IN MILLIONS OF [EURO])                                       --------   --------   --------
Service cost................................................     257        208        209
Interest cost...............................................   1,033        873        702
Expected return on plan assets..............................    (346)      (308)      (169)
Amortization of:
    Unrecognized net actuarial (gains) losses...............      (7)         5         10
    Unrecognized prior service cost.........................      82         54         31
Other.......................................................      --         (2)        --
                                                               -----       ----       ----
Net periodic postretirement benefit cost....................   1,019        830        783
                                                               -----       ----       ----
    Settlement/curtailment loss.............................     154         --         --
                                                               -----       ----       ----
Net postretirement benefit cost.............................   1,173        830        783
                                                               =====       ====       ====

    The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

                                                              1-PERCENTAGE-    1-PERCENTAGE-
                                                              POINT INCREASE   POINT DECREASE
(IN MILLIONS OF [EURO])                                       --------------   --------------
Effect on total of service and interest cost components.....        170               (140)
Effect on accumulated postretirement benefit obligations....      1,681             (1,421)

    PREPAID EMPLOYEE BENEFITS

    In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2001 and 2000, the VEBA had a balance of [EURO]3,648 million and [EURO]3,586 million, respectively, of which [EURO]2,848 million and [EURO]2,864 million, respectively, were designated and restricted for the payment of postretirement health care benefits. Contributions to the VEBA trust during the year ended December 31, 1999 were [EURO]727 million. No contributions to the VEBA trust were made in 2001 and 2000.

                               DAIMLERCHRYSLER AG

B) OTHER ACCRUED LIABILITIES

    Other accrued liabilities consisted of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------
Accrued warranty costs and price risks......................    9,213      7,715
Accrued losses on uncompleted contracts.....................      549        804
Restructuring...............................................    1,190        260
Accrued personnel and social costs..........................    2,386      2,503
Accrued sales incentives....................................    3,771      3,588
Other.......................................................    9,421      8,228
                                                               ------     ------
                                                               26,530     23,098
                                                               ======     ======

    Accruals for restructuring comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

                                                              TERMINATION     EXIT        TOTAL
                                                               BENEFITS      COSTS     LIABILITIES
(IN MILLIONS OF [EURO])                                       -----------   --------   -----------
Balance at January 1, 1999..................................       560          75          635
Utilizations and transfers..................................      (321)         21         (300)
Reductions..................................................       (15)         (9)         (24)
Additions...................................................       183         101          284
                                                                 -----        ----       ------
Balance at December 31, 1999................................       407         188          595
Utilizations and transfers..................................      (229)        (56)        (285)
Reductions..................................................       (43)        (34)         (77)
Additions...................................................        16          11           27
                                                                 -----        ----       ------
Balance at December 31, 2000................................       151         109          260
Utilizations and transfers..................................      (947)       (275)      (1,222)
Reductions..................................................      (135)       (144)        (279)
Additions...................................................     1,504         927        2,431
                                                                 -----        ----       ------
Balance at December 31, 2001................................       573         617        1,190
                                                                 =====        ====       ======

    In connection with the Group's restructuring, provisions were recorded for termination benefits of [EURO]1,504 million (2000: [EURO]16 million; 1999:
[EURO]183 million), in 2001 principally within Chrysler Group (see Note 7) and Freightliner (see Note 5), in 2000 principally within Mercedes-Benz Passenger Cars & smart and Commercial Vehicles and in 1999 principally within industrial businesses and DaimlerChrysler Aerospace. In connection with these restructuring efforts, the Group effected workforce reductions of approximately 17,700 employees (2000: 2,600; 1999: 2,400) and paid termination benefits of [EURO]269 million (2000: [EURO]135 million; 1999: [EURO]239 million), of which [EURO]227 million (2000: [EURO]120 million; 1999: [EURO]168 million) were charged against previously established liabilities. At December 31, 2001 the Group had liabilities for estimated future terminations for approximately 6,800 employees.

    Exit costs in 2001 primarily result from the restructuring within Chrysler Group and Freightliner. In 2000 and 1999 exit costs primarily result from the restructuring of industrial businesses.

                               DAIMLERCHRYSLER AG

24. FINANCIAL LIABILITIES

                                                                              AT DECEMBER 31,
                                                                          -----------------------
                                                                            2001           2000
(IN MILLIONS OF [EURO])                                                   --------       --------
Notes/Bonds.................................................               17,726          8,094
Commercial paper............................................                7,480         19,917
Liabilities to financial institutions.......................                7,183          6,294
Liabilities to affiliated companies.........................                  361            345
Loans, other financial liabilities..........................                   86            205
Liabilities from capital lease and residual value
  guarantees................................................                1,106            985
                                                                           ------         ------
Short-term financial liabilities (due within one year)......               33,942         35,840
                                                                           ------         ------

                                                              MATURITIES
                                                              ----------
Notes/Bonds.................................................  2003-2097     47,632         40,773
  of which due in more than five years: [EURO]10,712 (2000:
   [EURO]7,673)
Liabilities to financial institutions.......................  2003-2019      8,194          6,800
  of which due in more than five years: [EURO]2,702 (2000:
   [EURO]2,088)
Liabilities to affiliated companies.........................                    71            149
  of which due in more than five years: [EURO]-- (2000:
   [EURO]--)
Loans, other financial liabilities..........................                    82            118
  of which due in more than five years: [EURO]66 (2000:
   [EURO]51)
Liabilities from capital lease and residual value
  guarantees................................................                   987          1,103
  of which due in more than five years: [EURO]209 (2000:
   [EURO]226)
                                                                            ------         ------
Long-term financial liabilities.............................                56,966         48,943
                                                                            ------         ------
                                                                            90,908         84,783
                                                                            ======         ======

    Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 6.3%, 3.3% and 5.4%, respectively, at December 31, 2001.

    Commercial paper is denominated in euros and U.S. dollars and includes accrued interest. Bonds and liabilities to financial institutions are largely secured by mortgage conveyance, liens and assignment of receivables of approximately [EURO]1,804 million (2000: [EURO]1,858 million).

    Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows (in millions of [EURO]):

                                                                                                         THERE-
                                                   2002       2003       2004       2005       2006      AFTER
                                                 --------   --------   --------   --------   --------   --------
Financial liabilities..........................   33,900     15,953     9,372      8,849      8,421      13,615

    At December 31, 2001, the Group had unused short-term credit lines of [EURO]5,796 million (2000: [EURO]15,216 million) and unused long-term credit lines of [EURO]20,322 million (2000: [EURO]12,819 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006, a U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion

                               DAIMLERCHRYSLER AG
available until 2004, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2003. A part of the $18 billion facility serves as a back-up for commercial paper drawings.

25. TRADE LIABILITIES

                                                      AT DECEMBER 31, 2001                AT DECEMBER 31, 2000
                                                ---------------------------------   ---------------------------------
                                                           DUE AFTER   DUE AFTER               DUE AFTER   DUE AFTER
                                                 TOTAL     ONE YEAR    FIVE YEARS    TOTAL     ONE YEAR    FIVE YEARS
(IN MILLIONS OF [EURO])                         --------   ---------   ----------   --------   ---------   ----------
Trade liabilities.............................   14,157       12           1         15,257       33           1

26. OTHER LIABILITIES

                                                       AT DECEMBER 31, 2001                AT DECEMBER 31, 2000
                                                 ---------------------------------   ---------------------------------
                                                            DUE AFTER   DUE AFTER               DUE AFTER   DUE AFTER
                                                  TOTAL     ONE YEAR    FIVE YEARS    TOTAL     ONE YEAR    FIVE YEARS
(IN MILLIONS OF [EURO])                          --------   ---------   ----------   --------   ---------   ----------
Liabilities to affiliated companies............      416        --          --          536           1          1
Liabilities to related companies...............      293        --          --          794          --         --
Other liabilities..............................    9,553       828         232        8,291       1,283        161
                                                  ------       ---         ---        -----       -----        ---
                                                  10,262       828         232        9,621       1,284        162
                                                  ======       ===         ===        =====       =====        ===

    As of December 31, 2001, other liabilities include tax liabilities of [EURO]620 million (2000: [EURO]683 million) and social benefits due of [EURO]877 million (2000: [EURO]713 million).

27. DEFERRED INCOME

    As of December 31, 2001, [EURO]1,911 million of the total deferred income is to be recognized after more than one year (2000: [EURO]1,057 million).

OTHER NOTES

28. LITIGATION AND CLAIMS

    A number of shareholder lawsuits, including a class action lawsuit, are pending in the United States against DaimlerChrysler and certain members of its Supervisory Board and Board of Management. The lawsuits allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders for the business combination between Chrysler and Daimler-Benz AG in 1998. The class action lawsuit also alleges that DaimlerChrysler made false and misleading statements in 1999 and 2000 regarding its prospects for the year 2000. The complaints seek relief ranging from substantial monetary damages to rescinding the business combination. DaimlerChrysler believes that these claims are without merit and is defending itself against them vigorously. Motions to dismiss all lawsuits are pending before the court.

    Various other claims and legal proceedings have been asserted or instituted against the Group, including product liability and other lawsuits, some of which purport to be class actions. In the event of adverse decisions in these proceedings, DaimlerChrysler could be required to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is

                               DAIMLERCHRYSLER AG
more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

29. COMMITMENTS AND CONTINGENCIES

    Contingent liabilities not recognized on the consolidated balance sheets are presented at their contractual values and include the following:

                                                                 AT DECEMBER 31,
                                                             -----------------------
                                                               2001           2000
(IN MILLIONS OF [EURO])                                      --------       --------
Guarantees.................................................   3,669          8,018
Notes payable..............................................      32             21
Contractual guarantees.....................................     408            354
Pledges of indebtedness of others..........................     430            455
                                                              -----          -----
                                                              4,539          8,848
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

    DaimlerChrysler periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. DaimlerChrysler establishes reserves for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized. The estimated future costs of these actions are based primarily on prior experience. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action, and the nature of the corrective action which may result in adjustments to the established reserves. It is reasonably possible that the ultimate cost of these service and recall actions may require DaimlerChrysler to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the ultimate cost of these service and recall actions could have a

                               DAIMLERCHRYSLER AG
material effect on DaimlerChrysler's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, DaimlerChrysler believes that any such adjustment should not materially affect its consolidated financial position.

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

    Total rentals under operating leases, charged as an expense in the statement of income (loss), amounted to [EURO]819 million (2000: [EURO]881 million; 1999:
[EURO]964 million). Future minimum lease payments under noncancellable rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2001 are as follows (in millions of [EURO]):

                                                        OPERATING LEASES
                                                        ----------------
2002..................................................         603
2003..................................................         457
2004..................................................         369
2005..................................................         307
2006..................................................         279
thereafter............................................         813

30. INFORMATION ABOUT FINANCIAL INSTRUMENTS AND DERIVATIVES

A) USE OF FINANCIAL INSTRUMENTS

    The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group also issues bonds, commercial paper and medium-term-notes in various currencies. As a consequence of issuing these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher.

    Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling.

    Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods.

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an estimation of the amounts that the Group could realize under current market conditions.

                               DAIMLERCHRYSLER AG

    The carrying amounts and fair values of the Group's financial instruments are as follows:

                                                        AT DECEMBER 31, 2001          AT DECEMBER 31, 2000
                                                       -----------------------       -----------------------
                                                       CARRYING         FAIR         CARRYING         FAIR
                                                        AMOUNT         VALUE          AMOUNT         VALUE
(IN MILLIONS OF [EURO])                                --------       --------       --------       --------
Financial instruments (other than derivative
  instruments):
  Assets:
    Financial assets............................         1,209          1,209          1,930          1,930
    Receivables from financial services.........        49,512         49,678         48,673         49,377
    Securities..................................         3,007          3,007          5,378          5,378
    Cash and cash equivalents...................        11,428         11,428          7,127          7,127
    Other.......................................            20             20              5              5
  Liabilities:
    Financial liabilities.......................        90,908         94,513         84,783         86,265

Derivative instruments:
  Assets:
    Currency contracts..........................           477            477            306            306
    Interest rate contracts.....................         1,011          1,011            556            556
    Equity contracts............................             4              4              3              3
  Liabilities:
    Currency contracts..........................           806            806          1,257          1,257
    Interest rate contracts.....................         1,434          1,434          1,004          1,004
    Equity contracts............................             4              4              1              1

    The carrying amounts of cash and other receivables approximate fair values due to the short-term maturities of these instruments.

    The methods and assumptions used to determine the fair values of other financial instruments are summarized below:

    FINANCIAL ASSETS AND SECURITIES -- The fair values of securities were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as these investments are not publicly traded and determination of fair values is impracticable.

    RECEIVABLES FROM FINANCIAL SERVICES -- The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2001 and 2000.

    The fair values of residual cash flows and other subordinated amounts arising from receivable sale transactions were estimated by discounting expected cash flows at current interest rates.

    FINANCIAL LIABILITIES -- The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term notes and bonds were estimated by discounting future cash flows using market interest rates. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

                               DAIMLERCHRYSLER AG

    INTEREST RATE CONTRACTS -- The fair values of existing instruments to hedge interest rate risks (e. g. interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

    CURRENCY CONTRACTS -- The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

    EQUITY CONTRACTS -- The fair values of existing instruments to hedge equity price risk (e. g. futures or options) were determined on the basis of quoted market prices or on estimates based on option pricing models.

C) CREDIT RISK

    The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Group's financial instruments represent, in general, international financial institutions. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. The Group believes the overall credit risk related to utilized derivatives is insignificant.

D) ACCOUNTING FOR AND REPORTING OF FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE INSTRUMENTS)

    The income or expense of the Group's financial instruments (other than derivative instruments), with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities, is recognized in financial income, net. Interest income on receivables from financial services and gains and losses from sales of receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their related captions.

E) ACCOUNTING FOR AND REPORTING OF DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    FOREIGN CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes-Benz Passenger
Cars & smart segment. The Mercedes-Benz Passenger Cars & smart segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros.

    In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee, which consists of two separate subgroups, one for the Group's vehicle businesses and one for MTU Aero Engines, is comprised of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk

                               DAIMLERCHRYSLER AG

Controlling. Corporate Treasury implements decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

    INTEREST RATE AND EQUITY PRICE RISK MANAGEMENT

    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services on the group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

    DaimlerChrysler does not enter into these types of derivative financial instruments for purposes other than risk management.

    The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

    The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to both DaimlerChrysler's outstanding or forecasted interest rate exposures as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

    DaimlerChrysler also holds investments in equity securities. These securities subject DaimlerChrysler to risks due to changes in quoted market prices. DaimlerChrysler uses derivative financial instruments including futures and options to manage the risks arising from changes in equity prices.

    The Group assesses equity price risk by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and manage the risks of the Group's investments.

    INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

    Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are principally recognized currently in revenues, as the principal transactions being hedged involve sales of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

    For the year ended December 31, 2001, net losses of [EURO]17 million (2000: net gains of [EURO]15 million) were recognized in revenues and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

                               DAIMLERCHRYSLER AG

    INFORMATION WITH RESPECT TO CASH FLOW HEDGES

    Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings, as a component of the value of the forecasted transaction, in the same period as the forecasted transaction affects earnings. Changes in the fair value of interest rate swaps designated as hedging instruments of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings.

    For the year ended December 31, 2001, net losses of [EURO]12 million (2000: net losses of [EURO]3 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in revenues and financial income, net.

    Also included in earnings are gains of [EURO]1 million for the year ended December 31, 2001 (2000: gains of [EURO]2 million), reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur.

    It is anticipated that [EURO]101 million of net losses included in accumulated other comprehensive income at December 31, 2001, will be reclassified into earnings during the next year.

    As of December 31, 2001, DaimlerChrysler held derivative financial instruments with a maximum maturity of 44 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

    INFORMATION WITH RESPECT TO HEDGES OF THE NET INVESTMENT IN A FOREIGN
     OPERATION

    In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2001, net gains of [EURO]53 million (2000: net gains of [EURO]104 million) hedging the Group's net investments in certain foreign operations were included in the cumulative translation adjustment.

F) ACCOUNTING FOR AND REPORTING OF FINANCIAL INSTRUMENTS (PRIOR TO ADOPTION OF SFAS 133)

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

                               DAIMLERCHRYSLER AG

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

31. RETAINED INTERESTS IN SOLD RECEIVABLES AND SALES OF FINANCE RECEIVABLES

    The fair value of retained interests in sold receivables was as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------
Fair value of estimated residual cash flows, net of
  prepayments, from sold receivables, before expected future
  net credit losses.........................................   5,311      4,319
Expected future net credit losses on sold receivables.......    (787)      (389)
                                                               -----      -----
Fair value of net residual cash flows from sold
  receivables...............................................   4,524      3,930
                                                               -----      -----
Restricted cash accounts....................................       2        202
Retained subordinated securities............................     956        684
                                                               -----      -----
Retained interests in sold receivables, at fair value.......   5,482      4,816
                                                               =====      =====

    At December 31, 2001, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

                                                                    IMPACT ON FAIR VALUE
                                                                      BASED ON ADVERSE
                                                                    ---------------------
                                                       ASSUMPTION      10%         20%
                                                       PERCENTAGE    CHANGE      CHANGE
(IN MILLIONS OF [EURO])                                ----------   ---------   ---------
Prepayment speed, monthly............................      1.5%         (8)        (14)
Estimated net credit losses as a percentage of
  receivables sold...................................      1.3%        (66)       (132)
Residual cash flow discount rate, annualized.........     12.0%        (65)       (127)

    These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

                               DAIMLERCHRYSLER AG

    Actual and projected credit losses for receivables securitized were as follows:

                                                              RECEIVABLES SECURITIZED IN
                                                       -----------------------------------------
ACTUAL AND PROJECTED CREDIT LOSSES PERCENTAGES AS OF:    1998       1999       2000       2001
-----------------------------------------------------  --------   --------   --------   --------
December 31, 2001...................................      2.8%       2.2%       1.7%       2.4%
December 31, 2000...................................      2.1%       1.1%       1.2%
December 31, 1999...................................      1.6%       1.0%

    Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2001.

    Certain cash flows received and paid to securitization trusts were as follows:

                                                             2001      2000
(IN MILLIONS OF [EURO])                                     -------   -------
Proceeds from new securitizations.........................   18,219    15,883
Proceeds from collections reinvested in previous wholesale
  securitizations.........................................   56,040    46,285
Amounts reinvested in previous wholesale
  securitizations.........................................  (56,040)  (46,122)
Servicing fees received...................................      353       283
Receipt of cash flows on retained interest in securitized
  receivables.............................................      580       435

    The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those financial services businesses that sell receivables, as of and for the years ended December 31, 2001 and 2000, respectively, were as follows:

                                                                                      NET CREDIT
                                       OUTSTANDING           DELINQUENCIES          LOSSES FOR THE
                                       BALANCE AT             > 60 DAYS AT            YEAR ENDED
                                   -------------------   ----------------------   -------------------
                                     2001       2000       2001          2000       2001       2000
(IN MILLIONS OF [EURO])            --------   --------   --------      --------   --------   --------
Retail receivables...............   58,224     46,377       584           232        691        576
Wholesale receivables............   17,448     17,747        24            19         18          2
                                   -------    -------      ----          ----       ----       ----
Total receivables managed........   75,672     64,124       608           251        709        578
                                   -------    -------      ----          ----       ----       ----
Less: receivables sold...........  (42,763)   (37,904)     (182)         (117)      (310)      (251)
                                   -------    -------      ----          ----       ----       ----
Receivables held in portfolio....   32,909     26,220       426           134        399        327
                                   =======    =======      ====          ====       ====       ====

    During the year ended December 31, 2001, DaimlerChrysler sold [EURO]19,290 million (2000: [EURO]17,122 million) and [EURO]57,372 million (2000: [EURO]38,778 million) retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of [EURO]414 million (2000: [EURO]181 million) and [EURO]182 million (2000: [EURO]156 million) on sales of retail and wholesale receivables, respectively.

                               DAIMLERCHRYSLER AG

    Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables, were as follows (weighted average rates for securitizations completed during the year) at December 31, 2001 and 2000:

                                                    RETAIL               WHOLESALE
                                              -------------------   -------------------
                                                2001       2000       2001       2000
                                              --------   --------   --------   --------
Prepayment speed assumption (monthly).......  1.0-1.5%   1.0-1.5%          *          *
Estimated remaining lifetime net credit
  losses (an average percentage of sold
  receivables)..............................      2.4%       1.2%       0.0%       0.0%
Residual cash flows discount rate (annual
  rate).....................................     12.0%      12.0%      10.0%      10.0%

------------------------

* For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

32. SEGMENT REPORTING

    In 2001, DaimlerChrysler reorganized some of its business segments resulting in changes in the composition of its reportable segments. Following the exchange in July 2000 of the Group's controlling interest in DaimlerChrysler Aerospace for a non-controlling equity method interest in EADS, DaimlerChrysler transferred the remaining businesses of the former Aerospace segment and the investment in EADS to the Other Activities segment. In January 2001, DaimlerChrysler combined the operations of MTU/Diesel Engines, which was previously part of the Other Activities segment, with the Mercedes-Benz powertrain business in a new Powersystems business unit within Commercial Vehicles segment. DaimlerChrysler has reclassified prior period amounts to conform its segment presentation to the new structure. Information with respect to the Group's industry segments follows:

    MERCEDES-BENZ PASSENGER CARS & SMART. This segment includes activities related mainly to the development, manufacture and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz and smart as well as related parts and accessories.

    CHRYSLER GROUP. This segment includes the research, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Jeep-Registered Trademark- and Dodge and related automotive parts and accessories.

    COMMERCIAL VEHICLES. This segment is involved in the development, manufacture and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz and Freightliner.

    SERVICES. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading and information technology. In October 2000, the information technology activities were contributed into a joint venture. The Group's 49.9% interest in T-Systems ITS is included at equity subsequent to that date. For the exercise in January 2002 of DaimlerChrysler's option to sell its interest, see Note 34.

    OTHER ACTIVITIES. Represents principally the industrial businesses including MTU Aero Engines and the Group's equity method investments in MMC, EADS and Automotive Electronics. Other Activities also contains corporate research, real estate activities and holding and financing companies.

    The Group's management reporting and controlling systems are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP). The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income (loss) before financial income included in the consolidated statement of income (loss), modified to exclude pension and

                               DAIMLERCHRYSLER AG
postretirement benefit expenses other than service costs, to include pretax operating income (loss) from affiliated and associated companies, to include financial income (loss) from related companies, and to include or exclude certain miscellaneous items.

    Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices.

    Revenues are allocated to countries based on the location of the customer; long-term assets are allocated according to the location of the respective units.

    Capital expenditures represent the purchase of property, plant and equipment.

    Segment information as of and for the years ended December 31, 2001, 2000 and 1999 follows:

                                        MERCEDES
                                          BENZ
                                        PASSENGER
                                         CARS &     CHRYSLER   COMMERCIAL                 OTHER
                                          SMART      GROUP      VEHICLES     SERVICES   ACTIVITIES   ELIMINATIONS   CONSOLIDATED
(IN MILLIONS OF [EURO])                 ---------   --------   -----------   --------   ----------   ------------   ------------
2001
Revenues..............................   44,002      62,676      27,084       14,975       4,136            --        152,873
Intersegment sales....................    3,703         807       1,488        1,876         371        (8,245)            --
                                         ------      ------      ------      -------      ------       -------        -------
Total revenues........................   47,705      63,483      28,572       16,851       4,507        (8,245)       152,873

Operating Profit (Loss)...............    2,951      (5,281)       (514)         612       1,181          (267)        (1,318)

Identifiable segment assets...........   20,558      63,325      16,232      100,570      31,200       (24,475)       207,410

Capital expenditures..................    2,061       5,083       1,484          112         168           (12)         8,896
Depreciation and amortization.........    1,853       5,364         922        7,071         197          (217)        15,190

2000
Revenues..............................   40,822      67,405      28,521       15,322      10,314            --        162,384
Intersegment sales....................    2,878         967       1,283        2,204         301        (7,633)            --
                                         ------      ------      ------      -------      ------       -------        -------
Total revenues........................   43,700      68,372      29,804       17,526      10,615        (7,633)       162,384

Operating Profit (Loss)...............    2,145         501       1,212        2,457       3,590          (153)         9,752

Identifiable segment assets...........   19,355      53,660      15,879       94,369      34,298       (18,287)       199,274

Capital expenditures..................    2,096       6,339       1,128          282         547            --         10,392
Depreciation and amortization.........    2,038       3,878         847        6,603         425          (204)        13,587

1999
Revenues..............................   35,592      63,666      26,328       10,662      13,737            --        149,985
Intersegment sales....................    2,508         419       1,281        2,270         347        (6,825)            --
                                         ------      ------      ------      -------      ------       -------        -------
Total revenues........................   38,100      64,085      27,609       12,932      14,084        (6,825)       149,985

Operating Profit (Loss)...............    2,703       5,051       1,157        2,039         241          (179)        11,012

Identifiable segment assets...........   17,611      49,825      12,498       77,266      37,955       (20,488)       174,667

Capital expenditures..................    2,228       5,224         809          324         886            (1)         9,470
Depreciation and amortization.........    1,580       3,346         715        3,348         527          (187)         9,329

                               DAIMLERCHRYSLER AG

    Capital expenditures for equipment on operating leases for 2001, 2000 and 1999 for the Services segment amounted to [EURO]14,334 million, [EURO]15,551 million and [EURO]16,401 million, respectively.

    The Operating Profit of the Mercedes-Benz Passenger Cars & smart segment for the year ended December 31, 2000, includes [EURO]470 million of non-cash charges related to the adoption of the European Union's directive regarding end-of-life vehicles and related to fixed cost reimbursement agreements with MCC smart suppliers.

    For the year ended December 31, 2001, Operating Loss of the Chrysler Group segment includes [EURO]1,715 million of non-cash turnaround plan charges, other than depreciation and amortization.

    The Operating Loss of the Commercial Vehicles segment for the year ended December 31, 2001, includes [EURO]353 million of non-cash turnaround plan and other charges, other than depreciation and amortization.

    For the years ended December 31, 2001 and 2000, Operating Profit of the Services segment includes [EURO]41 million and [EURO]1 million, respectively, from the equity investment in T-Systems ITS, representing the Group's percentage share of the Operating Profit of T-Systems ITS. In addition, Operating Profit of the Services segment for the year ended December 31, 2000, includes a [EURO]2,315 million gain on the transaction involving T-Systems ITS (see
Note 11). For the year ended December 31, 1999, Operating Profit of the Services segment includes pretax gains on the sales of shares in debitel of [EURO]1,140 million (see Note 11). At December 31, 2001 and 2000, the identifiable assets of the Services segment includes [EURO]2,193 million and [EURO]2,152 million, respectively, of the investment in T-Systems ITS.

    For the year ended December 31, 2001, Operating Profit of the Other Activities segment includes [EURO]694 million from EADS and MMC, the significant companies accounted for using the equity method, including a [EURO]876 million gain from the formation of Airbus SAS. For the year ended December 31, 2000, Operating Profit of the Other Activities segment includes [EURO]3,259 million from EADS and MMC, including a [EURO]3,303 million gain in connection with the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares in EADS (see Note 11). At December 31, 2001 and 2000, the identifiable assets of the Other Activities segment includes [EURO]5,393 million and [EURO]5,143 million, respectively, of investments in these equity method investees.

    A reconciliation to Operating Profit (Loss) follows:

                                                                2001       2000       1999
(IN MILLIONS OF [EURO])                                       --------   --------   --------
Income (loss) before financial income.......................   (1,637)    4,320       9,324
  Pension and postretirement benefit expenses other than
    service costs...........................................     (450)     (228)        379
  Operating income (loss) from affiliated, associated and
    related companies.......................................      516       (35)         17
  Gains on disposals of businesses..........................      292     5,832       1,140
  Miscellaneous.............................................      (39)     (137)        152
                                                               ------     -----      ------
Consolidated Operating Profit (Loss)........................   (1,318)    9,752      11,012
                                                               ======     =====      ======

    Revenues from external customers presented by geographic region are as follows:

                                                            OTHER
                                    EUROPEAN    UNITED    AMERICAN                 OTHER     CONSOLI-
                         GERMANY     UNION*     STATES    COUNTRIES     ASIA     COUNTRIES    DATED
(IN MILLIONS OF [EURO])  --------   --------   --------   ---------   --------   ---------   --------
2001...................   23,157     22,483     81,132     13,585      6,208       6,308     152,873
2000...................   25,988     24,360     84,503     14,762      5,892       6,879     162,384
1999...................   28,393     21,567     78,104     11,727      4,796       5,398     149,985

------------------------
* Excluding Germany.

                               DAIMLERCHRYSLER AG

    Germany accounts for [EURO]20,584 million of long-term assets (2000:
[EURO]17,450 million; 1999: [EURO]14,711 million), the United States for [EURO]58,850 million (2000: [EURO]51,996 million; 1999: [EURO]43,036 million)
and other countries for [EURO]12,971 million (2000: [EURO]19,633 million; 1999:
[EURO]12,701 million).

33. EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share for "Income
(loss) before extraordinary items and cumulative effects of changes in accounting principles" is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
(IN MILLIONS OF [EURO] OR MILLIONS OF SHARES,              2001          2000          1999
EXCEPT EARNINGS (LOSS) PER SHARE)                        --------      --------      --------
Income (loss) before extraordinary items and cumulative
  effects of changes in accounting principles --
  basic................................................     (662)        2,465         5,106
                                                         =======       =======       =======
  Interest expense on convertible bonds and notes (net
   of tax).............................................       --            18            18
                                                         -------       -------       -------
Income (loss) before extraordinary items and cumulative
  effects of changes in accounting principles --
  diluted..............................................     (662)        2,483         5,124
                                                         =======       =======       =======

Weighted average number of shares outstanding --
  basic................................................  1,003.2       1,003.2       1,002.9
                                                         =======       =======       =======
  Dilutive effect of convertible bonds and notes.......       --          10.7          10.7
                                                         -------       -------       -------

Weighted average number of shares outstanding --
  diluted..............................................  1,003.2       1,013.9       1,013.6
                                                         =======       =======       =======
EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
  PRINCIPLES
  Basic................................................    (0.66)         2.46          5.09
                                                         =======       =======       =======
  Diluted..............................................    (0.66)         2.45          5.06
                                                         =======       =======       =======

    Because the Group reported a loss before extraordinary items and cumulative effects of changes in accounting principles for the year ended December 31, 2001, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the company reported income before extraordinary items and cumulative effects of changes in accounting principles for the year ended December 31, 2001, the weighted average number of shares outstanding would have potentially been diluted by 10.7 million shares resulting from the conversion of bonds and notes.

    Stock options issued in 2001 and 2000 were not included in the computation of diluted earnings per share for the years ended December 31, 2001 and 2000, because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares on December 31, 2001 and 2000, respectively.

    Income tax charges of [EURO]263 million and [EURO]812 million relating to changes in German tax laws were included in the consolidated statement of income
(loss) for the years ended December 31, 2000 and 1999, respectively, and resulted in a reduction of basic and diluted earnings per share of [EURO]0.26 and [EURO]0.26 in 2000 and [EURO]0.81 and [EURO]0.80 in 1999, respectively (see
Note 9).

34. SUBSEQUENT EVENTS

    In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS for proceeds of [EURO]4.7 billion. The sale is expected to close in March 2002 with the termination of the joint venture.

                               DAIMLERCHRYSLER AG

    Following a decision of DaimlerChrysler's Board of Management in 2001, DaimlerChrysler and GE Capital reached an agreement in January 2002 for GE Capital to purchase a portion of the DaimlerChrysler's Capital Services portfolio in the United States. DaimlerChrysler will receive approximately [EURO]1.3 billion for the sale. The transaction is expected to be completed in the first quarter of 2002.

35. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets include the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income, net includes the income or loss related to such investments.

                               DAIMLERCHRYSLER AG

                                                            DAIMLERCHRYSLER        OTHER
               2001                  DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
      (IN MILLIONS OF [EURO])         (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------------  ------------------   -------------------   ------------   -------------   ------------------
ASSETS
    Intangible assets..............            84                    --              2,779             --              2,863
    Property, plant and equipment,
      net..........................         5,524                    --             35,641             --             41,165
    Investments and long-term
      financial assets.............        38,386                68,287             15,499       (109,797)            12,375
    Equipment on operating leases,
      net..........................         3,234                    --             32,836            (68)            36,002
                                          -------               -------           --------       --------           --------
  FIXED ASSETS.....................        47,228                68,287             86,755       (109,865)            92,405
                                          -------               -------           --------       --------           --------
    Inventories....................         5,428                    --             11,953           (627)            16,754
    Trade, finance and other
      receivables..................        11,832                 3,250             75,866        (18,818)            72,130
    Securities.....................           370                    --              2,707             --              3,077
    Cash and cash equivalents......         2,410                 5,393              3,625             --             11,428
                                          -------               -------           --------       --------           --------
  NON-FIXED ASSETS.................        20,040                 8,643             94,151        (19,445)           103,389
                                          -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
    EXPENSES.......................         1,979                    --             15,093         (5,456)            11,616
                                          -------               -------           --------       --------           --------
  TOTAL ASSETS.....................        69,247                76,930            195,999       (134,766)           207,410
                                          =======               =======           ========       ========           ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY.............        39,004                18,556             84,874       (103,430)            39,004
                                          -------               -------           --------       --------           --------
  MINORITY INTERESTS...............            --                    --                417             --                417
                                          -------               -------           --------       --------           --------
  ACCRUED LIABILITIES..............         8,067                 1,603             32,306           (406)            41,570
                                          -------               -------           --------       --------           --------
    Financial liabilities..........        14,600                54,417             43,351        (21,460)            90,908
    Trade liabilities..............         3,138                    --             11,019             --             14,157
    Other liabilities..............         1,969                 2,289              9,930         (3,926)            10,262
                                          -------               -------           --------       --------           --------
  LIABILITIES......................        19,707                56,706             64,300        (25,386)           115,327
                                          -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
    INCOME.........................         2,469                    65             14,102         (5,544)            11,092
                                          -------               -------           --------       --------           --------
  TOTAL LIABILITIES................        30,243                58,374            111,125        (31,336)           168,406
                                          -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY...........        69,247                76,930            195,999       (134,766)           207,410
                                          =======               =======           ========       ========           ========

  Revenues.........................        54,638                    --            136,076        (37,841)           152,873
  Cost of sales....................       (42,464)                   --           (123,492)        37,562           (128,394)
                                          -------               -------           --------       --------           --------
GROSS MARGIN.......................        12,174                    --             12,584           (279)            24,479
  Selling, administrative and other
    expenses.......................        (6,454)                  (25)           (12,603)           751            (18,331)
  Research and development.........        (2,821)                   --             (3,207)            95             (5,933)
  Other income.....................           393                    --              1,406           (587)             1,212
  Turnaround plan
    expenses--Chrysler Group.......            --                    --             (3,064)            --             (3,064)
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME...........................         3,292                   (25)            (4,884)           (20)            (1,637)
  Financial income (expense),
  net..............................        (3,146)               (5,190)             3,095          5,395                154
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES............................           146                (5,215)            (1,789)         5,375             (1,483)
  Income taxes.....................          (808)                1,073              1,227           (715)               777
  Minority interests...............            --                    --                 44             --                 44
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEMS AND CUMULATIVE EFFECTS OF
  CHANGES IN ACCOUNTING
  PRINCIPLES.......................          (662)               (4,142)              (518)         4,660               (662)
                                          -------               -------           --------       --------           --------
  NET INCOME.......................          (662)               (4,142)              (518)         4,660               (662)
                                          =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

                                                            DAIMLERCHRYSLER        OTHER
               2001                  DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
      (IN MILLIONS OF [EURO])         (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------------  ------------------   -------------------   ------------   -------------   ------------------
  CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES...........         3,892                (1,097)            11,138          2,011             15,944
                                          -------               -------           --------       --------           --------
    Increase in equipment on
      operating leases.............        (2,496)                   --            (15,470)            15            (17,951)
    Purchases of property, plant,
      equipment and other fixed
      assets.......................        (1,987)                   --             (7,619)            55             (9,551)
    Proceeds from disposals of
      equipment on operating
      leases.......................         1,986                    --              9,056             --             11,042
    Proceeds from disposals of
      fixed assets.................           322                    --                776            (55)             1,043
    Payments for investments in
      businesses...................        (1,473)                   --               (141)           793               (821)
    Proceeds from disposals of
      businesses...................           881                    --              1,592           (793)             1,680
    (Increase) decrease in
      receivables from financial
      services, net................             3                    --             (1,048)            95               (950)
    Disposition of securities
      (other than trading), net....            88                     2              1,989             --              2,079
    Other..........................          (154)               (1,292)            (5,862)         7,450                142
                                          -------               -------           --------       --------           --------
  CASH USED FOR INVESTING
  ACTIVITIES.......................        (2,830)               (1,290)           (16,727)         7,560            (13,287)
                                          -------               -------           --------       --------           --------
    Change in financial
      liabilities..................         2,198                 5,649              5,968        (10,058)             3,757
    Dividends paid.................        (2,358)                   --             (1,967)         1,958             (2,367)
    Other..........................            --                    --              1,480         (1,471)                 9
                                          -------               -------           --------       --------           --------
  CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES...........          (160)                5,649              5,481         (9,571)             1,399
                                          -------               -------           --------       --------           --------
  Effect of foreign exchange rate
    changes on cash................            --                   163                 96             --                259
                                          -------               -------           --------       --------           --------
  NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS...........           902                 3,425                (12)            --              4,315
                                          -------               -------           --------       --------           --------
  CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD.........         1,508                 1,968              3,606             --              7,082
                                          -------               -------           --------       --------           --------
    AT END OF PERIOD...............         2,410                 5,393              3,594             --             11,397
                                          =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

                                                            DAIMLERCHRYSLER        OTHER
               2000                  DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
      (IN MILLIONS OF [EURO])         (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------------  ------------------   -------------------   ------------   -------------   ------------------
ASSETS
    Intangible assets..............            47                    --              3,066             --              3,113
    Property, plant and equipment,
     net...........................         5,504                    --             34,641             --             40,145
    Investments and long-term
     financial assets..............        41,734                66,688              9,205       (105,520)            12,107
    Equipment on operating leases,
     net...........................         2,832                    --             30,939            (57)            33,714
                                          -------               -------           --------       --------           --------
  FIXED ASSETS.....................        50,117                66,688             77,851       (105,577)            89,079
                                          -------               -------           --------       --------           --------
    Inventories....................         4,859                    --             12,052           (628)            16,283
    Trade, finance and other
     receivables...................        10,059                   958             72,199        (12,152)            71,064
    Securities.....................         2,014                     2              3,362             --              5,378
    Cash and cash equivalents......         1,508                 1,968              3,651             --              7,127
                                          -------               -------           --------       --------           --------
  NON-FIXED ASSETS.................        18,440                 2,928             91,264        (12,780)            99,852
                                          -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
   EXPENSES........................         2,367                    13             12,355         (4,392)            10,343
                                          -------               -------           --------       --------           --------
  TOTAL ASSETS.....................        70,924                69,629            181,470       (122,749)           199,274
                                          =======               =======           ========       ========           ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY.............        42,409                21,838             82,886       (104,724)            42,409
                                          -------               -------           --------       --------           --------
  MINORITY INTERESTS...............            --                    --                519             --                519
                                          -------               -------           --------       --------           --------
  ACCRUED LIABILITIES..............         7,368                   654             28,663           (244)            36,441
                                          -------               -------           --------       --------           --------
    Financial liabilities..........        12,402                46,534             36,874        (11,027)            84,783
    Trade liabilities..............         4,160                    --             11,097             --             15,257
    Other liabilities..............         1,570                   603              9,441         (1,993)             9,621
                                          -------               -------           --------       --------           --------
  LIABILITIES......................        18,132                47,137             57,412        (13,020)           109,661
                                          -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
   INCOME..........................         3,015                    --             11,990         (4,761)            10,244
                                          -------               -------           --------       --------           --------
  TOTAL LIABILITIES................        28,515                47,791             98,584        (18,025)           156,865
                                          -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY............        70,924                69,629            181,470       (122,749)           199,274
                                          =======               =======           ========       ========           ========

  Revenues.........................        50,946                    --            147,457        (36,019)           162,384
  Cost of sales....................       (39,759)                   --           (130,010)        35,399           (134,370)
                                          -------               -------           --------       --------           --------
GROSS MARGIN.......................        11,187                    --             17,447           (620)            28,014
  Selling, administrative and other
   expenses........................        (6,197)                  (12)           (12,794)           700            (18,303)
  Research and development.........        (2,728)                   --             (3,753)           144             (6,337)
  Other income.....................           404                    --                997           (455)               946
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME...........................         2,666                   (12)             1,897           (231)             4,320
  Financial income (expense),
   net.............................         6,348                  (153)             2,950         (8,989)               156
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES............................         9,014                  (165)             4,847         (9,220)             4,476
  Income taxes.....................        (1,141)                1,048             (2,000)            94             (1,999)
  Minority interests...............            --                    --                (12)            --                (12)
                                          -------               -------           --------       --------           --------
INCOME BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF CHANGES
  IN ACCOUNTING PRINCIPLES.........         7,873                   883              2,835         (9,126)             2,465
  Extraordinary items..............            14                    --              5,502             --              5,516
  Cumulative effects of changes in
   accounting principles...........             7                    (6)               (88)            --                (87)
                                          -------               -------           --------       --------           --------
NET INCOME.........................         7,894                   877              8,249         (9,126)             7,894
                                          =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

                                                            DAIMLERCHRYSLER        OTHER
               2000                  DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
      (IN MILLIONS OF [EURO])         (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------------  ------------------   -------------------   ------------   -------------   ------------------
CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES.............         7,370                (1,725)            12,726         (2,354)            16,017
                                          -------               -------           --------       --------           --------
  Increase in equipment on
   operating leases................        (2,120)                   --            (17,032)            35            (19,117)
  Purchases of other fixed
   assets..........................        (2,267)                   --             (8,605)            --            (10,872)
  Proceeds from disposals of
   equipment on operating leases...         1,455                    --              6,830             --              8,285
  Proceeds from disposals of other
   fixed assets....................           252                    --                610             --                862
  Payments for investments in
   businesses......................        (3,113)                   (3)            (1,854)            87             (4,883)
  Proceeds from disposals of
   businesses......................            46                    12                340            (87)               311
  Increase in receivables from
   financial services, net.........          (142)                   --             (8,447)             7             (8,582)
  Dispositions of securities (other
   than trading), net..............           519                   420              1,499             --              2,438
  Other............................          (336)              (11,367)            (1,633)        12,185             (1,151)
                                          -------               -------           --------       --------           --------
CASH USED FOR INVESTING
  ACTIVITIES.......................        (5,706)              (10,938)           (28,292)        12,227            (32,709)
                                          -------               -------           --------       --------           --------
  Change in financial
   liabilities.....................           812                14,688              1,568           (201)            16,867
  Dividends paid...................        (2,358)                 (390)            (2,968)         3,337             (2,379)
  Other............................            24                    --             13,009        (13,009)                24
                                          -------               -------           --------       --------           --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES.............        (1,522)               14,298             11,609         (9,873)            14,512
                                          -------               -------           --------       --------           --------
Effect of foreign exchange rate
  changes on cash..................            --                    13                488             --                501
                                          -------               -------           --------       --------           --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS.................           142                 1,648             (3,469)            --             (1,679)
                                          -------               -------           --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD...........         1,366                   320              7,075             --              8,761
                                          -------               -------           --------       --------           --------
  AT END OF PERIOD.................         1,508                 1,968              3,606             --              7,082
                                          =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

                                                             DAIMLERCHRYSLER
                                                              NORTH AMERICA       OTHER
                1999                   DAIMLERCHRYSLER AG        HOLDING       SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
       (IN MILLIONS OF [EURO])          (PARENT COMPANY)       CORPORATION      (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-------------------------------------  -------------------   ---------------   ------------   -------------   -------------------
  Revenues...........................         43,052                  --          135,124        (28,191)           149,985
  Cost of sales......................        (34,525)                 --         (113,274)        28,111           (119,688)
                                             -------             -------         --------       --------           --------
GROSS MARGIN.........................          8,527                  --           21,850            (80)            30,297
  Selling, administrative and other
    expenses.........................         (5,787)                (13)         (11,008)           745            (16,063)
  Research and development...........         (2,563)                 --           (3,318)           144             (5,737)
  Other income.......................            657                  --              625           (455)               827
                                             -------             -------         --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME.............................            834                 (13)           8,149            354              9,324
  Financial income, net..............          5,895               3,872              703        (10,137)               333
                                             -------             -------         --------       --------           --------
INCOME BEFORE INCOME TAXES...........          6,729               3,859            8,852         (9,783)             9,657
  Income taxes.......................           (983)                328           (3,600)          (278)            (4,533)
  Minority interests.................             --                  --              (18)            --                (18)
                                             -------             -------         --------       --------           --------
INCOME BEFORE EXTRAORDINARY ITEMS AND
  CUMULATIVE EFFECTS OF CHANGES IN
  ACCOUNTING PRINCIPLES..............          5,746               4,187            5,234        (10,061)             5,106
  Extraordinary items................             --                  --              640             --                640
  Cumulative effects of changes in
    accounting principles............             --                  --               --             --                 --
                                             -------             -------         --------       --------           --------
NET INCOME...........................          5,746               4,187            5,874        (10,061)             5,746
                                             =======             =======         ========       ========           ========

CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES.........................          5,327                (152)          19,474         (6,626)            18,023
                                             -------             -------         --------       --------           --------
  Increase in equipment on operating
    leases...........................         (2,219)                 --          (17,158)            41            (19,336)
  Purchases of other fixed assets....         (1,901)                 --           (8,214)            --            (10,115)
  Proceeds from disposals of
    equipment on operating leases....          1,110                  --            5,492            (27)             6,575
  Proceeds from disposals of other
    fixed assets.....................            178                  --              329             --                507
  Payments for investments in
    businesses.......................           (548)                 --             (800)            59             (1,289)
  Proceeds from disposals of
    businesses.......................            398                  --              997            (59)             1,336
  Increase in receivables from
    financial services, net..........             20                  --           (8,396)             7             (8,369)
  Dispositions (acquisitions) of
    securities (other than trading),
    net..............................           (834)                (67)             225             --               (676)
  Other..............................          1,097             (17,811)          (2,885)        18,856               (743)
                                             -------             -------         --------       --------           --------
CASH USED FOR INVESTING ACTIVITIES...         (2,699)            (17,878)         (30,410)        18,877            (32,110)
                                             -------             -------         --------       --------           --------
  Change in financial liabilities....            239              18,350           (3,464)         2,937             18,062
  Dividends paid.....................         (2,356)                (94)          (4,185)         4,257             (2,378)
  Other..............................             63                  --           19,460        (19,445)                78
                                             -------             -------         --------       --------           --------
CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES.........................         (2,054)             18,256           11,811        (12,251)            15,762
                                             -------             -------         --------       --------           --------
Effect of foreign exchange rate
  changes on cash....................             --                  25              780             --                805
                                             -------             -------         --------       --------           --------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS........................            574                 251            1,655             --              2,480
                                             -------             -------         --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD.............            792                  69            5,420             --              6,281
                                             -------             -------         --------       --------           --------
  AT END OF PERIOD...................          1,366                 320            7,075             --              8,761
                                             =======             =======         ========       ========           ========

                               DAIMLERCHRYSLER AG

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                        BALANCE AT   CHARGED TO                 BALANCE
                                                        BEGINNING    COSTS AND      AMOUNTS      AT END
                                                         OF 2001      EXPENSES    WRITTEN OFF   OF 2001
(IN MILLIONS OF [EURO])                                 ----------   ----------   -----------   --------
Receivables from financial services...................       890        1,495         (783)      1,602
Trade receivables.....................................       711          (16)         (49)        646
Other receivables.....................................       957          132         (363)        726
                                                           -----        -----       ------       -----
                                                           2,558        1,611       (1,195)      2,974
                                                           =====        =====       ======       =====

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