Form 20-F/A
period 2001-12-31
DAIMLERCHRYSLER AG
filed 2002-06-28
CIK 1067318

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 20-F/A
                               (AMENDMENT NO. 1)

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

    American Depositary Notes representing 5 3/4% Subordinated    New York Stock Exchange
      Mandatory Convertible Notes Due June 14, 2002(*)
    * These notes matured on June 14, 2002

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

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    The registrant hereby amends its Annual Report on Form 20-F filed
February 20, 2002 to provide the following condensed consolidated financial information of the European Aeronautic Defence and Space Company EADS N.V. and subsidiaries ("EADS") for the year ended December 31, 2001:

    - Condensed consolidated income statement information;

    - Condensed consolidated balance sheet information; and

    - Condensed consolidated cash flow information.

    As stated in Item 18 of DaimlerChrysler's 2001 Annual Report on Form 20-F, DaimlerChrysler expected to file an amendment to its Form 20-F by June 30, 2002 in order to provide separate consolidated financial statements of EADS pursuant to Rule 3-09 of Regulation S-X. However, DaimlerChrysler was subsequently informed by management of EADS that it would not make certain revisions to its 2001 consolidated financial statements, which have already been publicly disseminated, in order for the consolidated financial statements to satisfy the requirements established by the U.S. Securities and Exchange Commission, or the SEC. Consequently, following discussions with the staff of the SEC, DaimlerChrysler is providing the aforementioned condensed consolidated financial information about EADS, prepared using generally accepted accounting principles in the United States of America, in a revised Note 3 to the DaimlerChrysler 2001 Consolidated Financial Statements.

    This amendment is being filed for the purpose of updating "Item 18. Financial Statements," Exhibits 10.1 and 10.2 and changing the page reference under the heading "Consolidated Financial Statements" in "Item 8. Financial Information" from "F-1 through F-64" to "F-1 through F-66."

ITEM 18. FINANCIAL STATEMENTS.

    Consolidated financial statements and schedule -- see pages F-i, F-1 through F-66 and page S-1.

    Separate financial statements for Mitsubishi Motors Corporation will be filed as an amendment to the Form 20-F pursuant to Rule 3-09 of Regulation S-X. DaimlerChrysler expects to file the separate financial statements of Mitsubishi Motors Corporation no later than September 30, 2002. This amendment will be available through the Securities and Exchange Commission's web site at WWW.SEC.GOV or DaimlerChrysler's web site at WWW.DAIMLERCHRYSLER.COM shortly after its filing with the SEC. Summarized financial information for Mitsubishi Motors Corporation is set forth in Note 3 to the Consolidated Financial Statements.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2001 Annual Report on its behalf.

Date: June 28, 2002

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

                                          KPMG Deutsche Treuhand-Gesellschaft AG

Stuttgart, Germany
February 8, 2002, except for Note 3,
    which is as of June 28, 2002.

                               DAIMLERCHRYSLER AG
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                           CONSOLIDATED
                                                                  ---------------------------------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------------
                                                                    2001
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  NOTE     (NOTE 1)         2001              2000              1999
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  32      $ 136,072     [EURO]152,873     [EURO]162,384     [EURO]149,985
---------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                              5       (114,283)         (128,394)         (134,370)         (119,688)
---------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                         21,789            24,479            28,014            30,297
---------------------------------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses                 5        (16,317)          (18,331)          (18,303)          (16,063)
---------------------------------------------------------------------------------------------------------------------------------
Research and development                                             (5,281)           (5,933)           (6,337)           (5,737)
---------------------------------------------------------------------------------------------------------------------------------
Other income                                               6          1,079             1,212               946               827
---------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses -- Chrysler Group                 7         (2,727)           (3,064)               --                --
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                                (1,457)           (1,637)            4,320             9,324
---------------------------------------------------------------------------------------------------------------------------------
Financial income (expense), net (therein gain on
  issuance of associated company stock of [EURO]747
  in 2001)                                                 8            137               154               156               333
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                    (1,320)           (1,483)            4,476             9,657
---------------------------------------------------------------------------------------------------------------------------------
  Effects of changes in German tax law                                   --                --              (263)             (812)
---------------------------------------------------------------------------------------------------------------------------------
  Income taxes                                                          692               777            (1,736)           (3,721)
---------------------------------------------------------------------------------------------------------------------------------
Total income taxes                                         9            692               777            (1,999)           (4,533)
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                       39                44               (12)              (18)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS AND
  CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
  PRINCIPLES                                                           (589)             (662)            2,465             5,106
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary items:                                      11
---------------------------------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses, net of taxes
    (therein gain
    on issuance of subsidiary and associated company
    stock
    of [EURO]2,418 in 2000)                                              --                --             5,516               659
---------------------------------------------------------------------------------------------------------------------------------
  Losses on early extinguishment of debt, net of
  taxes                                                                  --                --                --               (19)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative effects of changes in accounting
  principles: transition adjustments resulting from
  adoption of SFAS 133 and EITF 99-20, net of taxes       10             --                --               (87)               --
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      (589)             (662)            7,894             5,746
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                                 33
---------------------------------------------------------------------------------------------------------------------------------
  Basic earnings (loss) per share
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary items and
      cumulative effects of changes in accounting
      principles                                                      (0.59)            (0.66)             2.46              5.09
---------------------------------------------------------------------------------------------------------------------------------
    Extraordinary items                                                  --                --              5.50              0.64
---------------------------------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in accounting
      principles                                                         --                --             (0.09)               --
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                 (0.59)            (0.66)             7.87              5.73
---------------------------------------------------------------------------------------------------------------------------------
  Diluted earnings (loss) per share
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary items and
      cumulative effects of changes in accounting
      principles                                                      (0.59)            (0.66)             2.45              5.06
---------------------------------------------------------------------------------------------------------------------------------
    Extraordinary items                                                  --                --              5.44              0.63
---------------------------------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in accounting
      principles                                                         --                --             (0.09)               --
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                 (0.59)            (0.66)             7.80              5.69
---------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

               INDUSTRIAL BUSINESS*                            FINANCIAL SERVICES*
---------------------------------------------------   --------------------------------------
              YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
---------------------------------------------------   --------------------------------------
        2001                2000           1999          2001          2000          1999
---------------------------------------------------   --------------------------------------   ------------------------------------
   [EURO]136,020        [EURO]147,260  [EURO]139,929  [EURO]16,853  [EURO]15,124  [EURO]10,056 Revenues
---------------------------------------------------   --------------------------------------   ------------------------------------
        (113,342)           (120,474)      (111,274)      (15,052)      (13,896)      (8,414)  Cost of sales
---------------------------------------------------   --------------------------------------   ------------------------------------
          22,678              26,786         28,655         1,801         1,228        1,642   GROSS MARGIN
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Selling, administrative and other
         (16,756)            (17,059)       (15,063)       (1,575)       (1,244)      (1,000)    expenses
---------------------------------------------------   --------------------------------------   ------------------------------------
          (5,933)             (6,337)        (5,737)           --            --           --   Research and development
---------------------------------------------------   --------------------------------------   ------------------------------------
           1,160                 842            691            52           104          136   Other income
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Turnaround plan expenses -- Chrysler
          (3,064)                 --             --            --            --           --     Group
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               INCOME (LOSS) BEFORE FINANCIAL
          (1,915)              4,232          8,546           278            88          778     INCOME
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Financial income (expense), net
                                                                                                 (therein gain on issuance of
                                                                                                 associated company stock of
             146                 166            327             8           (10)           6     [EURO]747 in 2001)
---------------------------------------------------   --------------------------------------   ------------------------------------
          (1,769)              4,398          8,873           286            78          784   INCOME (LOSS) BEFORE INCOME TAXES
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Effects of changes in German tax
                                                                                                   law
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Income taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
             743              (2,152)        (4,340)           34           153         (193)  Total income taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
              46                 (11)           (16)           (2)           (1)          (2)  Minority interests
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               INCOME (LOSS) BEFORE EXTRAORDINARY
                                                                                                 ITEMS AND CUMULATIVE EFFECTS OF
            (980)              2,235          4,517           318           230          589     CHANGES IN ACCOUNTING PRINCIPLES
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Extraordinary items:
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Gains on disposals of businesses,
                                                                                                   net of taxes (therein gain on
                                                                                                   issuance of subsidiary and
                                                                                                   associated company stock of
              --               5,516            659            --            --           --       [EURO]2,418 in 2000)
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Losses on early extinguishment of
              --                  --            (19)           --            --           --       debt, net of taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Cumulative effects of changes in
                                                                                                 accounting principles: transition
                                                                                                 adjustments resulting from
                                                                                                 adoption of SFAS 133 and EITF
              --                  10             --            --           (97)          --     99-20, net of taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
            (980)              7,761          5,157           318           133          589   NET INCOME (LOSS)
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               EARNINGS (LOSS) PER SHARE
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Basic earnings (loss) per share
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Income (loss) before
                                                                                                     extraordinary items and
                                                                                                     cumulative effects of changes
              --                  --             --            --            --           --         in accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Extraordinary items
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Cumulative effects of changes in
              --                  --             --            --            --           --         accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Net income (loss)
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Diluted earnings (loss) per share
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Income (loss) before
                                                                                                     extraordinary items and
                                                                                                     cumulative effects of changes
              --                  --             --            --            --           --         in accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Extraordinary items
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Cumulative effects of changes in
              --                  --             --            --            --           --         accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Net income (loss)
---------------------------------------------------   --------------------------------------   ------------------------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

                               DAIMLERCHRYSLER AG
                          CONSOLIDATED BALANCE SHEETS

                                                                                                                 FINANCIAL
                                                    CONSOLIDATED                 INDUSTRIAL BUSINESS*            SERVICES*
                                        -------------------------------------   -----------------------   -----------------------
                                                   AT DECEMBER 31,                  AT DECEMBER 31,           AT DECEMBER 31,
                                        -------------------------------------   -----------------------   -----------------------
                                          2001
(IN MILLIONS)                  NOTE     (NOTE 1)       2001          2000          2001         2000         2001         2000
-----------------------------------------------------------------------------   -----------------------   -----------------------
ASSETS
-----------------------------------------------------------------------------   -----------------------   -----------------------
Intangible assets               12      $  2,548    [EURO] 2,863  [EURO] 3,113  [EURO] 2,662 [EURO] 2,907 [EURO] 201   [EURO] 206
-----------------------------------------------------------------------------   -----------------------   -----------------------
Property, plant and
  equipment, net                12        36,641         41,165        40,145       41,016       40,043          149          102
-----------------------------------------------------------------------------   -----------------------   -----------------------
Investments and long-term
  financial assets              18        11,015         12,375        12,107       11,349       10,967        1,026        1,140
-----------------------------------------------------------------------------   -----------------------   -----------------------
Equipment on operating
  leases, net                   13        32,046         36,002        33,714        3,004        3,047       32,998       30,667
-----------------------------------------------------------------------------   -----------------------   -----------------------
FIXED ASSETS                              82,250         92,405        89,079       58,031       56,964       34,374       32,115
-----------------------------------------------------------------------------   -----------------------   -----------------------
Inventories                     14        14,913         16,754        16,283       15,338       15,333        1,416          950
-----------------------------------------------------------------------------   -----------------------   -----------------------
Trade receivables               15         5,723          6,430         7,995        6,134        7,617          296          378
-----------------------------------------------------------------------------   -----------------------   -----------------------
Receivables from financial
  services                      16        44,071         49,512        48,673           26           30       49,486       48,643
-----------------------------------------------------------------------------   -----------------------   -----------------------
Other receivables               17        14,409         16,188        14,396        7,512        6,414        8,676        7,982
-----------------------------------------------------------------------------   -----------------------   -----------------------
Securities                      18         2,739          3,077         5,378        2,636        4,195          441        1,183
-----------------------------------------------------------------------------   -----------------------   -----------------------
Cash and cash equivalents       19        10,172         11,428         7,127        8,057        6,445        3,371          682
-----------------------------------------------------------------------------   -----------------------   -----------------------
NON-FIXED ASSETS                          92,027        103,389        99,852       39,703       40,034       63,686       59,818
-----------------------------------------------------------------------------   -----------------------   -----------------------
DEFERRED TAXES                   9         2,679          3,010         2,436        2,930        2,350           80           86
-----------------------------------------------------------------------------   -----------------------   -----------------------
PREPAID EXPENSES                20         7,660          8,606         7,907        8,480        7,782          126          125
-----------------------------------------------------------------------------   -----------------------   -----------------------
TOTAL ASSETS (THEREOF
  SHORT-TERM 2001:
  [EURO]68,676; 2000:
  [EURO]71,300)                          184,616        207,410       199,274      109,144      107,130       98,266       92,144
-----------------------------------------------------------------------------   -----------------------   -----------------------

LIABILITIES AND
  STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------   -----------------------   -----------------------
Capital stock                           $  2,322    [EURO]2,609   [EURO]2,609
-----------------------------------------------------------------------------   -----------------------   -----------------------
Additional paid-in capital                 6,485          7,286         7,286
-----------------------------------------------------------------------------   -----------------------   -----------------------
Retained earnings                         23,536         26,441        29,461
-----------------------------------------------------------------------------   -----------------------   -----------------------
Accumulated other
  comprehensive income                     2,374          2,668         3,053
-----------------------------------------------------------------------------   -----------------------   -----------------------
Treasury stock                                --             --            --
-----------------------------------------------------------------------------   -----------------------   -----------------------
STOCKHOLDERS' EQUITY            21        34,717         39,004        42,409   [EURO]29,009 [EURO]35,825 [EURO]9,995  [EURO]6,584
-----------------------------------------------------------------------------   -----------------------   -----------------------
MINORITY INTERESTS                           371            417           519          403          506           14           13
-----------------------------------------------------------------------------   -----------------------   -----------------------
ACCRUED LIABILITIES             23        37,001         41,570        36,441       40,534       35,772        1,036          669
-----------------------------------------------------------------------------   -----------------------   -----------------------
Financial liabilities           24        80,917         90,908        84,783       15,701        9,508       75,207       75,275
-----------------------------------------------------------------------------   -----------------------   -----------------------
Trade liabilities               25        12,601         14,157        15,257       13,773       14,875          384          382
-----------------------------------------------------------------------------   -----------------------   -----------------------
Other liabilities               26         9,135         10,262         9,621        7,431        7,068        2,831        2,553
-----------------------------------------------------------------------------   -----------------------   -----------------------
LIABILITIES                              102,653        115,327       109,661       36,905       31,451       78,422       78,210
-----------------------------------------------------------------------------   -----------------------   -----------------------
DEFERRED TAXES                   9         4,318          4,851         5,480       (2,212)        (639)       7,063        6,119
-----------------------------------------------------------------------------   -----------------------   -----------------------
DEFERRED INCOME                 27         5,556          6,241         4,764        4,505        4,215        1,736          549
-----------------------------------------------------------------------------   -----------------------   -----------------------
TOTAL LIABILITIES (THEREOF
  SHORT-TERM 2001:
  [EURO]80,874; 2000:
       [EURO]81,516)                     149,899        168,406       156,865       80,135       71,305       88,271       85,560
-----------------------------------------------------------------------------   -----------------------   -----------------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                   184,616        207,410       199,274      109,144      107,130       98,266       92,144
-----------------------------------------------------------------------------   -----------------------   -----------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               DAIMLERCHRYSLER AG

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                       ACCUMULATED OTHER
                                                                  COMPREHENSIVE INCOME (LOSS)
                                                        -----------------------------------------------
                                  ADDITIONAL            CUMULATIVE   AVAILABLE-  DERIVATIVE    MINIMUM
                         CAPITAL   PAID-IN    RETAINED  TRANSLATION   FOR-SALE    FINANCIAL    PENSION   TREASURY
(IN MILLIONS OF [EURO])   STOCK    CAPITAL    EARNINGS  ADJUSTMENT   SECURITIES  INSTRUMENTS  LIABILITY   STOCK    TOTAL
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1,
  1999                    2,561      7,274     20,533       (509)         528          --          (20)      --    30,367
-------------------------------------------------------------------------------------------------------------------------
Net income                   --         --      5,746         --           --          --           --       --     5,746
Other comprehensive
  income (loss)              --         --         --      2,431         (181)         --           (8)      --     2,242
-------------------------------------------------------------------------------------------------------------------------
Total comprehensive
  income                                                                                                            7,988
-------------------------------------------------------------------------------------------------------------------------
Issuance of capital
  stock                       4         63         --         --           --          --           --       --        67
Purchase of capital
  stock                      --         --         --         --           --          --           --      (86)      (86)
Re-issuance of treasury
  stock                      --         --         --         --           --          --           --       86        86
Dividends                    --         --     (2,356)        --           --          --           --       --    (2,356)
Other                        --         (8)         2         --           --          --           --       --        (6)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1999       2,565      7,329     23,925      1,922          347          --          (28)      --    36,060
-------------------------------------------------------------------------------------------------------------------------
Net income                   --         --      7,894         --           --          --           --       --     7,894
Other comprehensive
  income (loss)              --         --         --      1,363         (149)       (408)           6       --       812
-------------------------------------------------------------------------------------------------------------------------
Total comprehensive
  income                                                                                                            8,706
Increase in stated
  value of capital
  stock                      44        (44)        --         --           --          --           --       --        --
-------------------------------------------------------------------------------------------------------------------------
Issuance of capital
  stock                      --          1         --         --           --          --           --       --         1
Purchase of capital
  stock                      --         --         --         --           --          --           --      (88)      (88)
Re-issuance of treasury
  stock                      --         --         --         --           --          --           --       88        88
Dividends                    --         --     (2,358)        --           --          --           --       --    (2,358)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 2000       2,609      7,286     29,461      3,285          198        (408)         (22)      --    42,409
-------------------------------------------------------------------------------------------------------------------------
Net loss                     --         --       (662)        --           --          --           --       --      (662)
Other comprehensive
  income (loss)              --         --         --        565         (137)         71         (884)      --      (385)
-------------------------------------------------------------------------------------------------------------------------
Total comprehensive
  loss                                                                                                             (1,047)
-------------------------------------------------------------------------------------------------------------------------
Purchase of capital
  stock                      --         --         --         --           --          --           --      (66)      (66)
Re-issuance of treasury
  stock                      --         --         --         --           --          --           --       66        66
Dividends                    --         --     (2,358)        --           --          --           --       --    (2,358)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 2001       2,609      7,286     26,441      3,850           61        (337)        (906)      --    39,004
-------------------------------------------------------------------------------------------------------------------------

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

                               DAIMLERCHRYSLER AG

    The following tables present, on a three month lag, summarized U.S. GAAP financial information for EADS and MMC (amounts shown on a 100% basis in millions of [EURO]) which is the basis for applying the equity method in the Group's consolidated financial statements:

EADS

    Income statement information:

                                                                2001      2000*
                                                              --------   --------
Revenues....................................................   27,004     10,578
Net income (loss)...........................................    2,598       (482)

    * Represents the period from acquisition

    Balance sheet information:

                                                                2001       2000
                                                              --------   --------
Fixed assets................................................   26,505     20,563
Non-fixed assets............................................   22,119     21,592
                                                               ------     ------
Total assets................................................   48,624     42,155
                                                               ======     ======
Stockholders' equity........................................   11,409      9,262
Minority interests..........................................      598        328
Accrued liabilities.........................................   11,149     10,450
Other liabilities...........................................   25,468     22,115
                                                               ------     ------
Total liabilities and stockholders' equity..................   48,624     42,155
                                                               ======     ======

MMC

    Income statement information:

                                                                2001      2000*
                                                              --------   --------
Revenues....................................................   30,057      7,754
Net loss....................................................   (1,209)      (124)

    * Represents the period from acquisition

    Balance sheet information:

                                                                2001       2000
                                                              --------   --------
Fixed assets................................................   11,974     12,802
Non-fixed assets............................................   12,697     16,452
                                                               ------     ------
Total assets................................................   24,671     29,254
                                                               ======     ======
Stockholders' equity........................................    1,528      2,840
Minority interests..........................................      (61)        21
Accrued liabilities.........................................    5,800      5,626
Other liabilities...........................................   17,404     20,767
                                                               ------     ------
Total liabilities and stockholders' equity..................   24,671     29,254
                                                               ======     ======

                               DAIMLERCHRYSLER AG

    DaimlerChrysler expected to file an amendment to its Form 20-F by June 30, 2002 in order to provide separate consolidated financial statements of EADS pursuant to Rule 3-09 of Regulation S-X. However, DaimlerChrysler was subsequently informed by management of EADS that it would not make certain revisions to its 2001 consolidated financial statements, which have already been publicly disseminated, in order for the consolidated financial statements to satisfy the requirements established by the U.S. Securities and Exchange Commission. Consequently, DaimlerChrysler is providing the following condensed consolidated financial information about EADS as of and for the year ended December 31, 2001, prepared using generally accepted accounting principles in the United States of America (in millions of [EURO]).

    Condensed consolidated income statement information:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
Revenues....................................................        26,748
Cost of sales...............................................       (21,481)
                                                                   -------
GROSS MARGIN................................................         5,267
Selling, administrative and other expenses..................        (2,884)
Research and development....................................        (1,837)
Other income................................................           245
Gains on issuance of subsidiary and associated company
  stock.....................................................         2,954
                                                                   -------
INCOME BEFORE FINANCIAL INCOME..............................         3,745
Financial expense, net......................................          (541)
                                                                   -------
INCOME BEFORE INCOME TAXES..................................         3,204
Income taxes................................................          (728)
Minority interests..........................................            10
                                                                   -------
NET INCOME..................................................         2,486
                                                                   =======

    Condensed consolidated balance sheet information:

                                                              AT DECEMBER 31, 2001
                                                              --------------------
Goodwill....................................................          10,263
Other intangible assets.....................................             137
Property, plant and equipment, net..........................           6,530
Investments and long-term financial assets..................           6,267
Equipment on operating leases, net..........................           2,752
                                                                     -------
FIXED ASSETS................................................          25,949
Inventories.................................................           2,629
Trade receivables...........................................           4,351
Other receivables...........................................           2,493
Cash, cash equivalents and securities.......................           7,722
                                                                     -------
NON-FIXED ASSETS............................................          17,195
Deferred taxes..............................................           4,215
Prepaid expenses............................................             717
                                                                     -------
TOTAL ASSETS................................................          48,076
                                                                     =======
STOCKHOLDERS' EQUITY........................................          11,232
MINORITY INTERESTS..........................................             501
ACCRUED LIABILITIES.........................................          11,204
Financial liabilities.......................................           7,078
Trade and other liabilities.................................          14,663
                                                                     -------
LIABILITIES.................................................          21,741
Deferred taxes..............................................             795
Deferred income.............................................           2,603
                                                                     -------
TOTAL LIABILITIES...........................................          32,945
                                                                     -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................          48,076
                                                                     =======

                               DAIMLERCHRYSLER AG

    Condensed consolidated cash flow information:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
Net income..................................................         2,486
Income applicable to minority interests.....................           (10)
Adjustments to reconcile net income to net cash provided
  by operating activities:
Gains on issuance of subsidiary and associated company
  stock.....................................................        (2,954)
Depreciation and amortization of fixed assets...............         2,524
Other, net..................................................           581
                                                                   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................         2,627
NET CASH USED FOR INVESTING ACTIVITIES......................        (2,266)
NET CASH USED FOR FINANCING ACTIVITIES......................          (728)
Effect of foreign exchange rate changes on cash and cash
  equivalents...............................................            27
                                                                   -------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................          (340)
CASH AND CASH EQUIVALENTS:
AT BEGINNING OF YEAR........................................         7,510
                                                                   -------
AT END OF YEAR..............................................         7,170
                                                                   =======

    On July 11, 2001, Airbus SAS ("Airbus"), a wholly-owned subsidiary of EADS, issued new shares of Airbus capital stock to BAE Systems in exchange for its 100 percent ownership in Airbus UK. The acquisition of Airbus UK was accounted for as a purchase business combination with the assets acquired and liabilities assumed recorded at fair value. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to [EURO]4,399 million and was recorded as goodwill by EADS. The transaction diluted EADS' ownership interest in Airbus to 80 percent and resulted in a gain of [EURO]2,674 million, recognized in the income statement by EADS. The gain represents the excess of the fair value of Airbus UK over EADS' carrying value of the interest in Airbus issued to BAE Systems.

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

                               DAIMLERCHRYSLER AG

    The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

                                                   AT DECEMBER 31,             AT DECEMBER 31,
                                                        2001                        2000
                                              -------------------------   -------------------------
                                                             NON-GERMAN                  NON-GERMAN
                                              GERMAN PLANS     PLANS      GERMAN PLANS     PLANS
(IN MILLIONS OF [EURO])                       ------------   ----------   ------------   ----------
Change in projected benefit obligations:
  Projected benefit obligations at beginning
    of year.................................      9,579        21,878        13,123        19,578
                                                 ------        ------        ------        ------
    Foreign currency exchange rate
      changes...............................         --         1,026            --         1,403
    Service cost............................        198           404           242           433
    Interest cost...........................        612         1,696           696         1,570
    Plan amendments.........................          1           109             2           148
    Actuarial (gains) losses................        613           563          (732)         (257)
    Dispositions............................       (179)         (765)       (3,365)          (31)
    Acquisitions and other..................        140            25           144           411
    Settlement/curtailment loss.............          2           964            --            --
    Benefits paid...........................       (483)       (1,761)         (531)       (1,377)
                                                 ------        ------        ------        ------
  Projected benefit obligations at end of
    year....................................     10,483        24,139         9,579        21,878
                                                 ======        ======        ======        ======

Change in plan assets
  Fair value of plan assets at beginning of
    year....................................      7,908        25,962         7,034        25,823
                                                 ------        ------        ------        ------
    Foreign currency exchange rate
      changes...............................         --         1,199            --         1,897
    Actual return on plan assets............       (720)       (1,309)          458          (755)
    Employer contributions..................        713           843         1,419            30
    Plan participant contributions..........         --            25            --            29
    Dispositions............................         --          (865)         (579)           --
    Acquisitions and other..................         --            17           (15)          303
    Benefits paid...........................       (398)       (1,747)         (409)       (1,365)
                                                 ------        ------        ------        ------
  Fair value of plan assets at end of
    year....................................      7,503        24,125         7,908        25,962
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

33. EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share for "Income
(loss) before extraordinary items and cumulative effects of changes in accounting principles" is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
(IN MILLIONS OF [EURO] OR MILLIONS OF SHARES,              2001          2000          1999
EXCEPT EARNINGS (LOSS) PER SHARE)                        --------      --------      --------
Income (loss) before extraordinary items and cumulative
  effects of changes in accounting principles --
  basic................................................     (662)        2,465         5,106
                                                         =======       =======       =======
  Interest expense on convertible bonds and notes (net
    of tax)............................................       --            18            18
                                                         -------       -------       -------
Income (loss) before extraordinary items and cumulative
  effects of changes in accounting principles --
  diluted..............................................     (662)        2,483         5,124
                                                         =======       =======       =======

Weighted average number of shares outstanding --
  basic................................................  1,003.2       1,003.2       1,002.9
                                                         =======       =======       =======
  Dilutive effect of convertible bonds and notes.......       --          10.7          10.7
                                                         -------       -------       -------

Weighted average number of shares outstanding --
  diluted..............................................  1,003.2       1,013.9       1,013.6
                                                         =======       =======       =======
EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
  PRINCIPLES
  Basic................................................    (0.66)         2.46          5.09
                                                         =======       =======       =======
  Diluted..............................................    (0.66)         2.45          5.06
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
                                          =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

                                                            DAIMLERCHRYSLER        OTHER
               2000                  DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
      (IN MILLIONS OF [EURO])         (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------------  ------------------   -------------------   ------------   -------------   ------------------
ASSETS
    Intangible assets..............            47                    --              3,066             --              3,113
    Property, plant and equipment,
      net..........................         5,504                    --             34,641             --             40,145
    Investments and long-term
      financial assets.............        41,734                66,688              9,205       (105,520)            12,107
    Equipment on operating leases,
      net..........................         2,832                    --             30,939            (57)            33,714
                                          -------               -------           --------       --------           --------
  FIXED ASSETS.....................        50,117                66,688             77,851       (105,577)            89,079
                                          -------               -------           --------       --------           --------
    Inventories....................         4,859                    --             12,052           (628)            16,283
    Trade, finance and other
      receivables..................        10,059                   958             72,199        (12,152)            71,064
    Securities.....................         2,014                     2              3,362             --              5,378
    Cash and cash equivalents......         1,508                 1,968              3,651             --              7,127
                                          -------               -------           --------       --------           --------
  NON-FIXED ASSETS.................        18,440                 2,928             91,264        (12,780)            99,852
                                          -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
    EXPENSES.......................         2,367                    13             12,355         (4,392)            10,343
                                          -------               -------           --------       --------           --------
  TOTAL ASSETS.....................        70,924                69,629            181,470       (122,749)           199,274
                                          =======               =======           ========       ========           ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY.............        42,409                21,838             82,886       (104,724)            42,409
                                          -------               -------           --------       --------           --------
  MINORITY INTERESTS...............            --                    --                519             --                519
                                          -------               -------           --------       --------           --------
  ACCRUED LIABILITIES..............         7,368                   654             28,663           (244)            36,441
                                          -------               -------           --------       --------           --------
    Financial liabilities..........        12,402                46,534             36,874        (11,027)            84,783
    Trade liabilities..............         4,160                    --             11,097             --             15,257
    Other liabilities..............         1,570                   603              9,441         (1,993)             9,621
                                          -------               -------           --------       --------           --------
  LIABILITIES......................        18,132                47,137             57,412        (13,020)           109,661
                                          -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
    INCOME.........................         3,015                    --             11,990         (4,761)            10,244
                                          -------               -------           --------       --------           --------
  TOTAL LIABILITIES................        28,515                47,791             98,584        (18,025)           156,865
                                          -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY...........        70,924                69,629            181,470       (122,749)           199,274
                                          =======               =======           ========       ========           ========

  Revenues.........................        50,946                    --            147,457        (36,019)           162,384
  Cost of sales....................       (39,759)                   --           (130,010)        35,399           (134,370)
                                          -------               -------           --------       --------           --------
GROSS MARGIN.......................        11,187                    --             17,447           (620)            28,014
  Selling, administrative and other
    expenses.......................        (6,197)                  (12)           (12,794)           700            (18,303)
  Research and development.........        (2,728)                   --             (3,753)           144             (6,337)
  Other income.....................           404                    --                997           (455)               946
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME...........................         2,666                   (12)             1,897           (231)             4,320
  Financial income (expense),
    net............................         6,348                  (153)             2,950         (8,989)               156
                                          -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES............................         9,014                  (165)             4,847         (9,220)             4,476
  Income taxes.....................        (1,141)                1,048             (2,000)            94             (1,999)
  Minority interests...............            --                    --                (12)            --                (12)
                                          -------               -------           --------       --------           --------
INCOME BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF CHANGES
  IN ACCOUNTING PRINCIPLES.........         7,873                   883              2,835         (9,126)             2,465
  Extraordinary items..............            14                    --              5,502             --              5,516
  Cumulative effects of changes in
    accounting principles..........             7                    (6)               (88)            --                (87)
                                          -------               -------           --------       --------           --------
NET INCOME.........................         7,894                   877              8,249         (9,126)             7,894
                                          =======               =======           ========       ========           ========

                               DAIMLERCHRYSLER AG

                                                            DAIMLERCHRYSLER        OTHER
               2000                  DAIMLERCHRYSLER AG      NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
      (IN MILLIONS OF [EURO])         (PARENT COMPANY)    HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------------  ------------------   -------------------   ------------   -------------   ------------------
CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES.............         7,370                (1,725)            12,726         (2,354)            16,017
                                          -------               -------           --------       --------           --------
  Increase in equipment on
    operating leases...............        (2,120)                   --            (17,032)            35            (19,117)
  Purchases of other fixed
    assets.........................        (2,267)                   --             (8,605)            --            (10,872)
  Proceeds from disposals of
    equipment on operating
    leases.........................         1,455                    --              6,830             --              8,285
  Proceeds from disposals of other
    fixed assets...................           252                    --                610             --                862
  Payments for investments in
    businesses.....................        (3,113)                   (3)            (1,854)            87             (4,883)
  Proceeds from disposals of
    businesses.....................            46                    12                340            (87)               311
  Increase in receivables from
    financial services, net........          (142)                   --             (8,447)             7             (8,582)
  Dispositions of securities (other
    than trading), net.............           519                   420              1,499             --              2,438
  Other............................          (336)              (11,367)            (1,633)        12,185             (1,151)
                                          -------               -------           --------       --------           --------
CASH USED FOR INVESTING
  ACTIVITIES.......................        (5,706)              (10,938)           (28,292)        12,227            (32,709)
                                          -------               -------           --------       --------           --------
  Change in financial
    liabilities....................           812                14,688              1,568           (201)            16,867
  Dividends paid...................        (2,358)                 (390)            (2,968)         3,337             (2,379)
  Other............................            24                    --             13,009        (13,009)                24
                                          -------               -------           --------       --------           --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES.............        (1,522)               14,298             11,609         (9,873)            14,512
                                          -------               -------           --------       --------           --------
Effect of foreign exchange rate
  changes on cash..................            --                    13                488             --                501
                                          -------               -------           --------       --------           --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS.................           142                 1,648             (3,469)            --             (1,679)
                                          -------               -------           --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD...........         1,366                   320              7,075             --              8,761
                                          -------               -------           --------       --------           --------
  AT END OF PERIOD.................         1,508                 1,968              3,606             --              7,082
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