Form 20-F/A
period 2001-12-31
DAIMLERCHRYSLER AG
filed 2002-09-27
CIK 1067318

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 20-F/A
                               (AMENDMENT NO. 2)
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                         COMMISSION FILE NUMBER 1-12356

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

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    The registrant hereby amends its Annual Report on Form 20-F filed
February 20, 2002 and amended by Amendment No. 1 on June 28, 2002, to provide the separate consolidated financial statements of Mitsubishi Motors Corporation and subsidiaries (MMC) for the fiscal year ended March 31, 2002, as required by Rule 3-09 of Regulation S-X.

    This amendment is being filed for the purpose of updating "Item 18. Financial Statements," and "Item 19. Exhibits" and adding to the page reference in "Item 8. Financial Information" under the heading "Consolidated Financial Statements" the phrase "and pages M-i and M-1 through M-51."

ITEM 18. FINANCIAL STATEMENTS.

    Consolidated financial statements and schedule -- see pages F-i, F-1 through F-66 and page S-1.

    Separate consolidated financial statements for Mitsubishi Motors Corporation and subsidiaries filed pursuant to Rule 3-09 of Regulation S-X - see pages M-i and M-1 through M-51.

ITEM 19. EXHIBITS

    Documents filed as exhibits to this Annual Report:

 1.1    Memorandum and Articles of Association (SATZUNG) of DaimlerChrysler AG as amended through February 20, 2002 (English translation filed as an Exhibit to DaimlerChrysler AG's Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference).

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

 4.1    The following agreements (without exhibits and schedules): the Amended and Restated Master Alliance Agreement dated as of
        September 8, 2000 between DaimlerChrysler AG and Mitsubishi Motors Corporation; the Amended and Restated Standstill
        Agreement between those parties dated as of September 8, 2000; the Securities Subscription Agreement between
        DaimlerChrysler AG, Mitsubishi Motors Corporation, and DaimlerChrysler Japan Holding, LTD. dated as of July 28, 2000; the
        Amendment to the Securities Subscription Agreement dated as of September 8, 2000; and Amendment No. 2 to the Securities
        Subscription Agreement dated as of September 8, 2000. (Filed as an Exhibit to DaimlerChrysler AG's Annual Report on
        Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.)

 4.2    Joint Venture Agreement, dated April 3, 2000, between DaimlerChrysler Services (debis) AG, Deutsche Telekom AG and Rubin
        Telekommunikationdienste GmbH, and Option Agreement, dated April 3, 2000, between DaimlerChrysler Services (debis) AG and
        Deutsche Telekom AG (Filed as an Exhibit to DaimlerChrysler AG's Annual Report on Form 20-F for the year ended
        December 31, 2000, and incorporated herein by reference.)

 8.1    Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2001, as defined in
        Regulation S-X, Section 210.1-02(w).

10.1    Independent Auditors' Report on Schedule and Consent of KPMG Deutsche Treuhand-Gesellschaft AG

10.2    Independent Auditors' Consent of Deloitte & Touche LLP

10.3    Independent Auditors' Report of Deloitte & Touche LLP on the consolidated financial statements of DaimlerChrysler
        Corporation

10.4    Independent Auditors' Consent of KPMG, Tokyo, Japan

10.5    Independent Auditors' Consent of Ernst & Young LLP, Chicago, Illinois

10.6    Independent Auditors' Consent of Ernst & Young LLP, Long Beach, California

10.7    Independent Auditors' Consent of Ernst & Young Office Limited, Bangkok, Thailand

10.8    Independent Auditors' Consent of Ernst & Young Accountants, Amsterdam, the Netherlands

10.9    Independent Auditors' Consent of Ernst & Young Accountants, Amsterdam, the Netherlands

10.10   Independent Auditors' Consent of Ernst & Young Accountants, Eindhoven, the Netherlands

10.11   Independent Auditors' Consent of PricewaterhouseCoopers LLP, San Juan, Puerto Rico

10.12   Independent Auditors' Consent of PricewaterhouseCoopers, Adelaide, Australia

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2001 Annual Report on its behalf.

Date: September 27, 2002

                                                       DAIMLERCHRYSLER AG

                                                       By:  /S/ JUERGEN E. SCHREMPP
                                                            ------------------------------------------
                                                            Juergen E. Schrempp
                                                            Chairman of the Board of Management

                                                       By:  /S/ MANFRED GENTZ
                                                            ------------------------------------------
                                                            Dr. Manfred Gentz
                                                            Member of the Board of Management
                                                            Finance & Controlling

                                 CERTIFICATIONS

    I, Juergen E. Schrempp, certify that:

1.  I have reviewed this annual report on Form 20-F of DaimlerChrysler AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 27, 2002

                                                      /s/ JUERGEN E. SCHREMPP
                                                      ------------------------------------------------
                                                      Juergen E. Schrempp
                                                      Chairman of the Board of Management
                                                      DaimlerChrysler AG

    I, Dr. Manfred Gentz, certify that:

1.  I have reviewed this annual report on Form 20-F of DaimlerChrysler AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 27, 2002

                                                      /S/ MANFRED GENTZ
                                                      ------------------------------------------------
                                                      Dr. Manfred Gentz
                                                      Member of the Board of Management
                                                      Finance & Controlling
                                                      DaimlerChrysler AG

                               DAIMLERCHRYSLER AG
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF MITSUBISHI MOTORS CORPORATION AND
                                  SUBSIDIARIES

                                                                                  PAGE
                                                                                  ----
Independent Auditors' Report of KPMG............................................   M-1

Consolidated Financial Statements:

  Consolidated Balance Sheets at March 31, 2002 and 2001........................   M-2

  Consolidated Statements of Operations for the years ended March 31, 2002 and
    2001........................................................................   M-4

  Consolidated Statements of Stockholders' Equity for the years ended March 31,
    2002 and 2001...............................................................   M-5

  Consolidated Statements of Cash Flows for the years ended March 31, 2002 and
    2001........................................................................   M-6

  Notes to the Consolidated Financial Statements................................   M-7

Other Independent Auditors' Reports:

  Independent Auditors' Report of Ernst & Young LLP, Chicago, Illinois..........  M-43

  Independent Auditors' Report of Ernst & Young LLP, Long Beach, California.....  M-44

  Independent Auditors' Report of Ernst & Young Office Limited, Bangkok,
    Thailand....................................................................  M-45

  Independent Auditors' Report of Ernst & Young Accountants, Amsterdam, the
    Netherlands.................................................................  M-47

  Independent Auditors' Report of Ernst & Young Accountants, Amsterdam, the
    Netherlands.................................................................  M-48

  Independent Auditors' Report of Ernst & Young Accountants, Eindhoven, the
    Netherlands.................................................................  M-49

  Independent Auditors' Report of PricewaterhouseCoopers LLP, San Juan, Puerto
    Rico........................................................................  M-50

  Independent Auditors' Report of PricewaterhouseCoopers, Adelaide, Australia...  M-51

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Mitsubishi Motors Corporation

    We have audited the accompanying consolidated balance sheet of Mitsubishi Motors Corporation and subsidiaries (the "Company") as of March 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of certain consolidated companies. The financial statements of those companies reflect total assets constituting 40 percent and total revenues constituting
50 percent of the related consolidated totals as of and for the year ended
March 31, 2002. The financial statements of those companies were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

    As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for sales denominated in foreign currencies and related forward foreign currency exchange contracts qualifying as hedges for the year ended March 31, 2002. As discussed in Note 3 to the consolidated financial statements, the Company's consolidated subsidiaries that are domiciled in the United States of America adopted Statement of Financial Accounting Standards
No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives", for the year ended March 31, 2002.

    Accounting principles and practices generally accepted in Japan vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the Company's financial position as of March 31, 2002, and the results of its operations for the year then ended, to the extent summarized in Note 18 to the consolidated financial statements.

KPMG

Tokyo, Japan
June 25, 2002

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                            MARCH 31,
                                                                -----------------------------------------------------------------
                                                                      2002                 2001                    2002
                                                                -----------------    -----------------    -----------------------
                                                                         (IN MILLIONS OF YEN)                (IN THOUSANDS OF
                                                                                                          U.S. DOLLARS) (NOTE 4)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Current assets:
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                       [JPY]      95,189    [JPY]     115,863          $   714,364
---------------------------------------------------------------------------------------------------------------------------------
Trade notes and accounts receivable (Notes 5 and 9)                       347,852              444,279            2,610,522
---------------------------------------------------------------------------------------------------------------------------------
Inventories (Note 6)                                                      304,418              350,807            2,284,563
---------------------------------------------------------------------------------------------------------------------------------
Short-term loans (Note 5)                                                  26,026               18,045              195,317
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (Note 12)                                              71,692               97,102              538,026
---------------------------------------------------------------------------------------------------------------------------------
Prepaid expenses and other current assets                                 266,565              214,636            2,000,488
---------------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts                                           (12,754)             (13,147)             (95,715)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                    1,098,991            1,227,588            8,247,587
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net (Notes 7 and 9)                      1,219,469            1,270,179            9,151,737
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                          11,506               11,024               86,349
---------------------------------------------------------------------------------------------------------------------------------
Investments and other non-current assets:
---------------------------------------------------------------------------------------------------------------------------------
Investments (Notes 8 and 9)                                               167,828              172,229            1,259,497
---------------------------------------------------------------------------------------------------------------------------------
Long-term loans (Note 5)                                                   80,959               84,432              607,572
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (Note 12)                                              91,913               11,261              689,779
---------------------------------------------------------------------------------------------------------------------------------
Long-term prepaid expenses and other                                      241,964              226,798            1,815,865
---------------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts                                           (18,072)             (21,844)            (135,625)
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS, NET                                         564,593              472,876            4,237,096
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    [JPY]   2,894,560    [JPY]   2,981,668          $21,722,777
---------------------------------------------------------------------------------------------------------------------------------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                                                                            MARCH 31,
                                                                -----------------------------------------------------------------
                                                                      2002                 2001                    2002
                                                                -----------------    -----------------    -----------------------
                                                                         (IN MILLIONS OF YEN)                (IN THOUSANDS OF
                                                                                                          U.S. DOLLARS) (NOTE 4)
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
---------------------------------------------------------------------------------------------------------------------------------
Trade notes and accounts payable                                [JPY]     497,524    [JPY]     633,511          $ 3,733,764
---------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings (Note 9)                                            758,791              554,668            5,694,492
---------------------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt (Note 9)                                256,279              284,501            1,923,295
---------------------------------------------------------------------------------------------------------------------------------
Current portion of non-interest bearing long-term debt
  (Note 9)                                                                 14,803                   --              111,092
---------------------------------------------------------------------------------------------------------------------------------
Accrued expenses                                                          258,121              304,308            1,937,118
---------------------------------------------------------------------------------------------------------------------------------
Accrued income taxes                                                        5,287                7,200               39,677
---------------------------------------------------------------------------------------------------------------------------------
Other current liabilities (Note 12)                                       265,835              160,988            1,995,009
---------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               2,056,643            1,945,179           15,434,469
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion (Note 9)                        289,522              545,025            2,172,773
---------------------------------------------------------------------------------------------------------------------------------
Non-interest bearing long-term debt, excluding current
  portion (Note 9)                                                         40,709                   --              305,508
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities (Note 12)                                         17,184               19,062              128,961
---------------------------------------------------------------------------------------------------------------------------------
Accrued retirement benefits (Note 16)                                     176,558              202,939            1,325,013
---------------------------------------------------------------------------------------------------------------------------------
Other non-current liabilities                                              27,140               20,161              203,677
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       2,607,759            2,732,368           19,570,424
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                         16,138               (6,768)             121,111
---------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
---------------------------------------------------------------------------------------------------------------------------------
Common stock:
---------------------------------------------------------------------------------------------------------------------------------
Authorized: 3,220,000,000 shares
---------------------------------------------------------------------------------------------------------------------------------
Issued: 1,470,163,624 shares                                              252,201              252,201            1,892,690
---------------------------------------------------------------------------------------------------------------------------------
Capital surplus                                                           220,816              220,816            1,657,156
---------------------------------------------------------------------------------------------------------------------------------
Accumulated deficit                                                      (188,756)            (200,304)          (1,416,556)
---------------------------------------------------------------------------------------------------------------------------------
Unrealized holding gain on securities                                      34,830               36,400              261,389
---------------------------------------------------------------------------------------------------------------------------------
Translation adjustments                                                   (48,428)             (53,045)            (363,437)
---------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                                                 (0)                  (0)                  (0)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                270,663              256,068            2,031,242
---------------------------------------------------------------------------------------------------------------------------------
Contingent liabilities (Note 10)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS'
  EQUITY                                                        [JPY]   2,894,560    [JPY]   2,981,668          $21,722,777
---------------------------------------------------------------------------------------------------------------------------------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED MARCH 31,
                                            --------------------------------------------------------------
                                                   2002                  2001                 2002
                                            ------------------    ------------------   -------------------
                                                      (IN MILLIONS OF YEN)              (IN THOUSANDS OF
                                                                                          U.S. DOLLARS)
                                                                                            (NOTE 4)
----------------------------------------------------------------------------------------------------------
Revenue, net                                [JPY]  3,200,699      [JPY]  3,276,716     $        24,020,255
----------------------------------------------------------------------------------------------------------
Cost of sales                                     (2,639,181)           (2,754,852)            (19,806,236)
----------------------------------------------------------------------------------------------------------
Reversal of deferred profit on
  installment sales                                      233                   239                   1,749
----------------------------------------------------------------------------------------------------------
    GROSS PROFIT                                     561,751               522,103               4,215,767
----------------------------------------------------------------------------------------------------------
Selling, general and administrative
  expenses                                           521,523               595,968               3,913,869
----------------------------------------------------------------------------------------------------------
    OPERATING PROFIT (LOSS)                           40,227               (73,865)                301,891
----------------------------------------------------------------------------------------------------------
Interest and dividend income                          10,767                12,162                  80,803
----------------------------------------------------------------------------------------------------------
Interest expense                                      32,609                35,784                 244,720
----------------------------------------------------------------------------------------------------------
Other income and expenses, net (Note 11)             (50,262)             (309,802)               (377,201)
----------------------------------------------------------------------------------------------------------
    LOSS BEFORE INCOME TAXES AND
      MINORITY INTERESTS                             (31,875)             (407,289)               (239,212)
----------------------------------------------------------------------------------------------------------
Income tax expense (benefit):
----------------------------------------------------------------------------------------------------------
  Current                                              9,892                10,372                  74,236
----------------------------------------------------------------------------------------------------------
  Deferred                                           (52,547)             (118,996)               (394,349)
----------------------------------------------------------------------------------------------------------
                                                     (42,654)             (108,623)               (320,105)
----------------------------------------------------------------------------------------------------------
Minority interests                                       477                20,527                   3,580
----------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                       [JPY]     11,256      [JPY]   (278,139)    $            84,473
----------------------------------------------------------------------------------------------------------
                                                                                        (IN U.S. DOLLARS)
Per share of common stock:                                  (IN YEN)                        (NOTE 4)
----------------------------------------------------------------------------------------------------------
  Net income (loss):
----------------------------------------------------------------------------------------------------------
    Basic                                   [JPY]       7.66      [JPY]    (232.77)    $              0.06
----------------------------------------------------------------------------------------------------------
    Diluted                                             7.42                    --                    0.06
----------------------------------------------------------------------------------------------------------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      YEAR ENDED MARCH 31,
                                                   ----------------------------------------------------------
                                                         2002                2001                 2002
                                                   -----------------   -----------------   ------------------
                                                           (IN MILLIONS OF YEN)             (IN THOUSANDS OF
                                                                                             U.S. DOLLARS)
                                                                                                (NOTE 4)
-------------------------------------------------------------------------------------------------------------
COMMON STOCK:
-------------------------------------------------------------------------------------------------------------
  Balance at beginning of year                     [JPY]    252,201    [JPY]    150,730        $1,892,690
  Issuance of common stock                                       --             101,470                --
-------------------------------------------------------------------------------------------------------------
  Balance at end of year                                    252,201             252,201         1,892,690
-------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS:
-------------------------------------------------------------------------------------------------------------
  Balance at beginning of year                              220,816             119,846         1,657,156
  Issuance of common stock                                       --             100,971                --
-------------------------------------------------------------------------------------------------------------
  Balance at end of year                                    220,816             220,816         1,657,156
-------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS (ACCUMULATED DEFICIT):
-------------------------------------------------------------------------------------------------------------
  Balance at beginning of year                             (200,304)             76,786        (1,503,220)
  Net income (loss)                                          11,256            (278,139)           84,473
  Change due to inclusion (exclusion) of
    subsidiaries and affiliates in (from)
    consolidation or equity method of accounting                292                (117)            2,191
  Revaluation of assets in subsidiaries                          --               1,165                --
-------------------------------------------------------------------------------------------------------------
  Balance at end of year                                   (188,756)           (200,304)       (1,416,556)
-------------------------------------------------------------------------------------------------------------
UNREALIZED HOLDING GAIN ON SECURITIES:
-------------------------------------------------------------------------------------------------------------
  Balance at beginning of year                               36,400                  --           273,171
  Effect of adoption of new accounting standard                  --              36,400                --
  Net change                                                 (1,570)                 --           (11,782)
-------------------------------------------------------------------------------------------------------------
  Balance at end of year                                     34,830              36,400           261,389
-------------------------------------------------------------------------------------------------------------
TRANSLATION ADJUSTMENTS:
-------------------------------------------------------------------------------------------------------------
  Balance at beginning of year                              (53,045)                 --          (398,086)
  Effect of adoption of new accounting standard                  --             (53,045)               --
  Net change                                                  4,617                  --            34,649
-------------------------------------------------------------------------------------------------------------
  Balance at end of year                                    (48,428)            (53,045)         (363,437)
-------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
-------------------------------------------------------------------------------------------------------------
  Balance at beginning of year                                   (0)                 (0)               (0)
  Net change                                                     (0)                 (0)               (0)
-------------------------------------------------------------------------------------------------------------
  Balance at end of year                                         (0)                 (0)               (0)
-------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                             [JPY]    270,663    [JPY]    256,068        $2,031,242
-------------------------------------------------------------------------------------------------------------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED MARCH 31,
                                                              ----------------------------------------------------------
                                                                    2002                2001                 2002
                                                              -----------------   -----------------   ------------------
                                                                      (IN MILLIONS OF YEN)             (IN THOUSANDS OF
                                                                                                        U.S. DOLLARS)
                                                                                                           (NOTE 4)
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             [JPY]   11,256      [JPY] (278,139)        $    84,473
------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization                                      174,919             164,488           1,312,713
------------------------------------------------------------------------------------------------------------------------
  Allowance for doubtful receivables, net of reversal                 (5,184)              8,089             (38,904)
------------------------------------------------------------------------------------------------------------------------
  Accrued retirement benefits, net of reversal                       (24,888)            109,160            (186,777)
------------------------------------------------------------------------------------------------------------------------
  Gain on sales of investments in securities, net                     (3,998)             (7,750)            (30,004)
------------------------------------------------------------------------------------------------------------------------
  Loss on devaluation of investment in securities                      1,377               5,706              10,334
------------------------------------------------------------------------------------------------------------------------
  Gain (loss) on sales and disposal of property, plant and
    equipment, net                                                      (187)              3,629              (1,403)
------------------------------------------------------------------------------------------------------------------------
  Equity in income of affiliates                                      (4,352)             (3,164)            (32,660)
------------------------------------------------------------------------------------------------------------------------
  Deferred income taxes                                              (52,547)           (118,996)           (394,349)
------------------------------------------------------------------------------------------------------------------------
  Minority interests                                                    (477)            (20,527)             (3,580)
------------------------------------------------------------------------------------------------------------------------
  Changes in operating assets and liabilities:
------------------------------------------------------------------------------------------------------------------------
    Trade notes and accounts receivable                              107,132              87,700             803,992
------------------------------------------------------------------------------------------------------------------------
    Inventories                                                       65,361               7,131             490,514
------------------------------------------------------------------------------------------------------------------------
    Other assets                                                     (29,651)            (51,272)           (222,522)
------------------------------------------------------------------------------------------------------------------------
    Trade notes and accounts payable                                (162,793)             87,050          (1,221,711)
------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                 13,283             111,486              99,685
------------------------------------------------------------------------------------------------------------------------
  Other                                                                2,734              22,696              20,518
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             91,982             127,289             690,296
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in short-term investments                           (184)              1,814              (1,381)
------------------------------------------------------------------------------------------------------------------------
Purchase of property, plant and equipment                           (155,840)           (157,483)         (1,169,531)
------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of property, plant and equipment                 124,899              94,936             937,328
------------------------------------------------------------------------------------------------------------------------
Decrease in investments in securities                                  7,798               8,669              58,522
------------------------------------------------------------------------------------------------------------------------
Loans made                                                          (795,174)           (624,193)         (5,967,535)
------------------------------------------------------------------------------------------------------------------------
Collection of loans receivable                                       821,927             605,508           6,168,308
------------------------------------------------------------------------------------------------------------------------
Changes in scope of consolidation                                         --             (15,650)                 --
------------------------------------------------------------------------------------------------------------------------
Other                                                                 (8,309)             (5,044)            (62,356)
------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                 (4,882)            (91,441)            (36,638)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in short-term borrowings                         137,871            (140,871)          1,034,679
------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of long-term debt                             226,500             181,629           1,699,812
------------------------------------------------------------------------------------------------------------------------
Repayment or redemption of long-term debt                           (476,770)           (256,992)         (3,578,011)
------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of common stock                                    --             201,745                  --
------------------------------------------------------------------------------------------------------------------------
Other                                                                   (245)                (78)             (1,839)
------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                               (112,643)            (14,567)           (845,351)
------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS           4,870               4,395              36,548
------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (20,673)             25,675            (155,144)
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       115,863              89,590             869,516
------------------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO BEGINNING BALANCE FOR INCLUSION OF
  SUBSIDIARIES IN CONSOLIDATION                                           --                 597                  --
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      [JPY]   95,189      [JPY]  115,863         $   714,364
------------------------------------------------------------------------------------------------------------------------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

    Mitsubishi Motors Corporation ("MMC") and its domestic consolidated subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries, in conformity with those of their countries of domicile.

    The accompanying consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan and have been compiled from the consolidated financial statements filed with the Ministry of Finance as required by the Securities and Exchange Law of Japan.

    The accompanying consolidated financial statements have been prepared from the accounts maintained by MMC and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Additionally, the accompanying consolidated financial statements reflect the accounts of MMC's foreign subsidiaries as of their fiscal year end, which is December 31.

    In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

    Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the current year's presentation.

    As permitted, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

(b) PRINCIPLES OF CONSOLIDATION

    All significant companies for which MMC has effective control are consolidated. Significant companies which MMC has the ability to exercise significant influence over the financial and operating policies have been accounted for by the equity method.

    All significant intercompany transactions have been eliminated in consolidation.

    The difference at the date of acquisition between the acquisition cost and the fair value of the underlying net assets acquired are amortized over periods that do not exceed 10 years.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c) CASH AND CASH EQUIVALENTS

    All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents.

(d) INVENTORIES

    Inventories of MMC and its domestic consolidated subsidiaries are principally stated at cost determined by the first-in first-out or specific identification method. Inventories of the foreign consolidated subsidiaries are principally stated at the lower of cost or market value. Inventory costs of the foreign consolidated subsidiaries are principally determined by the specific-identification method.

(e) INVESTMENTS IN SECURITIES

    Investments in securities that are expected to be held-to-maturity are stated at their amortized costs. Other securities with a readily determinable market value are stated at fair value. Other securities without a readily determinable market value are stated at cost determined by the moving average method.

    The difference between the acquisition cost and the carrying value of other securities, including unrealized gain and loss, is recognized in "Unrealized holding gain on securities". The cost of other securities sold is computed based on the moving average method. See Note 3(d).

(f) DEPRECIATION

    Depreciation of property, plant and equipment at MMC and its consolidated subsidiaries is principally calculated by the declining-balance method or the straight-line method over the estimated useful lives of the respective assets.

    Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expenses.

(g) RETIREMENT BENEFITS

    Accrued retirement benefits for employees have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as adjusted for unrecognized actuarial gain or loss and unrecognized prior service cost.

    The transition difference of [JPY]128,370 million at April 1, 2000 arising from the adoption of the new accounting standard, "Accounting Standard for Retirement Benefits", is charged to other income and expenses for the year ended March 31, 2001. See Notes 3(c) and 11.

    Prior service cost is being amortized on the straight-line method over periods of 10 to 22 years and 10 to 18 years in the years ended March 31, 2002 and 2001, respectively, which are within the estimated average remaining service years of the employees.

    Actuarial gains and losses are amortized on the straight-line method over 10 to 22 years and 10 to 18 years for the years ended March 31, 2002 and 2001, respectively, which is within the estimated average remaining service years of the employees.

    Certain directors and corporate auditors of MMC and its domestic consolidated subsidiaries are customarily entitled to lump-sum payments under their respective unfunded severance benefit plans subject to the stockholders' approval. Provision for severance benefits for those officers has been made at an estimated amount.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

(h) REVENUE RECOGNITION

    Revenue is generally recognized on sales of vehicles, service parts and other products at the time of shipment.

    Certain domestic and foreign subsidiaries recognize revenue by the installment sales method whereby gross profit on such sales is deferred and credited to income in proportion to the amount of the installment receivables which become due.

(i) INCOME TAXES

    MMC and its consolidated subsidiaries provide for income taxes applicable to all items included in the consolidated statements of operations regardless of when such taxes are payable. Income taxes arising from temporary differences in the recognition of assets and liabilities for tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements by the asset and liability method.

    Deferred tax assets and liabilities were measured using the enacted tax rates which will be in effect when the temporary differences are expected to reverse.

(j) TRANSLATION OF FOREIGN CURRENCY ACCOUNTS

    The accounts of the consolidated foreign subsidiaries are translated into yen as follows:

    a. Asset and liability items are translated at the exchange rates in effect on the balance sheet date of each subsidiary;

    b. Components of stockholders' equity are translated at the historical exchange rates at acquisition or upon occurrence; and

    c. Revenue, expenses and cash flow items are translated at the average exchange rates for the financial year of each subsidiary.

    Translation adjustments are included in "Stockholders' equity" and "Minority interests".

(k) AMOUNTS PER SHARE

    The computation of basic net income (loss) per share is based on the weighted average number of shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the dilutive potential of shares of common stock to be issued upon the exercise of warrants and the conversion of convertible bonds. Diluted net income per share is not presented as a loss was recorded for the year ended March 31, 2001.

(l) APPROPRIATIONS (DISPOSITIONS) OF RETAINED EARNINGS (ACCUMULATED DEFICIT)

    Cash dividends, bonuses to directors and corporate auditors and other appropriations or dispositions of retained earnings (accumulated deficit) are recorded in the financial year in which the appropriations (dispositions) are approved at a general meeting of the stockholders.

(m) LEASES

    Noncancelable lease transactions at MMC and its domestic consolidated subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or capital leases, except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as capital leases. Ownership of the leased property is deemed to be transferred to the lessee, if any of the following conditions are met: (i) the lease agreement provides for an ownership transfer provision,
(ii) the lease agreement provides a bargain purchase option, or (iii) the leased assets are specifically designed for MMC or any of its subsidiaries.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    Noncancelable lease transactions at the foreign subsidiaries except for operating leases are capitalized.

(n) RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are generally expensed when incurred. As a result of the transitional treatment of the accounting standard, "Accounting Standard for Research and Development Costs", newly applied in the year ended March 31, 2000, previously capitalized research and development costs continue to be amortized. Further, certain foreign subsidiaries capitalize and amortize research and development costs.

(o) DERIVATIVE FINANCIAL INSTRUMENTS

    MMC and its consolidated subsidiaries are exposed to risks arising from fluctuations in foreign currency exchange rates and interest rates. In order to manage those risks, MMC and its consolidated subsidiaries enter into various derivative agreements including forward foreign exchange contracts and interest rate swaps. Forward foreign exchange contracts are utilized to manage risks arising from forecasted export of finished goods and related foreign currency receivables. Interest rate swaps are utilized to manage interest rate risk for debts. MMC and its consolidated subsidiaries do not utilize derivatives for trading purposes.

    Forward foreign exchange contracts related to forecasted export of finished goods are accounted for using deferral hedge accounting. Deferral hedge accounting requires unrealized gains or losses to be deferred as liabilities or assets. See Note 2.

    MMC and its consolidated subsidiaries have also developed a hedging policy to control various aspects of the derivative transactions including authorization levels and transaction volumes. Based on this policy, MMC and its consolidated subsidiaries hedge, within certain limits, the risks arising from changes in foreign currency exchange rates and interest rates. MMC and its consolidated subsidiaries review, each month, the effectiveness of all hedging policies considering the cumulative cash flows and changes in the market.

2. CHANGE IN ACCOUNTING POLICY

(a) ACCOUNTING FOR FORWARD FOREIGN EXCHANGE CONTRACTS

    In the year ended March 31, 2002, MMC changed its accounting for sales denominated in foreign currencies and related forward foreign exchange contracts qualifying as hedges. In the year ended March 31, 2001, sales and related receivables hedged by qualified forward foreign exchange contracts were translated at the corresponding foreign exchange contract rates. Effective
April 1, 2001, sales are translated into Japanese yen at the exchange rates in effect at the dates they are transacted, and related receivables are translated at the exchange rates in effect at the balance sheet date, while forward foreign exchange contracts qualifying as hedges on those sales transactions are recognized at their fair value at the balance sheet date and changes in fair values are charged to earnings. This change was made as MMC developed its internal systems to meet the requirements of the new accounting method that is defined as standard accounting treatment. As a result of this change, compared to the same method applied to the prior year's consolidated financial statements, operating profit increased by [JPY]12,299 million
($92,300 thousand), and loss before income taxes and minority interests decreased by [JPY]159 million ($1,193 thousand). The effects on the segment information are stated in the Note 13.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

3. NEW ACCOUNTING STANDARDS

(a) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    During the year ended March 31, 2002, MMC's consolidated subsidiaries domiciled in the United States of America adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Upon adoption of these statements in the United States, MMC recorded a total net loss of [JPY]3,892 million ($32,023 thousand) in the consolidated statement of operations for the year ended March 31, 2002, which includes a net transition loss of [JPY]946 million ($7,100 thousand).

(b) ACCOUNTING FOR SALES INCENTIVES

    In May 2000, the Emerging Issues Task Force in the United States of America reached a final consensus on Issue No. 00-14 ("EITF 00-14"), "Accounting for Certain Sales Incentives". EITF 00-14 requires that the cost of incentives be recognized at the date of sale and classified as a reduction of revenue. Certain consolidated subsidiaries domiciled in the United States of America recognize sales incentives that are in substance sales discounts as a reduction of revenue since April 1, 2001. In prior years, those sales incentives had been included in selling, general and administrative expenses. As a result of adoption of EITF 00-14, compared to the same method applied to the prior year's consolidated financial statements, gross profit decreased by [JPY]49,751 million
($373,366 thousand) with no effect on operating profit. Prior year's consolidated financial statements have not been reclassified. The effects on the segment information are stated in the Note 13.

(c) ACCOUNTING STANDARD FOR RETIREMENT BENEFITS

    Effective the year ended March 31, 2001, MMC and its domestic consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Retirement Benefits". In accordance with this standard, the accrual for retirement benefits for employees is provided based on the projected retirement benefit obligation and the pension assets. In prior years, the retirement benefits had been provided as 40% of the retirement benefits payable at the year-end for employees who terminate services voluntarily. As a result of the adoption of this standard, retirement benefit costs increased by [JPY]116,984 million, and loss before income taxes and minority interests increased by [JPY]117,569 million in the year ended March 31, 2001.

(d) ACCOUNTING STANDARD FOR FINANCIAL INSTRUMENTS

    A new accounting standard, "Accounting Standard for Financial Instruments", which became effective April 1, 2000, requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the new standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in stockholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

    As of April 1, 2000, MMC and its domestic consolidated subsidiaries assessed their intent to hold their investments in securities and classified their investments as "held-to-maturity securities" or "other securities" and accounted for the securities at March 31, 2001 in accordance with the new standard referred to above. As a result of the adoption of this standard, securities in current assets decreased by [JPY]51,475 million and investment securities increased by [JPY]51,475 million at April 1, 2000.

    The effect of the adoption of this new standard for financial instruments was to increase loss before income taxes and minority interests by [JPY]9,680 million for the year ended March 31, 2001.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

(e) ACCOUNTING STANDARD FOR FOREIGN CURRENCY TRANSACTIONS

    A revised accounting standard, "Accounting Standard for Foreign Currency Transactions", became effective April 1, 2000. As a result of translating the long-term foreign loan receivable using the foreign exchange rate at the balance sheet date, foreign exchange loss and loss before income taxes and minority interests increased by [JPY]224 million. Translation adjustments were classified in "Assets" in the consolidated balance sheet at March 31, 2000. Effective for the year ended March 31, 2001, they are included in "Stockholders' equity" and "Minority interests".

4. U.S. DOLLAR AMOUNTS

    The U.S. dollar amounts in the accompanying consolidated financial statements are unaudited and are included, solely for convenience, at [JPY]133.25 = U.S.$1.00, the exchange rate prevailing on March 31, 2002. The translation should not be construed as a representation that the yen amounts represent or have been, or could be, converted into U.S. dollars at that or any other rate.

5. ACCOUNTS AND LOANS RECEIVABLE SOLD TO OTHERS

    MMC and its subsidiaries sell trade receivables to third parties without recourse, which are deducted from "Trade notes and accounts receivable" in the consolidated balance sheets. The outstanding balances of trade receivables sold to third parties totaled [JPY]95,985 million ($720,338 thousand) and [JPY]99,201 million as of March 31, 2002 and 2001, respectively.

    A subsidiary of MMC domiciled in the United States of America also sells retail and wholesale finance receivables to third parties without recourse, which are also deducted from "Short-term loans" and "Long-term loans" in the consolidated balance sheets. The outstanding balances of those receivables sold to third parties totaled [JPY]838,353 million ($6,291,580 thousand) and [JPY]493,562 million as of March 31, 2002 and 2001, respectively.

6. INVENTORIES

    Inventories at March 31, 2002 and 2001 consisted of the following:

                                                                 MARCH 31,
                                             -------------------------------------------------
                                                  2002              2001             2002
                                             ---------------   ---------------   -------------
                                                   (IN MILLIONS OF YEN)               (IN
                                                                                 THOUSANDS OF
                                                                                 U.S. DOLLARS)
Finished products..........................  [JPY]   188,456   [JPY]   225,577    $1,414,304
Raw materials..............................           39,010            38,903       292,758
Work in process............................           76,950            86,326       577,486
                                             ---------------   ---------------    ----------
                                             [JPY]   304,418   [JPY]   350,807    $2,284,563
                                             ===============   ===============    ==========

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

7. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at March 31, 2002 and 2001 consisted of the following:

                                                               MARCH 31,
                                       ----------------------------------------------------------
                                              2002                 2001                2002
                                       ------------------   ------------------   ----------------
                                                (IN MILLIONS OF YEN)              (IN THOUSANDS
                                                                                 OF U.S. DOLLARS)
Land.................................  [JPY]      370,097   [JPY]      409,082     $  2,777,463
Buildings and structures.............             542,760              540,527        4,073,246
Machinery and equipment..............           1,879,292            1,837,419       14,103,505
Construction in progress.............              38,802               34,760          291,197
                                       ------------------   ------------------     ------------
                                                2,830,952            2,821,790       21,245,418
Accumulated depreciation.............          (1,611,483)          (1,551,610)     (12,093,681)
                                       ------------------   ------------------     ------------
Property, plant and equipment, net...  [JPY]    1,219,469   [JPY]    1,270,179     $  9,151,737
                                       ==================   ==================     ============

8. INVESTMENTS

    Held-to-maturity securities and other securities at March 31, 2002 and 2001 were as follows:

                                                                                MARCH 31,
                                        -----------------------------------------------------------------------------------------
                                                           2002                                          2001
                                        ------------------------------------------   --------------------------------------------
                                                                           NET                                            NET
                                          CARRYING        ESTIMATED     UNREALIZED      CARRYING        ESTIMATED      UNREALIZED
                                           AMOUNT        FAIR VALUE        GAIN          AMOUNT         FAIR VALUE        GAIN
                                        -------------   -------------   ----------   --------------   --------------   ----------
                                                                          (IN MILLIONS OF YEN)
Held-to-maturity securities:
  Securities with market value........  [JPY]    336    [JPY]    337    [JPY]   1    [JPY]      173   [JPY]     175    [JPY]   2
  Securities without market value.....         5,851           5,851           --            15,338          15,338           --
                                        -------------   -------------   ---------    --------------   --------------   ---------
Total held-to-maturity securities.....  [JPY]  6,187    [JPY]  6,188    [JPY]   1    [JPY]   15,511   [JPY]  15,513    [JPY]   2
                                        =============   =============   =========    ==============   ==============   =========

                                                        MARCH 31,
                                       --------------------------------------------
                                                           2002
                                       --------------------------------------------
                                                                            NET
                                          CARRYING        ESTIMATED      UNREALIZED
                                           AMOUNT         FAIR VALUE        GAIN
                                       --------------   --------------   ----------
                                              (IN THOUSANDS OF U.S. DOLLARS)
Held-to-maturity securities:
  Securities with market value.......  $        2,522   $        2,529   $       7
  Securities without market value....          43,910           43,910          --
                                       --------------   --------------   ---------
Total held-to-maturity securities....  $       46,432   $       46,439   $       7
                                       ==============   ==============   =========

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                                                          MARCH 31,
                            -----------------------------------------------------------------------------------------------------
                                                  2002                                                2001
                            -------------------------------------------------   -------------------------------------------------
                                                                    NET                                                 NET
                             ACQUISITION        CARRYING         UNREALIZED      ACQUISITION        CARRYING         UNREALIZED
                                 COST            AMOUNT             GAIN             COST            AMOUNT             GAIN
                            --------------   ---------------   --------------   --------------   ---------------   --------------
                                                                    (IN MILLIONS OF YEN)
Other securities:
  Securities with market
    value.................  [JPY]  56,483    [JPY]   116,423   [JPY]  59,940    [JPY]  66,357    [JPY]   125,363   [JPY]   59,005
  Securities without
    market value..........          8,317              8,317              --            8,683              8,683               --
                            --------------   ---------------   --------------   --------------   ---------------   --------------
Total other securities....  [JPY]  64,800    [JPY]   124,740   [JPY]  59,940    [JPY]  75,041    [JPY]   134,046   [JPY]   59,005
                            ==============   ===============   ==============   ==============   ===============   ==============

                                                 MARCH 31,
                            ---------------------------------------------------
                                                   2002
                            ---------------------------------------------------
                                                                      NET
                              ACQUISITION        CARRYING         UNREALIZED
                                 COST             AMOUNT             GAIN
                            ---------------   ---------------   ---------------
                                      (IN THOUSANDS OF U.S. DOLLARS)
Other securities:
  Securities with market
    value.................  $      423,887    $       873,719   $       449,831
  Securities without
    market value..........          62,417             62,417                --
                            ---------------   ---------------   ---------------
Total other securities....  $      486,303    $       936,134   $       449,831
                            ===============   ===============   ===============

    Investment in unconsolidated subsidiaries and affiliates, and investment in securities were as follows:

                                                                MARCH 31,
                                           ----------------------------------------------------
                                                2002              2001               2002
                                           ---------------   ---------------   ----------------
                                                 (IN MILLIONS OF YEN)          (IN THOUSANDS OF
                                                                                U.S. DOLLARS)
Investment in unconsolidated subsidiaries
  and affiliates.........................  [JPY]    43,085   [JPY]    38,183      $  323,340
Investment in securities.................          124,742           134,046         936,150
                                           ---------------   ---------------      ----------
                                           [JPY]   167,828   [JPY]   172,229      $1,259,497
                                           ===============   ===============      ==========

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

    Short-term borrowings at March 31, 2002 and 2001 consisted of the following:

                                                                MARCH 31,
                                           ----------------------------------------------------
                                                2002              2001               2002
                                           ---------------   ---------------   ----------------
                                                 (IN MILLIONS OF YEN)          (IN THOUSANDS OF
                                                                                U.S. DOLLARS)
Loans, principally from banks............  [JPY]   678,852   [JPY]   531,718      $5,094,574
Commercial paper.........................           79,939            22,950         599,917
                                           ---------------   ---------------      ----------
                                           [JPY]   758,791   [JPY]   554,668      $5,694,492
                                           ===============   ===============      ==========

    Long-term debt at March 31, 2002 and 2001 consisted of the following:

                                                                                MARCH 31,
                                                           ----------------------------------------------------
                                                                2002              2001               2002
                                                           ---------------   ---------------   ----------------
                                                                 (IN MILLIONS OF YEN)          (IN THOUSANDS OF
                                                                                                U.S. DOLLARS)
Loans, principally from banks and insurance companies due
  through 2022 at rates averaging 2.8% in 2002 and 3.8%
  in 2001:
  Secured................................................  [JPY]   111,946   [JPY]   115,793      $   840,120
  Unsecured..............................................          145,440           250,037        1,091,482
2.15% bonds due 2001.....................................               --            13,600               --
1.9% bonds due 2001......................................               --            26,100               --
2.25% bonds due 2002.....................................           20,000            20,000          150,094
2.4% bonds due 2003......................................           29,500            29,500          221,388
2.7% bonds due 2004......................................           20,000            20,000          150,094
3.1% bonds due 2007......................................            8,700             8,700           65,291
3.3% bonds due 2009......................................           26,400            26,400          198,124
0.4% convertible bonds due 2003..........................           80,094            80,094          601,081
1.7% convertible bonds due 2003..........................           19,200            19,200          144,090
Euro medium-term notes due through 2003 at rates ranging
  from 0.5% to 5.1% in 2002 and from 4.3% to 8.1% in
  2001...................................................           84,521           220,101          634,304
                                                           ---------------   ---------------      -----------
                                                                   545,801           829,525        4,096,068
Less current portion.....................................         (256,279)         (284,501)      (1,923,295)
                                                           ---------------   ---------------      -----------
                                                           [JPY]   289,522   [JPY]   545,025      $ 2,172,773
                                                           ===============   ===============      ===========

    The 0.4% unsecured convertible bonds due 2003 are convertible through March 28, 2003 into shares of common stock of MMC at [JPY]887 ($6.66) per share. At March 31, 2002, if all the outstanding convertible bonds had been converted at the current conversion price, 90,297 thousand new shares would have been issuable. The conversion price is subject to adjustment in certain cases including stock splits.

    The 1.7% unsecured convertible bonds due 2003 are convertible through April 28, 2003 into shares of common stock of MMC at [JPY]405 ($3.04) per share. At March 31, 2002, if all the outstanding convertible bonds had been converted at the current conversion price, 47,407 thousand new shares would have been issuable. The conversion price is subject to adjustment in certain cases including stock splits.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    The maturities of long-term debt are summarized as follows:

                                                   (IN MILLIONS OF   (IN THOUSANDS OF
YEAR ENDING MARCH 31,                                   YEN)          U.S. DOLLARS)
---------------------                              ---------------   ----------------
2003.............................................  [JPY]  256,279       $1,923,295
2004.............................................         114,974          862,844
2005.............................................          66,533          499,310
2006.............................................          25,135          188,630
2007.............................................          15,280          114,672
Thereafter.......................................          67,598          507,302
                                                   ---------------      ----------
Total............................................  [JPY]  545,801       $4,096,068
                                                   ===============      ==========

    Non-interest bearing long-term debt is mainly due to Dutch State and Volvo Car Corporation. The maturities of non-interest bearing long-term debt are summarized as follows:

                                                   (IN MILLIONS OF   (IN THOUSANDS OF
YEAR ENDING MARCH 31,                                   YEN)          U.S. DOLLARS)
---------------------                              ---------------   ----------------
2003.............................................  [JPY]   14,803        $111,092
2004.............................................          25,906         194,417
2005.............................................          14,803         111,092
                                                   --------------        --------
Total............................................  [JPY]   55,512        $416,600
                                                   ==============        ========

    Assets pledged as collateral for short-term borrowings, long-term debt and guarantees at March 31, 2002 and 2001 were as follows:

                                                                MARCH 31,
                                           ----------------------------------------------------
                                                2002              2001               2002
                                           ---------------   ---------------   ----------------
                                                 (IN MILLIONS OF YEN)          (IN THOUSANDS OF
                                                                                U.S. DOLLARS)
Trade notes receivable...................  [JPY]    33,363   [JPY]    53,357      $  250,379
Investments..............................           38,051            45,542         285,561
Property, plant and equipment, net.......          138,688           141,020       1,040,811
Other....................................            2,043             4,059          15,332
                                           ---------------   ---------------      ----------
                                           [JPY]   212,146   [JPY]   243,979      $1,592,090
                                           ===============   ===============      ==========

10. CONTINGENT LIABILITIES

    Notes discounted in the ordinary course of business amounted to [JPY]141 million ($1,058 thousand) at March 31, 2002. Notes endorsed amounted to [JPY]131 million ($983 thousand) at March 31, 2002.

    Loan guarantees given in the ordinary course of business amounted to [JPY]22,659 million ($170,049 thousand) at March 31, 2002. Agreements similar to guarantees given in the ordinary course of business amounted to [JPY]3,744 million ($28,098 thousand) at March 31, 2002.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

11. OTHER INCOME AND EXPENSES

    Other income and expenses for the years ended March 31, 2002 and 2001 consisted of the following:

                                                           YEAR ENDED MARCH 31,
                                           -----------------------------------------------------
                                                2002               2001               2002
                                           ---------------   ----------------   ----------------
                                                  (IN MILLIONS OF YEN)          (IN THOUSANDS OF
                                                                                 U.S. DOLLARS)
Gain on sales of investments in
  securities.............................  [JPY]     3,977   [JPY]      7,750       $  29,846
Gain (loss) on sales and disposal of
  property, plant and equipment and
  intangible assets......................              266             (3,629)          1,996
Equity in income of affiliates...........            4,352              3,164          32,660
Foreign exchange gain (loss).............          (11,174)                31         (83,857)
Restructuring (expense) reversal.........            1,644           (105,786)         12,338
Costs associated with product recall.....               --            (50,652)             --
Amortization of net retirement benefit
  obligation at transition...............               --           (128,370)             --
Severance payments for early
  retirement.............................          (14,926)                --        (112,015)
Impairment of goodwill...................          (27,285)                --        (204,765)
Other....................................           (7,116)           (32,247)        (53,403)
                                           ---------------   ----------------       ---------
                                           [JPY]   (50,262)  [JPY]   (309,802)      $(377,201)
                                           ===============   ================       =========

    Severance payments for early retirement for the year ended March 31, 2001 are included in the restructuring expense.

12. INCOME TAXES

    MMC and its domestic consolidated subsidiaries are subject to corporation, inhabitants' and enterprise taxes based on taxable income, which, in the aggregate, resulted in a statutory tax rate of approximately 42% for the years ended March 31, 2002 and 2001. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

    The effective tax rates reflected in the consolidated statements of operations for the years ended March 31, 2002 and 2001 differ from the statutory tax rate for the following reasons:

                                                                  YEAR ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                (%)        (%)
Statutory income tax rate for MMC...........................    (41.7)    (41.8)
Income (loss) at subsidiaries...............................     (9.4)     11.3
Increase (decrease) in valuation allowance..................     12.4      (0.2)
Equity in income in affiliates..............................     (4.5)     (0.2)
Impairment of goodwill......................................     39.8       2.5
Increase by tax effect of subsidiaries in North America.....   (130.1)       --
Other.......................................................     (0.3)      1.7
                                                               ------     -----
Income taxes as a percentage of loss before income taxes and
  minority interests........................................   (133.8)    (26.7)
                                                               ======     =====

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    The significant components of deferred tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

                                                                MARCH 31,
                                          ------------------------------------------------------
                                                2002               2001               2002
                                          ----------------   ----------------   ----------------
                                                 (IN MILLIONS OF YEN)           (IN THOUSANDS OF
                                                                                 U.S. DOLLARS)
Deferred tax assets:
  Net operating loss carry forward......  [JPY]    134,409   [JPY]    145,671      $1,008,698
  Accrued retirement benefits...........            50,337             57,412         377,764
  Other.................................           160,652            102,074       1,205,644
  Less valuation allowance..............          (120,596)          (109,507)       (905,036)
                                          ----------------   ----------------      ----------
Total deferred tax assets...............           224,803            195,650       1,687,077
Deferred tax liabilities:
  Reserves under the Special Taxation
    Measures Law........................           (16,822)           (20,158)       (126,244)
  Differences between cost of
    investments and underlying net
    equity at fair value................           (17,858)           (19,575)       (134,019)
  Accelerated depreciation..............           (13,710)           (20,657)       (102,889)
  Other.................................           (30,023)           (45,982)       (225,313)
                                          ----------------   ----------------      ----------
Total deferred tax liabilities..........           (78,415)          (106,375)       (588,480)
                                          ----------------   ----------------      ----------
Net deferred tax assets.................  [JPY]    146,387   [JPY]     89,275      $1,098,589
                                          ================   ================      ==========

    Deferred tax assets and liabilities at March 31, 2002 and 2001 are included in the consolidated balance sheets as follows:

                                                           YEAR ENDED MARCH 31,
                                           ----------------------------------------------------
                                                2002              2001               2002
                                           ---------------   ---------------   ----------------
                                                 (IN MILLIONS OF YEN)          (IN THOUSANDS OF
                                                                                U.S. DOLLARS)
Current assets...........................  [JPY]    71,692   [JPY]    97,102      $  538,026
Investments and other non-current
  assets.................................           91,913            11,261         689,779
Other current liabilities................              (33)              (25)           (248)
Other non-current liabilities............          (17,184)          (19,062)       (128,961)
                                           ---------------   ---------------      ----------
Net deferred tax assets..................  [JPY]   146,387   [JPY]    89,275      $1,098,589
                                           ===============   ===============      ==========

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

13. SEGMENT INFORMATION

(a) BUSINESS SEGMENTS

    The business segment information for MMC and its consolidated subsidiaries for the years ended March 31, 2002 and 2001 are summarized as follows:

                                                                           YEAR ENDED MARCH 31,
                                                         --------------------------------------------------------
                                                               2002                2001                2002
                                                         -----------------   -----------------   ----------------
                                                                 (IN MILLIONS OF YEN)             (IN THOUSANDS
                                                                                                 OF U.S. DOLLARS)
Revenue, net:
  Automobiles..........................................  [JPY]   3,106,403   [JPY]   3,194,059     $23,312,593
  Financial services...................................             99,326              93,962         745,411
                                                         -----------------   -----------------     -----------
    Total..............................................          3,205,730           3,288,022      24,058,011
  Intersegment.........................................             (5,030)            (11,305)        (37,749)
                                                         -----------------   -----------------     -----------
    Consolidated.......................................  [JPY]   3,200,699   [JPY]   3,276,716     $24,020,255
                                                         =================   =================     ===========
Operating profit (loss):
  Automobiles..........................................  [JPY]      49,877   [JPY]     (70,527)    $   374,311
  Financial services...................................             (5,008)                365         (37,583)
                                                         -----------------   -----------------     -----------
    Total..............................................             44,869             (70,161)        336,728
  Intersegment.........................................             (4,641)             (3,703)        (34,829)
                                                         -----------------   -----------------     -----------
    Consolidated.......................................  [JPY]      40,227   [JPY]     (73,865)    $   301,891
                                                         =================   =================     ===========
Total assets:
  Automobiles..........................................  [JPY]   2,504,608   [JPY]   2,587,864     $18,796,308
  Financial services...................................            513,670             448,104       3,854,934
                                                         -----------------   -----------------     -----------
    Total..............................................          3,018,278           3,035,968      22,651,242
  Corporate and eliminations...........................           (123,717)            (54,300)       (928,458)
                                                         -----------------   -----------------     -----------
    Consolidated.......................................  [JPY]   2,894,560   [JPY]   2,981,668     $21,722,777
                                                         =================   =================     ===========
Depreciation:
  Automobiles..........................................  [JPY]     100,500   [JPY]     113,648     $   754,221
  Financial services...................................             46,036              40,949         345,486
                                                         -----------------   -----------------     -----------
    Consolidated.......................................  [JPY]     146,537   [JPY]     154,598     $ 1,099,715
                                                         =================   =================     ===========
Capital expenditures:
  Automobiles..........................................  [JPY]      64,842   [JPY]      75,102     $   486,619
  Financial services...................................             93,657             111,251         702,867
                                                         -----------------   -----------------     -----------
    Consolidated.......................................  [JPY]     158,500   [JPY]     186,353     $ 1,189,493
                                                         =================   =================     ===========

    As a result of a change in accounting for sales in foreign currencies and related forward foreign exchange contracts qualified as hedges as explained in
Note 2, compared to the same method applied to the prior year's consolidated financial statements, operating profit increased by [JPY]12,299 million ($92,300 thousand) in "automobiles" segment in the year ended March 31, 2002.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    As a result of a change in accounting for sales incentives as explained in
Note 3(b), compared to the same method applied to the prior year's consolidated financial statements, net sales decreased by [JPY]49,751 million
($373,366 thousand) with no effect on operating profit in "automobiles" segment in the year ended March 31, 2002.

(b) GEOGRAPHICAL SEGMENTS

    The geographical segment information for MMC and its consolidated subsidiaries for the years ended March 31, 2002 and 2001 are summarized as follows:

                                                          YEAR ENDED MARCH 31,
                                        --------------------------------------------------------
                                              2002                2001                2002
                                        -----------------   -----------------   ----------------
                                                (IN MILLIONS OF YEN)            (IN THOUSANDS OF
                                                                                 U.S. DOLLARS)
Revenue, net:
  Japan...............................  [JPY]   2,198,819   [JPY]   2,436,967      $16,501,456
  North America.......................            896,668             911,158        6,729,216
  Europe..............................            543,107             395,265        4,075,850
  Asia................................            157,693             152,903        1,183,437
  Other areas.........................            228,385             230,257        1,713,959
                                        -----------------   -----------------      -----------
    Total.............................          4,024,673           4,126,553       30,203,925
  Interarea...........................           (823,974)           (849,837)      (6,183,670)
                                        -----------------   -----------------      -----------
    Consolidated......................  [JPY]   3,200,699   [JPY]   3,276,716      $24,020,255
                                        =================   =================      ===========
Operating profit (loss):
  Japan...............................  [JPY]      22,795   [JPY]     (61,246)     $   171,069
  North America.......................             45,538              33,559          341,749
  Europe..............................            (17,971)            (30,278)        (134,867)
  Asia................................                492              (1,901)           3,692
  Other areas.........................             (2,298)             (9,075)         (17,246)
                                        -----------------   -----------------      -----------
    Total.............................             48,557             (68,942)         364,405
  Interarea...........................             (8,329)             (4,922)         (62,507)
                                        -----------------   -----------------      -----------
    Consolidated......................  [JPY]      40,227   [JPY]     (73,865)     $   301,891
                                        =================   =================      ===========
Total assets:
  Japan...............................  [JPY]   2,175,866   [JPY]   2,289,550      $16,329,201
  North America.......................            843,977             701,803        6,333,786
  Europe..............................            222,648             255,638        1,670,904
  Asia................................            100,146              90,144          751,565
  Other areas.........................            109,460             118,919          821,463
                                        -----------------   -----------------      -----------
    Total.............................          3,452,099           3,456,055       25,906,934
  Interarea...........................           (557,538)           (474,386)      (4,184,150)
                                        -----------------   -----------------      -----------
    Consolidated......................  [JPY]   2,894,560   [JPY]   2,981,668      $21,722,777
                                        =================   =================      ===========

    As a result of a change in accounting for sales in foreign currencies and related forward foreign exchange contracts qualified as hedges as explained in
Note 2, compared to the same method applied to the prior year's consolidated financial statements, operating profit increased by [JPY]12,299 million ($92,300 thousand) in "Japan" segment in the year ended March 31, 2002.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    As a result of a change in accounting for sales incentives as explained in
Note 3(b), compared to the same method applied to the prior year's consolidated financial statements, net sales decreased by [JPY]49,751 million
($373,366 thousand) with no effect on operating profit in "North America" segment in the year ended March 31, 2002.

(c) OVERSEAS REVENUE

    Overseas sales, which include export sales of MMC and its domestic consolidated subsidiaries and sales (other than exports to Japan) of the foreign consolidated subsidiaries for the years ended March 31, 2002 and 2001 are summarized as follows:

                                                          YEAR ENDED MARCH 31,
                                        --------------------------------------------------------
                                              2002                2001                2002
                                        -----------------   -----------------   ----------------
                                                (IN MILLIONS OF YEN)            (IN THOUSANDS OF
                                                                                 U.S. DOLLARS)
Overseas revenue:
  North America.......................  [JPY]     891,696   [JPY]     911,481      $ 6,691,902
  Europe..............................            540,690             404,920        4,057,711
  Asia................................            261,359             312,038        1,961,418
  Other areas.........................            330,441             354,847        2,479,857
                                        -----------------   -----------------      -----------
    Total.............................  [JPY]   2,024,187   [JPY]   1,983,287      $15,190,897
                                        =================   =================      ===========
Consolidated revenue, net.............  [JPY]   3,200,699   [JPY]   3,276,716      $24,020,255
                                        =================   =================      ===========

                                                (%)                 (%)
                                         -----------------   -----------------
Overseas revenue as a percentage of
  consolidated revenue:
  North America........................               27.8                27.8
  Europe...............................               16.9                12.4
  Asia.................................                8.2                 9.5
  Other areas..........................               10.3                10.8
                                         -----------------   -----------------
    Total..............................               63.2                60.5
                                         =================   =================

14. DERIVATIVE FINANCIAL INSTRUMENTS

    MMC and its consolidated subsidiaries utilize derivative financial instruments such as forward foreign exchange contracts and interest rate swaps for the purpose of hedging exposure to adverse fluctuations in foreign currency exchange rates and interest rates in the normal course of business. MMC does not enter into such transactions for speculative or trading purposes.

    MMC and its consolidated subsidiaries are exposed to the risk of credit loss in the event of nonperformance by the counterparties to the derivatives, but any such loss would not be expected to be material because MMC enters into derivative transactions only with financial institutions with high credit ratings. The notional amounts of the derivative financial instruments do not necessarily represent the amounts exchanged by the parties and, therefore, are not a direct measure of MMC's risk exposure in connection with derivatives.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    Summarized below are the notional amounts and the estimated fair value of the derivative positions, except for those accounted for as hedges, outstanding at March 31, 2002 and 2001:

                                                                          MARCH 31,
                             ----------------------------------------------------------------------------------------------------
                                                    2002                                               2001
                             ---------------------------------------------------  -----------------------------------------------
                                 NOTIONAL            FAIR          UNREALIZED        NOTIONAL           FAIR         UNREALIZED
                                  AMOUNT            VALUE          GAIN (LOSS)        AMOUNT            VALUE        GAIN (LOSS)
                             ----------------  ----------------  ---------------  ---------------  ---------------  -------------
                                                                     (IN MILLIONS OF YEN)
Forward foreign exchange
  contracts:
  Sell:
    US $...................  [JPY]     72,701  [JPY]     74,137  [JPY]   (1,435)  [JPY]    10,422  [JPY]    10,740  [JPY]    (317)
    Euro...................           112,754           118,833          (6,079)               --               --             --
    [GBP]..................             1,250             1,254              (4)               --               --             --
  Buy:
    US.....................            46,115            46,416             300                --               --
    Euro...................             3,471             3,483              11                --               --             --
                             ----------------  ----------------  ---------------  ---------------  ---------------  -------------
Total......................  [JPY]    236,294  [JPY]    244,125  [JPY]   (7,207)  [JPY]    10,422  [JPY]    10,740  [JPY]    (317)
                             ================  ================  ===============  ===============  ===============  =============

                                                 MARCH 31,
                                   -------------------------------------
                                                   2002
                                   -------------------------------------
                                    NOTIONAL       FAIR      UNREALIZED
                                     AMOUNT       VALUE      GAIN (LOSS)
                                   ----------   ----------   -----------
                                      (IN THOUSANDS OF U.S. DOLLARS)
Forward foreign exchange
  contracts:
  Sell:
    US $.........................  $  545,598   $  556,375    $(10,769)
    Euro.........................     846,184      891,805     (45,621)
    [GBP]........................       9,381        9,411         (30)
  Buy:
    US $.........................     346,079      348,338       2,251
    Euro.........................      26,049       26,139          83
                                   ----------   ----------    --------
Total............................  $1,773,313   $1,832,083    $(54,086)
                                   ==========   ==========    ========

                                                                          MARCH 31,
                             ----------------------------------------------------------------------------------------------------
                                                    2002                                               2001
                             ---------------------------------------------------  -----------------------------------------------
                                 NOTIONAL            FAIR          UNREALIZED        NOTIONAL           FAIR         UNREALIZED
                                  AMOUNT            VALUE          GAIN (LOSS)        AMOUNT            VALUE        GAIN (LOSS)
                             ----------------  ----------------  ---------------  ---------------  ---------------  -------------
                                                                     (IN MILLIONS OF YEN)
Interest rate swaps:
  Receive-fixed,
    pay-floating...........  [JPY]         --  [JPY]         --  [JPY]       --   [JPY]       460  [JPY]         3  [JPY]       3
  Pay-fixed,
    receive-floating.......            78,694            (4,571)         (4,571)           13,000             (916)          (916)
                             ----------------  ----------------  ---------------  ---------------  ---------------  -------------
Total......................  [JPY]     78,694  [JPY]     (4,571) [JPY]   (4,571)  [JPY]    13,460  [JPY]      (912) [JPY]    (912)
                             ================  ================  ===============  ===============  ===============  =============

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                                         MARCH 31,
                                           -------------------------------------
                                                           2002
                                           -------------------------------------
                                            NOTIONAL       FAIR      UNREALIZED
                                             AMOUNT       VALUE      GAIN (LOSS)
                                           ----------   ----------   -----------
                                              (IN THOUSANDS OF U.S. DOLLARS)
Interest rate swaps:
  Receive-fixed, pay-floating............  $       --   $       --    $     --
  Pay-fixed, receive-floating............     590,574      (34,304)    (34,304)
                                           ----------   ----------    --------
Total....................................  $  590,574   $  (34,304)   $(34,304)
                                           ==========   ==========    ========

15. LEASES

AS LESSEE

    MMC and its consolidated subsidiaries lease certain property, plant and equipment. For the years ended March 31, 2002 and 2001, finance leases, except for agreements which stipulate the transfer of title of the assets to the lessee, were as follows:

                                                                   MARCH 31,
                                                 ---------------------------------------------
                                                      2002              2001           2002
                                                 ---------------   ---------------   ---------
                                                       (IN MILLIONS OF YEN)             (IN
                                                                                     THOUSANDS
                                                                                      OF U.S.
                                                                                     DOLLARS)
Finance lease obligations:
  Due within 1 year............................  [JPY]    20,233   [JPY]    22,918   $151,842
  Due after 1 year.............................           37,882            44,670    284,293
                                                 ---------------   ---------------   --------
Total..........................................  [JPY]    58,116   [JPY]    67,588   $436,143
                                                 ===============   ===============   ========

    At March 31, 2002 and 2001, the equivalent of the acquisition cost of finance lease transactions, except for agreements which stipulate the transfer of title of the assets to the lessee, amounted to [JPY]77,636 million ($582,634 thousand) and [JPY]91,136 million for tools and equipment respectively, and [JPY]31,818 million ($238,784 thousand) and [JPY]31,967 million for others, respectively. At March 31, 2002 and 2001, the total equivalent of the related net book value was [JPY]41,122 million ($308,608 thousand) and [JPY]46,352 million, respectively, that was calculated with deductions of the related accumulated depreciation of [JPY]68,332 million ($512,811 thousand) and [JPY]76,751 million, respectively.

    For the years ended March 31, 2002 and 2001, lease payments for finance lease transactions, except for agreements which stipulate the transfer of title of the assets to the lessee, amounted to [JPY]24,546 million
($184,210 thousand) and [JPY]29,434 million, respectively. The equivalent of the related depreciation for the years ended March 31, 2002 and 2001 amounted to [JPY]20,489 million ($153,764 thousand) and [JPY]25,999 million, respectively. The equivalent of the related interest expense for the years ended March 31, 2002 and 2001 amounted to [JPY]2,158 million ($16,195 thousand) and [JPY]2,786 million, respectively.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    Operating lease transactions entered into as lessee by MMC and its consolidated subsidiaries at March 31, 2002 and 2001 were as follows:

                                                                  MARCH 31,
                                                 -------------------------------------------
                                                      2002             2001          2002
                                                 --------------   --------------   ---------
                                                      (IN MILLIONS OF YEN)            (IN
                                                                                   THOUSANDS
                                                                                    OF U.S.
                                                                                   DOLLARS)
Future minimum lease payments on operating
  leases:
  Due within 1 year............................  [JPY]   11,839   [JPY]   16,227   $ 88,848
  Due after 1 year.............................          74,653           70,638    560,248
                                                 --------------   --------------   --------
Total..........................................  [JPY]   86,493   [JPY]   86,866   $649,103
                                                 ==============   ==============   ========

AS LESSOR

    Operating lease transactions entered into as lessor by MMC and its consolidated subsidiaries at March 31, 2002 and 2001 were as follows:

                                                                 MARCH 31,
                                               ---------------------------------------------
                                                    2002              2001           2002
                                               ---------------   ---------------   ---------
                                                     (IN MILLIONS OF YEN)             (IN
                                                                                   THOUSANDS
                                                                                    OF U.S.
                                                                                   DOLLARS)
Future minimum lease revenue from operating
  leases:
  Due within 1 year..........................  [JPY]    56,879   [JPY]    52,904   $426,859
  Due after 1 year...........................           71,754            67,011    538,492
                                               ---------------   ---------------   --------
Total........................................  [JPY]   128,634   [JPY]   119,916   $965,358
                                               ===============   ===============   ========

16. RETIREMENT BENEFITS

    MMC and its consolidated subsidiaries have several pension plans covering substantially all their employees. The contributory plan includes a portion of the government-sponsored welfare pension benefits which would otherwise be provided by the Japanese government in accordance with the Welfare Pension Insurance Law of Japan. These contributory and noncontributory plans are funded in accordance with the funding requirements set forth in the applicable government regulations.

    The discount rate used to determine the retirement benefit obligation was 2.5% for MMC and its domestic consolidated subsidiaries, 7.3%--7.5% for its foreign consolidated subsidiaries and 3.0% for all consolidated subsidiaries at March 31, 2002 and 2001, respectively. The rate of return on plan assets assumed was 4.0% for MMC and its domestic consolidated subsidiaries, 8.3%--8.5% for its foreign consolidated subsidiaries and 4.0% for MMC and all consolidated subsidiaries for the years ended March 31, 2002 and 2001, respectively.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    The retirement benefit obligation for MMC's and its consolidated subsidiaries' employees' defined benefit plans at March 31, 2002 and 2001 is summarized as follows:

                                                                MARCH 31,
                                           ---------------------------------------------------
                                                 2002               2001             2002
                                           ----------------   ----------------   -------------
                                                  (IN MILLIONS OF YEN)           (IN THOUSANDS
                                                                                    OF U.S.
                                                                                   DOLLARS)
Retirement benefit obligation............  [JPY]   (270,776)  [JPY]   (258,825)   $(2,032,090)
Pension plan assets at fair value........            67,517             53,585        506,694
                                           ----------------   ----------------    -----------
Unfunded status..........................          (203,259)          (205,239)    (1,525,396)
Unrecognized actuarial loss..............            32,589              6,038        244,570
Unrecognized prior service cost..........            (1,957)                 6        (14,687)
                                           ----------------   ----------------    -----------
Net recognized retirement benefit
  obligation.............................          (172,627)          (199,195)    (1,295,512)
Prepaid pension cost.....................             1,322                 --          9,921
                                           ----------------   ----------------    -----------
Accrued retirement benefits..............  [JPY]   (173,950)  [JPY]   (199,195)   $(1,305,441)
                                           ================   ================    ===========

    Accrued retirement benefits include [JPY]2,608 million ($19,572 thousand) and [JPY]3,744 million for directors and corporate auditors of MMC and its domestic consolidated subsidiaries at March 31, 2002 and 2001, respectively.

    Pension expenses for MMC's and its consolidated subsidiaries' employees' retirement defined benefit plans for the years ended March 31, 2002 and 2001 are as follows:

                                                            YEAR ENDED MARCH 31,
                                                --------------------------------------------
                                                     2002             2001           2002
                                                --------------   ---------------   ---------
                                                      (IN MILLIONS OF YEN)            (IN
                                                                                   THOUSANDS
                                                                                    OF U.S.
                                                                                   DOLLARS)
Service cost..................................  [JPY]   15,546   [JPY]    14,406   $116,668
Interest cost.................................           8,213             7,302     61,636
Expected return on plan assets................          (2,829)           (1,697)   (21,231)
Amortization of net retirement benefit
  obligation at transition....................              --           128,370         --
Amortization of actuarial loss................             608                --      4,563
Amortization of prior service cost............             (35)               (5)      (263)
                                                --------------   ---------------   --------
Pension expenses..............................  [JPY]   21,502   [JPY]   148,377   $161,366
                                                ==============   ===============   ========

17. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Interest paid for the years ended March 31, 2002 and 2001 amounted to [JPY]22,435 million ($168,368 thousand) and [JPY]23,037 million, respectively. Income taxes paid for the years ended March 31, 2002 and 2001 amounted to [JPY]11,726 million ($88,000 thousand) and [JPY]6,896 million, respectively.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

18. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES IN JAPAN AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

    As discussed in Note 1(a), MMC and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards in Japan, while its foreign subsidiaries prepare financial statements in conformity with generally accepted accounting principles of their respective countries of domicile or International Accounting Standards ("IAS"). Generally accepted accounting principles and practices in Japan ("Japanese GAAP") do not require MMC's consolidated financial statements to be prepared and presented using the financial accounting standards in Japan for all of its subsidiaries and investee companies. Accordingly, all of MMC's significant foreign subsidiaries and foreign investee companies domiciled in the United States of America, Puerto Rico, the Netherlands, Thailand, Australia and other foreign countries have been included and presented in the MMC's consolidated financial statements using generally accepted accounting principles of their respective countries or IAS. Generally accepted accounting principles in the United States of America ("U.S. GAAP") require that all subsidiaries and affiliates be included and presented in the consolidated financial statements using U.S. GAAP.

    For MMC, its domestic subsidiaries, its domestic investee companies, its non-U.S. foreign subsidiaries and its non-U.S. foreign investee companies, a description of the accounting principles used in the preparation of the consolidated financial statements that differ in certain significant respects from U.S. GAAP follows:

(a) RETIREMENT BENEFITS FOR EMPLOYEES

    Effective April 1, 2000, MMC and its domestic subsidiaries adopted a new Japanese accounting standard "Accounting for Retirement Benefits" which requires the recognition of retirement costs based on the actuarially determined present value of retirement benefit obligations. The transitional difference arising from the adoption of the new accounting standard was charged to earnings in the year of adoption as permitted by Japanese GAAP. Under Japanese GAAP, there is also no requirement to recognize an additional minimum pension liability and related additional intangible asset or other comprehensive income (loss). Further, certain of MMC's foreign subsidiaries account for their retirement benefit plans on a "pay as you go" basis, which is permitted using generally accepted accounting principles of their respective countries of domicile.

    Under U.S. GAAP, MMC and its subsidiaries are required to account for their defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions". As a result of the adoption of SFAS No. 87, U.S. GAAP requires the transition amount to be amortized over the average remaining service period of the employees expected to receive benefits under the plan. Further, U.S. GAAP requires the recognition of an additional minimum pension liability in certain circumstances when an unfunded accumulated benefit obligation exists and does not permit qualifying defined benefit plans to be accounted for on a "pay as you go" basis. These accounting differences resulted in an additional intangible asset, a decrease in deferred tax assets, a decrease in accrued retirement benefits and an increase in stockholders' equity of [JPY]16,888 million ($126,739 thousand), [JPY]9,406 million ($70,589 thousand), [JPY]6,632 million ($49,771 thousand) and [JPY]14,114 million ($105,921 thousand), respectively, at March 31, 2002, and a net increase to the loss before income taxes and minority interests of [JPY]8,224 million ($61,718 thousand) under U.S. GAAP for the year ended
March 31, 2002.

(b) IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

    Under the financial accounting standards in Japan, there is no requirement to recognize impairments with respect to certain long-lived assets. MMC recorded a goodwill impairment charge of [JPY]27,285 million ($204,765 thousand) for the year ended March 31, 2002. Under U.S. GAAP, it was determined that this charge should be classified as a write-off of a minority interest receivable in connection with the purchase of the remaining shares in Mitsubishi Motors Sales of Europe B.V. from Mitsubishi Corporation. This difference in classification had no impact on net income determined in accordance with U.S. GAAP.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    Under U.S. GAAP, MMC and its subsidiaries are required to assess impairment for long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". MMC and certain of its domestic subsidiaries have recognized additional impairment losses under U.S. GAAP primarily for long-lived assets to be disposed of. These accounting differences resulted in a reduction to property, plant and equipment, net by [JPY]6,935 million ($52,045 thousand), an increase in deferred tax assets by [JPY]2,851 million ($21,396 thousand) and a decrease in stockholders' equity by [JPY]4,084 million ($30,649 thousand), respectively, at March 31, 2002, and a net increase to the loss before income taxes and minority interests of [JPY]5,622 million ($42,191 thousand) under U.S. GAAP for the year ended March 31, 2002.

(c) ASSET REVALUATION

    Japanese GAAP permits companies to revalue (i.e., write-up to fair value) certain long-lived assets used for business purposes that are recognized in accordance with laws of each country including Japan. Certain asset revaluation increases have been recorded with an offsetting amount included in the accumulated deficit.

    Under U.S. GAAP, such revaluations are not permitted and long-lived assets are carried at historical cost, less accumulated depreciation and any impairment adjustments. These accounting differences resulted in a reduction to property, plant and equipment, net and a decrease in stockholders' equity by [JPY]4,568 million ($34,281 thousand), respectively, at March 31, 2002, and a net decrease to the loss before income taxes and minority interests of [JPY]40 million ($300 thousand) under U.S. GAAP for the year ended March 31, 2002. These adjustments had no income tax affect because a valuation allowance is provided for the entire deferred tax assets created by these temporary differences under U.S. GAAP

(d) INTEREST COSTS

    Under the financial accounting standards in Japan, there is no specific accounting standard for capitalization of interest costs. Certain of MMC's foreign subsidiaries capitalize interest costs that are expected to be recovered by future net sales as permitted under generally accepted accounting standards in the respective countries of domicile.

    U.S. GAAP requires that interest costs for qualifying assets be capitalized and amortized over the respective estimated useful lives of the qualifying assets. Certain interest costs that have been capitalized and amortized under Japanese GAAP do not qualify for capitalization and amortization under U.S. GAAP. These accounting differences resulted in a reduction to property, plant and equipment, net of [JPY]4,863 million ($36,495 thousand) and a decrease in stockholders' equity of [JPY]4,863 million ($36,495 thousand), respectively, at March 31, 2002, and a net increase to the loss before income taxes and minority interests of [JPY]533 million ($4,000 thousand) under U.S. GAAP for the year ended March 31, 2002. These adjustments had no income tax affect because a valuation allowance is provided for the entire deferred tax assets created by these temporary differences under U.S. GAAP.

(e) LEASES ACCOUNTING

    Under the financial accounting standards in Japan, MMC accounts for finance lease arrangements as operating leases, unless any of the following conditions are met; (i) the lease agreement provides for an ownership transfer provision,
(ii) the lease agreement provides a bargain purchase option, or (iii) the leased assets are specifically designed for MMC or any of its subsidiaries. Lease payments accounted for as operating leases are charged to income when paid. Further, under Japanese GAAP, a lessee is allowed to recognize a gain or loss upon the sale of leased assets in sale and leaseback transaction if a lessee accounts for the finance lease arrangement as an operating lease.

    Under U.S. GAAP, leases that meet one or more of the criteria specified in SFAS No. 13, "Accounting for Leases", as amended, must be classified as a capital lease. In such cases, the lessee must record an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. The asset is then amortized during the lease term to its expected value at the end of the lease. These accounting differences resulted in an increase in property, plant and equipment, net by [JPY]39,026 million

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

($292,878 thousand), an increase to financial and other liabilities by [JPY]56,019 million ($420,405 thousand), an increase in deferred tax assets by [JPY]6,031 million ($45,261 thousand) and a decrease in stockholders' equity by [JPY]10,962 million ($82,266 thousand), respectively, at March 31, 2002, and a net decrease to the loss before income taxes and minority interests of [JPY]1,898 million ($14,244 thousand) under U.S. GAAP for the year ended
March 31, 2002.

    During the year ended March 31, 2002, MMC sold certain land to Special Purpose Entities ("SPE's") and then leased the land back as a lessee. Under Japanese GAAP, transfers of land to SPE's are recognized as sales if the risks of ownership of the land are transferred and, the transferor does not consolidate the SPE's if the SPE's act within their stated objectives.

    Under U.S. GAAP, these transactions did not qualify for sale-leaseback accounting because of the nature of MMC's continuing involvement with the SPE's. Under U.S. GAAP, these transactions are accounted for as a financing. This accounting difference resulted in an increase in property, plant and equipment, net of [JPY]40,409 million ($303,257 thousand), a decrease in prepaid expenses and other current assets of [JPY]49 million ($368 thousand), an increase to financial liabilities of [JPY]43,614 million ($327,309 thousand), an increase in deferred tax assets of [JPY]872 million ($6,544 thousand), and a decrease in stockholders' equity of [JPY]2,382 million ($17,876 thousand), respectively, at March 31, 2002, and a net increase to the loss before income taxes and minority interests of [JPY]2,219 million ($16,653 thousand), and a decrease to minority interests of [JPY]68 million ($510 thousand) under U.S. GAAP for the year ended March 31, 2002.

(f) COMPENSATED ABSENCES

    Under the financial accounting standards in Japan and under generally accepted accounting principles in certain non-U.S. foreign countries, there is no specific accounting standard for compensated absences and recognition of such liabilities is not generally practiced in Japan.

    Under U.S. GAAP, MMC and its subsidiaries are generally required to accrue a liability for employees' rights to receive compensation for future absences when certain conditions are met. These accounting differences resulted in an increase in accrued expenses, an increase in deferred tax assets and a decrease in stockholders' equity of [JPY]4,219 million ($31,662 thousand), [JPY]1,559 million ($11,700 thousand) and [JPY]2,660 million
($19,962 thousand), respectively, at March 31, 2002, and a net decrease to the loss before income taxes and minority interests of [JPY]2,277 million
($17,088 thousand) under U.S. GAAP for the year ended March 31, 2002.

(g) DERIVATIVE FINANCIAL INSTRUMENTS

    Under Japanese GAAP, derivative financial instruments are generally recognized as either assets or liabilities at fair value and the corresponding changes in fair value are recognized in the determination of net income in the period of change. If certain hedging criteria are met, gains and losses should either be deferred and accounted for as assets or liabilities or recognized in earnings in the period of change together with the corresponding gains or losses of the hedged item attributable to the risk being hedged. In the year ended March 31, 2001, sales and related receivables hedged by qualified forward foreign exchange contracts were translated at the corresponding foreign exchange contract rates, as permitted under Japanese GAAP. As discussed in Note 2, in the year ended March 31, 2002, MMC changed its accounting for its sales in foreign currencies and related forward foreign exchange contracts qualifying as hedges. MMC also accounts for qualified interest rate swaps as if the underlying debt was issued at the hedged rate.

    Under U.S. GAAP, MMC and its subsidiaries account for derivative financial instruments under SFAS No. 133, as amended by SFAS No. 138. Under SFAS No. 133, as amended, entities are required to recognize all derivative instruments in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss for the change in fair value of the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into net earnings when the hedged transaction is recognized or the forecasted transaction is no longer anticipated to occur. If the hedged exposure is a fair value exposure, the gain or loss for the change in fair value of the derivative instrument is recognized in net earnings, and the hedged item is also recorded at fair value and the gain or loss for the changes in fair value of the hedged item is recognized in net earnings. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

    The accounting for derivative financial instruments under U.S. GAAP resulted in a decrease in prepaid expenses and other current assets, an increase in investments, a decrease in long-term loans, an increase to liabilities, an increase in deferred tax assets and a net decrease in stockholders' equity of [JPY]2,248 million ($16,871 thousand), [JPY]244 million ($1,832 thousand), [JPY]6 million ($45 thousand), [JPY]4,232 million ($31,760 thousand), [JPY]518 million ($3,887 thousand) and [JPY]5,724 million ($42,957 thousand), respectively, at March 31, 2002, and a net decrease to the loss before income taxes and minority interests of [JPY]729 million ($5,471 thousand) under U.S. GAAP for the year ended March 31, 2002.

    As described in Note 3(a), net unrealized losses on derivative financial instruments at transition amounting to [JPY]946 million ($7,100 thousand) for MMC's consolidated subsidiaries domiciled in the United States of America were included in expenses in MMC's consolidated statement of operations under Japanese GAAP for the year ended March 31, 2002. Under U.S. GAAP, these net unrealized losses at transition are reclassified as part of the cumulative effect of change in accounting principle and are required to be reported net of tax benefits. Further, net unrealized losses on derivative financial instruments at transition amounting to [JPY]923 million ($6,926 thousand) for non-U.S. group companies are not recognized in MMC's consolidated financial statements under Japanese GAAP for the year ended March 31, 2002. Under U.S. GAAP, these net unrealized losses at transition are recognized, net of tax benefits, and are also included as part of the cumulative effect of change in accounting principle. No deferred tax benefit was recognized because a valuation allowance was recorded for the entire amount of the deferred tax assets created for these unrealized losses as management believes that it is more likely than not such tax benefits will not ultimately be realized.

    Also under Japanese GAAP, net cash flow hedging losses on derivative financial instruments in the subsidiaries domiciled in the United States of America were classified in assets in the consolidated balance sheets. Under U.S. GAAP, such losses are classified in accumulated other comprehensive income
(loss). These accounting differences resulted in a decrease in assets and a decrease in shareholders' equity of [JPY]2,909 million ($21,831 thousand) under U.S. GAAP at March 31, 2002. Net cash flow hedging losses on derivative financial instruments at transition amounted to [JPY]2,567 million
($19,265 thousand), which are net of income tax benefits, are included in the amounts classified as "Derivatives" in the consolidated statement of comprehensive income (loss) and consolidated statement of accumulated other comprehensive income (loss) for the year ended March 31, 2002, on pages M-41 and M-42, respectively.

(h) RESEARCH AND DEVELOPMENT COSTS

    As discussed in Note 1(n), research and development costs generally are expensed. Certain research and development costs are capitalized and amortized as permitted or required under generally accepted accounting principles in Japan, certain non-U.S. foreign countries or IAS.

    Under U.S. GAAP, research and development costs are generally required to be expensed as incurred. These accounting differences resulted in a decrease in inventories, a decrease in prepaid expenses and other current assets, a decrease in intangible assets, an increase in deferred tax assets, an increase in minority interests and a decrease in stockholders' equity of [JPY]30,351 million ($227,775 thousand), [JPY]37,246 million
($279,520 thousand), [JPY]175 million ($1,313 thousand), [JPY]23,511 million ($176,443 thousand), [JPY]1,006 million ($7,550 thousand) and [JPY]45,267 million ($339,715 thousand), respectively at March 31, 2002, and a net increase to the loss before income taxes and minority interests by [JPY]7,020 million ($52,683 thousand) and an increase in minority interests of [JPY]366 million ($2,747) under U.S. GAAP for the year ended March 31, 2002.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

(i) INCOME TAXES

    Both under U.S. GAAP and the financial accounting standards in Japan, deferred tax assets and liabilities are generally recognized for all temporary differences. Under the financial accounting standards in Japan, deferred tax assets and liabilities are also generally recognized for all temporary differences except for differences between the accounting basis and tax basis of investments in affiliates that are accounted for under an equity method. Under the financial accounting standards in Japan, deferred tax assets and liabilities may not be recognized in certain cases such as (a) when an investor has no intention to sell the investments in a foreseeable future or (b) no future dividends are expected to be received from the affiliates that will cause additional income taxes. Under U.S. GAAP, deferred tax liabilities are recognized for temporary taxable differences of between the financial reporting and tax bases of investments in affiliates unless there is sufficient evidence that the investor will be able to recover its investments in affiliates tax-free. Because MMC does not control its affiliates' operations, including policies for dividends from affiliates that may be taxable or tax-free, and since Japanese tax regulations do not consider sales of investments in affiliates to be a tax-free event, MMC is required to recognize additional deferred tax liabilities under U.S. GAAP.

    These accounting differences resulted in an increase of deferred tax liabilities of [JPY]6,300 million ($47,280 thousand) and a decrease in stockholders' equity of [JPY]6,300 million ($47,280 thousand), respectively, at March 31, 2002 and an increase to net loss of [JPY]700 million
($5,253 thousand) under U.S. GAAP for the year ended March 31, 2002.

    Under U.S. GAAP, deferred taxes are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Generally accepted accounting principles used for subsidiaries in certain non-U.S. foreign countries only permit the recognition of deferred tax assets to the extent that realization is probable or virtually certain. Had U.S. GAAP been applied to these subsidiaries, the increase in the amount of additional deferred tax assets would have been directly offset with a corresponding increase in the amount of valuation allowance.

    The income tax effects of U.S. GAAP adjustments to the loss before income tax benefits and cumulative effect of the change in accounting principle was [JPY]7,159 million ($53,724 thousand) of additional tax benefits for the year ended March 31, 2002.

(j) OTHER U.S. GAAP ADJUSTMENTS

    Other differences in accounting principles between Japanese GAAP and U.S. GAAP primarily consist of the following:

    DEBT ISSUANCE COSTS

    Under Japanese GAAP, costs incurred by MMC in connection with obtaining debt financing may be charged directly to expense in the period incurred. Under U.S. GAAP, certain debt issuance costs are required to be deferred and amortized to interest expense during the term of the debt.

    NEGATIVE GOODWILL

    Under Japanese GAAP, negative goodwill that was derived from the acquisition of minority shares in certain MMC subsidiaries as of March 31, 2002, will be amortized over 3 years on a straight-line basis. Commencing April 1, 2002, MMC will begin to amortize negative goodwill of [JPY]2,172 million
($16,300 thousand). This amount has been reflected as deferred income on MMC's consolidated balance sheet at March 31, 2002. Under U.S. GAAP, entities are required to allocate negative goodwill to certain acquired assets and any unallocated negative goodwill is reported as an extraordinary gain in the period of acquisition. The entire amount of negative goodwill was allocated to reduce the carrying value of certain long-lived

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES assets of these subsidiaries under U.S. GAAP. This difference in accounting treatment had no impact on net income and net stockholders' equity as of and for the year ended March 31, 2002.

    INVENTORIES

    Under Japanese GAAP, inventories of MMC and its domestic consolidated subsidiaries are principally stated at cost determined by the first-in first-out or specific identification method. Under U.S. GAAP, inventories are required to be valued at the lower of cost or market.

(k) CLASSIFICATION OF OTHER COMPREHENSIVE INCOME (LOSS)

    Japanese GAAP has no specific accounting standard for reporting other comprehensive income (loss) items in the financial statements. Accordingly, in preparing the Japanese GAAP consolidated financial statements, MMC included certain other comprehensive income (loss) items and certain accumulated other comprehensive income (loss) items recognized by foreign subsidiaries in MMC's consolidated statement of operations and the accumulated deficit, respectively.

    Under U.S. GAAP, MMC is required to classify all items qualifying as "other comprehensive income (loss)" by their nature in the consolidated financial statements and display the accumulated balance of other comprehensive income
(loss) separately from the accumulated deficit. A consolidated statement of comprehensive income (loss) and a consolidated statement of accumulated other comprehensive income (loss) for the year ended March 31, 2002, prepared in accordance with U.S. GAAP, are included on pages M-41 and M-42, respectively.

(l) TRANSACTIONS WITH PRINCIPAL AND OTHER SHAREHOLDERS

    DaimlerChrysler AG and one its wholly owned subsidiaries own a total of 37.3% of the outstanding shares of common stock of MMC at March 31, 2002. During the year ended March 31, 2002, MMC sold vehicles and materials to DaimlerChrysler AG and its subsidiaries totaling approximately
[JPY]64,451 million ($483,685 thousand).

    Mitsubishi Heavy Industries, Ltd. and its subsidiaries own a total of approximately 15% of the outstanding shares of common stock of MMC at March 31, 2002. During the year ended March 31, 2002, MMC purchased certain vehicle components from Mitsubishi Heavy Industries, Ltd. and its subsidiaries totaling approximately [JPY]40,595 million ($304,653 thousand).

    Mitsubishi Corporation owns approximately 5% of the outstanding shares of common stock of MMC at March 31, 2002. During the year ended March 31, 2002, MMC derived approximately 5% of its automotive revenue from vehicles sold to Mitsubishi Corporation.

(m) ADDITIONAL INFORMATION ON SIGNIFICANT FINANCE OPERATIONS

    Mitsubishi Motors Sales of America, Inc. ("MMSA"), a wholly-owned subsidiary of MMC domiciled in the United States of America, distributes automobiles and related parts and accessories manufactured by MMC or other group companies. Mitsubishi Motors Credit of America, Inc. ("MMCA"), a wholly-owned subsidiary of MMSA domiciled in the United States of America, provides wholesale and retail financing services. Retail financing activities are provided for the purchase or lease of Mitsubishi automobiles by customers with prime credit and nonprime credit experience. Wholesale financing activities are provided for the purchase of inventory of Mitsubishi Motors dealers.

    REVENUE RECOGNITION

    Interest income from finance receivables and finance leases is generated primarily by MMCA and is recognized using the interest method. Revenue from operating leases is also generated primarily by MMCA

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES and is recognized on a straight-line basis over the lease term. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 120 days or upon the occurrence of other significant events. Accrual of revenue on operating leases may be suspended when a lease is contractually delinquent for 150 days or upon the occurrence of other significant events. Investment income from residual interests in securitized assets is recorded as earned. Any gain or loss on sale of finance receivables is recorded when the Company surrenders control over these assets.

    Certain vehicles have been sold in the United States of America to daily rental car companies with a right of return, usually with terms of four to twelve months. Revenue and cost are recognized over a period of four to twelve months utilizing predetermined rates depending on the model of the vehicles. MMSA is subject to residual risk related to vehicles sold under buyback. Such residual risk is measured based on the difference between the originally estimated residual values and actual sales proceeds from the sale of the returned vehicles. Included in "Prepaid expenses and other current assets" and "Other current liabilities" in the consolidated balance sheets are the deferred cost and the deferred revenue of [JPY]92,566 million ($694,679 thousand) and [JPY]103,708 million ($778,296 thousand), respectively, for vehicles sold under buyback at March 31, 2002. Such deferred cost and deferred revenue was [JPY]57,852 million and [JPY]70,516 million, respectively, at March 31, 2001.

    MMSA utilizes below market rate loans under special financing programs to promote sales of vehicles to dealers. On the contract origination date, marketing expense is recorded for the rate differential and a corresponding deferred income amount is recorded on the balance sheet. The deferred income balance is amortized into income using the interest rate method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized deferred income is recognized into earnings.

    FINANCE RECEIVABLES

    Finance receivables consist primarily of retail receivables, finance leases and wholesale and other dealer loans. Retail finance receivables are collateralized by the related vehicles. Wholesale receivables are collateralized by the related dealers' inventories. Other dealer loans may be collateralized by real estate or other assets of the borrowers.

    Finance receivables are primarily held for sale and reported based on the outstanding unpaid principal balances reduced by charge-offs and allowance for credit losses and residual risk. The carrying amount of finance receivables held for sale, net of deferred income, approximate market value. Net finance receivables due after 1 year totaled [JPY]59,637 million ($447,557 thousand) and [JPY]61,456 million at March 31, 2002 and 2001, respectively, and are included in "Long-term loans" in the consolidated balance sheets. Net finance receivables due within 1 year totaled [JPY]20,690 million ($155,272 thousand) and [JPY]13,367 million at March 31, 2002 and 2001, respectively, and are included in "Short-term loans" in the consolidated balance sheets.

    The allowance for credit losses on finance receivables is based on an estimate considered by management to be appropriate in relation to the amount and type of receivables outstanding. Estimated losses are recorded at the time a loss is considered to be probable and an estimate of the amount can be determined. Repossessed collateral is carried at the lower of the recorded receivable balance or estimated net realizable value. Actual losses are charged to the allowance at time of disposition of repossessed collateral. Where repossession has not occurred, losses are recorded as soon as it is determined that collateral cannot be repossessed, generally not more than 120 days after default.

    At contract origination, management estimates the risk for the excess of the contractual residual values over the estimated residual values of the vehicles expected to be returned and amortizes such excess of the terms of the balloon loans. The Company is required to refinance balloon loans, made to customers in certain locations within the United States of America, based on the original interest rate and/or original monthly payment. In many cases, the interest rates and/or monthly payments are below market. As a result, management estimates and provides for the risk that customers will choose to refinance the balloon payments.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    SALE OF FINANCE RECEIVABLES

    During the financial year ended March 31, 2002, MMCA sold retail finance receivables in four transactions, aggregating $1,026,610 thousand, $778,534 thousand, $1,557,152 thousand and $623,577 thousand. MMCA sold these retail finance receivables to securitization trusts. Sales of these finance receivables were subject to certain limited recourse provisions. MMCA is paid a servicing fee as servicer of the sold receivables of approximately 1% per year of the outstanding receivable balance. In a subordinated capacity, MMCA retains any excess cash flows from its limited interest in the securitization trusts. MMCA is entitled to receive these excess cash flows after the investors in the securitization trusts are repaid their investment plus interest. These subordinated interests (residual interests) are held as restricted assets and amounted to $839,026 thousand and $634,597 thousand at end of the financial years ended March 31, 2002 and 2001, respectively. The values of the subordinated interests (residual interests) are subject to credit loss, balloon loss, prepayment, and interest rate risks on the securitized finance receivables.

    MMCA sells undivided variable ownership interests in wholesale finance receivables under a revolving purchase agreement with a multiseller conduit. In June 2001, the multiseller conduit sold the wholesale finance receivables to MMCA and the wholesale finance receivables were sold to a securitization trust. Sale of these finance receivables was subject to limited recourse provisions. MMCA is paid a servicing fee as servicer of the sold receivables of approximately 1% per year of the outstanding receivable balance. In a subordinated capacity, MMCA retains any excess cash flows from its limited interest in the securitization trust or its agreement with the multiseller conduit. MMCA's subordinated interest (residual interest) under the wholesale finance receivable sale agreement was $94,016 thousand and $210,133 thousand at end of the financial years ended March 31, 2002 and 2001, respectively.

    The outstanding balance of the retail finance receivables sold to the securitization trusts and serviced by MMCA totaled $5,963,764 thousand and $3,853,007 thousand at end of the financial years ended March 31, 2002 and 2001, respectively. The outstanding balance of the senior notes payable by the securitization trusts to the investors totaled $5,039,232 thousand and $3,183,389 thousand at end of the financial years ended March 31, 2002 and 2001, respectively. The securitized retail finance receivables and senior notes payable of the securitization trusts are not included in the consolidated financial statements of MMC.

    The outstanding balance of the wholesale finance receivables sold to the securitization trust or multiseller conduit and serviced by MMCA totaled $389,801 thousand and $448,188 thousand at end of the financial years ended March 31, 2002 and 2001, respectively. The outstanding balance of the senior notes payable by the securitization trust to the investors and the undivided variable ownership interest of the multiseller conduit totaled
$305,000 thousand and $240,000 thousand at end of the financial years ended March 31, 2002 and 2001, respectively. The securitized wholesale finance receivables and senior notes payable of the securitization trust and variable ownership interest of the multiseller conduit are not included in the consolidated financial statements of MMC.

    RESIDUAL INTERESTS IN SECURITIZED ASSETS

    Residual interests in securitized assets represent certain subordinated interests in securitized finance receivables. The residual interests are subordinated to the senior notes payable by the securitization trusts to investors.

    The residual interests are initially recorded based on an allocation of the net investment in the finance receivables between the portion sold and the portion retained. The gain or loss on sale of finance receivables is based on the estimated fair value of the residual interests. Residual interests are subsequently adjusted to estimated fair value through earnings.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

    An active market with quoted prices for the residual interests does not exist. Therefore, management estimates the fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions--credit losses, balloon losses, prepayments, and discount rates.

    Management believes that its valuation assumptions are reasonable. Management periodically revises its assumptions, based on the performance of the securitized finance receivables, changes in general economic conditions and other factors. Such revisions could have a material adverse impact on the estimated fair value of the residual interests.

    Residual interests are included in "Long-term prepaid expenses and other" in the consolidated balance sheets and totaled to [JPY]123,114 million
($923,932 thousand) and [JPY]96,932 million at March 31, 2002 and 2001, respectively.

    Key economic assumptions used in initially measuring the residual interests at the date of the securitizations completed in the years ended March 31, 2002 and 2001 were as follows:

                                                                 YEAR ENDED MARCH 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
Prepayment speed (ABS)......................................  0.8% TO 1.6%   1.0% to 1.3%
Weighted average life of the receivables (in years).........       2              2
Net credit loss rate (annual percentage of the declining
  balance of the receivables)...............................  1.3% TO 4.1%   1.2% to 2.4%
Balloon receivable return loss rate (percentage of the
  balloon payment)..........................................  5.5% TO 7.5%   3.8% to 5.5%
Weighted average discount rate..............................  9.0% TO 9.5%      12.0%

    INVESTMENTS IN OPERATING LEASES

    MMCA acquires consumer operating leases from Mitsubishi Motors dealers. Investments in motor vehicles subject to operating leases are recorded at cost and depreciated to the estimated residual value of a straight-line basis over the lease term. These investments are subject to residual risk, which is measured based on the difference between the originally estimated residual values and actual sale proceeds from the sale of the returned vehicles.

    Net investments in motor vehicles subject to operating leases are included in "Property, plant and equipment" in the consolidated balance sheets and totaled [JPY]276,617 million ($2,075,925 thousand) and [JPY]258,484 million at March 31, 2002 and 2001, respectively.

    Scheduled future minimum lease receipts are disclosed in Note 15. It is anticipated that a substantial portion of these operating leases will be prepaid prior to contractual maturity. Accordingly, the contractual maturities should not be considered as necessarily indicative of future cash flows.

    Vehicles returned to MMC and its consolidated subsidiaries at the end of the lease terms as well as repossessed vehicles were [JPY]6,157 million
($46,206 thousand) and [JPY]4,771 million, which are net of an allowance for residual risk of [JPY]263 million ($1,973 thousand) and [JPY]229 million, at March 31, 2002 and 2001, respectively. These vehicles are recorded at estimated net realizable value and are included in inventories.

    CASH FLOW INFORMATION FOR SIGNIFICANT INVESTING ACTIVITIES OF THE COMPANY'S
     FINANCE OPERATIONS

    The following cash flow transactions relating to the above finance operations are included in "Loans made" in the consolidated statements of cash flows prepared under Japanese GAAP:

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                                                           YEAR ENDED MARCH 31,
                                                             -------------------------------------------------
                                                                  2002              2001             2002
                                                             ---------------   ---------------   -------------
                                                                   (IN MILLIONS OF YEN)          (IN THOUSANDS
                                                                                                    OF U.S.
                                                                                                   DOLLARS)
Purchase of finance receivables............................  [JPY]   764,123   [JPY]   623,520    $5,734,506
Purchase of wholesale finance receivables..................           29,123                --       218,559

    The following cash flow transactions relating to the above finance operations are included in "Collection of loans receivables" in the consolidated statements of cash flows prepared under Japanese GAAP:

                                                                           YEAR ENDED MARCH 31,
                                                             -------------------------------------------------
                                                                  2002              2001             2002
                                                             ---------------   ---------------   -------------
                                                                   (IN MILLIONS OF YEN)          (IN THOUSANDS
                                                                                                    OF U.S.
                                                                                                   DOLLARS)
Liquidation of finance receivables.........................  [JPY]   272,998   [JPY]   283,335    $2,048,765
Proceeds from sale of wholesale finance receivables........           36,692             4,318       275,362
Proceeds from sale of retail finance receivables...........          439,224           276,288     3,296,240

(n) SIGNIFICANT CONCENTRATIONS AND CONTINGENCIES

    MMC conducts business operations in various countries, including Thailand, which are experiencing economic difficulties. At end of the financial year ended March 31, 2002, MMC Sittipol Company Limited ("MSC"), a subsidiary of MMC domiciled in Thailand, had short-term trade accounts, notes and other receivables totaling Baht 4,461 million, equivalent to [JPY]13,338 million ($100,100 thousand), which included short-term receivables of Baht
1,997 million, equivalent to [JPY]5,971 million ($44,811 thousand), from the same dealers who have had parts of their debts rescheduled by MSC to be paid in installments over the long-term under various debt acknowledgement and rescheduling agreements. These receivables are included in "Trade notes and accounts receivable" in MMC's consolidated balance sheets. Approximately Baht 325 million, equivalent to [JPY]972 million ($7,293 thousand), of these receivables are overdue, against which an allowance for doubtful accounts of Baht 27 million, equivalent to [JPY]81 million ($606 thousand), has been set up.

    Further, at end of the financial year ended March 31, 2002, MSC had long-term receivables, loans and other receivables due from dealers totaling approximately Baht 4,824 million, equivalent to [JPY]14,424 million
($108,246 thousand), (Baht 5,169 million, equivalent to [JPY]15,455 million ($115,987 thousand), at March 31, 2001). These receivables are included in "Long-term loans" in MMC's consolidated balance sheets. MSC has set up an allowance for doubtful accounts of approximately Baht 1,687 million, equivalent to [JPY]5,044 million ($37,855 thousand), (Baht 1,057 million, equivalent to [JPY]3,160 million ($23,718 thousand), at March 31, 2001). MSC management expects to recover the net carrying value of these receivables in Thailand.

    In addition, at end of the financial year ended March 31, 2002, MSC has contingent liabilities to a bank under outstanding letters of guarantee issued to secure approximately Baht 1,179 million, equivalent to [JPY]3,525 million ($26,456 thousand), (Baht 1,607 million, equivalent to [JPY]4,805 million ($36,060 thousand), at March, 2001) of the debts of its dealers for which a provision for estimated losses of approximately Baht 359 million, equivalent to [JPY]1,073 million ($8,056 thousand), has been recorded.

(o) NEW U.S. ACCOUNTING STANDARDS -- NOT YET ADOPTED

    In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and subsequently SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", after its adoption.

    SFAS No. 142 is effective for MMC on April 1, 2002. Goodwill and any intangible assets determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized until March 31, 2002.

    SFAS No. 142 will require MMC to evaluate its intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new requirements in SFAS No. 141, "Business Combinations". Upon adoption of SFAS
No. 142, MMC will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by September 30, 2002.

    As of the date of adoption of SFAS No. 142, MMC expects to have unamortized goodwill of [JPY]151 million ($1,133 thousands). Total amortization expense related to goodwill was [JPY]76 million ($570 thousands) for the year ended March 31, 2002. MMC is currently evaluating SFAS No. 142 and is not able to determine the potential impact at this time.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. MMC will adopt SFAS No. 143 on April 1, 2003. Management is not currently able to determine the impact of the adoption of SFAS No. 143 on MMC's consolidated financial statements.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. MMC will adopt SFAS No. 144 on April 1, 2002, which is not expected to have a material impact on MMC's consolidated financial statements.

    In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS
No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS
No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. MMC expects to adopt SFAS No. 145 effective May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on MMC's consolidated financial statements.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED NET INCOME FROM JAPANESE GAAP TO U.S. GAAP

    Application of U.S. GAAP would have the following effect on MMC's consolidated net income (loss) for the year ended March 31, 2002:

                                                                        (IN MILLIONS OF    (IN THOUSANDS OF
                                                                              YEN)          U.S. DOLLARS)
                                                               NOTE     ----------------   ----------------
Net income in accordance with Japanese GAAP................             [JPY]    11,256       $   84,473

Retirement benefits for employees..........................    (a)               (8,224)         (61,718)
Impairment of long-lived assets and goodwill...............    (b)               (5,622)         (42,191)
Asset revaluation..........................................    (c)                   40              300
Interest costs.............................................    (d)                 (533)          (4,000)
Leases accounting..........................................    (e)                 (389)          (2,919)
Compensated absences.......................................    (f)                2,277           17,088
Derivative financial instruments...........................    (g)                  729            5,471
Reclassification of derivative losses at transition to
  cumulative effect of change in accounting principle......    (g)                  946            7,100
Research and development costs.............................    (h)               (6,654)         (49,936)
Deferred taxes on investments in affiliates................    (i)                 (700)          (5,253)
Other U.S. GAAP adjustments................................    (j)                 (802)          (6,019)
Income tax effects of U.S. GAAP adjustments................    (i)                7,159           53,724
                                                                        ----------------      ----------
Loss before cumulative effect of change in accounting
  principle in accordance with U.S. GAAP...................                        (517)          (3,880)

Cumulative effect of change in accounting principle, net of
  tax benefits.............................................    (g)               (1,869)         (14,026)
                                                                        ----------------      ----------

Loss in accordance with U.S. GAAP..........................             [JPY]    (2,386)      $  (17,906)
                                                                        ================      ==========

Basic net loss per share, in accordance with U.S. GAAP:
  Loss before cumulative effect of change in accounting
    principle..............................................             [JPY]     (0.35)      $    (0.00)
  Cumulative effect of change in accounting principle......                       (1.27)           (0.01)
                                                                        ----------------      ----------
  Net loss.................................................             [JPY]     (1.62)      $    (0.01)
                                                                        ================      ==========

Diluted net loss per share, in accordance with U.S. GAAP:
  Loss before cumulative effect of change in accounting
    principle..............................................             [JPY]     (0.35)      $    (0.00)
  Cumulative effect of change in accounting principle......                       (1.27)           (0.01)
                                                                        ----------------      ----------
  Net loss.................................................             [JPY]     (1.62)      $    (0.01)
                                                                        ================      ==========

    Because MMC reported a consolidated loss before cumulative effect of change in accounting principle under U.S. GAAP for the year ended March 31, 2002, the diluted loss per share does not include the antidilutive effects of warrants and convertible bonds. The weighted average number of shares outstanding would have potentially been diluted by 138 million shares resulting from the exercise of warrants and the conversion of bonds.

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED STOCKHOLDERS' EQUITY FROM JAPANESE GAAP TO U.S.
  GAAP

    Application of U.S. GAAP would have had the following effects on MMC's consolidated stockholders' equity at March 31, 2002:

                                                                        (IN MILLIONS OF    (IN THOUSANDS OF
                                                                              YEN)          U.S. DOLLARS)
                                                               NOTE     ----------------   ----------------
Stockholders' equity in accordance with Japanese GAAP......             [JPY]   270,663       $2,031,242

Retirement benefits for employees..........................    (a)               14,114          105,921
Impairment of long-lived assets and goodwill...............    (b)               (4,084)         (30,649)
Asset revaluation..........................................    (c)               (4,568)         (34,281)
Interest costs.............................................    (d)               (4,863)         (36,495)
Leases accounting..........................................    (e)              (13,344)        (100,142)
Compensated absences.......................................    (f)               (2,660)         (19,962)
Derivative financial instruments...........................    (g)               (5,724)         (42,957)
Cash flow hedging losses...................................    (g)               (2,909)         (21,831)
Research and development costs.............................    (h)              (45,267)        (339,715)
Deferred taxes on investments in affiliates................    (i)               (6,300)         (47,280)
Other U.S. GAAP adjustments................................    (j)                2,978           22,347
                                                                        ----------------      ----------

Stockholders' equity in accordance with U.S. GAAP..........             [JPY]   198,036       $1,486,198
                                                                        ================      ==========

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP

    The changes in consolidated stockholders' equity in accordance with U.S. GAAP for the year ended March 31, 2002, are as follows:

                                                                                              ACCUMULATED
                                                         COMMON STOCK     CAPITAL SURPLUS       DEFICIT
                                                        ---------------   ---------------   ----------------
                                                                        (IN MILLIONS OF YEN)
Balance at April 1, 2001..............................  [JPY]  252,201    [JPY]  237,704    [JPY]   (269,022)

Net loss..............................................              --                --              (2,386)
Change due to inclusion (exclusion) of subsidiaries
  and affiliates in (from) consolidation or equity
  method of accounting................................              --                --                 292
                                                        ---------------   ---------------   ----------------

Balance at March 31, 2002.............................  [JPY]  252,201    [JPY]  237,704    [JPY]   (271,116)
                                                        ===============   ===============   ================

                                                       ACCUMULATED OTHER
                                                         COMPREHENSIVE
                                                             LOSS          TREASURY STOCK        TOTAL
                                                       -----------------   --------------   ---------------
                                                                       (IN MILLIONS OF YEN)
Balance at April 1, 2001.............................   [JPY]   (14,845)    [JPY]    (0)    [JPY]   206,038

Net loss.............................................                --              --              (2,386)
Other comprehensive loss, net........................            (5,908)             --              (5,908)
Change due to inclusion (exclusion) of subsidiaries
  and affiliates in (from) consolidation or equity
  method of accounting...............................                --              --                 292
                                                        ---------------     -----------     ---------------

Balance at March 31, 2002............................   [JPY]   (20,753)    [JPY]    (0)    [JPY]   198,036
                                                        ===============     ===========     ===============

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

                                                                                        ACCUMULATED
                                                       COMMON STOCK   CAPITAL SURPLUS     DEFICIT
                                                       ------------   ---------------   -----------
                                                              (IN THOUSANDS OF U.S. DOLLARS)
Balance at April 1, 2001.............................   $1,892,690       $1,783,895     $(2,018,927)

Net loss.............................................           --               --         (17,906)
Change due to inclusion (exclusion) of subsidiaries
  and affiliates in (from) consolidation or equity
  method of accounting...............................           --               --           2,191
                                                        ----------       ----------     -----------

Balance at March 31, 2002............................   $1,892,690       $1,783,895     $(2,034,642)
                                                        ==========       ==========     ===========

                                                     ACCUMULATED OTHER
                                                       COMPREHENSIVE
                                                           LOSS          TREASURY STOCK     TOTAL
                                                     -----------------   --------------   ----------
                                                             (IN THOUSANDS OF U.S. DOLLARS)
Balance at April 1, 2001...........................      $(111,407)           $ (0)       $1,546,251

Net loss...........................................             --              --           (17,906)
Other comprehensive loss, net......................        (44,338)             --           (44,338)
Change due to inclusion (exclusion) of subsidiaries
  and affiliates in (from) consolidation or equity
  method of accounting.............................             --              --             2,191
                                                         ---------            ----        ----------

Balance at March 31, 2002..........................      $(155,745)           $ (0)       $1,486,198
                                                         =========            ====        ==========

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

    Following is the consolidated statement of comprehensive income (loss) in accordance with U.S. GAAP for the year ended March 31, 2002.

                                                              (IN MILLIONS OF   (IN THOUSANDS OF
                                                                   YEN)          U.S. DOLLARS)
                                                              ---------------   ----------------
Net loss in accordance with U.S. GAAP.......................  [JPY]   (2,386)   $       (17,906)

Other comprehensive income (loss):
  Unrealized gain on securities (net of tax benefits of
    [JPY]1,123 million ($8,428 thousand))...................          (1,570)           (11,782)
  Foreign currency translation adjustments..................           4,217             31,647
  Minimum pension liability adjustments (net of tax benefits
    of [JPY]649 million ($4,871 thousand))..................            (907)            (6,807)
  Derivatives (net of tax benefits of [JPY]3,390 million
    ($25,444 thousand)).....................................          (7,648)           (57,396)
                                                              --------------    ---------------

Comprehensive loss..........................................  [JPY]   (8,294)   $       (62,244)
                                                              ==============    ===============

          MITSUBISHI MOTORS CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

    Following is the consolidated statement of accumulated other comprehensive income (loss) in accordance with U.S. GAAP for the year ended March 31, 2002.

                                                                                                              TOTAL
                                                           FOREIGN         MINIMUM                         ACCUMULATED
                                        UNREALIZED        CURRENCY         PENSION                            OTHER
                                         GAIN ON         TRANSLATION      LIABILITY                       COMPREHENSIVE
                                        SECURITIES       ADJUSTMENTS     ADJUSTMENTS     DERIVATIVES          LOSS
                                      --------------   ---------------   ------------   --------------   ---------------
                                                                     (IN MILLIONS OF YEN)
April 1, 2001.......................  [JPY]  36,400    [JPY]  (51,245)   [JPY]    --    [JPY]      --    [JPY]   (14,845)
Current period change...............         (1,570)            4,217           (907)          (7,648)            (5,908)
                                      --------------   ---------------   ------------   --------------   ---------------

March 31, 2002......................  [JPY]  34,830    [JPY]  (47,028)   [JPY]  (907)   [JPY]  (7,648)   [JPY]   (20,753)
                                      ==============   ===============   ============   ==============   ===============

                                                                                                 TOTAL
                                                     FOREIGN       MINIMUM                    ACCUMULATED
                                      UNREALIZED    CURRENCY       PENSION                       OTHER
                                       GAIN ON     TRANSLATION    LIABILITY                  COMPREHENSIVE
                                      SECURITIES   ADJUSTMENTS   ADJUSTMENTS   DERIVATIVES       LOSS
                                      ----------   -----------   -----------   -----------   -------------
                                                         (IN THOUSANDS OF U.S. DOLLARS)
April 1, 2001.......................   $273,171     $(384,578)     $    --      $     --       $(111,407)
Current period change...............    (11,782)       31,647       (6,807)      (57,396)        (44,338)
                                       --------     ---------      -------      --------       ---------

March 31, 2002......................   $261,389     $(352,931)     $(6,807)     $(57,396)      $(155,745)
                                       ========     =========      =======      ========       =========

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Mitsubishi Motor Manufacturing of America, Inc.

    We have audited the balance sheets of Mitsubishi Motor Manufacturing of America, Inc. (the Company), a subsidiary of Mitsubishi Motors Corporation, as of December 31, 2001 and 2000, and the related statements of income, shareholders' equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitsubishi Motor Manufacturing of America, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

Chicago, Illinois
January 28, 2002

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Mitsubishi Motor Sales of America, Inc.

    We have audited the consolidated balance sheets of Mitsubishi Motor Sales of America, Inc., a wholly-owned subsidiary of Mitsubishi Motors Corporation, and Subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitsubishi Motor Sales of America, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

Long Beach, California
February 28, 2002

                         REPORT OF INDEPENDENT AUDITOR

To The Board of Directors and Shareholders of

MMC Sittipol Company Limited

    I have audited the accompanying consolidated balance sheets of MMC Sittipol Company Limited and subsidiaries as at 31 December 2001 and 2000, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended and the separate financial statements of MMC Sittipol Company Limited for the same period. These financial statements are the responsibility of the management of the Company and subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits.

    I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of MMC Sittipol Company Limited and subsidiaries, and of MMC Sittipol Company Limited as at 31 December 2001 and 2000 and the results of their operations and cash flows for the years then ended, in accordance with accounting principles generally accepted in Thailand.

    Without qualifying my opinion to the above financial statements, I draw attention to the matters as follows:-

    1)  As described in Note 6 to the financial statements, as at 31
December 2001, the Company had short-term trade accounts, notes and hire-purchase receivables amounting to Baht 4,461 million, which included short-term receivables of Baht 1,997 million from the same dealers who have had part of their debts rescheduled by the Company to be paid in installments over the long-term under the debt acknowledgement and rescheduling agreements
(Note 11). Approximately Baht 325 million of these receivables are overdue, against which an allowance for doubtful accounts of Baht 27 million has been set up. The Company is in the process of following up on these, and expects to be able to make collection of such debts. Because of the continuing economic problems and financial crisis in the country, the recoverability of the debts depends upon the ability of the debtors to continue their operations in the future.

    2)  As described in Note 11 to the financial statements, as at 31
December 2001, the Company had balances of long-term receivables from and loans to dealers and related interest receivable totaling approximately Baht
4,824 million (2000: Baht 5,169 million), mainly consisting of trade accounts receivable, hire-purchase receivables and notes receivable for which the credit terms were extended. The Company has set up an allowance for doubtful accounts of approximately Baht 1,687 million (2000: Baht 1,057 million) and expects to be able to make collection of the majority of these debts. In addition, the Company has contingent liabilities to a bank under outstanding letters of guarantee issued to secure approximately Baht 1,179 million (2000: Baht 1,607 million) of the debts of its dealers for which allowance for estimated losses of approximately Baht
359 million has been set up. Because of the continuing economic problems and financial crisis in the country, the recoverability of the debts depends upon the ability of the debtors to continue their operations in the future.

       Sophon Permsirivallop

       Certified Public Accountant (Thailand) No. 3182

Ernst & Young Office Limited

Bangkok : 8 March 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MMC International Finance (Netherlands) B.V.

    We have audited the accompanying balance sheet of MMC International Finance (Netherlands) B.V. as of December 31, 2001, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMC International Finance (Netherlands) B.V. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in The Netherlands.

Ernst & Young

February 22, 2002
Amsterdam, the Netherlands

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mitsubishi Motors Europe B.V.

    We have audited the accompanying consolidated balance sheet of Mitsubishi Motors Europe B.V. and subsidiaries as of December 31, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mitsubishi Motors Europe B.V and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in The Netherlands.

Ernst & Young

March 22, 2002
Amsterdam, the Netherlands

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Netherlands Car BV

    We have audited the accompanying balance sheet of Netherlands Car BV as of December 31, 2001, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherlands Car BV as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in The Netherlands.

Ernst & Young

May 22, 2002
Eindhoven, the Netherlands

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Mitsubishi Motor Sales of Caribbean, Inc.

    In our opinion, the accompanying balance sheet and the related statements of operations, of changes in shareholder's deficiency and of cash flows present fairly, in all material respects, the financial position of Mitsubishi Motor Sales of Caribbean, Inc. (a wholly-owned subsidiary of Mitsubishi Motors Corporation) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
February 20, 2002

                  INDEPENDENT AUDIT REPORT TO THE DIRECTORS OF
                    MITSUBISHI MOTORS AUSTRALIA LIMITED AND
                                   KPMG TOKYO

SCOPE

    We have audited the financial statements of the Mitsubishi Motors Australia Limited (the Company) and Subsidiaries for the financial year ended 31 December 2001 as set out on the statement of financial performance, statement of financial performance, cash flows and notes thereto. The directors are responsible for the financial report which include the financial statements of the Company and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the financial year. We have conducted an independent audit of the financial statements in order to express an opinion on them to the Directors of the Company and KPMG Tokyo.

    Our audit has been conducted in accordance with Australian Auditing Standards and auditing standards generally accepted in the United States of America to provide reasonable assurance as to whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the economic entity's financial position, the results of their operations and their cash flows.

    The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

    In our opinion, the financial statements of the Company present fairly, in accordance with Australian Accounting Standards, and other mandatory professional reporting requirements, the financial position of the Company and the economic entity as at 31 December 2001 and the results of their operations and their cash flows for the financial year ended on that date.

PricewaterhouseCoopers                                       Adelaide, Australia

Chartered Accountants                                                 1 May 2002

                               INDEX OF EXHIBITS

                                                              EXHIBIT
                                                              --------
Independent Auditors' Report on Schedule and Consent of KPMG
  Deutsche Treuhand-Gesellschaft AG.........................      10.1
Independent Auditors' Consent of Deloitte & Touche LLP......      10.2
Independent Auditors' Report of Deloitte & Touche LLP on the
  consolidated financial statements of DaimlerChrysler
  Corporation...............................................      10.3
Independent Auditors' Consent of KPMG, Tokyo, Japan.........      10.4
Independent Auditors' Consent of Ernst & Young LLP, Chicago,
  Illinois..................................................      10.5
Independent Auditors' Consent of Ernst & Young LLP, Long
  Beach, California.........................................      10.6
Independent Auditors' Consent of Ernst & Young Office
  Limited, Bangkok, Thailand................................      10.7
Independent Auditors' Consent of Ernst & Young Accountants,
  Amsterdam, the Netherlands................................      10.8
Independent Auditors' Consent of Ernst & Young Accountants,
  Amsterdam, the Netherlands................................      10.9
Independent Auditors' Consent of Ernst & Young Accountants,
  Eindhoven, the Netherlands................................     10.10
Independent Auditors' Consent of PricewaterhouseCoopers LLP,
  San Juan, Puerto Rico.....................................     10.11
Independent Auditors' Consent of PricewaterhouseCoopers,
  Adelaide, Australia.......................................     10.12