Form 20-F
period 2002-12-31
DAIMLERCHRYSLER AG
filed 2003-02-20
CIK 1067318

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                         COMMISSION FILE NUMBER 1-12356

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

                            ------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                      NONE
                                (Title of Class)
                            ------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          Ordinary Shares, no par value. . . . . . . . . 1,012,803,493

                           (as of December 31, 2002)

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

          Item 17 / /                      Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......       2
Item 2.   Offer Statistics and Expected Timetable.....................       2
Item 3.   Key Information.............................................       2
              Selected Financial Data.................................       2
              Risk Factors............................................       5
Item 4.   Information on the Company..................................       9
              Introduction............................................       9
              Description of Business Segments........................      12
                  Mercedes Car Group..................................      12
                  Chrysler Group......................................      16
                  Commercial Vehicles.................................      23
                  Services............................................      28
                  Other Activities....................................      30
              Supplies and Raw Materials..............................      32
              Government Regulation and Environmental Matters.........      32
              Description of Property.................................      37
Item 5.   Operating and Financial Review and Prospects................      40
              New Accounting Pronouncements...........................      40
              Inflation...............................................      43
              Critical Accounting Policies............................      43
              Operating Results.......................................      51
                  2002 Compared With 2001.............................      54
                  2001 Compared With 2000.............................      62
              Liquidity and Capital Resources.........................      69
              Off-Balance Sheet Arrangements..........................      75
              Research and Development................................      76
              Outlook.................................................      79
Item 6.   Directors, Senior Management and Employees..................      81
              Supervisory Board.......................................      81
              Board of Management.....................................      85
              Compensation............................................      88
              Employees and Labor Relations...........................      89
              Share Ownership.........................................      90
Item 7.   Major Shareholders and Related Party Transactions...........      91
Item 8.   Financial Information.......................................      93
              Consolidated Financial Statements.......................      93
              Other Financial Information.............................      93
                  Export Sales........................................      93
                  Legal Proceedings...................................      93
                  Dividend Policy.....................................      96
Item 9.   The Offer and Listing.......................................      96

                                                                          PAGE
                                                                        --------
Item 10.  Additional Information......................................     100
              Options to Purchase Securities from Registrant or
                  Subsidiaries........................................     100
              Memorandum and Articles of Association..................     100
              Material Contracts......................................     105
              Exchange Controls.......................................     105
              Taxation................................................     106
              Documents on Display....................................     109
Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk......................................................     109
              Exchange Rate Risk......................................     110
              Interest Rate Risk......................................     111
              Equity Price Risk.......................................     112
Item 12.  Description of Securities Other than Equity Securities......     112

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............     113
Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................     113
Item 15.  Controls and Procedures.....................................     113
Item 16.  [Reserved]..................................................     113

                                    PART III

Item 17.  Financial Statements........................................     114
Item 18.  Financial Statements........................................     114
Item 19.  Exhibits....................................................     114

PRESENTATION

    We have prepared the audited consolidated financial statements included in this annual report (the "Consolidated Financial Statements") in accordance with generally accepted accounting principles in the United States of America which we refer to as U.S. GAAP. Please refer to Note 1 to our Consolidated Financial Statements for a summary of significant accounting policies we employ.

CURRENCY TRANSLATION

    For your convenience, we have translated some of the financial information contained in this annual report from euros into United States dollars ("U.S. dollars" or "$"). Except where indicated otherwise, we have used an assumed rate of [EURO]1 = $1.0485 for these convenience translations. This rate represents the noon buying rate for euros on December 31, 2002, in New York City as certified by the Federal Reserve Bank of New York for customs purposes. Our convenience translations do not mean that the dollar amounts actually represent the underlying euro amounts or that you could convert the euro amounts into dollars at the assumed rate. The rate we used for the convenience translations also differs from the currency exchange rates we used in the preparation of our Consolidated Financial Statements. Additional information about recent rates of exchange between euros and dollars appears in "Item 3. Key Information."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This annual report contains forward-looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward-looking statements. These statements are subject to many risks and uncertainties, including:

    - changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Europe or North America;

    - changes in currency exchange rates and interest rates;

    - introduction of competing products and lack of acceptance of our new products or services;

    - increased competitive pressures which limit our ability to reduce sales incentives and raise prices;

    - whether Chrysler Group, Freightliner, and Mitsubishi Motors will be able to continue to implement their turnaround plans successfully and especially whether they will be able to meet their revenue enhancement, efficiency and cost reduction initiatives;

    - shortages or interruptions in the supply of fuel or production materials, or labor strikes;

    - changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of current pending and possible future legal proceedings;

    - decline in resale prices of used vehicles;

    - changes in business strategy; and

    - other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

    If any of these risks and uncertainties occur, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

REFERENCES

    Unless otherwise specified or required by the context, in this annual report, "we," "us," "our," "DaimlerChrysler," the "DaimlerChrysler Group" or the "Group" refers to DaimlerChrysler AG and its consolidated subsidiaries.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3. KEY INFORMATION.

                            SELECTED FINANCIAL DATA

    We have derived the selected consolidated financial data presented in the table below from our audited consolidated financial statements for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. You should read the table together with "Item 5. Operating and Financial Review and Prospects" and our Consolidated Financial Statements. We prepared the selected consolidated financial data in accordance with U.S. GAAP, except for our accounting for a material joint venture in 1998. With permission from the SEC, we accounted for this joint venture using the proportionate method of consolidation instead of the equity method of accounting which is mandated by U.S. GAAP.

    We were able to treat the business combination of Chrysler and Daimler-Benz consummated in November 1998 as a "pooling of interests" for accounting purposes. Consequently, we restated the results of both companies as if they had been combined for all periods presented.

                                                                         YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------------------
                                        2002(1)        2002             2001            2000            1999(4)       1998(2,4)
                                        --------  ---------------  ---------------  -------------    -------------  -------------
                                                            (IN MILLIONS, EXCEPT FOR ORDINARY SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues..............................  $156,838   [EURO]149,583    [EURO]152,873   [EURO]162,384    [EURO]149,985  [EURO]131,782
Income (loss) before financial
  income..............................     4,047           3,860           (1,637)          4,320            9,324          7,330
Income (loss) before extraordinary
  items and cumulative effects of
  changes in accounting principles....     5,114           4,877             (662)          2,465            5,087          4,820
  Basic earnings (loss) per share.....      5.08            4.84            (0.66)           2.46             5.07           5.03
  Diluted earnings (loss) per share...      5.06            4.82            (0.66)           2.45             5.04           4.91
Net income (loss).....................     4,947           4,718             (662)          7,894(3)         5,746          4,820
  Basic earnings (loss) per share.....      4.91            4.68            (0.66)           7.87(3)          5.73           5.03
  Diluted earnings (loss) per share...      4.90            4.67            (0.66)           7.80(3)          5.69           4.91
BALANCE SHEET DATA (END OF PERIOD):
Total assets..........................  $196,412   [EURO]187,327    [EURO]207,410   [EURO]199,274    [EURO]174,667  [EURO]136,149
Short-term financial liabilities......    31,799          30,328           33,942          35,840           36,721         20,475
Long-term financial liabilities.......    51,150          48,784           56,966          48,943           27,767         19,955
Capital stock.........................     2,761           2,633            2,609           2,609            2,565          2,561
Stockholders' equity..................    36,607          34,914           39,004          42,409           36,060         30,367
OTHER DATA:
Weighted average number of shares
  outstanding
  Basic...............................   1,008.3         1,008.3          1,003.2         1,003.2          1,002.9          959.3
  Diluted.............................   1,013.9         1,013.9          1,003.2         1,013.9          1,013.6          987.1

------------------------------
(1) We converted the amounts in this column from euros into dollars solely for your convenience at an exchange rate of [EURO]1 = $1.0485, the noon buying rate for euros on December 31, 2002. Please note that the convenience translation is not part of U.S. GAAP and, accordingly, our auditors have not audited these converted dollar amounts.
(2) We prepared the consolidated financial statements as of and for the year ended December 31, 1998, in deutsche marks and translated them into euros at the fixed rate of DM1.95583 per euro.
(3) Net income for 2000 includes [EURO]5,516 million of extraordinary gains from the disposals of businesses. Without these gains, the basic earnings per ordinary share in 2000 were [EURO]2.37 and the diluted earnings per ordinary share were [EURO]2.36.
(4) To comply with the new U.S. GAAP rule SFAS 145 which requires losses on extinguishments of debt to be classified as losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, we have adjusted the 1998 and 1999 amounts accordingly.

DIVIDENDS
    The following table shows the annual dividends we paid on our ordinary shares for the years 1998, 1999, 2000 and 2001. The table also discloses the dividend amount per ordinary share for 2002 which our supervisory board and our board of management plan to propose to our stockholders. We will ask our stockholders for approval of the dividend amount at the annual general meeting we plan to hold on April 9, 2003. For each of the years presented, the table shows the dividend amount paid in euros and the dollar equivalent.

    The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares and if you are a United States resident, please refer to "Taxation" in "Item 10. Additional Information" for a discussion of potential German and United States federal income tax consequences resulting from any dividends you may receive from us.

                                                             DIVIDEND PAID
YEAR ENDED                                                   PER ORDINARY
DECEMBER 31,                                                     SHARE
------------                                           -------------------------
1998                   ..............................     [EURO] 2.35  $ 2.50
1999                   ..............................            2.35    2.22
2000                   ..............................            2.35    2.08
2001                   ..............................            1.00    0.88
--------------------------------------------------------------------------------

2002 (proposed)(1)     ..............................      [EURO]1.50  $ 1.63

------------------------------

(1) We have translated the euro dividend amount proposed for 2002 into dollars solely for your convenience at an exchange rate of [EURO]1 = $1.0834, the noon buying rate for euros on February 13, 2003.

                         ------------------------------

    For additional information on our dividends, please also refer to the discussion under the heading "Dividend Policy" in "Item 8. Financial Information."

EXCHANGE RATE INFORMATION

    The following table shows average, high, low and period-end noon buying rates. For 1998, the table reflects the average, high, low and period-end noon buying rates for the deutsche mark which we converted into euros at the fixed rate of DM1.95583 per euro. For periods after January 1, 1999, the table shows the average, high, low and period-end noon buying rates for the euro.

YEAR                                           AVERAGE(1)      HIGH         LOW       PERIOD-END
----                                           ----------   ----------   ----------   ----------
                                                               (IN $ PER [EURO])
1998.........................................      1.1120       1.2178       1.0548       1.1733
1999  .......................................      1.0588       1.1812       1.0016       1.0070
2000  .......................................      0.9207       1.0335       0.8270       0.9388
2001  .......................................      0.8909       0.9535       0.8370       0.8901
2002  .......................................      0.9495       1.0485       0.8594       1.0485

2002
        July.................................                   1.0156       0.9730       0.9796
        August...............................                   0.9882       0.9640       0.9806
        September............................                   0.9959       0.9685       0.9879
        October..............................                   0.9881       0.9708       0.9881
        November.............................                   1.0139       0.9895       0.9932
        December.............................                   1.0485       0.9927       1.0485
2003
        January..............................                   1.0861       1.0361       1.0739
        February (through February 13,
          2002)..............................                   1.0875       1.0716       1.0834

------------------------------

(1) This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

                         ------------------------------

    On February 13, 2002, the noon buying rate for [EURO]1 was $1.0834.

    Since the beginning of 1999 the Frankfurt Stock Exchange has quoted our ordinary shares in euros. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of our ordinary shares on the German stock exchanges. Accordingly, exchange rate fluctuations are likely to affect the market price of our ordinary shares on the New York Stock Exchange. Exchange rate fluctuations may also affect the amount of any cash dividend we pay if you receive the dividend in dollars rather than in euros. You can find a more detailed discussion of how you may receive your dividends in dollars under the heading "Dividends" in "Memorandum and Articles of Association" in "Item 10. Additional Information."

    Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" if you would like to read about the effect exchange rate fluctuations have on our business and our operations. In these sections you can also find a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.

                                  RISK FACTORS

    Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in our primary markets, North America and Europe. The principal risks are described below.

    ECONOMIC

    A FURTHER WORLDWIDE DECLINE IN CONSUMER CONFIDENCE COULD PUSH THE UNITED STATES AND WESTERN EUROPEAN ECONOMIES BACK INTO RECESSION WHICH MAY SIGNIFICANTLY ADVERSELY AFFECT OUR PROFITABILITY AND DELAY OUR STRATEGIC EXPANSION PLANS.

    We derive substantial revenues from the United States and Western Europe. A significant U.S. automotive industry-wide decline in vehicle sales could result if the U.S. economy falls back into recession or if the current phase of weak economic growth persists for a prolonged period of time and consumer confidence is not restored. A renewed U.S. recession could stall economic growth in Western Europe and cause a significant reduction in vehicle demand in that market. Vehicle sales in Germany, a key market for our Mercedes-Benz and Setra commercial vehicles and Mercedes-Benz passenger cars, may be particularly vulnerable to the effects of a renewed U.S. recession because of the current weakness of the German economy. Consumer confidence is threatened by international political and military instability, rising energy prices, the continuing war on terrorism, concern about potential terrorist attacks and the fear that stock markets may not recover in the near to medium term. A decline in consumer confidence due to continued weak economic conditions and political uncertainties could significantly adversely affect our future sales and operating results.

    An important feature of our long-term strategic plan for growth is our expansion in Asian markets. An economic decline in Asia, particularly a continued recession in Japan or a major economic downturn in Korea or China could delay that expansion. Moreover, deteriorating economic conditions in Asia, especially if coupled with depreciating Asian currencies, could lead Asian competitors with excess capacity to intensify their efforts to export vehicles to North America and Western Europe.

    We also maintain production facilities and sales and finance companies in South America. Since the pronounced recession of the Argentinean economy has also negatively affected neighboring countries and created uncertainties for the future development of South American economies in general, our future sales, operating results and production plans in this region could be adversely affected.

    Apart from general economic conditions, the political environment in the markets in which we operate also affects our sales. More stringent legislation on emissions and fuel consumption, regulations on energy prices or luxury or other taxes could affect the growth in different product segments, and thus our profitability.

    INDUSTRY AND BUSINESS

    OVERCAPACITY AND INTENSE COMPETITION IN THE AUTOMOTIVE INDUSTRY, COMBINED WITH WEAK GLOBAL ECONOMIC CONDITIONS MAY AMPLIFY PRICING PRESSURE AND FORCE FURTHER COST REDUCTIONS.

    Intense price competition and overcapacity in the automotive industry could force manufacturers of passenger cars and commercial vehicles to decrease production, reduce capacity and increase sales incentives. These actions would increase our costs and decrease our revenues. Sales incentives in the new vehicle business also influence the price level of used vehicles and thus could result in a decline in resale prices of used vehicles.

    Intensifying competition and increasing pricing pressure could also negatively affect our future profitability if we are unable to continue to provide competitive sales incentives. The revenues and operating results of the Chrysler Group are particularly sensitive to sales incentives because consumers in the U.S. and Canadian automotive markets have come to expect them. In 2002, retail industry sales (including fleet sales) of new cars and trucks in the United States and Canada decreased slightly compared to 2001. Sales incentives may have influenced customers to accelerate into 2002 purchases otherwise planned for 2003. In the absence of continued sales incentives, retail industry sales may decrease significantly in 2003 compared to 2002.

    OUR FUTURE PROFITABILITY WILL DEPEND ON THE CHRYSLER GROUP AND FREIGHTLINER SUCCESSFULLY COMPLETING THEIR TURNAROUND PROGRAMS.

    The financial performance of Chrysler Group and Freightliner will depend in large part on the success of their turnaround plans to address the decline in sales and increased competition in the automotive and commercial vehicle markets. Our profitability will be adversely affected if Chrysler Group and Freightliner are unable to complete their turnaround plans successfully.

    THE CHRYSLER GROUP MAY NOT BE ABLE TO RENEW ITS LABOR AGREEMENT WITH THE UAW WITHOUT A STRIKE.

    The collective bargaining agreement between DaimlerChrysler Corporation and the UAW expires in September 2003. A prolonged work stoppage that could occur in connection with negotiating the terms of a new agreement could significantly adversely affect our operating results.

    OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO OFFER NEW INNOVATIVE PRODUCTS AND MEET CONSUMER DEMAND.

    Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to the success of automobile manufacturers. Our ability to strengthen our position within our traditional product and market segments through research and development of innovative products and services while expanding into additional market segments with innovative new products will play an important role in determining our future success. A general shift in consumer preference towards smaller, lower-margin vehicles, which could result from, among other things, government regulations, environmental concerns and increasing fuel prices, could have a negative effect on our profitability. Potential delays in bringing new vehicles to market, the inability to achieve defined efficiency targets without suffering from quality losses and the lack of market acceptance of our new models would adversely affect our financial condition, results of operations and cash flows.

    SERVICE ACTIONS OR RECALL CAMPAIGNS COULD BE COSTLY AND HURT SALES BY CREATING A NEGATIVE PERCEPTION OF OUR VEHICLES AMONG CONSUMERS.

    Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Component parts or assembly defects could require us publicly to undertake service actions or recall campaigns. These actions or campaigns could require us to expend considerable resources in correcting these problems and could influence purchasing decisions of potential purchasers of our vehicles, thereby negatively affecting our future sales and profitability. Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information regarding our product warranties.

    In addition, due to the increasingly competitive market environment, we and other automobile manufacturers may be forced to increase efficiency by further reducing costs along the automotive value chain which may result in additional cost and pricing pressure on suppliers. Pricing pressure on suppliers, however, may affect product quality.

    WE ARE SUBJECT TO LEGAL PROCEEDINGS AND ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS.

    An adverse outcome in one or more of our pending legal proceedings could significantly affect our future financial condition, operating results and cash flows. Please also refer to the discussion under the heading "Legal Proceedings" in "Item 8. Financial Information" for further information.

    The automotive industry is subject to extensive government regulation worldwide. Laws in various jurisdictions regulate occupant safety and the environmental impact of vehicles, including emission levels, fuel economy and noise, as well as the levels of pollutants generated by the plants that produce them. The cost of compliance with these regulations could be significant, and we expect to incur such compliance costs in the future. New legislation may also subject us to additional expense in the future, which could be significant.

    We are subject to taxation in many different jurisdictions. The amount of taxes we pay is based on our interpretation of the tax laws enacted by various governmental entities. The tax authorities in each of the jurisdictions in which we operate have the ability to audit us and determine whether we interpreted the tax laws appropriately and paid the correct amount of tax. In many countries, the results of these audits may not be known for several years after we file our tax declaration. In particular, the United States Internal Revenue Service continues to audit the tax declarations in the United States of our subsidiary DaimlerChrysler Corporation for various years. The results of these audits and audits in other jurisdictions may result in the payment of additional taxes, which could significantly affect our cash flows. Our reported results may also be negatively affected if existing provisions for income taxes are not adequate. For additional information regarding our income taxes, please refer to Note 9 to our Consolidated Financial Statements.

    DECLINING USED VEHICLE PRICES MAY ADVERSELY AFFECT OUR LEASING AND SALES FINANCING BUSINESS AND OUR FUTURE OPERATING RESULTS.

    Sales incentives have become an integral part of sales promotion as a result of overcapacity in the automotive industry and intense competition and pricing pressure, especially in the North American automobile market. Because sales incentives have the effect of reducing new vehicle prices, their continued use means that resale prices of used vehicles and the carrying value of leased vehicles may experience further downward pressure. If resale prices of used vehicles decline, such a decline will likely adversely affect our future operating results.

    A decline in resale prices of used vehicles could also negatively affect the collateral value of our sales financing and finance lease receivables. In addition, the financial services we offer in connection with the sale of vehicles involve risks relating to increased cost of capital and consumer and dealer insolvencies. Continued weakness in the U.S. or European economies may affect our future credit losses on lease and finance receivables.

    Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information on how sales incentives affect our leasing and sales financing business.

    FINANCIAL

    WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND INTEREST
RATES.

    Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the dollar, the euro and other world currencies. In addition, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities. We also hold a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. In order to mitigate the impact of currency exchange rate and interest rate fluctuations, we continually assess our exposures to these risks. When we deem it appropriate, we hedge a portion of these risks through the use of derivative financial instruments. Nevertheless, changes in currency exchange rates and interest rates can have substantial adverse effects on our operating results and cash flows.

    DOWNGRADES OF OUR LONG-TERM DEBT RATINGS WOULD INCREASE OUR COST OF CAPITAL AND COULD NEGATIVELY AFFECT OUR LEASE AND SALES FINANCING BUSINESS.

    In 2001, Moody's Investors Service and Standard & Poor's Ratings Services each lowered its ratings for our senior unsecured long-term debt and our commercial paper and/or revised the outlook in respect of its ratings. Although Standard & Poor's Ratings Services improved that outlook in July 2002 from negative to stable, the rating agencies may change the outlook on our credit ratings and/or review our credit ratings for possible further downgrades if, for example, the U.S. economy falls back into recession and expectations for vehicle sales decline or if competitive pressure within the automotive industry intensifies significantly. Downgrades by the rating agencies would increase our cost of capital and could negatively affect our businesses, especially the lease and sales financing business which is typically financed with a high proportion of debt. For a more detailed discussion of our credit ratings, please refer to the discussion under the heading "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

    WE DEPEND ON THE ISSUANCE OF TERM DEBT TO MANAGE LIQUIDITY AND DECLINES IN OUR OPERATING PERFORMANCE MAY LIMIT OUR ABILITY TO ISSUE SUCH DEBT.

    To manage the liquidity of the Group, we depend on the issuance of term debt, principally in the U.S. and European capital markets. Declines in our operating performance and changes in demand for this type of debt instrument could increase our borrowing costs or otherwise limit our ability to fund operations, which would negatively affect our operating results and cash flows.

    THE CARRYING VALUE OF OUR EQUITY INVESTMENTS IN MITSUBISHI MOTORS CORPORATION AND EADS DEPENDS ON THE ABILITY OF THOSE COMPANIES TO OPERATE THEIR BUSINESSES PROFITABLY.

    We hold non-controlling equity interests in Mitsubishi Motors Corporation and in the European Aeronautic and Defence and Space Company EADS N.V. We account for these investments using the equity method of accounting. Accordingly, risks negatively affecting the profitability of the businesses of these companies may adversely affect our proportionate share in their future operating results and our ability to recover the full amount of our investments. For example, a significant deterioration of the commercial airline business in EADS' case, or the failure of Mitsubishi Motors to successfully implement its turnaround plan could have such an adverse effect on EADS' and MMC's respective profitability. For further information on how we account for these investments, please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects."

    WE MAY NEED TO MAKE SIGNIFICANT CASH CONTRIBUTIONS OR INCREASE ACCRUALS WITH RESPECT TO THE FUNDING OF OUR PENSION AND POSTRETIREMENT PLANS.

    The funded status of our off-balance sheet pension and postretirement benefit plans is subject to actual developments and changes in actuarial and other related assumptions.

    Actual developments such as a significant change in the performance of the investments in plan assets or a change in the portfolio mix of plan assets can result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Lower or higher plan assets and a change in the rate of expected return on plan assets can result in significant changes of the expected return on plan assets in the following year and, as a consequence, could result in higher or lower net periodic pension cost in the following year.

    In addition, pension and postretirement benefit plan valuation assumptions could have an effect on the funded status of our plans. Changes in assumptions such as discount rates, rates for compensation increase, mortality rates, retirement rates, health care cost trend rates and other factors, may lead to significant increases or decreases in the value of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect the net periodic pension cost in the following year.

    Please refer to the sections "Critical Accounting Policies" and "Liquidity and Capital Resources" within "Item 5. Operating and Financial Review and Prospects" as well as to Note 25a to our Consolidated Financial Statements for a more detailed discussion on pension accounting.

ITEM 4. INFORMATION ON THE COMPANY.

                                  INTRODUCTION

ORGANIZATION

    The legal and commercial name of our company is DaimlerChrysler AG. It is a stock corporation organized under the laws of the Federal Republic of Germany and was incorporated on May 6, 1998. Our registered office is at Epplestrasse 225, 70567 Stuttgart, Germany, telephone +49-711-17-0. Our agent for U.S. federal securities law purposes is DaimlerChrysler North America Holding Corporation, located at 1000 Chrysler Drive, Auburn Hills, MI 48326-2766.

HISTORY

    On May 7, 1998, Daimler-Benz Aktiengesellschaft and Chrysler Corporation entered into an agreement to combine their businesses. The stockholders of each company approved the agreement on September 18, 1998. Chrysler became a wholly owned subsidiary of DaimlerChrysler AG through a merger transaction completed on November 12, 1998. In the merger, Chrysler shareholders received ordinary shares of DaimlerChrysler AG. Following an exchange offer in which more than 98% of Daimler-Benz stockholders exchanged their Daimler-Benz ordinary shares for DaimlerChrysler AG ordinary shares, Daimler-Benz was merged into DaimlerChrysler AG on December 21, 1998. Accordingly, DaimlerChrysler AG is the successor corporation to Daimler-Benz AG and we comprise the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz.

BUSINESS SUMMARY AND DEVELOPMENTS

    We develop, manufacture, distribute and sell a wide range of automotive products, mainly passenger cars, light trucks and commercial vehicles. We also provide financial and other services relating to our automotive business. We presently have five business segments:

    - MERCEDES CAR GROUP

    - CHRYSLER GROUP

    - COMMERCIAL VEHICLES

    - SERVICES

    - OTHER ACTIVITIES

    We offer our automotive products and related financial services primarily in Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. Through our alliances with Mitsubishi Motors Corporation and Hyundai Motor Company, we expect to increase our presence in the Asian markets. In 2002, our automotive business, including related financial services, contributed 98% of our revenues. Approximately 52% of our 2002 revenues derived from sales in the United States, 15% from sales in Germany and 16% from sales in other countries of the European Union. In line with our strategy of concentrating on the automotive core business and related services, we also disposed of several non-core business assets and expanded our core automotive activities through a series of transactions. For a further discussion of these disposals and of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    On January 6, 2003, Mitsubishi Motors Corporation spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation (MFTBC). Pursuant to a share sale and purchase agreement with Mitsubishi Motors Corporation dated September 20, 2002, we (DaimlerChrysler AG) agreed to purchase from Mitsubishi Motors a non-controlling 43% interest in MFTBC for approximately [EURO]760 million in cash. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with Mitsubishi Motors pursuant to which they agreed to purchase from Mitsubishi Motors a total of 15% of MFTBC's shares for approximately [EURO]265 million in cash. We expect the transactions under both agreements to close in March 2003. Mitsubishi Motors will then hold a non-controlling 42% interest in MFTBC.

    In June 2001, we (DaimlerChrysler AG) entered into a commercial vehicle joint venture agreement with Hyundai Motor Company (HMC). In a first phase, we and HMC established DaimlerHyundai Truck Corporation (DHTC), of which we and HMC each own 50%. We formed DHTC to produce and distribute engines and engine parts. The commercial vehicle joint venture agreement with HMC also included an option providing us with the right to acquire 50% of the commercial vehicle business of HMC. Pursuant to this option, which we exercised in December 2002, HMC is in the process of contributing its entire commercial vehicle business to a new legal entity. Subject to receiving all necessary governmental approvals, we currently plan to acquire a 50% interest in that entity from HMC for approximately [EURO]400 million at the end of February 2003. The purpose of the new commercial vehicle joint venture is to design, produce and distribute commercial vehicles above 4 metric tons (t) gross vehicle weight (GVW), including buses, as well as components for those vehicles. We and HMC intend to combine our commercial vehicle and engine joint ventures in the first half of 2003. We continue to hold a 10% equity interest in HMC.

    In June 2002, our subsidiary DaimlerChrysler Corporation formed a joint venture, Global Engine Alliance LLC, with Hyundai Motor America and Mitsubishi Motor Manufacturing of America, Inc. The joint venture is equally owned by the three companies and is registered as a limited liability company under the laws of the State of Delaware in the United States. The purpose of the joint venture is to design, develop, and engineer a family of world-class in-line four cylinder gasoline engines. Each of the three founding companies will utilize the same base engine in some of its future vehicles and work with the other two to reduce the cost of the engine, improve quality and maximize production efficiencies. The three companies will manufacture the engine in production facilities located in Korea, Japan and the United States. Hyundai and Mitsubishi will individually manage the production facilities in Korea and Japan, respectively, while the three companies will jointly operate the production facility in the United States. The first Global Engine Alliance partner to manufacture the engine will be Hyundai, which will begin production in 2004. Chrysler and Mitsubishi plan to start engine production in 2005.

    In refocusing our financing and leasing services business on our core business, the automotive sector, we have negotiated and concluded a series of transactions to tailor our portfolio of financial assets accordingly. In
June 2002, we completed the sale of a substantial portion of our commercial real estate and asset-based lending portfolios to GE Capital and other financial services providers for [EURO]1.3 billion. In October 2002, we concluded an agreement for the sale of an additional portion of our capital services portfolio.

    In October 2000, our subsidiary DaimlerChrysler Services AG combined its information technology activities with those of Deutsche Telekom AG in a joint venture. As part of the transaction, Deutsche Telekom contributed
[EURO]4.6 billion in cash to our information technology subsidiary debis Systemhaus in exchange for a 50.1% controlling interest in that company. In 2001, debis Systemhaus was renamed T-Systems ITS. In January 2002, we decided to exit the joint venture by exercising our option to sell our 49.9% interest in T-Systems ITS to Deutsche Telekom for [EURO]4.7 billion. We consummated the sale in March 2002.

    In April 2001, we sold a 60% interest in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic GmbH) and its subsidiaries to Continental AG. The sale agreement provided Continental with the option to purchase our 40% interest, and gave us the option to sell our 40% interest to Continental. On April 1, 2002, we exercised our option and sold our 40% interest to Continental for [EURO]215 million.

    For additional information and a description of other acquisitions and dispositions of businesses during the last three years, please refer to Notes 4 and 11 to our Consolidated Financial Statements.

    Net income before cumulative effects of changes in accounting principles was [EURO]4.9 billion in 2002 compared to a net loss before cumulative effects of changes in accounting principles of [EURO]0.7 billion in 2001. Basic and diluted earnings per ordinary share (before cumulative effects of changes in accounting principles) were [EURO]4.84 and [EURO]4.82 in 2002, compared to a basic and diluted ordinary loss per share of [EURO]0.66 in 2001.

    According to a new U.S. accounting standard, SFAS 142, amortization of goodwill no longer affects net income (loss). Instead, SFAS 142 requires that goodwill be tested for impairment at least annually. In connection with the transitional impairment evaluation, as required by SFAS 142, we recorded an impairment charge of [EURO]0.2 billion in 2002 which related solely to companies for which we account for using the equity method of accounting, primarily EADS. The impairment charge represents our proportionate share of our equity method investees' transitional goodwill impairment charge resulting from the adoption of SFAS 142.

    Net income was [EURO]4.7 billion in 2002 compared to a net loss of [EURO]0.7 billion in 2001. Basic and diluted earnings per ordinary share were [EURO]4.68 and [EURO]4.67 in 2002, while in 2001 the basic and diluted loss per ordinary share was [EURO]0.66.

    For additional information on our financial performance, please refer to "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects."

    Our aggregate capital expenditures for property, plant and equipment were [EURO]7.1 billion in 2002, [EURO]8.9 billion in 2001 and [EURO]10.4 billion in 2000. In 2002, the United States accounted for 40% and Germany for 35% of these capital expenditures. Expenditures on operating leases were [EURO]17.7 billion in 2002, somewhat less than in the two prior years (2001: [EURO]18.0 billion; 2000: [EURO]19.1 billion). For information on our capital expenditures by business segment, please refer to "Description of Business Segments."

    As of December 31, 2002, we had 1,012,803,493 ordinary shares outstanding and approximately 1.8 million stockholders. Our ordinary shares trade on various stock exchanges throughout the world, including the Frankfurt Stock Exchange and the New York Stock Exchange.

SIGNIFICANT SUBSIDIARIES

    The following table shows the significant subsidiaries we owned, directly or indirectly, as of December 31, 2002:

                                                              PERCENTAGE
NAME OF COMPANY                                                 OWNED
---------------                                               ----------
DaimlerChrysler North America Holding Corporation, Auburn
  Hills, MI, a Delaware corporation.........................     100.0
    DaimlerChrysler Motors Company LLC, Auburn Hills, MI, a
     Michigan limited liability company.....................     100.0
        DaimlerChrysler Corporation, Auburn Hills, MI, a
        Delaware corporation................................     100.0
          DaimlerChrysler Services North America LLC,
             Farmington Hills, MI, a Michigan limited
             liability company..............................     100.0
DaimlerChrysler Services AG, registered in Berlin,
  Germany...................................................     100.0

    We own 100% of DaimlerChrysler North America Holding Corporation and DaimlerChrysler Services AG. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler Motors Company LLC. DaimlerChrysler Motors Company LLC owns 100% of DaimlerChrysler Corporation. DaimlerChrysler Corporation owns 100% of DaimlerChrysler Services North America LLC.

                        DESCRIPTION OF BUSINESS SEGMENTS

MERCEDES CAR GROUP

    The Mercedes Car Group, formerly Mercedes-Benz Passenger Cars & smart, is responsible for the design, production and sale of Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart micro compact passenger cars. In 2002, the Mercedes Car Group contributed approximately 34% of our revenues.

    MERCEDES-BENZ. Our Mercedes-Benz passenger cars are world renowned for their innovative technology, highest levels of comfort, quality, safety, and pioneering design. The Mercedes-Benz passenger car product range consists of the following series:

    S-CLASS. S-Class full-size luxury sedans range from the S 350 to the S 600. In addition to various gasoline-powered models, two diesel engine versions with common-rail technology - the S 320 CDI and the S 400 CDI - and two models with permanent all-wheel drive - the S 430 4MATIC and the S 500 4MATIC - are currently available. A sportier version, the S 55 AMG, and two stretched Pullman sedans based on the S 500 and S 600 models complete the line-up. In
September 2002, we introduced an updated version of our S-Class.

    The CL-Class is a top-of-the-line coupe derived from the S-Class platform. The CL-Class represents a unique combination of superior driving performance, comfort and state-of-the-art technology. Customers can choose among three models
- the CL 500, the CL 600, and the CL 55 AMG.

    We introduced a new version of our SL-Roadster series, the SL-Class, in October 2001 in the European markets and in March 2002 in the United States. The new SL models, the SL 500 and the SL 55 AMG, feature an all-new body style and several technological innovations, including a retractable hard top, an electronic braking system, and an active suspension system. We will introduce an additional model, the SL 350, in Europe in the first quarter of 2003.

    We have also commissioned McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holding Ltd., to design and produce a new high-performance Mercedes-Benz sports car, the SLR. We expect to launch the SLR in Europe at the end of 2003. Through one of our German subsidiaries, we hold a 40% interest in TAG McLaren Holding Ltd.

    E-CLASS. The E-Class is a line of luxury sedans and station wagons. E-Class sedans are available in five gasoline engine versions ranging from the E 200 to the E 55 AMG and three common-rail diesel engine versions. E-Class station wagons come in six gasoline engine versions and three common-rail diesel versions. Three models are also available with permanent all-wheel drive -- the E 240 4MATIC, the E 320 4MATIC and the E 500 4MATIC. We introduced an all-new version of the E-Class sedan in March 2002 (August 2002 in the United States) and plan to follow up with a new station wagon. We will introduce the new wagon in March 2003 in Western Europe and in September 2003 in the United States.

    C-CLASS. The C-Class is a line of compact luxury sedans and station wagons. Eight gasoline engine versions - ranging from the C 180 to the C 32 AMG - and four common-rail diesel engine versions are available. Two models come with permanent all-wheel drive - the C 240 4MATIC and the C 320 4MATIC. The C-Class sports coupe, the SLK-Class (a two-seat roadster), the CLK coupe, and the CLK convertible complement the C-Class product family.

    In March 2002, we introduced an all-new version of the CLK coupe in the European markets (September 2002 in the United States), and we expect to offer a new version of the CLK convertible in Western Europe in May 2003
(September 2003 in the United States).

    THE A-CLASS. The A-Class is a front-wheel drive four-door hatchback that comes in a short and a long wheelbase version. Customers can choose from four gasoline engines of varying displacements and two diesel engines with common-rail technology. We do not offer the A-Class in the United States.

    THE M-CLASS. The M-Class is a line of sport-utility vehicles with permanent all-wheel-drive. They combine off-road capabilities with the comfort of a passenger car. We offer two diesel engine versions - the ML 270 CDI and the ML 400 CDI - and three gasoline engine versions - the ML 350, ML 500 and ML 55 AMG.

    THE G-CLASS. The G-Class is a four-wheel drive cross-country vehicle that has been consistently successful in its market segment since it was introduced in 1979. It comes in a short and a long wheelbase version and is also available as a convertible. We currently offer three gasoline engine models and two common-rail diesel engine models. Since December 2001, we have been offering the long wheelbase version of the G 500 in the United States.

    MAYBACH. In mid-1998, we decided to enter the exclusive luxury sedan market segment which is synonymous with superior vehicle design and unsurpassed luxury, comfort, and individuality. For that purpose we revived the prestigious Maybach brand and developed a high-end luxury car that would carry that brand name.

    We introduced the first Maybach models in the summer of 2002. The Maybach 57 and the Maybach 62 are high-end luxury sedans which combine precision craftsmanship and cutting edge-technology. The Maybach 62 has a 50 cm (19.7 inches) longer wheelbase than the Maybach 57. Customers can customize their vehicles by choosing from an extensive selection of the finest interior furnishings and materials. Deliveries began at the end of 2002.

    SMART. smart is a micro compact car brand that represents a trend-setting response to the challenges of urban mobility and optimum use of resources. It is currently available as a two-seat city-coupe, a convertible and as the crossblade, a limited edition lifestyle version. The smart cdi, a diesel version of the smart, achieved a fuel efficiency performance of 3.4 liters per 100 km, or approximately 69 miles per gallon, in New European Driving Cycle (NEDC) tests. We do not offer the smart in the United States.

    We plan to expand the smart product line by adding a two-seat roadster model and a coupe derivative in April 2003 and a four-door model in 2004. Our Asian partner, Mitsubishi Motors Corporation, offers a vehicle under its own brand name using the same platform and major components of the four-door smart.

    MARKETS, SALES AND COMPETITION

    In 2002, the most important markets for the products of the Mercedes Car Group were Germany (34% of unit sales), the remainder of Western Europe (34% of unit sales), the United States (17% of unit sales) and Japan (4% of unit sales). In Germany, new passenger car registrations for all manufacturers reached
3.25 million units, 3% less than in the previous year. In Western Europe (excluding Germany), new registrations of passenger cars decreased 3% to
11.33 million units.

    The following table shows the distribution of revenues and unit sales for our Mercedes Car Group segment by geographic market since 2000:

                            REVENUES AND UNIT SALES

                                                    YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------
                                      2002      % CHANGE     2001      % CHANGE     2000
                                    ---------   --------   ---------   --------   ---------
REVENUES(1)
Western Europe....................     30,940      +6         29,226     +11         26,396
    Germany.......................     16,975      +3         16,433      +5         15,661
    Other.........................     13,965      +9         12,793     +19         10,735
NAFTA region......................     12,173      +2         11,891      +7         11,112
    United States.................     11,257      +2         11,034      +7         10,303
    Canada and Mexico.............        916      +7            857      +6            809
Asia..............................      4,694     +11          4,236      +9          3,886
    Japan.........................      2,438     +14          2,139      -1          2,154
    Other.........................      2,256      +8          2,097     +21          1,732
Other markets.....................      2,363      +0          2,352      +2          2,306
                                    ---------              ---------              ---------
    World.........................     50,170      +5         47,705      +9         43,700
                                    =========              =========              =========

UNITS
Western Europe....................    835,900       0        838,800      +6        787,800
    Germany.......................    417,000      -4        436,500      -1        440,000
    Other.........................    418,900      +4        402,300     +16        347,800
NAFTA region......................    231,800      +1        229,400      +4        220,600
    United States.................    213,700       0        213,400      +4        205,700
    Canada and Mexico.............     18,100     +13         16,000      +7         14,900
Asia..............................     94,100       0         93,800     +12         84,100
    Japan.........................     47,100      -2         48,100     +12         43,000
    Other.........................     47,000      +3         45,700     +11         41,100
Other markets.....................     70,500      +4         67,700      +8         62,400
                                    ---------              ---------              ---------
    World.........................  1,232,300       0      1,229,700      +6      1,154,900
                                    =========              =========              =========

------------------------------

(1) [EURO] in millions.

                         ------------------------------

    In 2002, worldwide unit sales of the Mercedes Car Group were slightly higher than in 2001, while revenues increased 5% compared to 2001. Unit sales reached 1,232,300 units compared to 1,229,700 in the previous year and, based on reported unit sales, our Mercedes-Benz passenger cars were once again the leader within the luxury car segment. Sales of the new E-Class sedan were particularly strong at 179,200 units while the entire E-Class family achieved sales of 242,300 units. The S-Class family continued to perform solidly. The new SL-Roadster showed very strong sales performance, overcompensating for lower unit sales of the S-Class sedan, which experienced an anticipated sales decline as customers postponed purchases pending release of the facelifted S-Class sedan in September 2002.

    In Germany, unit sales of our Mercedes Car Group reached 417,000 in 2002, a 4% decrease over the previous year. This decrease was mainly in line with the overall 3% decline of the German passenger vehicle market. Unit sales in Western Europe (excluding Germany) increased 4% from 402,300 in 2001 to 418,900 in 2002. This was primarily due to higher demand for passenger cars in the United Kingdom, Italy, France and Spain. In the United States, the most important non-European market for Mercedes-Benz passenger cars, sales reached 213,700 units, a level comparable to 2001. The continued strong sales performance of the successful S-Class family and the new E-Class and CLK coupe supported this result. Unit sales in Japan fell 2% to 47,100 units in a very difficult market. In the rest of Asia (excluding Japan), we were able to outperform last year's sales level with 47,000 units. Sales performance in emerging markets such as China was especially encouraging. For a discussion of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    In Western Europe, our Mercedes-Benz passenger cars principally compete with products of BMW (BMW and, since January 2003, Rolls Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Jaguar, Aston Martin, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus). In the United States, our principal competitors include BMW (BMW, Rolls Royce), Ford (Jaguar, Aston Martin, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab). Competitors of Maybach are Rolls Royce and Bentley sedans. Principal competitors of the smart are Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu) and Volkswagen (Seat, Skoda, VW).

    The following table shows, by vehicle line, the number of units sold since 2000:

                                                            YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         2002        2001        2000
                                                       ---------   ---------   ---------
UNITS
S-Class (including CL-Class and SL-Class)............    107,100     106,500     108,500
E-Class..............................................    242,300     201,400     246,900
C-Class (including CLK-Class and SLK-Class)..........    478,300     506,700     389,400
A-Class..............................................    171,500     190,600     198,400
M-Class..............................................    102,000     102,300     105,700
G-Class..............................................      8,800       6,000       3,900
Smart................................................    122,300     116,200     102,100
                                                       ---------   ---------   ---------
    Total............................................  1,232,300   1,229,700   1,154,900
                                                       =========   =========   =========

Deliveries of Maybach began in December 2002.

    DISTRIBUTION

    We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering over 200 countries and customs areas. The sales organization differs depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly-owned subsidiaries. In the United States, in Canada and in major European markets we operate our own wholesale subsidiaries which we call market performance centers. Recently, we established market performance centers in Korea and Malaysia. In Europe and Canada, we also operate an increasing number of retail outlets, and it is our goal to establish our own retail locations in select major European metropolitan areas.

    The Maybach distribution network consists of 25 Maybach centers around the world. In the United States, we distribute Maybach through more than 80 select Mercedes-Benz dealers. The Maybach centers are outposts of our newly opened Center of Excellence at our largest passenger car production plant in Sindelfingen, Germany. We entrust the responsibility of caring for our Maybach customers only to specially trained personal liaison managers. These managers are not only knowledgeable in all technical details relating to Maybach vehicles, but are also intimately familiar with the demanding lifestyles of our customers which enables them to provide a maximum level of support. In the future, in addition to the Maybach distribution centers, customers will also be able to call on several specialized service centers.

    A network of approximately 600 smart centers in 24 countries provides sales and repair services for our smart vehicles.

    Effective October 2002, the European Commission adopted revised legislation concerning automotive retailing and services in the European Union. The new legislation no longer permits territorial and brand exclusivity in automotive distribution agreements. Under the new law, independent repair shops may become authorized service partners if they meet the qualitative criteria established by the manufacturer. Beginning in October 2005, authorized automotive retailers have the right to establish additional sales outlets anywhere in the European Union. In light of the new legislation, we concluded new contracts with our retail partners. The new contracts establish binding qualitative standards, which we will enforce by audits at regular intervals.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    Our Mercedes Car Group spent [EURO]2.5 billion on capital expenditures for fixed assets in 2002. Principal areas of investment were the preparation for production of the successor models of the A-Class, the M-Class, the E-Class and the SLK-Class as well as the new cross-over model GST and the new Maybach. Capital expenditures also included production equipment for manufacturing new engines and transmissions.

    In 2002, research and development activities of the Mercedes Car Group related primarily to the development of new car models and new engines and transmissions. The new car models under development included the new Maybach, the SLR, the smart roadster and the GST as well as the successor models of the A-Class, the M-Class and the SLK-Class. The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Mercedes Car Group segment during the last three years:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Capital expenditures for fixed assets..................   2,495      2,061      2,096
Research and development...............................   2,794      2,402      2,241

CHRYSLER GROUP

    Our Chrysler Group segment consists of DaimlerChrysler Motors Company LLC and its subsidiaries DaimlerChrysler Corporation, DaimlerChrysler Canada Inc., and DaimlerChrysler de Mexico S.A. de C.V., as well as other international automotive affiliates. These companies manufacture, assemble and sell cars and trucks under the brand names Chrysler, Jeep-Registered Trademark- and Dodge. The Chrysler Group segment contributed approximately 40% of our revenues in 2002.

    TURNAROUND PLAN FOR THE CHRYSLER GROUP

    The Chrysler Group continued to make progress in 2002 with respect to the key initiatives announced in February 2001 as part of a turnaround plan designed to improve its financial performance and market position. The status of the main elements of the turnaround plan is as follows:

    - SUPPLIER COST REDUCTIONS -- After asking suppliers to voluntarily reduce prices for material and services by 5%, effective January 1, 2001, the Chrysler Group requested suppliers to help identify an additional 10% in cost reductions through joint design and commercial activities. The Chrysler Group realized substantial savings in 2002 as a result of these efforts, and intends to continue them in 2003.

    - REVENUE ENHANCEMENT -- Following the introduction of a new performance-based dealer incentive program in 2001 that featured cash payments to dealers for exceeding monthly retail sales goals, the Chrysler Group reorganized its 24 individual sales zone offices throughout the United States into 8 regional business centers. Each business center has responsibility for decisions affecting advertising, incentives, and product distribution within its region, so that dealers can respond more quickly to differing local market demands. The Chrysler Group is also pursuing a plan, called "Project Alpha," to develop a new style of dealership in key markets that combines in one modern facility the display, sale and servicing of all three brands of Chrysler Group vehicles (Chrysler, Jeep-Registered Trademark- and Dodge). In addition, to encourage sales by highlighting product quality, the Chrysler Group began offering an extended 7 year or 70,000 mile limited powertrain warranty with its 2003 model year vehicles.

    - WORKFORCE REDUCTION -- The Chrysler Group reduced its workforce by approximately 20% over the last two years. It achieved this reduction, which affected about 26,000 employees, through a combination of retirements, special programs, attrition and layoffs. An additional reduction of about 3,600 employees resulted from the sale of the Dayton Thermal Products facility and the Graz, Austria plant in 2002.

    - MANUFACTURING EFFICIENCIES -- The Chrysler Group continued to implement its plan to reduce excess production capacity and adjust production volumes by idling, closing, or disposing of several manufacturing facilities; eliminating shifts and reducing line speeds at others; and adjusting volumes at component, stamping and powertrain facilities. Chrysler Group management continues to explore opportunities for divestiture of selected assets.

    As part of the turnaround plan, we recorded a restructuring charge in 2001 which primarily related to workforce reductions, asset write-downs and contract cancellation costs. The additional charges we recorded for the plan in 2002 were [EURO]0.7 billion (2001: [EURO]3.1 billion) related to ongoing workforce reductions and asset divestitures. For a further discussion of the Chrysler Group's turnaround plan, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and Note 7 to our Consolidated Financial Statements.

    PRODUCT CREATION PROCESS

    In 2001, we implemented a new product creation process at the Chrysler Group intended to facilitate reduced vehicle development times and improved quality. This process utilizes product innovation teams to guide the strategy and execution of new vehicle development programs. These teams will work within the Chrysler Development System, which establishes "quality gates" to assure that we meet predetermined objectives at every stage of the vehicle development process from creation to production. The product innovation teams are organized as follows:

    - PRODUCT STRATEGY TEAM -- This team analyzes the strategic issues that must be addressed in developing a business case for a new product or product line. These issues include customer trends, design ideas, technological innovation and the economic environment. The Product Strategy Team was already successful in lengthening platform life-cycles and instituting a strategy of re-using manufacturing equipment for more than one product launch in an effort to utilize capital resources more effectively.

    - PRODUCT TEAMS -- These multi-functional teams, which have evolved from the platform team concept, consist of co-dependent representatives of product development and design, manufacturing and marketing functions, one of whom will be designated the product team leader. The five vehicle product teams are: Small Vehicles, Premium Vehicles, Family Vehicles, Activity Vehicles and Trucks. The evolved product teams will permit greater flexibility than platform teams in the assignment of vehicle development programs and will ensure improved speed-to-market while meeting increasingly differentiated customer product needs and expectations. A powertrain product team works closely with the product teams.

    - COMPONENT TEAMS -- We have charged teams, which cross all product teams, with maximizing value for a specific vehicle area or subsystem, while reducing complexity across all vehicle lines. The component teams achieve these goals mainly through increased component sharing where appropriate and improved communication with suppliers. The component teams will draw on the best practices from our Mercedes Car Group segment and our partner Mitsubishi Motors Corporation.

    DaimlerChrysler Corporation and Mitsubishi Motors Corporation have agreed to work together on compact and mid-size cars. The companies have agreed to share research and development costs relating to these platforms (chassis and underbody components, including suspension, engine box, floor pan, etc.). Each company will develop and design its own upper bodies (sheet metal, interiors, exterior trim, etc.) to meet unique brand requirements. In addition to development cost sharing, DaimlerChrysler Corporation also agreed to leverage the combined volumes on the common compact and mid-size platforms to attain volume bundling cost synergies in global automotive parts procurement. Each company is responsible for all aspects of its vehicle sales, distribution and marketing.

    PRODUCTS

    Following are brief descriptions of the vehicles we offer under the Chrysler, Jeep-Registered Trademark- and Dodge brand names:

    NEON. Neon is a compact four-door front-wheel drive sedan which we sell under the Dodge brand name in the U.S. market, as the Dodge SX 2.0 in the Canadian market, and as the Chrysler Neon in all other markets. This vehicle is available with a choice of two 2.0-liter four-cylinder engines and a choice of a five-speed manual or a four-speed automatic transmission. In 2003, we will offer a new SRT-4 performance version of this vehicle with a 2.4-liter turbo four-cylinder engine and a five-speed manual transmission. A 1.6-liter four-cylinder engine with a five-speed manual transmission and a 2.0-liter four-cylinder engine with a five-speed manual or a four-speed automatic transmission are available in select markets outside the NAFTA region.

    SEBRING AND STRATUS SEDANS. The Chrysler Sebring and Dodge Stratus are mid-size front-wheel drive four-door sedans offering contemporary cab-forward styling. In the NAFTA region, we offer these sedans in multiple models, powered by either a 2.4-liter four-cylinder or a 2.7-liter aluminum V-6 engine. In select markets outside the NAFTA region, we offer the Sebring sedan with a 2.0-liter four-cylinder or a 2.7-liter aluminum V-6 engine.

    INTREPID, CONCORDE AND 300M. Dodge Intrepid is a full-size front-wheel drive four-door sedan offered with a 2.7-liter or 3.5-liter aluminum V-6 engine. The Intrepid is available only in the NAFTA region. The Chrysler Concorde is a full-size front-wheel drive sedan available in three models and powered by either a 2.7-liter or 3.5-liter aluminum V-6 engine. The Chrysler 300M is a front-wheel drive luxury performance sedan powered by a 3.5-liter aluminum V-6 engine for both the NAFTA region and other markets, with an optional 2.7-liter V-6 engine for markets outside the NAFTA region. Concorde and 300M models are available in the NAFTA region and in other select markets.

    CROSSFIRE. The all-new Chrysler Crossfire sports coupe will go on sale in mid-2003 as a 2004 model year vehicle. Powered by a Mercedes-Benz 3.2-liter V-6 engine, the two-seater Crossfire is a combination of American design and German engineering. Transformed from a concept car to production in about two years, we will sell the Crossfire predominately in the NAFTA region, but will also offer it in other select markets.

    OTHER CARS. Other cars include the all-new redesigned Dodge Viper SRT-10 model, a two-seat sport roadster with a high performance V-10 powertrain; and the Dodge Stratus and Chrysler Sebring - two-door coupes produced for us by Mitsubishi Motor Manufacturing of America in its Normal, Illinois, assembly plant. Another version of the Chrysler Sebring is the front-wheel drive four-passenger mid-size convertible with a power top. It is available in the NAFTA region with a 2.4-liter four-cylinder or a 2.7-liter aluminum V-6 engine and in other markets with a 2.0-liter four-cylinder engine or a 2.7-liter aluminum V-6 engine. The Dodge Atos is a sub-compact monovolume vehicle equipped with a 1.0-liter four-cylinder engine produced by Hyundai which we sell exclusively in Mexico.

    PACIFICA. The all-new Chrysler Pacifica, which goes on sale in the first half of 2003 as a 2004 model year vehicle, creates an all-new market segment called Sports Tourer. Available in all-wheel drive, the Pacifica is powered by a 3.5-liter V-6 engine and has a four-speed automatic transmission with AutoStick. With three rows of seats and room for up to six passengers, the Pacifica has front and rear first-class seating and various amenities that provide alternatives to existing luxury and sport-utility vehicles.

    MINIVANS. The long wheelbase Dodge Grand Caravan and Chrysler Town & Country come with either front-wheel or all-wheel drive. The short wheelbase Dodge Caravan and Chrysler Voyager are front-wheel drive vehicles. Gasoline engines available on minivans include a 2.4-liter four-cylinder, a 3.3-liter V-6 and a 3.8-liter V-6. For select markets, a common rail 2.5-liter four-cylinder diesel engine is also available. In 2002, the Chrysler and Dodge minivans continued to lead the market as the best-selling minivans in the world.

    PT CRUISER. PT Cruiser offers the interior volume of a full-size sedan or sport-utility vehicle, even though it is shorter than many compact cars. The front-wheel drive PT Cruiser is available with a choice of a 2.4-liter or a 2.4-liter turbo four-cylinder engine and either a five-speed manual or a four-speed automatic transmission. In select markets outside the NAFTA region, the choice of four-cylinder engines includes the 1.6-liter gasoline, 2.0-liter gasoline and 2.4-liter gasoline engines as well as a 2.2-liter common-rail diesel produced by Mercedes-Benz.

    RAM PICK-UP. We completely redesigned the Dodge Ram 1500 pick-up truck for the 2002 model year. We also launched redesigned versions of the Dodge Ram 2500/3500 pick-up in the third quarter of 2002 as 2003 models. Ram pick-up trucks compete in the large pick-up truck segment and are available in standard cab and quad cab body styles. The gasoline engine lineup includes a 3.7-liter V-6, a 4.7-liter V-8, a 5.9-liter V-8 and an 8.0-liter V-10. A 5.9-liter I-6 diesel is available with a five-speed manual or four-speed automatic transmission, and a diesel high-output version is available with a six-speed manual transmission. Our Saltillo engine plant in Mexico started production of the new high performance 5.7-liter HEMI engine, which is replacing the 5.9-liter V-8 in both the light- and heavy-duty Ram pick-up trucks.

    DAKOTA. The Dakota pick-up truck is available in standard, club and quad cab body styles. The engine lineup consists of a 3.9-liter V-6, a 4.7-liter V-8 and a 5.9-liter V-8. Dakota is the only competitor in the compact pick-up truck segment to offer a V-8 engine.

    DURANGO. The Dodge Durango, a five- to eight-passenger sport utility vehicle, was derived from the Dakota platform and competes in the full-size sport utility segment. The Durango is available with a 4.7-liter or 5.9-liter V-8 engine, packaged in the bold, Dodge Ram-inspired exterior. We redesigned the Durango for the 2004 model year. The new version will become available in the second half of 2003.

    RAM VAN. The Ram Van is Dodge's entry in the full-size van market and is available in two wheelbases and three body configurations. Dodge builds both cargo and conversion vans. We plan to discontinue Ram Van production in the second quarter of 2003.

    SPRINTER VAN. Available in both passenger and cargo versions, the Dodge Sprinter Van is powered by a high-performance Mercedes-Benz 2.7-liter diesel engine. The Sprinter Van is available in three different wheelbases. Customers can combine each wheelbase with one of two different roof heights. The Sprinter Van is able to adapt to custom business demands through a wide range of available vocational upfit packages.

    JEEP-REGISTERED TRADEMARK- GRAND CHEROKEE. The Grand Cherokee exemplifies four-wheel drive capability and style with an exceptional balance of power, performance, on-road handling, security and luxury. Grand Cherokee is a full-size sport utility vehicle which is available in a four-door body style in both two- and four-wheel drive configurations. In the NAFTA region, we offer it with a 4.0-liter I-6 or a 4.7-liter V-8 engine. Outside the NAFTA region, the Grand Cherokee is also available with a 2.7-liter I-5 diesel engine, which is engineered by Mercedes-Benz.

    JEEP-REGISTERED TRADEMARK- LIBERTY. The Liberty with its four-wheel drive capability adds on-road refinement through an independent front suspension and isolated multi-link rear suspension. The Liberty is a mid-size sport utility vehicle which is available with two- or four-wheel drive, and either a 2.4-liter four-cylinder or a 3.7-liter V-6 gasoline engine. We offer this vehicle as a Jeep-Registered Trademark- Cherokee in other selected markets outside the NAFTA region with an optional 2.5-liter turbo diesel engine.

    JEEP-REGISTERED TRADEMARK- WRANGLER. The Wrangler, a small sport utility vehicle, is the authentic four-wheel drive vehicle that is the icon of the Jeep-Registered Trademark- brand. We offer the Wrangler with four-wheel drive, removable soft and hard top systems, and a choice of four- or six-cylinder gasoline engines.

    MARKETS, SALES AND COMPETITION

    In 2002, our most important markets for Chrysler, Jeep-Registered Trademark-and Dodge vehicles were the United States with 81% of factory shipments or unit sales, Canada with 9% of unit sales and Mexico with 4% of unit sales. In the United States and Canada we sold 2,452,200 vehicles in the retail market in 2002, which compares to 2,518,800 in 2001. For 2002, this represents a 13.0% share of the United States and Canada car and truck market, compared to 13.2% in 2001. Industry retail sales in the United States and Canada for 2002 were
18.9 million units, a decrease of 1% from 2001.

    The following table shows the distribution of revenues and unit sales for the Chrysler Group segment by geographic market since 2000:

                            REVENUES AND UNIT SALES

                                                      YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------
                                        2002      % CHANGE     2001      % CHANGE     2000
                                      ---------   --------   ---------   --------   ---------
REVENUES(1)
NAFTA region........................     55,304      -5         58,210      -7         62,814
    United States...................     48,958      -5         51,548      -8         55,924
    Canada..........................      4,595      +1          4,529      -9          4,963
    Mexico..........................      1,751     -18          2,133     +11          1,927
European Union......................      3,122     -12          3,546      +7          3,309
Other markets.......................      1,755      +2          1,727     -23          2,249
                                      ---------              ---------              ---------
    World...........................     60,181      -5         63,483      -7         68,372
                                      =========              =========              =========

UNITS(2)
NAFTA region........................  2,650,700      +3      2,569,600     -10      2,858,500
    United States...................  2,277,100      +4      2,196,000     -11      2,469,700
    Canada..........................    253,800      +5        240,600     -10        267,400
    Mexico..........................    119,800     -10        133,000     +10        121,400
European Union......................     84,100     -20        105,100      +2        103,000
Other markets.......................     87,900      +8         81,200      -3         83,700
                                      ---------              ---------              ---------
    World...........................  2,822,700      +2      2,755,900     -10      3,045,200
                                      =========              =========              =========

------------------------------

(1) [EURO] in millions.

(2) Unit sales represent factory shipments by the Chrysler Group.

                         ------------------------------

    In 2002, revenues of our Chrysler Group segment decreased, primarily as a result of the appreciation of the euro against the dollar and higher sales incentives. This decrease was partially offset by an increase in unit sales. Measured in dollars, the principal currency for the Chrysler Group, revenues were approximately the same compared to 2001. Total unit sales increased by 2% to 2,822,700 as a result of stronger dealer orders. For additional information regarding Chrysler Group's revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    In the NAFTA region, principal competitors of our Chrysler, Jeep-Registered Trademark- and Dodge passenger cars and trucks are products of General Motors, Ford, Toyota, Honda and Nissan. Intense competition in the NAFTA region is likely to continue as Korean manufacturers offer additional value-based products and European manufacturers offer new minivans and sport-utility vehicles. Due to the economic conditions in other markets, particularly in Asia, and a relatively strong U.S. dollar compared to the Japanese yen, non-U.S. competitors with excess capacity in both North America and Asia may intensify their efforts to produce vehicles for sale in the NAFTA region.

    The following table shows, by vehicle line, the number of units sold since 2000:

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          2002        2001        2000
                                                        ---------   ---------   ---------
UNITS(1)
Cars
    Neon..............................................    171,600     188,400     236,300
    Sebring and Stratus Sedans(2).....................    201,000     203,600     197,100
    Intrepid, Concorde and 300M(3)....................    202,200     200,000     293,400
    Other.............................................    109,000     105,900      92,300
Minivans..............................................    558,800     591,600     589,000
PT Cruiser............................................    191,200     214,300     141,200
Trucks
    Ram Pick-up.......................................    466,500     375,900     434,700
    Dakota............................................    161,700     163,100     195,800
    Durango...........................................    122,200     132,600     180,900
    Ram Van...........................................     42,000      57,500      77,000
    Other.............................................        900          --          --
Jeep-Registered Trademark-
    Grand Cherokee....................................    289,000     249,900     336,600
    Liberty/Cherokee..................................    230,100     201,300     174,500
    Wrangler..........................................     76,500      71,800      96,400
                                                        ---------   ---------   ---------
    Total.............................................  2,822,700   2,755,900   3,045,200
                                                        =========   =========   =========

------------------------------

(1) Unit sales represent factory shipments by the Chrysler Group.

(2) Includes former Cirrus and Breeze sedans.

(3) Includes former LHS sedan.

    DISTRIBUTION

    Dealers in the NAFTA region, who have sales and service agreements with DaimlerChrysler Motors Company LLC, sell new Chrysler,
Jeep-Registered Trademark- and Dodge passenger cars and trucks at retail. The dealers purchase cars, trucks, parts and accessories from DaimlerChrysler Motors Company LLC for sale to retail customers. In the United States, we distribute our Chrysler, Jeep-Registered Trademark- and Dodge products through 4,234 dealers at December 31, 2002, compared to 4,320 dealers at December 31, 2001. In Canada, the dealer network comprised 512 dealers at December 31, 2002, compared to 525 dealers at December 31, 2001. In Mexico, the dealer network comprised 124 dealers at December 31, 2002, compared to 121 dealers at December 21, 2001.

    Chrysler International Corporation, a 100% owned subsidiary of DaimlerChrysler Corporation which in turn is a 100% owned subsidiary of DaimlerChrysler Motors Company LLC, sells vehicles in various other countries through wholly-owned, affiliated and independent distributors and dealers.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 2002, our Chrysler Group segment invested [EURO]3.2 billion in fixed assets. These capital expenditures related primarily to new product programs that include the recent launch in 2002 of Dodge Ram 2500/3500 pick-up trucks and the Chrysler Pacifica launch in early 2003. In addition, Chrysler Group made capital expenditures to upgrade powertrains, component facilities, and maintain other existing facilities.

    Research and development expenditures in 2002 were primarily for new product development, but also included development costs for improving existing products. These expenditures included compliance costs associated with regulations promulgated by various governmental agencies worldwide.

    The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Chrysler Group segment during the last three years:

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              2002       2001       2000
                                                            --------   --------   --------
                                                                 ([EURO] IN MILLIONS)
Capital expenditures for fixed assets.....................   3,155      5,083      6,339
Research and development..................................   2,062      2,201      2,456

    The decrease of capital expenditures for fixed assets is mainly attributable to improved production and development processes and fewer major product launches.

    INTERNATIONAL OPERATIONS/COOPERATIONS

    The Chrysler Group's international operations in South America include a manufacturing facility in Venezuela, where it assembles the Chrysler Neon, Jeep-Registered Trademark- Cherokee and Grand Cherokee. Prior to August 2002, international operations in Europe included the manufacture of the PT Cruiser, subsequently transferred to Mexico, and the Chrysler Voyager at the Eurostar plant located in Graz, Austria. The Chrysler Group sold the Eurostar plant to Magna International Inc., in July 2002.

    International cooperations in Austria include the continued production of Jeep-Registered Trademark- Grand Cherokees and the transferred production of Chrysler Voyagers from Eurostar under an assembly contract with Magna Steyr Fahrzeugtechnik AG & Co KG. The segment's automotive affiliations in the Asia-Pacific region include the assembly and distribution of Jeep-Registered Trademark- Cherokees and Grand Cherokees in China by Beijing Jeep-Registered Trademark- Corporation, Ltd., a minority-owned joint venture. In Brazil, it participates in a joint venture with Bayerische Motoren Werke AG to manufacture a 1.6-liter gasoline engine for use in both Chrysler Group and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company that assembles Jeep-Registered Trademark- Cherokees in Egypt.

    In the first quarter of 2003, production of the Chrysler Crossfire two-seat coupe will begin in Germany under an assembly contract with Wilhelm Karmann GmbH, one of our long-time business partners.

COMMERCIAL VEHICLES

    We manufacture and sell commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Setra, Thomas Built Buses, American La France, Western Star and Orion. Our worldwide facilities provide us with a very strong production and assembly network for commercial vehicles and core components. We also have a worldwide distribution and service network for commercial vehicles. In 2002, our Commercial Vehicles segment contributed approximately 19% of our total revenues.

    STATUS OF IMPLEMENTATION OF TURNAROUND PLAN FOR FREIGHTLINER

    In the NAFTA region, we operate our truck business through our U.S. subsidary, Freightliner LLC. During 2002, Freightliner continued to implement its four-point turnaround plan we announced in October 2001. The status of the four main elements of the turnaround plan is as follows:

    - MATERIAL COST SAVINGS -- Freightliner targets a 10% reduction in direct material expenditures by 2004. The target reflects potential design changes, optimized workflow between Freightliner and its supplier base, improved terms and conditions in existing supplier agreements and more standardized and modular vehicle content. Freightliner achieved a 5% reduction in material costs in 2002. It plans to achieve the remaining target reductions in 2003 and 2004.

    - PRODUCTION COST SAVINGS -- Freightliner expects to reduce production costs up to 15% by 2004 through various plant closures, efficiency improvements, and wage reductions. In this regard, its subsidary Thomas Built Buses closed its Woodstock, Ontario, school bus assembly plant in the fourth quarter of 2001. In the third quarter of 2002, Freightliner further consolidated its parts production which led to the closure of its Portland parts plant. In the fourth quarter of 2002, Freightliner closed the truck plant of its Canadian subsidiary Freightliner Ltd. in Kelowna, British Columbia, after it moved the production of Western Star trucks to its Portland truck plant. Freightliner also achieved a 5% plant efficiency improvement in 2002, and it plans to achieve an additional 10% over the 2003 - 2004 period. In addition, Freightliner's American La France subsidiary closed down two facilities in 2002 after it decided to relocate its fire truck production to an existing facility in Charleston, SC.

    - OVERHEAD REDUCTIONS -- Freightliner plans to reduce its salaried workforce by a total of 1,100 employees or 25%. It achieved 70% of this reduction by year end 2002 and it plans to achieve the remaining 30% in 2003 and 2004. Effective January 2002, Freightliner also reduced salaries by 5% and changed health and welfare benefits. Freightliner expects additional savings from lower non-production material costs and other non-manpower expenses.

    - IMPROVEMENTS TO THE BUSINESS MODEL -- Freightliner revised its business model and now focuses on securing profitable business rather than accumulating market share. More specifically, it emphasizes applying more stringent criteria to new truck pricing and residual value commitments and streamlining the cost structure of used truck operations.

    PRODUCTS

    VANS. Worldwide, we currently offer four series of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Sprinter, the Vito/V-Class, the Vario, and the Vaneo -- a new compact van we launched in February 2002. We manufacture Mercedes-Benz vans in Germany and Spain for all markets, except South America, South Africa, Australia and several Asian markets. For the South American, South African, Australian, and several Asian markets we manufacture the Mercedes-Benz Sprinter in Argentina. We also assemble the Sprinter van in the United States for the U.S. and Canadian markets where we currently sell it under the Freightliner brand name. Since January 2003, we offer the Sprinter also under the Dodge brand name and sell it in these markets through Chrysler Group dealers in an effort to broaden the Sprinter's customer base. We plan to introduce the successor model of the Vito/V-Class in Europe in 2003, and in 2004 in other markets.

    TRUCKS. Our current European Mercedes-Benz truck lines consist of the Actros in the heavy weight category, the Atego in the medium and heavy weight categories, the Axor and the Econic. The Axor is a new semi-trailer truck we launched in January 2002. In terms of price and function it is positioned between the Actros and the Atego. The Econic is a specialty vehicle that customers can adapt for a variety of applications. Complementing our line-up is the Unimog, a four-wheel drive vehicle designed for special purpose applications, such as street maintenance, some construction industry uses, fire-fighting, forestry and agriculture.

    In September 2002, we introduced a new Mercedes-Benz Actros and a new Unimog series. To complete our truck portfolio we plan to introduce a new light truck line, the Accelo, in the first quarter of 2003, mainly for the Latin American markets.

    In Turkey, we manufacture medium and heavy duty trucks mainly for the local market. Our subsidiary DaimlerChrysler do Brasil develops and produces Mercedes-Benz trucks in the light, medium and heavy duty segments, especially for the South American markets. We also sell trucks we manufacture in our European factories in Africa, Asia and Australia.

    Our U.S. subsidiary Freightliner manufactures trucks and buses (based on truck chassis) in Classes 5 through 8 (from 16,000 lbs GVW to 33,000 lbs GVW and over) under the Freightliner, Sterling, Western Star, and Thomas Built Buses brand names, primarily for the U.S. and Canadian markets. Through American
La France, Freightliner is active in the custom fire truck chassis market. Freightliner also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs GVW to 33,000 lbs GVW).

    In mid 2002, Freightliner introduced its new M2 Business Class truck line in the United States and Canada. In 2003, Freightliner will expand the model range by adding new versions, including the M2 Heavy Duty models and Crew Cab options.

    BUSES. We are a full-line supplier in the worldwide bus and coach market. We utilize our global production facilities in France, Germany, Spain, Turkey, Canada, Mexico, Brazil, and the United States to tailor our product range to local market requirements and preferences. Our product portfolio includes city buses, coaches, interurban buses, midi buses, school buses and bus chassis. In Europe, we sell complete buses under the Mercedes-Benz and Setra brands and in the United States and Canada under the Setra and Orion brand names. We also sell Mercedes-Benz buses in Mexico and produce bus chassis in various countries.

    In 2002, Setra launched several new bus models, including one with a new "Com Air" roof-mounted air conditioning system. We also began offering two standard versions of the Mercedes-Benz Citaro city bus with Euro 4 natural gas engines. In October 2002, we presented the first bus of a fleet of 30 emission-free fuel cell buses. These buses, which are based on the Mercedes-Benz Citaro bus, will be deployed and tested successively in 10 major European cities beginning in mid-2003. For additional information regarding our fuel cell activities, please refer to the discussion under the heading "Research and Development" in "Item 5. Operating and Financial Review and Prospects."

    DAIMLERCHRYSLER POWERSYSTEMS. In 2002 we decided to separate our off highway activities from DaimlerChrysler Powersystems, effective January 2003. DaimlerChrysler Powersystems will continue to produce diesel engines, axles, transmissions and steering systems under the Mercedes-Benz and Detroit Diesel brand names for on-highway use, mainly for our commercial vehicles.

    DaimlerChrysler Off-Highway will focus exclusively on off-highway applications, such as rail and marine products and stationary industrial or commercial applications, for example, electrical back-up generators. We sell our off-highway-products under the brand names Mercedes-Benz, Detroit Diesel and MTU.

    RECENT DEVELOPMENTS

    On January 6, 2003, Mitsubishi Motors Corporation spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation (MFTBC). Pursuant to a share sale and purchase agreement with

Mitsubishi Motors Corporation dated September 20, 2002, we (DaimlerChrysler AG) agreed to purchase from Mitsubishi Motors a non-controlling 43% interest in MFTBC for approximately [EURO]760 million in cash. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with Mitsubishi Motors pursuant to which they agreed to purchase from Mitsubishi Motors a total of 15% of MFTBC's shares for approximately
[EURO]265 million in cash. We expect the transactions under both agreements to close in March 2003. Mitsubishi Motors will then hold a non-controlling 42% interest in MFTBC.

    In June 2001, we entered into a commercial vehicle joint venture agreement with Hyundai Motor Company (HMC). In a first phase, we and HMC established DaimlerHyundai Truck Corporation (DHTC), of which we and HMC each own 50%. We formed DHTC to produce and distribute engines and engine parts. The commercial vehicle joint venture agreement with HMC also included an option providing us with the right to acquire 50% of the commercial vehicle business of HMC. Pursuant to this option, which we exercised in December 2002, HMC is in the process of contributing its entire commercial vehicle business to a new legal entity. Subject to receiving all necessary governmental approvals, we currently plan to acquire a 50% interest in that entity from HMC for approximately [EURO]400 million at the end of February 2003. The purpose of the new commercial vehicle joint venture is to design, produce and distribute commercial vehicles above 4 metric tons (t) gross vehicle weight (GVW), including buses, as well as components for those vehicles. We and HMC intend to combine our commercial vehicle and engine joint ventures in the first half of 2003. We continue to hold a 10% equity interest in HMC.

    MARKETS, SALES AND COMPETITION

    The market for commercial vehicles depends significantly on the prevailing general economic conditions and developments since they directly influence transportation needs and the availability of funds for capital investment. Our most important commercial vehicle markets are Western Europe, North America and South America. Due to weak economic conditions in several of our core markets and the regional crises in South America, 2002 demand lagged behind 2001. In addition, excess capacity and fierce competition among the primary truck manufacturers resulting in intense pricing pressure continue to characterize the truck industry.

    Total commercial vehicle registrations in Western Europe (excluding Germany) decreased 5% to 997,100 units. Registrations in Germany declined 7% to 290,500 units.

    In the NAFTA region, sales for all manufacturers of trucks in Classes 6 through 8 decreased approximately 5% to 312,200 vehicles. In the United States, retail sales of all manufacturers in the Class 6/7 truck segment decreased from 134,100 units in 2001 to 114,400 units in 2002, while sales for all manufacturers in the Class 8 heavy duty truck category increased from 139,600 units in 2001 to 146,000 units in 2002. This increase was the result of accelerated vehicle purchases during 2002 triggered by new engine emission standards which became effective in the United States on October 1, 2002.

    In several South American countries, demand for commercial vehicles dropped significantly, especially in Argentina, where the economic and financial crisis led to a decrase in unit sales of 61% to 3,800. This crisis also affected the Brazilian market where unit sales declined 9% to 82,900.

    The following table shows the distribution of revenues and unit sales for our Commercial Vehicles segment by geographic market since 2000:

                            REVENUES AND UNIT SALES

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            2002     % CHANGE     2001     % CHANGE     2000
                                          --------   --------   --------   --------   --------
REVENUES(1)
Western Europe..........................   13,765        -5      14,415        -1      14,578
    Germany.............................    6,788        -6       7,227        -5       7,599
    Other...............................    6,977        -3       7,188        +3       6,979
NAFTA region............................    9,970        +5       9,463        -9      10,347
    United States.......................    8,462        +5       8,076        -8       8,826
    Canada..............................      936       +31         716        -7         773
    Mexico..............................      572       -15         671       -10         748
South America...........................    1,088       -25       1,456       -16       1,734
    Brazil..............................      748       -21         943       -20       1,186
    Other...............................      340       -34         513        -6         548
Other markets...........................    3,578       +11       3,238        +3       3,145
                                          -------               -------               -------
    World...............................   28,401        -1      28,572        -4      29,804
                                          =======               =======               =======

UNITS
Western Europe..........................  265,200        -4     275,800        -2     281,500
    Germany.............................  103,300        -3     106,000        -6     113,100
    Other...............................  161,900        -5     169,800        +1     168,400
NAFTA region............................  118,000       +11     105,900       -31     153,700
    United States.......................   99,800       +12      89,400       -32     131,700
    Canada..............................    9,600       +52       6,300       -36       9,900
    Mexico..............................    8,600       -16      10,200       -16      12,100
South America...........................   37,000       -14      43,000       -15      50,700
    Brazil..............................   29,600       -12      33,800        -9      37,100
    Other...............................    7,400       -20       9,200       -32      13,600
Other markets...........................   65,200        -4      68,200        +8      63,100
                                          -------               -------               -------
    World...............................  485,400        -2     492,900       -10     549,000
                                          =======               =======               =======

------------------------------

(1) [EURO] in millions.

                         ------------------------------

    Worldwide unit sales of our Commercial Vehicles segment decreased 2% to 485,400 in 2002 compared to 492,900 vehicles in 2001. Sales of vans decreased 5% to 246,100 in 2002 from 257,800 in 2001, bus unit sales were 8% lower in 2002 at 25,300 units, while sales of trucks increased 3% to 214,000 units.

    Lower demand in the Western European markets was the main reason for the decrease in unit sales of trucks, vans and buses sold under the Mercedes-Benz and Setra brand names. In the NAFTA region, our total commercial vehicle sales increased 11% to 118,000 units in 2002. This increase was primarily due to higher unit sales in the United States and Canada of premium class trucks in the Class 8 heavy weight category, which increased 42% to 44,000 units, mainly due to new emission laws in the United States which became effective on October 1, 2002. These new laws accelerated unit sales of trucks into 2002. In addition, 2001 unit sales were unusually low as dealers focused on reducing their existing inventories. These factors were the primary reasons for the overall sales increase of Freightliner, Sterling and Western Star vehicles, because they more than offset a 13% decline in sales of Thomas Built school buses and commercial vehicle chassis manufactured by a Freightliner subsidiary.

    In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, we sold 103,300 units in 2002, a decrease of 3% compared to the previous year. Unit sales in Germany represented 21% of our total commercial vehicle sales and the remaining Western European market accounted for an additional 33% with 161,900 units. The overall 4% decrease in unit sales in Western Europe resulted primarily from lower truck sales.

    The economic and financial crisis in Argentina also affected our commercial vehicle sales in Brazil and in other South American countries. As a result, our unit sales in South America decreased 14% from 43,000 units in 2001 to 37,000 units in 2002.

    In Western Europe, the primary sales market for Mercedes-Benz vans, our principal competitors are Renault, Fiat (Fiat and IVECO), Volkswagen and Ford.

    In the truck segment, competitors vary in each geographic region. In Western Europe, our main competitors are Volvo/Renault, Fiat (IVECO), MAN, Scania and Paccar (DAF). In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar, Paccar (Kenworth/Peterbuilt), Volvo/Renault
(Mack), General Motors and Ford.

    Our principal competitors in the bus sector (over 8t GVW) include Irisbus (Renault, Iveco, Heuliez, Karosa, Ikarus), Neoman (MAN, Neoplan), Volvo, Dennis and Scania in Western Europe and Volvo, Scania and Volkswagen in South America.

    The following table shows, by vehicle category, the unit sales of our Commercial Vehicles segment since 2000:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2002       2001       2000
                                                      --------   --------   --------
UNITS
Vans(1).............................................  246,100    257,800    249,300
Trucks(2)...........................................  214,000    207,500    271,300
Buses...............................................   25,300     27,600     28,400
                                                      -------    -------    -------
    Total...........................................  485,400    492,900    549,000
                                                      =======    =======    =======

------------------------------

(1) The unit sales in this category include sales of Mitsubishi pickup trucks (L
    200) which our subsidiary DaimlerChrysler South Africa assembles and sells. In addition, DaimlerChrysler South Africa sells Mitsubishi Pajero vehicles, which are also included.

(2) As of 2002 unit sales in this category also include school buses and other buses manufactured by Freightliner's subsidiary Thomas Built Buses. Previously, we reported these unit sales in the bus category and we adjusted the figures for the prior years accordingly. Unit sales of Thomas Built Buses reached 12,900 units in 2002, 15,700 units in 2001 and 20,800 units in 2000.

    For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    DISTRIBUTION

    In Germany, we sell our commercial vehicles through our own wholesale network. In Germany, we also own several retail outlets for our commercial vehicles. In other major European markets, a local DaimlerChrysler subsidiary provides wholesale services to a network of independent dealers. Outside Europe, we sell our commercial vehicles through independent distributors or, if we have a local production company, through the sales organization of the production company.

    Following the new legislation adopted by the European Commission in October 2002, we concluded new dealer contracts with the majority of our independent dealers. These new agreements contain clear qualitative standards that seek to ensure the exceptional positioning in the market of our premium Mercedes-Benz brand. Furthermore we began to strengthen our retail activities in major European metropolitan centers, such as Rome, Paris, Brussels, and Milan, by establishing our own retail outlets.

    CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In 2002, our Commercial Vehicles segment had capital expenditures for fixed assets of [EURO]1.3 billion. These expenditures primarily related to the preparation of the successor model of the Vito/V-Class, the preparation for production of the new Accelo light truck line in Latin America, the new Actros and new Detroit Diesel engines.

    Research and development projects in the commercial vehicles area focused on new products, especially the new Actros, the new bus by Thomas Built Buses to be introduced in 2004 and successor models of other existing product lines, primarily the Vito/V-Class and the Accelo to be introduced in 2003 in South America.

    The table below shows capital expenditures for fixed assets and research and development expenditures of our Commercial Vehicles segment during the last three years:

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              2002       2001       2000
                                                            --------   --------   --------
                                                                 ([EURO] IN MILLIONS)
Capital expenditures for fixed assets.....................   1,263      1,484      1,128
Research and development..................................     959      1,015        974

SERVICES

    Our services activities, which contributed approximately 10% of our revenues in 2002, consist almost exclusively of financial services supporting our automotive businesses. We provide these services through our wholly-owned subsidiary, DaimlerChrysler Services AG.

    In October 2000, Deutsche Telekom acquired a 50.1% controlling interest in our information technology activities, and in March 2002 we exercised our option to sell to Deutsche Telekom our 49.9% interest in these activities. You can find additional information about these transactions under the heading "Operating Results -- Overview" in "Item 5. Operating and Financial Review and Prospects," under the heading "Material Contracts" in "Item 10. Additional Information" and in Note 11 to our Consolidated Financial Statements.

    The following table shows the revenues generated by our services business since 2000:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
Financial Services.....................................   15,699     16,851     15,088
IT Services(1).........................................       --         --      2,438
                                                          ------     ------     ------
    Total..............................................   15,699     16,851     17,526
                                                          ======     ======     ======

------------------------------

(1) In October 2000, Deutsche Telekom acquired a 50.1% controlling interest in our IT subsidiary. As a result, our revenues for 2000 include IT-related revenues only for the first nine months of the year.

                         ------------------------------

    The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. In addition, we offer insurance and reinsurance brokerage and fleet management services. We also assist our dealers in the development and management of their facilities and we provide dealer property and casualty insurance.

    In July 2002, we began to operate a fully licensed bank, the DaimlerChrysler Bank, in Germany. The DaimlerChrysler Bank offers financial services to our retail customers and employees in Germany. These services include leasing and sales-financing as well as demand-deposit accounts, car savings plans, and customer credit cards.

    In the context of refocusing our financing and leasing services business on the automotive sector, which is our core business, we negotiated and concluded a series of transactions in different countries to streamline our portfolio of financial assets accordingly. In addition to several minor dispositions, we sold a substantial portion of our commercial real estate and asset-based lending portfolios to GE Capital and other financial services providers for [EURO]1.3 billion in June 2002. In October 2002, we concluded an agreement to sell an additional portion of our capital services portfolio.

    We also own, or hold minority investments in, several smaller companies for which we account using the equity method of accounting. Some of these companies provide services in the areas of mobility management, including traffic management, telematics products and toll collection. One of these investments is a 45% share in Toll Collect, a company that plans to operate a toll collection system on behalf of the German federal government starting in August 2003. The tolls will apply to all commercial vehicles over 12t GVW using German highways.

    MARKETS, SALES AND COMPETITION

    The following table shows the distribution of revenues derived from our services activities by geographic market since 2000:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001     2000(1)
                                                         --------   --------   --------
                                                              ([EURO] IN MILLIONS)
European Union.........................................    5,048      4,646      6,073
    Germany............................................    3,497      3,182      4,139
    Other..............................................    1,551      1,464      1,934
NAFTA region...........................................    9,994     11,596     10,643
    United States......................................    8,578      9,868      9,229
    Canada and Mexico..................................    1,416      1,728      1,414
Other markets..........................................      657        609        810
                                                          ------     ------     ------
    World..............................................   15,699     16,851     17,526
                                                          ======     ======     ======

------------------------------

(1) In October 2000, Deutsche Telekom acquired a 50.1% controlling interest in our IT subsidiary. As a result, our revenues for 2000 include IT-related revenues only for the first nine months of the year.

                         ------------------------------

    In 2002, we generated approximately 64% of our total financial services business volume in the NAFTA region, 22% in Germany and 10% in other European Union countries. We discuss period-to-period changes in revenues under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    The Services segment processed new leasing and finance contracts covering approximately 1,991,000 units in 2002 with a total value of [EURO]51.8 billion. In 2001, we processed new leasing and finance contracts covering 1,972,000 units with a total value of [EURO]53.7 billion. The 4% decrease in total contract value is due to foreign currency translation effects. The average monthly payment for new vehicle installment sale contracts in 2002 was [EURO]595. The average new contract balance amounted to [EURO]26,020 and the average original term was 47 months.

    The following table shows the number of units and the value covered by new leasing and finance contracts as well as the number of units and the value covered by all our outstanding leasing and finance contracts at December 31, 2002 (in each case by geographic area and in total):

                                UNITS                                 UNITS
                              COVERED BY                            COVERED BY
                                 NEW               VALUE               ALL               VALUE
                              CONTRACTS     ([EURO] IN MILLIONS)    CONTRACTS     ([EURO] IN MILLIONS)
                              ----------   ----------------------   ----------   ----------------------
United States(1)............  1,186,147            32,726           4,090,387            74,447
Germany(1)..................    284,196             6,829             613,464            12,238
Canada(1)...................    184,795             4,001             530,834             7,109
United Kingdom(1)...........     54,736             1,668             119,484             2,787
Mexico......................     52,377               842             122,746             1,504
Italy.......................     51,695             1,080             159,179             2,390
France......................     33,715               830              75,720             1,500
Japan(1)....................     26,021               856              78,712             1,583
Australia(1)................     16,530               484              42,122             1,000
Netherlands.................     15,747               448              48,427             1,070
Other(1)....................     84,974             2,040             229,490             3,624
                              ---------            ------           ---------           -------
    Total...................  1,990,933            51,804           6,110,565           109,252
                              =========            ======           =========           =======

------------------------------

(1) These figures include contracts which we included in several asset-backed receivables transactions in these countries.

                         ------------------------------

    In the leasing and financial services area, our competitors include leasing and finance subsidiaries of banks and financial institutions. We also compete with the financial services businesses of other automobile manufacturers to the extent they do not limit their activities to their own automobile brands.

    CAPITAL EXPENDITURES

    In 2002, our Services segment spent [EURO]95 million on fixed assets compared to [EURO]112 million in 2001. These expenditures related largely to the acquisition of data processing equipment. We also added [EURO]12.9 billion of equipment under operating leases compared to [EURO]14.3 billion in 2001.

OTHER ACTIVITIES

    This segment includes the MTU Aero Engines business unit, our holdings in EADS and Mitsubishi Motors Corporation, our real estate and corporate research activities, our holding companies, and our financing subsidiaries through which we refinance the capital needs of our operating businesses in the capital markets. The revenues of this segment originate mainly from our MTU Aero Engines business.

    The MTU Aero Engines business unit consists of MTU Aero Engines GmbH and its subsidiaries. MTU Aero Engines develops, produces and maintains engines for commercial, executive and military aircraft. MTU Aero Engines cooperates with other aircraft engine manufacturers, including, for example, General Electric, Pratt & Whitney and Rolls Royce, in several international aircraft engine joint ventures. MTU Aero Engines is also one of the leading providers of maintenance and repair services for jet engines.

    In July 2000, we combined the aerospace activities operated by our subsidiary DaimlerChrysler Aerospace AG, with the businesses of the French aerospace company Aerospatiale Matra S.A. and the Spanish aerospace company Construcciones Aeronauticas S.A. in European Aeronautic Defence and Space Company EADS N.V. As part of the transaction, we exchanged our controlling interest in DASA for a 33% minority interest in EADS. We retained the aero engines business operated by MTU Aero Engines GmbH and its subsidiaries.

    In October 2000, we acquired a non-controlling 34% interest in Mitsubishi Motors Corporation. In June 2001, we purchased AB Volvo's 3.3% equity interest in Mitsubishi Motors Corporation, increasing our non-controlling interest in Mitsubishi Motors Corporation to 37.3%. A rights offering by Mitsubishi Motors in

November 2002 reduced our equity interest to 37.1%. In conjunction with the acquisition of Volvo's 3.3% equity interest we received Volvo's rights in several operational contracts with Mitsubishi Motors Corporation, including all rights resulting from Volvo's cooperation with Mitsubishi Fuso Truck & Bus Company.

    We account for the minority interests we hold in EADS and Mitsubishi Motors Corporation using the equity method of accounting, and we report our share of the operating results of EADS and of Mitsubishi Motors Corporation as part of this segment.

    In April 2001 we sold a controlling interest in our TEMIC automotive electronics business. In April 2002 we sold our 40% minority interest in that business.

    In 2002, our Other Activities segment contributed approximately 2% of our total revenues. The following table shows the revenues generated by this segment since 2000:

                                                             YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         2002          2001          2000
                                                       --------      --------      --------
                                                               ([EURO] IN MILLIONS)
MTU Aero Engines.....................................   2,215         2,487          2,106
Former aerospace activities (excluding MTU Aero
  Engines)(1)........................................      --            --          3,281
Automotive Electronics(2)............................      --           294          1,067
Rail Systems(3)......................................      --         1,086          3,900
Other Businesses(4)..................................     508           640            261
                                                        -----         -----         ------
    Total............................................   2,723         4,507         10,615
                                                        =====         =====         ======

------------------------------

(1) In July 2000, we disposed of all our aerospace activities with the exception of the aero engines business. As a result, we included the revenues from the activities we disposed of only for the first half of 2000.

(2) In April 2001, we sold a controlling interest in our automotive electronics business. As a result, we included the revenues derived from this business only through March 31, 2001.

(3) On May 1, 2001, we completed the sale of our rail systems activities. Consequently, we included the revenues derived from these activities only through April 30, 2001.

(4) The revenues in this category relate primarily to real estate projects.

                         ------------------------------

    For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

    MARKETS, SALES AND COMPETITION

    The following table sets forth the distribution of revenues of this segment by geographic market since 2000:

                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                     2002(1)       2001(2)         2000
                                                     --------      --------      --------
                                                             ([EURO] IN MILLIONS)
European Union.....................................   1,079         2,068          7,168
    Germany........................................     836         1,377          2,944
    Other..........................................     243           691          4,224
NAFTA region.......................................   1,453         2,012          2,285
    United States..................................   1,304         1,804          2,054
    Canada and Mexico..............................     149           208            231
Asia...............................................     152           167            325
Other markets......................................      39           260            837
                                                      -----         -----         ------
    World..........................................   2,723         4,507         10,615
                                                      =====         =====         ======

------------------------------

(1) The decrease in 2002 revenues is primarily due to our dispositions of the rail systems business and the sale of 60% of our investment in our automotive electronics business in 2001. The 2001 figure included revenues from the rail systems through April 2001 and from the automotive electronics business through March 2001.

(2) The decrease in 2001 revenues is primarily due to our disposition in 2000 of all of our aerospace activities with the exception of the aero engines business, and the sale in 2001 of our rail systems activities and a controlling interest in our automotive electronics activities.

                           SUPPLIES AND RAW MATERIALS

    In 2002, we purchased goods and services from suppliers around the world with a total value of approximately [EURO]102.1 billion compared to [EURO]106.5 billion in 2001. Chrysler Group accounted for 42% of our total purchase volume, Mercedes Car Group for 36%, Commercial Vehicles for 19%, Services for 1%, and Other Activities for 2%. We purchase various commodities used in vehicle manufacturing, such as steel, through long-term supply agreements. From time to time, we also purchase commodities on the spot market.

    We operate our worldwide procurement and supply activities through a single global procurement and supply function. We are aiming at maximizing the efficiency of our supply networks by working not only with the first tier supplier but also with sub-suppliers, raw material suppliers, and transportation carriers. We increasingly use e-business services, such as electronic purchasing of supplier products (e-procurement) and electronic management of logistics processes. In particular, we work closely with Covisint, L.L.C., a joint venture that operates a business-to-business internet marketplace offering e-procurement services to participants in the automotive industry. Other vehicle manufacturers using Covisint's procurement services include Ford, General Motors, Nissan, PSA and Renault.

    In 2002, prices for steel products in the United States increased slightly due to the tariffs imposed by the U.S. government on steel imported into the United States. We were able to minimize price increases through long-term contracts and an exclusion to the federally mandated tariff. We were granted the exclusion to the tariff for certain types of imported steel.

    In Germany, we negotiate steel prices generally on an annual basis and we attempt to negotiate a fixed price if we think it will be to our benefit. Aluminum and copper prices remained relatively stable.

    Resin (plastic) prices fluctuated with the price of oil and demand. We avoided material shortages and substantial price increases through close cooperation with suppliers and sub-suppliers.

    In the precious metals market, palladium and rhodium prices decreased while average platinum prices increased. These metals are used in catalytic converters to reduce emissions. To minimize our exposure to the high price volatility of these metals, we improved our existing processes through our purchasing and engineering initiatives and we continue to research alternative materials and processes.

                GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    The automotive industry is subject to extensive government regulation. Laws in various jurisdictions regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. The cost of complying with these regulations can be significant, and we expect to incur significant compliance costs in the future. We recognize, however, that leadership in environmental protection is an increasingly important competitive factor in the marketplace.

VEHICLE EMISSIONS

    U.S. STANDARDS. FEDERAL. The Clean Air Act directs the Environmental Protection Agency, or EPA, to establish and enforce national ambient air quality standards. As part of that directive, the EPA has imposed tailpipe emission control standards on passenger cars and light trucks, including minivans, sport utility vehicles, and pickup trucks. The standards in effect for model year 1994-2003 passenger cars and light trucks are known as Tier 1 standards. Manufacturers are obligated to recall vehicles that fail to meet those standards for ten years or 100,000 miles, whichever occurs first.

    The EPA also adopted Tier 2 standards that establish identical stringent tailpipe emission requirements for passenger cars and light trucks. Tier 2 standards, which will be phased in over model years 2004-2009, extend to 120,000 miles the obligation to recall vehicles that fail to meet the standards. The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Beginning with 2004 model year vehicles, manufacturers will not be able to sell vehicles in the United States that do not meet the new standards. Complying with these new standards will require further research and development achievements on the part of the automotive industry.

    Separate standards are in effect for heavy-duty commercial vehicles. More stringent standards will apply to model year 2004-2006 vehicles, and even more stringent standards will take effect in model year 2007.

    CALIFORNIA STANDARDS. The State of California sets its own stringent emission control standards for passenger cars and trucks under the low emission vehicle program run by the California Air Resources Board (CARB). California will phase in more restrictive standards over model years 2004-2007 which will succeed the standards in effect for model years 1993-2003. Meeting these new standards will require significant progress in the development of engine, exhaust, and fuel technologies.

    An important part of California's low emissions vehicle program is the introduction of zero-emission vehicles. Beginning with model year 2003, up to 10% of the passenger cars and light trucks produced and delivered for sale each year by a large-volume manufacturer in California must be certified as zero-emission vehicles that produce no emissions of regulated pollutants (the "ZEV mandate"). DaimlerChrysler Corporation's efforts to comply with the ZEV mandate include the use of credits earned through the sale of neighborhood electric vehicles by its subsidiary, Global Electric Motorcars, LLC.

    In December 2001, CARB amended the ZEV mandate regulations to limit the use of such credits by manufacturers. After the California Office of Administrative Law invalidated the amendments, CARB announced that it would re-promulgate the amendments and that the ZEV mandate regulations in effect in 1999, which are more stringent in certain respects than the regulations as proposed to be amended, would apply in the interim. Our subsidiary DaimlerChrysler Corporation and other vehicle manufacturers and dealers then filed lawsuits in state and federal court challenging both the proposed amendments and the reversion to the 1999 regulations. CARB is appealing a preliminary injunction issued in that case which prevents enforcement of the regulations for model years 2003 and 2004. CARB has announced that it will amend the ZEV regulations in March 2003 to address the deficiencies that resulted in the issuance of the injunction. The amended regulations would then be in effect for model year 2005.

    Other states may either adopt the California standards, or participate in the national low emission vehicle program established by the U.S. automotive industry and subsequently adopted as a rule by the EPA. That program requires manufacturers to sell low emission vehicles nationwide beginning with the 2001 model year. The states of Maine and New York have adopted the California standards, including the requirement for zero-emission vehicles. Vermont has indicated that it intends to adopt the zero-emission standards when they become final.

    We participate with other vehicle manufacturers and the U.S. Department of Energy in Freedom CAR, a research project formed to develop fuel cell technology to power vehicles. Development of a commercially viable fuel cell vehicle will require further intensive research. Without new technology, we and other manufacturers may be forced to take costly actions such as reducing the number of non-zero-emission vehicles offered for sale in California or selling battery-powered electric vehicles below cost.

    Our subsidiary DaimlerChrysler Corporation has held discussions with CARB and the EPA about the performance of the catalytic converters in some of its 1991-1999 model year vehicles, and the on-board diagnostic systems used to monitor catalytic converter function in certain of its 1996-2001 model year vehicles. DaimlerChrysler Corporation would incur significant costs if it were required to repair or replace these emission control devices.

    EUROPEAN STANDARDS. Current vehicle emission control standards in the European Union are generally no more restrictive than U.S. standards. However, the EU Commission and the European Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2005 and thereafter (EURO 4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the European Parliament for model years 2005 (EURO 4) and 2008 and thereafter (EURO 5). We believe that our passenger cars and commercial vehicles will comply with the European standards.

VEHICLE FUEL ECONOMY

    U.S. STANDARDS. Under the federal Motor Vehicle Information and Cost Savings Act, a manufacturer is subject to significant penalties for each model year its vehicles do not meet Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. CAFE standards for passenger cars and light-duty trucks are currently 27.5 miles per gallon and 20.7 miles per gallon, respectively. A manufacturer earns credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits earned in respect of cars may not be used for trucks. In December 2002, the National Highway Traffic Safety Administration (NHTSA) proposed new CAFE standards for light-duty trucks, including minivans and sport utility vehicles, of 21.0 miles per gallon for 2005 model year vehicles, 21.6 miles per gallon for 2006 model year vehicles, and 22.2 miles per gallon for 2007 model year vehicles.

    We expect to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although we will likely use credits to meet the standard for light-duty trucks. However, increased demand for larger light-duty trucks could jeopardize our ability to comply with those standards and require us to take additional costly steps, including the sale of ethanol flexible fuel vehicles.

    The United States may adopt more stringent CAFE standards as a way of reducing "green house gas" carbon dioxide emissions by increasing fuel economy. Individual states may also adopt new regulations limiting such emissions. These emissions are said to contribute to global warming, which has become a matter of international concern. In 2001, the United States withdrew from the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which called for the United States to reduce substantially its fossil energy use during years 2008-2012. Nevertheless, the United States is considering ways to achieve reductions in fossil energy use, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage. In July 2002, California passed a law that requires CARB to develop regulations that will require automakers to reduce significantly carbon dioxide emissions from their vehicles starting with 2009 models. These actions could be costly to us and could significantly restrict the products we are able to offer in the United States.

    In addition to conventional gasoline powered vehicles, we manufacture vehicles that operate on compressed natural gas, liquid petroleum gas, and electricity, and flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels.

    EUROPEAN STANDARDS. The European Union signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008-2012. In 1999, the European Union entered into a voluntary agreement with the European automotive manufacturers association which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average new car fleet sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The European Union has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. Vehicle manufacturers have agreed to reexamine in 2003 whether further reductions are possible by 2010. Achievement of these reductions will require European vehicle manufacturers, including us, to improve engine and overall efficiency and reduce vehicle weight. In addition, the European Union and the European automotive manufacturers association are expected to enter into a voluntary agreement for light commercial vehicles in 2003, after discussion of the final report authorized by the EU Commission.

VEHICLE SAFETY

    The U.S. National Traffic and Motor Vehicle Safety Act of 1966, or the Safety Act, requires new vehicles and original equipment sold in the United States to meet various safety standards established by NHTSA. The

Safety Act also requires manufacturers to recall vehicles found to have safety related defects and to repair them without charge. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

    In general, vehicle safety regulations in Canada are similar to those in the United States. Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union or by individual countries. In 1999, the EU Commission proposed to expand existing vehicle safety regulations by a directive on pedestrian protection. In 2001, the EU Commission proposed a voluntary agreement that would replace the proposed directive and promote pedestrian protection earlier than 2005. The European Union and the European automotive manufacturers association are expected to enter into such agreement in 2003 and will immediately start to enhance active safety measures. Countries in South America and Asia have also established vehicle safety regulations.

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

    On November 1, 2000, the United States enacted the Transportation Recall Enhancement, Accountability and Documentation Act, or the TREAD Act. This act requires, among other things:

    - a tire pressure warning system;

    - a program to inform consumers of a vehicle's rollover propensity as established in a dynamic rollover test;

    - upgraded tire safety standards; and

    - the development of a system of collecting from manufacturers information relating to vehicle performance and customer complaints to assist in the early identification of potential vehicle defects.

    The implementation of such requirements is likely to impose significant additional cost and complexity to the vehicle development process. The TREAD Act also increases NHTSA's authority to impose civil penalties for noncompliance and specifies possible criminal penalties.

STATIONARY SOURCE REGULATION

    Our assembly, manufacturing and other operations in the United States must meet a substantial number of regulatory requirements under various federal laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. State laws parallel and, in some cases, impose more stringent requirements than federal law. Together these laws impose severe restrictions on airborne and waterborne emissions and discharges of pollutants, the handling of hazardous materials, and the disposal of wastes. Similar requirements apply to our operations in Europe and Canada. Increasing governmental regulation and environmental enforcement is also likely to develop in Mexico.

ENVIRONMENTAL MATTERS

    In the United States, the EPA and various state agencies have notified our subsidiary DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. DaimlerChrysler Corporation is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs. As of December 31, 2002, DaimlerChrysler Corporation may incur remediation costs at 158 sites in connection with the foregoing matters and other remediation issues at its active or deactivated facilities.

    Pollution remediation is also a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve ten principal sites.

    Estimates of future costs of these environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectibility of remediation costs among responsible parties. We establish reserves for these environmental matters when the loss is probable and reasonably estimable. It is possible that final resolution of some of these matters may require us to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that we cannot reasonably estimate. Although final resolution of any such matters could have a material effect on our consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, we believe that any resulting adjustment should not materially affect our consolidated financial position.

    In 2000, the EU Commission issued a directive that requires automobile manufacturers to take back all end-of-life passenger cars (up to 9 seats) and light trucks (up to 3.5t total weight) sold after July 1, 2002, and, beginning in January 1, 2007, all end-of-life passenger cars including those sold before July 1, 2002. This directive stipulates that automotive manufacturers incur all, or a significant part of, the costs of recycling these vehicles. The directive affects all end-of-life-vehicles in the European Union and imposes additional costs on automobile manufacturers which could be significant. Currently, manufacturers already take back vehicles sold before July 1, 2002, and batteries for disposal or recycling, but are allowed to charge their costs in these circumstances. In addition, German manufacturing facilities are subject to enhanced noise restrictions.

    We are committed to reducing the environmental impact of our operations and products beyond currently applicable regulatory requirements where this is technically and financially feasible. Our policy is environmental protection in pursuit of sustainable development. This policy is set forth in our environmental guidelines and designed to minimize further the environmental effects generally associated with the type of manufacturing operations we conduct. We have installed environmental management systems in both our plant operations and our development departments to consider environmental effects at the planning stage of a new manufacturing process or product. We publish environmental reports summarizing our use of resources and measures we have undertaken to minimize further the environmental impact of our products and operations.

                            DESCRIPTION OF PROPERTY

    At December 31, 2002, we had 104 manufacturing facilities worldwide, of which 18 are located in Germany and 43 in the United States. Most of the remaining facilities are in Mexico, Canada, France, Brazil and South Africa. We also have other properties, including office buildings, spare parts centers, research laboratories, testing tracks and warehouses, mainly in Germany and in the United States. We own most of these manufacturing facilities and other properties.

    The following table shows a list of our principal production and other facilities worldwide:

    PRODUCTION FACILITIES

MERCEDES CAR GROUP

GERMANY
    - Berlin............................................  Manufacturing plant for engines and components
    - Bremen............................................  Bodywork and assembly plant
    - Hamburg...........................................  Manufacturing plant for axles and components
    - Rastatt...........................................  Bodywork and assembly plant
    - Sindelfingen......................................  Bodywork and assembly plant
    - Stuttgart-Untertuerkheim..........................  Manufacturing plant for engines, axles and gearboxes

UNITED STATES
    - Tuscaloosa, Alabama...............................  Bodywork and assembly plant

BRAZIL
    - Juiz de Fora......................................  Bodywork and assembly plant

FRANCE
    - Hambach...........................................  Bodywork and assembly plant

SOUTH AFRICA
    - East London.......................................  Bodywork and assembly plant

CHRYSLER GROUP

UNITED STATES
    - Belvidere, Illinois...............................  Bodywork, assembly and stamping plant
    - Detroit, Michigan.................................  Bodywork and assembly plants, manufacturing plants for engines, axles and glass
    - Fenton, Missouri..................................  Bodywork and assembly plants
    - Huntsville, Alabama...............................  Manufacturing plant for automotive electronics
    - Indianapolis, Indiana.............................  Foundry for engine blocks
    - Kenosha, Wisconsin................................  Manufacturing plant for engines
    - Kokomo, Indiana...................................  Transmission plants, aluminum die castings plant
    - New Castle, Indiana...............................  Forging, machining and assembly plant for components
    - Newark, Delaware..................................  Bodywork and assembly plant
    - Sterling Heights, Michigan........................  Bodywork and assembly plant, stamping and subassembly plant
    - Syracuse, New York................................  Transmission and transfer case plant
    - Toledo, Ohio......................................  Bodywork and assembly plants, machining plant for components
    - Trenton, Michigan.................................  Manufacturing plant for engines
    - Twinsburg, Ohio...................................  Stamping and subassembly plant
    - Warren, Michigan..................................  Bodywork and assembly plant, stamping and subassembly plant

CANADA
    - Brampton..........................................  Bodywork, assembly and stamping plant
    - Windsor...........................................  Bodywork and assembly plants

MEXICO
    - Saltillo..........................................  Bodywork and assembly plant, manufacturing plant for engines
    - Toluca............................................  Bodywork and assembly plant

VENEZUELA
    - Valencia..........................................  Bodywork and assembly plant

CHINA
    - Beijing...........................................  Bodywork, assembly and stamping plant

     This facility is operated by a joint venture, in which our subsidiary Chrysler International Corporation and some of its affiliates own 42.4%.

COMMERCIAL VEHICLES

GERMANY
    - Duesseldorf.......................................  Bodywork and assembly plant, manufacturing plant for steering systems
    - Friedrichshafen...................................  Manufacturing plant for diesel engines
    - Gaggenau..........................................  Bodywork and assembly plant, manufacturing plant for axles and transmissions
    - Kassel............................................  Manufacturing plant for axles
    - Ludwigsfelde......................................  Bodywork and assembly plant
    - Mannheim..........................................  Bodywork and assembly plant, manufacturing plant for engines
    - Ulm...............................................  Bodywork and assembly plant
    - Woerth............................................  Bodywork and assembly plant

UNITED STATES
    - Cleveland, North Carolina.........................  Bodywork and assembly plant
    - Gaffney, South Carolina...........................  Assembly plant
    - High Point, North Carolina........................  Bodywork and assembly plant
    - Mt. Holly, North Carolina.........................  Bodywork and assembly plant
    - Portland, Oregon..................................  Bodywork and assembly plant
    - Redford, Michigan.................................  Assembly plant, manufacturing plant for engines

ARGENTINA
    - Buenos Aires......................................  Bodywork and assembly plant

BRAZIL
    - Sao Bernardo do Campo.............................  Bodywork and assembly plant

CANADA
    - St. Thomas........................................  Bodywork and assembly plant

MEXICO
    - Santiago Tianguistenco............................  Assembly plant

SPAIN
    - Barcelona.........................................  Manufacturing plant for engines, transmissions and axles
    - Vitoria...........................................  Bodywork and assembly plant

TURKEY
    - Aksaray...........................................  Bodywork and assembly plant, manufacturing plant for engines and axles
    - Hosdere...........................................  Assembly plant

OTHER ACTIVITIES

GERMANY
    - Muenchen..........................................  Manufacturing plant for aircraft engines
    - Hannover..........................................  Maintenance plant for commercial aircraft engines
    - Ludwigsfelde......................................  Maintenance plant for commercial aircraft engines and industrial gas turbines

OTHER FACILITIES

GERMANY
    - Berlin............................................  Potsdamer Platz real estate project, including
                                                           DaimlerChrysler Services headquarters
    - Stuttgart-Moehringen..............................  DaimlerChrysler headquarters
    - Ulm...............................................  Research center

UNITED STATES
    - Auburn Hills, Michigan............................  DaimlerChrysler headquarters and technology center

    In January 2003, our subsidiary DaimlerChrysler Corporation contributed its New Castle machining and forging facility to NC-M Chassis Systems LLC, a joint venture company formed with Metaldyne Corporation. DaimlerChrysler Corporation owns 60% of the common stock of the joint venture company and Metaldyne owns the remaining 40%. In addition, in January 2003, DaimlerChrysler Corporation and General Motors Corporation ended their New Venture Gear powertrain joint venture formed in 1990. DaimlerChrysler Corporation assumed 100% ownership of New Venture Gear, Inc., with plants in Syracuse, New York and Roitzsch, Germany, and General Motors acquired ownership of New Venture Gear's plant in Muncie, Indiana.

    At year-end 2002, the total amount of indebtedness secured by mortgages and other security interests on our principal facilities was [EURO]1.6 billion. These mortgages and other security interests related primarily to the Potsdamer Platz real estate project.

    We believe that our principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

    There is significant production overcapacity in the worldwide automotive industry which threatens continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity to ensure that overcapacity does not jeopardize our financial position. We also continually review worldwide capacity and capacity requirements and developing and anticipated industry changes, and position ourselves accordingly. As market conditions fluctuate, we make adjustments to our capacity by opening, closing, expanding or downsizing production facilities. We use capacity considerations in conjunction with other business objectives, such as plant modernization and labor market conditions, to determine where, and to what extent, we should alter or shift our production capacity. In 2002, we made capacity adjustments in response to a variety of business considerations. As market conditions evolve, we may adjust our production capacity accordingly.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    We have prepared our Consolidated Financial Statements in accordance with U.S. GAAP. Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

    This annual report contains forward-looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward-looking statements. These statements are subject to many risks and uncertainties, including:

    - changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Europe or North America;

    - changes in currency exchange rates and interest rates;

    - introduction of competing products and lack of acceptance of our new products or services;

    - increased competitive pressures which limit our ability to reduce sales incentives and raise prices;

    - whether Chrysler Group, Freightliner, and Mitsubishi Motors will be able to continue to implement their turnaround plans successfully and especially whether they will be able to meet their revenue enhancement, efficiency and cost reduction initiatives;

    - shortages or interruptions in the supply of fuel or production materials, or labor strikes;

    - changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of current pending and possible future legal proceedings;

    - decline in resale prices of used vehicles;

    - changes in business strategy; and

    - other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

    If any of these risks and uncertainties occur, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                         NEW ACCOUNTING PRONOUNCEMENTS

    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," and SFAS 142 "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that must be recognized and reported separately from goodwill and those acquired intangible assets that must be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    We adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30,

2001, should not be amortized. We amortized goodwill acquired in business combinations completed before July 1, 2001, and intangible assets with indefinite useful lives acquired before July 1, 2001, until December 31, 2001.

    SFAS 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. We reassessed the estimated useful lives and residual values of all intangible assets of the Group other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    In connection with the transitional impairment evaluation, SFAS 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. We completed this first step of the transitional assessment for all of our reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

    Investments for which we account using the equity method, such as EADS and Mitsubishi Motors are also subject to the requirements of SFAS 141 and SFAS 142. Our proportionate share of our equity method investees' (primarily
EADS) transitional goodwill impairment charge resulting from the adoption of SFAS 142 was [EURO]159 million or [EURO]0.16 per share. We have reported this transitional impairment charge and the related per share amount as the cumulative effect of a change in accounting principle in our consolidated statement of income (loss) for the year ended December 31, 2002.

    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. We adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a material impact on our consolidated financial statements.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the previous requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned, be revised to its shortened useful life. SFAS 144 requires all long-lived assets to be disposed of by sale, be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Thus, future operating losses from discontinued operations are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 compared to previous requirements, except for goodwill, did not have an impact on our consolidated financial statements.

    In December 2001, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 01-06, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others." SOP 01-06 aligns accounting guidance related to loans and trade receivables for all entities. The measurement provisions of the statement only apply to financial institutions. The disclosure and classification requirements for loans and trade receivables apply to all entities. This SOP is effective for financial statements issued for fiscal years beginning after December 15, 2001.

    In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements
No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on our consolidated financial statements.

    In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this statement will affect our accounting for exit and disposal activities initiated after December 31, 2002.

    In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue will be effective for us in our financial statements beginning July 1, 2003. We will apply the consensus prospectively in 2003. We are currently determining the impact of the adoption of EITF 00-21 on our consolidated financial statements.

    Also in November 2002, the FASB issued FASB Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 (see Notes 25b and 31 to our Consolidated Financial Statements). The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. We are currently determining the impact of the recognition and measurement provisions of FIN 45 on our consolidated financial statements.

    In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement
No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. We apply APB 25 that uses an intrinsic value based approach to measure compensation expense. We are currently considering the adoption of SFAS 123 in 2003. Under SFAS 123, compensation expense of stock option plans is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense is recognized over the service period with an offsetting credit to equity (paid-in capital). If adopted, use of the fair value based method will result in additional compensation expense in the Group's statement of income (loss) depending upon the number, price and other significant terms of the stock options granted. Please refer to Note 24 to our Consolidated Financial Statements for more information on this topic.

    In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51," which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For us, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which we obtain an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003.

    For additional information regarding our off-balance sheet arrangements, please refer to the discussion under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects."

                                   INFLATION

    In Germany, the average inflation rate in 2002 was 1.3% compared to 2.5% in 2001 and 1.9% in 2000. In the United States, the average inflation rates for those years were 1.6% in 2002, 2.8% in 2001 and 3.4% in 2000. Inflation has not had a significant effect on our operations in recent years.

                          CRITICAL ACCOUNTING POLICIES

    Our financial condition and results of operations are sensitive to the accounting methods we select and the accounting estimates underlying the preparation of our financial statements. The following critical accounting policies, and the related judgments and other uncertainties affecting the application of those policies are factors you should consider in reviewing our financial statements and the discussions below under the headings "Operating Results" and "Liquidity and Capital Resources."

RECOVERABILITY OF INVESTMENT IN EQUIPMENT ON OPERATING LEASES

    We own equipment, primarily passenger cars and commercial vehicles, that we lease to customers under operating leases. At December 31, 2002, the total carrying value of this equipment was [EURO]28.2 billion. Operating leases for equipment representing approximately 88% of the total 2002 carrying value originated with our financial services business. At December 31, 2001, that percentage was 92%.

    We carry equipment on operating leases initially at its acquisition cost and depreciate it over the contractual term of the lease, using the straight-line method, until it reaches its estimated residual value. The estimated residual value represents our best estimate of the fair value of the leased equipment at the end of the lease term. We base our initial estimate on publicly available information, and also on our own projections and historical experience regarding expected resale values for the types of equipment leased.

    Our accounting policy is to frequently reevaluate our estimates and consider, at least quarterly, whether any indications of impairment of our ability to recover the carrying value of our investment in equipment on operating leases exist. If we determine that indications of impairment exist, we evaluate whether the total future cash flows, undiscounted and before interest, that we expect to derive from the lease and the ultimate sale of the equipment, are less than its carrying value. If the carrying value is higher than the expected total cash flows, the amount of the impairment we recognize is equal to the excess of the carrying value of the equipment over its fair value. Further, if the estimated residual value of the equipment has changed significantly from previous estimates, we will revise the amount of future depreciation expense to be recorded over the remaining term of the lease.

    We believe that the accounting estimates related to recoverability of the carrying value of our investment in equipment on operating leases is a critical accounting estimate because:

    (1) the evaluation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future vehicle supply and demand, and what selling prices for used equipment will be at the end of the lease; and

    (2) the impact of an impairment charge or changes in future depreciation expense could be material to our financial statements.

    If sales incentives remain an integral part of sales promotion - thereby reducing new vehicle prices - or if weak economic conditions prevail in our primary markets, resale prices of used vehicles and, correspondingly, the residual value of our leased equipment could be subject to continued downward pressure. If resale prices of used vehicles decline, our future operating results are likely to be adversely affected by increased depreciation expense or incremental impairment charges.

    Since the risk associated with the recoverability of our investment in equipment on operating leases is primarily attributable to our Services segment, the following information refers to that segment.

    As a result of changes in estimates of residual values, our Services segment recognized a pre-tax impairment charge of [EURO]0.5 billion in 2000, that we recorded in the statement of income (loss) line item "Cost of sales." At that time, the companies included within our Services segment also increased their depreciation rates for certain equipment for the remaining terms of the underlying leases. In 2001, no impairment charge was recorded. In 2002, the reevaluation of the recoverability of the carrying value of our Services segment's investment in equipment under operating leases resulted in impairment charges of [EURO]0.3 billion due to continuing declines in estimated residual values.

    The recognition of impairment charges initially does not affect our reported cash flows. The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the cash we collect in the form of operating lease payments from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent that used vehicle values continue to decrease, we will realize less cash inflows from sales of vehicles coming off lease agreements. In addition, the inability of customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

COLLECTIBILITY OF SALES FINANCING AND FINANCE LEASE RECEIVABLES

    We have sales financing and finance lease receivables, which consist primarily of retail installment sales contracts, finance lease contracts, and revolving wholesale facilities secured by passenger cars and commercial vehicles. At December 31, 2002 and at December 31, 2001, our financial services business held substantially all of our sales financing and finance lease receivables. We are exposed to collectibility risk if consumers or dealers default on these receivables or become insolvent and the collateral values are insufficient, after selling costs, to realize the full carrying values of these receivables. Collectibility risks impact the recoverability of our owned (on-balance sheet) portfolio of finance receivables, through the allowance for credit losses, and the valuation of retained interests in finance receivables sold and securitized.

    ALLOWANCE FOR CREDIT LOSSES

    Our policy is to maintain an allowance for credit losses representing our best estimate of the amount of the losses incurred at the balance sheet date in our sales finance and finance lease receivable portfolio. We base our estimate on a systematic, ongoing review and evaluation which we perform as part of our credit-risk evaluation process. As part of this evaluation, we take into account our historical loss experience, the size and composition of our portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. When we evaluate homogeneous loan portfolios, we do that collectively, taking into consideration primarily historical loss experience, adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. We evaluate other receivables, such as wholesale receivables and loans to large commercial borrowers, for impairment individually based on the fair value of available collateral. Increases to the allowance for credit losses reduce the net carrying value of the balance sheet line item "Receivables from financial services" with a corresponding charge to the statement of income (loss) line item "Cost of sales."

    We believe that the accounting estimate related to the establishment of the allowance for credit losses is a critical accounting estimate because:

    (1) the evaluation is inherently judgmental and requires the use of significant assumptions about expected customer default rates and collateral values, which may be susceptible to significant change; and

    (2) changes in the estimates about the allowance for credit losses could have a material affect on our financial statements.

    Since the risk associated with the collectibility of sales financing and finance lease receivables is almost exclusively attributable to our Services segment, the following information refers to that segment.

    We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including expected average credit loss rate assumptions for financing of 0.4% for Mercedes Car Group, 0.8% for Chrysler Group and 2.4% for Commercial Vehicles, respectively, at December 31, 2002. However, additional provisions may be necessary if
(1) actual credit losses exceed our estimates and assumptions about credit losses and collateral values or (2) recent changes in economic and other events and conditions adversely impact our estimates. Continued weakness in the U.S. or European economies could increase the likelihood that actual credit losses may exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of our Services segment's sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in the allowance for credit losses, it could negatively affect our Services segment's and the Group's future operating results.

    At December 31, 2002, 2001 and 2000, our Services segment's sales financing and finance lease receivables totaled [EURO]52.1 billion, [EURO]49.5 billion and [EURO]48.6 billion, respectively. The allowance for credit losses associated with those receivables amounted to [EURO]1.6 billion at December 31, 2002, [EURO]1.6 billion at December 31, 2001 and [EURO]0.9 billion at December 31, 2000. Included within cost of sales were net charges of [EURO]1.0 billion in 2002, [EURO]1.4 billion in 2001 and [EURO]0.8 billion in 2000 to increase the allowance for credit losses.

    The recognition of provisions for credit losses initially has no impact on our reported cash flows. The recoverability of our sales finance receivables and finance lease receivables depends predominantly on installment collections over the respective contract terms. Our liquidity and capital resources could be adversely affected if the inability of our customers to make their monthly installment payments exceeds our estimates. Decreases in collateral values would generally impact our future cash flows only if customers default and we have to repossess the vehicles.

    RETAINED INTERESTS IN SOLD RECEIVABLES

    We regularly sell receivables to special purpose trusts in securitization transactions. In these transactions we usually retain residual beneficial interests in the sold and securitized retail and wholesale finance receivables. The value of these retained interests depends on the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. We determine the value of our retained interests upon the sale of the receivables and at the end of each calendar quarter using discounted cash flow modeling. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, estimated future credit losses arising from the collection of the sold receivables, and expected repayment of principal and interest on notes issued to third parties and secured by the sold receivables. To the extent the discounted expected future cash flows are less than the carrying amount of a retained interest, we record an impairment charge if the situation is considered other-than-temporary, which reduces the net carrying value of the balance sheet line item "Other Receivables" with a corresponding charge to the statement of income (loss) line item "Revenues."

    We believe that the valuation of retained interests in sold receivables is a critical accounting estimate because:

    (1) the valuation is inherently judgmental and requires us to use significant assumptions about expected customer default rates and collateral values, which are susceptible to significant change; and

    (2) changes in the estimates about the value of these retained interests could have a material affect on our financial statements.

    Since the risk associated with retained interests in sold receivables is primarily attributable to our Services segment, the following information refers to that segment.

    We believe the amounts recognized on the balance sheet for our retained interests in sold receivables are appropriate based on information currently available and several assumptions, including an expected composite average remaining credit loss rate of 1.3% at December 31, 2002. However, an additional impairment may be necessary if (1) actual losses exceed our estimates and assumptions about credit losses and collateral values or (2) changes in economic and other events and conditions adversely impact future cash flows from sold loans. Continued weakness in the U.S. or European economies could increase the likelihood that actual credit losses exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value realized upon repossession of defaulted sold receivables could experience further downward pressure. If these factors result in a significant impairment of our ability to recover the carrying value of our retained interests, it could negatively affect our future operating results and cash flows.

    At December 31, 2002, 2001 and 2000, the carrying value of our retained interests of our Services segment totaled [EURO]4.2 billion, [EURO]5.5 billion and [EURO]4.8 billion, respectively. The unrealized gains associated with those retained interests amounted to [EURO]0.2 billion at December 31, 2002, [EURO]0.2 billion at December 2001 and [EURO]0.1 billion at December 31, 2000.

    Our Services segment recorded impairment charges of [EURO]0.1 billion in 2002 and [EURO]0.3 billion in 2001. The revenue figures for the respective year include these charges. We did not record any impairment charges in 2000.

    The initial recognition of impairment charges to reduce the carrying value of our retained interests do not impact our reported cash flows. The realization of our retained interests predominantly depends on the excess cash flows distributed by the special purpose trusts that purchased the sold receivables. The inability of customers to make their monthly installment payments to the trusts could result in less excess cash flows that can be distributed by the trusts. To the extent that distributable excess cash flows are lower than our estimates, our liquidity and capital resources could be adversly affected.

REALIZABILITY OF INVESTMENTS IN EADS AND MITSUBISHI MOTORS CORPORATION (MMC)

    We evaluate the recoverability of the carrying value of our significant equity method investments, primarily in EADS and MMC, when there is an indication of potential impairment. If we were to receive such an indication, we would record a write-down of the investment if and when the amount of its estimated realizable value below carrying value is considered other-than-temporary. Indications of a potential impairment that would cause us to perform this evaluation include, but are not necessarily limited to, an inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment, or a quoted market price per share that is significantly below our carrying amount per share for the investee for a sustained period of time.

    Approximately 34% and 30% of the outstanding shares of common stock of EADS and MMC, respectively, trade publicly. However, a decline in the quoted market price of these shares below our carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other-than-temporary. In determining whether a decline in the investment's estimated realizable value is other-than-temporary, we consider the length of time and the extent to which such value has been less than the carrying value, the financial condition and prospects of the investee, and our ability and intent to retain our investment in the investee for a period of time sufficient to allow for any anticipated recovery in value. In the event that we would determine that a decline in value is other-than-temporary, we would recognize an impairment charge for the reduction in the value of the investment, which would be reflected in the balance sheet line item "Investments and long-term financial assets" and the statement of income (loss) line item "Financial income (expense), net." Impairment charges of this type are non-cash items and therefore would not directly impact our reported cash flows.

    We believe that the evaluation of the realizability of the carrying values of our investments in EADS and MMC is a critical accounting estimate because:

    (1) the determination of the realizable value of these investments considers not only their quoted market prices, but also

       a) the fair value based on calculations using estimated future results of EADS and MMC and the consideration of the time period we intend to maintain our ownership in EADS and MMC, and

       b) the value of the benefit of the synergies we expect from cooperative strategic arrangements with MMC, both of which are inherently subjective;

    (2) MMC may require additional sources of liquidity (including future cash infusions or some form of credit support by us) in order to justify the carrying value of the investment; and

    (3) the size of these investments is substantial and the impact of an impairment charge on our results of operations could be material.

    The realization of the carrying value of our investment in EADS is primarily dependent on EADS' ability to compete successfully with its Airbus aircraft in the commercial aircraft industry in terms of price, product quality and market acceptance of new models. A continued weakness in the airline industry, declines in residual values of leased aircraft and deteriorating financial condition of EADS' major customers could have a significant impact on EADS. As a result, orders for new aircraft and the exercise rate of existing purchase options may be significantly lower in the future which could adversely affect EADS' expected net cash flows, its ability to recover the carrying value of its assets and therefore our determination of realizable value. Consequently, both the recognition of our proportionate share of EADS' future operating results - if such operating results were to deteriorate significantly from current trends - and an impairment charge related to our ability to recover the carrying amount of our investment in EADS could adversely affect our operating results.

    From the time that we obtained our investment in EADS in July 2000 until December 31, 2002, the quoted market value per EADS share has generally exceeded our carrying value per share and has only been below the carrying value per share for a temporary period of time. At December 31, 2002, our carrying value of the investment in EADS was [EURO]4.4 billion. The quoted market value of our investment in EADS was [EURO]2.6 billion, based on the quoted market price per share of EADS of [EURO]9.85 at December 31, 2002. We believe that the decline in quoted market value is the result of recent geopolitical and economic uncertainties, stalling recovery in air traffic, U.S. airlines' difficulties and delays in obtaining significant new orders. We have the ability, and we intend, to hold our investment in EADS for a period of time sufficient to allow for us to recover the carrying value of our investment. Our estimate about our ability to recover the carrying value of our investment in EADS has not changed and we have not recognized any impairment charges.

    We consider our investment in MMC to be a strategically important component of our long-term strategy in Asia. The realization of the carrying value of our investment in MMC is primarily dependent upon MMC's ability to improve its financial performance and market position. Key initiatives included in MMC's 2001 restructuring plan consist of management changes, workforce reduction, elimination of excess production capacity and reduction of costs of purchased materials. MMC's ability to generate sufficient cash flows to recover the carrying value of its assets, satisfy its financial obligations and stay competitive in the market place depends, among other factors, upon its ability to develop vehicles successfully and produce vehicles cost effectively and for the consumer market to regain trust in MMC's products. Because it is essential that MMC have adequate sources of funding to meet its liquidity needs, this may require an additional equity infusion or some form of credit support. MMC's forecasted operating cash flows and MMC management's estimates about MMC's ability to recover the carrying value of its assets could also change. Consequently, our operating results could be adversely affected by both the recognition of our proportionate share of MMC's future operating results - if such operating results were to deteriorate significantly from current trends - and an impairment charge related to our ability to recover the carrying amount of our investment in MMC.

    From the time that we made our initial investment in MMC in October 2000 until December 31, 2002, the quoted market value per MMC share has generally exceeded our carrying value per share and has only been below the carrying value per share for a temporary period of time. At December 31, 2002, the carrying value of our investment in MMC was [EURO]1.3 billion. The quoted market value of our investment in MMC was [EURO]1.1 billion, based on the quoted market price per share of MMC of [EURO]2.05 at December 31, 2002. Because of the strategic importance of our relationship with MMC, we have the intent, and the ability, to hold our investment in MMC for a period of time sufficient to allow us to recover our carrying value. Therefore, our estimate about our ability to recover the carrying value of our investment in MMC has not changed and we have not recognized any impairment charges.

LIABILITY FOR PRODUCT WARRANTIES

    We generally warrant our products against a variety of manufacturing and other defects for periods of up to seven years. We provide product warranties for specific periods of time and/or usage of the product and the warranties vary depending upon the nature of the product, the geographic location of its sale and other factors. The liability for product warranties covers for example our various contractual warranty programs, policy coverage, recall campaigns and buyback commitments which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices. We record a liability for the expected cost of warranty-related claims when the product is sold to a third party, when we initiate a new warranty program, or -- depending on the reporting segment -- upon lease inception. The amount of the warranty liability, which is included in the balance sheet line item "Accrued liabilities," with a corresponding charge included as a component of "Cost of sales" in the statement of income (loss), reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. Our obligations for product warranties predominately affect our Chrysler Group segment, our Mercedes Car Group segment, and our Commercial Vehicles segment. At December 31, 2002 and 2001, our total accrued liability for product warranties was [EURO]9.0 billion and [EURO]9.1 billion, respectively.

    We base our estimates for accrued warranty costs primarily on historical warranty claim experience. Because portions of the products sold and warranted by us contain parts manufactured (and warranted) by our suppliers, the amount of warranty costs accrued also contains an estimate of warranty claim recoveries from suppliers. Since we have to use a variety of assumptions when we develop the estimates for accrued warranty costs, our estimated warranty obligations can vary depending upon the assumptions used.

    We believe that the determination of our liability for warranty obligations is a critical accounting estimate for each of our three vehicle segments because:

    (1) the evaluation is inherently judgmental and requires the use of significant assumptions about future warranty claim rates, amounts of future repair costs per vehicle, the impact of no mileage or time limits for recall campaigns, and the extent of any recoveries we can obtain from suppliers; and

    (2) warranty cost accruals require adjustments from time-to-time when actual warranty claim experience differs from our estimates and the resulting impact on our results of operations and financial condition could be material.

    The recording of the warranty obligation initially has no impact on our operating cash flows. Our operating cash flows change as we pay or settle actual warranty costs. Our liquidity and capital resources could be negatively impacted if actual warranty costs exceed our estimates.

PENSION AND OTHER POSTRETIREMENT BENEFITS

    As more fully described in Note 25a to our Consolidated Financial Statements, we provide pension benefits to substantially all of our hourly and salaried employees, and also provide other postretirement benefits to employees in North America. We actuarially determine these pension and other postretirement benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates and other factors. Under U.S. GAAP we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other postretirement benefit obligations in future periods.

    PENSION BENEFITS

    At December 31, 2002, our projected pension benefit obligations exceed plan assets on the Group level, which represents the "underfunded status" of our plans, by [EURO]4.1 billion for all German plans and [EURO]4.3 billion for all non-German plans. The following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on the funded status of our pension benefit obligations at December 31, 2002:

                                                                     NON-GERMAN
                                                      GERMAN PLANS     PLANS
                                                      ------------   ----------
                                                        ([EURO] IN MILLIONS)
Actual 2002 return on plan assets +/- 5 points......   +/- 350       +/- 1,000
Year-end 2002 discount rate +/- 25 basis points.....   +/- 400        +/- 525
Long-term return rate on plan assets................       None           None

    At December 31, 2002, pension benefit obligations reduced our stockholders' equity by [EURO]1.1 billion for all German plans and [EURO]5.2 billion for all non-German plans. The following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on our stockholders' equity at December 31, 2002:

                                                                     NON-GERMAN
                                                      GERMAN PLANS     PLANS
                                                      ------------   ----------
                                                        ([EURO] IN MILLIONS)
Actual 2002 return on plan assets +/- 5 points......   +/- 210       +/- 600
Year-end 2002 discount rate +/- 25 basis points.....   +/- 170       +/- 300
Long-term return rate on plan assets................       None          None

    In accordance with U.S. GAAP, we determine our pension benefit expense at the beginning of the calendar year based on assumptions which include a weighted average expected rate of return on plan assets. Pension benefit expense was [EURO]335 million for German plans while we recognized a net pension benefit credit of [EURO]183 million for non-German plans for the year ended
December 31, 2002, which is based in part on our assumed weighted average long term expected rate of return on plans assets of 7.9% for German plans and 10.1% for non-German plans as of January 1, 2002. The actual return on plan assets in 2002 was a negative return of 15.5% for German plan assets and a negative return of 8.8% for non-German plan assets.

    Actual experience different from that assumed and changes in assumptions can result in gains and losses that are not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized net gain or loss as a component of our pension expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the market-related value of the plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. For 2003, we will assume a weighted average long-term rate of return on plan assets of 7.5% for German plans and 8.5% for non-German plans. As a result of amortization of unrecognized net losses, which resulted from actual experience being different from assumptions used, and the effect of changes in plan assumptions, we estimate that our total pension expense will increase by [EURO]0.7 billion in 2003, based on the assumptions used and our plan assets at December 31, 2002.

    In addition to the estimated increase in our total pension expense of [EURO]0.7 billion in 2003, the following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on our pension benefit expense (before income tax benefits) for the year ended December 31, 2003:

                                                                     NON-GERMAN
                                                      GERMAN PLANS     PLANS
                                                      ------------   ----------
                                                        ([EURO] IN MILLIONS)
Actual 2002 return on plan assets +/- 5 points......     +/- 50        +/- 30
Discount rate +/- 25 basis points...................     +/- 20        +/- 25
Long-term return rate on plan assets +/- 50 basis
  points............................................     +/- 30       +/- 120

    OTHER POSTRETIREMENT BENEFITS

    The extent to which our accumulated postretirement benefit obligations exceed plan assets on the Group level, referred to as "funded status," was [EURO]13.7 billion at December 31, 2002. Had the following occurred or been used, the funded status of our other postretirement benefit obligations at December 31, 2002 would have been impacted accordingly:

                                                          ALL PLANS
                                                    ----------------------
                                                     ([EURO] IN MILLIONS)
Actual 2002 return on plan assets +/- 5 points....         +/- 120
Year-end 2002 discount rate +/- 25 basis points...         +/- 470
Assumed health care cost trend rate +/- 1 point...         +/- 180
Long-term return rate on plan assets..............            None

Changes in the rate of actual return on plan assets, the discount rate and the assumed health care cost trend rate would not have an impact on our net liability recognized in our consolidated balance sheet. Effects from changes in these assumptions would be included in our unrecognized net actuarial losses at December 31, 2002.

    In accordance with U.S. GAAP, we determine our other postretirement benefit expense at the beginning of the calendar year. We have based our determination on a variety of assumptions, including an expected rate of return on plan assets. For the year ended December 31, 2002, our total other postretirement benefit expense was [EURO]1.1 billion for all plans. We have determined our 2002 total other postretirement benefit expense using an assumed weighted average long-term expected rate of return on our plans assets of 10.5% as of January 1, 2002. The actual return on plan assets in 2002 was a negative return of 10.6%.

    Actual experience different from that assumed and changes in assumptions can result in gains and losses that are not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized net gain or loss as a component of our total other postretirement benefit expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the accumulated postretirement benefit obligation or
(2) the market-related value of the plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. For 2003, we will assume a weighted average long-term rate of return on plan assets of 8.5%. As a result of amortization of unrecognized net losses from actual experience different from assumptions used and the affect of changes in plan assumptions, we estimate that our total other postretirement benefit expense will increase by [EURO]0.4 billion in 2003, based on the assumptions used and our plan assets at December 31, 2002.

    In addition to the estimated increase in our total other postretirement expense of [EURO]0.4 billion in 2003, the following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate, the assumed health care cost trend rate and the expected long-term return rate on plan assets on our total other postretirement benefit expense (before income tax benefits) for the year ended December 31, 2003:

                                                                   ALL PLANS
                                                              --------------------
                                                              ([EURO] IN MILLIONS)
Actual 2002 return on plan assets +/- 5 points..............         +/- 25
Discount rate +/- 25 basis points...........................         +/- 45
Health care cost trend rate +/- 1 point.....................         +/- 30
Long-term return rate on plan assets +/- 50 basis points....         +/- 15

    For a discussion of a potential impact on our liquidity and capital resources, please refer to the explanations we provide under the heading "Liquidity and Capital Resources -- Benefit Plan Obligations and Costs" in "Item
5. Operating and Financial Review and Prospects."

                               OPERATING RESULTS

    We measure the performance of our operating segments primarily through "Operating Profit". We define segment operating profit as income (loss) before financial income included in the consolidated financial statement of income
(loss), modified:

    - to exclude pension and postretirement benefit expense other than service costs;

    - to include pretax operating profit (loss) from affiliated and associated companies;

    - to include financial income (loss) from related operating companies;

    - to include gains (losses) from the sale of operating businesses; and

    - to include or exclude other miscellaneous items.

    We currently operate in five business segments: (1) Mercedes Car Group;
(2) Chrysler Group; (3) Commercial Vehicles; (4) Services; and (5) Other Activities.

    You should read the following discussion in conjunction with Notes 1 and 34 to the Consolidated Financial Statements, "Application of Critical Accounting Policies" in Item 5 and "Risk Factors" in Item 3. For a discussion of the hedging instruments and hedging techniques we employ, please refer to the discussion in "Item 11. Quantitative and Qualitative Disclosures About Market Risk." and to Note 32 to our Consolidated Financial Statements.

OVERVIEW

    The following table shows revenues and operating profit (loss) for each of our five business segments during the last three fiscal years.

                             DAIMLERCHRYSLER GROUP
             BUSINESS SEGMENT REVENUES AND OPERATING PROFIT (LOSS)
                              ([EURO] IN MILLIONS)

                                                                   YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------------------------
                                                  2002                       2001                       2000
                                        ------------------------   ------------------------   ------------------------
                                                     OPERATING                  OPERATING                  OPERATING
                                        REVENUES   PROFIT (LOSS)   REVENUES   PROFIT (LOSS)   REVENUES   PROFIT (LOSS)
                                        --------   -------------   --------   -------------   --------   -------------
Mercedes Car Group....................   50,170        3,020        47,705         2,951       43,700        2,145
Chrysler Group........................   60,181          609        63,483        (5,281)      68,372          501
Commercial Vehicles...................   28,401         (343)       28,572          (514)      29,804        1,212
Services..............................   15,699        3,060        16,851           612       17,526        2,457
Other Activities......................    2,723          903         4,507         1,181       10,615        3,590
Eliminations..........................   (7,591)        (395)       (8,245)         (267)      (7,633)        (153)
                                        -------        -----       -------        ------      -------        -----
    Total.............................  149,583        6,854       152,873        (1,318)     162,384        9,752
                                        =======        =====       =======        ======      =======        =====

                         ------------------------------

    In the following paragraphs, we describe a number of acquisitions and dispositions that significantly affected the year-to-year comparability of revenues and operating profit (loss) in our Services and Other Activities segments. You can find additional information about these transactions under the heading "Material Contracts" in "Item 10. Additional Information" and in Notes 4 and 11 to the Consolidated Financial Statements.

    SERVICES SEGMENT DISPOSITIONS

    - In October 2000, our subsidiary DaimlerChrysler Services AG combined its information technology activities conducted by its subsidiary debis Systemhaus with those of Deutsche Telekom AG in a joint venture. As part of the transaction, Deutsche Telekom contributed [EURO]4.6 billion in cash to debis Systemhaus - which was renamed T-Systems ITS - in return for which Deutsche Telekom received a controlling (50.1%) interest in that company. We recognized a gain of [EURO]2.3 billion as a result of that transaction, that we included in our 2000 operating profit.

    - In January 2002, DaimlerChrysler Services AG exercised its option to sell its 49.9% interest in T-Systems ITS to Deutsche Telekom AG for
      [EURO]4.7 billion. The sale closed in March 2002 and resulted in a gain of [EURO]2.5 billion that we included in our 2002 operating profit.

    As a result of these transactions, revenues of our Services segment included revenues derived from the information technology business of debis Systemhaus only through September 30, 2000. For the period January 1, 2000 through September 30, 2000, our operating profit included the entire operating profit of debis Systemhaus. For the period October 1, 2000 through February 28, 2002, our operating profit only included our 49.9% share of the operating profit of T-Systems ITS.

    OTHER ACTIVITIES SEGMENT ACQUISITIONS AND DISPOSITIONS

    - In April 2001, we sold a controlling 60% interest in our TEMIC automotive electronics business, which is now known as Conti Temic microelectronic GmbH, to Continental AG for [EURO]0.4 billion. The sale agreement gave Continental the option to purchase our 40% interest, and it gave us the option to sell our 40% interest to Continental. The initial transaction resulted in a gain of [EURO]0.2 billion which is included in our 2001 operating profit.

    - On April 1, 2002, we exercised our option to sell our 40% interest in Conti Temic microelectronic GmbH for [EURO]0.2 billion, which resulted in a gain of [EURO]0.2 billion. We included this gain in our 2002 operating profit.

    As a result of these transactions, revenues and operating profit of our Other Activities segment include revenues and the entire operating profit of the TEMIC automotive electronics business only through March 31, 2001. For the period April 1, 2001 through March 31, 2002, operating profit of this segment only includes our 40% share of the operating profit of Conti Temic microelectronic GmbH.

    - In July 2000, we combined the aerospace activities of our subsidiary DaimlerChrysler Aerospace AG (DASA), with the businesses of the French aerospace company Aerospatiale Matra S.A. and the Spanish aerospace company Construcciones Aeronauticas S.A. in the European Aeronautic Defence and Space Company EADS N.V. As part of the transaction, we exchanged our controlling interest in DASA for a 33% non-controlling interest in EADS. The transaction resulted in a pre-tax gain of [EURO]3.3 billion which is included in our 2000 operating profit. We account for the non-controlling interest we hold in EADS using the equity method of accounting.

    As a result of this transaction, our Other Activities segment includes revenues and operating profit of DASA only through June 30, 2000. Thereafter our operating profit includes our 33% share of the operating results of EADS.

    - In October 2000, we acquired a 34% non-controlling equity interest in Mitsubishi Motors Corporation (MMC). In June 2001, we purchased AB Volvo's 3.3% equity interest in MMC. As a result, our non-controlling equity interest in MMC increased to 37.3%. We account for the non-controlling interest we hold in MMC using the equity method of accounting. In
      November 2002, a rights offering by Mitsubishi Motors reduced our equity interest to 37.1%.

    As a result of these transactions, our Other Activities segment includes our 34% share of MMC's operating results for the period from October 1, 2000 through May 31, 2001. It includes our 37.3% share of MMC's operating results thereafter.

    - On May 1, 2001, we transferred control of our rail systems activities (Adtranz) to the Canadian company Bombardier Inc. for $725 million. This transaction resulted in a pre-tax gain of [EURO]0.3 billion that we included in our 2001 operating profit.

    As a consequence of this transaction, revenues and operating profit of our Other Activities segment include revenues and operating profit of Adtranz only through April 30, 2001.

    The segment discussions on pages 58 to 62 describe in more detail the specific market factors which affected the operating results of our segments.

2002 COMPARED WITH 2001

    We computed the percentage expressions used in the following discussion from unrounded amounts and numbers. Some of these percentage expressions may, therefore, not reflect the precise relationships between the stated rounded amounts and numbers.

    DAIMLERCHRYSLER GROUP

    REVENUES

    Our revenues declined 2% from [EURO]152.9 billion in 2001 to [EURO]149.6 billion in 2002. Our 2001 revenues included revenues of [EURO]1.4 billion generated by Adtranz and the TEMIC automotive electronics business prior to the dispositions of Adtranz and a 60% controlling interest in TEMIC which were not repeated in 2002. Currency translation effects were another reason for the decline in 2002. Since our reporting currency is the euro, we have to translate revenues our subsidiaries derive in foreign currencies into euros which exposes us to translation risk. The currency translation effects on 2002 revenues were mainly caused by the appreciation of the euro against the U.S. dollar, which accounted for a [EURO]4.4 billion revenue decline. Higher revenues in the Mercedes Car Group partially offset these negative effects.

    MERCEDES CAR GROUP revenues increased 5% to [EURO]50.2 billion due primarily to strong unit sales of the new E-Class launched in 2002, partially offset by lower unit sales of C-Class vehicles.

    CHRYSLER GROUP revenues decreased 5% to [EURO]60.2 billion, primarily as a result of the appreciation of the euro against the U.S. dollar and higher sales incentives. The decrease in revenues caused by currency translation and reduced vehicle prices as a result of sales incentives was partially offset by a revenue improvement attributable to higher unit sales. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were approximately the same as in 2001.

    COMMERCIAL VEHICLES revenues were virtually flat at [EURO]28.4 billion, mainly reflecting weak markets in Western Europe and South America. A decrease in revenues in Western Europe and South America was partially offset by higher unit sales and revenues in North America where new U.S. emission laws, which became effective on October 1, 2002, accelerated customer purchases of Class 8 heavy trucks into the first nine months of 2002.

    SERVICES revenues were [EURO]15.7 billion, a 7% decline compared to [EURO]16.9 billion in 2001. The decrease in revenues mainly resulted from the appreciation of the euro against the U.S. dollar and lower aggregate operating leases as increased customer financing incentives in the United States resulted in a migration of customer preference from operating leases to sales finance transactions.

    OTHER ACTIVITIES revenues decreased from [EURO]4.5 billion to [EURO]2.7 billion. Revenues for 2001 included revenues of [EURO]1.4 billion generated by Adtranz and TEMIC prior to the dispositions of Adtranz and a 60% controlling interest in TEMIC which were not repeated in 2002. Lower revenues at the MTU Aero Engines business unit also adversely affected 2002 revenues of this segment.

    COST OF SALES

    In 2002, cost of sales amounted to [EURO]121.5 billion compared to [EURO]128.4 billion in 2001, a 5% decrease. The decrease in cost of sales was mainly due to the appreciation of the euro against the U.S. dollar and cost reductions and other actions realized as part of the turnaround plan at Chrysler Group. Cost reductions and lower customer satisfaction costs at Chrysler Group were the primary driver of the increase in gross margin from [EURO]24.5 billion (16.0%) in 2001 to [EURO]28.1 billion (18.8%) in 2002. Cost of sales in 2002 included charges of [EURO]0.5 billion relating to restructuring measures and impairment charges on long-lived assets within the Commercial Vehicles segment. Due to declining resale prices of used passenger cars in North America, in 2002 we also recorded [EURO]0.3 billion of impairment charges for the recoverability of the carrying values of leased vehicles. In 2001, cost of sales included charges totaling
[EURO]0.5 billion in respect of Freightliner's turnaround plan initiated in 2001 and costs associated with unforeseen market developments as well as to the decision of the Argentine government to reform its financial system and monetary policy.

    SELLING EXPENSES

    Selling expenses were [EURO]12.1 billion in 2002 compared to [EURO]11.8 billion in 2001, a 2% increase. Selling expenses as a percentage of revenues were 8.1% in 2002 compared to 7.7% in 2001. The increase in selling expenses was mainly the result of higher promotion expenses in connection with newly launched vehicles at the Mercedes Car Group and Commercial Vehicles segments. This increase was partially offset by lower selling expense at the Chrysler Group due to ongoing cost reduction efforts.

    GENERAL ADMINISTRATIVE EXPENSES

    General administrative expenses declined 3% from [EURO]5.5 billion in 2001 to [EURO]5.4 billion in 2002. General administrative expenses as a percentage of revenues were 4% in both 2002 and 2001. The decrease in general administration expenses was mainly the result of cost reduction measures.

    OTHER EXPENSES

    Other expenses were [EURO]0.8 billion in 2002 and [EURO]1.0 billion in 2001. This decrease resulted from the application of SFAS 142. As a result of the adoption of SFAS 142, we no longer amortize goodwill and, therefore, it no longer affects net income. Other expenses included charges of [EURO]0.2 billion in each of 2002 and 2001 in connection with losses on the sale of a significant portion of our capital services portfolio. The 2002 amount also includes impairment charges related to other portions of our capital services portfolio that we currently hold for sale.

    RESEARCH AND DEVELOPMENT

    Research and development funded by us amounted to [EURO]6.1 billion in 2002 compared to [EURO]5.9 billion in 2001. The increase in research and development expense was mainly attributable to higher pre-production costs for new or updated Mercedes-Benz passenger car and smart models.

    OTHER INCOME

    Other income was [EURO]0.8 billion in 2002 and [EURO]1.2 billion in 2001. Other income includes primarily gains from the disposition of subsidiaries, rental income and gains from the sale of property, plant and equipment. The decrease of other income was primarily attributable to the sales transactions in 2001 involving Adtranz and TEMIC, which led to gains totaling [EURO]0.5 billion in 2001.

    TURNAROUND PLAN EXPENSES -- CHRYSLER GROUP

    As a result of the Chrysler Group turnaround plan, which was initiated in 2001, we recorded additional restructuring charges in 2002 of [EURO]0.7 billion. These additional charges related to costs associated with the idling, closing or disposal of several manufacturing facilities in 2002 and 2003, ongoing workforce reduction measures and revisions of prior estimates based on current information or actual settlements. The charges appear as a separate line item in the consolidated statement of income (loss). Otherwise, [EURO]680 million of these costs would have appeared in cost of sales and [EURO]14 million in selling, administrative and other expenses.

    FINANCIAL INCOME, NET

    Financial income (net) increased from [EURO]0.2 billion in 2001 to [EURO]2.2 billion in 2002. Financial income (net) is comprised of "Income from investments," "Interest expense" and "Other financial income (expense)."

    INCOME FROM INVESTMENTS was [EURO]2.6 billion in 2002 and [EURO]0.3 billion in 2001. This increase was mainly the result of higher gains from the sales of businesses. In 2002, we recognized gains from sales of our interest in T-Systems ITS ([EURO]2.5 billion) and Conti Temic microelectronic ([EURO]0.1 billion). Income from investments in 2001 included our [EURO]0.7 billion share of the gain arising at EADS in connection with its formation of Airbus SAS, and a gain of [EURO]0.3 billion from the sale of our remaining 10% interest in debitel to Swisscom. In 2001, we had a [EURO]0.2 billion share of the restructuring charges of Mitsubishi Motors and an impairment charge of [EURO]0.1 billion relating to our e-business activities.

    INTEREST EXPENSE (NET) remained at [EURO]0.3 billion consistent with the prior year.

    OTHER FINANCIAL EXPENSE was [EURO]0.1 billion in 2002 versus other financial income of [EURO]0.1 billion in 2001. The decrease of other financial income
(loss) was predominantly the result of lower gains of [EURO]0.2 billion from the sale of securities and the contribution of securities to the DaimlerChrysler Pension Trust. Other financial income (net) included foreign currency exchange losses of [EURO]0.1 billion in both 2002 and 2001 relating to the depreciation of the Argentine peso in relation to the U.S. dollar.

    INCOME TAXES

    In 2002, we recorded income tax expense of [EURO]1.2 billion compared to an income tax benefit of [EURO]0.8 billion in 2001. We computed income tax expense in 2002 based on pre-tax income of [EURO]6.1 billion. The income tax benefit in 2001 resulted from a pre-tax loss of [EURO]1.5 billion. Accordingly, our effective tax rate decreased from 52.4% in 2001 to 19.4% in 2002. The lower tax rate in 2002 compared to 2001 was primarily due to the tax-free gains on the sale of our interests in T-Systems ITS and Conti Temic microelectronic. The higher tax rate in 2001 was the result of the pre-tax loss reported in 2001 offset by the tax-free gains realized from the sale of our remaining interest in debitel, the sale of a 60% controlling interest in TEMIC and the sale of our Adtranz rail systems business. Due to the pre-tax loss reported in 2001, the tax-free gains had the effect of increasing the tax rate.

    NET INCOME (LOSS) BEFORE CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
     PRINCIPLES

    Net income before cumulative effects of changes in accounting principles was [EURO]4.9 billion in 2002 compared to a net loss before cumulative effects of changes in accounting principles of [EURO]0.7 billion in 2001. Basic and diluted earnings per ordinary share (before cumulative effects of changes in accounting principles) were [EURO]4.84 and [EURO]4.82 in 2002, compared to a basic and diluted ordinary loss per share of [EURO]0.66 in 2001.

    CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

    According to a new U.S. accounting standard, SFAS 142, amortization of goodwill no longer affects net income (loss). Instead, SFAS 142 requires that goodwill be tested for impairment at least annually. In connection with the transitional impairment evaluation, as required by SFAS 142, we recorded an impairment charge of [EURO]0.2 billion in 2002 which related solely to companies for which we account using the equity method, primarily EADS. The impairment charge represents our proportionate share of our equity method investees' transitional goodwill impairment charge resulting from the adoption of SFAS 142.

    NET INCOME (LOSS)

    Net income was [EURO]4.7 billion in 2002 compared to a net loss of [EURO]0.7 billion in 2001. Basic and diluted earnings per ordinary share were [EURO]4.68 and [EURO]4.67 in 2002, while in 2001 the basic and diluted loss per ordinary share was [EURO]0.66.

    In accordance with the new U.S. accounting standard SFAS 142, amortization of goodwill and intangible assets with indefinite useful lives no longer affect net income. If we had been able to apply this standard from January 1, 2001, our reported net loss for 2001 would have been [EURO]0.4 billion lower and our reported basic and diluted loss per share would have been reduced by [EURO]0.40.

    OPERATING PROFIT (LOSS)

    In 2002, our operating profit was [EURO]6.9 billion compared to an operating loss of [EURO]1.3 billion in the previous year.

    In 2002, operating profit included a gain of [EURO]2.5 billion from the sale of our interest in T-Systems ITS and a gain of [EURO]0.2 billion from the sale of our interest in Conti Temic microelectronics. In connection with the sale of a significant portion of our capital services portfolio and anticipated losses on other capital services portfolios held for sale, we recorded a charge of [EURO]0.3 billion. This amount included actual and expected losses on the recoverability of lease receivables and assets under operating leases.

    As a result of idle capacities in a German commercial vehicles assembly plant, we recorded an impairment charge of [EURO]0.2 billion related to the recoverability of carrying values of manufacturing equipment and tooling.

    Associated with the implementation of the Chrysler Group turnaround plan in 2001, we recognized additional restructuring charges of [EURO]0.7 billion in operating profit. Additional restructuring charges of [EURO]0.3 billion resulting from the prolonged weakness of the economy, mainly in Western Europe and South America, and the decision to discontinue the wire harness production in a German plant affected the 2002 operating results of our Commercial Vehicles segment.

    As a result of the depreciation of the Argentine peso following the decision of the Argentine government to reform its financial system and monetary policy, we recorded a charge in 2002 of [EURO]0.1 billion to recognize the further impairment of our ability to recover the carrying value of certain assets.

    The 2001 operating loss includes charges of [EURO]3.1 billion relating to the turnaround plan of the Chrysler Group, charges of [EURO]0.5 billion relating to Freightliner's turnaround plan and special costs associated with unforeseen market developments. It also includes our proportionate [EURO]0.4 billion share of Mitsubishi Motors Corporation's restructuring charges.

    In addition, in 2001 we recognized a [EURO]0.9 billion share of EADS' gain arising in connection with the formation of Airbus SAS and a gain of [EURO]0.3 billion from the sale of our remaining 10% equity interest in debitel to Swisscom. Further gains resulted from the sale of Adtranz
([EURO]0.3 billion) and the sale of a 60% controlling interest in our TEMIC automotive electronics business ([EURO]0.2 billion). These gains were partially offset by a charge of [EURO]0.2 billion relating to the recoverability of lease receivables in anticipation of the intended sale in 2002 of the commercial real estate and asset-backed lending portfolio of our Services segment.

    Due to the decision of the Argentine government to reform its financial system and monetary policy and to introduce a floating exchange rate relative to the U.S. dollar effective January 11, 2002, our Services segment recognized a loss of [EURO]0.1 billion in 2001.

    An impairment charge of [EURO]0.1 billion relating to our e-business activities affected 2001 operating results of which [EURO]10 million related to activities of the Mercedes Car Group segment, [EURO]34 million to activities of the Chrysler Group segment and [EURO]31 million to activities of the Commercial Vehicles segment.

    In addition to the aforementioned gains and losses included in operating profit in 2002 and 2001, improved operating results at Chrysler Group, which were mainly due to cost reduction measures and other actions taken as part of the turnaround plan, predominantly contributed to the increase in our operating profit in 2002. The other segments also increased their operating results. The table on page 52 shows the business segment contributions to Group operating profit. The segment discussions on pages 58 to 62 describe in more detail the specific market factors which affected the operating results of the segments.

    As a result of adopting SFAS 142, our operating profit/loss is no longer affected by the amortization of goodwill. If we had applied this standard from January 1, 2001, we would have reported a [EURO]0.4 billion lower operating loss in 2001.

    SEGMENT DISCUSSIONS

    MERCEDES CAR GROUP

    Revenues of our Mercedes Car Group segment increased [EURO]2.5 billion, or 5%, from [EURO]47.7 billion in 2001 to [EURO]50.2 billion in 2002.

    Total unit sales of the Mercedes Car Group segment rose slightly from 1,229,700 in 2001 to 1,232,300 in 2002. Unit sales of Mercedes-Benz vehicles decreased slightly from 1,113,500 in 2001 to 1,110,000 in 2002 while smart showed a 5% increase in unit sales to 122,300 from 116,200 in 2001.

    The increase in total segment revenues resulted primarily from the successful market introduction in 2002 of the new E-Class sedan which increased E-Class unit sales. Continued strong performance of our S-Class family, particularly the SL-Class, and increased customer preference for better equipped, higher priced vehicles in the S-Class, E-Class and M-Class categories also supported the increase. In addition, higher unit sales of the smart contributed to the increase in revenues. The overall increase in revenues was partially offset by a lifecycle-based decline in unit sales of the C-Class family.

    At [EURO]17.0 billion, 2002 revenues in Germany were 3% higher than in 2001 even though unit sales fell 4% in an overall declining German market. Germany continues to be the most important market for our Mercedes Car Group segment with 2002 unit sales of 417,000. These sales represented 34% of the segment's worldwide unit sales compared to 35% in 2001.

    In the other Western European countries, Mercedes Car Group revenues rose 9% to [EURO]14.0 billion while unit sales were 4% higher, reaching 418,900 units. These increases were primarily due to higher demand for passenger cars in the UK, Italy, France, and Spain. The disproportionate increase in revenues is predominantly a result of a shift in the model mix towards higher priced vehicles.

    In the United States, revenues increased by [EURO]0.2 billion or 2% to [EURO]11.3 billion, while unit sales remained at the prior year's level with 213,700. The revenue increase in the United States was mainly due to the strong sales performance of the successful S-Class family and the new E-Class and CLK coupe. The SL-Roadster and the newly introduced products caused a favorable shift in the model mix towards higher priced vehicles.

    At [EURO]2.4 billion, revenues in Japan were up 14% despite a 2% decrease in unit sales. The disproportionate increase in revenues was the result of currency effects and a favorable shift in the model mix towards higher priced vehicles. In Asia (excluding Japan), revenues increased 8% to [EURO]2.3 billion while unit sales of 47,000 represented a 3% increase over the 2001 unit sales of 45,700.

    In 2002, our Mercedes Car Group segment recorded an operating profit of [EURO]3.0 billion, slightly above the previous year. A shift to higher priced Mercedes-Benz vehicles, including the E-Class sedan, which we successfully introduced in 2002, the CLK coupe and the strong sales performance of the SL-Roadster were largely responsible for this result. Higher unit sales of the smart and further efficiency improvements also contributed to the increase. Slightly lower overall unit sales of Mercedes-Benz vehicles and higher pre-production costs partially offset these improvements. We incurred higher pre-production costs for new or updated Mercedes-Benz passenger car and smart models, especially the new E-Class and CLK coupe, the successor models of the E-Class station wagon and the CLK convertible, the successors of A-Class and M-Class, and the facelifted version of the S-Class. In addition, the new Maybach and the new smart roadster, smart roadster coupe and the smart four-seater contributed to increased pre-production costs.

    CHRYSLER GROUP

    The Chrysler Group reported revenues of [EURO]60.2 billion compared with revenues of [EURO]63.5 billion for 2001. This decrease in revenues is primarily the result of the appreciation of the euro against the U.S. dollar and higher sales incentives, partially offset by an increase in unit sales (factory shipments). Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were approximately the same as in 2001.

    In 2002, the Chrysler Group sold 2.82 million units, 2% more than in the year before. Worldwide factory unit sales increased as a result of stronger dealer orders in 2002. Consistent with industry patterns, U.S. dealer inventory levels rose from 442,000 units at December 31, 2001 to 517,000 units at December 31, 2002. In the NAFTA region, total sales increased 3% to 2,650,700 units. Unit sales outside the NAFTA region decreased to 172,000 in 2002, a decrease of 14,300 units or 8%. The Chrysler Group successfully launched the all-new Dodge Ram 2500/3500 pick-up trucks at two plants in North America with total shipments of all Ram pick-ups increasing by 90,600 units from 2001.

    The Chrysler Group's operating profit was [EURO]0.6 billion in 2002 compared with an operating loss of [EURO]5.3 billion in 2001. The 2002 operating results included restructuring charges of [EURO]0.7 billion and the 2001 operating results reflected restructuring charges of [EURO]3.1 billion, each relating to actions taken under the turnaround plan described below. Cost reductions and other actions taken as part of the turnaround plan, lower customer satisfaction costs and increased shipments also benefited the 2002 operating results, partially offset by net vehicle price reductions. Net vehicle price reductions included higher vehicle pricing which was more than offset by higher sales incentives.

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

    As a result of the turnaround plan, the Chrysler Group recorded restructuring charges of [EURO]0.7 billion in 2002 and [EURO]3.1 billion in 2001. The restructuring charges in 2001 primarily related to workforce reductions, asset write-downs and contract cancellation costs. The additional restructuring charges recognized in 2002 were for costs associated with the idling, closing or disposal of several manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon current information or actual settlements. The Chrysler Group may recognize additional restructuring costs in 2003 relating to the divestiture of selected assets. The Chrysler Group expects cash payments of $0.3 billion in 2003 for the previously recorded charges.

    The Chrysler Group surpassed the turnaround plan's break-even operating target for 2002, excluding restructuring charges of [EURO]0.7 billion. The savings the Chrysler Group achieved through its successful cost reduction programs more than offset the negative impact on revenue resulting from the intensely competitive North American market.

    For a further discussion of the Chrysler Group's turnaround plan, see "Description of Business Segments -- Chrysler Group" in "Item 4. Information on the Company."

    The Chrysler Group derives revenues and operating profit principally from the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 18.9 million units in 2002, compared with 19.1 million units in 2001, a decrease of 1%. Retail industry sales may have decreased further were it not for the introduction of more extensive sales incentives, such as zero percent financing, beginning in late 2001.

    The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2002 and 2001 are set forth below:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                                      INCREASE/
                                                                2002        2001      (DECREASE)
                                                              ---------   ---------   ----------
U.S. RETAIL MARKET(1)
Car sales...................................................    527,056     558,017     (30,961)
Car market share............................................       6.6%        6.6%          --
Truck sales (including minivans)............................  1,678,390   1,715,191     (36,801)
Truck market share..........................................      18.4%       19.0%       (0.6%)
Combined car and truck sales................................  2,205,446   2,273,208     (67,762)
Combined car and truck market share.........................      12.9%       13.0%       (0.1%)

U.S. AND CANADA RETAIL MARKET(1)
Combined car and truck sales................................  2,452,223   2,518,760     (66,537)
Combined car and truck market share.........................      13.0%       13.2%       (0.2%)

------------------------------

(1) All retail sales and market share data include fleet sales.

                         ------------------------------

    Retail sales of cars for the Chrysler Group in the U.S. market for 2002 decreased 6% compared to 2001 and the total car market in the U.S. decreased by 5% compared to 2001. Retail sales of trucks for the Chrysler Group in the U.S. market for 2002 decreased 2% compared to 2001 while the total truck market in the U.S. increased by 1% compared to 2001. The decrease in retail sales and related market share of trucks is a result of increased competition, particularly in the minivan, full-size sport utility and mid-size pick-up truck segments. The decrease in the Chrysler Group's truck sales was partially offset by an increase in retail sales in the large pick-up truck segment.

    COMMERCIAL VEHICLES

    In 2002, revenues of our Commercial Vehicles segment were virtually flat at [EURO]28.4 billion. Unit sales were 485,400 compared to 492,900 in 2001, a 2% decline. This decline reflects a 5% decrease in unit sales of vans to 246,100 units, an 8% decline in unit sales of buses to 25,300 units, partially offset by a 3% increase in truck sales to 214,000 units.

    In Germany, revenues went down 6% to [EURO]6.8 billion from [EURO]7.2 billion in 2001. Unit sales decreased 3% to 103,300 vehicles, mainly due to fewer truck sales. Truck unit sales went down 16% and bus unit sales 8% while van sales in Germany increased 4%. Due to weak commercial vehicle markets in the rest of Western Europe, primarily in France, Belgium and Spain, revenues were down 3% at [EURO]7.0 billion while overall unit sales in Western Europe (excluding Germany) declined 5% to 161,900 units.

    In the NAFTA region revenues of the Commercial Vehicles segment increased 5% to [EURO]10.0 billion in 2002, while unit sales climbed 11% to 118,000 units. In the United States, unit sales improved 12%, primarily as a result of sales of Class 8 trucks which customers accelerated into 2002 due to new emission requirements that became effective on October 1, 2002. In addition, 2001 unit sales were unusually low as dealers focused on reducing their existing inventories. The overall increase in 2002 unit sales in the United States was partially offset by lower unit sales of Thomas Built-school buses and commercial vehicle chassis manufactured by a Freightliner subsidiary. The 5% increase of revenues in the U.S. due to overall higher unit sales was partially offset by the appreciation of the euro against the U.S. dollar. Unit sales and revenues in Canada also contributed to the overall increase in revenues and unit sales in the NAFTA region, partially offset by a drop in unit sales and revenues in Mexico.

    The economic crisis in Argentina also affected the Brazilian and other South American markets. Consequently, unit sales in South America dropped 14% to 37,000 from 43,000 in 2001. Revenues derived from sales in South America fell 25% to [EURO]1.1 billion.

    In 2002, our Commercial Vehicles segment reported an operating loss of [EURO]0.3 billion compared to an operating loss of [EURO]0.5 billion in 2001. The 2002 operating result was burdened by the following impairment and restructuring charges totaling [EURO]0.5 billion: As a result of our long-term product and production strategy, we wrote off manufacturing and tooling equipment which led to an impairment charge of [EURO]0.2 billion. Due to continued weak demand for commercial vehicles worldwide, we also had to reduce our workforce in this segment which resulted in charges totaling
[EURO]0.2 billion. Last, we recognized restructuring charges of [EURO]0.1 billion in connection with the discontinuation of the wire harness production at one of our German plants. In 2001, the segment's operating results were burdened by charges of [EURO]0.5 billion recorded by Freightliner for its turnaround plan and special costs associated with unforeseen market developments.

    On the operational level, weak demand in the truck markets of Western Europe and South America was more than compensated by higher unit sales of Class 8 trucks in the United States. In addition, lower costs resulting from the restructuring measures initiated at Freightliner in 2001 contributed to the improved result, while the other businesses of the Commercial Vehicles segment did not match results of the prior year in a generally difficult market.

    SERVICES

    In 2002, our Services segment reported revenues of [EURO]15.7 billion compared to [EURO]16.9 billion in 2001 which related exclusively to our financial services business. The appreciation of the euro against the U.S. dollar and a migration of customer preference from operating leases to sales finance transactions were primarily responsible for this decline.

    Activities of our Services segment in the NAFTA region contributed [EURO]10.0 billion or 64% of total revenues in 2002, a 14% decrease compared to 2001. This decrease was due to the appreciation of the euro against the U.S. dollar, which resulted in adverse currency translation effects, and a decline in operating leases in favor of sales financing transactions. The shift away from operating leases to sales financing contracts resulted from prior year's sales promotion practices which included below-market interest rate financing plans.

    Revenues generated in Germany were [EURO]3.5 billion or 22% of total revenues in 2002 compared to [EURO]3.2 billion or 19% of total revenues in 2001. Revenues derived from service activities in the European Union (excluding Germany) amounted to [EURO]1.6 billion or 10% of total revenues in 2002 compared to [EURO]1.5 billion or 9% in 2001.

    In 2002, our Services segment processed new leasing and finance contracts with a total value of [EURO]51.8 billion compared to [EURO]53.7 billion in 2001. Substantially all the 4% decline compared to 2001 is related to foreign currency translation effects. At December 31, 2002, our Services segment managed a portfolio of finance receivables of [EURO]109.3 billion, 15% less than the portfolio of [EURO]128.4 billion at December 31, 2001. Excluding foreign currency translation effects, the portfolio volume in 2002 was 2% below last year's level which resulted from a significant reduction of our portfolio of non-automotive assets.

    Operating profit of our Services segment increased to [EURO]3.1 billion in 2002 from [EURO]0.6 billion in 2001. The 2002 operating profit includes a gain of [EURO]2.5 billion from the sale of our 49.9% equity interest in T-Systems ITS to Deutsche Telekom. This gain was partially offset by impairment charges of [EURO]0.3 billion arising from the sale of a significant portion of our capital services portfolio and anticipated losses on expected sales of other portions of our capital services portfolio. This amount includes actual and expected losses on the recoverability of lease receivables and assets under operating leases. The 2002 operating result also includes a [EURO]0.1 billion charge relating to the further devaluation of the Argentine peso against the U.S. dollar.

    The 2001 operating profit of this segment included a gain of [EURO]0.3 billion from the sale of our remaining 10% equity interest in debitel to Swisscom, a charge of [EURO]0.1 billion as a result of the devaluation of the

Argentine peso against the U.S. dollar, and a charge of [EURO]0.2 billion related to the expected loss on the recoverability of certain lease receivables in connection with the intended sale in 2002 of our commercial real estate and asset-backed lending portfolios.

    In 2002, favorable refinancing conditions resulting from continued low interest rates in our main markets also had a positive influence on operating profit. Optimized remarketing activities for vehicles coming off-lease, especially in the United States, and an overall decrease of loss provisions further supported this development. We were able to reduce our loss provisions because of lower credit risks inherent in the U.S. portfolios of leasing and finance contracts of Chrysler Group and Freightliner vehicles. Higher provisions for credit losses mainly in Europe and Mexico, which related primarily to our commercial vehicle portfolio, and impairment charges of [EURO]0.3 billion due to declining resale prices of used passenger cars in the United States partially offset the positive effect of lower credit loss provisions in the United States. The impairment charges relate to the recoverability of the carrying values of our leased vehicles. A [EURO]0.1 billion loss related to our minority interest in debis Air Finance, an aircraft leasing and finance company, also negatively affected operating profit in 2002.

    OTHER ACTIVITIES

    Revenues of our Other Activities segment originate mainly from our MTU Aero Engines business. The operating results of this segment include our share in the operating results of our equity method investees EADS and Mitsubishi Motors Corporation. In addition, the segment includes our real-estate activities, corporate research and our holding and finance companies, and it previously included the revenues and operating results of our TEMIC automotive electronics business and our Adtranz rail systems business.

    The transactions involving Adtranz and Conti Temic microelectronic described on page 53 significantly influenced the year-to-year comparability of revenues and operating profit of the Other Activities segment.

    Revenues in 2002 decreased by [EURO]1.8 billion from [EURO]4.5 billion in 2001 to [EURO]2.7 billion in 2002. MTU Aero Engines recorded a decrease in revenues from [EURO]2.5 billion in 2001 to [EURO]2.2 billion in 2002. Additionally, 2001 revenues include revenues derived from our TEMIC automotive electronics business through March 31, 2001 and revenues of our Adtranz rail systems business through April 30, 2001, which were [EURO]1.4 billion in the aggregate. The decrease in revenues also reflected the impact of the September 11, 2001 terrorist attacks which had a significant adverse effect on the civil aviation industry and, as a consequence, on our MTU Aero Engines business.

    In 2002, our Other Activities segment had an operating profit of [EURO]0.9 billion compared to [EURO]1.2 billion in 2001. Our shares in the operating results of EADS, which performed well despite the general weakness of the civil aviation industry, and Mitsubishi Motors, which improved its operating results through implementation of its restructuring plan, were the main contributors to 2002 operating profit. Operating profit in 2002 also included a gain of [EURO]0.2 billion resulting from the sale of our 40% interest in Conti Temic microelectronic. Operating Profit in 2001 included our [EURO]0.9 billion share of a gain arising at EADS in connection with the formation of Airbus SAS as well as gains of [EURO]0.3 billion and [EURO]0.2 billion from the transactions involving Adtranz and Conti Temic microelectronic, respectively. These gains were partially offset by our proportionate [EURO]0.4 billion share of Mitsubishi Motors' restructuring charges in 2001.

2001 COMPARED WITH 2000

    DAIMLERCHRYSLER GROUP

    In 2001, our revenues declined 6% from [EURO]162.4 billion to [EURO]152.9 billion. Excluding the effects on revenues of the transactions involving Adtranz and TEMIC in 2001, and EADS and debis Systemhaus (later renamed T-Systems ITS) in 2000, our revenues from ongoing business activities in 2001 declined 1% versus comparable revenues in 2000. Revenues of our Mercedes Car Group segment rose 9% to [EURO]47.7 billion in 2001, due to strong sales of the C-Class and higher demand in the segment's principal markets outside Germany.

Revenues of our Chrysler Group segment fell 7% to [EURO]63.5 billion, primarily as a result of lower unit sales. This decrease in revenues was partially offset by the depreciation of the euro against the dollar. Revenues of our Commercial Vehicles segment decreased 4% to [EURO]28.6 billion due to a worldwide decline in demand for trucks and buses. Our Services segment contributed revenues of [EURO]16.9 billion in 2001, compared to [EURO]17.5 billion in 2000, a 4% decline. Revenues of our Services segment in 2000 included [EURO]2.4 billion attributable to the information technology business conducted by debis Systemhaus which we no longer control. Excluding the revenue share attributable to debis Systemhaus from the 2000 amounts, revenues of Services increased 12% in 2001. This improvement was mainly the result of a significant increase in 2000 of the number of new leasing and finance contracts. These contracts generated full year revenues for the first time in 2001. Revenues of our Other Activities segment decreased from [EURO]10.6 billion to [EURO]4.5 billion. The decline was exclusively due to the dispositions in 2001 of Adtranz and a controlling interest in TEMIC, and the part year inclusion in 2000 of revenues of the aerospace activities prior to our exchange of our interest in DaimlerChrysler Aerospace for an equity interest in EADS.

    In 2001, cost of sales amounted to [EURO]128.4 billion, a decrease of 4%. Cost of sales as a percentage of revenues increased to 84% in 2001 compared to 83% in 2000. This increase was mainly due to higher costs for customer satisfaction, depreciation, and amortization at Chrysler Group and charges at Freightliner in connection with its turnaround plan, and increased residual value provisions on future truck commitments.

    Our selling expenses amounted to [EURO]11.8 billion in 2001, compared to [EURO]11.7 billion in 2000, a 1% increase. This increase resulted mainly from higher unit sales at the Mercedes Car Group. Selling expenses as a percentage of revenues were 8% in 2001 and 7% in 2000.

    Our general administrative expenses in 2001 were [EURO]5.5 billion compared to [EURO]5.9 billion in 2000, a 6% decrease. The decline was mainly the result of cost reductions at Chrysler Group in connection with its turnaround plan, partially offset by additional expenses incurred in connection with the Freightliner turnaround plan. General administrative expenses as a percentage of revenues remained at last year's level of 4%.

    Research and development funded by us amounted to [EURO]5.9 billion in 2001 compared to [EURO]6.3 billion in 2000. The decline in research and development expense is due to the transactions involving Adtranz and TEMIC in 2001 and DaimlerChrysler Aerospace in 2000.

    In February 2001, in response to production overcapacity and changing market demand, we adopted a comprehensive turnaround plan for the Chrysler Group. The charges we recorded for the plan in 2001 were [EURO]3.1 billion, [EURO]1.9 billion net of taxes, which appear as a separate line item in the consolidated statement of income (loss). We otherwise would have shown
[EURO]2.6 billion and [EURO]0.5 billion in cost of sales and in selling, administrative and other expenses, respectively.

    In 2001, we had an operating loss of [EURO]1.3 billion compared to an operating profit of [EURO]9.8 billion in the previous year. The 2001 operating loss includes charges of [EURO]3.1 billion relating to the turnaround plan of the Chrysler Group, charges of [EURO]0.5 billion relating to Freightliner's turnaround plan and special costs associated with unforeseen market developments, and our proportionate [EURO]0.4 billion share of Mitsubishi Motors Corporation's restructuring charges. Our operating results were also negatively affected by an impairment charge of [EURO]0.1 billion relating to our e-business activities. Due to the decision of the Argentine government to reform its financial system and monetary policy and to introduce a floating exchange rate against the dollar effective January 11, 2002, we recognized a loss of [EURO]0.1 billion in 2001. We also recorded a charge of [EURO]0.2 billion in 2001 relating to the recoverability of lease receivables in anticipation of the intended sale in 2002 of the commercial real estate and asset-backed lending portfolio of Capital Services. Our [EURO]0.9 billion share of a gain arising at EADS in connection with the formation of Airbus SAS partially offset the effects of these charges. In 2001, we had additional gains of [EURO]0.3 billion from our sale of Adtranz, [EURO]0.2 billion from our sale of 60% of TEMIC, and [EURO]0.3 billion from the disposal of our remaining 10% equity interest in debitel to Swisscom.

    Operating profit in 2000 includes gains of [EURO]3.3 billion from the exchange of our controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS, [EURO]2.3 billion from the disposition of our controlling interest in debis Systemhaus (renamed T-Systems ITS), [EURO]0.1 billion from the sale of the fixed installations activities of Adtranz, and [EURO]0.1 billion from the dilution of our equity interest in Ballard Power Systems, a Canadian company focusing on fuel cell technology. A write-down of [EURO]0.5 billion on the carrying values of leased vehicles and charges of [EURO]0.5 billion relating to the smart brand in connection with the joint development of a new small car platform with Mitsubishi Motors reduced our operating profit in 2000. In addition, we recorded a charge of [EURO]0.3 billion in 2000 relating to the adoption of the European Union's directive regarding end-of-life-vehicles.

    After the elimination of one-time items, which resulted in a net charge of [EURO]2.7 billion in 2001 and a net gain of [EURO]4.5 billion in 2000, our operating profit decreased from [EURO]5.2 billion in 2000 to [EURO]1.3 billion in 2001. This decline was mainly attributable to significantly lower operating results of our Chrysler Group and Commercial Vehicles segments caused by the intense competition in the North American automotive markets. The table on page 52 shows the business segment contributions to Group operating profit. The segment discussions of our Chrysler Group and Commercial Vehicles segments on pages 65 to 69 describe in more detail the specific market factors which affected the operating results of these two segments and the one-time items included in their results. We define one-time items as significant transactions that are not part of ongoing operations or are expected to be nonrecurring.

    Financial income (net) was [EURO]0.2 billion in both 2001 and 2000. Financial income (net) in 2001 includes our [EURO]0.7 billion share of a gain arising at EADS in connection with the formation of Airbus SAS, and a gain of [EURO]0.3 billion from the sale of our remaining 10% interest in debitel to Swisscom. Our proportionate [EURO]0.2 billion share of the restructuring charges of Mitsubishi Motors and an impairment charge of [EURO]0.1 billion relating to our e-business activities partially offset these additions to financial income
(net). Higher interest expense from increased debt in the industrial business and the effects of the depreciation of the Argentine peso against the dollar as a result of the economic crisis in Argentina had an additional negative effect. Financial income (net) in 2000 includes an aggregate total loss of [EURO]0.2 billion from our equity investments in EADS and Mitsubishi Motors.

    In 2001, we recorded an income tax benefit of [EURO]0.8 billion compared to income tax expense of [EURO]2.0 billion in 2000. A pre-tax loss of [EURO]1.5 billion generated our income tax benefit in 2001. Income tax expense in 2000 resulted from pre-tax income of [EURO]4.5 billion plus two significant changes in German tax law. The first one called for a reduction, effective January 1, 2001, of the German corporate income tax rate from 40% on retained earnings and 30% on distributed earnings to a uniform 25%. The other change exempted from taxation gains from sales of investments, effective January 1, 2002. These two changes triggered a current revaluation of our net deferred tax assets in Germany, the effect of which was additional tax expense in 2000. The changes resulted in a total net income tax charge in 2000 of [EURO]0.3 billion. Excluding the effects on net income (loss) of the one-time items described in operating profit (loss) and financial income in 2001 and 2000 as well as the effects of the changes in German tax laws in 2000, our effective tax rate increased from 39.5% in 2000 to 44.3% in 2001. This increase is principally due to negative contributions in 2001 to our operating results from equity method investments for which we do not incur a tax liability, and consequently did not generate any associated tax benefits.

    In 2001, we had a net loss of [EURO]0.7 billion compared to net income of [EURO]7.9 billion in 2000. The 2000 net income includes net gains on dispositions of [EURO]5.5 billion, which we classified as extraordinary under special accounting rules applicable only to transactions occurring within a two-year period following the business combination of Daimler-Benz and Chrysler in November 1998, which we accounted for as a pooling of interests. Additionally, net income in 2000 contains a net expense of [EURO]87 million from cumulative effects of changes in accounting principles for derivative financial instruments (SFAS 133) and retained interests in sold receivables (EITF 99-20). Net income (loss) including extraordinary items and cumulative effects of changes in accounting principles decreased by [EURO]8.6 billion to a net loss of [EURO]0.7 billion in 2001. Before extraordinary items and cumulative effects of changes in accounting principles, we had a basic and diluted loss per ordinary share of [EURO]0.66 in 2001, compared to basic and diluted earnings per ordinary share in 2000 of [EURO]2.46 and [EURO]2.45, respectively. Including extraordinary items and cumulative effects of changes in accounting principles, the basic and diluted loss per ordinary share in 2001 remained unchanged at [EURO]0.66, compared to basic and diluted earnings per share in 2000 of [EURO]7.87 and [EURO]7.80, respectively.

    MERCEDES CAR GROUP

    Revenues of our Mercedes Car Group segment rose [EURO]4 billion or 9% to [EURO]47.7 billion. The increase was mainly the result of the strong performance of the C-Class, partially offset by a decline in E-Class unit sales in anticipation of the market introduction of the successor model in March 2002. Total unit sales rose 6% from 1,154,900 in 2000 to 1,229,700 in 2001, primarily due to a 30% increase in unit sales of the C-Class.

    At [EURO]16.4 billion, revenues from sales in Germany were 5% higher than in 2000, but unit sales declined 1% in an overall declining market. Germany continued to be the most important market for our Mercedes Car Group segment, with 2001 unit sales of 436,500, representing 35% of the segment's worldwide 2001 unit sales compared to 38% in 2000.

    In the other Western European countries, revenues of the Mercedes Car Group rose 19% to [EURO]12.8 billion in 2001, while unit sales were 16% higher reaching 402,300 units. These increases were primarily due to significantly higher demand for passenger cars in the United Kingdom, France, Spain and Italy. Revenues increased at a comparatively higher rate than unit sales due to a favorable shift in the model mix towards higher priced vehicles. In the United States, revenues increased by [EURO]0.7 billion or 7% to [EURO]11.0 billion and unit sales rose 4% to 213,400 units. The revenue increase in the United States was mainly due to the substantial increase in demand for C-Class vehicles and the appreciation of the dollar against the euro. At [EURO]2.1 billion, revenues in Japan were 1% lower compared to the previous year despite an increase in unit sales. This was mainly due to the depreciation of the Japanese yen against the euro. In Asia, excluding Japan, revenues increased 21% to [EURO]2.1 billion while unit sales climbed 11% to 40,700. The comparatively larger increase of revenues was caused by a favorable shift in the model mix towards higher priced vehicles.

    Operating profit of our Mercedes Car Group segment increased 38% from [EURO]2.1 billion in 2000 to [EURO]3.0 billion in 2001. The 2000 operating profit included a [EURO]0.3 billion charge relating to the adoption of the European Union's directive regarding end-of-life-vehicles and total charges of [EURO]0.5 billion relating to the smart brand in connection with our joint development of a small car platform with Mitsubishi Motors. A gain of [EURO]0.1 billion relating to the reduction in 2000 of our equity interest in Ballard Power Systems partially offset these charges. If these one-time charges and gains are excluded from the 2000 operating profit, operating profit in 2001 improved by 3% or [EURO]0.1 billion. This improvement was mostly the result of higher unit sales, primarily of the new C-Class sedan, sports coupe and station wagon. A shift of consumer interest from the higher priced E-Class to the smaller C-Class models in anticipation of the impending E-Class model change partially offset the positive effect of higher unit sales. Pre-production costs related to new or revised passenger car models, particularly the successor models of the E-Class, the C-Class sports coupe, the CLK coupe and the A-Class as well as the updated version of the M-Class, also negatively affected the 2001 operating profit of our Mercedes Car Group segment.

    CHRYSLER GROUP

    Our Chrysler Group segment achieved revenues of [EURO]63.5 billion compared with [EURO]68.4 billion for 2000. This decrease in revenues was primarily due to a decrease in unit sales, partially offset by an appreciation of the dollar against the euro. Measured in dollars, the currency in which our Chrysler Group segment earns a significant portion of its sales, revenues declined by 10%.

    In 2001, the Chrysler Group sold 2.76 million units, 10% less than in the prior year. Worldwide factory unit sales decreased due to substantial competitive pressure in the North American market and a softening of vehicle industry sales. This competitive environment particularly affected the key market segments of the Chrysler Group, including upper-middle sport utility vehicles and pick-up trucks. In the NAFTA region, total sales decreased 10% to

2,569,600 units. Unit sales outside the NAFTA region decreased by 400 units to 186,300 in 2001. The Chrysler Group successfully launched the all-new Jeep Liberty in 2001, which it produces in its new assembly plant in Toledo, Ohio, and the all-new Dodge Ram 1500 pick-up truck.

    In 2001, our Chrysler Group segment had an operating loss of [EURO]5.3 billion compared to an operating profit of [EURO]0.5 billion in 2000. Excluding restructuring charges of [EURO]3.1 billion relating to actions taken under the turnaround plan described below, operating results declined
[EURO]2.7 billion. This decrease resulted primarily from lower factory unit sales, an unfavorable shift in product mix, increased sales incentives, and higher costs for customer satisfaction, depreciation and amortization. Cost reduction initiatives and other actions the Chrysler Group took as part of its turnaround plan partially offset the deterioration in operating results. Higher sales incentives more than offset improvements resulting from higher vehicle pricing.

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

    As a result of the turnaround plan, our Chrysler Group segment recorded restructuring charges of [EURO]3.1 billion in 2001 primarily related to workforce reductions, asset write-downs and contract cancellation costs. Additional restructuring costs of up to $0.9 billion are expected to be recognized in 2002 and 2003, including $0.3 billion of charges currently identified for 2002. The Chrysler Group expects cash payments of $0.7 billion in 2002 for the previously recorded charges as well as the currently identified restructuring actions.

    Prior to implementing the turnaround plan, the Chrysler Group had forecasted an unadjusted operating loss between [EURO]5.5 billion and [EURO]5.9 billion for 2001. Turnaround plan actions taken in 2001, generated net savings of [EURO]3.6 billion from this forecasted loss by reducing variable and fixed costs within cost of sales and selling, administrative and other expenses. Our Chrysler Group segment surpassed the turnaround plan's cost reduction targets for 2001. An under-achievement of the plan's revenue enhancement target due to substantial competitive pressures in the North American market partially offset this over-achievement. The favorable cash impact of such actions and related reductions in capital expenditures totaled [EURO]5.4 billion in 2001, net of related cash payments of [EURO]0.4 billion relating to restructuring measures.

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

    Our Chrysler Group segment derives its revenues and operating results principally from the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were
19.1 million units in 2001, compared with 19.4 million units in 2000, a decrease of 2%. Retail industry sales would likely have decreased further were it not for the introduction of more extensive sales incentives, such as zero percent financing, beginning in September 2001. It is reasonably possible that these sales incentives may have influenced customers to accelerate into 2001 purchases otherwise planned for 2002. In the absence of continued costly sales incentives, retail industry sales may decrease more significantly in 2002 than in 2001.

    The table below shows the U.S. and combined U.S. and Canada retail sales and market share data for our Chrysler Group segment in 2001 and 2000:

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

    COMMERCIAL VEHICLES

    Revenues of our Commercial Vehicles segment decreased 4% to [EURO]28.6 billion, and unit sales of 492,900 were 10% lower than in 2000. The change in total unit sales was the result of a 24% decrease in truck sales to 207,500 units and a 3% decline in bus sales to 27,600 units, partially offset by a 3% increase in unit sales of vans to 257,800 units.

    In 2001, revenues in Germany were 5% lower at [EURO]7.2 billion while unit sales decreased 6% to 106,000 vehicles. In Western Europe (excluding Germany), revenues were up 3% reaching [EURO]7.2 billion while unit sales rose 1% to 169,800 units in 2001. The increase in unit sales resulted primarily from the success of our Mercedes-Benz vans, especially in France, Italy, and the United Kingdom. In Western Europe (including Germany), Mercedes-Benz vans in the categories between 2t and 6t GVW had a market share of 19% in both 2001 and 2000. In addition, in the category of trucks over 6t GVW, we maintained our position as the market leader in Germany with a market share of 44%, slightly higher than in the previous year (43%). Our market share for trucks above 6t GVW in Western Europe (excluding Germany) was 15% (2000: 16%). With a combined Western European market share of 26% in both 2001 and 2000, our Mercedes-Benz and Setra bus brands maintained their position as market leader in Western Europe.

    Revenues of our Commercial Vehicles segment in the NAFTA region decreased 9% to [EURO]9.5 billion in 2001. This decline was mainly due to a 31% drop in unit sales to 105,900 units, partially offset by the appreciation of the dollar against the euro and the full year inclusion of revenues generated by Detroit Diesel Corporation. Detroit Diesel does not contribute to vehicle unit sales. Our Commercial Vehicles segment had revenues of [EURO]8.1 billion in the United States and [EURO]0.7 billion in Canada, a decrease of 8% and 7%, respectively. Unit sales decreased 32% in the United States and 36% in Canada, primarily as a result of the weak economy which led to significantly lower demand for trucks in the Class 8 heavy duty segment. In Mexico, revenues from sales of commercial vehicles fell

10% to [EURO]0.7 billion and unit sales decreased 16%. Our Commercial Vehicles segment was able to sell 43,000 commercial vehicles in South America, a 15% decrease compared to 2000. Revenues in South America fell 16% to [EURO]1.5 billion.

    In 2001, our Commercial Vehicles segment contributed an operating loss of [EURO]0.5 billion compared to an operating profit of [EURO]1.2 billion in 2000. Charges of [EURO]0.5 billion recorded by Freightliner for its turnaround plan and special costs associated with unforeseen market developments burdened the 2001 operating results of this segment. In 2000, a small charge relating to the adoption of the European Union's directive regarding end-of-life vehicles impacted the segment's operating profit.

    Adjusted for these one-time effects, our Commercial Vehicles segment had positive earnings of [EURO]0.1 billion in 2001 compared to an operating profit of [EURO]1.3 billion in 2000. The sharp contraction of the market for commercial vehicles in the NAFTA region, which led to significant price reductions for new and used vehicles and to a 31% drop in the segment's unit sales, was primarily responsible for the decline in operating profit. The deterioration of used vehicle prices may continue to affect demand for new vehicles and, consequently, may further negatively impact the profitability of our Commercial Vehicles segment. Further factors depressing earnings were the drop in demand due to the economic crisis in Argentina and the economic slow-down in Turkey and lower demand for trucks in Western Europe.

    SERVICES

    The transaction involving debis Systemhaus (renamed T-Systems ITS) described on page 52 affected the year-to-year comparability of revenues and operating profit of our Services segment.

    In 2001, our Services segment recorded revenues of [EURO]16.9 billion compared to [EURO]17.5 billion in 2000, a 4% decline. Revenues of the financial services business unit increased 12% from [EURO]15.1 billion in 2000 to [EURO]16.9 billion in 2001. As a result of the transaction involving debis Systemhaus in October 2000, revenues of our financial services business unit represented all revenues achieved by our Services segment in 2001 compared to 86% in 2000. Overall, our financial services business unit processed new leasing and finance contracts in 2001 with a total value of [EURO]53.7 billion, a decline of 3% in new contract value compared to 2000. In 2001, our financial services business unit managed a portfolio of finance receivables of [EURO]128.4 billion, a 4% increase over the 2000 portfolio of [EURO]123.1 billion. Excluding exchange rate effects, the portfolio volume in 2001 was only slightly higher than in the previous year.

    In 2001, activities of our Services segment in the NAFTA region contributed [EURO]11.6 billion or 69% of its total revenues, a 9% increase over 2000. Revenues generated in Germany amounted to [EURO]3.2 billion or 19% of the Services segment's total revenues, compared to [EURO]4.1 billion or 24% of total revenues in 2000. Revenues originated in the other European Union countries amounted to [EURO]1.5 billion or 9% of total Services revenues in 2001, compared to [EURO]1.9 billion or 11% of total Services revenues in 2000.

    Operating profit in our Services segment decreased to [EURO]0.6 billion from [EURO]2.5 billion in 2000. Services' operating profit in 2001 includes a gain of [EURO]0.3 billion from the sale of our remaining 10% equity interest in debitel to Swisscom and a charge of [EURO]0.1 billion as a result of the depreciation of the Argentine peso against the dollar. Our Services segment's operating profit in 2001 also includes a charge of [EURO]0.2 billion related to the recoverability of lease receivables in connection with the intended sale in 2002 of the commercial real estate and asset-backed lending portfolio of our capital services business unit. The 2000 operating profit of our Services segment includes a gain of [EURO]2.3 billion resulting from the disposition of our controlling interest in debis Systemhaus, partially offset by charges of [EURO]0.5 billion due to an impairment charge on the carrying values of leased vehicles in the NAFTA and U.K. markets.

    Excluding these effects in 2001 and 2000, our Services segment achieved an operating profit in 2001 of [EURO]0.6 billion, which is on the prior year's level. Pressure on margins, loss reserves for receivables of the Commercial

Vehicles portfolio and residual value losses of Chrysler Group vehicles negatively influenced the operations of our Services segment. The use of refinancing instruments with more favorable conditions, benefits from asset/liability management and cost reduction measures within our Services segment partially offset these negative effects.

    OTHER ACTIVITIES

    Revenues of our Other Activities segment originate mainly from our MTU Aero Engines business unit. Operating results of this segment also include our share in the operating results of our equity method investments in European Aeronautic Defence and Space Company EADS N.V. (EADS), Mitsubishi Motors Corporation and in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic
GmbH) and its subsidiaries (TEMIC). Our Other Activities segment also contains our real-estate activities, corporate research and our holding and finance companies.

    The transactions involving DaimlerChrysler Aerospace, Adtranz and TEMIC described on page 53 significantly affected the year-to-year comparability of revenues and operating profit of our Other Activities segment.

    Revenues decreased by [EURO]6.1 billion from [EURO]10.6 billion in 2000 to [EURO]4.5 billion in 2001. The decrease was mainly due to the sale of Adtranz and the disposition of our controlling interest in TEMIC. The segment's total 2001 revenues include revenues of Adtranz and TEMIC, which in 2001 amounted to a total of [EURO]1.4 billion, only through the date of completion of the respective transaction. Similarly, the revenue figure for 2000 includes [EURO]3.3 billion in revenues attributable to the former aerospace activities for the first half of the year and revenues of [EURO]5.0 billion attributable to Adtranz and TEMIC. Continuing 2001 revenues originate mainly from MTU Aero Engines, which recorded an 18% increase in revenues from [EURO]2.1 billion in 2000 to [EURO]2.5 billion in 2001.

    The [EURO]1.2 billion operating profit achieved by our Other Activities segment in 2001 includes our [EURO]0.9 billion share of the gain that arose at EADS in connection with the formation of Airbus SAS. The 2001 operating profit also includes a gain of [EURO]0.3 billion from the transaction involving Adtranz and a [EURO]0.2 billion gain from the transaction involving TEMIC. Our proportionate [EURO]0.4 billion share of Mitsubishi Motors' restructuring charges partially offset these gains. The 2000 operating profit of our Other Activities segment includes a gain of [EURO]3.3 billion as a result of the exchange of our controlling interest in DaimlerChrysler Aerospace for a 33% interest in EADS and a gain of [EURO]0.1 billion from the sale of the fixed installations activities of Adtranz.

                        LIQUIDITY AND CAPITAL RESOURCES

    In 2002, as in 2001 and 2000, we managed our liquidity using funds from operations, external borrowings, and sales of finance receivables in securitization transactions. We used these funds primarily to finance our working capital and capital expenditure requirements and the cash needs of our lease and sales financing business. We typically finance our lease and sales financing activities with a high proportion of debt.

    Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as securities. The following table shows our liquid financial assets (in billions of euro) as of the end of each of the last three years:

                                                                     DECEMBER 31
                                                            ------------------------------
                                                              2002       2001       2000
                                                            --------   --------   --------
Cash and cash equivalents.................................     9.1       10.7        7.1
Securities................................................     3.3        3.8        5.4
                                                              ----       ----       ----
Liquidity.................................................    12.4       14.5       12.5
                                                              ====       ====       ====

    We hold our cash and cash equivalents primarily in U.S. dollars and euros. As of December 31, 2002, U.S. dollar denominated liquid assets represented 48% and euro denominated liquid assets represented 44% of total liquid financial assets. Liquid financial assets as a whole were 6.6% of total assets compared to 7.0% at the end of 2001. For further information on our liquidity, please see
Note 21 to the Consolidated Financial Statements.

    In recent years, funds from operations, funds raised in the capital markets and proceeds from sales of finance receivables were our primary sources of liquidity. We believe the funds available from these and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs as appropriate to address short-term changes in business conditions. Our capital needs depend primarily on the size and the timing of our capital expenditures and investments as set forth in our business plans. Subject to developments which we cannot predict or control, we currently intend to increase our capital expenditures slightly in 2003 compared to 2002.

ANALYSIS OF CASH FLOW STATEMENT

    Net cash provided by operating activities increased by [EURO]1.9 billion to [EURO]17.8 billion, compared to [EURO]15.9 billion in 2001, and [EURO]16.0 billion in 2000. The increase is mainly attributable to Chrysler Group and reflects the improvements in that segment's operating results. Our future ability to maintain or increase the amount of cash we generate from our operations depends heavily on future demand for our products in markets worldwide and on our continued success in implementing cost reduction measures, including the turnaround plans at Chrysler Group and Freightliner.

    We used net cash of [EURO]12.9 billion for investing activities in 2002, compared to [EURO]14.0 billion in 2001 and [EURO]32.7 billion in 2000. Net cash used for our lease and sales financing activities, net of disposals and repayments, increased to [EURO]11.6 billion in 2002 from [EURO]7.9 billion in 2001 ([EURO]19.4 billion in 2000). In 2002, we used [EURO]7.1 billion to purchase fixed assets, principally property, plant and equipment, compared to [EURO]8.9 billion in 2001 and [EURO]10.4 billion in 2000. We also disposed of several businesses in 2002, which generated [EURO]5.1 billion, net of acquisitions, compared to [EURO]0.9 billion in 2001. In 2000, we used
[EURO]4.6 billion, net of disposals, to acquire businesses and make strategic equity investments. In 2002, our net cash generated from acquisitions and dispositions of businesses originated primarily from the sale of our 49.9% interest in T-Systems ITS. In 2001, we disposed of our Adtranz rail systems business, a 60% controlling interest in our TEMIC automotive electronics business, and our remaining 10% equity interest in debitel, which were the primary sources of net cash generated from acquisitions and dispositions of businesses in 2001. In 2000, we used net cash for the acquisitions (net of dispositions) of businesses principally for the acquisitions of Western Star Trucks, Detroit Diesel and a 34% non-controlling interest in Mitsubishi Motors. For further information on our acquisitions and dispositions, please also refer to Notes 4 and 11 to our Consolidated Financial Statements.

    In 2002 our financing activities used net cash of [EURO]5.3 billion, of which [EURO]1.0 billion relates to our dividend payment for 2001. We used [EURO]4.3 billion for repayment (net) of financial liabilities. In 2001 and 2000 our financing activities provided net cash of [EURO]1.4 billion and [EURO]14.5 billion, respectively, including dividend payments of [EURO]2.4 billion in both 2001 and 2000. This decrease in net cash provided from financing activities was primarily due to our industrial business, reflecting improved business results and lower investing activities, as discussed above.

The positive effects from our industrial business were partially offset by our lease and sales financing business, which we typically finance with a high proportion of debt. At December 31, 2002, our financial liabilities were [EURO]79.1 billion of which [EURO]30.3 billion are due within one year. This compares to [EURO]90.9 billion of financial liabilities at the end of 2001, of which [EURO]33.9 billion were due within one year. The 2002 decrease in financial liabilities resulted primarily from changes in foreign currency exchange rates, primarily a depreciation of the U.S. dollar against the euro, and from net repayments of debt. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

PRINCIPAL SOURCES OF FUNDING

    FUNDING POLICIES

    Our policy is to maintain a high degree of flexibility in our funding and investment activities by using a broad variety of financial instruments. Depending on our cash needs and market conditions, we issue bonds, notes and commercial paper in various currencies. Therefore, we are exposed to risks associated with changes in interest rates and foreign currency exchange rates. Moreover, the global nature of our businesses exposes us to risks associated with fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our businesses, operations and reported financial results and cash flows. We hedge these risks with derivative financial instruments, primarily foreign exchange contracts, currency options, interest rate swaps and cross-currency interest rate swaps.

    In addition, we use credit facilities in our day-to-day financial management. As part of our liquidity management, we also hold money market investments and variable-rate or fixed-rate securities. These instruments subject us to market risks which we typically hedge with interest rate swaps, forward rate agreements, caps, floors, futures and options.

    For additional information on our market risk exposure, including risks associated with currency exchange rates and interest rates, please refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

    In accordance with the guidelines established by the Bank for International Settlements, we separate our corporate treasury function organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling.

    FINANCIAL LIABILITIES

    We use a variety of short- and long-term financial instruments, principally notes/bonds, commercial paper and borrowings from financial institutions. The following table presents the carrying values as of December 31, 2002 and 2001 in billions of euro:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                                ----       ----
Notes and bonds.............................................    51.9       65.4
Commercial paper............................................     9.5        7.5
Borrowings from financial institutions......................    14.0       15.4

    As of the end of 2002, the breakdown by currency of our financial liabilities was as follows: 62% in U.S. dollars, 20% in euros and euro zone currencies, 5% in Canadian dollars and 4% in Japanese yen. In most cases, our subsidiaries borrow money in their operational currency. In 2002, our aggregate borrowing rate for outstanding indebtedness was 5.6%, and approximately 36% of our financial liabilities were at fixed rates. Our total financial liabilities represented 42.2% of total stockholders' equity and liabilities in 2002, compared to 43.8% in 2001. Please refer to Note 26 to our Consolidated Financial Statements for information on the amounts, maturities and interest rates of our financial liabilities.

    On a stand-alone basis, our financial services entities had financial liabilities of [EURO]66.9 billion in 2002 and [EURO]75.2 billion in 2001. Both figures include intercompany financial liabilities among members of our Group. We eliminate these intercompany amounts upon consolidation into our financial statements. The liabilities incurred by our financial services entities closely correspond to the assets they finance, for example, equipment on operating leases and receivables from financial services. These assets totaled
[EURO]77.0 billion in 2002 and [EURO]82.5 billion in 2001. Sales of receivables are a significant source of funding for us, principally in the United States. In 2002, net proceeds from the sales of financial receivables were [EURO]58.2 billion compared to [EURO]76.7 billion in 2001 and [EURO]63.6 billion in 2000.

    CREDIT LINES

    At December 31, 2002 and 2001, we had short- and long-term credit lines available of [EURO]35.6 billion and [EURO]41.5 billion, respectively, of which [EURO]21.6 billion and [EURO]26.1 billion were unused as of such dates. In 2002, the weighted average interest rate payable under our lines of credit was 5.3%. Our credit lines include an $18 billion revolving credit facility with a syndicate of international banks. This facility includes three elements:

    - a multi-currency revolving credit facility which allows us
      (DaimlerChrysler AG) and several of our subsidiaries to borrow up to $5 billion until 2006,

    - a U.S. dollar revolving credit facility which allows our wholly-owned subsidiary DaimlerChrysler North America Holding Corporation to borrow up to $6 billion until 2004, and

    - a multi-currency revolving credit facility for working capital purposes which allows us (DaimlerChrysler AG) and several of our subsidiaries to borrow up to $7 billion until 2003.

A portion of the $18 billion facility serves as a back-up for commercial paper drawings.

    COMMERCIAL PAPER PROGRAMS

    We also rely on several commercial paper programs. In addition to commercial paper programs denominated in U.S. dollars, Canadian dollars, Mexican pesos and Australian dollars, we have a multi-currency commercial paper program and an asset-backed commercial paper program. In the United States, DaimlerChrysler North America Holding Corporation has a $30.2 billion debt securities shelf registration filed with the U.S. Securities and Exchange Commission, of which $21.4 billion remained unused as of February 13, 2003.

    CREDIT RATINGS

    Moody's Investors Service, Inc., (Moody's) and Standard & Poor's Rating Services (S&P) rate our commercial paper (short-term) and our senior unsecured long-term debt (long-term). Our current ratings are as follows:

                                                             MOODY'S      S&P
                                                             --------   --------
Short-term debt............................................    P-2        A-2
Long-term debt.............................................     A3        BBB+

    Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

    MOODY'S RATINGS. Moody's Investors Service changed neither its rating nor its rating outlook for us in 2002. At the end of the year, Moody's had us on a long-term rating of A3 with a negative outlook and a short-term rating of P-2.

    S&P RATINGS. On July 19, 2002, after the publication of results for the second quarter, S&P raised its outlook for our long-term rating from negative to stable. S&P's actual ratings remained unchanged at BBB+ for our senior unsecured long-term debt and A-2 for our short-term debt, i.e., our commercial paper.

    We want you to understand that debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

    CONVERTIBLE BONDS AND NOTES

    We may issue ordinary shares of our company or bonds convertible into our ordinary shares as another potential source of funding. Our board of management may issue up to [EURO]256 million, in nominal amount, of new ordinary shares for cash until April 30, 2003, if our supervisory board approves the issue. Additionally, the board of management may issue up to [EURO]15 billion, in nominal amount, of convertible bonds and notes with attached warrants, with a term of up to 20 years, until April 18, 2005. The convertible bonds and notes with attached warrants may grant to the holders or creditors up to [EURO]300 million, in nominal amount of capital stock, in option or conversion rights for new shares in our company.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

    The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2002:

                                                                PAYMENTS DUE BY PERIOD
                                             ------------------------------------------------------------
                                                        LESS THAN                               MORE THAN
CONTRACTUAL CASH OBLIGATIONS                  TOTAL      1 YEAR     1 - 3 YEARS   3 - 5 YEARS    5 YEARS
----------------------------                  -----      ------     -----------   -----------    -------
                                                                 ([EURO] IN MILLIONS)
  Financial liabilities(1).................   78,691     30,279        22,613        12,338      13,461
  Capital Lease Obligations................      421         49            76            77         219
  Operating Leases.........................    2,683        581           623           405       1,074
  Purchase and Investment Obligations......    3,663      2,298         1,295            41          28
  Other Contractual Obligations............    1,836      1,467            71            37         260
                                              ------     ------        ------        ------      ------
    Total Contractual Obligations..........   87,294     34,674        24,678        12,898      15,042
                                              ======     ======        ======        ======      ======

------------------------------

(1) Capital lease obligations are included in the caption "Financial Liabilities" in our consolidated balance sheet.

    The table below presents the maximum amount (on- and off-balance sheet) of our commercial commitments as of December 31, 2002, classified by periods in which the contingent liabilities or commitments expire:

                                                                   EXPIRATION DATE
                                             ------------------------------------------------------------
                                                        LESS THAN                               MORE THAN
COMMERCIAL COMMITMENTS                        TOTAL      1 YEAR     1 - 3 YEARS   3 - 5 YEARS    5 YEARS
----------------------                        -----      ------     -----------   -----------    -------
                                                                 ([EURO] IN MILLIONS)
  Guarantees for Third Party Liabilities...    2,119        830           211            94         984
  Performance Guarantees and Environmental
   Protection..............................      581         88            83           143         267
  Buy-back Commitments.....................    3,232      1,801         1,335            91           4
  Other Contingent Liabilities.............      830        116           461            83         171
                                              ------     ------        ------        ------      ------
    Total Contingent Liabilities and
     Commitments...........................    6,762      2,835         2,090           411       1,426
                                              ======     ======        ======        ======      ======

    Please refer to Note 31 to our Consolidated Financial Statements for a detailed description of our contractual obligations and commercial commitments.

BENEFIT PLAN OBLIGATIONS AND COSTS

    The obligations and expenses recognized in our Consolidated Financial Statements for our employee benefit plans are not necessarily indicative of our projected obligations and cash funding requirements. The reason is that under U.S. GAAP we normally accumulate actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and costs and then recognize the accumulated differences in our consolidated financial statement through amortization over future periods when certain conditions are met. Please refer to the discussion under the heading "Critical Accounting Policies -- Pension and Other Postretirement Benefits" in "Item 5. Operating and Financial Review and Prospects" and to Note 25a to our Consolidated Financial Statements for further information regarding pension benefit and other postretirement benefit obligations, the significant assumptions used, and the sensitivity of those assumptions to our consolidated financial statements.

    PENSION BENEFIT OBLIGATIONS

    CURRENT FUNDING AND ASSET ALLOCATION

    Plan assets which are primarily held in trusts and invested to provide for current and future pension benefits partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, fixed-income securities, cash, and investments in real estate.

    The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2002, our pension plans had an underfunded status of [EURO]8.4 billion compared to an underfunded status of [EURO]3.0 billion at December 31, 2001. During 2002, we contributed [EURO]1.4 billion to our pension benefit plans. The deterioration of the funded status of our pension benefit plans in 2002 is mainly attributable to the weak performance of the equity markets in 2002. As a result, we realized losses as compared to expected gains on our plan assets. Actual rates of return for German and non-German plans were negative 15.5% and 8.8%, respectively. In addition, we decreased the discount rates for all significant plans in 2002, which led to an increase of our pension benefit obligations at the end of 2002 and further deteriorated the funded status of our plans.

    Specific U.S. GAAP accounting rules that are applicable due to the underfunded status of our accumulated pension benefit obligations required us to recognize an additional pension liability in 2002 of [EURO]4.7 billion. We charged [EURO]2.4 billion of this liability against stockholders' equity and recognized the remaining [EURO]2.3 billion as an intangible asset, neither of which affected our net earnings. U.S. GAAP also required us to eliminate [EURO]7.6 billion of prepaid pension assets which existed at December 31, 2001, due to the underfunded status of our pension benefit obligations. This elimination resulted in a corresponding decrease of stockholders' equity equal to [EURO]7.6 billion at December 31, 2002. In total, as a result of the underfunded status of our accumulated pension benefit obligations, our stockholders' equity decreased [EURO]6.3 billion after tax. The initial recognition of these transactions did not have a negative effect on our liquidity and capital resources.

    The sum of our plan assets of [EURO]24.6 billion and our pension accruals of [EURO]7.4 billion is [EURO]32.0 billion, while our total pension benefit obligations amount to [EURO]33.0 billion.

    FURTHER FUNDING REQUIREMENTS

    We do not need to increase substantially our cash contributions to our pension plans in the near term. If actual returns on plan assets are substantially below expected return assumptions over an extended period of time, however, this could adversely affect our liquidity requiring additional pension funding.

    FUTURE PENSION EXPENSE

    We estimate that our total pension benefit expense will increase by [EURO]0.7 billion in 2003. This is mainly due to lower expected returns on plan assets in 2003, which resulted from both lower plan assets at December 31, 2002 and lower rates for the expected return on plan assets in 2003. In addition, amortization of unrecognized net losses will result in higher total pension benefit expense in 2003.

    OTHER POSTRETIREMENT BENEFIT OBLIGATIONS

    CURRENT FUNDING AND ASSET ALLOCATION

    Plan assets invested to provide current and future plan benefits partially offset accumulated other postretirement benefit obligations. Plan assets mainly consist of investments in equity securities and fixed income securities.

    The funded status of our other postretirement benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2002, our other postretirement benefit obligations had an underfunded status of [EURO]13.7 billion compared to an underfunded status of [EURO]12.1 billion at December 31, 2001. After deducting the accruals recognized for our other postretirement benefit obligations at December 31, 2002 and 2001, of [EURO]8.2 billion and [EURO]9.4 billion, respectively, we had underfunded other postretirement benefit obligations of [EURO]5.5 billion and [EURO]2.7 billion at December 31, 2002 and 2001, respectively, which were not recognized. The deterioration of this underfunded position is mainly attributable to the decrease of the discount rates and the increase of the healthcare inflation rates, which led to an increase of our other postretirement benefit obligations at the end of 2002. In addition, the weak performance of the equity markets in 2002 resulted in lower plan assets and, as a consequence, increased our underfunded status.

    FURTHER FUNDING REQUIREMENTS

    We are not required by law or labor agreements to make contributions to our other postretirement benefit plans.

    FUTURE POSTRETIREMENT BENEFIT EXPENSE

    We estimate that our total other postretirement benefit expenses will increase by [EURO]0.4 billion in 2003. This is the result of lower discount rates used, an increase in the healthcare inflation rates and amortization of unrecognized net losses in 2003.

                         OFF-BALANCE SHEET ARRANGEMENTS

    Our financial services business enters into transactions which provide customers with the opportunity to finance the purchase of passenger cars and commercial vehicles over an extended period of time through sales financing and lease transactions. Based on market conditions and our current liquidity needs, we combine portfolios of sales financing and finance lease receivables and use several methods of selling interests in those receivables to third parties as described below. In connection with these types of transactions, we receive cash in exchange for the interests in the receivables sold and retain subordinated interests and residual cash flows. These transactions allow us flexibility in managing the extent to which we offer financing to customers and reduces the need for us to issue long-term debt.

    We utilize various special purpose entities to securitize (monetize) wholesale and retail automotive receivables. Public retail and public wholesale transactions typically involve the sale of a portfolio of receivables through trusts that issue securities to the public. These trusts meet the criteria in SFAS 140 for qualifying special purposes entities (QSPE) and, therefore, such securitizations are treated as sales with de-recognition of the transferred receivables from our balance sheet. In most of these transactions, we receive a servicing fee in exchange for collecting and posting all payments, responding to inquiries of customers, investigating delinquencies, performing necessary and reasonable collection efforts, accounting for collections, and furnishing the reports and other information required under the respective servicing agreements. We retain a subordinated beneficial interest in the receivables sold, which is designed to absorb substantially all of the credit, prepayment and interest-rate risk of the receivables transferred. Our risk of loss from the beneficial interests is limited to the amount of the carrying value of our retained interests, which are classified as "Other receivables" in our Consolidated Financial Statements. These transactions are not subject to the FIN
46. For a description of FIN 46, please see "New Accounting Pronouncements."

    We also sell automotive receivables to multi-seller and multi-collateralized bank conduits, which are variable interest entities as defined in FIN 46. In these transactions, we generally remain as servicer. We also retain residual beneficial interests in the receivables sold. Through these residual beneficial interests we absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduit. The risk we retain, however, is limited to the carrying value of our retained interests, which are classified as "Other receivables" in our Consolidated Financial Statements. These transactions are subject to FIN 46. We are currently evaluating whether we will be required to consolidate these variable interest entities as the primary beneficiary.

    The outstanding balance of receivables we have sold to QSPEs and the corresponding retained interest balance as of December 31, 2002 are approximately [EURO]22.9 billion and [EURO]3.2 billion, respectively. The outstanding balance of receivables we have sold to conduits and the corresponding retained interest balance as of December 31, 2002 are approximately [EURO]7.2 billion and [EURO]1.0 billion, respectively.

    For additional information on retained interests in sold receivables and sales of finance receivables, please refer to "Critical Accounting Policies -- Collectibility of Sales Financing and Finance Lease Receivables" in "Item 5. Operating and Financial Review and Prospects" and to Note 33 to the Consolidated Financial Statements.

    Our industrial businesses are very capital intensive. To a limited extent, we use off-balance-sheet leasing structures which afford us with flexibility in the timing of cash payments for property and equipment and provide us with a less costly form of financing compared to purchasing. In these structures one or more third parties not controlled by us establish and own, a special purpose entity (SPE). The SPE raises funds by issuing debt and equity securities to third party investors. The SPE uses the debt and equity proceeds to purchase property and equipment, which we lease and use in the normal course of our business. During the lease term, we make periodic rental payments which we expense, and do not capitalize the leased asset on our balance sheet. At the end of the lease term, we generally have the option to purchase the property and equipment at fair value or re-lease the property and equipment under new terms. We are currently evaluating whether we are required to consolidate these leasing transactions in accordance with FIN 46. If we have to consolidate these leasing transactions in accordance with FIN 46, their aggregate size is not expected to be material to our Consolidated Financial Statements. Further, we do not expect that our maximum exposure to loss as a result of our involvement with these entities is significant.

    We are evaluating the extent to which we have involvement in other entities, in addition to those described above, and whether our interests are subject to the requirements of FIN 46. It is reasonably possible that we may be required to consolidate or disclose information about any of these entities when FIN 46 becomes effective. We believe, however, the aggregate size and our maximum exposure to loss as a result of our involvement with these entities is also insignificant.

                            RESEARCH AND DEVELOPMENT

STRATEGIC APPROACH AND ORGANIZATION

    To be competitive in our principal markets, and to secure technological leadership, it is essential for us to develop innovative products and production systems and to shorten lead times in research and development. Innovation is also an important element of our overall corporate strategy, and our corporate research function plays a critical role in meeting this strategic goal. Our corporate research function:

    - approaches research and development systematically and comprehensively and, in close cooperation with our business units, formulates a technological strategy for our Group as a whole;

    - performs research tasks that cross divisional boundaries or require long lead times;

    - works as a centralized forum for the exchange of new ideas and a think tank for the development of new technologies, materials and concepts;

    - assists the product development teams of our divisions to apply new technologies in the design, development and testing of new products and production processes; and

    - performs internal research audits to ensure the quality, efficiency, and effectiveness of our research programs.

    On the corporate level, we conduct our research work in 16 laboratories which are assigned to three primary research areas:

    - BODY AND POWERTRAIN; researching combustion engines and powertrain, alternative energy and drive systems, body and human-machine-interaction, surface and functional materials, structural materials, and manufacturing technology.

    - ELECTRONICS AND MECHATRONICS; researching acoustics and climate comfort, vehicle sensing and communication electronics, mechatronic systems, electrics/electronics architecture and integration, and automotive microsystems.

    - INFORMATION AND COMMUNICATION; researching autonomous systems and pattern understanding, information technology for engineering, software technology, telematics and e-business, and society and technology.

    Most of these research facilities are located in Germany, but we also maintain several research centers in North America and Asia. These include a research and technology center in Palo Alto, California, a vehicle systems technology center in Portland, Oregon, and a research center for information and communication technology in Bangalore, India. We also have a joint venture with the Shanghai Institute of Metallurgy in Shanghai, China, in the area of automotive electronics. In addition, we participate actively in the international exchange of new ideas and concepts through cooperations with world-renowned research institutes and exchange programs for scientists and employees.

FUTURE CHALLENGES

    A key challenge for the future viability of automotive transportation will be the sustainable reduction of hydrocarbons emitted by vehicles using internal combustion engines. Reducing consumption of fossil fuels will be a critical factor in reducing hydrocarbon emissions generated by vehicle traffic. We believe that optimizing conventional propulsion systems using internal combustion engines and developing alternative propulsion systems mainly based on new biogenic or renewable fuels will be the two key elements in realizing a vision of sustainable individual mobility in the medium and long term. We invest in the development of future motor vehicle propulsion technologies, in particular fuel cell and hybrid propulsion. Maintaining and securing our leadership position in the area of alternative propulsion technologies is a cornerstone of our corporate strategy.

    HYBRID VEHICLES. Hybrid technology combines a conventional internal combustion engine with an electric propulsion system. Hybrid vehicles use established technologies and fuels while permitting a significant reduction in fuel consumption and a simultaneous marked improvement in dynamic response characteristics.

    Over the last twenty years, we have built several hybrid concept vehicles using different vehicle platforms. These range from smaller size vehicles like the Mercedes-Benz A-Class and the smart up to sport utility vehicles like the Dodge Durango and mid-size cars like the Chrysler Sebring which we introduced in April 2002.

    Since the more complex technology of hybrid vehicles results in higher costs and consequently higher prices to the consumer, automobile manufacturers have thus far only been able to market these vehicles successfully in the context of special user applications. For example, our Dodge Ram Contractor Special can function as a mobile hybrid and also as a stationary generator supplying electric power. Reducing the production costs of these vehicles is the primary focus of our current development efforts in this area.

    FUEL CELL VEHICLES. Fuel cell propulsion systems can be powered by a range of new fuels, including hydrogen or methanol. Since fuel cells operate with a significantly higher degree of efficiency compared to internal combustion engines, fuel cells have enormous potential when it comes to reducing carbon dioxide emissions. As a fundamentally new propulsion concept, however, the fuel cell only marks the beginning of a new long-term technological development phase. The wide use of fuel cells in automotive transportation would also require a new fuel infrastructure for the supply of hydrogen or methanol. As a consequence, large-scale production of fuel cell powered vehicles may not occur before the next decade.

    To support further our research activities in the area of fuel cells we hold a 16.8% equity interest in Ballard Power Systems, Inc., of Burnaby, Canada, and a 49.9% interest in Ballard Power AG of Kirchheim, Germany. Ballard is one of a small group of companies leading the research, development, manufacture and sale of fuel cells and fuel cell systems with PEM technology (Proton Exchange Membrane, also called Polymer Electrolyte Membrane) for various applications.

    Within the eight-year period following the presentation of our first NECAR 1 fuel cell concept study in 1994, we developed and tested as many as 20 different vehicle prototypes with fuel cell drives. These range from the Mercedes-Benz A-Class and the Jeep-Registered Trademark- Commander to a Mercedes-Benz van and the NeBus bus. In October 2002, we presented the first fuel cell powered vehicles for fleet use. In 2003, we will begin the delivery of 30 Citaro city buses which we will supply to local public transport operators in ten European cities. The buses will operate in regular line service under different climatic and topographical conditions and will, on a day-to-day basis, familiarize thousands of passengers in Europe with this innovative and clean propulsion system. In 2003, we will also start to provide 60 Mercedes-Benz A-Class fuel cell powered cars to selected customers. These customers will drive and test the vehicles under everyday conditions in different parts of the world.

    With these steps, we will have completed the concept stage of fuel cell powered vehicles and will have achieved another milestone on the way to market maturity of this revolutionary propulsion technology. Further development will now largely depend on the practical experience gained through day-to-day operation of these fleet vehicles.

FUNDING

    As of December 31, 2002, our corporate research function had approximately 2,600 employees compared to 2,700 in 2001 and 2,500 in 2000. Together with the development departments of our business units, we employ a total of 27,500 scientists, engineers and technicians worldwide in our research, development and testing activities compared to 28,100 in 2001 and 28,000 in 2000.

    In 2002, we spent a total of [EURO]6.2 billion on overall research and development (2001: [EURO]6.0 billion; 2000: [EURO]7.4 billion). The decrease from 2000 to 2001 is due primarily to the sale in 2000 of our aerospace and defense businesses. Research and development costs (including costs reimbursed by third parties) reached 4.1% of our total revenues in 2002. Research and development performed for and funded by third parties accounted for [EURO]0.1 billion in 2002 and [EURO]0.1 billion in 2001.

    The following table shows the research and development expenditures funded by us and expenditures funded by third parties, which in prior years were principally the German government and the European Space Agency:

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            2002        2001(1)       2000(2)
                                                          --------      --------      --------
                                                                  ([EURO] IN MILLIONS)
Research and development
    Group funded projects...............................   6,071         5,933         6,337
    Third party projects................................      85            75         1,058
                                                           -----         -----         -----
        Total...........................................   6,156         6,008         7,395
                                                           =====         =====         =====

------------------------------

(1) Since we disposed of a controlling interest in our automotive electronics unit, TEMIC, in April 2001, we only included research and development expenditures relating to these activities through March 31, 2001. We also included research and development expenditures relating to our rail systems activities only through April 30, 2001, because we transferred control over these operations to Bombardier Inc. effective May 1, 2001. See "Description of Business Segments -- Other Activities" in "Item 4. Information on the Company."

(2) In July 2000, we disposed of our aerospace activities with the exception of our aero engines business. As a result, the numbers in this column include research and development expenditures relating to the aerospace activities only for the first half of 2000. See "Description of Business Segments -- Other Activities" in "Item 4. Information on the Company."

                                    OUTLOOK

ECONOMIC AND MARKET CONDITIONS

    If there is a reasonably stable global political framework and return of confidence among investors and consumers, we believe that global economic growth will begin to improve in 2003. We expect the economies of the United States and the European Union, including Germany, to strengthen as the year progresses, and the Japanese economy to emerge from its prolonged recession. We anticipate above average growth rates for the emerging economies in Asia and Eastern Europe and from 2004 also in South America. Overall, we expect global economic growth of 2.7% in 2003 and 3.2% in 2004 and 2005. Compared to the average exchange rates in 2002, we assume that the euro will strengthen moderately against the U.S. dollar, the Japanese yen and the British pound between 2003 and 2005.

    Global automotive markets, however, will probably improve only slowly. We anticipate a decrease in overall demand in North America in 2003, even if manufacturers continue to offer generous incentives in the United States. We do not expect a significant recovery this year in the automobile markets of Western Europe and Japan, or in the international commercial vehicle markets. In the United States we expect a further significant decline in demand for heavy trucks in the first half of 2003 due to purchases brought forward into the prior year in anticipation of new emission requirements. Beginning in 2004, we expect increased growth of unit sales of passenger cars and commercial vehicles as a result of improvements in the global economy. We also expect, however, that modest growth prospects for the major automobile markets, shorter product lifecycles and worldwide surplus manufacturing capacity will further intensify competition and put upward pressure on unit costs in all market segments. In addition, stricter environmental and safety regulations will require substantial investment by all manufacturers.

    In this environment, the importance of brands as a competitive advantage will increase. Customers' increasingly specific demands for niche products and segment-busting vehicles with universal applications should create growth opportunities for us which we will vigorously pursue.

REVENUES

    Based on our current market forecasts, we expect to achieve revenues in 2003 approximately at the same level as in 2002. Our forecast reflects not only difficult markets, but also our assumption that the euro will appreciate against the U.S. dollar. A stronger euro would mean lower revenues measured in euros from the

Chrysler Group, Freightliner and the Services segment. As a result of improving markets and the introduction of new models, we expect revenues to grow significantly by 2005, with the more substantial anticipated growth occurring in Asia.

BUSINESS SEGMENTS

    FURTHER GROWTH AT MERCEDES CAR GROUP. The Mercedes Car Group will continue to renew its product range in the coming years and expand into select new market segments. In addition, sustained efficiency improvements in procurement, production, development and distribution should occur, partly as a result of optimized processes. By taking these measures, we expect to sustain growth in revenues, unit sales and earnings, and strengthen the market position of the Mercedes Car Group worldwide. The Maybach will be widely available in 2003 and will reinforce our leading position in the top market segment. Product renewals in 2003 will include the E-Class station wagon and the CLK convertible. We will also launch the Mercedes-Benz McLaren SLR super sports car and add a roadster and a roadster coupe to the smart range this year. Mercedes Car Group intends to develop and launch several new models in the following years.

    STRATEGIC REFOCUS BY CHRYSLER GROUP. The Chrysler Group's plans to strengthen its market position and profitability include differentiating its products from the competition in both design and quality, and by defining new segments with a series of innovative products. The Chrysler Group expects to increase collaboration within the DaimlerChrysler Group and with Mitsubishi Motors, to improve its cost structure and margins, and enhance its innovative flair. Examples of the new long-term product strategy include the versatile Chrysler Pacifica family vehicle, the Chrysler Crossfire sports car and the new Dodge Durango truck, which we will all launch in 2003. The first range of rear-drive vehicles under the Chrysler and Dodge brands will follow in 2004.

    COMMERCIAL VEHICLES SEGMENT TO IMPROVE EFFICIENCY AND UTILIZE ECONOMIES OF SCALE. We expect the cost reduction efforts underway in our Commercial Vehicles segment to result in improved financial performance in 2003, despite weak markets. The Commercial Vehicles segment plans to achieve cost reductions through closer coordination of its worldwide activities as well as strong cooperation with its Asian partners. We will continue our product offensive in the commercial vehicle area by launching various new vehicles in 2003, including a successor to the Mercedes-Benz Vito van and, in South America, the Accelo light truck. We also plan to pursue additional opportunities in the van market segment in North America with the Sprinter and the successor to the Vito. In addition, together with our partners we expect to benefit from the further growth of the Asian markets.

    EXPANSION OF AUTOMOTIVE SERVICES. In the services area we will expand further our core business of automotive services. Close worldwide collaboration with our various automotive brands should lead to additional cost reductions and optimization of processes in our key markets. Among other things, we plan to improve the marketing of off-lease vehicles and develop new services in collaboration with the automotive brands. The DaimlerChrysler Bank will introduce new investment products and extend its "RoadMiles" bonus program that provides customers with bonus points which can be redeemed for attractive merchandise items. Our Services segment also intends to expand its mobility management services which include traffic management, telematics products and toll collection.

CAPITAL EXPENDITURES; RESEARCH AND DEVELOPMENT

    In the period 2003 through 2005, we expect to invest about [EURO]42 billion in property, plant and equipment, and research and development on a groupwide basis. We expect to spend a large portion of this amount on the development and the preparation for production of new vehicles and components. We also plan to spend significant amounts on modernizing our manufacturing facilities and on the research and development of new technologies directed at enhancing the safety, environmental compatibility and economic viability of road transportation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

    In accordance with the German Stock Corporation Law (AKTIENGESETZ), we have a two-tier board system consisting of a supervisory board (AUFSICHTSRAT) and a board of management (VORSTAND). The two boards are separate and no individual may simultaneously be a member of both boards.

    The principal function of the supervisory board is to supervise our board of management. The supervisory board is also responsible for appointing and removing members of the board of management. The supervisory board may not make management decisions. In accordance with German Stock Corporation Law, however, our supervisory board has determined that several matters not in the ordinary course of business that are of fundamental importance require the approval of the supervisory board.

    The board of management is responsible for managing our day-to-day business in accordance with the German Stock Corporation Law and our memorandum and articles of association. The board of management is authorized to represent us and to enter into binding agreements with third parties on our behalf.

                               SUPERVISORY BOARD

    As required by the German Stock Corporation Law, the German Co-determination Law (MITBESTIMMUNGSGESETZ) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. Any member of our supervisory board elected by our shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of our supervisory board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees.

    The supervisory board elects a chairman and a deputy chairman from among its members. Unless the shareholder and employee representatives on the board agree on candidates for chairman and deputy chairman, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman.

    At least half of the total number of members of the supervisory board, in our case at least 10, must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law, the supervisory board passes resolutions by a simple majority of the votes cast. In the event of a deadlock, it has to hold another vote and, in the case of a second deadlock, the chairman of the supervisory board casts the deciding vote.

    Under German corporate law, the maximum permissible term of office for members of a supervisory board is five years. If appointed for the maximum permissible term, a member's term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the supervisory board member was elected. Supervisory board members may be re-elected and are not subject to a compulsory retirement age. Our rules of procedure for the supervisory board, however, provide that future candidates under consideration for membership on our supervisory board should generally not reach the age of 70 before their prospective term of office would expire. Our articles of association establish the compensation of our supervisory board members.

    In May 2002, Mr. Yokich resigned from his position as a member of the supervisory board. The district court in Stuttgart appointed Mr. Gooden as his successor representing the employees. The current term of all employee representatives will expire in April 2003. The current term of the shareholder representatives on our supervisory board will expire in April of 2004.

    The following table shows the name, age (as of February 20, 2003) and principal occupation of each current member of our supervisory board, the year in which he was first elected to the board and whether he is a member of the supervisory or other non-executive board of any other company. Employee representatives are identified by an asterisk.

Hilmar Kopper,          Age:                    67
  Chairman              First elected:          1998 (Daimler-Benz AG: 1990)
                        Principal Occupation:   Chairman of the Supervisory Board of
                                                DaimlerChrysler AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Akzo-Nobel N.V.; Solvay S.A.; Xerox
                                                Corporation; Unilever N.V.
Erich Klemm*,           Age:                    48
  Deputy Chairman       First elected:          1998 (Daimler-Benz AG: 1988)
                        Principal Occupation:   Chairman of the Corporate Works Council,
                                                DaimlerChrysler AG and DaimlerChrysler Group
Manfred Goebels*        Age:                    61
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Director, Service and Mobility Concept,
                                                DaimlerChrysler AG
Nate Gooden*            Age:                    64
                        First elected:          2002
                        Principal Occupation:   Vice President of the International Union,
                                                United Automobile, Aerospace and
                                                Agricultural Implement Workers of America
                                                (UAW)
Earl G. Graves          Age:                    68
                        First elected:          2001
                        Principal Occupation:   Chairman and Chief Executive Officer of Earl
                                                G. Graves, Ltd. (Publisher, Black Enterprise
                                                magazine); Chairman of Pepsi's Customer
                                                Advisory and Ethnic Marketing Committee;
                                                Managing Director, Black
                                                Enterprise/Greenwich Street Corporate Growth
                                                Partners
                        Supervisory Board
                        Memberships/
                        Directorships:          Aetna Life and Casualty Company; AMR
                                                Corporation (American Airlines); Federated
                                                Department Stores, Inc.; Rohm & Haas
                                                Corporation
Prof. Victor            Age:                    63
  Halberstadt           First elected:          2001
                        Principal Occupation:   Professor of Public Economics at Leiden
                                                University, Netherlands
                        Supervisory Board
                        Memberships/
                        Directorships:          International Advisors Group of Goldman,
                                                Sachs & Co.; Investment Committee of ABP
                                                Pension Fund; Royal KPN N.V.; TPG N.V.;
                                                Concertgebouw N.V.; Board of Overseers of
                                                Koc University, Istanbul; PA Holdings Ltd.,
                                                London

Robert J. Lanigan       Age:                    74
                        First elected:          1998 (Chrysler Corporation: 1984)
                        Principal Occupation:   Chairman Emeritus of Owens-Illinois, Inc.;
                                                Founder Partner, Palladium Equity Partners
Helmut Lense*           Age:                    51
                        First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Chairman of the Works Council,
                                                Stuttgart-Untertuerkheim Plant,
                                                DaimlerChrysler AG
Peter A. Magowan        Age:                    60
                        First elected:          1998 (Chrysler Corporation: 1986)
                        Principal Occupation:   President of San Francisco Giants
                        Supervisory Board
                        Memberships/
                        Directorships:          Safeway Inc.; Caterpillar Inc.
Gerd Rheude*            Age:                    57
                        First elected:          1999
                        Principal Occupation:   Chairman of the Works Council, Woerth Plant,
                                                DaimlerChrysler AG
Udo Richter*            Age:                    56
                        First elected:          2001
                        Principal Occupation:   Chairman of the Works Council, Bremen Plant,
                                                DaimlerChrysler AG
Wolf Juergen Roeder*    Age:                    55
                        First elected:          2000
                        Principal Occupation:   Member of the Executive Council, German
                                                Metalworkers' Union
                        Supervisory Board
                        Memberships/
                        Directorships:          Robert Bosch GmbH; AOK Baden-Wuerttemberg
Dr. rer. pol.           Age:                    64
  Manfred Schneider     First elected:          1998 (Daimler-Benz AG: 1993)
                        Principal Occupation:   Chairman of the Supervisory Board of Bayer
                                                AG
                        Supervisory Board
                        Memberships/
                        Directorships:          Allianz AG; Metro AG; RWE AG; Linde AG; TUI
                                                AG
Peter Schoenfelder*     Age:                    53
                        First elected:          1998 (Daimler-Benz AG: 1990)
                        Principal Occupation:   Chairman of the Works Council, Augsburg
                                                Plant, EADS Deutschland GmbH
Stefan Schwaab*         Age:                    50
                        First elected:          2000
                        Principal Occupation:   Vice Chairman of the Works Council, Gaggenau
                                                Plant, DaimlerChrysler AG; Vice Chairman of
                                                the Corporate Works Council, DaimlerChrysler
                                                AG and DaimlerChrysler Group
G. Richard Thoman       Age:                    58
                        First elected:          1998 (Chrysler Corporation: 1998)
                        Principal Occupation:   Former President and Chief Executive Officer
                                                of Xerox Corporation; Managing Partner,
                                                Corporate Perspectives
                        Supervisory Board
                        Memberships/
                        Directorships:          Union Bancaire Privee; DB Capital Partners
                                                Advisory Board

Bernhard Walter         Age:                    60
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Former Chairman of the Board of Managing
                                                Directors of Dresdner Bank AG
                        Supervisory Board
                        Memberships/
                        Directorships:          BilfingerBerger AG; Deutsche Telekom AG;
                                                Henkel KGaA; Joint Stock Company
                                                "Sibirsko-Uralskaya Neftegazohimicheskaya
                                                Companiya" (AK Sibur); KG Allgemeine Leasing
                                                GmbH & Co.; mg technologies ag; Staatliche
                                                Porzellan-Manufaktur Meissen GmbH; Thyssen
                                                Krupp AG; Wintershall AG
Lynton R. Wilson        Age:                    62
                        First elected:          1998 (Chrysler Corporation: 1994)
                        Principal Occupation:   Chairman of the Board of CAE Inc.; Chairman
                                                of the Board of Nortel Networks Corporation
                        Supervisory Board
                        Memberships/
                        Directorships:          CAE, Inc.; DaimlerChrysler Canada Inc.; J.P.
                                                Morgan Chase & Co. (International Council);
                                                Nortel Networks Corp.
Dr.-Ing. Mark Woessner  Age:                    64
                        First elected:          1998 (Daimler-Benz AG: 1998)
                        Principal Occupation:   Former CEO and Chairman of the Supervisory
                                                Board of Bertelsmann AG
                        Supervisory Board
                        Memberships/
                        Directorships:          eCircle AG; Dussmann KGaA; Loewe AG; EQT-
                                                Investors; Chairman Citibank Deutschland
Bernhard Wurl*          Age:                    58
                        First elected:          1998 (Daimler-Benz AG: 1979)
                        Principal Occupation:   Head of Department Responsible for Co-
                                                determination Policy, German Metalworkers'
                                                Union
                        Supervisory Board
                        Memberships/
                        Directorships:          Babcock Borsig AG

    Our supervisory board has established and maintains the following committees responsible for audit and compensation matters:

    - The PRESIDENTIAL COMMITTEE is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our board of management. In particular, the Presidential Committee determines salaries and incentive compensation awards for members of the board of management and establishes corporate goals for our performance-based compensation plans. The current members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Manfred Schneider, and Bernhard Wurl. The Presidential Committee held three meetings in 2002.

    - The AUDIT COMMITTEE recommends the appointment of independent auditors to be elected by our shareholders at the annual general meeting. The Audit Committee also engages the independent auditors, determines their compensation and reviews the scope of the external audit. The Audit Committee reviews our annual, half-year, and, since October 2002, quarterly reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors. The current members of the Audit Committee are Hilmar Kopper, Erich Klemm, Stefan Schwaab, and Bernhard Walter. The Audit Committee held three meetings in 2002.

    The business address of the members of our supervisory board is the same as our business address, Epplestrasse 225, 70567 Stuttgart, Germany.

                              BOARD OF MANAGEMENT

    Our articles of association require our board of management to have at least two members. Our supervisory board determines the size of the board of management and appoints its members. Our supervisory board may also appoint deputy members to the board of management. Our board of management currently has thirteen members.

    Our supervisory board appoints each member of the board of management for a maximum term of five years. The supervisory board may reappoint members of the board of management or extend their term for one or more additional terms of up to five years each. The normal retirement age for members of the board of management is 60, although it is possible for a member of the board of management to continue in office beyond this age with the approval of the supervisory board. If the supervisory board so decides, however, it may extend the contract term of the board of management member only in one-year increments. The supervisory board may remove a member of the board of management prior to the expiration of his term if he commits a serious breach of duty or is incapable of carrying out his duties or if there is a vote of no confidence by a majority of the votes cast at an annual general meeting of shareholders.

    A member of the board of management is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties. Significant transactions between a member of the board of management and us or one of our subsidiaries require the approval of the supervisory board.

    The following table shows the name and age (as of February 20, 2003) of each current member of our board of management, the year in which he was first appointed to the board of management, the year in which his term expires, his current position/area of responsibility and any prior positions he held within the last five years.

    The table also reflects recent actions of the supervisory board concerning the board of management. Effective December 2003, it extended the terms of Dr. Cordes and Dr. Zetsche five years to 2008 and the term of Dr. Gentz for one year to 2004 to ensure continuity on the board of management; it extended the term of Mr. Sidlik five years to 2008 with added responsibility for global procurement and supply; and it entrusted Mr. Grube with responsibility for the Group's alliance with Mitsubishi Motors. The terms of Dr. Bischoff, Dr. Mangold and Mr. Valade will expire at the end of 2003, and DaimlerChrysler intends to retain each of them to render advisory services, reporting to the chairman of the board of management. The supervisory board also appointed Mr. Bodo Uebber a deputy member of the board of management, effective December 2003, with responsibility for DaimlerChrysler Services.

Juergen E. Schrempp              Age:                   58
                                 First appointed:       1998 (Daimler-Benz AG: 1987)
                                 Term expires:          2005
                                 Current Position:      Chairman of the Board of Management
                                 Prior Position(s):     Chairman of the Board of Management of
                                                        Daimler-Benz AG

Dr. rer. pol.                    Age:                   42
Wolfgang Bernhard                First appointed:       2000
                                 Term expires:          2007
                                 Current Position:      Chief Operating Officer Chrysler Group
                                 Prior Position(s):     CEO of Mercedes-AMG GmbH; General Manager for
                                                        S-Class assembly at the Sindelfingen Plant,
                                                        DaimlerChrysler AG

Dr. rer. pol. Manfred Bischoff   Age:                   60
                                 First appointed:       1998 (Daimler-Benz AG: 1995)
                                 Term expires:          2003
                                 Responsible for:       Aerospace & Industrial Businesses
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG and President and Chief
                                                        Executive Officer of Daimler-Benz Aerospace
                                                        AG

Dr. rer. pol. Eckhard Cordes     Age:                   52
                                 First appointed:       1998 (Daimler-Benz AG: 1996)
                                 Term expires:          2008
                                 Responsible for:       Commercial Vehicles
                                 Prior Position(s):     Member of the Board of Management of
                                                        DaimlerChrysler AG -- Corporate Development &
                                                        IT-Management; Member of the Board of
                                                        Management of Daimler-Benz AG -- Corporate
                                                        Development and Directly Managed Businesses

Guenther Fleig                   Age:                   54
                                 First appointed:       1999
                                 Term expires:          2004
                                 Responsible for:       Human Resources & Labor Relations Director
                                 Prior Position(s):     President of DaimlerChrysler France S.A.S.,
                                                        DaimlerChrysler Holding S.A. France and Head
                                                        of the Corporate Representation Office,
                                                        France; President of Mercedes-Benz France

Dr. iur. Manfred Gentz           Age:                   61
                                 First appointed:       1998 (Daimler-Benz AG: 1983)
                                 Term expires:          2004
                                 Responsible for:       Finance & Controlling
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Finance & Controlling,
                                                        Human Resources

Dr. phil.                        Age:                   51
Ruediger Grube                   First appointed:       2001
                                 Term expires:          2007
                                 Responsible for:       Corporate Development
                                 Prior Position(s):     Senior Vice President Corporate Development
                                                        of DaimlerChrysler AG; CEO of Haeussler
                                                        Group; Head of Corporate Strategy and Member
                                                        of the Executive Board of DaimlerChrysler AG;
                                                        Head of Corporate Strategy and Member of the
                                                        Executive Board of Daimler-Benz AG

Prof. Juergen Hubbert            Age:                   63
                                 First appointed:       1998 (Daimler-Benz AG: 1987)
                                 Term expires:          2005
                                 Responsible for:       Mercedes Car Group
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG -- Passenger Cars; Member of
                                                        the Board of Management of Mercedes-Benz
                                                        AG -- Passenger Cars

Dr. iur. Klaus Mangold           Age:                   59
                                 First appointed:       1998 (Daimler-Benz AG: 1995)
                                 Term expires:          2003
                                 Responsible for:       Services
                                 Prior Position(s):     Member of the Board of Management of
                                                        Daimler-Benz AG and President and Chief
                                                        Executive Officer of Daimler-Benz
                                                        InterServices (debis) AG

Thomas W. Sidlik                 Age:                   53
                                 First appointed:       1998 (Chrysler Corporation: 1992)
                                 Term expires:          2008
                                 Responsible for:       Procurement & Supply Chrysler Group
                                 Prior Position(s):     Executive Vice President of Chrysler
                                                        Corporation -- Procurement & Supply and
                                                        General Manager -- Jeep-Registered Trademark-
                                                        Operations; Vice President and Chairman of
                                                        Chrysler Financial Corporation and General
                                                        Manager -- Small Car Operations

Gary C. Valade                   Age:                   60
                                 First appointed:       1998 (Chrysler Corporation: 1990)
                                 Term expires:          2003
                                 Responsible for:       Global Procurement & Supply
                                 Prior Position(s):     Executive Vice President and Chief Financial
                                                        Officer of Chrysler Corporation

Dr.-Ing. Dieter Zetsche          Age:                   49
                                 First appointed:       1998 (Daimler-Benz AG: 1997)
                                 Term expires:          2008
                                 Responsible for:       Chrysler Group
                                 Prior Position(s):     Member of the Board of Management of
                                                        DaimlerChrysler AG -- Commercial Vehicles;
                                                        Member of the Board of Management of
                                                        DaimlerChrysler AG -- Sales and Marketing;
                                                        Member of the Board of Management of
                                                        Daimler-Benz AG -- Sales and Marketing

Dr.-Ing. Thomas Weber            Age:                   48
(Deputy member)                  First appointed:       2003
                                 Term expires:          2005
                                 Responsible for:       Research & Technology
                                 Prior Position(s):     Vice President, Speaker of the Model Series
                                                        A-Class and Rastatt Plant Manager; Director,
                                                        Engine Plant Stuttgart-Untertuerkheim;
                                                        Director V6/V8 Engine Plant Stuttgart-Bad
                                                        Cannstatt, DaimlerChrysler AG

                                  COMPENSATION

SUPERVISORY BOARD

    The compensation we pay to our supervisory board members is set forth in our articles of association. Members of our supervisory board receive a fixed annual amount of [EURO]51,129 for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives twice that amount, the deputy chairman receives 1.5 times that amount and members serving on committees of our supervisory board receive 1.3 times that amount. Members also receive a flat fee of [EURO]1,023 for each meeting of the supervisory board.

    The aggregate amount of compensation we paid to all members of our supervisory board, as a group, for services to us in all capacities for the year ended December 31, 2002, was [EURO]2.5 million.

BOARD OF MANAGEMENT

    We have entered into service agreements with members of our board of management. These agreements establish the following four principal elements of compensation:

    - BASE SALARY -- Base salaries are established based on a comparative analysis of base salaries paid within a select peer group of international companies.

    - ANNUAL BONUS -- Annual bonuses are based on corporate performance, primarily in relation to profitability. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on other corporate objectives, such as shareholder return or revenue growth, and on individual performance.

    - MEDIUM-TERM-INCENTIVE -- Members of the board of management receive medium-term-incentive awards that track, among others, the market value of our ordinary shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of our ordinary shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. Board of management members received 476,500 performance-based awards in 2002.

    - STOCK OPTIONS -- Stock option plans provide long-term-incentives based on the appreciation of our ordinary shares. In 2002, we granted board of management members, as a group, 3,030,000 stock options under a shareholder approved option plan. Those options are exercisable at a reference price of [EURO]42.93 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2004 and on April 1, 2005 and expire on April 1, 2012. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. See also "Share Ownership."

    The aggregate amount of compensation we paid to all members of the board of management, as a group, for services to us in all capacities for the year ended December 31, 2002, was [EURO]50.8 million, of which [EURO]13.4 million consisted of fixed compensation including benefits in kind and [EURO]37.4 million of short-term and mid-term incentive remuneration components. The aggregate amount accrued by us during the year ended December 31, 2002, to provide pension, retirement and similar benefits for the members of the board of management was [EURO]19.4 million.

    In the past, our supervisory board has negotiated limited benefits upon termination of a board of management member's service prior to the expiration date stated in his service contract. If we terminate a U.S. member of the board of management, or if a U.S. member terminates his service with good reason, as defined in the service agreement, then, in addition to the foregoing, he is entitled to receive a severance payment expressed as a multiple of the sum of his base salary and his average bonus over the last three years. He is also entitled to an additional amount to reimburse him for any excise tax assessable on any amounts so received. The supervisory board may also negotiate additional or different terms with board of management members at the time their service to us terminates. Moreover, if a U.S. member of the board of management, who was party to a pre-merger employment contract with Chrysler Corporation, dies during the term of his service agreement, then, in addition to benefits payable under pension and retirement plans, his estate will be entitled to receive an annual bonus payment and a medium-term-incentive payment. We will calculate both payments as if corporate goals have been achieved and pro rate them through the date of death.

    For further information regarding compensation of our supervisory board and our board of management, please refer to Note 37 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 24 to our Consolidated Financial Statements.

                         EMPLOYEES AND LABOR RELATIONS

    At December 31, 2002, we employed a workforce of 365,571 people worldwide, which represented a decrease of 2% from year-end 2001. The decrease resulted primarily from workforce reductions in the context of the turnaround plan implemented at Chrysler Group and our plant dispositions, for example X-Cellsis, Eurostar Graz or Dayton Thermal. In 2001, the decrease in the number of employees was due to workforce reductions in the context of the turnaround plans implemented at Chrysler Group and Freightliner and our dispositions of Adtranz and our controlling interest in TEMIC. For further information on the status of the turnaround plans of Chrysler Group and Freightliner, please refer to the discussion under the heading "Description of Business Segments" in "Item 4. Information on the Company."

    Of the total number of our employees, 191,574 employees were based in Germany and 101,437 in the United States. The following table shows the number of our employees at December 31, 2002, 2001 and 2000:

                                                          EMPLOYEES AT DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                                    2002                             2001                             2000
                       ------------------------------   ------------------------------   ------------------------------
                        TOTAL     GERMANY      U.S.      TOTAL     GERMANY      U.S.      TOTAL     GERMANY      U.S.
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Mercedes Car Group...  101,778     93,741      1,906    102,223     93,055      2,003    100,893     92,099      1,910
Chrysler Group.......   95,835          1     74,157    104,057          4     77,800    121,027          2     90,536
Commercial
  Vehicles...........   94,111     49,512     16,577     96,644     51,927     15,413    101,027     52,161     18,526
Sales organization
  for automotive
  business...........   42,142     27,815      1,644     38,733     27,020      1,549     36,857     26,048      1,508
Services.............   10,521      2,510      4,757      9,712      2,440      4,637      9,589      2,321      4,787
Other
  Activities(1)......   21,184     17,995      2,396     21,101     16,712      3,469     47,108     24,230      6,366
                       -------    -------    -------    -------    -------    -------    -------    -------    -------
DaimlerChrysler
  Group..............  365,571    191,574    101,437    372,470    191,158    104,871    416,501    196,861    123,633
                       =======    =======    =======    =======    =======    =======    =======    =======    =======

------------------------------

(1) Including holding companies and corporate functions.

                         ------------------------------

    On average, we had approximately 11,100 temporary employees in 2002.

    Almost all our employees in Germany who are members of labor unions belong to the German metalworkers' union (INDUSTRIEGEWERKSCHAFT METALL). We do not operate any of our facilities in Germany on a "closed shop" basis. In Germany, the regional association of the companies within a particular industry and the unions covering that industry negotiate collective bargaining agreements for blue collar workers and for white collar employees below management level. We are a member of the associations of employers in the regions in which we operate. Even though the collective bargaining agreement is legally binding only for members of the negotiating parties, i.e., the member companies of the employers' associations and the employees who are union members, we extend the applicability of the agreement to all employees below senior management level by including a pertinent clause in our employment contracts.

    In May 2002, employers and representatives of the metalworkers' union concluded a new collective bargaining agreement. For 2002, the agreement provides for a 4% increase in wages, of which employees received a portion as a lump sum payment in July 2002. The remaining wage increase was 3.1%. For 2003, the agreement calls for another 3.1% increase, of which employees will receive a portion as a lump sum payment in April 2003, resulting in a remaining increase of 2.6%. The total wage increases in both 2002 and 2003 do not apply to elements of compensation which the employer pays voluntarily and which go beyond the compensation level fixed in the collective bargaining agreement. As a result of a previous agreement between us and our central works council, we were able to limit the remaining 3.1% wage increase in 2002 by applying a factor of 0.93, which means that the actual increase in total wages for our workers and employees, exclusive of the lump sum payment, was only 2.9% in 2002. We have not yet reached a decision whether we will similarly exercise our right to limit the overall increase under the collective bargaining agreement in 2003 pursuant to the agreement with our central works council.

    In the United States and Canada, most of the hourly employees and 27% of the salaried employees of the Chrysler Group are represented by unions. The United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) represent substantially all of these represented employees.

    DaimlerChrysler Corporation and the UAW are parties to a four-year collective bargaining agreement that covers more than 58,000 hourly and salaried workers in the United States and expires in September 2003. The agreement provides for an annual base wage increase of 3% for each contract year, a one-time lump sum payment of $1,350 per worker, increases in pension benefit rates, and improvements in certain health care, supplemental unemployment and other benefits. The agreement limits DaimlerChrysler Corporation's ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit, but provides flexibility in establishing job assignments and work rules in order to increase productivity in plants.

    In October 2002, DaimlerChrysler Canada, Ltd. and the CAW agreed to a three-year collective bargaining agreement that covers approximately 11,000 workers in Canada. It provides for an annual base wage increase of 3% in each of the first two contract years and a 2% increase in the last year, a one-time lump sum payment of $1,000 per full time worker, as well as increases in other benefits.

    The turnaround plans at the Chrysler Group and Freightliner include workforce reductions, which were largely completed by the end of 2002. For further information on the Chrysler Group and Freightliner turnaround plans, see "Description of Business Segments -- Chrysler Group" and "Description of Business Segments -- Commercial Vehicles" in "Item 4. Information on the Company."

                                SHARE OWNERSHIP

    As of December 31, 2002, the current members of our supervisory board and our board of management, as a group, owned 229,283 of our ordinary shares (0.02% of all outstanding shares), and had the right to acquire 7,873,020 ordinary shares under the option plans described below.

    Our predecessor, Daimler-Benz AG, instituted a shareholder approved stock option plan for management board members and other senior executives in 1996. For reasons of German law applicable at the time, the options granted under this plan took the form of conversion rights attached to convertible bonds, with the principal amount corresponding to a stated value (or par value equivalent) of the ordinary shares subject to the option. This stated value was [EURO]2.56 per ordinary share in all cases and the optionee paid this amount in cash at the time he or she received the convertible bond (or option). The optionholders have the right to exercise the conversion rights under the 1996 plan during specified three-week window periods on or before July 12, 2006, at a conversion price of [EURO]42.62 per ordinary share. Conversion rights are only exercisable if the price per share exceeds a threshold of [EURO]49.01.

    In 2000, we instituted a shareholder approved stock option plan for board of management members and other levels of management. Options granted in 2000 under this stock option plan are exercisable at a reference price of [EURO]62.30 plus a 20% exercise premium. They become exercisable in two equal installments on April 21, 2002 and on April 21, 2003 and expire on April 21, 2010. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. In May 2000, several shareholders challenged the approval of the stock option plan at the shareholders' meeting on April 19, 2000. In
October 2000, the Stuttgart District Court (LANDGERICHT STUTTGART) dismissed the case and the Stuttgart Court of

Appeals (OBERLANDESGERICHT STUTTGART) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals (REVISION) to the Federal Supreme Court (BUNDESGERICHTSHOF) in July 2001. In March 2002 the Federal Supreme Court decided not to admit the appeal. In April 2002, the shareholders appealed to the Federal Constitutional Court
(BUNDESVERFASSUNGSGERICHT).

    In 2001, we granted board of management members and other levels of management stock options under a shareholder approved option plan. Those options are exercisable at a reference price of [EURO]55.80 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2003 and on April 1, 2004 and expire on April 1, 2011. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. For a description of options granted in 2002, see the discussion under the heading "Compensation."

    Please refer to "Compensation" as well as Notes 1 and 24 to our Consolidated Financial Statements for additional details on options granted to members of our board of management and our supervisory board.

    As part of our value-based management approach, we support employee stock ownership. We offer the opportunity to purchase our ordinary shares to employees of our companies incorporated in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom. In 2002, each eligible employee of our companies incorporated in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of [EURO]154 plus one bonus share. Employees of our German companies acquired a total of approximately 1,075,000 shares in 2002. The programs established for employees in other European countries follow the German program except for changes resulting from different national legal requirements. In these countries, employees acquired a total of approximately 34,000 shares in 2002.

    In addition, under the option plan pursuant to which we provided options to members of our board of management in 2002 we also provided options to other levels of management.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                               MAJOR SHAREHOLDERS

    Our capital stock consists of ordinary shares without par value (STUECKAKTIEN). Our ordinary shares are issued in registered form. Under our memorandum and articles of association (SATZUNG), each ordinary share represents one vote. Major shareholders do not have different voting rights.

    Under the German Securities Trading Act (WERTPAPIERHANDELSGESETZ), shareholders of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds, or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    The table below shows, as of December 31, 2002, holders of 5% or more of our ordinary shares, the number of ordinary shares they hold, and their percentage ownership:

IDENTITY OF PERSON OR GROUP                                   SHARES OWNED   PERCENT
---------------------------                                   ------------   --------
DB Value GmbH, a wholly owned subsidiary of Deutsche Bank
  AG(1).....................................................  119,818,714      11.8%
Kuwait Investment Authority as agent for the Government of
  the State of Kuwait.......................................   73,169,320       7.2%

------------------------------

(1) Deutsche Bank AG filed a Schedule 13G on February 5, 2003, in which Deutsche Bank reported dispositive power with respect to 137,241,393 shares (13.5% of the shares outstanding), including shares held by its subsidiary DB Industrial Holdings AG.

                         ------------------------------

    As of December 31, 2002, we had approximately 1.8 million stockholders. Approximately 250,000 were U.S. holders, of which approximately 75,000 were record holders. Based on our share register, U.S. holders held approximately 14% of our ordinary shares as of that date.

    For further information, you should read "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

                           RELATED PARTY TRANSACTIONS

    We purchase materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include firms in which we hold an ownership interest and firms that are affiliated with some members of our Supervisory Board.

    DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 12% of our outstanding shares. Deutsche Bank AG and its subsidiaries provided us with various financial and other services for which we paid them reasonable and customary fees. Hilmar Kopper, the Chairman of our Supervisory Board was also Chairman of the Supervisory Board of Deutsche Bank AG until May 22, 2002.

    Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for us. We beneficially own a 37.1% equity interest in Mitsubishi Motors Corporation.

    We have an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR, which we expect to launch by the end of 2003. We own a 40% equity interest in TAG McLaren Holdings Ltd.

    We increased our stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in December 2002 and have agreed to gradually acquire the remaining shares by 2005. We have shared responsibility with Ilmor Engineering Ltd. for the development, design and production of Mercedes-Benz Formula 1 engines since 1993. We supply these engines to the West McLaren Formula 1 team in support of motor sport activities under the Mercedes-Benz brand.

    In May 2002, DaimlerChrysler Corporation sold its Dayton thermal products facility to Behr Dayton Thermal Products LLC, a joint venture company in which Behr America, Inc. owns a majority interest and DaimlerChrysler Corporation owns a minority interest. Under a supply agreement entered into in connection with the sale, DaimlerChrysler Corporation has the obligation to maintain its minority interest through May 2004 and to purchase products from the joint venture company.

    Our subsidiaries DaimlerChrysler Services AG, DaimlerChrysler Coordination Center S.A. and DaimlerChrysler Aerospace AG granted a series of loans to debis AirFinance B.V., an aircraft leasing and finance company. Through our subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, we hold a 45% interest in debis AirFinance B.V. The total book value of these loans as of December 31, 2002, was [EURO]623 million, the highest aggregate amount outstanding during 2002 was [EURO]650 million. The interest rates are partially fixed, partially based on Libor. We consider those interest rates to be in line with interest terms currently available in the financial markets.

    In October 2000, we combined our information technology activities with those of Deutsche Telekom AG in a joint venture which became known as T-Systems ITS GmbH. We held a 49.9% equity interest in T-Systems ITS until March 2002. We continue to purchase products and services from T-Systems ITS.

    In April, 2002, we exercised our option to sell our 40% interest in Conti Temic microelectronic GmbH to Continental. We continue to purchase products from Conti Temic.

    We incurred expenses of approximately $846,000 in 2002 for advertising and related marketing activities with Black Enterprise magazine. Earl G. Graves, a member of our Supervisory Board, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

ITEM 8. FINANCIAL INFORMATION.

                       CONSOLIDATED FINANCIAL STATEMENTS

    Please refer to "Item 18. Financial Statements" and to pages F-i, F-1 through F-76 and page S-1 of this annual report.

                          OTHER FINANCIAL INFORMATION

EXPORT SALES

    In 2002, we exported approximately 731,000 or 63% of all passenger cars and commercial vehicles we produced in Germany and approximately 357,000 or 18% of all passenger cars and trucks we produced in the United States to other countries.

LEGAL PROCEEDINGS

    Various legal proceedings are pending against the Group. With two exceptions, we believe that such proceedings constitute ordinary routine litigation incidental to our business. These exceptions are the purported class actions by South African plaintiffs and the shareholder lawsuit discussed below. For information on regulatory and administrative proceedings please also refer to the discussion under the heading "Government Regulation and Environmental Matters -- Environmental Matters" in "Item 4. Information on the Company."

    Various legal proceedings pending against our subsidiary DaimlerChrysler Corporation allege defects in various components (including door and liftgate latches, occupant restraint systems, seats, brake systems, and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), or crashworthiness. Some of these proceedings seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

    As previously reported, on February 18, 1999, a jury awarded $54.75 million ([EURO]52.22 million) in compensatory damages and $3.7 million
([EURO]3.5 million) in punitive damages to the owners of approximately 75,000 1988 3/4 -1990 model year Chrysler vehicles in Crawley vs. Chrysler Corporation, a class action lawsuit tried in the Court of Common Pleas, Philadelphia, Pennsylvania. The complaint alleged that the air bags in those vehicles were defective because the vent hole positions could cause hand burns when the air bags deploy. Our subsidiary DaimlerChrysler Corporation appealed the decision and in October 2002, the court of appeals decertified the class and vacated the judgment.

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

    As previously reported, we received a "statement of objections" from the European Commission on April 1, 1999, which alleged that we violated EC competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that we infringed EC competition rules and imposed a fine of approximately [EURO]72 million. Our appeal is pending.

    As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against us (DaimlerChrysler AG) and some of the members of our supervisory board and board of management (Messrs. Kopper, Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making similar claims to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit are pending. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In essence, the complaints allege that by describing the transaction as a "merger of equals" in the proxy statement/prospectus and other statements preceding the special meeting of Chrysler stockholders called to vote on the business combination agreement, the defendants misrepresented that DaimlerChrysler would operate as two equal companies, while they always intended to relegate Chrysler to division status and to replace Chrysler's management with executives from Daimler-Benz. The complaints generally seek
(a) actual damages, including an acquisition premium, (b) "recissory" damages representing the difference between the value of the Chrysler common stock exchanged and the present value of the DaimlerChrysler shares, (c) compensatory and, in the individual actions, punitive damages, (d) an order unwinding the transaction, (e) pre- and post-judgment interest, and (f) such other relief as may be just and proper. In April 2001, all of the pending class action complaints were consolidated into a single consolidated class action complaint that included two claims not previously alleged in any of the complaints. The new claims alleged that we had violated U.S. securities laws by making false and misleading statements in 1999 and 2000 regarding our prospects for the year 2000. On May 9, 2001, we filed motions to dismiss all three complaints. In
March 2002, the Court granted the motion as to the consolidated class action complaint, denied the motion as to the Tracinda Corporation complaint except for the civil conspiracy claim in that complaint, and denied the motion as to the other complaint filed by Glickenhaus & Co., et al. The Court subsequently allowed the class action plaintiffs to amend their complaint, which is now pending. These cases have been consolidated for purposes of discovery and are captioned In re: DaimlerChrysler AG Securities Litigation. The parties substantially completed discovery in January 2003. In February 2003, we filed motions seeking summary judgment on all claims in the cases. We are presently scheduled for trial of all the consolidated actions in the second quarter of 2003. We believe the complaints in this litigation are without merit and plan to continue defending against them vigorously.

    As previously reported, on April 30, 2001, we sold our subsidiary, DaimlerChrysler Rail Systems GmbH, (also known as Adtranz), to
Bombardier, Inc., for cash consideration of $725 million. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier seeks total damages of approximately [EURO]960 million. The agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. We plan to continue defending against such claims vigorously.

    Like other companies in the automotive industry, we (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 19,000 at the end of January 2003. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in our vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, we and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the U.S. with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. We believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the U.S. Court of Appeals upheld that decision. The U.S. Supreme Court in January 2003 denied our request and that of other manufacturers to review the decision. We believe that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in our vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although our expenditures to date in connection with such claims have not been material to our financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

    In September 2000, Freightliner LLC, our North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) Plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement. The claim includes allegations that ERF's accounts and financial statements were misstated and seeks to recover damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims.

    A purported class action lawsuit was filed in 2002 in the United States District Court for the District of New Jersey against our subsidiary Mercedes-Benz USA, LLC (MBUSA), and against MBUSA's wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The lawsuit alleges that MBUSA and Mercedes-Benz Manhattan participated in a price fixing conspiracy among Mercedes-Benz dealers. A motion for class certification is pending. MBUSA and Mercedes-Benz Manhattan intend to defend themselves vigorously. In addition, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, advised MBUSA and Mercedes-Benz Manhattan that it is conducting a criminal investigation in connection with the allegations made in the lawsuit. MBUSA and Mercedes-Benz Manhattan have been served with grand jury subpoenas in connection with this investigation.

    Three lawsuits have recently been brought against us (DaimlerChrysler AG) or some of our affiliates raising claims arising out of the practice of apartheid in South Africa before 1994. In particular, on September 27, 2002, a putative class action covering claims arising between 1952 and 1994, captioned Digwamaje
v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York naming 84 U.S., European and Japanese companies, including DaimlerChrysler AG, as defendants. On November 11, 2002, 91 individuals filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 U.S., European and Japanese corporate defendants, including DaimlerChrysler AG and Daimler-Benz Industrie. This lawsuit covers the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan naming as defendants four U.S. and European companies, including DaimlerChrysler Corporation, and asserting claims arising from 1948 to 1993. All three lawsuits allege, in essence, that the corporate defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefited financially from such cooperation. The plaintiffs assert various claims, including conspiracy, aiding and abetting the apartheid regime, violations of the Racketeering Influence and Corrupt Organizations Act, violations of international law and the Alien Tort Claims Act, unjust enrichment and unfair and discriminatory labor practices. The plaintiffs seek compensatory and punitive damages, disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, and other forms of relief, including in the Digwamaje case the establishment of a "historic commission." Plaintiffs in the Digwamaje case purport to seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The complaints in the other two lawsuits to not specify damages. We intend to defend against these claims vigorously.

    Litigation is subject to many uncertainties, and we cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that we cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

DIVIDEND POLICY

    Our supervisory board and our board of management propose dividends based on the earnings shown in our year-end unconsolidated financial statements, prepared under German generally accepted accounting principles pursuant to the German Commercial Code. The two boards then submit their proposal for approval at the annual general meeting of shareholders, which we generally hold during the second quarter of the following year. Shareholders of record on the date of the annual general meeting at which we declare a dividend are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. We generally pay dividends each year and expect to continue to do so in the near future. We may not, however, pay dividends in the future at rates we have paid in previous years. Our payment of future dividends will depend upon our earnings, our financial condition, including our cash needs, our future earnings prospects and other factors. For a discussion of our 2002 operating results, please refer to "Item 5. Operating and Financial Review and Prospects."

    Deutsche Bank AG acts as our global paying agent and distributes cash dividends payable to holders of our ordinary shares. In Germany, the paying agent generally makes the payment to the holder's depot bank where the holder maintains a securities account. The depot bank then credits the payment to the shareholder's cash account. The Bank of New York acts as our U.S. paying agent and distributes cash dividends to shareholders of record in the United States. Shareholders in the United States that are not recorded on the books of the U.S. paying agent receive the dividend payment as a credit to their brokerage or other account through the Depository Trust Company system established by U.S. banks and brokers. Unless instructed otherwise, the U.S. paying agent will convert cash dividends payable to shareholders in the United States from euros into U.S. dollars. Fluctuations in exchange rates may affect the U.S. dollar amounts of dividends received by holders of our ordinary shares. For additional information on dividends and exchange rates please refer to "Item 3. Key Information."

ITEM 9. THE OFFER AND LISTING.

TRADING MARKETS

    The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. Our ordinary shares are also listed on the German stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hanover, Munich and Stuttgart, in the United States on the Chicago, Pacific, and Philadelphia stock exchanges, on the stock exchanges in Paris and Tokyo, and on the Swiss stock exchange.

    As of December 31, 2002, our ordinary shares represented approximately 8.1% of the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange. Our shares also represented 1.2% of the Dow Jones STOXX 50(SM), which covers stocks from 8 European equity markets, and 2.1% of the Dow Jones EURO STOXX 50(SM), which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

TRADING ON THE FRANKFURT STOCK EXCHANGE

    Deutsche Boerse AG is the legal entity operating the Frankfurt Stock Exchange. The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounts for the vast majority of the turnover in exchange-traded shares in Germany. As of December 31, 2002, equity securities of 5,768 companies traded on the Frankfurt Stock Exchange, of which 4,901 were non-German.

    Trading on the floor of the Frankfurt Stock Exchange commences each business day at 9:00 a.m. and continues until 8:00 p.m., Central European Time. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the stock exchange. Price formation is by open outcry as determined by state appointed specialists (AMTLICHE KURSMAKLER) who are exchange members. These specialists do not, as a rule, deal with the general public. The exchange quotes prices for active stocks, including those of larger companies, continuously during stock exchange hours. For all other stocks, a fixed price is determined by auction around mid-session of each trading day. Transactions settle on the second business day following the day of their trade.

    Our ordinary shares trade on the floor of the Frankfurt Stock Exchange and also on Xetra which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system operated by Deutsche Boerse AG that is available daily from 9:00 a.m. to 8:00 p.m., Central European Time. The system may be used by brokers and banks admitted to Xetra by the Frankfurt Stock Exchange. Securities traded in this system include liquid stocks, warrants, and bonds traded on the floor of the Frankfurt Stock Exchange. Xetra is an integral part of the Frankfurt Stock Exchange and is subject to its rules and regulations. In 2002, Xetra accounted for approximately 96% of the trading volume of our ordinary shares at the Frankfurt Stock Exchange.

    The Federal Financial Supervisory Authority (BUNDESANSTALT FUER FINANZDIENSTLEISTUNGSAUFSICHT) monitors all trading activities on the German stock exchanges. All orders from customers to buy or sell listed securities must be executed on a stock exchange unless a customer gives specific instructions to the contrary.

    The table below shows, for the periods indicated, the Xetra high and low sales prices for our ordinary shares from November 17, 1998, the first day on which our ordinary shares officially traded on the Frankfurt Stock Exchange. The table also shows, for the periods indicated, the Xetra highs and lows of the DAX. The DAX is a continuously updated, capital-weighted performance index of the 30 largest German companies that are part of the prime standard. Since January 1, 2003, the German securities markets consist of only two segments, the general standard and the prime standard. The prime standard is the top category of the two segments and requires its participants to meet additional criteria and to follow more stringent disclosure and reporting requirements. We have been included in the DAX since the merger of Daimler-Benz and Chrysler in November 1998 and, effective January 1, 2003, became a member of the prime standard. A German stock corporation must be listed in the prime standard segment in order to be eligible for inclusion in the German indices, such as the DAX. Adjustments of the DAX are made for capital changes, subscription rights and dividends. For additional information regarding rates of exchange between the U.S. dollar and the deutsche mark, and the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information."

                                                               PRICE PER
                                                            DAIMLERCHRYSLER
                                                             ORDINARY SHARE                DAX
                                                         ----------------------   ----------------------
                                                           HIGH          LOW        HIGH          LOW
                                                         --------      --------   --------      --------
                                                                ([EURO])
ANNUAL HIGHS AND LOWS

1998 (from November 17, 1998)(1).......................   85.90         70.61     5,174.42      4,435.94
1999...................................................   95.79         63.26     6,992.92      4,601.07
2000...................................................   79.97         42.70     8,136.16      6,110.26
2001...................................................   58.19         27.24     6,795.14      3,539.18
2002...................................................   55.44         28.16     5,467.31      2,519.30

QUARTERLY HIGHS AND LOWS

2001
    First Quarter......................................   57.39         43.27     6,795.14      5,351.48
    Second Quarter.....................................   58.19         48.65     6,337.47      5,383.99
    Third Quarter......................................   57.80         27.24     6,131.97      3,539.18
    Fourth Quarter.....................................   51.25         32.55     5,341.86      4,157.60
2002
    First Quarter......................................   54.47         40.36     5,467.31      4,706.01
    Second Quarter.....................................   55.44         43.06     5,379.64      3,946.70
    Third Quarter......................................   49.38         32.81     4,483.03      2,719.49
    Fourth Quarter.....................................   40.45         28.16     3,476.83      2,519.30

MONTHLY HIGHS AND LOWS

2002
    July...............................................   49.38         37.65     4,483.03      3,265.96
    August.............................................   47.98         38.00     3,930.96      3,235.38
    September..........................................   45.50         32.81     3,698.69      2,719.49
    October............................................   40.45         30.17     3,299.01      2,519.30
    November...........................................   37.31         30.85     3,443.49      2,987.85
    December...........................................   37.42         28.16     3,476.83      2,836.01
2003
    January............................................   31.95         25.42     3,157.25      2,563.92
    February (through February 13, 2003)...............   29.73         26.41     2,802.40      2,528.90

------------------------------

(1) We converted the 1998 deutsche mark sales prices into euros at the fixed rate of DM1.95583 per euro.

                         ------------------------------

    On February 13, 2003, the closing sales price for our ordinary shares on Xetra was [EURO]26.68. This price was equivalent to $28.91 per ordinary share, translated at the noon buying rate for euros on that date.

    Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2002 was 5.7 million. As of December 31, 2002, the market capitalization of our company on the Frankfurt Stock Exchange was [EURO]29.7 billion.

TRADING ON THE NEW YORK STOCK EXCHANGE

    Official trading of our ordinary shares on the New York Stock Exchange commenced on November 17, 1998. Our ordinary shares trade under the symbol "DCX."

    The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

                                                                   PRICE PER
                                                                DAIMLERCHRYSLER
                                                                ORDINARY SHARE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
                                                                      ($)
ANNUAL HIGHS AND LOWS

1998 (from November 17, 1998)...............................    99.06      82.38
1999........................................................   108.63      65.31
2000........................................................    78.69      37.75
2001........................................................    52.72      25.60
2002........................................................    50.88      29.78

QUARTERLY HIGHS AND LOWS

2001
    First Quarter...........................................    52.72      41.01
    Second Quarter..........................................    51.75      42.42
    Third Quarter...........................................    50.48      25.60
    Fourth Quarter..........................................    44.68      30.30
2002
    First Quarter...........................................    48.12      35.33
    Second Quarter..........................................    50.88      42.66
    Third Quarter...........................................    48.31      32.94
    Fourth Quarter..........................................    38.72      29.78

MONTHLY HIGHS AND LOWS

2002
    July....................................................    48.31      37.67
    August..................................................    47.30      38.16
    September...............................................    44.75      32.94
    October.................................................    38.72      29.83
    November................................................    36.91      31.18
    December................................................    36.69      29.78
2003
    January.................................................    33.14      28.10
    February (through February 13, 2003)....................    31.69      28.63

                            ------------------------

    On February 13, 2003, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $28.95.

ITEM 10. ADDITIONAL INFORMATION.

         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    In connection with the transfer of most of our aerospace activities to EADS in July 2000, Dornier GmbH became an indirect subsidiary of EADS. Some of Dornier's minority shareholders may at any time exchange their shares in Dornier for cash or for our ordinary shares or shares in our subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft which previously held a majority interest in Dornier. One of the Dornier minority shareholders partially exercised this right in 2002 and asked to exchange some of his Dornier shares. As of February 20, 2003, the exchange transaction was not completed. Those Dornier shareholders who previously exchanged some or all of their Dornier shares for shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft retain the right to exchange these new shares for cash or for our ordinary shares and some of them have already partially exercised this right.

    In 1996, our subsidiary Daimler-Benz Capital (Luxembourg) AG, now known as DaimlerChrysler Luxembourg Capital S.A., issued 4 1/8% bearer notes with accompanying warrants due July 5, 2003. These notes bear a nominal amount of DM 1,000 ([EURO]511) per note. The warrants accompanying each note originally entitled the noteholder to receive 10.254 ordinary shares of our predecessor, Daimler-Benz AG. These shares were to consist in part of shares already issued and in part of newly issued shares. Following the merger of Daimler-Benz with Chrysler, these warrants changed into warrants for our ordinary shares pursuant to Section 23 of the German Transformation Act (UMWANDLUNGSGESETZ). The warrant accompanying each note now entitles the noteholder to receive 10.30527 of our ordinary shares. As of February 13, 2003, warrants for approximately
1.1 million of new ordinary shares were outstanding.

    In 1997, Daimler-Benz AG issued 5 3/4% subordinated mandatory convertible notes due June 14, 2002 which were convertible into newly issued Daimler-Benz shares on or before June 4, 2002. Following the merger of Daimler-Benz with Chrysler, these notes, including notes represented by American Depositary Notes and DM Book Entry Securities, became our obligations pursuant to Section 23 of the German Transformation Act and became convertible into our ordinary shares. Between January 1 and June 4, 2002, we issued 17,927 of our ordinary shares upon exercise of these notes. As of June 14, 2002, the mandatory conversion date, 7,572,881 notes remained outstanding. These notes were mandatorily converted into 9,506,483 of our ordinary shares in accordance with the formula prescribed in the terms of the notes. In addition, we paid a total amount of [EURO]438,202 in cash in lieu of fractional shares. For additional information on this conversion, please refer to Note 23 to our Consolidated Financial Statements.

    In addition, members of our board of management and other levels of management hold options granted under the stock option plan approved by the shareholders of Daimler-Benz AG in 1996 and under the stock option plan approved by the shareholders of DaimlerChrysler AG in 2000. Tranches of the approved 2000 stock option plan were granted in 2000, 2001 and 2002. For additional information on shares and options held by members of our supervisory board and our board of management please refer to "Item 6. Directors, Senior Management and Employees -- Share Ownership."

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

ORGANIZATION AND REGISTER

    DaimlerChrysler AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Law (AKTIENGESETZ). It is registered in the Commercial Register (HANDELSREGISTER) maintained by the local court in Stuttgart, Germany, under the entry number "HRB 19360."

CORPORATE GOVERNANCE

    German stock corporations are principally governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's memorandum and articles of association (SATZUNG), and may be described generally as follows:

    - THE ANNUAL GENERAL MEETING OF SHAREHOLDERS -- ratifies the actions of the corporation's supervisory board and board of management. At the annual general meeting, shareholders approve the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. In corporations with more than 2,000 employees, such as us, shareholders and employees elect or appoint an equal number of representatives to the supervisory board. The annual general meeting must be held within the first eight months of each fiscal year.

    - THE SUPERVISORY BOARD -- appoints and removes the members of the board of management and oversees the management of the corporation. Although German law requires that a corporation's articles of association or its supervisory board specify categories of transactions which will require the approval of the supervisory board, German law prohibits the supervisory board from making management decisions.

    - THE BOARD OF MANAGEMENT -- manages the corporation's business and represents it in dealings with third parties. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies, financial condition and other important matters affecting its long-term performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board of a corporation at the same time.

    Several of our specific corporate governance provisions are summarized below.

BUSINESS PURPOSES

    Our articles of association state that our business purpose is to pursue, directly or indirectly, business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business:

    - vehicles for use on land;

    - vehicles for use on water, in the air and in space and other products in the fields of transport, aerospace, space, and marine technology;

    - engines and other technological propulsion systems;

    - plants, machinery and equipment for power generation, distribution and utilization;

    - electrical and electronic equipment, plants and systems;

    - communication and information technology, business consulting;

    - financial services of all kinds, insurance brokerage, and activities in the fields of media and expositions; and

    - management and development of real property.

    Our articles authorize us to take all actions that serve the attainment of our business purposes, except that we (DaimlerChrysler AG) are not permitted to carry out directly banking and real property transactions that require a government license.

DIRECTORS

    Under German law, our supervisory board members and board of management members owe a duty of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of our shareholders, our workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting. According to German law, our supervisory board or board of management members may not receive a loan from us unless approved by our supervisory board, and may not vote on a matter that concerns ratification of his or her own acts or in which he or she has a material interest. Separate from the limitations on loans imposed by German law, the Sarbanes-Oxley Act, which was enacted in the United States in July 2002 and which is also applicable to foreign private issuers such as us, now prohibits almost all loans to directors and executive officers. This prohibition applies to members of our supervisory board and our board of management. The compensation of our supervisory board members is fixed in our articles of association. A change to our articles requires the approval of our shareholders. At the present time, the terms of the members of our supervisory board are not staggered, except that the current term of the current employee representatives on our supervisory board expires one year prior to the term of our current shareholder representatives. For further information about our supervisory board and board of management, please refer to "Item 6. Directors, Senior Management and Employees."

ORDINARY SHARES

    Our capital stock consists solely of ordinary shares without par value (STUECKAKTIEN), which we issued in registered form. Record holders of our ordinary shares are registered in our share register (AKTIENREGISTER). Deutsche Bank AG acts as our transfer agent and registrar in Germany and various other countries and administers our share register on our behalf. Our transfer agent and registrar in the United States is The Bank of New York.

    Following is a summary of significant provisions under German law and our articles of association relating to our ordinary shares:

    - CAPITAL INCREASES. We may increase our share capital in consideration of contributions in cash or in property, or by establishing authorized capital or conditional capital. Authorized capital provides our board of management with the flexibility to issue new shares during a period of up to five years, generally to preserve liquidity. Conditional capital allows our board of management to issue new shares for specified purposes, including employee stock option plans, mergers, and upon conversion of option bonds and convertible bonds. Authorized and conditional capital increases require an approval by 75% of the issued shares present at the shareholders' meeting at which the increase is proposed. Our board of management must also obtain the approval of our supervisory board before issuing new shares. Our articles of association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

    - REDEMPTION. Our share capital may be reduced by an amendment of the articles of association approved by 75% of the issued shares present at the shareholders' meeting.

    - PREEMPTIVE RIGHTS. Our articles of association provide that the preemptive right of shareholders to subscribe (BEZUGSRECHT) for any issue of additional shares, debt instruments convertible into shares, or participating debt instruments in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

    - LIQUIDATION. If we were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

    - NO LIMITATION ON FOREIGN OWNERSHIP. Neither German law nor our articles of association limit the right of persons who are not citizens or residents of Germany to hold or vote our ordinary shares.

DIVIDENDS

    We declare and pay dividends on our ordinary shares once a year after approval by the annual general meeting of our shareholders. Our supervisory board and board of management ratify the unconsolidated financial statements of DaimlerChrysler AG for each fiscal year and recommend a disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend, to our shareholders for approval at the meeting. Shareholders registered in the share register on the date of the meeting are entitled to receive the dividend. We pay dividends to shareholders in proportion to their percentage ownership of our outstanding capital stock.

    Our articles of association authorize our board of management, with the approval of our supervisory board, to make an interim payment to shareholders with respect to the unappropriated profit of the prior financial year, if a preliminary closing of the financial statements for that year shows a profit. The interim payment may not exceed 50% of the amount of the foreseeable unappropriated profit, after deducting any amounts required to be added to the disclosed reserves. Furthermore, the interim payment may not exceed 50% of the previous fiscal year's unappropriated profit.

    Our articles of association permit our board of management, with the approval of our supervisory board, to issue new shares from capital previously approved by the shareholders at any time during the year. Our articles further provide that such new shares are entitled to the entire per ordinary share annual dividend for the year in which they are issued.

    Under the transfer agent agreement in place with our U.S. transfer agent, shareholders registered in our share register with addresses in the United States may elect to receive dividends in either euros or U.S. dollars. Unless instructed otherwise, our U.S. transfer agent will convert all cash dividends and other cash distributions it receives with respect to our ordinary shares into U.S. dollars before payment to the shareholder. The U.S. transfer agent will reduce the amount distributed by any amounts we or the U.S. transfer agent are required to withhold on account of taxes or other governmental charges.

VOTING RIGHTS

    Each of our ordinary shares represents one vote. German law does not permit cumulative voting. Our articles of association provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law. German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

    - changing the objects and purposes provision in the articles of association;

    - approving authorized and conditional capital increases and capital decreases;

    - excluding preemptive rights of shareholders to subscribe for new shares;

    - dissolving our company;

    - merging into, or consolidating with, another stock corporation;

    - transferring all or virtually all of our assets; and

    - changing our corporate form.

SHAREHOLDER MEETINGS

    Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the disposition of unappropriated profit and the appointment of an independent auditor. Our shareholders also elect their representatives to our supervisory board at the annual general meeting for terms of up to five years.

    If a shareholder wants to participate and vote at any of our meetings, the shareholder must be registered in the share register on the meeting date and must also have notified us no later than the third day before the meeting that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders may vote their shares by proxy after having conferred a power of attorney by signing and returning the proxy card mailed to them or via Internet in advance of the meeting. We mail a meeting notice to our shareholders which includes a proxy card, an agenda describing the items to be voted on at the meeting, and a short form of our annual report. As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

    Amendments to our articles of association and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least [EURO]500,000 of the company's capital stock.

CHANGE IN CONTROL

    Our articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control or that would only apply in the context of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. On January 1, 2002, the German Takeover Act (WERTPAPIERERWERBS- UND UEBERNAHMEGESETZ) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Supervisory Authority for Securities (BUNDESANSTALT FUER FINANZDIENSTLEISTUNGSAUFSICHT) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Law. The board of management may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

DISCLOSURE OF SHAREHOLDINGS

    Our articles do not require shareholders to disclose their shareholdings. The German Securities Trading Act (WERTPAPIERHANDELSGESETZ), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation's outstanding voting rights.

BASIS OF POTENTIAL CLAIMS

    Claims against members of our supervisory board or board of management may be asserted on our behalf if the shareholders' meeting so resolves by simple majority or upon request of shareholders holding in the aggregate at least 10% of the issued shares. The shareholders' meeting or a court of competent jurisdiction, upon request by shareholders holding in the aggregate at least 10% (under special circumstances 5%) of the issued shares or shares representing at least [EURO]1,000,000 (under special circumstances [EURO]500,000) of our capital stock must then appoint a special representative to pursue such a claim.

GERMAN CORPORATE GOVERNANCE CODE DECLARATION

    We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code. The Code, which was issued in 2002 by a government appointed commission, recommends specific governance practices, and requires a company's supervisory board and board of management to declare annually whether or not the company complies with those recommendations. As 2002 is the first year in which such declarations are mandatory, they can consist merely of a statement to the effect that the recommendations are being met or, if not, which recommendations are not being applied. Our supervisory board and board of management issued a statement declaring that we comply with the Corporate Governance Code, subject to the exceptions identified in the declaration. For shareholders and others who may wish to read the English translation of the declaration, we have filed it as an exhibit to this annual report and also made it available on our website at WWW.DAIMLERCHRYSLER.COM/COMPANY/CORP_GOVERNANCE/DECLARATION/DECLARATION_E.HTM.

                               MATERIAL CONTRACTS

    As previously reported in our annual report on Form 20-F for the year 2000, we established an alliance with Mitsubishi Motors Corporation in October 2000. The alliance calls for cooperation in the design, development, production and distribution of passenger cars and light commercial vehicles. We also hold a 37.1% equity interest in Mitsubishi Motors Corporation.

    As previously reported in our annual report on Form 20-F for the year 2000, Deutsche Telekom AG and our subsidiary DaimlerChrysler Services AG formed an information technology joint venture. Deutsche Telekom contributed
[EURO]4.6 billion in cash to DaimlerChrysler Services' information technology subsidiary debis Systemhaus GmbH in return for which Deutsche Telekom received a 50.1% interest in debis Systemhaus (now known as T-Systems ITS). In
January 2002, we decided to exit the joint venture by exercising our option to sell our 49.9% interest in T-Systems ITS to Deutsche Telekom for [EURO]4.7 billion. The sale closed in March 2002 and the joint venture terminated.

                               EXCHANGE CONTROLS

    The euro is a fully convertible currency. There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions (except in limited embargo circumstances) that would prevent us from transferring capital or paying dividends or other payments to our shareholders who are non-residents of Germany. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (DEUTSCHE BUNDESBANK) any payment in excess of [EURO]12,500 received from, or made to, an individual or a corporation that resides outside of Germany (a non-resident). In addition, all German residents, except financial institutions, must report any claims against, or liabilities payable to, non-residents that exceed, in the aggregate, [EURO]1.5 million during any month.

                                    TAXATION

    In this section we discuss the material United States federal income and German tax consequences to you if you:

    - are a beneficial owner of some of our ordinary shares;

    - are a resident of the United States for purposes of the United States -- Germany income tax treaty (the "Income Tax Treaty"), which generally includes: an individual United States resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries;

    - are holding some of our ordinary shares as a capital asset;

    - are not holding any of our ordinary shares as part of the business property of a permanent establishment you have in Germany or, if you are an individual, as part of a fixed base in Germany that you use to perform independent personal services; and

    - are not subject to the limitation on benefits restrictions in the Income Tax Treaty, if you are not an individual.

    We have based our discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report. These tax laws are subject to change, possibly with retroactive effect. Our discussion does not address all aspects of United States federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, our discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of an employee stock option or shares otherwise received as compensation and it does not include tax consequences to shareholders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and corporations that own 10% or more of our ordinary shares). The discussion also does not address any aspects of state, local or non-United States tax law other than some aspects of German tax law.

    WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES AND ANY OTHER TAX CONSEQUENCES OF HOLDING OUR ORDINARY SHARES. YOU SHOULD ALSO DISCUSS WITH YOUR TAX ADVISOR ANY FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO YOU.

TAXATION OF DIVIDENDS

    German law requires German corporations, including DaimlerChrysler AG, to withhold German tax on dividends paid to non-resident stockholders at a total rate of 21.1%, consisting of a 20% withholding tax and a 1.1% surcharge. You can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty. Generally, United States federal income tax law requires you to pay taxes on dividends you receive from a German corporation. You may be permitted to claim a foreign tax credit for German income taxes that you paid on the dividend to the extent that you are not entitled to a refund for those taxes from the German tax authorities.

    The Income Tax Treaty reduces the German withholding tax rate from 21.1% to 15% of the gross amount of the dividend you receive from a German corporation. Therefore, you may apply for a refund of German withholding tax in an amount equal to 6.1% of the gross amount of the dividend you received (21.1% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate).

    Thus, each $1,000 of gross dividend paid to you will be subject to a German withholding tax of $211, of which $61 may be refunded to you under the Income Tax Treaty. Assuming you receive the $61 refund, you will receive in total $850 of cash for each $1,000 of gross dividend ($789 directly and $61 by way of refund). The United States federal income tax rules will treat you as if you received a total dividend of $1,000, and you will have to include $1,000 in your gross income. You may also be entitled to a foreign tax credit of $150, subject to applicable limitations of United States federal income tax law.

    You must include DaimlerChrysler's euro-denominated dividends in your gross income in a dollar amount that is based on the exchange rate on the date you receive or are treated as having received the dividends. If you convert these dividends into dollars on the date you receive or are treated as having received the dividends, you should not be required to recognize foreign currency gain or loss on the dividend. You may, however, be required to recognize foreign currency gain or loss on your receipt of refunds of German withholding tax to the extent that (A) the dollar value of the refund you received or were treated as having received differs from (B) the dollar equivalent of the refund on the date you received or were treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.

REFUND PROCEDURES

    SIMPLIFIED REFUND PROCEDURES

    If you are a record holder of our ordinary shares registered in our share register, our U.S. transfer agent, The Bank of New York, will initially receive your dividends and will then distribute them to you. The U.S. transfer agent will also assist you in obtaining the refund of German withholding tax under the Income Tax Treaty. These arrangements may be amended or revoked at any time in the future.

    The U.S. transfer agent will prepare a German claim for refund on your behalf and file it electronically with the German tax authorities. In order for the U.S. transfer agent to file this claim for refund, the U.S. transfer agent will prepare and mail to you, and request that you sign and return to the U.S. transfer agent:

    - a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes you receive; and

    - a document authorizing the German tax authorities to remit the refund of withholding tax to an account other than your account.

    The U.S. transfer agent will attach this signed statement to the claim for refund of German withholding tax and file the claim with the German tax authorities. You should request certification (IRS Form 6166) of your last filed United States federal income tax return from the IRS and have it ready for presentation to the U.S. transfer agent upon request. Under German tax audit procedures, the German tax authorities may request the U.S. transfer agent to provide them with your certification (IRS Form 6166). If you do not provide the U.S. transfer agent with this certification within a reasonable time, the German tax authorities will deny your refund of the German withholding taxes.

    A simplified refund procedure also applies to you if you hold your ordinary shares through a broker participating in the Depository Trust Company. Under this procedure, the Depository Trust Company claims a refund of German withholding taxes on your behalf by certifying your U.S. taxpayer status to the German tax authorities. This certification is based on information that you provide to your broker. Accordingly, if you hold your ordinary shares through a broker participating in the Depository Trust Company, you do not need to file refund claims through the U.S. transfer agent.

    The German tax authorities will issue refunds denominated in euros. The German tax authorities will issue these refunds to the U.S. transfer agent or the Depository Trust Company, as the case may be, which will convert the refunds to dollars and pay the dollar amounts to you or your broker. If the funds are remitted to your broker, your broker will in turn remit your refund amounts to you.

    OTHER REFUND PROCEDURES

    If you are not eligible for the simplified refund procedures discussed above, you must submit a special claim for refund to the German tax authorities to request your refund of German withholding tax. You have to include with your claim the original or a certified copy of the bank voucher that you received from the U.S. transfer agent. This voucher must show the amount of tax that was withheld. You must submit your claim within four years from the end of the calendar year in which you received the dividend. You can obtain a form for your claim for refund from the German tax authorities at the same address where you will have to file your claim, which is: Bundesamt fuer Finanzen, 53221 Bonn, Germany. Alternatively, you may obtain the form from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998; alternatively, you can download the form from the following website:
WWW.BFF-ONLINE.DE/STEUER_VORDRUCKE/KST
KAPST/CLAIMREFUNDWITHHOLDINGTAXESDIVIDENDSINTERESTS.PDF.

    You must also submit to the German tax authorities a certification (IRS
Form 6166) of your last filed United States federal income tax return. You can obtain this certification from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service -- Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. You can obtain additional information, including IRS Publication 686, which describes the procedures for obtaining this certification, from the Internal Revenue Service website at WWW.IRS.GOV/PUB/IRS-PDF/P686.PDF. You must make requests for certification in writing and include your name, social security number or employer identification number, tax return form number and you must identify the tax period for which you request certification. The Internal Revenue Service will send the certification directly to the German tax authorities if you authorize the Internal Revenue Service to do so. This certification remains valid for three years, and you need only resubmit it in a fourth year if you would like to apply for a refund after the initial three-year period ends.

TAXATION OF CAPITAL GAINS

    The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of your DaimlerChrysler ordinary shares.

    If you sell or otherwise dispose of your DaimlerChrysler ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in those shares. If you are an individual and you have held the DaimlerChrysler ordinary shares more than 12 months, the capital gain will generally be subject to a maximum United States federal income tax rate of 20%.

GERMAN CAPITAL TAX (VERMOEGENSTEUER)

    As a result of a judicial decision, the German capital tax (VERMOEGENSTEUER) is not imposed at the present time. In addition, under the Income Tax Treaty you would not have to pay German capital tax (VERMOEGENSTEUER) even if it were currently in effect.

OTHER GERMAN TAXES

    There are no German transfer, stamp or other similar taxes that apply to you in connection with receiving, purchasing, holding or selling our ordinary shares.

                              DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. Members of the general public may read and copy these materials, including this annual report and the exhibits thereto, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274, and may also obtain copies of the materials by mail from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at WWW.SEC.GOV that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. You may access our annual reports and some of the other information we submit to the Commission through this website. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. To a minor degree we also have exposure to changes in market prices of equity securities. Accordingly, changes in foreign currency exchange rates, interest rates and, to a lesser degree, market prices of equity securities may adversely affect our operating results and financial condition. We seek to manage and control these market risks primarily through our regular operating and financing activities, but, when we deem it appropriate, we use derivative financial instruments. We evaluate these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

    As part of our risk management control systems we employ value at risk analyses as recommended by the Bank for International Settlements. In performing these analyses we quantify our market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices, on a continuous basis by predicting the potential maximum loss (or worst loss) over a target time horizon within a given confidence interval. The value-at-risk calculations we employ:

    - express potential losses in fair values;

    - are based on the variance-covariance approach; and

    - assume a 99% confidence level and a holding period of five days.

    When we calculate the value-at-risk of our portfolio of financial instruments, we first compute the current fair value of these financial instruments. We then determine the impact of relevant market risk factors, such as foreign currency exchange rates or interest rates, on our portfolio value, which means we quantify the sensitivity of our portfolio to these factors. Based on expected volatilities and correlations of these market risk factors which we obtain from the RiskMetrics-TM- dataset, we compute potential changes of the portfolio value by applying the variance-covariance approach. The variance-covariance approach is a statistical method used to quantify the joint impact of all relevant market risks factors on the portfolio value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, we obtain our value-at-risk. The 99% confidence level and the five-day holding period indicate that there is only a 1% historical statistical probability that the value-at-risk will be exceeded by losses within the next five days.

    In accordance with the organizational standards of the international banking industry, we maintain our risk management control systems independent of our corporate treasury and with a separate reporting line.

    Please also consult Note 32 to our Consolidated Financial Statements for additional information regarding our exposure to these market risks and the various activities and instruments we use to manage them.

                               EXCHANGE RATE RISK

TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

    The global nature of our businesses exposes our operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the euro, and other world currencies. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we incur the costs of generating those revenues. Once we convert the revenues into the currency in which we incur the costs, the revenues may be inadequate to cover the costs if the value of the currency in which we generated the revenues declined in the interim relative to the currency in which we incurred the costs. This risk exposure primarily affects our Mercedes Car Group segment, which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Commercial Vehicles segment is also subject to transaction risk; however, because of its global production network only to a minor degree. Our Chrysler Group segment generates almost all its revenues and incurs most of its costs in dollars. Therefore, the transaction risk of this segment is relatively low compared to that of the Mercedes Car Group segment. Our Other Activities segment is exposed to transaction risk primarily as a result of the dollar exposure of the aircraft engine business which we conduct through MTU Aero Engines.

    Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that revenues generated in a particular currency balance out costs in the same currency, even if the revenues arise from a different transaction than that in which we incur the costs. As a result, only the unmatched amounts are subject to transaction risk. Our overall currency exposure is additionally reduced through the natural hedging potential arising from the mutual offsets of the Chrysler Group's euro exposure with the dollar exposure of our Mercedes Car Group and Commercial Vehicles segments. To provide an additional natural hedge against any remaining transaction risk exposure, we attempt, where appropriate, to increase cash outflows in the same currencies in which we have a net excess inflow. We do this primarily through increased purchases of parts, raw materials or services in the currencies in which our revenues exceed our costs and by increasing local production in those countries that are primary markets for our products.

    In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our exposure to currency risks and we hedge a portion of those risks by using derivative financial instruments. We manage our currency exposure and the use of currency derivatives through our currency committee. The currency committee consists of two separate sub-groups - one for our vehicle businesses and one for MTU Aero Engines - and is comprised of members of senior management from each of the respective businesses as well as from our corporate treasury and risk controlling departments. Our corporate treasury department assesses foreign currency exposures and carries out the currency committee's decisions concerning foreign currency hedging through transactions with international financial institutions. Our risk controlling department regularly informs our board of management of the corporate treasury department's actions.

    The principal derivative financial instruments we use to cover foreign currency exposure are forward foreign exchange contracts and currency options. Our policy is to use a mixture of these instruments depending on our view of market conditions. Our view of market conditions is based on both fundamental and technical analyses. Please refer to Note 32 to our Consolidated Financial Statements for a description of how we account for derivative financial instruments.

    The following table shows the period-end, high, low and average value-at-risk figures for our 2002 and 2001 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis.

                                                          2002                                        2001
                                        -----------------------------------------   -----------------------------------------
                                        PERIOD-                                     PERIOD-
VALUE-AT-RISK                             END        HIGH       LOW      AVERAGE      END        HIGH       LOW      AVERAGE
-------------                           --------   --------   --------   --------   --------   --------   --------   --------
                                                                        ([EURO] IN MILLIONS)
Exchange Rate Risk....................    236        431        212        304        368        504        368        430

                            ------------------------

    The average and period-end values-at-risk of our derivative financial instruments used to hedge exchange rate risk decreased in 2002, primarily as a result of lower foreign exchange rate volatilities, despite a slightly increased foreign exchange derivatives' volume.

EFFECTS OF CURRENCY TRANSLATION

    Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros so that we can include their financial results in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash-flows.

    We have significant assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and reside primarily at our U.S. holding subsidiary, DaimlerChrysler North America Holding Corporation, and at our financial services companies. When we convert net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. Our equity position reflects these changes in net asset values, and we continually assess and evaluate the long-term currency risk inherent in these investments. We generally do not hedge against this type of risk, except in specific circumstances.

                               INTEREST RATE RISK

    We hold a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of our day-to-day operations. Additionally, a substantial volume of interest rate sensitive assets and liabilities relates to the leasing and sales financing business operated by our subsidiary DaimlerChrysler Services. DaimlerChrysler Services enters into transactions with customers which primarily result in fixed-rate receivables. Our general policy is to match funding in terms of maturities and interest rates. For a limited portion of the receivables portfolio, however, the funding does not match in terms of maturities and interest rates. As a result, we are exposed to risks due to changes in interest rates.

    We coordinate funding activities of the industrial business and the financial services business at the Group level. We use interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors, to achieve the desired interest rate maturities and asset/liability structures.

    The following table shows the period-end, high, low and average value-at-risk figures for our 2002 and 2001 portfolio of interest rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

                                                          2002                                        2001
                                        -----------------------------------------   -----------------------------------------
                                        PERIOD-                                     PERIOD-
VALUE-AT-RISK                             END        HIGH       LOW      AVERAGE      END        HIGH       LOW      AVERAGE
-------------                           --------   --------   --------   --------   --------   --------   --------   --------
                                                                        ([EURO] IN MILLIONS)
Interest Rate Risk....................    157        334         97        185        334        442        126        272

                            ------------------------

    In 2002, the average and period-end values-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily due to less volatile interest rates and a reduced mismatch in terms of interest rate maturities between both, the receivables from our leasing and sales financing business and the respective funding of that business.

                               EQUITY PRICE RISK

    We also hold to a minor extent investments in equity securities as part of our strategy to manage excess liquidity. We hedge the risk inherent in these securities mainly through equity derivatives. Since we significantly reduced our portfolio of equity securities in 2001, the corresponding market risk in 2002 was not, and is not currently material to us. Thus, we are not presenting the value-at-risk figures for our remaining equity price risk in tabular form. Please refer to Note 20 to our Consolidated Financial Statements for additional information. According to international banking standards we do not include investments in equity securities, which we classify as long term investments in our equity price risk assessment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    None.

ITEM 15. CONTROLS AND PROCEDURES.

    The chairman of our board of management and the member of the board of management responsible for Finance & Controlling, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

    There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16. [RESERVED].

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

    You can find our consolidated financial statements and schedule on pages F-i, F-1 through F-76 and page S-1.

ITEM 19. EXHIBITS.

                        We have filed the following documents as exhibits to this annual report:

1.1                     Memorandum and Articles of Association (SATZUNG) of
                        DaimlerChrysler AG as amended to date (English translation filed as an Exhibit to DaimlerChrysler AG's annual report on
                        Form 20-F for the year ended December 31, 2000, and
                        incorporated herein by reference.)

2.1                     The total amount of long-term debt securities of
                        DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a
                        consolidated basis. We hereby agree to furnish to the
                        Commission, upon its request, a copy of any instrument
                        defining the rights of holders of long-term debt of
                        DaimlerChrysler AG or of its subsidiaries for which
                        consolidated or unconsolidated financial statements are
                        required to be filed.

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

8.1 Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2002, as defined in Regulation S-X, Section 210.1-02(w): See "Significant
                        Subsidiaries" in "Item 4. Information on the Company."

10.1                    Independent Auditors' Report on Schedule and Consent of KPMG
                        Deutsche Treuhand-Gesellschaft AG.

10.2                    Independent Auditors' Consent of Deloitte & Touche LLP.

10.3                    Independent Auditors' Report of Deloitte & Touche LLP on the
                        consolidated financial statements of DaimlerChrysler
                        Corporation.

99.1                    Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2                    Declaration by the Board of Management and Supervisory Board
                        of DaimlerChrysler AG pursuant to Section 161 Joint Stock
                        Corporation Act (AktG).

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 20, 2003

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003

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

                                 CERTIFICATIONS

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003

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

                               DAIMLERCHRYSLER AG
            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                                PAGE
                                                              --------
Independent Auditors' Report................................     F-1

Consolidated Financial Statements:

  Consolidated Statements of Income (Loss) for the years
    ended December 31, 2002, 2001 and 2000..................     F-2

  Consolidated Balance Sheets at December 31, 2002 and
    2001....................................................     F-4

  Consolidated Statements of Changes in Stockholders' Equity
    for the years ended December 31, 2002, 2001 and 2000....     F-5

  Consolidated Statements of Cash Flows for the years ended
    December 31, 2002, 2001 and 2000........................     F-6

  Consolidated Fixed Assets Schedule for the year ended
    December 31, 2002.......................................     F-8

  Notes to the Consolidated Financial Statements............    F-10

Financial Statement Schedule:

  Allowance for Doubtful Accounts...........................     S-1

                          INDEPENDENT AUDITORS' REPORT

The Supervisory Board
DaimlerChrysler AG:

    We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of DaimlerChrysler Corporation or certain of its consolidated subsidiaries ("DaimlerChrysler Corporation") for the year ended December 31, 2000, which statements reflect total revenues constituting
42 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion for the year ended December 31, 2000, insofar as it relates to the amounts included for DaimlerChrysler Corporation, is based solely on the report of the other auditors.

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

    In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

    As discussed in Note 10 to the consolidated financial statements, DaimlerChrysler adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002 and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," in 2000.

                                          KPMG Deutsche Treuhand-Gesellschaft AG

Stuttgart, Germany
February 11, 2003

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                                           CONSOLIDATED
                                                                  ---------------------------------------------------------------
                                                                                      YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------------
                                                                    2002
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                  NOTE     (NOTE 1)         2002              2001              2000
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                  34      $ 156,838     [EURO]149,583     [EURO]152,873     [EURO]162,384
---------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                              5       (127,348)         (121,457)         (128,394)         (134,370)
---------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                         29,490            28,126            24,479            28,014
---------------------------------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses                 5        (19,180)          (18,293)          (18,331)          (18,303)
---------------------------------------------------------------------------------------------------------------------------------
Research and development                                             (6,365)           (6,071)           (5,933)           (6,337)
---------------------------------------------------------------------------------------------------------------------------------
Other income                                               6            830               792             1,212               946
---------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses -- Chrysler Group                 7           (728)             (694)           (3,064)               --
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                                 4,047             3,860            (1,637)            4,320
---------------------------------------------------------------------------------------------------------------------------------
Financial income (expense), net (therein gain on
  issuance of associated company stock of [EURO]747
  in 2001)                                                 8          2,315             2,208               154               156
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                     6,362             6,068            (1,483)            4,476
---------------------------------------------------------------------------------------------------------------------------------
  Effects of changes in German tax law                                   --                --                --              (263)
---------------------------------------------------------------------------------------------------------------------------------
  Income taxes                                                       (1,233)           (1,177)              777            (1,736)
---------------------------------------------------------------------------------------------------------------------------------
Total income taxes                                         9         (1,233)           (1,177)              777            (1,999)
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                      (15)              (14)               44               (12)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS AND
  CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
  PRINCIPLES                                                          5,114             4,877              (662)            2,465
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary items:                                      11
---------------------------------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses, net of taxes
    (therein gain on issuance of subsidiary and
    associated company stock of [EURO]2,418 in 2000)                     --                --                --             5,516
---------------------------------------------------------------------------------------------------------------------------------
Cumulative effects of changes in accounting
  principles: transition adjustments resulting from
  adoption of SFAS 142, SFAS 133 and EITF 99-20, net
  of taxes                                                10           (167)             (159)               --               (87)
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                     4,947             4,718              (662)            7,894
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE                                 35
---------------------------------------------------------------------------------------------------------------------------------
  Basic earnings (loss) per share
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary items and
      cumulative effects of changes in accounting
      principles                                                       5.08              4.84             (0.66)             2.46
---------------------------------------------------------------------------------------------------------------------------------
    Extraordinary items                                                  --                --                --              5.50
---------------------------------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in accounting
      principles                                                      (0.17)            (0.16)               --             (0.09)
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                  4.91              4.68             (0.66)             7.87
---------------------------------------------------------------------------------------------------------------------------------
  Diluted earnings (loss) per share
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before extraordinary items and
      cumulative effects of changes in accounting
      principles                                                       5.06              4.82             (0.66)             2.45
---------------------------------------------------------------------------------------------------------------------------------
    Extraordinary items                                                  --                --                --              5.44
---------------------------------------------------------------------------------------------------------------------------------
    Cumulative effects of changes in accounting
      principles                                                      (0.16)            (0.15)               --             (0.09)
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                  4.90              4.67             (0.66)             7.80
---------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

               INDUSTRIAL BUSINESS*                            FINANCIAL SERVICES*
---------------------------------------------------   --------------------------------------
              YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
---------------------------------------------------   --------------------------------------
        2002                2001           2000          2002          2001          2000
---------------------------------------------------   --------------------------------------   ------------------------------------
   [EURO]133,883        [EURO]136,020  [EURO]147,260  [EURO]15,700  [EURO]16,853  [EURO]15,124 Revenues
---------------------------------------------------   --------------------------------------   ------------------------------------
        (108,276)           (113,342)      (120,474)      (13,181)      (15,052)     (13,896)  Cost of sales
---------------------------------------------------   --------------------------------------   ------------------------------------
          25,607              22,678         26,786         2,519         1,801        1,228   GROSS MARGIN
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Selling, administrative and other
         (16,578)            (16,756)       (17,059)       (1,715)       (1,575)      (1,244)    expenses
---------------------------------------------------   --------------------------------------   ------------------------------------
          (6,071)             (5,933)        (6,337)           --            --           --   Research and development
---------------------------------------------------   --------------------------------------   ------------------------------------
             724               1,160            842            68            52          104   Other income
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Turnaround plan expenses -- Chrysler
            (694)             (3,064)            --            --            --           --     Group
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               INCOME (LOSS) BEFORE FINANCIAL
           2,988              (1,915)         4,232           872           278           88     INCOME
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Financial income (expense), net
                                                                                                 (therein gain on issuance of
                                                                                                 associated company stock of
           2,327                 146            166          (119)            8          (10)    [EURO]747 in 2001)
---------------------------------------------------   --------------------------------------   ------------------------------------
           5,315              (1,769)         4,398           753           286           78   INCOME (LOSS) BEFORE INCOME TAXES
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Effects of changes in German tax
                                                                                                   law
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Income taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
            (800)                743         (2,152)         (377)           34          153   Total income taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
             (11)                 46            (11)           (3)           (2)          (1)  Minority interests
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               INCOME (LOSS) BEFORE EXTRAORDINARY
                                                                                                 ITEMS AND CUMULATIVE EFFECTS OF
           4,504                (980)         2,235           373           318          230     CHANGES IN ACCOUNTING PRINCIPLES
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Extraordinary items:
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Gains on disposals of businesses,
                                                                                                   net of taxes (therein gain on
                                                                                                   issuance of subsidiary and
                                                                                                   associated company stock of
              --                  --          5,516            --            --           --       [EURO]2,418 in 2000)
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               Cumulative effects of changes in
                                                                                                 accounting principles: transition
                                                                                                 adjustments resulting from
                                                                                                 adoption of SFAS 142, SFAS 133 and
            (124)                 --             10           (35)           --          (97)    EITF 99-20, net of taxes
---------------------------------------------------   --------------------------------------   ------------------------------------
           4,380                (980)         7,761           338           318          133   NET INCOME (LOSS)
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                               EARNINGS (LOSS) PER SHARE
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Basic earnings (loss) per share
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Income (loss) before
                                                                                                     extraordinary items and
                                                                                                     cumulative effects of changes
              --                  --             --            --            --           --         in accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Extraordinary items
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Cumulative effects of changes in
              --                  --             --            --            --           --         accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Net income (loss)
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                 Diluted earnings (loss) per share
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Income (loss) before
                                                                                                     extraordinary items and
                                                                                                     cumulative effects of changes
              --                  --             --            --            --           --         in accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Extraordinary items
---------------------------------------------------   --------------------------------------   ------------------------------------
                                                                                                   Cumulative effects of changes in
              --                  --             --            --            --           --         accounting principles
---------------------------------------------------   --------------------------------------   ------------------------------------
              --                  --             --            --            --           --       Net income (loss)
---------------------------------------------------   --------------------------------------   ------------------------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                                                 FINANCIAL
                                                   CONSOLIDATED                  INDUSTRIAL BUSINESS*            SERVICES*
                                       -------------------------------------   ------------------------   -----------------------
                                                  AT DECEMBER 31,                  AT DECEMBER 31,            AT DECEMBER 31,
                                       -------------------------------------   ------------------------   -----------------------
                                         2002
(IN MILLIONS)                 NOTE     (NOTE 1)       2002          2001          2002         2001          2002         2001
----------------------------------------------------------------------------   ------------------------   -----------------------
ASSETS
----------------------------------------------------------------------------   ------------------------   -----------------------
Goodwill                       12      $  2,171    [EURO] 2,071  [EURO] 2,371  [EURO] 2,009 [EURO] 2,311   [EURO] 62    [EURO] 60
----------------------------------------------------------------------------   ------------------------   -----------------------
Other intangible assets        13         2,993          2,855           492        2,755           351          100          141
----------------------------------------------------------------------------   ------------------------   -----------------------
Property, plant and
  equipment, net               14        38,028         36,269        41,165       36,111        41,016          158          149
----------------------------------------------------------------------------   ------------------------   -----------------------
Investments and long-term
  financial assets             20         9,742          9,291        12,375        8,922        11,349          369        1,026
----------------------------------------------------------------------------   ------------------------   -----------------------
Equipment on operating
  leases, net                  15        29,613         28,243        36,002        3,313         3,004       24,930       32,998
----------------------------------------------------------------------------   ------------------------   -----------------------
FIXED ASSETS                             82,547         78,729        92,405       53,110        58,031       25,619       34,374
----------------------------------------------------------------------------   ------------------------   -----------------------
Inventories                    16        16,401         15,642        16,754       13,965        15,338        1,677        1,416
----------------------------------------------------------------------------   ------------------------   -----------------------
Trade receivables              17         6,602          6,297         6,430        6,005         6,134          292          296
----------------------------------------------------------------------------   ------------------------   -----------------------
Receivables from financial
  services                     18        54,614         52,088        49,512           10            26       52,078       49,486
----------------------------------------------------------------------------   ------------------------   -----------------------
Other receivables              19        18,425         17,573        16,188       11,159         7,512        6,414        8,676
----------------------------------------------------------------------------   ------------------------   -----------------------
Securities                     20         3,453          3,293         3,759        2,911         3,318          382          441
----------------------------------------------------------------------------   ------------------------   -----------------------
Cash and cash equivalents      21         9,573          9,130        10,746        8,191         7,375          939        3,371
----------------------------------------------------------------------------   ------------------------   -----------------------
NON-FIXED ASSETS                        109,068        104,023       103,389       42,241        39,703       61,782       63,686
----------------------------------------------------------------------------   ------------------------   -----------------------
DEFERRED TAXES                  9         3,788          3,613         3,010        3,496         2,930          117           80
----------------------------------------------------------------------------   ------------------------   -----------------------
PREPAID EXPENSES               22         1,009            962         8,606          866         8,480           96          126
----------------------------------------------------------------------------   ------------------------   -----------------------
TOTAL ASSETS (THEREOF
  SHORT-TERM 2002:
  [EURO]68,118; 2001:
       [EURO]68,676)                    196,412        187,327       207,410       99,713       109,144       87,614       98,266
----------------------------------------------------------------------------   ------------------------   -----------------------

LIABILITIES AND
  STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------   ------------------------   -----------------------
Capital stock                          $  2,761    [EURO]2,633   [EURO]2,609
----------------------------------------------------------------------------   ------------------------   -----------------------
Additional paid-in capital                8,104          7,729         7,286
----------------------------------------------------------------------------   ------------------------   -----------------------
Retained earnings                        31,618         30,156        26,441
----------------------------------------------------------------------------   ------------------------   -----------------------
Accumulated other
  comprehensive income                   (5,876)        (5,604)        2,668
----------------------------------------------------------------------------   ------------------------   -----------------------
Treasury stock                               --             --            --
----------------------------------------------------------------------------   ------------------------   -----------------------
STOCKHOLDERS' EQUITY           23        36,607         34,914        39,004   [EURO]26,294 [EURO]29,009  [EURO]8,620  [EURO]9,995
----------------------------------------------------------------------------   ------------------------   -----------------------
MINORITY INTERESTS                          453            432           417          414           403           18           14
----------------------------------------------------------------------------   ------------------------   -----------------------
ACCRUED LIABILITIES            25        45,832         43,712        42,194       42,709        41,158        1,003        1,036
----------------------------------------------------------------------------   ------------------------   -----------------------
Financial liabilities          26        82,949         79,112        90,908       12,201        15,701       66,911       75,207
----------------------------------------------------------------------------   ------------------------   -----------------------
Trade liabilities              27        12,941         12,342        14,157       12,106        13,773          236          384
----------------------------------------------------------------------------   ------------------------   -----------------------
Other liabilities              28         9,271          8,843        10,262        6,152         7,431        2,691        2,831
----------------------------------------------------------------------------   ------------------------   -----------------------
LIABILITIES                             105,161        100,297       115,327       30,459        36,905       69,838       78,422
----------------------------------------------------------------------------   ------------------------   -----------------------
DEFERRED TAXES                  9         2,424          2,312         4,851       (4,425)       (2,212)       6,737        7,063
----------------------------------------------------------------------------   ------------------------   -----------------------
DEFERRED INCOME                29         5,935          5,660         5,617        4,262         3,881        1,398        1,736
----------------------------------------------------------------------------   ------------------------   -----------------------
TOTAL LIABILITIES (THEREOF
  SHORT-TERM 2002:
  [EURO]72,791; 2001:
       [EURO]80,874)                    159,805        152,413       168,406       73,419        80,135       78,994       88,271
----------------------------------------------------------------------------   ------------------------   -----------------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                  196,412        187,327       207,410       99,713       109,144       87,614       98,266
----------------------------------------------------------------------------   ------------------------   -----------------------

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                         ACCUMULATED OTHER
                                                                    COMPREHENSIVE INCOME (LOSS)
                                                          -----------------------------------------------
                                    ADDITIONAL            CUMULATIVE   AVAILABLE-  DERIVATIVE    MINIMUM
                           CAPITAL   PAID-IN    RETAINED  TRANSLATION   FOR-SALE    FINANCIAL    PENSION   TREASURY
(IN MILLIONS OF [EURO])     STOCK    CAPITAL    EARNINGS  ADJUSTMENT   SECURITIES  INSTRUMENTS  LIABILITY   STOCK    TOTAL
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1,
  2000                      2,565      7,329     23,925      1,922          347          --         (28)      --     36,060
---------------------------------------------------------------------------------------------------------------------------
Net income                     --         --      7,894         --           --          --          --       --      7,894
Other comprehensive
  income (loss)                --         --         --      1,363         (149)       (408)          6       --        812
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive
  income                                                                                                              8,706
---------------------------------------------------------------------------------------------------------------------------
Increase in stated value
  of capital stock             44        (44)        --         --           --          --          --       --         --
Issuance of capital stock      --          1         --         --           --          --          --       --          1
Purchase of capital stock      --         --         --         --           --          --          --      (88)       (88)
Re-issuance of treasury
  stock                        --         --         --         --           --          --          --       88         88
Dividends                      --         --     (2,358)        --           --          --          --       --     (2,358)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  2000                      2,609      7,286     29,461      3,285          198        (408)        (22)      --     42,409
---------------------------------------------------------------------------------------------------------------------------
Net loss                       --         --       (662)        --           --          --          --       --       (662)
Other comprehensive
  income (loss)                --         --         --        565         (137)         71        (884)      --       (385)
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                             (1,047)
---------------------------------------------------------------------------------------------------------------------------
Purchase of capital stock      --         --         --         --           --          --          --      (66)       (66)
Re-issuance of treasury
  stock                        --         --         --         --           --          --          --       66         66
Dividends                      --         --     (2,358)        --           --          --          --       --     (2,358)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  2001                      2,609      7,286     26,441      3,850           61        (337)       (906)      --     39,004
---------------------------------------------------------------------------------------------------------------------------
Net income                     --         --      4,718         --           --          --          --       --      4,718
Other comprehensive
  income (loss)                --         --         --     (3,250)        (135)      1,402      (6,289)      --     (8,272)
---------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                             (3,554)
---------------------------------------------------------------------------------------------------------------------------
Issuance of shares upon
  conversion of notes          24        482         --         --           --          --          --       --        506
Purchase of capital stock      --         --         --         --           --          --          --       49         49
Re-issuance of treasury
  stock                        --         --         --         --           --          --          --      (49)       (49)
Dividends                      --         --     (1,003)        --           --          --          --       --     (1,003)
Other                          --        (39)        --         --           --          --          --       --        (39)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
  2002                      2,633      7,729     30,156        600          (74)      1,065      (7,195)      --     34,914
---------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               CONSOLIDATED
                                                                             -------------------------------------------------
                                                                                          YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------------------
                                                                               2002
(IN MILLIONS)                                                                (NOTE 1)       2002         2001         2000
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                            $   4,947   [EURO]4,718   [EURO](662) [EURO]7,894
------------------------------------------------------------------------------------------------------------------------------
Income (loss) applicable to minority interests                                      15            14          (44)          12
------------------------------------------------------------------------------------------------------------------------------
Cumulative effects of changes in accounting principles                             166           159           --           87
------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
------------------------------------------------------------------------------------------------------------------------------
  Gains on disposals of businesses                                              (2,773)       (2,645)        (768)      (5,568)
------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of equipment on operating leases                 7,595         7,244        7,254        6,487
------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortization of fixed assets                                  6,688         6,379        7,022        7,131
------------------------------------------------------------------------------------------------------------------------------
  Change in deferred taxes                                                         281           268       (1,058)       1,220
------------------------------------------------------------------------------------------------------------------------------
  Equity (income) loss from associated companies                                    17            16          (97)         244
------------------------------------------------------------------------------------------------------------------------------
  Change in financial instruments                                                  224           214         (409)         (90)
------------------------------------------------------------------------------------------------------------------------------
  (Gains) losses on disposals of fixed assets/securities                          (624)         (595)        (600)        (455)
------------------------------------------------------------------------------------------------------------------------------
  Change in trading securities                                                     269           257           (4)          22
------------------------------------------------------------------------------------------------------------------------------
  Change in accrued liabilities                                                  3,473         3,312        2,825        1,778
------------------------------------------------------------------------------------------------------------------------------
  Turnaround plan expenses -- Chrysler Group                                       728           694        3,064           --
------------------------------------------------------------------------------------------------------------------------------
  Turnaround plan payments -- Chrysler Group                                      (537)         (512)        (365)          --
------------------------------------------------------------------------------------------------------------------------------
  Changes in other operating assets and liabilities:
------------------------------------------------------------------------------------------------------------------------------
  -- inventories, net                                                                6             6         (725)        (876)
------------------------------------------------------------------------------------------------------------------------------
  -- trade receivables                                                            (320)         (305)         620         (731)
------------------------------------------------------------------------------------------------------------------------------
  -- trade liabilities                                                            (510)         (486)        (838)        (424)
------------------------------------------------------------------------------------------------------------------------------
  -- other assets and liabilities                                                 (986)         (942)         729         (714)
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                           18,659        17,796       15,944       16,017
------------------------------------------------------------------------------------------------------------------------------
Purchases of fixed assets:
------------------------------------------------------------------------------------------------------------------------------
-- Increase in equipment on operating leases                                   (18,563)      (17,704)     (17,951)     (19,117)
------------------------------------------------------------------------------------------------------------------------------
-- Purchases of property, plant and equipment                                   (7,492)       (7,145)      (8,896)     (10,392)
------------------------------------------------------------------------------------------------------------------------------
-- Purchases of other fixed assets                                                (330)         (315)        (655)        (480)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on operating leases                        15,845        15,112       11,042        8,285
------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets                                            921           878        1,043          862
------------------------------------------------------------------------------------------------------------------------------
Payments for investments in businesses                                            (587)         (560)        (821)      (4,883)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses                                            5,962         5,686        1,680          311
------------------------------------------------------------------------------------------------------------------------------
Change in cash from exchange of businesses                                          --            --           --       (1,351)
------------------------------------------------------------------------------------------------------------------------------
Additions to receivables from financial services                              (129,363)     (123,379)    (130,863)    (116,507)
------------------------------------------------------------------------------------------------------------------------------
Repayments of receivables from financial services:
------------------------------------------------------------------------------------------------------------------------------
-- Finance receivables collected                                                58,803        56,083       53,251       44,276
------------------------------------------------------------------------------------------------------------------------------
-- Proceeds from sales of finance receivables                                   61,072        58,247       76,662       63,649
------------------------------------------------------------------------------------------------------------------------------
Acquisitions of securities (other than trading)                                 (5,562)       (5,305)      (2,151)      (7,786)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of securities (other than trading)                           5,637         5,376        3,531       10,224
------------------------------------------------------------------------------------------------------------------------------
Change in other cash                                                                83            80          142          200
------------------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                                             (13,574)      (12,946)     (13,986)     (32,709)
------------------------------------------------------------------------------------------------------------------------------
Change in commercial paper borrowings and short-term financial liabilities       3,038         2,898      (12,431)      (3,238)
------------------------------------------------------------------------------------------------------------------------------
Additions to long-term financial liabilities                                    10,447         9,964       26,582       29,257
------------------------------------------------------------------------------------------------------------------------------
Repayment of financial liabilities                                             (17,947)      (17,117)     (10,394)      (9,152)
------------------------------------------------------------------------------------------------------------------------------
Dividends paid (including profit transferred from subsidiaries)                 (1,064)       (1,015)      (2,367)      (2,379)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock (including minority interests)              51            49           75          112
------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                         (51)          (49)         (66)         (88)
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                (5,526)       (5,270)       1,399       14,512
------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash equivalents
  (maturing within 3 months)                                                    (1,253)       (1,195)         276          501
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
  MONTHS)                                                                       (1,694)       (1,615)       3,633       (1,679)
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
------------------------------------------------------------------------------------------------------------------------------
  AT BEGINNING OF PERIOD                                                        11,235        10,715        7,082        8,761
------------------------------------------------------------------------------------------------------------------------------
  AT END OF PERIOD                                                               9,541         9,100       10,715        7,082
------------------------------------------------------------------------------------------------------------------------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

        INDUSTRIAL BUSINESS*                   FINANCIAL SERVICES*
------------------------------------  --------------------------------------
      YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
------------------------------------  --------------------------------------
   2002         2001         2000         2002         2001         2000
------------------------------------  --------------------------------------   ---------------------------------------------
[EURO]4,380   [EURO](980) [EURO]7,761    [EURO]338    [EURO]318    [EURO]133   Net income (loss)
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Income (loss) applicable to minority
         11          (46)         11             3            2            1     interests
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Cumulative effects of changes in accounting
        124           --         (10)           35           --           97     principles
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Adjustments to reconcile net income (loss) to
                                                                                 net cash provided by operating activities:
------------------------------------  --------------------------------------   ---------------------------------------------
     (2,645)        (762)     (5,568)           --           (6)          --     Gains on disposals of businesses
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                                 Depreciation and amortization of equipment
        544          290         207         6,700        6,964        6,280       on operating leases
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                                 Depreciation and amortization of fixed
      6,257        6,917       7,047           122          105           84       assets
------------------------------------  --------------------------------------   ---------------------------------------------
       (498)      (1,595)        590           766          537          630     Change in deferred taxes
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                                 Equity (income) loss from associated
        (78)         (90)        185            94           (7)          59       companies
------------------------------------  --------------------------------------   ---------------------------------------------
        205         (365)        (76)            9          (44)         (14)    Change in financial instruments
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                                 (Gains) losses on disposals of fixed
       (599)        (600)       (454)            4           --           (1)      assets/securities
------------------------------------  --------------------------------------   ---------------------------------------------
        312            3          22           (55)          (7)          --     Change in trading securities
------------------------------------  --------------------------------------   ---------------------------------------------
      3,292        2,472       1,742            20          353           36     Change in accrued liabilities
------------------------------------  --------------------------------------   ---------------------------------------------
        694        3,064          --            --           --           --     Turnaround plan expenses -- Chrysler Group
------------------------------------  --------------------------------------   ---------------------------------------------
       (512)        (365)         --            --           --           --     Turnaround plan payments -- Chrysler Group
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                                 Changes in other operating assets and
                                                                                   liabilities:
------------------------------------  --------------------------------------   ---------------------------------------------
        172         (549)       (725)         (166)        (176)        (151)    -- inventories, net
------------------------------------  --------------------------------------   ---------------------------------------------
       (314)         540        (698)            9           80          (33)    -- trade receivables
------------------------------------  --------------------------------------   ---------------------------------------------
       (317)        (831)       (498)         (169)          (7)          74     -- trade liabilities
------------------------------------  --------------------------------------   ---------------------------------------------
     (2,187)      (1,444)       (623)        1,245        2,173          (91)    -- other assets and liabilities
------------------------------------  --------------------------------------   ---------------------------------------------
      8,841        5,659       8,913         8,955       10,285        7,104   CASH PROVIDED BY OPERATING ACTIVITIES
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Purchases of fixed assets:
------------------------------------  --------------------------------------   ---------------------------------------------
     (4,842)      (3,617)     (3,566)      (12,862)     (14,334)     (15,551)  -- Increase in equipment on operating leases
------------------------------------  --------------------------------------   ---------------------------------------------
     (7,052)      (8,785)    (10,340)          (93)        (111)         (52)  -- Purchases of property, plant and equipment
------------------------------------  --------------------------------------   ---------------------------------------------
       (250)        (564)       (422)          (65)         (91)         (58)  -- Purchases of other fixed assets
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Proceeds from disposals of equipment on
      4,974        3,951       3,374        10,138        7,091        4,911     operating leases
------------------------------------  --------------------------------------   ---------------------------------------------
        828          991         836            50           52           26   Proceeds from disposals of fixed assets
------------------------------------  --------------------------------------   ---------------------------------------------
       (532)        (801)     (4,723)          (28)         (20)        (160)  Payments for investments in businesses
------------------------------------  --------------------------------------   ---------------------------------------------
      5,168        1,456         298           518          224           13   Proceeds from disposals of businesses
------------------------------------  --------------------------------------   ---------------------------------------------
         --           --      (1,351)           --           --           --   Change in cash from exchange of businesses
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Additions to receivables from financial
        232          207         133      (123,611)    (131,070)    (116,640)    services
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Repayments of receivables from financial
                                                                                 services:
------------------------------------  --------------------------------------   ---------------------------------------------
         --           --          --        56,083       53,251       44,276   -- Finance receivables collected
------------------------------------  --------------------------------------   ---------------------------------------------
         --           --          --        58,247       76,662       63,649   -- Proceeds from sales of finance receivables
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Acquisitions of securities (other than
     (5,250)      (1,931)     (5,594)          (55)        (220)      (2,192)    trading)
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Proceeds from sales of securities (other than
      5,283        2,381       8,355            93        1,150        1,869     trading)
------------------------------------  --------------------------------------   ---------------------------------------------
       (191)         267         385           271         (125)        (185)  Change in other cash
------------------------------------  --------------------------------------   ---------------------------------------------
     (1,632)      (6,445)    (12,615)      (11,314)      (7,541)     (20,094)  CASH USED FOR INVESTING ACTIVITIES
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Change in commercial paper borrowings and
      1,191        1,264        (393)        1,707      (13,695)      (2,845)    short-term financial liabilities
------------------------------------  --------------------------------------   ---------------------------------------------
      1,910        3,100       2,523         8,054       23,482       26,734   Additions to long-term financial liabilities
------------------------------------  --------------------------------------   ---------------------------------------------
     (7,696)        (347)      2,324        (9,421)     (10,047)     (11,476)  Repayment of financial liabilities
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Dividends paid (including profit transferred
       (434)      (2,356)     (2,370)         (581)         (11)          (9)    from subsidiaries)
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Proceeds from issuance of capital stock
       (227)         (88)       (224)          276          163          336     (including minority interests)
------------------------------------  --------------------------------------   ---------------------------------------------
        (49)         (66)        (88)           --           --           --   Purchase of treasury stock
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               CASH PROVIDED BY (USED FOR) FINANCING
     (5,305)       1,507       1,772            35         (108)      12,740     ACTIVITIES
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               Effect of foreign exchange rate changes on
                                                                                 cash and cash equivalents (maturing within
     (1,087)         223         471          (108)          53           30     3 months)
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               NET INCREASE (DECREASE) IN CASH AND CASH
        817          944      (1,459)       (2,432)       2,689         (220)    EQUIVALENTS (MATURING WITHIN 3 MONTHS)
------------------------------------  --------------------------------------   ---------------------------------------------
                                                                               CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
                                                                                 MONTHS)
------------------------------------  --------------------------------------   ---------------------------------------------
      7,344        6,400       7,859         3,371          682          902   AT BEGINNING OF PERIOD
------------------------------------  --------------------------------------   ---------------------------------------------
      8,161        7,344       6,400           939        3,371          682   AT END OF PERIOD
------------------------------------  --------------------------------------   ---------------------------------------------

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

* Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                       CONSOLIDATED FIXED ASSETS SCHEDULE

                                                       ACQUISITION OR MANUFACTURING COSTS
                           -------------------------------------------------------------------------------------------
                           BALANCE AT                 CHANGE IN                                            BALANCE AT
                           JANUARY 1,    CURRENCY    CONSOLIDATED                RECLASSI-                DECEMBER 31,
(IN MILLIONS OF [EURO])       2002        CHANGE      COMPANIES     ADDITIONS    FICATIONS    DISPOSALS       2002
----------------------------------------------------------------------------------------------------------------------
Goodwill                        3,980         (547)            1          132          (62)           6         3,498
Other intangible assets         1,034         (227)           14        2,689          106          127         3,489
----------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS               5,014         (774)           15        2,821           44          133         6,987
----------------------------------------------------------------------------------------------------------------------
Land, leasehold
  improvements and
  buildings including
  buildings on land owned
  by others                    20,999       (1,776)           18          381          350          614        19,358
Technical equipment and
  machinery                    36,946       (4,240)            5          808        2,061        1,760        33,820
Other equipment, factory
  and office equipment         23,734       (2,815)            3          858        1,961        1,361        22,380
Advance payments relating
  to plant and equipment
  and construction in
  progress                      5,914         (852)           31        5,144       (4,462)         109         5,666
----------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND
  EQUIPMENT                    87,593       (9,683)           57        7,191          (90)       3,844        81,224
----------------------------------------------------------------------------------------------------------------------
Investments in affiliated
  companies                     1,059          (49)           33          340           --          162         1,221
Loans to affiliated
  companies                       143           --             6           43           --           98            94
Investments in associated
  companies                     8,574         (121)            1          617           --        2,732         6,339
Investments in related
  companies                     1,871          (65)           (4)          68            2          614         1,258
Loans to associated and
  related companies               341          (36)           --           30           --           39           296
Long-term securities              369            4             1           70           --          247           197
Other loans                       368           (7)           (1)           6           --           68           298
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND LONG-TERM
  FINANCIAL ASSETS             12,725         (274)           36        1,174            2        3,960         9,703
----------------------------------------------------------------------------------------------------------------------
EQUIPMENT ON OPERATING
  LEASES (2)                   48,388       (6,274)          192       17,704           44       22,365        37,689
----------------------------------------------------------------------------------------------------------------------

(1) Currency translation changes with period end rates.
(2) Excluding initial direct costs.

  THE CONSOLIDATED FIXED ASSETS SCHEDULE IS PART OF THE NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                       DEPRECIATION/AMORTIZATION                           BOOK VALUE(1)
-----------------------------------------------------------------------  ------------------
                   CHANGE IN
BALANCE             CONSOL                                     BALANCE   BALANCE   BALANCE
  AT                -IDATED                                       AT        AT        AT
JANUARY  CURRENCY   COMPA-               RECLASSI-             DECEMBER  DECEMBER  DECEMBER
1, 2002   CHANGE     NIES     ADDITIONS  FICATIONS  DISPOSALS  31, 2002  31, 2002  31, 2001
-----------------------------------------------------------------------  ------------------   ------------------------------
 1,609      (204)        1         40       (18)          1      1,427     2,071     2,371    Goodwill
   542       (56)        3        175        19          49        634     2,855       492    Other intangible assets
-----------------------------------------------------------------------  ------------------   ------------------------------
 2,151      (260)        4        215         1          50      2,061     4,926     2,863    INTANGIBLE ASSETS
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              Land, leasehold improvements
                                                                                                and buildings including
                                                                                                buildings on land owned by
 9,174      (646)       (1)       684       (16)        365      8,830    10,528    11,825      others
                                                                                              Technical equipment and
23,054    (2,385)       (7)     2,756        (5)      1,684     21,729    12,091    13,892      machinery
                                                                                              Other equipment, factory and
14,074    (1,572)       (3)     2,929        28       1,174     14,282     8,098     9,660      office equipment
                                                                                              Advance payments relating to
                                                                                                plant and equipment and
   126       (21)        1         16        (8)         --        114     5,552     5,788      construction in progress
-----------------------------------------------------------------------  ------------------   ------------------------------
46,428    (4,624)      (10)     6,385        (1)      3,223     44,955    36,269    41,165    PROPERTY, PLANT AND EQUIPMENT
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              Investments in affiliated
   130        --         9         23        --          23        139     1,082       929      companies
    --        --         7         --        --          --          7        87       143    Loans to affiliated companies
                                                                                              Investments in associated
    (2)       --         2         --        --          --         --     6,339     8,576      companies
                                                                                              Investments in related
   210        (4)       --         40        --           2        244     1,014     1,661      companies
                                                                                              Loans to associated and
     1        --        --         14        --           2         13       283       340      related companies
     1        --        (1)        --        --          --         --       197       368    Long-term securities
    10        --        (1)         1        --           1          9       289       358    Other loans
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              INVESTMENTS AND LONG-TERM
   350        (4)       16         78        --          28        412     9,291    12,375      FINANCIAL ASSETS
-----------------------------------------------------------------------  ------------------   ------------------------------
                                                                                              EQUIPMENT ON OPERATING
12,598    (1,669)       44      7,244        --       8,583      9,634    28,055    35,790      LEASES(2)
-----------------------------------------------------------------------  ------------------   ------------------------------

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    GENERAL -- The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). All amounts herein are shown in euros and for the year 2002 amounts are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of [EURO]1 = $1.0485, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002.

    Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

    Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

    USE OF ESTIMATES -- Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, further adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to a collective bargaining agreement; fluctuations in currency exchange rates and interest rates; significant legal proceedings and environmental and other government regulations.

    PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries. All significant intercompany transactions and balances relating to these majority-owned entities have been eliminated.

    INVESTMENTS IN ASSOCIATED COMPANIES -- Significant investments in which DaimlerChrysler has 20% to 50% of the voting rights or the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies") such as the European Aeronautic Defence and Space Company EADS N.V. ("EADS") and Mitsubishi Motors Corporation ("MMC") are accounted for using the equity method. Because the financial statements of EADS and MMC are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group's proportionate share of the results of operations of these associated companies are included in DaimlerChrysler's consolidated financial statements on a three month lag. An

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
impairment loss on its investment in an associated company is recognized when the loss in value of the investment is determined to be other than temporary.

    FOREIGN CURRENCIES -- The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated using period-end exchange rates while the statements of income (loss) and the statements of cash flows are translated using average exchange rates during the respective periods. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss).

    The assets and liabilities of foreign operations in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses recognized in earnings. Further, in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

    Due to the economic and political situation in Argentina, assets and liabilities of Argentine subsidiaries at December 31, 2001 were translated from Argentine peso ("ARP") into euro using the first subsequent rate after the balance sheet date at which exchanges could be made ([EURO]1 = ARP 1.498).

    The exchange rates of the significant currencies of non-euro countries used in preparation of the consolidated financial statements were as follows:

                                                        EXCHANGE RATE
                                                       AT DECEMBER 31,      ANNUAL AVERAGE EXCHANGE RATE
                                                     -------------------   ------------------------------
                                                       2002       2001       2002       2001       2000
                                                     [EURO]1    [EURO]1    [EURO]1    [EURO]1    [EURO]1
                                                        =          =          =          =          =
                                                      ------     ------     ------     ------     ------
CURRENCY:
Brazil...................................       BRL     3.71       2.05       2.78       2.11       1.69
Great Britain............................       GBP     0.65       0.61       0.63       0.62       0.61
Japan....................................       JPY   124.39     115.33     118.04     108.69      99.47
United States............................       USD     1.05       0.88       0.95       0.90       0.92

    REVENUE RECOGNITION -- Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales in the period incurred.

    DaimlerChrysler uses price discounts (primarily at the Chrysler Group) to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

    The Group records as a reduction to revenue at the time of sale to the dealer the estimated impact of sales incentives programs offered to dealers and consumers. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory. The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventory. The majority of vehicles held in dealers' inventory are sold to consumers within the next quarter and the sales incentives accrued liability is adjusted to reflect actual experience.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    When below market rate loans under special financing programs are used to promote sales of vehicles and the vehicle is financed by the Services segment, the effect of the rate differential at the contract origination date is recorded as unearned income in the consolidated balance sheet. Services amortizes the unearned income balance into earnings using the interest rate method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

    Sales under which the Group guarantees the minimum resale value of the product are accounted for as operating leases with the related revenues and costs deferred at the time of title passage. Revenue from operating leases is recognized on a straight-line basis over the lease term. Revenue on long-term contracts is generally recognized under the percentage-of-completion method based upon contractual milestones or performance.

    Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

    The Group offers extended warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income is recognized on a straight-line basis. A loss on these service contracts is recognized in the period, if the sum of expected costs for services under the contract exceeds unearned revenue.

    The Group sells significant amounts of finance receivables as asset-backed securities through securitization. The Group sells a portfolio of receivables to a non-consolidated trust and usually remains as servicer, and is paid a servicing fee. Servicing fees are earned on a level-yield basis over the remaining term of the related sold receivables. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of sold receivables and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sales of finance receivables are recognized in the period in which sales occur. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based upon their relative fair values.

    ESTIMATED CREDIT LOSSES -- DaimlerChrysler determines its allowance for credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process. The evaluation considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Other receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated individually for impairment based on the fair value of collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts.

    VALUATION OF RETAINED INTERESTS IN SOLD RECEIVABLES -- DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. Such retained interests represent the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, estimated future credit losses arising from

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
the collection of the sold receivables, and expected repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

    The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a separate component of accumulated other comprehensive income (loss) until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the expected cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy. An impairment adjustment to the carrying value of the retained interests is recognized if the expected cash flows decline below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered other-than-temporary. Other-than-temporary impairment adjustments are generally recorded as a reduction of revenue.

    PRODUCT WARRANTIES -- A liability for the expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of recoveries from suppliers.

    RESEARCH AND DEVELOPMENT AND ADVERTISING -- Research and development and advertising costs are expensed as incurred.

    SALES OF NEWLY ISSUED SUBSIDIARY STOCK -- Gains resulting from the issuance of stock by a Group subsidiary or equity method investment which reduces DaimlerChrysler's percentage ownership ("dilution gains") are recorded in the statement of income (loss).

    STOCK-BASED COMPENSATION PLANS -- At December 31, 2002, DaimlerChrysler has various stock appreciation rights plans ("SARs"), two stock option plans and a medium term incentive award plan which are described more fully in Note 24. For the periods presented herein, the Group has applied the recognition and measurement provisions of APB Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for those plans. The following table illustrates the effect on net income (loss) and earnings
(loss) per share as if the fair value method of Statement of Financial Accounting Standards No. ("SFAS")

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

123, "Accounting for Stock-Based Compensation," had been applied to all outstanding and unvested stock options in each period.

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2002       2001       2000
                                                     --------   --------   --------
Net income (loss) (in millions of [EURO]):
    Net income (loss), as reported before
    extraordinary items and cumulative effects of
    changes in accounting principles...............    4,877       (662)     2,465
        Add: Stock-based employee compensation
        expense included in reported net income,
        net of related tax effects.................       35         12          8
        Deduct: Total stock-based employee
        compensation expense determined under fair
        value based method for all awards, net of
        related tax effects........................     (149)       (84)       (20)
    Pro forma net income (loss)....................    4,763       (734)     2,453
Earnings (loss) per share (in [EURO]):
    Basic -- as reported before extraordinary items
    and cumulative effects of changes in accounting
    principles.....................................     4.84      (0.66)      2.46
    Basic -- pro forma.............................     4.72      (0.73)      2.45
    Diluted -- as reported before extraordinary
    items and cumulative effects of changes in
    accounting principles..........................     4.82      (0.66)      2.45
    Diluted -- pro forma...........................     4.71      (0.73)      2.44

    PENSION AND OTHER POST RETIREMENT PLANS -- The measurement of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the Group's consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of 1) the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement plans) or 2) the fair value or market-related value of that plan's assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 25a).

    EARNINGS PER SHARE -- Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see
Note 35). Net income represents the earnings of the Group after minority interests.

    INTANGIBLE ASSETS -- Purchased intangible assets, other than goodwill, with a definite useful life, are valued at acquisition cost and are amortized over their respective useful lives (2 to 10 years) on a straight-line basis. Goodwill and intangible assets with an indefinite useful life are no longer amortized as a result of the adoption of SFAS 142, "Goodwill and Other Intangible Assets" in 2002 (see NEW ACCOUNTING PRONOUNCEMENTS). The Group now

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
evaluates the recoverability of its goodwill at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value based on cash flows. Prior to the adoption of SFAS 142, goodwill derived from acquisitions that were completed before July 1, 2001, was capitalized and amortized over 3 to 40 years. Goodwill acquired in business combinations after June 30, 2001, and intangible assets with an indefinite useful life acquired after June 30, 2001, were not amortized in accordance with SFAS 142. Goodwill acquired in business combinations that were completed before July 1, 2001, and intangible assets with an indefinite useful life acquired before July 1, 2001, were amortized until December 31, 2001.

    PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized using either the declining balance method until the straight-line method yields larger expenses or the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed: buildings -- 10 to 50 years; site improvements -- 5 to 33 years; technical equipment and machinery -- 3 to 30 years; and other equipment, factory and office equipment -- 2 to 33 years.

    For the Group's subsidiaries in Germany, depreciation expense for property, plant and equipment placed in service before January 1, 2001 is being recognized using either the straight-line method or the declining balance method until the straight-line method yields larger expenses. Property, plant and equipment placed in service at these companies after December 31, 2000 is depreciated using the straight-line method of depreciation. This change in accounting method for new additions beginning January 1, 2001 was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change in method on net income in 2002 and on the net loss in 2001 was not significant.

    As part of its Turnaround Plan objectives (see Note 7), the Chrysler Group has lengthened its platform life-cycles and is aggressively pursuing a strategy to use manufacturing equipment for more than one product launch. The Chrysler Group performed an extensive engineering review of the assets utilized in its manufacturing facilities. These studies resulted in revisions to the estimated remaining useful lives as well as a reduction in estimated salvage values of certain manufacturing machinery, equipment and tooling to better represent the revised platform strategy and the increased use of flexible manufacturing techniques in its facilities. The change in these estimated useful lives and salvage values was applied to existing assets and new additions beginning in 2002. The change in estimates resulted in reduced depreciation and amortization expenses of machinery, equipment and tooling of [EURO]324 million
([EURO]206 million, net of taxes, or [EURO]0.20 per diluted share) for the year ended December 31, 2002.

    LEASING -- The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expenses on operating leases, where the Group is lessee, is recognized over the respective lease terms using the straight-line method. Equipment on operating leases, where the Group is lessor, is carried initially at its acquisition cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third party information as well as historical and projected experience about expected resale values for the types of equipment leased.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    LONG-LIVED ASSETS -- The Group evaluates its long-lived assets (which includes equipment on operating leases where the Group is lessor, but excludes goodwill) in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see NEW ACCOUNTING PRONOUNCEMENTS). This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment to be recognized in the Group's financial statements is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

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

    MARKETABLE SECURITIES AND INVESTMENTS -- Securities and certain investments are accounted for at fair value, if readily determinable. Unrealized gains and losses on trading securities, representing securities bought principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss), net of applicable taxes. All other securities are recorded at cost. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in earnings.

    CASH EQUIVALENTS -- The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

    FINANCIAL INSTRUMENTS -- DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of financial instruments is based upon the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138 (see Note 10). SFAS 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive income
(loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

    Further information on the Group's financial instruments is included in
Note 32.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    COMMITMENTS AND CONTINGENCIES -- Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

    DaimlerChrysler accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

    DEPOSITS FROM DIRECT BANKING BUSINESS -- Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

    NEW ACCOUNTING PRONOUNCEMENTS -- In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and
SFAS 142. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    DaimlerChrysler adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    In connection with the transitional impairment evaluation, SFAS 142 required DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler
(1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

    Companies accounted for by DaimlerChrysler using the equity method, such as EADS and MMC are also subject to the requirements of SFAS 141 and SFAS 142. DaimlerChrysler's proportionate share of its equity method investees' (primarily
EADS) transitional goodwill impairment charge resulting from the adoption of SFAS 142 was [EURO]159 million ([EURO]0.16 per share). This transitional impairment charge and the related per share amount are reported as the cumulative effect of a change in accounting principle in the Group's consolidated statement of income (loss) for the year ended December 31, 2002 (see Note 10).

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group adopted SFAS 143 on January 1, 2003. The adoption of
SFAS 143 did not have a material impact on the Group's consolidated financial statements.

    In August 2001, the FASB issued SFAS 144, which retains the previous requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned, be revised to its shortened useful life. SFAS 144 requires all long-lived assets to be disposed of by sale, be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Thus, future operating losses from discontinued operations are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 compared to previous requirements, except for goodwill, did not have an impact on the Group's consolidated financial statements.

    In December 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 01-06, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others." SOP 01-06 aligns accounting guidance related to loans and trade receivables for all entities. The measurement provisions of the Statement only apply to financial institutions. The disclosure and classification requirements for loans and trade receivables apply to all entities. This SOP is effective for financial statements issued for fiscal years beginning after December 15, 2001.

    In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements
No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on the Group's consolidated financial statements.

    In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement will affect the Group's accounting for exit and disposal activities initiated after December 31, 2002.

    In November 2002, the Emerging Issue Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for DaimlerChrysler in its financial statements beginning July 1, 2003. DaimlerChrysler will apply the consensus prospectively in 2003. DaimlerChrysler is currently determining the impact of the adoption of EITF 00-21 on the Group's consolidated financial statements.

    Also in November 2002, the FASB issued FASB Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 (see Notes 25 b and 31). The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. DaimlerChrysler is currently determining the impact of the recognition and measurement provisions of FIN 45 on the Group's consolidated financial statements.

    In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement
No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. DaimlerChrysler applies APB 25 that uses an intrinsic value based approach to measure compensation expense. The Group is currently considering the adoption of SFAS 123 in 2003. Under SFAS 123, compensation expense of stock option plans is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense is recognized over the service period with an offsetting credit to equity (paid-in capital). If adopted, use of the fair value based method will result in additional compensation expense in the Group's statement of income (loss) depending upon the number, price and other significant terms of the stock options granted (see Note 24).

    In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51," which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For DaimlerChrysler, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which DaimlerChrysler obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003.

    DaimlerChrysler utilizes various special purpose entities to securitize wholesale and retail automotive receivables in the ordinary course of business. Public retail and public wholesale transactions typically involve the sale of a portfolio of receivables through trusts that issue securities to the public. These trusts meet the criteria in SFAS 140 for qualifying special purposes entities (QSPE) and therefore, such securitizations are treated as sales with de-recognition of the transferred receivables. In these transactions, DaimlerChrysler generally receives a

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
servicing fee in exchange for primarily collecting payments, responding to inquiries of obligors on the sold receivables and furnishing the reports as required under the respective servicing agreements. DaimlerChrysler retains a subordinated beneficial interest in the receivables sold and legally its risk of loss is limited to the amount of the carrying value of these retained interests. These transactions are not subject to the provisions of FIN 46.

    DaimlerChrysler also sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduit. These transactions are subject to the provisions of FIN 46. DaimlerChrysler is currently evaluating whether it is the primary beneficiary of these variable interest entities and therefore would be required to consolidate them.

    The outstanding balance of receivables sold to QSPEs and corresponding retained interest balance as of December 31, 2002 are approximately
[EURO]22.9 billion and [EURO]3.2 billion, respectively. The outstanding balance of receivables sold to conduits and corresponding retained interest balance as of December 31, 2002 are approximately [EURO]7.2 billion and [EURO]1.0 billion, respectively.

    To a limited extent, DaimlerChrysler uses off-balance-sheet leasing structures. In these structures, a variable interest entity is established and owned by third parties. The variable interest entity raises funds by issuing debt and equity securities to third party investors. The variable interest entity uses the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment at fair value or re-lease the property and equipment under new terms. DaimlerChrysler is currently evaluating whether its interests in these entities require consolidation or information to be disclosed when FIN 46 becomes effective. If these entities are required to be consolidated in accordance with FIN 46, their aggregate size is not expected to be material to the Group's consolidated financial statements. Further, the Group's maximum exposure to loss as a result of its involvement with these entities is also not expected to be significant.

    DaimlerChrysler is evaluating the extent to which it has involvement in other entities, in addition to those described above, and whether its interests are subject to the requirements of FIN 46. It is reasonably possible that DaimlerChrysler may be required to consolidate or disclose information about any of these entities when FIN 46 becomes effective. However, DaimlerChrysler believes the aggregate size and the Group's maximum exposure to loss as a result of its involvement with these entities is also insignificant.

2. SCOPE OF CONSOLIDATION

    SCOPE OF CONSOLIDATION -- DaimlerChrysler comprises 451 German and non-German subsidiaries (2001: 470). A total of 102 (2001: 102) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2002, 45 subsidiaries were included in the consolidated financial statements for the first time. A total of 64 subsidiaries were no longer included in the consolidated group. Significant effects of changes in the consolidated group on the consolidated balance sheets and the consolidated statements of income (loss) are explained further in the notes to the consolidated financial statements. A total of 305 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the financial position, results of operations, and cash flows of the Group is not material (2001: 296). The effect of such non-consolidated subsidiaries for all years presented on consolidated assets, revenues and net income (loss) of DaimlerChrysler was approximately 1%. In addition, 5 (2001: 5) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 112 associated companies (2001: 96) accounted for at cost and recorded under investments in related

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
companies as these companies are not material to the respective presentation of the financial position, results of operations or cash flows of the Group.

3. EQUITY METHOD INVESTMENTS

    At December 31, 2002, the significant investments in companies accounted for under the equity method were the following:

                                                              OWNERSHIP
                          COMPANY                             PERCENTAGE
                          -------                             ----------
European Aeronautic Defence and Space Company EADS N.V......     33.0%
Mitsubishi Motors Corporation...............................     37.1%

    Further information with respect to the transactions which resulted in the Group's holdings in EADS and MMC is presented in Note 4 (ACQUISITIONS AND DISPOSITIONS) and Note 11 (EXTRAORDINARY ITEMS). The aggregate quoted market prices as of December 31, 2002, for DaimlerChrysler's shares in EADS and MMC were [EURO]2,627 million and [EURO]1,124 million, respectively.

    The carrying value of the significant investments exceeded DaimlerChrysler's share of the underlying reported net assets by approximately [EURO]840 million at December 31, 2002. The excess of the Group's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion considered as investor level goodwill. The fair value adjustments and goodwill are accounted for in the respective equity method investment balances. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and DaimlerChrysler's share of the equity investees' earnings, losses and distributions. Investor level goodwill relating to the Group's investments in EADS and MMC was being amortized over a 20 year period until December 31, 2001. After December 31, 2001, such goodwill was no longer amortized as a result of adopting SFAS 142. The total carrying value, including goodwill, of each equity method investment will continue to be evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The following tables present, on a three month lag, summarized U.S. GAAP financial information for EADS and MMC (amounts shown on a 100% basis in millions of [EURO]) which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS:

    INCOME STATEMENT INFORMATION:

                                                                2002       2001
                                                              --------   --------
Revenues....................................................   28,769     27,004
Net income..................................................      521      2,598

    BALANCE SHEET INFORMATION:

                                                                2002       2001
                                                              --------   --------
Fixed assets................................................   26,254     26,505
Non-fixed assets............................................   19,207     22,119
                                                               ------     ------
Total assets................................................   45,461     48,624
                                                               ======     ======
Stockholders' equity........................................   13,143     11,409
Minority interests..........................................      942        598
Accrued liabilities.........................................    8,262     11,149
Other liabilities...........................................   23,114     25,468
                                                               ------     ------
Total liabilities and stockholders' equity..................   45,461     48,624
                                                               ======     ======

MMC:

    INCOME STATEMENT INFORMATION:

                                                                2002       2001
                                                              --------   --------
Revenues....................................................   27,847     30,057
Net income (loss)...........................................      154     (1,209)

    BALANCE SHEET INFORMATION:

                                                                2002       2001
                                                              --------   --------
Fixed assets................................................   10,465     11,974
Non-fixed assets............................................   11,971     12,697
                                                               ------     ------
Total assets................................................   22,436     24,671
                                                               ======     ======
Stockholders' equity........................................    1,422      1,528
Minority interests..........................................      121        (61)
Accrued liabilities.........................................    5,039      5,800
Other liabilities...........................................   15,854     17,404
                                                               ------     ------
Total liabilities and stockholders' equity..................   22,436     24,671
                                                               ======     ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

4. ACQUISITIONS AND DISPOSITIONS

    DaimlerChrysler signed contracts to sell a controlling (51%) interest in VM Motori S.p.A. and its 100% ownership interest in Detroit Diesel Motores do Brasil Ltda, both wholly-owned subsidiaries of DaimlerChrysler, in the fourth quarter of 2002. The sales of these ownership interests are expected to be concluded in the first quarter of 2003. The expected losses from the sales of these ownership interests has been allocated to impairment losses on
(1) long-lived assets in the disposal groups held for sale, (2) goodwill in the disposal groups held for sale, (3) long-lived assets to be retained and
(4) goodwill to be retained. The total goodwill impairment charge recognized in 2002 amounted to [EURO]40 million and is included in other expenses of the Commercial Vehicles segment (see Note 5). Within the consolidated balance sheet, [EURO]122 million of total assets and [EURO]102 million total liabilities have been classified as held for sale at December 31, 2002. DaimlerChrysler will account for the remaining 49% of VM Motori S.p.A. using the equity method.

    On January 6, 2003, MMC spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"). Pursuant to a share sale and purchase agreement with MMC dated September 20, 2002, DaimlerChrysler agreed to purchase from MMC a non-controlling (43%) interest of MFTBC's shares for approximately [EURO]760 million in cash. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they agreed to purchase from MMC a total minority interest of 15% of MFTBC's shares for approximately [EURO]265 million in cash. DaimlerChrysler and the Mitsubishi Group purchasers expect to consummate their respective transactions in March 2003. After the transactions are executed, MMC will hold a non-controlling (42%) interest in MFTBC. DaimlerChrysler will account for its investment in MFTBC using the equity method with the excess of the purchase price of DaimlerChrysler's share of the underlying net assets of MFTBC allocated to any identifiable tangible and intangible assets based on estimated fair values. Any remaining excess purchase price will be allocated to investor-level goodwill.

    In June 2001, DaimlerChrysler entered into a commercial vehicle joint venture agreement with Hyundai Motor Company ("HMC"). In a first phase, the Group and HMC established DaimlerHyundai Truck Corporation ("DHTC"). The Group acquired a non-controlling (50%) interest in DHTC. DHTC was formed to produce and/or distribute engines and engine parts. The commercial vehicle joint venture agreement with HMC also included an option for the Group to acquire 50% of the commercial vehicle business of HMC. Pursuant to this option, which DaimlerChrysler exercised in December 2002, HMC is in the process of contributing its entire commercial vehicle business to a new legal entity. Subject to receiving all necessary governmental approvals, DaimlerChrysler currently plans to acquire a 50% interest in that entity from HMC for [EURO]400 million at the end of February 2003. DaimlerChrysler will account for its investment in the commercial vehicle business using the equity method with the excess of the purchase price of DaimlerChrysler's share of the underlying net assets allocated to any identifiable tangible and intangible assets based on estimated fair values. Any remaining excess purchase price will be allocated to investor-level goodwill. The purpose of the new commercial vehicle joint venture is to design, produce and distribute commercial vehicles above 4t gross vehicle weight (GVW), including buses, as well as components for those vehicles. DaimlerChrysler and HMC intend to combine their commercial vehicle and engine joint ventures in the first half of 2003. The Group continues to hold a 10% equity interest in HMC, which was acquired in two installments in September 2000 and in March 2001 for approximately [EURO]484 million and is accounted for as an available-for-sale security.

    During 2002, in separate transactions, the Group acquired various dealerships in Europe and completed certain other acquisitions, none of which were material. The aggregate purchase price paid in these separate acquisitions resulted in additions to goodwill of approximately [EURO]132 million.

    On October 18, 2000, DaimlerChrysler acquired a 34% equity interest in MMC for approximately [EURO]2,200 million. At the closing date of the transaction, the Group also purchased MMC bonds with an aggregate face value of

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

JPY19,200 million and a stated interest rate of 1.7% for [EURO]206 million, which are convertible into shares of MMC stock. The bonds are only convertible by DaimlerChrysler in the event that its ownership percentage would be diluted below 34% upon conversion of previously issued convertible bonds. To the extent not converted, the bonds and accrued interest are due on April 30, 2003. In June 2001, Volvo AB sold its 3.3% interest in MMC, plus its operational contracts with MMC, to DaimlerChrysler for $297 million ([EURO]343 million) increasing DaimlerChrysler's interest in MMC to 37.3%. In November 2002, a rights offering at MMC reduced the Group's interest to 37.1%.

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was received during 2001. On July 5, 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce, Paris, and thereby raised claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentation, and seeks total damages of approximately [EURO]960 million. The sale and purchase agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. DaimlerChrysler believes the complaints are without merit and is defending itself vigorously against such claims in the current arbitration proceedings. Due to uncertainties with respect to the ultimate outcome of these proceedings, the Group has recognized a partial after-tax gain of [EURO]237 million on the sale of Adtranz in the fourth quarter of 2001, representing the maximum possible adjustment to the sales price and the aforementioned maximum amount with respect to any further claims in accordance with the sale and purchase agreement.

    In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million, resulting in a pretax gain of [EURO]209 million. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's 40% interest in the Automotive Electronics activities for proceeds of [EURO]215 million, resulting in a pretax gain of [EURO]128 million.

    In October 2000, DaimlerChrysler acquired all the remaining outstanding shares of Detroit Diesel Corporation for approximately [EURO]500 million. The acquisition of the remaining 78.6% interest in Detroit Diesel was accounted for using the purchase method of accounting and resulted in goodwill of approximately [EURO]310 million, which was being amortized on a straight-line basis over a 20 year period until December 31, 2001. After December 31, 2001, goodwill will no longer be amortized, but instead tested for impairment at least annually, as a result of adopting SFAS 142.

    In October 2000, DaimlerChrysler Services AG and Deutsche Telekom AG formed a joint venture in the area of information technology. In accordance with the agreement, Deutsche Telekom received a 50.1% interest in T-Systems ITS through an investment of approximately [EURO]4,571 million for new shares of T-Systems ITS (see Note 11). In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS for proceeds of [EURO]4,694 million. The sale was consummated in March 2002 with the termination of the joint venture, resulting in a gain of [EURO]2,484 million.

    In September 2000, DaimlerChrysler acquired 100% of the outstanding shares of the Canadian company Western Star Trucks Holdings Ltd. for approximately [EURO]500 million. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately [EURO]380 million, which was being amortized on a straight-line basis using a useful life of 20 years until December 31, 2001. After December 31, 2001, goodwill will no longer be amortized, but instead tested for impairment at least annually, as a result of adopting SFAS 142.

    Information on the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares of EADS and the related initial public offering of EADS in July 2000 is included in Note 11.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF INCOME (LOSS)

5. FUNCTIONAL COSTS AND OTHER EXPENSES

    Selling, administrative and other expenses are comprised of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2002       2001       2000
(IN MILLIONS OF [EURO])                              --------   --------   --------
Selling expenses...................................   12,059     11,823     11,666
Administration expenses............................    5,390      5,539      5,921
Goodwill amortization and impairments..............       40        184        279
Other expenses.....................................      804        785        437
                                                      ------     ------     ------
                                                      18,293     18,331     18,303
                                                      ======     ======     ======

    Moderate demand and strong competition in the European market for commercial vehicles resulted in idle capacity at one of the Group's German assembly plants. Consequently, DaimlerChrysler determined that it does not expect to recover the carrying value of certain long-lived assets (primarily manufacturing equipment and tooling) at this plant. In accordance with the provisions of SFAS 144, an impairment charge amounting to [EURO]201 million was recognized in 2002. The charge is included in cost of sales of the Commercial Vehicles segment.

    In 2002, a goodwill impairment charge of [EURO]40 million was recognized in connection with the contracted sale of controlling interests in two businesses in the Commercial Vehicles segment (see Note 4).

    In October 2002, DaimlerChrysler reached a final agreement with GE Capital to sell a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases. The sale will be consummated in tranches beginning in November 2002 over a period of approximately 12 months. The agreement contains provisions for DaimlerChrysler to receive a share of future payments throughout the remaining term of the contracts in the portfolio. As a result of current economic conditions, the Group also re-evaluated the recoverability of its remaining leasing portfolio in the fourth quarter of 2002. In connection with the sale agreement, the Group classified finance lease receivables with a carrying value of [EURO]493 million and equipment under operating leases with a carrying value of [EURO]40 million as held for sale at December 31, 2002. The Services segment recognized impairment losses amounting to [EURO]191 million in other expenses and [EURO]20 million in cost of sales related to the assets held for sale and the re-evaluation of the remaining portfolio.

    In 2002, due to declining resale prices of used passenger cars and commercial vehicles in North America, DaimlerChrysler recognized impairment charges totaling [EURO]256 million upon re-evaluation of the recoverability of the carrying value of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows were less than their respective carrying values. In accordance with SFAS 144, the resulting impairment charges, recorded as a component of cost of sales in the Services segment, represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

    Following a decision of DaimlerChrysler's Board of Management in the fourth quarter of 2001, DaimlerChrysler, GE Capital and other financial services providers reached an agreement during the six months ended June 30, 2002 to purchase a portion of the DaimlerChrysler's commercial real estate and asset-based lending portfolios in the United States for [EURO]1,260 million. The decision resulted in a charge of [EURO]166 million, which is included in other expense of the Services segment in 2001.

    As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

    In October 2001, the DaimlerChrysler Board of Management approved a turnaround plan for its North American truck subsidiary Freightliner. The turnaround plan is designed to return Freightliner to sustainable profitability and comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model. The implementation of the turnaround plan resulted in charges of [EURO]310 million, reflecting employee termination benefits of [EURO]83 million, asset impairment charges of [EURO]170 million, and other costs to exit certain activities of [EURO]57 million (see Note 25b). The charges were recorded in cost of sales ([EURO]173 million) and selling, administrative and other expenses ([EURO]137 million) in 2001. Employee termination benefits related to voluntary and involuntary severance measures affected hourly and salaried employees. As a result of the voluntary and involuntary measures, 1,314 and 1,484 hourly and salaried employees were affected by the plan in 2002 and 2001, respectively. The amount of employee termination benefit paid and charged against the liability was [EURO]38 million in 2002.

    Based on its investment in MMC and the corresponding strategic alliance entered into in the fourth quarter 2000, DaimlerChrysler conducted a review of its compact car strategy in 2000, and concluded that it was necessary to revise the current strategic plan for the smart brand, including restructuring of supplier contracts. As a result, the carrying values of certain of the brand's long-lived assets were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less then their respective carrying values. In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," DaimlerChrysler recorded an impairment charge of [EURO]281 million. The impairment charge represents the amount by which the carrying values of such assets exceeded their respective fair market values. The impairment relates principally to the carrying values of the manufacturing facility, equipment and tooling. In addition, charges of [EURO]255 million were recorded related to fixed cost reimbursement agreements with MCC smart suppliers. The charges were recorded in cost of sales ([EURO]494 million) and other expenses
([EURO]42 million) for the year 2000.

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

    Personnel expenses included in the statement of income (loss) are comprised of:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       2002       2001       2000
(IN MILLIONS OF [EURO])                              --------   --------   --------
Wages and salaries.................................   19,701     20,073     21,836
Social levies......................................    3,132      3,193      3,428
Net pension cost (see Note 25a)....................      152        630        327
Net postretirement benefit
  cost (see Note 25a)..............................    1,119      1,173        830
Other expenses for pensions and retirements........       59         26         79
                                                      ------     ------     ------
                                                      24,163     25,095     26,500
                                                      ======     ======     ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Number of employees (annual average):

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    2002       2001       2000
                                                  --------   --------   --------
Hourly employees................................  232,304    244,938    270,814
Salaried employees..............................  125,110    122,094    165,117
Trainees/apprentices............................   13,263     12,512     13,663
                                                  -------    -------    -------
                                                  370,677    379,544    449,594
                                                  =======    =======    =======

    In 2001 and 2000, 28 people were employed in each of the years in joint venture companies.

    Information on the remuneration to the current members of the Supervisory Board and the Board of Management is included in Note 37. In 2002, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to [EURO]9 million. An amount of [EURO]150 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2002, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

6. OTHER INCOME

    Other income includes gains on sales of property, plant and equipment ([EURO]49 million, [EURO]104 million and [EURO]106 million in 2002, 2001 and 2000, respectively) and rental income, other than relating to financial services leasing activities ([EURO]197 million, [EURO]191 million and [EURO]178 million in 2002, 2001 and 2000, respectively). In 2001, gains on sales of companies of [EURO]465 million were recognized in other income.

7. TURNAROUND PLAN FOR THE CHRYSLER GROUP

    The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

    The net charges recorded for the plan in 2001 were [EURO]3,064 million ([EURO]1,934 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]2,555 million and [EURO]509 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

    The initial charges of [EURO]3,047 million were recorded in February 2001 with the approval of the turnaround plan. Additional charges of [EURO]268 million in 2001 resulted from the subsequent impairment and disposal costs associated with a component plant as well as costs for a special early retirement program. The return to income adjustments of [EURO]251 million in 2001 include revisions of estimates based upon information currently available or actual settlements. These adjustments reflect lower than anticipated costs associated with workforce reduction initiatives, including the involuntary severance benefits, and favorable resolution of supplier contract cancellation claims.

    The net charges recorded for the plan in 2002, were [EURO]694 million ([EURO]439 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]680 million and [EURO]14 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These charges were for additional costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:

                                                           WORKFORCE       ASSET       OTHER
                                                           REDUCTIONS   WRITE-DOWNS    COSTS      TOTAL
(IN MILLIONS OF [EURO])                                    ----------   -----------   --------   --------
Reserve balance at January 1, 2001.......................       --            --          --          --
  Initial charges........................................    1,403           836         808       3,047
  Additional charges.....................................       93           148          27         268
  Adjustments............................................     (122)           --        (129)       (251)
                                                             -----          ----        ----      ------
Net charges..............................................    1,374           984         706       3,064
                                                             -----          ----        ----      ------
  Payments...............................................     (211)           --        (154)       (365)
  Amount charged against assets..........................       --          (984)        (63)     (1,047)
  Amount recognized by and transferred to the employee
    benefit plans........................................     (695)           --          --        (695)
  Currency translation adjustment........................       38            --          21          59
                                                             -----          ----        ----      ------
Reserve balance at December 31, 2001.....................      506            --         510       1,016
                                                             =====          ====        ====      ======
  Additional charges.....................................      353           269          99         721
  Adjustments............................................      (41)           30         (16)        (27)
                                                             -----          ----        ----      ------
Net charges..............................................      312           299          83         694
                                                             -----          ----        ----      ------
  Payments...............................................     (297)           --        (215)       (512)
  Amount charged against assets..........................       --          (299)         (6)       (305)
  Amount recognized by and transferred to the employee
    benefit plans........................................     (152)           --          --        (152)
  Currency translation adjustment........................      (89)           --         (67)       (156)
                                                             -----          ----        ----      ------
Reserve balance at December 31, 2002.....................      280            --         305         585
                                                             =====          ====        ====      ======

    Workforce reduction charges in 2002 and 2001 relate to early retirement incentive programs ([EURO]160 million and [EURO]725 million, respectively) and involuntary severance benefits ([EURO]152 million and [EURO]649 million, respectively). The voluntary early retirement programs, accepted by 3,175 and 9,261 employees in 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 5,106 and 7,174 employees were involuntarily affected by the plan in 2002 and 2001, respectively. The amount of involuntary severance benefits paid and charged against the liability was [EURO]199 million and [EURO]131 million in 2002 and 2001, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

    As a result of the planned idling, closing or disposal of certain manufacturing facilities, the recovery of the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of [EURO]299 million in 2002 and [EURO]984 million in 2001. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

    The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were provided for in the Turnaround Plan charges.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Other costs primarily include supplier contract cancellation costs.

    Other key initiatives of the plan include additional cost reduction and revenue enhancing measures. Specifically, in an effort to reduce costs, suppliers were requested to voluntarily reduce the prices charged for materials and services. Under the revenue enhancement measures of the turnaround plan, certain dealer programs were replaced with a new performance-based incentive program under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives as well as 24 individual sales offices throughout the United States were reorganized into eight regional business centers.

8. FINANCIAL INCOME, NET

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2002       2001       2000
(IN MILLIONS OF [EURO])                                --------   --------   --------
Income from investments of which from affiliated
  companies [EURO]44 (2001: [EURO](2); 2000:
        [EURO]24)....................................       74         24         73
Gains, net from disposals of investments and shares
  in affiliated and associated companies.............    2,645        320          1
Write-down of investments and shares in affiliated
  companies..........................................      (63)      (109)       (54)
Income (loss) from companies included at equity......      (16)        97       (244)
                                                        ------     ------     ------
Income (loss) from investments, net..................    2,640        332       (224)
                                                        ------     ------     ------
Other interest and similar income of which from
  affiliated companies [EURO]9 (2001: [EURO]31; 2000:
  [EURO]20)..........................................      720      1,040      1,268
Interest and similar expenses of which from
  affiliated companies [EURO]21 (2001: [EURO]21;
  2000: [EURO]14)....................................   (1,040)    (1,317)      (988)
                                                        ------     ------     ------
Interest income (expense), net.......................     (320)      (277)       280
                                                        ------     ------     ------
Income from securities and long-term receivables of
  which from affiliated companies [EURO]7 (2001:
  [EURO]9; 2000: [EURO]10)...........................       84        291        161
Write-down of securities and long-term receivables...      (71)       (16)        (3)
Other, net...........................................     (125)      (176)       (58)
                                                        ------     ------     ------
Other financial income (loss), net...................     (112)        99        100
                                                        ------     ------     ------
                                                         2,208        154        156
                                                        ======     ======     ======

    In 2002 the Group sold its 49.9%-interest in T-Systems ITS. This sale resulted in a gain of [EURO]2,484 million, which is included in gains from disposals of investments and shares in affiliated and associated companies (see
Note 4).

    In 2001, EADS, an equity method investee of the Group, created a new company, Airbus SAS, and contributed all of its Airbus activities into the new company for a 100% ownership interest. Also in 2001, Airbus SAS issued new shares to BAe Systems in exchange for all of its Airbus activities. As a result of this transaction, EADS' ownership interest in Airbus SAS, which is consolidated by EADS, was diluted to 80%. DaimlerChrysler recognized under U.S. GAAP its share of the gain resulting from the formation of Airbus SAS in the amount of [EURO]747 million in income (loss) from companies included at equity.

    The Group capitalized interest expenses related to qualifying construction projects of [EURO]147 million (2001: [EURO]275 million; 2000:
[EURO]181 million).

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

9. INCOME TAXES

    Income (loss) before income taxes consists of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2002       2001       2000
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Germany...............................................   4,379       4,498     2,729
Non-German countries..................................   1,689      (5,981)    1,747
                                                         -----      ------     -----
                                                         6,068      (1,483)    4,476
                                                         =====      ======     =====

    Income tax expense (benefit) is comprised of the following components:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2002       2001       2000
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Current taxes
    Germany...........................................   1,195         793       (45)
    Non-German countries..............................    (286)       (512)    1,160
Deferred taxes
    Germany...........................................    (430)        637     1,490
    Non-German countries..............................     698      (1,695)     (606)
                                                         -----      ------     -----
                                                         1,177        (777)    1,999
                                                         =====      ======     =====

    For German companies, the deferred taxes at December 31, 2002 are calculated using a federal corporate tax rate of 26.5% (2001 and 2000: 25%) for deferred taxes which will reverse in the next year and 25% (2001 and 2000: 25%) for deferred taxes which will reverse after one year. Deferred taxes are also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes payable plus the after federal tax benefit rate for trade tax of 11.842% (2001 and 2000: 12.125%) for deferred taxes which will reverse in the next year and 12.125% (2001 and 2000: 12.125%) for deferred taxes which will reverse after one year. Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounts to 39.8% (2001 and 2000:
38.5%) for deferred taxes which will reverse in the next year and 38.5% (2001 and 2000: 38.5%) for deferred taxes which will reverse after one year.

    In 2002, the German government enacted new tax legislation for the purpose of financing the flood disaster which, among other changes, increased the Group's statutory corporate tax rate for German companies from 25% to 26.5%, effective for the calendar year 2003. The effect of the increase in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment and as a result, a net charge of [EURO]3 million is included in the consolidated statement of income (loss) in 2002.

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

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The effect of the tax law changes in Germany in 2002 and 2000 are reflected separately in the reconciliations presented below.

    For the year ending December 31, 2000, the German corporate tax law applied a split-rate imputation with regard to the taxation of the earnings of a corporation. In accordance with the tax law in effect for 2000, retained corporate income was initially subject to a federal corporate tax of 40% plus a solidarity surcharge of 5.5% on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounted to 42.2%. Upon distribution of certain retained earnings generated in Germany to stockholders, the corporate income tax rate on the earnings was adjusted to 30%, plus a solidarity surcharge of 5.5% on the distribution corporate tax, for a total of 31.65%, by means of a refund for taxes previously paid. Under the new German corporate tax system, during a 15 year transition period beginning on January 1, 2001, the Group will continue to receive a refund on the distribution of retained earnings which existed as of December 31, 2000. As of December 31, 2002, the Group has used substantially all of its credit for German corporate tax on the distribution of retained earnings.

    A reconciliation of expected income taxes to actual income tax expense (benefit) determined using the applicable German corporate tax rate for the calendar year of 25% (2001: 25%; 2000: 40%) plus a solidarity surcharge of 5.5% on federal corporate taxes plus the after federal tax benefit rate for trade taxes of 12.125% (2001: 12.125%; 2000: 9.3%) for a combined statutory rate of 38.5% in 2002 (2001: 38.5%; 2000: 51.5%) is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2002       2001       2000
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Expected expense (benefit) for income taxes...........    2,336      (571)     2,305
Tax rate differential with non-German countries.......     (238)       96       (346)
Gains from sales of business interests (T-Systems ITS,
  TEMIC, Adtranz, debitel)............................   (1,012)     (191)        --
Trade tax rate differential...........................      (31)      (50)       (28)
Changes in valuation allowances on German deferred tax
  assets..............................................       --        29         --
Tax effect of equity method investments...............        2       (25)       113
Amortization of non-deductible goodwill...............       --         5         52
Tax free income and non-deductible expenses...........      114       (76)        48
Effect of changes in German tax laws..................        3        --        263
Dividend distribution credit at DC AG.................      (57)       --       (491)
Other.................................................       60         6         83
                                                         ------     -----      -----
Actual expense (benefit) for income taxes.............    1,177      (777)     1,999
                                                         ======     =====      =====

    In 2002, income tax credits from dividend distribution reflected the tax benefit from the 2001 dividend distribution of [EURO]1.00 per Ordinary Share paid in 2002. In 2000, income tax credits from dividend distribution reflected the tax benefit from the dividend distribution of [EURO]2.35 per Ordinary Share to be paid for that year.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Deferred income tax assets and liabilities are summarized as follows:

                                                              AT DECEMBER 31,
                                                            -------------------
                                                              2002       2001
(IN MILLIONS OF [EURO])                                     --------   --------
Property, plant and equipment.............................      611        365
Investments and long-term financial assets................    2,132      2,135
Equipment on operating leases.............................      956        689
Inventories...............................................      709        697
Receivables...............................................      663      1,369
Net operating loss and tax credit carryforwards...........    3,002      3,078
Pension plans and similar obligations.....................    3,424      3,682
Other accrued liabilities.................................    4,938      6,340
Liabilities...............................................    1,733      1,331
Deferred income...........................................    1,138        944
Other.....................................................      120        423
                                                            -------    -------
                                                             19,426     21,053
Valuation allowances......................................     (241)      (145)
                                                            -------    -------
Deferred tax assets.......................................   19,185     20,908
                                                            -------    -------
Property, plant and equipment.............................   (3,733)    (4,095)
Equipment on operating leases.............................   (7,855)    (8,286)
Inventories...............................................     (115)      (385)
Receivables...............................................   (2,558)    (2,542)
Securities................................................     (472)      (448)
Prepaid expenses..........................................     (388)      (482)
Pension plans and similar obligations.....................   (1,497)    (4,794)
Other accrued liabilities.................................     (112)      (673)
Taxes on undistributed earnings of non-German
  subsidiaries............................................     (399)      (514)
Liabilities...............................................     (567)      (197)
Other.....................................................     (188)      (333)
                                                            -------    -------
Deferred tax liabilities..................................  (17,884)   (22,749)
                                                            -------    -------
Deferred tax assets (liabilities), net....................    1,301     (1,841)
                                                            =======    =======

    At December 31, 2002, the Group had corporate and trade tax net operating losses ("NOLs") amounting to [EURO]5,234 million (2001: [EURO]4,668 million) and credit carryforwards amounting to [EURO]1,788 million (2001:
[EURO]1,552 million), determined in accordance with U.S. GAAP. The corporate tax NOLs and credit carryforwards relate to losses of non-German companies and German non-Organschaft companies and are partly limited in their use to the Group. The valuation allowances on deferred tax assets of German and non-German operations increased by [EURO]96 million. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

    The Group has various income tax years unresolved with the taxing authorities. The open years are either under review by taxing authorities or not yet under examination. The Group believes it has made adequate provision for any future income taxes that may be owed for all open years.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

                                         AT DECEMBER 31, 2002     AT DECEMBER 31, 2001
                                        ----------------------   ----------------------
                                                     THEREOF                  THEREOF
                                         TOTAL     NON-CURRENT    TOTAL     NON-CURRENT
(IN MILLIONS OF [EURO])                 --------   -----------   --------   -----------
Deferred tax assets...................    3,613        1,714       3,010          425
Deferred tax liabilities..............   (2,312)      (1,535)     (4,851)      (4,761)
                                         ------       ------      ------       ------
Deferred tax assets (liabilities),
  net.................................    1,301          179      (1,841)      (4,336)
                                         ======       ======      ======       ======

    DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of [EURO]288 million (2001: [EURO]371 million) on [EURO]5,760 million (2001: [EURO]7,421 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of [EURO]111 million (2001:
[EURO]143 million) on the future payout of these foreign dividends because the earnings are not intended to be permanently reinvested in those operations.

    The Group did not provide income taxes or non-German withholding taxes on [EURO]6,950 million (2001: [EURO]12,357 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

    Including the items charged or credited directly to related components of accumulated other comprehensive income (loss) and the expense (benefit) for income taxes of extraordinary items and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2002       2001       2000
(IN MILLIONS OF [EURO])                                --------   --------   --------
Expense (benefit) for income taxes before
  extraordinary items................................    1,177       (777)     1,999
Income tax expense of extraordinary items............       --         --        324
Income tax benefit from changes in accounting
  principles.........................................       --         --        (53)
Stockholders' equity for items in accumulated other
  comprehensive income...............................   (2,699)      (507)      (338)
                                                        ------     ------     ------
                                                        (1,522)    (1,284)     1,932
                                                        ======     ======     ======

    In 2002, tax benefits of [EURO]175 million from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

    GOODWILL AND OTHER INTANGIBLE ASSETS: Adoption of SFAS 142 -- DaimlerChrysler adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 by DaimlerChrysler was [EURO]159 million ([EURO]0.16 per share), which represents the Group's proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS (see Note 1).

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

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

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

    In October 2000, DaimlerChrysler and Deutsche Telekom combined their information technology activities in a joint venture. In accordance with an agreement announced on March 27, 2000, Deutsche Telekom received a 50.1% interest in T-Systems ITS through an investment of approximately
[EURO]4.6 billion for new shares of T-Systems ITS. In 2000, the transaction resulted in an extraordinary after-tax gain of [EURO]2,345 million. The agreements also confer on Deutsche Telekom the option to acquire from the Group, and on DaimlerChrysler the option to sell to Deutsche Telekom, the Group's 49.9% interest in T-Systems ITS. The DaimlerChrysler option was exercised in January 2002 (see Note 4). DaimlerChrysler accounted for its interest in T-Systems ITS using the equity method until February 28, 2002.

    In July 2000, the Group exchanged its controlling interest in DaimlerChrysler Aerospace for shares of EADS, which subsequently completed its initial public offering. EADS is a global aerospace and defense company which was established through a merger of Aerospatiale Matra S.A., DaimlerChrysler Aerospace AG and Construcciones Aeronauticas S.A. ("CASA"). DaimlerChrysler accounted for the shares of EADS received in the exchange at their fair value on that date and recorded an extraordinary after-tax gain of [EURO]3,009 million. The Group accounts for its 33% interest in EADS using the equity method of accounting. DaimlerChrysler has the right to sell all of its ownership interest in EADS to certain French shareholders. This put option may be exercised immediately in the event of a voting deadlock on certain matters or at certain times after three years. The price is based on the average closing mid-market price of EADS shares during the 30 trading days prior to the exercise of the put option.

    In 2000, Ballard Power Systems Inc., a developer of fuel cells and related power generation systems, issued additional common shares to its shareholders. DaimlerChrysler elected not to purchase additional shares thereby reducing its ownership interest. The dilution of its ownership interest resulted in an extraordinary gain of [EURO]73 million.

    The gains from each of the foregoing transactions are reported as extraordinary items in the consolidated statements of income (loss) for the year 2000 because U.S. GAAP requires such presentation when a significant disposition of assets or businesses occurs within two years subsequent to accounting for a business combination using the pooling-of-interests method.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEETS

12. GOODWILL

    Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

    Upon adoption of SFAS 142, intangible assets relating to distribution rights with a net carrying amount of [EURO]44 million were reclassified from goodwill to other intangible assets. In 2002, goodwill of [EURO]61 million was recorded in connection with the acquisition of dealerships in Europe and [EURO]71 million was recorded in connection with certain other acquisitions, none of which were material. A goodwill impairment charge of [EURO]40 million was recognized in connection with the contracted sales of two businesses in the Commercial Vehicles segment (see Note 4). The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

    At December 31, 2002, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reportable segments are: Mercedes Car Group ([EURO]104 million), Chrysler Group ([EURO]1,165 million), Commercial Vehicles ([EURO]696 million), Services ([EURO]62 million) and Other Activities ([EURO]44 million).

    There is no goodwill that has not been allocated to a reporting unit as of December 31, 2002.

    DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was [EURO]845 million at December 31, 2002. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

ADJUSTED PRIOR PERIOD INFORMATION

    Net income (loss) and earnings (loss) per share for the years ended December 31, 2001 and 2000, adjusted to exclude goodwill amortization expense (including amounts recognized in income (loss) from investments representing investor level equity method goodwill amortization) and investee level goodwill amortization resulting from the Group's investment in EADS, were as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Net income (loss) (in millions of [EURO]):
    Reported net income (loss)..............................     (662)     7,894
        Goodwill amortization...............................      236        297
        Goodwill amortization -- investee level.............      168         93
                                                               ------     ------
    Adjusted net income (loss)..............................     (258)     8,284
                                                               ======     ======
Income (loss) per share (in [EURO]):
    Reported income (loss) per share -- basic...............    (0.66)      7.87
        Goodwill amortization...............................     0.24       0.30
        Goodwill amortization -- investee level.............     0.16       0.09
                                                               ------     ------
    Adjusted income (loss) per share -- basic...............    (0.26)      8.26
                                                               ======     ======
    Reported income (loss) per share -- diluted.............    (0.66)      7.80
        Goodwill amortization...............................     0.24       0.29
        Goodwill amortization -- investee level.............     0.16       0.09
                                                               ------     ------
    Adjusted income (loss) per share -- diluted.............    (0.26)      8.18
                                                               ======     ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

13. OTHER INTANGIBLE ASSETS

    Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

    Other intangible assets comprise:

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2002       2001
(IN MILLIONS OF [EURO])                                      --------   --------
Other intangible assets subject to amortization
    Gross carrying amount..................................    1,036        897
    Accumulated amortization...............................     (634)      (542)
                                                              ------     ------
  Net carrying amount......................................      402        355
                                                              ------     ------
Other intangible assets not subject to amortization........    2,453        137
                                                              ------     ------
                                                               2,855        492
                                                              ======     ======

    DaimlerChrysler's other intangible assets subject to amortization primarily represent software. In 2002, additions of [EURO]374 million were recognized with a weighted average useful life of 6 years. Distribution rights amounting to [EURO]44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the years ended
December 2002, 2001 and 2000, was [EURO]175 million, [EURO]172 million and [EURO]153 million, respectively.

    Amortization expense for the gross carrying amount of other intangible assets at December 31, 2002, is estimated to be [EURO]138 million in 2003, [EURO]96 million in 2004, [EURO]59 million in 2005, [EURO]29 million in 2006 and [EURO]18 million in 2007.

    Other intangible assets not subject to amortization represent intangible pension assets. The Group recorded an intangible pension asset totaling [EURO]2.3 billion in connection with the requirement to recognize an additional minimum pension liability in 2002, principally at the Chrysler Group (see
Note 25a).

14. PROPERTY, PLANT AND EQUIPMENT, NET

    Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

    Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of [EURO]152 million (2001: [EURO]148 million). Depreciation expense and impairment charges on assets under capital lease arrangements were [EURO]15 million (2001: [EURO]13 million; 2000: [EURO]188 million).

15. EQUIPMENT ON OPERATING LEASES, NET

    Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, [EURO]27,361 million represent automobiles and commercial vehicles (2001: [EURO]35,015 million).

    Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2002 are as follows:

(IN MILLIONS OF [EURO])
2003........................................................    6,669
2004........................................................    3,745
2005........................................................    2,217
2006........................................................      628
2007........................................................      204
thereafter..................................................      172
                                                               ------
                                                               13,635
                                                               ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

16. INVENTORIES

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2002       2001
(IN MILLIONS OF [EURO])                                      --------   --------
Raw materials and manufacturing supplies...................    1,900      2,251
Work-in-process............................................    2,693      3,038
Finished goods, parts and products held for resale.........   11,567     11,904
Advance payments to suppliers..............................       63         97
                                                              ------     ------
                                                              16,223     17,290
                                                              ------     ------
Less: Advance payments received............................     (581)      (536)
  thereof relating to long-term contracts and programs in
    process [EURO]127 (2001: [EURO]110)
                                                              ------     ------
                                                              15,642     16,754
                                                              ------     ------

    Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by [EURO]724 million (2001: [EURO]1,102 million). For the years ended December 31, 2002, 2001 and 2000, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of sales by [EURO]42 million, [EURO]29 million and [EURO]14 million in 2002, 2001 and 2000, respectively.

17. TRADE RECEIVABLES

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Receivables from sales of goods and services................   6,879      7,052
Long-term contracts and programs, unbilled, net of advance
  payments received.........................................      47         24
                                                               -----      -----
                                                               6,926      7,076
Allowance for doubtful accounts.............................    (629)      (646)
                                                               -----      -----
                                                               6,297      6,430
                                                               =====      =====

    As of December 31, 2002, [EURO]110 million of the trade receivables mature after more than one year (2001: [EURO]136 million).

18. RECEIVABLES FROM FINANCIAL SERVICES

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2002       2001
(IN MILLIONS OF [EURO])                                      --------   --------
Receivables from:
  Sales financing..........................................   41,386     38,882
  Finance leases...........................................   16,423     17,400
                                                              ------     ------
                                                              57,809     56,282
Initial direct costs.......................................      250        248
Unearned income............................................   (5,590)    (6,833)
Unguaranteed residual value of leased assets...............    1,178      1,417
                                                              ------     ------
                                                              53,647     51,114
Allowance for doubtful accounts............................   (1,559)    (1,602)
                                                              ------     ------
                                                              52,088     49,512
                                                              ======     ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    As of December 31, 2002, [EURO]34,472 million of the financing receivables mature after more than one year (2001: [EURO]35,551 million).

    Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         2002          2001          2000
(IN MILLIONS OF [EURO])                                --------      --------      --------
Balance at beginning of year.........................   1,602           890           599
Provisions for credit losses.........................   1,004         1,446           755
Net credit losses....................................    (639)         (783)         (455)
Reversals............................................     (36)          (88)           (9)
Currency translation and other adjustments...........    (372)          137            --
                                                        -----         -----          ----
Balance at end of year...............................   1,559         1,602           890
                                                        =====         =====          ====

    Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases in each of the years following December 31, 2002 are as follows:

(IN MILLIONS OF [EURO])
2003........................................................   19,810
2004........................................................   11,735
2005........................................................    9,549
2006........................................................    6,362
2007........................................................    3,377
thereafter..................................................    6,976
                                                               ------
                                                               57,809
                                                               ======

    Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

19. OTHER RECEIVABLES

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Receivables from affiliated companies.......................    1,118      1,250
Receivables from related companies(1).......................    1,265      1,041
Retained interests in sold receivables and subordinated
  asset backed certificates.................................    4,241      5,482
Other receivables and other assets..........................   11,672      9,141
                                                               ------     ------
                                                               18,296     16,914
Allowance for doubtful accounts.............................     (723)      (726)
                                                               ------     ------
                                                               17,573     16,188
                                                               ======     ======

------------------------------

(1) Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

    As of December 31, 2002, [EURO]3,847 million of the other receivables mature after more than one year (2001: [EURO]2,584 million).

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

20. SECURITIES, INVESTMENTS AND LONG-TERM FINANCIAL ASSETS

    Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Securities included in non-fixed assets are comprised of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Debt securities.............................................   1,871      2,314
Equity securities...........................................      29        120
Equity-based funds..........................................      84         91
Debt-based funds............................................   1,309      1,234
                                                               -----      -----
                                                               3,293      3,759
                                                               =====      =====

    Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

                                     AT DECEMBER 31, 2002                        AT DECEMBER 31, 2001
                           -----------------------------------------   -----------------------------------------
                                                     UNREALIZED                                  UNREALIZED
                                        FAIR     -------------------                FAIR     -------------------
                             COST      VALUE       GAIN       LOSS       COST      VALUE       GAIN       LOSS
(IN MILLIONS OF [EURO])    --------   --------   --------   --------   --------   --------   --------   --------
Available-for-sale.......   3,085      3,086        19         18       3,327      3,295        34         66
Trading..................     202        207         6          1         460        464         6          2
                            -----      -----       ---        ---       -----      -----       ---        ---
Securities...............   3,287      3,293        25         19       3,787      3,759        40         68
                            -----      -----       ---        ---       -----      -----       ---        ---
Investments and long-term
  financial assets
  available-for-sale.....     685        728        43         --         731        987       316         60
                            -----      -----       ---        ---       -----      -----       ---        ---
                            3,972      4,021        68         19       4,518      4,746       356        128
                            =====      =====       ===        ===       =====      =====       ===        ===

    The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

                                     AT DECEMBER 31, 2002                        AT DECEMBER 31, 2001
                           -----------------------------------------   -----------------------------------------
                                                     UNREALIZED                                  UNREALIZED
                                        FAIR     -------------------                FAIR     -------------------
                             COST      VALUE       GAIN       LOSS       COST      VALUE       GAIN       LOSS
(IN MILLIONS OF [EURO])    --------   --------   --------   --------   --------   --------   --------   --------
Equity securities........     695        733        44          6         819      1,083       333         69
Debt securities issued by
  the German government
  and its agencies.......       4          4        --         --         112        112        --         --
Municipal securities.....      13         14         1         --          27         27        --         --
Debt securities issued by
  non-German
  governments............     275        277         2         --         520        523         3         --
Corporate debt
  securities.............     710        715         6          1         588        592         7          3
Equity-based funds.......      94         84        --         10          96         91        --          5
Debt-based funds.........   1,308      1,309         1         --       1,239      1,234        --          5
Asset-backed
  securities.............     323        330         8          1         247        253         7          1
Other marketable debt
  securities.............     348        348        --         --         410        367        --         43
Available-for-sale.......   3,770      3,814        62         18       4,058      4,282       350        126
Trading..................     202        207         6          1         460        464         6          2
                            -----      -----       ---        ---       -----      -----       ---        ---
                            3,972      4,021        68         19       4,518      4,746       356        128
                            =====      =====       ===        ===       =====      =====       ===        ===

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The estimated fair values of investments in debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                                                AT DECEMBER 31,
(IN MILLIONS OF [EURO])                                       -------------------
AVAILABLE-FOR-SALE                                              2002       2001
------------------                                            --------   --------
Due within one year.........................................   2,011      1,477
Due after one year through five years.......................     493      1,007
Due after five years through ten years......................     228        422
Due after ten years.........................................     265        202
                                                               -----      -----
                                                               2,997      3,108
                                                               =====      =====

    Proceeds from disposals of available-for-sale securities were [EURO]5,254 million (2001: [EURO]3,402 million; 2000: [EURO]9,422 million).
Gross realized gains from sales of available-for-sale securities were [EURO]157 million (2001: [EURO]425 million; 2000: [EURO]275 million), while gross realized losses were [EURO]23 million (2001: [EURO]145 million; 2000:
[EURO]140 million). DaimlerChrysler uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

    Other securities classified as cash equivalents were approximately [EURO]4.6 billion and [EURO]6.6 billion at December 31, 2002 and 2001, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

21. LIQUID ASSETS

    Liquid assets recorded under various balance sheet captions are as follows:

                                                            AT DECEMBER, 31
                                                     ------------------------------
                                                       2002       2001       2000
(IN MILLIONS OF [EURO])                              --------   --------   --------
Cash and cash equivalents (1)
  originally maturing within 3 months..............    9,100     10,715      7,082
  originally maturing after 3 months...............       30         31         45
                                                      ------     ------     ------
Total cash and cash equivalents....................    9,130     10,746      7,127
                                                      ------     ------     ------
Securities.........................................    3,293      3,759      5,378
Other..............................................        5         20          5
                                                      ------     ------     ------
                                                      12,428     14,525     12,510
                                                      ======     ======     ======

------------------------
(1) Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit

    The following represents supplemental information with respect to cash flows:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2002       2001       2000
(IN MILLIONS OF [EURO])                                 --------   --------   --------
Interest paid.........................................    3,615     4,616      5,629
Income taxes paid (refunded)..........................   (1,178)     (624)       775

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

22. PREPAID EXPENSES

    Prepaid expenses are comprised of the following:

                                                                      AT
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Prepaid pension cost........................................    243       7,584
Other prepaid expenses......................................    719       1,022
                                                                ---       -----
                                                                962       8,606
                                                                ===       =====

    As of December 31, 2002, [EURO]352 million of the total prepaid expenses mature after more than one year (2001: [EURO]7,632 million).

    As a result of the underfunded status of the accumulated pension benefit obligations in 2002, DaimlerChrysler eliminated prepaid pension cost totaling [EURO]7.6 billion (see Note 23 and Note 25a).

23. STOCKHOLDERS' EQUITY

NUMBER OF SHARES ISSUED AND OUTSTANDING

    DaimlerChrysler had issued and outstanding 1,012,803,493 registered Ordinary Shares of no par value at December 31, 2002 (2001: 1,003,271,998). Each share represents a nominal value of [EURO]2.60 of capital stock.

TREASURY STOCK

    In 2002, DaimlerChrysler purchased approximately 1.1 million (2001 and 2000:
1.4 million) Ordinary Shares in connection with an employee share purchase plan, of which 1.1 million (2001: 1.2 million; 2000: 1.4 million) were re-issued to employees. The remaining 0.2 million in 2001 were resold in the market.

AUTHORIZED AND CONDITIONAL CAPITAL

    Through April 30, 2003, the Board of Management is authorized, upon approval of the Supervisory Board, to increase capital stock by a total of up to an aggregate nominal amount of approximately [EURO]256 million and to issue Ordinary Shares of up to an aggregate nominal amount of approximately
[EURO]26 million to employees.

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

    In 2002, 7,035 Ordinary Shares of DaimlerChrysler were issued upon exercise of options from the Stock Option Plan 1996.

    DaimlerChrysler is authorized through October 10, 2003, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

CONVERTIBLE NOTES

    In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of [EURO]66.83 per note. These convertible notes represented at the date of issue a nominal amount of [EURO]508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise (2001: 87; 2000: 92). On June 14, 2002, the mandatory conversion date, 7,572,881 notes were converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of [EURO]52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002 and June 7, 2002. Because this conversion price was below the adjusted minimum conversion price of [EURO]53.19, the number of shares was calculated based on the adjusted minimum conversion price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of [EURO]52.72 amounting to a total cash payment of [EURO]0.4 million.

    During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO]613 million (with a nominal value of [EURO]511 each) entitling the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represent newly issued shares totaling [EURO]383 million) of DaimlerChrysler. According to the note agreements the option price per share is [EURO]42.67 in consideration of exchange of the notes or [EURO]44.49 in cash. During 2002, 50 options for the subscription of newly issued DaimlerChrysler Ordinary Shares (2001: -; 2000: 10,416) were exercised.

COMPREHENSIVE INCOME

    The changes in the components of accumulated other comprehensive income
(loss) are as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                              2002                             2001                             2000
                                 ------------------------------   ------------------------------   ------------------------------
                                              TAX                              TAX                              TAX
                                  PRETAX     EFFECT      NET       PRETAX     EFFECT      NET       PRETAX     EFFECT      NET
(IN MILLIONS OF [EURO])          --------   --------   --------   --------   --------   --------   --------   --------   --------
Unrealized gains (losses) on
  securities (incl. retained
  interests):
    Unrealized holding gains
      (losses).................      122       (77)         45       (129)      149         20        (250)       46       (204)
    Reclassification
      adjustments for (gains)
      losses included in net
      income (loss)............     (223)       43        (180)       (46)     (111)      (157)         61        (6)        55
                                 -------     -----      ------     ------      ----       ----      ------      ----      -----
    Unrealized gains (losses)
      on securities............     (101)      (34)       (135)      (175)       38       (137)       (189)       40       (149)
Unrealized gains (losses) on
  derivatives
    Hedging variability of cash
      flows:
    Unrealized derivative gains
      (losses).................    2,417      (952)      1,465       (708)      257       (451)     (1,932)      978       (954)
    Reclassification
      adjustments for (gains)
      losses included in net
      income (loss)............     (111)       48         (63)       829      (307)       522       1,113      (567)       546
                                 -------     -----      ------     ------      ----       ----      ------      ----      -----
    Unrealized derivative gains
      (losses).................    2,306      (904)      1,402        121       (50)        71        (819)      411       (408)
Foreign currency translation
  adjustments..................   (3,170)      (80)     (3,250)       598       (33)       565       1,474      (111)     1,363
Minimum pension liability
  adjustments..................  (10,006)    3,717      (6,289)    (1,436)      552       (884)          8        (2)         6
                                 -------     -----      ------     ------      ----       ----      ------      ----      -----
Other comprehensive income
  (loss).......................  (10,971)    2,699      (8,272)      (892)      507       (385)        474       338        812
                                 =======     =====      ======     ======      ====       ====      ======      ====      =====

MISCELLANEOUS

    The minority stockholders of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier for cash or holdings in DaimlerChrysler AG or its subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. Some of the Dornier minority stockholders partially exercised this right in 2001. In 2002, an additional minority shareholder partially exercised his right to transfer his Dornier shares to DaimlerChrysler AG.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2002, DaimlerChrysler management has proposed a distribution of [EURO]1,519 million ([EURO]1.50 per share) of the 2002 earnings of DaimlerChrysler AG as a dividend to the stockholders.

    As the result of the underfunded status of the accumulated pension benefit obligations in 2002, DaimlerChrysler was required to recognize an additional minimum pension liability of [EURO]6.3 billion, after tax (see Note 22 and Note 25a).

24. STOCK-BASED COMPENSATION

    The Group currently has two stock option plans, various stock appreciation rights ("SARs") plans and medium term incentive awards, which are accounted for based on APB 25.

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

    The table below shows the basic terms of options issued (in millions) under the Stock Option Plan 2000:

                REFERENCE      CONVERSION    OPTIONS      OPTIONS       OPTIONS
YEAR OF GRANT     PRICE          PRICE       GRANTED    OUTSTANDING   EXERCISABLE
                                                          AT DECEMBER 31, 2002
-------------  ------------   ------------   --------   -----------   -----------
2000.........  [EURO]62.30    [EURO]74.76      15.2         15.0          7.5
2001.........  [EURO]55.80    [EURO]66.96      18.7         18.2           --
2002.........  [EURO]42.93    [EURO]51.52      20.0         19.8           --

    In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In
October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. The Stock Option Plan 2000, approved by the shareholders of DaimlerChrysler AG in April 2000, was judicially confirmed lawful and valid by the above named courts and remains valid unless a court decides to the contrary.

    DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provide for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans are evidenced by non-transferable convertible bonds with a principal amount of [EURO]511 per bond due ten years after issuance. During

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) have been held for a 24 month waiting period. The basic terms of the rights issued (in millions) under these plans are as follows:

  BONDS        STATED        CONVERSION     NUMBER OF     RIGHTS        RIGHTS
GRANTED IN  INTEREST RATE       PRICE        RIGHTS     OUTSTANDING   CONVERTIBLE
                                                          AT DECEMBER 31, 2002
----------  -------------   -------------   ---------   -----------   -----------
1996             5.9%        [EURO]42.62       0.9           --               --
1997             5.3%        [EURO]65.90       7.4          6.0               --
1998             4.4%        [EURO]92.30       8.2          6.6               --

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

    Analysis of the stock options issued is as follows (options in millions):

                                                2002                      2001                      2000
                                       -----------------------   -----------------------   -----------------------
                                                    AVERAGE                   AVERAGE                   AVERAGE
                                        NUMBER      EXERCISE      NUMBER      EXERCISE      NUMBER      EXERCISE
                                       OF STOCK    PRICE PER     OF STOCK    PRICE PER     OF STOCK    PRICE PER
                                       OPTIONS       SHARE       OPTIONS       SHARE       OPTIONS       SHARE
                                       --------   ------------   --------   ------------   --------   ------------
Balance at beginning of year.........    33.6     [EURO]70.43      15.3     [EURO]74.65       0.1      [EURO]42.62
Options granted......................    20.0           51.52      18.7           66.96      15.2            74.76
Bonds sold...........................      --              --        --              --        --               --
Converted............................      --              --        --              --        --               --
Forfeited............................    (0.5)          61.29      (0.4)          70.08        --               --
Repayment............................      --              --        --              --        --               --
Exchanged for SARs...................      --              --        --              --        --               --
                                         ----     ------------     ----     ------------    -----     ------------
Outstanding at year-end..............    53.1           63.40      33.6           70.43      15.3            74.65
                                         ====     ============     ====     ============    =====     ============
Exercisable at year-end..............     7.6     [EURO]74.56       0.1     [EURO]42.62       0.1      [EURO]42.62
                                         ====     ============     ====     ============    =====     ============

    For the year ended December 31, 2002, the Group recognized compensation expense on stock options of [EURO]57 million (2001: [EURO]19 million; 2000:
[EURO]13 million).

STOCK APPRECIATION RIGHTS PLANS

    In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of [EURO]89.70 each, of which 10.7 million SARs are outstanding and exercisable at year-end 2002.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

    In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 17.0 million SARs are outstanding and exercisable at year-end 2002. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

    A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2002, 2001 and 2000 is presented below (SARs in millions):

                                                  2002                       2001                      2000
                                       --------------------------   -----------------------   -----------------------
                                                      WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                       AVERAGE                   AVERAGE                   AVERAGE
                                         NUMBER        EXERCISE      NUMBER      EXERCISE      NUMBER      EXERCISE
                                         OF SARS        PRICE       OF SARS       PRICE       OF SARS       PRICE
                                       -----------   ------------   --------   ------------   --------   ------------
Outstanding at beginning of year.....        42.5    [EURO]84.75      44.5     [EURO]82.87      45.8      [EURO]80.25
Granted..............................          --             --        --              --        --               --
Exercised............................          --             --        --              --        --               --
Forfeited............................        (2.2)         78.31      (2.0)          85.93      (1.3)           78.52
                                       -----------   ------------     ----     ------------     ----     ------------
Outstanding at year-end..............        40.3          79.13      42.5           84.75      44.5            82.87
                                       -----------   ------------     ----     ------------     ----     ------------
SARs exercisable at year-end.........        40.3    [EURO]79.13      42.5     [EURO]84.75      33.6      [EURO]80.63
                                       -----------   ------------     ----     ------------     ----     ------------

    Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2002 and 2000 the Group recognized compensation benefits of [EURO]9 million and [EURO]58 million, respectively, in connection with SARs. For the year ended December 31, 2001, the SARs had no effect on the consolidated statement of income (loss).

MEDIUM TERM INCENTIVE AWARDS

    The Group grants medium term incentives to certain eligible employees that track, among other things, the value of the DaimlerChrysler Ordinary Shares at the beginning of three year performance periods. The amount ultimately earned in cash at the end of a performance period is particularly based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks include return on net assets and return on sales. The Group issued 1.2 million medium term incentives in 2002 (2001:
0.9 million; 2000: 0.7 million).

    For the year ended December 31, 2002 the Group recognized compensation expense of [EURO]20 million (2001: [EURO]17 million; 2000: [EURO]14 million) in connection with the medium term incentive awards.

FAIR VALUE INFORMATION

    Had the Group adopted SFAS 123, stock options would have been accounted for based on their fair values. The fair values of the DaimlerChrysler stock options issued in 2002, 2001 and 2000 were calculated at the grant dates with a modified Black-Scholes option pricing model, which considers the terms of issuance.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of [EURO]):

STOCK OPTIONS GRANTED IN                                  2002           2001          2000
------------------------                              ------------   ------------   -----------
Expected dividend yield.............................           2.0%           4.6%          3.8%
Expected volatility.................................            30%            33%           25%
Risk-free interest rate.............................           4.2%           4.2%          4.8%
Expected lives (in years)...........................             3              3             3
Fair value per option...............................   [EURO]18.70    [EURO]12.15    [EURO]9.50
Total value by award................................         374.0          227.2         144.4

25. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following:

                                                         AT DECEMBER 31,
                                           -------------------------------------------
                                                   2002                   2001
                                           --------------------   --------------------
                                                      DUE AFTER              DUE AFTER
                                            TOTAL     ONE YEAR     TOTAL     ONE YEAR
(IN MILLIONS OF [EURO])                    --------   ---------   --------   ---------
Pension plans and similar obligations
  (see Note 25a).........................   15,909     14,658      12,647     11,650
Income and other taxes...................    3,621      1,602       2,393        651
Other accrued liabilities (see Note
  25b)...................................   24,182      9,876      27,154     10,104
                                            ------     ------      ------     ------
                                            43,712     26,136      42,194     22,405
                                            ======     ======      ======     ======

A) PENSION PLANS AND SIMILAR OBLIGATIONS

    Pension plans and similar obligations are comprised of the following components:

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2002       2001
(IN MILLIONS OF [EURO])                                      --------   --------
Pension liabilities (pension plans)........................    7,393      2,612
Accrued postretirement health and life insurance
  benefits.................................................    8,167      9,442
Other benefit liabilities..................................      349        593
                                                              ------     ------
                                                              15,909     12,647
                                                              ======     ======

    As a result of the underfunded status of the accumulated pension benefit obligations, DaimlerChrysler recognized additional pension liabilities amounting to [EURO]4.7 billion in 2002, which did not impact the consolidated statement of income (loss). Of the [EURO]4.7 billion, the Group recognized [EURO]2.3 billion as an intangible pension asset (see Note 13) and [EURO]2.4 billion within accumulated other comprehensive income (see Note 23).

    As described in Note 5 and Note 7, DaimlerChrysler implemented in 2001 restructuring plans at Freightliner and Chrysler Group, including certain workforce reduction initiatives. The impacts on the pension and postretirement obligations resulting from settlements and curtailments of these turnaround plans are contained in the following disclosures.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

PENSION PLANS

    The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

    At December 31, 2002, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 14,855 shares of DaimlerChrysler Ordinary Shares with a market value of [EURO]0.4 million in a Canadian plan. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans.

    The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

                                                       AT DECEMBER 31, 2002    AT DECEMBER 31, 2001
                                                       ---------------------   ---------------------
                                                        GERMAN    NON-GERMAN    GERMAN    NON-GERMAN
                                                        PLANS       PLANS       PLANS       PLANS
(IN MILLIONS OF [EURO])                                --------   ----------   --------   ----------
Change in projected benefit obligations:
  Projected benefit obligations at beginning of
    year.............................................   10,483      24,139       9,579      21,878
                                                        ------      ------      ------      ------
    Foreign currency exchange rate changes...........       --      (3,829)         --       1,026
    Service cost.....................................      226         384         198         404
    Interest cost....................................      629       1,622         612       1,696
    Plan amendments..................................       (1)         16           1         109
    Actuarial losses.................................       45       1,199         613         563
    Dispositions.....................................       --          --        (179)       (765)
    Acquisitions and other...........................       63          37         140          25
    Settlement/curtailment loss......................        2         292           2         964
    Benefits paid....................................     (506)     (1,852)       (483)     (1,761)
                                                        ------      ------      ------      ------
  Projected benefit obligations at end of year.......   10,941      22,008      10,483      24,139
                                                        ======      ======      ======      ======

Change in plan assets
  Fair value of plan assets at beginning of year.....    7,503      24,125       7,908      25,962
                                                        ------      ------      ------      ------
    Foreign currency exchange rate changes...........       --      (3,465)         --       1,199
    Actual return (loss) on plan assets..............   (1,101)     (1,756)       (720)     (1,309)
    Employer contributions...........................      807         621         713         843
    Plan participant contributions...................       --          21          --          25
    Dispositions.....................................       --          --          --        (865)
    Acquisitions and other...........................       --          36          --          17
    Benefits paid....................................     (420)     (1,827)       (398)     (1,747)
                                                        ------      ------      ------      ------
  Fair value of plan assets at end of year...........    6,789      17,755       7,503      24,125
                                                        ======      ======      ======      ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

                                                       AT DECEMBER 31, 2002    AT DECEMBER 31, 2001
                                                       ---------------------   ---------------------
                                                        GERMAN    NON-GERMAN    GERMAN    NON-GERMAN
                                                        PLANS       PLANS       PLANS       PLANS
(IN MILLIONS OF [EURO])                                --------   ----------   --------   ----------
Funded status (1)....................................    4,152       4,253       2,980          14
    Unrecognized actuarial net losses................   (3,837)     (8,762)     (2,168)     (4,112)
    Unrecognized prior service cost..................       (6)     (2,507)         (5)     (3,261)
    Unrecognized net obligation at date of initial
      application....................................       --         (11)         --         (24)
                                                        ------      ------      ------      ------
Net liability (asset) recognized.....................      309      (7,027)        807      (7,383)
                                                        ======      ======      ======      ======

Amounts recognized in the consolidated balance sheets
  consist of:
    Prepaid pension cost.............................       --        (243)         --      (7,584)
    Accrued pension liability........................    3,484       3,909       2,164         448
    Intangible assets................................       --      (2,453)         --        (137)
    Accumulated other comprehensive income...........   (3,175)     (8,240)     (1,357)       (110)
                                                        ------      ------      ------      ------
Net liability (asset) recognized.....................      309      (7,027)        807      (7,383)
                                                        ======      ======      ======      ======

------------------------------
(1) Difference between the projected benefit obligations and the fair value of plan assets.

    The measurement dates for the Group's pension plans are principally December 31. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated. The weighted-average assumptions used in calculating the actuarial values for the principal pension plans were as follows (in %):

                                                                          GERMAN                         NON-GERMAN
                                                                          PLANS                            PLANS
                                                              ------------------------------   ------------------------------
                                                                2002       2001       2000       2002       2001       2000
                                                              --------   --------   --------   --------   --------   --------
Weighted-average assumptions:
  Discount rate.............................................    5.8        6.0        6.5         6.7        7.4        7.7
  Expected return on plan assets (at the beginning of the
    year)...................................................    7.9        7.9        7.9        10.1       10.1       10.2
  Rate of long-term compensation increase...................    3.0        3.0        3.0         5.4        5.4        5.5

    The expected return on plan assets for 2003 is 7.5% for German plans and 8.5% for non-German plans (primarily U.S. plans).

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The components of net pension cost were as follows for the years ended December 31, 2002, 2001 and 2000:

                                                     2002                    2001                    2000
                                             ---------------------   ---------------------   ---------------------
                                              GERMAN    NON-GERMAN    GERMAN    NON-GERMAN    GERMAN    NON-GERMAN
                                              PLANS       PLANS       PLANS       PLANS       PLANS       PLANS
(IN MILLIONS OF [EURO])                      --------   ----------   --------   ----------   --------   ----------
Service cost...............................     226          384        198          404        242          433
Interest cost..............................     629        1,622        612        1,696        696        1,570
Expected return on plan assets.............    (595)      (2,692)      (649)      (2,750)      (625)      (2,487)
Amortization of:
    Unrecognized net actuarial (gains)
      losses...............................      74            3         --          (11)         3          (18)
    Unrecognized prior service cost........      --          291         --          356          1          371
    Unrecognized net obligation............      --            1         --          148         --          146
    Other..................................      --           --         --           --          1           (6)
                                               ----       ------       ----       ------       ----       ------
Net periodic pension cost (benefit)........     334         (391)       161         (157)       318            9
                                               ----       ------       ----       ------       ----       ------
    Settlement/curtailment loss............       1          208          1          625         --           --
                                               ----       ------       ----       ------       ----       ------
Net pension cost...........................     335         (183)       162          468        318            9
                                               ====       ======       ====       ======       ====       ======

    The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were [EURO]31,206 million and [EURO]23,882 million, respectively, as of December 31, 2002, [EURO]10,224 million and [EURO]7,934 million, respectively, as of December 31, 2001 and [EURO]1,697 million and [EURO]343 million, respectively, as of December 31, 2000.

OTHER POSTRETIREMENT BENEFITS

    Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified periodically.

    At December 31, 2002, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The following information is presented with respect to the Group's postretirement benefit plans:

                                                               AT DECEMBER 31,
                                                             -------------------
                                                               2002       2001
(IN MILLIONS OF [EURO])                                      --------   --------
Change in accumulated postretirement benefit obligations:
    Accumulated postretirement benefit obligations at
      beginning of year....................................   15,095     12,857
                                                              ------     ------
        Foreign currency exchange rate changes.............   (2,454)       652
        Service cost.......................................      262        257
        Interest cost......................................    1,062      1,033
        Plan amendments....................................      (90)       (18)
        Actuarial losses...................................    2,863        941
        Settlement/curtailment loss........................       59        186
        Acquisitions and other.............................        7        (13)
        Benefits paid......................................     (871)      (800)
                                                              ------     ------
    Accumulated postretirement benefit obligations at end
      of year..............................................   15,933     15,095
                                                              ======     ======

Change in plan assets:
    Fair value of plan assets at beginning of year.........    2,982      2,995
                                                              ------     ------
        Foreign currency exchange rate changes.............     (447)       167
        Actual losses on plan assets.......................     (294)      (181)
        Employee and employer contributions................        1          9
        Benefits paid......................................      (10)        (8)
                                                              ------     ------
Fair value of plan assets at end of year...................    2,232      2,982
                                                              ======     ======

    A reconciliation of the funded status to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Funded status *)............................................   13,701     12,113
    Unrecognized actuarial net losses.......................   (4,979)    (1,828)
    Unrecognized prior service cost.........................     (555)      (843)
                                                               ------     ------
Net liability recognized....................................    8,167      9,442
                                                               ======     ======

------------------------------
*) Difference between the accumulated postretirement obligations and the fair value of plan assets.

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

                                                                2002       2001       2000
                                                              --------   --------   --------
Weighted-average assumptions at December 31:
  Discount rate.............................................     6.8        7.4        7.7
  Expected return on plan assets (at the beginning of the
    year)...................................................    10.5       10.5       10.4
  Health care inflation rate in following (or "base")
    year....................................................    10.0        6.9        7.5
  Ultimate health care inflation rate (2008)................     5.0        5.0        5.0

    The expected return on plan assets for 2003 is 8.5%.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The components of net postretirement benefit cost were as follows for the years ended December 31, 2002, 2001 and 2000:

                                                                2002       2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------   --------
Service cost................................................     262        257        208
Interest cost...............................................   1,062      1,033        873
Expected return on plan assets..............................    (345)      (346)      (308)
Amortization of:
    Unrecognized net actuarial (gains) losses...............      38         (7)         5
    Unrecognized prior service cost.........................      76         82         54
    Other...................................................      --         --         (2)
                                                               -----      -----      -----
Net periodic postretirement benefit cost....................   1,093      1,019        830
                                                               -----      -----      -----
    Settlement/curtailment loss.............................      26        154         --
                                                               -----      -----      -----
Net postretirement benefit cost.............................   1,119      1,173        830
                                                               =====      =====      =====

    The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

                                                              1%-INCREASE   1%-DECREASE
(IN MILLIONS OF [EURO])                                       -----------   -----------
Effect on total of service and interest cost components.....       178          (144)
Effect on accumulated postretirement benefit obligations....     1,811        (1,525)

    PREPAID EMPLOYEE BENEFITS

    In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2002 and 2001, the VEBA had a balance of [EURO]2,833 million and [EURO]3,648 million, respectively, of which [EURO]2,140 million and [EURO]2,848 million, respectively, were designated and restricted for the payment of postretirement health care benefits. No contributions to the VEBA trust were made in 2002, 2001 and 2000.

B)  OTHER ACCRUED LIABILITIES

    Other accrued liabilities consisted of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Accrued warranty costs and price risks......................    9,120      9,213
Accrued losses on uncompleted contracts.....................      507        549
Restructuring...............................................      758      1,190
Accrued personnel and social costs..........................    2,286      2,386
Accrued sales incentives....................................    4,813      4,395
Other.......................................................    6,698      9,421
                                                               ------     ------
                                                               24,182     27,154
                                                               ======     ======

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Accruals for restructuring comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

                                                              TERMINATION     EXIT        TOTAL
                                                               BENEFITS      COSTS     LIABILITIES
(IN MILLIONS OF [EURO])                                       -----------   --------   -----------
Balance at January 1, 2000..................................       407          188         595
Utilizations and transfers..................................      (229)         (56)       (285)
Reductions..................................................       (43)         (34)        (77)
Additions...................................................        16           11          27
                                                                 -----       ------      ------
Balance at December 31, 2000................................       151          109         260
Utilizations and transfers..................................      (947)        (275)     (1,222)
Reductions..................................................      (135)        (144)       (279)
Additions...................................................     1,504          927       2,431
                                                                 -----       ------      ------
Balance at December 31, 2001................................       573          617       1,190
Utilizations and transfers..................................      (461)        (358)       (819)
Reductions..................................................       (57)         (39)        (96)
Additions...................................................       323          160         483
                                                                 -----       ------      ------
Balance at December 31, 2002................................       378          380         758
                                                                 =====       ======      ======

    In connection with the Group's restructuring, provisions were recorded for termination benefits of [EURO]323 million (2001: [EURO]1,504 million; 2000:
[EURO]16 million), in 2002 principally within Chrysler Group (see Note 7) and Commercial Vehicles, in 2001 principally within Chrysler Group (see Note 7) and Freightliner (see Note 5) and in 2000 principally within Mercedes Car Group and Commercial Vehicles. In connection with these restructuring efforts, the Group effected workforce reductions of approximately 11,500 employees (2001: 17,700; 2000: 2,600) and paid termination benefits of [EURO]431 million (2001:
[EURO]269 million; 2000: [EURO]135 million), of which [EURO]359 million (2001:
[EURO]227 million; 2000: [EURO]120 million) were charged against previously established liabilities. At December 31, 2002, the Group had liabilities for estimated future terminations for approximately 7,100 employees.

    In 2002, exit costs primarily result from restructuring within Chrysler Group. Exit costs in 2001 primarily due to the restructuring within Chrysler Group and Freightliner. In 2000 exit costs primarily result from the restructuring of industrial businesses.

    The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 31). In addition, the accrued liability for product warranties covers expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(IN MILLIONS OF [EURO])
Balance at January 1, 2002..................................    9,059
Currency change.............................................   (1,057)
Utilizations and transfers..................................   (4,384)
Changes from product warranties issued in 2002..............    5,423
Changes from prior period product warranties issued.........      (27)
Balance at December 31, 2002................................    9,014

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

26. FINANCIAL LIABILITIES

                                                                            AT DECEMBER 31,
                                                                          -------------------
(IN MILLIONS OF [EURO])                                                     2002       2001
-----------------------                                                   --------   --------
Notes/Bonds.................................................               12,971     17,726
Commercial paper............................................                9,494      7,480
Liabilities to financial institutions.......................                5,593      7,183
Liabilities to affiliated companies.........................                  339        361
Deposits from direct banking business.......................                  768         --
Loans, other financial liabilities..........................                   29         86
Liabilities from capital lease and residual value                           1,134      1,106
  guarantees................................................
                                                                           ------     ------
Short-term financial liabilities (due within one year)......               30,328     33,942
                                                                           ------     ------
                                                              MATURITIES
                                                              ---------
Notes/Bonds.................................................  2004-2097    38,887     47,632
  of which due in more than five years: [EURO]11,492 (2001:
  [EURO]10,712)
Liabilities to financial institutions.......................  2004-2020     8,465      8,194
  of which due in more than five years: [EURO]1,911 (2001:
  [EURO]2,702)
Liabilities to affiliated companies.........................                   62         71
  of which due in more than five years: [EURO]-- (2001:
  [EURO]--)
Loans, other financial liabilities..........................                  193         82
  of which due in more than five years: [EURO]28 (2001:
  [EURO]66)
Liabilities from capital lease and residual value                           1,177        987
  guarantees................................................
  of which due in more than five years: [EURO]249 (2001:
  [EURO]209)
                                                                           ------     ------
Long-term financial liabilities.............................               48,784     56,966
                                                                           ------     ------
                                                                           79,112     90,908
                                                                           ------     ------

    Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 6.3%, 2.6% and 5.3%, respectively, at December 31, 2002.

    Commercial paper is denominated in euros and U.S. dollars and includes accrued interest. Bonds and liabilities to financial institutions are largely secured by mortgage conveyance, liens and assignment of receivables of approximately [EURO]1,754 million (2001: [EURO]1,804 million).

    Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

                                                                                                         THERE-
                                                   2003       2004       2005       2006       2007      AFTER
(IN MILLIONS OF [EURO])                          --------   --------   --------   --------   --------   --------
Financial liabilities..........................   30,204     12,285     9,643      9,058      3,259      13,016

    At December 31, 2002, the Group had unused short-term credit lines of [EURO]11,026 million (2001: [EURO]5,796 million) and unused long-term credit lines of [EURO]10,597 million (2001: [EURO]20,322 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006, a U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until 2004, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2003. A part of the $18 billion facility serves as a back-up for commercial paper drawings.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

27. TRADE LIABILITIES

                                               AT DECEMBER 31, 2002                AT DECEMBER 31, 2001
                                         ---------------------------------   ---------------------------------
                                                    DUE AFTER   DUE AFTER               DUE AFTER   DUE AFTER
                                          TOTAL     ONE YEAR    FIVE YEARS    TOTAL     ONE YEAR    FIVE YEARS
(IN MILLIONS OF [EURO])                  --------   ---------   ----------   --------   ---------   ----------
Trade liabilities......................   12,342         1           1        14,157        12           1

28. OTHER LIABILITIES

                                               AT DECEMBER 31, 2002                AT DECEMBER 31, 2001
                                         ---------------------------------   ---------------------------------
                                                    DUE AFTER   DUE AFTER               DUE AFTER   DUE AFTER
                                          TOTAL     ONE YEAR    FIVE YEARS    TOTAL     ONE YEAR    FIVE YEARS
(IN MILLIONS OF [EURO])                  --------   ---------   ----------   --------   ---------   ----------
Liabilities to affiliated companies....      338        --          --           416        --          --
Liabilities to related companies.......      161         3          --           293        --          --
Other liabilities......................    8,344       708         151         9,553       828         232
                                          ------       ---         ---        ------       ---         ---
                                           8,843       711         151        10,262       828         232
                                          ======       ===         ===        ======       ===         ===

    As of December 31, 2002, other liabilities include tax liabilities of [EURO]827 million (2001: [EURO]620 million) and social benefits due of [EURO]782 million (2001: [EURO]877 million).

29. DEFERRED INCOME

    As of December 31, 2002, [EURO]1,989 million of the total deferred income is to be recognized after more than one year (2001: [EURO]1,911 million).

OTHER NOTES

30. LITIGATION AND CLAIMS

    Three lawsuits have recently been brought against DaimlerChrysler AG or some of its affiliates raising claims arising out of the practice of apartheid in South Africa before 1994. In particular, on September 27, 2002, a putative class action covering claims arising between 1952 and 1994, captioned Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York naming 84 U.S., European and Japanese companies, including DaimlerChrysler AG, as defendants. On
November 11, 2002, 91 individuals filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 U.S., European and Japanese corporate defendants, including DaimlerChrysler AG and Daimler-Benz Industrie. This lawsuit covers the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan naming as defendants four U.S. and European companies, including DaimlerChrysler Corporation, and asserting claims arising from 1948 to 1993. All three lawsuits allege, in essence, that the corporate defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefitted financially from such cooperation. The plaintiffs assert various claims, including conspiracy, aiding and abetting the apartheid regime, violations of the Racketeering Influence and Corrupt Organizations Act, violations of international law and the Alien Tort Claims Act, unjust enrichment and unfair and discriminatory labor practices. The plaintiffs seek compensatory and punitive damages, disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, and other forms of relief, including in the Digwamaje case the establishment of a "historic commission." Plaintiffs in the Digwamaje case purport to seek compensatory damages

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
in excess of $200 billion and punitive damages in excess of $200 billion. The complaints in the other two lawsuits do not specify damages. DaimlerChrysler intends to defend against these claims vigorously.

    Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these lawsuits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 19,000 at the end of January 2003. In the majority of these cases, the plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, DaimlerChrysler and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the U.S. with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. DaimlerChrysler believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the U.S. Court of Appeals upheld that decision. The U.S. Supreme Court in January 2003 denied DaimlerChrysler's request and that of other manufacturers to review the decision. The Group believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in DaimlerChrysler vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the Group could incur significant costs in the future in resolving these lawsuits.

    In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making similar claims to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit are pending. The plaintiffs, current or former DaimlerChrysler shareholders, allege that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In essence, the complaints allege that by describing the transaction as a "merger of equals" in the proxy statement/ prospectus and other statements preceding the special meeting of Chrysler stockholders called to vote on the business combination agreement, the defendants misrepresented that DaimlerChrysler would operate as two equal companies, while they always intended to relegate Chrysler to division status and to replace Chrysler's management with executives from Daimler-Benz. The complaints generally seek (a) actual damages, including an acquisition premium, (b) "recissory" damages representing the difference between the value of the Chrysler common stock exchanged and the present value of the DaimlerChrysler Ordinary Shares, (c) compensatory and, in the individual actions, punitive damages, (d) an order unwinding the transaction, (e) pre- and post-judgment interest, and (f) such other relief as may be just and proper. In April 2001, all of the pending class action complaints were consolidated into a single consolidated class action complaint that included two claims not previously alleged in any of the complaints. The new claims alleged that DaimlerChrysler had violated U.S. securities laws by making false and misleading statements in 1999 and 2000 regarding its prospects for the year 2000. On May 9, 2001, DaimlerChrysler filed motions to dismiss all three complaints. In March 2002, the Court granted the motion as to the consolidated class action complaint, denied the motion as to the Tracinda Corporation complaint except for the civil conspiracy claim in that complaint, and denied the motion as to the other complaint

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
filed by Glickenhaus & Co., et al. The Court subsequently allowed the class action plaintiffs to amend their complaint, which is now pending. These cases have been consolidated for purposes of discovery and are captioned In re:
DaimlerChrysler AG Securities Litigation. The parties substantially completed discovery in January 2003. In February 2003, DaimlerChrysler filed motions seeking summary judgment on all claims in the cases. The Group is presently scheduled for trial of all the consolidated actions in the second quarter of 2003. DaimlerChrysler believes the complaints in this litigation are without merit and plans to continue defending against them vigorously.

    In September 2000, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD 195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement. The claim includes allegations that ERF's accounts and financial statements were misstated and seeks to recover damages in excess of GBP
300 million. Freightliner Ltd. intends to defend itself vigorously against such claims.

    A purported class action lawsuit was filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC ("MBUSA"), and against MBUSA's wholly-owned subsidiary Mercedes-Benz Manhattan, Inc ("MBM"). The lawsuit alleges that MBUSA and MBM participated in a price fixing conspiracy among Mercedes-Benz dealers. A motion for class certification is pending. MBUSA and MBM intend to defend themselves vigorously. In addition, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, advised MBUSA and MBM that it is conducting a criminal investigation in connection with the allegations made in the lawsuit. MBUSA and MBM have been served with grand jury subpoenas in connection with this investigation.

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

    See Note 4 for a description of claims raised by Bombardier.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

31. COMMITMENTS AND CONTINGENCIES

    Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

                                                                              AT DECEMBER 31,
                                                              -----------------------------------------------
                                                                     MAXIMUM                   AMOUNT
                                                                    POTENTIAL                RECOGNIZED
                                                                FUTURE OBLIGATION          AS A LIABILITY
                                                              ----------------------   ----------------------
                                                                2002          2001       2002          2001
(IN MILLIONS OF [EURO])                                       --------      --------   --------      --------
Guarantees for third party liabilities......................   2,119         2,839        370           317
Guarantees under buy-back commitments.......................   3,232         3,280        609           673
Performance guarantees and environmental risks..............     581           608        370           200
Other.......................................................     830           616        246           231
                                                               -----         -----      -----         -----
                                                               6,762         7,343      1,595         1,421
                                                               -----         -----      -----         -----

    Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The term under these arrangements generally cover the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At December 31, 2002, these guarantees amounted to [EURO]51.7 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

    Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in values for assets or products sold to non-consolidated affiliated companies and third parties. Such guarantees provide the holder with the right to return purchased assets or products back to the Group in connection with a future purchase of products or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

    Performance guarantees principally represent pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. Performance guarantees typically provide the purchaser of goods or services with the right to be reimbursed for losses incurred or other penalties if the third party or the consortium fails to perform. Amounts accrued under performance guarantees reflect estimates of probable losses resulting from a third party's failure to perform under obligating agreements.

    DaimlerChrysler Services, Deutsche Telekom, and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute"), (individually, the "partners;" collectively, the "consortium"), entered into an agreement with the Federal Republic of Germany ("FRG") to develop and operate a toll collection system for the use of German roadways by commercial vehicles over 12 tons (gross vehicle weight). DaimlerChrysler Services and Deutsche Telekom each represent 45% of the consortium and Cofiroute represents the remaining 10%.

    Pursuant to the agreement, the partners have guaranteed the successful completion of the toll system, in phases with applicable late penalties, with ultimate completion scheduled for August 2003. The partners have also guaranteed the successful operation of the toll system. In the event the toll system is not developed on schedule or does not operate effectively upon completion, the consortium will be obligated to pay penalties which cannot be

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
presently estimated. These guarantees have not been included in the table above since they relate, in part, to the Group's own future performance.

    The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against DaimlerChrysler concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

    When circumstances indicate that payment is probable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

    The Group periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. The Group records a liability for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized based on historical experience as to product failures as well as current information on repair costs. The Group also enters into extended product warranty arrangements in consideration for a separate arrangement fee. The consideration received in extended product warranty arrangements is deferred and amortized to revenue over the term of the extended warranty period. Costs related to extended product warranty services contracts are expensed as incurred. The ultimate costs associated with product warranty arrangements cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the number of vehicles affected by service or recall actions, and the nature of the corrective action which may result in adjustments to the established liabilities (see Note 25b). In accordance with FIN 45, the obligations associated with product warranties are not reflected in the above table.

    In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2002, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately [EURO]3.7 billion. These amounts are not reflected in the above table.

    The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2002 in the statement of income (loss) amounted to [EURO]737 million (2001:
[EURO]819 million; 2000: [EURO]881 million). Future minimum lease payments under noncancellable lease agreements which have initial or remaining terms in excess of one year at December 31, 2002 are as follows:

                                                              OPERATING LEASES
(IN MILLIONS OF [EURO])                                       ----------------
2003........................................................          581
2004........................................................          348
2005........................................................          275
2006........................................................          214
2007........................................................          191
thereafter..................................................        1,074

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

32. INFORMATION ABOUT FINANCIAL INSTRUMENTS AND DERIVATIVES

A) USE OF FINANCIAL INSTRUMENTS

    The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group uses bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and to a minor extent equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using derivative financial instruments. Without these instruments the Group's market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

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

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an indication of the amounts that the Group could realize under current market conditions.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The carrying amounts and fair values of the Group's financial instruments are as follows:

                                                          AT DECEMBER 31, 2002     AT DECEMBER 31, 2001
                                                         ----------------------   ----------------------
                                                         CARRYING        FAIR     CARRYING        FAIR
                                                          AMOUNT        VALUE      AMOUNT        VALUE
(IN MILLIONS OF [EURO])                                  --------      --------   --------      --------
Financial instruments (other than derivative
  instruments):
  Assets:
    Financial assets...................................    1,870         1,870      1,209         1,209
    Receivables from financial services................   52,088        52,622     49,512        49,678
    Securities.........................................    3,293         3,293      3,077         3,077
    Cash and cash equivalents..........................    9,130         9,130     11,428        11,428
    Other receivables..................................        5             5         20            20
  Liabilities:
    Financial liabilities..............................   79,112        83,861     90,908        94,513
Derivative instruments:
  Assets:
    Currency contracts.................................    1,759         1,759        477           477
    Interest rate contracts............................    3,776         3,776      1,011         1,011
    Equity contracts...................................       --            --          4             4
  Liabilities:
    Currency contracts.................................      105           105        806           806
    Interest rate contracts............................      302           302      1,434         1,434
    Equity contracts...................................       --            --          4             4

    The methods and assumptions used to determine the fair values of financial instruments are summarized below:

    FINANCIAL ASSETS AND SECURITIES -- The fair values of securities were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as these investments are not publicly traded and determination of fair values is impracticable.

    RECEIVABLES FROM FINANCIAL SERVICES -- The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2002 and 2001.

    The carrying amounts of CASH AND OTHER RECEIVABLES approximate fair values due to the short-term maturities of these instruments.

    FINANCIAL LIABILITIES -- The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term notes and bonds were estimated by discounting future cash flows using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

    CURRENCY CONTRACTS -- The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

    INTEREST RATE CONTRACTS -- The fair values of existing instruments to hedge interest rate risks (e. g. interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

    EQUITY CONTRACTS -- The fair values of existing instruments to hedge equity price risk (e. g. futures or options) were determined on the basis of quoted market prices or on estimates based on option pricing models.

C) CREDIT RISK

    The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparties financial strength. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. DaimlerChrysler Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 18.

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

E) ACCOUNTING FOR AND REPORTING OF DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    FOREIGN CURRENCY RISK MANAGEMENT

    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes Car Group segment. The Mercedes Car Group segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk, to a lesser extent, because of its global production network. At Chrysler Group revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment is exposed to transaction risk resulting primarily from the U.S. dollar exposure of the aircraft engine business, which DaimlerChrysler conducts through MTU Aero Engines.

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

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

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

    The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to DaimlerChrysler's outstanding interest rate exposures as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

    DaimlerChrysler also holds, to a minor extent, investments in equity securities as part of its strategy to manage excess liquidity. The risk inherent in these securities is hedged through the use of equity derivatives.

    The Group assesses equity price risk by continually monitoring changes in key economic, industry and market information and maintains risk management control systems independent of Corporate Treasury to monitor risks attributable to both DaimlerChrysler's investments as well as its offsetting hedge positions. The risk control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the potential loss and support the risk management of the Group's investments.

    INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

    Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, as the transactions being hedged involve sales or production of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

    For the year ended December 31, 2002, net gains of [EURO]34 million (2001: net losses of [EURO]17 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

    INFORMATION WITH RESPECT TO CASH FLOW HEDGES

    Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect operating income.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    For the year ended December 31, 2002, no gains or losses (2001: net losses of [EURO]12 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

    For the year ended December 31, 2002, no gains or losses (2001: gains of [EURO]1 million) had to be reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges.

    It is anticipated that [EURO]517 million of net gains included in accumulated other comprehensive income at December 31, 2002, will be reclassified into earnings during the next year.

    As of December 31, 2002, DaimlerChrysler held derivative financial instruments with a maximum maturity of 43 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

    INFORMATION WITH RESPECT TO HEDGES OF THE NET INVESTMENT IN A FOREIGN
     OPERATION

    In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2002, net gains of [EURO]127 million (2001: net gains of [EURO]53 million) hedging the Group's net investments in certain foreign operations were included in the cumulative translation adjustment without affecting DaimlerChrysler's net income (loss).

33. RETAINED INTERESTS IN SOLD RECEIVABLES AND SALES OF FINANCE RECEIVABLES

    The fair value of retained interests in sold receivables was as follows:

                                                                 AT DECEMBER 31,
(IN MILLIONS OF [EURO])                                       ----------------------
                                                                2002          2001
                                                              --------      --------
Fair value of estimated residual cash flows, net of
  prepayments, from sold receivables, before expected future
  net credit losses.........................................   4,119         5,311
Expected future net credit losses on sold receivables.......    (644)         (787)
                                                               -----         -----
Fair value of net residual cash flows from sold
  receivables...............................................   3,475         4,524
                                                               -----         -----
Restricted cash accounts....................................       2             2
Retained subordinated securities............................     764           956
                                                               -----         -----
Retained interests in sold receivables, at fair value.......   4,241         5,482
                                                               -----         -----

    In 2002, the Group recorded an impairment charge of [EURO]98 million on the retained interest in sold receivables resulting from a decline in the expected pool by pool cash flows. This decrease in cash flows was primarily the result of an increase in the estimate of future credit losses.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    At December 31, 2002, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

                                                                              IMPACT ON FAIR
                                                                                  VALUE
                                                                             BASED ON ADVERSE
                                                                          ----------------------
                                                          ASSUMPTION        10%           20%
                                                          PERCENTAGE       CHANGE        CHANGE
(IN MILLIONS OF [EURO])                                   ----------      --------      --------
Prepayment speed, monthly...............................      1.5%          (11)           (16)
Estimated remaining net credit losses as a percentage of
  receivables sold......................................      1.3%          (61)          (122)
Residual cash flow discount rate, annualized............     12.0%          (33)           (66)

    The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of [EURO]18 million and [EURO]34 million, respectively. Similar changes to the monthly prepayment speed and the estimated remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

    These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

    Actual and projected credit losses for receivables securitized were as follows:

                                                                     RECEIVABLES SECURITIZED IN
                                                              -----------------------------------------
ACTUAL AND PROJECTED CREDIT LOSSES PERCENTAGES AS OF:           1999       2000       2001       2002
-----------------------------------------------------         --------   --------   --------   --------
December 31, 2002...........................................    2.6%       2.3%       2.4%       2.6%
December 31, 2001...........................................    2.2%       1.7%       2.4%
December 31, 2000...........................................    1.1%       1.2%
December 31, 1999...........................................    1.0%

    Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2002.

    Certain cash flows received and paid to securitization trusts were as follows:

                                                                2002       2001
(IN MILLIONS OF [EURO])                                       --------   --------
Proceeds from new securitizations...........................   10,705     18,219
Proceeds from collections reinvested in previous wholesale
  securitizations...........................................   49,888     56,040
Amounts reinvested in previous wholesale securitizations....  (49,965)   (56,040)
Servicing fees received.....................................      304        353
Receipt of cash flows on retained interest in securitized
  receivables...............................................      553        580

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those financial services businesses that sell receivables, as of and for the years ended December 31, 2002 and 2001, respectively, were as follows:

                                                                                                       NET CREDIT
                                                                                                       LOSSES FOR
                                              OUTSTANDING                DELINQUENCIES                  THE YEAR
                                               BALANCE AT                 > 60 DAYS AT                   ENDED
                                         ----------------------      ----------------------      ----------------------
                                           2002          2001          2002          2001          2002          2001
(IN MILLIONS OF [EURO])                  --------      --------      --------      --------      --------      --------
Retail receivables.....................   48,476        58,224          506           584           652           691
Wholesale receivables..................   16,754        17,448           --            24            19            18
                                         -------       -------         ----          ----          ----          ----
Total receivables managed..............   65,230        75,672          506           608           671           709
Less: receivables sold.................  (30,103)      (42,312)        (160)         (182)         (342)         (310)
                                         -------       -------         ----          ----          ----          ----
Receivables held in portfolio..........   35,127        33,360          346           426           329           399

    During the year ended December 31, 2002, DaimlerChrysler sold
[EURO]8,653 million (2001: [EURO]19,290 million) and [EURO]49,592 million (2001:
[EURO]57,372 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of [EURO]162 million (2001:
[EURO]414 million) and [EURO]201 million (2001: [EURO]182 million) on sales of retail and wholesale receivables, respectively.

    Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the year) at December 31, 2002 and 2001:

                                                               RETAIL               WHOLESALE
                                                         -------------------   -------------------
                                                           2002       2001       2002       2001
                                                         --------   --------   --------   --------
Prepayment speed assumption (monthly rate).............  1.0-1.5%   1.0-1.5%        *)         *)
Estimated lifetime net credit losses
(an average percentage of sold receivables)............      2.6%       2.4%      0.0%       0.0%
Residual cash flows discount rate (annual rate)........     12.0%      12.0%     12.0%      10.0%

------------------------------

*) For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

    In 2002, the Group's financial services business in North America developed an asset-backed commercial paper program to be used as part of its securitization activities. To support the asset-backed commercial paper program, several banks have provided contractually committed liquidity facilities aggregating $3 billion. As of December 31, 2002, no receivables have been sold into this program and none of the liquidity facilities have been utilized.

34. SEGMENT REPORTING

    In 2002, the Board of Management decided to rename the Mercedes-Benz Passenger Cars & smart segment to Mercedes Car Group, effective as of January 1, 2003. The decision to rename the segment was made to reflect the recently enhanced brand portfolio and did not impact the composition of this reportable segment. Information with respect to the Group's reportable segments follows:

    MERCEDES CAR GROUP. This segment includes activities related mainly to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

    CHRYSLER GROUP. This segment includes the development, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Jeep-Registered Trademark- and Dodge and related automotive parts and accessories.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    COMMERCIAL VEHICLES. This segment is involved in the development, design, manufacture, assembly and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz and Freightliner.

    SERVICES. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading and information technology. In October 2000, the information technology activities were contributed into a joint venture. The Group's 49.9% interest in T-Systems ITS is included at equity subsequent to that date. In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS. The sale was consummated in March 2002 with the termination of the joint venture.

    OTHER ACTIVITIES. These activities principally represents the business MTU Aero Engines and the Group's equity method investments in MMC, EADS and Automotive Electronics. Other Activities also contains corporate research, real estate activities and holding and financing companies. In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG. The Group's 40% interest in the Automotive Electronics activities (Conti Temic microelectronic) is included at equity from that date. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in Conti Temic microelectronic.

    The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP). The Group measures the performance of its operating segments through "Operating Profit." Segment Operating Profit is defined as income (loss) before financial income included in the consolidated statement of income (loss), modified to exclude pension and postretirement benefit expenses other than service costs, to include pretax operating profit (loss) from affiliated and associated companies, to include financial income (loss) from related operating companies, to include gains (losses) from the sale of operating businesses, and to include or exclude certain miscellaneous items.

    Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

    Revenues are allocated to countries based on the location of the customer; long-lived assets are disclosed according to the physical location of these assets.

    Capital expenditures represent the purchase of property, plant and equipment.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    Segment information as of and for the years ended December 31, 2002, 2001 and 2000 follows:

                                         MERCEDES    CHRYSLER   COMMERCIAL                 OTHER
                                        CAR GROUP     GROUP      VEHICLES     SERVICES   ACTIVITIES   ELIMINATIONS   CONSOLIDATED
(IN MILLIONS OF [EURO])                 ----------   --------   -----------   --------   ----------   ------------   ------------
2002
Revenues..............................    46,796      59,716      26,905       13,765       2,401            --        149,583
Intersegment sales....................     3,374         465       1,496        1,934         322        (7,591)            --
                                          ------      ------      ------      -------      ------       -------        -------
Total revenues........................    50,170      60,181      28,401       15,699       2,723        (7,591)       149,583

Operating Profit (Loss)...............     3,020         609        (343)       3,060         903          (395)         6,854

Identifiable segment assets...........    22,103      52,807      15,269       87,833      33,970       (24,655)       187,327

Capital expenditures..................     2,495       3,155       1,263           95         137            --          7,145
Depreciation and amortization.........     1,652       4,276       1,210        6,804         157          (255)        13,844

2001
Revenues..............................    44,002      62,676      27,084       14,975       4,136            --        152,873
Intersegment sales....................     3,703         807       1,488        1,876         371        (8,245)            --
                                          ------      ------      ------      -------      ------       -------        -------
Total revenues........................    47,705      63,483      28,572       16,851       4,507        (8,245)       152,873

Operating Profit (Loss)...............     2,951      (5,281)       (514)         612       1,181          (267)        (1,318)

Identifiable segment assets...........    20,558      63,325      16,232      100,570      31,200       (24,475)       207,410

Capital expenditures..................     2,061       5,083       1,484          112         168           (12)         8,896
Depreciation and amortization.........     1,853       5,364         922        7,071         197          (217)        15,190

2000
Revenues..............................    40,822      67,405      28,521       15,322      10,314            --        162,384
Intersegment sales....................     2,878         967       1,283        2,204         301        (7,633)            --
                                          ------      ------      ------      -------      ------       -------        -------
Total revenues........................    43,700      68,372      29,804       17,526      10,615        (7,633)       162,384

Operating Profit (Loss)...............     2,145         501       1,212        2,457       3,590          (153)         9,752

Identifiable segment assets...........    19,355      53,660      15,879       94,369      34,298       (18,287)       199,274

Capital expenditures..................     2,096       6,339       1,128          282         547            --         10,392
Depreciation and amortization.........     2,038       3,878         847        6,603         425          (204)        13,587

    Capital expenditures for equipment on operating leases for 2002, 2001 and 2000 for the Services segment amounted to [EURO]12,862 million, [EURO]14,334 million and [EURO]15,551 million, respectively.

    The Operating Profit of the Mercedes Car Group segment for the year ended December 31, 2000, includes [EURO]470 million of non-cash charges related to the adoption of the European Union's directive regarding end-of-life vehicles and related to fixed cost reimbursement agreements with MCC smart suppliers.

    For the year ended December 31, 2001, Operating Loss of the Chrysler Group segment includes [EURO]1,715 million of non-cash turnaround plan charges, other than depreciation and amortization.

    The Operating Loss of the Commercial Vehicles segment for the year ended December 31, 2002, includes [EURO]161 million (2001: [EURO]353 million) of non-cash turnaround plan and other charges, other than depreciation and amortization.

    For the years ended December 31, 2002, 2001 and 2000, Operating Profit of the Services segment includes [EURO]10 million, [EURO]41 million and [EURO]1 million, respectively, from the equity investment in T-Systems ITS, representing

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
the Group's percentage share of the Operating Profit of T-Systems ITS. In addition, Operating Profit of the Services segment for the year ended
December 31, 2000, includes a non-cash gain of [EURO]2,315 million from the transaction involving T-Systems ITS (see Note 11). At December 31, 2001 and 2000, the identifiable assets of the Services segment includes
[EURO]2,193 million and [EURO]2,152 million, respectively, of the investment in T-Systems ITS. For the year ended December 31, 2002, Operating Profit of the Services segment includes impairment charges of [EURO]537 million, which primarily relate to equipment on operating leases and receivables from financial services.

    For the year ended December 31, 2002, Operating Profit of the Other Activities segment includes [EURO]778 million from EADS and MMC, the significant companies accounted for using the equity method. For the year ended
December 31, 2001, Operating Profit of the Other Activities segment includes [EURO]694 million from EADS and MMC, including a [EURO]876 million gain from the formation of Airbus SAS. For the year ended December 31, 2000, Operating Profit of the Other Activities segment includes [EURO]3,259 million from EADS and MMC, including a [EURO]3,303 million gain in connection with the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares in EADS (see Note 11). At December 31, 2002, 2001 and 2000, the identifiable assets of the Other Activities segment include [EURO]5,714 million, [EURO]5,393 million and [EURO]5,143 million, respectively, of investments in these equity method investees.

    A reconciliation to Operating Profit (Loss) follows:

                                                                2002       2001       2000
(IN MILLIONS OF [EURO])                                       --------   --------   --------
Income (loss) before financial income.......................   3,860      (1,637)    4,320

  Pension and postretirement benefit expenses other than
    service costs...........................................    (242)       (450)     (228)
  Operating income (loss) from affiliated and associated
    companies, and financial income (loss) from related
    companies...............................................     494         516       (35)
  Gains (losses) from the sale of operating businesses......   2,640         292     5,832
  Miscellaneous items.......................................     102         (39)     (137)
                                                               -----      ------     -----
Consolidated Operating Profit (Loss)........................   6,854      (1,318)    9,752
                                                               =====      ======     =====

    Revenues from external customers presented by geographic region are as follows:

                                                            OTHER
                                    EUROPEAN    UNITED    AMERICAN                 OTHER     CONSOLI-
                         GERMANY    UNION(1)    STATES    COUNTRIES     ASIA     COUNTRIES    DATED
(IN MILLIONS OF [EURO])  --------   --------   --------   ---------   --------   ---------   --------
2002...................   23,121     23,425     77,686     12,104      6,284       6,963     149,583
2001...................   24,340     21,300     81,132     13,585      6,208       6,308     152,873
2000...................   25,988     24,360     84,503     14,762      5,892       6,879     162,384

------------------------------

1) Excluding Germany.

    Germany accounts for [EURO]19,627 million of long-lived assets (2001:
[EURO]20,584 million; 2000: [EURO]17,450 million), the United States for [EURO]44,758 million (2001: [EURO]58,850 million; 2000: [EURO]51,996 million)
and other countries for [EURO]14,344 million (2001: [EURO]12,971 million; 2000:
[EURO]19,633 million).

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

35. EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share for "Income
(loss) before extraordinary items and cumulative effects of changes in accounting principles" is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
(IN MILLIONS OF [EURO] OR MILLIONS OF SHARES,              2002          2001          2000
EXCEPT EARNINGS (LOSS) PER SHARE)                        --------      --------      --------
Income (loss) before extraordinary items and cumulative
  effects of changes in accounting principles --
  basic................................................    4,877          (662)        2,465
                                                         =======       =======       =======
Interest expense on convertible bonds and notes (net of
  tax).................................................       12            --            18
                                                         -------       -------       -------
Income (loss) before extraordinary items and cumulative
  effects of changes in accounting principles --
  diluted..............................................    4,889          (662)        2,483
                                                         =======       =======       =======
Weighted average number of shares outstanding --
  basic................................................  1,008.3       1,003.2       1,003.2
                                                         =======       =======       =======
Dilutive effect of convertible bonds and notes.........      5.6            --          10.7
                                                         -------       -------       -------
Weighted average number of shares outstanding --
  diluted..............................................  1,013.9       1,003.2       1,013.9
                                                         =======       =======       =======
EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEMS
  AND CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
  PRINCIPLES
  Basic................................................     4.84         (0.66)         2.46
                                                         =======       =======       =======
  Diluted..............................................     4.82         (0.66)         2.45
                                                         =======       =======       =======

    See Note 23 for shares issued upon conversion of bonds and notes in 2002.

    Because the Group reported a loss before extraordinary items and cumulative effects of changes in accounting principles for the year ended December 31, 2001, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the Group reported income before extraordinary items and cumulative effects of changes in accounting principles for the year ended December 31, 2001, the weighted average number of shares outstanding would have potentially been diluted by 10.7 million shares resulting from the conversion of bonds and notes.

    Stock options issued in 2002, 2001 and 2000 in connection with the Stock Option Plan 2000 were not included in the computation of diluted earnings per share for all years presented, because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares on December 31, 2002, 2001 and 2000.

    Income tax charges of [EURO]263 million relating to changes in German tax laws were included in the consolidated statement of income for the year ended December 31, 2000 and resulted in a reduction of basic and diluted earnings per share of [EURO]0.26 and [EURO]0.26 in 2000 (see Note 9).

36. RELATED PARTY TRANSACTIONS

    The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include firms in which the Group holds an ownership interest and firms that are affiliated with some members of DaimlerChrysler's Supervisory Board.

    Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for the Group. As discussed in Note 3, DaimlerChrylser owns a 37% equity interest in Mitsubishi Motors Corporation.

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

    DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR, which DaimlerChrysler expects to launch by the end of 2003. The Group owns a 40% equity interest in TAG McLaren
Holdings Ltd.

    DaimlerChrysler increased its stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in December 2002 and has agreed to gradually acquire the remaining shares by 2005. The company has been renamed Mercedes-Ilmor. Ilmor Engineering Ltd. and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, which DaimlerChrysler supplies to the West McLaren team in support of motor sport activities under the Mercedes-Benz brand.

    In May 2002, DaimlerChrysler Corporation sold its Dayton thermal products facility to Behr Dayton Thermal Products LLC, a joint venture company in which Behr America, Inc. owns a majority interest and DaimlerChrysler Corporation owns a minority interest. DaimlerChrysler Corporation is required to maintain its minority interest through May 2004 and to purchase products from the joint venture company under a supply agreement entered into in connection with the sale.

    The Group's subsidiaries DaimlerChrysler Coordination Center S.A. (DCCC) and DaimlerChrysler Aerospace AG (DASA) granted a series of loans to debis Air Finance B.V. (dAF). Through DaimlerChrysler's subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, the Group holds a 45% non-controlling interest in debis Air Finance B.V. The total book value of these loans as of December 31, 2002, was [EURO]519 million, the highest aggregate amount outstanding during 2002 was [EURO]546 million. The interest rates are partially fixed, partially based on Libor.

    The Group purchases products and services from T-Systems ITS GmbH, an information technology company. As discussed in Note 4, the Group beneficially owned a 49.9% equity interest in T-Systems through a joint venture prior to March 2002 and then decided to exit the joint venture by exercising its option to sell its interest to Deutsche Telekom for [EURO]4.7 billion. The sale closed in March 2002. The Group continues to purchase products from T-Systems ITS.

    As discussed in Note 4, in April, 2002, DaimlerChrysler exercised its option to sell its 40% interest in Conti Temic microelectronic GmbH to Continental. The Group continues to purchase products from Conti Temic.

    The following represent transactions with shareholders:

    - DaimlerChrysler incurred expenses of approximately $846,000 in 2002 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

    - DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 12% of DaimlerChrysler's outstanding shares. Deutsche Bank AG and its subsidiaries provided the Group with various financial and other services for which they were paid reasonable and customary fees. Hilmar Kopper, the Chairman of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, was also Chairman of the Supervisory Board of Deutsche Bank AG until May 22, 2002.

37. COMPENSATION AND SHARE OWNERSHIP OF THE MEMBERS OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD AND FURTHER ADDITIONAL INFORMATION CONCERNING GERMAN CORPORATE GOVERNANCE CODE

    REMUNERATION - The total remuneration paid by Group companies to the members of the Board of Management of DaimlerChrysler AG are calculated from the amount of compensation paid in cash and from the

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES
non-cash benefits in kind. The total remuneration in 2002 for the members of the Board of Management of DaimlerChrysler AG amount to [EURO]50.8 million, of which [EURO]13.4 million is fixed and [EURO]37.4 million is short-term and mid-term incentive remuneration components. In 2002, no compensation resulted from long-term incentive remuneration components.

    In 2002, 3.03 million stock options from the Stock Option Plan 2000 were granted to members of the Board of Management as a long-term remuneration component. Also in 2002, 476,500 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock based compensation programs, see Note 24.

    The remuneration paid in 2002 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted [EURO]2.5 million.

    DIRECTORS' DEALINGS - Transactions of ordinary shares, options and derivatives of DaimlerChrysler AG and Group related companies(1), exercised by members of the Board of Management as well as by their spouses and first-grade relatives since July 1, 2002, which are to be published according to
Article 15a of the German Securities Trading Act, are listed below:

                                     TYPE OF                TITLE (SECURITY     NOMINAL       DATE OF      NUMBER      PRICE
NAME                               TRANSACTION   COMPANY       OR RIGHT)        AMOUNT      TRANSACTION   OF UNITS   IN [EURO]
----                               -----------   --------   ---------------   -----------   -----------   --------   ----------
Dr. Dieter Zetsche...............   Purchase      DCAG        Share           [EURO]2.60      7/3/2002     4,255        46.93
Prof. Klaus-Dieter Voehringer....   Purchase      DCAG        Share           [EURO]2.60      9/4/2002     1,000        39.50
Prof. Klaus-Dieter Voehringer....   Purchase      DCAG        Share           [EURO]2.60     9/19/2002     1,000        37.90
Prof. Klaus-Dieter Voehringer....   Purchase      DCAG        Share           [EURO]2.60     9/25/2002     2,000        34.92
Prof. Klaus-Dieter Voehringer....   Purchase      DCAG        Share           [EURO]2.60     10/9/2002     1,000        31.90

    Members of the Supervisory Board as well as their spouses and first-grade relatives exercised no transactions of ordinary shares, options and derivatives of DaimlerChrysler AG and Group related companies(1) in the second half of 2002, which are to be published.

------------------------

    (1) at the present time: EADS and Maschinenfabrik Esslingen AG

    SHARE OWNERSHIP - As of December 31, 2002, the current members of the Board of Management and the members of the Supervisory Board as a group owned
9.6 million Ordinary Shares, options or derivatives (SAR) of DaimlerChrysler AG (0.95% of all outstanding shares).

    TRANSACTIONS WITH RELATED PARTIES - For transactions with shareholders, please see last paragraph of Note 36.

38. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                                           DAIMLERCHRYSLER        OTHER
              2002                 DAIMLERCHRYSLER AG       NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)     HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  -------------------   -------------------   ------------   -------------   -------------------
ASSETS
    Intangible assets............             95                    --              4,831             --              4,926
    Property, plant and
      equipment, net.............          5,973                    --             30,296             --             36,269
    Investments and long-term
      financial assets...........         27,706                52,331             12,684        (83,430)             9,291
    Equipment on operating
      leases, net................          3,722                    --             24,713           (192)            28,243
                                         -------               -------           --------       --------           --------
FIXED ASSETS.....................         37,496                52,331             72,524        (83,622)            78,729
                                         -------               -------           --------       --------           --------
    Inventories..................          5,750                    --             10,638           (746)            15,642
    Trade, finance and other
      receivables................         15,920                 4,517             71,591        (16,070)            75,958
    Securities...................            369                   318              2,606             --              3,293
    Cash and cash equivalents....          3,100                 3,982              2,048             --              9,130
                                         -------               -------           --------       --------           --------
  NON-FIXED ASSETS...............         25,139                 8,817             86,883        (16,816)           104,023
                                         -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
  EXPENSES.......................          2,881                   552              8,601         (7,459)             4,575
                                         -------               -------           --------       --------           --------
  TOTAL ASSETS...................         65,516                61,700            168,008       (107,897)           187,327
                                         =======               =======           ========       ========           ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY...........         34,914                11,010             66,543        (77,553)            34,914
                                         -------               -------           --------       --------           --------
  MINORITY INTERESTS.............             --                    --                432             --                432
                                         -------               -------           --------       --------           --------
  ACCRUED LIABILITIES............         10,891                   158             32,957           (294)            43,712
                                         -------               -------           --------       --------           --------
    Financial liabilities........         11,838                48,427             37,803        (18,956)            79,112
    Trade liabilities............          3,279                    --              9,063             --             12,342
    Other liabilities............          1,675                 2,105              8,386         (3,323)             8,843
                                         -------               -------           --------       --------           --------
  LIABILITIES....................         16,792                50,532             55,252        (22,279)           100,297
                                         -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
  INCOME.........................          2,919                    --             12,824         (7,771)             7,972
                                         -------               -------           --------       --------           --------
  TOTAL LIABILITIES..............         30,602                50,690            101,465        (30,344)           152,413
                                         -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY...........         65,516                61,700            168,008       (107,897)           187,327
                                         =======               =======           ========       ========           ========

  Revenues.......................         55,430                    --            132,418        (38,265)           149,583
  Cost of sales..................        (43,890)                   --           (114,956)        37,389           (121,457)
                                         -------               -------           --------       --------           --------
GROSS MARGIN.....................         11,540                    --             17,462           (876)            28,126
  Selling, administrative and
    other expenses...............         (6,830)                  (16)           (12,407)           960            (18,293)
  Research and development.......         (3,272)                   --             (2,907)           108             (6,071)
  Other income...................            555                    --                928           (691)               792
  Turnaround plan
    expenses--Chrysler Group.....             --                    --               (694)            --               (694)
                                         -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME.........................          1,993                   (16)             2,382           (499)             3,860
  Financial income (expense),
    net..........................          3,611                   334              4,299         (6,036)             2,208
                                         -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES..........................          5,604                   318              6,681         (6,535)             6,068
  Income taxes...................           (727)                  730             (1,371)           191             (1,177)
  Minority interests.............             --                    --                (14)            --                (14)
                                         -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS AND
  CUMULATIVE EFFECTS OF CHANGES
  IN ACCOUNTING PRINCIPLES.......          4,877                 1,048              5,296         (6,344)             4,877
  Cumulative effects of changes
    in accounting principles.....           (159)                   --               (159)           159               (159)
                                         -------               -------           --------       --------           --------
  NET INCOME (LOSS)..............          4,718                 1,048              5,137         (6,185)             4,718
                                         =======               =======           ========       ========           ========

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                                           DAIMLERCHRYSLER        OTHER
              2002                 DAIMLERCHRYSLER AG       NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)     HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  -------------------   -------------------   ------------   -------------   -------------------
CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES...........          7,434                   484             12,999         (3,121)            17,796
                                         -------               -------           --------       --------           --------
  Increase in equipment on
    operating leases.............         (2,682)                   --            (15,175)           153            (17,704)
  Purchases of property, plant,
    equipment and other fixed
    assets.......................         (2,235)                   --             (5,225)            --             (7,460)
  Proceeds from disposals of
    equipment on operating
    leases.......................          2,150                    --             12,962             --             15,112
  Proceeds from disposals of
    fixed assets.................            197                    --                681             --                878
  Payments for investments in
    businesses...................           (331)                   --               (405)           176               (560)
  Proceeds from disposals of
    businesses...................            292                    --              5,570           (176)             5,686
  (Increase) decrease in
    receivables from financial
    services, net................           (116)                   --             (8,942)             9             (9,049)
  Disposition (acquisitions) of
    securities (other than
    trading), net................            (14)                 (353)               438             --                 71
  Other..........................           (239)                  454                230           (365)                80
                                         -------               -------           --------       --------           --------
CASH USED FOR INVESTING
  ACTIVITIES.....................         (2,978)                  101             (9,866)          (203)           (12,946)
                                         -------               -------           --------       --------           --------
  Change in financial
    liabilities..................         (2,763)               (1,195)             2,350         (2,647)            (4,255)
  Dividends paid.................         (1,003)                   --             (7,015)         7,003             (1,015)
  Other..........................             --                    --              1,032         (1,032)                --
                                         -------               -------           --------       --------           --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES...........         (3,766)               (1,195)            (3,633)         3,324             (5,270)
                                         -------               -------           --------       --------           --------
Effect of foreign exchange rate
  changes on cash................             --                  (801)              (394)            --             (1,195)
                                         -------               -------           --------       --------           --------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS...........            690                (1,411)              (894)            --             (1,615)
                                         -------               -------           --------       --------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD.........          2,410                 5,393              2,912             --             10,715
                                         -------               -------           --------       --------           --------
  AT END OF PERIOD...............          3,100                 3,982              2,018             --              9,100
                                         =======               =======           ========       ========           ========

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                                           DAIMLERCHRYSLER        OTHER
              2001                 DAIMLERCHRYSLER AG       NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)     HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  -------------------   -------------------   ------------   -------------   -------------------
ASSETS
    Intangible assets............             84                    --              2,779             --              2,863
    Property, plant and
      equipment, net.............          5,524                    --             35,641             --             41,165
    Investments and long-term
      financial assets...........         38,386                68,287             15,499       (109,797)            12,375
    Equipment on operating
      leases, net................          3,234                    --             32,836            (68)            36,002
                                         -------               -------           --------       --------           --------
  FIXED ASSETS...................         47,228                68,287             86,755       (109,865)            92,405
                                         -------               -------           --------       --------           --------
    Inventories..................          5,428                    --             11,953           (627)            16,754
    Trade, finance and other
    receivables..................         11,832                 3,250             75,866        (18,818)            72,130
    Securities...................            370                    --              3,389             --              3,759
    Cash and cash equivalents....          2,410                 5,393              2,943             --             10,746
                                         -------               -------           --------       --------           --------
  NON-FIXED ASSETS...............         20,040                 8,643             94,151        (19,445)           103,389
                                         -------               -------           --------       --------           --------
  DEFERRED TAXES AND PREPAID
  EXPENSES.......................          1,979                    --             15,093         (5,456)            11,616
                                         -------               -------           --------       --------           --------
  TOTAL ASSETS...................         69,247                76,930            195,999       (134,766)           207,410
                                         =======               =======           ========       ========           ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  STOCKHOLDERS' EQUITY...........         39,004                18,556             84,874       (103,430)            39,004
                                         -------               -------           --------       --------           --------
  MINORITY INTERESTS.............             --                    --                417             --                417
                                         -------               -------           --------       --------           --------
  ACCRUED LIABILITIES............          8,067                 1,603             32,930           (406)            42,194
                                         -------               -------           --------       --------           --------
    Financial liabilities........         14,600                54,417             43,351        (21,460)            90,908
    Trade liabilities............          3,138                    --             11,019             --             14,157
    Other liabilities............          1,969                 2,289              9,930         (3,926)            10,262
                                         -------               -------           --------       --------           --------
  LIABILITIES....................         19,707                56,706             64,300        (25,386)           115,327
                                         -------               -------           --------       --------           --------
  DEFERRED TAXES AND DEFERRED
  INCOME.........................          2,469                    65             13,478         (5,544)            10,468
                                         -------               -------           --------       --------           --------
  TOTAL LIABILITIES..............         30,243                58,374            111,125        (31,336)           168,406
                                         -------               -------           --------       --------           --------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY...........         69,247                76,930            195,999       (134,766)           207,410
                                         =======               =======           ========       ========           ========

  Revenues.......................         54,638                    --            136,076        (37,841)           152,873
  Cost of sales..................        (42,464)                   --           (123,492)        37,562           (128,394)
                                         -------               -------           --------       --------           --------
GROSS MARGIN.....................         12,174                    --             12,584           (279)            24,479
  Selling, administrative and
    other expenses...............         (6,454)                  (25)           (12,603)           751            (18,331)
  Research and development.......         (2,821)                   --             (3,207)            95             (5,933)
  Other income...................            393                    --              1,406           (587)             1,212
  Turnaround plan
    expenses--Chrysler Group.....             --                    --             (3,064)            --             (3,064)
                                         -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE FINANCIAL
  INCOME.........................          3,292                   (25)            (4,884)           (20)            (1,637)
  Financial income (expense),
    net..........................         (3,146)               (5,190)             3,095          5,395                154
                                         -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES..........................            146                (5,215)            (1,789)         5,375             (1,483)
  Income taxes...................           (808)                1,073              1,227           (715)               777
  Minority interests.............             --                    --                 44             --                 44
                                         -------               -------           --------       --------           --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS AND
  CUMULATIVE EFFECTS OF CHANGES
  IN ACCOUNTING PRINCIPLES.......           (662)               (4,142)              (518)         4,660               (662)
                                         -------               -------           --------       --------           --------
  NET INCOME.....................           (662)               (4,142)              (518)         4,660               (662)
                                         =======               =======           ========       ========           ========

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                                           DAIMLERCHRYSLER        OTHER
              2001                 DAIMLERCHRYSLER AG       NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING   DAIMLERCHRYSLER AG
     (IN MILLIONS OF [EURO])        (PARENT COMPANY)     HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
---------------------------------  -------------------   -------------------   ------------   -------------   -------------------
CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES...........          3,892                (1,097)            11,138          2,011             15,944
                                         -------               -------           --------       --------           --------
    Increase in equipment on
      operating leases...........         (2,496)                   --            (15,470)            15            (17,951)
    Purchases of property, plant,
      equipment and other fixed
      assets.....................         (1,987)                   --             (7,619)            55             (9,551)
    Proceeds from disposals of
      equipment on operating
      leases.....................          1,986                    --              9,056             --             11,042
    Proceeds from disposals of
      fixed assets...............            322                    --                776            (55)             1,043
    Payments for investments in
      businesses.................         (1,473)                   --               (141)           793               (821)
    Proceeds from disposals of
      businesses.................            881                    --              1,592           (793)             1,680
    (Increase) decrease in
      receivables from financial
      services, net..............              3                    --             (1,048)            95               (950)
    Disposition of securities
      (other than trading),
      net........................             88                     2              1,290             --              1,380
    Other........................           (154)               (1,292)            (5,862)         7,450                142
                                         -------               -------           --------       --------           --------
  CASH USED FOR INVESTING
  ACTIVITIES.....................         (2,830)               (1,290)           (17,426)         7,560            (13,986)
                                         -------               -------           --------       --------           --------
    Change in financial
      liabilities................          2,198                 5,649              5,968        (10,058)             3,757
    Dividends paid...............         (2,358)                   --             (1,967)         1,958             (2,367)
    Other........................             --                    --              1,480         (1,471)                 9
                                         -------               -------           --------       --------           --------
  CASH PROVIDED BY (USED FOR)
    FINANCING ACTIVITIES.........           (160)                5,649              5,481         (9,571)             1,399
                                         -------               -------           --------       --------           --------
  Effect of foreign exchange rate
    changes on cash..............             --                   163                113             --                276
                                         -------               -------           --------       --------           --------
  NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIV...............            902                 3,425               (694)            --              3,633
                                         -------               -------           --------       --------           --------
  CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD.......          1,508                 1,968              3,606             --              7,082
                                         -------               -------           --------       --------           --------
    AT END OF PERIOD.............          2,410                 5,393              2,912             --             10,715
                                         =======               =======           ========       ========           ========

                      DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                                     DAIMLERCHRYSLER AG       OTHER
            2000               DAIMLERCHRYSLER AG       NORTH AMERICA      SUBSIDIARIES   CONSOLIDATING     DAIMLERCHRYSLER
   (IN MILLIONS OF [EURO])      (PARENT COMPANY)     HOLDING CORPORATION    (COMBINED)     ADJUSTMENTS      (CONSOLIDATED)
-----------------------------  -------------------   -------------------   ------------   -------------   -------------------
  Revenues...................         50,946                    --            147,457        (36,019)           162,384
  Cost of sales..............        (39,759)                   --           (130,010)        35,399           (134,370)
                                     -------               -------           --------        -------           --------
GROSS MARGIN.................         11,187                    --             17,447           (620)            28,014
  Selling, administrative and
    other expenses...........         (6,197)                  (12)           (12,794)           700            (18,303)
  Research and development...         (2,728)                   --             (3,753)           144             (6,337)
  Other income...............            404                    --                997           (455)               946
                                     -------               -------           --------        -------           --------
INCOME (LOSS) BEFORE
  FINANCIAL INCOME...........          2,666                   (12)             1,897           (231)             4,320
  Financial income (expense),
    net......................          6,348                  (153)             2,950         (8,989)               156
                                     -------               -------           --------        -------           --------
INCOME (LOSS) BEFORE INCOME
  TAXES......................          9,014                  (165)             4,847         (9,220)             4,476
  Income taxes...............         (1,141)                1,048             (2,000)            94             (1,999)
  Minority interests.........             --                    --                (12)            --                (12)
                                     -------               -------           --------        -------           --------
INCOME BEFORE EXTRAORDINARY
  ITEMS AND CUMULATIVE
  EFFECTS OF CHANGES IN
  ACCOUNTING PRINCIPLES......          7,873                   883              2,835         (9,126)             2,465
  Extraordinary items........             14                    --              5,502             --              5,516
  Cumulative effects of
    changes in accounting
    principles...............              7                    (6)               (88)            --                (87)
                                     -------               -------           --------        -------           --------
  NET INCOME.................          7,894                   877              8,249         (9,126)             7,894
                                     =======               =======           ========        =======           ========

CASH PROVIDED BY (USED FOR)
  OPERATING ACTIVITIES.......          7,370                (1,725)            12,726         (2,354)            16,017
                                     -------               -------           --------        -------           --------
  Increase in equipment on
    operating leases.........         (2,120)                   --            (17,032)            35            (19,117)
  Purchases of other fixed
    assets...................         (2,267)                   --             (8,605)            --            (10,872)
  Proceeds from disposals of
    equipment on operating
    leases...................          1,455                    --              6,830             --              8,285
  Proceeds from disposals of
    other fixed assets.......            252                    --                610             --                862
  Payments for investments in
    businesses...............         (3,113)                   (3)            (1,854)            87             (4,883)
  Proceeds from disposals of
    businesses...............             46                    12                340            (87)               311
  Increase in receivables
    from financial services,
    net......................           (142)                   --             (8,447)             7             (8,582)
  Dispositions of securities
    (other than trading),
    net......................            519                   420              1,499             --              2,438
  Other......................           (336)              (11,367)            (1,633)        12,185             (1,151)
                                     -------               -------           --------        -------           --------
CASH USED FOR INVESTING
  ACTIVITIES.................         (5,706)              (10,938)           (28,292)        12,227            (32,709)
                                     -------               -------           --------        -------           --------
  Change in financial
    liabilities..............            812                14,688              1,568           (201)            16,867
  Dividends paid.............         (2,358)                 (390)            (2,968)         3,337             (2,379)
  Other......................             24                    --             13,009        (13,009)                24
                                     -------               -------           --------        -------           --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES.......         (1,522)               14,298             11,609         (9,873)            14,512
                                     -------               -------           --------        -------           --------
Effect of foreign exchange
  rate changes on cash.......             --                    13                488             --                501
                                     -------               -------           --------        -------           --------
NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIV........            142                 1,648             (3,469)            --             (1,679)
                                     -------               -------           --------        -------           --------
CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD.....          1,366                   320              7,075             --              8,761
                                     -------               -------           --------        -------           --------
  AT END OF PERIOD...........          1,508                 1,968              3,606             --              7,082
                                     =======               =======           ========        =======           ========

                               DAIMLERCHRYSLER AG
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                           BALANCE AT   CHARGED TO                 EXCHANGE RATE   BALANCE
                                           BEGINNING    COSTS AND      AMOUNTS      EFFECTS AND     AT END
                                            OF 2002      EXPENSES    WRITTEN OFF   OTHER CHANGES   OF 2002
(IN MILLIONS OF [EURO])                    ----------   ----------   -----------   -------------   --------
Receivables from financial services......     1,602          968         (639)          (372)       1,559
Trade receivables........................       646           95          (63)           (49)         629
Other receivables........................       726           28          (11)           (20)         723
                                              -----        -----       ------           ----        -----
                                              2,974        1,091         (713)          (441)       2,911
                                              =====        =====       ======           ====        =====

                                           BALANCE AT   CHARGED TO                 EXCHANGE RATE   BALANCE
                                           BEGINNING    COSTS AND      AMOUNTS      EFFECTS AND     AT END
                                            OF 2001      EXPENSES    WRITTEN OFF   OTHER CHANGES   OF 2001
(IN MILLIONS OF [EURO])                    ----------   ----------   -----------   -------------   --------
Receivables from financial services......       890        1,358         (783)           137        1,602
Trade receivables........................       711           21          (49)           (37)         646
Other receivables........................       957           50         (363)            82          726
                                              -----        -----       ------           ----        -----
                                              2,558        1,429       (1,195)           182        2,974
                                              =====        =====       ======           ====        =====

                                           BALANCE AT   CHARGED TO                 EXCHANGE RATE   BALANCE
                                           BEGINNING    COSTS AND      AMOUNTS      EFFECTS AND     AT END
                                            OF 2000      EXPENSES    WRITTEN OFF   OTHER CHANGES   OF 2000
(IN MILLIONS OF [EURO])                    ----------   ----------   -----------   -------------   --------
Receivables from financial services......       599          746         (455)             0          890
Trade receivables........................       798           79          (37)          (129)         711
Other receivables........................     1,127          109         (339)            60          957
                                              -----        -----       ------           ----        -----
                                              2,524          934         (831)           (69)       2,558
                                              =====        =====       ======           ====        =====

                               INDEX OF EXHIBITS

                                                              EXHIBIT
                                                              --------
Independent Auditors' Report on Schedule and Consent of KPMG
Deutsche Treuhand-Gesellschaft AG...........................  10.1

Independent Auditors' Consent of Deloitte & Touche LLP......  10.2

Independent Auditor's Report of Deloitte & Touche LLP on the
consolidated financial statements of DaimlerChrysler
Corporation.................................................  10.3

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section906 of the Sarbanes-Oxley Act of 2002....  99.1

Declaration by the Board of Management and Supervisory Board
of DaimlerChrysler AG pursuant to Section161 Joint Stock
Corporation Act (AktG)......................................  99.2