Form 20-F
period 2003-12-31
DAIMLERCHRYSLER AG
filed 2004-02-19
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 19, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
Commission file number 1-12356

DAIMLERCHRYSLER AG

(Exact name of Registrant as specified in its charter)

DAIMLERCHRYSLER AG

(Translation of Registrant's name into English)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	Frankfurt Stock Exchange New York Stock Exchange Chicago Stock Exchange Pacific Stock Exchange Philadelphia Stock Exchange
Guarantee of the following securities of:
DaimlerChrysler North America Holding Corporation
8.50% Notes Due January 18, 2031	New York Stock Exchange
7 3/8% Notes Due September 15, 2006	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value. . . . . . . . . 1,012,824,191

(as of December 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /X/	No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /	Item 18 /X/

i

Item 10.	Additional Information	115
	Options to Purchase Securities from Registrant or Subsidiaries	115
	Memorandum and Articles of Association	115
	Exchange Controls	120
	Taxation	120
	Documents on Display	124
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	124
	Exchange Rate Risk	125
	Interest Rate Risk	127
Item 12.	Description of Securities Other than Equity Securities	127
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	128
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	128
Item 15.	Controls and Procedures	128
Item 16A.	Audit Committee Financial Expert.	128
Item 16B.	Code of Ethics.	128
Item 16C.	Principal Accountant Fees and Services.	128
PART III
Item 17.	Financial Statements	130
Item 18.	Financial Statements	130
Item 19.	Exhibits	130

ii

Presentation

        We prepared the audited consolidated financial statements included in this annual report (the "Consolidated Financial Statements") in accordance with generally accepted accounting principles in the United States of America which we refer to as U.S. GAAP.

Currency Translation

        For your convenience, we have translated some of the financial information contained in this annual report from euros into United States dollars ("U.S. dollars" or "$"). Except where indicated otherwise, we have used an assumed rate of [EURO]1 = $1.2597 for these convenience translations. This rate represents the noon buying rate for euros on December 31, 2003, in New York City as certified by the Federal Reserve Bank of New York for customs purposes. Our convenience translations do not mean that the dollar amounts actually represent the underlying euro amounts or that you could convert the euro amounts into dollars at the assumed rate. The rate we used for the convenience translations also differs from the currency exchange rates we used in the preparation of our Consolidated Financial Statements. Additional information about recent rates of exchange between euros and dollars appears in "Item 3. Key Information."

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

  •
  changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Europe or North America;

  •
  changes in currency exchange rates and interest rates;

  •
  introduction of competing products and possible lack of acceptance of our new products or services;

  •
  increased competitive pressures which may limit our ability to reduce sales incentives and raise prices;

  •
  whether Chrysler Group and Mitsubishi Motors will be able to achieve their revenue enhancement, efficiency and cost reduction goals;

  •
  shortages or interruptions in the supply of fuel or production materials, or labor strikes;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of current pending and possible future legal proceedings;

  •
  decline in resale prices of used vehicles; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        We have derived the selected consolidated financial data presented in the table below from our audited consolidated financial statements for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. You should read the table together with our Consolidated Financial Statements and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	Year Ended December 31,
	2003[1]	2003	2002		2001	2000		1999[3]
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenues	$171,870	[EURO]136,437	[EURO]147,368	[2]	[EURO]150,386 [2]	[EURO]160,278	[2]	[EURO]148,243	[2]
Income (loss) before financial income	4,298	3,412	3,719	[2]	(1,807) [2]	4,170	[2]	9,195	[2]
Income (loss) from continuing operations and before extraordinary items and cumulative effects of changes in accounting principles	(527)	(418)	4,795	[2]	(763)[2]	2,443	[2]	5,027	[2]
Basic earnings (loss) per share	(0.52)	(0.41)	4.76	[2]	(0.76)[2]	2.44	[2]	5.01	[2]
Diluted earnings (loss) per share	(0.52)	(0.41)	4.74	[2]	(0.76)[2]	2.43	[2]	4.98	[2]
Income (loss) from discontinued operations	18	14	82		101	22		60
Income (loss) on disposal of discontinued operations	1,111	882	—		—	—		—
Total income (loss) from discontinued operations including net gain on disposals	1,129	896	82		101	22		60
Basic earnings (loss) per share	1.11	0.88	0.08		0.10	0.02		0.06
Diluted earnings (loss) per share	1.11	0.88	0.08		0.10	0.02		0.06
Net income (loss)	564	448	4,718		(662)	7,894	[4]	5,746
Basic earnings (loss) per share	0.55	0.44	4.68		(0.66)	7.87	[4]	5.73
Diluted earnings (loss) per share	0.55	0.44	4.67		(0.66)	7.80	[4]	5.69
Balance Sheet Data (end of period):
Total assets	$224,564	[EURO]178,268	[EURO]187,327		[EURO]207,410	[EURO]199,274		[EURO]174,667
Short-term financial liabilities	35,593	28,255	30,499		34,409	35,840		36,721
Long-term financial liabilities	59,754	47,435	48,784		56,966	48,943		27,767
Capital stock	3,317	2,633	2,633		2,609	2,609		2,565
Stockholders' equity	43,436	34,481	35,004		39,037	42,422		36,060
Other Data:
Weighted average number of shares outstanding
Basic	1,012.7	1,012.7	1,008.3		1,003.2	1,003.2		1,002.9
Diluted	1,012.7	1,012.7	1,013.9		1,003.2	1,013.9		1,013.6

We converted the amounts in this column from euros into dollars solely for your convenience at an exchange rate of [EURO]1 = $1.2597, the noon buying rate for euros on December 31, 2003. Please note that the convenience translation is not required by U.S. GAAP and, accordingly, our auditors have not audited these converted dollar amounts.

We have adjusted prior year figures to exclude discontinued operations. Please refer to Note 10 to our Consolidated Financial Statements for a description of discontinued operations.

3
In accordance with SFAS 145 which requires losses on extinguishments of debt to be classified as losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, we have adjusted the 1999 amounts accordingly.

4
Net income for 2000 includes [EURO]5,516 million of extraordinary gains from the disposals of businesses.

Dividends

        The following table shows the annual dividends we paid on our ordinary shares for the years 1999, 2000, 2001 and 2002. The table also discloses the dividend amount per ordinary share for 2003 which our supervisory board and our board of management plan to propose to our stockholders. We will ask our stockholders for approval at the annual general meeting scheduled for April 7, 2004. For each of the years presented, the table shows the dividend amount paid in euros and the dollar equivalent.

        The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares and if you are a United States resident, please refer to "Taxation" in "Item 10. Additional Information" for a discussion of potential German and United States federal income tax consequences resulting from any dividends you may receive from us.

Year Ended December 31,	Dividend Paid Per Ordinary Share[1]
1999	[EURO]2.35	$2.20
2000	2.35	2.10
2001	1.00	0.88
2002	1.50	1.62

2003 (proposed)	[EURO]1.50	$1.91

1
We have translated the euro dividend amount proposed for 2003 into dollars solely for your convenience at an exchange rate of [EURO]1 = $1.2751, the noon buying rate for euros on February 13, 2004, and we translated the euro dividend amounts for prior years at the noon buying rate for euros on the respective dividend payment date.

        For additional information on our dividends, please refer to the discussion under the heading "Dividend Policy" in "Item 8. Financial Information."

Exchange Rate Information

        The following table shows average, high, low and period-end noon buying rates.

Year	Average[1]	High	Low	Period-End
	(in $ per [EURO])
1999	1.0588	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2003
July		1.1580	1.1164	1.1231
August		1.1390	1.0871	1.0986
September		1.1650	1.0845	1.1650
October		1.1833	1.1596	1.1609
November		1.1995	1.1417	1.1995
December		1.2597	1.1956	1.2597
2004
January		1.2853	1.2389	1.2452
February (through February 13, 2003)		1.2815	1.2426	1.2751

1
This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 13, 2003, the noon buying rate for [EURO]1 was $1.2751.

        Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of our ordinary shares on the German stock exchanges. Accordingly, exchange rate fluctuations are likely to affect the market price of our ordinary shares on the New York Stock Exchange. Exchange rate fluctuations may also affect the amount of any cash dividend we pay if you receive the dividend in dollars rather than in euros. You can find a more detailed discussion of how you may receive your dividends in dollars under the heading "Memorandum and Articles of Association — Dividends" in "Item 10. Additional Information."

        Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" if you would like to read about the effect exchange rate fluctuations have on our businesses and operations. In these sections you can also find a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.

RISK FACTORS

        Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in our primary markets, North America and Europe. The principal risks are described below.

  Economic

        A substantial slow-down in economic growth throughout the world could lead to a renewed decline in demand in our primary markets and, as a result, may significantly adversely affect our profitability and cash flows and delay our strategic expansion plans.

        A renewed decline in consumer demand, in particular in our primary markets, the United States and Western Europe, could significantly adversely affect our profitability and cash flows and our strategic expansion plans.

        A decline in U.S. domestic demand could cause a significant U.S. automotive industry-wide decline in vehicle sales, and as a consequence, could negatively affect our commercial vehicles and passenger car sales in the United States. Several factors could contribute to such a decline. For example, the United States economy requires significant capital inflow from non-U.S. investors to finance its current account deficit. A pronounced decline in demand for dollar denominated investments, which could be intensified by a further depreciation of the U.S. dollar, could force the United States to raise its key interest rates, thereby negatively affecting both consumer consumption and capital investment.

        A significant decline in the U.S. economy could also trigger a drop in economic growth in Western Europe and cause a significant reduction in vehicle demand in that market. Vehicle sales in Germany, a key market for the passenger cars of our Mercedes Car Group and our Mercedes-Benz and Setra commercial vehicles, may be particularly vulnerable to the effects of a renewed decline in the U.S. economy because of the structural weakness of the German economy and its high dependency on exports.

        Since we derive substantial revenues from the United States and Western Europe, the occurrence of any of these events may significantly adversely affect our future sales, operating results and cash flows. In addition, international geopolitical and military instability, rising energy prices, the continuing war on terrorism, concern about potential terrorist attacks and fear of a renewed stock market decline continue to threaten consumer and investor confidence in these and other markets.

        A renewed recession in the Japanese economy could not only reduce sales of passenger cars of our Mercedes Car Group in the Japanese market, but also negatively affect our strategic partners Mitsubishi Motors Corporation and Mitsubishi Fuso Truck and Bus Corporation.

        An important feature of our long-term strategic plan for growth is our expansion in other Asian markets. An economic decline in Asia, particularly a major economic downturn in South Korea or China, could delay that expansion. Moreover, deteriorating economic conditions in Asia, especially if coupled with depreciating

Asian currencies, could lead Asian competitors with excess capacity to intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        We also maintain production facilities and sales and finance companies in other regions of the world which may be affected by regional economic and political developments. For example, in prior years, severe economic recessions in some South American countries (Argentina, Venezuela) also negatively affected neighboring countries, thereby creating uncertainties for the future development of South American economies in general. These regional uncertainties have the potential to negatively affect our future sales, operating results and cash flows as well as our production plans in these regions.

        The failure of the World Trade Organization's Ministerial Meeting in Cancun has created uncertainty in the medium term as to when, how and to what extent tariffs and non-tariff barriers will be eliminated. A shift from multilateralism to regionalism would likely result in additional limitations on the free flow of goods and services. This may have an increasingly negative impact on our businesses and place additional constraints on the implementation of our global business strategy, thereby potentially affecting our growth prospects and future profitability and cash flows.

        Apart from general economic conditions, the political environment in the markets in which we operate also affects our sales. More stringent legislation on emissions and fuel consumption, regulations on energy prices or luxury or other taxes could affect the growth in different product segments, and thus our profitability and cash flows.

  Industry and Business

        Overcapacity and intense competition in the automotive industry, combined with weak global economic conditions may amplify pricing pressure and force further cost reductions.

        Intense price competition and overcapacity in the automotive industry could force manufacturers of passenger cars and commercial vehicles to decrease production, reduce capacity and increase sales incentives. These actions would increase our costs and decrease our revenues. Sales incentives in the new vehicle business also influence the price level of used vehicles and thus the continued use and further increase of sales incentives could result in a decline in resale prices of used vehicles.

        Intensifying competition and increasing pricing pressure could also negatively affect our future profitability if we are unable to continue to provide competitive sales incentives. The revenues and operating results of the Chrysler Group are particularly sensitive to sales incentives because consumers in the U.S. and Canadian automotive markets have come to expect them. In addition, sales incentives may become more relevant in West European markets as well. In 2003, retail industry sales (including fleet sales) of new cars and trucks in the United States and Canada decreased slightly compared to 2002. Sales incentives may have influenced customers to accelerate into 2003 purchases otherwise planned for 2004. In the absence of continued sales incentives, retail industry sales may decrease significantly in 2004 compared to 2003.

        Our future profitability will depend on the ability of the Chrysler Group to improve revenues and reduce costs further.

        The Chrysler Group needs to realize additional revenue enhancement and cost reduction actions, beyond those achieved under its turnaround plan, in order to address overcapacity in the industry and increased competition in the automotive markets. Our profitability and cash flows will be adversely affected if Chrysler Group is unable to do so.

        Our future success depends on our ability to offer new innovative products and meet consumer demand.

        Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to the success of automobile manufacturers. Our ability to strengthen our position within our traditional product and market segments through research and development of innovative products and services while expanding into additional market segments with innovative new products will play an important role in determining our future success. A general shift in consumer preference towards smaller, lower-margin vehicles, which could result from, among other things, government regulations, environmental concerns and increasing fuel prices, could have a negative effect on our profitability. Potential delays in bringing new vehicles to market, the inability to achieve defined efficiency targets without suffering from quality losses and the lack of market acceptance of our new models would adversely affect our financial condition, results of operations and cash flows. This is especially relevant with respect to the Chrysler Group, which will introduce nine vehicles in 2004.

        Service actions or recall campaigns could be costly and hurt sales by creating a negative perception of our vehicles among consumers.

        Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Component parts or assembly defects could require us to undertake service actions or recall campaigns. These actions or campaigns could require us to expend considerable resources in correcting these problems and could influence purchasing decisions of potential purchasers of our vehicles, thereby negatively affecting our future sales, profitability and cash flows.

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

        A negative outcome in one or more of our pending legal proceedings could adversely affect our future financial condition, results of operations and cash flows. Please refer to the discussion under the heading "Legal Proceedings" in "Item 8. Financial Information" for further information.

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

        Sales incentives have become an integral part of sales promotion because of overcapacity in the automotive industry and intense competition and pricing pressure, especially in the North American automobile market. Sales incentives may also become a more important factor in the West European automobile markets. Because sales incentives have the effect of reducing new vehicle prices, their continued use means that resale prices of used vehicles and the carrying value of leased vehicles may experience further downward pressure. If resale prices of used vehicles decline, such a decline will likely adversely affect our future operating results.

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

        Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information on how sales incentives could affect our leasing and sales financing business.

        Risks arising from contractual commitments and contingent obligations could affect us adversely.

        We sometimes provide guarantees for third party liabilities, principally in connection with third party liabilities of our non-consolidated affiliated companies, and performance guarantees related to the contractual performance of joint ventures, non-incorporated companies, partnerships and project groups. These liability and performance guarantees may expose us to financial risk. For example, our subsidiary DaimlerChrysler Services AG is a partner in a consortium that has contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which DaimlerChrysler Services holds a 45% interest, is the principal builder and prospective operator of the system. In the agreement with the Federal Republic of Germany, the consortium partners and some of their affiliates have undertaken guarantees and other obligations relating to the completion and successful operation of the system. The consortium partners are jointly and severally liable with respect to most of these guarantees and obligations. The original deadline for completion of the system was August 31, 2003, but technical difficulties have delayed completion which exposes the consortium partners to financial risk. As a consequence, our future operating results and cash flows may be materially adversely affected by penalties and losses associated with the delay or losses resulting from a possible termination of the project. For further information concerning this agreement, please refer to the discussion under the heading "Off Balance Sheet Arrangements — Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

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

        Downgrades of our long-term debt ratings increase our cost of capital and may negatively affect our businesses.

        In October 2003, Standard & Poor's Rating Services lowered our long-term credit rating with an unchanged negative outlook and affirmed our short-term rating. The lowering of our long-term rating was primarily due to a more negative outlook for Chrysler Group as a result of tougher competition in the U.S. market. The ratings of Moody's Investors Service for both our long-term and short-term debt remained unchanged in 2003 compared to 2002.

        Downgrades by rating agencies increase our cost of capital and may negatively affect our businesses, especially our leasing and sales financing business which is typically financed with a high proportion of debt.

        For a more detailed description of our credit ratings, please refer to the discussion under the heading "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

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

        The funded status of our off-balance sheet pension and postretirement benefit plans is subject to developments and changes in actuarial and other related assumptions.

        Actual developments, such as a significant change in the performance of the investments in plan assets or a change in the portfolio mix of plan assets, can result in corresponding increases or decreases in the valuation of plan assets, particularly with respect to equity securities. Lower or higher plan assets and a change in the rate of expected return on plan assets can result in significant changes of the expected return on plan assets in the following year and, as a consequence, could result in higher or lower net periodic pension cost in the following year.

        In addition, pension and postretirement benefit plan valuation assumptions could have an effect on the funded status of our plans. Changes in assumptions, such as discount rates, rates for compensation increase, mortality rates, retirement rates, health care cost trend rates and other factors, may lead to significant increases or decreases in the value of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect the net periodic pension cost in the following year.

        Please refer to the discussions under the headings "Critical Accounting Policies" and "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects" as well as to Note 25a to our Consolidated Financial Statements for additional information on pension accounting.

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

History

        On May 7, 1998, Daimler-Benz Aktiengesellschaft and Chrysler Corporation entered into an agreement to combine their businesses. The stockholders of each company approved the agreement on September 18, 1998. Chrysler became a wholly owned subsidiary of DaimlerChrysler AG through a merger transaction completed on November 12, 1998. In the merger, Chrysler shareholders received ordinary shares of DaimlerChrysler AG. The combination also involved a contemporaneous exchange offer in which Daimler-Benz stockholders exchanged more than 98% of their Daimler-Benz ordinary shares for DaimlerChrysler AG ordinary shares. Daimler-Benz was then merged into DaimlerChrysler AG on December 21, 1998. Accordingly, DaimlerChrysler AG is the successor corporation to Daimler-Benz AG and we comprise the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz.

Business Summary and Developments

        We develop, manufacture, distribute and sell a wide range of automotive products, mainly passenger cars, light trucks and commercial vehicles. We also provide financial and other services relating to our automotive business. We presently have four primary business segments. Our fifth segment, Other Activities, comprises all other businesses and investments in businesses not allocated to one of our primary business segments. Our segments are:

  •
  Mercedes Car Group

  •
  Chrysler Group

  •
  Commercial Vehicles

  •
  Services

  •
  Other Activities

        We offer our automotive products and related financial services primarily in Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. We also expect to increase our presence in the Asian markets and have established alliances with Mitsubishi Motors Corporation and Mitsubishi Fuso Truck and Bus Corporation. Approximately 47% of our 2003 revenues derived from sales in the United States, 17% from sales in Germany and 18% from sales in other countries of the European Union. In line with our strategy of concentrating on the automotive core business and related services, we disposed of several non-core business assets and expanded our core automotive activities through the transactions described below. For a further discussion of these transactions and of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        MTU Aero Engines.    On December 31, 2003, we sold MTU Aero Engines GmbH and its subsidiaries to the investment company Kohlberg, Kravis and Roberts & Co. Ltd. (KKR) for [EURO]1,450 million, consisting of [EURO]1,052 million in cash and net debt of [EURO]398 million being assumed. We further agreed to provide a vendor loan to KKR in the amount of [EURO]175 million, reducing our cash proceeds from the transaction to [EURO]877 million. The sale of MTU Aero Engines also triggered a compensation payment of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, which we paid in January 2004. This compensation payment released us from financial obligations, which we had undertaken in order to facilitate a pre-existing strategic alliance between MTU Aero Engines and Pratt & Whitney. As required by U.S. GAAP, we reclassified and are reporting the results of MTU Aero Engines and the gain on the sale of this business as discontinued operations in our consolidated statements of income (loss). We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation.

        MFTBC.    In January 2003, Mitsubishi Motors Corporation (MMC) spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In March 2003, we (DaimlerChrysler AG) acquired from MMC a non-controlling 43% interest in MFTBC for [EURO]764 million in cash. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they agreed to purchase from MMC a total of 15% of MFTBC's shares for approximately [EURO]266 million in cash. MMC retained a 42% interest in MFTBC. We have accounted for our non-controlling equity interest in MFTBC using the equity method of accounting. On January 15, 2004, we agreed to acquire from MMC an additional 22% interest in MFTBC for approximately [EURO]0.4 billion in cash. We expect to consummate the transaction in March 2004, once we have received all applicable governmental approvals, and to consolidate MFTBC in our financial statements in the second quarter of 2004. Following completion of the transaction, MMC will hold 20% and we will hold 65% of MFTBC.

        HMC.    In June 2001, we (DaimlerChrysler AG) entered into a commercial vehicle joint venture agreement with Hyundai Motor Company (HMC). In a first phase, we and HMC established DaimlerHyundai Truck Corporation (DHTC), of which we and HMC each own 50%. We formed DHTC to produce and distribute engines and engine parts. We are currently proceeding towards the production start which we anticipate will be in mid-2004. The commercial vehicle joint venture agreement with HMC also included an option for us to acquire 50% of the commercial vehicle business of HMC for approximately [EURO]400 million. Pursuant to this option, which we exercised in December 2002, it is intended that HMC would contribute its entire commercial vehicle business into a new legal entity. Discussions regarding the establishment of the commercial vehicle joint venture between us and HMC are ongoing and the establishment of the joint venture is therefore still tentative. We continue to hold a 10% equity interest in HMC.

        Global Engine Alliance.    DaimlerChrysler Corporation, Hyundai Motor Company, and Mitsubishi Motor Company have (directly or through wholly owned subsidiaries) formed joint ventures to develop and engineer through Hyundai, and jointly manufacture (in the United States) a family of world-class in-line four cylinder gasoline engines. Each of the three companies will utilize the same base engine in some of its future vehicles and will work with the other two to reduce the cost of the engine, improve quality and maximize production efficiencies. Hyundai and Mitsubishi will manufacture engines in production facilities in Korea and Japan, respectively, while the joint ventures will own and operate the production facility in the United States. The first company to manufacture the engine will be Hyundai, which plans to begin production in 2004. Engine production is scheduled to commence in the United States for Chrysler in 2005 and for Mitsubishi in 2006.

        Sale of capital services portfolios.    In an effort to refocus our financing and leasing portfolios on the automotive sector, which is our core business, we disposed of several non-automotive financial assets in 2002 and 2003. Most importantly, during 2002 we sold substantial portions of our commercial real estate and asset-based lending portfolios to GE Capital and other financial services providers for an aggregate amount of [EURO]1.3 billion. In October 2002, we concluded further agreements to sell additional portions of our capital services portfolio. We completed these sales in 2003 for proceeds of [EURO]0.3 billion.

        Sale of debis Systemhaus.    In October 2000, our subsidiary DaimlerChrysler Services AG combined its information technology activities with those of Deutsche Telekom AG in a joint venture. As part of the transaction, Deutsche Telekom contributed [EURO]4.6 billion in cash to our information technology subsidiary debis Systemhaus in exchange for a 50.1% controlling interest in that company. In 2001, debis Systemhaus was renamed T-Systems ITS. In January 2002, we exercised our option to sell our 49.9% interest in T-Systems ITS to Deutsche Telekom for [EURO]4.7 billion. We consummated the sale in March 2002.

        Sale of Temic.    In April 2001, we sold a 60% interest in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic GmbH) and its subsidiaries to Continental AG for proceeds of [EURO]398 million. The sale agreement provided Continental with the option to purchase our 40% interest, and gave us the option to sell our 40% interest to Continental. On April 1, 2002, we exercised our option and sold our 40% interest to Continental for [EURO]215 million.

        Sale of Rail Systems.    In April 2001 we sold DaimlerChrysler Rail Systems GmbH to Bombardier Inc. for $725 million. A dispute regarding this transaction is currently in arbitration before the International Chamber of Commerce, Paris. For further information about this dispute, please refer to "Other Information — Legal Proceedings" in "Item 8. Financial Information" and to Note 30 to our Consolidated Financial Statements.

        For additional information on acquisitions and dispositions of businesses during the last three years, please refer to Note 4 to our Consolidated Financial Statements.

        Seasonality.    There generally is no material seasonal impact on our business. To the extent that we do experience some seasonal fluctuation in our businesses, it has mainly occurred in our Chrysler Group segment in the third quarter and primarily is the result of the annual two to three week summer shut down of that segment's manufacturing facilities during that quarter. Consequently, Chrysler Group's operating results for the third quarter tend to be less favorable than those of the other quarters.

        Net loss from continuing operations was [EURO]0.4 billion in 2003 compared to a net income from continuing operations of [EURO]4.8 billion in 2002. Basic and diluted loss per ordinary share (from continuing operations) was [EURO]0.41 in 2003, compared to basic and diluted earnings per ordinary share of [EURO]4.76 and [EURO]4.74 in 2002.

        Total net income was [EURO]0.4 billion in 2003 compared to total net income of [EURO]4.7 billion in 2002. Basic and diluted earnings per ordinary share were [EURO]0.44 in 2003, while in 2002 basic and diluted earnings per ordinary share were [EURO]4.68 and [EURO]4.67.

        For additional information on our financial performance, please refer to "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures for property, plant and equipment were [EURO]6.6 billion in 2003, [EURO]7.1 billion in 2002 and [EURO]8.9 billion in 2001. In 2003, the United States and Germany each accounted for 41% of these capital expenditures. Expenditures on operating leases were [EURO]15.6 billion in 2003, less than in the prior years (2002: [EURO]17.7 billion; 2001: [EURO]18.0 billion). For information on our capital expenditures by business segment, please refer to "Description of Business Segments" below.

        As of December 31, 2003, we had 1,012,824,191 ordinary shares outstanding and approximately 1.8 million stockholders. Our ordinary shares trade on various stock exchanges throughout the world, including the Frankfurt Stock Exchange and the New York Stock Exchange.

Significant Subsidiaries

        The following table shows the significant subsidiaries we owned, directly or indirectly, as of December 31, 2003:

Name of Company	Percentage Owned
DaimlerChrysler North America Holding Corporation, Auburn Hills, MI, a Delaware corporation	100.0
DaimlerChrysler Motors Company LLC, Auburn Hills, MI, a Delaware limited liability company	100.0
DaimlerChrysler Corporation, Auburn Hills, MI, a Delaware corporation	100.0
DaimlerChrysler Services North America LLC, Farmington Hills, MI, a Michigan limited liability company	100.0
DaimlerChrysler North America Finance Corporation, Newark, DE, a Delaware corporation	100.0

        DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler Motors Company LLC and 100% of DaimlerChrysler North America Finance Corporation. DaimlerChrysler Motors Company LLC owns 100% of DaimlerChrysler Corporation. DaimlerChrysler Corporation owns 100% of DaimlerChrysler Services North America LLC.

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes Car Group

        The Mercedes Car Group designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart compact passenger cars. In 2003, the Mercedes Car Group contributed approximately 38% of our revenues.

        Mercedes-Benz.    Our Mercedes-Benz passenger cars are world renowned for their innovative technology, highest levels of comfort, quality, safety, and pioneering design. Availability of individual models may differ by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    S-Class full-size luxury sedans range from the S 350 to the S 600. In addition to various gasoline-powered models, two diesel engine versions with common-rail technology - the S 320 CDI and the S 400 CDI - and three models with permanent all-wheel drive - the S 350 4MATIC, the S 430 4MATIC and the S 500 4MATIC - are currently available. A sportier version, the S 55 AMG completes the line-up.

        The CL-Class is a top-of-the-line coupe derived from the S-Class platform. The CL coupes combine superior driving performance, comfort and state-of-the-art technology. Customers can choose among three models - the CL 500, the CL 600, and the CL 55 AMG.

        Our renowned SL models are available in four variants, namely the SL 350, the SL 500, the SL 600 and the SL 55 AMG. They all feature an all-new body style and several technological innovations, including a retractable hard top, an electronic braking system, and an active suspension system.

        We expect to introduce a new high performance Mercedes-Benz sports car, the SLR, in the first half of 2004. McLaren Cars Ltd., a subsidiary of TAG McLaren Holding Ltd., will produce the SLR. Through one of our German subsidiaries, we hold a 40% interest in TAG McLaren Holding Ltd.

        E-Class.    The E-Class is a line of luxury sedans and station wagons. E-Class sedans are available in five gasoline engine versions ranging from the E 200 to the E 55 AMG and five common-rail diesel engine versions. Three models are also available with permanent all-wheel drive — the E 240 4MATIC, the E 320 4MATIC and the E 500 4MATIC. We introduced the new E-Class station wagon in March 2003 in Western Europe and in September 2003 in the United States. They are available in five gasoline engine versions, ranging from the E 200 Compressor to the E 55 AMG, and in three common rail diesel engine versions. Our permanent all-wheel drive 4MATIC is available in three of the five gasoline engine versions.

        We expect to introduce a new four-door coupe, the CLS, at the end of 2004. The CLS is an innovative vehicle concept with a highly emotive design and leading-edge technology.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. Seven gasoline engine versions - ranging from the C 180 to the C 32 AMG - and four common-rail diesel engine versions are available. Two models come with permanent all-wheel drive - the C 240 4MATIC and the C 320 4MATIC. The C-Class sports coupe, the SLK-Class (a two-seat roadster), the CLK coupe, and the CLK convertible complement the C-Class product family. In the spring of 2004, we will introduce a significantly revised C-Class including numerous additional features that will add value for our customers.

        We introduced the new version of the CLK convertible in the European market in May 2003 and in September 2003 in the United States. We expect to introduce an all-new version of the SLK in the first quarter of 2004 in Western Europe and in the fourth quarter of 2004 in the United States.

        A-Class.    The A-Class is a front-wheel drive four-door hatchback that comes in a short and a long wheelbase version. Customers can choose from four gasoline engines of varying displacements and two diesel engines with common-rail technology. We will introduce an all-new version of the A-Class in the third quarter of 2004. We do not offer the current A-Class in the United States.

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

        Maybach.    The prestigious Maybach brand represents a line of exclusive high-end luxury sedans with unsurpassed luxury, comfort, and individuality.

        We introduced the first Maybach sedans in the summer of 2002. Two models are currently available, the Maybach 57 and the Maybach 62, which has a 50 cm (19.7 inches) longer wheelbase than the Maybach 57. Customers can customize their vehicles by choosing from an extensive selection of the finest interior furnishings and materials.

        smart.    In 2003, we transformed smart into a multi-product brand. Smart offers its stylish design in an entire product family focused on urban mobility and optimum use of resources. In addition to the original city-coupe, which is also available as a convertible and as a limited edition lifestyle version, the crossblade, we launched a roadster version in the spring of 2003. Customers can choose between a roadster and a coupe derivative. In April 2004 we plan to launch the smart forfour, a new four-seat model. We expect to offer select future smart models in the United States beginning in 2006.

  Markets, Sales and Competition

        In 2003, the main markets for our Mercedes Car Group were Germany (32% of unit sales), the remainder of Western Europe (35% of unit sales), the United States (18% of unit sales) and Japan (4% of unit sales). In Germany, new passenger car registrations for all manufacturers reached 3.24 million units, 0.5% less than in the previous year. In Western Europe (excluding Germany), new registrations of passenger cars decreased 1.5% to 10.98 million units.

        The following table shows the distribution of revenues and unit sales for our Mercedes Car Group segment by geographic market since 2001:

Revenues and Unit Sales

	Year Ended December 31,
	2003	% change	2002	% change	2001
Revenues[1]
Western Europe	31,558	+2	30,940	+6	29,226
Germany	16,875	-1	16,975	+3	16,433
Other	14,683	+5	13,965	+9	12,793
NAFTA region	11,848	-3	12,173	+2	11,891
United States	10,932	-3	11,257	+2	11,034
Canada and Mexico	916	0	916	+7	857
Asia	5,100	+9	4,694	+11	4,236
Japan	2,399	-2	2,438	+14	2,139
Other	2,701	+20	2,256	+8	2,097
Other markets	2,940	+24	2,363	+0	2,352

World	51,446	+3	50,170	+5	47,705

Units
Western Europe	812,900	-3	835,900	0	838,800
Germany	390,100	-6	417,000	-4	436,500
Other	422,800	+1	418,900	+4	402,300
NAFTA region	235,400	+2	231,800	+1	229,400
United States	218,400	+2	213,700	0	213,400
Canada and Mexico	17,000	-6	18,100	+13	16,000
Asia	96,000	+2	94,100	0	93,800
Japan	45,800	-3	47,100	-2	48,100
Other	50,200	+7	47,000	+3	45,700
Other markets	72,600	+3	70,500	+4	67,700

World	1,216,900	-1	1,232,300	0	1,229,700

1
[EURO] in millions.

        In 2003, worldwide unit sales of the Mercedes Car Group were slightly lower than in 2002, while revenues increased 3% compared to the prior year. Unit sales reached 1,216,900 units compared to 1,232,300 in the previous year. Sales of the new E-Class sedan were particularly strong at 254,100 units while the entire E-Class family achieved sales of 305,300 units. The S-Class family continued to perform strongly and achieved sales of 108,800 units.

        In Germany, unit sales of our Mercedes Car Group reached 390,100 in 2003, a 6% decrease compared to the previous year. Unit sales in Western Europe (excluding Germany) increased 1% to 422,800 units. In the United States, the most important non-European market for Mercedes-Benz passenger cars, sales reached 218,400 units, a 2% increase over the previous year. The continued strong sales performance of the successful S-Class family and the new E-Class station wagon and CLK convertible supported this result. Unit sales in Japan fell 3% to 45,800 units in a very difficult market. In the rest of Asia (excluding Japan), we were able to surpass last year's sales level by 7% at 50,200 units. Sales performance in emerging markets such as China was especially encouraging with an increase of more than 33%. For a discussion of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In Western Europe, our Mercedes-Benz passenger cars principally compete with products of BMW (BMW and, since January 2003, Rolls Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Jaguar, Aston Martin, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus). In the United States, our principal competitors include BMW (BMW, Rolls Royce), Ford (Jaguar, Aston Martin, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab). Competitors of Maybach are Rolls Royce and Bentley sedans. Principal competitors of the smart are Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu), BMW (New Mini) and Volkswagen (Seat, Skoda, VW).

        The following table shows, by vehicle line, the number of units sold since 2001:

	Year Ended December 31,
	2003	2002	2001
Units
S-Class (including CL-Class, SL-Class and Maybach)	108,800	107,100	106,500
E-Class	305,300	242,300	201,400
C-Class (including CLK-Class and SLK-Class)	442,100	478,300	506,700
A-Class	147,400	171,500	190,600
M-Class	81,200	102,000	102,300
G-Class	7,400	8,800	6,000
Smart	124,700	122,300	116,200

Total	1,216,900	1,232,300	1,229,700

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering 200 countries and customs areas. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly-owned subsidiaries. In the United States, in Canada and in major European markets we operate our own wholesale subsidiaries which we call market performance centers. Recently, we established market performance centers in Korea and Malaysia. In Europe and Canada, we also operate an increasing number of retail outlets, and are in the process of establishing our own retail locations in select major European metropolitan areas.

        We distribute our Maybach luxury vehicles through exclusive Maybach centers in Europe and Asia and selected Mercedes-Benz dealers in the United States. The Maybach centers are outposts of our newly opened Center of Excellence at our largest passenger car production plant in Sindelfingen, Germany. We entrust the responsibility of caring for our Maybach customers only to specially trained personal liaison managers. These managers are not only knowledgeable in all technical details relating to Maybach vehicles, but are also intimately familiar with the demanding lifestyles of our customers which enables them to provide a maximum level of support. In the future, in addition to the Maybach distribution centers, customers will also be able to call on several specialized service centers.

        A network of approximately 650 smart centers in 31 countries provides sales and repair services for our smart vehicles.

        Effective October 2002, the European Commission adopted revised legislation concerning automotive retailing and services in the European Union. The new legislation no longer permits territorial and brand exclusivity in automotive distribution agreements. Under the new law, independent repair shops may become authorized service partners if they meet the qualitative criteria established by the manufacturer. Beginning in October 2005, authorized automotive retailers have the right to establish additional sales outlets anywhere in the European Union. In light of the new legislation, we concluded new contracts with our retail partners. The new contracts establish binding qualitative standards, which we intend to enforce through audits at regular intervals.

  Capital Expenditures; Research and Development

        Our Mercedes Car Group spent [EURO]2.9 billion on capital expenditures for fixed assets in 2003. Principal areas of investment were the preparation for production of the successor models of the A-Class, the M-Class, the S-Class and the SLK-Class, and the new E-Class coupe CLS as well as the new cross-over model GST. Capital expenditures also included production equipment for manufacturing new engines and transmissions. In 2003, research and development activities of the Mercedes Car Group related primarily to the development of new car models and new engines and transmissions. The new car models under development included the successor model of the S-Class, the successor models and some new derivatives of the A-Class and M-Class, and the new smart SUV. The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Mercedes Car Group segment during the last three years:

	Year Ended December 31,
	2003	2002	2001
	([EURO] in millions)
Capital expenditures for fixed assets	2,939	2,495	2,061
Research and development	2,687	2,794	2,402

Chrysler Group

        Our Chrysler Group segment consists of DaimlerChrysler Motors Company LLC and its subsidiaries DaimlerChrysler Corporation, DaimlerChrysler Canada Inc., and DaimlerChrysler de Mexico S.A. de C.V., and other international automotive affiliates. These companies manufacture, assemble and sell cars and trucks under the brand names Chrysler, Jeep® and Dodge. The Chrysler Group segment contributed approximately 36% of our revenues in 2003.

  Turnaround Plan and Transformation of the Chrysler Group

        The Chrysler Group continued to make progress in 2003 with respect to a number of key initiatives announced in February 2001 as part of a three-year turnaround plan designed to improve the Chrysler Group's operating and financial performance. Turnaround plan initiatives, such as reductions of costs of materials, new performance-based dealer incentive programs, workforce reductions and manufacturing efficiencies, helped the Chrysler Group to improve significantly its cost structure, product quality, and manufacturing productivity.

Revenue improvements from the turnaround plan were lower than anticipated. However, the Chrysler Group has overachieved cost savings through its successful cost reduction programs and was able to offset partially the negative impact on revenues resulting from the intensely competitive North American automotive market.

        The Chrysler Group is the most improved company in The Harbour Report North America 2003, with an overall improvement of 8.3% in manufacturing productivity (labor hours per vehicle) in 2002 compared to 2001. This improvement is the second highest in the history of The Harbour Report, an annual study published by an independent automotive research and consulting firm. In addition, the quality of Chrysler Group vehicles continued to improve as indicated by a 3% improvement in the J.D. Power and Associates 2003 Initial Quality Study.SM

        In order to build on turnaround plan accomplishments, the Chrysler Group is pursuing a strategic transformation plan through 2007 that focuses on the following areas:

  •
  Customer Experience — delivering quality, reliability, customer satisfaction, and brand value.

  •
  Operational Excellence — bringing product to market more quickly, reducing costs through global purchasing strength, and increasing manufacturing efficiency.

  •
  Product Leadership — emphasizing styling, product and segment innovation.

  Products

        The Chrysler Group designs, manufactures and sells vehicles under the Chrysler, Jeep® and Dodge brand names. The Chrysler and Dodge brands offer full-size, mid-size and compact cars and standard and extended wheelbase minivans. Additionally, the Chrysler brand offers the Pacifica in the all-new sports tourer segment and the PT Cruiser. The Dodge brand also includes full-size and mid-size pick-up trucks, a sport-utility vehicle and full-size vans. Under the Jeep® brand, the Chrysler Group sells full-size, mid-size and compact sport utility vehicles. These vehicles are sold in the NAFTA region and some vehicles are also sold in markets outside of NAFTA.

        In addition to producing and selling cars and trucks, the Chrysler Group also provides its customers with parts and accessories marketed under the MOPAR® brand name.

        2003 Product Introductions.    In 2003, the Chrysler Group introduced the following new products:

  •
  2004 Chrysler Pacifica

  •
  2004 Chrysler Crossfire

  •
  2004 Dodge Durango

        The all-new 2004 Chrysler Pacifica sports tourer has front and rear first-class seating, three rows of seats with room for up to six passengers, and various amenities that provide alternatives to existing luxury and sport utility vehicles.

        The all-new 2004 Chrysler Crossfire sports coupe is powered by a Mercedes-Benz 3.2-liter V-6 engine. The two-seater Crossfire is a combination of American design and German engineering.

        The all-new 2004 Dodge Durango is a large sport utility vehicle with the ability to tow 8,950 lbs. and seat seven passengers. Dodge Durango has a new trio of powertrains that deliver improved fuel efficiency, including an available 5.7-liter HEMI® Magnum V-8.

        2004 Product Introductions.    In 2004, the Chrysler Group plans to introduce the following nine products:

  •
  2005 Chrysler 300 Series

  •
  2005 Dodge Magnum

  •
  2005 Chrysler Crossfire Roadster

  •
  2005 Chrysler PT Cruiser Convertible

  •
  2005 Chrysler Town & Country and Dodge Caravan Minivans

  •
  2005 Dodge Dakota

  •
  2004 Dodge Ram SRT-10 Pick-up

  •
  2005 Jeep® Grand Cherokee

  •
  2004 Jeep® Wrangler Unlimited

        The 2005 Chrysler 300 Series, the Chrysler Group's newest four-door sedan, and the 2005 Dodge Magnum sports tourer are a return to rear-wheel drive in the spring of 2004. These vehicles will also be offered with a 5.7-liter HEMI® Magnum V-8, all-speed traction control, an electronic stability program and anti-lock brakes.

        With the 2005 Chrysler Crossfire Roadster and the 2005 Chrysler PT Cruiser Convertible we will add two new convertible models in 2004. Chrysler Group's new 2005 Chrysler Town & Country and 2005 Dodge Caravan minivans available in early 2004 will offer more than fifteen new features and safety enhancements. Among the available options is Stow n' Go™ seating which gives customers the ability to easily fold their second- and third-row seats into the floor and conveniently stow items.

        The 2005 Dodge Dakota pick-up will be available in mid-2004. It will continue to offer the only V-8 engine in the mid-size pick-up truck market. The new 2004 Dodge Ram SRT-10 is powered by the Viper V-10 engine with 500 horsepower and 525 lb.-ft of torque.

        The 2005 Jeep® Grand Cherokee, a full-sized sport utility vehicle, will continue the tradition of Jeep® innovation with new technologies, sophisticated all-new Jeep® design and a new dimension in on-road refinement and off-road capability. The new 2004 Jeep® Wrangler Unlimited will deliver 13 inches more cargo space and two inches more second row leg room. Wrangler Unlimited also features towing capacity of 3,500 lbs. due to its 10-inch longer wheel base.

  Markets, Sales and Competition

        In 2003, our most important markets for Chrysler, Jeep® and Dodge vehicles were the United States with 81% of factory shipments or unit sales, Canada with 9% of unit sales and Mexico with 4% of unit sales. In the United States and Canada we sold 2,340,400 vehicles in the retail market in 2003, which compares to 2,452,200 in 2002. For 2003, this represents a 12.6% share of the United States and Canada car and truck market, compared to 13.0% in 2002. Industry retail sales in the United States and Canada for 2003 were 18.6 million units, a decrease of 2% from 2002.

        The following table shows the distribution of revenues and unit sales for the Chrysler Group segment by geographic market since 2001:

Revenues and Unit Sales

	Year Ended December 31,
	2003	% change	2002	% change	2001
Revenues[1]
NAFTA region	45,044	-19	55,304	-5	58,210
United States	39,863	-19	48,958	-5	51,548
Canada	3,949	-14	4,595	+1	4,529
Mexico	1,232	-30	1,751	-18	2,133
European Union	2,807	-10	3,122	-12	3,546
Other markets	1,470	-16	1,755	+2	1,727

World	49,321	-18	60,181	-5	63,483

Units[2]
NAFTA region	2,457,800	-7	2,650,700	+3	2,569,600
United States	2,128,600	-7	2,277,100	+4	2,196,000
Canada	229,000	-10	253,800	+5	240,600
Mexico	100,200	-16	119,800	-10	133,000
European Union	99,900	+19	84,100	-20	105,100
Other markets	80,200	-9	87,900	+8	81,200

World	2,637,900	-7	2,822,700	+2	2,755,900

1
[EURO] in millions.
2
Unit sales represent factory shipments by the Chrysler Group.

        In 2003, revenues of our Chrysler Group segment decreased, primarily as a result of the appreciation of the euro against the dollar, higher sales incentives and lower unit sales. Total unit sales decreased by 7% to 2,637,900 primarily as a result of intense competition in the NAFTA market. For additional information regarding Chrysler Group's revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In the NAFTA region, principal competitors of our Chrysler, Jeep® and Dodge passenger cars and trucks are products of General Motors, Ford, Toyota, Honda and Nissan. Intense competition in the NAFTA region is likely to continue as Korean manufacturers offer additional value-based products, Asian manufacturers offer pick-up trucks and European manufacturers offer sport-utility vehicles. Competition will continue to intensify as new capacity in NAFTA is added by Asian and European manufacturers.

        The following table shows, by vehicle line, the number of units sold since 2001:

	Year Ended December 31,
	2003	2002	2001
Units[1]
Cars
Neon	153,600	171,600	188,400
Sebring and Stratus Sedans	159,800	201,000	203,600
Intrepid, Concorde and 300M2	140,900	202,200	200,000
Other	113,400	109,000	105,900
Minivans	476,800	558,800	591,600
Pacifica	82,000	—	—
PT Cruiser	136,400	191,200	214,300
Trucks
Ram Pick-up	508,300	466,500	375,900
Dakota	122,500	161,700	163,100
Durango	113,300	122,200	132,600
Ram Van	20,100	42,000	57,500
Sprinter	9,300	—	—
Other	5,300	900	—
Jeep®
Grand Cherokee	255,100	289,000	249,900
Liberty/Cherokee	256,700	230,100	201,300
Wrangler	84,400	76,500	71,800

Total	2,637,900	2,822,700	2,755,900

1
Unit sales represent factory shipments by the Chrysler Group.
2
Includes former LHS Sedan in 2001.

  Distribution

        Dealers in the NAFTA region, who have sales and service agreements with DaimlerChrysler Motors Company LLC, sell new Chrysler, Jeep® and Dodge passenger cars and trucks and MOPAR® parts and accessories at retail. The dealers purchase cars, trucks, MOPAR® parts and accessories from DaimlerChrysler Motors Company LLC for sale to retail customers. In 2003, the Chrysler Group completed the first year of "Project Alpha," a new style of dealership in key markets that combines in one modern facility the display, sale and servicing of all three brands of Chrysler Group vehicles (Chrysler, Jeep® and Dodge). Approximately 100 new Alpha dealerships were created.

        In the United States, we distribute our Chrysler, Jeep® and Dodge products through 4,115 dealers at December 31, 2003, compared to 4,234 dealers at December 31, 2002. In Canada, the dealer network comprised 502 dealers at December 31, 2003, compared to 512 dealers at December 31, 2002. In Mexico, the dealer network comprised 122 dealers at December 31, 2003, compared to 124 dealers at December 31, 2002.

        Chrysler International Corporation, a wholly owned subsidiary of DaimlerChrysler Corporation which in turn is a wholly owned subsidiary of DaimlerChrysler Motors Company LLC, sells vehicles in various other countries through wholly-owned, affiliated and independent distributors and dealers.

  Capital Expenditures; Research and Development

        In 2003, our Chrysler Group segment invested [EURO]2.5 billion in fixed assets. These capital expenditures related primarily to new product programs that include the 2003 launch of the Dodge Durango sport utility, and early and mid-2004 launches of the Chrysler and Dodge minivans including Stow ‘n Go™ seats, Chrysler 300 Series, Jeep® Grand Cherokee, and Dodge Dakota. In addition, Chrysler Group made capital expenditures to upgrade powertrains, enhance flexible manufacturing capabilities and maintain existing facilities.

        Research and development expenditures in 2003 were primarily for new product development, but also included development costs for improving quality, vehicle stability and drivability of existing products. These expenditures included compliance costs associated with regulations promulgated by various governmental agencies worldwide.

        The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Chrysler Group segment during the last three years:

	Year Ended December 31,
	2003	2002	2001
	([EURO] in millions)
Capital expenditures for fixed assets	2,487	3,155	5,083
Research and development	1,689	2,062	2,201

        The decrease of capital expenditures for fixed assets from 2002 to 2003 is mainly attributable to the appreciation of the euro against the dollar, global sourcing and more efficient spending. The decrease of research and development expenditures is attributable to the appreciation of the euro against the dollar.

  International Operations/Cooperations/Alliances

        The Chrysler Group's international operations in South America include a manufacturing facility in Venezuela, where it assembles the Chrysler Neon, Jeep® Cherokee and Jeep® Grand Cherokee.

        International cooperations in Austria include the production of Jeep® Grand Cherokees and the transferred production of Chrysler Voyagers under an assembly contract with Magna Steyr Fahrzeugtechnik AG & Co KG. In Brazil, the segment participates in a joint venture with Bayerische Motoren Werke AG to manufacture a 1.6-liter gasoline engine for use in both Chrysler Group and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company that assembles Jeep® Cherokees and long wheelbase Jeep® Wranglers in Egypt.

        The segment's automotive affiliations in the Asia-Pacific region include the assembly and distribution of Jeep® Cherokees and Jeep® Grand Cherokees in China by Beijing Jeep® Corporation, Ltd., a minority-owned joint venture. Beijing Jeep® also assembles the Mitsubishi Pajero and Outlander for sale in China.

        In the first quarter of 2003, production of the Chrysler Crossfire two-seat coupe began in Germany under an assembly contract with Wilhelm Karmann GmbH, one of our long-time business partners. In 2004, production of the Chrysler Crossfire SRT-6, a derivative of the Chrysler Crossfire, and Chrysler Crossfire convertible will begin.

        DaimlerChrysler Corporation and Mitsubishi Motors Corporation have agreed to work together on several projects to share research and development costs and to combine purchasing volumes, where possible.

        DaimlerChrysler Corporation, Hyundai Motor Company, and Mitsubishi Motor Company have (directly or through wholly owned subsidiaries) formed joint ventures to develop and engineer through Hyundai, and jointly manufacture (in the United States) a family of world-class in-line four cylinder gasoline engines. Each of the three companies will utilize the same base engine in some of its future vehicles and will work with the other two to reduce the cost of the engine, improve quality and maximize production efficiencies. Hyundai and Mitsubishi will manufacture engines in production facilities in Korea and Japan, respectively, while the joint ventures will own and operate the production facility in the United States. The first company to manufacture the engine will be Hyundai, which plans to begin production in 2004. Engine production is schedule to commence in the United States for Chrysler in 2005 and Mitsubishi in 2006.

Commercial Vehicles

        We manufacture and sell commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Setra, Thomas Built Buses, American La France, Western Star and Orion. Our worldwide facilities provide us with a very strong production and assembly network for commercial vehicles and core components. We distribute our commercial vehicles through a worldwide distribution and service network. In 2003, our Commercial Vehicles segment contributed approximately 21% of our total revenues.

  Status of implementation of Turnaround Plan for Freightliner

        In the NAFTA region, we operate our truck business through our U.S. subsidiary, Freightliner LLC. During 2003, Freightliner continued to carry out its four-point turnaround plan we announced in October 2001. By the end of 2003, we had implemented measures with a sustainable savings volume of over $850 million per year, the target we had planned to achieve in 2004. Consequently, we are nearly one year ahead of the original cost savings schedule and we expect to exceed the original savings target in 2004.

        The final status of the four main elements of the turnaround plan is as follows:

  •
  Material Cost Savings — Freightliner targeted a 10% reduction in direct material expenditures by 2004, in addition to the 4% reduction already achieved from suppliers in 2001. The target reflected potential design changes, optimized workflow between Freightliner and its supplier base, improved terms and conditions in existing supplier agreements and more standardized and modular vehicle content. Freightliner achieved an 8.5% reduction in material costs over the period of 2002 and 2003. We plan to implement the remaining material cost savings in 2004.

  •
  Production Cost Savings — Freightliner expected to reduce production costs up to 15% by 2004 through various plant closures, efficiency improvements, and wage reductions. In this regard, all the planned plant closures have been realized on schedule. Freightliner also achieved a 10% plant efficiency improvement (measured in production hours per truck) by the end of 2003. Combined with savings from the plant closures and wage reductions, Freightliner realized a total production cost savings of approximately 10%, with the remaining 5% to be achieved in 2004.

  •
  Overhead Reductions — Freightliner had planned to reduce its salaried workforce by 1,100 employees or 25%. By the end of 2003, it had achieved 90% of this objective. In addition, Freightliner reduced salaries, changed health and welfare benefits, and realized savings from lower non-production material costs and other non-manpower expenses.

  •
  Improvements to the Business Model — Freightliner revised its business model and now focuses on securing profitable business rather than accumulating market share. More specifically, it emphasizes applying more stringent criteria to new truck pricing and residual value commitments and streamlining the cost structure of used truck operations.

        Given this successful implementation of the turnaround plan, we closed the project at year-end 2003. The individual line functions and business units will follow up on remaining initiatives in 2004.

  Products

        Vans.    Worldwide, we currently offer four series of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Sprinter, the Vito/Viano — successor of the Vito/V-Class —, the Vario and the compact multi-purpose vehicle Vaneo. We introduced the Vito/Viano in September 2003 in select Western European markets and plan to introduce the vehicle in select other markets worldwide. We manufacture Mercedes-Benz vans in Germany and Spain for all markets, except South America, South Africa, Australia and several Asian markets. For the South American, South African, Australian, and several Asian markets, we manufacture the Mercedes-Benz Sprinter in Argentina. We also assemble the Sprinter van in the United States for the U.S. and Canadian markets where we currently sell it under the Freightliner and Dodge brand names. We sell the Dodge Sprinter in these markets through Chrysler Group dealers in an effort to broaden the Sprinter's customer base. We currently do not sell the Vito/Viano, the Vario and the Vaneo in the United States.

        Trucks.    Our current European Mercedes-Benz truck lines consist of the Actros in the heavy weight category, the Atego in the medium and heavy weight categories, the Axor and the Econic. The Axor is a semi-trailer truck we launched in 2002. In terms of price and function, we positioned it between the Actros and the Atego. The Econic is a specialty vehicle that customers can adapt for a variety of applications. Complementing our line-up is the Unimog, a four-wheel drive vehicle designed for special purpose applications, such as street maintenance, some construction industry uses, fire-fighting, forestry and agriculture.

        We launched the 2002 new Mercedes-Benz Actros in March 2003 and a new Unimog series in May 2003. To complete our truck portfolio we introduced a new light truck line, the Accelo, in 2003, mainly for the South American markets.

        In Turkey, we manufacture medium and heavy duty trucks mainly for the local market. Our subsidiary DaimlerChrysler do Brasil develops and produces Mercedes-Benz trucks in the light, medium and heavy duty segments, especially for the South American markets. We also sell trucks we manufacture in our European factories in Africa, Asia and Australia.

        Our U.S. subsidiary Freightliner manufactures trucks and buses (based on truck chassis) in Classes 5 through 8 (from 16,000 lbs. GVW to 33,000 lbs. GVW and over) under the Freightliner, Sterling, Western Star, and Thomas Built Buses brand names, primarily for the U.S. and Canadian markets. Through American La France, Freightliner is active in the custom fire truck chassis market. Freightliner also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW).

        In 2003, Freightliner expanded its model range by adding new versions of the M2 Business class truck which it launched in 2002, including heavy duty models and crew cab options. In 2004, Freightliner plans to introduce a new integrated school bus, the C2 Safe T-Liner.

        Buses.    We are a full-line supplier in the worldwide bus and coach market. We utilize our global production facilities in France, Germany, Spain, Turkey, Canada, Mexico, Brazil, and the United States to tailor our product range to local market requirements and preferences. Our product portfolio includes city buses, coaches, interurban buses, midi buses and bus chassis. In Europe, we sell complete buses under the Mercedes-Benz and Setra brands and in the United States and Canada under the Setra and Orion brand names. We also sell Mercedes-Benz buses in Mexico and produce bus chassis in various countries.

        In 2003, Setra launched several new bus models: the S 416 HDH to complete the TopClass 400 family, the S 417 for the U.S. market and the new ComfortClass 400. Mercedes-Benz introduced the Travego 16RHD and the new Midi Coach Tourino. Additionally, we delivered 30 emission-free fuel cell buses, which are based on the Mercedes-Benz city-bus Citaro, to ten major European cities. For additional information regarding our fuel cell activities, please refer to the discussion under the heading "Research and Development" in "Item 5. Operating and Financial Review and Prospects." For our commercial vehicles, we manufacture diesel engines, axles and transmissions under the Mercedes-Benz and Detroit Diesel brand names for on-highway use. In

November 2003, we sold a 60% equity interest in our wholly-owned subsidiary Mercedes-Benz Lenkungen GmbH, a company that produces steering systems, to ThyssenKrupp Automotive AG. We account for our remaining 40% equity interest in that company using the equity method of accounting.

        Off-Highway.    Our off-highway business focuses exclusively on engine applications for rail and marine products and stationary industrial and commercial applications, for example, electrical back-up generators. We sell our off-highway-products under the brand names Mercedes-Benz, Detroit Diesel and MTU.

        MFTBC.    In January 2003, Mitsubishi Motors Corporation (MMC) spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In March 2003, we (DaimlerChrysler AG) acquired from MMC a non-controlling 43% interest in MFTBC for [EURO]764 million in cash. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they agreed to purchase from MMC a total of 15% of MFTBC's shares for approximately [EURO]266 million in cash. MMC retained a 42% interest in MFTBC. We have accounted for our non-controlling equity interest in MFTBC using the equity method of accounting. On January 15, 2004, we agreed to acquire from MMC an additional 22% interest in MFTBC for approximately [EURO]0.4 billion in cash. We expect to consummate the transaction in March 2004, once we have received all applicable governmental approvals, and to consolidate MFTBC in our financial statements in the second quarter of 2004. Following completion of the transaction, MMC will hold 20% and we will hold 65% of MFTBC.

        HMC.    In June 2001, we (DaimlerChrysler AG) entered into a commercial vehicle joint venture agreement with Hyundai Motor Company (HMC). In a first phase, we and HMC established DaimlerHyundai Truck Corporation (DHTC), of which we and HMC each own 50%. We formed DHTC to produce and distribute engines and engine parts. We are currently proceeding towards the production start which we anticipate will be in mid-2004. The commercial vehicle joint venture agreement with HMC also included an option for us to acquire 50% of the commercial vehicle business of HMC. Pursuant to this option, which we exercised in December 2002, it is intended that HMC would contribute its entire commercial vehicle business into a new legal entity. Discussions regarding the establishment of the commercial vehicle joint venture between us and HMC are ongoing and the establishment of the joint venture is therefore still tentative.

  Markets, Sales and Competition

        Markets.    The market for commercial vehicles depends significantly on the prevailing general economic conditions since they directly influence transportation needs and the availability of funds for capital investment. Our most important commercial vehicle markets are Western Europe, North America and South America. Due to weak economic conditions in several of our core markets, 2003 demand lagged behind 2002. In addition, excess capacity and fierce competition among the primary truck manufacturers resulting in intense pricing pressure continue to characterize the truck industry.

        Total commercial vehicle registrations for trucks, vans and buses in Western Europe decreased slightly by 2% to 1,268,800 units. Registrations in Germany decreased by 4% to 278,400 units.

        In the NAFTA region, sales for all manufacturers of trucks in Classes 5 through 8 at 345,900 units were slightly above 2002 levels. In the United States, retail sales of all manufacturers in Classes 5 through 8 increased from 284,400 units in 2002 to 288,800 units in 2003. The U.S. Class 5-7 truck segment increased from 138,400 units in 2002 to 146,800 units in 2003, while sales for all manufacturers in the Class 8 heavy duty truck category decreased from 146,000 units in 2002 to 142,000 units in 2003. This decrease was the result of accelerated vehicle purchases during 2002, triggered by new engine emission standards which became effective in the United States on October 1, 2002.

        After a decline in demand for commercial vehicles in 2002, the South American markets, in particular Argentina, experienced a slight 1% market recovery in 2003.

        Sales.    The following table shows the distribution of revenues and unit sales for our Commercial Vehicles segment by geographic market since 2001:

Revenues and Unit Sales

	Year Ended December 31,
	2003	% change	2002	% change	2001
Revenues[1]
Western Europe	13,965	+1	13,765	-5	14,415
Germany	6,942	+2	6,788	-6	7,227
Other	7,023	+1	6,977	-3	7,188
NAFTA region	9,282	-7	9,970	+5	9,463
United States	7,969	-6	8,462	+5	8,076
Canada	851	-9	936	+31	716
Mexico	462	-19	572	-15	671
South America	1,060	-3	1,088	-25	1,456
Brazil	726	-3	748	-21	943
Other	334	-2	340	-34	513
Other markets	4,210	+18	3,578	+11	3,238

World	28,517	0	28,401	-1	28,572

Units
Western Europe	249,500	-6	265,200	-4	275,800
Germany	101,700	-2	103,300	-3	106,000
Other	147,800	-9	161,900	-5	169,800
NAFTA region	134,200	+14	118,000	+11	105,900
United States	114,600	+15	99,800	+12	89,400
Canada	10,100	+5	9,600	+52	6,300
Mexico	9,500	+10	8,600	-16	10,200
South America	40,200	+9	37,000	-14	43,000
Brazil	30,800	+4	29,600	-12	33,800
Other	9,400	+27	7,400	-20	9,200
Other markets	77,100	+18	65,200	-4	68,200

World	501,000	+3	485,400	-2	492,900

1
[EURO] in millions.

        Worldwide unit sales of our Commercial Vehicles segment increased by 3% from 485,400 vehicles in 2002 to 501,000 units in 2003. Sales of vans decreased by 2% from 246,100 units in 2002 to 240,300 units in 2003, bus unit sales increased by 12% from 25,300 units in 2002 to 28,300 units in 2003, and sales of trucks increased by 9% from 214,000 to 232,400 units.

        The overall 6% decrease of commercial vehicles units sales in Western Europe is primarily due to lower sales of Mercedes-Benz trucks and vans, which were only partially offset by increased sales of buses sold under the Mercedes-Benz and Setra brand names (+14%).

        In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, we sold 101,700 units in 2003, a decrease of 2% compared to the previous year. Unit sales in Germany represented 20% and the remaining Western European market 30% of our total 2003 commercial vehicle sales.

        In the NAFTA region, our commercial vehicle sales increased significantly to 134,200 units in 2003. This increase was achieved through higher sales of Freightliner's Business Class (mainly Class 6/7), commercial vehicle chassis manufactured by a Freightliner subsidiary, and fire trucks and other specialty vehicles produced by the Freightliner subsidiary American LaFrance. In addition, sales of the Sprinter van in the NAFTA region nearly tripled to 11,800 units.

        After the economic and financial crisis in Argentina and uncertain sentiment in Brazil due to the national elections in 2002, which had a negative effect on our 2002 sales, we saw a recovery of sales in South America in 2003. As a result, unit sales in South America increased 9% from 37,000 units in 2002 to 40,200 units in 2003.

        The following table shows, by vehicle category, the unit sales of our Commercial Vehicles segment since 2001:

	Year Ended December 31,
	2003	2002	2001
Units
Vans[1]	240,300	246,100	257,800
Trucks[2]	232,400	214,000	207,500
Buses	28,300	25,300	27,600

Total	501,000	485,400	492,900

1
The unit sales in this category include sales of Mitsubishi pickup trucks (L 200) which our subsidiary DaimlerChrysler South Africa assembles and sells. In addition, DaimlerChrysler South Africa sells Mitsubishi Pajero vehicles, which are also included.
2
Beginning with 2002 unit sales in this category also include school buses and other buses manufactured by Freightliner's subsidiary Thomas Built Buses. Previously, we reported these unit sales in the bus category. We have adjusted the figures for 2001 accordingly. Unit sales of Thomas Built Buses reached 13,000 units in 2003, 12,900 units in 2002 and 15,700 units in 2001.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Competition.    In Western Europe, the primary sales market for Mercedes-Benz vans, our principal competitors are Fiat (Fiat, Iveco), Ford, Volkswagen and Renault.

        In the truck segment, competitors vary in each geographic region. In Western Europe, our main competitors are MAN, Iveco, Volvo, Scania, DAF and Renault. In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar, Paccar (Kenworth/Peterbuilt), Volvo/Renault (Mack), General Motors and Ford.

        Our principal competitors in the bus sector (over 8t GVW) include Irisbus (Renault, Iveco, Heuliez, Karosa, Orlandi), Neoman (MAN, Neoplan), Volvo, Scania and Dennis in Western Europe and Volkswagen, Volvo and Scania in South America.

  Distribution

        In Germany, we sell our commercial vehicles through our own wholesale network. We also own several retail outlets. In other major European markets, a local DaimlerChrysler subsidiary provides wholesale services to a network of independent dealers and, in several cases, to our own retail outlets. Outside Europe, we sell our commercial vehicles through independent distributors or, if we have a local production company, through the sales organization of the production company.

        We will also continue to pursue our goal of establishing our own retail outlets in major European metropolitan centers in an effort to strengthen our retail activities.

  Capital Expenditures; Research and Development

        In 2003, our Commercial Vehicles segment had capital expenditures for fixed assets of [EURO]1.0 billion. These expenditures primarily related to our new models of the Vito/Viano and Actros that we introduced in various markets in 2003, the future successor model of the Sprinter, heavy-duty versions of the Freightliner Business Class successor, the new school bus of Thomas Built Buses and new low-emission engines.

        Research and development projects in the commercial vehicles area focused on new products, especially the Sprinter successor, the new Freightliner Premium class, the new Atego, engines meeting new low-emission regulations (Euro IV/V, EPA 04/07), and a new heavy duty engine family. In 2003, our expenses for research and development amounted to [EURO]1.0 billion.

        The table below shows capital expenditures for fixed assets and research and development expenditures of our Commercial Vehicles segment during the last three years:

	Year Ended December 31,
	2003	2002	2001
	([EURO] in millions)
Capital expenditures for fixed assets	1,006	1,263	1,484
Research and development	1,013	959	1,015

Services

        Our services activities, which contributed approximately 10% of our revenues in 2003, consist almost exclusively of financial services supporting our automotive businesses. We provide these services through our wholly-owned subsidiary, DaimlerChrysler Services AG.

        In October 2000, we sold a 50.1% controlling interest in our information technology activities to Deutsche Telekom. In March 2002, we exercised our option to sell to Deutsche Telekom our remaining 49.9% interest in these activities. You can find additional information about these transactions under the heading "Operating Results — Overview of Business Segments Revenues and Operating Profits (Loss)" in "Item 5. Operating and Financial Review and Prospects," and in Note 4 to our Consolidated Financial Statements.

        The revenues of our services segment amounted to [EURO]14.0 billion in 2003, [EURO]15.7 billion in 2002 and [EURO]16.9 billion in 2001 and were almost exclusively attributable to our financial services.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for property, plant and equipment purchases and vehicle inventory. Since 2002, we operate a fully licensed bank, the DaimlerChrysler Bank, in Germany. The DaimlerChrysler Bank offers financial services in Germany, which include leasing and sales-financing services and car savings plans to our customers and employees, as well as credit cards and demand-deposit accounts. In addition, we offer insurance and reinsurance brokerage and fleet management services, including dealer property and casualty insurance.

        In an effort to refocus our financing and leasing portfolios on the automotive sector, which is our core business, we disposed of several non-automotive financial assets in 2002 and 2003. Most importantly, during 2002 we sold substantial portions of our commercial real estate and asset-based lending portfolios to GE Capital and other financial services providers for an aggregate amount of [EURO]1.3 billion. We sold additional portions of our capital services portfolio in 2003 for proceeds of [EURO]0.3 billion.

        We also own, or hold minority investments in, several smaller companies for which we account using the equity method of accounting. Some of these companies provide services in the areas of mobility management, including traffic management, telematics products and toll collection. With respect to our involvement in toll collection services, in September 2002, a consortium consisting of our subsidiary DaimlerChrysler Services AG, Deutsche Telekom and Compagnie Financiere et Industrielle des Autoroutes (Cofiroute) has contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and prospective operator of the system. You can find additional information about Toll Collect GmbH under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," and under the heading "Legal Proceedings" in "Item 8. Financial Information."

  Markets, Sales and Competition

        The following table shows the distribution of revenues derived from our services activities by geographic market since 2001:

	Year Ended December 31,
	2003	2002	2001
	([EURO] in millions)
European Union	5,460	5,048	4,646
Germany	3,759	3,497	3,182
Other	1,701	1,551	1,464
NAFTA region	7,917	9,994	11,596
United States	6,680	8,578	9,868
Canada and Mexico	1,237	1,416	1,728
Other markets	660	657	609

World	14,037	15,699	16,851

        In 2003, we generated approximately 56% of our total financial services business volume in the NAFTA region, 27% in Germany and 12% in other European Union countries. We discuss period-to-period changes in revenues under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The Services segment processed new leasing and finance contracts covering approximately 1,943,731 units in 2003 with a total value of [EURO]47.5 billion. In 2002, we processed new leasing and finance contracts covering 1,991,000 units with a total value of [EURO]51.8 billion. The total value of leasing and finance contracts at December 31, 2003 was [EURO]98.2 billion compared to [EURO]109.3 billion at December 31, 2002. The 10% decrease in total contract value is due to foreign currency translation effects. Adjusted to exclude currency translation effects, our total contract value increased 2% compared to 2002. The average monthly payment for new vehicle installment sale contracts in 2003 was [EURO]543. The average new contract balance amounted to [EURO]24,417 and the average original term was 47 months.

        The following table shows the number of units and the value covered by new leasing and finance contracts as well as the number of units and the value covered by all our outstanding leasing and finance contracts at December 31, 2003 (in each case by geographic area and in total):

	Units Covered By New Contracts	Value ([EURO] in millions)	Units Covered By All Contracts	Value ([EURO] in millions)
United States[1]	1,153,203	28,408	4,050,518	58,249
Germany[1]	302,085	7,511	655,346	13,222
Canada[1]	166,832	3,551	591,323	7,638
United Kingdom[1]	59,193	1,675	122,820	2,784
Mexico	42,727	640	137,146	1,174
Italy	44,525	912	156,102	2,437
France	31,548	809	77,658	1,597
Japan[1]	22,669	689	78,123	1,387
Australia[1]	19,910	590	50,629	1,308
Netherlands	14,125	391	47,705	1,000
Other Countries[1]	86,914	2,283	231,137	7,403

Total	1,943,731	47,459	6,198,507	98,199

1
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

  Capital Expenditures

        In 2003, our Services segment spent [EURO]76 million on fixed assets compared to [EURO]95 million in 2002. These expenditures related largely to the acquisition of data processing equipment. We also added [EURO]11.6 billion of equipment under operating leases compared to [EURO]12.9 billion in 2002.

Other Activities

        Our Other Activities segment comprises our businesses, operations and investments not allocated to one of our other business segments. The segment includes primarily our holdings in EADS and Mitsubishi Motors Corporation (MMC), our real estate and corporate research activities, our holding companies, our financing subsidiaries through which we refinance the capital needs of our operating businesses in the capital markets and, until December 31, 2003, our MTU Aero Engines business unit.

        On December 31, 2003, we sold MTU Aero Engines GmbH and its subsidiaries to the investment company Kohlberg, Kravis and Roberts & Co. Ltd. (KKR) for [EURO]1,450 million, consisting of [EURO]1,052 million in cash and net debt of [EURO]398 million being assumed. We further agreed to provide a vendor loan to KKR in the amount of [EURO]175 million, reducing our cash proceeds from the transaction to [EURO]877 million. The sale of MTU Aero Engines also triggered a compensation payment of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, which we paid in January 2004. This compensation payment released us from financial obligations, which we had undertaken in order to facilitate a pre-existing strategic alliance between MTU Aero Engines and Pratt & Whitney. As required by U.S. GAAP, we reclassified and are reporting the results of MTU Aero Engines and the gain on the sale of this business as discontinued operations in our consolidated statements of income (loss). We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation. MTU Aero Engines develops, produces and maintains engine components for commercial, executive and military aircraft and is one of the leading providers of maintenance and repair services for jet engines. For further information regarding the effects on our operating profit, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Revenues reported in our Other Activities segment originated essentially from the MTU Aero Engines business and are now presented separately as "discontinued operations." Our revenues from continuing operations originate mainly from our real estate business which consists primarily of property at the Potsdamer Platz in Berlin, Germany.

        In July 2000, we combined the aerospace activities operated by our subsidiary DaimlerChrysler Aerospace AG, with the businesses of the French aerospace company Aerospatiale Matra S.A. and the Spanish aerospace company Construcciones Aeronauticas S.A. into European Aeronautic Defence and Space Company EADS N.V. As part of the transaction, we exchanged our controlling interest in DASA for a non-controlling 33% minority interest in EADS.

        In October 2000, we acquired a non-controlling 34% equity interest in Mitsubishi Motors Corporation. In June 2001, we purchased AB Volvo's 3.3% equity interest in Mitsubishi Motors Corporation, increasing our non-controlling interest in Mitsubishi Motors Corporation to 37.3%. Rights offerings by Mitsubishi Motors Corporation in 2003 and 2002 reduced our equity interest to 37.0%. In conjunction with the acquisition of Volvo's 3.3% equity interest we received Volvo's rights in several operational contracts with Mitsubishi Motors Corporation, including all rights resulting from Volvo's cooperation with Mitsubishi's truck operations which are now part of Mitsubishi Fuso Truck & Bus Corporation.

        We account for the minority interests we hold in EADS and Mitsubishi Motors Corporation using the equity method of accounting and we report our share of the operating results of EADS and of Mitsubishi Motors Corporation as part of the operating results of our Other Activities segment. Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for more information regarding our holdings in EADS and MMC.

        In April 2001, we sold a controlling interest in our TEMIC automotive electronics business for proceeds of [EURO]398 million. In April 2002, we sold our remaining 40% minority interest in that business for proceeds of [EURO]215 million.

        The following table shows the revenues generated by our Other Activities segment since 2001:

	Year Ended December 31,
	2003	2002	2001
	([EURO] in millions)
Automotive Electronics[1]	—	—	294
Rail Systems[2]	—	—	1,086
Real Estate and other businesses	440	508	640

Total revenues from continuing operations[3]	440	508	2,020

Revenues derived from discontinued operations[3] (MTU Aero Engines)	1,933	2,215	2,487

Total revenues from continuing and discontinued operations	2,373	2,723	4,507

1
In April 2001, we sold a controlling interest in our automotive electronics business. As a result, we included the revenues derived from this business only through March 31, 2001.
2
On May 1, 2001, we completed the sale of our rail systems activities. Consequently, we included the revenues derived from these activities only through April 30, 2001.
3
On December 31, 2003, we sold MTU Aero Engines. As a result, we report the revenues from MTU Aero Engines as discontinued operations and all other businesses as continuing operations. We adjusted the figures for prior reporting periods accordingly.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

  Markets, Sales and Competition

        The following table sets forth the distribution of revenues from continuing operations of our Other Activities by geographic market since 2001:

	Year Ended December 31,
	2003[1]	2002[1,2]	2001[1]
	([EURO] in millions)
European Union	392	427	1,496
Germany	373	410	1,017
Other	19	17	479
NAFTA region	36	68	298
United States	32	63	279
Canada and Mexico	4	5	19
Asia	6	5	69
Other markets	6	8	157

World	440	508	2,020

1
Revenues of MTU Aero Engines are not included in this table since we reclassified this business as discontinued operations. MTU Aero Engines generated its revenues in the years 2003, 2002, and 2001 predominantly in the NAFTFA region and in Germany.
2
The decrease in 2002 revenues is primarily due to the dispositions of our rail systems business and the sale of 60% of our automotive electronics business in 2001. The 2001 figure included revenues from the rail systems business through April 2001 and from the automotive electronics business through March 2001.

SUPPLIES AND RAW MATERIALS

        In 2003, we purchased goods and services from suppliers around the world with a total value of approximately [EURO]99.7 billion compared to [EURO]102.1 billion in 2002. Mercedes Car Group accounted for 40% of our total purchase volume, Chrysler Group for 33%, Commercial Vehicles for 23%, Services for 3%, and Other Activities for 1%. We purchase various commodities used in vehicle manufacturing, such as steel, through long-term supply agreements. From time to time, we also purchase commodities on the spot market.

        We operate our worldwide procurement and supply activities through a single global procurement and supply function. We are aiming at maximizing the efficiency of our supply networks by working not only with the first tier supplier but also with sub-suppliers, raw material suppliers, and transportation carriers. E-procurement is one of several standard processes we use in purchasing supplier products and managing logistics.

        In 2003, prices for steel products in the United States increased slightly due to the tariffs imposed by the U.S. government on steel imported into the United States. The exclusion granted on the federally mandated tariff was a mitigating factor. In Germany, we negotiate steel prices generally on an annual basis and we attempt to negotiate a fixed price if we think it will be to our benefit. In recent weeks increased demand, in large part from China, resulted in significant volatility in steel prices, which may continue throughout 2004.

        Aluminum and copper prices started low and began rising during the course of the year as the U.S. economy began to improve and demand for both materials increased significantly in the secondary (scrap) market primarily as a result of demand from China. These developments reduced local supply availability in the U.S. and resulted in further price increases, especially in the second half of the year. In Germany, aluminum and copper prices remained relatively stable.

        Resin (plastic) prices fluctuated with the price of oil and demand for plastic. We avoided material shortages and substantial price increases by carefully managing our current and future requirements and delivery needs in close cooperation with our suppliers and sub-suppliers.

        Precious metals, including platinum, palladium and rhodium, which we primarily use in catalytic converters, are subject to price volatility. We use derivative instruments to the extent we deem appropriate, to hedge against this volatility. We also continue to research alternative materials and processes for use in these components. In addition, we further enhanced the control and oversight over our commodity price exposure by establishing a corporate commodity risk management committee.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

        The automotive industry is subject to extensive government regulation. Laws in various countries regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. These regulations often impose substantial testing and certification requirements. The cost of complying with these regulations can be significant, and we expect to incur significant compliance costs in the future. We recognize, however, that leadership in environmental protection is an increasingly important competitive factor in the marketplace.

Vehicle Emissions

        U.S. Standards.    Federal. Under the Federal Clean Air Act, the Environmental Protection Agency, or EPA, has imposed tailpipe emission control standards on passenger cars and light trucks, including minivans, sport utility vehicles, and pickup trucks. The standards in effect for model year 1994-2003 passenger cars and light trucks are known as Tier 1 standards. Manufacturers are obligated to recall vehicles that fail to meet those standards for ten years or 100,000 miles, whichever occurs first.

        The EPA also adopted Tier 2 standards that establish identical and stringent tailpipe emission requirements for passenger cars and light trucks. Tier 2 standards, which will be phased in over model years 2004-2009, obligate manufacturers to recall vehicles that fail to meet the standards for ten years or 120,000 miles, whichever occurs first. The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Beginning with 2004 model year vehicles, manufacturers are not able to sell vehicles in the United States that do not meet the new standards. Further research and development achievements on the part of the automotive industry will be required if the industry is to continue to comply with these new standards as applied to later model years.

        Separate standards are in effect for heavy light-duty trucks (those in excess of 8,500 pound gross vehicle weight) and heavy-duty commercial vehicles. Stringent standards apply to model year 2004-2006 vehicles, and even more stringent standards will be phased in over model years 2007-2010.

        California Standards.    The State of California sets its own stringent emission control standards for passenger cars and trucks. Its low emission vehicle program establishes more restrictive standards over model years 2004-2007 than those in effect for model years 1993-2003. Meeting these new standards in later years will require significant progress in the development of engine, exhaust aftertreatment, and fuel control technologies.

        An important part of California's program is the introduction of zero-emission vehicles (ZEVs). The California Air Resources Board (CARB) issued a series of regulations in the 1990s that required an increasing number of the passenger cars and light trucks sold in California each year by large-volume manufacturers to be certified as ZEVs (up to 10% by model year 2003). In 2003, in connection with the settlement of litigation brought by vehicle manufacturers (including our subsidiary, DaimlerChrysler Corporation) and dealers, CARB proposed amended regulations to allow manufacturers to satisfy the ZEV mandate with vehicles that use various technologies (electric batteries, hydrogen fuel cells, compressed natural gas, gasoline/electric hybrids) to produce limited or no emissions. The amended regulations would take effect beginning with model year 2005.

        Other states may either adopt the California standards or participate in the EPA's national low emission vehicle program requiring manufacturers to sell low emission vehicles nationwide beginning with the 2001 model year. To date, the states of Maine, Massachusetts, New York, and Vermont have adopted the California standards, but only Massachusetts and New York have adopted the requirement for zero-emission vehicles. Other states have expressed interest in adopting California's zero-emission standards when they become final. We expect to continue to incur significant costs in developing these low or zero emission technologies.

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

        European Standards.    Current vehicle emission control standards in the European Union are generally no more restrictive than U.S. standards. However, the EU Commission and the European Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2005 and thereafter (EURO 4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the European Parliament for model years 2005 (EURO 4) and 2008 and thereafter (EURO 5). We believe that our passenger cars and commercial vehicles will comply with the European emission standards.

Vehicle Fuel Economy

        U.S. Standards.    Under the federal Motor Vehicle Information and Cost Savings Act, a manufacturer is subject to significant penalties for each model year its vehicles do not meet Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. CAFE standards for passenger cars and light-duty trucks are currently 27.5 miles per gallon and 20.7 miles per gallon, respectively. A manufacturer earns credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits earned in respect of cars may not be used for trucks. In 2003, the National Highway Traffic Safety Administration (NHTSA) adopted new CAFE standards for light-duty trucks, including minivans and sport utility vehicles, of 21.0 miles per gallon for 2005 model year vehicles, 21.6 miles per gallon for 2006 model year vehicles, and 22.2 miles per gallon for 2007 model year vehicles.

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

        The United States and other countries may adopt more stringent CAFE standards as a way of reducing "green house gas" carbon dioxide emissions by increasing fuel economy. These emissions are said to contribute to global warming, which has become a matter of international concern. In 2001, the United States withdrew from the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which called for the United States to reduce substantially its fossil energy use during years 2008-2012. Nevertheless, the United States is considering ways to achieve reductions in fossil energy use, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage.

        Individual states also may attempt to limit such emissions through regulation of fuel economy standards, although their authority to do so has been disputed in federal court. In July 2002, California passed a law that requires CARB to develop regulations that may require automakers to reduce significantly greenhouse gas emissions from their vehicles starting with 2009 models. State regulation in this area, if upheld, could be costly to us and could significantly restrict the products we are able to offer in the United States.

        In addition to conventional gasoline powered vehicles, we manufacture vehicles that operate on compressed natural gas, liquid petroleum gas, and electricity, and flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels.

        European Standards.    The European Union signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008 to 2012. In 1999, the European Union entered into a voluntary agreement with the European automotive manufacturers association (ACEA) which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average of new passenger cars sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The European Union has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. At the end of 2003, the ACEA started a consultation round with the European Commission on further reduction potentials for the time after 2008. This consultation was requested by the European Commission and we, as a member of ACEA, are actively involved in this consultation process. Should the Commission's target to reduce carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer become a mandatory standard this would require us to improve engine and overall efficiency and reduce vehicle weight significantly.

        In addition, in 2003 the European Union and the ACEA discussed a voluntary agreement for emission standards for light commercial vehicles. So far no emission standards for light commercial vehicles have been agreed upon since the ACEA could convince the European Commission to first establish a standardized test cycle like the New European Driving Cycle for passenger cars (NEDC) for measuring fuel consumption and carbon dioxide emission, respectively, of light commercial vehicles in a standardized manner as a basis for future possible emission standards. As a result, the European Commission adopted a directive, which requires us as of 2005 to measure carbon dioxide emissions of light commercial vehicles with a gross vehicle weight of up to 1.305 metric tons (class 1) as a condition for selling such vehicles within the European Union. Similar rules are effective as of 2007 for light commercial vehicles with a gross vehicle weight of 1.306 to 1.760 metric tons (class 2) and 1.761 to 3.5 metric tons (class 3).

Vehicle Safety

        U.S. Standards.    The U.S. National Traffic and Motor Vehicle Safety Act of 1966, or the Safety Act, requires new vehicles and original equipment sold in the United States to meet various safety standards established by NHTSA. The Safety Act also requires manufacturers to recall vehicles found to have safety related defects and to repair them without charge. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected. In 2001, NHTSA completed its Interim Final Rule relating to advanced airbag systems. The rule imposes a new regimen of tests with stringent new injury criteria, and sets forth a compliance phase-in schedule mandating that 35% of all vehicles produced by a manufacturer for the 2004 model year, 65% for the 2005 model year, and 100% for the 2006 and 2007 model years, meet the new safety standard. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment.

        On November 1, 2000, the United States enacted the Transportation Recall Enhancement, Accountability and Documentation Act, or the TREAD Act. This act requires, among other things:

  •
  a tire pressure warning system;

  •
  a program to inform consumers of a vehicle's rollover propensity as established in a dynamic rollover test;

  •
  upgraded tire safety standards; and

  •
  the development of a system of collecting from manufacturers information relating to vehicle performance and customer complaints to assist in the early identification of potential vehicle defects.

        These requirements impose additional cost and complexity to the vehicle development process. The TREAD Act also increases NHTSA's authority to impose civil penalties for noncompliance and specifies possible criminal penalties.

        In general, vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations.

        European Standards.    Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union or by individual countries. In addition, during the last three years the ACEA, of which we are a member, negotiated a voluntary self commitment on pedestrian safety with the European Commission. The self commitment is comprised of two phases. Phase one criteria, which cover, among other things, the ban of rigid bull bars by original manufacturers, compliance with specific head injury criteria and the introduction of antilock brake systems (ABS), have been embedded into a framework directive by the European Union and, as a consequence, are already legally binding. Phase one criteria are effective from October 2005, whereby original manufacturers have to be in full compliance with the criteria until the end of 2012. Phase two criteria, which the ACEA and the European Commission are still discussing, intend to amplify standards established in phase one. The goal of ACEA in its discussions with the European Commission is to convince the Commission to open phase two for more active safety measures, like the mandatory introduction of electronic stability programs or other accident avoidance measures, instead of imposing more passive requirements, like specific rules regarding the deformation of the crash zone of a car. Should these more restrictive phase two standards become mandatory, this would have a major impact on the design freedom of our future passenger cars.

Stationary Source Regulation

        Our assembly, manufacturing and other operations in the United States must meet a substantial number of regulatory requirements under various federal laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. State laws parallel and, in some cases, impose more stringent requirements than federal law. Together these laws impose severe restrictions on airborne and waterborne emissions and discharges of pollutants, the handling of hazardous materials, and the disposal of wastes. For example, similar requirements apply to our operations in Europe and Canada. Increasing governmental regulation and environmental enforcement is also likely to develop in Mexico.

        Our subsidiary DaimlerChrysler Corporation is participating in a voluntary program established by the U.S. Department of Energy to reduce the greenhouse gas emissions from our manufacturing facilities. Under this program, DaimlerChrysler Corporation has pledged to reduce these emissions by 10% per vehicle produced between 2002 and 2012.

Other Environmental Matters

        In the United States, the EPA and various state agencies have notified our subsidiary DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. DaimlerChrysler Corporation is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs. As of December 31, 2003, DaimlerChrysler Corporation may incur remediation costs at 141 sites in connection with the foregoing matters and other remediation issues at its active or deactivated facilities.

        Pollution remediation is also a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve eleven principal sites.

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

DESCRIPTION OF PROPERTY

        At December 31, 2003, we had 93 manufacturing facilities worldwide, of which 19 are located in Germany and 38 in the United States. Most of the remaining facilities are in Mexico, Canada, France, Spain, Brazil and South Africa. We also have other properties, including office buildings, spare parts centers, retail outlets, research laboratories, test tracks and warehouses, mainly in Germany and in the United States. We own most of these manufacturing facilities and other properties.

        The following table shows a list of our principal production and other facilities worldwide:

  Production Facilities

Mercedes Car Group
Germany
• Berlin	Manufacturing plant for engines and components
• Bremen	Bodywork and assembly plant
• Hamburg	Manufacturing plant for axles and components
• Rastatt	Bodywork and assembly plant
• Sindelfingen	Bodywork and assembly plant
• Stuttgart-Untertürkheim	Manufacturing plant for engines, axles and gearboxes
United States
• Tuscaloosa, Alabama	Bodywork and assembly plant
Brazil
• Juiz de Fora	Bodywork and assembly plant
France
• Hambach	Bodywork and assembly plant
South Africa
• East London	Bodywork and assembly plant
Chrysler Group
United States
• Belvidere, Illinois	Bodywork, assembly and stamping plant
• Detroit, Michigan	Bodywork and assembly plants, manufacturing plants for engines and axles
• Fenton, Missouri	Bodywork and assembly plants
• Huntsville, Alabama	Manufacturing plant for automotive electronics
• Indianapolis, Indiana	Foundry for engine blocks
• Kenosha, Wisconsin	Manufacturing plant for engines
• Kokomo, Indiana	Transmission plants, aluminum die castings plant
• Newark, Delaware	Bodywork and assembly plant
• Sterling Heights, Michigan	Bodywork and assembly plant, stamping and subassembly plant
• Syracuse, New York	Transmission and transfer case plant
• Toledo, Ohio	Bodywork and assembly plants, machining plant for components
• Trenton, Michigan	Manufacturing plant for engines
• Twinsburg, Ohio	Stamping and subassembly plant
• Warren, Michigan	Bodywork and assembly plant, stamping and subassembly plant

Canada
• Brampton	Bodywork, assembly and stamping plant
• Toronto	Aluminum die casting plant
• Windsor	Bodywork and assembly plants
Mexico
• Saltillo	Bodywork and assembly plant, manufacturing plant for engines
• Toluca	Bodywork and assembly plant
Venezuela
• Valencia	Bodywork and assembly plant
Commercial Vehicles
Germany
• Düsseldorf	Bodywork and assembly plant, manufacturing plant for steering systems
• Friedrichshafen	Manufacturing plant for diesel engines
• Gaggenau	Bodywork and assembly plant, manufacturing plant for axles and transmissions
• Kassel	Manufacturing plant for axles
• Ludwigsfelde	Bodywork and assembly plant
• Mannheim	Bodywork and assembly plant, manufacturing plant for engines
• Ulm	Bodywork and assembly plant
• Wörth	Bodywork and assembly plant
United States
• Cleveland, North Carolina	Bodywork and assembly plant
• High Point, North Carolina	Bodywork and assembly plant
• Mt. Holly, North Carolina	Bodywork and assembly plant
• Portland, Oregon	Bodywork and assembly plant
• Redford, Michigan	Assembly plant, manufacturing plant for engines
Argentina
• Buenos Aires	Bodywork and assembly plant
Brazil
• São Bernardo do Campo	Bodywork and assembly plant
Canada
• St. Thomas	Bodywork and assembly plant
Mexico
• Santiago Tianguistenco	Assembly plant
Spain
• Barcelona	Manufacturing plant for engines, transmissions and axles
• Vitoria	Bodywork and assembly plant
Turkey
• Aksaray	Bodywork and assembly plant, manufacturing plant for engines and axles
• Hosdere	Assembly plant

Other Facilities
Germany
• Berlin	Potsdamer Platz real estate project, including DaimlerChrysler Services headquarters
• Böblingen	smart headquarters
• Stuttgart-Möhringen	DaimlerChrysler headquarters
• Ulm	Research center
United States
• Auburn Hills, Michigan	DaimlerChrysler headquarters and technology center

        In January 2003, our wholly-owned subsidiary DaimlerChrysler Corporation contributed its New Castle machining and forging facility to NC-M Chassis Systems LLC, a joint venture company formed with Metaldyne Corporation. DaimlerChrysler Corporation owned 60% of the common stock of the joint venture company and Metaldyne owned the remaining 40%. In December 2003, Metaldyne exercised its option to purchase DaimlerChrysler Corporation's 60% interest in the NC-M Chassis Systems LLC joint venture company in exchange for cash and Metaldyne subordinated debt and preferred equity securities. Also in 2003, DaimlerChrysler Corporation committed to a plan for the significant downsizing or closure of two other facilities in Huntsville, Alabama, and Indianapolis, Indiana.

        At year-end 2003, the total amount of indebtedness secured by mortgages and other security interests on our principal facilities was [EURO]1.7 billion. These mortgages and other security interests related primarily to the Potsdamer Platz real estate project.

        We believe that our principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

        There is significant production overcapacity in the worldwide automotive industry which threatens continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity to ensure that overcapacity does not jeopardize our financial position. We also continually review worldwide capacity and capacity requirements and developing and anticipated industry changes, and position ourselves accordingly. As market conditions fluctuate, we make adjustments to our capacity by opening, closing, expanding or downsizing production facilities. We use capacity considerations in conjunction with other business objectives, such as plant modernization and labor market conditions, to determine where, and to what extent, we should alter or shift our production capacity. In 2003, we made additional capacity adjustments in response to a variety of business considerations. As market conditions evolve, we may adjust our production capacity accordingly.

Item 5. Operating and Financial Review and Prospects.

INTRODUCTION

        This annual report contains forward-looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward-looking statements. These statements are subject to many risks and uncertainties, including:

  •
  changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Europe or North America;

  •
  changes in currency exchange rates and interest rates;

  •
  introduction of competing products and possible lack of acceptance of our new products or services;

  •
  increased competitive pressures which may limit our ability to reduce sales incentives and raise prices;

  •
  whether Chrysler Group and Mitsubishi Motors will be able to achieve their revenue enhancement, efficiency and cost reduction goals;

  •
  shortages or interruptions in the supply of fuel or production materials, or labor strikes;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of current pending and possible future legal proceedings;

  •
  decline in resale prices of used vehicles; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

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

        You should read the following discussion of our critical accounting policies and our financial condition and operating results together with our consolidated financial statements and the related Notes prepared in accordance with U.S. GAAP as of, and for the years ended, December 31, 2003, 2002 and 2001. Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

        The comparability of our consolidated financial statements for the periods presented in this annual report is affected by currency translation effects resulting from our international operations. In 2003, the euro, the currency in which we denominate our consolidated financial statements, strengthened significantly against several other world currencies, primarily the U.S. dollar. All of our subsidiaries that report their results in a functional currency other than the euro are subject to currency translation risks. The recent appreciation of the euro affected the reported results of our segments, especially the Chrysler Group segment which conducts the majority of its business in U.S. dollars.

        Fluctuations in the exchange rates of the U.S. dollar, the euro, and other world currencies also expose our international business operations and, consequently, our reported financial results and cash flows to transaction risk. This transaction risk exposure primarily affects our Mercedes Car Group segment, which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Commercial Vehicles segment is also subject to transaction risk, but only to a minor degree due to its global production network. Our Chrysler Group segment generates almost all of its revenues and incurs most of its costs in U.S. dollars. As a result, the transaction risk of this segment is also relatively low. In 2003, the impact of currency transaction risks on our operating results was relatively minor because we had a large portion of these risks covered by currency hedges. Because of our currency hedges, a continuation of the strength of the euro in 2004 would only affect us to a limited degree. However, if the strength of the euro against major world currencies remains on the current level for a longer period of time or if the euro appreciates even further, our earnings and operating profits, in particular those of our Mercedes Car Group segment, could be significantly adversely affected in the years following 2004.

        Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" for additional information on our currency translation and transaction risk exposure.

NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard (SFAS) 143, "Accounting for Asset Retirement Obligations." The statement requires that we record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal use of the asset. We also record a corresponding asset that we depreciate over the life of the asset to be retired. Following the initial measurement of the asset retirement obligation, we adjust the liability at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a significant impact on the Group's consolidated financial statements.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS 146 were effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on our consolidated financial statements.

        In November 2002, the EITF reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement that contains multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 became effective for us in our financial statements beginning July 1, 2003 and we applied the consensus prospectively to all transactions occurring after June 30, 2003. The adoption of EITF 00-21 did not have a significant impact on our consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN 45 enhances the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002, without significant impact to our consolidated financial statements. The disclosures required by FIN 45 were effective for financial statements of interim and annual periods ending after December 15, 2002. Please refer to Notes 25b and 31 to our Consolidated Financial Statements for FIN 45 disclosures.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in both interim and annual financial statements of the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see Note 24 to our Consolidated Financial Statements and the table presented below).

        During the second quarter of 2003, we adopted the fair value recognition provisions of SFAS 123 prospectively, as permitted by SFAS 148, to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all awards granted prospectively from December 31, 2002, will be measured at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense will be recognized over the employee service period with an offsetting credit to equity (paid-in capital). We will continue to account for options granted prior to January 1, 2003, using the intrinsic value based approach under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB 25, we measured compensation expense at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The adoption of the fair value based method for awards granted in April 2003 resulted in additional compensation expense in the Group's statement of income (loss) of [EURO]37 million for 2003, ([EURO]23 million, net of taxes, or [EURO]0.02 per share, respectively). The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,
([EURO] in millions)
	2003	2002	2001
Net income (loss)	448	4,718	(662)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	81	47	22
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(164)	(161)	(94)
Pro forma net income (loss)	365	4,604	(734)
Earnings (loss) per share (in [EURO]):
Basic	0.44	4.68	(0.66)
Basic — pro forma	0.36	4.57	(0.73)
Diluted	0.44	4.67	(0.66)
Diluted — pro forma	0.36	4.54	(0.73)

        In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. We applied the unmodified provisions of FIN 46R to "special purpose entities" as of December 31, 2003, and will apply FIN 46R to all entities that are not "special purpose entities" as of March 31, 2004. Please refer to Note 2 to our Consolidated Financial Statements for further information about the impact of FIN 46R on our Consolidated Financial Statements.

        In March 2003, the EITF reached consensuses on the remaining issues of EITF 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold." EITF 02-9 requires the transferor to recognize at fair value financial assets previously sold when control over the financial assets is regained as if the transferor had repurchased the assets, together with a corresponding liability to the transferee. Gain or loss recognition by the transferor is precluded if control is regained over assets sold. EITF 02-9 also applies to any beneficial interest or to qualifying special purpose entities that become non-qualifying. Servicing assets or liabilities and other retained interests continue to be accounted for separately. Loan loss allowances may not be recognized as of the repurchase date. EITF 02-9 is applicable for changes occurring after April 2, 2003 that result in the transferor regaining control over financial assets previously sold. The application of EITF 02-9 did not have a material effect on our consolidated financial statements.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments and hedging activities under SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. However, the provisions of SFAS 149 that relate to Derivative Implementation Group Issues that have been effective for fiscal quarters that began prior to June 15, 2003, shall continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 did not have a significant impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. SFAS 150 could affect companies' ratios, performance measures and certain stock buy-back programs. We applied the provisions of SFAS 150 immediately to all financial instruments entered into or modified after May 31, 2003, and otherwise to all existing financial instruments as of July 1, 2003. The adoption of SFAS 150 did not have a significant impact on our consolidated financial statements.

        In May 2003, the EITF reached a consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases" with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. DaimlerChrysler applied EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning July 1, 2003. Initial adoption of EITF 01-8 did not have a significant impact on our consolidated financial statements.

        In November 2003, the EITF reached a partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The disclosures required by EITF 03-1 are effective for fiscal years ending after December 15, 2003. Please refer to Note 20 to our Consolidated Financial Statements for more information.

        In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 is applicable to loans and debt securities with characteristics of loans acquired in a transfer (including business combinations) and limits recognition and display of the accretable yield to the excess of cash flows expected to be collected over the initial investment. The SOP prohibits carrying over or create valuation allowances at initial recognition. Subsequent increase in cash flows expected to be collected should be recognized prospectively. Subsequent decreases should be recognized as impairment. The provisions are effective for loans acquired in fiscal years beginning after December 15, 2004. Impairment provisions apply prospectively for loans existing at December 15, 2004 for fiscal subsequent years. We are currently determining the effect from application of SOP 03-3 on our consolidated financial statements.

        In December 2003, the FASB issued SFAS 132 (revised 2003), "Employers' Disclosure about Pensions and Other Postretirement Benefits (revised 2003) — an amendment of FASB Statements No. 87, 88, and 106," which requires additional disclosures about our defined benefit plan and other postretirement plan assets, obligations, net costs, and cash flows. We have adopted the new disclosure requirements as of December 31, 2003. Please refer to Note 25a to our Consolidated Financial Statements for our disclosure about pensions and other postretirement benefits.

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

INFLATION

        In Germany, the average inflation rate in 2003 was 1.1% compared to 1.4% in 2002 and 2.0% in 2001. In the United States, the average inflation rates for those years were 2.3% in 2003, 1.6% in 2002 and 2.8% in 2001. Inflation has not had a significant effect on our operating results in recent years.

CRITICAL ACCOUNTING POLICIES

        Our reported financial position and results of operations are sensitive to the accounting methods we select and the accounting estimates underlying the preparation of our financial statements. The following critical accounting policies, and the related judgments and other uncertainties affecting the application of those policies, are factors you should consider in reviewing our financial statements and the discussions below under the headings "Operating Results" and "Liquidity and Capital Resources."

Recoverability of Investment in Equipment on Operating Leases

        We own equipment, primarily passenger cars and commercial vehicles, that we lease to customers under operating leases. At December 31, 2003, the total carrying value of this equipment was [EURO]24.4 billion. Operating leases for equipment representing approximately 88% of the total 2003 and 2002 carrying value originated with our financial services business.

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

        It is our accounting policy frequently to reevaluate our estimates and consider, at least quarterly, whether indications of impairment of our ability to recover the carrying value of our investment in equipment on operating leases exist. If we determine that indications of impairment exist, we evaluate whether the total future cash flows, undiscounted and before interest, that we expect to derive from the lease and the ultimate sale of the equipment are less than its carrying value. If the carrying value is higher than the expected total cash flows, the amount of the impairment we recognize is equal to the excess of the carrying value of the equipment over its fair value. Further, if the estimated residual value of the equipment has changed significantly from previous estimates, we will revise the amount of future depreciation expense to be recorded over the remaining term of the lease.

        We believe that the accounting estimate related to recoverability of the carrying value of our investment in equipment on operating leases is a critical accounting estimate because:

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

        If sales incentives remain an integral part of sales promotion - thereby reducing new vehicle prices - or if economic conditions deteriorate in our primary markets, resale prices of used vehicles and, correspondingly, the residual value of our leased equipment could be subject to continued downward pressure. If resale prices of used vehicles decline further, our future operating results are likely to be adversely affected by increased depreciation expense or incremental impairment charges.

        Since the risk associated with the recoverability of our investment in equipment on operating leases is primarily attributable to our Services segment, the following information refers to that segment.

        As a result of changes in estimates of residual values, our Services segment recognized a pre-tax impairment charge of [EURO]0.1 billion in 2003 and [EURO]0.3 billion in 2002. We recorded these charges in the statement of income (loss) line item "Cost of sales." In 2001, no impairment charge was recorded.

        The recognition of impairment charges does not affect our reported cash flows. The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the cash we collect in the form of operating lease payments from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent that used vehicle values continue to decrease, we will realize less cash proceeds from sales of vehicles at lease end. In addition, the inability of customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

Collectibility of Sales Financing and Finance Lease Receivables

        We have sales financing and finance lease receivables, which consist primarily of retail installment sales contracts, finance lease contracts, and revolving wholesale facilities secured by passenger cars and commercial vehicles. At December 31, 2003 and at December 31, 2002, our financial services business held substantially all of our sales financing and finance lease receivables. We are exposed to collectibility risk if consumers or dealers default on these receivables or become insolvent and the values of the cars and commercial vehicles securing these receivables are insufficient, after selling costs, to realize the full carrying values of the receivables. Collectibility risks impact the recoverability of our owned (on-balance sheet) portfolio of finance receivables, through the allowance for credit losses, and the valuation of retained interests in finance receivables sold and securitized.

  Allowance for Credit Losses

        Our policy is to maintain an allowance for credit losses representing our best estimate as of the balance sheet date of the amount of losses incurred as of that date in our sales finance and finance lease receivables portfolio. We base our estimate on a systematic, ongoing review and evaluation of our credit-risk. In performing this evaluation, we take into account our historical loss experience, the size and composition of our portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. When we evaluate homogeneous loan portfolios, we do that collectively, taking into consideration primarily historical loss experience, adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. We evaluate other receivables, such as wholesale receivables and loans to large commercial borrowers, for impairment individually based on the fair value of available collateral. Increases in the allowance for credit losses reduce the net carrying value of the balance sheet line item "Receivables from financial services" with a corresponding charge to the statement of income (loss) line item "Cost of sales."

        We believe that the accounting estimate related to the establishment of the allowance for credit losses is a critical accounting estimate because:

  (1)
  the evaluation is inherently judgmental and requires the use of significant assumptions about expected customer default rates and collateral values, which may be susceptible to significant change; and

  (2)
  changes in the estimates about the allowance for credit losses could have a material effect on our financial statements.

        Since the risk associated with the collectibility of sales financing and finance lease receivables is almost exclusively attributable to our Services segment, the following information refers to that segment.

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including expected average credit loss rate assumptions for financing of 0.6% for Mercedes Car Group, 0.8% for Chrysler Group and 0.7% for Commercial Vehicles, at December 31, 2003. However, additional provisions may be necessary if:

  (1)
  actual credit losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  recent changes in economic and other events and conditions adversely impact our estimates.

        Renewed weakness in the U.S. or European economies could increase the likelihood that actual credit losses may exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of our Services segment's sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in the allowance for credit losses, it could negatively affect our Services segment's and the Group's future operating results.

        At December 31, 2003 and 2002, our Services segment's sales financing and finance lease receivables totaled [EURO]52.6 billion and [EURO]52.1 billion, respectively. The allowance for credit losses associated with those receivables amounted to [EURO]1.3 billion at December 31, 2003, and [EURO]1.6 billion at December 31, 2002. Included within cost of sales were net charges of [EURO]0.6 billion in 2003, [EURO]1.0 billion in 2002 and [EURO]1.4 billion in 2001 to increase the allowance for credit losses.

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

        We believe that the valuation of retained interests in sold receivables is a critical accounting estimate because:

  (1)
  the valuation is inherently judgmental and requires us to use significant assumptions about expected customer default rates and collateral values, which are susceptible to significant change; and

  (2)
  changes in the estimates about the value of these retained interests could have a material effect on our financial statements.

        Since the risk associated with retained interests in sold receivables is primarily attributable to our Services segment, the following information refers to that segment.

        We believe the amounts recognized on the balance sheet for our retained interests in sold receivables are appropriate based on information currently available and several assumptions, including an expected composite average remaining credit loss rate of 1.2% at December 31, 2003. However, an additional impairment charge may be necessary if:

  (1)
  actual losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact future cash flows from sold loans.

        Renewed weakness in the U.S. or European economies could increase the likelihood that actual credit losses exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value realized upon repossession of defaulted sold receivables could experience further downward pressure. If these factors result in a significant impairment of our ability to recover the carrying value of our retained interests, it could negatively affect our future operating results and cash flows.

        At December 31, 2003 and 2002, the carrying value of our retained interests of our Services segment totaled [EURO]3.2 billion and [EURO]4.2 billion, respectively. The unrealized gains associated with those retained interests amounted to [EURO]0.1 billion at December 31, 2003 and [EURO]0.2 billion at December 2002.

        In 2003, the recorded impairment charge was insignificant. In 2002 and 2001 the impairment charges were [EURO]0.1 billion and [EURO]0.3 billion, respectively. Such impairment charges are included in the consolidated statement of income (loss) line item "Revenues."

        The initial recognition of impairment charges to reduce the carrying value of our retained interests does not impact our reported cash flows. The realization of our retained interests predominantly depends on the excess cash flows distributed by the special purpose trusts that purchased the sold receivables. The inability of customers to make their monthly installment payments to the trusts could result in less excess cash flows that can be distributed by the trusts. To the extent that distributable excess cash flows are lower than our estimates, our liquidity and capital resources could be adversely affected.

Realizability of Investments in EADS and Mitsubishi Motors Corporation (MMC)

        We evaluate the recoverability of the carrying value of our significant equity method investments, primarily in EADS and MMC, when there is an indication of potential impairment. When such an indication is present, we record a write-down of the investment if and when the amount of its estimated realizable value falls below carrying value and this shortfall is considered other-than-temporary. Indications of a potential impairment that would cause us to perform this evaluation include, but are not necessarily limited to, an inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment, or a quoted market price per share that is significantly below than our carrying amount per share for the investee for a sustained period of time.

        Approximately 34% and 30% of the outstanding shares of common stock of EADS and MMC, respectively, trade publicly. A decline in the quoted market price of these shares below our carrying amount or the existence of operating losses, however, is not necessarily indicative of a loss in value that is other-than-temporary. In determining whether a decline in the investment's estimated realizable value is other-than-temporary, we consider the length of time and the extent to which such value has been less than the carrying value, the financial condition and prospects of the investee, and our ability and intent to retain our investment in the investee for a period of time sufficient to allow for any anticipated recovery in value. In the event that we determine that a decline in value is other-than-temporary, we recognize an impairment charge for the reduction in the value of the investment, which would be reflected in the balance sheet line item "Investments and long-term financial assets" and the statement of income (loss) line item "Financial income (expense), net." Impairment charges of this type are non-cash items and therefore would not impact our reported cash flows.

        We believe that the evaluation of the realizability of the carrying values of our investments in EADS and MMC is a critical accounting estimate because:

  (1)
  the determination of when an impairment in value is other-than-temporary is highly judgmental;

  (2)
  the size of these investments is substantial and the impact of an impairment charge on our results of operations would likely be material.

        The realization of the carrying value of our investment in EADS is primarily dependent on EADS' ability to compete successfully with its Airbus aircraft in the commercial aircraft industry in terms of price, product quality and market acceptance of new models. A continued weakness in the airline industry, declines in residual values of leased aircraft or deteriorating financial condition of EADS' major customers could have a significant impact on EADS. As a result, orders for new aircraft and the exercise rate of existing purchase options may be significantly lower in the future which could adversely affect EADS' expected net cash flows, its ability to recover the carrying value of its assets and therefore our determination of realizable value. Consequently, both the recognition of our proportionate share of EADS' future operating results - if such operating results were to deteriorate significantly from current trends - and an impairment charge related to our ability to recover the carrying amount of our investment in EADS could adversely affect our operating results.

        Since the last months of 2002 and through September 30, 2003, the carrying value of our investment in EADS continuously and significantly exceeded its quoted market value, which we believe was primarily due to the general weakness in worldwide economies, the aftermath of the events of September 11, 2001, the war in Iraq and the outbreak of SARS, all of which significantly affected the airline industry. Despite a partial recovery of the share price from its all-time low of [EURO]6.50 per share in March 2003, the quoted market value of our investment in EADS at September 30, 2003, was [EURO]3.5 billion, based on the market price per share of EADS of [EURO]13.24. The carrying value of our investment amounted to [EURO]5.5 billion at that date. We determined that such impairment was other-than-temporary and we recognized an impairment charge of [EURO]1.96 billion in net income at September 30, 2003 which is included in financial income (loss). At December 31, 2003, the carrying value of our investment in EADS was [EURO]3.6 billion and the quoted market value of our investment was [EURO]5.0 billion, based on the quoted share price of [EURO]18.85.

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

        From the time that we made our initial investment in MMC in October 2000 until December 31, 2003, the carrying value per share has not significantly exceeded the quoted market value per MMC share. At December 31, 2003, the carrying value of our investment in MMC was [EURO]1.0 billion. The quoted market value of our investment in MMC was [EURO]0.9 billion, based on the quoted market price per share of MMC of [EURO]1.62 at December 31, 2003. Because of the strategic importance of our relationship with MMC, we have the intent, and the ability, to hold our investment in MMC for a period of time sufficient to allow us to recover our carrying value. Therefore, our estimate about our ability to recover the carrying value of our investment in MMC has not changed and we have not recognized any impairment charges.

Sales Incentives

        Sales incentives have become an integral part of our vehicle business, primarily with respect to the automobile business conducted by the Chrysler Group. Therefore the following discussion refers solely to the Chrysler Group. Chrysler Group uses sales incentives to adjust market pricing in response to a number of market and product factors, including pricing actions and sales incentives by competitors; economic conditions; the amount of excess industry production capacity; the intensity of market competition; and consumer demand for the product. The Chrysler Group may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to customers through automotive financing partners.

        At the time of sale to the dealer, the Chrysler Group records as a reduction to revenue and as an accrued liability the estimated impact of sales incentives programs expected to be paid to dealers and customers at the time of the retail sale. The amount by which revenue is reduced is based on assumptions about which of the incentive options available will be selected by the customer as well as judgments about market conditions and the pricing actions of competitors. The accuracy of the Chrysler Group's accrued liability for the estimated cost of sales incentives programs is dependent on a number of assumptions, including the specific incentives that dealers and consumers will select from available alternatives; the length of the reduced rate financing contract that consumers select; and the value of programs that will be in effect when a vehicle is purchased by a consumer. The actual cost to the Chrysler Group of the sales incentives programs may be different than the amount accrued. We adjust the accrued liability for sales incentives cost accordingly in the period that the retail sale occurs. These adjustments could positively or negatively impact operating profit. Dealers sell the majority of vehicles they hold in inventory to consumers within a relatively short period of time, generally 90 calendar days or less from the time they purchased the vehicles from Chrysler Group. Accordingly, we make adjustments to the accrual for sales incentives within a short period of time from when we estimated these accruals. This adjustment could have a material effect on the Chrysler Group's operating results for the particular reporting period in which an adjustment of the estimated accrual is recorded.

        The recognition of accruals for sales incentives initially does not affect reported cash flows. Cash flows are negatively affected at the time the Chrysler Group pays the incentive, which generally occurs shortly after the sale of the vehicle to the customer.

Liability for Product Warranties

        We generally warrant our products against a variety of manufacturing and other defects for periods of up to seven years. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The liability for product warranties covers, for example, our various contractual warranty programs, goodwill coverage, recall campaigns and buyback commitments which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices. We record a liability for the expected cost of warranty-related claims when we sell the product to a third party, when we initiate a new warranty program, or — depending on the reporting segment — upon lease inception. The amount of the warranty liability, which is included in the balance sheet line item "Accrued liabilities," with a corresponding charge included as a component of "Cost of sales" in the statement of income (loss), reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. Our obligations for product warranties predominately affect our Chrysler Group segment, our Mercedes Car Group segment, and our Commercial Vehicles segment. At December 31, 2003 and 2002, our total accrued liabilities for product warranties were [EURO]9.2 billion and [EURO]9.4 billion, respectively.

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

        We believe that the determination of our liability for warranty obligations is a critical accounting estimate for each of our three vehicle segments because:

  (1)
  the evaluation is inherently judgmental and requires the use of significant assumptions about future warranty claim rates, amounts of future repair costs per vehicle, the impact of no mileage or time limits in connection with recall campaigns, and the extent of any recoveries we can obtain from suppliers; and

  (2)
  warranty cost accruals require adjustments from time-to-time when actual warranty claim experience differs from our estimates and the resulting impact on our results of operations and financial condition could be material.

        The recording of the warranty obligation initially has no impact on our operating cash flows. Our operating cash flows change as we pay or settle actual warranty costs. Our liquidity and capital resources could be negatively impacted if actual warranty costs exceed our estimates.

Pension and Other Post-retirement Benefits

        As more fully described in Note 25a to our Consolidated Financial Statements, we provide pension benefits to substantially all of our hourly and salaried employees, and also provide other post-retirement benefits to employees in North America. We actuarially determine these pension and other post-retirement benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates and other factors. Under U.S. GAAP we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other post-retirement benefit obligations in future periods.

  Pension benefits

        At December 31, 2003, our projected pension benefit obligations exceeded plan assets on the Group level, which represents the "underfunded status" of our plans, by [EURO]3.0 billion for all German plans and [EURO]2.8 billion for all non-German plans. The following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on the funded status of our pension benefit obligations at December 31, 2003:

	German Plans	Non-German Plans
([EURO] in millions)
Actual 2003 return on plan assets +/- 5 percentage points	+/- 340	+/- 750
Year-end 2003 discount rate +/- 25 basis points	+/- 360	+/- 540
Long-term return rate on plan assets	None	None

        At December 31, 2003, pension benefit obligations increased our stockholders' equity by [EURO]0.6 billion for all German plans and [EURO]0.1 billion for all non-German plans. The following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on our stockholders' equity at December 31, 2003:

	German Plans	Non-German Plans
([EURO] in millions)
Actual 2003 return on plan assets +/- 5 percentage points	+/- 210	+/- 460
Year-end 2003 discount rate +/- 25 basis points	+/- 200	+/- 330
Long-term return rate on plan assets	None	None

        In accordance with U.S. GAAP, we determine our pension benefit expense at the beginning of the calendar year based on assumptions which include a weighted average expected rate of return on plan assets. The expected rate of return for U.S. plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected returns for the asset classes in the portfolios. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. Using "Modern Portfolio Theory", historical correlation, volatilities, and projected asset returns, we develop a target asset mix for these plans. We utilize a ten year return history in our evaluation, consistent with SFAS 87 which refers to the expected rate as the long-term rate of return on plan assets. Accordingly, negative returns during a one or two-year period may not significantly change the historical long-term rate of return such as to necessitate or warrant revision of the expected long-term rate of return.

        We employ a similar process to determine the expected rate of return on plan assets for German Plans. We use both capital market surveys as well as the expertise of major banks and industry professionals to determine the expected rate of return on plan assets.

        The expected rate of return on plan assets set for 2001 and 2002 was 7.9% for German plans. The expected rate of return on plan assets set for 2001 and 2002 was 10.1% for non-German Plans (primarily U.S. plans). During 2002, we decided to gradually shift the pension fund portfolio asset distribution towards a mix more weighted with fixed income assets than in prior years, which by definition would modestly lower return expectations. In addition, at that time, our analysis of market trends caused management to believe that future long-term returns for equities and fixed income assets would be lower than the returns experienced over the previous 25 years. As a result, we lowered the expected rates of return to 7.5% for German plans and 8.5% for non-German plans as of January 1, 2003.

        The actual return on plan assets in 2003 was 14.6% for German plan assets and 23.0% for non-German plan assets. For 2004, we are assuming a weighted average long-term rate of return on plan assets of 7.5% for German plans and 8.5% for non-German plans. We estimate that our total pension benefit expense in 2004 will approximate our 2003 expense of [EURO]0.8 billion.

        Actual experience different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized net gain or loss as a component of our pension expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair value at year end for the German plan's assets and the market-related value of the U.S. plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on our pension benefit expense (before income tax benefits) for the year ended December 31, 2004:

	German Plans	Non-German Plans
([EURO] in millions)
Actual 2003 return on plan assets +/- 5 percentage points	+/- 50	+/- 25
Year-end 2003 discount rate +/- 25 basis points	+/- 20	+/- 40
Long-term return rate on plan assets +/- 50 basis points	+/- 40	+/- 110

  Other Post-retirement benefits

        At December 31, 2003, our accumulated post-retirement benefit obligations exceeded plan assets on the Group level by [EURO]13.4 billion, which represents the "funded status" of our plans. Had the following occurred or been used, the funded status of our other post-retirement benefit obligations at December 31, 2003 would have been impacted accordingly:

All Plans
([EURO] in millions)
Actual 2003 return on plan assets +/- 5 percentage points	+/- 80
Year-end 2003 discount rate +/- 25 basis points	+/- 440
Assumed health care cost trend rate +/- 1 percentage point	+/- 120
Long-term return rate on plan assets	None

        Changes in the rate of actual return on plan assets, the discount rate and the assumed health care cost trend rate would not have an impact on our net liability recognized in our consolidated balance sheet. Effects from changes in these assumptions would be included in our unrecognized net actuarial losses at December 31, 2003.

        In accordance with U.S. GAAP, we determine our other post-retirement benefit expense at the beginning of the calendar year. We have based our determination on a variety of assumptions, including an expected rate of return on plan assets. U.S. post-retirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets. The expected rate of return, therefore, is the same for both portfolios. Accordingly, the conclusions for expected rate of return on pension plan assets, noted above, also apply to post-retirement plan assets.

        For the year ended December 31, 2003, our total other post-retirement benefit expense was [EURO]1.3 billion for all plans. We have determined our 2003 total other post-retirement benefit expense using an assumed weighted average long-term expected rate of return on our plan assets of 8.5% as of January 1, 2003. The actual return on plan assets in 2003 was a positive return of 22%.

        Actual experience different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our consolidated financial statements. We recognize amortization of any unrecognized net gain or loss as a component of our total other post-retirement benefit expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of the accumulated post-retirement benefit obligation or the market-related value of the plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. For 2004, we will assume a weighted average long-term rate of return on plan assets of 8.5%. As a result of amortization of unrecognized net losses from actual experience different from assumptions used we estimate that our total other post-retirement benefit expense will increase by [EURO]0.1 billion in 2004, based on the assumptions used and our plan assets at December 31, 2003.

        In addition to the estimated increase in our total other post-retirement expense of [EURO]0.1 billion in 2004, the following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate, the assumed health care cost trend rate and the expected long-term return rate on plan assets on our total other post-retirement benefit expense (before income tax benefits) for the year ended December 31, 2004:

All Plans
([EURO] in millions)
Actual 2003 return on plan assets +/- 5 percentage points	+/- 15
Year-end 2003 discount rate +/- 25 basis points	+/- 40
Health care cost trend rate +/- 1 percentage point	+/- 20
Long-term return rate on plan assets +/- 50 basis points	+/- 10

        In December 2003, the U.S. government passed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (The Act). The Act introduces a prescription drug benefit under Medicare and an employer subsidy to sponsors of retiree health care benefit plans. In accordance with FASB Staff Position 106-1, we have elected to defer recognition of The Act, and accordingly, the accumulated post-retirement benefit obligation (APBO) and net post-retirement benefit cost do not reflect the impact of The Act in 2003.

        As a sponsor of retirement health care plans, we expect to receive the employer subsidy provided for in The Act. Recognition of the subsidy will reduce the APBO and will also decrease future service cost, interest cost, and loss recognition. The exact amount of such subsidies is subject to final rule-making by the U.S. government and cannot be precisely calculated; however, preliminary estimates are that the recognition of the subsidy will reduce APBO in the magnitude of [EURO]0.7 billion. The Financial Accounting Standards Board (FASB) has not yet resolved how the subsidy will be specifically accounted for. Therefore, final guidance could require a change to previously reported information.

        For a discussion of a potential impact on our liquidity and capital resources, please refer to the explanations we provide under the heading "Liquidity and Capital Resources — Benefit Plan Obligations and Costs" in "Item 5. Operating and Financial Review and Prospects."

OPERATING RESULTS

        We currently have five reportable business segments: (1) Mercedes Car Group; (2) Chrysler Group; (3) Commercial Vehicles; (4) Services; and (5) Other Activities.

Information about Operating Profit

        We measure the performance of our operating segments primarily through "Operating Profit". Our consolidated operating profit (loss) is the sum of the operating profits and losses of our reportable segments, adjusted for consolidation and elimination entries. Please refer to Note 34 of our Consolidated Financial Statements for information about how we determine segment operating profit and loss.

  Reconciliation from operating profit (loss) to income (loss) before financial income

        In the following tables we provide a reconciliation of the operating profits and losses of our reportable segments to the measures we use in our consolidated statement of income (loss). Since some income and expense items (e.g., interest income and interest expense), are not recorded at or allocated to our reportable segments, we have reconciled the operating profits (losses) to income (loss) before financial income for each reportable segment. You can find a reconciliation of total segment operating profit (loss) to our consolidated income (loss) before income taxes, minority interests, discontinued operations, extraordinary items, and the cumulative effect of changes in accounting principles in Note 34 to our consolidated financial statements.

	Year Ended December 31, 2003 ([EURO] in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	3,126	(506)	855	1,240	1,285	6,000	(314)	5,686
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(136)	(561)	(128)	(5)	(40)	(870)	0	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(116)	60	(106)	325	(302)	(139)	158	19
Operating (profit) loss from discontinued operations	0	0	0	0	(84)	(84)	0	(84)
Pretax gains from the sale of operating businesses and discontinued operations	0	0	0	0	(1,031)	(1,031)	0	(1,031)
Miscellaneous items	0	(32)	(9)	(17)	(250)	(308)	0	(308)
Income (loss) before financial income	2,874	(1,039)	612	1,543	(422)	3,568	(156)	3,412

	Year Ended December 31, 2002 ([EURO] in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	3,020	609	(343)	3,060	903	7,249	(395)	6,854
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(15)	369	(52)	(5)	(40)	257	0	257
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(64)	40	(15)	183	(798)	(654)	157	(497)
Operating (profit) loss from discontinued operations	0	0	0	0	(153)	(153)	0	(153)
Pretax gains from the sale of operating businesses and discontinued operations	0	0	0	(2,484)	(156)	(2,640)	0	(2,640)
Miscellaneous items	16	(57)	(11)	(59)	(1)	(112)	10	(102)
Income (loss) before financial income	2,957	961	(421)	695	(245)	3,947	(228)	3,719

	Year Ended December 31, 2001 ([EURO] in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	2,951	(5,281)	(514)	612	1,181	(1,051)	(267)	(1,318)
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	84	417	6	(4)	(38)	465	0	465
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(11)	135	12	(81)	(703)	(648)	133	(515)
Operating (profit) loss from discontinued operations	0	0	0	0	(186)	(186)	0	(186)
Pretax gains from the sale of operating businesses and discontinued operations	0	0	0	(292)	0	(292)	0	(292)
Miscellaneous items	273	(113)	19	(112)	(28)	39	0	39
Income (loss) before financial income	3,297	(4,842)	(477)	123	226	(1,673)	(134)	(1,807)

        "Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses" is the sum of interest cost, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses. Operating profit (loss) excludes these components of the net periodic pension and post-retirement benefit income (expense), since they are driven by financial factors and do not reflect the operating performance of the segments. The significant change compared with 2002 was primarily a result of reduced expected returns on plan assets mainly due to a reduction in the long-term return rate on plan assets.

        "Operating profit (loss) from affiliated and associated companies and financial income (loss) from related operating companies" includes the contributions to earnings from our operating investments, which we report as a component of financial income (loss), net, in the consolidated statements of income (loss). We allocate these contributions to the operating profit (loss) of the respective segments. In 2003, this resulted in a negative overall contribution to operating profit of [EURO]19 million. The decrease compared with the prior year was primarily a result of a negative contribution to earnings from our equity investment in Mitsubishi Motors Corporations and lower positive contributions from our equity investment in EADS.

        "Operating profit (loss) from discontinued operations" shows the operating profit of MTU Aero Engines, which we are reporting as discontinued operations in our consolidated statements of income (loss).

        "Pretax gains from the sale of operating businesses and discontinued operations" pertains to gains and losses from the sale of minority shareholdings held as operating investments which we allocate to the operating profit (loss) of the respective segments and show in the consolidated statements of income (loss) under "Financial income (loss), net". In 2003, we also allocated the pretax gain of [EURO]1.0 billion realized on the sale of our MTU Aero Engines business to this item.

        "Miscellaneous items" includes income and expenses which do not affect our operating business. The increase compared with the prior year was almost solely due to the settlement of a consolidated class-action case relating to the merger of Daimler-Benz and Chrysler. In this regard, we recognized a charge of $300 million (approximately [EURO]240 million adjusted for currency translation effects) in 2003. We have applicable insurance policies aggregating approximately [EURO]200 million, to which extent we are seeking reimbursement of the settlement payment. We will recognize any reimbursement as income in the period we receive it.

Overview of Business Segment Revenues and Operating Profit (Loss)

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

        The following table presents revenues and operating profit (loss) for each of our five business segments during the last three fiscal years.

DaimlerChrysler Group
Business Segment Revenues and Operating Profit (Loss)

	Year Ended December 31,
	2003		2002		2001
	([EURO] in millions)
	Revenues[1]	Operating Profit (Loss)	Revenues[1]	Operating Profit (Loss)	Revenues[1]	Operating Profit (Loss)
Mercedes Car Group	51,446	3,126	50,170	3,020	47,705	2,951
Chrysler Group	49,321	(506)	60,181	609	63,483	(5,281)
Commercial Vehicles	28,517	855	28,401	(343)	28,572	(514)
Services	14,037	1,240	15,699	3,060	16,851	612
Other Activities	440	1,285	508	903	2,020	1,181
Eliminations	(7,324)	(314)	(7,591)	(395)	(8,245)	(267)

Total	136,437	5,686	147,368	6,854	150,386	(1,318)

1
Revenues of the Other Activities segment for 2003 do not include the revenues from MTU Aero Engines. We included the revenues from MTU Aero Engines in the category discontinued operations in our consolidated statements of income (loss). Prior year amounts have been adjusted accordingly to exclude the revenues from MTU Aero Engines of the Other Activities segment. The operating profit of our Other Activities segment includes the operating result of MTU Aero Engines in all periods presented and, in 2003, also the gain from the sale of this business.

        In the following paragraphs, we describe the more significant acquisitions and dispositions that affected the year-to-year comparability of revenues and operating profit (loss) of our Commercial Vehicles, Services and Other Activities segments. You can find additional information about these transactions in "Item 4. Information on the Company" and in Note 4 to the Consolidated Financial Statements.

  Commercial Vehicles acquisition

        In March 2003, we purchased a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation (MFTBC) for [EURO]764 million in cash for which we account using the equity method of accounting.

        As a result of this transaction, our operating profit includes our 43% share of MFTBC's operating profit since the date of this acquisition.

  Services segment disposition

        In January 2002, we exercised our option to sell our 49.9% interest in T-Systems ITS to Deutsche Telekom AG for [EURO]4.7 billion. The sale closed in March 2002 and resulted in a gain of [EURO]2.5 billion that we included in our 2002 operating profit. Our 2002 operating profit also included our 49.9% share of the operating profit of T-Systems ITS through February 28, 2002.

  Other Activities segment acquisitions and dispositions

        On December 31, 2003, we sold MTU Aero Engines GmbH and its subsidiaries to the investment company Kohlberg, Kravis and Roberts & Co. Ltd. (KKR) for [EURO]1,450 million, consisting of [EURO]1,052 million in cash and net debt of [EURO]398 million being assumed. We further agreed to provide a vendor loan to KKR in the amount of [EURO]175 million, reducing our cash proceeds from the transaction to [EURO]877 million. The sale of MTU Aero Engines also triggered a compensation payment of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, which we paid in January 2004. This compensation payment released us from financial obligations, which we had undertaken in order to facilitate a pre-existing strategic alliance between MTU Aero Engines and Pratt & Whitney. As required by U.S. GAAP, we reclassified and are reporting the results of MTU Aero Engines and the gain on the sale of this business as discontinued operations in our consolidated statements of income (loss). We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation.

        As a result of this transaction, we recorded a gain of [EURO]1.0 billion in the operating profit of the Other Activities segment.

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

        As a result of these transactions, revenues and operating profit of our Other Activities segment include revenues and the entire operating profit of the TEMIC automotive electronics business only through March 31, 2001. For the period April 1, 2001 through March 31, 2002, the operating profit of this segment includes our 40% share of the operating profit of Conti Temic microelectronic GmbH.

        In October 2000, we acquired a 34% non-controlling equity interest in Mitsubishi Motors Corporation. In June 2001, we purchased AB Volvo's 3.3% equity interest in Mitsubishi Motors. As a result, our non-controlling equity interest in Mitsubishi Motors increased to 37.3%. We account for the non-controlling interest we hold in Mitsubishi Motors using the equity method of accounting. Rights offerings by Mitsubishi Motors in 2003 and 2002 reduced our equity interest to 37.0%.

        As a result of these transactions, our Other Activities segment includes our 34% share of Mitsubishi Motors' operating results through May 31, 2001 and our respective higher share of Mitsubishi Motors' operating results for the periods thereafter.

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

        The segment discussions on pages 63 to 68 describe in more detail the specific market factors which affected the operating results of our segments.

2003 Compared With 2002

        We computed the percentages in the following discussion using unrounded amounts and numbers. Some of these percentage expressions may, therefore, not reflect the precise relationships between the stated rounded amounts and numbers.

  DaimlerChrysler Group

        On December 31, 2003, we sold MTU Aero Engines. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines and the gain on the sale of this business as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation.

  Revenues

        Our revenues declined 7% from [EURO]147.4 billion in 2002 to [EURO]136.4 billion in 2003. The major driver for that decrease was currency translation effects. Since our reporting currency is the euro, we translate revenues that our subsidiaries derive in foreign currencies into euros which exposes us to translation risk. The currency translation effects accounted for [EURO]15 billion of revenue decline in 2003 and were primarily caused by the appreciation of the euro against the U.S. dollar. Following is a brief overview of revenues of our primary business segments.

        Mercedes Car Group revenues increased 3% to [EURO]51.4 billion due primarily to strong unit sales of the S-Class, E-Class and CLK-Class, partially offset by lower unit sales of A-Class, C-Class and M-Class vehicles.

        Chrysler Group revenues decreased 18% to [EURO]49.3 billion, primarily as a result of the appreciation of the euro against the U.S. dollar and higher sales incentives. In addition to reduced vehicle prices as a result of higher sales incentives, lower worldwide factory unit sales also contributed to lower revenues. Measured in U.S. dollars, the principal functional currency of the Chrysler Group, revenues decreased by 2%.

        Commercial Vehicles revenues of [EURO]28.5 billion increased only slightly from [EURO]28.4 billion in 2002, reflecting continued weak market conditions in Western Europe and South America. The slight increase in revenues in Western Europe was offset by lower revenues in North America caused by currency translation effects.

        Services revenues were [EURO]14.0 billion in 2003, an 11% decline compared to [EURO]15.7 billion in 2002. The decrease in revenues mainly resulted from the appreciation of the euro against the U.S. dollar and lower aggregate operating lease transactions as increased customer financing incentives in the United States resulted in a migration of customer preference from operating leases to sales finance transactions.

  Cost of Sales

        In 2003, cost of sales were [EURO]109.9 billion compared to [EURO]119.6 billion in 2002, an 8% decrease. The decrease in cost of sales was primarily due to the appreciation of the euro against the U.S. dollar. In addition, more favorable refinancing conditions and, in the aggregate, lower impairment charges on equipment on operating leases and risk provisions for finance lease receivables in the Services segment contributed to that decrease. As cost of sales decreased more than revenues, our gross margin improved to 19.4% in 2003 compared to 18.8% in 2002. In addition, we experienced lower costs for raw material and manufacturing supplies, especially in the Chrysler Group segment, however, these savings were almost offset by higher net periodic pension and post-retirement benefit costs.

        In 2003, we recorded impairment charges of [EURO]0.1 billion relating to property, plant and equipment of the Mercedes Car Group production facility in Juiz de Fora, Brazil. This charge reflects the excess of the carrying amounts of those assets over their fair market value. Cost of sales in 2002 also included charges of [EURO]0.5 billion relating to restructuring measures and impairment charges on long-lived assets within the Commercial Vehicles segment.

  Selling expenses

        Selling expenses were [EURO]11.8 billion in 2003 compared to [EURO]12.0 billion in 2002, a 2% decrease. Selling expenses as a percentage of revenues were 8.6% in 2003 compared to 8.1% in 2002. The decrease in selling expenses was mainly the result of the translation effect caused by the appreciation of the euro against the U.S. dollar.

  General administrative expenses

        General administrative expenses of [EURO]5.4 billion remained virtually flat on the prior year level. General administrative expenses as a percentage of revenues were 3.9% in 2003 and 3.6% in 2002, reflecting the limited variability of these expenses. Slightly higher personnel expenses, primarily caused by higher net periodic pension and post-retirement benefit costs, resulted in a moderate increase of general administrative expenses. Currency translation effects, mainly as a result of the appreciation of the euro against the U.S. dollar, almost entirely offset this increase.

  Other expenses

        Other expenses were [EURO]0.7 billion in 2003 and [EURO]0.8 billion in 2002. The 2003 amount includes a charge of [EURO]0.2 billion, adjusted for currency translation effects, that we incurred to settle a class action lawsuit relating to the merger of Daimler-Benz AG and Chrysler in 1998. In 2002, other expenses included charges of [EURO]0.2 billion resulting from losses on the sale of a significant portion of our capital services portfolio. The 2002 amount also includes impairment charges related to other portions of our capital services portfolio held for sale.

  Research and development

        Research and development funded by us amounted to [EURO]5.6 billion in 2003 compared to [EURO]5.9 billion in 2002. The 6% decrease in research and development expense was mainly attributable to the appreciation of the euro against the U.S. dollar, partially offset by higher development costs for new or updated Mercedes-Benz passenger car and smart models.

  Other income

        Other income was [EURO]0.7 billion in 2003 and [EURO]0.8 billion in 2002. Other income includes primarily gains from the sale of property, plant and equipment (2003: [EURO]58 million, 2002: [EURO]48 million), rental income, other than relating to financial services leasing activities (2003: [EURO]110 million, 2002: [EURO]197 million), and employee vehicle leasing programs at the Chrysler Group (2003: [EURO]71 million, 2002: [EURO]81 million).

  Turnaround plan expenses — Chrysler Group

        As a result of the Chrysler Group turnaround plan, which was initiated in 2001, we recorded restructuring charges of [EURO]0.5 billion in 2003 and [EURO]0.7 billion in 2002. The additional charges in 2003 as well as the charges incurred in 2002 related to costs associated with the idling, closing or disposal of several manufacturing facilities, ongoing workforce reduction measures, and revisions of prior estimates based on current information or actual settlements. The charges appear as a separate line item in the consolidated statement of income (loss). Otherwise, we would have reported [EURO]462 million (2002: [EURO]680 million) of these costs in cost of sales and [EURO]7 million (2002: [EURO]14 million) in selling, administrative and other expenses.

  Financial income (loss), net

        After achieving net financial income in 2002 of [EURO]2.2 billion, we recorded a net financial loss of [EURO]2.8 billion in 2003. Financial income (loss), net, is comprised of "Income (loss) from investments, net," "Interest income (expense), net" and "Other financial income (loss), net."

        Income (loss) from investments, net. In 2003, we recorded a net loss from investments totaling [EURO]2.5 billion while we posted net income from investments of [EURO]2.6 billion in 2002. The net loss in 2003 was primarily the result of the [EURO]2.0 billion impairment on our investment in EADS which we recognized in the third quarter of 2003 when we determined that the decline in the stock price of EADS shares was other-than-temporary. In addition, higher losses from the equity method investment in Mitsubishi Motors Corporation and lower gains from the equity method investment in EADS contributed to the overall loss from investments in 2003. In 2002, we also recognized gains from sales of our interest in T-Systems ITS ([EURO]2.5 billion) and Conti Temic microelectronic ([EURO]0.1 billion) which significantly affected the 2002 amount.

        Interest expense (net). In 2003 and 2002 we recorded net interest expense of [EURO]0.4 billion and [EURO]0.3 billion, respectively.

        Other financial income (loss), net. In 2003, other financial income largely offset other financial loss, while we recorded other net financial expense of [EURO]0.1 billion in 2002. Other financial income (loss), net, in 2002 included a foreign currency exchange loss of [EURO]0.1 billion in 2002 relating to the depreciation of the Argentine peso in relation to the U.S. dollar, and a gain of [EURO]0.1 billion from the sale of securities.

  Income taxes

        In 2003, we recorded income tax expense of [EURO]1.0 billion compared to income tax expense of [EURO]1.1 billion in 2002. We computed income tax expense in 2003 based on pre-tax income of [EURO]0.6 billion and in 2002 based on pre-tax income of [EURO]5.9 billion. Our effective tax rate was significantly higher compared to 2002, primarily due to the non-tax deductible write-down of [EURO]2.0 billion of our equity investment in EADS combined with lower pretax income in 2003 and tax-free gains on the sale of our remaining equity interests in T-Systems ITS and Conti Temic microelectronic in 2002. In 2003, non-tax deductible losses from our equity method investments had an additional negative impact on our income tax rate. The income tax expense of [EURO]1.0 billion in 2003 reflects a tax benefit and related interest of [EURO]0.6 billion in connection with agreements reached with the tax authorities in the U.S. on tax matters attributable to years 1986 to 1998. This tax benefit was partially offset by a tax expense and related interest of [EURO]0.3 billion, which mainly represents the accrual of tax costs associated with current year developments in the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998. Please refer to Note 9 to our Consolidated Financial Statements for additional information.

  Net income (loss) from continuing operations

        Net loss from continuing operations was [EURO]0.4 billion in 2003 compared to net income from continuing operations of [EURO]4.8 billion in 2002. Basic and diluted loss per ordinary share from continuing operations was [EURO]0.41 in 2003, compared to basic and diluted earnings per share of [EURO]4.76 and [EURO]4.74 in 2002.

  Income (loss) from discontinued operations

        On December 31, 2003, we sold MTU Aero Engines. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines and the gain on the sale of that business as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation requirement. Accordingly, we reclassified net income of [EURO]14 million in 2003 and net income of [EURO]82 million in 2002. As a result of the sale of MTU Aero Engines, we realized an after-tax profit of [EURO]0.9 billion in 2003, which is reflected in the December 31, 2003 consolidated statement of income (loss) as "Income on disposal of discontinued operations." Basic and diluted earnings per share from discontinued operations, including the gain on the disposal of MTU Aero Engines in 2003, were [EURO]0.88 in 2003 and [EURO]0.08 in 2002.

  Cumulative effects of changes in accounting principles

        Variable Interest Entities: Adoption of FIN 46R — As of December 31, 2003, we adopted the regulations of FIN 46R for the consolidation of special purpose entities, for which we are the primary beneficiary. The cumulative effect of adopting FIN 46R was a charge, net of taxes, of [EURO]30 million in 2003 ([EURO]0.03 per share).

        Goodwill and Other Intangible Assets: Adoption of SFAS 142 — We adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 was [EURO]159 million ([EURO]0.16 per share), which represents our proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS.

  Net income (loss)

        Net income was [EURO]0.4 billion in 2003 compared to [EURO]4.7 billion in 2002. Basic and diluted earnings per ordinary share were [EURO]0.44 in 2003, while in 2002 the basic and diluted earnings per ordinary share were [EURO]4.68 and [EURO]4.67.

        The significant change in net income was primarily attributable to three major effects. The after-tax gain from the sale of MTU Aero Engines ([EURO]0.9 billion) and the non-tax deductible impairment charge on EADS ([EURO]2.0 billion) in 2003 as well as the after-tax gains on the sales transactions involving T-Systems ITS ([EURO]2.5 billion) and Conti Temic microelectronic ([EURO]0.1 billion) in 2002. Taken together, these effects accounted for [EURO]3.7 billion of the [EURO]4.3 billion decline in net income from 2002 to 2003, and for a decline of [EURO]3.68 and [EURO]3.66 of basic and diluted earnings per share, respectively.

  Consolidated Operating Profit (Loss)

        In 2003, our operating profit was [EURO]5.7 billion compared to [EURO]6.9 billion in the previous year.

        The results of both years were significantly affected by charges for restructuring activities, impairments recognized on fixed assets, and gains realized on the sale of investments. In 2003, Chrysler Group's operating profit was impacted by additional restructuring charges of [EURO]0.5 billion, while the corresponding amount in the prior year was [EURO]0.7 billion. The operating profit of the prior year was also affected by restructuring charges of [EURO]0.3 billion at the Commercial Vehicles segment and by impairments on fixed assets of [EURO]0.5 billion relating to the Commercial Vehicles segment ([EURO]0.2 billion) and the Services segment ([EURO]0.3 billion). In 2002, the Services segment incurred additional costs of [EURO]0.1 billion as a result of the decision of the Argentine government to reform its financial system and monetary policy. The sale of MTU Aero Engines had a positive pretax effect of [EURO]1.0 billion on the operating profit in 2003. In the prior year, our operating profit included gains totaling [EURO]2.7 billion from the sale of our investments in T-Systems ITS ([EURO]2.5 billion) and Conti Temic microelectronic ([EURO]0.2 billion).

        Excluding the above income and expense items, our operating profit decreased compared to the prior year, primarily due to the performance of the Chrysler Group. The main reasons for the decline in Chrysler Group's operating profit were lower vehicle shipments and increased sales incentives as a result of the continuation of extremely tough competition in the U.S. market. Additional factors with a negative effect on the Group's operating profit were the negative contribution to earnings from Mitsubishi Motors Corporation and lower earnings from EADS.

        In contrast, the Mercedes Car Group, Commercial Vehicles and Services segments were able to increase their operating profit compared with the prior year. Mercedes Car Group surpassed the high level of earnings it achieved in the prior year, due in particular to an improved model mix with the full availability of the new E-Class and the CLK coupe, and continuing strong sales of the S-Class and the SL-Class. The significant improvement in earnings achieved by Commercial Vehicles was mostly the result of consistent and successful implementation of efficiency-improvement programs in all businesses. The higher earnings of the Services segment resulted not only from, in the aggregate, lower impairment charges on equipment on operating leases and reduced risk provisions for finance lease receivables, but also from the favorable development of refinancing conditions in its major markets.

        The table on page 57 shows the business segment contributions to Group operating profit. The segment discussions on pages 63 to 68 describe in more detail the specific market factors which affected the operating results of the segments.

  Segment Discussions

  Mercedes Car Group

        Revenues of our Mercedes Car Group segment increased 3% from [EURO]50.2 billion in 2002 to [EURO]51.4 billion in 2003.

        Total unit sales of the Mercedes Car Group segment declined from 1,232,300 in 2002 to 1,216,900 in 2003. Unit sales of Mercedes-Benz vehicles decreased from 1,110,000 in 2002 to 1,092,200 in 2003 while smart reported a 2% increase in unit sales to 124,700 from 122,300 in 2002.

        The increase in total segment revenues resulted primarily from the full availability of the E-Class sedan and the CLK coupe and from the successful market introduction of the new E-Class station wagon in 2003. Continued strong performance of our S-Class family, particularly the SL-Class, and increased customer preference for better equipped, higher priced vehicles in the S-Class and E-Class categories also supported the increase. These positive effects on revenues were partially offset by lifecycle based declines in unit sales of the A-Class, C-Class and M-Class, due in part to anticipated model changes.

        At [EURO]16.9 billion, 2003 revenues in Germany were 1% lower than in 2002. Unit sales fell 6% in an overall declining German market. Germany continues to be the most important market for our Mercedes Car Group segment with 2003 unit sales of 390,100. These sales represented 32% of the segment's worldwide unit sales compared to 34% in 2002. In the other Western European countries, Mercedes Car Group revenues rose 5% to [EURO]14.7 billion while unit sales were 1% higher, reaching 422,800 units. The disproportionate changes in revenues relative to unit sales in Germany and the rest of Western Europe is predominantly the result of a shift in the model mix towards higher priced vehicles.

        In the United States, revenues decreased by [EURO]0.3 billion or 3% to [EURO]11.0 billion, while unit sales increased 2% to 218,400. The decrease in revenues was mainly due to the appreciation of the euro against the U.S. dollar which resulted in lower revenue numbers after we translated U.S. dollar revenues into euros. At [EURO]2.4 billion, revenues in Japan reached the level of the previous year while unit sales decreased 3% to 45,800. In Asia (excluding Japan), revenues increased 20% to [EURO]2.7 billion while unit sales of 50,200 represented a 7% increase over the 2002 unit sales of 47,000. The disproportionately more positive development of revenues in both geographic markets was primarily the result of a favorable shift in the model mix towards higher priced vehicles.

        In 2003, our Mercedes Car Group segment recorded an operating profit of [EURO]3.1 billion, 3.5% more than in the previous year. As higher priced Mercedes-Benz vehicles made up a larger percentage of units sold, the resulting increase in revenues more than compensated for the negative effects of lower overall unit sales of Mercedes-Benz vehicles and higher pre-production costs. The successful introduction in 2003 of the E-Class station wagon and the CLK convertible, coupled with continued strong sales performance of the E-Class sedan, the CLK coupe and the S-Class family were primarily responsible for this result. In addition to the new models introduced in 2003, the higher pre-production costs related mainly to several new or updated future Mercedes-Benz passenger cars, including the successor model of the SLK, the successors of our A-Class, M-Class and S-Class, the facelifted version of the C-Class, the new E-Class coupe CLS and the new cross-over model GST. The operating loss from the smart was about the same as in 2002. The loss in 2003 was in part attributable to higher pre-production costs for smart vehicles, primarily the smart forfour, which were only partially offset by the positive earnings effects arising from the successful introduction of the smart roadster models.

        The 2003 operating profit of the Mercedes Car Group segment also includes an impairment charge of [EURO]0.1 billion related to the recoverability of carrying values of property, plant and equipment of our production facility in Brazil and a pre-tax gain of [EURO]0.1 billion resulting from the sale of our 50% interest in the joint venture CTS Fahrzeug-Dachsysteme GmbH. The impairment charge was the result of the planned discontinuation of the assembly of C-Class and A-Class vehicles. Beginning in 2006, we plan to produce a new smart SUV in this facility.

  Chrysler Group

        The Chrysler Group reported revenues of [EURO]49.3 billion compared with revenues of [EURO]60.2 billion for 2002. This decrease in revenues is primarily the result of the appreciation of the euro against the U.S. dollar, higher sales incentives and lower worldwide factory unit sales. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 2% lower than in 2002.

        In 2003, the Chrysler Group sold 2.64 million units, 7% fewer than in the year before. The impact of the decrease in unit sales was partially offset by an increase in average revenue per unit sold. Worldwide factory unit sales decreased as a result of lower dealer orders in 2003 and the shutdown of the Brampton plant for model changeover to the new Chrysler 300 series and Dodge Magnum vehicles. U.S. dealer inventory levels were substantially unchanged at 521,000 units at December 31, 2003 compared to 517,000 units at December 31, 2002. In the NAFTA region, total sales decreased 7% to 2,457,800 units. Unit sales outside the NAFTA region increased 5% to 180,100 in 2003. In 2003, the Chrysler Group launched the all-new Chrysler Pacifica, Chrysler Crossfire and Dodge Durango.

        In 2003, the Chrysler Group had an operating loss of [EURO]0.5 billion compared with an operating profit of [EURO]0.6 billion in 2002. The 2003 operating results included restructuring charges of [EURO]0.5 billion while the 2002 operating results reflected restructuring charges of [EURO]0.7 billion, each relating to actions taken under the turnaround plan described below. The 2003 decline in profitability was primarily the result of lower vehicle shipments and higher sales incentives reflecting the continued intense competitive pressures in the North American market. Higher sales incentives were only partially offset by increased vehicle pricing. Increased sales incentives resulted not only in reduced profit margins from vehicle shipments, but also contributed to increased marketing expense provisions for dealer inventories and declining residual values relating to fleet sales with guaranteed minimum resale values. The 2003 decline in profitability was partially offset by net cost improvements from material price reductions and productivity.

        In 2003, Chrysler Group and Services agreed to adjust rates charged on consumer financing programs and lease residual value risk sharing arrangements due to increasingly competitive financing options. These adjustments reduced the operating loss by [EURO]0.2 billion at the Chrysler Group.

        The Chrysler Group continued to make progress in 2003 with respect to the key initiatives announced in February 2001 as part of a turnaround plan designed to improve its operating and financial performance. Key initiatives over the three year period, 2001 through 2003, included a) supplier cost reductions for materials and services, b) revenue initiatives through new performance-based dealer incentive programs and programs highlighting product quality, c) workforce reductions and d) increased manufacturing efficiencies. Revenue improvements from the turnaround plan have been less than anticipated. However, the Chrysler Group has overachieved savings through its successful cost reduction programs to partially offset the negative impact on revenue resulting from the intensely competitive North American market.

        As a result of the turnaround plan, the Chrysler Group recorded restructuring charges of [EURO]0.5 billion in 2003 and [EURO]0.7 billion in 2002. The restructuring charges recognized in 2003 and 2002 were primarily for costs associated with the idling, closing or disposal of manufacturing facilities and workforce reduction measures. The Chrysler Group expects cash payments of [EURO]0.2 billion in 2004 for previously recorded charges. The Chrysler Group may recognize charges in 2004 relating to the divestiture or closure of selected operations.

        For a further discussion of the Chrysler Group's turnaround plan, see "Notes to Consolidated Financial Statements — Turnaround Plan for the Chrysler Group" in "Item 18. Financial Statements."

        In September 2003, DaimlerChrysler Corporation and the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) agreed on terms for a four-year collective bargaining agreement that covers more than 58,000 hourly and salaried workers in the United States which provides that each eligible employee will receive increased compensation over the term of the agreement. The agreement also provides for increases in pension benefit rates, and changes in certain health care, supplemental unemployment and other benefits. The agreement allows DaimlerChrysler Corporation to close or sell several specified facilities as an exception to a general limitation on its ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit. It also provides flexibility in establishing job assignments and work rules in order to increase productivity in plants. For a further discussion of DaimlerChrysler Corporation's agreement with the UAW, see "Employees and Labor Relations" in "Item 6. Directors, Senior Management and Employees".

        The Chrysler Group's sales are principally in the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 18.6 million units in 2003, compared with 18.9 million units in 2002, a decrease of 2%. Retail industry sales would likely have decreased further were it not for extensive sales incentives, such as discounted financing and lease rates, and consumer cash rebates.

        The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2003 and 2002 are set forth below:

	Year Ended December 31,
	2003	2002	Increase/ (Decrease)
U.S. Retail Market[1]
Car sales	456,676	527,056	(70,380)
Car market share	6.1%	6.6%	(0.5%	)
Truck sales (including minivans)	1,670,775	1,678,390	(7,615)
Truck market share	17.6%	18.4%	(0.8%	)
Combined car and truck sales	2,127,451	2,205,446	(77,995)
Combined car and truck market share	12.5%	12.9%	(0.4%	)
U.S. and Canada Retail Market[1]
Combined car and truck sales	2,340,386	2,452,223	(111,837)
Combined car and truck market share	12.6%	13.0%	(0.4%	)

1
All retail sales and market share data include fleet sales.

        Retail sales of cars for the Chrysler Group in the U.S. market for 2003 decreased 13% compared to 2002 while the total car market in the U.S. decreased by 7% compared to 2002. Retail sales of trucks for the Chrysler Group in the U.S. market for 2003 were approximately the same as in 2002 while the total truck market in the U.S. increased by 4% compared to 2002. The decrease in retail sales and related market share is a result of increased competition in all market segments. While competition in the Chrysler Group's primary markets is expected to remain intense, management believes the Chrysler Group's market and financial performance will improve as a result of the introduction of new products in 2004 and future years as well as improving economic conditions, primarily in the U.S.

  Commercial Vehicles

        Despite weak market conditions in our core markets Western Europe and North America in 2003, our Commercial Vehicles segment was able to achieve total revenues of [EURO]28.5 billion, about the same as in the previous year. Unit sales were 501,000 compared to 485,400 in 2002, a 3% increase. This growth reflects a 9% rise in truck unit sales from 214,000 units to 232,400 units, and a 12% increase in bus unit sales from 25,300 units to 28,300 units, partially offset by a 2% decline in van unit sales from 246,100 units to 240,300 units.

        In Germany, revenues increased 2% from [EURO]6.8 billion in 2002 to [EURO]6.9 billion in 2003. Unit sales decreased 2% to 101,700 vehicles. Truck unit sales grew 2% and bus unit sales were 17% higher while van unit sales in Germany decreased by 4%. In the rest of Western Europe (excluding Germany), revenues increased by 1% to [EURO]7.0 billion in 2003 while overall unit sales in Western Europe (excluding Germany) declined 9% to 147,800 units.

        In the NAFTA region, revenues of the Commercial Vehicles segment decreased 7% to [EURO]9.3 billion in 2003, due to the appreciation of the euro against the U.S. dollar, while unit sales climbed 14% to 134,200 units. Our Commercial Vehicles segment derives a substantial portion of its revenues in currencies other than the euro which exposes it to currency translation risk. The appreciation of the euro against the U.S. dollar led to lower revenues after translating U.S. dollar denominated revenues into euros. Measured in U.S. dollars, revenues increased due to overall higher unit sales. In the United States, unit sales improved 15%, primarily as a result of higher sales of vans and Class 6/7 trucks. We achieved this positive result despite a number of potentially adverse factors. These included slower than expected economic growth at the beginning of the year, high energy prices throughout the year, and higher unemployment rates. In addition, customers had accelerated truck purchases from 2003 into 2002 due to new emission requirements that became effective on October 1, 2002.

        Despite continuing difficult economic conditions in our main South American markets Argentina and Brazil, we were able to increase sales in South America by 9% to 40,200 units in 2003 from 37,000 units in 2002. Due in large part to currency translation effects, our revenues from sales in this region decreased 3% to [EURO]1.1 billion in 2003.

        In 2003, our Commercial Vehicles segment reported an operating profit of [EURO]0.9 billion compared to an operating loss of [EURO]0.3 billion in 2002. The 2002 result included impairment and restructuring charges totaling [EURO]0.5 billion as follows: As a result of our long-term product and production strategy, we wrote off manufacturing and tooling equipment which led to an impairment charge of [EURO]0.2 billion. Due to continued weak demand for commercial vehicles worldwide, we reduced our workforce resulting in charges totaling [EURO]0.2 billion. We recognized restructuring charges of [EURO]0.1 billion in connection with the discontinuation of the wire harness production at one of our German plants.

        Excluding these impairment and restructuring charges, our operating results improved significantly due to the consistent and successful implementation of our efficiency programs in all our commercial vehicle businesses. In the fall of 2003, Freightliner/Sterling/Thomas Built Buses successfully completed its turnaround plan, one year ahead of the original schedule. Our operating results also improved as a result of the successful market launch of the new Mercedes-Benz Actros, increased unit sales of Freightliner trucks and buses in the NAFTA markets which resulted in market share gains, increased unit sales of buses in Western Europe that also resulted in market share gains, and the positive business development at Mitsubishi Fuso Truck & Bus Corporation (MFTBC). Our 43%-share in MFTBC's results is included in the Commercial Vehicles segment's operating profit since April 2003.

        All businesses of this segment contributed positive results to operating profit. Contrary to this positive development, the appreciation of the euro against the U.S. dollar burdened our operating profit in euro since improved operating results denominated in U.S. dollars translated into lower operating results measured in euro.

  Services

        Revenues of our Services segment declined from [EURO]15.7 billion in 2002 to [EURO]14.0 billion in 2003. This decline was predominantly the result of currency translation effects, primarily the appreciation of the euro against the U.S. dollar. The continued migration of customer preference from operating leases to sales finance transactions also contributed to this decline.

        Activities of our Services segment in the NAFTA region contributed [EURO]7.9 billion or 56% of total revenues in 2003, a 21% decrease compared to 2002. This decrease in the contribution rate was primarily due to the adverse currency translation effects caused by the appreciation of the euro against the U.S. dollar, but also reflected the current preference of U.S. customers for sales financing transactions over operating leases.

        Revenues generated in Germany were [EURO]3.8 billion or 27% of total revenues in 2003 compared to [EURO]3.5 billion or 22% of total revenues in 2002. Revenues derived from service activities in the European Union (excluding Germany) amounted to [EURO]1.7 billion or 12% of total revenues in 2003 compared to [EURO]1.6 billion or 10% in 2002.

        In 2003, our Services segment processed new leasing and finance contracts with a total value of [EURO]47.5 billion compared to [EURO]51.8 billion in 2002. Substantially all of this 8% decline in value is the result of negative currency translation effects. At December 31, 2003, our Services segment managed a portfolio of leasing and finance contracts of [EURO]98.2 billion, 10% less than the portfolio of [EURO]109.3 billion managed at December 31, 2002. Excluding foreign currency translation effects, the portfolio volume in 2003 was 2% above last year's level.

        Operating profit of our Services segment decreased to [EURO]1.2 billion in 2003 from [EURO]3.1 billion in 2002. The substantial decrease in operating profit was attributable to a significant [EURO]2.5 billion gain in 2002 from the sale of our 49.9% equity interest in T-Systems ITS to Deutsche Telekom, which was only partially offset by impairment charges of [EURO]0.3 billion that arose from the sale of a significant portion of our capital services portfolio and anticipated losses on expected sales of other portions of our capital services portfolio. The [EURO]0.3 billion impairment charge includes actual and expected losses on the recoverability of lease receivables and assets under operating leases. The 2002 result also included a [EURO]0.1 billion charge to recognize the further impairment of our ability to recover the carrying value of assets affected by the depreciation of the Argentine peso following the decision of the Argentine government to reform its financial system and monetary policy. Excluding these factors, a year-to-year comparison of this segment's operating profit shows a significant improvement. In 2003, favorable refinancing conditions resulting from continued low interest rates in our main markets, had a positive influence on operating profit. In addition, we further optimized our risk management system in the automotive leasing and sales financing business. This resulted in aggregate lower impairment charges related to equipment on operating leases and risk provisions on finance lease receivables in 2003 compared to 2002. These positive effects were partially absorbed by a [EURO]0.2 billion loss arising from our participation in the development of an electronic toll collection system for commercial vehicles above 12t GVW using German highways. In addition, Services and the Chrysler Group agreed to adjusted rates charged on subsidized financing programs due to increasingly competitive financing options as well as an adjustment of risk sharing related to existing lease residual provisions which reduced operating profit by [EURO]0.2 billion at the Services segment in 2003.

  Other Activities

        On December 31, 2003, as part of our ongoing strategy to focus on our core automotive business, we sold MTU Aero Engines GmbH and its subsidiaries which resulted in a pre-tax gain of [EURO]1.0 billion. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines and the gain on the sale of this business as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation.

        Revenues reported in our Other Activities segment originated primarily from the MTU Aero Engines business and are now presented separately as "discontinued operations." The remaining revenues in our Other Activities segment relate to continuing operations which mostly relate to our real estate business. Revenues from our ongoing businesses were [EURO]0.4 billion in 2003 compared to [EURO]0.5 billion in 2002. Revenues generated by MTU Aero Engines amounted to [EURO]1.9 billion in 2003 and [EURO]2.2 billion in 2002.

        The operating results of this segment include our share in the operating results of our equity method investees EADS and Mitsubishi Motors Corporation. In addition, the segment includes our real estate and corporate research activities, our holding and finance companies and, through December 31, 2003, the operating result of MTU Aero Engines.

        In 2003, our Other Activities segment recorded an operating profit of [EURO]1.3 billion compared to [EURO]0.9 billion in 2002. The 2003 result includes a pre-tax gain of [EURO]1.0 billion from the sale of MTU Aero Engines, and in 2002 a pre-tax gain of [EURO]0.2 billion resulting from the disposal of our 40% interest in Conti Temic microelectronic. The sale of MTU Aero Engines also triggered a compensation payment of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, which we paid in January 2004. This compensation payment released us from financial obligations, which we had undertaken in order to facilitate a pre-existing strategic alliance between MTU Aero Engines and Pratt & Whitney. The expense of this obligation was netted against the 2003 gain on the disposal of MTU Aero Engines.

        Excluding gains from the sale of businesses in both 2003 and 2002, our Other Activities segment achieved a significantly lower operating profit in 2003 compared to 2002. This was due in part to our share in the operating loss of Mitsubishi Motors, that was primarily attributable to lower revenues of the Mitsubishi Motors Group in North America and increased provisions for credit risks and residual-value risks in its U.S. financial services business. In addition, EADS's operating profit contribution did not reach the level of the prior year. The general weakness of the airline business, increased development costs for the Airbus A380 program and a goodwill impairment charge at EADS relating to its space division were the primary reasons for EADS's lower 2003 operating result. The [EURO]2.0 billion impairment charge we recorded in the third quarter of 2003 after concluding that the decline in EADS's stock price was other-than-temporary, did not affect our operating profit. To a lesser degree, lower operating profit of MTU Aero Engines compared to the prior year also contributed to the decrease of operating profit of the Other Activities segment. The decline in MTU Aero Engines' operating profit was mainly due to the weakness in the airline industry, the depreciation of the U.S. dollar, higher development costs and restructuring expenses.

2002 Compared With 2001

        On December 31, 2003, we sold MTU Aero Engines. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation.

  DaimlerChrysler Group

  Revenues

        Our revenues declined 2% from [EURO]150.4 billion in 2001 to [EURO]147.4 billion in 2002. Our 2001 revenues included revenues of [EURO]1.4 billion generated by Adtranz and the TEMIC automotive electronics business prior to the dispositions of Adtranz and a 60% controlling interest in TEMIC which were not repeated in 2002. Currency translation effects were another reason for the decline in 2002. Since our reporting currency is the euro, we have to translate revenues our subsidiaries derive in foreign currencies into euros which exposes us to translation risk. The currency translation effects on 2002 revenues were mainly caused by the appreciation of the euro against the U.S. dollar, which accounted for a [EURO]4.4 billion revenue decline. Higher revenues in the Mercedes Car Group partially offset these negative effects.

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

        Other Activities revenues from continuing operations decreased from [EURO]2.0 billion to [EURO]0.5 billion. Revenues for 2001 included revenues of [EURO]1.4 billion generated by Adtranz and TEMIC prior to the dispositions of Adtranz and a 60% controlling interest in TEMIC which were not repeated in 2002.

  Cost of Sales

        In 2002, cost of sales amounted to [EURO]119.6 billion compared to [EURO]126.2 billion in 2001, a 5% decrease. The decrease in cost of sales was mainly due to the appreciation of the euro against the U.S. dollar and cost reductions and other actions realized as part of the turnaround plan at Chrysler Group. Cost reductions and lower customer satisfaction costs at Chrysler Group were the primary driver of the increase in gross margin from [EURO]24.1 billion (16.1%) in 2001 to [EURO]27.7 billion (18.8%) in 2002. Cost of sales in 2002 included charges of [EURO]0.5 billion relating to restructuring measures and impairment charges on long-lived assets within the Commercial Vehicles segment. Due to declining resale prices of used passenger cars in North America, in 2002 we also recorded [EURO]0.3 billion of impairment charges for the recoverability of the carrying values of leased vehicles. In 2001, cost of sales included charges totaling [EURO]0.5 billion in respect of Freightliner's turnaround plan initiated in 2001 and costs associated with unforeseen market developments as well as to the decision of the Argentine government to reform its financial system and monetary policy.

  Selling expenses

        Selling expenses were [EURO]12.0 billion in 2002 compared to [EURO]11.8 billion in 2001, a 2% increase. Selling expenses as a percentage of revenues were 8.1% in 2002 compared to 7.8% in 2001. The increase in selling expenses was mainly the result of higher promotion expenses in connection with newly launched vehicles at the Mercedes Car Group and Commercial Vehicles segments. This increase was partially offset by lower selling expense at the Chrysler Group due to ongoing cost reduction efforts.

  General administrative expenses

        General administrative expenses declined 3% from [EURO]5.5 billion in 2001 to [EURO]5.3 billion in 2002. General administrative expenses as a percentage of revenues were 3.6% in 2002 and 3.7% in 2001. The decrease in general administrative expenses was mainly the result of cost reduction measures.

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

  Research and development

        Research and development funded by us amounted to [EURO]5.9 billion in 2002 compared to [EURO]5.8 billion in 2001. The increase in research and development expense was mainly attributable to higher pre-production costs for new or updated Mercedes-Benz passenger car and smart models.

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

  Turnaround plan expenses — Chrysler Group

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

  Income taxes

        In 2002, we recorded income tax expense of [EURO]1.1 billion compared to an income tax benefit of [EURO]0.8 billion in 2001. We computed income tax expense in 2002 based on pre-tax income of [EURO]5.9 billion. The income tax benefit in 2001 resulted from a pre-tax loss of [EURO]1.7 billion. Accordingly, our effective tax rate decreased from 51.3% in 2001 to 18.8% in 2002. The lower tax rate in 2002 compared to 2001 was primarily due to the tax-free gains on the sale of our interests in T-Systems ITS and Conti Temic microelectronic. The higher tax rate in 2001 was the result of the pre-tax loss reported in 2001 offset by the tax-free gains realized from the sale of our remaining interest in debitel, the sale of a 60% controlling interest in TEMIC and the sale of our Adtranz rail systems business. Due to the pre-tax loss reported in 2001, the tax-free gains had the effect of increasing the tax rate.

  Net income (loss) from continuing operations

        Net income from continuing operations was [EURO]4.8 billion in 2002 compared to a net loss from continuing operations of [EURO]0.8 billion in 2001. Basic and diluted earnings per ordinary share from continuing operations were [EURO]4.76 and [EURO]4.74 in 2002, compared to basic and diluted loss per share of [EURO]0.76 and [EURO]0.76 in 2001.

  Income (loss) from discontinued operations

        On December 31, 2003, we sold MTU Aero Engines. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation. Accordingly, we reclassified net income of [EURO]0.1 billion as discontinued operations in both years. Basic and diluted earnings per share from discontinued operations were [EURO]0.08 in 2002 and [EURO]0.10 in 2001.

  Cumulative effects of changes in accounting principles

        In accordance with U.S. GAAP, amortization of goodwill no longer affects net income (loss). Instead goodwill is tested for impairment at least annually. In connection with the transitional impairment evaluation, as required by SFAS 142, we recorded an impairment charge of [EURO]0.2 billion in 2002 which related solely to companies for which we account using the equity method, primarily EADS. The impairment charge represents our proportionate share of our equity method investees' transitional goodwill impairment charge resulting from the adoption of SFAS 142.

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

        In 2002, operating profit included a gain of [EURO]2.5 billion from the sale of our interest in T-Systems ITS and a gain of [EURO]0.2 billion from the sale of our interest in Conti Temic microelectronic. In connection with the sale of a significant portion of our capital services portfolio and anticipated losses on other capital services portfolios held for sale, we recorded a charge of [EURO]0.3 billion. This amount included actual and expected losses on the recoverability of lease receivables and assets under operating leases.

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

        In addition to the aforementioned gains and losses included in operating profit in 2002 and 2001, improved operating results at Chrysler Group, which were mainly due to cost reduction measures and other actions taken as part of the turnaround plan, predominantly contributed to the increase in our operating profit in 2002. The other segments also increased their operating results. The table on page 57 shows the business segment contributions to Group operating profit. The segment discussions on pages 72 to 77 describe in more detail the specific market factors which affected the operating results of the segments.

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

        For a further discussion of the Chrysler Group's turnaround plan, see "Description of Business Segments — Chrysler Group" in "Item 4. Information on the Company."

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

        The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2002 and 2001 are set forth below:

	Year Ended December 31,
	2002	2001	Increase/ (Decrease)
U.S. Retail Market[1]
Car sales	527,056	558,017	(30,961)
Car market share	6.6%	6.6%	—
Truck sales (including minivans)	1,678,390	1,715,191	(36,801)
Truck market share	18.4%	19.0%	(0.6% )
Combined car and truck sales	2,205,446	2,273,208	(67,762)
Combined car and truck market share	12.9%	13.0%	(0.1% )
U.S. and Canada Retail Market[1]
Combined car and truck sales	2,452,223	2,518,760	(66,537)
Combined car and truck market share	13.0%	13.2%	(0.2% )

1
All retail sales and market share data includes fleet sales.

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

  Other Activities

        On December 31, 2003, as part of our ongoing strategy to focus on our core automotive business, we sold MTU Aero Engines GmbH and its subsidiaries (MTU Aero Engines) to the investment company Kohlberg, Kravis and Roberts & Co. Ltd. (KKR). As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation.

        Revenues reported in our Other Activities segment originated essentially from the MTU Aero Engines business and are now presented separately as "discontinued operations." Our remaining revenues from continuing operations originate mainly from our real-estate businesses which consist primarily of property at the Potsdamer Platz in Berlin, Germany. Revenues for 2001 included revenues generated by our Adtranz rail systems business and TEMIC automotive electronics business prior to the dispositions of Adtranz and a 60% controlling interest in Conti Temic microelectronic. The operating results of this segment include our share in the operating results of our equity method investees EADS and Mitsubishi Motors Corporation. In addition, the segment includes the operating results of our MTU Aero Engines business, our real-estate activities, corporate research and our holding and finance companies, and it previously included the operating results of our TEMIC automotive electronics business and our Adtranz rail systems business.

        The transactions involving Adtranz and Conti Temic microelectronic described on page 58 significantly influenced the year-to-year comparability of revenues and operating profit of the Other Activities segment.

        Revenues in 2002 from continuing operations decreased by [EURO]1.5 billion from [EURO]2.0 billion in 2001 to [EURO]0.5 billion in 2002. Revenues in 2001 include revenues derived from our TEMIC automotive electronics business through March 31, 2001 and revenues of our Adtranz rail systems business through April 30, 2001, which were [EURO]1.4 billion in the aggregate.

        MTU Aero Engines recorded revenues of [EURO]2.5 billion in 2001 and [EURO]2.2 billion in 2002. The decrease in revenues of MTU Aero Engines reflected the impact of the September 11, 2001 terrorist attacks which had a significant adverse effect on the civil aviation industry and, as a consequence, on our MTU Aero Engines business.

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

LIQUIDITY AND CAPITAL RESOURCES

        In 2003, as in 2002 and 2001, our sources of cash came from operations, external borrowings, and sales of finance receivables in securitization transactions. We used these funds primarily to finance our working capital and capital expenditure requirements and the cash needs of our lease and sales financing business. We typically finance our lease and sales financing activities with a high proportion of debt.

        We believe the funds available from these and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs as appropriate to address short-term changes in business conditions. Our capital needs depend primarily on the size and the timing of our capital expenditures and investments as set forth in our business plans. Subject to developments which we cannot predict or control, we currently intend to increase our capital expenditures in property, plant and equipment slightly in 2004 compared to 2003.

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term securities. The following table shows our liquid financial assets (in billions of euro) as of the end of each of the last three years:

	December 31,
	2003	2002	2001
Cash and cash equivalents	11.0	9.1	10.7
Securities	3.3	3.3	3.8

Liquidity	14.3	12.4	14.5

        We hold our cash and cash equivalents primarily in U.S. dollars and euros. As of December 31, 2003, U.S. dollar denominated liquid assets represented 47% and euro denominated liquid assets represented 46% of total liquid financial assets. Liquid financial assets as a whole were 8.0% of total assets compared to 6.6% at the end of 2002. For further information on our liquidity, please refer to Note 21 to our Consolidated Financial Statements.

Analysis of Cash Flow Statement

	Year ended December 31,
	2003	2002	2001
	([EURO] in billions)
Net cash provided by operating activities	16.5	18.0	15.5
Net cash provided by (used for) investing activities	(16.3)	(12.9)	(14.0)
Net cash provided by (used for) financing activities	2.5	(5.5)	1.9

  2003 compared to 2002

        Cash provided by operating activities of [EURO]16.5 billion was [EURO]1.5 billion below the prior year's level. The following factors contributed to this decline:

  •
  currency translation effects due to the appreciation of the euro against the U.S. dollar, which resulted in lower cash contributions in euro from our subsidiaries in the United States;

  •
  net income taxes paid ([EURO]0.9 billion), in contrast to net tax refunds ([EURO]1.2 billion) in the prior year; and

  •
  a shift from operating lease agreements to sales financing agreements in our financial services business (this shift results in decreased cash flow from operating activities because unlike operating leases in which the entire lease payment is recognized in cash flow from operating activities, only the interest portion of the payment under sales financing agreements is recognized in that line item, with the balance recognized in cash flow from investing activities).

        Positive effects from working capital, especially from higher trade liabilities that we incurred as a result of higher production levels at year end, partially offset the negative effects described above.

        Our (net) contributions to the pension benefit and post-retirement benefit plans of [EURO]1.4 million were approximately the same as in the prior year.

        Our future ability to maintain or increase the amount of cash we generate from our operations depends heavily on future demand for our products in markets worldwide and on our ability to achieve revenue enhancements, efficiency and cost reduction goals.

        Cash used for investing activities increased by [EURO]3.3 billion to [EURO]16.3 billion. The following factors contributed to this increase:

  •
  the prior year included the cash inflows resulting from the sale of our investment in T-Systems ITS, whereas in 2003, cash used for investments in businesses and cash proceeds from the sale of businesses were nearly identical. The major transactions in 2003 were the acquisition of a 43% equity interest in Mitsubishi Fuso Truck and Bus Corporation ([EURO]0.8 billion) and the sale of the MTU Aero Engines Group ([EURO]0.9 billion). Total net cash generated from dispositions and acquisitions of businesses amounted to [EURO]0.2 billion in 2003 and [EURO]5.1 billion in 2002.

  •
  capital expenditures for property, plant and equipment decreased from [EURO]7.1 billion to [EURO]6.6 billion (adjusted for currency translation effects, capital expenditures approximated the same level as in 2002).

  •
  in the financial services business, cash used for investing activities decreased by [EURO]0.9 billion to [EURO]10.4 billion, mainly due to a reduction in net additions to receivables from financial services, partly offset by lower proceeds from the sale of equipment on operating leases.

        Cash provided by financing activities in 2003 was affected by the (net) increase in financial liabilities, including proceeds from terminated cross currency hedges of [EURO]0.6 billion, and the distribution of dividends of [EURO]1.5 billion. Overall, we generated cash of [EURO]2.5 billion (2002: cash used of [EURO]5.5 billion). The change compared with the prior year is mainly due to an increase in the amount of cash used for investing activities with a corresponding increased funding requirement. The net increase in cash and cash equivalents with an original maturity of three months or less, after taking into account currency translation effects, was [EURO]1.7 billion. Total liquidity, which also includes long-term investments and securities, increased from [EURO]12.4 billion in 2002 to [EURO]14.3 billion in 2003.

        At December 31, 2003, our financial liabilities were [EURO]75.7 billion of which [EURO]28.3 billion are due within one year. This compares to financial liabilities of [EURO]79.3 billion at the end of 2002, of which [EURO]30.5 billion were due within one year. The 2003 decrease in financial liabilities resulted primarily from currency translation effects, primarily as a result of the depreciation of the U.S. dollar against the euro. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

  2002 compared to 2001

        Net cash provided by operating activities increased by [EURO]2.5 billion to [EURO]18.0 billion, compared to [EURO]15.5 billion in 2001. The increase was mainly attributable to Chrysler Group and reflects the improvements in that segment's operating results.

        We used net cash of [EURO]12.9 billion for investing activities in 2002, compared to [EURO]14.0 billion in 2001. Net cash used for our lease and sales financing activities, net of disposals and repayments, increased to [EURO]11.6 billion in 2002 from [EURO]7.9 billion in 2001. In 2002, we used [EURO]7.1 billion to purchase fixed assets, principally property, plant and equipment, compared to [EURO]8.9 billion in 2001. We also disposed of several businesses in 2002, which generated [EURO]5.1 billion, net of acquisitions, compared to [EURO]0.9 billion in 2001. In 2002, our net cash generated from acquisitions and dispositions of businesses originated primarily from the sale of our 49.9% interest in T-Systems ITS. In 2001, we disposed of our Adtranz rail systems business, a 60%

controlling interest in our TEMIC automotive electronics business, and our remaining 10% equity interest in debitel, which were the primary sources of net cash generated from acquisitions and dispositions of businesses in 2001. For further information on our acquisitions and dispositions, please also refer to Note 4 to our Consolidated Financial Statements.

        In 2002, our financing activities used net cash of [EURO]5.5 billion, of which [EURO]1.0 billion related to our dividend payment for 2001. In 2001, our financing activities provided net cash of [EURO]1.4 billion including a dividend payment of [EURO]2.4 billion. This decrease in net cash provided from financing activities was primarily due to our industrial business, reflecting improved business results and lower investing activities, as discussed above. The positive effects from our industrial business were partially offset by our lease and sales financing business, which we typically finance with a high proportion of debt. At December 31, 2002, our financial liabilities were [EURO]79.3 billion of which [EURO]30.5 billion are due within one year. This compares to [EURO]91.4 billion of financial liabilities at the end of 2001, of which [EURO]34.4 billion were due within one year. The 2002 decrease in financial liabilities resulted primarily from changes in foreign currency exchange rates, principally the depreciation of the U.S. dollar against the euro, and from net repayments of debt.

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

        In addition, we use credit facilities in our day-to-day financial management. As part of our liquidity management, we also hold money market investments and variable-rate or fixed-rate securities. These instruments subject us to market risks that we typically hedge with interest rate swaps, forward rate agreements, caps, floors, futures and options.

        For information about our market risk exposure, including risks associated with currency exchange rates and interest rates, and our related hedging activities, please refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

        In accordance with the guidelines established by the Bank for International Settlements, we separate our corporate treasury function organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling.

  Financial Liabilities

        We use a variety of short- and long-term financial instruments, principally notes/bonds, commercial paper and borrowings from financial institutions. The following table presents the carrying values of those instruments as of December 31, 2003 and 2002 in billions of euro:

	December 31,
	2003	2002
Notes and bonds	47.8	51.9
Commercial paper	7.0	9.5
Borrowings from financial institutions	14.1	14.1

        As of the end of 2003, the breakdown by currency of our financial liabilities was as follows: 58% in U.S. dollars, 25% in euros, 6% in Canadian dollars and 2% in British pounds. In most cases, our subsidiaries borrow money in their functional currency. In 2003, our aggregate borrowing rate for outstanding indebtedness was 5.03%, and approximately 43% of our financial liabilities were at fixed rates. Our total financial liabilities represented 42% of total stockholders' equity and liabilities in 2003 and 2002. Please refer to Note 26 to our Consolidated Financial Statements for information on the amounts, maturities and interest rates of our financial liabilities.

        In the United States, DaimlerChrysler North America Holding Corporation has a $30.2 billion debt securities shelf registration on file with the U.S. Securities and Exchange Commission, of which $15.4 billion remained unused as of February 16, 2004.

        In Canada, DaimlerChrysler Canada Finance Inc. has a CAD 5 billion medium term note shelf registration on file with the Canadian securities authorities, of which CAD 2.6 billion remained unused as of February 16, 2004.

        In the Euro-Market we have a $25 billion Euro-Medium Term Note Program, permitting DaimlerChrysler AG and several of its subsidiaries to issue notes and bonds. Of this program, $6.6 billion remained unused as of February 16, 2004.

        On a stand-alone basis, our financial services entities had financial liabilities of [EURO]63.9 billion in 2003 and [EURO]66.9 billion in 2002. Both amounts include intercompany financial liabilities with members of our Group. We eliminate these intercompany amounts upon consolidation into our Group financial statements. The liabilities incurred by our financial services entities closely correspond to the assets they finance, for example, equipment on operating leases and receivables from financial services. These assets totaled [EURO]74.1 billion in 2003 and [EURO]77.0 billion in 2002. Sales of financial receivables are a significant source of funding for us, principally in the United States. In 2003, net proceeds from the sales of financial receivables were [EURO]10.9 billion compared to [EURO]11.6 billion in 2002 and [EURO]19.2 billion in 2001. For further information about the nature of the transactions underlying the sales of receivables and the effects on our consolidated financial statements refer to the discussion under the heading "Off-Balance Sheet Arrangements" and to Note 33 in our Consolidated Financial Statements.

  Credit Lines

        At December 31, 2003 and 2002, we had short- and long-term credit lines available of [EURO]35.3 billion and [EURO]35.6 billion, respectively, of which [EURO]21.1 billion and [EURO]21.6 billion were unused as of such dates. In 2003, the weighted average interest rate payable under our lines of credit was 3.5%. Our credit lines include an $18 billion revolving credit facility with a syndicate of international banks. This facility includes three elements:

  •
  a multi-currency revolving credit facility which allows us (DaimlerChrysler AG) and several of our subsidiaries to borrow up to $5 billion until 2006,

  •
  a U.S. dollar revolving credit facility which allows our wholly-owned subsidiary DaimlerChrysler North America Holding Corporation to borrow up to $6 billion until 2004, and

  •
  a multi-currency revolving credit facility for working capital purposes which allows us (DaimlerChrysler AG) and several of our subsidiaries to borrow up to $7 billion until 2008.

        A portion of the $18 billion facility serves as a back-up for commercial paper drawings.

  Commercial Paper Programs

        We also rely on several commercial paper programs. In addition to commercial paper programs denominated in U.S. dollars, Canadian dollars, Mexican pesos and Australian dollars, we have a multi-currency commercial paper program in the Euro-Market and an asset-backed commercial paper program in the United States.

        The multi-currency commercial paper program and the asset-backed commercial paper program are for maximum amounts of [EURO]10 billion and $4.5 billion, respectively, and, as of February 16, 2004, the unused portions under these programs were [EURO]8.6 billion and $1.9 billion, respectively.

        In 2003, the weighted average interest rate payable under our commercial paper programs was 1.8%.

  Credit Ratings

        Standard & Poor's Rating Services (S&P), Moody's Investors Service, Inc. (Moody's), Fitch Ratings Ltd. (Fitch) and Dominion Bond Rating Service (Dominion) rate our commercial paper (short-term) and our senior unsecured long-term debt (long-term). Our current ratings are as follows:

	S&P	Moody's	Fitch	Dominion
Short-term debt	A-2	P-2	F2	R-1(low)
Long-term debt	BBB	A-3	BBB+	A(low)

        Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

        S&P Ratings. On October 21, 2003, S&P lowered its long-term rating for us from BBB+ to BBB, reflecting the agency's assessment of the persistently difficult market conditions, particularly in the United States, and the expected effects of the difficult environment on the performance of the Chrysler Group. The outlook for our long-term rating remained negative.

        Moody's Ratings. Moody's Investors Service did not change its rating or its rating outlook for us in 2003. At the end of the year, Moody's maintained its long-term rating of A-3 with a negative outlook and its short-term rating of P-2.

        Fitch Ratings. To accomodate investors, we requested Fitch to begin rating our short-term and long-term debt for the first time in 2003. In July 2003, Fitch assigned a long-term rating of BBB+ with a stable outlook, and a short-term rating of F2. By the end of the year 2003, both ratings remained unchanged.

        Dominion Ratings. During 2003, Dominion Bond Rating Service assigned short-term and long-term ratings for us. The long-term rating is A (low), the short-term rating is R-1(low).

        Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

  Convertible bonds and notes

        We may issue ordinary shares of our company or bonds convertible into our ordinary shares as another potential source of funding. Our board of management may issue up to [EURO]500 million, in nominal amount, of new ordinary shares for cash until April 8, 2008, if our supervisory board approves the issue. Additionally, the board of management may issue up to [EURO]15 billion, in nominal amount, of convertible bonds and notes with attached warrants, with a term of up to 20 years, until April 18, 2005. The convertible bonds and notes with attached warrants may grant to the holders or creditors up to [EURO]300 million, in nominal amount of capital stock, in option or conversion rights for new shares in our company.

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2003:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	[EURO] in millions
Long-Term Debt	71,731	13,517	26,600	8,666	22,948
Capital Lease Obligations	393	34	71	62	226
Operating Leases	2,467	554	600	395	918
Purchase and Investment Obligations	8,794	7,965	806	12	11
Other Long-Term Obligations	2,928	1,690	670	141	427

Total Contractual Obligations	86,313	23,760	28,747	9,276	24,530

        Contractual obligations are obligations to make payments or transfer assets under existing contracts. "Long-Term Debt" is comprised of future principal and interest payments that we need to make to settle our financial liabilities with original maturities of more than one year. "Capital Lease Obligations" encompass the total minimum future lease payments for capital leases. "Operating Leases" represent the total minimum future lease payments for operating leases. "Purchase and Investment Obligations" are obligations arising from future purchases for, among other things, production materials or for future investments in property, plant and equipment. The line "Other Long-Term Obligations" contains all our other contractual cash obligations that are not included in one of the other categories and do not include accrued liabilities.

Benefit Plan Obligations and Costs

        The obligations and expenses recognized in our Consolidated Financial Statements for our employee benefit plans are not necessarily indicative of our projected obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and costs and then under U.S. GAAP we recognize the accumulated differences in our consolidated financial statements through amortization over future periods when certain conditions are met. Please refer to the discussion under the heading "Critical Accounting Policies — Pension and Other Postretirement Benefits" in "Item 5. Operating and Financial Review and Prospects" and to Note 25a to our Consolidated Financial Statements for further information regarding pension benefit and other postretirement benefit obligations, the significant assumptions used, and the sensitivity of those assumptions to our Consolidated Financial Statements.

  Pension benefit obligations

  Current funding and asset allocation

        Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, cash, and investments in real estate.

        The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2003, our pension plans had an underfunded status of [EURO]5.8 billion compared to an underfunded status of [EURO]8.4 billion at December 31, 2002. During 2003, we contributed [EURO]2.1 billion to our pension benefit plans, thereof [EURO]1.4 billion in cash and [EURO]0.7 billion from the transfer of postretirement plan assets to the pension plan trust. The improvement of the funded status of our pension benefit plans in 2003 is mainly attributable to the favorable performance of the equity markets in 2003, the total contribution of [EURO]2.1 billion in 2003, and the appreciation of the euro against selected world currencies, primarily the U.S. dollar. We realized higher returns on plan assets compared to assumptions used for expected returns on our plan assets. Actual rates of return for German and non-German plans were positive at 14.6% and 23.0%, respectively. The increase in plan assets offset the unfavorable impact on our funded status caused by the reduction of the discount rates assumed for all significant plans in 2003 as well as the additional obligations that resulted from the negotiations with the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) in 2003.

        Specific U.S. GAAP accounting rules that are applicable due to the underfunded status of our accumulated pension benefit obligations required us to recognize an additional minimum pension liability. The initial recognition and subsequent changes in the additional pension minimum liability do not effect our consolidated statements of income (loss). The improvement in the underfunded status of our accumulated pension benefit obligations resulted in a [EURO]0.7 billion pretax reduction of our minimum pension liability in 2003, which is recognized in other comprehensive loss. Due primarily to total contributions of [EURO]2.1 billion to our pension plans in 2003 and due to the favorable return on plan assets in 2003, we were able to reduce our total accrued pension liability from [EURO]7.4 billion at December 31, 2002, to [EURO]5.0 billion at December 31, 2003. The sum of our plan assets of [EURO]26.3 billion and our pension accruals of [EURO]5.0 billion is [EURO]31.3 billion, while our total pension benefit obligations amount to [EURO]32.1 billion as of December 31, 2003.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. If actual returns on plan assets are substantially below expected return assumptions over an extended period of time, however, this could adversely affect our liquidity by requiring additional pension funding.

  Future pension expense

        We estimate that our total pension benefit expense in 2004 will approximate our 2003 expense of [EURO]0.8 billions.

  Other post-retirement benefit obligations

  Current funding and asset allocation

        Plan assets invested to provide current and future plan benefits partially offset accumulated other post-retirement benefit obligations. Plan assets mainly consist of investments in equity securities and fixed income securities.

        The funded status of our other post-retirement benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2003, our other post-retirement benefit obligations had an underfunded status of [EURO]13.4 billion compared to an underfunded status of [EURO]13.7 billion at December 31, 2002. After deducting the accrued liabilities recognized on our consolidated balance sheets for our other post-retirement benefit obligations at December 31, 2003 and 2002, of [EURO]8.2 billion and [EURO]8.2 billion, respectively, we had underfunded other post-retirement benefit obligations of [EURO]5.2 billion and [EURO]5.5 billion at December 31, 2003 and 2002, respectively, which were not recognized. The improvement of this underfunded position is mainly attributable to the appreciation of the euro against selected world currencies, primarily the U.S. dollar, and the strong performance of the equity markets in 2003, which resulted in a positive actual rate of return on plan assets of 22%. These effects offset the transfer of [EURO]0.7 billion from the post-retirement plan assets to the pension plan assets as well as the unfavorable impact on our funded status caused by the decrease in the discount rates assumed.

  Further funding requirements

        We are not required by law or labor agreements to make contributions to our other post-retirement benefit plans.

  Future postretirement benefit expense

        We estimate that our total other post-retirement benefit expenses will increase by [EURO]0.1 billion in 2004. This is the result of lower discount rates used and amortization of higher unrecognized net losses in 2004.

OFF-BALANCE SHEET ARRANGEMENTS

        We utilize certain off-balance sheet arrangements in the ordinary course of business. Our off-balance sheet arrangements are contractual arrangements with unconsolidated third parties under which we have or may have obligations arising from:

  •
  guarantees,

  •
  the sale of sales financing and finance lease receivables, and from

  •
  "variable" interests in unconsolidated entities that provide research and development services to us.

Obligations under guarantees

        Obligations arising from guarantees pertain to:

  •
  arrangements with suppliers and other parties who provide products and services to us;

  •
  arrangements with associated and non-consolidated affiliated companies and joint ventures;

  •
  arrangements to support our sales efforts;

  •
  arrangements resulting from divestitures of Group companies, and guarantees provided by these companies that could not be transferred to their respective acquirers; and

  •
  various other arrangements.

        Suppliers and service providers.    We sometimes guarantee specific obligations of suppliers and other parties that provide products or services or that lease property plant and equipment to us. Some suppliers and service providers have financed through loans or leases certain property plant and equipment that they use to provide vehicle components and services to us. We have guaranteed to third parties some of the obligations under those leases or loans in the event the supplier is not able to meet its requirements under those arrangements. We have determined that our maximum exposure to loss (i.e., our maximum obligation) as a result of these guarantees is approximately [EURO]0.4 billion as of December 31, 2003. Purchases from and corresponding cash payments made to these suppliers and service providers in 2003 were not material on a Group or segment basis.

        Obligations of associated companies.    In 2002, a consortium consisting of our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which DaimlerChrysler Services and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and prospective operator of the system. We account for our 45% ownership interest in Toll Collect GmbH using the equity method of accounting. Once the system has been successfully installed, Toll Collect GmbH will become the primary contracting party under the operating agreement. The original deadline for completion of the system was August 31, 2003, but technical difficulties have delayed completion.

        In the operating agreement, each of the consortium members (including DaimlerChrysler Services AG) and certain of their affiliates have provided guarantees relating to the completion and successful operation of the toll collection system. These guarantees which are subject to specific triggering events, include the following:

  •
  A guarantee by DaimlerChrysler AG to third parties up to [EURO]218 million, which represents a 45% share of bridge loans committed and partially disbursed to Toll Collect GmbH as of December 31, 2003.

  •
  A joint and several guarantee by the consortium members which expires on August 31, 2004, that Toll Collect GmbH will provide a fully operational toll collection system. This guarantee is contingent upon Toll Collect GmbH becoming the primary contracting party under the operating agreement.

  •
  The obligation of the consortium members to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German GAAP) of 20 percent of total assets through August 31, 2004, and 15 percent thereafter. This funding obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. In the pre-operational phase of the project, these funding requirements may be triggered if Toll Collect GmbH incurs costs and expenses exceeding those originally estimated. Additional funding may also be necessary if the Federal Republic of Germany is successful in claiming damages for revenues lost during the delay period. During the operational phase, additional funding needs may arise if Toll Collect GmbH's revenue share derived from the system is lower than expected, if the Federal Republic of Germany is successful in claiming lost revenues for any period the system is not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the operating agreement. These penalties are capped at [EURO]56.25 million for the first nine months following the initial sign-off of the system, at [EURO]150 million per year thereafter until the final operational permit has been issued, and at [EURO]100 million per year following issuance of the final operational permit. These cap amounts are subject to a 3% increase for every year of operation. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity. We cannot reasonably estimate our maximum loss exposure in this regard. In case of an intentional violation of contractual duties, the Federal Republic of Germany would be entitled to claim — without any limitation — further damages from Toll Collect GmbH or directly from the consortium partners.

        The operating agreement also includes the following commitments:

  •
  Payment of contractual penalties of [EURO]250,000 per day due to the delay in the completion of the system. Each of the consortium members is currently paying its pro rata share of these penalties under protest. If completion is delayed further, the consortium members may be required to increase the payments to [EURO]500,000 per day at a later date.

  •
  Certain supply contracts entered into by Toll Collect GmbH in connection with the development or operation of the toll collection system require the approval of the Federal Republic of Germany. Depending on the individual circumstances, failure to obtain such approval could result in penalties up to the value of the relevant contract.

  •
  Failure to perform various other obligations under the operating agreement or a delay in the delivery of certain system components may result in additional penalties that could become significant over time.

        The Federal Republic of Germany and the Toll Collect consortium have the right to terminate the operating agreement if the terminating party can show that the other party has breached specified substantial obligations under the agreement (which may include a failure to meet deadlines or other requirements or a neglect of duties of cooperation) and has failed to cure the breach within a specified time period.

        On January 27, 2004, the Toll Collect consortium presented a proposal to the Federal Republic of Germany, calling for a two-step completion of the toll collection system. Following several days of discussions among the consortium members and the German government in an effort to reach an agreement regarding the completion and future risk allocation in connection with the project, on February 17, 2004, the consortium members received a letter from the German Secretary of Transportation calling the proposal from the consortium members unacceptable. The Secretary of Transportation also informed the consortium that he had instructed the appropriate government agency to submit a contractual notification of termination to the consortium partners, that the government would claim all applicable damages and penalties under the operating agreement, including claims under guarantees, and that these claims should be submitted to arbitration in short order. In his letter, the Secretary of Transportation also stated, however, that he sees a possibility of avoiding termination of the operating agreement if the consortium partners agree to certain demands of the Federal Republic of Germany, including:

  •
  elimination of most technical risks inherent in the two-step model proposed by the consortium;

  •
  significantly higher penalties expressing the consortium's confidence in the technical functionality of the toll collection system;

  •
  withdrawal by the consortium of several proposed changes to the operating agreement, including future contract termination options and limitations on liability; and

  •
  willingness to offer an alternative solution, using subcontractors if necessary, if the consortium is not prepared to stand behind the functionality of the proposed system.

        We have filed an English translation of the letter from the German Secretary of Transportation as an exhibit to this annual report.

        If the consortium is able to reach a compromise with the German government, it may entail additional financial risk for the consortium members. If the discussions fail, the Federal Republic of Germany may attempt to terminate the operating agreement in accordance with its terms, which may result in material losses (impairment charges, costs and expenses) to the consortium partners the amount of which cannot be reliably estimated at the present time.

        You can find additional information about Toll Collect under the heading "Legal Proceedings" in "Item 8. Financial Information," and in Notes 3 and 31 to our Consolidated Financial Statements.

        We have also guaranteed the indebtedness of other non-consolidated affiliated companies, joint venture companies, and certain non-incorporated companies, partnerships and project groups. We provided these guarantees to assist these companies in securing financing. Our maximum total obligations under these guarantees at December 31, 2003, as well as the payments under these guarantees in 2003, were not material.

        Guarantees to support sales efforts.    We sometimes issue tradeback, leaseback and buyback guarantees to customers to support the sales of our vehicles.

        Tradeback guarantees have different terms and durations, but are typically issued over a period of three years. To encourage customers to purchase from us in the future, we sometimes agree to repurchase the used vehicles from customers for predetermined values as long as the customers trade in their used vehicles for new ones. Our repurchase obligation is subject to various conditions, including limitations on mileage and age of the vehicle.

        In other instances, we have provided to customers buy-back guarantees under which we guaranteed the residual values of vehicles sold after a specific period of time. The customers are entitled to return their vehicles back to us for the guaranteed value. We also provided these guarantees to certain leasing companies who, in turn, provided financing and leasing arrangements to our customers. Under these arrangements, we guaranteed the residual values of vehicles coming off-lease or that were repossessed in upon customer default on their financing and leasing arrangements.

        Our maximum exposure to loss pertaining to those guarantees was [EURO]2.2 billion at December 31, 2003, of which [EURO]0.7 billion is already accrued in our consolidated financial statements as of that date. The extent to which we use such guarantees to promote our sales efforts depends to a large degree on the prevailing market environment. As we expect market conditions to improve slightly in the years to come, particularly in the commercial vehicle market in the United States to which a substantial amount of those guarantees relate, we do not anticipate significant increases in the amount of such guarantees in the near term.

        Guarantees incurred in divestitures.    As explained in more detail in the section "Business Summary and Developments" in "Item 4. Information on the Company," we have disposed of several investments in non-core assets and businesses over the last several years. In connection with these divestitures, we provided guarantees relating to, among other things, the adequacy of corporate records and tax returns, continuation of supplier contracts, and contingent liabilities with respect to environmental protection issues. In addition, we retained certain obligations of the divested companies that the buyer did not assume. The retained obligations relate primarily to sales and services transactions and contracts of these businesses that expire when the related transactions are completed. The maximum obligation under these guarantees as of December 31, 2003, was approximately [EURO]1.1 billion. Accrued liabilities recognized on our consolidated balance sheet related to those guarantees amounted to [EURO]0.4 billion as of December 31, 2003.

        Other guarantees.    We have granted a number of other guarantees. Most notably, we have guaranteed the obligations of our employees under our corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligation to Deutsche Bank AG. In such event, we seek reimbursement from the defaulting employees by withholding compensation payments until the defaulted amount has been completely recovered. This guarantee amounted to [EURO]0.7 billion as of December 31, 2003. We have never incurred nor do we expect to incur any significant losses under this guarantee arrangement.

        We do not expect the remaining guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition and results of operations. For additional information on how we account for guarantees, please refer to Notes 1 and 31 to our Consolidated Financial Statements.

Sale of sales financing and finance lease receivables

        Our Financial Services segment enters into transactions that provide customers with the opportunity to finance the purchase of passenger cars and commercial vehicles over an extended period of time through sales financing and lease transactions. Based on market conditions and our current liquidity needs, we combine portfolios of sales financing and finance lease receivables and use several methods of selling interests in those receivables to third parties. In connection with these types of transactions, we receive cash in exchange for the interests in the receivables sold and retain subordinated interests and residual cash flows. These transactions provide us with necessary flexibility in managing the extent to which we offer financing to customers and reduce the need for us to issue long-term debt. To a minor extent we also sell receivables from other segments.

        We utilize qualifying special purpose entities (QSPE) to securitize (monetize) wholesale and retail automotive receivables. Public retail and public wholesale transactions typically involve the sale of a portfolio of receivables through trusts that issue securities to the public. These trusts meet the criteria in SFAS 140 for QSPEs and, therefore, such securitizations are treated as sales with de-recognition of the transferred receivables from our balance sheet. In most of these transactions, we receive a servicing fee in exchange for collecting and posting all payments, responding to inquiries of customers, investigating delinquencies, performing necessary and reasonable collection efforts, accounting for collections, and furnishing the reports and other information required under the respective servicing agreements. We retain a subordinated beneficial interest in the receivables sold, which is designed to absorb substantially all of the credit, prepayment and interest-rate risk of the receivables transferred. Our risk of loss from the beneficial interests is limited to the amount of the carrying value of our retained interests, which are classified as "Other receivables" in our Consolidated Financial Statements.

        The outstanding balance of receivables we sold to QSPEs in 2003 and the corresponding retained interest balance as of December 31, 2003, are approximately [EURO]17.8 billion and [EURO]2.4 billion, respectively.

        We also sell automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities as defined in FIN 46R, in the ordinary course of business. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross collateralized by the assets held by the entity. We generally remain as servicer and also retain residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. The outstanding balance of receivables sold to conduits and the corresponding retained interest balance as of December 31, 2003, are approximately [EURO]4.4 billion and [EURO]0.8 billion. For further information regarding the adoption of FIN 46R with respect to those bank conduits please see Note 2 to the Consolidated Financial Statements.

        During the year ended December 31, 2003, we sold [EURO]9.6 billion of retail receivables. Under our revolving wholesale credit facilities, we reinvested (sold) wholesale receivables of [EURO]46.7 billion in wholesale securitizations for which we received proceeds of [EURO]46.6 billion in 2003. As a result of the receivables sold to QSPEs and bank conduits, we received net proceeds of [EURO]10.0 billion in cash for new securitizations and [EURO]0.7 billion in cash on retained interest in securitized receivables in 2003. In addition, we received servicing fees of [EURO]0.2 billion and we recognized gains of [EURO]0.4 billion in 2003. Impairment charges on the outstanding balance of retained interest in sold receivables were not material in 2003.

        Please refer to "Critical Accounting Policies — Collectibility of Sales Financing and Finance Lease Receivables — Retained Interests in Sold Receivables" and to Note 33 to our Consolidated Financial Statements for further information on how we account for these transactions.

Research and development activities

        We cooperate with other companies in a number of research and development projects, including the research and development of fuel cells by Ballard Power Systems Inc. and Ballard AG. We hold variable interests through equity investments in both of those companies. Additionally, we have an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of our new high performance sports car, the SLR. We hold variable interests in TAG McLaren Holdings Ltd. through a 40% equity investment. Total payments for these off-balance sheet research and development arrangements with Ballard AG and TAG McLaren Holdings Ltd. were not material in 2003. We account for our equity interests in Ballard Power Systems, Inc., Ballard AG and TAG McLaren Holdings Ltd. using the equity method of accounting. Therefore, our share in the equity of those companies is included in our financial statements. For additional information on research and technology, please refer to "Research and Development."

RESEARCH AND DEVELOPMENT

Strategic Approach and Organization

        To be competitive in our principal markets, and to secure technological leadership, it is essential for us to develop innovative products and production systems and to shorten lead times in research and development. Innovation is an important element of our overall corporate strategy, and our corporate research function plays a significant role in meeting this strategic goal together with our business units. Our corporate research function:

  •
  approaches research and development systematically and comprehensively and, in close cooperation with our business units, formulates a technological strategy for our Group as a whole;

  •
  performs research tasks that cross divisional boundaries or require long lead times;

  •
  works as a centralized forum for the exchange of new ideas and a think tank for the development of new technologies, materials and concepts;

  •
  assists the product development teams of our divisions to apply new technologies in the design, development and testing of new products and production processes; and

  •
  performs internal research audits to ensure the quality, efficiency, and effectiveness of our research programs.

        On the corporate level, we conduct our research work in 14 laboratories which are assigned to three primary research areas:

  •
  Body and Powertrain; researching combustion engines and powertrain, alternative energy and drive systems, body and human-machine-interaction, surface and functional materials, structural materials and manufacturing technology.

  •
  Electronics and Mechatronics; researching acoustics and climate comfort, vehicle sensing and communication electronics, mechatronic systems, and electrics/electronics architecture and integration.

  •
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

Future Challenges

        A key challenge for sustainable mobility will be the further reduction of both conventional fossil oil based fuel consumption and exhaust emissions, especially carbon dioxide. We follow a three-step strategy to meet this challenge: first, further improvement of conventional combustion engine technology; second, development of hybrids as a bridging technology; and third, commercial development of fuel cell propulsion. In particular, maintaining and securing our position among the leading companies in the area of alternative propulsion technologies is a cornerstone of our corporate strategy.

        Improvement of Conventional Combustion Engine Technology.    We believe that optimizing conventional propulsion systems using internal combustion engines and developing corresponding innovative fuels — from clean sulfur-free fuels and synthetic fuels to new biogenous or renewable fuels — will be the two key elements in reducing emissions and fuel consumption in the short and medium term. In 2003 we began testing the first biogenous diesel fuel world-wide.

        Hybrid Vehicles.    Hybrid technology combines a conventional internal combustion engine with an electric propulsion system. Hybrid vehicles use established technologies and fuels while permitting a significant reduction in fuel consumption and emissions.

        Over the last twenty years, we have built several hybrid concept vehicles using different vehicle platforms. These range from smaller size vehicles like the Mercedes-Benz A-Class and the smart up to sport utility vehicles like the Dodge Durango, mid-size cars like the Chrysler Sebring and our newest research vehicle, the F 500 Mind, with a diesel hybrid which we introduced in October 2003.

        Since the more complex technology of hybrid vehicles results in higher costs and consequently higher prices to the consumer, automobile manufacturers have thus far only been able to market these vehicles successfully in the context of special user applications. For example, our Dodge Ram Contractor Special can function as a mobile hybrid and also as a stationary generator supplying electric power. Reducing the production costs of these vehicles is the primary focus of our current development efforts in this area. We regard hybrid vehicles as an intermediate step, as a bridge between the combustion engine and the fuel cell.

        Fuel Cell Vehicles.    Fuel cell propulsion systems can operate on a range of alternative fuels, including hydrogen or methanol. Since fuel cells operate with a significantly higher degree of efficiency compared to internal combustion engines, fuel cells have enormous potential when it comes to reducing carbon dioxide emissions. As a fundamentally new propulsion concept, however, the fuel cell only marks the beginning of a new long-term technological development phase. The wide use of fuel cells in automotive transportation would also require a new fuel infrastructure for the supply of hydrogen or methanol. As a consequence, large-scale production of fuel cell powered vehicles may not occur before the next decade.

        To support further our research activities in the area of fuel cells we hold a 16.97% equity interest in Ballard Power Systems, Inc. of Burnaby, Canada, and a 49.9% interest in Ballard Power AG of Kirchheim, Germany. Ballard is one of a small group of companies leading the research, development, manufacture and sale of fuel cells and fuel cell systems with PEM technology (Proton Exchange Membrane, also called Polymer Electrolyte Membrane) for various applications.

        We have been testing various concepts for fuel cell vehicles since 1994. We developed as many as 20 different vehicle prototypes with fuel cell drives. These range from research cars such as the NECAR 1 to NECAR 5, the Mercedes-Benz A-Class and the Jeep® Commander to a Mercedes-Benz van and the NeBus bus. In October 2002, we presented the first fuel cell powered vehicles for fleet use. In 2003, we delivered 30 Citaro city buses to local public transport operators in ten European cities. The buses are operating in regular line service under different climatic and topographical conditions and familiarize, on a day-to-day basis, thousands of passengers in Europe with this innovative and clean propulsion system. With an additional 60 Mercedes-Benz A-Class "F-Cell" cars which we began providing to select customers in 2003, we will have more than 100 fuel cell powered vehicles under evaluation in everyday conditions in different parts of the world by the end of 2004.

        With these steps, we will have completed the concept stage of fuel cell powered vehicles and will have achieved another milestone on the way to market maturity of this revolutionary propulsion technology. Further development will now largely depend on the practical experience gained through day-to-day operation of these fleet vehicles.

Funding

        As of December 31, 2003, our corporate research function had approximately 2,900 employees compared to 2,600 in 2002 and 2,700 in 2001. Together with the development departments of our business units, we employ a total of 26,700 scientists, engineers and technicians worldwide in our research, development and testing activities compared to 27,500 in 2002 and 28,100 in 2001.

        In 2003, we spent a total of [EURO]5.6 billion on research and development, including research activities at the corporate level (2002: [EURO]5.9 billion; 2001: [EURO]5.8 billion). Research and development costs reached 4.1% of our total revenues in 2003.

        The following table shows the research and development expenditures funded by us:

	Year Ended December 31,
	2003[1]	2002[1,2]	2001[1,2]
	([EURO] in millions)
Research and development	5,571	5,942	5,848

1
On December 31, 2003, we sold MTU Aero Engines. Accordingly we report the research and development costs of MTU Aero Engines as discontinued operations. We adjusted the figures for prior reporting periods accordingly. As a result of the sale of MTU Aero Engines, we no longer have research and development expenditures funded by third parties.
2
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

OUTLOOK

        Economic and market conditions.    We believe the prospects for growth of the world economy have gradually improved since the middle of 2003, with the main impetus coming from North America and the emerging markets. We expect that the U.S. economy, in particular, will experience strong growth in 2004. We also have a more positive outlook for the economies of Western Europe, but due to the slow recovery of demand in Germany, we believe growth is likely to remain modest at first and is unlikely to accelerate before 2005. In Japan, our mid-term expectations are subdued despite positive developments there in 2003.

        Now that South America seems to have overcome its economic crisis and since Asia and Eastern Europe are developing positively, we expect emerging markets begin providing a useful stimulus in 2004.

        Overall, we expect the world economy to expand by just over 3% in 2004 and 2005. We assume that the euro will continue to appreciate, albeit slightly, against major currencies compared with average exchange rates in 2003.

        Moderate rise in global demand for automobiles.    We expect favorable economic developments to lead to more buoyant demand for passenger cars. Although we expect the tough competitive situation in North America to continue throughout 2004, the market for passenger cars and light trucks is expected to expand slightly. In Western Europe and Japan, we believe market growth will commence some time during 2004 in parallel with overall economic developments but will not be as strong as in most other regions of the world.

        In the field of commercial vehicles, the major markets of North America and Western Europe appear to have bottomed out. The expected economic revival with growing capital investment activity should trigger a gradual increase in commercial vehicle unit sales in these markets. However, in Japan the purchases brought forward in the year 2003, due to new emission regulations, may reduce commercial vehicle growth prospects in that country through 2004.

        In the next few years, we expect expansion in global demand for both passenger cars and commercial vehicles will primarily take place in the emerging markets of Asia, South America and Eastern Europe, due to dynamic growth in purchasing power and rising need for mobility in these regions. International competition will be further exacerbated by the limited prospects for expansion of the large automobile markets of North America, Western Europe and Japan in combination with shorter product lifecycles and high production capacity worldwide. Additional factors are stricter environmental and safety regulations, the fulfillment of which will increase costs for all manufacturers. Against this background, such advantages as the ability to set oneself apart from the competition by means of innovation and strong brands, presence in the growth markets of Asia, and the opportunity to exploit economies of scale will continue to gain importance.

  Business Segments

        Further growth for Mercedes Car Group.    In the next few years, Mercedes Car Group's second model offensive is expected to not only renew its product range, but actually broaden it substantially. Our goal is to significantly increase unit sales, revenues and operating profit by 2006, and to strengthen further the market position of our Mercedes-Benz and smart brands. We intend to achieve these targets by launching numerous new models that we plan to launch in the years 2004 through 2006. The new Mercedes-Benz models include a new SLK roadster, new A-Class models, a new four-door CLS coupe, a new M-Class, a Grand Sports Tourer and the new S-Class. The smart product range will be extended in April 2004 with the new four-seater smart forfour, and in 2006 with the mini SUV smart formore to be produced in Brazil. In addition, Mercedes Car Group will increase its drive to leverage the market potential offered by Asia in the future. We plan to selectively expand our activities in China and to continue strengthening our sales organizations in Asian markets.

        Chrysler Group to launch numerous new products.    Chrysler Group expects the U.S. market for passenger cars and light trucks to continue to be extremely competitive. In addition to further efficiency improvements, Chrysler Group's strategic focus will therefore increasingly be on achieving a sustained improvement in competitiveness through attractive, innovative new products with more appeal than their rivals. Nine new vehicle models are scheduled to be launched in 2004 and a total of 25 in 2004 through 2006. With these new vehicles, Chrysler Group expects to rank alongside the best in the world in terms of product quality and the efficiency of production processes, while setting itself apart from the competition with its product designs and attractive value. This strategy is expected to result in increasing earnings contributions starting in 2004, despite higher expenditures for the introduction of new products.

        Further earnings improvement for Commercial Vehicles.    The Commercial Vehicle segment intends to achieve cost advantages over the competition by continuing its successful efficiency improvement programs and utilizing more consistently than in the past the economies of scale arising from its position as the world's largest manufacturer of commercial vehicles. The Commercial Vehicles segment intends to strengthen its market position in Asia, especially in China, in collaboration with our Asian partners. In addition to this strategic initiative, beginning in 2004 the segment will push forward its product offensive with new models, new components and pioneering technologies to raise safety and environmental standards. Overall, we believe the segment is well prepared to strengthen its market position worldwide in the coming years while continuously improving its profitability.

        Increasing sales support from Financial Services.    The Services segment will continue to focus on automotive financial services. Unit sales of the Group's brands will be promoted while maintaining the profitability of the financial services business. In cooperation with the sales organizations of the automotive brands, additional tailored financial services offers will be created which will be adapted to each brand's specific requirements and markets. Furthermore, we are preparing to expand our services activities in Asia.

        Other Activities — Mitsubishi Motors Corporation.    Business developments at Mitsubishi Motors in its 2003/04 financial year are overshadowed by its continuing losses. This necessitates a repeated thorough revision of the existing mid-term planning and restructuring activities at Mitsubishi Motors, which should lead to sustained improvement in its operating result and balance sheet structure. It is unlikely, however, that Mitsubishi Motors will achieve a significant improvement in profitability before it launches new models in 2005 and 2006. We account for our minority interests in Mitsubishi Motors using the equity method of accounting and we report our share of the operating results of Mitsubishi Motors as part of the operating results of our Other Activities segment.

        Revenue prospects.    Given our expectations of a generally more favorable market environment, on a comparable basis we expect our 2004 revenues to be somewhat higher than in 2003. The expected appreciation of the euro against the U.S. dollar compared with the average exchange rate in 2003 is expected to lead to negative currency translations effects in 2004.

        Earnings prospects.    We expect that markets will remain intensely competitive in 2004. Compared to the operating results achieved in 2003, adjusted to exclude the restructuring charges at Chrysler Group and the gain from the sale of MTU Aero Engines, and based on the expectations of our business segments and our equity investees EADS and Mitsubishi Motors, we are striving to achieve a slight increase in operating profit in 2004. We anticipate significant improvements in earnings in the years 2005 and 2006 when the full effects are felt of both Mercedes Car Group's second model offensive and Chrysler Group's new products. In total, we expect to launch about 50 new vehicle models during the period from 2004 through 2006. In addition, we will continue to concentrate on actions to enhance efficiency, reduce costs and improve competitiveness in all our business segments. The intensified networking of our worldwide activities, the knowledge transfer within our Group and above all the cross-divisional projects initiated by our Executive Automotive Committee (EAC) are all expected to contribute towards higher earnings in the coming years. However, a critical condition for the achievement of the targeted increase in earnings is a stable economic and political environment as well as the upturn in the global demand for automobiles that we expect for the years 2004 through 2006.

        As a result of the anticipated improvement in market conditions and the introduction of numerous new and high-value models, we assume that our revenues will rise significantly in 2005 and 2006. We forecast positive contributions to be made by all of our segments. We expect to record the highest growth rates in the emerging markets of Asia.

  Capital Expenditures; Research and Development

        [EURO]38 billion to secure the future.    In the period 2004 through 2006, we expect to invest about [EURO]38 billion in property, plant and equipment, and research and development. Cross-divisional collaboration within our Group and with our Asian partners and the resulting economies of scale are expected to enable us to employ these funds even more efficiently than in the past. A large part of the expenditure will be for the development and preparation of new vehicles to continue Mercedes Car Group's second model offensive and for Chrysler Group's new models. We also intend to spend significant amounts to modernize our manufacturing facilities and to develop new technologies to enhance the safety, environmental compatibility and economics of road transport.

Item 6. Directors, Senior Management and Employees.

        In accordance with the German Stock Corporation Act (Aktiengesetz), we have a two-tier board structure with a supervisory board (Aufsichtsrat) and a board of management (Vorstand). The two boards are separate and no individual may simultaneously be a member of both boards.

        The principal function of the supervisory board is to supervise our board of management. The supervisory board is also responsible for appointing and removing members of the board of management. The supervisory board may not make management decisions. In accordance with German Stock Corporation Act, however, our supervisory board has determined that several matters not in the ordinary course of business that are of fundamental importance require the approval of the supervisory board.

        The board of management, which acts under the principle of collective responsibility, manages our day-to-day business in accordance with the German Stock Corporation Act and our memorandum and articles of association. The board of management is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf.

SUPERVISORY BOARD

        As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Law (Mitbestimmungsgesetz) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. Any member of our supervisory board elected by our shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of our supervisory board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees.

        The supervisory board elects a chairman and a deputy chairman from among its members. Unless the shareholder and employee representatives on the board agree on candidates for chairman and deputy chairman, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman.

        At least half of the total number of members of the supervisory board, in our case at least ten, must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law, the supervisory board passes resolutions by a simple majority of the votes cast. In the event of a deadlock, it has to hold another vote and, in the case of a second deadlock, the chairman of the supervisory board casts the deciding vote. A member of the supervisory board is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties. Under German corporate law, the maximum permissible term of office for members of a supervisory board is five years. If appointed for the maximum permissible term, a member's term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the supervisory board member was elected. Supervisory board members may be re-elected and are not subject to a compulsory retirement age. Our rules of procedure for the supervisory board, however, provide that future candidates under consideration for membership on our supervisory board should generally not reach the age of 70 before their prospective term of office would expire. Our articles of association establish the compensation of our supervisory board members.

        The current employee representatives of the supervisory board were elected in March 2003. The following individuals were elected members of the supervisory board:

  •
  Erich Klemm, Jürgen Langer, Helmut Lense, Gerd Rheude, Stefan Schwaab and Udo Richter as company representatives,

  •
  Nate Gooden, Dr. Thomas Klebe and Wolf Jürgen Röder as representatives of the unions,

  •
  Prof. Dr. Heinrich Flegel as representative of management.

        Prof. Dr. Heinrich Flegel, Dr. Thomas Klebe and Jürgen Langer are first time members of our supervisory board. Three previous members, Manfred Göbels, Peter Schönfelder and Bernhard Wurl, chose not to be nominated for reelection. The election of all employee representatives became effective after the end of the 2003 annual meeting. The term of all newly elected employee representatives will expire at the Annual Meeting 2008. Effective June 6, 2003, G. Richard Thoman resigned from his position as a shareholder representative on the supervisory board. The district court in Stuttgart appointed William A. Owens as his successor. The current term of all shareholder representatives on our supervisory board will expire at the annual meeting to be held in April 2004.

        The following table shows the name, age (as of February 19, 2004) and principal occupation of each current member of our supervisory board, the year in which he was first elected to the board and whether he is a member of the supervisory or other non-executive board of any other company. Employee representatives are identified by an asterisk.

Hilmar Kopper, Chairman	Age: First elected:	68 1998 (Daimler-Benz AG: 1990)
	Principal Occupation:	Chairman of the Supervisory Board of DaimlerChrysler AG
	Supervisory Board Memberships/ Directorships:	Xerox Corporation; Unilever N.V.
Erich Klemm*, Deputy Chairman	Age: First elected:	49 1998 (Daimler-Benz AG: 1988)
	Principal Occupation:	Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group
Prof. Dr. Heinrich Flegel*	Age: First elected:	55 2003
	Principal Occupation:	Director Research Manufacturing Engineering, DaimlerChrysler AG; Chairman of the Management Representative Committee, DaimlerChrysler Group
Nate Gooden*	Age:	65
	First elected:	2002
	Principal Occupation:	Vice President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)
Earl G. Graves	Age:	69
	First elected:	2001 (Chrysler Corporation: 1990 - 1998)
	Principal Occupation:	Chairman and Chief Executive Officer of Earl G. Graves, Ltd. (Publisher, Black Enterprise magazine); Managing Director, Black Enterprise/Greenwich Street Corporate Growth Partners
	Supervisory Board Memberships/ Directorships:	Aetna Life and Casualty Company; AMR Corporation (American Airlines); Federated Department Stores, Inc.; Rohm & Haas Corporation
Prof. Victor Halberstadt	Age:	64
	First elected:	2001
	Principal Occupation:	Professor of Public Economics at Leiden University, Netherlands
	Supervisory Board Memberships/ Directorships:	Royal KPN N.V.; TPG N.V.; Concertgebouw N.V.; PA Holdings Ltd., London

Dr. Thomas Klebe*	Age:	55
	First elected:	2003
	Principal Occupation:	Director Department for General Shop Floor Policy and Codetermination, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Saarstahl AG
Jürgen Langer*	Age:	49
	First elected:	2003
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, DaimlerChrysler AG
Robert J. Lanigan	Age:	75
	First elected:	1998 (Chrysler Corporation: 1984)
	Principal Occupation:	Chairman Emeritus of Owens-Illinois, Inc.; Founder Partner, Palladium Equity Partners
Helmut Lense*	Age:	52
	First elected:	1998 (Daimler-Benz AG: 1993)
	Principal Occupation:	Chairman of the Works Council, Stuttgart-Untertürkheim Plant, DaimlerChrysler AG
Peter A. Magowan	Age:	61
	First elected:	1998 (Chrysler Corporation: 1986)
	Principal Occupation:	President of San Francisco Giants
	Supervisory Board Memberships/ Directorships:	Safeway Inc.; Caterpillar Inc.; Spring Group plc
William A. Owens	Age:	63
	First elected:	2003
	Principal Occupation:	Senior Advisor AEA Investors LLC
	Supervisory Board Memberships/ Directorships:	Telstra Corp.; Nortel Networks Corp.; British American Tobacco; Symantec Corp.; Polycom Inc.; Tibco Software Inc.; Cray Inc.; Wireless Facilities Inc.; Viasat Inc.; IDT Corp.; Metal Storm Ltd.; BioLase Technology Inc.
Gerd Rheude*	Age:	58
	First elected:	1999
	Principal Occupation:	Chairman of the Works Council, Wörth Plant, DaimlerChrysler AG
Udo Richter*	Age:	57
	First elected:	2001
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, DaimlerChrysler AG
Wolf Jürgen Röder*	Age:	56
	First elected:	2000
	Principal Occupation:	Member of the Executive Council, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Robert Bosch GmbH
Dr. rer. pol. Manfred Schneider	Age: First elected:	65 1998 (Daimler-Benz AG: 1993)
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Supervisory Board Memberships/ Directorships:	Allianz AG; Metro AG; RWE AG; Linde AG; TUI AG

Stefan Schwaab*	Age:	51
	First elected:	2000
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, DaimlerChrysler AG; Vice Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group
Bernhard Walter	Age:	61
	First elected:	1998 (Daimler-Benz AG: 1998)
	Principal Occupation:	Former Chairman of the Board of Managing Directors of Dresdner Bank AG
	Supervisory Board Memberships/ Directorships:	Bilfinger Berger AG; Deutsche Telekom AG; Henkel KGaA; KG Allgemeine Leasing GmbH & Co.; mg technologies ag; Staatliche Porzellan-Manufaktur Meissen GmbH; ThyssenKrupp AG; Wintershall AG
Lynton R. Wilson	Age:	63
	First elected:	1998 (Chrysler Corporation: 1994)
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chairman of the Board of Nortel Networks Corporation
	Supervisory Board Memberships/ Directorships:	CAE, Inc.; DaimlerChrysler Canada Inc.; Nortel Networks Corp.
Dr.-Ing. Mark Wössner	Age:	65
	First elected:	1998 (Daimler-Benz AG: 1998)
	Principal Occupation:	Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
	Supervisory Board Memberships/ Directorships:	Citigroup Deutschland; Douglas Holding AG; Dussmann AG & Co. KGaA; eCircle AG; Loewe AG; Reuters AG; thorborgnet GmbH & Co. KGaA

        Our supervisory board has established and maintains the following committees responsible for audit and compensation matters:

  •
  The Presidential Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our board of management. In particular, the Presidential Committee determines salaries and incentive compensation awards for members of the board of management and establishes corporate goals for our performance-based compensation plans. The current members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Manfred Schneider, and Dr. Thomas Klebe. The Presidential Committee held four meetings in 2003.

  •
  The Audit Committee nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors the Audit Committee formally engages them, determines their compensation and reviews the scope of the external audit. The Audit Committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors. Furthermore, the committee established procedures for dealing with complaints regarding accounting, internal controls or auditing matters and procedures for the confidential and anonymous submission of communications from employees of the company concerning questionable accounting and auditing matters. The current members of the Audit Committee are Hilmar Kopper, Erich Klemm, Stefan Schwaab, and Bernhard Walter. The Audit Committee held five meetings in 2003.

        The business address of the members of our supervisory board is the same as our business address, Epplestrasse 225, 70567 Stuttgart, Germany.

BOARD OF MANAGEMENT

        Our articles of association require our board of management to have at least two members. Our supervisory board determines the size of the board of management and appoints its members. Our supervisory board may also appoint deputy members to the board of management. Our board of management currently has eleven members.

        Our supervisory board appoints each member of the board of management for a maximum term of five years. The supervisory board may reappoint members of the board of management for one or more additional terms of up to five years each. Once a member of our board of management has reached age 60, the supervisory board may reappoint that member only in one-year increments, except in special circumstances. The supervisory board may remove a member of the board of management prior to the expiration of his term if he commits a serious breach of duty, if the member is incapable of carrying out his duties or if there is a vote of no confidence by a majority of the votes cast at an annual general meeting of shareholders.

        A member of the board of management is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties. Significant transactions between a member of the board of management and us or one of our subsidiaries require the approval of the supervisory board.

        The following table shows the name and age (as of February 19, 2004) of each current member of our board of management, the year in which he was first appointed to the board of management, the year in which his term expires, his current position/area of responsibility and any prior positions he held within the last five years.

        The table also reflects actions of the supervisory board concerning the board of management. Effective December 16, 2003, it extended the terms of Dr. Cordes and Dr. Zetsche by five years to 2008 and the term of Dr. Gentz by one year to 2004 to ensure continuity on the board of management; it extended the term of Mr. Sidlik by five years to 2008 with added responsibility for global procurement and supply; and it entrusted Dr. Grube with responsibility for the Group's alliance with Mitsubishi Motors. The terms of Dr. Bischoff, Dr. Mangold and Mr. Valade expired on December 15, 2003, and DaimlerChrysler has retained or intends to retain each of them to render advisory services. Effective December 16, 2003, the supervisory board also appointed Mr. Bodo Uebber as a deputy member of the board of management, with responsibility for DaimlerChrysler Services. Effective October 1, 2004, the supervisory board extended the term of Mr. Günther Fleig by five years to 2009.

        On February 18, 2004 our supervisory board made several decisions regarding the future composition of the board of management. Effective December 16, 2004, Mr. Uebber will become a full member of the board of management and assume responsibility for Finance & Controlling in addition to his present responsibility for Daimler Chrysler Services. Mr. Uebber's term of office remains unchanged. The term of Dr. Gentz, who is currently responsible for Finance & Controlling, will expire on December 15, 2004. Effective May 1, 2004, Dr. Bernhard will assume responsibility for the Mercedes Car Group. Dr. Bernhard's term of office remains unchanged. Dr. Bernhard will head the division in cooperation with Prof. Hubbert for three months. Also effective May 1, 2004, Dr. Weber will become a full member of the board of management and assume the duties of the development area at Mercedes Car Group in addition to his present responsibility for Research & Development. Dr. Weber's term of office remains unchanged. Prof. Hubbert will assume responsibility for the Executive Automotive Committee on the board of management effective August 1, 2004, and his term of office also remains unchanged. Thomas W. LaSorda is appointed as deputy member of the board of management effective May 1, 2004, succeeding Dr. Bernhard as Chief Operating Officer Chrysler Group.

        The supervisory board also expressed its intention to extend the contract of Prof. Schrempp for an additional three years at a future meeting.

Prof. Jürgen E. Schrempp	Age: First appointed: Term expires: Current Position: Prior Position(s):	59 1998 (Daimler-Benz AG: 1987) 2005 Chairman of the Board of Management Chairman of the Board of Management of Daimler-Benz AG
Dr. rer. pol. Wolfgang Bernhard	Age: First appointed: Term expires: Current Position: Prior Position(s):	43
2000
2007
Chief Operating Officer Chrysler Group
Deputy Member of the Board of Management, DaimlerChrysler AG, COO Chrysler Group; CEO of Mercedes-AMG GmbH; General Manager for S-Class assembly at the Sindelfingen Plant, DaimlerChrysler AG
Dr. rer. pol. Eckhard Cordes	Age: First appointed: Term expires: Responsible for: Prior Position(s):	53 1998 (Daimler-Benz AG: 1996) 2008 Commercial Vehicles Member of the Board of Management of DaimlerChrysler AG — Corporate Development & IT-Management
Günther Fleig	Age: First appointed: Term expires: Responsible for: Prior Position(s):	55
1999
2009
Human Resources & Labor Relations Director
President of DaimlerChrysler France S.A.S., DaimlerChrysler Holding S.A. France and Head of the Corporate Representation Office, France; President of Mercedes-Benz France
Dr. iur. Manfred Gentz	Age: First appointed: Term expires: Responsible for: Prior Position(s):	62 1998 (Daimler-Benz AG: 1983) 2004 Finance & Controlling Member of the Board of Management of Daimler-Benz AG — Finance & Controlling
Dr. phil. Rüdiger Grube	Age: First appointed: Term expires: Responsible for: Prior Position(s):	52
2001
2007
Corporate Development
Deputy Member of the Board of Management, Corporate Development, DaimlerChrysler AG; Senior Vice President Corporate Development of DaimlerChrysler AG; CEO of Häussler Group; Head of Corporate Strategy and Member of the Executive Board of DaimlerChrysler AG

Prof. Jürgen Hubbert	Age: First appointed: Term expires: Responsible for: Prior Position(s):	64 1998 (Daimler-Benz AG: 1987) 2005 Mercedes Car Group Member of the Board of Management of Daimler-Benz AG — Passenger Cars
Thomas W. Sidlik	Age: First appointed: Term expires: Responsible for: Prior Position(s):	54 1998 (Chrysler Corporation: 1992) 2008 Global Procurement & Supply Member of the Board of Management of DaimlerChrysler AG — Procurement & Supply Chrysler Group
Dr.-Ing. Dieter Zetsche	Age: First appointed: Term expires: Responsible for: Prior Position(s):	50
1998 (Daimler-Benz AG: 1997)
2008
Chrysler Group
Member of the Board of Management of DaimlerChrysler AG — Commercial Vehicles; Member of the Board of Management of DaimlerChrysler AG — Sales and Marketing
Bodo Uebber (Deputy member)	Age: First appointed: Term expires: Responsible for: Prior Position(s):	44 2003 2006 Services Member of the Board of Management and CFO of DaimlerChrysler Services AG; Vice President and CFO — Finance/Controlling and IT/Services of MTU Aero Engines GmbH
Dr.-Ing. Thomas Weber (Deputy member)	Age: First appointed: Term expires: Responsible for: Prior Position(s):	49
2003
2005
Research & Technology
Vice President, Speaker of the Model Series A-Class and Rastatt Plant Manager; Director, Engine Plant Stuttgart-Untertürkheim; Director V6/V8 Engine Plant Stuttgart-Bad Cannstatt, DaimlerChrysler AG

COMPENSATION

Supervisory Board

        The compensation we pay to our supervisory board members is set forth in our articles of association. Each member of our supervisory board receives [EURO]75,000 annually for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives three times that amount. We pay twice this amount to the deputy chairman of the supervisory board and the chairman of the Audit Committee, 1.5 times this amount to the chairmen of other supervisory board committees, and 1.3 times this amount to all other members of our supervisory board committees. If a member of the supervisory board occupies more than one of these positions, we only pay the compensation payable for the highest-paying function held by that member. All members of the supervisory board receive a flat fee of [EURO]1,100 for each meeting of the supervisory board and each committee meeting they attend. Supervisory board members receive no benefits upon termination of their service.

        The aggregate amount of compensation we paid to all members of our supervisory board, as a group, for services to us in all capacities for the year ended December 31, 2003, was [EURO]2.8 million.

Board of Management

        We have entered into service agreements with members of our board of management. These agreements establish the following four principal elements of compensation:

  •
  Base Salary — Base salaries are established based on the responsibilities of the respective member of the board of management. Base salaries as well as total compensation are annually reviewed based on a comparative analysis within a selected peer group of international companies.

  •
  Annual Bonus — Annual bonuses are based on corporate performance, primarily in relation to profitability. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on other corporate objectives, such as total shareholder return and on individual performance.

  •
  Medium-Term-Incentive — Members of the board of management receive medium-term-incentive awards that track, among others, the market value of our ordinary shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of our ordinary shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. Board of management members received 503,000 performance-based awards in 2003.

  •
  Stock Options — Stock option plans provide long-term-incentives based on the appreciation of our ordinary shares. In 2003, we granted board of management members, as a group, 3,140,000 stock options under a shareholder approved option plan. Those options are exercisable at a reference price of [EURO]28.67 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2005 and on April 1, 2006 and expire on March 31, 2013. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. See also "Share Ownership."

        The presidential committee of our supervisory board has also established stock ownership guidelines for the board of management. These guidelines require that some portion of the personal assets of the members of our board of management consist of DaimlerChrysler shares. In accordance with these guidelines, members of our board of management had to invest part of their 2003 incentive-based compensation in DaimlerChrysler shares.

        The aggregate amount of compensation we paid to all members of the board of management, as a group, for services to us in all capacities for the year ended December 31, 2003, was [EURO]40.8 million, of which [EURO]13.4 million consisted of fixed compensation, including benefits in kind, and [EURO]27.4 million of short-term and mid-term incentive remuneration components. The aggregate amount accrued by us during the year ended December 31, 2003, to provide pension, retirement and similar benefits for the members of the board of management was [EURO]14.7 million.

        For further information regarding compensation of our supervisory board and our board of management, please refer to Note 37 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 24 to our Consolidated Financial Statements.

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2003, we employed a workforce of 362,063 people worldwide, which represented a decrease of 1% from year-end 2002. This decrease resulted primarily from the sale of our MTU Aero Engines business. The decrease in 2002 was mainly the result of workforce reductions in the context of the turnaround plan implemented at Chrysler Group and our plant dispositions, for example X-Cellsis, Eurostar Graz and Dayton Thermal. For further information on the status of the turnaround plan of Chrysler Group, please refer to the discussion under the heading "Description of Business Segments" in "Item 4. Information on the Company."

        As a result of the sale of MTU Aero Engines, the employees of this business unit are not included in the 2003 amounts. The total number of employees for the years 2002 and 2001 comprised 8,376 and 7,839 employees of MTU Aero Engines, respectively.

        Of the total number of our employees, 182,739 employees were based in Germany and 102,391 in the United States. The following table shows the number of our employees at December 31, 2003, 2002 and 2001:

	Employees at December 31,
	2003			2002			2001
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Mercedes Car Group	104,151	93,756	2,191	101,778	93,741	1,906	102,223	93,055	2,003
Chrysler Group	93,062	183	73,835	95,835	1	74,157	104,057	4	77,800
Commercial Vehicles	95,062	47,473	17,651	94,111	49,512	16,577	96,644	51,927	15,413
Sales organization for automotive business	45,609	27,920	1,739	42,142	27,815	1,644	38,733	27,020	1,549
Services	11,035	2,825	4,756	10,521	2,510	4,757	9,712	2,440	4,637
Other Activities[1,2]	13,144	10,582	2,219	21,184	17,995	2,396	21,101	16,712	3,469

DaimlerChrysler Group	362,063	182,739	102,391	365,571	191,574	101,437	372,470	191,158	104,871

1
As a result of the sale of MTU Aero Engines, the employees of this business unit are not included in the 2003 figures.
2
Including holding companies and corporate functions.

        On average, we had approximately 9,500 temporary employees in 2003.

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

        On February 12, 2004, the regional association of employers and the representatives of the metalworkers' union concluded a new collective bargaining agreement covering the period from March 1, 2004, through February 28, 2006. The agreement provides that a portion of the overall negotiated pay increases will not be paid out to employees, but instead will be used to finance a new collective framework agreement intended to reform the remuneration system for employees within the German metal industry by 2006. For the period March 1, 2004, through February 28, 2005, the collective bargaining agreement calls for an aggregate 2.2% wage increase for all employees. Of this increase, employees will receive a portion as lump sum payments in March and October 2004. After deducting the lump sum payments and the amount held back to finance the new collective framework agreement, the wage increase for that period will be approximately 1.5%. For the period March 1, 2005, through February 28, 2006, the agreement provides for an aggregate 2.7% wage increase for all employees. Of this increase, employees will receive a portion as lump sum payments in March and October 2005. After deducting the lump sum payments and the amount held back to finance the new collective framework agreement, the wage increase for that period will be approximately 2.0%.

        The total wage increases for both periods do not apply to elements of compensation which the employer pays voluntarily and which go beyond the compensation level fixed in the collective bargaining agreement. We have not yet determined whether we will voluntarily apply the wage increases for these periods to compensation elements exceeding the level fixed in the collective bargaining agreement.

        In the United States and Canada, most of the hourly employees and 27% of the salaried employees of the Chrysler Group are represented by unions. The United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) represent substantially all of these represented employees.

        In September 2003, DaimlerChrysler Corporation and the UAW agreed on terms for a four-year collective bargaining agreement covering more than 58,000 hourly and salaried workers in the United States. The agreement provides that each eligible employee will receive an annual base wage increase of 2% in September 2005 and 3% in September 2006, a one-time up front lump sum payment in 2003 of $3,000, and a one-time lump sum payment in October 2004 equal to 3% of his or her qualified earnings. The agreement also provides for increases in pension benefit rates, and changes in some health care, supplemental unemployment and other benefits. The agreement allows DaimlerChrysler Corporation to close or sell several specified facilities as an exception to a general limitation on its ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit. It also provides flexibility in establishing job assignments and work rules in order to increase productivity in plants. Historically, along with a national agreement, DaimlerChrysler Corporation also negotiates local agreements with UAW bargaining units at each of its facilities. That process is currently underway.

        In October 2002, DaimlerChrysler Canada, Ltd. and the CAW agreed to a three-year collective bargaining agreement that covers approximately 9,500 workers in Canada. It provides for an annual base wage increase of 3% in each of the first two contract years and a 2% increase in the last year, a one-time lump sum payment of $1,000 per full time worker, as well as increases in other benefits.

SHARE OWNERSHIP

        As of December 31, 2003, the current members of our supervisory board and our board of management, as a group, owned 243,211 of our ordinary shares (0.02% of all outstanding shares), and had the right to acquire 8,735,060 ordinary shares under the option plans described.

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

        In 2000, we instituted a shareholder approved stock option plan for board of management members and other levels of management. Options granted in 2000 under this stock option plan are exercisable at a reference price of [EURO]62.30 plus a 20% exercise premium. They became exercisable in two equal installments on April 21, 2002 and on April 21, 2003 and expire on April 21, 2010. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. In May 2000, several shareholders challenged the approval of the stock option plan at the shareholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals (Revision) to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002 the Federal Supreme Court decided not to admit the appeal. In April 2002, the shareholders appealed to the Federal Constitutional Court (Bundesverfassungsgericht). In May 2003, the Federal Constitutional Court decided not to admit the constitutional complaint.

        In 2001, we granted board of management members and other levels of management stock options under the shareholder approved option plan. Those options are exercisable at a reference price of [EURO]55.80 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2003 and on April 1, 2004 and expire on April 1, 2011. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised.

        In 2002, we granted board of management members and other levels of management stock options under the shareholder approved option plan. Those options are exercisable at a reference price of [EURO]42.93 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2004 and on April 1, 2005 and expire on April 1, 2012. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. For a description of options granted in 2003, see the discussion under the heading "Compensation."

        Please refer to "Compensation" as well as Notes 1 and 37 to our Consolidated Financial Statements for additional details on options granted to members of our board of management.

        As part of our value-based management approach, we support employee stock ownership. We offer the opportunity to purchase our ordinary shares to employees of our companies incorporated in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom. In 2003, each eligible employee of our companies incorporated in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of [EURO]154 plus one bonus share. Employees of our German companies acquired a total of 1,241,772 shares in 2003. The programs established for employees in other European countries follow the German program except for changes resulting from different national legal requirements. In these countries, employees acquired a total of approximately 28,000 shares in 2003.

        In addition, under the option plan pursuant to which we provided options to members of our board of management in 2003 we also provided options to other levels of management.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

        Our capital stock consists of ordinary shares without par value (Stückaktien). Our ordinary shares are issued in registered form. Under our memorandum and articles of association (Satzung), each ordinary share represents one vote. Major shareholders do not have different voting rights.

        Under the German Securities Trading Act (Wertpapierhandelsgesetz), shareholders of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds, or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

        The table below shows, as of December 31, 2003, holders of 5% or more of our ordinary shares, the number of ordinary shares they hold, and their percentage ownership:

Identity of Person or Group	Shares Owned	Percent
DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG1	119,818,714	11.8%
Kuwait Investment Authority as agent for the Government of the State of Kuwait	73,169,320	7.2%

1
Deutsche Bank AG filed a Schedule 13G on February 12, 2004, in which Deutsche Bank reported dispositive power with respect to 126,067,038 shares (12.4% of the shares outstanding), including shares held by its subsidiary DB Value GmbH.

        As of December 31, 2003, we had approximately 1.8 million stockholders. Approximately 240,000 were U.S. holders, of which approximately 70,000 were record holders. Based on our share register, U.S. holders held approximately 15% of our ordinary shares as of that date.

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

        DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 11.8% of our outstanding shares. Deutsche Bank AG and its subsidiaries provided us with various financial and other services for which we paid them reasonable and customary fees. We have guaranteed the obligations of our employees under our corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligations to Deutsche Bank AG. This guarantee amounted to [EURO]0.7 billion in 2003. We have never incurred nor do we expect to incur any significant losses under this guarantee.

        We have provided several guarantees for the benefit of Toll Collect GmbH, in which we hold a 45% equity interest. For additional information, please refer to "Off-balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects" and to Note 31 to our Consolidated Financial Statements for additional information on these guarantees.

        We beneficially own a 37.0% equity interest in Mitsubishi Motors Corporation. Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for us.

        We have an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR, which we expect to introduce to the markets in the first quarter of 2004. We own a 40% equity interest in TAG McLaren Holdings Ltd.

        In May 2002, DaimlerChrysler Corporation sold its Dayton Thermal Products facility to Behr Dayton Thermal Products LLC, a joint venture company in which Behr America, Inc. owns a majority interest and DaimlerChrysler Corporation owns a minority interest. DaimlerChrysler Corporation is required to maintain its minority interest until May 1, 2004, at which time Behr America will acquire DaimlerChrysler Corporation's minority interest. Please refer to Note 7 to our Consolidated Financial Statements for additional information.

        In conjunction with the above transactions, DaimlerChrysler Corporation and Behr Dayton entered into a supply agreement from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction. The supply agreement included the potential for price reductions in future years based on productivity and other gains by Behr Dayton. There is no minimum purchase volume commitment included in the agreement. DaimlerChrysler Corporation agreed that Behr Dayton would be the exclusive provider of certain climate control components for existing and specific future vehicles through the end of the contract term. There was no value assigned to the supply agreement.

        Our subsidiaries DaimlerChrysler Services AG, DaimlerChrysler Coordination Center S.A. and DaimlerChrysler Aerospace AG granted a series of loans to debis AirFinance B.V., an aircraft leasing and finance company. Through our subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, we hold a 45% interest in debis Air Finance B.V. The total book value of these loans as of December 31, 2003, was [EURO]524 million, the highest aggregate amount outstanding during 2003 was [EURO]680 million. The interest rates are partially fixed, partially based on Libor. We consider those interest rates to be in line with interest terms currently available in the financial markets.

        We incurred expenses of approximately $957,000 in 2003 for advertising and related marketing activities with Black Enterprise magazine. Earl G. Graves, a member of our supervisory board is the chairman, chief executive officer and sole stockholder of the magazine's ultimate parent company.

        Westfalia Van Conversion GmbH, one of our wholly owned subsidiaries, is involved in a business transaction with Dr. Mark Wössner, a member of our supervisory board. Mr. Wössner received payments for premises leased to Westfalia Van Conversion GmbH amounting to [EURO]1 million in 2003.

        In 2003, we sold a 60% equity interest in our wholly-owned subsidiary Mercedes-Benz Lenkungen GmbH to ThyssenKrupp Automotive AG. Bernhard Walter, a member of our supervisory board, is also a member of the supervisory board of ThyssenKrupp AG, the acquiror's ultimate parent company. Mr. Walter abstained from voting in the supervisory board's vote on this transaction.

        In his capacity as Chairman of our International Advisory Board, we reimburse Prof. Victor Halberstadt, a member of our supervisory board, for his office expenses related to developing the program content for the International Advisory Board. In 2003, this cost reimbursement amounted to [EURO]128,000.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

        Please refer to "Item 18. Financial Statements" and to pages F-i, F-1 through F-90 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2003, we exported approximately 766,000 or 66% of all passenger cars and commercial vehicles we produced in Germany and approximately 362,000 or 19% of all passenger cars and trucks we produced in the United States to other countries.

Legal Proceedings

        Various legal proceedings are pending against the Group. We believe that such proceedings in the main constitute ordinary routine litigation incidental to our business. For information on regulatory and administrative proceedings please also refer to the discussion under the heading "Government Regulation and Environmental Matters — Environmental Matters" in "Item 4. Information on the Company".

        Various legal proceedings pending against our subsidiary DaimlerChrysler Corporation allege defects in various components (including occupant restraint systems, seats, brake systems, ball joints and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        Three purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Seven other previously reported class action lawsuits regarding paint delamination have been dismissed.

        Like other companies in the automotive industry, we (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 28,000 at the end of 2003. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in our vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, we and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the U.S. with the asbestos brake litigation involving Federal-Mogul supervised by the bankruptcy court. We believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the U.S. Court of Appeals upheld that decision. The U.S. Supreme Court in January 2003 denied our request and that of other manufacturers to review the decision. We believe that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in our vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although our expenditures to date in connection with such claims have not been material to our financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        As previously reported, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against our subsidiary Mercedes-Benz USA, LLC (MBUSA), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice advised those companies in the third quarter of 2003 that it had closed the investigation and will take no further action. The lawsuit, certified as a class action in 2003, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

        As previously reported, we received a "statement of objections" from the European Commission on April 1, 1999, which alleged that we violated European Union competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that we infringed European Union competition rules and imposed a fine of approximately [EURO]72 million. Our appeal against this decision is still pending before the European Court of Justice.

        As previously reported, in 2003 approximately 80 purported class action lawsuits alleging violations of antitrust law were filed against us and several of our U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. We believe the complaints are without merit and plan to defend ourselves against them vigorously.

        As previously reported, our subsidiary, DaimlerChrysler Services North America LLC (DCSNA) is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

        As a member of a consortium that has agreed to develop and operate a toll collection system for German highways, we and the other consortium members have received a claim for damages from the Federal Republic of Germany. The government is seeking reimbursement of revenues lost due to the delay in completion of the system. The Federal Republic of Germany is claiming [EURO]156 million per month from September 1 through December 31, 2003 and [EURO]180 million per month thereafter. The Federal Republic of Germany is also seeking contractual penalties of approximately [EURO]680 million, based on a claim that the consortium members did not obtain the government's consent before entering into several sub-supplier contracts. In addition, the Federal

Republic of Germany is claiming other time-dependent contractual penalties. We believe the government's claims are without merit and we intend to defend ourselves vigorously against these claims. The agreement between the consortium members and the Federal Republic of Germany calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has clearly indicated that it will submit these claims for arbitration.

        As reported in our 2002 annual report, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

        As previously reported, on April 30, 2001, we sold our subsidiary, DaimlerChrysler Rail Systems GmbH, (also known as Adtranz), to Bombardier, Inc., for cash consideration of $725 million. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier seeks total damages of approximately [EURO]960 million. The agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. We continue defending against such claims vigorously.

        In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its supervisory board and board of management (Mr. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. The consolidated class action complaint contained additional allegations that were later dismissed. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In February 2003, the DaimlerChrysler defendants filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied defendants' motion relating to the statute of limitations. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately [EURO]240 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages in the range of $856 million to $1.28 billion. In November 2003, the Court denied the remaining aspects of defendants' motion for summary judgment. The Tracinda case went to trial in December 2003 and continued for approximately two weeks. Trial of the case was suspended with approximately two days of trial time remaining while the parties addressed a discovery issue in a separate hearing. The trial reconvened on February 9, 2004, and was completed on February 11, 2004. It is difficult to predict when the Court might render a decision, although we doubt it will be before the fourth quarter of 2004.

        As previously reported in 2002, several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa before 1994. More specifically, on November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European, and Japanese companies, including DaimlerChrysler AG and Daimler-Benz Industrie. The lawsuit purports to relate to the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation, and purports to cover the period from 1948 to 1993. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefited financially from such cooperation. Plaintiffs' legal theories include conspiracy, aiding and abetting violations of international law, unjust enrichment, and unfair and discriminatory labor practices. The plaintiffs seek, among other things, declaratory relief, compensatory and punitive damages, attorneys' fees and costs, the disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, a constructive trust, and the establishment of an "independent historic commission". They do not quantify damages. On July 14, 2003, a group of defendants named in one or more of the consolidated lawsuits, including Khulumani and Ntsebeza, filed a motion to dismiss the complaints. The motion was argued on November 6, 2003 and is currently pending before the Court. We intend to continue to defend ourselves vigorously in these suits.

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

Dividend Policy

        Our supervisory board and our board of management propose dividends based on the earnings shown in the year-end unconsolidated financial statements of DaimlerChrysler AG, prepared under German generally accepted accounting principles pursuant to the German Commercial Code. The two boards then submit their proposal for approval at the annual general meeting of shareholders, which we generally hold during the second quarter of the following year. Shareholders of record on the date of the annual general meeting at which we declare a dividend are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. We generally pay dividends each year and expect to continue to do so in the near future. We may not, however, pay dividends in the future at rates we have paid in previous years. Our payment of future dividends will depend upon our earnings, our financial condition, including our cash needs, our future earnings prospects and other factors. For a discussion of our 2003 operating results, please refer to "Item 5. Operating and Financial Review and Prospects." For additional information on dividends and exchange rates please refer to "Item 3. Key Information" and "Item 10. Additional Information."

Item 9. The Offer and Listing.

Trading Markets

        The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. Our ordinary shares are also listed on the German stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart, in the United States on the Chicago, Pacific, and Philadelphia stock exchanges, on the stock exchanges in Paris and Tokyo, and on the Swiss stock exchange. Our ordinary shares trade under the symbol "DCX."

        As of December 31, 2003, our ordinary shares represented approximately 7.18% of the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange. Our shares also represented 1.31% of the Dow Jones STOXX 50SM, which covers stocks from eight European equity markets, and 2.20% of the Dow Jones EURO STOXX 50SM, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

Trading on the Frankfurt Stock Exchange

        Deutsche Börse AG is the legal entity operating the Frankfurt Stock Exchange. The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounts for the vast majority of the turnover in exchange-traded shares in Germany. As of December 31, 2003, equity securities of 5,730 companies traded on the Frankfurt Stock Exchange, of which 4,901 were non-German.

        Trading on the floor of the Frankfurt Stock Exchange commences each business day at 9:00 a.m. and continues until 8:00 p.m., Central European Time. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the stock exchange. Price formation on the floor is by open outcry as determined by state appointed specialists (Amtliche Kursmakler) who are exchange members. These specialists do not, as a rule, deal with the general public. The exchange quotes prices for active stocks, including those of larger companies, continuously during stock exchange hours. For all other stocks, a fixed price is determined by auction around mid-session of each trading day. Transactions settle on the second business day following the day of their trade.

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system operated by Deutsche Börse AG. The system may be used by brokers and banks admitted to Xetra by the Frankfurt Stock Exchange. Securities traded in this system include liquid stocks, warrants, and bonds traded on the floor of the Frankfurt Stock Exchange. Xetra is an integral part of the Frankfurt Stock Exchange and is subject to its rules and regulations. In 2003, Xetra accounted for approximately 96% of the trading volume of our ordinary shares at the Frankfurt Stock Exchange. Deutsche Börse shortened the trading hours for Xetra as of November 3, 2003. Trading now takes place from 9.00 a.m. to 5.30 p.m. Central European Time (CET) instead of 9.00 a.m. to 8.00 p.m. CET. The shorter trading hours for Xetra will initially be in effect for one year. After six months, Deutsche Börse will review its decision to determine whether the shorter trading hours should be continued.

        The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors all trading activities on the German stock exchanges. All orders from customers to buy or sell listed securities must be executed on a stock exchange unless a customer gives specific instructions to the contrary.

        The table below shows, for the periods indicated, the Xetra high and low sales prices for our ordinary shares from 1999. The table also shows, for the periods indicated, the Xetra highs and lows of the DAX. The DAX is a continuously updated, capital-weighted performance index of the 30 largest German companies that are part of the prime standard. Since January 1, 2003, the German securities markets consist of only two segments, the general standard and the prime standard. The prime standard is the premium category of the two segments and requires its participants to meet additional criteria and to follow more stringent disclosure and reporting requirements. We have been included in the DAX since the merger of Daimler-Benz and

Chrysler in November 1998 and, effective January 1, 2003, became a member of the prime standard. A German stock corporation must be listed in the prime standard segment in order to be eligible for inclusion in the German indices, such as the DAX. Adjustments of the DAX are made for capital changes, subscription rights and dividends. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information."

	Price Per DaimlerChrysler Ordinary Share		DAX
	High	Low	High	Low
	[EURO]	[EURO]
Annual highs and lows
1999	95.79	63.26	6,992.92	4,601.07
2000	79.97	42.70	8,136.16	6,110.26
2001	58.19	27.24	6,795.14	3,539.18
2002	55.44	28.16	5,467.31	2,519.30
2003	37.58	23.71	3,996.28	2,188.75
Quarterly highs and lows
2002
First Quarter	54.47	40.36	5,467.31	4,706.01
Second Quarter	55.44	43.06	5,379.64	3,946.70
Third Quarter	49.38	32.81	4,483.03	2,719.49
Fourth Quarter	40.45	28.16	3,476.83	2,519.30
2003
First Quarter	31.95	23.71	3,157.25	2,188.75
Second Quarter	31.25	24.99	3,324.44	2,395.72
Third Quarter	37.55	29.31	3,676.88	3,119.35
Fourth Quarter	37.58	29.36	3,996.28	3,217.40
Monthly highs and lows
2003
July	32.72	29.31	3,487.86	3,119.35
August	35.45	30.45	3,588.53	3,299.77
September	37.55	29.43	3,676.88	3,202.87
October	32.90	29.36	3,675.78	3,217.40
November	33.30	30.33	3,814.21	3,576.52
December	37.58	31.77	3,996.28	3,752.72
2004
January	39.57	35.62	4,175.48	3,969.04
February (through February 13, 2004)	38.54	36.29	4,150.56	4,007.87

        On February 13, 2004, the closing sales price for our ordinary shares on Xetra was [EURO]36.62. This price was equivalent to $46.69 per ordinary share, translated at the noon buying rate for euros on that date.

        Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2003 was 6.1 million. As of December 31, 2003, the market capitalization of our company on the Frankfurt Stock Exchange was [EURO]37.5 billion.

Trading on the New York Stock Exchange

        Official trading of our ordinary shares on the New York Stock Exchange commenced on November 17, 1998.

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per DaimlerChrysler Ordinary Share
	High	Low
	$	$
Annual highs and lows
1999	108.63	65.31
2000	78.69	37.75
2001	52.72	25.60
2002	50.88	29.78
2003	46.85	26.27
Quarterly highs and lows
2002
First Quarter	48.12	35.33
Second Quarter	50.88	42.66
Third Quarter	48.31	32.94
Fourth Quarter	38.72	29.78
2003
First Quarter	33.14	26.27
Second Quarter	35.25	28.55
Third Quarter	40.61	33.67
Fourth Quarter	46.85	34.61
Monthly highs and lows
2003
July	37.12	33.67
August	38.48	34.64
September	40.61	34.56
October	37.92	34.61
November	38.55	36.46
December	46.85	38.37
2004
January	49.85	45.91
February (through February 13, 2004)	47.94	45.79

        On February 13, 2004, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $46.35.

Item 10. Additional Information.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        In connection with the transfer of most of our aerospace activities to EADS in July 2000, Dornier GmbH became an indirect subsidiary of EADS. Some of Dornier's minority shareholders may at any time exchange their shares in Dornier for cash or for our ordinary shares or shares in our subsidiary DaimlerChrysler Luft-und Raumfahrt Holding Aktiengesellschaft which previously held a majority interest in Dornier. One of the Dornier minority shareholders partially exercised this right in 2002 and asked to exchange some of his Dornier shares. At October 21, 2003, the exchange transaction was completed for cash. Those Dornier shareholders who previously exchanged some or all of their Dornier shares for shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft retain the right to exchange these new shares for cash or for our ordinary shares and some of them have already partially exercised this right.

        In 1996, our subsidiary Daimler-Benz Capital (Luxembourg) AG, now known as DaimlerChrysler Luxembourg Capital S.A., issued 4 1/8% bearer notes with accompanying warrants due July 5, 2003. These notes bear a nominal amount of DM 1,000 ([EURO]511) per note. The warrants accompanying each note originally entitled the noteholder to receive 10.254 ordinary shares of our predecessor, Daimler-Benz AG. These shares were to consist in part of shares already issued and in part of newly issued shares. Following the merger of Daimler-Benz with Chrysler, these warrants changed into warrants for our ordinary shares pursuant to Section 23 of the German Transformation Act (Umwandlungsgesetz), and the warrant accompanying each note entitled the noteholder to receive 10.30527 of our ordinary shares. The warrants expired on June 18, 2003. Between January 1 and June 18, 2003, we issued 20,698 ordinary shares as a result of exercises of warrants. On July 5, 2003 we redeemed the remaining outstanding amount of notes of DM 348,024,000 (approx. [EURO]178 million).

        In addition, members of our board of management hold options granted under the stock option plan approved by the shareholders of Daimler-Benz AG in 1996 and under the stock option plan approved by the shareholders of DaimlerChrysler AG in 2000. Under the 2000 stock option plan, we granted options in 2000, 2001, 2002 and 2003. For additional information on shares and options held by members of our supervisory board and our board of management please refer to "Item 6. Directors, Senior Management and Employees — Share Ownership."

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register

        DaimlerChrysler AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). It is registered in the Commercial register (Handelsregister) maintained by the local court in Stuttgart, Germany, under the entry number "HRB 19360."

Corporate Governance

        German stock corporations are principally governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's memorandum and articles of association (Satzung), and may be described generally as follows:

  •
  The Annual General Meeting of Shareholders — ratifies the actions of the corporation's supervisory board and board of management. At the annual general meeting, shareholders approve the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Law (Mitbestimmungsgesetz) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. The annual general meeting must be held within the first eight months of each fiscal year.

  •
  The Supervisory Board — appoints and removes the members of the board of management and oversees the management of the corporation. German law requires that a corporation's articles of association or its supervisory board specify categories of transactions which will require the approval of the supervisory board, though German law prohibits the supervisory board from making management decisions.

  •
  The Board of Management — is responsible for managing our day-to-day business in accordance with the German Stock Corporation Act (Aktiengesetz) and our memorandum and articles of association. The board of management is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board of a corporation at the same time.

        Several of our specific corporate governance provisions are summarized below.

Business Purposes

        As stated in Section 1 of our articles of association, our business purpose is to engage, directly or indirectly, business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business:

  •
  surface vehicles;

  •
  maritime vehicles, aerospace vehicles and other products in the fields of transport, aerospace and marine technology;

  •
  engines and other propulsion systems;

  •
  electronic equipment, machinery and systems;

  •
  communication and information technology;

  •
  financial services of all kinds, insurance brokerage, and

  •
  management and development of real property.

        Our articles authorize us to take all actions that serve the attainment of our business purposes, except that we (DaimlerChrysler AG) are not permitted to carry out directly banking and real property transactions that require a government license.

Directors

        Under German law, our supervisory board members and board of management members owe a duty of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the company's interest, interests of our shareholders, our workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting. According to German law, our supervisory board or board of management members may not receive a loan from us unless approved by our supervisory board, and may not vote on a matter that concerns ratification of his or her own acts or in which he or she has a material interest. Separate from the limitations on loans imposed by German law, the Sarbanes-Oxley Act, which was enacted in the United States in July 2002 and which is also applicable to foreign private issuers such as us, now prohibits almost all loans to directors and executive officers. This prohibition applies to members of our supervisory board and our board of management. The compensation of our supervisory board members is fixed in our articles of association. A change to our articles requires the approval of our shareholders. At the present time, the terms of the members of our supervisory board are not staggered, except that the term of the employee representatives on our supervisory board does not coincide with the term of our shareholder representatives. Supervisory Board members are elected for a maximum of five-year terms, although the annual meeting may specify a shorter term of office for the members elected by the shareholders. For further information about our supervisory board and board of management, please refer to "Item 6. Directors, Senior Management and Employees."

Ordinary Shares

        Our capital stock consists solely of ordinary shares without par value (Stückaktien), which we issue in registered form. Record holders of our ordinary shares are registered in our share register (Aktienregister). Deutsche Bank AG acts as our transfer agent and registrar in Germany and various other countries and administers our share register on our behalf. Our transfer agent and registrar in the United States is The Bank of New York.

        Following is a summary of significant provisions under German law and our articles of association relating to our ordinary shares:

  •
  Capital Increases. In accordance with resolutions passed by our shareholders, we may increase our share capital in consideration of cash or non-cash contributions, or by establishing authorized capital or conditional capital. Authorized capital provides our board of management with the flexibility to issue new shares during a period of up to five years, generally to preserve liquidity. Conditional capital allows the issuance of new shares for specified purposes, including employee stock option plans, mergers, and upon conversion of option bonds and convertible bonds. Authorized and conditional capital increases require an approval by 75% of the issued shares present at the shareholders' meeting at which the increase is proposed. Our articles of association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

  •
  Redemption. Our share capital may be reduced by an amendment of the articles of association approved by 75% of the issued shares present at the shareholders' meeting.

  •
  Preemptive Rights. Our articles of association provide that the preemptive right of shareholders to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

  •
  Liquidation. If we (DaimlerChrysler AG) were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

  •
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

        Our articles of association, in accordance with the German Stock Corporation Act (Aktiengesetz), authorize our board of management, with the approval of our supervisory board, to make an interim payment to shareholders with respect to the unappropriated profit of the prior financial year, if a preliminary closing of the financial statements for that year shows a profit. The interim payment may not exceed 50% of the amount of the foreseeable unappropriated profit, after deducting any amounts required to be added to retained earnings. Furthermore, the interim payment may not exceed 50% of the previous fiscal year's unappropriated profit.

        Our articles of association provide for issuing new shares from capital previously approved by the shareholders. Our articles further provide that such new shares may be entitled to the entire per ordinary share annual dividend for the year in which they are issued.

        Under the transfer agent agreement in place with our U.S. transfer agent, shareholders registered in our share register with addresses in the United States may elect to receive dividends in either euros or U.S. dollars. Unless instructed otherwise, our U.S. transfer agent will convert all cash dividends and other cash distributions it receives with respect to our ordinary shares registered in the U.S. into U.S. dollars before payment to the shareholder. The U.S. transfer agent will reduce the amount distributed by any amounts we or the U.S. transfer agent are required to withhold on account of taxes or other governmental charges.

Voting Rights

        Each of our ordinary shares represents one vote. German law does not permit cumulative voting. Our articles of association provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law. German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

  •
  changing the objects and purposes provision in the articles of association;

  •
  approving authorized and conditional capital increases and capital decreases;

  •
  excluding preemptive rights of shareholders to subscribe for new shares;

  •
  dissolving our company;

  •
  merging into, or consolidating with, another stock corporation;

  •
  transferring all or virtually all of our assets; and

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the disposition of unappropriated profit and the independent auditor proposed by the audit committee. Our shareholders also elect their representatives to our supervisory board at the annual general meeting for terms of up to five years.

        If a shareholder wants to participate and vote at any of our meetings, the shareholder must be registered in the share register on the meeting date and must also have notified us no later than the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders may vote their shares by proxy after having conferred a power of attorney by signing and returning the proxy card mailed to them or via the Internet in advance of the meeting. We mail a meeting notice to our shareholders which includes a proxy card, an agenda describing the items to be voted on at the meeting, and a short form of our annual report. As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

        Amendments to our articles of association and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least [EURO]500,000 of the company's capital stock.

Change in Control

        Our articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control or that would only apply in the context of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. On January 1, 2002, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Supervisory Authority for Securities (Bundesanstalt für Finanzdienstleistungsaufsicht) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within their general authority under the German Stock Corporation Act (Aktiengesetz). The board of management may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

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

Basis of Potential Claims

        Claims against members of our supervisory board or board of management may be asserted on behalf of DaimlerChrysler AG if the shareholders' meeting so resolves by simple majority or upon request of shareholders holding in the aggregate at least 10% of the issued shares. The shareholders' meeting or a court of competent jurisdiction, upon request by shareholders holding in the aggregate at least 10% (under special circumstances 5%) of the issued shares or shares representing at least [EURO]1,000,000 (under special circumstances [EURO]500,000) of our capital stock must then appoint a special representative to pursue such a claim.

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code. The Code, which was issued in 2002, and amended in May 2003, by a government appointed commission, recommends specific governance practices. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the Code's recommendations have been and are being met by the company and if not, which recommendations have not been or are not being applied. Our supervisory board and board of management issued a statement declaring that we comply with the Corporate Governance Code, subject to the exceptions identified in the declaration. For shareholders and others who may wish to read the English translation of the declaration, we have filed it as an exhibit to this annual report and also made it available on our website at www.daimlerchrysler.com/corpgov_e.

EXCHANGE CONTROLS

        The euro is a fully convertible currency. There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions (except in limited embargo circumstances) that would prevent us from transferring capital or paying dividends or other payments to our shareholders who are non-residents of Germany. There are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers.

TAXATION

        In this section we discuss the material United States federal income and German tax consequences to you if you:

  •
  are a beneficial owner of some of our ordinary shares;

  •
  are a resident of the United States for purposes of the United States — Germany income tax treaty (the "Income Tax Treaty"), which generally includes: an individual United States resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries;

  •
  are holding some of our ordinary shares as a capital asset;

  •
  are not holding any of our ordinary shares as part of the business property of your permanent establishment in Germany or, if you are an individual, as part of your fixed base in Germany that you use to perform independent personal services; and

  •
  are not subject to the limitation on benefits restrictions in the Income Tax Treaty, if you are not an individual.

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

Withholding Tax on Dividends

        German law requires German corporations, including DaimlerChrysler AG, to withhold German tax on dividends paid to non-resident stockholders at a total rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge). You can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty.

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

        Thus, each $1,000 of gross dividend paid to you will be subject to a German withholding tax of $211, of which $61 may be refunded to you under the Income Tax Treaty. Assuming you receive the $61 refund, you will receive in total $850 of cash for each $1,000 of gross dividend ($789 directly and $61 by way of refund). The United States federal income tax rules will treat you as if you received a total dividend of $1,000, and you will have to include $1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law.

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

Withholding Tax Refund Procedures

  Simplified Refund Procedures

        If you are a record holder of our ordinary shares who is registered in our share register, our U.S. transfer agent, The Bank of New York, will initially receive your dividends and will then distribute them to you. The U.S. transfer agent will also assist you in obtaining the refund of German withholding tax under the Income Tax Treaty. These arrangements may be amended or revoked at any time in the future.

        The U.S. transfer agent will prepare a German claim for refund on your behalf and file it electronically with the German tax authorities. In order for the U.S. transfer agent to file this claim for refund, the U.S. transfer agent will prepare and mail to you, and request that you sign and return to the U.S. transfer agent:

  •
  a statement authorizing the U.S. transfer agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes you receive; and

  •
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

  Other Refund Procedures

        If you are not eligible for the simplified refund procedures discussed above, you must submit a special claim for refund to the German tax authorities to request your refund of German withholding tax. You have to include with your claim the original or a certified copy of the bank voucher that you received from the U.S. transfer agent. This voucher must show the amount of tax that was withheld. You must submit your claim within four years from the end of the calendar year in which you received the dividend. You can obtain a form for your claim for refund from the German tax authorities at the same address where you will have to file your claim, which is: Bundesamt für Finanzen, 53221 Bonn, Germany. Alternatively, you may obtain the form from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998; alternatively, you can download the form from the following website: http://www.bff-online.de/Steuer_Vordrucke/KSt_KapSt/AntragErstattungKapE_USA.pdf.

        You must also submit to the German tax authorities a certification (IRS Form 6166) of your last filed United States federal income tax return. You can obtain this certification from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service — Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. You

can obtain additional information, including IRS Publication 686, which describes the procedures for obtaining this certification, from the Internal Revenue Service website at http://www.irs.gov/pub/irs-pdf/p686.pdf. You must make requests for certification in writing and include your name, social security number or employer identification number, tax return form number, country requesting the certification, and you must identify the tax period for which you request certification. The Internal Revenue Service will send the certification directly to the German tax authorities if you authorize the Internal Revenue Service to do so. This certification remains valid for three years, and you need only resubmit it in a fourth year if you would like to apply for a refund after the initial three-year period ends.

Reduced United States Tax Rate for Certain Dividends

        Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is reduced to 15%. The reduced maximum rate applies to eligible dividends received after December 31, 2002 and before January 1, 2009. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations. A foreign corporation is a qualified foreign corporation for these purposes if:

  1.
  it is eligible for benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service determines is satisfactory for these purposes and that includes an exchange of information program, or

  2.
  the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

In addition, to qualify for the reduced rate, the share of stock on which the dividend is paid must be held more than 60 days in the 120-day period beginning 60 days before the ex-dividend date and the stockholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

        Special rules for determining a taxpayer's foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those of Internal Revenue Code section 904(b)(2)(B) concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income.

  Applicability to the 2003 DaimlerChrysler Dividend

        For individual shareholders subject to United States federal income taxation on the 2003 DaimlerChrysler dividend paid on April 10, 2003, to shareholders of record on April 9, 2003, DaimlerChrysler is considered a qualified foreign corporation under either condition above. To qualify for the reduced maximum tax rate on dividend income, a share of stock must have been held more than 60 days during the period February 8, 2003 through June 7, 2003.

        Form 1099-DIV for 2003 will report the gross amount of DaimlerChrysler dividends in Box 1b (Qualified dividends). Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the DaimlerChrysler dividend.

Taxation of Capital Gains

        The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of your DaimlerChrysler ordinary shares.

        If you sell or otherwise dispose of your DaimlerChrysler ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in those shares. If you are an individual and you have held the DaimlerChrysler ordinary shares more than 12 months, the capital gain will generally be subject to a maximum United States federal income tax rate of 15%.

German Capital Tax (Vermögensteuer)

        As a result of a judicial decision, the German capital tax (Vermögensteuer) is not imposed at the present time. In addition, under the Income Tax Treaty you would not have to pay German capital tax (Vermögensteuer) even if it were currently in effect.

Other German Taxes

        There are no German transfer, stamp or other similar taxes that apply to you in connection with receiving, purchasing, holding or selling our ordinary shares.

DOCUMENTS ON DISPLAY

        You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission's website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. We seek to manage and control these market risks primarily through our regular operating and financing activities, but, when we deem it appropriate, we use derivative financial instruments. We evaluate these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

        We also hold investments in equity securities, but only to a minor extent. The corresponding market risk in 2003 was not, and is not currently, material to us. Thus, we are not presenting the value-at-risk figures for our remaining equity price risk. Please refer to Note 32 to our Consolidated Financial Statements for additional information. According to international banking standards we do not include investments in equity securities, which we classify as long term investments in our equity price risk assessment. To a minor degree, we are also exposed to market price risks associated with the purchase of some commodities. When we deem it necessary, we use derivative instruments to reduce this risk. The risk resulting from derivative commodity instruments is not significant to us.

        Any market sensitive instruments, including equity and interest bearing securities, that our pension plans hold are not included in this quantitative or qualitative analysis. Please refer to Note 25a to our Consolidated Financial Statements for additional information regarding our pension plans.

        As part of our risk management control systems we employ value-at-risk analyses as recommended by the Bank for International Settlements. In performing these analyses we quantify our market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices, on a continuous basis by predicting the potential maximum loss (or worst loss) over a target time horizon within a given confidence interval. The value-at-risk calculations we employ:

  •
  express potential losses in fair values;

  •
  are based on the variance-covariance approach; and

  •
  assume a 99% confidence level and a holding period of five days.

        When we calculate the value-at-risk of our portfolio of financial instruments, we first compute the current fair value of these financial instruments. We then determine the impact of relevant market risk factors, such as foreign currency exchange rates or interest rates, on our portfolio value, which means we quantify the sensitivity of our portfolio to these factors. Based on expected volatilities and correlations of these market risk factors which we obtain from the RiskMetrics™ dataset, we compute potential changes of the portfolio value by applying the variance-covariance approach. The variance-covariance approach is a statistical method used to quantify the joint impact of all relevant market risk factors on the portfolio value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, we obtain our value-at-risk. The 99% confidence level and the five-day holding period indicate that there is only a 1% historical statistical probability that the value-at-risk will be exceeded by losses within the next five days.

        In accordance with the organizational standards of the international banking industry, we maintain our risk management control systems independent of our corporate treasury and with a separate reporting line. Please also refer to Note 32 to our Consolidated Financial Statements for additional information regarding our exposure to these market risks and the various activities and instruments we use to manage them.

EXCHANGE RATE RISK

Transaction Risk and Currency Risk Management

        The global nature of our businesses exposes our operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the dollar, the euro, and other world currencies. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we incur the costs of generating those revenues. Once we convert the revenues into the currency in which we incur the costs, the revenues may be inadequate to cover the costs if the value of the currency in which we generated the revenues declined in the interim relative to the currency in which we incurred the costs. This risk exposure primarily affects our Mercedes Car Group segment, which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Commercial Vehicles segment is also subject to transaction risk; however, because of its global production network only to a minor degree. Our Chrysler Group segment generates almost all its revenues and incurs most of its costs in dollars. Therefore, the transaction risk of this segment is relatively low compared to that of the Mercedes Car Group segment. Our Other Activities segment was exposed to transaction risk primarily as a result of the dollar exposure of the aircraft engine business which we conducted through MTU Aero Engines. On December 31, 2003, we sold our MTU Aero Engines business.

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

        In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our exposure to currency risks and we hedge a portion of those risks by using derivative financial instruments. We manage our currency exposure and the use of currency derivatives through our currency committee. Prior to the disposition of our MTU Aero Engines business, our currency committee consisted of two separate sub-groups - one for our vehicle businesses and one for our MTU Aero Engines business. Each sub-group consisted of members of senior management from the respective business as well as managers from our corporate treasury and risk controlling departments. Since January 1, 2004, our currency committee has consisted exclusively of those members who previously formed the sub-group responsible for our vehicle businesses.

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

        The following table shows the period-end, high, low and average value-at-risk figures for our 2003 and 2002 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis.

	2003				2002
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	([EURO] in millions)
Exchange Rate Risk	381	430	381	398	236	431	212	304

        The average and period-end values-at-risk of our derivative financial instruments used to hedge exchange rate risk increased in 2003, primarily as a result of higher foreign exchange rate volatilities and an increased foreign exchange derivatives' volume.

Effects of Currency Translation

        Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros so that we can include their financial results in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation of both revenues and operating income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

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

        The following table shows the period-end, high, low and average value-at-risk figures for our 2003 and 2002 portfolio of interest rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

	2003				2002
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	([EURO] in millions)
Interest Rate Risk	115	174	115	148	157	334	97	185

        In 2003, the average and period-end values-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily due to less volatile interest rates and a reduced mismatch in terms of interest rate maturities between both, the receivables from our leasing and sales financing business and the respective funding of that business.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. The chairman of our board of management and the member of the board of management responsible for Finance & Controlling, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003, to achieve their intended objectives.

        There have not been any changes in our internal control over financial reporting during fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

        Our supervisory board has determined that Mr. Bernhard Walter is an "audit committee financial expert."

Item 16B. Code of Ethics.

        In July 2003 our supervisory board adopted our Code of Ethics, a code that applies to members of the board of management, including its chairman and the responsible member for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at www.daimlerchrysler.com/corpgov_e.

Item 16C. Principal Accountant Fees and Services.

        In the annual meeting held on April 9, 2003, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, to serve as our independent auditors for the 2003 fiscal year. For additional information regarding the appointment of our independent auditors please refer to "Item 6. Directors, Senior Management and Employees." KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2003	2002
	([EURO] in millions)
Audit Fees	34.0	31.4
Audit-Related Fees	7.2	13.0
Tax Fees	6.2	6.2
All Other Fees	2.7	0.2

Total	50.1	50.8

        "Audit Fees" are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. "Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services. Fees disclosed under the category "All Other Fees" are mainly related to our project "Internal Control over Financial Reporting" implementing the requirements of Section 404 of Sarbanes-Oxley Act of 2002. This category also includes training and other immaterial support services.

Audit Committee's pre-approval policies and procedures

        Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description under the heading "Supervisory Board" in "Item 6. Directors, Senior management and Employees." In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service, Tax Consulting Services, and Other Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2003 fiscal year for non-audit services in certain categories.

        Our Chief Accounting Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee's chairman on a case-by-case basis. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements and schedule on pages F-i, F-1 through F-90.

        We expect to file additional financial information regarding our equity investee European Aeronautic Defence and Space Company EADS N.V. (EADS) as an amendment to this annual report in order to comply with Rule 3-09 of Regulation S-X. We expect to file such amendment no later than June 30, 2004. The amendment will be available through the Securities and Exchange Commission's web site at www.sec.gov and DaimlerChrysler's web site at www.daimlerchrysler.com shortly after its filing with the Commission. We have included summarized financial information about EADS in Note 3 to our Consolidated Financial Statements.

Item 19. Exhibits.

We have filed the following documents as exhibits to this annual report:
1.1	Memorandum and Articles of Association (Satzung) of DaimlerChrysler AG as amended to date.
2.1	The total amount of long-term debt securities of DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of DaimlerChrysler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2003, as defined in Regulation S-X, §210.1-02(w): See "Significant Subsidiaries" in "Item 4. Information on the Company."
12.1	Certification of the Chairman of the Board of Management pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management responsible for Finance & Controlling pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Independent Auditors' Consent of KPMG Deutsche Treuhand-Gesellschaft AG.
99.1	Declaration by the Board of Management and Supervisory Board of DaimlerChrysler AG pursuant to §161 of the Joint Stock Corporation Act (AktG) regarding the German Corporate Governance Code in effect as of May 21, 2003.
99.2	Letter from the German Secretary of Transport, Building and Housing to the members of the Toll Collect consortium, dated February 17, 2004.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 19, 2004

DAIMLERCHRYSLER AG
By:
/s/ JÜRGEN E. SCHREMPP Prof. Jürgen E. Schrempp Chairman of the Board of Management
By:
/s/ MANFRED GENTZ Dr. Manfred Gentz Member of the Board of Management Finance & Controlling

DAIMLERCHRYSLER AG
Index to Consolidated Financial Statements

F-i

Independent Auditor`s Report

The Supervisory Board
DaimlerChrysler AG:

        We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

        As described in Note 1 to the consolidated financial statements, DaimlerChrysler changed its method of accounting for stock-based compensation in 2003. As described in Notes 1, 2 and 11 to the consolidated financial statements, DaimlerChrysler also adopted the required portions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51," in 2003. As described in Note 11 to the consolidated financial statements, DaimlerChrysler adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

KPMG Deutsche Treuhand-Gesellschaft AG

Stuttgart, Germany
February 18, 2004

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

		Consolidated
		Year ended December 31,
(in millions, except per share amounts)	Note	2003 (Note 1)	2003	2002	2001

Revenues	34.	$171,870	[EURO]136,437	[EURO]147,368	[EURO]150,386

Cost of sales	5.	(138,474)	(109,926)	(119,624)	(126,247)

Gross margin		33,396	26,511	27,744	24,139

Selling, administrative and other expenses	5.	(22,388)	(17,772)	(18,166)	(18,235)

Research and development		(7,018)	(5,571)	(5,942)	(5,848)

Other income (therein gain on issuance of related company stock of [EURO]24 in 2003)	6.	899	713	777	1,201

Turnaround plan expenses — Chrysler Group	7.	(591)	(469)	(694)	(3,064)

Income (expense) before financial income		4,298	3,412	3,719	(1,807)

Impairment of investment in EADS		(2,469)	(1,960)	—	—

Other financial income (expense), net (therein gain on issuance of associated company stock of [EURO]747 in 2001)		(1,078)	(856)	2,206	153

Financial income (expense), net	8.	(3,547)	(2,816)	2,206	153

Income (loss) before income taxes		751	596	5,925	(1,654)

Income tax benefit (expense)	9.	(1,234)	(979)	(1,115)	849

Minority interests		(44)	(35)	(15)	42

Income (loss) from continuing operations		(527)	(418)	4,795	(763)

Income from discontinued operations, net of taxes	10.	18	14	82	101

Income on disposal of discontinued operations, net of taxes	10.	1,111	882	—	—

Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes	11.	(38)	(30)	(159)	—

Net income (loss)		564	448	4,718	(662)

Earnings (loss) per share	35.

Basic earnings (loss) per share

Income (loss) from continuing operations		(0.52)	(0.41)	4.76	(0.76)

Income from discontinued operations		0.01	0.01	0.08	0.10

Income on disposal of discontinued operations		1.10	0.87	—	—

Cumulative effects of changes in accounting principles		(0.04)	(0.03)	(0.16)	—

Net income (loss)		0.55	0.44	4.68	(0.66)

Diluted earnings (loss) per share

Income (loss) from continuing operations		(0.52)	(0.41)	4.74	(0.76)

Income from discontinued operations		0.01	0.01	0.08	0.10

Income on disposal of discontinued operations		1.10	0.87	—	—

Cumulative effects of changes in accounting principles		(0.04)	(0.03)	(0.15)	—

Net income (loss)		0.55	0.44	4.67	(0.66)

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2003	2002	2001	2003	2002	2001	(in millions, except per share amounts)

[EURO]122,397	[EURO]131,668	[EURO]133,533	[EURO]14,040	[EURO]15,700	[EURO]16,853	Revenues

(98,937)	(106,443)	(111,195)	(10,989)	(13,181)	(15,052)	Cost of sales

23,460	25,225	22,338	3,051	2,519	1,801	Gross margin

(16,374)	(16,451)	(16,660)	(1,398)	(1,715)	(1,575)	Selling, administrative and other expenses

(5,571)	(5,942)	(5,848)	—	—	—	Research and development

661	709	1,149	52	68	52	Other income (therein gain on issuance of related company stock of [EURO]24 in 2003)

(469)	(694)	(3,064)	—	—	—	Turnaround plan expenses — Chrysler Group

1,707	2,847	(2,085)	1,705	872	278	Income (expense) before financial income

(1,960)	—	—	—	—	—	Impairment of investment in EADS

(799)	2,325	145	(57)	(119)	8	Other financial income (expense), net (therein gain on issuance of associated company stock of [EURO]747 in 2001)

(2,759)	2,325	145	(57)	(119)	8	Financial income (expense), net

(1,052)	5,172	(1,940)	1,648	753	286	Income (loss) before income taxes

(352)	(738)	815	(627)	(377)	34	Income tax benefit (expense)

(30)	(12)	44	(5)	(3)	(2)	Minority interests

(1,434)	4,422	(1,081)	1,016	373	318	Income (loss) from continuing operations

14	82	101	—	—	—	Income from discontinued operations, net of taxes

882	—	—	—	—	—	Income on disposal of discontinued operations, net of taxes

(30)	(124)	—	—	(35)	—	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes

(568)	4,380	(980)	1,016	338	318	Net income (loss)

						Earnings (loss) per share

						Basic earnings (loss) per share

—	—	—	—	—	—	Income (loss) from continuing operations

—	—	—	—	—	—	Income from discontinued operations

—	—	—	—	—	—	Income on disposal of discontinued operations

—	—	—	—	—	—	Cumulative effects of changes in accounting principles

—	—	—	—	—	—	Net income (loss)

						Diluted earnings (loss) per share

—	—	—	—	—	—	Income (loss) from continuing operations

—	—	—	—	—	—	Income from discontinued operations

—	—	—	—	—	—	Income on disposal of discontinued operations

—	—	—	—	—	—	Cumulative effects of changes in accounting principles

—	—	—	—	—	—	Net income (loss)

1  Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Balance Sheets

		Consolidated			Industrial Business[1]		Financial Services[1]
		At December 31,			At December 31,		At December 31,
(in millions)	Note	2003 (Note 1)	2003	2002	2003	2002	2003	2002

Assets

Goodwill	12.	$2,288	[EURO] 1,816	[EURO] 2,071	[EURO] 1,757	[EURO] 2,009	[EURO] 59	[EURO] 62

Other intangible assets	13.	3,551	2,819	2,855	2,731	2,755	88	100

Property, plant and equipment, net	14.	41,466	32,917	36,269	32,761	36,111	156	158

Investments and long-term financial assets	20.	11,020	8,748	9,291	8,416	8,922	332	369

Equipment on operating leases, net	15.	30,717	24,385	28,243	2,890	3,313	21,495	24,930

Fixed assets		89,042	70,685	78,729	48,555	53,110	22,130	25,619

Inventories	16.	18,830	14,948	15,642	13,560	13,965	1,388	1,677

Trade receivables	17.	7,660	6,081	6,297	5,851	6,005	230	292

Receivables from financial services	18.	66,308	52,638	52,088	—	10	52,638	52,078

Other receivables	19.	19,964	15,848	17,573	11,129	11,159	4,719	6,414

Securities	20.	4,117	3,268	3,293	2,801	2,911	467	382

Cash and cash equivalents	21.	13,878	11,017	9,130	9,719	8,191	1,298	939

Non-fixed assets		130,757	103,800	104,023	43,060	42,241	60,740	61,782

Deferred taxes	9.	3,386	2,688	3,613	2,527	3,496	161	117

Prepaid expenses	22.	1,379	1,095	962	1,002	866	93	96

Total assets (thereof short-term 2003: [EURO]65,051; 2002: [EURO]65,100)		224,564	178,268	187,327	95,144	99,713	83,124	87,614

Liabilities and stockholders' equity

Capital stock		3,317	2,633	2,633

Additional paid-in capital		9,971	7,915	7,819

Retained earnings		36,638	29,085	30,156

Accumulated other comprehensive income		(6,490)	(5,152)	(5,604)

Treasury stock		—	—	—

Stockholders' equity	23.	43,436	34,481	35,004	26,361	26,384	8,120	8,620

Minority interests		592	470	432	454	414	16	18

Accrued liabilities	25.	49,345	39,172	43,622	38,439	42,619	733	1,003

Financial liabilities	26.	95,347	75,690	79,283	11,779	12,372	63,911	66,911

Trade liabilities	27.	14,591	11,583	12,171	11,359	11,935	224	236

Other liabilities	28.	11,091	8,805	8,843	6,030	6,152	2,775	2,691

Liabilities		121,029	96,078	100,297	29,168	30,459	66,910	69,838

Deferred taxes	9.	3,447	2,736	2,312	(3,377)	(4,425)	6,113	6,737

Deferred income	29.	6,715	5,331	5,660	4,099	4,262	1,232	1,398

Total liabilities (thereof short-term 2003: [EURO]70,542; 2002: [EURO]72,673)		181,128	143,787	152,323	68,783	73,329	75,004	78,994

Total liabilities and stockholders' equity		224,564	178,268	187,327	95,144	99,713	83,124	87,614

1  Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive income (loss)
(in millions of [EURO])	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total

Balance at January 1, 2001	2,609	7,299	29,461	3,285	198	(408)	(22)	—	42,422

Net loss	—	—	(662)	—	—	—	—	—	(662)
Other comprehensive income (loss)	—	—	—	565	(137)	71	(884)	—	(385)

Total comprehensive loss									(1,047)

Stock based compensation	—	20	—	—	—	—	—	—	20
Purchase of capital stock	—	—	—	—	—	—	—	(66)	(66)
Re-issuance of treasury stock	—	—	—	—	—	—	—	66	66
Dividends	—	—	(2,358)	—	—	—	—	—	(2,358)

Balance at December 31, 2001	2,609	7,319	26,441	3,850	61	(337)	(906)	—	39,037

Net income	—	—	4,718	—	—	—	—	—	4,718
Other comprehensive income (loss)	—	—	—	(3,238)	(135)	1,402	(6,301)	—	(8,272)

Total comprehensive loss									(3,554)

Stock based compensation	—	57	—	—	—	—	—	—	57
Issuance of shares upon conversion of notes	24	482	—	—	—	—	—	—	506
Purchase of capital stock	—	—	—	—	—	—	—	(49)	(49)
Re-issuance of treasury stock	—	—	—	—	—	—	—	49	49
Dividends	—	—	(1,003)	—	—	—	—	—	(1,003)
Other	—	(39)	—	—	—	—	—	—	(39)

Balance at December 31, 2002	2,633	7,819	30,156	612	(74)	1,065	(7,207)	—	35,004

Net income	—	—	448	—	—	—	—	—	448
Other comprehensive income (loss)	—	—	—	(1,561)	407	1,162	444	—	452

Total comprehensive income									900

Stock based compensation	—	95	—	—	—	—	—	—	95
Issuance of shares upon conversion of notes	—	1	—	—	—	—	—	—	1
Purchase of capital stock	—	—	—	—	—	—	—	(28)	(28)
Re-issuance of treasury stock	—	—	—	—	—	—	—	28	28
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2003	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Consolidated
	Year ended December 31,
(in millions)	2003 (Note 1)	2003	2002	2001

Net income (loss)	$564	[EURO]448	[EURO]4,718	[EURO](662)

Income (loss) applicable to minority interests	44	35	14	(44)

Cumulative effects of changes in accounting principles	38	30	159	—

Gains on disposals of businesses	(1,204)	(956)	(2,645)	(768)

Impairment of investment in EADS	2,469	1,960	—	—

Depreciation and amortization of equipment on operating leases	7,028	5,579	7,244	7,254

Depreciation and amortization of fixed assets	7,354	5,838	6,379	7,022

Change in deferred taxes	811	644	268	(1,058)

Equity (income) loss from associated companies	678	538	16	(97)

Change in financial instruments	202	160	214	(409)

(Gains) losses on disposals of fixed assets/securities	(534)	(424)	(595)	(600)

Change in trading securities	89	71	257	(4)

Change in accrued liabilities	1,279	1,015	3,312	2,825

Turnaround plan expenses — Chrysler Group	591	469	694	3,064

Turnaround plan payments — Chrysler Group	(351)	(279)	(512)	(365)

Changes in other operating assets and liabilities:

— Inventories, net	(369)	(293)	6	(725)

— Trade receivables	(556)	(441)	(305)	620

— Trade liabilities	1,362	1,081	(266)	(1,298)

— Other assets and liabilities	1,285	1,021	(942)	729

CASH PROVIDED BY OPERATING ACTIVITIES	20,780	16,496	18,016	15,484

Purchases of fixed assets:

— Increase in equipment on operating leases	(19,656)	(15,604)	(17,704)	(17,951)

— Purchases of property, plant and equipment	(8,332)	(6,614)	(7,145)	(8,896)

— Purchases of other fixed assets	(382)	(303)	(315)	(655)

Proceeds from disposals of equipment on operating leases	15,055	11,951	15,112	11,042

Proceeds from disposals of fixed assets	810	643	878	1,043

Payments for investments in businesses	(1,286)	(1,021)	(560)	(821)

Proceeds from disposals of businesses	1,523	1,209	5,686	1,680

Additions to receivables from financial services	(135,943)	(107,917)	(123,379)	(130,863)

Repayments of receivables from financial services:

— Finance receivables collected	59,391	47,147	56,083	53,251

— Proceeds from sales of finance receivables	68,975	54,755	58,247	76,662

Acquisitions of securities (other than trading)	(6,519)	(5,175)	(5,305)	(2,151)

Proceeds from sales of securities (other than trading)	6,028	4,785	5,376	3,531

Change in other cash	(169)	(134)	80	142

CASH USED FOR INVESTING ACTIVITIES	(20,505)	(16,278)	(12,946)	(13,986)

Change in commercial paper borrowings and short-term financial liabilities	163	129	2,678	(11,971)

Additions to long-term financial liabilities	20,704	16,436	9,964	26,582

Repayment of financial liabilities	(15,769)	(12,518)	(17,117)	(10,394)

Dividends paid (including profit transferred from subsidiaries)	(1,936)	(1,537)	(1,015)	(2,367)

Proceeds from issuance of capital stock (including minority interests)	55	44	49	75

Purchase of treasury stock	(45)	(36)	(49)	(66)

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	3,172	2,518	(5,490)	1,859

Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(1,347)	(1,069)	(1,195)	276

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)	2,100	1,667	(1,615)	3,633

CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)

AT BEGINNING OF PERIOD	11,463	9,100	10,715	7,082

AT END OF PERIOD	13,563	10,767	9,100	10,715

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2003	2002	2001	2003	2002	2001	(in millions)

[EURO](568)	[EURO]4,380	[EURO](980)	[EURO]1,016	[EURO]338	[EURO]318	Net income (loss)

30	11	(46)	5	3	2	Income (loss) applicable to minority interests

30	124	—	—	35	—	Cumulative effects of changes in accounting principles

(956)	(2,645)	(762)	—	—	(6)	Gains on disposals of businesses

1,960	—	—	—	—	—	Impairment of investment in EADS

609	544	290	4,970	6,700	6,964	Depreciation and amortization of equipment on operating leases

5,735	6,257	6,917	103	122	105	Depreciation and amortization of fixed assets

194	(498)	(1,595)	450	766	537	Change in deferred taxes

539	(78)	(90)	(1)	94	(7)	Equity (income) loss from associated companies

141	205	(365)	19	9	(44)	Change in financial instruments

(424)	(599)	(600)	—	4	—	(Gains) losses on disposals of fixed assets/securities

82	312	3	(11)	(55)	(7)	Change in trading securities

1,098	3,292	2,472	(83)	20	353	Change in accrued liabilities

469	694	3,064	—	—	—	Turnaround plan expenses — Chrysler Group

(279)	(512)	(365)	—	—	—	Turnaround plan payments — Chrysler Group

						Changes in other operating assets and liabilities:

(502)	172	(549)	209	(166)	(176)	— Inventories, net

(500)	(314)	540	59	9	80	— Trade receivables

1,082	(97)	(1,291)	(1)	(169)	(7)	— Trade liabilities

715	(2,187)	(1,444)	306	1,245	2,173	— Other assets and liabilities

9,455	9,061	5,199	7,041	8,955	10,285	CASH PROVIDED BY OPERATING ACTIVITIES

						Purchases of fixed assets:

(3,973)	(4,842)	(3,617)	(11,631)	(12,862)	(14,334)	— Increase in equipment on operating leases

(6,539)	(7,052)	(8,785)	(75)	(93)	(111)	— Purchases of property, plant and equipment

(250)	(250)	(564)	(53)	(65)	(91)	— Purchases of other fixed assets

4,577	4,974	3,951	7,374	10,138	7,091	Proceeds from disposals of equipment on operating leases

606	828	991	37	50	52	Proceeds from disposals of fixed assets

(967)	(532)	(801)	(54)	(28)	(20)	Payments for investments in businesses

1,179	5,168	1,456	30	518	224	Proceeds from disposals of businesses

—	232	207	(107,917)	(123,611)	(131,070)	Additions to receivables from financial services

						Repayments of receivables from financial services:

—	—	—	47,147	56,083	53,251	— Finance receivables collected

—	—	—	54,755	58,247	76,662	— Proceeds from sales of finance receivables

(4,963)	(5,250)	(1,931)	(212)	(55)	(220)	Acquisitions of securities (other than trading)

4,687	5,283	2,381	98	93	1,150	Proceeds from sales of securities (other than trading)

(207)	(191)	267	73	271	(125)	Change in other cash

(5,850)	(1,632)	(6,445)	(10,428)	(11,314)	(7,541)	CASH USED FOR INVESTING ACTIVITIES

(1,392)	971	1,724	1,521	1,707	(13,695)	Change in commercial paper borrowings and short-term financial liabilities

5,469	1,910	3,100	10,967	8,054	23,482	Additions to long-term financial liabilities

(4,229)	(7,696)	(347)	(8,289)	(9,421)	(10,047)	Repayment of financial liabilities

(908)	(434)	(2,356)	(629)	(581)	(11)	Dividends paid (including profit transferred from subsidiaries)

(220)	(227)	(88)	264	276	163	Proceeds from issuance of capital stock (including minority interests)

(36)	(49)	(66)	—	—	—	Purchase of treasury stock

(1,316)	(5,525)	1,967	3,834	35	(108)	CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES

(981)	(1,087)	223	(88)	(108)	53	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)

1,308	817	944	359	(2,432)	2,689	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)

						CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)

8,161	7,344	6,400	939	3,371	682	AT BEGINNING OF PERIOD

9,469	8,161	7,344	1,298	939	3,371	AT END OF PERIOD

1  Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Fixed Assets Schedule

	Acquisition or Manufacturing Costs
(in millions of [EURO])	Balance at January 1, 2003	Currency change	Change in consolidated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2003

Goodwill	3,498	(470)	4	46	(1)	20	3,057
Other intangible assets	3,489	(528)	(21)	662	15	104	3,513

Intangible assets	6,987	(998)	(17)	708	14	124	6,570

Land, leasehold improvements and buildings including buildings on land owned by others	19,358	(1,409)	5	376	545	174	18,701
Technical equipment and machinery	33,820	(3,494)	214	1,321	1,575	1,569	31,867
Other equipment, factory and office equipment	22,380	(2,378)	(158)	1,012	1,732	1,511	21,077
Advance payments relating to plant and equipment and construction in progress	5,666	(728)	(28)	3,965	(3,859)	70	4,946

Property, plant and equipment	81,224	(8,009)	33	6,674	(7)	3,324	76,591

Investments in affiliated companies	1,221	(56)	(296)	220	4	73	1,020
Loans to affiliated companies	94	—	(2)	52	—	90	54
Investments in associated companies	6,339	(159)	41	905	46	1,190	5,982
Investments in related companies	1,258	(17)	(34)	296	(50)	105	1,348
Loans to associated and related companies	296	(25)	(6)	71	—	54	282
Long-term securities	197	4	1	151	—	—	353
Other loans	298	(4)	(1)	180	—	227	246

Investments and long-term financial assets	9,703	(257)	(297)	1,875	—	1,739	9,285

Equipment on operating leases	38,090	(4,247)	40	15,604	(7)	17,032	32,448

The consolidated fixed assets schedule is part of the Notes to the Consolidated Financial Statements.

Depreciation/Amortization							Book Value[1]
Balance at January 1, 2003	Currency change	Change in consoli- dated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002	(in millions of [EURO])

1,427	(187)	4	1	—	4	1,241	1,816	2,071	Goodwill
634	(59)	(14)	178	7	52	694	2,819	2,855	Other intangible assets

2,061	(246)	(10)	179	7	56	1,935	4,635	4,926	Intangible assets

8,830	(509)	31	684	(14)	91	8,931	9,770	10,528	Land, leasehold improvements and buildings including buildings on land owned by others
21,729	(1,891)	(163)	2,647	(32)	1,565	20,725	11,142	12,091	Technical equipment and machinery
14,282	(1,364)	(144)	2,510	44	1,391	13,937	7,140	8,098	Other equipment, factory and office equipment
114	(19)	—	—	(5)	9	81	4,865	5,552	Advance payments relating to plant and equipment and construction in progress

44,955	(3,783)	(276)	5,841	(7)	3,056	43,674	32,917	36,269	Property, plant and equipment

139	(2)	31	43	—	9	202	818	1,082	Investments in affiliated companies
7	—	1	—	—	—	8	46	87	Loans to affiliated companies
—	—	—	—	—	—	—	5,982	6,339	Investments in associated companies
244	(1)	—	1	—	16	228	1,120	1,014	Investments in related companies
13	—	1	22	—	—	36	246	283	Loans to associated and related companies
—	—	—	—	—	—	—	353	197	Long-term securities
9	(1)	—	55	—	—	63	183	289	Other loans

412	(4)	33	121	—	25	537	8,748	9,291	Investments and long-term financial assets

9,847	(1,066)	—	5,579	—	6,297	8,063	24,385	28,243	Equipment on operating leases

1  Currency translation changes with period end rates.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements

BASIS OF PRESENTATION

1. Summary of Significant Accounting Policies

        General — The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in euros ("[EURO]") and, for the year 2003 amounts, also in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of [EURO]1 = $1.2597, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003.

        Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation and to reflect presentation requirements with respect to discontinued operations (see Note 10).

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

        Use of Estimates — Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Significant items related to such estimates and assumptions include recoverability of investments in equipment on operating leases, collectibility of sales financing and finance lease receivables, realizability of investments in associated companies, warranty obligations, sales incentive obligations, valuation of derivative instruments, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

        DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, further adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates and interest rates; significant legal proceedings and environmental and other government regulations.

        Principles of Consolidation — The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries and certain variable interest entities, to the extent required at December 31, 2003, for which DaimlerChrysler is determined to be the primary beneficiary (see section "New Accounting Standards" and Note 2).

        All significant intercompany transactions and balances relating to these majority-owned subsidiaries and variable interest entities have been eliminated.

        Investments in Associated Companies — Significant equity investments in which DaimlerChrysler does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies"), such as the European Aeronautic Defence and Space Company EADS N.V. ("EADS"), Mitsubishi Motors Corporation ("MMC"), or Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") are accounted for using the equity method. Because the financial statements of EADS, MMC and MFTBC are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group's proportionate share of the results of operations of these associated companies are included in DaimlerChrysler's consolidated financial statements on a three month lag.

        The excess of DaimlerChrysler's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill"). Through December 31, 2001, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," investor level goodwill was being amortized on a straight-line basis over 20 years. Subsequent to the adoption of SFAS 142, such investor level goodwill is not being amortized.

        A decline in fair value of any investment in an associated company below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

        Foreign Currencies — The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss). The statements of income (loss) and the statements of cash flows are translated using average exchange rates during the respective periods.

        The assets and liabilities of foreign operations in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses recognized in earnings. Further, for foreign operations in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

        Revenue Recognition — Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales in the period incurred.

        DaimlerChrysler uses price discounts (primarily at the Chrysler Group) to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

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

        When below market rate loans under special financing programs are used to promote sales of vehicles and the Services segment finances the vehicle, the effect of the rate differential at the contract origination date is recorded as unearned income in the consolidated balance sheet. Services amortizes the unearned income balance into earnings using the interest method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

        Sales under which the Group guarantees the minimum resale value of the product principally result in accounting for the transaction as an operating lease with the related revenues and costs deferred at the time of title passage. Revenue from operating leases is recognized on a straight-line basis over the lease term. Revenue on long-term contracts is generally recognized under the percentage-of-completion method based upon contractual milestones or performance.

        Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

        The Group offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the period, if the sum of expected costs for services under the contract exceeds unearned revenue.

        The Group sells significant amounts of finance receivables as asset-backed securities through securitization transactions. The Group sells a portfolio of receivables to a non-consolidated trust and usually remains as servicer for a servicing fee. Servicing fees are recognized on a consistent yield basis over the remaining term of the related receivables sold. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of receivables sold and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sale of finance receivables are recognized in the period in which the sale occurs. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the receivable pool sold is allocated between the portion sold and the portion retained based upon their relative fair values.

        Estimated Credit Losses — DaimlerChrysler determines its allowance for credit losses based on an ongoing systematic review and evaluation performed as part of the credit-risk evaluation process. The evaluation performed considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Other receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated for impairment individually based on the fair value of collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts.

        Valuation of Retained Interests in Sold Receivables — DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. Such retained interests represent the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, expected future credit losses arising from the collection of the sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

        The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a component of accumulated other comprehensive income (loss) until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the estimated cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy. An impairment adjustment to the carrying value of the retained interests is recognized in the period a decline in the estimated cash flows below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered to be other than temporary. Other than temporary impairment adjustments are generally recorded as a reduction of revenue.

        Product Warranties — A liability for the expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of recoveries from suppliers.

        Research and Development and Advertising — Research and development and advertising costs are expensed as incurred.

        Sales of Newly Issued Subsidiary Stock — Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler's percentage ownership ("dilution gains and losses") are recognized in the Group's consolidated statement of income (loss) in the line items "Other income" for gains and "Selling, administrative and other expenses" for losses. DaimlerChrysler also recognizes its share of any dilution gains and losses reported by its investees accounted for under the equity method in the Group's consolidated statement of income (loss) in the line item "Financial income (expense) net."

        Discontinued Operations — The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the Group's statement of income (loss) before extraordinary income (loss) and the cumulative effect of changes in accounting principles for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of the disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished, operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operations, a component must also meet the conditions to be classified as held for sale. Results of discontinued operations are recognized in the period in which they occur.

        Pension and Other Postretirement Plans — The measurement of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the Group's consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds

10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement plans) or (2) the fair value or market-related value of that plan's assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 25a).

        Earnings Per Share — Basic earnings per share is calculated by dividing income (loss) from continuing operations and net income (loss), respectively, by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see Note 35).

        Goodwill and Other Intangible Assets — SFAS 141, "Business Combinations," requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the assets acquired and the liabilities assumed. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

        As a result of the adoption of SFAS 142 as of January 1, 2002, goodwill acquired and intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over its estimated useful life of 3 to 40 years, and assessed for recoverability based on estimated undiscounted future cash flows.

        DaimlerChrysler evaluates the recoverability of its goodwill at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value of their future cash flows. In addition, any recognized intangible asset determined to have an indefinite useful life is tested at least annually for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite. SFAS 142 also requires that intangible assets with estimable useful lives be valued at acquisition cost, amortized over their respective estimated useful lives (2 to 10 years) to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        In connection with the transitional impairment evaluation, SFAS 142 required DaimlerChrysler to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, DaimlerChrysler (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002 and determined that there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

        Companies accounted for by DaimlerChrysler using the equity method, such as EADS and MMC, are also subject to the requirements of SFAS 141 and SFAS 142. DaimlerChrysler's proportionate share of its equity method investees' (primarily EADS) transitional goodwill impairment charge resulting from the adoption of SFAS 142 was [EURO]159 million ([EURO]0.16 per share). This transitional impairment charge and the related per share amount are reported as the cumulative effect of a change in accounting principles in the Group's consolidated statement of income (loss) for the year ended December 31, 2002 (see Note 11).

        Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value less accumulated amortization. Depreciation expense is recognized using either the declining balance method until the straight-line method yields larger expenses or the straight-line method. For German Group companies, depreciation expense for property, plant and equipment placed in service before January 1, 2001, is recognized using either the straight-line method or the declining balance method. Property, plant and equipment placed in service at these German Group companies after December 31, 2000, is depreciated using the straight-line method of depreciation. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. Property, plant and equipment are depreciated over the following useful lives: buildings —10 to 50 years; site improvements —5 to 40 years; technical equipment and machinery —3 to 30 years; and other equipment, factory and office equipment —2 to 33 years.

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

        Leasing — Leasing includes all arrangements that transfer the right to use specified property, plant or equipment for a stated period of time, even if the right to use such property, plant or equipment is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expenses on operating leases, where the Group is lessee, is recognized over the respective lease terms using the straight-line method. Equipment on operating leases, where the Group is lessor, is carried initially at its acquisition or production cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third party information as well as projections based on historical experience about expected resale values for the types of equipment leased.

        Impairment of Long-Lived Assets — The Group adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a significant effect on the Group's consolidated financial statements. In accordance with SFAS 144, long-lived assets held and used, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group's financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value of the asset or group of assets.

        Assets to be disposed of are presented separately in the balance sheet (or disclosed in the notes) and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet (or disclosed in the notes).

        Prior to the adoption of SFAS 144, DaimlerChrysler accounted for long-lived assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

        Non-fixed Assets — Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets to be realized in excess of one year has been disclosed.

        Inventories — Inventories are valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

        Marketable Securities and Investments — Securities and certain investments are accounted for at fair value, if it is readily determinable. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss), net of applicable taxes, until realized. All other securities and investments are recorded at cost. A decline in value of any available-for-sale security below cost that is deemed to be other than temporary results in a deduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

        Cash Equivalents — The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

        Derivative Instruments and Hedging Activities — DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive income (loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

        Further information on the Group's financial instruments is included in Note 32.

        Commitments and Contingencies — Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

        DaimlerChrysler accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

        Deposits from Direct Banking Business — Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

        New Accounting Standards — In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires DaimlerChrysler to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal use of the asset. The Group also records a corresponding asset that is depreciated over the life of the asset to be retired. Subsequent to the initial measurement of the asset retirement obligation, the liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group was required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a significant impact on the Group's consolidated financial statements.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS 146 were effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Group's consolidated financial statements.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects for the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement that contains multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 became effective for DaimlerChrysler in its financial statements beginning July 1, 2003, and DaimlerChrysler applied the consensus prospectively to all transactions occurring after June 30, 2003. The adoption of EITF 00-21 did not have a significant impact on the Group's consolidated financial statements.

        In November 2002, the FASB issued Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN 45 enhances the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002, without significant impact to the Group's consolidated financial statements. The disclosures required by FIN 45 were effective for financial statements of interim and annual periods ending after December 15, 2002 (see Notes 25b and 31).

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in both interim and annual financial statements of the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see Note 24 and table presented below).

        During the second quarter of 2003, DaimlerChrysler adopted the fair value recognition provisions of SFAS 123 prospectively, as permitted by SFAS 148, to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all awards granted prospectively from December 31, 2002, will be measured at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense will be recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, will continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The adoption of the fair value based method for awards granted in April 2003 resulted in additional compensation expense in the Group's statement of income (loss) of [EURO]37 million for 2003, ([EURO]23 million, net of taxes, or [EURO]0.02 per share, respectively). The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Net income (loss)	448	4,718	(662)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	81	47	22
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(164)	(161)	(94)

Pro forma net income (loss)	365	4,604	(734)

Earnings (loss) per share (in [EURO]):
Basic	0.44	4.68	(0.66)
Basic — pro forma	0.36	4.57	(0.73)
Diluted	0.44	4.67	(0.66)
Diluted — pro forma	0.36	4.54	(0.73)

        In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. DaimlerChrysler applied the unmodified provisions of FIN 46R to "special purpose entities" as of December 31, 2003. DaimlerChrysler will apply FIN 46R to all entities that are not "special purpose entities" as of March 31, 2004.

        See Notes 2 and 3 for further information about the impact of FIN 46R on the Group's consolidated financial statements.

        In March 2003, the EITF reached consensuses on the remaining issues of EITF 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold." EITF 02-9 requires the transferor to recognize at fair value financial assets previously sold when control over the financial assets is regained as if the transferor had repurchased the assets, together with a corresponding liability to the transferee. Gain or loss recognition by the transferor is precluded if control is regained over assets sold. EITF 02-9 also applies to any beneficial interest or to qualifying special purpose entities that become non-qualifying. Servicing assets or liabilities and other retained interests continue to be accounted for separately. Loan loss allowances may not be recognized as of the repurchase date. EITF 02-9 is applicable for changes occurring after April 2, 2003, that result in the transferor regaining control over financial assets previously sold. The application of EITF 02-9 did not have a material effect on the Group's consolidated financial statements.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments and hedging activities under SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. However, the provisions of SFAS 149 that relate to Derivative Implementation Group Issues that have been effective for fiscal quarters that began prior to June 15, 2003, shall continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 did not have a significant impact on the Group's consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. SFAS 150 could affect companies' ratios, performance measures and certain stock buy-back programs. DaimlerChrysler applied the provisions of SFAS 150 immediately to all financial instruments entered into or modified after May 31, 2003, and otherwise to all existing financial instruments as of July 1, 2003. The adoption of SFAS 150 did not have a significant impact on the Group's consolidated financial statements.

        In May 2003, the EITF reached a consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases," with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. DaimlerChrysler applied EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning July 1, 2003. Initial adoption of EITF 01-8 did not have a significant impact on the Group's consolidated financial statements.

        In November 2003, the EITF reached a partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The disclosures required by EITF 03-1 are effective for fiscal years ending after December 15, 2003 (see Note 20).

        In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 is applicable to loans and debt securities with characteristics of loans acquired in a transfer (including business combinations) and limits recognition and display of the accretable yield to the excess of cash flows expected to be collected over the initial investment. The SOP prohibits carrying over or creation of valuation allowances at initial recognition. Any subsequent increases in cash flows expected to be collected will be recognized prospectively. Any subsequent decreases will be recognized as impairment. The provisions are effective for loans acquired in fiscal years beginning after December 15, 2004. Impairment provisions apply prospectively for loans existing at December 15, 2004, for fiscal subsequent years. DaimlerChrysler is currently determining the effect from application of SOP 03-3 on the Group's consolidated financial statements.

        In December 2003, the FASB issued SFAS 132 (revised 2003), "Employers' Disclosure about Pensions and Other Postretirement Benefits (revised 2003)—an amendment of FASB Statements No. 87, 88, and 106," which requires additional disclosures about the Group's defined benefit plan and other postretirement plan assets, obligations, net costs, and cash flows. The Group has adopted the new disclosure requirements as of December 31, 2003 (see Note 25a).

2. Scope of Consolidation and Certain Variable Interest Entities

        Scope of Consolidation — DaimlerChrysler comprises 440 (2002: 451) German and non-German subsidiaries as well as 3 companies (variable interest entities) that have been consolidated in accordance with the requirements of FIN 46R. A total of 100 (2002: 102) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2003, 22 subsidiaries were included in the consolidated financial statements for the first time. A total of 33 subsidiaries were no longer included in the consolidated group. The effects of changes in the Group's consolidated balance sheets and the consolidated statements of income (loss) are explained further in the notes to the consolidated financial statements. A total of 327 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the consolidated financial position, results of operations, and cash flows of the Group is not material (2002: 305). The effect of such non-consolidated subsidiaries for all periods presented on consolidated assets, revenues and net income (loss) of DaimlerChrysler was approximately 1%. In addition, 3 (2002: 5) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 71 associated companies (2002: 112) accounted for at cost and recorded under investments in related companies, as these companies are not material to the respective presentation of the consolidated financial position, results of operations or cash flows of the Group.

        Variable Interest Entities — As described in Note 1, DaimlerChrysler applied certain provisions of FIN 46R as of December 31, 2003. The implementation of FIN 46R had the following impact on the Group's consolidated financial statements:

        Consolidated Special Purpose Entities — DaimlerChrysler identified several leasing arrangements that were off-balance in the past and qualify as special purpose entities as defined in FIN 46R. DaimlerChrysler is the primary beneficiary of those structures and, accordingly, consolidated these arrangements effective December 31, 2003. Under these arrangements, variable interest entities were established and owned by third parties. The variable interest entities raised funds by issuing either debt or equity securities to third party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment or re-lease the property and equipment under new terms. Total assets and liabilities of those consolidated entities total [EURO]0.4 billion and [EURO]0.4 billion, respectively, as of December 31, 2003. The cumulative effect of consolidating these special purpose entities on the Group's consolidated statement of income (loss) in 2003 was [EURO]30 million, net of taxes of [EURO]35 million (see Note 11). The assets consist primarily of property, plant and equipment that generally serves as collateral for the entities' long-term borrowings. The creditors of these entities do not have recourse to the general credit of the Group, except to the extent of guarantees provided.

        Arrangements with Bank Conduits — DaimlerChrysler sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are crosscollateralized by the assets held by the entity. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. Although its interest in these variable interest entities is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R. The outstanding balance of receivables sold to conduits as of December 31, 2003, was approximately [EURO]4.4 billion. The corresponding retained interest balance as of December 31, 2003, was approximately [EURO]0.8 billion, which represents the Group's maximum exposure to loss as a result of its involvement with these variable interest entities.

        Other Significant Interests in Investments, Dealerships, and Executory Contracts — Additionally, DaimlerChrysler has equity or other interests in a number of other entities, including investments accounted for using the cost method, dealerships, suppliers, and service providers. While DaimlerChrysler holds significant variable interests in those entities, it does not expect that, upon completing its analysis in the first quarter of 2004, it will conclude that it is the primary beneficiary. Total assets and liabilities of these entities were [EURO]0.3 billion and [EURO]0.3 billion, respectively, as of December 31, 2003. DaimlerChrysler's maximum exposure to loss as a result of its involvement with these companies was [EURO]0.2 billion as of December 31, 2003. Individual associated companies included in the Group's consolidated financial statements using the equity method are also subject to the requirements of FIN 46R at the investee level. Because DaimlerChrysler accounts for its equity in the earnings and losses of certain associated companies such as EADS, MMC, and MFTBC on a three-month lag, the initial impact, if any, of adoption of FIN 46R consolidation requirements for special purpose entities at the investee level for these associated companies will be recognized as the cumulative effect of a change in accounting principle in the Group's consolidated statement of income for the three-month period ending March 31, 2004, and the initial impact of the consolidation requirements for all other variable interest entities in the Group's consolidated statement of income for the three-month period ending June 30, 2004.

3. Significant Investments and Variable Interest Entities Accounted for Under the Equity Method

        Equity Method Investments — At December 31, 2003, the significant investments in companies accounted for under the equity method were the following:

Company	Ownership percentage
European Aeronautic Defence and Space Company EADS N.V.	33.0%
Mitsubishi Motors Corporation	37.0%
Mitsubishi Fuso Truck and Bus Corporation	43.0%

        Further information with respect to the transactions which resulted in the Group's holdings in EADS, MMC and MFTBC is presented in Note 4 (Acquisitions and Dispositions), Note 8 (Financial Income (expense), net) and Note 11 (Cumulative Effects of Changes in Accounting Principles).

        The market values at December 31, 2003, of DaimlerChrysler's investments in EADS and MMC, based on quoted market prices, were [EURO]5,027 million and [EURO]889 million, respectively. Quoted market prices for MFTBC are not available because the shares in MFTBC are not publicly traded.

        The carrying amounts of DaimlerChrysler's investments in EADS, MMC and MFTBC at December 31, 2003 and 2002, are as follows:

	At December 31,
(in millions of [EURO])	2003	2002
EADS	3,583	4,396
MMC	959	1,316
MFTBC[1]	831	—

1
Acquisition in 2003. DaimlerChrysler applied the equity method beginning on March 14, 2003 (see Note 4).

        As of September 30, 2003, DaimlerChrysler determined that the decline in market value below the carrying value of its investment in EADS was other-than-temporary. Consequently, DaimlerChrysler reduced the then carrying value of its investment in EADS by [EURO]1.96 billion to its market value, based on the quoted market price, which approximated [EURO]3.5 billion at September 30, 2003 (see Note 8). The impairment charge is included in the Group's consolidated statement of income (loss) in the line item "Financial income (expense), net" in 2003. As a result of the impairment a new cost basis was established.

        The carrying value of DaimlerChrysler's investments in MMC and MFTBC exceeded DaimlerChrysler's share of the underlying reported net assets of these investees by approximately [EURO]546 million and [EURO]105 million, respectively, at December 31, 2003. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2003, by approximately [EURO]1,899 million. These excess amounts are attributable to fair value adjustments at DaimlerChrysler pertaining to certain assets and liabilities of these investee companies, with the remaining portion considered as investor level goodwill.

        The following tables present, on a three month lag, summarized U.S. GAAP financial information for EADS, MMC and MFTBC (amounts shown on a 100% basis in millions of [EURO]) which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS:

         Income statement information1

	2003	2002
Revenues	27,650	28,769
Net income	348	521

        Balance sheet information2

	2003	2002
Fixed assets	27,305	26,254
Non-fixed assets	24,804	19,207

Total assets	52,109	45,461

Stockholders' equity	16,611	13,143
Minority interests	1,717	942
Accrued liabilities	8,055	8,262
Other liabilities	25,726	23,114

Total liabilities and stockholders' equity	52,109	45,461

1
For the period October 1 to September 30.

2
Balance sheet date as of September 30.

MMC:

         Income statement information1

	2003	2002
Revenues	27,129	27,847
Net loss	(759)	(238)

        Balance sheet information2

	2003	2002
Fixed assets	7,287	10,465
Non-fixed assets	10,237	11,971

Total assets	17,524	22,436

Stockholders' equity	1,116	1,422
Minority interests	114	121
Accrued liabilities	4,077	5,039
Other liabilities	12,217	15,854

Total liabilities and stockholders' equity	17,524	22,436

1
For the period October 1 to September 30.

2
Balance sheet date as of September 30.

MFTBC1

         Income statement information2

2003
Revenues	4,948
Net income	130

        Balance sheet information3

2003
Fixed assets	2,531
Non-fixed assets	3,515

Total assets	6,046

Stockholders' equity	1,688
Minority interests	13
Accrued liabilities	1,215
Other liabilities	3,130

Total liabilities and stockholders' equity	6,046

1
Acquisition in 2003. DaimlerChrysler applied the equity method beginning on March 14, 2003.

2
For the period of inception of MFTBC, as a result of the spin-off from MMC, on January 6, 2003, to September 30, 2003 (see Note 4).

3
As of balance sheet date September 30, 2003.

        DaimlerChrysler's equity in the earnings or losses of EADS, MMC and MFTBC, as well as investor-level adjustments such as other-than-temporary impairment charges made by DaimlerChrysler are included in the Group's consolidated statement of income (loss) in the line item "financial income (expense), net" (see Note 8) and are as follows:

(in millions of [EURO])	2003	2002		2001
EADS	(1,845)[1]	281	[2]	686	[3]
MMC	(281)	(88)		(436)
MFTBC[4]	56	—		—

1
Includes [EURO]1.96 billion impairment charge on DaimlerChrysler's investment in EADS (see Note 8).

2
Excludes DaimlerChrysler's proportionate share of EADS transitional goodwill impairment charge of [EURO]114 million resulting from the adoption of SFAS 142 reported in DaimlerChrysler's consolidated statement of income (loss) in the income statement line item "Cumulative effects of changes in accounting principles" (see Note 1 and Note 11).

3
From the issuance of new shares by an EADS subsidiary, DaimlerChrysler recognized its share of a gain in the amount of [EURO]747 million in 2001 (see Note 8).

4
Acquisition in 2003. DaimlerChrysler applied the equity method beginning on March 14, 2003.

        Variable Interest Entities Accounted for Under the Equity Method — DaimlerChrysler holds significant variable interests in a number of associated companies that are not special purpose entities but that could be "variable interest entities." If DaimlerChrysler determines that any of these associated companies are variable interest entities and that it is the primary beneficiary of any of them, such entities will be required to be consolidated by the Group as of March 31, 2004 in accordance with FIN 46R. DaimlerChrysler specifically identified two variable interest entities for which the maximum exposure to loss is considered material from a Group perspective — debis AirFinance ("dAF") and Toll Collect GmbH ("Toll Collect"). DaimlerChrysler has determined, that it is not the primary beneficiary of dAF or Toll Collect and therefore DaimlerChrysler is not required to consolidate them.

        In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in dAF, an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks hold the remaining ownership interests in dAF. dAF's consolidated total assets, financial liabilities, total liabilities, and net shareholders' equity at December 31, 2003 were [EURO]2.6 billion, [EURO]1.8 billion, [EURO]2.5 billion and [EURO]0.1 billion, respectively. dAF's consolidated revenues for the year ended December 31, 2003, were [EURO]0.3 billion. DaimlerChrysler's involvement with dAF consists primarily of its equity interest and also subordinated loans receivable and unsecured loans that have been provided to dAF. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with dAF is primarily limited to the carrying value of its total investments (including loans) in dAF, which was [EURO]0.6 billion at December 31, 2003.

        In December 2002, DaimlerChrysler, Deutsche Telekom AG ("Deutsche Telekom"), and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute") (together the "Consortium") entered into a partnership agreement to develop a system for the electronic collection of tolls and to establish a separate joint venture company to perform under a contract entered into in September 2002 between the consortium and the Federal Republic of Germany to build up and operate a toll collection system for the use of German roadways by certain commercial vehicles. DaimlerChrysler has a 45% equity ownership interest, Deutsche Telekom also holds a 45% equity ownership interest and Cofiroute holds the remaining 10% equity ownership interest in both the partnership and the joint venture company (together "Toll Collect"). Toll Collect's total assets, financial liabilities and total liabilities at December 31, 2003, were [EURO]1.1 billion, [EURO]0.5 billion and [EURO]1.1 billion, respectively. DaimlerChrysler's involvement with Toll Collect is comprised of its equity interest, receivables and certain guarantees. Due to the risks associated with these guarantees, which are described in more detail in Note 31, DaimlerChrysler reduced its investment in Toll Collect to zero, and recorded an additional accrual of [EURO]0.1 billion. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with Toll Collect could exceed the current recognized obligation.

        Furthermore, DaimlerChrysler holds significant variable interests in a number of other associated companies, but determined that it is not the primary beneficiary of those entities. Total assets and total liabilities of these entities amounted to [EURO]0.6 billion and [EURO]0.4 billion as of December 31, 2003, respectively. The maximum exposure to loss arising from DaimlerChrysler's involvement with those entities totaled [EURO]0.3 billion.

4. Acquisitions and Dispositions

        On December 31, 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 100% equity interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis and Roberts & Co. Ltd. ("KKR"), an investment company. The purchase price for the operative business amounted to [EURO]1,450 million. Excluding cash, cash equivalents and debts, which remain at MTU Aero Engines, the net sales price amounted to [EURO]1,052 million. Consideration received by DaimlerChrysler included a note receivable from KKR and cash of [EURO]877 million. Also as a result of this transaction, DaimlerChrysler is obligated to pay a compensation of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, in 2004. DaimlerChrysler realized an after-tax gain of [EURO]882 million from this sale. The operating results and cash flows from MTU Aero Engines' business are included in DaimlerChrysler's consolidated financial statements through December 31, 2003. However the operating results and gain are presented as discontinued operations in accordance with SFAS 144 (see Note 10). The following classes of assets and liabilities were part of this disposal group in 2003: [EURO]366 million fixed assets, [EURO]805 million current assets, [EURO]378 million liabilities and [EURO]863 million accrued liabilities.

        In November 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold a 60% interest in Mercedes-Benz Lenkungen GmbH, its 100% interest in Mercedes-Benz Lenkungen U.S. LLC and its 100% interest in the steering activities of DaimlerChrysler do Brasil Ltda. to ThyssenKrupp Automotive AG ("ThyssenKrupp") for [EURO]42 million in cash. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is subject to put and call options held by DaimlerChrysler and ThyssenKrupp, respectively, of approximately [EURO]28 million. The sales resulted in an aggregate pretax gain of [EURO]11 million which is included in other income of the Commercial Vehicles segment. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is accounted for using the equity method. The following assets and liabilities were part of this disposal group in 2003: [EURO]30.3 million fixed assets, [EURO]114.9 million current assets, [EURO]33.2 million liabilities and [EURO]63.2 million accrued liabilities.

        In September 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 50% interest in CTS Fahrzeug-Dachsysteme GmbH to Porsche AG for [EURO]55 million in cash, resulting in a pretax gain of [EURO]50 million which is included in financial income (expense), net, of the Mercedes Car Group segment. Prior to the sale, DaimlerChrysler accounted for CTS Fahrzeug-Dachsysteme GmbH using the cost method.

        On January 6, 2003, MMC spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"). On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in MFTBC. The final purchase price was [EURO]764 million in cash. Also, on March 14, 2003, ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately [EURO]266 million in cash. As a result of these transactions, MMC now retains a 42% non-controlling interest in MFTBC. DaimlerChrysler allocated [EURO]34 million of the total purchase price of its 43% interest in MFTBC to investor-level goodwill (see Note 12). In addition, [EURO]36 million of the purchase price of the Group's investment in MMC, which was allocated to MFTBC's business during initial equity method accounting of MMC in 2000 and 2001, was allocated to the investment in MFTBC of the Commercial Vehicle segment. DaimlerChrysler accounts for its investment in MFTBC using the equity method (see Note 3). The Group's proportionate share of MFTBC's results are included in the Group's Commercial Vehicles segment. As described in Note 38, on January 15, 2004, DaimlerChrysler entered into a purchase agreement with MMC to acquire an additional 22% equity interest in MFTBC at an expected purchase price of approximately [EURO]0.4 billion in cash. This transaction is dependant on the approval of the individual governmental and antitrust authorities of the countries concerned. The Group expects the transaction to be consummated in March 2004 and to consolidate MFTBC in the second quarter of 2004.

        During 2003, in separate transactions, the Group acquired 11 (2002: 18) dealerships in Europe, none of which were material. The aggregate purchase price paid in these separate acquisitions amounted to [EURO]56 million (2002: [EURO]86 million) and resulted in additions to goodwill of approximately [EURO]26 million (2002: [EURO]61 million).

        In the fourth quarter of 2002, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into an agreement to sell a 51% controlling interest in VM Motori S.p.A. and its 100% ownership interest in Detroit Diesel Motores do Brasil Ltda., both wholly-owned subsidiaries of DaimlerChrysler. The transactions were completed by the fourth quarter of 2003. Based on the agreed purchase price of [EURO]26 million, DaimlerChrysler recorded an impairment charge in 2002 for long-lived assets and goodwill related to the disposal groups and long-lived assets and goodwill to be retained. The total asset impairment and goodwill impairment charges recognized in 2002 were [EURO]1 million and [EURO]40 million, respectively, which are included in other expenses of the Commercial Vehicles segment (see also Note 5). The following assets and liabilities were classified as held-for-sale as of December 31, 2002: fixed assets of [EURO]74 million, current assets of [EURO]48 million, liabilities of [EURO]95 million, and accrued liabilities of [EURO]7 million. DaimlerChrysler accounts for its remaining 49% interest in VM Motori S.p.A. using the equity method.

        In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS, which had been accounted for using the equity method, for [EURO]4,694 million in cash. The sale, which was part of DaimlerChrysler's ongoing strategy to focus on its core automotive business, was consummated in March 2002 with the termination of the information technology joint venture, resulting in a pretax gain of [EURO]2,484 million that is included in the financial income of the Services segment.

        In June 2001, as part of the Group's global commercial vehicle strategy, DaimlerChrysler entered into a commercial vehicle joint venture agreement with Hyundai Motor Company ("HMC"). In the first phase of the commercial vehicle joint venture, the Group and HMC established DaimlerHyundai Truck Corporation ("DHTC"). The Group acquired a non-controlling (50%) interest in DHTC for [EURO]44 million in cash. DaimlerChrysler accounts for its investment in DHTC using the equity method. Because DaimlerChrysler is unable to obtain U.S. GAAP information on a timely basis from DHTC, the Group includes its proportionate share of DHTC's results of operations on a three month lag. DHTC was formed to manufacture and distribute engines and engine parts. DaimlerChrysler expects the start of production in mid 2004. The commercial vehicle joint venture agreement with HMC includes an option for DaimlerChrysler to acquire 50% of the commercial vehicle business of HMC for approximately [EURO]400 million in cash. Pursuant to this option, which DaimlerChrysler exercised in December 2002, it is intended HMC would contribute its entire commercial vehicle business to a new legal entity. As of December 31, 2003, discussions regarding the formation of the commercial vehicle joint venture between the Group and HMC are still ongoing and the establishment is therefore indefinite. The purpose of the new commercial vehicle joint venture is to design, produce and distribute commercial vehicles above 4 tons gross vehicle weight (GVW), including buses, as well as components for those vehicles. As of December 31, 2003, the Group held a 10% interest in HMC that was acquired in two installments in September 2000 and in March 2001 for approximately [EURO]484 million in cash. DaimlerChrysler accounts for its investment in HMC as an "investment" at fair value. Unrealized gains and losses are recognized without affecting net income as available-for-sale securities.

        Also in June 2001, Volvo AB sold its 3.3% interest in MMC, plus its operational contracts with MMC, to DaimlerChrysler for [EURO]343 million increasing DaimlerChrysler's interest in MMC to 37.3%. As of December 2003, the Group's investment in MMC has been reduced to 37.0% through various rights offerings.

        In April 2001, as part of the Group's strategy to focus on its core automotive business, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]

398 million in cash. The sale resulted in a pretax gain of [EURO]209 million that is included in other income of the Other Activities segment. The following assets and liabilities were included in this disposal group in 2001: [EURO]214 million fixed assets, [EURO]387 million current assets, [EURO]205 million liabilities and [EURO]121 million accrued liabilities. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in the Automotive Electronics activities, which had been accounted for using the equity method, for [EURO]215 million in cash. The sale resulted in a pretax gain of [EURO]128 million that is included in financial income (expense), net, of the Other Activities segment.

        In August 2000, as part of the Group's strategy to focus on its core automotive business, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of its 100% interest in DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The Adtranz sales price of $725 million was received during 2001 (see Note 30). The sale of Adtranz resulted in a pretax gain of [EURO]250 million that is included in other income of the Other Activities segment. The following assets and liabilities were included in this disposal group in 2001: [EURO]945 million fixed assets, [EURO]1,908 million current assets, [EURO]1,076 million liabilities and [EURO]1,213 million accrued liabilities.

Notes to Consolidated Statements of Income (Loss)

5. Functional Costs and Other Expenses

        Selling, administrative and other expenses are comprised of the following:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Selling expenses	11,763	11,981	11,772
Administration expenses	5,351	5,346	5,500
Goodwill amortization and impairments	—	40	184
Other expenses	658	799	779

	17,772	18,166	18,235

        In 2003, selling expenses include advertising costs of [EURO]2,965 million (2002: [EURO]2,811 million, 2001: [EURO]2,944 million).

        In 2003, DaimlerChrysler recognized in accordance with the provisions of SFAS 144 an impairment charge amounting to [EURO]77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil. The charge is included in cost of sales of the Mercedes Car Group segment.

        In 2002, DaimlerChrysler recognized in accordance with the provisions of SFAS 144 an impairment charge amounting to [EURO]201 million. Moderate demand and strong competition in the European market for commercial vehicles resulted in idle capacity at one of the Group's German assembly plants. Consequently, DaimlerChrysler determined that it does not expect to recover the carrying value of certain long-lived assets (primarily manufacturing equipment and tooling) at this plant. The charge is included in cost of sales of the Commercial Vehicles segment.

        In 2002, a goodwill impairment charge of [EURO]40 million was recognized in connection with the contracted sale of controlling interests in two businesses in the Commercial Vehicles segment (see Note 4).

        In October 2002, DaimlerChrysler entered into an agreement to sell to GE Capital a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases, over a period of approximately 12 months. The agreement contained provisions for DaimlerChrysler to receive a share of future payments throughout the remaining terms of the contracts in the portfolio. In connection with the agreement, the Group classified as held-for-sale at December 31, 2002, finance lease receivables with a carrying value of [EURO]493 million and equipment under operating leases with a carrying value of [EURO]40 million. The agreement with GE Capital was not consummated as of December 31, 2002. Due primarily to adverse economic conditions, the Group reassessed the recoverability of its leasing portfolio as of December 31, 2002.

        Based on the results of this reassessment, the Services segment recognized impairment losses of [EURO]191 million in other expenses and [EURO]20 million in cost of sales. DaimlerChrysler consummated the GE Capital transaction in 2003 pursuant to which the Services segment sold finance lease receivables totaling [EURO]113 million and equipment under operating leases totaling [EURO]14 million for cash to GE Capital.

        During 2003, the Group also sold finance lease receivables totaling [EURO]191 million and operate leases totaling [EURO]5 million to other investors. At December 31, 2003, after adjustments for currency translation effects, finance lease receivables of [EURO]98 million and equipment under operating leases totaling [EURO]17 million are classified as held for sale.

        Held for sale and held for use finance lease receivables and equipment under operating leases are classified in the December 31, 2003 and 2002 balance sheets as receivables from financial services and equipment on operating leases, net, respectively.

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

        Following a decision of DaimlerChrysler's Board of Management in the fourth quarter of 2001, DaimlerChrysler, GE Capital and other financial services providers reached an agreement during the six months ended June 30, 2002, to purchase a portion of the DaimlerChrysler's commercial real estate and asset-based lending portfolios in the United States for [EURO]1,260 million. The decision resulted in a charge of [EURO]166 million, which is included in other expenses of the Services segment in 2001.

        As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

        In October 2001, the DaimlerChrysler Board of Management approved a turnaround plan for its North American truck subsidiary Freightliner. The turnaround plan is designed to return Freightliner to sustainable profitability and comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model. The implementation of the turnaround plan resulted in charges of [EURO]310 million, reflecting employee termination benefits of [EURO]83 million, asset impairment charges of [EURO]170 million, and other costs to exit certain activities of [EURO]57 million (see Note 25b). The charges were recorded in cost of sales ([EURO]173 million) and selling, administrative and other expenses ([EURO]137 million) in 2001. Employee termination benefits related to voluntary and involuntary severance measures affected hourly and salaried employees. As a result of the voluntary and involuntary measures, 188 hourly and salaried employees were affected by the plan in 2003 (2002: 1,314 and 2001: 1,484). The amount of employee termination benefit paid was [EURO]2 million in 2003 (2002: [EURO]38 million and 2001: [EURO]20 million).

        Personnel expenses included in the statement of income (loss) are comprised of:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Wages and salaries	18,897	19,701	20,073
Social levies	3,178	3,132	3,193
Net pension cost (see Note 25a)	837	152	630
Net postretirement benefit cost (see Note 25a)	1,290	1,119	1,173
Other expenses for pensions and retirements	85	59	26

	24,287	24,163	25,095

        Number of employees (annual average):

	2003	2002	2001
Hourly employees	226,989	232,304	244,938
Salaried employees	129,656	125,110	122,094
Trainees/apprentices	14,039	13,263	12,512

	370,684	370,677	379,544

        In 2001, 28 people were employed in joint venture companies.

        Information on the remuneration to the current members of the Supervisory Board and the Board of Management is included in Note 37. In 2003, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to [EURO]12.7 million. An amount of [EURO]163.1 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2003, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

6. Other Income

        Other income consists of the following:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Gains of sales of property, plant and equipment	58	48	100
Rental income, other than relating to financial services	110	197	191
Gains on sales of companies	11	—	465
Income from employee leasing programs	71	81	86
Reimbursement of contract costs	17	63	25
Government subsidies	63	56	19
Other miscellaneous items	383	332	315

	713	777	1,201

        Other miscellaneous items consist of reimbursements under insurance policies, income from licenses, reimbursements of certain non-income related taxes and customs duties, income from various employee canteens and other miscellaneous items.

        In 2003, MTU Friedrichshafen GmbH, a fully consolidated company of the Group, created a new company, MTU CFC Solutions GmbH ("MTU CFC"), and contributed all of its fuel cell activities into a new company for 100%

ownership interest. Also in 2003, MTU CFC issued new shares to RWE Fuel Cells GmbH for a capital contribution. MTU Friedrichshafen GmbH did not participate in this increase in share capital causing the ownership interest of MTU Friedrichshafen GmbH in MTU CFC to dilute to 74.9%. As a result of this transaction, DaimlerChrysler realized a gain of [EURO]24 million, which is also included in other miscellaneous income.

7. Turnaround Plan for the Chrysler Group

        The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 included a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salaried employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

        The net charges recorded for the plan in the year ended December 31, 2001 were [EURO]3,064 million ([EURO]1,934 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]2,555 million and [EURO]509 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The initial charges of [EURO]3,047 million were recorded in February 2001 with the approval of the turnaround plan. Additional charges of [EURO]268 million in 2001 resulted from the subsequent impairment and disposal costs associated with a component plant as well as costs for a special early retirement program. The return to income adjustments of [EURO]251 million in 2001 include revisions of estimates based upon information currently available or actual settlements. These adjustments reflect lower than anticipated costs associated with workforce reduction initiatives, including the involuntary severance benefits, and favorable resolution of supplier contract cancellation claims.

        The net charges recorded for the plan in 2002, were [EURO]694 million ([EURO]439 million, net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]680 million and [EURO]14 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

        The net charges recorded for the plan in 2003, were [EURO]469 million ([EURO]288 million, net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]462 million and [EURO]7 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were recorded for costs associated with the closing, significant downsizing or sale of certain manufacturing facilities in 2003, 2004 and 2005, related workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

        The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:

(in millions of [EURO])	Workforce reductions	Asset write-downs	Other costs	Total
Reserve balance at January 1, 2001	—	—	—	—
Initial charges	1,403	836	808	3,047
Additional charges	93	148	27	268
Adjustments	(122)	—	(129)	(251)

Net charges	1,374	984	706	3,064

Payments	(211)	—	(154)	(365)
Amount charged against assets	—	(984)	(63)	(1,047)
Amount recognized by and transferred to the employee benefit plans	(695)	—	—	(695)
Currency translation adjustment	38	—	21	59

Reserve balance at December 31, 2001	506	—	510	1,016

Additional charges	353	269	99	721
Adjustments	(41)	30	(16)	(27)

Net charges	312	299	83	694

Payments	(297)	—	(215)	(512)
Amount charged against assets	—	(299)	(6)	(305)
Amount recognized by and transferred to the employee benefit plans	(152)	—	—	(152)
Currency translation adjustment	(89)	—	(67)	(156)

Reserve balance at December 31, 2002	280	—	305	585

Additional charges	182	234	26	442
Adjustments	27	15	(15)	27

Net charges	209	249	11	469

Payments	(151)	—	(128)	(279)
Amount charged against assets	—	(249)	(3)	(252)
Amount recognized by and transferred to the employee benefit plans	(108)	—	—	(108)
Currency translation adjustment	(32)	—	(37)	(69)

Reserve balance at December 31, 2003	198	—	148	346

        Workforce reduction charges in 2003, 2002 and 2001 relate to early retirement incentive programs ([EURO]69 million, [EURO]160 million and [EURO]725 million, respectively) and involuntary severance benefits ([EURO]140 million, [EURO]152 million and [EURO]649 million, respectively). The voluntary early retirement programs, accepted by 1,827, 3,175 and 9,261 employees in 2003, 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 1,355, 5,106 and 7,174 employees were involuntarily affected by the plan in 2003, 2002 and 2001, respectively. The amount of involuntary severance benefits paid and charged against the liability was [EURO]20 million, [EURO]199 million and [EURO]131 million in 2003, 2002 and 2001, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

        As a result of the planned idling, closing, significant downsizing or sale of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of [EURO]249 million, [EURO]299 million and [EURO]984 million in 2003, 2002 and 2001, respectively. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values.

        The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were previously provided for in the turnaround plan charges.

        In January 2003, DaimlerChrysler Corporation contributed its New Castle machining and forging facility to NC-M Chassis Systems LLC, a joint venture company formed with Metaldyne Corporation ("Metaldyne"). DaimlerChrysler Corporation owned 60% of the common stock of the joint venture company and Metaldyne owned the remaining 40%. In December 2003, Metaldyne exercised its option to purchase DaimlerChrysler Corporation's 60% interest in the NC-M Chassis Systems LLC joint venture company in exchange for cash and Metaldyne subordinated debt and preferred equity securities. Also in 2003, DaimlerChrysler Corporation committed to a plan for the closure, significant downsizing or sale of two other facilities. The exit costs of these actions are provided for in the turnaround plan charges.

        Other costs primarily included supplier contract cancellation and facility deactivation costs.

        The Chrysler Group expects cash payments of $0.3 billion in 2004 for previously recorded charges. The Chrysler Group may recognize charges in 2004 primarily relating to the sale or closure of selected operations.

8. Financial Income (expense), net

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Income from investments of which from affiliated companies [EURO]37 (2002: [EURO]44; 2001: [EURO](2))	37	73	24
Gains, net from disposals of investments and shares in affiliated and associated companies	44	2,645	320
Impairment of investment in EADS	(1,960)	—	—
Write-down of investments and shares in affiliated companies	(44)	(63)	(109)
Income (loss) from companies included at equity	(538)	(17)	97

Income (loss) from investments, net	(2,461)	2,638	332

Other interest and similar income of which from affiliated companies [EURO]20 (2002: [EURO]9; 2001: [EURO]31)	521	720	1,040
Interest and similar expenses of which from affiliated companies [EURO]16 (2002: [EURO]21; 2001: [EURO]21)	(911)	(1,040)	(1,317)

Interest expense, net	(390)	(320)	(277)

Income (loss) from securities and long-term receivables of which from affiliated companies [EURO]1 (2002: [EURO]7; 2001: [EURO]9)	(15)	84	291
Write-down of securities and long-term receivables	(19)	(71)	(16)
Other, net	69	(125)	(177)

Other financial income (loss), net	35	(112)	98

	(2,816)	2,206	153

        DaimlerChrysler recognized an other-than-temporary impairment charge of [EURO]1.96 billion in the Group's consolidated statement of income (loss) for the third quarter of 2003, to write-down its investment in EADS to its quoted market value on that date. On that date, the carrying value of the Group's investment in EADS approximated [EURO]5.5 billion and its fair value (based on quoted market price) approximated [EURO]3.5 billion.

        In 2002, the Group sold its 49.9% interest in T-Systems ITS. This sale resulted in a gain of [EURO]2,484 million, which is included in gains from disposals of investments and shares in affiliated and associated companies (see Note 4).

        In 2001, EADS created a new company, Airbus SAS, and contributed all of its Airbus activities into the new company for a 100% ownership interest. Also in 2001, Airbus SAS issued new shares to BAe Systems in exchange for all of its Airbus activities. As a result of this transaction, EADS' ownership interest in Airbus SAS, which is consolidated by EADS, was diluted to 80%. DaimlerChrysler recognized under U.S. GAAP its share of the gain resulting from the formation of Airbus SAS in the amount of [EURO]747 million in income (loss) from companies included at equity.

        The Group capitalized interest expenses related to qualifying construction projects of [EURO]100 million (2002: [EURO]147 million; 2001: [EURO]275 million).

9. Income Taxes

        Income (loss) before income taxes consists of the following:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Germany	(736)	4,205	4,301
Non-German countries	1,332	1,720	(5,955)

	596	5,925	(1,654)

        The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies. In 2003, the write-down of the investment in EADS of [EURO]1,960 million is also included.

        Income tax expense (benefit) is comprised of the following components:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Current taxes
Germany	766	1,141	705
Non-German countries	(432)	(286)	(512)
Deferred taxes
Germany	172	(441)	642
Non-German countries	473	701	(1,684)

	979	1,115	(849)

        For German companies, the deferred taxes at December 31, 2003, were calculated using a federal corporate tax rate of 25% (2002: 26.5% for deferred taxes which will reverse in 2003 and 25% for deferred taxes which will reverse after 2003; 2001: 25%). Deferred taxes were also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% (2002: 11.842% for deferred taxes which will reverse in 2003 and 12.125% for deferred taxes which will reverse after 2003; 2001: 12.125%). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounted to 38.5% (2002: 39.8% for deferred taxes which will reverse in 2003 and 38.5% for deferred taxes which will reverse after 2003; 2001: 38.5%).

        In 2003, the German government enacted new tax legislation which, among other changes, provides that, beginning January 1, 2004, 5% of dividends received from German companies and 5% from certain gains from the sale of shares in affiliated and unaffiliated companies are no longer tax-free while losses from the sale of shares in affiliated and unaffiliated companies continue to be non-deductible. The change in tax legislation resulted in a deferred tax expense due to the deferred tax liabilities on the unrealized gains. The effect of the increase in the deferred tax liabilities of the Group's German companies was recognized in the year of enactment and as a result, a deferred tax expense of [EURO]64 million was included in the consolidated statement of income (loss) in 2003.

        In 2002, the German government enacted new tax legislation for the purpose of financing the flood disaster which, among other changes, increased the Group's statutory corporate tax rate for German companies from 25% to 26.5%, effective only for the calendar year 2003. The effect of the increase in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment and as a result, a net charge of [EURO]3 million was included in the consolidated statement of income (loss) in 2002.

        The effect of the tax law changes in Germany in 2003 and 2002 are reflected separately in the reconciliations presented below.

        A reconciliation of expected income tax expense (benefit) to actual income tax expense (benefit) determined using the applicable German corporate tax rate for the calendar year of 26.5% (2002 and 2001: 25%) plus a solidarity surcharge of 5.5% on federal corporate taxes payable plus the after federal tax benefit rate for trade taxes of 11.842% (2002 and 2001: 12.125%) for a combined statutory rate of 39.8% in 2003 (2002 and 2001: 38.5%) is as follows:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Expected expense (benefit) for income taxes	237	2,281	(637)
Tax rate differential with non-German countries	(489)	(247)	97
Gains from sales of business interests (T-Systems ITS, TEMIC, Adtranz, debitel)	—	(1,012)	(191)
Trade tax rate differential	(37)	(34)	(54)
Changes in valuation allowances on German deferred tax assets	—	—	29
Non-deductible equity method investment impairment	780	—	—
Tax effect of equity method investments	159	1	(25)
Amortization of non-deductible goodwill	—	—	5
Tax free income and non-deductible expenses	269	178	(99)
Effect of changes in German tax laws	64	3	—
Dividend distribution credit at DCAG	—	(57)	—
Other	(4)	2	26

Actual expense (benefit) for income taxes	979	1,115	(849)

        In 2002, income tax credits from dividend distribution reflected the tax benefit from the 2001 dividend distribution of [EURO]1.00 per Ordinary Share paid in 2002.

        The Group has various open income tax years unresolved with the taxing authorities in various jurisdictions. The open years are either currently under review by certain taxing authorities or not yet under examination. The Group believes it has made adequate liabilities accrued for any future income taxes that may be owed for all open years. Included in the line "tax rate differential with non-German countries" above is a tax benefit and related interest of [EURO]571 million which have resulted in 2003 in connection with agreements reached with the tax authorities in the U.S. on a claim pertaining to additional research and development credits for tax years 1986 through 1998. Included in the line "tax free income and non-deductible expenses" is a tax expense and related interest of [EURO]318 million pertaining primarily to tax costs associated with current year developments resulting from the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998.

        Deferred income tax assets and liabilities are summarized as follows:

	At December 31,
(in millions of [EURO])	2003	2002
Property, plant and equipment	637	611
Investments and long-term financial assets	2,387	2,132
Equipment on operating leases	727	956
Inventories	565	709
Receivables	429	663
Securities	522	28
Net operating loss and tax credit carryforwards	2,996	3,002
Pension plans and similar obligations	3,205	3,424
Other accrued liabilities	4,573	4,938
Liabilities	1,330	1,733
Deferred income	1,069	1,138
Other	77	92

	18,517	19,426
Valuation allowances	(229)	(241)

Deferred tax assets	18,288	19,185

Property, plant and equipment	(3,702)	(3,733)
Equipment on operating leases	(6,333)	(7,855)
Receivables	(3,068)	(2,558)
Securities	(736)	(472)
Prepaid expenses	(366)	(388)
Pension plans and similar obligations	(2,124)	(1,497)
Other accrued liabilities	(166)	(112)
Taxes on undistributed earnings of non-German subsidiaries	(331)	(399)
Liabilities	(1,020)	(567)
Other	(490)	(303)

Deferred tax liabilities	(18,336)	(17,884)

Deferred tax assets (liabilities), net	(48)	1,301

        At December 31, 2003, the Group had corporate tax net operating losses ("NOLs") amounting to [EURO]2,991 million (2002: [EURO]2,346 million), trade tax NOLs amounting to [EURO]40 million (2002: [EURO]2,888 million) and credit carryforwards amounting to [EURO]1,700 million (2002: [EURO]1,788 million). The corporate tax NOLs mainly relate to losses of U.S. companies and are partly limited in their use to the Group. Of the total, corporate tax NOLs amounting to [EURO]126 million expire at various dates from 2005 through 2013, [EURO]2,524 million expire in the year 2023 and [EURO]341 million can be carried forward indefinitely. The credit carryforwards relate to U.S. companies and are partly limited in their use to the Group. Of the total, credit carryforwards amounting to [EURO]58 million expire from 2005 through 2022, [EURO]1,024 million expire in the year 2023 and [EURO]618 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use.

        The valuation allowances on deferred tax assets decreased by [EURO]12 million. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

        Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	At December 31, 2003		At December 31, 2002
(in millions of [EURO])	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	2,688	1,982	3,613	1,714
Deferred tax liabilities	(2,736)	(595)	(2,312)	(1,535)

Deferred tax assets (liabilities), net	(48)	1,387	1,301	179

        DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of [EURO]239 million (2002: [EURO]288 million) on [EURO]4,782 million (2002: [EURO]5,760 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of [EURO]92 million (2002: [EURO]111 million) on the future payout of these foreign dividends because the earnings are not intended to be permanently reinvested in those operations.

        The Group did not provide income taxes or non-German withholding taxes on [EURO]7,891 million (2002: [EURO]6,950 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        Including the items charged or credited directly to related components of accumulated other comprehensive income (loss) and the expense (benefit) of discontinued operations and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Expense (benefit) for income taxes of continuing operations	979	1,115	(849)
Expense for income taxes of discontinued operations	202	62	72
Income tax benefit from changes in accounting principles	(35)	—	—
Stockholders' equity for items in accumulated other comprehensive income	1,105	(2,699)	(507)

	2,251	(1,522)	(1,284)

        In 2003, tax benefits of [EURO]105 million (2002: [EURO]175 million) from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. Discontinued Operations

        On December 31, 2003, as a part of its ongoing strategy to focus on its core automotive business, DaimlerChrysler completed the sale of its 100% equity ownership interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis and Roberts & Co. Ltd., an investment company resulting in an after tax gain of [EURO]882 million, net of taxes of [EURO]149 million (see Note 4). Pursuant to the requirements of SFAS 144, the results of MTU Aero Engines and the gain on sale are reported as discontinued operations and the Group's consolidated financial statements for all prior periods have been adjusted to reflect this presentation. However, the operating profit of MTU Aero Engines is included in the Other Activities segment operating profit in 2003, 2002 and 2001 (see Note 34).

        The operating results of the discontinued operations are as follows:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Revenues	1,933	2,215	2,487
Income before income taxes	67	143	171
Income taxes	(53)	(62)	(72)
Minority interests	—	1	2

Earnings from discontinued operations	14	82	101

11. Cumulative Effects of Changes in Accounting Principles

        Variable Interest Entities.    DaimlerChrysler adopted the provisions of FIN 46R pertaining to the consolidation of variable interest entities that are "special purpose entities" as of December 31, 2003 (see Note 2). The cumulative effect of adopting FIN 46R was a reduction of net income of [EURO]30 million, net of taxes of [EURO]35 million ([EURO]0.03 per share), recognized in the consolidated statement of income (loss) in 2003.

        Goodwill and Other Intangible Assets.    Adoption of SFAS 142 — DaimlerChrysler adopted SFAS 142 on January 1, 2002. The after-tax transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 by DaimlerChrysler was [EURO]159 million ([EURO]0.16 per share), which represents the Group's proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS.

12. Goodwill

        Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Assets Schedule included herein.

        In 2003, goodwill of [EURO]26 million (2002: [EURO]61 million) was recorded in connection with the acquisition of dealerships in Europe and [EURO]20 million (2002: [EURO]71 million) was recorded in connection with certain other acquisitions, each of which were immaterial individually and in the aggregate. In 2002, a goodwill impairment charge of [EURO]40 million was recognized in connection with the contracted sales of two businesses in the Commercial Vehicles segment (see Note 4). The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

        At December 31, 2003, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reportable segments are: Mercedes Car Group [EURO]160 million (2002: [EURO]104 million), Chrysler Group [EURO]969 million (2002: [EURO]1,165 million), Commercial Vehicles [EURO]588 million (2002: [EURO]696 million), Services [EURO]62 million (2002: [EURO]62 million) and Other Activities [EURO]37 million (2002: [EURO]44 million).

        Upon adoption of SFAS 142 in 2002, intangible assets relating to distribution rights with a net carrying amount of [EURO]44 million were reclassified from goodwill to other intangible assets.

        All goodwill has been allocated to a reporting unit as of December 31, 2003 and 2002.

        DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was [EURO]559 million at December 31, 2003 (2002: [EURO]845 million). Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other-than-temporary.

Adjusted Prior Period Information

        Net loss and loss per share for the years ended December 31, 2001, adjusted to exclude goodwill amortization expense (including amounts recognized in income (loss) from investments representing investor level equity method goodwill amortization) and investee level goodwill amortization resulting from the Group's investment in EADS, were as follows:

Year ended December 31, 2001
Net loss (in millions of [EURO]):
Reported net loss	(662)
Goodwill amortization	236
Goodwill amortization — investee level	168

Adjusted net loss	(258)

Loss per share (in [EURO]):
Reported loss per share — basic	(0.66)
Goodwill amortization	0.24
Goodwill amortization — investee level	0.16

Adjusted loss per share — basic	(0.26)

Reported loss per share — diluted	(0.66)
Goodwill amortization	0.24
Goodwill amortization — investee level	0.16

Adjusted loss per share — diluted	(0.26)

13. Other Intangible Assets

        Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Assets Schedule included herein.

        Other intangible assets comprise:

	At December 31,
(in millions of [EURO])	2003	2002
Other intangible assets subject to amortization
Gross carrying amount	1,047	1,036
Accumulated amortization	(694)	(634)

Net carrying amount	353	402

Other intangible assets not subject to amortization	2,466	2,453

	2,819	2,855

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights ([EURO]188 million) as well as software ([EURO]121 million). The additions in 2003 of [EURO]178 million (2002: [EURO]175 million) with a weighted average useful life of 4 years primarily include software. Distribution rights amounting to [EURO]44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the years ended December 2003, 2002 and 2001, was [EURO]178 million, [EURO]175 million and [EURO]172 million, respectively.

        Amortization expense for the gross carrying amount of other intangible assets at December 31, 2003, is estimated to be [EURO]131 million in 2004, [EURO]88 million in 2005, [EURO]51 million in 2006, [EURO]24 million in 2007 and [EURO]8 million in 2008.

        Other intangible assets not subject to amortization represent intangible pension assets.

14. Property, Plant and Equipment, net

        Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

        Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of [EURO]195 million (2002: [EURO]152 million). Depreciation expense and impairment charges on assets under capital lease arrangements were [EURO]19 million (2002: [EURO]15 million; 2001: [EURO]13 million).

        Future minimum lease payments due from property, plant and equipment under capital leases at December 31, 2003, amounted to [EURO]393 million and are as follows:

(in millions of [EURO])	2004	2005	2006	2007	2008	there- after
Future minimum lease payments	34	36	35	31	31	226

15. Equipment on Operating Leases, net

        Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, [EURO]23,653 million represent automobiles and commercial vehicles (2002: [EURO]27,361 million).

        Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2003, amounted to [EURO]11,499 million and are as follows:

(in millions of [EURO])	2004	2005	2006	2007	2008	there- after
Future lease payments	5,835	3,254	1,643	447	167	153

16. Inventories

	At December 31,
(in millions of [EURO])	2003	2002
Raw materials and manufacturing supplies	1,569	1,900
Work-in-process	2,280	2,693
Finished goods, parts and products held for resale	11,350	11,567
Advance payments to suppliers	59	63

	15,258	16,223

Less: Advance payments received thereof relating to long-term contracts and programs in process [EURO]70 (2002: [EURO]127)	(310)	(581)

	14,948	15,642

        Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by [EURO]614 million (2002: [EURO]724 million). For the years ended December 31, 2003, 2002 and 2001, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of sales by [EURO]9 million, [EURO]42 million and [EURO]29 million in 2003, 2002 and 2001, respectively.

17. Trade Receivables

	At December 31,
(in millions of [EURO])	2003	2002
Receivables from sales of goods and services	6,617	6,879
Long-term contracts and programs, unbilled, net of advance payments received	51	47

	6,668	6,926

Allowance for doubtful accounts	(587)	(629)

	6,081	6,297

        As of December 31, 2003, [EURO]172 million of the trade receivables mature after more than one year (2002: [EURO]110 million).

        Changes in the allowance for doubtful accounts for trade receivables were as follows:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Balance at beginning of year	629	646	711
Charged to costs and expenses	23	95	21
Amounts written off	(48)	(63)	(49)
Currency translation and other changes	(17)	(49)	(37)

Balance at end of year	587	629	646

18. Receivables from Financial Services

	At December 31,
(in millions of [EURO])	2003	2002
Receivables from:
Sales financing	43,079	41,386
Finance leases	14,298	16,423

	57,377	57,809
Initial direct costs	217	250
Unearned income	(4,576)	(5,590)
Unguaranteed residual value of leased assets	885	1,178

	53,903	53,647
Allowance for doubtful accounts	(1,265)	(1,559)

	52,638	52,088

        As of December 31, 2003, [EURO]33,328 million of the financing receivables mature after more than one year (2002: [EURO]34,472 million).

        Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Balance at beginning of year	1,559	1,602	890
Provisions for credit losses	553	1,004	1,446
Net credit losses	(492)	(639)	(783)
Reversals	(63)	(36)	(88)
Currency translation and other changes	(292)	(372)	137

Balance at end of year	1,265	1,559	1,602

        Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases of [EURO]57,377 million at December 31, 2003, are as follows:

(in millions of [EURO])	2004	2005	2006	2007	2008	there- after
Maturities	21,153	10,596	9,495	6,320	3,283	6,530

        Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

19. Other Receivables

	At December 31,
(in millions of [EURO])	2003	2002
Receivables from affiliated companies	1,172	1,118
Receivables from related companies[1]	922	1,265
Retained interests in sold receivables and subordinated asset backed certificates	3,157	4,241
Other receivables and other assets	11,485	11,672

	16,736	18,296
Allowance for doubtful accounts	(888)	(723)

	15,848	17,573

(1)  Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

        As of December 31, 2003, [EURO]6,617 million of the other receivables mature after more than one year (2002: [EURO]6,851 million).

        Changes in the allowance for doubtful accounts for other receivables were as follows:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Balance at beginning of year	723	726	957
Charged to costs and expenses	134	28	50
Amounts written off	(2)	(11)	(363)
Currency translation and other changes	33	(20)	82

Balance at end of year	888	723	726

20. Securities, Investments and Long-Term Financial Assets

        Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Short-term securities included in non-fixed assets are comprised of the following:

	At December 31,
(in millions of [EURO])	2003	2002
Debt securities	3,104	3,127
Equity securities	30	29
Debt-based funds	134	137

	3,268	3,293

        Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

	At December 31, 2003				At December 31, 2002
(in millions of [EURO])	Cost	Fair value	Unrealized Gain	Unrealized Loss	Cost	Fair value	Unrealized Gain	Unrealized Loss
Available-for-sale	3,107	3,136	34	5	3,085	3,086	20	19
Trading	122	132	10	—	202	207	6	1

Short-term securities	3,229	3,268	44	5	3,287	3,293	26	20

Long-term securities	246	353	107	—	112	197	85	—
Investments with quoted market price	488	802	314	—	488	531	43	—

	3,963	4,423	465	5	3,887	4,021	154	20

        None of the aggregate gross unrealized holding losses related to available-for-sale securities, which are presented separately by type of security in the table below, have extended beyond 12 months. DaimlerChrysler considers these impairments to be temporary given the short duration of the respective declines in value and because no facts or circumstances have indicated that such declines are other-than-temporary.

        The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

	At December 31, 2003				At December 31, 2002
(in millions of [EURO])	Cost	Fair value	Unrealized Gain	Unrealized Loss	Cost	Fair value	Unrealized Gain	Unrealized Loss
Equity securities	600	1,023	423	—	610	733	129	6
Debt securities issued by the German government and other political subdivisions	248	248	—	—	566	566	1	1
Debt securities issued by non-German governments	338	343	5	—	280	282	2	—
Corporate debt securities	1,478	1,492	18	4	1,152	1,159	8	1
Equity-based funds	141	141	—	—	—	—	—	—
Debt-based funds	133	135	2	—	147	137	—	10
Mortgage-backed securities	570	572	3	1	534	541	8	1
Other marketable debt securities	333	337	4	—	396	396	—	—
Available-for-sale	3,841	4,291	455	5	3,685	3,814	148	19
Trading	122	132	10	—	202	207	6	1

	3,963	4,423	465	5	3,887	4,021	154	20

        The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,
(in millions of [EURO])	2003	2002
Due within one year	779	1,054
Due after one year through five years	1,366	1,021
Due after five years through ten years	422	382
Due after ten years	425	487

	2,992	2,944

        Proceeds from disposals of available-for-sale securities were [EURO]2,743 million (2002: [EURO]5,254 million; 2001: [EURO]3,402 million). Gross realized gains from sales of available-for-sale securities were [EURO]8 million (2002: [EURO]157 million; 2001: [EURO]425 million), while gross realized losses were [EURO]15 million (2002: [EURO]23 million; 2001: [EURO]145 million). DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

        Other securities classified as cash equivalents were approximately [EURO]5.3 billion and [EURO]4.6 billion at December 31, 2003 and 2002, respectively, and consisted primarily of purchase agreements, commercial papers and certificates of deposit.

21. Liquid Assets

        Liquid assets recorded under various balance sheet captions are as follows:

	At December 31,
(in millions of [EURO])	2003	2002	2001
Cash and cash equivalents[1]
originally maturing within 3 months	10,767	9,100	10,715
originally maturing after 3 months	250	30	31
Total cash and cash equivalents	11,017	9,130	10,746
Securities	3,268	3,293	3,759
Other	—	5	20

	14,285	12,428	14,525

(1) Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit.

        The following cash flows represent supplemental information with respect to net cash provided by operating activities:

	Year ended December 31,
(in millions of [EURO])	2003	2002	2001
Interest paid	3,207	3,615	4,616
Income taxes paid (refunded)	937	(1,178)	(624)

        For the year ended December 31, 2003, net cash provided by financing activities included proceeds (payments) of early terminated derivatives of [EURO]556 million (2002: [EURO]117 million; 2001: [EURO]- million).

22. Prepaid Expenses

        Prepaid expenses are comprised of the following:

	At December 31,
(in millions of [EURO])	2003	2002
Prepaid pension cost	260	243
Other prepaid expenses	835	719

	1,095	962

        As of December 31, 2003, [EURO]434 million of the total prepaid expenses mature after more than one year (2002: [EURO]352 million).

23. Stockholders' Equity

Number of Shares Issued and Outstanding

        DaimlerChrysler had issued and outstanding 1,012,824,191 registered Ordinary Shares of no par value at December 31, 2003 (2002: 1,012,803,493). Each share represents a nominal value of [EURO]2.60 of capital stock.

Treasury Stock

        In 2003, DaimlerChrysler purchased approximately 1.3 million (2002: 1.1 million; 2001: 1.4 million) Ordinary Shares in connection with an employee share purchase plan, of which 1.3 million (2002: 1.1 million; 2001: 1.2 million) were re-issued to employees. The remaining 0.2 million in 2001 were resold in the market.

Authorized and Conditional Capital

        On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling [EURO]500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling [EURO]500 million and to increase capital stock by issuing Ordinary Shares to employees totaling [EURO]26 million. In addition, DaimlerChrysler AG is authorized through October 9, 2004, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]263 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

        DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to [EURO]15 billion by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed [EURO]300 million of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to a nominal amount of approximately [EURO]250 million of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005.

        In 2003, no options were exercised from the Stock Option Plan 1996. In 2002, 7,035 Ordinary Shares of DaimlerChrysler were issued upon exercise of options from this Plan.

Convertible Notes

        In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of [EURO]66.83 per note. These convertible notes represented at the date of issue a nominal amount of [EURO]508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise (2001: 87). On June 14, 2002, the mandatory conversion date, 7,572,881 notes were converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of [EURO]52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002 and June 7, 2002. Because this conversion price was below the adjusted minimum conversion price of [EURO]53.19, the number of shares was calculated based on the adjusted minimum conversion price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of [EURO]52.72 amounting to a total cash payment of [EURO]0.4 million.

        During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO]613 million (with nominal value of [EURO]511 each), which entitled the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represent newly issued shares totaling [EURO]383 million) of DaimlerChrysler. According to the note agreements the option price per share was [EURO]42.67 in consideration of exchange of the notes or [EURO]44.49 in cash. The warrants expired on June 18, 2003. In 2003 (until June 18) 20,698 Ordinary Shares were issued as a result of exercises of warrants (2002: 50; 2001: zero) . The repayment for the remaining options was made on July 5, 2003.

Comprehensive Income

        The changes in the components of accumulated other comprehensive income (loss) are as follows:

	Year ended December 31,
	2003			2002			2001
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
(in millions of [EURO])
Unrealized gains (losses) on securities (incl. retained interests):
Unrealized holding gains (losses)	731	(146)	585	122	(77)	45	(129)	149	20
Reclassification adjustments for (gains) losses included in net income (loss)	(255)	77	(178)	(223)	43	(180)	(46)	(111)	(157)

Unrealized gains (losses) on securities	476	(69)	407	(101)	(34)	(135)	(175)	38	(137)
Unrealized gains (losses) on derivatives hedging variability of cash flows:
Unrealized derivative gains (losses)	4,406	(1,682)	2,724	2,417	(952)	1,465	(708)	257	(451)
Reclassification adjustments for (gains) losses included in net income (loss)	(2,506)	944	(1,562)	(111)	48	(63)	829	(307)	522

Unrealized derivative gains (losses)	1,900	(738)	1,162	2,306	(904)	1,402	121	(50)	71
Minimum pension liability adjustments	662	(218)	444	(10,022)	3,721	(6,301)	(1,436)	552	(884)
Foreign currency translation adjustments	(1,481)	(80)	(1,561)	(3,154)	(84)	(3,238)	598	(33)	565

Other comprehensive income (loss)	1,557	(1,105)	452	(10,971)	2,699	(8,272)	(892)	507	(385)

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

        Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2003, DaimlerChrysler management has proposed a distribution of [EURO]1,519 million ([EURO]1.50 per share) of the 2003 earnings of DaimlerChrysler AG as a dividend to the stockholders.

        Exchange rate effects on the components of other comprehensive income principally are shown within changes of the cumulative translation adjustment.

24. Stock-Based Compensation

        The Group currently has two stock option plans, various stock appreciation rights ("SARs") plans and medium term incentive awards. As discussed in Note 1, DaimlerChrysler adopted the provisions of SFAS 123 prospectively for all awards granted after December 31, 2002. Awards granted in previous periods will continue to be accounted for using the provisions of APB 25 and related interpretations.

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

        The table below shows the basic terms of options issued (in millions) under the Stock Option Plan 2000:

Year of Grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
				At December 31, 2003

2000	[EURO]62.30	[EURO]74.76	15.2	14.2	14.2
2001	[EURO]55.80	[EURO]66.96	18.7	17.7	8.9
2002	[EURO]42.93	[EURO]51.52	20.0	19.6	—
2003	[EURO]28.67	[EURO]34.40	20.5	20.0	—

        In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. The Federal Constitutional Court (Bundesverfassungsgericht) decided in May 2003 not to admit the constitutional appeal.

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

        The basic terms of the bonds and the related stock options issued (in millions) under these plans are as follows:

Bonds granted in	Stated interest rate	Conversion price	Related stock options granted	Stock options outstanding	Stock options exercisable
				At December 31, 2003

1996	5.9%	[EURO]42.62	0.9	.	.
1997	5.3%	[EURO]65.90	7.4	5.4	—
1998	4.4%	[EURO]92.30	8.2	6.2	—

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

        Analysis of the stock options issued is as follows (options in millions; per share amounts in [EURO]):

	Number of stock options	2003 Average exercise price per share	Number of stock options	2002 Average exercise price per share	Number of stock options	2001 Average exercise price per share
Balance at beginning of year	53.1	63.40	33.6	70.43	15.3	74.65
Options granted	20.5	34.40	20.0	51.52	18.7	66.96
Exercised	—	—	—	—	—	—
Forfeited	(1.2)	51.83	(0.5)	61.29	(0.4)	70.08
Expired	(0.8)	74.76	—	—	—	—

Outstanding at year-end	71.6	55.18	53.1	63.40	33.6	70.43

Exercisable at year-end	23.1	71.71	7.6	74.56	0.1	42.62

        For the year ended December 31, 2003, the Group recognized compensation expense on stock options (before taxes) of [EURO]95 million (2002: [EURO]57 million; 2001: [EURO]19 million).

        The fair values of the DaimlerChrysler stock options issued in 2003, 2002 and 2001 were measured at grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of [EURO]):

	2003	2002	2001
Expected dividend yield	5.6%	2.0%	4.6%
Expected volatility	35%	30%	33%
Risk-free interest rate	2.9%	4.2%	4.2%
Expected lives (in years)	3	3	3
Fair value per option	[EURO]6.00	[EURO]18.70	[EURO]12.15
Total value by award	[EURO]123.0	[EURO]374.0	[EURO]227.2

        Unearned compensation expense (before taxes) of all outstanding and unvested stock options as of December 31, 2003, totals [EURO]122 million (2002: [EURO]104 million; 2001: [EURO]13 million).

Stock Appreciation Rights Plans

        In 1999, DaimlerChrysler established a Stock Appreciation Rights Plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of [EURO]89.70 each, of which 9.7 million SARs are outstanding and exercisable at year-end 2003.

        As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing Stock Option Plans from 1997 and 1998 into SARs.

        In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 15.0 million SARs are outstanding and exercisable at year-end 2003. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

        A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2003, 2002 and 2001 is presented below (SARs in millions; per share amounts in [EURO]):

	Number of SARs	2003 Weighted- average excercise price	Number of SARs	2002 Weighted- average exercise price	Number of SARs	2001 Weighted- average exercise price
Outstanding at beginning of year	40.3	79.13	42.5	84.75	44.5	82.87
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(4.0)	75.00	(2.2)	78.31	(2.0)	85.93

Outstanding at year-end	36.3	74.24	40.3	79.13	42.5	84.75

SARs exercisable at year-end	36.3	74.24	40.3	79.13	42.5	84.75

        Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2003, 2002 and 2001, the Group recognized no compensation expense in connection with SARs.

Medium Term Incentive Awards

        The Group grants medium term incentives to certain eligible employees that track, among others, the market value of the DaimlerChrysler Ordinary Shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. The Group issued 1.3 million medium term incentives in 2003 (2002: 1.2 million; 2001: 0.9 million).

        For the year ended December 31, 2003 the Group recognized compensation expense (before taxes) of [EURO]35 million (2002: [EURO]20 million; 2001: [EURO]17 million) in connection with the medium term incentive awards.

25. Accrued Liabilities

        Accrued liabilities are comprised of the following:

	At December 31,
	2003		2002
	Total	Due after one year	Total	Due after one year
(in millions of [EURO])
Pension plans and similar obligations (see Note 25a)	13,467	12,275	15,909	14,658
Income and other taxes	2,794	946	3,621	1,602
Other accrued liabilities (see Note 25b)	22,911	8,662	24,092	9,786

	39,172	21,883	43,622	26,046

a) Pension Plans and Similar Obligations

        Pension plans and similar obligations are comprised of the following components:

	At December 31,
	2003	2002
(in millions of [EURO])
Pension liabilities (pension plans)	4,951	7,393
Other postretirement benefits	8,203	8,167
Other benefit liabilities	313	349

	13,467	15,909

        The decrease of the pension liabilities of [EURO]2.4 billion resulted primarily due to the favorable return on plan assets and to the total contributions to the plan assets of [EURO]2.1 billion in 2003.

        The unfavorable return on plan assets in 2002 has increased the underfunded status of the Group's accumulated pension benefit obligations as of December 31, 2002. Consequently, DaimlerChrysler recognized additional pension liabilities amounting to [EURO]4.7 billion in 2002, which did not impact the consolidated statement of income in 2002. Of the [EURO]4.7 billion, the Group recognized [EURO]2.3 billion as an intangible pension asset and [EURO]2.4 billion within other comprehensive loss.

        The increase in accrued other postretirement benefits results from currency exchange rates changes, additions minus payments and the transfer of [EURO]0.7 billion from the plan assets for other postretirement benefits Voluntary Employees' Beneficiary Association, "VEBA" (VEBA-Trust) to the plan assets for pensions which increased the accrued liabilities.

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

Investment Policies and Strategies.

        At December 31, 2003, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 2,505,604 shares of DaimlerChrysler Ordinary Shares in a Canadian plan (14,855 shares) and in a German plan (2,490,749 shares) with a market value of [EURO]0.4 million and of [EURO]92 million, respectively. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2003 and 2002, and target allocation for the year 2004, are as follows:

	Plan Assets German Plans			Plan Assets Non-German Plans
	2004 planned	2003	2002	2004 planned	2003	2002
(in % of plan assets)
Equity securities	58	57	48	64	65	57
Debt securities	36	37	41	30	30	36
Real estate	3	3	3	5	4	5
Other	3	3	8	1	1	2

        Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for the major pension funds. DaimlerChrysler will use the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to the liability structure. The resulting Model Portfolio allocation aims at minimizing the economic cost of defined benefit schemes. At the same time the risks should be limited to an appropriate level.

        The Model Portfolio is then expanded to a Benchmark Portfolio.

        The Benchmark Portfolio matches the asset class weights in the Model Portfolio and expands the asset class by adding of sub-asset-classes with corresponding weights to implement an actual portfolio. By application of Modern Portfolio Theory an optimal one year target allocation is determined. This target allocation is then implemented and the performance in the current year is tracked against the Benchmark Portfolio.

        The entire process is overseen by Investment Committees which consist of senior financial management especially from treasury and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations, and review the risks and results of the major pension funds and approve the selection and retention of external managers of specific portfolios.

        The majority of investments are in international blue chip equities on the one hand and high quality government and corporate bonds on the other hand. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to highly promising markets such as Private Equity, High Yield Debt, Convertibles and Emerging Markets. Internal controlling units monitor all investments. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

        Funded Status.    The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

	At December 31, 2003		At December 31, 2002
	German Plans	Non- German Plans	German Plans	Non- German Plans
(in millions of [EURO])
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	10,941	22,008	10,483	24,139
Foreign currency exchange rate changes	—	(3,287)	—	(3,829)
Service cost	256	344	226	384
Interest cost	632	1,397	629	1,622
Plan amendments	5	652	(1)	16
Actuarial losses	124	1,200	45	1,199
Dispositions	(361)	(16)	—	—
Acquisitions and other	94	240	63	37
Settlement/curtailment loss	1	28	2	292
Benefits paid	(527)	(1,599)	(506)	(1,852)

Projected benefit obligations at end of year	11,165	20,967	10,941	22,008

Change in plan assets:
Fair value of plan assets at beginning of year	6,789	17,755	7,503	24,125
Foreign currency exchange rate changes	—	(2,692)	—	(3,465)
Actual return on plan assets	983	3,256	(1,101)	(1,756)
Employer contributions	855	1,201	807	621
Plan participant contributions	—	18	—	21
Dispositions	(7)	(11)	—	—
Acquisitions and other	—	128	—	36
Benefits paid	(437)	(1,510)	(420)	(1,827)

Fair value of plan assets at end of year	8,183	18,145	6,789	17,755

        A reconciliation of the funded status, which is the difference between the projected benefit obligations and the fair value of plan assets, to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2003		At December 31, 2002
(in millions of [EURO])	German Plans	Non- German Plans	German Plans	Non- German Plans
Funded status	2,982	2,822	4,152	4,253
Amounts not recognized:
Unrecognized actuarial net losses	(3,244)	(7,194)	(3,837)	(8,762)
Unrecognized prior service cost	(4)	(2,541)	(6)	(2,507)
Unrecognized net obligation at date of initial application	—	(5)	—	(11)

Net liability (asset) recognized	(266)	(6,918)	309	(7,027)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	—	(260)	—	(243)
Accrued pension liability	2,355	2,596	3,484	3,909
Intangible assets	—	(2,466)	—	(2,453)
Accumulated other comprehensive income (loss)	(2,621)	(6,788)	(3,175)	(8,240)

Net liability (asset) recognized	(266)	(6,918)	309	(7,027)

        Assumptions.    The measurement date for the Group's pension plan assets and obligations is principally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

        The following assumptions were used to determine benefit obligations:

	German Plans			Non-German Plans
(in %)	2003	2002	2001	2003	2002	2001
Average assumptions:
Discount rate	5.3	5.8	6.0	6.2	6.7	7.4
Rate of long-term compensation increase	3.0	3.0	3.0	4.5	5.4	5.4

        The following assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
(in %)	2003	2002	2001	2003	2002	2001
Weighted-average assumptions:
Discount rate	5.8	6.0	6.5	6.7	7.4	7.7
Expected return on plan assets (at the beginning of the year)	7.5	7.9	7.9	8.5	10.1	10.1
Rate of long-term compensation increase	3.0	3.0	3.0	5.4	5.4	5.5

        Expected Return on Plan Assets.    The expected rate of return for U.S. plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected returns for the asset classes in the portfolios. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. Accordingly, negative returns during a one or two year period may not significantly change the historical long-term rate of return such as to necessitate or warrant revision of the expected long-term rate of return.

        A similar process is implemented to determine the expected rate of return on plan assets for German Plans. Both capital market surveys as well as the expertise of major banks and industry professionals are used to determine the expected rate of return on plan assets.

        The expected rate of return on plan assets set for 2001 and 2002 was 7.9% for German Plans. The expected rate of return on plan assets set for 2001 and 2002 was 10.1% and 10.1% for non-German Plans (primarily U.S. Plans), respectively. During 2002, the Investment Committees described above decided to gradually shift the pension fund portfolio asset distribution towards a mix more weighted with fixed income assets than in prior years, which by definition would modestly lower return expectations. In addition, at that time, the Investment Committees' analysis of market trends caused management to believe that future long-term returns for equities and fixed income assets would be lower than the returns experienced over the previous 25 years.

        Therefore, the expected rates of return were lowered to 7.5% for German Plans and 8.5% for non-German Plans as of January 1, 2003.

        For 2004 the expected rates of return on plan assets are identical with the rates applied in 2003.

Net Pension Cost

        The components of net pension cost were for the years ended December 31, 2003, 2002 and 2001 as follows:

	2003		2002		2001
(in millions of [EURO])	German Plans	Non-German Plans	German Plans	Non-German Plans	German Plans	Non-German Plans
Service cost	256	344	226	384	198	404
Interest cost	632	1,397	629	1,622	612	1,696
Expected return on plan assets	(509)	(1,870)	(595)	(2,692)	(649)	(2,750)
Amortization of:
Unrecognized net actuarial losses (gains)	173	53	74	3	—	(11)
Unrecognized prior service cost	—	287	—	291	—	356
Unrecognized net obligation	—	—	—	1	—	148

Net periodic pension cost (benefit)	552	211	334	(391)	161	(157)

Settlement/curtailment loss	50	24	1	208	1	625

Net pension cost (benefit)	602	235	335	(183)	162	468

Contributions

        Employer contributions to the Group's defined benefit pension plans were [EURO]2,056 million and [EURO]1,428 million for the years ended December 31, 2003 and 2002, respectively. The employer contribution to the Group's defined benefit pension plans is expected to approximate [EURO]1.5 billion in 2004, of which [EURO]0.1 billion is estimated to be needed to satisfy minimum funding requirements and an additional [EURO]1.4 billion is expected to be contributed at the Group's discretion. The Group anticipates that the expected 2004 employer contribution will comprise [EURO]1.5 billion in cash.

Estimated Future Pension Benefit Payments

        Pension benefits pertaining to the Group's German and non-German plans were [EURO]527 million and [EURO]1,599 million, respectively during 2003, and [EURO]506 million and [EURO]1,852 million, respectively during 2002. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximates [EURO]21.2 billion and are expected to be paid as follows:

(in billions of [EURO])	2004	2005	2006	2007	2008	2009- 2013
German Plans	0.4	0.5	0.5	0.5	0.6	3.5
Non-German Plans	1.5	1.5	1.5	1.5	1.6	7.6

Accumulated Benefit Obligation

        For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligations and plan assets are presented as follows:

	At December 31,
(in millions of [EURO])	2003	2002	2001
Projected benefit obligations	31,487	32,300	11,122
Accumulated benefit obligations	30,547	31,206	10,224
Plan assets	25,660	23,882	7,934

        The pre-tax decrease in the minimum pension liability in 2003 included in other comprehensive income (loss) was [EURO]662 million and in 2002 and 2001 there was an increase in the minimum pension liability included in other comprehensive income (loss) of [EURO]10,022 million and [EURO]1,436 million for the years ended December 31, respectively.

Other Postretirement Benefits

        Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

Investment Policies and Strategies

        At December 31, 2003, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and administer the plans. The Group's other benefit plan asset allocation at December 31, 2003 and 2002, and target allocations for 2004 are as follows:

(in % of plan assets)	2004 planned	2003	2002
Equity securities	65	68	62
Debt securities	35	32	37
Real estate	—	—	—
Other	—	—	1

        Asset allocation is based on a Benchmark Portfolio designed to diversify investments among the following primary asset classes: U.S. Equity, International Equity and U.S. Fixed Income. The objective of the Benchmark Portfolio is to achieve a reasonable balance between risk and return.

        The investment process is overseen by Investment Committees which consist of senior financial management and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations and review the risks and results of the funds and approve the selection and retention of external managers of specific portfolios.

        The majority of investments reflects the asset classes designated by the Benchmark Portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets (approximately 5%) is allocated to highly promising markets such as High Yield Debt and Emerging Markets. Internal controlling units monitor all investments. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

Funded Status

        The following information is presented with respect to the Group's postretirement benefit plans:

	At December 31,
(in millions of [EURO])	2003	2002
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations at beginning of year	15,933	15,095
Foreign currency exchange rate changes	(2,553)	(2,454)
Service cost	278	262
Interest cost	983	1,062
Plan amendments	(383)	(90)
Actuarial losses	1,242	2,863
Settlement/curtailment loss	11	59
Acquisitions and other	198	7
Benefits paid	(799)	(871)

Accumulated postretirement benefit obligations at end of year	14,910	15,933

Change in plan assets:
Fair value of plan assets at beginning of year	2,232	2,982
Foreign currency exchange rate changes	(490)	(447)
Actual gains (losses) on plan assets	379	(294)
Employer contributions (withdrawals)	(673)	1
Dispositions/acquisitions	137	—
Benefits paid	(54)	(10)

Fair value of plan assets at end of year	1,531	2,232

        A reconciliation of the funded status, which is the difference between the accumulated postretirement benefit obligations and the fair value of plan assets, to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

	At December 31,
(in millions of [EURO])	2003	2002
Funded status	13,379	13,701
Amounts not recognized:
Unrecognized actuarial net losses	(5,114)	(4,979)
Unrecognized prior service cost	(62)	(555)

Net liability recognized	8,203	8,167

        The impact of the Medical Drug Act, which became law in December 2003 and was published on January 12, 2004, was not taken into account by DaimlerChrysler in 2003, as there were no final guidelines on the part of the FASB in 2003 on the treatment of the impact in the balance sheet and the statement of earnings. On the basis of actuarial estimates, the Medical Drug Act will result in an overall reduction of the obligations for the postretirement health and life insurance benefits amounting to approximately [EURO]0.7 billion.

Contributions

        DaimlerChrysler did not make any contributions to its other postretirement plans in 2003 (2002: [EURO]1 million). DaimlerChrysler does not plan to make any contributions in 2004. In 2003 DaimlerChrysler transferred [EURO]0.7 billion from the VEBA-Trust to the non-German pension plan assets.

Assumptions

        Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

        The average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31, were as follows (in %):

	2003	2002	2001
Average assumptions:
Discount rate	6.3	6.8	7.4
Health care inflation rate in following (or "base") year	8.0	10.0	6.9
Ultimate health care inflation rate (2008)	5.0	5.0	5.0

        The average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans for the years ended December 31, were as follows (in %):

	2003	2002	2001
Average assumptions:
Discount rate	6.8	7.4	7.7
Expected return on plan assets (at the beginning of year)	8.5	10.5	10.4
Health care inflation rate in following (or "base") year	10.0	6.9	7.5
Ultimate health care inflation rate (2008)	5.0	5.0	5.0

        U.S. postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets. The expected rate of return, therefore, is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets, described above, also applies to postretirement plan assets.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

(in millions of [EURO])	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost components	180	(153)
Effect on accumulated postretirement benefit obligations	1,716	(1,564)

        For 2004 the expected rate of return on plan assets is identical with the rate applied in 2003.

Net Postretirement Benefit Cost

        The components of net periodic postretirement benefit cost for the years ended December 31, 2003, 2002 and 2001 were as follows:

(in millions of [EURO])	2003	2002	2001
Service cost	278	262	257
Interest cost	983	1,062	1,033
Expected return on plan assets	(217)	(345)	(346)
Amortization of:
Unrecognized net actuarial losses (gains)	220	38	(7)
Unrecognized prior service cost	24	76	82

Net periodic postretirement benefit cost	1,288	1,093	1,019

Settlement/curtailment loss	2	26	154

Net postretirement benefit cost	1,290	1,119	1,173

Estimated Future Postretirement Benefit Payments

        Postretirement benefits paid pertaining to the Group's plans were [EURO]799 million and [EURO]871 million during 2003 and 2002, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate [EURO]9.3 billion and are expected to be paid as follows:

(in billions of [EURO])	2004	2005	2006	2007	2008	2009- 2013
Other postretirement benefits	0.7	0.8	0.9	0.9	0.9	5.1

Prepaid Employee Benefits

        In 1996, DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2003 and 2002, the VEBA had a balance of [EURO]2,017 million and [EURO]2,833 million, respectively, of which [EURO]1,433 million and [EURO]2,140 million, respectively, were designated and restricted for the payment of postretirement health care benefits. No contributions to the VEBA trust were made in 2003, 2002 and 2001.

b)    Other Accrued Liabilities

        Other accrued liabilities consisted of the following:

	At December 31,
(in millions of [EURO])	2003	2002
Product guarantees	9,230	9,353
Accrued sales incentives	5,119	4,813
Accrued personnel and social costs	2,282	2,196
Restructuring measures	410	758
Other	5,870	6,972

	22,911	24,092

        The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 31). The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

        The changes in provisions for those product guarantees are summarized as follows:

(in millions of [EURO])
Balance at January 1, 2002	9,379
Currency change	(1,059)
Utilizations	(4,515)
Changes from product guarantees issued in 2002	5,575
Changes from prior period product guarantees issued	(27)

Balance at December 31, 2002	9,353
Currency change	(776)
Utilizations	(4,581)
Changes from product guarantees issued in 2003	5,364
Changes from prior period product guarantees issued	(130)

Balance at December 31, 2003	9,230

        The amount included in the line item "changes from product guarantees issued in 2003" represents the amount of guaranty expense recognized in 2003 for products sold in 2003.

        The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in "Deferred income" on the Consolidated Balance Sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of [EURO])
Balance at January 1, 2002	1,191
Currency change	(190)
Deferred revenue current year	574
Earned revenue current year	(514)

Balance at December 31, 2002	1,061
Currency change	(170)
Deferred revenue current year	693
Earned revenue current year	(455)

Balance at December 31, 2003	1,129

        Accruals for restructuring measures comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

(in millions of [EURO])	Termination benefits	Exit costs	Total liabilities
Balance at January 1, 2001	151	109	260
Utilizations, transfers and currency change	(947)	(275)	(1,222)
Reductions	(135)	(144)	(279)
Additions	1,504	927	2,431

Balance at December 31, 2001	573	617	1,190

Utilizations, transfers and currency change	(461)	(358)	(819)
Reductions	(57)	(39)	(96)
Additions	323	160	483

Balance at December 31, 2002	378	380	758

Utilizations, transfers and currency change	(355)	(209)	(564)
Reductions	(10)	(27)	(37)
Additions	226	27	253

Balance at December 31, 2003	239	171	410

        In connection with the Group's restructuring measures, provisions were recorded in 2003 for termination benefits principally within Chrysler Group (see Note 7), and in 2002 and 2001 principally within Chrysler Group (see Note 7) and Commercial Vehicles, especially within Freightliner (see Note 5).

        Additions to accruals for termination benefits in 2003 amounted to [EURO]226 million (2002: [EURO]323 million; 2001: [EURO]1,504 million). The amount recorded in 2003 was primarily related to the Chrysler Group's turnaround plan, which was initiated in 2001.

        In 2003, new restructuring measures of [EURO]7 million were initiated in the Commercial Vehicles segment. These measures were related to one-time termination benefits in connection with capacity adjustments in the U.S. The amount is presented as additions to accruals for termination benefits in the income statement under item "Other expenses."

        Termination benefits of [EURO]229 million were paid in 2003 (2002: [EURO]431 million; 2001: [EURO]269 million), of which [EURO]228 million (2002: [EURO]359 million; 2001: [EURO]227 million) were charged against previously established liabilities.

        In connection with these restructuring efforts, the Group effected in 2003 workforce reductions of approximately 4,410 employees (2002: 11,500; 2001: 17,700). At December 31, 2003, the Group had liabilities for estimated future terminations of approximately 1,100 employees.

        Additions to the accruals for exit costs of [EURO]27 million in 2003 and most of the accruals for exit costs in 2002 and 2001 ([EURO]302 million and [EURO]488 million, respectively) were related to supplier contract cancellation and facility deactivation costs in connection with the termination of production activities and product programs within the Chrysler Group (see Note 7). The Commercial Vehicles segment accrued [EURO]62 million in exit costs in 2002, which were related largely to costs associated with dealer contract terminations in the U.S. and France. The exit costs of [EURO]111 million in 2001 were incurred as a result of lease terminations as well as terminations of selected supplier arrangements and dealer contracts. Minor amounts accrued in 2002 and 2001 were related to several restructuring programs within the Other Activities segment.

        The payments for exit costs amounted to [EURO]174 million in 2003 (2002: [EURO]288 million; 2001: [EURO]290 million), of which [EURO]167 million (2002: [EURO]258 million; 2001: [EURO]155 million) were charged against previously established liabilities.

26. Financial Liabilities

		At December 31,
(in millions of [EURO])		2003	2002
Short-term:
Notes/Bonds		9,975	12,971
Commercial paper		7,048	9,494
Liabilities to financial institutions		6,183	5,593
Liabilities to affiliated companies		344	339
Deposits from direct banking business		3,041	768
Loans, other financial liabilities		475	200
Liabilities from capital lease and residual value guarantees		1,189	1,134

Short-term financial liabilities (due within one year)		28,255	30,499

Long-term:	Maturities
Notes/Bonds of which due in more than five years [EURO]11,213 (2002: [EURO]11,492)	2005-2097	37,802	38,887
Liabilities to financial institutions of which due in more than five years [EURO]1,812 (2002: [EURO]1,911)	2005-2020	7,911	8,465
Liabilities to affiliated companies of which due in more than five years [EURO]— (2002: [EURO]—)		—	62
Deposits from direct banking business of which due in more than five years [EURO]22 (2002: [EURO]—)		97	—
Loans, other financial liabilities of which due in more than five years [EURO]13 (2002: [EURO]28)		400	193
Liabilities from capital lease and residual value guarantees of which due in more than five years [EURO]207 (2002: [EURO]249)		1,225	1,177

Long-term financial liabilities		47,435	48,784

		75,690	79,283

        Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 6.04%, 1.84% and 3.51%, respectively, at December 31, 2003.

        Commercial papers are primarily denominated in euros and U.S. dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance, liens and assignment of receivables of approximately [EURO]1,714 million (2002: [EURO]1,754 million).

        DaimlerChrysler Corporation ("DCC") maintains a Trade Payables Agreement with General Electric Capital Corporation ("GECC") to provide financial flexibility to DCC and its suppliers. GECC pays participating suppliers on accelerated payment terms in exchange for a discount on the invoiced amount. DCC then pays GECC under the terms of the original invoice from the supplier. To the extent GECC can realize favorable economics from the transactions, they are shared with DCC. The outstanding balance due GECC at December 31, 2003 and 2002, was [EURO]416 million and [EURO]171 million, respectively, shown within other short term financial liabilities in the table above.

        Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

(in millions of [EURO])	2004	2005	2006	2007	2008	thereafter
Financial liabilities	27,949	14,551	11,116	3,624	4,581	12,831

        At December 31, 2003, the Group had unused short-term credit lines of [EURO]10,700 million (2002: [EURO]11,026 million) and unused long-term credit lines of [EURO]10,441 million (2002: [EURO]10,597 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006, an U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until 2004, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2008. A part of the $18 billion facility serves as a back-up for commercial paper drawings.

27. Trade Liabilities

	At December 31, 2003			At December 31, 2002
(in millions of [EURO])	Total	Due after one year	Due after five years	Total	Due after one year	Due after five years
Trade liabilities	11,583	—	1	12,171	1	1

28. Other Liabilities

	At December 31, 2003			At December 31, 2002
(in millions of [EURO])	Total	Due after one year	Due after five years	Total	Due after one year	Due after five years
Liabilities to affiliated companies	316	10	—	338	—	—
Liabilities to related companies	131	—	—	161	3	—
Other liabilities	8,358	699	315	8,344	708	151

	8,805	709	315	8,843	711	151

        As of December 31, 2003, other liabilities include tax liabilities of [EURO]682 million (2002: [EURO]827 million) and social benefits due of [EURO]756 million (2002: [EURO]782 million).

29. Deferred Income

        As of December 31, 2003, [EURO]1,836 million of the total deferred income is to be recognized after more than one year (2002: [EURO]1,989 million).

OTHER NOTES

30.   Litigation and Claims

        Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings in the main constitute ordinary routine litigation incidental to its business.

        Various legal proceedings pending against DaimlerChrysler's subsidiary DaimlerChrysler Corporation allege defects in various components (including occupant restraint systems, seats, brake systems, ball joints and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        Three purported class action lawsuits are pending in various U.S. and Canadian courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Seven other previously reported class action lawsuits regarding paint delamination have been dismissed.

        Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 28,000 at the end of 2003. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, DaimlerChrysler and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the U.S. with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. The Group believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the U.S. Court of Appeals upheld that decision. The U.S. Supreme Court in January 2003 denied DaimlerChrysler's request and that of other manufacturers to review the decision. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        As previously reported, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice advised those companies in the third quarter of 2003 that it had closed the investigation and will take no further action. The lawsuit, certified as a class action in 2003, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

        As previously reported, DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that the Group violated EC competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EC competition rules and imposed a fine of approximately [EURO]72 million. DaimlerChrysler's appeal against this decision is still pending before the European Court of Justice.

        As previously reported, in 2003 approximately 80 purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

        As previously reported, DaimlerChrysler's subsidiary, DaimlerChrysler Services North America LLC ("DCSNA") is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003 against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

        As a member of a consortium that has agreed to develop, install and operate a toll collection system for German highways, the affiliate of DaimlerChrysler, DaimlerChrysler Services and the other consortium members have received a claim for damages from the Federal Republic of Germany. The government is seeking reimbursement of revenues lost due to the delay in completion of the system. The Federal Republic of Germany is claiming [EURO]156 million per month from September 1 through December 31, 2003, and [EURO]180 million per month thereafter. The Federal Republic of Germany is also seeking contractual penalties of approximately [EURO]680 million, based on a claim that the consortium members did not obtain the government's consent before entering into several sub-suppliers contracts. In addition the Federal Republic of Germany is claiming other time-dependent contractual penalties. DaimlerChrysler believes the government's claims are without merit and DaimlerChrysler intends to defend itself vigorously against these claims. The agreement between the consortium members and the Federal Republic of Germany calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has clearly indicated that it will submit these claims for arbitration.

        As reported in DaimlerChrysler's Annual Report as of December 31, 2002, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

        As previously reported, on April 30, 2001, DaimlerChrysler sold its subsidiary, DaimlerChrysler Rail Systems GmbH (also known as Adtranz) to Bombardier, Inc. for cash consideration of $725 million. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier seeks total damages of approximately [EURO]960 million. The agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. The Group continues defending against such claims vigorously (see Note 4).

        In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. The consolidated class action complaint contained additional allegations that were later dismissed. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In February 2003, the DaimlerChrysler defendants filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied defendants' motion relating to the statute of limitations. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately [EURO]240 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages in the range of $856 million to $1.28 billion. In November 2003, the Court denied the remaining aspects of defendants' motion for summary judgment. The Tracinda case went to trial in December 2003 and continued for approximately two weeks. Trial of the case was suspended with approximately two days of trial time remaining while the parties addressed a discovery issue in a separate hearing. The trial reconvened on February 9, 2004, and was completed February 11, 2004. It is difficult to predict when the Court might render a decision, although DaimlerChrysler doubts it will be before the fourth quarter of 2004.

        As previously reported, in 2002 several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa before 1994. More specifically, on November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European and Japanese companies, including DaimlerChrysler AG and Daimler-Benz Industrie. The lawsuit purports to relate to the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation, and purports to cover the period from 1948 to 1993. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and

Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefited financially from such cooperation. Plaintiffs' legal theories include conspiracy, aiding and abetting violations of international law, unjust enrichment, and unfair and discriminatory labor practices. The plaintiffs seek, among other things, declaratory relief, compensatory and punitive damages, attorneys' fees and costs, the disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, a constructive trust, and the establishment of an "independent historic commission." The plaintiffs do not quantify damages. On July 14, 2003, a group of defendants named in one or more of the consolidated lawsuits, including Khulumani and Ntsebeza, filed a motion to dismiss the complaints. The motion was argued on November 6, 2003, and is currently pending before the Court. DaimlerChrysler intends to continue to defend itself vigorously in these suits.

        Litigation is subject to many uncertainties, and DaimlerChrysler cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that DaimlerChrysler cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

31. Contingent Obligations and Commercial Commitments

        Contingent Obligations.    Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31,
	Maximum potential future obligations		Amount recognized as a liability
(in millions of [EURO])	2003	2002	2003	2002
Guarantees for third party liabilities	2,647	2,119	355	370
Guarantees under buy-back commitments	1,957	2,663	583	724
Performance guarantees and environmental risks	513	581	352	370
Other	118	830	109	246

	5,235	6,193	1,399	1,710

        Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The term under these arrangements generally covers the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees for certain obligations of its consolidated subsidiaries towards third parties. At December 31, 2003, these guarantees amounted to [EURO]51.5 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

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

        As described in more detail in Note 3 the Group holds a 45% equity ownership interest in Toll Collect GmbH and has guaranteed, on a joint and several basis with the other equity holders (collectively the "Consortium", individually the "Partners"), certain current and future obligations of Toll Collect.

        Pursuant to the Operating Agreement, the Partners have guaranteed, on a joint and several basis, the successful completion and operation of the toll collection system by Toll Collect until August 31, 2004.

        In addition, the partners of Toll Collect, on a joint and several basis, have the obligation to fund Toll Collect in order to maintain an equity ratio of Toll Collect of 20% (based on German GAAP) until August 31, 2004, and 15% thereafter ("Equity Maintenance Undertaking") until the Operating Agreement expires. These funding requirements would be triggered by, among other events, losses incurred by Toll Collect due to a further delay in the start of the operation of the toll collection system. The start of operations was initially scheduled for August 31, 2003, but has been delayed.

        In the event the toll collection system is not operational in time the partner of the consortium or the operating company are liable to pay penalties pursuant to the Operating Agreement. As the system is not operating yet, the partners started to pay penalties on December 2, 2003. (As Toll Collect did not join to the Operating Agreement, Toll Collect is not obligated under the contract yet.)

        The contractual penalties amount to [EURO]250,000 per day until the end of February 2004 and will increase to [EURO]500,000 per day thereafter. Beside these penalties, in our opinion, the Operating Agreement provides for exclusion of any further penalties or liabilities for fault.

        Further funding requirements could arise during the operational phase after having obtained the preliminary operating permit through additional penalties or reductions in compensation Toll Collect may be exposed to in the event that in a particular case certain contractual obligations are violated or the toll collection system does not operate effectively after the completion of the system. These penalties are limited during the first nine months following the issuance of the preliminary operating permit, to an aggregate of [EURO]56.25 million, then to [EURO]150 million per annum until the issuance of the final operating permit, and thereafter to [EURO]100 million per annum, with these amounts being increased by 3% per business year of operation. For reductions in compensation the same system of limitations does apply. In case of an intentional violation of contractual duties within the operational phase, the Federal Republic of Germany would be entitled to claim — without any limitation — further damages from Toll Collect. If such penalties, reductions in compensations and other events eventually result in an equity ratio below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to an extent that is sufficient to reach those equity levels.

        The operating agreement can be terminated by both sides in the case of a violation of specified substantial contractual obligations (such as a failure to meet deadlines or other requirements or a neglect of duties of cooperation). The party concerned has the right to remove the reasons for termination within an appropriate time.

        Until funds become available through the operating performance of the toll collection system, Toll Collect will continue to require capital through bridge loans provided by various banks. These loans are guaranteed by DaimlerChrysler AG on a several and independent basis to the extent of the Group's 45% equity interest in Toll Collect. For these guarantees, DaimlerChrysler AG receives market equivalent remuneration from Toll Collect.

        Only the guarantee for the bridge loan is included in the above table. The maximum potential future obligations resulting from the remaining guarantees provided for Toll Collect's Obligations have not been included in the above table because those amounts cannot be reasonably estimated.

        On March 11, 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of approximately 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler will have a call option and the City of Hamburg will have a put option which, upon exercise by either party, will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of [EURO]450 million in cash or shares of the European Aeronautic Defence and Space Company EADS N.V. ("EADS") or a combination of both. The agreement was approved by the Parliament of the Free and Hanseatic City of Hamburg on May 21, 2003. DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

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

        Commercial Commitments.    In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2003, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately [EURO]8.8 billion. These amounts are not reflected in the above table.

        The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2003 in the statement of income (loss) amounted to [EURO]747 million (2002: [EURO]737 million; 2001: [EURO]819 million). Future minimum lease payments under noncancellable lease agreements as of December 31, 2003 are as follows:

(in millions of [EURO])	2004	2005	2006	2007	2008	thereafter
Operating leases	554	334	267	206	189	918

32. Information About Financial Instruments and Derivatives

a)     Use of Financial Instruments

        The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group uses among others bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and to a minor extent equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using among others derivative financial instruments. Without these instruments the Group's market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

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

        To a minor degree, DaimlerChrysler is also exposed to market price risks associated with the purchase of certain commodities. When we deem it necessary, DaimlerChrysler uses derivative instruments to reduce this risk. The risk resulting from derivative commodity instruments is not significant to the Group.

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

        The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2003		At December 31, 2002
(in millions of [EURO])	Carrying amount	Fair value	Carrying amount	Fair value
Financial instruments (other than derivative instruments):
Assets:
Financial assets	1,631	1,631	1,870	1,870
Receivables from financial services	52,638	53,919	52,088	52,622
Securities	3,268	3,268	3,293	3,293
Cash and cash equivalents	11,017	11,017	9,130	9,130
Other receivables	—	—	5	5
Liabilities:
Financial liabilities	75,690	77,993	79,283	84,032
Derivative instruments:
Assets:
Currency contracts	2,380	2,380	1,759	1,759
Interest rate contracts	3,695	3,695	3,776	3,776
Liabilities:
Currency contracts	267	267	105	105
Interest rate contracts	163	163	302	302

        The methods and assumptions used to determine the fair values of financial instruments are summarized below:

        Financial Assets and Securities.    The fair values of securities were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as these investments are not publicly traded and determination of fair values is impracticable.

        Receivables from Financial Services.    The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2003 and 2002.

        The carrying amounts of Cash and Other receivables approximate fair values due to the short-term maturities of these instruments.

        Financial Liabilities.    The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term bonds were estimated by discounting future cash flows using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

        Currency Contracts.    The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

        Interest Rate Contracts.    The fair values of existing instruments to hedge interest rate risks (e. g. interest rate swap agreements, cross currency interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

c)     Credit Risk

        The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparties' financial strength. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. DaimlerChrysler Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 18.

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

e)     Accounting for and Reporting of Derivative Instruments and Hedging Activities

        Foreign Currency Risk Management.    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes Car Group segment. The Mercedes Car Group segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk, to a lesser extent, because of its global production network. At Chrysler Group revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment is exposed to transaction risk resulting primarily from the U.S. dollar exposure of the aircraft engine business, which DaimlerChrysler conducts through MTU Aero Engines Group. Effective December 31, 2003 DaimlerChrysler sold all its equity interests in MTU Aero Engines Group.

        In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. Until the disposition of MTU Aero Engines Group, effective December 31, 2003, the Currency Committee consisted of two separate subgroups, one for the Group's vehicle businesses and one for MTU Aero Engines Group. Each subgroup consisted of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling. Since January 1, 2004, the Currency Committee consists exclusively of those members who previously formed the subgroup responsible for the vehicle business. Corporate Treasury implements decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

        Interest Rate and Equity Price Risk Management.    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services on the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

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

        DaimlerChrysler also holds, to a minor extent, investments in equity securities. The corresponding market risk and the risk of derivative financial hedging instruments for equities is and was not material to the Group in the displayed reporting periods.

        Information with Respect to Fair Value Hedges.    Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, as the transactions being hedged involve sales or production of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

        For the year ended December 31, 2003, net losses of [EURO]57 million (2002: net gains of [EURO]34 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

        Information with Respect to Cash Flow Hedges.    Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings.

        For the year ended December 31, 2003, [EURO]11 million losses (2002: no gains or losses), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

        For the year ended December 31, 2003 and 2002, no gains or losses had to be reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges.

        It is anticipated that [EURO]889 million of net gains included in accumulated other comprehensive income at December 31, 2003, will be reclassified into earnings during the next year.

        As of December 31, 2003, DaimlerChrysler held derivative financial instruments with a maximum maturity of 35 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

        Information with Respect to Hedges of the Net Investment in a Foreign Operation.    In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2003, net gains of [EURO]48 million (2002: [EURO]127 million) from hedging the Group's net investments in certain foreign operations were included in the cumulative translation adjustment without affecting DaimlerChrysler's net income (loss).

33. Retained Interests in Sold Receivables and Sales of Finance Receivables

        The fair value of retained interests in sold receivables was as follows:

	At December 31,
(in millions of [EURO])	2003	2002
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	2,960	4,119
Expected future net credit losses on sold receivables	(508)	(644)

Fair value of net residual cash flows from sold receivables	2,452	3,475

Retained subordinated securities	703	764
Other retained interests	2	2

Retained interests in sold receivables, at fair value	3,157	4,241

        During the year, ended December 31, 2003, the Group recorded an impairment charge of [EURO]31 million (2002: [EURO]98 million) to the retained interest in sold receivables resulting from a decline in the expected pool by pool cash flows. This decrease in cash flows was primarily the result of an increase in the estimate of future credit losses.

        At December 31, 2003, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

		Impact on fair value based on adverse
(in millions of [EURO])	Assumption percentage	10% change	20% change
Prepayment speed, monthly	1.5%	(15)	(31)
Expected remaining net credit losses as a percentage of receivables sold	1.2%	(50)	(100)
Residual cash flow discount rate, annualized	12.0%	(18)	(37)

        The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of [EURO]9 million and [EURO]17 million, respectively. Similar changes to the monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

        These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

        Actual and projected credit losses for receivables securitized were as follows:

	Receivables securitized in
Actual and projected credit losses Percentages as of
	2000	2001	2002	2003
December 31, 2003	2.2%	2.5%	2.4%	2.5%
December 31, 2002	2.3%	2.4%	2.6%
December 31, 2001	1.7%	2.4%
December 31, 2000	1.2%

        Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2003.

        Certain cash flows received and paid to securitization trusts were as follows:

(in millions of [EURO])	2003	2002
Proceeds from new securitizations	10,018	10,705
Proceeds from collections reinvested in previous wholesale securitizations	46,623	49,888
Amounts reinvested in previous wholesale securitizations	(46,678)	(49,965)
Servicing fees received	219	304
Receipt of cash flow on retained interest in securitized receivables	718	553

        The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those companies that sell receivables, as of and for the years ended December 31, 2003 and 2002, respectively, were as follows:

	Outstanding balance at		Delinquencies >60 days at		Net credit losses for the year ended
(in millions of [EURO])	2003	2002	2003	2002	2003	2002
Retail receivables	44,190	48,476	201	506	478	652
Wholesale receivables	15,246	16,754	1	—	13	19

Total receivables managed	59,436	65,230	202	506	491	671
Less: receivables sold	(22,154)	(30,103)	(35)	(160)	(216)	(342)

Receivables held in portfolio	37,282	35,127	167	346	275	329

        DaimlerChrysler mainly sells automotive finance receivables in the ordinary course of the business to trusts that are considered Qualifying Special Purpose Entities under SFAS 140 ("QSPEs") as well as selling to trusts that are multi-seller and multi-collateralized bank conduits that may be considered to be Variable Interest Entities ("VIEs"). The Group also retains a residual beneficial interest in the receivables sold which is designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. This retained interest balance represents the Group's maximum exposure to loss. The following summarizes the outstanding balance of the receivables sold to the QSPEs and VIEs and corresponding retained interests balances as of December 31, 2003:

(in millions of [EURO])	Receivables sold	Retained interest in sold receivables
Variable interest entities	4,384	783
Qualifying special purpose entities	17,770	2,374

	22,154	3,157

        During the year ended December 31, 2003, DaimlerChrysler sold [EURO]9,557 million (2002: [EURO]8,653 million) and [EURO]46,678 million (2002: [EURO]49,965 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of [EURO]249 million (2002: [EURO]162 million) and [EURO]196 million (2002: [EURO]201 million) on sales of retail and wholesale receivables, respectively.

        Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the year) at December 31, 2003 and 2002:

	Retail		Wholesale
	2003	2002	2003	2002
Prepayment speed assumption (monthly rate)	1.5%	1.0-1.5%	[1] )	[1] )
Estimated lifetime net credit losses (an average percentage of sold receivables)	2.5%	2.6%	0.0%	0.0%
Residual cash flows discount rate (annual rate)	12.0%	12.0%	12.0%	12.0%

1
For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

        During the year ended December 31, 2003, the Group recognized net servicing liabilities of [EURO]10 million and related net amortization of [EURO]2 million. There was no servicing asset valuation allowance as of December 31, 2003. The fair value of net servicing liability at December 31, 2003 was [EURO]18 million and was determined by discounting estimated cash flows at current market rates.

        To support the Group's asset-backed commercial paper program in North America, a group of financial institutions have provided contractually committed liquidity facilities aggregating $4.5 billion which expire in November 2004, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies will sell receivables under this program. As of December 31, 2003, none of the liquidity facilities have been utilized.

34. Segment Reporting

        Information with respect to the Group's reportable segments follows:

        Mercedes Car Group.    This segment includes activities related mainly to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

        Chrysler Group.    This segment includes the development, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Jeep® and Dodge and related automotive parts and accessories.

        Commercial Vehicles.    This segment is involved in the development, design, manufacture, assembly and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz, Setra and Freightliner.

        Services.    The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading and information technology. This Segment also owns, or holds investments in several companies which provide services in the areas of mobility management, including traffic management, telematics products and toll collection.

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

        Other Activities.    This segment comprises businesses, operations and investments not allocated to one of DaimlerChrysler's other business segments. The segment includes the Group's equity method investments EADS and Mitsubishi Motors Corporation ("MMC"), the real estate and corporate research activities, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets. In April 2001, DaimlerChrysler completed the sale of 60% of the interests in its Automotive Electronics activities to Continental AG. The Group's 40% interest in the Automotive Electronics activities ("Conti Temic microelectronic") is included at equity from that date. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% Interest in Conti Temic microelectronic. It also includes the MTU Aero Engines business unit through December 31, 2003.

        Management Reporting and Controlling Systems.    The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP).

        The Group measures the performance of its operating segments through "Operating Profit." DaimlerChrysler's consolidated Operating Profit (Loss) is the sum of the operating profits and losses of its reportable segments adjusted for consolidation and elimination entries. Segment Operating Profit (Loss) is computed starting with income (loss) before income taxes, minority interests, discontinued operations, and the cumulative effect of changes in accounting principles, and then adjusting that amount to 1) exclude pension and postretirement benefit income or expenses, other than current and prior year service costs and settlement/curtailment losses, 2) exclude impairment of investment in EADS in 2003, 3) exclude interest and similar income and interest and similar expenses, 4) exclude other financial income (loss), net and 5) include or exclude certain miscellaneous items. In addition, this result is further adjusted to a) include pre-tax income (loss) from discontinued operations, adjusted to exclude or include the reconciling items 1 to 5 described above, b) include pre-tax gain (loss) on the disposal of discontinued operations, and c) include the Group's share of all of the above reconciling items included in the net earnings (losses) of investments accounted for at equity.

        Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

        Revenues are allocated to countries based on the location of the customer; long-lived assets are disclosed according to the physical location of these assets.

        Capital expenditures represent the purchase of property, plant and equipment.

        Segment information as of and for the years ended December 31, 2003, 2002 and 2001 follows:

(in millions of [EURO])	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
2003
Revenues	48,025	49,321	26,909	11,997	185	136,437	—	136,437
Intersegment sales	3,421	—	1,608	2,040	255	7,324	(7,324)	—
Total revenues	51,446	49,321	28,517	14,037	440	143,761	(7,324)	136,437
Operating Profit (Loss)	3,126	(506)	855	1,240	1,285	6,000	(314)	5,686
Identifiable segment assets	24,161	47,147	16,015	83,239	29,781	200,343	(22,075)	178,268
Capital expenditures	2,939	2,487	1,006	76	121	6,629	(15)	6,614
Depreciation and amortization	1,789	3,927	935	5,087	151	11,889	(290)	11,599
2002
Revenues	46,796	59,716	26,905	13,765	186	147,368	—	147,368
Intersegment sales	3,374	465	1,496	1,934	322	7,591	(7,591)	—
Total revenues	50,170	60,181	28,401	15,699	508	154,959	(7,591)	147,368
Operating Profit (Loss)	3,020	609	(343)	3,060	903	7,249	(395)	6,854
Identifiable segment assets	22,103	52,807	15,269	87,833	33,970	211,982	(24,655)	187,327
Capital expenditures	2,495	3,155	1,263	95	137	7,145	—	7,145
Depreciation and amortization	1,652	4,276	1,210	6,804	157	14,099	(255)	13,844
2001
Revenues	44,002	62,676	27,084	14,975	1,649	150,386	—	150,386
Intersegment sales	3,703	807	1,488	1,876	371	8,245	(8,245)	—
Total revenues	47,705	63,483	28,572	16,851	2,020	158,631	(8,245)	150,386
Operating Profit (Loss)	2,951	(5,281)	(514)	612	1,181	(1,051)	(267)	(1,318)
Identifiable segment assets	20,558	63,325	16,232	100,570	31,200	231,885	(24,475)	207,410
Capital expenditures	2,061	5,083	1,484	112	168	8,908	(12)	8,896
Depreciation and amortization	1,853	5,364	922	7,071	197	15,407	(217)	15,190

        In 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles. In addition, the Chrysler Group and Services segments negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives in 2003. The adjusted pricing reflects the current favorable funding environment as well as Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. Both arrangements resulted in a favorable impact of [EURO]244 million on the 2003 operating results at the Chrysler Group. These arrangements decreased Services 2003 Operating Profit by [EURO]244 million. Both arrangements had no effect on the Group's consolidated operating results.

        Capital expenditures for equipment on operating leases for 2003, 2002 and 2001 for the Services segment amounted to [EURO]11,649 million, [EURO]12,862 million and [EURO]14,334 million, respectively.

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

        For the years ended December 31, 2002 and 2001, Operating Profit of the Services segment includes [EURO]10 million and [EURO]41 million, respectively, from the equity investment in T-Systems ITS, representing the Group's percentage share of the Operating Profit of T-Systems ITS. At December 31, 2001, the identifiable assets of the Services segment includes [EURO]2,193 million of the investment in T-Systems ITS. For the year ended December 31, 2002, Operating Profit of the Services segment includes impairment charges of [EURO]537 million, which primarily relate to equipment on operating leases and receivables from financial services.

        For the year ended December 31, 2003, Operating Profit of the Other Activities segment includes [EURO]278 million (2002: [EURO]778 million) from EADS and MMC, the significant companies accounted for using the equity method. For the year ended December 31, 2001, Operating Profit of the Other Activities segment includes [EURO]694 million from EADS and MMC, including a [EURO]876 million gain from the formation of Airbus SAS. Operating Profit of 2003 includes a gain of [EURO]1,031 million from the sale of MTU Aero Engines. The net-proceeds from this sale transaction amounted to [EURO]1,052 million, of which [EURO]175 million have been loaned to the purchaser. Because MTU Aero Engines is recognized as discontinued operations, MTU Aero Engines' revenues are not included in the Other Activities segment revenues for all periods presented. Following the sale transaction, effective December 31, 2003, MTU Aero Engines' assets and liabilities were de-consolidated. Operating Profit, capital expenditures, and depreciation and amortization include MTU Aero Engines until December 31, 2003 (see also Notes 4 and 10).

        At December 31, 2003, 2002 and 2001, the identifiable assets of the Other Activities segment include [EURO]4,542 million, [EURO]5,712 million and [EURO]5,393 million, respectively, of investments in these equity method investees.

        The reconciliation of total segment operating profit (loss) to consolidated income (loss) before income taxes, minority interests, discontinued operations and cumulative effects of changes in accounting principles is as follows:

(in millions of [EURO])	2003	2002	2001
Total segment operating profit (loss)	6,000	7,249	(1,051)
Elimination and consolidation amounts	(314)	(395)	(267)
Total Group operating profit (loss)	5,686	6,854	(1,318)
Pension and postretirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(870)	257	465
Impairment of investment in EADS	(1,960)	—	—
Interest and similar income	521	720	1,040
Interest and similar expenses	(911)	(1,040)	(1,317)
Other financial income (loss), net	35	(112)	98
Miscellaneous items, net	(308)	(102)	39
Pre-tax (income) loss from discontinued operations, adjusted to exclude or include the above reconciling items	(84)	(153)	(186)
Pre-tax (income) loss on disposal of discontinued operations	(1,031)	—	—
The Group's share of the above reconciling items included in the net earnings (losses) of investments accounted for at equity	(482)	(499)	(475)

Consolidated income (loss) before income taxes, minority interests, cumulative effects of changes in accounting principles and discontinued operations	596	5,925	(1,654)

        Revenues from external customers presented by geographic region are as follows:

(in millions of [EURO])	Germany	European Union[1]	United States	Other American countries	Asia	Other countries	Consolidated
2003	23,736	24,076	63,798	10,281	6,636	7,910	136,437
2002	22,695	23,199	76,445	11,951	6,137	6,941	147,368
2001	23,980	21,088	79,607	13,336	6,110	6,265	150,386

1
Excluding Germany.

        Germany accounts for [EURO]21,164 million of long-lived assets (2002: [EURO]19,627 million; 2001: [EURO]20,584 million), the United States for [EURO]36,430 million (2002: [EURO]44,758 million; 2001: [EURO]58,850 million) and other countries for [EURO]13,091 million (2002: [EURO]14,344 million; 2001: [EURO]12,971 million).

35. Earnings (Loss) per Share

        The computation of basic and diluted earnings (loss) per share for "Income (loss) from continuing operations" is as follows:

	Year ended December 31,
(in millions of [EURO] or millions of shares, except earnings (loss) per share)	2003	2002	2001
Income (loss) from continuing operations — basic	(418)	4,795	(763)

Interest expense on convertible bonds and notes (net of tax)	—	12	—

Income (loss) from continuing operations — diluted	(418)	4,807	(763)

Weighted average number of shares outstanding — basic	1,012.7	1,008.3	1,003.2

Dilutive effect of convertible bonds and notes	—	5.6	—

Weighted average number of shares outstanding — diluted	1,012.7	1,013.9	1,003.2

Earnings (loss) per share from continuing operations
Basic	(0.41)	4.76	(0.76)

Diluted	(0.41)	4.74	(0.76)

        See Note 23 for shares issued upon conversion of bonds and notes in 2003.

        Because the Group reported a loss from continuing operations for the year ended December 31, 2003 and 2001, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the Group reported income from continuing operations for the year ended December 31, 2003 and 2001, the weighted average number of shares outstanding would have potentially been diluted by 0.5 million and 10.7 million shares resulting from the conversion of bonds and notes, respectively.

        Stock options issued in 2003, 2002 and 2001 in connection with the Stock Option Plan 2000 were not included in the computation of diluted earnings per share for all years presented, because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares for all periods ended at December 31, 2003, 2002 and 2001.

36. Related Party Transactions

        The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include firms in which the Group holds an ownership interest and firms that are affiliated with some members of DaimlerChrysler's Supervisory Board.

        Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for the Group. As discussed in Note 3, DaimlerChrysler owns a 37% equity interest in Mitsubishi Motors Corporation.

        DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR, which DaimlerChrysler expects to launch in the first six months of 2004. The Group owns a 40% equity interest in TAG McLaren Holdings Ltd.

        DaimlerChrysler increased its stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in the year 2002 and has agreed to gradually acquire the remaining shares by 2005. In September 2003, DaimlerChrysler increased its equity stake to 70%. The company has been renamed Mercedes-Ilmor. Mercedes-Ilmor and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, which DaimlerChrysler supplies to the West McLaren team in support of motor sport activities under the Mercedes-Benz brand. DaimlerChrysler has consolidated Mercedes-Ilmor since January 1, 2003.

        In May 2002, DaimlerChrysler Corporation sold its Dayton Thermal Products Plant to Behr Dayton Thermal Products LLC, a joint venture company in which Behr America, Inc. owns a majority interest and DaimlerChrysler Corporation owns a minority interest. DaimlerChrysler Corporation is required to maintain its minority interest in the joint venture company through May 2004 and to purchase products from it at competitively-based prices under a supply agreement entered into in connection with the sale. Provision for the loss on the sale was included in the Chrysler Group Turnaround Plan (see Note 7).

        The supply agreement is valid from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction. The supply agreement included the potential for price reductions in future years based on productivity and other gains by Behr Dayton. There is no minimum purchase volume commitment included in the agreement. DaimlerChrysler Corporation agreed that Behr Dayton would be the exclusive provider of certain climate control components for existing and specific future vehicles through the end of the contract term. There was no value assigned to the supply agreement.

        The Group's subsidiaries DaimlerChrysler Coordination Center S.A. (DCCC) and DaimlerChrysler Aerospace AG (DASA) granted a series of loans to debis Air Finance B.V. (dAF). Through DaimlerChrysler's subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, the Group holds a 45% non-controlling interest in debis Air Finance B.V. The total book value of these loans as of December 31, 2003, was [EURO]524 million, the highest aggregate amount outstanding during 2003 was [EURO]680 million. The interest rates are partially fixed, partially based on Libor.

        The Group purchases products and services from T-Systems ITS, an information technology company. As discussed in Note 4, the Group beneficially owned a 49.9% equity interest in T-Systems ITS through a joint venture until March 2002. The Group continues to purchase products from T-Systems ITS.

        As discussed in Note 4, in April, 2002, DaimlerChrysler exercised its option to sell its 40% interest in Conti Temic microelectronic GmbH to Continental. The Group continues to purchase products from Conti Temic microelectronic GmbH.

        As described in more detail in Note 31, DaimlerChrysler provides a number of guarantees with respect to Toll Collect GmbH, a joint venture in which DaimlerChrysler holds an equity interest of 45%.

        In November 2003, DaimlerChrysler sold 60% of its equity interest in Mercedes-Benz Lenkungen GmbH to ThyssenKrupp Automotive AG. DaimlerChrysler accounts for its remaining 40% equity interest in the company using the equity method of accounting. Mr. Bernhard Walter, a member of DaimlerChrysler's Supervisory Board, abstained from the Supervisory Board voting for the approval of the sale since he is also a member of the Supervisory Board of ThyssenKrupp AG, the parent company of ThyssenKrupp Automotive AG.

        In 2003, Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments for the rental of premises to Westfalia Van Conversion GmbH, a wholly owned subsidiary of DaimlerChrysler AG, in the amount of [EURO]1 million.

        The following represent transactions with shareholders:

        DaimlerChrysler incurred expenses of approximately $957,000 in 2003 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

        DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 11.8% of DaimlerChrysler's outstanding shares. Deutsche Bank AG and its subsidiaries provided the Group with various financial and other services for which they were paid reasonable and customary fees. Additionally, DaimlerChrysler provides a [EURO]672 million guarantee to Deutsche Bank AG for the company's operation of DaimlerChrysler's corporate credit card program for corporate travel expenses. The guarantee covers the obligations of the company's employees towards Deutsche Bank AG arising from that program in case of employee's default. DaimlerChrysler so far has not incurred any major payments to Deutsche Bank AG from that guarantee.

37. Compensation and share ownership of the members of the Board of Management and the Supervisory Board and further additional information concerning German Corporate Governance Code

        Remuneration. The total remuneration paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG are calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The total remuneration in 2003 for the members of the Board of Management of DaimlerChrysler AG amounted to [EURO]40.8 million, of which [EURO]13.4 million is fixed and [EURO]27.4 million is short-term and mid-term incentive remuneration components. In 2003, no compensation resulted from long-term incentive remuneration components.

        In 2003, 3.14 million stock options from the Stock Option Plan 2000 were granted to the members of the Board of Management as a long-term remuneration component. Also in 2003, 503,000 performance- based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock based compensation programs, see Note 24.

        The remuneration paid in 2003 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to [EURO]2.8 million.

        Directors' Dealings. Pursuant to § 15a of the German Securities Trading Act, members of the Board of Management and the Supervisory Board as well as their spouses and first-grade relatives are legally required to disclose significant purchases or sales of Ordinary Shares, options or derivatives of DaimlerChrysler AG and

Group related companies (in 2003: EADS and Maschinenfabrik Esslingen AG). In the fiscal year just ended, no such transactions were reported, which are to be published.

        Share Ownership. As of December 31, 2003, the current members of the Board of Management as a group owned 10.1 million Ordinary Shares, options or derivatives (SAR) of DaimlerChrysler AG (0.998% of all outstanding shares) and the current members of the Supervisory Board as a group owned 0.1 million Ordinary Shares, options or derivatives (SAR) of DaimlerChrysler AG (0.011% of all outstanding shares).

        Transactions with Related Parties. For transactions with related parties, which are shareholders of DaimlerChrysler AG, please see last paragraph of Note 36.

38. Subsequent Events

        On January 15, 2004, DaimlerChrysler entered into a purchase agreement with MMC to acquire an additional 22% equity interest in MFTBC for approximately [EURO]0.4 billion in cash (see Note 4).

        On January 27, 2004, the Toll Collect consortium, in which DaimlerChrysler holds a 45% equity interest, presented to the Federal Minister of Transport, Building and Housing a revised proposal for the completion and operation of an electronic toll collection system for commercial vehicles over 12 t GVW in Germany. In intensive negotiations with representatives from the Federal Ministry of Transport, Building and Housing, the parties could not reach a final agreement with respect to the offer submitted. Negotiations between the parties were primarily focused on contract terms pertaining to contractual commitments and possible future contract termination options as well as matters regarding the technical risks associated with the toll collection system. On February 17, 2004, the Federal Minister of Transport, Building and Housing announced that the consortium should formally receive notification of termination of the operating agreement. To avoid contract termination, the consortium has the possibility to reach agreement with the Federal Ministry of Transport, Building and Housing within a time period of two months following the receipt of the notification of termination of the operating agreement. A contract termination could have a substantial negative impact on the Group's operating results and financial condition.

39. Condensed Consolidating Financial Information

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

2003 (in millions of [EURO])	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Intangible assets	78	—	4,557	—	4,635
Property, plant and equipment, net	6,754	—	26,175	(12)	32,917
Investments and long-term financial assets	28,433	45,768	8,884	(74,337)	8,748
Equipment on operating leases, net	4,270	—	20,320	(205)	24,385

Fixed assets	39,535	45,768	59,936	(74,554)	70,685

Inventories	5,791	—	9,886	(729)	14,948
Trade, finance and other receivables	13,909	3,669	71,858	(14,869)	74,567
Securities	211	342	2,715	—	3,268
Cash and cash equivalents	2,934	4,918	3,165	—	11,017

Non-fixed assets	22,845	8,929	87,624	(15,598)	103,800

Deferred taxes and prepaid expenses	3,734	103	8,339	(8,393)	3,783

Total assets	66,114	54,800	155,899	(98,545)	178,268

Liabilities and stockholders' equity
Stockholders' equity	34,481	10,489	60,765	(71,254)	34,481

Minority interests	—	—	470	—	470

Accrued liabilities	10,112	34	29,135	(109)	39,172

Financial liabilities	11,115	43,292	37,086	(15,803)	75,690
Trade liabilities	3,795	—	7,788	—	11,583
Other liabilities	2,006	985	8,394	(2,580)	8,805

Liabilities	16,916	44,277	53,268	(18,383)	96,078

Deferred taxes and deferred income	4,605	—	12,261	(8,799)	8,067

Total liabilities	31,633	44,311	95,134	(27,291)	143,787

Total liabilities and stockholders' equity	66,114	54,800	155,899	(98,545)	178,268

Revenues	56,248	—	117,777	(37,588)	136,437
Cost of sales	(44,808)	—	(101,847)	36,729	(109,926)

Gross margin	11,440	—	15,930	(859)	26,511

Selling, administrative and other expenses	(7,327)	(17)	(11,645)	1,217	(17,772)
Research and development	(3,382)	—	(2,295)	106	(5,571)
Other income	532	—	785	(604)	713
Turnaround plan expenses — Chrysler Group	—	—	(469)	—	(469)

Income (loss) before financial income	1,263	(17)	2,306	(140)	3,412

Impairment of investment in EADS	(1,960)	—	(1,960)	1,960	(1,960)
Other financial income (expense), net	1,225	425	1,267	(3,773)	(856)

Financial income, net	(735)	425	(693)	(1,813)	(2,816)

Income (loss) before income taxes	528	408	1,613	(1,953)	596

Income taxes	(946)	544	(627)	50	(979)
Minority interests	—	—	(35)	—	(35)

Income (loss) from continuing operations	(418)	952	951	(1,903)	(418)

Income from discontinued operations	14	—	14	(14)	14
Income on disposal of discontinued operations	882	—	888	(888)	882
Cumulative effects of changes in accounting principles	(30)	—	(30)	30	(30)

Net income (loss)	448	952	1,823	(2,775)	448

2003 (in millions of [EURO])	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Cash provided by (used for) operating activities	6,318	891	11,847	(2,560)	16,496

Increase in equipment on operating leases	(2,934)	—	(12,813)	143	(15,604)
Purchases of property, plant, equipment and other fixed assets	(2,507)	—	(4,422)	12	(6,917)
Proceeds from disposals of equipment on operating leases	2,277	—	9,674	—	11,951
Proceeds from disposals of fixed assets	297	—	346	—	643
Payments for investments in businesses	(912)	—	(414)	305	(1,021)
Proceeds from disposals of businesses	298	—	1,216	(305)	1,209
(Increase) decrease in receivables from financial services, net	(101)	—	(5,919)	5	(6,015)
Disposition (acquisitions) of securities (other than trading), net	179	(88)	(481)	—	(390)
Other	(1,077)	(1,207)	3,453	(1,303)	(134)

Cash used for investing activities	(4,480)	(1,295)	(9,360)	(1,143)	(16,278)

Change in financial liabilities	(696)	2,647	(1,725)	3,821	4,047
Dividends paid	(1,519)	(442)	(1,601)	2,025	(1,537)
Other	1	—	2,150	(2,143)	8

Cash provided by (used for) financing activities	(2,214)	2,205	(1,176)	3,703	2,518

Effect of foreign exchange rate changes on cash	—	(865)	(204)	—	(1,069)

Net increase (decrease) in cash and cash equiv.	(376)	936	1,107	—	1,667

Cash and cash equivalents
At beginning of period	3,100	3,982	2,018	—	9,100

At end of period	2,724	4,918	3,125	—	10,767

2002 (in millions of [EURO])	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Intangible assets	95	—	4,831	—	4,926
Property, plant and equipment, net	5,973	—	30,296	—	36,269
Investments and long-term financial assets	27,736	52,331	12,684	(83,460)	9,291
Equipment on operating leases, net	3,722	—	24,713	(192)	28,243

Fixed assets	37,526	52,331	72,524	(83,652)	78,729

Inventories	5,750	—	10,638	(746)	15,642
Trade, finance and other receivables	15,920	4,517	71,591	(16,070)	75,958
Securities	369	318	2,606	—	3,293
Cash and cash equivalents	3,100	3,982	2,048	—	9,130

Non-fixed assets	25,139	8,817	86,883	(16,816)	104,023

Deferred taxes and prepaid expenses	2,881	552	8,601	(7,459)	4,575

Total assets	65,546	61,700	168,008	(107,927)	187,327

Liabilities and stockholders' equity
Stockholders' equity	35,004	11,010	66,573	(77,583)	35,004

Minority interests	—	—	432	—	432

Accrued liabilities	10,831	158	32,927	(294)	43,622

Financial liabilities	11,838	48,427	37,974	(18,956)	79,283
Trade liabilities	3,279	—	8,892	—	12,171
Other liabilities	1,675	2,105	8,386	(3,323)	8,843

Liabilities	16,792	50,532	55,252	(22,279)	100,297

Deferred taxes and deferred income	2,919	—	12,824	(7,771)	7,972

Total liabilities	30,542	50,690	101,435	(30,344)	152,323

Total liabilities and stockholders' equity	65,546	61,700	168,008	(107,927)	187,327

Revenues	55,430	—	130,202	(38,264)	147,368
Cost of sales	(43,890)	—	(113,123)	37,389	(119,624)

Gross margin	11,540	—	17,079	(875)	27,744

Selling, administrative and other expenses	(6,830)	(16)	(12,279)	959	(18,166)
Research and development	(3,272)	—	(2,778)	108	(5,942)
Other income	556	—	912	(691)	777
Turnaround plan expenses — Chrysler Group	—	—	(694)	—	(694)

Income (loss) before financial income	1,994	(16)	2,240	(499)	3,719

Financial income (expense), net	3,529	334	4,297	(5,954)	2,206

Income (loss) before income taxes	5,523	318	6,537	(6,453)	5,925

Income taxes	(728)	730	(1,308)	191	(1,115)
Minority interests	—	—	(15)	—	(15)

Income (loss) from continuing operations	4,795	1,048	5,214	(6,262)	4,795

Income from discontinued operations	82	—	82	(82)	82
Cumulative effects of changes in accounting principles	(159)	—	(159)	159	(159)

Net income (loss)	4,718	1,048	5,137	(6,185)	4,718

2002 (in millions of [EURO])	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Cash provided by (used for) operating activities	7,434	484	13,219	(3,121)	18,016

Increase in equipment on operating leases	(2,682)	—	(15,175)	153	(17,704)
Purchases of property, plant, equipment and other fixed assets	(2,235)	—	(5,225)	—	(7,460)
Proceeds from disposals of equipment on operating leases	2,150	—	12,962	—	15,112
Proceeds from disposals of fixed assets	197	—	681	—	878
Payments for investments in businesses	(331)	—	(405)	176	(560)
Proceeds from disposals of businesses	292	—	5,570	(176)	5,686
(Increase) decrease in receivables from financial services, net	(116)	—	(8,942)	9	(9,049)
Disposition (acquisitions) of securities (other than trading), net	(14)	(353)	438	—	71
Other	(239)	454	230	(365)	80

Cash used for investing activities	(2,978)	101	(9,866)	(203)	(12,946)

Change in financial liabilities	(2,763)	(1,195)	2,130	(2,647)	(4,475)
Dividends paid	(1,003)	—	(7,015)	7,003	(1,015)
Other	—	—	1,032	(1,032)	—

Cash provided by (used for) financing activities	(3,766)	(1,195)	(3,853)	3,324	(5,490)

Effect of foreign exchange rate changes on cash	—	(801)	(394)	—	(1,195)

Net increase (decrease) in cash and cash equiv.	690	(1,411)	(894)	—	(1,615)

Cash and cash equivalents
At beginning of period	2,410	5,393	2,912	—	10,715

At end of period	3,100	3,982	2,018	—	9,100

2001 (in millions of [EURO])	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Revenues	54,638	—	133,588	(37,840)	150,386
Cost of sales	(42,464)	—	(121,344)	37,561	(126,247)

Gross margin	12,174	—	12,244	(279)	24,139
Selling, administrative and other expenses	(6,454)	(25)	(12,507)	751	(18,235)
Research and development	(2,821)	—	(3,122)	95	(5,848)
Other income	393	—	1,395	(587)	1,201
Turnaround plan expenses — Chrysler Group	—	—	(3,064)	—	(3,064)

Income (loss) before financial income	3,292	(25)	(5,054)	(20)	(1,807)
Financial income (expense), net	(3,247)	(5,190)	3,094	5,496	153

Income (loss) before income taxes	45	(5,215)	(1,960)	5,476	(1,654)
Income taxes	(808)	1,073	1,299	(715)	849
Minority interests	—	—	42	—	42

Income (loss) from continuing operations	(763)	(4,142)	(619)	4,761	(763)
Income from discontinued operations	101	—	101	(101)	101

Net income (loss)	(662)	(4,142)	(518)	4,660	(662)

Cash provided by (used for) operating activities	3,892	(1,097)	10,678	2,011	15,484

Increase in equipment on operating leases	(2,496)	—	(15,470)	15	(17,951)
Purchases of property, plant, equipment and other fixed assets	(1,987)	—	(7,619)	55	(9,551)
Proceeds from disposals of equipment on operating leases	1,986	—	9,056	—	11,042
Proceeds from disposals of fixed assets	322	—	776	(55)	1,043
Payments for investments in businesses	(1,473)	—	(141)	793	(821)
Proceeds from disposals of businesses	881	—	1,592	(793)	1,680
(Increase) decrease in receivables from financial services, net	3	—	(1,048)	95	(950)
Disposition (acquisitions) of securities (other than trading), net	88	2	1,290	—	1,380
Other	(154)	(1,292)	(5,862)	7,450	142

Cash used for investing activities	(2,830)	(1,290)	(17,426)	7,560	(13,986)

Change in financial liabilities	2,198	5,649	6,428	(10,058)	4,217
Dividends paid	(2,358)	—	(1,967)	1,958	(2,367)
Other	—	—	1,480	(1,471)	9

Cash provided by (used for) financing activities	(160)	5,649	5,941	(9,571)	1,859

Effect of foreign exchange rate changes on cash	—	163	113	—	276

Net increase (decrease) in cash and cash equivalents	902	3,425	(694)	—	3,633

Cash and cash equivalents
At beginning of period	1,508	1,968	3,606	—	7,082

At end of period	2,410	5,393	2,912	—	10,715

INDEX OF EXHIBITS

Exhibit
Memorandum and Articles of Association of DaimlerChrysler AG as amended to date	1.1
Certification of the Chairman of the Board of Management Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.1
Certification of the Member of the Board of Management Responsible for Finance & Controlling Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2
Certification Pursuant to 18. U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13.1
Independent Auditors' Consent of KPMG Deutsche Treuhand-Gesellschaft AG	14.1
Declaration by the Board of Management and Supervisory Board of DaimlerChrysler AG pursuant to § 161 Joint Stock Corporation Act (AktG) regarding to the German Corporate Governance Code in effect as of May 21, 2003	99.1
Letter from the German Secretary of Transport, Building and Housing to the members of the Toll Collect consortium, dated February 17, 2004	99.2

QuickLinks

TABLE OF CONTENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information.
SELECTED FINANCIAL DATA
RISK FACTORS
  Item 4. Information on the Company.
INTRODUCTION
DESCRIPTION OF BUSINESS SEGMENTS
SUPPLIES AND RAW MATERIALS
GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS
DESCRIPTION OF PROPERTY
  Item 5. Operating and Financial Review and Prospects.
INTRODUCTION
NEW ACCOUNTING PRONOUNCEMENTS
INFLATION
CRITICAL ACCOUNTING POLICIES
OPERATING RESULTS
LIQUIDITY AND CAPITAL RESOURCES
OFF-BALANCE SHEET ARRANGEMENTS
RESEARCH AND DEVELOPMENT
OUTLOOK
  Item 6. Directors, Senior Management and Employees.
SUPERVISORY BOARD
BOARD OF MANAGEMENT
COMPENSATION
EMPLOYEES AND LABOR RELATIONS
SHARE OWNERSHIP
  Item 7. Major Shareholders and Related Party Transactions.
  Item 8. Financial Information.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER FINANCIAL INFORMATION
  Item 9. The Offer and Listing.
  Item 10. Additional Information.
OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
MEMORANDUM AND ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
EXCHANGE RATE RISK
INTEREST RATE RISK
  Item 12. Description of Securities Other than Equity Securities.
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. Controls and Procedures.
  Item 16A. Audit Committee Financial Expert.
  Item 16B. Code of Ethics.
  Item 16C. Principal Accountant Fees and Services.
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
DAIMLERCHRYSLER AG Index to Consolidated Financial Statements
Independent Auditor`s Report
DAIMLERCHRYSLER AG AND SUBSIDIARIES Consolidated Statements of Income (Loss)
DAIMLERCHRYSLER AG AND SUBSIDIARIES Consolidated Balance Sheets
DAIMLERCHRYSLER AG AND SUBSIDIARIES Consolidated Statements of Changes in Stockholders' Equity
DAIMLERCHRYSLER AG AND SUBSIDIARIES Consolidated Statements of Cash Flows
DAIMLERCHRYSLER AG AND SUBSIDIARIES Consolidated Fixed Assets Schedule
DAIMLERCHRYSLER AG AND SUBSIDIARIES Notes to Consolidated Financial Statements
INDEX OF EXHIBITS