Form 20-F/A
period 2003-12-31
DAIMLERCHRYSLER AG
filed 2004-06-30
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No.1)
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

Ordinary Shares, no par value	1,012,824,191

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

Item 17 / / Item 18 /X/

        The registrant hereby amends its Annual Report on Form 20-F filed February 19, 2004, to provide the following condensed consolidated financial information of the European Aeronautic Defence and Space Company EADS N.V. and subsidiaries ("EADS") for the year ended December 31, 2003:

  •
  Condensed consolidated income statement information;

  •
  Condensed consolidated balance sheet information; and

  •
  Condensed consolidated cash flow information.

        DaimlerChrysler is providing the aforementioned condensed consolidated financial information about EADS, prepared using generally accepted accounting principles in the United States of America, in a revised Note 3 to the DaimlerChrysler 2003 Consolidated Financial Statements.

        DaimlerChrysler is filing this amendment for the sole purpose of updating "Item 18. Financial Statements," updating Exhibits 12.1, 12.2, 13.1 and 14.1 and changing the page reference under the heading "Consolidated Financial Statements" in "Item 8. Financial Information" from "F-1 through F-90" to "F-1 through F-94."

2

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements and schedule on pages F-i, F-1 through F-94.

3

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2003 Annual Report on its behalf.

Date: June 30, 2004
DAIMLERCHRYSLER AG
	By:	/s/ JÜRGEN E. SCHREMPP Prof. Jürgen E. Schrempp Chairman of the Board of Management
	By:	/s/ MANFRED GENTZ Dr. Manfred Gentz Member of the Board of Management Finance & Controlling

4

DAIMLERCHRYSLER AG
Index to Consolidated Financial Statements

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

KPMG Deutsche Treuhand-Gesellschaft AG

Stuttgart, Germany
February 18, 2004, except for Note 3 which is as of June 30, 2004

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

        DaimlerChrysler is providing the following condensed consolidated financial information about EADS as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 (in millions of EURO):

        Condensed consolidated income statement information:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Revenues	28,641	27,579	26,748
Cost of sales	(23,001)	(22,038)	(21,481)

Gross margin	5,640	5,541	5,267
Selling, administrative and other expenses	(2,444)	(2,448)	(2,884)
Research and development	(2,168)	(2,026)	(1,837)
Other income	217	299	245
Gains on issuance of subsidiary and associated company stock	0	0	2,954

Income before financial income	1,245	1,366	3,745
Financial expense, net	(4)	(186)	(541)

Income before income taxes	1,241	1,180	3,204
Income taxes	(494)	(575)	(728)
Minority interests	(54)	(24)	10
Cumultative effects of changes in accounting principles	10	(346)	0

Net income	703	235	2,486

        Condensed consolidated balance sheet information:

	At December 31, 2003	At December 31, 2002
Goodwill	10,797	10,122
Other intangible assets	313	195
Property, plant and equipment, net	8,562	7,090
Investments and long-term financial assets	6,409	6,827
Equipment on operating leases, net	2,528	2,736

Fixed assets	28,609	26,970
Inventories	3,237	2,320
Trade receivables	3,452	3,344
Other receivables	10,118	5,009
Securities	468	799
Cash and cash equivalents	6,754	5,247

Non-fixed assets	24,029	16,719
Deferred taxes	2,700	2,923
Prepaid expenses	940	941

Total assets	56,278	47,553

Stockholders' equity	17,958	14,450
Minority interests	2,102	1,297
Accrued liabilities	9,220	8,333
Financial liabilities	6,181	5,737
Trade and other liabilities	14,874	13,287

Liabilities	21,055	19,024
Deferred taxes	3,650	1,977
Deferred income	2,293	2,472

Total liabilities	36,218	31,806

Total liabilities and stockholders' equity	56,278	47,553

        Condensed consolidated cash flow information:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Net cash provided by operating activities	4,742	2,752	2,627
Purchases of non-current assets	(3,767)	(3,465)	(3,292)
Proceeds from disposal of non-current assets	471	1,089	1,252
Change in finance lease receivables	(412)	(673)	138
Other	(367)	(255)	(364)

Net cash used for investing activities	(4,075)	(3,304)	(2,266)
Change in financial liabilities	1,199	(629)	(465)
Cash distribution to shareholders	(240)	(403)	(404)
Other	(40)	(270)	141

Net cash provided by (used for) financing activities	919	(1,302)	(728)
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents	(79)	(69)	27

Net increase (decrease) in cash and cash equivalents	1,507	(1,923)	(340)
Cash and cash equivalents:
At beginning of year	5,247	7,170	7,510

At end of year	6,754	5,247	7,170

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

        In April 2001, as part of the Group's strategy to focus on its core automotive business, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million in cash. The sale resulted in a pretax gain of [EURO]209 million that is included in other income of the Other Activities segment. The following assets and liabilities were included in this disposal group in 2001: [EURO]214 million fixed assets, [EURO]387 million current assets, [EURO]205 million liabilities and [EURO]121 million accrued liabilities. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in the Automotive Electronics activities, which had been accounted for using the equity method, for [EURO]215 million in cash. The sale resulted in a pretax gain of [EURO]128 million that is included in financial income (expense), net, of the Other Activities segment.

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

        At December 31, 2003, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reportable segments are: Mercedes Car Group [EURO]160 million (2002: [EURO]104 million), Chrysler Group [EURO]

969 million (2002: [EURO]1,165 million), Commercial Vehicles [EURO]588 million (2002: [EURO]696 million), Services [EURO]62 million (2002: [EURO]62 million) and Other Activities [EURO]37 million (2002: [EURO]44 million).

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

        In 2003, 3.14 million stock options from the Stock Option Plan 2000 were granted to the members of the Board of Management as a long-term remuneration component. Also in 2003, 503,000 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock based compensation programs, see Note 24.

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

QuickLinks

SIGNATURES
DAIMLERCHRYSLER AG Index to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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