Form 20-F
period 2004-12-31
DAIMLERCHRYSLER AG
filed 2005-02-28
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 28, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
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

(as of December 31, 2004)

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

ii

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

  •
  price increases, shortages or supply interruptions of fuel or production materials, such as steel, or labor strikes;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of pending or threatened future legal proceedings;

  •
  decline in resale prices of used vehicles; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

        If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

References

        Unless otherwise specified, in this annual report, "we," "us," "our," "DaimlerChrysler," the "DaimlerChrysler Group" or the "Group" refers to DaimlerChrysler AG and its consolidated subsidiaries, or any one or more of them, as the context may require.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

        We prepared the audited consolidated financial statements included in this annual report (Consolidated Financial Statements) in accordance with generally accepted accounting principles in the United States of America which we refer to as U.S. GAAP.

        For your convenience, we have translated some of the financial information contained in this annual report from euros into United States dollars ("U.S. dollars" or "$"). Except where indicated otherwise, we have used an assumed rate of €1 = $1.3538 for these convenience translations. This rate represents the noon buying rate for euros on December 31, 2004, in New York City as certified by the Federal Reserve Bank of New York for customs purposes. Our convenience translations do not mean that the dollar amounts actually represent the underlying euro amounts or that you can convert the euro amounts into dollars at the assumed rate. The rate we used for the convenience translations also differs from the currency exchange rates we used in the preparation of our Consolidated Financial Statements.

SELECTED FINANCIAL DATA

        We have derived the selected consolidated financial data presented in the table below from our audited consolidated financial statements for the years ended December 31, 2004, 2003, 2002, 2001, and 2000. You should read the table together with our Consolidated Financial Statements and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	Year Ended December 31,
	2004[1]	2004	2003	2002		2001	2000
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenues	$192,319	€142,059	€136,437	€147,368	[2]	€150,386 [2]	€160,278	[2]
Income (loss) before financial income	6,244	4,612	3,388 [3]	3,719	[2]	(1,807)[2]	4,170	[2]
Income (loss) from continuing operations and before extraordinary items and cumulative effects of changes in accounting principles	3,338	2,466	(418)	4,795	[2]	(763)[2]	2,443	[2]
Basic earnings (loss) per share	3.29	2.43	(0.41)	4.76	[2]	(0.76)[2]	2.44	[2]
Diluted earnings (loss) per share	3.29	2.43	(0.41)	4.74	[2]	(0.76) [2]	2.43	[2]
Income from discontinued operations	—	—	14	82		101	22
Income on disposal of discontinued operations	—	—	882	—		—	—
Total income from discontinued operations including net gain on disposals	—	—	896	82		101	22
Basic earnings per share	—	—	0.88	0.08		0.10	0.02
Diluted earnings per share	—	—	0.88	0.08		0.10	0.02
Net income (loss)	3,338	2,466	448	4,718		(662)	7,894	[4]
Basic earnings (loss) per share	3.29	2.43	0.44	4.68		(0.66)	7.87	[4]
Diluted earnings (loss) per share	3.29	2.43	0.44	4.67		(0.66)	7.80	[4]
Balance Sheet Data (end of period):
Total assets	$247,334	€182,696	€178,268	€187,327		€207,410	€199,274
Short-term financial liabilities	46,202	34,128	28,255	30,499		34,409	35,840
Long-term financial liabilities	57,526	42,492	47,435	48,784		56,966	48,943
Capital stock	3,565	2,633	2,633	2,633		2,609	2,609
Stockholders' equity	45,408	33,541	34,481	35,004		39,037	42,422
Other Data:
Weighted average number of shares outstanding
Basic	1,012.8	1,012.8	1,012.7	1,008.3		1,003.2	1,003.2
Diluted	1,014.5	1,014.5	1,012.7	1,013.9		1,003.2	1,013.9

We converted the amounts in this column from euros into dollars solely for your convenience at an exchange rate of €1 = $1.3538, the noon buying rate for euros on December 31, 2004. Please note that the convenience translation is not required by U.S. GAAP and, accordingly, our auditors have not audited these converted dollar amounts.

We have adjusted prior year figures to exclude discontinued operations. Please refer to Note 10 to our Consolidated Financial Statements for a description of discontinued operations.

3
We reclassified a dilution gain of €24 million from "Other income" to "Financial income (expense), net."

4
Net income for 2000 includes €5,516 million of extraordinary gains from the disposals of businesses.

Dividends

        The following table shows the annual dividends we paid on our ordinary shares for the years 2000, 2001, 2002 and 2003. The table also discloses the dividend amount per ordinary share for 2004 which our supervisory board and our board of management plan to propose to our stockholders. We will ask our stockholders for approval at the annual general meeting scheduled for April 6, 2005. For each of the years presented, the table shows the dividend amount paid in euros and the dollar equivalent.

        The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares and if you are a U.S. resident, please refer to "Taxation" in "Item

10. Additional Information" for a discussion of potential German and United States federal income tax consequences resulting from any dividends you may receive from us.

Year Ended December 31,	Dividend Paid Per Ordinary Share[1]
2000	€2.35	$2.08
2001	1.00	0.88
2002	1.50	1.61
2003	1.50	1.81

2004 (proposed)	€1.50	$1.95

1
We have translated the euro dividend amount proposed for 2004 into dollars solely for your convenience at an exchange rate of €1 = $1.2981, the noon buying rate for euros on February 14, 2005. The U.S. dollar amounts for prior years reflect the dollar amounts actually paid to those shareholders who received their dividends in U.S. dollars.

        For additional information on our dividends, please refer to the discussion under the heading "Dividend Policy" in "Item 8. Financial Information."

Exchange Rate Information

        The following table shows average, high and low noon buying rates.

Year		Average[1]
	(in $ per €)
2000		0.9207
2001		0.8909
2002		0.9495
2003		1.1411
2004		1.2478
2004	High	Low
July	1.2437	1.2032
August	1.2368	1.2025
September	1.2417	1.2052
October	1.2783	1.2271
November	1.3288	1.2703
December	1.3625	1.3224
2005
January	1.3476	1.2954
February (through February 14, 2005)	1.3017	1.2773

1
This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 14, 2005, the noon buying rate for €1 was $1.2981.

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

        Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for information on how exchange rate fluctuations affect our businesses and operations. In these sections, you can also find a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.

RISK FACTORS

        Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in our primary markets, North America and Europe. The principal risks are described below.

  Economic

        A slow-down in economic growth throughout the world could lead to a decline in demand in our primary markets and, as a result, may significantly adversely affect our profitability and cash flows and delay our strategic expansion plans.

        A decline in consumer demand, in particular in our primary markets, the United States and Western Europe, could significantly adversely affect our profitability and cash flows and our strategic expansion plans.

        A decline in U.S. domestic consumer demand could negatively affect our commercial vehicles and passenger car sales in the United States. Any of several factors could contribute to such a decline. Aside from cyclical declines in the U.S. economy, the U.S. economy increasingly requires significant capital inflow from non-U.S. investors to finance its large current account deficit. A pronounced decline in demand for U.S. dollar denominated investments, which could be intensified by further depreciation of the U.S. dollar against selected world currencies, could force the United States to raise its key interest rates, thereby negatively affecting both consumer consumption and capital investment.

        A decline in the U.S. economy could trigger a drop in economic growth in Western Europe. Since many Western European economies, including in particular Germany, depend on exports of products and services to other markets, a continued weak U.S. dollar may also reduce demand for European goods and services in the United States, thereby negatively affecting European economies. Moreover, any of several domestic factors, such as the structural weakness of the German economy, could independently trigger a decline in Western European economies. Since we sell a significant percentage of our Mercedes-Benz passenger cars and our Mercedes-Benz and Setra commercial vehicles in these markets, a downturn in the Western European economies would have a negative impact on demand for our vehicles.

        Since we derive substantial revenues from the United States and Western Europe, the occurrence of any of these events may significantly adversely affect our future sales, operating results and cash flows. In addition, international geopolitical and military instability, the continuing war on terrorism, concern about potential terrorist attacks and fear of a renewed stock market decline continue to threaten consumer and investor confidence in these and other markets.

        Continued rising energy costs or sustained high energy prices, especially for crude oil, could significantly influence worldwide consumer spending, and thus may adversely impact automotive sales. Rising energy costs can lead to a shift to smaller, lighter, more fuel-efficient cars, which generally provide a lower gross margin than larger vehicles, as well as deferral of purchases. For a discussion of the risks associated with higher prices for raw materials, please see the discussion below under the heading "Industry and Business."

        A recession in the Japanese economy, caused by weaker exports and a drop in domestic demand, could not only reduce sales of passenger cars of our Mercedes Car Group in the Japanese market, but could also negatively affect the business of our subsidiary Mitsubishi Fuso Truck and Bus Corporation.

        An important feature of our long-term strategic plan for growth is our expansion in other Asian markets. An economic decline in Asia, particularly an economic downturn in China, could delay that expansion and could adversely impact our existing activities in these markets. Moreover, deteriorating economic conditions in Asia, especially if coupled with depreciating Asian currencies, could lead Asian competitors with excess capacity to intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        We also maintain production facilities and sales and finance companies in other regions of the world which may be affected by local and regional adverse economic and political developments. Some of these countries may experience severe economic contraction or currency fluctuation, which could adversely affect our production facilities as well as demand in those and neighboring countries. For example, our Commercial Vehicles segment maintains production facilities and sells significant numbers of vehicles in Turkey and in several South American countries, some of which have experienced such conditions in the recent past.

        Apart from general economic conditions, the political and regulatory environment in the markets in which we operate also affects our sales. More stringent legislation on emissions and fuel consumption, regulations on energy prices or luxury or other taxes could affect our growth in different product segments, and thus our profitability and cash flows. In addition, a discord in international trade relations and the use of tariff or non-tariff trade barriers could negatively affect our global sales and procurement activities.

  Industry and Business

        Overcapacity and intense competition in the automotive industry may accelerate pricing pressure and force further cost reductions.

        Intense price competition and overcapacity in the automotive industry could force manufacturers of passenger cars and commercial vehicles to decrease production, reduce capacity or increase sales incentives. Any of these actions would increase our costs and reduce our revenues. Sales incentives in the new vehicle business also influence the price level of used vehicles and thus the continued use or further increase of sales incentives could result in a decline in resale prices of used vehicles.

        In addition, if we are unable to continue to provide competitive sales incentives, customers may elect to purchase competitors' products and our future profitability may suffer. The revenues and operating results of the Chrysler Group are particularly sensitive to sales incentives because consumers in the U.S. and Canadian automotive markets have come to expect them. Sales incentives may become more relevant in West European markets as well.

        Risks arising from our leasing and sales financing business may adversely affect our future operating results and cash flows.

        The financial services we offer in connection with the sale of vehicles involve several risks, including increased refinancing cost, and the potential inability to recover our investments in leased vehicles and to collect our sales financing receivables. If any of these risks materialize, our future operating results, financial condition and cash flows could be adversely affected. For instance, our ability to recover our investments in leased vehicles may deteriorate as a result of a decline in resale prices of used vehicles. Our ability to collect our sales financing receivables could be negatively impacted by consumer and dealer insolvencies.

        Sales incentives, which have become an integral part of sales promotion, have, among other things, the effect of reducing new vehicle prices. Their continued use means that resale prices of used vehicles and the carrying value of leased vehicles may experience further downward pressure. In addition, a decline in resale prices of used vehicles could also negatively affect the collateral value of our sales financing and finance lease receivables.

        Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information on how we account for our leasing and sales financing business and how sales incentives could affect this business.

        Our future profitability will depend on the ability to offer competitive prices while maintaining a high level of quality.

        Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Reductions in our product quality could severely tarnish our image as a manufacturer and thereby negatively affect our future sales and, as a consequence, our future operating results and cash flows. Consumers, however, increasingly react more sensitively to pricing, which may result in continued or intensified pricing pressures which may limit our ability to pass price increases through to customers. Our attempts to reduce costs along the automotive value chain may place additional cost and pricing pressure on suppliers, which can also negatively affect product quality.

        Additionally, component parts or assembly defects could require us to undertake service actions and recall campaigns, or even to develop new technical solutions requiring regulatory certification prior to implementation. We may need to expend considerable resources for these remediation measures, resulting in higher accruals for new warranties issued and expenses in excess of accrued liabilities for product guarantees previously issued.

        Pressure on the commodities markets could negatively impact our profitability.

        The rising demand in the worldwide commodities markets for raw materials that we use in our production process, such as steel and petroleum-based products, have led to price increases in such materials. For example, steel prices in 2004 increased significantly due to increased worldwide demand. Continued high prices or further price increases for raw materials, in particular for steel, will lead to higher production costs that could in turn negatively impact our future operating results, profitability and cash flows because we may not be able to pass all of those costs on to our customers.

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

        The automotive industry is subject to extensive government regulations worldwide. Laws in various jurisdictions regulate occupant safety and the environmental impact of vehicles, including emission levels, fuel economy and noise, as well as the levels of pollutants generated by the plants that produce them. The cost of compliance with these regulations is significant, and we expect to incur higher compliance costs in the future. New legislation may subject us to additional expense in the future, which could be significant.

        Risks arising from contingent obligations could affect us adversely.

        We sometimes provide guarantees for third party liabilities, principally in connection with liabilities of our non-consolidated affiliated companies, and performance guarantees related to the contractual performance of joint ventures, non-incorporated companies, partnerships and project groups. These liability and performance guarantees may expose us to financial risk. For example, our subsidiary DaimlerChrysler Services AG, together with Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute), has contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12 metric tons gross vehicle weight using German highways. Toll Collect GmbH, a German limited liability company in which DaimlerChrysler Services holds a 45% interest, is the principal builder and operator of the system. In the agreement with the Federal Republic of Germany, the consortium members have undertaken guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and successful operation of the toll collection system and for funding Toll Collect GmbH. The consortium members are jointly and severally liable with respect to most of these guarantees and obligations. The original deadline for completion of the system was August 31, 2003, but technical difficulties delayed completion, which exposes the consortium members to financial risk. The system commenced operations on January 1, 2005, with slightly reduced functionality. As a result of the guarantees and other obligations DaimlerChrysler Services undertook as one of the consortium members, our future operating results and cash flows may be materially adversely affected by penalties, damage claims and losses associated with the underperformance of the system or a delayed introduction of additional system features. For further information concerning this agreement, please refer to the discussion under the heading "Off-Balance Sheet Arrangements — Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

  Financial

        We are exposed to fluctuations in currency exchange rates and interest rates.

        Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the U.S. dollar, the euro and other world currencies. In addition, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities. We also hold a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. Changes in currency exchange rates and interest rates can have substantial adverse effects on our operating results and cash flows. For example, the continued strength of the euro against the U.S. dollar and other world currencies could significantly adversely affect our operating results and cash flows because a significant portion of our business, primarily in the case of the Mercedes Car Group, depends in part on export sales to the United States. As the U.S. dollar declines, it becomes more expensive for consumers in the United States to purchase foreign-made vehicles and sales of those vehicles will likely decline. For more information on how changes in exchange rates and interest rates may impact our operating results and cash flows, please refer to the discussion under the heading "Introduction" in "Item 5. Operating and Financial Review and Prospects" and to the discussion about market risk in "Item 11. Qualitative and Quantitative Disclosures About Market Risk."

        Downgrades of our long-term debt ratings increase our cost of capital and may negatively affect our businesses.

        Downgrades by rating agencies may increase our cost of capital and, as a result, could negatively affect our businesses, especially our leasing and sales financing business which is typically financed with a high proportion of debt.

        For a more detailed description of our credit ratings, please refer to the discussion under the heading "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

        We depend on the issuance of term debt to manage liquidity, and declines in our operating performance may limit our ability to issue such debt.

        To manage the liquidity of the Group, we depend on the issuance of term debt, principally in the U.S. and European capital markets. Declines in our operating performance and changes in demand for this type of debt instrument could increase our borrowing costs or otherwise limit our ability to fund operations, either of which would negatively affect our operating results and cash flows.

        The carrying value of our non-controlling equity interests in other companies depends on the ability of those companies to operate their businesses profitably.

        We hold non-controlling equity interests in various companies. Most notably, we hold a significant investment in the European Aeronautic and Defence and Space Company EADS N.V. (EADS). Any factors negatively affecting the profitability of the businesses of these companies may adversely affect our ability to recover the full amount of our investments. If we account for those companies using the equity method of accounting, as we do with respect to EADS, such factors may also affect our proportionate share in their future operating results. For information on how we account for our investment in EADS, please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects." For additional information about our significant equity method investments, please refer to Note 3 to our Consolidated Financial Statements.

        We may need to make significant cash contributions or increase accruals with respect to the funding of our pension and other post-retirement benefit plans.

        Our pension and other post-retirement obligations are significant and are partially unfunded. The funded status of our off-balance sheet pension and other post-retirement benefit plans is subject to changes in actuarial and other related assumptions and to actual developments.

        These developments, such as a significant change in the performance of plan assets or a change in the portfolio mix of plan assets, can result in corresponding decreases in the valuation of plan assets, particularly with respect to equity securities. Lower plan assets or a change in the rate of expected return on plan assets can result in higher net periodic pension and other post-retirement benefit costs in the following year.

        In addition, pension and other post-retirement benefit plan valuation assumptions could have an effect on the funded status of our plans. Even small changes in assumptions, such as discount rates, rates for compensation increase, mortality rates, retirement rates, health care cost trend rates and other factors, may lead to significant increases in the value of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect the net periodic pension and other post-retirement benefit costs in the following year.

        Please refer to the discussions under the headings "Critical Accounting Policies" and "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects" as well as to Note 25a to our Consolidated Financial Statements for additional information on pension and other post-retirement benefit accounting.

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

Business Summary and Developments

        DaimlerChrysler AG is the ultimate parent company of the DaimlerChrysler Group. The Group develops, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, light trucks and commercial vehicles. We also provide financial and other services relating to our automotive business. We have four primary business segments. Our fifth segment, Other Activities, comprises all other businesses and investments in businesses not allocated to one of our primary business segments. Our segments are:

  •
  Mercedes Car Group

  •
  Chrysler Group

  •
  Commercial Vehicles

  •
  Services

  •
  Other Activities

        We offer our automotive products and related financial services primarily in Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. We have also taken significant steps towards increasing further our presence in the Asian markets. In 2004, we increased our interest in the Japanese truck manufacturer Mitsubishi Fuso Truck and Bus Corporation from 43% to 65% and entered into two joint venture agreements with Chinese partners relating to the possible production of passenger cars and vans in China. Both joint venture agreements require further approval by the relevant Chinese authorities. Approximately 45% of our 2004 revenues derived from sales in the United States, 16% from sales in Germany and 18% from sales in other countries of the European Union. In line with our strategy of concentrating on the automotive business and related services, we disposed of several non-core business assets and expanded our core automotive activities over the past several years. These transactions include the following:

        MMC.    In 2004, we reevaluated our 37% equity investment in Mitsubishi Motors Corporation (MMC). On April 22, 2004, our board of management and our supervisory board decided not to provide further financial support to MMC. In the second quarter of 2004, MMC, together with its other shareholders, established a restructuring plan, which led to changes in the capital and shareholder structure of MMC as well as to changes in the composition of MMC's board of directors and management. In this context, a new investor acquired a 33.3% interest in the voting stock of MMC and received significant - contractually guaranteed - managerial rights. As a consequence, our interest in the voting stock of MMC was diluted from 37.0% to 24.7%, our representation on MMC's board of directors was significantly reduced, and we no longer have the ability to exercise significant influence over the operating and financial policies of MMC. These changes were approved at the annual shareholders' meeting on June 29, 2004, and following that meeting we ceased to account for our investment in MMC using the equity method of accounting and classified our investment in MMC as an investment in related companies, accounted for at fair value. Since then our equity interest has been further diluted. As of December 31, 2004, we held 19.7% of the share capital of MMC.

        MFTBC.    In January 2003, MMC spun off its"Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In March 2003, we (DaimlerChrysler AG) acquired from MMC a non-controlling 43% interest in MFTBC for €764 million in cash plus certain direct acquisition costs. Ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they agreed to purchase from MMC a total of 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, we (DaimlerChrysler AG) acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC's interest in MFTBC to a non-controlling 20% interest. The aggregate amount we paid for the 65% controlling interest in MFTBC was €1,251 million consisting of consideration paid plus direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively). We also re-allocated a €87 million portion of the initial purchase price for our interest in MMC and previously included in our investment in MMC to the acquisition costs of MFTBC. We have included the consolidated results of MFTBC in our Commercial Vehicles segment since March 31, 2004, with a one-month time lag. Prior to March 31, 2004, we accounted for our proportionate share in MFTBC's results in the Commercial Vehicles segment using the equity method of accounting.

        HMC.    In June 2001, we (DaimlerChrysler AG) entered into a commercial vehicle joint venture agreement with Hyundai Motor Company (HMC). In a first phase, we and HMC established DaimlerHyundai Truck Corporation (DHTC), of which we and HMC each owned 50%. We formed DHTC to produce and distribute engines and engine parts and we anticipated starting production in mid-2004. The commercial vehicle joint venture agreement with HMC also included an option for us to acquire 50% of the commercial vehicle business of HMC for approximately €400 million. Pursuant to this option, which we exercised in December 2002, we intended that HMC would contribute its entire commercial vehicle business into a new legal entity.

        In May 2004, as part of the realignment of our strategic alliance with HMC, we terminated discussions with HMC regarding the formation of the commercial vehicles joint venture. Also in May 2004, we sold our non-controlling 50% interest in DHTC to HMC for a total pre-tax gain of €60 million. In August 2004, we sold our 10.5% stake in HMC for €737 million in cash, resulting in a pre-tax gain of €252 million that is included in financial income (expense), net.

        Beijing Benz-DaimlerChrysler Automotive Co. Ltd.    In November 2004, we (DaimlerChrysler AG and DaimlerChrysler (China) Ltd.), agreed upon an amended and re-stated joint venture contract with Beijing Automotive Industry Holding Co. Ltd. (BAIC) to expand the existing joint venture Beijing Jeep Corporation, Ltd. and to rename the expanded joint venture Beijing Benz-DaimlerChrysler Automotive Co. Ltd. (BBDCA). As agreed in the joint venture contract, we intend to make a capital contribution of $105 million to BBDCA and then to hold a 50% equity interest in this company. This joint venture is still under review and subject to the approval of the relevant Chinese authorities. Once the approval is obtained, BBDCA will manufacture and sell under our license Mercedes-Benz C-Class and E-Class passenger cars. BBDCA continues to produce and sell passenger cars under license agreements with our subsidiary DaimlerChrysler Corporation and with Mitsubishi Motors Corporation. We expect production of Mercedes-Benz C- and E-Class passenger cars to begin in the second half of 2005 with a capacity of 20,000 vehicles per year.

        DaimlerChrysler Vans (China) Ltd.    In November 2004, DaimlerChrysler Vans Hong Kong Ltd., a company in which we hold a majority equity interest, and Fujian Industry Group Corporation agreed upon a joint venture contract to establish DaimlerChrysler Vans (China) Ltd. (DCVC). As agreed in the joint venture contract, once the company is established, we intend to make a capital contribution of €54 million to DCVC and then to hold a 50% equity interest in this company. This joint venture is still under review and subject to approval by the relevant Chinese authorities. Once approval is obtained, we plan for DCVC to manufacture and sell under our license Mercedes-Benz Vito/Viano and Sprinter vans. We expect production of these vans to commence in the second half of 2006 with a capacity of 40,000 units per year.

        MTU Aero Engines.    On December 31, 2003, we sold MTU Aero Engines GmbH and its subsidiaries to the investment company Kohlberg, Kravis and Roberts & Co. Ltd. (KKR) for €1,450 million, consisting of €1,052 million in cash and net debt of €398 million which KKR assumed. We further agreed to provide a vendor loan to KKR in the amount of €175 million, reducing our cash proceeds from the transaction to €877 million. The sale of MTU Aero Engines also triggered a compensation payment of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, which we paid in January 2004. This compensation payment released us from financial obligations which we had undertaken in order to facilitate a pre-existing strategic alliance between MTU Aero Engines and Pratt & Whitney. As required by U.S. GAAP, we classified and are reporting the results of MTU Aero Engines and the gain on the sale of this business as discontinued operations in our consolidated statements of income.

        Global Engine Alliance.    DaimlerChrysler Corporation, HMC, and MMC have (directly or through wholly owned subsidiaries) formed joint ventures to develop and engineer through HMC, and jointly manufacture (in the United States) a family of world-class in-line four cylinder gasoline engines. Each of the three companies will utilize the same base engine in some of its future vehicles and will work with the other two to reduce the cost of the engine, improve quality and maximize production efficiencies. HMC and MMC will manufacture engines in production facilities in Korea and Japan, respectively, while the joint ventures will own and operate the production facility in the United States. HMC commenced manufacture of the engine in 2004. Engine production is scheduled to commence in the United States for Chrysler in 2005 and MMC in 2006.

        Sale of capital services portfolios.    In an effort to refocus our financing and leasing portfolios on the automotive sector, which is our core business, we disposed of several non-automotive financial assets in 2002, 2003, and 2004. Most importantly, during 2002 we sold substantial portions of our commercial real estate and asset-based lending portfolios to GE Capital and other financial services providers for an aggregate amount of €1.3 billion. In October 2002, we concluded further agreements to sell additional portions of our capital services portfolio. We completed these sales in 2003 for proceeds of €0.3 billion. Minor dispositions occurred in 2004.

        Sale of debis Systemhaus.    In October 2000, our subsidiary DaimlerChrysler Services AG combined its information technology activities with those of Deutsche Telekom AG in a joint venture. As part of the transaction, Deutsche Telekom contributed €4.6 billion in cash to our information technology subsidiary debis Systemhaus in exchange for a 50.1% controlling interest in that company. In 2001, debis Systemhaus was renamed T-Systems ITS. In January 2002, we exercised our option to sell our 49.9% interest in T-Systems ITS to Deutsche Telekom for €4.7 billion. We consummated the sale in March 2002.

        Sale of Temic.    In April 2001, we sold a 60% interest in TEMIC TELEFUNKEN microelectronic GmbH (now known as Conti Temic microelectronic GmbH) and its subsidiaries to Continental AG for proceeds of €398 million. The sale agreement provided Continental with the option to purchase our 40% interest, and gave us the option to sell our 40% interest to Continental. On April 1, 2002, we exercised our option and sold our 40% interest to Continental for €215 million.

        For additional information on these transactions and a discussion of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects." For additional information on acquisitions and dispositions of businesses during the last three years, please refer to Notes 3 and 4 to our Consolidated Financial Statements.

        Net income from continuing operations was €2.5 billion in 2004 compared to a net loss from continuing operations of €0.4 billion in 2003. Basic and diluted earnings per ordinary share (from continuing operations) were €2.43 in 2004, compared to basic and diluted loss per ordinary share of €0.41 in 2003.

        Total net income was €2.5 billion in 2004 compared to total net income of €0.4 billion in 2003. Basic and diluted earnings per ordinary share were €2.43 in 2004, while in 2003 basic and diluted earnings per ordinary share were €0.44.

        For additional information on our financial performance, please refer to "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures for property, plant and equipment were €6.4 billion in 2004, €6.6 billion in 2003 and €7.1 billion in 2002. In 2004, the United States and Germany accounted for 40% and 37% of these capital expenditures, respectively. Expenditures on operating leases were €17.7 billion in 2004, higher than in the prior year (2003: €15.6 billion; 2002: €17.7 billion). For information on our capital expenditures by business segment, please refer to "Description of Business Segments" below.

        As of December 31, 2004, we had 1,012,824,191 ordinary shares outstanding and approximately 1.7 million stockholders. Our ordinary shares trade on various stock exchanges throughout the world, including the Frankfurt Stock Exchange and the New York Stock Exchange.

Significant Subsidiaries

        The following table shows the significant subsidiaries DaimlerChrysler AG owned, directly or indirectly, as of December 31, 2004:

Name of Company	Percentage Owned
DaimlerChrysler North America Holding Corporation, Auburn Hills, MI, a Delaware corporation	100.0
DaimlerChrysler North America Finance Corporation, Newark, DE, a Delaware corporation	100.0
DaimlerChrysler Motors Company LLC, Auburn Hills, MI, a Delaware limited liability company	100.0
DaimlerChrysler Corporation, Auburn Hills, MI, a Delaware corporation	100.0
DaimlerChrysler Services North America LLC, Farmington Hills, MI, a Michigan limited liability company	100.0
DaimlerChrysler Services AG, registered in Berlin, Germany	100.0
smart gmbh, registered in Böblingen, Germany	100.0

        DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Services AG and smart gmbh. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler North America Finance Corporation and 100% of DaimlerChrysler Motors Company LLC. DaimlerChrysler Motors Company LLC owns 100% of DaimlerChrysler Corporation. DaimlerChrysler Corporation owns 100% of DaimlerChrysler Services North America LLC.

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes Car Group

        The Mercedes Car Group designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart compact passenger cars. In 2004, the Mercedes Car Group contributed approximately 33% of our revenues. In 2004, Mercedes Car Group began a broad quality offensive. In early February 2005, we announced a comprehensive program designed to improve efficiency and increase earnings.

        Mercedes-Benz.    Our Mercedes-Benz passenger cars are world-renowned for innovative technology, highest levels of comfort, quality, safety, and pioneering design. The availability of individual models differs by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    S-Class full-size luxury sedans range from the S 350 to the S 600. In addition to various gasoline-powered models, two diesel engine versions with common-rail technology - the S 320 CDI and the S 400 CDI - and three models with permanent all-wheel drive - the S 350 4MATIC, the S 430 4MATIC and the S 500 4MATIC - are currently available. A sportier version, the S 55 AMG completes the line-up. We expect to launch the successor model of the current S-Class in the second half of 2005.

        The CL-Class is a top-of-the-line two-door coupe derived from the S-Class platform. The CL coupes combine superior driving performance, comfort and state-of-the-art technology. Customers can choose among three models - the CL 500, the CL 600, and the CL 55 AMG.

        Our renowned SL convertible models are available in four variants - the SL 350, the SL 500, the SL 600 and the SL 55 AMG. They all feature a retractable hard top, an electronic braking system, and an active suspension system.

        In the first half of 2004, we launched a new high performance Mercedes-Benz sports car, the SLR. McLaren Cars Ltd., a subsidiary of McLaren Group Ltd. in which we hold a 40% interest, produces the SLR.

        E-Class.    The E-Class is a line of luxury sedans and station wagons. E-Class sedans are available in five gasoline engine versions ranging from the E 200 to the E 55 AMG and six common-rail diesel engine versions. Three models are available with permanent all-wheel drive — the E 240 4MATIC, the E 320 4MATIC and the E 500 4MATIC. E-Class station wagons are available in five gasoline engine versions, ranging from the E 200 Compressor to the E 55 AMG, and in four common-rail diesel engine versions.

        In October 2004, we introduced a new four-door coupe, the CLS. The CLS is an innovative vehicle concept with a highly emotive design and leading-edge technology. It is based on the E-Class platform and is available as a CLS 350 and a CLS 500. A more powerful AMG version and a diesel version are expected to be available in 2005.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. We offer seven gasoline engine versions and four common-rail diesel engine versions. Two models are available with permanent all-wheel drive. The C-Class sports coupe, the SLK-Class (a two-seat roadster), the CLK coupe, and the CLK convertible complement the C-Class product family. In the spring of 2004, the C-Class sedans and station wagons underwent an extensive facelift. The new SLK convertible was launched in 2004.

        A-Class.    The A-Class is a front-wheel drive four-door hatchback. Customers can choose from three gasoline engines of varying displacements and three diesel engines with common-rail technology. In the third quarter of 2004, we introduced the successor of the four-door A-Class, followed by the launch of a new 2-door variant in November 2004. Together with the introduction of the all-new Compact Sports Tourer CST (the new B-Class) in 2005, we will be able to offer new choices and a wider selection in this segment to our customers. We do not offer the A-Class in the United States.

        M-Class.    The M-Class is a line of sport-utility vehicles with permanent all-wheel-drive. We currently offer two diesel and three gasoline engine versions. In mid-2005, we plan to launch the successor generation of the M-Class and an all-new Grand Sports Tourer GST (the new R-Class), first in the United States and then in Europe.

        G-Class.    The G-Class is a four-wheel drive cross-country vehicle that comes in a short and a long wheelbase version and is also available as a convertible. We currently offer three gasoline engine models and two common-rail diesel engine models. The long wheelbase version of the G 500 is also available in the United States. We expect to launch a remodeled version in 2006.

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

        smart.    The smart brand was originally synonymous for a micro-compact car specifically designed for urban mobility and the optimal use of resources. Beginning in 2003, we transformed smart into a multi-product brand. In addition to the original fortwo, we introduced a roadster version in 2003 and launched a four-seat, four-door model, the smart forfour, in April 2004.

  Markets, Sales and Competition

        Markets.    In 2004, the main markets for our Mercedes Car Group were Germany (32% of unit sales), the remainder of Western Europe (35% of unit sales), the United States (18% of unit sales) and Japan (3% of unit sales). In Germany, new passenger car registrations for all manufacturers reached 3.3 million units, 1% more than in the previous year. In Western Europe (excluding Germany), new registrations of passenger cars increased 14% to 13.8 million units.

        Sales.    The following table shows the distribution of revenues and unit sales for our Mercedes Car Group segment by geographic market since 2002:

Revenues and Unit Sales

	Year Ended December 31,
	2004	% change	2003	% change	2002
Revenues[1]
Western Europe	30,452	-4	31,558	+2	30,940
Germany	15,760	-7	16,875	-1	16,975
Other	14,692	0	14,683	+5	13,965
NAFTA region	11,381	-4	11,848	-3	12,173
United States	10,477	-4	10,932	-3	11,257
Canada and Mexico	904	-1	916	0	916
Asia	4,778	-6	5,100	+9	4,694
Japan	1,996	-17	2,399	-2	2,438
Other	2,782	+3	2,701	+20	2,256
Other markets	3,019	+3	2,940	+24	2,363

World	49,630	-4	51,446	+3	50,170

Units
Western Europe	820,700	+1	812,900	-3	835,900
Germany	386,900	-1	390,100	-6	417,000
Other	433,800	+3	422,800	+1	418,900
NAFTA region	239,900	+2	235,400	+2	231,800
United States	222,500	+2	218,400	+2	213,700
Canada and Mexico	17,400	+2	17,000	-6	18,100
Asia	93,300	-3	96,000	+2	94,100
Japan	41,400	-10	45,800	-3	47,100
Other	51,900	+3	50,200	+7	47,000
Other markets	72,900	0	72,600	+3	70,500

World	1,226,800	+1	1,216,900	-1	1,232,300

1
€ in millions.

        In 2004, worldwide unit sales of the Mercedes Car Group were 1% higher than in 2003, while revenues decreased 4% compared to the prior year. Unit sales reached 1,226,800 units compared to 1,216,900 in the previous year. Sales of the renewed C-Class sedan were particularly strong at 228,500 units while the entire C-Class family achieved sales of 474,800 units. The E-Class maintained its worldwide segment leadership with sales of 294,200 units in 2004, a slight decline compared to 2003. Despite continued strong performance in its market segment, unit sales of the S-Class family, which is reaching the end of its lifecycle, declined 21% to 85,900 units.

        In Germany, unit sales of our Mercedes Car Group were 386,900 in 2004, 1% less than in 2003, while unit sales in Western Europe (excluding Germany) increased 3% to 433,800 units. In the United States, the most important non-European market for Mercedes-Benz passenger cars, we sold 222,500 units in 2004, a 2% increase over the previous year. The continued strong sales performance of the successful C-Class family, certain S-Class models, the E-Class station wagon and the CLK convertible supported this increase. Unit sales in Japan fell 10% to 41,400 units in a very difficult market. In the rest of Asia (excluding Japan), we were able to surpass last year's sales level by 3% at 51,900 units. Sales performance in emerging markets such as China was especially encouraging with an increase of more than 5%. For a discussion of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table shows, by vehicle line, the number of units sold since 2002:

	Year Ended December 31,
	2004	2003	2002
Units
S-Class (including CL-Class, SL-Class, Maybach, and SLR)	85,900	108,800	107,100
E-Class (including CLS-Class)	294,200	305,300	242,300
C-Class (including CLK-Class and SLK-Class)	474,800	442,100	478,300
A-Class	142,500	147,400	171,500
M-Class	70,900	81,200	102,000
G-Class	6,400	7,400	8,800
smart	152,100	124,700	122,300

Total	1,226,800	1,216,900	1,232,300

        Competition.    In Western Europe, our Mercedes-Benz passenger cars principally compete with products of BMW Group (BMW and, since January 2003, Rolls Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Jaguar, Aston Martin, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus). In the United States, our principal competitors include BMW (BMW, Rolls Royce), Ford (Jaguar, Aston Martin, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab). Competitors of Maybach are Rolls Royce and Bentley sedans. Principal competitors of smart are Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu), BMW (new Mini) and Volkswagen (Seat, Skoda, VW).

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering 200 countries and customs areas. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly owned subsidiaries. In the United States, in Canada and in major European markets we operate our own wholesale subsidiaries which we call market performance centers. In Europe and Canada, we also operate an increasing number of retail outlets, and are in the process of establishing our own retail locations in select major European metropolitan areas. A network of approximately 900 smart centers in 36 countries provides sales and repair services for our smart vehicles.

        We distribute our Maybach luxury vehicles through exclusive Maybach centers in Europe and Asia and selected Mercedes-Benz dealers in the United States. The Maybach centers are outposts of our Center of Excellence at our largest passenger car production plant in Sindelfingen, Germany. We entrust the responsibility of caring for our Maybach customers only to specially trained personal liaison managers. These managers are not only knowledgeable in all technical details relating to Maybach vehicles, but are also intimately familiar with the demanding lifestyles of our customers which enables them to provide a maximum level of support.

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

  Capital Expenditures; Research and Development

        Our Mercedes Car Group spent €2.3 billion on capital expenditures for fixed assets in 2004. Principal areas of investment were the preparation for production of the successor models of the S-Class, the new four-door coupe CLS, the new A-Class and the new Compact Sports Tourer CST (the new B-Class), the new M-Class and the new cross-over model Grand Sports Tourer GST (the new R-Class). Capital expenditures also included production equipment for manufacturing new engines and transmissions. In 2004, research and development activities of the Mercedes Car Group related primarily to the development of new car models and new engines and transmissions. The new car models under development included the successor models of the S-Class and the A-Class, the new Compact Sports Tourer CST (the new B-Class), the successor models of the C-Class and M-Class, the Grand Sports Tourer GST (the new R-Class) and two smart models. The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Mercedes Car Group segment in the last three years:

	Year Ended December 31,
	2004	2003	2002
	(€ in millions)
Capital expenditures for fixed assets	2,343	2,939	2,495
Research and development	2,634	2,687	2,794

Chrysler Group

        Our Chrysler Group segment consists of DaimlerChrysler Motors Company LLC and its subsidiaries DaimlerChrysler Corporation, DaimlerChrysler Canada Inc., and DaimlerChrysler de Mexico S.A. de C.V., as well as other international automotive affiliates. These companies manufacture, assemble and sell cars and trucks under the brand names Chrysler, Jeep® and Dodge. The Chrysler Group segment contributed approximately 35% of our revenues in 2004.

  Products

        The Chrysler Group designs, manufactures and sells vehicles under the Chrysler, Jeep® and Dodge brand names. The Chrysler and Dodge brands offer full-size, mid-size and compact cars and standard and extended wheelbase minivans. Additionally, the Chrysler brand offers the Pacifica in the sports tourer segment and the PT Cruiser. The Dodge brand also includes full-size and mid-size pick-up trucks, a sport-utility vehicle, full-size vans and the Dodge Magnum in the sports tourer segment. Under the Jeep® brand, the Chrysler Group sells full-size, mid-size and compact sport utility vehicles. These vehicles are sold in the NAFTA region and some vehicles are also sold in markets outside of NAFTA.

        In addition to producing and selling cars, trucks, and minivans, the Chrysler Group also provides its customers with parts and accessories marketed under the MOPAR® brand name.

        2004 Product Introductions.    In 2004, the Chrysler Group introduced the following nine products:

  •
  2004 Dodge Ram SRT10 Pick-up

  •
  2005 Chrysler Town & Country and Dodge Caravan Minivans

  •
  2005 Chrysler PT Cruiser Convertible

  •
  2005 Chrysler 300 Series

  •
  2005 Chrysler Crossfire Roadster

  •
  2004 Jeep® Wrangler Unlimited

  •
  2005 Dodge Magnum

  •
  2005 Dodge Dakota

  •
  2005 Jeep® Grand Cherokee

        The 2005 Chrysler 300 Series, the Chrysler Group's newest four-door sedan, and the 2005 Dodge Magnum sports tourer are a return to rear-wheel drive. These vehicles are offered with an optional 5.7-liter HEMI® Magnum V-8, all-speed traction control, an electronic stability program and anti-lock brakes.

        With the 2005 Chrysler Crossfire Roadster and the 2005 Chrysler PT Cruiser Convertible, the Chrysler Group added two new convertible models in 2004. Chrysler Group's new 2005 Chrysler Town & Country and 2005 Dodge Caravan minivans offer more than fifteen new features and safety enhancements. Among the available options is the Stow'n Go™ seating and storage system which gives customers the ability to easily fold their second- and third-row seats into the floor and conveniently stow items.

        The 2005 Dodge Dakota pick-up offers the only V-8 engine in the mid-size pick-up truck market. The new 2004 Dodge Ram SRT10 is powered by the Viper V-10 engine with 500 horsepower and 525 lb.-ft. of torque.

        The 2005 Jeep® Grand Cherokee, a full-sized sport utility vehicle, continues the tradition of Jeep® innovation with new technologies, sophisticated all-new Jeep® design and a new dimension in on-road refinement and off-road capability. The new 2004 Jeep® Wrangler Unlimited delivers 13 inches more cargo space and 2 inches more second row leg-room. Wrangler Unlimited also features towing capacity of 3,500 lbs. due to its 10-inch longer wheel base.

        2005 Product Introductions.    In 2005, the Chrysler Group plans to introduce the following products:

  •
  2006 Chrysler 300C SRT8

  •
  2006 Dodge Viper SRT10 Coupe

  •
  2006 Dodge Magnum SRT8

  •
  2006 Dodge Charger

  •
  2006 Dodge Ram Mega Cab

  •
  2006 Jeep® Commander

        The Chrysler 300C SRT8 offers a 6.1-liter SRT HEMI® V-8 engine producing 425 horsepower and 420 lb.-ft. of torque.

        The 2006 Dodge Viper SRT10 Coupe generates 500 horsepower and 525 lb.-ft. of torque from its 505-cubic-inch V-10 engine and features a traditional front-engine, rear-wheel-drive layout with six-speed transmission and a fully independent four-wheel suspension.

        The 2006 Dodge Magnum SRT8 offers key SRT attributes including an SRT-engineered, 425-horsepower 6.1-liter SRT HEMI® V-8 engine.

        The Dodge Charger returns to create a new era for the Dodge legend with one of the biggest names in muscle car history. The Dodge Charger offers modern coupe styling with four-door functionality and pays homage to muscle cars of the "60s", while adding 21st century performance, safety and technology.

        The all-new 2006 Dodge Ram Mega Cab effectively expands the Dodge Truck product line, delivering a crew cab derivative model that complements the Dodge Ram Regular and Quad Cab in the full-size pick-up market. It also offers customers the choice of the standard 345-horsepower HEMI® engine, or the Cummins Turbo Diesel with 610 lb.-ft of torque.

        The 2006 Jeep® Commander is a three-row sports utility vehicle and represents an all-new addition to the Jeep® brand. It is the ideal complement to the Jeep® Grand Cherokee, which was introduced in the fall of 2004.

  Markets, Sales and Competition

        The following table shows the distribution of revenues and unit sales for the Chrysler Group segment by geographic market:

Revenues and Unit Sales

	Year Ended December 31,
	2004	% change	2003	% change	2002
Revenues[1]
NAFTA region	45,183	0	45,044	-19	55,304
United States	39,943	0	39,863	-19	48,958
Canada	3,947	0	3,949	-14	4,595
Mexico	1,293	+5	1,232	-30	1,751
European Union	2,834	+1	2,807	-10	3,122
Other markets	1,481	+1	1,470	-16	1,755

World	49,498	0	49,321	-18	60,181

Units[2]
NAFTA region	2,609,700	+6	2,457,800	-7	2,650,700
United States	2,287,000	+7	2,128,600	-7	2,277,100
Canada	212,300	-7	229,000	-10	253,800
Mexico	110,400	+10	100,200	-16	119,800
European Union	91,600	-8	99,900	+19	84,100
Other markets	78,600	-2	80,200	-9	87,900

World	2,779,900	+5	2,637,900	-7	2,822,700

1
€ in millions.

2
Unit sales represent factory unit sales by the Chrysler Group.

        In 2004, our most important markets for Chrysler, Jeep® and Dodge vehicles were the United States with 82% of factory unit sales, Canada with 8% of factory unit sales and Mexico with 4% of factory unit sales. In the United States and Canada, we sold 2,416,900 vehicles in the retail market in 2004, an increase of 3% from 2,340,400 vehicles in 2003. For 2004, this represents a 12.8% share of the United States and Canada car and truck market, compared to 12.6% in 2003. Industry retail sales in the United States and Canada for 2004 were 18.9 million units, an increase of 2% from 2003.

        In 2004, revenues of our Chrysler Group segment increased, primarily as a result of higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher priced vehicles, largely offset by the appreciation of the euro against the dollar. Total factory unit sales increased by 5% to 2,779,900 primarily as a result of the successful launch of new products. For additional information regarding Chrysler Group's revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In the NAFTA region, principal competitors of our Chrysler, Jeep® and Dodge passenger cars and trucks are products of General Motors, Ford, Toyota, Honda and Nissan. Competition is likely to intensify as new products and capacity in NAFTA are added by Asian and European manufacturers.

        The following table shows, by vehicle line, the number of units sold:

	Year Ended December 31,
	2004	2003	2002
Units[1]
Cars
Neon	141,700	153,600	171,600
Sebring and Stratus Sedan, Convertible and Coupe	240,900	233,600	279,200
Intrepid, Concorde and 300M2	1,200	140,900	202,200
300/300C	141,000	—	—
Crossfire	28,300	14,700	—
PT Cruiser Convertible	34,200	—	—
Other	36,900	24,900	30,800
Minivans	499,900	476,800	558,800
Sports Tourers
Pacifica	92,200	82,000	—
Magnum	64,700	—	—
PT Cruiser	123,000	136,400	191,200
Trucks
Ram Pick-up	517,800	508,300	466,500
Dakota	127,700	122,500	161,700
Durango	160,100	113,300	122,200
Ram Van	3,300	20,100	42,000
Sprinter	17,400	9,300	—
Other	1,800	5,300	900
Jeep®
Grand Cherokee	218,700	255,100	289,000
Liberty/Cherokee	232,100	256,700	230,100
Wrangler	97,000	84,400	76,500

Total	2,779,900	2,637,900	2,822,700

1
Unit sales represent factory shipments by the Chrysler Group.

2
Replaced by 300/300C and Magnum.

  Distribution

        Dealers in the NAFTA region, who have sales and service agreements with DaimlerChrysler Motors Company LLC, sell Chrysler, Jeep® and Dodge vehicles and MOPAR® parts and accessories at retail. The dealers purchase vehicles, MOPAR® parts and accessories from DaimlerChrysler Motors Company LLC for sale to retail customers. In 2004, the Chrysler Group continued "Project Alpha," a program to develop a new style of dealership in key markets that combines in one modern facility the display, sale and servicing of all three brands of Chrysler Group vehicles (Chrysler, Jeep® and Dodge). Approximately 200 Alpha dealerships have been created under this program.

        In the United States, we distribute our Chrysler, Jeep® and Dodge products through 3,997 dealers at December 31, 2004, compared to 4,115 dealers at December 31, 2003. In Canada, the dealer network comprised 489 dealers at December 31, 2004, compared to 502 dealers at December 31, 2003. In Mexico, the dealer network comprised 123 dealers at December 31, 2004, compared to 122 dealers at December 31, 2003.

        Chrysler International Corporation, a wholly owned subsidiary of DaimlerChrysler Corporation which in turn is a wholly owned subsidiary of DaimlerChrysler Motors Company LLC, sells vehicles in various other countries through wholly-owned, affiliated and independent distributors and dealers.

  Capital Expenditures; Research and Development

        In 2004, our Chrysler Group segment invested €2.6 billion in fixed assets. These capital expenditures related primarily to new product programs. In addition, Chrysler Group made capital expenditures to upgrade powertrains, enhance flexible manufacturing capabilities and maintain existing facilities.

        Research and development expenditures in 2004 were primarily for product development for vehicles launched in 2004 and for vehicles to be launched in future years. They also included development costs for improving the quality, cost and performance of existing products. These expenditures included compliance costs associated with regulations promulgated by various governmental agencies worldwide.

        The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Chrysler Group segment during the last three years:

	Year Ended December 31,
	2004	2003	2002
	(€ in millions)
Capital expenditures for fixed assets	2,647	2,487	3,155
Research and development	1,570	1,689	2,062

        The increase of capital expenditures for fixed assets from 2003 to 2004 is mainly attributable to increased spending to support the launch of product programs scheduled over the next several calendar years. The decrease of research and development expenditures is attributable to the appreciation of the euro against the dollar. Measured in U.S. dollars, the principal functional currency of the Chrysler Group, research and development expenditures increased slightly in 2004 compared with 2003.

  International Operations/Cooperations/Alliances

        The Chrysler Group's international operations in South America include a manufacturing facility in Venezuela, where it assembles the Chrysler Neon, Jeep® Cherokee and Jeep® Grand Cherokee.

        International cooperations in Austria include the production of Jeep® Grand Cherokees and the production of Chrysler Voyagers under an assembly contract with Magna Steyr Fahrzeugtechnik AG & Co KG. In 2005, production in Austria will expand to include the 300C models. In Brazil, the segment participates in a joint venture with Bayerische Motoren Werke AG to manufacture a 1.6-liter gasoline engine for use in both Chrysler Group and BMW vehicles. DaimlerChrysler Corporation also has a minority interest in a company that assembles Jeep® Cherokees and long wheelbase Jeep® Wranglers in Egypt.

        The segment's automotive affiliations in the Asia-Pacific region include the assembly and distribution of Jeep® Cherokees and Jeep® Grand Cherokees in China by Beijing Jeep Corporation, Ltd., a minority-owned joint venture. Beijing Jeep® also assembles the Mitsubishi Pajero and Outlander for sale in China. Also in January 2005, the Chrysler Group signed a contract with Taiwan-based China Motor Corporation (CMC) to manufacture Chrysler Town & Country minivans beginning in 2006 at CMC's facility in Yang Mei, Taiwan, for the Taiwanese market.

        Production of the Chrysler Crossfire two-seat coupe, the Chrysler Crossfire SRT-6, a derivative of the Chrysler Crossfire, and the Chrysler Crossfire convertible occurs in Germany under an assembly contract with Wilhelm Karmann GmbH, one of our long-time business partners.

        DaimlerChrysler Corporation (DCC) and Mitsubishi Motors Corporation (MMC) have agreed to work together on several projects to share research and development costs and to combine purchasing volumes, where possible.

        DCC, Hyundai Motor Company (HMC), and MMC have (directly or through wholly owned subsidiaries) formed joint ventures to develop and engineer through Hyundai, and jointly manufacture (in the United States) a family of world-class in-line four cylinder gasoline engines. Please refer to the discussion above under the heading "Business Summary and Developments" in "Introduction" for further information.

        In 2005, DCC will produce mid-size pickups for MMC for sale in the U.S. market.

Commercial Vehicles

        We manufacture and sell commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Mitsubishi, Fuso, Setra, Thomas Built Buses, American LaFrance, Western Star and Orion. Our worldwide facilities provide us with a strong production and assembly network for commercial vehicles and core components. We distribute our commercial vehicles through a worldwide distribution and service network. In 2004, our Commercial Vehicles segment contributed approximately 23% of our total revenues.

  Important Changes in the Commercial Vehicles Segment

        MFTBC.    On March 18, 2004, we (DaimlerChrysler AG) acquired from MMC an additional 22% interest in MFTBC, thereby reducing MMC's interest in MFTBC to a non-controlling 20% interest. MFTBC develops, designs, manufactures, assembles and sells small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. We have included the revenues, unit sales and consolidated results of MFTBC in our Commercial Vehicles segment since March 31, 2004 with a one-month time lag. Prior to March 31, 2004, we accounted for our proportionate share in MFTBC's results in the Commercial Vehicles segment using the equity method of accounting. Please refer to the discussion above under the heading "Business Summary and Developments" in "Introduction" for further information.

        In 2004, we discovered a number of quality issues in products manufactured and sold by MFTBC before we invested in the company in March 2003. Following the initial discovery of some of these issues, MFTBC implemented a new quality management system and conducted several detailed internal investigations, which resulted in several publicly announced field campaigns. MFTBC has also systematically disclosed its past quality issues and is in the process of rectifying them. MFTBC expects to complete most of these field actions by the end of 2005, with the remainder to be completed in 2006. For a discussion of the impact of these past quality issues on the Commercial Vehicles segment's operating profit, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects." Early in 2005, MMC agreed in principle to compensate us for financial damages deriving from these quality issues with cash and the remaining 20% of the shares of MFTBC owned by MMC. In addition, MMC agreed in principle to continue to maintain 100% ownership interest in NedCar, a company that produces the smart forfour for us, and to cooperate with MFTBC in various other areas.

        Off-Highway.    As of January 1, 2004, we allocated the Off-Highway business which we previously included in the Commercial Vehicles segment to the Other Activities segment. We have adjusted prior period amounts accordingly.

        HMC.    In May 2004, we terminated discussions with Hyundai Motor Company (HMC) regarding the formation of a commercial vehicles joint venture as part of the realignment of our strategic alliance with HMC. Also in May 2004, we sold our non-controlling 50% interest in DaimlerHyundai Truck Corporation (DHTC) to HMC and recorded a total pre-tax gain of €60 million as a result.

  Products

        Vans.    Worldwide, we currently offer four lines of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Sprinter, the Vito/Viano, the Vario and the compact multi-purpose vehicle Vaneo. We produce our Mercedes-Benz vans primarily in Germany and Spain. We also manufacture the Mercedes-Benz Sprinter in Argentina for the South American, South African, Australian and several Asian markets and assemble it in the United States for the U.S. and Canadian markets where we currently sell it under the Freightliner and Dodge brand names.

        Trucks.    Our current European Mercedes-Benz truck lines consist of the Actros and the Axor in the heavy weight category, the Atego in the medium weight category, and the Econic. The Axor is positioned between the Actros and the Atego in terms of price and function. The Econic is a specialty vehicle that customers can adapt for a variety of applications. Complementing our line-up is the Unimog, a four-wheel drive vehicle designed for special purpose applications, such as street maintenance, some construction industry uses, fire-fighting, forestry and agriculture. We sell trucks manufactured in our European factories also in Africa, Asia and Australia. In 2005, we plan to launch additional variants of the Axor and offer trucks that meet the emission regulations EURO 4 and 5, starting with long-haul applications.

        In Turkey, we manufacture medium and heavy duty trucks, mainly for the local market, but also for export sales. Our subsidiary DaimlerChrysler do Brasil develops and produces Mercedes-Benz trucks in the medium and heavy duty segments, especially for the South American markets. We will launch the Axor in South America in 2005.

        Our U.S. subsidiary Freightliner manufactures trucks and buses (based on truck chassis) in Classes 5 through 8 (from 16,000 lbs. GVW to 33,000 lbs. GVW and over) and sells them under the Freightliner, Sterling, Western Star, and Thomas Built Buses brand names, primarily in the NAFTA-region. Through American LaFrance, Freightliner is active in the custom fire truck chassis market. Freightliner also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). In 2004, Freightliner launched a new integrated school bus, the C2 Safe T-Liner.

        Our Japanese subsidiary MFTBC manufactures three lines of trucks and tractors, primarily for the Japanese and other Asian markets: the Canter trucks (from 3.5 to 7.5t GVW), the Fighter trucks (from 8.0 to 15.1t GVW), and the Supergreat trucks (from 15.1 to 24.8t GVW). MFTBC also sells trucks in Western Europe and the United States.

        Buses.    We are a full-line supplier in the worldwide bus and coach market. Our product portfolio includes city-buses, coaches, interurban buses, midi buses and bus chassis. We utilize our global production facilities in France, Germany, Turkey, Canada, Mexico, the United States and Japan to tailor our product range to local market requirements and preferences. We also produce bus chassis that we sell under the Mercedes-Benz brand name in various countries. We sell completely built-up buses under the Mercedes-Benz and Setra brands in Europe and under the Setra and Orion brand names in the United States and Canada. In 2004, Setra launched the final variant of its new ComfortClass 400 line of buses. We also manufacture heavy, medium and small coaches, buses and bus chassis at MFTBC in Japan.

        For our commercial vehicles, we produce diesel engines, axles and transmissions under the Mercedes-Benz, Mitsubishi Fuso and Detroit Diesel brand names for on-highway use.

  Markets, Sales and Competition

        Markets.    The market for commercial vehicles depends significantly on the prevailing general economic conditions since they directly influence transportation needs and the availability of funds for capital investment.

        Our most important commercial vehicle markets are Western Europe, North America, South America and Asia. Economic conditions in all these regions improved in 2004, particularly in North America.

        Total commercial vehicle registrations for trucks, vans and buses in Western Europe increased significantly by 8% to 1,370,200 units. This increase was mainly driven by the medium and heavy-duty truck segments. Additionally, the mid-size and large van segments in Western Europe showed strong registration increases from 940,000 to 1,043,000 units due to strong market demand. Registrations of heavy (over 8t GVW) buses in that market improved slightly from 7,000 units in 2003 to 7,200 units in 2004.

        Commercial vehicle registrations in Germany increased 10% to 306,400 units. Registrations in the medium and heavy-duty truck segment increased 14% to 32,200 units, in line with overall market growth.

        In the NAFTA region, retail sales for all manufacturers of trucks in Classes 5 through 8 reached 452,600 units, 31% more than in 2003. In the United States, retail sales of all manufacturers in Classes 5 through 8 increased 33% from 288,800 units in 2003 to 384,600 units in 2004. Retail sales in the Class 5-7 truck segment rose from 146,800 units in 2003 to 181,400 units in 2004, while retail sales for all manufacturers in the Class 8 heavy duty truck category showed a strong increase of 43% from 142,000 units in 2003 to 203,200 units in 2004. This increase reflects the recovery of the U.S. economy and the need to make new truck purchases deferred in prior years.

        In South America, demand went up in the Brazilian market, particularly in the medium- and heavy-duty truck segments, resulting in a 25% increase in commercial vehicle sales.

        In Japan, sales of trucks and busses (3.5t GVW and above) decreased 10% to 272,100 units. This decrease was the result of accelerated vehicle purchases during 2003 triggered by new engine emission standards which became effective in October 2003.

        Sales.    The following table shows the distribution of revenues and unit sales of our Commercial Vehicles segment by geographic market since 2002:

Revenues and Unit Sales

	Year Ended December 31,
	2004[2]	% change	2003	% change	2002
Revenues (€ in millions)[1]
Western Europe	14,455	+10	13,169	+2	12,962
Germany	7,013	+7	6,531	+3	6,367
Other	7,442	+12	6,638	+1	6,595
NAFTA region	10,471	+17	8,918	-8	9,685
United States	8,888	+17	7,629	-7	8,215
Canada	1,049	+25	839	-9	926
Mexico	534	+19	450	-17	545
South America	1,462	+49	981	-2	1,000
Brazil	917	+26	725	-2	743
Other	545	+113	256	0	257
Asia (including Australia)	5,134	+243	1,497	+17	1,281
Japan	178	+105	87	-19	108
Other	4,956	+251	1,410	+20	1,173
Other markets	3,242	+45	2,241	+22	1,838

World	34,764	+30	26,806	0	26,766

	Year Ended December 31,
	2004[2]	% change	2003	% change	2002
Units
Western Europe	274,400	+10	249,500	-6	265,200
Germany	110,600	+9	101,700	-2	103,300
Other	163,800	+11	147,800	-9	161,900
NAFTA region	177,100	+32	134,200	+14	118,000
United States	150,700	+32	114,600	+15	99,800
Canada	14,600	+45	10,100	+5	9,600
Mexico	11,800	+24	9,500	+10	8,600
South America	55,800	+43	39,000	+9	35,800
Brazil	36,000	+17	30,800	+4	29,600
Other	19,800	+141	8,200	+32	6,200
Asia (including Australia)	130,100	+343	29,400	+25	23,500
Japan	43,000	+2,767	1,500	-21	1,900
Other	87,100	+212	27,900	+29	21,600
Other markets	74,800	+53	48,900	+14	42,900

World	712,200	+42	501,000	+3	485,400

1
Beginning in 2004, revenues of our Off-Highway business have been included in our Other Activities segment. Prior year amounts have been adjusted accordingly.
2
Due to the consolidation of MFTBC, the 2004 figures include incremental increases to revenue and unit sales of €3.6 billion and 114,800 units. Most of MFTBC's revenues and unit sales relate to sales in Asia.

        Worldwide unit sales of our Commercial Vehicles segment increased 42% from 501,000 vehicles in 2003 to 712,200 units in 2004. Unit sales in 2004 include an additional 114,800 units sold by MFTBC. Excluding these incremental MFTBC sales, our Commercial Vehicles segment increased unit sales by 19%.

        The overall 10% increase of commercial vehicle unit sales in Western Europe is primarily due to higher sales of Mercedes-Benz trucks and vans. In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, we sold 110,600 units in 2004, an increase of 9% compared to the previous year. Unit sales in Germany represented 15%, and the remaining Western European market 23% of our total 2004 commercial vehicle sales.

        In the NAFTA region, sales of our commercial vehicles increased significantly to 177,100 units in 2004. This increase was achieved through higher sales of Freightliner trucks (mainly Class 8), commercial vehicle chassis manufactured by a Freightliner subsidiary, and fire trucks and other specialty vehicles produced by the Freightliner subsidiary American LaFrance. In addition, sales of the Sprinter van in the NAFTA region rose from 11,800 units to 18,900 units.

        In South America, sales continued their upward trend with an increase of 43% from 39,000 units in 2003 to 55,800 units in 2004.

        Our unit sales in Japan were significantly higher at approximately 45,000 units following the integration of MFTBC. We have included MFTBC's revenues and unit sales in our figures since March 31, 2004, with a one-month lag. MFTBC's 2004 unit sales in Japan decreased in comparison to 2003. This was partially due to new engine emission standards, which became effective in 2003 and resulted in accelerated purchases in that year and partially to the negative impact of past quality issues which resulted in several field campaigns and homologation delays.

        The following table shows, by vehicle category, the unit sales of our Commercial Vehicles segment since 2002:

	Year Ended December 31,
	2004[2]	2003	2002
Units
Vans	260,700	230,900	236,600
Trucks	403,300	232,400	214,000
Buses	37,400	28,300	25,300
Other Products[1]	10,800	9,400	9,500

Total	712,200	501,000	485,400

1
This category reflects sales of Mitsubishi pickup trucks (L 200) and Mitsubishi Pajero vehicles sold by our subsidiary DaimlerChrysler South Africa. These numbers were previously reported within the vans category.
2
The 2004 sales reported in the categories "Trucks" and "Buses" include 113,500 and 4,600 unit sales, respectively, of MFTBC.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Competition.    In Western Europe, the primary sales market for Mercedes-Benz vans, our principal competitors are Fiat (Fiat, Iveco), Ford, Volkswagen and Renault.

        In the truck segment, competitors vary in each geographic region. In Western Europe, our main competitors are MAN, Iveco, Volvo, Scania, DAF and Renault. In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar, Paccar (Kenworth/Peterbuilt), Volvo/Renault (Mack), General Motors and Ford. In Japan and the South East Asian markets, our main competitors (including busses) are Hino, Isuzu and Nissan Diesel.

        Our main competitor in the bus sector (over 8t GVW) on a global scale is Volvo. Other major competitors are Neoman (MAN, Neoplan), Scania and Irisbus (Renault, Iveco). Their primary markets are in Western Europe. In South America, Volkswagen and Agrale are our main competitors. Volvo and Scania are also represented in this region. In Asia, our main competitors are Toyota, Hino and Isuzu.

  Distribution

        In Germany, we sell our commercial vehicles through our own wholesale network. We also own several retail outlets. In some minor cases, we also sell our commercial vehicles through independent dealers.

        In other major European markets, local DaimlerChrysler subsidiaries provide wholesale services to a network of independent dealers and, in some cases, to our own retail outlets.

        Outside Europe, we sell our commercial vehicles through independent distributors or, if we have a local production company, through the sales organization of the production company. In Japan, MFTBC sells its commercial vehicles through its own wholesale network and owns most of the retail outlets.

        We expect to continue to establish our own retail outlets in major European metropolitan centers in an effort to strengthen our retail activities.

  Capital Expenditures; Research and Development

        In 2004, our Commercial Vehicles segment had capital expenditures for fixed assets of €1.2 billion. These expenditures primarily related to a future successor model of the Sprinter and new low-emission engines.

        Research and development projects in the commercial vehicles area focused on new products, especially the Sprinter successor, lifecycle management for the Atego/Axor line and engines meeting new low-emission regulations. In 2004, our expenses for research and development amounted to €1.2 billion.

        The table below shows capital expenditures for fixed assets and research and development expenditures of our Commercial Vehicles segment during each of the last three years:

	Year Ended December 31,
	2004	2003	2002
	(€ in millions)
Capital expenditures for fixed assets	1,184	958	1,186
Research and development	1,226	946	883

Services

        Our services activities, which contributed approximately 8% of our revenues in 2004, consist almost exclusively of financial services supporting our automotive businesses.

        The revenues of our services segment amounted to €13.9 billion in 2004, €14.0 billion in 2003 and €15.7 billion in 2002 and were almost exclusively attributable to financial services.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for property, plant and equipment purchases and vehicle inventory. Since 2002, we have operated a fully licensed bank, the DaimlerChrysler Bank, in Germany. The DaimlerChrysler Bank offers financial services in Germany, which include leasing and sales-financing services and car savings plans to our customers and employees, as well as credit cards and demand-deposit accounts. In addition, we offer insurance and reinsurance brokerage and fleet management services, including dealer property and casualty insurance.

        In an effort to refocus our financing and leasing portfolios on the automotive sector, which is our core business, we disposed of several non-automotive financial assets in 2002, 2003 and 2004. Most importantly, during 2002 we sold substantial portions of our commercial real estate and asset-based lending portfolios to GE Capital and other financial services providers for an aggregate amount of €1.3 billion. We sold additional portions of our capital services portfolio in 2003 for proceeds of €0.3 billion and made minor dispositions in 2004.

        We also have an ownerhip interest in Toll Collect, for which we account using the equity method of accounting. In September 2002, our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and operator of the system. You can find additional information about Toll Collect under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," under the heading "Legal Proceedings" in "Item 8. Financial Information" and in Note 3 to our Consolidated Financial Statements.

        In October 2000, Deutsche Telekom AG acquired a 50.1% controlling interest in our information technology activities. In March 2002, we exercised our option to sell to Deutsche Telekom our remaining 49.9% interest in these activities. You can find additional information about these transactions under the heading "Business Summary and Developments" in "Introduction" above, under the heading "Operating Results —

Overview of Business Segments Revenues and Operating Profits (Loss)" in "Item 5. Operating and Financial Review and Prospects," and in Note 4 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        The following table shows the distribution of revenues derived from our services activities by geographic market since 2002:

	Year Ended December 31,
	2004	2003	2002
	(€ in millions)
European Union	5,695	5,460	5,048
Germany	4,057	3,759	3,497
Other	1,638	1,701	1,551
NAFTA region	7,581	7,917	9,994
United States	6,412	6,680	8,578
Canada and Mexico	1,169	1,237	1,416
Other markets	663	660	657

World	13,939	14,037	15,699

        In 2004, we generated approximately 54% of our total financial services business in the NAFTA region, 29% in Germany and 12% in other European Union countries. We discuss period-to-period changes in revenues under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In 2004, the Services segment processed new leasing and finance contracts covering approximately 2,329,000 units with a total value of €50.9 billion. In the prior year, we processed new leasing and finance contracts covering 1,944,000 units with a total value of €47.5 billion. The total value of leasing and finance contracts at December 31, 2004, was €102.4 billion compared to €98.2 billion at December 31, 2003, a 4% increase in total contract value. Excluding currency translation effects, our total contract value increased 9% compared to 2003. The average monthly payment for new vehicle installment sale contracts in 2004 was €469. The average new contract balance amounted to €21,806 and the average original term was 49 months.

        The following table shows the number of units and the value covered by new leasing and finance contracts as well as the number of units and the value covered by all our outstanding leasing and finance contracts at December 31, 2004 (in each case by geographic area and in total):

	Units Covered by New Contracts	Value (€ in millions)	Units Covered by all Contracts	Value (€ in millions)
United States[1]	1,495,383	30,602	4,351,901	59,833
Germany[1]	325,027	8,201	702,502	14,531
Canada[1]	149,982	3,291	590,606	8,096
United Kingdom[1]	61,532	1,793	133,500	3,095
Mexico	61,957	731	151,886	1,249
Italy	43,376	919	152,022	2,416
France	33,069	804	80,597	1,537
Japan[1]	24,121	786	79,685	1,447
Australia[1]	15,199	500	53,685	1,327
Netherlands	14,564	398	47,752	987
Other Countries[1]	104,517	2,832	256,040	7,881

Total	2,328,727	50,857	6,600,176	102,399

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

  Capital Expenditures

        The table below shows capital expenditures for fixed assets, which related largely to the acquisition of data processing equipment, and additions to equipment under operating leases during each of the last three years:

	Year Ended December 31,
	2004	2003	2002
	(€ in millions)
Capital expenditures for fixed assets	91	76	95
Equipment on operating leases	14,016	11,649	12,862

Other Activities

        Our Other Activities segment comprises our businesses, operations and investments not allocated to one of our other business segments. The segment includes our Off-Highway business, our holdings in EADS and Mitsubishi Motors Corporation (MMC), our real estate and corporate research activities, our holding companies and our finance subsidiaries through which we refinance the capital needs of our operating businesses in the capital markets.

        EADS.    We account for the minority interest we hold in EADS using the equity method of accounting and we report our share of the operating results of EADS as part of the operating results of our Other Activities segment. EADS is a global supplier in the aerospace sector, the defense business and of related services. The EADS Group includes the aircraft manufacturer Airbus, the helicopter supplier Eurocopter and the joint venture MBDA, a guided missile producer. In addition, EADS is a partner in the Eurofighter consortium and a prime contractor for the Ariane launcher. The company is developing the A400M military transport aircraft and is the industrial partner for the European satellite navigation system Galileo.

        Off-Highway.    As of January 1, 2004, we allocated our Off-Highway business, which was previously included in Commercial Vehicles, to our Other Activities segment. We have adjusted prior figures to reflect this new presentation. Our Off-Highway business includes the MTU Friedrichshafen Group, the Off-Highway businesses of Detroit Diesel Corporation and DaimlerChrysler AG as well as our minority investment in VM Motori S.P.A. The Off-Highway business focuses on engine applications for rail and marine products, military and industrial vehicles as well as stationary industrial and commercial applications (e.g. back-up generators). We sell our Off-Highway-products under the brand names Mercedes-Benz, Detroit Diesel and MTU.

        MMC.    Following a corporate restructuring at MMC, our interest in the voting stock of MMC was diluted from 37.0% to 24.7% and we no longer have the ability to exercise significant influence over the operating and financial policies of MMC. As a result, on June 29, 2004, we ceased to account for our investment in MMC using the equity method of accounting and classified our investment in MMC as an investment in related companies, accounted for at fair value. Since then our equity interest has been further diluted. As of December 31, 2004, we held 19.69% of the share capital of MMC. Please refer to the discussion above under the heading "Business Summary and Developments" in "Introduction" for further information.

        MTU Aero Engines.    On December 31, 2003, we sold MTU Aero Engines GmbH and its subsidiaries to the investment company Kohlberg Kravis and Roberts & Co. Ltd. (KKR). As required by U.S. GAAP, we reclassified the results of MTU Aero Engines and the gain on the sale of this business as discontinued operations in our consolidated statements of income and report them accordingly. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation. For further information regarding the effects on our operating profit in 2003, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Temic.    In April 2001, we sold a controlling interest in our TEMIC automotive electronics business for
€398 million. We sold our remaining 40% minority interest in that business for €215 million in April 2002.

        Revenues from continuing operations of this segment originate mainly from our DaimlerChrysler Off-Highway business unit and our real estate business. The following table shows the revenues generated by our Other Activities segment since 2002:

	Year Ended December 31,
	2004[1]	% change	2003[1,2]	% change	2002[1,2]
	(€ in millions)
DC Off-Highway	1,749	2	1,711	5	1,635
Real Estate and other businesses	451	2	440	-13	508

Total revenues from continuing operations	2,200	2	2,151	0	2,143

Revenues from discontinued operations (MTU Aero Engines)	0	-100	1,933	-13	2,215

Total revenues from continuing and discontinued operations	2,200	-46	4,084	-6	4,358

1
As of January 1, 2004, we allocated the Off-Highway business previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted prior year amounts accordingly.

2
On December 31, 2003, we sold MTU Aero Engines. As a result, we report the 2003 and 2002 revenues of MTU Aero Engines as discontinued operations and all other businesses as continuing operations. We have adjusted the figures for prior reporting periods accordingly.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

  Markets, Sales and Competition

        The following table sets forth the distribution of revenues from continuing operations of Other Activities by geographic market since 2002:

	Year Ended December 31,
	2004[1]	% change	2003[1,2]	% change	2002[1,2]
	(€ in millions)
European Union	1,227	-33	1,842	-1	1,854
Germany	798	-35	1,230	-2	1,257
Other	429	-30	612	+3	597
NAFTA region	351	-76	1,444	-17	1,736
United States	320	-76	1,331	-14	1,551
Canada and Mexico	31	-73	113	-39	185
Asia	333	-30	473	-5	500
Other markets	289	-11	325	+21	268

World	2,200	-46	4,084	-6	4,358

1
As of January 1, 2004, we allocated the Off-Highway business previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted prior year amounts accordingly.

2
Revenues for the years 2003 and 2002 include the revenues of MTU Aero Engines which we sold on December 31, 2003.

SUPPLIES AND RAW MATERIALS

        In 2004, we purchased goods and services from suppliers around the world with a total value of approximately €101.4 billion compared to €99.7 billion in 2003. Mercedes Car Group accounted for 38% of our total purchase volume, Chrysler Group for 32%, Commercial Vehicles for 26%, Services for 3%, and Other Activities for 1%. We purchase various commodities used in vehicle manufacturing, such as steel, through annual and long-term supply agreements. From time to time, we also purchase commodities on the spot market.

        We operate our worldwide procurement and supply activities through a single global procurement and supply function. We aim to maximize the efficiency of our supply networks by working not only with the first tier supplier but also with sub-suppliers, raw material suppliers, and transportation carriers. E-procurement is one of several standard processes we use in purchasing supplier products and managing logistics.

        We strive to avoid material shortages in supplies and raw materials and substantial price increases by carefully managing our current and future requirements and delivery needs in close cooperation with our suppliers and sub-suppliers.

        In 2004, steel prices increased significantly due to increased worldwide demand. Annual and long-term supply agreements based on regional supply needs and pricing helped minimize the impact of higher steel prices in 2004. Although we will continue to benefit from similar supply arrangements, continued high steel prices may have a more significant impact on us and our suppliers in 2005. Oil prices increased significantly throughout the year but declined in the fourth quarter from their record high levels. Fuel and resin (plastic) prices increased as a result of higher oil prices. Precious metals, including platinum, palladium and rhodium, which we primarily use in catalytic converters, are subject to price volatility. We use derivative commodity instruments to hedge against this volatility to the extent we deem appropriate. We also continue to research alternative materials and processes for use in these components. In addition, we have established a corporate commodity risk management committee to provide enhanced control and oversight over our commodity price exposure.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

        The automotive industry is subject to extensive government regulation. Laws in various countries regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. These regulations often impose differing standards and substantial testing and certification requirements. The cost of complying with these varying regulations can be significant, and we expect to incur significant compliance costs in the future. We recognize, however, that leadership in environmental protection and safety is an increasingly important competitive factor in the marketplace.

Vehicle Emissions

        U.S. Standards. Federal.    Under the Federal Clean Air Act, the Environmental Protection Agency, or EPA, has imposed tailpipe emission control standards on passenger cars and light trucks, including minivans, sport utility vehicles, and pickup trucks. The standards in effect for model year 1994 - 2003 passenger cars and light trucks are known as Tier 1 standards. Manufacturers may be obligated to recall vehicles that fail to meet those standards for ten years or 100,000 miles, whichever occurs first.

        The EPA also adopted Tier 2 standards that establish identical and stringent tailpipe emission requirements for passenger cars and light trucks. Tier 2 standards, which will be phased in over model years 2004-2009, can obligate manufacturers to recall vehicles that fail to meet the standards for ten years or 120,000 miles, whichever occurs first. The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Beginning with 2004 model year vehicles, manufacturers are no longer permitted to sell vehicles in the United States that do not meet the new standards. Further research and development achievements on the part of the automotive industry will be required if the industry is to continue to comply with these new standards as applied to later model years.

        Separate standards are in effect for heavy light-duty trucks (those in excess of 8,500 pound gross vehicle weight) and heavy-duty commercial vehicles. Stringent standards apply to model year 2004 - 2006 vehicles, and even more stringent standards will be phased in over model years 2007 - 2010.

        California Standards.    The State of California sets its own stringent emission control standards for passenger cars and trucks. Its low emission vehicle program establishes more restrictive standards over model years 2004-2007 than those in effect for model years 1993 - 2003. Meeting these new standards in later years will require significant progress in the development of engine, exhaust after treatment, and fuel control technologies.

        An important part of California's program is the introduction of zero-emission vehicles (ZEVs). The California Air Resources Board (CARB) issued a series of regulations in the 1990s that required an increasing number of the passenger cars and light trucks sold in California each year by large-volume manufacturers to be certified as ZEVs (up to 10% by model year 2003). In 2004, in connection with the settlement of litigation brought by vehicle manufacturers (including our subsidiary, DaimlerChrysler Corporation) and dealers, CARB adopted amended regulations to allow manufacturers to satisfy the ZEV mandate with vehicles that use various technologies (electric batteries, hydrogen fuel cells, compressed natural gas, gasoline/electric hybrids) to produce limited or no emissions. The amended regulations take effect beginning with model year 2005.

        Other states may either adopt the California standards or participate in the EPA's national low emission vehicle program requiring manufacturers to sell low emission vehicles nationwide beginning with the 2001 model year. To date, the states of Connecticut, Massachusetts, Maine, New Jersey, New York, Rhode Island and Vermont have adopted the California standards. Maine has not yet adopted the requirement for zero-emission vehicles. Other states have expressed interest in adopting California's zero-emission standards when they become final. We expect to continue to incur significant costs in developing these low or zero-emission technologies.

        We participate with other vehicle manufacturers and the U.S. Department of Energy in Freedom CAR, a research project formed to develop fuel cell technology to power vehicles. Development of a commercially viable fuel cell vehicle will require further intensive research. Without new technology, we and other manufacturers may be forced to take costly actions such as reducing the number of non-zero-emission vehicles offered for sale in California or selling battery-powered electric vehicles below cost. In December 2004, we signed a non-binding memorandum of understanding with General Motors Corporation regarding a cooperative effort to develop a two-mode full hybrid propulsion system for applications in Chrysler Group, Mercedes Car Group, and GM vehicles that would improve fuel economy significantly.

        Our subsidiary DaimlerChrysler Corporation has held discussions with CARB and the EPA about the performance of the catalytic converters in some of its 1991 - 1999 model year vehicles, and the on-board diagnostic systems used to monitor catalytic converter function in certain of its 1996 - 2001 model year vehicles. DaimlerChrysler Corporation would incur significant costs if it were required to repair or replace these emission control devices.

        European Standards.    Current vehicle emission control standards in the European Union (EU) are generally no more restrictive than U.S. standards. However, the EU Commission and the EU Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2005 and thereafter (EURO 4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 80,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the EU Parliament for model years 2005 (EURO 4) and 2008 and thereafter (EURO 5).

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

        We expect to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although we will likely use credits to meet the standard for light-duty trucks. However, increased demand for larger light-duty trucks could jeopardize our ability to comply with those standards and require us to take additional costly steps, including the sale of ethanol flexible fuel vehicles. We may not be able to meet the current and proposed U.S. import fleet CAFE standards for passenger cars and light-duty trucks, and may incur fines as a result.

        The United States and other countries may adopt more stringent CAFE standards as a way of reducing carbon dioxide emissions by increasing fuel economy. These emissions are said to contribute to global warming, which has become a matter of international concern. In 2001, the United States withdrew from the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which called for the United States to reduce substantially its fossil energy use during years 2008 - 2012. Nevertheless, the United States is considering ways to achieve reductions in fossil energy use, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage.

        California is also attempting to limit such emissions through regulation of fuel economy standards. In July 2002, California passed a law that requires CARB to develop regulations that would require automakers to reduce significantly greenhouse gas emissions from their vehicles starting with 2009 models. The California Air Resources Board is in the process of submitting adopted regulations to the California legislature for its review. Several other states have stated that they will enact similar measures. The Alliance of Automobile Manufacturers, of which our subsidiary DaimlerChrysler Corporation is a member, has filed a lawsuit in federal court in Fresno, California challenging these regulations. DaimlerChrysler Corporation, General Motors Corporation and several local car dealers have filed a lawsuit challenging these regulations in state court in Fresno, California. State regulation in this area, if upheld, could be costly to us and could significantly restrict the products we are able to offer in the United States.

        In addition to conventional gasoline powered vehicles, we manufacture vehicles that operate on diesel, and flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels.

        European Standards.    The European Union (EU) signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008 to 2012. In 1999, the EU entered into a voluntary agreement with the European automotive manufacturers association (ACEA) which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average of new passenger cars sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The EU has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. At the end of 2003, the ACEA started a consultation round with the EU Commission on further reduction potentials for the time after 2008. This consultation was requested by the EU Commission and we, as a member of ACEA, are actively involved in this consultation process. The consultations will continue in 2005. Should the EU Commission's target to reduce carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer become a mandatory standard, this would require us to incur significant costs to improve engine and overall efficiency and reduce vehicle weight significantly.

        In addition, in 2003 the EU and the ACEA discussed a voluntary agreement for emission standards for light commercial vehicles not registered as passenger cars. So far no emission standards for light commercial vehicles have been agreed upon since the ACEA convinced the EU Commission to first establish a standardized test cycle like the New European Driving Cycle for passenger cars (NEDC) for measuring fuel consumption and carbon dioxide emission, respectively, for light commercial vehicles in a standardized manner as a basis for future possible emission standards. As a result, the EU Commission adopted a directive, which requires us, as of 2005, to measure carbon dioxide emissions of light commercial vehicles with a gross vehicle weight of up to 1.305 metric tons (class 1) as a condition for selling such vehicles within the EU. Similar rules are effective as of 2007 for light commercial vehicles with a gross vehicle weight of 1.306 to 1.760 metric tons (class 2) and 1.761 to 3.5 metric tons (class 3). There are discussions in the EU Commission about applying the above mentioned passenger cars rules also to light commercial vehicles, covering classes 1 to 3. Currently, we cannot assess the potential implications on our business if the passenger car rules were to come into effect also for light commercial vehicles. Nevertheless, the inclusion of light commercial vehicles into the above mentioned passenger car category would make it even more difficult to achieve the 120 grams per kilometer target.

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

        NHTSA's Interim Final Rule relating to advanced airbag systems imposes a regimen of tests with stringent injury criteria, and sets forth a compliance phase-in schedule mandating that 35% of all vehicles produced by a manufacturer for the 2004 model year, 65% for the 2005 model year, and 100% for the 2006 and 2007 model years, meet the rule's safety standard. In January 2003, NHTSA reduced the first-year percentage requirement to 20%, but retained the original percentage requirements for the later model years. These standards add to the cost and complexity of designing and producing new motor vehicles and original motor vehicle equipment.

        The U.S. Transportation Recall Enhancement, Accountability and Documentation Act, or the TREAD Act requires, among other things:

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

        These requirements impose additional cost and complexity to the vehicle development process. The TREAD Act also increases NHTSA's authority to impose civil penalties for non-compliance and specifies possible criminal penalties.

        In general, vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations.

        European Standards.    Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union (EU) or by individual countries. In addition, during the last three years the ACEA, of which we are a member, negotiated a voluntary self commitment on pedestrian safety with the EU Commission. The self commitment comprises of two phases. Phase one criteria, which cover, among other things, the ban of rigid bull bars by original manufacturers, compliance with specific head injury criteria and the introduction of antilock brake systems (ABS), have been embedded into a framework directive by the EU and, as a consequence, are already legally binding. Phase one criteria are effective from October 2005, after which original manufacturers have to be in full compliance with the criteria through 2012. Phase two criteria, which the ACEA and the EU Commission are still discussing, are intended to amplify standards established in phase one. The goal of ACEA in its discussions with the EU Commission is to convince the Commission to open phase two for more active safety measures, such as the mandatory introduction of electronic stability programs or other accident avoidance measures, instead of imposing more passive requirements, such as specific rules regarding the deformation of the crash zone of a car. Should these more restrictive phase two standards become mandatory, this would have a major impact on the design freedom of our future passenger cars.

Stationary Source Regulation

        Our assembly, manufacturing and other operations in the United States must meet a substantial number of regulatory requirements under various federal laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Pollution Prevention Act of 1990 and the Toxic Substances Control Act. State laws parallel and, in some cases, impose more stringent requirements than federal law. Together these laws impose severe restrictions on airborne and waterborne emissions and discharges of pollutants, the handling of hazardous materials, and the disposal of wastes. Similar requirements apply to our operations in Europe, Canada and Mexico.

        Our subsidiary DaimlerChrysler Corporation is participating in a voluntary program established by the U.S. Department of Energy to reduce the greenhouse gas emissions from our manufacturing facilities. Under this program, DaimlerChrysler Corporation has pledged to reduce these emissions by 10% per vehicle produced between 2002 and 2012.

Other Environmental Matters

        In the United States, the EPA and various state agencies have notified our subsidiary DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. DaimlerChrysler Corporation is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs. As of December 31, 2004, DaimlerChrysler Corporation may incur remediation costs at 133 sites in connection with the foregoing matters and other remediation issues at its active or deactivated facilities.

        Pollution remediation is also a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve 11 principal sites.

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

Design Protection

        On September 14, 2004, the European Union (EU) Commission adopted a proposal for an amendment of the design protection directive Nr. 98/71/EC. The proposed amendment intends to abolish the design protection for visible and styled automotive parts within the EU. The proposal would allow parts manufacturers independent from the original equipment manufacturers to copy and sell throughout the EU visible and styled replacement parts such as hoods, bumpers, fenders, doors, lights and windshields. If this proposed amendment becomes effective, it may negatively affect our future sales of visible and styled replacement parts and may increase our allocated costs per unit accordingly.

DESCRIPTION OF PROPERTY

        At December 31, 2004, we had 101 manufacturing facilities worldwide, of which 20 are located in Germany and 38 in the United States. Most of the remaining facilities are in Brazil, Canada, Japan, Mexico, South Africa, Spain and Turkey. We also have other properties, including office buildings, spare parts centers, retail outlets, research laboratories, test tracks and warehouses, mainly in Germany and in the United States. We own most of these manufacturing facilities and other properties.

        The following table shows a list of our principal production and other facilities worldwide:

  Production Facilities

Mercedes Car Group
Germany
• Berlin	Manufacturing plant for engines and components
• Bremen	Bodywork and assembly plant
• Hamburg	Manufacturing plant for axles and components
• Rastatt	Bodywork and assembly plant
• Sindelfingen	Bodywork and assembly plant
• Stuttgart-Untertürkheim	Manufacturing plant for engines, axles and gearboxes
United States
• Tuscaloosa, Alabama	Bodywork and assembly plant
Brazil
• Juiz de Fora	Bodywork and assembly plant
France
• Hambach	Bodywork and assembly plant
South Africa
• East London	Bodywork and assembly plant
Chrysler Group
United States
• Belvidere, Illinois	Bodywork, assembly and stamping plant
• Detroit, Michigan	Bodywork and assembly plants, manufacturing plants for engines and axles
• Fenton, Missouri	Bodywork and assembly plants
• Indianapolis, Indiana	Foundry for engine blocks
• Kenosha, Wisconsin	Manufacturing plant for engines
• Kokomo, Indiana	Transmission plants, aluminum die castings plant
• Newark, Delaware	Bodywork and assembly plant
• Sterling Heights, Michigan	Bodywork and assembly plant, stamping and subassembly plant
• Toledo, Ohio	Bodywork and assembly plants, machining plant for components
• Trenton, Michigan	Manufacturing plant for engines
• Twinsburg, Ohio	Stamping and subassembly plant
• Warren, Michigan	Bodywork and assembly plant, stamping and subassembly plant
Canada
• Brampton	Bodywork, assembly and stamping plant
• Toronto	Aluminum die casting plant
• Windsor	Bodywork and assembly plants
Mexico
• Saltillo	Bodywork and assembly plant, manufacturing plant for engines
• Toluca	Bodywork and assembly plant

Venezuela
• Valencia	Bodywork and assembly plant
Commercial Vehicles
Germany
• Düsseldorf	Bodywork and assembly plant, manufacturing plant for steering systems
• Gaggenau	Bodywork and assembly plant, manufacturing plant for axles and transmissions
• Kassel	Manufacturing plant for axles
• Ludwigsfelde	Bodywork and assembly plant
• Mannheim	Bodywork and assembly plant, manufacturing plant for engines
• Ulm	Bodywork and assembly plant
• Wörth	Bodywork and assembly plant
United States
• Cleveland, North Carolina	Bodywork and assembly plant
• High Point, North Carolina	Bodywork and assembly plant
• Mt. Holly, North Carolina	Bodywork and assembly plant
• Portland, Oregon	Bodywork and assembly plant
• Redford, Michigan	Assembly plant, manufacturing plant for engines
Argentina
• Buenos Aires	Bodywork and assembly plant
Brazil
• São Bernardo do Campo	Bodywork and assembly plant
Canada
• St. Thomas	Bodywork and assembly plant
Japan
• Kawasaki	Bodywork and assembly plant, manufacturing plant for engines, transmissions and axles, research and development center
Mexico
• Santiago Tianguistenco	Assembly plant
Spain
• Barcelona	Manufacturing plant for engines, transmissions and axles
• Vitoria	Bodywork and assembly plant
Turkey
• Aksaray	Bodywork and assembly plant
• Hosdere	Assembly plant
Other Activities
Germany
• Friedrichshafen	Manufacturing plant for diesel engines
Other Facilities
Germany
• Berlin	Potsdamer Platz real estate, including DaimlerChrysler Services headquarters
• Böblingen	smart headquarters
• Sindelfingen	Mercedes-Benz technology center
• Stuttgart-Möhringen	DaimlerChrysler headquarters
• Stuttgart-Untertürkheim	Mercedes Car Group and Commercial Vehicles headquarters
• Ulm	Research center

United States
• Auburn Hills, Michigan	DaimlerChrysler headquarters and technology center
Japan
• Tokyo	Headquarters of Mitsubishi Fuso Truck and Bus Corporation

        In April 2004, our wholly-owned subsidiary DaimlerChrysler Corporation (DCC) sold its Huntsville, Alabama electrical component operations to Siemens VDO Automotive Electronics Corporation. In September 2004, DCC sold its New Venture Gear operations to Magna International, Inc. In both transactions, DCC retained ownership of the land and buildings, which are leased under long-term agreements to the purchasers. Also in 2004, DCC committed to a plan for the closure of the foundry operations in Indianapolis, Indiana. In addition, DCC, HMC, and MMC have (directly or through wholly-owned subsidiaries) formed joint ventures to develop and engineer through HMC, and jointly manufacture (in the United States) a family of world-class in-line four cylinder gasoline engines. HMC and MMC will manufacture engines in production facilities in Korea and Japan, respectively, while the joint ventures will own and operate the Dundee, Michigan production facility in the United States. Engine production is scheduled to commence in the United States for Chrysler in 2005 and MMC in 2006.

        At year-end 2004, the total amount of indebtedness secured by mortgages and other security interests on our principal facilities was €2.2 billion. These mortgages and other security interests related primarily to the Potsdamer Platz real estate.

        We believe that our principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

        There is significant production overcapacity in the worldwide automotive industry which threatens continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity to ensure that overcapacity does not jeopardize our financial position. We also continually review worldwide capacity and capacity requirements and developing and anticipated industry changes, and position ourselves accordingly. As market conditions fluctuate, we make adjustments to our capacity by opening, closing, expanding, selling or downsizing production facilities. We use capacity considerations in conjunction with other business objectives, such as plant modernization and labor market conditions, to determine where, and to what extent, we should alter or shift our production capacity. In 2004, we made additional capacity adjustments in response to a variety of business considerations. As market conditions evolve, we may adjust our production capacity accordingly.

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

  •
  price increases, shortages or supply interruptions of fuel or production materials, such as steel, or labor strikes;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, and the outcome of pending or threatened future legal proceedings;

  •
  decline in resale prices of used vehicles; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

        If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

        You should read the following discussion of our critical accounting policies and our financial condition and operating results together with our Consolidated Financial Statements and the related Notes prepared in accordance with U.S. GAAP as of, and for the years ended, December 31, 2004, 2003 and 2002. Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

        The comparability of our Consolidated Financial Statements for the periods presented in this annual report is affected by currency translation effects resulting from our international operations. In both 2004 and 2003, the euro, the reporting currency of our Consolidated Financial Statements, strengthened significantly against several other world currencies, including the U.S. dollar. All of our subsidiaries that report their results in a functional currency other than the euro are subject to currency translation risk. The recent appreciation of the euro affected the reported results of our segments, especially the Chrysler Group segment which conducts the majority of its business in U.S. dollars.

        Fluctuations in the exchange rates of the U.S. dollar, the euro, and other world currencies also expose our international business operations and, consequently, our reported financial results and cash flows to transaction risk. This transaction risk exposure primarily affects our Mercedes Car Group segment which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Commercial Vehicles segment is also subject to transaction risk, but only to a minor degree due to its global production network. Our Chrysler Group segment generates almost all of its revenues and incurs most of its costs in U.S. dollars. As a result, the transaction risk of this segment is also relatively low.

        In 2004, the combined currency translation and transaction effects imposed a heavier burden on our operating results than in the previous year, despite our currency hedging activities. If the euro remains strong against major world currencies for an extended period or if it appreciates further, this could have an even greater negative impact on our profitability and financial situation in the year 2005 and beyond, in particular with respect to our Mercedes Car Group segment. Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" for additional information on our currency translation and transaction risk exposure.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        EITF 03-1.    In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensuses on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The disclosures required by EITF 03-1 have been included in Note 20 of our Consolidated Financial Statements.

        SFAS 151.    In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard (SFAS) 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges and to require the allocation of fixed production overhead to the costs of conversion based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently examining the effect of SFAS 151 on our Consolidated Financial Statements but do not expect the effect to be material.

        SFAS 123R.    In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R applies to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. We are currently determining the effect of SFAS 123R on our Consolidated Financial Statements.

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

INFLATION

        In Germany, the average inflation rate in 2004 was 1.6% compared to 1.1% in 2003 and 1.4% in 2002. In the United States, the average inflation rates were 2.7% in 2004, 2.3% in 2003 and 1.6% in 2002. Inflation has not had a significant effect on our operating results in recent years.

CRITICAL ACCOUNTING POLICIES

        Our reported financial position and results of operations are sensitive to the accounting methods we select and the accounting estimates underlying the preparation of our financial statements. The following critical accounting policies, and the related judgments and other uncertainties affecting the application of those policies, are factors you should consider in reviewing our financial statements and the discussions in this Annual Report.

Recovery of Carrying Amount of Equipment on Operating Leases

        We own equipment, primarily passenger cars and commercial vehicles, that we lease to customers under operating leases. At December 31, 2004, the total carrying value of this equipment was €26.7 billion, compared to €24.4 billion at December 31, 2003. In both, 2004 and 2003, the carrying value of operating leases that originated with our financial services business represented approximately 88% of the total carrying value of equipment under operating leases in the respective year.

        We carry equipment on operating leases initially at its acquisition cost and depreciate it over the contractual term of the lease using the straight-line method until it reaches its estimated residual value. The estimated residual value represents our best estimate of the fair value of the leased equipment at the end of the lease term. We base our initial estimate on publicly available information, and also on our own projections and historical experience regarding expected resale values for the types of equipment leased.

        It is our accounting policy to reevaluate our estimates frequently and to consider, at least quarterly, whether indications of impairment of our ability to recover the carrying value of our investment in equipment on operating leases exist. If we determine that indications of impairment exist, we evaluate whether the total future cash flows, undiscounted and before interest, that we expect to derive from the lease and the ultimate sale of the equipment are less than its carrying value. If the carrying value is higher than the expected total cash flows, the impairment amount we recognize is equal to the excess of the carrying value of the equipment over its fair value.

        We believe that the accounting estimate related to recoverability of the carrying value of our investment in equipment on operating leases is a critical accounting estimate because:

  (1)
  the evaluation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future vehicle supply and demand, and what selling prices for used equipment will be at the end of the lease; and

  (2)
  the impact of impairment charges or changes in future depreciation expense could be material to our financial statements.

        If sales incentives remain an integral part of our sales promotion activities - thereby reducing new vehicle sales prices - or if economic conditions deteriorate in our primary markets, resale prices of used vehicles and, correspondingly, the residual values of our leased equipment could experience additional downward pressure. If used vehicle resale prices decline, our future operating results are likely to be adversely affected by impairment charges or by increases in depreciation expense resulting from reductions in our residual value estimates.

        Aside from the risk of collecting the monthly lease payments (credit risk), which primarily resides within our Services segment, the residual value risk associated with our operating leases is primarily shared by our Services segment and the vehicle segment that manufactured the leased equipment (i.e., Chrysler Group, Mercedes Car Group or Commercial Vehicles). The terms of the risk sharing arrangement between Services and the respective vehicle segment vary by segment and geographic region.

        We record any pre-tax expense arising from changes in estimates of residual values in the line item "Cost of sales" in our statement of income. The recognition of impairment charges and increases in depreciation expense do not immediately affect our reported cash flows, although cash flows of future periods may be lower than previously anticipated due to lower proceeds from the eventual resale of the equipment.

        The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the timing and amount of operating lease payments we collect from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent the value of used vehicles decreases, we will realize less cash proceeds from sales of those vehicles at the end of the lease term. In addition, the inability of any of our customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

        In addition, the Chrysler Group, the Mercedes Car Group and the Commercial Vehicles segment account for sales of vehicles with a guaranteed minimum resale value, such as sales to certain rental car company customers, like an operating lease, based on the guidance in EITF 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." These types of vehicle sales expose us to residual value risk and require that we estimate on an ongoing basis the residual values of the vehicles at contract maturity and, if necessary, record impairment charges or increase future depreciation expenses.

Collectibility of Financial Services Receivables

        We have sales financing and finance lease receivables, which consist primarily of retail installment sales contracts, finance lease contracts, and revolving wholesale facilities secured by passenger cars and commercial vehicles. At December 31, 2004 and 2003, our financial services business held substantially all of our sales financing and finance lease receivables. We are exposed to collectibility risk because consumers or dealers may default on these receivables or become insolvent and the resale prices of the cars and commercial vehicles securing these receivables may be insufficient, after selling costs, to realize the full carrying values of the receivables. Once the collectibility risk materializes, it affects the recoverability of our owned (on-balance sheet) portfolio of finance receivables, through the allowance for credit losses, and the valuation of retained interests in finance receivables sold and securitized.

  Allowance for Credit Losses

        Our policy is to maintain an allowance for credit losses which represents our best estimate of the amount of losses incurred in our sales finance and finance lease receivables portfolio as of the balance sheet date. We base our estimate on a systematic, ongoing review and evaluation of our credit risk. In performing this evaluation, we take into account our historical loss experience, the size and composition of our portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. When we evaluate homogeneous loan portfolios, we do that collectively, taking into consideration primarily historical loss experience, adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. We evaluate other receivables, such as wholesale receivables and loans to large commercial borrowers, for impairment individually based on the fair value of available collateral. Increases in the allowance for credit losses reduce the net carrying value of the balance sheet line item "Receivables from financial services" with a corresponding charge to the statement of income line item "Cost of sales."

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

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including the following expected average credit loss rates for financing at December 31, 2004: 0.6% for Mercedes Car Group, 0.8% for Chrysler Group and 0.8% for Commercial Vehicles. However, additional provisions may be necessary if:

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

        At December 31, 2004 and 2003, our Services segment's sales financing and finance lease receivables totaled €56.8 billion and €52.6 billion, respectively. The allowance for credit losses associated with those receivables amounted to €1.1 billion at December 31, 2004, and €1.3 billion at December 31, 2003. Included within cost of sales were net charges of €0.5 billion in 2004, €0.6 billion in 2003 and €1.0 billion in 2002 to increase the allowance for credit losses.

        The recognition of provisions for credit losses has no immediate impact on our reported cash flows. The recoverability of our sales finance receivables and finance lease receivables depends predominantly on collections of installment payments over the respective contract terms. Our liquidity and capital resources could be adversely affected if the default rate with respect to monthly installment payments by our customers exceeds our estimates. Decreases in collateral values would generally impact our future cash flows only if customers default and we have to repossess the vehicles.

  Retained Interests in Sold Receivables

        We regularly sell receivables to special purpose trusts in securitization transactions. In these transactions, we usually retain residual beneficial interests in the sold and securitized retail and wholesale finance receivables. The value of these retained interests depends on the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. We determine the value of our retained interests upon the sale of the receivables and at the end of each calendar quarter using discounted cash flow modeling. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, estimated future credit losses arising from the collection of the sold receivables, and expected repayment of principal and interest on notes issued to third parties and secured by the sold receivables. To the extent the discounted expected future cash flows are less than the carrying amount of a retained interest, we record an impairment charge if we determine that the situation is other-than-temporary. Any such impairment charge reduces the net carrying value of the balance sheet line item "Other receivables" and results in a corresponding charge to the statement of income line item "Revenues."

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

        We believe the amounts recognized on the balance sheet for our retained interests in sold receivables are appropriate based on information currently available and several assumptions, including an expected composite average remaining credit loss rate of 1.1% at December 31, 2004. However, an additional impairment charge may be necessary if:

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

        At December 31, 2004 and 2003, the carrying value of our retained interests of our Services segment was €2.1 billion and €3.2 billion, respectively. The unrealized gains associated with those retained interests amounted to €0.2 billion at December 31, 2004 and €0.1 billion at December 31, 2003. In 2004 and 2003, the recorded impairment charge was insignificant, while in 2002 the impairment charge was €0.1 billion.

        The recognition of impairment charges to reduce the carrying value of our retained interests does not immediately impact our reported cash flows. The realization of our retained interests, however, predominantly depends on the excess cash flows distributed by the special purpose trusts that purchased the sold receivables. The inability of customers to make their monthly installment payments to the trusts could result in less excess cash flows that can be distributed by the trusts. To the extent distributable excess cash flows are lower than our estimates, our liquidity and capital resources could be adversely affected.

Realizability of Equity Method Investments

        We evaluate the recoverability of the carrying value of our equity method investments when there is an indication of potential impairment. When an indication of potential impairment is present, we record a write-down of the equity investment if and when the amount of its estimated realizable value falls below carrying value and we determine that this shortfall is other-than-temporary. Indications of a potential impairment that would cause us to perform this evaluation include, but are not necessarily limited to, an inability of the equity investee to sustain an earnings capacity that would justify the carrying amount of the investment or a quoted market price per share that remains significantly below our carrying amount per share for a sustained period of time.

        A decline in the quoted market price for a publicly traded equity investee below our carrying amount or the existence of operating losses for any equity investee is not necessarily an indication that a loss in value has occurred that is other-than-temporary. In determining whether a decline in the investment's estimated realizable value is other-than-temporary, we consider the length of time and the extent to which such value has been less than the carrying value, the financial condition and prospects of the equity investee, and our ability and intent to retain our equity investment for a period of time sufficient to allow for any anticipated recovery in value. In the event that we determine that a decline in value is other-than-temporary, we recognize an impairment charge for the reduction in the value of the equity investment, which would be reflected in the balance sheet line item "Investments and long-term financial assets" and in the statement of income in a separate line within "Financial income (expense), net." Impairment charges of this type are non-cash items that would not immediately impact our reported cash flows.

        We believe that the evaluation of the realizability of the carrying value of our significant equity method investments is a critical accounting estimate because:

  (1)
  the estimate of fair value involves significant judgment, primarily if the equity investee is not a publicly traded entity;

  (2)
  the determination of when an impairment in value is other-than-temporary is highly judgmental;

  (3)
  the carrying amount of certain equity method investments is substantial and the impact of an impairment charge on our results of operations could be material.

        The realization of the carrying value of our investment in EADS, a significant equity method investee, is primarily dependent on EADS' ability to compete successfully with its Airbus aircraft in the commercial aircraft market in terms of price, product quality and market acceptance of new models. A continued weakness in the airline industry, declines in residual values of leased aircraft or deteriorating financial condition of EADS' major customers could have a significant impact on EADS. As a result, orders for new aircraft and the exercise rate of existing purchase options may be significantly lower in the future, which could adversely affect EADS' expected net cash flows, its ability to recover the carrying value of its assets and therefore our determination of realizable value. Consequently, both the recognition of our proportionate share of EADS' future operating results - if such operating results were to deteriorate significantly from current trends - and an impairment charge related to our ability to recover the carrying amount of our investment in EADS could adversely affect our operating results.

        Since the last months of 2002 and through September 30, 2003, the carrying value of our investment in EADS continuously and significantly exceeded its quoted market value, which we believe was primarily due to the general weakness in worldwide economies, the aftermath of the events of September 11, 2001, the war in Iraq and the outbreak of SARS, all of which significantly affected the airline industry. Despite a partial recovery of the share price from its all-time low of €6.50 per share in March 2003, the quoted market value of our investment in EADS at September 30, 2003, was €3.5 billion, based on the market price per share of

EADS of €13.24. The carrying value of our investment amounted to €5.5 billion at that date. We determined that such impairment was other-than-temporary and we recognized an impairment charge of €1.96 billion in net income at September 30, 2003, which is included in financial income.

        At December 31, 2004, the carrying value of our investment in EADS was €3.9 billion and the quoted market value of our investment was €5.7 billion, based on the quoted share price of €21.39. The quoted market price of EADS significantly exceeds the carrying value of our investment due to the impairment charge we recognized in 2003 and a significant rise in EADS' share price since then. The carrying value of our investment increased only by our proportionate share of EADS' comprehensive income, less dividends received from EADS.

        With respect to the most significant assumptions used in our accounting for our investment in Toll Collect, another significant equity method investee, please refer to the discussion in Note 3 to our Consolidated Financial Statements.

Sales Incentives

        Sales incentives are an integral part of our vehicle business, especially with respect to the automobile business conducted by the Chrysler Group. Therefore, the following discussion refers solely to the Chrysler Group. Chrysler Group uses sales incentives to adjust market pricing in response to a number of market and product factors, including pricing actions and sales incentives by competitors; economic conditions; the amount of excess industry production capacity; the intensity of market competition; and consumer demand for the product. The Chrysler Group may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to customers through automotive financing partners.

        At the time of sale to the dealer, the Chrysler Group records as a reduction to revenue and as an accrued liability the estimated impact of sales incentives expected to be paid to dealers and customers at the time of the retail sale. The amount by which revenue is reduced is based on assumptions as to which of the incentive options available will be selected by the customer as well as judgments about market conditions and the pricing actions of competitors. The accuracy of the Chrysler Group's accrued liability for the estimated cost of sales incentives programs is dependent on a number of assumptions, including the specific incentives that dealers and consumers will select from available alternatives; the length of the reduced rate financing contract that consumers select; and the value of programs that will be in effect when a vehicle is purchased by a consumer. The actual cost to the Chrysler Group of the sales incentives programs may be different from the amount accrued. We adjust the accrued liability for sales incentives cost accordingly in the period that the retail sale occurs. These adjustments could positively or negatively impact operating profit. Dealers sell the majority of vehicles they hold in inventory to consumers within a relatively short period of time, generally 90 calendar days or less from the time they purchased the vehicles from Chrysler Group. Accordingly, we make adjustments to the accrual for sales incentives within a short period of time from when we estimated these accruals. This adjustment could have a material effect on the Chrysler Group's operating results for the particular reporting period in which an adjustment of the estimated accrual is recorded.

        The recognition of accruals for sales incentives does not initially affect reported cash flows. Instead, our cash flows are negatively affected at the time the Chrysler Group pays the incentive, which generally occurs shortly after the sale of the vehicle to the customer.

Liability for Product Warranties

        We generally provide warranties on our products which cover a variety of manufacturing and other defects for periods of up to seven years. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The liability for product warranties covers, for example, our various contractual warranty programs, goodwill coverage, recall campaigns and buyback commitments which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices. We record a liability for the expected cost of warranty-related claims when we sell the product to a third party, when we initiate a new warranty program, or — depending on the reporting segment — upon lease inception. The amount of the warranty liability, which is included in the balance sheet line item "Accrued liabilities," with a corresponding charge included as a component of "Cost of sales" in the statement of income, reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. Our obligations for product warranties predominately affect our Chrysler Group segment, our Mercedes Car Group segment, and our Commercial Vehicles segment. At December 31, 2004 and 2003, our total accrued liabilities for product warranties were €10.9 billion and €9.2 billion, respectively. This increase is in part attributable to the quality actions and recall campaigns initiated at our newly-consolidated subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC) as well as quality enhancing measures at our Mercedes Car Group segment. Please refer to Notes 4 and 35 to our Consolidated Financial Statements for a detailed discussion of the quality actions and recall campaigns initiated at MFTBC.

        We base our estimates for accrued warranty costs primarily on historical warranty claim experience. Because portions of the products sold and warranted by us contain parts manufactured (and warranted) by our suppliers, the amount of warranty costs accrued also contains an estimate of warranty claim recoveries from suppliers. Sometimes we have to make cost estimates associated with the development of new technical solutions which might require regulatory certification prior to the implementation of the service actions or recall campaigns. Since we have to use a variety of assumptions when we develop the estimates for accrued warranty costs, our estimated warranty obligations can vary depending upon the assumptions used.

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

Pension and Other Post-retirement Benefits

        As more fully described in Note 25a to our Consolidated Financial Statements, we provide pension benefits to substantially all of our hourly and salaried employees, and also provide other post-retirement benefits to employees in North America. We actuarially determine these pension and other post-retirement benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, rates for compensation, mortality rates, retirement rates, health care cost trend rates and other factors. Under U.S. GAAP, we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for pension and other post-retirement benefit obligations in future periods.

  Pension benefits

        At December 31, 2004, our projected pension benefit obligations exceeded plan assets on the Group level, which represents the "underfunded status" of our plans, by €3.6 billion for all German plans and €3.0 billion for all non-German plans. The following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on the funded status of our pension benefit obligations at December 31, 2004:

	German Plans	Non-German Plans
(€ in millions)
Actual 2004 return on plan assets +/- 5 percentage points	+/- 405	+/- 825
Year-end 2004 discount rate +/- 25 basis points	+/- 410	+/- 610
Long-term return rate on plan assets +/- 50 basis points	None	None

        At December 31, 2004, pension benefit obligations decreased our stockholders' equity by €0.5 billion for all German plans and €0.2 billion for all non-German plans. The following table shows the after-tax effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on our stockholders' equity at December 31, 2004:

	German Plans	Non-German Plans
(€ in millions)
Actual 2004 return on plan assets +/- 5 percentage points	+/- 250	+/- 515
Year-end 2004 discount rate +/- 25 basis points	+/- 250	+/- 380
Long-term return rate on plan assets +/- 50 basis points	None	None

        In accordance with U.S. GAAP, we determine our pension benefit expense at the beginning of the calendar year based on assumptions which include a weighted average expected rate of return on plan assets. The expected rate of return for U.S. plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected returns for the asset classes in the portfolios. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. Using "Modern Portfolio Theory," historical correlation, volatilities, and projected asset returns, we develop a target asset mix for these plans. We utilize a ten year return history in our evaluation, consistent with SFAS 87 which refers to the expected rate as the long-term rate of return on plan assets. Accordingly, negative returns during a one or two-year period may not significantly change the historical long-term rate of return such as to necessitate or warrant revision of the expected long-term rate of return.

        We employ a similar process to determine the expected rate of return on plan assets for German Plans. We use both capital market surveys as well as the expertise of major banks and industry professionals to determine the expected rate of return on plan assets.

        The expected rate of return on plan assets for German Plans and for non-German Plans (primarily U.S. plans) set for 2002 was 7.9% and 10.1%, respectively. During 2002, we decided to shift gradually the pension fund portfolio asset distribution towards a mix more weighted with fixed income assets than in prior years, which by definition, would modestly lower return expectations. In addition, at that time, the investment committee's analysis of market trends caused management to believe that future long-term returns for equities and fixed income assets would be lower than the returns experienced over the previous 25 years. As a result, we lowered the expected rates of return to 7.5% for German plans and 8.5% for non-German plans as of January 1, 2003 which remained constant through December 31, 2004.

        The actual rate of return on plan assets in 2004 and 2003 was 8.2% and 14.6% for German plan assets, and 13.7% and 23.0% for non-German plan assets, respectively. For 2005, we are assuming a weighted average long-term rate of return on plan assets of 7.5% for German plans and 8.5% for non-German plans. For the year ended December 31, 2004, our total pension benefit expense was €0.9 billion for all plans. We estimate that our total pension benefit expense will increase by €0.1 billion in 2005.

        Actual experience different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our Consolidated Financial Statements. We recognize amortization of any unrecognized net gain or loss as a component of our pension expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair value at year end for the German plan's assets and the market-related value of the U.S. plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. In addition to the estimated increase in our total pension benefit expense of €0.1 billion in 2005, the following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate and the expected long-term return rate on plan assets on our pension benefit expense (before income tax benefits) for the year ended December 31, 2005:

	German Plans	Non-German Plans
(€ in millions)
Actual 2004 return on plan assets +/- 5 percentage points	+/- 55	+/- 30
Year-end 2004 discount rate +/- 25 basis points	+/- 25	+/- 45
Long-term return rate on plan assets +/- 50 basis points	+/- 45	+/- 100

  Other Post-retirement benefits

        At December 31, 2004, our accumulated post-retirement benefit obligations exceeded plan assets on the Group level by €12.8 billion, which represents the "funded status" of our plans. Had the following occurred or been used, the funded status of our other post-retirement benefit obligations at December 31, 2004 would have been impacted accordingly:

All Plans
(€ in millions)
Actual 2004 return on plan assets +/- 5 percentage points	+/- 70
Year-end 2004 discount rate +/- 25 basis points	+/- 410
Assumed initial health care cost trend rate +/- 1 percentage point	+/- 115
Long-term return rate on plan assets +/- 50 basis points	None

        Changes in the rate of actual return on plan assets, the discount rate and the assumed health care cost trend rate would not have an impact on our net liability recognized in our consolidated balance sheet. Effects from changes in these assumptions would be included in our unrecognized net actuarial losses at December 31, 2004.

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

        For the year ended December 31, 2004, our total other post-retirement benefit expense was €1.2 billion for all plans. We have determined our 2004 total other post-retirement benefit expense using an assumed weighted average long-term expected rate of return on our plans' assets of 8.5% as of January 1, 2004. The actual return on plan assets in 2004 was a positive return of 11.1%.

        Actual experience different from that assumed and changes in assumptions can result in gains and losses that we have not yet recognized in our Consolidated Financial Statements. We recognize amortization of any unrecognized net gain or loss as a component of our total other post-retirement benefit expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of the accumulated post-retirement benefit obligation or the market-related value of the plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. For 2005, we will assume a weighted average long-term rate of return on plan assets of 8.5%. As a result of amortization of unrecognized net losses from actual experience different from assumptions used we estimate that our total other post-retirement benefit expense will increase by €0.1 billion in 2005, based on the assumptions used and our plan assets at December 31, 2004.

        In addition to the estimated increase in our total other post-retirement expense of €0.1 billion in 2005, the following table shows the effect of assumed changes in the rate of actual return on plan assets, the discount rate, the assumed health care cost trend rate and the expected long-term return rate on plan assets on our total other post-retirement benefit expense (before income tax benefits) for the year ended December 31, 2005:

All Plans
(€ in millions)
Actual 2004 return on plan assets +/- 5 percentage points	+/- 15
Year-end 2004 discount rate +/- 25 basis points	+/- 35
Assumed initial health care cost trend rate +/- 1 percentage point	+/- 20
Long-term return rate on plan assets +/- 50 basis points	+/- 10

        We applied the accounting and disclosure requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) for subsidies provided under the Medicare Act, in the third quarter of 2004 with retroactive application as of January 1, 2004. Please refer to Note 25a to our Consolidated Financial Statements for more information about the impact of the Medicare Act on our Consolidated Financial Statements.

        For a discussion of a potential impact on our liquidity and capital resources, please refer to the explanations we provide under the heading "Liquidity and Capital Resources — Benefit Plan Obligations and Costs" in "Item 5. Operating and Financial Review and Prospects."

OPERATING RESULTS

        We have five business segments: (1) Mercedes Car Group; (2) Chrysler Group; (3) Commercial Vehicles; (4) Services; and (5) Other Activities.

  Information about Operating Profit

        We measure the performance of our operating segments primarily through "Operating Profit." Our consolidated operating profit (loss) is the sum of the operating profits and losses of our segments, adjusted for consolidation and elimination entries. Please refer to Note 35 to our Consolidated Financial Statements for information about how we determine segment operating profit (loss).

  Reconciliation from operating profit (loss) to income (loss) before financial income

        In the following tables, we provide a reconciliation of the operating profits and losses of our segments to the measures we use in our consolidated statements of income. Since some income and expense items (e.g., interest income and interest expense), are not recorded at or allocated to our segments, we have reconciled the operating profits (losses) to income (loss) before financial income for each segment. You can find a reconciliation of total segment operating profit (loss) to our consolidated income before income taxes, minority interests, discontinued operations, extraordinary items, and the cumulative effect of changes in accounting principles in Note 35 to our Consolidated Financial Statements.

	Year Ended December 31, 2004 (€ in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	1,666	1,427	1,332	1,250	456	6,131	(377)	5,754
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(34)	(697)	(55)	(5)	(54)	(845)	0	(845)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	2	9	(9)	549	(539)	12	75	87
Operating (profit) loss from discontinued operations	0	0	0	0	0	0	0	0
Pre-tax gains from the sale of operating businesses and discontinued operations	0	0	0	0	0	0	0	0
Miscellaneous items	0	(5)	(364)	(4)	(11)	(384)	0	(384)
Income (loss) before financial income	1,634	734	904	1,790	(148)	4,914	(302)	4,612

	Year Ended December 31, 2003 (€ in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	3,126	(506)	811	1,240	1,329	6,000	(314)	5,686
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(136)	(561)	(114)	(5)	(54)	(870)	0	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(116)	60	(103)	325	(329)	(163)	158	(5)
Operating (profit) loss from discontinued operations	0	0	0	0	(84)	(84)	0	(84)
Pre-tax gains from the sale of operating businesses and discontinued operations	0	0	0	0	(1,031)	(1,031)	0	(1,031)
Miscellaneous items	0	(32)	(9)	(17)	(250)	(308)	0	(308)
Income (loss) before financial income	2,874	(1,039)	585	1,543	(419)	3,544	(156)	3,388

	Year Ended December 31, 2002 (€ in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	3,020	609	(392)	3,060	952	7,249	(395)	6,854
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(15)	369	(37)	(5)	(55)	257	0	257
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(64)	40	(12)	183	(801)	(654)	157	(497)
Operating (profit) loss from discontinued operations	0	0	0	0	(153)	(153)	0	(153)
Pre-tax gains from the sale of operating businesses and discontinued operations	0	0	0	(2,484)	(156)	(2,640)	0	(2,640)
Miscellaneous items	16	(57)	(11)	(59)	(1)	(112)	10	(102)
Income (loss) before financial income	2,957	961	(452)	695	(214)	3,947	(228)	3,719

        "Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses" is the sum of the interest cost, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses. We exclude from operating profit (loss) these components of the net periodic pension and post-retirement benefit income (expense), since they are driven by financial factors and do not reflect the operating performance of the segments.

        "Operating profit (loss) from affiliated and associated companies and financial income (loss) from related operating companies" includes the contributions to earnings from our operating investments, which we report as a component of financial income (loss), net, in the consolidated statements of income. We allocate these contributions to the operating profit (loss) of the respective segments. In 2004, we allocated a net operating loss of €87 million from our operating investments to our segments. The decrease compared with the prior year was primarily a result of a negative contribution to earnings from our equity investment in Toll Collect, which was only partially offset by significantly improved contributions from our equity investment in EADS. The decrease in this reconciling item in 2003 compared to 2002 was mainly due to a negative contribution to earnings from our equity investment in Mitsubishi Motors Corporations and lower positive contributions from our equity method investment in EADS.

        "Operating profit (loss) from discontinued operations" shows the operating profit of MTU Aero Engines, which we report as discontinued operations in our consolidated statements of income (loss).

        "Pre-tax gains from the sale of operating businesses and discontinued operations" pertains to gains and losses from the sale of minority shareholdings held as operating investments which we allocate to the operating profit (loss) of the respective segments and show in the consolidated statements of income under "Financial income (loss), net." In 2003, we also allocated the pre-tax gain of €1.0 billion realized on the sale of our MTU Aero Engines business to this item.

        "Miscellaneous items" includes income and expenses which do not affect our operating business. In 2004, this line item is almost entirely comprised of third party minority interests in the expenses associated with the quality measures and recall campaigns at Mitsubishi Fuso Truck and Bus Company, or MFTBC. The minority interest in those expenses is not part of operating profit since they were incurred as a result of quality problems that originated before we invested in MFTBC. In 2003, this item was almost solely comprised of a charge of $300 million (approximately €240 million adjusted for currency translation effects), which arose from the settlement of a consolidated class-action case relating to the merger of Daimler-Benz and Chrysler.

We have applicable insurance policies aggregating approximately €200 million (€25 million primary insurance; €175 million excess insurance) to which extent we are seeking reimbursement of the settlement payment. We will recognize any reimbursement as income in the period we receive it. We filed a lawsuit in February 2005 seeking reimbursement form the excess insurers.

  Overview of Business Segment Revenues and Operating Profit (Loss)

        You should read the following discussion in conjunction with Notes 1 and 35 to our Consolidated Financial Statements and the discussions under the headings "Critical Accounting Policies" in this Item 5 and "Risk Factors" in Item 3. For a discussion of the hedging instruments and hedging techniques we employ, please refer to the discussion in "Item 11. Quantitative and Qualitative Disclosures About Market Risk." and to Note 33 to our Consolidated Financial Statements.

        The following table presents revenues and operating profit (loss) for each of our five business segments during the last three fiscal years.

DaimlerChrysler Group
Business Segment Revenues and Operating Profit (Loss)

	Year Ended December 31,
	2004		2003		2002
	(€ in millions)
	Revenues	Operating Profit (Loss)	Revenues[2]	Operating Profit (Loss)[2]	Revenues[2]	Operating Profit (Loss)[2]
Mercedes Car Group	49,630	1,666	51,446	3,126	50,170	3,020
Chrysler Group	49,498	1,427	49,321	(506)	60,181	609
Commercial Vehicles[1]	34,764	1,332	26,806	811	26,766	(392)
Services	13,939	1,250	14,037	1,240	15,699	3,060
Other Activities[1]	2,200	456	4,084	1,329	4,358	952
Eliminations	(7,972)	(377)	(9,257)	(314)	(9,806)	(395)

Total	142,059	5,754	136,437	5,686	147,368	6,854

1
Effective January 1, 2004, we allocated the Off-Highway activities previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted prior period amounts accordingly.
2
Revenues and operating profit of the Other Activities segment for the years 2003 and 2002 include the revenues and operating results of MTU Aero Engines. In addition, the 2003 operating profit of the Other Activities segment includes the gain from the sale of MTU Aero Engines. To reconcile total segment revenues to our total Group revenues, which do not include MTU Aero Engines revenues since we report those revenues as discontinued operations in our consolidated statements of income, we eliminated MTU Aero Engines revenues in the line "Eliminations."

Acquisitions, dispositions and other changes in segment composition

        In the following paragraphs, we describe the more significant acquisitions, dispositions, and other changes in segment composition that affected the year-to-year comparability of revenues and operating profit (loss) of our Commercial Vehicles, Services and Other Activities segments. You can find additional information about these transactions in "Item 4. Information on the Company" and in Note 4 to the Consolidated Financial Statements.

  Commercial Vehicles

        Off-Highway. Effective January 1, 2004, we allocated the Off-Highway activities of our Commercial Vehicles segment to the Other Activities segment, and we have adjusted prior period amounts accordingly.

        MFTBC. On March 18, 2004, we acquired an additional 22% interest in MFTBC from MMC. Since March 31, 2004, we have included the revenues and consolidated results of MFTBC with a one-month time lag in our Commercial Vehicles segment. Prior to March 31, 2004, we accounted for our proportionate share in MFTBC's results in the Commercial Vehicles segment using the equity method of accounting.

        HMC. In May 2004, as part of the realignment of our strategic alliance with HMC, we sold our non-controlling 50% interest in DaimlerHyundai Truck Corporation to HMC for a total pre-tax gain of €60 million.

  Services

        T-Systems ITS. In January 2002, we exercised our option to sell our 49.9% interest in T-Systems ITS to Deutsche Telekom AG for €4.7 billion. The sale closed in March 2002 and resulted in a gain of €2.5 billion that is part of our 2002 operating profit. Our 2002 operating profit also included our 49.9% share of the operating profit of T-Systems ITS through February 28, 2002.

  Other Activities

        Off-Highway. Effective January 1, 2004, we allocated the Off-Highway activities of our Commercial Vehicles segment to the Other Acitivities segment. We have adjusted prior period amounts accordingly.

        MMC. Following a corporate restructuring at MMC, we ceased to account for our investment in MMC using the equity method of accounting on June 29, 2004. Therefore, our Other Activities segment includes our share of MMC's operating results only for the periods up to June 29, 2004.

        MTU Aero Engines. On December 31, 2003, we sold MTU Aero Engines GmbH (MTU) and its subsidiaries to the investment company Kohlberg Kravis Roberts & Co. Ltd. (KKR). As required by U.S. GAAP, we reclassified the results of MTU and the gain on the sale of this business as discontinued operations in our consolidated statements of income and report them accordingly. We have adjusted our consolidated statements of income for 2003 and 2002 to reflect this presentation. As a result of the transaction, we recorded a gain of €1.0 billion which is included in the 2003 operating profit of our Other Activities segment.

        TEMIC. On April 1, 2002, we exercised our option to sell our 40% interest in Conti Temic microelectronic GmbH (TEMIC) for €0.2 billion, which resulted in a gain of €0.2 billion. This gain and our 40% share of the operating profit of TEMIC for the period January 1, 2002 through March 31, 2002 are included in the 2002 operating profit of the Other Activities segment.

        The segment discussions on pages 58 to 62 describe in more detail the specific market factors which affected the operating results of our segments.

  2004 Compared With 2003

        We computed the percentages in the following discussion using unrounded amounts and numbers. Some of these percentage expressions may, therefore, not reflect the precise relationships between the stated rounded amounts and numbers.

  DaimlerChrysler Group

  Revenues

        In 2004, our revenues increased 4% to €142.1 billion compared to €136.4 billion in 2003. This increase was primarily due to significantly higher unit sales at our Commercial Vehicles segment, which in part were the result of the consolidation of MFTBC. We have included MFTBC's revenues since March 31, 2004 with a one-month lag. Chrysler Group also achieved significant revenue improvements, but these improvements were largely offset by currency translation effects. Overall, the significant appreciation of the euro against select world currencies, primarily the U.S. dollar, and lower revenues at Mercedes Car Group prevented a more significant increase in revenues. If exchange rates had remained at the prior year's level, our revenues would have been €8.4 billion higher. Following is a brief overview of year-to-year changes in revenues of our primary business segments.

        Mercedes Car Group revenues decreased 4% to €49.6 billion due primarily to lower unit sales of Mercedes-Benz vehicles and a shift in the product mix to lower priced vehicles.

        Chrysler Group revenues increased to €49.5 billion, primarily as a result of higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher priced vehicles, largely offset by the appreciation of the euro against the U.S. dollar. Measured in U.S. dollars, the principal functional currency of the Chrysler Group, revenues increased 10%.

        Commercial Vehicles revenues increased significantly from €26.8 billion in 2003 to €34.8 billion in 2004. This increase was due in part to a €3.6 billion revenue contribution of MFTBC following its consolidation and to significantly higher unit sales of trucks, vans and buses in all major markets. The Group's Consolidated Financial Statements include MFTBC's revenues with a one-month lag since March 31, 2004.

        Services revenues were €13.9 billion in 2004 compared to €14.0 billion in 2003, a 1% decline. The decline in revenues resulted mainly from currency translation effects due to the appreciation of the euro.

  Cost of Sales

        In 2004, cost of sales were €114.6 billion compared to €109.9 billion in 2003, a 4% increase. The increase of cost of sales is primarily the result of higher unit sales of the Commercial Vehicles segment and the consolidation of MFTBC since March 31, 2004. Higher cost of sales at the Chrysler Group segment as a result of higher unit sales were more than offset by currency translation effects resulting from the appreciation of the euro against the U.S. dollar. Since both cost of sales and revenues at the Group level increased comparably, our gross margin remained at 19.4%.

  Selling expenses

        Selling expenses were €11.4 billion in 2004 compared to €11.8 billion in 2003, a 3% decrease. Selling expenses as a percentage of revenues were 8.0% in 2004 compared to 8.6% in 2003. The decrease in selling expenses was predominantly the result of a combination of factors primarily affecting Chrysler Group, including currency translation effects, partially offset by higher selling expenses from the consolidation of MFTBC.

  General administrative expenses

        General administrative expenses were €6.0 billion in 2004 compared to €5.4 billion in 2003. General administrative expenses as a percentage of revenues were 4.2% in 2004 and 3.9% in 2003. The increase is primarily attributable to the consolidation of MFTBC and higher personnel costs, due in part to higher pension and other post-retirement benefit expense. Currency translation effects, mainly as a result of the appreciation of the euro against the U.S. dollar, partially offset this increase.

  Other expenses

        Other expenses were €0.6 billion in 2004 and €0.7 billion in 2003. The 2003 amount includes a charge of €0.2 billion that we incurred in connection with the settlement of a class action lawsuit relating to the merger of Daimler-Benz AG and Chrysler in 1998.

  Research and development

        Research and development expenses amounted to €5.7 billion in 2004 compared to €5.6 billion in 2003. The 2% increase in research and development expense was mainly attributable to the consolidation of MFTBC, partially offset by currency translation effects resulting from the appreciation of the euro against the U.S. dollar.

  Other income

        Other income was €0.9 billion in 2004 and €0.7 billion in 2003. The increase is primarily attributable to the recognition of a previously deferred gain of €0.1 billion following a settlement of disputes relating to the sale of Adtranz.

        Other income also includes gains from the sale of property, plant and equipment (2004: €0.1 billion, 2003: €0.1 billion), rental income, other than relating to financial services leasing activities (2004: €0.1 billion, 2003: €0.1 billion), and employee vehicle leasing programs at the Chrysler Group (2004: €0.1 billion, 2003: €0.1 billion).

  Turnaround plan expenses — Chrysler Group

        As a result of the Chrysler Group turnaround plan, which was initiated in 2001, we recorded restructuring charges of €0.1 billion in 2004 and €0.5 billion in 2003. The additional charges in 2004 as well as the charges incurred in 2003 relate to costs associated with the idling, closing or disposal of manufacturing facilities, ongoing workforce reduction measures, and revisions of prior estimates based on current information or actual settlements. The charges appear as a separate line item in the consolidated statements of income. Otherwise, we would have reported €139 million (2003: €462 million) of these costs in cost of sales and €6 million (2003: €7 million) in selling, administrative and other expenses.

  Financial income (loss), net

        We recorded a net financial loss of €1.1 billion in 2004 and €2.8 billion in 2003. Financial income (loss), net, is comprised of "Income (loss) from investments, net," "Interest income (expense), net" and "Other financial income (loss), net."

        Income (loss) from investments, net. We recorded a net loss from investments of €0.6 billion in 2004 and €2.4 billion in 2003. The improvement compared to the prior year is primarily attributable to the €2.0 billion impairment of our investment in EADS which we recognized in 2003 after determining that the decline in the market price of EADS shares was other-than-temporary. In 2004, we recorded significantly higher positive contributions from EADS and a gain from the sale of our 10.5% interest in Hyundai Motor Company (HMC) of €0.3 billion. These effects were, however, partially offset by negative contributions to earnings from Toll Collect and Mitsubishi Motors Corporation (MMC). Through June 29, 2004, we accounted for our investment in MMC using the equity method of accounting and included our proportionate share in the results of MMC in our consolidated statements of income until that time. Our proportionate share for the first six months of 2004 was €(0.6) billion and in fiscal year 2003 was €(0.3) billion. The amount for 2004 includes the loss of €0.1 billion from the dilution of our interest in MMC and €0.2 billion of related realized pre-tax gains from currency hedging of our net investment.

        Interest expense (net). In 2004 and 2003, we recorded net interest expense of €0.3 billion and €0.4 billion, respectively.

        Other financial income (loss), net.    In 2004, we had an other net financial loss of €0.2 billion while in the prior year other financial income largely offset other financial loss. In 2004, other financial income (loss) includes an impairment charge of €0.2 billion, based on lower estimated fair values of loans provided to debis AirFinance, an equity method investment.

  Income taxes

        In 2004, we recorded income tax expense of €1.2 billion compared to €1.0 billion in 2003. We computed income tax expense in 2004 based on pre-tax income of €3.5 billion and in 2003 based on pre-tax income of €0.6 billion. The non-taxable gain from the sale of our 10.5% investment in HMC, higher contributions to earnings from EADS, which are largely tax-free, and non-taxable gains included in our net periodic pension costs and other post retirement benefit costs more than compensated for the negative tax effect of non-tax deductible losses relating to our investments in MMC and debis AirFinance, contributing to an overall lower effective income tax rate in 2004. Our effective tax rates in 2004 and 2003 were 33.3% and 164.3%, respectively. The high effective tax rate for 2003 was primarily due to the non-tax deductible write-down of € 2.0 billion of our equity investment in EADS combined with lower pre-tax income in 2003. Additionally, non-tax deductible losses from our equity method investments had an additional negative impact on our income tax rate in 2003. Income tax expense in 2003 included a tax benefit and related interest of €0.6 billion relating to agreements reached with the U.S. tax authorities on tax matters attributable to years 1986 to 1998. It also included an additional tax expense and related interest of €0.3 billion which mainly represents the accrual of tax costs associated with current year developments in the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998. Please refer to Note 9 to our Consolidated Financial Statements for additional information.

  Net income (loss) from continuing operations

        Net income from continuing operations was €2.5 billion in 2004 compared to a net loss from continuing operations of €0.4 billion in 2003. Basic and diluted earnings per ordinary share from continuing operations were €2.43 in 2004, respectively, while the basic and diluted loss per share from continuing operations was € 0.41 in 2003.

  Income from discontinued operations

        On December 31, 2003, we sold MTU Aero Engines. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines and the gain on the sale of that business as discontinued operations. We have adjusted our consolidated statements of income for 2003 to reflect this presentation. Accordingly, we reclassified net income of €14 million in 2003 as income from discontinued operations. As a result of the sale of MTU Aero Engines, we realized an after-tax gain of €0.9 billion which is reflected in the 2003 consolidated statement of income as "Income on disposal of discontinued operations." Basic and diluted earnings per share from discontinued operations, including the gain on the disposal of MTU Aero Engines in 2003, were €0.88 in 2003.

  Cumulative effects of changes in accounting principles

        Variable Interest Entities: Adoption of FIN 46R — As of December 31, 2003, we adopted the regulations of FIN 46R for the consolidation of special purpose entities for which we are the primary beneficiary. The cumulative effect of adopting FIN 46R was a charge, net of taxes, of €30 million in 2003 (€0.03 per share).

  Net income (loss)

        Net income was €2.5 billion in 2004 compared to €0.4 billion in 2003. Basic and diluted earnings per ordinary share were €2.43 in 2004 compared to €0.44 in 2003.

  Consolidated Operating Profit (Loss)

        In 2004, our operating profit was €5.8 billion compared to €5.7 billion in the previous year.

        The Chrysler Group and Commercial Vehicles segments developed positively and achieved a substantial increase in operating profit in 2004. Earnings of Commercial Vehicles improved significantly despite a €0.5 billion charge for quality and recall actions at MFTBC. The Mercedes Car Group, however, recorded a significantly lower operating profit compared to 2003. Currency effects, a slight decrease of overall unit sales of Mercedes-Benz passenger cars, a shift in product mix to lower priced vehicles, a significantly larger negative contribution from smart to the segment's operating result and expenses incurred to safeguard the products' high quality standards and for the launch of new products were the primary reasons for this decline.

        The Services segment was able to increase its operating profit due to its financial services business. The increase more than compensated for losses that arose from the involvement in Toll Collect. In the Other Activities segment, a sizable profit contribution from EADS and the recognition of a previously deferred gain of €0.1 billion following the settlement of all disputes connected with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) had a positive effect on operating profit in 2004. The prior year's result was assisted by a pre-tax gain of €1.0 billion from the sale of MTU Aero Engines.

        The table on page 53 shows the business segment contributions to Group operating profit. The segment discussions on pages 58 to 62 describe in more detail the specific market factors which affected the operating results of each segment.

  Segment Discussions

  Mercedes Car Group

        Revenues of our Mercedes Car Group segment decreased 4% from €51.4 billion in 2003 to €49.6 billion in 2004, while total unit sales increased 1% from 1,216,900 to 1,226,800. Unit sales of Mercedes-Benz vehicles declined from 1,092,200 in 2003 to 1,074,600 in 2004. Sales of smart vehicles went up 22% to 152,100 units compared to 124,700 units in 2003.

        The decline in total segment revenues was the result of slightly lower sales of Mercedes-Benz passenger cars and a shift in product mix to lower priced vehicles. S-Class and M-Class sales declined as both models were approaching the end of their respective model cycle. E-Class sales also experienced a modest decline. C-Class sales were strong as a result of the facelift of selected C-Class models in the spring of 2004 and the successful market launch of the all-new SLK. The significant increase in smart unit sales was due to the market launch of the smart forfour in April 2004.

        At €15.8 billion, Mercedes Car Group revenues in Germany were 7% lower than in 2003 while unit sales decreased 1%. Germany continues to be the most important market for our Mercedes Car Group segment with 2004 unit sales of 386,900 units. These sales represented 32% of the segment's worldwide unit sales, the same percentage as in 2003. In the other Western European countries, Mercedes Car Group revenues were unchanged at €14.7 billion, while unit sales were 3% higher than in 2003. The disproportionate year-to-year changes in revenues and unit sales in Germany and the rest of Western Europe are primarily the result of a shift in the product mix towards lower priced vehicles.

        In the United States, revenues decreased by €0.5 billion or 4% to €10.5 billion, while unit sales increased 2% to 222,500. The decrease in revenues was mainly due to the appreciation of the euro against the U.S. dollar which resulted in lower revenues after translation of U.S. dollar revenues into euros. At €2.0 billion, revenues in Japan were 17% lower than in the previous year while unit sales decreased 10% to 41,400. In Asia (excluding Japan), revenues increased 3% to €2.8 billion while unit sales reached 51,900 units, a 3% increase over 2003 (50,200 units).

        In 2004, our Mercedes Car Group segment recorded an operating profit of €1.7 billion, a 47% decline compared to the prior year. This decline was the result of several factors: currency effects, a slight decrease of overall unit sales of Mercedes-Benz passenger cars, a shift in product mix to lower priced vehicles, a significant negative contribution from smart to the segment's operating result, and higher expenses arising from our ongoing comprehensive quality offensive at Mercedes Car Group. Other factors were higher marketing expenses, primarily related to the launch of the SLK, CLS and new A-Class models, and higher pre-production costs resulting from our ongoing product offensive relating mainly to several new or updated future Mercedes-Benz vehicles. These include the successor of our M-Class, the new Compact Sports Tourer CST (the new B-Class), the new Grand Sports Tourer GST (the new R-Class), and the S-Class successor.

        smart's unit sales improved from 2003 to 2004, but operating results failed to follow that trend and the loss contributed to operating results in 2004 was larger than in the prior year. This further deterioration in operating results was mainly caused by higher marketing expenses, the launch of the smart forfour and higher development costs. We are in the process of reviewing and evaluating the business model and future strategic direction of this business unit.

  Chrysler Group

        The Chrysler Group reported revenues of €49.5 billion in 2004 compared with revenues of €49.3 billion in 2003, an increase of 0.4%. This increase in revenues is primarily the result of higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher-priced vehicles, largely offset by the effect of the appreciation of the euro against the U.S. dollar. Worldwide factory unit sales, sales incentive expense and product mix were positively affected by the successful launch of nine new products in 2004. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 10% higher than in 2003.

        The Chrysler Group had worldwide factory unit sales of 2,779,900 units in 2004 compared with 2,637,900 units in 2003, an increase of 5%. In the NAFTA region, total factory unit sales were 2,609,700 units in 2004 compared with 2,457,800 units in 2003, an increase of 6%. Worldwide factory unit sales, including NAFTA region factory unit sales increased primarily due to the introduction of the nine new products in 2004. Factory unit sales outside the NAFTA region were 170,200 units in 2004 compared with 180,100 units in 2003, a decrease of 5%.

        In 2004, the Chrysler Group had an operating profit of €1.4 billion compared with an operating loss of €0.5 billion in 2003. The increase in operating profit was primarily the result of higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher margin vehicles. Net cost improvements also contributed to the increase in operating profit.

        The Chrysler Group recorded turnaround plan charges and charges for workforce reduction actions of €0.3 billion in 2004 and €0.5 billion in 2003. The turnaround plan charges recognized in 2004 and 2003 were primarily for costs associated with the idling, closing or disposal of manufacturing facilities and workforce reduction measures.

        For a discussion of the Chrysler Group's turnaround plan, see Note 7 to the Consolidated Financial Statements.

        U.S. dealer inventory levels were 600,600 units, representing a 81 day supply, at December 31, 2004 compared to 521,100 units, representing a 74 day supply, at December 31, 2003. The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2004 and 2003 are set forth below:

	Year Ended December 31,
	2004	2003	Increase/ (Decrease)
U.S. Retail Market[1]
Car sales	474,119	456,676	17,443
Car market share	6.5%	6.1%	0.4%
Truck sales (including minivans)	1,731,905	1,670,775	61,130
Truck market share	17.3%	17.6%	(0.3%	)
Combined car and truck sales	2,206,024	2,127,451	78,573
Combined car and truck market share	12.8%	12.5%	0.3%
U.S. and Canada Retail Market[1]
Combined car and truck sales	2,416,890	2,340,386	76,504
Combined car and truck market share	12.8%	12.6%	0.2%

1
All retail sales and market share data include fleet sales.

        The Chrysler Group's sales are principally in the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 18.9 million units in 2004, compared with 18.6 million units in 2003, an increase of 2%.

        Retail sales of cars for the Chrysler Group in the U.S. market for 2004 increased 4% compared to 2003 while the total car market in the U.S. decreased by 2% compared to 2003. Retail sales of trucks for the Chrysler Group in the U.S. market for 2004 increased 4% compared to 2003 while the total truck market in the U.S. increased by 5% compared to 2003. The increase in retail sales and related market share is primarily a result of introduction of new products in 2004 as well as improving economic conditions, primarily in the U.S.

  Commercial Vehicles

        Our Commercial vehicles segment significantly increased revenues from €26.8 billion in 2003 to €34.8 billion in 2004 as a result of the consolidation of MFTBC and strong demand in our core markets Western Europe, NAFTA, and South America. Worldwide unit sales of our Commercial Vehicles segment increased 42% from 501,000 vehicles in 2003 to 712,200 units in 2004. Our total truck unit sales increased 74% from 232,400 units to 403,300 units and our bus unit sales rose 32% from 28,300 units to 37,400 units. There was also a 13% increase in van unit sales from 230,900 units in 2003 to 260,700 units in 2004. The increase in revenues and unit sales is partially attributable to the consolidation of MFTBC which resulted in additional revenues and unit sales of €3.6 billion and 114,800 units.

        In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, revenues increased 7% from €6.5 billion in 2003 to €7.0 billion in 2004, while unit sales increased 9% from 101,700 to 110,600 vehicles. Truck unit sales grew 23% and van unit sales increased 6%, while bus unit sales were 10% lower than in 2003. In the rest of Western Europe (excluding Germany), revenues increased 12% to €7.4 billion in 2004 as overall unit sales increased 11% to 163,800 units, primarily due to higher sales of Mercedes-Benz trucks and vans. Unit sales in Germany represented 16%, and the remaining Western European market 23%, of our total 2004 commercial vehicle sales.

        In the NAFTA region, revenues were €10.5 billion, an increase of 17% compared to 2003. Total unit sales climbed 32% to 177,100 units. The disproportionately smaller increase of revenues was almost exclusively caused by currency translation effects resulting from the appreciation of the euro against the U.S. dollar. The significant increase in unit sales was primarily the result of markedly higher sales of Class 8 trucks and improved sales of Class 6/7 trucks.

        As a result of the consolidation of MFTBC, our sales in Asia (including Australia) rose from 29,400 units in 2003 to 130,100 units in 2004 and revenues in that region increased from €1.5 billion in 2003 to €5.1 billion in 2004. In 2004, MFTBC's sales declined partially due to accelerated purchases associated with new engine emission standards which became effective in 2003 and partially due to the negative impact of past quality issues.

        As economic conditions improved in Argentina and especially Brazil, our main South American markets, we were able to increase sales in South America by 43% from 39,000 units in 2003 to 55,800 units in 2004. Consistent with the increase in unit sales, revenues in that region improved 49% to €1.5 billion in 2004.

        In 2004, our Commercial Vehicles segment reported an operating profit of €1.3 billion compared to an operating profit of €0.8 billion in 2003. This significant 64% improvement is primarily the result of higher unit sales assisted by favorable market conditions and above all a broad range of updated products. Almost all businesses of this segment contributed significant positive results to operating profit. The positive market reaction to the Mercedes-Benz Actros, increased unit sales of Freightliner trucks and buses in the NAFTA markets, and increased unit sales of buses and vans in Western Europe and South America were the primary drivers of this positive development. Additionally, the successful implementation of our efficiency programs in almost all of our commercial vehicle businesses further supported the improvement in operating results. The improvements in operating profit more than offset charges of €0.5 billion arising at MFTBC due to its quality-improvement actions and recall campaigns, which originate from issues during the time before our involvement in MFTBC. Finally, the discontinuation of the engine joint venture with Hyundai Motor Company contributed an additional €60 million to the segment's 2004 operating profit.

  Services

        Revenues of our Services segment declined from €14.0 billion in 2003 to €13.9 billion in 2004. This decline was primarily the result of currency translation effects resulting from the appreciation of the euro against the U.S. dollar.

        Activities of our Services segment in the NAFTA region contributed €7.6 billion or 54% of total segment revenues in 2004, a 4% decrease compared to 2003. This decrease in the contribution rate was largely due to the adverse currency translation effects caused by the appreciation of the euro against the U.S. dollar.

        Revenues generated in Germany were €4.1 billion or 29% of total revenues in 2004 compared to €3.8 billion or 27% of total revenues in 2003. Revenues derived from service activities in the European Union (excluding Germany) amounted to €1.6 billion or 12% of total revenues in 2004 compared to €1.7 billion or 12% in 2003.

        In 2004, our Services segment processed new leasing and finance contracts with a total value of €50.9 billion compared to €47.5 billion in 2003. Substantially all of this 7% increase in value is the result of strong financial product sales driven by sales incentive programs. At December 31, 2004, our Services segment managed a portfolio of leasing and finance contracts of €102.4 billion, a 4% increase compared to the portfolio of €98.2 billion managed at December 31, 2003. Excluding foreign currency translation effects, the portfolio volume in 2004 was 9% above last year's level.

        Operating profit of our Services segment was virtually flat at €1.3 billion in 2004 compared to 2003. The Financial Services business achieved an operating profit of €1.8 billion in 2004, compared with an operating profit of €1.5 billion in 2003. This increase in operating profit was mainly the result of lower risk costs. The overall improvement in general risk conditions (e.g., default risk from general economic conditions) in all markets and the measures taken to promote active risk control of the portfolio (e.g., credit approval policies) contributed to the overall reduction of risk costs. In addition, we achieved sustained high interest-rate margins worldwide despite recent increases in interest rates, especially in the United States. The operating profit of the Financial Services business includes an impairment charge of €0.1 billion, which is based on the estimated fair values of our share in debis AirFinance's (dAF) underlying equity and of loans provided to dAF. dAF leases aircraft and related technical equipment to airlines and financial intermediaries. The Services segment holds a 35% interest in dAF.

        Increased losses from our investment in Toll Collect substantially offset the increase in operating profit of the Financial Services business. In 2004, we recorded charges of €0.5 billion relating to Toll Collect, primarily as a result of a revaluation of the system's total costs and additional operating expenses required to ensure timely commencement of operations on January 1, 2005. In 2003, we recorded charges of €0.2 billion with respect to Toll Collect.

  Other Activities

        In 2004, our Other Activities segment had revenues of €2.2 billion compared to €4.1 billion in 2003. The 2004 revenues relate mostly to our business unit DC Off-Highway and to our real estate business. Revenues in 2003 included €2.2 billion from continuing operations and €1.9 billion from discontinued operations pertaining to the MTU Aero Engines business which we sold effective December 31, 2003. Revenues generated by DC Off-Highway amounted to €1.8 billion in 2004 and €1.7 billion in 2003.

        The operating results of this segment include our share in the operating results of our equity method investment in EADS, our Off-Highway business, our real estate activities and the holding companies and financing subsidiaries through which the group refinances the capital needs of the operating businesses in the capital markets. The Group's equity investment in MMC is included in the operating results of this segment only through June 29, 2004. The segment also includes the expenses of our corporate research activities.

        In 2004, our Other Activities segment recorded an operating profit of €0.5 billion compared to €1.3 billion in 2003. The primary reason for this decline was the inclusion of a pre-tax gain of €1.0 billion in 2003 following the sale of MTU Aero Engines. The 2004 operating profit primarily reflects a further improved positive contribution from our investment in EADS, largely due to increased Airbus deliveries and improved results in EADS' Space division following a successful restructuring. A net pre-tax gain of €0.1 billion from our settlement agreement with Bombardier also contributed to this result. These positive effects were partially offset by our share in the losses of MMC up to June 29, 2004 (€0.1 billion) and an impairment charge of €0.1 billion relating to our investment in dAF. The Other Activities segment holds a 10% interest in dAF. The Segment's 2004 operating profit also includes a loss of €0.1 billion from the dilution of our interest in MMC and €0.2 billion of related realized pre-tax gains from currency hedging of our net investment in MMC. In 2003, the operating profit of this segment included our €0.1 billion share of MMC's operating losses.

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

  Revenues

        Our revenues declined 7% from €147.4 billion in 2002 to €136.4 billion in 2003. The major driver for that decrease was currency translation effects. Since our reporting currency is the euro, we translate revenues that our subsidiaries derive in foreign currencies into euros which exposes us to translation risk. The currency translation effects accounted for €15 billion of revenue decline in 2003 and were primarily caused by the appreciation of the euro against the U.S. dollar. Following is a brief overview of revenues of our primary business segments.

        Mercedes Car Group revenues increased 3% to €51.4 billion due primarily to strong unit sales of the S-Class, E-Class and CLK-Class, partially offset by lower unit sales of A-Class, C-Class and M-Class vehicles.

        Chrysler Group revenues decreased 18% to €49.3 billion, primarily as a result of the appreciation of the euro against the U.S. dollar and higher sales incentives. In addition to reduced vehicle prices as a result of higher sales incentives, lower worldwide factory unit sales also contributed to lower revenues. Measured in U.S. dollars, the principal functional currency of the Chrysler Group, revenues decreased by 2%.

        Commercial Vehicles revenues were €26.8 billion in both 2003 and 2002. Revenues in 2003 reflected continued weak market conditions in Western Europe and South America. In 2003, increased revenues in Western Europe were offset by lower revenues in North America caused by currency translation effects.

        Services revenues were €14.0 billion in 2003, an 11% decline compared to €15.7 billion in 2002. The decrease in revenues mainly resulted from the appreciation of the euro against the U.S. dollar and lower aggregate operating lease transactions as increased customer financing incentives in the United States resulted in a migration of customer preference from operating leases to sales finance transactions.

  Cost of Sales

        In 2003, cost of sales were €109.9 billion compared to €119.6 billion in 2002, an 8% decrease. The decrease in cost of sales was primarily due to the appreciation of the euro against the U.S. dollar. In addition, more favorable refinancing conditions and, in the aggregate, lower impairment charges on equipment on operating leases and risk provisions for finance lease receivables in the Services segment contributed to that decrease. As cost of sales decreased more than revenues, our gross margin improved to 19.4% in 2003 compared to 18.8% in 2002. In addition, we experienced lower costs for raw material and manufacturing supplies, especially in the Chrysler Group segment; however, these savings were almost offset by higher net periodic pension and post-retirement benefit costs.

        In 2003, we recorded impairment charges of €0.1 billion relating to property, plant and equipment of the Mercedes Car Group production facility in Juiz de Fora, Brazil. This charge reflects the excess of the carrying amounts of those assets over their fair market value. Cost of sales in 2002 also included charges of €0.5 billion relating to restructuring measures and impairment charges on long-lived assets within the Commercial Vehicles segment.

  Selling expenses

        Selling expenses were €11.8 billion in 2003 compared to €12.0 billion in 2002, a 2% decrease. Selling expenses as a percentage of revenues were 8.6% in 2003 compared to 8.1% in 2002. The decrease in selling expenses was mainly the result of the translation effect caused by the appreciation of the euro against the U.S. dollar.

  General administrative expenses

        General administrative expenses of €5.4 billion remained virtually flat on the prior year level. General administrative expenses as a percentage of revenues were 3.9% in 2003 and 3.6% in 2002, reflecting the limited variability of these expenses. Slightly higher personnel expenses, primarily caused by higher net periodic pension and post-retirement benefit costs, resulted in a moderate increase of general administrative expenses. Currency translation effects, mainly as a result of the appreciation of the euro against the U.S. dollar, almost entirely offset this increase.

  Other expenses

        Other expenses were €0.7 billion in 2003 and €0.8 billion in 2002. The 2003 amount includes a charge of €0.2 billion, adjusted for currency translation effects, that we incurred to settle a class action lawsuit relating to the merger of Daimler-Benz AG and Chrysler in 1998. In 2002, other expenses included charges of €0.2 billion resulting from losses on the sale of a significant portion of our capital services portfolio. The 2002 amount also includes impairment charges related to other portions of our capital services portfolio held for sale.

  Research and development

        Research and development funded by us amounted to €5.6 billion in 2003 compared to €5.9 billion in 2002. The 6% decrease in research and development expense was mainly attributable to the appreciation of the euro against the U.S. dollar, partially offset by higher development costs for new or updated Mercedes-Benz passenger car and smart models.

  Other income

        Other income was €0.7 billion in 2003 and €0.8 billion in 2002. Other income includes primarily gains from the sale of property, plant and equipment (2003: €58 million, 2002: €48 million), rental income, other than relating to financial services leasing activities (2003: €110 million, 2002: €197 million), and employee vehicle leasing programs at the Chrysler Group (2003: €71 million, 2002: €81 million).

  Turnaround plan expenses — Chrysler Group

        As a result of the Chrysler Group turnaround plan, which was initiated in 2001, we recorded restructuring charges of €0.5 billion in 2003 and €0.7 billion in 2002. The additional charges in 2003 as well as the charges incurred in 2002 related to costs associated with the idling, closing or disposal of several manufacturing facilities, ongoing workforce reduction measures, and revisions of prior estimates based on current information or actual settlements. The charges appear as a separate line item in the consolidated statement of income (loss). Otherwise, we would have reported €462 million (2002: €680 million) of these costs in cost of sales and €7 million (2002: €14 million) in selling, administrative and other expenses.

  Financial income (loss), net

        After achieving net financial income in 2002 of €2.2 billion, we recorded a net financial loss of €2.8 billion in 2003. Financial income (loss), net, is comprised of "Income (loss) from investments, net," "Interest income (expense), net" and "Other financial income (loss), net."

        Income (loss) from investments, net. In 2003, we recorded a net loss from investments totaling €2.5 billion while we posted net income from investments of €2.6 billion in 2002. The net loss in 2003 was primarily the result of the €2.0 billion impairment on our investment in EADS which we recognized in the third quarter of 2003 when we determined that the decline in the stock price of EADS shares was other-than-temporary. In addition, higher losses from the equity method investment in Mitsubishi Motors Corporation and lower gains from the equity method investment in EADS contributed to the overall loss from investments in 2003. In 2002, we also recognized gains from sales of our interest in T-Systems ITS (€2.5 billion) and Conti Temic microelectronic (€0.1 billion) which significantly affected the 2002 amount.

        Interest expense (net). In 2003 and 2002 we recorded net interest expense of €0.4 billion and €0.3 billion, respectively.

        Other financial income (loss), net. In 2003, other financial income largely offset other financial loss, while we recorded other net financial expense of €0.1 billion in 2002. Other financial income (loss), net, in 2002 included a foreign currency exchange loss of €0.1 billion in 2002 relating to the depreciation of the Argentine peso in relation to the U.S. dollar, and a gain of €0.1 billion from the sale of securities.

  Income taxes

        In 2003, we recorded income tax expense of €1.0 billion compared to income tax expense of €1.1 billion in 2002. We computed income tax expense in 2003 based on pre-tax income of €0.6 billion and in 2002 based on pre-tax income of €5.9 billion. Our effective tax rate was significantly higher compared to 2002, primarily due to the non-tax deductible write-down of €2.0 billion of our equity investment in EADS combined with lower pre-tax income in 2003 and tax-free gains on the sale of our remaining equity interests in T-Systems ITS and Conti Temic microelectronic in 2002. In 2003, non-tax deductible losses from our equity method investments had an additional negative impact on our income tax rate. The income tax expense of €1.0 billion in 2003 reflects a tax benefit and related interest of €0.6 billion in connection with agreements reached with the tax authorities in the U.S. on tax matters attributable to years 1986 to 1998. This tax benefit was partially offset by a tax expense and related interest of €0.3 billion, which mainly represents the accrual of tax costs associated with current year developments in the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998. Please refer to Note 9 to our Consolidated Financial Statements for additional information.

  Net income (loss) from continuing operations

        Net loss from continuing operations was €0.4 billion in 2003 compared to net income from continuing operations of €4.8 billion in 2002. Basic and diluted loss per ordinary share from continuing operations was €0.41 in 2003, compared to basic and diluted earnings per share of €4.76 and €4.74 in 2002.

  Income (loss) from discontinued operations

        On December 31, 2003, we sold MTU Aero Engines. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines and the gain on the sale of that business as discontinued operations. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation requirement. Accordingly, we reclassified net income of €14 million in 2003 and net income of €82 million in 2002. As a result of the sale of MTU Aero Engines, we realized an after-tax profit of €0.9 billion in 2003, which is reflected in the December 31, 2003 consolidated statement of income (loss) as"Income on disposal of discontinued operations." Basic and diluted earnings per share from discontinued operations, including the gain on the disposal of MTU Aero Engines in 2003, were €0.88 in 2003 and €0.08 in 2002.

  Cumulative effects of changes in accounting principles

        Variable Interest Entities: Adoption of FIN 46R — As of December 31, 2003, we adopted the regulations of FIN 46R for the consolidation of special purpose entities, for which we are the primary beneficiary. The cumulative effect of adopting FIN 46R was a charge, net of taxes, of €30 million in 2003 (€0.03 per share).

        Goodwill and Other Intangible Assets: Adoption of SFAS 142 — We adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 was €159 million (€0.16 per share), which represents our proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS.

  Net income (loss)

        Net income was €0.4 billion in 2003 compared to €4.7 billion in 2002. Basic and diluted earnings per ordinary share were €0.44 in 2003, while in 2002 the basic and diluted earnings per ordinary share were €4.68 and €4.67.

        The significant change in net income was primarily attributable to three major effects. The after-tax gain from the sale of MTU Aero Engines (€0.9 billion) and the non-tax deductible impairment charge on EADS (€2.0 billion) in 2003 as well as the after-tax gains on the sales transactions involving T-Systems ITS (€2.5 billion) and Conti Temic microelectronic (€0.1 billion) in 2002. Taken together, these effects accounted for €3.7 billion of the €4.3 billion decline in net income from 2002 to 2003, and for a decline of €3.68 and €3.66 of basic and diluted earnings per share, respectively.

  Consolidated Operating Profit (Loss)

        In 2003, our operating profit was €5.7 billion compared to €6.9 billion in the previous year.

        The results of both years were significantly affected by charges for restructuring activities, impairments recognized on fixed assets, and gains realized on the sale of investments. In 2003, Chrysler Group's operating profit was impacted by additional restructuring charges of €0.5 billion, while the corresponding amount in the prior year was €0.7 billion. The operating profit of the prior year was also affected by restructuring charges of €0.3 billion at the Commercial Vehicles segment and by impairments on fixed assets of €0.5 billion relating to the Commercial Vehicles segment (€0.2 billion) and the Services segment (€0.3 billion). In 2002, the Services segment incurred additional costs of €0.1 billion as a result of the decision of the Argentine government to reform its financial system and monetary policy. The sale of MTU Aero Engines had a positive pre-tax effect of €1.0 billion on the operating profit in 2003. In the prior year, our operating profit included gains totaling €2.7 billion from the sale of our investments in T-Systems ITS (€2.5 billion) and Conti Temic microelectronic (€0.2 billion).

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

        In contrast, the Mercedes Car Group, Commercial Vehicles and Services segments were able to increase their operating profit compared with the prior year. Mercedes Car Group surpassed the high level of earnings it achieved in the prior year, due in particular to an improved model mix with the full availability of the new E-Class and the CLK-coupe, and continuing strong sales of the S-Class and the SL-Class. The significant improvement in earnings achieved by Commercial Vehicles was mostly the result of consistent and successful implementation of efficiency-improvement programs in all businesses. The higher earnings of the Services segment resulted not only from, in the aggregate, lower impairment charges on equipment on operating leases and reduced risk provisions for finance lease receivables, but also from the favorable development of refinancing conditions in its major markets.

        The table on page 53 shows the business segment contributions to Group operating profit. The segment discussions on pages 66 to 72 describe in more detail the specific market factors which affected the operating results of the segments.

  Segment Discussions

  Mercedes Car Group

        Revenues of our Mercedes Car Group segment increased 3% from €50.2 billion in 2002 to €51.4 billion in 2003.

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

        At €16.9 billion, 2003 revenues in Germany were 1% lower than in 2002. Unit sales fell 6% in an overall declining German market. Germany continues to be the most important market for our Mercedes Car Group segment with 2003 unit sales of 390,100. These sales represented 32% of the segment's worldwide unit sales compared to 34% in 2002. In the other Western European countries, Mercedes Car Group revenues rose 5% to €14.7 billion while unit sales were 1% higher, reaching 422,800 units. The disproportionate changes in revenues relative to unit sales in Germany and the rest of Western Europe is predominantly the result of a shift in the model mix towards higher priced vehicles.

        In the United States, revenues decreased by €0.3 billion or 3% to €11.0 billion, while unit sales increased 2% to 218,400. The decrease in revenues was mainly due to the appreciation of the euro against the U.S. dollar which resulted in lower revenue numbers after we translated U.S. dollar revenues into euros. At €2.4 billion, revenues in Japan reached the level of the previous year while unit sales decreased 3% to 45,800. In Asia (excluding Japan), revenues increased 20% to €2.7 billion while unit sales of 50,200 represented a 7% increase over the 2002 unit sales of 47,000. The disproportionately more positive development of revenues in both geographic markets was primarily the result of a favorable shift in the model mix towards higher priced vehicles.

        In 2003, our Mercedes Car Group segment recorded an operating profit of €3.1 billion, 3.5% more than in the previous year. As higher priced Mercedes-Benz vehicles made up a larger percentage of units sold, the resulting increase in revenues more than compensated for the negative effects of lower overall unit sales of Mercedes-Benz vehicles and higher pre-production costs. The successful introduction in 2003 of the E-Class station wagon and the CLK convertible, coupled with continued strong sales performance of the E-Class sedan, the CLK coupe and the S-Class family were primarily responsible for this result. In addition to the new models introduced in 2003, the higher pre-production costs related mainly to several new or updated future Mercedes-Benz passenger cars, including the successor model of the SLK, the successors of our A-Class, M-Class and S-Class, the facelifted version of the C-Class, the new E-Class coupe CLS and the new cross-over model GST. The operating loss from the smart was about the same as in 2002. The loss in 2003 was in part attributable to higher pre-production costs for smart vehicles, primarily the smart forfour, which were only partially offset by the positive earnings effects arising from the successful introduction of the smart roadster models.

        The 2003 operating profit of the Mercedes Car Group segment also includes an impairment charge of €0.1 billion related to the recoverability of carrying values of property, plant and equipment of our production facility in Brazil and a pre-tax gain of €0.1 billion resulting from the sale of our 50% interest in the joint venture CTS Fahrzeug-Dachsysteme GmbH. The impairment charge was the result of the planned discontinuation of the assembly of C-Class and A-Class vehicles.

  Chrysler Group

        The Chrysler Group reported revenues of €49.3 billion compared with revenues of €60.2 billion for 2002. This decrease in revenues is primarily the result of the appreciation of the euro against the U.S. dollar, higher sales incentives and lower worldwide factory unit sales. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 2% lower than in 2002.

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

        In 2003, the Chrysler Group had an operating loss of €0.5 billion compared with an operating profit of €0.6 billion in 2002. The 2003 operating results included restructuring charges of €0.5 billion while the 2002 operating results reflected restructuring charges of €0.7 billion, each relating to actions taken under the turnaround plan described below. The 2003 decline in profitability was primarily the result of lower vehicle shipments and higher sales incentives reflecting the continued intense competitive pressures in the North American market. Higher sales incentives were only partially offset by increased vehicle pricing. Increased sales incentives resulted not only in reduced profit margins from vehicle shipments, but also contributed to increased marketing expense provisions for dealer inventories and declining residual values relating to fleet sales with guaranteed minimum resale values. The 2003 decline in profitability was partially offset by net cost improvements from material price reductions and productivity.

        In 2003, Chrysler Group and Services agreed to adjust rates charged on consumer financing programs and lease residual value risk sharing arrangements due to increasingly competitive financing options. These adjustments reduced the operating loss by €0.2 billion at the Chrysler Group.

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

        As a result of the turnaround plan, the Chrysler Group recorded restructuring charges of €0.5 billion in 2003 and €0.7 billion in 2002. The restructuring charges recognized in 2003 and 2002 were primarily for costs associated with the idling, closing or disposal of manufacturing facilities and workforce reduction measures. The Chrysler Group expects cash payments of €0.2 billion in 2004 for previously recorded charges. The Chrysler Group may recognize charges in 2004 relating to the divestiture or closure of selected operations.

        For a further discussion of the Chrysler Group's turnaround plan, see "Notes to Consolidated Financial Statements—Turnaround Plan for the Chrysler Group" in "Item 18. Financial Statements."

        In September 2003, DaimlerChrysler Corporation and the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) agreed on terms for a four-year collective bargaining agreement that covers more than 58,000 hourly and salaried workers in the United States which provides that each eligible employee will receive increased compensation over the term of the agreement. The agreement also provides for increases in pension benefit rates, and changes in certain health care, supplemental unemployment and other benefits. The agreement allows DaimlerChrysler Corporation to close or sell several specified facilities as an exception to a general limitation on its ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit. It also provides flexibility in establishing job assignments and work rules in order to increase productivity in plants. For a further discussion of DaimlerChrysler Corporation's agreement with the UAW, see "Employees and Labor Relations" in "Item 6. Directors, Senior Management and Employees."

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

  Commercial Vehicles

        Despite weak market conditions in our core markets Western Europe and North America in 2003, our Commercial Vehicles segment was able to achieve total revenues of €26.8 billion, about the same as in the previous year. Unit sales were 501,000 compared to 485,400 in 2002, a 3% increase. This growth reflects a 9% rise in truck unit sales from 214,000 units to 232,400 units, and a 12% increase in bus unit sales from 25,300 units to 28,300 units, partially offset by a 2% decline in van unit sales from 236,600 units to 230,900 units.

        In Germany, revenues increased 3% from €6.4 billion in 2002 to €6.5 billion in 2003. Unit sales decreased 2% to 101,700 vehicles. Truck unit sales grew 2% and bus unit sales were 17% higher while van unit sales in Germany decreased by 4%. In the rest of Western Europe (excluding Germany), revenues increased by 1% to €6.6 billion in 2003 while overall unit sales in Western Europe (excluding Germany) declined 9% to 147,800 units.

        In the NAFTA region, revenues of the Commercial Vehicles segment decreased 8% to €8.9 billion in 2003, due to the appreciation of the euro against the U.S. dollar, while unit sales climbed 14% to 134,200 units. Our Commercial Vehicles segment derives a substantial portion of its revenues in currencies other than the euro which exposes it to currency translation risk. The appreciation of the euro against the U.S. dollar led to lower revenues after translating U.S. dollar denominated revenues into euros. Measured in U.S. dollars, revenues increased due to overall higher unit sales.

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

        Despite continuing difficult economic conditions in our main South American markets Argentina and Brazil, we were able to increase sales in South America by 9% to 39,000 units in 2003 from 35,800 units in 2002. Due in large part to currency translation effects, our revenues from sales in this region decreased 2% to €1.0 billion in 2003.

        In 2003, our Commercial Vehicles segment reported an operating profit of €0.8 billion compared to an operating loss of €0.4 billion in 2002. The 2002 result included impairment and restructuring charges totaling €0.5 billion as follows: As a result of our long-term product and production strategy, we wrote off manufacturing and tooling equipment which led to an impairment charge of €0.2 billion. Due to continued weak demand for commercial vehicles worldwide, we reduced our workforce resulting in charges totaling €0.2 billion. We recognized restructuring charges of €0.1 billion in connection with the discontinuation of the wire harness production at one of our German plants.

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

        All businesses of this segment contributed positive results to operating profit. Contrary to this positive development, the appreciation of the euro against the U.S. dollar burdened our operating profit in euro since improved U.S. dollar denominated operating results translated into lower operating results measured in euro.

  Services

        Revenues of our Services segment declined from €15.7 billion in 2002 to €14.0 billion in 2003. This decline was predominantly the result of currency translation effects, primarily the appreciation of the euro against the U.S. dollar. The continued migration of customer preference from operating leases to sales finance transactions also contributed to this decline.

        Activities of our Services segment in the NAFTA region contributed €7.9 billion or 56% of total revenues in 2003, a 21% decrease compared to 2002. This decrease in the contribution rate was primarily due to the adverse currency translation effects caused by the appreciation of the euro against the U.S. dollar, but also reflected the current preference of U.S. customers for sales financing transactions over operating leases.

        Revenues generated in Germany were €3.8 billion or 27% of total revenues in 2003 compared to €3.5 billion or 22% of total revenues in 2002. Revenues derived from service activities in the European Union (excluding Germany) amounted to €1.7 billion or 12% of total revenues in 2003 compared to €1.6 billion or 10% in 2002.

        In 2003, our Services segment processed new leasing and finance contracts with a total value of €47.5 billion compared to €51.8 billion in 2002. Substantially all of this 8% decline in value is the result of negative currency translation effects. At December 31, 2003, our Services segment managed a portfolio of leasing and finance contracts of €98.2 billion, 10% less than the portfolio of €109.3 billion managed at December 31, 2002. Excluding foreign currency translation effects, the portfolio volume in 2003 was 2% above last year's level.

        Operating profit of our Services segment decreased to €1.2 billion in 2003 from €3.1 billion in 2002. The substantial decrease in operating profit was attributable to a significant €2.5 billion gain in 2002 from the sale of our 49.9% equity interest in T-Systems ITS to Deutsche Telekom, which was only partially offset by impairment charges of €0.3 billion that arose from the sale of a significant portion of our capital services portfolio and anticipated losses on expected sales of other portions of our capital services portfolio. The €0.3 billion impairment charge includes actual and expected losses on the recoverability of lease receivables and assets under operating leases. The 2002 result also included a €0.1 billion charge to recognize the further impairment of our ability to recover the carrying value of assets affected by the depreciation of the Argentine peso following the decision of the Argentine government to reform its financial system and monetary policy. Excluding these factors, a year-to-year comparison of this segment's operating profit shows a significant improvement. In 2003, favorable refinancing conditions resulting from continued low interest rates in our main markets had a positive influence on operating profit. In addition, we further optimized our risk management system in the automotive leasing and sales financing business. This resulted in aggregate lower impairment charges related to equipment on operating leases and risk provisions on finance lease receivables in 2003 compared to 2002. These positive effects were partially absorbed by a €0.2 billion loss arising from our participation in the development of an electronic toll collection system for commercial vehicles above 12t GVW using German highways. In addition, Services and the Chrysler Group agreed to adjusted rates charged on subsidized financing programs due to increasingly competitive financing options as well as an adjustment of risk sharing related to existing lease residual provisions which reduced operating profit by €0.2 billion at the Services segment in 2003.

  Other Activities

        On December 31, 2003, as part of our ongoing strategy to focus on our core automotive business, we sold MTU Aero Engines GmbH and its subsidiaries which resulted in a pre-tax gain of €1.0 billion. As required by U.S. GAAP, we are reporting the operating results of MTU Aero Engines and the gain on the sale of this business as discontinued operations. We have adjusted our consolidated statements of income (loss) for 2003 and 2002 to reflect this presentation.

        Revenues reported in our Other Activities segment originated primarily from our Off-Highway business, from the MTU Aero Engines business which is presented separately as "discontinued operations," and other revenues that mostly relate to our real estate business. Revenues from our ongoing businesses were €2.2 billion in 2003 compared to €2.1 billion in 2002. Revenues generated by MTU Aero Engines amounted to €1.9 billion in 2003 and €2.2 billion in 2002.

        The operating results of this segment include our share in the operating results of our equity method investees EADS and Mitsubishi Motors Corporation. In addition, the segment includes our real estate and corporate research activities, our holding and finance companies and, through December 31, 2003, the operating result of MTU Aero Engines.

        In 2003, our Other Activities segment recorded an operating profit of €1.3 billion compared to €0.9 billion in 2002. The 2003 result includes a pre-tax gain of €1.0 billion from the sale of MTU Aero Engines, and in 2002 a pre-tax gain of €0.2 billion resulting from the disposal of our 40% interest in Conti Temic microelectronic. The sale of MTU Aero Engines also triggered a compensation payment of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, which we paid in January 2004. This compensation payment released us from financial obligations, which we had undertaken in order to facilitate a pre-existing strategic alliance between MTU Aero Engines and Pratt & Whitney. The expense of this obligation was netted against the 2003 gain on the disposal of MTU Aero Engines.

        Excluding gains from the sale of businesses in both 2003 and 2002, our Other Activities segment achieved a significantly lower operating profit in 2003 compared to 2002. This was due in part to our share in the operating loss of Mitsubishi Motors that was primarily attributable to lower revenues of the Mitsubishi Motors Group in North America and increased provisions for credit risks and residual-value risks in its U.S. financial services business. In addition, EADS' operating profit contribution did not reach the level of the prior year. The general weakness of the airline business, increased development costs for the Airbus A380 program and a goodwill impairment charge at EADS relating to its space division were the primary reasons for EADS' lower 2003 operating result. The €2.0 billion impairment charge we recorded in the third quarter of 2003 after concluding that the decline in EADS' stock price was other-than-temporary, did not affect our operating profit. To a lesser degree, lower operating profit of MTU Aero Engines compared to the prior year also contributed to the decrease of operating profit of the Other Activities segment. The decline in MTU Aero Engines' operating profit was mainly due to the weakness in the airline industry, the depreciation of the U.S. dollar, higher development costs and restructuring expenses. The operating profit of the Off-Highway business was comparable to the 2002 level.

LIQUIDITY AND CAPITAL RESOURCES

        In 2004, as in 2003 and 2002, our sources of cash came from operations, external borrowings, and sales of finance receivables in securitization transactions. We used these funds primarily to finance our working capital and capital expenditure requirements and the cash needs of our lease and sales financing business. We typically finance our lease and sales financing activities with a high proportion of debt and through the sale of finance receivables from our financial services business (securitization transactions).

        We believe the funds available from these and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs as appropriate to address short-term changes in business conditions. Our capital needs depend primarily on the size and the timing of our capital expenditures and investments as set forth in our business plans. Subject to developments which we cannot predict or control, we currently intend to increase our capital expenditures in property, plant and equipment slightly in 2005 compared to 2004.

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term securities such as money market investments and variable-rate or fixed-rate securities. Some of these instruments subject us to market risks that we typically hedge with interest rate swaps, forward rate agreements, caps, floors, futures and options.

        The following table shows our liquid financial assets as of the end of each of the last three years:

	December 31,
	2004	2003	2002
	(€ in billions)
Cash and cash equivalents	7.8	11.0	9.1
Securities	3.9	3.3	3.3

Liquidity	11.7	14.3	12.4

        Cash and cash equivalents include assets with an original maturity of three months or less (2004: €7.4 billion; 2003: €10.8 billion; 2002: €9.1 billion), and assets originally maturing after three months (2004: €0.4 billion; 2003: €0.2 billion; 2002: €0.0).

        We hold our cash and cash equivalents primarily in U.S. dollars and euros. As of December 31, 2004, U.S. dollar denominated liquid assets represented 44% and euro denominated liquid assets represented 47% of total liquid financial assets. Liquid financial assets as a whole were 6.4% of total assets compared to 8.0% at the end of 2003. Please also refer to Note 21 to the Consolidated Financial Statements for additional information.

        As a result of our global funding and investment policies, we are exposed to risks associated with fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our businesses, operations and reported financial results and cash flows. We hedge these risks with derivative financial instruments, primarily interest rate swaps and cross-currency interest rate swaps. For information about our market risk exposure, including risks associated with currency exchange rates and interest rates, and our related hedging activities, please refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Analysis of Cash Flow Statement

	Year ended December 31,
	2004	2003	2002
	(€ in billions)
Net cash provided by operating activities	11.1	13.8	15.9
Net cash provided by (used for) investing activities	(16.7)	(13.6)	(10.8)
Net cash provided by (used for) financing activities	2.5	2.5	(5.5)

        In 2004, we modified the presentation of our consolidated statements of cash flows with regard to certain receivables from financial services, which we now classify as net cash provided by operating activities rather than as net cash used for investing activities. We have reclassified certain prior year amounts to conform to the 2004 presentation. We provide further information, including the effects of the reclassification on comparative periods, in Note 2 to the Consolidated Financial Statements. For a detailed presentation of our cash flow statements, please refer to the Consolidated Statements of Cash Flows.

  2004 compared to 2003

        Cash provided by operating activities of €11.1 billion was €2.7 billion below the prior year's level. The following factors contributed to this decline:

  •
  exchange rate effects from the appreciation of the euro against the U.S. dollar, causing the cash inflows from our U.S. companies when translated into euros to decrease compared with the prior year;

  •
  increased working capital, in particular higher inventories primarily related to the market launch of new products and higher production levels, as well as difficult market conditions, partially offset by increased trade liabilities;

  •
  negative effects from higher income taxes paid in 2004 (€1.4 billion) compared to 2003 (€0.9 billion); and

  •
  higher (net) contributions made by us to our pension and health-care funds of €1.6 billion (2003: €1.4 billion).

        Our future ability to maintain or increase the amount of cash we generate from our operations depends heavily on future demand for our products in markets worldwide and on our ability to achieve revenue enhancements, efficiency and cost reduction goals.

        Cash used for investing activities increased by €3.1 billion to €16.7 billion mostly due to the growth of our Financial Services' portfolio which resulted in higher investments in new equipment on operating leases. In addition, proceeds from the sale of equipment on operating leases were below the prior year's level. The net change in receivables from financial services was on a similarly high level as in the prior year.

        The following factors partially mitigated the increase in cash used for investing activities:

  •
  reduced expenditures for property, plant and equipment, almost solely due to exchange rate effects, as well as higher inflows from the sale of property, plant and equipment, including the sale of production plants by the Chrysler Group in connection with its turnaround plan;

  •
  €0.8 billion less cash used for investing activities related to the acquisition of shares of MFTBC. In 2004, the €0.4 billion cash we used to acquire control of MFTBC was offset by €0.4 billion of cash held by MFTBC at the time of acquisition and thus had no net effect on our investment cash flows. In 2003, we used €0.8 billion for the acquisition of our initial interest in MFTBC.

        Inflows from the sale of businesses included in cash used for investing activities contributed €1.2 billion in each of 2004 and 2003. In 2004, these inflows were mainly related to the disposal of our shares in Hyundai Motors Company (€0.7 billion). In the prior year, the corresponding inflows were primarily a result of the sale of MTU Aero Engines (€0.9 billion).

        Cash provided by financing activities in 2004 was affected by a net increase in financial liabilities of €4.1 billion, partially offset by the dividend distribution of €1.5 billion. Overall, there was a net cash inflow of €2.5 billion (2003: €2.5 billion). The net increase in financial liabilities includes proceeds of €1.3 billion (2003: €0.6 billion) from the early termination of cross currency hedges.

        At December 31, 2004, our cash and cash equivalents with an original maturity of three months or less was €7.4 billion compared to €10.8 billion at December 31, 2003. Our cash and cash equivalents decreased €3.1 billion as a result of our investing activities, partially offset by our operating and financing activities. Currency translation effects also lowered the euro value of our cash and cash equivalents by €0.3 billion, leading to a total decrease in cash and cash equivalents of €3.4 billion. Total liquidity was reduced by only €2.6 billion, as the decrease in cash and cash equivalents was partially offset by an increase in securities. At December 31, 2004, total liquidity was €11.7 billion, down from €14.3 billion at December 31, 2003.

        At December 31, 2004, our financial liabilities were €76.6 billion of which €34.1 billion are due within one year. This compares to financial liabilities of €75.7 billion at the end of 2003, of which €28.3 billion were due within one year. The 2004 increase in financial liabilities resulted primarily from the funding requirements of our financial services business, partly offset by currency translation effects, primarily the depreciation of the U.S. dollar against the euro. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

  2003 compared to 2002

        Cash provided by operating activities of €13.8 billion was €2.1 billion below the prior year's level. The following factors contributed to this decline:

  •
  currency translation effects due to the appreciation of the euro against the U.S. dollar, which resulted in lower cash contributions in euro from our subsidiaries in the United States;

  •
  net income taxes paid (€0.9 billion), in contrast to net tax refunds (€1.2 billion) in the prior year;

  •
  a shift from operating lease agreements to sales financing agreements in our financial services business (this shift results in decreased cash flow from operating activities because unlike operating leases in which the entire lease payment is recognized in cash flow from operating activities, only the interest portion of the payment under sales financing agreements is recognized in that line item, with the balance recognized in cash flow from investing activities); and

  •
  higher inventory-related receivables from financial services, which reduced net cash provided by operating activities by €2.7 billion (2003: €2.1 billion). The increase was primarily the result of increased cash used for floorplan financing to our dealers.

        Positive effects from working capital, especially from higher trade liabilities that we incurred as a result of higher production levels at year end, partially offset the negative effects described above.

        Our (net) contributions to the pension benefit and post-retirement benefit plans of €1.4 billion were approximately the same as in the prior year.

        Our future ability to maintain or increase the amount of cash we generate from our operations depends heavily on future demand for our products in markets worldwide and on our ability to achieve revenue enhancements, efficiency and cost reduction goals.

        Cash used for investing activities increased by €2.8 billion to €13.6 billion. The following factors contributed to this increase:

  •
  the prior year included the cash inflows resulting from the sale of our investment in T-Systems ITS, whereas in 2003, cash used for investments in businesses and cash proceeds from the sale of businesses were nearly identical. The major transactions in 2003 were the acquisition of a 43% equity interest in Mitsubishi Fuso Truck and Bus Corporation (€0.8 billion) and the sale of the MTU Aero Engines Group (€0.9 billion). Total net cash generated from dispositions and acquisitions of businesses amounted to €0.2 billion in 2003 and €5.1 billion in 2002.

  •
  capital expenditures for property, plant and equipment decreased from €7.1 billion to €6.6 billion (adjusted for currency translation effects, capital expenditures approximated the same level as in 2002).

  •
  cash used for investing activities related to equipment on operating leases and to receivables from financial services decreased by €2.5 to €-7.0 billion. This development was primarily the result from lower additions to retail receivables, partly offset by lower proceeds from the sale of equipment on operating leases.

        Cash provided by financing activities in 2003 was affected by the (net) increase in financial liabilities, including proceeds from terminated cross currency hedges of €0.6 billion, and the distribution of dividends of €1.5 billion. Overall, we generated cash of €2.5 billion (2002: cash used of €5.5 billion). The change compared with the prior year is mainly due to an increase in the amount of cash used for investing activities with a corresponding increased funding requirement. The net increase in cash and cash equivalents with an original maturity of three months or less, after taking into account currency translation effects, was €1.7 billion. Total liquidity, which also includes long-term investments and securities, increased from €12.4 billion in 2002 to €14.3 billion in 2003.

        At December 31, 2003, our financial liabilities were €75.7 billion of which €28.3 billion are due within one year. This compares to financial liabilities of €79.3 billion at the end of 2002, of which €30.5 billion were due within one year. The 2003 decrease in financial liabilities resulted primarily from currency translation effects, primarily as a result of the depreciation of the U.S. dollar against the euro. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

Principal Sources of Funding

  Funding Policies

        Our policy is to maintain a high degree of flexibility in our funding activities by using a broad variety of financial instruments. Depending on our cash needs and market conditions, we issue bonds, notes and commercial paper or execute securitization transactions in various currencies.

        In addition, we use credit facilities in our day-to-day financial management.

        In accordance with the guidelines established by the Bank for International Settlements, we separate our corporate treasury function organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling.

  Financial Liabilities

        We use a variety of short- and long-term financial instruments, principally notes/bonds, commercial paper and borrowings from financial institutions. Since we established a fully licensed bank in Germany, the

DaimlerChrysler Bank, we also use the deposits from our direct banking business to fund our business. The following table presents the carrying values of those instruments as of December 31, 2004 and 2003:

	December 31,
	2004	2003
	(€ in billions)
Notes and bonds	45.0	47.8
Commercial paper	6.8	7.0
Borrowings from financial institutions	17.1	14.1
Deposits form direct banking business	3.1	3.1

        As of the end of 2004, the breakdown by currency of our financial liabilities was as follows: 57% in U.S. dollars, 24% in euros, 6% in Canadian dollars and 3% in British pounds. In most cases, our subsidiaries borrow money in their functional currency. In 2004, our aggregate borrowing rate for outstanding indebtedness was 4.65%, and approximately 65% of our financial liabilities were at fixed rates. Our total financial liabilities represented 42% of total stockholders' equity and liabilities in each of 2004 and 2003. Please refer to Note 26 to our Consolidated Financial Statements for information on the amounts, maturities and interest rates of our financial liabilities.

        On a stand-alone basis, our financial services entities had financial liabilities of €67.9 billion in 2004 and €63.9 billion in 2003. Both amounts include intercompany financial liabilities with members of our Group. We eliminate these intercompany amounts upon consolidation into our Group financial statements. The liabilities incurred by our financial services entities closely correspond to the assets they finance, for example, equipment on operating leases and receivables from financial services. These assets totaled €80.4 billion in 2004 and €74.1 billion in 2003. Sales of financial receivables are a significant source of funding for us, principally in the United States. In 2004, net proceeds from the sales of financial receivables were €12.3 billion, compared to €10.9 billion in 2003 and €11.6 billion in 2002. For further information about the nature of the transactions underlying the sales of receivables and the effects on our Consolidated Financial Statements refer to the discussion under the heading "Off-Balance Sheet Arrangements" and to Note 34 in our Consolidated Financial Statements.

        In the United States, DaimlerChrysler North America Holding Corporation has a $30.2 billion debt securities shelf registration on file with the U.S. Securities and Exchange Commission, of which $12.3 billion remained unused as of February 14, 2005.

        In Canada, DaimlerChrysler Canada Finance Inc. has a CAD 5.0 billion medium term note shelf registration on file with the Canadian securities authorities, of which CAD 4.1 billion remained unused as of February 14, 2005.

        In the Euro-Market we have a $25 billion Euro-Medium Term Note Program, permitting DaimlerChrysler AG and several of its subsidiaries to issue notes and bonds. Of this program, $4.1 billion remained unused as of February 14, 2005.

        In 2004, the weighted average interest rate payable under our notes and bonds and deposits from the direct banking were 5.22% and 2.35%, respectively.

  Credit Lines

        At December 31, 2004 and 2003, we had short- and long-term credit lines available of €35.2 billion and €35.3 billion, respectively, of which €18.3 billion and €21.1 billion were unused as of such dates. In 2004, the weighted average interest rate payable under our lines of credit was 4.5%. Our credit lines include an $18 billion revolving credit facility with a syndicate of international banks. This facility includes three elements:

  •
  a multi-currency revolving credit facility which allows us (DaimlerChrysler AG) to borrow up to $5 billion until December 2009,

  •
  a U.S. dollar revolving credit facility which allows our wholly-owned subsidiary DaimlerChrysler North America Holding Corporation to borrow up to $6 billion until May 2005, and

  •
  a multi-currency revolving credit facility for working capital purposes which allows us (DaimlerChrysler AG) and several of our subsidiaries to borrow up to $7 billion until May 2008.

A portion of the $18 billion facility serves as a back-up for commercial paper drawings.

        Included in the borrowings from financial institutions were loans of approximately €0.9 billion from the European Investment Bank (EIB), which contain a rating trigger. If any two or more of the three rating agencies Standard & Poor's Rating Services, Fitch Ratings and Moody's Investor Service assign a BBB/Baa2 rating to our senior unsecured long-term debt, or any one of these three rating agencies assigns a rating lower than BBB/Baa2 to our senior unsecured long-term debt, then EIB has the right to demand collateralization after consulting with us. For information about our current short-term and long-term debt ratings, see the discussion below under the heading "Credit Ratings."

  Commercial Paper Programs

        We also rely on several commercial paper programs. In addition to commercial paper programs denominated in U.S. dollars, Canadian dollars, Mexican pesos and Australian dollars, we have a multi-currency commercial paper program in the Euro-Market and an asset-backed commercial paper program in the United States.

        The multi-currency commercial paper program and the asset-backed commercial paper program are for maximum amounts of €10 billion and $5.2 billion, respectively, and, as of February 14, 2005, the unused portions under these programs were €7.5 billion and $3.6 billion, respectively.

        In 2004, the weighted average interest rate payable under our commercial paper programs was 2.7%.

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

        S&P Ratings. On August 11, 2004, Standard & Poor's Ratings Services (S&P) revised its outlook on DaimlerChrysler AG to stable from negative. At the same time, the long-term rating of BBB and the short-term rating of A-2 were affirmed.

        Moody's Ratings. On June 14, 2004, Moody's Investors Service (Moody's) changed the outlook on the long-term rating to stable from negative and affirmed the A3 long-term and P-2 short-term ratings of DaimlerChrysler AG.

        Fitch Ratings. On June 24, 2004, Fitch Ratings (Fitch) changed the outlook on DaimlerChrysler AG's BBB+ long-term rating to positive from stable. The short-term rating was affirmed at "F2".

        Dominion Ratings. During 2003, Dominion Bond Rating Service (Dominion) assigned short-term and long-term ratings for us. The long-term rating is A (low), the short-term rating is R-1(low). Dominion did not alter its long-term and short-term ratings in 2004.

        Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

  Convertible bonds and notes with attached warrants

        We may issue ordinary shares of our company or bonds convertible into our ordinary shares as another potential source of funding. Our board of management may issue up to €500 million, in nominal amount, of new ordinary shares for cash until April 8, 2008, if our supervisory board approves the issue.

        The board of management may also issue up to €15 billion, in nominal amount, of convertible bonds and notes with attached warrants, with a term of up to 20 years, until April 18, 2005. The convertible bonds and notes with attached warrants may grant to the holders or creditors up to €300 million, in nominal amount of capital stock, in option or conversion rights for new shares in our company. We plan to seek stockholder approval at our 2005 Annual Meeting to extend management's authority to issue similar convertible bonds and notes through 2010 and to renew the conditional capital of up to €300 million.

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2004:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
	(€ in millions)
Long-Term Debt	51,514	12,913	20,959	8,082	9,560
Capital Lease Obligations	520	96	127	66	231
Operating Leases	2,990	583	768	540	1,099
Purchase and Investment Obligations	18,621	17,759	845	15	2
Other Long-Term Obligations	5,091	3,080	1,508	155	348

Total Contractual Obligations	78,736	34,431	24,207	8,858	11,240

        Contractual obligations are obligations to make payments or transfer assets under existing contracts. "Long-Term Debt" represents future principal payments that we need to make to settle our financial liabilities with original maturities of more than one year. "Capital Lease Obligations" encompass the total minimum future lease payments for capital leases. "Operating Leases" represent the total minimum future lease payments for operating leases. "Purchase and Investment Obligations" are obligations arising from future purchases for, among other things, production materials or for future investments in property, plant and equipment. This line also includes our trade liabilities. The line "Other Long-Term Obligations" contains all our other contractual cash obligations that are not included in one of the other categories and do not include accrued liabilities. The contractual cash obligations do not reflect our pension benefit and other post-retirement benefit obligations. For the estimated future pension benefit payments and the estimated future other post-retirement benefit payments, please refer to Note 25a to our Consolidated Financial Statements.

Benefit Plan Obligations and Costs

        The obligations and expenses recognized in our Consolidated Financial Statements for our employee benefit plans are not necessarily indicative of our projected obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and costs. Under U.S. GAAP we subsequently recognize the accumulated differences in our Consolidated Financial Statements through amortization over future periods when certain conditions are met. Please refer to the discussion above under the heading "Critical Accounting Policies — Pension and Other Post-retirement Benefits" and to Note 25a to our Consolidated Financial Statements for further information regarding pension benefit and other post-retirement benefit obligations, the significant assumptions used, and the sensitivity of those assumptions to our Consolidated Financial Statements.

  Pension benefit obligations

  Current funding and asset allocation

        Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, real estate and other investments.

        The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2004, our pension plans had an underfunded status of €6.6 billion compared to an underfunded status of €5.8 billion at December 31, 2003. The increase of the underfunded status of our pension benefit plans in 2004 is mainly attributable to the reduction of the discount rates assumed for all significant plans in 2004 and the consolidation of the pension obligations of MFTBC. These effects were partly offset by the increase of the plan assets due to the total contribution of €1.6 billion in 2004, the favorable performance of the equity markets in 2004, as well as the appreciation of the euro against selected world currencies, primarily the U.S. dollar. In 2003, we contributed €2.1 billion to our pension benefit plans, €1.4 billion in cash and €0.7 billion from the transfer of post-retirement plan assets to the pension plan trusts. We realized higher returns on plan assets compared to assumptions used for expected returns on our plan assets in 2004. Actual rates of return for German and non-German plans were positive at 8.2% (2003: 14.6%) and 13.7% (2003: 23.0%), respectively.

        Specific U.S. GAAP accounting rules that are applicable due to the underfunded status of our accumulated pension benefit obligations required us to recognize an additional minimum pension liability. The initial recognition and subsequent changes in the additional minimum pension liability do not effect our consolidated statements of income. The increase in the underfunded status of our accumulated pension benefit obligations resulted in a €1.2 billion pre-tax (€0.7 billion after-tax) increase of our minimum pension liability in 2004, which is recognized in other comprehensive loss and led to a corresponding reduction of stockholders' equity. Primarily due to the consolidation of MFTBC, our total accrued pension liability increased from €5.0 billion at December 31, 2003 to €5.6 billion at December 31, 2004. The sum of our plan assets of €27.8 billion and our pension accruals of €5.6 billion is €33.4 billion, while our total pension benefit obligations amount to €34.4 billion as of December 31, 2004.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. If actual returns on plan assets are substantially below expected return assumptions over an extended period of time, however, this could adversely affect our liquidity by requiring additional pension funding.

  Future pension expense

        Our 2004 total pension benefit expense was €0.9 billion. We estimate that our total pension benefit expense in 2005 will increase by €0.1 billion. This is a result of higher amortization of unrecognized actuarial losses in 2005, mainly caused by the lower discount rates used in 2004.

  Other post-retirement benefit obligations

  Current funding and asset allocation

        Plan assets invested to provide current and future plan benefits partially offset accumulated other post-retirement benefit obligations. Plan assets mainly consist of investments in equity securities and fixed income securities.

        The funded status of our other post-retirement benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2004, our other post-retirement benefit obligations had an underfunded status of €12.8 billion compared to an underfunded status of €13.4 billion at

December 31, 2003. After deducting the accrued liabilities recognized on our consolidated balance sheets for our other post-retirement benefit obligations at December 31, 2004 and 2003, of €8.0 billion and €8.2 billion, respectively, we had underfunded other post-retirement benefit obligations of €4.8 billion and €5.2 billion at December 31, 2004 and 2003, respectively, which were not recognized. The improvement of this underfunded position is mainly attributable to the impact of the U.S. Medicare Act, resulting in an overall reduction of the other post-retirement benefit obligations of 1.0 billion as of January 1, 2004, as well as the appreciation of the euro against selected world currencies, primarily the U.S. dollar and the strong performance of the equity markets in 2004, which resulted in a positive actual rate of return on plan assets of 11.1% (2003: 22.0%). These effects offset the unfavorable impact on our funded status caused by the decrease in the discount rates assumed.

  Further funding requirements

        We are not required by law or labor agreements to make contributions to our other post-retirement benefit plans.

  Future post-retirement benefit expense

        Our 2004 total "other post-retirement" benefit expense was €1.2 billion. We estimate that our total other post-retirement benefit expenses will increase by €0.1 billion in 2005. This is the result of higher amortization of unrecognized net losses in 2005 mainly caused by lower discount rates used in 2004.

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

  •
  arrangements with associated and non-consolidated affiliated companies and joint ventures, particularly Toll Collect;

  •
  arrangements to support our sales efforts;

  •
  arrangements resulting from divestitures of Group companies, and guarantees provided by these companies that could not be transferred to their respective acquirers; and

  •
  various other arrangements.

  Guarantees to Support Suppliers and Service Providers

        We sometimes guarantee specific obligations of suppliers and other parties that provide products or services or that lease property plant and equipment to us. Some suppliers and service providers have financed certain property plant and equipment that they use to provide vehicle components and services to us through loans or leases. We have guaranteed to third parties some of the obligations under those leases and loans in the event the supplier is not able to meet its requirements under those arrangements. We have determined that our maximum exposure to loss (i.e., our maximum obligation) as a result of these guarantees was approximately €0.4 billion as of December 31, 2004 and 2003, respectively. Purchases from and corresponding cash payments made to these suppliers and service providers in 2004 and 2003 were not material on a Group or segment basis.

  Guarantees for Obligations of Associated Companies

        We have guaranteed the indebtedness of non-consolidated affiliated companies, joint venture companies, and certain non-incorporated companies, partnerships and project groups. We have also guaranteed the quality and timing of performance of those companies to third parties.

        With the exception of the guarantees provided with respect to our investment in Toll Collect, our maximum total obligations under these guarantees at December 31, 2004 and 2003, as well as the payments under these guarantees in 2004 and 2003, were not material. We have described our involvement with Toll Collect and the issued guarantees in this respect in detail below.

  Toll Collect

        Background. In 2002, our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. DaimlerChrysler Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect"). We account for our 45% ownership interest in Toll Collect using the equity method of accounting.

        In the operating agreement, each of the consortium members (including DaimlerChrysler Services AG) has provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany. These guarantees are described in more detail below. Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Services and Deutsche Telekom are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

        Recent developments. The original deadline for completion of the system was August 31, 2003, but technical difficulties have delayed completion. On January 27, 2004, the Toll Collect consortium presented a proposal to the Federal Republic of Germany, calling for a two-step completion of the toll collection system. Following discussions among the consortium members and the German government in an effort to reach an agreement regarding the completion and future risk allocation in connection with the project, on February 17, 2004, the consortium members received a letter from the Federal Ministry of Transport calling the proposal from the consortium members unacceptable.

        On February 19, 2004, the Federal Office for Road Haulage (Bundesamt für Güterverkehr) as the relevant authority sent an advance notice of termination to the Toll Collect consortium to the members of the Toll Collect GbR. In subsequent negotiations with the Ministry of Transport, which concluded on April 23, 2004, the consortium members reached an agreement with the Federal Republic of Germany to continue the toll collection project on the following basic terms:

  •
  The toll collection system will commence operations no later than January 1, 2005, with on-board-units (OBUs) which allow for slightly less than full technical performance in accordance with applicable technical specifications (start of phase 1). Subject to an extension of phase 1 up to one year under certain circumstances, the toll collection system will be installed and operated with full effectiveness as specified in the operating agreement no later than January 1, 2006 (start of phase 2).

  •
  During phase 1, Toll Collect GmbH or the consortium will be liable for any shortfall of net toll proceeds (i.e., excess of tolls over the fees payable to Toll Collect GmbH) of the Federal Republic of Germany.

    However, such liability will be limited to €1 billion per year but in any event will not exceed €83.4 million per month.

  •
  Due to the slightly reduced technical functionality during phase 1, the Federal Republic of Germany will pay Toll Collect GmbH only 95% of the fees which would otherwise be payable under the operating agreement.

  •
  However, if the total toll revenues received by the Federal Republic of Germany from the toll collection system in any month of operation during phase 1 are less than 80% of the projected toll collection revenues for that month, the fees will be subject to a sliding scale based on the actual toll revenues collected. No fees will be paid if during phase 1 the revenues collected for the respective month do not exceed 20% of the projected toll collection revenues for that month plus €83.4 million.

        On December 14, 2004, Toll Collect GmbH became an additional party to the operating agreement.

        On December 15, 2004, Toll Collect GmbH received the special preliminary operating permit necessary to operate the toll collection system by use of on-board-units (OBUs) with slightly less than full technical functionality.

        On January 1, 2005, the system started successfully with phase 1.

        Penalties and revenue reductions under the operating agreement. Failure to perform various obligations under the operating agreement may result in penalties, revenue reductions and damage claims that could become significant over time. Under the operating agreement, penalties and revenue reductions are capped, however, at €75 million per year during phase 1, at €56.25 million for the first nine months following the end of phase 1, at €150 million per year thereafter until the final operational permit has been issued, and at €100 million per year following issuance of the final operational permit. These cap amounts are subject to a 3% increase for every year of operation. Contractual penalties, revenue reductions and recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic of Germany will not be counted against the liability cap during phase 1.

        Other provisions in the operating agreement state that certain supply contracts entered into by Toll Collect GmbH in connection with the development or operation of the toll collection system require the approval of the Federal Republic of Germany. Depending on individual circumstances, failure to obtain such approval could result in penalties up to the value of the relevant contract.

        The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Services AG, Deutsche Telekom AG and the consortium by serving an introductory writ. The Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues, that allegedly arose from delays in the operability of the toll collection system. For further information, please refer to the discussion under the heading "Legal proceedings" in "Item 8. Financial Information," and in Note 31 to our Consolidated Financial Statements.

        Guarantees. The following guarantees, which are subject to specific triggering events, have been issued:

  •
  Guarantee of bank loan. DaimlerChrysler AG issued a guarantee up to a maximum amount of €600 million, which secures 50% of the outstanding principal amount under bank loans obtained by the consortium.

  •
  Guarantee of obligations. Towards the Federal Republic of Germany, the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expires one year after the successful launch of the completed toll collection system, which is scheduled for January 1, 2006.

  •
  Equity Maintenance Undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German GAAP) of 15 percent of total assets (20% until August 31, 2004). This funding obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Additional funding needs may arise if Toll Collect GmbH's revenue share derived from the system is lower than expected, if the Federal Republic of Germany is successful in claiming lost revenues for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        While our maximum potential future obligation resulting from the guarantee of the bank loan can be determined, we cannot accurately estimate our maximum potential future obligations resulting from the guarantee of obligations and the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above. However, we think that our maximum exposure to loss could be material. You can find additional information about our contingent obligations in Note 32 to our Consolidated Financial Statements.

  Guarantees to Support Sales Efforts

        We sometimes issue tradeback and buyback guarantees to customers to support the sales of our vehicles.

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

        In other instances, we have provided to customers buy-back guarantees under which we guaranteed the residual values of vehicles sold after a specific period of time. The customers are entitled to return their vehicles to us for the guaranteed residual value. Our maximum potential future obligation pertaining to those guarantees was €1.8 billion and €2.2 billion at December 31, 2004 and 2003, respectively, of which €0.6 and €0.7 billion were already accrued in our Consolidated Financial Statements as of those dates. The extent to which we use such guarantees to promote our sales efforts depends to a large degree on the prevailing market environment.

  Guarantees Provided in Connection With Divestitures

        We have disposed of several investments in non-core assets and businesses over the last several years, some of which are explained in more detail in the section "Business Summary and Developments" in "Item 4. Information on the Company." In connection with these divestitures, we provided guarantees relating to, among other things, the adequacy of corporate records and tax returns, continuation of supplier contracts, and contingent liabilities with respect to environmental protection issues. In addition, we retained certain obligations of the divested companies that the buyer did not assume. The retained obligations relate primarily to sales and services transactions and contracts of these businesses that expire when the related transactions are completed.

        The maximum obligation under these guarantees as of December 31, 2004 and 2003, was approximately €0.7 billion and €1.1 billion, respectively. Accrued liabilities recognized on our consolidated balance sheet related to those guarantees amounted to €0.3 billion and €0.4 billion as of December 31, 2004 and 2003, respectively. The decrease of our maximum obligation is the result of expired guarantees associated with the sale of our MTU Aero Engines business and the settlement agreement reached with Bombardier, Inc., with respect to all claims asserted by Bombardier in connection with the sale of Adtranz. See also the discussion under "Legal Proceedings" in "Item 8. Financial Information" for more information in this regard.

  Other Guarantees

        We have granted a number of other guarantees. Most notably, we have guaranteed the obligations of our employees under our corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligation to Deutsche Bank AG. In such event, we seek reimbursement from the defaulting employees by withholding compensation payments until the defaulted amount has been completely recovered. This guarantee amounted to €0.7 billion as of December 31, 2004 and 2003. We have never incurred nor do we expect to incur any significant losses under this guarantee arrangement.

        We do not expect the remaining guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition and results of operations. For additional information on how we account for guarantees, please refer to Notes 1 and 32 to our Consolidated Financial Statements.

Sale of sales financing and finance lease receivables

        Our Financial Services segment enters into transactions that provide customers with the opportunity to finance the purchase of passenger cars and commercial vehicles over an extended period of time through sales financing and lease transactions. Based on market conditions and our current liquidity needs, we combine portfolios of sales financing and finance lease receivables and use several methods of selling interests in those receivables to third parties. In connection with these types of transactions, we receive cash in exchange for the interests in the receivables sold and retain subordinated interests and residual cash flows. These transactions provide us with necessary flexibility in managing the extent to which we offer financing to customers and reduce the need for us to issue long-term debt. To a minor extent, we also sell receivables from other segments.

        We utilize qualifying special purpose entities (QSPE) to securitize (monetize) wholesale and retail automotive receivables. Public retail and public wholesale transactions typically involve the sale of a portfolio of receivables through trusts that issue securities to the public. These trusts meet the criteria in SFAS 140 for QSPEs and, therefore, such securitizations are treated as sales with de-recognition of the transferred receivables from our balance sheet. In most of these transactions, we receive a servicing fee in exchange for collecting and posting all payments, responding to inquiries of customers, investigating delinquencies, performing necessary and reasonable collection efforts, accounting for collections, and furnishing the reports and other information required under the respective servicing agreements. We retain a subordinated beneficial interest in the receivables sold, which is designed to absorb substantially all of the credit, prepayment and interest-rate risk of the receivables transferred. Our risk of loss from the beneficial interests is limited to the amount of the carrying value of our retained interests, which are classified as "Other Assets" in our Consolidated Financial Statements.

        The outstanding balance of receivables we sold to QSPEs in 2004 and 2003 and the corresponding retained interest balance as of December 31, 2004 and 2003, were as follows:

	December 31,
	2004	2003
	(€ in billions)
Receivables sold	16.8	17.8
Retained interest in sold receivables	1.7	2.4

        We also sell automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities as defined in FIN 46R, in the ordinary course of business. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross collateralized by the assets held by the entity. We generally remain as servicer and also retain residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. The outstanding balance of receivables sold to conduits and the corresponding retained interest balance as of December 31, 2004 and 2003, were as follows:

	December 31,
	2004	2003
	(€ in billions)
Receivables sold	3.4	4.4
Retained interest in sold receivables	0.5	0.8

        In addition to the receivables sold as described above, we sell automotive finance receivables for which we do not retain any residual beneficial interest or credit risk ("whole loan sales").

        During the year ended December 31, 2004, we sold in total €10.3 billion (2003: €9.6 billion) of retail receivables. Under our revolving wholesale credit facilities, we reinvested (sold) wholesale receivables of €35.4 billion (2003: €46.7 billion) in wholesale securitizations for which we received proceeds of €35.4 billion (2003: €46.6 billion). As a result of the sale of receivables, we received in 2004 net proceeds of €11.4 billion (2003: €10.0 billion) in cash for new securitizations and €0.7 billion (2003: €0.7 billion) in cash on retained interest in securitized receivables. For the services rendered with respect to the sale of receivables, we received servicing fees of €0.2 billion in 2004 and 2003, respectively. In addition, we recognized gains of €0.3 billion in 2004 and €0.4 billion in 2003 from these sales transactions. Impairment charges on the outstanding balance of retained interest in sold receivables were not material in 2004 and 2003.

        Please refer to "Critical Accounting Policies — Collectibility of Financial Services Receivables — Retained Interests in Sold Receivables" and to Note 34 to our Consolidated Financial Statements for further information on how we account for these transactions.

Research and development activities

        We cooperate with other companies in a number of research and development projects, including the research and development of fuel cells by Ballard Power Systems Inc. and Ballard AG. We hold variable interests through equity investments in both of those companies. Total payments under the off-balance sheet research and development arrangement with Ballard AG were not material in 2004 and 2003. We account for our equity interests in Ballard Power Systems Inc. and Ballard AG using the equity method of accounting. Therefore, our share in the equity of those companies is included in our financial statements. For additional information on research and technology, please refer to "Research and Development."

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

        On the corporate level, we conduct our research work in 12 laboratories which are assigned to three primary research areas:

  •
  Body and Powertrain; combustion engines and powertrain, alternative energy and drive systems, human-machine-interaction, acoustics and climate control, materials and manufacturing technology.

  •
  Electronics and Mechatronics; electrics/electronics architecture and integration, ride, handling and active vehicle safety, digital product creation, software architecture and processes, driver support and infotainment.

  •
  Cross technology areas; interrelationship between society and technology, and diagnosis systems and methods for quality improvement.

        Most of these research facilities are located in Germany, but we also maintain several research centers in North America and Asia. These include a research and technology center in Palo Alto, California, and a research center for information and communication technology in Bangalore, India. We also have a joint venture with the Shanghai Institute of Metallurgy in Shanghai, China, in the area of automotive electronics. In addition, we participate actively in the international exchange of new ideas and concepts through cooperations with world-renowned research institutes and exchange programs for scientists and employees.

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

        Improvement of Conventional Combustion Engine Technology. We believe that optimizing conventional propulsion systems using internal combustion engines and developing corresponding innovative fuels — from clean sulfur-free fuels and synthetic fuels to new biogenous or renewable fuels — will be the two key elements in reducing emissions and fuel consumption in the short and medium term. In 2003, we began testing the first biogenous diesel fuel worldwide. In 2004, we started selling two diesel-powered vehicles in the United States, the Mercedes-Benz E-Class 320 CDI and the Jeep® Liberty 2.8 CRD, the first diesel-powered light off-roader to be sold in the United States.

        Hybrid Vehicles. Hybrid technology combines a conventional internal combustion engine with an electric propulsion system. Hybrid vehicles use established technologies and fuels while permitting a significant reduction in fuel consumption and emissions. Over the last twenty years, we have built several hybrid concept vehicles using different vehicle platforms. These range from smaller size vehicles like the Mercedes-Benz A-Class and the smart up to sport utility vehicles like the Dodge Durango, mid-size cars like the Chrysler Sebring and our latest research vehicle, the Mercedes-Benz F 500 Mind and the Vision Grand Sports Tourer GST with a diesel hybrid engine.

        Since the more complex technology of hybrid vehicles results in higher costs and consequently higher prices to the consumer, reducing the production costs of these vehicles is the primary focus of our current development efforts in this area. We regard hybrid vehicles as an intermediate step or bridge between the combustion engine and the fuel cell.

        In December 2004, we and General Motors Corporation (GM) announced a cooperative effort to improve hybrid technology for the benefit of our customers and the environment. We plan to develop together a two-mode full hybrid propulsion architecture for applications in GM, Chrysler Group and Mercedes Car Group vehicles. Variants planned include rear- and front-wheel-drive versions for cars, trucks and other vehicles. The two-mode system innovations provide performance and fuel economy improvements at highway speeds and better trailer towing ability. We intend to enter into a definitive agreement in early 2005.

        Fuel Cell Vehicles. Fuel cell propulsion systems can operate on a range of alternative fuels, including hydrogen and methanol. Since fuel cells operate with a significantly higher degree of efficiency compared to internal combustion engines, fuel cells have enormous potential when it comes to reducing carbon dioxide emissions. As a fundamentally new propulsion concept, however, the fuel cell only marks the beginning of a new long-term technological development phase. The wide use of fuel cells in automotive transportation would also require a new fuel infrastructure for the supply of hydrogen or methanol. As a consequence, large-scale production of fuel cell powered vehicles may not occur before the next decade.

        To support further our research activities in the area of fuel cells we hold a 16.6% equity interest in Ballard Power Systems Inc. of Burnaby, Canada, and a 49.9% interest in Ballard Power AG of Kirchheim, Germany. Ballard is one of a small group of companies leading the research, development, manufacture and sale of fuel cells and fuel cell systems with PEM technology (Proton Exchange Membrane, also called Polymer Electrolyte Membrane) for various applications.

        We have been testing various concepts for fuel cell vehicles since 1994. We have developed as many as 20 different vehicle prototypes with fuel cell drives. These range from research cars such as the NECAR 1 to NECAR 5, the Mercedes-Benz A-Class and the Jeep® Commander 2 to a Mercedes-Benz van and the NeBus bus. In October 2002, we presented the first fuel cell powered vehicles for fleet use. In 2003, we delivered 30 Citaro city buses to local public transport operators in ten European cities. The buses are operating in regular line service under different climatic and topographical conditions and familiarize, on a day-to-day basis, thousands of passengers in Europe with this innovative and clean propulsion system. In 2004, we handed over three Mercedes-Benz Citaro city buses to Perth, Western Australia. With an additional 60 Mercedes-Benz A-Class "F-Cell" cars which we began providing to select customers in 2003, we had almost 100 fuel cell powered vehicles under evaluation in everyday conditions in different parts of the world by the end of 2004.

        With these steps, we have completed the concept stage of fuel cell powered vehicles and have achieved another milestone on the way to market maturity of this revolutionary propulsion technology. Further development will now largely depend on the practical experience gained through day-to-day operation of these fleet vehicles.

Funding

        As of December 31, 2004, 2003 and 2002, our corporate research function had approximately 2,900 employees. Together with the development departments of our business units, we employ a total of 29,000 scientists, engineers and technicians worldwide in our research, development and testing activities compared to 26,700 in 2003 and 27,500 in 2002.

        In 2004, we spent a total of €5.7 billion on research and development, including research activities at the corporate level (2003: €5.6 billion; 2002: €5.9 billion). Research and development costs reached 4.0% of our total revenues in 2004. Research and development costs of MTU Aero Engines are reported as discontinued operations in 2003 and 2002 and are therefore not included in these amounts.

OUTLOOK

The World Economy

        Global conditions indicate that world economic growth will slow down in 2005.

  •
  In the United States, we believe rising interest rates, the end of certain fiscal-policy stimulus measures and slower domestic demand growth are likely to dampen growth.

  •
  Although domestic demand should pick up slightly in Western Europe, we believe the region's total economic growth rate will probably remain unchanged due to fewer export sales.

  •
  After expanding the last two years, we believe the Japanese economy will probably slow.

  •
  We believe the emerging markets may also experience weaker economic growth, and that in particular the economies of Asia and South America will grow at lower rates than in recent years.

  •
  In China, we expect the administrative measures taken to restrain the country's economy, which was overheating last year, increasingly to take effect and slow its growth.

        Overall, we anticipate global economic growth of slightly more than 3% in 2005 and similar rates in the following years. The expected return to a sustained and stable growth trend, however, is likely only if raw-material prices do not rise significantly.

Automobile markets

        Paralleling the slowdown of the global economic expansion, we expect the growth in global automotive demand to be modestly lower in 2005 than in 2004. While demand for passenger cars in emerging markets is likely again to rise significantly, we expect the North American market for passenger cars and light trucks and the passenger car markets of Western Europe and Japan to remain at 2004 levels.

        Worldwide demand for commercial vehicles should continue to expand, although at a lower rate than in 2004. The North American market for heavy trucks and the commercial vehicle markets in emerging economies are likely to continue to grow, while demand in Western Europe should continue at 2004 levels.

        In future years, we expect global expansion in demand for automobiles to be driven primarily by the emerging markets of Asia and South America, and potentially also Eastern Europe — reflecting the dynamic purchasing power growth and the increasing mobility needs in these regions. We believe the limited room for growth in the major automobile markets of North America, Europe and Japan combined with high production capacity to intensify further competition in all market segments. We therefore expect the intense price competition in the United States or Europe to continue. We also expect stricter environmental and safety regulations to result in higher compliance costs for all producers. Against this backdrop, we believe differentiating ourselves from the competition through innovation and our strong brands will become increasingly important as will maintaining a worldwide footprint capable of participating in emerging market growth and achieving cost advantages from larger production volumes.

DaimlerChrysler's segments

  Mercedes Car Group

        Despite the anticipated slower growth of major markets, the Mercedes Car Group expects to increase its unit sales in 2005 and the following years, primarily as a result of the renewal and expansion of the segment's model range. We expect to capitalize on the planned introduction of entirely new vehicles such as the B-Class and the R-Class, designed to enter the sports tourer market segment, starting in 2005. We also intend to launch the new S-Class in the fall of 2005 which should increase further the innovation and technology leadership of the Mercedes Car Group in the premium segment. For all Mercedes-Benz products, quality must be the top priority. Accordingly, we are pushing our quality offensive forward with great determination. The

Mercedes Car Group expects to improve its profitability over the long term as a result of a comprehensive program designed to improve efficiency and increase earnings, which was announced in February 2005. In this way, we intend to achieve a return on sales of 7% by 2007.

        We expect the competitive situation of the smart business unit to be strengthened as a result of its sales offensive in Europe's major markets and are examining the possibility of launching the smart in additional international markets. In addition, we are also working on a long-term viable business model for the smart brand, which aims to improve cost structures and improve productivity. We also expect to continue our strategic focus on Asia, especially China. In coming years, we intend to continue expanding our presence in Asia.

  Chrysler Group

        With respect to the Chrysler Group, we intend to continue to pursue efficiency gains and to achieve a sustained improvement in its competitive position by developing and selling innovative new products. We believe the Chrysler Group's dynamic new vehicles will help it to close the gap with the world's best competitors in terms of customer awareness, product quality and productivity. At the same time, we aim to set Chrysler apart from the competition with outstanding design and excellent value. In 2004 alone, nine new models were launched, and another 16 are expected to follow in 2005 and 2006. In the coming years, we believe markets outside the NAFTA region increasingly to contribute to the growth of the Chrysler Group. We plan to launch the Dodge brand in Europe to help achieve this. Simultaneously, we intend to continue the efficiency improvement and cost reduction programs. We believe that with the new products, unit sales are likely to continue to rise in the years 2005 through 2007.

  Commercial Vehicles

        The Commercial Vehicles segment is working to secure and further develop the strong competitive position it attained in 2004. To achieve this goal, we are consistently implementing our strategic cost-reduction and efficiency-improvement programs at the various business units, which we expect to continue in the coming years. We are also seeking to extract appropriate cost advantages from our large production volumes as one of the world's leading producer of commercial vehicles by using as many identical parts and shared components as possible and to use existing vehicle concepts for the maximum possible production volumes while protecting the identity of our brands and products. We also envision further expanding our presence in Asia. An important step in this direction was the acquisition of a majority shareholding in Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In addition, we expect the activities we have initiated in China to help us strengthen significantly our position in the commercial vehicles area for the future.

        Commercial Vehicles' unit sales in coming years should be supported by numerous attractive new models from all our business units. We expect to increase unit sales again in 2005, particularly as we will consolidate full-year sales of MFTBC in 2005. We also expect new planned emission regulations in the U.S. and Japan to accelerate some planned purchases into years 2005 and 2006.

  Services

        The Services segment intends to continue to focus on its business of providing automotive financial services, thus intensifying sales support for the automobile segments. In close cooperation with the vehicle brands, we intend to prepare financial services packages tailored to the specific requirements of each market's customers. In the NAFTA region, for example, Chrysler Financial is developing special leasing packages for corporate customers with vehicle fleets through its projects "Business Vehicle Finance" and "Full Service Leasing." As a result, we believe Services is making important contributions to strengthen the competitiveness of our vehicle brands in the rapidly growing market for corporate customers. One of the segment's key goals is to continue improving its processes over the long term by, among other things, applying the most up-to-date risk-management systems. Following the successful start of the toll system for trucks on German highways, Toll Collect intends to implement the second version of the on-board units on January 1, 2006.

  Other Activities

        The Off-Highway business unit anticipates a moderate recovery for its major markets in the years 2005 through 2007. It aims to increase its market share through product innovations and intensified sales activities. It intends to continue the efficiency and restructuring projects that have already been initiated.

  Group

        Assuming a moderate increase in worldwide demand for automobiles, we expect total unit sales of the DaimlerChrysler Group to increase in 2005 and the following years. We expect higher unit sales at all segments to contribute to this development. Revenues should also continue to rise.

        After a weaker first and second quarter, we expect a slightly higher operating profit in 2005 than in 2004. We expect significant earnings improvements in 2006 and 2007 when the Mercedes Car Group plans its product offensive to take full effect and additional new models to become available from the Chrysler Group. A key factor in our projected positive earnings development will be the successful implementation of the efficiency-enhancing programs which we intend to emphasize in all segments. The increasing integration and networking of our global activities, the knowledge transfer within the Group, and various cross-segmental projects should also have a positive impact on earnings in the coming years.

        Fundamental prerequisites to the expected increase in earnings are continued generally stable economic and political situations and a moderate upturn in worldwide automotive demand in 2005 through 2007. Challenges may arise, however, from a continuation of the weak U.S. dollar and high raw-material prices.

Capital Expenditures

        Our plans for 2005 through 2007 call for investing a total of €21 billion in property, plant and equipment. At the Mercedes Car Group, the planned investment focus is on preparations for the successor models to the C-Class, the E-Class and the smart fortwo. Principal investments planned by the Chrysler Group focus on plant modernization and continuing its product offensive. At Commercial Vehicles, major investments are planned for the successor model to the Sprinter, the new Century Class by Freightliner, and the new family of engines for heavy trucks. We also plan to invest substantial funds to further our involvement in China.

Research and Development Expenditures

        For research and development activities, we plan to make investments of €17 billion over the period 2005 through 2007, thus maintaining the high level of expenditures for research and development of recent years. We expect the new vehicle models from the Mercedes Car Group and Chrysler Group segments to be the primary focus of our research and development expenditures during that period. Important projects planned at Commercial Vehicles include new truck engines to meet future emission regulations in the United States, Western Europe and Japan, a new platform for the successor models to the Actros, the Atego and the Axor, and two new trucks from the Mitsubishi Fuso brand.

        We also plan significant investment for new technologies with which we intend to improve the safety, environmental compatibility and fuel economy of road vehicles.

Employees

        Due to the planned development of unit sales and expected productivity advances, we believe that employee numbers will remain fairly constant in the years 2005 through 2007, both for the Group as a whole and in the individual segments.

Item 6. Directors, Senior Management and Employees.

        In accordance with the German Stock Corporation Act (Aktiengesetz), we have a two-tier board structure with a supervisory board (Aufsichtsrat) and a board of management (Vorstand). The two boards are separate and no individual may simultaneously serve as a member of both boards.

        The principal function of the supervisory board is to supervise our board of management. The supervisory board is also responsible for appointing and removing members of the board of management. The supervisory board may not make management decisions. In accordance with the German Stock Corporation Act, however, our supervisory board has determined that several matters not in the ordinary course of business that are of fundamental importance require the approval of the supervisory board.

        The board of management, which acts under the principle of collective responsibility, manages our day-to-day business in accordance with the German Stock Corporation Act and our memorandum and articles of association (Satzung). The board of management is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf.

SUPERVISORY BOARD

        As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Act (Mitbestimmungsgesetz) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. Any member of our supervisory board elected by our shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of our supervisory board elected by our employees may be removed by three-quarters of the votes cast by the relevant class of employees.

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

        The current shareholder representatives of the supervisory board were elected at the annual general meeting in April 2004. Robert J. Lanigan was elected for a term of office of two years. Hilmar Kopper was elected for a term of office of three years. All other shareholder representatives were elected for the maximum permissible term of five years. The term of all employee representatives will expire at the annual meeting 2008. The following table shows the name, age (as of February 28, 2005) and principal occupation of each current member of our supervisory board, the year in which he was first elected to the board and whether he is a member of the supervisory or other comparable non-executive board of any other company. Employee representatives are identified by an asterisk.

Hilmar Kopper, Chairman	Age: First elected: Principal Occupation:	69 1998 Chairman of the Supervisory Board of DaimlerChrysler AG
	Supervisory Board Memberships/ Directorships:	Xerox Corporation; Unilever N.V.
Erich Klemm*, Deputy Chairman	Age: First elected:	50 1998
	Principal Occupation:	Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group
Prof. Dr. Heinrich Flegel*	Age: First elected:	56 2003
	Principal Occupation:	Director Research Materials and Manufacturing, DaimlerChrysler AG; Chairman of the Management Representative Committee, DaimlerChrysler Group
Nate Gooden*	Age:	66
	First elected:	2002
	Principal Occupation:	Vice President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)
Earl G. Graves	Age:	70
	First elected:	2001
	Principal Occupation:	Publisher, Black Enterprise Magazine; Managing Director, Black Enterprise/Greenwich Street Corporate Growth Partners
	Supervisory Board Memberships/ Directorships:	Aetna Life and Casualty Company; AMR Corporation (American Airlines); Earl G. Graves, Ltd.; Federated Department Stores, Inc.; Rohm & Haas Corporation
Prof. Victor Halberstadt	Age:	65
	First elected:	2001
	Principal Occupation:	Professor of Public Economics at Leiden University, Netherlands
	Supervisory Board Memberships/ Directorships:	Royal KPN N.V.; TPG N.V.; Concertgebouw N.V.; PA Holdings Ltd., London

Dr. Thomas Klebe*	Age:	56
	First elected:	2003
	Principal Occupation:	Director Department for General Shop Floor Policy and Codetermination, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Saarstahl AG
Jürgen Langer*	Age:	50
	First elected:	2003
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, DaimlerChrysler AG
Robert J. Lanigan	Age:	76
	First elected:	1998
	Principal Occupation:	Chairman Emeritus of Owens-Illinois, Inc.; Founding Partner, Palladium Equity Partners
Helmut Lense*	Age:	53
	First elected:	1998
	Principal Occupation:	Chairman of the Works Council, Stuttgart-Untertürkheim Plant, DaimlerChrysler AG
Peter A. Magowan	Age:	62
	First elected:	1998
	Principal Occupation:	President of San Francisco Giants
	Supervisory Board Memberships/ Directorships:	Safeway Inc.; Caterpillar Inc.; Spring Group plc
William A. Owens	Age:	64
	First elected:	2003
	Principal Occupation:	President and Chief Executive Officer of Nortel Networks Corporation
	Supervisory Board Memberships/ Directorships:	Nortel Networks Corporation
Gerd Rheude*	Age:	59
	First elected:	1999
	Principal Occupation:	Chairman of the Works Council, Wörth Plant, DaimlerChrysler AG
Udo Richter*	Age:	58
	First elected:	2001
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, DaimlerChrysler AG
Wolf Jürgen Röder*	Age:	57
	First elected:	2000
	Principal Occupation:	Member of the Executive Council, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Robert Bosch GmbH

Dr. rer. pol. Manfred Schneider	Age: First elected:	66 1998
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Supervisory Board Memberships/ Directorships:	Allianz AG; Metro AG; RWE AG; Linde AG; TUI AG
Stefan Schwaab*	Age:	52
	First elected:	2000
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, DaimlerChrysler AG; Vice Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group
Bernhard Walter	Age:	62
	First elected:	1998
	Principal Occupation:	Former Spokesman of the Board of Management of Dresdner Bank AG
	Supervisory Board Memberships/ Directorships:	Bilfinger Berger AG; Deutsche Telekom AG; Henkel KGaA; KG Allgemeine Leasing GmbH & Co.; mg technologies ag; Staatliche Porzellan-Manufaktur Meissen GmbH; Wintershall AG
Lynton R. Wilson	Age:	64
	First elected:	1998
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chairman of the Board of Nortel Networks Corporation
	Supervisory Board Memberships/ Directorships:	CAE Inc.; DaimlerChrysler Canada Inc.; Nortel Networks Corporation
Dr.-Ing. Mark Wössner	Age:	66
	First elected:	1998
	Principal Occupation:	Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
	Supervisory Board Memberships/ Directorships:	Citigroup Global Markets Deutschland AG & Co KGaA; Douglas Holding AG; Dussmann AG & Co. KGaA; eCircle AG; Loewe AG; Reuters AG; Heidelberger Druckmaschinen AG

        The Supervisory Board held seven meetings in 2004. Our supervisory board has established and maintains the following committees responsible for audit and compensation matters:

  •
  The Presidential Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our board of management. In particular, the Presidential Committee determines salaries and incentive compensation awards for members of the board of management and establishes corporate goals for our performance-based compensation plans. The current members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Thomas Klebe and Dr. Manfred Schneider. The Presidential Committee held six meetings in 2004.

  •
  The Audit Committee (Prüfungsausschuss) according to German law nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls or auditing matters and procedures for the confidential and anonymous submission of communications from employees of the company concerning questionable accounting and auditing matters. The current members of the audit committee are Bernhard Walter, Erich Klemm, Hilmar Kopper and Stefan Schwaab. The audit committee held six meetings in 2004.

        The business address of the members of our supervisory board is the same as our business address, which is Epplestrasse 225, 70567 Stuttgart, Germany.

BOARD OF MANAGEMENT

        Our articles of association require our board of management to have at least two members. Our supervisory board determines the size of the board of management and appoints its members and deputy members all of whom have the same rights and duties. Our board of management currently has eleven members.

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

        The table below shows the name and age (as of February 28, 2005) of each current member of our board of management, the year in which he was first appointed to the board of management, the year in which his current term expires, his current position/area of responsibility and his last prior position he held. The table also reflects the following changes on our board of management that occurred in 2004:

  •
  Effective May 1, 2004, Thomas W. LaSorda, replaced Dr. Wolfgang Bernhard as Chief Operating Officer of Chrysler Group and became a deputy member of the board of management at that time.

  •
  Dr. Thomas Weber became a full member of the board of management, effective May 1, 2004, and became, in addition to his responsibility for Research & Technology, head of the Mercedes Car Group development department.

  •
  The original intention of assigning responsibility for the Mercedes Car Group to Dr. Wolfgang Bernhard was revised by the supervisory board at the end of April. In July, the supervisory board approved the early departure of Dr. Wolfgang Bernhard from the Board of Management of DaimlerChrysler AG by mutual consent with effect from July 29, 2004.

  •
  Dr. Eckhard Cordes became the member of the board of management responsible for the Mercedes Car Group, effective October 1, 2004.

  •
  Prof. Jürgen Hubbert became the member of the board of management responsible for the Executive Automotive Committee, effective October 1, 2004.

  •
  Andreas Renschler was appointed to the board of management, effective October 1, 2004, as the member responsible for Commercial Vehicles.

  •
  The term of Dr. Manfred Gentz, until then responsible for Finance & Controlling, expired December 15, 2004.

  •
  Bodo Uebber became a full member of the board of management, effective December 16, 2004. Bodo Uebber succeeded Dr. Manfred Gentz as the member of the board of management responsible for Finance & Controlling while retaining responsibility for Services.

  •
  Effective February 22, 2005, the area of responsibility of Dr. Rüdiger Grube was renamed Corporate Development / China, and the area of responsibility of Bodo Uebber was renamed Finance & Controlling / Financial Services.

  •
  On February 22, 2005, the supervisory board approved the reappointment of Dr. Thomas Weber with effect from January 1, 2006, for a term of an additional five years. The area of responsibility of Dr. Thomas Weber remains unchanged.

Prof. Jürgen E. Schrempp	Age:	60
	First appointed:	1998
	Term expires:	2008
	Current Position:	Chairman of the Board of Management
	Prior Position:	Chairman of the Board of Management of Daimler-Benz AG
Dr. rer. pol. Eckhard Cordes	Age:	54
	First appointed:	1998
	Term expires:	2008
	Responsible for:	Mercedes Car Group
	Prior Position:	Member of the Board of Management — Commercial Vehicles
Günther Fleig	Age:	56
	First appointed:	1999
	Term expires:	2009
	Responsible for:	Human Resources & Labor Relations Director
	Prior Position:	President of DaimlerChrysler France S.A.S.
Dr. phil. Rüdiger Grube	Age:	53
	First appointed:	2001
	Term expires:	2007
	Responsible for:	Corporate Development / China
	Prior Position:	Deputy Member of the Board of Management — Corporate Development
Prof. Jürgen Hubbert	Age:	65
	First appointed:	1998
	Term expires:	2005
	Responsible for:	Executive Automotive Committee (EAC)
	Prior Position:	Member of the Board of Management — Mercedes Car Group
Thomas W. LaSorda	Age:	50
	First appointed:	2004
	Term expires:	2007
	Responsible for:	Chief Operating Officer Chrysler Group
	Prior Position:	Senior Vice President, Production, Chrysler Group
Andreas Renschler	Age:	46
	First Appointed:	2004
	Term expires:	2007
	Responsible for:	Commercial Vehicles
	Prior Position:	Executive Vice President Mercedes Car Group Business Unit smart
Thomas W. Sidlik	Age:	55
	First appointed:	1998
	Term expires:	2008
	Responsible for:	Global Procurement & Supply
	Prior Position:	Member of the Board of Management — Procurement & Supply Chrysler Group

Bodo Uebber	Age:	45
	First appointed:	2003
	Term expires:	2006
	Responsible for:	Finance & Controlling / Financial Services
	Prior Position:	Deputy Member of the Board of Management — Services
Dr.-Ing. Thomas Weber	Age:	50
	First appointed:	2003
	Term expires:	2010
	Responsible for:	Research & Technology
	Prior Position:	Deputy Member of the Board of Management — Research & Technology
Dr.-Ing. Dieter Zetsche	Age:	51
	First appointed:	1998
	Term expires:	2008
	Responsible for:	Chrysler Group
	Prior Position:	Member of the Board of Management — Commercial Vehicles

COMPENSATION

Supervisory Board

        The compensation we pay to our supervisory board members is set forth in our articles of association. Each member of our supervisory board receives €75,000 annually for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives three times that amount. We pay twice this amount to the deputy chairman of the supervisory board and the chairman of the audit committee, 1.5 times this amount to the chairmen of other supervisory board committees, and 1.3 times this amount to all other members of our supervisory board committees. If a member of the supervisory board occupies more than one of these positions, we only pay the compensation payable for the highest-paying function held by that member. All members of the supervisory board receive a flat fee of €1,100 for each meeting of the supervisory board and each committee meeting they attend. Supervisory board members receive no benefits upon termination of their service.

        The aggregate amount of compensation we paid to all members of our supervisory board, as a group, for services to us in all capacities for the year ended December 31, 2004, was €2.0 million.

Board of Management

        We have entered into service agreements with members of our board of management. These agreements established the following four principal elements of compensation in 2004:

  •
  Base Salary — Base salaries are established based on the responsibilities of the respective member of the board of management. Base salaries as well as total compensation are annually reviewed based on a comparative analysis within a selected peer group of international companies.

  •
  Annual Bonus — Annual bonuses are based on corporate performance, primarily in relation to profitability. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on other corporate objectives, such as total shareholder return, and individual performance.

  •
  Medium-Term-Incentive — Members of the board of management receive medium-term-incentive awards that track, among others, the market value of our ordinary shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitor and internal planning benchmarks and the value of our ordinary shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. Board of management members received 395,000 performance-based awards in 2004.

  •
  Stock Options — Stock option plans provide long-term-incentives based on the appreciation of our ordinary shares. In 2004, we granted board of management members, as a group, 1,265,000 stock options under a shareholder approved option plan. Those options are exercisable at a reference price of €36.31 plus a 20% exercise premium. They become exercisable in two equal installments on April 1, 2006 and on April 1, 2007 and expire on March 31, 2014. If the market price per ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is additionally entitled to receive a cash payment equal to the original exercise premium of 20% multiplied by the number of stock options exercised. See also "Share Ownership."

        The presidential committee of our supervisory board has also established stock ownership guidelines for the board of management. These guidelines require a portion of the personal assets of members of our board of management to consist of DaimlerChrysler shares.

        At the beginning of 2005, we replaced our medium-term incentive awards and our stock option plan with a share based performance plan under which future medium and long-term incentive awards will be granted.

        The aggregate amount of compensation we paid to all members of the board of management, as a group, for services to us in all capacities for the year ended December 31, 2004, was €31.6 million, of which €11.8 million consisted of fixed compensation, including benefits in kind, and €19.8 million of short-term and mid-term incentive remuneration components. The aggregate amount accrued by us during the year ended December 31, 2004, to provide pension, retirement and similar benefits for the members of the board of management was €9.0 million.

        The service agreements also generally provide that if the company terminates the agreement without serious cause, the board member is entitled to severance pay consisting of his base salary for the remaining term of the agreement and annual- and medium-term incentive compensation pro rated through the member's last day of service. Our supervisory board may also negotiate additional or different terms with members of the board of management at the commencement or termination of their service agreement.

        For further information regarding compensation of our supervisory board and our board of management, please refer to Note 38 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 24 to our Consolidated Financial Statements.

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2004, we employed a workforce of 384,723 people worldwide, which represented an increase of 6% from year-end 2003. This increase resulted primarily from the consolidation of Mitsubishi Fuso Truck and Bus Corporation (MFTBC) which had 18,281 employees at year-end 2004.

        As a result of the sale of MTU Aero Engines in 2003, the employees of this business unit are only included in the 2002 amounts. The total number of employees for the year 2002 comprised 8,376 employees of MTU Aero Engines.

        Of the total number of employees, 185,154 employees were based in Germany and 98,119 in the United States. The following table shows the number of our employees at December 31, 2004, 2003 and 2002:

	Employees at December 31,
	2004			2003			2002
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Mercedes Car Group	105,857	93,679	3,409	104,151	93,756	2,191	101,778	93,741	1,906
Chrysler Group	84,375	2	65,169	93,062	183	73,835	95,835	1	74,157
Commercial Vehicles[1,2]	114,602	43,566	20,506	88,014	41,630	17,320	87,047	43,620	16,239
Sales organization for automotive business	48,029	28,101	1,820	45,609	27,920	1,739	42,142	27,815	1,644
Services	11,224	2,984	4,679	11,035	2,825	4,756	10,521	2,510	4,757
Other Activities[2,3,4]	20,636	16,822	2,536	20,192	16,425	2,550	28,248	23,887	2,734

DaimlerChrysler Group	384,723	185,154	98,119	362,063	182,739	102,391	365,571	191,574	101,437

1
The total employee figure for 2004 includes 18,281 employees of our newly consolidated subsidiary MFTBC.
2
As of January 1, 2004, we allocated the Off-Highway business previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted prior year amounts accordingly.
3
As a result of the sale of MTU Aero Engines in 2003, the employees of this business unit are not included in the year-end figures of 2003 and 2004.
4
Including holding companies, corporate functions and the Off-Highway business.

        On average, we had approximately 11,500 temporary employees in 2004.

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

        On February 12, 2004, the regional association of employers and the representatives of the metalworkers' union concluded a collective bargaining agreement covering the period from March 1, 2004, through February 28, 2006. The agreement provides that a portion of the overall negotiated pay increases will not be paid out to employees, but instead will be used to offset transition costs associated with reforming the remuneration system for employees within the German metal industry by 2006. For the period March 1, 2004, through February 28, 2005, the collective bargaining agreement called for an aggregate 2.2% wage increase for all employees. Of this increase employees received a portion as lump sum payments in March and October 2004. After deducting the lump sum payments and the amount held back to finance the collective framework agreement, the wage increase for that period was approximately 1.5%. For the period March 1, 2005, through February 28, 2006, the agreement provides for an aggregate 2.7% wage increase for all employees. Of this increase employees will receive a portion as lump sum payments in March and October 2005. After deducting the lump sum payments and the amount held back to offset transition costs associated with reforming the collective framework agreement, the wage increase for that period will be approximately 2.0%.

        The total wage increases for both periods in general do not apply to elements of compensation which the employer pays voluntarily and which go beyond the compensation level fixed in the collective bargaining agreement. For both years, we voluntarily decided to apply the wage increase also to compensation elements exceeding the level fixed in the collective bargaining agreement.

        On July 28, 2004, DaimlerChrysler AG and the works council of DaimlerChrysler AG agreed on a reform covering more than 160,000 employees in all German plants and the sales organization of DaimlerChrysler AG. The agreement aims to improve DaimlerChrysler AG's competitiveness, mainly by limiting future labor cost increases and increasing work flexibility. In return, DaimlerChrysler AG provides job guarantees to all employees who were employed before July 28, 2004, until December 31, 2011. With this agreement, we expect to reduce annual labor costs by €500 million over the mid-term, compared to current compensation levels and existing future commitments to increase compensation levels.

        In the United States and Canada, most of the hourly employees and 27% of the salaried employees of the Chrysler Group are represented by unions. The United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) represent substantially all of these represented employees.

        In September 2003, DaimlerChrysler Corporation and the UAW agreed on terms for a four-year collective bargaining agreement. The agreement covers more than 56,000 hourly and salaried workers in the United States. The agreement provides that each eligible employee will receive an annual base wage increase of 2% in September 2005 and 3% in September 2006, a one-time up front lump sum payment in 2003 of $3,000, and a one-time lump sum payment in October 2004 equal to 3% of his or her qualified earnings. The agreement also provides for increases in pension benefit rates, and changes in some health care, supplemental unemployment and other benefits. The agreement allows DaimlerChrysler Corporation to close or sell several specified facilities as an exception to a general limitation on its ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit. It also provides flexibility in establishing job assignments and work rules in order to increase productivity in plants. Along with a national agreement, DaimlerChrysler Corporation also negotiated local agreements with UAW bargaining units at each of its facilities.

        In October 2002, DaimlerChrysler Canada, Ltd. and the CAW agreed to a three-year collective bargaining agreement that covers approximately 9,600 workers in Canada. It provides for an annual base wage increase of 3% in each of the first two contract years and a 2% increase in the last year, a one-time lump sum payment of $1,000 per full time worker, as well as increases in other benefits.

SHARE OWNERSHIP

        As of December 31, 2004, the current members of our supervisory board and our board of management, as a group, owned 209,413 of our ordinary shares (0.02% of all outstanding shares), and had the right to acquire 9,169,000 ordinary shares under the option plans described.

        In 2000, we instituted a shareholder approved stock option plan for board of management members and other levels of management. We granted options under this plan in 2000, 2001, 2002, 2003 and 2004.

        Our predecessor, Daimler-Benz AG, instituted a shareholder approved stock option plan for management board members and other senior executives in 1996. For reasons of German law applicable at the time, the options granted under this plan took the form of conversion rights attached to convertible bonds, with the principal amount corresponding to a stated value (or par value equivalent) of the ordinary shares subject to the option. This stated value was €2.56 per ordinary share in all cases and the optionee paid this amount in cash at the time he or she received the convertible bond (or option). The optionholders have the right to exercise the conversion rights under the 1996 plan during specified three-week window periods on or before July 12, 2006, at a conversion price of €42.62 per ordinary share. Conversion rights are only exercisable if the price per share exceeds a threshold of €49.01.

        As part of our value-based management approach, we support employee stock ownership. We offer the opportunity to purchase our ordinary shares to employees of our companies incorporated in Germany, Austria,

Czech Republic, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom. In 2004, each eligible employee of our companies incorporated in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of €135 plus one bonus share. Employees of our German companies acquired a total of approximately 825,000 shares in 2004. The programs established for employees in other European countries follow the German program except for changes resulting from different national legal requirements. In these countries, employees acquired a total of approximately 25,000 shares in 2004.

        Please refer to Notes 1 and 24 to our Consolidated Financial Statements for additional information.

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

        The table below shows, as of December 31, 2004, holders of 5% or more of our ordinary shares, the number of ordinary shares they hold, and their percentage ownership:

Identity of Person or Group	Shares Owned	Percent
DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG1	105,308,714	10.4%
Kuwait Investment Authority as agent for the Government of the State of Kuwait	73,169,320	7.2%

1
Deutsche Bank AG filed a Schedule 13G with the SEC on February 14, 2005, in which Deutsche Bank reported dispositive power with respect to 117,854,440 shares (11.64% of the shares outstanding), including shares held by its subsidiary DB Value GmbH.

        As of December 31, 2004, we had approximately 1.7 million stockholders. Approximately 265,000 were U.S. holders, of which approximately 70,000 were record holders. Based on our share register, U.S. holders held approximately 17% of our ordinary shares as of that date.

        For further information, you should read "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

RELATED PARTY TRANSACTIONS

        We purchase materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include companies in which we hold an ownership interest and companies that are affiliated with certain members of our supervisory board and our board of management.

        Deutsche Bank AG, through some of its subsidiaries, owns 11.64% of DaimlerChrysler AG's outstanding shares as of December 31, 2004. Deutsche Bank AG and its subsidiaries provided us with various financial and other services for which we paid them reasonable and customary fees. We have guaranteed the obligations of our employees under our corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligations to Deutsche Bank AG. This guarantee amounted to €0.7 billion in 2004. We have never incurred nor do we expect to incur any significant losses under this guarantee. On July 7, 2004, we entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 of our shares in EADS (approximately 3% of the voting stock). As collateral, we received a lien on a securities account of a value equivalent to the shares loaned by us.

        We have provided several guarantees for the benefit of Toll Collect, a joint venture, in which we hold a 45% equity interest. For additional information on these guarantees, please refer to the discussion under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects" and to Note 3 to our Consolidated Financial Statements.

        As of December 31, 2004, we beneficially owned a 19.69% equity interest in Mitsubishi Motors Corporation (MMC). Mitsubishi Motor Manufacturing of America, a subsidiary of MMC, produces the Dodge Stratus and Chrysler Sebring coupes for us. Additionally, NedCar B.V., another subsidiary of MMC, produces the smart forfour.

        We have an agreement with McLaren Cars Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the Mercedes McLaren SLR super sports car. We own a 40% equity interest in McLaren Group Ltd.

        In May 2002, DaimlerChrysler Corporation sold its Dayton Thermal Products facility to Behr Dayton Thermal Products LLC, a joint venture company with Behr America, Inc. Effective May 1, 2004, Behr America acquired DaimlerChrysler Corporation's minority interest in Behr Dayton. Please refer to Note 7 to our Consolidated Financial Statements for additional information. In conjunction with the sale, DaimlerChrysler Corporation and Behr Dayton entered into a supply agreement from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction.

        We granted a series of loans to debis AirFinance B.V., an aircraft leasing and finance company. Through our subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, we hold a 45% interest in debis AirFinance B.V. The total book value of these loans as of December 31, 2004, was €291 million, the highest aggregate amount outstanding during 2004 was €530 million. The interest rates are partially fixed, partially based on Libor. We consider those interest rates to be in line with interest terms currently available in the financial markets. Please refer to Note 3 to our Consolidated Financial Statements for additional information.

        We incurred expenses of approximately $595,000 in 2004 for advertising and related marketing activities with Black Enterprise magazine. Earl G. Graves, a member of our supervisory board, is the chairman, chief executive officer and sole stockholder of the magazine's ultimate parent company.

        Westfalia Van Conversion GmbH, one of our wholly owned subsidiaries, is involved in a business transaction with Dr. Mark Wössner, a member of our supervisory board. Mr. Wössner received payments for premises leased to Westfalia Van Conversion GmbH amounting to €1 million in 2004.

        In his capacity as Chairman of our International Advisory Board, we reimburse Prof. Victor Halberstadt, a member of our supervisory board, for his office expenses related to developing the program content for the International Advisory Board. In 2004, this cost reimbursement amounted to €122,000.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to "Item 18. Financial Statements" and to pages F-i, F-1 through F-92 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2004, we exported approximately 796,000 or 66% of all passenger cars and commercial vehicles we produced in Germany and approximately 352,000 or 16% of all passenger cars and trucks we produced in the United States to other countries.

Legal Proceedings

        Various legal proceedings are pending against the Group. We believe that such proceedings in the main constitute ordinary routine litigation incidental to our business. For information on regulatory and administrative proceedings please also refer to the discussion under the heading "Government Regulation and Environmental Matters" in "Item 4. Information on the Company."

        In November 2003, the official receiver of Garage Bernard Tutrice, S.A., France, a former customer of our French subsidiary, filed a lawsuit against DaimlerChrysler France S.A.S. in the commercial court of Versailles claiming damages alleged to have resulted from tax fraud committed by the former Chairman of Tutrice S.A. In October 2004, the receiver amended its claim and now demands payment of €455 million, which it claims is the equivalent of the total of the unsecured liabilities of Tutrice S.A. The receiver alleges that DaimlerChrysler France did not forward information to the tax authorities necessary to uncover the tax fraud and therefore contributed to Tutrice S.A.'s insolvency. DaimlerChrysler France filed proof of debt in Tutrice S.A.'s insolvency proceedings. The former chairman of Tutrice was convicted of tax fraud in April 2001. DaimlerChrysler France was a joint plaintiff in the criminal proceedings resulting in the conviction. The criminal court found that the fraud committed by Tutrice's former chairman also caused damage to DaimlerChrysler France. We intend to defend ourselves against this claim vigorously.

        DaimlerChrysler Australia/Pacific Pty. Ltd. (DCAuP) is subject to a potentially large claim arising out of the financial failure of a customer. The customer, one of DCAuP's largest private clients for buses, purchased and paid for some 200 buses over the period 1999 to 2000. In April 2003 the customer was placed in receivership and subsequently in liquidation. The customer had obtained finance by purporting to sell to financiers and lease back buses which, in many cases, were either non-existent or already under finance to a third party. Criminal charges are being brought against the directors of the customer. Civil actions claiming damages were issued out of the Supreme Court of New South Wales against DCAuP in April 2004 by the customer's major creditor (National Australia Bank Limited) and in June 2004 by the liquidator. The actions allege that DCAuP, by reason of the conduct of one of its then employees, vicariously engaged in misleading and deceptive conduct which resulted in loss to the plaintiffs. The allegations are that the employee had furnished to the customer a number of letters on DCAuP letterhead which falsely asserted that the customer had purchased and paid for buses which purported to be identified by either commission numbers or chassis numbers. Many of the buses proved to be fictitious. The letters were produced by the customer to the financier as part of the customer's proof of its title to the identified buses in order to procure funding. The claims are yet to be finally quantified. We are vigorously defending both claims.

        DaimlerChrysler in its capacity as successor of Daimler-Benz AG is a party to a valuation proceeding (Spruchstellenverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG. In 1988, former AEG AG shareholders filed a petition with the regional court in Frankfurt claiming that the consideration and compensation stipulated in the agreement was inadequate. In 1994, a court-appointed valuation expert concluded that the consideration provided for in the agreement was adequate. Following a Constitutional Court decision in an unrelated case, the Frankfurt court in 1999 instructed the expert to employ a market value approach in its valuation analysis rather than the capitalized earnings value approach previously used. The court also instructed the expert in 2004 to take into account additional findings of the Federal Supreme Court elaborating further on the valuation issue addressed by the Constitutional Court. In September 2004, the expert delivered the requested valuation opinion. If the new opinion were to be followed by the Frankfurt court, the valuation ratio would increase significantly in favor of the AEG shareholders. We believe the original consideration and compensation to be adequate and the second valuation opinion to be unwarranted. We intend to defend ourselves vigorously against the claims in this proceeding.

        As previously reported, various legal proceedings are pending against us or our subsidiaries alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in one or more proceedings could require us or our subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

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

        In November 2004, a jury awarded $3.75 million in compensatory damages and $98 million in punitive damages against DaimlerChrysler Corporation in Flax v. DaimlerChrysler Corporation, a case filed in Davidson County Circuit Court in the state of Tennessee. The complaint alleged that the seat back in a 1998 Dodge Grand Caravan was defective and collapsed when the Caravan was struck by another vehicle resulting in the death of an occupant. The company has filed motions challenging the verdict and the damage awards. DaimlerChrysler Corporation is defending approximately 25 other complaints involving vehicle seat back strength, including the appeal of a judgment against DaimlerChrysler Corporation in November 2003 for $3.75 million in compensatory damages and $50 million in punitive damages in Douglas v. DaimlerChrysler Corporation, a case filed in Superior Court in Maricopa County, Arizona. The company believes it has strong grounds for appealing these verdicts and having the punitive damage awards stricken.

        Like other companies in the automotive industry, we (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 29,000 at the end of 2004. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in our vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. We believe that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in our vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although our expenditures to date in connection with such claims have not been material to our financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        As previously reported, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against our subsidiary Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice advised those companies in the third quarter of 2003 that it had closed the investigation and will take no further action. The lawsuit, certified as a class action in 2003, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

        As previously reported, we received a "statement of objections" from the European Commission on April 1, 1999, which alleged that we violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that we infringed EU competition rules and imposed a fine of approximately €72 million. Our appeal against this decision is still pending before the European Court of Justice.

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

        As previously reported, our subsidiary, DaimlerChrysler Services North America LLC ("DCSNA") is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, six individuals initially filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

        The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Services AG, Deutsche Telekom AG and the consortium by serving an introductory writ. The Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues, that allegedly arose from delays in the operability of the toll collection system. Specifically, the Federal Republic of Germany is claiming lost revenues of €3.56 billion plus interest for the period September 1, 2003 through December 31, 2004, and contractual penalties of approximately €1.03 billion plus interest through July 31, 2004. Since some of the contractual penalties are time dependant, the amount claimed as contractual penalties may increase. We believe the government's claims are without merit and we intend to defend ourselves vigorously against these claims.

        As previously reported, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by

Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of £300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

        As previously reported, we sold DaimlerChrysler Rail Systems GmbH ("Adtranz"), to Bombardier Inc. on April 30, 2001 for $725 million. In connection with the sale, we deferred €300 million of the gain due to uncertainties related to the final purchase price. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier sought total damages of approximately €960 million. The original sales agreement limited the amount of such price adjustments to €150 million, and, to the extent legally permissible, the amount of other claims to an additional €150 million. On September 28, 2004, we and Bombardier concluded a settlement agreement with respect to all claims asserted by Bombardier in connection with the sale of Adtranz. The settlement agreement provided for a purchase price adjustment of €170 million to be paid to Bombardier and the cancellation of all remaining claims and allegations asserted by Bombardier. As a result of the settlement, we recognized €120 million of the previously deferred gain in the third quarter of 2004 after offsetting expenses and classified the gain in "Other income" in the consolidated statements of income.

        As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €230 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages of approximately $1.35 billion. The Tracinda trial was completed on February 11, 2004. There can be no assurance as to the timing of a decision by the court. In addition, a purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the same court on behalf of current or former DaimlerChrysler shareholders who are not citizens or residents of the United States and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. The Court had previously excluded such persons from the consolidated class action due to practical difficulties in maintaining a class comprising such persons. The complaint contains allegations similar to those in the Tracinda and prior class action complaints.

        In 2002, several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa during different time periods before 1994: On November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European, and Japanese companies, including

DaimlerChrysler AG and AEG Daimler-Benz Industrie. On November 19, 2002, a putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during the relevant periods, and benefited financially from such cooperation. The plaintiffs seek monetary and other relief, but do not quantify damages. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs have filed notices of appeal of the Court's decision. In order to address certain procedural matters, plaintiffs and the moving defendants have agreed to withdraw the appeals with the expectation that the notices of appeal would be refiled.

        In August 2004, the Securities and Exchange Commission (SEC) notified us that it has opened an investigation relating to our compliance with the U.S. Foreign Corrupt Practices Act. The investigation follows the filing of a "whistleblower" complaint with the U.S. Department of Labor (DOL) under the Sarbanes-Oxley Act by a former employee of our wholly-owned subsidiary DaimlerChrysler Corporation whose employment was terminated in 2004. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in September 2004 which contains substantially the same allegations as in the DOL complaint and additional allegations relating to other federal and state law claims arising from the termination. In November, the DOL dismissed the complaint because it found no reasonable cause to believe that the employee was terminated in violation of the Sarbanes-Oxley Act. We are providing information to the SEC in cooperation with its investigation. In addition, in response to an informal request from the SEC, we are also voluntarily providing information regarding our implementation of various provisions of the Sarbanes-Oxley Act, including those relating to the process for reporting information to the audit committee. This request follows the filing of another whistleblower complaint with the DOL by a former employee of DaimlerChrysler Corporation. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in November 2004 which contains substantially the same allegations as in the DOL complaint.

        Litigation is subject to many uncertainties and we cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that we cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

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

        We have been included in the Deutsche Aktienindex (DAX), a continuously updated, capital-weighted performance index of the 30 largest German companies, since the merger of Daimler-Benz and Chrysler in November 1998. The DAX is the leading index of trading on the Frankfurt Stock Exchange. As of December 31, 2004, our ordinary shares represented approximately 6.42% of the DAX. Our shares also represented 1.19% of the Dow Jones STOXX 50SM, which covers stocks from eight European equity markets, and 1.92% of the Dow Jones EURO STOXX 50SM, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

Trading on the Frankfurt Stock Exchange

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges, and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system which is an integral part of the Frankfurt Stock Exchange. In 2004, Xetra accounted for approximately 98% of the trading volume of our ordinary shares at the Frankfurt Stock Exchange. The table below shows, for the periods indicated, the Xetra high and low sales prices for our ordinary shares.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	(€)	(€)
Annual highs and lows
2000	79.97	42.70
2001	58.19	27.24
2002	55.44	28.16
2003	37.58	23.71
2004	39.41	31.63
Quarterly highs and lows
2003
First Quarter	31.95	23.71
Second Quarter	31.25	24.99
Third Quarter	37.55	29.31
Fourth Quarter	37.58	29.36
2004
First Quarter	39.41	32.89
Second Quarter	39.20	33.56
Third Quarter	38.05	33.20
Fourth Quarter	35.60	31.63

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	(€)	(€)
Monthly highs and lows
2004
July	38.05	35.68
August	36.71	33.22
September	35.60	33.20
October	34.79	31.63
November	34.70	32.80
December	35.60	33.94
2005
January	36.11	34.50
February (through February 14, 2005)	36.30	35.23

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 14, 2005, the closing sales price for our ordinary shares on Xetra was €35.59. This price was equivalent to $46.20 per ordinary share, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information." Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2004 was 5.1 million. As of December 31, 2004, the market capitalization of our company on the Frankfurt Stock Exchange was €35.7 billion.

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	($)	($)
Annual highs and lows
2000	78.69	37.75
2001	52.72	25.60
2002	50.88	29.78
2003	46.85	26.27
2004	49.26	40.20
Quarterly highs and lows
2003
First Quarter	33.14	26.27
Second Quarter	35.25	28.55
Third Quarter	40.61	33.67
Fourth Quarter	46.85	34.61

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	($)	($)
2004
First Quarter	49.26	40.42
Second Quarter	47.40	40.20
Third Quarter	46.05	40.62
Fourth Quarter	48.50	40.46
Monthly highs and lows
2004
July	46.05	43.55
August	44.54	40.62
September	43.56	41.18
October	42.72	40.46
November	45.00	41.79
December	48.50	45.29
2005
January	47.68	45.00
February (through February 14, 2005)	46.53	45.89

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 14, 2005, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $46.01.

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

        For information on shares and options held by members of our supervisory board, our board of management, and our other senior executives, please refer to "Item 6. Directors, Senior Management and Employees — Share Ownership."

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

Corporate Governance

        German stock corporations are principally governed by three separate bodies: the annual general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's memorandum and articles of association (Satzung), and may be described generally as follows:

        The Annual General Meeting of Shareholders  –  ratifies the actions of the corporation's supervisory board and board of management. At the annual general meeting, shareholders resolve upon the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. The annual general meeting further elects the shareholder representatives of our supervisory board. The annual general meeting must be held within the first eight months of each fiscal year.

        The Supervisory Board  –  As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Act (Mitbestimmungsgesetz) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. The principal function of the supervisory board is to supervise our board of management. The supervisory board also appoints and removes the members of the board of management. The supervisory board may not make management decisions. In accordance with the German Stock Corporation Act (Aktiengesetz), however, our supervisory board has determined categories of transactions which require the approval of the supervisory board.

        The Board of Management  –  which acts under the principle of collective responsibility, manages our day-to-day business in accordance with the German Stock Corporation Act (Aktiengesetz) and our memorandum and articles of association. The board of management is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board of a corporation at the same time.

        Several of our specific corporate governance provisions are summarized below.

Business Purposes

        As stated in Section 2 of our memorandum and articles of association, our business purpose is to engage, directly or indirectly, business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business:

  •
  surface vehicles;

  •
  maritime vehicles, aerospace vehicles and other products in the fields of transport, aerospace and marine technology;

  •
  engines and other propulsion systems;

  •
  electronic equipment, machinery and systems;

  •
  communication and information technology;

  •
  financial services of all kinds, insurance brokerage; and

  •
  management and development of real property.

        Our articles authorize us to take all actions that serve the attainment of our business purposes, except that we (DaimlerChrysler AG) are not permitted to carry out directly financial service transactions as well as banking and real property transactions that require a government license.

Directors

        Under German law, our supervisory board members and board of management members owe a duty of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the company's interest, interests of our shareholders, our workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting. According to German law, our supervisory board or board of management members may not receive a loan from us unless approved by our supervisory board, and may not vote on a matter that concerns ratification of his or her own acts or in which he or she has a material interest. Separate from the limitations on loans imposed by German law, the Sarbanes-Oxley Act, which was enacted in the United States in July 2002 and which is also applicable to foreign private issuers such as us, now prohibits almost all loans to directors and executive officers. This prohibition applies to members of our supervisory board and our board of management. The presidential committee of our supervisory board determines the compensation of our board of management. The compensation of our supervisory board members is fixed in our articles of association. A change to our articles requires the approval of our shareholders as explained under the heading "Voting Rights." At the annual general meeting of shareholders in 2004, we introduced varying terms of office for the shareholder representatives of our supervisory board. Supervisory board members are elected for a maximum of five-year terms, although the annual meeting may specify a shorter term of office for the members elected by the shareholders. For further information about our supervisory board and board of management, please refer to "Item 6. Directors, Senior Management and Employees."

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

        Redemption. Our share capital may be reduced in accordance with a resolution approved by 75% of the issued shares present at the shareholders' meeting.

        Preemptive Rights. Our articles of association provide that the preemptive right of shareholders to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

        Liquidation. If we (DaimlerChrysler AG) were to be liquidated, any liquidation proceeds remaining after all of our liabilities are paid would be distributed to our shareholders in proportion to their shareholdings.

        No Limitation on Foreign Ownership. Neither German law nor our articles of association limit the rights of persons who are not citizens or residents of Germany to hold or vote our ordinary shares.

Dividends

        We declare and pay dividends on our ordinary shares once a year after approval by the annual general meeting of our shareholders. Our supervisory board approves the unconsolidated financial statements (prepared in accordance with German GAAP) of the Group's parent company, DaimlerChrysler AG, proposed by our board of management for each fiscal year and both boards recommend a disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend, to our shareholders for approval at the meeting. Shareholders registered in the share register on the date of the annual general meeting are entitled to receive the dividend. We pay dividends to shareholders in proportion to their percentage ownership of our outstanding capital stock. A shareholder's right to claim a dividend expires on the fourth anniversary of the end of the year in which the entitlement to the dividend arises.

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

        Our articles of association provide for issuing new shares from authorized and conditional capital previously approved by the shareholders. Our articles further provide that such new shares may be entitled to the entire per ordinary share annual dividend for the year in which they are issued.

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

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our outstanding shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the disposition of unappropriated profit (determined in accordance with German GAAP) of the Group's parent company, DaimlerChrysler AG, and to appoint the independent auditor proposed by the supervisory board on recommendation of the audit committee. Our shareholders also elect their representatives to our supervisory board at the annual general meeting for terms of up to five years.

        Amendments to our articles of association and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least €500,000 of the company's capital stock.

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

Change in Control

        Our articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control or that would only apply in the context of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. On January 1, 2002, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Supervisory Authority for Securities (Bundesanstalt für Finanzdienstleistungsaufsicht) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a shareholder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The German Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within their general authority under the German Stock Corporation Act (Aktiengesetz). The board of management may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

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

Basis of Potential Claims

        Claims against members of our supervisory board or board of management may be asserted on behalf of DaimlerChrysler AG if the shareholders' meeting so resolves by simple majority or upon request of shareholders holding in the aggregate at least 10% of the issued shares. The shareholders' meeting or a court of competent jurisdiction, upon request by shareholders holding in the aggregate at least 10% (under special circumstances 5%) of the issued shares or shares representing at least €1,000,000 (under special circumstances €500,000) of our capital stock must then appoint a special representative to pursue such a claim.

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code. The Code, which was issued in 2002, and amended in May 2003, by a government appointed commission, recommends specific governance practices. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the company follows the Code's recommendations and if not, which recommendations it does not apply. Our supervisory board and board of management issued a statement declaring that we comply with the Corporate Governance Code, subject to the exceptions identified in the declaration. For shareholders and others who may wish to read the English translation of the declaration, we have filed it as an exhibit to this annual report and also made it available on our website at www.daimlerchrysler.com/corpgov_e_161aktg.

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

        A general description of the differences between DaimlerChrysler's corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is available on our website at www.daimlerchrysler.com/corpgov_e_nyse.

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

  •
  are a resident of the United States for purposes of the United States — Germany income tax treaty (the "Income Tax Treaty"), which generally includes: an individual U.S. resident; a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a U.S. resident, either in its hands or in the hands of its partners or beneficiaries;

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

Withholding Tax on Dividends

        German law requires German corporations, including DaimlerChrysler AG, to withhold German tax on dividends paid to non-resident stockholders at a total effective rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge). You can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty.

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

        The U.S. transfer agent will attach this signed statement to the claim for refund of German withholding tax and file the claim with the German tax authorities. You should request certification (IRS Form 6166) of your last filed United States federal income tax return from the IRS and have it ready for presentation to the U.S. transfer agent upon request. Under German tax audit procedures, the German tax authorities may request the U.S. transfer agent to provide them with your certification (IRS Form 6166). If you do not provide the U.S. transfer agent with this certification within a reasonable time, the German tax authorities will deny your refund of the German withholding taxes. For more information about Form 6166 please refer to "Other Refund Procedures" below.

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

  Other Refund Procedures

        If you are not eligible for the simplified refund procedures discussed above, you must submit a special claim for refund to the German tax authorities to request your refund of German withholding tax. You have to include with your claim the original or a certified copy of the bank voucher that you received from the U.S. transfer agent. This voucher must show the amount of tax that was withheld. You must submit your claim within four years from the end of the calendar year in which you received the dividend. You can obtain a form for your claim for refund from any one of the following sources: (i) the German tax authorities at the same address where you will have to file your claim, which is: Bundesamt für Finanzen, 53221 Bonn, Germany;

(ii) the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998; or (iii) the following website: www.bff-online.de/Steuer_Vordrucke/KSt_KapSt/AntragErstattungKapE_USA.pdf.

        If you have not done so within the past three years, you must also submit to the German tax authorities a certification (IRS Form 6166) of your last filed United States federal income tax return. In 2004, the IRS implemented new procedures for obtaining the Form 6166 certification. A shareholder seeking the Form 6166 certification must now complete Form 8802, Application for United States Residency Certification. Form 8802 and the related instructions can also be found on the IRS homepage at http://www.irs.gov.

        You must send the completed Form 8802 and all required statements and documentation to the Internal Revenue Service — Philadelphia Accounts Management Center, U.S. Residency Request, P.O. Box 16347, Philadelphia, PA 19114-0447. You can also fax your request to the Philadelphia Service Center at 215-516-1035 or 215-516-3412. The Certification requests are generally processed within 30 days from the date received. You can obtain additional information, including IRS Publication 686, which describes the procedures for obtaining this certification, from the IRS website at www.irs.gov/pub/irs-pdf/p686.pdf. The IRS will send the certification directly to the German tax authorities if you authorize the IRS to do so. This certification remains valid for three years, and you need only resubmit it in a fourth year if you would like to apply for a refund after the initial three-year period ends.

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

  1.
  it is eligible for benefits of a comprehensive income tax treaty with the United States that the IRS determines is satisfactory for these purposes and that includes an exchange of information program; or

  2.
  the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

        In addition, to qualify for the reduced rate, the share of stock on which the dividend is paid must be held more than 60 days in the 121-day period beginning 60 days before the ex-dividend date and the stockholder must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

        Special rules for determining a taxpayer's foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those of Internal Revenue Code section 904(b)(2)(B) concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income.

  Applicability to the DaimlerChrysler Dividend paid in 2004

        For individual shareholders subject to United States federal income taxation on the 2004 DaimlerChrysler dividend paid on April 8, 2004, to shareholders of record on April 7, 2004, DaimlerChrysler is considered a qualified foreign corporation under either condition above. To qualify for the reduced maximum tax rate on dividend income, a share of stock must have been held more than 60 days during the period February 7, 2004 through June 6, 2004.

        Form 1099-DIV for 2004 will report the gross amount of DaimlerChrysler dividends in Box 1b (Qualified dividends). Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the DaimlerChrysler dividend.

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

DOCUMENTS ON DISPLAY

        You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, New York 10279. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission's website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. To a minor extent, we are also exposed to equity price risk. We seek to manage and control these market risks primarily through our regular operating and financing activities, but we also use derivative financial instruments when we deem it appropriate. We evaluate these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

        In addition, associated with our business operations, we are exposed to commodity price risk.

        Any market sensitive instruments, including equity and interest bearing securities, that our pension plans hold are not included in this quantitative or qualitative analysis. Please refer to Note 25a to our Consolidated Financial Statements for additional information regarding our pension plans.

        For a description of how we account for derivative financial instruments refer to Note 33 to our Consolidated Financial Statements.

        As part of our risk management control systems we employ value-at-risk analyses as recommended by the Bank for International Settlements. In performing these analyses we quantify our market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices on a continuous basis by predicting the potential maximum loss (or worst loss) over a target time horizon within a given confidence interval. The value-at-risk calculations we employ:

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

        In accordance with the organizational standards of the international banking industry, we maintain our risk management control systems independent of our corporate treasury and with a separate reporting line. Please also refer to Note 33 to our Consolidated Financial Statements for additional information regarding our exposure to these market risks and the various activities and instruments we use to manage them.

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

        The following table shows the period-end, high, low and average value-at-risk figures for our 2004 and 2003 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis. The offsetting transactions underlying our derivative financial instruments, predominantly forecasted transactions, are not included in the following value-at-risk presentation.

	2004				2003
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Exchange Rate Risk	148	354	148	256	381	430	381	398

        The average and period-end values-at-risk of our derivative financial instruments used to hedge exchange rate risk decreased in 2004, primarily as a result of lower foreign exchange rate volatilities and the strengthening of the euro, especially versus the U.S. dollar. In addition, these values-at-risk decreased due to a reduced foreign exchange derivatives' volume.

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

        The following table shows the period-end, high, low and average value-at-risk figures for our 2004 and 2003 portfolio of interest rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

	2004				2003
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Interest Rate Risk	73	83	68	75	115	174	115	148

        In 2004, the average and period-end values-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily due to less volatile interest rates, a stronger euro mainly in relation to the U.S. dollar, and a reduced mismatch in terms of interest rate maturities between both the receivables from our leasing and sales financing business and the respective funding of that business.

EQUITY PRICE RISK

        We hold investments in equity securities, but only to a minor extent. The corresponding market risk in 2004 was not, and is not currently, material to us. Thus, we are not presenting the value-at-risk figures for our remaining equity price risk. Please refer to Note 20 to our Consolidated Financial Statements for additional information. According to international banking standards we do not include investments in equity securities, which we classify as long term investments in our equity price risk assessment.

COMMODITY PRICE RISK

        We are exposed to changes in prices of commodities, such as steel used in the manufacturing of vehicle components. For further information about commodities refer to the discussion under the heading "Supplies and Raw Material" in "Item 4. Information on the Company."

        To a minor extent, we use derivative commodity instruments to reduce some of our commodity price risk, mainly our risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2004 was not, and is currently not significant to us. Therefore, we are not presenting the value-at-risk figures for these derivative commodity instruments.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of the board of management and the member of the board of management responsible for Finance & Controlling / Financial Services, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2004. Based on such evaluation, the chairman of our board of management and the member of the board of management responsible for Finance & Controlling have concluded that, as of December 31, 2004, our disclosure controls and procedures are effective to achieve their intended objectives.

        Internal Control Over Financial Reporting. During the period covered by this report, there have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. However, on March 18, 2004, we acquired control over Mitsubishi Fuso Truck and Bus Corporation (MFTBC) and, based on a preliminary review, it appears MFTBC's internal control over financial reporting is below our Group standards. We expect to complete our review in 2005 and are in the process of implementing adequate measures to achieve Group standards.

Item 16A. Audit Committee Financial Expert.

        Our supervisory board has determined that Mr. Bernhard Walter is an "audit committee financial expert" serving on the audit committee.

Item 16B. Code of Ethics.

        In July 2003, our supervisory board adopted our code of ethics, a code that applies to members of the board of management, including its chairman and the responsible member for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at www.daimlerchrysler.com/coe.

Item 16C. Principal Accountant Fees and Services.

        In the annual meeting held on April 7, 2004, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main to serve as our independent auditors for the 2004 fiscal year. For additional information regarding our audit committee and the appointment of our independent auditors please refer to"Item 6. Directors, Senior

Management and Employees." KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2004	2003
	(€ in millions)
Audit Fees	38.4	34.0
Audit-Related Fees	14.4	7.2
Tax Fees	5.7	6.2
All Other Fees	5.0	2.7

Total	63.5	50.1

        "Audit Fees" are the aggregate fees billed for the audit of our consolidated and annual financial statements, reviews of interim financial statements, and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. In 2004, this category also includes fees billed for services pertaining to our internal controls over financial reporting. "Tax Fees" are fees billed for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services. Fees disclosed under the category "All Other Fees" are mainly related to our project "Internal Control over Financial Reporting" implementing the requirements of Section 404 of Sarbanes-Oxley Act of 2002. This category also includes other immaterial support services.

Audit Committee's pre-approval policies and procedures

        Our audit committee nominates and engages our independent auditors to audit our financial statements. See also the description under the heading "Supervisory Board" in "Item 6. Directors, Senior Management and Employees." In 2003, our audit committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount in fees our auditors may receive during the 2004 fiscal year for non-audit services in certain categories.

        Our Chief Accounting Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. We inform the audit committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the audit committee chairman on a case-by-case basis. The audit committee's chairman is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        The following table sets out certain information concerning purchases by us during 2004:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/04 - 1/31/04	0	0.00	N/A	N/A
February 2/1/04 - 2/29/04	995	36.70	N/A	N/A
March 3/1/04 - 3/31/04	496,219	35.83	N/A	N/A
April 4/1/04 - 4/30/04	16	38.57	N/A	N/A
May 5/1/04 - 5/31/04	0	0.00	N/A	N/A
June 6/1/04 - 6/30/04	130,094	38.22	N/A	N/A
July 7/1/04 - 7/31/04	0	0.00	N/A	N/A
August 8/1/04 - 8/31/04	0	0.00	N/A	N/A
September 9/1/04 - 9/30/04	0	0.00	N/A	N/A
October 10/1/04 - 10/31/04	220,539	32.93	N/A	N/A
November 11/1/04 - 11/30/04	352	34.10	N/A	N/A
December 12/1/04 - 12/31/04	684	35.60	N/A	N/A
Total	848,899	N/A	N/A	N/A

        The shares recorded in the above table relate solely to purchases of DaimlerChrysler AG's ordinary shares made under our supported employee stock ownership programs.

        Purchases of DaimlerChrysler AG's ordinary shares made by our sponsored pension- and other post-retirement benefit plans are not recorded in the above table. Our sponsored pension- and other post-retirement benefit plans purchased in 2004 an aggregate amount of 359,694 ordinary shares of DaimlerChrysler AG for an average price per share of €36.14.

PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements and schedule on pages F-i, F-1 through F-92.

Item 19. Exhibits.

We have filed the following documents as exhibits to this annual report:
1.1	Memorandum and Articles of Association (Satzung) of DaimlerChrysler AG as amended to date (English translation filed as an Exhibit to our annual report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference).
2.1	The total amount of long-term debt securities of DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of DaimlerChrysler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
7.	Ratios of Earnings to Fixed Charges.
8.1	Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2003, as defined in Regulation S-X, §210.1-02(w): See "Significant Subsidiaries" in "Item 4. Information on the Company."
12.1	Certification of Chairman of the Board of Management pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management responsible for Finance & Controlling / Financial Services pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.
99.1	Declaration by the Board of Management and Supervisory Board of DaimlerChrysler AG pursuant to §161 Joint Stock Corporation Act (AktG) regarding to the German Corporate Governance Code in effect as of May 21, 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2005

DAIMLERCHRYSLER AG
By:	/s/ JÜRGEN E. SCHREMPP Prof. Jürgen E. Schrempp Chairman of the Board of Management
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling / Financial Services

DAIMLERCHRYSLER AG
Index to Consolidated Financial Statements

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
DaimlerChrysler AG:

        We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

        As described in Note 1 to the consolidated financial statements, DaimlerChrysler changed its method of accounting for stock-based compensation in 2003. As described in Notes 3 and 11 to the consolidated financial statements, DaimlerChrysler also adopted the required portions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51", in 2003. As described in Note 11 to the consolidated financial statements, DaimlerChrysler adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 21, 2005

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

		Consolidated
		Year ended December 31,
	Note	2004	2004	2003	2002
(in millions, except per share amounts)	(Note 1) $		€	€	€

Revenues	35.	192,319	142,059	136,437	147,368

Cost of sales	5.	(155,100)	(114,567)	(109,926)	(119,624)

Gross profit		37,219	27,492	26,511	27,744

Selling, administrative and other expenses	5.	(24,330)	(17,972)	(17,772)	(18,166)

Research and development		(7,660)	(5,658)	(5,571)	(5,942)

Other income	6.	1,211	895	689	777

Turnaround plan expenses — Chrysler Group	7.	(196)	(145)	(469)	(694)

Income before financial income		6,244	4,612	3,388	3,719

Impairment of investment in EADS		—	—	(1,960)	—

Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004 and gain on issuance of related company stock of €24 in 2003)		(1,458)	(1,077)	(832)	2,206

Financial income (expense), net	8.	(1,458)	(1,077)	(2,792)	2,206

Income (loss) before income taxes		4,786	3,535	596	5,925

Income tax expense	9.	(1,594)	(1,177)	(979)	(1,115)

Minority interests		146	108	(35)	(15)

Income (loss) from continuing operations		3,338	2,466	(418)	4,795

Income from discontinued operations, net of taxes	10.	—	—	14	82

Income on disposal of discontinued operations, net of taxes	10.	—	—	882	—

Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes	11.	—	—	(30)	(159)

Net income (loss)		3,338	2,466	448	4,718

Earnings per share	36.

Basic earnings per share

Income (loss) from continuing operations		3.29	2.43	(0.41)	4.76

Income from discontinued operations		—	—	0.01	0.08

Income on disposal of discontinued operations		—	—	0.87	—

Cumulative effects of changes in accounting principles		—	—	(0.03)	(0.16)

Net income		3.29	2.43	0.44	4.68

Diluted earnings per share

Income (loss) from continuing operations		3.29	2.43	(0.41)	4.74

Income from discontinued operations		—	—	0.01	0.08

Income on disposal of discontinued operations		—	—	0.87	—

Cumulative effects of changes in accounting principles		—	—	(0.03)	(0.15)

Net income		3.29	2.43	0.44	4.67

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2004	2003	2002	2004	2003	2002
€	€	€	€	€	€	(in millions, except per share amounts)

128,133	122,397	131,668	13,926	14,040	15,700	Revenues

(103,771)	(98,937)	(106,443)	(10,796)	(10,989)	(13,181)	Cost of sales

24,362	23,460	25,225	3,130	3,051	2,519	Gross profit

(16,741)	(16,374)	(16,451)	(1,231)	(1,398)	(1,715)	Selling, administrative and other expenses

(5,658)	(5,571)	(5,942)	—	—	—	Research and development

833	637	709	62	52	68	Other income

(145)	(469)	(694)	—	—	—	Turnaround plan expenses — Chrysler Group

2,651	1,683	2,847	1,961	1,705	872	Income before financial income

—	(1,960)	—	—	—	—	Impairment of investment in EADS

(1,043)	(775)	2,325	(34)	(57)	(119)	Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004 and gain on issuance of related company stock of €24 in 2003)

(1,043)	(2,735)	2,325	(34)	(57)	(119)	Financial income (expense), net

1,608	(1,052)	5,172	1,927	1,648	753	Income (loss) before income taxes

(442)	(352)	(738)	(735)	(627)	(377)	Income tax expense

113	(30)	(12)	(5)	(5)	(3)	Minority interests

1,279	(1,434)	4,422	1,187	1,016	373	Income (loss) from continuing operations

—	14	82	—	—	—	Income from discontinued operations, net of taxes

—	882	—	—	—	—	Income on disposal of discontinued operations, net of taxes

—	(30)	(124)	—	—	(35)	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes

1,279	(568)	4,380	1,187	1,016	338	Net income (loss)

						Earnings per share

						Basic earnings per share

						Income (loss) from continuing operations

						Income from discontinued operations

						Income on disposal of discontinued operations

						Cumulative effects of changes in accounting principles

						Net income

						Diluted earnings per share

						Income (loss) from continuing operations

						Income from discontinued operations

						Income on disposal of discontinued operations

						Cumulative effects of changes in accounting principles

						Net income

1      Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Balance Sheets

		Consolidated			Industrial Business[1]		Financial Services[1]
		At December 31,			At December 31,		At December 31,
(in millions)	Note	2004	2004	2003	2004	2003	2004	2003

	(Note 1) $		€	€	€	€	€	€

Assets

Goodwill	12.	2,712	2,003	1,816	1,945	1,757	58	59

Other intangible assets	13.	3,616	2,671	2,819	2,602	2,731	69	88

Property, plant and equipment, net	14.	46,031	34,001	32,917	33,835	32,761	166	156

Investments and long-term financial assets	20.	9,535	7,043	8,748	6,767	8,416	276	332

Equipment on operating leases, net	15.	36,160	26,711	24,385	3,099	2,890	23,612	21,495

Fixed assets		98,054	72,429	70,685	48,248	48,555	24,181	22,130

Inventories	16.	22,733	16,792	14,948	15,317	13,560	1,475	1,388

Trade receivables	17.	9,410	6,951	6,081	6,755	5,851	196	230

Receivables from financial services	18.	76,876	56,785	52,638	—	—	56,785	52,638

Other assets	19.	17,497	12,924	15,848	9,209	11,129	3,715	4,719

Securities	20.	5,258	3,884	3,268	3,474	2,801	410	467

Cash and cash equivalents	21.	10,520	7,771	11,017	6,771	9,719	1,000	1,298

Non-fixed assets		142,294	105,107	103,800	41,526	43,060	63,581	60,740

Deferred taxes	9.	5,591	4,130	2,688	3,988	2,527	142	161

Prepaid expenses	22.	1,395	1,030	1,095	953	1,002	77	93

Total assets (thereof short-term 2004: €68,597; 2003: €65,051)		247,334	182,696	178,268	94,715	95,144	87,981	83,124

Liabilities and stockholders' equity

Capital stock		3,565	2,633	2,633

Additional paid-in capital		10,887	8,042	7,915

Retained earnings		40,657	30,032	29,085

Accumulated other comprehensive loss		(9,701)	(7,166)	(5,152)

Treasury stock		—	—	—

Stockholders' equity	23.	45,408	33,541	34,481	25,439	26,361	8,102	8,120

Minority interests		1,231	909	470	885	454	24	16

Accrued liabilities	25.	56,272	41,566	39,172	40,506	38,439	1,060	733

Financial liabilities	26.	103,728	76,620	75,690	8,680	11,779	67,940	63,911

Trade liabilities	27.	17,483	12,914	11,583	12,704	11,359	210	224

Other liabilities	28.	11,788	8,707	8,805	6,095	6,030	2,612	2,775

Liabilities		132,999	98,241	96,078	27,479	29,168	70,762	66,910

Deferred taxes	9.	2,963	2,189	2,736	(3,989)	(3,377)	6,178	6,113

Deferred income	29.	8,461	6,250	5,331	4,395	4,099	1,855	1,232

Total liabilities (thereof short-term 2004: €77,928; 2003: €70,542)		201,926	149,155	143,787	69,276	68,783	79,879	75,004

Total liabilities and stockholders' equity		247,334	182,696	178,268	94,715	95,144	87,981	83,124

1      Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total

Balance at January 1, 2002	2,609	7,319	26,441	3,850	61	(337)	(906)	—	39,037

Net income	—	—	4,718	—	—	—	—	—	4,718
Other comprehensive income (loss)	—	—	—	(3,238)	(135)	1,402	(6,301)	—	(8,272)

Total comprehensive loss									(3,554)

Stock based compensation	—	57	—	—	—	—	—	—	57
Issuance of shares upon conversion of notes	24	482	—	—	—	—	—	—	506
Purchase of capital stock	—	—	—	—	—	—	—	(49)	(49)
Re-issuance of treasury stock	—	—	—	—	—	—	—	49	49
Dividends	—	—	(1,003)	—	—	—	—	—	(1,003)
Other	—	(39)	—	—	—	—	—	—	(39)

Balance at December 31, 2002	2,633	7,819	30,156	612	(74)	1,065	(7,207)	—	35,004

Net income	—	—	448	—	—	—	—	—	448
Other comprehensive income (loss)	—	—	—	(1,561)	407	1,162	444	—	452

Total comprehensive income									900

Stock based compensation	—	95	—	—	—	—	—	—	95
Issuance of shares upon conversion of notes	—	1	—	—	—	—	—	—	1
Purchase of capital stock	—	—	—	—	—	—	—	(28)	(28)
Re-issuance of treasury stock	—	—	—	—	—	—	—	28	28
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2003	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481

Net income	—	—	2,466	—	—	—	—	—	2,466
Other comprehensive loss	—	—	—	(691)	(206)	(369)	(748)	—	(2,014)

Total comprehensive income									452

Stock based compensation	—	127	—	—	—	—	—	—	127
Purchase of capital stock	—	—	—	—	—	—	—	(30)	(30)
Re-issuance of treasury stock	—	—	—	—	—	—	—	30	30
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2004	2,633	8,042	30,032	(1,640)	127	1,858	(7,511)	—	33,541

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows*

	Consolidated
	Year ended December 31,
(in millions)	2004 (Note 1)$	2004 €	2003 €	2002 €

Net income (loss)	3,338	2,466	448	4,718

Income (loss) applicable to minority interests	(146)	(108)	35	14

Cumulative effects of changes in accounting principles	—	—	30	159

Gains on disposals of businesses	(380)	(281)	(956)	(2,645)

Impairment of investment in EADS	—	—	1,960	—

Depreciation and amortization of equipment on operating leases	7,371	5,445	5,579	7,244

Depreciation and amortization of fixed assets	7,875	5,817	5,838	6,379

Change in deferred taxes	(803)	(593)	644	268

Equity (income) loss from associated companies	1,263	933	538	16

Change in financial instruments	(372)	(275)	160	214

(Gains) losses on disposals of fixed assets/securities	(704)	(520)	(424)	(595)

Change in trading securities	(35)	(26)	71	257

Change in accrued liabilities	1,820	1,344	1,015	3,312

Turnaround plan expenses — Chrysler Group	196	145	469	694

Turnaround plan payments — Chrysler Group	(296)	(219)	(279)	(512)

Net changes in inventory-related receivables from financial services	(3,324)	(2,455)	(2,670)	(2,107)

Changes in other operating assets and liabilities:

— Inventories, net	(1,886)	(1,393)	(293)	6

— Trade receivables	328	242	(441)	(305)

— Trade liabilities	1,606	1,186	1,081	(266)

— Other assets and liabilities	(878)	(648)	1,021	(942)

Cash provided by operating activities	14,973	11,060	13,826	15,909

Purchases of fixed assets:

— Increase in equipment on operating leases	(23,932)	(17,678)	(15,604)	(17,704)

— Purchases of property, plant and equipment	(8,645)	(6,386)	(6,614)	(7,145)

— Purchases of other fixed assets	(696)	(514)	(303)	(315)

Proceeds from disposals of equipment on operating leases	14,172	10,468	11,951	15,112

Proceeds from disposals of fixed assets	1,003	741	643	878

Payments for investments in businesses	(357)	(264)	(1,021)	(560)

Proceeds from disposals of businesses	1,649	1,218	1,209	5,686

Investments in/collections from wholesale receivables	(8,093)	(5,978)	(10,432)	(13,012)

Proceeds from sale of wholesale receivables	8,571	6,331	10,260	12,319

Investments in retail receivables	(41,275)	(30,488)	(28,946)	(34,494)

Collections on retail receivables	23,215	17,148	16,577	19,699

Proceeds from the sale of retail receivables	12,903	9,531	9,196	8,546

Acquisitions of securities (other than trading)	(5,701)	(4,211)	(5,175)	(5,305)

Proceeds from sales of securities (other than trading)	4,713	3,481	4,785	5,376

Change in other cash	(111)	(81)	(134)	80

Cash provided by (used for) investing activities	(22,584)	(16,682)	(13,608)	(10,839)

Change in commercial paper borrowings and short-term financial liabilities	3,320	2,453	129	2,678

Additions to long-term financial liabilities	20,325	15,013	16,436	9,964

Repayment of long-term financial liabilities	(18,100)	(13,370)	(12,518)	(17,117)

Dividends paid (including profit transferred from subsidiaries)	(2,094)	(1,547)	(1,537)	(1,015)

Proceeds from issuance of capital stock (including minority interests)	41	30	44	49

Purchase of treasury stock	(41)	(30)	(36)	(49)

Cash provided by (used for) financing activities	3,451	2,549	2,518	(5,490)

Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(424)	(313)	(1,069)	(1,195)

Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	(4,584)	(3,386)	1,667	(1,615)

Cash and cash equivalents (maturing within 3 months)

At beginning of period	14,576	10,767	9,100	10,715

At end of period	9,992	7,381	10,767	9,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

*
For other information regarding Consolidated Statements of Cash Flows, see Notes 1, 2 and 30.

			Financial Services[1]
Industrial Business[1]
			Year ended December 31,
Year ended December 31,
					2002 €
2004 €	2003 €	2002 €	2004 €	2003 €		(in millions)

1,279	(568)	4,380	1,187	1,016	338	Net income (loss)

(113)	30	11	5	5	3	Income (loss) applicable to minority interests

—	30	124	—	—	35	Cumulative effects of changes in accounting principles

(281)	(956)	(2,645)	—	—	—	Gains on disposals of businesses

—	1,960	—	—	—	—	Impairment of investment in EADS

544	609	544	4,901	4,970	6,700	Depreciation and amortization of equipment on operating leases

5,693	5,735	6,257	124	103	122	Depreciation and amortization of fixed assets

(1,211)	194	(498)	618	450	766	Change in deferred taxes

951	539	(78)	(18)	(1)	94	Equity (income) loss from associated companies

(288)	141	205	13	19	9	Change in financial instruments

(524)	(424)	(599)	4	—	4	(Gains) losses on disposals of fixed assets/securities

(29)	82	312	3	(11)	(55)	Change in trading securities

1,198	1,098	3,292	146	(83)	20	Change in accrued liabilities

145	469	694	—	—	—	Turnaround plan expenses — Chrysler Group

(219)	(279)	(512)	—	—	—	Turnaround plan payments — Chrysler Group

(2,455)	(2,670)	(2,107)	—	—	—	Net changes in inventory-related receivables from financial services

						Changes in other operating assets and liabilities:

(1,535)	(502)	172	142	209	(166)	— Inventories, net

210	(500)	(314)	32	59	9	— Trade receivables

1,193	1,082	(97)	(7)	(1)	(169)	— Trade liabilities

(805)	715	(2,187)	157	306	1,245	— Other assets and liabilities

3,753	6,785	6,954	7,307	7,041	8,955	Cash provided by operating activities

						Purchases of fixed assets:

(3,828)	(3,973)	(4,842)	(13,850)	(11,631)	(12,862)	— Increase in equipment on operating leases

(6,298)	(6,539)	(7,052)	(88)	(75)	(93)	— Purchases of property, plant and equipment

(496)	(250)	(250)	(18)	(53)	(65)	— Purchases of other fixed assets

4,514	4,577	4,974	5,954	7,374	10,138	Proceeds from disposals of equipment on operating leases

705	606	828	36	37	50	Proceeds from disposals of fixed assets

(244)	(967)	(532)	(20)	(54)	(28)	Payments for investments in businesses

1,176	1,179	5,168	42	30	518	Proceeds from disposals of businesses

29,911	37,346	38,888	(35,889)	(47,778)	(51,900)	Investments in/collections from wholesale receivables

(27,849)	(34,938)	(37,274)	34,180	45,198	49,593	Proceeds from sale of wholesales receivables

4,457	3,829	3,339	(34,945)	(32,775)	(37,833)	Investments in retail receivables

(3,848)	(3,206)	(2,506)	20,996	19,783	22,205	Collections on retail receivables

(115)	(361)	(108)	9,646	9,557	8,654	Proceeds from the sale of retail receivables

(4,210)	(4,963)	(5,250)	(1)	(212)	(55)	Acquisitions of securities (other than trading)

3,445	4,687	5,283	36	98	93	Proceeds from sales of securities (other than trading)

(189)	(207)	(191)	108	73	271	Change in other cash

(2,869)	(3,180)	475	(13,813)	(10,428)	(11,314)	Cash provided by (used for) investing activities

1,481	(1,392)	971	972	1,521	1,707	Change in commercial paper borrowings and short-term financial liabilities

2,661	5,469	1,910	12,352	10,967	8,054	Additions to long-term financial liabilities

(6,953)	(4,229)	(7,696)	(6,417)	(8,289)	(9,421)	Repayment of long-term financial liabilities

(585)	(908)	(434)	(962)	(629)	(581)	Dividends paid (including profit transferred from subsidiaries)

(255)	(220)	(227)	285	264	276	Proceeds from issuance of capital stock (including minority interests)

(30)	(36)	(49)	—	—	—	Purchase of treasury stock

(3,681)	(1,316)	(5,525)	6,230	3,834	35	Cash provided by (used for) financing activities

(291)	(981)	(1,087)	(22)	(88)	(108)	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)

(3,088)	1,308	817	(298)	359	(2,432)	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)

						Cash and cash equivalents (maturing within 3 months)

9,469	8,161	7,344	1,298	939	3,371	At beginning of period

6,381	9,469	8,161	1,000	1,298	939	At end of period

1  Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Fixed Assets Schedule

	Acquisition or Manufacturing Costs
(in millions of €)	Balance at January 1, 2004	Currency change	Change in consolidated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2004

Goodwill	3,057	(160)	284	4	(4)	132	3,049
Other intangible assets	3,513	(199)	213	233	(7)	276	3,477

Intangible assets	6,570	(359)	497	237	(11)	408	6,526

Land, leasehold improvements and buildings including buildings on land owned by others	18,701	(430)	2,515	335	381	511	20,991
Technical equipment and machinery	31,867	(1,032)	337	1,146	1,950	1,732	32,536
Other equipment, factory and office equipment	21,077	(674)	268	1,136	1,763	785	22,785
Advance payments relating to plant and equipment and construction in progress	4,946	(237)	10	3,818	(4,196)	73	4,268

Property, plant and equipment	76,591	(2,373)	3,130	6,435	(102)	3,101	80,580

Investments in affiliated companies	1,020	—	(17)	119	1	88	1,035
Loans to affiliated companies	54	—	2	269	—	78	247
Investments in associated companies	5,982	65	(1,262)	682	(279)	859	4,329
Investments in related companies	1,348	—	7	208	279	809	1,033
Loans to associated and related companies	282	(6)	—	—	—	34	242
Long-term securities	353	—	145	114	(1)	—	611
Other loans	246	(2)	4	31	—	21	258

Investments and long-term financial assets	9,285	57	(1,121)	1,423	—	1,889	7,755

Equipment on operating leases	32,448	(1,705)	—	17,889	113	13,665	35,080

1      Currency translation changes with period end rates.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

Depreciation/Amortization							Book Value[1]
Balance at January 1, 2004	Currency change	Change in consoli- dated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2004	Balance at December 31, 2004	Balance at December 31, 2003	(in millions of €)

1,241	(67)	3	—	(1)	130	1,046	2,003	1,816	Goodwill
694	(22)	28	169	(11)	52	806	2,671	2,819	Other intangible assets

1,935	(89)	31	169	(12)	182	1,852	4,674	4,635	Intangible assets

8,931	(169)	531	576	(28)	271	9,570	11,421	9,770	Land, leasehold improvements and buildings including buildings on land owned by others
20,725	(596)	230	2,553	(31)	1,445	21,436	11,100	11,142	Technical equipment and machinery
13,937	(357)	196	2,367	9	655	15,497	7,288	7,140	Other equipment, factory and office equipment
81	(6)	—	2	(1)	—	76	4,192	4,865	Advance payments relating to plant and equipment and construction in progress

43,674	(1,128)	957	5,498	(51)	2,371	46,579	34,001	32,917	Property, plant and equipment

202	—	23	20	—	34	211	824	818	Investments in affiliated companies
8	—	—	2	—	—	10	237	46	Loans to affiliated companies
—	(2)	—	—	—	—	(2)	4,331	5,982	Investments in associated companies
228	—	—	30	—	5	253	780	1,120	Investments in related companies
36	—	—	128	—	—	164	78	246	Loans to associated and related companies
—	—	—	12	—	—	12	599	353	Long-term securities
63	—	—	1	—	—	64	194	183	Other loans

537	(2)	23	193	—	39	712	7,043	8,748	Investments and long-term financial assets

8,063	(399)	—	5,445	63	4,803	8,369	26,711	24,385	Equipment on operating leases

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements

BASIS OF PRESENTATION

1. Summary of Significant Accounting Policies

        General. The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in euros ("€") and, for the year 2004 amounts, also in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of €1 = $1.3538, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004.

        Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation. In 2004, the presentation of the consolidated statements of cash flows was modified with regard to certain receivables from financial services. Further information, including the effects on comparative periods presented in the financial statements, is provided in Note 2.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations and cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

        Use of Estimates. Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Significant items related to such estimates and assumptions include recoverability of investments in equipment on operating leases, collectibility of sales financing and finance lease receivables, realizability of investments in associated companies, warranty obligations, sales incentive obligations, valuation of derivative instruments, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

        DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, further adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

        Principles of Consolidation. The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries and certain variable interest entities for which DaimlerChrysler is determined to be the primary beneficiary (see Note 3).

        All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated variable interest entities have been eliminated.

        Investments in Associated Companies. Significant equity investments in which DaimlerChrysler does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies") are accounted for using the equity method.

        The excess of DaimlerChrysler's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill") which is not amortized.

        A decline in fair value of an investment in any associated company below its carrying amount that is deemed to be other than temporary results in a reduction in carrying amount of the investment to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

        The European Aeronautic Defence and Space Company EADS N.V. ("EADS") represents a significant associated company. Because the financial statements of EADS are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group's proportionate share of the results of operations of this associated company are included in DaimlerChrysler's consolidated financial statements on a three month lag.

        Foreign Currencies. The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. The statements of income (loss) and the statements of cash flows are translated using average exchange rates during the respective periods.

        The exchange rates of the U.S. dollar, as the significant foreign currency, used in preparation of the consolidated financial statements were as follows:

		2004	2003	2002
		€1 =	€1 =	€1 =
Exchange rate at December 31,		1.3621	1.2630	1.0487
Average exchange rates	First Quarter	1.2497	1.0735	0.8766
	Second Quarter	1.2046	1.1355	0.9191
	Third Quarter	1.2218	1.1248	0.9838
	Fourth Quarter	1.2977	1.1885	0.9989

        The assets and liabilities of foreign operations in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses recognized in earnings. Further, for foreign operations in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates. In all periods presented the Group had foreign operations in one economy that was considered highly inflationary.

        Revenue Recognition. Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales in the period incurred.

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

        The Group offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period, if the sum of expected costs for services under the contract exceeds unearned revenue.

        For transactions with multiple deliverables, such as when vehicles are sold with free service programs the Group allocates revenue to the various elements based on their relative fair values, if the separation criteria outlined in Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables," are met.

        When below market rate loans under special financing programs are used to promote sales of vehicles and the Services segment finances the vehicle, the effect of the rate differential at the contract origination date is deducted from revenues and recorded as unearned income in the consolidated balance sheet. Services amortizes the unearned income balance into earnings using the interest method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

        Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease in accordance with EITF 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." The guarantee of the resale value may take the form of an obligation by DaimlerChrysler to pay the deficiency, if any, between the proceeds the customer receives upon resale in an auction and the guaranteed amount or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from resale of these vehicles are included in gross profit.

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

        Estimated Credit Losses. DaimlerChrysler determines its allowance for credit losses based on an ongoing systematic review and evaluation performed as part of the credit-risk evaluation process. The evaluation performed considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Other receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated for impairment individually based on the fair value of the underlying collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts. DaimlerChrysler generally does not originate or purchase receivables for resale. Loans that are classified as held for sale are carried at the lower of cost or market when it is determined that market price for the loan represent the estimated future cash flows on the loan.

        Research and Development and Advertising. Research and development and advertising costs are expensed as incurred.

        Sales of Newly Issued Subsidiary Stock. Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler's percentage ownership ("dilution gains and losses") and DaimlerChrysler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in the Group's consolidated statement of income (loss) in the line item "Other financial income (expense), net."

        Discontinued Operations. The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the Group's statement of income (loss) for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of the disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished, operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operations, a component must also meet the conditions to be classified as held for sale. Net assets of a discontinued Group component classified as held for sale are measured at the lower of its carrying amount or fair value less cost to sell. Gains from the sale of a discontinued Group component are recognized in the period realized and reported separately.

        Pension and Other Postretirement Plans. The measurement of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or differences between actual and expected return on plan assets and from changes in assumptions can result in gains and losses not yet recognized in the Group's consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement plans) or (2) the fair value or market-related value of that plan's assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 25a).

        DaimlerChrysler elected retroactive application as of January 1, 2004, to account for subsidies provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act"). Under certain conditions, the Medicare Act provides for subsidies related to postretirement healthcare benefits that reduce the accumulated postretirement benefit obligation ("APBO") of companies in the United States. See Note 25a for further information about the impact of the Medicare Act on the Group's consolidated financial statements.

        Earnings Per Share. Basic earnings per share is calculated by dividing income (loss) from continuing operations and net income (loss), respectively, by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see Note 36).

        Goodwill and Other Intangible Assets. The Group accounts for all business combinations initiated after June 30, 2001, using the purchase method of accounting. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the assets acquired and the liabilities assumed after taking into consideration the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

        Beginning January 1, 2002, goodwill acquired and intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over its estimated useful life of 3 to 40 years, and was assessed for recoverability based on estimated undiscounted future cash flows.

        DaimlerChrysler evaluates the recoverability of its goodwill at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value of their future cash flows. In addition, any recognized intangible asset determined to have an indefinite useful life is tested at least annually for impairment until its life is determined to no longer be indefinite. Intangible assets with estimable useful lives are valued at acquisition cost, are amortized on a straight-line basis over their respective estimated useful lives (2 to 10 years) to their estimated residual values, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable.

        Property, Plant and Equipment. Property, plant and equipment is valued at acquisition or manufacturing costs plus the fair value of related asset retirement cost, if any, less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value less accumulated amortization. Depreciation expense is recognized using the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead including depreciation charges as well as the fair value of related asset retirement cost, if any. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. Property, plant and equipment are depreciated over the following useful lives:

Buildings	10 to 50 years
Site improvements	5 to 40 years
Technical equipment and machinery	3 to 30 years
Other equipment, factory and office equipment	2 to 33 years

        Leasing. Leasing includes all arrangements that transfer the right to use specified property, plant or equipment for a stated period of time, even if the right to use such property, plant or equipment is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expense on operating lease where the Group is lessee is recognized over the respective lease terms using the straight-line method. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or production cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third party information as well as projections based on historical experience about expected resale values for the types of equipment leased.

        Impairment of Long-Lived Assets. Long-lived assets held and used, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable.

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

        Assets to be disposed of are disclosed separately and are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

        Non-fixed Assets. Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets to be realized in excess of one year has been disclosed.

        Inventories. Inventories are valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

        Marketable Securities and Investments. Securities and certain investments are accounted for at fair value, if fair value is readily determinable. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive loss, net of applicable taxes, until realized. All other securities and investments are recorded at cost. A decline in value of any available-for-sale security or cost method investment below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the security or the cost method investment to fair value establishing a new cost basis.

        Valuation of Retained Interests in Sold Receivables. DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. Such retained interests represent the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, expected future credit losses arising from the collection of the sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

        The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a component of accumulated other comprehensive loss until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the estimated cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy.

        An impairment adjustment to the carrying value of the retained interests is recognized in the period a decline in the estimated cash flows below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered to be other than temporary. Other than temporary impairment adjustments are generally recorded as a reduction of revenue.

        Cash Equivalents. The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

        Derivative Instruments and Hedging Activities. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive loss, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive loss on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

        Further information on the Group's financial instruments is included in Note 33.

        Commitments and Contingencies. Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. Liabilities for loss contingencies are regularly adjusted as further information develops or circumstances change.

        The accrued liability for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of recoveries from suppliers.

        The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventory. The majority of vehicles held in dealers' inventory are sold to consumers within the next quarter and the sales incentives accrued liability is adjusted to reflect recent actual experience.

        In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34" DaimlerChrysler recognizes, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee. DaimlerChrysler applies these provisions for guarantees issued or modified after December 31, 2002. If performance under the guarantee is probable and the amount can be reasonably estimated, a liability for the contingent obligation is recognized for any guarantee regardless of its date of issuance. Further information on the Group's obligations under guarantees is included in Note 25b and 32.

        DaimlerChrysler records the fair value of an asset retirement obligation in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets and subsequently adjusts the carrying amount for changes in expected cash flows and the passage of time.

        Deposits from Direct Banking Business. Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

        Stock-Based Compensation. DaimlerChrysler adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all stock-options granted prospectively from December 31, 2002, has been measured principally at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
(in millions of €)	2004	2003	2002
Net income	2,466	448	4,718
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	81	81	47
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(113)	(164)	(161)

Pro forma net income	2,434	365	4,604

Earnings per share (in €):
Basic	2.43	0.44	4.68
Basic — pro forma	2.40	0.36	4.57
Diluted	2.43	0.44	4.67
Diluted — pro forma	2.40	0.36	4.54

        Further information on stock-based compensation is included in Note 24.

        New Accounting Standards Not Yet Adopted. In November 2003 and March 2004, the EITF reached partial consensuses on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The disclosures required by EITF 03-1 have been included in Note 20.

        In November 2004, the FASB issued SFAS 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges and to require the allocation of fixed production overheads to the costs of conversion based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. DaimlerChrysler is currently determining the effect of SFAS 151 on the Group's consolidated financial statements but does not expect the effect to be material.

        In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. SFAS 123R applies to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. DaimlerChrysler is currently determining the effect of SFAS 123R on the Group's consolidated financial statements.

2. Presentation of Receivables from Financial Services in Consolidated Statements of Cash Flows

        In prior periods, DaimlerChrysler reported the effects of all receivables from financial services as investing activities for purposes of presentation in the consolidated statements of cash flows as well as the accompanying information about cash flows of the financial services business. This policy, when applied to receivables from financial services related to sales of the Group's products to its customers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis. In the current year, based on concerns raised by the staff of the "Securities and Exchange Commission", management has decided to report the cash flow related effects of those receivables from financial services which relate to sales of the products to customers within operating cash flows in the consolidated statements of cash flows. This presentation results in the elimination of the intercompany activity between the industrial business and financial services business. Management also determined to revise the presentation in the consolidated statements of cash flows for the years 2003 and 2002 to achieve a comparable presentation for all periods presented herein.

        The cash flow related effects of receivables from financial services that are unrelated to the Group's inventory or involve investments in loans or finance leases to retail customers of a dealer-customer continue to be reported within cash used for investing activities.

        The balance of cash and cash equivalents at December 31, 2003 and 2002 and the total net increase or decrease in cash and cash equivalents and cash provided by or used for financing activities for the years ended December 31, 2003 and 2002 remained unchanged. The impact of the reclassification on the captions within the consolidated statements of cash flows with respect to the years 2003 and 2002 is:

	Year ended December 31,
(in millions of €)	2003	2002
Cash provided by operating activities, as previously reported	16,496	18,016
Amount reclassified from investing activities	(2,670)	(2,107)

Cash provided by operating activities, after reclassification	13,826	15,909

Cash used for investing activities, as previously reported	(16,278)	(12,946)
Amount reclassified to operating activities	2,670	2,107

Cash used for investing activities, after reclassification	(13,608)	(10,839)

3. Scope of Consolidation, Certain Variable Interest Entities, and Significant Equity Method Investments

        Scope of Consolidation. DaimlerChrysler comprises, besides DaimlerChrysler AG, 485 (2003: 440) German and non-German subsidiaries as well as 4 (2003: 4) companies (variable interest entities) that have been consolidated in accordance with the requirements of FIN 46R. A total of 105 (2003: 100) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2004, 74 subsidiaries were included in the consolidated financial statements for the first time. A total of 29 subsidiaries were no longer included in the consolidated group. The effects of changes in the Group's consolidated balance sheets and the consolidated statements of income (loss), if material, are explained further in the notes to the consolidated financial statements. In addition, 3 (2003: 3) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The impact of non-consolidated subsidiaries (affiliated companies) and investments that were not accounted for using the equity method of accounting (associated companies) on the consolidated financial position, results of operations or cash flows of the Group was neither material for individual companies nor in the aggregate.

        Consolidated Special Purpose Entities. DaimlerChrysler applied the provisions of FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" ("FIN 46R"), to special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The implementation of FIN 46R resulted in the consolidation of several entities, among them primarily leasing arrangements that were off-balance in the past and qualify as special purpose entities as defined in FIN 46R. DaimlerChrysler is the primary beneficiary of those structures and, accordingly, consolidated them effective December 31, 2003. Under the leasing arrangements, variable interest entities were established and owned by third parties. The variable interest entities raised funds by issuing either debt or equity securities to third party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment or re-lease the property and equipment under new terms. Total assets of those consolidated entities total €0.7 billion and €0.4 billion and total liabilities amount to €0.8 billion and €0.4 billion as of December 31, 2004 and 2003, respectively. The cumulative effect of consolidating these special purpose entities on the Group's consolidated statement of income (loss) in 2003 was €(30) million, net of taxes of €35 million (€(0.03) per share). The assets consist primarily of property, plant and equipment that generally serves as collateral for the entities' long-term borrowings. The creditors of these entities do not have recourse to the general credit of the Group, except to the extent of guarantees provided.

        Further significant Variable Interest Entities. DaimlerChrysler also holds variable interests in a number of other entities, but determined that it is not the primary beneficiary of those entities. The discussion below under the headline "Significant Equity Method Investments" and Note 34 provide disclosure about variable interest entities accounted for under the equity method of accounting and for multiseller conduits, respectively. Additionally, DaimlerChrysler has equity or other variable interests in a number of other entities where it is not the primary beneficiary, among them investments accounted for using the cost method, which comprise of dealers, suppliers and service providers. Total assets and total liabilities of these entities amounted to €0.4 billion and €0.5 billion as of December 31, 2004, and €0.3 billion and €0.3 billion as of December 31, 2003, respectively. The maximum exposure to loss arising from DaimlerChrysler's involvement with those entities totaled €0.1 billion and €0.2 billion as of December 31, 2004 and 2003, respectively.

Significant Equity Method Investments.

        EADS. At December 31, 2004, the European Aeronautic Defence and Space Company EADS N.V. ("EADS") was the most significant investment accounted for under the equity method. The Group's legal ownership percentage in EADS as of December 31, 2004, was 30.2%.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 EADS shares (2.8% of the voting stock). The securities lending has several tranches with terms ranging between three and four years. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler. Because this transaction does not meet the criteria of a sale, the loaned shares continue to be carried as investments on the balance sheet and, accordingly, our proportionate share of EADS' income is still accounted at a percentage of 33.0%.

        As of September 30, 2003, DaimlerChrysler determined that the decline in fair value below the carrying value of its investment in EADS was other-than-temporary. To evaluate the fair value of the investment the Group used the market price of a share of EADS common stock, multiplied by the number of shares owned. In making that determination, DaimlerChrysler considered the duration and severity of the decline and the reasons for the decline. Although EADS is involved in a variety of businesses, it is primarily an aircraft manufacturer because of its Airbus division, which manufactures commercial aircraft and represents more than 60% of EADS' revenues. As a consequence, EADS' share price declined as a result of the negative outlook for the airline industry in the aftermath of the terrorist attacks at September 11, 2001, the outbreak of the SARS disease, the war in Iraq and the decline of the U.S. dollar compared to the euro which further depressed market participants' expectations for the commercial airline industry. Consequently, DaimlerChrysler reduced the carrying value of its investment in EADS by €1.96 billion to its market value, based on the quoted market price, which approximated €3.5 billion at that time. As a result of the impairment a new cost basis was established.

        DaimlerChrysler's equity in the earnings or losses of EADS was €249 million, €(1,845) million and €281 million in 2004, 2003 and 2002, respectively, including investor-level adjustments. DaimlerChrysler's equity in the earnings or losses of EADS is shown in the Group's statements of income (loss) within "Financial income (expense), net," except for the other-than-temporary impairment of €1,960 million in 2003, which is included in a separate caption within "Financial income (expense), net." The 2002 result excludes the Group's proportionate share of EADS' transitional goodwill impairment charge of €114 million in 2002 that resulted from the adoption of SFAS 142 and was reported in DaimlerChrysler's consolidated statement of income (loss) in the line item "cumulative effects of changes in accounting principles."

        The carrying amount of DaimlerChrysler's investment in EADS at December 31, 2004 and 2003 was €3,854 million and €3,583 million, respectively. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2004 and 2003, by €1,899 million, primarily as a result of the impairment write down recognized in the third quarter of 2003. The market value at December 31, 2004, of DaimlerChrysler's investment in EADS based on quoted market prices was €5,704 million.

        The following table presents summarized U.S. GAAP financial information for EADS, which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS

  (in millions of €)
   Income statement information1

	2004	2003	2002
Revenues	30,977	27,650	28,769
Net income	753	348	521

        Balance sheet information2

Fixed assets	29,331	27,305
Non-fixed assets	26,099	24,804

Total assets	55,430	52,109

Stockholders' equity	17,434	16,611
Minority interests	1,971	1,717
Accrued liabilities	9,299	8,055
Other liabilities	26,726	25,726
Total liabilities and stockholders' equity	55,430	52,109

1
For the period October 1 to September 30.

2
Balance sheet information as of September 30.

        MMC. On April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler AG decided to withdraw from providing any financial support to Mitsubishi Motors Corporation ("MMC") and not to participate in a recapitalization of MMC anticipated to occur in July 2004. At the time of this decision, DaimlerChrysler held 37% of MMC's voting stock and 3 of the 8 members of MMC's board of directors (approximately 38% representations) were its representatives.

        Between DaimlerChrysler's Board vote on April 22, 2004, and the MMC shareholder meeting on June 29, 2004, MMC worked with its other significant shareholders, lenders and potential investors on a restructuring plan that included a recapitalization of MMC which was presented for vote at the June 29 shareholder meeting. DaimlerChrysler was not party to those discussions nor did DaimlerChrysler participate in any of the measures set forth in the restructuring plan; however, DaimlerChrysler's concurrence to the measures was required as its ownership level at such time provided it with veto powers.

        On June 29, 2004, the shareholders of MMC approved the restructuring plan which resulted in a new investor obtaining a 33.3% interest in MMC's voting stock, thereby becoming MMC's largest shareholder, and in the issuance of three classes of convertible preferred instruments to other investors and some existing MMC shareholders (not including DaimlerChrysler).

        The new investor that acquired a 33.3% voting interest entered into a contractual agreement with MMC that awarded it the unilateral right to make significant operating decisions. In addition, the new shareholder has acted in concert with other large institutional shareholders who together with the new shareholder own a majority of the voting stock. Accordingly, such Japanese shareholder groups who acted in concert in the recapitalization are in a position to control MMC.

        The MMC board of directors includes 12 board members in total, with the DaimlerChrysler's representation down to 2 board members (16.7% representations) which does no longer enable DaimlerChrysler to block or veto any matters coming to a vote at board level.

        DaimlerChrysler's ownership interest in voting stock was diluted from 37.0% to 24.7%. The dilution below one-third is significant because Japanese laws require a one-third minimum quorum to afford a shareholder protective rights, e.g. in cases of the dissolution of the company, the sale of all or substantial part of the business of the company, or agreements to merge with other companies. As a result, DaimlerChrysler no longer has the blocking and veto rights that DaimlerChrysler believes are an essential factor in exercising significant influence by ownership interest. DaimlerChrysler surrendered significant rights by agreeing not to oppose the restructuring plan. Upon conversion of the mandatory convertible preferred instruments issued to other MMC investors, DaimlerChrysler's interest in MMC's voting stock will be further diluted to below 11%.

        Furthermore, all executive officers appointed by DaimlerChrysler resigned and all other DaimlerChrysler expatriates, in total more than 50 managers that were assigned to our investee, left MMC prior to June 30, 2004, and returned to DaimlerChrysler. Even prior to the June 29, 2004 shareholder meeting, an announcement was made on May 24, 2004 informing MMC employees that our assignees were released from their managerial responsibilities and have delegated their responsibilities to other managers, none of whom is our representative.

        Based on the factors outlined above, DaimlerChrysler lost its ability to significantly influence MMC's operating and financial policies. Consequently, as of the annual shareholders' meeting of MMC on June 29, 2004, DaimlerChrysler ceased to account for its investment in MMC using the equity method and has since accounted for MMC shares as a marketable security at fair value (see Note 20).

        Through December 31, 2004, the Group's interest in the voting stock of MMC had been further reduced to 19.7%. The carrying amount of the Group's investment in MMC at December 31, 2004 and 2003, was €459 million and €959 million, respectively.

        Through June 29, 2004, the results from MMC are included in the Group's consolidated statements of income using the equity method of accounting. The Group's proportionate share in the negative results of MMC through June 29, 2004, 2003 and 2002, were €(655) million, €(281) million and €(88) million, respectively. The amount for 2004 includes the effects from the dilution of the Group's interest in MMC of €(135) million and related realized gains from currency hedging of the net investment of €195 million (after tax €120 million). These effects from the dilution as well as these realized gains from currency hedging are reflected in DaimlerChrysler's consolidated statement of income (loss) in the line item "financial income (expense), net".

        The following table presents summarized U.S. GAAP financial information for MMC, which were the basis for applying the equity method in the Group's consolidated financial statements:

MMC

  (in millions of €)
   Income statement information1

	2004	2003	2002
Revenues	9,858	27,129	27,847
Net loss	(1,730)	(759)	(238)

        Balance sheet information2

Fixed assets	7,287
Non-fixed assets	10,237

Total assets	17,524

Stockholders' equity	1,116
Minority interests	114
Accrued liabilities	4,077
Other liabilities	12,217
Total liabilities and stockholders' equity	17,524

1
2004 for the period October 1, 2003 to March 31, 2004; 2003 and 2002 for the period October 1 to September 30, respectively.

2
Balance sheet information as of September 30. For 2004 no balance sheet information provided due to change from equity method to marketable security.

        Toll Collect. In December 2002, DaimlerChrysler Services AG ("DaimlerChrysler Services"), Deutsche Telekom AG ("Deutsche Telekom"), and Compagnie Financière et Industrielle des Autoroutes S.A. ("Cofiroute") (together the "Consortium") entered into a partnership agreement to develop and in the framework of a separate joint venture company to install and operate a system for the electronic collection of tolls. This was based on a contract entered into in September 2002 between DaimlerChrysler Services, Deutsche Telekom and Cofiroute as well as the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways ("Operating Agreement"). DaimlerChrysler Services and Deutsche Telekom each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect"). Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation. DaimlerChrysler Services accounts for its investment in Toll Collect using the equity method of accounting. The Group has a significant variable interest in Toll Collect, a variable interest entity, but determined that it is not the primary beneficiary and therefore not required to consolidate Toll Collect.

        Toll Collect has not yet generated any revenues after its formation in 2002. Toll Collect's net loss for the years ended December 31, 2004, 2003 and 2002, was €1,071 million, €206 million and €45 million, respectively. At December 31, 2004 and 2003, Toll Collect's current assets totaled €77 million and €114 million, its non-current assets totaled €458 million and €818 million, its current liabilities totaled €296 million and €883 million, its non-current liabilities totaled €1,173 million and €71 million, and its equity totaled €(934) million and

€(22) million, respectively. Toll Collect's assets were primarily comprised of equipment representing the toll collection system and its liabilities were primarily comprised of bank debt and amounts due to subcontractors.

        The Group's involvement with Toll Collect is comprised of its equity interest and certain guarantees to fund Toll Collect GmbH and to support the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system. As a result of an analysis of the Operating Agreement and the supplement thereto and the activities of Toll Collect GmbH, DaimlerChrysler recognized losses of €480 million, €261 million and €20 million in 2004, 2003 and 2002, respectively. The aggregate losses recognized exceeded DaimlerChrysler's investment. After reducing the carrying amount of the investment to zero in 2003, DaimlerChrysler recognized an amount of €480 million and €65 million which is included in accrued liabilities on DaimlerChrysler's consolidated balance sheets as of December 31, 2004 and 2003, respectively, as a result of DaimlerChrysler's exposure under the aforementioned guarantees. The losses attributed to Toll Collect are included in Financial income (expense), net, in DaimlerChrysler's 2004, 2003 and 2002 statements of income.

        The most significant assumptions used in its accounting for the investment in Toll Collect relate to the launch date of the toll collection system, the estimated cost to design and construct the system, and the operation of the system. According to the Operating Agreement, the toll collection system was to be operational no later than August 31, 2003. Delays in the expected launch date of the toll collection system resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays. In addition, cost overruns related to the design and construction of the toll collection system that will not be reimbursed by the Federal Republic of Germany resulted in additional losses.

        On February 19, 2004, the Federal Republic of Germany sent an advance notice of termination to the Toll Collect consortium. In subsequent negotiations, on February 29, 2004, the consortium members reached an agreement with the Federal Republic of Germany to continue the Toll Collection project. According to the additional agreement (supplement to the Operating Agreement), notarized in April 2004, the Federal Republic of Germany and the consortium members agreed on introducing toll collection on January 1, 2005, with on-board units ("OBUs") that allow for slightly less than full technical performance in accordance with the technical specification (start of phase 1). Subject to an extension of phase 1 up to one year under certain circumstances, the toll collection system will be installed and operated with full effectiveness as specified in the Operating Agreement no later than January 1, 2006 (start of phase 2).

        Penalties, revenue reductions and other provisions under the supplement to the Operating Agreement and the Operating Agreement itself are described in more detail below.

        Revenue reductions and other provisions under the supplement of the Operating Agreement:

  •
  During phase 1, Toll Collect GmbH or the consortium will be liable for any shortfall of net toll proceeds (i.e., excess of tolls over the fees payable to Toll Collect GmbH) of the Federal Republic of Germany. However, such liability will be limited to €1 billion per year but in any event will not exceed €83.4 million per month.

  •
  Due to the slightly reduced technical functionality during phase 1, the Federal Republic of Germany will pay Toll Collect GmbH only 95% of the fees which would otherwise be payable under the Operating Agreement.

  •
  However, if the total toll revenues received by the Federal Republic of Germany from the toll collection system in any month of operation during phase 1 are less than 80% of the projected toll collection revenues for this month, the fees will be subject to a sliding scale based on the actual toll revenues collected. No fees will be paid if during phase 1 the revenues collected for the respective month do not exceed 20% of the projected toll collection revenues for this month plus €83.4 million.

        Penalties and revenue reductions under the Operating Agreement. Failure to perform various obligations under the Operating Agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year during phase 1, at €56.25 million for the first nine months following the end of phase 1, at €150 million per year thereafter until the final operational permit has been issued, and at €100 million per year following issuance of the final operational permit. These cap amounts are subject to a 3% increase for every year of operation. Contractual penalties, revenue reductions and recourse claims in the case of third party liability of the Federal Republic of Germany are not subject to the liability cap of €1 billion per year in phase 1.

        The Operating Agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Services AG, Deutsche Telekom AG and the consortium by serving an introductory writ. The Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues, that allegedly arose from delays in the operability of the toll collection system. See Note 31 for additional information.

        Each of the consortium members (including DaimlerChrysler Services) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, DaimlerChrysler AG has guaranteed bank loans obtained by the consortium. The guarantees are described in detail below:

  •
  Guarantee of bank loan. DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €600 million, which represents a 50% share of security to bank loans obtained by the consortium.

  •
  Guarantee of obligations. Towards the Federal Republic of Germany the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expires one year after the successful launch of the completed toll collection system, which is scheduled for January 1, 2006.

  •
  Equity Maintenance Undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German GAAP) of 15% of total assets (20% until August 31, 2004). This funding obligation will terminate on August 31, 2015, when the Operating Agreement expires, or earlier if the agreement is terminated. Additional funding needs may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        While DaimlerChrysler's maximum future obligation resulting from the guarantee of the bank loan can be determined (€600 million), the Group is unable to accurately estimate its maximum exposure to loss resulting from the guarantee of obligations and the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above. Therefore, in addition to the maximum exposure from the guarantee of the bank loan and the risks already provided for under the established accruals, the Group's exceeding maximum exposure to loss could be material.

        After the accession of Toll Collect GmbH to the Operating Agreement on December 14, 2004, then on December 15, 2004, Toll Collect received the special preliminary operating permit for operating the toll collection system during phase 1 by the government; the system was successfully launched with phase 1 functionality on January 1, 2005.

        debis AirFinance. In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in debis AirFinance ("dAF"), an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks hold the remaining ownership interests in dAF. DaimlerChrysler holds significant variable interests in dAF, a variable interest entity, but determined that the Group is not the primary beneficiary of that entity and therefore is not required to consolidate dAF. DaimlerChrysler accounts for its investment in dAF under the equity method.

        Revenues of dAF were €323 million in 2004, €340 million in 2003 and €528 million in 2002. At December 31, 2004 and 2003, total assets of dAF were €2,517 million and €2,626 million, financial liabilities totaled €1,803 million and €1,783 million, total liabilities were €2,400 million and €2,521 million, and equity totaled €117 million and €105 million, respectively.

        DaimlerChrysler's involvement with dAF consists primarily of its equity interest and also subordinated loans receivable and unsecured loans that have been provided to dAF. In the fourth quarter of 2004, DaimlerChrysler recorded impairment charges of €222 million relating to its investment which are based on estimates of the fair value of DaimlerChrysler's proportionate share of dAF's underlying equity and of the loans provided to dAF. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with dAF is primarily limited to the remaining carrying value of its total investments (including loans) in dAF of €291 million at December 31, 2004.

        Other Equity Method Investments that are also Variable Interest Entities. Furthermore, DaimlerChrysler holds significant variable interests in a number of other companies, accounted for using the equity method, but determined that it is not the primary beneficiary of those entities. Total assets and total liabilities of these entities amounted to €0.6 billion and €0.4 billion as of December 31, 2004, and €0.6 billion and €0.4 billion as of December 31, 2003, respectively. The maximum exposure to loss arising from DaimlerChrysler's involvement with those entities totaled €0.3 billion and €0.3 billion as of December 31, 2004 and 2003, respectively.

4. Acquisitions and Dispositions

        Acquisitions. On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for €764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC's interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million consisting of consideration paid plus direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively) plus a re-allocation of €87 million of the initial purchase price of MMC pertaining to MFTBC and previously included in the Group's investment in MMC which was an equity method investee of DaimlerChrysler when the business combination with MFTBC was consummated. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group's Commercial Vehicles segment. Prior to then, the Group's proportionate share of MFTBC's results are included in the Commercial Vehicles segment using the equity method of accounting (see Note 35).

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems concerning MFTBC vehicles spanning production years since July 1974 were identified. During the second and third quarter of 2004, DaimlerChrysler was able to comprehensively assess those quality issues and define necessary technical solutions and a course of action to perform them. The estimates of cost in the interim periods of 2004 were based on the status of the investigation and DaimlerChrysler's best estimate of the probable costs to be incurred to address and remedy the identified quality issues.

        Of the €1.1 billion recorded by MFTBC, (i) €0.1 billion was recognized in "financial income (expense), net" on the statement of income representing DaimlerChrysler's proportionate share of the results of MFTBC which is included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period is closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

        Due to the complexity of the issues, the investigation of these quality issues and evaluation of the extent of required product recalls and other quality measures is not finalized and DaimlerChrysler may need to revise or refine the approach. MFTBC expects to be able to complete the majority of the field campaigns by the end of 2005.

        DaimlerChrysler assigned €95 million of the aggregate preliminary purchase price to registered trademarks that are not subject to amortization, €81 million to technology with a useful life of 10 years, €49 million to other identifiable intangible assets and €14 million to acquired in-process R&D that was expensed in the periods the investments were made. In addition, DaimlerChrysler assigned €6,206 million to tangible assets acquired and €5,469 million to liabilities assumed. The remaining €275 million were allocated to goodwill of the Commercial Vehicles segment and is not expected to be deductible for tax purposes.

        The following table is prepared on a pro forma basis for 2004 and 2003, as though DaimlerChrysler acquired its controlling interest in MFTBC as of the beginning of the periods presented. The pro forma amounts include charges for acquired in-process R&D.

(in millions of € except earnings per share)	2004	2003
Revenues	143,950	142,999
Income (loss) from continuing operations	2,449	(407)
Net income	2,449	459
Earnings (loss) per share from continuing operations
Basic	2.42	(0.40)
Diluted	2.41	(0.40)

        The pro forma results above are not necessarily indicative of what would have occurred if DaimlerChrysler's acquisition of a controlling interest in MFTBC had been in effect for the periods presented. They do not reflect any synergies that are expected to be achieved from combining the operations of DaimlerChrysler and MFTBC, and are not intended to be a projection of future results.

        DaimlerChrysler believes that it has valid claims as a result of representations and warranties by the seller (MMC) in connection with the purchase of its controlling interest in MFTBC and is currently in discussions with MMC regarding these issues. If DaimlerChrysler receives consideration from MMC as a result of the ongoing discussions, it will be recognized when realized and allocated to income and goodwill consistent with the accounting for the quality issues subsequent to the business combination.

        Dispositions. At December 31, 2004, the Group classified fixed assets with a carrying amount of €92 million as held for sale which are included in property, plant and equipment, net, in the consolidated balance sheet.

        In May 2004, as part of the realignment of its strategic alliance with Hyundai Motor Company ("HMC"), DaimlerChrysler terminated discussions with HMC regarding the formation of a commercial vehicles joint venture. Also in May 2004, DaimlerChrysler sold its non-controlling 50% interest in DaimlerHyundai Truck

Corporation ("DHTC") to HMC for a total pretax gain of €60 million (€27 million is recognized in other income and €33 million is recognized in financial income (expense), net), which is attributed to the Commercial Vehicles segment. In August 2004, as part of the realignment of its strategic alliance with HMC, DaimlerChrysler sold its 10.5% stake in HMC for €737 million in cash, resulting in a pretax gain of €252 million that is included in financial income (expense), net, of the unaudited condensed consolidated statements of income.

        On December 31, 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 100% equity interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis and Roberts & Co. Ltd. ("KKR"), an investment company. The sales price for the operative business of MTU Aero Engines amounted to €1,450 million. Excluding cash, cash equivalents and debts, which remain at MTU Aero Engines, the net sales price amounted to €1,052 million. Consideration received by DaimlerChrysler included a note receivable from KKR and cash of €877 million. As a result of this transaction, DaimlerChrysler paid a compensation of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, in January 2004. In 2003, DaimlerChrysler realized a gain of €882 million from this sale, net of taxes of €149 million. The operating results and cash flows from MTU Aero Engines' business are included in DaimlerChrysler's consolidated financial statements through December 31, 2003. However the operating results and gain are presented as discontinued operations in accordance with SFAS 144 (see Note 10). The following classes of assets and liabilities were part of this disposal group in 2003: €366 million fixed assets, €805 million current assets, €378 million liabilities and €863 million accrued liabilities.

        In November 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold a 60% interest in Mercedes-Benz Lenkungen GmbH, its 100% interest in Mercedes-Benz Lenkungen U.S. LLC and its 100% interest in the steering activities of DaimlerChrysler do Brasil Ltda. to ThyssenKrupp Automotive AG ("ThyssenKrupp") for €42 million in cash. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is subject to put and call options held by DaimlerChrysler and ThyssenKrupp, respectively, of approximately €28 million. The sales resulted in an aggregate pretax gain of €11 million which is included in other income of the Commercial Vehicles segment. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is accounted for using the equity method. The following assets and liabilities were part of this disposal group in 2003: €30.3 million fixed assets, €114.9 million current assets, €33.2 million liabilities and €63.2 million accrued liabilities.

        In September 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 50% interest in CTS Fahrzeug-Dachsysteme GmbH to Porsche AG for €55 million in cash, resulting in a pretax gain of €50 million which is included in financial income (expense), net, of the Mercedes Car Group segment. Prior to the sale, DaimlerChrysler accounted for CTS Fahrzeug-Dachsysteme GmbH using the cost method.

        In the fourth quarter of 2002, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into an agreement to sell a 51% controlling interest in VM Motori S.p.A. and its 100% ownership interest in Detroit Diesel Motores do Brasil Ltda., both wholly-owned subsidiaries of DaimlerChrysler. The transactions were completed by the fourth quarter of 2003. Based on the agreed purchase price of €26 million, DaimlerChrysler recorded an impairment charge in 2002 for long-lived assets and goodwill related to the disposal groups and long-lived assets and goodwill to be retained. The total asset impairment and goodwill impairment charges recognized in 2002 were €1 million and €40 million, respectively, which are included in other expenses of the Other Activities segment. DaimlerChrysler accounts for its remaining 49% interest in VM Motori S.p.A. using the equity method.

        In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in Conti Temic microelectronic GmbH (Automotive Electronics activities), which had been accounted for using the equity method, for €215 million in cash. The sale resulted in a pretax gain of €128 million that is included in financial income (expense), net, of the Other Activities segment.

        In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS, which had been accounted for using the equity method, for €4,694 million in cash. The sale, which was part of DaimlerChrysler's ongoing strategy to focus on its core automotive business, was consummated in March 2002 with the termination of the information technology joint venture, resulting in a pretax gain of €2,484 million that is included in the financial income of the Services segment.

Notes to Consolidated Statements of Income (Loss)

5. Functional Costs and Other Expenses

        Selling, administrative and other expenses are comprised of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Selling expenses	11,403	11,763	11,981
Administration expenses	6,008	5,351	5,346
Goodwill amortization and impairments	—	—	40
Other expenses	561	658	799

	17,972	17,772	18,166

        In 2004, selling expenses include advertising costs of €2,748 million (2003: €2,965 million, 2002: €2,811 million).

        In 2003, DaimlerChrysler recognized an impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil. The charge is included in cost of sales of the Mercedes Car Group segment.

        In 2002, DaimlerChrysler recognized an impairment charge amounting to €201 million. Moderate demand and strong competition in the European market for commercial vehicles resulted in idle capacity at one of the Group's German assembly plants. Consequently, DaimlerChrysler determined that it does not expect to recover the carrying value of certain long-lived assets (primarily manufacturing equipment and tooling) at this plant. The charge is included in cost of sales of the Commercial Vehicles segment.

        In October 2002, DaimlerChrysler entered into an agreement to sell to GE Capital a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases, over a period of approximately 12 months beginning November 2002. The agreement contained provisions for DaimlerChrysler to receive a share of future payments throughout the remaining terms of the contracts in the portfolio. In connection with the agreement, the Group classified as held for sale at December 31, 2002, finance lease receivables with a carrying value of €493 million and equipment under operating leases with a carrying value of €40 million. The agreement with GE Capital was not consummated as of December 31, 2002. Due primarily to adverse economic conditions, the Group reassessed the recoverability of its leasing portfolio as of December 31, 2002. Based on the results of this reassessment, the Services segment recognized impairment losses of €191 million in other expenses and €20 million in cost of sales. DaimlerChrysler consummated the GE Capital transaction in 2003 pursuant to which the Services segment sold finance lease receivables totaling €113 million and equipment under operating leases totaling €14 million for cash to GE Capital. During 2004, the

Group also sold finance lease receivables totaling €24 million (2003: €191 million) and operate leases totaling €17 million (2003: €5 million) to other investors. At December 31, 2004, after adjustments for cash received and currency translation effects, finance lease receivables of €15 million (2003: €98 million) are classified as held for sale. At December 31, 2003, equipment under operating leases totaling €17 million are classified as held for sale. Held for sale and held for use finance lease receivables and equipment under operating leases are classified in the December 31, 2004 and 2003 balance sheets as receivables from financial services and equipment on operating leases, net, respectively.

        In 2002, due to declining resale prices of used passenger cars and commercial vehicles in North America, DaimlerChrysler recognized impairment charges totaling €256 million upon re-evaluation of the recoverability of the carrying value of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows were less than their respective carrying values. In accordance with SFAS 144, the resulting impairment charges, recorded as a component of cost of sales in the Services segment, represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

        As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

        Personnel expenses included in the statement of income (loss) are comprised of:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Wages and salaries	18,750	18,897	19,701
Social security and payroll costs	3,294	3,178	3,132
Net pension cost (see Note 25a)	948	837	152
Net postretirement benefit cost (see Note 25a)	1,173	1,290	1,119
Other expenses for pensions and retirements	51	85	59

	24,216	24,287	24,163

        Number of employees (annual average):

	2004	2003	2002
Hourly employees	229,763	226,989	232,304
Salaried employees	134,949	129,656	125,110
Trainees/apprentices	14,307	14,039	13,263

	379,019	370,684	370,677

        Information on the remuneration to the current and former members of the Board of Management and to the current members of the Supervisory Board is included in Note 38.

6. Other Income

        Other income consists of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Gains of sales of property, plant and equipment	94	58	48
Rental income, other than relating to financial services	100	110	197
Gains on sales of companies	128	11	—
Income from employee leasing programs	68	71	81
Reimbursement of contract costs	—	17	63
Government subsidies	30	63	56
Other miscellaneous items	475	359	332

	895	689	777

        Other miscellaneous items consist of reimbursements under insurance policies, income from licenses, reimbursements of certain non-income related taxes and customs duties, income from various employee canteens and other miscellaneous items.

        As result of the settlement agreement in connection with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) in 2004, a gain of €120 million which had been deferred since 2001 was realized as other income (see Note 31).

7. Turnaround Plan for the Chrysler Group

        In 2001, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group. Key initiatives for the multi-year turnaround plan included a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

        The net charges recorded for the plan in 2004 were €145 million (€89 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€139 million and €6 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The 2004 charges and adjustments were for costs associated with the closing or disposition of manufacturing facilities in 2003 to 2005.

        The net charges recorded for the plan in 2003 were €469 million (€288 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€462 million and €7 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The 2003 charges and adjustments were recorded for costs associated with the closing, significant downsizing or sale of certain manufacturing facilities in 2003 to 2005, related workforce reduction measures as well as revisions of estimates based on information available or actual settlements.

        The net charges recorded for the plan in 2002 were €694 million (€439 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€680 million and €14 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The 2002 charges and adjustments were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available for actual settlements.

        The net charges recorded for the plan in 2001 were €3,064 million (€1,934 million net of taxes), including €1,374 million related to workforce reductions, €984 million related to asset write-downs and €706 million related to other costs.

        The pre-tax amounts for turnaround plan charges are comprised of the following:

	Workforce reductions	Asset write-downs	Other costs/credits	Total
(in millions of €)
Reserve balance at January 1, 2002	506	—	510	1,016

Additional charges	353	269	99	721
Adjustments	(41)	30	(16)	(27)

Net charges	312	299	83	694
Payments	(297)	—	(215)	(512)
Amount charged against assets	—	(299)	(6)	(305)
Amount recognized by and transferred to the employee benefit plans	(152)	—	—	(152)
Currency translation adjustments	(89)	—	(67)	(156)

Reserve balance at December 31, 2002	280	—	305	585

Additional charges	182	234	26	442
Adjustments	27	15	(15)	27

Net charges	209	249	11	469
Payments	(151)	—	(128)	(279)
Amount charged against assets	—	(249)	(3)	(252)
Amount recognized by and transferred to the employee benefit plans	(108)	—	—	(108)
Currency translation adjustments	(32)	—	(37)	(69)

Reserve balance at December 31, 2003	198	—	148	346

Additional charges/(gains)	175	6	(55)	126
Adjustments	(21)	37	3	19

Net charges/(gains)	154	43	(52)	145
Payments	(119)	—	(100)	(219)
Amount charged against assets	—	(43)	65	22
Amount recognized by and transferred to the employee benefit plans	(57)	—	—	(57)
Currency translation adjustments	(16)	—	(1)	(17)

Reserve balance at December 31, 2004	160	—	60	220

        The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and maintained a minority interest for two years. The Chrysler Group sold its remaining minority interest in the joint venture to Behr America for net book value on May 1, 2004. In addition, the Chrysler Group sold its Graz, Austria plant to Magna International Inc. ("Magna") on July 12, 2002. The exit costs of these two plant sales were previously provided for in the turnaround plan charges.

        In January 2003, the Chrysler Group contributed its New Castle machining and forging facility to NC-M Chassis Systems LLC, a joint venture company formed with Metaldyne Corporation ("Metaldyne"). The Chrysler Group owned 60% of the common stock of the joint venture company and Metaldyne owned the remaining 40%. In December 2003, Metaldyne exercised its option to purchase Chrysler Group's 60% interest in the NC-M Chassis Systems LLC joint venture company in exchange for cash and Metaldyne subordinated debt and preferred equity securities. The subordinated debt and preferred equity securities were valued at fair market value by an investment bank. The loss on the sale of the interest in the NC-M Chassis Systems LLC totaled €39 million and was included in the turnaround plan charges.

        In April 2004, the Chrysler Group sold its Huntsville, Alabama operations to Siemens VDO Automotive Electronics Corporation resulting in a pre-tax loss of €45 million. The exit costs associated with this sale were previously provided for in the turnaround plan charges.

        In September 2004, the Chrysler Group sold its New Venture Gear ("NVG") operations to Magna for consideration of €347 million consisting of cash, notes receivable and preferred shares of Magna's newly established subsidiary. The notes receivable and preferred shares were valued at fair market value by an investment bank. This transaction resulted in charges for workforce reduction which were offset by gains from the sale of assets, included in "Other costs/credits" in the table above. The sale is not expected to have a significant impact on the financial results. The final purchase price adjustments are expected to be completed in the first half of 2005. Also in 2004, the Chrysler Group committed to a plan for the closure of one other facility. The exit costs of these actions are provided for in the turnaround plan charges.

        Workforce reduction charges in 2004, 2003 and 2002 were €154 million, €209 million and €312 million respectively. The charges of the voluntary early retirement programs, accepted by 503, 1,827 and 3,175 employees in 2004, 2003 and 2002, respectively, are formula driven based on salary levels, age and past service. In addition, 5,417, 1,355 and 5,106 employees were involuntarily affected by the plan in 2004, 2003 and 2002, respectively. The amount of involuntary severance benefits paid and charged against the liability was €51 million, €20 million and €199 million in 2004, 2003 and 2002, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

        As a result of the planned idling, closing, significant downsizing or sale of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of €43 million, €249 million and €299 million in 2004, 2003 and 2002, respectively. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values.

        Other costs primarily included supplier contract cancellation costs, facility deactivation costs and accruals related to divestiture actions. Additionally, as noted above, other costs for 2004 included gains resulting from the sale of assets associated with the NVG transaction.

        The Chrysler Group expects to make cash payments of $0.2 billion in 2005 for the previously recorded charges. The Chrysler Group may recognize additional adjustments to the turnaround plan charges in 2005 primarily relating to the sale or closure of selected operations.

8. Financial Income (Expense), net

	Year ended December 31,
(in millions of €)	2004	2003	2002
Income from investments of which from affiliated companies €36 (2003: €37; 2002: €44)	86	37	73
Gains, net from disposals of investments and shares in affiliated and associated companies	291	44	2,645
Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method	(135)	24	—
Impairment of investment in EADS (Note 3)	—	(1,960)	—
Write-down of investments and shares in affiliated companies	(50)	(44)	(63)
Loss from companies included at equity	(798)	(538)	(17)

Income (loss) from investments, net	(606)	(2,437)	2,638

Other interest and similar income of which from affiliated companies €5 (2003: €20; 2002: €9)	490	521	720
Interest and similar expenses of which from affiliated companies €32 (2003: €16; 2002: €21)	(790)	(911)	(1,040)

Interest expense, net	(300)	(390)	(320)

Income (loss) from securities and long-term receivables of which from affiliated companies €2 (2003: €1; 2002: €7)	18	(15)	84
Write-down of securities and long-term receivables	(122)	(19)	(71)
Other, net	(67)	69	(125)

Other financial income (loss), net	(171)	35	(112)

	(1,077)	(2,792)	2,206

        In 2004, the dilution of DaimlerChrysler's interest in MMC resulted in a loss of €135 million which is reflected in "Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method". Realized gains from DaimlerChrysler's currency hedging of the net investment in MMC of
€195 million are included in "Loss from companies included at equity."

        In 2003, MTU Friedrichshafen GmbH, a fully consolidated company of the Group, created a new company, MTU CFC Solutions GmbH ("MTU CFC"), and contributed all of its fuel cell activities into a new company for 100% ownership interest. Also in 2003, MTU CFC issued new shares to RWE Fuel Cells GmbH for a capital contribution. MTU Friedrichshafen GmbH did not participate in this increase in share capital causing the ownership interest of MTU Friedrichshafen GmbH in MTU CFC to dilute to 74.9%. As a result of this transaction, DaimlerChrysler realized a gain of €24 million, which is included in "gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method."

        The Group capitalized interest expenses related to qualifying construction projects of €70 million (2003: €100 million; 2002: €147 million).

9. Income Taxes

        Income before income taxes consists of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Germany	448	(736)	4,205
Non-German countries	3,087	1,332	1,720

	3,535	596	5,925

        The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies. In 2003, the write-down of the investment in EADS of
€1,960 million is also included.

        Income tax expense is comprised of the following components:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Current taxes
Germany	847	766	1,141
Non-German countries	923	(432)	(286)
Deferred taxes
Germany	(502)	172	(441)
Non-German countries	(91)	473	701

	1,177	979	1,115

        For German companies, the deferred taxes at December 31, 2004 were calculated using a federal corporate tax rate of 25% (2003: 25%; 2002: 26.5% for deferred taxes expected to reverse in 2003 and 25% for deferred taxes expected to reverse after 2003). Deferred taxes were also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% (2003: 12.125%; 2002: 11.842% for deferred taxes expected to reverse in 2003 and 12.125% for deferred taxes expected to reverse after 2003). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounted to 38.5% (2003: 38.5%; 2002: 39.8% for deferred taxes expected to reverse in 2003 and 38.5% for deferred taxes expected to reverse after 2003).

        In 2003, the German government enacted new tax legislation which, among other changes, provides that, beginning January 1, 2004, 5% of dividends received from German companies and 5% from certain gains from the sale of shares in affiliated and unaffiliated companies are no longer tax-free while losses from the sale of shares in affiliated and unaffiliated companies continue to be non-deductible. The change in tax legislation resulted in a deferred tax expense due to the deferred tax liabilities on the unrealized gains. The effect of the increase in the deferred tax liabilities of the Group's German companies was recognized in the year of enactment and as a result, a deferred tax expense of €64 million was included in the consolidated statement of income (loss) in 2003.

        In 2002, the German government enacted new tax legislation for the purpose of financing the flood disaster which, among other changes, increased the Group's statutory corporate tax rate for German companies from 25% to 26.5%, effective only for the calendar year 2003. The effect of the increase in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment and as a result, a net charge of €3 million was included in the consolidated statement of income (loss) in 2002.

        The effect of the tax law changes in Germany in 2003 and 2002 are reflected separately in the reconciliations presented below.

        A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German corporate tax rate for the calendar year of 25% (2003: 26.5%; 2002: 25%) plus a solidarity surcharge of 5.5% on federal corporate taxes payable plus the after federal tax benefit rate for trade taxes of 12.125% (2003: 11.842%; 2002: 12.125%) for a combined statutory rate of 38.5% in 2004 (2003: 39.8%; 2002: 38.5%) is as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Expected expense for income taxes	1,361	237	2,281
Foreign tax rate differential	(357)	(489)	(247)
Gains from sales of business interests (T-Systems ITS, TEMIC)	—	—	(1,012)
Trade tax rate differential	(43)	(37)	(34)
Non-deductible impairment of investment in EADS	—	780	—
Tax effect of equity method investments	291	159	1
Tax free income and non-deductible expenses	(88)	269	178
Effect of changes in German tax laws	—	64	3
Dividend distribution credit at DCAG	—	—	(57)
Other	13	(4)	2

Actual expense for income taxes	1,177	979	1,115

        In 2002, income tax credits from dividend distribution reflected the tax benefit from the 2001 dividend distribution of €1.00 per Ordinary Share paid in 2002.

        The Group has various open income tax years unresolved with the taxing authorities in various jurisdictions. The open years are either currently under review by certain taxing authorities or not yet under examination. The Group believes it has adequately accrued for any future income taxes that may be owed for all open years. In 2003, the line "foreign tax rate differential" above included a tax benefit and related interest of €571 million which resulted in connection with agreements reached with the U.S. tax authorities on a claim pertaining to additional research and development credits for tax years 1986 through 1998. In 2003, the line "tax free income and non-deductible expenses" included a tax expense and related interest of €318 million pertaining primarily to tax costs associated with developments resulting from the examination by the German tax authorities of the Group's German tax returns for the years 1994 to 1998.

        Deferred income tax assets and liabilities are summarized as follows:

	At December 31,
(in millions of €)	2004	2003
Property, plant and equipment	699	637
Investments and long-term financial assets	2,678	2,387
Equipment on operating leases	651	727
Inventories	671	565
Receivables	834	658
Net operating loss and tax credit carryforwards	2,643	3,252
Pension plans and similar obligations	4,315	4,121
Other accrued liabilities	5,460	4,573
Liabilities	3,000	2,454
Deferred income	1,371	1,069
Other	151	92

	22,473	20,535
Valuation allowances	(429)	(485)

Deferred tax assets	22,044	20,050

Intangible assets	(852)	(942)
Property, plant and equipment	(3,798)	(3,702)
Equipment on operating leases	(6,699)	(6,333)
Receivables	(4,540)	(4,158)
Prepaid expenses	(370)	(366)
Pension plans and similar obligations	(2,096)	(2,124)
Other accrued liabilities	(148)	(166)
Taxes on undistributed earnings of non-German subsidiaries	(307)	(331)
Liabilities	(887)	(1,020)
Other	(406)	(956)

Deferred tax liabilities	(20,103)	(20,098)

Deferred tax assets (liabilities), net	1,941	(48)

        At December 31, 2004, the Group had corporate tax net operating losses ("NOLs") amounting to
€1,705 million (2003: €2,991 million), trade tax NOLs amounting to €81 million (2003: €40 million) and tax credit carryforwards amounting to €1,640 million (2003: €1,700 million). The corporate tax NOLs mainly relate to losses of U.S. companies and are partly limited in their use to the Group. Of the total amount of corporate tax NOLs at December 31, 2004, €297 million expire at various dates from 2005 through 2009, €1,076 million expire in 2024 and €332 million can be carried forward indefinitely. The tax credit carryforwards relate to U.S. companies and are partly limited in their use to the Group. Of the total amount of credit carryforwards at December 31, 2004 €99 million expire from 2005 through 2019, €993 million expire in 2024 and €548 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use.

        The valuation allowances, which relate to deferred tax assets of foreign companies that management believes will more likely than not expire without benefit decreased by €56 million from December 31, 2003 to December 31, 2004. In future periods management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

        Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	At December 31, 2004		At December 31, 2003
(in millions of €)	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	4,130	1,861	2,688	1,982
Deferred tax liabilities	(2,189)	(2,099)	(2,736)	(595)

Deferred tax assets (liabilities), net	1,941	(238)	(48)	1,387

        DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €222 million (2003: €239 million) on €4,434 million (2003: €4,782 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €85 million (2003: €92 million) on the future payout of these foreign dividends to Germany because as of today, the earnings are not intended to be permanently reinvested in those operations.

        The Group did not provide income taxes or non-German withholding taxes on €9,626 million (2003: €7,891 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 ("Act"), that provides for a special one-time tax deduction of 85 percent of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. DaimlerChrysler North America Holding Corporation ("DCNAH"), a wholly-owned U.S. subsidiary of DaimlerChrysler, is analyzing the provisions of the Act and the feasibility of several alternative scenarios for the potential repatriation of a portion of the earnings of DCNAH's non-U.S. subsidiaries. Completion of the evaluation is subject to the attainment of clarifying guidance and legislative technical corrections of key elements of the repatriation provisions of the Act. The evaluation is expected to be completed within a reasonable period of time following the publication of the additional clarifying language and enactment into law of needed technical corrections. The range of reasonably possible amounts being considered for repatriation to the U.S., is zero to $2.7 billion. The related potential income tax expense ranges from zero to $0.2 billion.

        Including the items charged or credited directly to related components of stockholders' equity and the expense (benefit) of discontinued operations and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Expense for income taxes of continuing operations	1,177	979	1,115
Expense for income taxes of discontinued operations	—	202	62
Income tax benefit from changes in accounting principles	—	(35)	—
Stockholders' equity for items in accumulated other comprehensive loss	(754)	1,055	(2,699)
Stockholders' equity for U.S. employee stock option expense in excess of amounts recognized for financial purposes	(9)	—	—

	414	2,201	(1,522)

        In 2004, tax benefits of €2 million (2003: €105 million) from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. Discontinued Operations

        The results of MTU Aero Engines and the gain on sale are reported as discontinued operations and the Group's consolidated financial statements for all prior periods have been adjusted to reflect this presentation. However, for segment reporting purposes, the revenues and operating profit of MTU Aero Engines is included in the Other Activities segment revenues and operating profit in 2003 and 2002 (see Notes 4 and 35).

        The operating results of the discontinued operations are as follows:

	Year ended December 31,
(in millions of €)	2003	2002
Revenues	1,933	2,215
Income before income taxes	67	143
Income taxes	(53)	(62)
Minority interests	—	1

Earnings from discontinued operations	14	82

11. Cumulative Effects of Changes in Accounting Principles

        Variable Interest Entities. DaimlerChrysler adopted the provisions of FIN 46R pertaining to the consolidation of variable interest entities that are special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004 (see Note 3). The cumulative effect of adopting FIN 46R was a reduction of net income of €30 million, net of taxes of €35 million (€0.03 per share), recognized in the consolidated statement of income (loss) in 2003.

        Goodwill and Other Intangible Assets. DaimlerChrysler adopted SFAS 142, "Goodwill and Other Intangible Assets" on January 1, 2002. The after-tax transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 by DaimlerChrysler was €159 million (€0.16 per share), which represents the Group's proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS (see Note 12).

Notes to Consolidated Balance Sheets

12. Goodwill

        Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

        Changes in the carrying amount of goodwill as of December 31, 2004 compared to the previous year relate mainly to the initial consolidation of MFTBC (€253 million). Additions to goodwill relating to the other acquisitions amounted to €4 million (2003: €46 million). The remaining changes in the carrying amount of goodwill relate to currency translation adjustments and dispositions of businesses.

        At December 31, 2004 and 2003, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reporting segments are:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commerc. Vehicles	Services	Other Activities	total
2004	177	898	670	62	196	2,003
2003	160	969	425	62	200	1,816

        In connection with the transitional impairment evaluation required by SFAS 142, DaimlerChrysler performed an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, DaimlerChrysler (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002 and determined that there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

        Companies accounted for by DaimlerChrysler using the equity method, such as EADS, were also subject to the transitional impairment evaluation requirements of SFAS 142. DaimlerChrysler's proportionate share of its equity method investees' (primarily EADS) transitional goodwill impairment charge was €159 million (€0.16 per share). This transitional impairment charge and the related per share amount are reported as the cumulative effect of a change in accounting principles in the Group's consolidated statement of income (loss) for the year ended December 31, 2002 (see Note 11).

        DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was €51 million at December 31, 2004 (2003: €559 million). Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

13. Other Intangible Assets

        Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

        Other intangible assets comprise:

	At December 31,
(in millions of €)	2004	2003
Other intangible assets subject to amortization
Gross carrying amount	1,309	1,047
Accumulated amortization	(806)	(694)

Net carrying amount	503	353
Other intangible assets not subject to amortization	2,168	2,466

	2,671	2,819

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights (€260 million) as well as software developed or obtained for internal use (€204 million). The additions in 2004 of €215 million (2003: €178 million) with a weighted average useful life of 5 years primarily include software developed or obtained for internal use. The aggregate amortization expense for the years ended December 2004, 2003 and 2002, was €169 million, €178 million and €175 million, respectively.

        Estimated aggregate amortization expense for other intangible assets for the next five years is:

(in millions of €)	2005	2006	2007	2008	2009
Amortization expense	165	105	62	40	30

        Other intangible assets not subject to amortization represent primarily intangible pension assets.

14. Property, Plant and Equipment, net

        Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

        Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €245 million (2003: €195 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €34 million (2003: €19 million; 2002: €15 million).

        Future minimum lease payments due from property, plant and equipment under capital leases at December 31, 2004 amounted to €520 million and are due as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Future minimum lease payments	96	81	46	34	32	231

        The reconciliation of future minimum lease payments from capital lease agreements to the corresponding liabilities is as follows:

(in millions of €)	December 31, 2004
Amount of future minimum lease payments	520
Less interests included	147

Liabilities from capital lease agreements	373

15. Equipment on Operating Leases, net

        Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €26,017 million represent automobiles and commercial vehicles (2003: €23,653 million).

        Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2004 amounted to €11,922 million and are due as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Future lease payments	5,650	3,661	1,743	594	149	125

16. Inventories

	At December 31,
(in millions of €)	2004	2003
Raw materials and manufacturing supplies	1,746	1,569
Work-in-process	2,545	2,280
Finished goods, parts and products held for resale	12,792	11,350
Advance payments to suppliers	75	59

	17,158	15,258
Less: Advance payments received	(366)	(310)

	16,792	14,948

        Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €601 million (2003: €614 million). For the years 2004, 2003 and 2002, certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of sales by €9 million, €9 million and €42 million in 2004, 2003 and 2002, respectively.

        At December 31, 2004, inventories include €295 million of company cars of DaimlerChrysler pledged as collateral to the DaimlerChrysler Pension Trust e.V. The pledge was made in 2004 due to new requirement to provide collateral for certain vested employee benefits in Germany.

17. Trade Receivables

	At December 31,
(in millions of €)	2004	2003
Receivables from sales of goods and services	7,542	6,668
Allowance for doubtful accounts	(591)	(587)

	6,951	6,081

        As of December 31, 2004, €283 million of the trade receivables mature after more than one year (2003: €172 million).

        Changes in the allowance for doubtful accounts for trade receivables were as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Balance at beginning of year	587	629	646
Charged to costs and expenses	49	23	95
Amounts written off	(160)	(48)	(63)
Currency translation and other changes	115	(17)	(49)

Balance at end of year	591	587	629

18. Receivables from Financial Services

	At December 31,
(in millions of €)	2004	2003
Receivables from:
Wholesale	10,670	9,747
Retail	44,202	40,673
Other	3,020	3,483

	57,892	53,903
Allowance for doubtful accounts	(1,107)	(1,265)

	56,785	52,638

        Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to the dealer or loans for assets purchased by the dealer from third parties, primarily used vehicles traded in by the dealer's customer or real estate such as dealer showrooms.

        Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from DaimlerChrysler. The other receivables mainly represent investments in leases involving the purchase of non-automotive assets by parties other than the Group's dealers or retail customers.

        Wholesale receivables from the sale of vehicles from the Group's inventory to dealers as well as retail receivables from the sale of DaimlerChrysler's vehicles directly to a retail customer relate to the sale of its inventory. The cash flow effects of such receivables are presented as "net changes in inventory-related receivables from financial services" within the consolidated cash flows from operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to DaimlerChrysler's direct customers are classified as investing activities within the consolidated statements of cash flows.

        Receivables from financial services included €15 million and €98 million of receivables classified as held for sale at December 31, 2004 and 2003, respectively.

        Included in retail and other receivables are investments in finance leases involving minimum lease payments of €14,072 million and €14,298 million, unearned income of €(2,602) million and €(2,787) million, initial direct costs of €47 million and €63 million and estimated unguaranteed residual values of €660 million and €885 million at December 31, 2004 and 2003, respectively. Finance leases consist of sales-type leases of vehicles to the Group's direct retail customers, direct-financing leases of vehicles to its independent dealers' customers and investments in direct-financing leases involving non-automotive assets.

        As of December 31, 2004, receivables from financial services with a carrying amount of €35,598 million mature after more than one year (2003: €33,328 million).

        Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Balance at beginning of year	1,265	1,559	1,602
Charged to costs and expenses	467	553	1,004
Amounts written off	(413)	(492)	(639)
Reversals	(84)	(63)	(36)
Currency translation and other changes	(128)	(292)	(372)

Balance at end of year	1,107	1,265	1,559

        Receivables from financial services are generally secured by vehicles or other assets. Contractual payments from the receivables from financial services at December 31, 2004 amounted to €61,300 million and are as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Maturities	23,019	11,769	10,010	6,811	4,111	5,580

        Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

        Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of wholesale and retail receivables to third parties, which typically results in the derecognition of the transferred receivables from the balance sheet. Retained interests in sold receivables are classified as other assets in the Group's consolidated balance sheets (see Note 19). For additional information on retained interests in sold receivables and the sale of receivables from financial services, see Note 34.

19. Other Assets

	At December 31,
(in millions of €)	2004	2003
Receivables from affiliated companies	1,174	1,172
Receivables from related companies[1]	588	922
Retained interests in sold receivables and subordinated asset backed certificates	2,202	3,157
Other receivables and other assets	9,221	11,485

	13,185	16,736
Allowance for doubtful accounts	(261)	(888)

	12,924	15,848

1     Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

        As of December 31, 2004, €3,494 million of the other assets mature after more than one year (2003: €6,617 million).

        Changes in the allowance for doubtful accounts for other assets were as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Balance at beginning of year	888	723	726
Charged to costs and expenses	61	134	28
Amounts written off	(702)	(2)	(11)
Currency translation and other changes	14	33	(20)

Balance at end of year	261	888	723

20. Securities, Investments and Long-Term Financial Assets

        Information with respect to the Group's total investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. The carrying amounts of participations (investments that are not accounted for under the equity method) and long-term (marketable) securities which are shown among "Investments and long-term financial assets" in the Consolidated Balance Sheets are comprised of the following:

	At December 31,
(in millions of €)	2004	2003
Participations with a quoted marked price	503	802
Participations without a quoted marked price	277	318

Participations	780	1,120

Long-term securities	599	353

        The main changes in investments in related companies were caused by the reclassification of the interest in MMC (see Note 3) and the sale of the stake in HMC (see Note 4).

        Investments without a quoted market price were tested for impairment when an impairment indicator has occurred. In 2004, investments without a quoted marked price with carrying amounts of €20 million were tested for impairment. As of December 31, 2004, unrealized losses have not occurred. The disclosure of short-term securities is made in the Consolidated Balance Sheets among "Securities" and is recorded separately in available-for-sale and trading:

	At December 31,
(in millions of €)	2004	2003
Available-for-sale	3,725	3,136
Trading	159	132

Short-term securities	3,884	3,268

        As of December 31, 2004, the table below shows the (amortized) costs, fair values, gross unrealized holding gains and losses per security class of investments with a quoted marked price, long-term and short-term available-for-sale securities. The aggregate amounts of unrealized losses of investments which are in a continuous unrealized loss position for less than 12 months and the aggregate amounts of unrealized losses of investments which are in a continuous unrealized loss position for 12 months or longer are shown separately together with their appropriate fair values.

				Unrealized Loss less 1 year		Unrealized Loss 1 year or more		Unrealized Loss total
(in millions of €)	Cost	Fair value	Unrealized Gain	Fair value	Unrealized Loss	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	560	948	394	—	—	134	6	134	6
Equity-based funds	175	175	—	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	360	360	1	—	—	1	1	1	1
Debt securities issued by non-German governments	128	132	4	—	—	—	—	—	—
Corporate debt securities	1,718	1,726	12	96	4	—	—	96	4
Mortgage-backed securities	361	361	1	41	1	—	—	41	1
Securities backed by other assets	170	170	—	—	—	—	—	—	—
Other debt securities	819	820	1	—	—	—	—	—	—
Debt-based funds	135	135	—	—	—	—	—	—	—

	4,426	4,827	413	137	5	135	7	272	12

        As of December 31, 2003, these values are as follows:

				Unrealized Loss less 1 year		Unrealized Loss 1 year or more		Unrealized Loss total
(in millions of €)	Cost	Fair value	Unrealized Gain	Fair value	Unrealized Loss	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	600	1,023	423	—	—	—	—	—	—
Equity-based funds	141	141	—	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	248	248	—	—	—	—	—	—	—
Debt securities issued by non-German governments	338	343	5	—	—	—	—	—	—
Corporate debt securities	1,478	1,492	18	228	4	—	—	228	4
Mortgage-backed securities	570	572	3	229	1	—	—	229	1
Securities backed by other assets	132	132	—	—	—	—	—	—	—
Other debt securities	201	205	4	—	—	—	—	—	—
Debt-based funds	133	135	2	—	—	—	—	—	—

	3,841	4,291	455	457	5	—	—	457	5

        The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,
(in millions of €)	2004	2003
Due within one year	1,157	779
Due after one year through five years	1,624	1,366
Due after five years through ten years	330	422
Due after more than ten years	458	425

	3,569	2,992

        Proceeds from disposals of long-term and short-term available-for-sale securities were €3,702 million (2003: €2,743 million; 2002: €5,254 million). Gross realized gains from sales of these securities were €254 million (2003: €8 million; 2002: €157 million), while gross realized losses were €3 million (2003: €15 million; 2002: €23 million). The proceeds and realized gains from the sale of the stake in HMC are included in these figures (see Note 4). The proceeds from the sale of the stake in HMC are shown in the Consolidated Statements of Cash Flows among the line item "Proceeds from disposals of businesses", the remaining proceeds are disclosed in the line item "Proceeds from sales of securities (other than trading)."

        The unrealized gains included in the 2004 statement of income related to trading securities were €2 million (2003: €10 million; 2002: €6 million). Unrealized losses have not occurred in 2004 (2003: -; 2002: €1 million) for these securities.

        DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

        Other securities classified as cash equivalents were approximately €3.6 billion and €5.3 billion at December 31, 2004 and 2003, respectively, and consisted primarily of repos, commercial paper and certificates of deposit.

21. Liquid Assets

        Liquid assets recorded under various balance sheet captions are as follows:

	At December 31,
(in millions of €)	2004	2003	2002
Cash and cash equivalents[1]
originally maturing within 3 months	7,381	10,767	9,100
originally maturing after 3 months	390	250	30

Total cash and cash equivalents	7,771	11,017	9,130
Securities	3,884	3,268	3,293
Other	—	—	5

	11,655	14,285	12,428

1
Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit.

22. Prepaid Expenses

        Prepaid expenses are comprised of the following:

	At December 31,
(in millions of €)	2004	2003
Prepaid pension cost	246	260
Other prepaid expenses	784	835

	1,030	1,095

        As of December 31, 2004, €435 million of the total prepaid expenses mature after more than one year (2003: €434 million).

23. Stockholders' Equity

        Number of Shares Issued and Outstanding as well as Treasury Stock. DaimlerChrysler had issued and outstanding 1,012,824,191 registered Ordinary Shares of no par value at December 31, 2004 and 2003. Each share represents a nominal value of €2.60 of capital stock.

        In 2004, DaimlerChrysler purchased approximately 0.8 million (2003: 1.3 million; 2002: 1.1 million) Ordinary Shares in connection with an employee share purchase plan, of which 0.8 million (2003: 1.3 million; 2002: 1.1 million) were re-issued to employees.

        Authorized and Conditional Capital. On April 7, 2004, the annual meeting authorized the Board of Management through October 7, 2005, to acquire treasury stock for certain defined purposes up to a pro rata amount of the share capital attributable to each share of €263 million of capital stock, representing nearly 10% of issued and outstanding capital stock.

        On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling €500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling €500 million and to increase capital stock by issuing Ordinary Shares to employees totaling €26 million.

        DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to €15 billion prior to April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed €300 million of capital stock. DaimlerChrysler is also entitled to grant rights for issuing up to 96 million new shares (representing up to a pro rata amount of the share capital attributable to each share of approximately €250 million of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005.

        From the Stock Option Plan 1996 on December 31, 2004, outstanding rights in a nominal volume of €0.1 million could result in 46,230 new shares of DaimlerChrysler AG. In 2004 and 2003, no options were exercised from this Plan, while 7,035 Ordinary Shares were issued upon exercise of options from the Stock Option Plan 1996 in 2002.

        Convertible Notes. In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of €66.83 per note. These convertible notes represented at the date of issue a nominal amount of €508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise. On June 14, 2002, the mandatory conversion date, 7,572,881 notes were converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of €52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002, and June 7, 2002. Because this conversion price was below the adjusted minimum conversion price of €53.19, the number of shares was calculated based on the adjusted minimum conversion price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of €52.72 amounting to a total cash payment of €0.4 million.

        During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of €613 million (with nominal value of €511 each), which entitled the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represents newly issued shares totaling €383 million) of DaimlerChrysler. According to the note agreements the option price per share was €42.67 in consideration of exchange of the notes or €44.49 in cash. The warrants expired on June 18, 2003. In 2003 (until June 18) 20,698 (2002: 50) Ordinary Shares were issued as a result of exercises of warrants. The repayment for the remaining options was made on July 5, 2003.

        Comprehensive Income/(Loss). The changes in the components of accumulated other comprehensive loss are as follows:

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
(in millions of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):
Unrealized holding gains (losses)	277	(10)	267	731	(146)	585	122	(77)	45
Reclassification adjustments for (gains) losses included in net income (loss)	(592)	119	(473)	(255)	77	(178)	(223)	43	(180)

Unrealized gains (losses) on securities	(315)	109	(206)	476	(69)	407	(101)	(34)	(135)
Unrealized gains (losses) on derivatives hedging variability of cash flows:
Unrealized derivative gains (losses)	1,765	(693)	1,072	4,406	(1,682)	2,724	2,417	(952)	1,465
Reclassification adjustments for (gains) losses included in net income (loss)	(2,383)	942	(1,441)	(2,506)	944	(1,562)	(111)	48	(63)

Unrealized derivative gains (losses)	(618)	249	(369)	1,900	(738)	1,162	2,306	(904)	1,402
Minimum pension liability adjustments	(1,224)	476	(748)	662	(218)	444	(10,022)	3,721	(6,301)
Foreign currency translation adjustments	(611)	(80)	(691)	(1,531)	(30)	(1,561)	(3,154)	(84)	(3,238)

Changes in other comprehensive income/(loss)	(2,768)	754	(2,014)	1,507	(1,055)	452	(10,971)	2,699	(8,272)

        Exchange rate effects on the components of other comprehensive income principally are shown within changes of the cumulative translation adjustment.

        Effective October 1, 2004, the Chrysler Group prospectively changed the functional currency of DaimlerChrysler Canada Inc. ("DCCI"), its Canadian subsidiary, from the U.S. dollar to the Canadian dollar. This change resulted from several significant economic and operational changes within DCCI, including a reduction of U.S. sourced components. The initial implementation of this change in functional currency had the effect of increasing the value of the net assets of the Group and the accumulated other comprehensive loss by €179 million.

        Miscellaneous. Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2004, DaimlerChrysler management has proposed a distribution of €1,519 million (€1.50 per share) of the 2004 earnings of DaimlerChrysler AG as a dividend to the stockholders.

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

        Stock Option Plans. In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

        The table below shows the basic terms of options issued (in millions) under the Stock Option Plan 2000:

				At December 31, 2004
Year of Grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	13.5	13.5
2001	€55.80	€66.96	18.7	17.2	17.2
2002	€42.93	€51.52	20.0	18.9	9.5
2003	€28.67	€34.40	20.5	19.4	—
2004	€36.31	€43.57	18.0	17.5	—

        DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provided for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans were evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond could have been converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion was at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) had been held for a 24 month waiting period.

        The basic terms of the bonds and the related stock options issued (in millions) under these plans are as follows:

				At December 31, 2004
			Related stock options granted
Bonds granted in	Stated interest rate	Conversion price		Stock options outstanding	Stock options exercisable
1996	5.9%	€42.62	0.9	—	—
1997	5.3%	€65.90	7.4	5.0	—
1998	4.4%	€92.30	8.2	5.8	—

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

        Analysis of the stock options issued is as follows (options in millions; per share amounts in €):

	2004		2003		2002
	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share
Balance at beginning of year	71.6	55.18	53.1	63.40	33.6	70.43
Options granted	18.0	43.57	20.5	34.40	20.0	51.52
Exercised	—	—	—	—	—	—
Forfeited	(1.4)	40.79	(1.2)	51.83	(0.5)	61.29
Expired	(1.7)	65.92	(0.8)	74.76	—	—
Outstanding at year-end	86.5	52.78	71.6	55.18	53.1	63.40
Exercisable at year-end	40.2	65.92	23.1	71.71	7.6	74.56

        For the year ended December 31, 2004, the Group recognized compensation expense on stock options (before taxes) of €119 million (2003: €95 million; 2002: €57 million).

        The fair values of the DaimlerChrysler stock options issued in 2004, 2003 and 2002, were measured at the grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. For options granted to the Board of Management in 2004 and for which — according to the recommendations of the German Corporate Governance Code — the Presidential Committee can impose a limit or reserve the right to impose such a limit in the case of exceptional and unpredictable developments, are calculated with the intrinsic value at December 31. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

	2004	2003	2002
Expected dividend yield	4.4%	5.6%	2.0%
Expected volatility	33%	35%	30%
Risk-free interest rate	2.6%	2.9%	4.2%
Expected lives (in years)	3	3	3
Fair value per option	€7.85	€6.00	€18.70
Total value by award	131.9	123.0	374.0

        Unearned compensation expense (before taxes) of all outstanding and unvested stock options as of December 31, 2004, that are not subject to a possible limitation according the recommendation of the German Corporate Governance Code, totals €125 million (2003: €122 million; 2002: €104 million).

        Stock Appreciation Rights Plans. In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued

11.4 million SARs at an exercise price of €89.70 each ($98,76 for Chrysler employees), of which 8.6 million SARs are outstanding and exercisable at December 31, 2004.

        As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

        In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 13.1 million SARs are outstanding and exercisable at December 31, 2004. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

        A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2004, 2003 and 2002, is presented below (SARs in millions; per share amounts in €):

	2004		2003		2002
	Number of SARs	Weighted- average excercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price
Outstanding at beginning of year	36.3	74.24	40.3	79.13	42.5	84.75
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(3.8)	72.54	(4.0)	75.00	(2.2)	78.31
Outstanding at year-end	32.5	71.37	36.3	74.24	40.3	79.13
SARs exercisable at year-end	32.5	71.37	36.3	74.24	40.3	79.13

        Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2004, 2003 and 2002, the Group recognized no compensation expense in connection with SARs, because the options underlying exercise prices were greater than the market price for DaimlerChrysler Ordinary Shares at December 31, 2004.

        Medium Term Incentive Awards. The Group grants medium term incentives to certain eligible employees that track, among others, the market value of the DaimlerChrysler Ordinary Shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. The Group issued 0.7 million medium term incentives in 2004 (2003: 1.3 million; 2002: 1.2 million).

        For the year ended December 31, 2004, the Group recognized compensation expense (before taxes) of €12 million (2003: €35 million; 2002: €20 million) in connection with the medium term incentive awards.

25. Accrued Liabilities

        Accrued liabilities are comprised of the following:

	At December 31,		At December 31,
	2004		2003
(in millions of €)	Total	Due after one year	Total	Due after one year
Pension plans and similar obligations (see Note 25a)	13,923	12,634	13,467	12,275
Income and other taxes	3,134	1,674	2,794	946
Other accrued liabilities (see Note 25b)	24,509	8,609	22,911	8,662

	41,566	22,917	39,172	21,883

a)    Pension Plans and Similar Obligations

        Pension plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2004	2003
Pension liabilities (pension plans)	5,606	4,951
Other postretirement benefits	8,021	8,203
Other benefit liabilities	296	313

	13,923	13,467

        The increase of the pension liabilities of €0.7 billion resulted primarily from the first-time consolidation of MFTBC.

        The decrease in accrued other postretirement benefits of €0.2 billion resulted mainly from lower provisions due to the Medicare Act in the U.S.

        DaimlerChrysler implemented in 2001 restructuring plans at Freightliner and Chrysler Group (see Note 7), including certain workforce reduction initiatives. The impacts on the pension and postretirement obligations resulting from settlements and curtailments of these turnaround plans are contained in the following disclosures.

Pension Plans

        The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

        Investment Policies and Strategies. At December 31, 2004, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 2,570,150 of DaimlerChrysler Ordinary Shares in a German Plan with a market value of €91 million. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2004 and 2003, and target allocation for the year 2005, are as follows:

	Plan Assets German Plans			Plan Assets Non-German Plans
(in % of plan assets)	2005 planned	2004	2003	2005 planned	2004	2003
Equity securities	57	57	57	67	66	65
Debt securities	36	36	37	23	28	30
Real estate	3	2	3	6	4	4
Other	4	5	3	4	2	1

        Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for the major pension funds. DaimlerChrysler uses the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to the liability structure. The resulting Model Portfolio allocation aims at minimizing the economic cost of defined benefit schemes. At the same time the risks should be limited to an appropriate level.

        The Model Portfolio is then expanded to a Benchmark Portfolio. The Benchmark Portfolio matches the asset class weights in the Model portfolio and expands the asset classes by adding of sub-asset-classes with corresponding weights to implement an actual portfolio. By application of Modern Portfolio Theory an optimal one year target allocation is determined. This target allocation is then implemented and the performance in the current year is tracked against the benchmark portfolio.

        The entire process is overseen by investment committees which consist of senior financial management especially from treasury and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations, and review the risks and results of the major pension funds and approve the selection and retention of external managers of specific portfolios.

        The majority of investments are in international blue chip equities on the one hand and high quality government and corporate bonds on the other hand. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to highly promising markets such as Private Equity, High Yield Debt, Convertibles and Emerging Markets. Internal controlling units monitor all investments strictly and regularly. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

        Funded Status.    The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

	At December 31, 2004			At December 31, 2003
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	32,132	11,165	20,967	32,949	10,941	22,008
Foreign currency exchange rate changes	(1,351)	—	(1,351)	(3,287)	—	(3,287)
Service cost	681	256	425	600	256	344
Interest cost	1,878	586	1,292	2,029	632	1,397
Plan amendments	67	—	67	657	5	652
Actuarial losses	2,146	1,110	1,036	1,324	124	1,200
Dispositions	—	—	—	(377)	(361)	(16)
Acquisitions and other	794	—	794	334	94	240
Settlement/curtailment loss	192	61	131	29	1	28
Benefits paid	(2,091)	(550)	(1,541)	(2,126)	(527)	(1,599)

Projected benefit obligations at end of year	34,448	12,628	21,820	32,132	11,165	20,967

Change in plan assets:
Fair value of plan assets at beginning of year	26,328	8,183	18,145	24,544	6,789	17,755
Foreign currency exchange rate changes	(1,252)	—	(1,252)	(2,692)	—	(2,692)
Actual return on plan assets	2,854	664	2,190	4,239	983	3,256
Employer contributions	1,649	638	1,011	2,056	855	1,201
Plan participant contributions	19	—	19	18	—	18
Dispositions	—	—	—	(18)	(7)	(11)
Acquisitions and other	188	—	188	128	—	128
Benefits paid	(1,982)	(466)	(1,516)	(1,947)	(437)	(1,510)

Fair value of plan assets at end of year	27,804	9,019	18,785	26,328	8,183	18,145

        A reconciliation of the funded status, which is the difference between the projected benefit obligations and the fair value of plan assets, to the amounts recognized in the Consolidated Balance Sheets is as follows:

	At December 31, 2004			At December 31, 2003
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Funded status	6,644	3,609	3,035	5,804	2,982	2,822
Amounts not recognized:
Unrecognized actuarial net losses	(11,356)	(4,166)	(7,190)	(10,438)	(3,244)	(7,194)
Unrecognized prior service cost	(2,143)	(2)	(2,141)	(2,545)	(4)	(2,541)
Unrecognized net obligation at date of initial application	—	—	—	(5)	—	(5)
Net assets recognized	(6,855)	(559)	(6,296)	(7,184)	(266)	(6,918)
Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension cost	(246)	—	(246)	(260)	—	(260)
Accrued pension liability	5,606	2,927	2,679	4,951	2,355	2,596
Intangible assets	(2,074)	—	(2,074)	(2,466)	—	(2,466)
Accumulated other comprehensive loss	(10,141)	(3,486)	(6,655)	(9,409)	(2,621)	(6,788)
Net assets recognized	(6,855)	(559)	(6,296)	(7,184)	(266)	(6,918)

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

        The following weighted average assumptions were used to determine benefit obligations:

	German Plans			Non-German Plans
	2004	2003	2002	2004	2003	2002
(in %)
Average assumptions:
Discount rate	4.8	5.3	5.8	5.8	6.2	6.7
Rate of long-term compensation increase	3.0	3.0	3.0	4.5	4.5	5.4

        The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
	2004	2003	2002	2004	2003	2002
(in %)
Average assumptions:
Discount rate	5.3	5.8	6.0	6.2	6.7	7.4
Expected return on plan assets (at the beginning of the year)	7.5	7.5	7.9	8.5	8.5	10.1
Rate of long-term compensation increase	3.0	3.0	3.0	4.5	5.4	5.4

        Expected Return on Plan Assets.    The expected rate of return for U.S. plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected returns for the asset classes in the portfolios. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. Accordingly, negative returns during one or several years may not significantly change the historical long term rate of return such as to necessitate or warrant revision of the expected long term rate of return for U.S. plans.

        A similar process is implemented to determine the expected rate of return on plan assets for German Plans. Both capital market surveys as well as the expertise of major banks and industry professionals are used to determine the expected rate of return on plan assets.

        The expected rate of return on plan assets set for 2002 was 7.9% for German Plans and 10.1% for non-German Plans (primarily U.S. plans). During 2002, the Investment Committees of DaimlerChrysler decided to gradually shift the pension fund portfolio asset distribution towards a mix more heavily weighted with fixed income assets, which by definition, would modestly lower return expectations. Also at that time, the Investment Committees' analysis of market trends caused management to believe that future long-term returns for equities and fixed income assets would be lower than the returns experienced over the previous 25 years. The expected rates of return were therefore lowered to 7.5% for German plans and 8.5% for non-German plans as of January 1, 2003, which remained consistent through December 31, 2004.

        For 2005, the expected rates of return on plan assets are the same as the rates applied in 2004.

        Net Pension Cost.    The components of net pension cost were for the years ended December 31, 2004, 2003 and 2002, as follows:

	2004			2003			2002
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Service cost	681	256	425	600	256	344	610	226	384
Interest cost	1,878	586	1,292	2,029	632	1,397	2,251	629	1,622
Expected return on plan assets	(2,339)	(614)	(1,725)	(2,379)	(509)	(1,870)	(3,287)	(595)	(2,692)
Amortization of:
Unrecognized net actuarial (gains) losses	372	141	231	226	173	53	77	74	3
Unrecognized prior service cost	292	—	292	287	—	287	291	—	291
Unrecognized net obligation	—	—	—	—	—	—	1	—	1
Net periodic pension cost (benefit)	884	369	515	763	552	211	(57)	334	(391)
Settlement/curtailment loss	64	—	64	74	50	24	209	1	208
Net pension cost (benefit)	948	369	579	837	602	235	152	335	(183)

        Contributions.    Employer contributions to the Group's defined benefit pension plans were €1,649 million and €2,056 million for the years ended December 31, 2004 and 2003, respectively. The employer contribution to the Group's defined benefit pension plans is expected to approximate €1.5 billion in 2005, of which €0.5 million is estimated to be needed to satisfy minimum funding and contractual requirements and an additional €1.0 billion is expected to be contributed at the Group's discretion. The Group anticipates that the expected 2005 employer contribution will comprise €1.5 billion in cash.

        Estimated Future Pension Benefit Payments.    Pension benefits pertaining to the Group's German and non-German plans were €550 million and €1,541 million, respectively during 2004, and €527 million and
€1,599 million, respectively during 2003. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximates €23.0 billion and are expected to be paid as follows:

	2005	2006	2007	2008	2009	2010- 2014
(in billions of €)
German Plans	0.5	0.6	0.6	0.6	0.7	3.7
Non-German Plans	1.5	1.5	1.5	1.6	1.7	8.5
Total	2.0	2.1	2.1	2.2	2.4	12.2

        Accumulated Benefit Obligation.    For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligation and plan assets are presented as follows:

	At December 31,	At December 31,	At December 31,
	2004	2003	2002
(in millions of €)
Projected benefit obligation	33,749	31,487	32,300
Accumulated benefit obligation	32,627	30,547	31,206
Plan Assets	27,141	25,660	23,882

        The pretax increase of the minimum pension liability in 2004 resulted in a reduction of stockholders' equity by €1,224 million and is included in other comprehensive income (loss). In 2003 there was a pretax increase of stockholders' equity included in other comprehensive income (loss) of €662 million for the years ended December 31, respectively.

Other Postretirement Benefits

        Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler, the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

        Investment Policies and Strategies.    At December 31, 2004, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and administer the plans. The Group's other benefit plan asset allocation at December 31, 2004 and 2003, and target allocations for 2005 are as follows:

	2005 planned	2004	2003
(in % of plan assets)
Equity securities	65	68	68
Debt securities	35	32	32
Real estate	—	—	—

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

        The majority of investments reflects the asset classes designated by the Benchmark Portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets (approximately 5%) is allocated to highly promising markets such as High Yield Debt and Emerging Markets. Internal controlling units monitor all investments strictly and regularly. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

        Funded Status.    The following information is presented with respect to the Group's postretirement benefit plans:

	At December 31,
	2004	2003
(in millions of €)
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations at beginning of year	14,910	15,933
Foreign currency exchange rate changes	(1,053)	(2,553)
Service cost	255	278
Interest cost	863	983
Plan amendments	4	(383)
Actuarial losses	127	1,242
Acquisitions and other	—	198
Settlement/curtailment loss	46	11
Benefits paid	(797)	(799)

Accumulated postretirement benefit obligations at end of year	14,355	14,910

Change in plan assets:
Fair value of plan assets at beginning of year	1,531	2,232
Foreign currency exchange rate changes	(132)	(490)
Actual gains (losses) on plan assets	160	379
Employer contributions (withdrawals)	—	(673)
Dispositions/Acquisitions	—	137
Benefits paid	(12)	(54)

Fair value of plan assets at end of year	1,547	1,531

        A reconciliation of the funded status, which is the difference between the accumulated postretirement benefit obligations and the fair value of plan assets, to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

	At December 31,
	2004	2003
(in millions of €)
Funded status	12,808	13,379
Amounts not recognized:
Unrecognized actuarial net losses	(4,721)	(5,114)
Unrecognized prior service cost	(66)	(62)

Net liability recognized	8,021	8,203

        Impact of the Medicare Act.    In the U.S., the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") resulted in an overall reduction of the accumulated postretirement benefit obligation for postretirement health and life insurance benefits to €997 million as of January 1, 2004. The impact of the remeasurement of the accumulated postretirement benefit obligation is being amortized over the average service period of employees eligible for postretirement benefits beginning January 1, 2004. Consequently, the net periodic postretirement benefit cost for 2004 has been reduced by €148 million.

        Estimated Future Subsidies due to Medicare Act.    The total estimated future subsidies due to Medicare Act for the next 10 years approximate €460 million and are expected to be received as follows:

	2005	2006	2007	2008	2009	2010- 2014
(in billions of €)
Medicare Act	—	40	43	45	48	284

        Contributions.    DaimlerChrysler did not make any contributions to its other postretirement plans in 2004 or 2003 and does not plan to make any contributions in 2005.

        Assumptions.    Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

        The weighted average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31 were as follows (in %):

	2004	2003	2002
Average assumptions:
Discount rate	6.0	6.3	6.8
Health care inflation rate in following (or "base") year	8.0	8.0	10.0
Ultimate health care inflation rate (2011/2008/2008)	5.0	5.0	5.0

        The weighted average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans were as follows (in %):

	2004	2003	2002
Average assumptions:
Discount rate	6.3	6.8	7.4
Expected return on plan assets (at the beginning of the year)	8.5	8.5	10.5
Health care inflation rate in following (or "base") year	8.0	10.0	6.9
Ultimate health care inflation rate (2008)	5.0	5.0	5.0

        U.S. postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets so the expected rate of return is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets described above also applies to postretirement plan assets.

        The assumptions have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed ultimate health care cost inflation rates as from 2011:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
(in millions of €)
Effect on total of service and interest cost components	156	(126)
Effect on accumulated postretirement benefit obligations	1,720	(1,422)

        For 2005, the expected rate of return on plan assets is the same as the rate applied in 2004.

        Net Postretirement Benefit Cost.    The components of net periodic postretirement benefit cost for the years ended December 31, 2004, 2003 and 2002, were as follows:

	2004	2003	2002
(in millions of €)
Service cost	255	278	262
Interest cost	863	983	1,062
Expected return on plan assets	(159)	(217)	(345)
Amortization of:
Unrecognized net actuarial (gains) losses	208	220	38
Unrecognized prior service cost	3	24	76
Net periodic postretirement benefit cost	1,170	1,288	1,093
Settlement/curtailment loss	3	2	26
Net postretirement benefit cost	1,173	1,290	1,119

        The components of the reduction of net periodic postretirement benefit cost in 2004 resulting from the Medicare Act were as follows:

2004
(in millions of €)
Service cost	19
Interest cost	62
Amortization of unrecognized net actuarial losses	67
Total reduction	148

        Estimated Future Postretirement Benefit Payments.    Postretirement benefits paid pertaining to the Group's plans were €797 million and €799 million during 2004 and 2003, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate €9.2 billion and are expected to be paid as follows:

	2005	2006	2007	2008	2009	2010- 2014
(in billions of €)
Other postretirement benefits	0.7	0.8	0.9	0.9	0.9	5.0

        Prepaid Employee Benefits.    In 1996, DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2004 and 2003, the VEBA trust had a balance of €2,023 million and €2,017 million, respectively, of which €1,474 million and
€1,433 million, respectively, were designated and restricted for the payment of postretirement health care benefits. No contributions to the VEBA trust were made in 2004, 2003 and 2002. DaimlerChrysler does not expect to make any contributions to the VEBA trust in 2005.

b) Other Accrued Liabilities

        Other accrued liabilities consisted of the following:

	At December 31,
	2004	2003
(in millions of €)
Product guarantees	10,877	9,230
Accrued sales incentives	4,680	5,119
Accrued personnel and social costs	2,784	2,282
Restructuring measures	250	410
Other	5,918	5,870

	24,509	22,911

        The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 32). The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

        The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)
Balance at January 1, 2003	9,353
Currency change	(776)
Utilizations	(4,581)
Product guarantees issued in 2003	5,364
Other changes from product guarantees issued in prior periods	(130)

Balance at December 31, 2003	9,230

Currency change and change in consolidated companies	334
Utilizations	(4,712)
Product guarantees issued in 2004	4,807
Other changes from product guarantees issued in prior periods	1,218

Balance at December 31, 2004	10,877

        The amount included in the line item "product guarantees issued in 2003 respective 2004" represents the additions to the accruals for product guarantees recognized in the corresponding year for products sold in this year.

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

(in millions of €)
Balance at January 1, 2003	1,061
Currency change	(170)
Deferred revenue current year	693
Earned revenue current year	(455)

Balance at December 31, 2003	1,129

Currency change	(74)
Deferred revenue current year	538
Earned revenue current year	(478)

Balance at December 31, 2004	1,115

        Accruals for restructuring measures comprise certain employee termination benefits and other costs that are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

	Termination benefits	Exit costs	Total liabilities
(in millions of €)
Balance at January 1, 2002	573	617	1,190
Utilizations, transfers and currency change	(461)	(358)	(819)
Reductions	(57)	(39)	(96)
Additions	323	160	483

Balance at December 31, 2002	378	380	758

Utilizations, transfers and currency change	(355)	(209)	(564)
Reductions	(10)	(27)	(37)
Additions	226	27	253

Balance at December 31, 2003	239	171	410

Utilizations, transfers and currency change	(200)	(39)	(239)
Reductions	(24)	(54)	(78)
Additions	156	1	157

Balance at December 31, 2004	171	79	250

        In connection with the Group's restructuring measures, provisions were recorded in 2004, 2003 and 2002, principally within Chrysler Group (see Note 7). In addition, accruals for restructuring measures were recorded in 2002 within Commercial Vehicles.

        Additions to accruals for termination benefits in 2004 amounted to €156 million (2003: €226 million; 2002: €323 million). The amount recorded in 2004 was primarily related to the Chrysler Group's turnaround plan, which was initiated in 2001.

        Termination benefits of €127 million were paid in 2004 (2003: €229 million; 2002: €431 million). These termination benefits were completely charged against previously established liabilities (2003: €228 million; 2002: €359 million).

        In connection with its restructuring efforts in 2004, workforce reductions impacted approximately 6,180 employees (2003: 4,410; 2002: 11,500). At December 31, 2004, the Group had liabilities for estimated future terminations of approximately 1,120 employees.

        Additions to the accruals for exit costs of €27 million in 2003 and most of the accruals for exit costs in 2002 (€302 million) were related to supplier contract cancellation and facility deactivation costs in connection with the termination of production activities and product programs within the Chrysler Group (see Note 7). The Commercial Vehicles segment accrued €62 million in exit costs in 2002, which were primarily related to costs associated with dealer contract terminations in the U.S. and France. Minor amounts accrued in 2002 were related to several restructuring programs within the Other Activities segment.

        The payments for exit costs amounted to €107 million in 2004 (2003: €174 million; 2002: €288 million), of which €101 million (2003: €167 million; 2002: €258 million) were charged against previously established liabilities.

26. Financial Liabilities

		At December 31,
		2004	2003
(in millions of €)
Short-term:
Notes/Bonds		11,122	9,975
Commercial paper		6,824	7,048
Liabilities to financial institutions		10,254	6,183
Liabilities to affiliated companies		438	344
Deposits from direct banking business		2,945	3,041
Loans, other financial liabilities		1,123	475
Liabilities from capital lease and residual value guarantees		1,422	1,189

Short-term financial liabilities (due within one year)		34,128	28,255

Long-term:	Maturities
Notes/Bonds	2006-
of which due in more than five years	2097
€10,492 (2003: €11,213)		33,919	37,802
Liabilities to financial institutions	2006-
of which due in more than five years	2019
€1,264 (2003: €1,812)		6,807	7,911
Deposits from direct banking business of which due in more than five years €9 (2003: €22)		179	97
Loans, other financial liabilities of which due in more than five years €2 (2003: €13)		145	400
Liabilities from capital lease and residual value guarantees of which due in more than five years €210 (2003: €207)		1,442	1,225

Long-term financial liabilities		42,492	47,435

		76,620	75,690

        Weighted average interest rates for notes/bonds, commercial paper, liabilities to financial institutions and deposits from direct banking business are 5.22%, 2.66%, 4.47% and 2.35%, respectively, at December 31, 2004.

        Commercial papers are primarily denominated in euros and U.S. dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance, liens and assignment of receivables of approximately €2,232 million (2003: €1,714 million).

        DaimlerChrysler Corporation ("DCC") maintains a Trade Payables Agreement with General Electric Capital Corporation ("GECC") to provide financial flexibility to DCC and its suppliers. GECC pays participating suppliers on accelerated payment terms for a discount on the invoiced amount. DCC then pays GECC under the terms of the original invoice from the supplier. To the extent GECC can realize favorable economics from the transactions, they are shared with DCC. The program will terminate in the first half of 2005. The outstanding balance due GECC at December 31, 2004 and 2003, was €410 million and €416 million, respectively, shown within other short term financial liabilities in the table above.

        Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2005	2006	2007	2008	2009	thereafter
(in millions of €)
Financial liabilities	34,459	14,095	8,681	4,478	3,051	11,226

        At December 31, 2004, the Group had unused short-term credit lines of €9,278 million (2003: €10,700 million) and unused long-term credit lines of €8,981 million (2003: €10,441 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG to borrow up to $5 billion until 2009, an U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until 2005, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2008. A part of the $18 billion facility serves as back-up for commercial paper drawings.

27. Trade Liabilities

	At December 31, 2004			At December 31, 2003
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)
Trade liabilities	12,914	2	—	11,583	—	1

28. Other Liabilities

	At December 31, 2004			At December 31, 2003
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)
Liabilities to affiliated companies	354	10	—	316	10	—
Liabilities to related companies	77	—	—	131	—	—
Other liabilities	8,276	542	166	8,358	699	315

	8,707	552	166	8,805	709	315

        As of December 31, 2004, other liabilities include tax liabilities of €803 million (2003: €682 million) and social benefits due of €774 million (2003: €753 million).

29. Deferred Income

        As of December 31, 2004, €2,088 million of the total deferred income is to be recognized after more than one year (2003: €1,836 million).

Notes to Consolidated Statements of Cash Flows

30. Consolidated Statements of Cash Flows

        The following cash flows represent supplemental information with respect to net cash provided by operating activities:

	Year ended December 31,
	2004	2003	2002
(in millions of €)
Interest paid	3,092	3,207	3,615
Income taxes paid (refunded)	1,373	937	(1,178)

        For the year ended December 31, 2004, net cash provided by financing activities included proceeds of early terminated cross currency hedges, related to financial liabilities, of €1,304 million (2003: €556 million; 2002: €117 million).

Other Notes

31. Legal Proceedings

        Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings in the main constitute ordinary routine litigation incidental to its business.

        In November 2003, the official receiver of Garage Bernard Tutrice, S.A., France, a former customer of DaimlerChrysler's French subsidiary, filed a lawsuit against DaimlerChrysler France S.A.S. in the commercial court of Versailles claiming damages alleged to have resulted from tax fraud committed by the former Chairman of Tutrice S.A. In October 2004 the receiver amended its claim and now demands payment of €455 million, which it claims is the equivalent of the total of the unsecured liabilities of Tutrice S.A. The receiver alleges that DaimlerChrysler France did not forward information to the tax authorities necessary to uncover the tax fraud and therefore had contributed to Tutrice S.A.'s insolvency. DaimlerChrysler France had filed proof of debt in Tutrice S.A.'s insolvency proceedings. The former chairman of Tutrice S.A. was convicted of tax fraud in April, 2001. DaimlerChrysler France was a joint plaintiff in the criminal proceedings resulting in the conviction. The criminal court found, that the fraud committed by Tutrice's former chairman also caused damage to DaimlerChrysler France. DaimlerChrysler intends to defend itself against this claim vigorously.

        DaimlerChrysler Australia/Pacific Pty. Ltd. ("DCAuP") is subject to a potentially large claim arising out of the financial failure of a customer. The customer, one of DCAuP's largest private clients for buses, had purchased and paid for some 200 buses over the period 1999 to 2000. In April 2003 the customer was placed in receivership and subsequently in liquidation. The customer had obtained finance by purporting to sell to financiers and lease back buses which, in many cases, were either non-existent or already under finance to a third party. Criminal charges are being brought against the directors of the customer. Civil actions claiming damages were issued out of the Supreme Court of New South Wales against DCAuP in April 2004 by the customer's major creditor (National Australia Bank Limited) and in June 2004 by the liquidator. The actions allege that DCAuP, by reason of the conduct of one of its then employees, vicariously engaged in misleading and deceptive conduct which resulted in loss to the plaintiffs. The allegations are that the employee had furnished to the customer a number of letters on DCAuP letterhead which falsely asserted that the customer had purchased and paid for buses which purported to be identified by either commission numbers or chassis numbers. Many of the buses proved to be fictitious. The letters were produced by the customer to the financier as part of the customer's proof of its title to the identified buses in order to procure funding. The claims are yet to be finally quantified. DaimlerChrysler is vigorously defending both claims.

        DaimlerChrysler AG in its capacity as successor of Daimler-Benz AG is a party to a valuation proceeding (Spruchstellenverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG ("AEG"). In 1988, former AEG shareholders filed a petition to the regional court in Frankfurt claiming that the consideration and compensation stipulated in the agreement was inadequate. In 1994, a court-appointed valuation expert concluded that the consideration provided for in the agreement was adequate. Following a Federal Constitutional Court decision in an unrelated case, the Frankfurt court in 1999 instructed the expert to employ a market value approach in its valuation analysis rather than the capitalized earnings value approach previously used. The court also instructed the expert in 2004 to take into account additional findings of the Federal Supreme Court elaborating further on the valuation issue addressed by the Federal Constitutional Court. In September 2004, the expert delivered the requested valuation opinion. If the new opinion were to be followed by the Frankfurt court, the valuation ratio would increase significantly in favour of the AEG shareholders. DaimlerChrysler believes the original consideration and compensation to be adequate and the second valuation opinion to be unwarranted. DaimlerChrysler intends to defend itself vigorously against the claims in this proceeding.

        As previously reported, various legal proceedings are pending against DaimlerChrysler or its subsidiaries alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in one or more proceedings could require DaimlerChrysler or its subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

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

        In November 2004, a jury awarded $3.75 million in compensatory damages and $98 million in punitive damages against DaimlerChrysler Corporation in Flax v. DaimlerChrysler Corporation, a case filed in Davidson County Circuit Court in the state of Tennessee. The complaint alleged that the seat back in a 1998 Dodge Grand Caravan was defective and collapsed when the Caravan was struck by another vehicle resulting in the death of an occupant. DaimlerChrysler Corporation has filed motions challenging the verdict and the damage awards. DaimlerChrysler Corporation is defending approximately 25 other complaints involving vehicle seat back strength, including the appeal of a judgment against DaimlerChrysler Corporation in November 2003 for $3.75 million in compensatory damages and $50 million in punitive damages in Douglas v. DaimlerChrysler Corporation, a case filed in Superior Court in Maricopa County, Arizona. DaimlerChrysler believes it has strong grounds for appealing these verdicts and having the punitive damage awards stricken.

        Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 29,000 at the end of 2004. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

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

        As previously reported, DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that the Group violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EU competition rules and imposed a fine of approximately €72 million. DaimlerChrysler's appeal against this decision is still pending before the European Court of Justice.

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

        As previously reported, DaimlerChrysler's subsidiary, DaimlerChrysler Services North America LLC ("DCSNA") is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, initially six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include

Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

        The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Services AG, Deutsche Telekom AG and the consortium by serving an introductory writ (see also Notes 3 and 32). The Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues, which allegedly arose from delays in the operability of the toll collection system. Specifically, the Federal Republic of Germany is claiming lost revenues of €3.56 billion plus interest for the period September 1, 2003 through December 31, 2004, and contractual penalties of approximately €1.03 billion plus interest through July 31, 2004. Since some of the contractual penalties are depending on time, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims of the Federal Republic of Germany are without merit and intends to defend itself vigorously against these claims.

        As previously reported, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

        As previously reported, DaimlerChrysler sold DaimlerChrysler Rail Systems GmbH ("Adtranz"), to Bombardier Inc., on April 30, 2001 for $725 million. In connection with the sale, DaimlerChrysler deferred €300 million of the gain due to uncertainties related to the final purchase price. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier sought total damages of approximately €960 million. The original sales agreement limited the amount of such price adjustments to €150 million and, to the extent legally permissible, the amount of other claims to an additional €150 million. On September 28, 2004, DaimlerChrysler and Bombardier concluded a settlement agreement with respect to all claims asserted by Bombardier in connection with the sale of Adtranz. The settlement agreement provided for a purchase price adjustment of €170 million to be paid to Bombardier and the cancellation of all remaining claims and allegations asserted by Bombardier. DaimlerChrysler paid the settlement amount on October 1, 2004. DaimlerChrysler recognized the remaining deferred gain in 2004, which was partially offset by expenses incurred. The €120 million net amount recognized is classified as "Other income" in the consolidated statements of income and is included in operating profit of the Other Activities segment.

        As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €230 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages of approximately $1.35 billion. The Tracinda trial was completed on February 11, 2004. There can be no assurance as to the timing of a decision by the court. In addition, a purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the same court on behalf of current or former DaimlerChrysler shareholders who are not citizens or residents of the United States, and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. The Court had previously excluded such persons from the consolidated class action due to practical difficulties in maintaining a class comprising such persons. The complaint contains allegations similar to those in the Tracinda and prior class action complaints.

        In 2002, several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa during different time periods before 1994: On November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European, and Japanese companies, including DaimlerChrysler AG and AEG Daimler-Benz Industrie. On November 19, 2002, a putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during the relevant periods, and benefited financially from such cooperation. The plaintiffs seek monetary and other relief, but do not quantify damages. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs have filed notices of appeal of the Court?s decision. In order to address certain procedural matters, plaintiffs and the moving defendants have agreed to withdraw the appeals with the expectation that the notices of appeal would be refiled.

        In August 2004, the Securities and Exchange Commission ("SEC") notified DaimlerChrysler AG that it has opened an investigation relating to our compliance with the U.S. Foreign Corrupt Practices Act. The investigation follows the filing of a "whistleblower" complaint with the U.S. Department of Labor ("DOL") under the Sarbanes-Oxley Act by a former employee of our wholly-owned subsidiary DaimlerChrysler Corporation whose employment was terminated in 2004. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in September 2004 which contains substantially the same allegations as in the DOL complaint and additional allegations relating to other federal and state law claims arising from the termination. In November, the DOL dismissed the complaint because it found no reasonable cause to believe that the employee was terminated in violation of the Sarbanes-Oxley Act. DaimlerChrysler is providing information to the SEC in cooperation with its investigation. In addition, in response to an informal request from the SEC, DaimlerChrysler is also voluntarily providing information regarding its implementation of various provisions of the Sarbanes-Oxley Act, including those relating to the process for reporting information to the Audit Committee. This request follows the filing of another whistleblower complaint with the DOL by a former employee of DaimlerChrysler Corporation. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in November 2004 which contains substantially the same allegations as in the DOL complaint.

        Litigation is subject to many uncertainties and DaimlerChrysler cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that DaimlerChrysler cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

32. Contingent Obligations and Commercial Commitments

        Contingent Obligations. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31, Maximum potential future obligations		At December 31, Amount recognized as a liability
(in millions of €)	2004	2003	2004	2003
Guarantees for third party liabilities	2,334	2,647	207	355
Guarantees under buy-back commitments	1,646	1,957	536	583
Performance guarantees and environmental risks	464	513	360	352
Other	128	118	97	109

	4,572	5,235	1,200	1,399

        Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The term under these arrangements generally covers the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees for certain obligations of its consolidated subsidiaries towards third parties. At December 31, 2004, these guarantees amounted to €48.4 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in or resale values for assets or products sold to non-consolidated affiliated companies and third parties. Such guarantees provide the holder with the right to return purchased assets or products back to the Group in connection with a future purchase of products or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

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

        DaimlerChrysler AG and its wholly owned subsidiary DaimlerChrysler Services AG have provided various guarantees towards third parties with respect to the investment in Toll Collect. See Note 3 for detailed information regarding Toll Collect including the guarantees issued. Of the guarantees mentioned in Note 3, only the

€600 million guarantee for the bank loan is reflected in the above table in the line "Guarantees for third party liabilities". The other guarantees are not reflected in the above table since the maximum potential future obligation resulting from the remaining guarantees cannot be accurately estimated. Accruals established in this regard are also not included in the above table.

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

        When circumstances indicate that payment is probable and the amount is reasonably estimable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet in accordance with SFAS 5 "Accounting for Contingencies", with an offsetting amount recorded as an expense (contingent obligation). For guarantees issued or modified after December 31, 2002, the Group records guarantees at fair value, unless a higher amount must be accrued for in accordance with SFAS 5 (non-contingent obligations). Both contingent obligations and non-contingent obligations are included in the column "Amount recognized as a liability" in the table above.

        On March 11, 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of approximately 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler will have a call option and the City of Hamburg will have a put option which, upon exercise by either party will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of €450 million in cash or shares of the EADS or a combination of both. The agreement was approved by the Parliament of the Free and Hanseatic City of Hamburg on May 21, 2003. DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

        In accordance with FIN 45, the obligations associated with product warranties are not reflected in the above table. See Note 25b for accruals relating to such obligations.

        Commercial Commitments. In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2004, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately €5.7 billion. These amounts are not reflected in the above table.

        The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2004 in the statement of income (loss) amounted to €902 million (2003: €747 million; 2002: €737 million). Future minimum lease payments under noncancellable lease agreements as of December 31, 2004 are as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Operating leases	583	425	343	286	254	1,099

33. Information About Financial Instruments and Derivatives

a)
Use of Financial Instruments

        The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group uses among others bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and to a lesser extent equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using among others derivative financial instruments. Without these instruments the Group's market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

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

        DaimlerChrysler is also exposed to market price risks associated with the purchase of commodities. To a minor degree, DaimlerChrysler uses derivative instruments to reduce market price risks. The risk resulting from derivative commodity instruments is not significant to the Group.

        The contract volumes at December 31 of derivative financial instruments used for hedging currency- and interest rate risks are shown in the table below. The contract or notional amounts do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

	At December 31,
	2004	2003
(in millions of €)
Currency contracts	20,226	25,366
Interest rate contracts	38,313	31,577
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

        The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2004		At December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions of €)
Financial instruments (other than derivative instruments):
Assets:
Financial assets	1,610	1,610	1,631	1,631
Receivables from financial services	56,785	57,558	52,638	53,919
Securities	3,884	3,884	3,268	3,268
Cash and cash equivalents	7,771	7,771	11,017	11,017
Liabilities:
Financial liabilities	76,620	78,594	75,690	77,993
Derivative instruments:
Assets:
Currency contracts	1,287	1,287	2,380	2,380
Interest rate contracts	2,667	2,667	3,695	3,695
Liabilities:
Currency contracts	152	152	267	267
Interest rate contracts	196	196	163	163

        The fair value of derivative instruments classified as assets are included in other assets (see Note 19). The fair value of derivative instruments classified as liabilities are included in other accrued liabilities (see Note 25b).

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

        Receivables from Financial Services. The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2004 and 2003.

        Cash and Other assets. The carrying amounts of Cash and Other assets approximate fair values due to the short-term maturities of these instruments.

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

e)
Accounting for and Reporting of Derivative Instruments and Hedging Activities

        Foreign Currency Risk Management. As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes Car Group segment. The Mercedes Car Group segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk, to a lesser extent, because of its global production network. At Chrysler Group revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment was exposed to a low transaction risk resulting primarily from the U.S. dollar exposure of the aircraft engine business, which DaimlerChrysler conducts through MTU Aero Engines. Effective December 31, 2003 DaimlerChrysler sold all its equity interests in MTU Aero Engines.

        In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. Until the disposition of MTU Aero Engines, effective December 31, 2003, the Currency Committee consisted of two separate subgroups, one for the Group's vehicle businesses and one for MTU Aero Engines. Each subgroup consisted of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling. Since January 1, 2004, the Currency Committee consists exclusively of those members who previously formed the subgroup responsible for the vehicle business. Corporate Treasury implements decisions concerning foreign currency hedging taken by the

Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

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

        The investments in equity securities and the corresponding risks of derivative financial hedging instruments for equities were not material to the Group in the displayed reporting periods.

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

        For the year ended December 31, 2004, net losses of €49 million (2003: €57 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

        Information with Respect to Cash Flow Hedges. Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings.

        For the year ended December 31, 2004, €7 million losses (2003: €11 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

        For the year ended December 31, 2004 and 2003, no gains or losses had to be reclassified from accumulated other comprehensive loss into earnings as a result of the discontinuance of cash flow hedges.

        It is anticipated that €1,578 million of net gains included in accumulated other comprehensive loss at December 31, 2004, will be reclassified into earnings during the next year.

        As of December 31, 2004, DaimlerChrysler held derivative financial instruments with a maximum maturity of 32 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

        Information with Respect to Hedges of the Net Investment in a Foreign Operation. In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2004, net gains of €120 million from hedging the Group's net investment in MMC were reclassified into the income statement. For further information see also the discussion in Note 3. In addition, net losses of €8 million (in 2003 net gains of €48 million) from hedging the Group's net investments in foreign operations were included in the cumulative transition adjustment without affecting DaimlerChrysler's net income in 2004.

34. Retained Interests in Sold Receivables and Sales of Finance Receivables

        The fair value of retained interests in sold receivables was as follows:

	At December 31,
	2004	2003
(in millions of €)
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	2,190	2,960
Expected future net credit losses on sold receivables	(369)	(508)

Fair value of net residual cash flows from sold receivables	1,821	2,452
Retained subordinated securities	379	703
Other retained interests	2	2

Retained interests in sold receivables, at fair value	2,202	3,157

        At December 31, 2004, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

		Impact on fair value based on adverse
	Assumption percentage	10% change	20% change
(in millions of €)
Prepayment speed, monthly	1.5%	(14)	(32)
Expected remaining net credit losses as a percentage of receivables sold	1.1%	(34)	(69)
Residual cash flow discount rate, annualized	12.0%	(16)	(32)

        The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of €4 million and €7 million, respectively. Similar changes to the monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

        These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

        Actual and projected credit losses for receivables securitized were as follows:

	Receivables securitized in
Actual and projected credit losses Percentages as of
	2001	2002	2003	2004
December 31, 2004	2.2%	1.9%	2.0%	2.3%
December 31, 2003	2.5%	2.4%	2.5%
December 31, 2002	2.4%	2.6%
December 31, 2001	2.4%

        Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2004. Certain cash flows received and paid to securitization trusts were as follows:

(in millions of €)	2004	2003
Proceeds from new securitizations	11,360	10,018
Proceeds from collections reinvested in previous wholesale securitizations	35,393	46,623
Amounts reinvested in previous wholesale securitizations	(35,414)	(46,678)
Servicing fees received	183	219
Receipt of cash flow on retained interest in securitized receivables	686	718

        The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those companies that sell receivables, as of and for the years ended December 31, 2004 and 2003, respectively, were as follows:

	Outstanding balance at		Delinquencies > 60 days at		Net credit losses for the year ended
	2004	2003	2004	2003	2004	2003
(in millions of €)
Retail receivables	38,963	44,190	116	201	390	478
Wholesale receivables	15,142	15,246	6	1	3	13

Total receivables managed	54,105	59,436	122	202	393	491
Less: receivables sold	(20,167)	(22,154)	(24)	(35)	(144)	(216)

Receivables held in portfolio	33,938	37,282	98	167	249	275

        DaimlerChrysler sells mainly automotive finance receivables in the ordinary course of the business to trusts that are considered Qualifying Special Purpose Entities under SFAS 140 ("QSPEs") as well as selling to trusts that are multi-seller and multi-collateralized bank conduits. These Trusts are considered to be variable interest entities ("VIEs"). A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross-collateralized by the assets held by the entity. Although its interest in these VIE's is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R.

        DaimlerChrysler generally remains as servicer. The Group retains a residual beneficial interest in the receivables sold which is designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. This retained interest balance represents the group's maximum exposure to loss as a result of its involvement with these entities. The following summarizes the outstanding balance of the receivables sold to the QSPEs and VIEs and the corresponding retained interest balances as of December 31, 2004:

	Receivables sold	Retained interest in sold receivables
(in millions of €)
Variable interest entities	3,409	516
Qualifying special purpose entities	16,758	1,686

	20,167	2,202

        During the year ended December 31, 2004, DaimlerChrysler sold €9,329 million (2003: €9,557 million) and €35,414 million (2003: €46,678 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €79 million (2003: €249 million) and €157 million (2003: €196 million) on sales of retail and wholesale receivables, respectively.

        In addition to the receivables sold as described above, the Group sells automotive finance receivables for which the group does not retain any residual beneficial interest or credit risk ("whole loan sales"). During the year ended December 31, 2004, the Group sold €965 million of retail receivables in whole loan sales and recognized gains of €14 million. The outstanding balance of receivables serviced in connection with whole loan sales was
€1,361 million as of December 31, 2004.

        Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the year) at December 31, 2004 and 2003:

	Retail		Wholesale
	2004	2003	2004	2003
Prepayment speed assumption (monthly rate)	1.5%	1.5%	[1]	[1]
Estimated lifetime net credit losses (an average percentage of sold receivables)	2.3%	2.5%	0.0%	0.0%

Residual cash flows discount rate (annual rate)	12.0%	12.0%	12.0%	12.0%

1
For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

        During the year ended December 31, 2004, the fair value of servicing liabilities on sold receivables was €15 million (2003: €18 million), and the fair value of servicing assets was €1 million. These values were determined by discounting expected cash flows at current market rates. During the year ended December 31, 2004, the Group recognized servicing liabilities of €8 million (2003: €10 million) and related amortization of €11 million (2003: €2 million). The Group also recognized servicing assets of €1 million and related amortization of €2 million.

        To support the Group's asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating $5.2 billion which expire in October 2005, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies will sell receivables under this program. As of December 31, 2004, none of the liquidity facilities have been utilized.

35. Segment Reporting

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

        Commercial Vehicles. This segment is involved in the development, design, manufacture, assembly and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz, Setra, Freightliner, and Mitsubishi and Fuso. Effective January 1, 2004, the off-highway activities of the Commercial Vehicles segment, which consist of MTU Friedrichshafen Group, the off-highway activities of Detroit Diesel Group and the 49% interest in VM-Motori S.p.A., have been allocated to the Other Activities segment. Prior period amounts have been adjusted accordingly.

        Services. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage and trading. This Segment also owns, or holds investments in several companies which provide services in the areas of mobility management, including traffic management, telematics products and toll collection. Through March 2002, this segment includes the Group's equity investment in T-Systems ITS using the equity method of accounting as well as the gain from the sale of that investment.

        Other Activities. This segment comprises businesses, operations and investments not allocated to one of DaimlerChrysler's other business segments. It includes the Group's equity method investment EADS, the business unit DC Off-Highway, the real estate and corporate research activities, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets. Effective January 1, 2004, the business unit DC Off-Highway was allocated to the Other Acitivities segment. Prior period amounts have been adjusted accordingly. (See the discussion above under Commercial Vehicles). The Group's equity investment in MMC is included in this segment using the equity method of accounting through June 29, 2004, and thereafter as an investment in related companies, accounted for at fair value. Through December 31, 2003, this segment includes the MTU Aero Engines business unit. Through April 2002, this segment includes the Group's 40% equity interest in the Automotive Electronic activities (Conti Temic Microelectronic) using the equity method of accounting as well as the gain on the sale of that investment.

        Management Reporting and Controlling Systems. The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP), except for revenue recognition between the automotive business segments and the Services segment in certain markets.

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

        Revenues are allocated to countries based on the location of the customer. Long-lived assets are disclosed according to the physical location of these assets.

        Capital expenditures represent the purchase of property, plant and equipment.

        Segment information as of and for the years ended December 31, 2004, 2003 and 2002, follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Discontinued Operations/ Eliminations	Consolidated
2004
Revenues	46,082	49,485	32,940	11,646	1,906	142,059	—	142,059
Intersegment sales	3,548	13	1,824	2,293	294	7,972	(7,972)	—

Total revenues	49,630	49,498	34,764	13,939	2,200	150,031	(7,972)	142,059

Operating Profit	1,666	1,427	1,332	1,250	456	6,131	(377)	5,754
Identifiable segment assets	26,907	45,869	20,100	88,036	26,444	207,356	(24,660)	182,696
Capital expenditures	2,343	2,647	1,184	91	134	6,399	(13)	6,386
Depreciation and amortization	1,854	3,368	1,058	4,976	164	11,420	(308)	11,112
2003
Revenues	48,025	49,321	25,304	11,997	3,723	138,370	(1,933)	136,437
Intersegment sales	3,421	—	1,502	2,040	361	7,324	(7,324)	—

Total revenues	51,446	49,321	26,806	14,037	4,084	145,694	(9,257)	136,437

Operating Profit (Loss)	3,126	(506)	811	1,240	1,329	6,000	(314)	5,686
Identifiable segment assets	24,161	47,147	14,657	83,239	31,139	200,343	(22,075)	178,268
Capital expenditures	2,939	2,487	958	76	169	6,629	(15)	6,614
Depreciation and amortization	1,789	3,927	890	5,087	196	11,889	(290)	11,599
2002
Revenues	46,796	59,716	25,370	13,765	3,936	149,583	(2,215)	147,368
Intersegment sales	3,374	465	1,396	1,934	422	7,591	(7,591)	—

Total revenues	50,170	60,181	26,766	15,699	4,358	157,174	(9,806)	147,368

Operating Profit (Loss)	3,020	609	(392)	3,060	952	7,249	(395)	6,854
Identifiable segment assets	22,103	52,807	13,839	87,833	35,400	211,982	(24,655)	187,327
Capital expenditures	2,495	3,155	1,186	95	214	7,145	—	7,145
Depreciation and amortization	1,652	4,276	1,159	6,804	208	14,099	(255)	13,844

        Mercedes Car Group. In 2003, operating profit of the Mercedes Car Group includes a non-cash impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil.

        Chrysler Group. In 2004, 2003, and 2002, the Chrysler Group recorded charges of €145 million, €469 million and €694 million, respectively, for the Chrysler Group turnaround plan (see Note 7). Additionally, the Chrysler Group recorded €138 million for early retirement incentives and other workforce reductions in 2004. Chrysler Group operating results for 2004 were favourably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

        In 2003, the Chrysler Group and Services segments agreed to an arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles. In addition, the Chrysler Group and Services segments negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives in 2003. The adjusted pricing reflects the current favorable funding environment as well as Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. Both arrangements resulted in a favorable impact of €244 million on the 2003 operating profit of the Chrysler Group, and a corresponding decrease of €244 million on the 2003 operating profit of Services. Neither arrangement had any effect on the Group's consolidated operating results.

        Commercial Vehicles. As discussed in Note 4, on March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash, thereby increasing the Group's ownership interest in MFTBC to a controlling 65%. As a result of the acquisition and first time consolidation of MFTBC in March 2004, the identifiable segment assets of the Commercial Vehicles segment increased by €4.3 billion.

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified (see Note 4 for additional information). DaimlerChrysler is still in the process of investigating these quality problems and evaluating the extent to which the announced product recalls will have to be accounted for. As of December 31, 2004, DaimlerChrysler made a true-up based on the preliminary evaluation of the probable costs associated with the quality measures and recall campaigns at MFTBC which substantially confirmed the estimates made in the third quarter 2004. Total expenses arising from the recall issues reduced 2004 operating profit of the Commercial Vehicle segment by €475 million. The reduction in operating profit consisted of €70 million classified as finance income (expense), net in the Group's 2004 statement of operations and €735 million classified as cost of sales, net of €330 million attributed to the minority interests' share in those costs. As expenses attributed to minority interests are not allocated to operating profit, they are included in the line "Miscellaneous items, net" in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations.

        The operating loss of the Commercial Vehicles segment for the year ended December 31, 2002, includes €256 million of non-cash impairment charges on fixed assets, €161 million of non-cash turnaround plan and other charges, other than depreciation and amortization.

        Services. In 2004 and 2003, the Services segment recorded charges of €472 million and €241 million related to the participation in Toll Collect. The charges in 2004 were mainly the result of revaluing the system's total costs and extra operating expenses required to guarantee the start of the system on January 1, 2005.

        In 2004, the operating profit of the services segment includes non-cash impairment charges of €102 million associated with the investment made in dAF.

        Capital expenditures for equipment on operating leases for 2004, 2003 and 2002 for the Services segment amounted to €13,850 million, €11,631 million and €12,862 million, respectively.

        With respect to two agreements entered into in 2003 with the Chrysler Group segment, the 2003 operating profit of Services were unfavorably impacted by €244 million. See discussion at Chrysler Group above.

        In 2002, operating profit of the Services segment includes €10 million from the equity investment in T-Systems ITS, representing the Group's percentage share of the operating profit of T-Systems ITS through March 2002, as well as a gain of €2,484 million from the sale of that investment. In 2002, operating profit of the Services segment also includes impairment charges of €537 million, which primarily relate to equipment on operating leases and receivables from financial services.

        Other Activities. In 2004, 2003 and 2002, operating profit of the Other Activities segment includes primarily the Group's share in the gains and losses of the significant investments in EADS and MMC amounting to €548 million (2003: €278 million; 2002: €778 million). 2004 also includes the results from the dilution of the Group's interest in MMC (loss of €135 million) and related currency hedging effects (gain of €195 million). Due to the loss of significant influence on MMC at June 29, 2004, the Group's share in the losses of MMC is only included for the corresponding period. (See Note 3 for additional information). At December 31, 2004, 2003 and 2002, the identifiable assets of the Other Activities segment include €4,313 million, €4,542 million and €5,712 million, respectively, related to the carrying values of the investments in EADS and MMC.

        In connection with the sale of Adtranz in 2001, a settlement agreement with Bombardier was reached in 2004 with respect to all claims asserted. This settlement resulted in a favorable impact of €120 million on the 2004 operating profit of the Other Activities segment (see Note 31 for additional information).

        In addition, the operating profit of 2004 of the Other Activities segment includes non-cash impairment charges of €70 million associated with the investment made in dAF.

        The 2003 operating profit of Other Activities includes a gain of €1,031 million from the sale of MTU Aero Engines. Following the sale transaction, effective December 31, 2003, MTU Aero Engines' assets and liabilities were deconsolidated. Revenues, operating profit, capital expenditures, and depreciation and amortization of the Other Activities segment include MTU Aero Engines through December 31, 2003 (see also Notes 4 and 10).

        The reconciliation of total segment operating profit (loss) to consolidated income (loss) before income taxes, minority interests, discontinued operations and cumulative effects of changes in accounting principles is as follows:

(in millions of €)	2004	2003	2002
Total segment operating profit	6,131	6,000	7,249
Elimination and consolidation amounts	(377)	(314)	(395)
Total Group operating profit	5,754	5,686	6,854
Pension and postretirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(845)	(870)	257
Impairment of investment in EADS	—	(1,960)	—
Gain from the sale of the 10.5% stake in HMC	252	—	—
Interest and similar income	490	521	720
Interest and similar expenses	(790)	(911)	(1,040)
Other financial income (loss), net	(171)	35	(112)
Miscellaneous items, net	(384)	(308)	(102)
Pre-tax income from discontinued operations, adjusted to exclude or include the above reconciling items	—	(84)	(153)
Pre-tax income on disposal of discontinued operations	—	(1,031)	—
The Group's share of the above reconciling items included in the net losses of investments accounted for at equity	(771)	(482)	(499)
Consolidated income before income taxes, minority interests, cumulative effects of changes in accounting principles and discontinued operations	3,535	596	5,925

        Revenues from external customers presented by geographic region are as follows:

	Germany	European Union[1]	United States	Other American countries	Asia	Other countries	Discontinued operations	Consolidated
2004	22,315	25,079	64,232	11,295	10,093	9,045	—	142,059
2003	24,182	24,314	64,757	10,399	6,786	7,932	(1,933)	136,437
2002	23,121	23,425	77,686	12,104	6,284	6,963	(2,215)	147,368

1
Excluding Germany.

        Germany accounts for €21,209 million of long-lived assets (2003: €21,164 million; 2002: €19,627 million), the United States for €35,250 million (2003: €36,430 million; 2002: €44,758 million) and other countries for €15,970 million (2003: €13,091 million; 2002: €14,344 million).

36. Earnings (Loss) per Share

        The computation of basic and diluted earnings (loss) per share for "Income (loss) from continuing operations" is as follows:

	Year ended December 31,
	2004	2003	2002
(in millions of € or millions of shares, except earnings (loss) per share)
Income (loss) from continuing operations — basic	2,466	(418)	4,795
Interest expense on convertible bonds and notes (net of tax)	—	—	12

Income (loss) from continuing operations — diluted	2,466	(418)	4,807

Weighted average number of shares outstanding — basic	1,012.8	1,012.7	1,008.3
Dilutive effect of stock options in 2004 and convertible bonds and notes in 2002	1.7	—	5.6

Weighted average number of shares outstanding — diluted	1,014.5	1,012.7	1,013.9

Earnings (loss) per share from continuing operations
Basic	2.43	(0.41)	4.76
Diluted	2.43	(0.41)	4.74

        See Note 23 for shares issued upon conversion of bonds and notes.

        Because the Group reported a loss from continuing operations for the year ended December 31, 2003 the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the Group reported income from continuing operations for the year ended December 31, 2003 the weighted average number of shares outstanding would have potentially been diluted by 0.5 million shares resulting from the conversion of bonds and notes.

        Stock options to acquire 67.1 million, 71.6 million and 53.1 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings (loss) per share for 2004, 2003 and 2002, respectively, because the options' underlying exercise prices were higher than the average market prices of DaimlerChrysler Ordinary Shares in these periods.

37. Related Party Transactions

        The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of its business. These suppliers include companies in which the Group holds an ownership interest and companies that are affiliated with some members of DaimlerChrysler AG's Supervisory Board or Board of Management.

        Mitsubishi Motor Manufacturing of America Inc., a subsidiary of MMC, produces the Dodge Stratus and Chrysler Sebring coupes, and NedCar B.V., another subsidiary of MMC, produces the smart forfour for the Group. As discussed in Note 3, MMC was an equity method investee of DaimlerChrysler.

        DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the Mercedes McLaren super sports car, which DaimlerChrysler launched into the markets in 2004. The Group owns a 40% equity interest in McLaren Group Ltd.

        DaimlerChrysler increased its stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in the year 2002 and has agreed to gradually acquire the remaining shares by 2005. At December 31,

2004, DaimlerChrysler hold an equity stake of 85%. The company has been renamed Mercedes-Ilmor Ltd. Mercedes-Ilmor Ltd. and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, which DaimlerChrysler supplies to the West McLaren Mercedes team in support of motor sport activities under the Mercedes-Benz brand. DaimlerChrysler has consolidated Mercedes-Ilmor Ltd. since January 1, 2003.

        In May 2002, DCC sold its Dayton Thermal Products Plant to Behr Dayton, a joint venture company with Behr America Inc. As of May 1, 2004, DCC sold its remaining minority interest in the joint venture to Behr America Inc. DCC is required to purchase products from the joint venture at competitively-based prices under a supply agreement entered into in connection with the sale. The supply agreement is valid from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction.

        Through some of its subsidiaries, DaimlerChrysler granted a series of loans to dAF. Through DaimlerChrysler's subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, the Group holds a 45% non-controlling interest in dAF. The total book value of these loans as of December 31, 2004, was
€291 million, the highest aggregate amount outstanding during 2004 was €530 million. The interest rates are partially fixed, partially based on Libor.

        The Group purchases products and services from T-Systems ITS, an information technology company. As discussed in Note 4, the Group beneficially owned a 49.9% equity interest in T-Systems ITS until March 2002. The Group continues to purchase products from T-Systems ITS.

        As discussed in Note 4, in April 2002, DaimlerChrysler exercised its option to sell its 40% interest in Conti Temic microelectronic GmbH to Continental AG. The Group continues to purchase products from Conti Temic microelectronic GmbH.

        As described in more detail in Note 3, DaimlerChrysler provides a number of guarantees with respect to Toll Collect, a joint venture in which DaimlerChrysler holds an equity interest of 45%.

        In 2004, Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments for the rental of premises to Westfalia Van Conversion GmbH, a wholly owned subsidiary of DaimlerChrysler AG, in the amount of €1 million.

        The following represent transactions with shareholders. DaimlerChrysler incurred expenses of approximately $595,000 in 2004 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

        Deutsche Bank AG and its subsidiaries provide the Group with various financial and other services for which they were paid reasonable and customary fees. Additionally, DaimlerChrysler provides a €651 million guarantee to Deutsche Bank AG for the company's operation of DaimlerChrysler's corporate credit card program for corporate travel expenses. The guarantee covers the obligations of the company's employees towards Deutsche Bank AG arising from that program in case of employee's default. DaimlerChrysler so far has not incurred any major payments to Deutsche Bank AG from that guarantee.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 of its shares in EADS (2.8% of the voting stock). As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler.

38. Compensation and Share Ownership of the Members of the Board of Management and the Supervisory Board and Further Additional Information Concerning German Corporate Governance Code

        Compensation. The total compensation paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The total compensation in 2004 for the members of the Board of Management of DaimlerChrysler AG amounted to €31.6 million, of which €11.8 million is fixed and €19.8 million is short-term and mid-term incentive compensation components.

        In 2004, 1.265 million stock options from the Stock Option Plan 2000 were granted to the members of the Board of Management as a long-term compensation component. Also in 2004, 395,000 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock-based compensation programs, see Note 24.

        The compensation paid in 2004 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.0 million. The individual compensation paid to the members of the Supervisory Board comprises as follows:

Name	Capacity	2004 total in €
Hilmar Kopper	Chairman of the Supervisory Board	245,900
Erich Klemm[1]	Deputy Chairman of the Supervisory Board	170,900
Heinrich Flegel	Member of the Supervisory Board	82,700
Nate Gooden[2]	Member of the Supervisory Board	79,400
Earl G. Graves	Member of the Supervisory Board	80,500
Victor Halberstadt	Member of the Supervisory Board	82,700
Thomas Klebe[1]	Member of the Supervisory Board and of the Presidential Committee	111,800
Jürgen Langer[1]	Member of the Supervisory Board	82,700
Robert J. Lanigan	Member of the Supervisory Board	80,500
Helmut Lense[1]	Member of the Supervisory Board	82,700
Peter A. Magowan	Member of the Supervisory Board	80,500
William A. Owens	Member of the Supervisory Board	81,600
Gerd Rheude[1]	Member of the Supervisory Board	82,700
Udo Richter[1]	Member of the Supervisory Board	82,700
Wolf Jürgen Röder[1]	Member of the Supervisory Board	82,700
Manfred Schneider	Member of the Supervisory Board and of the Presidential Committee	109,600
Stefan Schwaab[1]	Member of the Supervisory Board and of the Audit Committee	111,800
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee (since April 7, 2004)	149,286
Lynton R. Wilson[3]	Member of the Supervisory Board	81,600
Mark Wössner	Member of the Supervisory Board	81,600

1
The members representing the employees have stated that their compensation should be paid to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation.

2
Mr. Gooden refrained from receiving his compensation and meeting fees. As he requested, these amounts were directly donated to the Hans-Böckler Foundation.

3
Mr. Wilson also receives €5,258 for his activity as a member of the Supervisory Board of DaimlerChrysler Canada Inc.

        In 2004, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to €17.4 million. An amount of €203.8 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2004, no advances or loans existed to members of the Board of Management or Supervisory Board of DaimlerChrysler AG.

        Directors' Dealings. Pursuant to § 15a of the German Securities Trading Act, members of the Board of Management and the Supervisory Board as well as persons who are in close relationship to them are legally required to disclose significant purchases or sales of Ordinary Shares, options or derivatives of DaimlerChrysler AG and Group related companies (in 2004: EADS). In the fiscal year just ended, the following transaction by members of the Supervisory Board or Board of Management was reported:

Name	Type	ISIN	Date	Number	Price
Uebber, Bodo	Purchase	DE000710000	May 4, 2004	2,000	€37.65

        Share Ownership. As of December 31, 2004, the current members of the Board of Management as a group owned 10.4 million Ordinary Shares, options or stock appreciation rights of DaimlerChrysler AG (1.027% of all outstanding shares) and the current members of the Supervisory Board as a group owned 0.1 million Ordinary Shares, options or stock appreciation rights of DaimlerChrysler AG (0.012% of all outstanding shares).

        Transactions with Related Parties. For transactions with related parties, which are shareholders of DaimlerChrysler AG, see the last paragraph of Note 37.

39. Condensed Consolidating Financial Information

        DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets include the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income, net includes the income or loss related to such investments.

2004 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Goodwill and other intangible assets	97	—	4,577	—	4,674
Property, plant and equipment, net	7,130	—	26,881	(10)	34,001
Investments and long-term financial assets	30,170	45,891	10,459	(79,477)	7,043
Equipment on operating leases, net	4,955	—	22,013	(257)	26,711

Fixed assets	42,352	45,891	63,930	(79,744)	72,429

Inventories	6,395	—	11,213	(816)	16,792
Trade, finance and other receivables	11,132	3,896	75,803	(14,171)	76,660
Securities	1,951	410	1,523	—	3,884
Cash and cash equivalents	2,409	3,281	2,081	—	7,771

Non-fixed assets	21,887	7,587	90,620	(14,987)	105,107

Deferred taxes and prepaid expenses	2,076	—	9,241	(6,157)	5,160

Total assets	66,315	53,478	163,791	(100,888)	182,696

Liabilities and stockholders' equity
Stockholders' equity	33,541	11,657	63,537	(75,194)	33,541

Minority interests	—	—	909	—	909

Accrued liabilities	10,590	132	30,983	(139)	41,566

Financial liabilities	14,054	41,429	37,242	(16,105)	76,620
Trade liabilities	4,205	—	8,709	—	12,914
Other liabilities	1,680	149	9,461	(2,583)	8,707

Liabilities	19,939	41,578	55,412	(18,688)	98,241

Deferred taxes and deferred income	2,245	111	12,950	(6,867)	8,439

Total liabilities	32,774	41,821	100,254	(25,694)	149,155

Total liabilities and stockholders' equity	66,315	53,478	163,791	(100,888)	182,696

Revenues	56,553	—	125,089	(39,583)	142,059
Cost of sales	(46,000)	—	(105,691)	37,124	(114,567)

Gross margin	10,553	—	19,398	(2,459)	27,492

Selling, administrative and other expenses	(6,995)	(12)	(12,458)	1,493	(17,972)
Research and development	(3,179)	—	(2,581)	102	(5,658)
Other income	748	—	824	(677)	895
Turnaround plan expenses — Chrysler Group	—	—	(145)	—	(145)

Income (loss) before financial income	1,127	(12)	5,038	(1,541)	4,612

Financial income (expense), net	2,005	1,348	(416)	(4,014)	(1,077)

Income (loss) before income taxes	3,132	1,336	4,622	(5,555)	3,535

Income taxes	(666)	492	(1,065)	62	(1,177)
Minority interests	—	—	108	—	108

Income (loss) from continuing operations	2,466	1,828	3,665	(5,493)	2,466

Income from discontinued operations	—	—	—	—	—

]Net income (loss)	2,466	1,828	3,665	(5,493)	2,466

Cash provided by (used for) operating activities	3,124	(932)	12,034	(3,166)	11,060

Increase in equipment on operating leases	(3,278)	—	(14,623)	223	(17,678)
Purchases of property, plant, equipment and other fixed assets	(2,244)	—	(4,658)	2	(6,900)
Proceeds from disposals of equipment on operating leases leases	2,492	—	7,976	—	10,468
Proceeds from disposals of fixed assets	203	—	538	—	741
Payments for investments in businesses	(465)	—	162	39	(264)
Proceeds from disposals of businesses	875	—	382	(39)	1,218
(Increase) decrease in receivables from financial services, net	3	—	(4,058)	599	(3,456)
Disposition (acquisitions) of securities (other than trading), net	(454)	(103)	(173)	—	(730)
Other	(2,344)	(1,691)	(505)	4,459	(81)

Cash used for investing activities	(5,212)	(1,794)	(14,959)	5,283	(16,682)

Change in financial liabilities	2,927	1,325	188	(344)	4,096
Dividends paid	(1,519)	—	(1,952)	1,924	(1,547)
Other	—	—	3,697	(3,697)	—

Cash provided by (used for) financing activities	1,408	1,325	1,933	(2,117)	2,549

Effect of foreign exchange rate changes on cash	—	(236)	(77)	—	(313)

Net increase (decrease) in cash and cash equivalents	(680)	(1,637)	(1,069)	—	(3,386)

Cash and cash equivalents
At beginning of period	2,724	4,918	3,125	—	10,767

At end of period	2,044	3,281	2,056	—	7,381

2003 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Intangible assets	78	—	4,557	—	4,635
Property, plant and equipment, net	6,754	—	26,175	(12)	32,917
Investments and long-term financial assets	28,433	45,768	8,884	(74,337)	8,748
Equipment on operating leases, net	4,270	—	20,320	(205)	24,385

Fixed assets	39,535	45,768	59,936	(74,554)	70,685

Inventories	5,791	—	9,886	(729)	14,948
Trade, finance and other receivables	13,909	3,669	71,858	(14,869)	74,567
Securities	211	342	2,715	—	3,268
Cash and cash equivalents	2,934	4,918	3,165	—	11,017

Non-fixed assets	22,845	8,929	87,624	(15,598)	103,800

Deferred taxes and prepaid expenses	3,734	103	8,339	(8,393)	3,783

Total assets	66,114	54,800	155,899	(98,545)	178,268

Liabilities and stockholders' equity
Stockholders' equity	34,481	10,489	60,765	(71,254)	34,481

Minority interests	—	—	470	—	470

Accrued liabilities	10,112	34	29,135	(109)	39,172

Financial liabilities	11,115	43,292	37,086	(15,803)	75,690
Trade liabilities	3,795	—	7,788	—	11,583
Other liabilities	2,006	985	8,394	(2,580)	8,805

Liabilities	16,916	44,277	53,268	(18,383)	96,078

Deferred taxes and deferred income	4,605	—	12,261	(8,799)	8,067

Total liabilities	31,633	44,311	95,134	(27,291)	143,787

Total liabilities and stockholders' equity	66,114	54,800	155,899	(98,545)	178,268

Revenues	56,248	—	117,777	(37,588)	136,437
Cost of sales	(44,808)	—	(100,369)	35,251	(109,926)

Gross margin	11,440	—	17,408	(2,337)	26,511

Selling, administrative and other expenses	(7,327)	(17)	(11,645)	1,217	(17,772)
Research and development	(3,382)	—	(2,295)	106	(5,571)
Other income	532	—	785	(604)	713
Turnaround plan expenses — Chrysler Group	—	—	(469)	—	(469)

Income (loss) before financial income	1,263	(17)	3,784	(1,618)	3,412

Impairment of investment in EADS	(1,960)	—	(1,960)	1,960	(1,960)
Other financial income (expense), net	1,225	—	(211)	(2,295)	(856)

Financial income (expense), net	(735)	425	(2,171)	(335)	(2,816)

Income (loss) before income taxes	528	408	1,613	(1,953)	596

Income taxes	(946)	544	(627)	50	(979)
Minority interests	—	—	(35)	—	(35)

Income (loss) from continuing operations	(418)	952	951	(1,903)	(418)

Income from discontinued operations	14	—	14	(14)	14
Income on disposal of discontinued operations	882	—	888	(888)	882
Cumulative effects of changes in accounting principle	(30)	—	(30)	30	(30)

Net income (loss)	448	952	1,823	(2,775)	448

Cash provided by (used for) operating activities	6,217	891	9,508	(2,790)	13,826

Increase in equipment on operating leases	(2,934)	—	(12,813)	143	(15,604)
Purchases of property, plant, equipment and other fixed assets	(2,507)	—	(4,422)	12	(6,917)
Proceeds from disposals of equipment on operating leases leases	2,277	—	9,674	—	11,951
Proceeds from disposals of fixed assets	297	—	346	—	643
Payments for investments in businesses	(912)	—	(414)	305	(1,021)
Proceeds from disposals of businesses	298	—	1,216	(305)	1,209
(Increase) decrease in receivables from financial services, net	—	—	(3,580)	235	(3,345)
Disposition (acquisitions) of securities (other than trading), net	179	(88)	(481)	—	(390)
Other	(1,077)	(1,207)	3,453	(1,303)	(134)

Cash used for investing activities	4,379	(1,295)	(7,021)	(913)	(13,608)

Change in financial liabilities	(696)	2,647	(1,725)	3,821	4,047
Dividends paid	(1,519)	(442)	(1,601)	2,025	(1,537)
Other	1	—	2,150	(2,143)	8

Cash provided by (used for) financing activities	(2,214)	2,205	(1,176)	3,703	2,518

Effect of foreign exchange rate changes on cash	—	(865)	(204)	—	(1,069)

Net increase (decrease) in cash and cash equivalents	(376)	936	1,107	—	1,667

Cash and cash equivalents At beginning of period	3,100	3,982	2,018	—	9,100

At end of period	2,724	4,918	3,125	—	10,767

2002 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Revenues	55,430	—	130,202	(38,264)	147,368
Cost of sales	(43,890)	—	(111,181)	35,447	(119,624)

Gross margin	11,540	—	19,021	(2,817)	27,744

Selling, administrative and other expenses	(6,830)	(16)	(12,279)	959	(18,166)
Research and development	(3,272)	—	(2,778)	108	(5,942)
Other income	556	—	912	(691)	777
Turnaround plan expenses — Chrysler Group	—	—	(694)	—	(694)

Income (loss) before financial income	1,994	(16)	4,182	(2,441)	3,719

Financial income (expense), net	3,529	334	2,355	(4,012)	2,206

Income (loss) before income taxes	5,523	318	6,537	(6,453)	5,925

Income taxes	(728)	730	(1,308)	191	(1.115)
Minority interests	—	—	(15)	—	(15)

Income (loss) from continuing operations	4,795	1,048	5,214	(6,262)	4,795

Income from discontinued operations	82	—	82	(82)	82
Cumulative effects of changes in accounting principle	(159)	—	(159)	159	(159)

Net income (loss)	4,718	1,048	5,137	(6,185)	4,718

Cash provided by (used for) operating activities	7,318	484	11,781	(3,674)	15,909

Increase in equipment on operating leases	(2,682)	—	(15,175)	153	(17,704)
Purchases of property, plant, equipment and other fixed assets	(2,235)	—	(5,225)	—	(7,460)
Proceeds from disposals of equipment on operating leases leases	2,150	—	12,962	—	15,112
Proceeds from disposals of fixed assets	197	—	681	—	878
Payments for investments in businesses	(331)	—	(405)	176	(560)
Proceeds from disposals of businesses	292	—	5,570	(176)	5,686
(Increase) decrease in receivables from financial services, net	—	—	(7,504)	562	(6,942)
Disposition (acquisitions) of securities (other than trading), net	(14)	(353)	438	—	71
Other	(239)	454	230	(365)	80

Cash used for investing activities	(2,862)	101	(8,428)	350	(10,839)

Change in financial liabilities	(2,763)	(1,195)	2,130	(2,647)	(4,475)
Dividends paid	(1,003)	—	(7,015)	7,003	(1,015)
Other	—	—	1,032	(1,032)	—

Cash provided by (used for) financing activities	(3,766)	(1,195)	(3,853)	3,324	(5,490)

Effect of foreign exchange rate changes on cash	—	(801)	(394)	—	(1,195)

Net increase (decrease) in cash and cash equivalents	690	(1,411)	(894)	—	(1,615)

Cash and cash equivalents
At beginning of period	2,410	5,393	2,912	—	10,715

At end of period	3,100	3,982	2,018	—	9,100

This report has
been printed on
environment-friendly
paper bleached without
the use of chlorine.

QuickLinks

TABLE OF CONTENTS
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
INTRODUCTION
NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
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
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
EXCHANGE RATE RISK
INTEREST RATE RISK
EQUITY PRICE RISK
COMMODITY PRICE RISK
  Item 12. Description of Securities Other than Equity Securities.
  Item 13. Defaults, Dividend Arrearages and Delinquencies.
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  Item 15. Controls and Procedures.
  Item 16A. Audit Committee Financial Expert.
  Item 16B. Code of Ethics.
  Item 16C. Principal Accountant Fees and Services.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
DAIMLERCHRYSLER AG Index to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM