Form 20-F/A
period 2004-12-31
DAIMLERCHRYSLER AG
filed 2005-06-24
CIK 1067318

As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	Frankfurt Stock Exchange New York Stock Exchange Chicago Stock Exchange Pacific Stock Exchange Philadelphia Stock Exchange
Guarantee of the following securities of: DaimlerChrysler North America Holding Corporation 8.50% Notes Due January 18, 2031	New York Stock Exchange
7 3/4% Notes Due September 15, 2006	New York Stock Exchange

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

                        Item 17 / /                        Item 18 /X/

        The registrant hereby amends its Annual Report on Form 20-F filed February 28, 2005, to provide the following condensed consolidated financial information of the European Aeronautic Defence and Space Company EADS N.V. and subsidiaries ("EADS"):

  •
  Condensed consolidated income statement information for the years ended December 31, 2004, 2003 and 2002;

  •
  Condensed consolidated balance sheet information as of December 31, 2004 and 2003; and

  •
  Condensed consolidated cash flow information for the years ended December 31, 2004, 2003 and 2002.

        DaimlerChrysler is providing the aforementioned condensed consolidated financial information about EADS, prepared using generally accepted accounting principles in the United States of America, in a revised Note 3 to the DaimlerChrysler 2004 consolidated financial statements.

        DaimlerChrysler is filing this amendment for the sole purpose of updating "Item 18. Financial Statements," updating Exhibits 12.1, 12.2, 13.1 and 14.1 and changing the page reference under the heading "Consolidated Financial Statements" in "Item 8. Financial Information" from "F-1 through F-92" to "F-1 through F-94."

2

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements and schedule on pages F-i, F-1 through F-94.

3

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2004 Annual Report on its behalf.

Date: June 24, 2005

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

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 21, 2005, except for Note 3 which is as of June 24, 2005

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

		Consolidated
		Year ended December 31,
	Note	2004	2004	2003	2002
(in millions, except per share amounts)	(Note 1) $		€	€	€

Revenues	35.	192,319	142,059	136,437	147,368

Cost of sales	5.	(155,100)	(114,567)	(109,926)	(119,624)

Gross profit		37,219	27,492	26,511	27,744

Selling, administrative and other expenses	5.	(24,330)	(17,972)	(17,772)	(18,166)

Research and development		(7,660)	(5,658)	(5,571)	(5,942)

Other income	6.	1,211	895	689	777

Turnaround plan expenses — Chrysler Group	7.	(196)	(145)	(469)	(694)

Income before financial income		6,244	4,612	3,388	3,719

Impairment of investment in EADS		—	—	(1,960)	—

Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004 and gain on issuance of related company stock of €24 in 2003)		(1,458)	(1,077)	(832)	2,206

Financial income (expense), net	8.	(1,458)	(1,077)	(2,792)	2,206

Income (loss) before income taxes		4,786	3,535	596	5,925

Income tax expense	9.	(1,594)	(1,177)	(979)	(1,115)

Minority interests		146	108	(35)	(15)

Income (loss) from continuing operations		3,338	2,466	(418)	4,795

Income from discontinued operations, net of taxes	10.	—	—	14	82

Income on disposal of discontinued operations, net of taxes	10.	—	—	882	—

Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46 Rand SFAS 142, net of taxes	11.	—	—	(30)	(159)

Net income (loss)		3,338	2,466	448	4,718

Earnings per share	36.

Basic earnings per share

Income (loss) from continuing operations		3.29	2.43	(0.41)	4.76

Income from discontinued operations		—	—	0.01	0.08

Income on disposal of discontinued operations		—	—	0.87	—

Cumulative effects of changes in accounting principles		—	—	(0.03)	(0.16)

Net income		3.29	2.43	0.44	4.68

Diluted earnings per share

Income (loss) from continuing operations		3.29	2.43	(0.41)	4.74

Income from discontinued operations		—	—	0.01	0.08

Income on disposal of discontinued operations		—	—	0.87	—

Cumulative effects of changes in accounting principles		—	—	(0.03)	(0.15)

Net income		3.29	2.43	0.44	4.67

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss) (Continued)

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2004	2003	2002	2004	2003	2002
€	€	€	€	€	€	(in millions, except per share amounts)

128,133	122,397	131,668	13,926	14,040	15,700	Revenues

(103,771)	(98,937)	(106,443)	(10,796)	(10,989)	(13,181)	Cost of sales

24,362	23,460	25,225	3,130	3,051	2,519	Gross profit

(16,741)	(16,374)	(16,451)	(1,231)	(1,398)	(1,715)	Selling, administrative and other expenses

(5,658)	(5,571)	(5,942)	—	—	—	Research and development

833	637	709	62	52	68	Other income

(145)	(469)	(694)	—	—	—	Turnaround plan expenses — Chrysler Group

2,651	1,683	2,847	1,961	1,705	872	Income before financial income

—	(1,960)	—	—	—	—	Impairment of investment in EADS

(1,043)	(775)	2,325	(34)	(57)	(119)	Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004 and gain on issuance of related company stock of €24 in 2003)

(1,043)	(2,735)	2,325	(34)	(57)	(119)	Financial income (expense), net

1,608	(1,052)	5,172	1,927	1,648	753	Income (loss) before income taxes

(442)	(352)	(738)	(735)	(627)	(377)	Income tax expense

113	(30)	(12)	(5)	(5)	(3)	Minority interests

1,279	(1,434)	4,422	1,187	1,016	373	Income (loss) from continuing operations

—	14	82	—	—	—	Income from discontinued operations, net of taxes

—	882	—	—	—	—	Income on disposal of discontinued operations, net of taxes

—	(30)	(124)	—	—	(35)	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes

1,279	(568)	4,380	1,187	1,016	338	Net income (loss)

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

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows*

	Consolidated
	Year ended December 31,
(in millions)	2004 (Note 1)$	2004 €	2003 €	2002 €

Net income (loss)	3,338	2,466	448	4,718

Income (loss) applicable to minority interests	(146)	(108)	35	14

Cumulative effects of changes in accounting principles	—	—	30	159

Gains on disposals of businesses	(380)	(281)	(956)	(2,645)

Impairment of investment in EADS	—	—	1,960	—

Depreciation and amortization of equipment on operating leases	7,371	5,445	5,579	7,244

Depreciation and amortization of fixed assets	7,875	5,817	5,838	6,379

Change in deferred taxes	(803)	(593)	644	268

Equity (income) loss from associated companies	1,263	933	538	16

Change in financial instruments	(372)	(275)	160	214

(Gains) losses on disposals of fixed assets/securities	(704)	(520)	(424)	(595)

Change in trading securities	(35)	(26)	71	257

Change in accrued liabilities	1,820	1,344	1,015	3,312

Turnaround plan expenses — Chrysler Group	196	145	469	694

Turnaround plan payments — Chrysler Group	(296)	(219)	(279)	(512)

Net changes in inventory-related receivables from financial services	(3,324)	(2,455)	(2,670)	(2,107)

Changes in other operating assets and liabilities:

— Inventories, net	(1,886)	(1,393)	(293)	6

— Trade receivables	328	242	(441)	(305)

— Trade liabilities	1,606	1,186	1,081	(266)

— Other assets and liabilities	(878)	(648)	1,021	(942)

Cash provided by operating activities	14,973	11,060	13,826	15,909

Purchases of fixed assets:

— Increase in equipment on operating leases	(23,932)	(17,678)	(15,604)	(17,704)

— Purchases of property, plant and equipment	(8,645)	(6,386)	(6,614)	(7,145)

— Purchases of other fixed assets	(696)	(514)	(303)	(315)

Proceeds from disposals of equipment on operating leases	14,172	10,468	11,951	15,112

Proceeds from disposals of fixed assets	1,003	741	643	878

Payments for investments in businesses	(357)	(264)	(1,021)	(560)

Proceeds from disposals of businesses	1,649	1,218	1,209	5,686

Investments in/collections from wholesale receivables	(8,093)	(5,978)	(10,432)	(13,012)

Proceeds from sale of wholesale receivables	8,571	6,331	10,260	12,319

Investments in retail receivables	(41,275)	(30,488)	(28,946)	(34,494)

Collections on retail receivables	23,215	17,148	16,577	19,699

Proceeds from the sale of retail receivables	12,903	9,531	9,196	8,546

Acquisitions of securities (other than trading)	(5,701)	(4,211)	(5,175)	(5,305)

Proceeds from sales of securities (other than trading)	4,713	3,481	4,785	5,376

Change in other cash	(111)	(81)	(134)	80

Cash provided by (used for) investing activities	(22,584)	(16,682)	(13,608)	(10,839)

Change in commercial paper borrowings and short-term financial liabilities	3,320	2,453	129	2,678

Additions to long-term financial liabilities	20,325	15,013	16,436	9,964

Repayment of long-term financial liabilities	(18,100)	(13,370)	(12,518)	(17,117)

Dividends paid (including profit transferred from subsidiaries)	(2,094)	(1,547)	(1,537)	(1,015)

Proceeds from issuance of capital stock (including minority interests)	41	30	44	49

Purchase of treasury stock	(41)	(30)	(36)	(49)

Cash provided by (used for) financing activities	3,451	2,549	2,518	(5,490)

Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(424)	(313)	(1,069)	(1,195)

Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	(4,584)	(3,386)	1,667	(1,615)

Cash and cash equivalents (maturing within 3 months)

At beginning of period	14,576	10,767	9,100	10,715

At end of period	9,992	7,381	10,767	9,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

*
For other information regarding Consolidated Statements of Cash Flows, see Notes 1, 2 and 30.

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2004 €	2003 €	2002 €	2004 €	2003 €	2002 €	(in millions)

1,279	(568)	4,380	1,187	1,016	338	Net income (loss)

(113)	30	11	5	5	3	Income (loss) applicable to minority interests

—	30	124	—	—	35	Cumulative effects of changes in accounting principles

(281)	(956)	(2,645)	—	—	—	Gains on disposals of businesses

—	1,960	—	—	—	—	Impairment of investment in EADS

544	609	544	4,901	4,970	6,700	Depreciation and amortization of equipment on operating leases

5,693	5,735	6,257	124	103	122	Depreciation and amortization of fixed assets

(1,211)	194	(498)	618	450	766	Change in deferred taxes

951	539	(78)	(18)	(1)	94	Equity (income) loss from associated companies

(288)	141	205	13	19	9	Change in financial instruments

(524)	(424)	(599)	4	—	4	(Gains) losses on disposals of fixed assets/securities

(29)	82	312	3	(11)	(55)	Change in trading securities

1,198	1,098	3,292	146	(83)	20	Change in accrued liabilities

145	469	694	—	—	—	Turnaround plan expenses — Chrysler Group

(219)	(279)	(512)	—	—	—	Turnaround plan payments — Chrysler Group

(2,455)	(2,670)	(2,107)	—	—	—	Net changes in inventory-related receivables from financial services

						Changes in other operating assets and liabilities:

(1,535)	(502)	172	142	209	(166)	— Inventories, net

210	(500)	(314)	32	59	9	— Trade receivables

1,193	1,082	(97)	(7)	(1)	(169)	— Trade liabilities

(805)	715	(2,187)	157	306	1,245	— Other assets and liabilities

3,753	6,785	6,954	7,307	7,041	8,955	Cash provided by operating activities

						Purchases of fixed assets:

(3,828)	(3,973)	(4,842)	(13,850)	(11,631)	(12,862)	— Increase in equipment on operating leases

(6,298)	(6,539)	(7,052)	(88)	(75)	(93)	— Purchases of property, plant and equipment

(496)	(250)	(250)	(18)	(53)	(65)	— Purchases of other fixed assets

4,514	4,577	4,974	5,954	7,374	10,138	Proceeds from disposals of equipment on operating leases

705	606	828	36	37	50	Proceeds from disposals of fixed assets

(244)	(967)	(532)	(20)	(54)	(28)	Payments for investments in businesses

1,176	1,179	5,168	42	30	518	Proceeds from disposals of businesses

29,911	37,346	38,888	(35,889)	(47,778)	(51,900)	Investments in/collections from wholesale receivables

(27,849)	(34,938)	(37,274)	34,180	45,198	49,593	Proceeds from sale of wholesales receivables

4,457	3,829	3,339	(34,945)	(32,775)	(37,833)	Investments in retail receivables

(3,848)	(3,206)	(2,506)	20,996	19,783	22,205	Collections on retail receivables

(115)	(361)	(108)	9,646	9,557	8,654	Proceeds from the sale of retail receivables

(4,210)	(4,963)	(5,250)	(1)	(212)	(55)	Acquisitions of securities (other than trading)

3,445	4,687	5,283	36	98	93	Proceeds from sales of securities (other than trading)

(189)	(207)	(191)	108	73	271	Change in other cash

(2,869)	(3,180)	475	(13,813)	(10,428)	(11,314)	Cash provided by (used for) investing activities

1,481	(1,392)	971	972	1,521	1,707	Change in commercial paper borrowings and short-term financial liabilities

2,661	5,469	1,910	12,352	10,967	8,054	Additions to long-term financial liabilities

(6,953)	(4,229)	(7,696)	(6,417)	(8,289)	(9,421)	Repayment of long-term financial liabilities

(585)	(908)	(434)	(962)	(629)	(581)	Dividends paid (including profit transferred from subsidiaries)

(255)	(220)	(227)	285	264	276	Proceeds from issuance of capital stock (including minority interests)

(30)	(36)	(49)	—	—	—	Purchase of treasury stock

(3,681)	(1,316)	(5,525)	6,230	3,834	35	Cash provided by (used for) financing activities

(291)	(981)	(1,087)	(22)	(88)	(108)	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)

(3,088)	1,308	817	(298)	359	(2,432)	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)

						Cash and cash equivalents (maturing within 3 months)

9,469	8,161	7,344	1,298	939	3,371	At beginning of period

6,381	9,469	8,161	1,000	1,298	939	At end of period

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

Balance sheet information[2]
Fixed assets	29,331	27,305
Non-fixed assets	26,099	24,804

Total assets	55,430	52,109

Stockholders' equity	17,434	16,611
Minority interests	1,971	1,717
Accrued liabilities	9,299	8,055
Other liabilities	26,726	25,726
Total liabilities and stockholders' equity	55,430	52,109

1
For the period October 1 to September 30.

2
Balance sheet information as of September 30.

        DaimlerChrysler is providing the following condensed consolidated financial information about EADS as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 (in millions of €):

        Condensed consolidated income statement information:

	Year ended December 31,
	2004	2003	2002
Revenues	29,512	28,641	27,579
Cost of sales	(23,929)	(23,001)	(22,038)

Gross profit	5,583	5,640	5,541
Selling, administrative and other expenses	(2,181)	(2,444)	(2,448)
Research and development	(2,273)	(2,168)	(2,026)
Other income	355	217	299

Income before financial income	1,484	1,245	1,366
Financial expense, net	(132)	(4)	(186)

Income before income taxes	1,352	1,241	1,180
Income tax expense	(587)	(494)	(575)
Minority interests	(73)	(54)	(24)
Cumultative effects of changes in accounting principles	0	10	(346)

Net income	692	703	235

        Condensed consolidated balance sheet information:

	At December 31,
	2004	2003
Goodwill	10,851	10,797
Other intangible assets	368	313
Property, plant and equipment, net	10,134	8,562
Investments and long-term financial assets	6,360	6,409
Equipment on operating leases, net	2,458	2,528

Fixed assets	30,171	28,609
Inventories	3,072	3,237
Trade receivables	3,564	3,452
Other assets	10,998	10,118
Securities	466	468
Cash and cash equivalents	8,073	6,754

Non-fixed assets	26,173	24,029
Deferred taxes	2,667	2,700
Prepaid expenses	941	940

Total assets	59,952	56,278

Stockholders' equity	18,397	17,958
Minority interests	2,243	2,102
Accrued liabilities	9,609	9,220
Financial liabilities	6,205	6,181
Trade and other liabilities	17,619	14,874

Liabilities	23,824	21,055
Deferred taxes	4,058	3,650
Deferred income	1,821	2,293

Total liabilities	39,312	36,218

Total liabilities and stockholders' equity	59,952	56,278

        Condensed consolidated cash flow information:

        The presentation of condensed consolidated cash flow information of EADS for purposes of this disclosure for the years 2003 and 2002 has been changed to be consistent with the presentation of receivables from financial services in the cash flow statements of DaimlerChrysler.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Cash provided by operating activities	4,959	3,905	1,796
Purchases of non-current assets	(3,724)	(3,166)	(2,508)
Proceeds from disposal of non-current assets	152	301	409
Other	19	(373)	(249)

Cash used for investing activities	(3,553)	(3,238)	(2,348)
Change in financial liabilities	337	1,199	(629)
Cash distribution to shareholders	(320)	(240)	(403)
Other	(102)	(40)	(270)

Cash provided by (used for) financing activities	(85)	919	(1,302)
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents	(2)	(79)	(69)

Net increase (decrease) in cash and cash equivalents	1,319	1,507	(1,923)
Cash and cash equivalents:
At beginning of year	6,754	5,247	7,170

At end of year	8,073	6,754	5,247

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

2004 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Goodwill and other intangible assets	97	—	4,577	—	4,674
Property, plant and equipment, net	7,130	—	26,881	(10)	34,001
Investments and long-term financial assets	30,170	45,891	10,459	(79,477)	7,043
Equipment on operating leases, net	4,955	—	22,013	(257)	26,711

Fixed assets	42,352	45,891	63,930	(79,744)	72,429

Inventories	6,395	—	11,213	(816)	16,792
Trade, finance and other receivables	11,132	3,896	75,803	(14,171)	76,660
Securities	1,951	410	1,523	—	3,884
Cash and cash equivalents	2,409	3,281	2,081	—	7,771

Non-fixed assets	21,887	7,587	90,620	(14,987)	105,107

Deferred taxes and prepaid expenses	2,076	—	9,241	(6,157)	5,160

Total assets	66,315	53,478	163,791	(100,888)	182,696

Liabilities and stockholders' equity
Stockholders' equity	33,541	11,657	63,537	(75,194)	33,541

Minority interests	—	—	909	—	909

Accrued liabilities	10,590	132	30,983	(139)	41,566

Financial liabilities	14,054	41,429	37,242	(16,105)	76,620
Trade liabilities	4,205	—	8,709	—	12,914
Other liabilities	1,680	149	9,461	(2,583)	8,707

Liabilities	19,939	41,578	55,412	(18,688)	98,241

Deferred taxes and deferred income	2,245	111	12,950	(6,867)	8,439

Total liabilities	32,774	41,821	100,254	(25,694)	149,155

Total liabilities and stockholders' equity	66,315	53,478	163,791	(100,888)	182,696

Revenues	56,553	—	125,089	(39,583)	142,059
Cost of sales	(46,000)	—	(105,691)	37,124	(114,567)

Gross margin	10,553	—	19,398	(2,459)	27,492

Selling, administrative and other expenses	(6,995)	(12)	(12,458)	1,493	(17,972)
Research and development	(3,179)	—	(2,581)	102	(5,658)
Other income	748	—	824	(677)	895
Turnaround plan expenses — Chrysler Group	—	—	(145)	—	(145)

Income (loss) before financial income	1,127	(12)	5,038	(1,541)	4,612

Financial income (expense), net	2,005	1,348	(416)	(4,014)	(1,077)

Income (loss) before income taxes	3,132	1,336	4,622	(5,555)	3,535

Income taxes	(666)	492	(1,065)	62	(1,177)
Minority interests	—	—	108	—	108

Income (loss) from continuing operations	2,466	1,828	3,665	(5,493)	2,466

Income from discontinued operations	—	—	—	—	—

Net income (loss)	2,466	1,828	3,665	(5,493)	2,466

Cash provided by (used for) operating activities	3,124	(932)	12,034	(3,166)	11,060

Increase in equipment on operating leases	(3,278)	—	(14,623)	223	(17,678)
Purchases of property, plant, equipment and other fixed assets	(2,244)	—	(4,658)	2	(6,900)
Proceeds from disposals of equipment on operating leases leases	2,492	—	7,976	—	10,468
Proceeds from disposals of fixed assets	203	—	538	—	741
Payments for investments in businesses	(465)	—	162	39	(264)
Proceeds from disposals of businesses	875	—	382	(39)	1,218
(Increase) decrease in receivables from financial services, net	3	—	(4,058)	599	(3,456)
Disposition (acquisitions) of securities (other than trading), net	(454)	(103)	(173)	—	(730)
Other	(2,344)	(1,691)	(505)	4,459	(81)

Cash used for investing activities	(5,212)	(1,794)	(14,959)	5,283	(16,682)

Change in financial liabilities	2,927	1,325	188	(344)	4,096
Dividends paid	(1,519)	—	(1,952)	1,924	(1,547)
Other	—	—	3,697	(3,697)	—

Cash provided by (used for) financing activities	1,408	1,325	1,933	(2,117)	2,549

Effect of foreign exchange rate changes on cash	—	(236)	(77)	—	(313)

Net increase (decrease) in cash and cash equivalents	(680)	(1,637)	(1,069)	—	(3,386)

Cash and cash equivalents
At beginning of period	2,724	4,918	3,125	—	10,767

At end of period	2,044	3,281	2,056	—	7,381

2003 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Intangible assets	78	—	4,557	—	4,635
Property, plant and equipment, net	6,754	—	26,175	(12)	32,917
Investments and long-term financial assets	28,433	45,768	8,884	(74,337)	8,748
Equipment on operating leases, net	4,270	—	20,320	(205)	24,385

Fixed assets	39,535	45,768	59,936	(74,554)	70,685

Inventories	5,791	—	9,886	(729)	14,948
Trade, finance and other receivables	13,909	3,669	71,858	(14,869)	74,567
Securities	211	342	2,715	—	3,268
Cash and cash equivalents	2,934	4,918	3,165	—	11,017

Non-fixed assets	22,845	8,929	87,624	(15,598)	103,800

Deferred taxes and prepaid expenses	3,734	103	8,339	(8,393)	3,783

Total assets	66,114	54,800	155,899	(98,545)	178,268

Liabilities and stockholders' equity
Stockholders' equity	34,481	10,489	60,765	(71,254)	34,481

Minority interests	—	—	470	—	470

Accrued liabilities	10,112	34	29,135	(109)	39,172

Financial liabilities	11,115	43,292	37,086	(15,803)	75,690
Trade liabilities	3,795	—	7,788	—	11,583
Other liabilities	2,006	985	8,394	(2,580)	8,805

Liabilities	16,916	44,277	53,268	(18,383)	96,078

Deferred taxes and deferred income	4,605	—	12,261	(8,799)	8,067

Total liabilities	31,633	44,311	95,134	(27,291)	143,787

Total liabilities and stockholders' equity	66,114	54,800	155,899	(98,545)	178,268

Revenues	56,248	—	117,777	(37,588)	136,437
Cost of sales	(44,808)	—	(100,369)	35,251	(109,926)

Gross margin	11,440	—	17,408	(2,337)	26,511

Selling, administrative and other expenses	(7,327)	(17)	(11,645)	1,217	(17,772)
Research and development	(3,382)	—	(2,295)	106	(5,571)
Other income	532	—	785	(604)	713
Turnaround plan expenses — Chrysler Group	—	—	(469)	—	(469)

Income (loss) before financial income	1,263	(17)	3,784	(1,618)	3,412

Impairment of investment in EADS	(1,960)	—	(1,960)	1,960	(1,960)
Other financial income (expense), net	1,225	—	(211)	(2,295)	(856)

Financial income (expense), net	(735)	425	(2,171)	(335)	(2,816)

Income (loss) before income taxes	528	408	1,613	(1,953)	596

Income taxes	(946)	544	(627)	50	(979)
Minority interests	—	—	(35)	—	(35)

Income (loss) from continuing operations	(418)	952	951	(1,903)	(418)

Income from discontinued operations	14	—	14	(14)	14
Income on disposal of discontinued operations	882	—	888	(888)	882
Cumulative effects of changes in accounting principle	(30)	—	(30)	30	(30)

Net income (loss)	448	952	1,823	(2,775)	448

Cash provided by (used for) operating activities	6,217	891	9,508	(2,790)	13,826

Increase in equipment on operating leases	(2,934)	—	(12,813)	143	(15,604)
Purchases of property, plant, equipment and other fixed assets	(2,507)	—	(4,422)	12	(6,917)
Proceeds from disposals of equipment on operating leases leases	2,277	—	9,674	—	11,951
Proceeds from disposals of fixed assets	297	—	346	—	643
Payments for investments in businesses	(912)	—	(414)	305	(1,021)
Proceeds from disposals of businesses	298	—	1,216	(305)	1,209
(Increase) decrease in receivables from financial services, net	—	—	(3,580)	235	(3,345)
Disposition (acquisitions) of securities (other than trading), net	179	(88)	(481)	—	(390)
Other	(1,077)	(1,207)	3,453	(1,303)	(134)

Cash used for investing activities	4,379	(1,295)	(7,021)	(913)	(13,608)

Change in financial liabilities	(696)	2,647	(1,725)	3,821	4,047
Dividends paid	(1,519)	(442)	(1,601)	2,025	(1,537)
Other	1	—	2,150	(2,143)	8

Cash provided by (used for) financing activities	(2,214)	2,205	(1,176)	3,703	2,518

Effect of foreign exchange rate changes on cash	—	(865)	(204)	—	(1,069)

Net increase (decrease) in cash and cash equivalents	(376)	936	1,107	—	1,667

Cash and cash equivalents At beginning of period	3,100	3,982	2,018	—	9,100

At end of period	2,724	4,918	3,125	—	10,767

2002 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Revenues	55,430	—	130,202	(38,264)	147,368
Cost of sales	(43,890)	—	(111,181)	35,447	(119,624)

Gross margin	11,540	—	19,021	(2,817)	27,744

Selling, administrative and other expenses	(6,830)	(16)	(12,279)	959	(18,166)
Research and development	(3,272)	—	(2,778)	108	(5,942)
Other income	556	—	912	(691)	777
Turnaround plan expenses — Chrysler Group	—	—	(694)	—	(694)

Income (loss) before financial income	1,994	(16)	4,182	(2,441)	3,719

Financial income (expense), net	3,529	334	2,355	(4,012)	2,206

Income (loss) before income taxes	5,523	318	6,537	(6,453)	5,925

Income taxes	(728)	730	(1,308)	191	(1.115)
Minority interests	—	—	(15)	—	(15)

Income (loss) from continuing operations	4,795	1,048	5,214	(6,262)	4,795

Income from discontinued operations	82	—	82	(82)	82
Cumulative effects of changes in accounting principle	(159)	—	(159)	159	(159)

Net income (loss)	4,718	1,048	5,137	(6,185)	4,718

Cash provided by (used for) operating activities	7,318	484	11,781	(3,674)	15,909

Increase in equipment on operating leases	(2,682)	—	(15,175)	153	(17,704)
Purchases of property, plant, equipment and other fixed assets	(2,235)	—	(5,225)	—	(7,460)
Proceeds from disposals of equipment on operating leases leases	2,150	—	12,962	—	15,112
Proceeds from disposals of fixed assets	197	—	681	—	878
Payments for investments in businesses	(331)	—	(405)	176	(560)
Proceeds from disposals of businesses	292	—	5,570	(176)	5,686
(Increase) decrease in receivables from financial services, net	—	—	(7,504)	562	(6,942)
Disposition (acquisitions) of securities (other than trading), net	(14)	(353)	438	—	71
Other	(239)	454	230	(365)	80

Cash used for investing activities	(2,862)	101	(8,428)	350	(10,839)

Change in financial liabilities	(2,763)	(1,195)	2,130	(2,647)	(4,475)
Dividends paid	(1,003)	—	(7,015)	7,003	(1,015)
Other	—	—	1,032	(1,032)	—

Cash provided by (used for) financing activities	(3,766)	(1,195)	(3,853)	3,324	(5,490)

Effect of foreign exchange rate changes on cash	—	(801)	(394)	—	(1,195)

Net increase (decrease) in cash and cash equivalents	690	(1,411)	(894)	—	(1,615)

Cash and cash equivalents
At beginning of period	2,410	5,393	2,912	—	10,715

At end of period	3,100	3,982	2,018	—	9,100