Form 20-F
period 2005-12-31
DAIMLERCHRYSLER AG
filed 2006-03-06
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 6, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
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

Ordinary Shares, no par value. . . . . . . . . 1,018,172,696

(as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes /X/	No / /

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes / /	No /X/

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /X/	No / /

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer /X/	Accelerated filer / /	Non-accelerated filer / /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /	Item 18 /X/

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes / /	No /X/

i

Item 10.	Additional Information	98
	Options to Purchase Securities from Registrant or Subsidiaries	98
	Memorandum and Articles of Association	99
	Exchange Controls	104
	Taxation	104
	Documents on Display	107
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	108
	Exchange Rate Risk	108
	Interest Rate Risk	110
	Equity Price Risk	110
	Commodity Price Risk	111
Item 12.	Description of Securities Other than Equity Securities	111
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	112
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	112
Item 15.	Controls and Procedures	112
Item 16A.	Audit Committee Financial Expert	113
Item 16B.	Code of Ethics	113
Item 16C.	Principal Accountant Fees and Services	113
Item 16D.	Exemptions from the Listing Standards for Audit Committees	114
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	115
PART III
Item 17.	Financial Statements	116
Item 18.	Financial Statements	116
Item 19.	Exhibits	116

ii

Cautionary Statement Regarding Forward Looking Statements

        This annual report contains forward looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward looking statements. These statements are subject to many risks and uncertainties, including:

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

  •
  price increases in fuel and raw materials such as steel;

  •
  disruption of production resulting from material shortages, labor strikes, or supplier insolvencies;

  •
  effective implementation of the CORE program, including the new business model for smart, headcount reductions at Mercedes Car Group and the new management model for DaimlerChrysler;

  •
  renewed pressure to continue cost reduction efforts in light of restructuring plans announced by some of our major competitors in the NAFTA region;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings;

  •
  a decline in resale prices of used vehicles; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

        If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        We have derived the selected consolidated financial data presented in the table below from our consolidated financial statements for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. We prepared the audited consolidated financial statements included in this annual report (Consolidated Financial Statements) in accordance with generally accepted accounting principles in the United States of America which we refer to as U.S. GAAP. Our financial statements are denominated in euros, which is the currency of our home country, Germany.

        You should read the table together with our Consolidated Financial Statements and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	Year Ended December 31,
	2005[1]		2004[1]	2003[1]	2002[2]		2001[2]
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenues	€149,776		€142,059	€136,437	€147,408	[3]	€150,422 [3]
Income (loss) before financial income	3,221		4,612	3,388	3,693	[3]	(1,834)[3]
Income (loss) from continuing operations and before cumulative effects of changes in accounting principles	2,851		2,466	(418)	5,175	[3]	(694)[3]
Basic earnings (loss) per share	2.80		2.43	(0.41)	5.13	[3]	(0.69)[3]
Diluted earnings (loss) per share	2.80		2.43	(0.41)	5.10	[3]	(0.69)[3]
Income from discontinued operations	—		—	14	82		101
Income on disposal of discontinued operations	—		—	882	—		—
Total income from discontinued operations including net gain on disposals	—		—	896	82		101
Basic earnings per share	—		—	0.88	0.08		0.10
Diluted earnings per share	—		—	0.88	0.08		0.10
Net income (loss)	2,846		2,466	448	5,098		(593)
Basic earnings (loss) per share	2.80		2.43	0.44	5.06		(0.59)
Diluted earnings (loss) per share	2.80		2.43	0.44	5.03		(0.59)
Balance Sheet Data (end of period):
Total assets	€201,632		€182,872	€178,450	€187,527		€207,616
Short-term financial liabilities	36,483		33,306	28,255	30,499		34,409
Long-term financial liabilities	44,449		42,964	47,056	48,325		56,986
Capital stock	2,647		2,633	2,633	2,633		2,609
Stockholders' equity	36,449		33,522	34,486	35,076		38,928
Other Data:
Weighted average number of shares outstanding
Basic	1,014.7		1,012.8	1,012.7	1,008.3		1,003.2
Diluted	1,017.7		1,014.5	1,012.7	1,013.9		1,003.2
Dividend per share (euro)	1.50	[4]	1.50	1.50	1.50		1.00
Dividend per share (U.S. dollar)[5]	1.79	[4]	1.92	1.81	1.61		0.88

We adjusted our January 1, 2003 stockholders' equity balance to correct for misstatements in years prior to 2003 which had the effect of increasing stockholders' equity as at January 1, 2003 by €72 million. We also recognized charges in our 2005 consolidated income statement relating to the years 2003 and 2004 to correct certain misstatements in those years. The charges had the effect of reducing 2005 income before financial income by €55 million, income from continuing operations and before cumulative effects of changes in accounting principles by €106 million, and net income by €106 million or €0.10 per share (both basic and diluted). The 2003 and 2004 misstatements were not material to those years and the charges recognized in 2005 to correct the misstatements of those years were not material to the consolidated statement of income for 2005. In addition, the adjustments to January 1, 2003 stockholders' equity to correct the cumulative misstatements as of that date were not material to beginning stockholders' equity as of January 1, 2003. Please refer to Note 1 to our Consolidated Financial Statements for additional information.

We adjusted our consolidated income statements for the years 2002 and 2001 to correct for the misstatements referenced above. These adjustments had the effect of reducing income (loss) before financial income by €26 million and €27 million, respectively, increasing income (loss) from continuing operations before cumulative changes in accounting principles by €380 million and €69 million, respectively, and net income by €380 million and €69 million or €0.38 and €0.07 per share (both basic and diluted), respectively. We also adjusted our January 1, 2001 stockholders' equity balance for the effects of those misstatements relating to periods prior to 2001, which had the effect of reducing stockholders' equity as at January 1, 2001 by €181 million.

3
We have adjusted 2002 and 2001 figures to exclude discontinued operations. Please refer to Note 10 to our Consolidated Financial Statements for a description of discontinued operations.

4
The amount for 2005 represents the proposed dividend amount for 2005 which is subject to approval by our stockholders at the annual general meeting scheduled for April 12, 2006.

5
The U.S. dollar dividend amounts for prior years reflect the dollar amounts actually paid to those shareholders who receive their dividends in U.S. dollars. We have translated the euro dividend amount proposed for 2005 solely for your convenience at an exchange rate of €1=$1.1920, the noon buying rate for euros on February 10, 2006.

Exchange Rate Information

        The following table shows high and low or average noon buying rates for euros for the periods shown, based on rates certified by the Federal Reserve Bank of New York for customs purposes.

Year	High	Low
	(in $ per €)
2006
February (through February 10, 2006)	1.2100	1.1920
January	1.2287	1.1980
2005
December	1.2041	1.1699
November	1.2067	1.1667
October	1.2148	1.1914
September	1.2538	1.2011
August	1.2434	1.2147
July	1.2200	1.1917
		Average[1]
2005		1.2400
2004		1.2478
2003		1.1411
2002		0.9495
2001		0.8909

1
This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 10, 2006, the noon buying rate for €1 was $1.1920.

        Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our ordinary shares on the German stock exchanges. Accordingly, exchange rate fluctuations are likely to affect the market price of our ordinary shares on the New York Stock Exchange. Exchange rate fluctuations may also affect the U.S. dollar amount received by shareholders who elect to convert cash dividends declared in euro into U.S. dollars. Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for information on how exchange rate fluctuations affect our businesses and operations. In those sections, you can also find a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.

RISK FACTORS

        Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in our primary markets, North America and Europe. The principal risks are described below.

  Economic

        A decline in demand, in particular in our primary markets, the United States and Western Europe, could significantly adversely affect our profitability and cash flows and our strategic expansion plans.

        Any of several factors could contribute to a decline in demand for our passenger cars and commercial vehicles in the United States or Western Europe. For example, the U.S. economy increasingly requires significant capital inflow from non-U.S. investors to finance its large current account deficit. A pronounced decline in demand for U.S. dollar denominated investments could lead to a sharp depreciation of the U.S. dollar and force the United States to raise its key interest rates. The latter would increase capital costs and likely reduce demand for vehicles. A drop in economic growth in Western Europe, on the other hand, could result not only from any structural weakness or a decline in domestic demand in major European economies, but also from a decline in the U.S. economy resulting in less demand for European goods and services in the U.S.

        Continued rising energy costs or sustained high energy prices, especially for crude oil, could significantly influence worldwide consumption and investment or lead to declines in demand if central banks try to limit inflationary pressure by substantially increasing interest rates. Both events may adversely impact automotive sales. Rising energy costs can lead to a shift to smaller, lighter, more fuel-efficient cars, which generally provide a lower gross margin than larger vehicles, as well as deferral of purchases.

        Since we derive substantial revenues from the United States and Western Europe, the occurrence of any of these events, or other events that threaten consumer and investor confidence (international disputes, political instability, terrorism, etc.) may significantly adversely affect our future sales, operating results and cash flows.

        In addition, an economic decline in the Asian economies could not only negatively affect future business prospects of our subsidiary Mitsubishi Fuso Truck and Bus Corporation and our Mercedes-Benz passenger car sales, but also our long-term strategic expansion plans for growth in Asian markets. An economic downturn in China, in particular, could delay that expansion and could adversely impact our existing activities in these markets. Moreover, deteriorating economic conditions in Asia, especially if coupled with depreciating Asian currencies, could lead Asian competitors with excess capacity to intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        We also maintain production facilities and sales and finance companies in other regions of the world which may be affected by local and regional adverse economic and political developments. Some of the countries in those regions may experience severe economic contraction or currency fluctuation, which could adversely affect domestic demand in those and neighboring countries as well as our production facilities. For example, our Commercial Vehicles segment maintains production facilities and sells significant numbers of vehicles in Turkey and in several South American countries, some of which have experienced such conditions in the recent past.

        Demand for motor vehicles could also be affected by the political and regulatory environment in the markets in which we operate. For example, a discord in international trade relations and the implementation of new tariff or non-tariff trade barriers could negatively affect our global sales and procurement activities as well as expansion plans in affected areas. The proliferation of bilateral free trade agreements between third party countries could negatively affect our position in those foreign markets, especially in Southeast Asia where Japan increasingly gains preferential market access.

  Industry and Business

        Overcapacity and intense competition in the automotive industry create pricing pressure and force further cost reductions.

        Intense price competition and overcapacity in the automotive industry could force manufacturers of passenger cars and commercial vehicles to decrease production, reduce capacity or increase sales incentives. Our ability to improve or maintain our profitability depends, among other things, on the successful implementation of cost reduction programs or efficiency optimizations, including achievement of sustainable price reductions from suppliers. Our ability to achieve such price reductions from suppliers may be limited by a combination of factors including consolidation among automotive suppliers, the use of a single supplier for certain components, and increasing supplier insolvencies. In addition, the Chrysler Group faces renewed pressure to continue its cost reduction efforts in light of the plans announced by some of its major competitors in the NAFTA region over the past several months relating to plant closures, workforce reductions and labor costs.

        In addition, if we are unable to continue to provide competitive sales incentives, customers may elect to purchase competitors' products and our future profitability may suffer. The revenues and operating results of the Chrysler Group are particularly sensitive to sales incentives because consumers in the U.S. and Canadian automotive markets have come to expect them. Sales incentives have become more common in West European markets as well. Sales incentives in the new vehicle business also influence the price level of used vehicles, which could adversely affect the profitability of our used vehicle sales and, indirectly, the profitability of our future new vehicle sales.

        High commodities prices and increased pressure on our suppliers could negatively impact our profitability.

        The rising demand in the worldwide commodities markets for raw materials that we use in our production process, such as steel and petroleum based products, have led to price increases in such materials. Continued high prices or further price increases for raw materials will lead to higher component and production costs that could in turn negatively impact our future operating results, profitability and cash flows because we may not be able to pass all of those costs on to our customers or suppliers.

        Additionally, the intense competition in the automotive industry is having a significant adverse effect on the financial position and business continuity of key suppliers. In 2005, there has been an increase in bankruptcies and other signs of financial distress among automotive suppliers. We could be severely impacted if a supplier is unable to meet our production requirements due to its financial condition or otherwise. We have provided, and in the future may be required to provide, financial support to suppliers in order to avoid prolonged interruption in the supply of components, which could negatively impact our profitability.

        Risks arising from our leasing and sales financing business may adversely affect our future operating results and cash flows.

        The financial services we offer in connection with the sale of vehicles involve several risks, including higher refinancing costs, and the potential inability to recover our investments in leased vehicles and to collect our sales financing receivables. If any of these risks materialize, our future operating results, financial condition and cash flows could be adversely affected. For instance, our ability to recover our investments in leased vehicles may deteriorate as a result of a decline in resale prices of used vehicles. Our ability to collect our sales financing receivables could be negatively impacted by consumer and dealer insolvencies.

        New vehicle sales incentives indirectly lower the resale prices of used vehicles. A decline in resale prices of used vehicles could in turn result in downward pressure on the carrying values of leased vehicles and negatively affect the collateral value of our sales financing and finance lease receivables.

        Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information on how we account for our leasing and sales financing business and how sales incentives could affect this business.

        Our future profitability will depend on the ability to offer competitive prices while maintaining a high level of product quality.

        Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Reductions in our product quality could severely tarnish our image as a manufacturer and thereby negatively affect our future sales and, as a consequence, our future operating results and cash flows. Consumers, however, increasingly react more sensitively to pricing, which may result in continued or intensified pricing pressures which may limit our ability to pass price increases on to customers. Our attempts to reduce costs along the automotive value chain may place additional cost and pricing pressure on suppliers, which can also negatively affect product quality.

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

        Our future success depends on our ability to offer innovative new products and meet consumer demand.

        Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to the success of automobile manufacturers. Our ability to strengthen our position within our traditional product and market segments through research and development of innovative products and services while expanding into additional market segments with innovative new products will play an important role in determining our future success. A general shift in consumer preference towards smaller, lower margin vehicles, which could result from, among other things, government regulations, environmental concerns and increasing fuel prices could have a negative effect on our profitability. Potential delays in bringing new vehicles to market, the inability to achieve defined efficiency targets without suffering from quality losses and a lack of market acceptance of our new models would adversely affect our financial condition, results of operations and cash flows.

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

        We sometimes provide guarantees for third party liabilities, principally in connection with liabilities of our non-consolidated affiliated companies, and performance guarantees related to the contractual performance of joint ventures, non-incorporated companies, partnerships and project groups. These liability and performance guarantees may expose us to financial risk. For example, as a result of the guarantees and other obligations DaimlerChrysler Financial Services undertook as one of the consortium members of Toll Collect, our future operating results and cash flows may be materially adversely affected by penalties, damage claims and losses associated with an underperformance of the system or a delayed introduction of additional system features. For further information concerning this agreement, please refer to the discussion under the heading "Off-Balance Sheet Arrangements—Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

  Financial

        We are exposed to fluctuations in currency exchange rates and interest rates.

        Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the U.S. dollar, the British pound, the Japanese yen and other world currencies against the euro. Moreover, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities and we manage a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. Changes in currency exchange rates and interest rates may have substantial adverse effects on our operating results and cash flows. For example, a strengthening of the euro against the U.S. dollar and other world currencies could significantly adversely affect our operating results and cash flows because a significant portion of our business, primarily in the case of the Mercedes Car Group, depends in part on export sales to the United States. For more information on how changes in exchange rates and interest rates may impact our operating results and cash flows, please refer to the discussion under the heading "Introduction" in "Item 5. Operating and Financial Review and Prospects" and to the discussion about market risk in "Item 11. Qualitative and Quantitative Disclosures About Market Risk."

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

        We may need to make significant cash contributions or increase accruals with respect to the funding of our pension and other post-retirement benefit plans. In addition, our total pension and other post-retirement benefit expense may increase.

        Our pension and other post-retirement obligations are significant and are partially underfunded. The funded status of our off-balance sheet pension and other post-retirement benefit plans is subject to changes in actuarial and other related assumptions and to actual developments.

        Even small changes in the assumptions which affect the benefit plan valuation, such as discount rates, rates for compensation increase, mortality rates, retirement rates, health care cost trend rates and other factors, may lead to significant increases in the value of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect our total pension and other post-retirement benefit expense in the following years.

        Actual developments, such as an unfavorable performance of capital markets — particularly with respect to equity securities — can result in significant decreases in the market value of plan assets. This in turn would affect the reported funded status of our plans. In addition, lower plan assets or a decrease in the rate of expected return on plan assets can result in higher pension and other post-retirement benefit expense in subsequent years.

        Please refer to the discussions under the headings "Critical Accounting Policies" and "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects" as well as to Note 25a to our

Consolidated Financial Statements for additional information on pension and other post-retirement benefit accounting.

Item 4. Information on the Company.

INTRODUCTION

Organization

        The legal and commercial name of our company is DaimlerChrysler AG. It is a stock corporation organized under the laws of the Federal Republic of Germany and was incorporated on May 6, 1998. Our registered office is located at Epplestrasse 225, 70567 Stuttgart, Germany, telephone +49-711-17-0. Our agent for U.S. federal securities law purposes is DaimlerChrysler North America Holding Corporation, located at 1000 Chrysler Drive, Auburn Hills, MI 48326-2766.

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

Business Summary and Developments

        DaimlerChrysler AG is the ultimate parent company of the DaimlerChrysler Group. The Group develops, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, light trucks and commercial vehicles. We also provide financial and other services relating to our automotive business. We have four primary business segments. Our fifth segment, Other Activities, comprises all other businesses and investments in businesses not allocated to one of our primary business segments. At the beginning of 2005, we renamed our Services segment the Financial Services segment to reflect its focus on providing automotive financial services. Our segments are:

  •
  Mercedes Car Group

  •
  Chrysler Group

  •
  Commercial Vehicles

  •
  Financial Services

  •
  Other Activities

        On January 24, 2006, we presented a new management model designed to improve our competitiveness and promote further profitable growth. The goal of the new model is to integrate further our core functions, focus operations areas more closely on their core processes, encourage internal collaboration and reduce duplication of activities. As part of the program we expect to eliminate approximately 6,000 jobs worldwide and reduce annual administrative expenses by approximately €1.5 billion, including €0.5 billion which we plan to realize through other efficiency enhancement programs already in place.

        As part of the new management model, we also intend to change the composition of our business segments by reporting the van and bus business units with our Other Activities. As a result of these changes, our Commercial Vehicles segment will be renamed the Truck Group.

        Preparations for implementing the new management model are underway and we expect to fully implement it by 2008. We expect total expenditures for implementing the program to be approximately €2 billion in the years 2006 through 2008.

        We offer our automotive products and related financial services primarily in Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. Approximately 45% of our 2005 revenues derive from sales in the United States, 14% from sales in Germany and 18% from sales in other countries of Western Europe.

        In recent years, we have also taken significant steps towards increasing further our presence in the Asian markets. For example, we acquired a majority interest in the Japanese truck manufacturer Mitsubishi Fuso Truck and Bus Corporation and we entered into joint ventures with Chinese partners relating to the production of passenger cars and vans in China. In December 2005, one of our joint ventures began to manufacture and distribute Mercedes-Benz E-Class and C-Class passenger cars. The production capacity of the joint venture is 20,000 units per year. The joint venture also continues to produce and sell passenger cars, such as the Jeep® Cherokee and Jeep® Grand Cherokee, under license agreements with our subsidiary DaimlerChrysler Corporation. Another joint venture under review, which is still subject to approval by the relevant Chinese authorities, will manufacture and sell Mercedes-Benz Vito/Viano and Sprinter vans. We expect production of these vans to commence in the second half of 2006 with a capacity of 40,000 units per year.

        In line with our strategy of concentrating on our automotive business and related services, we disposed of several non-core business assets and expanded our core automotive activities over the past several years. In 2005, we concluded the following transactions:

        Off-Highway.    In December 2005, we agreed to sell substantially all of our Off-Highway business to the Swedish investor group EQT. The sale includes the MTU-Friedrichshafen Group and the off-highway businesses of Detroit Diesel Corporation and DaimlerChrysler AG. We expect to consummate the sale in 2006 and to achieve a net cash inflow of approximately €1.0 billion from this transaction.

        MMC.    In November 2005, we sold our remaining 12.4% interest in Mitsubishi Motors Corporation (MMC) for €970 million.

        MFTBC.    Under the purchase agreements entered into in 2003 and 2004 with MMC regarding our acquisition of an aggregate 65% of Mitsubishi Fuso Bus and Truck Company (MFTBC), we had the right to a purchase price adjustment if the warranty reserve on the books of MFTBC proved to be inadequate. During 2004 we discovered quality issues that originated before we invested in MFTBC. In March 2005, we agreed on a settlement with MMC pursuant to which we received (1) MMC's remaining stake of 20% in MFTBC, (2) a cash payment of €72 million, (3) promissory notes with an aggregate face value of €143 million, payable in four equal installments over a four year period and (4) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. As a result of the settlement, our controlling interest in MFTBC increased from 65% to 85%. The aggregate purchase price for our equity interest in MFTBC after giving effect to the settlement was €1,014 million.

        For additional information on acquisitions and dispositions of businesses during the last three years, please refer to Note 4 to our Consolidated Financial Statements. For additional information on these and other transactions and a discussion of their effect on revenues and operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures for property, plant and equipment were €6.6 billion in 2005, €6.4 billion in 2004 and €6.6 billion in 2003. In 2005, the United States and Germany accounted for 44% and 36% of these capital expenditures, respectively. Expenditures for equipment on operating leases were €20.2 billion in 2005, €17.7 billion in 2004 and €15.6 billion in 2003. For additional information on our capital expenditures, please refer to "Description of Business Segments" and "Description of Property" below.

Significant Subsidiaries

        The following table shows the significant subsidiaries DaimlerChrysler AG owned, directly or indirectly, as of December 31, 2005:

Name of Company	Percentage Owned
DaimlerChrysler North America Holding Corporation, Auburn Hills, MI, a Delaware corporation	100.0
DaimlerChrysler North America Finance Corporation, Newark, DE, a Delaware corporation	100.0
DaimlerChrysler Motors Company LLC, Auburn Hills, MI, a Delaware limited liability company	100.0
DaimlerChrysler Corporation, Auburn Hills, MI, a Delaware corporation	100.0
DaimlerChrysler Services North America LLC, Farmington Hills, MI, a Michigan limited liability company	100.0
Freightliner LLC, Portland, OR, a Delaware limited liability company	100.0
smart gmbh, registered in Böblingen, Germany	100.0

        DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation and smart gmbh. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler North America Finance Corporation, 100% of DaimlerChrysler Motors Company LLC and 100% of Freightliner LLC. DaimlerChrysler Motors Company LLC owns 100% of DaimlerChrysler Corporation. DaimlerChrysler Corporation owns 100% of DaimlerChrysler Services North America LLC.

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes Car Group

        The Mercedes Car Group designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart compact passenger cars. In 2005, the Mercedes Car Group contributed approximately 31% of our revenues.

        In 2004, the Mercedes Car Group rolled out a broad quality improvement initiative which affected all Mercedes-Benz products. This initiative was followed in 2005 by CORE (Cost down, Revenue up, Execution), a comprehensive program designed to increase earnings through increased sales, material- and fixed-cost reductions, quality improvements and improved efficiencies, and to realign the smart business. With CORE we intend to improve our competitiveness and increase profitability with the goal of achieving a return on sales of 7% by 2007.

        The headcount reduction initiative currently under way at Mercedes Car Group is a result of the CORE program. The board of management set the personnel reduction target for the Mercedes-Benz business unit at 8,500 jobs to be achieved through voluntary severance arrangements. As of year end 2005, approximately 5,000 employees had accepted voluntary severance arrangements. We intend to complete these reductions in 2006. For additional information regarding these reductions and the realignment of the smart business, please refer to Note 5 to our Consolidated Financial Statements. For additional information on the effect of these reductions and the realignment of the smart business on our operating results, please refer to "Operating Results" under the heading "Item 5. Operating and Financial Review and Prospects" and to Note 35 to our Consolidated Financial Statements.

  Products

  Mercedes-Benz

        Mercedes-Benz passenger cars are world-renowned for innovative technology, highest levels of comfort, quality, safety, and pioneering design. We offer most of our vehicles with a variety of diesel and gasoline engines. The availability of individual models differs by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    The S-Class is a line of full-size luxury sedans. In September 2005, we launched the all-new S-Class sedans S350 and S500. Additional models, including the sportier AMG version, will complete the S-Class line-up and become available in 2006.

        The S-Class sedans are complemented by the CL, a top-of-the-line two-door coupe and the SL, a two-door convertible. We intend to introduce an all-new CL coupe in the fall of 2006. We also offer a high performance Mercedes-Benz sports car, the SLR, through McLaren Cars Ltd.

        E-Class.    The E-Class is a line of luxury sedans and station wagons. In mid-2006, we intend to introduce a facelifted version of the E-Class sedans and station wagons.

        We also offer the CLS, a four-door coupe based on the E-Class platform. It is an innovative vehicle concept with a highly emotive design and leading-edge technology.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. The C-Class sports coupe, the SLK (a two-seat roadster) and the CLK coupe and convertible complement the C-Class product family.

        A-/B-Class.    The A-Class is a front wheel drive compact. In June 2005 we launched the all-new B-Class, a front wheel drive 4-door Compact Sports Tourer (CST). We do not offer the A- and B-Class in the United States.

        M-/R-/GL-Class.    The M-Class is a line of sport utility vehicles with permanent all-wheel drive. In mid-2005, we launched the successor of the first generation M-Class.

        The R-Class is an all-new Grand Sports Tourer (GST) which we launched in the United States in September 2005 and plan to offer in Europe in 2006.

        In 2006, we intend to introduce the all-new GL-Class, a seven seat sport utility vehicle based on the M-Class.

        G-Class.    The G-Class is a four-wheel drive cross country vehicle that comes in a short and a long wheelbase version and as a convertible. The long wheelbase version of the G 500 is also available in the United States.

  Maybach

        The prestigious Maybach brand represents a line of exclusive high-end luxury sedans with unsurpassed luxury, comfort, and individuality. In 2005, we launched the Maybach 57 S, a sportier version of the Maybach 57.

  smart

        The smart brand is a micro compact car concept. We currently offer three models, the smart fortwo, the smart forfour, and the smart roadster. In 2005, we decided to cease production of the smart roadster.

  Markets, Sales and Competition

        Markets.    In 2005, the main markets of the Mercedes Car Group were Germany (29% of unit sales), the remainder of Western Europe (35% of unit sales), the United States (19% of unit sales) and Japan (4% of unit sales). In Germany, new passenger car registrations for all manufacturers increased 1.6% to 3.3 million units. In Western Europe (excluding Germany), new registrations of passenger cars decreased slightly 0.1% to 11.2 million units.

        Sales.    The following table shows the distribution of revenues and unit sales for our Mercedes Car Group segment by geographic market since 2003:

Revenues and Unit Sales

	Year Ended December 31,
	2005	% change	2004	% change	2003
Revenues[1]
Western Europe	29,103	-4	30,452	-4	31,558
Germany	14,461	-8	15,760	-7	16,875
Other	14,642	0	14,692	0	14,683
NAFTA region	12,043	+6	11,381	-4	11,848
United States	10,997	+5	10,477	-4	10,932
Canada and Mexico	1,046	+16	904	-1	916
Asia	5,531	+16	4,778	-6	5,100
Japan	2,212	+11	1,996	-17	2,399
Other	3,319	+19	2,782	+3	2,701
Other markets	3,338	+11	3,019	+3	2,940

World	50,015	+1	49,630	-4	51,446

Units
Western Europe	776,600	-5	820,700	+1	812,900
Germany	354,900	-8	386,900	-1	390,100
Other	421,700	-3	433,800	+3	422,800
NAFTA region	253,500	+6	239,900	+2	235,400
United States	231,800	+4	222,500	+2	218,400
Canada and Mexico	21,700	+25	17,400	+2	17,000
Asia	107,700	+15	93,300	-3	96,000
Japan	48,300	+17	41,400	-10	45,800
Other	59,400	+14	51,900	+3	50,200
Other markets	79,000	+8	72,900	0	72,600

World	1,216,800	-1	1,226,800	+1	1,216,900

1
€ in millions.

        In 2005, worldwide unit sales of the Mercedes Car Group reached 1,216,800 compared to 1,226,800 in the prior year, a decrease of 1%. Sales of A-/B-Class vehicles were particularly strong at 262,300 units due to the market introduction of the new A-Class in September 2004 and the all-new B-Class in 2005. With 2005 sales of 264,900 units, the E-Class is still among the best selling vehicles in its segment. The S-Class also performed strongly in its market segment, despite a decline in unit sales of 17% to 71,600 units. The decline was primarily the result of the model changeover to the new S-Class sedan launched in September 2005. Sales of the M-/R-Class increased to 90,300 units due to the launch of the new M-Class model in April 2005 and the all-new R-Class in October 2005. Unit sales of the C-Class declined to 398,000 units as the current model line approaches the end of its life cycle.

        In Germany, the Mercedes Car Group sold 354,900 units in 2005, 8% less than in 2004. Unit sales in Western Europe (excluding Germany) decreased by 3% to 421,700 units. In the United States, the most important non-European market for Mercedes-Benz passenger cars, we sold 231,800 units in 2005, a 4% increase over the previous year. This increase resulted primarily from the strong sales performance of the successful CLS and the new M-Class. Unit sales in Japan rose 17% to 48,300 units in a very difficult market. The positive sales performance in Japan was mainly due to the introduction of the new A-Class and the CLS. In the rest of Asia (excluding Japan), we were able to surpass last year's sales level by 14% with 59,400 units. Sales performance in China was especially encouraging with an increase of more than 18%. For a discussion of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table shows, by vehicle line, the number of units sold since 2003:

	Year Ended December 31,
	2005	2004	2003
Units
S-Class (including CL-Class, SL-Class, Maybach, and SLR)	71,600	85,900	108,800
E-Class (including CLS-Class)	264,900	294,200	305,300
C-Class (including CLK-Class and SLK-Class)	398,000	474,800	442,100
A-/B-Class	262,300	142,500	147,400
M-/R-Class	90,300	70,900	81,200
G-Class	5,400	6,400	7,400
smart	124,300	152,100	124,700

Total	1,216,800	1,226,800	1,216,900

        Competition.    In Western Europe, our Mercedes-Benz passenger cars principally compete with products of BMW Group (BMW, Rolls-Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Jaguar, Aston Martin, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus).

        In the United States, our principal competitors include BMW (BMW, Rolls-Royce), Ford (Jaguar, Aston Martin, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab).

        Competitors of Maybach are Rolls-Royce and Bentley sedans.

        Principal competitors of smart are certain models of Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu), BMW (Mini) and Volkswagen (Seat, Skoda, VW).

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering 200 countries and customs areas. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly owned subsidiaries. In the United States, in Canada and in major European markets we operate our own wholesale subsidiaries which we call market performance centers. In Europe and Canada, we also operate an increasing number of retail outlets, and are still in the process of establishing our own retail locations in select major European metropolitan areas. A wide network of smart centers in 36 countries provides sales and repair services for our smart vehicles.

        In Europe and Asia we sell our Maybach sedans through Maybach centers exclusively dedicated to this luxury brand. In the United States we distribute the Maybach through select Mercedes-Benz dealers.

  Capital Expenditures; Research and Development

        The following table shows capital expenditures for fixed assets and research and development expenditures of the Mercedes Car Group segment in the last three years:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Capital expenditures for fixed assets	1,629	2,343	2,939
Research and development	2,418	2,634	2,687

        Our Mercedes Car Group spent €1.6 billion on capital expenditures for fixed assets in 2005. Principal areas of investment in 2005 were the preparation for production of the successor models of the S-Class sedan, the CL-Class, the C-Class successor, the new M-Class, the all-new R-Class and the new GL-Class. Capital expenditures also included production equipment for manufacturing new engines and transmissions.

        In 2005, research and development activities of the Mercedes Car Group related primarily to the development of new car models and new engines and transmissions. New car models under development included the successor models of the S-Class sedan, the CL-Class, the E-Class and the C-Class as well as the all-new R-Class and the new GL-Class. The development of a new world diesel engine and research and development work relating to alternative propulsion systems complemented the primary research and development activities in 2005.

Chrysler Group

        Our Chrysler Group segment consists of DaimlerChrysler Motors Company LLC and its subsidiaries DaimlerChrysler Corporation, DaimlerChrysler Canada Inc., and DaimlerChrysler de Mexico S.A. de C.V., as well as other international automotive affiliates. These companies design, manufacture, assemble and sell cars and trucks under the brand names Chrysler, Jeep® and Dodge. The Chrysler Group segment contributed approximately 33% of our revenues in 2005.

  Products

        The Chrysler Group vehicles include full-size, mid-size and compact cars and standard and extended wheelbase minivans, full-size and mid-size pick-up trucks, sport utility vehicles, full-size vans and models in the sports tourer segment. The Chrysler Group also sells parts and accessories marketed under the MOPAR® brand name.

        During 2005 and 2006, the Chrysler Group introduced or plans to introduce, among others, the following products:

Vehicle	Market Segment
2005 Calendar Year Introductions.
2006 Dodge Charger	Standard Full-Size Car
2006 Jeep® Commander	Full-Size Sport Utility Vehicle
2006 Dodge Viper SRT10 Coupe	Luxury Specialty
2006 Dodge Ram Mega Cab	Large Pickup
2006 Chrysler 300C SRT8	Luxury Full-Size Car
2006 Dodge Magnum SRT8	Sports Tourer
2006 Dodge Charger SRT8	Standard Full-Size Car
2006 Calendar Year Introductions.
2006 Jeep® Grand Cherokee SRT8	Full-Size Sport Utility Vehicle
2007 Dodge Caliber	Compact Car
2007 Jeep® Wrangler	Small Sport Utility Vehicle
2007 Jeep® Compass	Mid-Size Sport Utility Vehicle
2007 Chrysler Aspen	Full-Size Sport Utility Vehicle
2007 Dodge Nitro	Mid-Size Sport Utility Vehicle

  Markets, Sales and Competition

        The following table shows the distribution of revenues and unit sales for the Chrysler Group segment by geographic market:

Revenues and Unit Sales

	Year Ended December 31,
	2005	% change	2004	% change	2003
Revenues[1,2]
NAFTA region	45,439	+1	45,183	0	45,044
United States	39,652	-1	39,943	0	39,863
Canada	4,183	+6	3,947	0	3,949
Mexico	1,604	+24	1,293	+5	1,232
Western Europe	2,842	-2	2,906	0	2,916
Other markets	1,837	+30	1,409	+4	1,361

World	50,118	+1	49,498	0	49,321

Units[2,3]
NAFTA region	2,637,800	+1	2,609,700	+6	2,457,800
United States	2,305,400	+1	2,287,000	+7	2,128,600
Canada	209,900	-1	212,300	-7	229,000
Mexico	122,500	+11	110,400	+10	100,200
Western Europe	97,200	-3	99,700	-9	109,200
Other markets	78,000	+11	70,500	-1	70,900

World	2,813,000	+1	2,779,900	+5	2,637,900

1
€ in millions.

2
The 2005 figures include 9,400 units assembled under an assembly contract with Mitsubishi Motors Corporation and related revenues of approximately $177 million.

3
Unit sales represent factory shipments by the Chrysler Group.

        In the United States and Canada, the Chrysler Group sold 2,525,700 vehicles in the retail and fleet market in 2005, an increase of 4% from 2,421,900 vehicles in 2004. For 2005, this represents a 13.2% share of the United States and Canada car and truck market, compared to 12.8% in 2004. Industry retail and fleet sales in the United States and Canada for 2005 were 19.1 million units, an increase of 1% from 2004.

        In 2005, revenues of our Chrysler Group segment increased, primarily as a result of higher worldwide factory unit sales. Total factory unit sales increased by 1% to 2,813,000 primarily as a result of the successful launch of new products. For additional information regarding Chrysler Group's revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In the NAFTA region, principal competitors of our Chrysler, Jeep® and Dodge vehicles are products of General Motors, Ford, Toyota, Honda and Nissan. Competition is likely to intensify as new products and capacity in NAFTA are added by Asian and European manufacturers.

        The following table shows, by vehicle line, the number of units sold:

	Year Ended December 31,
	2005	2004	2003
Units[1]
Cars
Neon	130,100	141,700	153,600
Sebring and Stratus Sedan, Convertible and Coupe	203,500	240,900	233,600
Intrepid, Concorde and 300M	—	1,200	140,900
Charger	75,600	—	—
300/300C	194,900	141,000	—
Crossfire	9,900	28,300	14,700
PT Cruiser Convertible	14,200	34,200	—
Other	16,300	20,000	7,100
Minivans	551,400	516,700	494,600
Sports Tourers
Pacifica	102,200	92,200	82,000
Magnum	49,700	64,700	—
PT Cruiser	145,900	123,000	136,400
Trucks
Ram Pick-up	444,800	517,800	508,300
Dakota	106,400	127,700	122,500
Durango	109,800	160,100	113,300
Ram Van	—	3,300	20,100
Sprinter Van	24,300	17,500	9,300
Other[2]	13,100	1,800	5,300
Jeep®
Commander	49,000	—	—
Grand Cherokee	251,800	218,700	255,100
Liberty/Cherokee	225,000	232,100	256,700
Wrangler	95,100	97,000	84,400

Total	2,813,000	2,779,900	2,637,900

1
Unit sales represent factory shipments by the Chrysler Group.

2
2005 includes approximately 9,400 units assembled under an assembly contract for MMC.

  Distribution

        The Chrysler Group sells vehicles, parts, and accessories to dealers in the NAFTA region, and to wholly owned, affiliated and independent distributors and dealers in various other countries, for sale to retail and fleet customers. We had 3,892 dealers in the United States, 470 dealers in Canada, and 124 dealers in Mexico at December 31, 2005, compared to 3,997 dealers in the United States, 489 dealers in Canada, and 123 dealers in Mexico at December 31, 2004.

  Capital Expenditures; Research and Development

        The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Chrysler Group segment during the last three years:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Capital expenditures for fixed assets	3,083	2,647	2,487
Research and development	1,710	1,570	1,689

        In 2005, our Chrysler Group segment invested €3.1 billion in fixed assets. These capital expenditures related primarily to new product programs, as well as to upgrading powertrains, enhancing flexible manufacturing capabilities and maintaining existing facilities.

        Research and development expenditures in 2005 were primarily for product development for vehicles launched in 2005 and for vehicles to be launched in future years. They also included development costs for improving the quality, cost and performance of existing products.

Commercial Vehicles

        We manufacture and sell commercial vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Mitsubishi Fuso, Setra, Thomas Built Buses, Western Star and Orion. Our worldwide facilities provide us with a strong production and assembly network for commercial vehicles and core components. In 2005, the Commercial Vehicles segment contributed approximately 26% of our total revenues. As part of the new management model described under the heading "Introduction," we intend to change the composition of our business segments by reporting the van and bus business units with our Other Activities. As a result of these changes, our Commercial Vehicles segment will be renamed the Truck Group.

  Products

        Vans.    Worldwide, we currently offer four lines of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Sprinter, the Vito/Viano, the Vario and the compact multi purpose vehicle Vaneo. In the U.S. market we currently sell the Sprinter under the Freightliner and Dodge brand names. We plan to introduce a new version of the Sprinter in the spring of 2006.

        Trucks.    Our current European Mercedes-Benz truck lines consist of the Actros and the Axor in the heavy duty category, the Atego in the medium duty category, and the specialty vehicle Econic. Complementing our line-up is the Unimog, a four-wheel drive vehicle designed for special purpose applications. In addition, we manufacture heavy and medium duty trucks for local and export markets in Turkey and Brazil.

        Our U.S. subsidiary Freightliner manufactures trucks and buses (based on truck chassis) in Classes 5 through 8 (from 16,000 lbs. GVW to 33,000 lbs. GVW and over) and sells them under the Freightliner, Sterling, Western Star, and Thomas Built Buses brand names, primarily in the NAFTA region. Freightliner also manufactures chassis for trucks, buses and motorhomes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). In 2005, we sold our fire truck and rescue vehicles business which we conducted under the brand name American LaFrance.

        Our Japanese subsidiary MFTBC manufactures three lines of trucks and tractors, primarily for the Japanese and other Asian markets: the Canter trucks (light duty), the Fighter trucks (medium duty), and the Super Great trucks (heavy duty). MFTBC also sells trucks in Western Europe and the United States. In 2006, we plan to launch the Canter Europe TD Euro 4 in European markets.

        Buses.    We are a full-line supplier in the worldwide bus and coach market. Our product portfolio includes city-buses, coaches, interurban buses, midi buses and bus chassis. We sell completely built-up buses under the Mercedes-Benz and Setra brands in Europe and under the Setra and Orion brand names in the United States and Canada. We also manufacture heavy, medium and small coaches, buses and bus chassis under the brand name Mitsubishi Fuso at MFTBC in Japan.

        For our commercial vehicles, we produce diesel engines, axles and transmissions under the Mercedes-Benz, Mitsubishi Fuso, Detroit Diesel and Axle Alliance Company brand names.

  Markets, Sales and Competition

        Markets.    The market for commercial vehicles depends to a large degree on the prevailing general economic conditions since they directly influence transportation needs and the availability of funds for capital investment.

        Our most important commercial vehicle markets are Western Europe, North America, South America and Asia. Economic conditions in all these regions improved in 2005, but the improvement in the North American market was most pronounced.

        In Western Europe, commercial vehicle registrations for trucks (medium and heavy duty), vans (mid-size and large) and buses (heavy, over 8t GVW) increased 4% to 1,432,700 units. This increase was mainly driven by the medium and heavy-duty truck segments, which increased 6% from 302,200 to 321,600 units. The mid-size and large van segments in Western Europe showed registration increases of 4% from 1,044,700 to 1,085,200 units, while registrations of heavy buses in that market remained virtually the same at 25,600 units (2004: 26,000).

        In Germany, commercial vehicle registrations for trucks (medium and heavy duty), vans (mid-size and large) and buses (heavy) increased 5% to 321,200 units. This increase was mainly attributable to registrations in the medium and heavy-duty truck segment, which increased 6% to 81,600 units, in line with overall market growth.

        In the NAFTA region, retail sales for all manufacturers of trucks in Classes 5 through 8 reached 528,400 units, 17% more than in 2004. In the United States, retail sales of all manufacturers in Classes 5 through 8 increased 17% from 384,600 units in 2004 to 448,100 units in 2005. Retail sales in the Class 5-7 truck segment rose from 181,400 units in 2004 to 195,300 units in 2005, while retail sales for all manufacturers in the Class 8 heavy duty truck category showed a strong increase of 24% from 203,200 units in 2004 to 252,800 units in 2005.

        In South America, demand went up in Argentina and Venezuela, particularly in the medium and heavy-duty truck market segments, resulting in an 11% increase in commercial vehicle sales. Sales in Brazil remained on a high level.

        In Japan, sales of trucks and buses by all manufacturers decreased 3% to 264,300 units, reflecting accelerated purchases in 2004 related to new emission standards that became fully effective during 2004.

        Sales.    The following table shows the distribution of revenues and unit sales of our Commercial Vehicles segment by geographic market since 2003:

Revenues and Unit Sales

	Year Ended December 31,
	2005[2]	% change	2004[2]	% change	2003
Revenues (€ in millions)[1]
Western Europe	15,134	+5	14,455	+10	13,169
Germany	7,552	+8	7,013	+7	6,531
Other	7,582	+2	7,442	+12	6,638
NAFTA region	12,770	+22	10,471	+17	8,918
United States	10,561	+19	8,888	+17	7,629
Canada	1,427	+36	1,049	+25	839
Mexico	782	+46	534	+19	450
South America	1,932	+32	1,462	+49	981
Brazil	1,205	+32	917	+26	725
Other	727	+33	545	+113	256
Asia (including Australia)	6,794	+32	5,134	+243	1,497
Japan	3,963	+48	2,674	+2,974	87
Other	2,831	+15	2,460	+75	1,410
Other markets	4,004	+24	3,242	+45	2,241

World	40,634	+17	34,764	+30	26,806

Units
Western Europe	277,000	+1	274,400	+10	249,500
Germany	110,600	0	110,600	+9	101,700
Other	166,400	+2	163,800	+11	147,800
NAFTA region	217,800	+23	177,100	+32	134,200
United States	182,900	+21	150,700	+32	114,600
Canada	20,400	+40	14,600	+45	10,100
Mexico	14,400	+22	11,800	+24	9,500
South America	61,800	+11	55,800	+43	39,000
Brazil	35,100	-3	36,000	+17	30,800
Other	26,700	+35	19,800	+141	8,200
Asia (including Australia)	181,000	+39	130,100	+343	29,400
Japan	60,300	+40	43,000	+2,767	1,500
Other	120,700	+39	87,100	+212	27,900
Other markets	87,300	+17	74,800	+53	48,900

World	824,900	+16	712,200	+42	501,000

1
Beginning in 2004, we included the revenues of our Off-Highway business in our Other Activities segment. We have adjusted 2003 amounts accordingly.
2
Since March 31, 2004, we have consolidated the unit sales and revenues of MFTBC with a one-month time lag. Accordingly, our total revenues and unit sales for 2004 include 8 months of MFTBC's sales and our total revenues and unit sales for 2005 include twelve months of MFTBC's sales. Most of MFTBC's revenues and unit sales relate to sales in Asia.

        Worldwide unit sales of our Commercial Vehicles segment increased 16% from 712,200 vehicles in 2004 to 824,900 vehicles in 2005. Since March 31, 2004, we have consolidated the unit sales and revenues of

MFTBC with a one-month time lag. Accordingly, our total revenues and unit sales for 2004 include 8 months of MFTBC's sales and our total revenues and unit sales for 2005 include twelve months of MFTBC's sales. Sales in 2005 and 2004 include 178,900 and118,100 units, respectively, sold by MFTBC. If we exclude MFTBC's sales in both periods, unit sales of our Commercial Vehicles segment increased 9%.

        In Western Europe, the 1% increase of commercial vehicle unit sales is primarily due to higher sales of Mercedes-Benz trucks and vans. In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, we sold 110,600 units in 2005, the same level as in 2004. Unit sales in Germany represented 13% and the remaining Western European market 20% of our total 2005 commercial vehicle sales.

        In the NAFTA region, sales of our commercial vehicles increased significantly to 217,800 units in 2005. This increase was primarily achieved through higher sales of Freightliner, Sterling and Western Star trucks (mainly in the Class 8 category). In addition, sales of the Sprinter van in the NAFTA region rose from 18,900 units to 28,100 units. These figures include Sprinter vans sold under the Dodge brand.

        In South America, sales continued their upward trend with an increase of 11% from 55,800 units in 2004 to 61,800 units in 2005.

        In Japan, our unit sales, which in 2005 consist primarily of sales by MFTBC, reached 60,300, a significant increase over 2004. MFTBC's calendar year 2005 unit sales in Japan went down compared to calendar year 2004 unit sales, due in part to the negative effect of past quality issues, including a related temporary ban on government sales.

        The following table shows, by vehicle category, the unit sales of our Commercial Vehicles segment since 2003:

	Year Ended December 31,
	2005[2]	2004[2]	2003
Units
Vans	267,200	260,700	230,900
Trucks	501,300	403,300	232,400
Buses	44,200	37,400	28,300
Other Products[1]	12,200	10,800	9,400

Total	824,900	712,200	501,000

1
This category reflects sales of Mitsubishi pickup trucks (L 200) assembled and sold by our subsidiary DaimlerChrysler South Africa and Mitsubishi Pajero vehicles sold by that subsidiary.
2
Since March 31, 2004, we have consolidated the unit sales of MFTBC with a one month time lag.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Competition.    In Western Europe, our principal competitors in the van category are Fiat (Fiat, Iveco), Ford, Volkswagen and Renault. In the United States, competitors include Ford and General Motors (Chevrolet, GMC).

        In the truck segment, competitors vary in each geographic region. In Western Europe, our main competitors are MAN, Iveco, Volvo, Scania, DAF and Renault. In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar International, Paccar (Kenworth, Peterbuilt), Volvo Group (Volvo, Mack, Renault), General Motors and Ford. In Japan and the South East Asian markets, our main competitors (including buses) are Hino, Isuzu and Nissan Diesel.

        Our main competitor in the bus sector (over 8t GVW) is Volvo. In Western Europe, other major competitors are Neoman (MAN, Neoplan), Scania and Irisbus (Irisbus, Heuliez Bus, Karosa). Our main competitors in South America are Volkswagen and Agrale, but Volvo and Scania are also represented in that region. In Asia, our main competitors are Toyota, Hino and Isuzu.

  Distribution

        We distribute our commercial vehicles through a worldwide distribution and service network.

        In Germany, we sell our commercial vehicles through our own wholesale network. We also own several retail outlets, and in some cases we sell our commercial vehicles through independent dealers.

        In other major European markets, local DaimlerChrysler subsidiaries provide wholesale services to a network of independent dealers and, in some cases, to our own retail outlets.

        In the NAFTA region, we sell our products through a network of mostly independent dealers. In Japan, MFTBC sells its commercial vehicles through its own wholesale network and owns most of the retail outlets. In other international markets, we sell our commercial vehicles through independent distributors or, if we have a local production company, through the sales organization of the production company.

        We expect to continue to establish our own retail outlets in major European metropolitan centers in an effort to strengthen our retail activities.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for fixed assets and research and development expenditures of our Commercial Vehicles segment during each of the last three years:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Capital expenditures for fixed assets	1,743	1,184	958
Research and development	1,281	1,226	946

        In 2005, our Commercial Vehicles segment had capital expenditures for fixed assets of €1.7 billion. These expenditures primarily related to a future successor model of the Sprinter, new truck generations and new low-emission engines.

        Research and development projects in the commercial vehicles area focused on new products, mainly trucks and lifecycle management for trucks and for engines which have to meet new emission standards. In 2005, our expenses for research and development amounted to €1.3 billion.

Financial Services

        In 2005, we renamed our Services segment "Financial Services" to reflect its focus on financial services supporting our automotive businesses. In 2005, our financial services activities contributed approximately 9% of our revenues.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for property, plant and equipment purchases and vehicle inventory. In Germany, we operate a fully licensed bank, the DaimlerChrysler Bank. The DaimlerChrysler Bank offers financial services in Germany, which include leasing and sales financing services and car savings plans to our customers and employees, as well as credit cards and demand deposit accounts. In addition, we offer insurance brokerage and fleet management services, including dealer property and casualty insurance.

        In an effort to refocus our financing and leasing portfolios on the automotive sector, which is our core business, we disposed of several non-automotive financial assets in recent years. In 2003, we sold portions of our capital services portfolio, which consists of non-automotive assets, for proceeds of €0.3 billion and made minor dispositions in 2004. In 2005, we sold our equity interest in debis AirFinance B.V. (dAF) and our outstanding subordinated loans receivable and unsecured loans provided to dAF for €325 million in cash. Prior to the sale, we accounted for our investment in dAF using the equity method of accounting.

        We also have an ownership interest in Toll Collect, for which we account using the equity method of accounting. In September 2002, our subsidiary DaimlerChrysler Financial Services AG (formerly DaimlerChrysler Services AG), Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and operator of the system. You can find additional information about Toll Collect under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," under the heading "Legal Proceedings" in "Item 8. Financial Information" and in Note 3 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        The revenues of our Financial Services segment amounted to €15.4 billion in 2005, €13.9 billion in 2004 and €14.0 billion in 2003.

        The following table shows the distribution of revenues derived from our financial services activities by geographic market since 2003:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Western Europe	6,127	5,671	5,460
Germany	4,394	4,057	3,759
Other	1,733	1,614	1,701
NAFTA region	8,609	7,581	7,917
United States	7,177	6,412	6,680
Canada and Mexico	1,432	1,169	1,237
Other markets	703	687	660

World	15,439	13,939	14,037

        In 2005, we generated approximately 56% of our total financial services business in the NAFTA region, 28% in Germany and 11% in other Western European countries. We discuss period-to-period changes in revenues under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In 2005, the Financial Services segment processed new leasing and finance contracts covering approximately 2,094,000 units with a total value of €48.2 billion. In the prior year, we processed new leasing and finance contracts covering 2,329,000 units with a total value of €50.9 billion. The total value of leasing and finance contracts at December 31, 2005, was €117.7 billion compared to €102.4 billion at December 31, 2004, a 15% increase in total contract value. Excluding currency translation effects, our total contract value increased 3% compared to 2004. The average monthly payment for new vehicle installment sale contracts in

2005 was €469. The average new contract balance amounted to €22,995 and the average original term was 49 months.

        The following table shows the number of units and the value covered by new leasing and finance contracts as well as the number of units and the value covered by all our outstanding leasing and finance contracts at December 31, 2005 (in each case by geographic area and in total):

	Units Covered by New Contracts	Value (€ in millions)	Units Covered by all Contracts	Value (€ in millions)
United States[1]	1,234,378	26,667	4,034,769	69,557
Germany[1]	327,164	8,123	759,951	15,247
Canada[1]	153,560	3,554	590,591	9,950
United Kingdom[1]	61,659	1,873	134,202	3,191
Mexico	71,618	981	170,423	1,928
France	46,744	1,012	103,561	1,882
Italy	35,058	778	127,786	2,183
Japan[1]	21,814	743	85,329	1,743
Australia[1]	13,945	484	52,541	1,403
Netherlands	12,857	370	43,087	910
Other Countries[1]	115,145	3,567	294,681	9,730

Total	2,093,942	48,152	6,396,921	117,724

1
These figures include contracts that we included in several asset backed receivables transactions in these countries.

        In the financial services area, our competitors include leasing and finance subsidiaries of banks and financial institutions. We also compete with the financial services businesses of other automobile manufacturers to the extent they do not limit their activities to their own automobile brands.

  Capital Expenditures

        The table below shows capital expenditures for fixed assets, which related largely to the acquisition of data processing equipment, and additions to equipment under operating leases during each of the last three years:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Capital expenditures for fixed assets	45	91	76
Equipment on operating leases	16,055	13,850	11,631

Other Activities

        Our Other Activities segment comprises our businesses, operations and investments not allocated to one of our other business segments. The segment includes our Off-Highway business, our investment in EADS, our real estate and corporate research activities, our holding companies and our finance subsidiaries through which we refinance the capital needs of our operating businesses in the capital markets. As part of the new management model described above under the heading "Introduction," we intend to change the composition of our business segments by reporting the van and bus business units with our Other Activities.

        EADS.    We account for the minority interest we hold in EADS using the equity method of accounting and we report our share of the operating results of EADS as part of the operating results of our Other Activities segment. EADS is a global supplier in the aerospace sector and the defense business and also provides related services. The EADS Group includes the aircraft manufacturer Airbus, the helicopter supplier Eurocopter and the joint venture MBDA, a guided missile producer. In addition, EADS is a partner in the Eurofighter consortium and a prime contractor for the Ariane launcher. The company is developing the A400M military transport aircraft and is the industrial partner for the European satellite navigation system Galileo.

        Off-Highway.    As of January 1, 2004, we allocated our Off-Highway business, which was previously included in Commercial Vehicles, to our Other Activities segment. We have adjusted 2003 figures to reflect this presentation. Our Off-Highway business includes the MTU Friedrichshafen Group, the Off-Highway businesses of Detroit Diesel Corporation and of DaimlerChrysler AG as well as our minority investment in VM Motori S.P.A. The Off-Highway business focuses on engine applications for rail and marine products, military and industrial vehicles as well as stationary industrial and commercial applications (e.g. electric power generators).

        In December 2005, we agreed to sell substantially all of our Off-Highway business (with the exception of our minority holding in VM Motori S.P.A.) to the Swedish investor group EQT. We expect to consummate the transaction in 2006 and to achieve a net cash inflow of approximately €1.0 billion from the sale.

        MMC.    Following a corporate restructuring at MMC in 2004, our interest in the voting stock of MMC was diluted from 37.0% to 24.7% and we no longer had the ability to exercise significant influence over the operating and financial policies of MMC. As a result, we ceased to account for our investment in MMC using the equity method of accounting and classified our investment in MMC as an investment in related companies, accounted for at fair value. Since then, our equity interest was further diluted and, in November 2005, we sold our remaining 12.4% interest in MMC for €970 million. Please refer to the discussion in Note 4 to our Consolidated Financial Statements for further information.

        MTU Aero Engines.    On December 31, 2003, we sold MTU Aero Engines GmbH and its subsidiaries to the investment company Kohlberg Kravis Roberts & Co. Ltd. (KKR). As required by U.S. GAAP, we reclassified the results of MTU Aero Engines and the gain on the sale of this business as discontinued operations in our consolidated statements of income and report them accordingly. We have adjusted our consolidated statements of income (loss) for all periods presented to reflect this presentation. For further information regarding the effects on our operating profit in 2003, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Revenues from continuing operations of this segment originate mainly from our Off-Highway business unit and our real estate business. The following table shows the revenues generated by our Other Activities segment since 2003:

	Year Ended December 31,
	2005[1]	% change	2004[1]	% change	2003[1,2]
	(€ in millions)
DC Off-Highway	2,064	+18	1,749	+2	1,711
Real Estate and other businesses Germany	332	-26	451	+2	440

Total revenues from continuing operations	2,396	+9	2,200	+2	2,151

Revenues from discontinued operations (MTU Aero Engines)	0	0	0	-100	1,933

Total revenues from continuing and discontinued operations	2,396	+9	2,200	-46	4,084

1
As of January 1, 2004, we allocated the Off-Highway business previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted the 2003 amounts accordingly. In December 2005 we agreed to sell substantially all of our Off-Highway business.

2
On December 31, 2003, we sold MTU Aero Engines. As a result, we report the 2003 revenues of MTU Aero Engines as discontinued operations.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

  Markets, Sales and Competition

        The following table sets forth the distribution of revenues from continuing operations of Other Activities by geographic market since 2003:

	Year Ended December 31,
	2005[1]	% change	2004[1]	% change	2003[1,2]
	(€ in millions)
Western Europe	1,190	-5	1,258	-33	1,876
Germany	735	-8	798	-35	1,230
Other	455	-1	460	-29	646
NAFTA region	466	+33	351	-76	1,444
United States	398	+24	320	-76	1,331
Canada and Mexico	68	+119	31	-73	113
Asia	357	+7	333	-30	473
Other markets	383	+48	258	-11	291

World	2,396	+9	2,200	-46	4,084

1
As of January 1, 2004, we allocated the Off-Highway business previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted 2003 amounts accordingly.

2
Revenues for 2003 include the revenues of MTU Aero Engines, which we sold on December 31, 2003.

SUPPLIES AND RAW MATERIALS

        We operate our worldwide procurement and supply activities through a single global procurement and supply function. We aim to maximize the efficiency of our supply networks by working not only with the first tier supplier but also with sub-suppliers, raw material suppliers, and transportation carriers.

        Prices for certain raw materials remained at high levels in 2005 due to increased demand, speculation, and unforeseen natural disasters. Oil prices continued to increase through the third quarter and began to moderate in the fourth quarter, but remained at high levels compared to previous years. Fuel and resin (plastics) prices developed in conjunction with oil prices. Steel prices declined in 2005 but remained at high levels compared to previous years. The higher raw material prices increased our material costs in 2005.

        We manage our current and future supplies and raw material requirements and delivery needs on an ongoing basis in close cooperation with our suppliers and sub-suppliers. To avoid potential shortages or substantial price increases we enter into annual and long-term supply agreements with suppliers, and purchase raw materials or commodities on the spot market as needed.

        Prices of precious metals, including platinum, palladium and rhodium, which we primarily use in catalytic converters, also increased in 2005. We use derivative commodity instruments to hedge against the volatility of precious metals prices to the extent we deem appropriate. We also continue to research alternative materials and processes for use in catalytic converters and other components. In addition, we have established a corporate commodity risk management committee to provide enhanced control and oversight over our commodity price exposure.

        Consistent with general industry practice, we may source certain parts or components from a single supplier. This practice carries the risk of potential production disruption if the supplier is unable to perform its obligations. We have provided, and in the future may be required to provide, different types of assistance to certain suppliers in order to avoid prolonged interruption in the supply of parts or components. This assistance could negatively impact our profitability.

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

Vehicle Emissions

        U.S. Standards.    Federal.    Under the Federal Clean Air Act, the Environmental Protection Agency, or EPA, has imposed tailpipe emission control standards on passenger cars and light trucks, including minivans, sport utility vehicles, and pickup trucks. The standards in effect for model year 1994 - 2003 passenger cars and light trucks are known as Tier 1 standards. Under certain circumstances, manufacturers may be obligated to recall vehicles that fail to meet those standards for ten years or 100,000 miles, whichever occurs first.

        The EPA also adopted Tier 2 standards that establish identical and stringent tailpipe emission requirements for passenger cars and light trucks. The standards are being phased in over model years 2004 - 2009. Under certain circumstances, the standards obligate manufacturers to recall vehicles that fail to meet the standards for ten years or 120,000 miles, whichever occurs first. The Tier 2 standards present a significant technological challenge to the automobile industry, particularly with respect to diesel engines. Beginning with 2004 model year vehicles, manufacturers are no longer permitted to sell vehicles in the United States that do not meet the new standards. Further research and development achievements on the part of the automotive industry will be required if the industry is to continue to comply with these new standards as applied to later model years.

        Separate standards are in effect for heavy light-duty trucks (those in excess of 8,500 pound gross vehicle weight) and heavy-duty commercial vehicles. Stringent standards apply to model year 2004 - 2006 vehicles, and even more stringent standards will be phased in over model years 2007 - 2010.

        California Standards.    The State of California sets its own stringent emission control standards for passenger cars and trucks. Its low emission vehicle program establishes more restrictive standards over model years 2004 - 2007 than those in effect for model years 1993 - 2003. Meeting these new standards in later years will require significant progress in the development of engine, exhaust after treatment, and fuel control technologies.

        An important part of California's program is the introduction of zero-emission vehicles (ZEVs). The California Air Resources Board (CARB) issued a series of regulations in the 1990s that required an increasing number of the passenger cars and light trucks sold in California each year by large volume manufacturers to be certified as ZEVs (up to 10% by model year 2003). In 2004, in connection with the settlement of litigation brought by vehicle manufacturers (including our subsidiary, DaimlerChrysler Corporation) and dealers, CARB adopted amended regulations to allow manufacturers to satisfy the ZEV mandate with vehicles that use various technologies (electric batteries, hydrogen fuel cells, compressed natural gas, gasoline/electric hybrids) to produce limited or no emissions. The amended regulations took effect beginning with model year 2005.

        Other states may adopt California standards as an alternative to the EPA's Tier 2 program. To date, the states of Connecticut, Massachusetts, Maine, New Jersey, New York, Oregon, Pennsylvania, Rhode Island, Vermont and Washington have adopted the California standards. Washington and Pennsylvania have not adopted the requirement for zero-emission vehicles. Other states have also expressed interest in adopting California's zero-emission standards. We expect to continue to incur significant costs in developing low or zero-emission technologies.

        We participate with other vehicle manufacturers and the U.S. Department of Energy in Freedom CAR, a research project formed to develop fuel cell technology to power vehicles. Development of a commercially viable fuel cell vehicle will require further intensive research. Without new technology, we and other manufacturers may be forced to take costly actions such as reducing the number of non-zero-emission vehicles offered for sale in California or selling battery powered electric vehicles below cost. In August 2005, we signed an arrangement with General Motors Corporation regarding a cooperative effort to develop a two-mode full hybrid propulsion system for applications in Chrysler Group, Mercedes Car Group, and GM vehicles that would improve fuel economy significantly. In December 2005, the BMW Group entered into a binding agreement with GM and us regarding the joint development of hybrid drive systems.

        European Standards.    Current vehicle emission control standards in the European Union (EU) are generally no more restrictive than U.S. standards. However, the EU Commission and the EU Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2005 and thereafter (EURO 4). Under the directive, manufacturers will be obligated to recall vehicles that fail to meet those standards for five years or 100,000 kilometers, whichever occurs first. Standards for heavy commercial vehicles have been adopted by the EU Commission and the EU Parliament for model years 2005 (EURO 4) and 2008 and thereafter (EURO 5).

Vehicle Fuel Economy

        U.S. Standards.    Under the federal Motor Vehicle Information and Cost Savings Act, a manufacturer is subject to significant penalties for each model year its vehicles do not meet Corporate Average Fuel Economy standards, commonly referred to as the CAFE standards. The CAFE standard for passenger cars is currently 27.5 miles per gallon. The standard for light-duty trucks, including minivans and sport utility vehicles, is 21.0 miles per gallon for model year 2005, 21.6 miles per gallon for model year 2006, and 22.2 miles per gallon for model year 2007.

        The National Highway Traffic Safety Administration (NHTSA) is currently engaged in rulemaking to issue "Reformed" light-duty truck CAFE standards. The rule that NHTSA has proposed would divide the truck fleet into several size categories based on the vehicle "footprint," which is based on the vehicle's wheelbase and track width. Each footprint category will have differing target fuel economy values, with smaller footprint trucks expected to achieve higher fuel economy. Footprint fuel economy targets would range from 20.4 to 26.8 miles per gallon in 2008, increasing to 21.2 to 28.4 miles per gallon in 2011. The CAFE standard required for the manufacturer will be calculated based on the fuel economy targets in each size category, weighted by the distribution of production volumes across the size categories.

        The proposal allows voluntary compliance of Reformed CAFE standards for model years 2008 - 2010, with mandatory adoption in 2011 and beyond. Manufacturers that elect to use Unreformed CAFE (i.e., CAFE calculated under the current rule) must meet a miles per gallon standard of 22.5 in 2008, 23.1 in 2009, and 23.5 in 2010.

        A manufacturer earns credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits earned in respect of cars may not be used for trucks.

        We expect to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although we will likely use credits to meet the standard in certain model years, as production and model changeover schedules can temporarily affect CAFE results. However, increased demand for larger light-duty trucks could jeopardize our ability to comply with those standards and require us to take additional costly steps, including the sale of ethanol flexible fuel or hybrid vehicles. We may not be able to meet the current and proposed U.S. import fleet CAFE standards for passenger cars, and may incur fines as a result.

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

        California is also attempting to limit such emissions through regulation of fuel economy standards. In July 2002, California passed a law that requires CARB to develop regulations that would require automakers to reduce significantly greenhouse gas emissions from their vehicles starting with 2009 models. The California Air Resources Board has adopted regulations to implement this law. Several other states plan to adopt, or already have adopted, similar measures.

        The Alliance of Automobile Manufacturers, of which our subsidiary DaimlerChrysler Corporation is a member, has filed a lawsuit in federal court in Fresno, California challenging these regulations. Daimler-Chrysler Corporation, General Motors Corporation and several local car dealers have filed a lawsuit challenging these regulations in state court in Fresno, California. Similar lawsuits are pending in New York, Vermont, and Oregon. State regulation in this area, if upheld, could be costly to us and could significantly restrict the products we are able to offer in the United States.

        In addition to conventional gasoline powered vehicles, we manufacture vehicles that operate on diesel, and flexible fuel vehicles capable of operating on both gasoline and ethanol blend fuels.

        European Standards.    The European Union (EU) signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008 to 2012. In 1999, the EU entered into a voluntary agreement with the European automotive manufacturers association (ACEA) which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average of new passenger cars sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The EU has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. At the end of 2003, the ACEA started a consultation round with the EU Commission on potential further reductions after 2008. This consultation was requested by the EU Commission and we, as a member of ACEA, are actively involved in this consultation process. The consultations will continue in 2006. Should the EU Commission's target to reduce carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer become a mandatory standard, this would require us to incur significant costs to improve engine and overall efficiency and reduce vehicle weight significantly.

        In addition, in 2003 the EU and the ACEA discussed a voluntary agreement for emission standards for light commercial vehicles not registered as passenger cars. So far no emission standards for light commercial vehicles have been agreed upon since the EU Commission has agreed to first establish a standardized test cycle for measuring fuel consumption and carbon dioxide emission for light commercial vehicles in a standardized manner as a basis for future possible emission standards. As a result, the EU Commission adopted a directive, which requires us, as of 2005, to measure carbon dioxide emissions of light commercial vehicles with a gross vehicle weight of up to 1.305 metric tons (class 1) as a condition for selling such vehicles within the EU. Similar rules are effective as of 2007 for light commercial vehicles with a gross vehicle weight of 1.306 to 1.760 metric tons (class 2) and 1.761 to 3.5 metric tons (class 3). There are discussions in the EU Commission about applying the above mentioned passenger cars rules also to light commercial vehicles, covering classes 1 to 3. Currently, we cannot assess the potential implications on our business if the passenger car rules were to come into effect also for light commercial vehicles. Nevertheless, the inclusion of light commercial vehicles into the above mentioned passenger car category would make it even more difficult to achieve the 120 grams per kilometer target.

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

        The U.S. Transportation Recall Enhancement, Accountability and Documentation Act, or the TREAD Act, requires, among other things:

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

        European Standards.    Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the EU or by individual countries. In addition, the ACEA negotiated a voluntary self commitment on pedestrian safety with the EU Commission. The self commitment comprises two phases. Phase one criteria which, among other things, ban rigid bull bars by original manufacturers, require compliance with specific head injury criteria and mandate of antilock brake systems (ABS), are part of a framework directive of the EU and, as such, are already legally binding. Phase one criteria are effective beginning in October 2005 and original manufacturers must be in full compliance with the criteria by 2012. Phase two criteria, which the ACEA and the EU Commission are still discussing, are intended to amplify standards established in phase one. The goal of ACEA in its discussions with the EU Commission is to convince the Commission to open phase two for more active safety measures, such as the mandatory introduction of electronic stability programs or other accident avoidance measures, instead of imposing more passive requirements, such as specific rules regarding the deformation of the crash zone of a car. Should these more restrictive phase two standards become mandatory, this would have a major impact on the design freedom of our future passenger cars.

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

Other Environmental Matters

        In the United States, the EPA and various state agencies have notified our subsidiary DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. DaimlerChrysler Corporation is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs. As of December 31, 2005, DaimlerChrysler Corporation may incur remediation costs at 134 sites in connection with the foregoing matters and other remediation issues at its active or deactivated facilities.

        Pollution remediation is also a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve 11 principal sites. In addition, German manufacturing facilities are subject to enhanced noise restrictions.

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

        In 2000, the EU Commission issued a directive that requires automobile manufacturers to take back all end-of-life passenger cars (up to 9 seats) and light trucks (up to 3.5t gross vehicle weight) sold after July 1, 2002, and, beginning in January 1, 2007, all end-of-life passenger cars including those sold before July 1, 2002. This directive stipulates that automotive manufacturers incur all, or a significant part of, the costs of recycling these vehicles. The directive affects all end-of-life-vehicles in the European Union and imposes additional costs on automobile manufacturers which could be significant. Currently, manufacturers already take back vehicles sold before July 1, 2002, and batteries for disposal or recycling, but are allowed to charge their costs in these circumstances.

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

Design Protection

        On September 14, 2004, the EU Commission adopted a proposal for an amendment of the design protection directive Nr. 98/71/EC. The proposed amendment would abolish the design protection for visible and styled automotive parts within the EU. The proposal would allow parts manufacturers independent from the original equipment manufacturers to copy and sell throughout the EU visible and styled replacement parts such as hoods, bumpers, fenders, doors, lights and windshields. If this proposed amendment becomes effective, it may negatively affect our future sales of visible and styled replacement parts and may increase our allocated costs per unit accordingly.

DESCRIPTION OF PROPERTY

        At December 31, 2005, we had 105 manufacturing facilities worldwide, of which 22 are located in Germany and 38 in the United States. Most of the remaining facilities are in Brazil, Canada, France, Japan, Mexico and, South Africa, Spain and Turkey. We also have other properties, including office buildings, spare parts centers, retail outlets, research laboratories, test tracks and warehouses, mainly in Germany and in the United States. We own most of these manufacturing facilities and other properties.

        The following table shows a list of our principal production and other facilities worldwide at December 31, 2005:

  Production Facilities

Mercedes Car Group

Germany
• Berlin	Manufacturing plant for engines and components
• Bremen	Bodywork and assembly plant
• Hamburg	Manufacturing plant for axles and components
• Rastatt	Bodywork and assembly plant
• Sindelfingen	Bodywork and assembly plant
• Stuttgart-Untertürkheim	Manufacturing plant for engines, axles and gearboxes
United States
• Tuscaloosa, Alabama	Bodywork and assembly plant
Brazil
• Juiz de Fora	Bodywork and assembly plant
France
• Hambach	Bodywork and assembly plant
South Africa
• East London	Bodywork and assembly plant

Chrysler Group

United States
• Belvidere, Illinois	Bodywork, assembly and stamping plant
• Detroit, Michigan	Bodywork and assembly plants, manufacturing plants for engines and axles
• Fenton, Missouri	Bodywork and assembly plants
• Kenosha, Wisconsin	Manufacturing plant for engines
• Kokomo, Indiana	Transmission plants, aluminum die castings plant
• Newark, Delaware	Bodywork and assembly plant
• Sterling Heights, Michigan	Bodywork and assembly plant, stamping and subassembly plant
• Toledo, Ohio	Bodywork and assembly plants, machining plant for components
• Trenton, Michigan	Manufacturing plant for engines
• Twinsburg, Ohio	Stamping and subassembly plant
• Warren, Michigan	Bodywork and assembly plant, stamping and subassembly plant
Canada
• Brampton	Bodywork, assembly and stamping plant
• Toronto	Aluminum die casting plant
• Windsor	Bodywork and assembly plants
Mexico
• Saltillo	Bodywork and assembly plant, manufacturing plant for engines
• Toluca	Bodywork and assembly plant
Venezuela
• Valencia	Bodywork and assembly plant
Commercial Vehicles
Germany
• Düsseldorf	Bodywork and assembly plant, manufacturing plant for steering systems
• Gaggenau	Manufacturing plant for axles and transmissions
• Kassel	Manufacturing plant for axles
• Ludwigsfelde	Bodywork and assembly plant
• Mannheim	Bodywork and assembly plant, manufacturing plant for engines
• Ulm	Bodywork and assembly plant
• Wörth	Bodywork and assembly plant
United States
• Cleveland, North Carolina	Bodywork and assembly plant
• Gastonia, North Carolina	Manufacturing plant for parts
• High Point, North Carolina	Bodywork and assembly plant
• Mt. Holly, North Carolina	Bodywork and assembly plant
• Portland, Oregon	Bodywork and assembly plant
• Redford, Michigan	Assembly plant, manufacturing plant for engines
Argentina
• Buenos Aires	Bodywork and assembly plant
Brazil
• São Bernardo do Campo	Bodywork and assembly plant

Canada
• St. Thomas	Bodywork and assembly plant
Japan
• Kawasaki	Bodywork and assembly plant, manufacturing plant for engines, transmissions and axles, research and development center
Mexico
• Santiago Tianguistenco	Assembly plant
South Africa
• Atlantis	Foundry
Spain
• Vitoria	Bodywork and assembly plant
Turkey
• Aksaray	Bodywork and assembly plant
• Hosdere	Assembly plant
Other Activities
Germany
• Friedrichshafen	Manufacturing plant for diesel engines
Other Facilities
Germany
• Berlin	Potsdamer Platz real estate, including DaimlerChrysler Financial Services headquarters
• Böblingen	smart headquarters
• Sindelfingen	Mercedes-Benz technology center
• Stuttgart-Möhringen	DaimlerChrysler headquarters
• Stuttgart-Untertürkheim	Mercedes Car Group and Commercial Vehicles headquarters, research and development center
• Ulm	Research center
United States
• Auburn Hills, Michigan	DaimlerChrysler headquarters and technology center
Japan
• Tokyo	Headquarters of Mitsubishi Fuso Truck and Bus Corporation

        In September 2005, our wholly owned subsidiary DaimlerChrysler Corporation (DCC) closed its foundry operations in Indianapolis, Indiana. DCC continues to own the facility.

        At year-end 2005, the total amount of indebtedness secured by mortgages and other security interests on our principal facilities was €2.2 billion. These mortgages and other security interests related primarily to the Potsdamer Platz real estate in Berlin, Germany.

        Our property, plant and equipment includes buildings, technical equipment, and other equipment capitalized under capital lease agreements. For more details please refer to Note 14 to our Consolidated Financial Statements. We believe that our principal manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

        We are party to various joint ventures, assembly contracts, and other arrangements that allow us to gain access to additional production capacity or utilize our plants more efficiently. For example, some of our vehicles are assembled at third party facilities in Austria, China and Germany, and we have entered into agreements with MMC and Volkswagen to assemble some of their vehicle models at certain of our plants, while MMC, through one of its subsidiaries, assembles the smart forfour for us. We also participate in a joint venture with Hyundai Motor Company and MMC that manufactures engines in the United States.

        There is significant production overcapacity in the worldwide automotive industry which threatens continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity to ensure that overcapacity does not jeopardize our financial position. We also continually review worldwide capacity and capacity requirements and developing and anticipated industry changes, and position ourselves accordingly. As market conditions fluctuate, we make adjustments to our capacity by opening, closing, expanding, selling or downsizing production facilities. We use capacity considerations in conjunction with other business objectives, such as plant modernization and labor market conditions, to determine where, and to what extent, we should alter or shift our production capacity. In 2005, we made additional capacity adjustments in response to a variety of business considerations. As market conditions evolve, we may adjust our production capacity accordingly.

Item 4A. Unresolved Staff Comments

        Not applicable.

Item 5. Operating and Financial Review and Prospects.

INTRODUCTION

        This annual report contains forward looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward looking statements. These statements are subject to many risks and uncertainties, including:

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

  •
  price increases in fuel and raw materials such as steel;

  •
  disruption of production resulting from material shortages, labor strikes, or supplier insolvencies;

  •
  effective implementation of the CORE program, including the new business model for smart, headcount reductions at Mercedes Car Group and the new management model for DaimlerChrysler;

  •
  renewed pressure to continue cost reduction efforts in light of restructuring plans announced by some of our major competitors in the NAFTA region;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings;

  •
  a decline in resale prices of used vehicles; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

        If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

        You should read the following discussion of our critical accounting policies and our financial condition and operating results together with our Consolidated Financial Statements and the related Notes included in this annual report. Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

        The comparability of our Consolidated Financial Statements for the periods presented in this annual report is affected by currency translation effects resulting from our international operations. During the periods presented in this report, the euro, the reporting currency of our Consolidated Financial Statements, fluctuated against several other world currencies, including the U.S. dollar. As a result, all of our subsidiaries that report their results in a functional currency other than the euro have been subject to currency translation risk.

        Fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, and other world currencies against the euro also expose our international business operations and, consequently, our reported financial results and cash flows, to transaction risk. This transaction risk exposure affects primarily our Mercedes Car Group segment which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Commercial Vehicles segment is also subject to transaction risk, but only to a minor degree due to its global production network. Our Chrysler Group segment generates almost all of its revenues and incurs most of its costs in U.S. dollars. As a result, the transaction risk of this segment is also relatively low.

        In both 2005 and 2004, the combined currency effects, including effects from currency translation, operating business transactions and hedging activities, significantly negatively affected our operating results. If the euro remains strong compared to other major world currencies for an extended period of time or if it appreciates further, our profitability and financial situation in 2006 and beyond could be further negatively impacted, and, with respect to 2006, potentially to a greater degree than in 2005. This is particularly applicable to our Mercedes Car Group segment. Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" for additional information on our currency translation and transaction risk exposure.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies and the new accounting pronouncements that we had not adopted by December 31, 2005.

INFLATION

        In Germany, the average consumer price inflation rate in 2005 was 2.0% compared to 1.6% in 2004 and 1.1% in 2003. In the United States, the average consumer price inflation rates were 3.4% in 2005, 2.7% in 2004 and 2.3% in 2003. Inflation has not had a significant effect on our operating results in recent years.

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

Recovery of Carrying Amount of Equipment on Operating Leases

        We own equipment, primarily passenger cars and commercial vehicles, that we lease to customers under operating leases. At December 31, 2005, the total carrying value of this equipment was €34.2 billion, compared to €26.7 billion at December 31, 2004. In 2005 and 2004, the carrying value of operating leases that originated with our financial services business represented approximately 89% and 88%, respectively, of the total carrying value of equipment under operating leases in the respective year.

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

        So long as sales incentives remain an integral part of our sales promotion activities — thereby reducing new vehicle sales prices — or if economic conditions deteriorate in our primary markets, resale prices of used vehicles and, correspondingly, the residual values of our leased equipment may experience additional downward pressure. If used vehicle resale prices decline, our future operating results are likely to be adversely affected by impairment charges or by increases in depreciation expense resulting from reductions in our residual value estimates.

        Aside from the risk of collecting the monthly lease payments (credit risk), which primarily resides within our Financial Services segment, the residual value risk associated with our operating leases is primarily shared by our Financial Services segment and the vehicle segment that manufactured the leased equipment (i.e., Chrysler Group, Mercedes Car Group or Commercial Vehicles). The terms of the risk sharing arrangement between Financial Services and the respective vehicle segment vary by segment and geographic region.

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

        The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the timing and amount of operating lease payments we collect from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent the value of used vehicles decreases, we will realize less cash proceeds from sales of those vehicles at the end of the lease term. In addition, inability of our customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

        In addition, the Chrysler Group, the Mercedes Car Group and the Commercial Vehicles segment account for sales of vehicles with a guaranteed minimum resale value, such as sales to certain rental car company customers, like an operating lease, based on the guidance in Emerging Issues Task Force (EITF) 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." These types of vehicle sales expose us to residual value risk and require that we estimate on an ongoing basis what the residual values of the vehicles will be at contract maturity and, if necessary, record impairment charges or increase future depreciation expenses.

Collectibility of Financial Services Receivables

        We have sales financing and finance lease receivables, which consist primarily of retail installment sales contracts, finance lease contracts, and revolving wholesale facilities secured by passenger cars and commercial vehicles. At December 31, 2005 and 2004, our financial services business held all of our sales financing and finance lease receivables. We are exposed to collectibility risk because consumers or dealers may default on these receivables or become insolvent and the resale prices of the cars and commercial vehicles securing these receivables may be insufficient, after selling costs, to realize the full carrying values of the receivables. Once the collectibility risk materializes, it affects the recoverability of our owned (on-balance sheet) portfolio of finance receivables, through the allowance for credit losses, and the valuation of retained interests in finance receivables sold and securitized.

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

        Since the risk associated with the collectibility of sales financing and finance lease receivables is almost exclusively attributable to our Financial Services segment, the following information refers to that segment.

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including the following average credit loss rates for our entire financing and leasing portfolio at December 31, 2005: 0.4% for Mercedes Car Group, 0.8% for Chrysler Group and 0.5% for Commercial Vehicles. However, additional provisions may be necessary if:

  (1)
  actual credit losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact our estimates.

        Weakness in the global economy, but especially in the U.S. or European economies, could increase the likelihood that actual credit losses may exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of our Financial Services segment's sales financing and finance lease receivables may experience further downward pressure. If these factors require a significant increase in the allowance for credit losses, it could negatively affect our Financial Services segment's and the Group's future operating results.

        At December 31, 2005 and 2004, our Financial Services segment's sales financing and finance lease receivables totaled €61.1 billion and €56.8 billion, respectively. The allowance for credit losses associated with those receivables amounted to €1.2 billion at December 31, 2005, and €1.1 billion at December 31, 2004. Included within cost of sales were net charges of €0.6 billion in 2005, €0.5 billion in 2004 and €0.6 billion in 2003 to increase the allowance for credit losses.

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

  Retained Interests in Sold Receivables

        We regularly sell receivables to special purpose trusts in securitization transactions. In these transactions, we usually retain residual beneficial interests in the sold and securitized retail and wholesale finance receivables. The value of these retained interests depends on the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. We determine the value of our retained interests upon the sale of the receivables and at the end of each calendar quarter using discounted cash flow modeling. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, estimated future credit losses arising from the collection of the sold receivables, and expected repayment of principal and interest on notes issued to third parties and secured by the sold receivables. To the extent the discounted expected future cash flows are less than the carrying amount of a retained interest, we record an impairment charge if we determine that the situation is other-than-temporary. Any such impairment charge reduces the net carrying value of the balance sheet line item "Other assets" and results in a corresponding charge to the statement of income line item "Revenues."

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

        Since the risk associated with retained interests in sold receivables is primarily attributable to our Financial Services segment, the following information refers to that segment.

        We believe the amounts recognized on the balance sheet for our retained interests in sold receivables are appropriate based on information currently available and several assumptions, including an expected composite average remaining credit loss rate of 0.9% at December 31, 2005. However, an additional impairment charge may be necessary if:

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

        At December 31, 2005 and 2004, the carrying value of our retained interests of our Financial Services segment was €2.1 billion and €2.1 billion, respectively. The unrealized gains associated with those retained interests amounted to €0.1 billion at December 31, 2005, and €0.2 billion at December 31, 2004.

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

Sales Incentives

        Sales incentives are an integral part of our vehicle business, especially with respect to the automobile business conducted by the Chrysler Group. Sales incentives are used to adjust our vehicle pricing in response to a number of market and product factors, including pricing actions and sales incentives by competitors; economic conditions; the amount of excess industry production capacity; the intensity of market competition; and consumer demand for the product. Sales incentives used by the Mercedes Car Group and Commercial Vehicles segments include, among others, lease subsidies and other favorable programs. Other than the judgment required to estimate residual value of leased or sold vehicles, which is in part discussed above, sales incentives used by those segments do not require significant estimation or judgment by management. In contrast, the Chrysler Group may offer a variety of sales incentive programs at any time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, reduced financing rate programs offered to customers through automotive financing partners and other similar programs. Sales incentives offered by the Chrysler Group involve significant estimation and judgment by management. Therefore, the following discussion refers solely to the sales incentives used by Chrysler Group.

        Upon the sale to the dealer, the Chrysler Group records as a reduction to revenue and as an accrued liability the estimated impact of sales incentives expected to be paid to dealers and customers at the time of the retail sale. The amount by which revenue is reduced is based on assumptions as to which of the incentive options available will be selected by the customer as well as judgments about market conditions and the pricing actions of competitors. The accuracy of the Chrysler Group's accrued liability for the estimated cost of sales incentives programs is dependent on a number of assumptions, including the specific incentives that dealers and customers will select from available alternatives and the value of programs that will be in effect when a vehicle is purchased by a customer. The actual cost to the Chrysler Group of the sales incentives programs may be different from the amount accrued. We adjust the accrued liability for sales incentives to actual cost in the period that the retail sale occurs. These adjustments could positively or negatively impact operating profit. Dealers sell the majority of vehicles they hold in inventory to consumers within a relatively short period of time, generally 90 calendar days or less from the time they purchased the vehicles from Chrysler Group. Accordingly, we make adjustments to the accrual for sales incentives within a short period of time from when we estimated these accruals. This adjustment could have a material effect on the Chrysler Group's operating results for the particular reporting period in which it is recorded.

        The recognition of accruals for sales incentives does not initially affect reported cash flows. Instead, our cash flows are negatively affected at the time the Chrysler Group pays the incentive, which generally occurs shortly after the sale of the vehicle to the customer.

Liability for Product Warranties

        We generally provide warranties on our products which cover a variety of manufacturing and other defects. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The liability for product warranties covers, for example, our various contractual warranty programs, goodwill coverage, recall campaigns and buyback commitments which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices within the automotive industry. We record a liability for the expected cost of warranty related claims when we sell the product to a third party, when we initiate a new warranty program, or — depending on the reporting segment — upon lease inception. The amount of the warranty liability, which is included in the balance sheet line item "Accrued liabilities," with a corresponding charge included as a component of "Cost of sales" in the statement of income, reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. Our obligations for product warranties predominately affect our Chrysler Group segment, our Mercedes Car Group segment, and our Commercial Vehicles segment. At December 31, 2005 and 2004, our total accrued liabilities for product warranties were €11.6 billion and €10.9 billion, respectively. This increase is primarily attributable to currency translation effects due to the appreciation of the U.S. dollar and to the quality enhancing measures at our Mercedes Car Group segment. Please refer to Note 25b to our Consolidated Financial Statements for additional information about our provisions for product warranties.

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

        We believe that the determination of our liability for warranty obligations is a critical accounting estimate for each of our three vehicle segments because:

  (1)
  the evaluation is inherently judgmental and requires the use of significant assumptions about future warranty claim rates, amounts of future repair costs per vehicle, the impact of no mileage or time limits in connection with recall campaigns, and the extent of any recoveries we can obtain from suppliers; and

  (2)
  warranty cost accruals require adjustments from time to time when actual warranty claim experience differs from our estimates and the resulting impact on our results of operations and financial condition could be material.

        The recording of the warranty obligation initially has no impact on our operating cash flows.

        Our operating cash flows change as we pay or settle actual warranty costs. Our liquidity and capital resources could be negatively impacted if actual warranty costs exceed our estimates.

Pension and Other Post-retirement Benefits

        As more fully described in Note 25a to our Consolidated Financial Statements, we provide pension benefits to substantially all of our hourly and salaried employees, and provide post-retirement health and life insurance benefits to employees primarily in the U.S. and Canada. Most of our pension and post-retirement benefit plans are defined benefit plans that provide participants with benefits based on various factors including their age, years of service, and compensation level. In contrast, our defined contribution pension plans specify the nature and amount of contributions we will make to the plans, not the amount of benefits that will be paid to participants.

        We make contributions (cash and/or in-kind) to our pension and post-retirement benefit plans from time to time to satisfy minimum funding requirements under various laws or otherwise to be able to pay our obligations with respect to such benefits as they come due. These contributions are invested by the plans as described below. We actuarially determine our pension and other post-retirement benefit expense and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions which vary according to the economic conditions in the country in which the pension plans are situated.

  Pension benefits

        At December 31, 2005, our projected pension benefit obligations exceeded plan assets on the Group level, which represents the "underfunded status" of our plans, by €4.6 billion for all German plans and €2.6 billion for all non-German plans. For the year ended December 31, 2005, our total pension benefit expense was €0.4 billion for all German plans and €0.7 billion for all non-German plans. We estimate that our total pension benefit expense will increase by €0.2 billion in 2006.

        We determine our pension expenses at the beginning of the calendar year based on various assumptions and inputs to actuarial models that measure pension benefit expense and plan assets and liabilities. Actual results usually differ from our assumptions due to changing economic and other factors, which result in unrecognized net actuarial gains and losses. We recognize as a component of our pension expense the unrecognized gain or loss if, as of the beginning of the year, that amount exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair value at year-end of German plan assets and the market-related value at year-end of the significant non-German plan assets. The amount of unrecognized net actuarial gain or loss recognized is the excess amount divided by the average remaining service period of current plan participants (16 years for German plans and 13 years for U.S. plans). Prior service cost are amortized on a straight-line basis over the average remaining service period of current participants to whom such costs relate.

        As of December 31, 2005, €13.3 billion of net actuarial losses and €2.5 billion of prior service cost had not yet been recognized in our statements of income. In the future, we expect these unrecognized amounts will decrease due to increases in the discount rates used to measure benefit obligations resulting from an expected increase in interest rates in the countries where our pension plans are situated.

        The two most critical assumptions impacting the calculations of pension benefit expense and pension benefit obligations are the discount rates and expected rate of return on plan assets. We evaluate these critical assumptions at least annually on a plan and country-specific basis. Other assumptions, such as retirement age, mortality rates, employee turnover rates, and compensation rates, are evaluated periodically and updated to reflect actual historical experience and future expectations.

  Discount rate

        The discount rate enables us to state expected future cash flows at present value on the measurement date (principally December 31). A lower discount rate increases the present value of benefit obligations and increases pension expense. We determine the discount rates for our German and non-German plans annually as of December 31, based on yields of high-quality (AA-rated or better) fixed income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments.

        To reflect market interest rate conditions and declining yields on corporate debt, we reduced the discount rate for all significant German pension plans from 4.8% as of December 31, 2004, to 4.0% as of December 31, 2005, and for all significant non-German plans from 5.8% as of December 31, 2004, to 5.4% as of December 31, 2005. As a result of these declines in discount rates, our German and non-German pension benefit obligations increased during 2005 by €1.6 billion and €0.9 billion, respectively.

  Expected rate of return on plan assets

        Pension plan assets are primarily comprised of equity and debt securities and, to a lesser extent, real estate and alternative investments. We determine the expected rate of return for pension assets after taking into consideration a variety of factors including current and planned future asset allocations and expected future returns for the various asset classes. Each year, our investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices.

        Based on projected asset returns and historical correlations and volatilities, we develop a target asset mix for our pension plans using "Modern Portfolio Theory". The allocation of weighted average return expectation serves as an initial indicator of the expected rate of return on plan assets for each of the pension funds.

        In addition, we also consider long-term actual portfolio results and historical total market returns in our evaluation in order to reflect the long-term character of the expected rate.

        The actual and expected rates of return on German and non-German plan assets for 2005, 2004, and 2003 were as follows:

	Rates of Return—German Plans		Rates of Return—Non-German Plans
	Actual	Expected	Actual	Expected
2005	16.9%	7.5%	12.1%	8.5%
2004	8.2%	7.5%	13.7%	8.5%
2003	14.6%	7.5%	23.0%	8.5%

        For 2006, the expected rates of return on plan assets are the same as the rates applied in 2005.

  Sensitivity Analysis

        The following table shows the effect on the funded status of our pension benefit obligations of assumed changes in the actual rate of return on plan assets and the discount rate at December 31, 2005:

	German Plans	Non-German Plans
(€ in millions)
2005 actual return on plan assets +/- 5 percentage points	+/- 450	+/- 1,030
2005 discount rate +/- 25 basis points	+/- 610	+/- 725

        At December 31, 2005, pension benefit obligations decreased our stockholders' equity by €0.5 billion for all German plans and increased stockholders' equity by €0.4 billion for all non-German plans. The following table shows the after-tax effect on our stockholders' equity of assumed changes in the rate of actual return on plan assets and the discount rate at December 31, 2005:

	German Plans	Non-German Plans
(€ in millions)
2005 actual return on plan assets +/- 5 percentage points	+/- 275	+/- 645
2005 discount rate +/- 25 basis points	+/- 340	+/- 440

        In addition to the estimated increase in our total pension benefit expense of €0.2 billion in 2006, the following table shows the effect on our 2006 pension benefit expense (before income tax benefits) of assumed changes in the discount rate and the expected long-term rate of return on plan assets:

	German Plans	Non-German Plans
(€ in millions)
2005 discount rate +/- 25 basis points	+/- 45	+/- 50
2005 expected long-term rate of return on plan assets +/- 50 basis points	+/- 50	+/- 100

  Other Post-retirement health and life insurance benefits

        At December 31, 2005, our accumulated other post-retirement benefit obligations exceeded plan assets on the Group level, which represents the "underfunded status" of our plans, by €15.8 billion for all plans. For the year ended December 31, 2005, our total expense was €1.3 billion for all plans. We estimate that our total expense will increase by €0.1 billion in 2006.

        The two most significant assumptions requiring considerable judgment are the weighted average discount rate to determine benefit obligations and the future health care inflation rate. In accordance with U.S. GAAP, we determine our post-retirement benefit expenses at the beginning of the calendar year, and we accumulate and amortize over future periods actual results that differ from the assumptions used. Therefore, actual results generally affect our recognized expense and recorded liabilities for post-retirement benefit obligations in future periods.

  Discount rate and expected rate of return on plan assets

        The estimation process for discount rates and expected rate of return on plan assets is similar to the estimation to determine pension benefit obligations described above.

  Health care inflation rate

        The health care inflation rate represents the anticipated increase in health care cost due to changes in price, availability and usage of medical services. This rate is determined based on DaimlerChrysler-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. We did not adjust the health care inflation rate as a result of the Medicare Drug Act. At December 31, 2005, our accumulated post-retirement benefit obligations exceeded plan assets on the Group level by €15.8 billion. Had the following actual return occurred or assumptions been used, the funded status of our other post-retirement benefit obligations at December 31, 2005 would have been impacted accordingly:

All Plans
(€ in millions)
2005 actual return on plan assets +/- 5 percentage points	+/- 90
2005 discount rate +/- 25 basis points	+/- 565
Initial through assumed ultimate health care inflation rate +/- 1 percentage point	+/- 1,950

        Effects from changes in these assumptions would be included in our unrecognized net actuarial losses at December 31, 2005.

        Actual results that are different from those assumed and changes in assumptions can result in actuarial gains and losses that we have not yet recognized in our Consolidated Financial Statements. We amortize any unrecognized net actuarial gain or loss as a component of our total other post-retirement benefit expense for a year if, as of the beginning of the year, such unrecognized net gain or loss exceeds 10% of the greater of the accumulated post-retirement benefit obligation or the market related value of the plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of current plan participants expected to receive benefits under the plan. For 2006, we will assume a weighted average long-term rate of return on plan assets of 8.5%. As a result of amortization of unrecognized net actuarial losses from actual experience different from assumptions used we estimate that our total other post-retirement benefit expense will increase by €0.1 billion in 2006, based on the assumptions used and our plan assets at December 31, 2005.

        In addition to the estimated increase in our total other post-retirement expense of €0.1 billion in 2006, the following table shows the effect on our 2006 total other post-retirement benefit expense (before income tax benefits) of assumed changes in the discount rate, assumed health care inflation rates and the expected long-term return rate of return on plan assets:

All Plans
(€ in millions)
2005 discount rate +/- 25 basis points	+/- 45
Initial through assumed ultimate health care inflation rate +/- 1 percentage point	+/- 300
2005 expected long-term return rate on plan assets +/- 50 basis points	+/- 10

        For a discussion about our pension and other post-retirement benefit plan funding obligations and their potential impact on our liquidity and capital resources, please refer to the explanations we provide under the heading "Liquidity and Capital Resources — Benefit Plan Obligations and Costs" in "Item 5. Operating and Financial Review and Prospects."

OPERATING RESULTS

        We have five business segments: (1) Mercedes Car Group; (2) Chrysler Group; (3) Commercial Vehicles; (4) Financial Services; and (5) Other Activities. In 2005, we changed the name of our Services segment to "Financial Services" to reflect its focus on automotive financial services.

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

Reconciliation from operating profit (loss) to income (loss) before financial income

        In the following tables, we provide a reconciliation of the operating profits and losses of our segments to the measures we use in our consolidated statements of income. Since some income and expense items (e.g., interest income and interest expense) are not recorded at or allocated to our segments, we have reconciled the operating profits (losses) to income (loss) before financial income for each segment. You can find a reconciliation of total segment operating profit (loss) to our consolidated income before income taxes, minority interests, discontinued operations, extraordinary items, and the cumulative effect of changes in accounting principles in Note 35 to our Consolidated Financial Statements.

	Year Ended December 31, 2005 (€ in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	(505)	1,534	2,093	1,468	591	5,181	4	5,185
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/ curtailment losses	(33)	(1,030)	(55)	(6)	(51)	(1,175)	0	(1,175)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(14)	(1)	(47)	38	(706)	(730)	90	(640)
Operating (profit) loss from discontinued operations	0	0	0	0	0	0	0	0
Pre-tax gains from the sale of operating businesses and discontinued operations	0	0	0	0	0	0	0	0
Miscellaneous items	0	0	(42)	(5)	(102)	(149)	0	(149)

Income (loss) before financial income	(552)	503	1,949	1,495	(268)	3,127	94	3,221

	Year Ended December 31, 2004 (€ in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	1,666	1,427	1,332	1,250	456	6,131	(377)	5,754
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(34)	(697)	(55)	(5)	(54)	(845)	0	(845)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	2	9	(9)	549	(539)	12	75	87
Operating (profit) loss from discontinued operations	0	0	0	0	0	0	0	0
Pre-tax gains from the sale of operating businesses and discontinued operations	0	0	0	0	0	0	0	0
Miscellaneous items	0	(5)	(364)	(4)	(11)	(384)	0	(384)

Income (loss) before financial income	1,634	734	904	1,790	(148)	4,914	(302)	4,612

	Year Ended December 31, 2003 (€ in millions)
	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Group
Operating Profit (Loss)	3,126	(506)	811	1,240	1,329	6,000	(314)	5,686
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(136)	(561)	(114)	(5)	(54)	(870)	0	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(116)	60	(103)	325	(329)	(163)	158	(5)
Operating (profit) loss from discontinued operations	0	0	0	0	(84)	(84)	0	(84)
Pre-tax gains from the sale of operating businesses and discontinued operations	0	0	0	0	(1,031)	(1,031)	0	(1,031)
Miscellaneous items	0	(32)	(9)	(17)	(250)	(308)	0	(308)

Income (loss) before financial income	2,874	(1,039)	585	1,543	(419)	3,544	(156)	3,388

        "Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses" is the sum of the interest cost, the expected return on plan assets, and the amortization of unrecognized net actuarial gains or losses. We exclude from operating profit (loss) these components of the net periodic pension and post-retirement benefit income (expense) since they are driven by financial factors and do not reflect the operating performance of the segments.

        "Operating profit (loss) from affiliated and associated companies and financial income (loss) from related operating companies" includes the contributions to earnings from our operating investments, which we report as a component of financial income (loss), net, in the consolidated statements of income. We allocate these contributions to the operating profit (loss) of the respective segments. In 2005, we allocated net positive results of €640 million from our operating investments to our segments, compared to net negative results of €87 million in 2004 and net positive results of €5 million in 2003. The increase in 2005 was primarily the result of the improved proportionate share of the earnings of EADS and smaller losses from our equity investment in Toll Collect. Also, the 2004 reconciling item included impairment charges relating to our investment in debis AirFinance. The decrease in 2004 compared with 2003 was primarily due to a substantial negative contribution to earnings from our equity investment in Toll Collect, which was only partially offset by significantly improved contributions from our equity investment in EADS.

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

        "Miscellaneous items" includes income and expenses which do not affect our operating business. In 2004, this line item is almost entirely comprised of third party minority interests in the expenses associated with the quality measures and recall campaigns at Mitsubishi Fuso Truck and Bus Company (MFTBC). The minority interest in those expenses is not part of operating profit since they were incurred as a result of quality problems that originated before we invested in MFTBC. In 2003, this item was almost solely comprised of a charge of $300 million (approximately €240 million adjusted for currency translation effects), which arose from the settlement of a consolidated class action case relating to the merger of Daimler-Benz and Chrysler.

Overview of Business Segment Revenues and Operating Profit (Loss)

        You should read the following discussion in conjunction with Notes 1 and 35 to our Consolidated Financial Statements and the discussions under the headings "Critical Accounting Policies" in this Item 5 and "Risk Factors" in Item 3. For a discussion of the hedging instruments and hedging techniques we employ, please refer to the discussion in "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and to Note 33 to our Consolidated Financial Statements.

        The following table presents revenues and operating profit (loss) for each of our five business segments during the last three fiscal years.

	Year Ended December 31,
	2005		2004		2003
	(€ in millions)
	Revenues	Operating Profit (Loss)	Revenues	Operating Profit (Loss)	Revenues[1]	Operating Profit (Loss)[1]
Mercedes Car Group	50,015	(505)	49,630	1,666	51,446	3,126
Chrysler Group	50,118	1,534	49,498	1,427	49,321	(506)
Commercial Vehicles[2,3]	40,634	2,093	34,764	1,332	26,806	811
Financial Services	15,439	1,468	13,939	1,250	14,037	1,240
Other Activities[3]	2,396	591	2,200	456	4,084	1,329
Eliminations	(8,826)	4	(7,972)	(377)	(9,257)	(314)

Total	149,776	5,185	142,059	5,754	136,437	5,686

1
Revenues and operating profit of the Other Activities segment for the year 2003 include the revenues and operating results of MTU Aero Engines. The 2003 operating profit of the Other Activities segment also includes the gain from the sale of MTU Aero Engines. Since we report MTU Aero Engines revenues as discontinued operations in our consolidated statements of income, we reconcile total segment revenues to our total Group revenues, which do not include MTU Aero Engines revenues by eliminating MTU Aero Engines revenues in the line "Eliminations."
2
As a result of consolidating the revenues of MFTBC as of March 31, 2004, with a one-month time lag, revenues in 2004 include eight months of MFTBC sales, while 2005 revenues include twelve months of MFTBC's sales.
3
Effective January 1, 2004, we allocated the Off-Highway activities previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted prior period amounts accordingly. In December 2005, we agreed to sell substantially all of our Off-Highway business (with the exception of our minority holding in VM Motori S.P.A.) to the Swedish investor group EQT. We expect to consummate the transaction in 2006. Revenues and operating results of the Off-Highway business are included in the above table.

Acquisitions, dispositions and other changes in segment composition

        In the following paragraphs, we describe the more significant acquisitions, dispositions, and other changes in segment composition that affected the year-to-year comparability of revenues and operating profit (loss) of our Commercial Vehicles, Financial Services and Other Activities segments. You can find additional information about these transactions in Note 4 to the Consolidated Financial Statements.

  Commercial Vehicles

        Off-Highway. Effective January 1, 2004, we allocated the Off-Highway activities of our Commercial Vehicles segment to the Other Activities segment, and we have adjusted amounts for 2003 accordingly.

        MFTBC. On March 18, 2004, we acquired an additional 22% interest in Mitsubishi Fuso Truck and Bus Corporation (MFTBC) from Mitsubishi Motors Corporation (MMC). Since March 31, 2004, we have included the revenues and consolidated results of MFTBC with a one-month time lag in our Commercial Vehicles segment. Prior to March 31, 2004, we accounted for our proportionate share in MFTBC's results in the Commercial Vehicles segment using the equity method of accounting. Subsequent to the acquisition of the controlling interest in MFTBC in 2004, we discovered quality issues that originated before we invested in MFTBC. (See Note 4 and Note 25b to our Consolidated Financial Statements for additional information). The subsequently initiated quality measures and recall campaigns at MFTBC reduced 2004 operating profit of the Commercial Vehicle segment by €0.5 billion. In 2005, a settlement agreement reached with MMC regarding these quality issues and recall campaigns at MFTBC resulted in a favorable impact of €0.3 billion, which is included in the operating profit of the Commercial Vehicles segment.

        HMC. In May 2004, as part of the realignment of our strategic alliance with Hyundai Motor Company (HMC), we sold our non-controlling 50% interest in DaimlerHyundai Truck Corporation to HMC for a total pre-tax gain of €0.1 billion.

        American LaFrance. In 2005, we sold the fire truck and rescue vehicles business of our U.S. subsidiary American LaFrance, to a U.S. investment company. As a result of the sale, Freightliner recorded asset impairment charges of €0.1 billion in 2005 which negatively affected the operating profit of the Commercial Vehicles segment.

  Financial Services

        debis AirFinance. In 2005, we sold our equity interest in debis AirFinance B.V. (dAF) and our outstanding subordinated loans receivable and unsecured loans provided to dAF for a purchase price of €0.3 billion in cash. Prior to the sale, we accounted for the investment in dAF using the equity method of accounting. In 2004, we recognized a €0.2 billion impairment charge on the investment. The sale did not have a material impact on 2005 operating profit or net income.

  Other Activities

        Off-Highway. Effective January 1, 2004, we allocated the Off-Highway activities of our Commercial Vehicles segment to the Other Activities segment. We have adjusted amounts for 2003 accordingly. In December 2005, we agreed to sell substantially all of our Off-Highway business (with the exception of our minority holding in VM Motori S.P.A.) to the Swedish investor group EQT. We expect to consummate the transaction in 2006 and expect to have a net cash inflow of €1.0 billion from the sale. Revenues and operating results of the Other Activities segment include the operations of our Off-Highway business for all periods presented.

        MMC. Following a corporate restructuring at MMC, on June 29, 2004, we ceased to account for our investment in MMC using the equity method of accounting. Therefore, our Other Activities segment includes our share of MMC's operating results only for the periods up to June 29, 2004. In November 2005, we sold our remaining 12.4% interest in Mitsubishi Motors Corporation for proceeds of €1.0 billion. The sale resulted in an after-tax gain of €0.5 billion (a pre-tax gain of €0.7 billion minus taxes of €0.2 billion).

        MTU Aero Engines. On December 31, 2003, we sold MTU Aero Engines GmbH (MTU) and its subsidiaries to the investment company Kohlberg Kravis Roberts & Co. Ltd. As required by U.S. GAAP, we reclassified the results of MTU and the gain on the sale of this business as discontinued operations in our 2003 consolidated statement of income and we report them accordingly. As a result of the transaction, we recorded a gain of €1.0 billion which is included in the 2003 operating profit of our Other Activities segment.

        The segment discussions on pages 51 to 55 describe in more detail the specific market factors which affected the operating results of our segments.

2005 Compared With 2004

        We computed the percentages in the following discussion using exact euro amounts and numbers. Some of those percentages may, therefore, not reflect the ratio between the rounded amounts presented below.

DaimlerChrysler Group

  Revenues

        Our revenues increased 5% from €142.1 billion in 2004 to €149.8 billion in 2005. Following is a brief overview of year-to-year changes in revenues of our primary business segments.

        Mercedes Car Group revenues increased 1% from €49.6 billion in 2004 to €50.0 billion in 2005. Revenue increases resulting from higher unit sales of Mercedes-Benz vehicles were largely offset by a shift in the product mix to lower priced vehicles and a decrease in unit sales of smart.

        Chrysler Group revenues also increased 1% from €49.5 billion in 2004 to €50.1 billion in 2005, primarily as a result of increased worldwide factory unit sales. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were also 1% higher than in 2004.

        Commercial Vehicles revenues increased significantly from €34.8 billion in 2004 to €40.6 billion in 2005, a 17% improvement. As a result of the consolidation of MFTBC as of March 31, 2004, with a one-month time lag, revenues for 2004 include eight months of MFTBC's revenues while 2005 revenues include twelve months of MFTBC revenues. Excluding MFTBC revenues in both years, revenues of our Commercial Vehicles segment increased 13%, mainly a result of higher unit sales.

        Financial Services revenues increased 11% from €13.9 billion in 2004 to €15.4 billion in 2005, primarily because of a higher total portfolio value of leasing and financing contracts and the fact that operating lease contracts comprised a larger percentage of the total portfolio.

  Cost of Sales

        In 2005, cost of sales were €122.9 billion compared to €114.6 billion in 2004, a 7% increase. The increase in cost of sales was largely proportionate to the increase in revenues. In addition, gross margin decreased from 19.4% in 2004 to 17.9% in 2005, mainly a result of expenses incurred in connection with the realignment of the smart business model (€0.8 billion) and the headcount reduction program at Mercedes Car Group (€0.5 billion).

  Selling expenses

        Selling expenses were €12.0 billion in 2005 compared to €11.4 billion in 2004, a 5% increase. The increase in selling expenses primarily reflects changes in the scope of consolidation (primarily the fact that MFTBC was included in our consolidated results for only eight months during 2004 and for twelve months in 2005) and additional expenses relating to both the realignment of the smart business model (€0.1 billion) and the headcount reduction program at Mercedes Car Group (€0.1 billion). Selling expenses as a percentage of revenues were 8% in each of 2005 and 2004.

  General administrative expenses

        General administrative expenses reached €6.1 billion in 2005 compared to €6.0 billion in 2004, a 1% increase. Changes in the scope of consolidation (primarily MFTBC) and increased legal, regulatory and compliance costs were the primary drivers for the increase. General administrative expenses as a percentage of revenues were 4.1% in 2005, a slight decrease compared to 4.2% in 2004.

  Other expenses

        Other expenses were €0.9 billion in 2005 and €0.6 billion in 2004. The increase in 2005 was primarily due to €0.2 billion in expenses related to the realignment of the smart business model.

  Research and development

        Research and development expenses amounted to €5.6 billion in 2005 compared to €5.7 billion in 2004.

  Other income

        Other income was €1.0 billion in 2005 and €0.9 billion in 2004.

        In 2005, other income included a gain of €0.2 billion from the sale of Chrysler Group's Arizona Proving Grounds vehicle testing facility. The prior year figure included a gain of €0.1 billion from the settlement of our dispute with Bombardier relating to the sale of DaimlerChrysler Rail Systems (Adtranz). You can find further details about the composition of other income in Note 6 to our Consolidated Financial Statements.

  Turnaround plan Chrysler Group

        We present the effects of Chrysler Group's turnaround plan, which we initiated in 2001, as a separate line item in our consolidated statements of income. In 2005, we recorded a net gain of €36 million. The prior year included net charges of €0.1 billion. You can find further details about the turnaround plan in Note 7 to our Consolidated Financial Statements.

  Financial income (loss), net

        We recorded net financial income of €0.2 billion in 2005 compared to a net financial loss of €1.1 billion in 2004. Financial income (loss), net, is comprised of "Income (loss) from investments, net," "Interest income (expense), net" and "Other financial income (loss), net."

        Income (loss) from investments, net. In 2005, income from investments, net, amounted to €0.9 billion, compared to a net loss of €0.6 billion in 2004. This distinct improvement was primarily due to the following factors in 2005: The sale of our remaining ownership interest in MMC which resulted in a gain of €0.7 billion; substantially smaller losses at Toll Collect; and improved earnings at our equity investee EADS. In addition, income from investments, net, in 2004 included losses of €0.6 billion associated with our investment in MMC, partially offset by a gain of €0.3 billion from the disposal of our 10.5% equity interest in HMC.

        Interest income (expense), net. In 2005, we recorded net interest expense of €0.6 billion (2004: €0.3 billion). The increase primarily reflects unrealized losses from the mark-to-market valuation of derivative financial instruments that did not qualify for hedge accounting treatment. Please refer to Note 33 to our Consolidated Financial Statements for additional information.

        Other financial income (loss), net. Other financial loss, net, improved from a net loss of €0.2 billion in 2004 to a net loss of €0.1 billion in 2005. In 2005, financial income was impacted by expenses from the mark-to-market valuation of derivative hedging instruments partially offset by higher gains from the sale of securities. The prior year results included a €0.2 billion impairment of loans provided to debis AirFinance.

  Income taxes

        Income tax expense was €0.5 billion in 2005 and €1.2 billion in 2004. We computed income tax expense in 2005 based on pre-tax income of €3.4 billion and in 2004 based on pre-tax income of €3.5 billion. The effective tax rate was 14.9% in 2005 and 33.3% in 2004. In both years, we recorded profit contributions from EADS, which are largely tax-free, and non-taxable gains included in our net periodic pension costs and other post-retirement benefit costs.

        The comparatively low effective tax rate in 2005 primarily reflected the composition of our earnings, which included largely tax-free income from the settlement agreement associated with our investment in MFTBC, the sale of our investment in MMC and the sale of other securities. The tax benefits of these transactions were partially offset by tax expense of €0.1 billion arising from the repatriation of previously undistributed earnings from non-U.S. companies to our U.S. subsidiaries.

        In 2004, the effective tax rate was negatively affected by non-tax deductible losses relating to our investments in MMC and debis AirFinance, offset in part by the tax-free gain realized on the sale of our 10.5% investment in Hyundai Motor Company.

        Please refer to Note 9 to our Consolidated Financial Statements for more information.

  Net income

        Net income was €2.8 billion in 2005 compared to €2.5 billion in 2004. Basic and diluted earnings per share in 2005 were €2.80 each, compared to €2.43 each in 2004.

  Consolidated Operating Profit (Loss)

        In 2005, our Group operating profit was €5.2 billion compared to €5.8 billion in 2004. The table on page 47 shows the business segment contributions to Group operating profit. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

Segment Discussions

  Mercedes Car Group

        Revenues of our Mercedes Car Group segment increased 1% from €49.6 billion in 2004 to €50.0 billion in 2005, while total unit sales decreased 1% from 1,226,800 to 1,216,800.

        Unit sales of Mercedes-Benz vehicles increased 2% from 1,074,600 in 2004 to 1,092,500 in 2005 whereas sales of smart vehicles declined 18% to 124,300 units compared to 152,100 units in 2004. Total segment revenues increased only 1%, primarily as a result of a shift in product mix towards lower priced vehicles.

        The increase in unit sales of Mercedes-Benz passenger cars was mainly driven by the launch of new models during the year. The model changeover to the new M-Class in 2005 helped increase M-Class unit sales 15%. The all-new B-Class, launched in June 2005, contributed incremental unit sales of 62,200 units and A-Class unit sales increased 40% to 200,100 units sold. While S-Class sales declined for the year due to the model change in September 2005, the all-new S-Class has been strong since its introduction. E-Class sales experienced a decline of 10% because of strong competition in its market segment. The decline could not be fully offset by 51,600 additional unit sales contributed by the new CLS model. Unit sales of the C-Class declined to 398,000 units in 2005 as this model line approaches the end of its life cycle and new competitor models became available in its segment.

        The 18% decline in smart unit sales was due to continued weak demand.

        In Germany, Mercedes Car Group unit sales and revenues were each 8% lower than in 2004. Germany continues to be the most important market for our Mercedes Car Group segment with 2005 unit sales of 354,900 units. These sales represented 29% of the segment's worldwide unit sales, which is 2% less compared to the previous year. In the other Western European countries, Mercedes Car Group revenues remained nearly on the same level, while unit sales decreased 3% to 421,700 units. The disproportionate changes in revenues and unit sales were mainly due to the fact that in 2005 a larger portion of unit sales consisted of higher priced vehicles.

        In the United States, revenues increased 5% from €10.5 billion in 2004 to €11.0 billion in 2005, while unit sales increased 4% to 231,800 units. This increase resulted primarily from the strong sales performance of the successful CLS and the new M-Class. At €2.2 billion, revenues in Japan were 11% higher than in the previous year compared to a 17% increase in unit sales. These improvements are the result of higher A-Class and CLS sales. In Asia (excluding Japan), revenues went up 19% compared to the previous year, reaching €3.3 billion, while unit sales increased 14% to 59,400 units.

        In 2005, our Mercedes Car Group segment recorded an operating loss of €0.5 billion, a decline of €2.2 billion compared to the prior year. The 2005 operating result includes charges of €1.1 billion for the realignment of the smart business model, which primarily consisted of impairments recognized on production facilities, estimated claims from suppliers and dealers, sales incentives and write-downs of vehicle inventories. Net charges of €0.6 billion relating to the headcount reduction program at Mercedes-Benz passenger cars for both voluntary severance agreements and early retirement arrangements also burdened operating results in 2005. Other factors contributing to the decline in 2005 were less favorable currency hedging rates, particularly for the U.S. dollar, a shift in product mix towards lower priced vehicles, increased raw material prices and the costs associated with ongoing quality improvement measures. Positive effects on earnings resulted from the slight increase in unit sales of Mercedes-Benz passenger cars and the efficiency enhancing measures implemented as part of the CORE program. Following a verdict by the European Court in the case concerning the alleged infringement of EU competition rules, we were also able to release a provision of €0.1 billion with a corresponding positive effect on earnings.

  Chrysler Group

        The Chrysler Group reported revenues of €50.1 billion in 2005 compared with revenues of €49.5 billion in 2004, an increase of 1.3%. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 1.1% higher than in 2004. This increase in revenues is primarily the result of increased worldwide factory unit sales.

        The Chrysler Group had worldwide factory unit sales of 2,813,000 units in 2005 compared with 2,779,900 units in 2004, an increase of 1%. Worldwide factory unit sales increased primarily due to the 2005 introduction of the all-new Dodge Charger and Jeep® Commander, as well as the continued popularity of the Chrysler 300/300C, the Town & Country and Dodge Caravan minivans and the Jeep® Grand Cherokee. These unit increases were partially offset by lower shipments of Dodge Rams, Dakotas and Durangos. In the NAFTA region, total factory unit sales were 2,637,800 units in 2005 compared with 2,609,700 units in 2004, an increase of 1%. Factory unit sales outside the NAFTA region were 175,200 units in 2005 compared with 170,200 units in 2004, an increase of 3%.

        In 2005, the Chrysler Group had an operating profit of €1.5 billion compared to €1.4 billion in 2004. Positive effects on 2005 operating profit include an increase in worldwide factory unit sales, a €0.2 billion gain on the sale of the Arizona Proving Grounds vehicle testing facility and a decrease in turnaround plan charges and charges for workforce reduction actions, as well as lower tooling amortization expense of €0.1 billion. These effects were partially offset by negative net pricing, shifts in market mix, charges of €0.1 billion related to financial support provided to supplier Collins & Aikman and contractual penalty and asset impairment charges of €0.1 billion primarily as a result of a decision to reduce contractual purchase volumes of the Chrysler Crossfire.

        The Chrysler Group's 2004 operating profit was negatively impacted by restructuring charges totaling €0.3 billion incurred in connection with the turnaround plan and other workforce reduction charges and was favorably impacted by an adjustment of €0.1 billion to correct the calculation of an advertising accrual. In

2005, income of €36 million was recorded as a result of adjustments to prior estimates associated with the turnaround plan. For a discussion of the Chrysler Group's turnaround plan, see Note 7 to the Consolidated Financial Statements.

        U.S. dealer inventory levels were 598,200 units, representing an 85 day supply, at December 31, 2005 compared to 600,600 units, representing an 81 day supply, at December 31, 2004. The U.S. and combined U.S. and Canada retail and fleet sales and market share data for the Chrysler Group in 2005 and 2004 are set forth below:

	Year Ended December 31,
	2005	2004	Increase/ (Decrease)
U.S. Retail Market[1]
Car sales	526,800	474,100	52,700
Car market share	7.1%	6.5%	0.6%
Truck sales (including minivans)	1,782,000	1,737,000	45,000
Truck market share	17.8%	17.4%	0.4%
Combined car and truck sales	2,308,800	2,211,100	97,700
Combined car and truck market share	13.2%	12.8%	0.4%
U.S. and Canada Retail Market[1]
Combined car and truck sales	2,525,700	2,421,900	103,800
Combined car and truck market share	13.2%	12.8%	0.4%

1
All retail sales and market share data include fleet sales.

        The Chrysler Group's sales are principally in the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 19.1 million units in 2005, compared with 18.9 million units in 2004, an increase of 1%.

        Retail and fleet sales of cars for the Chrysler Group in the U.S. market for 2005 increased 11% compared to 2004 while the total car market in the U.S. increased by 2% compared to 2004. Retail and fleet sales of trucks for the Chrysler Group in the U.S. market for 2005 increased 3% compared to 2004 while the total truck market in the U.S. remained relatively flat compared to 2004. The increase in retail and fleet sales and the related market share is primarily a result of the introduction of new products in 2005, as well as the continued popularity of the Chrysler 300/300C, the Town & Country and PT Cruiser, and Jeep® Grand Cherokee. These increases were partially offset by reduced retail and fleet sales of Dodge Rams and Durangos.

  Commercial Vehicles

        Our Commercial Vehicles segment increased revenues significantly from €34.8 billion in 2004 to €40.6 billion in 2005, a 17% improvement. This was the result of continued strong demand in our core markets Western Europe, NAFTA and South America and the consolidation of MFTBC. Worldwide unit sales of our Commercial Vehicles segment increased 16% from 712,200 vehicles in 2004 to 824,900 units in 2005 which in part may be attributable to accelerated purchases in advance of changes in emission control regulations. As a result of the consolidation of unit sales and revenues of MFTBC as of March 31, 2004 with a one-month time lag, revenues and unit sales in 2004 include eight months of MFTBC sales, while 2005 revenues and unit sales include twelve months of MFTBC sales. Excluding MFTBC sales of 178,900 units (2004: 118,100 units) and MFTBC revenues of €5.5 billion (2004: €3.7 billion), 2005 unit sales and revenues increased 9% and 13%, respectively.

        Total truck unit sales increased 24% from 403,300 units to 501,300 units and bus unit sales rose 18% from 37,400 units to 44,200 units in part due to the consolidation of MFTBC and in part due to overall strong market demand. Sales of vans were 2% higher with 267,200 units in 2005 compared to 260,700 units in 2004.

        In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, revenues increased 8% from €7.0 billion in 2004 to €7.6 billion in 2005, while unit sales remained stable at 110,600 vehicles. This increase resulted from a 23% improvement in truck unit sales, partially offset by a 5% decrease in van unit sales and a modest decline in bus unit sales. In the rest of Western Europe (excluding Germany), revenues increased 2% to €7.6 billion in 2005 as overall unit sales increased 2% to 166,400 units, primarily due to higher sales of Mercedes-Benz trucks. Unit sales in Germany represented 13% and the remaining Western European market 20% of our total 2005 commercial vehicle sales.

        In the NAFTA region, revenues were €12.8 billion, an increase of 22% compared to 2004. Total unit sales climbed 23% to 217,800 units. The significant increase in unit sales was primarily the result of markedly higher sales of Class 8 trucks.

        Our sales in Asia (including Australia) rose from 130,100 units in 2004 to 181,000 units in 2005 and revenues in that region increased from €5.1 billion in 2004 to €6.8 billion in 2005. This was largely due to the inclusion of twelve months of MFTBC sales in 2005 compared to only eight months in 2004, even though MFTBC's calendar year 2005 sales were lower than its calendar year 2004 sales due to the negative impact of past quality issues.

        As economic conditions improved in Argentina and Venezuela and conditions in Brazil remained comparable to 2004, we were able to increase sales in South America by 11% from 55,800 units in 2004 to 61,800 units in 2005. Revenues in that region improved 32% to €1.9 billion in 2005.

        In 2005, our Commercial Vehicles segment reported an operating profit of €2.1 billion compared to an operating profit of €1.3 billion in 2004, a 57% improvement. This is primarily the result of higher unit sales resulting from favorable market conditions and high demand for our broad range of products, a €0.3 billion gain from the settlement reached with MMC regarding the cost of quality improvement actions and recall campaigns at MFTBC, and efficiency improvements. These positive effects were partially offset by the negative impact of higher raw material prices, less favorable hedging rates and currency translation effects, expenses for new product projects and an impairment charge of €0.1 billion recognized in 2005 relating to the sale of the fire truck and rescue vehicle business of our U.S. subsidiary American LaFrance. Operating profit in 2004 was negatively affected by charges of €0.5 billion arising at MFTBC relating to quality improvement actions and recall campaigns, while a gain resulting from the discontinuation of the engine joint venture with Hyundai Motor Company contributed €0.1 billion to the segment's operating profit in 2004.

  Financial Services

        Revenues of our Financial Services segment increased from €13.9 billion in 2004 to €15.4 billion in 2005. This increase was primarily the result of a higher total portfolio value of leasing and financing contracts and the fact that operating lease contracts comprised a larger percentage of the total portfolio.

        Activities of our Financial Services segment in the NAFTA region contributed €8.6 billion or 56% of total segment revenues in 2005, which is close to last year's level of 54%. Revenues generated in Germany were €4.4 billion or 28% of total revenues in 2005 compared to €4.1 billion or 29% of total revenues in 2004. Revenues derived from financial services activities in Western Europe (excluding Germany) amounted to €1.7 billion or 11% of total revenues compared to €1.6 billion or 12% in 2004.

        In 2005, the Financial Services segment originated new leasing and finance contracts with a total value of €48.2 billion compared to €50.9 billion in 2004. Substantially all of this 5% decrease is due to the fact that in 2005 we reduced our use of sales incentives favorable to the Financial Services business. At December 31, 2005, our Financial Services segment managed a portfolio of leasing and finance contracts of €117.7 billion, a

15% increase compared to the portfolio of €102.4 billion managed at December 31, 2004. Excluding foreign currency translation effects, the portfolio volume in 2005 was 3% above last year's level.

        Operating profit of Financial Services was €1.5 billion in 2005, compared to €1.3 billion in 2004.

        The increased portfolio value for leasing and financing contracts and a positive development of risk costs (e.g., a lower default rate in all markets and improved credit approval policies) had a positive effect on operating profit. Increases in interest rates, especially in the United States, however, had a negative effect on operating results.

        The increase in operating profit resulted from lower charges from our involvement in Toll Collect (€0.1 billion of losses in 2005 compared to €0.5 billion of losses in 2004). This reduction reflects the start of revenue generating operations at Toll Collect on January 1, 2005, and decreased start up costs incurred in 2005 compared to 2004. Last year's operating profit also included an impairment of €0.1 billion on the sale of our investment in debis AirFinance.

  Other Activities

        This segment includes our Off-Highway business, our real estate activities, the holding companies and financing subsidiaries through which the Group refinances the capital needs of its operating businesses in the capital markets and the expenses of our corporate research activities. The segment also includes our share in the operating results of our equity investee EADS. Following a corporate restructuring at MMC, we ceased to account for our investment in MMC using the equity method of accounting on June 29, 2004. Therefore, our Other Activities segment includes our share of MMC's operating results only for the periods up to June 29, 2004.

        Revenues reported in our Other Activities segment originated primarily from our Off-Highway business and from our real estate business. In 2005, revenues were €2.4 billion compared to €2.2 billion in 2004.

        In 2005, our Other Activities segment recorded an operating profit of €0.6 billion which was €0.1 billion higher than in 2004. The improvement in operating profit primarily reflects a higher positive contribution from our investment in EADS, largely due to increased Airbus deliveries and improved results in EADS' Aerospace division. The Off-Highway business also made a higher contribution to the operating profit of the segment. These positive contributions were partially offset by increased headquarters costs and corporate level joint venture costs.

        In December 2005, as part of our ongoing strategy to focus on our core automotive business, we agreed to sell substantially all of our Off-Highway business (with the exception of our minority holding in VM Motori S.P.A.) to the Swedish investor group EQT. We expect to consummate the transaction in 2006 and to achieve a net cash inflow of approximately €1.0 billion from the sale.

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

        Financial Services revenues were €13.9 billion in 2004 compared to €14.0 billion in 2003, a 1% decline. The decline in revenues resulted mainly from currency translation effects due to the appreciation of the euro.

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

  Income taxes

        In 2004, we recorded income tax expense of €1.2 billion compared to €1.0 billion in 2003. We computed income tax expense in 2004 based on pre-tax income of €3.5 billion and in 2003 based on pre-tax income of €0.6 billion. The non-taxable gain from the sale of our 10.5% investment in HMC, higher contributions to earnings from EADS, which are largely tax-free, and non-taxable gains included in our net periodic pension costs and other post-retirement benefit costs more than compensated for the negative tax effect of non-tax deductible losses relating to our investments in MMC and debis AirFinance, contributing to an overall lower effective income tax rate in 2004. Our effective tax rates in 2004 and 2003 were 33.3% and 164.3%, respectively. The high effective tax rate for 2003 was primarily due to the non-tax deductible write-down of €2.0 billion of our equity investment in EADS combined with lower pre-tax income in 2003. Additionally, non-tax deductible losses from our equity method investments had an additional negative impact on our income tax rate in 2003. Income tax expense in 2003 included a tax benefit and related interest of €0.6 billion relating to agreements reached with the U.S. tax authorities on tax matters attributable to years 1986 to 1998. It also included an additional tax expense and related interest of €0.3 billion which mainly represents the accrual of tax costs associated with current year developments in the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998. Please refer to Note 9 to our Consolidated Financial Statements for additional information.

  Net income (loss) from continuing operations

        Net income from continuing operations was €2.5 billion in 2004 compared to a net loss from continuing operations of €0.4 billion in 2003. Basic and diluted earnings per ordinary share from continuing operations were €2.43 in 2004, respectively, while the basic and diluted loss per share from continuing operations was €0.41 in 2003.

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

        The Financial Services segment was able to increase its operating profit due to its financial services business. The increase more than compensated for losses that arose from the involvement in Toll Collect. In the Other Activities segment, a sizable profit contribution from EADS and the recognition of a previously deferred gain of €0.1 billion following the settlement of all disputes connected with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) had a positive effect on operating profit in 2004. The prior year's result was assisted by a pre-tax gain of €1.0 billion from the sale of MTU Aero Engines.

        The table on page 47 shows the business segment contributions to Group operating profit. The segment discussions below describe in more detail the specific market factors which affected the operating results of each segment.

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

  Chrysler Group

        The Chrysler Group reported revenues of €49.5 billion in 2004 compared with revenues of €49.3 billion in 2003, an increase of 0.4%. This increase in revenues is primarily the result of higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher priced vehicles, largely offset by the effect of the appreciation of the euro against the U.S. dollar. Worldwide factory unit sales, sales incentive expense and product mix were positively affected by the successful launch of nine new products in 2004. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 10% higher than in 2003.

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

        U.S. dealer inventory levels were 600,600 units, representing an 81 day supply, at December 31, 2004 compared to 521,100 units, representing a 74 day supply, at December 31, 2003. The U.S. and combined U.S. and Canada retail sales and market share data for the Chrysler Group in 2004 and 2003 are set forth below:

	Year Ended December 31,
	2004	2003	Increase/ (Decrease)
U.S. Retail Market[1]
Car sales	474,100	456,700	17,400
Car market share	6.5%	6.1%	0.4%
Truck sales (including minivans)	1,737,000	1,676,000	61,000
Truck market share	17.4%	17.7%	(0.3)%
Combined car and truck sales	2,211,100	2,132,700	78,400
Combined car and truck market share	12.8%	12.6%	0.2%
U.S. and Canada Retail Market[1]
Combined car and truck sales	2,421,900	2,345,600	76,300
Combined car and truck market share	12.8%	12.6%	0.2%

1
All retail sales and market share data include fleet sales.

        The Chrysler Group's sales are principally in the U.S. and Canadian automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. and Canada were 18.9 million units in 2004, compared with 18.6 million units in 2003, an increase of 2%.

        Retail and fleet sales of cars for the Chrysler Group in the U.S. market for 2004 increased 4% compared to 2003 while the total car market in the U.S. decreased by 2% compared to 2003. Retail and fleet sales of trucks for the Chrysler Group in the U.S. market for 2004 increased 4% compared to 2003 while the total truck market in the U.S. increased by 5% compared to 2003. The increase in retail and fleet sales and related market share is primarily a result of introduction of new products in 2004 as well as improving economic conditions, primarily in the U.S.

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

        In Germany, the most important market for our Mercedes-Benz and Setra commercial vehicles, revenues increased 7% from €6.5 billion in 2003 to €7.0 billion in 2004, while unit sales increased 9% from 101,700 to 110,600 vehicles. Truck unit sales grew 23% and van unit sales increased 6%, while bus unit sales were 10% lower than in 2003. In the rest of Western Europe (excluding Germany), revenues increased 12% to €7.4 billion in 2004 as overall unit sales increased 11% to 163,800 units, primarily due to higher sales of Mercedes-Benz trucks and vans. Unit sales in Germany represented 16% and the remaining Western European market 23% of our total 2004 commercial vehicle sales.

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

        In 2004, our Commercial Vehicles segment reported an operating profit of €1.3 billion compared to an operating profit of €0.8 billion in 2003. This significant 64% improvement is primarily the result of higher unit sales assisted by favorable market conditions and above all a broad range of updated products. Almost all businesses of this segment contributed significant positive results to operating profit. The positive market reaction to the Mercedes-Benz Actros, increased unit sales of Freightliner trucks and buses in the NAFTA markets, and increased unit sales of buses and vans in Western Europe and South America were the primary drivers of this positive development. Additionally, the successful implementation of our efficiency programs in almost all of our commercial vehicle businesses further supported the improvement in operating results. The improvements in operating profit more than offset charges of €0.5 billion arising at MFTBC due to its quality improvement actions and recall campaigns, which originate from issues during the time before our involvement in MFTBC. Finally, the discontinuation of the engine joint venture with Hyundai Motor Company contributed an additional €60 million to the segment's 2004 operating profit.

  Financial Services

        Revenues of our Financial Services segment declined from €14.0 billion in 2003 to €13.9 billion in 2004. This decline was primarily the result of currency translation effects resulting from the appreciation of the euro against the U.S. dollar.

        Activities of our Financial Services segment in the NAFTA region contributed €7.6 billion or 54% of total segment revenues in 2004, a 4% decrease compared to 2003. This decrease in the contribution rate was largely due to the adverse currency translation effects caused by the appreciation of the euro against the U.S. dollar.

        Revenues generated in Germany were €4.1 billion or 29% of total revenues in 2004 compared to €3.8 billion or 27% of total revenues in 2003. Revenues derived from service activities in the European Union (excluding Germany) amounted to €1.6 billion or 12% of total revenues in 2004 compared to €1.7 billion or 12% in 2003.

        In 2004, our Financial Services segment processed new leasing and finance contracts with a total value of €50.9 billion compared to €47.5 billion in 2003. Substantially all of this 7% increase in value is the result of strong financial product sales driven by sales incentive programs. At December 31, 2004, our Financial Services segment managed a portfolio of leasing and finance contracts of €102.4 billion, a 4% increase compared to the portfolio of €98.2 billion managed at December 31, 2003. Excluding foreign currency translation effects, the portfolio volume in 2004 was 9% above last year's level.

        Operating profit of our Financial Services segment was virtually flat at €1.3 billion in 2004 compared to 2003. The leasing and sales financing business achieved an operating profit of €1.8 billion in 2004, compared with an operating profit of €1.5 billion in 2003. This increase in operating profit was mainly the result of lower risk costs. The overall improvement in general risk conditions (e.g., default risk from general economic conditions) in all markets and the measures taken to promote active risk control of the portfolio (e.g., credit approval policies) contributed to the overall reduction of risk costs. In addition, we achieved sustained high interest-rate margins worldwide despite recent increases in interest rates, especially in the United States. The operating profit of the Financial Services business includes an impairment charge of €0.1 billion, which is based on the estimated fair values of our share in debis AirFinance's (dAF) underlying equity and of loans provided to dAF. dAF leases aircraft and related technical equipment to airlines and financial intermediaries. The Financial Services segment holds a 35% interest in dAF.

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

LIQUIDITY AND CAPITAL RESOURCES

        In 2005, as in 2004 and 2003, our sources of cash came from operations, external borrowings, and sales of finance receivables in securitization transactions. We used these funds primarily to finance our working capital and capital expenditure requirements and the cash needs of our lease and sales financing business. We typically finance our lease and sales financing activities with a high proportion of debt and through the sale of finance receivables from our financial services business (securitization transactions).

        We believe the funds available from these and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and are appropriate to address short-term changes in business conditions. Our capital needs depend primarily on the size and the timing of our capital expenditures and investments as set forth in our business plans. We expect to increase our capital expenditures in property, plant and equipment slightly in 2006 compared to 2005.

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term obligations. Liquid financial assets consist of cash and cash equivalents as well as short-term securities, such as money market investments. Some of these instruments subject us to market risks that we typically hedge with interest rate swaps, forward rate agreements, caps, floors, futures and options.

        The following table shows our liquid financial assets as of the end of each of the last three years:

	December 31,
	2005	2004	2003
	(€ in billions)
Cash and cash equivalents	7.7	7.8	11.0
Securities	4.9	3.9	3.3

Liquidity	12.6	11.7	14.3

        Cash and cash equivalents include assets with an original maturity of three months or less (2005: €7.6 billion; 2004: €7.4 billion; 2003: €10.8 billion), and assets originally maturing after three months (2005: €0.1 billion; 2004: €0.4 billion; 2003: €0.2 billion).

        We hold our cash and cash equivalents primarily in U.S. dollars and euros. As of December 31, 2005, U.S. dollar denominated liquid assets represented 64% and euro denominated liquid assets represented 27% of total liquid financial assets. Liquid financial assets as a whole were 6.2% of total assets compared to 6.3% at the end of 2004. Please refer to Note 21 to the Consolidated Financial Statements for additional information.

        As a result of our global funding and investment policies, we are exposed to risks associated with fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our businesses, operations and reported financial results and cash flows. We hedge these risks with derivative financial instruments, primarily interest rate swaps and cross currency interest rate swaps. For information about our market risk exposure, including risks associated with currency exchange rates and interest rates, and our related hedging activities, please refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Analysis of Cash Flow Statement

	Year ended December 31,
	2005	2004	2003
	(€ in billions)
Net cash provided by operating activities	12.4	11.1	13.8
Net cash used for investing activities	(11.2)	(16.7)	(13.6)
Net cash provided by (used for) financing activities	(1.5)	2.5	2.5

  2005 compared to 2004

Cash provided by operating activities of €12.4 billion was €1.3 billion above the prior year's level of €11.1 billion. The following factors contributed to this increase:

  •
  inventory-related receivables from financial services increased less in 2005 (by €0.2 billion) than in 2004 (by €2.5 billion), resulting in a lower reduction to cash provided by operating activities, primarily as a result of a lower increase in dealer floor plan financing in 2005 as compared to 2004;

  •
  lower income taxes paid in 2005 (€0.7 billion) than in 2004 (€1.4 billion); and

  •
  a shift from sales financing transactions to operating leases in our financial services business. This shift resulted in increased cash flow from operating activities because we recognize the entire operating lease payment in cash flow from operating activities, while we only recognize the interest portion of the sales financing payment in cash flow from operating activities, and recognize the balance in cash flow from investing activities.

        The positive factors described above were partially offset by a period-to-period increase of trade receivables in 2005 (compared to a period-to-period decrease in 2004); a smaller increase in trade liabilities in 2005 compared to 2004; increased cash outflows relating to other accrued liabilities, including quality actions; and cash outflows relating to the realignment of the smart business model.

        Cash used for investing activities decreased by €5.5 billion to €11.2 billion. The following factors contributed to this decrease:

  •
  investments in receivables from our retail sales financing and finance lease activities decreased by €6.6 billion compared to 2004, reflecting a reduction in new sales financing and finance lease contracts and higher cash inflows from existing sales financing and finance lease contracts, partially offset by lower proceeds from the sale of such receivables in 2005; and

  •
  a net cash inflow from the acquisition and sale of securities, primarily as a result of the cash inflow of €1.0 billion arising from the sale of our remaining interest in MMC, compared to a net cash outflow in 2004.

        The following factors partially offset the decrease in cash used for investing activities:

  •
  increased spending (net of proceeds from disposals) for equipment on operating leases by €1.4 billion to €8.6 billion;

  •
  increased capital expenditures for property, plant and equipment from €6.4 billion in 2004 to €6.6 billion in 2005;

  •
  increased expenditures (by €0.3 billion) for the acquisition of businesses, primarily the outstanding shares held by minority holders in our subsidiary MTU Friedrichshafen in anticipation of the sale of our Off-Highway activities; and

  •
  lower proceeds from the disposal of businesses compared to 2004 (proceeds in 2004 included €0.7 billion from the disposal of our shares in Hyundai Motor Company).

        Cash used by financing activities was €1.5 billion in 2005, compared to cash provided by financing activities of €2.5 billion in 2004. This change was mostly due to decreased borrowings and increased repayments of financial liabilities, which were the result of decreased funding requirements.

        Cash and cash equivalents with an original maturity of three months or less increased by €0.2 billion, a result of the cash flows mentioned above and positive currency translation effects of €0.6 billion. In 2004, cash and cash equivalents with an original maturity of three months or less decreased by €3.4 billion. Total liquidity, which also includes long-term investments and securities, increased from €11.7 billion in 2004 to €12.6 billion in 2005.

        At December 31, 2005, our financial liabilities were €80.9 billion of which €36.5 billion are due within one year. This compares to financial liabilities of €76.3 billion at the end of 2004, of which €33.3 billion were due within one year. The 2005 increase in financial liabilities resulted primarily from currency translation effects, primarily as a result of the appreciation of the U.S. dollar against the euro. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

        We have investments in various leveraged lease transactions. Please refer to Note 18 to our Consolidated Financial Statements for further information. The U.S. Internal Revenue Service (IRS) has challenged the tax treatment of certain leveraged leases known as Lease In, Lease Out (LILOs) and Sale In, Lease Out (SILOs) transactions by various companies, including DaimlerChrysler, and we are currently in discussions with the IRS. Although we believe that our tax treatment is appropriate and in compliance with applicable tax law and regulations, the resolution of this matter could have a significant negative impact on our cash flows.

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

        Inflows from the sale of businesses included in cash used for investing activities contributed €1.2 billion in each of 2004 and 2003. In 2004, these inflows were mainly related to the disposal of our shares in Hyundai Motor Company (€0.7 billion). In the prior year, the corresponding inflows were primarily a result of the sale of MTU Aero Engines (€0.9 billion).

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

        At December 31, 2004, our financial liabilities were €76.3 billion of which €33.3 billion are due within one year. This compares to financial liabilities of €75.3 billion at the end of 2003, of which €28.3 billion were due within one year. The 2004 increase in financial liabilities resulted primarily from the funding requirements of our financial services business, partly offset by currency translation effects, primarily the depreciation of the U.S. dollar against the euro. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

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

  Financial Liabilities

        We use a variety of short and long-term financial instruments, principally notes/bonds, commercial paper and borrowings from financial institutions. The following table presents the carrying values of the primary instruments as of December 31, 2005 and 2004:

	December 31,
	2005	2004
	(€ in billions)
Notes and bonds	47.4	44.7
Commercial paper	9.1	6.8
Borrowings from financial institutions	17.5	17.7

        As of December 31, 2005, the breakdown by currency of the financial liabilities presented in the table above was as follows: 57% in U.S. dollars, 21% in euros, 8% in Canadian dollars, and 3% each in British pounds and Japanese yen. In most cases, our subsidiaries borrow money in their functional currency. In 2005, the aggregate borrowing rate of these financial liabilities was 5.25%, and approximately 73% of these financial liabilities were at fixed rates.

        Total financial liabilities recognized in our consolidated financial statements, which also include deposits from our direct banking business as well as liabilities from residual value guarantees and capital lease transactions, amounted to €80.9 billion (2004: €76.3 billion). Our total financial liabilities represented 40% of total stockholders' equity and liabilities in 2005 and 42% in 2004. Please refer to Note 26 to our Consolidated Financial Statements for information on the amounts, maturities, and interest rates of our financial liabilities.

        On a stand alone basis, our financial services entities (excluding mobility management and other non-core activities of DaimlerChrysler Financial Services AG) had financial liabilities of €76.8 billion in 2005 and €67.9 billion in 2004. Both amounts include intercompany financial liabilities with members of our Group. We eliminate these intercompany amounts upon consolidation into our Group financial statements. The liabilities incurred by our financial services entities closely correspond to the assets they finance, for example vehicles which are loan-financed or on lease. These assets totaled €91.7 billion in 2005 and €80.4 billion in 2004. Sales of receivables are a significant source of funding for us, principally in the United States. For further information about the transactions underlying the sales of receivables and the effects on our Consolidated Financial Statements refer to the discussion under the heading "Off-Balance Sheet Arrangements" and to Note 34 to our Consolidated Financial Statements.

        In the United States, DaimlerChrysler North America Holding Corporation has a $25.0 billion debt securities shelf registration on file with the U.S. Securities and Exchange Commission, of which $22.9 billion remained unused as of February 10, 2006.

        In Canada, DaimlerChrysler Canada Finance Inc. has a CAD 5.0 billion medium term note shelf registration on file with the Canadian securities authorities, of which CAD 2.3 billion remained unused as of February 10, 2006.

        In the Euro-Market we have a $25 billion Euro-Medium Term Note Program, permitting DaimlerChrysler AG and several of its subsidiaries to issue notes and bonds. Of this program, $2.3 billion remained unused as of February 10, 2006.

        In 2005, the weighted average interest rate payable under our notes and bonds was 5.70%.

  Credit Lines

        At December 31, 2005 and 2004, we had short- and long-term credit lines available of €35.4 billion and €35.2 billion, respectively, of which €17.9 billion and €18.3 billion were unused as of such dates. In 2005, the weighted average interest rate payable under our lines of credit was 4.54%. Our credit lines include an $18 billion revolving credit facility with a syndicate of international banks. This facility includes three elements:

  •
  a multi currency revolving credit facility which allows us (DaimlerChrysler AG) to borrow up to $5 billion until December 2009, and $4.8 billion until December 2010,

  •
  a U.S. dollar revolving credit facility which allows our wholly owned subsidiary DaimlerChrysler North America Holding Corporation to borrow up to $6 billion until May 2006, and

  •
  a multi currency revolving credit facility for working capital purposes which allows us (DaimlerChrysler AG) and several of our subsidiaries to borrow up to $7 billion until May 2008.

        A portion of the $18 billion facility serves as a back-up for commercial paper drawings.

        Included in the borrowings from financial institutions were loans of approximately €0.7 billion from the European Investment Bank (EIB), which contain a rating trigger. If any two or more of the three rating agencies Standard & Poor's Rating Services, Fitch Ratings and Moody's Investor Service assign a BBB/Baa2 rating to our senior unsecured long-term debt, or any one of these three rating agencies assigns a rating lower than BBB/Baa2 to our senior unsecured long-term debt, then EIB has the right to demand collateralization after consulting with us. For information about our current short-term and long-term debt ratings, see the discussion below under the heading "Credit Ratings."

        To support our asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating $6.2 billion which expire in October 2006, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which our North American financial services companies may sell receivables under this program. As of December 31, 2005, none of the liquidity facilities have been utilized.

  Commercial Paper Programs

        We also rely on several commercial paper programs. In addition to commercial paper programs denominated in U.S. dollars, Canadian dollars, Mexican pesos and Australian dollars, we have a multi currency commercial paper program in the Euro-Market and an asset backed commercial paper program in the United States.

        The multi currency commercial paper program and the asset backed commercial paper program are for maximum amounts of €10 billion and $6.2 billion, respectively, and, as of February 10, 2006, the unused portions under these programs were €8.3 billion and $1.9 billion, respectively.

        In 2005, the weighted average interest rate payable under our commercial paper programs was 4.08%.

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

        Debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

        S&P Ratings.    During the year 2005, S&P kept its long-term rating of BBB and its short-term rating of A-2 unchanged. The outlook on the long-term rating remained stable.

        Moody's Ratings.    On August 1, 2005 Moody's confirmed the A-3 long-term and the P-2 short-term rating but changed the outlook on the long-term rating to negative from stable. Moody's stated that the change reflects the challenges DaimlerChrysler is facing to strengthen margins going forward in particular of the Mercedes Car Group division and to reach a break-even position at smart. In addition, Moody's mentioned the pressure Chrysler Group is facing in the U.S. to maintain a trend of improving profitability as a result of rising incentives and competitive pressures and the reliance on the current robustness of the performance of the Commercial Vehicles Division. Moody's highlighted that DaimlerChrysler's A-3/P-2 ratings continue to reflect the overall strength of the Group's franchise, particularly Mercedes-Benz's market position as a global luxury passenger car brand, the Group's scope and geographically well-spread operations and Moody's expectation that DaimlerChrysler will continue to evidence strengthening its operating performance.

        Fitch Ratings.    On July 19, 2005, Fitch revised the outlook on DaimlerChrysler's BBB+ long-term rating to stable from positive. The short-term rating was affirmed at F2. The outlook revision reflected Fitch's view that given the recent performance of the Mercedes Car Group and competitive pressures at the Chrysler Group, an upgrade of the ratings for DaimlerChrysler is unlikely in the short term. Fitch noted that the financial profile of the Group remains strong. Cash surpluses were used to repay industrial debt.

        Dominion Ratings.    On August 2, 2005, Dominion changed the outlook of the long-term rating of DaimlerChrysler to negative from stable. Dominion stated that the change reflects that profitability, although acceptable, is weak for the rating and that they believe that the near term prospects of DaimlerChrysler's main businesses are mixed. Business diversity has enabled DaimlerChrysler to stay profitable and is a key strength supporting the ratings.

  Convertible bonds and notes with attached warrants

        We may issue ordinary shares of our company or bonds convertible into our ordinary shares as another potential source of funding. Our board of management may issue up to €500 million, in nominal amount, of new ordinary shares for cash until April 8, 2008, if our supervisory board approves the issuance.

        The board of management, with the consent of the supervisory board, may also issue up to €15 billion, in nominal amount, of convertible bonds and/or notes with attached warrants, with a term of up to 20 years, prior to April 5, 2010. The convertible bonds and/or notes with attached warrants may grant to the holders or creditors up to €300 million, in nominal amount of capital stock, in option or conversion rights for newly issued DaimlerChrysler shares.

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2005:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
	(€ in millions)
Long-Term Debt	58,127	15,427	25,032	7,125	10,543
Capital Lease Obligations	472	75	125	63	209
Operating Leases	3,576	805	989	648	1,134
Purchase and Investment Obligations	24,721	20,794	2,530	312	1,085
Other Long-Term Obligations	4,672	2,417	1,532	451	272

Total Contractual Obligations	91,568	39,518	30,208	8,599	13,243

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

Benefit Plan Obligations and Cost

        The obligations and expenses recognized in our Consolidated Financial Statements for our employee benefit plans are not necessarily indicative of our projected obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and cost. Under U.S. GAAP we subsequently recognize the accumulated differences in our Consolidated Financial Statements through amortization over future periods when certain conditions are met. Please refer to the discussion above under the heading "Critical Accounting Policies — Pension and Other Post-retirement Benefits" and to Note 25a to our Consolidated Financial Statements for further information regarding pension benefit and other post-retirement benefit obligations, the significant assumptions used, and the sensitivity of those assumptions to our Consolidated Financial Statements.

  Pension benefit obligations

  Current funding and asset allocation

        Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, alternative investments, real estate and other investments.

        The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2005, our pension plans had an underfunded status of €7.2 billion compared to an underfunded status of €6.6 billion at December 31, 2004. The increase of the underfunded status of our pension benefit plans in 2005 is mainly attributable to the reduction of the discount rates assumed for all significant plans in 2005 and currency exchange rate effects. These effects were partly offset by the increase of the plan assets due to the total contribution of €1.7 billion in 2005 and the favorable performance of the equity markets in 2005.

        U.S. GAAP accounting rules applicable due to the underfunded status of our accumulated pension benefit obligations required us to recognize an additional minimum pension liability. The initial recognition and subsequent changes in the additional minimum pension liability do not affect our consolidated statements of income, but have an impact on other comprehensive loss and thus lead to a corresponding reduction of stockholders' equity of €0.1 billion after taxes in 2005. The sum of our plan assets of €34.3 billion and our pension accruals of €5.3 billion is €39.6 billion, while our total pension benefit obligations amount to €41.5 billion as of December 31, 2005.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. Additional pension funding adversely affecting our liquidity could be required if actual returns on plan assets are substantially below expected returns over an extended period of time.

  Future pension expense

        Our 2005 total pension benefit expense was €1.1 billion. We estimate that our total pension benefit expense in 2006 will increase by €0.2 billion. This is a result of higher amortization of unrecognized actuarial losses in 2006, mainly caused by the lower discount rates used in 2005.

  Other post-retirement benefit obligations

  Current funding and asset allocation

        Plan assets invested to provide current and future plan benefits partially offset accumulated other post-retirement benefit obligations. Plan assets mainly consist of investments in equity securities and fixed income securities.

        The funded status of our other post-retirement benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2005, our other post-retirement benefit obligations had an underfunded status of €15.8 billion compared to an underfunded status of €12.8 billion at December 31, 2004. The increase of the underfunded status of our other post-retirement benefit obligations is mainly caused by currency exchange rate effects and lower assumed discount rates. The sum of our plan assets of €1.9 billion and our other post-retirement accruals of €9.8 billion is €11.7 billion, while our total other post-retirement obligations amount to €17.7 billion as of December 31, 2005.

  Further funding requirements

        We are not required by law or labor agreements to make contributions to our other post-retirement benefit plans.

  Future post-retirement benefit expense

        Our 2005 total other post-retirement benefit expense was €1.3 billion. We estimate that our total other post-retirement benefit expenses will increase by €0.1 billion in 2006. This is the result of higher amortization of unrecognized net actuarial losses in 2006 mainly caused by lower discount rates used in 2005.

OFF-BALANCE SHEET ARRANGEMENTS

        We utilize certain off-balance sheet arrangements in the ordinary course of business. Our off-balance sheet arrangements are contractual arrangements with unconsolidated third parties under which we have or may have obligations arising from:

  •
  guarantees,

  •
  the sale of finance receivables, and

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

  Guarantees to Support Suppliers and Service Providers

        We sometimes guarantee specific obligations of suppliers and other parties that provide products or services or that lease property plant and equipment to us. Some suppliers and service providers have financed certain property plant and equipment that they use to provide vehicle components and services to us through loans or leases. We have guaranteed to third parties some of the obligations under those leases and loans in the event the supplier defaults. We have determined that our maximum obligation as a result of these guarantees was approximately €0.3 and €0.4 billion as of December 31, 2005 and 2004, respectively. Purchases from and corresponding cash payments made to these suppliers and service providers in 2005 and 2004 were not material on a Group or segment basis.

  Guarantees for Obligations of Associated Companies

        We have guaranteed the indebtedness of non-consolidated affiliated companies, joint venture companies, and certain non-incorporated companies, partnerships and project groups. We have also guaranteed the quality and timing of performance of those companies to third parties.

        With the exception of the guarantees provided with respect to our investment in Toll Collect, our maximum total obligations under these guarantees at December 31, 2005 and 2004, as well as the payments under these guarantees in 2005 and 2004, were not material.

  Toll Collect

        As described in "Item 4. Information on the Company," we are a participant in the Toll Collect consortium. In this regard, we are contingently liable under the following guarantees, which are subject to specific triggering events:

  •
  Guarantee of bank loan. DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €600 million, which secures 50% of the outstanding principal amount under bank loans obtained by the consortium.

  •
  Guarantee of obligations. The consortium members have jointly and severally guaranteed to the Federal Republic of Germany the obligations of Toll Collect GmbH under the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expires one year after the successful launch of the completed toll collection system which we expect in April 2006.

  •
  Equity Maintenance Undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15 percent of total assets. This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance or if the Federal Republic of Germany is successful in claiming lost revenues for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        While our maximum potential future obligation resulting from the guarantee of the bank loan can be determined (€600 million), we cannot accurately estimate our maximum exposure to loss resulting from the guarantee of obligations and the guarantee in form of the equity maintenance undertaking. Therefore, in addition to the exposure from the guarantee of the bank loan and the risks already provided for under the established accruals, our exceeding maximum exposure to loss could be material. For additional information regarding our involvement with Toll Collect and the contingent liabilities resulting from the involvement, please refer to Note 3 to our Consolidated Financial Statements.

  Guarantees to Support Sales Efforts

        We sometimes issue guarantees to customers to support the sales of our vehicles. These guarantees have different terms and durations. For example, to encourage customers to purchase from us in the future, we sometimes agree to repurchase the used vehicles from customers for predetermined values as long as the customers trade in their used vehicles for new ones. Our repurchase obligation is subject to various conditions, including limitations on mileage and age of the vehicle. In other instances, we have provided to customers guarantees under which we guaranteed the residual values of vehicles sold after a specific period of time. The customers are entitled to return their vehicles to us for the guaranteed residual value.

        Our maximum potential future obligation pertaining to those guarantees was €1.7 billion and €1.8 billion at December 31, 2005 and 2004, respectively, of which €0.4 billion and €0.6 billion were already accrued in our consolidated balance sheets as of those dates. The extent to which we use such guarantees to promote our sales efforts depends to a large degree on the prevailing market environment.

  Guarantees Provided in Connection With Divestitures

        We have disposed of several investments in non-core assets and businesses over the last several years, some of which are explained in more detail in Note 4 to our Consolidated Financial Statements. In connection with these divestitures, we provided certain guarantees and retained certain obligations of the divested companies that the buyer did not assume.

        The maximum obligation under these guarantees as of December 31, 2005 and 2004 was approximately €0.5 billion and €0.7 billion, respectively. Accrued liabilities recognized on our consolidated balance sheet related to those guarantees amounted to €0.3 billion as of those two dates. The decrease of our maximum obligation is the result of expired guarantees associated with the sale of our MTU Aero Engines business.

  Other Guarantees

        We have granted a number of other guarantees. We guarantee the obligations of our employees under our corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligation to Deutsche Bank AG. In such event, we seek reimbursement from the defaulting employees by withholding compensation payments until the defaulted amount has been completely recovered. This guarantee amounted to €0.7 billion as of December 31, 2004. In March 2005, we concluded an additional agreement with Deutsche Bank AG that limits the guarantee for current and future credit card obligations arising from that program to €20 million. We have never incurred nor do we expect to incur any significant losses under this guarantee arrangement.

        We do not expect the remaining guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition and results of operations. For additional information on how we account for guarantees, please refer to Notes 1 and 32 to our Consolidated Financial Statements.

Sale of finance receivables

        Our Financial Services segment enters into transactions that provide customers with the opportunity to finance the purchase of passenger cars and commercial vehicles over an extended period of time through sales financing and lease transactions. Based on market conditions and our current liquidity needs, we combine portfolios of sales financing and finance lease receivables and use several methods of selling interests in those receivables to trusts and third party entities. In connection with these types of transactions, we receive cash in exchange for the interests in the receivables sold and retain subordinated interests and residual cash flows. These transactions provide us with necessary flexibility in managing the extent to which we offer financing to customers and reduce the need for us to issue long-term debt. To a minor extent, we also sell receivables from other segments.

        We utilize qualifying special purpose entities (QSPEs) to securitize (monetize) wholesale and retail automotive receivables. Public retail and public wholesale transactions typically involve the sale of a portfolio of receivables through trusts that issue beneficial interests (usually debt instruments) to third-party investors. These trusts meet the criteria in SFAS 140 for QSPEs and, therefore, such securitizations are treated as sales with de-recognition of the transferred receivables from our balance sheet. In most of these transactions, we receive a servicing fee in exchange for collecting and posting all payments, responding to inquiries of customers, investigating delinquencies, performing necessary and reasonable collection efforts, accounting for collections, and furnishing the reports and other information required under the respective servicing agreements. The investors in the beneficial interests have recourse to the assets in the trusts and benefit from credit enhancements, such as overcollaterization. In a subordinated capacity, we retain residual beneficial interests in the receivables sold and in some cases provide subordinated loans, which are designed to absorb substantially all of the credit, prepayment and interest-rate risk of the receivables transferred. Our maximum exposure to loss as a result from our involvement with these entities is limited to the amount of the carrying value of our retained interests and subordinated loans, which are classified as "Other Assets" in our Consolidated Financial Statements.

        The outstanding balance of receivables we sold to QSPEs in 2005 and 2004 and the corresponding retained beneficial interests balance as of December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
	(€ in billions)
Receivables sold	19.6	16.8
Retained beneficial interests in sold receivables	1.8	1.7

        We also sell automotive receivables to multi seller and multi collateralized bank conduits, which are considered variable interest entities as defined in FIN 46R, in the ordinary course of business. A bank conduit generally receives substantially all of its funding from issuing asset backed securities that are cross collateralized by the assets held by the entity. We generally remain as servicer and also retain residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. The outstanding balance of receivables sold to conduits and the corresponding retained interests balance as of December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
	(€ in billions)
Receivables sold	3.8	3.4
Retained beneficial interests in sold receivables	0.4	0.5

        In addition to the receivables sold as described above, we sell automotive finance receivables for which we do not retain any residual beneficial interest or credit risk ("whole loan sales"). The outstanding balance of these sold receivables amounted to €1.9 billion.

        During the year ended December 31, 2005, we sold in total €11.6 billion (2004: €10.3 billion) of retail receivables. Under our revolving wholesale credit facilities, we reinvested (sold) wholesale receivables of €33.9 billion (2004: €35.4 billion) in wholesale securitizations for which we received proceeds of €33.9 billion (2004: €35.4 billion). For the services rendered with respect to the sale of receivables, we received servicing fees of €0.2 billion in each of 2005 and 2004. In addition, we recognized gains of €0.2 billion in both 2005 and 2004 from these sales transactions.

        Please refer to "Critical Accounting Policies — Collectibility of Financial Services Receivables — Retained Interests in Sold Receivables" and to Note 34 to our Consolidated Financial Statements for further information on these transactions.

Research and development activities

        We are party to various joint ventures, assembly contracts, or other arrangements that allow us to gain access to additional production capacity or utilize our plants more efficiently. In addition, we source components from suppliers. These entities may also provide research and development for us and those costs are often not charged directly to us, but instead are embedded into the cost we pay for parts once vehicle or component production has commenced. Depending on their terms and conditions, our contract manufacturing or supply arrangements may represent variable interests.

RESEARCH AND DEVELOPMENT

Strategic Approach and Organization

        To be competitive in our principal markets and to secure technological leadership, it is essential for us to develop innovative products and production systems and to shorten lead times in research and development. Innovation is an important element of our overall corporate strategy, and our corporate research function plays a significant role in meeting this strategic goal together with our business units. In particular, a key challenge for sustainable mobility will be the further reduction of both conventional fossil fuel based fuel consumption and exhaust emissions, especially carbon dioxide. We follow a three-step strategy to meet this challenge: first, further improvement of conventional combustion engine technology; second, development of hybrids as a bridging technology; and third, commercial development of fuel cell propulsion. Maintaining and securing our position among the leading companies in the area of alternative propulsion technologies is a cornerstone of our corporate strategy.

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

        On the corporate level, we conduct our research work in 12 laboratories which are assigned to three primary research areas:

  •
  Body and Powertrain: combustion engines and powertrain; alternative energy and drive systems; human machine interaction, acoustics and climate control; and materials and manufacturing technology.

  •
  Electronics and Mechatronics: electrics/electronics architecture and integration; ride, handling and active vehicle safety; digital product creation; software architecture and processes; and driver support and infotainment.

  •
  Cross technology areas: interrelationship between society and technology; diagnostic systems; and methods for quality improvement.

        Most of these research facilities are located in Germany, but we also maintain several research centers in North America and Asia. These include a research and technology center in Palo Alto, California, and a research center for information and communication technology in Bangalore, India. In addition, we participate actively in the international exchange of new ideas and concepts through cooperations and joint ventures with world renowned research institutes and exchange programs for scientists and employees.

Funding

        As of December 31, 2005, our corporate research function had approximately 2,600 employees, compared to 2,900 employees in 2004 and 2003. Together with the development departments of our business units, we employ a total of 28,300 scientists, engineers and technicians worldwide in our research, development and testing activities compared to 29,000 in 2004 and 26,700 in 2003.

        In 2005, we spent a total of €5.6 billion on research and development, including research activities at the corporate level (2004: €5.7 billion; 2003: €5.6 billion). Research and development costs reached 3.8% of our total revenues in 2005. Research and development costs of MTU Aero Engines are reported as discontinued operations in 2003 and are therefore not included in the 2003 amount.

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

SUPERVISORY BOARD

        As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Act (Mitbestimmungsgesetz) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. Any member of our supervisory board elected by our shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of our supervisory board elected by our employees may be removed by three quarters of the votes cast by the relevant class of employees.

        The supervisory board elects a chairman and a deputy chairman from among its members. Unless the shareholder and employee representatives on the board agree on candidates for chairman and deputy chairman, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman.

        At least half of the total number of members of the supervisory board, in our case at least ten, must be present or participate in decision making to constitute a quorum. Unless otherwise provided for by law, the supervisory board passes resolutions by a simple majority of the votes cast. In the event of a deadlock, it has to hold another vote and, in the case of a second deadlock, the chairman of the supervisory board casts the deciding vote. A member of the supervisory board is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties. Under German corporate law, the maximum permissible term of office for members of a supervisory board is five years. If appointed for the maximum permissible term, a member's term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the supervisory board member was elected. Supervisory board members may be re-elected and are not subject to a compulsory retirement age. Our rules of procedure for the supervisory board, however, provide that future candidates under consideration for membership on our supervisory board should generally not reach the age of 70 before their prospective term of office would expire. Our articles of association establish the compensation of our supervisory board members.

        The current shareholder representatives of the supervisory board were elected at the annual general meeting in April 2004. Robert J. Lanigan was elected for a term of office of two years, which will expire at the end of the annual general meeting of stockholders to be held on April 12, 2006. Our supervisory board has proposed Dr. Manfred Bischoff, a former member of our board of management and a Co-Chairman of the Board of Directors of European Aeronautic Defense and Space Company EADS N.V., as a successor candidate. Hilmar Kopper was elected for a term of office of three years. All other shareholder representatives were elected for the maximum permissible term of five years. The term of all employee representatives will expire at the end of the annual meeting 2008. Effective April 6, 2005, Prof. Victor Halberstadt resigned from his position as a shareholder representative on the supervisory board. The stockholders elected Arnaud Lagardère at the annual meeting in April 2005 as his successor. Mr. Lagardère's term of office will expire at the end of the annual meeting 2010.

        The following table shows the name, age (as of March 1, 2006) and principal occupation of each current member of our supervisory board, the year in which he was first elected to the board and whether he is a member of the supervisory or other comparable non-executive board of any other company. Employee representatives are identified by an asterisk.

Hilmar Kopper, Chairman	Age: First elected:	70 1998
	Principal Occupation:	Chairman of the Supervisory Board of DaimlerChrysler AG
	Supervisory Board Memberships/Directorships:	Xerox Corporation; Unilever N.V./PLC
Erich Klemm*, Deputy Chairman	Age: First elected:	51 1998
	Principal Occupation:	Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group
Prof. Dr. Heinrich Flegel*	Age: First elected:	57 2003
	Principal Occupation:	Director Research Materials and Manufacturing, DaimlerChrysler AG; Chairman of the Management Representative Committee, DaimlerChrysler Group
Nate Gooden*	Age:	67
	First elected:	2002
	Principal Occupation:	Vice President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)
Earl G. Graves	Age:	71
	First elected:	2001
	Principal Occupation:	Publisher, Black Enterprise Magazine; Managing Director, Black Enterprise/Greenwich Street Corporate Growth Partners
	Supervisory Board Memberships/Directorships:	Aetna Life and Casualty Company; AMR Corporation (American Airlines); Earl G. Graves, Ltd.

Dr. Thomas Klebe*	Age:	57
	First elected:	2003
	Principal Occupation:	Director Department for General Shop Floor Policy and Codetermination, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Saarstahl AG; DaimlerChrysler Luft- und Raumfahrt Holding AG; DaimlerChrysler Aerospace AG
Arnaud Lagardère	Age:	44
	First elected:	2005
	Principal Occupation:	General Partner and CEO of Lagardère SCA
	Supervisory Board Memberships/ Directorships:

		Hachette SA; EADS N.V.; EADS Participations B.V.; Hachette Livre (SA); Hachette Distribution Services (SA); Virgin Stores (SA); Hachette Filipacchi Medias (SA); Lagardère Active (SAS); Lagardère Active Broadband (SAS); Lagardère Active Broadcast (SA); Lagardère Active Publicité, Lagardère Active Radio International (SA); SEDI TV — TEVA (SNC); Lagardère (SAS); Lagardère Capital & Management (SAS); Arjil Committee — Arco (SA); Lagardère Ressources (SAS); France Telecom (SA); LVMH Moet Hennessy Louis Vuitton (SA); Le Monde (SA)
Jürgen Langer*	Age:	51
	First elected:	2003
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, DaimlerChrysler AG
Robert J. Lanigan	Age:	77
	First elected:	1998
	Principal Occupation:	Chairman Emeritus of Owens-Illinois, Inc.; Founding Partner, Palladium Equity Partners
Helmut Lense*	Age:	54
	First elected:	1998
	Principal Occupation:	Chairman of the Works Council, Stuttgart-Untertürkheim Plant, DaimlerChrysler AG
Peter A. Magowan	Age:	63
	First elected:	1998
	Principal Occupation:	President of San Francisco Giants
	Supervisory Board Memberships/Directorships:	Caterpillar Inc.; Spring Group plc

William A. Owens	Age:	65
	First elected:	2003
	Principal Occupation:	Retired President and Chief Executive Officer of Nortel Networks Corporation
	Supervisory Board Memberships/Directorships:	Polycom Inc., AEA Investors LLC
Gerd Rheude*	Age:	60
	First elected:	1999
	Principal Occupation:	Chairman of the Works Council, Wörth Plant, DaimlerChrysler AG
Udo Richter*	Age:	59
	First elected:	2001
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, DaimlerChrysler AG
Wolf Jürgen Röder*	Age:	58
	First elected:	2000
	Principal Occupation:	Member of the Executive Board, German Metalworkers' Union
	Supervisory Board Memberships/Directorships:	Robert Bosch GmbH
Dr. rer. pol. Manfred Schneider	Age: First elected:	67 1998
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Supervisory Board Memberships/Directorships:	Allianz AG; Metro AG; RWE AG; Linde AG; TUI AG
Stefan Schwaab*	Age:	53
	First elected:	2000
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, DaimlerChrysler AG; Vice Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group

Bernhard Walter	Age:	63
	First elected:	1998
	Principal Occupation:	Former Spokesman of the Board of Management of Dresdner Bank AG
	Supervisory Board Memberships/Directorships:	Bilfinger Berger AG; Deutsche Telekom AG; Henkel KGaA; KG Allgemeine Leasing GmbH & Co.; Staatliche Porzellan-Manufaktur Meissen GmbH; Wintershall AG
Lynton R. Wilson	Age:	65
	First elected:	1998
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chairman Emeritus, Nortel Networks Corporation
	Supervisory Board Memberships/Directorships:	CAE Inc.
Dr.-Ing. Mark Wössner	Age:	67
	First elected:	1998
	Principal Occupation:	Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
	Supervisory Board Memberships/Directorships:	Citigroup Global Markets Deutschland AG & Co KGaA; Douglas Holding AG; eCircle AG; Loewe AG; Reuters AG; Heidelberger Druckmaschinen AG

        The supervisory board held five meetings in 2005. It has established and maintains the following committees responsible for audit and compensation matters:

  •
  The Presidential Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our board of management. In particular, the Presidential Committee determines salaries and incentive compensation awards for members of the board of management and establishes corporate goals for our performance based compensation plans. The current members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Thomas Klebe and Dr. Manfred Schneider. The Presidential Committee held six meetings in 2005.

  •
  The Audit Committee (Prüfungsausschuss) according to German law nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of the audits and/or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls or auditing matters and procedures for the confidential and anonymous submission of communications from employees of the company concerning questionable accounting and auditing matters. The current members of the audit committee are Bernhard Walter, Erich Klemm, Hilmar Kopper and Stefan Schwaab. The audit committee held nine meetings in 2005.

        The business address of the members of our supervisory board is the same as our business address, which is Epplestrasse 225, 70567 Stuttgart, Germany.

BOARD OF MANAGEMENT

        Our articles of association require our board of management to have at least two members. Our supervisory board determines the size of the board of management and appoints its members and deputy members, all of whom have the same rights and duties. Our board of management currently has nine members.

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

        The table below shows the name and age (as of March 1, 2006) of each current member of our board of management, the year in which he was first appointed to the board of management, the year in which his current term expires, his current position/area of responsibility and the last prior position he held. The table also reflects the following changes on our board of management that occurred in 2005 and January 2006 following decisions by our supervisory board and its presidential committee:

  •
  The area of responsibility of Bodo Uebber was renamed Finance & Controlling / Financial Services. In February 2006, our supervisory board reappointed Mr. Uebber for an additional five-year term effective December 16, 2006, with unchanged responsibility for the area of "Finance & Controlling / Financial Services."

  •
  Thomas Weber was reappointed for an additional five year term, effective January 1, 2006.

  •
  The term of office of Jürgen Hubbert, who was responsible for the Executive Automotive Committee, expired on April 6, 2005.

  •
  The supervisory board approved the resignation of Jürgen E. Schrempp, effective December 31, 2005, as Chairman of the board of management.

  •
  Dieter Zetsche was reappointed as member of the board of management for an additional term of five years and was newly appointed Chairman of the board of management, effective January 1, 2006. Effective September 1, 2005, Mr. Zetsche assumed responsibility for the Mercedes Car Group, following the resignation of Eckhard Cordes, effective August 31, 2005.

  •
  Thomas W. LaSorda became a full member of the board of management effective August 1, 2005 and assumed responsibility for Chrysler Group, effective September 1, 2005.

  •
  Eric R. Ridenour became a member of the board of management in his capacity as Chief Operating Officer of Chrysler Group, effective September 1, 2005.

  •
  Effective March 1, 2006, the area of responsibility of Rüdiger Grube was renamed Corporate Development, the area of responsibility of Andreas Renschler was renamed Truck Group and the area of responsibility of Thomas Weber was renamed Group Research and Mercedes Car Group Development.

Dr.-Ing. Dieter Zetsche	Age: First appointed: Term expires: Responsible for: Prior Positions:	52 1998 2010 Chairman of the Board of Management and Head of Mercedes Car Group Member of the Board of Management — Chrysler Group Member of the Board of Management — Commercial Vehicles
Günther Fleig	Age: First appointed: Term expires: Responsible for: Prior Position:	57 1999 2009 Human Resources & Labor Relations Director President of DaimlerChrysler France S.A.S.
Dr. phil. Rüdiger Grube	Age: First appointed: Term expires: Responsible for: Prior Position:	54 2001 2007 Corporate Development Deputy Member of the Board of Management — Corporate Development
Thomas W. LaSorda	Age: First appointed: Term expires: Responsible for: Prior Positions:	51 2004 2007 Chrysler Group Member of the Board of Management — Chief Operating Officer Chrysler Group; Senior Vice President, Production, Chrysler Group
Andreas Renschler	Age: First appointed: Term expires: Responsible for: Prior Position:	47 2004 2007 Truck Group Executive Vice President Mercedes Car Group Business Unit smart
Eric R. Ridenour	Age: First appointed: Term expires: Responsible for: Prior Positions:
47
2005
2008
Chief Operating Officer Chrysler Group
Executive Vice President, Product Development & Quality, Chrysler Group; Vice President, Premium Vehicle Product Team & Core Team Leader, Chrysler Group; Vice President, Product Planning, Chrysler Group
Thomas W. Sidlik	Age: First appointed: Term expires: Responsible for: Prior Position:	56 1998 2008 Global Procurement & Supply Member of the Board of Management — Procurement & Supply Chrysler Group
Bodo Uebber	Age: First appointed: Term expires: Responsible for: Prior Position:	46 2003 2011 Finance & Controlling / Financial Services Deputy Member of the Board of Management — Services

Dr.-Ing. Thomas Weber	Age: First appointed: Term expires: Responsible for: Prior Position:	51 2003 2010 Group Research & MCG Development Deputy Member of the Board of Management — Research & Technology

COMPENSATION

Supervisory Board

        The compensation we pay to our supervisory board members is set forth in our articles of association. Each member of our supervisory board receives €75,000 annually for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives three times that amount. We pay twice this amount to the deputy chairman of the supervisory board and the chairman of the audit committee, 1.5 times this amount to the chairmen of other supervisory board committees, and 1.3 times this amount to all other members of our supervisory board committees. If a member of the supervisory board occupies more than one of these positions, we only pay the compensation payable for the highest paying function held by that member. All members of the supervisory board receive a flat fee of €1,100 for each meeting of the supervisory board and each committee meeting they attend. Supervisory board members receive no benefits upon termination of their service.

        The aggregate amount of compensation we paid to all members of our supervisory board, as a group, for services to us in all capacities (other than compensation paid to employee representatives on the supervisory board in their capacity as DaimlerChrysler employees) for the year ended December 31, 2005, was €2.0 million. The individual compensation received by our supervisory board members for their service on DaimlerChrysler AG's supervisory board in 2005 is listed below.

Name	Compensated Function(s)	Compensation (in €)
Hilmar Kopper	Chairman of the Supervisory Board	243,700
Erich Klemm[1]	Vice Chairman of the Supervisory Board	168,700
Heinrich Flegel[l]	Member of the Supervisory Board	80,500
Nate Gooden[2]	Member of the Supervisory Board	79,400
Earl G. Graves	Member of the Supervisory Board	77,200
Victor Halberstadt	Member of the Supervisory Board	20,826
Thomas Klebe[1,3]	Member of the Supervisory Board and the Presidential Committee	107,400
Arnaud Lagardère[5]	Member of the Supervisory Board	56,579
Jürgen Langer[1]	Member of the Supervisory Board	80,500
Robert J. Lanigan	Member of the Supervisory Board	80,500
Helmut Lense[1]	Member of the Supervisory Board	80,500
Peter A. Magowan	Member of the Supervisory Board	80,500
William A. Owens	Member of the Supervisory Board	80,500
Gerd Rheude[1]	Member of the Supervisory Board	80,500
Udo Richter[1]	Member of the Supervisory Board	80,500
Wolf Jürgen Röder[1]	Member of the Supervisory Board	80,500
Manfred Schneider	Member of the Supervisory Board and the Presidential Committee	106,300
Stefan Schwaab[1]	Member of the Supervisory Board and the Audit Committee	111,800
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	164,300
Lynton R. Wilson[4]	Member of the Supervisory Board	80,500

Mark Wössner	Member of the Supervisory Board	80,500

1
The members representing the employees have stated that their board compensation will be transferred to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation. The Hans-Böckler Foundation is a German not-for-profit organization of the German Trade Union Federation.

2
Mr. Gooden abstained from his compensation and meeting fees. At his request, these amounts were transferred to the Hans-Böckler Foundation.

3
Mr. Klebe received meeting fees of €2,000 for his board services at DaimlerChrysler Luft- und Raumfahrt Holding AG.

4
Mr. Wilson also received €18,900 for his Board services at Mercedes-Benz Canada Inc. and DaimlerChrysler Canada Inc.

5
Mr. Lagardère also receives compensation in his capacity as Chairman of the Board of Directors of EADS N.V. For 2004, the total amount was €320,000. Due to variable compensation components, the respective amount for 2005 is not yet available.

Board of Management

        We have entered into service agreements with members of our board of management. These agreements established the following three principal elements of compensation in 2005:

  •
  Base Salary — Base salaries are established based on the responsibilities of the respective member of the board of management. Base salaries as well as total compensation are reviewed annually based on a comparative analysis within a selected peer group of international companies.

  •
  Annual Bonus — Annual bonuses are based on corporate performance, primarily in relation to profitability. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on other corporate objectives, such as total shareholder return, and individual performance.

  •
  Performance Phantom Share Plan — At the beginning of 2005, we replaced our medium-term incentive award plan and our stock option plan with a new performance phantom share plan. Under the new plan, we award phantom shares to members of our board of management and other executives. Three years after an award grant to a plan participant, the actual number of phantom shares to be credited to that participant is calculated based on the achievement of corporate performance goals. These performance goals are based on DaimlerChrysler's actual return on net assets and return on sales compared to a peer group of other vehicle manufacturers (BMW, Ford, GM, Honda, Iveco, Toyota, Volvo and VW). Once we have determined the number of phantom shares earned by the participant, he or she must hold the phantom shares for one additional year after which the participant receives a cash payment equal to the product of the number of phantom shares and the average of the DaimlerChrysler share price over a specified period. A dividend equivalent is paid during the four-year holding period. We require members of our board of management to use one-quarter of the payout under our Performance Phantom Share Plan to purchase DaimlerChrysler ordinary shares until the requirements of our share ownership guidelines described below are satisfied.

        The service agreements with members of our board of management also generally provide that if the company terminates the agreement without serious cause, the board member is entitled to severance pay consisting of his base salary for the remaining term of the agreement and any variable compensation pro rated through the member's last day of service. Our supervisory board may also negotiate additional or different terms with individual members of the board of management at the commencement or termination of their service agreement.

        The presidential committee of our supervisory board has established stock ownership guidelines for the board of management. These guidelines require a portion of the personal assets of members of our board of management to consist of DaimlerChrysler shares.

        The compensation paid by Group companies to the members of our board of management consisted of compensation paid in cash and benefits in kind. This included €9.3 million for fixed, €24.6 million for short-term and mid-term and €1.0 million for long-term incentive compensation components, corresponding to a sum of €34.9 million in 2005.

        In 2005, we granted 454,914 performance phantom shares to members of our board of management. The cash pay-out for these shares will be in 2009 in the event of continuous service on the board of management and dependent on the achievement of internal and external goals.

        Stock options granted in 2003 became exercisable in 2005. Members of the board of management exercised 167,500 of those stock options.

        In addition to the amounts described above, we paid board of management members whose service ended in 2005 compensation earned by them through their last day of service, which consisted of pro rated payments of the medium-term incentive awards and phantom share awards previously granted to them. We also had expenditures in connection with certain previously accrued retirement benefit obligations of other board of management members. The aggregate amount of the foregoing payments and expenditures was €23.8 million.

        The aggregate amount accrued by us during the year ended December 31, 2005, to provide pension, retirement and similar benefits for the members of the board of management was €23.7 million.

        For further information regarding compensation of our supervisory board and our board of management, please refer to Note 38 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 24 to our Consolidated Financial Statements.

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2005, we employed a workforce of 382,724 people worldwide, which represented a decrease of 1% from year-end 2004. The decrease in 2005 resulted primarily from the workforce reduction initiative at the Mercedes Car Group (employees who had voluntarily left the company as of December 31, 2005) and productivity improvements at Chrysler Group. The following table shows the number of our employees at December 31, 2005, 2004, and 2003:

	Employees at December 31,
	2005			2004			2003
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Mercedes Car Group[5]	104,345	91,556	4,472	105,857	93,679	3,409	104,151	93,756	2,191
Chrysler Group[5]	83,130	8	63,749	84,375	2	65,169	93,062	183	73,835
Commercial Vehicles[1,2,5]	117,183	45,607	20,977	114,602	43,566	20,506	88,014	41,630	17,320
Sales organization for automotive business[5]	48,773	27,541	1,882	48,029	28,101	1,820	45,609	27,920	1,739
Financial Services	11,129	2,779	4,602	11,224	2,984	4,679	11,035	2,825	4,756
Other Activities[2,3,4,5]	18,164	14,569	1,798	20,636	16,822	2,536	20,192	16,425	2,550

DaimlerChrysler Group	382,724	182,060	97,480	384,723	185,154	98,119	362,063	182,739	102,391

1
Figures for 2005 and 2004 include employees of MFTBC.
2
As of January 1, 2004, we allocated the Off-Highway business previously included in our Commercial Vehicles segment to the Other Activities segment. We have adjusted the 2003 figures accordingly.
3
As a result of the sale of MTU Aero Engines in 2003, the employees of this business unit are not included in the year-end figures of 2003.
4
Including holding companies, corporate functions and the Off-Highway business.
5
In 2005, we reallocated certain corporate functions (mainly IT) from our Other Activities segment to the segments Mercedes Car Group, Chrysler Group, Commercial Vehicles and to the sales organization for automotive business. As a result, the Other Activities segment had 2,581 fewer employees in 2005 and Mercedes Car Group had 1,142 more employees, Chrysler Group had 761 more employees, Commercial Vehicles had 580 more employees, and the sales organisation for automotive businesses had 98 more employees.

        On average, we had approximately 12,300 temporary employees in 2005.

        Almost all our employees in Germany who are members of labor unions belong to the German metalworkers' union (Industriegewerkschaft Metall). We do not operate any of our facilities in Germany on a "closed shop" basis. In Germany, the regional association of the companies within a particular industry and the unions covering that industry negotiate collective bargaining agreements for blue collar workers and for white collar employees below senior management level. We are a member of the associations of employers in the regions in which we operate. Even though the collective bargaining agreement is legally binding only for members of the negotiating parties, i.e., the member companies of the employers' associations and the employees who are union members, we extend the applicability of the agreement to all employees below senior management level by including a pertinent clause in our employment contracts.

        On February 12, 2004, the regional association of employers and the representatives of the metalworkers' union concluded a collective bargaining agreement covering the period from March 1, 2004, through February 28, 2006. The agreement provides for staggered pay increases, the last of which provides for an aggregate 2.7% wage increase for all employees for the period March 1, 2005, through February 28, 2006. Of this increase employees received a portion as lump sum payments in March and October 2005. After deducting the lump sum payments and the amount held back to offset transition costs associated with reforming the collective framework agreement, the wage increase for that period was 2.0%. In February 2006, the association of employers and the unions began negotiating a new collective bargaining agreement.

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

        At the end of September 2005, the board of management approved a package of measures to be taken to reduce personnel levels at the Mercedes Car Group in Germany by 8,500 jobs. These staff reductions are to be achieved by means of voluntary severance agreements over the next twelve months. For further information, please refer to the discussion under the heading "Mercedes Car Group" in "Item 4. Description of Business."

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

        In September 2005, DaimlerChrysler Canada, Ltd. and the CAW agreed to a three-year collective bargaining agreement that covers approximately 10,000 workers in Canada. It provides, among other things, for modest wage, pension and benefit increases for employees and provides the company more flexibility in staff deployment in order to improve productivity in its plants.

SHARE OWNERSHIP

        As of December 31, 2005, the current members of our supervisory board and our board of management, as a group, owned 200,736 of our ordinary shares (0.02% of all outstanding shares) and had the right to acquire 7,547,800 ordinary shares pursuant to options granted under the plans described below.

        In 2000, we instituted a shareholder approved stock option plan for board of management members and other levels of management. We granted options under this plan in 2000, 2001, 2002, 2003 and 2004. Our predecessor, Daimler-Benz AG, instituted a shareholder approved stock option plan for management board members and other senior executives in 1996. For a description of these stock option plans and further details, such as the exercise prices, please refer to Note 24 to our Consolidated Financial Statements.

        As part of our value based management approach, we support employee stock ownership. We offer the opportunity to purchase our ordinary shares to employees of our companies incorporated in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom. In 2005, each eligible employee of our companies incorporated in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of €135 plus one bonus share. Employees of our German companies acquired a total of approximately 723,000 shares in 2005. The programs established for employees in other European countries follow the German program except for changes resulting from different national legal requirements. In these countries, employees acquired a total of approximately 23,500 shares in 2005.

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

        As of December 31, 2005, the Kuwait Investment Authority as agent for the Government of the State of Kuwait, held 73,169,320 shares or 7.2% of our outstanding shares. It was the only shareholder holding more than 5% of our ordinary shares as of that date. Deutsche Bank AG, which held 11.8% of our ordinary shares as of December 31, 2004, significantly reduced its holding in the course of 2005 to less than 5% of our outstanding shares.

        As of December 31, 2005, we had approximately 1.5 million stockholders. Approximately 255,000 were U.S. holders, of which approximately 65,000 were record holders. Based on our share register, U.S. holders held approximately 17% of our ordinary shares as of that date.

        For further information, please refer to "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

RELATED PARTY TRANSACTIONS

        We purchase materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include companies in which we hold an ownership interest and companies that are affiliated with certain members of our supervisory board and our board of management.

        Deutsche Bank AG, which held 11.8% of our ordinary shares as of December 31, 2004, significantly reduced its holding in the course of 2005 to less than 5% of our outstanding shares. During 2005, Deutsche Bank AG and its subsidiaries provided us with various financial and other services for which we paid them reasonable and customary fees. We have guaranteed the obligations of our employees under our corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligations to Deutsche Bank AG. This guarantee, which amounted to €651 million as of December 31, 2004, was reduced to €20 million during 2005. We have never incurred nor do we expect to incur any significant losses under this guarantee. In 2004, we entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 of our shares in EADS (approximately 3% of the voting stock). As collateral, we received a lien on a securities account of a value equivalent to the shares loaned by us.

        We have provided several guarantees for the benefit of Toll Collect, a joint venture in which we hold a 45% equity interest. For additional information on these guarantees, please refer to the discussion under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects" and to Note 3 to our Consolidated Financial Statements. Mr. Walter, a member of our supervisory board, is also a member of the supervisory board of Deutsche Telekom AG, one of the other investors in Toll Collect.

        In recent years, we initiated several cooperation projects with Mitsubishi Motors Corporation (MMC). In November 2005, we sold our remaining 12.4% equity interest in MMC. Current cooperation projects are not affected by the sale, and will continue as previously agreed. Examples of such projects are the joint development and production of engines, the shared use of vehicle architecture and the joint production of passenger cars, sports utility vehicles and pickup trucks in Europe, North America, China and South Africa.

        We have an agreement with McLaren Cars Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the Mercedes McLaren SLR super sports car. We own a 40% equity interest in McLaren Group Ltd.

        We incurred expenses of approximately $800,000 in 2005 for advertising and related marketing activities with Black Enterprise magazine. Earl G. Graves, a member of our supervisory board, is the chairman, chief executive officer and sole stockholder of the magazine's ultimate parent company.

        Dr. Mark Wössner, a member of our supervisory board, received payments for premises leased to our wholly owned subsidiary Westfalia Van Conversion GmbH amounting to €1 million in 2005.

        From time to time, DaimlerChrysler Group companies may purchase goods and services (primarily advertising) from, and sell or lease vehicles or provide financial services to, Lagardère Group companies in the ordinary course. Arnaud Lagardère, who became a member of our supervisory board in April 2005, is the general partner and chief executive officer of their ultimate parent company, Lagardère SCA, a publicly traded company.

        We engage in commercial transactions negotiated at arms length with our equity investee EADS. We do not consider these transactions to be material to us either individually or in the aggregate. Mr. Lagardère, a member of our supervisory board, is also one of two chairmen of the board of directors of EADS.

        In July 2005, DaimlerChrysler Corporation and Haden Prism, LLC (Haden) entered into an agreement under which Haden will construct and operate a vehicle paint facility within the Chrysler Group's manufacturing complex in Toledo, Ohio, as part of a supplier co-location project scheduled to begin operation in 2006. Haden Prism is an indirect subsidiary of Haden International Group, Inc., which is 75% owned by Palladium Equity Partners (Palladium), a private investment firm with investments in several other companies.

Robert J. Lanigan, a member of our supervisory board, is a partner and investor in Palladium. The parties are in negotiations, following a default declared by DCC, pursuant to which DCC would acquire the paint facility from Haden in exchange for assuming related indebtedness and releasing Haden and its affiliates, including Palladium and its partners, from any related claims. Mr. Lanigan has not participated in any negotiations with the company concerning these matters.

        DaimlerChrysler Canada Inc. paid CAD1.2 million to a subsidiary of Mosaic Sales Solutions Holding Company for field marketing services pursuant to a competitively bid contract awarded in April 2005. The chief executive officer of the subsidiary, Tony LaSorda, is the brother of Thomas LaSorda, a member of our board of management who assumed responsibility for the Chrysler Group in September 2005.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

        Please refer to "Item 18. Financial Statements" and to pages F-i, F-1 through F-94 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2005, we exported approximately 811,400 or 69% of all passenger cars and commercial vehicles we produced in Germany and approximately 375,500 or 19% of all passenger cars and trucks we produced in the United States to other countries.

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

        As previously reported, the official receiver of Garage Bernard Tutrice S.A., France, a former customer of DaimlerChrysler France S.A.S., filed a lawsuit against DaimlerChrysler France in the commercial court of Versailles in November 2003. The complaint seeks damages of €455 million alleged to have resulted from tax fraud committed by the former Chairman of Tutrice S.A., who was convicted of tax fraud in April 2001. In January 2006, the court ordered DaimlerChrysler France to pay €30 million in compensatory damages, and rejected the rest of the claim.

        In October 2005, DaimlerChrysler Australia/Pacific Pty. Ltd. ("DCAuP") settled the previously reported actions filed in the Supreme Court of New South Wales by National Australia Bank Limited and the liquidator in connection with the financial failure of a customer. The settlement agreement provides for payment by DCAuP of AUD 55 million and a release from all further claims.

        As previously reported, DaimlerChrysler AG in its capacity as successor of Daimler-Benz AG is a party to a valuation proceeding (Spruchstellenverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG. In 1988, former AEG shareholders filed a petition with the regional court in Frankfurt claiming that the consideration and compensation stipulated in the agreement was inadequate. In1994, a court-appointed valuation expert concluded that the consideration provided for in the agreement was adequate. Following a Federal Constitutional Court decision in an unrelated case, the Frankfurt court in 1999 instructed the expert to employ a market value approach in its valuation analysis rather than the capitalized earnings value approach previously used. The court also instructed the expert in 2004 to take into account additional findings of the Federal Supreme Court elaborating further on the valuation issue addressed by the Federal Constitutional Court. In September 2004, the expert delivered the requested valuation opinion. If the new opinion were to be followed by the Frankfurt court, the valuation ratio would increase significantly in favor of the AEG shareholders. DaimlerChrysler believes the original consideration and compensation to be adequate and the second valuation opinion to be unwarranted. DaimlerChrysler intends to defend itself vigorously against the claims in this proceeding.

        In 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchstellenverfahren) against DaimlerChrysler AG at Stuttgart district court. These proceedings relate to the merger of Daimler-Benz AG and DaimlerChrysler AG in connection with the business combination of Daimler-Benz and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for DaimlerChrysler shares. Some shareholders claim that the ratio used in the course of the merger did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his report in December 2005. In it, he has calculated various alternative values for payments to be made. The alternatives range from confirming the appropriateness of the ratio used to considerable payments to be made to the former Daimler-Benz shareholders with respect to the involuntarily exchanged shares. DaimlerChrysler continues to view the exchange ratio set by the company at the time as appropriate, and the alternative values calculated by the court expert as unfounded. We intend to continue defending ourselves vigorously against these claims.

        As previously reported, various legal proceedings are pending against DaimlerChrysler or its subsidiaries alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock), or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more proceedings could require DaimlerChrysler or its subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        Seven purported class action lawsuits are pending in various U.S. courts regarding alleged front disc brake judder in 1999 - 2004 model year Jeep® Grand Cherokee vehicles and the treatment of related warranty claims. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorney's fees and costs.

        As previously reported, three purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982 - 1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Seven other previously reported class action lawsuits regarding paint delamination have been dismissed.

        As previously reported, in November 2004 a jury awarded $3.75 million in compensatory damages and $98 million in punitive damages against DaimlerChrysler Corporation in Flax v. DaimlerChrysler Corporation, a case filed in Davidson County Circuit Court in the state of Tennessee. The complaint alleged that the seat back in a 1998 Dodge Grand Caravan was defective and collapsed when the Caravan was struck by another vehicle resulting in the death of an occupant. In June 2005 the trial court reduced the punitive damage award to $20 million in response to motions filed by DaimlerChrysler Corporation challenging the verdict and the damage awards. DaimlerChrysler Corporation is appealing the verdict and the damage awards.

        As previously reported, in October 2005, the Arizona Court of Appeals reversed the $50 million punitive damages award and affirmed the $3.75 million compensatory damages award in Douglas v. DaimlerChrysler Corporation, a case involving the front seat back strength of a 1996 Dodge Ram club cab pickup. DaimlerChrysler Corporation is defending approximately 25 other complaints involving vehicle seat back strength.

        The U.S. Environmental Protection Agency filed a complaint in the U.S. District Court for the District of Columbia against DaimlerChrysler Corporation in December 2005 alleging defects in catalytic converters and on-board diagnostic systems in certain Chrysler Group vehicles, and failure to properly disclose defects in such converters. The parties have agreed to the terms of a consent decree in settlement of the complaint. The settlement requires DaimlerChrysler Corporation to, among other things, extend the warranties on catalytic converters in certain 1996 - 2000 vehicles, and reprogram the powertrain control modules in certain 1996 - 1998 vehicles with updated onboard diagnostic systems calibrations. DaimlerChrysler Corporation also settled a related parallel administrative proceeding with the California Air Resources Board. The estimated cost of such remedial actions and related settlement payments is approximately $95 million.

        Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) has experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used primarily in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 28,000 at the end of 2005. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        As previously reported, a class action lawsuit was filed in 2002 against Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc., and is pending in the United States District Court for the District of New Jersey. The lawsuit alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan continue to defend themselves vigorously.

        As previously reported, DaimlerChrysler received a "statement of objections" from the European Commission on April 1,1999, which alleged that the Group violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EU competition rules and imposed a fine of approximately €72 million. On September 15, 2005, the Court of First Instance of the European Court of Justice annulled the decision in part and reduced the fine to an amount of €9.8 million. Neither party appealed the judgment, which is now final.

        As previously reported, more than 80 purported class action lawsuits alleging violations of antitrust law are pending against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

        DaimlerChrysler Services North America LLC ("DCSNA") settled the two previously reported class action lawsuits alleging racially discriminatory credit practices. The court approved settlements require, among other things, training programs for employees, consumer financial literacy programs, and community outreach for African-Americans and Hispanics.

        As previously reported, the Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR. The statement of claims of the Federal Republic of Germany was received in August 2005. The Federal Republic of Germany is mainly seeking damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005). Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims of the Federal Republic of Germany are without merit and intends to defend itself vigorously against these claims.

        As previously reported, Freightliner LLC acquired in September 2000 Western Star Trucks Holdings Ltd. Prior to its acquisition by Freightliner, Western Star had completed the sale of a truck manufacturer, ERF (Holdings) plc, to MAN AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for fraud and breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated and seeking damages in excess of GBP300 million. Freightliner Ltd. subsequently filed a contribution claim with that court against Ernst & Young, ERF's and Western Star's auditors. In October 2005, the court ruled that Freightliner Ltd. was vicariously liable for fraud by an employee of ERF in connection with the preparation of ERF's financial accounts, and also found in favor of Ernst & Young on the contribution claim. Freightliner Ltd. has appealed both decisions on liability. In December 2005, the court awarded MAN an interim payment of GBP250 million, based on a minimum estimate of the parties, which amount significantly exceeds Freightliner Ltd.'s net assets. A hearing to determine final damages may be deferred until resolution of the appeals. In a related matter, MAN sued Freightliner LLC in February 2005 alleging that assets were fraudulently transferred from Freightliner Ltd. while the above described proceeding was pending, and seeking payment from Freightliner LLC of the damages awarded against Freightliner Ltd. in that proceeding. The complaint, which was amended in December 2005, is pending in Multnomah County Circuit Court in the state of Oregon. Freightliner LLC intends to defend itself vigorously in this matter.

        As previously reported, Tracinda Corporation filed a lawsuit in 2000 against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management alleging that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. On April 7, 2005, the United States District Court for the District of Delaware rendered a judgment in favor of the defendants and against Tracinda Corporation on all claims finding that there had been no fraud and no violation of U.S. securities laws. Tracinda is appealing the decision and filed its opening brief with the United States Court of Appeals for the Third Circuit in January 2006.

        As previously reported, a purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the United States District Court for the District of Delaware on behalf of current or former DaimlerChrysler shareholders who are neither citizens nor residents of the United States and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. On January 24, 2006, the Court granted DaimlerChrysler's motion to dismiss the complaint, declining to exercise jurisdiction over the case. The complaint, which had not yet been served on any member of DaimlerChrysler's board of management, contained allegations similar to those in the Tracinda complaint and the prior class action complaint. On February 17, 2006, the plaintiffs filed a notice of appeal of this decision to the United States Court of Appeals for the Third Circuit.

        As previously reported, several lawsuits, including putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and nationalities asserting claims relating to the practice of apartheid in South Africa. One of the lawsuits names DaimlerChrysler AG as a defendant and another one names a U.S. subsidiary of DaimlerChrysler AG as a defendant. The lawsuits were consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs filed notices of appeal of the Court's decision. The appeal has now been fully briefed. Oral argument was held in January 2006.

        As previously reported, in August 2004, the U.S. Securities and Exchange Commission (SEC) opened a formal investigation into possible violations by DaimlerChrysler of the anti bribery, record keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (FCPA). The U.S. Department of Justice (DOJ) has also requested information in this regard. We are voluntarily sharing with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and are providing the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with the office of the public prosecutor in Stuttgart, Germany, regarding these matters. Following is a summary of information we have uncovered to date in connection with our internal investigation. Further issues may arise as we complete our investigation.

—We have determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the U.S. FCPA, German law, and the laws of other jurisdictions.

—In connection with our internal investigation, we have identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.

—We determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.

—We are taking action to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. This includes evaluating and revising our governance policies and our internal control procedures. Please also refer to "Item 15. Controls and Procedures" for additional information.

        In connection with these issues, we recognized charges in our 2005 consolidated statement of income to correct misstatements relating to the years 2003 and 2004 which had the effect of reducing 2005 operating profit by €16 million and reducing 2005 net income by €64 million. In addition, we have adjusted stockholders' equity as at January 1, 2003 to correct accumulated misstatements in the periods 1994 through 2002 which had the effect of reducing the January 1, 2003 balance of stockholders' equity by €222 million. As previously reported, we recognized a charge of €125 million in the third quarter of 2005 with respect to tax liabilities that had been identified in the course of the internal investigation by the date the unaudited interim financial statements for the third quarter 2005 were issued. Following our continued investigation of the misstatements discussed above, we subsequently determined that any adjustments for pre-2003 periods should be reflected in the January 1, 2003 balance of stockholders' equity. Accordingly, we reversed €100 million of the €125 million charge originally recognized in the third quarter 2005. This amount is reflected in the €222 million reduction of the January 1, 2003 balance of stockholders' equity.

        In order to safeguard against the recurrence of the type of conduct that resulted in these issues, we have taken a series of voluntary remedial actions, including the following:

—We have initiated improvements in our business processes as well as in compliance, control and training activities in order to foster a culture defined by openness and honesty.

—We are evaluating and revising our policies, procedures and controls and are conducting a comprehensive review and remediation of any related books and records, tax and internal control issues identified. We are also establishing a global compliance organization so that our business practices are thoroughly reviewed, and our policies upgraded and enforced as necessary.

—We have initiated personnel measures related to questionable transactions or behavior identified in the course of our internal investigation. These actions include the severance of employment and suspensions of several employees.

        Our internal investigation into possible violations of law is ongoing. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

        We also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. In connection with this underpayment of taxes, we recognized charges in our 2005 consolidated statement of income to correct corresponding overstatements relating to the years 2003 and 2004 which had the effect of reducing 2005 operating profit by €34 million and reducing 2005 net income by €25 million. In addition, we adjusted stockholders' equity as at January 1, 2003 to correct accumulated overstatements of net income in the periods 1994 through 2002 which had the effect of reducing the January 1, 2003 balance of stockholders' equity by €84 million. We voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions. As indicated above, we are taking various remedial actions to address these issues.

        As previously reported, in November 2004 the SEC issued a formal order of investigation concerning 13 named participants in the United Nations Oil-for-Food Program seeking to determine whether there had been acts in violation of the provisions of the Securities Exchange Act of 1934 requiring the maintenance of books, records and accounts, the maintenance of internal accounting controls and prohibiting specified payments to foreign officials for improper purposes. In July 2005, the SEC supplemented the formal order of investigation to add DaimlerChrysler to the list of named companies. In that regard, we received an order from the SEC to provide a written statement and to produce certain documents regarding transactions in that Program. DaimlerChrysler is responding to the SEC's request. The DOJ has also requested information in this regard. In addition, the United Nations Independent Inquiry Committee (IIC) that investigated the administration and management of the United Nations Oil-for-Food Program asked DaimlerChrysler to provide assistance in the IIC's evaluation of certain transactions under that Program. On October 27, 2005, the IIC issued its final report on the United Nations Oil-for-Food Program, which includes a narrative describing DaimlerChrysler's alleged conduct during the Program. In its report, the IIC concludes that DaimlerChrysler knowingly made or caused to be made a kickback payment of approximately €6,950 to the former Government of Iraq, that a DaimlerChrysler employee signed two side agreements to make additional payments, and that this conduct was in contravention of Program rules and the United Nations sanctions against Iraq. It is possible that additional payments may be identified as a result of the ongoing SEC and DOJ investigations. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees.

        As previously reported the Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin, (German Federal Financial Supervisory Authority) is investigating whether DaimlerChrysler AG's public ad hoc disclosure on July 28, 2005 that Professor Schrempp will leave the company at the end of 2005 was timely. If the BaFin determines that the company improperly filed such disclosure, it could fine DaimlerChrysler up to €1 million. In a related matter, the District Attorney's Office in Stuttgart closed the previously reported investigation of alleged insider trading in DaimlerChrysler shares by two DaimlerChrysler senior executives prior to the ad hoc disclosure. In January 2006 the District Attorney's Office also opened an investigation of alleged insider tipping by the Chairman of our Supervisory Board in advance of such disclosure. In February 2006, shareholders of DaimlerChrysler who claim damages based on the alleged unduly delayed ad hoc disclosure filed an application for a model case pursuant to German law (Kapitalanleger-Musterverfahrensgesetz).

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

Item 9. The Offer and Listing.

Trading Markets

        The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. Our ordinary shares are also listed on the German stock exchanges in Düsseldorf, Hamburg, Hanover, Munich, Stuttgart and at the Berlin-Bremen stock exchange, in the United States on the Chicago, Pacific, and Philadelphia stock exchanges, on the stock exchanges in Paris and Tokyo, and on the Swiss stock exchange. Our ordinary shares trade under the symbol "DCX."

        DaimlerChrysler AG has been included in the Deutsche Aktienindex (DAX), a continuously updated, capital weighted performance index of the 30 largest German companies, since the merger of Daimler-Benz and Chrysler in November 1998. The DAX is the leading index of trading on the Frankfurt Stock Exchange. As of December 31, 2005, our ordinary shares represented approximately 7.01% of the DAX. Our shares also represented 1.37% of the Dow Jones STOXX 50sm, which covers stocks from eight European equity markets, and 2.23% of the Dow Jones EURO STOXX 50sm, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

Trading on the Frankfurt Stock Exchange

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges, and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system which is an integral part of the Frankfurt Stock Exchange. In 2005, Xetra accounted for approximately 98% of the trading volume of our ordinary shares at the Frankfurt Stock Exchange. The table below shows, for the periods indicated, the Xetra high and low sales prices for our ordinary shares.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	(€)	(€)
Annual highs and lows
2001	58.19	27.24
2002	55.44	28.16
2003	37.58	23.71
2004	39.41	31.63
2005	45.65	30.20
Quarterly highs and lows
2004
First Quarter	39.41	32.89
Second Quarter	39.20	33.56
Third Quarter	38.05	33.20
Fourth Quarter	35.60	31.63
2005
First Quarter	36.30	33.69
Second Quarter	34.59	30.20
Third Quarter	45.65	33.06
Fourth Quarter	45.48	39.77
Monthly highs and lows
2005
July	40.12	33.06
August	42.69	40.06
September	45.65	40.49
October	45.48	39.77
November	44.08	41.15
December	43.60	42.10
2006
January	47.32	42.66
February (through February 10, 2006)	48.07	47.17

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 10, 2006, the closing sales price for our ordinary shares on Xetra was €48.04. This price was equivalent to $57.26 per ordinary share, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information." Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2005 was 6.0 million. As of December 31, 2005, the market capitalization of our company on the Frankfurt Stock Exchange was €43.9 billion.

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	($)	($)
Annual highs and lows
2001	52.72	25.60
2002	50.88	29.78
2003	46.85	26.27
2004	49.26	40.20
2005	54.83	39.03
Quarterly highs and lows
2004
First Quarter	49.26	40.42
Second Quarter	47.40	40.20
Third Quarter	46.05	40.62
Fourth Quarter	48.50	40.46
2005
First Quarter	47.68	44.11
Second Quarter	44.40	39.03
Third Quarter	54.83	39.68
Fourth Quarter	53.86	47.68
Monthly highs and lows
2005
July	48.42	39.68
August	52.16	49.20
September	54.83	49.84
October	53.86	47.68
November	51.83	49.15
December	51.58	50.07
2006
January	57.32	51.41
February (through February 10, 2006)	58.11	56.69

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 10, 2006, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $57.76.

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

        The Supervisory Board — As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Act (Mitbestimmungsgesetz) and our articles of association, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. The principal function of the supervisory board is to supervise and advise our board of management. The supervisory board also appoints and removes the members of the board of management. The supervisory board may not make management decisions. In accordance with the German Stock Corporation Act (Aktiengesetz), however, our supervisory board has determined categories of transactions which require the approval of the supervisory board.

        The Board of Management — which acts under the principle of collective responsibility, manages our day-to-day business in accordance with the German Stock Corporation Act (Aktiengesetz) and our memorandum and articles of association. The board of management is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board of a corporation at the same time.

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

Directors

        Under German law, our supervisory board members and board of management members owe a duty of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the company's interest, interests of our shareholders, our workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages. The board members are not liable to our company if they acted pursuant to a lawful resolution of the shareholders' meeting. The German Stock Corporation Act (Aktiengesetz) also provides that a board member is not liable for breach of duty if the board member makes a business decision that he or she reasonably believes is based on appropriate information and is in the company's interest. Supervisory board or board of management members are not obligated to own shares of the corporation to qualify for the board membership. According to German law, our supervisory board and board of management members may not receive a loan from us unless approved by our supervisory board. Separate from the limitations on loans imposed by German law, the Sarbanes Oxley Act, which was enacted in the United States in July 2002 and which is also applicable to foreign private issuers such as us, now prohibits almost all loans to directors and executive officers. This prohibition applies to members of our supervisory board and our board of management. German law stipulates that our supervisory board and board of management members may not vote on a matter that concerns ratification of his or her own acts or discharges the board member from liability or enforcement of a claim against the board member by our company. The presidential committee of our supervisory board determines the compensation of our board of management. The compensation of our supervisory board members is fixed in our articles of association. A change to our articles requires the approval of our shareholders. At the annual general meeting of shareholders in 2004, we introduced varying terms of office for the shareholder representatives of our supervisory board. Supervisory board members are elected for a maximum of five-year terms, although the annual meeting may specify a shorter term of office for the members elected by the shareholders. For further information about our supervisory board and board of management, please refer to "Item 6. Directors, Senior Management and Employees."

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

        Following is a summary of significant provisions under German law and our articles of association relating to our ordinary shares:

        Capital Increases.    In accordance with resolutions passed by our shareholders, we may increase our share capital in consideration of cash or non-cash contributions by establishing authorized capital or conditional capital. Authorized capital provides our board of management with the flexibility to issue new shares during a period of up to five years, generally to preserve liquidity. Conditional capital allows the issuance of new shares for specified purposes, including employee stock option plans, mergers, and upon conversion of option bonds and convertible bonds. Authorized and conditional capital increases require an approval by 75% of the issued shares present at the shareholders' meeting at which the increase is proposed. Our articles of association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

        Redemption.    Our share capital may be reduced in accordance with a resolution of our shareholders' meeting.

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

        No Limitation on Foreign or Substantial Ownership.    Neither German law nor our articles of association limit the rights of persons who are not citizens or residents of Germany, or who hold a substantial number of our shares, with respect to holding or voting our ordinary shares.

Dividends

        We declare and pay dividends on our ordinary shares once a year after approval by the annual general meeting of our shareholders. Our supervisory board approves the unconsolidated financial statements (prepared in accordance with German GAAP) of the Group's parent company, DaimlerChrysler AG, proposed by our board of management for each fiscal year and both boards recommend a disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend, to our shareholders for approval at the meeting. Shareholders holding shares on the date of the annual general meeting are entitled to receive the dividend. We pay dividends to shareholders in proportion to their percentage ownership of our outstanding capital stock. A shareholder's right to claim a dividend expires on the fourth anniversary of the end of the year in which the entitlement to the dividend arises.

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

Voting Rights

        Each of our ordinary shares represents one vote. German law does not permit cumulative voting. Our articles of association provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law. German law requires that any resolution imposing additional obligations on shareholders requires the consent of all affected shareholders in order to be effective. German law further requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

  •
  changing the objects and purposes provision in the articles of association;

  •
  approving authorized and conditional capital increases;

  •
  excluding preemptive rights of shareholders to subscribe for new shares;

  •
  dissolving our company;

  •
  merging into, or consolidating with, another stock corporation;

  •
  transferring all or virtually all of our assets; and

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our outstanding shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we present the financial statements, the consolidated financial statements, the management reports for DaimlerChrysler AG and the Group and the report of the supervisory board. We further ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the disposition of unappropriated profit (determined in accordance with German GAAP) of the Group's parent company, DaimlerChrysler AG, and to appoint the independent auditor proposed by the supervisory board on recommendation of the audit committee. Our shareholders also elect their representatives to our supervisory board at the annual general meeting for terms of up to five years.

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

Change in Control

        Our articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control or that would only apply in the context of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. On January 1, 2002, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a shareholder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The German Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within their general authority under the German Stock Corporation Act (Aktiengesetz). The board of management may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

Disclosure of Shareholdings

        Our articles do not require shareholders to disclose their shareholdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation's outstanding voting rights. We are obliged to publish these notifications in a mandatory exchange newspaper of national circulation.

Basis of Potential Claims

        Claims against members of our supervisory board or board of management may be asserted on behalf of DaimlerChrysler AG if the shareholders' meeting so resolves by simple majority. The claim must be brought within six months from the day of the annual meeting of shareholders. Admission of an action against the supervisory board and board of management members on behalf of the company may be claimed by shareholders holding in the aggregate at least 10% of the issued shares or shares representing at least €100,000 of our capital stock. The competent court will allow the action to proceed if (i) the shareholders acquired their shares before any information was published from which they became aware of the alleged breach of duty or damage; (ii) the company failed to file a suit itself within a reasonable period of time after being asked to do so by the shareholders; (iii) facts exist that justify the suspicion that the company has suffered damage by dishonesty or gross breach of the law or the articles; and (iv) there are no overriding interests of the company against the assertion of such damage claim.

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code that recommends specific governance practices. The Code was issued in 2002 by a government appointed commission and amended most recently in June 2005. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the Code's recommendations have been and are being met or, if not, which recommendations have not or are not being applied. Shareholders must be given permanent access to such declaration. Our supervisory board and board of management issued a statement declaring that we comply with the Corporate Governance Code, subject to the exceptions identified in the declaration. For shareholders and others who may wish to read the English translation of the declaration, we have filed it as an exhibit to this annual report and also made it available on our website at www.daimlerchrysler.com/corpgov_e_161aktg.

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

        A general description of the differences between DaimlerChrysler's corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is available on our website at www.daimlerchrysler.com/corpgov_e_nyse.

EXCHANGE CONTROLS

        The euro is a fully convertible currency. There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions (except in limited embargo circumstances) that would prevent us from transferring capital or paying dividends or other payments to our shareholders who are non-residents of Germany. There are, however, limited reporting requirements regarding transactions involving cross border monetary transfers.

TAXATION

        In this section we discuss the material United States federal income and German tax consequences to you if you:

  •
  are a beneficial owner of some of our ordinary shares;

  •
  are holding such ordinary shares as a capital asset;

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

        We have based our discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report. These tax laws are subject to change, possibly with retroactive effect. Our discussion does not address all aspects of United States federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, our discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of an employee stock option or shares otherwise received as compensation and it does not include tax consequences to shareholders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker dealers and corporations that own 10% or more of our ordinary shares). The discussion also does not address any aspects of state, local or non-United States tax law other than some aspects of German tax law.

        We strongly urge you to consult your tax advisor as to the United States federal income and German tax consequences and any other tax consequences of holding our ordinary shares. You should also discuss with your tax advisor any facts and circumstances that may be unique to you.

Withholding Tax on Dividends

        German law requires German corporations, including DaimlerChrysler AG, to withhold German tax on dividends paid to non-resident stockholders at a total effective rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge). U.S. shareholders can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty.

        Generally, United States federal income tax law requires you to pay taxes on dividends you receive from a German corporation. You may be permitted to claim a foreign tax credit for German withholding taxes that you paid on the dividend to the extent that you are not entitled to a refund for those taxes from the German tax authorities.

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

        Thus, each $1,000 of gross dividend paid to you will be subject to a German withholding tax of $211, of which $61 may be refunded to you under the Income Tax Treaty. Assuming you receive the $61 refund, you will receive in total $850 of cash for each $1,000 of gross dividend ($789 directly and $61 by way of refund). The United States federal income tax rules will treat you as if you received a total dividend of $1,000, and you will have to include $1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law for the net $150 of German withholding tax.

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

        The U.S. transfer agent will attach this signed statement to the claim for refund of German withholding tax and file the claim with the German tax authorities. You should request IRS Form 6166, Certification of United States Residency and have it ready for presentation to the U.S. transfer agent upon request. Under German tax audit procedures, the German tax authorities may request the U.S. transfer agent to provide them with your certification (IRS Form 6166). If you do not provide the U.S. transfer agent with this certification within a reasonable time, the German tax authorities will deny your refund of the German withholding taxes. For more information about Form 6166 please refer to "Other Refund Procedures" below.

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

  Other Refund Procedures

        If you are not eligible for the simplified refund procedures discussed above, you must submit a special claim for refund to the German tax authorities to request your refund of German withholding tax. You have to include with your claim the original or a certified copy of the bank voucher that you received from the U.S. transfer agent. This voucher must show the amount of tax that was withheld. You must submit your claim within four years from the end of the calendar year in which you received the dividend. You can obtain a form for your claim for refund from: (i) the German tax authorities at the same address where you will have to file your claim, which is: Bundeszentralamt für Steuern, D-53221 Bonn, Germany or (ii) the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

        If you have not done so within the past three years, you must also submit to the German tax authorities IRS Form 6166, Certification of United States Residency. A shareholder seeking the Form 6166 certification must complete IRS Form 8802, Application for United States Residency Certification. Form 8802 and the related instructions can be found on the IRS website at http://www.irs.gov.

        You must send the completed Form 8802 and all required statements and documentation to the Internal Revenue Service — Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447, USA. You can also fax your request to the Philadelphia Service Center at 215-516-1035. The Certification requests are generally processed within 30 days from the date received. You can obtain additional information, including IRS Publication 686, which describes the procedures for obtaining this certification, from the IRS website at www.irs.gov/pub/irs-pdf/p686.pdf. The IRS will send the certification directly to the German tax authorities if you authorize the IRS to do so. This certification remains valid for three years, and you need only resubmit it in a fourth year if you would like to apply for a refund after the initial three-year period ends.

Reduced United States Tax Rate for Certain Dividends

        The maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is 15%. This maximum rate applies to eligible dividends received after December 31, 2002 and before January 1, 2009. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations. A foreign corporation is a generally qualified foreign corporation for these purposes if:

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

  Applicability to the DaimlerChrysler Dividend paid in 2005

        For individual shareholders subject to United States federal income taxation on the 2005 DaimlerChrysler dividend paid on April 7, 2005, to shareholders of record on April 6, 2005, DaimlerChrysler is considered a qualified foreign corporation under either condition above. To qualify for the reduced maximum tax rate on dividend income, a share of stock must have been held more than 60 days during the period February 6, 2005 through June 6, 2005.

        Form 1099-DIV for 2005 will report the gross amount of DaimlerChrysler dividends in Box 1b (qualified dividends). Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the DaimlerChrysler dividend.

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

DOCUMENTS ON DISPLAY

        You may read and copy the reports and other information we file with the Securities and Exchange Commission, including this annual report and the exhibits thereto, at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission's regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 3 World Financial Center, Room 4300, New York, New York 10281. You may also obtain copies of these materials by mail from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the Commission electronically through the Commission's website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. Other than equity price risk resulting from investments accounted for under the equity method, which are not considered in this quantitative and qualitative analysis, we are only exposed to equity price risk to a minor extent. We seek to manage and control these market risks primarily through our regular operating and financing activities, but we also use derivative financial instruments when we deem it appropriate. We evaluate these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

        In addition, we are exposed to commodity price risk associated with our business operations.

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

  •
  are based on the variance covariance approach; and

  •
  assume a 99% confidence level and a holding period of five days.

        When we calculate the value-at-risk of our portfolio of financial instruments, we first compute the current fair value of these financial instruments. We then determine the impact of relevant market risk factors, such as foreign currency exchange rates or interest rates, on our portfolio value, which means we quantify the sensitivity of our portfolio to these factors. Based on expected volatilities and correlations of these market risk factors which we obtain from the RiskMetrics™ dataset, we compute potential changes of the portfolio value by applying the variance covariance approach. The variance covariance approach is a statistical method used to quantify the total impact of all relevant market risk factors on the portfolio value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, we obtain our value-at-risk. The 99% confidence level and the five-day holding period indicate that there is only a 1% historical statistical probability that the value-at-risk will be exceeded by losses within the next five days.

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

EXCHANGE RATE RISK

Transaction Risk and Currency Risk Management

        The global nature of our businesses exposes our operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, and other world currencies against the euro. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we incur the costs of generating those revenues. Once we convert the revenues into the currency in which we incur the costs, the revenues may be inadequate to cover the costs if the value of the currency in which we generated the revenues declined in the interim relative to the currency in which we incurred the costs. This risk exposure primarily affects our Mercedes Car Group segment, which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Commercial Vehicles segment is also subject to transaction risk, but only to a minor degree because of its global production network. Our Chrysler Group segment generates almost all its revenues and incurs most of its costs in U.S. dollars. Therefore, the transaction risk of this segment is relatively low compared to that of the Mercedes Car Group segment. Our Other Activities segment is indirectly exposed to transaction risks through its equity investment in EADS, which we account for using the equity method.

        Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that revenues generated in a particular currency balance out costs in the same currency, even if the revenues arise from a different transaction than that in which we incur the costs. As a result, only the unmatched amounts are subject to transaction risk. Our overall currency exposure is additionally reduced through the natural hedging potential arising from the mutual offsets of the Chrysler Group's euro exposure with the U.S. dollar exposure of our Mercedes Car Group and Commercial Vehicles segments. To provide an additional natural hedge against any remaining transaction risk exposure, we attempt, where appropriate, to increase cash outflows in the same currencies in which we have a net excess inflow.

        In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our exposure to currency risks and we hedge a portion of those risks by using derivative financial instruments. We manage our currency exposure and the use of currency derivatives through our currency committee. Our currency committee consists of members of senior management from our corporate treasury department, our vehicle business segments and our risk controlling department. Our corporate treasury department assesses foreign currency exposures and carries out the currency committee's decisions concerning foreign currency hedging through transactions with international financial institutions. Our risk controlling department regularly informs our board of management of the corporate treasury department's actions.

        The principal derivative financial instruments we use to cover foreign currency exposure are forward foreign exchange contracts and currency options. Our policy is to use a mixture of these instruments depending on our view of market conditions.

        The following table shows the period-end, high, low and average value-at-risk figures for our 2005 and 2004 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis. The offsetting transactions underlying our derivative financial instruments, predominantly forecasted transactions, are not included in the following value-at-risk presentation.

	2005				2004
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Exchange Rate Risk	281	322	173	253	148	354	148	256

        The average value-at-risk of our derivative financial instruments used to hedge exchange rate risk in 2005 is comparable to that of 2004. The increase in the period-end value-at-risk is primarily a result of a higher U.S. dollar volume in foreign exchange derivatives.

Effects of Currency Translation

        Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros so that we can include their financial results in our Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country's currency may significantly affect the translation of, for example, revenues, operating profit and net income denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

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

INTEREST RATE RISK

        We hold a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of our day-to-day operations. Additionally, a substantial volume of interest rate sensitive assets and liabilities relates to the leasing and sales financing business operated by our Financial Services segment. Our Financial Services companies enter into transactions with customers which primarily result in fixed-rate receivables. Our general policy is to match funding in terms of maturities and interest rates. For a limited portion of the receivables portfolio, however, the funding does not match in terms of maturities and interest rates. As a result, we are exposed to risks due to changes in interest rates.

        We coordinate funding activities of the industrial business and the financial services business at the Group level. We use interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

        The following table shows the period-end, high, low and average value-at-risk figures for our 2005 and 2004 portfolio of interest rate sensitive financial instruments, including our leasing and sales financing business. We have computed the average exposure based on an end-of-quarter basis.

	2005				2004
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Interest Rate Risk	89	92	86	90	73	83	68	75

        In 2005, the average and the period-end value-at-risk of our portfolio of interest rate sensitive financial instruments increased, primarily due to more volatile interest rates and the weakening euro, mainly in the relation to the U.S. dollar.

EQUITY PRICE RISK

        We hold investments in equity securities and equity derivatives. According to international banking standards, we do not include investments in equity securities which we classify as long term investments in our equity price risk assessment. Equity derivatives used to hedge the market price risk of investments accounted for using the equity method are also not included in this assessment. Changes in the fair market value of these derivatives essentially offset changes in the fair market value of the underlying investment. The remaining equity price risk in 2005 and 2004 was not, and is not currently, material to us. Thus, we are not presenting the value-at-risk figures for our equity price risk. Please refer to Note 33 to our Consolidated Financial Statements for additional information about our financial instruments and their fair market values.

COMMODITY PRICE RISK

        We are exposed to changes in prices of commodities, such as steel, used in the manufacturing of vehicle components. For further information about commodities refer to the discussion under the heading "Supplies and Raw Material" in "Item 4. Information on the Company."

        To a minor extent, we use derivative commodity instruments to reduce some of our commodity price risk, mainly our risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2005 and 2004 was not, and is currently not significant to us. Therefore, we are not presenting the value-at-risk figures for these derivative commodity instruments.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of management and the member of our board of management responsible for Finance & Controlling/Financial Services, has evaluated, as of December 31, 2005, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the chairman of our board of management and the member of the board of management responsible for Finance & Controlling/Financial Services have concluded that, as of December 31, 2005, our disclosure controls and procedures are effective to achieve their intended objectives.

        Internal Control over Financial Reporting. As a result of the matters identified in the course of the internal investigation described under the heading "Legal Proceedings" in "Item 8. Financial Information," as well as other matters discussed under Note 1 to our Consolidated Financial Statements, we made changes to our internal control over financial reporting (as such term is defined in Rule 13a-15 of the Exchange Act) during 2005. Additionally, other changes to our internal controls over financial reporting with regard to these matters are underway and will be fully implemented during 2006.

  •
  We amended and clarified numerous policies and procedures and implemented certain new controls and processes designed to enhance the documentation and verification of transactions by our overseas sales department. We also strengthened our compliance function to monitor this aspect of our internal controls. We initiated these changes because we determined there were insufficient controls in place to ensure the correct classification and tax treatment of bookkeeping entries initiated by our overseas sales department.

  •
  We implemented several new controls and clarified our existing policies and procedures regarding accounting relating to expatriate employee costs. In particular, we engaged a third party advisor to prepare all tax returns for our expatriate employees and to report to us regarding employee compliance. We also implemented certain new processes and controls in connection with cross-charging and tax withholding relating to expatriate salaries and expenses. We initiated these changes because we determined there were insufficient monitoring controls to ensure that individual expatriates fully declare all compensation paid by us in their personal income tax returns and that expatriate costs are completely and accurately reflected at the affiliate and group level.

  •
  We clarified certain existing policies and procedures, implemented changes to existing internal controls and adopted new internal controls regarding compliance with anti-bribery laws and business practices in connection with sales to governmental or government-related entities. For instance, we instituted a sales practices hotline to furnish guidance regarding permissible conduct and provide an additional avenue for employees to report wrongdoing. We are also strengthening our compliance operations through implementation of an investigations desk and regional and local compliance officers. We initiated these changes because we determined there were insufficient monitoring controls to prevent potential violations of applicable anti-bribery laws and related internal policies in connection with sales directly or indirectly made to governmental or government-related entities.

  •
  We enhanced and will further enhance our internal controls over the accounting for state income tax expenses and over hedge accounting for certain transactions at certain of our U.S. subsidiaries. For example, we formalized certain processes and implemented new reconciliation and review procedures.

We also instituted a group-wide training program to reinforce knowledge of, and compliance with, applicable accounting and legal provisions. Additionally, we instituted a series of communication initiatives to establish a "tone at the top" that compliance with applicable legal requirements and our integrity code —including tax, accounting and anti-bribery provisions— is a core value of the Company and its employees. We have also taken personnel actions, including severance of employment and suspensions.

Item 16A. Audit Committee Financial Expert.

        Our supervisory board has determined that Mr. Bernhard Walter is an "audit committee financial expert" as that term is defined by SEC rules, and that he is "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B. Code of Ethics.

        Our supervisory board has adopted our code of ethics, a code that applies to members of the board of management, including its chairman and the responsible member for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at www.daimlerchrysler.com/coe.

Item 16C. Principal Accountant Fees and Services.

        In the annual meeting held on April 6, 2005, our shareholders appointed KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Berlin and Frankfurt am Main to serve as our independent auditor for the 2005 fiscal year. For additional information regarding the appointment of our independent auditor please refer to "Item 6. Directors, Senior Management and Employees." The following table summarizes fees charged in connection with professional services provided by KPMG DTG and other independent member firms within the international KPMG network for each of the last two fiscal years.

	Year Ended December 31,
	2005	2004
	(€ in millions)
Audit Fees	42	39
Audit-Related Fees	11	14
Tax Fees	5	6
All Other Fees	4	5

Total	62	64

        "Audit Fees" are the aggregate fees billed or expected to be billed for the audit of our consolidated and annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements as well as business system controls audits. "Audit-Related Fees" are fees billed for services rendered during the respective fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, advisory services associated with our financial reporting, as well as attestation services pertaining to our internal controls over financial reporting. "Tax Fees" are fees billed for services rendered during the respective fiscal years for tax compliance services, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services. Fees disclosed under the category "All Other Fees" are fees billed for services rendered during the respective fiscal years for advisory services in connection with our internal controls over financial reporting. This category also includes other immaterial support services.

Audit Committee's pre-approval policies and procedures

        Our audit committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our audit committee and the appointment of our independent auditor, please refer to "Item 6. Directors, Senior Management and Employees." In 2003, our audit committee adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit Related Services, Tax Services, and Other Services that may be performed by our independent auditors. In addition, the audit committee limited the aggregate amount in fees our independent auditors may receive during the 2005 fiscal year for non-audit services in certain categories.

        Our Chief Accounting Officer reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. We inform the audit committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the audit committee chairman on a case-by-case basis. The audit committee's chairman is not permitted to approve any engagement of our independent auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

        Mr. Erich Klemm and Mr. Stefan Schwaab are employees of DaimlerChrysler who are non-executive officers serving on our supervisory board and our audit committee consistent with German law (Co-Determination Act) and the company's rules of procedure for the supervisory board. As such, they are exempt under Rule 10A-3(b)(1)(iv)(C) of the Securities Exchange Act of 1934 from the New York Stock Exchange listing standard for audit committees relating to "independence." We do not believe that their status as employees materially adversely affects the ability of the audit committee to act independently.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        The following table sets out certain information concerning purchases by us during 2005:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/05 - 1/31/05	0	0.00	N/A	N/A
February 2/1/05 - 2/28/05	1,139	35.55	N/A	N/A
March 3/1/05 - 3/31/05	445,170	34.92	N/A	N/A
April 4/1/05 - 4/30/05	0	0.00	N/A	N/A
May 5/1/05 - 5/31/05	0	0.00	N/A	N/A
June 6/1/05 - 6/30/05	159,067	34.06	N/A	N/A
July 7/1/05 - 7/31/05	3	34.88	N/A	N/A
August 8/1/05 - 8/31/05	0	0.00	N/A	N/A
September 9/1/05 - 9/30/05	0	0.00	N/A	N/A
October 10/1/05 - 10/31/05	138,159	41.73	N/A	N/A
November 11/1/05 - 11/30/05	1,821	42.86	N/A	N/A
December 12/1/05 - 12/31/05	0	0.00	N/A	N/A
Total	745,359	36.02	N/A	N/A

        The shares recorded in the above table relate solely to purchases of DaimlerChrysler AG's ordinary shares made under our supported employee stock ownership programs.

        Purchases of DaimlerChrysler AG's ordinary shares made by our sponsored pension and other post-retirement benefit plans are not recorded in the above table. Our sponsored pension and other post-retirement benefit plans purchased in 2005 an aggregate amount of 2,985,428 ordinary shares of DaimlerChrysler AG for an average price per share of €41.07.

PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements on pages F-i, F-1 through F-94.

Item 19. Exhibits.

We have filed the following documents as exhibits to this annual report:
1.1	Memorandum and Articles of Association (Satzung) of DaimlerChrysler AG as amended to date.
2.1	The total amount of long-term debt securities of DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of DaimlerChrysler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
7.	Ratios of Earnings to Fixed Charges
8.1	Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2005, as defined in Regulation S-X, §210.1-02(w): See "Significant Subsidiaries" in "Item 4. Information on the Company."
12.1	Certification of the Chairman of the Board of Management pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management responsible for Finance & Controlling / Financial Services pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.
99.1	Declaration by the Board of Management and Supervisory Board of DaimlerChrysler AG pursuant to §161 Joint Stock Corporation Act (AktG) regarding the German Corporate Governance Code in effect as of June 2, 2005.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 6, 2006

DAIMLERCHRYSLER AG
BY:	/S/ DIETER ZETSCHE Dr. Dieter Zetsche Chairman of the Board of Management/ Head of Mercedes Car Group
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling / Financial Services

DAIMLERCHRYSLER AG

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
DaimlerChrysler AG:

        We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with generally accepted accounting principles in the United States of America.

        As described in Note 11 to the consolidated financial statements, DaimlerChrysler adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143" in 2005. As described in Note 1 to the consolidated financial statements, DaimlerChrysler changed its method of accounting for stock-based compensation in 2003. As described in Notes 3 and 11 to the consolidated financial statements, DaimlerChrysler also adopted the required portions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51", in 2003.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 23, 2006

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

		Consolidated
		Year ended December 31,
(in millions of €, except per share amounts)	Note	2005	2004	2003

Revenues	35.	149,776	142,059	136,437

Cost of sales	5.	(122,894)	(114,567)	(109,926)

Gross profit		26,882	27,492	26,511

Selling, administrative and other expenses	5.	(18,984)	(17,972)	(17,772)

Research and development		(5,649)	(5,658)	(5,571)

Other income	6.	966	895	689

Goodwill impairment	12.	(30)	—	—

Turnaround plan Chrysler Group	7.	36	(145)	(469)

Income before financial income		3,221	4,612	3,388

Impairment of investment in EADS		—	—	(1,960)

Other financial income (expense), net (therein loss on issuance of associated company stock of €135 million in 2004 and gain on issuance of related company stock of €24 million in 2003)		217	(1,077)	(832)

Financial income (expense), net	8.	217	(1,077)	(2,792)

Income (loss) before income taxes		3,438	3,535	596

Income tax (expense) benefit	9.	(513)	(1,177)	(979)

Minority interests		(74)	108	(35)

Income (loss) from continuing operations		2,851	2,466	(418)

Income from discontinued operations, net of taxes	10.	—	—	14

Income on disposal of discontinued operations, net of taxes	10.	—	—	882

Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 47 and FIN 46R, net of taxes	11.	(5)	—	(30)

Net income (loss)		2,846	2,466	448

Earnings per share	36.

Basic earnings per share

Income (loss) from continuing operations		2.80	2.43	(0.41)

Income from discontinued operations		—	—	0.01

Income on disposal of discontinued operations		—	—	0.87

Cumulative effects of changes in accounting principles		—	—	(0.03)

Net income		2.80	2.43	0.44

Diluted earnings per share

Income (loss) from continuing operations		2.80	2.43	(0.41)

Income from discontinued operations		—	—	0.01

Income on disposal of discontinued operations		—	—	0.87

Cumulative effects of changes in accounting principles		—	—	(0.03)

Net income		2.80	2.43	0.44

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

Industrial Business[1]			Financial Services[1,2]
Year ended December 31,			Year ended December 31,
2005	2004	2003	2005	2004	2003	(in millions of €, except per share amounts)

134,340	128,133	122,397	15,436	13,926	14,040	Revenues

(110,326)	(103,771)	(98,937)	(12,568)	(10,796)	(10,989)	Cost of sales

24,014	24,362	23,460	2,868	3,130	3,051	Gross profit

(17,725)	(16,741)	(16,374)	(1,259)	(1,231)	(1,398)	Selling, administrative and other expenses

(5,649)	(5,658)	(5,571)	—	—	—	Research and development

921	833	637	45	62	52	Other income

(30)	—	—	—	—	—	Goodwill impairment

36	(145)	(469)	—	—	—	Turnaround plan Chrysler Group

1,567	2,651	1,683	1,654	1,961	1,705	Income before financial income

—	—	(1,960)	—	—	—	Impairment of investment in EADS

192	(1,043)	(775)	25	(34)	(57)	Other financial income (expense), net (therein loss on issuance of associated company stock of €135 million in 2004 and gain on issuance of related company stock of €24 million in 2003)

192	(1,043)	(2,735)	25	(34)	(57)	Financial income (expense), net

1,759	1,608	(1,052)	1,679	1,927	1,648	Income (loss) before income taxes

133	(442)	(352)	(646)	(735)	(627)	Income tax (expense) benefit

(63)	113	(30)	(11)	(5)	(5)	Minority interests

1,829	1,279	(1,434)	1,022	1,187	1,016	Income (loss) from continuing operations

—	—	14	—	—	—	Income from discontinued operations, net of taxes

—	—	882	—	—	—	Income on disposal of discontinued operations, net of taxes

(5)	—	(30)	—	—	—	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 47 and FIN 46R, net of taxes

1,824	1,279	(568)	1,022	1,187	1,016	Net income (loss)

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

2
Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Balance Sheets

		Consolidated		Industrial Business[1]		Financial Services[1,2]
		At December 31,		At December 31,		At December 31,
(in millions of €)	Note	2005	2004	2005	2004	2005	2004

Assets

Goodwill	12.	1,881	2,003	1,822	1,945	59	58

Other intangible assets	13.	3,191	2,671	3,133	2,602	58	69

Property, plant and equipment, net	14.	36,739	34,017	36,565	33,851	174	166

Investments and long-term financial assets	20.	6,356	7,039	6,084	6,763	272	276

Equipment on operating leases, net	15.	34,238	26,711	3,629	3,099	30,609	23,612

Fixed assets		82,405	72,441	51,233	48,260	31,172	24,181

Inventories	16.	19,139	16,805	17,674	15,330	1,465	1,475

Trade receivables	17.	7,595	7,001	7,348	6,805	247	196

Receivables from financial services	18.	61,101	56,785	—	—	61,101	56,785

Other assets	19.	8,731	12,931	4,654	9,216	4,077	3,715

Securities	20.	4,936	3,884	4,502	3,474	434	410

Cash and cash equivalents	21.	7,711	7,782	6,894	6,782	817	1,000

Non-fixed assets		109,213	105,188	41,072	41,607	68,141	63,581

Deferred taxes	9.	7,249	4,213	7,060	4,071	189	142

Prepaid expenses	22.	1,391	1,030	1,299	953	92	77

Disposal group Off-Highway, assets held for sale	10.	1,374	—	1,374	—	—	—

Total assets (thereof short-term 2005: €74,909; 2004: €68,679)		201,632	182,872	102,038	94,891	99,594	87,981

Liabilities and stockholders' equity

Capital stock		2,647	2,633

Additional paid-in capital		8,221	8,042

Retained earnings		31,688	30,361

Accumulated other comprehensive loss		(6,107)	(7,514)

Treasury stock		—	—

Stockholders' equity	23.	36,449	33,522	26,859	25,445	9,590	8,077

Minority interests		653	909	614	885	39	24

Accrued liabilities	25.	46,682	41,938	45,389	40,864	1,293	1,074

Financial liabilities	26.	80,932	76,270	4,146	8,330	76,786	67,940

Trade liabilities	27.	14,591	12,920	14,381	12,710	210	210

Other liabilities	28.	9,053	8,745	6,561	6,110	2,492	2,635

Liabilities		104,576	97,935	25,088	27,150	79,488	70,785

Deferred taxes	9.	4,203	2,312	(2,309)	(3,854)	6,512	6,166

Deferred income	29.	8,298	6,256	5,626	4,401	2,672	1,855

Disposal group Off-Highway, liabilities held for sale	10.	771	—	771	—	—	—

Total liabilities (thereof short-term 2005: €86,399; 2004: €77,158)		165,183	149,350	75,179	69,446	90,004	79,904

Total liabilities and stockholders' equity		201,632	182,872	102,038	94,891	99,594	87,981

1      Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

2      Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of
        DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available-for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total

Balance at January 1, 2003	2,633	7,819	30,485	465	(74)	1,065	(7,317)	—	35,076

Net income	—	—	448	—	—	—	—	—	448
Other comprehensive income (loss)	—	—	—	(1,628)	407	1,162	444	—	385

Total comprehensive income									833

Stock based compensation	—	95	—	—	—	—	—	—	95
Issuance of shares upon conversion of notes	—	1	—	—	—	—	—	—	1
Purchase of capital stock	—	—	—	—	—	—	—	(28)	(28)
Re-issuance of treasury stock	—	—	—	—	—	—	—	28	28
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2003	2,633	7,915	29,414	(1,163)	333	2,227	(6,873)	—	34,486

Net income	—	—	2,466	—	—	—	—	—	2,466
Other comprehensive loss	—	—	—	(715)	(206)	(369)	(748)	—	(2,038)

Total comprehensive income									428

Stock based compensation	—	127	—	—	—	—	—	—	127
Purchase of capital stock	—	—	—	—	—	—	—	(30)	(30)
Re-issuance of treasury stock	—	—	—	—	—	—	—	30	30
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2004	2,633	8,042	30,361	(1,878)	127	1,858	(7,621)	—	33,522

Net income	—	—	2,846	—	—	—	—	—	2,846
Other comprehensive income (loss)	—	—	—	2,727	(18)	(1,223)	(79)	—	1,407

Total comprehensive income									4,253

Stock based compensation	—	87	—	—	—	—	—	—	87
Issuance of new shares	14	141	—	—	—	—	—	—	155
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Re-issuance of treasury stock	—	—	—	—	—	—	—	21	21
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Other	—	(49)	—	—	—	—	—	—	(49)

Balance at December 31, 2005	2,647	8,221	31,688	849	109	635	(7,700)	—	36,449

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows*

	Consolidated
	Year ended December 31,
(in millions of €)	2005	2004	2003

Net income (loss)	2,846	2,466	448

Income (loss) applicable to minority interests	74	(108)	35

Cumulative effects of changes in accounting principles	5	—	30

Gains on disposals of shares in companies	(732)	(281)	(956)

Impairment of investment in EADS	—	—	1,960

Depreciation and amortization of equipment on operating leases	6,341	5,445	5,579

Depreciation and amortization of fixed assets	6,312	5,817	5,838

Change in deferred taxes	(809)	(593)	644

Equity (income) loss from equity method investments	(103)	933	538

Change in financial instruments	298	(275)	160

(Gains) losses on disposals of fixed assets/securities	(1,370)	(520)	(424)

Change in trading securities	(4)	(26)	71

Change in accrued liabilities	170	1,344	1,015

Turnaround plan expenses (gains) — Chrysler Group	(36)	145	469

Turnaround plan payments — Chrysler Group	(92)	(219)	(279)

Net changes in inventory-related receivables from financial services	(207)	(2,455)	(2,670)

Changes in other operating assets and liabilities:

— Inventories, net	(1,519)	(1,393)	(293)

— Trade receivables	(443)	242	(441)

— Trade liabilities	802	1,186	1,081

— Other assets and liabilities	820	(648)	1,021

Cash provided by operating activities	12,353	11,060	13,826

Purchases of fixed assets:

— Increase in equipment on operating leases	(20,236)	(17,678)	(15,604)

— Purchases of property, plant and equipment	(6,580)	(6,386)	(6,614)

— Purchases of other fixed assets	(272)	(514)	(303)

Proceeds from disposals of equipment on operating leases	11,643	10,468	11,951

Proceeds from disposals of fixed assets	1,098	741	643

Payments for investments in businesses	(552)	(264)	(1,021)

Proceeds from disposals of businesses	516	1,218	1,209

Investments in/collections from wholesale receivables	(5,195)	(5,978)	(10,432)

Proceeds from sale of wholesale receivables	5,288	6,331	10,260

Investments in retail receivables	(27,073)	(30,488)	(28,946)

Collections on retail receivables	21,262	17,148	16,577

Proceeds from sale of retail receivables	8,612	9,531	9,196

Acquisitions of securities (other than trading)	(10,773)	(4,211)	(5,175)

Proceeds from sales of securities (other than trading)	11,025	3,481	4,785

Change in other cash	15	(81)	(134)

Cash used for investing activities	(11,222)	(16,682)	(13,608)

Change in commercial paper borrowings and short-term financial liabilities	1,407	2,453	129

Additions to long-term financial liabilities	14,322	15,013	16,436

Repayment of long-term financial liabilities	(15,867)	(13,370)	(12,518)

Dividends paid (including profit transferred from subsidiaries)	(1,575)	(1,547)	(1,537)

Proceeds from issuance of capital stock (including minority interests)	227	30	44

Purchase of treasury stock	(27)	(30)	(36)

Cash provided by (used for) financing activities	(1,513)	2,549	2,518

Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	620	(313)	(1,069)

Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	238	(3,386)	1,667

Cash and cash equivalents (maturing within 3 months)

At beginning of period	7,381	10,767	9,100

At end of period	7,619	7,381	10,767

*
For other information regarding Consolidated Statements of Cash Flows, see Note 30.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business[1]			Financial Services[1,2]
Year ended December 31,			Year ended December 31,
						(in millions of €)
2005	2004	2003	2005	2004	2003

1,824	1,279	(568)	1,022	1,187	1,016	Net income (loss)

63	(113)	30	11	5	5	Income (loss) applicable to minority interests

5	—	30	—	—	—	Cumulative effects of changes in accounting principles

(732)	(281)	(956)	—	—	—	Gains on disposals of shares in companies

—	—	1,960	—	—	—	Impairment of investment in EADS

667	544	609	5,674	4,901	4,970	Depreciation and amortization of equipment on operating leases

6,251	5,693	5,735	61	124	103	Depreciation and amortization of fixed assets

(356)	(1,211)	194	(453)	618	450	Change in deferred taxes

(92)	951	539	(11)	(18)	(1)	Equity (income) loss from equity method investments

297	(288)	141	1	13	19	Change in financial instruments

(1,320)	(524)	(424)	(50)	4	—	(Gains) losses on disposals of fixed assets/securities

(3)	(29)	82	(1)	3	(11)	Change in trading securities

93	1,198	1,098	77	146	(83)	Change in accrued liabilities

(36)	145	469	—	—	—	Turnaround plan expenses (gains) — Chrysler Group

(92)	(219)	(279)	—	—	—	Turnaround plan payments — Chrysler Group

(207)	(2,455)	(2,670)	—	—	—	Net changes in inventory-related receivables from financial services

						Changes in other operating assets and liabilities:

(1,518)	(1,535)	(502)	(1)	142	209	— Inventories, net

(419)	210	(500)	(24)	32	59	— Trade receivables

806	1,193	1,082	(4)	(7)	(1)	— Trade liabilities

989	(805)	715	(169)	157	306	— Other assets and liabilities

6,220	3,753	6,785	6,133	7,307	7,041	Cash provided by operating activities

						Purchases of fixed assets:

(4,181)	(3,828)	(3,973)	(16,055)	(13,850)	(11,631)	— Increase in equipment on operating leases

(6,537)	(6,298)	(6,539)	(43)	(88)	(75)	— Purchases of property, plant and equipment

(253)	(496)	(250)	(19)	(18)	(53)	— Purchases of other fixed assets

4,996	4,514	4,577	6,647	5,954	7,374	Proceeds from disposals of equipment on operating leases

1,066	705	606	32	36	37	Proceeds from disposals of fixed assets

(566)	(244)	(967)	14	(20)	(54)	Payments for investments in businesses

186	1,176	1,179	330	42	30	Proceeds from disposals of businesses

26,963	29,911	37,346	(32,158)	(35,889)	(47,778)	Investments in/collections from wholesale receivables

(27,246)	(27,849)	(34,938)	32,534	34,180	45,198	Proceeds from sale of wholesale receivables

3,818	4,457	3,829	(30,891)	(34,945)	(32,775)	Investments in retail receivables

(2,824)	(3,848)	(3,206)	24,086	20,996	19,783	Collections on retail receivables

(504)	(115)	(361)	9,116	9,646	9,557	Proceeds from sale of retail receivables

(10,773)	(4,210)	(4,963)	—	(1)	(212)	Acquisitions of securities (other than trading)

11,017	3,445	4,687	8	36	98	Proceeds from sales of securities (other than trading)

75	(189)	(207)	(60)	108	73	Change in other cash

(4,763)	(2,869)	(3,180)	(6,459)	(13,813)	(10,428)	Cash used for investing activities

848	1,481	(1,392)	559	972	1,521	Change in commercial paper borrowings and short-term financial liabilities

2,297	2,661	5,469	12,025	12,352	10,967	Additions to long-term financial liabilities

(4,609)	(6,953)	(4,229)	(11,258)	(6,417)	(8,289)	Repayment of long-term financial liabilities

(287)	(585)	(908)	(1,288)	(962)	(629)	Dividends paid (including profit transferred from subsidiaries)

195	(255)	(220)	32	285	264	Proceeds from issuance of capital stock (including minority interests)

(27)	(30)	(36)	—	—	—	Purchase of treasury stock

(1,583)	(3,681)	(1,316)	70	6,230	3,834	Cash provided by (used for) financing activities

548	(291)	(981)	72	(22)	(88)	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)

422	(3,088)	1,308	(184)	(298)	359	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)

						Cash and cash equivalents (maturing within 3 months)

6,381	9,469	8,161	1,000	1,298	939	At beginning of period

6,803	6,381	9,469	816	1,000	1,298	At end of period

1
Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

2
Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Fixed Assets Schedule

	Acquisition or Manufacturing Costs
(in millions of €)	Balance at January 1, 2005	Currency change	Change in consolidated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2005

Goodwill	3,049	361	16	176	—	520	3,082
Other intangible assets	3,477	417	—	274	169	205	4,132

Intangible assets	6,526	778	16	450	169	725	7,214

Land, leasehold improvements and buildings including buildings on land owned by others	20,995	1,145	(15)	270	377	393	22,379
Technical equipment and machinery	32,536	2,766	4	847	1,976	1,854	36,275
Other equipment, factory and office equipment	22,797	2,242	5	1,502	1,517	1.856	26,207
Advance payments relating to plant and equipment and construction in progress	4,268	494	16	4,002	(4,053)	47	4,680

Property, plant and equipment	80,596	6,647	10	6,621	(183)	4,150	89,541

Investments in affiliated companies	1,026	17	(161)	165	9	126	930
Loans to affiliated companies	247	—	(108)	47	—	48	138
Investments in associated companies	4,334	15	21	140	(14)	513	3,983
Investments in related companies	1,033	8	(22)	312	5	568	768
Loans to associated and related companies	242	10	—	11	—	190	73
Long-term securities	611	29	—	147	—	180	607
Other loans	258	—	(4)	15	201	244	226

Investments and long-term financial assets	7,751	79	(274)	837	201	1,869	6,725

Equipment on operating leases	35,080	4,425	275	20,236	(187)	14,933	44,896

1      Currency translation changes with period end rates.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

Depreciation/Amortization							Book Value[1]
Balance at January 1, 2005	Currency change	Change in consoli- dated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2005	Balance at December 31, 2005	Balance at December 31, 2004	(in millions of €)

1,046	130	—	30	—	5	1,201	1,881	2,003	Goodwill
806	57	(5)	201	2	120	941	3,191	2,671	Other intangible assets

1,852	187	(5)	231	2	125	2,142	5,072	4,674	Intangible assets

9,570	465	9	671	(7)	207	10,501	11,878	11,425	Land, leasehold improvements and buildings including buildings on land owned by others
21,436	1,596	(3)	3,005	(9)	1,697	24,328	11,947	11,100	Technical equipment and machinery
15,497	1,448	3	2,351	57	1,484	17,872	8,335	7,300	Other equipment, factory and office equipment
76	15	—	12	(2)	—	101	4,579	4,192	Advance payments relating to plant and equipment and construction in progress

46,579	3,524	9	6,039	39	3,388	52,802	36,739	34,017	Property, plant and equipment

211	1	(8)	32	—	72	164	766	815	Investments in affiliated companies
10	—	(6)	2	—	—	6	132	237	Loans to affiliated companies
(2)	5	7	—	—	—	10	3,973	4,336	Investments in associated companies
253	—	(17)	4	—	60	180	588	780	Investments in related companies
164	—	—	1	—	164	1	72	78	Loans to associated and related companies
12	—	—	—	—	11	1	606	599	Long-term securities
64	—	(4)	3	—	56	7	219	194	Other loans

712	6	(28)	42	—	363	369	6,356	7,039	Investments and long-term financial assets

8,369	1,035	56	6,341	(41)	5,102	10,658	34,238	26,711	Equipment on operating leases

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements

BASIS OF PRESENTATION

1. Summary of Significant Accounting Policies

        General. The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts are presented in millions of euros ("€").

        Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation. In connection with an internal investigation of certain accounts, transactions and payments, DaimlerChrysler made adjustments to its January 1, 2003 stockholders' equity balance to correct for misstatements in years prior to 2003 and recognized charges in its 2005 consolidated financial income statement to correct for misstatements in the years 2003 and 2004 (see Note 31). DaimlerChrysler also adjusted its January 1, 2003 stockholders' equity balance and recognized charges in its 2005 income relating to the years 2003 and 2004 to correct the accounting for certain derivative instruments that did not qualify for hedge accounting treatment, deferred income taxes of its U.S. subsidiaries, and other minor misstatements. The charges recognized for 2003 and 2004 had the effect of reducing operating profit by €55 million, financial income by €58 million, tax expense by €7 million, and 2005 net income by €106 million in the 2005 statement of income. The total adjustments relating to the years prior to 2003 had the effect of increasing stockholders' equity as of January 1, 2003 by €72 million. The 2003 and 2004 misstatements were not material to those years and the charges recognized in 2005 to correct the misstatements of those years were not material to the consolidated statement of income for 2005. In addition, the adjustments to January 1, 2003 stockholders' equity to correct the cumulative misstatements as of that date were not material to beginning stockholders' equity as of January 1, 2003.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP results of operations and financial position of the Group's industrial or financial services business activities. Information concerning the financial services business activities of the Group contains the financing and leasing business of the Financial Services segment without Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

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

        Risks and uncertainties. DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; dependence on suppliers of parts and services, primarily single source suppliers; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

        Principles of Consolidation. The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries and certain variable interest entities for which DaimlerChrysler is determined to be the primary beneficiary (see Note 2).

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

        Foreign Currencies. The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. The statements of income and the statements of cash flows are translated using average exchange rates during the respective periods.

        The exchange rates of the U.S. dollar, as the significant foreign currency, used in preparation of the consolidated financial statements were as follows:

		2005	2004	2003
		€1 =	€1 =	€1 =
Exchange rate at December 31,		1.1797	1.3621	1.2630
Average exchange rates	First Quarter	1.3113	1.2497	1.0735
	Second Quarter	1.2594	1.2046	1.1355
	Third Quarter	1.2199	1.2218	1.1248
	Fourth Quarter	1.1897	1.2977	1.1885

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

        DaimlerChrysler uses price discounts to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

        The Group records as a reduction to revenue at the time of sale to the dealer the estimated impact of sales incentives programs offered to dealers and consumers. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory.

        The Group offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period if the sum of expected costs for services under the contract exceeds unearned revenue.

        For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their relative fair values when criteria for separation are met.

        When below market rate loans under special financing programs are used to promote sales of vehicles and the Financial Services segment finances the vehicle, the effect of the rate differential at the contract origination date is deducted from revenues and recorded as unearned income in the consolidated balance sheet. The Financial Services segment amortizes the unearned income balance into earnings using the interest method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

        Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease in accordance with Emerging Issues Task Force ("EITF") 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." The guarantee of the resale value may take the form of an obligation by DaimlerChrysler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from resale of these vehicles are included in gross profit.

        Revenue from operating leases is recognized on a straight-line basis over the lease term.

        Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

        Sales of receivables. The Group transfers significant amounts of automotive finance receivables in the ordinary course of business to trusts in "asset-backed securitizations" and "whole loan sales" and usually remains as servicer for a servicing fee. The accounting for securitized sold receivables is based upon the financial component approach that focuses on control according to the provisions of Statement of Financial Accounting Standards ("SFAS") 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

        Servicing fees are recognized on a consistent yield basis over the remaining term of the related receivables sold.

        Gains and losses from the sale of finance receivables are recognized as revenues in the period in which the sale occurs. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the receivable pool sold is allocated between the portion sold and the portion retained based upon their relative fair values.

        Further information on the Group's securitized sold receivables is included in Note 34.

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

        Sales of Newly Issued Subsidiary Stock. Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler's percentage ownership ("dilution gains and losses") and DaimlerChrysler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in the Group's consolidated statement of income in the line item "Other financial income (expense), net."

        Income taxes. Current income taxes are determined based on respective local taxable income and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed. Deferred tax reflects the changes in deferred tax assets and liabilities except for changes recognized in other comprehensive loss. Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry forwards and tax credits. Amortization of these differences or realization of loss carry forwards and tax credits are based on enacted local tax rules and tax rates. DaimlerChrysler recognizes a valuation allowance on deferred tax assets if it is more likely than not that the benefit from the deferred tax asset will not be realized.

        Discontinued Operations. The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the Group's statement of income for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of the disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operations, a component must also meet the conditions to be classified as held for sale. Net assets of a discontinued Group component classified as held for sale are measured at the lower of its carrying amount or fair value less cost to sell. Gains from the sale of a discontinued Group component are recognized in the period realized and reported separately.

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

        Earnings Per Share. Basic earnings per share are calculated by dividing income from continuing operations and net income, respectively, by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted (see Note 36).

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

        Property, Plant and Equipment. Property, plant and equipment is valued at acquisition or manufacturing costs plus the fair value of related asset retirement costs, if any and if reasonably estimable, less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value less accumulated amortization. Depreciation expense is recognized using the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead including depreciation charges as well as the fair value of related asset retirement cost, if any. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. Property, plant and equipment are depreciated over the following useful lives:

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

        Impairment of Long-Lived Assets. Long-lived assets held and used, such as property, plant and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group's financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value of the asset or group of assets.

        Assets and liabilities held for sale. Long-lived assets and disposal groups classified as held for sale (including discontinued operations) are disclosed separately. Long-lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. See Notes 4 and 10 for further information.

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

        Valuation of Retained Interests in Securitized Sold Receivables. DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. The retained interest balance represents DaimlerChrysler's right to receive collections on the transferred receivables in excess of amounts required by the securitization trust to pay the interest and principal to investors, servicing fees, and other required payments. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the securitized sold receivables, expected future credit losses arising from the collection of the securitized sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

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

        Cash Equivalents. The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers those highly liquid instruments with original maturities of three months or less to be cash equivalents.

        Derivative Instruments and Hedging Activities. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or accrued liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive loss, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive loss on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

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

        Stock-Based Compensation. DaimlerChrysler adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all stock-options granted after December 31, 2002, has been measured principally at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
(in millions of €)	2005	2004	2003
Net income	2,846	2,466	448
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	57	81	81
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(59)	(113)	(164)

Pro forma net income	2,844	2,434	365

Earnings per share (in €):
Basic	2.80	2.43	0.44
Basic — pro forma	2.80	2.40	0.36
Diluted	2.80	2.43	0.44
Diluted — pro forma	2.79	2.40	0.36

        Further information on stock-based compensation is included in Note 24.

        New Accounting Standards Not Yet Adopted. In December 2004 the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R establishes the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R originally applied to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date. The effective date of SFAS 123R was deferred by an SEC Rule until the beginning of the first annual period beginning after June 15, 2005. DaimlerChrysler will adopt SFAS 123R as of January 1, 2006, using a modified version of prospective application. DaimlerChrysler expects the cumulative effect from the adoption of SFAS 123R to increase expense by €9 million in the first quarter of 2006.

        In June 2005 the FASB ratified EITF 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)." EITF 05-5 provides guidance on the accounting for the German Altersteilzeit ("ATZ") early retirement program and other types of benefit arrangements with the same or similar terms. The ATZ program is an early retirement program in Germany designed to create an incentive for employees within a certain age group, to transition from full or part-time employment into retirement before their legal retirement age. The ATZ program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, "Employer's Accounting for Postretirement Benefits," with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period ends. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate in fiscal years beginning after December 15, 2005. DaimlerChrysler expects the adoption of EITF 05-5 to result in income after taxes of approximately €0.1 billion from the reduction of the related provision that will be recognized in the income of the first quarter 2006 in the Group's consolidated financial statements.

2. Scope of Consolidation and Certain Variable Interest Entities

        Scope of Consolidation. DaimlerChrysler comprises, besides DaimlerChrysler AG, 494 (2004: 485) German and non-German subsidiaries as well as 4 (2004: 4) companies (variable interest entities) that have been consolidated in accordance with the requirements of FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities ("FIN 46R")". A total of 96 (2004: 105) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2005, 18 subsidiaries were included in the consolidated financial statements for the first time. A total of 9 subsidiaries were no longer included in the consolidated group. The effects of changes in the Group's consolidated balance sheets and the consolidated statements of income, if material, are explained further in the notes to the consolidated financial statements. In addition, 3 (2004: 3) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The impact of non-consolidated subsidiaries (affiliated companies) and investments that were not accounted for using the equity method of accounting (associated companies) on the consolidated financial position, results of operations or cash flows of the Group was neither material for individual companies nor in the aggregate.

        Variable Interest Entities. DaimlerChrysler applied the provisions FIN 46R to special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The implementation of FIN 46R resulted in the consolidation of several leasing arrangements that were off-balance in the past and qualify as special purpose entities as defined in FIN 46R. DaimlerChrysler is the primary beneficiary of those structures and, accordingly, consolidated them effective December 31, 2003. Under the leasing arrangements, variable interest entities were established which raised funds by issuing either debt or equity securities to third party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment or re-lease the property and equipment under new terms. Total assets of those consolidated entities amount to €0.5 billion and €0.7 billion and total liabilities amount to €0.7 billion and €0.8 billion as of December 31, 2005 and 2004, respectively. The cumulative effect of consolidating these special purpose entities on the Group's consolidated statement of income in 2003 was €(30) million, net of taxes of €35 million (€(0.03) per share). The assets consist primarily of property, plant and equipment that generally serves as collateral for the entities' long-term borrowings. The creditors of these entities do not have recourse to the general credit of the Group, except to the extent of guarantees provided.

        In addition, DaimlerChrysler has equity or other variable interests in a number of other variable interest entities where it is not the primary beneficiary. Among these entities are Toll Collect, multi-seller bank conduits, and other variable interest entities. Note 3 provides disclosure about the Group's involvement in Toll Collect, while multi-seller bank conduits are discussed in Note 34. DaimlerChrysler's aggregate maximum exposure to loss arising from its investments in the other variable interest entities was €0.4 billion as of December 31, 2005.

3. Significant Equity Method Investments

        EADS. At December 31, 2005, the European Aeronautic Defence and Space Company EADS N.V. ("EADS") was the most significant investment accounted for under the equity method. The Group's legal ownership percentage in EADS as of December 31, 2005, was 30%.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 EADS shares (3% of the voting stock). The securities lending has several tranches with terms ranging between three and four years. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler. Because this transaction does not meet the criteria of a sale, the loaned shares continue to be carried as investments on the balance sheet and, accordingly, our proportionate share of EADS' income is still accounted at a percentage of 33%.

        As of September 30, 2003, DaimlerChrysler determined that the decline in fair value below the carrying value of its investment in EADS was other than temporary. To evaluate the fair value of the investment the Group used the market price of a share of EADS common stock, multiplied by the number of shares owned. In making that determination, DaimlerChrysler considered the duration and severity of the decline and the reasons for the decline. Although EADS is involved in a variety of businesses, it is primarily an aircraft manufacturer because of its Airbus division, which manufactures commercial aircraft and represents more than 60% of EADS' revenues. As a consequence, EADS' share price declined as a result of the negative outlook for the airline industry in the aftermath of the terrorist attacks at September 11, 2001, the outbreak of the SARS disease, the war in Iraq and the decline of the U.S. dollar compared to the euro which further depressed market participants' expectations for the commercial airline industry. Consequently, DaimlerChrysler reduced the carrying value of its investment in EADS by €1.96 billion to its market value, based on the quoted market price, which approximated €3.5 billion at that time. As a result of the impairment a new cost basis was established.

        DaimlerChrysler's equity in the earnings or losses of EADS was €324 million, €249 million and €(1,845) million in 2005, 2004 and 2003, respectively, including investor-level adjustments. DaimlerChrysler's equity in the earnings or losses of EADS is shown in the Group's statements of income within "Financial income (expense), net," except for the other than temporary impairment of €1,960 million in 2003, which is included in a separate caption within "financial income (expense), net."

        The carrying amount of DaimlerChrysler's investment in EADS at December 31, 2005 and 2004 was €3,564 million and €3,854 million, respectively. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2005 and 2004, by €1,899 million, primarily as a result of the impairment recognized in the third quarter of 2003. The market value at December 31, 2005, of DaimlerChrysler's investment in EADS based on quoted market prices was €8,507 million.

        The following table presents summarized U.S. GAAP financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

EADS

  (in millions of €)
   Income statement information1

	2005	2004	2003
Revenues	32,542	30,977	27,650
Net income	980	753	348

        Balance sheet information2

Fixed assets	32,462	29,331
Non-fixed assets	36,935	34,525

Total assets	69,397	63,856

Stockholders' equity	16,557	17,434
Minority interests	1,811	1,971
Accrued liabilities	10,825	9,299
Other liabilities	40,204	35,152

Total liabilities and stockholders' equity	69,397	63,856

1
For the period October 1 to September 30.

2
Balance sheet information as of September 30.

        MMC. On April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler AG decided to withdraw from providing any financial support to Mitsubishi Motors Corporation ("MMC") and not to participate in a recapitalization of MMC anticipated to occur in July 2004. At the time of this decision, DaimlerChrysler held 37% of MMC's voting stock and was represented by 3 of the 8 (37.5%) of the members of MMC's board of directors.

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

        The new investor that acquired a 33.3% voting interest entered into a contractual agreement with MMC that awarded it the unilateral right to make significant operating decisions. In addition, the new shareholder acted in concert with other large institutional shareholders who together with the new shareholder own a majority of the voting stock. Accordingly, such Japanese shareholder groups who acted in concert in the recapitalization were in a position to control MMC.

        The MMC board of directors was comprised of 12 board members in total, with DaimlerChrysler's board representation reduced to 2 board members (16.7%) which did no longer enable DaimlerChrysler to block or veto any matters coming to a vote at board level.

        DaimlerChrysler's ownership interest in voting stock was diluted from 37.0% to 24.7% in the second quarter of 2004. The dilution below one-third was significant because Japanese laws require a one-third minimum quorum to afford shareholder protective rights, e.g. in cases of the dissolution of the company, the sale of all or substantial part of the business of the company, or agreements to merge with other companies. As a result, DaimlerChrysler no longer had the blocking and veto rights that DaimlerChrysler believes are essential to exercise significant influence by ownership interest. DaimlerChrysler surrendered significant rights by agreeing not to oppose the restructuring plan. Upon conversion of the mandatory convertible preferred instruments issued to other MMC investors, DaimlerChrysler's interest in MMC's voting stock would have been further diluted to below 11%.

        Furthermore, all executive officers appointed by DaimlerChrysler resigned and all other DaimlerChrysler expatriates, in total more than 50 managers that were assigned to this investee, left MMC prior to June 30, 2004, and returned to DaimlerChrysler. Even prior to the June 29, 2004 shareholder meeting, an announcement was made on May 24, 2004 informing MMC employees that DaimlerChrysler's assignees had been released from their managerial responsibilities and had delegated their responsibilities to other managers, none of whom were related to DaimlerChrysler.

        Based on the factors outlined above, DaimlerChrysler lost its ability to significantly influence MMC's operating and financial policies. Consequently, as of the annual shareholders' meeting of MMC on June 29, 2004, DaimlerChrysler ceased to account for its investment in MMC using the equity method and has accounted for MMC shares as a marketable security at fair value until the disposition of such shares (see Note 20).

        Through June 29, 2004, the results from MMC were included in the Group's consolidated statements of income using the equity method of accounting. The Group's proportionate share in the negative results of MMC through June 29, 2004 and 2003, was €(655) million and €(281) million, respectively. The amount for 2004 includes the effects from the dilution of the Group's interest in MMC of €(135) million and related realized gains from currency hedging of the net investment of €195 million (after tax €120 million). These effects from the dilution as well as these realized gains from currency hedging are reflected in DaimlerChrysler's consolidated statement of income in the line item "financial income (expense), net".

        In November 2005, DaimlerChrysler sold all of its MMC shares for €970 million in cash. Due to the gain on that sale DaimlerChrysler's financial income and net income for 2005 increased by €681 million and €502 million, respectively.

        The following table presents summarized U.S. GAAP financial information for MMC, which was the basis for applying the equity method in the Group's consolidated financial statements:

MMC

  (in millions of €)
   Income statement information1

	2004	2003
Revenues	9,858	27,129
Net loss	(1,730)	(759)

1
2004 for the period October 1, 2003 to March 31, 2004; 2003 for the period October 1, 2002 to September 30, 2003, respectively.

        Toll Collect. In 2002, our subsidiary DaimlerChrysler Financial Services AG (formerly DaimlerChrysler Services AG), Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop and, within a joint venture company, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect"). DaimlerChrysler accounts for its 45% ownership interest in Toll Collect using the equity method of accounting. The Group has a significant variable interest in Toll Collect, a variable interest entity, but determined that it is not the primary beneficiary and therefore not required to consolidate Toll Collect. In the operating agreement, each of the consortium members (including DaimlerChrysler Financial Services AG) has provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany. These guarantees are described in more detail below. Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

        The following table presents summarized U.S. GAAP financial information for Toll Collect, which was the basis for applying the equity method in the Group's consolidated financial statements:

Toll Collect

  (in millions of €)
   Income statement information for the year

	2005	2004	2003
Revenues	522	—	—
Net loss	(143)	(1,071)	(206)

        Balance sheet information as of December 31

Noncurrent assets	457	458
Current assets	467	77
Total assets	924	535
Equity	(789)	(934)
Noncurrent liabilities	38	1,173
Current liabilities	1,675	296

Total liabilities and equity	924	535

        During the construction period of the toll collection system, the most significant assumptions used in accounting for the investment in Toll Collect related to the launch date of the toll collection system, the estimated cost to design and construct the system, and the operation of the system.

        According to the Operating Agreement, the toll collection system was to be operational no later than August 31, 2003. After a delay in the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the Operating Agreement (phase 2). On December 20, 2005 Toll Collect GmbH received a preliminary operating permit as specified in the Operating Agreement. Toll Collect GmbH expects to receive a final operating permit in April 2006. Failure to obtain the final operating permit by

January 1, 2007, at the latest, may lead to termination of the operating agreement by the Federal Republic of Germany.

        With the successful start of phase 1, for the period beginning January 1, 2005, Toll Collect GmbH received remuneration for the infrastructure and the operation of the toll collection system from the Federal Republic of Germany. Certain immaterial penalties have been set off from the remuneration by the Federal Republic of Germany. According to the implementation agreement of April 23, 2004, the Federal Republic of Germany paid Toll Collect GmbH only 95% of the fees which would otherwise had been payable under the Operating Agreement due to the slightly reduced technical functionality during phase 1.

        Failure to perform various obligations under the Operating Agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year until September 30, 2006, at €150 million per year thereafter until the final operating permit has been issued, and at €100 million per year following issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

        During phase 1 any offsetting with claims of the Federal Republic of Germany stemming from the period before January 1, 2005, including contractual penalties and damages, was excluded. The exclusion of offsetting according to the implementation agreement does not cover damages and contractual penalties arising with the beginning of phase 1. In phase 2 there are no limitations to offsetting by the Federal Republic of Germany. In case of any offsetting Toll Collect GmbH insofar may not receive remuneration. In case of offsetting, the consortium members may be required to provide Toll Collect GmbH with sufficient liquidity.

        The Operating Agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues that allegedly arose from delays in the operability of the toll collection system. See Note 31 for additional information.

        Each of the consortium members (including DaimlerChrysler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, DaimlerChrysler AG has guaranteed bank loans obtained by the consortium. The guarantees are described in detail below:

  •
  Guarantee of bank loan. DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €600 million, which represents a 50% share of security to bank loans obtained by the consortium.

  •
  Guarantee of obligations. Towards the Federal Republic of Germany the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expires one year after the successful launch of the completed toll collection system which we expect in April 2006.

  •
  Equity Maintenance Undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (so called "Equity Maintenance Undertaking"). This obligation will terminate on August 31, 2015, when the Operating Agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

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

        debis AirFinance. In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in debis AirFinance B.V. ("dAF"), an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks held the remaining ownership interests in dAF. DaimlerChrysler held significant variable interests in dAF, a variable interest entity, but determined that it was not the primary beneficiary and therefore not required to consolidate dAF. DaimlerChrysler's involvement with dAF consisted primarily of its equity interest and also subordinated loans receivable and unsecured loans provided to dAF. In the fourth quarter of 2004, DaimlerChrysler recorded impairment charges of €222 million relating to its investment which were based on estimates of the fair value of DaimlerChrysler's proportionate share of dAF's underlying equity and of the loans provided to dAF.

        In June 2005, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 45% equity interest in dAF and its outstanding subordinated loans receivable and unsecured loans to dAF for €325 million in cash to Cerberus Capital Management, L.P., subject to indemnification for exposures incurred prior to the sale up to a maximum of $30 million. The sale did not have a material impact on the Group's net income.

        Prior to the sale, DaimlerChrysler accounted for its investment in dAF using the equity method of accounting.

4. Acquisitions and Dispositions

Acquisitions

        MFTBC. On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for €764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC's interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million, consisting of consideration paid plus direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively), plus a re-allocation of €87 million of the initial purchase price of MMC pertaining to MFTBC and previously included in the Group's investment in MMC, which was an equity method investee of DaimlerChrysler when the business combination with MFTBC was consummated. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group's Commercial Vehicles segment. Prior to then, the Group's proportionate share of MFTBC's results was included in the Commercial Vehicles segment using the equity method of accounting (see also Note 35).

        Subsequent to DaimlerChrysler's acquisition of a controlling interest in MFTBC, a number of quality problems concerning MFTBC vehicles spanning production years since July 1974 were identified. During the second and third quarters of 2004, DaimlerChrysler was able to comprehensively assess those quality issues and define necessary technical solutions and a course of action to implement them. The estimates of cost in the interim periods of 2004 were based on the status of the investigation and DaimlerChrysler's best estimate of the probable costs to be incurred to address and remedy the identified quality issues.

        Of the €1.1 billion quality costs recorded in 2004 by MFTBC, (i) €0.1 billion was recognized in "Financial income (expense), net" in the statement of income representing DaimlerChrysler's proportionate share of the results of MFTBC, which was included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period was closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

        DaimlerChrysler assigned €95 million of the aggregate preliminary purchase price to registered trademarks that are not subject to amortization, €81 million to technology with a useful life of 10 years, €49 million to other identifiable intangible assets and €14 million to acquired in-process R&D that was expensed in the periods the investments were made. In addition, DaimlerChrysler assigned €6,206 million to tangible assets acquired and €5,469 million to liabilities assumed. The remaining €275 million was allocated to goodwill of the Commercial Vehicles segment and is not expected to be deductible for tax purposes.

        During the first quarter of 2005, MFTBC finished investigating the product quality reports and finalized its conclusions about the issues that required action. The level of information reached during this process enabled DaimlerChrysler to refine its estimate of the probable cost and an additional amount of €5 million was recorded in the first quarter of 2005. MFTBC expects to be able to complete the majority of the field campaigns by the end of the first quarter of 2006.

        Under the two share purchase agreements under which DaimlerChrysler acquired 43% and 22%, respectively, of MFTBC shares, DaimlerChrysler had the right to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC resulted in a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. Under the terms of the settlement agreement, DaimlerChrysler received (i) MMC's remaining 20% stake in MFTBC, (ii) a cash payment of €72 million, (iii) promissory notes having an aggregate face value of €143 million, payable in four equal installments over the next four years and (iv) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. The parties also clarified the terms of their cooperation under other, ongoing agreements. The fair value assigned to the consideration received from MMC was €0.5 billion and has been allocated to income and goodwill consistent with DaimlerChrysler's accounting for the quality issues subsequent to the business combination. Accordingly, €0.3 billion was recognized as a reduction of cost of sales in the first quarter of 2005 based on DaimlerChrysler's proportionate after-tax loss recorded in the second and third quarter of 2004 relating to quality measures and €0.2 billion was recognized as reduction of goodwill.

        As a result of the settlement with MMC, DaimlerChrysler's controlling interest in MFTBC increased from 65% to 85% and the aggregate purchase price after giving effect to the price reduction was €1,014 million. As of June 30, 2005, goodwill of €53 million related to final purchase price allocation of MFTBC was allocated to the Commercial Vehicles segment. The goodwill is not expected to be deductible for tax purposes.

Dispositions

        Off-Highway business. In September 2005, DaimlerChrysler acquired the 11.65% interest in MTU Friedrichshafen GmbH ("MTU-F") held by minority shareholders for €171 million in cash, including direct transaction costs. DaimlerChrysler has subsequently owned 100% of the MTU-F shares. As a result of this transaction, DaimlerChrysler recorded a preliminary goodwill of €134 million that was allocated to goodwill of the Other Activities segment.

        On December 27, 2005, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway Business Unit, including the MTU-F Group and the Off-Highway activities of Detroit Diesel Corporation. The sale price, which still has to be determined finally, is based on an enterprise value of €1,600 million which is subject to adjustments for cash, debts, pensions and a standardized net working capital.

        The closing of the transaction, which is expected to occur in the first quarter of 2006, is subject to certain closing conditions, e.g. approval of the relevant anti-trust authorities. Furthermore, the transaction has to be submitted for review by the Federal Ministry of Economics and Technology under the German Foreign Trade and Payments Act (see Note 10 for presentation).

        ALF. In the third quarter of 2005, as part of the Group's ongoing strategy to focus on its core automotive business, Freightliner, a wholly-owned U.S. subsidiary of DaimlerChrysler, entered into an agreement to sell major parts of its subsidiary American LaFrance ("ALF"), a fire-truck manufacturer, to an U.S. investment company. The sale was closed in the fourth quarter of 2005. Prior to the sale and based upon the agreed purchase price, Freightliner recorded asset impairment charges in 2005 of €87 million, related to the write-down of inventories and certain long-lived assets, which are reflected in cost of sales and other operating expenses of the Commercial Vehicles segment.

        Hyundai. In May 2004, as part of the realignment of its strategic alliance with Hyundai Motor Company ("HMC"), DaimlerChrysler terminated discussions with HMC regarding the formation of a commercial vehicles joint venture. Also in May 2004, DaimlerChrysler sold its non-controlling 50% interest in DaimlerHyundai Truck Corporation ("DHTC") to HMC for a total pretax gain of €60 million (€27 million was recognized in other income and €33 million is recognized in financial income (expense), net), which is attributed to the Commercial Vehicles segment. In August 2004, as part of the realignment of its strategic alliance with HMC, DaimlerChrysler sold its 10.5% stake in HMC for €737 million in cash, resulting in a pretax gain of €252 million that is included in financial income (expense), net.

        MTU Aero Engines. On December 31, 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 100% equity interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis Roberts & Co. Ltd. ("KKR"), an investment company. The sales price for the operative business of MTU Aero Engines amounted to €1,450 million. Excluding cash, cash equivalents and debts, which remain at MTU Aero Engines, the net sales price amounted to €1,052 million. Consideration received by DaimlerChrysler included a note receivable from KKR and cash of €877 million. As a result of this transaction, DaimlerChrysler paid a compensation of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, in January 2004. In 2003, DaimlerChrysler realized a gain of €882 million from this sale, net of taxes of €149 million. The operating results and cash flows from MTU Aero Engines' business are included in DaimlerChrysler's consolidated financial statements through December 31, 2003. However the operating results and gain are presented as discontinued operations in accordance with SFAS 144 (see Note 10).

        Other dispositions. In November 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold a 60% interest in Mercedes-Benz Lenkungen GmbH, its 100% interest in Mercedes-Benz Lenkungen U.S. LLC and its 100% interest in the steering activities of DaimlerChrysler do Brasil Ltda. to ThyssenKrupp Automotive AG ("ThyssenKrupp") for €42 million in cash. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH was subject to put and call options held by DaimlerChrysler and ThyssenKrupp, respectively, of approximately €28 million. The sales resulted in an aggregate pretax gain of €11 million in 2003, which is included in other income of the Commercial Vehicles segment. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH was accounted for using the equity method. In November 2005, the Group exercised its Put Option to sell its remaining 40%-stake in ThyssenKrupp Presta SteerTec (formerly: Mercedes-Benz Lenkungen GmbH) to ThyssenKrupp for a purchase price of €28 million.

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

Notes to Consolidated Statments of Income

5. Functional Costs and Other Expenses

        Selling, administrative and other expenses are comprised of the following:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Selling expenses	11,960	11,403	11,763
Administration expenses	6,092	6,008	5,351
Other expenses	932	561	658

	18,984	17,972	17,772

        In 2005, selling expenses include advertising costs of €2,512 million (2004: €2,748 million, 2003: €2,965 million).

        Headcount reduction initiative at Mercedes Car Group.    In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program is expected to reduce headcount by 8,500 employees in Germany, primarily through voluntary termination contracts. The initiative is expected to be finalized during the second half of 2006. The individual benefits are based on age, salary levels and past service.

        As of December 31, 2005, approximately 5,000 employees have signed severance contracts. For the contracts signed prior to December 31, 2005, expenditures of €670 million will be incurred; €570 million were recorded in income for 2005, primarily within cost of sales. An amount of €100 million is available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the worker's council of DaimlerChrysler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance distributed to employees otherwise. In 2005, €70 million were paid and €600 million remain within other liabilities at December 31, 2005.

        smart realignment.    Based on the unit sales development of the smart roadster and the smart forfour and the downward revisions to forecasted sales targets, DaimlerChrysler reduced its production and notified suppliers about declining production at the beginning of 2005. These developments resulted in increased operating and cash flow losses and an expectation that losses would continue in future periods. Therefore, DaimlerChrysler evaluated the recoverability of the carrying amount of the long-lived assets that generate cash flows largely independent of other assets and liabilities of the Group. The smart roadster had been assembled in a plant in France until the decision to cease production, whereas the asset group related to the smart forfour consists of owned real estate and equipment of a Dutch plant as well as leased equipment located with suppliers, but carried on DaimlerChrysler's balance sheet. As a result of the impairment tests, DaimlerChrysler recognized charges of €444 million in 2005 in "cost of sales" representing the excess of the carrying amount of these long-lived assets over their fair value. After the impairment charge, the remaining carrying amount of the assets represented the estimated fair value of land and buildings and other assets.

        As a result of the deterioration of operations in the first quarter of 2005, DaimlerChrysler decided to cease production of the smart roadster by the end of 2005 and provide incentives to dealers related to those vehicles. Thus, also included as a reduction of revenue or in "cost of sales" during 2005 were €140 million, to recognize the effects of inventory write-downs, higher incentives and lower residual values of vehicles.

        Further costs related to the realignment of smart during 2005, amounting to €301 million, arose primarily from supplier claims which resulted from the discontinuation of the smart roadster and the reduction of the production volume for the smart forfour. Estimated payments to the dealer network are also included. These charges were recognized in "cost of sales" and in "selling expenses".

        In connection with the activities related to the smart business unit, DaimlerChrysler also decided in 2005 not to proceed with the development of the smart SUV that was scheduled to be introduced in 2006. As a result of the decision to abandon the smart SUV, tooling and equipment located in the designated assembly plant in Brazil and equipment still under construction with suppliers for which firm purchase orders were in place, €61 million were written off in 2005 by a charge to "other expenses" to the extent those assets could not be redeployed for other purposes. Charges of €104 million were recognized during 2005 related to the liabilities arising from the cancellation of supply contracts and were recognized as "other expenses".

        In addition, plans to reduce workforce at the locations in Böblingen (Germany) and Hambach (France) were approved in 2005. According to those plans, by December 31, 2005, 185 employees have been transferred to other Group operations and continue to provide services there while 236 German employees had accepted termination benefits in accordance with the terms of a collective bargaining agreement consisting of cash severance, continued pay for a period after the end of service and job placement assistance; the employee services ended with the acceptance of the termination benefits. Therefore, charges for employee termination benefits of €24 million are included in 2005. In addition, charges for consulting services have been recorded totaling to €7 million in 2005.

        A goodwill impairment charge of €30 million was recognized in 2005 (see Note 12).

        All charges related to the realignment of smart, amounting to €1,111 million, relate to the Mercedes Car Group segment. The development of balances accrued in 2005, which lead to payments in subsequent periods, is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at January 1, 2005	—	—	—
Net charges	24	552	576
Payments	(16)	(443)	(459)

Balance at December 31, 2005	8	109	117

        The Mercedes Car Group expects the remaining balance of €117 million to be paid in 2006.

        Others.    In 2003, DaimlerChrysler recognized an impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil. The charge is included in cost of sales of the Mercedes Car Group segment.

        As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

        Personnel expenses and number of employees.    Personnel expenses included in the statement of income are comprised of:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Wages and salaries	19,750	18,750	18,897
Social security and payroll costs	3,371	3,294	3,178
Net pension cost (see Note 25a)	1,131	948	837
Net postretirement benefit cost (see Note 25a)	1,331	1,173	1,290
Other expenses for pensions and retirements	148	51	85

	25,731	24,216	24,287

        Number of employees (annual average):

	2005	2004	2003
Hourly employees	232,836	229,763	226,989
Salaried employees	139,220	134,949	129,656
Trainees/apprentices	14,409	14,307	14,039

	386,465	379,019	370,684

        Information on the remuneration to the current and former members of the Board of Management and to the current members of the Supervisory Board is included in Note 38.

6. Other Income

        Other income consists of the following:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Gains on sales of property, plant and equipment	351	94	58
Rental income, other than relating to financial services	101	100	110
Gains on sales of companies	64	128	11
Reimbursement of contract costs	—	—	17
Government subsidies	33	30	63
Other miscellaneous items	417	543	430

	966	895	689

        Other miscellaneous items consist of reimbursements under insurance policies, income from licenses, reimbursements of certain non-income related taxes and customs duties, income from various employee canteens and other miscellaneous items.

        Gains on sales of property, plant and equipment for the year ended December 31, 2005, include a €240 million gain on the sale of the Chrysler Group's Arizona Proving Grounds vehicle testing facility.

        Due to the repurchase of a note by its issuer, a gain of €53 million was realized in 2005 and is included in gains of sales on property, plant and equipment. The note was issued by MTU Aero Engines Holding AG to DaimlerChrysler in the context of the sale of MTU Aero Engines GmbH in 2003.

        As result of the settlement agreement in connection with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) in 2004, a gain of €120 million which had been deferred since 2001 was realized as other income.

7. Turnaround Plan for the Chrysler Group

        In 2001, the Supervisory Board of DaimlerChrysler AG approved a multi-year turnaround plan for the Chrysler Group. Key initiatives for the multi-year turnaround plan included a workforce reduction and an elimination of excess capacity.

        The net gains recorded for the plan in 2005 were €36 million (€23 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€34 million and €2 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were due to modifications of estimates related to workforce reductions and facility closures in 2005 and prior years.

        The net charges recorded for the plan in 2004 were €145 million (€89 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€139 million and €6 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were due to modifications of estimates related to workforce reductions and facility closures in 2004 and prior years.

        The net charges recorded for the plan in 2003 were €469 million (€288 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€462 million and €7 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were associated with the planned closing, significant downsizing and sale of certain manufacturing facilities between 2003 and 2005. The adjustments were also the result of modifications to previous estimates due to actual settlements or additional available information.

        Workforce reduction charges in 2005, 2004 and 2003 were €(15) million, €154 million and €209 million respectively. The charges for the voluntary early retirement programs, accepted by 223, 503 and 1,827 employees in 2005, 2004 and 2003, respectively, were formula driven based on salary levels, age and past service. Additionally, 618, 5,417 and 1,355 employees were involuntarily affected by the plan in 2005, 2004 and 2003, respectively. The amount of involuntary severance benefits paid and charged against the liability were €30 million, €51 million and €20 million in 2005, 2004 and 2003, respectively.

        The Chrysler Group recorded impairment charges of €(3) million, €43 million and €249 million in 2005, 2004 and 2003, respectively. The 2005 impairment charges represent an adjustment to prior estimates related to facility closures. The 2004 and 2003 impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values.

        In addition, accruals for other costs related to divestiture and closure actions included net charges and adjustments of €(18) million, €(52) million and €11 million during the years ended December 31, 2005, 2004 and 2003, respectively.

        During the years ended December 31, 2005, 2004 and 2003, the Chrysler Group made cash payments of €92 million, €219 million and €279 million, respectively, for charges previously recorded.

        The Chrysler Group expects to make additional cash payments of approximately $58 million in 2006 for the previously recorded charges. The Chrysler Group may recognize additional adjustments to the turnaround plan charges in 2006 primarily relating to the closure or sale of selected operations.

        As of December 31, 2005, 2004 and 2003, the Chrysler Group had workforce reduction reserves of €102 million, €160 million and €198 million, respectively. In addition, reserves for other costs were €18 million, €60 million and €148 million as of December 31, 2005, 2004 and 2003, respectively.

8. Financial Income (Expense), net

	Year ended December 31,
(in millions of €)	2005	2004	2003
Income from investments of which from affiliated companies €28 (2004: €36; 2003: €37)	55	86	37
Gains, net from disposals of investments and shares in affiliated and associated companies	732	291	44
Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method	—	(135)	24
Impairment of investment in EADS (Note 3)	—	—	(1,960)
Write-down of investments and shares in affiliated companies	(31)	(50)	(44)
Gain (loss) from companies included at equity	103	(798)	(538)

Income (loss) from investments, net	859	(606)	(2,437)

Other interest and similar income of which from affiliated companies €33 (2004: €5; 2003: €20)	539	490	521
Interest and similar expenses of which from affiliated companies €26 (2004: €32; 2003: €16)	(1,112)	(790)	(911)

Interest expense, net	(573)	(300)	(390)

Income (loss) from securities and long-term receivables of which from affiliated companies €2 (2004: €2; 2003: €1)	200	18	(15)
Write-down of securities and long-term receivables	(5)	(122)	(19)
Other, net	(264)	(67)	69
Other financial income (loss), net	(69)	(171)	35

	217	(1,077)	(2,792)

        In 2005, DaimlerChrysler sold all of its MMC shares. The gain on that sale amounted to €681 million and is included in "Gains, net from disposals of investments and shares in affiliated and associated companies".

        In 2004, the dilution of DaimlerChrysler's interest in MMC resulted in a loss of €135 million which is reflected in "Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method". Realized gains from DaimlerChrysler's currency hedging of the net investment in MMC of €195 million are included in "Loss from companies included at equity".

        In 2003, MTU-F created a new company, MTU CFC Solutions GmbH ("MTU CFC"), and contributed all of its fuel cell activities into a new company for 100% ownership interest. Also in 2003, MTU CFC issued new shares to RWE Fuel Cells GmbH for a capital contribution. MTU-F did not participate in this increase in share capital causing the ownership interest of MTU-F in MTU CFC to dilute to 74.9%. As a result of this transaction, DaimlerChrysler realized a gain of €24 million, which is included in "gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method".

        The Group capitalized interest expenses related to qualifying construction projects of €73 million (2004: €70 million; 2003: €100 million).

9. Income Taxes

        Income before income taxes consists of the following:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Germany	(103)	448	(736)
Non-German countries	3,541	3,087	1,332

	3,438	3,535	596

        The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies. In 2003, the write-down of the investment in EADS of €1,960 million is also included.

        Income tax expense is comprised of the following components:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Current taxes
Germany	3	847	766
Non-German countries	1,319	923	(432)
Deferred taxes
Germany	(309)	(502)	172
Non-German countries	(500)	(91)	473

	513	1,177	979

        For German companies, the deferred taxes at December 31, 2005 were calculated using a federal corporate tax rate of 25% (2004 and 2003: 25%). Deferred taxes were also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% for each year. Therefore, the tax rate applied to German deferred taxes amounted to 38.5% (2004 and 2003: 38.5%). For non-German companies, the deferred taxes at period-end were calculated using the enacted tax rates.

        In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 ("Act"), that provides for a special one-time tax deduction of 85% of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. DaimlerChrysler North America Holding Corporation, a wholly-owned U.S. subsidiary of DaimlerChrysler, completed in 2005 its evaluation of the Act. In 2005, DaimlerChrysler repatriated $2.7 billion of dividends to the U.S., leading to an income tax expense of €66 million. In the reconciliation of expected income tax expense to actual income tax expense the expense is included in the line "foreign tax rate differential".

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

        A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German corporate tax rate for the calendar year of 25% (2004: 25%; 2003: 26.5%) plus a solidarity surcharge of 5.5% on federal corporate taxes payable plus the after federal tax benefit rate for trade taxes of 12.125% (2004: 12.125%; 2003: 11.842%) for a combined statutory rate of 38.5% in 2005 (2004: 38.5%; 2003: 39.8%) is included in the following table. In 2003, for the purpose of financing the flood disaster in Germany and effective only for the calendar year 2003, the increased federal corporate tax rate of 26.5% instead of 25% was used for calculating the current taxes in Germany.

	Year ended December 31,
(in millions of €)	2005	2004	2003
Expected expense for income taxes	1,324	1,361	237
Foreign tax rate differential	(544)	(357)	(489)
Trade tax rate differential	(50)	(43)	(37)
Non-deductible impairment of investment in EADS	—	—	780
Tax effect of equity method investments	(15)	291	159
Tax-free income and non-deductible expenses	(194)	(88)	269
Effect of changes in German tax laws	—	—	64
Other	(8)	13	(4)

Actual expense for income taxes	513	1,177	979

        In 2005, tax free income at foreign companies arose relating to the compensation for MFTBC, the sale of other securities and in connection with the net periodic postretirement benefit costs. The reduction of the calculated expected tax expenses on those issues is included in the line "foreign tax rate differential". Moreover, the line "foreign tax rate differential" includes all other reconciling items between expected and actual expense for income taxes at foreign companies.

        In 2005, DaimlerChrysler sold all of its MMC shares. The realized gain — with the exception of the net gains from hedging the Group's net investment in MMC — was tax-free. The expected tax expense on the tax free gain was reversed in the line "tax free income and non-deductible expenses" with an amount of €82 million. In 2004, the non tax-deductible loss of MMC resulting from accounting under the equity method and from the dilution of DaimlerChrysler's interest in MMC affected the line "tax effect of equity method investments" negatively by €298 million due to the missing tax benefit.

        In 2004, Daimler Chrysler sold its investment in HMC and realized a tax free gain of €252 million. This led to a positive reconciling item of €97 million in the line "tax free income and non-deductible expenses".

        Tax free gains included in net periodic pension costs at the German companies also reduced the expected tax expense. Moreover, the line "tax-free income and non-deductible expenses" includes all other effects at German companies due to tax free income and non-deductible expenses.

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

        Deferred income tax assets and liabilities are summarized as follows:

	At December 31,
(in millions of €)	2005	2004
Intangible assets	401	55
Property, plant and equipment	520	699
Investments and long-term financial assets	3,135	2,678
Equipment on operating leases	727	651
Inventories	752	675
Receivables	749	834
Net operating loss and tax credit carryforwards	1,854	2,814
Pension plans and similar obligations	5,125	4,315
Other accrued liabilities	6,477	5,515
Liabilities	2,516	3,000
Deferred income	1,670	1,371
Other	111	95

	24,037	22,702
Valuation allowances	(640)	(573)

Deferred tax assets	23,397	22,129

Intangible assets	(932)	(852)
Property, plant and equipment	(3,987)	(3,798)
Equipment on operating leases	(7,125)	(6,699)
Receivables	(3,482)	(4,540)
Prepaid expenses	(360)	(370)
Pension plans and similar obligations	(2,479)	(2,096)
Other accrued liabilities	(311)	(148)
Taxes on undistributed earnings of non-German subsidiaries	(261)	(307)
Liabilities	(1,010)	(1,012)
Other	(404)	(406)

Deferred tax liabilities	(20,351)	(20,228)

Deferred tax assets (liabilities), net	3,046	1,901

        At December 31, 2005, the Group had corporate tax net operating losses ("NOLs") amounting to €1,528 million (2004: €1,705 million), trade tax NOLs amounting to €129 million (2004: €81 million) and tax credit carryforwards amounting to €868 million (2004: €1,640 million). The corporate tax NOLs mainly relate to losses of foreign companies and are partly limited in their use to the Group. Of the total amount of corporate tax NOLs at December 31, 2005, €25 million expire at various dates from 2006 through 2009, €704 million in 2010, €275 million expire at various dates from 2018 through 2025 and €524 million can be carried forward indefinitely. The tax credit carryforwards mainly relate to U.S. companies and are partly limited in their use to the Group. Of the total amount of credit carryforwards at December 31, 2005, €107 million expire from 2010 through 2015, €181 million expire from 2023 through 2025 and €580 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use. The companies of the Off-Highway Business unit, which are shown as held for sale, are included at December 31, 2005 in the corporate and trade tax NOLs with €21 million each.

        The valuation allowances, which relate to deferred tax assets of foreign companies that DaimlerChrysler believes will more likely than not expire without benefit increased by €67 million from December 31, 2004 to

December 31, 2005. In future periods DaimlerChrysler's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

        Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	At December 31, 2005		At December 31, 2004
(in millions of €)	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	7,249	2,880	4,213	1,944
Deferred tax liabilities	(4,203)	(4,099)	(2,312)	(2,222)

Deferred tax assets (liabilities), net	3,046	(1,219)	1,901	(278)

        DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €188 million (2004: €222 million) on €3,764 million (2004: €4,434 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €73 million (2004: €85 million) on the future payout of these foreign dividends to Germany because as of today, the earnings are not intended to be permanently reinvested in those operations.

        The Group did not provide income taxes or non-German withholding taxes on €13,831 million (2004: €9,626 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        Including the items charged or credited directly to related components of stockholders' equity and the expense (benefit) of discontinued operations and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Expense for income taxes of continuing operations	513	1,177	979
Expense for income taxes of discontinued operations	—	—	202
Income tax benefit from changes in accounting principles	(3)	—	(35)
Stockholders' equity for items in accumulated other comprehensive loss	(1,065)	(754)	1,055
Stockholders' equity for U.S. employee stock option expense in excess of amounts recognized for financial purposes	—	(9)	—

	(555)	414	2,201

        In 2004 and 2003, tax benefits of €2 million and €105 million from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. Disposal Group Off-Highway, Assets and Liabilities Held for Sale and Discontinued Operations

        Disposal Group Off-Highway, Assets and Liabilities Held for Sale.    On December 27, 2005, DaimlerChrysler entered into a share sale and purchase agreement regarding the sale of a major portion of its Off-Highway Business Unit. The closing is expected to occur in the first quarter of 2006 (see Note 4). As a result of

DaimlerChrysler's significant anticipated continuing sales of products to the Off-Highway business which are expected to continue beyond one year after disposal, the operations of the Off-Highway business have not been presented as discontinued operations in DaimlerChrysler's consolidated income statements.

        However, the assets and the liabilities of the Off-Highway business that are part of the transaction have each been aggregated and presented in separate lines on the consolidated balance sheet.

        The assets held for sale and liabilities held for sale are shown on a consolidated basis and are comprised of the following:

(in millions of €)	At December 31, 2005
Assets held for sale
Intangible assets	20
Goodwill	309
Property, plant and equipment	212
Investments and long-term financial assets	80
Inventories	395
Receivables and other assets	316
Other	42

1,374

Liabilities held for sale
Minority interests	4
Accrued liabilities	603
Liabilities	157
Other	7

771

        Discontinued Operations.    The results of MTU Aero Engines and the gain on sale are reported as discontinued operations. However, for segment reporting purposes, the revenues and operating profit of MTU Aero Engines are included in the Other Activities segment revenues and operating profit in 2003 (see Notes 4 and 35).

        The operating results of the discontinued operations were as follows in 2003:

(in millions of €)	Year ended December 31, 2003
Revenues	1,933
Income before income taxes	67
Income taxes	(53)

Earnings from discontinued operations	14

11. Cumulative Effects of Changes in Accounting Principles

        Conditional Asset Retirement Obligation.    As of December 31, 2005, DaimlerChrysler adopted the provisions of FIN 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143" pertaining to the accounting for legal asset retirement obligations whose timing or method of settlement is conditional on a future event. For existing conditional asset retirement obligations whose fair value could be reasonably determined, DaimlerChrysler recognized the liability and related additional long-lived asset and adjusted the liability and the asset, respectively, for cumulative accretion and accumulated depreciation to the date of adoption. The cumulative effect of adopting FIN 47 was a reduction of net income of €5 million, net of taxes of €3 million (€0.00 per share), recognized separately in the consolidated statement of income in 2005.

        Variable Interest Entities.    DaimlerChrysler adopted the provisions of FIN 46R pertaining to the consolidation of variable interest entities that are special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004 (see Note 2). The cumulative effect of adopting FIN 46R was a reduction of net income of €30 million, net of taxes of €35 million (€0.03 per share), recognized in the consolidated statement of income in 2003.

Notes to Consolidated Balance Sheets

12. Goodwill

        Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

        The carrying amount of goodwill as of December 31, 2005, compared to the previous year, decreased by €122 million. This decrease relates to goodwill of €309 million attributable to the business unit Off-Highway and is included in the separate line item "assets held for sale" as of December 31, 2005 (see Note 10). Additions to goodwill of €134 million from the acquisition of the minority interests in MTU-F in 2005 form part of that goodwill (see Note 4). Furthermore, the goodwill of MFTBC was reduced by €200 million (see Note 4). Currency translation effects of €232 million led to an increase of goodwill.

        At December 31, 2005 and 2004, the carrying value of goodwill allocated to the Group's reporting segments are (excluding investor level goodwill of €55 million and €51 million, respectively):

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	total
2005	199	1,035	547	63	37	1,881
2004	177	898	670	62	196	2,003

        The company conducts a goodwill impairment test at least annually to identify potential goodwill impairment. In this regard, the company compares the fair value of a reporting unit with its carrying amount, including goodwill allocated to the respective reporting unit. The fair values of the reporting units are calculated using discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss. As a result of the 2005 goodwill impairment test, a goodwill impairment charge at smart of €30 million was recognized.

13. Other Intangible Assets

        Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

        Other intangible assets comprise:

	At December 31,
(in millions of €)	2005	2004
Other intangible assets subject to amortization
Gross carrying amount	1,628	1,309
Accumulated amortization	(941)	(806)
Net carrying amount	687	503
Other intangible assets not subject to amortization	2,504	2,168

	3,191	2,671

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights (€298 million) as well as software developed or obtained for internal use (€342 million). The additions in 2005 of €244 million (2004: €215 million) with a weighted average useful life of 6 years primarily include software developed or obtained for internal use. The aggregate amortization expense for the years ended December 2005, 2004 and 2003, was €201 million, €169 million and €178 million, respectively.

        Estimated aggregate amortization expense for other intangible assets for the next five years is:

(in millions of €)	2006	2007	2008	2009	2010
Amortization expense	213	136	109	54	40

        Other intangible assets not subject to amortization represent primarily intangible pension assets.

14. Property, Plant and Equipment, net

        Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

        Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €262 million (2004: €245 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €47 million (2004: €34 million; 2003: €19 million).

        Future minimum lease payments due for property, plant and equipment under capital leases at December 31, 2005 amounted to €472 million and are due as follows:

(in millions of €)	2006	2007	2008	2009	2010	there- after
Future minimum lease payments	75	72	53	33	30	209

        The reconciliation of future minimum lease payments from capital lease agreements to the corresponding liabilities is as follows:

(in millions of €)	December 31, 2005
Amount of future minimum lease payments	472
Less interests included	133

Liabilities from capital lease agreements	339

15. Equipment on Operating Leases, net

        Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €33,644 million represent automobiles and commercial vehicles (2004: €26,017 million).

        Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2005 amounted to €15,500 million and are due as follows:

(in millions of €)	2006	2007	2008	2009	2010	there- after
Future lease payments	7,918	4,350	2,225	738	149	120

16. Inventories

	At December 31,
(in millions of €)	2005	2004
Raw materials and manufacturing supplies	1,906	1,746
Work-in-process	2,924	2,545
Finished goods, parts and products held for resale	14,414	12,805
Advance payments to suppliers	47	75

	19,291	17,171

Less: Advance payments received	(152)	(366)

	19,139	16,805

        Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €753 million (2004: €601 million).

        At December 31, 2005, inventories include €322 million of company cars of DaimlerChrysler pledged as collateral to the DaimlerChrysler Pension Trust e.V. The pledge was made in 2004 due to the requirement to provide collateral for certain vested employee benefits in Germany.

17. Trade Receivables

	At December 31,
(in millions of €)	2005	2004
Receivables from sales of goods and services	8,135	7,592
Allowance for doubtful accounts	(540)	(591)

	7,595	7,001

        As of December 31, 2005, €115 million of the trade receivables mature after more than one year (2004: €283 million).

        Changes in the allowance for doubtful accounts for trade receivables were as follows:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Balance at beginning of year	591	587	629
Charged to costs and expenses	41	49	23
Amounts written off	(75)	(160)	(48)
Currency translation and other changes	(17)	115	(17)

Balance at end of year	540	591	587

18. Receivables from Financial Services

        Types of receivables.    Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from DaimlerChrysler.

        Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to the dealer or loans for assets purchased by the dealer from third parties, primarily used vehicles traded in by the dealer's customer or real estate such as dealer showrooms.

        Other receivables mainly represent investments in leases involving the purchase of non-automotive assets by parties other than retail customers or the Group's dealers.

        Receivables from financial services are comprised of the following:

	At December 31,
(in millions of €)	2005	2004
Receivables from:
Retail	46,947	44,202
Wholesale	11,961	10,670
Other	3,367	3,020

	62,275	57,892
Allowance for doubtful accounts	(1,174)	(1,107)

	61,101	56,785

        As of December 31, 2005, receivables from financial services with a carrying amount of €37,896 million mature after more than one year (2004: €35,598 million). Receivables from financial services are generally secured by vehicles or other assets.

        Maturities.    Contractual payments from the receivables from financial services at December 31, 2005 amounted to €66,235 million and are as follows:

(in millions of €)	2006	2007	2008	2009	2010	there- after
Maturities	25,600	13,338	11,014	6,701	3,533	6,049

        Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

        Allowances.    Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Balance at beginning of year	1,107	1,265	1,559
Charged to costs and expenses	559	467	553
Amounts written off	(420)	(413)	(492)
Reversals	(137)	(84)	(63)
Currency translation and other changes	65	(128)	(292)

Balance at end of year	1,174	1,107	1,265

        Sales type and direct financing contracts.    Finance leases consist of sales-type leases of vehicles to the Group's direct retail customers and direct-financing leases of vehicles to customers of the Group's independent dealers. Included in retail and other receivables are investments in finance leases involving minimum lease payments of €15,309 million and €14,072 million, unearned income of €2,496 million and €2,602 million, initial direct costs of €43 million and €47 million and estimated unguaranteed residual values of €623 million and €660 million at December 31, 2005 and 2004, respectively.

        Leveraged lease contracts.    Investments in leveraged leases are included in the line "other". Leveraged leases are comprised of the following:

	At December 31,
(in millions of €)	2005	2004
Rentals receivable (net of principal and interest on nonrecourse debt)	4,586	4,039
Deferred investment tax credits	(41)	(40)

	4,545	3,999

Unguaranteed residual values	588	617
Unearned income	(1,780)	(1,638)

	3,353	2,978

        As of December 31, 2005, an amount of €2,775 million (2004: €2,421 million) of deferred income tax liabilities was related to leveraged leases.

        Presentation in Consolidated Statements of Cash Flows.    Wholesale receivables from the sale of vehicles from the Group's inventory to independent dealers as well as retail receivables from the sale of DaimlerChrysler's vehicles directly to retail customers relate to the sale of the Group's inventory. The cash flow effects of such receivables are presented as "net changes in inventory-related receivables from financial services" within the consolidated cash flows from operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to DaimlerChrysler's independent dealers or direct customers are classified as investing activities within the consolidated statements of cash flows.

        Sale of receivables.    Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of retail and wholesale receivables to third parties, which typically results in the de-recognition of the transferred receivables from the balance sheet. Retained interests in securitized sold receivables are classified as other assets in the Group's consolidated balance sheets (see Note 19). For additional information on retained interests in sold receivables and the sale of finance receivables, see Note 34.

19. Other Assets

	At December 31,
(in millions of €)	2005	2004
Receivables from affiliated companies	696	1,174
Receivables from related companies[1]	324	588
Retained interests in sold receivables	2,215	2,202
Other receivables and other assets	5,664	9,228

	8,899	13,192

Allowance for doubtful accounts	(168)	(261)

	8,731	12,931

1
Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

        As of December 31, 2005, €2,618 million of the other assets mature after more than one year (2004: €3,494 million).

        Changes in the allowance for doubtful accounts related to receivables included in other assets were as follows:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Balance at beginning of year	261	888	723
Charges (releases) to costs and expenses	(18)	61	134
Amounts written off	(90)	(702)	(2)
Currency translation and other changes	15	14	33

Balance at end of year	168	261	888

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

	At December 31,
(in millions of €)	2005	2004
Participations with a quoted market price	332	503
Participations without a quoted market price	256	277
Total participations	588	780

Long-term securities	606	599

        The main changes in investments in participations were caused by the sale of the stake in MMC (see Note 3).

        Investments without a quoted market price were tested for impairment when an impairment indicator occurred. In 2005 and 2004, investments without a quoted market price with carrying amounts of €20 million were tested for impairment. In 2005 and 2004, no impairments were recognized.

        The disclosure of short-term securities is made in the Consolidated Balance Sheets among "Securities" and is recorded separately in available-for-sale and trading:

	At December 31,
(in millions of €)	2005	2004
Available-for-sale	4,773	3,725
Trading	163	159

Short-term securities	4,936	3,884

        As of December 31, 2005, the table below shows the (amortized) costs, fair values, gross unrealized holding gains and losses per security class of investments with a quoted market price, long-term and short-term available-for-sale securities. The aggregate amounts of unrealized losses on investments which are in a continuous unrealized loss position for less than 12 months and the aggregate amounts of unrealized losses on investments which are in a continuous unrealized loss position for 12 months or longer are shown separately together with their appropriate fair values.

				Unrealized Loss less 1 year		Unrealized Loss 1 year or more		Unrealized Loss total
(in millions of €)	Cost	Fair value	Unrealized Gain	Fair value	Unrealized Loss	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	279	664	388	12	3	—	—	12	3
Equity-based funds	272	273	1	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	205	205	—	—	—	—	—	—	—
Debt securities issued by non-German governments	778	777	—	34	1	—	—	34	1
Corporate debt securities	2,796	2,796	9	547	6	26	3	573	9
Mortgage-backed securities	318	317	1	68	1	35	1	103	2
Securities backed by other assets	190	190	—	—	—	—	—	—	—
Other debt securities	260	260	—	—	—	—	—	—	—
Debt-based funds	228	229	1	—	—	—	—	—	—

	5,326	5,711	400	661	11	61	4	722	15

        As of December 31, 2004, these values were as follows:

				Unrealized Loss less 1 year		Unrealized Loss 1 year or more		Unrealized Loss total
(in millions of €)	Cost	Fair value	Unrealized Gain	Fair value	Unrealized Loss	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	560	948	394	—	—	134	6	134	6
Equity-based funds	175	175	—	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	360	360	1	—	—	1	1	1	1
Debt securities issued by non-German governments	128	132	4	—	—	—	—	—	—
Corporate debt securities	1,718	1,726	12	96	4	—	—	96	4
Mortgage-backed securities	361	361	1	41	1	—	—	41	1
Securities backed by other assets	170	170	—	—	—	—	—	—	—
Other debt securities	819	820	1	—	—	—	—	—	—
Debt-based funds	135	135	—	—	—	—	—	—	—

	4,426	4,827	413	137	5	135	7	272	12

        The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,
(in millions of €)	2005	2004
Due within one year	1,164	1,157
Due after one year through five years	1,703	1,624
Due after five years through ten years	508	330
Due after more than ten years	1,170	458

	4,545	3,569

        Proceeds from disposals of long-term and short-term available-for-sale securities were €10,336 million (2004: €3,702 million; 2003: €2,743 million). Gross realized gains from sales of these securities were €847 million (2004: €254 million; 2003: €8 million), while gross realized losses were €8 million (2004: €3 million; 2003: €15 million). The proceeds and realized gains from the sale of the stake in MMC in 2005 (see Note 3) and HMC in 2004 (see Note 4) are included in these figures. The proceeds from the sale of the stake in HMC are shown in the Consolidated Statements of Cash Flows among the line item "Proceeds from disposals of businesses", the remaining proceeds are disclosed in the line item "Proceeds from sales of securities (other than trading)".

        The unrealized losses included in the 2005 statement of income related to trading securities were €6 million (2004 and 2003: -). There are no unrealized gains in these securities (2004: €2 million; 2003: €10 million).

        DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

21. Liquid Assets

        Liquid assets recorded under various balance sheet captions are as follows:

	At December 31,
	2005	2004
Cash and cash equivalents[1]
originally maturing within 3 months	7,619	7,381
originally maturing after 3 months	92	401

Total cash and cash equivalents	7,711	7,782
Securities	4,936	3,884

	12,647	11,666

1
Cash equivalents originally maturing within 3 months include commercial papers, certificates of deposit of €5.5 billion and €3.6 billion at December 31, 2005 and 2004, cash at banks, cash on hand and checks in transit.

22. Prepaid Expenses

        Prepaid expenses are comprised of the following:

	At December 31,
(in millions of €)	2005	2004
Prepaid pension cost	595	246
Other prepaid expenses	796	784

	1,391	1,030

        As of December 31, 2005, €809 million of the total prepaid expenses mature after more than one year (2004: €435 million).

        As a result of the overfunded status of the accumulated pension benefit obligations of one pension plan, the prepaid pension cost increased in 2005 by €0.3 billion.

23. Stockholders' Equity

        Number of Shares Issued and Outstanding as well as Treasury Stock.    DaimlerChrysler had issued and outstanding 1,018,172,696 registered Ordinary Shares of no par value at December 31, 2005 (2004: 1,012,824,191). This increase relates to the issuance of new Ordinary Shares upon exercises in connection with the Stock Option Plan 2000 (tranche 2003). Each share represents a nominal value of €2.60 of capital stock.

        In 2005, DaimlerChrysler purchased approximately 0.7 million (2004: 0.8 million; 2003: 1.3 million) Ordinary Shares in connection with an employee share purchase plan, of which 0.7 million (2004: 0.8 million; 2003: 1.3 million) were re-issued to employees.

        Authorized and Conditional Capital.    On April 6, 2005, the annual meeting authorized DaimlerChrysler through October 6, 2006, to acquire treasury stocks for certain defined purposes up to a maximum nominal amount of €263 million of capital stock, representing nearly 10% of the issued and outstanding capital stock.

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

        Furthermore, the Board of Management, with the consent of the Supervisory Board, was authorized to issue convertible bonds and / or notes with warrants with a total face value up to €15 billion and with a maturity of no more than twenty years prior to April 5, 2010, and to grant conversion or option rights for new shares in DaimlerChrysler with an allocable portion of the capital stock of up to €300 million as more closely defined in the fixed terms and conditions.

        From the Stock Option Plan 1996 on December 31, 2005, outstanding rights in a nominal volume of €0.1 million could result in 22,110 new shares of DaimlerChrysler AG. In 2005, 2004 and 2003, no options were exercised from this Plan.

        Comprehensive Income/(Loss).    The changes in the components of accumulated other comprehensive loss are as follows:

	Year ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003
(in millions of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):
Unrealized holding gains (losses)	511	(136)	375	277	(10)	267	731	(146)	585
Reclassification adjustments for (gains) losses included in net income	(512)	119	(393)	(592)	119	(473)	(255)	77	(178)

Unrealized gains (losses) on securities	(1)	(17)	(18)	(315)	109	(206)	476	(69)	407
Unrealized gains (losses) on derivatives hedging variability of cash flows:
Unrealized derivative gains (losses)	(3,552)	1,270	(2,282)	2,339	(900)	1,439	4,406	(1,682)	2,724
Reclassification adjustments for (gains) losses included in net income	1,517	(458)	1,059	(2,957)	1,149	(1,808)	(2,506)	944	(1,562)

Unrealized derivative gains (losses)	(2,035)	812	(1,223)	(618)	249	(369)	1,900	(738)	1,162
Minimum pension liability adjustments	(170)	91	(79)	(1,224)	476	(748)	662	(218)	444
Foreign currency translation adjustments	2,548	179	2,727	(635)	(80)	(715)	(1,598)	(30)	(1,628)

Changes in other comprehensive income/(loss)	342	1,065	1,407	(2,792)	754	(2,038)	1,440	(1,055)	385

        Exchange rate effects on the components of other comprehensive loss principally are shown within changes of the cumulative translation adjustment.

        Effective October 1, 2004, the Chrysler Group prospectively changed the functional currency of DaimlerChrysler Canada Inc. ("DCCI"), its Canadian subsidiary, from the U.S. dollar to the Canadian dollar. This change resulted from several significant economic and operational changes within DCCI, including a reduction of U.S. sourced components. The initial implementation of this change in functional currency had the effect of increasing the value of the net assets of the Group and the accumulated other comprehensive loss by €179 million in 2004.

        Miscellaneous.    Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2005, DaimlerChrysler management has proposed a distribution of €1,527 million (€1.50 per share) of the 2005 earnings of DaimlerChrysler AG as a dividend to the stockholders.

24. Stock-Based Compensation

        As of December 31, 2005, the Group has awards outstanding that were issued under a variety of plans including (1) the 2005 Performance Phantom Share Plan, (2) the 2000 and 1996 stock option plans, (3) various stock appreciation rights ("SARs") plans and (4) the medium term incentive awards.

        As discussed in Note 1, DaimlerChrysler adopted the provisions of SFAS 123 prospectively for all awards granted after December 31, 2002. Awards granted in previous periods will continue to be accounted for using the provisions of APB 25 and related interpretations.

        Performance Phantom Share Plan.    In 2005 the Group adopted the "Performance Phantom Share Plan" under which virtual shares (phantom shares) are granted to eligible employees entitling them to receive cash paid out after four years. The amount of cash paid to eligible employees is based on the number of phantom shares that vest (determined over a three year performance period) times the quoted price of DaimlerChrysler's Ordinary Shares (determined as an average price over a specified period at the end of the four-year service). The number of phantom shares that vest will depend on the achievement of Group performance goals as compared with competitive and internal benchmarks (return on net assets and return on sales). The Group will not issue any common shares in connection with the Performance Phantom Share Plan.

        Analysis of the phantom shares issued is as follows:

Number of phantom shares (in millions)
Outstanding at the beginning of the year	—
Granted phantom shares	3.6
Forfeitures/Disposals	—
Outstanding at year end	3.6

        In 2005 the group recognized €30 million of compensation expenses related to the Performance Phantom Share Plan. The Group considers the Performance Phantom Share Plan in the accrued liabilities. Because the payment per vested phantom share depends on the quoted price of one DaimlerChrysler Ordinary Share, the quoted price represents the fair value of each phantom share. The proportionate compensation expense for 2005 is determined based on the year-end quoted price of DaimlerChrysler Ordinary Shares as well as the estimated target achievement grades as of December 31, 2005.

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

        The table below shows the basic terms of options issued (in millions):

				At December 31, 2005
Year of grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	13.3	13.3
2001	€55.80	€66.96	18.7	16.7	16.7
2002	€42.93	€51.52	20.0	18.5	18.5
2003	€28.67	€34.40	20.5	13.8	4.3
2004	€36.31	€43.57	18.0	17.3	—

        In 2005, no options were granted under the Stock Option Plan 2000.

        DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provided for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans 1997 and 1998 were evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond could have been converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion was at least 15% higher than the predetermined conversion price and the options had been held for a 24 month waiting period.

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

        All terms and conditions of the options granted under the plan 1996 are identical to the stock options which were granted under the plans 1997 and 1998, except that the plan 1996 includes no waiting period. The options granted under the plan 1996 were not converted into SARs.

        The basic terms of the bonds and the related stock options/SARs issued (in millions) under these plans are as follows:

				Stock options/SARs At December 31, 2005
			Related stock options granted
	Stated interest rate	Conversion price
Bonds granted in				outstanding	exercisable
1996	5.9%	€42.62	0.9	—	—
1997	5.3%	€65.90	7.4	4.6	4.6
1998	4.4%	€92.30	8.2	5.3	5.3

        The Group will not issue any common shares in connection with the plans 1997 and 1998.

        Analysis of the stock options issued is as follows (options in millions; per share amounts in €):

	2005		2004		2003
	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share
Balance at beginning of year	86.5	52.78	71.6	55.18	53.1	63.40
Options granted	—	—	18.0	43.57	20.5	34.40
Exercised	(5.3)	34.40	—	—	—	—
Forfeited	(0.3)	41.42	(1.4)	40.79	(1.2)	51.83
Expired	(1.3)	60.13	(1.7)	65.92	(0.8)	74.76
Outstanding at year-end	79.6	53.92	86.5	52.78	71.6	55.18
Exercisable at year-end	52.8	60.82	40.2	65.92	23.1	71.71

        For the year ended December 31, 2005, the Group recognized compensation expense on stock options (before taxes) of €87 million (2004: €119 million; 2003: €95 million).

        The fair values of the DaimlerChrysler stock options issued in 2004 and 2003 were measured at the grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. For options granted to the Board of Management in 2004 and for which — according to the recommendations of the German Corporate Governance Code — the Presidential Committee can impose a limit or reserve the right to impose such a limit in the case of exceptional and unpredictable developments, are calculated with the intrinsic value at December 31. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

	2004	2003
Expected dividend yield	4.4%	5.6%
Expected volatility	33%	35%
Risk-free interest rate	2.6%	2.9%
Expected lives (in years)	3	3
Fair value per option	€7.85	€6.00

Total value by award	131.9	123.0

        Unearned compensation expense (before taxes) of all outstanding and unvested stock options as of December 31, 2005, that are not subject to a possible limitation according the recommendation of the German Corporate Governance Code, totals €35 million (2004: €125 million; 2003: €122 million).

        Stock Appreciation Rights Plans.    In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each ($98.76 for Chrysler employees), of which 8.2 million SARs are outstanding and exercisable at December 31, 2005.

        As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

        In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 10.0 million SARs are outstanding and exercisable at December 31, 2005. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

        A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2005, 2004 and 2003 is presented below (SARs in millions; per share amounts in €):

	2005		2004		2003
	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price
Outstanding at beginning of year	32.5	71.37	36.3	74.24	40.3	79.13
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(4.5)	67.16	(3.8)	72.54	(4.0)	75.00
Outstanding at year-end	28.0	76.65	32.5	71.37	36.3	74.24

SARs exercisable at year-end	28.0	76.65	32.5	71.37	36.3	74.24

        Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2005, 2004 and 2003, the Group recognized no compensation expense in connection with SARs, because the options underlying exercise prices were greater than the market price for DaimlerChrysler Ordinary Shares at December 31, 2005.

        Medium Term Incentive Awards.    The Group granted medium term incentives to certain eligible employees with three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. In 2005 no medium term incentive awards (2004: 0.7 million awards; 2003: 1.3 million awards) were issued.

        The Group considers the medium term incentive awards with their fair value in the accrued liabilities and recognized €25 million gains (2004: €12 million expenses; 2003: €35 million expenses) from the valuation of this accrued liability.

25. Accrued Liabilities

        Accrued liabilities are comprised of the following:

	At December 31,		At December 31,
	2005		2004
(in millions of €)	Total	Due after one year	Total	Due after one year
Pension plans and similar obligations (see Note 25a)	15,482	12,845	13,923	12,634
Income and other taxes	3,396	1,166	3,344	1,884
Other accrued liabilities (see Note 25b)	27,804	11,839	24,671	8,771

	46,682	25,850	41,938	23,289

a)     Pension Plans and Similar Obligations

        Pension plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2005	2004
Pension liabilities (pension plans)	5,275	5,606
Other postretirement benefits	9,825	8,021
Other benefit liabilities	382	296

	15,482	13,923

        The decrease of the pension liabilities of €0.3 billion resulted primarily from the transfer of the Group's Off-Highway pension liabilities to "Disposal Group Off-Highway, Liabilities Held for Sale" (see Note 10).

        The increase in accrued other postretirement benefits of €1.8 billion resulted mainly from currency exchange rate effects and from the annual increase of the accruals less payments to beneficiaries.

Pension Plans

        The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

        Funded Status.    The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.). The funded status of the projected benefit obligations is as follows:

	At December 31, 2005			At December 31, 2004
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Projected benefit obligations	41,514	15,163	26,351	34,448	12,628	21,820
Less fair value of plan assets	(34,348)	(10,590)	(23,758)	(27,804)	(9,019)	(18,785)

Funded status	7,166	4,573	2,593	6,644	3,609	3,035

        A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2005			At December 31, 2004
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Funded status	7,166	4,573	2,593	6,644	3,609	3,035
Amounts not recognized:
Unrecognized actuarial net losses	(13,270)	(5,299)	(7,971)	(11,356)	(4,166)	(7,190)
Unrecognized prior service cost	(2,470)	(2)	(2,468)	(2,143)	(2)	(2,141)
Net assets recognized	(8,574)	(728)	(7,846)	(6,855)	(559)	(6,296)
Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	(595)	—	(595)	(246)	—	(246)
Accrued pension liability	5,275	3,141	2,134	5,606	2,927	2,679
Disposal group off-highway, liabilities held for sale	321	321	—	—	—	—
Intangible assets	(2,375)	—	(2,375)	(2,074)	—	(2,074)
Accumulated other comprehensive loss	(11,200)	(4,190)	(7,010)	(10,141)	(3,486)	(6,655)
Net assets recognized	(8,574)	(728)	(7,846)	(6,855)	(559)	(6,296)

        In 2005 DaimlerChrysler used the rates from the 2005 Heubeck mortality tables G for the valuation of the German pension obligations. Previously, DaimlerChrysler used the rates from 1998 Heubeck mortalitiy tables. The new mortality tables reflect longer living expectation for current employees and lower living expectation for retirees, which resulted in a minor increase of projected benefit obligations for 2005.

        The development of the projected benefit obligation and the plan assets in 2005 and 2004 is as follows:

	At December 31, 2005			At December 31, 2004
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	34,448	12,628	21,820	32,132	11,165	20,967
Foreign currency exchange rate changes	3,391	—	3,391	(1,351)	—	(1,351)
Service cost	739	296	443	681	256	425
Interest cost	1,874	588	1,286	1,878	586	1,292
Plan amendments	233	—	233	67	—	67
Actuarial losses	2,923	2,163	760	2,146	1,110	1,036
Acquisitions and other	53	53	—	852	58	794
Settlement / curtailment loss	49	—	49	134	3	131
Benefits paid	(2,196)	(565)	(1,631)	(2,091)	(550)	(1,541)

Projected benefit obligations at end of year	41,514	15,163	26,351	34,448	12,628	21,820

Change in plan assets:
Fair value of plan assets at beginning of year	27,804	9,019	18,785	26,328	8,183	18,145
Foreign currency exchange rate changes	3,038	—	3,038	(1,252)	—	(1,252)
Actual return on plan assets	3,951	1,518	2,433	2,854	664	2,190
Employer contributions	1,661	534	1,127	1,649	638	1,011
Plan participant contributions	18	—	18	19	—	19
Acquisitions and other	—	—	—	188	—	188
Benefits paid	(2,124)	(481)	(1,643)	(1,982)	(466)	(1,516)

Fair value of plan assets at end of year	34,348	10,590	23,758	27,804	9,019	18,785

        Plan Assets.    At December 31, 2005, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2005 and 2004, and target allocation for the year 2006, are presented in the following table:

	Plan Assets German Plans			Plan Assets Non-German Plans
(in % of plan assets)	2006 planned	2005	2004	2006 planned	2005	2004
Equity securities	56	56	56	61	61	61
Debt securities	35	36	36	24	25	28
Alternative investments	4	2	1	9	7	5
Real estate	3	2	2	5	5	4
Other	2	4	5	1	2	2

        Alternative investments consist of private equity and debt investments and, beginning in 2005 investments in commodities and hedge funds.

        Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for its major pension funds. DaimlerChrysler uses the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to the liability structure. The resulting Model Portfolio allocation is intended to minimize the economic cost of defined benefit schemes and to limit the risks to an appropriate level.

        The Model Portfolio is then expanded to a medium term Benchmark Portfolio. The Benchmark Portfolio matches the asset class weights in the Model portfolio, but expands the asset classes by adding of sub-asset-classes with corresponding weights and assigning specific capital market indices to each sub-asset class.

        Modern Portfolio Theory is then applied to determine an optimal one-year target allocation, the performance of which is tracked against the Benchmark Portfolio.

        The entire process is overseen by investment committees which consist of senior financial management from treasury and certain appropriate executives. The investment committees meet regularly to approve the asset allocations, review the risks and results of the major pension funds and approve the selection and retention of external managers of specific portfolios.

        The majority of investments are in international blue chip equities and high quality government and corporate bonds. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to private equity, high yield debt, convertible instruments, emerging markets, commodities and hedge funds. Internal controlling units monitor all investments regularly. External depositary banks provide safekeeping of securities and reporting of transactions and assets.

        Assumptions.    The measurement date for the Group's pension obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

        The following weighted average assumptions were used to determine benefit obligations:

	German Plans			Non-German Plans
	2005	2004	2003	2005	2004	2003
(in %)
Average assumptions:
Discount rate	4.0	4.8	5.3	5.4	5.8	6.2
Rate of long-term compensation increase	3.0	3.0	3.0	4.4	4.5	4.5

        The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
	2005	2004	2003	2005	2004	2003
(in %)
Average assumptions:
Discount rate	4.8	5.3	5.8	5.8	6.2	6.7
Expected return on plan assets (at the beginning of the year)	7.5	7.5	7.5	8.5	8.5	8.5
Rate of long-term compensation increase	3.0	3.0	3.0	4.5	4.5	5.4

        Expected Return on Plan Assets.    The expected rate of return for German and non-German plan assets is primarily derived from asset allocation of pension funds and expected future returns for the various asset classes in portfolios. The investment committees survey banks and large asset portfolio managers about their expectations of future returns of the relevant market indices. The allocation weighted average return expectations serves an initial indicator for the expected rate of return on plan assets for each pension fund.

        In addition, we consider long-term actual portfolios results and historical market returns in evaluation in order to reflect the long-term character of the expected rate.

        From January 1, 2003 to December 31, 2005, the expected rate of return was 7.5% and 8.5% for German and non-German plans, respectively. For 2006, the expected rates of return on plan assets for German and non-German plans are the same as the respective rates used in 2005.

        Net Pension Cost.    The components of net pension cost were for the years ended December 31, 2005, 2004 and 2003 as follows:

	2005			2004			2003
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Service cost	739	296	443	681	256	425	600	256	344
Interest cost	1,874	588	1,286	1,878	586	1,292	2,029	632	1,397
Expected return on plan assets	(2,377)	(673)	(1,704)	(2,339)	(614)	(1,725)	(2,379)	(509)	(1,870)
Amortization of:
Unrecognized net actuarial (gains) losses	600	183	417	372	141	231	226	173	53
Unrecognized prior service cost	279	—	279	292	—	292	287	—	287

Net periodic pension cost	1,115	394	721	884	369	515	763	552	211
Settlement / curtailment loss	16	—	16	64	—	64	74	50	24

Net pension cost	1,131	394	737	948	369	579	837	602	235

        Contributions.    Employer contributions to the Group's defined benefit pension plans were €1,661 million and €1,649 million for the years ended December 31, 2005 and 2004, respectively. Employer cash contributions to the Group's defined benefit pension plans are expected to approximate €1.9 billion in 2006, of which €0.5 billion is estimated to be needed to satisfy minimum funding and contractual requirements and an additional €1.4 billion is expected to be contributed at the Group's discretion.

        Estimated Future Pension Benefit Payments.    Pension benefits pertaining to the Group's German and non-German plans were €565 million and €1,631 million, respectively during 2005, and €550 million and €1,541 million, respectively during 2004. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximates €25.4 billion and are expected to be paid as follows:

	2006	2007	2008	2009	2010	2011- 2015
(in billions of €)
German Plans	0.6	0.6	0.6	0.7	0.7	3.9
Non-German Plans	1.7	1.8	1.8	1.8	1.9	9.3
Total	2.3	2.4	2.4	2.5	2.6	13.2

        Accumulated Benefit Obligation.    For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligation and plan assets are presented as follows:

	At December 31,	At December 31,	At December 31,
	2005	2004	2003
(in millions of €)
Projected benefit obligation	41,099	33,749	31,487
Accumulated benefit obligation	39,379	32,627	30,547
Plan Assets	33,953	27,141	25,660

        The pretax increase of the minimum pension liability in 2005 resulted in a reduction of stockholder's equity by €170 million (2004: €1,224 million) and is included in other comprehensive loss.

Other Postretirement Benefits

        Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler, the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

        Funded Status.    The funded status of the accumulated postretirement benefit obligations is as follows:

	At December 31,
	2005	2004
(in millions of €)
Accumulated postretirement benefit obligations	17,711	14,355
Less fair value of plan assets	(1,912)	(1,547)

Funded status	15,799	12,808

        A reconciliation of the funded status to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

	At December 31,
	2005	2004
(in millions of €)
Funded status	15,799	12,808
Amounts not recognized:
Unrecognized actuarial net losses	(6,189)	(4,721)
Unrecognized prior service cost	215	(66)

Net liability recognized	9,825	8,021

        The development of the accumulated postretirement benefit obligations and the plan assets in 2005 and 2004 is as follows:

	At December 31,
	2005	2004
(in millions of €)
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations at beginning of year	14,355	14,910
Foreign currency exchange rate changes	2,280	(1,053)
Service cost	273	255
Interest cost	917	863
Plan amendments	(289)	4
Actuarial losses	1,004	127
Settlement/curtailment loss	15	46
Benefits paid	(844)	(797)

Accumulated postretirement benefit obligations at end of year	17,711	14,355

Change in plan assets:
Fair value of plan assets at beginning of year	1,547	1,531
Foreign currency exchange rate changes	241	(132)
Actual gains (losses) on plan assets	134	160
Plan participant contributions	1	—
Benefits paid	(11)	(12)

Fair value of plan assets at end of year	1,912	1,547

        Plan Assets.    At December 31, 2005, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and administer the plans. The Group's other benefit plan asset allocation at December 31, 2005 and 2004, and target allocations for 2006 are as follows:

	2006 planned	2005	2004
(in % of plan assets)
Equity securities	65	67	68
Debt securities	35	33	32
Real estate	—	—	—

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

        The majority of investments reflect the asset classes designated by the Benchmark Portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets (approximately 5%) is allocated to highly promising markets such as High Yield Debt and Emerging Markets. Internal controlling units monitor all investments regularly. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

        Estimated Future Subsidies due to Medicare Act.    The total estimated future subsidies due to Medicare Act for the next 10 years approximate €717 million and are expected to be received as follows:

	2006	2007	2008	2009	2010	2011- 2015
(in millions of €)
Medicare Act	53	57	61	65	69	412

        Contributions.    DaimlerChrysler did not make any contributions to its other postretirement plans in 2005 or 2004 and does not expect to make any contributions in 2006.

        Assumptions.    The measurement date for the Group's accumulated other postretirement benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic postretirement benefit cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

        The weighted average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31 were as follows (in %):

	2005	2004	2003
Average assumptions:
Discount rate	5.7	6.0	6.3
Health care inflation rate in following (or "base") year	7.4	8.0	8.0
Ultimate health care inflation rate (2011/2011/2008)	5.0	5.0	5.0

        The weighted average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans were as follows (in %):

	2005	2004	2003
Average assumptions:
Discount rate	6.0	6.3	6.8
Expected return on plan assets (at the beginning of the year)	8.5	8.5	8.5
Health care inflation rate in following (or "base") year	8.0	8.0	10.0
Ultimate health care inflation rate (2011)	5.0	5.0	5.0

        U.S. postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets so the expected rate of return is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets described above also applies to postretirement plan assets. For 2006 the expected rate of return on plan assets is the same as the rate applied in 2005.

        The assumptions have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed ultimate health care cost inflation rates as from 2011:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
(in millions of €)
Effect on total of service and interest cost components	191	(129)
Effect on accumulated postretirement benefit obligations	2,223	(1,805)

        Net Postretirement Benefit Cost.    The components of net periodic postretirement benefit cost for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
(in millions of €)
Service cost	273	255	278
Interest cost	917	863	983
Expected return on plan assets	(155)	(159)	(217)
Amortization of:
Unrecognized net actuarial (gains) losses	301	208	220
Unrecognized prior service cost	(8)	3	24

Net periodic postretirement benefit cost	1,328	1,170	1,288
Settlement/curtailment loss	3	3	2

Net postretirement benefit cost	1,331	1,173	1,290

        Estimated Future Postretirement Benefit Payments.    Postretirement benefits paid pertaining to the Group's plans were €844 million and €797 million during 2005 and 2004, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate €11.6 billion and are expected to be paid as follows:

	2006	2007	2008	2009	2010	2011- 2015
(in billions of €)
Expected payments	1.0	1.0	1.1	1.1	1.2	6.2

        Prepaid Employee Benefits.    In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2005 and 2004, the VEBA trust had a balance of €2,392 million and €2,023 million, respectively, of which the long-term assets in the VEBA trust of €1,835 million and €1,474 million, respectively, are reported as plan assets for the accumulated postretirement benefit obligations and not reported in DaimlerChrysler's Consolidated Balance Sheets. The short-term assets in the VEBA trust are classified as cash and marketable securities in DaimlerChrysler's Consolidated Balance Sheets. No contributions to the VEBA trust were made in 2005, 2004 and 2003. DaimlerChrysler does not expect to make any contributions to the VEBA trust in 2006.

b) Other Accrued Liabilities

        Other accrued liabilities consisted of the following:

	At December 31,
	2005	2004
(in millions of €)
Product guarantees	11,632	10,877
Accrued sales incentives	5,381	4,680
Accrued personnel and social costs	3,219	2,938
Derivative financial instruments	1,706	326
Other	5,866	5,850

	27,804	24,671

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

        The changes in provisions for those product guarantees are summarized as follows:

	2005	2004
(in millions of €)
Balance at January 1	10,877	9,230
Currency change and change in consolidated companies	767	334
Utilizations and transfers	(5,587)	(4,712)
Product guarantees issued in respective year	5,012	4,807
Changes from prior period product guarantees issued	563	1,218

Balance at December 31	11,632	10,877

        The amount included in the line item "Product guarantees issued in respective year" represents the additions to the accruals for product guarantees recognized in the corresponding year for products sold in this year.

        In 2005, "Changes from prior period product guarantees issued" are partly offset by payments received from suppliers in settlement of claims for recovery of the costs for recall campaigns.

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

	2005	2004
(in millions of €)
Balance at January 1	1,115	1,129
Currency change and transfers	226	(147)
Deferred revenue current period	694	611
Earned revenue current period	(487)	(478)

Balance at December 31	1,548	1,115

        The provisions for derivative financial instruments are mainly due to exchange rate risks from financial liabilities and future sales revenues. The deviation from previous year is especially attributable to the changed currency relation of the Euro in relation to the U.S. dollar.

26. Financial Liabilities

		At December 31,
		2005	2004
(in millions of €)
Short-term:
Notes/Bonds		12,530	10,760
Commercial paper		9,104	6,824
Liabilities to financial institutions		9,860	10,309
Liabilities to affiliated companies		417	438
Deposits from direct banking business		3,045	2,945
Loans, other financial liabilities		27	608
Liabilities from capital lease and residual value guarantees		1,500	1,422

Short-term financial liabilities (due within one year)		36,483	33,306

Long-term:	Maturities
Notes/Bonds	2007-
of which due in more than five years	2097
€10,939 (2004: €10,492)		34,902	33,919
Liabilities to financial institutions	2007-
of which due in more than five years	2019
€1,469 (2004: €1,265)		7,612	7,355
Liabilities to affiliated companies of which due in more than five years €— (2004: €—)		76	—
Deposits from direct banking business of which due in more than five years €9 (2004: €9)		160	179
Loans, other financial liabilities of which due in more than five years €— (2004: €—)		—	69
Liabilities from capital lease and residual value guarantees of which due in more than five years €210 (2004: €210)		1,699	1,442

Long-term financial liabilities		44,449	42,964

		80,932	76,270

        Weighted average interest rates for notes/bonds, commercial paper, liabilities to financial institutions and deposits from direct banking business are 5.70%, 4.08%, 4.54% and 2.24%, respectively, at December 31, 2005.

        Commercial papers are primarily denominated in euros and U.S. dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance, liens and assignment of receivables of approximately €2,219 million (2004: €2,232 million).

        Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2006	2007	2008	2009	2010	thereafter
(in millions of €)
Financial liabilities	36,601	13,474	11,760	4,169	2,370	12,482

        At December 31, 2005, the Group had unused short-term credit lines of €7,099 million (2004: €9,278 million) and unused long-term credit lines of €10,806 million (2004: €8,981 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG to borrow up to $5 billion until December 2009 and $4.8 billion until December 2010, respectively, an U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until May 2006, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until May 2008. A part of the $18 billion facility serves as back-up for commercial paper drawings.

27. Trade Liabilities

	At December 31, 2005			At December 31, 2004
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)
Trade liabilities	14,591	1	—	12,920	2	—

28. Other Liabilities

	At December 31, 2005			At December 31, 2004
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)
Liabilities to affiliated companies	334	—	224	354	10	—
Liabilities to related companies	96	5	—	77	—	—
Other liabilities	8,623	260	139	8,314	542	166

	9,053	265	363	8,745	552	166

        As of December 31, 2005, other liabilities include tax liabilities of €1,147 million (2004: €803 million) and social benefits due of €808 million (2004: €774 million).

29. Deferred Income

        As of December 31, 2005, €3,105 million of the total deferred income is to be recognized after more than one year (2004: €2,088 million).

Notes to Consolidated Statements of Cash Flows

30. Consolidated Statements of Cash Flows

        The following cash flows represent supplemental information with respect to net cash provided by operating activities:

	Year ended December 31,
	2005	2004	2003
(in millions of €)
Interest paid	3,652	3,092	3,207
Income taxes paid	700	1,373	937

        For the year ended December 31, 2005, net cash provided by financing activities included payments / (proceeds) of early terminated cross currency hedges, related to financial liabilities, of €72 million (2004: €(1,304) million; 2003: €(556) million).

Other Notes

31. Legal Proceedings

        Various legal proceedings are pending against the Group. We believe that such proceedings in the main constitute ordinary routine litigation incidental to its business.

        The official receiver of Garage Bernard Tutrice S.A., France, a former customer of DaimlerChrysler France S.A.S., filed a lawsuit against DaimlerChrysler France in the commercial court of Versailles in November 2003. The complaint seeks damages of €455 million alleged to have resulted from tax fraud committed by the former Chairman of Tutrice S.A. who was convicted of tax fraud in April, 2001. In January 2006, the court ordered DaimlerChrysler France to pay €30 million in compensatory damages, and rejected the rest of the claim.

        In October 2005, DaimlerChrysler Australia/Pacific Pty. Ltd. ("DCAuP") settled the previously reported actions filed in the Supreme Court of New South Wales by National Australia Bank Limited and the liquidator in connection with the financial failure of a customer. The settlement agreement provides for payment by DCAuP of AUD55 million and a release from all further claims.

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

        In 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchstellenverfahren) against DaimlerChrysler AG at Stuttgart district court. These proceedings relate to the merger of Daimler-Benz AG and DaimlerChrysler AG in connection with the business combination of Daimler-Benz and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for DaimlerChrysler shares. Some shareholders claim that the ratio used in the course of the merger did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his report in December 2005. In it, he has calculated various alternative values for payments to be made. These alternatives range from confirming the appropriateness of the ratio used to considerable payments to be made to the former Daimler-Benz shareholders with respect to the involuntarily exchanged shares. DaimlerChrysler continues to view the exchange ratio set by the company at the time as appropriate, and the alternative values calculated by the court expert as unfounded. We intend to continue defending ourselves vigorously against these claims.

        Various legal proceedings are pending against DaimlerChrysler AG or its subsidiaries alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock), or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more proceedings could require DaimlerChrysler or its subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        Seven purported class action lawsuits are pending in various U.S. courts regarding alleged front disc brake judder in 1999-2004 model year Jeep® Grand Cherokee vehicles and the treatment of related warranty claims. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs.

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

        In November 2004, a jury awarded $3.75 million in compensatory damages and $98 million in punitive damages against DaimlerChrysler Corporation in Flax v. DaimlerChrysler Corporation, a case filed in Davidson County Circuit Court in the state of Tennessee. The complaint alleged that the seat back in a 1998 Dodge Grand Caravan was defective and collapsed when the Caravan was struck by another vehicle resulting in the death of an occupant. In June 2005 the trial court reduced the punitive damage award to $20 million in response to motions filed by DaimlerChrysler Corporation challenging the verdict and the damage awards. DaimlerChrysler Corporation is appealing the verdict and the damage awards.

        In October 2005, the Arizona Court of Appeals reversed the $50 million punitive damages award and affirmed the $3.75 million compensatory damages award in Douglas v. DaimlerChrysler Corporation, a case involving the front seat back strength of a 1996 Dodge Ram club cab pickup. DaimlerChrysler Corporation is defending approximately 25 other complaints involving vehicle seat back strength.

        The U.S. Environmental Protection Agency filed a complaint in the U.S. District Court for the District of Columbia against DaimlerChrysler Corporation in December 2005 alleging defects in catalytic converters and on-board diagnostic systems in certain Chrysler Group vehicles, and failure to properly disclose defects in such converters. The parties have agreed to the terms of a consent decree in settlement of the complaint. The settlement requires DaimlerChrysler Corporation to, among other things, extend the warranties on catalytic converters in certain 1996 - 2000 vehicles, and reprogram the powertrain control modules in certain 1996 - 1998 vehicles with updated on-board diagnostic systems calibrations. DaimlerChrysler Corporation also settled a related parallel administrative proceeding with the California Air Resources Board. The estimated cost of such remedial actions and related settlement payments is approximately $95 million.

        Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 28,000 at the end of 2005. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        A class action lawsuit was filed in 2002 against Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc., and is pending in the United States District Court for the District of New Jersey. The lawsuit alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan continue to defend themselves vigorously.

        DaimlerChrysler received a "statement of objections" from the European Commission on April 1,1999, which alleged that the Group violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EU competition rules and imposed a fine of approximately €72 million. On September 15, 2005, the Court of First Instance of the European Court of Justice annulled the decision in part and reduced the fine to an amount of €9.8 million. Neither party appealed the judgment, which is now final.

        More than 80 purported class action lawsuits alleging violations of antitrust law are pending against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

        DaimlerChrysler Services North America LLC ("DCSNA") settled the two previously reported class action lawsuits alleging racially discriminatory credit practices. The court approved settlements require, among other things, training programs for employees, consumer financial literacy programs, and community outreach for African-Americans and Hispanics.

        The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR. The statement of claims of the Federal Republic of Germany was received in August 2005. The Federal Republic of Germany is mainly seeking damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005). Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims of the Federal Republic of Germany are without merit and intends to defend itself vigorously against these claims.

        Freightliner LLC acquired in September 2000 Western Star Trucks Holdings Ltd. Prior to its acquisition by Freightliner, Western Star had completed the sale of a truck manufacturer, ERF (Holdings) plc, to MAN AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for fraud and breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated and seeking damages in excess of GBP300 million. Freightliner Ltd. subsequently filed a contribution claim with that court against Ernst & Young, ERF's and Western Star's auditors. In October 2005, the court ruled that Freightliner Ltd. was vicariously liable for fraud by an employee of ERF in connection with the preparation of ERF's financial accounts, and also found in favor of Ernst & Young on the contribution claim. Freightliner Ltd. has appealed both decisions on liability. In December 2005, the court awarded MAN an interim payment of GBP250 million, based on a minimum estimate of the parties, which amount significantly exceeds Freightliner Ltd.'s net assets. A hearing to determine final damages may be deferred until resolution of the appeals. In a related matter, MAN sued Freightliner LLC in February 2005 alleging that assets were fraudulently transferred from Freightliner Ltd. while the above described proceeding was pending, and seeking payment from Freightliner LLC of the damages awarded against Freightliner Ltd. in that proceeding. The complaint, which was amended in December 2005, is pending in Multnomah County Circuit Court in the state of Oregon. Freightliner LLC intends to defend itself vigorously in this matter.

        Tracinda Corporation filed a lawsuit in 2000 against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management alleging that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. On April 7, 2005, the United States District Court for the District of Delaware rendered a judgment in favor of the defendants and against Tracinda Corporation on all claims finding that there had been no fraud and no violation of U.S. securities laws. Tracinda is appealing the decision and filed its opening brief with the United States Court of Appeals for the Third Circuit in January 2006.

        A purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the United States District Court for the District of Delaware on behalf of current or former DaimlerChrysler shareholders who are neither citizens nor residents of the United States and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. On January 24, 2006, the Court granted DaimlerChrysler's motion to dismiss the complaint, declining to exercise jurisdiction over the case. The complaint, which had not yet been served on any member of DaimlerChrysler's Board of Management, contained allegations similar to those in the Tracinda complaint and the prior class action complaint. On February 17, 2006, the plaintiffs filed a notice of appeal of this decision to the United States Court of Appeals for the Third Circuit.

        Several lawsuits, including putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and nationalities asserting claims relating to the practice of apartheid in South Africa. One of the lawsuits names DaimlerChrysler AG as a defendant and another one names a U.S. subsidiary of DaimlerChrysler AG as a defendant. The lawsuits were consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs filed notices of appeal of the Court's decision. The appeal has now been fully briefed. Oral argument was held in January 2006.

        In August 2004, the U.S. Securities and Exchange Commission ("SEC") opened a formal investigation into possible violations by DaimlerChrysler of the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act ("FCPA"). The U.S. Department of Justice ("DOJ") has also requested information in this regard. DaimlerChrysler is voluntarily sharing with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and is providing the agencies with information pursuant to outstanding subpoenas and other requests. Following is a summary of information DaimlerChrysler uncovered to date in connection with its internal investigation. Further issues may arise as the company completes its investigation.

        —DaimlerChrysler determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the U.S. FCPA, German law, and the laws of other jurisdictions.

        —In connection with its internal investigation, DaimlerChrysler has identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.

        —DaimlerChrysler determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.

        —DaimlerChrysler is taking action to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. This includes evaluating and revising its governance policies and internal control procedures.

        In connection with these issues, DaimlerChrysler recognized charges in its 2005 consolidated statement of income to correct misstatements relating to the years 2003 and 2004 which had the effect of reducing 2005 operating profit by €16 million and reducing 2005 net income by €64 million. In addition, DaimlerChrysler adjusted stockholders' equity as at January 1, 2003 to correct accumulated misstatements in the periods 1994 through 2002 which had the effect of reducing the January 1, 2003 balance of stockholders' equity by €222 million. DaimlerChrysler recognized a charge of €125 million in the third quarter of 2005 with respect to tax liabilities that had been identified in the course of the internal investigation by the date the unaudited interim financial statements for the third quarter 2005 were issued. Following its continued investigation of the misstatements discussed above, DaimlerChrysler subsequently determined that any adjustments for pre-2003 periods should be reflected in the January 1, 2003 balance of stockholders' equity. Accordingly, DaimlerChrysler reversed €100 million of the €125 million charge originally recognized in the third quarter 2005. This amount is reflected in the €222 million reduction of the January 1, 2003 balance of stockholders' equity.

        DaimlerChrysler's internal investigation into possible violations of law is ongoing. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

        DaimlerChrysler also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. In connection with this underpayment of taxes, DaimlerChrysler recognized charges in its 2005 consolidated statement of income to correct corresponding overstatements relating to the years 2003 and 2004 which had the effect of reducing 2005 operating profit by €34 million and reducing 2005 net income by €25 million. In addition, DaimlerChrysler adjusted stockholders' equity as at January 1, 2003 to correct accumulated overstatements of net income in the periods 1994 through 2002 which had the effect of reducing the January 1, 2003 balance of stockholders' equity by €84 million.

DaimlerChrysler voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions.

        In November 2004, the SEC issued a formal order of investigation concerning 13 named participants in the United Nations Oil-for-Food Program seeking to determine whether there had been acts in violation of the provisions of the Securities Exchange Act of 1934 requiring the maintenance of books, records and accounts, the maintenance of internal accounting controls and prohibiting specified payments to foreign officials for improper purposes. In July 2005, the SEC supplemented the formal order of investigation to add DaimlerChrysler to the list of named companies. In that regard, DaimlerChrysler received an order from the SEC to provide a written statement and to produce certain documents regarding transactions in that Program. DaimlerChrysler is responding to the SEC's request. The DOJ has also requested information in this regard. In addition, the United Nations Independent Inquiry Committee ("IIC") that investigated the administration and management of the United Nations Oil-for-Food Program asked DaimlerChrysler to provide assistance in the IIC's evaluation of certain transactions under that Program. On October 27, 2005, the IIC issued its final report on the United Nations Oil-for-Food Program, which includes a narrative describing DaimlerChrysler's alleged conduct during the Program. In its report, the IIC concludes that DaimlerChrysler knowingly made or caused to be made a kickback payment of approximately €6,950 to the former Government of Iraq, that a DaimlerChrysler employee signed two side agreements to make additional payments, and that this conduct was in contravention of Program rules and the United Nations sanctions against Iraq. It is possible that additional payments may be identified as a result of the ongoing SEC and DOJ investigations. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees.

        The BaFin (German Federal Financial Supervisory Authority) is investigating whether DaimlerChrysler AG's public ad hoc disclosure on July 28, 2005 that Professor Schrempp will leave the company at the end of 2005 was timely. If the BaFin determines that the company improperly filed such disclosure, it could fine DaimlerChrysler up to €1 million. In a related matter, the District Attorney's Office in Stuttgart closed the previously reported investigation of alleged insider trading in DaimlerChrysler shares by two DaimlerChrysler senior executives prior to the ad hoc disclosure. In January 2006 the District Attorney's Office also opened an investigation of alleged insider tipping by the Chairman of our Supervisory Board in advance of such disclosure. In February 2006, shareholders of DaimlerChrysler who claim damages based on the alleged unduly delayed ad hoc disclosure filed an application for a model case pursuant to German law (KapMuG).

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

32. Contingent Obligations and Commercial Commitments

        Contingent Obligations. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31, Maximum potential future obligations		At December 31, Amount recognized as a liability
(in millions of €)	2005	2004	2005	2004
Guarantees for third party liabilities	1,819	2,653	412	486
Guarantees under buy-back commitments	1,499	1,646	406	536
Other contingent obligations	249	273	125	178

	3,567	4,572	943	1,200

        Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The terms under these arrangements generally cover the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees for certain obligations of its consolidated subsidiaries towards third parties. At December 31, 2005, these guarantees amounted to €54.0 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        DaimlerChrysler AG provides a guarantee to Deutsche Bank AG to cover the obligations of employees that are participating in its corporate credit card program for corporate travel expenses which is operated by Deutsche Bank AG. To date, DaimlerChrysler has not incurred any significant payments from that guarantee which amounted to €651 million as of December 31, 2004. In March 2005, DaimlerChrysler AG and Deutsche Bank AG concluded an additional agreement that supplements the existing framework agreement, limiting the guarantee for current and future credit card obligations arising from that program to €20 million.

        Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in or resale values for assets or products sold to non-consolidated affiliated companies and third parties. Such guarantees provide the holder with the right to return purchased assets or products back to the Group, partially also in connection with a future purchase of products or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

        Other contingent obligations principally include pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. Performance guarantees typically provide the purchaser of goods or services with the right to be reimbursed for losses incurred or other penalties if the third party or the consortium fails to perform. Amounts accrued under performance guarantees reflect estimates of probable losses resulting from a third party's failure to perform under obligating agreements.

        DaimlerChrysler AG and its wholly owned subsidiary DaimlerChrysler Financial Services AG have provided various guarantees towards third parties with respect to the investment in Toll Collect. See Note 3 for detailed information regarding Toll Collect including the guarantees issued. Of the guarantees mentioned in Note 3, only the €600 million guarantee for the bank loan is reflected in the above table in the line "Guarantees for third party liabilities". The other guarantees are not reflected in the above table since the maximum potential future obligation resulting from the remaining guarantees cannot be accurately estimated. Accruals established in this regard are also not included in the above table.

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

        Commercial Commitments. In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2005, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately €10.1 billion. These amounts are not reflected in the above table.

        Collins & Aikman Corporation ("C&A"), a major tier one supplier to the automotive industry, initiated bankruptcy reorganization proceedings in the U.S. and similar proceedings in England. During 2005, DaimlerChrysler Corporation, along with other major customers of C&A, agreed to provide price increases and financing to C&A. DaimlerChrysler's portion of the 2005 price increases and funding commitment was $120 million and is included in cost of sales on the accompanying consolidated statements of income (loss). DaimlerChrysler agreed to provide an additional $70 million of price increases for calendar year 2006. DaimlerChrysler also agreed to accelerate payments for tooling and to fund other DaimlerChrysler program specific capital expenditures in 2005 and 2006, as well as to fund launch costs as needed throughout 2005. In addition, DaimlerChrysler also provided financial support of €13 million in Europe in 2005 to support the continuation of component deliveries, to finance specific investments and to secure launch costs.

        DaimlerChrysler would be significantly adversely affected in the near term by a sudden and prolonged interruption in the supply of components from C&A. Such an interruption would affect production of nearly all Chrysler Group vehicles as well as the Mercedes Car Group's M-Class and R-Class vehicles in Alabama, and all Commercial Vehicle Division vans in Europe. It would also delay the launch of future vehicle projects in our Vans business unit.

        The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2005 in the statement of income amounted to €946 million (2004: €902 million; 2003: €747 million). Future minimum lease payments under noncancellable lease agreements as of December 31, 2005 are as follows:

(in millions of €)	2006	2007	2008	2009	2010	thereafter
Operating leases	805	588	401	344	304	1,134

        Future payments to be received from the subleasing of these facilities, plant and equipment to third parties total €297 million.

        In 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of approximately 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler holds a call option for the City's interest in DCLRH, exercisable on or after January 1, 2005, and the City of Hamburg holds a put option exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote. Upon exercise of either option, the City of Hamburg would have received a minimum consideration of its interest in DCLRH of €450 million in cash or shares of EADS or a combination of both. The agreement was amended in July 2004 with respect to the exercise price of the put option, so that the City of Hamburg may only put its interest in DCLRH to the Group for €450 million in cash. As a consideration for the amendment, the City of Hamburg is entitled to receive an additional payment upon execution of the option equal to 10% of the appreciation of EADS shares in excess of a share price of €21 up to a share price of €26.

33. Information about Financial Instruments and Derivatives

a)
Use of Financial Instruments

        The Group conducts business on a global basis in numerous international currencies and is therefore exposed to fluctuations in foreign currency exchange rates. The Group uses, among others, bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as money market investments, variable-and fixed-interest bearing securities, and to a lesser extent, equity securities for managing excess liquidity that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using, among others, derivative financial instruments. In addition, equity investments in publicly traded companies also expose the Group to equity price risk, which, if deemed appropriate, DaimlerChrysler hedges through the use of derivative financial instruments. Without these derivative financial instruments the Group's exposure to these market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

        Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling of financial instruments.

        Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods.

        DaimlerChrysler is also exposed to market price risks associated with the purchase of commodities. To a minor degree, DaimlerChrysler uses derivative instruments to reduce market price risks, primarily with respect to precious metals. The risk resulting from derivative commodity instruments is not significant to the Group and thus not included in the following discussion.

        The contract volumes at December 31 of derivative financial instruments used for hedging currency- and interest rate risks are shown in the table below. The contract or notional amounts shown do not always represent amounts exchanged by the parties and are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

	At December 31,
	2005	2004
(in millions of €)
Currency contracts	25,082	20,226
Interest rate contracts	42,407	38,313
b)
Fair Value of Financial Instruments

        The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party pertaining to such instrument. The fair values of financial instruments have been determined with reference to market information available at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an indication of the amounts that the Group could realize under current market conditions.

        The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2005		At December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions of €)
Financial instruments (other than derivative instruments):
Assets:
Financial assets	1,361	1,361	1,610	1,610
Receivables from financial services	61,101	61,246	56,785	57,558
Securities	4,936	4,936	3,884	3,884
Cash and cash equivalents	7,711	7,711	7,782	7,782
Liabilities:
Financial liabilities	80,932	82,129	76,270	78,244
Derivative instruments:
Assets:
Currency contracts	181	181	1,287	1,287
Interest rate contracts	546	546	2,667	2,667
Equity contracts	73	73	90	90
Liabilities:
Currency contracts	646	646	152	152
Interest rate contracts	867	867	196	196
Equity contracts	209	209	65	65

        Derivative instruments representing assets are included in other assets (see Note 19) at fair value, while derivative instruments representing liabilities are included in other accrued liabilities (see Note 25b) at fair value.

        The methods and assumptions used to determine the fair values of financial instruments are summarized below:

        Financial Assets and Securities. The fair values of securities are determined using quoted market prices. The Group has certain equity investments in related and affiliated companies which are not presented in the table since they are not publicly traded and determination of fair values is impracticable. In addition, equity investments in associated companies are also not considered in this presentation. For a presentation of the carrying amount and fair value of EADS, the most significant investment of DaimlerChrysler in associated companies, please refer to Note 3.

        Receivables from Financial Services. The carrying amounts of variable rate finance receivables approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were determined by discounting expected cash flows, using the current interest rates at which comparable loans with identical maturity could be borrowed as of December 31, 2005 and 2004.

        Cash and Other assets. The carrying amounts of Cash and Other assets approximate fair values due to the short-term maturities of these instruments.

        Financial Liabilities. The fair value of publicly traded debt was determined using quoted market prices. The fair values of other long-term bonds were determined by discounting future cash flows, using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

        Currency Contracts. The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued based on quoted market prices or option pricing models.

        Interest Rate Contracts. The fair values of instruments to hedge interest rate risks (e. g. interest rate swap agreements, cross currency interest rate swap agreements) were determined by discounting expected cash flows, using market interest rates over the remaining term of the instrument. Interest rate options are valued based on quoted market prices or option pricing models.

        Equity Contracts. The fair values of instruments to hedge equity price risk were determined on the basis of quoted market prices or option pricing models.

c)
Credit Risk

        The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparty's financial strength. Based on the rating of the counterparties performed by established rating agencies, DaimlerChrysler does not have a significant exposure to any individual counterparty. DaimlerChrysler Financial Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 18.

d)
Accounting for and Reporting of Financial Instruments (Other than Derivative Instruments)

        The income or expense arising from the Group's financial instruments (other than derivative instruments), is recognized in financial income, net, with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities. Interest income on receivables from financial services and gains and losses from sales of receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their corresponding captions.

e)
Accounting for and Reporting of Derivative Instruments and Hedging Activities

        Foreign Currency Risk Management. As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar and other world currencies against the euro. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. The Mercedes Car Group segment is primarily exposed to such risk. The Mercedes Car Group generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk to a lesser extent because of its global production network. At Chrysler Group, revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment is indirectly exposed to transaction risk through its equity investment in EADS, which is accounted for using the equity method.

        To mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee consists of members of senior management from Corporate Treasury, each of the operating businesses as well as from Risk Controlling. Corporate Treasury implements the decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

        Interest Rate and Equity Price Risk Management. DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Financial Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services on the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

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

        Excess liquidity invested in equity securities and the corresponding risks of derivative financial hedging instruments for equities were not material to the Group in the reporting periods presented. To a certain extent, the equity price risk from investments in publicly traded companies is hedged through derivative financial instruments.

        Fair Value Hedges. Gains and losses from fluctuations in the fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses arising from derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, if the transactions being hedged involve sales (including the leasing and sales financing business) or production of the Group's products. When the hedged items are recognized in financial income, net, net gains and losses from fluctuations in the fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are also recognized in financial income, net.

        For the year ended December 31, 2005, net losses of €58 million (2004: net losses of €49 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

        Cash Flow Hedges. Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into operating income in the same period the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into the income statement as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. If the interest sensitive hedged items affect operating income (including the leasing and sales financing business), the effects from the hedging instruments are also recognized in operating income. If the interest sensitive hedged items affect financial income, net, the corresponding effects from the hedging instruments are likewise classified in financial income, net.

        For the year ended December 31, 2005, €41 million losses (2004: losses of €6 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

        During 2005, DaimlerChrysler recorded expenses of €1 million as a result of the discontinuance of cash flow hedges (2004: no gains and losses were recorded).

        It is anticipated that €90 million of net gains included in accumulated other comprehensive loss at December 31, 2005, will be reclassified into earnings during the next year.

        As of December 31, 2005, DaimlerChrysler held derivative financial instruments with a maximum maturity of 27 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

        Hedges of the Net Investment in a Foreign Operation. In specific circumstances, DaimlerChrysler hedges the currency risk inherent in certain of its long-term investments where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2005, net gains of €213 million (2004: €120 million) from hedging the Group's net investment in MMC were reclassified into the income statement. For further information, also see the discussion in Note 3. In addition, net losses of €8 million from hedging the Group's net investments in foreign operations were included in the cumulative translation adjustment without affecting DaimlerChrysler's net income in 2004.

34. Retained Interests in Securitized Sold Receivables and Sale of Finance Receivables

        DaimlerChrysler uses securitization transactions to improve shareholder returns and diversify its funding sources. In the ordinary course of the business the Group sells significant portions of its automotive finance receivables to trusts and third-parties entities in "asset-backed securitizations" and "whole loan sales". The information given below relates only to transfers of finance receivables which qualified for de-recognition according to the criteria in SFAS 140.

        Description of Securitization Transactions. Asset-backed securitizations ("ABS") involve the sale of financial assets by DaimlerChrysler to trusts that are Special Purpose Entities ("SPEs"). The SPEs purchase the assets with cash raised through the issuance of beneficial interests (usually debt instruments) to third-party investors. The sold financial assets consist of retail receivables with an expected average lifetime of several months at the time of the securitization and short-term wholesale receivables which are securitized using a revolving-period structure. The investors in the beneficial interests have recourse to the assets in the trusts and benefit from credit enhancements, such as overcollateralization. In a subordinated capacity, the Group retains residual beneficial interests in the sold receivables designed to absorb substantially all credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. The retained interest balance represents DaimlerChrysler's right to receive collections on the transferred receivables in excess of amounts required by the trust to pay interest and principal to investors, servicing fees, and other required payments. To support the European ABS-program DaimlerChrysler also provided a subordinated loan to one trust. The Group's maximum exposure to loss as a result of its involvement with these entities is limited to the amount of the carrying value of retained interests and the provided subordinated loan.

        The Group also transfers automotive finance receivables to third-party trusts in transactions wherein it does not retain a beneficial interest in the transferred receivables (whole loan sales). In whole loan sales, all risk of loss related to the sold receivables is transferred from DaimlerChrysler to the purchaser.

        The Group generally remains as servicer for the sold receivables.

        Trusts and Third-Party Entities. Trusts sponsored by DaimlerChrysler are considered Qualifying Special Purpose Entities ("QSPEs") under SFAS 140 and are not consolidated by the Group. The third-party entities are multi-seller and multi-collateralized bank conduits. These trusts are considered to be variable interest entities ("VIEs") under FIN 46R. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross-collateralized by the assets held by the entity. Although its interest in these VIEs is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R.

        Assumptions in Measuring the Retained Interests and Sensitivity Analysis. At December 31, 2005 and 2004, significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the respective year):

	Retail		Wholesale
	2005	2004	2005	2004
Prepayment speed assumption (monthly rate)	1.25%-1.5%	1.5%	1	1
Lifetime (in months)	18	18	3	3
Estimated lifetime net credit losses (an average percentage of sold receivables)	1.9%	2.3%	0.0%	0.0%

Residual cash flows discount rate (annual rate)	12.0%	12.0%	12.0%	12.0%

1
For the calculation of wholesale gains, the Group estimated that all sold wholesale loans would be liquidated within 210 days.

        Actual and projected net lifetime credit losses for retail receivables securitized were as follows:

	Receivables securitized in
Actual and projected credit losses Percentages as of
	2002	2003	2004	2005
December 31, 2005	1.8%	1.6%	1.8%	1.9%
December 31, 2004	1.9%	2.0%	2.3%
December 31, 2003	2.4%	2.5%
December 31, 2002	2.6%

        Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2005.

        At December 31, 2005, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

		Impact on fair value based on adverse
	Assumption percentage	10% change	20% change
(in millions of €)
Prepayment speed, monthly	1.5%	(8)	(14)
Expected remaining net credit losses as a percentage of receivables sold	0.9%	(23)	(45)
Residual cash flow discount rate, annualized	12.0%	(16)	(32)

        The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of €2 million and €3 million, respectively. Similar changes to the monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

        These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

        Retained Beneficial Interests in Securitized Sold Receivables. As there is no active market for retained interests, the Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, expected future credit losses arising from the collection of the sold receivables, and estimated repayment of principal and interest.

        For more details on the valuation of retained interests in securitized sold receivables please see Note 1.

        The fair value of retained interests in securitized sold receivables was as follows:

	At December 31,
	2005	2004
(in millions of €)
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	2,266	2,190
Expected future net credit losses on sold receivables	(286)	(369)

Fair value of net residual cash flows from sold receivables	1,980	1,821
Retained subordinated securities	233	379
Other retained interests	2	2

Retained interests in sold receivables	2,215	2,202

        At December 31, 2005, the Group also recognized a subordinated loan with a carrying value of €25 million to a trust related to the European ABS-platform.

        The fair value of Retained Interests in sold receivables and the subordinated loan are included in other assets (see Note 19).

        Sale of Finance Receivables. During the year ended December 31, 2005, DaimlerChrysler sold in asset-backed securitization transactions €10,059 million (2004: €9,329 million) and €33,922 million (2004: €35,414 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €11 million (2004: €79 million) and €169 million (2004: €157 million). During the year ended December 31, 2005, the Group sold €1,516 million (2004: €965 million) of retail receivables in whole loan sales and recognized gains of €2 million (2004: €14 million). As of December 31, 2005, the outstanding balance of receivables serviced in connection with whole loan sales was €1,931 million (2004: €1,361 million).

        The cash flows in connection with the mentioned transactions between DaimlerChrysler and the securitization trusts were as follows:

	2005	2004
(in millions of €)
Proceeds from new securitizations	15,093	11,360
Proceeds from collections reinvested in previous wholesale securitizations	33,892	35,393
Amounts reinvested in previous wholesale securitizations	(33,922)	(35,414)
Servicing fees received	214	183
Receipt of cash flows on retained interests in sold receivables	998	686

        The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those companies that sell receivables, as of and for the years ended December 31, 2005 and 2004, respectively, were as follows:

	Outstanding balance at		Delinquencies > 60 days at		Net credit losses for the year ended
	2005	2004	2005	2004	2005	2004
(in millions of €)
Managed retail receivables	48,216	38,963	111	116	428	390
Managed wholesale receivables	18,979	15,142	8	6	6	3

Total receivables managed	67,195	54,105	119	122	434	393
Less: Retail receivables sold	(14,677)	(14,287)	(32)	(24)	(155)	(144)
Less: Wholesale receivables sold	(8,703)	(5,880)	—	—	(3)	—

Total receivables sold	(23,380)	(20,167)	(32)	(24)	(158)	(144)
Retail receivables recognized in balance sheets	33,539	24,676	79	92	273	246
Wholesale receivables recognized in balance sheets	10,276	9,262	8	6	3	3

Receivables recognized in balance sheets	43,815	33,938	87	98	276	249

        The following summarizes the outstanding balance of the receivables sold to the QSPEs and VIEs and the corresponding retained interest balances as of December 31, 2005:

(in millions of €)	Receivables sold	Retained interest in sold receivables
Variable interest entities	3,815	367
Qualifying special purpose entities	19,565	1,848

	23,380	2,215

        Servicing Assets and Servicing Liabilities.    Servicing assets (Servicing liabilities) represent the present value derived from retaining the right (obligation) to service securitized receivables compared to adequate servicer compensation. During the year ended December 31, 2005, the Group recognized servicing assets of €7 million (2004: €1 million) and related amortization of €2 million (2004: €2 million). The Group also recognized servicing liabilities of €10 million (2004: €8 million) and related amortization of €13 million (2004: €11 million). At December 31, 2005, the fair value of servicing assets on sold receivables was €6 million (2004: €1 million), and the fair value of servicing liabilities was €15 million (2004: €15 million). These values were determined by discounting expected cash flows at current market rates.

        Liquidity Facilities of Special Purpose Entities.    To support the Group's asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating $6.2 billion which expire in September 2006, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies will sell receivables under this program. As of December 31, 2005, none of the liquidity facilities have been utilized.

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

        Financial Services.    The activities in this segment primarily extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing) and insurance brokerage. This Segment is also engaged in toll collection. In 2005, DaimlerChrysler renamed its Services segment to Financial Services, to emphasize its focus on the financial services business.

        Other Activities.    This segment comprises businesses, operations and investments not allocated to one of DaimlerChrysler's other business segments. It includes the Group's equity method investment EADS, the business unit DC Off-Highway which is primarily comprised of the MTU-F Group and the Off-Highway activities of Detroit Diesel Corporation, the real estate and corporate research activities, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets. The Group's equity investment in MMC is included in this segment using the equity method of accounting through June 29, 2004, and thereafter as an investment in related companies, accounted for at fair value. In November 2005, DaimlerChrysler sold all of its MMC shares (see also Note 3). Through December 31, 2003, this segment includes the MTU Aero Engines business unit. On December 27, 2005, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway Business Unit. The closing is expected to occur in the first quarter of 2006 (see also Note 4). On January 24, 2006, DaimlerChrysler presented a new management model. As part of the new management model, DaimlerChrysler intends to change the composition of its business segments by reporting the van and bus business units with its Other Activities. As a result of these changes, the Commercial Vehicles segment will be renamed the Truck Group.

        Management Reporting and Controlling Systems.    The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP), except for revenue recognition between the automotive business segments and the Services segment in certain markets.

        The Group measures the performance of its operating segments through "operating profit". DaimlerChrysler's consolidated operating profit (loss) is the sum of the operating profits and losses of its reportable segments adjusted for consolidation and elimination entries. Segment operating profit (loss) is computed starting with income (loss) before income taxes, minority interests, discontinued operations, and the cumulative effect of changes in accounting principles, and then adjusting that amount to 1) exclude pension and postretirement benefit income or expenses, other than current and prior year service costs and settlement/curtailment losses, 2) exclude gains from the sale of the 12.4% stake in MMC in 2005 and the 10.5% stake in HMC in 2004, impairment of investment in EADS in 2003, 3) exclude interest and similar income and interest and similar expenses, 4) exclude other financial income (loss), net and 5) include or exclude certain miscellaneous items. In addition, this result is further adjusted to a) include pre-tax income (loss) from discontinued operations, adjusted to exclude or include the reconciling items 1 to 5 described above, b) include pre-tax gain (loss) on the disposal of discontinued operations, and c) include the Group's share of all of the above reconciling items included in the net earnings (losses) of investments accounted for at equity.

        Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

        Revenues are allocated to countries based on the location of the customer. Long-lived assets are disclosed according to the physical location of these assets.

        Capital expenditures represent the purchase of property, plant and equipment.

        Segment information as of and for the years ended December 31, 2005, 2004 and 2003 follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Discontinued Operations/ Eliminations	Consolidated
2005
Revenues	46,429	50,086	38,356	12,798	2,107	149,776	—	149,776
Intersegment sales	3,586	32	2,278	2,641	289	8,826	(8,826)	—

Total revenues	50,015	50,118	40,634	15,439	2,396	158,602	(8,826)	149,776

Operating Profit (Loss)	(505)	1,534	2,093	1,468	591	5,181	4	5,185
Identifiable segment assets	27,081	55,372	21,712	99,635	29,251	233,051	(31,419)	201,632
Capital expenditures	1,629	3,083	1,743	45	109	6,609	(29)	6,580
Depreciation and amortization	2,418	3,336	1,313	5,757	168	12,992	(381)	12,611
2004
Revenues	46,082	49,485	32,940	11,646	1,906	142,059	—	142,059
Intersegment sales	3,548	13	1,824	2,293	294	7,972	(7,972)	—

Total revenues	49,630	49,498	34,764	13,939	2,200	150,031	(7,972)	142,059

Operating Profit (Loss)	1,666	1,427	1,332	1,250	456	6,131	(377)	5,754
Identifiable segment assets	26,945	45,869	20,156	88,036	26,526	207,532	(24,660)	182,872
Capital expenditures	2,343	2,647	1,184	91	134	6,399	(13)	6,386
Depreciation and amortization	1,854	3,368	1,058	4,976	164	11,420	(308)	11,112
2003
Revenues	48,025	49,321	25,304	11,997	3,723	138,370	(1,933)	136,437
Intersegment sales	3,421	—	1,502	2,040	361	7,324	(7,324)	—

Total revenues	51,446	49,321	26,806	14,037	4,084	145,694	(9,257)	136,437

Operating Profit (Loss)	3,126	(506)	811	1,240	1,329	6,000	(314)	5,686
Identifiable segment assets	24,199	47,147	14,713	83,239	31,227	200,525	(22,075)	178,450
Capital expenditures	2,939	2,487	958	76	169	6,629	(15)	6,614
Depreciation and amortization	1,789	3,927	890	5,087	196	11,889	(290)	11,599

        Mercedes Car Group.    In 2005, the operating profit (loss) of the Mercedes Car Group segment includes charges of €570 million for the headcount reduction initiative at Mercedes Car Group. Of this amount, €70 million were already cash effective in 2005 (see Note 5).

        An accrual established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable decision by the Court of First Instance of the European Court of Justice. This

amount is included in selling expenses in the consolidated statement of income and in the operating results of the Mercedes Car Group segment in 2005.

        The operating profit (loss) of the Mercedes Car Group segment for 2005 includes charges of €1,111 million associated with the realignment of the business model for smart. Thereof €535 million are attributable to impairment charges and write-downs and €576 million are attributable to expected payments in the current or future periods (see Note 5).

        In 2003, operating profit of the Mercedes Car Group includes a non-cash impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil.

        Chrysler Group.    In 2005, the Chrysler Group recorded a €240 million gain on the sale of its Arizona Proving Grounds vehicle testing facility and a €36 million benefit as a result of adjustments to prior estimates associated with the Chrysler Group turnaround plan (see also Note 7), which were partially offset by charges of €99 million related to the financial support provided to supplier Collins & Aikman (see Note 32).

        In 2004, the Chrysler Group's operating results were negatively impacted by a €145 million charge related to the turnaround plan, a €138 million charge for early retirement incentives and other workforce reductions, partially offset by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

        In 2003, the Chrysler Group's operating results were negatively impacted by a €469 million charge related to the turnaround plan. Also during 2003, the Chrysler Group and Financial Services segments agreed to an arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles. In addition, the Chrysler Group and Financial Services segments negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives in 2003. The adjusted pricing reflected the then current favorable funding environment as well as Financial Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. Both arrangements resulted in a favorable impact of €244 million on the 2003 operating profit of the Chrysler Group, and a corresponding decrease of €244 million on the 2003 operating profit of Financial Services. Neither arrangement had any effect on the Group's consolidated operating results.

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

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified (see Note 4 for additional information). As of December 31, 2004, DaimlerChrysler made a true-up based on the preliminary evaluation of the probable costs associated with the quality measures and recall campaigns at MFTBC which substantially confirmed the estimates made in the third quarter 2004. Total expenses arising from the recall issues reduced 2004 operating profit of the Commercial Vehicle segment by €475 million. The reduction in operating profit consisted of €70 million classified as financial income (expense), net, in the Group's 2004 statement of operations and €735 million classified as cost of sales, net of €330 million attributed to the minority interests' share in those costs. As expenses attributed to minority interests are not allocated to operating profit, they are included in the line "Miscellaneous items, net" in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations. The following settlement with MMC associated with the quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Commercial Vehicles segment in 2005.

        Financial Services.    In 2005, 2004 and 2003, the Financial Services segment recorded charges of €54 million, €472 million and €241 million related to the participation in Toll Collect. The charges in 2004 were mainly the result of revaluing the system's total costs and extra operating expenses required to guarantee the start of the system on January 1, 2005.

        In 2004, the operating profit of the Financial Services segment includes non-cash impairment charges of €102 million associated with the investment made in dAF.

        Capital expenditures for equipment on operating leases for 2005, 2004 and 2003 for the Financial Services segment amounted to €16,055 million, €13,850 million and €11,631 million, respectively.

        With respect to two agreements entered into in 2003 with the Chrysler Group segment, the 2003 operating profit of Financial Services were unfavorably impacted by €244 million. See discussion at Chrysler Group above.

        Other Activities.    In 2005, operating profit of the Other Activities segment includes primarily the Group's share in the gains of EADS of €757 million (see Note 3). In 2004 and 2003, the proportionate results of the investments in EADS and MMC together amounted to €548 million and €278 million, respectively. The 2004 amount also included the results from the dilution of the Group's interest in MMC (loss of €135 million) and related currency hedging effects (gain of €195 million). Due to the loss of significant influence on MMC at June 29, 2004, the Group's share in the losses of MMC is only included for the corresponding period (see Note 3 for additional information).

        As a result of the repurchase of a note by MTU Aero Engines Holding AG, a gain of €53 million is included in the operating profit of the Other Activities segment for 2005 (see Note 6).

        At December 31, 2005, the identifiable assets of the Other Activities segment include €3,564 million related to the carrying values of the investment in EADS. In 2004 and 2003, the carrying values of the investments in EADS and MMC together amounted to €4,313 million and €4,542 million, respectively.

        In connection with the sale of Adtranz in 2001, a settlement agreement with Bombardier was reached in 2004 with respect to all claims asserted. This settlement resulted in a favorable impact of €120 million on the 2004 operating profit of the Other Activities segment.

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

        The reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, discontinued operations and cumulative effects of changes in accounting principles is as follows:

(in millions of €)	2005	2004	2003
Total segment operating profit	5,181	6,131	6,000
Elimination and consolidation amounts	4	(377)	(314)

Total Group operating profit	5,185	5,754	5,686
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(1,175)	(845)	(870)
Gain from the sale of the 12.4% stake in MMC	681	—	—
Gain from the sale of the 10.5% stake in HMC	—	252	—
Impairment of investment in EADS	—	—	(1,960)
Interest and similar income	539	490	521
Interest and similar expenses	(1,112)	(790)	(911)
Other financial income (loss), net	(69)	(171)	35
Miscellaneous items, net	(149)	(384)	(308)
Pre-tax income from discontinued operations, adjusted to exclude or include the above reconciling items	—	—	(84)
Pre-tax income on disposal of discontinued operations	—	—	(1,031)
The Group's share of the above reconciling items included in the net losses of investments accounted for at equity	(462)	(771)	(482)

Consolidated income before income taxes, minority interests, cumulative effects of changes in accounting principles and discontinued operations	3,438	3,535	596

        Revenues from external customers presented by geographic region are as follows:

(in millions of €)	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Discontinued operations	Consolidated
2005	20,948	26,389	67,015	13,919	12,525	8,980	—	149,776
2004	22,315	26,530	64,232	11,295	10,093	7,594	—	142,059
2003	24,182	26,975	64,757	10,399	6,786	5,271	(1,933)	136,437

1
Excluding Germany.

        Germany accounts for €20,682 million of long-lived assets (2004: €21,209 million; 2003: €21,164 million), the United States for €44,007 million (2004: €35,250 million; 2003: €36,430 million) and other countries for €17,716 million (2004: €15,982 million; 2003: €13,102 million).

36. Earnings (Loss) per Share

        The computation of basic and diluted earnings (loss) per share for "Income (loss) from continuing operations" is as follows:

	Year ended December 31,
	2005	2004	2003
(in millions of € or millions of shares, except earnings (loss) per share)
Income (loss) from continuing operations — basic	2,851	2,466	(418)
Interest expense on convertible bonds and notes (net of tax)	—	—	—

Income (loss) from continuing operations — diluted	2,851	2,466	(418)

Weighted average number of shares outstanding — basic	1,014.7	1,012.8	1,012.7
Dilutive effect of stock options in 2005 and 2004	3.0	1.7	—

Weighted average number of shares outstanding — diluted	1,017.7	1,014.5	1,012.7

Earnings (loss) per share from continuing operations
Basic	2.80	2.43	(0.41)
Diluted	2.80	2.43	(0.41)

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

        Stock options to acquire 65.7 million, 67.1 million and 71.6 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings (loss) per share for 2005, 2004 and 2003, respectively, because the options' underlying exercise prices were higher than the average market prices of DaimlerChrysler Ordinary Shares in these periods.

37. Related Party Transactions

        The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of its business. These suppliers include companies in which the Group holds an ownership interest and companies that are affiliated with some members of DaimlerChrysler AG's Supervisory Board or Board of Management.

        In recent years, DaimlerChrysler initiated several cooperation projects with MMC. In November 2005, DaimlerChrysler sold its remaining 12.4% interest in MMC. Current cooperation projects will not be affected by the sale, and will continue as previously agreed. Examples of such projects are the joint development and production of engines, the shared use of vehicle architecture and the joint production of passenger cars, sports utility vehicles and pickup trucks in Europe, North America, China and South Africa.

        DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the Mercedes McLaren super sports car, which DaimlerChrysler launched into the markets in 2004. The Group owns a 40% equity interest in McLaren Group Ltd.

        As described in more detail in Note 3, DaimlerChrysler provides a number of guarantees with respect to Toll Collect, a joint venture in which DaimlerChrysler holds an equity interest of 45%. Mr. Bernhard Walter, a member of the Supervisory Board of DaimlerChrysler AG, is also a member of the Supervisory Board of Deutsche Telekom AG, one of the other investors in Toll Collect.

        In 2003, DaimlerChrysler sold 60% of its equity interest in Mercedes-Benz Lenkungen GmbH to ThyssenKrupp Automotive AG. Since then, DaimlerChrysler accounted for its remaining 40% equity interest in the company using the equity method of accounting. Mr. Bernhard Walter, a member of DaimlerChrysler's Supervisory Board, abstained from the voting for the approval of the sale since he is also a member of the Supervisory Board of ThyssenKrupp AG, the parent company of ThyssenKrupp Automotive AG. As described in Note 4, DaimlerChrysler sold its remaining 40% equity interest in the company to ThyssenKrupp Automotive AG. The Group continues to purchase products from this company.

        In May 2002, our wholly owned subsidiary DaimlerChrysler Corporation ("DCC") sold its Dayton Thermal Products Plant to Behr Dayton, a joint venture company with Behr America Inc. As of May 1, 2004, DCC sold its remaining minority interest in the joint venture to Behr America Inc. DCC is required to purchase products from the former joint venture at competitively-based prices under a supply agreement entered into in connection with the sale. The supply agreement is valid from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction.

        In 2004, Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments for the rental of premises to Westfalia Van Conversion GmbH, a wholly owned subsidiary of DaimlerChrysler AG, in the amount of €1 million.

        DaimlerChrysler engages in commercial transactions negotiated at arms length with its equity investee EADS. DaimlerChrysler does not consider these transactions to be material to us either individually or in the aggregate. Mr. Lagardère, a member of the Supervisory Board of DaimlerChrysler AG, is also one of two chairmen of the board of directors of EADS.

        From time to time, DaimlerChrysler Group companies may purchase goods and services (primarily advertising) from, and sell or lease vehicles or provide financial services to, Lagardère Group companies in the ordinary course. Mr. Lagardère is the general partner and chief executive officer of their ultimate parent company, Lagardère SCA, a publicly traded company.

        The following represent transactions with shareholders. DaimlerChrysler incurred expenses of approximately $800,000 in 2005 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

        In July 2005, DCC and Haden Prism LLC ("Haden") entered into an agreement under which Haden will construct and operate a vehicle paint facility within the Chrysler Group's manufacturing complex in Toledo, Ohio, as part of a supplier co-location project scheduled to begin operation in 2006. Haden is an indirect subsidiary of Haden International Group, Inc., which is 75% owned by Palladium Equity Partners ("Palladium"), a private investment firm with investments in several other companies. Robert J. Lanigan, a member of the Supervisory Board of DaimlerChrysler AG, is a partner and an investor in Palladium.

        DaimlerChrysler Canada Inc. paid CAD1.2 million to a subsidiary of Mosaic Sales Solutions Holding Company for field marketing services pursuant to a competitively bid contract awarded in April 2005. The chief executive officer of the subsidiary, Tony LaSorda, is the brother of Thomas LaSorda, a member of the Board of Management of DaimlerChrysler AG who assumed responsibility for the Chrysler Group in September 2005.

        During 2005, Deutsche Bank AG reduced its 11.8% share ownership as of December 31, 2004, and now holds less than 5% of our outstanding shares. Deutsche Bank AG and its subsidiaries provided the Group with various financial and other services for which they were paid reasonable and customary fees. DaimlerChrysler also guarantees the obligations of its employees under the company's corporate credit card program for corporate travel expenses with Deutsche Bank AG in the event the employees default on their obligations to Deutsche Bank AG. This guarantee, which amounted to €651 million as of December 31, 2004, was reduced to €20 million during 2005. DaimlerChrysler so far has not incurred any major payments to Deutsche Bank AG from that guarantee.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 of its shares in EADS (approximately 3% of the voting stock). As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler.

38. Compensation of the Members of the Board of Management and the Supervisory Board and
       Further Additional Information Concerning German Corporate Governance Code

        Compensation. The total compensation paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from benefits in kind.

        Thereof €9.3 million account for fixed, €24.6 million for short-term and mid-term and €1.0 million for long-term incentive compensation components. This is correspondent to a sum of €34.9 million in 2005.

        In 2005, 454,914 phantom shares were granted to the members of the Board of Management from the long-term share-based compensation component. The cash pay-out for these shares will be effective in 2009 in the event of continuous service on the Board of Management and dependent on the achievement of internal and external goals. The information on the pay-out will be part of the performance-oriented compensation disclosure for the business year 2009. For detailed information on stock-based compensation programs, see Note 24.

        In 2005, stock options granted in 2003 were exercisable. In this context, Members of the Board of Management exercised 167,500 stock options.

        Board of Management Members, whose term of office expired in 2005, were entitled to receive compensation earned before the respective retirement date from current mid-term and the new 2005 long-term share-based remuneration components calculated on a pro-rata basis. We also had expenditures in connection with certain previously accrued retirement benefit obligations of other Board of Management Members. The aggregate amount of both items is €23.8 million.

        The aggregate amount of expenditures paid by DaimlerChrysler for the year ended December 31, 2005, to provide pension, retirement and similar benefits for former members of the board of management and their survivors was €16.9 million. An amount of €292.9 million has been accrued for pension obligations to former members of the Board of Management and their survivors.

        The compensation paid in 2005 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.0 million. The individual compensation paid to the members of the Supervisory Board is disclosed as part of the compensation report in accordance with a recommendation of the German corporate governance code. Except for the compensation paid to employee representatives within the Supervisory Board in accordance with their contracts of employment, no compensation was paid for services provided personally beyond the aforementioned Board activities, in particular for advisory or agency services.

        As of December 31, 2005, no advances or loans existed to members of the Board of Management or Supervisory Board of DaimlerChrysler AG.

        Transactions with Related Parties.    For transactions with related parties, which are shareholders of DaimlerChrysler AG, see the last section of Note 37.

        Third Party Companies.    At December 31, 2005, DaimlerChrysler was shareholder of a significant company, that meet the criteria of a third party company according German Corporate Governance Codex:

Name of the company	Tata Motors Limited
Headquarters	Mumbai, India
Stake in %[1]	6.8
Equity in millions of €[2]	828
Net income in millions of €[2]	253

1
As of December 31, 2005

2
Based on national consolidated financial statements for the year ended March 31, 2005.

39. Principal Accountant Fees and Services

        The fees, billed by the independent auditors KPMG for professional services in 2005, 2004 and 2003 are comprised of:

	Year ended December 31,
(in millions of €)	2005	2004	2003
Audit fees	42	39	34
Audit-related fees	11	14	7
Tax fees	5	6	6
All other fees	4	5	3

	62	64	50

40. Condensed Consolidating Financial Information

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

2005 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Goodwill and other intangible assets	83	—	4,989	—	5,072
Property, plant and equipment, net	7,500	—	29,244	(5)	36,739
Investments and long-term financial assets	33,424	51,346	11,968	(90,382)	6,356
Equipment on operating leases, net	5,279	—	29,264	(305)	34,238

Fixed assets	46,286	51,346	75,465	(90,692)	82,405

Inventories	6,065	—	14,203	(1,129)	19,139
Trade, finance and other receivables	14,446	1,271	78,559	(16,849)	77,427
Securities	1,853	1,656	1,427	—	4,936
Cash and cash equivalents	297	4,955	2,459	—	7,711

Non-fixed assets	22,661	7,882	96,648	(17,978)	109,213

Deferred taxes and prepaid expenses	3,525	—	9,280	(4,165)	8,640

Disposal group Off-Highway, assets held for sale	—	—	1,478	(104)	1,374

Total assets	72,472	59,228	182,871	(112,939)	201,632

Liabilities and stockholders' equity
Stockholders' equity	36,449	14,718	69,913	(84,631)	36,449

Minority interests	—	—	653	—	653

Accrued liabilities	12,501	627	33,702	(148)	46,682

Financial liabilities	14,401	42,486	43,148	(19,103)	80,932
Trade liabilities	3,943	—	10,648	—	14,591
Other liabilities	2,432	1,316	9,195	(3,890)	9,053

Liabilities	20,776	43,802	62,991	(22,993)	104,576

Deferred taxes and deferred income	2,746	81	14,792	(5,118)	12,501

Disposal group Off-Highway, liabilities held for sale	—	—	820	(49)	771

Total liabilities	36,023	44,510	112,958	(28,308)	165,183

Total liabilities and stockholders' equity	72,472	59,228	182,871	(112,939)	201,632

Revenues	59,188	—	134,315	(43,727)	149,776
Cost of sales	(49,810)	—	(114,263)	41,179	(122,894)

Gross margin	9,378	—	20,052	(2,548)	26,882

Selling, administrative and other expenses	(7,424)	(12)	(13,077)	1,529	(18,984)
Research and development	(2,960)	—	(2,799)	110	(5,649)
Other income	761	—	1,165	(960)	966
Goodwill impairment	—	—	(30)	—	(30)
Turnaround plan — Chrysler Group	—	—	36	—	36

Income (loss) before financial income	(245)	(12)	5,347	(1,869)	3,221

Financial income (expense), net	3,021	895	8	(3,707)	217

Income (loss) before income taxes	2,776	883	5,355	(5,576)	3,438

Income taxes	71	736	(1,363)	43	(513)
Minority interests	—	—	(74)	—	(74)

Income (loss) from continuing operations	2,847	1,619	3,918	(5,533)	2,851

Income from discontinued operations	—	—	—	—	—
Cumulative effects of changes in accounting principle	(1)	—	(4)	—	(5)

Net income (loss)	2,846	1,619	3,914	(5,533)	2,846

Cash provided by (used for) operating activities	1,360	(530)	9,407	2,116	12,353

Increase in equipment on operating leases	(3,225)	—	(17,305)	294	(20,236)
Purchases of property, plant, equipment and other fixed assets	(2,083)	—	(4,769)	—	(6,852)
Proceeds from disposals of equipment on operating leases leases	2,729	—	8,914	—	11,643
Proceeds from disposals of fixed assets	141	—	957	—	1,098
Payments for investments in businesses	(811)	—	(774)	1,033	(552)
Proceeds from disposals of businesses	422	—	1,127	(1,033)	516
(Increase) decrease in receivables from financial services, net	(165)	—	3,057	2	2,894
Disposition (acquisitions) of securities (other than trading), net	1,063	(1,121)	310	—	252
Other	(205)	4,742	(1,043)	(3,479)	15

Cash used for investing activities	(2,134)	3,621	(9,526)	(3,183)	(11,222)

Change in financial liabilities	346	(1,101)	2,078	(1,461)	(138)
Dividends paid	(1,519)	(884)	(3,309)	4,137	(1,575)
Other	200	—	1,609	(1,609)	200

Cash provided by (used for) financing activities	(973)	(1,985)	378	1,067	(1,513)

Effect of foreign exchange rate changes on cash	—	568	52	—	620

Net increase (decrease) in cash and cash equivalents	(1,747)	1,674	311	—	238

Cash and cash equivalents
At beginning of period	2,044	3,281	2,056	—	7,381

At end of period	297	4,955	2,367	—	7,619

2004 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Goodwill and other intangible assets	97	—	4,577	—	4,674
Property, plant and equipment, net	7,130	—	26,897	(10)	34,017
Investments and long-term financial assets	30,170	45,891	10,464	(79,486)	7,039
Equipment on operating leases, net	4,955	—	22,013	(257)	26,711

Fixed assets	42,352	45,891	63,951	(79,753)	72,441

Inventories	6,395	—	11,236	(826)	16,805
Trade, finance and other receivables	11,166	3,968	75,829	(14,246)	76,717
Securities	1,951	410	1,523	—	3,884
Cash and cash equivalents	2,409	3,281	2,092	—	7,782

Non-fixed assets	21,921	7,659	90,680	(15,072)	105,188

Deferred taxes and prepaid expenses	2,076	8	9,312	(6,153)	5,243

Total assets	66,349	53,558	163,943	(100,978)	182,872

Liabilities and stockholders' equity
Stockholders' equity	33,338	11,961	63,435	(75,212)	33,522

Minority interests	—	—	909	—	909

Accrued liabilities	10,824	135	31,118	(139)	41,938

Financial liabilities	14,054	41,066	37,255	(16,105)	76,270
Trade liabilities	4,206	—	8,714	—	12,920
Other liabilities	1,680	149	9,571	(2,655)	8,745

Liabilities	19,940	41,215	55,540	(18,760)	97,935

Deferred taxes and deferred income	2,247	247	12,941	(6,867)	8,568

Total liabilities	33,011	41,597	100,508	(25,766)	149,350

Total liabilities and stockholders' equity	66,349	53,558	163,943	(100,978)	182,872

Revenues	56,553	—	125,089	(39,583)	142,059
Cost of sales	(46,000)	—	(105,691)	37,124	(114,567)

Gross margin	10,553	—	19,398	(2,459)	27,492

Selling, administrative and other expenses	(6,995)	(12)	(12,458)	1,493	(17,972)
Research and development	(3,179)	—	(2,581)	102	(5,658)
Other income	748	—	824	(677)	895
Turnaround plan expenses — Chrysler Group	—	—	(145)	—	(145)

Income (loss) before financial income	1,127	(12)	5,038	(1,541)	4,612

Financial income (expense), net	2,005	1,348	(416)	(4,014)	(1,077)

Income (loss) before income taxes	3,132	1,336	4,622	(5,555)	3,535

Income taxes	(666)	492	(1,065)	62	(1,177)
Minority interests	—	—	108	—	108

Income (loss) from continuing operations	2,466	1,828	3,665	(5,493)	2,466

Income from discontinued operations	—	—	—	—	—

Net income (loss)	2,466	1,828	3,665	(5,493)	2,466

Cash provided by (used for) operating activities	3,124	(932)	12,034	(3,166)	11,060

Increase in equipment on operating leases	(3,278)	—	(14,623)	223	(17,678)
Purchases of property, plant, equipment and other fixed assets	(2,244)	—	(4,658)	2	(6,900)
Proceeds from disposals of equipment on operating leases leases	2,492	—	7,976	—	10,468
Proceeds from disposals of fixed assets	203	—	538	—	741
Payments for investments in businesses	(465)	—	162	39	(264)
Proceeds from disposals of businesses	875	—	382	(39)	1,218
(Increase) decrease in receivables from financial services, net	3	—	(4,058)	599	(3,456)
Disposition (acquisitions) of securities (other than trading), net	(454)	(103)	(173)	—	(730)
Other	(2,344)	(1,691)	(505)	4,459	(81)

Cash used for investing activities	(5,212)	(1,794)	(14,959)	5,283	(16,682)

Change in financial liabilities	2,927	1,325	188	(344)	4,096
Dividends paid	(1,519)	—	(1,952)	1,924	(1,547)
Other	—	—	3,697	(3,697)	—

Cash provided by (used for) financing activities	1,408	1,325	1,933	(2,117)	2,549

Effect of foreign exchange rate changes on cash	—	(236)	(77)	—	(313)

Net increase (decrease) in cash and cash equivalents	(680)	(1,637)	(1,069)	—	(3,386)

Cash and cash equivalents
At beginning of period	2,724	4,918	3,125	—	10,767

At end of period	2,044	3,281	2,056	—	7,381

2003 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Revenues	56,248	—	117,777	(37,588)	136,437
Cost of sales	(44,808)	—	(100,369)	35,251	(109,926)

Gross margin	11,440	—	17,408	(2,337)	26,511

Selling, administrative and other expenses	(7,327)	(17)	(11,645)	1,217	(17,772)
Research and development	(3,382)	—	(2,295)	106	(5,571)
Other income	532	—	785	(604)	713
Turnaround plan expenses — Chrysler Group	—	—	(469)	—	(469)

Income (loss) before financial income	1,263	(17)	3,784	(1,618)	3,412

Impairment of investment in EADS	(1,960)	—	(1,960)	1,960	(1,960)
Other financial income (expense), net	1,225	425	(211)	(2,295)	(856)

Financial income (expense), net	(735)	425	(2,171)	(335)	(2,816)

Income (loss) before income taxes	528	408	1,613	(1,953)	596

Income taxes	(946)	544	(627)	50	(979)
Minority interests	—	—	(35)	—	(35)

Income (loss) from continuing operations	(418)	952	951	(1,903)	(418)

Income from discontinued operations	14	—	14	(14)	14
Income on disposal of discontinued operations	882	—	888	(888)	882
Cumulative effects of changes in accounting principle	(30)	—	(30)	30	(30)

Net income (loss)	448	952	1,823	(2,775)	448

Cash provided by (used for) operating activities	6,217	891	9,508	(2,790)	13,826

Increase in equipment on operating leases	(2,934)	—	(12,813)	143	(15,604)
Purchases of property, plant, equipment and other fixed assets	(2,507)	—	(4,422)	12	(6,917)
Proceeds from disposals of equipment on operating leases leases	2,277	—	9,674	—	11,951
Proceeds from disposals of fixed assets	297	—	346	—	643
Payments for investments in businesses	(912)	—	(414)	305	(1,021)
Proceeds from disposals of businesses	298	—	1,216	(305)	1,209
(Increase) decrease in receivables from financial services, net	—	—	(3,580)	235	(3,345)
Disposition (acquisitions) of securities (other than trading), net	179	(88)	(481)	—	(390)
Other	(1,077)	(1,207)	3,453	(1,303)	(134)

Cash used for investing activities	(4,379)	(1,295)	(7,021)	(913)	(13,608)

Change in financial liabilities	(696)	2,647	(1,725)	3,821	4,047
Dividends paid	(1,519)	(442)	(1,601)	2,025	(1,537)
Other	1	—	2,150	(2,143)	8

Cash provided by (used for) financing activities	(2,214)	2,205	(1,176)	3,703	2,518

Effect of foreign exchange rate changes on cash	—	(865)	(204)	—	(1,069)

Net increase (decrease) in cash and cash equivalents	(376)	936	1,107	—	1,667

Cash and cash equivalents
At beginning of period	3,100	3,982	2,018	—	9,100

At end of period	2,724	4,918	3,125	—	10,767

QuickLinks

TABLE OF CONTENTS
  Item 1. Identity of Directors, Senior Management and Advisers.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information.
SELECTED FINANCIAL DATA
RISK FACTORS
  Item 4. Information on the Company.
INTRODUCTION
DESCRIPTION OF BUSINESS SEGMENTS
SUPPLIES AND RAW MATERIALS
GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS
DESCRIPTION OF PROPERTY
  Item 4A. Unresolved Staff Comments
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
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
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
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
Index to Consolidated Financial Statements