Form 20-F/A
period 2005-12-31
DAIMLERCHRYSLER AG
filed 2006-06-30
CIK 1067318

As filed with the Securities and Exchange Commission on June 30, 2006

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

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

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

        The registrant hereby amends its Annual Report on Form 20-F filed March 6, 2006, to provide certain incremental and enhanced disclosures about the adjustments made to the January 1, 2003 balance of stockholders' equity and to 2005 net income and operating profit and to provide the following condensed consolidated financial information of the European Aeronautic Defence and Space Company EADS N.V. and subsidiaries ("EADS"):

  •
  Condensed consolidated income statement information for the years ended December 31, 2005, 2004 and 2003;

  •
  Condensed consolidated balance sheet information as of December 31, 2005 and 2004; and

  •
  Condensed consolidated cash flow information for the years ended December 31, 2005, 2004 and 2003.

        DaimlerChrysler is providing the aforementioned disclosures about the adjustments to its January 1, 2003 stockholders' equity balance and its 2005 net income and operating profit in a revised Note 1 and Note 31 to the DaimlerChrysler 2005 consolidated financial statements. Additionally, DaimlerChrysler is providing the aforementioned condensed consolidated financial information about EADS, prepared using generally accepted accounting principles in the United States of America, in a revised Note 3 to the DaimlerChrysler 2005 consolidated financial statements.

        DaimlerChrysler is filing this amendment for the sole purpose of updating "Item 18. Financial Statements," updating Exhibits 12.1, 12.2, 13.1 and 14.1 and changing the page reference under the heading "Consolidated Financial Statements" in "Item 8. Financial Information" from "F-1 through F-94" to "F-1 through F-98."

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements and schedule on pages F-i, F-1 through F-98.

2

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2005 Annual Report on its behalf.

Date: June 30, 2006

DAIMLERCHRYSLER AG
By:	/s/ DIETER ZETSCHE Dr. Dieter Zetsche Chairman of the Board of Management / Head of Mercedes Car Group
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling / Financial Services

3

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

Stuttgart, Germany
February 23, 2006 except for Note 3 which is as of June 2, 2006

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

        The following table provides detailed information about the exact nature and related amount comprising each component of the adjustments made to correct for those misstatements:

	Effect of accumulated misstatements on stockholders' equity as of January 1, 2003	Effect of out of period adjustments on net income 2005			Effect of out of period adjustments on operating profit 2005
(in millions of €)		Total	Related to 2004	Related to 2003	Total	Related to 2004	Related to 2003
Adjustments resulting from DaimlerChrysler's internal investigation of certain accounts, transactions and payments (see Note 31)	(306)	(89)	(53)	(36)	(50)	(30)	(20)

Derivative instruments that did not qualify for hedge accounting	291	(37)	12	(49)	—	—	—

Deferred income taxes of U.S. subsidiaries	106	20	(9)	29	—	—	—

Correction of advertising accrual	—	10	(37)	47	14	(61)	75

Deferral of supplier payments received	—	(28)	(17)	(11)	(45)	(27)	(18)

Recognition of earned supplier warrants	—	14	14	—	23	23	—

Capitalization of interest	—	4	4	—	—	—	—

Correction of retirement accrual	6	2	1	1	3	1	2

Canadian income taxes	(25)	(2)	(1)	(1)	—	—	—

Total	72	(106)	(86)	(20)	(55)	(94)	39

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

        DaimlerChrysler is providing the following condensed consolidated financial information about EADS as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 (in millions of €):

        Condensed consolidated income statement information:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenues	32,172	29,512	28,641
Cost of sales	(26,014)	(23,929)	(23,001)

Gross margin	6,158	5,583	5,640
Selling, administrative and other expenses	(2,217)	(2,181)	(2,444)
Research and development	(2,349)	(2,273)	(2,168)
Other income	243	355	217

Income before financial income	1,835	1,484	1,245
Financial result	83	(132)	(4)

Income before income taxes	1,918	1,352	1,241
Income taxes	(706)	(587)	(494)
Minority interests	(199)	(73)	(54)
Cumultative effects of changes in accounting principles	0	0	10

Net income	1,013	692	703

        Condensed consolidated balance sheet information:

	At December 31, 2005	At December 31, 2004
Goodwill	10,902	10,851
Other intangible assets	404	368
Property, plant and equipment, net	11,662	10,134
Investments and long-term financial assets	6,508	6,360
Equipment on operating leases, net	2,080	2,458

Fixed assets	31,556	30,171
Inventories	13,964	10,728
Trade receivables	3,866	3,564
Other receivables	6,025	10,998
Securities	1,040	466
Cash, and cash equivalents	8,951	8,073

Non-fixed assets	33,846	33,829
Deferred taxes	2,729	2,667
Prepaid expenses	846	941
Assets classified as held for sale	881	0

Total assets	69,858	67,608

Stockholders' equity	15,932	18,397
Minority interests	1,663	2,243
Accrued liabilities	11,282	9,609
Financial liabilities	6,299	6,205
Trade and other liabilities	30,725	25,275

Liabilities	37,024	31,480
Deferred taxes	2,167	4,058
Deferred income	1,728	1,821
Liabilities directly associated with assets held for sale	62	0

Total liabilities	52,263	46,968

Total liabilities and stockholders' equity	69,858	67,608

        Condensed consolidated cash flow information:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Net cash provided by operating activities	4,829	4,959	3,905
Purchases of non-current assets	(2,990)	(3,724)	(3,166)
Proceeds from disposal of non-current assets	489	152	301
Other	(546)	19	(373)

Net cash used for investing activities	(3,047)	(3,553)	(3,238)
Change in financial liabilities	(330)	337	1,199
Cash distribution to shareholders	(396)	(320)	(240)
Other	(193)	(102)	(40)

Net cash provided by (used for) financing activities	(919)	(85)	919
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents	15	(2)	(79)

Net increase in cash and cash equivalents	878	1,319	1,507
Cash and cash equivalents:
At beginning of year	8,073	6,754	5,247

At end of year	8,951	8,073	6,754

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

        The following table provides detailed information about the exact nature and related amount comprising each component of the adjustments made to correct for the misstatements related to the internal investigation and the expatriate employee compensation:

	Effect of accumulated misstatements on stockholders' equity as of January 1, 2003	Effect of out of period adjustments on net income 2005			Effect of out of period adjustments on operating profit 2005
(in millions of €)		Total	Related to 2004	Related to 2003	Total	Related to 2004	Related to 2003
Self-reported potential tax liabilities	(265)	(65)	(34)	(31)	(21)	(9)	(12)

Intercompany accounts not properly eliminated in consolidation	37	(15)	(18)	3	(16)	(20)	4

Consolidation of controlled entities previously not consolidated	6	16	10	6	21	14	7

Subtotal—Internal investigation into possible violations of law	(222)	(64)	(42)	(22)	(16)	(15)	(1)

Unreported taxes related to compensation of expatriate employees	(84)	(25)	(11)	(14)	(34)	(15)	(19)

DaimlerChrysler's internal investigation of certain accounts, transactions and payments	(306)	(89)	(53)	(36)	(50)	(30)	(20)

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