Form 20-F
period 2006-12-31
DAIMLERCHRYSLER AG
filed 2007-02-27
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 27, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
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

Ordinary Shares, no par value. . . . . . . . . 1,028,163,751

(as of December 31, 2006)

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

Large accelerated filer /X/	Accelerated filer / /	Non-accelerated filer / /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /	Item 18 /X/

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes / /	No /X/

i

Item 10.	Additional Information	104
	Options to Purchase Securities from Registrant or Subsidiaries	104
	Memorandum and Articles of Incorporation	104
	Exchange Controls	109
	Taxation	109
	Documents on Display	113
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	113
	Exchange Rate Risk	114
	Interest Rate Risk	115
	Equity Price Risk	116
	Commodity Price Risk	116
Item 12.	Description of Securities Other than Equity Securities	116
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	117
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	117
Item 15.	Controls and Procedures	117
Item 16A.	Audit Committee Financial Expert	118
Item 16B.	Code of Ethics	118
Item 16C.	Principal Accountant Fees and Services	118
Item 16D.	Exemptions from the Listing Standards for Audit Committees	119
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	120
PART III
Item 17.	Financial Statements	121
Item 18.	Financial Statements	121
Item 19.	Exhibits	121

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

  •
  an economic downturn or slow economic growth, especially in Europe or North America;

  •
  changes in currency exchange rates and interest rates;

  •
  introduction of competing products and possible lack of acceptance of our products or services;

  •
  competitive pressures which may limit our ability to reduce sales incentives and raise prices;

  •
  price increases in fuel, raw materials, and precious metals;

  •
  disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations;

  •
  the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan;

  •
  effective implementation of cost reduction and efficiency optimization programs, including our new management model;

  •
  the business outlook of our equity investee EADS, including the financial effects of delays in, and potentially lower volume of, future aircraft deliveries;

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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        We have derived the selected consolidated financial data presented in the table below from our audited consolidated financial statements for the years ended December 31, 2006, 2005, 2004, 2003, and 2002. We prepared the consolidated financial statements included in this annual report (Consolidated Financial Statements) in accordance with generally accepted accounting principles in the United States of America which we refer to as U.S. GAAP. Our financial statements are denominated in euros, which is the currency of our home country, Germany.

        You should read the table together with our Consolidated Financial Statements and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	Year Ended December 31,
	2006		2005	2004	2003	2002
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenues	€151,589		€149,776	€142,059	€136,437	€147,408
Income before financial income	3,377		3,221	4,612	3,388	3,693
Income (loss) from continuing operations and before cumulative effects of changes in accounting principles	3,231		2,851	2,466	(418)	5,175
Basic earnings (loss) per share	3.16		2.80	2.43	(0.41)	5.13
Diluted earnings (loss) per share	3.14		2.80	2.43	(0.41)	5.10
Income from discontinued operations	—		—	—	14	82
Income on disposal of discontinued operations	—		—	—	882	—
Total income from discontinued operations including net gain on disposals	—		—	—	896	82
Basic earnings per share	—		—	—	0.88	0.08
Diluted earnings per share	—		—	—	0.88	0.08
Net income	3,227		2,846	2,466	448	5,098
Basic earnings per share	3.16		2.80	2.43	0.44	5.06
Diluted earnings per share	3.14		2.80	2.43	0.44	5.03
Balance Sheet Data (end of period):
Total assets	€190,022		€201,632	€182,872	€178,450	€187,527
Short-term financial liabilities	34,615		36,483	33,306	28,255	30,499
Long-term financial liabilities	43,903		44,449	42,964	47,056	48,325
Capital stock	2,673		2,647	2,633	2,633	2,633
Stockholders' equity	34,155		36,449	33,522	34,486	35,076
	2006		2005	2004	2003	2002
Other Data:
Weighted average number of shares outstanding
Basic	1,022.1		1,014.7	1,012.8	1,012.7	1,008.3
Diluted	1,027.3		1,017.7	1,014.5	1,012.7	1,013.9
Dividend per share (euro)	1.50	[1]	1.50	1.50	1.50	1.50
Dividend per share (U.S. dollar)[2]	1.94	[1]	1.81	1.92	1.81	1.61

The amount for 2006 represents the proposed dividend amount for 2006 which is subject to approval by our stockholders at the annual general meeting scheduled for April 4, 2007.

The U.S. dollar dividend amounts for prior years reflect the dollar amounts actually paid to those shareholders who receive their dividends in U.S. dollars. We have translated the euro dividend amount proposed for 2006 solely for your convenience at an exchange rate of €1=$1.2962, the noon buying rate for Euros on February 12, 2007.

Exchange Rate Information

        The following table shows high, low, and average noon buying rates for euros for the respective periods shown, based on rates certified by the Federal Reserve Bank of New York for customs purposes.

Year	High	Low
	(in $ per €)
2007
January	1.3286	1.2904
2006
December	1.3327	1.3073
November	1.3261	1.2705
October	1.2773	1.2502
September	1.2833	1.2648
August	1.2914	1.2735
		Average[1]
2006		1.2661
2005		1.2400
2004		1.2478
2003		1.1411
2002		0.9495

1
This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 12, 2007, the noon buying rate for €1 was $1.2962.

        Fluctuations in the exchange rate between the euro and the U.S. dollar affect the market price of our ordinary shares on the New York Stock Exchange and the U.S. dollar amount received by shareholders who elect to convert cash dividends declared in euro into U.S. dollars. Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for information on how exchange rate fluctuations affect our businesses and operations and how we manage our exposure to those fluctuations.

RISK FACTORS

        Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions. The principal risks are described below.

  Economic

        A decline in demand growth resulting, for example, from rising interest rates and fuel prices, could significantly adversely affect our businesses in our primary markets, the United States and Western Europe.

        The U.S. economy increasingly requires significant capital inflow from non-U.S. investors to finance its large current account deficit. A pronounced decline in demand for U.S. dollar denominated investments could lead to a sharp depreciation of the U.S. dollar and force the United States to raise its key interest rates, which would likely reduce demand for vehicles. A drop in economic growth in Western Europe, on the other hand, could result not only from a structural weakness or decline in domestic demand in major European economies, but also from a decline in the U.S. economy, which would likely result in less demand for European goods and services in the U.S.

        Sustained high energy prices could lead to declines in automotive sales if central banks try to limit inflationary pressure by substantially increasing interest rates. High fuel prices can also lead to a shift to smaller, lighter, more fuel-efficient cars, which generally provide a lower gross margin than larger vehicles, as well as to the deferral of purchases.

        The occurrence of any of these events in our primary markets, or other events that threaten consumer and investor confidence (for example international disputes, political instability, terrorism, significant declines in stock or housing markets) may significantly adversely affect our future sales. Since a high proportion of our costs are fixed, even small declines in sales can significantly affect our operating results and cash flows.

        An economic downturn in Asian economies could delay our plans for expansion in Asian markets and intensify competitive pressures.

        A decline in Asian economies could not only negatively affect future business prospects of our subsidiary Mitsubishi Fuso Truck and Bus Corporation and our Mercedes-Benz passenger car sales, but also our long-term strategic expansion plans for growth in Asian markets. An economic downturn in China, in particular, could delay our expansion in that increasingly important market and could also negatively impact the economies in the United States and Western Europe. Moreover, if economic conditions in Asia were to deteriorate, especially if coupled with depreciating Asian currencies, then Asian competitors with excess capacity might intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        Our results of operations and cash flows could be adversely affected by economic or political change.

        We, in particular our Truck Group, our bus operating unit, and our Financial Services segment, have significant operations in several Latin American countries and in Turkey. Some of the countries in those regions may experience severe economic or political change, including currency fluctuations, which could adversely affect our investments as well as local demand in those and neighboring countries, thereby negatively affecting our cash flows and results of operations.

        Protectionist trade policies could negatively affect our business in certain markets.

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

        Intense price competition and overcapacity in the automotive industry could force manufacturers of passenger cars and commercial vehicles to decrease production, reduce capacity or increase sales incentives. Our ability to improve or even maintain our profitability depends, among other things, on the successful implementation of cost reduction and efficiency optimization programs and the achievement of sustainable price reductions from suppliers. Our ability to achieve such price reductions from suppliers may be limited by a combination of factors including consolidation among automotive suppliers, the use of a single supplier for certain components, and increasing supplier insolvencies.

        In addition, if we are unable to continue to provide competitive sales incentives, customers may elect to purchase competitors' products and our future profitability and cash flows may suffer. The revenues and operating results of the Chrysler Group are particularly sensitive to sales incentives because consumers in the U.S. and Canadian automotive markets have come to expect them. Sales incentives have become more common in West European markets as well. Sales incentives in the new vehicle business also influence the price level of used vehicles, which could adversely affect the profitability of our used vehicle sales and, indirectly, the profitability of our future new vehicle sales.

        Our future profitability and cash flows will depend on the ability of the Chrysler Group to improve revenues and reduce costs further and otherwise successfully implement its Recovery and Transformation Plan.

        The Chrysler Group's ability to increase sales in the NAFTA region could be limited in the short term if a shift in consumer demand toward smaller vehicles were to continue as a result of increased fuel prices or interest rates or other reasons, because trucks, sports utility vehicles and minivans comprise a significant portion of its current product portfolio. Historically, vehicles in those categories have generally been the most profitable. Further, the Chrysler Group faces increased pressure to reduce costs following the actions taken by its major U.S. competitors to restructure their North American automotive businesses through plant closures, workforce reductions and labor cost initiatives, including health care cost sharing on the part of union represented employees in the U.S. To date, the union has declined to support comparable reductions in labor costs for the Chrysler Group. Our ability to achieve cost reductions and operational flexibility through various measures such as facility closings, workforce reductions, scaled wages, and new work rules is limited under the collective bargaining agreement governing substantially all of the Chrysler Group's represented employees in the U.S. The agreement expires in September 2007. A prolonged work stoppage could occur in connection with negotiating the terms of a new agreement that could significantly adversely affect our operating results and cash flows.

        On February 14, 2007, the Chrysler Group announced its Recovery and Transformation Plan, the objective of which is to improve its financial performance and market position. The Chrysler Group's future profitability and cash flows depend on successful implementation of the plan. For additional information on the Recovery and Transformation Plan, see the discussion under the heading "Chrysler Group — Recovery and Transformation Plan" in "Item 4. Information on the Company."

        High commodities prices and increased pressure on our suppliers could negatively impact our profitability and cash flows.

        Prices for raw materials that we use in our production process, such as steel, aluminum, petroleum based products and certain precious metals, continue to remain at historically high levels. Further price increases for raw materials may lead to higher component and production costs that could in turn negatively impact our future profitability and cash flows because we may not be able to pass all of those costs on to our customers or suppliers.

        Additionally, the intense competition in the automotive industry is having a significant adverse effect on the financial position and business continuity of key suppliers, several of whom are in bankruptcy. We have provided, and in the future may provide, financial support to suppliers in order to avoid prolonged interruption in the supply of components, which could have a significant negative impact on our profitability and cash flows. For further information on financially distressed suppliers, please refer to Note 31 to our Consolidated Financial Statements.

        Risks arising from our leasing and sales financing business may adversely affect our future operating results and cash flows.

        The financial services we offer in connection with the sale of vehicles involve several risks, including higher refinancing costs, and the potential inability to recover our investments in leased vehicles and collect our sales financing receivables. If any of these risks materialize, our future operating results, financial condition and cash flows could be adversely affected. For instance, our ability to recover our investments in leased vehicles may deteriorate as a result of a decline in resale prices of used vehicles. Our exposure to this risk may become more significant as operating leases comprise an increasing portion of our portfolio. Our ability to collect our sales financing receivables could be negatively impacted by consumer and dealer insolvencies.

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

        Meeting consumer demand with new vehicles developed over increasingly shorter product development cycle times is critical to the success of automobile manufacturers. Our ability to strengthen our position within our traditional product and market segments through research and development of innovative products and services while expanding into additional market segments with innovative new products will play an important role in determining our future success. A general shift in consumer preference towards smaller, lower margin vehicles could have a negative effect on our profitability. Such a shift could result from, among other things, increasing fuel prices and interest rates (each of which negatively affected the Chrysler Group's 2006 sales), government regulations and environmental concerns. Potential delays in bringing new vehicles to market, the inability to achieve defined efficiency targets without suffering from quality losses and a lack of market acceptance of our new models would adversely affect our financial condition, results of operations and cash flows.

        We are subject to legal proceedings and environmental and other government regulations.

        A negative outcome in one or more of our pending legal proceedings could adversely affect our future financial condition, results of operations and cash flows. Please refer to the discussion under the heading "Legal Proceedings" in "Item 8. Financial Information" for further information.

        The automotive industry is subject to extensive governmental regulations worldwide. Laws in various jurisdictions regulate occupant safety and the environmental impact of vehicles, including emission levels, fuel economy and noise, as well as the levels of pollutants generated by the plants that produce them. The cost of compliance with these regulations is significant, and we expect to incur higher compliance costs in the future. New legislation may subject us to additional expense in the future, which could be significant.

  Risks arising from contingent obligations could affect us adversely.

        We sometimes provide guarantees for third party liabilities, principally in connection with liabilities of our non-consolidated affiliated companies, and performance guarantees related to the contractual performance of joint ventures and non-incorporated companies. These liability and performance guarantees may expose us to financial risk. For example, as a result of the guarantees and other obligations DaimlerChrysler Financial Services undertook as one of the consortium members of Toll Collect, our future operating results and cash flows may be materially adversely affected by penalties, damage claims and losses associated with an underperformance of the system. For further information concerning these obligations, please refer to the discussion under the heading "Off-Balance Sheet Arrangements—Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

  Financial

  We are exposed to fluctuations in currency exchange rates and interest rates.

        Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the U.S. dollar, the British pound, the Japanese yen and other world currencies against the euro. In addition, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities. We also hold a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. Changes in currency exchange rates and interest rates may have substantial adverse effects on our operating results and cash flows. For example, if the euro retains its current strength for a prolonged period of time against selected world currencies, especially the U.S. dollar, or if it appreciates further, our operating results and cash flows could be adversely affected because a significant portion of our business, primarily in the case of the Mercedes Car Group, depends in part on export sales to the United States. For more information on how changes in exchange rates and interest rates may impact our operating results and cash flows, please refer to the discussion under the heading "Introduction" in "Item 5. Operating and Financial Review and Prospects" and to the discussion about market risk in "Item 11. Qualitative and Quantitative Disclosures About Market Risk."

        Downgrades of our long-term debt ratings may increase our cost of capital and may negatively affect our businesses.

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

        Any negative impact on EADS's profitability, for example resulting from delays or volume reductions in future deliveries of aircraft, is likely to affect us adversely.

        We hold a significant equity interest in the European Aeronautic and Defence and Space Company EADS N.V. (EADS), which we account for using the equity method. Any factors negatively affecting the profitability of EADS reduce the contribution to our profits, and may also negatively affect our cash flow and our ability to recover the full amount of our investment. For example, in 2006 EADS announced that problems with the Airbus A380 program and resulting delivery delays, the decision to launch the industrial program for the new A350 XWB aircraft family and efficiency-improvement programs to be implemented at EADS would negatively affect its future operating results. For more information on how EADS affected the operating results of our Van, Bus, Other segment, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        We may need to make significant cash contributions or increase accruals with respect to the funding of our pension and other post-retirement benefit plans. In addition, our total pension and other post-retirement benefit expense may increase.

        We have significant pension and other post-retirement benefit obligations which are partially underfunded. The funded status of our off-balance sheet pension and other post-retirement benefit plans is subject to changes in actuarial and other related assumptions and to actual developments.

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

        Actual developments, such as an unfavorable performance of capital markets — particularly with respect to equity securities — can result in lower actual returns on plan assets or in a significant decrease in the market value of plan assets at year end. This in turn would affect the reported funded status of our plans. In addition, a decrease in the rate of expected return on plan assets can result in higher pension and other post-retirement benefit expense in subsequent years.

        An increase in the underfunded status of our pension and other post-retirement benefit plans could require us to increase accruals in future periods with a corresponding reduction in stockholders' equity and to make additional cash contributions to the plans.

        Please refer to the discussions under the headings "Critical Accounting Policies" and "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects" as well as to Note 24a to our Consolidated Financial Statements for additional information on pension and other post-retirement benefit accounting.

Item 4. Information on the Company.

INTRODUCTION

Organization

        The legal and commercial name of our company is DaimlerChrysler AG. It is a stock corporation organized under the laws of the Federal Republic of Germany and was incorporated on May 6, 1998. Our registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany, telephone +49-711-17-0. Our agent for U.S. federal securities law purposes is DaimlerChrysler North America Holding Corporation, located at 1000 Chrysler Drive, Auburn Hills, Michigan 48326-2766.

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

Business Summary and Developments

        DaimlerChrysler AG is the ultimate parent company of the DaimlerChrysler Group. The Group develops, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, trucks, vans and buses. It also provides financial and other services relating to its automotive businesses.

        We report five business segments, which are:

  •
  Mercedes Car Group

  •
  Chrysler Group

  •
  Truck Group

  •
  Financial Services

  •
  Van, Bus, Other

        Van, Bus, Other comprises our van and bus businesses, various corporate functions, and all other businesses and investments in businesses not allocated to one of our reportable business segments.

        In January 2006, we presented a new management model designed to improve our competitiveness and promote further profitable growth. The goal of the new model is to establish integrated processes and eliminate redundancies through the global integration of certain administrative functions. We expect the measures of the new management model to be fully implemented by 2008. For a discussion of the effects of the implementation of the new management model, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and to "Employees and Labor Relations" in "Item 6. Directors, Senior Management and Employees."

        As part of the new management model, we also changed the composition of some of our segments by reporting the van and bus businesses, which were previously included in our Commercial Vehicles segment, together with Other Activities. As a result of this change, our Commercial Vehicles segment was renamed the Truck Group and our Other Activities segment was renamed Van, Bus, Other. We have adjusted prior year amounts to reflect the change in segment composition.

        On February 14, 2007, we announced the Recovery and Transformation Plan for the Chrysler Group, which aims to return the Chrysler Group to profitability by 2008 and redesign its business model. In connection with the announcement of the Recovery and Transformation Plan, we also announced that we were looking into further strategic options with regard to the Chrysler Group and that no option is being excluded in an effort to find the best solution for both the Chrysler Group and the Company. For additional information on the Recovery and Transformation Plan, see the discussion under the heading "Chrysler Group—Recovery and Transformation Plan."

        We offer our automotive products and related financial services primarily in Western Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. Approximately 33% of our 2006 revenues derive from sales in Western Europe and 42% from sales in the United States. With respect to Western Europe, we derive approximately15% from sales in Germany and 18% from sales in other countries of Western Europe.

        We have also taken significant steps towards increasing further our presence in the Asian markets. We acquired a majority interest in the Japanese truck manufacturer Mitsubishi Fuso Truck and Bus Corporation and entered into joint ventures with Chinese partners relating to the production of passenger cars and vans in China. In December 2005, one of the joint ventures began to manufacture and distribute Mercedes-Benz E-Class and C-Class passenger cars. The production capacity of the joint venture is 20,000 units per year. The joint venture also continues to produce and sell passenger cars, such as the Jeep® Cherokee, the Jeep® Grand Cherokee, and the Chrysler 300C, under license agreements with our subsidiary DaimlerChrysler Corporation. We are also a party to a joint venture for the planned production and sale of Mercedes-Benz Vito/Viano and Sprinter vans. We expect production to begin in 2008 once the necessary business licenses have been obtained. The joint venture will have an output capacity of 40,000 units per year. In November 2006, we also agreed to acquire, through the purchase of newly issued shares, a 24% stake in Beiqi Foton Motor Co. Ltd., a Chinese manufacturer of commercial vehicles, and to co-operate with Beiqi with respect to a wide range of truck products. This transaction is also subject to approval by Chinese authorities. In 2006, the Chrysler Group and Chery Automotive Co. signed a letter of intent to produce a small car for the Chrysler Group for sale in the North American, European and other select markets. The transaction is still subject to approval by the Chinese authorities.

        In line with our strategy of concentrating on our automotive business and related services, we disposed of several non-core business assets and expanded our core automotive activities over the past several years. For information on acquisitions and dispositions of businesses during the last three years, please refer to Notes 3 and 4 to our Consolidated Financial Statements. For a discussion of their effect on revenues and operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures for property, plant and equipment were €5.9 billion in 2006, €6.6 billion in 2005 and €6.4 billion in 2004. In 2006, the United States and Germany accounted for 42% and 34% of these capital expenditures, respectively. Expenditures for equipment on operating leases were €24.5 billion in 2006, €20.2 billion in 2005 and €17.7 billion in 2004. For additional information on our capital expenditures, please refer to "Description of Business Segments" and "Description of Property" below.

        Seasonality.    In general, our businesses are not affected by seasonality. To the extent that we do experience some seasonal fluctuations, they have mainly occurred in our Chrysler Group segment, primarily as a result of the changeover to new model year vehicles which typically occurs in the third quarter of the year. These fluctuations, however, have not been significant.

Significant Subsidiaries

        The following table shows the significant subsidiaries DaimlerChrysler AG owned, directly or indirectly, as of December 31, 2006:

Name of Company	Percentage Owned
DaimlerChrysler North America Holding Corporation, Auburn Hills, Michigan, a Delaware corporation	100.0
DaimlerChrysler North America Finance Corporation, Newark, Delaware, a Delaware corporation	100.0
DaimlerChrysler Motors Company LLC, Auburn Hills, Michigan, a Delaware limited liability company	100.0
DaimlerChrysler Corporation, Auburn Hills, Michigan, a Delaware corporation	100.0
DaimlerChrysler Financial Services Americas LLC, Farmington Hills, Michigan, a Michigan limited liability company	100.0
Freightliner LLC, Portland, Oregon, a Delaware limited liability company	100.0
smart gmbh, registered in Böblingen, Germany	100.0

        DaimlerChrysler AG owns 100% of DaimlerChrysler North America Holding Corporation and smart gmbh. DaimlerChrysler North America Holding Corporation owns 100% of DaimlerChrysler North America Finance Corporation, 100% of DaimlerChrysler Motors Company LLC and 100% of Freightliner LLC. DaimlerChrysler Motors Company LLC owns 100% of DaimlerChrysler Corporation. DaimlerChrysler Corporation owns 100% of DaimlerChrysler Financial Services Americas LLC.

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes Car Group

        The Mercedes Car Group designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart compact passenger cars. In 2006, the Mercedes Car Group contributed approximately 36% of our revenues.

        In 2005, the Mercedes Car Group rolled out CORE (Cost down, Revenue up, Execution), a comprehensive program designed to increase earnings through sales improvements, reductions in fixed costs and costs of materials, quality improvements and improved efficiencies, and to restructure the smart business. With CORE we intend to improve our competitiveness and increase profitability with the goal of achieving a return on sales of 7% in 2007.

        In connection with the CORE program, the board of management approved a headcount reduction initiative in September 2005 to reduce personnel levels at the Mercedes Car Group in Germany by 8,500 jobs. Approximately 9,300 employees had signed voluntary severance agreements or left the Mercedes Car Group through September 30, 2006. An additional 400 employees accepted a severance offer in the fourth quarter of 2006. For additional information on the CORE program's effect on our operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects." and to Note 5 to our Consolidated Financial Statements.

  Products

  Mercedes-Benz

        Mercedes-Benz passenger cars are world-renowned for innovative technology, highest levels of comfort, quality and safety, and pioneering design. We offer most Mercedes-Benz passenger cars with a choice of several diesel and gasoline engines. In all classes, with the exception of the A-, B-, and GL-Classes, we offer AMG versions with V8 or V12-engines. In the majority of markets, Mercedes-Benz vehicles are built to order. The availability of individual models differs by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    The S-Class is a line of full-size luxury sedans, which are available in a long and short wheel base version. In September 2005, we launched the all-new S-Class sedans and we completed the new S-Class sedan line-up in 2006 with the 4MATIC and AMG versions.

        The S-Class sedans are complemented by the CL, a top-of-the-line two-door coupe, and the SL, a two-door convertible. In September 2006, we launched an all-new version of the CL, and in March 2006, we launched a facelifted version of the SL. In spring 2007, we intend to introduce the AMG-version of the CL coupe. We also offer a high performance Mercedes-Benz sports car, the SLR, through McLaren Cars Ltd.

        E-Class.    The E-Class is a line of luxury sedans and station wagons. We launched facelifted versions of the E-Class sedans and station wagons in mid 2006.

        We also offer the CLS, a four-door coupe based on the E-Class platform. It is an innovative vehicle concept with a highly emotive design and leading-edge technology.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. The C-Class sports coupe, the SLK (a two-seat roadster) and the CLK coupe and convertible complement the C-Class product family. We intend to launch the new C-Class sedan in the spring of 2007 and the new C-Class station wagon in the fall of 2007.

        A-/B—Class.    The A-Class is a front wheel drive compact and the B-Class is a front wheel drive 4-door Compact Sports Tourer (CST). We do not offer the A- and B-Class in the United States.

        M-/R-/GL-Class.    The M-Class is a line of sport utility vehicles with permanent all-wheel drive.

        The R-Class is an all-new Grand Sports Tourer (GST) which we launched in the United States in September 2005 and in the European markets in 2006. The R-Class is available in a long and short wheel base version.

        The GL-Class is a seven seat sport utility vehicle based on the M-Class which we launched in 2006.

        G-Class.    The G-Class is a four-wheel drive cross country vehicle that comes in a short and a long wheelbase version and as a convertible. The long wheelbase version of the G 500 is also available in the United States.

  Maybach

        The prestigious Maybach brand represents a line of exclusive high-end luxury sedans with unsurpassed luxury, comfort, and individuality. The Maybach is available in a long and a short wheel base version. We intend to introduce a sportier version of the long wheel base sedan, the Maybach 62 S, at the beginning of 2007.

  smart

        The smart brand represents a micro compact car concept. We currently offer the smart fortwo and the fortwo cabrio. As part of the restructuring of the smart business we ceased production of the smart roadster in 2005 and of the smart forfour in 2006. In 2006, we integrated the smart business into our Mercedes-Benz organization. In the spring of 2007, we intend to launch the successors to the smart fortwo and fortwo cabrio models. For further information on the restructuring of the smart business, please refer to Note 5 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        Markets.    In 2006, the main markets of the Mercedes Car Group were Germany (28% of unit sales), the remainder of Western Europe (34% of unit sales), the United States (20% of unit sales) and Japan (4% of unit sales). In Germany, new passenger car registrations for all manufacturers increased 3.8% to 3.5 million units. In Western Europe (excluding Germany), new registrations of passenger cars were almost unchanged at 11.2 million units.

        Sales.    The following table shows the distribution of revenues and unit sales for our Mercedes Car Group segment by geographic market since 2004:

Revenues and Unit Sales

	Year Ended December 31,
	2006	% change	2005	% change	2004
Revenues[1]
Western Europe	32,043	+10	29,103	-4	30,452
Germany	15,823	+9	14,461	-8	15,760
Other	16,220	+11	14,642	0	14,692
NAFTA region	12,324	+2	12,043	+6	11,381
United States	11,199	+2	10,997	+5	10,477
Canada and Mexico	1,125	+8	1,046	+16	904
Asia	6,074	+10	5,531	+16	4,778
Japan	2,206	0	2,212	+11	1,996
Other	3,868	+17	3,319	+19	2,782
Other markets	4,138	+24	3,338	+11	3,019

World	54,579	+9	50,015	+1	49,630

Units
Western Europe	784,800	+1	776,600	-5	820,700
Germany	353,300	0	354,900	-8	386,900
Other	431,500	+2	421,700	-3	433,800
NAFTA region	271,800	+7	253,500	+6	239,900
United States	248,600	+7	231,800	+4	222,500
Canada and Mexico	23,200	+7	21,700	+25	17,400
Asia	108,500	+1	107,700	+15	93,300
Japan	48,500	0	48,300	+17	41,400
Other	60,000	+1	59,400	+14	51,900
Other markets	86,700	+10	79,000	+8	72,900

World	1,251,800	+3	1,216,800	-1	1,226,800

1
€ in millions.

        In 2006, worldwide unit sales of the Mercedes Car Group reached 1,251,800 compared to 1,216,800 in the prior year, an increase of 3%. With 89,500 units sold, the S-Class sedan performed strongly. Sales of the M-/R-/GL-Class increased to 172,900 units due to the success of the M-Class and the new GL- and R-Class models. Sales of A-/B-Class vehicles were strong at 292,500 units. Primarily due to the fact that facelifted versions of the E-Class did not become available until mid-2006, E-Class sales declined 8% to 243,400 units. Unit sales of the C-Class declined to 328,500 units as the current sedan and station wagon models approached the end of their life cycles.

        In Germany, the Mercedes Car Group sold 353,300 units in 2006, slightly less than in 2005, while unit sales in Western Europe (excluding Germany) increased by 2% to 431,500 units. In the United States, the most important non-European market for Mercedes-Benz passenger cars, we sold 248,600 units in 2006, a 7% increase over the previous year. This increase resulted primarily from the strong sales performance of the successful S-Class sedan and the popularity of our M-Class, GL-Class and R-Class models. Unit sales in Japan rose slightly to 48,500 units in a very difficult market. In the rest of Asia (excluding Japan), we were able to increase sales by 1% to 60,000 units. The sales performance in China was especially encouraging with an increase of more than 43%. For a discussion of changes in revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table shows, by vehicle line, the number of units sold since 2004:

	Year Ended December 31,
	2006	2005	2004
Units
S-Class (including CL-Class, SL-Class, Maybach, and SLR)	108,000	71,600	85,900
E-Class (including CLS-Class)	243,400	264,900	294,200
C-Class (including CLK-Class and SLK-Class)	328,500	398,000	474,800
A-/B-Class	292,500	262,300	142,500
M-/R-/GL-Class	172,900	90,300	70,900
G-Class	3,800	5,400	6,400
smart	102,700	124,300	152,100

Total	1,251,800	1,216,800	1,226,800

        Competition.    In Western Europe, our Mercedes-Benz passenger cars compete primarily with products of BMW (BMW, Rolls-Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Jaguar, Aston Martin, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus).

        In the United States, our principal competitors include BMW (BMW, Rolls-Royce), Ford (Jaguar, Aston Martin, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab).

        Competitors of the Maybach are Rolls-Royce and Bentley sedans.

        Principal competitors of smart vehicles are certain models of Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu), BMW (Mini) and Volkswagen (Seat, Skoda, VW).

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering 200 countries and customs areas. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly owned subsidiaries. In the United States, in Canada and in major European markets we operate our own wholesale subsidiaries which we call market performance centers. We also operate retail outlets in Canada, Germany and in select European metropolitan areas. A wide network of smart centers in 36 countries provides sales and repair services for our smart vehicles. In November 2006, we announced plans to introduce the successor models of the smart fortwo in the United States in 2008 under a distribution agreement with United Auto Group.

        In Europe and Asia we sell our Maybach sedans mainly through Maybach centers, which are dealerships exclusively dedicated to the Maybach brand. In the United States we distribute the Maybach through select Mercedes-Benz dealers. Following our positive experience in the United States, we have begun to distribute Maybach sedans through select Mercedes-Benz dealers in Europe and Asia.

  Capital Expenditures; Research and Development

        The following table shows capital expenditures for fixed assets and research and development expenditures of the Mercedes Car Group segment in the last three years:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Capital expenditures for fixed assets (excluding capital leases)	1,663	1,629	2,343
Research and development	2,176	2,418	2,634

        In 2006, capital expenditures were mainly driven by the preparation for production of the successor model of the C-Class sedan and station wagon. They also included production equipment for new engines and transmissions.

        Research and development activities of the Mercedes Car Group in 2006 primarily related to the development of new car models and new engines and transmissions, including the successor models of the C-Class, the successor models of the E-Class and the development of a new world diesel engine. Research and development work relating to alternative propulsion systems complemented the primary research and development activities in 2006.

Chrysler Group

        Our Chrysler Group segment consists of DaimlerChrysler Motors Company LLC and its subsidiaries DaimlerChrysler Corporation, DaimlerChrysler Canada Inc., and DaimlerChrysler de Mexico S.A. de C.V., as well as other international automotive affiliates. These companies design, manufacture, assemble and sell cars and trucks under the brand names Chrysler, Jeep® and Dodge. The Chrysler Group segment contributed approximately 31% of our revenues in 2006.

  Recovery and Transformation Plan

        In response to poor operating results in 2006, shifting consumer preferences, and continuing intense competition in the U.S. automotive market, the Chrysler Group announced on February 14, 2007 several key measures to improve its financial performance and market position and redesign its business plan, including:

  Manufacturing Capacity/Productivity

  —
  Reduce assembly capacity by 400,000 units, including, the elimination of three shifts at various assembly facilities in 2007 and 2008, the idling of the Newark Assembly plant at the end of 2009, the reduction in related component, stamping and powertrain volumes, and the idling of a parts distribution center at the end of 2007.

  —
  Reduce hourly employees by 11,000 over the next three years through a combination of special retirement and separation programs, as well as productivity.

  Material and Fixed Cost Reductions

  —
  Reduce material costs by up to €1.15 billion ($1.5 billion) by the end of 2009.

  —
  Reduce salaried employees by 2,000 over the next two years through a combination of special retirement and separation programs.

  —
  Evaluate the sale/outsourcing of non-core operations.

  —
  Complete successful negotiations with the UAW in 2007.

  Revenue Management

  —
  Continue product offensive with 8 new and 5 refreshed products in 2007.

  —
  Shift product mix to more fuel efficient vehicles and reduce fleet mix.

  —
  Reduce and optimize the dealer network to improve dealer profitability.

  Transformation

  —
  Invest €2.3 billion ($3.0 billion) in new engine, transmission and axle programs to increase fuel economy and performance, and reduce complexity.

  —
  Reduce the number of vehicle platforms to increase component and architecture sharing, and reduce complexity.

  —
  Reduce reliance on NAFTA market by adding new non-NAFTA vehicle programs, leveraging third-party alliances and purchasing from new low-cost sources.

        With the implementation of these measures, the Chrysler Group expects to position itself for improved profitability and competitiveness in the world automotive markets. The Chrysler Group expects to record restructuring charges of up to €1 billion ($1.3 billion) in 2007 in connection with the implementation of these measures.

        In addition, in the first quarter of 2007 the Chrysler Group plans to further reduce dealer inventories to align with market demand, which will result in a reduction in operating profit of approximately €230 million ($300 million). In connection with the announcement of the Recovery and Transformation Plan, we also announced that we were looking into further strategic options with regard to the Chrysler Group and that no option is being excluded in an effort to find the best solution for both the Chrysler Group and the Company.

  Products

        The Chrysler Group vehicles include full-size, mid-size and compact cars and standard and extended wheelbase minivans, full-size and mid-size pick-up trucks, sport utility vehicles, full-size vans and models in the sports tourer segment. The Chrysler Group also sells parts and accessories marketed under the MOPAR® brand name.

        During 2006 and 2007, the Chrysler Group introduced or plans to introduce, among others, the following products:

Vehicle	Market Segment
2006 Calendar Year Introductions:
2007 Jeep® Grand Cherokee SRT8	Full-Size Sport Utility Vehicle
2007 Dodge Caliber	Compact Car
2007 Jeep® Compass	Compact Sport Utility Vehicle
2007 Jeep® Wrangler Unlimited	Mid-Size Sport Utility Vehicle
2007 Chrysler Aspen	Full-Size Sport Utility Vehicle
2007 Dodge Nitro	Mid-Size Sport Utility Vehicle
2007 Jeep® Wrangler	Small Sport Utility Vehicle
2007 Dodge Ram 3500 Chassis Cab	Class 3 Large-Size Truck
2007 Chrysler Sebring Sedan	Mid-Size Sedan
2007 Jeep® Patriot	Compact Sport Utility Vehicle
2007 Calendar Year Introductions:
2008 Chrysler Sebring Convertible	Standard Specialty Car
2008 Dodge Avenger	Mid-Size Sedan
2008 Chrysler Town & Country/ Dodge Grand Caravan	Minivan
2008 Dodge Ram 4500/5500 Chassis Cab	Class 4/Class 5 Large-Size Truck
2008 Dodge Sprinter	Full-Size Van
2008 Dodge Viper SRT10	Specialty
2008 Caliber SRT4	Compact Car
2008 Jeep® Liberty	Mid-Size Sport Utility Vehicle

  Markets, Sales and Competition

        The following table shows the distribution of revenues and unit sales for the Chrysler Group segment by geographic market:

Revenues and Unit Sales

	Year Ended December 31,
	2006	% change	2005	% change	2004
Revenues[1,2]
NAFTA region	41,503	-9	45,439	+1	45,183
United States	35,147	-11	39,652	-1	39,943
Canada	4,537	+8	4,183	+6	3,947
Mexico	1,819	+13	1,604	+24	1,293
Western Europe	3,263	+15	2,842	-2	2,906
Other markets	2,350	+28	1,837	+30	1,409

World	47,116	-6	50,118	+1	49,498

Units[2,3]
NAFTA region	2,440,300	-7	2,637,800	+1	2,609,700
United States	2,086,900	-9	2,305,400	+1	2,287,000
Canada	222,500	+6	209,900	-1	212,300
Mexico	130,900	+7	122,500	+11	110,400
Western Europe	116,000	+19	97,200	-3	99,700
Other markets	98,400	+26	78,000	+11	70,500

World	2,654,700	-6	2,813,000	+1	2,779,900

1
€ in millions.

2
The 2006 figures include 4,800 units assembled under an assembly contract with Mitsubishi Motors Corporation (9,400 units for 2005) and related revenues of approximately $85 million ($177 million for 2005).

3
Unit sales represent factory shipments by the Chrysler Group.

        In the United States, the Chrysler Group sold 2,146,200 vehicles in the retail and fleet market in 2006, a decrease of 7% from 2,308,800 vehicles in 2005. For 2006, this represents a 12.6% share of the United States car and truck market, compared to 13.2% in 2005. Industry retail and fleet sales in the United States for 2006 were 17.1 million units, a decrease of 2.3% from 17.4 million units for 2005.

        In 2006, revenues of our Chrysler Group segment decreased, primarily as a result of a reduction in net pricing and a decrease in worldwide factory unit sales of 158,300 from 2,813,000 in 2005 to 2,654,700 units in 2006. For additional information regarding Chrysler Group's revenues, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In the NAFTA region, principal competitors of our Chrysler, Jeep® and Dodge vehicles are products of General Motors, Ford, Toyota, Honda and Nissan. Competition is likely to intensify as new products and capacity in NAFTA are added by Asian and European manufacturers.

        The following table shows, by vehicle line, the number of units sold:

	Year Ended December 31,
	2006	2005	2004
Units[1]
Cars
Neon	1,600	130,100	141,700
Caliber	162,600	—	—
Sebring and Stratus Sedan, Convertible and Coupe	160,900	203,500	240,900
Intrepid, Concorde and 300M	—	—	1,200
Charger	125,100	75,600	—
300/300C	180,700	194,900	141,000
Crossfire	9,000	9,900	28,300
PT Cruiser Convertible	13,800	14,200	34,200
Other	27,400	30,500	36,800
Minivans	467,400	537,200	499,900
Sports Tourers
Pacifica	74,000	102,200	92,200
Magnum	37,900	49,700	64,700
PT Cruiser	147,200	145,900	123,000
Trucks
Ram Pick-up	417,000	444,800	517,800
Dakota	77,500	106,400	127,700
Ram Van	—	—	3,300
Sprinter Van	28,200	24,300	17,500
Other[2]	10,800	13,100	1,800
Sports Utility Vehicles (SUVs)
Aspen	18,400	—	—
Durango	66,600	109,800	160,100
Nitro	46,700	—	—
Commander	92,100	49,000	—
Grand Cherokee	184,700	251,800	218,700
Liberty/Cherokee	169,600	225,000	232,100
Wrangler	88,800	95,100	97,000
Compass/Patriot	46,700	—	—

World	2,654,700	2,813,000	2,779,900

1
Unit sales represent factory shipments by the Chrysler Group.

2
2006 includes approximately 4,800 units assembled under an assembly contract for MMC (9,400 units for 2005).

  Distribution

        The Chrysler Group sells vehicles, parts, and accessories to dealers in the NAFTA region, and to wholly owned, affiliated and independent distributors and dealers in various other countries, for sale to retail and fleet customers. We had 3,749 dealers in the United States, 456 dealers in Canada, and 118 dealers in Mexico at December 31, 2006, compared to 3,892 dealers in the United States, 470 dealers in Canada, and 124 dealers in Mexico at December 31, 2005.

  Capital Expenditures; Research and Development

        The following table shows the capital expenditures for fixed assets and the research and development expenditures of the Chrysler Group segment during the last three years:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Capital expenditures for fixed assets (excludes capital leases)	2,892	3,083	2,647
Research and development	1,638	1,710	1,570

        Capital expenditures for fixed assets related primarily to new product programs, as well as to upgrading powertrains, enhancing flexible manufacturing capabilities and maintaining existing facilities.

        Research and development expenditures in 2006 were primarily for product development for vehicles launched in 2006 and for vehicles to be launched in future years. They also included development costs for improving the quality, cost and performance of existing products.

Truck Group

        The Truck Group manufactures and sells trucks and specialty vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses (TBB) and Mitsubishi Fuso. Our worldwide facilities provide us with a strong production and assembly network for commercial vehicles and core components. In 2006, the Truck Group contributed approximately 21% of our total revenues.

  Products

        Mercedes-Benz Trucks.    Our European Mercedes-Benz truck lines consist of the Actros and the Axor in the heavy duty category, the Atego in the medium duty category, and the specialty vehicle Econic. Complementing our line-up is the Unimog, a four-wheel drive vehicle designed for special purpose applications. In addition, we manufacture heavy and medium duty trucks for local and export markets in Turkey and Brazil. Overall, our Mercedes-Benz trucks range from 6 metric tons GVW to 41 metric tons GVW.

        Freightliner Trucks, Sterling Trucks, Western Star Trucks, and Thomas Built Buses.    Our U.S. subsidiary Freightliner manufactures trucks and buses (based on truck chassis) in Classes 5 through 8 (from 16,000 lbs. GVW to 160,000 lbs. GVW) and sells them under the Freightliner, Sterling, Western Star, and Thomas Built Buses brand names, primarily in the NAFTA region. Freightliner also manufactures chassis for trucks, buses, walk-in vans and motor homes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). In 2007, Freightliner plans to launch trucks equipped with engines that meet new vehicle emission requirements in the U.S. and Canada. It will also introduce the successor of the Freightliner Premium Class and the Sterling Bullet in the NAFTA region.

        Mitsubishi Fuso Trucks and Buses.    Our Japanese subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC) offers a comprehensive truck and bus portfolio, primarily for the Japanese and other Asian markets. The line-up includes the Canter trucks (light duty), the Fighter trucks (medium duty), the Super Great trucks (heavy duty), certain bus models (Rosa and Aero) and specialty vehicles. MFTBC also sells trucks in Western Europe and the United States. In 2007, MFTBC plans to launch facelifted versions of the Fighter and Super Great trucks which will meet new 2007 Japanese emission regulations.

  Markets, Sales and Competition

        Markets.    The market for trucks depends to a large degree on the prevailing general economic conditions since they directly influence transportation needs and the availability of funds for capital investment. Our most important truck markets are Western Europe, the NAFTA region, Latin America and Asia.

        In Western Europe, registrations for medium- and heavy-duty trucks both increased 4%. In the heavy-duty truck segment, registrations increased from 249,900 units in 2005 to 261,400 units in 2006 and in the medium-duty segment, registrations increased from 71,700 units in 2005 to 72,800 units in 2006.

        In Germany, registrations for medium- and heavy-duty trucks increased 10% to 89,600 units. This increase was mainly attributable to registrations in the heavy-duty truck segment, which increased 12% to 62,000 units, in line with overall market growth.

        In the NAFTA region, retail sales for all manufacturers of trucks in Classes 5 through 8 reached 585,900 units, 11% more than in 2005. In the United States, retail sales of all manufacturers in Classes 5 through 8 increased 10% from 448,100 units in 2005 to 494,300 units in 2006. Retail sales in the Class 5-7 truck segment rose from 195,300 units in 2005 to 210,300 units in 2006, while retail sales for all manufacturers in the Class 8 heavy duty truck category showed a 12% improvement from 252,800 units in 2005 to 284,000 units in 2006. The strong increase in retail sales for all manufacturers in the NAFTA region for heavy and medium duty trucks also reflects accelerated purchases in anticipation of new diesel exhaust emission standards that went into effect in Canada and the United States on January 1, 2007.

        In Latin America, truck demand increased by 12% to 142,200 units.

        In Japan, sales of trucks and buses by all manufacturers increased 6% to 280,500 units, reflecting mainly accelerated purchases related to new emission standards that will become effective during 2007.

        Sales.    The following table shows the distribution of revenues and unit sales of our Truck Group segment by geographic market since 2004:

Revenues and Unit Sales

	Year Ended December 31,
	2006	% change	2005	% change	2004[2]
Revenues (€ in millions)[1,3]
Western Europe	9,806	+15	8,495	+8	7,869
Germany	5,644	+17	4,842	+5	4,594
Other	4,162	+14	3,653	+12	3,274
NAFTA region	11,984	+3	11,679	+22	9,551
United States	10,166	+3	9,915	+19	8,301
Canada	1,309	+1	1,290	+36	951
Mexico	510	+8	474	+58	299
Latin America	1,746	+8	1,618	+33	1,219
Brazil	1,171	+7	1,093	+32	830
Other	576	+10	525	+35	389
Asia (including Australia)	5,701	-8	6,196	+33	4,673
Japan	4,007	+2	3,919	+54	2,549
Other	1,694	-26	2,277	+7	2,124
Other markets	2,751	+16	2,379	+26	1,896

World	31,988	+5	30,368	+20	25,207

Units[1,3]
Western Europe	106,400	+4	102,400	+20	85,300
Germany	59,600	+4	57,100	+23	46,200
Other	46,800	+3	45,300	+16	39,100
NAFTA region	187,800	+3	183,000	+20	152,400
United States	163,700	+3	159,000	+18	134,500
Canada	16,900	-6	17,900	+38	13,000
Mexico	7,200	+19	6,100	+24	4,900
Latin America	39,700	+1	39,200	+13	34,800
Brazil	21,800	-4	22,800	-5	23,900
Other	17,900	+10	16,400	+50	10,900
Asia (including Australia)	151,800	-8	164,600	+42	115,500
Japan	71,100	+20	59,200	+50	39,600
Other	80,700	-23	105,400	+39	75,900
Other markets	51,300	+27	40,300	+23	32,600

World	537,000	+1	529,500	+26	420,600

1
In 2006, we changed the composition of our Commercial Vehicles segment by reporting the van and bus operating units together with our Other Activities. As a result of this change, we renamed our Commercial Vehicles segment the Truck Group. We have adjusted prior period amounts to reflect the change in segment composition.

2
Since March 31, 2004, we have consolidated the unit sales and revenues of MFTBC with a one-month time lag. Accordingly, our total revenues and unit sales for 2004 include 8 months of MFTBC's sales and our total revenues and unit sales for 2005 and 2006 include twelve months of MFTBC's sales.

3
Includes re-assembled Sprinter vans sold to the van operating unit for subsequent sale under the Dodge and Freightliner brand names.

        Worldwide unit sales of the Truck Group increased 1% from 529,500 vehicles in 2005 to 537,000 vehicles in 2006.

        In Western Europe, the 4% increase in unit sales is primarily due to higher sales of Mercedes-Benz trucks. In Germany, the most important market for our Mercedes-Benz trucks, we sold 59,600 units in 2006, an increase of 4% compared to 2005. Unit sales in Germany represented 11% and the remaining Western European market 9% of our total 2006 truck sales.

        In the NAFTA region, sales of our trucks and TBB buses increased to 187,800 units in 2006. This increase was mainly achieved in the Class 8 category. Unit sales in the United States went up 3% to 163,700 units, which represents 31% of our total 2006 truck sales. The increase in unit sales in the NAFTA region mainly reflects accelerated purchases of heavy and medium duty trucks in anticipation of new diesel exhaust emission standards that went into effect in Canada and the United States on January, 1, 2007.

        In Latin America, sales increased 1% from 39,200 units in 2005 to 39,700 units in 2006.

        Although unit sales in Asia decreased, unit sales in Japan, which in 2006 consisted primarily of sales by MFTBC, reached 71,100 units compared to 59,200 units in 2005, a 20% increase over 2005. The increase reflects accelerated purchases in advance of new emission regulations and renewed customer confidence in MFTBC's products after the resolution of past quality issues.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Competition.    Competitors of our Truck Group vary in each geographic region. In Western Europe, our main competitors are MAN, Iveco, Volvo, Scania, DAF and Renault. In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar International, Paccar (Kenworth, Peterbuilt), Volvo/Mack, General Motors and Ford. In Latin America, our main competitor is Volkswagen. In Japan and the South East Asian markets, our main competitors (including buses) are Hino, Isuzu and Nissan Diesel.

  Distribution

        We distribute our Truck Group vehicles through a worldwide distribution and service network.

        In Germany, we sell our trucks through our own wholesale network. We also own several retail outlets, and in some cases we sell trucks through independent dealers.

        In other major European markets, local DaimlerChrysler subsidiaries provide wholesale services to a network of independent dealers and, in some cases, to our own retail outlets.

        In the NAFTA region, we sell our products through a network of mostly independent dealers. In Japan, MFTBC sells its vehicles through its own wholesale network and it also owns most of the retail outlets. In other international markets, we sell our Truck Group vehicles through independent distributors or, if we have a local production company, through the sales organization of the production company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for fixed assets and research and development expenditures of our Truck Group during each of the last three years:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Capital expenditures for fixed assets (excluding capital leases)[1]	907	966	638
Research and development[1]	1,023	944	789

1
In 2006, we changed the composition of our Commercial Vehicles segment by reporting the van and bus operating units together with our Other Activities. As a result of this change, we renamed our Commercial Vehicles segment the Truck Group. We have adjusted prior period amounts to reflect the change in segment composition.

        Capital expenditures in 2006 were primarily related to our heavy duty engine platform project, the successor model of the Freightliner Premium Class, as well as investments in new emission regulation technologies.

        Research and development expenditures in 2006 focused on new truck generations and new low emission engines, including the heavy duty engine platform.

Financial Services

        Our financial services activities, which contributed approximately 11% of our revenues in 2006, consist almost exclusively of financing and leasing services supporting our automotive business.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for property, plant and equipment purchases and vehicle inventory. In Germany, we operate a fully licensed bank, the DaimlerChrysler Bank. The DaimlerChrysler Bank offers financial services to our customers and employees in Germany. These include leasing and sales financing services, car savings plans as well as credit cards and demand deposit accounts. In addition, we offer insurance brokerage and fleet management services, including dealer property and casualty insurance.

        In an effort to refocus our financing and leasing portfolios on the automotive sector, which is our core business, we disposed of several non-automotive financial assets in recent years. In 2005, we sold our equity interest in debis AirFinance B.V. (dAF) and our outstanding subordinated loans receivable and unsecured loans provided to dAF for €0.3 billion in cash. Prior to the sale, we accounted for our investment in dAF using the equity method of accounting.

        We also hold an ownership interest in Toll Collect. In September 2002, our subsidiary DaimlerChrysler Financial Services AG (formerly DaimlerChrysler Services AG), Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and operator of the system. We account for our equity interest in Toll Collect using the equity method of accounting. You can find additional information about Toll Collect under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," under the heading "Legal Proceedings" in "Item 8. Financial Information" and in Note 3 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        The revenues of our Financial Services segment amounted to €17.2 billion in 2006, €15.4 billion in 2005 and €13.9 billion in 2004.

        The following table shows the distribution of revenues derived from our financial services activities by geographic market since 2004:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Western Europe	6,289	6,127	5,671
Germany	4,480	4,394	4,057
Other	1,809	1,733	1,614
NAFTA region	10,102	8,609	7,581
United States	8,387	7,177	6,412
Canada and Mexico	1,715	1,432	1,169
Other markets	763	703	687

World	17,154	15,439	13,939

        In 2006, we generated approximately 59% of our total financial services business in the NAFTA region, 26% in Germany and 11% in other Western European countries. We discuss period-to-period changes in revenues under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In 2006, the Financial Services segment processed new leasing and finance contracts covering approximately 2,130,000 units with a total value of €53.0 billion. In the prior year, we processed new leasing and finance contracts covering 2,094,000 units with a total value of €48.2 billion. The total value of leasing and finance contracts at December 31, 2006, was €113.3 billion compared to €117.7 billion at December 31, 2005, a 4% decrease in total contract value. Excluding currency translation effects, our total contract value increased 5% compared to 2005.

        The average monthly payment for new vehicle installment sale contracts in 2006 was €505. The average new contract balance amounted to €24,870 and the average original term was 49 months.

        The following table shows the number of units and the value covered by new leasing and finance contracts as well as the number of units and the value covered by all our outstanding leasing and finance contracts at December 31, 2006 (in each case by geographic area and in total):

	Units Covered by New Contracts	Value (€ in millions)	Units Covered by all Contracts	Value (€ in millions)
United States[1]	1,240,558	29,587	4,057,404	64,618
Germany[1]	322,074	8,403	773,648	16,026
Canada[1]	176,844	4,317	618,053	9,612
Mexico	72,364	1,103	195,723	2,054
United Kingdom[1]	67,484	2,115	134,710	3,490
France	45,816	1,073	108,719	1,957
Italy	31,857	755	102,303	1,999
Japan[1]	26,093	898	87,987	1,822
Australia[1]	12,790	456	51,900	1,331
Netherlands	12,292	390	40,362	968
Other Countries	121,995	3,884	311,233	9,420

Total	2,130,167	52,981	6,482,042	113,297

1
These figures include contracts included in several asset backed receivables transactions in these countries.

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

  Capital Expenditures

        The table below shows capital expenditures for fixed assets, which related largely to the acquisition of data processing equipment, and additions to equipment under operating leases during each of the last three years:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Capital expenditures for fixed assets	29	45	91
Equipment on operating leases	20,771	16,055	13,850

Van, Bus, Other

        The van and bus businesses included in this segment design, produce, and sell a wide range of vans and buses. The other businesses and investments comprising this segment include our equity investment in EADS, our real estate and corporate research activities, our holding companies and our finance subsidiaries through which we finance the capital needs of our operating businesses in the capital markets. Until the first quarter of 2006, our off-highway business was also part of this segment.

        In 2006, the Van, Bus, Other segment contributed approximately 9% of our revenues.

  Vans and Buses

        Vans.    Worldwide, we currently offer three lines of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Sprinter, the Vito/Viano and the Vario. In the U.S. market we currently sell the Sprinter under the Freightliner and Dodge brand names. In 2006, we launched a new version of the Sprinter.

        Buses.    We are a full-line supplier in the worldwide bus and coach market. Our product portfolio includes city-buses, coaches, interurban buses, midi buses and bus chassis. We sell completely built-up buses under the Mercedes-Benz and Setra brands in Europe and under the Setra and Orion brand names in the United States and Canada. In addition to completely built-up buses, we produce and sell worldwide a wide range of bus chassis under the brand name Mercedes-Benz.

  Other

        EADS.    EADS is a publicly-traded company and a global supplier in the aerospace and defense sectors. It also provides related services. The EADS Group includes the aircraft manufacturer Airbus, the helicopter manufacturer Eurocopter and the joint venture Matra BAe Dynamics Aerospatiale SAS, a guided missile producer. In addition, EADS is a partner in the Eurofighter consortium and a prime contractor for the Ariane launcher. The company is also developing the A400M military transport aircraft and is the industrial partner for the European satellite navigation system Galileo. We account for our interest we hold in EADS using the equity method of accounting and we report our share of the operating results of EADS as part of the operating results of Van, Bus, Other.

        In 2004 and 2006 we entered into transactions involving our EADS shares. The 2004 transactions are with respect to shares representing an approximate 3% interest in EADS and the 2006 transaction involved shares representing a 7.5% interest in EADS. In January 2007, we settled the 2006 transaction and upon transfer of this ownership interest received proceeds of €2.0 billion. The 2004 transactions are eligible for settlement during 2007 and 2008. As of February 1, 2007 we legally owned 22.5% of EADS, however, our 2006 Consolidated Financial Statements reflect a 33% equity interest in EADS. In addition, on February 9, 2007, we entered into another transaction involving a further 7.5% interest in EADS. This 2007 transaction is eligible for settlement in 2010 and may be settled by delivery of the EADS shares or by cash payment. For further information on these transactions, please refer to Note 3 to our Consolidated Financial Statements and "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        During 2006, EADS announced that problems with the Airbus A380 program and resulting delivery delays, the decision to launch the industrial program for the new A350 XWB aircraft family and efficiency-improvement programs to be implemented at EADS would negatively affect its current and future operating results. For a discussion on how this development affected the operating results of Van, Bus, Other, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Off-Highway.    On December 27, 2005, as part of our ongoing strategy to focus on the core automotive business, we entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of our Off-Highway business, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The Off-Highway business focused on engine applications for rail and marine products, military and industrial vehicles as well as stationary industrial and commercial applications (e.g. electric power generators). For further information please refer to Note 4 to our Consolidated Financial Statements.

        MMC.    Following a corporate restructuring at Mitsubishi Motors Corporation (MMC) in 2004, our interest in the voting stock of MMC was diluted from 37.0% to 24.7% and we no longer had the ability to exercise significant influence over the operating and financial policies of MMC. As a result, we ceased to account for our investment in MMC using the equity method of accounting and classified our investment in MMC as an investment in marketable securities, accounted for at fair value. Subsequently, our equity interest was further diluted and, in November 2005, we sold our remaining 12.4% interest in MMC for €970 million. Please refer to the discussion in Note 3 to our Consolidated Financial Statements for further information.

  Markets, Sales and Competition

        Markets.    Our most important van and bus markets are Western Europe and the NAFTA region. Latin America is also an important market, primarily for our bus business. In Western Europe, the mid-size and large van market segments showed registration increases of 3% from 1,085,200 to 1,118,400 units, while registrations of heavy buses in that market increased slightly from 26,200 units in 2005 to 26,500 units in 2006.

        In Germany, registrations for vans (mid-size and large) increased 7% from 235,000 units in 2005 to 252,500 units in 2006. Registrations for heavy buses increased 4% from 4,700 in 2005 to 4,900 units in 2006.

        In the NAFTA region, retail sales for all manufacturers of vans decreased 2% from 368,300 units in 2005 to 359,300 units in 2006. Retail sales for all manufacturers of buses (excluding school buses) decreased 3% from 18,700 units in 2005 to 18,200 units in 2006. In Latin America, demand for buses went up, reflecting increased investments in the public transportation sector in Brazil.

        Sales.    The following table shows the revenues generated by our Van, Bus, Other segment and the unit sales of our van and bus businesses since 2004:

	Year Ended December 31,
	2006	% change	2005	% change	2004
Revenues (€ in millions)[1]
Vans[2]	8,542	+5	8,135	+5	7,719
Buses	4,039	+4	3,884	+6	3,667
DC Off-Highway	335	-83	2,064	+18	1,749
Real Estate and other businesses	778	-1	786	-9	868
Eliminations	(255)	.	(34)	-10	(31)

World	13,439	-9	14,835	+6	13,972

Units[1]
Vans[2]	256,900	-4	267,200	+2	260,700
Buses	36,200	0	36,200	+10	32,800
Other Products[3]	11,900	-2	12,200	+13	10,800

1
In 2006, we changed the composition of our Commercial Vehicles segment by reporting the van and bus operating units together with our Other Activities. As a result of this change, we renamed our Other Activities segment Van, Bus, Other. We have adjusted prior period amounts to reflect the change in segment composition.

2
Revenues and unit sales include sales of Sprinter vans to Chrysler Group for subsequent sale to dealers under the Freightliner and Dodge brand names.

3
This category reflects sales of Mitsubishi pickup trucks (L 200) assembled and sold by our subsidiary DaimlerChrysler South Africa and Mitsubishi Pajero vehicles sold by that subsidiary.

        For a discussion of changes in revenues, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table sets forth the distribution of revenues by geographic market since 2004:

	Year Ended December 31,
	2006	% change	2005	% change	2004
Western Europe	8,148	-10	9,038	-3	9,342
Germany	3,802	-11	4,285	-2	4,366
Other	4,346	-9	4,753	-4	4,974
NAFTA region	1,936	-10	2,156	+29	1,674
United States	1,426	-8	1,558	+24	1,258
Canada and Mexico	510	-15	598	+44	416
Latin America	964	+19	813	+51	540
Other markets	2,391	-15	2,828	+17	2,416

World	13,439	-9	14,835	+6	13,972

        Competition.    In Western Europe, our principal competitors in the van category are Fiat (Fiat, Iveco), Ford, Volkswagen and Renault. In the United States, competitors include Ford and General Motors (Chevrolet, GMC).

        Our main competitor in the worldwide bus sector (over 8t GVW) is Volvo. In Western Europe, our other major competitors are Neoman (MAN, Neoplan), Scania and Irisbus (Irisbus, Heuliez Bus, Karosa). Our main competitors in South America are Volkswagen and Agrale, although Volvo and Scania also compete in that region.

  Distribution

        We distribute our vans and buses through a worldwide distribution and service network.

        In Germany, we sell our vans and buses through our own wholesale network. We also own several retail outlets, and in some cases we sell our vans and buses through independent dealers.

        In other major European markets, local DaimlerChrysler subsidiaries provide wholesale services for vans to a network of independent dealers and, in some cases, to our own retail outlets. We sell our buses through our own retail network and aligned dealers.

        In the United States and Canada, we sell vans through a network of independent Freightliner and Dodge dealers, and in Mexico we sell them through independent Mercedes-Benz dealers. We sell our Orion buses through our own retail network, while we sell Setra and Mercedes-Benz products through independent dealers.

        In other international markets, we sell vans and buses through independent distributors or, if we have a local production company, through the sales organization of the production company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for fixed assets and research and development expenditures of our Van, Bus, Other segment during each of the last three years:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Capital expenditures for fixed assets (excluding capital leases)	447	886	680
Research and development	494	577	679

        In 2006, capital expenditures primarily related to the successor model of the Sprinter.

        Research and development activities in 2006 focused on the new Sprinter and the development of engines that meet current and future emission regulations.

SUPPLIES AND RAW MATERIALS

        We operate our worldwide procurement and supply activities through a single global procurement organization. We aim to maximize the efficiency of our supply networks by working not only with the first tier supplier but also with sub-suppliers, raw material suppliers, and transportation carriers.

        In 2006, raw material prices continued to have an impact on the automotive industry as prices for most raw materials increased further from the high levels in 2005. The higher raw material prices increased our material costs in 2006. We were able to offset these increases through bundling, long-term agreements, and other cost reduction measures.

        We manage our current and future supplies and raw material requirements and delivery needs on an ongoing basis in close cooperation with our suppliers and sub-suppliers. To avoid potential shortages or further price increases we enter into annual and long-term supply agreements with suppliers, and purchase raw materials or commodities on the spot market as needed.

        Prices of precious metals, including platinum, palladium and rhodium, which we primarily use in catalytic converters, also continued to increase in 2006. We use derivative commodity instruments to hedge against the volatility of precious metals prices to the extent we deem appropriate. We also continue to research alternative materials and processes for use in catalytic converters and other components. In addition, we have established a corporate commodity risk management committee to provide enhanced control and oversight over our commodity price exposure.

        Consistent with general industry practice, we may source certain parts or components from a single supplier. This practice carries the risk of potential production disruption if the supplier is unable to perform its obligations. We have provided, and in the future may be required to provide, different types of assistance to certain suppliers in order to avoid prolonged interruption in the supply of parts or components. This assistance could negatively impact our profitability. For further information on financially distressed suppliers, please refer to Note 31 to our Consolidated Financial Statements.

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

Vehicle Emissions

        U.S. Standards.    Federal and state regulations restrict vehicle exhaust levels by imposing stringent tailpipe emission control standards. They also impose standards for onboard diagnostic systems to monitor the emission control system, including the onboard refueling vapor recovery systems that control refueling and evaporative emissions. Manufacturers are responsible under these regulations for the performance of vehicle emission control systems over certain time and mileage periods. Developing compliant emission control systems and repairing or replacing them should they fail to perform in accordance with applicable standards is costly.

        Federal.    Regulations issued by the United States Environmental Protection Agency, or EPA, under the Clean Air Act apply to passenger cars, light trucks (including minivans, sport utility vehicles, and pickup trucks), and heavy-duty vehicles we sell in the U.S. We are responsible for the emission performance of these vehicles for their full usual life, which can be up to the earlier of eleven years or 120,000 miles.

  •
  Tier 1 standards cover model year 1994 - 2003 vehicles and impose different requirements for passenger cars and light trucks.

  •
  Tier 2 standards are being phased in over model years 2004 - 2009 and establish identical requirements for passenger cars and light trucks.

  •
  Separate standards apply to heavy light-duty trucks (those in excess of 8,500 pound gross vehicle weight) and heavy-duty commercial vehicles. The standards applicable to model years 2007 - 2010 are more stringent than those that apply to model years 2004 - 2006.

        California Standards.    The State of California sets its own stringent emission control standards for passenger cars and trucks.

        California's program includes regulations issued by the California Air Resources Board (CARB) that require large volume manufacturers to earn an increasing number of zero-emission vehicle (ZEV) credits. Manufacturers may earn ZEV credits by selling vehicles that use various technologies (electric batteries, hydrogen fuel cells, compressed natural gas, gasoline/electric hybrids) to limit or eliminate emissions. By 2018, up to 50% of the vehicles we sell in California will require some level of these technologies to meet the ZEV mandate.

        Meeting the California standards and ZEV regulations in future years will require significant progress in the development of engine, exhaust after-treatment, and fuel control technologies. We expect to continue to incur significant costs in developing low or zero-emission technologies. Compliance with the ZEV regulations could force us to suspend the sale of non-zero-emission vehicles in California or to sell zero-emission vehicles there significantly below cost. Either alternative would have a substantial adverse effect on the profitability of the Chrysler Group segment.

        The federal Clean Air Act permits other states to adopt California standards as an alternative to the EPA's Tier 2 program. To date, the states of Connecticut, Massachusetts, Maine, New Jersey, New York, Oregon, Pennsylvania, Rhode Island, Vermont and Washington have adopted the California standards, and all but Washington and Pennsylvania have adopted ZEV regulations.

        European Standards.    Current vehicle emission control standards in the European Union (EU) are generally no more restrictive than U.S. standards. However, the EU Commission and the EU Parliament have adopted a directive that establishes increasingly stringent emission standards for passenger and light commercial vehicles for model years 2005 and thereafter (EURO 4). Under the directive, manufacturers will be responsible for the emissions performance of these vehicles for five years or 100,000 kilometers, whichever occurs first. A more stringent emission standard (EURO 5) is in final discussion within the EU legislative bodies. We expect this EU directive to become effective in 2009. In parallel, the EU Commission intends to define even more stringent emission standards (EURO 6) that, if adopted, would become mandatory around 2014 or 2015.

        Standards for heavy commercial vehicles have been adopted by the EU Commission and the EU Parliament for model years 2005 (EURO 4) and 2008 and thereafter (EURO 5). Discussions about more stringent standards have started within the EU Commission.

Vehicle Fuel Economy

        U.S. Standards.    The National Highway Traffic Safety Administration (NHTSA) establishes corporate average fuel economy (CAFE) standards that require manufacturers to meet certain fuel efficiency levels for their fleet of new passenger cars and light trucks sold in the U.S. The standards are intended to reduce U.S. dependence on foreign oil by decreasing gasoline consumption. A manufacturer is subject to significant penalties for each model year its vehicles do not meet the standards. The CAFE standard for passenger cars is currently 27.5 miles per gallon. The standard for light-duty trucks, including minivans and sport utility vehicles, is 22.2 miles per gallon for model year 2007.

        In 2006, the NHTSA adopted both "Reformed" and "Unreformed" light-duty truck CAFE standards. The Reformed standard is voluntary for model years 2008 - 2010 and mandatory for model year 2011. The Reformed standard sets a separate fuel economy target for each vehicle based on the vehicle's wheelbase and track width. The CAFE standard applicable to a manufacturer is based on the fuel economy targets of each size category of vehicles the manufacturer produces, weighted by the distribution of production volumes across the size categories. The NHTSA estimates that most light-duty truck fleets will be required to meet a CAFE standard of 24.0 miles per gallon in 2011.

        In model years 2008 - 2010, manufacturers may elect to use Unreformed CAFE (i.e., CAFE calculated under the current rule). Such manufacturers must meet a fleet-average miles per gallon standard of 22.5 for model year 2008, 23.1 for model year 2009, and 23.5 for model year 2010.

        The NHTSA also has adopted, for the first time, CAFE standards for medium-duty passenger vehicles, which are defined as vehicles with a gross vehicle weight of between 8,501 and 10,000 pounds. This standard will apply beginning with the 2011 model year and will be calculated under the Reformed standard.

        Finally, the rule modified the definition of light-duty truck. As a result, some of the DaimlerChrysler vehicles now classified as trucks could be re-classified as passenger cars and required to meet a higher CAFE standard.

        A manufacturer may earn credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits may not be traded between domestic and imported fleets, nor between the passenger car and light-duty truck fleets.

        We expect to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks, although we will likely use credits to meet the standard in certain model years. However, increased demand for larger light-duty trucks could jeopardize our ability to comply with those standards and require us to take additional costly steps, including the sale of ethanol flexible fuel, diesel, or hybrid vehicles. We may not be able to meet the current and future U.S. import fleet CAFE standards for passenger cars and may incur fines as a result.

        In the United States and other countries, there is political pressure to increase fuel economy standards as a means of reducing carbon dioxide emissions. These emissions are said to contribute to global warming, which is a matter of international concern. Although the United States withdrew from the Kyoto Protocol, it continues to consider ways to achieve reductions in fossil energy use, including more stringent CAFE standards, higher fuel costs and restrictions on fuel usage. Any of these measures could impose significant costs on DaimlerChrysler or restrict the products that DaimlerChrysler is able to offer.

        California is also attempting to limit emissions of carbon dioxide and other greenhouse gases through regulation of fuel economy standards. CARB regulations require automakers to reduce significantly greenhouse gas vehicle emissions starting with 2009 models. Several other states have adopted similar measures.

        Lawsuits challenging the right of states to regulate fuel economy are pending in federal and state courts in California and several other states. State regulation in this area, if upheld, could be costly to us and could significantly restrict the products we are able to offer in the United States. In addition, a coalition of states, cities and environmental groups brought a lawsuit seeking to establish that the EPA is authorized to regulate carbon dioxide emissions and to compel it to do so. The case is pending before the U.S. Supreme Court. An adverse decision in that case would have a similar effect on our costs and product portfolio.

        European Standards.    The European Union (EU) signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008 to 2012. In 1999, the EU entered into a voluntary agreement with the European automotive manufacturers association (ACEA) which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average of new passenger cars sold in the European Union in 2008. That target represents an average reduction in passenger vehicle fuel usage of 25 percent, measured from 1995 levels. The EU has reaffirmed its goal of reducing carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer by 2010. At the end of 2003, the ACEA started a consultation round with the EU Commission on potential further reductions after 2008. This consultation was requested by the EU Commission and we, as a member of ACEA, are actively involved in this consultation process. The consultations continued in 2006. The current status of the consultations are, among others, that the EU Commission will ask the EU member states to reshape the car taxation schemes on a carbon dioxide basis, which probably will lead to a high variety of taxation schemes and taxation levels throughout the EU within the next three to four years. Depending on country-specific implementations, our future sales and revenues could be negatively impacted. In addition, the EU Commission intends to establish a legislative proposal with respect to carbon dioxide emissions in 2007. Should the EU Commission's target to reduce carbon dioxide emissions from new passenger cars to an average of 120 grams per kilometer become a mandatory standard, this would require us to incur significant costs to improve engine and overall efficiency and reduce vehicle weight significantly.

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

Vehicle Safety

        U.S. Standards.    The NHTSA issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection, and fuel systems. We are required to test new vehicles and equipment and certify their compliance with the standards before selling them in the U.S. We are also required to recall vehicles found to have safety related defects and to repair them without charge. The cost of such recalls can be substantial depending on the nature of the repair and the number of vehicles affected.

        These standards add to the cost and complexity of designing and producing vehicles and equipment. For example, in response to legislation adopted in 2000 (the TREAD Act), NHTSA established standards that require, among other things:

  •
  a tire pressure warning system;

  •
  a program to inform consumers of a vehicle's rollover propensity; and

  •
  a system for collecting information relating to vehicle performance and customer complaints to assist in the early identification of potential vehicle defects.

        In general, vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations.

        European Standards.    Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the European Union (EU) or by individual countries. In addition, the ACEA negotiated a voluntary self commitment on pedestrian safety with the EU Commission. The self commitment comprises two phases. Phase one criteria which, among other things, ban rigid bull bars by original manufacturers, require compliance with specific head injury criteria and mandate antilock brake systems (ABS), are part of a framework directive of the EU and, as such, are already legally binding. Phase one criteria have been effective since October 2005 and original manufacturers must be in full compliance with the criteria by 2012. Phase two criteria, which the ACEA and the EU Commission are still discussing, are intended to amplify standards established in phase one. The goal of ACEA in its discussions with the EU Commission is to convince the Commission to open phase two for more active safety measures, such as the mandatory introduction of electronic stability programs or other accident avoidance measures, instead of imposing more passive requirements, such as specific rules regarding the deformation of the crash zone of a car. Should these more restrictive "phase two" standards become mandatory, it would have a major impact on the design freedom of our future passenger cars.

Stationary Source Regulation

        Our assembly, manufacturing and other operations in the United States must meet a substantial number of regulatory requirements under various federal and state laws. Together these laws severely restrict airborne and waterborne emissions, discharges of pollutants, and the disposal of wastes from our facilities, as well as the handling of hazardous materials. These requirements may require us to install additional monitoring and other pollution control equipment, which would be costly. Similar requirements apply to our operations in Europe, Canada and Mexico.

        DaimlerChrysler Corporation is participating in a voluntary program established by the U.S. Department of Energy to reduce the greenhouse gas emissions from our manufacturing facilities. Under this program, DaimlerChrysler Corporation has pledged to reduce these emissions by 10% per vehicle produced between 2002 and 2012.

Other Environmental Matters

        In the United States, the EPA and various state agencies have notified our subsidiary DaimlerChrysler Corporation that it may be a potentially responsible party for the cost of cleaning up hazardous waste storage or disposal facilities pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and other federal and state environmental laws. A number of lawsuits allege that DaimlerChrysler Corporation violated environmental laws and seek to recover costs associated with remedial action. DaimlerChrysler Corporation is only one of a number of potentially responsible parties who may be found to be jointly and severally liable for remediation costs at 124 sites as of December 31, 2006, including its active or deactivated facilities.

        Pollution remediation is also a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve ten principal sites. Our German manufacturing facilities are also subject to significant noise restrictions.

        Estimates of future costs of these environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectibility of remediation costs among responsible parties. We establish accruals for these environmental matters when the loss is probable and reasonably estimable. It is possible that final resolution of some of these matters may require us to make expenditures in excess of established accruals, over an extended period of time and in a range of amounts that we cannot reasonably estimate. Although final resolution of any such matters could have a material effect on our consolidated operating results for the particular reporting period in which an adjustment of the estimated accrual is recorded, we believe that any resulting adjustment should not materially affect our consolidated financial position.

        In 2000, the EU Commission issued a directive that requires automobile manufacturers to take back all end-of-life passenger cars (up to 9 seats) and light trucks (up to 3.5t gross vehicle weight) sold after July 1, 2002, and, beginning on January 1, 2007, all end-of-life passenger cars including those sold before July 1, 2002. This directive stipulates that automotive manufacturers incur all, or a significant part of, the costs of recycling these vehicles. The directive affects all end-of-life-vehicles in the European Union and imposes additional costs on automobile manufacturers which could be significant. Manufacturers previously took back vehicles sold before July 1, 2002, and batteries for disposal or recycling, but were allowed to charge vehicle owners their costs in these circumstances.

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

Design Protection

        On September 14, 2004, the EU Commission proposed an amendment of the design protection directive Nr. 98/71/EC. The proposed amendment would abolish the design protection for visible and styled automotive parts within the EU. The proposal would allow parts manufacturers independent from the original equipment manufacturers to copy and sell throughout the EU visible and styled replacement parts such as hoods, bumpers, fenders, doors, lights and windshields. If this proposed amendment becomes effective, it may negatively affect our future sales of visible and styled replacement parts and may increase our allocated costs per unit accordingly.

DESCRIPTION OF PROPERTY

        We produce vehicles and related components at approximately 100 manufacturing facilities worldwide, of which 19 are located in Germany and 35 in the United States. Most of the remaining facilities are in Brazil, Canada, France, Japan, Mexico, South Africa, Spain and Turkey. We also have other properties, including office buildings, spare parts centers, retail outlets, research laboratories, test tracks and warehouses, mainly in Germany and in the United States. We own most of these facilities and we believe that our facilities, together with the arrangements described below, are adequate to meet our needs.

        The total amount of indebtedness secured by mortgages and other security interests on our principal facilities was €1.5 billion at the end of 2006. These mortgages and security interests primarily affect our Potsdamer Platz real estate holdings, which consist of several commercial real estate properties in Berlin, Germany.

        Our property, plant and equipment includes buildings, technical equipment, and other equipment capitalized under capital lease agreements. For more details please refer to Note 13 to our Consolidated Financial Statements.

        We are party to various joint ventures, assembly contracts, and other arrangements that allow us to gain access to additional production capacity or utilize our plants more efficiently. For example, some of our vehicles are assembled at third party facilities in Austria, China, Taiwan, and Germany, and we have entered into agreements with MMC and Volkswagen to assemble some of their vehicle models at certain of our plants. We also participate in a joint venture with Hyundai Motor Company and MMC that manufactures engines in the United States.

        There is significant production overcapacity in the worldwide automotive industry which threatens continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity in relation to developing and anticipated industry changes and market conditions. As such conditions fluctuate, we adjust our capacity by opening, closing, selling, expanding, or downsizing production facilities, or by adding or eliminating work shifts. Please refer to the discussion under the heading "Chrysler Group—Recovery and Transformation Plan" in "Item 4. Information on the Company." for additional information on capacity adjustments at Chrysler Group.

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

  •
  an economic downturn or slow economic growth, especially in Europe or North America;

  •
  changes in currency exchange rates and interest rates;

  •
  introduction of competing products and possible lack of acceptance of our products or services;

  •
  competitive pressures which may limit our ability to reduce sales incentives and raise prices;

  •
  price increases in fuel, raw materials, and precious metals;

  •
  disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations;

  •
  the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan;

  •
  effective implementation of cost reduction and efficiency optimization programs, including our new management model;

  •
  the business outlook of our equity investee EADS, including the financial effects of delays in, and potentially lower volume of, future aircraft deliveries;

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

        You should read the following discussion of our critical accounting policies and our financial condition and operating results together with our Consolidated Financial Statements included in this annual report. These Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

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

        Fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, and other world currencies against the euro also expose our international business operations and, consequently, our reported financial results and cash flows, to transaction risk. This transaction risk exposure affects primarily our Mercedes Car Group segment which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Truck Group segment is also subject to transaction risk, but only to a minor degree due to its global production network. Our Chrysler Group segment generates almost all of its revenues and incurs most of its costs in U.S. dollars. As a result, the transaction risk of this segment is also relatively low. The van and bus businesses included in our Van, Bus, Other segment are also directly exposed to transaction risk, but, in comparison to the Mercedes Car Group and the Truck Group segment, to a minor degree. In addition, our Van, Bus, Other segment is indirectly exposed to transaction risks through its equity investment in EADS, which we account for using the equity method.

        In both 2006 and 2005, the combined currency effects, including effects from currency translation, operating business transactions and hedging activities, negatively affected our operating results. If the euro retains its current strength against selected world currencies, especially the U.S. dollar, for a prolonged period of time or if it appreciates further, our future operating results and cash flows could be adversely affected. This is particularly applicable to our Mercedes Car Group segment. Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" for additional information on our currency translation and transaction risk exposure.

        On February 14, 2007, we announced the Recovery and Transformation Plan for the Chrysler Group, which aims to return the Chrysler Group to profitability by 2008 and redesign its business model. In connection with the announcement of the Recovery and Transformation Plan, we also announced that we were looking into further strategic options with regard to the Chrysler Group and that no option is being excluded in an effort to find the best solution for both the Chrysler Group and the Company. For additional information on the Recovery and Transformation Plan, see the discussion under the heading "Chrysler Group — Recovery and Transformation Plan" in "Item 4. Information on the Company."

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies and the new accounting pronouncements that we had not yet adopted by December 31, 2006.

INFLATION

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

Recovery of Carrying Amount of Equipment on Operating Leases

        We own equipment, primarily passenger cars and commercial vehicles, that we lease to customers under operating leases. At December 31, 2006, the total carrying value of this equipment was €37.0 billion, compared to €34.2 billion at December 31, 2005. In 2006 and 2005, the carrying value of operating leases that originated with our financial services business represented approximately 92% and 89%, respectively, of the total carrying value of equipment under operating leases in the respective year.

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

        Aside from the risk of collecting the monthly lease payments (credit risk), which primarily resides within our Financial Services segment, the residual value risk associated with our operating leases is primarily shared by our Financial Services segment and the vehicle segment or unit that manufactured the leased equipment (i.e., Chrysler Group, Mercedes Car Group, Truck Group, or our van or bus operating units). The terms of the risk sharing arrangement between Financial Services and the respective vehicle segment vary by segment and geographic region.

        We record any pre-tax expense arising from changes in estimates of residual values in the line item "Cost of sales" in our statements of income. The recognition of impairment charges and increases in depreciation expense do not immediately affect our reported cash flows, although cash flows of future periods may be lower than previously anticipated due to lower proceeds from the eventual resale of the equipment.

        The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the timing and amount of operating lease payments we collect from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent the value of used vehicles decreases, we will realize less cash proceeds from sales of those vehicles at the end of the lease term. Operating leases comprise an increasing portion of our portfolio, which increases our exposure to residual value risk. In addition, inability of our customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

        In addition, our vehicle segments and van and bus operating units account for sales of vehicles with a guaranteed minimum resale value, such as sales to certain rental car company customers, like an operating lease, based on the guidance in Emerging Issues Task Force (EITF) 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." These types of vehicle sales expose us to residual value risk and require that we estimate on an ongoing basis what the residual values of the vehicles will be at contract maturity and, if necessary, record impairment charges or increase future depreciation expenses.

Collectibility of Financial Services Receivables

        We have sales financing and finance lease receivables, which consist primarily of retail installment sales contracts, finance lease contracts, and revolving wholesale facilities secured by passenger cars and commercial vehicles. At December 31, 2006 and 2005, our financial services business held all of our sales financing and finance lease receivables. We are exposed to collectibility risk because consumers or dealers may default on these receivables or become insolvent and the resale prices of the cars and commercial vehicles securing these receivables may be insufficient, after selling costs, to realize the full carrying values of the receivables. Once the collectibility risk materializes, it affects the recoverability of our owned (on-balance sheet) portfolio of finance receivables, through the allowance for credit losses, and the valuation of retained interests in finance receivables sold and securitized.

  Allowance for Credit Losses

        Our policy is to maintain an allowance for credit losses which represents our best estimate of the amount of losses incurred in our sales finance and finance lease receivables portfolio as of the balance sheet date. We base our estimate on a systematic, ongoing review and evaluation of our credit risk. In performing this evaluation, we take into account our historical loss experience, the size and composition of our portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. When we evaluate homogeneous loan portfolios, we do that collectively, primarily taking into consideration historical loss experience, adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. We evaluate other receivables, such as wholesale receivables and loans to large commercial borrowers, for impairment individually based on the fair value of available collateral. Increases in the allowance for credit losses reduce the net carrying value of the balance sheet line item "Receivables from financial services" with a corresponding charge to the statement of income line item "Cost of sales."

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

        Since the risk associated with the collectibility of sales financing and finance lease receivables is exclusively attributable to our Financial Services segment, the following information refers to that segment.

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including the following average credit loss rates for our entire financing and leasing portfolio at December 31, 2006: 0.4% for Mercedes Car Group, 0.8% for Chrysler Group and 0.4% for the Truck Group. However, additional provisions may be necessary if:

  (1)
  actual credit losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact our estimates.

        Weakness in the global economy, but especially in the U.S. or European economies, could increase the likelihood that actual credit losses may exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of our Financial Services segment's sales financing and finance lease receivables may experience further downward pressure. If these factors require a significant increase in the allowance for credit losses, it would negatively affect our Financial Services segment's and the Group's future operating results.

        At December 31, 2006 and 2005, our Financial Services segment's sales financing and finance lease receivables totaled €52.3 billion and €61.1 billion, respectively. The allowance for credit losses associated with those receivables amounted to €0.8 billion at December 31, 2006, and €1.2 billion at December 31, 2005. Included within cost of sales were charges, net of reversals, of €0.3 billion in 2006, €0.4 billion in 2005 and €0.4 billion in 2004 to increase the allowance for credit losses.

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

        We believe the amounts recognized on the balance sheet for our retained interests in sold receivables are appropriate based on information currently available and several assumptions, including an expected composite average remaining credit loss rate of 0.8% at December 31, 2006. However, an additional impairment charge may be necessary if:

  (1)
  actual losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact future cash flows from sold loans.

        Weakness especially in the U.S. or European economies could increase the likelihood that actual credit losses exceed current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value realized upon repossession of defaulted sold receivables could experience further downward pressure. If these factors result in a significant impairment of our ability to recover the carrying value of our retained interests, it could negatively affect our future operating results and cash flows.

        At December 31, 2006 and 2005, the carrying value of our retained interests of our Financial Services segment was €2.7 billion and €2.1 billion, respectively. The unrealized gains associated with those retained interests amounted to €0.1 billion at December 31, 2006, and at December 31, 2005, respectively.

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

Sales Incentives

        Sales incentives are an integral part of our vehicle business, especially with respect to the automobile business conducted by the Chrysler Group. Sales incentives are used to adjust our vehicle pricing in response to a number of market and product factors, including pricing actions and sales incentives by competitors; economic conditions; the amount of excess industry production capacity; the intensity of market competition; and consumer demand for the product. Sales incentives used by the Mercedes Car Group and Truck Group segments include, among others, lease subsidies and other favorable programs. Other than the judgment required to estimate residual value of leased or sold vehicles, which is in part discussed above, sales incentives used by those segments do not require significant estimation or judgment by management. In contrast, the Chrysler Group may offer a variety of sales incentive programs at any time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, reduced financing rate programs offered to customers through automotive financing partners and other similar programs. Sales incentives offered by the Chrysler Group involve significant estimation and judgment by management. Therefore, the following discussion refers solely to the sales incentives used by Chrysler Group.

        Upon the sale to the dealer, the Chrysler Group records as a reduction to revenue and as an accrued liability the estimated impact of sales incentives expected to be paid to dealers and customers at the time of the retail sale. The amount by which revenue is reduced is based on assumptions regarding market conditions and the pricing actions of competitors. The accuracy of the Chrysler Group's accrued liability for the estimated cost of sales incentives programs is dependent on a number of assumptions, including the specific incentives that dealers and customers will select from available alternatives and the value of programs that will be in effect when a vehicle is purchased by a customer. The actual cost to the Chrysler Group of the sales incentives programs may be different from the amount accrued. We adjust the accrued liability for sales incentives to actual cost in the period that the retail sale occurs. These adjustments could positively or negatively impact operating profit (loss). Dealers sell the majority of vehicles they hold in inventory to consumers within an average of approximately 90 calendar days from the time they purchased the vehicles from Chrysler Group. Accordingly, we make adjustments to the accrual for sales incentives within a short period of time from when we estimated these accruals. This adjustment could have a material effect on the Chrysler Group's operating results for the particular reporting period in which it is recorded.

        The recognition of accruals for sales incentives does not initially affect reported cash flows. Instead, our cash flows are negatively affected at the time the Chrysler Group pays the incentive, which generally occurs shortly after the sale of the vehicle to the customer.

Liability for Product Warranties

        We generally provide warranties on our products which cover a variety of manufacturing and other defects. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The liability for product warranties covers, for example, our various contractual warranty programs, goodwill coverage, recall campaigns and buyback commitments which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices within the automotive industry. We record a liability for the expected cost of warranty related claims when we sell the product to a third party, when we initiate a new warranty program, or — depending on the reporting segment — upon lease inception. The amount of the warranty liability, which is included in the balance sheet line item "Accrued liabilities," with a corresponding charge included as a component of "Cost of sales" in the statements of income, reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. Our obligations for product warranties predominately affect our Mercedes Car Group, Chrysler Group, and Truck Group segments. At December 31, 2006 and 2005, our total accrued liabilities for product warranties were €10.5 billion and €11.6 billion, respectively. Please refer to Note 24b to our Consolidated Financial Statements for additional information about our provisions for product warranties.

        We base our estimates for accrued warranty costs primarily on historical warranty claim experience. Because portions of the products sold and warranted by us contain parts manufactured (and warranted) by our suppliers, the amount of warranty costs accrued also contains an estimate of probable warranty claim recoveries from suppliers. Sometimes we have to make cost estimates associated with the development of new technical solutions which might require regulatory certification prior to the implementation of the service actions or recall campaigns. Since we have to use a variety of assumptions when we develop the estimates for accrued warranty costs, our estimated warranty obligations can vary depending upon the assumptions used.

        We believe that the determination of our liability for warranty obligations is a critical accounting estimate for each of our three vehicle segments because:

  (1)
  the evaluation is inherently judgmental and requires, among others, the use of significant assumptions about future warranty claim rates, amounts of future repair costs per vehicle, the impact of no mileage or time limits in connection with recall campaigns, and the extent of any recoveries we can obtain from suppliers; and

  (2)
  warranty cost accruals require adjustments from time to time when actual warranty claim experience differs from our estimates and the resulting impact on our results of operations and financial condition could be material.

        The recording of the warranty obligation initially has no impact on our operating cash flows.

        Our operating cash flows change as we pay or settle actual warranty costs. Our liquidity and capital resources could be negatively impacted if actual warranty costs exceed our estimates.

Pension and Other Post-retirement Benefits

        As more fully described in Note 24a to our Consolidated Financial Statements, we provide pension benefits to substantially all of our hourly and salaried employees, and provide post-retirement health and life insurance benefits to employees primarily in the U.S. and Canada. Most of our pension and post-retirement benefit plans are defined benefit plans that provide participants with benefits based on various factors including their age, years of service, and compensation level. In contrast, our defined contribution pension plans specify the nature and amount of contributions we will make to the plans, not the amount of benefits that will be paid to participants.

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

  Pension benefits

        At December 31, 2006, our projected pension benefit obligations exceeded plan assets on the Group level, which represents the "underfunded status" of our plans, by €2.3 billion. For our German plans we recorded an underfunded status of €3.2 billion and for our non-German plans we recorded an overfunded status (i.e. plan assets exceeded projected pension benefit obligations) of €0.9 billion at December 31, 2006. For the year ended December 31, 2006, our total pension benefit expense was €0.5 billion for all German plans and €0.8 billion for all non-German plans. Under U.S. GAAP, we estimate that our total pension benefit expense will decrease by €0.4 billion in 2007.

        We determine our pension expenses at the beginning of the calendar year based on various assumptions and inputs to actuarial models that measure pension benefit expense and plan assets and liabilities. Actual results usually differ from our assumptions due to changing economic and other factors, which result in actuarial gains and losses. In accordance with U.S. GAAP, such actuarial gains and losses are accumulated but not immediately recognized in our consolidated statements of income. We recognize as a component of our pension expense the unrecognized gain or loss if, as of the beginning of the year, that amount exceeds 10% of the greater of (1) the projected benefit obligation or (2) the fair value at year-end of German plan assets and the market-related value at year-end of the significant non-German plan assets. The amount of accumulated net actuarial gain or loss recognized is the excess amount divided by the average remaining service period of current plan participants (17 years for German plans and 12 years for U.S. plans). Prior service costs which result from retrospective plan amendments are not immediately recognized in our consolidated statements of income but are amortized on a straight-line basis over the average remaining service period of current participants to whom such costs relate.

        As of December 31, 2006, we adopted the recognition provisions of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires the immediate recognition of the funded status of our pension plans on our balance sheet. After adoption of this standard, all accumulated net actuarial losses (€8.3 billion) and unamortized prior service costs (€2.0 billion) are recognized in the 2006 consolidated balance sheet. However, SFAS 158 does not affect the recognition of pension cost and, therefore, the accumulated actuarial losses and unamortized prior service costs have not been recognized in our consolidated statements of income.

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

  Discount rate

        The discount rate enables us to state expected future cash flows at present value on the measurement date (principally December 31). A lower discount rate increases the present value of benefit obligations and increases pension expense. We determine the discount rates for our German and non-German plans annually as of December 31, based on yields of high-quality fixed income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments.

        To reflect market interest rate conditions and increasing yields on corporate debt, we increased the discount rate for all significant German pension plans from weighted average 4.0% as of December 31, 2005, to 4.5% as of December 31, 2006, and for all significant non-German plans from a weighted-average 5.4% as of December 31, 2005, to 5.7% as of December 31, 2006. As a result of these increases in discount rates, our German and non-German pension benefit obligations decreased during 2006 by €1.1 billion and €1.0 billion, respectively.

  Expected rate of return on plan assets

        Pension plan assets are primarily comprised of equity and debt securities and, to a lesser extent, real estate and alternative investments. We determine the expected rate of return for pension assets after taking into consideration a variety of factors including current asset allocations and expected future returns for the various asset classes. Each year, our investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices.

        Based on projected asset returns and historical correlations and volatilities, we develop a target asset mix for our pension plans using "Modern Portfolio Theory." The weighted average return expectation serves as an initial indicator of the expected rate of return on plan assets for each of the pension funds.

        In addition, we also consider long-term actual portfolio results and historical total market returns in our evaluation in order to reflect the long-term character of the expected rate.

        The actual and expected rates of return on German and non-German plan assets for 2006, 2005 and 2004, were as follows:

	Rates of Return — German Plans		Rates of Return — Non-German Plans
	Actual	Expected	Actual	Expected
2006	9.5%	7.5%	15.6%	8.5%
2005	16.9%	7.5%	12.1%	8.5%
2004	8.2%	7.5%	13.7%	8.5%

        For 2007, the expected rates of return on plan assets are the same as the expected rates applied in 2006.

  Sensitivity Analysis

        The following table shows the effect on the funded status of our pension benefit obligations of assumed changes in the actual rate of return on plan assets and the discount rate at December 31, 2006:

	German Plans	Non-German Plans
(€ in millions)
2006 actual return on plan assets +/-5 percentage points	+/- 530	+/- 1,030
2006 discount rate +/-25 basis points	+/- 580	+/- 615

        The following table shows the after-tax effect on our stockholders' equity of assumed changes in the rate of actual return on plan assets and the discount rate at December 31, 2006:

	German Plans	Non-German Plans
(€ in millions)
2006 actual return on plan assets +/-5 percentage points	+/- 325	+/- 645
2006 discount rate +/-25 basis points	+/- 355	+/- 385

        In addition to the estimated decrease in our total pension benefit expense under U.S. GAAP of €0.4 billion in 2007, the following table shows the effect on our 2007 pension benefit expense (before income tax benefits) under U.S. GAAP of assumed changes in the discount rate and the expected long-term rate of return on plan assets:

	German Plans	Non-German Plans
(€ in millions)
2006 discount rate +/-25 basis points	+/- 40	+/- 50
2006 expected long-term rate of return on plan assets +/-50 basis points	+/- 60	+/- 110

  Other Post-retirement health and life insurance benefits

        At December 31, 2006, our accumulated other post-retirement benefit obligations exceeded plan assets on the Group level, which represents the "underfunded status" of our plans, by €14.1 billion for all plans. For the year ended December 31, 2006, our total expense was €1.3 billion for all plans. Under U.S. GAAP, we estimate that our total expense in 2007 will be nearly at the same level as of 2006.

        As stated above, we adopted the recognition provisions of SFAS 158 as of December 31, 2006. In connection with the adoption of this standard, we recognized the previously unrecognized portion of the underfunded status and, therefore, the accumulated actuarial losses and unamortized prior service gains associated with our other post-retirement benefit plans in our 2006 consolidated balance sheet. The adoption of this standard resulted in the recognition of an additional €4.8 billion liability at December 31, 2006. These adjustments did not affect our statements of income in 2006.

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

  Health care inflation rate

        The health care inflation rate represents the anticipated increase in health care cost due to changes in price, availability and usage of medical services. This rate is determined based on DaimlerChrysler-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. We did not adjust the health care inflation rate as a result of the Medicare Drug Act. At December 31, 2006, our accumulated post-retirement benefit obligations exceeded plan assets on the Group level by €14.1 billion.

        Had the following actual return occurred or assumptions been used, the funded status of our other post-retirement benefit obligations at December 31, 2006, would have been impacted accordingly:

All Plans (€ in millions)
2006 actual return on plan assets +/- 5 percentage points	+/- 85
2006 discount rate +/- 25 basis points	+/- 450
Initial through assumed ultimate health care inflation rate +/-1 percentage point	+/- 1,690

        The following table shows the after-tax effect on our stockholders' equity of assumed changes in the rate of actual return on plan assets, the discount rate at December 31, 2006, and the initial through assumed ultimate health care inflation rate:

All Plans (€ in millions)
2006 actual return on plan assets +/- 5 percentage points	+/- 55
2006 discount rate +/- 25 basis points	+/- 280
Initial through assumed ultimate health care inflation rate +/- 1 percentage point	+/-1,055

        Effects from changes in these assumptions would be included in our accumulated net actuarial losses at December 31, 2006.

        Actual results that are different from those assumed and changes in assumptions can result in actuarial gains and losses that we have not yet recognized in our consolidated statements of income. We amortize any net actuarial gain or loss as a component of our total other post-retirement benefit expense for a year if, as of the beginning of the year, such net gain or loss exceeds 10% of the greater of the accumulated post-retirement benefit obligation or the market related value of the plan's assets. In such case, the amount of amortization we recognize is the resulting excess divided by the average remaining service period of current plan participants expected to receive benefits under the plan. For 2007, we will assume a weighted average long-term rate of return on plan assets of 8.5%.

        In addition to the estimated total other post-retirement expense under U.S. GAAP of €1.3 billion in 2007, the following table shows the effect on our 2007 total other post-retirement benefit expense under U.S. GAAP (before income tax benefits) of assumed changes in the discount rate, assumed health care inflation rates and the expected long-term return rate of return on plan assets:

All Plans (€ in millions)
2006 discount rate +/- 25 basis points	+/- 40
Initial through assumed ultimate health care inflation rate +/- 1 percentage point	+/- 270
2006 expected long-term return rate on plan assets +/- 50 basis points	+/- 10

        This sensitivity analysis indicates that changes in the factors described above can have a significant effect on the funded status of our pension and other postretirement benefit plans, our shareholders' equity and on our net income (loss). For a discussion about our pension and other post-retirement benefit plan funding obligations and their potential impact on our liquidity and capital resources, please refer to the explanations we provide under the heading "Liquidity and Capital Resources — Benefit Plan Obligations and Costs" in "Item 5. Operating and Financial Review and Prospects."

Useful lives of property, plant and equipment

        We depreciate the cost of our long-lived assets using a systematic and rational allocation method over the period during which the long-lived assets are expected to provide benefits (useful life), taking into consideration any expected salvage value. Our total depreciation for property, plant and equipment in 2006 and 2005 was €6.2 billion and €6.0 billion, respectively.

        We believe that the determination of the useful lives of long-lived assets is a critical accounting estimate because:

        — the determination of the useful life is inherently judgmental and requires us to use significant assumptions about the future use of our long-lived assets; and

        — changes in the estimates about the expected future life could have a material effect on our financial statements.

        In the last years, all industrial business segments of DaimlerChrysler have been confronted with increasing worldwide competition. We are exposed to increasing competitive pressure, technological pressure and pressure from international capital markets. In response to intense competition in their traditional markets manufacturers, especially those in the premium segment, are creating new market niches with lucrative temporary unique selling propositions. In this environment, profitable production calls for platform strategies and the use of identical parts and modules. The need to improve cars and components is also driven by differing legal requirements regarding, for example, emission regulations (Euro 3, Euro 5, EPA07, EPA10), fuel consumption (fleet consumptions), or safety regulations. Factors like these gradually influence how we use our long-lived assets for our development, procurement and production over time.

        In addition, in order to improve the profitability of our business, DaimlerChrysler has identified and initiated far-reaching changes in the last years regarding the strategy and organization of the company. We are in the process of modifying our investment policies and redesigning our strategies concerning procurement, development and production to streamline modules and platforms as well as development and production processes.

        The impact of these strategic decisions may change the nature and use of our long-lived assets in the future. By redesigning modules and platforms, we expect the highest impact on our high-tech and high-cost production equipment, as we intend to use these assets in the future for more than one life-cycle.

        We expect that the efficiency programs initiated in all segments will change the future use of our long-lived assets as described above. Useful lives of long-lived assets will be reassessed to estimate the effect of a changing business environment on the use of our assets. The effect of this reassessment is currently being determined, but it could be material and could result in a significant decrease in depreciation expenses in future years.

OPERATING RESULTS

        We report five business segments: (1) Mercedes Car Group, (2) Chrysler Group, (3) Truck Group, (4) Financial Services and (5) Van, Bus, Other. Van, Bus, Other comprises our van and bus businesses, various corporate functions, and all other businesses and investments in businesses not allocated to one of our reportable business segments. In 2006, we changed the composition of some of our segments by reporting the van and bus businesses, which were previously included in our Commercial Vehicles segment, together with Other Activities. As a result of this change, our Commercial Vehicles segment was renamed the Truck Group and our Other Activities segment was renamed Van, Bus, Other. We have adjusted prior year amounts to reflect the change in segment composition.

Information about Operating Profit

        We measure the performance of our operating segments primarily through "Operating Profit." Our consolidated operating profit (loss) is the sum of the operating profits and losses of our segments, adjusted for consolidation and elimination entries. Please refer to Note 34 to our Consolidated Financial Statements for information about how we determine segment operating profit (loss).

Reconciliation from operating profit (loss) to income (loss) before financial income

        In the following tables, we provide a reconciliation of the operating profits and losses of our segments to the measures we use in our consolidated statements of income. Since some income and expense items (e.g., interest income and interest expense) are not recorded at or allocated to our segments, we have reconciled the operating profits (losses) to income (loss) before financial income for each segment. You can find a reconciliation of total segment operating profit (loss) to our consolidated income before income taxes, minority interests, and the cumulative effect of changes in accounting principles in Note 34 to our Consolidated Financial Statements.

	Year Ended December 31, 2006 (€ in millions)

	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Group

Operating Profit (Loss)	2,415	(1,118)	2,020	1,714	913	5,944	(427)	5,517
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/ curtailment losses	2	(1,167)	(34)	(8)	(47)	(1,254)	0	(1,254)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(124)	0	10	(54)	(719)	(887)	116	(771)
Miscellaneous items	0	0	4	(4)	(115)	(115)	0	(115)

Income (loss) before financial income	2,293	(2,285)	2,000	1,648	32	3,688	(311)	3,377

	Year Ended December 31, 2005 (€ in millions)

	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Group

Operating Profit (Loss)	(505)	1,534	1,606	1,468	1,091	5,194	(9)	5,185
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/ curtailment losses	(33)	(1,030)	(38)	(6)	(68)	(1,175)	0	(1,175)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(14)	(1)	(28)	38	(725)	(730)	90	(640)
Miscellaneous items	0	0	0	(5)	(144)	(149)	0	(149)

Income (loss) before financial income	(552)	503	1,540	1,495	154	3,140	81	3,221

	Year Ended December 31, 2004 (€ in millions)

	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Group

Operating Profit (Loss)	1,666	1,427	789	1,250	1,020	6,152	(398)	5,754
Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/ curtailment losses	(34)	(697)	(38)	(5)	(71)	(845)	0	(845)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	2	9	12	549	(560)	12	75	87
Miscellaneous items	0	(5)	(330)	(4)	(45)	(384)	0	(384)

Income (loss) before financial income	1,634	734	433	1,790	344	4,935	(323)	4,612

        "Pension and post-retirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses" is the sum of interest cost, the expected return on plan assets, and the amortization of unrecognized net actuarial gains or losses. We exclude from operating profit (loss) these components of the net periodic pension and post-retirement benefit income (expense) since they are driven by financial factors and do not reflect the operating performance of the segments.

        "Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from our operating investments, which we report as a component of financial income (loss), net, in the consolidated statements of income. We allocate these contributions to the operating profit (loss) of the respective segments. The net contributions from our affiliated and associated companies in 2006, 2005 and 2004 primarily reflect the earnings contributions from EADS and, in 2004, also a negative contribution from Toll Collect. In 2006, we allocated net positive results of €771 million from our operating investments to our segments, compared to net positive results of €640 million in 2005 and net negative results of €87 million in 2004. The increase in 2006 compared to 2005 was primarily the result of improved earnings contributions from our other equity investees and gains on the sale by associated companies of real estate not required for operating purposes. The improvement in 2005 compared with 2004 was primarily due to significantly improved contributions from our equity investment in EADS during 2005 and, in 2004, a substantial negative contribution to earnings from our equity investment in Toll Collect and impairment charges relating to our investment in debis AirFinance.

        "Miscellaneous items" includes income and expenses which do not affect our operating business.

Overview of Business Segment Revenues and Operating Profit (Loss)

        You should read the following discussion in conjunction with Notes 1 and 34 to our Consolidated Financial Statements and the discussions under the headings "Critical Accounting Policies" in this Item 5 and "Risk Factors" in Item 3.

        The following table presents revenues and operating profit (loss) for each of our five business segments during the last three fiscal years.

	Year Ended December 31,
	2006		2005		2004
	(€ in millions)
	Revenues	Operating Profit (Loss)	Revenues	Operating Profit (Loss)	Revenues	Operating Profit (Loss)
Mercedes Car Group	54,579	2,415	50,015	(505)	49,630	1,666
Chrysler Group	47,116	(1,118)	50,118	1,534	49,498	1,427
Truck Group[1]	31,988	2,020	30,368	1,606	25,208	789
Financial Services	17,154	1,714	15,439	1,468	13,939	1,250
Van, Bus, Other	13,439	913	14,835	1,091	13,972	1,020
Eliminations	(12,687)	(427)	(10,999)	(9)	(10,188)	(398)

Total	151,589	5,517	149,776	5,185	142,059	5,754

1
As a result of consolidating the revenues of MFTBC as of March 31, 2004, with a one-month time lag, revenues in 2004 include eight months of MFTBC sales, while 2005 and 2006 revenues include twelve months of MFTBC's sales.

Acquisitions, dispositions and other changes in segment composition

        In the following paragraphs, we describe the more significant acquisitions, dispositions, and other changes in segment composition that affected the year-to-year comparability of revenues and operating profit (loss) of our Truck Group, Financial Services and Van, Bus, Other segments. You can find additional information about these transactions in Notes 3 and 4 to the Consolidated Financial Statements.

  Truck Group

        MFTBC.    In 2003 and 2004, we acquired from Mitsubishi Motors Corporation (MMC) equity interests of 43% and 22%, respectively, in Mitsubishi Fuso Truck and Bus Corporation (MFTBC). Prior to March 31, 2004, we accounted for our investment in MFTBC using the equity method of accounting and included our proportionate share of MFTBC's results in the Truck Group. From March 31, 2004 onward, we have consolidated the operations of MFTBC in the Truck Group segment's revenues and consolidated results. As a result of the settlement regarding past quality issues at MFTBC, we received an additional 20% equity interest in MFTBC in 2005.

        HMC.    In May 2004, as part of the realignment of our strategic alliance with Hyundai Motor Company (HMC), we sold our non-controlling 50% interest in DaimlerHyundai Truck Corporation to HMC for a total pre-tax gain of €0.1 billion.

        American LaFrance.    In 2005, we sold the fire truck and rescue vehicles business of our U.S. subsidiary American LaFrance, to a U.S. investment company. As a result of the sale, Freightliner recorded asset impairment charges of €0.1 billion in 2005 which negatively affected the operating profit of the Truck Group segment.

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

  Van, Bus, Other

        Off-Highway.    In December 2005, we agreed to sell substantially all of our Off-Highway business (with the exception of our minority holding in VM Motori S.P.A.) to the Swedish investor group EQT. In 2006, we consummated the transaction and received a net cash inflow of €0.9 billion. The disposal of the Off-Highway business positively impacted our operating profit in 2006 by €0.3 billion (which includes a gain on the sale of €0.2 billion), of which €248 million has been allocated to Van, Bus, Other and €13 million has been allocated to our Truck Group segment. Revenues and operating results of Van, Bus, Other include the operations of our Off-Highway business for all periods presented through the end of February 2006.

        MMC.    Following a corporate restructuring at MMC, on June 29, 2004, we ceased to account for our investment in MMC using the equity method of accounting. Therefore, Van, Bus, Other includes our share of MMC's operating results only for the periods up to June 29, 2004. In November 2005, we sold our remaining 12.4% interest in Mitsubishi Motors Corporation for proceeds of €1.0 billion. The sale resulted in an after-tax gain of €0.5 billion (a pre-tax gain of €0.7 billion minus taxes of €0.2 billion).

        The segment discussions on pages 54 to 58 describe in more detail the specific market factors which affected the operating results of our segments.

2006 Compared With 2005

        We computed the percentages in the following discussion using exact euro amounts and numbers. Some of those percentages may, therefore, not reflect the ratio between the rounded amounts presented below.

DaimlerChrysler Group

  Revenues

        Our revenues increased 1% from €149.8 billion in 2005 to €151.6 billion in 2006 and were slightly negatively affected by currency effects. Following is a brief overview of year-to-year changes in revenues of our primary business segments.

        Mercedes Car Group revenues increased 9% from €50.0 billion in 2005 to €54.6 billion in 2006. This increase was the result of higher unit sales of Mercedes-Benz vehicles and a favorable shift in model mix towards higher priced vehicles.

        Chrysler Group revenues declined 6% from €50.1 billion in 2005 to €47.1 billion in 2006. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 5% lower than in 2005. This decrease in revenues is primarily the result of negative net pricing and lower factory unit sales in the United States.

        Truck Group revenues increased from €30.4 billion in 2005 to €32.0 billion in 2006, a 5% improvement. This improvement is largely due to higher unit sales, improved product positioning, and a more favorable model mix.

        Financial Services revenues increased 11% from €15.4 billion in 2005 to €17.2 billion in 2006, mainly reflecting the fact that operating lease contracts comprised a larger percentage of the total portfolio.

        Van, Bus, Other revenues decreased from €14.8 billion in 2005 to €13.4 billion in 2006 reflecting primarily the disposition of our Off-Highway business.

  Cost of sales

        In 2006, cost of sales were €125.7 billion compared to €122.9 billion in 2005, a 2% increase. Cost of sales increased at a slightly higher rate than revenues, primarily as a result of revenue declines at the Chrysler Group. As a result, gross margin decreased from 18.0% in 2005 to 17.1% in 2006. In both years, cost of sales includes expenses incurred in connection with the restructuring of the smart business (2006: €0.7 billion; 2005: €0.8 billion) and the headcount reduction initiative at Mercedes Car Group (2006: €0.2 billion; 2005: €0.5 billion).

  Selling expenses

        Selling expenses declined 3% to €11.6 billion compared to €12.0 billion in 2005. Among other factors, this was caused by lower advertising expenditures at Chrysler Group, currency translation effects and the disposition of the Off-Highway business. In both years, selling expenses include expenses incurred in connection with the restructuring of the smart business (2006: €0.2 billion; 2005: €0.1 billion). The headcount reductions at the Mercedes Car Group had only a small impact on selling expenses in 2006, compared with a charge of €0.1 billion in 2005. Selling expenses as a percentage of revenues were 7.7% in 2006 compared to 8.0% in 2005.

  General administrative expenses

        General administrative expenses was largely unchanged at €6.2 billion in 2006 (€6.1 billion in 2005). General administrative expenses as a percentage of revenues were 4.1% in both 2006 and 2005. General administrative expenses in 2006, however, include expenses related to the headcount reductions in administrative functions implemented as part of the new management model (€0.3 billion).

  Other expenses

        Other expenses were €0.7 billion in 2006 and €0.9 billion in 2005. This decrease was primarily due to the fact that other expenses in 2005 included €0.2 billion in connection with the restructuring of the smart business.

  Research and development

        Research and development expenses amounted to €5.3 billion in 2006 compared to €5.6 billion in 2005. The decrease was primarily due to reduced research and development costs associated with the smart brand, the disposal of the Off-Highway business and currency translation effects. Research and development expenses as a percentage of revenues were 3.5% in 2006 compared to 3.8% in 2005.

  Other income

        Other income was €1.3 billion in 2006 and €1.0 billion in 2005. In 2006 other income includes a significant portion of the gain associated with the disposition of the Off-Highway business, the sale of real estate, and insurance proceeds, which together amounted to €0.5 billion. In 2005, other income included a gain of €0.2 billion on the sale of Chrysler Group's Arizona Proving Grounds vehicle testing facility. You can find further details about the composition of other income in Note 6 to our Consolidated Financial Statements.

  Financial income (loss), net

        In 2006, we had net financial income of €0.6 billion compared to €0.2 billion in 2005. Financial income (loss), net, is comprised of "Income (loss) from investments, net," "Interest income (expense), net" and "Other financial income (loss), net."

        Income (loss) from investments, net.    In 2006, income from investments, net, was €0.4 billion compared to €0.9 billion in 2005. Income from investments in 2005 includes a gain of €0.7 billion realized on the sale of our remaining ownership interest in MMC. Among other factors, our proportionate share in the improved operating results of our equity investee Toll Collect and investment income following the sale of real estate had a positive effect on income from investments in 2006. Our proportionate share in the operating results of EADS was slightly lower than in the prior year. Additional expenses that EADS incurred in the fourth quarter of 2006 in connection with problems with the Airbus A380 program and resulting delivery delays, the decision to launch the industrial program for the new A350 XWB aircraft family and efficiency-improvement programs to be implemented at EADS are not reflected in our 2006 operating results due to the three-month time lag with which we include our proportionate share of EADS's results in our financial statements.

        Interest income (expense), net.    In 2006, net interest expense was €0.3 billion compared to €0.6 billion in 2005. The decline is primarily due to reduced unrealized losses resulting from the mark-to-market valuation of derivative financial instruments that do not qualify for hedge accounting treatment. Please refer to Note 7 to our Consolidated Financial Statements for additional information.

        Other financial income (loss), net.    In 2006, we recorded other financial income, net, of €0.5 billion compared to a net loss of €0.1 billion in 2005. This distinct improvement was mainly the result of derivative transactions entered into with respect to EADS shares. Please refer to Note 3 to our Consolidated Financial Statements for additional information on these transactions. The mark-to-market valuation of those derivatives resulted in a gain of €0.5 billion in 2006, while 2005 was negatively impacted by a loss of €0.2 billion which was partially offset by gains from the sale of other securities.

  Income taxes

        Income tax expense was €0.7 billion in 2006 and €0.5 billion in 2005. We computed income tax expense in 2006 based on pre-tax income of €4.0 billion and in 2005 based on pre-tax income of €3.4 billion. The effective tax rate was 17.7% in 2006 and 14.9% in 2005.

        The relatively low 2006 and 2005 effective tax rates primarily reflect the composition of our earnings, which include non-taxable income included in our net periodic pension costs and other post-retirement benefit costs and largely tax-free income from our equity investee EADS.

        In addition, our 2006 earnings include largely tax-free income from derivative transactions to hedge price risks of EADS shares. The tax-free income from these transactions was partially offset by tax expense of €0.1 billion arising from valuation allowances on deferred tax assets at non-German companies.

        In 2006, our subsidiary DaimlerChrysler Corporation also reached an agreement with the U.S. Internal Revenue Service regarding its claim for research and development credits for the tax years 2000 through 2002. We also reduced our income tax expense as a result of adjustments to certain deferred tax balances and income tax reserves, primarily related to prior years which were not considered material to any period presented. These tax benefits were largely offset by additional income tax expenses related to ongoing cross-border transfer pricing audits. In total, an income tax benefit of €0.2 billion was recorded in 2006.

        In 2005, the effective tax rate was also positively affected by the largely tax-free income from the settlement agreement associated with our investment in MFTBC, the sale of our investment in MMC and the sale of other securities. The tax benefits of these transactions were partially offset by tax expense of €0.1 billion arising from the repatriation of previously undistributed earnings from non-U.S. companies to our U.S. subsidiaries.

        Please refer to Note 8 to our Consolidated Financial Statements for more information.

  Net income

        Net income was €3.2 billion in 2006 compared to €2.8 billion in 2005. Basic and diluted earnings per share in 2006 were €3.16 and €3.14, respectively, compared to basic and diluted earnings per share of €2.80 each in 2005.

  Consolidated Operating Profit (Loss)

        In 2006, Group operating profit amounted to €5.5 billion compared to €5.2 billion in 2005. A substantial increase in earnings at the Mercedes Car Group and continued earnings increases at the Truck Group and Financial Services more than offset a significant loss at the Chrysler Group. Operating profit in 2006 was also negatively affected by less favorable currency hedging rates compared to 2005.

        The table on page 50 shows the business segment contributions to Group operating profit. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

Segment Discussions

  Mercedes Car Group

        Revenues of our Mercedes Car Group segment went up 9% from €50.0 billion in 2005 to €54.6 billion in 2006, while total unit sales increased 3% from 1,216,800 to 1,251,800. The disproportionate development of revenues and unit sales is primarily the result of a favorable shift in model mix towards higher priced vehicles.

        Unit sales of Mercedes-Benz passenger cars increased 5% from 1,092,500 in 2005 to 1,149,100 in 2006, whereas sales of smart vehicles declined 17% to 102,700 units compared to 124,300 units in 2005.

        The increase in unit sales of Mercedes-Benz passenger cars was mainly driven by the S-Class (+51%) and the M/R/GL-Class (+91%). These significant increases in unit sales reflect the introduction of new models during 2005 and in 2006. Sales of A/B-Class vehicles increased 12%, while C-Class sales declined 17% as the sedan and station wagon models approached the end of their life cycles. E-Class sales decreased by 8%, primarily due to the fact that facelifted versions did not become available until mid-2006.

        The 17% decline in smart unit sales was mainly due to the discontinuation of the slow selling smart forfour in 2006. Reduced production of smart fortwo models due to the changeover to successor models, as well as the approach of the end-of-lifecycle for these models, also contributed to this decline.

        In Germany, Mercedes Car Group revenues were 9% higher than in 2005. Germany continues to be the most important market for our Mercedes Car Group segment with revenues of €15.8 billion which represented 29% of the segment's worldwide revenues. In the other Western European countries, Mercedes Car Group revenues increased 11% from €14.6 billion in 2005 to €16.2 billion in 2006.

        In the United States, revenues amounted to €11.2 billion in 2006, a slight increase of 2%. At €2.2 billion, revenues in Japan remained on the same level as in 2005. In Asia (excluding Japan), revenues went up 17% compared to the previous year, reaching €3.9 billion.

        The Mercedes Car Group achieved an operating profit of €2.4 billion in 2006, compared with an operating loss of €0.5 billion in the prior year.

        The substantial increase of the Mercedes Car Group's operating results is due in particular to efficiency improvements achieved as a result of the CORE program, higher overall unit sales of Mercedes-Benz passenger cars, and an improved model mix due to the launch of the new S-Class, the new M-Class and the GL-Class models. Operating profit in 2006 also includes income of €0.1 billion from the reduction of a provision for early retirement obligations following the adoption of a new accounting standard (EITF 05-5) partially offset by adverse currency effects resulting from less favorable hedging rates than in the prior year. Our 2005 results also included income of €0.1 billion from the release of a provision following a favorable verdict in a case involving EU competition rules.

        Restructuring charges for the smart business and the headcount reduction under the CORE program significantly affected the results of both years. In 2006, the Mercedes Car Group incurred expenses of €0.9 billion in connection with the discontinuation of the production of the smart forfour, while the realignment of the smart business model in 2005 resulted in charges of €1.1 billion. Charges relating to staff reductions at Mercedes-Benz Passenger Cars in the context of the CORE program were €0.3 billion in 2006 compared to €0.6 billion in 2005.

  Chrysler Group

        The Chrysler Group reported revenues of €47.1 billion in 2006 compared with revenues of €50.1 billion in 2005, a decrease of 6%. Measured in U.S. dollars, the principal functional currency for the Chrysler Group, revenues were 5% lower than in 2005. This decrease in revenues is primarily the result of negative net pricing and lower factory unit sales in the United States.

        The Chrysler Group had worldwide factory unit sales of 2,654,700 units in 2006, compared with 2,813,000 units in 2005, a decrease of 6%. In the NAFTA region, total factory unit sales were 2,440,300 units in 2006 compared with 2,637,800 units in 2005, a decrease of 7% resulting from a decline in factory unit sales in the United States. This decline reflects the adverse impact on the Chrysler Group of higher fuel prices, resulting in an unfavorable shift in consumer demand toward smaller, more fuel efficient vehicles, as well as the impact of higher interest rates. The decrease was primarily due to lower shipments of the Dodge and Chrysler minivans, the Dodge Ram, Durango and Dakota, the Chrysler Pacifica, as well as the Jeep® Grand Cherokee and Liberty. Lower shipments of those models were partially offset by shipments of new models, including the all-new Dodge Caliber and Nitro, and Jeep® Compass and Wrangler, as well as the Dodge Charger and Jeep® Commander which were introduced in 2005.

        Factory unit sales outside the NAFTA region were 214,400 units in 2006 compared with 175,200 units in 2005, an increase of 22%. This increase was primarily the result of sales of the Dodge Caliber, which introduced the Dodge brand name in the international markets, as well as the continued popularity of the Chrysler 300C.

        In 2006, the Chrysler Group had an operating loss of €1.1 billion compared with an operating profit of €1.5 billion in 2005. The deterioration in operating results was primarily the result of negative net pricing, unfavorable product and sales market mix (including an increase in fleet sales to 29.9% of total U.S. sales), and a decline in factory unit sales in the United States. These factors reflect the continuing difficult market environment in the United States marked by an overall decline in industry sales, a shift in consumer demand towards smaller, more fuel efficient vehicles due to higher fuel prices, as well as the impact of higher interest rates. These negative factors were partially offset by the successful launch of new models, most of which occurred in the second half of the year. Several of the new vehicles target this shift in consumer demand, resulting in a positive contribution to operating results in the fourth quarter of the year.

        In addition, the financial support provided to supplier Collins & Aikman led to a charge of €0.1 billion in 2006, as well as in 2005. The Chrysler Group's 2005 operating profit was positively impacted by a €0.2 billion gain on the sale of the Arizona Proving Grounds vehicle testing facility as well as lower tooling amortization expense of €0.1 billion. These positive effects were partially offset by a contractual penalty and asset impairment charges of €0.1 billion primarily as a result of a decision to reduce contractual purchase volumes of the Chrysler Crossfire.

        U.S. dealer inventory levels were 539,100 units, representing a 74 day supply, at December 31, 2006 compared with 598,200 units, representing an 85 day supply, at December 31, 2005. The U.S. and combined

U.S. and Canada retail and fleet sales and market share data for the Chrysler Group in 2006 and 2005 are set forth below:

	Year Ended December 31,
	2006	2005	Increase/ (Decrease)
U.S. Market[1]
Car sales	510,200	526,800	(16,600)
Car market share	6.7%	6.9%	(0.2%	)
Truck sales (including minivans)	1,636,000	1,782,000	(146,000)
Truck market share	17.4%	18.1%	(0.7%	)
Combined car and truck sales*)	2,146,200	2,308,800	(162,600)
Combined car and truck market share	12.6%	13.2%	(0.6%	)
*) Fleet as a % of total	29.9%	26.4%	3.5%
U.S. and Canada Market[1]
Combined car and truck sales	2,366,700	2,525,700	(159,00)
Combined car and truck market share	12.6%	13.2%	(0.6%	)

1
All sales and market share data include retail and fleet sales.

        The Chrysler Group's sales are principally in the NAFTA region automotive markets. Retail industry sales (including fleet sales) of new cars and trucks in the U.S. market were 17.1 million units in 2006, compared with 17.4 million units in 2005, a decrease of 2%.

        Retail and fleet sales of cars for the Chrysler Group in the U.S. for 2006 decreased 3% compared to 2005 while the total car market in the U.S. increased by 1% compared to 2005. Retail and fleet sales of trucks for the Chrysler Group in the U.S. market for 2006 decreased 8% compared to 2005 while the total truck market in the U.S. decreased 5% compared to 2005. Overall, the decrease in retail and fleet sales and related market share is primarily a result of reduced retail and fleet sales of Dodge and Chrysler minivans, Dodge Ram, Dakota and Durango, as well as the Jeep® Grand Cherokee and Liberty, partially offset by the introduction of new products in 2006, as well as the increased sales of the Dodge Charger and the Jeep® Commander.

  Truck Group

        Our Truck Group segment increased revenues from €30.4 billion in 2005 to €32.0 billion in 2006, a 5% improvement. This increase was the result of continued strong demand in our core markets NAFTA, Western Europe and Japan. Worldwide unit sales of our Truck Group segment increased 1% from 529,500 units in 2005 to 537,000 units in 2006, in part due to accelerated purchases made in advance of changes in emission control regulations in various markets.

        In Germany, the most important market for our Mercedes-Benz trucks, revenues increased 17% from €4.8 billion in 2005 to €5.6 billion in 2006, while unit sales increased by 4% to 59,600 vehicles. In the rest of Western Europe (excluding Germany), revenues increased 14% to €4.2 billion in 2006 as overall unit sales increased 3% to 46,800 units, primarily due to higher sales of Mercedes-Benz trucks. The disproportionate development in unit sales and revenues in Germany and Western Europe (excluding Germany) reflects an increase in sales of trucks equipped with higher priced engines that meet the European Emission Standards EURO 4 and EURO 5. Unit sales in Germany represented 11%, and the remaining Western European market 9% of our total 2006 Truck Group vehicle sales.

        In the NAFTA region, Truck Group revenues were €12 billion, an increase of 3% compared to 2005. Total unit sales climbed 3% to 187,800 units. The increase in unit sales was mainly achieved in the Class 8 category. Unit sales in the United States represent 31% of our total 2006 Truck Group vehicle sales.

        Our sales in Asia (including Australia) declined from 164,600 units in 2005 to 151,800 units in 2006 and revenues in that region decreased from €6.2 billion in 2005 to €5.7 billion in 2006. This decline was to a large degree the result of a discontinuation of gasoline subsidies and significant increases in interest rates in Indonesia. Unit sales in Japan, which in 2006 consist primarily of sales by MFTBC, reached 71,100 units compared to 59,200 units in 2005, a significant increase of 20%, which reflects accelerated purchases in advance of new emission regulations and renewed customer confidence in MFTBC's products after the resolution of past quality issues. Revenues in Japan increased 2%. The disproportionate development of unit sales and revenues in Japan was the result of currency translation effects reflecting the depreciation of the Japanese yen against the euro and a shift in model mix towards lower priced vehicles. Unit sales in Asia represent 28% of our total 2006 Truck Group vehicle sales.

        In Latin America, sales increased 1% from 39,200 units in 2005 to 39,700 units in 2006. Revenues increased by 8% to €1.7 billion in 2006, primarily reflecting the appreciation of the Brazilian real against the euro.

        In 2006, our Truck Group segment achieved an operating profit of €2.0 billion, a 26% increase over the prior year (2005: €1.6 billion). The increase in operating profit was primarily the result of efficiency improvements realized in the context of global efficiency and optimization program (the Global Excellence Program) as well as an improved product positioning and model mix. In addition, higher unit sales (+7,500 vehicles), which were in part the result of accelerated purchases brought forward in advance of stricter emission limits becoming effective in various markets, contributed to the increase in operating profit. As a result of these accelerated purchases, we expect our truck unit sales to decline significantly during 2007, particularly in the North American and Japanese markets.

        The positive effects on our operating profit were partially offset by higher expenses for new vehicle projects and to meet future emission regulations. The 2006 operating profit of our Truck Group also includes income of €0.1 billion from the reduction of a provision for early retirement obligations following the adoption of a new accounting standard (EITF 05-5).

        Operating profit in 2005 included income of €0.3 billion from the settlement reached with Mitsubishi Motors Corporation relating to charges for quality actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation. In addition, we recognized an impairment charge of €0.1 billion in 2005 relating to the sale of the fire truck and rescue vehicle business of our U.S. subsidiary American LaFrance.

  Financial Services

        Revenues of our Financial Services segment increased from €15.4 billion in 2005 to €17.2 billion in 2006, an 11% improvement. This increase was primarily due to the fact that operating lease contracts comprised a larger percentage of the total portfolio. For operating lease contracts we record higher revenues and cost of sales compared to financing and finance lease contracts.

        Activities of our Financial Services segment in the NAFTA region contributed €10.1 billion or 59% of total segment revenues in 2006, which is slightly above last year's level of 56%. Revenues generated in Germany were €4.5 billion or 26% of total revenues in 2006 compared to €4.4 billion or 28% of total revenues in 2005. Revenues derived from financial services activities in Western Europe (excluding Germany) amounted to €1.8 billion or 11% of total revenues compared to €1.7 billion or 11% in 2005.

        In 2006, the Financial Services segment originated new leasing and finance contracts with a total value of €53.0 billion compared to €48.2 billion in 2005. Substantially all of this 10% increase in 2006 is due to the increased customer demand for operating leases. At December 31, 2006, our Financial Services segment managed a portfolio of leasing and finance contracts of €113.3 billion, a 4% decrease compared to the portfolio of €117.7 billion managed at December 31, 2005. Excluding foreign currency translation effects, the portfolio volume in 2006 was 5% above last year's level.

        Operating profit of our Financial Services segment went up 17% from €1.5 billion in 2005 to €1.7 billion in 2006. The improvement is mainly due to higher business volume and ongoing efficiency improvements. These factors more than offset increased costs related to residual value risks and higher expenses resulting from higher interest rates.

        Improved operating results at Toll Collect also contributed to the positive operating profit development of this segment.

  Van, Bus, Other

        Revenues reported in Van, Bus, Other originated primarily from our van and bus operating businesses and our Off-Highway business, which we disposed of in February 2006. Revenues were €13.4 billion in 2006 compared to €14.8 billion in 2005. The revenue contributions associated with our Off-Highway business amounted to €0.3 billion in 2006 compared to €2.1 billion in 2005.

        Although worldwide unit sales of our van business decreased 4% from 267,200 units in 2005 to 256,900 units in 2006, the van business increased revenues from €8.1 billion in 2005 to €8.5 billion in 2006, a 5% improvement. The decrease in unit sales was primarily caused by the model changeover to the new Sprinter van in 2006. The disproportionate development of revenues and unit sales was largely due to the fact that the van business generated revenues from the production of a van for Volkswagen. These vans are not included in the unit sales of our van business.

        The bus business increased revenues from €3.9 billion in 2005 to €4.0 billion in 2006, a 4% improvement, while worldwide unit sales of 36,200 units were on the previous year's level.

        Van, Bus, Other recorded an operating profit of €0.9 billion in 2006 compared to €1.1 billion in 2005. The operating profit in 2006 includes the costs (€0.4 billion) of implementing the new management model, all of which were allocated to Van, Bus, Other as they represent corporate level costs that are not allocated to our reportable segments. These charges were mainly incurred in connection with workforce reductions in the DaimlerChrysler Group's administrative functions. In addition, the sale of real estate contributed €0.1 billion to the operating profit of Van, Bus, Other in 2006 while the consummation of the sales transaction involving our Off-Highway business positively affected 2006 operating profit by €0.2 billion (including 2006 earnings attributable to the period prior to the sale). The operating profit of 2005 included a positive contribution from the operating results of the Off-Highway business of €0.1 billion.

        The van and bus businesses again achieved positive results. Operating profit of the van business, however, was negatively affected by reduced unit sales resulting from the model changeover, and costs related to the launch, of the new Sprinter van. The bus business was able to increase its operating profit as a result of improved product positioning in Latin America and efficiency improvements achieved through ongoing efficiency programs.

        Our proportionate share in EADS's 2006 operating results was €0.6 billion, which was below the prior year contribution of €0.8 billion. EADS's 2006 operating results were negatively affected by costs and charges associated with delays in the delivery of the Airbus A380 and less favorable currency-hedging rates than in 2005. Additional charges and expenses arising at EADS in the fourth quarter of 2006 in connection with problems with the Airbus A380 program and resulting delivery delays, the decision to launch the industrial program for the new A350 XWB aircraft family and efficiency-improvement programs to be implemented at EADS are not reflected in the 2006 operating profit of Van, Bus, Other due to the three-month time lag with which EADS's results are reflected in our results.

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

        Truck Group revenues increased significantly from €25.2 billion in 2004 to €30.4 billion in 2005, a 20% improvement. As a result of the consolidation of MFTBC as of March 31, 2004, with a one month time lag, revenues for 2004 include eight months of MFTBC's revenues while 2005 revenues include twelve months of MFTBC revenues. Excluding MFTBC revenues in both years, revenues of our Truck Group segment increased 16%.

        Financial Services revenues increased 11% from €13.9 billion in 2004 to €15.4 billion in 2005, primarily because of a higher total portfolio value of leasing and financing contracts and the fact that operating lease contracts comprised a larger percentage of the total portfolio.

        Van, Bus, Other revenues increased from €14.0 billion in 2004 to €14.8 billion in 2005.

  Cost of Sales

        In 2005, cost of sales were €122.9 billion compared to €114.7 billion in 2004, a 7% increase. The increase in cost of sales was largely proportionate to the increase in revenues. In addition, gross margin decreased from 19.3% in 2004 to 18.0% in 2005, mainly a result of expenses incurred in connection with the realignment of the smart business model (€0.8 billion) and the headcount reduction program at Mercedes Car Group (€0.5 billion). Cost of sales in 2005 also included the majority of a €36 million net gain related to the Chrysler Group's turnaround plan, while the prior year included the majority of net charges of €0.1 billion.

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

        Please refer to Note 8 to our Consolidated Financial Statements for more information.

  Net income

        Net income was €2.8 billion in 2005 compared to €2.5 billion in 2004. Basic and diluted earnings per share in 2005 were €2.80 each, compared to €2.43 each in 2004.

  Consolidated Operating Profit (Loss)

        In 2005, our Group operating profit was €5.2 billion compared to €5.8 billion in 2004.

        The table on page 50 shows the business segment contributions to Group operating profit. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

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

	Year Ended December 31,
	2005	2004	Increase/ (Decrease)
U.S. Retail Market[1]
Car sales	526,800	474,100	52,700
Car market share	6.9%	6.5%	0.4%
Truck sales (including minivans)	1,782,000	1,737,000	45,000
Truck market share	18.1%	17.4%	0.7%
Combined car and truck sales	2,308,800	2,211,100	97,700
Combined car and truck market share	13.2%	12.8%	0.4%
U.S. and Canada Retail Market[1]
Combined car and truck sales	2,525,700	2,421,900	103,800
Combined car and truck market share	13.2%	12.8%	0.4%

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

  Truck Group

        Our Truck Group segment increased revenues significantly from €25.2 billion in 2004 to €30.4 billion in 2005, a 20% improvement. This was the result of continued strong demand in our core markets NAFTA, Western Europe and Asia, and the consolidation of MFTBC. Worldwide unit sales of our Truck Group segment increased 26% from 420,600 vehicles in 2004 to 529,500 units in 2005 which in part may be attributable to accelerated purchases made in advance of changes in emission control regulations. As a result of the consolidation of unit sales and revenues of MFTBC as of March 31, 2004 with a one-month time lag, revenues and unit sales in 2004 include eight months of MFTBC sales, while 2005 revenues and unit sales include twelve months of MFTBC sales. Excluding MFTBC sales of 178,900 units (2004: 118,100 units) and MFTBC revenues of €5.5 billion (2004: €3.7 billion), 2005 unit sales and revenues both increased 16%.

        In Germany, the most important market for our Mercedes-Benz trucks, revenues increased 5% from €4.6 billion in 2004 to €4.8 billion in 2005, while unit sales increased 23% to 57,100 vehicles. In the rest of Western Europe (excluding Germany), revenues increased 12% to €3.7 billion in 2005 as unit sales increased 16% to 45,300 units, primarily due to higher sales of Mercedes-Benz trucks. Unit sales in Germany represented 11%, and the remaining Western European market 9% of our total 2005 Truck Group vehicle sales.

        In the NAFTA region, revenues were €11.7 billion, an increase of 22% compared to 2004. Total unit sales climbed 20% to 183,000 units. The significant increase in unit sales was primarily the result of higher sales of Class 8 trucks.

        Our sales in Asia (including Australia) rose from 115,500 units in 2004 to 164,600 units in 2005 and revenues in that region increased from €4.7 billion in 2004 to €6.2 billion in 2005. This was largely due to the inclusion of twelve months of MFTBC sales in 2005 compared to only eight months in 2004, even though MFTBC's calendar year 2005 sales were lower than its calendar year 2004 sales due to the negative impact of past quality issues.

        As economic conditions improved in Argentina and Venezuela and conditions in Brazil remained comparable to 2004, we were able to increase sales in Latin America by 13% from 34,800 units in 2004 to 39,200 units in 2005. Revenues in that region improved 33% to €1.6 billion in 2005.

        In 2005, our Truck Group reported an operating profit of €1.6 billion compared to an operating profit of €0.8 billion in 2004, a significant improvement. This is primarily the result of higher unit sales resulting from favorable market conditions and high demand for our broad range of products, a €0.3 billion gain from the settlement reached with MMC regarding the cost of quality improvement actions and recall campaigns at MFTBC and efficiency improvements. These positive effects were partially offset by the negative impact of higher raw material prices, less favorable hedging rates and currency translation effects, expenses for new product projects and an impairment charge of €0.1 billion recognized in 2005 relating to the sale of the fire truck and rescue vehicle business of our U.S. subsidiary American LaFrance. Operating profit in 2004 was negatively affected by charges of €0.5 billion arising at MFTBC relating to quality improvement actions and recall campaigns, while a gain resulting from the discontinuation of the engine joint venture with Hyundai Motor Company contributed €0.1 billion to the segment's operating profit in 2004.

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

  Van, Bus, Other

        Revenues reported in Van, Bus, Other originated primarily from our van and bus operating businesses and our Off-Highway business. In 2005, revenues were €14.8 billion compared to €14.0 billion in 2004.

        The van business increased revenues from €7.7 billion in 2004 to €8.1 billion in 2005, a 5% improvement. This was mainly the result of increased demand in the NAFTA region. Worldwide unit sales of our van business increased 2% from 260,700 units in 2004 to 267,200 units in 2005, in line with the increase in revenues.

        Revenues of our bus business increased 6% from €3.7 billion in 2004 to €3.9 billion in 2005. This was due to strong market demand, especially in Latin America and Mexico. Worldwide bus unit sales rose 10% from 32,800 units to 36,200 units, mainly in the bus chassis business.

        In 2005, Van, Bus, Other recorded an operating profit of €1.1 billion which was €0.1 billion higher than in 2004. The improvement in operating profit primarily reflects a higher positive contribution from our investment in EADS, largely due to increased Airbus deliveries and improved results in EADS' Aerospace division. The Off-Highway business also made a higher contribution to the operating profit of the segment. These positive contributions were partially offset by increased headquarters costs and corporate level joint venture costs. Following a corporate restructuring at MMC, we ceased to account for our investment in MMC using the equity method of accounting on June 29, 2004. Therefore, our Other Activities segment includes our share of MMC's operating results only for the periods up to June 29, 2004.

        In December 2005, as part of our ongoing strategy to focus on our core automotive business, we agreed to sell substantially all of our Off-Highway business (with the exception of our minority holding in VM Motori S.P.A.) to the Swedish investor group EQT. We expect to consummate the transaction in 2006 and to achieve a net cash inflow of approximately €1.0 billion from the sale.

LIQUIDITY AND CAPITAL RESOURCES

        In 2006, as in 2005 and 2004, our sources of cash came from operations, external borrowings, and sales of finance receivables in securitization transactions. We used these funds primarily to finance our working capital and capital expenditure requirements and the cash needs of our lease and sales financing business. We typically finance our lease and sales financing activities with a high proportion of debt and through the sale of finance receivables from our financial services business (securitization transactions).

        We believe the funds available from these and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and are appropriate to address short-term changes in business conditions. Our capital needs depend primarily on the size and the timing of our capital expenditures and investments as set forth in our business plans. We expect to increase our capital expenditures in property, plant and equipment slightly in 2007 compared to 2006.

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

        The following table shows our liquid financial assets as of the end of each of the last three years:

	December 31,
	2006	2005	2004
	(€ in billions)
Cash and cash equivalents	7.1	7.7	7.8
Securities	6.0	4.9	3.9

Liquidity	13.1	12.6	11.7

        Cash and cash equivalents include assets with an original maturity of three months or less (2006: €7.0 billion; 2005: €7.6 billion; 2004: €7.4 billion), and assets originally maturing after three months (2006: €0.1 billion; 2005: €0.1 billion; 2004: €0.4 billion).

        We hold our cash and cash equivalents primarily in euros and U.S. dollars. As of December 31, 2006, U.S. dollar denominated liquid assets represented 45% and euro denominated liquid assets represented 47% of total liquid financial assets. Liquid financial assets as a whole were 6.9% of total assets compared to 6.3% at the end of 2005.

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

Analysis of Cash Flow Statement

	Year ended December 31,
	2006	2005	2004
	(€ in billions)
Net cash provided by operating activities	14.0	12.4	11.1
Net cash used for investing activities	(14.6)	(11.2)	(16.7)
Net cash provided by (used for) financing activities	0.5	(1.5)	2.5

  2006 compared to 2005

        Cash provided by operating activities was €14.0 billion, €1.6 billion above the prior year's level of €12.4 billion. The following factors contributed to this increase:

  •
  a continued shift from sales financing transactions to operating leases in our financial services business, which resulted in increased cash flow from operating activities because we recognize the entire operating lease payment in cash flow from operating activities, while we only recognize the interest portion of the sales financing payment in cash flow from operating activities, and recognize the balance in cash flow from investing activities;

  •
  higher advance rental payments, which result from the shift towards operating leases in our financial services business;

  •
  a decrease of inventories (€0.5 billion) compared to a prior period increase in 2005 (€-1.5 billion);

  •
  inventory-related receivables from financial services decreased in 2006 by €0.2 billion, compared to an increase in 2005 of €0.2 billion, primarily reflecting the increased sale of receivables related to retail activities in 2006 as compared to 2005; and

  •
  lower contributions to our pension funds in 2006 (€1.2 billion) than in 2005 (€1.7 billion).

        The positive factors described above were partially offset by:

  •
  severance payments related to the headcount reduction actions at Mercedes Car Group were €0.8 billion compared to €0.1 billion in 2005;

  •
  cash outflows in connection with the realignment of the smart business model and the discontinuation of the smart forfour were €0.8 billion compared to cash outflows in connection with the realignment of the smart business of €0.5 billion in 2005;

  •
  higher income taxes paid in 2006 (€1.5 billion) compared to 2005 (€0.7 billion); and

  •
  a smaller period-to-period increase of trade liabilities in 2006 compared to 2005;

        Cash used for investing activities increased by €3.4 billion to €14.6 billion. The following factors contributed to this increase:

  •
  spending (net of proceeds from disposals) for equipment on operating leases increased by €3.2 billion to €11.8 billion;

  •
  a net cash outflow from the acquisition and sale of securities in the year 2006 of €1.4 billion compared to a net cash inflow in 2005 of €0.3 billion. The net cash inflow in 2005 was primarily the result of proceeds of €1.0 billion from the sale of our remaining interest in MMC; and

  •
  lower cash inflows from existing sales financing and finance lease contracts and an increase in new sales financing and finance lease contracts.

        The following factors partially offset the increase in cash used for investing activities:

  •
  a decrease in capital expenditures for property, plant and equipment from €6.6 billion in 2005 to €5.9 billion in 2006;

  •
  higher proceeds from the disposal of businesses compared to 2005. Proceeds in 2006 included €0.9 billion from the disposal of our Off-Highway activities while proceeds in 2005 were mainly comprised of €0.3 billion from the sale of our interest in debis AirFinance; and

  •
  higher proceeds from the sale of retail receivables from our sales financing and finance lease activities (€4.1 billion additional proceeds compared to 2005).

        Cash provided by financing activities was €0.5 billion in 2006, compared to cash used for financing activities of €1.5 billion in 2005. This change is mostly due to increased borrowings which more than offset the increase in repayments of financial liabilities, reflecting increased funding requirements as the result of higher cash used for investing activities in our financial services businesses.

        Cash and cash equivalents with an original maturity of three months or less decreased by €0.5 billion, primarily the result of negative currency translation effects. In 2005, cash and cash equivalents with an original maturity of three months or less increased by €0.2 billion. Total liquidity, which also includes long-term investments and securities, increased from €12.6 billion in 2005 to €13.1 billion in 2006.

        At December 31, 2006, our financial liabilities were €78.5 billion of which €34.6 billion are due within one year. This compares to financial liabilities of €80.9 billion at the end of 2005, of which €36.5 billion were due within one year. The 2006 decrease in financial liabilities resulted primarily from currency translation effects, primarily as a result of the depreciation of the U.S. dollar against the Euro. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

        We have investments in various leveraged lease transactions. Please refer to Note 17 to our Consolidated Financial Statements for further information. The U.S. Internal Revenue Service (IRS) has challenged the tax treatment of certain leveraged leases known as Lease In, Lease Out (LILOs) and Sale In, Lease Out (SILOs) transactions by various companies, including DaimlerChrysler, and we are currently in discussions with the IRS. Although we believe that our tax treatment is appropriate and in compliance with applicable tax law and regulations, the resolution of this matter could have a significant negative impact on our cash flows.

        As described in "Item 4. Information on the Company" under the heading "Van, Bus, Other", we entered into transactions involving our EADS shares in 2004, 2006 and 2007. For the cash proceeds received on the 2006 and 2007 transactions, please refer to Note 3 to our Consolidated Financial Satements.

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

  Financial Liabilities

        We use a variety of short and long-term financial instruments, principally notes/bonds, commercial paper and borrowings from financial institutions. The following table presents the carrying values of the primary instruments as of December 31, 2006 and 2005:

	December 31,
	2006	2005
	(€ in billions)
Notes and bonds	45.6	47.4
Commercial paper	7.8	9.1
Borrowings from financial institutions	16.8	17.5

        As of December 31, 2006, the breakdown by currency of the financial liabilities presented in the table above was as follows: 56% in U.S. dollars, 17% in Euros, 8% in Canadian dollars, and 4% in British pounds and 4% in Japanese yen. In most cases, our subsidiaries borrow money in their functional currency. In 2006, the aggregate borrowing rate of these financial liabilities was 5.45%, and approximately 65% of these financial liabilities were at fixed rates.

        Total financial liabilities recognized in our consolidated financial statements, which also include deposits from our direct banking business as well as liabilities from residual value guarantees and capital lease transactions, amounted to €78.5 billion (2005: €80.9 billion). Our total financial liabilities represented 41% of total stockholders' equity and liabilities in 2006 and 40% in 2005. Please refer to Note 25 to our Consolidated Financial Statements for information on the amounts, maturities, and interest rates of our financial liabilities.

        On a stand alone basis, our financial services entities (excluding mobility management and other non-core activities of DaimlerChrysler Financial Services AG) had financial liabilities of €73.5 billion in 2006 and €76.8 billion in 2005. The liabilities incurred by our financial services entities closely correspond to the assets they finance, for example vehicles which are loan-financed or on lease. These assets totaled €86.4 billion in 2006 and €91.7 billion in 2005. Sales of receivables are a significant source of funding for us, principally in the United States. For further information about the transactions underlying the sales of receivables and the effects on our Consolidated Financial Statements refer to the discussion under the heading "Off-Balance Sheet Arrangements" and to Note 33 to our Consolidated Financial Statements.

        In the United States, DaimlerChrysler North America Holding Corporation has a U.S.-$25.0 billion debt securities shelf registration on file with the U.S. Securities and Exchange Commission, of which U.S.-$17.3 billion remained unused as of February 12, 2007.

        In Canada, DaimlerChrysler Canada Finance Inc. has a CAD5.0 billion medium term note shelf registration on file with the Canadian securities authorities, of which CAD4.4 billion remained unused as of February 12, 2007.

        In the Euro-Market we have a €30 billion Euro-Medium Term Note Program, permitting DaimlerChrysler AG and several of its subsidiaries to issue notes and bonds. Of this program, €6.4 billion remained unused as of February 12, 2007.

        In 2006, the weighted average interest rate payable under our notes and bonds was 5.71%.

  Credit Lines

        At December 31, 2006 and 2005, we had short- and long-term credit lines available of €34.7 billion and €35.4 billion, respectively, of which €18.2 billion and €17.9 billion were unused as of such dates. In 2006, the weighted average interest rate payable under our lines of credit was 4.88%. Our credit lines include three revolving credit facilities in the total amount of U.S.-$18 billion with a syndicate of international banks. These facilities are:

  •
  a multi currency revolving credit facility which allows us (DaimlerChrysler AG) to borrow up to U.S.-$5 billion until December 2009, and U.S.-$4.9 billion for the period from December 2009 until December 2011, respectively,

  •
  a U.S. dollar revolving credit facility which allows our wholly owned subsidiary DaimlerChrysler North America Holding Corporation to borrow up to U.S.-$6 billion until May 2007, and

  •
  a multi currency revolving credit facility for working capital purposes which allows us (DaimlerChrysler AG) and several of our subsidiaries to borrow up to U.S.-$7 billion until May 2008.

        A portion of these U.S.-$18 billion facilities serves as a back-up for commercial paper drawings.

        Included in the borrowings from financial institutions were loans of approximately €0.8 billion from the European Investment Bank (EIB), which contain a rating trigger. If any two or more of the three rating agencies Standard & Poor's Rating Services, Fitch Ratings and Moody's Investor Service assign a BBB/Baa2 rating to our senior unsecured long-term debt, or any one of these three rating agencies assigns a rating lower than BBB/Baa2 to our senior unsecured long-term debt, then EIB has the right to demand collateralization after consulting with us. For information about our current short-term and long-term debt ratings, see the discussion below under the heading "Credit Ratings."

        To support our asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating U.S.-$6.3 billion which expire in August 2007, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which our North American financial services companies may sell receivables under this program. As of December 31, 2006, none of the liquidity facilities have been utilized.

  Commercial Paper Programs

        We also rely on several commercial paper programs. In addition to commercial paper programs denominated in U.S. dollars, Canadian dollars, Mexican pesos and Australian dollars, we have a multi currency commercial paper program in the Euro-Market and an asset backed commercial paper program in the United States.

        The multi currency commercial paper program and the asset backed commercial paper program are for maximum amounts of €10 billion and U.S.-$6.3 billion, respectively, and, as of February 12, 2007, the unused portions under these programs were €1.7 billion and U.S.-$4.4 billion, respectively.

        In 2006, the weighted average interest rate payable under our commercial paper programs was 5.11%.

  Credit Ratings

        Standard & Poor's Rating Services (S&P), Moody's Investors Service, Inc. (Moody's), Fitch Ratings Ltd. (Fitch) and Dominion Bond Rating Service (Dominion) rate our commercial paper (short-term) and our senior unsecured long-term debt (long-term). Our current ratings are as follows:

	S&P	Moody's	Fitch	Dominion
Short-term debt	A-2	P-2	F2	R-1 (low)
Long-term debt	BBB	Baa1	BBB+	BBB (high)

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

        S&P Ratings.    During 2006, S&P kept its long-term rating of BBB and its short-term rating of A-2 unchanged. On August 4, 2006, S&P changed the outlook on the long-term rating from stable to positive. According to S&P, the outlook revision acknowledged the structural improvements at the Mercedes Car Group, which had successfully been tackling its quality problems, and the improvements at the so-far unprofitable smart brand. S&P considers that the Mercedes Car Group is on track to reach its announced operating profit target of 7% return on sales in 2007. But S&P also mentioned that the progress in this division was somewhat offset by the rapidly declining results at the Chrysler Group. On September 15, 2006, S&P revised its outlook back to stable. This outlook revision followed a reduced operating profit guidance for the Chrysler Group for the third quarter and full-year 2006, as well as a lowered operating profit guidance for the DaimlerChrysler Group for the year 2006. S&P stated that the outlook change reflected the unexpectedly severe decline in profitability at the Chrysler Group.

        Moody's Ratings.    On September 15, 2006, Moody's downgraded the long-term ratings of DaimlerChrysler AG and its subsidiaries from A3 to Baa1 and placed all long-term ratings under review for possible downgrade. The P-2 short-term ratings were affirmed. The downgrade followed DaimlerChrysler's announcement of the reduced forecast for the Chrysler Group's operating profit for the year 2006 and reflected (i) Moody's view that one of the key conditions set for an A3 rating — maintaining the turnaround at the Chrysler Group leading to an operating margin for this division of above 3% — will not be achieved in the near term; (ii) the negative impact on DaimlerChrysler's overall profitability and cash generation with the expectation of a negative industrial free cash flow (as defined by Moody's) in 2006. The decision to place the ratings under review for possible downgrade was based on the expectation of further financial pressure resulting from (i) the ongoing weak market environment for the Chrysler Group which will probably continue to negatively affect DaimlerChrysler's financial profile; (ii) the effects of shifting consumer trends away from more profitable large SUVs and light trucks with which the Chrysler Group generates most of its revenues to more fuel efficient, less profitable smaller vehicles; (iii) the potential need for further structural measures to improve the Chrysler Group's operations. On February 14, 2007, following presentations of the preliminary earnings figures for the year 2006 and of the Recovery and Transformation Plan for the Chrysler Group, Moody's concluded its ratings review and confirmed its Baa1 rating. The outlook on the rating remained negative.

        Fitch Ratings.    During 2006, Fitch kept its long-term rating of BBB+ and its short-term rating of F2 unchanged. The outlook on the long-term rating remained stable.

        Dominion Ratings.    During 2006, Dominion also kept its long-term rating of A(low) and its short-term rating of R-1(low) unchanged. The outlook on the long-term rating remained negative. Citing the Chrysler Group's difficult competitive situation, Dominion Bond changed its long-term rating from A (low) to BBB (high) on February 14, 2007. It confirmed its short-term rating of R-1 (low).

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

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2006:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
	(€ in millions)
Long-Term Debt	54,726	13,045	24,391	9,977	7,313
Capital Lease Obligations	740	90	132	114	404
Operating Leases	3,683	688	1,163	670	1,162
Purchase and Investment Obligations	18,528	18,114	345	66	3
Other Long-Term Obligations	3,070	1,064	1,622	238	146

Total Contractual Obligations	80,747	33,001	27,653	11,065	9,028

        Contractual obligations are obligations to make payments or transfer assets under existing contracts. "Long-Term Debt" represents future principal payments that we need to make to settle our financial liabilities with original maturities of more than one year. "Capital Lease Obligations" encompass the total minimum future lease payments for capital leases. "Operating Leases" represent the total minimum future lease payments for operating leases. "Purchase and Investment Obligations" are obligations arising from future purchases for, among other things, production materials or for future investments in property, plant and equipment. This line also includes our trade liabilities. The line "Other Long-Term Obligations" contains all our other contractual cash obligations that are not included in one of the other categories and do not include accrued liabilities. The contractual cash obligations do not reflect our pension benefit and other post-retirement benefit obligations. For the estimated future pension benefit payments and the estimated future other post-retirement benefit payments, please refer to Note 24a to our Consolidated Financial Statements.

Benefit Plan Obligations and Cost

        The obligations and expenses recognized in our Consolidated Financial Statements for our employee benefit plans are not necessarily indicative of our future obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and cost. Under U.S. GAAP we subsequently recognize the accumulated differences in our consolidated statements of income through amortization over future periods when certain conditions are met. Please refer to the discussion above under the heading "Critical Accounting Policies—Pension and Other Post-retirement Benefits" and to Note 24a to our Consolidated Financial Statements for further information regarding pension benefit and other post-retirement benefit obligations, the significant assumptions used, the sensitivity of those assumptions to our Consolidated Financial Statements prepared according to U.S. GAAP and information regarding future estimated contributions and payments.

  Pension benefit obligations

  Current funding and asset allocation

        Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our projected pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, alternative investments, real estate and other investments.

        The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2006, our pension plans had an underfunded status of €2.3 billion compared to an underfunded status of €7.2 billion at December 31, 2005. The decrease of the underfunded status of our pension benefit plans in 2006 is mainly attributable to the achieved actual asset returns, the increase of the discount rates assumed for all significant plans in 2006 and total contributions to the plans of €1.2 billion in 2006.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. For 2007, we intend to contribute €0.9 billion in cash to our pension plans. Additional pension funding adversely affecting our liquidity could be required if actual returns on plan assets are substantially below expected returns over an extended period of time.

  Other post-retirement benefit obligations

  Current funding and asset allocation

        Plan assets invested to provide current and future plan benefits partially offset accumulated other post-retirement benefit obligations. Plan assets mainly consist of investments in equity securities and fixed income securities, real estate and alternative investments.

        The funded status of our other post-retirement benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2006, our other post-retirement benefit obligations had an underfunded status of €14.1 billion compared to an underfunded status of €15.8 billion at December 31, 2005. The decrease of the underfunded status of our other post-retirement benefit obligations is mainly caused by currency translation effects.

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
  guarantees;

  •
  the sale of finance receivables; and

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

  Guarantees to Support Suppliers and Service Providers

        We sometimes guarantee specific obligations of suppliers and other parties that provide products or services or that lease property, plant and equipment to us. Some suppliers and service providers have financed certain property, plant and equipment that they use to provide vehicle components and services to us through loans or leases. We have guaranteed to third parties some of the obligations under those leases and loans in the event the supplier defaults. We have determined that our maximum obligation as a result of these guarantees was approximately €0.2 and €0.3 billion as of December 31, 2006 and 2005, respectively. Purchases from and corresponding cash payments made to these suppliers and service providers in 2006 and 2005 were not material on a Group or segment basis.

  Guarantees for Obligations of Associated Companies

        We have guaranteed the indebtedness of certain non-consolidated affiliated companies, joint ventures and other entities, and/or guaranteed the quality and timing of their performance.

        With the exception of the guarantees provided with respect to our investment in Toll Collect, our maximum total obligations under these guarantees at December 31, 2006 and 2005, as well as the payments under these guarantees in 2006 and 2005, were not material.

  Toll Collect

        As described in "Item 4. Information on the Company," we are a participant in the Toll Collect consortium. In this regard, we are contingently liable under the following guarantees, which are subject to specific triggering events:

  •
  Guarantee of bank loans. DaimlerChrysler AG has guaranteed bank loans to Toll Collect up to a maximum amount of €230 million, which represents 50% of the total amount of guaranteed bank loans available to Toll Collect GmbH.

  •
  Guarantee of obligations. The consortium members have jointly and severally guaranteed to the Federal Republic of Germany the obligations of Toll Collect GmbH under the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expired on December 31, 2006.

  •
  Equity Maintenance Undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets. This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance or if the Federal Republic of Germany is successful in claiming lost revenues for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

        While our maximum potential future obligation resulting from the guarantee of the bank loan can be determined (€230 million), we cannot accurately estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking although it could be material. For additional information regarding our involvement with Toll Collect and the contingent liabilities resulting from the involvement, please refer to Notes 3, 30 and 31 to our Consolidated Financial Statements.

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

        Our maximum potential future obligation pertaining to those guarantees was €1.7 billion at each of December 31, 2006 and December 31, 2005, of which €0.4 billion were already accrued in our consolidated balance sheets as of those dates. The extent to which we use such guarantees to promote our sales efforts depends to a large degree on the prevailing market environment.

  Guarantees Provided in Connection With Divestitures

        We have disposed of several investments in non-core assets and businesses over the last several years, some of which are explained in more detail in Notes 3 and 4 to our Consolidated Financial Statements. In connection with these divestitures, we provided certain guarantees and retained certain obligations of the divested companies that the buyer did not assume.

        The maximum obligation under these guarantees as of December 31, 2006 and 2005 was approximately €0.3 billion and €0.5 billion, respectively. Accrued liabilities recognized on our consolidated balance sheet related to those guarantees amounted to €0.1 billion and €0.3 billion as of those two dates.

  Other Guarantees

        We have granted a number of other guarantees. We do not expect these guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition and results of operations. For additional information on how we account for guarantees, please refer to Notes 1 and 31 to our Consolidated Financial Statements.

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

        The outstanding balance of receivables we sold to QSPEs and the corresponding retained beneficial interests balance as of December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005
	(€ in billions)
Receivables sold	19.7	19.6
Retained beneficial interests in sold receivables	2.4	1.8

        We also sell automotive receivables to multi seller and multi collateralized bank conduits, which are considered variable interest entities as defined in FIN 46R, in the ordinary course of business. A bank conduit generally receives substantially all of its funding from issuing asset backed securities that are cross collateralized by the assets held by the entity. We generally remain as servicer and also retain residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. The outstanding balance of receivables sold to conduits and the corresponding retained interests balance as of December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005
	(€ in billions)
Receivables sold	3.6	3.8
Retained beneficial interests in sold receivables	0.3	0.4

        In addition to the receivables sold as described above, we sell automotive finance receivables for which we do not retain any residual beneficial interest or credit risk ("whole loan sales"). The outstanding balance of these sold receivables amounted to €2.6 billion (2005: €1.9 billion).

        During the year ended December 31, 2006, we sold retail receivables with a total nominal value of €15.9 billion (2005: €11.6 billion) for which we received proceeds of €15.0 billion (2005: €11.0 billion). Under our revolving wholesale credit facilities, we reinvested (sold) wholesale receivables of €32.4 billion (2005: €33.9 billion) in wholesale securitizations for which we received proceeds of €32.4 billion (2005: €33.9 billion). For the services rendered with respect to the sale of receivables, we received servicing fees of €0.2 billion in 2006 and 2005, respectively. In addition, we recognized gains of €0.3 billion and €0.2 billion from these sales transactions in 2006 and 2005, respectively.

        Please refer to "Critical Accounting Policies — Collectibility of Financial Services Receivables — Retained Interests in Sold Receivables" and to Note 33 to our Consolidated Financial Statements for further information on these transactions.

        In addition to the sale of receivables, in 2006 we completed a securitization of future lease payments on operating leases and related vehicles. At December 31, 2006, the carrying amount of the leased vehicles underlying the operating leases was €0.9 billion. The right to use and possess the leased vehicles was transferred to a bank conduit in connection with the transaction. The bank conduit is considered a variable interest entity (VIE) under FIN 46R, but we have concluded that we are not the primary beneficiary of this VIE and therefore are not required to consolidate it under FIN 46R. Although the interests in operating leases and the related vehicles have legally been transferred to the VIE, they continue to be recognized as assets on our consolidated balance sheet at 2006. Interests in the transferred operating leases and leased vehicles are available only for repayment of the debt assumed in conjunction with this securitization and are not available to pay our other obligations or the claims of our other creditors. At December 31, 2006, the debt associated with the on-balance sheet lease securitization was €0.7 billion, recognized under "other financial liabilities" within our consolidated balance sheet.

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

Transition to International Financial Reporting Standards (IFRS)

EU regulation on the application of International Financial Reporting Standards (IFRS)

        In July 2002, the European Parliament and the European Council passed regulation1606/2002 on the application of IFRS. Under the regulation, all publicly traded companies domiciled in an EU member state must prepare their consolidated financial statements in accordance with IFRS for financial years beginning on or after January 1, 2005. EU member states are allowed, however, to defer the mandatory application of IFRS until 2007 for companies that are only listed with debt securities or that already apply internationally accepted accounting standards for purposes of stock exchange listings outside the European Union. The latter applies in particular to companies such as DaimlerChrysler that are listed on the New York Stock Exchange and prepare their consolidated financial statements in accordance with U.S. GAAP. In Germany, this deferment option was implemented in December 2004 within the context of the Financial Statements Law Reform Act (BilReG).

Transition to IFRS at DaimlerChrysler

        In 2007, we will begin to present our financial information based on International Financial Reporting Standards (IFRS). In connection with this transition, we will also prepare consolidated financial statements for the financial year 2006 (including 2005 as a comparative period) in accordance with IFRS. We will release this IFRS financial information in 2007 as supplemental information. The half-year financial statements and the year-end financial statements will each be supplemented by a reconciliation to U.S. GAAP concerning the Group's equity capital and net profit/loss for the period.

IFRS as new basis for performance measures

        The performance measures used by the Group will basically remain unchanged under IFRS. However, definitions of individual performance measures will differ as a result of differences between the recognition and measurement rules of IFRS and U.S. GAAP, as described below, and the methodological adjustments made. This applies, for example, to operating profit, which under IFRS will be replaced by EBIT (earnings before interest and taxes).

Effects of the differences between IFRS and US GAAP

        In September 2002, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (FASB) included a "Short-term Convergence" project in their project plan with the goal of quickly eliminating a number of existing divergences. In the long term, IASB and FASB continue to pursue the goal of reducing or eliminating any remaining differences through joint projects and by coordinating future work programs. In addition, it was agreed that the respective interpretation committees would collaborate on convergence in terms of interpretation and application. We support the ongoing convergence between IFRS and U.S. GAAP. Although progress has already been made on the way to achieving a substantial reduction in the differences between the two systems, significant differences still exist. The number of differences between U.S. GAAP and IFRS with a significant impact on our consolidated financial statements is low, and primarily affects the following areas:

        Research and development cost.    Under U.S. GAAP, with the exception of certain software development costs, all development costs are expensed as incurred in accordance with SFAS 2, "Accounting for research and development costs." Under IFRS, development costs are capitalized as intangible assets if the criteria set forth in IAS 38, "Intangible assets," are met. These capitalized costs are subsequently amortized on a straight-line basis over the expected useful lives of the products for which they were incurred, i.e. they become a part of the production costs of the vehicles in which the component for which such costs were incurred is used. Once these vehicles are sold, the amortization of development costs is included in "cost of sales" and not in "research and non-capitalized development costs."

        Qualifying special-purpose entities (QSPE).    DaimlerChrysler has entered into agreements to sell certain eligible receivables from financial services and trade receivables to Special Purpose Entities (SPEs) on a continuing basis. Under IFRS, these SPEs are consolidated and thus included in the Group's consolidated financial statements, while under U.S. GAAP these SPEs are considered Qualifying Special Purpose Entities in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and are therefore not consolidated. As a result, under U.S. GAAP, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale of the receivables.

        Defined benefit pension plans and other postretirement benefit plans.    In accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards," DaimlerChrysler elected not to apply the provisions of IAS 19, "Employee Benefits," on actuarial gains and losses retroactively to the period since its defined benefit plans were created. Accordingly, the net liabilities or net assets from defined benefit plans as of January 1, 2005 are based on the actuarially calculated projected benefit obligation, taking future salary increases into consideration (defined benefit obligation — DBO), less the market value of the plan assets and unrecognized prior service cost. Due to the significance of actuarial losses not yet recognized, which are offset from retained earnings in the opening balance sheet, this effect resulting from the introduction of IFRS is likely to have the greatest impact on retained earnings within shareholders' equity. Until the end of financial year 2006, U.S. GAAP required in certain circumstances the recognition of an additional pension liability and the related intangible asset and accumulated other comprehensive income/loss, respectively. IAS 19 does not account for a minimum pension liability. With the adoption of SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," the recognition of a minimum pension liability is eliminated. Also under SFAS 158, which was adopted as of December 31, 2006, the funded status of defined-benefit pension plans is recognized as an asset (overfunded plans) or liability (underfunded plans) in the sponsor's balance sheet with respective adjustments in accumulative other comprehensive income/loss. The adoption of SFAS 158 leads to a reduction in the reconciling amount between U.S. GAAP and IFRS in Group equity. Under IAS 19, unlike with SFAS 158, current actuarial gains/losses and prior service cost continue to remain unrecognized in the sponsor's balance sheet but are disclosed in the Notes to the Financial Statements. Plan amendments are recognized earlier under IFRS (immediately for vested benefits and until vested for not yet vested benefits).

        Adjustment of EADS impairment.    In 2003, we determined that the decline in fair value below the carrying value of our investment in EADS was other than temporary and reduced the carrying value to its market value. The amount of the impairment was determined using the quoted market price. Under IFRS, the net realizable value must be determined as the higher of quoted market price (fair value less cost to sell) and the value in use. Accordingly, we had not impaired the investment under IFRS because the value in use was higher than the carrying amount at the time the impairment loss was recognized under U.S. GAAP, resulting in a reconciling amount in stockholders' equity in the IFRS opening balance sheet.

RESEARCH AND DEVELOPMENT

Strategic Approach and Organization

        To be competitive in our principal markets and to secure technological leadership, it is essential for us to develop innovative products and production systems and to shorten lead times in research and development. Innovation is an important element of our overall corporate strategy, and our corporate research function plays a significant role in meeting this strategic goal together with our vehicle segments. In particular, a key challenge for sustainable mobility will be the further reduction of both conventional fossil fuel-based fuel consumption and exhaust emissions, especially carbon dioxide. We follow a three-step strategy to meet this challenge: first, further improvement of conventional combustion engine technology; second, development of hybrids as a bridging technology; and third, commercial development of fuel cell propulsion. Maintaining and securing our position among the leading companies in the area of alternative propulsion technologies is a cornerstone of our corporate strategy.

        In addition to the corporate function for research and advanced engineering, we have development functions in each of our automotive businesses which are responsible for developing production vehicles.

        Our corporate function for research and advanced engineering

  •
  is closely integrated with the development function of the Mercedes Car Group segment;

  •
  approaches research and development systematically and comprehensively, and formulates a technological strategy for our Group as a whole in close cooperation with our operating units;

  •
  performs research and advanced engineering tasks that cross divisional boundaries or require long lead times;

  •
  works as a centralized forum for the exchange of new ideas and a think tank for the development of new technologies, materials and concepts;

  •
  assists the product development teams of our operating units to apply new technologies in the design, development and testing of new products and production processes; and

  •
  performs internal R&D audits to ensure the strategic alignment, quality, efficiency, and effectiveness of our programs.

        On the corporate level, we conduct our research work in eleven laboratories which are assigned to three primary technical areas:

  •
  Body and Powertrain: Combustion engines and powertrain; alternative energy and drive systems; vehicle concepts; human machine interaction; and materials and manufacturing technology.

  •
  Electronics and Mechatronics: Cabin and powertrain electrics/electronics; assistance systems and chassis; product creation and information technology; software technology; reliability and diagnosis; and infotainment and telematics.

  •
  Cross Technology: Interrelationship between society and technology.

        Most of the facilities of our centralized research and advanced engineering function are located in Germany, but we also maintain several research centers in North America and Asia. These include a research and technology center in Palo Alto, California, a research center for information and communication technology in Bangalore, India, and a R&D collaboration with General Motors and BMW in Troy, Michigan, regarding hybrid powertrain systems. In addition, we participate in the international exchange of new ideas and concepts through co-operations and joint ventures with world renowned research institutes and exchange programs for scientists and employees.

Employees and Funding

        As of December 31, 2006, our corporate research function had approximately 2,000 employees, compared to 2,600 employees in 2005 and 2,900 employees in 2004. Together with the development departments of our automotive businesses, we employ a total of 25,200 scientists, engineers and technicians worldwide in our research, development and testing activities compared to 28,300 in 2005 and 29,000 in 2004.

        In 2006, we spent a total of €5.3 billion on research and development, including research activities at the corporate level (2005: €5.6 billion; 2004: €5.7 billion). Research and development costs represented 3.5% of our total revenues in 2006.

Item 6. Directors, Senior Management and Employees.

        In accordance with the German Stock Corporation Act (Aktiengesetz), we have a two-tier board structure with a supervisory board (Aufsichtsrat) and a board of management (Vorstand). The two boards are separate and no individual may simultaneously serve as a member of both boards.

        The supervisory board supervises and advises our board of management and appoints and removes its members. Although it may not make management decisions, our supervisory board has determined categories of transactions which require its approval. The board of management, which acts under the principle of collective responsibility, manages our day-to-day business. It is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf.

SUPERVISORY BOARD

        As required by the German Stock Corporation Act (Aktiengesetz), the German Co-determination Act (Mitbestimmungsgesetz) and our articles of incorporation, our supervisory board consists of twenty members. Ten members are elected by our shareholders at the annual general meeting of shareholders and ten members are elected by our employees. Any member of our supervisory board elected by our shareholders may be removed by a majority of the votes cast at a general meeting of shareholders. Any member of our supervisory board elected by our employees may be removed by three quarters of the votes cast by the electoral delegates representing the employees.

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

        The following table shows the name, age (as of February 27, 2007), principal occupation, and other information regarding each current member of our supervisory board. Employee representatives are identified by an asterisk.

Hilmar Kopper, Chairman	Age: First elected:	71 1998
	Term expires:	2007
	Principal Occupation:	Chairman of the Supervisory Board of DaimlerChrysler AG
	Supervisory Board Memberships/ Directorships:	Xerox Corporation
Erich Klemm*, Deputy Chairman	Age: First elected:	52 1998
	Term expires:	2008
	Principal Occupation:	Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group
Dr. Manfred Bischoff	Age:	64
	First elected:	2006
	Term expires:	2011
	Principal Occupation:	Chairman of the Board, EADS N.V.
	Supervisory Board Memberships/Directorships:	DaimlerChrysler Luft- und Raumfahrt-Holding AG; Fraport AG; Royal KPN N.V.; Nortel Networks Corporation and Nortel Networks Ltd.; SMS GmbH; Unicredit S.p.a.; Voith AG

Prof. Dr. Heinrich Flegel*	Age:	58
	First elected:	2003
	Term expires:	2008
	Principal Occupation:	Director Research Materials and Manufacturing, DaimlerChrysler AG; Chairman of the Management Representative Committee, DaimlerChrysler Group
Ron Gettelfinger*	Age:	62
	First elected:	2006
	Term expires:	2008
	Principal Occupation:	President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)
Earl G. Graves	Age:	72
	First elected:	2001
	Term expires:	2009
	Principal Occupation:	Publisher, Black Enterprise Magazine; Managing Director, Black Enterprise/Greenwich Street Corporate Growth Partners
	Supervisory Board Memberships/ Directorships:	Aetna Life and Casualty Company; AMR Corporation (American Airlines); Earl G. Graves, Ltd.
Dr. Thomas Klebe*	Age:	58
	First elected:	2003
	Term expires:	2008
	Principal Occupation:	Director Department for General Shop Floor Policy and Codetermination, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	DaimlerChrysler Luft- und Raumfahrt Holding AG

Arnaud Lagardère;	Age:	45
	First elected:	2005
	Term expires:	2010
	Principal Occupation:	General Partner and CEO of Lagardère SCA
	Supervisory Board Memberships/ Directorships:
		Hachette SA; EADS N.V.; EADS Participations B.V.; Hachette Livre (SA); Hachette Distribution Services (SA); Virgin Stores (SA); Hachette Filipacchi Medias (SA); Lagardère Active (SAS); Lagardère Active Broadband (SAS); Lagardère Active Broadcast (SA); Lagardère Active Publicité, Lagardère Active Radio International (SA); SEDI TV — TEVA (SNC); Lagardère (SAS); Lagardère Capital & Management (SAS); Arjil Commanditée — Arco (SA); Lagardère Ressources (SAS); France Telecom (SA); LVMH Moet Hennessy Louis Vuitton (SA); Le Monde (SA); Lagardère Sports (SAS); Lagardère Management, Inc.; Lagardère Active North America, Inc.
Jürgen Langer*	Age:	52
	First elected:	2003
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, DaimlerChrysler AG
Helmut Lense*	Age:	55
	First elected:	1998
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council, Stuttgart-Untertürkheim Plant, DaimlerChrysler AG
Peter A. Magowan	Age:	64
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	President of San Francisco Giants
	Supervisory Board Memberships/ Directorships:	Caterpillar Inc.

William A. Owens	Age:	66
	First elected:	2003
	Term expires:	2009
	Principal Occupation:	Retired President and Chief Executive Officer of Nortel Networks Corporation; CEO and Chairman of AEA Holdings Asia
	Supervisory Board Memberships/ Directorships:	Polycom Inc., AEA Investors LLC; Wipro Ltd.; Embarq Corp.; Intelius Inc.; Force 10 Networks Inc.; Unifrax Corp.
Gerd Rheude*	Age:	61
	First elected:	1999
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council, Wörth Plant, DaimlerChrysler AG
Udo Richter*	Age:	60
	First elected:	2001
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, DaimlerChrysler AG
Wolf Jürgen Röder*	Age:	59
	First elected:	2000
	Term expires:	2008
	Principal Occupation:	Member of the Executive Board, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Robert Bosch GmbH
Dr. rer. pol. Manfred Schneider	Age:	68
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Supervisory Board Memberships/ Directorships:	Metro AG; RWE AG; Linde AG; TUI AG
Stefan Schwaab*	Age:	54
	First elected:	2000
	Term expires:	2008
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, DaimlerChrysler AG; Vice Chairman of the Corporate Works Council, DaimlerChrysler AG and DaimlerChrysler Group

Bernhard Walter	Age:	64
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Former Spokesman of the Board of Management of Dresdner Bank AG
	Supervisory Board Memberships/ Directorships:	Bilfinger Berger AG; Deutsche Telekom AG; Henkel KGaA; Staatliche Porzellan-Manufaktur Meissen GmbH; Wintershall AG; Wintershall Holding AG
Lynton R. Wilson	Age:	66
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chairman Emeritus, Nortel Networks Corporation
	Supervisory Board Memberships/ Directorships:	CAE Inc.
Dr.-Ing. Mark Wössner	Age:	68
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
	Supervisory Board Memberships/ Directorships:	Citigroup Global Markets Deutschland AG & Co KGaA; Douglas Holding AG; eCircle AG; Loewe AG; Reuters AG; Heidelberger Druckmaschinen AG

85

        The supervisory board held seven meetings in 2006. It has established and maintains the following committees responsible for audit and compensation matters:

  •
  The Presidential Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our board of management. In particular, the Presidential Committee determines salaries and incentive compensation awards for members of the board of management and establishes corporate goals for our performance based compensation plans. The current members of the Presidential Committee are Hilmar Kopper, Erich Klemm, Dr. Thomas Klebe, and Dr. Manfred Bischoff who succeeded Dr. Manfred Schneider as member of the Presidential Committee effective April 27, 2006. The Presidential Committee held five meetings in 2006.

  •
  The Audit Committee (Prüfungsausschuss) according to German law nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of any audits or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls and auditing matters and for the confidential and anonymous submission of communications from company employees concerning questionable accounting and auditing matters. The current members of the audit committee are Bernhard Walter, Erich Klemm, Hilmar Kopper and Stefan Schwaab. The audit committee held eight meetings in 2006.

        The business address of the members of our supervisory board is the same as our business address, which is Mercedesstrasse 137, 70327 Stuttgart, Germany.

BOARD OF MANAGEMENT

        Our articles of incorporation require our board of management to have at least two members. Our supervisory board determines the size of the board of management and appoints its members and deputy members, all of whom have the same rights and duties. Our board of management currently has nine members.

        Although the German Stock Corporation Act permits five year terms for members of the board of management, our supervisory board decided to limit, as a general rule, appointments and reappointments of members of the board of management to a period of three years. Once a member of our board of management has reached age 60, the supervisory board may reappoint that member only in one-year increments, except in special circumstances. The supervisory board may remove a member of the board of management prior to the expiration of his term if he commits a serious breach of duty, if the member is incapable of carrying out his duties or if there is a vote of no confidence by a majority of the votes cast at an annual general meeting of shareholders.

        A member of the board of management is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties. Significant transactions between a member of the board of management and us or one of our subsidiaries require the approval of the supervisory board.

        The table below shows the name, age (as of February 27, 2007), and other information regarding each current member of our board of management:

Dr.-Ing. Dieter Zetsche	Age: First appointed: Term expires: Responsible for: Prior Position:	53 1998 2010 Chairman of the Board of Management and Head of Mercedes Car Group Member of the Board of Management — Chrysler Group
Günther Fleig	Age: First appointed: Term expires: Responsible for: Prior Position:	58 1999 2009 Human Resources & Labor Relations Director President, DaimlerChrysler France S.A.S.
Dr. phil. Rüdiger Grube	Age: First appointed: Term expires: Responsible for: Prior Position:	55 2001 2010 Corporate Development Deputy Member of the Board of Management — Corporate Development
Thomas W. LaSorda	Age: First appointed: Term expires: Responsible for: Prior Positions:	52 2004 2012 Chrysler Group Member of the Board of Management — Chief Operating Officer Chrysler Group; Senior Vice President, Production, Chrysler Group
Andreas Renschler	Age: First appointed: Term expires: Responsible for: Prior Position:	48 2004 2010 Truck Group Executive Vice President, Mercedes Car Group, Business Unit smart
Eric R. Ridenour	Age: First appointed: Term expires: Responsible for: Prior Positions:
48
2005
2008
Chief Operating Officer, Chrysler Group
Executive Vice President, Product Development & Quality, Chrysler Group; Vice President, Premium Vehicle Product Team & Core Team Leader, Chrysler Group
Thomas W. Sidlik	Age: First appointed: Term expires: Responsible for: Prior Position:	57 1998 2008 Global Procurement & Supply Member of the Board of Management — Procurement & Supply Chrysler Group

Bodo Uebber	Age: First appointed: Term expires: Responsible for: Prior Position:	47 2003 2011 Finance & Controlling/Financial Services Deputy Member of the Board of Management — Services
Dr.-Ing. Thomas Weber	Age: First appointed: Term expires: Responsible for: Prior Positions:
52
2003
2010
Group Research & MCG Development
Deputy Member of the Board of Management — Research & Technology; Vice President, Speaker of the Model Series A — Class and Rastatt Plant Manager, DaimlerChrysler AG

COMPENSATION

Supervisory Board

        The compensation we pay to our supervisory board members is established in our articles of incorporation. Each member of our supervisory board receives €75,000 annually for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives three times that amount. We pay twice this amount to the deputy chairman of the supervisory board and the chairman of the audit committee, 1.5 times this amount to the chairmen of other supervisory board committees, and 1.3 times this amount to all other members of our supervisory board committees. If a member of the supervisory board occupies more than one of these positions, we only pay the compensation payable for the highest paying function held by that member. All members of the supervisory board receive a flat fee of €1,100 for each meeting of the supervisory board and each committee meeting they attend. Supervisory board members receive no benefits upon termination of their service.

        The following table sets forth the compensation we paid members of our supervisory board for services to us in all capacities (other than compensation paid to employee representatives on the supervisory board in their capacity as DaimlerChrysler employees) for the year ended December 31, 2006, as disclosed in accordance with the German Corporate Governance Code.

Name	Function(s)	Compensation (in €)
Hilmar Kopper	Chairman of the Supervisory Board and the Presidential Committee and Member of the Audit Committee	243,700
Erich Klemm[1]	Deputy Chairman of the Supervisory Board, and the Presidential Committee and the Audit Committee	172,000
Manfred Bischoff[6]	Member of the Supervisory Board (since April 12, 2006) and the Presidential Committee (since April 27, 2006)	77,296
Heinrich Flegel[1]	Member of the Supervisory Board	82,700
Ron Gettelfinger[2]	Member of the Supervisory Board	26,990
Nate Gooden[2]	Member of the Supervisory Board	41,301
Earl G. Graves	Member of the Supervisory Board	81,600
Thomas Klebe[1,3]	Member of the Supervisory Board and the Presidential Committee	110,700
Arnaud Lagardère[6]	Member of the Supervisory Board	80,500
Jürgen Langer[1]	Member of the Supervisory Board	82,700

Robert J. Lanigan[4]	Member of the Supervisory Board	24,259
Helmut Lense[1]	Member of the Supervisory Board	82,700
Peter A. Magowan	Member of the Supervisory Board	82,700
William A. Owens	Member of the Supervisory Board	82,700
Gerd Rheude[1]	Member of the Supervisory Board	82,700
Udo Richter[1]	Member of the Supervisory Board	82,700
Wolf Jürgen Röder[1]	Member of the Supervisory Board	81,600
Manfred Schneider	Member of the Supervisory Board and the Presidential Committee (until April 27, 2006)	91,012
Stefan Schwaab[1]	Member of the Supervisory Board and the Audit Committee	114,000
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	165,400
Lynton R. Wilson[5]	Member of the Supervisory Board	82,700
Mark Wössner	Member of the Supervisory Board	82,700

1
The members representing the employees have stated that their board compensation will be transferred to the Hans-Böckler Foundation in accordance with the guidelines of the German Trade Union Federation. The Hans-Böckler Foundation is a German not-for-profit organization of the German Trade Union Federation.

2
Mr. Gooden, Vice President of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW), resigned from his position effective July 20, 2006. Mr. Gettelfinger, President of the UAW, was appointed by court decision effective August 28, 2006. Mr. Gooden and Mr. Gettelfinger have directed that their board compensation be paid to the Hans-Böckler Foundation.

3
Mr. Klebe received compensation and meeting fees of €9,122 for his board services at DaimlerChrysler Luft- und Raumfahrt Holding AG and DaimlerChrysler Aerospace AG. Footnote 1 applies respectively.

4
Mr. Lanigan's term expired at the annual general meeting held on April 12, 2006.

5
Mr. Wilson also received €7,024 for his Board services at Mercedes-Benz Canada Inc., DaimlerChrysler Canada Inc. and DaimlerChrysler Financial Services Canada Inc.

6
Mr. Bischoff and Mr. Lagadère also received compensation and meeting fees in their capacity as chairmen of the board of directors of EADS N.V. amounting to €344,250 each.

Board of Management

        We have entered into service agreements with members of our board of management. Pursuant to these agreements, the 2006 compensation consisted of the following three principal elements:

  •
  Base Salary — Base salaries are established based on the responsibilities of the respective member of the board of management. Base salaries as well as total compensation are reviewed annually based on a comparative analysis of compensation paid by a select peer group of international companies.

  •
  Annual Bonus — The annual bonus is a variable cash compensation component, 50% of which is determined by the degree to which DaimlerChrysler's planned operating profit for the most recent financial year is achieved and 50% of which is determined by comparing the actual operating profit for that year with the prior year's operating profit. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on other corporate objectives, such as total shareholder return, and individual performance.

  •
  Performance Phantom Share Plan (PPSP) — Under the PPSP, we award phantom shares to members of our board of management and other executives. Three years after an award grant to a plan participant, the actual number of phantom shares to be credited to that participant is calculated based on the achievement of corporate performance goals. These performance goals are based on DaimlerChrysler's actual return on net assets and return on sales, the latter compared to a peer group of other vehicle manufacturers (BMW, Ford, General Motors, Honda, Toyota, AB Volvo and Volkswagen). Once we have determined the number of phantom shares earned by the participant, he or she must hold the phantom shares for one additional year after which the participant receives a cash payment equal to the product of the number of phantom shares and the average of the DaimlerChrysler share price over a specified period. A dividend equivalent is paid during the four-year holding period. We require members of our board of management to use one quarter of the payout under our PPSP to purchase DaimlerChrysler ordinary shares until the requirements of our share ownership guidelines described below are satisfied.

        The presidential committee of our supervisory board has established stock ownership guidelines for the board of management. These guidelines require a portion of the personal assets of members of our board of management to consist of DaimlerChrysler shares.

        The compensation paid by Group companies to the members of our board of management consisted of compensation paid in cash and benefits in kind. The latter consist mainly of the provision of company cars and expenses for security precautions.

        The following table sets forth the compensation (in thousands of euro) we paid each member of our board of management during 2006, as disclosed in accordance with German law (Vorstandsvergütungs-Offenlegungsgesetz):

	Base Salary	Benefits in kind	Annual Bonus	Mid-term and Long-term[1,2] Compensation	Total
Dr. Dieter Zetsche	1,500	339	2,564	688	5,091
Günther Fleig	525	145	844	405	1,919
Dr. Rüdiger Grube	550	156	837	410	1,953
Thomas W. LaSorda	717	75	861	752	2,405
Andreas Renschler	525	127	921	136	1,709
Eric R. Ridenour	502	45	582	595	1,724
Thomas W. Sidlik	502	68	687	387	1,644
Bodo Uebber	575	154	1,018	131	1,878
Dr. Thomas Weber	525	430	921	334	2,210

Total	5,921	1,539	9,235	3,838	20,533

1
The figures shown comprise the payouts under the 2003 Medium Term Incentive and the dividend equivalent paid with respect to phantom shares allocated under the 2004 Medium Term Incentive as well as the 2005 and 2006 Performance Phantom Share Plans. The so-called Medium Term Incentive is a stock-based compensation component that was replaced by the Performance Phantom Share Plan in 2005.

2
In addition, Mr. LaSorda and Mr. Ridenour exercised a total of 148,000 options granted in 2003 under the 2003 Stock Option Plan. Their figures include the variable compensation paid in this context (Mr. LaSorda €447,000, Mr. Ridenour €401,000). Further information on stock-based compensation can be found in Note 23 to our Consolidated Financial Statements.

        The following table sets forth the performance phantom shares granted in 2006 to the members of our board of management:

Phantom Shares granted
Dr. Dieter Zetsche	59,563
Günther Fleig	25,721
Dr. Rüdiger Grube	24,367
Thomas W. LaSorda	33,031
Andreas Renschler	27,887
Eric R. Ridenour	25,721
Thomas W. Sidlik	25,721
Bodo Uebber	28,428
Dr. Thomas Weber	25,721

Total	276,160

        The reference share price for the initial allocation of phantom shares is the average price of DaimlerChrysler shares between the first day of the calendar year and the day before the first meeting of the Presidential Committee in which the allocation is decided upon. This value was €46.17 per phantom share in 2006. Prior to the scheduled pay out in the year 2010, the number of phantom shares allocated to a member of our board of management may change, depending on internal and external performance targets and continuous service on the board of management. Since payment continues to depend on the share price at the time of payment, this element of compensation will not be shown in the total compensation of the board of management until it is actually paid out in 2010.

        Retirement Provisions.    Until the end of 2005, our German board of management members had pension agreements which included a commitment to an annual retirement pension, calculated contingent on the years of service as a percentage of the member's base salary (70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber as well as 50% for Andreas Renschler and Bodo Uebber). Those pension rights remain, but have been frozen at that level. Retirement pensions start at request, if the term of service ends with or after the age of 60 or are paid as disability pensions, if the term of service ends before age 60 due to disability for service. The agreements provide for a 3.5% annual increase in benefits. Similar to the retirement pension under the German workforce arrangement, a provision for widows and orphans is included.

        Effective January 1, 2006, for service in 2006 and beyond, we substituted the pension agreements with a defined-contribution pension system similar to the one existing for senior management below the board of management level. Under this pension system each board of management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the board of management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension plan is payable at the age of 60 at the earliest.

        U.S. board of management members are entitled to annual retirement benefits under two plans also applicable to senior management of DaimlerChrysler Corporation. Under the first plan, the benefit is based on the individual's prior contributions (a percentage of base salary deductions), years of service and final average salary. In principle, under this plan, 2.25% of the base salary is earned as a pension payment for each year of credited service. With respect to the second plan, benefits are based on a percentage of annual bonuses (currently 4%). The company fulfilled its obligations for benefits earned last year relating to the second, bonus based plan by providing investment contracts that will make payments at retirement equivalent on an after-tax basis to payments the company would have otherwise had to make.

        The following table sets forth the 2006 service costs (in thousands of euro) of the pension plans for our board of management:

Service costs in connection with pension plans[1]
Dr. Dieter Zetsche	666
Günther Fleig	389
Dr. Rüdiger Grube	431
Thomas W. LaSorda[2]	34
Andreas Renschler	250
Eric R. Ridenour[2]	26
Thomas W. Sidlik[2]	30
Bodo Uebber	408
Dr. Thomas Weber	277

Total	2,511

1
For Messrs. LaSorda, Ridenour and Sidlik, this only includes the service costs for the first pension plan.

2
The service costs of the investments for the second pension plan of the U.S. members of the board of management for 2006 amount to €566,000 for Mr. LaSorda, €300,000 for Mr. Ridenour and €605,000 for Mr. Sidlik.

Significant benefits to board of management members upon termination of their services.

        No severance payments are established for board of management members in case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the board of management service contracts include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of compensation, pro rata, and only for the period until the day when the board of management member leaves the company. Entitlement to payment of the performance-related component with a long-term incentive effect is defined by the exercise conditions specified in the respective plans.

        German board of management members with pension agreements concluded with DaimlerChrysler AG before the year 2006 can also receive pension payments and a company car for the period beginning after the end of the original service period.

        Irrespective of the above provisions, if DaimlerChrysler AG terminates Mr. Sidlik's contract without cause, or if he terminates it for good reason, then he would be entitled to receive an amount equal to twice the sum of his annual base salary and average annual bonus over the prior three years. He would also be entitled to receive a payment equal to the incremental value of the retirement benefits that he would have otherwise been entitled to receive at the end of the contract.

        If Mr. LaSorda's contract is similarly terminated, then he would be entitled to receive compensation equal to twice the sum of his annual base salary and annual bonus. He would also be entitled to receive pension credit for two additional years of service and, depending on his age at termination, certain other pension benefits.

        The aggregate amount set aside or accrued by us during the year ended December 31, 2006, to provide pension, retirement and similar benefits for the members of the board of management was €0.3 million.

        For further information regarding compensation of our supervisory board and our board of management, please refer to Note 37 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 23 to our Consolidated Financial Statements.

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2006, we employed a workforce of 360,385 people worldwide, which represented a decrease of 6% from year-end 2005. The decrease in 2006 resulted primarily from the workforce reduction initiative at the Mercedes Car Group (employees who had voluntarily left the company), the worldwide administrative headcount reduction, the sale of the Off-Highway business and productivity improvements at Chrysler Group. The following table shows the number of our employees at December 31, 2006, 2005, and 2004, adjusted to reflect changes in segment composition:

	Employees at December 31,
	2006			2005			2004
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Mercedes Car Group[1]	99,343	87,272	4,012	104,345	91,556	4,472	105,857	93,679	3,409
Chrysler Group	80,735	25	62,334	83,130	8	63,749	84,375	2	65,169
Truck Group	83,237	27,617	20,339	84,254	27,217	20,357	82,446	26,941	19,702
Sales organization for automotive business	46,952	26,104	1,558	48,773	27,541	1,882	48,029	28,101	1,820
Financial Services	10,718	2,503	4,415	11,129	2,779	4,602	11,224	2,984	4,679
Van, Bus, Other[1,2]	39,400	23,096	2,134	51,093	32,959	2,418	52,792	33,447	3,340

DaimlerChrysler Group	360,385	166,617	94,792	382,724	182,060	97,480	384,723	185,154	98,119

1
As a result of organizational changes in 2006, certain employees of our corporate research department are now reported in the Mercedes Car Group segment. These employees were previously reported in the Van, Bus, Other segment.

2
In the first quarter of 2006 we disposed of our Off-Highway business. The number of total employees of the Van, Bus, Other segment in each of 2005 and 2004 includes 7,044 and 7,053 employees, respectively, related to the Off-Highway business.

        On average, we had approximately 11,300 temporary employees in 2006.

        Almost all our employees in Germany who are members of labor unions belong to the German metalworkers' union (Industriegewerkschaft Metall). We do not operate any of our facilities in Germany on a "closed shop" basis. In Germany, the regional association of companies within a particular industry and the unions covering that industry negotiate collective bargaining agreements for blue collar workers and for white collar employees below senior management level. We are a member of the associations of employers in the regions in which we operate. Even though the collective bargaining agreement is legally binding only for members of the negotiating parties, i.e., the member companies of the employers' associations and the employees who are union members, we extend the applicability of the agreement to all employees below senior management level by including a pertinent clause in our employment contracts.

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

        In April 2006, the regional association of employers and the representatives of the metalworkers' union concluded a new collective bargaining agreement covering the period from June 1, 2006, through March 31, 2007. The agreement provides for 3.0% pay increases and an additional lump sum payment for all employees of €310 for the period from March through May 2006. In June 2006, all employees received an additional lump sum payment of 18.4% of the monthly individual wage; this payment was provided for by a collective bargaining agreement associated with reforming the collective framework agreement in Germany. As of

January 1, 2007, we implemented the new collective framework agreement for all employees below senior management level.

        On July 28, 2004, DaimlerChrysler AG and the works council of DaimlerChrysler AG agreed on a framework covering more than 160,000 employees in all German plants and the sales organization of DaimlerChrysler AG. The agreement aims to improve DaimlerChrysler AG's competitiveness, mainly by limiting future labor cost increases and increasing work flexibility. In return, DaimlerChrysler AG provides job guarantees to all employees below senior management level who were employed before July 28, 2004, until December 31, 2011.

        At the end of September 2005, the board of management approved a package of measures to reduce personnel levels at the Mercedes Car Group in Germany by 8,500 jobs. These staff reductions were achieved by means of voluntary severance agreements. For further information, please refer to the discussion under the heading "Mercedes Car Group" in "Item 4. Description of Business."

        In January 2006, we presented a new management model designed to improve our competitiveness and promote further profitable growth. The goal of the new model is to establish integrated processes and eliminate redundancies through the global integration of certain administrative functions. Under the new management model, DaimlerChrysler expects to reduce its worldwide administrative headcount by approximately 6,000 employees through voluntary termination and early retirement contracts, normal attrition, and, to a lesser extent, involuntary terminations. By the end of January 2007, 2,000 employees had either signed severance agreements or left the company.

        In the United States and Canada, most of the hourly employees and 24% of the salaried employees of the Chrysler Group are represented by unions. The United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) represent substantially all of these represented employees.

        In September 2003, DaimlerChrysler Corporation and the UAW agreed on terms for a four-year collective bargaining agreement. The agreement covers more than 51,000 hourly and salaried workers in the United States. In addition to lump sum payments in 2003 and 2004, and annual base wage increases in 2005 and 2006, the agreement provides for increases in pension benefit rates, and changes in some health care, supplemental unemployment and other benefits. The agreement allows DaimlerChrysler Corporation to close or sell several specified facilities as an exception to a general limitation on its ability to close plants, reduce employment levels, or dispose of operations that constitute a UAW bargaining unit. It also provides flexibility in establishing job assignments and work rules in order to increase productivity in plants. Along with a national agreement, DaimlerChrysler Corporation also has local agreements with UAW bargaining units at each of our facilities.

        Health care benefits for active and retired employees represent a significant cost to DaimlerChrysler Corporation and its U.S. competitors. After protracted negotiations, the UAW leadership advised us in September 2006 that it would not recommend health care cost sharing and reduction measures at DaimlerChrysler Corporation comparable to those approved by UAW members employed by the company's U.S. competitors. DaimlerChrysler Corporation has advised the UAW that this represents an unacceptable competitive disadvantage requiring immediate attention.

        In September 2005, DaimlerChrysler Canada, Ltd. and the CAW agreed to a three-year collective bargaining agreement that covers approximately 10,000 workers in Canada. It provides, among other things, for modest wage, pension and benefit increases for employees and provides the company more flexibility in staff deployment in order to improve productivity in its plants.

SHARE OWNERSHIP

        As of December 31, 2006, the current members of our supervisory board and our board of management, as a group, owned 210,638 of our ordinary shares (0.02% of all outstanding shares) and had the right to acquire 3,534,800 ordinary shares pursuant to options granted under the plans described below.

        In 2000, we instituted a shareholder approved stock option plan for board of management members and other levels of management. We granted options under this plan in 2000, 2001, 2002, 2003 and 2004. Our predecessor, Daimler-Benz AG, instituted a shareholder approved stock option plan for management board members and other senior executives in 1996. For a description of these stock option plans and further details, such as the exercise prices, please refer to Note 23 to our Consolidated Financial Statements.

        As part of our value based management approach, we support employee stock ownership. We offer the opportunity to purchase DaimlerChrysler AG ordinary shares to employees of our subsidiaries in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom. In 2006, each eligible employee of our companies in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of €135 plus one bonus share. In total, employees of our German companies acquired approximately 667,500 shares in 2006. The programs established for employees in other European countries are comparable to the German program except for changes resulting from different national legal requirements. Under the programs offered outside of Germany, employees acquired a total of approximately 23,000 shares in 2006.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

        Our capital stock consists of ordinary shares without par value (Stückaktien). Our ordinary shares are issued in registered form. Under our memorandum and articles of incorporation (Satzung), each ordinary share represents one vote. Major shareholders do not have different voting rights.

        Under the German Securities Trading Act (Wertpapierhandelsgesetz), shareholders of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds, or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights.

        As of December 31, 2006, the Kuwait Investment Authority as agent for the Government of the State of Kuwait, held 73,169,320 shares or 7.1% of our outstanding shares. In addition, Deutsche Bank AG, which significantly reduced its holding in the course of 2005, held 4.4% of our outstanding shares as of that date.

        As of December 31, 2006, we had approximately 1.3 million stockholders. Approximately 220,000 were U.S. holders, of which approximately 60,000 were record holders. Based on our share register, U.S. holders held approximately 17% of our ordinary shares as of that date.

RELATED PARTY TRANSACTIONS

        We purchase materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include companies in which we hold an ownership interest and companies that are affiliated with certain members of our supervisory board and our board of management.

        We have provided several guarantees for the benefit of Toll Collect, a joint venture in which we hold a 45% equity interest. For additional information on these guarantees, please refer to the discussion under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects." and to Note 3 to our Consolidated Financial Statements. Mr. Walter, a member of our supervisory board, is also a member of the supervisory board of Deutsche Telekom AG, one of the other investors in Toll Collect.

        We incurred expenses of approximately $762,000 in 2006 for advertising and related marketing activities with Black Enterprise magazine. Earl G. Graves, a member of our supervisory board, is the chairman, chief executive officer and sole stockholder of the magazine's ultimate parent company.

        Dr. Mark Wössner, a member of our supervisory board, received payments for premises leased to our wholly owned subsidiary, Westfalia Van Conversion GmbH, amounting to €1 million in 2006.

        We engage in commercial transactions with our equity investee EADS. We do not consider these transactions to be material to us either individually or in the aggregate. Mr. Bischoff and Mr. Lagardère are both members of our supervisory board, and are also co-chairmen of the board of directors of EADS.

        From time to time, DaimlerChrysler Group companies may purchase goods and services (primarily advertising) from, and sell or lease vehicles or provide financial services to, Lagardère Group companies in the ordinary course. Arnaud Lagardère, who became a member of our supervisory board in April 2005, is the general partner and chief executive officer of Lagardère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

        DaimlerChrysler Canada Inc. paid CAD800,000 to a subsidiary of Mosaic Sales Solutions Holding Company for field marketing services. The chief executive officer of that company, Tony LaSorda, is the brother of Thomas LaSorda, a member of our board of management who assumed responsibility for the Chrysler Group in September 2005.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

        Please refer to "Item 18. Financial Statements" and to pages F-1 through F-88 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2006, we exported approximately 774,400 or 67% of all passenger cars, trucks, buses, and vans we produced in Germany and approximately 467,800 or 24% of all passenger cars and trucks we produced in the United States.

Legal Proceedings

        Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy; financial services; dealer, supplier and other contractual relationships; intellectual property rights; product warranties; environmental matters; and shareholder matters. We believe that such proceedings in the main constitute ordinary routine litigation incidental to our business. For information on regulatory and administrative proceedings please also refer to the discussion under the heading "Government Regulation and Environmental Matters" in "Item 4. Information on the Company".

        As successor to Daimler-Benz AG, DaimlerChrysler AG is a party to a valuation proceeding (Spruchverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG ("AEG"). In 1988, former AEG shareholders filed a petition to the regional court in Frankfurt claiming that the consideration and compensation stipulated in the agreement was inadequate. In 1994, a court-appointed expert concluded that the consideration and compensation was adequate. Following a Federal Constitutional Court decision in an unrelated case, the Frankfurt court in 2000 instructed the expert to employ a market value approach in its valuation analysis rather than the capitalized earnings value approach previously used. The court also instructed the expert in 2004 to take into account additional findings of the Federal Supreme Court elaborating further on the valuation issue addressed by the Federal Constitutional

Court. In September 2004, the expert delivered a valuation opinion that would increase the valuation ratio significantly in favour of the AEG shareholders. In November 2006, the Frankfurt court proposed a settlement based on a ratio of 4:1, that would require us to make an additional payment of about €130 million. We believe the original consideration and compensation to be adequate and have rejected the proposal. We continue to defend ourselves vigorously against the claims in this proceeding.

        In 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchverfahren) against DaimlerChrysler AG at the Stuttgart regional court. This proceeding relates to the merger of Daimler-Benz AG and DaimlerChrysler AG in connection with the business combination of Daimler-Benz AG and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for DaimlerChrysler shares. Some shareholders claim that the ratio used for that exchange did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his opinion in December 2005, which calculated various alternative valuations. These alternatives range from confirming the appropriateness of the ratio used to considerable additional payments to be made to those former Daimler-Benz shareholders whose shares were involuntarily exchanged. In August 2006, the regional court ruled that DaimlerChrysler must make an additional payment of €22.15 per share (approximately €230 million in total). We continue to believe that the exchange ratio set by the company at the time was appropriate and have appealed the decision of the regional court.

        Various legal proceedings are pending against us alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock), or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        DaimlerChrysler Corporation settled the previously reported lawsuits regarding alleged front disc brake judder in 1999-2004 model year Jeep® Grand Cherokee vehicles and the treatment of related warranty claims. The nationwide settlement was approved in December 2006 by the Superior Court of New Jersey Law Division: Bergen County.

        One purported class action lawsuit is pending in Sangamon Circuit Court in the state of Illinois that alleges that the paint applied to 1987-1997 model year Chrysler Group vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. All other previously reported class action lawsuits regarding paint delamination have been dismissed.

        Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. These lawsuits included approximately 14,000 claims at the end of 2006. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. We believe that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        A class action lawsuit filed in 2002 against Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. is pending in the United States District Court for the District of New Jersey. The lawsuit alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan continue to defend themselves vigorously.

        More than 80 purported class action lawsuits alleging violations of antitrust law are pending against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings, and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. In 2006, the federal court certified a nationwide class of buyers and lessees for injunctive relief, and ruled that it will certify a class for damages for six exemplar states after discovery to determine the scope of the classes. We do not believe that we have been engaged in any unlawful conduct and continue to defend ourselves vigorously.

        The Federal Republic of Germany initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. We believe the claims are without merit and are defending ourselves vigorously. We submitted our response to the arbitrators in June 2006.

        Freightliner LLC acquired in September 2000 Western Star Trucks Holdings Ltd. Prior to its acquisition by Freightliner, Western Star had completed the sale of a truck manufacturer, ERF (Holdings) plc, to MAN AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for fraud and breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated and seeking damages in excess of GBP300 million. Freightliner Ltd. subsequently filed a contribution claim with that court against Ernst & Young, ERF's and Western Star's auditors. In October 2005, the court ruled that Freightliner Ltd. was vicariously liable for fraud by an employee of ERF in connection with the preparation of ERF's financial accounts, and also found in favor of Ernst & Young on the contribution claim. Freightliner Ltd. has appealed the decision in favor of Ernst & Young. In December 2005, the London Commercial Court awarded MAN an interim payment of GBP250 million (about $500 million at current currency exchange rates) bearing interest at the rate of 8% from December 22, 2005, based on a minimum estimate of the parties, which amount significantly exceeds Freightliner Ltd.'s net assets. A hearing to determine final damages has been deferred until resolution of the appeal. In a related matter, MAN sued Freightliner LLC and certain of its subsidiaries and affiliates in Multnomah County Circuit Court in the state of Oregon alleging that assets were fraudulently transferred from Freightliner Ltd. to such companies while the London proceeding was pending, and seeking payment from them of the damages awarded against Freightliner Ltd. in the London proceeding. In December 2006, the jury in the Oregon case awarded approximately $500 million in compensatory damages against Freightliner and some of the other defendants, jointly and severally, and punitive damages of $70 million and $280 million against Freightliner and DaimlerChrysler North America Holding Corporation, respectively. We believe that we have meritorious bases for an appeal of both compensatory and punitive damages, although litigation is subject to uncertainty and there can be no assurance that our appeal will be successful. According to a stipulation entered into by the parties and approved by the Court in Oregon, the amount of compensatory damages will be increased or decreased depending on the final outcome of the London proceeding.

        Former employees who retired from Detroit Diesel Corporation between 1993 and 2004 filed a class action complaint against the company in October 2005 in the U.S. District Court for the Eastern District of Michigan. The complaint alleges that the company is obligated to provide lifetime retiree health care benefits at no cost to class members, and that the company's notification to have them contribute toward the cost of their healthcare insurance beginning in 2006 (to the extent such cost exceeds a limit previously negotiated with the UAW) is invalid. The court granted a preliminary injunction in December 2005 that prohibits the company from requiring such contributions while the lawsuit is pending. The U.S. Court of Appeals for the Sixth Circuit upheld the injunction in January 2007. Detroit Diesel Corporation continues to defend the suit.

        Tracinda Corporation filed a lawsuit in 2000 against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management alleging that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. On April 7, 2005, the United States District Court for the District of Delaware rendered a judgment in favor of the defendants and against Tracinda Corporation on all claims finding that there had been no fraud and no violation of U.S. securities laws. Tracinda appealed the decision to the United States Court of Appeals for the Third Circuit in January 2006, which heard oral arguments in September 2006. Its decision is pending.

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

        Several lawsuits, including putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and nationalities asserting claims relating to the practice of apartheid in South Africa. One of the lawsuits names DaimlerChrysler AG as a defendant and another one names a U.S. subsidiary of DaimlerChrysler AG as a defendant. The lawsuits were consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs filed notices of appeal of the Court's decision. The appeal has been fully briefed and oral argument was held in January 2006.

        As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by DaimlerChrysler, including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (FCPA). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with the office of a German public prosecutor regarding these matters.

        Following is a summary of what we uncovered to date in connection with our internal investigation:

—We have determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the FCPA, under German law, and under the laws of other jurisdictions.

—We have identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.

—We determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.

—We have taken action designed to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. This includes establishing a company-wide compliance organization and evaluating and revising our governance policies and our internal control procedures.

        In connection with these issues, we recognized charges in our 2006 consolidated statement of income to correct misstatements related to prior years. In our 2005 consolidated statement of income we corrected misstatements relating to the years 2003 and 2004, and we adjusted stockholders' equity as at January 1, 2003 to correct accumulated misstatements in the periods 1994 through 2002. These charges and corrections were not material to any affected period.

        We have also taken a number of voluntary steps in order to safeguard against the recurrence of the type of conduct that resulted in these issues, including the following:

—We have implemented improvements in our business processes as well as in compliance, control and training activities in order to foster a culture defined by openness and honesty.

—We have evaluated and revised our policies, procedures and controls and have conducted a comprehensive review and remediation of any related books and records, tax and internal control issues identified.

—We have established a company-wide compliance organization so that our business practices are thoroughly reviewed, and our policies upgraded and enforced as necessary. This includes the appointment of local compliance managers in a number of subsidiaries and operating units who report directly to our central Corporate Compliance Office.

—We have taken personnel measures related to improper transactions or behavior identified in the course of our internal investigation. These actions included the severance of employment and suspensions of several employees. We have also established a group-wide training program, consisting of compliance conferences, training seminars and one-day training sessions.

—We have hired an independent compliance advisor who assists and advises our board of management and the audit committee of our supervisory board in connection with the implementation of our compliance initiatives, including organizational and policy changes, and the conclusion of our internal investigation.

        We are working towards completing our internal investigation into possible violations of law. Some investigative and remediation work, however, is still ongoing and further issues may arise as we complete our investigation. The DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

        We also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. In connection with this underpayment of taxes, we recognized charges in our 2005 consolidated statement of income to correct corresponding overstatements relating to the years 2003 and 2004. In addition, we adjusted stockholders' equity as at January 1, 2003 to correct accumulated overstatements of net income in the periods 1994 through 2002. We voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions and took various remedial actions to address these issues.

        As previously reported, in November 2004 the SEC issued a formal order of investigation concerning 13 named participants in the United Nations Oil-for-Food Program seeking to determine whether there had been acts in violation of the provisions of the Securities Exchange Act of 1934 requiring the maintenance of books, records and accounts, the maintenance of internal accounting controls and prohibiting specified payments to foreign officials for improper purposes. In July 2005, the SEC supplemented the formal order of investigation to add DaimlerChrysler to the list of named companies. In that regard, we received an order from the SEC to provide a written statement and to produce certain documents regarding transactions in that Program. DaimlerChrysler is responding to the SEC's requests. The DOJ has also requested information in this regard. In addition, the United Nations Independent Inquiry Committee (IIC) that investigated the administration and management of the United Nations Oil-for-Food Program asked DaimlerChrysler to provide assistance in the IIC's evaluation of certain transactions under that Program. On October 27, 2005, the IIC issued its final report on the United Nations Oil-for-Food Program, which includes a narrative describing DaimlerChrysler's alleged conduct during the Program. In its report, the IIC concludes that DaimlerChrysler knowingly made or caused to be made a kickback payment of approximately €6,950 to the former Government of Iraq, that a DaimlerChrysler employee signed two side agreements to make additional payments, and that this conduct was in contravention of Program rules and the United Nations sanctions against Iraq. It is possible that additional payments may be identified as a result of the ongoing SEC and DOJ investigations. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees.

        In March 2006, the Stuttgart district court approved a model case pursuant to German law (KapMuG) in connection with a lawsuit filed by shareholders of DaimlerChrysler who claim damages based on the alleged unduly delayed ad hoc disclosure by DaimlerChrysler in July 2005 that Professor Schrempp would leave the company at the end of 2005. In February 2007, the Stuttgart Court of Appeals ruled that the disclosure was timely and rejected the claim.

        Litigation is subject to many uncertainties and DaimlerChrysler cannot predict the outcome of individual matters with assurance. We establish an accrual in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals, which are reflected in our Consolidated Financial Statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position and cash flows.

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

Item 9. The Offer and Listing.

Trading Markets

        The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. In addition, our ordinary shares are listed in Germany on the Stuttgart Stock Exchange. Our ordinary shares trade under the symbol "DCX".

        In 2006, we delisted our ordinary shares voluntarily from the following stock exchanges:

  •
  Berlin-Bremen Stock Exchange (Berliner Börse AG), Germany

  •
  Düsseldorf Stock Exchange (Börse Düsseldorf AG), Germany

  •
  Stock Exchanges Hamburg and Hanover (BÖAG Börsen AG), Germany

  •
  Munich Stock Exchange (Bayerische Börse Aktiengesellschaft), Germany

  •
  Philadelphia Stock Exchange, United States

  •
  The Chicago Stock Exchange, Incorporated, United States

  •
  NYSE Arca (formerly known as the Pacific Exchange, Inc.), United States

  •
  Bourse de Paris (Euronext), France

  •
  SWX Swiss Exchange, Switzerland

  •
  Tokyo Stock Exchange, Inc., Japan.

        DaimlerChrysler AG is included in the Deutsche Aktienindex (DAX), a continuously updated, capital weighted performance index of the 30 largest German companies. The DAX is the leading index of trading on the Frankfurt Stock Exchange. As of December 31, 2006, our ordinary shares represented approximately 6.47% of the DAX. Our shares also represented 1.35% of the Dow Jones STOXX 50®, which covers stocks from 17 European countries, and 2.10% of the Dow Jones EURO STOXX 50®, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

Trading on the Frankfurt Stock Exchange

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange, the most significant of the German stock exchanges, and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system which is an integral part of the Frankfurt Stock Exchange. In 2006, Xetra accounted for approximately 98.5% of the trading volume of our ordinary shares at the Frankfurt Stock Exchange. The table below shows, for the periods indicated, the Xetra high and low sales prices for our ordinary shares.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	(€)	(€)
Annual highs and lows
2002	55.44	28.16
2003	37.58	23.71
2004	39.41	31.63
2005	45.65	30.20
2006	50.09	37.01
Quarterly highs and lows
2005
First Quarter	36.30	33.69
Second Quarter	34.59	30.20
Third Quarter	45.65	33.06
Fourth Quarter	45.48	39.77
2006
First Quarter	50.09	42.66
Second Quarter	48.92	37.01
Third Quarter	41.49	37.07
Fourth Quarter	48.41	39.19
Monthly highs and lows
2006
August	41.41	39.19
September	41.49	38.82
October	44.70	39.19
November	48.41	43.84
December	46.95	43.41
2007
January	49.76	46.30
February (through February 12, 2007)	49.55	48.00

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 12, 2007, the closing sales price for our ordinary shares on Xetra was €49.18. This price was equivalent to $63.75 per ordinary share, translated at the noon buying rate for Euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information." Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2006 was 6.9 million. As of December 31, 2006, the market capitalization of our company on the Frankfurt Stock Exchange was €48.1 billion.

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per DaimlerChrysler Ordinary Share[1]
	High	Low
	($)	($)
Annual highs and lows
2002	50.88	29.78
2003	46.85	26.27
2004	49.26	40.20
2005	54.83	39.03
2006	61.97	46.56
Quarterly highs and lows
2005
First Quarter	47.68	44.11
Second Quarter	44.40	39.03
Third Quarter	54.83	39.68
Fourth Quarter	53.86	47.68
2006
First Quarter	59.80	51.41
Second Quarter	60.04	46.56
Third Quarter	53.30	46.79
Fourth Quarter	61.97	49.80
Monthly highs and lows
2006
August	53.30	50.45
September	53.19	49.18
October	56.93	49.80
November	61.97	57.41
December	61.79	57.99
2007
January	64.82	60.06
February (through February 12, 2007)	64.09	62.49

1
Share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 12, 2007, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $63.66.

Item 10. Additional Information.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        In connection with the transfer of most of our aerospace activities to EADS in July 2000, Dornier GmbH became an indirect subsidiary of EADS. Some of Dornier's minority shareholders have the right, exercisable at any time, to exchange their shares in Dornier for cash, for DaimlerChrysler ordinary shares, or for shares in our subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft which previously held a majority interest in Dornier. Those Dornier shareholders who previously exchanged some or all of their Dornier shares for shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft retain the right to exchange these new shares for cash or for DaimlerChrysler ordinary shares and some of them have already partially exercised that right.

        For information on shares and options held by members of our supervisory board, our board of management, and our other senior executives, please refer to "Item 6. Directors, Senior Management and Employees — Share Ownership."

MEMORANDUM AND ARTICLES OF INCORPORATION

Organization and Register

        DaimlerChrysler AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). It is registered in the Commercial Register (Handelsregister) maintained by the local court in Stuttgart, Germany, under the entry number "HRB 19360."

Corporate Governance

        DaimlerChrysler AG has three separate governing bodies: the general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's memorandum and articles of incorporation (Satzung), and may be described generally as follows:

        The Annual General Meeting of Shareholders which must be held within the first eight months of each fiscal year ratifies the actions of the corporation's supervisory board and board of management, and resolves upon the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. The general meeting also elects the shareholder representatives of our supervisory board.

        The Supervisory Board consists of twenty members. Ten members are elected by our shareholders and ten members are elected by our employees as required by the German Co-determination Act (Mitbestimmungsgesetz). The supervisory board supervises and advises our board of management and appoints and removes its members. Although it may not make management decisions, our supervisory board has determined categories of transactions which require its approval.

        The Board of Management which acts under the principle of collective responsibility manages our day-to-day business. It is authorized to represent us (DaimlerChrysler AG) and to enter into binding agreements with third parties on our behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board at the same time.

        Several of our specific corporate governance provisions are summarized below.

Business Purposes

        As stated in Section 2 of our memorandum and articles of incorporation, our business purpose is to engage, directly or indirectly, in business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business:

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

Directors

        Under German law, our supervisory board members and board of management members owe duties of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of the company, our shareholders, our workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages. Board members are not liable to our company if they acted pursuant to a lawful resolution of the shareholders' meeting. A board member is not liable for breach of duty for a business decision that he or she reasonably believes is based on appropriate information and is in the company's interest. Supervisory board and board of management members are not obligated to own shares of the corporation to qualify for board membership. We have, however, established stock ownership guidelines for members of our Board of Management which require that a portion of their personal assets consist of DaimlerChrysler shares. Although German law permits us to make loans to members of our supervisory board and board of management if approved by the supervisory board, the U.S. Sarbanes Oxley Act (also applicable to foreign private issuers like us) prohibits almost all such loans. German law stipulates that our supervisory board and board of management members may not vote on a matter that concerns ratification of his or her own acts or discharges the board member from liability or enforcement of a claim against the board member by our company. The shareholder representatives of our supervisory board are elected for varying terms of office. For further information about our supervisory board and board of management, including compensation and term of office, please refer to "Item 6. Directors, Senior Management and Employees."

Ordinary Shares

        Our capital stock consists solely of one class of ordinary shares without par value (Stückaktien), which we issue in registered form. Record holders of our ordinary shares are registered in our share register (Aktienregister). Deutsche Bank AG acts as our transfer agent and registrar in Germany and various other countries and administers our share register on our behalf. Our transfer agent and registrar in the United States is The Bank of New York.

        The following is a summary of significant provisions under German law and our articles of incorporation relating to our ordinary shares:

        Capital Increases.    In accordance with resolutions passed by our shareholders, we may increase our share capital in consideration of cash or non-cash contributions by establishing authorized capital or conditional capital. Authorized capital provides our board of management with the flexibility to issue new shares during a period of up to five years, generally to preserve liquidity. Conditional capital allows the issuance of new shares for specified purposes, including employee stock option plans, mergers, and upon conversion of option bonds and convertible bonds. Authorized and conditional capital increases require an approval by 75% of the issued shares present at the shareholders' meeting at which the increase is proposed. Our articles of incorporation do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

        Redemption.    Our share capital may be reduced in accordance with a resolution of our shareholders' meeting.

        Preemptive Rights.    Our articles of incorporation provide that the preemptive right (Bezugsrecht) of shareholders to subscribe for any issue of additional shares in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

        Liquidation.    If we (DaimlerChrysler AG) were to be liquidated, any liquidation proceeds remaining after all of our liabilities are paid would be distributed to our shareholders in proportion to their shareholdings.

        No Limitation on Foreign or Substantial Ownership.    Neither German law nor our articles of incorporation limit the rights of persons who are not citizens or residents of Germany, or who hold a substantial number of our shares, with respect to holding or voting our ordinary shares.

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

        Our articles of incorporation, in accordance with the German Stock Corporation Act (Aktiengesetz), authorize our board of management, with the approval of our supervisory board, to make an interim payment to shareholders with respect to the unappropriated profit of the prior financial year, if a preliminary closing of the financial statements for that year shows a profit. The interim payment may not exceed 50% of the amount of the foreseeable unappropriated profit, after deducting any amounts required to be added to retained earnings. Furthermore, the interim payment may not exceed 50% of the previous fiscal year's unappropriated profit.

        Our articles of incorporation provide for issuing new shares from authorized and conditional capital previously approved by the shareholders. Our articles further provide that such new shares may be entitled to the entire per ordinary share annual dividend for the year in which they are issued.

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

Voting Rights

        Each of our ordinary shares represents one vote. German law does not permit cumulative voting. Our articles of incorporation provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law. German law requires that any resolution imposing additional obligations on shareholders requires the consent of all affected shareholders in order to be effective. German law further requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

  •
  changing the objects and purposes provision in the articles of incorporation;

  •
  approving authorized and conditional capital increases;

  •
  excluding preemptive rights of shareholders to subscribe for new shares;

  •
  dissolving our company;

  •
  merging into, or consolidating with, another stock corporation;

  •
  transferring all or virtually all of our assets; and

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our outstanding shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we present the DaimlerChrysler AG financial statements, the consolidated financial statements of the Group, the management reports for DaimlerChrysler AG and the Group and the report of the supervisory board. We further ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the disposition of unappropriated profit (determined in accordance with German GAAP) of the Group's parent company, DaimlerChrysler AG, and to appoint the independent auditor proposed by the supervisory board on recommendation of the audit committee. Our shareholders also elect their representatives to our supervisory board at the general meeting for terms of up to five years.

        Amendments to our articles of incorporation and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least €500,000 of the company's capital stock.

        If a shareholder wants to participate and vote at any of our meetings, the shareholder must be registered in the share register on the meeting date and must also have notified us no later than the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders may vote their shares by proxy after having conferred a power of attorney by signing and returning the proxy card mailed to them or via the internet in advance of the meeting. We mail a meeting notice to our shareholders which includes a proxy card and an agenda describing the items to be voted on at the meeting. As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States.

Change in Control

        Our articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control or that would only apply in the context of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a shareholder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The German Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within their general authority under the German Stock Corporation Act (Aktiengesetz). The board of management may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast. The Takeover Act also provides that a company's articles of incorporation may be amended to replace the above rules on prohibiting the frustration of tender offers with more restrictive rules. Our articles do not include any of these alternative rules.

Disclosure of Shareholdings

        Our articles do not require shareholders to disclose their shareholdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation's outstanding voting rights. We are obliged to publish these notifications in a mandatory exchange newspaper of national circulation.

Basis of Potential Claims

        Claims against members of our supervisory board or board of management may be asserted on behalf of DaimlerChrysler AG if the shareholders' meeting so resolves by simple majority. The claim must be brought within six months from the day of the annual meeting of shareholders at which the resolution was passed. Admission of an action against the supervisory board and board of management members on behalf of the company may be claimed by shareholders holding in the aggregate at least 1% of the issued shares or shares representing at least €100,000 of our capital stock. The competent court will allow the action to proceed if (i) the shareholders acquired their shares before any information was published from which they became aware of the alleged breach of duty or damage; (ii) the company failed to file a suit itself within a reasonable period of time after being asked to do so by the shareholders; (iii) facts exist that justify the suspicion that the company has suffered damage by dishonesty or gross breach of the law or the articles; and (iv) there are no overriding interests of the company against the assertion of such damage claim.

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code that recommends specific governance practices. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the Code's recommendations have been and are being met or, if not, which recommendations have not or are not being applied. Shareholders must be given permanent access to such declaration. Our supervisory board and board of management issued a statement declaring that we comply with the Corporate Governance Code, subject to the exceptions identified in the declaration. An English translation of the declaration is an exhibit to this annual report and is also available on our website at www.daimlerchrysler.com/corpgov_e_161aktg.

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

        A general description of the differences between DaimlerChrysler's corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is available on our website at www.daimlerchrysler.com/corpgov_e_nyse.

EXCHANGE CONTROLS

        The euro is a fully convertible currency. There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions (except in limited embargo circumstances) that would prevent us from transferring capital, paying dividends or making other payments to our shareholders who are non-residents of Germany. There are, however, limited reporting requirements regarding transactions involving cross border monetary transfers.

TAXATION

        In this section we discuss the material United States federal income and German tax consequences to you if you:

  •
  are a beneficial owner of DaimlerChrysler ordinary shares;

  •
  are holding such ordinary shares as a capital asset;

  •
  are a resident of the United States for purposes of the United States—Germany income tax treaty (the "Income Tax Treaty"), which generally includes: an individual U.S. resident; a corporation (or other entity treated as a corporation for United States federal income tax purposes) that is created or organized under the laws of the United States, any state thereof or the District of Columbia; and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a U.S. resident, either in its hands or in the hands of its partners or beneficiaries;

  •
  are not holding any of our ordinary shares as part of the business property of your permanent establishment in Germany or, if you are an individual, as part of your fixed base in Germany that you use to perform independent personal services; and

  •
  are not subject to the limitation on benefits restrictions in the Income Tax Treaty, if you are not an individual.

        We have based our discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report. These tax laws are subject to change, possibly with retroactive effect. Our discussion does not address all aspects of United States federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, our discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of an employee stock option or shares otherwise received as compensation and it does not include tax consequences to shareholders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, tax-exempt organizations, broker dealers and corporations that own 10% or more of our ordinary shares). This discussion does not address the tax consequences to any person who owns an interest in a partnership or any other pass-through entity that holds DaimlerChrysler ordinary shares. The discussion also does not address the consequences of the alternative minimum tax to any person or any aspects of state, local or non-United States tax law other than some aspects of German tax law.

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

        Generally, United States federal income tax law requires you to pay taxes on dividends you receive from a German corporation. You may be permitted to claim a foreign tax credit for German withholding taxes that you paid on the dividend to the extent that you are not entitled to a refund for those taxes from the German tax authorities. The rules governing the foreign tax credit are complex and U.S. shareholders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

        Thus, each $1,000 of gross dividend paid to you will be subject to a German withholding tax of $211, of which $61 may be refunded to you under the Income Tax Treaty. Assuming you receive the $61 refund, you will receive in total $850 of cash for each $1,000 of gross dividend ($789 directly and $61 by way of withholding tax refund). The United States federal income tax rules will treat you as if you received a total dividend of $1,000, and you will have to include $1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law, for the net $150 of German withholding tax.

        You must include DaimlerChrysler's Euro-denominated dividends in your gross income in a dollar equivalent amount that is based on the exchange rate on the date you receive or are treated as having received the dividends. If you convert these dividends into dollars on the date you receive or are treated as having received the dividends, you should not be required to recognize foreign currency gain or loss on the dividend. You may, however, be required to recognize foreign currency gain or loss on your receipt of refunds of German withholding tax to the extent that (A) the dollar value of the refund you received or were treated as having received differs from (B) the dollar equivalent of the refund on the date you received or were treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.

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

        The U.S. transfer agent will attach this signed statement to the claim for refund of German withholding tax and file the claim with the German tax authorities. You should request IRS Form 6166, Certification of United States Residency, and have it ready for presentation to the U.S. transfer agent upon request. Under German tax audit procedures, the German tax authorities may request the U.S. transfer agent to provide them with your certification (IRS Form 6166). If you do not provide the U.S. transfer agent with this certification within a reasonable time, the German tax authorities will deny your refund of the German withholding taxes. For more information about Form 6166 please refer to "Other Refund Procedures" below.

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

  Other Refund Procedures

        If you are not eligible for the simplified refund procedures discussed above, you must submit a special claim for refund to the German tax authorities to request your refund of German withholding tax. Your refund claim request must include with your claim the original or a certified copy of the bank voucher that you received from the U.S. transfer agent. This voucher must show the amount of tax that was withheld. You must submit your claim within four years from the end of the calendar year in which you received the dividend. You can obtain a form for your claim for refund from: (i) the German tax authorities at the same address where you will have to file your claim, which is: Bundeszentralamt für Steuern, D-53221 Bonn, Germany or (ii) the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

        If you have not done so within the past three years, you must also submit to the German tax authorities IRS Form 6166, Certification of United States Residency. A shareholder seeking the Form 6166 certification must complete IRS Form 8802, Application for United States Residency Certification. Beginning November 1, 2006, a user fee is charged by the IRS to process Form 8802. The user fee is $35 for a request for up to 20 original Forms 6166 issued under a single taxpayer identification number ("TIN"). Additional user fees apply to additional requests for Form 6166 under the same TIN or requests for Form 6166 under a different TIN. The user fee must be in the form of a check or money order payable in U.S. dollars to the United States Treasury.

        You must send the completed Form 8802, all required statements and documentation and the appropriate user fee to the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530, USA, or by private delivery service to Citibank, Attn: IRS Lockbox Operations, 1617 Brett Road, New Castle, DE 19720-2425. The Certification requests are generally processed within 45 days from the date received. This certification remains valid for three years, and you need only resubmit it in a fourth year if you would like to apply for a refund after the initial three-year period ends. Form 8802 and the related instructions can be found on the IRS website at http://www.irs.gov.

Reduced United States Tax Rate for Certain Dividends

        The maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is 15%. This maximum rate applies to eligible dividends received after December 31, 2002 and before January 1, 2011. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations. A foreign corporation generally will be treated as a qualified foreign corporation for these purposes if:

  (1)
  it is eligible for benefits of a comprehensive income tax treaty with the United States that the IRS determines is satisfactory for these purposes and that includes an exchange of information program; or

  (2)
  the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

        We believe we are treated as a qualified foreign corporation under either of these tests.

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

        Form 1099-DIV for 2006 will report the gross amount of DaimlerChrysler qualified dividends in Box 1b. Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the DaimlerChrysler dividend.

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

        Any market sensitive instruments, including equity and interest bearing securities, that our pension and other post-retirement benefit plans hold are not included in this quantitative or qualitative analysis. Please refer to Note 24a to our Consolidated Financial Statements for additional information regarding our pension and other post-retirement benefit plans.

        For a description of how we account for derivative financial instruments refer to Note 32 to our Consolidated Financial Statements.

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

  •
  are based on the variance co-variance approach; and

  •
  assume a 99% confidence level and a holding period of five days.

        When we calculate the value-at-risk of our portfolio of financial instruments, we first compute the current fair value of these financial instruments. We then determine the impact of relevant market risk factors, such as foreign currency exchange rates or interest rates, on our portfolio value, which means we quantify the sensitivity of our portfolio to these factors. Based on expected volatilities and correlations of these market risk factors which we obtain from the RiskMetrics™ dataset, we compute potential changes of the portfolio value by applying the variance co-variance approach. The variance co-variance approach is a statistical method used to quantify the total impact of all relevant market risk factors on the portfolio value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, we obtain our value-at-risk. The

99% confidence level and the five-day holding period indicate that there is only a 1% historical statistical probability that the value-at-risk will be exceeded by losses within the next five days.

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

EXCHANGE RATE RISK

Transaction Risk and Currency Risk Management

        The global nature of our businesses exposes our operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen and other world currencies against the euro. Our businesses are exposed to transaction risk whenever we have revenues in a currency that is different from the currency in which we incur the costs of generating those revenues. Once we convert the revenues into the currency in which we incur the costs, the revenues may be inadequate to cover the costs if the value of the currency in which we generated the revenues declined in the interim relative to the currency in which we incurred the costs. This risk exposure primarily affects our Mercedes Car Group segment, which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. Our Truck Group segment is also subject to transaction risk, but only to a minor degree because of its global production network. Our Chrysler Group segment generates almost all its revenues and incurs most of its costs in U.S. dollars. Therefore, the transaction risk of this segment is relatively low compared to that of the Mercedes Car Group segment. The van and bus businesses included in our Van, Bus, Other segment are also directly exposed to transaction risk, but, in comparison to the Mercedes Car Group and the Truck Group segment, to a minor degree. In addition, our Van, Bus, Other segment is indirectly exposed to transaction risks through its equity investment in EADS, which we account for using the equity method.

        Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that revenues generated in a particular currency balance out costs in the same currency, even if the revenues arise from a different transaction than that in which we incur the costs. As a result, only the unmatched amounts are subject to transaction risk. Our overall currency exposure is additionally reduced through the natural hedging potential arising from the mutual offsets of the Chrysler Group's euro exposure with the U.S. dollar exposure of our Mercedes Car Group and Truck Group segments and our van and bus businesses. To provide an additional natural hedge against any remaining transaction risk exposure, we attempt, where appropriate, to increase cash outflows in the same currencies in which we have a net excess inflow.

        In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our exposure to currency risks and we hedge a portion of those risks by using derivative financial instruments. We manage our currency exposure and the use of currency derivatives through our currency committee. Our currency committee consists of members of senior management from our corporate treasury department, our vehicle businesses and our risk controlling department. Our corporate treasury department assesses foreign currency exposures and carries out the currency committee's decisions concerning foreign currency hedging through transactions with international financial institutions. Our risk controlling department regularly informs our board of management of the corporate treasury department's actions.

        The principal derivative financial instruments we use to cover foreign currency exposure are forward foreign exchange contracts and currency options. Our policy is to use a mixture of these instruments depending on our view of market conditions.

        The following table shows the period-end, high, low and average value-at-risk figures for our 2006 and 2005 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis. The offsetting transactions underlying our derivative financial instruments, predominantly forecasted transactions, are not included in the following value-at-risk presentation.

	2006				2005
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Exchange Rate Risk	208	326	208	261	281	322	173	253

        The average value-at-risk of our derivative financial instruments used to hedge exchange rate risk in 2006 is comparable to that of 2005. The decrease in the period-end value-at-risk is primarily a result of lower exchange rate volatilities.

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

        We coordinate funding activities of the industrial business and the financial services business at Group level. We use interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

        The following table shows the period-end, high, low and average value-at-risk figures for our 2006 and 2005 portfolio of interest rate sensitive financial instruments, including our leasing and sales financing business. We have computed the average exposure based on an end-of-quarter basis.

	2006				2005
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Interest Rate Risk	32	78	32	48	89	92	86	90

        In 2006, the average and the period-end value-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily as a result of lower interest rate volatilities and a reduction of risk positions.

EQUITY PRICE RISK

        We hold investments in marketable equity securities and equity derivatives. According to international banking standards, we do not include investments in marketable equity securities which we classify as long term investments in our equity price risk assessment. Equity derivatives used to hedge the market price risk of investments accounted for using the equity method are also not included in this assessment. In 2006 we realized significant unrealized gains from the derivative transactions related to our equity investment in EADS. For further information in this regard, please refer to Note 3 to our Consolidated Financial Statements. Changes in the fair market value of these derivatives essentially offset changes in the fair market value of the underlying investment. The remaining equity price risk in 2006 and 2005 was not, and is not currently, material to us. Thus, we are not presenting the value-at-risk figures for our equity price risk. Please refer to Note 32 to our Consolidated Financial Statements for additional information about our financial instruments and their fair market values.

COMMODITY PRICE RISK

        We are exposed to changes in prices of commodities, such as steel, used in the manufacturing of vehicle components. For further information about commodities, refer to the discussion under the heading "Supplies and Raw Material" in "Item 4. Information on the Company."

        To a minor extent, we use derivative commodity instruments to reduce some of our commodity price risk, mainly our risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2006 and 2005 was not, and is currently not significant to us. Therefore, we are not presenting the value-at-risk figures for these derivative commodity instruments.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Disclosure controls and procedures.    Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of management and the member of our board of management responsible for Finance & Controlling/Financial Services, has evaluated, as of December 31, 2006, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the chairman of our board of management and the member of the board of management responsible for Finance & Controlling/Financial Services have concluded that, as of December 31, 2006, our disclosure controls and procedures are effective to achieve their intended objectives.

        Management's annual report on internal control over financial reporting.    The management of DaimlerChrysler is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        DaimlerChrysler's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

        Based on its assessment, management believes that, as of December 31, 2006, the company's internal control over financial reporting is effective.

        KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on management's assessment of the company's internal control over financial reporting as of December 31, 2006. This attestation report appears on page F-3.

        Changes in internal control over financial reporting.    During the period covered by this report, there have not been any changes in the Company's internal control over financial reporting (as such term is defined in

Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

        Our supervisory board has determined that Mr. Bernhard Walter is an "audit committee financial expert" as that term is defined by SEC rules, and that he is "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B. Code of Ethics.

        Our supervisory board has adopted our code of ethics, a code that applies to members of the board of management, including its chairman and the member responsible for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at www.daimlerchrysler.com/coe. We amended our code of ethics in February 2007 to update its conflicts of interest provisions by requiring compliance with our new Conflicts of Interest Policy and to require senior officers to disclose possible conflicts to our Business Practices Office rather than to their direct superiors.

Item 16C. Principal Accountant Fees and Services.

        In the annual meeting held on April 12, 2006, our shareholders appointed KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Berlin and Frankfurt am Main to serve as our independent auditor for the 2006 fiscal year. For additional information regarding the appointment of our independent auditor please refer to "Item 6. Directors, Senior Management and Employees." The following table summarizes fees charged in connection with professional services provided by KPMG DTG and other independent member firms within the international KPMG network for each of the last two fiscal years.

	Year Ended December 31,
	2006	2005
	(€ in millions)
Audit Fees	62	42
Audit-Related Fees	4	11
Tax Fees	3	5
All Other Fees	4	4

Total	73	62

        "Audit Fees" are the aggregate fees billed or expected to be billed for the audit of our consolidated and annual financial statements, the audit of internal control over financial reporting, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements as well as business system controls audits.

        "Audit-Related Fees" are fees billed for services rendered during the respective fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements as well as advisory services associated with our financial reporting.

        "Tax Fees" are fees billed for services rendered during the respective fiscal years for tax compliance services, tax advice on actual or contemplated transactions and tax consulting associated with international transfer prices.

        "All Other Fees" are fees billed for services rendered during the respective fiscal years for advisory services in connection with our internal controls over financial reporting. This category also includes other immaterial support services.

Audit Committee's pre-approval policies and procedures.

        Our audit committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our audit committee and the appointment of our independent auditor, please refer to "Item 6. Directors, Senior Management and Employees." In 2003, our audit committee adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit Related Services, Tax Services, and Other Services that may be performed by our independent auditors. In addition, the audit committee limited the aggregate amount in fees our independent auditors may receive during the 2006 fiscal year for non-audit services in certain categories.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

        Mr. Erich Klemm and Mr. Stefan Schwaab are employees of DaimlerChrysler who are non-executive officers serving on our supervisory board and our audit committee consistent with German law (Co-determination Act) and the company's rules of procedure for the supervisory board. As such, they are exempt under Rule 10A-3(b)(1)(iv)(C) of the Securities Exchange Act of 1934 from the New York Stock Exchange listing standard for audit committees relating to "independence." We do not believe that their status as employees materially adversely affects the ability of our audit committee to act independently.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        The following table sets out certain information concerning purchases by us during 2006:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/06 - 1/31/06	—	—	N/A	N/A
February 2/1/06 - 2/28/06	46,237	47,35	N/A	N/A
March 3/1/06 - 3/31/06	262,394	46,28	N/A	N/A
April 4/1/06 - 4/30/06	—	—	N/A	N/A
May 5/1/06 - 5/31/06	31	46,44	N/A	N/A
June 6/1/06 - 6/30/06	222,071	37,61	N/A	N/A
July 7/1/06 - 7/31/06	476	38,30	N/A	N/A
August 8/1/06 - 8/31/06	—	—	N/A	N/A
September 9/1/06 - 9/30/06	—	—	N/A	N/A
October 10/1/06 - 10/31/06	155,176	40,72	N/A	N/A
November 11/1/06 - 11/30/06	—	—	N/A	N/A
December 12/1/06 - 12/31/06	—	—	N/A	N/A

Total	686,385	42,28	N/A	N/A

        The shares recorded in the above table relate solely to purchases of DaimlerChrysler AG's ordinary shares made under our supported employee stock ownership programs.

        Purchases of DaimlerChrysler AG's ordinary shares or certificates and options on those shares made by our sponsored pension and other post-retirement benefit plans are not recorded in the above table. Our sponsored pension and other post-retirement benefit plans purchased in 2006 an aggregate amount of 5,775,879 certificates and options on DaimlerChrysler AG's ordinary shares for an average price per unit of €46.96.

PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements on pages F-1 through F-88.

Item 19. Exhibits.

We have filed the following documents as exhibits to this annual report:
1.1	Memorandum and Articles of Incorporation (Satzung) of DaimlerChrysler AG as amended to date.
2.1	The total amount of long-term debt securities of DaimlerChrysler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of DaimlerChrysler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
7.	Ratios of Earnings to Fixed Charges
8.1	Significant subsidiaries owned, directly or indirectly, by DaimlerChrysler AG as of December 31, 2006, as defined in Regulation S-X, §210.1-02(w): See "Significant Subsidiaries" in "Item 4. Information on the Company."
12.1	Certification of Chairman of the Board of Management pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management responsible for Finance & Controlling / Financial Services pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.
99.1	Declaration by the Board of Management and Supervisory Board of DaimlerChrysler AG pursuant to §161 Joint Stock Corporation Act (AktG) regarding the amended German Corporate Governance Code in effect as of June 12, 2006.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 27, 2007

DAIMLERCHRYSLER AG
By:	/s/ DIETER ZETSCHE Dr. Dieter Zetsche Chairman of the Board of Management / Head of Mercedes Car Group
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling / Financial Services

DAIMLERCHRYSLER AG

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
DaimlerChrysler AG:

        We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States of America.

        As described in Note 1 to the consolidated financial statements, DaimlerChrysler adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006. As described in Note 1 and 10 to the consolidated financial statements, DaimlerChrysler adopted FASB Statement No. 123 (revised), "Share-Based Payment" in 2006 and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143" in 2005.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of DaimlerChrysler's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
DaimlerChrysler AG:

        We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that DaimlerChrysler AG maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DaimlerChrysler AG's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that DaimlerChrysler AG maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, DaimlerChrysler AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 26, 2007

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income

		Consolidated
		Year ended December 31,
(in millions of €, except per share amounts)	Note	2006	2005	2004

Revenues	34.	151,589	149,776	142,059

Cost of sales	5.	(125,673)	(122,861)	(114,706)

Gross profit		25,916	26,915	27,353

Selling, general administrative and other expenses	5.	(18,513)	(18,981)	(17,978)

Research and development		(5,331)	(5,649)	(5,658)

Other income	6.	1,305	966	895

Goodwill impairment	11.	—	(30)	—

Income before financial income		3,377	3,221	4,612

Financial income (expense), net (therein loss on issuance of associated company stock of €135 million in 2004)	7.	616	217	(1,077)

Income before income taxes		3,993	3,438	3,535

Income tax (expense) benefit	8.	(706)	(513)	(1,177)

Minority interests		(56)	(74)	108

Income before cumulative effects of changes in accounting principles		3,231	2,851	2,466

Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R and FIN 47, net of taxes	10.	(4)	(5)	—

Net income		3,227	2,846	2,466

Earnings per share	35.

Basic earnings per share

Income before cumulative effects of changes in accounting principles		3.16	2.80	2.43

Cumulative effects of changes in accounting principles		—	—	—

Net income		3.16	2.80	2.43

Diluted earnings per share

Income before cumulative effects of changes in accounting principles		3.14	2.80	2.43

Cumulative effects of changes in accounting principles		—	—	—

Net income		3.14	2.80	2.43

The accompanying notes are an integral part of these Consolidatd Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income

Industrial Business[1]			Financial Services[1,2]
Year ended December 31,			Year ended December 31,
2006	2005	2004	2006	2005	2004	(in millions of €, except per share amounts)

134,340	134,340	128,133	17,159	15,436	13,926	Revenues

(111,409)	(110,293)	(103,910)	(14,264)	(12,568)	(10,796)	Cost of sales

23,021	24,047	24,223	2,895	2,868	3,130	Gross profit

(17,300)	(17,722)	(16,747)	(1,213)	(1,259)	(1,231)	Selling, general administrative and other expenses

(5,331)	(5,649)	(5,658)	—	—	—	Research and development

1,276	921	833	29	45	62	Other income

—	(30)	—	—	—	—	Goodwill impairment

1,666	1,567	2,651	1,711	1,654	1,961	Income before financial income

599	192	(1,043)	17	25	(34)	Financial income (expense), net (therein loss on issuance of associated company stock of €135 million in 2004)

2,265	1,759	1,608	1,728	1,679	1,927	Income before income taxes

(33)	133	(442)	(673)	(646)	(735)	Income tax (expense) benefit

(45)	(63)	113	(11)	(11)	(5)	Minority interests

2,187	1,829	1,279	1,044	1,022	1,187	Income before cumulative effects of changes in accounting principles

(4)	(5)	—	—	—	—	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of SFAS 123R and FIN 47, net of taxes

2,183	1,824	1,279	1,044	1,022	1,187	Net income

1
Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

2
Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Balance Sheets

		Consolidated		Industrial Business[1]		Financial Services[1,2]
		At December 31,		At December 31,		At December 31,
(in millions of €)	Note	2006	2005	2006	2005	2006	2005

Assets

Goodwill	11.	1,683	1,881	1,615	1,822	68	59

Other intangible assets	12.	765	3,191	709	3,133	56	58

Property, plant and equipment, net	13.	34,021	36,739	33,880	36,565	141	174

Investments and long-term financial assets	19.	6,001	6,356	5,716	6,084	285	272

Equipment on operating leases, net	14.	36,958	34,238	2,907	3,629	34,051	30,609

Fixed assets		79,428	82,405	44,827	51,233	34,601	31,172

Inventories	15.	17,750	19,139	16,170	17,674	1,580	1,465

Trade receivables	16.	7,359	7,595	7,120	7,348	239	247

Receivables from financial services	17.	52,334	61,101	—	—	52,334	61,101

Other assets	18.	11,370	8,731	6,566	4,654	4,804	4,077

Securities	19.	5,985	4,936	5,614	4,502	371	434

Cash and cash equivalents	20.	7,136	7,711	5,908	6,894	1,228	817

Non-fixed assets		101,934	109,213	41,378	41,072	60,556	68,141

Deferred taxes	8.	6,093	7,249	5,873	7,060	220	189

Prepaid expenses	21.	2,567	1,391	2,463	1,299	104	92

Disposal group Off-Highway, assets held for sale	9.	—	1,374	—	1,374	—	—

Total assets (thereof short-term 2006: €72,546; 2005: €74,909)		190,022	201,632	94,541	102,038	95,481	99,594

Liabilities and stockholders' equity

Capital stock		2,673	2,647

Additional paid-in capital		8,588	8,221

Retained earnings		33,388	31,688

Accumulated other comprehensive loss		(10,494)	(6,107)

Treasury stock		—	—

Stockholders' equity	22.	34,155	36,449	25,248	26,859	8,907	9,590

Minority interests		663	653	621	614	42	39

Accrued liabilities	24.	46,261	46,682	44,810	45,389	1,451	1,293

Financial liabilities	25.	78,518	80,932	5,056	4,146	73,462	76,786

Trade liabilities	26.	13,716	14,591	13,487	14,381	229	210

Other liabilities	27.	7,793	9,053	5,414	6,561	2,379	2,492

Liabilities		100,027	104,576	23,957	25,088	76,070	79,488

Deferred taxes	8.	717	4,203	(5,124)	(2,309)	5,841	6,512

Deferred income	28.	8,199	8,298	5,029	5,626	3,170	2,672

Disposal group Off-Highway, liabilities held for sale	9.	—	771	—	771	—	—

Total liabilities (thereof short-term 2006: €76,045; 2005: €86,399)		155,867	165,183	69,293	75,179	86,574	90,004

Total liabilities and stockholders' equity		190,022	201,632	94,541	102,038	95,481	99,594

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

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Unrecognized pension and healthcare obligations	Treasury stock	Total

Balance at January 1, 2004	2,633	7,915	29,414	(1,163)	333	2,227	(6,873)	—	34,486

Net income	—	—	2,466	—	—	—	—	—	2,466
Other comprehensive loss	—	—	—	(715)	(206)	(369)	(748)	—	(2,038)

Total comprehensive income									428

Stock based compensation	—	127	—	—	—	—	—	—	127
Purchase of capital stock	—	—	—	—	—	—	—	(30)	(30)
Re-issuance of treasury stock	—	—	—	—	—	—	—	30	30
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2004	2,633	8,042	30,361	(1,878)	127	1,858	(7,621)	—	33,522

Net income	—	—	2,846	—	—	—	—	—	2,846
Other comprehensive income (loss)	—	—	—	2,727	(18)	(1,223)	(79)	—	1,407

Total comprehensive income									4,253

Stock based compensation	—	87	—	—	—	—	—	—	87
Issuance of new shares	14	141	—	—	—	—	—	—	155
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Re-issuance of treasury stock	—	—	—	—	—	—	—	21	21
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Other	—	(49)	—	—	—	—	—	—	(49)

Balance at December 31, 2005	2,647	8,221	31,688	849	109	635	(7,700)	—	36,449

Net income	—	—	3,227	—	—	—	—	—	3,227
Other comprehensive income (loss)	—	—	—	(1,817)	33	263	4,549	—	3,028
Initial application of SFAS 158	—	—	—	—	—	—	(7,415)	—	(7,415)
Total other comprehensive loss	—	—	—	(1,817)	33	263	(2,866)	—	(4,387)

Total comprehensive loss									(1,160)

Stock based compensation	—	39	—	—	—	—	—	—	39
Issuance of new shares	26	284	—	—	—	—	—	—	310
Purchase of capital stock	—	—	—	—	—	—	—	(29)	(29)
Re-issuance of treasury stock	—	—	—	—	—	—	—	29	29
Dividends	—	—	(1,527)	—	—	—	—	—	(1,527)
Other	—	44	—	—	—	—	—	—	44

Balance at December 31, 2006	2,673	8,588	33,388	(968)	142	898	(10,566)	—	34,155

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows*

	Consolidated
	Year ended December 31,
(in millions of €)	2006	2005	2004

Net income	3,227	2,846	2,466

Income (loss) applicable to minority interests	56	74	(108)

Cumulative effects of changes in accounting principles	4	5	—

Gains on disposals of shares in companies	(320)	(732)	(281)

Depreciation and amortization of equipment on operating leases	7,563	6,341	5,445

Depreciation and amortization of fixed assets	6,111	6,309	5,860

Change in deferred taxes	(525)	(809)	(593)

Equity (income) loss from equity method investments	(318)	(103)	933

Change in financial instruments	(497)	298	(275)

(Gains) losses on disposals of fixed assets/securities	(975)	(1,370)	(520)

Change in trading securities	(44)	(4)	(26)

Change in accrued liabilities	56	45	1,227

Net changes in inventory-related receivables from financial services	155	(207)	(2,455)

Changes in other operating assets and liabilities:

— Inventories, net	451	(1,519)	(1,393)

— Trade receivables	(224)	(443)	242

— Trade liabilities	241	802	1,186

— Other assets and liabilities	(945)	820	(648)

Cash provided by operating activities	14,016	12,353	11,060

Purchases of fixed assets:

— Increase in equipment on operating leases	(24,493)	(20,236)	(17,678)

— Purchases of property, plant and equipment	(5,938)	(6,580)	(6,386)

— Purchases of other fixed assets	(330)	(272)	(514)

Proceeds from disposals of equipment on operating leases	12,718	11,643	10,468

Proceeds from disposals of fixed assets	935	1,098	741

Payments for investments in businesses	(473)	(552)	(264)

Proceeds from disposals of businesses	1,158	516	1,218

Investments in/collections from wholesale receivables	(5,913)	(5,195)	(5,978)

Proceeds from sale of wholesale receivables	5,814	5,288	6,331

Investments in retail receivables	(27,550)	(27,073)	(30,488)

Collections on retail receivables	18,322	21,262	17,148

Proceeds from sale of retail receivables	12,682	8,612	9,531

Acquisitions of securities (other than trading)	(14,827)	(10,773)	(4,211)

Proceeds from sales of securities (other than trading)	13,467	11,025	3,481

Change in other cash	(153)	15	(81)

Cash used for investing activities	(14,581)	(11,222)	(16,682)

Change in commercial paper borrowings and short-term financial liabilities	1,165	1,407	2,453

Additions to long-term financial liabilities	20,315	14,322	15,013

Repayment of long-term financial liabilities	(19,741)	(15,867)	(13,370)

Dividends paid (including profit transferred from subsidiaries)	(1,553)	(1,575)	(1,547)

Proceeds from issuance of capital stock (including minority interests)	339	227	30

Purchase of treasury stock	(29)	(27)	(30)

Cash provided by (used for) financing activities	496	(1,513)	2,549

Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(467)	620	(313)

Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	(536)	238	(3,386)

Cash and cash equivalents (maturing within 3 months)

At beginning of period	7,619	7,381	10,767

At end of period	7,083	7,619	7,381

*
For other information regarding Consolidated Statements of Cash Flows, see Note 29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business[1]			Financial Services[1,2]
Year ended December 31,			Year ended December 31,
						(in millions of €)
2006	2005	2004	2006	2005	2004

2,183	1,824	1,279	1,044	1,022	1,187	Net income

44	63	(113)	12	11	5	Income (loss) applicable to minority interests

4	5	—	—	—	—	Cumulative effects of changes in accounting principles

(323)	(732)	(281)	3	—	—	Gains on disposals of shares in companies

617	667	544	6,946	5,674	4,901	Depreciation and amortization of equipment on operating leases

6,067	6,248	5,736	44	61	124	Depreciation and amortization of fixed assets

(522)	(356)	(1,211)	(3)	(453)	618	Change in deferred taxes

(299)	(92)	951	(19)	(11)	(18)	Equity (income) loss from equity method investments

(485)	297	(288)	(12)	1	13	Change in financial instruments

(991)	(1,320)	(524)	16	(50)	4	(Gains) losses on disposals of fixed assets/securities

(48)	(3)	(29)	4	(1)	3	Change in trading securities

(251)	(32)	1,081	307	77	146	Change in accrued liabilities

155	(207)	(2,455)	—	—	—	Net changes in inventory-related receivables from financial services

						Changes in other operating assets and liabilities:

633	(1,518)	(1,535)	(182)	(1)	142	— Inventories, net

(224)	(419)	210	—	(24)	32	— Trade receivables

211	806	1,193	30	(4)	(7)	— Trade liabilities

(1,595)	989	(805)	650	(169)	157	— Other assets and liabilities

5,176	6,220	3,753	8,840	6,133	7,307	Cash provided by operating activities

						Purchases of fixed assets:

(3,722)	(4,181)	(3,828)	(20,771)	(16,055)	(13,850)	— Increase in equipment on operating leases

(5,909)	(6,537)	(6,298)	(29)	(43)	(88)	— Purchases of property, plant and equipment

(310)	(253)	(496)	(20)	(19)	(18)	— Purchases of other fixed assets

5,018	4,996	4,514	7,700	6,647	5,954	Proceeds from disposals of equipment on operating leases

908	1,066	705	27	32	36	Proceeds from disposals of fixed assets

(447)	(566)	(244)	(26)	14	(20)	Payments for investments in businesses

1,169	186	1,176	(11)	330	42	Proceeds from disposals of businesses

26,656	26,963	29,911	(32,569)	(32,158)	(35,889)	Investments in/collections from wholesale receivables

(26,137)	(27,246)	(27,849)	31,951	32,534	34,180	Proceeds from sale of wholesale receivables

3,643	3,818	4,457	(31,193)	(30,891)	(34,945)	Investments in retail receivables

(3,189)	(2,824)	(3,848)	21,511	24,086	20,996	Collections on retail receivables

(1,059)	(504)	(115)	13,741	9,116	9,646	Proceeds from sale of retail receivables

(14,862)	(10,773)	(4,210)	35	—	(1)	Acquisitions of securities (other than trading)

13,467	11,017	3,445	—	8	36	Proceeds from sales of securities (other than trading)

28	75	(189)	(181)	(60)	108	Change in other cash

(4,746)	(4,763)	(2,869)	(9,835)	(6,459)	(13,813)	Cash used for investing activities

3,734	848	1,481	(2,569)	559	972	Change in commercial paper borrowings and short-term financial liabilities

4,522	2,297	2,661	15,793	12,025	12,352	Additions to long-term financial liabilities

(8,671)	(4,609)	(6,953)	(11,070)	(11,258)	(6,417)	Repayment of long-term financial liabilities

(603)	(287)	(585)	(950)	(1,288)	(962)	Dividends paid (including profit transferred from subsidiaries)

303	195	(255)	36	32	285	Proceeds from issuance of capital stock (including minority interests)

(29)	(27)	(30)	—	—	—	Purchase of treasury stock

(744)	(1,583)	(3,681)	1,240	70	6,230	Cash provided by (used for) financing activities

(428)	548	(291)	(39)	72	(22)	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)

(742)	422	(3,088)	206	(184)	(298)	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)

						Cash and cash equivalents (maturing within 3 months)

6,803	6,381	9,469	816	1,000	1,298	At beginning of period

6,061	6,803	6,381	1,022	816	1,000	At end of period

1
Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

2
Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Fixed Assets Schedule

	Acquisition or Manufacturing Costs
(in millions of €)	Balance at January 1, 2006	Currency change	Change in consolidated group	Additions	Reclassi- fications	Disposals	Balance at December 31, 2006

Goodwill	3,082	(262)	—	8	—	48	2,780
Other intangible assets	4,132	(341)	(1)	258	10	2,226	1,832

Intangible assets	7,214	(603)	(1)	266	10	2,274	4,612

Land, leasehold improvements and buildings including buildings on land owned by others	22,379	(1,126)	(74)	228	497	657	21,247
Technical equipment and machinery	35,104	(2,203)	(470)	882	1,798	1,772	33,339
Other equipment, factory and office equipment	27,378	(1,698)	(65)	1,023	2,219	1,651	27,206
Advance payments relating to plant and equipment and construction in progress	4,680	(370)	(1)	4,090	(4,554)	47	3,798

Property, plant and equipment	89,541	(5,397)	(610)	6,223	(40)	4,127	85,590

Investments in affiliated companies	930	(11)	(92)	106	(15)	151	767

Loans to affiliated companies	138	—	—	92	—	112	118
Investments in associated companies	3,983	(7)	(14)	68	3	46	3,987
Investments in related companies	768	(4)	(6)	90	12	42	818
Loans to associated and related companies	73	(6)	—	—	—	38	29
Long-term securities	607	(91)	—	50	—	—	566
Other loans	226	(1)	(113)	6	—	85	33

Investments and long-term financial assets	6,725	(120)	(223)	412	—	474	6,320

Equipment on operating leases	44,896	(3,896)	—	24,522	30	17,223	48,329

1      Currency translation changes with period end rates.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

Depreciation/Amortization							Book Value[1]
Balance at January 1, 2006	Currency change	Change in consoli- dated group	Additions	Reclassi- fications	Disposals	Balance at December 31, 2006	Balance at December 31, 2006	Balance at December 31, 2005	(in millions of €)

1,201	(102)	—	—	—	2	1,097	1,683	1,881	Goodwill
941	(67)	(1)	255	1	62	1,067	765	3,191	Other intangible assets

2,142	(169)	(1)	255	1	64	2,164	2,448	5,072	Intangible assets

10,501	(418)	(60)	568	(72)	419	10,100	11,147	11,878	Land, leasehold improvements and buildings including buildings on land owned by others
23,654	(1,307)	(436)	2,465	(25)	1,712	22,639	10,700	11,450	Technical equipment and machinery
18,546	(1,110)	(61)	2,763	90	1,495	18,733	8,473	8,832	Other equipment, factory and office equipment
101	(4)	—	—	—	—	97	3,701	4,579	Advance payments relating to plant and equipment and construction in progress

52,802	(2,839)	(557)	5,796	(7)	3,626	51,569	34,021	36,739	Property, plant and equipment

164	—	(1)	50	—	59	154	613	766	Investments in affiliated companies

6	—	—	—	—	1	5	113	132	Loans to affiliated companies
10	—	(10)	—	—	—	—	3,987	3,973	Investments in associated companies
180	—	(3)	10	—	35	152	666	588	Investments in related companies
1	—	—	—	—	—	1	28	72	Loans to associated and related companies
1	—	—	—	—	—	1	565	606	Long-term securities
7	—	—	—	—	3	4	29	219	Other loans

369	—	(12)	60	—	98	319	6,001	6,356	Investments and long-term financial assets

10,658	(914)	—	7,563	6	5,942	11,371	36,958	34,238	Equipment on operating leases

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

BASIS OF PRESENTATION

1. Summary of Significant Accounting Policies

        General. The consolidated financial statements of DaimlerChrysler AG and its subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). All amounts are presented in euros ("€").

        Certain amounts reported in previous years have been reclassified to conform to the 2006 presentation.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by US GAAP and is not intended to, and does not represent the separate US GAAP results of operations and financial position of the Group's industrial or financial services business activities. Information concerning the financial services business activities of the Group refers to the financing and leasing business of the Financial Services segment excluding Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

        Use of estimates. Preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses for the period. Significant items related to such estimates and assumptions include recoverability of investments in equipment on operating leases, collectibility of sales financing and finance lease receivables, sales incentive obligations, warranty obligations, assets and obligations related to employee benefits and useful lives of fixed assets. Actual amounts could differ from those estimates.

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

        A decline in fair value of an investment in any associated company below its carrying amount that is deemed to be other than temporary results in a reduction in the carrying amount of the investment to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

        The European Aeronautic Defence and Space Company EADS N.V. ("EADS") constitutes a significant associated company. Because the financial statements of EADS are not made available to DaimlerChrysler in time to apply the equity method of accounting, the Group's proportionate share of the results of operations of this associated company are included in DaimlerChrysler's consolidated financial statements with a three month lag.

        Foreign currencies. The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euros using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. The statements of income and the statements of cash flows are translated using average exchange rates during the respective periods.

        The exchange rates for the US dollar, which is the significant foreign currency used in the preparation of the consolidated financial statements were as follows:

		2006	2005	2004
		€1 =	€1 =	€1 =
Exchange rate at December 31		1.3170	1.1797	1.3621
Average exchange rates	First quarter	1.2023	1.3113	1.2497
	Second quarter	1.2582	1.2594	1.2046
	Third quarter	1.2743	1.2199	1.2218
	Fourth quarter	1.2887	1.1897	1.2977

        Revenue recognition. Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Revenues are disclosed net of taxes collected from customers and remitted to governmental authorities. Shipping and handling costs are recorded as cost of sales in the period incurred.

        DaimlerChrysler uses price discounts to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

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

        Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similarly to an operating lease in accordance with Emerging Issues Task Force ("EITF") 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." The guarantee of the resale value may take the form of an obligation by DaimlerChrysler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

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

        Further information on the Group's securitized sold receivables is included in Note 33.

        Estimated credit losses. DaimlerChrysler determines its allowance for credit losses based on an ongoing systematic review and evaluation performed as part of the credit-risk evaluation process. The evaluation performed considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Certain receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated for impairment individually based on the fair value of the underlying collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts. DaimlerChrysler generally does not originate or purchase receivables for resale. Loans that are classified as held for sale are carried at the lower of cost or market value when it is determined that the market price for the loan represents the estimated future cash flows on the loan.

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

        Income taxes. Current income taxes are determined based on respective local taxable income and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed and interest on taxes as well as ancillary tax payments. Deferred tax reflects the changes in deferred tax assets and liabilities except for changes recognized in other comprehensive loss. Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry forwards and tax credits. Amortization of these differences or realization of loss carry forwards and tax credits are based on enacted local tax rules and tax rates. DaimlerChrysler recognizes a valuation allowance on deferred tax assets if it is more likely than not that the benefit from the deferred tax asset will not be realized.

        Pension and other postretirement plans. The measurement of pension and other postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively.

        The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value of plan assets. Amortization of a cumulative actuarial net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that cumulative actuarial net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation for pension plans or the accumulated postretirement benefit obligation for other postretirement plans or (2) the fair value of that plan's assets. In such cases, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 24a).

        The recognition of the funded status in accordance with SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," was adopted as of December 31, 2006. Prior to adoption, actuarial gains and losses were recognized on a delayed basis in the income statement and the funded status was not recognized on the balance sheet. Actuarial gains and losses comprise changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or differences between actual and expected return on plan assets and from changes in assumptions.

        With the adoption of the recognition provisions in SFAS 158 as of December 31, 2006, the funded status of defined benefit plans is recognized entirely on the balance sheet. Under SFAS 158, the amount recognized as asset or liability for pension and other postretirement benefit plans is measured as the difference between the benefit obligation and the fair value of plan assets. Overfunded plans are aggregated and recognized as an asset while underfunded plans are aggregated and recognized as a liability. The offsetting entry for previously unrecognized actuarial gains and losses, and prior service cost or credits is made in accumulated other comprehensive loss. The amounts in accumulated other comprehensive loss are recognized net of income tax effects with respective adjustments in deferred tax assets and liabilities. The adoption of SFAS 158 does not impact the recognition policies for pension costs in the consolidated income statement.

        Earnings per share. Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted. See Note 35 for further information.

        Goodwill and other intangible assets. The Group accounts for all business combinations initiated after June 30, 2001, in accordance with SFAS 141, "Business Combinations" using the purchase method of accounting. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the assets acquired and the liabilities assumed after taking into consideration the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

        Goodwill acquired and intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment. DaimlerChrysler evaluates the recoverability of its goodwill at least annually or when significant events occur or when there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value of their future cash flows. In addition, any recognized intangible asset determined to have an indefinite useful life is tested at least annually for impairment until its life is determined to be no longer indefinite. Intangible assets with estimable useful lives are valued at acquisition cost, are amortized on a straight-line basis over their respective estimated useful lives (2 to 10 years) to their estimated residual values, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable.

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

Buildings and site improvements	5 to 50 years
Technical equipment and machinery	3 to 30 years
Other equipment, factory and office equipment	2 to 33 years

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

Equipment on operating leases where the Group is lessor is carried initially at its acquisition or production cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third-party information as well as projections based on historical experience about expected resale values for the types of equipment leased.

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

        Assets and liabilities held for sale. Long-lived assets and disposal groups classified as held for sale are disclosed separately. Long-lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. See Note 9 for further information.

        Non-fixed assets. Non-fixed assets comprise the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In these notes, the portion of assets to be realized in excess of one year has been disclosed.

        Inventories. Inventories are valued at the lower of acquisition or manufacturing cost or market value, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's US inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

        Marketable securities and investments. Securities and certain investments are accounted for at fair value, if fair value is readily determinable. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near-term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive loss, net of applicable income taxes, until realized. All other securities and investments are recorded at cost. A decline in value of any available-for-sale security or cost-method investment below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the security or the cost-method investment to fair value establishing a new cost basis.

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

        The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes, as a component of accumulated other comprehensive loss until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the estimated cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy.

        An impairment adjustment to the carrying value of the retained interests is recognized in the period a decline in the estimated cash flows below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered to be other than temporary. Other than temporary impairment adjustments are generally recorded as a reduction of revenue.

        Cash equivalents. The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 20. For purposes of the consolidated statements of cash flows, the Group considers cash on hand, checks, demand deposits at financial institutions and cash equivalents. Those cash equivalents represent securities with original maturities of three months or less.

        Derivative instruments and hedging activities. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or accrued liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive loss, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive loss on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked-to-market and affect earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

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

        The accrued liability for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of probable recoveries from suppliers.

        The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventories. The majority of vehicles held in dealers' inventories are sold to consumers within the next quarter and the accrued liability for sales incentives is adjusted to reflect recent actual experience.

        DaimlerChrysler recognizes, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee. DaimlerChrysler applies these provisions for guarantees issued or modified after December 31, 2002. If performance under the guarantee is probable and the amount can be reasonably estimated, a liability for the contingent obligation is recognized for any guarantee regardless of its date of issuance. Further information on the Group's obligations under guarantees is included in Note 24b and 31.

        DaimlerChrysler records the fair value of an asset retirement obligation, including obligations whose timing or method of settlement is conditional upon a future event, in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets, and subsequently adjusts the carrying amount for changes in expected cash flows and the passage of time.

        Deposits from direct banking business. Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

        Stock-based compensation. DaimlerChrysler adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all stock options granted after December 31, 2002, has been measured principally at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003 continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant.

        The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in periods affected.

	Year ended December 31,
(in millions of €)	2005	2004
Net income	2,846	2,466
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	57	81
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(59)	(113)

Pro forma net income	2,844	2,434

Earnings per share (in €):
Basic	2.80	2.43
Basic — pro forma	2.80	2.40
Diluted	2.80	2.43
Diluted — pro forma	2.79	2.40

        DaimlerChrysler adopted the fair value recognition provisions of SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") on January 1, 2006, using a modified version of prospective application. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

        DaimlerChrysler applies SFAS 123R to all awards granted, modified, repurchased or cancelled after January 1, 2006. Additionally, DaimlerChrysler applies SFAS 123R to awards granted before January 1, 2006, for which the requisite service has not been rendered as of this date and for all liability classified awards outstanding as of January 1, 2006. Further information on the adoption of SFAS 123R and stock-based compensation is included in Notes 10 and 23.

        New accounting standards not yet adopted. In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes." FIN 48 determines how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the more likely than-not threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. FIN 48 also requires significant new annual disclosures. FIN 48 will be applied beginning January 1, 2007. The cumulative effect will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption, except for items that would not be recognized in earnings, such as the effects of the positions related to business combinations. DaimlerChrysler is currently determining the effect of FIN 48 on the Group's consolidated financial statements.

        Also in July 2006, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction." FSP FAS 13-2 requires an entity to recalculate the allocation of income for a leveraged lease transaction from the inception of the lease if, during the lease term, the projected timing or amount of income tax cash flows generated by the transaction is revised, even if the amount of the income tax cash flows is not affected. The lessor has to apply FIN 48 in making the assessment of its tax position. FSP FAS 13-2 should be applied to all leveraged leases beginning January 1, 2007. The cumulative effect shall be reported as an adjustment to the beginning balance of retained earnings as of the date of adoption without an effect on profit or loss. While DaimlerChrysler cannot currently predict with certainty the extent of changes to the projected income tax cash flows relating to the leveraged lease transactions, DaimlerChrysler is currently evaluating the impact of the adoption of FSP FAS 13-2 on the Group's consolidated financial statements and estimates that the potential reduction of retained earnings (without an effect on profit or loss) could range from approximately €0.2 billion to €0.4 billion. Any adjustment to retained earnings would then be recognized as a component of net income over the remaining lives of the respective lease.

        In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits measurement of recognized financial assets and liabilities at fair value with some certain exceptions such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or parenthetically be disclosed in the statement of financial position. SFAS 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS 159 shall be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The effect of the first remeasurement to fair value of eligible items existing will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption. DaimlerChrysler is currently determining the policy of adoption as well as the resulting effect of SFAS 159 on the Group's consolidated financial statements.

2. Scope of Consolidation and Certain Variable Interest Entities

        Scope of consolidation. DaimlerChrysler comprises, besides DaimlerChrysler AG, 433 (2005: 494) German and non-German subsidiaries as well as 3 (2005: 4) companies (variable interest entities) that have been consolidated in accordance with the requirements of FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" ("FIN 46R"). A total of 103 (2005: 96) companies are accounted for in the consolidated financial statements using the equity method of accounting. In addition, 1 (2005: 3 companies) company administering pension funds whose assets are subject to restrictions has not been included in the consolidated financial statements.

        Variable interest entities. DaimlerChrysler determined that it is the primary beneficiary of several leasing arrangements that are consolidated in accordance with the provisions of FIN 46R. Under the leasing arrangements, variable interest entities were established which raised funds by issuing either debt or equity securities to third-party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is partially leased by the Group and used in the normal course of business. Another part of the property and equipment is leased by suppliers and is used for the production of goods delivered to DaimlerChrysler. Total assets of those consolidated entities amount to €0.1 billion and €0.5 billion and total liabilities amount to €0.2 billion and €0.7 billion as of December 31, 2006 and 2005, respectively.

        In addition, DaimlerChrysler has equity or other variable interests in a number of other variable interest entities where it is not the primary beneficiary. Among these entities are Toll Collect, multi-seller bank conduits, and other variable interest entities. Note 3 provides disclosure about the Group's involvement in Toll Collect, while multi-seller bank conduits are discussed in Note 33. DaimlerChrysler's aggregate maximum exposure to loss arising from its investments in the other variable interest entities was €0.4 billion as of December 31, 2006.

3. Significant Equity Method Investments

        EADS. At December 31, 2006, the European Aeronautic Defence and Space Company EADS N.V. ("EADS") was the most significant investment accounted for under the equity method.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% interest in EADS shares. The securities lending has several tranches with terms ranging between three and four years. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler. Simultaneously the Group also entered into options based on EADS shares which provide it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but give the counterparty the right to participate in increases of the share price above a higher threshold while obtaining protection against a decrease of the share price below a minimum amount per share.

        In addition, on April 4, 2006, DaimlerChrysler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, DaimlerChrysler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler.

        The transactions contracted on July 7, 2004, and April 4, 2006, reduced the Group's legal ownership percentage in EADS, which was 22.5% as of December 31, 2006. As these transactions, however, do not meet the criteria of a sale, the EADS shares underlying these transactions continue to be carried as an investment on the balance sheet and, accordingly, DaimlerChrysler still accounted in 2006 for its 33% equity interest in EADS using the equity method of accounting. All derivatives relating to EADS shares are accounted for as derivatives with changes in fair value subsequent to initial measurement recognized in income. The mark-to-market valuations of these derivatives resulted in unrealized gains of €519 million in 2006, unrealized losses of €197 million in 2005 and unrealized gains of €3 million in 2004. In the Group's consolidated statements of income, these unrealized gains/losses are included in "financial income (expense), net."

        In January 2007, DaimlerChrysler settled the forward transaction contracted in April 2006 by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million.

        On February 9, 2007, a subsidiary of DaimlerChrysler agreed to issue equity interests to investors in exchange for €1.5 billion of cash. The newly issued equity interest can be converted by DaimlerChrysler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction will not result in the derecognition of the EADS shares upon issuance of the equity interests or gain recognition upon closing.

        DaimlerChrysler's equity in the income of EADS was €275 million, €324 million and €249 million in 2006, 2005 and 2004, respectively, including investor-level adjustments. DaimlerChrysler's equity in the income of EADS is shown in the Group's consolidated statements of income within "financial income (expense), net."

        The carrying amount of DaimlerChrysler's investment in EADS at December 31, 2006 and 2005 was €3,561 million and €3,564 million, respectively. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2006 by €1,899 million, primarily as a result of an other-than-temporary impairment charge recognized in 2003. At December 31, 2006, the market value of DaimlerChrysler's investment in EADS on a 33%-basis based on quoted market prices was €6,960 million.

        The following table presents summarized US GAAP financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

EADS

  (in millions of €)
   Income statement information1

	2006	2005	2004
Revenues	36,962	32,542	30,977
Net income	833	980	753

        Balance sheet information2

Fixed assets	33,140	32,462
Non-fixed assets	38,563	36,935

Total assets	71,703	69,397

Stockholders' equity	16,546	16,557
Minority interests	1,814	1,811
Accrued liabilities	10,809	10,825
Other liabilities	42,534	40,204

Total liabilities and stockholders' equity	71,703	69,397

1
For the period October 1 to September 30.

2
Balance sheet information as of September 30.

        MMC. Through June 29, 2004, the Group accounted for its investment in Mitsubishi Motors Corporation ("MMC") using the equity method of accounting. After that date through November 17, 2005, when the Group disposed of its remaining investment in MMC, the Group accounted for MMC shares as an available-for-sale marketable security at fair value.

        The Group's proportionate share in the results of MMC through June 29, 2004 was €(655) million and is reflected in DaimlerChrysler's consolidated statement of income in the line item "financial income (expense), net". This amount includes the effects from a dilution of the Group's interest in MMC of €(135) million and related realized gains from currency hedging of the net investment of €195 million (after tax €120 million).

        In November 2005, DaimlerChrysler sold all of its remaining MMC shares for €970 million in cash. Due to the gain on that sale, DaimlerChrysler's financial income and net income for 2005 increased by €681 million and €502 million, respectively.

        Toll Collect. In 2002, our subsidiary DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect"). DaimlerChrysler accounts for its 45% ownership interest in Toll Collect using the equity method of accounting. The Group has a significant variable interest in Toll Collect, a variable interest entity, but determined that it is not the primary beneficiary and therefore not required to consolidate Toll Collect.

        The following table presents summarized US GAAP financial information for Toll Collect, which was the basis for applying the equity method in the Group's consolidated financial statements:

Toll Collect

  (in millions of €)
   Income statement information for the year

	2006	2005	2004
Revenues	517	522	—
Net income (loss)	21	(143)	(1,071)

        Balance sheet information as of December 31

Noncurrent assets	392	457	458
Current assets	502	467	77
Total assets	894	924	535
Equity	17	(789)	(934)
Noncurrent liabilities	461	38	1,173
Current liabilities	416	1,675	296

Total liabilities and equity	894	924	535

        During the construction period of the toll collection system, the most significant assumptions used in accounting for the investment in Toll Collect related to the launch date of the toll collection system, the estimated cost to design and construct the system, and the operation of the system.

        According to the operating agreement, the toll collection system was to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. The failure to obtain the final operating permit by December 20, 2006, may lead to termination of the operating agreement by the Federal Republic of Germany. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

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

        Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting, which Toll Collect GmbH is contesting, may require the consortium members to provide additional operating funds to Toll Collect GmbH.

        The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues that allegedly arose from delays in the operability of the toll collection system. See Note 30 for additional information.

        Each of the consortium members (including DaimlerChrysler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, DaimlerChrysler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

  •
  Guarantee of bank loans. DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders. In 2006, bank loans previously obtained by the consortium and guaranteed by DaimlerChrysler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by DaimlerChrysler AG up to a maximum amount of €230 million. Associated with this loan repayment, the Group participated with 50% (€393 million) in a capital increase at Toll Collect GbR in 2006.

  •
  Guarantee of obligations. Towards the Federal Republic of Germany the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expired on December 31, 2006.

  •
  Equity maintenance undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

        While DaimlerChrysler's maximum future obligation resulting from the guarantee of the bank loan can be determined (€230 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material.

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

        In June 2005, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 45% equity interest in dAF and its outstanding subordinated loans receivable and unsecured loans to dAF for €325 million in cash to Cerberus Capital Management, L.P. The sale did not have a material impact on the Group's net income. Prior to the sale, DaimlerChrysler accounted for its investment in dAF using the equity method of accounting.

4. Acquisitions and Dispositions

Acquisitions

        MFTBC. In 2003 and 2004, DaimlerChrysler acquired from Mitsubishi Motors Corporation ("MMC") in two transactions a 65% controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for aggregate cost of €1,251 million. MFTBC is involved in the development, design, manufacture, assembly and sale of light-, medium- and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Beginning with the consummation of the transaction providing DaimlerChrysler with control over MFTBC on March 18, 2004, the Group's consolidated financial statements include the operations of MFTBC in the Truck Group segment. Before that, the Group's proportionate share of MFTBC's results was included in the Truck Group using the equity method of accounting (see also Note 34).

        Subsequent to DaimlerChrysler's acquisition of a controlling interest in MFTBC, a number of quality problems were identified. DaimlerChrysler was able to comprehensively assess those quality issues, define necessary technical solutions, a course of action to implement them and estimate the cost to be incurred to address and remedy the identified quality issues.

        Of the €1.1 billion quality costs recorded in 2004 by MFTBC, (i) €0.1 billion was recognized in "financial income (expense), net" in the statement of income representing DaimlerChrysler's proportionate share of the results of MFTBC, which was included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion was allocated to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period was closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

        During the first quarter of 2005, MFTBC finished investigating this product quality reports and its conclusions about the issues that required action. The level of information reached during this process enabled DaimlerChrysler to refine its estimate of the probable cost and an additional amount of €5 million was recorded in the first quarter of 2005.

        Under the two share purchase agreements under which DaimlerChrysler acquired interests in MFTBC, DaimlerChrysler had the right to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC resulted in a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. Under the terms of the settlement agreement, DaimlerChrysler received (i) MMC's remaining 20% stake in MFTBC, (ii) a cash payment of €72 million, (iii) promissory notes having an aggregate face value of €143 million, payable in four equal installments over the next four years and (iv) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. The parties also clarified the terms of their cooperation under other, ongoing agreements. The fair value assigned to the consideration received from MMC was €0.5 billion and has been allocated to income and goodwill consistent with DaimlerChrysler's accounting for the quality issues in 2004. Accordingly, €0.3 billion was recognized as a reduction of cost of sales and €0.2 billion was recognized as reduction of goodwill.

        As a result of the settlement with MMC, DaimlerChrysler's controlling interest in MFTBC increased from 65% to 85% and the aggregate purchase price after giving effect to the price reduction was €1,014 million. As of June 30, 2005, goodwill of €53 million related to the purchase price allocation of MFTBC was allocated to the Truck Group segment. The goodwill is not expected to be deductible for tax purposes.

Dispositions

        Off-Highway business. In September 2005, DaimlerChrysler acquired the 11.65% interest in MTU Friedrichshafen GmbH ("MTU-F") held by minority shareholders for €171 million in cash, including direct transaction costs. DaimlerChrysler has subsequently owned 100% of the MTU-F shares. As a result of this transaction, DaimlerChrysler recorded goodwill of €134 million that was allocated to goodwill of Van, Bus, Other.

        On December 27, 2005, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business unit, including the MTU-Friedrichshafen GmbH Group and the off-highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million due in 2018, subject to customary adjustments. On October 31, 2006, the parties determined the final consideration, which resulted in an increase of the sales price by €5 million, and the note receivable was redeemed by the acquirer for cash of €78 million. In 2006, the Off-Highway business positively impacted Group operating profit by €261 million (including a gain on the sale of €226 million), of which €

248 million and €13 million have been allocated to Van, Bus, Other and the Truck Group segment, respectively (see Note 34). In addition, net income was positively impacted by €204 million by the disposed of Off-Highway business in 2006.

        AmericanLaFrance. In the third quarter of 2005, as part of the Group's ongoing strategy to focus on its core automotive business, Freightliner, a wholly-owned US subsidiary of DaimlerChrysler, entered into an agreement to sell major parts of its subsidiary AmericanLaFrance ("ALF"), a fire-truck manufacturer, to a US investment company. The sale was closed in the fourth quarter of 2005. Prior to the sale and based upon the agreed purchase price, Freightliner recorded asset impairment charges in 2005 of €87 million, related to the write-down of inventories and certain long-lived assets, which are reflected in cost of sales and other operating expenses of the Truck Group segment.

        Hyundai. In May 2004, as part of the realignment of its strategic alliance with Hyundai Motor Company ("HMC"), DaimlerChrysler terminated discussions with HMC regarding the formation of a commercial vehicles joint venture. Also in May 2004, DaimlerChrysler sold its non-controlling 50% interest in DaimlerHyundai Truck Corporation to HMC resulting in a total pretax gain of €60 million (€27 million was recognized in other income and €33 million was recognized in financial income (expense), net), which is attributed to the Truck Group segment. In August 2004, as part of the realignment of its strategic alliance with HMC, DaimlerChrysler sold its 10.5% stake in HMC for €737 million in cash, resulting in a pretax gain of €252 million that is included in financial income (expense), net.

Notes to the Consolidated Statements of Income

5. Functional Costs and Other Expenses

        Selling, administrative and other expenses are comprised of the following:

	Year ended December 31,
(in millions of €)	2006	2005	2004
Selling expenses	11,601	11,960	11,403
Administration expenses	6,171	6,089	6,014
Other expenses	741	932	561

	18,513	18,981	17,978

        In 2006, selling expenses include advertising costs of €2,563 million (2005: €2,512 million, 2004: €2,748 million).

        New management model.    In January 2006, DaimlerChrysler announced the new management model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. Under the new management model, DaimlerChrysler expects to reduce its worldwide administrative headcount by approximately 6,000 employees compared to the 2004 headcount primarily through voluntary termination, early retirement contracts and normal attrition. Individual benefits will be based on age, salary levels and past service. The total costs for headcount reductions, which are expected to be finalized by the end of 2008, are expected to approximate €1.3 billion.

        All charges expected to be incurred under the new management model are corporate-level costs that will not be allocated to the operating segments and will remain included in corporate which forms a part of "Van, Bus, Other" (see Note 34).

        Charges for employee severance of €361 million were recorded in the Group's condensed consolidated statements of income for 2006, primarily within "administrative expenses". €220 million and €41 million were included in "other liabilities" and "other accrued liabilities," respectively, of which €2 million and €6 million, respectively, are not expected to be paid within one year. €45 million are included in pension liabilities.

        The changes in liabilities and accruals for the new management model for 2006 were as follows:

(in millions of €)
Balance at January 1, 2006	—
Charges	361
Payments	(54)
Amount recognized and transferred to employee benefit plans	(45)
Currency translation	(1)

Balance at December 31, 2006	261

        Headcount reduction initiative at Mercedes Car Group.    In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination contracts for which the individual benefits were based on age, salary levels and past service.

        For the contracts signed in 2006 and 2005, expenditures of €1,023 million are expected to be incurred in total; charges of €286 million and €570 million were recorded in income for 2006 and 2005, respectively, primarily within cost of sales. Amounts of €67 million and €100 million concerning 2006 and 2005, respectively, were available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the Employee Council of DaimlerChrysler, it was determined that the fund should be used for purposes such as severance and early retirement benefits with any unused balance distributed to employees in other ways.

        The changes in the liabilities for severance benefits for 2005 and 2006 were as follows:

(in millions of €)
Balance at January 1, 2005	—
Initial charges	570
Reclassifications from ERA	100
Payments	(70)
Balance at December 31, 2005	600
Additional charges	286
Reclassifications from ERA	67
Payments	(783)

Balance at December 31, 2006	170

        smart realignment.    Based on the unit sales development of the smart roadster and the smart forfour and the downward revisions to forecasted sales targets, DaimlerChrysler reduced its production and notified suppliers about declining production at the beginning of 2005. These developments resulted in increased operating and cash flow losses and an expectation that losses would continue in future periods. Therefore, DaimlerChrysler evaluated the recoverability of the carrying amount of the long-lived assets that generate cash flows largely independent of other assets and liabilities of the Group. The smart roadster had been assembled in a plant in France until the decision to cease production, whereas the asset group related to the smart forfour consisted of owned real estate and equipment for the production of the smart forfour. As a result of the impairment tests, DaimlerChrysler recognized charges of €444 million in 2005 in "cost of sales" representing the excess of the carrying amount of these long-lived assets over their fair value. After the impairment charge, the remaining carrying amounts of land and buildings and other assets represented their estimated fair values.

        As a result of the deterioration of operations in the first quarter of 2005, DaimlerChrysler decided to cease production of the smart roadster by the end of 2005 and to provide incentives to dealers related to those vehicles. Thus, charges of €140 million were also included as a reduction of revenue or in "cost of sales" during 2005, in order to recognize the effects of inventory write-downs, higher incentives and lower residual values of vehicles.

        Further costs related to the realignment of the smart business during 2005 amounted to €301 million and arose primarily from supplier claims which resulted from the discontinuation of the smart roadster and the reduction of the production volume for the smart forfour. Estimated payments to the dealer network are also included in this amount. These charges were recognized in "cost of sales" and in "selling expenses".

        DaimlerChrysler also decided in 2005 not to proceed with the development of the smart SUV that was scheduled to be launched in the markets in 2006. As a result of the decision to abandon the smart SUV, tooling and equipment located in the designated assembly plant in Brazil and equipment still under construction with suppliers, for which firm purchase orders were in place, were written off in 2005 to the extent those assets could not be redeployed for other purposes. The charge amounted to €61 million and is included in "other expenses." Further charges of €104 million were recognized during 2005 related to the liabilities arising from the cancellation of supply contracts and were also recognized as "other expenses."

        In addition, plans to reduce workforce at the locations in Böblingen (Germany) and Hambach (France) were approved in 2005. According to those plans, by December 31, 2005, 185 employees had been transferred to other Group operations and continued to work there while 236 German employees had accepted termination benefits in accordance with the terms of a collective bargaining agreement consisting of cash severance, continued pay for a period after the end of service and job placement assistance; the employee services ended with the acceptance of the termination agreements. Therefore, charges for employee termination benefits of €24 million are included in 2005. In addition, charges for consulting services have been recorded totaling €7 million in 2005.

        Further expenses of €30 million resulted in 2005 from a goodwill impairment charge (see Note 11).

        Due to refinements of estimates for workforce reduction measures and for the stop of the smart roadster, DaimlerChrysler recorded income of €8 million during 2006, which is recognized in "cost of sales" and in "selling, administrative and other expenses."

        As a consequence of the ongoing negative sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease the production of the smart forfour in 2006, to focus its smart brand solely on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization.

        The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent which sets forth the general conditions of a termination of that agreement. In June 2006, the exit agreement was signed and production ceased. Based on these conditions, DaimlerChrysler recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in "cost of sales".

        Additional charges totaling €334 million were recorded in 2006 for inventory write-downs, higher incentives, the recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. The charges were recognized in "cost of sales" (€97 million), "selling, administrative and other expenses" (€210 million) and as a reduction of "revenues" (€27 million).

        Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce the workforce located in Böblingen (Germany). According to the terms of the workforce reduction initiative, severance benefits consist of continued pay for a period after the end of service, job placement assistance and cash severance payments. Therefore, charges of €28 million were recognized in "selling, administrative and other expenses" in 2006.

        Associated with the discontinuation of the smart forfour production, DaimlerChrysler terminated its involvement with a variable interest entity ("VIE") and prematurely repaid the Group's portion of that VIE's external debt. The early extinguishment of debt of the VIE resulted in a financial expense of €9 million which is included in "financial income (expense), net" for 2006.

        All charges related to the realignment of smart and to the cancellation of the production of the smart forfour, with the exception of the expenses relating to the early extinguishment of debt, were allocated to the Mercedes Car Group segment. The development of balances that lead to payments in subsequent periods is summarized as follows:

	Workforce reduction	Other costs	Total
(in millions of €)
Balance at January 1, 2005	—	—	—
Charges	24	552	576
Payments	(16)	(443)	(459)

Balance at December 31, 2005	8	109	117
Additional charges	21	815	836
Adjustments	(2)	(6)	(8)
Payments	(18)	(808)	(826)

Balance at December 31, 2006	9	110	119

        The Mercedes Car Group expects the remaining balance of €119 million to be paid in 2007.

        Personnel expenses and number of employees.    Personnel expenses included in the statement of income are comprised of:

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Wages and salaries	18,625	19,750	18,750
Social security and payroll costs	3,395	3,371	3,294
Net pension cost (see Note 24a)	1,329	1,131	948
Net postretirement benefit cost (see Note 24a)	1,342	1,331	1,173
Other expenses for pensions and retirements	109	148	51

	24,800	25,731	24,216

        On January 1, 2006, upon the adoption of FASB Emerging Issues Task Force ("EITF") 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)", DaimlerChrysler changed its estimates of the effects of employee bonuses and other benefits provided under the German Altersteilzeit early retirement program and other benefit arrangements with the same or similar terms. DaimlerChrysler also adjusted its accounting for related reimbursement subsidies received from the German government when certain conditions are met. The adoption of EITF 05-5 resulted in a gain from the reduction of the related provision of €166 million (€102 million, net of taxes, or €0.10 per share) which was primarily recognized in "cost of sales" for 2006.

        In 2006, the Group employed a workforce of 365,753 (2005: 386,465; 2004: 379,019) people. Therein included are 13,104 (2005: 14,409; 2004: 14,307) trainees/apprentices.

        Information on the compensation of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 37.

6. Other Income

        Other income consists of the following:

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Gains on sales of property, plant and equipment	215	351	94
Rental income, other than relating to financial services	107	101	100
Gains on sales of companies	249	64	128
Reimbursements under insurance policies	200	17	34
Government subsidies	30	33	30
Other miscellaneous items	504	400	509

	1,305	966	895

        "Gains on sales of property, plant and equipment" in 2005 include a €240 million gain on the sale of the Chrysler Group's Arizona Proving Grounds vehicle testing facility.

        The sale of the major portion of the Group's Off-Highway business resulted in a gain of €226 million in 2006 (see also Note 4), of which €219 million is included in the line item "gains on sales of companies." Due to the repurchase of a note by its issuer, a gain of €53 million was realized in 2005 and is also included in this line item. The note was issued by MTU Aero Engines Holding AG to DaimlerChrysler in the context of the sale of MTU Aero Engines GmbH in 2003.

        As result of the settlement agreement in connection with the sale of Adtranz in 2004, a gain of €120 million which had been deferred since 2001 was realized as other income.

7. Financial Income (Expense), Net

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Income from investments of which from affiliated companies €(5) (2005: €28; 2004: €36)	69	55	86
Gains, net from disposals of investments and shares in affiliated and associated companies	73	732	291
Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method	—	—	(135)
Write-down of investments and shares in affiliated companies	(60)	(31)	(50)
Gain (loss) from companies included at equity	318	103	(798)

Income (loss) from investments, net	400	859	(606)

Other interest and similar income of which from affiliated companies €39 (2005: €33; 2004: €5)	663	539	490
Interest and similar expenses of which from affiliated companies €37 (2005: €26; 2004: €32)	(913)	(1,112)	(790)

Interest expense, net	(250)	(573)	(300)

Income (loss) from securities of which from affiliated companies €- (2005: €2; 2004: €2)	(7)	200	18
Write-down of securities	—	(5)	(122)
Other, net	473	(264)	(67)
Other financial income (loss), net	466	(69)	(171)

	616	217	(1,077)

        In 2005, DaimlerChrysler sold all of its MMC shares. The gain on that sale amounted to €681 million and is included in "gains, net from disposals of investments and shares in affiliated and associated companies".

        In 2004, the dilution of DaimlerChrysler's interest in MMC resulted in a loss of €135 million which is reflected in "gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method". Realized gains from DaimlerChrysler's currency hedging of the net investment in MMC of €195 million are included in "gain (loss) from companies included at equity".

        The Group capitalized interest expenses related to qualifying construction projects of €73 million (2005: €73 million; 2004: €70 million).

8. Income Taxes

        Income before income taxes consists of the following:

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Germany	2,444	(103)	448
Non-German countries	1,549	3,541	3,087

	3,993	3,438	3,535

        The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies.

        Income tax expense is comprised of the following components:

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Current taxes
Germany	668	3	847
Non-German countries	563	1,319	923
Deferred taxes
Germany	(77)	(309)	(502)
Non-German countries	(448)	(500)	(91)

	706	513	1,177

        For German companies, the deferred taxes for all periods presented were calculated using a federal corporate tax rate of 25%, a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% for each year. Therefore, the tax rate applied to German deferred taxes amounted to 38.5%. For non-German companies, the deferred taxes at period-end were calculated using the enacted tax rates.

        A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 38.5% is included in the following table:

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Expected expense for income taxes	1,537	1,324	1,361
Foreign tax rate differential	(481)	(544)	(357)
Trade tax rate differential	(11)	(50)	(43)
Tax effect of equity method investments	(113)	(15)	291
Tax-free income and non-deductible expenses	(239)	(194)	(88)
Other	13	(8)	13

Actual expense for income taxes	706	513	1,177

        In 2006, DaimlerChrysler Corporation, a wholly-owned subsidiary of DaimlerChrysler, reached an agreement with the US Internal Revenue Service regarding its claim for research and development credits for the tax years 2000 through 2002. The result of the agreement was an additional income tax benefit of €111 million in 2006. In addition, DaimlerChrysler Corporation reduced its income tax expense by €292 million reflecting adjustments to certain deferred tax balances and income tax reserves, primarily related to prior years. Those income tax benefits were largely offset by additional estimated income tax expenses of €252 million related to ongoing cross-border transfer pricing audits. The tax benefits and expenses are included in the line "foreign tax rate differential".

        In 2006, the Group recorded additional valuation allowances on deferred tax assets on tax loss carryforwards of foreign subsidiaries. The resulting tax expense is included in the line "foreign tax rate differential".

        In 2004, the US government enacted the American Jobs Creation Act of 2004 ("Act"), that provides for a special one-time tax deduction of 85% of certain earnings of non-US subsidiaries that are repatriated to the United States, provided certain criteria are met. DaimlerChrysler North America Holding Corporation, a wholly-owned US subsidiary of DaimlerChrysler, completed in 2005 its evaluation of the Act. In 2005, DaimlerChrysler repatriated US $2.7 billion of dividends to the US, leading to an income tax expense of €66 million in 2005. In the reconciliation of expected income tax expense to actual income tax expense, the expense is included in the line "foreign tax rate differential".

        In 2005, tax-free income at foreign companies arose relating to the compensation for MFTBC and the sale of other securities. The reduction of the calculated expected tax expenses on those issues is included in the line "foreign tax rate differential".

        In 2005, DaimlerChrysler sold all of its MMC shares. The realized gain—with the exception of the net gains from hedging the Group's net investment in MMC—was tax-free. The expected tax expense on the tax-free gain was reversed in the line "tax-free income and non-deductible expenses" with an amount of €82 million. In 2004, the non tax-deductible loss of MMC resulting from accounting under the equity method and from the dilution of DaimlerChrysler's interest in MMC affected the line "tax effect of equity method investments" negatively by €298 million due to the missing tax benefit.

        In 2004, DaimlerChrysler sold its investment in HMC and realized a tax-free gain of €252 million. This led to a positive reconciling item of €97 million in the line "tax-free income and non-deductible expenses".

        The line "tax-free income and non-deductible expenses" includes furthermore mainly tax-free gains included in net periodic pension costs at the German companies and from financial transactions to hedge price risks of EADS shares. Moreover, the line "tax-free income and non-deductible expenses" includes all other effects at German companies due to tax-free income and non-deductible expenses.

        Tax-free income at US companies arose in connection with the net periodic postretirement benefit costs in the years 2006 and 2005. The reduction of the calculated expected tax expenses on this issue is included in the line "foreign tax rate differential". Moreover, the line "foreign tax rate differential" includes all other reconciling items between expected and actual expense for income taxes at foreign companies.

        Deferred income tax assets and liabilities are summarized as follows:

	At December 31,
	2006	2005
(in millions of €)
Intangible assets	347	401
Property, plant and equipment	387	520
Investments and long-term financial assets	3,481	3,135
Equipment on operating leases	822	727
Inventories	762	752
Receivables and other assets	1,030	749
Net operating loss and tax credit carryforwards	2,254	1,854
Pension plans and similar obligations	6,478	5,125
Other accrued liabilities	5,432	6,477
Liabilities	2,096	2,516
Deferred income	1,521	1,670
Other	93	111

	24,703	24,037
Valuation allowances	(867)	(640)

Deferred tax assets	23,836	23,397

Intangible assets	(171)	(932)
Property, plant and equipment	(3,556)	(3,987)
Equipment on operating leases	(6,853)	(7,125)
Receivables and other assets	(2,662)	(3,482)
Prepaid expenses	(295)	(360)
Pension plans and similar obligations	(2,925)	(2,479)
Other accrued liabilities	(326)	(311)
Taxes on undistributed earnings of non-German subsidiaries	(234)	(261)
Liabilities	(994)	(1,010)
Other	(444)	(404)

Deferred tax liabilities	(18,460)	(20,351)

Deferred tax assets, net	5,376	3,046

        At December 31, 2006, the Group had corporate tax net operating losses ("NOLs") amounting to €1,909 million (2005: €1,528 million), trade tax NOLs amounting to €26 million (2005: €129 million) and tax credit carryforwards amounting to €1,036 million (2005: €868 million). The corporate tax NOLs mainly relate to losses of foreign companies and are partly limited in their use to the Group. Of the total amount of corporate tax NOLs at December 31, 2006, €25 million expires at various dates from 2007 through 2010, €310 million in 2011, €373 million in 2012, €276 million in 2013, €110 million expires at various dates from 2014 through 2025, €509 million in 2026 and €306 million can be carried forward indefinitely. The tax credit carryforwards mainly relate to US companies and are partly limited in their use to the Group. Of the total amount of tax credit carryforwards at December 31, 2006, €64 million expires from 2007 through 2020, €416 million expire from 2021 through 2026 and €556 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use. The companies of the Off-Highway business unit, which were shown in 2005 as held for sale, were included at December 31, 2005 in the corporate and trade tax NOLs with €21 million each.

        The valuation allowances, which relate to deferred tax assets of foreign companies that DaimlerChrysler believes will more likely than not expire without benefit increased by €227 million from December 31, 2005 to December 31, 2006. In future periods, DaimlerChrysler's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

        Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	At December 31, 2006		At December 31, 2005
	Total	Thereof non-current	Total	Thereof non-current
(in millions of €)
Deferred tax assets	6,093	2,816	7,249	2,880
Deferred tax liabilities	(717)	(587)	(4,203)	(4,099)

Deferred tax assets (liabilities), net	5,376	2,229	3,046	(1,219)

        DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €169 million (2005: €188 million) on €3,371 million (2005: €3,764 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €65 million (2005: €73 million) on the future payout of these foreign dividends to Germany because the earnings are currently not intended to be permanently reinvested in those operations.

        The Group did not provide income taxes or non-German withholding taxes on €10,479 million (2005: €13,831 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        Including the items charged or credited directly to related components of stockholders' equity and the benefit from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

	Year ended December 31,
	2006	2005	2004
(in millions of €)
Expense for income taxes of continuing operations	706	513	1,177
Income tax benefit from changes in accounting principles	(3)	(3)	—
Stockholders' equity for items in accumulated other comprehensive loss	(1,797)	(1,065)	(754)
Stockholders' equity for US employee stock option expense in excess of amounts recognized for financial purposes	—	—	(9)

	(1,094)	(555)	414

        In 2006, tax benefits of €25 million from the reversal of deferred tax asset valuation allowances at subsidiaries were recorded as a reduction of investor level goodwill.

        In 2004, tax benefits of €2 million from the reversal of deferred tax asset valuation allowances at subsidiaries were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

9. Disposal Group Off-Highway, Assets and Liabilities Held for Sale

        On December 27, 2005, DaimlerChrysler entered into a share sale and purchase agreement regarding the sale of a major portion of its Off-Highway business unit. The sale was consummated in 2006 (see Note 4). As a result of DaimlerChrysler's significant anticipated continuing sales of products to the Off-Highway business which are expected to continue beyond one year after disposal, the operations of the Off-Highway business have not been presented as discontinued operations in DaimlerChrysler's consolidated income statements.

        However, the assets and the liabilities of the Off-Highway business that are part of the transaction have each been aggregated and presented in separate lines on the consolidated balance sheet as of December 31, 2005.

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

771

10. Cumulative Effects of Changes in Accounting Principles

        Share-based compensation.    On January 1, 2006, DaimlerChrysler adopted Statement of Financial Reporting Standards ("SFAS") 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") using a modified version of prospective application (see Note 23). The cumulative effect of adopting SFAS 123R was a reduction of net income of €4 million, net of taxes of €3 million (€0.00 per share), recognized in 2006.

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

Notes to the Consolidated Balance Sheets

11. Goodwill

        Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

        The carrying amount of goodwill as of December 31, 2006 decreased by €198 million compared to the previous year. This decrease relates to a large degree to currency translation effects.

        At December 31, 2006 and 2005, the carrying values of goodwill allocated to the Group's reporting segments are (excluding investor level goodwill of €55 million):

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total
2006	192	927	386	71	107	1,683
2005	199	1,035	469	63	115	1,881

        The company conducts a goodwill impairment test at least annually to identify potential goodwill impairment. In this regard, the company compares the fair value of a reporting unit with its carrying amount, including goodwill allocated to the respective reporting unit. The fair values of the reporting units are calculated using discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss. As a result of the 2005 goodwill impairment test, a goodwill impairment charge of €30 million was recognized at smart.

12. Other Intangible Assets

        Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

        Other intangible assets comprise:

	At December 31,
(in millions of €)	2006	2005
Other intangible assets subject to amortization
Gross carrying amount	1,722	1,628
Accumulated amortization	(1,067)	(941)
Net carrying amount	655	687

Intangible pension assets	—	2,375

Other intangible assets not subject to amortization	110	129

	765	3,191

        DaimlerChrysler's other intangible assets subject to amortization comprise concessions, industrial property rights and similar rights (€297 million) as well as software developed or obtained for internal use (€276 million). The additions in 2006 of €257 million (2005: €244 million) with a weighted average useful life of 5 years primarily include concessions, industrial property rights and similar rights. The aggregate amortization expense for the years ended December 2006, 2005 and 2004, was €255 million, €201 million and €169 million, respectively.

        Estimated aggregate amortization expense for other intangible assets for the next 5 years is:

(in millions of €)	2007	2008	2009	2010	2011
Amortization expense	190	137	97	54	35

        Other intangible assets not subject to amortization primarily comprise trademarks, which the Group can utilize without restriction.

13. Property, Plant and Equipment, Net

        Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

        Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €479 million (2005: €341 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €80 million (2005: €55 million; 2004: €34 million).

        Future minimum lease payments due for property, plant and equipment under capital leases at December 31, 2006 amounted to €740 million and are due as follows:

(in millions of €)	2007	2008	2009	2010	2011	Thereafter
Future minimum lease payments	90	71	61	59	55	404

        The reconciliation of future minimum lease payments from capital lease agreements to the corresponding liabilities is as follows:

(in millions of €)	December 31, 2006
Amount of future minimum lease payments	740
Less: Interest included	(249)

Liabilities from capital lease agreements (thereof short-term: 62)	491

14. Equipment on Operating Leases, Net

        Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €36,433 million represents automobiles and commercial vehicles (2005: €33,644 million).

        Noncancellable future lease payments to DaimlerChrysler for equipment on operating leases at December 31, 2006 amounted to €12,956 million and are due as follows:

(in millions of €)	2007	2008	2009	2010	2011	Thereafter
Future lease payments	6,288	4,191	1,838	439	136	64

        In 2006, the Group completed a securitization of future lease payments on operating leases and related vehicles. The securitization was accounted for as secured borrowing. At December 31, 2006, the carrying amount of the leased vehicles, the interests in which were legally transferred to a bank conduit, was €886 million. The debt associated with the on-balance sheet lease securitization was €651 million, recognized under "other financial liabilities".

15. Inventories

	At December 31,
(in millions of €)	2006	2005
Raw materials and manufacturing supplies	2,079	1,906
Work-in-process	2,956	2,924
Finished goods, parts and products held for resale	12,876	14,414
Advance payments to suppliers	43	47

	17,954	19,291

Less: Advance payments received	(204)	(152)

	17,750	19,139

        Certain of the Group's US inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €477 million (2005: €495 million).

        At December 31, 2006, inventories include €364 million of company cars of DaimlerChrysler AG pledged as collateral to the DaimlerChrysler Pension Trust e.V. due to the requirement to provide collateral for certain vested employee benefits in Germany.

16. Trade Receivables

	At December 31,
(in millions of €)	2006	2005
Receivables from sales of goods and services	7,835	8,135
Allowance for doubtful accounts	(476)	(540)

	7,359	7,595

        As of December 31, 2006, €81 million of the trade receivables mature after more than one year (2005: €115 million).

        Changes in the allowance for doubtful accounts for trade receivables were as follows:

	Year ended December 31,
(in millions of €)	2006	2005	2004
Balance at beginning of year	540	591	587
Charged to costs and expenses	25	41	49
Amounts written off	(67)	(75)	(160)
Currency translation and other changes	(22)	(17)	115
Balance at end of year	476	540	591

17. Receivables from Financial Services

        Receivables from financial services are comprised of the following:

	At December 31,
(in millions of €)	2006	2005
Receivables from:
Retail	38,681	46,947
Wholesale	11,620	11,961
Other	2,819	3,367

	53,120	62,275

Allowance for doubtful accounts	(786)	(1,174)

	52,334	61,101

        As of December 31, 2006, receivables from financial services with a carrying amount of €29,585 million mature after more than one year (2005: €37,896 million). Receivables from financial services are generally secured by vehicles or other assets.

        Types of receivables.    Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicles either from a dealer or directly from DaimlerChrysler.

        Wholesale receivables represent loans for floor-plan financing programs for vehicles sold to dealers by the Group's automotive businesses or loans for assets purchased by dealers from third parties, primarily used vehicles traded in by dealers' customers or real estate such as dealer showrooms.

        Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties (leveraged leases).

        Presentation in the Consolidated Statements of Cash Flows.    Wholesale receivables from the sale of vehicles from the Group's inventory to independent dealers as well as retail receivables from the sale of DaimlerChrysler's vehicles directly to retail customers relate to the sale of the Group's inventory. The cash flow effects of such receivables are presented as "net changes in inventory-related receivables from financial services" within the consolidated cash flows from operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to DaimlerChrysler's independent dealers or direct customers are classified as investing activities within the consolidated statements of cash flows.

        Allowances.    Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

	Year ended December 31,
(in millions of €)	2006	2005	2004
Balance at beginning of year	1,174	1,107	1,265
Charged to costs and expenses	392	559	467
Amounts written off	(527)	(420)	(413)
Reversals	(107)	(137)	(84)
Currency translation and other changes	(146)	65	(128)

Balance at end of year	786	1,174	1,107

        Finance leases.    Finance leases consist of sales-type leases of vehicles to the Group's direct retail customers and direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

        As of December 31, 2006, the carrying amount of finance lease receivables was €12,465 million (2005: €11,827 million). Retail and other receivables include investments in finance leases involving minimum lease payments of €14,567 million and €14,120 million, unearned income of €2,724 million and €2,831 million, initial direct costs of €55 million and €43 million and estimated unguaranteed residual values of €806 million and €955 million at December 31, 2006 and 2005, respectively.

        Contractual payments from finance lease receivables at December 31, 2006 are as follows:

(in millions of €)	2007	2008	2009	2010	2011	Thereafter
Maturities	3,932	2,681	2,054	1,280	698	3,922

        Actual cash flows will differ from contractual maturities due to prepayments and write-offs.

        Leveraged leases.    Investments in leveraged leases are included in the line "other." Leveraged leases are comprised of the following:

	At December 31,
(in millions of €)	2006	2005
Rentals receivable (net of principal and interest on nonrecourse debt)	3,929	4,586
Unguaranteed residual values	426	588
Unearned income	(1,536)	(1,821)

	2,819	3,353

        As of December 31, 2006, an amount of €2,395 million (2005: €2,775 million) of deferred income tax liabilities was related to leveraged leases.

        Sale of receivables.    Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of retail and wholesale receivables to third parties, which typically results in the derecognition of the transferred receivables from the balance sheet. Retained interests in securitized sold receivables are classified as other assets in the Group's Consolidated Balance Sheets. For additional information on retained interests in sold receivables and the sale of finance receivables, see Note 33.

18. Other Assets

	At December 31,
(in millions of €)	2006	2005
Receivables from affiliated companies	611	696
Receivables from related companies[1]	305	324
Retained interests in sold receivables	2,706	2,215
Tax refunds receivables	2,192	1,474
Other receivables and other assets	5,682	4,190

	11,496	8,899

Allowance for doubtful accounts	(126)	(168)

	11,370	8,731

1
Related companies include entities which have a significant ownership in DaimlerChrysler companies or entities in which Group companies hold a significant investment.

        As of December 31, 2006, €3,362 million of other assets mature after more than one year (2005: €2,618 million).

        Changes in the allowance for doubtful accounts related to receivables included in other assets were as follows:

	Year ended December 31,
(in millions of €)	2006	2005	2004
Balance at beginning of year	168	261	888
Charges (releases) to costs and expenses	(20)	(18)	61
Amounts written off	(16)	(90)	(702)
Currency translation and other changes	(6)	15	14

Balance at end of year	126	168	261

19. Securities, Investments and Long-term Financial Assets

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

	At December 31,
(in millions of €)	2006	2005
Participations with a quoted market price	399	332
Participations without a quoted market price	267	256

Total participations	666	588

Long-term securities	565	606

        Investments without a quoted market price were tested for impairment when an impairment indicator occurred. In 2006 and 2005, investments without a quoted market price with carrying amounts of €76 million and €20 million, respectively, were tested for impairment. In these periods, no unrealized losses were recognized.

        Short-term securities are disclosed in the Consolidated Balance Sheets among "securities" and are recorded separately as available-for-sale and trading:

	At December 31,
(in millions of €)	2006	2005
Available-for-sale	5,778	4,773
Trading	207	163

Short-term securities	5,985	4,936

        As of December 31, 2006, the table below shows the (amortized) costs, fair values, gross unrealized holding gains and losses per security class of investments with a quoted market price, long-term and short-term available-for-sale securities. The aggregate amounts of unrealized losses on investments which are in a continuous unrealized loss position for less than 12 months and the aggregate amounts of unrealized losses on investments which are in a continuous unrealized loss position for 12 months or longer are shown separately together with their appropriate fair values.

				Unrealized loss less 1 year		Unrealized loss 1 year or more		Unrealized loss total
(in millions of €)	Cost	Fair value	Unrealized gain	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	116	574	458	—	—	—	—	—	—
Debt-based funds	136	136	1	78	1	—	—	78	1
Debt securities issued by the German government and other political subdivisions	631	631	1	105	1	—	—	105	1
Debt securities issued by non-German governments	27	27	—	—	—	—	—	—	—
Corporate debt securities	3,244	3,266	24	240	1	96	1	336	2
Mortgage-backed securities	628	626	1	242	2	54	1	296	3
Securities backed by other assets	219	219	—	—	—	—	—	—	—
Other debt securities	1,258	1,263	6	50	1	—	—	50	1

	6,259	6,742	491	715	6	150	2	865	8

        As of December 31, 2005, these values were as follows:

				Unrealized loss less 1 year		Unrealized loss 1 year or more		Unrealized loss total
(in millions of €)	Cost	Fair value	Unrealized gain	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	279	664	388	12	3	—	—	12	3
Debt-based funds	228	229	1	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	205	205	—	—	—	—	—	—	—
Debt securities issued by non-German governments	778	777	—	34	1	—	—	34	1
Corporate debt securities	3,068	3,069	10	547	6	26	3	573	9
Mortgage-backed securities	318	317	1	68	1	35	1	103	2
Securities backed by other assets	190	190	—	—	—	—	—	—	—
Other debt securities	260	260	—	—	—	—	—	—	—

	5,326	5,711	400	661	11	61	4	722	15

        The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,
(in million of €)	2006	2005
Due within one year	2,885	1,164
Due after one year through five years	1,904	1,976
Due after five years through ten years	282	508
Due after more than ten years	961	1,170

	6,032	4,818

        Proceeds from disposals of long-term and short-term available-for-sale securities were €9,205 million (2005: €10,336 million; 2004: €3,702 million). Gross realized gains from sales of these securities were €17 million (2005: €847 million; 2004: €254 million), while gross realized losses were €9 million (2005: €8 million; 2004: €3 million). The proceeds and realized gains from the sale of the stake in MMC in 2005 (see Note 3) are included in these figures. In the Consolidated Statements of Cash Flows, the proceeds are shown among the line item "proceeds from sales of securities (other than trading)".

        The unrealized gains included in the 2006 statement of income related to trading securities were €2 million (2005: -; 2004: 2 million). The unrealized losses in these securities were €1 million (2005: €6 million; 2004: -).

        DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

20. Liquid Assets

        Liquid assets recorded under various balance sheet captions are as follows:

	At December 31,
(in million of €)	2006	2005
Cash and cash equivalents
originally maturing within 3 months	7,083	7,619
originally maturing after 3 months	53	92

Total cash and cash equivalents	7,136	7,711
Securities	5,985	4,936

	13,121	12,647

21. Prepaid Expenses

        Prepaid expenses are comprised of the following:

	At December 31,
(in millions of €)	2006	2005
Prepaid pension asset	1,789	595
Other prepaid expenses	778	796

	2,567	1,391

        As of December 31, 2006, €2,063 million of the total prepaid expenses mature after more than one year (2005: €809 million).

22. Stockholders' Equity

        Number of shares issued and outstanding as well as treasury stock.    DaimlerChrysler had issued and outstanding 1,028,163,751 registered ordinary shares of no par value at December 31, 2006 (2005: 1,018,172,696). This increase relates to the issuance of new ordinary shares upon exercises in connection with the Stock Option Plan 2000 (tranches 2003 and 2004). Each share represents a nominal value of €2.60 of capital stock.

        In 2006, DaimlerChrysler purchased approximately 0.7 million (2005: 0.7 million; 2004: 0.8 million) ordinary shares in connection with an employee share purchase plan, of which 0.7 million (2005: 0.7 million; 2004: 0.8 million) were re-issued to employees.

        Authorized and conditional capital.    On April 12, 2006, the Annual Meeting authorized DaimlerChrysler to acquire treasury stock through October 12, 2007 for certain defined purposes up to a maximum nominal amount of €264 million of capital stock, representing approximately 10% of the issued and outstanding capital stock.

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

        Furthermore, the Board of Management, with the consent of the Supervisory Board, was authorized to issue convertible bonds and/or notes with warrants with a total face value up to €15 billion and with a maturity of no more than twenty years until April 5, 2010, and to grant conversion or option rights for new shares in DaimlerChrysler with an allocable portion of the capital stock of up to €300 million as more closely defined in the fixed terms and conditions.

        Comprehensive income/(loss).    The changes in the components of accumulated other comprehensive loss are as follows:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
(in million of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):
Unrealized holding gains (losses)	151	(30)	121	511	(136)	375	277	(10)	267
Reclassification adjustments for (gains) losses included in net income	(123)	35	(88)	(512)	119	(393)	(592)	119	(473)

Unrealized gains (losses) on securities	28	5	33	(1)	(17)	(18)	(315)	109	(206)

Unrealized gains (losses) on derivatives hedging variability of cash flows:
Unrealized derivative gains (losses)	1,924	(764)	1,160	(3,552)	1,270	(2,282)	2,339	(900)	1,439
Reclassification adjustments for (gains) losses included in net income	(1,444)	547	(897)	1,517	(458)	1,059	(2,957)	1,149	(1,808)

Unrealized derivative gains (losses)	480	(217)	263	(2,035)	812	(1,223)	(618)	249	(369)
Unrecognized pension and healthcare obligations
Minimum pension liability adjustments	7,160	(2,611)	4,549	(170)	91	(79)	(1,224)	476	(748)
Adjustment to initial application of SFAS 158	(12,035)	4,620	(7,415)	—	—	—	—	—	—
Unrecognized pension and healthcare obligations	(4,875)	2,009	(2,866)	(170)	91	(79)	(1,224)	476	(748)
Foreign currency translation adjustments	(1,817)	—	(1,817)	2,548	179	2,727	(635)	(80)	(715)

Changes in other comprehensive income/(loss)	(6,184)	1,797	(4,387)	342	1,065	1,407	(2,792)	754	(2,038)

        Exchange rate effects on the components of other comprehensive loss are shown principally within changes of the cumulative translation adjustment.

        Adjusted for currency translation effects, the first-time adoption of SFAS 158 lead to a decrease of other comprehensive income/loss in 2006 of €7,415 million. As of December 31, 2006, unrecognized pension and healthcare obligations amounted up to €(10,566) million, of which €(7,802) million applied to pension obligations (unrecognized net actuarial losses: €(6,204) million, unrecognized prior service cost €(1,598) million) and €(2,764) million to healthcare obligations (unrecognized net actuarial losses: €(2,980) million, unrecognized prior service cost €216 million).

        Effective October 1, 2004, the Chrysler Group prospectively changed the functional currency of DaimlerChrysler Canada Inc. ("DCCI"), its Canadian subsidiary, from the US dollar to the Canadian dollar. This change resulted from several significant economic and operational changes within DCCI, including a reduction of US sourced components. The initial implementation of this change in functional currency had the effect of increasing the value of the net assets of the Group and the accumulated other comprehensive income/(loss) by €179 million in 2004.

        Miscellaneous.    Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements prepared in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2006, the DaimlerChrysler management will propose to the Annual Meeting that €1,542 million (€1.50 per share) of the unappropriated accumulated earnings of DaimlerChrysler AG is distributed as a dividend to the stockholders.

23. Stock-Based Compensation

        As of December 31, 2006, the Group has awards outstanding that were issued under a variety of plans including (1) the 2006 and 2005 Performance Phantom Share Plans ("PSP"), (2) the 2000 Stock Option Plan ("SOP"), (3) various stock appreciation rights ("SARs") plans and (4) the medium-term incentive awards ("MTI").

        As discussed in Note 1, as of January 1, 2006, DaimlerChrysler adopted SFAS 123R, which replaces SFAS 123 and supersedes APB Option 25 and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense with certain exceptions based on fair value. Due to the adoption of the fair value measurement provisions of SFAS 123 on January 1, 2003 for all awards granted after December 31, 2002, the adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material impact on DaimlerChrysler's Consolidated Financial Statements.

        Performance Phantom Share Plans.    In 2006, the Group adopted similar to 2005 the "Performance Phantom Share Plan", under which virtual shares (phantom shares) are granted to eligible employees entitling them to receive cash paid out after four years. The amount of cash paid to eligible employees is based on the number of phantom shares that vest (determined over a three-year performance period) multiplied by the quoted price of DaimlerChrysler's ordinary shares (determined as an average price over a specified period at the end of the four-year service). The number of phantom shares that vest will depend on the achievement of Group performance goals as compared with competitive and internal benchmarks (return on net assets and return on sales). The Group will not issue any common shares in connection with the Performance Phantom Share Plan.

        Analysis of the phantom shares issued, all of which are non-vested, is as follows:

(in millions of phantom shares)	2006	2005
Outstanding at the beginning of the year	3.6	—
Granted phantom shares	2.6	3.6
Forfeitures/Disposals	(0.4)	.

Outstanding at year end	5.8	3.6

        In 2006 and 2005, the group recognized €59 million and €30 million, respectively, of compensation expenses related to the Performance Phantom Share Plan. The corresponding tax benefit amounts to €23 million (2005: €11 million). The Group records the performance phantom share plan awards as accrued liabilities. Because the payment per phantom share depends on the quoted price of one DaimlerChrysler ordinary share, the quoted price represents the fair value of each phantom share. The proportionate compensation expense for 2006 and 2005 is determined based on the year-end quoted price of DaimlerChrysler ordinary shares as well as the estimated target achievement as of December 31, 2006 and 2005.

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

        The table below shows the basic terms of options issued (in millions):

				At December 31, 2006
Year of grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	11.9	11.9
2001	€55.80	€66.96	18.7	16.2	16.2
2002	€42.93	€51.52	20.0	18.3	18.3
2003	€28.67	€34.40	20.5	6.7	6.7
2004	€36.31	€43.57	18.0	14.0	5.7

        The fair value for fully vested but not yet exercised stock options amounted to €261 million at December 31, 2006.

        There were no options granted under the Stock Option Plan 2000 in 2006 or 2005.

        DaimlerChrysler established, based on shareholder approvals, the 1998 and 1997 Stock Option Plans (former Daimler-Benz plans), which provided for the granting of options for the purchase of DaimlerChrysler ordinary shares to certain members of management. The options granted under the 1997 and 1998 plans were evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond could have been converted into 201 DaimlerChrysler ordinary shares, if the market price per share on the day of conversion was at least 15% higher than the predetermined conversion price and the options had been held for a 24 months waiting period.

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

        The basic terms of the bonds and the related stock options / SARs issued (in millions) under these plans are as follows:

				Stock options/SARs At December 31, 2006
			Related stock options granted
	Stated interest rate	Conversion price
Bonds granted in				outstanding	exercisable
1997	5.3%	€65.90	7.4	3.0	3.0
1998	4.4%	€92.30	8.2	3.5	3.5

        The Group will not issue any common shares in connection with the plans 1997 and 1998.

        Analysis of the stock options issued is as follows:

	2006		2005		2004
(options in millions; per share amounts in €)	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share
Balance at beginning of year	79.6	53.92	86.5	52.78	71.6	55.18
Options granted	—	—	—	—	18.0	43.57
Exercised	(10.0)	37.06	(5.3)	34.40	—	—
Forfeited	(0.2)	43.81	(0.3)	41.42	(1.4)	40.79
Disposals	(2.3)	67.61	(1.3)	60.13	(1.7)	65.92

Outstanding at year-end	67.1	56.00	79.6	53.92	86.5	52.78

Exercisable at year-end	58.8	57.75	52.8	60.82	40.2	65.92

        The development of stock options not vested at the beginning of the year 2006 is as follows:

	Number of stock options (in millions)	Average fair value per share (in €)
Non-vested at beginning of year	26.8	7.32
Options granted	—	—
Vested	(18.2)	6.97
Forfeited	.	7.85
Disposals	(0.3)	7.73

Non-vested at year-end	8.3	8.05

        For the year ended December 31, 2006, the Group recognized compensation expense on stock options (before taxes) of €38 million (2005: €87 million; 2004: €119 million). The corresponding tax benefit amounts to €15 million (2005: €33 million; 2004: €45 million).

        The total intrinsic value for options exercised in 2006 (as a difference between share price at exercise date and reference price) amounts to €141 million (2005: €61 million; 2004: -). The total fair value recognized in the 2006 consolidated balance sheet for options vested in 2006 is €127 million (2005: €128 million; 2004: €72 million).

        The fair value of the DaimlerChrysler stock options issued in 2004 was measured at the grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. The options granted to the Board of Management in 2004 and for which—according to the recommendations of the German Corporate Governance Code—the Presidential Committee can impose a limit or reserve the right to impose such a limit in the case of exceptional and unpredictable developments, are calculated with the intrinsic value at December 31. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

2004
Expected dividend yield	4.4%
Expected volatility	33%
Risk-free interest rate	2.6%
Expected lives (in years)	3
Fair value per option	€7.85

Total fair value (in millions of €)	131.9

        Unearned compensation expense (before taxes) of all outstanding and non-vested stock options as of December 31, 2006, that are not subject to a possible limitation according the recommendation of the German Corporate Governance Code, totals €4 million (2005: €35 million; 2004: €125 million). This €4 million expense is expected to be recorded in the first quarter of 2007.

        Stock appreciation rights plans.    In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler ordinary shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of an SAR is equal to the fair market value of DaimlerChrysler's ordinary shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each (US $98.76 for Chrysler employees), of which 6.2 million SARs are outstanding and exercisable at December 31, 2006.

        As discussed above (see "Stock option plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

        In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented an SAR plan through which 22.3 million SARs were issued at an exercise price of US $75.56 each, of which 4.9 million SARs are outstanding and exercisable at December 31, 2006. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler ordinary shares upon the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and 50% on the one-year anniversaries of the consummation date.

        A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2006, 2005, and 2004, is presented below:

	2006		2005		2004
SARs in millions; per share amounts in €	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price
Outstanding at beginning of year	28.0	76.65	32.5	71.37	36.3	74.24
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(10.4)	71.66	(4.5)	67.16	(3.8)	72.54
Outstanding at year-end	17.6	75.53	28.0	76.65	32.5	71.37

SARs exercisable at year-end	17.6	75.53	28.0	76.65	32.5	71.37

        Prior to the adoption of SFAS 123R, the accrued liability for SARs was based on the intrinsic value. Upon adoption of SFAS 123R the basis for the accrual was changed to fair value. In 2005 and 2004, the Group did not recognize compensation expense for SARs, because the options underlying exercise prices were greater than the market price for shares of DaimlerChrysler ordinary shares at the balance sheet dates.

        Medium-term incentive awards.    The Group granted medium-term incentives to certain eligible employees with three-year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler ordinary shares at the end of three-year performance periods. The benchmarks are return on net assets and return on sales. In 2006 and 2005 no medium-term incentive awards (2004: 0.7 million awards) were issued.

        The Group considers the medium-term incentive awards with their fair value in the accrued liabilities. In 2006, no impact was recognized on the Group's profit and loss statement and therefore no tax effect (2005: €25 million gains, tax expense €10 million; 2004: €12 million expenses, tax benefit €5 million).

        Cash flows from stock-based compensation.    The following cash effect resulted from the plans for stock-based compensation:

	2006
in millions of €	SOP	PSP	MTI
Cash inflow due to exercises	370	—	—
Cash outflow due to exercises / pay-out dividend equivalent	60	12	9

Realized tax benefit	23	5	3

24. Accrued Liabilities

        Accrued liabilities are comprised of the following:

	At December 31,		At December 31,
	2006		2005
(in millions of €)	Total	Due after one year	Total	Due after one year
Pension plans and similar obligations (see Note 24a)	18,556	18,439	15,482	12,845
Income and other taxes	3,824	2,733	3,396	1,166
Other accrued liabilities (see Note 24b)	23,881	9,715	27,804	11,839

	46,261	30,887	46,682	25,850

a)     Pension plans and similar obligations

        Pension plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2006	2005
Pension liabilities (pension plans)	4,079	5,275
Other postretirement benefits	14,102	9,825
Other benefit liabilities	375	382

	18,556	15,482

        As of December 31, 2006, DaimlerChrysler adopted the recognition provisions of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires recognition of the funded status of defined benefit pension and other postretirement benefit obligations on the balance sheet.

Pension plans

        The Group provides pension benefits to almost all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

        Funded status.    The following information with respect to the Group's pension plans is presented by German plans and non-German plans (principally comprised of plans in the United States). The funded status of the projected benefit obligations is as follows:

	At December 31, 2006			At December 31, 2005
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Projected benefit obligations	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	(35,176)	(11,542)	(23,634)	(34,348)	(10,590)	(23,758)

Funded status	2,290	3,186	(896)	7,166	4,573	2,593

        A reconciliation of the funded status to net amounts recognized is as follows:

	At December 31, 2006			At December 31, 2005
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Funded status	2,290	3,186	(896)	7,166	4,573	2,593
Unrecognized actuarial net losses	(8,330)	(4,177)	(4,153)	(13,270)	(5,299)	(7,971)
Unrecognized prior service cost	(1,997)	(3)	(1,994)	(2,470)	(2)	(2,468)
Net amounts recognized	(8,037)	(994)	(7,043)	(8,574)	(728)	(7,846)
Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	(1,789)	—	(1,789)	(595)	—	(595)
Accrued pension liability	4,079	3,186	893	5,275	3,141	2,134
Disposal group Off-Highway, liabilities held for sale	—	—	—	321	321	—
Intangible assets	—	—	—	(2,375)	—	(2,375)
Accumulated other comprehensive loss	(10,327)	(4,180)	(6,147)	(11,200)	(4,190)	(7,010)
Net amounts recognized	(8,037)	(994)	(7,043)	(8,574)	(728)	(7,846)

        An amount of €4,005 million included in the accrued pension liability is not expected to be paid within one year.

        The effects from the adoption of SFAS 158 at December 31, 2006, on balance sheet items are as follows:

	At December 31, 2006
(in millions of €)	Amount before adoption of SFAS 158	Effects from adoption	Amount after adoption of SFAS 158
Prepaid pension cost	(7,548)	5,759	(1,789)
Accrued pension liability	2,762	1,317	4,079
Intangible assets	(64)	64	—
Accumulated other comprehensive loss	(3,187)	(7,140)	(10,327)

Net amounts recognized	(8,037)	—	(8,037)

        The development of the projected benefit obligation and the plan assets is as follows:

	At December 31, 2006			At December 31, 2005
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	41,514	15,163	26,351	34,448	12,628	21,820
Foreign currency exchange rate changes	(2,683)	—	(2,683)	3,391	—	3,391
Service cost	829	365	464	739	296	443
Interest cost	1,872	582	1,290	1,874	588	1,286
Plan amendments	50	—	50	233	—	233
Actuarial (gains) losses	(1,704)	(588)	(1,116)	2,923	2,163	760
Change in consolidated group and other changes	(245)	(302)	57	53	53	—
Settlement/curtailment loss	136	85	51	49	—	49
Compensation of benefit obligations	(56)	—	(56)	—	—	—
Benefits paid	(2,247)	(577)	(1,670)	(2,196)	(565)	(1,631)

Projected benefit obligations at end of year	37,466	14,728	22,738	41,514	15,163	26,351

Change in plan assets:
Fair value of plan assets at beginning of year	34,348	10,590	23,758	27,804	9,019	18,785
Foreign currency exchange rate changes	(2,533)	—	(2,533)	3,038	—	3,038
Actual return on plan assets	4,284	999	3,285	3,951	1,518	2,433
Employer contributions	1,199	464	735	1,661	534	1,127
Plan participant contributions	18	—	18	18	—	18
Compensation of benefit obligations	(31)	—	(31)	—	—	—
Change in consolidated group and other changes	6	(7)	13	—	—	—
Benefits paid	(2,115)	(504)	(1,611)	(2,124)	(481)	(1,643)

Fair value of plan assets at end of year	35,176	11,542	23,634	34,348	10,590	23,758

        Plan assets.    At December 31, 2006, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2006 and 2005, and target allocation for the year 2007, are presented in the following table:

	Plan Assets German Plans			Plan Assets Non-German Plans
(in % of plan assets)	2007 planned	2006	2005	2007 planned	2006	2005
Equity securities	53	56	56	58	62	61
Debt securities	35	35	36	25	24	25
Alternative investments	8	4	2	10	8	7
Real estate	3	2	2	6	5	5
Other	1	3	4	1	1	2

        Alternative investments consist of private equity and debt investments and, beginning in 2005, investments in commodities and hedge funds.

        Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for its major pension funds. DaimlerChrysler uses the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to liability structure. The resulting model portfolio allocation is intended to minimize the economic cost of defined benefit schemes and to limit the risks to an appropriate level.

        The model portfolio is then expanded into a medium-term benchmark portfolio. The benchmark portfolio matches the asset class weights in the model portfolio, but expands the asset classes by adding sub-asset classes with corresponding weights and assigning specific capital market indices to each sub-asset class.

        Modern portfolio theory is then applied to determine an optimal one-year target allocation, the performance of which is tracked against the benchmark portfolio.

        The entire process is overseen by investment committees which consist of senior financial management from treasury and certain appropriate executives. The investment committees meet regularly to approve the asset allocations, review the risks and results of the major pension funds and approve the selection and retention of external managers for specific portfolios.

        The majority of investments are in international blue chip equities and high-quality government and corporate bonds. To maintain a wide range of diversification and to improve return opportunities, 20% of assets are allocated currently to high-yield debt, convertible instruments, emerging markets, private equity, hedge funds and commodities. Internal controlling units regularly monitor all investments. External depositary banks provide safekeeping of securities as well as reporting on transactions and assets.

        Assumptions.    The measurement date for the Group's pension obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in compensation used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

        The following weighted average assumptions were used to determine benefit obligations:

	German Plans			Non-German Plans
	2006	2005	2004	2006	2005	2004
(in %)
Average assumptions:
Discount rate	4.5	4.0	4.8	5.7	5.4	5.8
Rate of long-term compensation increase	2.5	3.0	3.0	4.1	4.4	4.5

        The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
	2006	2005	2004	2006	2005	2004
(in %)
Average assumptions:
Discount rate	4.0	4.8	5.3	5.4	5.8	6.2
Expected return on plan assets (at beginning of year)	7.5	7.5	7.5	8.5	8.5	8.5
Rate of long-term compensation increase	3.0	3.0	3.0	4.4	4.5	4.5

        Expected return on plan assets.    The expected rate of return for German and non-German plan assets is primarily derived from the asset allocation of pension funds and expected future returns for the various asset classes in portfolios. The investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices. The allocation-weighted average return expectations serves an initial indicator for the expected rate of return on plan assets for each pension fund.

        In addition, DaimlerChrysler considers long-term actual portfolio results and historical market returns in evaluation in order to reflect the long-term character of the expected rate. For 2007, the expected return on plan assets will remain unchanged for all plans.

        Net pension cost.    The components of net pension cost were as follows:

	2006			2005			2004
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Service cost	829	365	464	739	296	443	681	256	425
Interest cost	1,872	582	1,290	1,874	588	1,286	1,878	586	1,292
Expected return on plan assets	(2,518)	(790)	(1,728)	(2,377)	(673)	(1,704)	(2,339)	(614)	(1,725)
Amortization of:
Unrecognized net actuarial losses	763	232	531	600	183	417	372	141	231
Unrecognized prior service cost	271	—	271	279	—	279	292	—	292
Net periodic pension cost	1,217	389	828	1,115	394	721	884	369	515
Settlement/curtailment loss	112	85	27	16	—	16	64	—	64
Net pension cost	1,329	474	855	1,131	394	737	948	369	579

        In 2007, the amortization of unrecognized net actuarial losses and unrecognized prior service cost are expected to approximate €0.5 million and €0.3 billion, respectively.

        Contributions.    Employer contributions to the Group's defined benefit pension plans were €1,199 million and €1,661 million for the years 2006 and 2005, respectively. Employer cash contributions to the Group's defined benefit pension plans are expected to approximate €0.9 billion in 2007 to satisfy minimum funding and contractual requirements.

        Estimated future pension benefit payments.    Pension benefits pertaining to the Group's German and non-German plans were €577 million and €1,670 million respectively during 2006, and €565 million and €1,631 million respectively during 2005. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximate €23.3 billion and are expected to be paid as follows:

(in billions of €)	2007	2008	2009	2010	2011	2012- 2016
German plans	0.6	0.6	0.7	0.7	0.7	3.9
Non-German plans	1.6	1.6	1.6	1.6	1.6	8.1

Total	2.2	2.2	2.3	2.3	2.3	12.0

        Accumulated benefit obligation.    For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligation and plan assets are presented as follows:

	At December 31,
(in millions of €)	2006	2005
Projected benefit obligation	15,766	41,099
Accumulated benefit obligation	14,488	39,379
Plan assets	12,032	33,953

Other postretirement benefits

        Certain DaimlerChrysler operations in the United States and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler, the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

        Funded status.    The funded status of the accumulated postretirement benefit obligations is as follows:

	At December 31,
(in millions of €)	2006	2005
Accumulated postretirement benefit obligations	16,030	17,711
Less fair value of plan assets	(1,928)	(1,912)
Funded status	14,102	15,799

        A reconciliation of the funded status to net amounts recognized is as follows:

	At December 31,
(in millions of €)	2006	2005
Funded status	14,102	15,799
Unrecognized actuarial net losses	(5,243)	(6,189)
Unrecognized prior service cost	451	215

Net amount recognized	9,310	9,825

        The effects from the adoption of SFAS 158 at December 31, 2006, on balance sheet items are as follows:

	At December 31, 2006
	Amount before adoption of SFAS 158	Effects from adoption	Amount after adoption of SFAS 158
(in millions of €)
Accrued other postretirement benefits	9,310	4,792	14,102
Accumulated other comprehensive loss	—	(4,792)	(4,792)

Net amount recognized	9,310	—	9,310

        An amount of €14,098 million included in the accrued other postretirement benefits is not expected to be paid within one year.

        The development of the accumulated postretirement benefit obligations and the plan assets is as follows:

	At December 31,
(in millions of €)	2006	2005
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations at beginning of year	17,711	14,355
Foreign currency exchange rate changes	(1,813)	2,280
Service cost	293	273
Interest cost	905	917
Plan amendments	(321)	(289)
Actuarial losses	120	1,004
Settlement/curtailment loss	(33)	15
Benefits paid	(832)	(844)
Accumulated postretirement benefit obligations at end of year	16,030	17,711
Change in plan assets:
Fair value of plan assets at beginning of year	1,912	1,547
Foreign currency exchange rate changes	(209)	241
Actual gains on plan assets	237	134
Employer contributions	5	—
Plan participant contributions	1	1
Benefits paid	(18)	(11)
Fair value of plan assets at end of year	1,928	1,912

        Plan assets.    At December 31, 2006, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and to administer the plans. The Group's other benefit plan asset allocation at December 31, 2006 and 2005 and target allocations for 2007 are as follows:

	2007 planned	2006	2005
(in % of plan assets)
Equity securities	65	67	67
Debt securities	23	23	33
Alternative investments	7	6	—
Real estate	5	4	—

        Asset allocation is based on a benchmark portfolio designed to diversify investments among the following primary asset classes: US equity, international equity and US fixed income. The objective of the benchmark portfolio is to achieve a reasonable balance between risk and return.

        The investment process is overseen by Investment Committees which consist of senior financial management and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations and review the risks and results of the funds and approve the selection and retention of external managers for specific portfolios.

        The majority of investments reflect the asset classes designated by the benchmark portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets is allocated to hedge funds and real estate. Internal controlling units regularly monitor all investments. External depositary banks provide safekeeping of securities as well as reporting on transactions and assets.

        Estimated future subsidies due to the Medicare Act.    The total estimated future subsidies due to the Medicare Act for the next 10 years approximate €642 million and are expected to be received as follows:

(in millions of €)	2007	2008	2009	2010	2011	2012- 2016
Medicare Act	45	49	53	57	61	377

        Contributions.    Contributions to the Group's other postretirement plans were €5 million for the year ended December 31, 2006. DaimlerChrysler did not make any contributions to its other postretirement plans in 2005. Employer cash contributions to the Group's other postretirement plans are expected to approximate €6 million in 2007.

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

        The weighted average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31 were as follows (in %):

	2006	2005	2004
Average assumptions:
Discount rate	5.9	5.7	6.0
Health care inflation rate in following (or "base") year	8.3	7.4	8.0
Ultimate health care inflation rate (2014/2011/2011)	5.0	5.0	5.0

        The weighted average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans were as follows (in %):

	2006	2005	2004
Average assumptions:
Discount rate	5.7	6.0	6.3
Expected return on plan assets (at the beginning of the year)	8.5	8.5	8.5
Health care inflation rate in following (or "base") year	7.4	8.0	8.0
Ultimate health care inflation rate (2011)	5.0	5.0	5.0

        US postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets so the expected rate of return is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets described above also applies to postretirement plan assets. For 2007, the expected rate of return on plan assets is the same as the rate applied in 2006.

        The assumptions have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed ultimate health care cost inflation rates as from 2014:

(in millions of €)	1-percentage- point increase	1-percentage- point decrease
Effect on total of service and interest cost components	169	(136)
Effect on accumulated postretirement benefit obligations	1,956	(1,615)

        Net postretirement benefit cost.    The components of net periodic postretirement benefit cost were as follows:

(in millions of €)	2006	2005	2004
Service cost	293	273	255
Interest cost	905	917	863
Expected return on plan assets	(152)	(155)	(159)
Amortization of:
unrecognized net actuarial losses	355	301	208
unrecognized prior service cost	(62)	(8)	3
Net periodic postretirement benefit cost	1,339	1,328	1,170
Settlement/curtailment loss	3	3	3
Net postretirement benefit cost	1,342	1,331	1,173

        In 2007, the charges from the amortization of unrecognized net actuarial losses are expected to approximate €0.3 billion and income from unrecognized prior service cost is expected to approximate €0.1 billion.

        Estimated future postretirement benefit payments.    Postretirement benefits paid pertaining to the Group's plans were €832 million and €844 million during 2006 and 2005, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate €10.9 billion and are expected to be paid as follows:

(in billions of €)	2007	2008	2009	2010	2011	2012- 2016
Expected payments	0.9	1.0	1.0	1.1	1.1	5.8

        Prepaid employee benefits.    In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2006 and 2005, the VEBA trust had a balance of €2,385 million and €2,392 million, respectively, of which the long-term assets in the VEBA trust of €1,861 million and €1,835 million, respectively, are reported as plan assets for the accumulated postretirement benefit obligations and not reported in DaimlerChrysler's Consolidated Balance Sheets. The short-term assets in the VEBA trust are classified as cash and marketable securities in DaimlerChrysler's Consolidated Balance Sheets. No contributions to the VEBA trust were made in 2006, 2005 and 2004. DaimlerChrysler does not expect to make any contributions to the VEBA trust in 2007.

b)    Other accrued liabilities

        Other accrued liabilities consisted of the following:

	At December 31,
(in millions of €)	2006	2005
Product guarantees	10,483	11,632
Accrued sales incentives	4,834	5,381
Accrued personnel and social costs	3,153	3,219
Derivative financial instruments	470	1,706
Other	4,941	5,866
	23,881	27,804

        DaimlerChrysler issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 31). The accrued liability for these product guarantees covers expected costs for legal and contractual obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

        The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	11,632	10,877
Currency change and change in consolidated companies	(606)	767
Utilizations and transfers	(4,779)	(5,587)
Product guarantees issued in respective year	4,606	5,012
Changes from prior period product guarantees issued	(370)	563
Balance at December 31	10,483	11,632

        The amount included in the line item "product guarantees issued in respective year" represents the additions to the accruals for product guarantees recognized in the corresponding year for products sold in that year.

        In 2005, "changes from prior period product guarantees issued" are partly offset by payments received from suppliers in settlement of claims for recovery of the costs for recall campaigns.

        The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in "deferred income" in the consolidated balance sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2006	2005
Balance at January 1	1,548	1,115
Currency change and transfers	(129)	226
Deferred revenue current period	719	694
Earned revenue current period	(524)	(487)
Balance at December 31	1,614	1,548

        The provisions for derivative financial instruments are mainly due to exchange rate risks from financial liabilities and future sales revenues. The deviation from the previous year is especially attributable to the changed currency relation of the euro in relation to the US dollar.

25.   Financial Liabilities

		At December 31,
(in millions of €)		2006	2005
Short-term:
Notes/bonds		10,286	12,530
Commercial paper		7,834	9,104
Liabilities to financial institutions		10,715	9,860
Liabilities to affiliated companies		504	417
Deposits from direct banking business		2,962	3,045
Loans, other financial liabilities		236	27
Liabilities from capital lease and residual value guarantees		2,078	1,500
Short-term financial liabilities (due within one year)		34,615	36,483
Long-term:	Maturities
Notes/Bonds of which due in more than five years €6,905 (2005: €10,939)	2008- 2097	35,350	34,902
Liabilities to financial institutions of which due in more than five years €426 (2005: €1,469)	2008- 2019	6,120	7,612
Liabilities to affiliated companies of which due in more than five years €- (2005: €-)		104	76
Deposits from the direct banking business of which due in more than five years €- (2005: €9)		148	160
Loans, other financial liabilities of which due in more than five years €7 (2005: €-)		426	—
Liabilities from capital lease and residual value guarantees of which due in more than five years €346 (2005: €210)		1,755	1,699

Long-term financial liabilities		43,903	44,449

		78,518	80,932

        Weighted average interest rates for notes/bonds, commercial paper, liabilities to financial institutions and deposits from the direct banking business are 5.71%, 5.11%, 4.88% and 2.98%, respectively, at December 31, 2006.

        Commercial papers are primarily denominated in euros and US dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance and encumbrances on property and plants of approximately €1,490 million (2005: €1,958 million).

        The aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	Thereafter
Financial liabilities	34,635	14,487	11,513	3,979	6,217	7,753

        At December 31, 2006, the Group had unused short-term credit lines of €8,600 million (2005: €7,099 million) and unused long-term credit lines of €9,600 million (2005: €10,806 million). The credit lines include a US $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG to borrow up to US $5 billion until

December 2009 and US $4.9 billion until December 2011, respectively, a US dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to US $6 billion available until May 2007, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to US $7 billion until May 2008. A part of the US $18 billion facility serves as back-up for commercial paper drawings.

26.   Trade Liabilities

	At December 31, 2006			At December 31, 2005
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
Trade liabilities	13,716	2	—	14,591	1	—

27.   Other Liabilities

	At December 31, 2006			At December 31, 2005
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
Liabilities to affiliated companies	93	—	—	334	—	224
Liabilities to related companies	68	5	—	96	5	—
Other liabilities	7,632	289	19	8,623	260	139

	7,793	294	19	9,053	265	363

        As of December 31, 2006, other liabilities include tax liabilities of €1,190 million (2005: €1,147 million) and social benefits due of €230 million (2005: €808 million).

28.   Deferred Income

        As of December 31, 2006, €3,466 million of the total deferred income is to be recognized after more than one year (2005: €3,105 million).

Notes to the Consolidated Statements of Cash Flows

29.   Consolidated Statements of Cash Flows

        The following cash flows represent supplemental information with respect to net cash provided by operating activities:

	Year ended December 31,
(in millions of €)	2006	2005	2004
Interest paid	4,193	3,652	3,092
Income taxes paid	1,494	700	1,373

        Payments (or proceeds) of early terminated cross currency hedges related to financial liabilities, are included in net cash provided by financing activities (2006: -; 2005: €72 million; 2004: €(1,304) million).

Other Notes

30.   Legal Proceedings

        Various legal proceedings, claims and governmental investigations are pending against DaimlerChrysler AG or its subsidiaries on a wide range of topics, including vehicle safety, emissions and fuel economy, financial services, dealer, supplier and other contractual relationships; intellectual property rights; product warranties; environmental matters; and shareholder matters. Some of these proceedings allege defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock), or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        The Federal Republic of Germany initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time, and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims are without merit and is defending itself vigorously. We submitted our response to the arbitrators in June 2006 (see also Note 3.)

        The US Securities and Exchange Commission ("SEC") and the US Department of Justice ("DOJ") are conducting an investigation into possible violations of law by DaimlerChrysler including the anti-bribery, record-keeping and internal control provisions of the US Foreign Corrupt Practices Act ("FCPA"). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with the office of a German public prosecutor regarding these matters.

        Below is a summary of what DaimlerChrysler uncovered to date in connection with its internal investigation:

  •
  DaimlerChrysler has determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the FCPA, under German law, and under the laws of other jurisdictions.

  •
  DaimlerChrysler has identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.

  •
  DaimlerChrysler determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.

  •
  DaimlerChrysler has taken action designed to address and resolve the issues identified in the course of its investigation to safeguard against the recurrence of improper conduct. This includes establishing a company-wide compliance organization and evaluating and revising DaimlerChrysler's governance policies and its internal control procedures.

        DaimlerChrysler is working towards completing its internal investigation into possible violations of law. Some investigative and remediation work, however, is still ongoing and further issues may arise as DaimlerChrysler completes its investigation. The DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

        DaimlerChrysler also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. DaimlerChrysler voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions and took various remedial actions to address these issues.

        Litigation is subject to many uncertainties and DaimlerChrysler cannot predict the outcome of individual matters with assurance. The Group establishes accruals in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these accruals, which are reflected in the Group's Consolidated Financial Statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made, including the arbitration proceeding and investigations mentioned above, may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position and cash flow.

31.   Contingent Obligations and Commercial Commitments

        Contingent Obligations.    Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31, maximum potential future obligations		At December 31, amount recognized as a liability
(in millions of €)	2006	2005	2006	2005
Guarantees for third party liabilities	1,207	1,819	299	412
Guarantees under buyback commitments	1,444	1,499	372	406
Other contingent obligations	260	249	127	125

	2,911	3,567	798	943

        Guarantees for third party liabilities principally represent guarantees that require the Group to make certain payments if third parties, non-consolidated affiliated companies and/or other related companies fail to meet their financial obligations.

        Guarantees under buyback commitments principally represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, partially also in connection with a future purchase of vehicles or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

        Other contingent obligations principally include pledges or indemnities related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums.

        DaimlerChrysler AG and its wholly-owned subsidiary DaimlerChrysler Financial Services AG have provided guarantees towards third parties with respect to the investment in Toll Collect. See Note 3 for detailed information regarding Toll Collect including the guarantees issued. Of the guarantees mentioned in Note 3, only the €230 million guarantee for the bank loan is reflected in the above table in the line "guarantees for third party liabilities". The other guarantees are not reflected in the above table since the maximum potential future obligation resulting from the remaining guarantees cannot be accurately estimated.

        When circumstances indicate that payment is probable and the amount is reasonably estimable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet in accordance with SFAS 5 "Accounting for Contingencies", with an offsetting amount recorded as an expense (contingent obligation). For guarantees issued or modified after December 31, 2002, the Group records guarantees at fair value, unless a higher amount must be accrued in accordance with SFAS 5 (non-contingent obligations). Both contingent obligations and non-contingent obligations are included in the column "amount recognized as a liability" in the table above.

        Group companies also provide guarantees to third parties for obligations of other consolidated subsidiaries. Intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        In accordance with FIN 45, obligations associated with product warranties are not reflected in the above table. See Note 24b for accruals relating to such obligations.

        Commercial commitments.    The Group has committed in connection with certain production programs to purchase various levels of outsourced manufactured parts and components over extended periods. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2006, commitments to purchase outsourced manufactured parts and components as well as to invest in plant and equipment are approximately €4.8 billion. These amounts are not reflected in the above table.

        The Group also enters into non-cancelable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2006 in the statement of income amounted to €960 million (2005: €946 million; 2004: €902 million). Future minimum lease payments under non-cancelable lease agreements as of December 31, 2006 are as follows:

	2007	2008	2009	2010	2011	Thereafter
Future minimum lease payments	688	617	546	363	307	1,162

        Future payments to be received from the subleasing of these facilities, plant and equipment to third parties total €275 million.

        In 2006, DaimlerChrysler sold the real estate of its former headquarters in Stuttgart-Möhringen to IXIS Capital Partners Ltd. for €240 million in cash. At the same time, DaimlerChrysler entered into a leaseback arrangement for the properties sold with non-cancelable lease periods ranging from ten to fifteen years. At the end of the non-cancelable lease term, DaimlerChrysler has renewal options for up to nine years. The lease payments are adjusted based on the German consumer price index and are included in the above table.

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

        Several major tier-one automotive suppliers have initiated bankruptcy proceedings and continue to face financial difficulties. Interruption in the supply of components from any of those suppliers, in particular Collins & Aikman, Delphi Corporation and Automotive Group ISE, would disrupt the production of certain vehicles of DaimlerChrysler. Various vehicle manufacturers, including DaimlerChrysler, have provided financial support to such suppliers to avoid prolonged interruptions. DaimlerChrysler has provided financial support to Collins & Aikman since 2005, including €83 million for 2006 of which €66 million have negatively impacted operating profit. DaimlerChrysler expects to provide additional financial support in 2007. DaimlerChrysler also expects to provide financial support to other financially distressed suppliers in the future.

32.   Information about Financial Instruments and Derivatives

  a)
  Use of financial instruments

        The Group conducts business on a global basis in numerous international currencies and is therefore exposed to fluctuations in foreign currency exchange rates. In addition, the Group uses for example bonds, medium-term-notes, commercial paper and bank loans in various currencies to finance its operations, especially its leasing and sales financing business. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler also holds financial instruments, such as money market investments, variable- and fixed-interest bearing securities, and to a lesser extent, equity securities for managing excess liquidity that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using for example derivative financial instruments. In addition, equity investments in publicly traded companies also expose the Group to equity price risk, which, if deemed appropriate, DaimlerChrysler hedges through the use of derivative financial instruments. Without these derivative financial instruments the Group's exposure to these market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

        Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling of financial instruments.

        Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes in market prices are calculated on the basis of statistical methods.

        DaimlerChrysler is also exposed to market price risks associated with the purchase of commodities. To a minor degree, DaimlerChrysler uses derivative instruments to reduce market price risks, primarily with respect to precious metals. The risk resulting from derivative commodity instruments is not significant to the Group and thus is not included in the following discussion.

        The contract volumes at December 31 of derivative financial instruments used for hedging currency and interest rate risks are shown in the table below. The contract or notional amounts shown do not always represent amounts exchanged by the parties and are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

	At December 31,
in millions of €	2006	2005
Currency contracts	22,662	25,082
Interest rate contracts	45,224	42,407
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

        The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2006		At December 31, 2005
in millions of €	Carrying amount	Fair value	Carrying amount	Fair value
Financial instruments (other than derivative instruments):
Assets:
Financial assets	4,747	8,186	4,989	9.944
Receivables from financial services	52,334	52,042	61,101	61,246
Securities	5,985	5,985	4,936	4,936
Cash and cash equivalents	7,136	7,136	7,711	7,711
Liabilities:
Financial liabilities	78,518	79,258	80,932	82,129
Derivative instruments:
Assets:
Currency contracts	513	513	181	181
Interest rate contracts	1,297	1,297	546	546
Equity contracts	434	434	73	73
Liabilities:
Currency contracts	202	202	646	646

Interest rate contracts	207	207	867	867

Equity contracts	89	89	209	209

        Derivative instruments representing assets are included in other assets (see Note 18) at fair value, while derivative instruments representing liabilities are included in other accrued liabilities (see Note 24b) at fair value.

        The methods and assumptions used to determine the fair values of financial instruments are summarized below:

        Financial assets and securities.    The fair values of securities are determined either using quoted market prices or valuation models that use market data. The Group has certain equity investments which are not presented in the table since they are not publicly traded and determination of fair values is impracticable. The investment in EADS is included in "financial assets." The derivatives related to EADS shares are included in "equity contracts" (see Note 3).

        Receivables from financial services.    The carrying amounts of variable rate receivables from financial services approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate receivables from financial services were determined by discounting expected cash flows, using the current interest rates at which comparable loans with identical maturities could be taken out as of December 31, 2006 and 2005.

        Cash and cash equivalents.    It is assumed that the carrying amounts of cash and cash equivalents approximate fair values due to the short-term maturities of these instruments.

        Financial liabilities.    The fair value of bonds was determined by discounting future cash flows, using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

        Currency contracts.    The fair values of forward foreign exchange contracts were based on reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued based on quoted market prices or option pricing models.

        Interest rate contracts.    The fair values of instruments to hedge interest rate risks (e.g. interest rate swap agreements, cross currency interest rate swap agreements) were determined by discounting expected cash flows, using market interest rates over the remaining term of the instrument. Interest rate options are valued based on quoted market prices or option pricing models.

        Equity contracts.    The fair values of instruments to hedge equity price risk of marketable equity securities were determined on the basis of quoted market prices, if applicable adjusted for the respective interest rate differentials (premiums or discounts), or option pricing models. Therein included are also hedging instruments related to equity investments in publicly traded companies, which the Group accounts for using the equity method of accounting.

  c)
  Credit risk

        The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparty's financial strength. Based on the rating of the counterparties performed by established rating agencies, DaimlerChrysler does not have a significant exposure to any individual counterparty. DaimlerChrysler Financial Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 17.

  d)
  Accounting for and reporting of financial instruments (other than derivative instruments)

        The income or expense arising from the Group's financial instruments (other than derivative instruments), is recognized in financial income, net, with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities. Interest income on receivables from financial services and gains and losses from sales of those receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their corresponding captions.

  e)
  Accounting for and reporting of derivative instruments and hedging activities

        Foreign currency risk management.    As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to risks associated with fluctuations in the exchange rates of the U.S. dollar and other currencies against the euro. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. The Mercedes Car Group segment is primarily exposed to such risk. The Mercedes Car Group generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Truck Group segment is subject to transaction risk to a lesser extent because of its global production network. At Chrysler Group, revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The van and bus businesses included in Van, Bus, Other are also directly exposed to transaction risk, but to a minor degree in comparison to the Mercedes Car Group and the Truck Group segment. In addition, Van, Bus, Other is indirectly exposed to transaction risks through the equity investment in EADS, which the Group accounts for using the equity method of accounting.

        To mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. The Currency Committee consists of members of senior management from Corporate Treasury, each of the operating businesses and Risk Controlling. Corporate Treasury implements the decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

        Interest rate and equity price risk management.    DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition, a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Financial Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services at the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

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

        Fair value hedges.    Gains and losses from fluctuations in the fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses arising from derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales if the transactions being hedged involve sales (including the leasing and sales financing business) or production of the Group's products. When the hedged items are recognized in financial income, net, net gains and losses from fluctuations in the fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are also recognized in financial income, net.

        For the year ended December 31, 2006, net losses of €29 million (2005: €58 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

        Cash flow hedges.    Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income/(loss). These amounts are subsequently reclassified into operating income in the same period the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income/(loss). These amounts are subsequently reclassified into the income statement as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings. If the interest sensitive hedged items affect operating income (including the leasing and sales financing business), the effects from the hedging instruments are also recognized in operating income. If the interest sensitive hedged items affect financial income, net, the corresponding effects from the hedging instruments are likewise classified in financial income, net.

        For the year ended December 31, 2006, gains of €1 million (2005: losses of €41 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedging ineffectiveness, were recognized in operating and financial income, net.

        During 2006, DaimlerChrysler recorded no income or expenses as a result of the discontinuance of cash flow hedges (2005: expenses of €1 million).

        It is anticipated that €346 million of net gains included in accumulated other comprehensive income/(loss) at December 31, 2006, will be reclassified into earnings during the next year.

        As of December 31, 2006, DaimlerChrysler held derivative financial instruments with a maximum maturity of 29 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

        Hedges of the net investment in a foreign operation.    In specific circumstances, DaimlerChrysler hedges the currency risk inherent in certain of its long-term investments where the functional currency is other than the euro through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2005, net gains of €213 million (2004: €120 million) from hedging the Group's net investment in Mitsubishi Motors Corporation were reclassified into the income statement. For further information, see also the discussion in Note 3. As of December 31, 2006, net losses of €9 million from hedging the Group's net investments in foreign operations were included in the cumulative transition adjustment without affecting DaimlerChrysler's net income in prior years.

33.   Retained Interests in Securitized Sold Receivables and Sale of Finance Receivables

        DaimlerChrysler uses securitization transactions to diversify its funding sources. In the ordinary course of business, the Group sells significant portions of its automotive finance receivables to trusts and third-parties entities in "asset-backed securitizations" and "whole loan sales." The information given below relates only to transfers of finance receivables which qualified for derecognition according to the criteria in SFAS 140.

        Description of securitization transactions.    Asset-backed securitizations ("ABS") involve the sale of financial assets by DaimlerChrysler to trusts that are special purpose entities. The special purpose entities purchase the assets with cash raised through the issuance of beneficial interests (usually debt instruments) to third-party investors. The sold financial assets consist of retail receivables with an expected average lifetime of several months at the time of the securitization and short-term wholesale receivables which are securitized using a revolving-period structure. The investors in the beneficial interests have recourse to the assets in the trusts and benefit from credit enhancements such as overcollateralization. In a subordinated capacity, the Group retains residual beneficial interests in the sold receivables designed to absorb substantially all credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. The retained interest balance represents DaimlerChrysler's right to receive collections on the transferred receivables in excess of amounts required by the trust to pay interest and principal to investors, servicing fees, and other required payments. To support the European ABS program, DaimlerChrysler also provided subordinated loans to one trust. The Group's maximum exposure to loss as a result of its involvement with these entities is limited to the amount of the carrying value of retained interests and the provided subordinated loans.

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

        Sale of finance receivables.    During the year ended December 31, 2006, in asset-backed securitization transactions, DaimlerChrysler sold €13,516 million (2005: €10,059 million) and €32,373 million (2005: €33,922 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €89 million (2005: €11 million) and €181 million (2005: €169 million). During the year ended December 31, 2006, the Group sold €2,344 million (2005: €1,516 million) of retail receivables in whole loan sales and recognized losses of €6 million (2005: gains of €2 million).

        Cash flows between DaimlerChrysler and the securitization trusts.    The cash flows in connection with the aforementioned transactions between DaimlerChrysler and the securitization trusts were as follows:

(in millions of €)	2006	2005
Proceeds from new retail securitizations	14,979	10,988
Proceeds from collections reinvested in wholesale securitizations	32,373	33,892
Servicing fees received	213	214
Receipt of cash flows on retained interests in sold receivables and subordinated loans	913	998

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

        For more details on the valuation of retained interests in securitized sold receivables, please see Note 1.

        The fair value of retained interests in securitized sold receivables was as follows:

	At December 31,
(in millions of €)	2006	2005
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	2,845	2,266
Expected future net credit losses on sold receivables	(264)	(286)

Fair value of net residual cash flows from sold receivables	2,581	1,980

Retained subordinated securities	123	233
Other retained interests	2	2

Retained interests in sold receivables	2,706	2,215

        At December 31, 2006, the Group also recognized subordinated loans with a carrying value of €67 million (2005: €25 million) to a trust related to the European ABS platform.

        The fair value of retained interests in sold receivables and the subordinated loan are included in other assets (see Note 18).

        Assumptions in measuring the retained interests and sensitivity analysis.    At December 31, 2006 and 2005, significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the respective year):

	Retail				Wholesale
	2006		2005		2006	2005
Prepayment speed assumption	1.25	%-	1.25	%-	1)	1)
(monthly rate)	1.5%		1.5%
Lifetime (in months)	18		18		3	3
Estimated lifetime net credit losses (an average percentage of sold receivables)	1.7%		1.9%		0.0%	0.0%
Residual cash flows discount rate (annual rate)	12.0%		12.0%		12.0%	12.0%

1
For the calculation of wholesale gains, the Group estimated that all sold wholesale loans would be liquidated within 210 days.

        Actual and projected net lifetime credit losses for retail receivables securitized were as follows:

	Receivables securitized in
Actual and projected credit losses percentages as of
	2003	2004	2005	2006
December 31, 2006	1.6%	1.7%	1.7%	1.7%
December 31, 2005	1.6%	1.8%	1.9%
December 31, 2004	2.0%	2.3%
December 31, 2003	2.5%

        Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2006.

        At December 31, 2006, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

		Impact on fair value based on adverse
(in millions of €)	Assumption percentage	10% change	20% change
Prepayment speed, monthly	1.25% – 1.5%	(1)	(2)
Expected remaining net credit losses as a percentage of receivables sold	0.8%	(23)	(46)

Residual cash flow discount rate, annualized	12,0%	(20)	(40)

        Similar adverse changes in the discount rate, monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would not have a significant effect on the fair value of the retained subordinated securities.

        These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

        Managed receivables.    The outstanding balances, delinquencies and net credit losses of recognized and sold receivables, of those companies that manage receivables in connection with ABS transactions, were as follows:

	Outstanding balance at December 31		Delinquencies > 60 day at December 31		Net credit losses
(in millions of €)	2006	2005	2006	2005	2006	2005
Recognized retail receivables	24,994	33,539	102	79	227	273
Recognized wholesale receivables	10,115	10,276	7	8	7	3

Recognized receivables (total)	35,109	43,815	109	87	234	276

Sold retail receivables	16,305	14,677	31	32	124	155
Sold wholesale receivables	6,995	8,703	—	—	—	3

Sold receivables (total)	23,300	23,380	31	32	124	158

Managed retail receivables	41,299	48,216	133	111	351	428
Managed wholesale receivables	17,110	18,979	7	8	7	6

Managed receivables (total)	58,409	67,195	140	119	358	434

        As of December 31, 2006, the outstanding balance of receivables managed in connection with whole loans sales was €2,567 million (2005: €1,931 million).

        Servicing assets and servicing liabilities.    Servicing assets (servicing liabilities) represent the present value derived from retaining the right (obligation) to service securitized receivables compared to adequate servicer compensation. During the year ended December 31, 2006, the Group recognized servicing assets of €17 million (2005: €7 million) and related amortization of €8 million (2005: €2 million). The Group also recognized servicing liabilities of €7 million (2005: €10 million) and related amortization of €10 million (2005: €13 million). At December 31, 2006, the fair value of servicing assets on sold receivables was €14 million (2005: €6 million), and the fair value of servicing liabilities was €10 million (2005: €15 million). These values were determined by discounting expected cash flows at current market rates.

        Trusts and third-party entities.    Trusts sponsored by DaimlerChrysler are considered qualifying special purpose entities under SFAS 140 and are not consolidated by the Group. The third-party entities are multi-seller and multi-collateralized bank conduits. These trusts are considered to be variable interest entities under FIN 46R. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross-collateralized by the assets held by the entity. Although its interest in these variable interest entities is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R.

        The following table summarizes the outstanding balance of the receivables sold to the qualifying special purpose entities and variable interest entities and the corresponding retained interest balances as of December 31, 2006:

(in millions of €)	Receivables sold	Retained interest in sold receivables
Variable interest entities	3,578	351
Qualifying special purpose entities	19,722	2,355

	23,300	2,706

        Liquidity facilities of special purpose entities.    To support an asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating US $6.3 billion which expire in August 2007, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies may sell receivables under this program. As of December 31, 2006, none of the liquidity facilities have been utilized.

34.   Segment Reporting

        DaimlerChrysler has determined four reportable segments that are organized and managed separately according to the nature of products and services provided, brands, distribution channels, and profile of customers. Information with respect to the Group's reportable segments are presented below.

        In January 2006, DaimlerChrysler presented a new management model. As part of the new management model, the Group also changed the composition of some of its segments by reporting the van and bus operating units, which were previously included in the Commercial Vehicles segment, as part of Other Activities. As a result of this change, the Commercial Vehicles segment was renamed Truck Group and the Other Activities were renamed Van, Bus, Other. Prior year amounts have been adjusted to reflect the change in segment composition.

        Mercedes Car Group.    This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach, as well as related parts and accessories.

        Chrysler Group.    This segment includes activities related to the development, design, manufacture, assembly and sale of passenger cars, off-road vehicles and light trucks under the brand names Chrysler, Jeep® and Dodge, as well as related parts and accessories.

        Truck Group.    This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks, as well as related parts and accessories. The truck products are sold mainly under the brand names Mercedes-Benz, Freightliner, and Mitsubishi Fuso.

        Financial Services.    The activities in this segment primarily extend to the marketing of financial services in the areas of retail and lease financing for vehicles, dealer financing and insurance brokerage. This segment also includes the Group's equity method investment in Toll Collect (see also Note 3).

        Van, Bus, Other.    Van, Bus, Other comprises all other businesses, operations and investments of the Group. It includes the Group's van and bus operating units, which are sold under the brand names Mercedes-Benz (for buses additionally under the brand names Setra and Orion; for Van additionally under the brand names Freightliner and Dodge). Furthermore, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets, the real estate and corporate research activities, and the Group's equity method investment in EADS are included therein. Prior to its sale, the Off-Highway business and the Group's investment in Mitsubishi Motors Corporation (MMC) formed part of Van, Bus, Other (see Note 3 and 4).

        Management reporting and controlling systems.    The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP), except for revenue recognition between the automotive business segments and the Financial Services segment in certain markets.

        The Group measures the performance of its operating segments through "operating profit (loss)." DaimlerChrysler's consolidated operating profit (loss) is the sum of the operating profits and losses of its segments adjusted for consolidation and elimination entries. Segment operating profit (loss) is computed starting with income (loss) before income taxes, minority interests, and the cumulative effect of changes in accounting principles, and then adjusting that amount to (1) exclude pension and postretirement benefit income or expenses, other than current and prior year service costs and settlement/curtailment losses, (2) exclude gains from the sale of the 12.4% stake in MMC in 2005 and the 10.5% stake in HMC in 2004, (3) exclude interest and similar income and interest and similar expenses, (4) exclude other financial income (loss), net and (5) include or exclude certain miscellaneous items. In addition, this result is further adjusted to include the Group's share of all of the above mentioned reconciling items included in the net income (loss) from investments accounted for at equity.

        Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

        Revenues are allocated to countries based on the location of the customer. Long-lived assets are disclosed according to the physical location of these assets.

        Capital expenditures represent the purchase of property, plant and equipment.

        Segment information as of and for the years ended December 31, 2006, 2005 and 2004 is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total Segments	Eliminations	Consolidated
2006
Revenues	49,696	46,989	28,831	14,347	11,726	151,589	—	151,589
Intersegment sales	4,883	127	3,157	2,807	1,713	12,687	(12,687)	—

Total revenues	54,579	47,116	31,988	17,154	13,439	164,276	(12,687)	151,589

Operating profit (loss)	2,415	(1,118)	2,020	1,714	913	5,944	(427)	5,517
Capital expenditures	1,663	2,892	907	29	447	5,938	—	5,938
Depreciation and amortization	1,986	3,461	867	7,007	676	13,997	(383)	13,614

2005
Revenues	46,429	50,086	27,573	12,798	12,890	149,776	—	149,776
Intersegment sales	3,586	32	2,795	2,641	1,945	10,999	(10,999)	—

Total revenues	50,015	50,118	30,368	15,439	14,835	160,775	(10,999)	149,776

Operating profit (loss)	(505)	1,534	1,606	1,468	1,091	5,194	(9)	5,185
Capital expenditures	1,629	3,083	966	45	886	6,609	(29)	6,580
Depreciation and amortization	2,418	3,336	852	5,757	629	12,992	(381)	12,611

2004
Revenues	46,082	49,485	22,429	11,646	12,417	142,059	—	142,059
Intersegment sales	3,548	13	2,779	2,293	1,555	10,188	(10,188)	—

Total revenues	49,630	49,498	25,208	13,939	13,972	152,247	(10,188)	142,059

Operating profit (loss)	1,666	1,427	789	1,250	1,020	6,152	(398)	5,754
Capital expenditures	2,343	2,647	638	91	680	6,399	(13)	6,386
Depreciation and amortization	1,854	3,368	688	4,976	534	11,420	(308)	11,112

        Mercedes Car Group.    Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, operating profit (loss) of the Mercedes Car Group segment for 2006 and 2005 includes charges of €946 million and €1,111 million, respectively. From the charges incurred in 2006 and 2005, €127 million (2005: €535 million) is attributable to impairment charges and write-downs and €819 million (2005: €576 million) is attributable to payments already made in 2005 and 2006 or expected to be made in future periods (see Note 5).

        In 2006, the operating profit of the Mercedes Car Group segment includes charges of €286 million (2005: €570 million) for the headcount reduction initiative at Mercedes Car Group. Of these amounts, €783 million (2005: €70 million) was already paid in 2006 (see Note 5).

        In 2006, the Mercedes Car Group recorded a gain of €91 million from the application of EITF 05-5, which led to an adjustment of the provision for early retirement obligations (see also Note 5).

        An accrual established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable court decision. This amount is included in the operating results of the Mercedes Car Group segment in 2005.

        Chrysler Group.    In 2006, the financial support provided to supplier Collins & Aikman resulted in charges of €66 million (2005: €99 million) (see Note 31).

        In 2005, the Chrysler Group recorded a €240 million gain on the sale of its Arizona Proving Grounds vehicle testing facility.

        In 2004, the Chrysler Group's operating results were negatively impacted by a €145 million charge related to a multiyear turnaround plan initiated in 2000, a €138 million charge for early retirement incentives and other workforce reductions, partially offset by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

        Truck Group.    In 2006, the Truck Group recorded a gain of €55 million from the application of EITF 05-5, which led to an adjustment of the provision for early retirement obligations (see also Note 5).

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified (see Note 4 for additional information). As of December 31, 2004, DaimlerChrysler made a true-up based on the preliminary evaluation of the probable costs associated with the quality measures and recall campaigns at MFTBC. Total expenses arising from the recall issues reduced 2004 operating profit of the Truck Group segment by €475 million. The reduction in operating profit consisted of €70 million classified as financial income (expense), net, in the Group's 2004 statement of operations and €735 million classified as cost of sales, net of €330 million attributed to the minority interests' share in those costs. As expenses attributed to minority interests are not allocated to operating profit, they are included in the line "miscellaneous items, net" in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and cumulative effects of changes in accounting principles. The following settlement with MMC associated with the quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Truck Group segment in 2005.

        Financial Services.    In 2005 and 2004, the Financial Services segment recorded charges of €54 million and €472 million related to its participation in Toll Collect. The charges in 2004 were mainly the result of revaluing the system's total costs and extra operating expenses required to guarantee the start of the system on January 1, 2005.

        In 2004, the operating profit of the Financial Services segment includes non-cash impairment charges of €102 million associated with the investment made in dAF.

        Van, Bus, Other.    In 2006 and 2005, operating profit of Van, Bus, Other includes the Group's share in the operating profit of EADS of €649 million and €757 million, respectively (see Note 3). In 2004, the proportionate results of the investments in EADS and MMC together amounted to €548 million. This amount also includes the results from the dilution of the Group's interest in MMC (loss of €135 million) and related currency hedging effects (gain of €195 million). In 2004, the Group's share in the losses of MMC is only included in this segment until June 29, 2004 (see Note 3 for additional information).

        In 2006, the operating profit of Van, Bus, Other includes gains on the sale of real estate investments of €133 million.

        Furthermore the operating profit of the Group was positively impacted by €261 million by the disposed of Off-Highway business in 2006, of which €248 million was attributable to Van, Bus, Other (see Note 4).

        As a result of the repurchase of a note by MTU Aero Engines Holding AG, a gain of €53 million is included in the operating profit of Van, Bus, Other for 2005 (see Note 6).

        In connection with the sale of Adtranz in 2001, a settlement agreement with Bombardier was reached in 2004 with respect to all claims asserted. This settlement resulted in a favorable impact of €120 million on the 2004 operating profit of Van, Bus, Other.

        In addition, the operating profit of 2004 of Van, Bus, Other includes non-cash impairment charges of €70 million associated with the investment made in dAF.

        The reconciliation of total segment operating profit (loss) to consolidated income (loss) before income taxes, minority interests, and cumulative effects of changes in accounting principles is as follows:

(in millions of €)	2006	2005	2004
Total segment operating profit	5,944	5,194	6,152
Elimination and consolidation amounts	(427)	(9)	(398)

Total Group operating profit	5,517	5,185	5,754

Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(1,254)	(1,175)	(845)
Gain from the sale of the 12.4% stake in MMC	—	681	—
Gain from the sale of the 10.5% stake in HMC	—	—	252
Interest and similar income	663	539	490
Interest and similar expenses	(913)	(1,112)	(790)
Other financial income (loss), net	466	(69)	(171)
Miscellaneous items, net	(115)	(149)	(384)
The Group's share of the above reconciling items included in the net income (loss) from investments accounted for at equity	(371)	(462)	(771)

Consolidated income before income taxes, minority interests and cumulative effects of changes in accounting principles	3,993	3,438	3,535

        Revenues from external customers presented by geographic region are as follows:

(in millions of €)	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Consolidated
2006	22,198	27,924	63,925	15,226	12,422	9,894	151,589
2005	20,948	26,389	67,015	13,919	12,525	8,980	149,776

2004	22,315	26,530	64,232	11,295	10,093	7,594	142,059

1
Excluding Germany.

        Germany accounts for €20,956 million of long-lived assets (2005: €20,691 million; 2004: €21,214 million), the United States for €40,948 million (2005: €42,614 million; 2004: €34,331 million) and other countries for €17,524 million (2005: €19,100 million; 2004: €16,896 million).

35. Earnings per Share

        The computation of basic and diluted earnings per share for "income before cumulative effects of changes in accounting principles" is as follows:

	Year ended December 31,
(in millions of € or millions of shares, except earnings per share)	2006	2005	2004
Income before cumulative effects of changes in accounting principles—basic	3,231	2,851	2,466
Diluting effects in Income before cumulative effects of changes in accounting principles	—	—	—

Income before cumulative effects of changes in accounting principles—diluted	3,231	2,851	2,466

Weighted average number of shares outstanding—basic	1,022.1	1,014.7	1,012.8
Dilutive effect of stock options	5.2	3.0	1.7

Weighted average number of shares outstanding—diluted	1,027.3	1,017.7	1,014.5

Earnings per share before cumulative effects of changes in accounting principles
Basic	3.16	2.80	2.43
Diluted	3.14	2.80	2.43

        Stock options to acquire 46.4 million, 65.7 million and 67.1 million of DaimlerChrysler ordinary shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for 2006, 2005 and 2004, respectively, because the options' underlying exercise prices were higher than the average market prices of DaimlerChrysler ordinary shares in these periods.

36. Related Party Transactions

        The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business. These suppliers include companies in which the Group holds an ownership interest and companies that are affiliated with some members of the Supervisory Board or the Board of Management of DaimlerChrysler AG or its subsidiaries.

        As described in more detail in Note 3, DaimlerChrysler has provided a number of guarantees with respect to Toll Collect, a joint venture in which DaimlerChrysler holds an equity interest of 45%. Furthermore, Mr. Bernhard Walter, a member of the Supervisory Board of DaimlerChrysler AG, is also a member of the Supervisory Board of Deutsche Telekom AG, one of the other investors in Toll Collect.

        Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments in 2006, 2005 and 2004 in the amount of €1 million, respectively, for the rental of premises to Westfalia Van Conversion GmbH, a wholly-owned subsidiary of DaimlerChrysler.

        DaimlerChrysler engages in commercial transactions with its equity investee EADS. The Group does not consider these transactions to be material either individually or in the aggregate. Mr. Bischoff and Mr. Lagardère are both members of the Supervisory Board of DaimlerChrysler AG, and are also co-chairmen of the Board of Directors of EADS.

        From time to time, DaimlerChrysler Group companies may purchase goods and services (primarily advertising) from, and sell or lease vehicles or provide financial services to, Lagardère Group companies in the ordinary course of business. Arnaud Lagardère, who became member of the Supervisory Board in April 2005, is the general partner and Chief Executive Officer of Lagadère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

  The following represent transactions with DaimlerChrysler shareholders:

        DaimlerChrysler incurred expenses of US $0.8 million in 2006 (2005: US $0.8 million; 2004: US $0.6 million) for advertising and related marketing activities with a US magazine. Earl G. Graves, a member of DaimlerChrysler's Supervisory Board and a shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

        DaimlerChrysler Canada Inc. paid CAD0.8 million in 2006 (2005: CAD1.2 million) to a subsidiary of Mosaic Sales Solutions Holding Company for field marketing services. The chief executive officer of that company, Tony LaSorda, is the brother of Thomas LaSorda, a member of the Board of Management of DaimlerChrysler AG, who assumed responsibility for the Chrysler Group in September 2005.

37. Compensation of the Members of the Board of Management and of the Supervisory Board and
       Further Additional Information

        Compensation.    The total compensation paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions.

        €7.5 million are paid as fixed, i.e. non-performance-related compensation, €9.2 million as short-term variable, i.e. short-term performance-related compensation, and €3.8 million as variable performance-related compensation with medium-term and long-term incentive effects that was granted in previous years and became due for payment in 2006. This totaled an amount of €20.5 million for the year 2006 (2005: €34.9 million, of which €9.3 million was fixed and €25.6 million was variable compensation).

        In 2006, 276,160 phantom shares were granted to the members of the Board of Management from the long-term share-based compensation component (2005: 454,914 phantom shares). The granting in 2006 was made based on a value of €46.17 per phantom share. Before being paid out in the year 2010, the numbers of phantom shares may change, depending on internal and external performance targets and continuous activity in the Board of Management. Since payment continues to depend on the share price at the time of payment, this element of compensation will not be shown in the total compensation of the Board of Management until it is actually paid out in 2010. For detailed information on stock-based compensation programs, see Note 23.

        In 2006, stock options granted in 2003 were exercisable. In this context, Members of the Board of Management exercised 148,000 stock options.

        The service costs in connection with pension plans of the members of the Board of Management for the year 2006 amounted to €4.0 million.

        The payments made in 2006 to former members of the Board of Management of DaimlerChrysler AG and their surviving dependants amount to €25.1 million (2005: €16.9 million). The total obligation as of December 31, 2006, to provide pension, retirement and similar benefits for the former members of the Board of Management and their surviving dependants was €255.4 million (2005: €292.9 million).

        The compensation paid in 2006 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.1 million (2005: €2.0 million). Except for the compensation paid to employee representatives within the Supervisory Board in accordance with their contracts of employment, no compensation was paid in 2005 and 2006 for services provided personally beyond the activities already disclosed separately, in particular for advisory or agency services.

        As of December 31, 2006, no advances or loans existed to members of the Board of Management or Supervisory Board of DaimlerChrysler AG.

        Transactions with related parties.    For transactions with related parties which are shareholders of DaimlerChrysler AG, see the last section of Note 36.

        Third party companies.    At December 31, 2006, DaimlerChrysler was shareholder of a significant company that meet the criteria of a third party company according the German Corporate Governance Code:

Name of the company	Tata Motors Limited
Headquarters	Mumbai, India
Stake in %[1]	6.6
Equity in millions of €[2]	1,135
Net income in millions of €[2]	320

1
As of December 31, 2006.

2
Based on national consolidated financial statements for the year ended March 31, 2006.

38. Principal Accountant Fees

        The fees billed by the independent auditors KPMG for professional services are comprised of:

	Year ended December 31,
(in millions of €)	2006	2005	2004
Audit fees	62	42	39
Audit-related fees	4	11	14
Tax fees	3	5	6
All other fees	4	4	5

	73	62	64

39. Subsequent Events

        On February 14, 2007, DaimlerChrysler announced the Chrysler Group's three-year "Recovery and Transformation Plan." This plan aims to return the Chrysler Group to profitability by 2008 and redesign the business model for the Chrysler Group. The plan identifies a combination of measures designed to increase revenues and reduce costs, including: continuation of the product offensive; workforce reductions by 13,000 employees over three years; reduction of material costs by €1.15 billion; and reduction in production capacity by 400,000 units per year by eliminating work shifts and idling plants. DaimlerChrysler expects these recovery measures to result in restructuring charges of up to €1 billion to be recognized in its financial statements in 2007, with a cash impact for the year 2007 of about €0.8 billion. The plan will be supported by investments of €2.3 billion in new engines, transmissions and axles.

40. Condensed Consolidated Financial Information

        DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets include the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income (expense), net includes the income or loss related to such investments.

2006 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Goodwill and other intangible assets	69	—	2,379	—	2,448
Property, plant and equipment, net	7,363	—	26,665	(7)	34,021
Investments and long-term financial assets	27,722	44,556	8,620	(74,897)	6,001
Equipment on operating leases, net	5,691	—	31,642	(375)	36,958

Fixed assets	40,845	44,556	69,306	(75,279)	79,428

Inventories	5,367	—	13,493	(1,110)	17,750
Trade, finance and other receivables	14,223	1,876	71,188	(16,224)	71,063
Securities	3,115	1,476	1,394	—	5,985
Cash and cash equivalents	1,949	2,515	2,672	—	7,136

Non-fixed assets	24,654	5,867	88,747	(17,334)	101,934

Deferred taxes and prepaid expenses	4,328	—	12,334	(8,002)	8,660

Total assets	69,827	50,423	170,387	(100,615)	190,022

Liabilities and stockholders' equity
Stockholders' equity	34,155	10,363	62,146	(72,509)	34,155

Minority interests	—	—	663	—	663

Accrued liabilities	12,182	153	34,037	(111)	46,261

Financial liabilities	14,344	38,655	42,108	(16,589)	78,518
Trade liabilities	4,060	—	9,656	—	13,716
Other liabilities	1,830	1,149	7,930	(3,116)	7,793

Liabilities	20,234	39,804	59,694	(19,705)	100,027

Deferred taxes and deferred income	3,256	103	13,847	(8,290)	8,916

Total liabilities	35,672	40,060	108,241	(28,106)	155,867

Total liabilities and stockholders' equity	69,827	50,423	170,387	(100,615)	190,022

Revenues	63,791	—	137,704	(49,906)	151,589
Cost of sales	(51,849)	—	(120,966)	47,142	(125,673)

Gross margin	11,942	—	16,738	(2,764)	25,916

Selling, administrative and other expenses	(7,595)	(9)	(12,334)	1,425	(18,513)
Research and development	(2,972)	—	(2,508)	149	(5,331)
Other income	1,006	—	945	(646)	1,305
Goodwill impairment	—	—	—	—	—

Income (loss) before financial income	2,381	(9)	2,841	(1,836)	3,377

Financial income (expense), net	1,844	(366)	645	(1,507)	616

Income (loss) before income taxes	4,225	(375)	3,486	(3,343)	3,993

Income taxes	(996)	596	(243)	(63)	(706)
Minority interests	—	—	(56)	—	(56)

Income (loss) from continuing operations	3,229	221	3,187	(3,406)	3,231

Income from discontinued operations	—	—	—	—	—
Cumulative effects of changes in accounting principle	(2)	—	(2)	—	(4)

Net income (loss)	3,227	221	3,185	(3,406)	3,227

Cash provided by (used for) operating activities	5,055	(379)	10,709	(1,369)	14,016

Increase in equipment on operating leases	(3,534)	—	(21,242)	283	(24,493)
Purchases of property, plant, equipment and other fixed assets	(2,029)	—	(4,239)	—	(6,268)
Proceeds from disposals of equipment on operating leases leases	2,448	—	10,270	—	12,718
Proceeds from disposals of fixed assets	1,026	—	(91)	—	935
Payments for investments in businesses	(3)	—	(470)	—	(473)
Proceeds from disposals of businesses	962	—	196	—	1,158
(Increase) decrease in receivables from financial services, net	—	—	3,275	80	3,355
Disposition (acquisitions) of securities (other than trading), net	(1,263)	9	(106)	—	(1,360)
Other	275	(986)	1,867	(1,309)	(153)

Cash used for investing activities	(2,118)	(977)	(10,540)	(946)	(14,581)

Change in financial liabilities	(118)	(661)	448	2,070	1,739
Dividends paid	(1,527)	—	(1,989)	1,963	(1,553)
Other	310	—	1,718	(1,718)	310

Cash provided by (used for) financing activities	(1,335)	(661)	177	2,315	496

Effect of foreign exchange rate changes on cash	—	(423)	(44)	—	(467)

Net increase (decrease) in cash and cash equivalents	1,602	(2,440)	302	—	(536)

Cash and cash equivalents
At beginning of period	297	4,955	2,367	—	7,619

At end of period	1,899	2,515	2,669	—	7,083

2005 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Assets
Goodwill and other intangible assets	83	—	4,989	—	5,072
Property, plant and equipment, net	7,500	—	29,244	(5)	36,739
Investments and long-term financial assets	33,424	51,346	11,968	(90,382)	6,356
Equipment on operating leases, net	5,279	—	29,264	(305)	34,238

Fixed assets	46,286	51,346	75,465	(90,692)	82,405

Inventories	6,065	—	14,203	(1,129)	19,139
Trade, finance and other receivables	14,446	1,271	78,559	(16,849)	77,427
Securities	1,853	1,656	1,427	—	4,936
Cash and cash equivalents	297	4,955	2,459	—	7,711

Non-fixed assets	22,661	7,882	96,648	(17,978)	109,213

Deferred taxes and prepaid expenses	3,525	—	9,280	(4,165)	8,640

Disposal group Off-Highway, assets held for sale	—	—	1,478	(104)	1,374

Total assets	72,472	59,228	182,871	(112,939)	201,632

Liabilities and stockholders' equity
Stockholders' equity	36,449	14,718	69,913	(84,631)	36,449

Minority interests	—	—	653	—	653

Accrued liabilities	12,501	627	33,702	(148)	46,682

Financial liabilities	14,401	42,486	43,148	(19,103)	80,932
Trade liabilities	3,943	—	10,648	—	14,591
Other liabilities	2,432	1,316	9,195	(3,890)	9,053

Liabilities	20,776	43,802	62,991	(22,993)	104,576

Deferred taxes and deferred income	2,746	81	14,792	(5,118)	12,501

Disposal group Off-Highway, liabilities held for sale	—	—	820	(49)	771

Total liabilities	36,023	44,510	112,958	(28,308)	165,183

Total liabilities and stockholders' equity	72,472	59,228	182,871	(112,939)	201,632

Revenues	59,188	—	134,315	(43,727)	149,776
Cost of sales	(49,810)	—	(114,263)	41,179	(122,894)

Gross margin	9,378	—	20,052	(2,548)	26,882

Selling, administrative and other expenses	(7,424)	(12)	(13,077)	1,529	(18,984)
Research and development	(2,960)	—	(2,799)	110	(5,649)
Other income	761	—	1,165	(960)	966
Goodwill impairment	—	—	(30)	—	(30)
Turnaround plan — Chrysler Group	—	—	36	—	36

Income (loss) before financial income	(245)	(12)	5,347	(1,869)	3,221

Financial income (expense), net	3,021	895	8	(3,707)	217

Income (loss) before income taxes	2,776	883	5,355	(5,576)	3,438

Income taxes	71	736	(1,363)	43	(513)
Minority interests	—	—	(74)	—	(74)

Income (loss) from continuing operations	2,847	1,619	3,918	(5,533)	2,851

Income from discontinued operations	—	—	—	—	—
Cumulative effects of changes in accounting principle	(1)	—	(4)	—	(5)

Net income (loss)	2,846	1,619	3,914	(5,533)	2,846

Cash provided by (used for) operating activities	1,195	(530)	9,614	2,074	12,353

Increase in equipment on operating leases	(3,225)	—	(17,305)	294	(20,236)
Purchases of property, plant, equipment and other fixed assets	(2,083)	—	(4,769)	—	(6,852)
Proceeds from disposals of equipment on operating leases leases	2,729	—	8,914	—	11,643
Proceeds from disposals of fixed assets	141	—	957	—	1,098
Payments for investments in businesses	(811)	—	(774)	1,033	(552)
Proceeds from disposals of businesses	422	—	1,127	(1,033)	516
(Increase) decrease in receivables from financial services, net	—	—	2,850	44	2,894
Disposition (acquisitions) of securities (other than trading), net	1,063	(1,121)	310	—	252
Other	(205)	4,742	(1,043)	(3,479)	15

Cash used for investing activities	(1,969)	3,621	(9,733)	(3,141)	(11,222)

Change in financial liabilities	346	(1,101)	2,078	(1,461)	(138)
Dividends paid	(1,519)	(884)	(3,309)	4,137	(1,575)
Other	200	—	1,609	(1,609)	200

Cash provided by (used for) financing activities	(973)	(1,985)	378	1,067	(1,513)

Effect of foreign exchange rate changes on cash	—	568	52	—	620

Net increase (decrease) in cash and cash equivalents	(1,747)	1,674	311	—	238

Cash and cash equivalents
At beginning of period	2,044	3,281	2,056	—	7,381

At end of period	297	4,955	2,367	—	7,619

2004 (in millions of €)	DaimlerChrysler AG (parent company)	DaimlerChrysler North America Holding	Other subsidiaries (combined)	Consolidating adjustments	DaimlerChrysler AG (consolidated)
Revenues	56,553	—	125,089	(39,583)	142,059
Cost of sales	(46,000)	—	(105,691)	37,124	(114,567)

Gross margin	10,553	—	19,398	(2,459)	27,492

Selling, administrative and other expenses	(6,995)	(12)	(12,458)	1,493	(17,972)
Research and development	(3,179)	—	(2,581)	102	(5,658)
Other income	748	—	824	(677)	895
Turnaround plan expenses — Chrysler Group	—	—	(145)	—	(145)

Income (loss) before financial income	1,127	(12)	5,038	(1,541)	4,612

Financial income (expense), net	2,005	1,348	(416)	(4,014)	(1,077)

Income (loss) before income taxes	3,132	1,336	4,622	(5,555)	3,535

Income taxes	(666)	492	(1,065)	62	(1,177)
Minority interests	—	—	108	—	108

Income (loss) from continuing operations	2,466	1,828	3,665	(5,493)	2,466

Income from discontinued operations	—	—	—	—	—

Net income (loss)	2,466	1,828	3,665	(5,493)	2,466

Cash provided by (used for) operating activities	3,124	(932)	12,034	(3,166)	11,060

Increase in equipment on operating leases	(3,278)	—	(14,623)	223	(17,678)
Purchases of property, plant, equipment and other fixed assets	(2,244)	—	(4,658)	2	(6,900)
Proceeds from disposals of equipment on operating leases leases	2,492	—	7,976	—	10,468
Proceeds from disposals of fixed assets	203	—	538	—	741
Payments for investments in businesses	(465)	—	162	39	(264)
Proceeds from disposals of businesses	875	—	382	(39)	1,218
(Increase) decrease in receivables from financial services, net	3	—	(4,058)	599	(3,456)
Disposition (acquisitions) of securities (other than trading), net	(454)	(103)	(173)	—	(730)
Other	(2,344)	(1,691)	(505)	4,459	(81)

Cash used for investing activities	(5,212)	(1,794)	(14,959)	5,283	(16,682)

Change in financial liabilities	2,927	1,325	188	(344)	4,096
Dividends paid	(1,519)	—	(1,952)	1,924	(1,547)
Other	—	—	3,697	(3,697)	—

Cash provided by (used for) financing activities	1,408	1,325	1,933	(2,117)	2,549

Effect of foreign exchange rate changes on cash	—	(236)	(77)	—	(313)

Net increase (decrease) in cash and cash equivalents	(680)	(1,637)	(1,069)	—	(3,386)

Cash and cash equivalents
At beginning of period	2,724	4,918	3,125	—	10,767

At end of period	2,044	3,281	2,056	—	7,381

QuickLinks

PART I
  Item 1. Identity of Directors, Senior Management and Advisers.
  Item 2. Offer Statistics and Expected Timetable.
  Item 3. Key Information.
  Item 4. Information on the Company.
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects.
  Item 6. Directors, Senior Management and Employees.
  Item 7. Major Shareholders and Related Party Transactions.
  Item 8. Financial Information.
  Item 9. The Offer and Listing.
  Item 10. Additional Information.
  Item 11. Quantitative and Qualitative Disclosures About Market Risk.
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
  Item 18. Financial Statements.
  Item 19. Exhibits.
DAIMLERCHRYSLER AG Index to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DAIMLERCHRYSLER AG AND SUBSIDIARIES Notes to the Consolidated Financial Statements