Form 20-F
period 2007-12-31
DAIMLER AG
filed 2008-02-27
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 27, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Commission file number 1-12356

DAIMLER AG
(Exact name of Registrant as specified in its charter)

DAIMLER AG
(Translation of Registrant's name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive offices)

Mr. Robert Köthner
Daimler AG
Epplestrasse 225
70567 Stuttgart
Germany
011-49-711-17-0
011-49-711-17-94116 (facsimile)
(Name, address, telephone and facsimile number of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	Frankfurt Stock Exchange New York Stock Exchange
Guarantee of the following securities of:
Daimler Finance North America LLC
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

Ordinary Shares, no par value. . . . . . . . . 1,013,868,596

(as of December 31, 2007)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

Item 10.	Additional Information	87
	Options to Purchase Securities from Registrant or Subsidiaries	87
	Articles of Incorporation	87
	Material Contracts	92
	Exchange Controls	92
	Taxation	92
	Documents on Display	96
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	96
	Exchange Rate Risk	97
	Interest Rate Risk	98
	Equity Price Risk	99
	Commodity Price Risk	99
Item 12.	Description of Securities Other than Equity Securities	99
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	100
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	100
Item 15.	Controls and Procedures	100
Item 16A.	Audit Committee Financial Expert	101
Item 16B.	Code of Ethics	101
Item 16C.	Principal Accountant Fees and Services	101
Item 16D.	Exemptions from the Listing Standards for Audit Committees	102
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	103
PART III
Item 17.	Financial Statements	104
Item 18.	Financial Statements	104
Item 19.	Exhibits	104

ii

Cautionary Statement Regarding Forward Looking Statements

        This annual report contains forward looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward looking statements. These statements are subject to many risks and uncertainties, including:

  •
  an economic downturn or slow economic growth in important economic regions, especially in Europe or North America;

  •
  changes in currency exchange rates and interest rates;

  •
  the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices;

  •
  price increases in fuel, raw materials, and precious metals;

  •
  disruption of production due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  a decline in resale prices of used vehicles;

  •
  the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected;

  •
  the effective implementation of cost reduction and efficiency optimization programs;

  •
  the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans;

  •
  the business outlook of the European Aeronautic Defence and Space Company EADS N.V (EADS), in which we hold an equity interest, including the financial effects of delays in, and potentially lower volumes of, future aircraft deliveries;

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

References

        Unless otherwise specified, in this annual report, "we," "us," "our," "Daimler," the "Daimler Group" or the "Group" refers to Daimler AG and its consolidated subsidiaries, or any one or more of them, as the context may require.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        In the fiscal year ended December 31, 2007, we changed our financial reporting from Generally Accepted Accounting Principles in the United States (U.S. GAAP) to International Financial Reporting Standards (IFRS). Accordingly, we have prepared the consolidated financial statements included in this report (Consolidated Financial Statements) in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

        We have derived the selected consolidated financial data as of and for each of the three years ended December 31, 2007, presented in the table below from our audited consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 prepared in accordance with IFRS. Our financial statements are denominated in euros, which is the currency of our home country, Germany.

        You should read the table together with our Consolidated Financial Statements and the notes thereto and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	Year Ended December 31,
	2007	2006	2005
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenue	€99,399	€99,222	€95,209
Earnings before interest and taxes (EBIT)[1]	8,710	4,992	2,873
Net profit from continuing operations	4,855	3,166	2,253
Net profit (loss) from discontinued operations	(870)	617	1,962
Net profit	3,985	3,783	4,215
Profit attributable to shareholders of Daimler AG	3,979	3,744	4,149
Earnings (loss) per share for profit attributable to shareholders of Daimler AG
Basic
Net profit from continuing operations	4.67	3.06	2.16
Net profit (loss) from discontinued operations	(0.84)	0.60	1.93
Net profit	3.83	3.66	4.09
Diluted
Net profit from continuing operations	4.63	3.04	2.15
Net profit (loss) from discontinued operations	(0.83)	0.60	1.93
Net profit	3.80	3.64	4.08
Balance Sheet Data (end of period):
Total assets	€135,094	€217,634	€228,012
Non-current liabilities	47,924	90,452	96,823
Current liabilities	48,940	89,836	95,232
Share capital	2,766	2,673	2,647
Equity attributable to shareholders of Daimler AG2	36,718	36,925	35,545
Equity[2]	38,230	37,346	35,957

	2007		2006	2005	2004	2003
Other Data:
Weighted average number of shares outstanding
Basic	1,037.8		1,022.1	1,014.7	—	—
Diluted	1,047.3		1,027.3	1,017.7	—	—
Dividend per share (euro)	2.00	[3]	1.50	1.50	1.50	1.50
Dividend per share (U.S. dollar)[4]	2.90	[3]	2.00	1.81	1.92	1.81

EBIT includes expenses from compounding of provisions (2007: €444 million; 2006: €418 million; 2005: €350 million).

We adjusted Equity and Equity attributable to shareholders of Daimler AG at January 1, 2005 by reducing each by €103 million. As a result, Equity and Equity attributable to shareholders of Daimler AG at December 31, 2005 and 2006 was also reduced by €103 million. Please refer to Note 19 to our Consolidated Financial Statements for additional information.

3
The amount for 2007 represents the proposed dividend amount for 2007 which is subject to approval by our stockholders at the annual general meeting scheduled for April 9, 2008.

4
The U.S. dollar dividend amounts for prior years reflect the dollar amounts actually paid to those shareholders who receive their dividends in U.S. dollars. We have translated the euro dividend amount proposed for 2007, solely for the reader's convenience using an exchange rate of €1=$1.4506, the noon buying rate for euros on February 11, 2008.

Exchange Rate Information

        The following table shows high, low, and average noon buying rates for euros for the respective periods shown, based on rates certified by the Federal Reserve Bank of New York for customs purposes.

Year	High	Low
	(in $ per €)
2008
January	1.4877	1.4574
2007
December	1.4759	1.4344
November	1.4862	1.4435
October	1.4468	1.4092
September	1.4219	1.3606
August	1.3808	1.3402
		Average[1]
2007		1.3797
2006		1.2661
2005		1.2400
2004		1.2478
2003		1.1411

1
This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 11, 2008, the noon buying rate for €1 was $1.4506.

        Fluctuations in the exchange rate between the euro and the U.S. dollar affect the market price of our ordinary shares on the New York Stock Exchange and the U.S. dollar amount received by shareholders who elect to convert cash dividends declared in euros into U.S. dollars. Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for information on how exchange rate fluctuations affect our businesses and operations and how we manage our exposure to those fluctuations.

RISK FACTORS

        Many factors could affect our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions. The principal risks are described below.

  Economic

        A decline in demand resulting, for example, from a decline in consumer demand or a weakening investment environment, rising interest rates or fuel prices, could significantly adversely affect our businesses in various markets, including Western Europe and the United States.

        We derive approximately half our revenue from our business in Western Europe. A major slowdown in the Western European economy or in the industries in which we operate could have a significant impact on our business. A drop in economic growth in Western Europe could result not only from a structural weakness or decline in domestic demand in major European economies, but also from negative effects of a U.S. recession or an even more pronounced appreciation of the euro.

        The major short-term risk of the U.S. economy is a deeper than expected deceleration of the economy or even recession due to the economic effects resulting from the subprime crisis. A decline in investment and private consumption could severely affect the sales of passenger cars and commercial vehicles. In addition, the U.S. economy continues to require significant capital inflow from non-U.S. investors to finance the large current account deficit of the United States. A pronounced decline in demand for U.S. dollar denominated investments could lead to a further, and possibly sharper, depreciation of the U.S. dollar which may force the United States to raise its key interest rates. Higher interest rates and a further and possibly sharper depreciation of the U.S. dollar could reduce demand for our vehicles. Due to the global importance of the U.S. economy and the existing interdependencies between the United States and other major economies throughout the world, any significant economic downturn in the United States would likely adversely affect Western European and other world markets.

        Similarly, inflationary pressure caused by sustained high energy prices could lead to an increase in interest rates and, as a result, a decline in automotive sales. High fuel prices can also lead to a shift to smaller, lighter, more fuel-efficient cars, which generally provide a lower gross margin than larger vehicles, as well as to the deferral of purchases.

        The occurrence of any of these or other events that threaten consumer and investor confidence (for example, international disputes, political instability, terrorism, or significant declines in stock or housing markets) may significantly adversely affect our future sales, primarily in Western Europe or the United States. Since a high proportion of our costs is fixed, even small declines in sales can significantly affect our operating results and cash flows.

        An economic downturn in Asian economies could delay our plans for expansion in Asian markets and intensify competitive pressures.

        A decline in Asian economies could not only negatively affect future business prospects of our subsidiary Mitsubishi Fuso Truck and Bus Corporation and sales of our Mercedes-Benz passenger cars in Asia, but also our long-term strategic expansion plans for growth in Asian markets. An economic downturn in China, in particular, could delay our expansion in that increasingly important market and could also negatively impact the economies in the United States and Western Europe. Moreover, if economic conditions in Asia were to deteriorate, especially if coupled with depreciating Asian currencies, then Asian competitors with excess capacity might intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        Our results of operations and cash flows could be adversely affected by economic or political change.

        We, in particular our Daimler Trucks segment, our Daimler Buses operating unit, and our Daimler Financial Services segment, have significant operations in several Latin American countries and in Turkey. Some of the countries in those regions may experience severe economic or political change, including currency fluctuations, which could adversely affect our investments as well as local demand in those and neighboring countries, thereby negatively affecting our cash flows and results of operations.

        Protectionist trade policies could negatively affect our business in several markets.

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

        Intense price competition and overcapacity in the automotive industry could force manufacturers of passenger cars and commercial vehicles to decrease production, reduce capacity or increase sales incentives. Our ability to improve or even maintain our profitability depends, among other things, on maintaining competitive cost structures, including the ability to obtain competitive prices from suppliers, and introducing exciting new products. Our ability to achieve further price reductions from suppliers, however, may be limited by a combination of factors, including consolidation among automotive suppliers, the use of a single supplier for certain components, and increasing supplier insolvencies.

        In addition, if we are unable to continue to provide competitive pricing, customers may elect to purchase competitors' products and our future profitability and cash flows may suffer. Discounts and other sales incentives have become more common in many automotive markets, including Western Europe, and are customary in the United States and Canada. Sales incentives in the new vehicle business also influence the price level of used vehicles, which could adversely affect the profitability of our used vehicle sales and, indirectly, the profitability of our future new vehicle sales.

        High commodities prices and increased pressure on our suppliers could negatively impact our profitability and cash flows.

        Prices for raw materials that we or our suppliers use in manufacturing our products or components therefore, such as steel, aluminum, petroleum-based products and a number of precious metals, continue to remain at historically high levels. Further price increases for these or other raw materials may lead to higher component and production costs that could in turn negatively impact our future profitability and cash flows because we may not be able to pass all those costs on to our customers or require our suppliers to absorb such costs.

        Additionally, high raw material prices and intense competition in the automotive industry are having a significant adverse effect on the financial position and business continuity of key suppliers, some of whom are in bankruptcy. We have provided, and in the future may provide, financial support to suppliers in order to avoid prolonged interruption in the supply of components, which could have a significant negative impact on our profitability and cash flows.

        Risks arising from our leasing and sales financing business may adversely affect our future operating results and cash flows.

        The financial services we offer in connection with the sale of vehicles involve several risks. These include possible higher refinancing costs and the potential inability to recover our investments in leased vehicles or to collect our sales financing receivables. If any of these risks materialize, our future operating results, financial condition and cash flows could be adversely affected. For instance, our ability to recover our investments in leased vehicles may deteriorate as a result of a decline in resale prices of used vehicles and our ability to collect our sales financing receivables could be negatively affected by consumer or dealer insolvencies.

        New vehicle sales incentives indirectly lower the resale prices of used vehicles. A decline in resale prices of used vehicles could in turn result in downward pressure on the carrying values of leased vehicles and negatively affect the collateral value of our sales financing and finance lease receivables.

        Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information on how we account for our leasing and sales financing business.

        Our future profitability will depend on our ability to offer competitive prices while maintaining a high level of product quality.

        Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Reductions in our product quality could severely tarnish our image as a manufacturer, thereby negatively affecting our future sales and, as a consequence, our future operating results and cash flows.

        Increasing consumer sensitivity to pricing may limit our ability to pass higher costs on to customers. Our attempts to reduce costs along the automotive value chain may place additional cost and pricing pressure on suppliers, which can also negatively affect product quality.

        Additionally, component parts or assembly defects could require us to undertake service actions and recall campaigns, or even to develop new technical solutions requiring regulatory certification prior to implementation. We may need to expend considerable resources for these remediation measures, resulting in higher provisions for new warranties issued and expenses in excess of already established provisions for product guarantees previously issued.

        Our future success depends on our ability to offer innovative new products and meet consumer demand.

        Meeting consumer demand with new vehicles developed over increasingly shorter product development cycles is critical to the success of automobile manufacturers. Our ability to strengthen our position within our traditional product and market segments through research and development of innovative products and services while expanding into additional market segments with innovative new products will play an important role in determining our future success. A general shift in consumer preference towards smaller, lower margin vehicles could have a negative effect on our profitability. Such a shift could result from, among other things, increasing fuel prices, government regulations, for example speed limits or higher taxes on certain types of vehicles, such as sport utility vehicles or luxury automobiles, or environmental concerns, for example, the level of carbon dioxide emissions. Potential delays in bringing new vehicles to market, the inability to achieve defined efficiency targets without suffering from quality losses and a lack of market acceptance of our new models would adversely affect our financial position, results of operations and cash flows.

        We are subject to legal proceedings and environmental and other government regulations.

        A negative outcome in one or more of our pending legal proceedings could adversely affect our future financial condition, results of operations and cash flows. Please refer to the discussion under the heading "Legal Proceedings" in "Item 8. Financial Information" for further information.

        The automotive industry is subject to extensive governmental regulations worldwide. Laws in various jurisdictions regulate occupant safety and the environmental impact of vehicles, including emission levels, fuel economy and noise, as well as the levels of pollutants generated by the plants that produce them. The cost of compliance with these regulations is significant, and we expect to incur higher compliance costs in the future. New legislation may subject us to additional expense in the future, which could be significant. For example, in an effort to reduce greenhouse gases, several countries have already imposed more stringent regulations on carbon dioxide emissions or are currently in the process of adopting such regulations. The European Union is currently considering legislation that would impose severe restrictions on carbon dioxide emissions of motor vehicles. The adoption of such legislation would likely result in significant additional compliance costs. For further information on government regulation and environmental matters, please refer to the discussion under the heading "Government Regulation and Environmental Matters" in "Item 4. Information on the Company."

        Risks arising from contingent obligations could affect us adversely.

        We sometimes provide guarantees for third party liabilities, principally in connection with liabilities of our non-consolidated affiliated and/or related companies, guarantees under buy-back commitments, and performance guarantees related to the contractual performance of joint ventures and consortia. These guarantees may expose us to financial risk. For example, as a result of the guarantees and other obligations Daimler Financial Services (formerly DaimlerChrysler Financial Services) undertook as one of the consortium members of Toll Collect, our future operating results and cash flows may be materially adversely affected by penalties, damage claims and losses associated with an underperformance of the system. In connection with the transfer of a majority interest in the Chrysler Group and the related financial services business in the NAFTA-region, we have also provided certain guarantees. For further information concerning these contingent obligations, please refer to the discussion under the heading "Off-Balance Sheet Arrangements — Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

  Financial

        We are exposed to fluctuations in currency exchange rates and interest rates.

        Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the U.S. dollar, the British pound, the Japanese yen and other world currencies against the euro. In addition, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities. We also hold a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. Changes in currency exchange rates and interest rates may have substantial adverse effects on our operating results and cash flows. For example, if the euro retains its current strength for a prolonged period of time against selected world currencies, especially the U.S. dollar, or if the euro appreciates further, our operating results and cash flows could be adversely affected because a significant portion of our business, primarily our Mercedes-Benz Cars segment, depends in part on export sales to the United States and other markets whose currencies are tied to the U.S. dollar. For more information on how changes in exchange rates and interest rates may impact our operating results and cash flows, please refer to the discussion under the heading "Introduction" in "Item 5. Operating and Financial Review and Prospects" and to the discussion about market risk in "Item 11. Qualitative and Quantitative Disclosures About Market Risk."

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

        The carrying value of our equity investments in companies in which we hold a non-controlling equity interest depends on the ability of those companies to operate their businesses profitably. We are also exposed to credit risk to the extent that we provide, or are obligated to provide, financial credit to those companies.

        We hold non-controlling equity interests in various companies. Most notably, we hold an equity interest in the European Aeronautic Defence and Space Company EADS N.V. (EADS) and, since August 4, 2007, a 19.9% equity interest in Chrysler Holding LLC. Any factors negatively affecting the profitability of the businesses of these companies may adversely affect our ability to recover the full amount of our equity investments. In addition, if we account for those investments using the equity method of accounting, as we do with respect to our equity interests in EADS and Chrysler Holding LLC, such factors may also affect our proportionate share in the future operating results of our equity investees. For example, EADS announced in 2007 that problems with the Airbus A400M program and resulting delivery delays would negatively affect its operating results. EADS also announced that if the current strength of the euro against the U.S. dollar remains for a prolonged period of time, or if the euro appreciates further, EADS's future operating results and cash flows may be adversely affected. Also, the future profitability of the Chrysler business and our ability to fully recover our equity investment in that business depend on Chrysler's business outlook, including its ability to successfully implement its restructuring plans. For more information on how EADS and Chrysler Holding LLC affected the operating results of Vans, Buses, Other, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        We also are exposed to credit risk to the extent that we provide, or are obligated to provide, financial credit in the form of credit lines or other loans to companies in which we hold a non-controlling equity interest. For example, through one of our subsidiaries we have provided a subordinated loan of US$0.4 billion to an intermediate subsidiary of Chrysler Holding LLC and we have an outstanding commitment to provide second lien loans of up to US$1.5 billion to Chrysler LLC for use in its automotive business. Please also refer to the discussion under the heading "Material Contracts" in "Item 10. Additional Information."

        We may need to make cash contributions or increase provisions with respect to the funding of our pension benefit plans. In addition, our total pension benefit expense may increase.

        We have pension and, to a minor degree, other post-employment benefit obligations which are underfunded. The funded status of our off-balance sheet pension and other post-employment benefit plans is subject to changes in actuarial and other related assumptions and to actual developments.

        Even small changes in the assumptions which affect the benefit plan valuation, such as discount rates, rates for compensation increases, mortality rates, retirement rates, and other factors, may lead to increases in the size of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect our total pension and other post-employment benefit expense in subsequent years.

        Actual developments, such as unfavorable developments in the capital markets — particularly with respect to equity and debt securities — can result in lower actual returns on plan assets or in a significant decrease in the market value of plan assets at year end. This in turn would affect the reported funded status of our plans. In addition, a decrease in the rate of expected return on plan assets can result in higher pension and other post-employment benefit expense in subsequent years.

        An increase in the underfunded status of our pension and other post-employment benefit plans could require us to increase provisions in future periods and to make additional cash contributions to the plans.

        Please refer to the discussions under the headings "Critical Accounting Policies" and "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects" as well as to Note 21 to our Consolidated Financial Statements for additional information on employee benefits accounting.

Item 4. Information on the Company.

INTRODUCTION

Organization

        The legal and commercial name of our company is Daimler AG. It is a stock corporation organized under the laws of the Federal Republic of Germany and was incorporated on May 6, 1998 under the name DaimlerChrysler AG. In October 2007, following the transfer of a majority interest in the Chrysler activities, we changed the name of the company from DaimlerChrysler AG to Daimler AG. Our registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany, telephone +49-711-17-0. Daimler AG's agent for service, exclusively for actions brought by the United States Securities and Exchange Commission pursuant to the requirements of the United States federal securities laws, is Daimler North America Corporation, located at One Mercedes Drive, Montvale, New Jersey 07645-0350.

History

        In 1998, Daimler-Benz Aktiengesellschaft and Chrysler Corporation combined their respective businesses, stockholder groups, managements and other constituencies. In May 2007, we agreed to transfer an 80.1% interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA-region (the Chrysler activities) to a subsidiary of the private equity firm Cerberus Capital Management L.P. (Cerberus). The transaction closed on August 3, 2007. Following a resolution adopted at an extraordinary shareholders' meeting in October 2007, we changed the name of the company from DaimlerChrysler AG to Daimler AG.

Business Summary and Developments

        Daimler AG is the ultimate parent company of the Daimler Group. The Group develops, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, trucks, vans and buses. It also provides financial and other services relating to its automotive businesses.

        On August 3, 2007, we transferred an 80.1% controlling interest in the Chrysler activities to a subsidiary of Cerberus. We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities. As a result of that transaction, we report the Chrysler activities for the period from January 1, 2007 through August 3, 2007 and for the other periods presented in our consolidated statements of income as discontinued operations, with all recorded income and expense items related to the Chrysler activities included in the line item "Net profit (loss) from discontinued operations." We do not include amounts related to discontinued operations in our segment reporting and we have adjusted prior period presentations accordingly. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

        Beginning with August 4, 2007, we account for our non-controlling equity interest in Chrysler Holding LLC using the equity method of accounting. We include our proportionate share of the results of Chrysler Holding LLC in Vans, Buses, Other with a three-month time lag. In accordance with IFRS, we consider significant transactions and events which affect Chrysler Holding LLC during the three-month lag period.

        Following the transfer of a majority interest in the Chrysler activities, we report the following four segments:

  •
  Mercedes-Benz Cars

  •
  Daimler Trucks

  •
  Daimler Financial Services

  •
  Vans, Buses, Other

        In January 2006, we presented a new management model designed to improve our competitiveness and promote further profitable growth. We expect the measures of the new management model to be fully implemented in 2008. For a discussion of the effects of the implementation of the new management model, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In connection with the change of the company's name from DaimlerChrysler AG to Daimler AG, we also changed the names of our segments as follows: Mercedes-Benz Car Group became Mercedes-Benz Cars, Truck Group became Daimler Trucks, and Financial Services became Daimler Financial Services. We continue to report Mercedes-Benz Vans and Daimler Buses in Vans, Buses, Other, together with all other businesses and investments in businesses not allocated to one of our reportable business segments.

        We offer our automotive products and related financial services primarily in Western Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. Approximately 50% of our 2007 revenue derived from sales in Western Europe and 20% from sales in the United States. With respect to Western Europe, we derived approximately 23% from sales in Germany and 27% from sales in other countries of Western Europe.

        Over the past several years, we have also taken significant steps towards increasing further our presence in the Asian markets. For example, through transactions between 2003 and 2005, we acquired an 85% interest in the Japanese truck and bus manufacturer Mitsubishi Fuso Truck and Bus Corporation. More recently, we entered into joint ventures with Chinese partners relating to the production of passenger cars and vans in China. In December 2005, one of the joint ventures began to manufacture and distribute Mercedes-Benz E-Class and C-Class passenger cars. The joint venture also produces and sells a Chrysler passenger car, the 300C, under a license agreement with Chrysler LLC. We have also received all necessary governmental approvals for a joint venture for the production and sale of Mercedes-Benz Vito/Viano and Sprinter vans. We expect the joint venture to start production in late 2008. It will have an output capacity of 40,000 units per year.

        For information on acquisitions and dispositions of businesses during the last three years, please refer to Notes 2 and 12 to our Consolidated Financial Statements. For a discussion of their effect on revenue and operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures for property, plant and equipment of our continuing businesses were €2.9 billion in 2007, €3.0 billion in 2006 and €3.4 billion in 2005. In 2007, the United States and Germany accounted for 10.7% and 69.8% of these capital expenditures, respectively. Expenditures for equipment on operating leases related to our continuing businesses were €10.8 billion in 2007, €11.9 billion in 2006 and €9.1 billion in 2005. For additional information on our capital expenditures, please refer to "Description of Business Segments" and "Description of Property" below.

Significant Subsidiaries

        The following table shows the significant subsidiaries Daimler AG owned, directly or indirectly, as of December 31, 2007:

Name of Company	Percentage Owned
Daimler North America Corporation, Montvale, New Jersey, a Delaware corporation	100.0
Daimler Luft- und Raumfahrt Holding AG, Ottobrunn, a German stock corporation, Germany	99.939

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes-Benz Cars

        Mercedes-Benz Cars designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart compact passenger cars. In 2007, Mercedes-Benz Cars contributed approximately 53% of our revenue.

        In 2007, Mercedes-Benz Cars completed the implementation of CORE (Cost down, Revenue up, Execution), a comprehensive program designed to increase earnings through sales improvements, reductions in fixed costs and costs of materials, quality improvements and improved efficiencies, and to restructure the smart business. For additional information on the CORE program's effect on our operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and to Note 4 to our Consolidated Financial Statements.

  Products

  Mercedes-Benz

        Mercedes-Benz passenger cars are world-renowned for innovative technology, highest levels of comfort, quality and safety, and pioneering design. We offer most Mercedes-Benz passenger cars with a choice of several diesel and gasoline engines. In all classes, with the exception of the A-, B-, R- and GL-Classes, we offer high performance AMG versions with V8 or V12 engines. In the majority of markets, Mercedes-Benz vehicles are built to order. The availability of individual models differs by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    The S-Class is a line of full-size luxury sedans which are available as short and long wheelbase versions.

        The S-Class sedans are complemented by the CL, a top-of-the-line two-door coupe, and the SL, a luxury roadster. In April 2008, we intend to launch a new generation of the SL. Through McLaren Cars Ltd., we also offer a high performance Mercedes-Benz sports car, the SLR.

        E-Class.    The E-Class is a line of luxury sedans and station wagons. We also offer the CLS, a four-door coupe based on the E-Class. We intend to introduce a new generation of the CLS in March 2008.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. The CLC Sports Coupe, the SLK (a two-seat roadster) and the CLK coupe and convertible complement the C-Class product family. We launched the new C-Class sedan in the spring of 2007 and the new C-Class station wagon in the fall of 2007. We intend to introduce a new CLC Sports Coupe and a new generation of the SLK in April 2008.

        A-/B-Class.    The A-Class is a front wheel drive compact and the B-Class is a front wheel drive 4-door Compact Sports Tourer (CST). We intend to launch new generations of the A- and B-Class in June 2008. We do not offer the A- and B-Class in the United States.

        M-/R-/GL-Class.    The M-Class is a line of sport utility vehicles with permanent all-wheel drive. We intend to introduce a new generation of the M-Class in August 2008.

        The R-Class is an SUV Tourer, which is available in a short and a long wheelbase version, and the GL-Class is a seven seat luxury sport utility vehicle. We intend to complement the M-/R-/GL-Class with an all new mid-size sport utility vehicle, the GLK, in October 2008.

        G-Class.    The G-Class is a four-wheel drive cross country vehicle that comes in a short and a long wheelbase version and as a convertible. The long wheelbase version of the G 500 is also available in the United States.

  Maybach

        Under the prestigious Maybach brand, we offer a line of exclusive high-end luxury sedans with unsurpassed luxury, comfort, and individuality. The Maybach sedan is available in a short and a long wheelbase version. In addition, we introduced a sportier version of the long wheelbase sedan, the Maybach 62 S, at the beginning of 2007.

  smart

        The smart brand represents a micro compact car concept. We currently offer two models, the smart fortwo coupe and the smart fortwo cabrio. We launched new generations of these models in the spring of 2007, which we intend to offer in the United States in 2008.

  Markets, Sales and Competition

        Markets.    In 2007, the main markets of our Mercedes-Benz Cars segment were Germany (27% of unit sales), the remainder of Western Europe (34% of unit sales), the United States (19% of unit sales) and Japan (4% of unit sales). In Germany, new passenger car registrations for all manufacturers decreased 9% to 3.0 million units. In Western Europe (excluding Germany), new registrations of passenger cars for all manufacturers increased by 2% to 11.7 million units.

        Sales.    The following table shows the distribution of revenue and unit sales for our Mercedes-Benz Cars segment by geographic market since 2005:

Revenue and Unit Sales

	Year Ended December 31,
	2007[1]	% change	2006	% change	2005
Revenue (€ in millions)
Western Europe	28,972	-1	29,233	+9	26,926
Germany	13,492	+1	13,326	+5	12,638
Other	15,480	-3	15,907	+11	14,288
NAFTA region	11,655	-3	11,995	0	12,019
United States	10,600	-5	11,176	+2	10,967
Canada and Mexico	1,055	+29	819	-22	1,052
Asia	6,575	+8	6,074	+10	5,531
Japan	1,855	-16	2,206	0	2,212
Other	4,720	+22	3,868	+17	3,319
Other markets	5,228	+27	4,108	+22	3,355

World	52,430	+2	51,410	+7	47,831

Units
Western Europe	779,157	-1	784,849	+1	776,574
Germany	342,860	-3	353,275	0	354,911
Other	436,297	+1	431,574	+2	421,663
NAFTA region	276,062	+2	271,792	+7	253,514
United States	251,789	+1	248,560	+7	231,851
Canada and Mexico	24,273	+4	23,232	+7	21,633
Asia	123,356	+14	108,459	+1	107,683
Japan	46,331	-4	48,460	0	48,294
Other	77,025	+28	59,999	+1	59,389
Other markets	114,609	+32	86,697	+10	79,067

World	1,293,184	+3	1,251,797	+3	1,216,838

1
Revenue and unit sales for 2007 reflect sales of 10,066 Mitsubishi pickup trucks (L200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary. The 2006 and 2005 revenue and unit sales related to these vehicles are reported in Vans, Buses, Other.

        In 2007, worldwide unit sales of our Mercedes-Benz Cars segment reached 1,293,200 compared to 1,251,800 in the prior year, an increase of 3%. With 107,000 units sold, sales of the S-Class were almost on the previous year's level. Sales of the M-/R-/GL-Class increased to 175,200 units due to the success of the M-Class and the new GL-Class. Sales of A-/B-Class vehicles totaled 275,400 units. E-Class sales declined 5% to 230,900 units. Sales of the C-Class increased significantly to 386,500 units following the launch of the new C-Class sedan and station wagon. With 103,100 units, smart brand sales were slightly above last year. This was the result of higher unit sales of the newly launched smart fortwo in 2007 (+50%). Unit sales in 2006 included sales of the smart forfour which was discontinued during 2006.

        In Germany, Mercedes-Benz Cars sold 342,900 units in 2007, 3% less than in 2006, while unit sales in Western Europe (excluding Germany) increased 1% to 436,300 units. In the United States, the most important non-European market for Mercedes-Benz passenger cars, we sold 251,800 units in 2007, a slight increase over the previous year. This increase is primarily due to the very good market acceptance of the new C-Class sedan and the popularity of our M-/R-/GL-Class family. Unit sales in Japan declined to 46,300 units in a very difficult market. In the rest of Asia (excluding Japan), we were able to increase sales by 28% to 77,000 units. Sales performance in China was especially encouraging with an increase of more than 60%. For a discussion of changes in revenue, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table shows, by vehicle line, the number of units sold since 2005:

	Year Ended December 31,
	2007	2006	2005
Units
S-Class (including CL-Class, SL-Class, Maybach, and SLR)	107,021	108,031	71,614
E-Class (including CLS-Class)	230,878	243,356	264,949
C-Class (including CLK-Class and SLK-Class)	386,521	328,540	397,966
M-/R-/GL-Class	175,177	172,856	90,302
G-Class	5,040	3,783	5,378
A-/B-Class	275,413	292,518	262,320
smart	103,068	102,713	124,309
Other[1]	10,066	—	—

Total	1,293,184	1,251,797	1,216,838

1
This category represents Mitsubishi pickup trucks (L200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary. The 2006 and 2005 revenue and unit sales related to these vehicles are reported in Vans, Buses, Other.

        Competition.    In Western Europe, our Mercedes-Benz passenger cars compete primarily with products of BMW (BMW, Rolls-Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Jaguar, Land Rover, Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault and Toyota (Lexus).

        In the United States, our principal competitors include BMW (BMW, Rolls-Royce), Ford (Jaguar, Land Rover, Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, Toyota and certain models produced by General Motors (Cadillac, Saab).

        Competitors of the Maybach are Rolls-Royce and Bentley sedans.

        Principal competitors of smart vehicles are certain models of Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Daihatsu), BMW (Mini) and Volkswagen (Seat, Skoda, VW).

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering 200 countries and customs areas. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly owned subsidiaries. In major markets worldwide, including the United States, Canada, Japan and most European markets, we operate our own wholesale subsidiaries which we call market performance centers. We also operate retail outlets in Canada, South Africa, Australia, Germany and in select European metropolitan areas. A wide network of smart dealerships in 36 countries provides sales and repair services for our smart vehicles. We intend to introduce the current models of the smart fortwo coupe and the smart fortwo cabrio in the United States in 2008. Penske Automotive Group (PAG) will serve as the official distributor.

        In Europe and Asia we sell our Maybach sedans mainly through Maybach centers, which are dealerships exclusively dedicated to the Maybach brand. In the United States we distribute our Maybach line through select Mercedes-Benz dealers. Following our positive experience in the United States, we also began distributing Maybach sedans through select Mercedes-Benz dealers in Europe and Asia.

  Capital Expenditures; Research and Development

        The following table shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of the Mercedes-Benz Cars segment in the last three years:

	Year Ended December 31,
	2007	2006	2005
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	2,680	2,303	2,273
Research and development expenditures	2,733	2,274	2,469
thereof: Capitalized development costs	705	496	391

        In 2007, the increase in capital expenditures primarily reflects significantly increased expenditures for new, more fuel efficient engines. As in the prior year, the main drivers of our investment activities in 2007 were the successor models of the E-class sedan and station wagon as well as the C-class models. Research and development activities of the Mercedes-Benz Cars segment in 2007 primarily related to the development of new car models and new engines and transmissions, including the successor models of the E-Class and the development of a new world diesel engine.

Daimler Trucks

        Daimler Trucks manufactures and sells trucks and specialty vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses (TBB) and Mitsubishi Fuso. Our worldwide facilities provide us with a strong production and assembly network for commercial vehicles and core components. In 2007, Daimler Trucks contributed approximately 29% of our total revenue.

  Products

        Mercedes-Benz Trucks.    Our European Mercedes-Benz truck lines consist of the Actros and the Axor in the heavy-duty category, the Atego in the medium-duty category, and the specialty vehicle Econic. The Unimog, a four-wheel drive vehicle designed for special purpose applications, complements this line-up. In Turkey and Brazil, we manufacture heavy-duty and medium-duty trucks for the respective local and certain export markets. Overall, our Mercedes-Benz trucks range from 6 metric tons GVW to 41 metric tons GVW.

        Freightliner Trucks, Sterling Trucks, Western Star Trucks, and Thomas Built Buses.    Our U.S. subsidiary Daimler Trucks North America LLC manufactures trucks and buses (based on truck chassis) in Classes 3 through 8 (from 9,000 lbs. GVW to 160,000 lbs. GVW) and sells them under the Freightliner, Sterling, Western Star, and Thomas Built Buses brand names, primarily in the NAFTA region. It also manufactures chassis for trucks, buses, walk-in vans and motor homes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). In 2007, Daimler Trucks North America LLC launched trucks equipped with engines that meet the new emission requirements EPA07 in the U.S. and Canada. It also introduced the Freightliner Class 8 truck Cascadia and the Sterling Bullet in the NAFTA region. In 2008, the Cascadia will be the first truck available with engines from our new global engine family Heavy Duty Engine Platform (HDEP). Other brands of the Daimler Trucks segment will also use the HDEP in upcoming models.

        Mitsubishi Fuso Trucks and Buses.    Our Japanese subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC) offers a comprehensive truck and bus portfolio, primarily for the Japanese and other Asian markets. The line-up includes the Canter trucks (light-duty), the Fighter trucks (medium-duty) and the Super Great trucks (heavy-duty) and also certain bus models (Rosa and Aero) and specialty vehicles. MFTBC also sells trucks in Europe, the United States and Latin America. In 2007, MFTBC launched the latest generation of its light-duty Canter truck line in Taiwan and Indonesia and introduced renewed versions of its Fighter and Super Great trucks to comply with stricter Japanese emission regulations.

  Markets, Sales and Competition

        Markets.    The market for trucks in most geographic areas depends to a large degree on prevailing general economic conditions which directly influence transportation needs and the availability of funds for capital investment. Our most important truck markets are Western Europe, the NAFTA region, Latin America and Asia.

        In Western Europe, combined registrations for medium- and heavy-duty trucks increased 1%. In the heavy-duty truck segment, registrations went up 4% from 261,400 units in 2006 to 270,600 units in 2007 and in the medium-duty segment, registrations went down 7% from 72,800 units in 2006 to 67,500 units in 2007.

        In Germany, combined registrations for medium- and heavy-duty trucks increased 5% to 94,000 units mainly due to increased registrations in the heavy-duty truck segment.

        In the NAFTA region, retail sales of all manufacturers of trucks in the medium- and heavy-duty categories (Classes 5 through 8) reached 394,400 units, 33% less than in 2006. This decrease reflects a drop in demand after purchases were brought forward into 2006 in anticipation of the new diesel emission standard EPA07 in Canada and the United States combined with a general decline in demand for heavy- and medium-duty trucks in the United States due to weaker market conditions. In the United States, retail sales of all manufacturers in the medium- and heavy-duty categories (Classes 5 through 8) decreased 35% from 494,300 units in 2006 to 320,100 units in 2007. Retail sales in the medium-duty segment (Class 5 through 7) declined from 210,300 units in 2006 to 169,100 units in 2007, while retail sales for all manufacturers in the Class 8 heavy-duty truck category showed a 47% decline from 284,000 units in 2006 to 151,000 units in 2007.

        In Latin America, demand for heavy- and medium-duty trucks increased 30% to 184,800 units.

        In Japan, sales of trucks and buses by all manufacturers decreased 24% to 212,800 units. This decrease is mainly the result of an unusually high sales level in the prior year caused by vehicle replacement purchases mandated by applicable emission regulations.

        Sales.    The following table shows the distribution of revenue and unit sales of our Daimler Trucks segment by geographic market since 2005:

Revenue and Unit Sales

	Year Ended December 31,
	2007	% change	2006	% change	2005
Revenue (€ in millions)[1]
Western Europe	9,761	+2	9,607	+16	8,290
Germany	5,634	+3	5,481	+10	4,983
Other	4,127	0	4,126	+25	3,307
NAFTA region	7,599	-37	11,998	+4	11,587
United States	6,241	-39	10,196	+3	9,919
Canada	823	-36	1,294	+6	1,223
Mexico	535	+6	507	+14	444
Latin America	2,442	+40	1,746	+23	1,419
Brazil	1,654	+41	1,171	+32	888
Other	788	+37	575	+8	531
Asia (including Australia)	5,358	-6	5,691	-9	6,237
Japan	3,215	-20	4,007	+2	3,920
Other	2,144	+27	1,684	-27	2,317
Other markets	3,306	+20	2,747	+15	2,389

World	28,466	-10	31,789	+6	29,922

	Year Ended December 31,
	2007	% change	2006	% change	2005
Units[1]
Western Europe	87,665	+2	85,572	+4	82,179
Germany	41,006	+6	38,780	+5	36,912
Other	46,659	0	46,792	+3	45,267
NAFTA region	114,049	-39	187,797	+3	183,000
United States	94,649	-42	163,728	+3	158,995
Canada	10,790	-36	16,866	-6	17,931
Mexico	8,610	+20	7,203	+19	6,074
Latin America	53,017	+33	39,723	+1	39,154
Brazil	27,943	+28	21,753	-4	22,778
Other	25,074	+40	17,970	+10	16,376
Asia (including Australia)	153,162	+1	151,797	-8	164,571
Japan	53,992	-24	71,066	+20	59,176
Other	99,170	+23	80,731	-23	105,395
Other markets	59,774	+17	51,198	+27	40,395

World	467,667	-9	516,087	+1	509,299

1
Revenue in 2006 and 2005 includes revenue from reassembled Sprinter vans sold to the van operating unit for subsequent resale under the Dodge and Freightliner brand names (2006: €0.6 billion; 2005: €0.6 billion). Unit sales do not include those units. Unit sales previously reported for 2006 and 2005 have been adjusted to exclude the reassembled Sprinter vans.

        Worldwide unit sales of the Daimler Trucks segment decreased 9% from 516,100 vehicles in 2006 to 467,700 vehicles in 2007.

        In Western Europe, unit sales went up 2%, primarily due to higher sales of Mercedes-Benz trucks. In Germany, the most important market for our Mercedes-Benz trucks, we sold 41,000 units in 2007, an increase of 6%. Unit sales in Germany represented 9% and the remaining Western European market represented 10% of our total 2007 truck sales.

        In 2007, sales of our trucks and TBB buses in the NAFTA region were 3% lower at 114,000 units, mainly due to purchases being brought forward into 2006 in anticipation of the new diesel emission standard EPA07 in Canada and the United States combined with a general decline in demand in the United States due to weaker market conditions. Unit sales in the United States were down 42% at 94,600 units, representing 20% of our total 2007 truck sales.

        In Latin America, sales increased 33% from 39,700 units in 2006 to 53,000 units in 2007.

        Unit sales in Asia (including Australia) increased slightly despite a 24% decline in unit sales in Japan, which in 2007 consisted primarily of sales by MFTBC. The decline in Japan mainly reflects an unusually high sales level in the prior year caused by vehicle replacement purchases required to meet stricter emission regulations.

        For a discussion of changes in revenue, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Competition.    Competitors of our Daimler Trucks segment vary in each geographic region. In Western Europe, our main competitors are MAN, Iveco, Volvo, Scania, DAF and Renault. In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar International, Paccar (Kenworth, Peterbilt), Volvo/Mack, General Motors and Ford. In Latin America, our main competitor is Volkswagen and in Japan and the South East Asian markets, our main competitors (including buses) are Hino, Isuzu and Nissan Diesel.

  Distribution

        We distribute our Daimler Trucks vehicles through a worldwide distribution and service network.

        In Germany, we sell our trucks through our own wholesale network. We also own several retail outlets, and in some cases we sell trucks through independent dealers.

        In other major European markets, local Daimler subsidiaries provide wholesale services to a network of independent dealers and, in some cases, to our own retail outlets.

        In the NAFTA region, we primarily sell our products through a network of independent dealers. In Japan, MFTBC sells its vehicles mainly through its own wholesale network and its own retail organization. In other international markets, we sell our Daimler Trucks vehicles through independent distributors or, if we have a local production company, through the sales organization of that company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of our Daimler Truck segment during each of the last three years:

	Year Ended December 31,
	2007	2006	2005
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	1,110	1,202	1,179
Research and development expenditures	1,047	1,038	966
thereof: Capitalized development costs	283	211	130

        Capital expenditures in 2007 related primarily to our Heavy Duty Engine Platform project, the successor model of the Freightliner Premium Class, Cascadia, and emission regulation technologies.

        Research and development expenditures in 2007 focused on new truck generations and new low emission engines, including the Heavy Duty Engine Platform.

Daimler Financial Services

        On August 3, 2007, we transferred an 80.1% interest in Chrysler Group and the related Chrysler financial services business in the NAFTA region to a subsidiary of Cerberus. As a result of that transaction, revenue and operating results of the Chrysler activities from January 1, 2007 to August 3, 2007 and all other periods presented are included in the line item "Net profit (loss) from discontinued operations" in our consolidated statements of income. We do not include amounts relating to discontinued operations in our segment reporting. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

        Our continuing financial services activities, which contributed approximately 9% of our revenue in 2007, consist almost exclusively of financing and leasing services supporting our Mercedes-Benz and other vehicle businesses.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for vehicle inventory and property, plant and equipment purchases. In Germany, we operate a fully licensed bank, the Mercedes-Benz Bank (formerly known as the DaimlerChrysler Bank). The Mercedes-Benz Bank offers financial services to our customers and employees in Germany. These include leasing and sales financing services, car savings plans as well as credit cards and demand deposit accounts. In addition, we offer insurance brokerage and fleet management services, including dealer property and casualty insurance.

        In September 2007, Daimler Financial Services established a bank in Russia after receiving a license from the Russian central bank. The bank commenced operations in the last quarter of 2007.

        We also hold an ownership interest in Toll Collect. In September 2002, our subsidiary Daimler Financial Services AG (formerly DaimlerChrysler Financial Services AG), Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and operator of the system. We account for our equity interest in Toll Collect using the equity method of accounting. You can find additional information about Toll Collect under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," under the heading "Legal Proceedings" in "Item 8. Financial Information" and in Note 28 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        The revenue of our Daimler Financial Services segment amounted to €8.7 billion in 2007, €8.1 billion in 2006 and €7.8 billion in 2005.

        The following table shows the distribution of revenue derived from our continuing financial services activities by geographic market since 2005:

	Year Ended December 31,
	2007	2006	2005
	(€ in millions)
Western Europe	4,308	4,089	4,096
Germany	2,508	2,338	2,322
Other	1,800	1,751	1,774
NAFTA region	3,546	3,247	2,952
United States	3,153	2,711	2,473
Canada and Mexico	393	536	479
Other markets	857	770	746

World	8,711	8,106	7,794

        In 2007, we generated approximately 29% of our total continuing financial services business in Germany, 21% in other Western European countries and 41% in the NAFTA region. We discuss period-to-period changes in revenue under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In 2007, new leasing and finance contracts processed by our Daimler Financial Services segment and related to our continuing financial services business covered approximately 857,955 units with a total value of €27.6 billion. In the prior year, we processed new leasing and finance contracts covering 868,128 units with a total value of €27.8 billion. The total value of leasing and finance contracts at December 31, 2007, was €59.1 billion compared to €57.0 billion at December 31, 2006, a 4% increase in total contract value. Excluding currency translation effects, our total contract value increased 9% compared to 2006.

        The average new contract balance amounted to €32,183 and the average original term was 41 months.

        The following table shows, for our continuing financial services business at December 31, 2007, the number of units covered and the value represented by new leasing and finance contracts as well as the number of units covered and the value represented by all our outstanding leasing and finance contracts, in each case by geographic area and in total.

	Units Covered by New Contracts	Value (€ in millions)	Units Covered by all Contracts	Value (€ in millions)
United States	197,744	7,647	590,271	20,566
Germany	311,657	8,530	772,879	16,535
Canada	16,927	770	53,427	1,860
Mexico	13,248	501	31,759	773
United Kingdom	66,116	2,211	137,276	3,441
France	41,275	1,071	110,219	2,041
Italy	29,056	750	95,977	1,955
Japan	26,064	839	91,595	1,888
Australia	13,911	536	49,872	1,483
Netherlands	13,841	473	43,222	1,025
Other Countries	128,116	4,283	316,394	7,576

Total	857,955	27,611	2,292,891	59,143

        In the financial services area, our main competitors are leasing and finance subsidiaries of banks and financial institutions and the financial services businesses of other automobile manufacturers to the extent they do not limit their activities to their own automobile brands.

  Capital Expenditures

        The table below shows capital expenditures for property, plant and equipment and intangible assets, which related largely to the acquisition of data processing equipment, and additions to equipment under operating leases of our continuing financial services business during each of the last three years:

	Year Ended December 31,
	2007	2006	2005
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	53	29	40
Equipment on operating leases	6,093	6,955	4,778

Vans, Buses, Other

        Vans, Buses, Other includes our van and bus businesses which design, produce, and sell a wide range of vans and buses. The other businesses and investments comprising this segment consist primarily of our equity investments in EADS and Chrysler Holding LLC (since August 4, 2007), and our real estate activities. Prior to its disposition in the first quarter of 2006, our Off-Highway business was also part of Vans, Buses, Other.

        As part of our ongoing strategy to focus on the core automotive business, in December 2007, we agreed to sell our real estate at Potsdamer Platz in Berlin to the SEB Group for a sales price of €1.4 billion in cash. We expect this transaction to positively affect EBIT of Vans, Buses, Other by €0.4 billion. The transaction closed in February 2008.

        In 2007, Vans, Buses, Other contributed approximately 14% of our revenue.

  Vans and Buses

        Mercedes-Benz Vans.    Worldwide, we currently offer three lines of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Sprinter, the Vito/Viano and the Vario. In the U.S. market, a subsidiary of Chrysler Holding LLC sells the Sprinter under the Freightliner and Dodge brand names under a general distributor agreement. In 2006, we launched a new version of the Sprinter.

        Daimler Buses.    We are a full-line supplier in the worldwide bus and coach market. Our product portfolio includes city buses, coaches, intercity buses, midi buses and bus chassis. We sell completely built-up buses under the Mercedes-Benz and Setra brands in Europe and under the Setra and Orion brand names in the United States and Canada. In addition to completely built-up buses, we produce and sell worldwide a wide range of bus chassis under the brand name Mercedes-Benz.

        In 2007, we introduced a renewed version of the Setra TopClass 400 coach featuring new safety systems. We plan to launch the renewed Setra TopClass 400 coach in European markets in the first quarter of 2008.

  Other

        Chrysler Holding LLC.    On August 3, 2007, we transferred an 80.1% interest in the Chrysler activities to a subsidiary of Cerberus. We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities.

        Chrysler designs, manufactures, assembles and sells cars and trucks under the brand names Chrysler, Jeep and Dodge, primarily in the NAFTA-region. The Chrysler activities also encompass the related financial services business in the NAFTA-region and in other select regions of the world.

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

        In 2004, 2006, and 2007, we entered into several transactions involving our EADS shares which reduced the Group's legal ownership percentage in EADS to 22.5%. Our consolidated statements of income for the years 2005 and 2006 reflect a 33% share in the income of EADS. Our share in the results of EADS in 2007 is based on an equity interest which declined from 33% to 24.9% at year end 2007. For further information on these transactions, please refer to Note 12 to our Consolidated Financial Statements and "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        During 2006, EADS announced that problems with the Airbus A380 program and resulting delivery delays, the launch of an industrial program for the all-new A350 XWB aircraft family and efficiency-improvement programs to be implemented at EADS would negatively affect its current and future operating results. In 2007, EADS announced that problems with the Airbus A400 M program and resulting delivery delays would negatively affect its operating results. EADS also announced that if the current strength of the euro against the U.S. dollar remains for a prolonged period of time, or if the euro appreciates even further, EADS's future operating results and cash flows may be adversely affected. For a discussion on how this development affected the operating results of Vans, Buses, Other, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Off-Highway.    In the first quarter of 2006, as part of our ongoing strategy to focus on our core automotive business, we sold a majority of our Off-Highway business, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation, to the Swedish investor group EQT. For further information regarding this transaction please refer to Note 2 to our Consolidated Financial Statements.

        Mitsubishi Motors Corporation.    In November 2005, we sold our then remaining 12.4% interest in Mitsubishi Motors Corporation for €970 million.

  Markets, Sales and Competition

        Markets.    Our most important van and bus markets are Western Europe and the NAFTA region. Latin America is also an important market, primarily for our bus business. In Western Europe, the mid-size and large van market segments showed registration increases of 11% from 1,120,000 units in 2006 to 1,244,100 units in 2007, while registrations of heavy buses in that market increased from 26,500 units in 2006 to 26,600 units in 2007.

        In Germany, registrations for vans (mid-size and large) went up 8% from 252,500 units in 2006 to 271,600 units in 2007. Registrations for heavy buses, however, decreased from 4,900 units in 2006 to 4,800 units in 2007.

        In the NAFTA region, retail sales for all manufacturers of vans decreased 8% from 402,700 units in 2006 to 372,200 units in 2007. Retail sales for all manufacturers of buses (excluding school buses) decreased from 18,200 units in 2006 to 18,100 units in 2007. In Latin America, demand for buses went up, reflecting ongoing high investments in the public transportation sector in Brazil.

        Sales.    The following table shows the revenue generated by Vans, Buses, Other and the unit sales of our van and bus businesses since 2005:

	Year Ended December 31,
	2007	% change	2006	% change	2005
Revenue (€ in millions)
Mercedes-Benz Vans[1,2]	9,341	+13	8,277	+6	7,827
Daimler Buses	4,350	+8	4,042	+5	3,859
Off-Highway	—	—	353	-83	2,049
Real Estate and other businesses[3]	508	-31	735	+22	601
Eliminations	(76)		(256)		(69)

World	14,123	+7	13,151	-8	14,267

Units
Mercedes-Benz Vans[1,2]	289,073	+13	256,895	-4	267,245
Daimler Buses	39,049	+8	36,192	0	36,221
Other Products[3]	—	—	11,914	-2	12,101

1
Revenue and unit sales include sales of Sprinter vans to a subsidiary of Chrysler Holding LLC for subsequent resale to dealers under the Freightliner and Dodge brand names.

2
Revenue in 2007, 2006 and 2005 includes €0.9 billion, €0.4 billion and €0.4 billion, respectively, from the production of a van for Volkswagen. These vans are not included in our unit sales figures.

3
Revenue and unit sales in 2006 and 2005 reflect sales of Mitsubishi pickup trucks (L 200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary. Beginning in 2007, we report revenue and unit sales related to these vehicles in our Mercedes-Benz Cars segment.

        For a discussion of changes in revenue, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table sets forth the distribution of revenue by geographic market since 2005:

	Year Ended December 31,
	2007	% change	2006	% change	2005
	(€ in millions)
Western Europe	9,676	+23	7,872	-8	8,545
Germany	4,485	+25	3,574	-7	3,848
Other	5,191	+21	4,298	-8	4,697
NAFTA region	1,129	-41	1,928	-13	2,209
United States	663	-53	1,419	-15	1,671
Canada and Mexico	466	-8	509	-5	538
Latin America	1,191	+24	964	+30	744
Other markets	2,128	-11	2,388	-14	2,770

World	14,123	+7	13,151	-8	14,267

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

        In other major European markets, local Daimler subsidiaries provide wholesale services for vans to a network of independent dealers and, in some cases, to our own retail outlets. We sell our buses through our own retail network and aligned dealers.

        In the United States and Canada, we sell vans to a subsidiary of Chrysler Holding LLC which acts as a general distributor and resells them through a network of independent Freightliner and Dodge dealers. We sell our Orion buses through our own retail network and Setra buses through independent dealers. In Mexico we sell vans through independent Mercedes-Benz dealers.

        In other international markets, we sell vans and buses through independent distributors or, if we have a local production company, through the sales organization of that company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of Vans, Buses, Other during each of the last three years:

	Year Ended December 31,
	2007	2006	2005
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	266	395	910
Research and development expenditures	368	421	493
thereof: Capitalized development costs	2	8	70

        In 2007, capital expenditures with respect to vans related primarily to the new generation of the Sprinter van. Capital expenditures of our bus operating unit related mainly to the modernization of plants and the construction of a new logistics and delivery center for Setra buses.

        Research and development activities of our van and bus operating units in 2007 focused on engines compliant with future emission regulations.

SUPPLIES AND RAW MATERIALS

        We operate our worldwide procurement activities through a global procurement function. We aim to maximize the efficiency of our supply networks by working not only with the first tier suppliers but also with sub-suppliers, raw material suppliers, and transportation carriers.

        In 2007, raw material prices continued to adversely affect the automotive industry as prices for most raw materials increased further from the high levels in 2006. Even though the higher raw material prices increased our overall material costs in 2007, we were able to offset these increases through bundling, long-term agreements, materials substitution and other cost reduction measures.

        We manage our current and future supplies and raw material requirements and delivery needs on an ongoing basis in close cooperation with our suppliers and sub-suppliers. In an effort to avoid possible future shortages and limit further price increases we enter into annual or long-term supply agreements with suppliers and purchase raw materials or commodities on the spot market where appropriate.

        Prices of precious metals, including platinum, palladium and rhodium, which we primarily use in catalytic converters, remained at the high levels of 2006. We use derivative commodity instruments to hedge against the volatility of precious metals prices to the extent we deem appropriate. We also continue to research alternative materials and processes for use in catalytic converters and other components. In addition, we have established a corporate commodity risk management committee to provide enhanced control and oversight over our commodity price exposure.

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

        Federal.    Regulations issued by the United States Environmental Protection Agency, or EPA, under the Clean Air Act apply to passenger cars (including sport utility vehicles) and heavy-duty vehicles we sell in the U.S. We are responsible for the emission performance of these vehicles for their full usual life, which can be up to the earlier of eleven years or 120,000 miles.

  •
  Tier 2 standards are being phased in over model years 2004 - 2009 and establish identical requirements for passenger cars and light trucks.

  •
  Separate standards apply to heavy light-duty trucks (those in excess of 8,500 pound gross vehicle weight) and heavy-duty commercial vehicles. The standards applicable to model years 2007-2010 are more stringent than those that apply to model years 2004 - 2006.

  •
  For all heavy-duty commercial vehicles, the EPA has promulgated even more challenging vehicle emission regulations (EPA10), which will apply to model years from 2011 and beyond.

        California Standards.    The State of California sets its own stringent emission control standards for passenger cars and heavy-duty trucks.

        California's program includes regulations issued by the California Air Resources Board (CARB) that require large volume manufacturers to earn an increasing number of zero-emission vehicle (ZEV) credits. There is also an ongoing discussion about a future requirement for zero-emission buses (ZEB). We will likely become a large volume manufacturer, as defined by the ZEV mandate, by the 2013 model year. In the interim, under the ZEV mandate, we will be treated as an intermediate volume manufacturer which allows us to meet the ZEV requirement with partial zero emission vehicles (PZEVs). Manufacturers may earn ZEV credits by selling vehicles that use various technologies (e.g. electric batteries, hydrogen fuel cells, compressed natural gas, gasoline/electric hybrids) to limit or eliminate emissions. By 2018, up to 50% of the vehicles we sell in California will require some level of these technologies to meet the ZEV mandate.

        Meeting the California standards and ZEV regulations in future years will require significant progress in the development of engine, exhaust after-treatment, and fuel control technologies. We expect to continue to incur significant costs in developing low or zero-emission technologies. Compliance with the ZEV regulations could force us to suspend the sale of non-zero-emission vehicles in California or to sell zero-emission vehicles there significantly below cost. Either alternative would have a substantial adverse effect on our profitability.

        The federal Clean Air Act permits other states to adopt California standards as an alternative to the EPA's Tier 2 program. To date, twelve states have adopted the California Low Emission Vehicle II (LEV II) standard including Connecticut, Massachusetts, Maine, New Jersey, New York, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont and Washington. All states other than Washington and Pennsylvania have adopted ZEV regulations.

        European Standards.    The Commission and the Parliament of the European Union (EU) have adopted a directive that establishes increasingly stringent emission standards for passenger cars and light commercial vehicles for model years 2005 and thereafter (Euro 4). Under the directive, manufacturers will be responsible for the emissions performance of these vehicles for five years or 100,000 kilometers, whichever occurs first. In 2007, the EU Parliament adopted more stringent emission standards. The effective dates for phasing in these stricter standards are September 1, 2009 (Euro 5) and January 1, 2014 (Euro 6). Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers' responsibility for emission performance to 160,000 kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles.

        Standards for heavy commercial vehicles have been adopted by the EU Commission and the EU Parliament for model years 2005 (Euro IV) and model years 2008 and thereafter (Euro V). In October 2007, the EU Commission also published its first proposal on Euro VI standards, which would require emission limits similar to the limits set by EPA 2010 in the United States. Subject to the final decision by the European Council, which is expected by the end of 2008, it is currently anticipated that the new Euro VI standards will become effective in 2013 for all-new heavy-duty vehicles and in 2014 for all heavy-duty vehicles. The new standards, which are currently proposed to apply for at least 700,000 km, would require significant improvements in engine technology and after-treatment systems.

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

        Finally, the rule modified the definition of light truck. As a result, some of our vehicles now classified as trucks could be re-classified as passenger cars and required to meet a higher CAFE standard.

        A manufacturer may earn credits by exceeding CAFE standards. Credits earned for the three preceding model years and credits projected to be earned for the next three model years can be used to meet CAFE standards in the current model year, except that credits may not be traded between domestic and imported fleets, nor between the passenger car and light-duty truck fleets.

        A California court held that the CAFE standards are not comprehensive and do not meet one of their intended objectives, namely reduction of green house gas emissions. The court also found that the EPA had no authority to use attribute-based systems (such as foot print or weight and size of vehicles) when setting light-duty truck standards.

        The U.S. Congress passed an energy bill that includes even more stringent fuel economy requirements. The current CAFE standard is 27.5 miles per gallon for cars and just over 22 miles per gallon for light trucks. The new legislation requires manufacturers to achieve a fleet wide average of 35 miles per gallon by 2020 with no exceptions. The legislation extends through 2019 the credits for automakers producing flex-fuel vehicles and gives the agencies the authority to use attribute-based systems when setting vehicle fuel economy standards.

        Although we strive to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks by introducing additional technological features, we may not be able to fully meet the current and future CAFE standards with our U.S. new car fleet portfolio and may incur fines as a result.

        In the United States and other countries, there is political pressure to increase fuel economy standards as a means of reducing carbon dioxide emissions. These emissions are said to contribute to global warming, which is a matter of international concern. Although the United States withdrew from the Kyoto Protocol, it continues to consider ways to achieve reductions in fossil energy use, including the recently enacted CAFE standards discussed above. Any of these measures could impose significant costs on us or restrict the products that we are able to offer.

        California is also attempting to limit emissions of carbon dioxide and other greenhouse gases through regulation of fuel economy standards. CARB regulations require automakers to reduce significantly greenhouse gas vehicle emissions starting with 2009 models. Several other states have adopted similar measures.

        Lawsuits challenging the right of states to regulate fuel economy are pending in federal and state courts in California and several other states. To date, two courts have ruled in favor of California, allowing it to implement greenhouse gas legislation. These decisions will likely be appealed to a higher court. In addition, a coalition of states, cities and environmental groups brought a lawsuit seeking to establish that the EPA is authorized to regulate carbon dioxide emissions and to compel it to do so. The U.S. Supreme Court decided that the EPA's argument that it did not have the authority to regulate greenhouse gases was unfounded. As a consequence, the U.S. President issued an executive order (Executive Order No. 13,432) ordering the EPA to initiate a greenhouse gases rulemaking process. The rulemaking is anticipated to be finalized during 2008.

        Following the U.S. Supreme Court ruling that the EPA has the authority to regulate greenhouse gases, California requested permission from the EPA to set its own state standard. For over thirty years California has requested and always received from the EPA a waiver from the federal regulations allowing it to set state standards concerning pollution emissions. In December 2007, for the first time the EPA refused to grant California a waiver, and California and several other states have recently filed a lawsuit to challenge the EPA's decision. State regulation in this area, if upheld, could be costly to us and could significantly restrict the products we are able to offer in the United States.

        It is expected that the EPA and perhaps various states will enact new fuel economy standards for heavy-duty trucks.

        European Standards.    The European Union (EU) signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008 to 2012. In 1999, the EU entered into a voluntary agreement with the European automotive manufacturers association (ACEA) which establishes an emission target of 140 grams of carbon dioxide per kilometer for the average of new passenger cars sold in the European Union in 2008. Based on 1995 levels, that target represents an average reduction in passenger vehicle fuel usage of 25%.

        In 2007, recognizing worldwide climate change challenges, the EU Commission agreed to adopt a new strategy to reduce carbon dioxide emissions while attempting to preserve the long term viability of the European car industry. The EU Commission recently presented a first legislative proposal which would mandate a new passenger car fleet average of carbon dioxide emissions of 130 grams per kilometer, to be achieved by means of improvements in vehicle motor technology with a linear weight-based parameter system. According to this proposal, the new fleet average would become effective in 2012, with a phase-in mechanism until 2015 and a further reduction of 10 grams of carbon dioxide per kilometer would have to be achieved by other technological improvements and an increased use of biofuels. The proposal indicates significant monetary penalties on non-compliant automobile manufacturers.

        If the EU Commission's target to reduce carbon dioxide emissions from new passenger cars becomes a mandatory standard, it will require us to incur significant costs to improve engine and overall fuel efficiency of our vehicles and we will incur fines if we do not fully meet the requirements.

        The EU Commission is also considering setting binding carbon dioxide targets for vans not registered as passenger cars (so-called "N1-vehicles"). The EU Commission has also proposed a review of labeling rules as well as a voluntary "code of good practice" on car marketing and advertising in order to raise consumer awareness.

        Some EU member states have begun to revise their car tax laws to take into account carbon dioxide emission levels. This trend is expected to continue and could negatively impact our sales and revenue.

        Other countries.    An increasing number of countries, for example Japan and China, are establishing tighter fuel economy standards to address climate change issues.

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

        These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years the NHTSA has mandated, among other things:

  •
  a tire pressure warning system;

  •
  an electronic stability control system;

  •
  a system for collecting information relating to vehicle performance and customer complaints to assist in the early identification of potential vehicle defects; and

  •
  enhanced requirements for frontal and side impact, including a lateral pole impact.

        In general, vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations.

        European Standards.    Vehicles sold in Europe are subject to comparable vehicle safety regulations established by the EU or by individual countries. Major regulatory changes in Europe are:

  •
  The EU Commission has recently proposed new requirements for enhanced (phase 2) pedestrian protection. Pedestrian protection legislation may have a significant impact on the design of our future passenger cars;

  •
  The cooling agent currently used in vehicle air conditioning systems may not be used in all-new vehicle types beginning in 2011, and will be banned in pre-existing vehicle lines beginning in 2017. Alternative cooling agents will have to be developed which are expected to result in significantly higher costs;

  •
  The EU Commission has proposed mandating tire pressure monitoring systems in the context of fuel economy legislation;

  •
  The EU Commission is also considering mandating active safety systems, such as electronic stability control and collision mitigation braking systems.

        Within the framework of UNECE (United Nations Economic Commission for Europe) Regulation 13 regarding vehicle braking systems, the EU is considering requiring electronic stability control (ESC) systems in vehicles, with priority given to certain trucks and coach buses. We do not expect this legislation to have a significant effect on us because all Mercedes-Benz passenger cars are already equipped with ESC and all our trucks and buses could be equipped with ESC, if required.

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

Other Environmental Matters

        Pollution remediation is a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve ten principal sites. Our German manufacturing facilities are also subject to significant noise restrictions.

        Pollution remediation is also a potential significant issue for our non-German production companies. In general, estimates of future costs of environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectibility of remediation costs among responsible parties. We establish provisions for these environmental matters when the loss is probable and reliable estimable. It is possible that final resolution of some of these matters may require us to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that we cannot reliable estimate. Although final resolution of any such matters could have a material effect on our consolidated operating results for the particular reporting period in which an adjustment of the estimated provision is recorded, we believe that any resulting adjustment should not materially affect our consolidated financial position.

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

Design Protection

        On September 14, 2004, the EU Commission proposed an amendment of the design protection directive Nr. 98/71/EC. The proposed amendment would abolish the design protection for visible and styled automotive parts within the EU. The proposal would allow parts manufacturers independent from the original equipment manufacturers to copy and sell throughout the EU visible and styled replacement parts such as hoods, bumpers, fenders, doors, lights and windshields. If this proposed amendment becomes effective, it may negatively affect our future sales of visible and styled replacement parts and may increase our allocated costs per unit.

DESCRIPTION OF PROPERTY

        We produce vehicles and related components at approximately 65 manufacturing facilities worldwide, of which 18 are located in Germany and 17 in the United States. Most of the remaining facilities are in Japan, Mexico, France, Spain, Canada, Brazil, South Africa, and Turkey. We also have other properties, including office buildings, sales and service locations as well as research laboratories, development centers and test tracks. We own most of these facilities and we believe that they are adequate to meet our needs.

        Our property, plant and equipment includes buildings, technical equipment, and other equipment capitalized under capital lease agreements. For additional information, please refer to Note 10 to our Consolidated Financial Statements.

        We are party to various joint ventures, assembly contracts, and other arrangements that allow us to gain access to additional production capacity or utilize our plants more efficiently. For example, some of our vehicles are assembled at facilities in Austria, China, and Germany, and we have entered into an agreement with Volkswagen to assemble a van at our German plants. We continue to cooperate with Chrysler in various business fields, such as drive train development, procurement, distribution and financial services outside the NAFTA-region.

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

Item 4A. Unresolved Staff Comments

        None.

Item 5. Operating and Financial Review and Prospects.

INTRODUCTION

        This annual report contains forward looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward looking statements. These statements are subject to many risks and uncertainties, including:

  •
  an economic downturn or slow economic growth in important economic regions, especially in Europe or North America;

  •
  changes in currency exchange rates and interest rates;

  •
  the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices;

  •
  price increases in fuel, raw materials, and precious metals;

  •
  disruption of production due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  a decline in resale prices of used vehicles;

  •
  the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected;

  •
  the effective implementation of cost reduction and efficiency optimization programs;

  •
  the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans;

  •
  the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in, and potentially lower volumes of, future aircraft deliveries;

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

        You should read the following discussion of our critical accounting policies and our financial condition and operating results together with our Consolidated Financial Statements included in this annual report. These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and related interpretations issued by the International Accounting Standards Board. In the fiscal year ended December 31, 2007, we changed our financial reporting from Generally Accepted Accounting Principles in the United States (U.S. GAAP) to International Financial Reporting Standards (IFRS). Accordingly, we have prepared the consolidated financial statements included in this report (Consolidated Financial Statements) in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies.

        On August 3, 2007, we transferred an 80.1% interest in Chrysler Group and the related Chrysler financial services business in the NAFTA region to a subsidiary of Cerberus. As a result of that transaction, revenue and operating results of the Chrysler activities from January 1, 2007 to August 3, 2007 and all other periods presented are included in the line item "Net profit (loss) from discontinued operations" in our consolidated statements of income. We do not include amounts relating to discontinued operations in our segment reporting. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

        Beginning with August 4, 2007, we account for our non-controlling equity interest in Chrysler Holding LLC using the equity method of accounting. We include our proportionate share of the results of Chrysler Holding LLC in Vans, Buses, Other with a three-month time lag.

        If we account for an equity investee with a time lag, IFRS requires us to consider when they occur significant transactions and events which affect such equity investee during the lag period.

        The comparability of our Consolidated Financial Statements for the periods presented in this annual report is affected by currency translation effects resulting from our international operations. During the periods presented in this report, the euro, the reporting currency of our Consolidated Financial Statements, fluctuated against several other world currencies, including the U.S. dollar. As a result, all of our subsidiaries and equity investees that report their results in a functional currency other than the euro have been subject to currency translation risk.

        Fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, and other world currencies against the euro also expose our international business operations and, consequently, our reported financial results and cash flows, to transaction risk. This transaction risk exposure affects primarily our Mercedes-Benz Cars segment which generates a significant portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. Our Daimler Trucks segment is also subject to transaction risk, but only to a minor degree due to its global production network. Mercedes-Benz Vans and Daimler Buses which form part of Vans, Buses, Other also have some limited transaction risk. In addition, Vans, Buses, Other has some indirect transaction risk exposure through our equity investment in EADS, which we account for using the equity method.

        In both 2007 and 2006, the combined currency effects, including effects from currency translation, operating business transactions and hedging activities, negatively affected our operating results. If the euro retains its current strength against selected world currencies, especially the U.S. dollar, for a prolonged period of time or if it appreciates further, our future operating results and cash flows could be adversely affected, and with respect 2008, potentially to a greater degree than in 2006 and 2007. This is particularly applicable to our Mercedes-Benz Cars segment. Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" for additional information on our currency translation and transaction risk exposure.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies and new accounting pronouncements that we had not yet adopted by December 31, 2007.

INFLATION

        Inflation has not had a significant effect on our operating results in recent years.

CRITICAL ACCOUNTING POLICIES

        Our reported financial position and results of operations are sensitive to the accounting methods we select and the accounting estimates underlying the preparation of our financial statements. The following critical accounting policies, and the related judgments and other uncertainties affecting the application of those policies, are factors you should consider in reviewing our financial statements and the discussions in this annual report. While we believe that any assumptions we use are appropriate, estimated amounts could differ from what occurs in future periods.

Recovery of Carrying Amount of Equipment on Operating Leases

        We own equipment, primarily passenger cars, trucks, vans, and buses, that we lease to customers under operating leases. At December 31, 2007, the total carrying value of this equipment was €19.6 billion, compared to €36.9 billion at December 31, 2006. The decrease of the carrying amount of our equipment on operating leases from 2007 to 2006 is the result of the transfer of a majority interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA-region (the Chrysler activities) to Cerberus and the related deconsolidation of Chrysler's operations, assets and liabilities in 2007. Of the carrying amount of total equipment on operating leases as of December 31, 2007, approximately 58% are attributable to our Daimler Financial Services segment, approximately 26% relate to our Mercedes-Benz Cars segment, approximately 8% relate to our Daimler Trucks segment and another 8% relate to Mercedes-Benz Vans and Daimler Buses. The carrying amount of equipment on operating leases shown in our consolidated balance sheet at December 31, 2006, includes approximately €19 billion of leased assets attributable to the transferred Chrysler activities. Adjusted to exclude Chrysler related leased assets from the total carrying amount at December 31, 2006, approximately 58% were attributable to our continuing Daimler Financial Services segment, approximately 28% related to our Mercedes-Benz Cars segment and approximately 7% related to each of our Daimler Trucks segment and Mercedes-Benz Vans and Daimler Buses included in Vans, Buses, Other.

        We carry equipment on operating leases initially at its acquisition or manufacturing cost and depreciate it over the contractual term of the lease using the straight-line method until it reaches its estimated residual value. The estimated residual value represents our best estimate of the price we would obtain from the ultimate sale of the leased asset at the end of the lease term. We base our initial estimate on publicly available information and also on our own projections derived from our historical experience regarding expected resale values for the types of equipment leased.

        It is our accounting policy to reevaluate our estimates frequently and to consider, at least quarterly, whether indications of impairment of our ability to recover the carrying value of our investment in equipment on operating leases exist. If we determine that indications of impairment exist, we evaluate whether the recoverable amount of our investment in operating leases is less than its carrying value. The recoverable amount is determined for an individual leased asset as the present value of the amount we expect to derive from the lease and the ultimate sale of the leased asset. If the carrying value exceeds the recoverable amount, we adjust future depreciation expense and/or record an impairment charge equal to the excess of the carrying value over the recoverable amount.

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

        Aside from the risk of collecting the monthly lease payments (credit risk), which primarily resides within our Daimler Financial Services segment, the residual value risk associated with our operating leases is shared primarily by our Daimler Financial Services segment and the vehicle segment or unit that manufactured the leased equipment. The terms of the risk sharing arrangement between Daimler Financial Services and the respective vehicle segment vary by segment and geographic region.

        We record expenses arising from changes in estimates of residual values in the line item "Cost of sales" in our statements of income. The recognition of impairment charges and increases in depreciation expense do not immediately affect our reported cash flows, although cash flows of future periods may be lower than previously anticipated due to lower proceeds from the eventual resale of the equipment.

        The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the timing and amount of operating lease payments we collect from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent the value of used vehicles decreases, we will realize less cash proceeds from sales of those vehicles at the end of the lease term. Operating leases represent an increasing portion of our continuing operation's portfolio, which increases our exposure to residual value risk. In addition, inability of our customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

        In addition, our vehicle businesses account for sales of vehicles with a guaranteed minimum resale value, such as sales to certain rental car company customers, as operating leases. These types of vehicle sales expose us to residual value risk and require that we estimate on an ongoing basis what the residual values of the vehicles will be at contract maturity and, if necessary, record impairment charges or increase future depreciation expense.

Collectibility of Financial Services Receivables

        We have sales financing and finance lease receivables, which consist primarily of retail installment sales contracts, finance lease contracts, and revolving wholesale facilities secured by passenger cars, trucks, vans and buses. Our Daimler Financial Services segment holds all of our sales financing and finance lease receivables. We are exposed to collectibility risk because consumers or dealers may default on these receivables or become insolvent and the resale prices of the passenger cars, trucks, vans and buses securing these receivables may be insufficient, after selling costs, to realize the full carrying amount of the receivables. Once the collectibility risk materializes, we adjust our allowance for credit losses.

        Our policy is to maintain an allowance for credit losses which represents our best estimate of the amount of losses incurred in our sales finance and finance lease receivables portfolio as of the balance sheet date. We base our estimate on a systematic, ongoing review and evaluation of our credit risk. In performing this evaluation, we take into account our historical loss experience, the size and composition of our portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. When we evaluate homogeneous loan portfolios, we do that collectively, primarily taking into consideration historical loss experience, adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. We evaluate other receivables, such as wholesale receivables and loans to large commercial borrowers, for impairment individually considering the fair value of available collateral. Increases in the allowance for credit losses reduce the net carrying value of the balance sheet line item "Receivables from financial services" with a corresponding charge to the statement of income line item "Cost of sales."

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

        Since the risk associated with the collectibility of sales financing and finance lease receivables is exclusively attributable to our Daimler Financial Services segment, the following information refers to that segment.

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including the following average credit loss rates for our entire financing and leasing portfolio at December 31, 2007: 0.4% for the Mercedes-Benz Cars segment, 0.4% for the Daimler Trucks segment and 0.3% for our van and bus businesses. However, additional provisions may be necessary if:

  (1)
  actual credit losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact our estimates.

        Future credit losses may exceed current estimates, especially if economic conditions deteriorate in our primary markets. In addition, if economic conditions deteriorate, resale prices of used vehicles and, correspondingly, the collateral value of our Daimler Financial Services segment's sales financing and finance lease receivables may experience further downward pressure. If these factors require a significant increase in the allowance for credit losses, it would negatively affect our Daimler Financial Services segment's and the Group's future operating results.

        At December 31, 2007, the sales financing and finance lease receivables shown in our consolidated balance sheet totaled €39.2 billion compared to €77.2 billion at December 31, 2006. This decrease is the result of the transfer in 2007 of a majority interest in the Chrysler activities to Cerberus and the related deconsolidation of Chrysler's operations, assets and liabilities. At December 31, 2006, approximately €39 billion of the sales financing and finance lease receivables related to the Chrysler activities.

        The allowance for credit losses associated with sales financing and finance lease receivables of our continuing operations at December 31, 2007 amounted to €0.6 billion. Cost of Sales of continuing operations in our consolidated statements of income for each of 2007, 2006 and 2005 include charges, net of reversals, of €0.3 billion, €0.2 billion and €0.4 billion, respectively, resulting from adjustments in the allowance for credit losses.

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

        While we sell receivables from our financial services business, for instance through asset backed security transactions, these transactions, in general, do not meet the criteria for de-recognition under IFRS and remain on our balance sheet and are included in the figures reported above. Our exposure to credit risk for those "sold" receivables which continue to be on our balance sheet is similar to the credit risk exposure inherent in those receivables from financial services which have not been "sold" and transferred.

Provisions for Product Warranties

        We generally provide warranties on our products which cover a variety of manufacturing and other defects. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The provisions for product warranties covers, for example, our various contractual warranty programs, "goodwill" coverage, recall campaigns and buybacks which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices within the automotive industry. We record a provision for the expected cost of warranty related claims when we sell the product to a third party, when we initiate a new warranty program, or — depending on certain circumstances — upon lease inception. The amount of the provisions for product warranties, which is included in the balance sheet line item "Provisions for other risks," with a corresponding charge included as a component of "Cost of sales" of our continuing operations in the statements of income, reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. In addition, we state our provisions for product warranty at present value using a discount rate, which we determine quarterly. Our warranty provisions affect all our vehicle businesses. At December 31, 2007 and 2006, our total accrued liabilities for product warranties were €6.6 billion and €10.3 billion, respectively. The decrease of the carrying amount for these provisions from 2006 to 2007 is primarily the result of the transfer of a majority interest in the Chrysler activities to Cerberus and the subsequent deconsolidation of Chrysler's operations, assets and liabilities in 2007.

        We base our estimates for accrued warranty costs primarily on historical warranty claim experience. Sometimes we have to make cost estimates associated with the development of new technical solutions which might require regulatory certification prior to the implementation of service actions or recall campaigns. Since we have to use a variety of assumptions when we develop estimates for accrued warranty costs, our estimated warranty obligations can vary depending upon the assumptions used.

        We believe that the determination of our provisions for product warranties is a critical accounting estimate for each of our vehicle businesses because:

  (1)
  the evaluation is inherently judgmental and requires, among others, the use of significant assumptions about future warranty claim rates, amounts of future repair costs per vehicle, the impact of the lack of mileage or time limits in connection with recall campaigns, and the determination of discount rates used to state the provisions at present value; and

  (2)
  our provisions for warranty costs require adjustments from time to time when actual warranty claim experience differs from our estimates and the resulting impact on our results of operations and financial condition could be material.

        The recording of the warranty provisions initially has no impact on our operating cash flows.

        Our operating cash flows change as we pay or settle actual warranty claims. Our liquidity and capital resources could be negatively impacted if actual warranty costs exceed our estimates.

Pension Benefits

        As more fully described in Note 21 to our Consolidated Financial Statements, we provide pension benefits to substantially all of our hourly and salaried employees. Most of our pension benefit plans are defined benefit plans that provide participants with benefits based on various factors including their age, years of service, and compensation level. In contrast, our defined contribution pension plans specify the nature and amount of contributions we will make to the plans, not the amount of benefits that will be paid to participants.

        We make contributions (cash or other assets) to our pension benefit plans from time to time to satisfy minimum funding requirements under applicable laws or otherwise to be able to pay our obligations with respect to such benefits as they come due. These contributions are invested by the plans as described below. We actuarially determine our net pension benefit cost and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions which primarily vary according to the economic conditions in the country in which the pension plans are situated.

        At December 31, 2007, the present value of our defined pension benefit obligations exceeded the present value of plan assets on the Group level, which represents the "underfunded status" of our plans, by €1.9 billion. The defined pension obligations and plan assets related to the Chrysler activities are no longer included in our balance sheet at December 31, 2007. For the year ended December 31, 2007, total net pension benefit cost of our continuing operations was €0.1 billion. We estimate that our total net pension benefit cost of continuing operations will increase by €0.2 billion in 2008.

        We determine our net pension benefit costs at the beginning of each calendar year based on various assumptions and data updates in actuarial models that measure pension benefit cost and plan assets and liabilities. Actual results usually differ from our assumptions due to changing economic and other factors, resulting in actuarial gains or losses. In accordance with IFRS, we accumulate such actuarial gains and losses, but do not immediately recognize them in our consolidated financial statements. Rather, we record the amortization of any such unrecognized cumulative actuarial gains and losses in our financial statements in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the current year, if unrecognized gains and losses in the prior year exceeded ten percent of the greater of (1) the defined pension benefit obligation under the relevant plan or (2) the fair value of the plan assets. If either of these tests is satisfied, the amortization amount we recognize is equal to the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the relevant plan. Prior service costs resulting from retrospective plan amendments are immediately recognized in our consolidated statements of income if the underlying benefits are vested. If the benefits are not yet vested, prior service costs are instead amortized on a straight-line basis over the average remaining period until the benefits become vested.

        In connection with our transition to IFRS, we elected to recognize all actuarial losses which had been accumulated in other comprehensive income in accordance with U.S. GAAP, the comprehensive set of accounting standards we previously applied, on our balance sheet.

        The two most critical assumptions affecting the calculations of net pension benefit cost and defined pension benefit obligations are the discount rates and expected rate of return on plan assets. We evaluate these critical assumptions at least annually on a plan and country-specific basis. Other assumptions, such as retirement age, mortality rates, employee turnover rates, and compensation rates, are evaluated periodically and updated to reflect actual historical experience and future expectations.

  Discount rate

        For each year we calculate the present value of future cash outflows arising from our defined pension plans using a discount rate. We determine the discount rates for our defined pension benefit plans as of December 31 (the measurement date) of the relevant year based on market yields of high-quality corporate bonds for which the terms and amounts of payments are comparable to the terms and amounts of our projected pension payments. A lower discount rate increases the present value of defined benefit obligations and decreases net pension cost in subsequent years.

        In order to reflect increases in yields on corporate bonds in 2007, we increased the discount rate for all significant German pension plans from a weighted average 4.5% as of December 31, 2006, to 5.4% as of December 31, 2007. For all significant non-German plans, the weighted-average discount rate decreased from 5.7% as of December 31, 2006, to 5.3% as of December 31, 2007.

  Expected rate of return on plan assets

        Pension plan assets are primarily comprised of equity and debt securities and, to a lesser extent, of real estate and alternative investments. We determine the expected rate of return for pension assets after taking into account a variety of factors, including current asset allocations and expected future returns for various asset classes. Each year, our investment committees survey banks and large asset portfolio managers regarding their expectations of future returns for relevant market indices.

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

        The actual and expected rates of return on German and significant non-German plan assets for 2007, 2006 and 2005, were as follows:

	Rates of Return — German Plans		Rates of Return — non-German Plans
	Actual	Expected	Actual	Expected
2007	5.5%	7.5%	9.8%	8.5%
2006	9.5%	7.5%	15.6%	8.5%
2005	16.9%	7.5%	12.1%	8.5%

        For 2008, the expected rates of return on plan assets are 6.5% for German plans and 7.5% for significant non-German plans.

  Sensitivity Analysis

        The following table shows the effect on the funded status of our pension benefit obligations of assumed changes in the actual rate of return on plan assets and the discount rate at December 31, 2007:

(€ in millions)
2007 actual return on plan assets +/- 5 percentage points	+/- 620
2007 discount rate +/- 25 basis points	+/- 544

        In addition to the estimated increase in our total net pension benefit cost of €0.2 billion in 2008, the following table shows the effect on our 2008 net pension benefit cost (before income tax benefits) of assumed changes in the discount rate and the expected long-term rate of return on plan assets:

(€ in millions)
2007 discount rate +/- 25 basis points	+/- 45
2007 expected long-term rate of return on plan assets +/- 50 basis points	+/- 68

        This sensitivity analysis indicates that changes in the factors described above can have a significant effect on the funded status of our pension benefit plans and on our future net profit (loss). For a discussion of our pension and other post-employment benefit plan funding obligations and their potential impact on our liquidity and capital resources, please refer to "Liquidity and Capital Resources — Benefit Plan Obligations and Costs" in "Item 5. Operating and Financial Review and Prospects."

        As a result of the transfer of a majority interest in the Chrysler activities to Cerberus and the related deconsolidation of Chrysler's operations, assets and liabilities in 2007, our pension benefit obligations decreased in 2007. In addition, the post-employment benefit obligations for health care and life insurance benefits recorded at December 31, 2006 primarily related to the Chrysler activities, and any such obligations remaining after the deconsolidation of Chrysler are no longer significant to our financial position.

Useful lives of property, plant and equipment

        We depreciate the cost of our long-lived assets using a systematic and rational allocation method over the period during which the long-lived assets are expected to provide benefits (useful life), taking into consideration any expected salvage value. Our total depreciation for property, plant and equipment from continuing operations in 2007 and 2006 was €2.0 billion and €3.0 billion, respectively.

        We believe that the determination of the useful lives of long-lived assets is a critical accounting estimate because:

  (1)
  the determination of the useful life is inherently judgmental and requires us to use significant assumptions about the future use of our long-lived assets; and

  (2)
  changes in the estimates about the expected future life could have a material effect on our financial statements.

        In recent years, all of our industrial business segments were confronted with increasing worldwide competition. We are exposed to increasing competitive pressure, technological pressure and pressure from international capital markets. In response to intense competition in their traditional markets, manufacturers, especially those in the premium segment, are developing niche products to take advantage of additional sales and earnings opportunities. In this environment, profitable production calls for platform strategies and the use of identical parts and modules. The need to improve cars and components is also driven by differing legal requirements regarding, for example, emission regulations, fuel consumption (fleet consumptions), or safety regulations. Factors like these gradually influence how we use our long-lived assets for our development, procurement and production over time.

        In addition, in order to improve the profitability of our businesses, we have made or initiated far-reaching changes over recent years regarding the strategy and organization of our Group. We are also in the process of modifying our investment policies and redesigning our strategies regarding procurement, development and production to streamline modules and platforms as well as development and production processes.

        These strategic decisions have changed the nature and use of our long-lived assets and may continue to do so in the future. In light of these changes we reassessed and adjusted the useful lives of long-lived assets in order to reflect the changing business environment. Due to this change in estimate, profit before income taxes in 2007 increased by €0.9 billion.

Capitalized development costs

        Under International Accounting Standard (IAS) 38, development costs incurred for products under development must be capitalized and recognized as intangible assets if the conditions for capitalization defined in IAS 38 are met. These conditions include the commercial and technical feasibility to use the products under development and the probability to generate future economic benefits with each of those products. Capitalized development costs include all direct costs and allocable overhead.

        We believe that the accounting of capitalized development costs requires critical accounting estimates because:

  (1)
  the identification of the development projects which meet the conditions for capitalization as an intangible asset, the determination of the development costs to be capitalized on such projects, the subsequent impairment testing and the amortization method and period over which the capitalized development costs are amortized is inherently judgmental and requires us to use significant assumptions about the status and future use of our products under development and the associated cash flows; and

  (2)
  changes in the estimates about expected future cash flows to be generated with the products under development including assumptions about the life-cycle of the products could have a material effect on our financial statements.

        We continuously assess our development projects to identify those projects which meet the conditions of an intangible asset and determine the amounts to be capitalized as intangible assets. This assessment is based on the nature and status of each product and estimated future cash flows to be generated from such project under development which require capitalization. If we cannot reliably demonstrate that a project will generate probable future economic benefits to us, which means the project does not meet our minimum return requirements, we do not capitalize the development costs for such project and expense the costs as incurred. We determine, at least annually, the recoverability of capitalized development costs for projects which have not been completed because the products to be developed are not yet available for sale. We amortize capitalized development costs for projects which have generated products that are already available for sale on a systematic basis over the expected product life cycle (2 to 12 years) and test them for impairment only if there is an indication that the asset could be impaired.

        Whenever we test the capitalized development costs for impairment we have to determine the recoverable amount of the respective cash generating unit to which the intangible asset belongs. Impairment reviews are based on our projections of future cash flows. The most significant judgments in determining recoverable amounts are the assumptions and estimates used to determine cash inflows and outflows (for example, retail prices, sales volume and production costs) generated by the respective cash generating unit, the number of years on which the cash flow projections are based, and the terminal value and the discount rate used to calculate the present value of the recoverable amounts. At December 31, 2007, we record within the balance sheet line item "intangible assets" capitalized development costs of €4.0 billion (December 31, 2006: €4.9 billion, including an amount of €1.3 billion relating to the Chrysler activities).

OPERATING RESULTS

        Following the transfer of a majority interest in the Chrysler activities, we report the following four segments: (1) Mercedes-Benz Cars, (2) Daimler Trucks, (3) Daimler Financial Services and (4) Vans, Buses, Other.

        In connection with the change of the company name from DaimlerChrysler AG to Daimler AG, we also changed the names of our segments as follows: Mercedes Car Group became Mercedes-Benz Cars, Truck Group became Daimler Trucks, and Financial Services became Daimler Financial Services. We continue to report Mercedes-Benz Vans and Daimler Buses, together with all other businesses and investments in businesses not allocated to one of our reportable segments, in Vans, Buses, Other.

Information about EBIT

        We measure the performance of our operating segments through a measure of segment profit (loss) which we refer to as "EBIT" in our management and reporting system. EBIT is a new measure of segment profit (loss) which we introduced in 2007 when we changed our financial reporting from U.S. GAAP to IFRS. EBIT has replaced "Operating Profit (Loss)", which was the performance measure we previously used. For purposes of this Annual Report and the Consolidated Financial Statements included herein, we have recast segment profit (loss) for the years 2006 and 2005 consistent with the use of EBIT as the new performance measure.

        EBIT comprises gross profit; selling and general administrative expenses; research and non-capitalized development costs; other operating income, net; our share of profit (loss) from companies accounted for using the equity method, net; and other financial income (expense), net. The segment information presented below does not include amounts relating to discontinued operations and prior period figures of reported segments reflect the activities of continuing businesses only.

        Our consolidated EBIT is the sum of the EBITs of our segments, adjusted for reconciling items. Reconciling items include elimination entries made in the context of consolidation and corporate and other items which are not part of or allocated to any of our segments. Please also refer to Note 31 to our Consolidated Financial Statements for information on how we determine EBIT.

Overview of Business Segment Revenue and EBIT

        You should read the following discussion in conjunction with Notes 1 and 31 to our Consolidated Financial Statements and the discussions under the headings "Critical Accounting Policies" in this Item 5 and "Risk Factors" in "Item 3. Key Information."

        The following table presents revenue and EBIT for each of our four segments during the last three fiscal years.

	Year Ended December 31, (€ in millions)
	2007		2006		2005
	Revenue	EBIT[1]	Revenue	EBIT[1]	Revenue	EBIT[1]
Mercedes-Benz Cars	52,430	4,753	51,410	1,783	47,831	(787)
Daimler Trucks	28,466	2,121	31,789	1,851	29,922	1,564
Daimler Financial Services	8,711	630	8,106	807	7,794	513
Vans, Buses, Other	14,123	1,956	13,151	1,327	14,267	1,867
Reconciliation	(4,331)	(750)	(5,234)	(776)	(4,605)	(284)

Total	99,399	8,710	99,222	4,992	95,209	2,873

1
EBIT includes expenses from compounding of provisions (2007: €444 million; 2006: €418 million; 2005: €350 million).

        The segment discussions on pages 44 to 46 describe in more detail the specific market factors which affected segment EBIT.

        We computed the percentages in the following discussion using exact euro amounts and numbers. Some of those percentages may, therefore, not reflect the ratio between the rounded amounts presented below.

2007 Compared With 2006

Daimler Group

  Revenue

        Group revenue increased from €99.2 billion in 2006 to €99.4 billion in 2007. Currency effects negatively affected revenue in 2007. Following is a brief overview of year-to-year changes in revenue of our business segments.

        Mercedes-Benz Cars revenue increased 2% from €51.4 billion in 2006 to €52.4 billion in 2007, primarily as a result of higher unit sales.

        Daimler Trucks revenue decreased 10% from €31.8 billion in 2006 to €28.5 billion in 2007, following a decline in unit sales of 9%.

        Daimler Financial Services revenue increased 7% from €8.1 billion in 2006 to €8.7 billion in 2007, mainly due to the growth of the contract portfolio, in particular the higher number of operating lease contracts.

        Vans, Buses, Other revenue increased 7% from €13.2 billion in 2006 to €14.1 billion in 2007, primarily as a result of increased unit sales of Mercedes-Benz Vans and Daimler Buses. In addition, Mercedes-Benz Vans generated higher revenue from the production of a van for Volkswagen in 2007.

  Cost of sales

        In 2007, cost of sales were €75.4 billion compared to €78.8 billion in 2006, a 4% decrease. As a result of the increase in revenue and the decrease in cost of sales, our gross margin improved from 20.6% in 2006 to 24.1% in 2007. This improvement reflects cost reductions and productivity improvements achieved as part of our efficiency improvement programs and a reduction in depreciation expense due to longer useful lives of our property, plant and equipment. In addition, cost of sales in 2006 were negatively affected by expenses incurred in connection with the restructuring of the smart business (€0.7 billion) and the headcount reduction initiative at Mercedes-Benz Cars (€0.2 billion).

  Selling expenses

        Selling expenses were largely unchanged at €9.0 billion (2006: €8.9 billion). Selling expenses as a percentage of revenue were 9.0% in both years.

  General administrative expenses

        General administrative expenses amounted to €4.0 billion in 2007 compared to €4.1 billion in 2006. The decline was primarily the result of lower expenses related to headcount reductions in administrative functions (2007: expenses of €0.2 billion; 2006: expenses of €0.3 billion). General administrative expenses as a percentage of revenue were 4.0% in 2007 compared to 4.1% in 2006.

  Research and non-capitalized development costs

        Research and non-capitalized development costs were €3.2 billion in 2007 compared to €3.0 billion in 2006. This increase resulted primarily from higher expenses for development projects involving alternative drive systems and the further development of safety features. Research and non-capitalized development costs as a percentage of revenue were 3.2% in 2007 compared to 3.0% in 2006.

  Other operating income, net

        We recorded other operating income, net, of €27 million compared to €0.6 billion in 2006. In 2007, other operating income includes gains of €0.1 billion from the sale of real estate. Other operating income, net, in 2006 included a significant portion of the gain associated with the disposition of the Off-Highway business, gains from the sale of real estate and other fixed assets, and insurance proceeds, which together amounted to €0.7 billion. You can find further details about the composition of other operating income, net, in Note 5 to our Consolidated Financial Statements.

  Share of profit (loss) from companies accounted for using the equity method, net

        In 2007, our share of profit (loss) from companies accounted for using the equity method, net, was a net gain of €1.1 billion, compared to a net loss of €0.1 billion in 2006. This increase is primarily the result of gains related to the transfer of a portion of our equity interest in EADS, which amounted to €1.5 billion in 2007. Our proportionate share in the earnings of EADS was a gain of €13 million in 2007, compared to a loss of €0.2 billion in 2006. In addition, since August 4, 2007, we account for our 19.9% equity interest in Chrysler Holding LLC using the equity method with a three-month time lag. In 2007, our proportionate share in the loss of Chrysler Holding LLC was €0.4 billion, which included expenses of €0.3 billion relating to restructuring measures initiated at Chrysler and additional expenses at Chrysler resulting from a new agreement with the UAW, which we recognized without the standard three-month time lag.

  Other financial income (expense), net

        In 2007, we had other financial expense, net, of €0.2 billion compared to other financial income, net, of €0.1 billion in 2006. Other financial income (expense), net, in 2007 and 2006 included gains of €0.1 billion and €0.5 billion, respectively, resulting from the mark-to-market valuation of derivative transactions entered into with respect to EADS shares. Please refer to Note 6 to our Consolidated Financial Statements for additional information on the composition of other financial income (expense), net.

  Interest income (expense), net

        In 2007, we had interest income, net, of €0.5 billion, compared to net interest expense of €0.1 billion in 2006. The improvement is primarily due to higher interest income from liquid financial assets during 2007. In addition, improved results from the mark-to-market valuation of derivative financial instruments held by us that do not qualify for hedge accounting treatment also contributed to this increase.

  Profit before income taxes

        Profit before income taxes in 2007 amounted to €9.2 billion compared to €4.9 billion in 2006.

  Income tax expense

        Income tax expense was €4.3 billion in 2007 compared to €1.7 billion in 2006. We computed income tax expense in 2007 based on pre-tax income of €9.2 billion and in 2006 based on pre-tax income of €4.9 billion. The effective tax rate was 47.1% in 2007 and 35.4% in 2006. In general, the effective tax rate reflects the composition of our earnings.

        The higher effective tax rate in 2007 reflects a €2.2 billion impairment of deferred tax assets mostly held by Chrysler entities in prior years which have been allocated to the Daimler Group following the transfer of a majority interest in the Chrysler activities. We recognized an impairment of these deferred tax assets when we determined that the parameters for realizing future tax benefits associated with those tax assets had changed as a result of the transfer of the Chrysler activities. Largely tax-free gains related to the transfer of a portion of our equity interest in EADS and non-taxable income included in our net periodic pension costs partially mitigated this effect.

        The effective tax rate in 2006 was partially affected by largely tax-free income from derivative transactions to hedge price risks of EADS shares and non-taxable income included in our net periodic pension costs.

  Net profit from continuing operations

        Net profit from continuing operations in 2007 was €4.9 billion compared to €3.2 billion in 2006.

  Net profit (loss) from discontinued operations

        We had a net loss from discontinued operations of €0.9 billion in 2007 compared to a net profit from discontinued operations of €0.6 billion in 2006. Following the decision to transfer a majority interest in the Chrysler activities to Cerberus, we classified those activities as discontinued operations. For the period from January 1, 2007, to August 3, 2007, the date of the closing of the transaction, the Chrysler activities recorded a net loss of €0.1 billion compared to net profit of €0.6 billion for all of 2006. In 2007, net loss from discontinued operations also includes €0.8 billion of expense related to the deconsolidation of the Chrysler activities.

  Net profit

        Net profit in 2007 was €4.0 billion compared to €3.8 billion in 2006. Of these amounts, €4.0 billion was net profit attributable to the shareholders of Daimler AG (excluding minority interests) in 2007, while €3.7 billion was attributable in 2006. Basic and diluted earnings per share in 2007, for profit attributable to shareholders of Daimler AG, amounted to €3.83 and €3.80, respectively, compared to basic and diluted earnings per share of €3.66 and €3.64, respectively, in 2006.

  Group EBIT

        In 2007, Group EBIT was €8.7 billion, a 74% increase over 2006 (€5.0 billion). This increase is mainly attributable to larger EBIT contributions by Mercedes-Benz Cars, Daimler Trucks and Vans, Buses, Other.

        EBIT of our Mercedes-Benz Cars segment improved primarily as a result of cost reductions, productivity improvements, increased unit sales and significant restructuring charges in the prior year. Due to efficiency improvements and other factors, Daimler Trucks achieved higher EBIT despite a decrease in unit sales, particularly in the NAFTA region and Japan. Vans, Buses, Other recorded higher EBIT in 2007, primarily as a result of gains realized in connection with the transfer of a portion of our equity interest in EADS. EBIT of Daimler Financial Services was lower than in the prior year, primarily due to additional expenses recognized in 2007 which arose from the need to build up a separate financial services organization dedicated to Daimler in the NAFTA region following the separation from the financial services business of Chrysler.

        We improved utilization of our production facilities in connection with the implementation of efficiency improvement programs and we adjusted the depreciation of property, plant and equipment in 2007 to longer useful lives which had the effect of increasing Group EBIT by €0.9 billion. Of that amount, €0.6 billion is attributable to Mercedes-Benz Cars, €0.1 billion to Daimler Trucks and €0.1 billion to Vans, Buses, Other. For further information, please refer to Note 1 of our Consolidated Financial Statements. Less favorable currency hedging rates negatively impacted EBIT in 2007.

        The reconciliation from total segment EBIT to Group EBIT includes corporate expenses of €0.8 billion, which remained virtually unchanged from 2006, and eliminations of transactions within the Group (2007: income of €35 million; 2006: income of €71 million). Corporate expenses in both years mainly related to expenses arising from workforce reductions in the Group's administrative functions (New Management Model) and expenses incurred in connection with legal proceedings that were not attributable to the segments.

        The table on page 40 shows the business segment contributions to Group EBIT. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

Segment Discussions

  Mercedes-Benz Cars

        Revenue of our Mercedes-Benz Cars segment increased 2% from €51.4 billion in 2006 to €52.4 billion in 2007, while total unit sales went up 3% from 1,251,800 to 1,293,200.

        The increase in unit sales was driven by the C-Class (+18%), mainly as a result of the introduction of the new C-Class sedan and station wagon in 2007. Sales of the M-/R-/GL- and G-Class were 2% above the 2006 level, whereas S-Class sales declined slightly in 2007 compared to 2006. Sales of A-/B-Class vehicles and the E-Class decreased 6% and 5%, respectively. smart unit sales were slightly higher in 2007 due to a sales increase following the launch of the new smart fortwo in 2007. Sales in 2006 included unit sales of the smart forfour model which was discontinued in 2006.

        In Germany, 2007 revenue of Mercedes-Benz Cars was 1% higher than in 2006. With revenue of €13.5 billion, Germany continues to be the most important market for this segment, representing 26% of the segment's worldwide revenue. In the other Western European countries, revenue of Mercedes-Benz Cars decreased 3% from €15.9 billion in 2006 to €15.5 billion in 2007.

        In the United States, revenue declined 5% from €11.2 billion in 2006 to €10.6 billion in 2007, primarily as a result of currency translation effects. Revenue in Japan fell 16% to €1.9 billion in 2007, mainly due to currency translation effects, while revenue in Asia (excluding Japan) went up 22% compared to the previous year, reaching €4.7 billion due to higher unit sales and a more favorable model mix.

        In 2007, Mercedes-Benz Cars recorded EBIT of €4.8 billion, compared to EBIT of €1.8 billion in 2006. This increase reflects cost reductions and productivity improvements achieved as part of the CORE efficiency improvement program, a reduction in depreciation expense of €0.6 billion due to longer useful lives of our property, plant and equipment and the absence of the charges taken in 2006 described below. Higher unit sales, primarily of the C-Class, also positively affected EBIT. Currency effects, including less favorable currency hedging rates, and financial support for troubled suppliers negatively affected EBIT in 2007.

        EBIT in 2006 was negatively affected by restructuring charges resulting from the discontinuation of the production of the smart forfour (€0.9 billion) and charges related to the headcount reduction under the CORE program (€0.3 billion). In addition, EBIT in 2006 also includes expenses of €0.2 billion resulting from the immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006.

  Daimler Trucks

        Revenue of our Daimler Trucks segment went down 10% from €31.8 billion in 2006 to €28.5 billion in 2007 following a 9% decline of our worldwide unit sales from 516,100 units in 2006 to 467,700 units in 2007. The decrease in segment revenue and unit sales was mainly the result of lower demand for trucks in the United States, Canada and Japan, partially offset by higher unit sales in Latin America, Indonesia, and some Eastern European countries.

        In the NAFTA region, Daimler Trucks revenue was €7.6 billion, a decrease of 37% compared to 2006. Total unit sales declined by 39% to 114,000 units. The decline in unit sales and revenue reflects a drop in demand after customers brought forward purchases into 2006 in anticipation of the new diesel emission standard EPA 07 combined with a general decline in demand for heavy- and medium-duty trucks in the United States due to weaker market conditions. With respect to revenue, the decline in unit sales was partially offset by price increases resulting from higher priced engines required to meet current emissions standards. Unit sales in the United States represent 20% of our total 2007 Daimler Trucks vehicle sales.

        In Germany, revenue increased 3% from €5.5 billion in 2006 to €5.6 billion in 2007, while unit sales rose 6% to 41,000 vehicles. Revenue in 2006 included €0.6 billion derived from the sale of reassembled Sprinter vans to the van operating unit. Revenue (€4.1 billion) and unit sales (46,700) in Western Europe (excluding Germany) were virtually unchanged from 2006 levels. Unit sales in Germany represented 9%, and the remaining Western European market 10%, of our total 2007 Daimler Trucks vehicle sales.

        Our unit sales in Asia (including Australia) increased from 151,800 units in 2006 to 153,200 units in 2007 while revenue in that region decreased from €5.7 billion in 2006 to €5.4 billion in 2007. Increased unit sales in several regional markets were partially offset by a unit sale decline in Japan. The disproportionate development in overall revenue and unit sales was primarily the result of a shift in model mix and a shift in demand in the region towards those countries with lower retail price levels. Unit sales in Japan, which consisted primarily of sales by MFTBC, declined 24% from 71,100 units in 2006 to 54,000 units in 2007, while revenue decreased 20% from €4.0 billion to €3.2 billion. The decline in revenue and unit sales in Japan was primarily the result of an unusually high sales level in 2006, mainly caused by vehicle replacement purchases required to meet stricter emission regulations. Unit sales in Asia represented 33% of our total 2007 Daimler Trucks vehicle sales.

        In Latin America, sales increased 33% from 39,700 units in 2006 to 53,000 units in 2007. Revenue in that region increased 40% to €2.4 billion in 2007. The increase in unit sales and revenue resulted from strong demand, particularly in Brazil, and a more favorable model mix.

        In 2007, EBIT of our Daimler Trucks segment increased 15% from €1.9 billion in 2006 to €2.1 billion in 2007, despite an overall decline in unit sales. EBIT was positively affected by cost reductions and other efficiency improvements achieved in the context of our efficiency and optimization program (the Global Excellence Program) and a reduction in depreciation expense of €0.1 billion due to longer useful lives of our property, plant and equipment. In 2007, EBIT was also positively affected by a gain of €0.1 billion from the disposal of real estate in Japan by our subsidiary MFTBC, and a curtailment gain arising from changes to existing pension plans at MFTBC of €0.1 billion. EBIT in 2007 was negatively affected by lower truck sales in the United States, Canada and Japan, which were only partially offset by a more favorable model mix, primarily relating to sales of Mercedes-Benz brand vehicles, and higher unit sales of trucks, primarily in Latin America.

        In 2006, EBIT was negatively affected by an increase in future healthcare benefits and a corresponding increase of the provision for post-employment benefit obligations (€0.2 billion) at one of our U.S. subsidiaries, and the immediate recognition of provisions for the incremental benefit payments under early retirement agreements in Germany concluded in 2006 (€0.1 billion).

  Daimler Financial Services

        As a result of the treatment of the Chrysler activities as discontinued operations, the following discussion is limited to our continued financial services business which does not include any amounts relating to the Chrysler financial services business in NAFTA.

        Revenue of our Daimler Financial Services segment increased from €8.1 billion in 2006 to €8.7 billion in 2007, a 7% improvement. This increase was primarily due to the growth of the contract portfolio, in particular the higher number of operating lease contracts. For operating lease contracts, we record higher revenue and cost of sales compared to financing and finance lease contracts.

        Activities of our Daimler Financial Services segment in the NAFTA region contributed €3.5 billion, or 41%, of total segment revenue in 2007, which is above last year's level of 40%. Revenue generated in Germany was €2.5 billion, or 29%, of total revenue in 2007 compared to €2.3 billion, or 29%, of total revenue in 2006. Revenue derived from financial services activities in Western Europe (excluding Germany) amounted to €1.8 billion, or 21%, of total revenue compared to €1.8 billion, or 22%, in 2006.

        In 2007, the Daimler Financial Services segment originated new leasing and finance contracts with a total value of €27.6 billion compared to €27.8 billion in 2006. Substantially all of this 1% decrease in 2007 is due to currency translation effects. At December 31, 2007, our Daimler Financial Services segment managed a portfolio of leasing and finance contracts of €59.1 billion, a 4% increase over the comparable portfolio of €57.0 billion managed at December 31, 2006. Excluding currency translation effects, the continuing portfolio amount in 2007 was 9% larger than in the prior year.

        EBIT of Daimler Financial Services amounted to €0.6 billion in 2007, compared to €0.8 billion in 2006. This decrease was primarily due to additional expenses recognized in 2007 which arose from the need to build up a separate financial services organization dedicated to Daimler in the NAFTA region following the separation from financial services business of Chrysler.

        Compared to the historic low level in 2006, the increased credit risk resulting from the economic slow down in the United States also had a negative impact on the operating results of this segment.

  Vans, Buses, Other

        Revenue we report in Vans, Buses, Other originates primarily from Mercedes-Benz Vans and Daimler Buses. Revenue in 2007 was €14.1 billion compared to €13.2 billion in 2006. In February 2006, we sold our Off-Highway business which contributed €0.4 billion to 2006 revenue.

        Revenue and unit sales of Mercedes-Benz Vans both increased 13% in 2007. Revenue went up from €8.3 billion to €9.3 billion and worldwide unit sales increased from 256,900 units to 289,100 units. Revenue in 2007 and 2006 includes revenue of €0.9 billion and €0.4 billion, respectively, from the production of a van for Volkswagen, the sales of which are not included in the unit sales of Mercedes-Benz Vans.

        Daimler Buses recorded an 8% improvement in revenue from €4.0 billion in 2006 to €4.3 billion in 2007 and the same percentage increase in worldwide unit sales from 36,200 units in 2006 to 39,000 units in 2007.

        EBIT of Vans, Buses, Other increased from €1.3 billion in 2006 to €2.0 billion in 2007. EBIT in 2007 was positively affected by gains related to the transfer of a portion of our equity interest in EADS (€1.6 billion in 2007 compared to €0.5 billion in 2006). For additional information on the transfer of the portion of our equity interest in EADS, please refer to Note 12 to our Consolidated Financial Statements. EBIT in 2007 also included gains resulting from the disposal of real estate (€0.1 billion compared to €0.3 billion in 2006).

        In 2007, EBIT of Mercedes-Benz Vans and Daimler Buses was positively affected by higher unit sales and a reduction in depreciation expense due to longer useful lives of property, plant and equipment.

        Our proportionate share in EADS's operating results increased from a loss of €0.2 billion in 2006 to a profit of €13 million in 2007. Our share in EADS's profit (loss) reflects a reduced financial interest in 2007 compared to 2006. Our share in EADS's profit in 2007 includes our share in expenses resulting from the delays in delivering the Airbus A400M and expenses which arose at EADS in connection with its Power8 restructuring program. Our share in EADS's 2006 loss included expenses relating to delays with the Airbus A380 and the decision to develop the Airbus A350 XWB.

        Since August 4, 2007, we include our 19.9% equity interest in Chrysler Holding LLC in Vans, Buses, Other using the equity method of accounting with a three-month time lag. In 2007, our proportionate share in the results of Chrysler Holding LLC was a loss of €0.4 billion, which included expenses of €0.3 billion relating to additional restructuring measures initiated at Chrysler and additional expenses at Chrysler resulting from a new agreement with the UAW, which we recognized without the standard three-month time lag.

        In 2006, the sale of our Off-Highway business positively affected EBIT by €0.3 billion (including a gain on the sale of €0.2 billion).

2006 Compared With 2005

Daimler Group

  Revenue

        Group revenue increased 4% from €95.2 billion in 2005 to €99.2 billion in 2006 and was slightly negatively affected by currency effects. Following is a brief overview of year-to-year changes in revenue of our primary business segments.

        Mercedes-Benz Cars revenue increased 8% from €47.8 billion in 2005 to €51.4 billion in 2006. This increase was the result of higher unit sales of Mercedes-Benz vehicles and a favorable shift in model mix towards higher priced vehicles.

        Daimler Trucks revenue increased from €29.9 billion in 2005 to €31.8 billion in 2006, a 6% improvement. This improvement is largely due to higher unit sales, improved product positioning and a more favorable model mix.

        Daimler Financial Services revenue increased 4% from €7.8 billion in 2005 to €8.1 billion in 2006, mainly reflecting the fact that operating lease contracts comprised a larger percentage of our total lease portfolio from continuing operations.

        Vans, Buses, Other revenue decreased from €14.3 billion in 2005 to €13.2 billion in 2006 reflecting primarily the disposition of our Off-Highway business.

  Cost of sales

        In 2006, cost of sales were €78.8 billion compared to €76.7 billion in 2005, a 3% increase. Our gross margin increased from 19.5% in 2005 to 20.6% in 2006. In both years, cost of sales include expenses incurred in connection with the restructuring of the smart business (2006: €0.7 billion; 2005: €0.8 billion) and the headcount reduction initiative at the Mercedes-Benz Cars segment (2006: €0.2 billion; 2005: €0.5 billion).

  Selling expenses

        Selling expenses declined 1% to €8.9 billion compared to €9.0 billion in 2005. Among other factors, this was the result of the disposition of our Off-Highway business in February 2006. In both years, selling expenses include expenses incurred in connection with the restructuring of the smart business (2006: €0.2 billion; 2005: €0.1 billion). The headcount reductions at Mercedes-Benz Cars had only a small impact on selling expenses in 2006, compared with a charge of €0.1 billion in 2005. Selling expenses as a percentage of revenue were 9.0% compared to 9.5% in 2005.

  General administrative expenses

        General administrative expenses increased 5.8% to €4.1 billion in 2006 from €3.9 billion in 2005. General administrative expenses as a percentage of revenue were 4.1% in both 2006 and 2005. General administrative expenses in 2006, however, include expenses related to the headcount reductions in administrative functions implemented as part of the new management model (€0.3 billion).

  Research and non-capitalized development costs

        Research and non-capitalized development costs amounted to €3.0 billion in 2006 compared to €3.3 billion in 2005. The decrease was primarily due to lower research and non-capitalized development costs associated with the smart brand and the disposal of the Off-Highway business. Research and non-capitalized development costs as a percentage of revenue were 3.0% in 2006 compared to 3.5% in 2005.

  Other operating income (expense), net

        In 2006, we recorded other operating income, net, of €0.6 billion, compared to other operating expense, net, of €0.2 billion in 2005. In 2006 other operating income includes a significant portion of the gain associated with the disposition of the Off-Highway business, the sale of real estate as well as other fixed assets, and insurance proceeds, which together amounted to €0.7 billion. In 2005, other operating expense includes charges of €0.2 billion in connection with the restructuring of the smart business. You can find further details on the composition of other operating income (expense), net, in Note 5 to our Consolidated Financial Statements.

  Share of profit (loss) from companies accounted for using the equity method, net

        In 2006, we recorded a net loss of €0.1 billion, compared to a net gain of €0.4 billion in 2005. This decrease in earnings contributions is primarily the result of a decrease in earnings at EADS in 2006. Our proportionate share in the income (loss) of EADS in 2006 was a loss of €0.2 billion compared to a gain of €0.5 billion in 2005. In 2006, EADS's results were negatively affected by costs and charges associated with delays in the delivery of the Airbus A380 and currency hedging rates that were less favorable compared to 2005. Charges and expenses which arose at EADS in the fourth quarter of 2006 in connection with problems with the Airbus A380 program and resulting delivery delays and the decision to launch the industrial program for the new A350 XWB aircraft family also negatively affected our proportionate share in EADS's results. Among other factors, our proportionate share in the improved results of our equity investee Toll Collect had a positive effect on our share in the profit (loss) from companies accounted for using the equity method.

  Other financial income (expense), net

        In 2006, we had other financial income, net, of €0.1 billion compared to €0.3 billion in 2005. The mark-to-market valuation of derivative transactions entered into with respect to EADS shares resulted in an unrealized gain of €0.5 billion in 2006, while 2005 was negatively impacted by an unrealized loss of €0.2 billion which was partially offset by gains from the sale of other securities. Please refer to Note 6 to our Consolidated Financial Statements for additional information on the derivative transactions relating to EADS. In 2005, other financial income includes a gain of €0.7 billion realized on the sale of our remaining ownership interest in MMC and gains from the sale of other securities.

  Interest income (expense), net

        In 2006, net interest expense was €0.1 billion compared to €0.4 billion in 2005. The decline is primarily due to reduced unrealized losses resulting from the mark-to-market valuation of derivative financial instruments held by us that do not qualify for hedge accounting treatment.

  Profit before income taxes

        Profit before income taxes in 2006 and 2005 amounted to €4.9 billion and €2.4 billion, respectively.

  Income tax expense

        Income tax expense was €1.7 billion in 2006 and €0.2 billion in 2005. We computed income tax expense in 2006 based on pre-tax income of €4.9 billion and in 2005 based on pre-tax income of €2.4 billion. The effective tax rate was 35.4% in 2006 and 7.1% in 2005. In general, the effective tax rate reflects the composition of our earnings.

        The difference in the tax rates between 2006 and 2005 was caused by larger taxable income in 2006, which was only partially offset by largely tax-free income from derivative transactions to hedge price risks of EADS shares and non-taxable income included in our net periodic pension costs.

        In 2005, the relatively low effective tax rate resulted mainly from the tax-free sale of our investment in MMC and other securities; tax-free income included in our net periodic pension costs; largely tax-free income from our equity investee EADS; and largely tax-free income from the settlement of past quality issues at MFTBC.

  Net profit from continuing operations

        Net profit from continuing operations in 2006 was €3.2 billion compared to €2.3 billion in 2005.

  Net profit (loss) from discontinued operations

        The Chrysler activities, which we classified as discontinued operations following the decision to transfer a majority interest in those businesses to Cerberus, recorded net profit from discontinued operations of €0.6 billion in 2006 compared to €2.0 billion in 2005.

  Net profit

        Net profit was €3.8 billion in 2006 compared to €4.2 billion in 2005. Of these amounts, €3.7 billion was net profit attributable to the shareholders of Daimler AG (excluding minority interests) in 2006, while €4.1 billion was attributable in 2005. Basic and diluted earnings per share in 2006, for profit attributable to shareholders of Daimler AG, amounted to €3.66 and €3.64, respectively, compared to basic and diluted earnings per share of €4.09 and €4.08, respectively, in 2005.

  Group EBIT

        In 2006, Group EBIT amounted to €5.0 billion compared to €2.9 billion in 2005. A substantial increase in earnings at Mercedes-Benz Cars and earnings increases at the Daimler Trucks and Daimler Financial Services segments more than offset a decrease in EBIT at Vans, Buses, Other.

        The reconciliation from total EBIT of our segments to Group EBIT includes corporate expenses (2006: €0.8 billion; 2005: €0.3 billion) and eliminations of transactions within the Group (2006: income of €71 million; 2005: income of €7 million). The increase in corporate expenses from 2005 to 2006 is mainly the result of expenses related to workforce reductions in the Group's administrative functions in 2006. In addition, corporate expenses in both years include expenses incurred in connection with legal proceedings that are not attributable to the segments.

        The table on page 40 shows the business segment contributions to Group EBIT. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

Segment Discussions

  Mercedes-Benz Cars

        Revenue of our Mercedes-Benz Cars segment went up 7% from €47.8 billion in 2005 to €51.4 billion in 2006, while total unit sales increased 3% from 1,216,800 to 1,251,800. The disproportionate development of revenue and unit sales is primarily the result of a favorable shift in model mix towards higher priced vehicles.

        Unit sales of Mercedes-Benz passenger cars increased 5% from 1,092,500 in 2005 to 1,149,100 in 2006, whereas sales of smart vehicles declined 17% to 102,700 units compared to 124,300 units in 2005.

        The increase in unit sales of Mercedes-Benz Cars was mainly driven by the S-Class (+51%) and the M-/R-/GL-Class (+91%). These significant increases in unit sales reflect the introduction of new models during 2005 and in 2006. Sales of A/B-Class vehicles increased 12%, while C-Class sales declined 17% as the sedan and station wagon models approached the end of their life cycles. E-Class sales decreased by 8%, primarily due to the fact that the new generation did not become available until mid-2006.

        The 17% decline in smart unit sales was mainly due to the discontinuation of the slow selling smart forfour in 2006. Reduced production of smart fortwo models due to the changeover to successor models, as well as the approach of the end-of-lifecycle for these models, also contributed to this decline.

        In Germany, revenue of Mercedes-Benz Cars was 5% higher than in 2005. Germany continues to be the most important market for our segment Mercedes-Benz Cars with revenue of €13.3 billion which represented 26% of the segment's worldwide revenue. In the other Western European countries, Mercedes-Benz Cars revenue increased 11% from €14.3 billion in 2005 to €15.9 billion in 2006.

        In the United States, revenue amounted to €11.2 billion in 2006, a slight increase of 2%. At €2.2 billion, revenue in Japan remained on the same level as in 2005. In Asia (excluding Japan), revenue went up 17% compared to the previous year, reaching €3.9 billion.

        Mercedes-Benz Cars achieved EBIT of €1.8 billion in 2006, compared with an operating loss of €0.8 billion in the prior year.

        The substantial improvement in the operating results of the Mercedes-Benz Cars segment is due in particular to efficiency improvements achieved as a result of the CORE program, higher overall unit sales of Mercedes-Benz passenger cars, and an improved model mix due to the launch of the new S-Class, the new M-Class and the GL-Class models. The increase of EBIT in 2006 was partially offset by adverse currency effects resulting from less favorable hedging rates than in the prior year. Our 2005 results included income of €0.1 billion from the release of a provision following a favorable verdict in a case involving EU competition rules.

        Restructuring charges for the smart business and the headcount reduction under the CORE program significantly affected the results of both years. In 2006, Mercedes-Benz Cars incurred expenses of €0.9 billion in connection with the discontinuation of the production of the smart forfour, while the realignment of the smart business model in 2005 resulted in charges of €1.1 billion. Charges relating to staff reductions at Mercedes-Benz Passenger Cars in the context of the CORE program were € 0.3 billion in 2006 compared to €0.6 billion in 2005. In addition, the immediate recognition of provisions for incremental benefit payments due under early retirement agreements concluded in 2006 resulted in expenses of €0.2 billion in 2006.

  Daimler Trucks

        Our Daimler Trucks segment increased revenue from €29.9 billion in 2005 to €31.8 billion in 2006, a 6% improvement. This increase was the result of continued strong demand in our core markets NAFTA, Western Europe and Japan. Worldwide unit sales of our Daimler Trucks segment increased 1% from 509,300 units in 2005 to 516,100 units in 2006. The higher unit sales in 2006 were in part due to accelerated purchases made in advance of changes in emission control regulations in the United States and Canada and vehicle replacement purchases mandated by applicable emission regulations in Japan.

        In Germany, the most important market for our Mercedes-Benz trucks, revenue increased 10% from €5.0 billion in 2005 to €5.5 billion in 2006, while unit sales increased by 5% to 38,800 vehicles. In the rest of Western Europe (excluding Germany), revenue increased 25% to € 4.1 billion in 2006 as overall unit sales increased 3% to 46,800 units, primarily due to higher sales of Mercedes-Benz trucks. The disproportionate development in unit sales and revenue in Germany and Western Europe (excluding Germany) reflects an increase in sales of trucks equipped with higher priced engines that meet the European Emission Standards EURO 4 and EURO 5. Unit sales in Germany represented 8%, and the remaining Western European market 9% of our total 2006 Daimler Trucks vehicle sales.

        In the NAFTA region, Daimler Trucks revenue was €12 billion, an increase of 4% compared to 2005. Total unit sales climbed 3% to 187,800 units. The increase in unit sales was mainly achieved in the Class 8 category. Unit sales in the United States represent 32% of our total 2006 Daimler Trucks vehicle sales.

        Our sales in Asia (including Australia) declined from 164,600 units in 2005 to 151,800 units in 2006 and revenue in that region decreased from €6.2 billion in 2005 to €5.7 billion in 2006. This decline was to a large degree the result of a discontinuation of gasoline subsidies and significant increases in interest rates in Indonesia. Unit sales in Japan, which in 2006 consist primarily of sales by MFTBC, reached 71,100 units compared to 59,200 units in 2005, a significant increase of 20%, which reflects an unusually high sales level in 2006 caused by vehicle replacement purchases mandated by applicable emission regulations and renewed customer confidence in MFTBC's products after the resolution of past quality issues. Revenue in Japan increased 2%. The disproportionate development of unit sales and revenue in Japan was the result of currency translation effects reflecting the depreciation of the Japanese yen against the euro and a shift in model mix towards lower priced vehicles. Unit sales in Asia represent 29% of our total 2006 Daimler Trucks vehicle sales.

        In Latin America, sales increased 1% from 39,200 units in 2005 to 39,700 units in 2006. Revenue increased by 23% to €1.7 billion in 2006, primarily reflecting the appreciation of the Brazilian real against the euro.

        In 2006, our Daimler Trucks segment achieved EBIT of € 1.9 billion, an 18% increase over the prior year (2005: €1.6 billion). The increase in EBIT was primarily the result of efficiency improvements realized in the context of global efficiency and optimization program (the Global Excellence Program) as well as an improved product positioning and model mix. In addition, higher unit sales (+6,800 vehicles), which were in part the result of accelerated purchases brought forward in advance of stricter emission limits becoming effective in the United States and Canada and replacement purchases mandated by applicable emission regulations in Japan contributed to the increase in EBIT.

        The 2006 EBIT of Daimler Trucks was burdened by an increase in future healthcare benefits and a corresponding increase of the provision for post-employment benefit obligations (€0.2 billion) and by the immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 (€0.1 billion). In addition, the positive effects in 2006 were partially offset by higher expenses for new vehicle projects and to meet future emission regulations. EBIT in 2005 included income of €0.3 billion from the settlement reached with Mitsubishi Motors Corporation relating to charges for quality actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation. In addition, we recognized an impairment charge of €0.1 billion in 2005 relating to the sale of the fire truck and rescue vehicle business of our U.S. subsidiary American LaFrance.

  Daimler Financial Services

        As a result of the treatment of the Chrysler activities as discontinued operations, the following discussion is limited to our continued financial services business and does not include any amounts relating to the financial services business of Chrysler.

        Revenue of the continuing activities of our Daimler Financial Services segment increased from €7.8 billion in 2005 to €8.1 billion in 2006, a 4% improvement. This increase was primarily due to the fact that operating lease contracts comprised a larger percentage of the total portfolio. For operating lease contracts we record higher revenue and cost of sales compared to financing and finance lease contracts.

        Activities of our Daimler Financial Services segment in the NAFTA region contributed €3.2 billion or 40% of total segment revenue in 2006, which is slightly above last year's level of 38%. Revenue generated in Germany was €2.3 billion or 29% of total revenue in 2006 compared to €2.3 billion or 30% of total revenue in 2005. Revenue derived from financial services activities in Western Europe (excluding Germany) amounted to €1.8 billion or 22% of total revenue compared to €1.8 billion or 23% in 2005.

        In 2006, the Daimler Financial Services segment originated new leasing and finance contracts with a total value of €27.8 billion compared to €24.3 billion in 2005. Substantially all of this 14% increase in 2006 is due to the increased customer demand for operating leases. At December 31, 2006, our Daimler Financial Services segment managed a portfolio of leasing and finance contracts of €57.0 billion, a 3% increase compared to the portfolio of €55.3 billion managed at December 31, 2005. Excluding foreign currency translation effects, the portfolio volume in 2006 was 9% above last year's level.

        EBIT of our continuing Daimler Financial Services segment went up significantly from €0.5 billion in 2005 to €0.8 billion in 2006. The improvement is mainly due to higher business volume and ongoing efficiency improvements. These factors more than offset increased costs related to residual value risks and higher expenses resulting from higher interest rates.

        Improved operating results at Toll Collect also contributed to the positive EBIT development of this segment.

  Vans, Buses, Other

        Revenue reported in Vans, Buses, Other originated primarily from Mercedes-Benz Vans and Daimler Buses and our Off-Highway business, which we disposed of in February 2006. Revenue in 2006 was €13.2 billion compared to €14.3 billion in 2005. The revenue contributions associated with our Off-Highway business amounted to €0.4 billion in 2006 compared to €2.0 billion in 2005.

        Although worldwide unit sales of Mercedes-Benz Vans decreased 4% from 267,200 units in 2005 to 256,900 units in 2006, the vans unit increased revenue from €7.8 billion in 2005 to €8.3 billion in 2006, a 6% improvement. The decrease in unit sales was primarily caused by the model changeover to the new Sprinter van in 2006. The disproportionate development of revenue and unit sales was largely due to the fact that the vans unit generated revenue from the production of a van for Volkswagen. These vans are not included in the unit sales of Mercedes-Benz Vans.

        Daimler Buses increased revenue from €3.9 billion in 2005 to €4.0 billion in 2006, a 5% improvement, while worldwide unit sales of 36,200 units were on the previous year's level.

        In 2006, Vans, Buses, Other recorded EBIT of €1.3 billion compared to €1.9 billion in 2005.

        The vans and buses business units both achieved positive results. EBIT of Mercedes-Benz Vans, however, was negatively affected by reduced unit sales resulting from the model changeover to, and costs related to the launch of, the new Sprinter van. Daimler Buses was able to increase its EBIT as a result of improved product positioning in Latin America and efficiency improvements achieved through ongoing efficiency programs.

        Our proportionate share in the results of EADS in 2006 was a loss of €0.2 billion compared to a gain of €0.5 billion in 2005. In 2006, EADS's results were negatively affected by costs and charges associated with delays in the delivery of the Airbus A380 and currency hedging rates that were less favorable compared to 2005. Charges and expenses which arose at EADS in the fourth quarter of 2006 in connection with problems with the Airbus A380 program and resulting delivery delays and the decision to launch the industrial program for the new A350 XWB aircraft family also negatively affected our proportionate share in EADS's results. The mark-to-market valuation of derivative transactions entered into with respect to EADS shares resulted in an unrealized gain of €0.5 billion in 2006, while 2005 was negatively impacted by an unrealized loss of €0.2 billion which was partially offset by gains from the sale of other securities.

        In 2006, EBIT includes a gain of €0.3 billion from the sale of real estate no longer required for operating purposes. In addition, the consummation of the sales transaction involving our Off-Highway business positively affected 2006 EBIT by €0.3 billion (including 2006 earnings attributable to the period prior to the sale), whereas in 2005 EBIT included a positive contribution from the operating results of the Off-Highway business of €0.1 billion. EBIT of 2005 was additionally positively impacted by a gain of €0.7 billion realized on the sale of our remaining ownership interest in MMC.

LIQUIDITY AND CAPITAL RESOURCES

        As in 2006 and 2005, our sources of cash in 2007 were operations, external borrowings, and sales of finance receivables in securitization transactions. In addition, we had a significant cash inflow in connection with the transfer of a majority interest in the Chrysler activities to Cerberus (net cash inflow €22.6 billion). For further information, please refer to the discussion below under the heading "Analysis of Cash Flow Statement" and to Note 2 to our Consolidated Financial Statements.

        In general, we used the funds raised primarily to finance our lease and sales financing business and the working capital and capital expenditure requirements of our industrial businesses. We typically finance our lease and sales financing activities with a high proportion of debt and through the sale of finance receivables from our financial services business through securitization transactions. We used the additional cash inflow received in connection with the transfer of a majority interest in the Chrysler activities primarily to repay indebtedness and to refinance our cash needs.

        We believe the funds available from operations, external borrowings, and securitization transactions and other sources will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and are appropriate to address short-term changes in business conditions. Our capital needs depend primarily on the size and the timing of our capital expenditures and investments as set forth in our business plans.

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

        The following table shows our liquid financial assets as of the end of each of the last three years:

	December 31,
	2007	2006	2005
	(€ in billions)
Cash and cash equivalents with an original maturity of three months or less	15.6	8.4	8.1
Securities and other liquid assets	1.5	6.0	4.9

Liquidity	17.1	14.4	13.0

        We hold our liquidity primarily in euros and U.S. dollars. As of December 31, 2007, U.S. dollar denominated liquid assets represented 60% and euro denominated liquid assets represented 32% of total liquid financial assets. Liquid financial assets as a whole were 12.6% of total assets compared to 6.6% at the end of 2006.

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

Analysis of Cash Flow Statement

Year ended December 31,
	2007		2006		2005
(€ in billions)
Net cash provided by operating activities thereof from discontinued operations	13.088 3.064		14.337 6.083		11.032 6.388
Net cash provided by (used for) investing activities thereof from discontinued operations	20.537 (2.875)		(15.857 (7.245	) )	(10.237 (5.036	) )
Net cash provided by (used for) financing activities thereof from discontinued operations	(25.204 (2.655	) )	2.396 (1.488)		(1.284 (1.382	) )

        Our cash flow statement includes the Chrysler activities from January 1 through August 3, 2007 and for all prior periods presented. Accordingly, the discussion below also reflects cash flow effects arising from the Chrysler Group business and the related Chrysler financial services business in the NAFTA region during those periods.

  2007 compared to 2006

        Cash provided by operating activities in 2007 was €13.1 billion, €1.2 billion below the 2006 level of €14.3 billion. The following factors contributed to this decrease:

  •
  an increase of inventories by €1.8 billion compared to a decrease in 2006 of €0.1 billion; and

  •
  a €0.6 billion increase in interest payments, primarily caused by fees paid for the early redemption of long-term debt, which was only partially offset by €0.3 billion of additional interest received as a result of higher liquidity, and

  •
  a smaller contribution of cash from the operations of the Chrysler business which is partially due to the fact that cash provided by operating activities in 2007 reflects this business only through August 3, 2007 while in 2006 the full year activities of Chrysler were included.

        The negative factors described above were partially offset by:

  •
  lower contributions to our pension and other postretirement benefit funds (€0.7 billion in 2007 compared to €1.2 billion in 2006);

  •
  severance payments related to the headcount reductions at Mercedes — Benz Cars were €0.2 billion in 2007 compared to €0.8 billion in 2006;

  •
  cash outflows in connection with the realignment of the smart business model and the discontinuation of the smart forfour were €0.1 billion in 2007 compared to €0.8 billion in 2006;

  •
  lower income taxes paid in 2007 (€1.0 billion) compared to 2006 (€1.5 billion);

  •
  a decrease of trade receivables in 2007 (€0.2 billion) compared to an increase in 2006 (€0.1 billion); and

  •
  a somewhat smaller period-to-period increase of inventory-related receivables from financial services in 2007 compared to 2006;

        Overall, cash provided by operating activities in 2007 included €3.1 billion (2006: €6.1 billion) attributable to the Chrysler activities.

        Cash provided by investing activities was €20.5 billion in 2007 compared to cash used for investing activities of €15.9 billion in 2006. This change is mostly due to the following factors:

  •
  net cash inflows in 2007 of €22.6 billion attributable to the transfer of the Chrysler activities. In addition to the payment received from the investment by Cerberus in Chrysler Holding LLC (€0.9 billion), cash inflows in 2007 include proceeds from the repayment of inter-company receivables related to the refinancing of the Chrysler activities (€24.7 billion), which were partially offset by the reduction in cash and cash equivalents due to the deconsolidation of such activities (€3.0 billion);

  •
  a net cash inflow from the acquisition and sale of securities in the year 2007 of €4.6 billion compared to a net cash outflow in 2006 of €1.4 billion.;

  •
  higher proceeds from the disposal of other businesses compared to 2006. Proceeds in 2007 primarily included €3.6 billion from the transfer of EADS shares while proceeds in 2006 were mainly comprised of €0.9 billion from the sale of our Off-Highway activities;

  •
  a decrease in spending for equipment on operating leases (net of proceeds from disposals) and property, plant and equipment (€11.2 billion in 2007 compared to €16.7 billion in 2006), primarily due to the fact that investing activities of the Chrysler businesses in 2007 are only included through August 3, 2007; and

  •
  proceeds from the sale of properties by Mitsubishi Fuso Truck and Bus Company in 2007 (€1.0 billion).

        Cash provided by investing activities included €2.9 billion attributable to discontinued operations compared to €7.2 billion in 2006.

        Cash used for financing activities was €25.2 billion in 2007, compared to cash provided by financing activities of €2.4 billion in 2006. This development was primarily due to increased repayments of financing liabilities and decreased borrowings. The changes were mostly the result of the payments received in the context of the transfer of the Chrysler activities and lower funding requirements from our investing activities. In addition, cash outflows in connection with the share buy back program (€3.5 billion) were only partially offset by cash inflows from capital increases as a consequence of the exercise of stock options (€1.6 billion).

        Cash used for financing activities included €2.7 billion of cash provided by financing activities attributable to discontinued operations compared to €1.5 billion in 2006.

        Cash and cash equivalents with an original maturity of three months or less increased by €7.2 billion compared to 2006, primarily as a result of cash inflows in 2007 in connection with the transfer of a majority interest in the Chrysler activities, partially offset by negative currency translation effects. Total liquidity, which also includes long-term investments and securities, increased from €14.4 billion in 2006 to €17.1 billion in 2007.

        At December 31, 2007, our financing liabilities were €55.0 billion, of which €23.1 billion are due within one year. This compares to financing liabilities of €99.5 billion at December 31, 2006, of which €46.0 billion were due within one year. The decrease in financing liabilities in 2007 is primarily due to the transfer of the majority interest in the Chrysler activities, reflecting both the deconsolidation of Chrysler and the net repayment of financing liabilities with cash inflows received in connection with the closing of the transaction. Currency translation effects, primarily as a result of the depreciation of the U.S. dollar against the euro, also contributed to the decrease in financing liabilities. The extent to which we are able to use external financing in the future as a means of growing our industrial and financial services businesses will depend in large part on our credit ratings, which we discuss in more detail below.

  2006 compared to 2005

        Cash provided by operating activities in 2006 was €14.3 billion, €3.3 billion above the prior year's level of €11.0 billion. The following factors contributed to this increase:

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

  •
  a decrease of inventories in 2006 (€0.1 billion) compared to an increase in 2005 (€1.4 billion);

  •
  an increase in inventory-related receivables from financial services in 2006 of €0.3 billion compared to an increase in 2005 of €2.4 billion, primarily reflecting a smaller period-to-period increase in floor-plan financings for vehicles sold to dealers; and

  •
  lower contributions to our pension funds in 2006 (€1.2 billion) than in 2005 (€1.7 billion).

        The positive factors described above were partially offset by:

  •
  an increase in severance payments related to headcount reductions at Mercedes-Benz Cars in 2006 (€0.8 billion) compared to 2005 (€0.1 billion);

  •
  cash outflows in connection with the realignment of the smart business model and the discontinuation of the smart forfour which were €0.8 billion in 2006 compared to cash outflows in connection with the realignment of the smart business of €0.5 billion in 2005;

  •
  higher income taxes paid in 2006 (€1.5 billion) compared to 2005 (€0.7 billion); and

  •
  a smaller period-to-period increase of trade liabilities in 2006 compared to 2005.

        Cash provided by operating activities in 2006 included €6.1 billion attributable to discontinued operations (2005: €6.4 billion).

        Cash used for investing activities increased by €5.6 billion to €15.9 billion in 2006. The following factors contributed to this increase:

  •
  spending (net of proceeds from disposals) for equipment on operating leases increased by €2.9 billion to €10.8 billion;

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

        The following factors partially offset the increase in cash used for investing activities:

  •
  a decrease in capital expenditures for property, plant and equipment from €6.5 billion in 2005 to €5.9 billion in 2006;

  •
  higher proceeds from the disposal of businesses in 2006 compared to 2005. Proceeds in 2006 included €0.9 billion from the disposal of our Off-Highway activities while proceeds in 2005 were mainly comprised of €0.3 billion from the sale of our interest in debis AirFinance; and

  •
  higher proceeds from the sale of retail receivables from our sales financing and finance lease activities (€0.7 billion additional proceeds compared to 2005).

        Cash used for investing activities included cash outflows attributable to discontinued operations of €7.2 billion in 2006 compared to €5.0 billion in 2005.

        Cash provided by financing activities was €2.4 billion in 2006, compared to cash used for financing activities of €1.3 billion in 2005. This change is mostly due to the increase of net borrowings, reflecting increased funding requirements as the result of higher cash used for investing activities in our financial services businesses. Cash provided by financing activities included cash outflows attributable to discontinued operations of €1.5 billion in 2006 compared to €1.4 billion in 2005.

        Cash and cash equivalents with an original maturity of three months or less increased by €0.3 billion. Total liquidity, which also includes long-term investments and securities, increased from €13.0 billion in 2005 to €14.4 billion in 2006.

        At December 31, 2006, our financing liabilities were €99.5 billion of which €46.0 billion are due within one year. This compares to financing liabilities of €102.9 billion at the end of 2005, of which €46.2 billion were due within one year. The 2006 decrease in financial liabilities resulted primarily from currency translation effects, primarily as a result of the depreciation of the U.S. dollar against the euro.

        We have investments in various leveraged lease transactions. The U.S. Internal Revenue Service (IRS) has challenged the tax treatment of certain leveraged leases known as Lease In, Lease Out (LILOs) and Sale In, Lease Out (SILOs) transactions by various companies, including Daimler, and we are currently in discussions with the IRS. Although we believe that our tax treatment is appropriate and in compliance with applicable tax law and regulations, the resolution of this matter will have a significant negative impact on our cash flows.

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

        Adverse changes in the capital markets, for example, changes caused by the current uncertainty in the U.S. credit market, could increase our funding costs and limit our financial flexibility in the future.

        In accordance with the guidelines established by the Bank for International Settlements, we separate our corporate treasury function organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling.

  Financing Liabilities

        We use a variety of short and long-term financing instruments, principally notes/bonds, commercial paper and borrowings from financial institutions. The following table presents the carrying values of the primary instruments as of December 31, 2007 and 2006:

	December 31,
	2007	2006
	(€ in billions)
Notes and bonds	37.1	63.9
Commercial paper	0.1	11.3
Liabilities to financial institutions	12.6	19.0

        The decrease of the financing liabilities from 2006 to 2007 is primarily related to the deconsolidation of the Chrysler activities and the de-recognition of the majority of our sold receivables which in certain cases under IFRS must be accounted for as secured borrowings. As of December 31, 2007, sold receivables accounted for as secured borrowings resulted in financing liabilities of €1.7 billion (2006: €22.0 billion). These liabilities are mainly reported under notes and bonds (2007: €1.4 billion; 2006: €18.3 billion). For additional information, please refer to Note 23 to our Consolidated Financial Statements.

        As of December 31, 2007, the breakdown by currency of the financing liabilities presented in the table above was as follows: 58% in U.S. dollars, 12% in euros, 8% in Canadian dollars, and 5% in British pounds and 4% in Japanese yen. In most cases, our subsidiaries borrow money in their functional currency. As of December 31, 2007, the aggregate borrowing rate of the financing liabilities presented in the table above was 5.66%, and approximately 64% of these financing liabilities were at fixed rates.

        Total financing liabilities recognized in our consolidated financial statements, which also include deposits from our direct banking business as well as liabilities from finance lease transactions, amounted to €55.0 billion (2006: €99.5 billion). Our total financing liabilities represented 41% of total equity and liabilities in 2007 and 46% in 2006. Please refer to Note 23 to our Consolidated Financial Statements for information on the amounts and maturities of our financing liabilities.

        On a stand alone basis, our Daimler financial services entities had financing liabilities of €49.9 billion in 2007 and €96.9 billion in 2006. The liabilities incurred by our financial services entities closely correspond to the assets they finance, for example vehicles which are loan-financed or on lease.

        After the transfer of a majority interest in the Chrysler activities, we began to rearrange our funding programs.

        In the United States, we have a US$25.0 billion debt securities shelf registration on file with the U.S. Securities and Exchange Commission, of which US$15.3 billion remained unused as of February 11, 2008. We are in the process off updating that shelf registration.

        In Canada, we have a CAD5.0 billion medium term note shelf registration on file with the Canadian securities authorities, of which CAD4.4 billion remained unused as of February 11, 2008.

        In the Euro-Market we have a US$30 billion Euro-Medium Term Note Program, permitting Daimler AG and several of its subsidiaries to issue notes and bonds. Of this program, US$9.7 billion remained unused as of February 11, 2008. The program expired in October 2007 and we can currently not raise additional funds under this program. We are currently in the process of updating that program.

        The weighted average interest rate payable under notes and bonds we held as of December 31, 2007, was 5.80%.

  Credit Lines

        At December 31, 2007 and 2006, we had short- and long-term credit lines available of €16.6 billion and €34.7 billion, respectively, of which €5.1 billion and €18.2 billion were unused as of such dates. In connection with the closing of the Chrysler transaction on August 3, 2007, we cancelled US$13 billion of our revolving credit facilities. The weighted average interest rate payable under the lines of credit available to us as of December 31, 2007, was 5.24%. Our credit lines include a multi-currency revolving credit facility in the amount of US$5.0 billion provided by a syndicate of international banks. This syndicated credit facility allows us (Daimler AG) to borrow up to US$5.0 billion until December 2009, and US$4.9 billion for the period from December 2009 until December 2011, respectively. A portion of this US$5 billion facility serves as a back-up for commercial paper drawings.

        Included in the borrowings from financial institutions were loans of approximately €0.3 billion from the European Investment Bank (EIB), which contain a rating trigger. If any two of the rating agencies Standard & Poor's Rating Services, Fitch Ratings and Moody's Investor Service assign a BBB/Baa2 rating to our senior unsecured long-term debt, or any one of these three rating agencies assigns a rating lower than BBB/Baa2 to our senior unsecured long-term debt, then EIB has the right to demand collateralization after consulting with us. For information about our current short-term and long-term debt ratings, see the discussion below under the heading "Credit Ratings."

        We transferred our previously reported asset-backed commercial paper program in North America to Chrysler in connection with the closing of the Chrysler transaction. We intend to establish an asset-backed securities program in the NAFTA-region in 2008.

  Commercial Paper Programs

        We have commercial paper programs denominated in U.S. dollars, Canadian dollars and Australian dollars and a multi-currency commercial paper program in the Euro-Market. This multi-currency commercial paper program is for a maximum amount of €10 billion. As of February 11, 2008 the program was almost unused.

        The weighted average interest rate payable under commercial paper we have outstanding as of December 31, 2007, was 4.12%.

  Credit Ratings

        Standard & Poor's Rating Services (S&P), Moody's Investors Service, Inc. (Moody's), Fitch Ratings Ltd. (Fitch) and Dominion Bond Rating Service (Dominion) rate our commercial paper (short-term) and our senior unsecured long-term debt (long-term). Our current ratings are as follows:

	S&P	Moody's	Fitch	Dominion
Short-term debt	A-2	P-2	F2	R-1(low)
Long-term debt	BBB+	A3	A-	A (low)

        Our debt ratings are an assessment by the rating agencies of the credit risk associated with our company and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

        S&P Ratings.    S&P placed the BBB rating on creditwatch with positive implications immediately after the announcement on May 14, 2007 that a majority interest in Chrysler would be transferred to Cerberus. On August 10, 2007, the long-term rating was upgraded from BBB to BBB+ with a stable outlook. Immediately following the announcement on February 14, 2008 of our preliminary earnings figures for 2007, S&P placed Daimler's long-term rating on credit watch with positive implications due to the positive development of the operational businesses following the separation from Chrysler.

        Moody's Ratings.    On February 14, 2007, following the presentation of our preliminary profit figures for 2006 and of Chrysler Group's recovery and transformation plan, Moody's concluded its ratings review and confirmed its Baa1 rating with a negative outlook. The rating had been under review for a possible downgrade since September 15, 2006. Following the announcement of the agreement to transfer the Chrysler activities to Cerberus, Moody's changed the outlook from negative to positive on May 15, 2007. On October 1, 2007, the rating was upgraded from Baa1 to A3 with a continuation of the positive outlook.

        Fitch Ratings.    Immediately after the announcement of a transfer of a majority interest in Chrysler, on May 14, 2007, Fitch placed the BBB+ rating on rating watch positive. On August 6, 2007, Fitch concluded its rating review and upgraded the rating from BBB+ to A- with a stable outlook.

        Dominion Ratings.    On February 14, 2007, due to the Chrysler Group's difficult competitive situation, Dominion changed its long-term rating from A (low) to BBB (high). Following the closing of the transfer of a majority interest in Chrysler, Dominion placed the rating under review with positive implications on August 31, 2007. On September 6, 2007, the long-term rating was upgraded from BBB (high) to A (low) with stable outlook.

        The short-term ratings of all four rating agencies remained unchanged during 2007.

  Convertible bonds and notes with attached warrants

        We may issue ordinary shares of our company or bonds convertible into our ordinary shares as another potential source of funding. For further information about the possibilities of our board of management, with the approval of our supervisory board, to issue new ordinary shares for cash and to issue convertible bonds and/or notes with attached warrants, please refer to Note 19 to our Consolidated Financial Statements.

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2007:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(€ in millions)
Long-Term Debt	42,113	12,687	18,934	6,675	3,817
Finance Lease Obligations	655	84	124	98	349
Operating Leases	2,261	323	458	380	1,100
Purchase and Investment Obligations	11,924	11,544	366	13	1
Other Long-Term Obligations	2,780	1,168	1,409	108	95

Total Contractual Obligations	59,733	25,806	21,291	7,274	5,362

        Contractual obligations are obligations to make payments or transfer assets under existing contracts. "Long-Term Debt" represents future principal payments that we need to make to settle our financing liabilities with original maturities of more than one year. "Finance Lease Obligations" encompass the total minimum future lease payments for finance leases. "Operating Leases" represent the total minimum future lease payments for operating leases. "Purchase and Investment Obligations" are obligations arising from future purchases for, among other things, production materials or for future investments in property, plant and equipment. This line also includes our trade liabilities. The line "Other Long-Term Obligations" contains all our other contractual cash obligations that are not included in one of the other categories and do not include accrued liabilities. Therefore, the line "Other Long-Term Obligations" does not include our provisions for income taxes and our provisions for other risks. The contractual cash obligations do also not reflect our pension benefit and other post-employment benefit obligations. For the estimated future pension benefit payments, please refer to Note 21 to our Consolidated Financial Statements.

        In addition, the above table does not reflect estimated cash outflows associated with our approved share buyback program and the second-lien loans of up to US$1.5 billion to Chrysler LLC. For further information, please refer to the discussions under the headings "Share buyback" in "Item 9. The Offer and Listing" and "Material Contracts" in "Item 10. Additional Information."

Benefit Plan Obligations and Cost

        The obligations and expenses recognized in our Consolidated Financial Statements for our employee benefit plans are not necessarily indicative of our future obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our benefit plan obligations and cost. We subsequently recognize the accumulated differences (the actuarial gains and losses) in our consolidated statements of income (loss) through amortization over future periods when certain conditions are met. Please refer to the discussion above under the heading "Critical Accounting Policies — Pension and Other Post-employment Benefits" and to Note 21 to our Consolidated Financial Statements for further information regarding pension benefit and other post-employment benefit obligations, including the significant assumptions used.

  Pension benefit obligations

  Current funding and asset allocation

        Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our defined pension benefit obligations. Plan assets consist of investments in equity securities, debt securities, real estate and other investments.

        The funded status of our pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2007, our pension plans had an underfunded status of €1.9 billion compared to an underfunded status of €2.3 billion at December 31, 2006. The decrease of the underfunded status of our pension benefit plans in 2007 is mainly attributable to the increase of the discount rates assumed for all significant plans in 2007 and total contributions to the plans of €0.6 billion in 2007, partially offset by the deconsolidation of the overfunded pension plans of the Chrysler activities at December 31, 2006.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. For 2008, we intend to contribute €0.1 billion in cash to our pension plans. Additional pension funding adversely affecting our liquidity could be required if actual returns on plan assets are substantially below expected returns over an extended period of time.

  Other post-employment benefit obligations

        Following the transfer of a majority interest in the Chrysler activities to Cerberus, our post-employment benefit obligations decreased in 2007. At December 31, 2007, our other post-employment benefit obligations had an underfunded status of €0.7 billion compared to an underfunded status of €14.1 billion at December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

        We utilize certain off-balance sheet arrangements in the course of our business. Our off-balance sheet arrangements are contractual arrangements with unconsolidated parties under which we have or may have obligations arising from guarantees or irrevocable loan commitments.

Contingent obligations under guarantees

        Obligations arising from guarantees pertain to:

  •
  financial guarantees;

  •
  guarantees under buy-back commitments; and

  •
  other guarantees.

  Financial Guarantees

        Financial guarantees principally represent guarantees that require us to make certain payments if a party other than a consolidated subsidiary fails to meet its financial obligations. As of December 31, 2007, our maximum potential obligation resulting from financial guarantees was €2.3 billion (2006: €1.2 billion).

        In connection with our transfer of a majority interest in the Chrysler activities, we agreed with the Pension Benefit Guaranty Corporation to guarantee amounts payable to Chrysler pension plans up to an aggregate amount of US$1 billion (€0.7 billion at an exchange rate of €1=1.4603, the noon buying rate on December 31, 2007) if such plans terminate prior to the fifth anniversary of the Chrysler transaction. In addition, certain previously outstanding guarantees which the Group provided for the benefit of Chrysler continue to be outstanding. At December 31, 2007, the aggregate amount of those guarantees was €0.7 billion. A substantial portion of those guarantees matures at or prior to the end of 2008. To secure the liabilities underlying these guarantees, Chrysler has paid funds into an escrow account which may be used to satisfy the guaranteed obligations. At December 31, 2007, the balance remaining in the escrow account was €0.3 billion.

        As described in "Item 4. Information on the Company," we are a participant in the Toll Collect consortium. In this regard, we are contingently liable under the following financial guarantees, which are subject to specific triggering events:

  •
  Guarantee of bank loans.  Daimler AG has guaranteed bank loans to Toll Collect up to a maximum amount of €230 million, which represents 50% of the total amount of guaranteed bank loans available to Toll Collect GmbH.

  •
  Equity Maintenance Undertaking.  The consortium members have an obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets. This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. A contribution obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, or if the Federal Republic of Germany is successful in claiming lost revenue for any period the system was not fully operational or if Toll Collect GmbH incurs penalties under the operating agreement. If such penalties, revenue reductions or other events reduce Toll Collect GmbH's equity to a level that is below the 15% minimum equity percentage, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        The risks and obligations of Cofiroute, which holds a 10% interest in Toll Collect GmbH, are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for all amounts exceeding this limitation.

        While our maximum potential future obligation resulting from the guarantee of the bank loan can be determined (€230 million), we cannot accurately estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking with respect to Toll Collect, although this amount could be material. Therefore, only our maximum potential future obligation resulting from the guarantee of the bank loan is included in the 2007 €2.3 billion maximum potential obligation resulting from financial guarantees.

        For additional information regarding our involvement with Toll Collect and the contingent liabilities resulting from the involvement, please refer to Notes 27 and 28 to our Consolidated Financial Statements.

        In addition, we sometimes provide financial guarantees in connection with specific obligations of suppliers and other parties that provide products or services or lease property, plant and equipment to us. Some suppliers and service providers have financed certain property, plant and equipment that they use to provide vehicle components and services to us through loans or leases. We have guaranteed to third parties some of the obligations under those leases and loans in the event the supplier defaults. To a minor extent, we also provide guarantees in favor of other third parties, to cover the obligations of certain of our customers or independent dealers, in the event that these customer or independent dealers fail to meet their financial obligations towards the third parties. We provide these guarantees mainly in connection with the sale of our products.

  Guarantees under buy-back commitments

        We sometimes issue guarantees to customers to support the sale of our vehicles. These guarantees have different terms and durations. In an effort to encourage repeat purchases by our customers, we sometimes agree to repurchase used vehicles from them at predetermined values, provided the customers purchase new vehicles from us. Our trade-in commitment is subject to various conditions, including limitations on mileage and age of the vehicle.

        As of December 31, 2007, provisions established in connection with these guarantees amounted to €0.4 billion (2006: €0.3 billion). Our best estimate for obligations under these guarantees for which we have not recorded provisions was €34 million at December 31, 2007 compared to €57 million at December 31, 2006. Residual value guarantees related to arrangements for which revenue recognition is precluded are reflected on our balance sheet and are not discussed under this caption.

  Other Guarantees

        We have also granted a number of other guarantees. We do not expect these other guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition and results of operations.

        As of December 31, 2007, provisions established in connection with these other guarantees amounted to €0.2 billion (2006: €0.1 billion). Our best estimate for obligations under other guarantees for which we have not yet recorded provisions was €0.1 billion at December 31, 2007 (€0.2 billion at December 31, 2006).

        For additional information on how we account for guarantees, please refer to Notes 1 and 28 to our Consolidated Financial Statements.

Irrevocable loan commitments

        Our Daimler Financial Services segment provides irrevocable loan commitments to customers and dealers. At December 31, 2007, the irrevocable loan commitments amounted to €0.8 billion (2006: €2.2 billion). Most of these irrevocable loan commitments have maturities of less than one year.

        In connection with the transfer of the Chrysler activities to Cerberus, we also have an outstanding commitment to provide second lien loans of up to US$1.5 billion to Chrysler LLC for use in its automotive business. For additional information regarding the Chrysler transaction and the second lien loan commitment, please refer to Note 2 to our Consolidated Financial Statements and the discussion under the heading "Material Contracts" in "Item 10. Additional Information."

RESEARCH AND DEVELOPMENT

Strategic Approach and Organization

        To be competitive in our principal markets and to secure technological leadership, it is essential for us to develop innovative products and production systems and to shorten lead times in research and development. Innovation is an important element of our overall corporate strategy, and our corporate research function plays a significant role in meeting this strategic goal together with our operating businesses. In particular, key challenges for sustainable mobility will be the further reduction of both conventional fossil fuel-based fuel consumption and exhaust emissions, especially carbon dioxide. We follow a three-step strategy to meet these challenges: first, further improvement of conventional combustion engine technology in combination with the development of hybrids as a bridging technology; second, the development of alternative fuels; and third, commercial development of fuel cell propulsion and plug-in electric vehicles. Maintaining and securing our position among the leading companies in the area of alternative propulsion technologies is a cornerstone of our corporate strategy.

        In addition to the corporate function for research and advanced engineering, we have development functions in each of our automotive businesses which are responsible for developing production-ready vehicles.

        Our corporate function for research and advanced engineering

  •
  is closely integrated with the development function of the Mercedes-Benz Cars segment;

  •
  approaches research and development systematically and comprehensively, and formulates a technological strategy for our Group as a whole in close cooperation with our operating business units;

  •
  performs research and advanced engineering tasks that cross divisional boundaries or require long lead times;

  •
  assists the product development teams of our operating units in applying new technologies in the design, development and testing of new products and production processes;

  •
  works as a centralized forum for the exchange of new ideas and a think tank for the development of new technologies, materials and concepts; and

  •
  performs internal R&D reviews to ensure the strategic alignment, quality, efficiency, and effectiveness of our programs.

        On the corporate level, we conduct our research work in eleven strategic fields which are assigned to three primary technical areas:

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

  •
  Society and Technology:  Interrelationship between society and technology to identify long-term trends.

        Most of the facilities of our centralized research and advanced engineering function are located in Germany, but we also maintain several research centers in North America and Asia. These include a research and technology center in Palo Alto, California, a research center for information and communication technology in Bangalore, India, and an R&D collaboration regarding hybrid powertrain systems with General Motors and BMW in Troy, Michigan. In addition, we participate in the international exchange of new ideas and concepts through co-operations and joint ventures with world renowned research institutes and exchange programs for scientists and employees.

        The table below shows research and development expenditures during each of the last three years:

	Year Ended December 31,
	2007	2006	2005
	(€ in millions)
Research and development expenditures	4,148	3,733	3,928
thereof: Capitalized development costs	990	715	591

        Research and development expenditures represented 4.2% of our total revenue in 2007. Research and development expenditures for all periods presented above do not include the amounts spent by the former Chrysler Group since we present all income and expense items of the Chrysler activities as discontinued operations in our Consolidated Statements of Income. For further information regarding the Chrysler activities and their presentation in our Financial Statements, please refer to Note 2 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees.

        In accordance with the German Stock Corporation Act (Aktiengesetz), we have a two-tier board structure with a supervisory board (Aufsichtsrat) and a board of management (Vorstand). The two boards are separate and no individual may simultaneously serve as a member of both boards.

        The supervisory board supervises and advises our board of management and appoints and removes its members. Although it may not make management decisions, our supervisory board has determined categories of transactions which require its approval. The board of management, which acts under the principle of collective responsibility, manages our day-to-day business. It is authorized to represent Daimler AG and to enter into binding agreements with third parties on its behalf.

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

        The following changes occurred on our supervisory board in 2007:

  •
  The term of office of Hilmar Kopper ended effective April 4, 2007;

  •
  Clemens Börsig was elected as a supervisory board member, effective April 4, 2007, for a term of five years;

  •
  Ron Gettelfinger resigned from the supervisory board, effective September 1, 2007;

  •
  Udo Richter resigned from the supervisory board, effective September 30, 2007;

  •
  Uwe Werner was appointed as a supervisory board member, effective October 1, 2007, for a term ending with the next annual general meeting to be held in 2008;

  •
  Valter Sanches was appointed as a supervisory board member, effective November 21, 2007, for a term ending with the next annual general meeting to be held in 2008;

  •
  Earl G. Graves resigned from the supervisory board, effective December 31, 2007;

  •
  Peter A. Magowan resigned from the supervisory board, effective December 31, 2007;

  •
  Sari Baldauf was appointed by the local district court as a member of the supervisory board on February 7, 2008, for a term ending with the next annual general meeting to be held in 2008; and

  •
  Jürgen Hambrecht was appointed by the local district court as a member of the supervisory board on February 7, 2008, for a term ending with the next annual general meeting to be held in 2008.

The following table shows the name, age (as of February 27, 2008), principal occupation, and other information regarding each current member of our supervisory board. Employee representatives are identified by an asterisk.

Dr. Manfred Bischoff,	Age:	65
Chairman	First elected (as a member of the supervisory board):	2006
	Term expires:	2011
	Principal Occupation:	Chairman of the Supervisory Board of Daimler AG
	Supervisory Board Memberships/ Directorships:	Fraport AG; Royal KPN N.V.; Nortel Networks Corporation and Nortel Networks Ltd.; SMS GmbH; Unicredit S.p.a.; Voith AG
Erich Klemm*,	Age:	53
Deputy Chairman	First elected:	1998
	Term expires:	2008
	Principal Occupation:	Chairman of the Corporate Works Council, Daimler AG and Daimler Group
Sari Baldauf	Age:	52
	First elected:	2008
	Term expires:	2008
	Principal Occupation:	Former Executive Vice President and General Manager of the Networks Business Group of Nokia Corporation
	Supervisory Board Memberships/ Directorships:	Hewlett-Packard Company; Sanoma WSOY; F.Secure Corporation; YIT Corporation; CapMan Plc
Dr. Clemens Börsig	Age:	59
	First elected:	2007
	Term expires:	2012
	Principal Occupation:	Chairman of the Supervisory Board of Deutsche Bank AG
	Supervisory Board Memberships/ Directorships:	Deutsche Lufthansa AG; Linde AG; Bayer AG
Prof. Dr. Heinrich Flegel*	Age:	59
	First elected:	2003
	Term expires:	2008
	Principal Occupation:	Director Research Materials and Manufacturing, Daimler AG; Chairman of the Management Representative Committee, Daimler Group

Dr. rer. nat. Jürgen Hambrecht	Age:	61
	First elected:	2008
	Term expires:	2008
	Principal Occupation:	Chairman of the Board of Executive Directors of BASF SE
	Supervisory Board Memberships/ Directorships:	Bilfinger Berger AG
Dr. Thomas Klebe*	Age:	59
	First elected:	2003
	Term expires:	2008
	Principal Occupation:	Director Department for General Shop Floor Policy and Co-determination, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Daimler Luft- und Raumfahrt Holding AG; Thyssen Krupp Services AG
Arnaud Lagardère	Age:	46
	First elected:	2005
	Term expires:	2010
	Principal Occupation:	General Partner and CEO of Lagardère SCA
	Supervisory Board Memberships/ Directorships:	Hachette SA; EADS N.V.; EADS Participations B.V.; Hachette Livre (SA); Lagardère Services (SA); Virgin Stores (SA); Lagardère Active (SAS); Lagardère Active Broadband (SAS); Lagardère Active Publicité, Lagardère Active Radio International (SA); Lagardère (SAS); Lagardère Capital & Management (SAS); Arjil Commanditée — Arco (SA); Lagardère Ressources (SAS); LVMH Moet Hennessy Louis Vuitton (SA); Le Monde (SA); Lagardère Sports (SAS); SOGEADE Gérance (SAS)
Jürgen Langer*	Age:	53
	First elected:	2003
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, Daimler AG
Helmut Lense*	Age:	56
	First elected:	1998
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council, Stuttgart-Untertürkheim Plant, Daimler AG

William A. Owens	Age:	67
	First elected:	2003
	Term expires:	2009
	Principal Occupation:	Retired President and Chief Executive Officer of Nortel Networks Corporation; CEO and Chairman of AEA Capital Asia
	Supervisory Board Memberships/ Directorships:	Polycom Inc.; AEA Investors LLC; Wipro Ltd.; Embarq Corp.; Intelius Inc.; Force 10 Networks Inc.; Unifrax Corp.
Gerd Rheude*	Age:	62
	First elected:	1999
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council, Wörth Plant, Daimler AG
Wolf Jürgen Röder*	Age:	60
	First elected:	2000
	Term expires:	2008
	Principal Occupation:	Member of the President's Staff, German Metalworkers' Union
	Supervisory Board Memberships/ Directorships:	Robert Bosch GmbH
Valter Sanches*	Age:	44
	First elected:	2007
	Term expires:	2008
	Principal Occupation:	General Secretary of Confederação Nacional dos Metalúrgicos/CUT (National Confederation of Metalworkers Brazil)
Dr. rer. pol. Manfred Schneider	Age:	69
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Supervisory Board Memberships/ Directorships:	Metro AG; RWE AG; Linde AG; TUI AG
Stefan Schwaab*	Age:	55
	First elected:	2000
	Term expires:	2008
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, Daimler AG; Vice Chairman of the Corporate Works Council, Daimler AG and Daimler Group

Bernhard Walter	Age:	65
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Former Spokesman of the Board of Management of Dresdner Bank AG
	Supervisory Board Memberships/ Directorships:	Bilfinger Berger AG; Deutsche Telekom AG; Henkel KGaA; Staatliche Porzellan-Manufaktur Meissen GmbH; Wintershall AG; Wintershall Holding AG
Uwe Werner*	Age:	55
	First elected:	2007
	Term expires:	2008
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, Daimler AG
Lynton R. Wilson	Age:	67
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chairman Emeritus, Nortel Networks Corporation; Chancellor, McMaster University
	Supervisory Board Memberships/ Directorships:	CAE Inc.
Dr.-Ing. Mark Wössner	Age:	69
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
	Supervisory Board Memberships/ Directorships:	Citigroup Global Markets Deutschland AG & Co KGaA; Douglas Holding AG; eCircle AG; Loewe AG; Reuters AG; Heidelberger Druckmaschinen AG

        The supervisory board held nine meetings in 2007. It has established and maintains the following committees responsible for audit, nomination and compensation matters:

  •
  The presidential committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our board of management. In particular, the presidential committee determines salaries and incentive compensation awards for members of the board of management and establishes corporate goals for our performance based compensation plans. The current members of the presidential committee are Manfred Bischoff, Erich Klemm, Thomas Klebe, and Manfred Schneider. Manfred Bischoff succeeded Hilmar Kopper as chairman of the presidential committee, and Manfred Schneider was elected as a member of the presidential committee representing the shareholders, effective April 4, 2007. The presidential committee held four meetings in 2007.

  •
  The audit committee (Prüfungsausschuss) according to German law nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of any audits or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls and auditing matters and for the confidential and anonymous submission of communications from company employees concerning questionable accounting and auditing matters. The current members of the audit committee are Bernhard Walter, Clemens Börsig, Erich Klemm and Stefan Schwaab. Clemens Börsig was elected as member of the audit committee representing the shareholders, effective April 4, 2007. The audit committee held eight meetings in 2007.

  •
  In December 2007, the supervisory board established a nomination committee in accordance with the requirements of the German Corporate Governance Code. The nomination committee, which consists exclusively of shareholder representatives of the supervisory board, recommends candidates as future shareholder representatives of the supervisory board. The current members of the nomination committee are Manfred Bischoff, Manfred Schneider and Lynton R. Wilson.

        The business address of the members of our supervisory board is the same as our business address, which is Mercedesstrasse 137, 70327 Stuttgart, Germany.

BOARD OF MANAGEMENT

        Our articles of incorporation require our board of management to have at least two members. Our supervisory board determines the size of the board of management and appoints its members and deputy members, all of whom have the same rights and duties. Our board of management currently has six members.

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

        In connection with the closing of the Chrysler transaction in August 2007, our supervisory board and its presidential committee resolved to make the following changes to our board of management:

  •
  The termination of the term of office of Thomas W. LaSorda, who was responsible for Chrysler Group, effective August 3, 2007;

  •
  The termination of the term of office of Eric R. Ridenour, who also served as Chief Operating Officer of Chrysler Group, effective August 3, 2007;

  •
  The termination of the term of office of Thomas W. Sidlik, who was responsible for Global Procurement & Supply, effective August 3, 2007; and

  •
  The assumption by Bodo Uebber of the additional responsibility for Corporate Procurement Services, effective August 3, 2007.

        The table below shows the name, age (as of February 27, 2008), and other information regarding each current member of our board of management.

Dr.-Ing. Dieter Zetsche	Age: First appointed: Term expires: Responsible for: Prior Position:	54 1998 2010 Chairman of the Board of Management and Head of Mercedes-Benz Cars Member of the Board of Management responsible for Chrysler Group
Günther Fleig	Age: First appointed: Term expires: Responsible for: Prior Position:	59 1999 2009 Human Resources & Labor Relations Director President, DaimlerChrysler France S.A.S.
Dr. phil. Rüdiger Grube	Age: First appointed: Term expires: Responsible for: Prior Position:	56 2001 2010 Corporate Development Deputy Member of the Board of Management of DaimlerChrysler AG responsible for Corporate Development
Andreas Renschler	Age: First appointed: Term expires: Responsible for: Prior Position:	49 2004 2010 Daimler Trucks Executive Vice President of smart business
Bodo Uebber	Age: First appointed: Term expires: Responsible for: Prior Position:	48 2003 2011 Finance & Controlling / Financial Services / Corporate Procurement Services Deputy Member of the Board of Management responsible for Financial Services
Dr.-Ing. Thomas Weber	Age: First appointed: Term expires: Responsible for: Prior Positions:
53
2003
2010
Group Research & Mercedes-Benz Cars Development
Deputy Member of the Board of Management responsible for Research & Technology; Vice President, Speaker of the Model Series A-Class and Rastatt Plant Manager, DaimlerChrysler AG

COMPENSATION

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

        The following table sets forth the compensation we paid members of our supervisory board for services to us in all capacities (other than compensation paid to employee representatives on the supervisory board in their capacity as Daimler employees) for the year ended December 31, 2007, as disclosed in accordance with the German Corporate Governance Code.

Name	Compensated Function(s)	Compensation (in €)
Dr. Manfred Bischoff[1]	Member and, since April 4, 2007, chairman of the Supervisory Board and the Presidential Committee	207,081
Hilmar Kopper	Chairman of the Supervisory Board and the Presidential Committee and member of the Audit Committee (until April 4, 2007)	63,445
Erich Klemm[2]	Deputy Chairman of the Supervisory Board, Presidential Committee and Audit Committee	173,100
Dr. Clemens Börsig	Member of the Supervisory Board and the Audit Committee (since April 4, 2007)	86,958
Prof. Dr. Heinrich Flegel	Member of the Supervisory Board	84,900
Ron Gettelfinger[3]	Member of the Supervisory Board (until September 1, 2007)	56,532
Earl G. Graves	Member of the Supervisory Board	83,800
Dr. Thomas Klebe[2,4]	Member of the Supervisory Board and the Presidential Committee	111,800
Arnaud Lagardère[1]	Member of the Supervisory Board	76,100
Jürgen Langer[2]	Member of the Supervisory Board	84,900
Helmut Lense[2]	Member of the Supervisory Board	83,800
Peter A. Magowan	Member of the Supervisory Board	81,600
William A. Owens	Member of the Supervisory Board	84,900
Gerd Rheude[2]	Member of the Supervisory Board	84,900
Udo Richter[2]	Member of the Supervisory Board (until September 30, 2007)	64,896
Wolf Jürgen Röder[2]	Member of the Supervisory Board	84,900
Valter Sanches[3]	Member of the Supervisory Board (since November 21, 2007)	9,525
Dr. Manfred Schneider	Member of the Supervisory Board and (since April 4, 2007) member of the Presidential Committee	104,073
Stefan Schwaab[2]	Member of the Supervisory Board and the Audit Committee	116,200
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	167,600
Uwe Werner[2]	Member of the Supervisory Board (since October 1, 2007)	20,004

Lynton R. Wilson[5]	Member of the Supervisory Board	84,900
Dr. Mark Wössner	Member of the Supervisory Board	83,800

1
Mr. Bischoff (for the period until April 5, 2007) and Mr. Lagadère also received compensation in 2007 and meeting fees for 2007 in their respective capacity as co-chairmen of the board of directors of EADS N.V. amounting to €153,750 and €163,750, respectively.

2
The members representing the employees have stated that their board compensation will be transferred to the Hans-Böckler Foundation in accordance with the guidelines of the German Trade Union Federation. The Hans-Böckler Foundation is a German not-for-profit organization of the German Trade Union Federation.

3
Mr. Gettelfinger, President of the United Auto Workers, resigned from his position effective September 1, 2007. Mr. Gettelfinger and Mr. Sanches have directed that their board compensation shall be paid to the Hans-Böckler Foundation.

4
Mr. Klebe also received compensation and meeting fees of €21,400 for his board services at Daimler Luft- und Raumfahrt Holding AG and the former DaimlerChrysler Aerospace AG (now Daimler Aerospace GmbH & Co. KG). Footnote 2 applies respectively.

5
Mr. Wilson also received €6,812 for his Board services at Mercedes-Benz Canada Inc., Chrysler Canada Inc. and DaimlerChrysler Financial Services Canada Inc.

Board of Management

        We have entered into service agreements with members of our board of management. Pursuant to these agreements, the 2007 compensation consisted of the following three principal elements:

  •
  Base Salary — Base salaries are established based on the responsibilities of the respective member of the board of management. Base salaries as well as total compensation are reviewed annually based on a comparative analysis of compensation paid by a select peer group of international companies.

  •
  Annual Bonus — The annual bonus is a variable cash compensation component, 50% of which is determined by the degree to which Daimler's planned EBIT for the most recent financial year is achieved and 50% of which is determined by comparing the actual EBIT for that year with the prior year's EBIT. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on total shareholder return, and individual performance. In this regard, the supervisory board also established individual targets for the members of the board of management in order to fully implement and enforce all compliance policies and guidelines of the company and to ensure all necessary measures to establish a sustainable compliance environment. The achievement of compliance targets cannot increase the annual bonus, i.e., even if targets are fully achieved, the effect on compensation is neutral. If compliance targets are not accomplished, however, annual bonuses will be reduced accordingly.

  •
  Performance Phantom Share Plan (PPSP) — Under the PPSP, we award phantom shares to members of our board of management and other executives. Three years after an award grant to a plan participant, the actual number of phantom shares to be credited to that participant is calculated based on the achievement of corporate performance goals. These performance goals are based on Daimler's actual return on net assets and return on sales, the latter compared to a peer group of other vehicle manufacturers (BMW, Ford, General Motors, Honda, Toyota, AB Volvo and Volkswagen). Once we have calculated the number of phantom shares earned by the participant based on the plan conditions that were previously defined at the grant date, he or she must hold the phantom shares for one additional year after which the participant receives a cash payment equal to the product of the number of phantom shares and the average of the Daimler share price over a specified period. A dividend equivalent is paid during the four-year holding period. We require members of our board of management to use one quarter of the payout under our PPSP to purchase Daimler ordinary shares until the requirements of our share ownership guidelines described below are satisfied.

        The presidential committee of our supervisory board has established stock ownership guidelines for the board of management. These guidelines require a portion of the personal assets of members of our board of management to consist of Daimler shares throughout the period of their board membership.

        The compensation paid by Group companies to the members of our board of management consisted of compensation paid in cash and benefits in kind. The latter consist mainly of the provision of company cars and expenses for security precautions.

        The following table sets forth the compensation (in thousands of euro) we paid each member of our board of management during 2007, as disclosed in accordance with German law (Vorstandsvergütungs-Offenlegungsgesetz). For information on compensation paid to Messrs. LaSorda, Ridenour and Sidlik, please refer to the discussion under the heading "Compensation to board members whose term of office was terminated following the Chrysler transaction" below.

	Base Salary	Benefits in kind	Annual Bonus	Mid-term and Long-term[1] Compensation	Total
Dr. Dieter Zetsche	1,500	369	5,395	1,286	8,550
Günther Fleig	525	203	1,787	708	3,223
Dr. Rüdiger Grube	550	185	1,753	710	3,198
Andreas Renschler	550	162	1,910	184	2,806
Bodo Uebber	600	180	2,135	606	3,521
Dr. Thomas Weber	525	764	1,787	593	3,669

Total	4,250	1,863	14,767	4,087	24,967

1
The figures shown comprise the payouts under the 2004 Medium Term Incentive and the dividend equivalent paid with respect to phantom shares allocated under the current Performance Phantom Share Plans. The Medium Term Incentive is a stock-based compensation component that was replaced by the Performance Phantom Share Plan in 2005.

        The following table sets forth the performance phantom shares granted in 2007 to members of our board of management:

Phantom Shares granted
Dr. Dieter Zetsche	55,826
Günther Fleig	24,107
Dr. Rüdiger Grube	22,838
Andreas Renschler	24,868
Bodo Uebber	26,644
Dr. Thomas Weber	24,107

Total	178,390

        The reference share price for the initial allocation of phantom shares is the average price of Daimler shares between the first day of the calendar year and the day before the first meeting of the presidential committee in which the allocation is decided upon. This value was €49.26 per phantom share in 2007. No cash payment was made in this connection in 2007, the members of the board of management will receive the cash payment in 2011. Prior to the scheduled pay out, the number of phantom shares allocated to a member of our board of management may change, depending on internal and external performance targets and continuous service on the board of management. Furthermore, the payout continues to depend on the share price at the time of payment.

Compensation to board members whose term of office was terminated following the Chrysler transaction

        The following table sets forth the 2007 compensation (in thousands of euro) we paid to those members of our board of management who left the board effective August 3, 2007, in connection with the Chrysler transaction.

The amounts in the table exclude bonus and other payments in connection with the Chrysler transaction and the retirement from the board.

	Base Salary	Benefits in kind	Annual Bonus	Mid-term and Long-term[1] Compensation	Total
Thomas W. LaSorda	390	43	1,104	597	2,134
Eric R. Ridenour	273	29	773	266	1,341
Thomas W. Sidlik	273	42	394	681	1,390

Total	936	114	2,271	1,544	4,865

1
The figures shown comprise the payouts under the 2004 Medium Term Incentive and the dividend equivalent paid with respect to phantom shares allocated under the current Performance Phantom Share Plans. The Medium Term Incentive is a stock-based compensation component that was replaced by the Performance Phantom Share Plan in 2005.

        In addition, our presidential committee negotiated agreements with Thomas W. LaSorda and Eric R. Ridenour providing for payments to be made upon the successful transfer of a majority ownership interest in Chrysler to a third party. The agreements were intended to facilitate a timely and successful transaction while at the same time defining the conditions for a retirement from the board by Mr. LaSorda and Mr. Ridenour.

        Prior to entering into these agreements with us, Mr. LaSorda's contract would have expired in April 2012 and Mr. Ridenour's contract would have expired in August 2008. By accepting the success-based agreements, both waived their claims for severance and pension payments by Daimler AG. Payments under the agreements were primarily based on Chrysler's valuation in the sales transaction and the speed of the transaction process. The criteria were reviewed and assessed by external consultants. Pursuant to these agreements, we paid €10.4 million to Mr. LaSorda and €3.2 million to Mr. Ridenour as a result of the Chrysler transaction.

        Subject to the closing of the Chrysler transaction, the presidential committee agreed in May 2007 to enter into a separation agreement with Mr. Sidlik, whose term of office would have expired in December 2008. In accordance with the criteria for separation benefits previously reported, pursuant to the Separation Agreement Mr. Sidlik received a commitment of a payment of €2.7 million which equals twice the sum of his annual base salary and average annual bonus over the prior three calendar years.

        In addition to the amounts described above, we agreed to pay board of management members whose service ended in 2007 compensation earned by them through their last day of service, which consisted of pro rated payments of the phantom share awards previously granted to them (Mr. LaSorda: €1.2 million; Mr. Ridenour: €0.9 million; Mr. Sidlik: €0.9 million).

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

        The following table sets forth the 2007 service costs (in thousands of euro) of the pension plans for our board of management:

Service costs in connection with pension plans[1]
Dr. Dieter Zetsche	660
Günther Fleig	370
Dr. Rüdiger Grube	386
Andreas Renschler	210
Bodo Uebber	318
Dr. Thomas Weber	247

Total	2,191

1
Service costs represent the increase in 2007 of the present value of the defined pension benefit obligation resulting from service of the respective member of the board of management in 2007. Service costs do not include interest costs, i.e., the increase in 2007 of the present value of the defined pension benefit obligation arising from the fact that the benefit obligation with respect to the respective board member is one year closer to settlement.

        The aggregate incremental amount set aside or accrued by us during the year ended December 31, 2007, to provide pension, retirement and similar benefits to members of our board of management was €4.6 million, including the service costs reflected in the table above.

        Pension obligations with respect to former U.S. members of our board of management remained the responsibility of Chrysler and therefore, following the transfer of a majority interest in the Chrysler activities to Cerberus effective August 3, 2007, are no longer part of the Group's pension obligations.

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

        Board of management members can also receive pension payments and a company car for the period beginning after the end of the original service period.

        For further information regarding compensation of our supervisory board and our board of management, please refer to Note 35 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 20 to our Consolidated Financial Statements.

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2007, we employed a workforce of 272,382 people worldwide, which represented a decrease of 24% from year-end 2006. Adjusted to reflect the reduction of employees resulting from the transfer of a majority interest in the Chrysler activities, our total workforce decreased 1% compared to year-end 2006. This decrease in 2007 resulted primarily from a worldwide administrative headcount reduction and further efficiency improvements. The following table shows the number of our employees at December 31, 2007, 2006, and 2005, adjusted to reflect changes in segment composition:

	Employees at December 31,
	2007			2006			2005
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Mercedes-Benz Cars[1,2]	97,526	85,322	3,869	99,343	87,272	4,012	104,345	91,556	4,472
Chrysler Group[3]	N/A	N/A	N/A	80,735	25	62,334	83,130	8	63,749
Daimler Trucks[4]	80,067	28,975	16,667	83,237	27,617	20,339	84,254	27,217	20,357
Daimler Financial Services[5,6]	6,743	2,410	1,088	10,718	2,503	4,415	11,129	2,779	4,602
Vans, Buses, Other[1,7,8,9]	39,968	24,032	816	39,400	23,096	2,134	51,093	32,959	2,418
Sales organization for automotive business	48,078	25,940	1,613	46,952	26,104	1,558	48,773	27,541	1,882

Daimler Group	272,382	166,679	24,053	360,385	166,617	94,792	382,724	182,060	97,480

1
As a result of organizational changes in 2006, certain employees of our corporate research department are now reported in the Mercedes-Benz Cars segment. These employees were previously reported in Vans, Buses, Other.

2
In 2007, we renamed our Mercedes Car Group segment "Mercedes-Benz Cars."

3
In 2007, we transferred a majority interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA-region to a subsidiary of Cerberus. Employees allocable to the financial services business of the Chrysler activities are included in the 2006 and 2005 figures of our Financial Services segment. See also footnote 5 below.

4
In 2007, we renamed the Truck Group segment as "Daimler Trucks."

5
The 2006 and 2005 figures include 3,905 and 4,053 employees, respectively, allocable to the Chrysler activities.

6
In 2007, we renamed the Financial Services segment as "Daimler Financial Services."

7
In 2007, we renamed Van, Bus, Other as "Vans, Buses, Other."

8
In the first quarter of 2006 we disposed of our Off-Highway business. The number of total employees of Vans, Buses, Other in 2005 includes 7,044 employees related to the Off-Highway business.

9
The 2006 and 2005 figures include 1,721 and 1,702 employees, respectively, allocable to the Chrysler activities.

        The table above also includes temporary employees. On average, we had approximately 8,800 temporary employees in 2007.

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

        In May 2007, the regional associations of employers and the German metalworkers' union concluded a collective bargaining agreement covering the period from April 1, 2007, through October 31, 2008. The agreement provides for a 4.1% increase in base salary, effective June 1, 2007, and another 1.7% increase in base salary, effective June 1, 2008. In addition, employees received a lump sum payment of €400 for the two-month period ended May 31, 2007. In August 2008, employees will receive a second lump sum payment of approximately 4% of their monthly base salary as a special bonus.

        Beginning in March 2006, Daimler Trucks North America LLC (former Freightliner LLC) negotiated collective bargaining agreements at its major facilities in Canada, the U.S. and Mexico. In general, the agreements have a duration of three years and provide for annual wage increases from 2.5% to 3.0%.

SHARE OWNERSHIP

        As of December 31, 2007, the current members of our supervisory board and our board of management, as a group, owned 133,443 of our ordinary shares (0.01% of all outstanding shares) and had the right to acquire 2,643,000 ordinary shares pursuant to options granted under the plans described below.

        In 2000, we instituted a shareholder approved stock option plan for board of management members and other levels of management. We granted options under this plan in 2000, 2001, 2002, 2003 and 2004. Our predecessor company, Daimler-Benz AG, instituted a shareholder approved stock option plan for management board members and other senior executives in 1996. For a description of these stock option plans and further details, such as the exercise prices, please refer to Note 20 to our Consolidated Financial Statements.

        As part of our value based management approach, we support employee stock ownership. We offer employees of our subsidiaries in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom the opportunity to purchase Daimler AG ordinary shares. In 2007, each eligible employee in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of €135 plus one bonus share. In total, employees in Germany acquired approximately 440,000 shares in 2007. The programs established for employees in other European countries are comparable to the German program except for changes resulting from different national legal requirements. Under the programs offered outside of Germany, employees acquired a total of approximately 15,000 shares in 2007.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

        Our capital stock consists of ordinary shares without par value (Stückaktien). Our ordinary shares are issued in registered form. Under our articles of incorporation (Satzung), each ordinary share represents one vote. Major shareholders do not have different voting rights.

        Under the German Securities Trading Act (Wertpapierhandelsgesetz), shareholders of a listed German company must notify the company of the level of their holding whenever it reaches, exceeds, or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights.

        As of December 31, 2007, the Kuwait Investment Authority, as agent for the Government of the State of Kuwait, held 73,169,320 shares, or 7.2%, of our outstanding shares. In addition, Deutsche Bank AG, which significantly reduced its holding in the course of 2005, held 4.4% of our outstanding shares as of that date.

        As of December 31, 2007, we had approximately 1.2 million stockholders. Approximately 210,000 were U.S. holders, of which approximately 50,000 were record holders. Based on our share register, U.S. holders held approximately 21% of our ordinary shares as of that date.

RELATED PARTY TRANSACTIONS

        For a description of our related party transactions, please refer to Note 34 to our Consolidated Financial Statements.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

        Please refer to "Item 18. Financial Statements" and to pages F-1 through F-89 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2007, we exported approximately 886,800 or 70% of all passenger cars, trucks, buses, and vans we produced in Germany and approximately 383,600 or 29% of all passenger cars and trucks we produced in the United States.

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

        As successor to Daimler-Benz AG, Daimler AG (formerly DaimlerChrysler AG) is a party to a valuation proceeding (Spruchverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG. In 1988, former AEG shareholders filed a petition with the Frankfurt Regional Court (Landgericht Frankfurt) claiming that the consideration and compensation stipulated in the agreement were inadequate. In 1994, a court-appointed expert concluded in his report that the consideration and compensation set at the time were adequate. Following a decision by the Federal Constitutional Court (Bundesverfassungsgericht) in an unrelated case, the Frankfurt Regional Court instructed the expert in 2000 to employ a market value approach in his valuation analysis rather than the capitalized earnings value approach previously used. In 2004 the court also instructed the expert to take into account additional findings of the Federal Supreme Court (Bundesgerichtshof) elaborating further on the valuation issue addressed by the Federal Constitutional Court. In September 2007, the Frankfurt Regional Court ruled that the market value approach must be applied. If upheld, this approach would result in an exchange ratio of 2.9 AEG shares for each Daimler-Benz share. Compared to the 5 to 1 exchange ratio stipulated in the subordination and profit transfer agreement, the court order could result in additional expenses for Daimler AG of approximately €540 million, based on the XETRA closing price of Daimler shares on December 28, 2007. We have appealed the decision of the Frankfurt Regional Court and continue to defend ourselves vigorously against the claims in this proceeding.

        In 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchverfahren) against Daimler AG (formerly DaimlerChrysler AG) at the Stuttgart Regional Court (Landgericht Stuttgart). This proceeding relates to the merger of Daimler-Benz AG and Daimler AG in connection with the business combination of Daimler-Benz AG and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for Daimler shares. Some shareholders claim that the ratio used for that exchange did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his opinion in December 2005, which calculated various alternative valuations. These alternatives range from confirming the appropriateness of the ratio used to considerable additional payments to be made to those former Daimler-Benz shareholders whose shares were involuntarily exchanged. In August 2006, the Stuttgart Regional Court ruled that Daimler must make an additional payment of €22.15 per share (approximately €230 million in total). We continue to believe that the exchange ratio set by the company at the time was appropriate and have appealed the decision of the Stuttgart Regional Court.

        Various legal proceedings are pending against us alleging defects in different vehicle models. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        A class action lawsuit filed in 2002 against Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. is pending in the United States District Court for the District of New Jersey. The lawsuit alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. Without admitting liability and to avoid further expense and risk of litigation, MBUSA and Mercedes-Benz Manhattan have reached a settlement with plaintiff class counsel in the amount of $9.5 million which has been preliminarily approved by the District Court and will be subject to final court approval after notice of the settlement to class members and court review of objections to the settlement.

        Purported class action lawsuits alleging violations of antitrust law are pending against Daimler's North American subsidiaries Mercedes-Benz USA, LLC, and Mercedes-Benz Canada, Inc., as well as other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings, and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. In 2006, the federal court certified a nationwide class of buyers and lessees for injunctive relief, and ruled that it will certify a class for damages for six exemplar states after discovery to determine the scope of the classes. We do not believe that we have engaged in any unlawful conduct and will continue to defend ourselves vigorously.

        The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG (formerly DaimlerChrysler Financial Services AG), Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and defendants delivered their rebuttal on October 1, 2007. We believe the claims are without merit and will continue to defend ourselves vigorously.

        MAN had filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court alleging that ERF's accounts and financial statements were misstated and seeking damages in excess of GBP300 million. Freightliner Ltd. subsequently filed a contribution claim with that court against Ernst & Young, ERF's and Western Star's auditors. In October 2005, the court ruled that Freightliner Ltd. was vicariously liable for fraud by an employee of ERF in connection with the preparation of ERF's financial accounts, and also found in favor of Ernst & Young on the contribution claim. In December 2005, the London Commercial Court awarded MAN an interim payment of GBP250 million. In September 2007, the appeal against the decision in favor of Ernst & Young was dismissed by the Court of Appeal. The latter decision is now final.

        In a related matter, MAN filed an action against Freightliner LLC and certain of its subsidiaries and affiliates in Circuit Court for the State of Oregon for the County of Multnomah alleging that assets were fraudulently transferred from Freightliner Ltd. to such companies while the London proceeding was pending, and seeking recovery from them of the damages awarded against Freightliner Ltd. in the London proceeding. In December 2006, a jury in the Oregon case awarded approximately $500 million in compensatory damages against Freightliner and certain other defendants, jointly and severally, as well as punitive damages of $70 million and $280 million against Freightliner LLC and Daimler North America Corporation (formerly DaimlerChrysler North America Holding Corporation), respectively.

        In May 2007, Freightliner Ltd., certain of its subsidiaries and affiliates, and Daimler North America Corporation (formerly DaimlerChrysler North America Holding Corporation) settled the litigation with MAN in London and Oregon. The Oregon Circuit Court subsequently vacated the punitive damage award. The State of Oregon, which was not a party to the litigation, then appealed the order vacating the punitive damage award to the Court of Appeals of the State of Oregon alleging that pursuant to Oregon law, it was a judgment creditor with respect to 60% of any punitive damage award. In a decision dated February 20, 2008, the Court of Appeals has accepted that the State of Oregon has standing to pursue the appeal. The State of Oregon also separately filed a lawsuit in the Circuit Court for the State of Oregon for the County of Marion against, inter alia, Freightliner LLC, Freightliner Ltd., Daimler North America Corporation and Daimler AG (formerly DaimlerChrysler AG) seeking a declaratory judgment that the settlement and the judgment vacating the punitive damage award were not binding on the State and that the State is a judgment creditor in the amount of $210 million. Freightliner and its subsidiaries and affiliates intend to continue to defend these actions vigorously.

        In February 2005, two putative class actions were brought against Detroit Diesel Corporation (DDC) and its distributors (including two DDC subsidiaries) in the United States District Court for the Eastern District of Pennsylvania. The cases arise from the decisions of certain truck manufacturers (International, Volvo and Paccar) to stop offering DDC engines in their trucks and the alleged resulting decision of DDC not to renew the dealer agreements of those International, Volvo and Paccar dealers who were no longer able to offer DDC engines in the trucks they sold. Plaintiffs in the Cumberland action seek to represent a class of former Detroit Diesel dealers whose DDC dealer agreements were allegedly terminated or not renewed. Plaintiffs in the Diamond action seek to represent a class of Detroit Diesel dealers whose dealer agreements were allegedly initially replaced with truck maintenance agreements and then subsequently terminated or not renewed. Plaintiffs in both actions allege that DDC and its distributors entered into group boycott and price-fixing conspiracies to restrict the plaintiffs' ability to perform warranty repairs on the DDC engines and to charge increased prices to plaintiffs for replacement parts for DDC engines. Plaintiffs in both cases seek unspecified treble damages, declaratory relief and attorneys' fees. In November of 2005, both cases were transferred to the United States District Court for the Eastern District of Michigan.

        In late 2006, plaintiffs sought and received approval for partial settlement with six of the defendant distributors. Under the terms of the partial settlement, the six settling distributors established a $1 million settlement fund and agreed to cooperate with the plaintiffs in providing information requested in both actions. The case remains pending against DDC and the non-settling distributors. In April 2007, plaintiffs moved the court to certify a class comprising all remaining former DDC dealers that had their dealer status terminated, non-renewed or modified after February 1, 2001. DDC denies the allegations and is defending itself vigorously against these claims.

        Former employees who retired from Detroit Diesel Corporation between 1993 and 2004 filed a class action complaint against the company in October 2005 in the U.S. District Court for the Eastern District of Michigan. The complaint alleges that the company is obligated to provide lifetime retiree health care benefits at no cost to class members, and that the company's notification to have them contribute toward the cost of their healthcare insurance beginning in 2006 (to the extent such cost exceeds a limit previously negotiated with the UAW) is invalid. The court granted a preliminary injunction in December 2005 that prohibits the company from requiring such contributions while the lawsuit is pending. The U.S. Court of Appeals for the Sixth Circuit upheld the injunction in January 2007. Detroit Diesel Corporation continues to defend the suit vigorously.

        Tracinda Corporation filed a lawsuit in 2000 against Daimler AG (formerly DaimlerChrysler AG) and some of the members of its Supervisory Board and Board of Management alleging that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler Corporation and Daimler-Benz AG in 1998. On April 7, 2005, the United States District Court for the District of Delaware rendered a judgment in favor of the defendants and against Tracinda Corporation on all claims finding that there had been no fraud and no violation of U.S. securities laws. Tracinda appealed the decision to the United States Court of Appeals for the Third Circuit. On September 18, 2007 the United States Court of Appeals for the Third Circuit affirmed the District Court's judgment in all respects.

        A purported class action was filed against Daimler AG (formerly DaimlerChrysler AG) and some members of its Board of Management in 2004 in the United States District Court for the District of Delaware on behalf of current or former Daimler shareholders who are neither citizens nor residents of the United States and who acquired their Daimler shares on or through a foreign stock exchange. The complaint, contained allegations similar to those in the Tracinda case and the prior class action. On January 24, 2006, the Court granted Daimler's motion to dismiss the complaint, declining to exercise jurisdiction over the case. On February 17, 2006, the plaintiffs appealed the decision to the United States Court of Appeals for the Third Circuit. After the Court of Appeals for the Third Circuit ruled in favor of defendants in the Tracinda case, plaintiffs signed a stipulation of dismissal on November 16, 2007, and the Court of Appeals for the Third Circuit dismissed the case on November 27, 2007.

        Several lawsuits, including putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and different countries asserting claims relating to the practice of apartheid in South Africa. One of the lawsuits names Daimler AG (formerly DaimlerChrysler AG) as a defendant. The lawsuits were consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including Daimler. Upon plaintiffs' appeal, the United States Court of Appeals for the Second Circuit partly vacated the District Court's decision on October 12, 2007, and remanded the case back to the District Court for further proceedings. In January 2008, the defendant group filed a petition for a writ of certiorari with the Supreme Court of the United States.

        As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler (formerly DaimlerChrysler) including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (FCPA). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with the office of a German public prosecutor regarding these matters.

        In connection with our internal investigation, we have determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions. We have also identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of Daimler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.

        We have taken various actions designed to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising our governance policies and internal control procedures, and taking personnel actions.

        We are working towards completing our internal investigation into possible violations of law. Some investigative and remediation work, however, is still ongoing and further issues may arise as we complete the investigation. The DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against

Daimler and certain of its employees, as well as additional changes to its business practices and compliance programs.

        We also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. We voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions and took various remedial actions to address these issues.

        As previously reported, the SEC and DOJ are investigating Daimler AG (formerly DaimlerChrysler AG) and several other companies in connection with the Oil-for-Food Program of the United Nations. We are cooperating with the authorities and are responding to information requests from the SEC and the DOJ. In addition, the United Nations Independent Inquiry Committee (IIC) that investigated the administration and management of the United Nations Oil-for-Food Program issued its final report on the United Nations' Oil-for-Food Program. In its report, the IIC concludes that Daimler knowingly made or caused to be made a kickback payment of approximately €6,950 to the former Government of Iraq, that a Daimler employee signed two side agreements to make additional payments, and that this conduct was in contravention of Program rules and the United Nations sanctions against Iraq. A German prosecutor has also commenced an investigation. If the DOJ or the SEC determines that violations of U.S. law have occurred, it could seek criminal or civil sanctions, including monetary penalties, against Daimler and certain of its employees.

        In March 2006, the Stuttgart Regional Court (Landgericht Stuttgart) approved a model case pursuant to German law (KapMuG) in connection with a lawsuit filed by shareholders of Daimler who claim damages based on the alleged unduly delayed ad hoc disclosure by Daimler in July 2005 that Professor Schrempp would leave the company at the end of 2005. In February 2007, the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) ruled that the disclosure was timely and rejected the claim. Plaintiffs filed a complaint to the German Supreme Court (Bundesgerichtshof) where the case is now pending.

        Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. We establish a provision in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in our Consolidated Financial Statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2007. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2007. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position and cash flows.

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

Significant Changes

        Except as described elsewhere in this annual report, no significant change has occurred since the date of our Consolidated Financial Statements included in this annual report.

Item 9. The Offer and Listing.

Trading Markets

        The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. Our ordinary shares are also listed on the Stuttgart Stock Exchange.

        In connection with the change of the company name from DaimlerChrysler AG to Daimler AG, we also changed the trading symbol of our ordinary shares from "DCX" to "DAI" on all stock exchanges on which our shares are listed. For additional information regarding the change of the company's name, please refer to the discussion under the heading "Introduction" in "Item 4. Information on the Company."

        Daimler AG is included in the Deutsche Aktienindex (DAX), a continuously updated, capital weighted performance index of the 30 largest German companies. The DAX is the leading index of trading on the Frankfurt Stock Exchange. As of December 31, 2007, our ordinary shares represented approximately 8.16% of the DAX. Our shares also represented 1.96% of the Dow Jones STOXX 50®, which covers stocks from 18 European countries, and 2.80% of the Dow Jones EURO STOXX 50®, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Deutsche Bank AG in Germany and The Bank of New York in the United States.

Share buyback

        In accordance with the authorization granted by our shareholders at the annual general meeting held on April 4, 2007, the board of management and the supervisory board approved a program on August 29, 2007, for the company to acquire up to 10% of its share capital for a maximum consideration of €7.5 billion.

        At December 31, 2007, Daimler AG had repurchased 49,960,000 shares at an average per share price of €69.66 for an aggregate consideration of €3.48 billion. The repurchased shares represent 4.73% of the shares outstanding at the beginning of the buyback program.

        We expect to buy back additional shares for aggregate consideration of up to approximately €4 billion by the expiration of the buyback program at the end of August 2008.

Trading on the Frankfurt Stock Exchange

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange, the most significant of the German stock exchanges, and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system which is an integral part of the Frankfurt Stock Exchange. In 2007, Xetra accounted for approximately 98.3% of the trading volume of our ordinary shares on the Frankfurt Stock Exchange. The table below shows, for the periods indicated, the Xetra high and low sales prices for our ordinary shares.

	Price Per Daimler Ordinary Share[1]
	High	Low
	(€)	(€)
Annual highs and lows
2003	37.58	23.71
2004	39.41	31.63
2005	45.65	30.20
2006	50.09	37.01
2007	77.76	46.30
Quarterly highs and lows
2006
First Quarter	50.09	42.66
Second Quarter	48.92	37.01
Third Quarter	41.49	37.07
Fourth Quarter	48.41	39.19
2007
First Quarter	62.00	46.30
Second Quarter	69.18	58.49
Third Quarter	70.64	59.40
Fourth Quarter	77.76	64.15
Monthly highs and lows
2007
August	66.48	59.40
September	70.64	63.88
October	77.76	71.79
November	74.96	64.24
December	70.25	64.15
2008
January	64.68	48.24
February (through February 11, 2008)	54.18	50.28

1
The share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 11, 2008, the closing sales price for our ordinary shares on Xetra was €50.28. This price was equivalent to $72.94 per ordinary share, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information." Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2007 was 9.9 million. As of December 31, 2007, the market capitalization of our company on the Frankfurt Stock Exchange was €67.4 billion.

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per Daimler Ordinary Share[1]
	High	Low
	($)	($)
Annual highs and lows
2003	46.85	26.27
2004	49.26	40.20
2005	54.83	39.03
2006	61.97	46.56
2007	111.60	60.06
Quarterly highs and lows
2006
First Quarter	59.80	51.41
Second Quarter	60.04	46.56
Third Quarter	53.30	46.79
Fourth Quarter	61.97	49.80
2007
First Quarter	82.67	60.06
Second Quarter	92.37	79.02
Third Quarter	100.20	79.45
Fourth Quarter	111.60	91.57
Monthly highs and lows
2007
August	91.18	79.45
September	100.20	88.93
October	111.60	101.93
November	108.66	93.95
December	103.41	91.57
2008
January	94.75	74.40
February (through February 11, 2008)	80.68	73.64

1
The share prices provided are intra-day prices through December 31, 2003, and closing prices for all periods presented since January 1, 2004.

        On February 11, 2008, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was $73.64.

Item 10. Additional Information.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        In connection with the transfer of most of our aerospace activities to EADS in July 2000, Dornier GmbH became an indirect subsidiary of EADS. Some of Dornier's minority shareholders have the right, exercisable at any time, to exchange their shares in Dornier for cash, for Daimler ordinary shares, or for shares in our subsidiary Daimler Luft- und Raumfahrt Holding Aktiengesellschaft which holds a minority interest in DADC Luft- und Raumfahrt Beteiligungs AG, the holding company for the Dornier companies. Those Dornier shareholders who previously exchanged some or all of their Dornier shares for shares of Daimler Luft- und Raumfahrt Holding Aktiengesellschaft retain the right to exchange these new shares for cash or for Daimler ordinary shares and some of them have already partially exercised that right.

        For information on shares and options held by members of our supervisory board, our board of management, and our other senior executives, please refer to "Item 6. Directors, Senior Management and Employees — Share Ownership."

ARTICLES OF INCORPORATION

Organization and Register

        Daimler AG is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). It is registered in the Commercial Register (Handelsregister) maintained by the local court in Stuttgart, Germany, under the entry number "HRB 19360."

Corporate Governance

        Daimler AG has three separate governing bodies: the general meeting of shareholders, the supervisory board and the board of management. Their roles are defined by German law and by the corporation's articles of incorporation (Satzung), and may be described generally as follows:

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

        The Board of Management which acts under the principle of collective responsibility manages our day-to-day business. It is authorized to represent Daimler AG and to enter into binding agreements with third parties on its behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies, financial condition and other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board at the same time.

        Several of our specific corporate governance provisions are summarized below.

Business Purposes

        As stated in Section 2 of our articles of incorporation, our business purpose is to engage, directly or indirectly, in business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business:

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

        Our articles authorize us to take all actions that serve the attainment of our business purposes, except that we (Daimler AG) are not permitted to carry out directly financial service transactions as well as banking and real property transactions that require a government license.

Directors

        Under German law, our supervisory board members and board of management members owe duties of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of the company, our shareholders, our employees and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages. Board members are not liable to our company if they acted pursuant to a lawful resolution of the shareholders' meeting. A board member is not liable for breach of duty for a business decision that he or she reasonably believes is based on appropriate information and is in the company's interest. Supervisory board and board of management members are not obligated to own shares of the corporation to qualify for board membership. We have, however, established stock ownership guidelines for members of our board of management which require that a portion of their personal assets consist of Daimler shares. Although German law permits us to make loans to members of our supervisory board and board of management if approved by the supervisory board, the U.S. Sarbanes Oxley Act (also applicable to foreign private issuers like us) prohibits almost all such loans. German law stipulates that our supervisory board and board of management members may not vote on a matter that concerns ratification of his or her own acts or discharges the board member from liability or enforcement of a claim against the board member by our company. The shareholder representatives of our supervisory board are elected for varying terms of office. For further information about our supervisory board and board of management, including compensation and term of office, please refer to "Item 6. Directors, Senior Management and Employees."

Ordinary Shares

        Our capital stock consists solely of one class of ordinary shares without par value (Stückaktien), which we issue in registered form. Record holders of our ordinary shares are registered in our share register (Aktienregister). Registrar Services GmbH, a subsidiary of Deutsche Bank AG, acts as our transfer agent and registrar in Germany and various other countries and administers our share register on our behalf. Our transfer agent and registrar in the United States is The Bank of New York.

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

        Redemption.    Our share capital may be reduced by a specific resolution adopted by our shareholders. Our share capital may also be reduced by retiring and canceling shares received in connection with a share buyback program authorized by our shareholders.

        Preemptive Rights.    Our articles of incorporation provide that the preemptive right (Bezugsrecht) of shareholders to subscribe for any issue of additional shares in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

        Liquidation.    If Daimler AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities are paid would be distributed to its shareholders in proportion to their shareholdings.

        No Limitation on Foreign or Substantial Ownership.    Neither German law nor our articles of incorporation limit the rights of persons who are not citizens or residents of Germany, or who hold a substantial number of our shares, with respect to holding or voting our ordinary shares.

Dividends

        We declare and pay dividends on our ordinary shares once a year after approval by the annual general meeting of our shareholders. Our supervisory board approves the unconsolidated financial statements (prepared in accordance with German GAAP) of the Group's parent company, Daimler AG, proposed by our board of management for each fiscal year and both boards recommend a disposition of all unappropriated profits, including the amount of net profits to be distributed as a dividend, to our shareholders for approval at the meeting. Shareholders holding shares on the date of the annual general meeting are entitled to receive the dividend. We pay dividends to shareholders in proportion to their percentage ownership of our outstanding share capital. A shareholder's right to claim a dividend expires on the fourth anniversary of the end of the year in which the entitlement to the dividend arises.

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

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our outstanding shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we present the Daimler AG financial statements, the consolidated financial statements of the Group, the management reports for Daimler AG and the Group and the report of the supervisory board. We further ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the disposition of unappropriated profit (determined in accordance with German GAAP) of the Group's parent company, Daimler AG, and to appoint the independent auditor proposed by the supervisory board on recommendation of the audit committee. Our shareholders also elect their representatives to our supervisory board at the general meeting for terms of up to five years.

        Amendments to our articles of incorporation and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least €500,000 of the company's share capital.

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

Disclosure of Shareholdings

        Our articles do not require shareholders to disclose their shareholdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if the voting rights reach, exceed or fall below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation's outstanding voting rights. We are obliged to publish these notifications throughout the European Union and to forward the notifications to the Register of Companies (Unternehmensregister) which discloses the information on the internet.

Basis of Potential Claims

        Claims against members of our supervisory board or board of management may be asserted on behalf of Daimler AG if the shareholders' meeting so resolves by simple majority. The claim must be brought within six months from the day of the annual meeting of shareholders at which the resolution was passed. Admission of an action against the supervisory board and board of management members on behalf of the company may be claimed by shareholders holding in the aggregate at least 1% of the issued shares or shares representing at least €100,000 of our capital stock. The competent court will allow the action to proceed if (i) the shareholders acquired their shares before any information was published from which they became aware of the alleged breach of duty or damage; (ii) the company failed to file a suit itself within a reasonable period of time after being asked to do so by the shareholders; (iii) facts exist that justify the suspicion that the company has suffered damage by dishonesty or gross breach of the law or the articles; and (iv) there are no overriding interests of the company against the assertion of such damage claim.

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code that recommends specific governance practices. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the Code's recommendations have been and are being met or, if not, which recommendations have not or are not being applied. Shareholders must be given permanent access to such declaration. Our supervisory board and board of management issued a statement declaring that we comply with the Corporate Governance Code, subject to the exceptions identified in the declaration. An English translation of the declaration is an exhibit to this annual report and is also available on our website at http://www.daimler.com/dccom/0-5-58949-1-58937-1-0-0-0-0-0-8-7145-0-0-0-0-0.html.

Disclosure in accordance with the listing standards of the New York Stock Exchange (NYSE)

        A general description of the differences between Daimler's corporate governance practices and those applicable to U.S. companies as required by the NYSE corporate governance listing standards is available on our website at http://www.daimler.com/dccom/0-5-168481-1-168485-1-0-0-0-0-0-8-7145-0-0-0-0-0-0-0.html.

MATERIAL CONTRACTS

        On May 14, 2007, DaimlerChrysler AG, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and a subsidiary of the private-equity firm Cerberus Capital Management L.P. (Cerberus) entered into a Contribution Agreement pursuant to which we agreed to transfer a majority interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA-region (the Chrysler activities) to a subsidiary of Cerberus. The agreement provided for Cerberus to make a capital contribution of €5.2 billion (US$7.2 billion) in return for an 80.1% equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities. We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC. The transaction closed on August 3, 2007.

        In connection with the Chrysler transaction, our subsidiary DaimlerChrysler North America Finance Corporation agreed pursuant to that certain Second Lien Term Loan Agreement, dated as of August 3, 2007, among Carco Intermediate Holdco II, LLC, Chrysler LLC, the several banks and other financial institutions or entities from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, as amended to date, to provide second lien loans of up to $1.5 billion. These loans, which may be drawn by August 3, 2008, would be used in Chrysler's automotive business and would be due February 2014. DaimlerChrysler North America Finance Corporation has the right to sell this commitment or any loan provided thereunder in the credit market, subject to the consent of Chrysler LLC, as borrower, and JP Morgan as administrative agent, such consent not be unreasonably withheld. As of February 11, 2008, Chrysler had not made use of this commitment, but pursuant to the terms of its First Lien Term Loan Agreement, Chrysler is prohibited from allowing the commitments under the Second Lien Term Loan Agreement to expire without drawing the loans.

        For additional information on the Chrysler transaction, please refer to the information under the heading "Introduction" in "Item 4. Information on the Company" and to Note 2 to our Consolidated Financial Statements.

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

  •
  are a beneficial owner of Daimler ordinary shares;

  •
  are holding such ordinary shares as a capital asset;

  •
  are a resident of the United States for purposes of the United States-Germany income tax treaty (the "Income Tax Treaty"), which generally includes: an individual U.S. resident and a corporation (or other entity treated as a corporation for United States federal income tax purposes) that is created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  are not holding any of our ordinary shares as part of the business property of your permanent establishment in Germany or, if you are an individual, as part of your fixed base in Germany that you use to perform independent personal services; and

  •
  are not subject to the limitation on benefits restrictions in the Income Tax Treaty, if you are not an individual.

        We have based our discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report. These tax laws are subject to change, possibly with retroactive effect. Our discussion does not address all aspects of United States federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, our discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of an employee stock option or shares otherwise received as compensation and it does not include tax consequences to shareholders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, tax-exempt organizations, broker dealers and corporations that own 10% or more of our ordinary shares). This discussion does not address the tax consequences to any person who owns an interest in a partnership or any other pass-through entity that holds Daimler ordinary shares. The discussion also does not address the consequences of the alternative minimum tax to any person or any aspects of state, local or non-United States tax law other than some aspects of German tax law.

        We strongly urge you to consult your tax advisor as to the United States federal income and German tax consequences and any other tax consequences of holding our ordinary shares. You should also discuss with your tax advisor any facts and circumstances that may be unique to you.

Withholding Tax on Dividends

        German law requires German corporations, including Daimler AG, to withhold German tax on dividends paid to non-resident stockholders at a total effective rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge). U.S. shareholders can obtain a partial refund of this 21.1% aggregate German withholding tax under the Income Tax Treaty.

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

        You must include Daimler's euro-denominated dividends in your gross income in a dollar equivalent amount that is based on the exchange rate on the date you receive or are treated as having received the dividends. If you convert these dividends into dollars on the date you receive or are treated as having received the dividends, you should not be required to recognize foreign currency gain or loss on the dividend. You may, however, be required to recognize foreign currency gain or loss on your receipt of refunds of German withholding tax to the extent that

(A) the dollar value of the refund you received or were treated as having received differs from (B) the dollar equivalent of the refund on the date you received or were treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.

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

        If you have not done so within the past three years, you must also submit to the German tax authorities IRS Form 6166, Certification of United States Residency. A shareholder seeking the Form 6166 certification must complete IRS Form 8802, Application for United States Residency Certification. A user fee is charged by the IRS to process Form 8802. The user fee is $35 for a request for up to 20 original Forms 6166 issued under a single taxpayer identification number ("TIN"). Additional user fees apply to additional requests for Form 6166 under the same TIN or requests for Form 6166 under a different TIN. The user fee must be in the form of a check, money order or electronic payment payable in U.S. dollars to the United States Treasury.

        If you choose to submit the user fee in the form of a check or money order, you must send the completed Form 8802, all required statements and documentation and the appropriate user fee to the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530, USA, or by private delivery service to Citibank, Attn: IRS Lockbox Operations, 1617 Brett Road, New Castle, DE 19720-2425. If you choose to submit the user fee by electronic payment, you must send the completed Form 8802 and all required statements and documentation to the Internal Revenue Service, 11601 Roosevelt Blvd., Drop point N322 — US Certs Dept., Philadelphia, PA 19154. The Certification requests are generally processed within 45 days from the date received. This certification remains valid for three years, and you need only resubmit it in a fourth year if you would like to apply for a refund after the initial three-year period ends. Form 8802 and the related instructions can be found on the IRS website at http://www.irs.gov.

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

        Form 1099-DIV for 2007 will report the gross amount of Daimler qualified dividends in Box 1b. Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the Daimler dividend.

        Special rules for determining a taxpayer's foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those of Internal Revenue Code section 904(b)(2)(B) concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income.

Taxation of Capital Gains

        The Income Tax Treaty provides that the German capital gains tax does not apply to gains on the sale or other disposition of your Daimler ordinary shares.

        If you sell or otherwise dispose of your Daimler ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in those shares. If you are an individual and you have held the Daimler ordinary shares more than 12 months, the capital gain will generally be subject to a maximum United States federal income tax rate of 15%.

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

DOCUMENTS ON DISPLAY

        You may read and copy the reports and other information we file with the United States Securities and Exchange Commission (SEC), including this annual report and the exhibits thereto, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the SEC electronically through the SEC's website at www.sec.gov. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

        The global nature of our businesses exposes us to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect our operating results and financial condition. We are also exposed to equity price risk. Our equity price risk assessment does not include non-controlling equity interests we hold in other companies, which we classify as long-term investments. The equity price risk of the remaining positions is not material to us. In addition, we are exposed to commodity price risk associated with our business operations.

        We seek to manage and control these market risks primarily through our regular operating and financing activities, but we also use derivative financial instruments when we deem it appropriate. We evaluate these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

        Any market sensitive instruments, including equity and interest bearing securities, that our pension and other post-employment benefit plans hold are not included in this quantitative or qualitative analysis. Please refer to Note 21 to our Consolidated Financial Statements for additional information regarding our pension and other post-employment benefit plans.

        For a description of how we account for derivative financial instruments refer to Notes 1 and 29 to our Consolidated Financial Statements.

        As part of our risk management control systems we employ value-at-risk analyses as recommended by the Bank for International Settlements. In performing these analyses we quantify our market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices on a continuous basis by predicting the potential maximum loss over a target time horizon (holding period) within a given confidence level. The value-at-risk calculations we employ:

  •
  express potential losses in fair values;

  •
  are based on the variance co-variance approach; and

  •
  assume a 99% confidence level and a holding period of five days.

        When we calculate the value-at-risk of our portfolio of financial instruments, we first compute the current fair value of these financial instruments. We then determine the impact of relevant market risk factors, such as foreign currency exchange rates or interest rates, on our portfolio value, which means we quantify the sensitivity of our portfolio to these factors. Based on expected volatilities and correlations of these market risk factors which we obtain from the RiskMetrics™ dataset, we compute potential changes of the portfolio value by applying the variance co-variance approach. The variance co-variance approach is a statistical method used to quantify the total impact of all relevant market risk factors on the portfolio value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, we obtain our value-at-risk. The 99% confidence level and the five-day holding period indicate that there is only a 1% statistical probability that the value-at-risk will be exceeded by losses at the end of the five-day holding period.

        In accordance with the organizational standards of the international banking industry, we maintain our risk management control systems independent of our corporate treasury and with a separate reporting line.

        Please also refer to our risk management report regarding our financial instruments in Note 30 to our Consolidated Financial Statements for additional information regarding our exposure to market risks and the various activities and instruments we use to manage them.

EXCHANGE RATE RISK

Transaction Risk and Currency Risk Management

        The global nature of our businesses exposes our operations and reported financial results and cash flows to the risks arising from fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen and other world currencies against the euro. Our businesses are exposed to transaction risk whenever we have revenue in a currency that is different from the currency in which we incur the costs of generating such revenue. Once we convert the revenue into the currency in which we incur the costs, the revenue may be inadequate to cover the costs if the value of the currency in which we generated the revenue declined in the interim relative to the currency in which we incurred the costs. This risk exposure primarily affects our Mercedes-Benz Cars segment, which generates a significant portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. Our Daimler Trucks segment is also subject to transaction risk, but only to a minor degree because of its global production network. The Mercedes-Benz Vans and Daimler Buses units included in Vans, Buses, Other are also directly exposed to transaction risk, but, in comparison to the Mercedes-Benz Cars and the Daimler Trucks segments, to a minor degree. In addition, Vans, Buses, Other is indirectly exposed to transaction risks through its equity investments in EADS and Chrysler, both of which we account for using the equity method.

        Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that revenue generated in a particular currency balance out costs in the same currency, even if the revenue arises from a different transaction than that in which we incur the costs. As a result, only the unmatched amounts are subject to transaction risk. In addition, natural hedging opportunities exist to the extent that currency exposures of the operating businesses of our segments offset each other at Group level, thereby reducing overall currency exposure. These natural hedges eliminate the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, we attempt, where appropriate, to increase cash outflows in the same currencies in which we have a net excess inflow.

        In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our exposure to currency risks and we hedge a portion of those risks by using derivative financial instruments. We manage our currency exposure and the use of currency derivatives through our currency committee. Our currency committee consists of members from our corporate treasury department, our vehicle businesses and our corporate controlling department. Our corporate treasury department assesses foreign currency exposures and carries out the currency committee's decisions concerning foreign currency hedging through transactions with international financial institutions. Our risk controlling regularly informs our board of management of the corporate treasury department's actions.

        The principal derivative financial instruments we use to cover foreign currency exposure are forward foreign exchange contracts and currency options. Our policy is to use a mixture of these instruments depending on our view of market conditions and to hedge short term exposures to a higher extent.

        The following table shows the period-end, high, low and average value-at-risk figures for our 2007 and 2006 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis. The offsetting transactions underlying our derivative financial instruments, predominantly forecasted transactions, are not included in the following value-at-risk presentation.

	2007				2006
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Exchange Rate Risk	236	236	147	183	208	326	208	261

        The average value-at-risk of the derivative financial instruments we used to hedge exchange rate risk was lower in 2007 compared to 2006. The increase in the value-at-risk at period-end 2007 resulted primarily from increasing exchange rate volatilities during the second half of 2007.

Effects of Currency Translation

        Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the income statements of these subsidiaries into euros so that we can include their financial results in our Consolidated Financial Statements. Period-to-period changes in the average exchange rate for a particular country's currency may significantly affect the translation of, for example, revenue, earnings before interest and taxes (EBIT) and net profit (loss) denominated in that currency into euros. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

        We have significant assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and reside primarily at our U.S. holding subsidiary, Daimler North America Corporation, and at our financial services companies. When we convert net asset values into euros, currency fluctuations result in period-to-period changes in those net asset values. Our equity position reflects these changes in net asset values, and we continually assess and evaluate the long-term currency risk inherent in these investments. We do not hedge against this type of risk. The carrying amounts of our investments in Chrysler may also be negatively affected by changes in the exchange rate between the U.S. dollar and the euro.

INTEREST RATE RISK

        We hold a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of our day-to-day operations. Additionally, a substantial volume of interest rate sensitive assets and liabilities relates to the leasing and sales financing business operated by our Daimler Financial Services segment. Our Daimler Financial Services companies enter into transactions with customers which primarily result in fixed-rate receivables. Our general policy is to match funding in terms of maturities and interest rates, where economically feasible. For a limited portion of the receivables portfolio, however, the funding does not match in terms of maturities and interest rates. As a result, we are exposed to risks due to changes in interest rates.

        We coordinate funding activities of the industrial business and the Daimler financial services business at Group level. We use interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

        The following table shows the period-end, high, low and average value-at-risk figures for our 2007 and 2006 portfolio of interest rate sensitive financial instruments, including our leasing and sales financing business. We have computed the average exposure based on an end-of-quarter basis.

	2007				2006
Value-at-Risk	Period- End	High	Low	Average	Period- End	High	Low	Average
	(€ in millions)
Interest Rate Risk	51	54	39	47	32	78	32	48

        The period-end value-at-risk of interest rate sensitive financial instruments was higher in 2007 than 2006 due to increasing interest rate volatilities. The deconsolidation of the Chrysler-related interest rate sensitive financial instruments in August 2007 did not materially affect the value-at-risk figures in 2007.

EQUITY PRICE RISK

        We hold equity investments and equity derivatives. According to international banking standards, we do not include equity investments which we classify as long term investments in our equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. In 2007, we realized gains from the derivative transactions related to our equity investment in EADS. Changes in the fair market value of these derivatives essentially offset changes in the fair market value of the underlying investment. For further information in this regard, please refer to Note 12 to our Consolidated Financial Statements. The equity price risk of the remaining positions is not, and was not in 2007 and 2006, material to us. Accordingly, we are not presenting the value-at-risk figures for our equity price risk. Please refer to Note 29 to our Consolidated Financial Statements for additional information about our financial instruments and their fair market values.

COMMODITY PRICE RISK

        We are exposed to changes in prices of commodities, such as steel, used in the manufacturing of vehicle components. For further information about commodities, refer to the discussion under the heading "Supplies and Raw Material" in "Item 4. Information on the Company."

        To a minor extent, we use derivative commodity instruments to reduce some of our commodity price risk, mainly our risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2007 and 2006 was not, and is currently not, significant to us. Therefore, we are not presenting the value-at-risk figures for these derivative commodity instruments.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        On July 30, 2007, we announced that, pursuant to the terms of, and as permitted by, the indenture, dated as of September 17, 1996, as amended and supplemented, among DaimlerChrysler North America Holding Corporation, DaimlerChrysler Canada Finance Inc. and DaimlerChrysler International Finance B.V., as issuers, DaimlerChrysler AG, as guarantor and The Bank of New York, as successor trustee, we replaced and substituted DaimlerChrysler North America Holding Corporation as an issuer under the indenture with Daimler Finance North America LLC, a wholly owned, indirect subsidiary of Daimler AG and a Delaware limited liability company. In connection with the substitution, Daimler Finance North America LLC has assumed all the obligations of DaimlerChrysler North America Holding Corporation for the due and punctual payment of principal of, and interest on and all other amounts due on, securities of any series that had been issued by DaimlerChrysler North America Holding Corporation under the indenture, including the 8.5% Notes due January 18, 2031 registered on the New York Stock Exchange, and the performance of every covenant of any such securities and the indenture applicable to any such securities. Daimler AG also confirmed that its guarantees of any securities previously issued by DaimlerChrysler North America Holding Corporation under the indenture continue to apply to such securities as obligations of Daimler Finance North America LLC.

Item 15. Controls and Procedures.

        Disclosure controls and procedures.    Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of management and the member of our board of management responsible for Finance & Controlling/Financial Services, has evaluated, as of December 31, 2007, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the chairman of our board of management and the member of the board of management responsible for Finance & Controlling/Financial Services have concluded that, as of December 31, 2007, our disclosure controls and procedures are effective to achieve their intended objectives.

        Management's annual report on internal control over financial reporting.    The management of Daimler is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Daimler's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

        Based on its assessment, management believes that, as of December 31, 2007, the company's internal control over financial reporting is effective.

        KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company's internal control over financial reporting as of December 31, 2007. This attestation report appears on page F-3.

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

Item 16B. Code of Ethics.

        Our supervisory board has adopted our code of ethics, a code that applies to members of the board of management, including its chairman and the member responsible for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at http://www.daimler.com/dccom/0-5-168351-1-168355-1-0-0-0-0-0-8-7145-0-0-0-0-0-0-0.html. We amended our code of ethics in February 2007 to update its conflicts of interest provisions by requiring compliance with our new Conflicts of Interests Policy and to require senior officers to disclose possible conflicts to our Business Practices Committee rather than to their direct superiors.

Item 16C. Principal Accountant Fees and Services.

        At the annual meeting held on April 4, 2007, our shareholders appointed KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Berlin and Frankfurt am Main to serve as our independent auditor for the 2007 fiscal year. For additional information regarding the appointment of our independent auditor please refer to "Item 6. Directors, Senior Management and Employees." The following table summarizes fees charged in connection with professional services provided by KPMG DTG and other independent member firms within the international KPMG network for each of the last two fiscal years.

	Year Ended December 31,
	2007	2006
	(€ in millions)
Audit Fees	63	62
Audit-Related Fees	3	4
Tax Fees	2	3
All Other Fees	3	4

Total sales	71	73

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

Audit Committee's Pre-approval Policies and Procedures.

        Our audit committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our audit committee and the appointment of our independent auditor, please refer to "Item 6. Directors, Senior Management and Employees." In 2003, our audit committee adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit Related Services, Tax Services, and Other Services that may be performed by our independent auditors. In addition, the audit committee limited the aggregate amount in fees our independent auditors may receive during the 2007 fiscal year for non-audit services in certain categories.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

        Mr. Erich Klemm and Mr. Stefan Schwaab are employees of Daimler who are non-executive officers serving on our supervisory board and our audit committee consistent with German law (Co-determination Act) and the company's rules of procedure for the supervisory board. As such, they are exempt under Rule 10A-3(b)(1)(iv)(C) of the Securities Exchange Act of 1934 from the New York Stock Exchange listing standard for audit committees relating to "independence." We do not believe that their status as employees materially adversely affects the ability of our audit committee to act independently.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        The following table sets out certain information concerning purchases by us during 2007:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in €)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[2]
January 1/1/07 - 1/31/07	—	—	—	—
February 2/1/07 - 2/28/07	79,585	51.65	—	—
March 3/1/07 - 3/31/07	222,627	51.99	—	—
April 4/1/07 - 4/30/07	—	—	—	—
May 5/1/07 - 5/31/07	—	—	—	—
June 6/1/07 - 6/30/07	—	—	—	—
July 7/1/07 - 7/31/07	—	—	—	—
August 8/1/07 - 8/31/07	1,375,000	64.02	1,375,000	102,692,307
September 9/1/07 - 9/30/07	14,390,000	66.72	14,390,000	101,317,307
October 10/1/07 - 10/31/07	13,596,729	74.28	13,445,000	85,807,502
November 11/1/07 - 11/30/07	16,366,000	69.05	16,366,000	72,362,502
December 12/1/07 - 12/31/07	4,384,000	69.10	4,384,000	55,996,502

Total	50,413,941	69.56	49,960,000	49,808,314

1
In accordance with the authorization granted by the shareholders at the annual general meeting held on April 4, 2007, the board of management and the supervisory board approved a program on August 29, 2007, for the company to acquire a portion of its outstanding shares up to 10% of its share capital and a maximum consideration of €7.5 billion. We expect to buy back additional shares for aggregate consideration of up to approximately €4 billion by the expiration of the buyback program at the end of August 2008. For further information in this regard, please refer to "Item 9. The Offer and Listing."

2
Daimler AG ordinary shares are no par value shares and the authorization granted is limited to 10% of Daimler AG's share capital (or a maximum consideration of €7.5 billion), whichever comes first. As a result, the number of shares that may yet be purchased at the end of a given month changes not only as a result of purchases made during the respective month but also as a result of cancellations of shares which reduce the share capital accordingly.

        The shares recorded in the above table include purchases of 453,941 Daimler AG's ordinary shares made under our supported employee stock ownership programs.

        Purchases of Daimler AG's ordinary shares or certificates and options on those shares made by our sponsored pension and other post-employment benefit plans are not recorded in the above table. Our sponsored pension and other post-employment benefit plans purchased in 2007 an aggregate amount of 291,032 certificates on Daimler AG's ordinary shares for an average price per unit of €63.52.

PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements on pages F-1 through F-89.

Item 19. Exhibits.

We have filed the following documents as exhibits to this annual report:
1.1	Articles of Incorporation (Satzung) of Daimler AG as amended to date.
2.1	The total amount of long-term debt securities of Daimler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Daimler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	The following agreements (without exhibits and schedules): Contribution Agreement, dated May 14, 2007, among DaimlerChrysler AG, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and CG Investor, LLC; Second Lien Term Loan Agreement, dated as of August 3, 2007, among Carco Intermediate Holdco II, LLC, Chrysler LLC, the several banks and other financial institutions or entities from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto; First Omnibus Amendment, dated as of September 28, 2007, to, among others, Second Lien Credit Arrangement; and Second Amendment, dated as of November 29, 2007, to Second Lien Credit Agreement.
7.	Ratios of Earnings to Fixed Charges.
8.1	List of subsidiaries.
12.1	Certification of the Chairman of the Board of Management pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management, Finance & Controlling/Financial Services pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.
15.1	Declaration by the Board of Management and Supervisory Board of Daimler AG pursuant to §161 Joint Stock Corporation Act (AktG) regarding the amended German Corporate Governance Code in effect as of June 14, 2007.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 27, 2008

DAIMLER AG
By:	/s/ DIETER ZETSCHE Dr. Dieter Zetsche Chairman of the Board of Management / Head of Mercedes-Benz Cars
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling / Financial Services

DAIMLER AG

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Daimler AG:

        We have audited the accompanying consolidated balance sheets of Daimler AG and subsidiaries (formerly DaimlerChrysler AG; "Daimler") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of Daimler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daimler as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Daimler's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008 expressed an unqualified opinion on the effectiveness of Daimler's internal control over financial reporting.

        KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Daimler AG:

        We have audited Daimler AG's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Daimler AG's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, Daimler AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Daimler AG and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 25, 2008

DAIMLER AG AND SUBSIDIARIES
Consolidated Statements of Income

		Consolidated
		Year ended December 31,
(in millions of €)	Note	2007	2006	2005

Revenue	3	99,399	99,222	95,209

Cost of sales	4	(75,404)	(78,782)	(76,663)

Gross profit		23,995	20,440	18,546

Selling expenses	4	(8,956)	(8,936)	(9,006)

General administrative expenses	4	(4,023)	(4,088)	(3,862)

Research and non-capitalized development costs		(3,158)	(3,018)	(3,337)

Other operating income (expense), net	5	27	642	(171)

Share of profit (loss) from companies accounted for using the equity method, net	12	1,053	(148)	372

Other financial income (expense), net	6	(228)	100	331

Earnings before interest and taxes (EBIT)[2]		8,710	4,992	2,873

Interest income (expense), net	7	471	(90)	(447)

Profit before income taxes		9,181	4,902	2,426

Income tax (expense) benefit	8	(4,326)	(1,736)	(173)

Net profit from continuing operations		4,855	3,166	2,253

Net profit (loss) from discontinued operations	2	(870)	617	1,962

Net profit		3,985	3,783	4,215

Minority interest		(6)	(39)	(66)

Profit attributable to shareholders of Daimler AG		3,979	3,744	4,149

Earnings (loss) per share (in €) for profit attributable to shareholders of Daimler AG	33

Basic

Net profit from continuing operations		4.67	3.06	2.16

Net profit (loss) from discontinued operations		(0.84)	0.60	1.93

Net profit		3.83	3.66	4.09

Diluted

Net profit from continuing operations		4.63	3.04	2.15

Net profit (loss) from discontinued operations		(0.83)	0.60	1.93

Net profit		3.80	3.64	4.08

2
EBIT includes expenses from compounding of provisions (2007: €444 million; 2006: €418 million; 2005: €350 million).

The accompanying notes are an integral part of these Consolidated Financial Statements

DAIMLER AG AND SUBSIDIARIES
Consolidated Statements of Income

Industrial Business[1]			Daimler Financial Services[1]
Year ended December 31,			Year ended December 31,
2007	2006	2005	2007	2006	2005	(in millions of €)

90,688	91,116	87,415	8,711	8,106	7,794	Revenue

(68,168)	(72,215)	(70,288)	(7,236)	(6,567)	(6,375)	Cost of sales

22,520	18,901	17,127	1,475	1,539	1,419	Gross profit

(8,643)	(8,629)	(8,673)	(313)	(307)	(333)	Selling expenses

(3,492)	(3,618)	(3,310)	(531)	(470)	(552)	General administrative expenses

(3,158)	(3,018)	(3,337)	—	—	—	Research and non-capitalized development costs

35	617	(209)	(8)	25	38	Other operating income (expense), net

1,051	(174)	429	2	26	(57)	Share of profit (loss) from companies accounted for using the equity method, net

(233)	106	333	5	(6)	(2)	Other financial income (expense), net

8,080	4,185	2,360	630	807	513	Earnings before interest and taxes (EBIT)[2]

482	(80)	(441)	(11)	(10)	(6)	Interest income (expense), net

8,562	4,105	1,919	619	797	507	Profit before income taxes

(4,101)	(1,398)	55	(225)	(338)	(228)	Income tax (expense) benefit

4,461	2,707	1,974	394	459	279	Net profit from continuing operations

(1,850)	46	1,383	980	571	579	Net profit (loss) from discontinued operations

2,611	2,753	3,357	1,374	1,030	858	Net profit

1
Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

2
EBIT includes expenses from compounding of provisions (2007: €444 million; 2006: €418 million; 2005: €350 million).

DAIMLER AG AND SUBSIDIARIES
Consolidated Balance Sheets

		Consolidated		Industrial Business[1]		Daimler Financial Services[1]
		At December 31,		At December 31,		At December 31,
(in millions of €)	Note	2007	2006	2007	2006	2007	2006

Assets

Intangible assets	9	5,202	7,614	5,128	7,486	74	128

Property, plant and equipment	10	14,650	32,747	14,600	32,603	50	144

Equipment on operating leases	11	19,638	36,949	8,186	10,383	11,452	26,566

Investments accounted for using the equity method	12	5,034	5,104	4,845	4,824	189	280

Receivables from financial services	13	22,933	41,180	—	—	22,933	41,180

Other financial assets	14	3,044	5,889	2,817	5,044	227	845

Deferred tax assets	8	1,882	5,000	1,613	4,772	269	228

Other assets	15	480	2,720	339	2,611	141	109

Total non-current assets		72,863	137,203	37,528	67,723	35,335	69,480

Inventories	16	14,086	18,396	13,604	17,736	482	660

Trade receivables	17	6,361	7,671	6,135	7,423	226	248

Receivables from financial services	13	16,280	35,989	—	—	16,280	35,989

Cash and cash equivalents		15,631	8,409	14,894	6,060	737	2,349

Other financial assets	14	6,583	7,043	77	6	6,506	7,037

Other assets	15	2,368	2,923	(68)	479	2,436	2,444

Sub-total current assets		61,309	80,431	34,642	31,704	26,667	48,727

Assets held for sale (Potsdamer Platz)	18	922	—	922	—	—	—

Total current assets		62,231	80,431	35,564	31,704	26,667	48,727

Total assets		135,094	217,634	73,092	99,427	62,002	118,207

Equity and liabilities

Share capital		2,766	2,673

Capital reserves		10,221	8,613

Retained earnings		22,656	23,702

Other reserves		1,075	1,937

Treasury shares		—	—

Equity attributable to shareholders of Daimler AG		36,718	36,925

Minority interest		1,512	421

Total equity	19	38,230	37,346	33,840	28,525	4,390	8,821

Provisions for pensions and similar obligations	21	3,852	19,014	3,686	18,857	166	157

Provisions for income taxes		1,761	2,492	1,761	773	—	1,719

Provisions for other risks	22	6,129	9,801	5,984	9,601	145	200

Financing liabilities	23	31,867	53,506	11,905	4,447	19,962	49,059

Other financial liabilities	24	1,673	1,732	1,515	1,597	158	135

Deferred tax liabilities	8	673	499	(2,091)	(4,175)	2,764	4,674

Deferred income		1,855	3,296	1,351	1,849	504	1,447

Other liabilities	25	114	112	114	111	—	1

Total non-current liabilities		47,924	90,452	24,225	33,060	23,699	57,392

Trade payables		6,939	13,716	6,730	13,478	209	238

Provisions for income taxes		548	1,130	(1,180)	1,104	1,728	26

Provisions for other risks	22	7,272	14,114	7,026	13,729	246	385

Financing liabilities	23	23,100	46,030	(6,886)	(1,793)	29,986	47,823

Other financial liabilities	24	8,442	8,369	7,329	6,750	1,113	1,619

Deferred income		1,341	4,959	777	3,207	564	1,752

Other liabilities	25	1,272	1,518	1,205	1,367	67	151

Sub-total current liabilities		48,914	89,836	15,001	37,842	33,913	51,994

Liabilities held for sale (Potsdamer Platz)	18	26	—	26	—	—	—

Total current liabilities		48,940	89,836	15,027	37,842	33,913	51,994

Total equity and liabilities		135,094	217,634	73,092	99,427	62,002	118,207

1
Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Equity1

				Other reserves
								Equity attributable to share- holders of Daimler-AG
(in millions of €)	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Treasury shares		Minority interests	Total equity

Balance at January 1, 2005	2,633	8,043	18,855	—	422	2,045	—	31,998	670	32,668

Net profit	—	—	4,149	—	—	—	—	4,149	66	4,215
Income and (expenses) recognized directly in equity	—	—	—	1,967	(39)	(2,094)	—	(166)	15	(151)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	68	801	—	869	(4)	865

Total income for period	—	—	4,149	1,967	29	(1,293)	—	4,852	77	4,929

Dividends	—	—	(1,519)	—	—	—	—	(1,519)	(56)	(1,575)
Share-based payment	—	107	—	—	—	—	—	107	—	107
Issue of new shares	14	141	—	—	—	—	—	155	45	200
Acquisition of treasury shares	—	—	—	—	—	—	(21)	(21)	—	(21)
Issue of treasury shares	—	—	—	—	—	—	21	21	—	21
Other	—	(48)	—	—	—	—	—	(48)	(324)	(372)

Balance at December 31, 2005	2,647	8,243	21,485	1,967	451	752	—	35,545	412	35,957

Net profit	—	—	3,744	—	—	—	—	3,744	39	3,783
Income and (expenses) recognized directly in equity	—	—	—	(1,585)	120	414	—	(1,051)	(36)	(1,087)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	(27)	(155)	—	(182)	—	(182)

Total income for period	—	—	3,744	(1,585)	93	259	—	2,511	3	2,514

Dividends	—	—	(1,527)	—	—	—	—	(1,527)	(20)	(1,547)
Share-based payment	—	39	—	—	—	—	—	39	—	39
Issue of new shares	26	284	—	—	—	—	—	310	9	319
Acquisition of treasury shares	—	—	—	—	—	—	(29)	(29)	—	(29)
Issue of treasury shares	—	—	—	—	—	—	29	29	—	29
Other	—	47	—	—	—	—	—	47	17	64

Balance at December 31, 2006	2,673	8,613	23,702	382	544	1,011	—	36,925	421	37,346

Net profit	—	—	3,979	—	—	—	—	3,979	6	3,985
Income and (expenses) recognized directly in equity	—	—	—	(800)	(244)	32	—	(1,012)	68	(944)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	19	131	—	150	1	151

Total income for period	—	—	3,979	(800)	(225)	163	—	3,117	75	3,192

Dividends	—	—	(1,542)	—	—	—	—	(1,542)	(37)	(1,579)
Share-based payment	—	36	—	—	—	—	—	36	—	36
Issue of new shares	93	1,549	—	—	—	—	—	1,642	14	1,656
Acquisition of treasury shares	—	—	—	—	—	—	(3,510)	(3,510)	—	(3,510)
Issue of treasury shares	—	—	—	—	—	—	27	27	—	27
Retirement of own shares	—	—	(3,483)	—	—	—	3,483	—	—	—
Other	—	23	—	—	—	—	—	23	1,039	1,062

Balance at December 31, 2007	2,766	10,221	22,656	(418)	319	1,174	—	36,718	1,512	38,230

1
For other information regarding changes in equity, see Note 19

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows1

	Consolidated
(in millions of €)	2007	2006	2005

Net profit adjusted for	3,985	3,783	4,215

Depreciation and amortization	8,010	12,944	12,004

Other non-cash expense and income	3,514	177	43

(Gains) losses on disposals of assets	(1,307)	(529)	(1,228)

Change in operating assets and liabilities

— Inventories	(1,751)	68	(1,364)

— Trade receivables	215	(121)	(194)

— Trade payables	208	155	722

— Inventory-related receivables from financial services	(175)	(344)	(2,438)

— Other operating assets and liabilities	389	(1,796)	(728)

Cash provided by operating activities	13,088	14,337	11,032

Purchase of equipment on operating leases	(11,231)	(15,811)	(12,432)

Proceeds from disposals of equipment on operating leases	4,318	4,991	4,488

Additions to property, plant and equipment	(4,247)	(5,874)	(6,480)

Additions to intangible assets	(1,354)	(1,322)	(1,550)

Proceeds from disposals of property, plant and equipment and intangible assets	1,297	710	751

Investments in businesses	(159)	(473)	(552)

Proceeds from disposals of businesses	3,799	1,158	516

Cash inflow related to the transfer of the Chrysler activities	22,594	—	—

Change in wholesale receivables	(422)	57	11

Investments in retail receivables	(19,813)	(27,550)	(27,073)

Collections on retail receivables	18,959	27,225	29,736

Proceeds from sale of retail receivables	2,247	2,339	1,599

Acquisition of securities (other than trading)	(15,030)	(14,827)	(10,773)

Proceeds from sales of securities (other than trading)	19,617	13,467	11,025

Change in other cash	(38)	53	497

Cash provided by (used for) investing activities	20,537	(15,857)	(10,237)

Change in short-term financing liabilities	(9,763)	1,472	(1,318)

Additions to long-term financing liabilities	16,195	29,107	50,097

Repayment of long-term financing liabilities	(28,230)	(26,940)	(48,688)

Dividends paid (including profit transferred from subsidiaries)	(1,579)	(1,553)	(1,575)

Proceeds from issuance of share capital (including minority interest)	1,683	339	227

Purchase of treasury shares	(3,510)	(29)	(27)

Cash provided by (used for) financing activities	(25,204)	2,396	(1,284)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,199)	(530)	706

Net increase (decrease) in cash and cash equivalents	7,222	346	217

Cash and cash equivalents at the beginning of the period	8,409	8,063	7,846

Cash and cash equivalents at the end of the period	15,631	8,409	8,063

1
For other information regarding consolidated statements of cash flows, see Note 26.

2
Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows1 -- (Continued)

Industrial Business[2]			Daimler Financial Services[2]
						(in millions of €)
2007	2006	2005	2007	2006	2005

2,611	2,753	3,357	1,374	1,030	858	Net profit adjusted for

4,220	7,173	7,335	3,790	5,771	4,669	Depreciation and amortization

3,121	(464)	465	393	641	(422)	Other non-cash expense and income

(1,306)	(545)	(1,145)	(1)	16	(83)	(Gains) losses on disposals of assets

						Change in operating assets and liabilities

(1,621)	224	(1,353)	(130)	(156)	(11)	— Inventories

198	(118)	(150)	17	(3)	(44)	— Trade receivables

246	122	725	(38)	33	(3)	— Trade payables

(175)	(344)	(2,438)	—	—	—	— Inventory-related receivables from financial services

(1,706)	(2,344)	(1,027)	2,095	548	299	— Other operating assets and liabilities

5,588	6,457	5,769	7,500	7,880	5,263	Cash provided by operating activities

—	—	—	(11,231)	(15,811)	(12,432)	Purchase of equipment on operating leases

—	—	—	4,318	4,991	4,488	Proceeds from disposals of equipment on operating leases

(4,206)	(5,845)	(6,435)	(41)	(29)	(45)	Additions to property, plant and equipment

(1,327)	(1,301)	(1,529)	(27)	(21)	(21)	Additions to intangible assets

1,263	683	719	34	27	32	Proceeds from disposals of property, plant and equipment and intangible assets

(153)	(54)	(425)	(6)	(419)	(127)	Investments in businesses

3,796	1,169	187	3	(11)	329	Proceeds from disposals of businesses

24,029	—	—	(1,435)	—	—	Cash inflow related to the transfer of the Chrysler activities

(1,155)	348	1,479	733	(291)	(1,468)	Change in wholesale receivables

9,920	8,666	7,568	(29,733)	(36,216)	(34,641)	Investments in retail receivables

(7,207)	(7,548)	(6,334)	26,166	34,773	36,070	Collections on retail receivables

—	—	—	2,247	2,339	1,599	Proceeds from sale of retail receivables

(15,030)	(14,862)	(10,780)	—	35	7	Acquisition of securities (other than trading)

19,558	13,467	11,024	59	—	1	Proceeds from sales of securities (other than trading)

(216)	43	516	178	10	(19)	Change in other cash

29,272	(5,234)	(4,010)	(8,735)	(10,623)	(6,227)	Cash provided by (used for) investing activities

(7,347)	3,104	10,635	(2,416)	(1,632)	(11,953)	Change in short-term financing liabilities

(19,508)	(5,744)	(27,068)	35,703	34,851	77,165	Additions to long-term financing liabilities

5,240	1,425	14,828	(33,470)	(28,365)	(63,516)	Repayment of long-term financing liabilities

(1,179)	(722)	(413)	(400)	(831)	(1,162)	Dividends paid (including profit transferred from subsidiaries)

1,440	306	207	243	33	20	Proceeds from issuance of share capital (including minority interest)

(3,510)	(29)	(27)	—	—	—	Purchase of treasury shares

(24,864)	(1,660)	(1,838)	(340)	4,056	554	Cash provided by (used for) financing activities

(1,162)	(432)	625	(37)	(98)	81	Effect of foreign exchange rate changes on cash and cash equivalents

8,834	(869)	546	(1,612)	1,215	(329)	Net increase (decrease) in cash and cash equivalents

6,060	6,929	6,383	2,349	1,134	1,463	Cash and cash equivalents at the beginning of the period

14,894	6,060	6,929	737	2,349	1,134	Cash and cash equivalents at the end of the period

1
For other information regarding consolidated statements of cash flows, see Note 26.

2
Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

General information

        The consolidated financial statements of Daimler AG and its subsidiaries ("Daimler" or "the Group") have been prepared in accordance with International Financial Reporting Standards (IFRS) and related interpretations as issued by the International Accounting Standards Board (IASB).

        The consolidated financial statements also include all information required by the IFRS as endorsed by the European Union, as well as additional requirements as set forth in Section 315a(1) of the German Commercial Code.

        The legal consolidated financial statements of previous periods were based on United States Generally Accepted Accounting Principles (US GAAP). On April 25, 2007, Daimler additionally published consolidated financial statements in accordance with IFRS for the years 2006 and 2005 as a basis for its IFRS interim financial reporting starting in 2007. The effects of the first-time adoption of IFRS and transition from US GAAP to IFRS on equity as of January 1, 2005, and a reconciliation of net profit for 2006 and 2005 are included in those previously issued consolidated financial statements.

        Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. The company is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany. The Extraordinary Shareholder's Meeting of DaimlerChrysler AG held on October 4, 2007, approved the renaming of the company as Daimler AG.

        The consolidated financial statements of Daimler AG are presented in euros (€).

        On February 25, 2008, the Board of Management authorized the consolidated financial statements for issue.

Basis of presentation

        Applied IFRS.    The accounting policies applied in the consolidated financial statements comply with the IFRS required to be applied as of December 31, 2007.

        As of December 31, 2007, the amendment of IAS 1 "Presentation of Financial Statements—Capital Disclosures" is applied for the first time (for information about capital management see Note 32).

        In accordance with the transition provisions of IFRS 8 "Operating Segments" the Group has early adopted that standard. IFRS 8 sets out requirements for the disclosure of financial information about an entity's operating segments in the annual financial statements. IFRS 8 replaces IAS 14 "Segment Reporting" and follows the so called management approach in segment reporting. Therefore information concerning the operating segments is published based on the internal reporting.

        IFRS issued but not yet adopted.    In March 2007, the IASB issued an amendment of IAS 23 "Borrowing Costs." The amendment removes the option of immediately recognizing borrowing costs as an expense which is currently elected by the Group. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively starting from January 1, 2009, with earlier adoption permitted. Daimler will not apply this standard earlier and will determine the expected effect on initial application.

        In September 2007, the IASB issued the revised IAS 1 "Presentation of Financial Statements." The intention of the revision is to facilitate the analysis and comparison of financial statements for users. IAS 1 demands a Statement of Comprehensive Income and under certain circumstances the inclusion of the opening balance sheet

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

of the comparative period. The revised standard has to be applied prospectively from January 1, 2009. Earlier adoption is permitted. Daimler will not apply this standard earlier.

        In January 2008, the IASB published the revisions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements." Major changes are: (a) Requiring that the assets acquired, the liabilities assumed, and equity interests be consistently measured at fair value on the acquisition date (b) Costs incurred in an acquisition are recognized in the income statement of the period (c) Option of measuring any non-controlling interest in the entity acquired at fair value (d) Once control is obtained all other increases and decreases in ownership interest are reported in equity. Adoption of the standard is required prospectively for annual periods beginning on or after July 1, 2009, with earlier adoption permitted. Daimler will determine the expected effect on the Group's consolidated financial statements and elect an adoption date.

        Presentation.    Presentation in the balance sheet differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions from defined pension plans and similar obligations are presented as non-current items. The consolidated statement of income is presented using the cost-of-sales method.

        Commercial practices with respect to certain products manufactured by the Group necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business.

        To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group's industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

        Measurement.    The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as defined pension plans and similar obligations. Measurement models applied to those exceptions are described below.

        Use of estimates and judgements.    Preparation of the consolidated financial statements requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, collectibility of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, recoverability of tax assets, useful lives of plant and equipment, warranty obligations, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

        For several years, the industrial business activities of Daimler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of Daimler identified and initiated changes including modification to its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, Daimler considered the effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

the changing business environment. Due to this change in estimates, profit before income taxes of the fiscal year 2007 increased by €888 million (€556 million, net of taxes and €0.54 per share). The effect on the years 2008 and 2009 is expected to be €708 million and €485 million before income taxes. The effects of the change in estimates on net profit (loss) from discontinued operations were not material.

        Risks and uncertainties.    Daimler's financial position, results of operations and cash flows are subject to numerous risks and uncertainties. Factors that could affect Daimler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, adverse changes in global economic conditions; a further increase in overcapacity and intense competition in the automotive industry; dependence on suppliers, primarily single-source suppliers; the concentrations of Daimler's revenue derived from the United States and Western Europe; the significant portion of Daimler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

        Principles of consolidation.    The consolidated financial statements include the financial statements of Daimler and generally the financial statements of all subsidiaries including special purpose entities which are directly or indirectly controlled by Daimler. Control means the power, directly or indirectly, to govern the financial and operating policies of an entity so that the Group obtains benefits from its activities.

        The financial statements of consolidated subsidiaries are generally prepared as of the balance sheet date of the consolidated financial statements, except for Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"), representing a significant subgroup which is consolidated with a one-month time lag. Adjustments are made for significant events or transactions that occur during the time lag.

        The financial statements of Daimler and its subsidiaries included in the consolidated financial statements were prepared using uniform recognition and valuation principles. All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated special purpose entities have been eliminated.

        Business combinations arising after the transition to IFRS on January 1, 2005, are accounted for using the purchase method.

        Daimler transfers significant amounts of automotive finance receivables in the ordinary course of business to special purpose entities primarily in "asset-backed securitizations." According to IAS 27 "Consolidated and Separate Financial Statements" and the Standing Interpretations Committee Interpretation (SIC) 12 "Consolidation—Special Purpose Entities" those special purpose entities have to be consolidated by the transferor. The transferred financial assets remain on Group accounts. The major portion of these receivables was generated by the Chrysler activities disposed of in 2007.

        Investments in associated companies and joint ventures.    Associated companies are significant equity investments in which Daimler has the ability to exercise significant influence over the financial and operating policies of the investee. Joint ventures are those entities over whose activities Daimler has joint control with partners, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Significant associated companies and joint ventures are accounted for using the equity method.

        The excess of the cost of Daimler's initial investment in equity method companies over the Group's proportionate ownership interest is recognized as investor level goodwill and included in the carrying amount of the investment accounted for using the equity method.

        If the carrying amount exceeds the recoverable amount of an investment in any associated company or joint venture that is deemed to be other than temporary, the carrying amount of the investment has to be reduced to the recoverable amount. The recoverable amount is the higher of value in use or fair value less costs to sell. An

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

impairment loss is recognized in the income statement in the line item share of profit (loss) from companies accounted for using the equity method, net.

        Profits from transactions with associated companies and joint ventures are eliminated by reducing the carrying amount of the investment.

        For the investments in the European Aeronautic Defence and Space Company EADS N.V. ("EADS") and in the Chrysler Holding LLC ("Chrysler") the Group's proportionate share of the results of operations are included in Daimler's consolidated financial statements on a three-month time lag because the financial statements of EADS and Chrysler are not made available timely to Daimler. Adjustments are made for all significant events or transactions that occur during the time lag (see also Note 12).

        Foreign currency translation.    Transactions in foreign currency are translated at the relevant foreign exchange rates prevailing at the transaction date. Subsequent gains and losses from the remeasurement of financial assets and liabilities denominated in foreign currency are recognized in profit and loss (except for available-for-sale equity instruments and financial liabilities designated as a hedge of a net investment in a foreign operation).

        The assets and liabilities of foreign companies, where the functional currency is not the euro, are translated into euro using period end exchange rates. The translation adjustments generated after the transition to IFRS on January 1, 2005, are recorded directly in equity. The consolidated statements of income and cash flows are translated into euro using average exchange rates during the respective periods.

        The exchange rates of the US dollar, as the most significant foreign currency for Daimler, were as follows:

		2007	2006	2005
		€1 =	€1 =	€1 =
Exchange rate at December 31		1.4721	1.3170	1.1797
Average exchange rates	First quarter	1.3106	1.2023	1.3113
	Second quarter	1.3481	1.2582	1.2594
	Third quarter	1.3738	1.2743	1.2199
	Fourth quarter	1.4487	1.2887	1.1897

Accounting policies

        Revenue recognition.    Revenue from sales of vehicles, service parts and other related products is recognized when the risks and rewards of ownership of the goods are transferred to the customer, the amount of revenue can be estimated reliably and collectibility is reasonably assured. Revenue is recognized net of discounts, cash sales incentives, customer bonuses and rebates granted.

        Daimler uses price discounts in response to a number of market and product factors, including pricing actions and incentives offered by competitors, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumers' monthly lease payment, or reduced financing rate programs offered to consumers.

        Revenue from receivables from financial services is recognized using the effective interest method. When loans are issued below market rates, related receivables are recognized at present value and revenue is reduced for the interest incentive granted.

        The Group offers an extended, separately priced warranty for certain products. Revenue from these contracts is deferred and recognized into income over the contract period in proportion to the costs expected to be incurred

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period, if the sum of the expected costs for services under the contract exceeds unearned revenue.

        For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their objectively and reliably determined fair values.

        Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease. The guarantee of the resale value may take the form of an obligation by Daimler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount, or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

        Revenue from operating leases is recognized on a straight-line basis over the lease term.

        Research and non-capitalized development costs.    Expenditure for research and development that does not meet the conditions for capitalization according to IAS 38 "Intangible Assets" is expensed as incurred.

        Borrowing costs.    Borrowing costs are expensed as incurred.

        Interest income (expense), net.    Interest income (expense), net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interests and changes in fair values related to interest rate hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Furthermore, the interest component from defined pension plans and similar obligations is disclosed under this line item.

        An exception to the above mentioned principles is made for Financial Services. In this case the interest income and expense as well as the result from derivative financial instruments are disclosed under revenue and cost of sales, respectively.

        Other financial income (expense), net.    Other financial income (expense), net includes income and expense from financial transactions which are not included under interest expense, net, e.g. expense from the compounding of interest on provisions for other risks.

        Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduces Daimler's percentage ownership ("dilution gains and losses") and Daimler's share of any dilution gains and losses reported by its investees accounted for under the equity method are also recognized in other financial income (expense), net.

        Income taxes.    Current income taxes are determined based on respective local taxable income of the period and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed as well as interest expense and penalties on the underpayment of taxes. Deferred tax is included in income tax expense and reflects the changes in deferred tax assets and liabilities except for changes recognized directly in equity.

        Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry forwards and tax credits. Measurement takes place on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this purpose the tax rates and tax rules, which are effective at the balance sheet date or are highly probable to become effective, are used. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. Daimler recognizes a valuation allowance for deferred tax assets when it is not

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

probable that a respective amount of future taxable profit will be available or when Daimler has no control over the tax advantage.

        Tax benefits resulting from uncertain income tax positions are recognized at the best estimate of the tax amount expected to be paid.

        Discontinued operations.    Until August 3, 2007, the consolidated operating activities of the Chrysler Group and the related financial services business in North America are presented as discontinued operations in the Group's statements of income (see Note 2).

        Earnings (loss) per share.    Basic earnings (loss) per share are calculated by dividing profit or loss attributable to shareholders of Daimler by the weighted average number of shares outstanding. Diluted earnings per share reflect in addition the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted.

        Goodwill.    For acquisitions consummated after the transition to IFRS on January 1, 2005, goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and the liabilities assumed; the purchase of minority rights is treated in the same manner. In the case of an adjustment for contingent consideration such amount is included in goodwill.

        Other intangible assets.    Intangible assets acquired are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

        Intangible assets other than development costs with finite useful lives are generally amortized on a straight-line basis over their useful lives (3 to 10 years) and are reviewed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in the expected useful lives are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recorded in functional costs.

        Development costs are recognized if the conditions for capitalization according to IAS 38 are met. Subsequent to initial recognition, the asset is carried at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs include all direct costs and allocable overhead and are amortized over the expected product life cycle (2 to 10 years). Amortization of capitalized development costs is an element of the manufacturing costs allocated to those vehicles and components by which they have been generated and is included in cost of sales when the inventory is sold.

        Property, plant and equipment.    Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation and any accumulated impairment losses. The costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimate of the costs of dismantling and removing the item and restoring the site, if any. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value less the respective accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized using the straight-line method. A residual value of the asset is considered. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	10 to 50 years
Technical equipment and machinery	6 to 25 years
Other equipment, factory and office equipment	2 to 30 years

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Leasing.    Leasing includes all arrangements that transfer the right to use a specified asset for a stated period of time in return for a payment, even if the right to use such asset is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and a lessor of its products, principally passenger cars, trucks, vans and buses. It is evaluated on the basis of the risks and rewards of a leased asset whether the ownership of the leased asset is attributed to the lessee (finance lease) or to the lessor (operating lease). Rent expense on operating leases where the Group is lessee is recognized over the respective lease terms on a straight-line basis. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or manufacturing cost and is depreciated to its residual value over the contractual term of the lease, on a straight-line basis. The same accounting principles apply to assets if Daimler sells such assets and leases them back from the buyer.

        Impairment of non-financial assets.    Daimler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill, intangible assets with indefinite useful lives as well as intangible assets not yet in use), Daimler estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of fair value less costs to sell and value in use. Daimler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). Fair value is measured by discounting future cash flows using a risk-adjusted interest rate. Future cash flows are estimated on the basis of the operative planning supplemented by additional information from the strategic planning. Periods not covered by the forecast are taken into account by recognizing a residual value. A weighted average cost of capital of 8% was used in 2007 and 7% in 2006 as the discount factor for the industrial divisions. If fair value less costs to sell cannot be determined or is lower than the carrying amount, value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

        An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case Daimler would record a partial or an entire reversal of the impairment.

        Non-current assets held for sale and disposal groups.    Non-current assets held for sale or disposal groups are classified as held for sale and disclosed separately in the balance sheet. The assets or disposal groups are then measured at the lower of carrying amount and fair value less costs to sell and are no longer depreciated. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. The reversal is restricted to the impairment losses previously recognized for the assets concerned.

        Inventories.    Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price less any remaining costs to sell. The cost of inventories is based on the average cost principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost also includes production overhead based on normal capacity.

        Financial instruments.    A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as Daimler becomes a party to the contractual provisions of the financial instrument.

        Upon initial recognition financial instruments are measured at fair value. For the purpose of subsequent measurement financial instruments are allocated to one of the categories mentioned in IAS 39 "Financial Instruments: Recognition and Measurement." Transaction costs directly attributable to acquisition or issuance are

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If trade date and settlement date (i.e. date of delivery) differ, Daimler elects the trade date to be relevant for initial recognition or derecognition.

        Financial assets.    Financial assets primarily include receivables from financial services, trade receivables, receivables from banks, cash on hand, derivative financial assets and marketable securities and investments.

        Financial assets at fair value through profit or loss.    Financial assets at fair value through profit or loss include financial assets held for trading.

        Financial assets such as shares and interest-bearing securities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including embedded derivatives separated from the host contract, are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognized in profit or loss.

        Loans and receivables.    Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, such as receivables from financial services or trade receivables. After initial recognition, loans and receivables are subsequently carried at amortized cost using the effective interest method less any impairment losses, if necessary. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired. Interest effects on the application of the effective interest method are also recognized in profit or loss.

        Available-for-sale financial assets.    Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. This category includes among others equity instruments and debt instruments such as government bonds, corporate bonds and commercial papers.

        After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized in equity in reserves from financial assets available-for-sale. If objective evidence of impairment exists or if changes in the fair value of a debt instrument resulting from currency fluctuations occur, these changes are recognized in profit or loss. Upon disposal of financial assets the accumulated gains and losses recognized in equity resulting from measurement at fair value are recognized in profit or loss. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost (less any impairment losses). Interest earned on these financial assets is generally reported as interest income using the effective interest rate method. Dividends are recognized in profit or loss when the right of payment has been established.

        Cash and cash equivalents.    Cash and cash equivalents consist primarily of cash on hand, checks, demand deposits at banks as well as debt instruments and certificates of deposits with an original term of up to three months. Cash and cash equivalents correspond with the classification in the consolidated statements of cash flows.

        Impairment of financial assets.    At each reporting date the carrying amounts of the financial assets other than those to be measured at fair value through profit or loss are assessed to determine whether there is objective, significant evidence of impairment (e.g. a debtor is facing serious financial difficulties, there is a substantial change in the technological, economic, legal or market environment of the debtor).

        For equity instruments, a significant or prolonged decline in fair value is objective evidence for a possible impairment. Daimler has defined criteria for the significance and duration of a decline in fair value.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Loans and receivables.    The amount of the impairment loss on loans and receivables is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding expected future credit losses that have not been incurred), discounted at the original effective interest rate of the financial asset. The amount of the impairment loss is recognized in profit or loss.

        If, in a subsequent reporting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in profit or loss.

        The impairment loss on loans and receivables (e.g. receivables from financial services including finance lease receivables, trade receivables) in most cases is recorded using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable depends on the estimated probability of the loss of receivables. When receivables are assessed as uncollectible, the impaired asset is derecognized.

        Available-for-sale financial assets.    If an available-for-sale financial asset is impaired, the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is reclassified from direct recognition in equity to the income statement. Reversals with respect to equity instruments classified as available-for-sale are recognized in equity. Reversals of impairment losses on debt instruments are reversed through the statements of income if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in income.

        Financial liabilities.    Financial liabilities primarily include trade payables, liabilities to banks, bonds, derivative financial liabilities and other liabilities.

        Financial liabilities measured at amortized cost.    After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method.

        Financial liabilities at fair value through profit or loss.    Financial liabilities at fair value through profit or loss include financial liabilities held for trading. Derivatives, including embedded derivatives separated from the host contract, are classified as held for trading unless they are designated as effective hedging instruments in hedge accounting. Gains or losses on liabilities held for trading are recognized in profit or loss.

        Derivative financial instruments and hedge accounting.    Daimler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors mainly for the purposes of hedging interest rate and currency risks that arise from its operating, financing, and investing activities.

        Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

        Derivative financial instruments are measured at fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

        If the requirements for hedge accounting set out in IAS 39 are met, Daimler designates and documents the hedge relationship from the date a derivative contract is entered into either as a fair value hedge or a cash flow hedge. In a fair value hedge, the fair value of a recognized asset or liability or an unrecognized firm commitment is

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

hedged. In a cash flow hedge, the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedging relationship includes the objectives and strategy of risk management, the type of hedging relationship, the nature of risk being hedged, the identification of the hedging instrument and the hedged item as well as a description of the method to assess hedge effectiveness. The hedging relationships are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are regularly assessed to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

        Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity, as a component of other reserves, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in other reserves, net of applicable taxes. The ineffective portion of the fair value changes is recognized in profit or loss. Amounts taken to equity are reclassified to the income statement when the hedged transaction affects the income statement.

        If derivative financial instruments do not or no longer qualify for hedge accounting because the qualifying criteria for hedge accounting are not or no longer met, the derivative financial instruments are classified as held for trading.

        Pensions and similar obligations.    The measurement of defined benefit plans from pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 "Employee Benefits" is based on the "projected unit credit method." For defined post-employment benefit plans, differences between actuarial assumptions used and actual results, changes in actuarial assumptions and unvested past service cost may result in gains and losses not yet recognized. Amortization of unrecognized actuarial gains and losses arising after the transition to IFRS on January 1, 2005, is recorded in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the following year if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

        When the benefits of a plan are changed, the portion of the change in benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the impact is recognized directly in profit or loss.

        A negative net obligation arising from prepaid contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available. Any exceeding amount is recognized in net periodic pension costs in the period when it is incurred ("asset ceiling").

        Provisions for other risks and contingent liabilities.    A provision is recognized when a liability to third parties has been incurred, an outflow of resources is probable and the amount of the obligation can be reasonably estimated. Those provisions are regularly reviewed and adjusted as further information develops or circumstances change.

        The provision for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience.

        Daimler records the fair value of an asset retirement obligation from the period in which the obligation is incurred.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the regular retirement date.

        Share-based payment.    Share-based payment comprises cash-settled liability awards and equity-settled equity awards.

        The fair value of equity awards is generally determined by using a modified Black-Scholes option-pricing model at grant date and represents the total payment expense to be recognized during the service period with a corresponding increase in equity (paid-in capital).

        Liability awards are measured at fair value at each balance sheet date until settlement and are classified as provisions. The expense of the period comprises the addition to and the reversal of the provision between two reporting dates and the dividend equivalent paid during the period.

        Presentation in the consolidated statements of cash flows.    Interest and taxes paid as well as interest and dividends received are classified as cash provided by operating activities. Dividends paid are shown in cash provided by (used for) financing activities.

2. Significant Acquisitions and Dispositions of Interests in Companies and Other Disposals of Assets and Liabilities

Acquisitions

        MFTBC.    In 2003 and 2004, Daimler acquired a 65% controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") from Mitsubishi Motors Corporation ("MMC") in two transactions for €1,251 million in cash. Subsequent to Daimler's acquisition of a controlling interest in MFTBC, a number of quality problems were identified. Daimler was able to assess those quality issues comprehensively and define necessary technical solutions and a course of action to implement them.

        According to the two share purchase agreements under which Daimler acquired interests in MFTBC, Daimler was entitled to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC led to a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. The settlement agreement resulted, among other things, in a reduction of cost of sales in an amount of €0.3 billion in 2005. In addition, as a result of the settlement agreement, Daimler's controlling interest in MFTBC increased from 65% to 85%. The aggregate purchase price after allowing for the price reduction was €1,014 million.

Dispositions

        Chrysler activities.    On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in the Chrysler Group and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved this transaction; the transaction was consummated on August 3, 2007.

        On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US-$7.2 billion) in cash for an 80.1% equity interest in the newly established company Chrysler Holding LLC, which controls the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US-$1.2 billion). As a result, Daimler retains a 19.9% equity interest in this entity, which will be accounted for using the equity method subsequent to August 4, 2007, with a three-month time lag. The results will be included in Vans, Buses, Other (see also Note 12).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In addition to the equity interest retained and cash received, Daimler holds a subordinated loan to Chrysler with a nominal amount of US-$0.4 billion. Furthermore, the Group retained additional rights with a fair value of €0.2 billion at August 3, 2007, contingent upon the occurrence of certain events in the future (e.g. residual values for leased vehicles).

        The transaction contracted with Cerberus is subject to customary representations and warranties by the Group which could require payments after closing for contingent liabilities that arose prior to or in connection with the closing, e.g. for income taxes.

        In connection with the closing of the transaction, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

        Furthermore, Daimler supported the financing of the transaction by committing a credit line of US-$1.5 billion of subordinated debt due February 2014 for Chrysler's automotive business, to be drawn within 12 months of closing. As of December 31, 2007, Chrysler had not drawn upon the credit line.

        In connection with this transaction, Daimler agreed with the Pension Benefit Guaranty Corporation to provide a guarantee of up to US-$1 billion to be paid to the Chrysler pension plans if the plans terminate within five years of closing. In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler continue to be outstanding. At December 31, 2007, the amount of those guarantees was €0.7 billion. A substantial portion of these guarantees mature by the end of 2008. As coverage of the liabilities underlying these guarantees, Chrysler provided collateral to an escrow account. At December 31, 2007, this collateral amounted to €0.3 billion.

        In connection with the transaction, Daimler and Cerberus entered into a number of ancillary agreements setting forth the terms of future cooperation and service agreements in the areas of manufacturing, research and development, distribution, procurement and financial services.

        The net profit or loss of the Chrysler activities is included in the Group's consolidated statements of income in the line item net profit (loss) from discontinued operations for all periods presented. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

        In 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the transaction on August 3, 2007. The loss from the deconsolidation of €753 million is also included in the line item net profit (loss) from discontinued operations. In determining the loss from deconsolidation, the Group used certain estimates.

        The future tax benefits of temporary differences related to the assets and liabilities of the transferred Chrysler activities continue to be available to Daimler with certain limitations. At the closing date, the deferred tax assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Net profit (loss) from discontinued operations is comprised as follows:

(in millions of €)	2007	2006	2005
Revenue	30,037	54,856	56,753
Cost of sales	(26,410)	(48,624)	(47,596)
Selling expenses	(1,579)	(2,583)	(2,905)
General administrative expenses	(1,172)	(1,901)	(1,994)
Research and non-capitalized development costs	(647)	(1,210)	(1,055)
Other income and other expenses	(714)	(354)	(551)
Profit (loss) before income taxes	(485)	184	2,652
Income taxes	368	433	(690)

Profit (loss) of Chrysler activities, net of taxes[1]	(117)	617	1,962

Loss from deconsolidation before income taxes	(658)	—	—
Income taxes	(95)	—	—

Loss from deconsolidation, net of taxes	(753)	—	—

Net profit (loss) from discontinued operations	(870)	617	1,962

1
In 2007, income and expenses of the Chrysler activities relate to the period from January 1 to August 3, 2007.

        In connection with the Chrysler Group's three-year Recovery and Transformation Plan, announced on February 14, 2007, charges of €906 million are included in net profit (loss) from discontinued operations in 2007 (until August 3, 2007).

        An extinguishment loss of €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in 2007.

        In 2005, the Chrysler Group realized a pre-tax gain of €240 million from the sale of the car testing facility "Arizona Proving Grounds," which is included in net profit (loss) from discontinued operations.

        The cash flows attributable to discontinued operations are as follows:

(in millions of €)	2007	2006	2005
Cash flow from operating activities	3,064	6,083	6,388
Cash flow from investing activities	(2,875)	(7,245)	(5,036)
Cash flow from financing activities	(2,655)	(1,488)	(1,382)

        MFTBC.    In 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €865 million, recorded debt of €110 million. The transaction resulted in a gain of €78 million before income taxes, which positively affected the Daimler Trucks segment in 2007. The gain is included in "Other operating income (expense), net, in the 2007 consolidated statement of income.

        Other sales of real estate property.    In 2007, Daimler AG sold its 50% equity interest in Wohnstätten Sindelfingen GmbH for a sales price of €82 million. The sale resulted in a gain of €73 million before income taxes which positively affected Vans, Buses, Other. The gain is included in "Other financial income (expense), net, in the 2007 consolidated statement of income.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In 2006, Daimler sold its former headquarters in Stuttgart-Möhringen to IXIS Capital Partners Ltd. for €240 million in cash. At the same time, Daimler entered into a leaseback arrangement for the properties sold with non-cancelable lease periods ranging from ten to fifteen years. At the end of the non-cancelable lease term, Daimler has renewal options for up to nine years. Also in 2006, the Group sold various other real-estate properties not used for operating purposes any more. From these sales of real estate properties the Group realized gains of €271 million in 2006, which are allocated to Vans, Buses, Other.

        Off-Highway business.    On December 27, 2005, Daimler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million due in 2018, subject to customary adjustments. On October 31, 2006, the parties determined the final consideration, which resulted in an increase of the sales price by €5 million; the note receivable was redeemed by the acquirer for cash of €78 million. In 2006, the disposal of the Off-Highway business positively impacted Group's net profit from continuing operations by €205 million and the segment profit (loss) (EBIT) by €266 million (including a gain on the sale of €233 million), €253 million and €13 million of which have been allocated to Vans, Buses, Other and the Daimler Trucks segment, respectively.

        American LaFrance.    As a result of the sale of major parts of American LaFrance, a subsidiary of Daimler Trucks North America LLC (formerly Freightliner LLC), the Group recorded asset impairment charges of €87 million in 2005. The charges are reflected in cost of sales and in other operating income (expense), net, in the consolidated statement of income for the year 2005 and were allocated to the Daimler Trucks segment.

        EADS.    For information on the disposal of equity-interests in EADS, please see Note 12.

3. Revenue

        Revenue at Group level consists of the following:

(in millions of €)	2007	2006	2005
Sales of goods	91,087	91,752	87,516
Rental and leasing business	5,217	4,588	4,633
Interests from financial services business	2,715	2,538	2,728
Sales of services	380	344	332

	99,399	99,222	95,209

        Revenue by segments and regions is presented in Note 31.

4. Functional Costs

        New management model.    In January 2006, Daimler announced the new management model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. All charges to be incurred under the new management model, as far as these charges were not part of discontinued operations, are corporate-level costs, which are not allocated to the segments but are included in the Group's corporate items.

        In connection with the new management model, charges for employee severance of €167 million were recorded in 2007 (2006: €361 million). These charges are included in the Group's consolidated statements of income primarily within general administrative expenses. In net profit (loss) from discontinued operations expenses of €16 million (2006: €44 million) are included.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Headcount reduction initiative at Mercedes-Benz Cars.    In September 2005, Daimler initiated a program to enhance the competitiveness of Mercedes-Benz Cars. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination and early retirement contracts.

        For the contracts signed in 2006 and 2005, expenses of €286 million and €570 million, respectively, were incurred, primarily within cost of sales.

        smart realignment.    Following the unfavorable unit sales development of the smart roadster and the smart forfour, the Group initiated comprehensive restructuring measures in the years 2005 and 2006 to realign the smart business model. As a result of these measures, earnings before interest and taxes (EBIT) include expenses of €1,111 million in 2005 and €946 million in 2006, which are attributable to the Mercedes-Benz Cars segment.

        The expenses Daimler incurred in 2005 resulted from the decision to cease production of the smart roadster, to reduce the production volume of the smart forfour, the decision not to proceed with the development of the smart SUV, as well as from headcount reduction measures initiated at smart in Böblingen, Deutschland and Hambach, France. Of these expenses, €66 million is recorded as a reduction of revenue, €752 million is included in cost of sales, €65 million is included in selling expenses, €33 million is included in general administrative expenses, and €195 million is included in other operating income (expense), net, in the consolidated statement of income.

        The expenses incurred in 2006 were primarily the result of the decision to cease the production of the smart forfour in 2006. The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. Following the termination of this agreement and based on the conditions defined in an exit agreement, the Group recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in cost of sales.

        Additional charges totalling €334 million were recorded in 2006 for inventory write-downs, higher incentives, recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. These charges were recognized in cost of sales (€97 million), selling expenses (€210 million) and as a reduction of revenue (€27 million) within the 2006 consolidated statement of income.

        The reduction of workforce levels resulted in additional charges of €28 million, which were recognized in general administrative expenses in 2006. Also in 2006, Daimler recorded income of €8 million due to refinements of estimates made in 2005 in the course of the realignment of the smart business.

        Personnel expenses and number of employees.    The consolidated statement of income for 2007 includes personnel expenses of €20,256 million (2006: €23,574 million; 2005: €24,650 million). In 2007, the personnel expenses of the Chrysler activities are included until August 3, 2007.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Net pension and net post-employment benefit cost are included in the following line items within the consolidated statements of income (see Notes 7 and 21):

(in millions of €)	2007	2006	2005
Cost of sales	231	555	269
Selling expenses	57	42	72
General administrative expenses	40	54	21
Research and non-capitalized development costs	35	62	36
Interest income (expense), net	(169)	(154)	(49)
Net profit (loss) from discontinued operations	491	554	1,032

	685	1,113	1,381

        In 2007, the Group employed in an annual average workforce of 271,704 (2006: 277,771; 2005: 296,109) people. Therein included are 12,672 (2006: 13,104; 2005: 14,409) trainees/apprentices. The numbers above do not include the workforce of the Chrysler activities which were deconsolidated on August 3, 2007. Through August 3, 2007, we had employed an average of 85,296 employees (2006: 87,982 employees; 2005: 90,356 employees) related to the Chrysler activities.

        Information on the remuneration of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 35.

5. Other Operating Income (Expense), Net

        Other operating income (expense), net, consists of the following:

(in millions of €)	2007	2006	2005
Gains on sales of property, plant and equipment	167	299	100
Rental income, other than income relating to financial services	39	54	44
Gains on sales of businesses	5	262	64
Reimbursements under insurance policies	24	189	12
Other miscellaneous items	506	416	398

Other operating income	741	1,220	618

Loss from sales of non-current assets	(78)	(45)	(44)
Restructuring smart business	—	—	(195)
Other miscellaneous expenses	(636)	(533)	(550)

Other operating expense	(714)	(578)	(789)

	27	642	(171)

        In 2007, gains on sales of property, plant and equipment mainly resulted from the sale of property in Japan to Nippon Industrial TMK (€78 million) and several other properties.

        Gains on sales of property, plant and equipment in 2006 mainly resulted from the sale of the former corporate headquarters in Stuttgart-Möhringen to IXIS Capital Partners (€158 million).

        The sale of the major portion of the Group's Off-Highway business resulted in a gain of €233 million in 2006, of which €226 is included in gains on sales of companies. Due to the repurchase of a note by its issuer, a gain of €53 million was realized in 2005 and is recorded correspondingly. The note was issued by MTU Aero Engines Holding AG to Daimler in the context of the sale of MTU Aero Engines GmbH in 2003 by Daimler.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        With respect to the expenses incurred in the context to the realignment of the smart business, see Note 4 under "smart realignment."

6. Other Financial Income (Expense), Net

(in millions of €)	2007	2006	2005
Expense from compounding of provisions[1]	(444)	(418)	(350)
Miscellaneous other financial income, net	216	518	681

	(228)	100	331

1
Without the expense from compounding the provisions for pensions and similar obligations.

        The mark-to-market valuation of the derivative financial instruments in connection with the EADS shares resulted in gains of €121 million in 2007 (2006: unrealized gains of €519 million; 2005: unrealized losses of €197 million) and are included in miscellaneous other financial income, net.

        In 2005, Daimler sold all of its MMC shares for €970 million in cash, resulting in a gain of €692 million included in Daimler's miscellaneous other financial income, net.

7. Interest Income (Expense), Net

(in millions of €)	2007	2006	2005
Interest and similar income	782	285	73
Interest and similar expenses	(480)	(529)	(569)
Expected return on pension and other plan assets	992	897	714
Interest cost for pension and other post-employment benefit plans	(823)	(743)	(665)

	471	(90)	(447)

8. Income Taxes

        Profit before income taxes consists of the following:

(in millions of €)	2007	2006	2005
Germany	6,768	2,127	43
Non-German countries	2,413	2,775	2,383

	9,181	4,902	2,426

        The profit before income taxes in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Income tax (expense) benefit is comprised of the following components:

(in millions of €)	2007	2006	2005
Current taxes
Germany	44	635	(188)
Non-German countries	934	1,115	1,340
Deferred taxes
Germany	1,060	7	(418)
Non-German countries	2,288	(21)	(561)

	4,326	1,736	173

        The current tax expenses contain benefits at German and foreign companies of €679 million (2006: €131 million; 2005: €272 million) recognized for prior periods.

        The deferred tax expenses (benefits) are comprised of the following components:

(in millions of €)	2007	2006	2005
Deferred taxes	3,348	(14)	(979)
due to temporary differences	3,465	(373)	(532)
due to tax loss carryforwards and tax credits	(117)	359	(447)

        In 2007, the German government enacted new tax legislation (»Unternehmensteuerreformgesetz 2008«) which, among other changes, decreased the Group's statutory corporate tax rate for German companies from 25% to 15%, effective January 1, 2008. For trade taxes, the basic measurement rate has been reduced from 5% to 3.5% but the tax deductibility of trade tax has been abolished. The effect of the change in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment. Therefore, for German companies, the deferred taxes as of December 31, 2007, were calculated using a federal corporate tax rate of 15% (2006 and 2005: 25%), a solidarity tax surcharge of 5.5% for each year on federal corporate taxes plus a trade tax of 14% (2006 and 2005: after federal tax benefit rate of 12.125%). In total, the tax rate applied to German deferred taxes amounted to 29.825% (2006 and 2005: 38.5%). For non-German companies, the deferred taxes at period-end were calculated using the tax rates of the respective countries.

        A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 38.5% is included in the following table:

(in millions of €)	2007	2006	2005
Expected income tax expense	3,535	1,887	934
Foreign tax rate differential	(193)	(83)	(65)
Trade tax rate differential	(101)	(28)	(50)
Tax law changes	(170)	(4)	6
Change of valuation allowance on deferred tax assets	2,354	213	83
Tax-free income and non-deductible expenses	(1,044)	(208)	(657)
Other	(55)	(41)	(78)

Actual income tax expense	4,326	1,736	173

        At December 28, 2007, the protocol amending the convention between Germany and the US for the avoidance of double taxation entered into force, which, among other changes, under certain circumstances abolishes the withholding tax on dividend distributions from a US subsidiary to a German Holding company,

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

effective January 1, 2007. The deferred tax liabilities previously recorded by the Group for US withholding taxes on the future payout of dividends of US subsidiaries to Germany were reversed in 2007. Furthermore, US withholding taxes paid by the Group in 2007 will be added back again. In total, both caused an income tax benefit amounting to €168 million in 2007, included in the line tax law changes. Additionally, the line tax law changes includes the deferred tax benefit of €51 million due to the revaluation of the net deferred tax liabilities of the German companies as a result of the above mentioned new German tax law 2008 and other effects from tax law changes at foreign companies.

        In 2007, tax expenses were recorded as a result of a valuation allowance on deferred tax assets related to the deconsolidated Chrysler activities. These deferred tax assets continue to be allocated to the Daimler Group, but as a result of the Chrysler transaction, the conditions for using these deferred taxes have changed. Furthermore, as a result of the Chrysler transaction, foreign tax credits required a valuation allowance. In 2006 and 2005, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries. The resulting tax expenses are included in the line change of valuation allowance on deferred tax assets.

        The line tax-free income and non-deductible expenses includes all other effects at foreign and German companies due to tax-free income and non-deductible expenses, for instance tax-free gains included in net periodic pension costs at the German companies and tax-free results of our equity-method investments. Moreover, the line also includes the following effects:

        In 2007, Daimler realized a largely tax-free gain due to the transfer of interest in EADS. Furthermore, in all years presented, largely tax-free gains and non-deductible expenses were included from financial transactions to hedge price risks of EADS shares. The calculated expected income taxes on the tax-free gains and losses were reversed in the line tax-free income and non-deductible expenses (2007 and 2006: reduction of expected tax expense with an amount of €582 and €171 million, respectively; 2005: increase in expected tax expense with an amount of €75 million).

        In 2005, Daimler sold all of its MMC shares. The realized gain was not subject to income taxes. The expected tax expense on the tax-free gain was reversed in the line tax-free income and non-deductible expenses with an amount of €266 million. In 2005, tax-free income arose at foreign companies relating to the compensation for MFTBC and the sale of other securities. The reduction in the calculated expected income tax expense on those issues is included in the line tax-free income and non-deductible expenses.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In respect of each type of temporary difference and in respect of each type of unutilized tax losses and unutilized tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

	At December 31,
(in millions of €)	2007	2006
Intangible assets	191	309
Property, plant and equipment	782	636
Equipment on operating leases	837	901
Inventories	617	714
Investments accounted for using the equity method	2,142	—
Receivables from financial services	578	724
Other financial assets	3,067	4,246
Net operating loss and tax credit carryforwards	3,150	1,969
Provisions for pensions and similar obligations	530	6,001
Other provisions	1,735	5,651
Liabilities	1,204	2,203
Deferred income	612	1,511
Other	174	115

	15,619	24,980
Valuation allowances	(2,915)	(890)

Deferred tax assets	12,704	24,090

Development cost	(1,190)	(1,851)
Other intangible assets	(72)	(116)
Property, plant and equipment	(873)	(3,597)
Equipment on operating leases	(3,686)	(5,772)
Inventories	(147)	(210)
Receivables from financial services	(1,182)	(1,220)
Other financial assets	(164)	(2,170)
Provisions for pensions and similar obligations	(2,434)	(2,646)
Other provisions	(406)	(278)
Taxes on undistributed earnings of non-German subsidiaries	(45)	(234)
Liabilities	(715)	(968)
Other	(581)	(527)

Deferred tax liabilities	(11,495)	(19,589)

Deferred tax assets, net	1,209	4,501

        Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the balance sheet, the deferred tax assets and liabilities are not split into current and non-current.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In 2007, the decrease in deferred tax assets, net amounted to €3,292 million (2006: decrease of €403 million; 2005: increase of €750 million) and was composed of:

(in millions of €)	2007	2006	2005
Deferred tax expense (benefit) on financial assets available-for-sale charged or credited directly to related components of equity	(11)	25	(19)
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of equity	177	175	(507)
Income tax deduction in excess of compensation expense for equity-settled employee stock option plans	(146)	•	(19)
Disposal of Chrysler activities	120	—	—
Other neutral decrease (increase)[1]	160	243	(418)
Deferred tax expense (benefit)	2,992	(40)	213
Thereof included in net profit from continuing operations	3,348	(14)	(979)
Thereof included in net profit (loss) from discontinued operations	(356)	(26)	1,192

1
Primarily effects from currency translation.

        The neutral change of the deferred tax assets, net, include in 2007 a neutral reduction of the deferred tax liabilities amounting to €76 million due to tax law changes.

        Including the items charged or credited directly to related components of equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method) and the income tax expense (benefit) from discontinued operations, the expense (benefit) for income taxes consists of the following:

(in millions of €)	2007	2006	2005
Income tax expense from continuing operations	4,326	1,736	173
Income tax expense (benefit) from discontinued operations	(273)	(433)	690
Income tax expense (benefit) recorded in other reserves	(151)	182	(865)
Income tax deduction in excess of compensation expense for equity settled employee stock option plans	(146)	.	(19)

	3,756	1,485	(21)

        The valuation allowances relate to deferred tax assets of foreign companies and increased by €2,025 million from December 31, 2006 to December 31, 2007. At December 31, 2007, the valuation allowance on deferred tax assets relates—amongst other things—to corporate tax net operating losses amounting to €210 million and tax credit carryforwards amounting to €172 million. Of the total amount of deferred tax assets adjusted by a valuation allowance, deferred tax assets for corporate tax net operating losses amounting to €1 million expire at various dates from 2008 through 2011, €47 million expire in 2012, €74 million expire in 2013 and €88 million can be carried forward indefinitely and deferred tax assets for tax credit carryforwards amounting to €172 million expire at various dates in the next 10 years. Furthermore, for the biggest part, the valuation allowance relates to temporary differences and net operating losses for state and local taxes at the US companies. Daimler believes that it is more likely than not that those deferred tax assets cannot be utilized respectively Daimler has no control over the tax advantage. Daimler believes that it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be utilized. In future periods Daimler's estimate of the amount of deferred tax assets that are considered realizable may change, and hence the valuation allowances may increase or decrease.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Daimler recorded deferred tax liabilities for German tax of €45 million (2006: €65 million) on €3,016 million (2006: €3,371 million) in cumulative undistributed earnings of non-German subsidiaries on the future payout of these foreign dividends to Germany because as of today, the earnings are not intended to be permanently reinvested in those operations. As of December 31, 2007, Daimler no longer records deferred tax liabilities for non-German withholding taxes (2006: €169 million) due to the amended tax treaty between Germany and the US.

        The Group did not recognize deferred tax liabilities on retained earnings of non-German subsidiaries of €10,568 million (2006: €10,670 million) because these earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out the dividends will be taxed at 5% German tax and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first had to be distributed from a non-German subsidiary to a non-German holding company. Normally, the distribution would lead to additional income tax expenses. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. Daimler believes that it has recorded adequate provisions for any future income taxes that may be owed for all open tax years.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

9. Intangible Assets

        Intangible assets developed as follows:

(in millions of €)	Goodwill (acquired)	Development costs (internally generated)	Other intangible assets (acquired)	Total
Acquisition or manufacturing costs
Balance at January 1, 2006	3,088	8,351	3,294	14,733
Additions due to business combinations	8	—	—	8
Other additions	—	1,006	340	1,346
Reclassifications	—	—	10	10
Disposals	(48)	(425)	(421)	(894)
Other changes[1]	(262)	(260)	(91)	(613)

Balance at December 31, 2006	2,786	8,672	3,132	14,590

Additions due to business combinations	5	—	—	5
Other additions	—	1,088	194	1,282
Reclassifications	—	—	—	—
Disposal of Chrysler activities	(1,692)	(2,003)	(410)	(4,105)
Other disposals	(59)	(322)	(334)	(715)
Other changes[1]	(94)	(102)	(87)	(283)

Balance at December 31, 2007	946	7,333	2,495	10,774

Amortization
Balance at January 1, 2006	1,201	3,376	1,975	6,552
Additions	—	889	604	1,493
Reclassifications	—	—	1	1
Disposals	(2)	(425)	(377)	(804)
Other changes[1]	(102)	(95)	(69)	(266)

Balance at December 31, 2006	1,097	3,745	2,134	6,976

Additions	—	712	366	1,078
Reclassifications	—	—	—	—
Disposal of Chrysler activities	(803)	(736)	(181)	(1,720)
Other disposals	—	(312)	(319)	(631)
Other changes[1]	(41)	(39)	(51)	(131)

Balance at December 31, 2007	253	3,370	1,949	5,572

Carrying amount at December 31, 2006	1,689	4,927	998	7,614
Carrying amount at December 31, 2007	693	3,963	546	5,202

1
Primarily changes from currency translation.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        At December 31, 2007 and 2006, the carrying amounts of goodwill allocated to the Group's reporting segments amounted to:

(in millions of €)	Mercedes- Benz Cars	Chrysler Group	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total
2007	191	—	385	31	86	693
2006	192	927	392	71	107	1,689

        As a result of the annual 2005 goodwill impairment test, the Group recognized a goodwill impairment charge of €30 million at the business unit smart. The impairment charge is allocated to the Mercedes-Benz Cars segment and is included in other operating income (expense), net in 2005.

        Non-amortizable intangible assets are primarily comprised of goodwill as well as development costs for projects which have not yet been completed (carrying amount at December 31, 2007: €1,403 million; carrying amount at December 31, 2006: €1,446 million). In addition, other intangible assets with a carrying amount at December 31, 2007 of €121 (2006: €110) million are not amortizable. Other non-amortizable intangible assets include mainly trademarks, which relate to the Daimler Trucks segment and can be utilized without restrictions.

        The total amortization expense for intangible assets is included in the consolidated statements of income in the following line items:

(in millions of €)	2007	2006	2005
Cost of sales	880	1,055	1,123
Selling expenses	37	33	38
General administrative expenses	50	88	65
Research and non-capitalized development costs	5	16	9
Other operating income (expense), net	—	—	30
Net profit (loss) from discontinued operations	106	301	192

	1,078	1,493	1,457

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

10. Property, Plant and Equipment

        Property, plant and equipment developed as follows:

(in millions of €)	Land, leasehold improvements and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments relating to plant and equipment and construction in progress	Total
Acquisition or manufacturing costs
Balance at January 1, 2006	21,131	34,037	27,215	4,662	87,045
Additions due to business combinations	.	.	.	.	.
Other additions	228	882	1,023	4,026	6,159
Reclassifications	489	1,756	2,202	(4,490)	(43)
Disposals	(643)	(1,732)	(1,660)	(47)	(4,082)
Other changes[1]	(1,150)	(2,458)	(1,851)	(370)	(5,829)

Balance at December 31, 2006	20,055	32,485	26,929	3,781	83,250

Additions due to business combinations	—	—	—	—	—
Other additions	317	659	993	1,889	3,858
Reclassifications	216	1,015	1,426	(2,861)	(204)
Reclassification to assets held for sale	(988)	—	—	—	(988)
Disposal of Chrysler activities	(5,289)	(15,068)	(14,164)	(1,310)	(35,831)
Other disposals	(1,312)	(842)	(579)	(44)	(2,777)
Other changes[1]	(331)	(695)	(472)	(150)	(1,648)

Balance at December 31, 2007	12,668	17,554	14,133	1,305	45,660

Depreciation
Balance at January 1, 2006	10,099	23,158	18,392	101	51,750
Additions	534	2,394	2,748	—	5,676
Reclassifications	(73)	(25)	88	1	(9)
Disposals	(416)	(1,683)	(1,505)	(1)	(3,605)
Other changes[1]	(463)	(1,642)	(1,199)	(5)	(3,309)

Balance at December 31, 2006	9,681	22,202	18,524	96	50,503

Additions	337	906	1,825	—	3,068
Reclassifications	(57)	19	(11)	—	(49)
Reclassification to assets held for sale	(68)	—	—	—	(68)
Disposal of Chrysler activities	(2,353)	(8,445)	(9,058)	(72)	(19,928)
Other disposals	(390)	(815)	(449)	(6)	(1,660)
Other changes[1]	(135)	(438)	(283)	—	(856)

Balance at December 31, 2007	7,015	13,429	10,548	18	31,010

Carrying amount at December 31, 2006	10,374	10,283	8,405	3,685	32,747
Carrying amount at December 31, 2007	5,653	4,125	3,585	1,287	14,650

1
Primarily changes from currency translation.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease arrangements of €404 million (2006: €479 million). In 2007, depreciation expense and impairment charges on assets under finance lease arrangements amounted to €61 million (2006: €80 million; 2005: €55 million).

        Future minimum lease payments due on property, plant and equipment under finance leases at December 31, 2007 amounted to €655 million (2006: €740 million). The reconciliation of future minimum lease payments from finance lease arrangements to the corresponding liabilities is as follows:

	Amount of future minimum lease payments from finance lease agreements At December 31,		Less interest included At December 31,		Liabilities from finance lease agreements At December 31,
(in millions of €)	2007	2006	2007	2006	2007	2006
Maturity
within one year	84	90	22	28	62	62
between one and five years	222	246	79	102	143	144
later than 5 years	349	404	115	119	234	285

	655	740	216	249	439	491

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

11. Equipment on Operating Leases

        Equipment on operating leases developed as follows:

(in millions of €)	Non-inventory related assets	Inventory related assets	Total
Acquisition or manufacturing costs
Balance at January 1, 2006	32,980	11,880	44,860
Additions due to business combinations	—	—	—
Other additions	15,840	8,662	24,502
Reclassifications	3	30	33
Disposals	(9,328)	(7,884)	(17,212)
Other changes[1]	(3,512)	(387)	(3,899)

Balance at December 31, 2006	35,983	12,301	48,284

Additions due to business combinations	—	—	—
Other additions	9,871	6,933	16,804
Reclassifications	349	(145)	204
Disposal of Chrysler activities	(21,802)	(3,059)	(24,861)
Other disposals	(7,742)	(5,824)	(13,566)
Other changes[1]	(1,013)	(223)	(1,236)

Balance at December 31, 2007	15,646	9,983	25,629

Depreciation
Balance at January 1, 2006	8,554	2,070	10,624
Additions	5,775	1,764	7,539
Reclassifications	1	6	7
Disposals	(4,359)	(1,565)	(5,924)
Other changes[1]	(866)	(45)	(911)

Balance at December 31, 2006	9,105	2,230	11,335

Additions	3,864	1,116	4,980
Reclassifications	122	(72)	50
Disposal of Chrysler activities	(5,458)	(240)	(5,698)
Other disposals	(3,372)	(1,036)	(4,408)
Other changes[1]	(251)	(17)	(268)

Balance at December 31, 2007	4,010	1,981	5,991

Carrying amount at December 31, 2006	26,878	10,071	36,949
Carrying amount at December 31, 2007	11,636	8,002	19,638

1
Primarily changes from currency translation.

        Assets subject to operating leases which are purchased by Daimler Financial Services from independent third parties and leased to customers are considered non-inventory related assets. In contrast, assets subject to a sale under which the Group guarantees the minimum resale value or assets which Daimler leases directly as manufacturer are considered inventory related assets, which are reclassified from inventories to equipment on operating leases on conclusion of an arrangement. Since this is not treated as sale, the manufacturer profit on these vehicles is not recognized on conclusion of the arrangement. Cash flows from the purchase or sale of

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

non-inventory related assets are presented as investing activities within the consolidated statements of cash flows. In contrast, cash flow effects attributable to inventory related leased assets are presented as operating activities.

        Minimum lease payments.    Non-cancellable future lease payments to Daimler for equipment on operating leases are due as follows:

	At December 31,
(in millions of €)	2007	2006
Maturity
within one year	3,627	6,288
between one and five years	3,785	6,604
later than 5 years	49	64

	7,461	12,956

12. Investments Accounted for Using the Equity Method

        As of December 31, 2007, the European Aeronautic Defence and Space Company EADS N.V. ("EADS") and the Chrysler Holding LLC ("Chrysler") were the most significant investees accounted for under the equity method. The Group principally includes its proportionate share in the income (loss) of these companies with a time lag of three months and allocates the results to Vans, Buses, Other. Daimler's equity share in the income (loss) of these investments is shown in the Group's consolidated statements of income within "Share of profit (loss) from companies accounted for using the equity method, net."

        EADS.    The carrying amount of Daimler's investment in EADS at December 31, 2007 and 2006 was €3,442 million (based on a 24.9% equity interest) and €4,371 million (based on a 33% equity interest), respectively. At December 31, 2007, the market value of Daimler's investment in EADS based on quoted market prices was €4,390 million (based on a 24.9% equity interest).

        On July 7, 2004, Daimler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% equity interest in EADS shares. The securities lending has several tranches with terms ranging between three and four years. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. Simultaneously the Group also entered into option contracts based on EADS shares which provide it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but give the counterparty the right to participate in increases in the share price above a certain higher threshold while obtaining protection against a decrease in the share price below a minimum amount per share. In the fourth quarter of 2007, the Group started to exercise its option contracts and irrevocably transferred an approximately 0.6% equity interest in EADS to third parties. From this transaction, Daimler achieved a gain of €35 million before income taxes.

        In addition, on April 4, 2006, Daimler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, Daimler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. In January 2007, Daimler settled the forward transaction by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million and realized a gain of €762 million before income taxes (including a gain from the realization of derivatives of €49 million).

        The transactions contracted in July 2004 and April 2006 reduced the Group's legal ownership in EADS to 22.5%. Until settlement of the transaction (with respect to a 7.5% equity interest in EADS) and the partial settlement through exercise of some of the staggered option contracts (with respect to a 0.6% equity interest in

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

EADS), the original transactions, however, did not meet the criteria of a sale. Therefore, for the period up to the derecognition, the EADS shares underlying these transactions continue to be carried as an investment on the balance sheet. Accordingly, Daimler's share in the results of EADS in 2007 is based on an equity interest, which declined from 33% to 24.9% at year end. In 2006 and 2005, however, the at-equity accounting for the Group's interest in EADS was based on a 33% equity interest. All derivatives relating to EADS shares are accounted for as derivative financial instruments with changes in fair value subsequent to initial measurement through the settlement of the respective contracts recognized in other financial income (expense), net. The mark-to-market valuations of these derivatives resulted in unrealized gains of €72 million in 2007 (2006: unrealized gains of €519 million; 2005: unrealized losses of €197 million).

        On March 13, 2007, a subsidiary of Daimler issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be redeemed by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction did not reduce Daimler's equity interest in EADS on which the Group bases its at-equity accounting. As a result of this transaction, the Group's minority interest increased by €1,074 million.

        Daimler's equity in the income (or loss) of EADS was €13 million in 2007 (2006: €(193) million; 2005: €489 million), including investor-level adjustments. The 2006 result is based on financial information of EADS with a three-month time lag adjusted for significant transactions and events during the intervening period between September 30, 2006 and the Group's reporting date of December 31, 2006. The adjustments contain primarily charges recorded by EADS in the fourth quarter of 2006 in connection with the A380 aircraft program due to delivery delays and the decision to launch the industrial program for the new A350XWB aircraft family.

        The following table presents summarized IFRS financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

(in millions of €)	2007	2006	2005
Income statement information[1]
Sales	39,614	38,109	33,461
Net profit (loss)	(1)	(585)	1,480
Balance sheet information[2]
Total assets	68,482	68,428	66,654
Equity	13,760	13,138	14,125
Liabilities	54,722	55,290	52,529

1
For the period from October 1 to September 30; adjusted for significant transactions and events during fourth quarter of 2006.

2
As of the balance sheet date September 30; adjusted for significant transactions and events during fourth quarter of 2006.

        Chrysler.    As of December 31, 2007, the carrying amount of Daimler's 19.9% equity interest in Chrysler Holding LLC ("Chrysler") was €916 million.

        Daimler's significant influence on Chrysler is the result of its representation on Chrysler's board of directors and the veto and blocking rights set forth in the partnership agreement. Daimler's equity in the loss of Chrysler was €377 million for the period from August 4 until September 30, 2007. The 2007 result is based on financial information of Chrysler as of September 30, 2007, included with a three-month time lag and adjusted for significant transactions and events that occurred between September 30, 2007 and the Group's reporting date of December 31, 2007. The adjustments contain expenses of €322 million relating to restructuring measures initiated at Chrysler and from a new agreement Chrysler reached with the UAW.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The following table presents summarized IFRS financial information for Chrysler, which was the basis for applying the equity method in the Group's consolidated financial statements:

(in millions of €)	2007
Income statement information[1]
Sales	7,967
Net profit (loss)	(1,942)
Balance sheet information[2]
Total assets	90,427
Equity	2,677
Liabilities	87,750

1
Figures for the period from August 4 to September 30, 2007, adjusted for significant transactions and events during fourth quarter of 2007.

2
Figures as of the balance sheet date September 30, 2007, adjusted for significant transactions and events during fourth quarter of 2007.

13. Receivables from Financial Services

        Receivables from financial services are comprised of the following:

	At December 31, 2007			At December 31, 2006
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Receivables from
Retail	10,579	19,153	29,732	18,922	35,681	54,603
Wholesale	5,878	544	6,422	17,345	1,837	19,182
Other	94	3,559	3,653	112	4,196	4,308

Gross carrying amount	16,551	23,256	39,807	36,379	41,714	78,093
Allowance for doubtful accounts	(271)	(323)	(594)	(390)	(534)	(924)

Carrying amount, net	16,280	22,933	39,213	35,989	41,180	77,169

        Types of receivables.    Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from Daimler.

        Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to the dealer or loans for assets purchased by the dealer from third parties, primarily used vehicles traded in by the dealer's customer or real estate such as dealer showrooms.

        Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties.

        Wholesale receivables from the sale of vehicles from the Group's inventory to independent dealers as well as retail receivables from the sale of Daimler's vehicles directly to retail customers relate to the sale of the Group's inventory. The cash flow effects of such receivables are presented within the consolidated cash provided by operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to Daimler's independent dealers or direct customers are classified within the cash used for investing activities.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Allowances.    Changes in the allowance for doubtful accounts for receivables from financial services, were as follows:

(in millions of €)	2007	2006	2005
Balance at January 1	924	1,305	1,278
Charged to costs and expenses	457	462	630
Amounts written off	(321)	(641)	(561)
Reversals	(153)	(108)	(150)
Disposal of Chrysler activities	(310)	—	—
Currency translation and other changes	(3)	(94)	108

Balance at December 31	594	924	1,305

        The total expense relating to the impairment losses of receivables from financial services amounted to €487 million (2006: €465 million; 2005: €630 million).

        Credit risks.    The following chart gives an overview of credit risks included in receivables from financial services:

	At December 31,
(in millions of €)	2007	2006
Receivables, neither past due nor impaired	35,592	67,979
Receivables past due, not impaired individually
less than 30 days	1,152	5,403
30 to 59 days	295	739
60 to 89 days	104	204
90 to 119 days	35	50
120 days or more	86	238

Total	1,672	6,634
Receivables impaired individually	1,949	2,556

Carrying amount, net	39,213	77,169

        Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

        The carrying amount of receivables from financial services, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2007, was €63 million (2006: €80 million).

        Further information on financial risks and nature of risks are described in detail in Note 30.

        Finance leases.    Finance leases consist of sales-types leases of vehicles to the Group's direct retail customers and of direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Maturities of the finance lease contracts are comprised of the following:

	At December 31, 2007				At December 31, 2006
(in millions of €)	< 1 year	1 year up to 5 years	> 5 years	Total	< 1 year	1 year up to 5 years	> 5 years	Total
Contractual future lease payments	4,172	8,570	4,933	17,675	4,201	7,675	5,868	17,744
Unguaranteed residual values	157	387	278	822	182	365	316	863

Gross investment	4,329	8,957	5,211	18,497	4,383	8,040	6,184	18,607
Unearned finance income	(627)	(1,612)	(1,857)	(4,096)	(556)	(1,584)	(2,290)	(4,430)

Gross carrying amount	3,702	7,345	3,354	14,401	3,827	6,456	3,894	14,177
Allowances for doubtful accounts	(92)	(145)	(1)	(238)	(89)	(149)	(1)	(239)

Carrying amount, net	3,610	7,200	3,353	14,163	3,738	6,307	3,893	13,938

        Leveraged leases.    Leveraged leases which are included in the above table also involve those leveraged lease arrangements which are recorded net of non-recourse debt and are designed to achieve tax advantages for the investor that are shared with its contract partner. Daimler's risk of loss from these arrangements is limited to the equity investment. Revenue is recognized based on the effective interest method using the implicit rate of return that considers the net cash flows underlying the transactions.

        The investments in these leveraged leases consist of power plants, water treatment facilities, vessels and railroad rolling stock; the contractual maturities range from 22 to 52 years. The carrying amount of leveraged leases as of December 31, 2007 and 2006 was €1,271 million and €1,401 million, respectively. Daimler recognized income of €38 million (2006: €41 million; 2005: €40 million) relating to these transactions, which is included in revenue.

        Sale of receivables.    Based on market conditions and liquidity needs, Daimler may sell portfolios of retail and wholesale receivables to third parties (i.e. special purpose entities). At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated balance sheets.

        As of December 31, 2007, the carrying amount of receivables from financial services sold, but not derecognized for accounting purposes amounted to €1,409 million (2006: €22,987 million); the associated risks and rewards are similar to those with respect to receivables from financial services that have not been transferred. For information on the related total liabilities associated with these receivables sold, but not derecognized, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

14.   Other Financial Assets

        The item other financial assets shown in the consolidated balance sheets is comprised of the following classes:

	At December 31, 2007			At December 31, 2006
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Available-for-sale financial assets	1,061	1,283	2,344	2,885	4,513	7,398
Thereof equity instruments	—	1,139	1,139	—	1,366	1,366
Thereof debt instruments	1,061	144	1,205	2,885	3,147	6,032
Financial assets at fair value through profit or loss	1,613	—	1,613	1,197	—	1,197
Derivative financial instruments used in hedge accounting	1,364	725	2,089	677	616	1,293
Other receivables and financial assets	2,545	1,036	3,581	2,284	760	3,044

Carrying amount	6,583	3,044	9,627	7,043	5,889	12,932

        Investments included in the table above, primarily debt securities, with a carrying amount of €1,424 million in 2007 (2006: €6,038 million) form part of the Group's liquidity management function.

        Available-for-sale financial assets.    Equity instruments comprise the following:

	At December 31,
(in millions of €)	2007	2006
Equity instruments at fair value	573	710
Equity instruments at cost	566	656

Carrying amount	1,139	1,366

        In the current reporting year, equity instruments at cost with a carrying amount of €5 million (2006: €20 million; 2005: €11 million) were sold. The realized gains from the sales were €90 million in 2007 (2006: €45 million; 2005: €9 million). As of December 31, 2007, the Group did not intend to dispose of any reported equity instruments at cost.

        Financial assets at fair value through profit or loss comprise the following:

	At December 31,
(in millions of €)	2007	2006
Trading securities	313	207
Derivative financial instruments not used in hedge accounting	1,300	990

Carrying amount	1,613	1,197

        Derivatives.    For information on derivatives see Note 29.

        Other receivables and financial assets.    Other receivables and financial assets particularly comprise receivables and loans from associated companies, joint ventures and unconsolidated subsidiaries.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

15. Other Assets

        The remaining non-financial assets are comprised of the following:

	At December 31, 2007			At December 31, 2006
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Reimbursements due to income tax refunds	243	149	392	630	209	839
Reimbursements due to other tax refunds	1,221	21	1,242	883	37	920
Reimbursements due to Medicare Act (USA)	—	106	106	—	1,329	1,329
Other expected reimbursements	489	26	515	410	188	598
Prepaid expenses	199	97	296	503	275	778
Others	216	81	297	497	682	1,179

Carrying amount	2,368	480	2,848	2,923	2,720	5,643

        Other expected reimbursements predominantly relate to recovery claims from our suppliers in connection with issued product warranties.

16. Inventories

	At December 31,
(in millions of €)	2007	2006
Raw materials and manufacturing supplies	1,741	2,181
Work-in-process	1,907	3,137
Finished goods, parts and products held for resale	10,343	13,036
Advance payments to suppliers	95	42

Carrying amount	14,086	18,396

        The production cost of inventories recognized as expense in 2007 amounts to €86,410 million (2006: €107,217 million; 2005: €104,098 million). Production cost are included in cost of sales (2007: €64,143 million; 2006: €67,142 million; 2005: €63,596 million) and in profit (loss) from discontinued operations (2007: €22,267 million; 2006: €40,075 million; 2005: €40,502 million). The amount of write-down of inventories to net realizable value recognized as expense was €111 million (2006: €87 million; 2005: €69 million) in 2007. At December 31, 2007, €1,431 million (2006: €1,531 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over within twelve months amounted to €13,542 million at December 31, 2007 (2006: €17,684 million).

        At December 31, 2007, inventories include €382 million (2006: €369 million) of company cars of Daimler AG, which were pledged as collateral to the Daimler Pension Trust e.V. based on the requirement to provide collateral for certain vested employee benefits in Germany.

        The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €88 million in 2007 (2006: €114 million). The utilization of the assets occurs in the context of normal business cycle.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

17. Trade Receivables

	At December 31,
(in millions of €)	2007	2006
Gross carrying amount	6,738	8,147
Allowance for doubtful accounts	(377)	(476)

Carrying amount, net	6,361	7,671

        As of December 31, 2007, €25 million of the trade receivables mature after more than one year (2006: €81 million).

        Allowances.    Changes in the allowance for doubtful accounts for trade receivables were as follows:

(in millions of €)	2007	2006	2005
Balance at January 1	476	540	591
Charged to costs and expenses	12	25	41
Amounts written off	(78)	(67)	(75)
Disposal of Chrysler activities	(22)	—	—
Currency translation and other changes	(11)	(22)	(17)

Balance at December 31	377	476	540

        The total expenses relating to the impairment losses of trade receivables amounted to €126 million (2006: €91 million; 2005: €107 million).

        Credit risks.    The following chart gives an overview of credit risks included in trade receivables:

	At December 31,
(in millions of €)	2007	2006
Receivables, neither past due nor impaired	4,501	5,509
Receivables past due, not impaired individually
less than 30 days	589	726
30 to 59 days	121	140
60 to 89 days	51	60
90 to 119 days	68	100
120 days or more	57	65

Total	886	1,091
Receivables impaired individually	974	1,071

Carrying amount	6,361	7,671

        Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

        Further information on financial risk and nature of risks is provided in Note 30.

        Sale of receivables.    Based on market conditions and liquidity needs, Daimler may sell portfolios of trade receivables to third parties. At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables are continued to be recognized in the Group's consolidated balance sheets.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        As of December 31, 2007, the carrying amount of trade receivables sold, but not derecognized for accounting purposes amounted to €226 million (2006: €312 million). For information on the liabilities in total, related to the sold but not derecognized receivables, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

18. Assets and Liabilities Held for Sale (Potsdamer Platz)

        On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real-estate properties at Potsdamer Platz to the SEB Group for a sale price of €1.4 billion. The transaction closed on February 1, 2008. From this transaction, the Group expects a positive effect of €0.4 billion on EBIT of Vans, Buses, Other.

        At the same time, the Group entered into leases for approximately half of the sold office space with a non-cancellable lease period ending December 31, 2012. At the end of the non-cancellable lease terms, there are two renewal options for five years each.

        In the consolidated balance sheet as of December 31, 2007, the assets and liabilities of Potsdamer Platz are presented separately as assets and liabilities held for sale. The assets and liabilities held for sale are comprised on a consolidated basis of the following:

(Amounts in millions of €)	December 31, 2007
Assets held for sale
Property, plant and equipment	920
Other assets	2

922
Liabilities held for sale
Provisions for other risks and other liabilities	26

19. Equity

        See also the consolidated statements of changes in equity.

        Share capital is divided into no-par value shares. All shares are fully paid up. Each share grants the bearer one voting right at the Annual Meeting of Daimler AG and a right to participate in profits as defined by the dividend distribution resolved at the Annual Meeting.

(in millions of shares)	2007	2006
Number of shares outstanding
Shares outstanding on January 1	1,028	1,018
Stock option plan rights exercised	36	10
Retirement of own shares (share buyback program)	(50)	—

Shares outstanding on December 31	1,014	1,028

        Treasury shares.    In 2007, Daimler acquired 0.5 million Daimler shares (2006: 0.7 million; 2005: 0.7 million) in connection with employee share purchase programs, 0.5 million shares (2006: 0.7 million; 2005: 0.7 million) of which were issued to employees.

        The Annual Meeting on April 4, 2007 authorized Daimler to acquire, until October 4, 2008, treasury shares for certain predefined purposes up to an amount of €267 million of the issued capital, or nearly 10% of the current issued capital. On August 29, 2007, the Supervisory Board approved the share buyback program. Between August 30, 2007 and December 20, 2007, the company partly exercised the authorization granted by the Annual Shareholders' Meeting by repurchasing a total of 50.0 million shares representing €131 million of the issued capital. The repurchased shares were retired and cancelled.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Authorized and contingent capital.    By way of a resolution adopted at the Annual Meeting on April 9, 2003, the Board of Management was authorized, with the approval of the Supervisory Board, to increase the issued capital by up to €500 million by issuing new registered shares for cash contributions and by up to €500 million by issuing new registered shares for non-cash contributions by April 8, 2008. Furthermore, the Board of Management is authorized to increase the issued capital by up to €26 million for the purpose of issuing employee shares.

        The Board of Management was also authorized, with the approval of the Supervisory Board, to issue convertible and / or option bonds with a total nominal amount of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new Daimler shares with a pro rata amount of share capital of up to €300 million, in line with the specified conditions, by April 5, 2010.

        Following the expiration of the convertible bond, the non-converted bonds issued as part of the 1996 stock option plan with a nominal amount of €0.1 million, were repaid to the bearers on July 19, 2006.

        As of December 31, 2007, 29.1 million options of the 2000 stock option plan with a nominal amount of €77 million had not yet been exercised.

        Miscellaneous.    Under the German Stock Corporation Act (Aktiengesetz), the dividend that can be distributed to shareholders is based on the unappropriated earnings reported in the annual financial statements of Daimler AG (parent company only) in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2007, the Daimler management will propose to the shareholders at the Annual Meeting that €2,028 million (€2.00 per share) of the unappropriated accumulated earnings of Daimler AG is distributed as a dividend to the stockholders.

        During the preparation of the consolidated financial statements for 2007, Daimler recognized that equity as of January 1, 2005, the transition date to IFRS, and subsequent year ends had to be adjusted by an amount of €(103) million. Accordingly, retained earnings of the Daimler Group were retroactively adjusted. The adjustments were not material for the Group's equity and did not affect the operations of either 2005 and 2006.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The table below shows the changes in other reserves directly recognized in equity:

	2007			2006			2005
(in millions of €)	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes
Financial assets available for sale:
Fair value changes recognized in equity	(241)	18	(223)	121	(27)	94	272	19	291
(Income) / expenses reclassified through profit or loss	(6)	2	(4)	(1)	—	(1)	(303)	45	(258)

Total financial assets available for sale	(247)	20	(227)	120	(27)	93	(31)	64	33

Derivative financial instruments:
Fair value changes recognized in equity	2,030	(546)	1,484	2,313	(877)	1,436	(3,608)	1,277	(2,331)
(Income) / expenses reclassified through profit or loss	(1,915)	677	(1,238)	(1,899)	722	(1,177)	1,514	(476)	1,038

Total derivative financial instruments	115	131	246	414	(155)	259	(2,094)	801	(1,293)

Currency translation adjustments	(812)	—	(812)	(1,621)	—	(1,621)	1,974	—	1,974

Total income and (expenses) recognized directly in equity	(944)	151	(793)	(1,087)	(182)	(1,269)	(151)	865	714

Net profit			3,985			3,783			4,215

Total income for period			3,192			2,514			4,929

        In the line item total financial assets available for sale the amounts of 2007 include minority interest of €(3) million before taxes and €(2) million net of taxes (2006: -; 2005: €8 million before taxes, €4 million net of taxes). The line item total derivative financial instruments includes €83 million before taxes and €83 net of taxes attributable to minority interest in 2007 (2006: -; 2005: -). Minority interest of €(12) million before taxes and €(12) million net of taxes are included in the line item currency translation adjustments for 2007 (2006: €(36) million before and net of taxes; 2005: €7 million before and net of taxes).

20. Share-based Payment

        As of December 31, 2007, the Group has the following awards outstanding that were issued under a variety of plans: (1) the 2005-2007 Performance Phantom Share Plans ("PPSP"), (2) the Stock Option Plan 2000 ("SOP") and (3) various stock appreciation rights ("SAR") plans from previous years. The Medium Term Incentive Awards ("MTI") 2004-2006 were due in 2007 and caused effects on the consolidated statement of income only in the first half of 2007. The SOP 2003 and 2004 are equity-settled share-based payment instruments and are measured at fair value at the date of grant. PPSP and SAR are cash-settled share-based payment instruments and are measured at respective fair value at the balance sheet date.

        The PPSP and the MTI are paid off at the end of the stipulated holding period; earlier, pro-rated pay off is possible only if certain defined conditions are met. For the SAR Plans, the vesting periods for all plans have passed, so that all SARs are exercisable under consideration of the exercise prices. The fair values of the SAR Plans are taken into account in the provision at the balance sheet date. The intrinsic values of the SARs were zero at year-end.

        Due to the deconsolidation of the Chrysler activities, the outstanding rights for Chrysler employees do not result in a debt from share-based payment any more. As of December 31, 2007, provisions for other risks were recorded for Chrysler rights that are not paid off.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The effects of share-based payment arrangements in the income statements and balance sheets were as follows (before income taxes):

	Remuneration expense/(income)			Provision at December 31,
(in millions of €)	2007	2006	2005	2007	2006
PPSP	161	59	30	165	69
MTI	4	.	(25)	—	6
SAR	39	.	(42)	8	8
SOP	24	38	88	—	—

	228	97	51	173	83

        Effects in the consolidated statements of income resulting from rights of members of the Board of Management:

	Dr. Dieter Zetsche		Günther Fleig		Dr. Rüdiger Grube		Andreas Renschler		Bodo Uebber		Dr. Thomas Weber
(in millions of €)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
PPSP	5.1	1.2	2.5	0.6	2.5	0.6	2.6	0.6	2.7	0.7	2.5	0.6
MTI	.	.	.	.	.	.	.	.	.	.	.	.
SAR	0.1	.	.	.	—	—	.	.	.	.	.	.
SOP	3.0	0.8	1.5	0.4	1.5	0.4	.	0.1	1.2	0.3	0.1	0.3

        The details of the overview do not represent any paid or committed remuneration, but refer to expense which has been calculated according to IFRS.

        Performance Phantom Share Plans.    In 2007, the Group adopted a "Performance Phantom Share Plan", similar to that used in 2005 and 2006, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) multiplied by the quoted price of Daimler's Ordinary Shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

        The Group recognizes a provision for award for the PPSP. Since payment per vested phantom share depends on the quoted price of one Daimler Ordinary Share, the quoted price represents the fair value of each phantom share. The proportionate remuneration expenses for 2007, 2006 and 2005 are determined on the basis of the year-end quoted price of Daimler Ordinary Shares and the estimated target achievement.

        Stock Option Plans.    In April 2000, the Group's shareholders approved the Daimler SOP, which grants of stock options for the purchase of Daimler Ordinary Shares to eligible employees. Options granted under the SOP are exercisable at a reference price per Daimler Ordinary Share, which is determined in advance, plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per Daimler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. After 2004 no new stock options were granted.

        In the event of exercise the Group issued common shares.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Chrysler employees are still able to exercise their rights. Employees are allowed to exercise their rights within one year after leaving the Group, former employees with an inactive status at deconsolidation are allowed to exercise their rights for a maximum of five years after leaving the Group. Exercises, and therefore the issue of new common shares, cause an increase in the share capital of Daimler, similar to exercises of stock options by current Daimler employees. As of December 31, 2007, Chrysler employees held 4.9 million exercisable rights.

        The table below shows the basic terms of the SOP (in millions):

				At December 31, 2007
Year of grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	7.7	7.7
2001	€55.80	€66.96	18.7	6.9	6.9
2002	€42.93	€51.52	20.0	5.3	5.3
2003	€28.67	€34.40	20.5	3.7	3.7
2004	€36.31	€43.57	18.0	5.5	5.5

        Options granted to the Board of Management in 2004 for which—according to the recommendations of the German Corporate Governance Code—the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

        Analysis of the stock options issued is as follows:

			2006		2005
	2007
			Number of stock options in millions		Number of stock options in millions
	Number of stock options in millions	Average exercise price € per share		Average exercise price € per share		Average exercise price € per share
Balance at beginning of the year	67.1	56.00	79.6	53.92	86.5	52.78
Options granted	—	—	—	—	—	—
Exercised	(35.7)	53.89	(10.0)	37.06	(5.3)	34.40
Forfeited	.	52.36	(0.2)	43.81	(0.3)	41.42
Disposal of Chrysler activities	(2.3)	68.15	(2.3)	67.61	(1.3)	60.13

Outstanding at year-end	29.1	57.66	67.1	56.00	79.6	53.92
Exercisable at year-end	29.1	57.66	58.8	57.75	52.8	60.82

        The weighted average share price of Daimler ordinary shares during the exercise period was €65.69 (2006: €44.99; 2005: €40.08).

        Stock Appreciation Rights Plans.    The 1997 and 1998 SOPs (former Daimler-Benz plans), which granted options for the purchase of Daimler ordinary shares to certain members of management, are due ten years after issuance and included a purpose of price advance. All options granted under these plans were converted into SARs in 1999. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of an SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving Daimler Ordinary Shares. The number of outstanding and exercisable SARs amounts to 3.2 million at December 31, 2007.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In 1999, Daimler established a stock appreciation rights plan (the "SAR Plan 1999"), which provides eligible employees of the Group with the right to receive cash equal to the appreciation of Daimler ordinary shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the grant date. All unexercised SARs expire ten years from the grant date. The exercise price of an SAR is equal to the fair market value of Daimler's Ordinary Shares on the grant date. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each (US $98.76 for Chrysler employees), of which 3.6 million are outstanding and exercisable at December 31, 2007.

        In conjunction with the consummation of the merger between Daimler-Benz AG and Chrysler Corporation in 1998, the Group implemented an SAR plan, for which 22.3 million SARs were issued at an exercise price of US $75.56 each. The initial grant of SARs replaced Chrysler fixed stock options.

        The SARs are measured at their fair values and are recognized as provisions.

        The fair values of the Daimler SARs were measured based on a modified Black-Scholes option-pricing model, which takes into account the specific terms of issuance. For the determination of the volatility, the historic volatility of the Daimler share based on the expected period until exercise of the various SAR plans was used.

        Medium Term Incentive Awards.    Until 2004, the Group granted MTIs with three year performance periods to certain eligible employees. The cash amount ultimately earned at the end of a performance period was primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of Daimler ordinary shares at the end of three-year performance periods. The benchmarks were return on net assets and return on sales.

        The MTI awards issued in 2004 were due in 2007.

21. Pensions and Similar Obligations

        The provisions for pension benefit plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2007	2006
Provision for pension benefits (pension plans)	3,038	4,041
Provision for other post-employment benefits	790	14,598
Provision for other benefits	24	375

	3,852	19,014

Defined pension benefit plans

        The Group provides pension benefits with defined entitlements to almost all of its employees which have to be accounted for as defined benefit plans and are funded with assets to a very large degree. These pension benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Funded status.    The following information with respect to the Group's pension plans is presented separately for German plans and non-German plans. In the prior years, the non-German plans were principally comprised of plans in the United States. In 2007, as a result of the deconsolidation of the Chrysler activities, the Group's provisions for pension benefits and the corresponding plan assets decreased significantly. The funded status is as follows:

	At December 31, 2007			At December 31, 2006			At December 31, 2005
(in millions of €)	Total	German plans	Non- German plans	Total	German plans	Non- German plans	Total	German plans	Non- German plans
Present value of defined benefit obligations	15,686	13,539	2,147	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	(13,774)	(12,073)	(1,701)	(35,176)	(11,542)	(23,634)	(34,348)	(10,590)	(23,758)

Funded status	1,912	1,466	446	2,290	3,186	(896)	7,166	4,573	2,593

        A reconciliation of the funded status to the net amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2007			At December 31, 2006
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Funded status	1,912	1,466	446	2,290	3,186	(896)
Unrecognized actuarial net gains/(losses)	1,106	1,022	84	1,929	(472)	2,401
Unrecognized past service cost	—	—	—	(347)	—	(347)

Net amounts recognized	3,018	2,488	530	3,872	2,714	1,158

Amounts recognized in the consolidated balance sheets consist of:
Other assets	(20)	—	(20)	(169)	—	(169)
Provisions for pensions and similar obligations	3,038	2,488	550	4,041	2,714	1,327

Net amounts recognized	3,018	2,488	530	3,872	2,714	1,158

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The development of the present value of the defined benefit obligations and the fair value of plan assets is as follows:

	2007			2006
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of the defined benefit obligation at the beginning of the year	37,466	14,728	22,738	41,514	15,163	26,351
Current service cost	609	334	275	829	365	464
Interest cost	1,421	651	770	1,872	582	1,290
Contributions by plan participants	10	—	10	18	—	18
Actuarial gains	(2,354)	(1,728)	(626)	(1,704)	(588)	(1,116)
Past service cost	21	—	21	50	—	50
Curtailments	34	(2)	36	136	85	51
Settlements	(43)	—	(43)	(56)	—	(56)
Pension benefits paid	(1,697)	(597)	(1,100)	(2,247)	(577)	(1,670)
Disposal of Chrysler activities	(19,198)	—	(19,198)	—	—	—
Currency exchange-rate and other changes	(583)	153	(736)	(2,946)	(302)	(2,644)

Present value of the defined benefit obligation at the end of the year	15,686	13,539	2,147	37,466	14,728	22,738

Thereof with plan assets	14,503	12,455	2,048	36,281	13,609	22,672
Thereof without plan assets	1,183	1,084	99	1,185	1,119	66
Fair value of plan assets at the beginning of the year	35,176	11,542	23,634	34,348	10,590	23,758
Expected return on plan assets	2,016	862	1,154	2,599	790	1,809
Actuarial gains/(losses)	8	(233)	241	1,685	209	1,476
Actual return on plan assets	2,024	629	1,395	4,284	999	3,285
Contributions by the employer	645	425	220	1,199	464	735
Contributions by plan participants	10	—	10	18	—	18
Settlements	(14)	—	(14)	(31)	—	(31)
Benefits paid	(1,585)	(523)	(1,062)	(2,115)	(504)	(1,611)
Disposal of Chrysler activities	(21,718)	—	(21,718)	—	—	—
Currency exchange-rate and other changes	(764)	—	(764)	(2,527)	(7)	(2,520)

Fair value of plan assets at the end of the year	13,774	12,073	1,701	35,176	11,542	23,634

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The experience related adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments are as shown in the following table (based on the pension benefit plans and plan assets at December 31):

	At December 31,
(in millions of €)	2007	2006	2005
Present value of obligation	154	45	201
Fair value of plan assets	(238)	1,685	1,629

        Plan assets.    At December 31, 2007, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and administer the plans. The Group's plan asset allocations are presented in the following table:

	Plan assets German plans		Plan assets Non-German plans
	At December 31,		At December 31,
(in % of plan assets)	2007	2006	2007	2006
Equity securities	53	56	53	62
Debt securities	35	35	29	24
Alternative investments	8	4	3	8
Real estate	2	2	2	5
Other	2	3	13	1

        Alternative investments consist of private equity and debt investments as well as investments in commodities and hedge funds.

        Assumptions.    The measurement date for the Group's pension benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

        The following weighted average assumptions were used to determine pension benefit obligations:

	German plans		Non-German plans
	At December 31,		At December 31,
(in %)	2007	2006	2007	2006
Average assumptions:
Discount rates	5.4	4.5	5.3	5.7
Expected long-term remuneration increases	3.1	2.5	4.6	4.1

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
(in %)	2007	2006	2005	2007	2006	2005
Average assumptions:
Discount rates	4.5	4.0	4.8	5.7	5.4	5.8
Expected long-term returns on plan assets	7.5	7.5	7.5	8.5	8.5	8.5
Expected long-term remuneration increases	2.5	3.0	3.0	4.1	4.4	4.5

        Discount rates.    The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of high quality corporate bonds with maturities and values matching those of the pension payments.

        Expected return on plan assets.    The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocation of plan assets and expected future returns for the various asset classes in the portfolios. Our investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices. The allocation-weighted average return expectations serve as an initial indicator for the expected rate of return on plan assets for each pension fund.

        In addition, Daimler considers long-term actual plan assets results and historical market returns in its evaluation in order to reflect the long-term character of the expected rate of return.

        Net pension cost (income).    The components of net pension cost (income) for the continued and discontinued operations were as follows:

	2007			2006			2005
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Current service cost	609	334	275	829	365	464	739	296	443
Interest cost	1,421	651	770	1,872	582	1,290	1,874	588	1,286
Expected return on plan assets	(2,016)	(862)	(1,154)	(2,599)	(790)	(1,809)	(2,322)	(673)	(1,649)
Amortization of net actuarial losses/(gains)	(38)	—	(38)	1	1	—	—	—	—
Past service cost	46	—	46	73	—	73	250	—	250

Net periodic pension cost/(income)	22	123	(101)	176	158	18	541	211	330
Curtailments and settlements	21	(2)	23	112	85	27	11	(5)	16

Net pension cost/(income)	43	121	(78)	288	243	45	552	206	346

        Expected payments.    In 2008, Daimler expects to make cash contributions of €0.1 billion to its pension plans. In addition, the Group expects to make pension benefit payments of €0.1 billion under pension benefit schemes without plan assets.

Defined pension contribution plans

        At Daimler, the payments made under defined pension contribution plans are primarily related to government-run pension plans. In 2007, the total cost from payments made under defined contribution plans amounted to €1.2 billion (2006: €1.1 billion; 2005: €1.2 billion).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

Other post-employment benefits

        Certain foreign subsidiaries of Daimler, particularly in North America, provide post-employment health and life-insurance benefits with defined entitlements to their employees, which have to be accounted for as defined benefit plans and are funded with assets to a lesser degree. The benefits and eligibility rules can be modified. In 2007, as a result of the deconsolidation of the Chrysler activities, the Group's provisions for other post-employment benefits and the corresponding plan assets decreased significantly.

        Funded status.    The funded status is as follows:

	At December 31,
(in millions of €)	2007	2006	2005
Present value of defined benefit obligations	890	17,359	19,275
Less fair value of plan assets	(50)	(1,928)	(1,912)
Less reimbursement rights	(106)	(1,329)	(1,564)

Funded status	734	14,102	15,799

        A reconciliation of the funded status to net amounts recognized in the consolidated balance sheets is as follows:

	At December 31,
(in millions of €)	2007	2006
Funded status	734	14,102
Unrecognized actuarial net losses	(59)	(973)
Unrecognized past service income, net	9	140

Net amounts recognized	684	13,269

Amounts recognized in the consolidated balance sheets consist of:
Other assets	(106)	(1,329)
Provisions for pensions and similar obligations	790	14,598

Net amounts recognized	684	13,269

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The development of the present value of the defined benefit obligation and the fair value of plan assets is as follows:

(in millions of €)	2007	2006
Present value of the defined benefit obligation at the beginning of the year	17,359	19,275
Current service cost	170	315
Interest cost	600	983
Contributions by plan participants	1	1
Actuarial (gains)/losses	(396)	226
Past service income	(11)	(551)
Curtailments and settlements	(4)	(33)
Pension benefits paid	(495)	(876)
Disposal of Chrysler activities	(15,649)	—
Currency exchange-rate and other changes	(685)	(1,981)

Present value of the defined benefit obligation at the end of the year	890	17,359

Thereof with plan assets	392	16,817
Thereof without plan assets	498	542
Fair value of plan assets at the beginning of the year	1,928	1,912
Expected return on plan assets	94	151
Actuarial gains	61	86
Actual return on plan assets	155	237
Contributions by the employer	13	5
Contributions by plan participants	1	1
Benefits paid	(26)	(18)
Disposal of Chrysler activities	(1,933)	—
Currency exchange-rate and other changes	(88)	(209)

Fair value of plan assets at the end of the year	50	1,928

        The development of the fair value of reimbursement rights due to the Medicare Act is as follows:

(in millions of €)	2007	2006
Fair value of reimbursement entitlement at the beginning of the year	1,329	1,564
Expected return on reimbursement right	53	100
Actuarial gains/(losses)	(112)	106
Actual return on reimbursement rights	(59)	206
Past service cost	—	(230)
Reimbursements to employer	(24)	(44)
Disposal of the Chrysler activities	(1,077)	—
Currency exchange-rate and other changes	(63)	(167)

Fair value of reimbursement entitlement at the end of the year	106	1,329

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The experienced adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments are as shown in the following table (based on the other post-employment benefit plans and plan assets at December 31):

	At December 31,
(in millions of €)	2007	2006	2005
Present value of obligation	(17)	154	255
Fair value of plan assets	(2)	86	(10)

        Plan assets.    At December 31, 2007, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income of the plan assets are used solely to pay post-employment benefits and to administer the plans.

        Assumptions.    The measurement date for the Group's accumulated other post-employment benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic post-employment benefit cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the accumulated post-employment benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

        The weighted average assumptions used to determine the benefit obligations of the Group's post-employment benefit plans at December 31 were as follows:

	At December 31,
(in %)	2007	2006
Average assumptions:
Discount rates	6.2	5.9
Health-care inflation rates in following year	8.2	8.3
Long-term health-care inflation rates	5.0	5.0

        The weighted average assumptions used to determine the net periodic post-employment benefit cost of the Group's post-employment benefit plans were as follows:

(in %)	2007	2006	2005
Average assumptions:
Discount rates	5.9	5.7	6.0
Expected long-term returns on plan assets	8.5	8.5	8.5
Health-care inflation rates in "base" year	8.3	7.4	8.0
Long-term health-care inflation rates	5.0	5.0	5.0

        Discount rates.    The discount rates are determined annually as of December 31 on the basis of high quality corporate bonds with maturities and values matching those of the benefit obligations.

        Expected return on plan assets.    Post-employment benefit plan assets utilize an asset allocation substantially similar to that of the pension plan assets. Accordingly, the information on the expected rate of return on pension plan assets as described above also applies to other post-employment plan assets.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Net post-employment benefit cost.    The components of net periodic post-employment benefit cost for the continued and discontinued operations were as follows:

(in millions of €)	2007	2006	2005
Current service cost	170	315	297
Interest cost	600	983	997
Expected return on plan assets	(94)	(151)	(144)
Expected return on reimbursement rights	(53)	(100)	(104)
Amortization of actuarial losses	13	9	—
Past service income	(6)	(234)	(220)

Net periodic post-employment benefit cost	630	822	826
Curtailments and settlements	12	3	3

Net post-employment benefit cost	642	825	829

22. Provisions for Other Risks

        The development of provisions for other risks is summarized as follows:

(in millions of €)	Product warranties	Sales incentives	Personnel and social costs	Other	Total
Balance at December 31, 2006	10,261	4,839	3,812	5,003	23,915

Thereof current	4,536	4,763	1,665	3,150	14,114
Thereof non-current	5,725	76	2,147	1,853	9,801
Additions	3,789	4,663	2,014	3,756	14,222
Utilizations	(4,203)	(4,711)	(1,759)	(2,586)	(13,259)
Reversals	(225)	(177)	(145)	(585)	(1,132)
Addition of accrued interest and effects of changes in discount rates	339	—	111	114	564
Disposal of Chrysler activities	(3,000)	(3,594)	(868)	(2,262)	(9,724)
Currency translation and other changes	(363)	(190)	(137)	(495)	(1,185)

Balance at December 31, 2007	6,598	830	3,028	2,945	13,401

Thereof current	3,103	819	1,419	1,931	7,272
Thereof non-current	3,495	11	1,609	1,014	6,129

        Product warranties.    Daimler issues various types of product guarantees, under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The provision for these product warranties covers expected costs for legal and contractual warranty claims, as well as expected costs for policy coverage, recall campaigns and buyback commitments. The provision for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues. The utilization date of product warranties depends on the incidence of the warranty claims and can span the entire term of the product warranties.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Sales incentives.    The provisions for sales incentives relate to obligations for expected reductions in sales revenue already recognized. These include bonuses, discounts and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods, but will not be paid until subsequent periods.

        Personnel and social costs.    Provisions for personnel and social costs include primarily expected expenses of the Group for employee anniversary bonuses, profit sharing arrangements, management bonuses as well as early retirement and partial retirement plans. The additions recorded to the provisions for profit sharing and management bonuses in the reporting year usually result in cash outflows in the following year.

        Other.    Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. In addition, provisions for other taxes and various other risks are summarized in this position.

23. Financing Liabilities

	At December 31, 2007			At December 31, 2006
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Notes/bonds	11,003	26,075	37,078	19,383	44,534	63,917
Commercial paper	112	—	112	11,302	—	11,302
Liabilities to financial institutions	7,331	5,264	12,595	11,126	7,865	18,991
Liabilities to affiliated companies	527	3	530	504	104	608
Deposits from direct banking business	3,962	138	4,100	2,962	148	3,110
Loans, other financing liabilities	103	10	113	691	426	1,117
Liabilities from finance lease	62	377	439	62	429	491

Total financing liabilities	23,100	31,867	54,967	46,030	53,506	99,536

        Based on market conditions and liquidity needs, Daimler may sell certain receivables to third parties. As of December 31, 2007, liabilities relating to transfers of receivables accounted as secured borrowings amounted to €1,652 million (2006: €22,005 million). These are reported under notes/bonds in the amount of €1,417 million, under liabilities to financial institutions in the amount of €147 million, and under loans, other financing liabilities in the amount of €88 million.

        Daimler AG provides a full and unconditional guarantee of medium-term notes issued by its wholly-owned finance subsidiary Daimler Finance North America LLC, which has no assets or operations other than those related to the issuance, administration and repayment of such notes.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

24. Other Financial Liabilities

        Other financial liabilities are composed of the following items:

	At December 31, 2007			At December 31, 2006
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Derivative financial instruments used in hedge accounting	66	169	235	236	140	376
Financial liabilities recognized at fair value through profit or loss	300	—	300	196	—	196
Liabilities from residual value guarantees	1,720	1,221	2,941	2,015	1,326	3,341
Liabilities from wages and salaries	1,129	1	1,130	1,300	2	1,302
Other	5,227	282	5,509	4,622	264	4,886

Miscellaneous other financial liabilities	8,076	1,504	9,580	7,937	1,592	9,529

Total other financial liabilities	8,442	1,673	10,115	8,369	1,732	10,101

        Derivative financial instruments.    Information on derivative financial instruments can be found in Note 29.

        Financial liabilities recognized at fair value through profit or loss relate exclusively to derivative financial instruments, which are not used in hedge accounting.

25. Other Liabilities

        Other liabilities are composed of the following items:

	At December 31, 2007			At December 31, 2006
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Income tax liabilities	118	103	221	131	96	227
Miscellaneous other liabilities	1,154	11	1,165	1,387	16	1,403

Total other liabilities	1,272	114	1,386	1,518	112	1,630

26. Consolidated Statements of Cash Flows

        Calculating funds.    Cash and cash equivalents include funds of €42 million (2006: €1,326 million; 2005: €444 million) from consolidated special purpose entities which are solely used to settle the respective financial liabilities.

        Cash provided by operating activities.    The changes in other operating assets and liabilities are as follows:

(in millions of €)	2007	2006	2005
Provision	(859)	(979)	(1,506)
Financial instruments	(159)	(477)	263
Miscellaneous other assets and liabilities	1,407	(340)	515

	389	(1,796)	(728)

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The cash provided by operating activities includes the following cash flows:

(in millions of €)	2007	2006	2005
Interest paid	(1,541)	(977)	(1,075)
Interest received	977	716	648
Income taxes paid, net	(1,020)	(1,494)	(700)
Dividends received	69	191	155

        Cash provided by investing activities.    As of the transfer date the following assets and liabilities of the Chrysler activities were disposed of:

(in millions of €)
Intangible assets	2,510
Property, plant and equipment	16,457
Equipment on operating leases	20,240
Inventories	5,572
Trade receivables	974
Receivables from financial services	35,030
Other financial assets	1,085
Other assets	3,544
Provisions	24,751
Trade payables	6,578
Financing liabilities	20,550
Other financial liabilities	2,549
Other liabilities	6,648

        The cash inflow from the transaction of €22,594 million reported on the cash flow statement is net of disposed cash and cash equivalents, which amounted to €3,003 million.

        Cash used for financing activities.    The cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2007, the cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €77 million (2006: €80 million; 2005: €78 million).

27. Legal Proceedings

        Various legal proceedings, claims and governmental investigations are pending against Daimler AG and its subsidiaries on a wide range of topics, including vehicle safety, emissions and fuel economy, financial services, dealer, supplier and other contractual relationships, intellectual property rights, product warranties, environmental matters, and shareholder matters. Some of these proceedings allege defects in various components in several different vehicle models or allege design defects relating to vehicle stability, pedal misapplication, brakes or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages or undertake service actions, recall campaigns or other costly actions.

        The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG (formerly DaimlerChrysler Financial Services AG), Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and as further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Daimler (formerly DaimlerChrysler) believes the claims are without merit and is defending itself vigorously. The response was submitted to the arbitrators on June 30, 2006. The reply of the plaintiff was delivered to the arbitrators on February 15, 2007. The rejoinder of the defendants was delivered to the arbitrators on October 1, 2007. See also Note 28.

        As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler (formerly DaimlerChrysler) including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act ("FCPA"). Daimler has voluntarily shared with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and has provided the agencies with information pursuant to outstanding subpoenas and other requests. Daimler has also had communications with the office of a German public prosecutor regarding these matters.

        In connection with its internal investigation, Daimler has determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions. Daimler has also identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of Daimler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses. Daimler has taken various actions designed to address and resolve the issues identified in the course of its investigation to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising Daimler's governance policies and internal control procedures and taking personnel actions.

        Daimler is working towards completing its internal investigation into possible violations of law. Some investigative and remediation work, however, is still ongoing and further issues may arise as Daimler completes the investigation. The DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against Daimler and certain of its employees, as well as additional changes to its business practices and compliance programs.

        Daimler also determined that for a number of years a portion of the taxes related to remuneration paid to expatriate employees was not properly reported. Daimler voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions and took various remedial actions to address these issues.

        Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. The Group establishes provisions in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in the Group's consolidated financial statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2007. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2007. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, Daimler believes that it should not materially affect its consolidated financial position and cash flow.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

28. Guarantees and Other Financial Commitments

        Guarantees.    The following table shows the amounts of provisions and liabilities at December 31, which have been established by the Group in connection with its issued guarantees (excluding product warranties):

	Amount recognized as a liability At December 31,
(in millions of €)	2007	2006
Financial guarantees	218	297
Guarantees under buy-back commitments	381	344
Other guarantees	156	121

	755	762

        Financial guarantees.    Financial guarantees principally represent guarantees that require the Group to make certain payments if third parties, non-consolidated affiliated companies, and other companies in which the Group has a non-controlling equity interest fail to meet their financial obligations. The maximum potential obligation resulting from these guarantees amounted to €2,340 million at December 31, 2007 (December 31, 2006: €1,207 million). Included in the 2007 amount are guarantees, which the Group issued for the benefit of Chrysler in connection with the transfer of a majority interest in the Chrysler activities. These guarantees relate to Chrysler's pension obligations and certain other financial obligations of Chrysler. As coverage for a portion of these financial guarantees, Chrysler provided collateral to an escrow account. For the amounts and further information refer to Note 2.

        Guarantees under buy-back commitments.    Guarantees under buy-back commitments represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, the right, being contingent on the future purchase of vehicles or services. As of December 31, 2007, the best estimate for obligations under these guarantees for which no provisions had yet been recorded was €34 million (2006: €57 million). Residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties are not included in those amounts.

        Other guarantees.    Other guarantees principally include pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As of December 31, 2007, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €96 million (2006: €165 million).

        In 2002, our subsidiary Daimler Financial Services AG (formerly DaimlerChrysler Financial Services AG), Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. Daimler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect").

        According to the operating agreement, the toll collection system had to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. Toll Collect GmbH

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

        Failure to perform various obligations under the operating agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €150 million per year until the final operating permit has been issued and at €100 million per year following the issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

        Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting may require the consortium members to provide additional operating funds to Toll Collect GmbH.

        The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenue that allegedly arose from delays in the operability of the toll collection system. See Note 27 for additional information.

        Each of the consortium members (including Daimler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, Daimler AG (formerly DaimlerChrysler AG) has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

  •
  Guarantee of bank loans.  Daimler AG issued a guarantee to third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders. In 2006, bank loans previously obtained by the consortium and guaranteed by Daimler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by Daimler AG up to a maximum amount of €230 million.

  •
  Equity maintenance undertaking.  The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so-called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenue against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        Cofiroute's risks and obligations are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

        While Daimler's maximum future obligation resulting from the guarantee of the bank loan can be determined (€230 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the financial guarantee in form of the equity maintenance undertaking due to the various

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

uncertainties described above, although it could be material. Only the guarantee for the bank loan is included in the above disclosures for financial guarantees.

        Obligations associated with product warranties are also not included in the above disclosures. See Note 22 for provisions relating to such obligations.

        Other financial commitments.    In connection with certain production programs, Daimler has committed to purchase various levels of outsourced manufactured parts and components over extended periods. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2007, commitments to purchase outsourced manufactured parts and components as well as to invest in plant and equipment are approximately €5.0 billion.

        The Group has also entered into non-cancellable operating leases for facilities, plant and equipment. In 2007, rental payments of €817 million (2006: €835 million; 2005: €853 million) were recognized as expense. Future minimum lease payments under non-cancellable lease agreements are due as follows:

	At December 31,
(in millions of €)	2007	2006
Maturity
within one year	323	570
between one and five years	838	1,594
later than five years	1,100	1,162

	2,261	3,326

        In 2007 there were no future payments to be received from subletting these facilities, plant and equipment to third parties (December 31, 2006: €135 million).

        In addition, the Group issued loan commitments for a total of €1.9 billion and €2.3 billion as of December 31, 2007 and 2006, respectively. The 2007 amount include a credit line of US-$1.5 billion of subordinated debt for Chrysler's automotive business (see Note 2).

        In connection with the sale of real estate properties at Potsdamer Platz, the closing of this sale transaction occurred on February 1, 2008, the Group entered into long-term lease arrangements with respect to the sold office space. These lease arrangements are not yet reflected in the above table (see also Note 18).

29. Financial Instruments

a) Carrying amounts and fair values of financial instruments

        The following table shows the carrying amounts and fair values of the Group's financial instruments. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of this

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

financial instrument from another independent party. Given the varying influencing factors, the reported fair values can only be viewed as indicators of the prices that may actually be achieved on the market.

	At December 31, 2007		At December 31, 2006
(in millions of €)	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	39,213	39,164	77,169	76,446
Trade receivables	6,361	6,361	7,671	7,671
Cash and cash equivalents	15,631	15,631	8,409	8,409
Other financial assets
Financial assets available for sale[1]	2,344	2,344	7,398	7,398
Financial assets recognized at fair value through profit or loss	1,613	1,613	1,197	1,197
Derivative financial instruments used in hedge accounting	2,089	2,089	1,293	1,293
Other receivables and assets	3,581	3,502	3,044	3,044

Total financial assets	70,832	70,704	106,181	105,458

Financing liabilities	54,967	55,469	99,536	100,201
Trade payables	6,939	6,939	13,716	13,716
Other financial liabilities
Financial liabilities recognized at fair value through profit or loss	300	300	196	196
Derivative financial instruments used in hedge accounting	235	235	376	376
Miscellaneous other financial liabilities	9,580	9,580	9,529	9,529

Total financial liabilities	72,021	72,523	123,353	124,018

1
Includes equity interests measured at cost of €566 million (2006: €656 million), whose fair value cannot be determined with sufficient reliability.

        The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31,
(in millions of €)	2007	2006
Assets
Trade receivables	6,361	7,671
Other receivables and assets	3,581	3,044
Receivables from financial services[1]	25,050	63,231
Loans and receivables	34,992	73,946
Available-for-sale financial assets	2,344	7,398
Financial assets recognized at fair value through profit or loss[2]	1,613	1,197
Liabilities
Trade payables	6,939	13,716
Financing liabilities[3]	52,876	77,040
Other financial liabilities[4]	9,362	9,232
Financial liabilities measured at cost	69,177	99,988
Financial liabilities recognized at fair value through profit or loss[2]	300	196

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

1
This does not include lease receivables of €14,163 million (2006: €13,938 million) as these are not assigned to an IAS 39 measurement category.

2
Financial instruments classified as held for trading purposes. Therein included are also financial instruments that do not qualify for hedge accounting treatment.

3
This does not include liabilities from capital leases of €439 million (2006: €491 million) or liabilities from non-transference of assets of €1,652 million (2006: €22,005 million) as these are not assigned to an IAS 39 measurement category.

4
This does not include liabilities from finance guarantees of €218 million (2006: €297 million) as these are not assigned to an IAS 39 measurement category.

        The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

        Receivables from financial services.    The fair values of receivables from financial services with variable interest rates are estimated to be equal to the respective carrying amounts since the interest rates agreed and those available on the market do not significantly differ. The fair values of receivables from financial services with fixed interest rates are determined on the basis of discounted expected future cash flows. The discounting is based on the current interest rates, at which similar loans with identical terms as of December 31, 2007 and December 31, 2006 can be borrowed.

        Trade receivables and cash and cash equivalents.    Due to the short terms of these financial instruments, it is assumed that the fair value is equal to the carrying amount.

        Other financial assets.    Financial assets available for sale include the following:

  •
  Equity interests measured at fair value.  The equity interests measured at fair value were measured using quoted market prices at December 31.

  •
  Equity interests measured at cost.  Due to the absence of an active market the market price or fair value for these equity interests could not be determined and therefore these interests are measured at cost. These equity interests comprise shares in non-listed companies for which cash flows could not be reliably determined. Therefore, these investments have not been measured by discounting the estimated future cash flows. It is assumed that fair values are equal to the carrying amounts.

  •
  Debt instruments.  Debt instruments are predominantly measured using quoted market prices at December 31. The fair values of debt securities, for which quoted prices can not be obtained on the market, are based on valuation models using market data. For a portion of such instruments market data are not available for use in those valuation models.

        Financial assets recognized at fair value through profit or loss include the following:

  •
  Derivative financial instruments not used in hedge accounting.  For further details on the currency and interest rate hedging contracts see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. Hedging instruments for equities also include hedging instruments for listed investments which are included at equity in the consolidated financial statements.

  •
  Trading securities.  The trading securities measured at fair value were measured using quoted market prices at December 31.

        Derivative financial instruments used in hedge accounting include:

  •
  Derivative currency hedging contracts.  The fair values of currency forwards are determined on the basis of current reference prices in consideration of forward premiums and discounts. Currency options were measured using price quotations or option pricing models.

  •
  Derivative interest rate hedging contracts.  The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

    future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models.

        Other receivables and assets include the following:

  •
  Short-term other receivables and short-term loans.  These financial instruments are carried at cost. Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

  •
  Long-term loans and other long-term receivables.  These financial instruments are reported at present value on the balance sheet. It is assumed that the present values approximate the fair values of these financial instruments.

        Financing liabilities.    The fair values of bonds are calculated as the present values of the estimated future cash flows. Market interest rates for the appropriate terms were used for discounting. On account of the short terms of commercial papers and loans used in revolving credit facilities, it is assumed that the carrying amounts of these financial instruments approximate their fair values.

        Trade payables.    Due to the short maturities of these financial instruments, it is assumed that fair value is equal to the carrying amount.

        Other financial liabilities.    Financial liabilities recognized at fair value through profit or loss include the following:

  •
  Derivative financial instruments not used in hedge accounting.  See the notes under other financial assets

  •
  Derivative financial instruments used in hedge accounting.  See the notes under other financial assets

        Miscellaneous other financial liabilities include the following:

  •
  Liabilities from residual value guarantees.  For current liabilities, it is assumed that fair value approximates the carrying amount of these financial instruments due to their short maturities. Non-current liabilities are reported principally at present value on the balance sheet; it is assumed that the present values approximate the fair values of these financial instruments.

  •
  Miscellaneous other financial liabilities.  Because of the short maturities of these financial instruments, it is assumed that fair value approximates the carrying amount.

b) Net gains or losses

        The following table shows the net gains or losses of financial instruments included in the income statement (not including derivative financial instruments used in hedge accounting):

(in millions of €)	2007	2006	2005
Financial assets and liabilities recognized at fair value through profit or loss[1]	64	469	(516)
Financial assets available for sale	168	73	975
Loans and receivables	(375)	(326)	(455)
Financial liabilities measured at cost	13	20	(4)

1
Financial instruments classified as held for trading and derivative financial instruments not used in hedge accounting.

        In addition to amounts attributable to changes in fair value, net gains and losses of financial assets and liabilities recognized at fair value through profit or loss also include the interest income and expenses of these financial instruments.

        Net gains and losses on financial assets available for sale are mainly comprised of impairment losses and gains or losses on derecognition. For further information see Note 19.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Net gains and losses on loans and receivables are mainly comprised of gains or losses on derecognition as well as impairment losses and recoveries and are charged to cost of sales, selling expenses, other financial income (expense) and net profit (loss) from discontinued operations.

c) Total interest income and total interest expense

        Total interest income and total interest expense of the continued operations for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

(in millions of €)	2007	2006	2005
Total interest income	3,429	3,049	3,447
Total interest expense	(2,633)	(2,428)	(2,255)

        For qualitative descriptions of accounting for financial instruments (including derivative financial instruments) please refer to Note 1.

d) Information on derivative financial instruments

        Use of derivatives.    The Group uses derivative financial instruments such as interest rate swaps and forward rate agreements for hedging interest risks. Currency risks are hedged mainly through currency forward transactions and options.

        Fair values of hedging instruments.    The table below shows the fair values of hedging instruments:

	At December 31,
(in millions of €)	2007	2006
Fair value hedges	76	57
Cash flow hedges	1,778	860

        Fair value hedges.    The Group uses fair value hedges primarily for hedging interest rate risks.

        The changes in fair value of hedging instruments for 2007 amounted to €144 million (2006: €16 million; 2005: €(143) million). The offsetting changes in the value of underlying transactions amounted to €(150) million in 2007 (2006: €(18) million; 2005: €139 million).

        These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

        Cash flow hedges.    The Group uses cash flow hedges primarily for hedging currency and interest rate risks.

        In 2007, net unrealized gains on the measurement of derivatives (before income taxes) of €1.9 billion (2006: €2.3 billion; 2005: unrealized losses of €3.6 billion) were recognized in equity without affecting earnings. In this period, net gains of €484 million (2006: €54 million; 2005: €421 million) were reclassified from equity to revenue and net gains of €14 million (2006: €18 million; 2005: €30 million) were reclassified to cost of sales. In addition, in 2007, net gains of €30 million (2006: €1,341 million; 2005: losses of €2,782 million) were reclassified from equity to net interest income (expense), net. In 2007, net gains from reclassifications of €2 million (2006: -; 2005: €2 million) are included in net profit (loss) from discontinued operations. The reclassifications from equity to income do not include gains and losses of companies which are accounted for using the equity method.

        The consolidated net profit for 2007 includes net gains (before income taxes) of €6 million (2006: net gains of €4 million; 2005: net losses of €39 million) from the valuation of derivative financial instruments, which were hedge-ineffective.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In 2007, the discontinuation of cash flow hedges resulted in gains of €5 million (2006: –; 2005: losses of €1 million).

        During the upcoming financial year, €695 million in net gains, which were reported in equity as of the balance sheet date, are expected to be reclassified to the income statement. The total includes €317 million attributable to associated companies, whose results will be included in profit (loss) from companies accounted for using the equity method, net.

        The maturities of the interest rate hedges and currency hedges correspond with those of the underlying transactions. As of December 31, 2007, Daimler utilized derivative instruments with a maximum maturity of 26 months as hedges for currency risks arising from future transactions.

30.   Risk Management

General Information on Financial Risk

        Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices. Furthermore, commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. The Group is also exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Daimler Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. Daimler Financial Services manages credit risk irrespectively of whether a particular contract is accounted for as an operating lease or a finance lease. As a result, Daimler Financial Services' credit risk disclosures include credit risks arising from the entire leasing business unless otherwise indicated. These financial risks may adversely affect Daimler's financial position, cash flows and profitability.

        Daimler has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling of financial instruments. The guidelines upon which the Group's risk management processes are based are designed to identify and analyze these risks Group-wide, to set appropriate risk limits and controls and to monitor the risks by means of reliable and up-to-date administrative and information systems. The guidelines and systems are regularly reviewed and adjusted to changes in markets and products.

        The Group manages and monitors these risks primarily through its operating and financing activities and, if required, through the use of derivative financial instruments. Daimler does not use derivative financial instruments for purposes other than risk management. Without these derivative financial instruments, the Group would be exposed to higher financial risks. Additional information on financial instruments and especially derivatives is included in Note 29. Daimler regularly evaluates its financial risks with due consideration of changes in key economic indicators and up-to-date market information.

Credit Risk

        Credit risk is the risk of economic loss arising from a counterparty's failure to repay or service debt according to the contractual terms. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness as well as concentration risks.

        Liquid assets.    Liquid assets mainly consist of cash and cash equivalents and debt instruments from available-for-sale financial assets. In connection with the investment of liquid assets, the Group is exposed to credit-related losses to the extent that banks or issuers of securities fail to fulfill their obligations. Daimler

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

manages this credit risk exposure through the diversification of counterparties with the use of a limit system, based on the review of each counterparty's financial strength.

        With the investment of liquid assets, Daimler selects the banks and issuers of securities very carefully. In line with the Group's risk policy, the predominant part of the liquid assets is in investments with an external rating of A or better. To a lower extent, other investments of liquid assets are held only as far as deemed necessary to maintain the operating business in low-rated countries and other ordinary business.

        The maximum exposure to credit risk from liquid assets is equal to the carrying amount of these assets. The liquid assets comprise to a low amount direct investments in asset-backed instruments. In addition, liquid assets are also invested in high investment grade rated money market funds that partially hold securities from securitization transactions (asset-backed-securities and -commercial-papers, respectively). In view of current financial markets movements, Daimler reduced available limits for certain counterparties that were affected by the financial market crisis.

        Receivables from financial services.    The financing and lease activities of Daimler are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored with the use of defined standards, guidelines and procedures.

        The exposure to credit risk from financing and lease activities is monitored based on the portfolio subject to credit risk. The portfolio subject to credit risk is reported internally gross of risk reserves and includes both the receivables from financial services and the portion of the operating lease portfolio that is subject to credit risk. It also includes volumes from dealer inventory financing. The receivables from financial services comprise claims arising from finance lease contracts and repayment claims from financing loans. The operating lease portfolio subject to credit risk is reported under "equipment on operating leases" in the Group's consolidated financial statements.

        In the year 2007, the Group's maximum credit risk exposure for receivables from financial services amounted to €39,213 million (2006: €77,169 million). For further details regarding the extent of credit risk based on the carrying amounts of receivables from financial services, please refer to Note 13.

        In addition, the Daimler Financial Services segment is exposed to credit risk from irrevocable loan commitments to customers and to dealers. At December 31, 2007, the irrevocable loan commitments amounted to €835 million (2006: €2,458 million), and primarily had maturities of less than one year.

        The Daimler Financial Services segment has implemented global guidelines and rules as a basis for efficient risk management. In particular, these rules deal with concentration risks, requests for collateral as well as the treatment of unsecured credits and non-performing claims. These global guidelines and rules establish minimum standards which must be adhered to by all local entities. In addition, some entities have implemented more restrictive rules and risk management processes to take account of local market conditions and to comply with applicable law. The risk management principles contain standards for identifying, measuring, analyzing and monitoring the credit risks and are accompanied by a set of limits for operating entities and product types. To ensure the soundness of the guidelines, they also address the different requirements for the various types of customers and products. These guidelines are crucial for consistently managing the credit risks and to ensure that Daimler's risk bearing capacity is not exceeded. The internal guidelines are regularly reviewed and updated to reflect changing market environments and new developments in external risk management standards. Compliance with global and local guidelines is regularly reviewed by internal auditors.

        The guidelines define and effectively limit any concentration risk that might arise from receivables from financial services with regard to particular customers. Continuous portfolio analyses ensure that concentration

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

risks are identified and evaluated in a timely manner. As of December 31, 2007, the exposure to the top 15 customers did not exceed 3% of the total portfolio.

        With respect to its financing and lease activities, the Group takes collateral for each customer transaction. The value of the collateral generally depends on the amount of the financed assets. As a rule, the main collateral is the financed vehicles (usually secured by certificate of ownership). In addition, the following types of collateral are accepted:

  •
  cash deposits,

  •
  marketable securities,

  •
  real estate property,

  •
  inventory,

  •
  guarantees and sureties.

        In accordance with the credit standards of Daimler Financial Services, a valuation of collateral held is performed on an annual basis. Moreover, Daimler Financial Services mitigates the credit risk of its finance and lease activities. Advance payments from customers, for example, reduce the exposure subject to credit risk. Their usage and amount depends on the risk class of the borrower and the type of the underlying financed asset. Additionally, credit risk is mitigated in some markets by offering a residual debt insurance to retail customers to cover the event of death for example.

        With respect to the assessment of the default risk of retail and small business customers, scoring systems are applied. Corporate customers are evaluated using internal rating instruments and external credit bureau data if available. The scoring and rating results as well as the availability of security and other risk mitigation instruments are essential elements for credit decisions. The corporate customer rating instruments categorize borrowers into ten different rating classes and differentiate between the two corporate customer types: dealers and fleets. To ensure that these risk classification instruments are accurate, regular monitoring, reviews and adjustments are carried out.

        Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due according to the contractual terms. The Group has defined specific loss events as providing objective evidence that a financing loan or finance lease receivable has been impaired. These loss events include a corporate customer being set on a "credit watch list" or "problem credit" status or contractual payments of a retail or small business customer becoming 30 days past due.

        The vast majority of loans and finance lease receivables related to retail or small business customers are grouped into homogeneous pools and collectively assessed for impairment. The impairment models used aim to determine an appropriate level of impairment allowances to reflect losses which have been incurred on the loans in the pool but have not yet been identified. The models used are generally based on historical experience, taking into account current economic conditions and behavioral facts. In certain highly developed markets, statistical methods are used. If loans and lease receivables that are collectively assessed for impairment are identified to be individually impaired, procedures are initiated to take possession of the asset financed or leased, or, alternatively, to renegotiate the impaired contract. Since in either case foreclosure of the contract is imminent, the impaired finance lease receivables and loans are carried at the estimated value of the collateral during the period of repossession or renegotiation.

        Restructuring policies and practices are based on the indicators or criteria which, in the judgment of local management, indicate that repayment will probably continue and that total proceeds expected to be derived from

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

the renegotiated contract exceed the expected proceeds to be derived from repossession and remarketing. Renegotiated loans that would otherwise be past due or impaired represent an insignificant portion of the portfolio.

        Daimler Financial Services actively manages credit risks to stem against potential negative spill-over effects from the mortgage crisis currently witnessed in the U.S.

        Trade receivables.    Trade receivables are mostly receivables from worldwide sales activities of vehicles and spare parts. The credit risk from trade receivables encompasses the default risk of customers, e.g. dealers and general distribution companies, respectively, as well as other corporate clients and private customers. Daimler manages its credit risk from trade receivables on the basis of internal guidelines.

        A significant part of the trade receivables from the respective domestic business is secured by various, as the case may be, country-specific types of collateral. These types include, for instance, conditional sales, guarantees and sureties as well as mortgages and cash deposits. In addition, Group companies guard against credit risk via credit assessments. Moreover, there are processes in place to monitor trade receivables, especially non-performing receivables.

        For trade receivables from the respective export business, Daimler also evaluates each general distribution company's creditworthiness by an internal rating process and its country risk on an annual basis. In this context, the year-end financial statements of the general distribution companies are recorded and assessed.

        With regard to general distribution companies of inadequate creditworthiness, Daimler usually demands the following types of collateral:

  •
  first class export insurances,

  •
  letters of guarantee from OECD banks,

  •
  letters of credit,

  •
  pledges.

        Moreover, impairments are recognized for the credit risk that is inherent in trade receivables from the domestic and export businesses. The maximum exposure to loss of trade receivables is equal to their total carrying amounts. The carrying amounts of trade receivables, showing separately those receivables that are past due or impaired, can be seen under Note 17.

        Derivative financial instruments.    Derivative financial instruments comprise derivatives that are either included in hedge accounting or individually valued. The Daimler Group does not use derivative financial instruments for purposes other than risk management. Without the use of these derivative financial instruments, the Group would be exposed to higher financial risks. Daimler manages the credit risk exposure of the derivative financial instruments through diversification of counterparties by a limit system, that is based on the review of each counterparty's financial strength. The maximum exposure to credit risk at the reporting date is equal to the carrying amount of those derivatives classified as financial assets. The counterparties of the derivative financial instruments are mainly international banks. As these counterparties carry high external credit ratings from Standard & Poor's, Moody's or Fitch, the loss potential regarding credit risk is consequently limited. Concentration risks with regard to particular counterparties are managed and limited by an internal limit system.

        Other receivables and financial assets.    The maximum exposure to credit risk of other receivables and financial assets is equal to the carrying amount of these instruments. With respect to other receivables and financial assets Daimler is exposed to credit risk only to a low extent.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Credit risk may also arise from guarantee commitments, if the guaranteed party does not fully meet the underlying obligations. For more information on guarantees and other financial commitments and the respective maximum exposure to credit risk, please refer to Note 28. In addition, credit risk could arise due to a second-lien loan commitment for Chrysler's automotive business amounting to US $1.5 billion (please refer to the following section on liquidity risk).

Liquidity Risk

        Liquidity risk encompasses the risk that a company cannot meet its financial obligations in full.

        Daimler's main sources of liquidity are its operations, external borrowings and sales of finance receivables in securitization transactions. The funds are primarily used to finance working capital and capital expenditure requirements and the cash needs of the lease and financing business. The Group typically finances its lease and financing activities with a high proportion of debt and through the sale of finance receivables from the financial services business (securitization transactions).

        Daimler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflow generated by its operating business. The liquid assets consist of cash and cash equivalents as well as short-term realizable securities and other assets. Some of these instruments are subject to market risks that the Group typically hedges with derivative financial instruments, such as interest rate swaps, forward rate agreements, caps, floors, futures and options.

        With the closing of the Chrysler transaction on August 3, 2007 the Group cancelled US $13 billion of US $18 billion global credit facilities. At December 31, 2007, the Group had short-term and long-term credit lines totaling €16.6 billion, of which €5.1 billion were not utilized. These credit lines include a multi-currency revolving credit facility in the amount of US $5 billion, provided by a syndicate of international banks. This syndicated credit facility allows Daimler AG to borrow up to US $5.0 billion until December 2009 and US $4.9 billion for the period from December 2009 until December 2011, respectively. A portion of this US $5 billion credit facility serves as a back-up for commercial paper drawings.

        In addition, the Group maintains a broad variety of other funding sources. Depending on its cash needs and market conditions, the Group issues bonds, notes and commercial papers or executes securitization transactions in various currencies. Adverse changes in the capital markets - for example caused by the current uncertain situation in the U.S. mortgage market - could increase Daimler's funding costs and limit the Group's financial flexibility.

        In light of highly volatile U.S. loan markets, Daimler agreed to support the financing of the majority takeover of the Chrysler activities. Daimler subscribed US $1.5 billion of second-lien loan for Chrysler's automotive business, to be drawn until August 3, 2008. Please refer to Note 2.

        From an operating point of view, the management of the Group's liquidity exposure is centralized by a daily cash concentration process. This process enables Daimler to manage its liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary. The Group's short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from the operating business.

        Further information on the Group's financing liabilities is provided in Note 23 to the consolidated financial statements.

        The liquidity runoff shown in the following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities as of December 31, 2007. It comprises a runoff of the

  •
  undiscounted principal and interest cash outflows of the financing liabilities,

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

  •
  undiscounted sum of the net cash outflows of the derivative financial instruments for the respective time band,

  •
  undiscounted cash outflows of the trade payables,

  •
  undiscounted payments from other financial liabilities without derivatives,

  •
  the maximum amount to be drawn from irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG and

  •
  the maximum amount to be drawn from the Group's loan commitment in favor of Chrysler.

(in millions of €)	Total	2008	2009	2010	2011	2012	≥ 2013
Financing liabilities	63,256	25,147	14,274	7,736	6,803	1,660	7,636
Derivative financial instruments	835	441	165	81	89	23	36
Trade payables	6,939	6,937	2	—	—	—	—
Other financial liabilities without Derivatives	9,580	8,076	1,220	127	64	33	60
Irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG	889	889	—	—	—	—	—
Loan commitment in favor of Chrysler	1,019	1,019	—	—	—	—	—

Total	82,518	42,509	15,661	7,944	6,956	1,716	7,732

        The undiscounted cash outflows of this runoff are subject to the following conditions:

  •
  If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which Daimler can be required to pay. The customer deposits of Mercedes-Benz Bank (formerly DaimlerChrysler Bank) are considered in this analysis to mature within the first year if appropriate according to their contractual maturity although their economic term until maturity may be longer.

  •
  Besides derivative financial instruments bearing a negative fair value, this analysis also comprises derivative financial instruments with a positive fair value due to the fact that all derivative financial instruments and not necessarily derivative financial instruments of negative fair value only may contain net cash outflows.

  •
  The cash flows of floating interest financial instruments are estimated on the basis of forward rates as this complies with the calculation of fair values of other financial instruments.

        The available liquidity, short-term and long-term credit lines and the possibility to generate cash flows by securitizing receivables give Daimler adequate flexibility to cover the Group's refinancing requirements. Due to the diversification of financing sources and the liquid assets, Daimler is not exposed to any concentration risk regarding liquidity.

Finance Market Risks

        The global nature of its businesses exposes Daimler to market risks resulting from changes in foreign currency exchange rates and interest rates. The Group is also exposed to equity price risk. Daimler's equity price risk assessment does not include non-controlling equity interests, the Group holds in other companies, which it classifies as long-term investments. The equity price risk of the remaining positions is not material to Daimler. In addition, the Group is exposed to market risks in terms of commodity price risks associated with its business operations. Market risks may adversely affect the Group's financial position, cash flows and profitability. Daimler manages and controls market risks primarily through the Group's regular operating and financing activities, but

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

also uses derivative financial instruments when deemed appropriate. Market risks are evaluated by monitoring changes in key economic indicators and market information on an ongoing basis.

        Any market sensitive instruments, including equity and interest bearing securities held by the pension and other post-employment benefit plans, are not included in this quantitative and qualitative analysis. Please refer to Note 21 for additional information regarding Daimler's pension and other post-employment benefit plans.

        As part of its risk management control systems, Daimler employs value-at-risk analyses as recommended by the Bank for International Settlements. In performing these analyses, the market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices is quantified on a continuous basis by predicting the maximum loss over a target time horizon (holding period) and confidence level. The value-at-risk calculations employed

  •
  express potential losses in fair values,

  •
  are based on the variance-covariance approach and

  •
  assume a 99% confidence level and a holding period of five days.

        When the value-at-risk of the Group's portfolio of financial instruments is calculated, first the current fair value of these financial instruments is computed. Then the sensitivity of the Group's portfolio value to changes in the relevant market risk factors, such as foreign currency exchange rates or interest rates, is quantified. Based on expected volatilities and correlations of these market risk factors which are obtained from the RiskMetrics™ dataset, potential changes of the portfolio value are computed by applying the variance-covariance approach. The variance-covariance approach is a statistical method used to quantify the total impact of all relevant market risk factors on the portfolio's present value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, the Group's value-at-risk is obtained. The 99% confidence level and the five-day holding period indicate that there is only a 1% statistical probability that the value-at-risk will be exceeded by losses at the end of the five-day holding period.

        In accordance with the organizational standards of the international banking industry, Daimler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

        Exchange rate risk.    Transaction risk and currency risk management.    The Group's global reach means that its businesss operations reported financial results and cash flows are exposed to risks arising from fluctuations in foreign exchange rates. These risks primarily relate to fluctuations between the US dollar and the euro.

        The Group holds financial assets in foreign currencies. However, in accordance with internal rules, Daimler generally refinances such assets in the respective foreign currencies, thus avoiding significant exchange rate risk.

        The Group's exchange rate risk arises, in contrast, primarily from operating businesses when revenue is generated in a currency that is different from the currency in which the costs of generating the revenue are incurred (so-called transaction risk). Once the revenue is converted into the currency in which the costs are incurred, the revenue may be inadequate to cover the costs if the value of the currency in which the revenue is generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes-Benz Cars segment, which generates a major portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. The Daimler Trucks segment is subject to transaction risk, too, but only to a minor degree because of its global production network. The Mercedes-Benz Vans and Daimler Buses units included in Vans, Buses, Other are also directly exposed to transaction risk, but only to a minor degree compared to the Mercedes-Benz Cars and the Daimler Trucks segments. In addition, Vans, Buses, Other is indirectly exposed to transaction risks through its equity investments in EADS and Chrysler, both of which are accounted for using the equity method.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that the exchange rate risk resulting from revenue generated in a particular currency can be offset by costs in the same currency, even if the revenue arises from a transaction independent of that in which the costs are incurred. As a result, only the unmatched amounts are subject to transaction risk. In addition, natural hedging opportunities exist to the extent that currency exposures of the operating businesses of individual segments offset each other at Group level thereby reducing overall currency exposure. These hedges eliminate the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, Daimler strives, where appropriate, to increase cash outflows in the same currencies in which the Group has a net excess inflow.

        In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), Daimler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. Daimler's currency exposures and the use of currency derivatives are managed by the Group's Currency Committee. The Currency Committee consists of members from the Corporate Treasury department, the vehicle businesses and the Corporate Controlling department. The Corporate Treasury department assesses foreign currency exposures and carries out the Currency Committee's decisions concerning foreign currency hedging through transactions with international financial institutions. The Risk Controlling department regularly informs the Board of Management of the actions of the Corporate Treasury department that are based on the Currency Committee's decisions.

        The Group's targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far ahead, and on the other hand it may be limited by the fact that appropriate currency contracts are not available. This model aims to protect the Group from unfavorable movements of exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this model and depending on the market outlook, the Currency Committee determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year end 2007, the centralized foreign exchange management showed an unhedged position in the automotive business of calendar year 2008 amounting to 30% of the underlying forecasted cash flows in US dollars. The corresponding figure at year end 2006 referring to calendar year 2007 was 23%. Compared to last year, the rise in this ratio and an increased volume from operative business contributed to a noticeably higher exposure from automotive cash flows to currency risk with respect to the US dollar. This pertains partly also to the Group's exposures to currency risks with respect to other world currencies.

        The hedged position is determined by the amount of derivative currency contracts held. The derivative financial instruments used to cover foreign currency exposure are primarily forward foreign exchange contracts and currency options. Daimler's guidelines call for a mixture of these instruments depending on the view of market conditions. Value-at-risk is used to measure the exchange rate risk inherent in these derivative financial instruments.

        The following table shows the period-end, high, low and average value-at-risk figures for the 2007 and 2006 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value-at-risk presentation.

	2007				2006
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Exchange rate risk	236	236	147	183	208	326	208	261

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The average value-at-risk of the derivative financial instruments the Group used to hedge exchange rate risk was lower in 2007 compared to 2006. The increase in the value-at-risk at period - end 2007 resulted primarily from increasing exchange rate volatilities during the second half of 2007.

        Effects of currency translation.    Many of Daimler's subsidiaries are located outside the euro zone. Since the Group's financial reporting currency is the euro, the income and expenses of these subsidiaries are translated into euros so that their financial results can be included in the consolidated financial statements. Period-to-period changes in the average exchange rates may cause translation effects that have a significant impact on, for example, revenue, segment results (EBIT) and net profit or loss of the Group. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

        Due to its subsidiaries, Daimler has significant assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and reside primarily at the U.S. holding subsidiary, Daimler North America Corporation and at the Financial Services companies. When the net asset values are converted into euros, currency fluctuations result in period-to-period changes in those net asset values. The Group's equity position reflects these changes in net asset values and the long-term exchange rate risk inherent in these investments is continually assessed and evaluated. Daimler does not hedge against this type of risk. The carrying amount of Daimler's investments in Chrysler may also be negatively affected by changes in the exchange rate between the US dollar and the euro.

        In both 2007 and 2006, the combined currency effects, including effects from currency translation, operating business transactions and hedging activities, negatively affected Daimler's results. If the euro retains its current strength against selected world currencies, especially the US dollar, for a prolonged period of time or if it appreciates even further, the future results and cash flows of the Group could be adversely affected, and with respect to 2008, potentially to a greater degree than in 2007 and 2006.

        Interest rate risk.    Daimler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities results from the leasing and sales financing business, which is operated by the Daimler Financial Services segment. The Financial Services companies enter into transactions with customers which primarily result in fixed-rate receivables. Daimler's general policy is to match funding in terms of maturities and interest rates, where economically feasible. However, for a limited portion of the receivables portfolio, the Group does not match funding in terms of maturities in order to take advantage of market opportunities. As a result, Daimler is exposed to risks due to changes in interest rates.

        Concerning its lease and financing activities, an asset-liability committee that consists of members of the business segment, the Corporate Treasury department and the Corporate Controlling department manages these risks by quarterly setting interest rate exposure targets for Financial Services companies, either on a country or regional level. The Treasury Risk Management department and the local Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Global Portfolio Management department of Daimler Financial Services monitors on a monthly basis whether the interest rate risk positions taken as a result of this process are in line with the targets to be achieved.

        In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, Daimler also uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions, or caps and floors. The interest rate risk position is assessed by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

        Derivative financial instruments are also used in conjunction with the refinancing of the industrial business. Daimler coordinates funding activities of both the industrial business and financial services at the Group level.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The following table shows the period-end, high, low and average value-at-risk figures for the 2007 and 2006 portfolio of interest rate sensitive financial instruments, including the leasing and sales financing business. The value-at-risk corresponds to the interest rate risk position of the Group. The average exposure has been computed on an end-of-quarter basis.

	2007				2006
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Interest rate risk	51	54	39	47	32	78	32	48

        The period-end value-at-risk of interest rate sensitive financial instruments was higher in 2007 than in 2006 due to increasing interest rate volatilities. The deconsolidation of the Chrysler related interest rate sensitive financial instruments in August 2007 did not materially affect the value-at-risk figures in 2007.

        Equity price risk.    Daimler holds investments in equity and equity derivatives. In accordance with international banking standards, the Group does not include equity investments which it classifies as long-term investments in its equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. The equity price risk of the remaining positions is not, and was not in 2007 and 2006, material to the Group. Thus, no value-at-risk figures are presented for the equity price risk.

        Commodity price risk.    Daimler is also exposed to the risk of changes in prices of commodities used in manufacturing.

        To a minor extent, derivative commodity instruments are used to reduce some of the Group's commodity price risk, mainly the risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2007 and 2006 was not, and is not currently, significant to Daimler. Therefore, no value-at-risk figures are presented for these derivative commodity instruments.

31.   Segment Reporting

        Daimler has determined three reportable segments that are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers.

        In the context of the renaming of DaimlerChrysler AG as Daimler AG, the Board of Management decided to change the names of the segments to Mercedes-Benz Cars (formerly Mercedes Car Group), Daimler Trucks (formerly Truck Group), Daimler Financial Services (formerly Financial Services); Mercedes-Benz Vans and Daimler Buses are operating units that continue to be aggregated with all other operations of the Group within Vans, Buses, Other.

        The segment information presented below does not include amounts relating to discontinued operations and prior-period figures of reported segments reflect the activities of continuing segments. In prior year figures, the segment assets and liabilities of the discontinued operations are included in the reconciliation of total segment measures to respective items included in consolidated financial statements. The capital expenditures as well as the depreciation and amortization of the discontinued operations are included in the reconciliation to the consolidated amounts for all reported periods.

        Mercedes-Benz Cars.    This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Daimler Trucks.    This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks under the brand names Mercedes-Benz, Freightliner and Mitsubishi Fuso as well as related parts and accessories.

        Daimler Financial Services.    The activities in this segment primarily extend to the marketing of financial services in the area of retail and lease financing for vehicles, dealer financing, and insurance brokerage. This segment also includes the Group's equity method investment in Toll Collect.

        Vans, Buses, Other.    Vans, Buses, Other comprises all other operations of the Group. It primarily includes the Group's van and bus operating units, which are sold under the brand name Mercedes-Benz (for vans additionally under the brand names Freightliner and Dodge; for buses additionally under the brand names Setra and Orion), the real estate activities, and the equity method investments in Chrysler and EADS. Prior to its sale, the Off-Highway business and the Group's investment in Mitsubishi Motors Corporation (MMC) formed part of Vans, Buses, Other (see also Notes 2 and 6).

        Management reporting and controlling systems.    The Group's management reporting and controlling systems use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

        The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as "EBIT" in our management and reporting system.

        EBIT is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income (expense), net, and our share of profit (loss) from companies accounted for using the equity method, net, as well as other financial income (expense), net.

        Intersegment revenue is generally recorded at values that approximate third-party selling prices.

        Segment assets principally comprise all assets. The industrial business segments' assets exclude income tax assets, assets from defined benefit plans and certain financial assets (including liquidity).

        Segment liabilities principally comprise all liabilities. The industrial business segments' liabilities exclude income tax liabilities, liabilities from defined benefit plans and certain financial liabilities (including financing liabilities).

        Information in the table below about capital expenditures and depreciation / amortization comprises intangible assets (excluding goodwill) as well as property, plant and equipment (excluding finance lease).

        With respect to information about geographical regions, revenue is allocated to countries based on the location of the customer; non-current assets are disclosed according to the physical location of these assets.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Segment information as of and for the years ended December 31, 2007, 2006 and 2005:

(in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total Segments	Reconciliation	Consolidated
2007
Revenue	51,175	26,198	8,257	13,769	99,399	—	99,399
Intersegment revenue	1,255	2,268	454	354	4,331	(4,331)	—

Total revenue	52,430	28,466	8,711	14,123	103,730	(4,331)	99,399

Segment profit/(loss) (EBIT)	4,753	2,121	630	1,956	9,460	(750)	8,710
Segment assets	30,070	15,454	62,002	15,563	123,089	12,005	135,094
Segment liabilities	21,514	9,557	57,612	6,008	94,691	2,173	96,864
Capital expenditures	2,680	1,110	53	266	4,109	1,492	5,601
Thereof investments in property, plant and equipment	1,910	766	29	241	2,946	1,301	4,247
Depreciation and amortization	1,946	608	30	432	3,016	1,130	4,146

(in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total Segments	Reconciliation	Consolidated
2006
Revenue	50,219	29,061	7,529	12,413	99,222	—	99,222
Intersegment revenue	1,191	2,728	577	738	5,234	(5,234)	—

Total revenue	51,410	31,789	8,106	13,151	104,456	(5,234)	99,222

Segment profit/(loss) (EBIT)	1,783	1,851	807	1,327	5,768	(776)	4,992
Segment assets	28,323	16,281	60,650	13,998	119,252	98,382	217,634
Segment liabilities	21,365	9,734	56,505	5,318	92,922	87,366	180,288
Capital expenditures	2,303	1,202	29	395	3,929	3,267	7,196
Thereof investments in property, plant and equipment	1,698	912	17	378	3,005	2,869	5,874
Depreciation and amortization	2,719	841	30	615	4,205	2,964	7,169

(in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total Segments	Reconciliation	Consolidated
2005
Revenue	46,724	27,825	7,243	13,417	95,209	—	95,209
Intersegment revenue	1,107	2,097	551	850	4,605	(4,605)	—

Total revenue	47,831	29,922	7,794	14,267	99,814	(4,605)	95,209

Segment profit/(loss) (EBIT)	(787)	1,564	513	1,867	3,157	(284)	2,873
Segment assets	29,798	16,417	58,599	16,662	121,476	106,536	228,012
Segment liabilities	21,339	10,116	55,005	6,952	93,412	98,643	192,055
Capital expenditures	2,273	1,179	40	910	4,402	3,628	8,030
Thereof investments in property, plant and equipment	1,633	979	25	837	3,474	3,006	6,480
Depreciation and amortization	2,757	788	53	535	4,133	2,756	6,889

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Mercedes-Benz Cars.    In 2007, financial support for troubled suppliers (€82 million) negatively impacted EBIT. The immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 resulted in charges of €216 million.

        Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, EBIT of Mercedes-Benz Cars for 2006 and 2005 includes charges of €946 million and €1,111 million, respectively. From the charges incurred in 2006 and 2005, €127 million (2005: €535 million) is attributable to impairment losses and €819 million (2005: €576 million) is attributable to payments already made (see Note 4).

        In 2006, EBIT of Mercedes-Benz Cars includes charges of €286 million (2005: €570 million) for the headcount reduction initiative at Mercedes-Benz Cars. Of these amounts, €783 million (2005: €70 million) were already paid in 2006 (see Note 4).

        A provision established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable court decision. This amount is included in EBIT of Mercedes-Benz Cars in 2005.

        Daimler Trucks.    In 2007, EBIT is positively impacted by a gain of €78 million from the disposal of real-estate properties (see Note 2). Furthermore, changes to existing pension plans at MFTBC resulted in a curtailment gain (pre-tax) of €86 million in 2007.

        In 2006, EBIT was negatively affected by an increase in future health care benefits and the corresponding increase of provisions for post-employment benefit obligations (€161 million), and the immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 (€134 million).

        In 2005, a settlement with MMC associated with quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in EBIT of Daimler Trucks. In addition, asset impairments of €87 million were recognized relating to the sale of all major parts of the US subsidiary American LaFrance.

        Daimler Financial Services.    In 2007, capital expenditure for non-inventory related equipment on operating leases amounts to €6,093 million (2006: €6,955 million; 2005: €4,778 million), related depreciation charges amount to €2,283 million (2006: €2,453 million; 2005: €1,981 million).

        Vans, Buses, Other.    In 2007, 2006 and 2005, EBIT of Vans, Buses, Other includes the Group's share in the net profit (loss) of EADS of €13 million (2006: €(193) million; 2005: €489 million). In addition, EBIT comprises the earnings effects from the valuation of derivatives relating to EADS. The mark-to-market valuation of these derivatives resulted in gains of €121 million (2006: unrealized gains of €519 million; 2005: unrealized losses of €197 million) (see Note 12). The equity investment in EADS included in segment assets amounts to €3,442 million in 2007 (2006: €4,371 million; 2005: €4,706 million).

        In addition, EBIT of Vans, Buses, Other includes since August 4, 2007, the Group's share in the net profit (loss) of Chrysler Holding LLC of €(377) million. Segment assets include the equity investment in Chrysler of €916 million.

        The sale of real-estate properties resulted in pre-tax gains of €73 million and €271 million in 2007 and 2006, respectively.

        The assets and liabilities held for sale presented in the consolidated balance sheet are included in Vans, Buses, Other.

        Furthermore, EBIT of the Group was positively impacted by €266 million due to the disposal of the Off-Highway business in 2006, of which €253 million was attributable to Vans, Buses, Other (see Note 2).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In 2005, a gain of €692 million realized on the sale of Daimler's remaining share in MMC had a positive effect on EBIT. As a result of the repurchase of a note by MTU Aero Engines Holding AG, a gain of €53 million is included in EBIT of Vans, Buses, Other for 2005 (see Note 5). The sale of securities led to a positive impact of €148 million on EBIT of Vans, Buses, Other in 2005.

        Reconciliations.    Reconciliations of the total segment measures to respective items included in financial statements are as follows:

(in millions of €)	2007	2006	2005
Total segments' profit (EBIT)	9,460	5,768	3,157
Corporate items	(785)	(847)	(291)
Eliminations	35	71	7

Group EBIT	8,710	4,992	2,873

Interest income (expense), net	471	(90)	(447)

Profit before income taxes	9,181	4,902	2,426

Total segments' assets	123,089	119,252	121,476

Assets of Chrysler activities	—	86,889	95,740
Income tax assets	1,940	5,436	5,645
Unallocated financial assets (including liquidity) and assets from defined benefit plans	18,119	13,518	12,756
Other corporate items and eliminations	(8,054)	(7,461)	(7,605)

Group assets	135,094	217,634	228,012

Total segments' liabilities	94,691	92,922	93,412
Liabilities of Chrysler activities	—	74,424	82,695
Income tax liabilities	(218)	(2,151)	(2,735)
Unallocated financial liabilities and liabilities from defined benefit plans	9,546	21,772	26,005
Other corporate items and eliminations	(7,155)	(6,679)	(7,322)

Group liabilities	96,864	180,288	192,055

        The reconciliation includes items that are by definition not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters are responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

        The assets and liabilities of the Chrysler activities are derived under the same definitions as for the segments.

        The reconciliation to Group capital expenditure also includes expenditure of Chrysler activities of €1,511 million for 2007 (2006: €3,267 million; 2005: €3,656 million). An amount of €1,320 million (2006: €2,869 million; 2005: €3,035 million) refers to investment in property, plant and equipment.

        Depreciation and amortization of Chrysler activities of €1,130 million for 2007 (2006: €2,964 million; 2005: €2,756 million) is included in the reconciliation to consolidated totals for depreciation and amortization.

        In 2007, capital expenditure for non-inventory related equipment on operating lease of the Chrysler activities amounted to €5,138 million (2006: €8,786 million; 2005: €7,569 million), related depreciation charges amount to €1,486 million (2006: €3,297 million; 2005: €2,637 million).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Revenue and non-current assets by region.    Revenue from external customers is as follows:

(in millions of €)	Germany	Western Europe [1]	United States	Other American countries	Asia	Other countries	Consolidated
2007	22,582	26,707	20,270	7,248	11,851	10,741	99,399
2006	21,652	25,347	24,943	6,542	11,761	8,977	99,222
2005	20,726	23,894	23,930	6,344	12,095	8,220	95,209

1
Excluding Germany.

        Germany accounts for €19,542 million of non-current assets, which include intangible assets, property, plant and equipment as well as equipment on operating leases (2006: €19,628 million; 2005: €19,682 million), the United States for €11,819 million (2006: €43,184 million; 2005: €42,989 million) and other countries for €8,129 million (2006: €14,498; 2005: €15,041 million).

32.   Capital Management

        Net assets represent the basis for capital management at Daimler. The segment assets and segment liabilities of the divisions in accordance with IFRS provide the basis for the determination of net assets at Group level. The industrial divisions are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level additionally include net assets of discontinued operations and from income taxes as well as other corporate items and eliminations. The average annual net assets are calculated from the average quarterly net assets. The average quarterly net assets are calculated as an average of the net assets at the beginning and the end of the quarter and are as follows:

(average in millions of €)	2007	2006
Mercedes-Benz Cars	7,831	7,887
Daimler Trucks	6,127	6,762
Daimler Financial Services[1]	4,268	4,200
Vans, Buses, Other	8,804	9,544

Net assets of the segments	27,030	28,393

Net assets from discontinued operations	7,186	12,470
Assets and liabilities from income taxes[2]	5,569	8,204
Corporate items and eliminations[2]	(598)	(483)

Net assets Daimler Group	39,187	48,584

1
Equity

2
Industrial Business

        The cost of capital of the Group's average net assets is reflected in value added. Value added shows to which extent the Group achieves or exceeds the minimum return requirements of the shareholders and creditors, thus creating additional value. The required rate of return on net assets, and thus the cost of capital is derived from the minimum returns that investors expect on their invested capital. The Group's cost of capital comprises the cost of equity as well as the costs of debt and pension obligations of the Industrial Business; in addition, the expected returns on liquidity and plan assets of the pension funds of the Industrial Business are considered. In the year under review, the cost of capital amounted to 7% after taxes. Due to the disposal of a majority interest in the Chrysler activities the capital structure has changed. In August 2007, a share buyback program was approved to

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

optimize the capital structure. It is planned to acquire nearly 10% of the outstanding shares for a maximum total price of up to €7.5 billion by the end of August 2008. The capital structure changes and changes in German tax legislation lead to a cost of capital for the Group of 8% after taxes starting 2008.

33.   Earnings per Share

        The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(in millions of € or millions of shares)	2007	2006	2005
Profit attributable to shareholders of Daimler AG	3,979	3,744	4,149
Diluting effects in net profit	—	—	—

Net profit - diluted	3,979	3,744	4,149

Weighted average number of shares outstanding - basic	1,037.8	1,022.1	1,014.7
Dilutive effect of stock options	9.5	5.2	3.0

Weighted average number of shares outstanding - diluted	1,047.3	1,027.3	1,017.7

        Stock options to acquire 7.8 million, 46.4 million and 65.7 million Daimler ordinary shares that were issued in connection with the stock option plan were not included in the computations of diluted earnings per share for 2007, 2006 and 2005, respectively, because the options' underlying exercise prices were higher than the average market prices of Daimler ordinary shares in these periods.

34.   Related Party Relationships

        Associated companies and joint ventures.    Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table for the year 2007:

(in millions of €)	Sales of goods and services and other income in 2007	Purchases of goods and services and other expense in 2007	Receivables due Dec 31, 2007	Payables due Dec 31, 2007
Associated companies	504	523	1,275	1,149
Joint ventures	306	50	—	—

        The transactions with associated companies primarily involve Chrysler Holding LLC after August 4, 2007, under the terms of the agreements between the Group and Chrysler on future cooperation and provision of services. There are refund claims against third parties with respect to most of the balance of payables to associated companies.

        In connection with the transfer of a majority interest in the Chrysler activities, the Group provides certain guarantees of Chrysler obligations, committed a credit line of subordinated debt and granted a subordinated loan (see Note 2). The guarantees and the subordinated debt are not reflected in the table above.

        Major other goods and services supplied by the Group relate to the McLaren Group Ltd., an associated company. Daimler provides the McLaren Group within the context of the Group's Formula 1 activities with Mercedes-Benz Formula 1 engines for use and supports their research and development activities. The expenses incurred for these engines and services amounted to €0.1 billion. Furthermore, Daimler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the Mercedes McLaren SLR super sports car. The goods and services supplied under this agreement amounted to €0.1 billion in 2007.

        The transactions with joint ventures predominantly comprise goods and services supplied to or received from Beijing Benz-DaimlerChrysler Automotive Co., Ltd. ("BBDC"). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China. Furthermore, the Group collected license fees from Toll Collect GmbH, which are

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

also included in the table above under joint venture transactions. In connection with the Group's 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above (see Note 28).

        Board members.    The Group purchases goods and services from numerous suppliers throughout the world in the ordinary course of business. These suppliers include companies that have a connection with some of the members of the Supervisory Board or of the Board of Management of Daimler AG or its subsidiaries.

        Mr. Mark Wössner, a member of Daimler's Supervisory Board, received rental payments in 2007, 2006 and 2005. In 2007, together with two associates, he received €0.9 million from Westfalia Van Conversion GmbH, a 100% subsidiary of the Daimler Group, for the rental of premises (2006: €1.0 million; 2005: €1.0 million). The Group sold its equity interest in Westfalia Van Conversion GmbH in October 2007.

        From time to time, companies of the Daimler Group purchase goods and services (primarily advertising) from and sell or lease vehicles or provide financial services to companies of the Lagardère Group in the ordinary course of business. Arnaud Lagardère, who became a member of the Supervisory Board in April 2005, is the general partner and Chief Executive Officer of Lagardère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

        In the year 2007, Daimler incurred expenses of US $0.7 million (2006: US $0.8 million; 2005: US $0.8 million) for advertising and marketing actions in a US magazine. Earl G. Graves, a former member of the Supervisory Board, is Chairman, Chief Executive Officer and sole proprietor of that magazine's ultimate parent company.

        For information on the remuneration of board members, see Note 35.

        Shareholder.    The Group distributes vehicles in Turkey through a dealer, which also holds a minority interest in one of the Group's subsidiaries. The revenue generated by these transactions amounted to €0.2 billion in 2007.

35.   Remuneration of the Members of the Board of Management and the Supervisory Board and Additional Information Concerning the German Corporate Governance Code

        Board of Management.    The total remuneration paid by Group companies to the members of the Board of Management of Daimler AG is calculated from the amount of remuneration paid in cash and from benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions.

        €7.2 million are paid as fixed, i.e. non-performance-related remuneration (2006: €7.5 million); €17.0 million as short-term variable, i.e. short-term performance-related remuneration (2006: €9.2 million); and €5.6 million as variable performance-related remuneration with medium-term and long-term incentive effects that was granted in previous years and became due for payment in 2007 (2006: €3.8 million). This totalled an amount of €29.8 million for the year 2007 (2006: €20.5 million). The increase compared with the prior year is primarily due to the growth in operating profit (EBIT) from €4,992 million to €8,710 million.

        The Board of Management members who stepped down from their positions during 2007 in the context of the transfer of a majority interest in Chrysler were also entitled to payments related to the phantom shares granted in the years 2006 and 2007, prorated until the time of leaving the Group. Furthermore, in connection with the transaction, two departing Board of Management members were granted performance-related bonuses and another departing Board of Management member was granted severance remuneration. The total amount of these items was €19.3 million.

        The active members of the Board of Management were granted a total of 178,390 phantom shares in 2007 within the framework of the share-based component of remuneration, the so-called Performance Phantom Share

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

Plan (2006: 276,160 phantom shares). The reference share price for the allocation of phantom shares is the average price of DaimlerChrysler shares between January 1, 2007 and the day before the first meeting of the Presidential Committee in which the allocation is decided upon. This value was €49.26 per phantom share in 2007.

        This remuneration was not paid out in 2007; payment does not take place until after four years. Until then, the number of phantom shares may change, depending on internal and external performance targets and continuous activity in the Board of Management. Payment continues to depend on the share price at the time of payment. For detailed information on share-based payment programs, see Note 20.

        Until the year 2005, the pension agreements of the German Board of Management members included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the years of service. Those pension rights remain and have been frozen at that level (70% for Dr. Dieter Zetsche, 69% Guenther Fleig, 60% for Dr. Ruediger Grube and Dr. Thomas Weber and 50% for Andreas Renschler and Bodo Uebber). The pension payments begin in the form of a retirement pension when a member's contract of service ends or after his 60th birthday, or in the form of an invalidity pension when a member's service contract ends before his 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included.

        Effective January 1, 2006, those pension agreements were converted into a defined-contribution pension system. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension is payable at the age of 60 at the earliest.

        In the year 2007, the pension provision was increased by service costs of €2.2 million (2006: €2.5 million).

        No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of remuneration pro rata for the period until they leave the Group. Entitlement to payment of the performance-related component of remuneration with a long-term incentive is defined by the exercise conditions specified in the respective plans. For the period beginning after the end of original service period, Board of Management members can receive pension payments in the amounts of the commitments granted until 2005 as described in the previous section, as well as the use of a company car.

        As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts—both initial contracts and extensions—generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration suggested by the German Corporate Governance Code.

        The payments made in 2007 to former members of the Board of Management of Daimler AG and their survivors amounted to €67.9 million (2006: €25.1 million). The pension provisions for former members of the Board of Management and their survivors amounted to €175.3 million as of December 31, 2007 (2006: €255.4 million).

        Pension claims of former members of the Board of Management against companies of the Chrysler Group, which were covered by the pension provisions of the former DaimlerChrysler Group after the business combination, were no longer covered by the pension provisions of the Daimler Group at December 31, 2007 following the transfer of the majority interest in the Chrysler Group.

        In 2007, no advances or loans were made to members of the Board of Management of Daimler AG.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Supervisory Board.    The remuneration paid in 2007 to the members of the Supervisory Board of Daimler AG for their services to the Group therefore totalled €2.1 million (2006: €2.1 million).

        Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services in 2007 and 2006.

        In 2007, no advances or loans were made to members of the Supervisory Board of Daimler AG.

36.   Principal Accountant Fees

        The fees billed by the independent auditors KPMG for professional services in 2007, 2006 and 2005 are comprised of:

(in millions of €)	2007	2006	2005
Audit fees	63	62	42
Audit related fees	3	4	11
Tax fees	2	3	5
All other fees	3	4	4

	71	73	62

37.   Additional Information

        Scope of consolidation.    The scope of consolidation includes majority-owned subsidiaries shown in a separate list according to Section 313 of the German Commercial Code (HGB) and the following special purpose entities:

  •
  Groupement D'Intérêt Economique Spring Rain, Hambach, France

  •
  Molcasa Vermietungsgesellschaft Objekt Smart mbH, Düsseldorf, Germany

  •
  ROSOLA Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Peguform KG, Düsseldorf, Germany

  •
  Silver Arrow S.A., Luxemburg

  •
  Aozora Trust, Tokyo, Japan

        Application of Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB).    Several consolidated companies of Daimler AG qualify for Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB), and the consolidated financial statements of Daimler AG therefore release these subsidiaries from the requirement to disclose their annual financial statements. The companies marked with * also qualify for release from the requirement to prepare a management report:

  •
  American Auto Handels GmbH

  •
  Anlagenverwaltung DaimlerChrysler AG & Co. OHG Berlin

  •
  Auto-Henne GmbH

  •
  CARS Technik & Logistik GmbH

  •
  DaimlerChrysler AG & Co. Finanzanlagen OHG

  •
  DaimlerChrysler AG & Co. Wertpapierhandel OHG

  •
  DaimlerChrysler Banking Service GmbH*

  •
  Daimler Export and Trade Finance GmbH*

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

  •
  Daimler Financial Services AG*

  •
  DaimlerChrysler Fleet Management GmbH*

  •
  Daimler Potsdamer Platz Management GmbH

  •
  Daimler Real Estate GmbH

  •
  Daimler Insurance Services GmbH*

  •
  DaimlerChrysler Leasing GmbH*

  •
  DaimlerChrysler Mitarbeiter-Fahrzeuge Leasing GmbH*

  •
  Daimler Re Brokers GmbH

  •
  Daimler Services Mobility Management GmbH*

  •
  Daimler Vermögens- und Beteiligungsgesellschaft mbH

  •
  Daimler Vorsorge und Versicherungsdienst GmbH*

  •
  Daimler Verwaltungsgesellschaft für Grundbesitz mbH

  •
  EAS Assekuranz Vermittlungs-Gesellschaft mbH

  •
  EHG Elektroholding GmbH

  •
  Grundstücksverwaltungsgesellschaft Auto-Henne GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Daimler-Benz AG & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft EvoBus GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Henne-Unimog GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Mercedes-Benz AG & Co. OHG

  •
  Henne-Unimog GmbH

  •
  Maschinenfabrik Esslingen AG & Co. OHG

  •
  MDC Equipment GmbH

  •
  Mercedes-AMG GmbH

  •
  Mercedes-Benz Accessories GmbH

  •
  Mercedes-Benz CharterWay GmbH*

  •
  Mercedes-Benz Leasing Treuhand GmbH*

  •
  Mercedes-Benz Ludwigsfelde GmbH

  •
  Mercedes-Benz Minibus GmbH

  •
  Taunus-Auto-Verkaufs GmbH

        German Corporate Governance Code.    The Board of Management and the Supervisory Board of Daimler AG have issued a declaration pursuant to Section 161 of the German Stock Corporation Act and have made it permanent available to their shareholders.

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
  Item 16B. Code of Ethics.
  Item 16C. Principal Accountant Fees and Services.
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.
DAIMLER AG Index to Consolidated Financial Statements
DAIMLER AG AND SUBSIDIARIES Notes to Consolidated Financial Statements