Form 20-F
period 2008-12-31
DAIMLER AG
filed 2009-02-27
CIK 1067318

As filed with the Securities and Exchange Commission on February 27, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
Commission file number 1-12356

DAIMLER AG
(Exact name of Registrant as specified in its charter)

DAIMLER AG
(Translation of Registrant's name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive offices)

Mr. Robert Köthner
Daimler AG
Epplestrasse 225
70567 Stuttgart
Germany
011-49-711-17-92543
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

Ordinary Shares, no par value. . . . . . . . . 927,440,601

(as of December 31, 2008)

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

Cautionary Statement Regarding Forward Looking Statements

        This annual report contains forward looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward looking statements. These statements are subject to many risks and uncertainties, including:

  •
  a lack of improvement in or a further deterioration of global economic conditions;

  •
  a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility;

  •
  changes in currency exchange rates and interest rates;

  •
  the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacity or raise prices;

  •
  price increases in fuel, raw materials, and precious metals;

  •
  disruption of production due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  a further decline in resale prices of used vehicles;

  •
  the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region;

  •
  the business outlook of Chrysler in which we hold an equity interest and some of whose obligations we have guaranteed;

  •
  the business outlook of other companies in which we hold an equity interest, most notably the European Aeronautic Defence and Space Company EADS N.V.;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

        If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which we made it.

References

        Unless otherwise specified, in this annual report, "we," "us," "our," "Daimler," the "Daimler Group" or the "Group" refers to Daimler AG and its consolidated subsidiaries, or any one or more of them, as the context may require.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        We have derived the selected financial data presented in the table below from our audited consolidated financial statements for the years ended December 31, 2008, 2007, 2006, and 2005. We prepared the consolidated financial statements included in this report (Consolidated Financial Statements) in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        Our financial statements are denominated in euros, which is the currency of our home country, Germany.

        You should read the table together with our Consolidated Financial Statements and the notes thereto and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	2008	2007	2006	2005
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenue	€95,873	€99,399	€99,222	€95,209
Earnings before interest and taxes (EBIT)[1]	2,730	8,710	4,992	2,873
Net profit from continuing operations	1,704	4,855	3,166	2,253
Net profit (loss) from discontinued operations	(290)	(870)	617	1,962
Net profit	1,414	3,985	3,783	4,215
Profit attributable to shareholders of Daimler AG	1,348	3,979	3,744	4,149
Earnings (loss) per share for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit from continuing operations	1.71	4.67	3.06	2.16
Net profit (loss) from discontinued operations	(0.30)	(0.84)	0.60	1.93
Net profit	1.41	3.83	3.66	4.09
Diluted
Net profit from continuing operations	1.70	4.63	3.04	2.15
Net profit (loss) from discontinued operations	(0.30)	(0.83)	0.60	1.93
Net profit	1.40	3.80	3.64	4.08
Balance Sheet Data (end of period):
Total assets	€132,219	€135,094	€217,634	€228,012
Non-current liabilities	47,313	47,998	90,452	96,823
Current liabilities	52,182	48,866	89,836	95,232
Share capital	2,768	2,766	2,673	2,647
Equity attributable to shareholders of
Daimler AG	31,216	36,718	36,925	35,545
Equity	32,724	38,230	37,346	35,957

	2008		2007	2006	2005	2004
Other Data:
Weighted average number of shares outstanding
Basic	957.7		1,037.8	1,022.1	1,014.7	—
Diluted	959.9		1,047.3	1,027.3	1,017.7	—
Dividend per share (euro)	0.60	[2]	2.00	1.50	1.50	1.50
Dividend per share (U.S. dollar)[3]	0.77	[2]	3.17	2.00	1.81	1.92

EBIT includes expenses from compounding of provisions (2008: €429 million; 2007: €444 million; 2006: €418 million; 2005: €350 million).

The amount for 2008 represents the dividend amount proposed for 2008 which is subject to approval by our stockholders at the annual general meeting to be held on April 8, 2009.

3
The U.S. dollar dividend amounts for prior years reflect the dividend amounts in euros as approved by our stockholders at the annual general meeting for the respective year, translated at the Deutsche Bank fixing rate for the U.S. dollar on the day following such approval. We have translated the euro dividend amount proposed for 2008, solely for the reader's convenience, using an exchange rate of €1=US$1.2879, the noon buying rate for euros on February 13, 2009.

Exchange Rate Information

        The following table shows, for the respective periods shown, high, low, and average noon buying rates for U.S. dollar per euro in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Year	High	Low
	(in US$ per €)
2009
January	1.3946	1.2804
2008
December	1.4358	1.2634
November	1.3039	1.2525
October	1.4058	1.2446
September	1.4737	1.3939
August	1.5569	1.4660
		Average[1]
2008		1.4695
2007		1.3797
2006		1.2661
2005		1.2400
2004		1.2478

  1
  This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 13, 2009, the noon buying rate for €1 was US$1.2879.

        Fluctuations in the exchange rate between the euro and the U.S. dollar affect the market price of our ordinary shares on the New York Stock Exchange and the U.S. dollar amount received by shareholders who elect to convert cash dividends declared in euros into U.S. dollars. Please refer to "Item 5. Operating and Financial Review and Prospects," "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 30 to our Consolidated Financial Statements for information on how exchange rate fluctuations affect our businesses and operations and how we manage our exposure to those fluctuations.

RISK FACTORS

        Many factors could affect our business, financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions. The principal risks are described below.

  Economic

        A lack of improvement in global economic conditions could have significant adverse effects on our business and future operating results and cash flows.

        Tightening of credit as a result of the turmoil in the financial industry, the resulting downturn of economies throughout the world, and declining debt and equity markets have combined with numerous other factors creating a fear of a severe global recession and have resulted in a significant decline in consumer confidence and resulting declines in investment activity and consumer demand. Recessions in the United States and in many economies of Western Europe have created an extremely challenging business environment. If economic conditions in Western Europe, the U.S. and our other key markets deteriorate further or do not show improvement over the near term, our financial condition, our profitability and our cash flows would be adversely affected.

        In this environment, the occurrence of any events that threaten consumer and investor confidence generally (for example, international disputes, political instability, terrorism, volatility in equity or housing markets or rising energy prices) may exacerbate any adverse effects of the global economy on future sales, primarily in Western Europe, the United States and in some emerging markets. Since a high proportion of our costs is fixed, even small declines in sales can significantly affect our operating results and cash flows.

        In addition, if severe deflation were to occur in some of our key markets, our business, future operating results and cash flows would be adversely affected. Similarly, inflationary pressure caused by recurring high energy prices or an increase in interest rates as a result of a sharp increase in money supply or large fiscal deficits could result in a further decline in automotive sales. A recurrence of high fuel prices could also accelerate the shift toward smaller, lighter, more fuel-efficient cars, which generally provide a lower gross margin than larger vehicles, or could lead to consumers deferring purchases.

        A further decline in consumer demand and investment activity in Western Europe, the most important market for our products, could significantly adversely affect our businesses.

        We derive approximately half our revenue from our business in Western Europe. A major slowdown in the Western European economies or in the industries in which we operate adversely affects our business. In 2008, the weakening of the world economy and the financial crisis negatively affected the Western European economies, resulting in significantly reduced demand for vehicles in the second half of 2008. At year end 2008, the major Western European economies were in recession. A sustained financial crisis and the associated lack of consumer and investor confidence could result in a further decline in demand.

        Our business in Western Europe could be further impacted if business conditions deteriorate due to the structural weakness of some European economies or the spillover effects of a deeper U.S. recession or a pronounced appreciation of the euro. In addition, consumer demand may be further affected by the uncertainty, particularly in several Western European countries, caused by plans to impose vehicle taxes based on emission levels.

        A deepening recession in the United States could result in a pronounced decline in demand for automotive products in the U.S. and other markets which could severely affect our sales and our profitability and cash flows.

        The United States is an important market for our products. The major short-term risk of the U.S. economy is a deeper than expected recession of the economy due to the economic effects resulting from the credit and financial crisis and the decline in real estate values. A more pronounced recessionary trend in the U.S. economy could negatively impact stock markets worldwide and result in a further decline in investment and private consumption in the U.S. and other markets which could severely affect our sales of passenger cars and commercial vehicles. In addition, the U.S. economy continues to require significant capital inflow from non-U.S. investors to finance the large current account deficit of the United States. A pronounced decline in demand for U.S. dollar denominated investments could lead to an uncontrolled depreciation of the U.S. dollar which could negatively impact our passenger car sales in the U.S. and the profitability of our Mercedes-Benz Cars segment. Because of the global importance of the U.S. economy and the existing interdependencies between the United States economy and other major economies throughout the world, any significant economic downturn in the United States would likely also adversely affect Western European and other world markets.

        A sustained slowdown or economic downturn in Asian economies could delay our plans for expansion in Asian markets and intensify competitive pressures.

        During 2008, the economic risks for major Asian economies increased, primarily as a result of the weakening world economy. A decline in Asian economies could negatively affect future business prospects of our subsidiary Mitsubishi Fuso Truck and Bus Corporation and sales of our Mercedes-Benz passenger cars in Asia. An economic downturn in Asia, particularly in China, could delay our long-term strategic expansion plans in that increasingly important market. Moreover, if economic conditions in Asia were to deteriorate, especially if coupled with depreciating Asian currencies, then Asian competitors with excess capacity might intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        Our results of operations and cash flows could be adversely affected by economic or political change in some regions.

        We, in particular our Daimler Trucks segment, our Daimler Buses operating unit, and our Daimler Financial Services segment, have significant operations in several Latin American countries and in Turkey. Some of these countries may experience severe economic or political change, including currency fluctuations, which could adversely affect our investments as well as local demand in those and neighboring countries, thereby negatively affecting our cash flows and results of operations.

        In addition, lower prices for raw materials could have a significant adverse effect on the economic outlook of some emerging markets that depend to a large degree on exporting raw materials. As a result, our sales in those countries may be negatively affected.

        Protectionist trade policies could negatively affect our business in several markets.

        Demand for motor vehicles could also be affected by adverse developments in the political and regulatory environment in the markets in which we operate. For example, a discord in international trade relations and the implementation of new tariff or non-tariff trade barriers could negatively affect our global sales and procurement activities as well as expansion plans in affected areas. The proliferation of bilateral free trade agreements between third party countries could negatively affect our position in those foreign markets, especially in Southeast Asia where Japan increasingly gains preferential market access.

  Industry and Business

        Overcapacity and intense competition in the automotive industry create pricing pressure and force further cost reductions which could negatively affect our profitability and cash flows.

        Overcapacity and intense price competition in the automotive industry could continue to force manufacturers of passenger cars and commercial vehicles, including us, to decrease production, reduce capacity or increase sales incentives, each of which would be costly and therefore could negatively affect our profitability and cash flows. For example, the global economic slowdown that began towards the end of 2008 has caused a significant decline in demand for passenger cars and commercial vehicles which further increased overcapacity and intensified price competition in the automotive industry. Our ability to improve or even maintain our profitability depends, among other things, on maintaining competitive cost structures and introducing attractive and fuel efficient new products. If we are unable to continue to provide competitive pricing, customers may elect to purchase competitors' products and our future profitability and cash flows may suffer.

        In addition, significant discounts and other sales incentives have become increasingly common in many automotive markets, including Western Europe. Sales incentives in the new vehicle business also influence the price level of used vehicles, which could adversely affect the profitability of our used vehicle sales and, indirectly, the profitability of our future new vehicle sales.

        In 2008 the board of management of Daimler AG approved a plan to optimize and reposition the business operations of Daimler Trucks North America, a wholly owned subsidiary of the Group. The future profitability and cash flows of our Daimler Trucks segment depend in part on the successful implementation of this plan. For further information on the measures initiated at Daimler Trucks North America, please refer to the discussion under the heading "Daimler Trucks" in "Item 4. Information on the Company."

        As a response to decreasing sales during the second half of 2008, we initiated measures to temporarily reduce production of passenger cars and commercial vehicles. Should the decline in demand be more pronounced than anticipated, we may be forced to initiate additional measures to adjust production and increase efficiency, which could negatively affect our results of operations and cash flows.

        Increased pressure on our suppliers, supplier insolvencies and possible interruptions in our supply chain, or a renewed increase in commodities prices could negatively impact our profitability and cash flows.

        Our financial performance depends in part on obtaining competitive prices from suppliers and a reliable supply chain for parts, sub-assemblies and other materials. Our ability to achieve further price reductions from suppliers may be limited by a combination of factors, including consolidation among automotive suppliers, the use of a single supplier for certain components, supplier financial difficulties due to the global economic downturn and increasing supplier insolvencies. High raw material prices, intense competition in the automotive industry and significant declines in vehicle sales as a result of the current economic crisis are having a significant adverse effect on the financial position of certain of our suppliers. As a result, some of our suppliers are in financial distress or are the subject of bankruptcy proceedings. In some cases, we provide financial assistance to suppliers in order to avoid prolonged interruption in the supply of parts or components. Providing such assistance in the future could negatively impact our profitability and cash flows. Many of our suppliers also supply other automotive manufacturers. If one or more of the major global automotive manufacturers were to experience severe financial difficulties, this could have a significant negative financial effect on one or more of our suppliers which in turn could result in further supplier insolvencies or the need to provide additional support to those suppliers. Consistent with general industry practice, we source selected parts or components from a single supplier. This practice carries a risk of potential production disruption if the supplier is unable to perform its obligations.

        Prices for raw materials that we or our suppliers use in manufacturing our products or components, such as steel, aluminum, petroleum-based products and a number of precious metals, reached historically high levels in 2008, although prices for some raw materials declined toward the end of the year. Renewed price increases for these or other raw materials may lead to higher component and production costs that could in turn negatively impact our future profitability and cash flows because we may not be able to pass all those costs on to our customers or require our suppliers to absorb such costs.

        The current financial crisis could jeopardize the business viability of our dealers.

        The financial viability of our vehicle dealers and importers is currently jeopardized by declining demand for passenger cars and commercial vehicles reflecting the global economic slowdown and the tightening of the credit markets, which has resulted in higher refinancing costs and significantly reduced access to credit. Any measures taken by us to support our dealers or importers could negatively impact our cash flows and profitability.

        Risks arising from our leasing and sales financing business may adversely affect our future operating results and cash flows.

        The financial services we offer in connection with the sale of vehicles, including the financing of dealer inventories, involve several risks. These include higher refinancing costs and the potential inability to recover our investments in leased vehicles or to collect our sales financing receivables if the resale prices of the vehicles securing these receivables are insufficient. For instance, our ability to recover our investments in leased vehicles may deteriorate as a result of a decline in resale prices of used vehicles. In addition, our ability to collect our sales financing receivables could be negatively affected by consumer or dealer insolvencies.

        New vehicle sales incentives indirectly lower the resale prices of used vehicles. A decline in resale prices of used vehicles in turn results in downward pressure on the fair values of leased vehicles and negatively affects the carrying amount of vehicles on operating lease and sales financing and finance lease receivables.

        As a result of the current economic downturn, some of these risks have already materialized and are more likely to materialize in the future, which could adversely affect our future operating results, financial condition and cash flows.

        Please refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for additional information on how we account for our leasing and sales financing business. For additional information about credit risk inherent in our leasing and sales financing business and a description of our risk management, please refer to Note 30 to our Consolidated Financial Statements.

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

        Additionally, component parts or assembly defects could require us to undertake service actions and recall campaigns, or even to develop new technical solutions requiring regulatory certification prior to implementation. We may need to expend considerable resources for these remediation measures, resulting in higher provisions for new warranties issued and expenses in excess of already established provisions for product warranties previously issued.

        Our future success depends on our ability to offer attractive and fuel efficient new products and meet consumer demand.

        Meeting consumer demand with attractive and fuel efficient new vehicles developed over increasingly shorter product development cycles is critical to the success of automobile manufacturers. Our ability to strengthen our position within our traditional product and market segments through research and development of attractive and fuel efficient new products and services while expanding into additional market segments with those new products will play an important role in determining our future success. A general shift in consumer preference toward smaller, lower margin vehicles could have a negative effect on our profitability. Such a shift could result from, among other things, increasing fuel prices, government regulations, for example regarding the level of carbon dioxide emissions, speed limits or higher taxes on certain types of vehicles, such as sport utility vehicles or luxury automobiles, or environmental concerns. Potential delays in bringing new vehicles to market, the inability to achieve defined efficiency targets without a decline in quality, and a lack of market acceptance of new models or temporary shortages of parts and materials required for new vehicles could adversely affect our financial condition, results of operations and cash flows.

        We are subject to legal proceedings and environmental and other government regulations.

        A negative outcome in one or more of our pending legal proceedings could materially adversely affect our future financial condition, results of operations and cash flows. Please refer to the discussion under the heading "Legal Proceedings" in "Item 8. Financial Information" for further information.

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

        For example, in an effort to reduce greenhouse gases, several countries and the EU have already imposed more stringent regulations on carbon dioxide emissions or are currently in the process of adopting such regulations. For further information on government regulation and environmental matters, please refer to the discussion under the heading "Government Regulation and Environmental Matters" in "Item 4. Information on the Company."

  Risks arising from contingent obligations could affect us adversely.

        We sometimes provide guarantees for third party liabilities, principally in connection with liabilities of our non-consolidated affiliated and/or related companies, guarantees under buy-back commitments, and performance guarantees related to the contractual performance of joint ventures and consortia. These guarantees may expose us to financial risk. For example, as a result of the guarantees and other obligations Daimler Financial Services AG undertook as one of the consortium members of Toll Collect, our future operating results and cash flows may be adversely affected by penalties, damage claims and losses associated with an underperformance of the system. In connection with the transfer of a majority interest in the Chrysler Group and the related financial services business in the NAFTA region, we have also provided guarantees, including a guarantee of amounts payable to Chrysler pension plans up to an aggregate amount of US$1 billion. For further information concerning these contingent obligations, please refer to the discussion under the heading "Off-Balance Sheet Arrangements — Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

  Financial

        We are exposed to fluctuations in currency exchange rates and interest rates.

        Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the U.S. dollar, the British pound, the Japanese yen and other world currencies against the euro. In addition, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities. We also hold a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. Changes in currency exchange rates and interest rates may have substantial adverse effects on our operating results and cash flows. For more information on how changes in exchange rates and interest rates may impact our operating results and cash flows, please refer to the discussion under the heading "Introduction" in "Item 5. Operating and Financial Review and Prospects" and to the discussion about market risk in "Item 11. Qualitative and Quantitative Disclosures About Market Risk." as well as to Note 30 to our Consolidated Financial Statements.

        Downgrades of our long-term debt ratings may increase our cost of capital and may negatively affect our businesses.

        Downgrades by rating agencies may increase our cost of capital and, as a result, could negatively affect our businesses, especially our leasing and sales financing business which is typically financed with a high proportion of debt.

        For a description of our credit ratings, please refer to the discussion under the heading "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

        We depend on the issuance of debt to manage liquidity. Declines in our operating performance and the tightening of the credit markets may limit our ability to issue such debt.

        To manage the liquidity of the Group, we depend on the issuance of debt, principally in the European and U.S. capital markets. A decline in our operating performance or lower demand for these types of debt instruments could increase our borrowing costs or otherwise limit our ability to fund operations, either of which would negatively affect our operating results and cash flows.

        The tightening of the credit and commercial paper markets resulted in significantly higher borrowing costs, in particular with respect to large amounts. If these difficult financing conditions continue or worsen, we could be faced with ongoing high borrowing costs and reduced funding flexibility. In particular, this could negatively affect the competitiveness and profitability of our financial services business or even result in a limitation of the financial services we offer, thereby negatively affecting our vehicle sales.

        For a more detailed description of the impact of the turmoil in the credit markets on our borrowings please refer to the discussion under the heading "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

        The carrying value of our equity investments in companies in which we hold a non-controlling equity interest depends on the ability of those companies to operate their businesses profitably.

        We hold non-controlling equity interests in various companies. Most notably, we hold an equity interest in the European Aeronautic Defence and Space Company EADS N.V. (EADS). Any factors negatively affecting the profitability of the businesses of these companies may adversely affect our ability to recover the full amount of our equity investments, and as a result, could require us to record impairment charges. In addition, if we account for those investments using the equity method of accounting such factors may also affect our proportionate share in the future operating results of our equity investees. For more information on how EADS and our investment in Chrysler Holding LLC affected the 2006 through 2008 operating results of Vans, Buses, Other, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects." Please also refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for information on our accounting policies with regard to impairment of equity method investments.

        We may need to make cash contributions with respect to the funding of our pension benefit plans. In addition, our total pension benefit expense may increase.

        We have pension and, to a minor degree, other post-employment benefit obligations which are underfunded. The funded status of our off-balance sheet pension and other post-employment benefit plans is subject to changes in actuarial and other related assumptions and to actual developments.

        Even small changes in the assumptions which affect the benefit plan valuation, such as discount rates, mortality rates, retirement rates, and other factors, may lead to increases in the size of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect our total pension and other post-employment benefit expense in subsequent years.

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

Item 4. Information on the Company.

INTRODUCTION

Organization

        The legal and commercial name of our company is Daimler AG. Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Its registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany, telephone +49-711-17-0. Daimler AG's agent for service, exclusively for actions brought by the United States Securities and Exchange Commission pursuant to the requirements of the United States federal securities laws, is Daimler North America Corporation, located at One Mercedes Drive, Montvale, New Jersey 07645-0350.

History

        Daimler AG was incorporated under the name DaimlerChrysler AG on May 6, 1998, the year in which Daimler-Benz Aktiengesellschaft and Chrysler Corporation combined their respective businesses, stockholder groups, managements and other constituencies. On August 3, 2007, we transferred an 80.1% controlling interest in the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) to a subsidiary of the private equity firm Cerberus Capital Management L.P. (Cerberus). We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities. Following a resolution adopted at an extraordinary shareholders' meeting in October 2007, we changed the name of the company from DaimlerChrysler AG to Daimler AG.

Business Summary and Developments

        Daimler AG is the ultimate parent company of the Daimler Group. The Group develops, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, trucks, vans and buses. It also provides financial and other services relating to its automotive businesses.

        As a result of the transfer of a majority interest in the Chrysler activities, we report the Chrysler activities in our consolidated statements of income as discontinued operations, with all recorded income and expense items related to the Chrysler activities included in the line item "Net profit (loss) from discontinued operations." We do not include amounts related to discontinued operations in our segment reporting. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

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

        We have been in negotiations with Cerberus Capital Management LLC regarding the redemption of our 19.9% non-controlling equity interest in Chrysler Holding LLC and other issues related to Cerberus's investment in Chrysler. Cerberus has also informed us of claims and demands relating to the transfer of the majority interest in the Chrysler activities in August 2007 which exceed Cerberus's US$7.2 billion investment in Chrysler. We consider these claims to be without merit. These claims by Cerberus and Chrysler's restructuring plan under the U.S. government bailout program have added to the difficulty of reaching an agreement. Negotiations are continuing.

        We report the following four segments:

  •
  Mercedes-Benz Cars

  •
  Daimler Trucks

  •
  Daimler Financial Services

  •
  Vans, Buses, Other

        In Vans, Buses, Other, we report our reportable Mercedes-Benz Vans segment, our Daimler Buses business unit and all other businesses and investments in businesses not allocated to one of our reportable business segments.

        We offer our automotive products and related financial services primarily in Western Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. We derived approximately 48% of our 2008 revenue from sales in Western Europe and 19% from sales in the United States. With respect to Western Europe, approximately 23% of the revenue achieved in that region resulted from sales in Germany and 25% from sales in other countries of Western Europe. Over the past several years, we have also taken significant steps towards increasing our presence in the Asian markets. Revenue in Asia represents approximately 14% of our total revenue in 2008.

        For information on acquisitions and dispositions of businesses during the last three years, please refer to Notes 2 and 12 to our Consolidated Financial Statements. For a discussion of their effect on revenue and operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures for property, plant and equipment of our continuing businesses were €3.6 billion in 2008, €2.9 billion in 2007 and €3.0 billion in 2006. In 2008, the United States and Germany accounted for 7.2% and 70.4%, respectively, of these capital expenditures. Expenditures for equipment on operating leases related to our continuing businesses were €10.2 billion in 2008, €10.8 billion in 2007 and €11.9 billion in 2006. For additional information on our capital expenditures, please refer to "Description of Business Segments" and "Description of Property" below.

Significant Subsidiaries

        The following table shows the significant subsidiaries Daimler AG owned, directly or indirectly, as of December 31, 2008:

Name of Company	Percentage Owned
Daimler North America Corporation, Montvale, New Jersey, USA, a Delaware corporation	100.0
DCFS USA, LLC, Farmington Hills, Michigan, USA, a Delaware limited liability company	100.0
Mercedes-Benz do Brasil Ltda., Sao Bernardo do Campo, Sao Paulo, Brazil, a Brazilian private limited company	100.0

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes-Benz Cars

        Mercedes-Benz Cars designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart micro compact passenger cars. In 2008, Mercedes-Benz Cars contributed approximately 48% of our revenue.

  Products

  Mercedes-Benz

        Mercedes-Benz passenger cars are world-renowned for innovative technology, highest levels of comfort, quality and safety, and pioneering design. We offer most Mercedes-Benz passenger cars with a choice of several diesel and gasoline engines. In 2009, we plan to offer the S-Class and the ML-Class also with a gasoline hybrid engine. With the exception of the A-, B-, R-, GL- and GLK-Classes, we offer high performance versions with V8 or

V12 engines in all classes under the AMG brand. The availability of individual models differs by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    The S-Class is a line of full-size luxury sedans which are available in short and long wheelbase versions. In June 2009, we intend to introduce a new generation of the S-Class sedans, including a hybrid version, the new S 400 BlueHYBRID.

        The S-Class sedans are complemented by the CL, a top-of-the-line two-door coupe, and the SL, a luxury roadster. In April 2008, we launched a new generation of the SL. Through McLaren Cars Ltd., we also offer a high performance Mercedes-Benz sports car, the SLR.

        E-Class.    The E-Class is a line of luxury sedans and station wagons. We also offer the CLS, a four-door coupe based on the E-Class. We introduced a new generation of the CLS in April 2008. We intend to launch successor models of the E-Class sedan and the E-Class station wagon in March 2009 and November 2009, respectively.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. The CLC Sports Coupe, the SLK (a two-seat roadster) and the CLK coupe and convertible complement the C-Class product family. We introduced a new generation of the SLK in April 2008 and a new CLC Sports Coupe in June 2008.

        We intend to reposition the successor models of the current CLK coupe and CLK convertible as E-Class coupe and E-Class convertible models. We intend to launch these all-new versions in May 2009 and November 2009, respectively.

        A-/B-Class.    The A-Class is a front wheel drive compact and the B-Class is a front wheel drive 4-door Compact Sports Tourer (CST). We launched new generations of the A- and B-Class in June 2008. We do not offer the A- and B-Class in the United States.

        ML-/R-/G-/GL-/GLK-Class.    The ML-Class is a line of sport utility vehicles with permanent all-wheel drive. We introduced a new generation of the ML-Class in August 2008.

        The R-Class is an SUV Tourer, which is available in a short and a long wheelbase version, and the GL-Class is a seven seat luxury sport utility vehicle. We intend to introduce a new generation of the GL in August 2009. In October 2008, we added an all-new compact sport utility vehicle, the GLK-Class, to the line-up.

        The G-Class is a four-wheel drive cross country vehicle that comes in a short and a long wheelbase version and as a convertible.

  Maybach

        Under the prestigious Maybach brand, we offer a line of exclusive high-end luxury sedans with outstanding luxury, comfort, and individuality. Maybach sedans are available in a short and a long wheelbase version, including the Maybach 57S and 62S as sportier versions.

  smart

        The smart brand represents a micro compact car concept. We currently offer two models, the smart fortwo coupe and the smart fortwo cabrio. In 2008, we introduced both models in the United States. In 2009, we intend to introduce the smart brand in Denmark, in major metropolitan areas in China and in Sao Paulo, Brazil.

  Markets, Sales and Competition

        Markets.    In 2008, the main markets of our Mercedes-Benz Cars segment were Germany (26% of unit sales), the remainder of Western Europe (31% of unit sales), the United States (20% of unit sales) and Asia (11% of unit sales).

        In Germany, new passenger car registrations for all manufacturers declined 2% to 3.1 million units. In Western Europe (excluding Germany), new registrations of passenger cars for all manufacturers decreased by 10% to 10.5 million units.

        Sales.    The following table shows the distribution of revenue and unit sales for our Mercedes-Benz Cars segment by geographic market since 2006:

Revenue and Unit Sales

	Year Ended December 31,
	2008[1]	% change	2007[1]	% change	2006
Revenue (€ in millions)
Western Europe	25,676	-11	28,972	-1	29,233
Germany	12,277	-9	13,492	+1	13,326
Other	13,399	-13	15,480	-3	15,907
NAFTA region	9,721	-17	11,655	-3	11,995
United States	8,620	-19	10,600	-5	11,176
Canada and Mexico	1,101	+4	1,055	+29	819
Asia	7,600	+16	6,575	+8	6,074
Japan	1,334	-28	1,855	-16	2,206
Other	6,266	+33	4,720	+22	3,868
Other markets	4,775	-9	5,228	+27	4,108

World	47,772	-9	52,430	+2	51,410

Units
Western Europe	733,233	-6	779,157	-1	784,849
Germany	332,472	-3	342,860	-3	353,275
Other	400,761	-8	436,297	+1	431,574
NAFTA region	282,161	+2	276,062	+2	271,792
United States	251,160	0	251,789	+1	248,560
Canada and Mexico	31,001	+28	24,273	+4	23,232
Asia	144,141	+17	123,356	+14	108,459
Japan	36,969	-20	46,331	-4	48,460
Other	107,172	+39	77,025	+28	59,999
Other markets	113,478	-1	114,609	+32	86,697

World	1,273,013	-2	1,293,184	+3	1,251,797

    1
    Revenue and unit sales for 2008 and 2007 include sales of Mitsubishi pickup trucks (L200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary (8,190 and 10,066 units, respectively). The 2006 revenue and unit sales related to these vehicles are reported in Vans, Buses, Other.

        In 2008, worldwide unit sales of our Mercedes-Benz Cars segment reached 1,273,013 compared to 1,293,184 in the prior year, a decrease of 2%. Declines in sales of the S-Class (including Maybach), which totaled 92,869 units in 2008 compared to 107,021 in the prior year, and the E-Class, which declined 25% to 172,912 units due in part to the fact that the model is approaching the end of its life cycle, were mostly offset by a 16% increase in unit sales of the C-Class family (2008: 448,444 units). The strong sales performance of the new C-Class sedan and station wagon launched in 2007 was largely responsible for this development. Sales of the ML-/R-/G-/GL-/GLK-Class reached 161,337 units (2007: 180,217 units). Sales of A-/B-Class vehicles totaled 250,304 units compared to 275,413 units in 2007. With 138,957 units, overall smart brand sales were 35% above last year's sales of 103,068 units, reflecting the market acceptance of the newly launched smart fortwo. Unit sales in 2006 include sales of the smart forfour which was discontinued in that year.

        In Germany, our Mercedes-Benz Cars segment sold 332,472 units in 2008, 3% less than in 2007, while unit sales in Western Europe (excluding Germany) decreased 8% to 400,761 units. In the United States, we were able to sell 251,160 units in 2008 compared to 251,789 units in 2007, despite a very difficult market environment. Unit sales in Japan declined to 36,969 units, whereas in the rest of Asia (excluding Japan), we were able to increase sales by 39% to 107,172 units, primarily due to a significant increase of unit sales in China (+59%). For a discussion of changes in revenue, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table shows, by vehicle line, the number of units sold since 2006:

	Year Ended December 31,
	2008	2007	2006
Units
S-Class (including CL, SL and SLR) and Maybach	92,869	107,021	108,031
E-Class (including CLS)	172,912	230,878	243,356
C-Class (including CLC, CLK and SLK)	448,444	386,521	328,540
A-/B-Class	250,304	275,413	292,518
ML-/R-/G-/GL-/GLK-Class	161,337	180,217	176,639
smart	138,957	103,068	102,713
Other[1]	8,190	10,066	—

Total	1,273,013	1,293,184	1,251,797

  1
  This category represents Mitsubishi pickup trucks (L200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary. We report the 2006 revenue and unit sales related to these vehicles in Vans, Buses, Other.

        Competition.    In Western Europe, our Mercedes-Benz passenger cars compete primarily with products of BMW (BMW, Rolls-Royce), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Volvo), General Motors (Opel, Saab, Vauxhall), Porsche, PSA (Peugeot/Citroen), Renault, Tata Motors (Jaguar, Land Rover) and Toyota (Lexus).

        In the United States, our principal competitors include BMW (BMW, Rolls-Royce), Ford (Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Porsche, Tata Motors (Jaguar, Land Rover), Toyota (Lexus), Volkswagen (Audi, Bentley, VW) and, depending on the market segment, Nissan, other Toyota brands and certain models produced by General Motors (Cadillac, Saab).

        Competitors of the Maybach are Rolls-Royce and Bentley sedans.

        Principal competitors of smart vehicles are certain models of Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Toyota, Daihatsu), BMW (Mini) and Volkswagen (Seat, Skoda, VW).

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system covering 200 countries and customs areas. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly owned subsidiaries. In major markets worldwide, including the United States, Canada, Japan and most European markets, we operate our own wholesale subsidiaries which we call market performance centers. We also operate retail outlets in Canada, South Africa, Australia, Germany and select European metropolitan areas.

        In Europe and Asia we sell our Maybach sedans through Maybach centers, which are dealerships exclusively dedicated to the Maybach brand, and select Mercedes-Benz dealers. In the United States we distribute our Maybach line through select Mercedes-Benz dealers.

        A wide network of smart dealerships in 37 countries provides sales and repair services for our smart vehicles. We introduced the smart fortwo coupe and the smart fortwo cabrio in the United States in 2008, with Penske Automotive Group (PAG) as the official distributor.

  Capital Expenditures; Research and Development

        The following table shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of the Mercedes-Benz Cars segment in the last three years:

	Year Ended December 31,
	2008	2007	2006
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	3,379	2,680	2,303
Research and development expenditures	2,994	2,733	2,274
thereof: Capitalized development costs	1,060	705	496

        In 2008, the increase in capital expenditures primarily reflects significantly increased expenditures for new engines with higher fuel efficiency and lower carbon dioxide emissions. Other primary drivers of our investment activities in 2008 were the successor models of the E-Class sedan and station wagon, the new GLK-Class and the successor model of the CLK. Research and development activities of the Mercedes-Benz Cars segment in 2008 related primarily to the development of new car models, especially the new generation of the S-Class and the new E-Class, as well as measures to reduce fuel consumption and carbon dioxide emissions, such as Hybrid-, Bluetec-, Electro- and Fuel Cell-technologies.

Daimler Trucks

        Daimler Trucks manufactures and sells trucks and specialty vehicles under the brand names Mercedes-Benz, Freightliner, Sterling, Western Star, Thomas Built Buses (TBB) and Mitsubishi Fuso. Our worldwide facilities provide us with a strong production and assembly network for commercial vehicles and core components. Daimler Trucks contributed approximately 27% of our 2008 revenue. In October 2008, we announced our plans to cease production of trucks under the Sterling brand name in 2009.

        In the fourth quarter of 2008, as part of a strategic partnership, we acquired a 10% equity interest in the Russian commercial vehicle manufacturer Kamaz OAO for US$250 million in cash. The purchase agreement requires us to make an additional one-time payment in 2012 which will depend on Kamaz's interim business performance and which will not exceed US$50 million. We plan to work with Kamaz on joint projects in several areas, including product distribution, component sharing and technology transfers. We account for our equity interest in Kamaz using the equity method of accounting.

  Products

        Mercedes-Benz Trucks.    Our European Mercedes-Benz truck lines consist of the Actros and the Axor in the heavy-duty category, the Atego in the medium-duty category, and the specialty vehicles Econic and Zetros. The Unimog, a four-wheel drive vehicle for special purpose applications, complements this line-up. In Turkey and Brazil, we manufacture heavy-duty and medium-duty trucks for the respective local and certain export markets. Overall, our Mercedes-Benz trucks range from 6 metric tons gross vehicle weight (GVW) to 41 metric tons GVW. In August 2008, we introduced a new generation of the Actros and, in September 2008, we added three models with alternative drive systems, the Axor BlueTec Hybrid, the Econic BlueTec Hybrid and the Econic CNG Hybrid.

        Freightliner Trucks, Sterling Trucks, Western Star Trucks, and Thomas Built Buses.    Our U.S. subsidiary Daimler Trucks North America LLC manufactures trucks and buses (based on truck chassis) in Classes 3 through 8 (from 9,000 lbs. GVW to 160,000 lbs. GVW) and sells them under the Freightliner, Sterling, Western Star, and Thomas

Built Buses brand names, primarily in the NAFTA region. It also manufactures chassis for trucks, buses, walk-in vans and motor homes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). In 2008, the Freightliner Cascadia line was the first truck available with engines from our new global engine family, the Heavy Duty Engine Platform (HDEP). Other brands of the Daimler Trucks segment will use the HDEP in upcoming models.

        In the fourth quarter of 2008, we adopted a wide-ranging plan to optimize and reposition the business operations of Daimler Trucks North America. Measures provided for in the plan include the discontinuation of the Sterling Trucks brand in 2009, a further consolidation of our production network in the NAFTA region, capacity adjustments, including closing two truck manufacturing plants in 2009 and 2010, respectively, and headcount reductions of up to 3,500 (of a total headcount of 20,205 at the end of October 2008) to be accomplished primarily in 2009 and 2010. In order to compensate for the discontinuation of Sterling brand products and address market segments that have been served exclusively by Sterling offerings, Daimler Trucks North America expects to supplement the Freightliner and Western Star product ranges accordingly. Please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects" for information on how this program affected EBIT of our Daimler Trucks Segment in 2008.

        Mitsubishi Fuso Trucks and Buses.    Our Japanese subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC) offers a comprehensive truck and bus portfolio, primarily for the Japanese and other Asian markets. The line-up includes the Canter trucks (light-duty), the Fighter trucks (medium-duty) and the Super Great trucks (heavy-duty) and also certain bus models (Rosa and Aero) and specialty vehicles. MFTBC also sells trucks in Europe, the United States, Latin America and Africa. In 2009, we intend to introduce a new version of the Mitsubishi Fuso Super Great truck in Japan.

  Markets, Sales and Competition

        Markets.    The market for trucks in most geographic areas depends to a large degree on prevailing general economic conditions, which directly influence transportation needs and the availability of funds for capital investment. Our most important truck markets are Western Europe, the NAFTA region, Latin America and Asia.

        In Western Europe, combined registrations for medium- and heavy-duty trucks decreased slightly from 338,129 units in 2007 to 333,232 units in 2008. In the heavy-duty truck segment, registrations were down 1% from 270,620 units in 2007 to 268,362 units in 2008 and registrations in the medium-duty segment decreased from 67,509 units in 2007 to 64,870 units in 2008.

        In Germany, combined 2008 registrations for medium- and heavy-duty trucks decreased slightly by 1% to 92,903 units.

        In the NAFTA region, retail sales of all manufacturers of trucks in the medium- and heavy-duty categories (Classes 5 through 8) reached 332,727 units, 16% less than in 2007. This decrease primarily reflects a general decline in demand for heavy- and medium-duty trucks in the United States due to deteriorating market conditions. In the United States, retail sales of all manufacturers in the medium- and heavy-duty categories (Classes 5 through 8) decreased 18% from 320,104 units in 2007 to 262,050 units in 2008. Retail sales in the medium-duty segment (Class 5 through 7) fell from 169,139 units in 2007 to 128,577 units in 2008, while retail sales for all manufacturers in the Class 8 heavy-duty truck category were 12% lower (150,965 units in 2007 compared to 133,473 units in 2008).

        In Latin America, demand for heavy- and medium-duty trucks increased 8% to 199,542 units.

        In Japan, sales of trucks and buses by all manufacturers decreased 16% to 178,915 units. This decrease is mainly the result of the weakening economy in Japan.

        Sales.    The following table shows the distribution of revenue and unit sales of our Daimler Trucks segment by geographic market since 2006:

Revenue and Unit Sales

	Year Ended December 31,
	2008	% change	2007	% change	2006[1]
Revenue (€ in millions)
Western Europe	9,671	-1	9,761	+2	9,607
Germany	5,665	+1	5,634	+3	5,481
Other	4,007	-3	4,127	0	4,126
NAFTA region	6,656	-12	7,599	-37	11,998
United States	5,372	-14	6,241	-39	10,196
Canada	785	-5	823	-36	1,294
Mexico	500	-7	535	+6	507
Latin America	3,046	+25	2,442	+40	1,746
Brazil	2,174	+32	1,654	+41	1,171
Other	871	+11	788	+37	575
Asia (including Australia)	6,090	+14	5,358	-6	5,691
Japan	3,124	-3	3,215	-20	4,007
Other	2,966	+38	2,144	+27	1,684
Other markets	3,109	-6	3,306	+20	2,747

World	28,572	0	28,466	-10	31,789

	Year Ended December 31,
	2008	% change	2007	% change	2006[1]
Units
Western Europe	86,742	-1	87,665	+2	85,572
Germany	41,597	+1	41,006	+6	38,780
Other	45,145	-3	46,659	0	46,792
NAFTA region	97,313	-15	114,049	-39	187,797
United States	77,978	-18	94,649	-42	163,728
Canada	9,907	-8	10,790	-36	16,866
Mexico	9,428	+10	8,610	+20	7,203
Latin America	58,951	+11	53,017	+33	39,723
Brazil	34,463	+23	27,943	+28	21,753
Other	24,488	-2	25,074	+40	17,970
Asia (including Australia)	164,765	+8	153,162	+1	151,797
Japan	42,035	-22	53,992	-24	71,066
Other	122,730	+24	99,170	+23	80,731
Other markets	64,303	+8	59,774	+17	51,198

World	472,074	+1	467,667	-9	516,087

    1
    In 2006, revenue includes €0.6 billion from reassembled Sprinter vans sold to the Mercedes-Benz Vans segment for subsequent resale under the Dodge and Freightliner brand names. Unit sales do not include those units. Unit sales previously reported for 2006 have been adjusted to exclude the reassembled Sprinter vans.

        Worldwide unit sales of the Daimler Trucks segment increased 1% from 467,667 vehicles in 2007 to 472,074 vehicles in 2008.

        In 2008, unit sales in Western Europe declined 1%, mainly due to lower sales in Spain and Italy. In most other Western European countries, unit sales either remained at the prior year's level or increased slightly. For example, in Germany, the most important market for our Mercedes-Benz trucks, unit sales were up 1% at 41,597 units. Unit sales in Germany represented 9% and the remaining Western European market represented 10% of our total 2008 truck sales.

        In 2008, sales of our trucks and TBB buses in the NAFTA region were 15% lower at 97,313 units. This decrease mainly reflects a general decline in demand in the United States due to deteriorating market conditions. Unit sales in the United States were down 18% at 77,978 units, representing 17% of our total 2008 truck sales.

        Unit sales in Asia (including Australia) increased despite a 22% decline in unit sales in Japan, which in 2008 consisted primarily of sales by MFTBC. The decline in Japan mainly reflects the weakening economy in Japan. With unit sales of 164,765, which represented 35% of our total worldwide truck sales, Asia (including Australia) has become an increasingly important market for our sales efforts.

        In Latin America, sales increased 11% from 53,017 units in 2007 to 58,951 units in 2008.

        For a discussion of changes in revenue, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Competition.    Competitors of our Daimler Trucks segment vary in each geographic region. In Western Europe, our main competitors are Scania, MAN, Iveco, Volvo, DAF and Renault. In the NAFTA markets, our main competitors in the Class 5 through 8 truck categories are Navistar International, Paccar (Kenworth, Peterbilt), Volvo/Mack, General Motors and Ford. In Latin America, our main competitor is Volkswagen, and in Japan and the South East Asian markets, our main competitors (including buses) are Hino, Isuzu and Nissan Diesel.

  Distribution

        We distribute our Daimler Trucks products through a worldwide distribution and service network.

        In Germany, we sell our trucks through our own wholesale network. We also own several retail outlets, and in some cases we sell trucks through independent dealers.

        In other major European markets, local Daimler subsidiaries provide wholesale services to a network of independent dealers and, in some cases, to our own retail outlets.

        In the NAFTA region, we primarily sell our products through a network of independent dealers. In Japan, MFTBC sells its vehicles mainly through its own wholesale network and its own retail organization. In Latin America and other international markets, we sell our Daimler Trucks vehicles through independent distributors or, if we have a local production company, through the sales organization of that company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of our Daimler Truck segment during each of the last three years:

	Year Ended December 31,
	2008	2007	2006
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	1,366	1,110	1,202
Research and development expenditures	1,056	1,047	1,038
thereof: Capitalized development costs	326	283	211

        Capital expenditures in 2008 related primarily to our Heavy Duty Engine Platform project, emission regulation technologies and the construction of a new production plant in Mexico.

        Research and development expenditures in 2008 focused on new truck generations and new low emission engines, including the Heavy Duty Engine Platform.

Daimler Financial Services

        Our financial services activities, which contributed approximately 9% of our revenue in 2008, consist principally of financing and leasing services supporting our Mercedes-Benz and other vehicle businesses.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for vehicle inventory and property, plant and equipment purchases and we offer insurance brokerage and fleet management services, including dealer property and casualty insurance. In Germany, we operate a fully licensed bank, the Mercedes-Benz Bank. The Mercedes-Benz Bank offers financial services to our customers and employees in Germany. These services include leasing and sales financing services, car savings plans, credit cards and demand deposit accounts. At December 31, 2008, the Mercedes-Benz Bank held deposits of €6.0 billion.

        We also hold an ownership interest in Toll Collect. In September 2002, our subsidiary Daimler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and operator of the system. We account for our equity interest in Toll Collect using the equity method of accounting. You can find additional information about Toll Collect under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," under the heading "Legal Proceedings" in "Item 8. Financial Information" and in Note 28 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        Revenue of our Daimler Financial Services segment amounted to €9.3 billion in 2008, €8.7 billion in 2007 and €8.1 billion in 2006.

        The following table shows the distribution of revenue derived from our financial services activities by geographic market since 2006:

	Year Ended December 31,
	2008	2007	2006
	(€ in millions)
Western Europe	4,524	4,308	4,089
Germany	2,659	2,508	2,338
Other	1,865	1,800	1,751
NAFTA region	3,586	3,546	3,247
United States	3,165	3,153	2,711
Canada and Mexico	421	393	536
Other markets	1,172	857	770

World	9,282	8,711	8,106

        In 2008, we generated approximately 29% of our total financial services business in Germany, 20% in other Western European countries and 39% in the NAFTA region. We discuss period-to-period changes in revenue under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In 2008, new leasing and finance contracts processed by our Daimler Financial Services segment and related to our financial services business covered 955,598 units with a total value of €29.5 billion. In the prior year, we processed new leasing and finance contracts covering 857,955 units with a total value of €27.6 billion. The total value of leasing and finance contracts at December 31, 2008 was €63.4 billion compared to €59.1 billion at December 31, 2007, a 7% increase in total contract value. Excluding currency translation effects, our total contract value increased 9% compared to 2007.

        The average contract balance for contracts entered into during 2008 was €30,885. The average original term of our total portfolio of leasing and finance contracts as of December 31, 2008 was 41 months.

        The following table shows, for our financial services business at December 31, 2008, the number of units covered and the value represented by new leasing and finance contracts as well as the number of units covered and the value represented by all our outstanding leasing and finance contracts, in each case by geographic area and in total.

	Units Covered by New Contracts	Value (€ in millions)	Units Covered by all Contracts	Value (€ in millions)
United States	224,370	7,552	618,364	21,449
Germany	327,088	9,021	777,760	17,243
Canada	22,245	847	62,105	1,754
Mexico	17,040	519	42,041	886
United Kingdom	70,861	1,892	158,593	3,087
France	36,867	1,066	96,548	2,014
Italy	28,606	729	87,065	1,854
Japan	26,483	870	95,068	2,537
Australia	17,713	605	54,542	1,310
Netherlands	13,673	469	46,866	1,139
Other Countries	170,652	5,945	445,822	10,081

Total	955,598	29,514	2,484,774	63,353

        In the financial services area, our main competitors are leasing and finance subsidiaries of banks and financial institutions and the financial services businesses of other automobile manufacturers to the extent they do not limit their activities to their own automobile brands.

  Capital Expenditures

        The table below shows capital expenditures for property, plant and equipment and intangible assets, which related largely to the acquisition of data processing equipment and additions to equipment under operating leases of our financial services business during each of the last three years:

	Year Ended December 31,
	2008	2007	2006
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	61	53	29
Equipment on operating leases	5,390	6,093	6,955

Vans, Buses, Other

        Vans, Buses, Other includes our Mercedes-Benz Vans segment and our bus business. We design, produce, and sell a wide range of vans and buses. The other businesses and investments comprising Vans, Buses, Other consist primarily of our equity investments in EADS and Chrysler Holding LLC (since August 4, 2007), our real estate activities and, since 2008, an equity interest in Tognum AG. Prior to its disposition in the first quarter of 2006, our Off-Highway business was also part of Vans, Buses, Other.

        As part of our ongoing strategy to focus on the core automotive business, in December 2007, we agreed to sell our real estate at Potsdamer Platz in Berlin to the SEB Group for a sales price of €1.4 billion in cash, effective February 1, 2008 (including €0.1 billion in cash in 2007). The transaction had a positive effect on the 2008 EBIT of Vans, Buses, Other of €0.4 billion.

        In 2008, Vans, Buses, Other contributed approximately 15% of our total revenue.

  Vans and Buses

        Mercedes-Benz Vans.    Worldwide, we currently offer three lines of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Vario, the Vito/Viano and the Sprinter. In the U.S. market, a subsidiary of Chrysler Holding LLC sells the Sprinter under the Freightliner and Dodge brand names pursuant to a general distributor agreement.

        Pursuant to an agreement with Volkswagen, we assemble a Volkswagen van at our German plants. In 2008, the units assembled under this contract represented approximately 25% of the total units produced at these plants and resulted in revenue of €0.9 billion.

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

  Other

        Chrysler Holding LLC.    On August 3, 2007, we transferred an 80.1% controlling interest in the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) to a subsidiary of Cerberus. We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities.

        Chrysler designs, manufactures, assembles and sells cars and trucks under the brand names Chrysler, Jeep® and Dodge, primarily in the NAFTA region.

        EADS.    EADS is a publicly-traded company and a global supplier and service provider in the aerospace and defense sectors. The EADS Group includes the aircraft manufacturer Airbus, the helicopter manufacturer Eurocopter and the joint venture Matra BAe Dynamics Aerospatiale SAS, a guided missile producer. In addition, EADS is a partner in the Eurofighter consortium and a prime contractor for the Ariane launcher. The company is also developing the A400M military transport aircraft and is the industrial partner for the European satellite navigation system Galileo.

        In 2004, 2006 and 2007, we entered into several transactions involving our EADS shares which reduced the Group's legal ownership percentage in EADS to 22.5%. Our consolidated statement of income for the year 2006 reflects a 33% share in the income of EADS. Our share in the results of EADS in 2007 is based on an equity interest which declined from 33% to 24.9% at year end 2007 and our share in the results of EADS in 2008 is based on an equity interest which declined from 24.9% to 22.5% at year-end 2008. We hold our remaining EADS interest through a subsidiary in which minority investors have a 33% interest. For further information on these transactions, please refer to Note 12 to our Consolidated Financial Statements and "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        During 2006, EADS announced that problems with the Airbus A380 program and resulting delivery delays, the launch of an industrial program for the all-new A350XWB aircraft family and efficiency-improvement programs to be implemented at EADS would negatively affect its current and future operating results. In 2007 and 2008, EADS announced that problems with the Airbus A400M program and resulting delivery delays would negatively affect its operating results. For a discussion on how these developments affected the operating results of Vans, Buses, Other, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Off-Highway.    In the first quarter of 2006, we sold most of our Off-Highway business activities, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation, to the Swedish investor group EQT. EQT consolidated these activities in a new company, Tognum AG, a global supplier of off-highway engines, propulsion systems and decentralized energy systems.

        Tognum.    In 2008, we acquired shares in Tognum AG for a total amount of €702 million in cash. As of December 31, 2008, we held a 28.4% equity interest in Tognum AG. We account for our investment in Tognum with a three-month time lag using the equity method of accounting.

        Revenue of Other also includes revenue from the sale of Chrysler spare parts outside the U.S., Canada and Mexico. This revenue is included in the line "Real estate and other business" in the table below.

  Markets, Sales and Competition

        Markets.    Our principal van and bus markets are Western Europe, Eastern Europe and the NAFTA region. Latin America is also an important market, primarily for our bus business. In Western Europe, the combined mid-size and large van market segment showed a decline in registrations of 8% (from 1,244,100 units in 2007 to 1,143,100 units in 2008). Registrations of heavy buses in Western Europe increased from 26,600 units in 2007 to 27,500 units in 2008.

        In Germany, registrations for vans (mid-size and large) in 2008 increased slightly to 272,900 units (271,600 units in 2007). Registrations for heavy buses in 2008 were unchanged from 2007 at 4,800 units.

        In the NAFTA region, retail sales for all manufacturers of vans decreased 27% from 372,200 units in 2007 to 270,300 units in 2008. Retail sales for all manufacturers of buses (excluding school buses) increased from 18,100 units in 2007 to 20,100 units in 2008. In Latin America, demand for buses increased 7% overall in 2008, despite a drop-off in demand in the last quarter of the year.

        Sales.    The following table shows the revenue generated by Vans, Buses, Other and the unit sales of our van and bus businesses since 2006:

	Year Ended December 31,
	2008	% change	2007	% change	2006
Revenue (€ in millions)
Mercedes-Benz Vans[1,2]	9,479	+1	9,341	+13	8,277
Daimler Buses	4,808	+11	4,350	+8	4,042
Off-Highway	—	—	—	—	353
Real Estate and other businesses[3]	715	+41	508	-31	735
Eliminations	(33)	+57	(76)	—	(256)

World	14,970	+6	14,123	+7	13,151

Units
Mercedes-Benz Vans[1]	287,198	-1	289,073	+13	256,895
Daimler Buses	40,591	+4	39,049	+8	36,192
Other Products[3]	—	—	—	—	11,914

    1
    Revenue and unit sales include sales of Sprinter vans to a subsidiary of Chrysler Holding LLC for subsequent resale to dealers under the Freightliner and Dodge brand names.

    2
    Revenue in 2008, 2007 and 2006 includes €0.9 billion, €0.9 billion and €0.4 billion, respectively, from the production of a van for Volkswagen. These vans are not included in our unit sales figures.

    3
    Revenue and unit sales in 2006 reflect sales of Mitsubishi pickup trucks (L 200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary. Beginning in 2007, we report revenue and unit sales related to these vehicles in our Mercedes-Benz Cars segment.

        For a discussion of changes in revenue, see "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table sets forth the distribution of revenue by geographic market since 2006:

	Year Ended December 31,
	2008	% change	2007	% change	2006
	(€ in millions)
Western Europe	10,090	+4	9,676	+23	7,872
Germany	4,751	+6	4,485	+25	3,574
Other	5,339	+3	5,191	+21	4,298
NAFTA region	1,221	+8	1,129	-41	1,928
United States	660	-1	663	-53	1,419
Canada and Mexico	562	+21	466	-8	509
Latin America	1,238	+4	1,191	+24	964
Other markets	2,421	+14	2,128	-11	2,388

World	14,970	+6	14,123	+7	13,151

        Competition.    In Western Europe, our principal competitors in the van category are Fiat (Fiat, Iveco), Ford, Volkswagen and Renault. In the United States, competitors include Ford and General Motors (Chevrolet, GMC).

        Our main competitor in the worldwide bus sector (over 8t GVW) is Volvo. In Western Europe, our other major competitors are MAN Commercial Vehicles (MAN, Neoplan), Scania and Irisbus (Irisbus, Heuliez Bus, Karosa, Renault, Iveco and Ikarus). Our main competitors in South America are Volkswagen and Agrale, although Volvo and Scania also compete in that region.

  Distribution

        We distribute our vans and buses through a worldwide distribution and service network.

        In Germany, we sell our vans through independent dealers as well as through our own wholesale and retail network. We sell our buses through our own wholesale network and we also own several retail outlets, and in some cases we sell our buses through independent dealers.

        In other major European markets, local Daimler subsidiaries provide wholesale services for vans to a network of independent dealers and, in some cases, to our own retail outlets. We sell our buses in these markets through our own retail network and independent dealers.

        In the United States and Canada, we sell vans to a subsidiary of Chrysler Holding LLC, which acts as a general distributor and resells them through a network of independent Freightliner and Dodge dealers. We sell our Orion and Setra buses directly to customers in these countries. In Mexico we sell vans and buses through independent Mercedes-Benz dealers.

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

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of Vans, Buses, Other during each of the last three years:

	Year Ended December 31,
	2008	2007	2006
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	285	266	395
Research and development expenditures	392	368	421
thereof: Capitalized development costs	1	2	8

        In 2008, capital expenditures with respect to vans and buses related to several smaller investments. For capital expenditures of our Mercedes-Benz Vans segment, please refer to Note 31 to our Consolidated Financial Statements.

        Research and development activities of our van and bus businesses in 2008 were directed at the development of engines compliant with future emission regulations. Our bus business also focused on successor models of buses.

SUPPLIES AND RAW MATERIALS

        We conduct our worldwide procurement activities through a global procurement function. We aim to maximize the efficiency of our supply networks by working with first tier suppliers, select sub-suppliers, raw material suppliers, and transportation carriers.

        We manage our current and future supplies and raw material requirements and delivery needs on an ongoing basis in close cooperation with our suppliers and sub-suppliers in order to ensure an adequate supply of parts and components at competitive pricing levels. For example, in an effort to avoid possible future shortages and further limit price increases, we enter into, or renegotiate as necessary, annual or long-term supply agreements with suppliers. We also purchase certain raw materials or commodities on the spot market where appropriate. We have established a corporate commodity risk management committee to provide enhanced control and oversight over our commodity price exposure.

        In 2008, raw material prices continued to adversely affect the automotive industry as prices for most raw materials, including steel, oil and oil-based products, reached historically high levels. Even though prices for some raw materials declined towards the end of the year, overall, higher raw material prices increased our material costs in 2008. We were, however, able to offset these increases through bundling, long-term agreements, materials substitutions and other cost reduction measures.

        Prices of precious metals, including platinum, palladium and rhodium, which we primarily use in catalytic converters, reached historically high levels in 2008 before declining towards the end of the year. We use derivative commodity instruments to hedge against the volatility of precious metals prices to the extent we deem appropriate. We also research the possible use of alternative materials and processes for use in catalytic converters and other components.

        In 2008, high raw material prices, intense competition in the automotive industry and significant declines in vehicle sales as a result of the economic crisis had a significant adverse effect on the financial position of some of our suppliers. As a result, some of our suppliers are in financial distress or are the subject of bankruptcy proceedings. Consistent with general industry practice, we source select parts or components from a single supplier. This practice carries the risk of potential production disruption if the supplier is unable to perform its obligations. In order to ensure a reliable supply chain for parts, sub-assemblies and other materials, we provide assistance, including financial assistance, to some of our suppliers. The need for such assistance will likely continue in 2009 and may increase significantly if global economic conditions do not improve.

        Our financial performance also depends in part on obtaining competitive prices from suppliers. Our ability to achieve further price reductions from suppliers, however, may be limited by a combination of factors, including consolidation among automotive suppliers, the use of a single supplier for certain components, supplier financial difficulties due to the global economic downturn and increasing supplier insolvencies.

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

        Federal.    Regulations issued by the United States Environmental Protection Agency, or EPA, under the Clean Air Act apply to passenger cars (including sport utility vehicles) and heavy-duty vehicles we sell in the U.S. We are responsible for the emission performance of these vehicles for their full useful lives.

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

        California's program includes regulations issued by the California Air Resources Board (CARB) that require large volume manufacturers to earn an increasing number of zero-emission vehicle (ZEV) credits. There is also an ongoing discussion about a future requirement for zero-emission buses (ZEB). We will likely become a large volume manufacturer, as defined by the ZEV mandate, by the 2013 model year. In the interim, under the ZEV mandate, we will be treated as an intermediate volume manufacturer which allows us to meet the ZEV requirement with partial zero emission vehicles (PZEVs). Manufacturers may earn ZEV credits by selling vehicles that use various technologies (e.g. electric batteries, hydrogen fuel cells, compressed natural gas, and gasoline/electric hybrids) to limit or eliminate emissions. By 2018, up to 50% of the vehicles we sell in California will require some level of these technologies to meet the ZEV mandate.

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

        The federal Clean Air Act permits other states to adopt California standards as an alternative to the EPA's Tier 2 program. To date, fourteen states have adopted the California Low Emission Vehicle II (LEV II) standard including Arizona, Connecticut, Florida, Massachusetts, Maine, Maryland, New Jersey, New York, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont and Washington. All of these states, except Washington and Pennsylvania, have adopted ZEV regulations.

        European Standards.    The Commission and the Parliament of the European Union (EU) have adopted a directive that establishes increasingly stringent emission standards for passenger cars and light commercial vehicles for model years 2005 and thereafter (Euro 4). Under the directive, manufacturers are responsible for the emissions performance of these vehicles for five years or 100,000 kilometers, whichever occurs first. In 2007, the EU Parliament adopted more stringent emission standards. The effective dates for phasing in these stricter standards are September 1, 2009 (Euro 5) and January 1, 2014 (Euro 6). Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers' responsibility for emission performance to 160,000 kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles.

        Standards for heavy commercial vehicles have been adopted by the EU Commission and the EU Parliament for model years 2005 (Euro IV) and model years 2008 and thereafter (Euro V). In October 2007, the EU Commission also published its first proposal on Euro VI standards, which would require emission limits similar to the limits set by EPA 2010 in the United States. It is currently anticipated that the new Euro VI standards will become effective on December 31, 2012 for new heavy-duty vehicles with a reference weight above 2,610 kilogram and, on December 31, 2013, for all new heavy-duty vehicles. The new standards, which are currently proposed to apply for at least 700,000 km, would require significant improvements in engine technology and after-treatment systems.

Vehicle Fuel Economy

        U.S. Standards.    The National Highway Traffic Safety Administration (NHTSA) establishes corporate average fuel economy (CAFE) standards that require manufacturers to meet certain fuel efficiency levels for their fleet of new passenger cars and light trucks sold in the U.S. The standards are intended to reduce U.S. dependence on foreign oil by decreasing gasoline consumption. A manufacturer is subject to significant penalties for each model year its vehicles do not meet the standards. The CAFE standard for passenger cars is currently 27.5 miles per gallon. Up to model year 2007, the standard for light-duty trucks, including minivans and sport utility vehicles, was 22.2 miles per gallon.

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

        In model years 2008 - 2010, manufacturers may elect to use Unreformed CAFE (i.e., CAFE calculated under the current rule). Such manufacturers must meet a fleet-average miles per gallon standard of 22.5 miles per gallon for model year 2008, 23.1 miles per gallon for model year 2009, and 23.5 miles per gallon for model year 2010.

        The NHTSA also has adopted, for the first time, CAFE standards for medium-duty passenger vehicles, which are defined as vehicles with a gross vehicle weight of between 8,501 and 10,000 pounds. This standard will apply beginning with the 2011 model year and will be calculated under the Reformed standard.

        Finally, the NHTSA has modified the definition of light truck. As a result, some of our vehicles now classified as trucks could be re-classified as passenger cars and required to meet a higher CAFE standard.

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

        In 2007, the U.S. Energy Independence and Security Act 2007 (EISA), which imposes even more stringent fuel economy requirements, was enacted. The new legislation requires manufacturers to achieve a fleet-wide average of 35 miles per gallon by 2020 with no exceptions. The legislation extends through 2019 the credits for automakers producing flex-fuel vehicles and gives the agencies the authority to use attribute-based systems when setting vehicle fuel economy standards.

        On January 7, 2009, the Department of Transportation (DOT) announced that it will not finalize its rulemaking on Corporate Fuel Economy Standards. It also stated that the recent financial difficulties of the automobile industry will require a thorough review of matters affecting the industry, including how to effectively implement EISA.

        Although we strive to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks by introducing additional technological features, we may not be able to fully meet the current and future CAFE standards with our U.S. new passenger car and light-duty truck fleet portfolios and may incur fines as a result.

        As part of the EISA, the DOT is required to initiate a National Academy of Science study to investigate technology, costs and other factors that influence the fuel economy of heavy-duty commercial vehicles. The DOT commenced the study in December 2008. It is expected to be completed by April 2010 and it is not clear how the results of this study may be used to influence any future rulemaking initiatives.

        In the United States and other countries, there is political pressure to increase fuel economy standards as a means of reducing carbon dioxide emissions. These emissions are said to contribute to global warming, which is a matter of international concern. Although the United States withdrew from the Kyoto Protocol, it continues to consider ways to achieve reductions in fossil energy use, including the new CAFE standards discussed above. Any of these or other measures could impose significant costs on us or limit the products that we are able to offer.

        In August 2008, in a further effort to reduce greenhouse gases, the EPA released a Greenhouse Gas Advanced Notice of Proposed Rulemaking requesting manufacturers to provide information on how carbon dioxide emissions from heavy-duty commercial vehicles could be reduced further.

        California is also attempting to limit emissions of carbon dioxide and other greenhouse gases through regulation of fuel economy standards. CARB regulations, enacted pursuant to a California law (AB 1493), require automakers to reduce significantly greenhouse gas vehicle emissions starting with 2009 passenger car and light-duty truck models. Several other states have adopted similar measures.

        In 2008, California adopted the Global Warming Solutions Act (AB 32) which requires CARB to mandate the reduction of greenhouse gas emissions from heavy-duty commercial vehicles. A first proposal on how to reduce such emissions was unanimously approved by the CARB board members, but some aspects remain subject to further evaluation.

        Lawsuits challenging the right of states to regulate fuel economy are pending in federal and state courts in California and several other states. To date, two courts have ruled in favor of California, allowing it to implement greenhouse gas legislation. These decisions have been appealed to a higher court. In addition, a coalition of states, cities and environmental groups brought a lawsuit seeking to establish that the EPA is authorized to regulate carbon dioxide emissions and to compel it to do so. The U.S. Supreme Court decided that the EPA's argument that it did not have the authority to regulate greenhouse gases was unfounded. As a consequence, the U.S. President issued an executive order (Executive Order No. 13,432) ordering the EPA to initiate a greenhouse gases rulemaking process. The rulemaking is anticipated to be finalized in 2009 or 2010.

        Following the U.S. Supreme Court ruling that the EPA has the authority to regulate greenhouse gases, California requested permission from the EPA to set its own state standard. For over thirty years California has requested and always received from the EPA a waiver from the federal regulations allowing it to set state standards concerning pollution emissions. In December 2007, for the first time, the EPA refused to grant California a waiver, and California and several other states filed a lawsuit to challenge the EPA's decision. In January 2009, the U.S. President stated that he had directed the EPA to reconsider its past rejection of waivers for California and other states. While it is unclear whether the EPA will grant such waivers in 2009, it appears more likely in light of the U.S. President's statement. State regulation in this area, if upheld, could be costly to us and could significantly restrict the products we are able to offer in the United States.

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

        In December 2008, the Parliament of the EU approved a new regulation which establishes parameters for setting mandatory average carbon dioxide emission standards for a manufacturer's fleet of new vehicles sold in the EU member states. The new regulation provides for a significant reduction of carbon dioxide emissions. The permissible average carbon dioxide levels will be determined pursuant to a formula which is based on vehicle mass. Further factors such as the availability from the relevant manufacturer of low emission vehicles will be taken into consideration. The new levels of permissible carbon dioxide emissions will apply beginning in 2012. The share of a manufacturer's vehicles that have to meet the new targets will increase each year until it reaches 100% in 2015. A manufacturer who fails to comply with its specific applicable average carbon dioxide emission target will have to pay a fine for each newly registered vehicle that exceeds the manufacturer's target emission rates. The fine is calculated based on the degree by which the target emission rate is exceeded and the total number of vehicles sold by the respective manufacturer. We expect to incur significantly higher research and development costs in order to meet these targets.

        The EU Commission is also considering setting binding carbon dioxide emission targets for vans not registered as passenger cars (so-called "N1-vehicles"). Initial proposals based on the main principles included in the passenger car legislation have been presented by the EU Commission.

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

        Other countries.    An increasing number of countries, for example Japan and China, have established or are considering establishing tighter fuel economy standards to address climate change issues.

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

        In general, vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations. For example, China has established extensive and complex vehicle certification procedures that become fully applicable in 2009.

        European Standards.    Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual countries that are comparable to those in the U.S. Major regulatory changes in Europe are:

  •
  The EU Commission has recently proposed new requirements for enhanced (phase 2) pedestrian protection. Pedestrian protection legislation may have a significant impact on the design of our future passenger cars;

  •
  The cooling agent currently used in vehicle air conditioning systems may not be used in all-new vehicle types beginning in 2011, and will be banned in pre-existing vehicle lines beginning in 2017. Alternative cooling agents will have to be developed, which are expected to result in significantly higher costs;

  •
  The EU Commission has proposed mandating tire pressure monitoring systems in the context of fuel economy legislation;

  •
  The EU Commission is also considering mandating active safety systems, such as electronic stability control systems, collision mitigation braking systems and lane departure warning systems for heavy duty commercial vehicles.

        In addition, within the framework of the United Nations Economic Commission for Europe (UNECE), the EU may establish new vehicle safety regulations (e.g. regarding head restraints).

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

        In 2000, the EU Commission issued a directive that requires automobile manufacturers to take back all end-of-life passenger cars (up to 9 seats) and light trucks (up to 3.5t gross vehicle weight) sold after July 1, 2002, and, beginning on January 1, 2007, all end-of-life passenger cars including those sold before July 1, 2002. This directive stipulates that automotive manufacturers incur all, or a significant part of, the costs of recycling these vehicles. The directive affects all end-of-life-vehicles in the EU and imposes additional costs on automobile manufacturers which could be significant. We are committed to reducing the environmental impact of our operations and products beyond currently applicable regulatory requirements where this is technically and financially feasible. Our policy is environmental protection in pursuit of sustainable development. This policy is set forth in our environmental guidelines and designed to minimize further the environmental effects generally associated with the type of manufacturing operations we conduct. We have installed environmental management systems in both our plant operations and our development departments to consider environmental effects at the planning stage of a new manufacturing process or product. We publish environmental reports summarizing our use of resources and measures we have undertaken to minimize further the environmental impact of our products and operations.

Design Protection

        On September 14, 2004, the EU Commission proposed an amendment of the design protection directive Nr. 98/71/EC. The proposed amendment would abolish the design protection for visible and styled automotive parts within the EU. The proposal would allow parts manufacturers independent from the original equipment manufacturers to copy and sell throughout the EU visible and styled replacement parts such as hoods, bumpers, fenders, doors, lights and windshields. If this proposed amendment becomes effective, it may negatively affect our future sales of visible and styled replacement parts and may increase our allocated costs per unit. To date, a blocking minority of several EU member states opposed to the amendment has prevented the EU Commission from implementing it.

DESCRIPTION OF PROPERTY

        We produce vehicles and related components at approximately 66 manufacturing facilities worldwide, of which 18 are located in Germany and 16 in the United States. Most of the remaining facilities are in Japan, Mexico, France, Spain, Canada, Brazil, South Africa and Turkey. We also have other properties, including office buildings, sales and service locations as well as research laboratories, development centers and test tracks. We own most of these facilities, and we believe that they are adequate to meet our needs.

        Our property, plant and equipment includes buildings, technical equipment, and other equipment capitalized under capital lease agreements. For additional information, please refer to Note 10 to our Consolidated Financial Statements.

        We are party to various joint ventures, assembly contracts and other arrangements that allow us to gain access to additional production capacity, utilize our plants more efficiently or gain access to new geographic markets. For example, we have a joint venture in China for the production and distribution of Mercedes-Benz passenger cars and we have arrangements with third parties to assemble some of our vehicles at facilities in Austria and Germany. Pursuant to an agreement with Volkswagen, we assemble a Volkswagen van at our German plants.

        In October 2008, we entered into a contract with the Ministry for National Development and Economy of the Republic of Hungary to establish a production plant for Mercedes-Benz passenger cars in Kecskemèt, Hungary. We estimate total expenditures for this investment to be approximately €0.8 billion. We plan to complete construction of the plant and start production in 2013. In January 2009, we signed a cooperation agreement to form a joint venture in China for the production of medium- and heavy-duty trucks. This joint venture remains subject to approval by the Chinese authorities.

        There has been significant production overcapacity in the worldwide automotive industry for some time, which has become even more pronounced as a result of the global economic downturn. This overcapacity threatens the continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity in relation to developing and anticipated industry changes and market conditions. As such conditions fluctuate, we adjust our capacity by opening, closing, selling, expanding, or downsizing production facilities, or by adding or eliminating work shifts. For example, in 2008, we adopted a wide-ranging plan to optimize and reposition the business operations of Daimler Trucks North America, including the shutdown of two truck manufacturing plants planned for 2009 and 2010, respectively. In response to decreasing sales, we also reached agreements with the works councils of some of our manufacturing plants to reduce the number of hours worked per week (Kurzarbeit) by the workers in those plants during the first quarter of 2009. For more information on the plan to optimize and reposition the business operations of Daimler Trucks North America, please refer to "Description of Business Segments — Daimler Trucks" in "Item 4. Information on the Company." For more information on the temporary production adjustments, please refer to "Employees and Labor Relations" in "Item 6. Directors, Senior Management and Employees."

Item 4A. Unresolved Staff Comments

        None.

Item 5. Operating and Financial Review and Prospects.

INTRODUCTION

Cautionary Statement Regarding Forward Looking Statements

        This annual report contains forward looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward looking statements. These statements are subject to many risks and uncertainties, including:

  •
  a lack of improvement in or a further deterioration of global economic conditions;

  •
  a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility;

  •
  changes in currency exchange rates and interest rates;

  •
  the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacity or raise prices;

  •
  price increases in fuel, raw materials, and precious metals;

  •
  disruption of production due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  a further decline in resale prices of used vehicles;

  •
  the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region;

  •
  the business outlook of Chrysler in which we hold an equity interest and some of whose obligations we have guaranteed;

  •
  the business outlook of companies in which we hold an equity interest, most notably the European Aeronautic Defence and Space Company EADS N.V.;

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and

  •
  other risks and uncertainties, some of which we describe under the heading "Risk Factors" in "Item 3. Key Information."

        If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which we made it.

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

        On August 3, 2007, we transferred an 80.1% interest in the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) to a subsidiary of Cerberus. As a result of that transaction, revenue and operating results of the Chrysler activities from January 1, 2007 to August 3, 2007 and for fiscal year 2006 are included in the line item "Net profit (loss) from discontinued operations" in our consolidated statements of income. We do not include amounts relating to discontinued operations in our segment reporting. Following the consummation of the transaction, we derecognized the assets and liabilities of the Chrysler activities on August 3, 2007. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

        Beginning with August 4, 2007, we account for our non-controlling equity interest in Chrysler Holding LLC using the equity method of accounting. We include our proportionate share of the results of Chrysler Holding LLC in Vans, Buses, Other with a three-month time lag.

        If we account for an equity investee with a time lag, IFRS requires us to consider significant transactions and events which affect the equity investee during the lag period.

        As a result of fluctuations in the exchange rate of the euro, which is the reporting currency of our Consolidated Financial Statements, in relation to several other world currencies, including the U.S. dollar, all of our subsidiaries and equity investees that report their results in a functional currency other than the euro experienced currency translation effects. These currency translation effects impact the year-to-year comparability of our consolidated financial statements for the periods presented in this annual report.

        Fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, and other world currencies against the euro also expose our international business operations and, consequently, our reported financial results and cash flows to transaction risk. This transaction risk exposure affects primarily our Mercedes-Benz Cars segment which generates a significant portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. Our Daimler Trucks segment is also subject to transaction risk, but only to a minor degree due to its global production network. Mercedes-Benz Vans and Daimler Buses which we report as part of Vans, Buses, Other also have limited transaction risk. In addition, Vans, Buses, Other has some indirect transaction risk exposure through our equity investment in EADS, which we account for using the equity method.

        In both 2008 and 2007, the combined currency effects, including effects from currency translation, operating business transactions and hedging activities, negatively affected our operating results. Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" and to Note 30 to our Consolidated Financial Statements for additional information on our currency translation and transaction risk exposure.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies and new accounting pronouncements that we had not yet adopted by December 31, 2008.

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

Recovery of Carrying Amount of Equipment on Operating Leases

        We own equipment, primarily passenger cars, trucks, vans, and buses, that we lease to customers under operating leases. At December 31, 2008 and December 31, 2007, the total carrying value of this equipment was €18.7 billion and €19.6 billion, respectively. Of the carrying amount of total equipment on operating leases as of December 31, 2008 and December 31, 2007, approximately 55% and 58%, respectively, are included in the assets of our Daimler Financial Services segment, approximately 28% and 26%, respectively, are included in the segment assets of Mercedes-Benz Cars, approximately 8% and 8%, respectively, are included in the Daimler Trucks segment assets, and 9% and 8%, respectively, are included in the assets of Vans, Buses, Other.

        We carry equipment on an operating lease initially at its acquisition or manufacturing cost and depreciate it over the contractual term of the lease using the straight-line method until it reaches its estimated residual value. The estimated residual value represents our best estimate of the price we would obtain from the sale of the leased asset. We base our initial estimate on publicly available information and also on our own projections that we derive from our historical experience regarding expected resale values for the types of equipment leased.

        It is our accounting policy to reevaluate our estimates frequently and to consider, at least quarterly, our estimates of residual value and our ability to recover the carrying value of our investment in equipment on operating leases. We determine the recoverable amount for an individual leased asset as the present value of the amount that we expect to derive from the lease and the ultimate sale of the leased asset. If, as a result of our evaluation, we conclude that the estimated residual value of the leased asset is lower than our previous estimate, we adjust depreciation prospectively to compensate for the expected shortfall, assuming we can still recover our investment. If the carrying value exceeds the recoverable amount, we record an impairment charge equal to the excess of the carrying value over the recoverable amount.

        We believe that the accounting estimate related to recoverability of the carrying value of our investment in equipment on operating leases is a critical accounting estimate because:

  (1)
  the evaluation is inherently judgmental and highly susceptible to change from period to period because it requires us to make assumptions about future vehicle supply and demand, and what selling prices for used equipment will be at the end of the lease; and

  (2)
  the impact of impairment charges or, if we determine that no impairment occurred, changes in future depreciation expense could be material to our financial statements.

        In 2008, as a result of lower than expected residual values, we recorded pre-tax impairment charges of €465 million which we allocated to the Mercedes-Benz Cars segment.

        If economic conditions deteriorate further in our primary markets, resale prices of used vehicles and, correspondingly, the residual values of our leased equipment may experience additional downward pressure. If used vehicle resale prices decline, our future operating results are likely to be adversely affected by impairment charges or by increases in depreciation expense resulting from reductions in our residual value estimates.

        Aside from the risk of collecting the monthly lease payments (credit risk), which primarily resides with our Daimler Financial Services segment, the vehicle segment or unit that manufactured the leased equipment carries most of the residual value risk associated with our operating leases pursuant to a risk sharing agreement between it and our Daimler Financial Services segment. The terms of the risk sharing arrangements vary by segment and geographic region.

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

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including the following average credit loss rates for our entire financing and leasing portfolio at December 31, 2008: 0.5% for the Mercedes-Benz Cars segment, 0.6% for the Daimler Trucks segment and 0.4% for our van and bus businesses. However, additional provisions may be necessary if:

  (1)
  actual credit losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact our estimates.

        Future credit losses may exceed current estimates, especially if economic conditions worsen in our primary markets. In addition, if economic conditions worsen, resale prices of used vehicles and, correspondingly, the collateral value of our Daimler Financial Services segment's sales financing and finance lease receivables may experience further downward pressure. If these factors require a significant increase in the allowance for credit losses, it would negatively affect our Daimler Financial Services segment's and the Group's future operating results.

        We are also exposed to residual value risk with respect to our finance lease receivables.

        At December 31, 2008, the sales financing and finance lease receivables shown in our consolidated balance sheet totaled €42.4 billion compared to €39.2 billion at December 31, 2007.

        The allowance for credit losses and residual value risk associated with sales financing and finance lease receivables at December 31, 2008 amounted to €0.9 billion (December 31, 2007: €0.6 billion). Cost of Sales in our consolidated statements of income for each of 2008, 2007 and 2006 include charges, net of reversals, of €0.6 billion, €0.3 billion and €0.4 billion, respectively, resulting from adjustments in the allowance for credit losses and residual value risk.

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

        If we sell receivables from our financial services business, for instance through asset backed security transactions, these transactions, in general, do not meet the criteria for de-recognition under IFRS and remain on our balance sheet and are included in the figures reported above. Our exposure to credit risk for those "sold" receivables which continue to be on our balance sheet is similar to the credit risk exposure inherent in those receivables from financial services which have not been "sold" and transferred.

Provisions for Product Warranties

        We generally provide warranties on our products which cover a variety of manufacturing and other defects. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The provisions for product warranties cover, for example, our various contractual warranty programs, "goodwill" coverage, recall campaigns and buybacks which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices within the automotive industry. We record a provision for the expected cost of warranty related claims when we sell the product to a third party, when we initiate a new warranty program, or — depending on certain circumstances — upon lease inception. The amount of the provisions for product warranties, which is included in the balance sheet line item "Provisions for other risks," with a corresponding charge included as a component of "Cost of sales" of our continuing operations in the statements of income, reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. In addition, we state our provisions for product warranty at present value using a discount rate, which we determine quarterly. Our warranty provisions affect all our vehicle businesses. At December 31, 2008 and December 31, 2007, our total accrued liabilities for product warranties were €5.9 billion and €6.6 billion, respectively.

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

Pension Benefits

        As more fully described in Note 21 to our Consolidated Financial Statements, we provide pension benefits to substantially all of our employees. Most of our pension benefit plans are defined benefit plans that provide participants with benefits based on various factors including their compensation level, age, and years of service. In contrast, our defined contribution pension plans specify the nature and amount of contributions we will make to the plans, not the amount of benefits that will be paid to participants.

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

        At December 31, 2008, the present value of our defined pension benefit obligations exceeded the present value of plan assets on the Group level, which represents the "underfunded status" of our plans, by €4.9 billion. For the year ended December 31, 2008, total net pension benefit cost was €0.2 billion. We estimate that our total net pension benefit cost will increase by €0.1 billion in 2009.

        We determine our net pension benefit costs at the beginning of each calendar year based on various assumptions and data updates in actuarial models that measure pension benefit cost and plan assets and liabilities. Actual results usually differ from our assumptions due to changing economic and other factors, resulting in actuarial gains or losses. In accordance with IFRS, we accumulate these actuarial gains and losses, but do not immediately recognize them in our consolidated financial statements. Rather, we record the amortization of any such unrecognized cumulative actuarial gains and losses in our financial statements in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the current year if unrecognized gains and losses in the prior year exceeded ten percent of the greater of (1) the defined pension benefit obligation under the relevant plan or (2) the fair value of the plan assets. If either of these tests is satisfied, the amortization amount we recognize is equal to the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the relevant plan. Prior service costs resulting from retrospective plan amendments are immediately recognized in our consolidated statements of income if the underlying benefits are vested. If the benefits are not yet vested, prior service costs are instead amortized on a straight-line basis over the average remaining period until the benefits become vested.

        The two most critical assumptions affecting the calculations of net pension benefit cost and defined pension benefit obligations are the discount rates and expected rate of return on plan assets. We evaluate these critical assumptions at least annually on a plan- and country-specific basis. Other assumptions, such as retirement age, mortality rates, employee turnover rates, and compensation rates, are evaluated periodically and updated to reflect actual historical experience and future expectations.

  Discount rate

        For each year we calculate the present value of future cash outflows arising from our defined pension benefit plans using a discount rate. We determine the discount rates for our defined pension benefit plans as of December 31 (the measurement date) of the relevant year based on market yields of high-quality corporate bonds with terms and amounts of payments comparable to the terms and amounts of our projected pension payments. A lower discount rate increases the present value of defined benefit obligations and decreases net pension cost in subsequent years.

        In order to reflect increases in yields on European corporate bonds in 2008, we increased the discount rate for all significant German pension plans from a weighted average 5.4% as of December 31, 2007, to 5.9% as of December 31, 2008. For all significant non-German plans, we lowered the weighted-average discount rate from 5.3% as of December 31, 2007, to 5.0% as of December 31, 2008 in order to reflect lower yields on corporate bonds in the applicable jurisdictions.

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

        The actual and expected rates of return on German and significant non-German plan assets for 2008, 2007 and 2006, were as follows:

	Rates of Return — German Plans		Rates of Return — non-German Plans
	Actual	Expected	Actual	Expected
2008	(22.8)%	6.5%	(19.9)%	7.3%
2007	5.5%	7.5%	9.8%	8.5%
2006	9.5%	7.5%	15.6%	8.5%

        For 2009, the expected rates of return on plan assets are 6.5% for German plans and 7.3% for significant non-German plans.

  Sensitivity Analysis

        The following table shows the effect on the funded status of our pension benefit obligations of assumed changes in the actual rate of return on plan assets and the discount rate at December 31, 2008:

(€ in millions)
2008 actual return on plan assets +/- 5 percentage points	+/- 685
2008 discount rate +/- 25 basis points	+/- 445

        In addition to the estimated increase in our total net pension benefit cost of €0.1 billion in 2009, the following table shows the effect on our 2009 net pension benefit cost (before income tax benefits) of assumed changes in the discount rate and the expected long-term rate of return on plan assets:

(€ in millions)
2008 discount rate +/- 25 basis points	+/- 26
2008 expected long-term rate of return on plan assets +/- 50 basis points	+/- 48

        This sensitivity analysis indicates that changes in the factors described above can have a significant effect on the funded status of our pension benefit plans and on our future net profit (loss). For a discussion of our pension benefit plan funding obligations and their potential impact on our liquidity and capital resources, please refer to "Liquidity and Capital Resources - Benefit Plan Obligations and Costs" in "Item 5. Operating and Financial Review and Prospects."

Useful lives of property, plant and equipment

        We depreciate the cost of our long-lived assets using a systematic and rational allocation method over the period during which the long-lived assets are expected to provide benefits (useful life), taking into consideration any expected salvage value. Our total depreciation for property, plant and equipment from continuing operations in 2008 and 2007 was €2.2 billion and €2.0 billion, respectively.

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

        In addition, in order to improve the profitability of our businesses, we have made or initiated far-reaching changes over recent years regarding the strategy and organization of our Group. We also modified our investment policies and redesigned our strategies regarding procurement, development and production to streamline modules and platforms as well as development and production processes.

        These strategic decisions have changed the nature and use of our long-lived assets and may continue to do so in the future. For example, in light of these changes we reassessed and adjusted the useful lives of long-lived assets in 2007 in order to reflect the changing business environment. Due to this change in estimate, profit before income taxes in 2007 increased by €0.9 billion.

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

        We continuously assess our development projects to identify those projects which meet the conditions of an intangible asset and determine the amounts to be capitalized as intangible assets. This assessment is based on the nature and status of each product and estimated future cash flows to be generated from such project under development which require capitalization. If we cannot reliably demonstrate that a project will generate probable future economic benefits to us, which means the project does not meet our minimum return requirements, we do not capitalize the development costs for such project and expense the costs as incurred. We determine, at least annually, the recoverability of capitalized development costs for projects which have not been completed because the products to be developed are not yet available for sale. We amortize capitalized development costs for projects which have generated products that are already available for sale on a systematic basis over the expected product life cycle (2 to 10 years).

Impairment of Cash Generating Units and Equity Method Investments

        According to the requirements of IAS 36 and the fact that goodwill and capitalized development costs for projects which have not yet been completed, which require an annual impairment test, form part of almost all of our cash generating units, we test the carrying amounts of the assets of our cash generating units including its property, plant and equipment and intangible assets with a definite useful life at least once a year. In addition, we may be required to test the assets of a cash generating unit for impairment if there is an indication that the cash generating unit has been impaired.

        Whenever we test the respective cash generating unit for impairment we have to determine the recoverable amount. Impairment reviews are based on our most current projections of future cash flows as of that date that are also used to manage and control our businesses. The most significant judgments in determining recoverable amounts are the assumptions and estimates used to determine cash inflows and outflows (for example, retail prices, sales volume and production costs) generated by the respective cash generating unit, the number of years on which the cash flow projections are based, the terminal value and the discount rate used to calculate the present value of the recoverable amounts.

        With respect to our equity method investments, we evaluate the recoverable amounts of these investments when there is objective evidence that our investments are impaired. Examples of such objective evidence that an investment may be impaired include, but are not necessarily limited to, significant financial difficulty or a significant and prolonged decline of the quoted price of publicly traded securities of an investee.

        When objective evidence of a potential impairment is present, we evaluate the recoverable amount of the equity method investment by comparing the carrying amount of the investment to the higher of the estimated fair value or value in use. We believe that the determination of the recoverable amount of our significant equity method investments is a critical accounting estimate because the determination involves significant judgment regarding the future business prospects of these investments. We record an impairment charge on an equity method investment if the recoverable amount is below the carrying amount of the investment. At December 31, 2008, our investments accounted for using the equity method amounted to €4.3 billion (December 31, 2007: €5.0 billion). Based on the carrying amount, the most significant investments we recorded at December 31, 2008, relate to our investments in EADS (€2.9 billion) and Tognum (€0.7 billion). Since the carrying amounts of our intangible assets and other assets within our cash generating units subject to the same testing as those intangible assets and equity method investments are significant, an impairment charge could in either case be material to our operating results in the year the impairment charge is recorded.

        With respect to our accounting policies regarding the measurement of equipment under operating lease and sales financing and finance lease receivables, please refer to the respective accounting policies above.

OUTLOOK

        In light of the dramatic changes in global economic conditions and the uncertainty regarding the future development of the global economy and automotive markets, we expect significant further decline in worldwide demand for passenger cars and commercial vehicles which we expect to result in a further decline in Group revenue and a significant adverse effect on EBIT.

OPERATING RESULTS

        We report the following four segments: (1) Mercedes-Benz Cars, (2) Daimler Trucks, (3) Daimler Financial Services and (4) Vans, Buses, Other. Vans, Buses, Other also includes our reportable Mercedes-Benz Vans segment.

Information about EBIT

        We measure the performance of our operating segments through a measure of segment profit (loss) which we refer to as "EBIT" in our management and reporting system.

        EBIT comprises gross profit; selling and general administrative expenses; research and non-capitalized development costs; other operating income, net; our share of profit (loss) from companies accounted for using the equity method, net; and other financial expense, net. The segment information presented below does not include amounts relating to discontinued operations and prior period figures of reported segments reflect the activities of continuing businesses only.

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

        The following table presents revenue and EBIT for each of our four segments during the last three fiscal years.

	Year Ended December 31, (€ in millions)
	2008		2007		2006
	Revenue	EBIT[1]	Revenue	EBIT[1]	Revenue	EBIT[1]
Mercedes-Benz Cars	47,772	2,117	52,430	4,753	51,410	1,783
Daimler Trucks	28,572	1,607	28,466	2,121	31,789	1,851
Daimler Financial Services	9,282	677	8,711	630	8,106	807
Vans, Buses, Other	14,970	(1,239)	14,123	1,956	13,151	1,327
thereof Mercedes-Benz Vans	9,479	818	9,341	571	8,277	113
Reconciliation	(4,723)	(432)	(4,331)	(750)	(5,234)	(776)

Total	95,873	2,730	99,399	8,710	99,222	4,992

    1
    EBIT includes expenses from compounding of provisions (2008: €429 million; 2007: €444 million; 2006: €418 million).

        The segment discussions on pages 45 to 47 describe in more detail the specific market factors which affected segment EBIT.

        We computed the percentages in the following discussion using exact euro amounts and numbers. Some of those percentages may, therefore, not reflect the ratio between the rounded amounts presented below.

2008 Compared With 2007

Daimler Group

  Revenue

        Group revenue in 2008 was €95.9 billion, 3.5% lower than in the prior year (2007: €99.4 billion). Further details on the development of revenue for each segment is provided under the segment discussions below.

  Cost of sales

        Cost of sales was €74.3 billion in 2008 compared to €75.4 billion in 2007, a 1.4% decrease. The decrease in cost of sales, which was less than the decrease in revenue, is mainly the result of lower sales of passenger cars, lower expenses due to efficiency gains and currency translation effects. The gross margin decreased from 24.1% in 2007 to 22.5% in 2008.

  Selling expenses

        Selling expenses increased from €9.0 billion in 2007 to €9.2 billion in 2008. As a percentage of revenue, selling expenses represented 9.6% in 2008 compared to 9.0% in 2007. The increase is partially a reflection of impairments recognized on trade receivables and expenses relating to the measures initiated in 2008 to optimize and strengthen the business operations of Daimler Trucks North America (€0.1 billion).

  General administrative expenses

        General administrative expenses increased 2.5% to €4.1 billion (2007: €4.0 billion). This increase was primarily due to expenses relating to the measures initiated in 2008 to optimize and strengthen the business operations of Daimler Trucks North America (€0.1 billion). Higher expenses for consulting and IT services were compensated by cost savings achieved through ongoing efficiency programs. As a percentage of revenue, general administrative expenses were 4.3%, an increase of 0.3%, mainly due to lower revenue in 2008.

  Research and non-capitalized development costs

        Research and non-capitalized development expenses amounted to €3.1 billion in 2008 (2007: €3.2 billion), or 3.2% as a percentage of revenue in 2008 and 2007. The Group's total research and development spending, however, including both capitalized and expensed items, increased considerably over last year (2008: €4.4 billion; 2007: €4.1 billion).

  Other operating income, net

        Other operating income, net, increased to €0.8 billion (2007: €27 million), of which €0.4 billion relate to gains realized in 2008 on the sale of our real estate properties at Potsdamer Platz. In addition, we had lower expenses in connection with legal proceedings in 2008. In 2007, other operating income, net, included a gain of €0.1 billion from the sale of real estate. You can find further details about the composition of operating income, net, in Note 5 to our Consolidated Financial Statements.

  Share of profit (loss) from companies accounted for using the equity method, net

        In 2008, our share of profit (loss) from companies accounted for using the equity method was a net loss of €1.0 billion (2007: a net profit of €1.1 billion). The main reason for the sharp decline was our proportionate share in the net loss of Chrysler (2008: a net loss of €1.4 billion; 2007: a net loss of €0.4 billion). The decrease was also partially due to the fact that 2007 included significantly higher gains in connection with the transfer of portions of our equity interest in EADS (2008: €0.1 billion; 2007: €1.5 billion). Our proportionate share in the net profit of EADS improved to €0.2 billion in 2008 (2007: €13 million).

  Other financial income (expense), net

        Other financial expense, net, increased from €0.2 billion in 2007 to €2.2 billion in 2008. A €1.7 billion portion of this increase reflects the impairment of loans and other Chrysler-related assets. In addition, the prior-year result included a gain of €0.1 billion from the mark-to-market valuation of derivative transactions entered into in connection with the transfer of portions of our equity interest in EADS.

  Interest income (expense), net

        In 2008, we had interest income, net, of €0.1 billion (2007: €0.5 billion). The decline of the net interest result is due to higher interest expense and lower interest income caused by our lower average liquidity in the year 2008. Other factors with a negative effect in 2008 were lower expected returns on pension plan assets and higher expenses from the compounding of our pension obligations.

  Profit before income taxes

        Profit before income taxes in 2008 amounted to €2.8 billion compared to €9.2 billion in 2007.

  Income tax expense

        Income tax expense was €1.1 billion in 2008 compared to €4.3 billion in 2007. We computed income tax expense in 2008 based on pre-tax income of €2.8 billion and in 2007 based on pre-tax income of €9.2 billion. The effective tax rate was 39% in 2008 and 47.1% in 2007. In general, the effective tax rate reflects the composition of our earnings.

        The effective tax rate in 2008 was approximately 9% higher than the expected tax rate. This is partially the result of impairments recognized on deferred tax assets at non-German subsidiaries. In addition, pretax income in 2008 includes losses related to our investments in Chrysler, not all of which were tax deductible. In the prior year, the high effective tax rate (47.1%) and high income tax expense reflect a €2.2 billion impairment of deferred tax assets mostly held by Chrysler entities in prior years which have been allocated to the Daimler Group following the transfer of a majority interest in the Chrysler activities. We recognized an impairment of these deferred tax assets when we determined that the parameters for realizing future tax benefits associated with those tax assets had changed as a result of the transfer of the Chrysler activities. For further information on income taxes, please refer to Note 8 to our Consolidated Financial Statements.

  Net profit from continuing operations

        Net profit from continuing operations amounted to €1.7 billion (2007: €4.9 billion). The decrease is primarily a reflection of lower EBIT of €2.7 billion (2007: €8.7 billion) and lower income tax expense.

  Net loss from discontinued operations

        In 2008, we recorded a net loss of €0.3 billion from discontinued operations (2007: loss of €0.9 billion). The loss in 2008 is primarily related to the reimbursement of costs to our Chinese joint venture, Beijing Benz-DaimlerChrysler Automotive, which were incurred as a result of the transfer of a majority interest in the Chrysler activities in 2007. For further information, please see Note 2 to our Consolidated Financial Statements. The prior year loss of €0.9 billion includes the operating result, net interest result and income taxes of the Chrysler activities until August 3, 2007, as well as the loss from the deconsolidation of the Chrysler activities (€0.8 billion).

  Net profit

        Net profit in 2008 was €1.4 billion compared to €4.0 billion in 2007. These amounts include net profit attributable to the shareholders of Daimler AG (excluding minority interests) of €1.3 billion in 2008 and €4.0 billion in 2007, respectively. Basic and diluted earnings per share in 2008, for profit attributable to shareholders of Daimler AG, amounted to €1.41 and €1.40, respectively, compared to basic and diluted earnings per share of €3.83 and €3.80, respectively, in 2007.

  Group EBIT

        In 2008, we recorded EBIT of €2.7 billion, a decrease of 69% compared to 2007 (€8.7 billion).

        The decrease in Group EBIT was mainly the result of losses and impairment charges totaling €3.2 billion related to our investments in Chrysler and weaker operating results of Mercedes-Benz Cars and, to a lesser extent, Daimler Trucks. The decrease in EBIT was also partially due to the fact that 2007 EBIT included significantly higher gains in connection with the transfer of portions of our equity interest in EADS (2008: €0.1 billion; 2007: €1.6 billion). Daimler Financial Services, the Mercedes-Benz Vans segment and the Daimler Buses unit all achieved higher operating results than in the prior year.

        The reconciliation from total segment EBIT to Group EBIT includes corporate expenses of €0.4 billion, compared to €0.8 billion in the prior year, and eliminations of transactions within the Group (2008: income of €10 million; 2007: income of €35 million). Corporate expenses in both years mainly related to expenses arising from workforce reductions in the Group's administrative functions (New Management Model) and expenses incurred in connection with legal proceedings that were not attributable to the segments.

        The table on page 42 shows the business segment contributions to Group EBIT. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

Segment Discussions

  Mercedes-Benz Cars

        Revenue of the Mercedes-Benz Cars segment decreased 9% from €52.4 billion in 2007 to €47.8 billion in 2008, while total unit sales went down 2% from 1,293,184 units to 1,273,013 units in 2008. The decrease in revenue primarily reflects weaker unit sales in all classes except the C-Class and the smart which, after the overall drop-off in demand that began in the third quarter of 2008, could no longer compensate for the sales declines in the other classes. The disproportionate development of revenue and unit sales was in part the result of a shift towards smaller vehicles in most markets. Currency effects and, to a lesser degree, increased price competition also contributed to the decline in revenue. Unit sales of the E-Class declined 25%, in part because this model is approaching the end of its life cycle. Sales of the S-Class (including Maybach) were 13% lower than the 2007 level, sales of the ML-/R-/G-/GL-/GLK- Class declined 10% in 2008 compared to 2007, and sales of the A-/B- Class went down 9%. Strong sales performance of the C-Class sedan and station wagon launched in 2007 resulted in a 16% increase in C-Class unit sales. Unit sales of smart at 138,957 were 35% higher in 2008 than in 2007 (103,068), in part due to the introduction of the new smart fortwo in the U.S. market.

        In Germany, 2008 revenue of Mercedes-Benz Cars was 9% lower than in 2007, while unit sales declined 3%. With revenue of €12.3 billion, Germany continues to be the most important market for this segment, representing 26% of the segment's worldwide revenue and unit sales. In the other Western European countries, revenue of Mercedes-Benz Cars decreased 13% from €15.5 billion in 2007 to €13.4 billion in 2008. Overall unit sales in these countries were down 8%.

        In the United States, unit sales in 2008 were virtually the same as in 2007, however, revenue declined 19% from €10.6 billion in 2007 to €8.6 billion in 2008. Revenue in Japan fell 28% to €1.3 billion in 2008, mainly due to lower unit sales, while revenue in Asia (excluding Japan) went up 33% compared to the previous year, reaching €6.3 billion. The revenue increase in Asia (excluding Japan) developed largely in line with unit sales, which were 39% higher in 2008 than in 2007.

        In 2008, Mercedes-Benz Cars recorded EBIT of €2.1 billion, compared to EBIT of €4.8 billion in 2007. The segment's return on sales (calculated as EBIT divided by revenue) was 4.4% (2007: 9.1%). Earnings in the first six months of 2008 showed a positive development, also reflecting higher unit sales in emerging markets. The overall drop off in demand in the NAFTA region and major European markets beginning in the third quarter of 2008 had a significant negative effect on EBIT. The significant weakening of the world economy in the second half of 2008 also forced us to reassess the residual values of leased vehicles which resulted in impairment charges of €465 million. In the second half of the year, we also experienced increased price competition and a less favorable model mix. Additional factors that burdened the year-to-year development of EBIT were currency effects and increased raw material prices. These negative effects were only partially offset by further efficiency improvements. For a description of the risk sharing arrangement between Daimler Financial Services and our vehicle segments, please refer to "Critical Accounting Policies — Recovery of Carrying Amount of Equipment on Operating Leases."

        An amendment of a defined benefit plan resulted in past service income (before income taxes) of €84 million in 2008.

  Daimler Trucks

        Revenue of our Daimler Trucks segment in 2008 was virtually unchanged at €28.6 billion (2007: €28.5 billion). Unit sales developed in line with revenue, showing a slight increase of 1% from 467,667 units in 2007 to 472,074 units in 2008. Higher unit sales in Brazil, the Middle East and Indonesia largely compensated for lower unit sales in the NAFTA region (mainly the United States and Canada) and Japan.

        In the NAFTA region, Daimler Trucks revenue went down 12% from €7.6 billion in 2007 to €6.7 billion in 2008. Total unit sales in that region declined 15% from 114,049 units to 97,313 units. This development mainly reflects a general decline in demand in the United States due to deteriorating market conditions. Unit sales in the

United States represent 17% of our total 2008 truck sales. The disproportionate development of revenue and unit sales in the NAFTA region was primarily the result of a favorable shift in model mix.

        In Germany, revenue of Daimler Trucks increased 1% from €5.6 billion to €5.7 billion. Unit sales went up at the same rate from 41,006 units in 2007 to 41,597 units in 2008. Revenue in Western Europe (excluding Germany) decreased 3% from €4.1 billion in 2007 to €4.0 billion in 2008. Unit sales in that region were also down 3%, from 46,659 units in 2007 to 45,145 units in 2008. Unit sales in Germany represented 9%, and the remaining Western European market 10%, of our total 2008 Daimler Trucks vehicle sales.

        Sales in Asia (including Australia and the Middle East) increased 8% from 153,162 units in 2007 to 164,765 vehicles in 2008, while revenue was up 14% at €6.1 billion in 2008 (2007: €5.4 billion). Higher unit sales in Indonesia and, to a lesser extent, the Middle East more than offset a significant decrease in unit sales in Japan. Revenue in Asia increased at a higher rate than unit sales, mainly due to currency translation effects. Unit sales in Asia represented 35% of total 2008 Daimler Trucks sales.

        Unit sales in Japan, which consisted primarily of sales by MFTBC, declined 22% from 53,992 units in 2007 to 42,035 units in 2008, while revenue decreased 3% from €3.2 billion to €3.1 billion. The declines in unit sales and revenue generally reflect the weakening economy in Japan. The appreciation of the Japanese yen against the euro primarily contributed to the disproportionate development of unit sales and revenue.

        In Latin America, sales increased 11% from 53,017 units in 2007 to 58,951 units in 2008. Revenue in that region increased 25% to €3.0 billion in 2008. The increase in unit sales and revenue resulted from strong demand, particularly in Brazil. Rising inflation and the resulting price increases in Brazil were primarily responsible for the disproportionate increase in revenue.

        In 2008, our Daimler Trucks segment achieved EBIT of €1.6 billion (2007: €2.1 billion). The segment's return on sales was 5.6%, compared with 7.5% in the prior year. The decline in EBIT was mainly the result of lower unit sales in the NAFTA region and, to a smaller degree, Japan due to the ongoing difficult economic situation in those markets. In addition, higher raw material prices and currency effects negatively affected EBIT in 2008. The measures initiated in 2008 to optimize and strengthen the business operations of Daimler Trucks North America resulted in expenses of €0.2 billion. We expect to incur further expenses in connection with these measures in 2009 and 2010. Higher truck sales in Brazil and Asia, improved product positioning and efficiency improvements positively affected EBIT.

        EBIT in 2007 included a gain on the sale of real estate properties in Japan (€0.1 billion) and adjustments to pension and healthcare plans (€0.1 billion).

  Daimler Financial Services

        Revenue of our Daimler Financial Services segment increased from €8.7 billion in 2007 to €9.3 billion in 2008, a 7% improvement. This increase was primarily the result of a larger portfolio of leasing and finance contracts in 2008, partially offset by currency translation effects.

        Activities of our Daimler Financial Services segment in the NAFTA region contributed €3.6 billion, or 39%, of total segment revenue in 2008, which is below last year's level of 41%. Revenue generated in Germany was €2.7 billion, or 29%, of total revenue compared to €2.5 billion, or 29%, of total revenue in 2007. Revenue derived from financial services activities in Western Europe (excluding Germany) amounted to €1.9 billion, or 20%, of total revenue compared to €1.8 billion, or 21%, in 2007.

        In 2008, the Daimler Financial Services segment originated new leasing and finance contracts with a total value of €29.5 billion compared to €27.6 billion in 2007, a 7% increase. At December 31, 2008, our Daimler Financial Services segment managed a portfolio of leasing and finance contracts of €63.4 billion, a 7% increase over the comparable portfolio of €59.1 billion managed at December 31, 2007. Excluding currency translation effects, the portfolio value in 2008 was 9% higher than in the prior year.

        EBIT of Daimler Financial Services was €0.7 billion, compared to €0.6 billion in 2007. The increase in EBIT was primarily the result of the larger portfolio of leasing and finance contracts, partially offset by a significant increase in cost of risk (mainly credit risk), especially in the last quarter of 2008.

  Vans, Buses, Other

        The revenue we report in Vans, Buses, Other originates primarily from Mercedes-Benz Vans and Daimler Buses. Revenue in 2008 was €15.0 billion compared to €14.1 billion in 2007.

        Worldwide unit sales of Mercedes-Benz Vans decreased 1% from 289,073 units in 2007 to 287,198 units in 2008, while revenue went up 1% from €9.3 billion to €9.5 billion. Revenue in each of 2008 and 2007 includes €0.9 billion from the production of a van for Volkswagen, the sales of which are not included in the unit sales of Mercedes-Benz Vans.

        Daimler Buses recorded an 11% improvement in revenue from €4.4 billion in 2007 to €4.8 billion in 2008. Worldwide unit sales went up 4% from 39,049 units in 2007 to 40,591 units in 2008. The disproportionate development of revenue and unit sales was primarily the result of increased sales of high-end buses and coaches in Europe.

        EBIT of Vans, Buses, Other was €(1.2) billion in 2008 (2007: €2.0 billion). The main reason for the sharp decline in operating results was our proportionate share in the losses at Chrysler and related charges which we recognized in 2008 and describe in more detail below (a total of €3.2 billion). In addition, EBIT in 2008 included a gain of €0.4 billion from the sale of the Group's real estate properties at Potsdamer Platz and a gain of €0.1 billion from the sale of EADS shares, while EBIT in 2007 included a gain of €1.6 billion related to the transfer of portions of our equity interest in EADS.

        The Mercedes-Benz Vans segment and the Daimler Buses unit were both able to improve their operating results as a result of strong revenue over the year as a whole, although market conditions deteriorated towards the end of the year. Mercedes-Benz Vans had EBIT of €818 million in 2008 compared to €571 million in 2007 and returns on sales of 8.6% and 6.1%, respectively. Daimler Buses had EBIT of €406 million in 2008 and €308 million in 2007 and returns on sales of 8.4% and 7.1%, respectively.

        Our 19.9% share in Chrysler's net loss reduced EBIT by €1.4 billion in 2008. In 2007, our proportionate share in the results of Chrysler Holding LLC was a loss of €0.4 billion.

        We also recorded charges of €1.8 billion as a result of the impairment of loans and other assets relating to Chrysler. For additional information regarding our investment in Chrysler, please refer to Note 2 to our Consolidated Financial Statements.

        Our proportionate share in EADS's net results had a positive effect on EBIT of €0.2 billion (2007: €13 million). The year-to-year increase in EADS's results was primarily due to the fact that EADS's 2007 results were burdened with higher expenses in connection with the Power8 restructuring program and delivery delays for the Airbus A400M.

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

        The table on page 42 shows the business segment contributions to Group EBIT. The segment discussions below describe in more detail the specific factors which affected the operating results of each segment.

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

        Compared to the historic low level in 2006, the increased credit risk resulting from the economic slowdown in the United States also had a negative impact on the operating results of this segment.

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

LIQUIDITY AND CAPITAL RESOURCES

        In 2008, our liquidity and, in particular, our cash flow from operations was negatively affected by the economic downturn, especially in the fourth quarter. Despite the difficult market conditions, we expect the funds available from operations, external borrowings, and securitization transactions and other sources to be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and are appropriate to address short-term changes in business conditions. If the negative trend in the financial markets continues or worsens, however, we could be faced with ongoing high borrowing costs and reduced funding flexibility. In particular, this could negatively affect the competitiveness and profitability of our financial services business or even result in a limitation of the financial services we offer, thereby negatively affecting our vehicle sales.

        In 2008 our main sources of cash were operations and external borrowings from financial institutions and from the money and capital markets. In 2007 and 2006, we also used the sale of finance receivables in securitization transactions as a further funding source. In addition, in 2007 we had a significant cash inflow in connection with the transfer of a majority interest in the Chrysler activities to Cerberus (net cash inflow of €22.6 billion). For further information, please refer to the discussion below under the heading "Analysis of Cash Flow Statement" and to Note 2 to our Consolidated Financial Statements.

        We used the funds raised to finance our lease and sales financing business and to meet the working capital and capital expenditure requirements of our industrial businesses. We typically finance our lease and sales financing activities with a high proportion of debt. In 2007 and in the first half of 2008, we used the additional cash inflow received in connection with the transfer of a majority interest in the Chrysler activities primarily to repay indebtedness, to refinance our cash needs and to repurchase some of our ordinary shares.

        In the ordinary course of our business we issue bonds and commercial paper, execute securitization transactions or borrow money from financial institutions in various currencies to cover our funding needs. The tightening of the credit and commercial paper markets led to significantly higher borrowing costs, in particular with respect to large amounts.

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

        The following table shows our liquid financial assets as of the end of each of the last three years:

	December 31,
	2008	2007	2006
	(€ in billions)
Cash and cash equivalents with an original maturity of three months or less	6.9	15.6	8.4
Securities and other liquid assets	1.1	1.5	6.0

Liquidity	8.0	17.1	14.4

        The decrease in overall liquidity was primarily caused by a significant decline in cash and cash equivalents. For a description of the factors contributing to this decrease, please refer to the discussion of the year-to-year development of our cash flows presented below. Total liquidity in 2007 was significantly higher due to payments received in the context of the transfer of a majority interest in the Chrysler activities.

        We hold our liquidity primarily in euros and U.S. dollars. As of December 31, 2008, euro denominated liquid assets represented 36% and U.S. dollar denominated liquid assets represented 46% of total liquid financial assets. Liquid financial assets as a whole were 6.1% of total assets compared to 12.6% at the end of 2007.

        As a result of our global funding and investment policies, we are exposed to risks associated with fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our businesses, operations and reported financial results and cash flows. We hedge these risks with derivative financial instruments, primarily interest rate swaps and cross currency interest rate swaps. For information about our market risk exposure, including risks associated with currency exchange rates and interest rates, and our related hedging activities, please refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and to Note 30 to our Consolidated Financial Statements.

Analysis of Cash Flow Statement

December 31,
	2008	2007		2006
(€ in billions)
Net cash provided by operating activities thereof from discontinued operations	3,205 —	13,088 3,064		14,337 6,083
Net cash provided by (used for) investing activities thereof from discontinued operations	(8,803 —)	20,537 (2,875)		(15,857 (7,245	) )
Net cash provided by (used for) financing activities thereof from discontinued operations	(2,915 —)	(25,204 (2,655	) )	2,396 (1,488)

        Our cash flow statement includes the Chrysler activities only from January 1 through August 3, 2007 and for the entire year 2006. Accordingly, the discussion below reflects cash flow effects arising from the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region during those periods.

  2008 compared to 2007

        Cash provided by operating activities in 2008 was €3.2 billion, €9.9 billion below the 2007 level of €13.1 billion. The following factors primarily contributed to this decrease:

  •
  lower earnings before interest and taxes in 2008, especially at our Mercedes-Benz Cars segment;

  •
  an increase of €3.9 billion in inventories and the balance of trade receivables and trade liabilities compared to a increase of €1.3 billion in 2007; and

  •
  a higher period-to-period increase of inventory-related receivables from financial services in 2008 compared to 2007.

        The negative factors described above were partially offset by:

  •
  lower contributions to our pension and other post-retirement benefit funds (€0.1 billion in 2008 compared to €0.7 billion in 2007);

  •
  lower income taxes paid in 2008 (€0.9 billion) compared to 2007 (€1.0 billion);

  •
  a €0.7 billion decrease in net interest payments in the industrial business, primarily reflecting higher payments in 2007 due to the early redemption of long-term debt.

        Cash provided by operating activities in 2007 included €3.1 billion attributable to discontinued operations, primarily the Chrysler Financial Services business through August 3, 2007.

        Cash used for investing activities was €8.8 billion in 2008 compared to cash provided by investing activities of €20.5 billion in 2007. This change is mostly due to:

  •
  net cash inflows in 2007 of €22.6 billion attributable to the transfer of the Chrysler activities. In addition to the payment received from Cerberus for its investment in Chrysler Holding LLC (€0.9 billion), cash inflows in 2007 include proceeds from the repayment of inter-company receivables related to the refinancing of the Chrysler activities (€24.7 billion), which were partially offset by the reduction in cash and cash equivalents due to the deconsolidation of such activities (€3.0 billion);

  •
  lower net cash inflows from the acquisition and sale of securities (2008: €0.2 billion; 2007: €4.6 billion);

  •
  lower proceeds from the transfer of EADS shares, which in 2008 were €0.4 billion compared to €3.6 billion in the prior year;

  •
  the drawdown by a subsidiary of Chrysler Holding LLC in 2008 of US$1.5 billion (€1.0 billion) of second lien loans committed by Daimler in 2007 in connection with the transfer of a majority interest in the Chrysler activities; and

  •
  cash outflows in 2008 for the acquisition of shares in Tognum (€0.7 billion) and Kamaz (€0.2 billion).

        The factors described above were partially offset by:

  •
  decreased net funding requirements for equipment on operating leases and receivables from our retail and wholesale activities (€4.0 billion in 2008 compared to €6.0 billion in 2007), primarily due to the fact that investing activities of the Chrysler businesses were not included in 2008 but through August 3, 2007;

  •
  lower expenditures for property, plant and equipment, solely attributable to the inclusion in 2007 of the Chrysler activities; and

  •
  the inclusion of proceeds from the sale of real-estate properties at Potsdamer Platz in 2008 (€1.3 billion), while cash provided by investing activities in 2007 included proceeds from the sale of properties at Mitsubishi Fuso Truck and Bus Company (€1.0 billion).

        Cash provided by investing activities in 2007 included €2.9 billion attributable to discontinued operations.

        Cash used for financing activities was €2.9 billion in 2008, compared to cash used for financing activities of €25.2 billion in 2007. This development was due to increased borrowings as a result of lower cash provided by operating activities and less cash provided by investing activities. These factors were partially offset by increased cash outflows in connection with our share buyback programs (2008: €4.2 billion; 2007: €3.5 billion) and the fact that 2007 included cash inflows in connection with the exercise of stock options (€1.6 billion).

        Cash used for financing activities in the year 2007 included €2.7 billion of cash provided by financing activities attributable to discontinued operations.

        Cash and cash equivalents with an original maturity of three months or less decreased by €8.7 billion from €15.6 billion in 2007 compared to €6.9 billion in 2008.

        Total liquidity, which includes cash and cash equivalents and long-term investments and securities, decreased from €17.1 billion in 2007 to €8.0 billion in 2008. Total liquidity in 2007 was significantly higher due to payments received in the context of the transfer of a majority interest in the Chrysler activities.

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

        The negative factors described above were partially offset by:

  •
  lower contributions to our pension and other post-retirement benefit funds (€0.7 billion in 2007 compared to €1.2 billion in 2006);

  •
  severance payments related to the headcount reductions at Mercedes-Benz Cars were €0.2 billion in 2007 compared to €0.8 billion in 2006;

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

  •
  a net cash inflow from the acquisition and sale of securities in the year 2007 of €4.6 billion compared to a net cash outflow in 2006 of €1.4 billion;

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

        Cash used for financing activities was €25.2 billion in 2007, compared to cash provided by financing activities of €2.4 billion in 2006. This development was primarily due to increased repayments of financing liabilities and decreased borrowings. The changes were mostly the result of the payments received in the context of the transfer of the Chrysler activities and lower funding requirements from our investing activities. In addition, cash outflows in connection with the share buyback program (€3.5 billion) were only partially offset by cash inflows from capital increases as a consequence of the exercise of stock options (€1.6 billion).

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

        Total liquidity, which includes cash and cash equivalents and long-term investments and securities, increased from €14.4 billion in 2006 to €17.1 billion in 2007.

Principal Sources of Funding

  Funding Policies

        Our policy is to maintain a high degree of flexibility in our funding activities by using a broad variety of financial instruments. Depending on our cash needs and market conditions, we issue bonds and commercial paper or, depending on market availability, execute securitization transactions in various currencies. In addition, we use credit facilities in our day-to-day financial management.

        In accordance with the guidelines established by the Bank for International Settlements, we separate our corporate treasury function organizationally, physically and in its technical systems from the administrative functions of settlement, financial accounting and controlling.

  Financing Liabilities

        The following table presents the carrying values of our primary financing instruments, which are notes and bonds, commercial paper, borrowings from financial institutions, and deposits from our direct banking business which we conduct through the Mercedes-Benz Bank in Germany, as of December 31, 2008 and 2007:

	December 31,
	2008	2007
	(€ in billions)
Notes and bonds	34.1	35.7
Commercial paper	2.3	0.1
Liabilities to financial institutions	14.6	12.6
Deposits from direct banking business	6.0	4.1

        As of December 31, 2008, the breakdown by currency of the financing liabilities presented in the table above was as follows: 43% in U.S. dollars, 30% in euros, 6% in Japanese yen, 3% in Canadian dollars and 3% in British pounds. In most cases, our subsidiaries borrow money in their functional currency. As of December 31, 2008, the aggregate borrowing rate of the financing liabilities presented in the table above was 5.27%, and approximately 68% of these financing liabilities were at fixed rates.

        In both 2008 and 2007, we sold receivables in asset-backed security (ABS) transactions, which under IFRS are accounted for as secured borrowings. As of December 31, 2008 and December 31, 2007, these transactions resulted in financing liabilities of €0.7 billion and €1.4 billion, respectively, which liabilities are not included in the above table.

        Our total financing liabilities, which include liabilities from ABS transactions and finance lease transactions, amounted to €58.6 billion at December 31, 2008 compared to €55.0 billion at December 31, 2007. Of our total financing liabilities at December 31, 2008 €27.4 billion were due within one year. Our total financing liabilities represented 44% of total equity and liabilities in 2008 and 41% in 2007.

        We typically finance our lease and sales financing activities with a high proportion of debt. As of December 31, 2008, the total carrying amount of equipment on operating leases and receivables from our financial services business amounted to €61.1 billion, compared to €58.9 billion at the end of 2007.

        In the Euro-Market we have a US$35 billion Euro-Medium Term Note Program, permitting Daimler AG and several of its subsidiaries to issue notes and bonds. Of this program, US$8.3 billion remained unused as of February 13, 2009.

        In Japan, Daimler AG has a JPY500 billion debt securities Shelf Registration Statement on file with the Ministry of Finance, of which JPY456.5 billion remained unused as of February 13, 2009.

        In South Africa we established a ZAR18 billion Medium Term Note Program, permitting Mercedes-Benz South Africa (Proprietary) Limited to issue notes. Of this program, ZAR10.4 billion remained unused as of February 13, 2009.

        The weighted average interest rate payable under notes and bonds we held as of December 31, 2008, was 5.18%. The weighted average interest rate payable under the deposits from the direct banking business as of December 31, 2008, was 4.57%.

  Credit Lines

        At December 31, 2008 and December 31, 2007, we had short- and long-term credit lines available of €22.7 billion and €16.6 billion, respectively, of which €8.5 billion and €5.1 billion, respectively, were unused as of such dates. The weighted average interest rate payable under the lines of credit available to us as of December 31, 2008, was 5.72%. These credit lines include a syndicated US$5 billion credit facility of Daimler AG. This facility will mature in December 2011. In order to bolster our Group liquidity we entered into a new €3 billion

364-day-credit-facility with a syndicate of international banks in October 2008. These facilities serve as a back-up for commercial paper drawings and provide funds for general corporate purposes. At the end of 2008, both facilities remained unused.

        Included in the borrowings from financial institutions are loans of approximately €0.1 billion from the European Investment Bank (EIB) which contain a rating trigger. If any two of the rating agencies Standard & Poor's Rating Services, Moody's Investor Service and Fitch Ratings assign a BBB/Baa2 rating to our senior unsecured long-term debt, or any one of these three rating agencies assigns a rating lower than BBB/Baa2 to our senior unsecured long-term debt, then EIB has the right to demand collateralization after consulting with us. For information about our current short-term and long-term debt ratings, see the discussion below under the heading "Credit Ratings."

  Commercial Paper Programs

        We have a €10 billion multi-currency commercial paper program in the Euro-Market of which €8.4 billion was unused as of February 13, 2009. In addition, we have US$3 billion and AUS$1 billion commercial paper programs of which US$3 billion and AUS$0.98 billion, respectively, remained unused as of February 13, 2009.

        The weighted average interest rate payable under commercial paper we had outstanding as of December 31, 2008, was 5.63%.

        For additional information regarding our liquidity, please refer to the discussion under the subheading "Liquidity Risk" in Note 30 to our Consolidated Financial Statements.

  Credit Ratings

        Standard & Poor's Rating Services (S&P), Moody's Investors Service, Inc. (Moody's), Fitch Ratings Ltd. (Fitch) and DBRS rate our commercial paper (short-term) and our senior unsecured long-term debt (long-term). Our current ratings are as follows:

	S&P	Moody's	Fitch	DBRS
Short-term debt	A-2	P-2	F2	R-1(low)
Long-term debt	A-	A3	BBB+	A (low)

        Debt ratings are an assessment by the rating agencies of the credit risk associated with us and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

        S&P Ratings.    On February 14, 2008, S&P placed its BBB+ long-term corporate credit ratings on Daimler AG and related entities on credit watch with positive implications following strong operating performance. On April 14, 2008, our long-term rating was raised to A- with a positive outlook. The upgrade followed S&P's reassessment of Daimler's business and financial risk profiles and the strong operating performance and progress it has made since the separation of its Chrysler unit in August 2007. In view of the rapidly weakening state of most global automotive markets, S&P revised its outlook on October 8, 2008, from positive to stable.

        Moody's Ratings.    On October 15, 2008, Moody's affirmed the A3 long-term rating of Daimler AG and its subsidiaries and changed the outlook to stable, which had been positive since October 1, 2007. The outlook change reflected the increasingly worsening global car and truck markets and Moody's expectation of negative impacts on the operating performance of the company. On February 18, 2009, Moody's Investors Service changed the outlook of Daimler's A3 long term ratings to negative from stable. According to Moody's the negative outlook reflects the more severe decline of Daimler's key markets then previously anticipated by magnitude as well as by pace.

        Fitch Ratings.    On June 13, 2008, Fitch changed the outlook for Daimler AG's A- long-term issuer default rating to positive from stable reflecting the improvements in Daimler's financial profile in 2007 and in the first quarter of 2008. On November 20, 2008, Fitch changed the outlook for Daimler AG's long-term issuer default rating back to stable as the rating agency expected new car and truck sales to continue to fall, which according to Fitch would put pressure on Daimler's profitability and cash generation. As a result of a reassessment of the business prospects of the automotive industry in general, and, as a result, the profit and cash flow expectations for Daimler, Fitch lowered Daimler AG's long-term rating to BBB+ with a stable outlook on January 29, 2009.

        DBRS.    DBRS confirmed the long-term ratings of Daimler AG and its related companies at A (low), all with a stable trend on September 10, 2008, reflecting the company's strong business and financial profiles.

        The short-term ratings of all four rating agencies remained unchanged during 2008.

  Convertible bonds and notes with attached warrants

        We may issue ordinary shares or bonds convertible into ordinary shares as another potential source of funding. For further information about the ability of our board of management, with the approval of our supervisory board, to issue new ordinary shares for cash and to issue convertible bonds and/or notes with attached warrants, please refer to Note 19 to our Consolidated Financial Statements.

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2008:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(€ in millions)
Long-Term Debt	42,612	12,819	20,229	7,464	2,100
Finance Lease Obligations	637	77	116	88	356
Operating Leases	2,542	306	541	456	1,239
Purchase and Investment Obligations	11,597	11,138	416	41	2
Other Long-Term Obligations	1,599	143	1,135	110	211

Total Contractual Obligations	58,987	24,483	22,437	8,159	3,908

        Contractual obligations are obligations to make payments or transfer assets under existing contracts. "Long-Term Debt" represents future principal payments that we need to make to settle our financing liabilities with original maturities of more than one year. "Finance Lease Obligations" encompass the total minimum future lease payments for finance leases. "Operating Leases" represent the total minimum future lease payments for operating leases. "Purchase and Investment Obligations" are obligations arising from future purchases for, among other things, production materials or for future investments in property, plant and equipment. This line also includes our trade liabilities. The line "Other Long-Term Obligations" contains all our other contractual cash obligations that are not included in one of the other categories and do not include accrued liabilities. Therefore, the line "Other Long-Term Obligations" does not include our provisions for income taxes and our provisions for other risks. The contractual cash obligations also do not reflect our pension benefit and other post-employment benefit obligations. For the estimated future pension benefit payments, please refer to Note 21 to our Consolidated Financial Statements.

Pension Benefit Obligations and Cost

        The obligations and expenses recognized in our Consolidated Financial Statements for our employee pension benefit plans are not necessarily indicative of our future obligations and cash funding requirements. The reason is that we normally experience actual results that differ from the assumptions used in the actuarial determination of our defined pension benefit obligations and cost. We subsequently recognize the accumulated differences (the actuarial gains and losses) in our consolidated statements of income (loss) through amortization over future periods when certain conditions are met. Please refer to the discussion above under the heading "Critical Accounting Policies — Pension Benefits" and to Note 21 to our Consolidated Financial Statements for further information regarding our pension benefit obligations, including the significant assumptions used.

  Current funding and asset allocation

        Plan assets, which are primarily held in trusts and invested to provide for current and future pension benefits, partially offset our defined pension benefit obligations. Plan assets consist of investments in equity securities, debt securities and other investments.

        The funded status of our defined pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2008, our pension plans had an underfunded status of €4.9 billion compared to an underfunded status of €1.9 billion at December 31, 2007. The increase of the underfunded status of our pension benefit plans in 2008 is mainly attributable to the lower fair value of our plan assets at December 31, 2008, largely due to the financial turmoil in the capital markets and the increase of the discount rates assumed for all German plans in 2008.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. For 2009, we intend to contribute €0.1 billion in cash to our pension plans.

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

  •
  other guarantees.

  Financial Guarantees

        Financial guarantees principally represent guarantees that require us to make certain payments if a party other than a consolidated subsidiary fails to meet its financial obligations. As of December 31, 2008, our maximum potential obligation resulting from financial guarantees was €1.9 billion (2007: €2.3 billion).

        In connection with our transfer of a majority interest in the Chrysler activities, we agreed with the Pension Benefit Guaranty Corporation to guarantee amounts payable to Chrysler pension plans up to an aggregate amount of US$1 billion (€0.7 billion at an exchange rate of €1=1.3919, the noon buying rate on December 31, 2008) if such plans terminate prior to the fifth anniversary of the Chrysler transaction. In addition, certain previously outstanding guarantees which the Group provided for the benefit of Chrysler continue to be outstanding. At December 31, 2008, the aggregate amount of those guarantees was €0.3 billion. To secure the liabilities underlying these guarantees, Chrysler has paid funds into an escrow account which may be used to satisfy the guaranteed obligations. At December 31, 2008, the balance remaining in the escrow account was €0.2 billion.

        As described in "Item 4. Information on the Company," we are a participant in the Toll Collect consortium. In this regard, we are contingently liable under the following financial guarantees, which are subject to specific triggering events:

  •
  Guarantee of bank loans.   Daimler AG has guaranteed bank loans to Toll Collect up to a maximum amount of €165 million, which represents 50% of the total amount of guaranteed bank loans available to Toll Collect GmbH.

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

        The risks and obligations of Cofiroute, which holds a 10% interest in Toll Collect GmbH, are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly and severally obligated to indemnify Cofiroute for all amounts exceeding this limitation.

        While our maximum potential future obligation resulting from the guarantee of the bank loan can be determined (€165 million), we cannot accurately estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking with respect to Toll Collect, although this amount could be material. Therefore, only our maximum potential future obligation resulting from the guarantee of the bank loan is included in the 2008 €1.9 billion maximum potential obligation resulting from financial guarantees.

        For additional information regarding our involvement with Toll Collect and the contingent liabilities resulting from the involvement, please refer to Notes 27 and 28 to our Consolidated Financial Statements.

        We also provide a number of other guarantees with smaller guaranteed amounts. These include guarantees in favor of third parties, to cover the obligations of certain of our customers or independent dealers, in the event that these customer or independent dealers fail to meet their financial obligations towards the third parties. We provide these guarantees mainly in connection with the sale of our products. In addition, we sometimes provide financial guarantees in connection with specific obligations of suppliers and other parties that provide products or services or lease property, plant and equipment to us.

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

        As of December 31, 2008, provisions established in connection with these guarantees amounted to €0.1 billion (2007: €0.4 billion). Our best estimate for obligations under these guarantees for which we have not recorded provisions was €49 million at December 31, 2008 compared to €34 million at December 31, 2007. Residual value guarantees related to arrangements for which revenue recognition is precluded are reflected on our balance sheet and are not discussed under this caption.

  Other Guarantees

        We have also granted a number of other guarantees. We do not expect these other guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition and results of operations.

        As of December 31, 2008, provisions established in connection with these other guarantees amounted to €0.1 billion (2007: €0.2 billion). Our best estimate for obligations under other guarantees for which we have not yet recorded provisions was €0.1 billion at December 31, 2008 (€0.1 billion at December 31, 2007).

        For additional information on how we account for guarantees, please refer to Notes 1 and 28 to our Consolidated Financial Statements.

Irrevocable loan commitments

        Our Daimler Financial Services segment provides irrevocable loan commitments to customers and dealers. At December 31, 2008, the irrevocable loan commitments amounted to €1.5 billion (2007: €0.8 billion).

RESEARCH AND DEVELOPMENT

Strategic Approach and Organization

        To be competitive in our principal markets and to secure technological leadership, it is essential for us to develop innovative products and technologies and to further shorten lead times in research and development. Innovation is an important element of our overall corporate strategy, and our corporate research and advanced engineering function plays a significant role in meeting this strategic goal together with our operating businesses. In particular, key challenges for sustainable mobility will be the further reduction of both, conventional fossil fuel-based fuel consumption and exhaust emissions, especially carbon dioxide. We follow a three-step strategy to meet these challenges: first, further improvement of our vehicles with conventional combustion engine technology; second, realization of an efficiency gain through hybridization; and third, commercial development of fuel cell propulsion and electric drive vehicles. It is a cornerstone of our corporate strategy to have a leading position in the area of alternative propulsion technologies.

        In addition to the corporate function for research and advanced engineering, we have development functions in each of our automotive businesses that are responsible for developing production-ready vehicles.

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

        This function is closely integrated with the development function of Mercedes-Benz Cars.

        On the corporate level, we conduct our research and advanced engineering work in twelve strategic fields which are assigned to three primary technical areas:

  •
  Sustainable Mobility:  Combustion engines and powertrain; alternative energy and propulsion systems; electric drive systems and high voltage batteries; powertrain electrics/electronics and controls; reliability and diagnosis.

  •
  Accident Free Driving:  Assistance systems and chassis; cabin electrics/electronics; software technology.

  •
  Individualized Vehicles:  Vehicle concepts; human/machine interaction; materials and manufacturing technology; product creation and information technology; infotainment and telematics; interrelationship between society and technology to identify long-term trends.

        Most of the facilities of our centralized research and advanced engineering function are located in Germany, but we also maintain several research centers in North America and Asia. These include a research and technology center in Palo Alto, California, a research center for information and communication technology in Bangalore, India, and an R&D collaboration regarding hybrid powertrain systems with General Motors and BMW in Troy, Michigan. In addition, we participate in the international exchange of new ideas and concepts through collaborations and joint ventures with world renowned research institutes and exchange programs for scientists and employees.

        The table below shows our research and development expenditures during each of the last three years:

	Year Ended December 31,
	2008	2007	2006
	(€ in millions)
Research and development expenditures	4,442	4,148	3,733
thereof: Capitalized development costs	1,387	990	715

        In 2008, research and development expenditures represented 4.6% of our total revenue in 2008. Research and development expenditures for the years 2007 and 2006 do not include the amounts spent by the former Chrysler Group since we present all income and expense items of the Chrysler activities for the years 2007 and 2006 as discontinued operations.

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

        Each of our supervisory board and our management board has adopted rules of procedure providing for additional rules relating to its governance.

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

        The supervisory board elects a chairman and a deputy chairman from among its members. Unless the board elects candidates for chairman and deputy chairman with at least a two-thirds majority of votes cast, the representatives of the shareholders have the right to elect the chairman and the representatives of the employees have the right to elect the deputy chairman.

        At least half of the total number of members of the supervisory board, in our case at least ten, must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law, the supervisory board passes resolutions by a simple majority of the votes cast. In the event of a deadlock, passing a resolution requires another vote and, in the case of a second deadlock, the chairman of the supervisory board casts the deciding vote. A member of the supervisory board is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties.

        Under German corporate law, the maximum permissible term of office for members of a supervisory board is five years. If appointed for the maximum permissible term, a member's term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the supervisory board member was elected. Supervisory board members may be re-elected and are not subject to a compulsory retirement age. The rules of procedure for our supervisory board, however, provide that future candidates under consideration for a full term of office on our supervisory board should generally not exceed the age of 68 at the time of their election.

        The following individuals either joined or resigned from the supervisory board in 2008:

  •
  Gerd Rheude resigned from the supervisory board, effective April 9, 2008;

  •
  Wolf-Jürgen Röder resigned from the supervisory board, effective April 9, 2008;

  •
  Jörg Hofmann was appointed to the supervisory board, effective April 9, 2008; and

  •
  Ansgar Osseforth was appointed to the supervisory board, effective April 9, 2008.

        All other members of the supervisory board whose terms expired in 2008 were reelected to the supervisory board. Sari Baldauf and Jürgen Hambrecht, who had been appointed by the local district court as members of the supervisory board, effective on February 11, 2008, and on February 8, 2008, respectively, for a term ending with the annual general meeting held on April 9, 2008, were elected to the supervisory board at that annual general meeting.

        The following table shows the name, age (as of February 27, 2009), principal occupation, and other information regarding each current member of our supervisory board. Employee representatives are identified by an asterisk.

Dr. Manfred Bischoff,	Age:	66
Chairman	First elected (as a member of the supervisory board):	2006
	Term expires:	2011
	Principal Occupation:	Chairman of the Supervisory Board of Daimler AG
	Supervisory Board Memberships/Directorships:	Fraport AG; Royal KPN N.V.; Nortel Networks Corporation and Nortel Networks Ltd.; SMS GmbH (Chairman); UniCredit S.p.A.; Voith AG
Erich Klemm*,	Age:	54
Deputy Chairman	First elected:	1998
	Term expires:	2013
	Principal Occupation:	Chairman of the General Works Council, Daimler AG and Daimler Group

Sari Baldauf	Age:	53
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	Former Executive Vice President and General Manager of the Networks Business Group of Nokia Corporation
	Supervisory Board Memberships/Directorships:	Hewlett-Packard Company; Sanoma OY; F.Secure Corporation; CapMan OYj
Dr. Clemens Börsig	Age:	60
	First elected:	2007
	Term expires:	2012
	Principal Occupation:	Chairman of the Supervisory Board of Deutsche Bank AG
	Supervisory Board Memberships/Directorships:	Linde AG; Bayer AG; Emerson Electric Co.
Prof. Dr. Heinrich Flegel*	Age:	60
	First elected:	2003
	Term expires:	2013
	Principal Occupation:	Director, Research Materials and Manufacturing, Daimler AG; Chairman of the Management Representative Committee, Daimler Group
Dr. rer. nat. Jürgen Hambrecht	Age:	62
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	Chairman of the Board of Executive Directors of BASF SE
	Supervisory Board Memberships/Directorships:	Deutsche Lufthansa AG
Jörg Hofmann*	Age:	53
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	District Manager Baden-Württemberg, German Metalworkers' Union
	Supervisory Board Memberships/Directorships:	Robert Bosch GmbH; Heidelberger Druckmaschinen AG
Dr. Thomas Klebe*	Age:	60
	First elected:	2003
	Term expires:	2013
	Principal Occupation:	General Counsel, German Metalworkers' Union
	Supervisory Board Memberships/Directorships:	Daimler Luft- und Raumfahrt Holding AG; Thyssen Krupp Services AG

Arnaud Lagardère	Age:	47
	First elected:	2005
	Term expires:	2010
	Principal Occupation:	General Partner and CEO of Lagardère SCA
	Supervisory Board Memberships/Directorships:	Hachette SA; EADS N.V.; EADS Participations B.V.; Hachette Livre (SA); Lagardère Services (SAS) (Chairman); Lagardère Active (SAS) (Chairman); Lagardère Active Publicité, Lagardère Active Radio International (SA); Lagardère (SAS); Lagardère Capital & Management (SAS); Arjil Commanditée — Arco (SA); Lagardère Ressources (SAS); LVMH Moet Hennessy Louis Vuitton (SA); Lagardère Sports (SAS) (Chairman); SOGEADE Gérance (SAS)
Jürgen Langer*	Age:	54
	First elected:	2003
	Term expires:	2013
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, Daimler AG
Helmut Lense*	Age:	57
	First elected:	1998
	Term expires:	2013
	Principal Occupation:	Chairman of the Works Council, Stuttgart-Untertürkheim Plant, Daimler AG
Ansgar Osseforth*	Age:	62
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	Manager, Mercedes-Benz Research and Development, Member of the Works Council, Sindelfingen Plant, Daimler AG
William A. Owens	Age:	68
	First elected:	2003
	Term expires:	2009
	Principal Occupation:	Former President and Chief Executive Officer of Nortel Networks Corporation; Chairman of AEA Capital Asia
	Supervisory Board Memberships/Directorships:	Polycom Inc.; AEA Investors LLC; Wipro Ltd.; Embarq Corp. (Chairman); Intelius Inc.; Force 10 Networks Inc.; Unifrax Corp.
Valter Sanches*	Age:	45
	First elected:	2007
	Term expires:	2013
	Principal Occupation:	General Secretary of Confederação Nacional dos Metalúrgicos/CUT (National Confederation of Metalworkers Brazil)

Dr. rer. pol. Manfred Schneider	Age:	70
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Supervisory Board Memberships/Directorships:	RWE AG; Linde AG (Chairman); TUI AG
Stefan Schwaab*	Age:	56
	First elected:	2000
	Term expires:	2013
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, Daimler AG; Vice Chairman of the General Works Council, Daimler AG and Daimler Group
Bernhard Walter	Age:	66
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Former Spokesman of the Board of Management of Dresdner Bank AG
	Supervisory Board Memberships/Directorships:	Bilfinger Berger AG (Chairman); Deutsche Telekom AG; Henkel AG & Co. KGaA; Hypo Real Estate Holding AG
Uwe Werner*	Age:	56
	First elected:	2007
	Term expires:	2013
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, Daimler AG
Lynton R. Wilson	Age:	68
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chairman Emeritus, Nortel Networks Corporation; Chancellor, McMaster University
Dr.-Ing. Mark Wössner	Age:	70
	First elected:	1998
	Term expires:	2009
	Principal Occupation:	Former CEO and Chairman of the Supervisory Board of Bertelsmann AG
	Supervisory Board Memberships/Directorships:	Douglas Holding AG; eCircle AG (Chairman); Loewe AG; Heidelberger Druckmaschinen AG (Chairman)

        The supervisory board held seven meetings in 2008. It has established and maintains the following committees responsible for audit, nomination and compensation matters:

  •
  The presidential committee (Präsidialausschuss) determines the compensation of the members of the board of management within the framework of the compensation system approved by the supervisory board. In particular, the presidential committee determines salaries and incentive compensation awards for members of the board of management. The current members of the presidential committee are Manfred Bischoff, Thomas Klebe, Erich Klemm and Manfred Schneider. The presidential committee held two meetings in 2008.

  •
  The audit committee (Prüfungsausschuss) according to German law nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of any audits or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls and auditing matters and for the confidential and anonymous submission of communications from company employees concerning questionable accounting and auditing matters. The current members of the audit committee are Bernhard Walter, Clemens Börsig, Erich Klemm and Stefan Schwaab. The audit committee held six meetings in 2008.

  •
  In December 2007, the supervisory board established a nomination committee (Nominierungsausschuss) in accordance with the requirements of the German Corporate Governance Code. The nomination committee, which consists exclusively of shareholder representatives of the supervisory board, recommends candidates as future shareholder representatives of the supervisory board. The current members of the nomination committee are Manfred Bischoff, Manfred Schneider and Lynton R. Wilson. The nomination committee held two meetings in 2008.

        As required by the German Co-determination Act, we also have a mediation committee (Vermittlungsausschuss). The committee was not required to take action in 2008. The charge of the mediation committee is to resolve any impasse among the members of the supervisory board in the event the supervisory board is unable to achieve the two-thirds supermajority vote of its members required to appoint or dismiss a member of the board of management. The current members of the mediation committee are Manfred Bischoff, Thomas Klebe, Erich Klemm and Manfred Schneider.

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

        Although the German Stock Corporation Act permits five year terms for members of the board of management, our supervisory board decided to limit, as a general rule, appointments and reappointments of members of the board of management to a period of three years. Once a member of our board of management has reached age 60, the supervisory board may reappoint that member only in one-year increments, except in special circumstances. The supervisory board may remove a member of the board of management prior to the expiration of his term if he commits a serious breach of duty, if the member is incapable of carrying out his duties or if there is a vote of no confidence by a majority of the votes cast at a general meeting of shareholders.

        A member of the board of management is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties. Significant transactions between a member of the board of management and us or one of our subsidiaries require the approval of the supervisory board.

        In December 2008, the supervisory board appointed Wilfried Porth (49) as the member of the board of management responsible for Human Resources and to serve as Labor Relations Director, effective as of the end of the annual general meeting to be held on April 8, 2009. Wilfried Porth will succeed Günther Fleig who will retire from the board of management, effective as of the end of the annual general meeting to be held on April 8, 2009.

        The table below shows the name, age (as of February 27, 2009), and other information regarding each current member of our board of management.

Dr.-Ing. Dieter Zetsche	Age: First appointed: Term expires: Responsible for: Prior Position:	55 1998 2010 Chairman of the Board of Management Daimler AG and Head of Mercedes-Benz Cars Member of the Board of Management responsible for Chrysler Group
Günther Fleig	Age: First appointed: Term expires: Responsible for: Prior Position:	60 1999 2009 Human Resources & Labor Relations Director President, DaimlerChrysler France S.A.S.
Dr. phil. Rüdiger Grube	Age: First appointed: Term expires: Responsible for: Prior Position:	57 2001 2010 Corporate Development Deputy Member of the Board of Management of DaimlerChrysler AG responsible for Corporate Development
Andreas Renschler	Age: First appointed: Term expires: Responsible for: Prior Position:	50 2004 2010 Daimler Trucks Executive Vice President of smart business
Bodo Uebber	Age: First appointed: Term expires: Responsible for: Prior Position:	49 2003 2011 Finance & Controlling / Daimler Financial Services Deputy Member of the Board of Management responsible for Financial Services
Dr.-Ing. Thomas Weber	Age: First appointed: Term expires: Responsible for: Prior Positions:
54
2003
2010
Group Research & Mercedes-Benz Cars Development
Deputy Member of the Board of Management responsible for Research & Technology; Vice President, Speaker of the Model Series A-Class and Rastatt Plant Manager, DaimlerChrysler AG

COMPENSATION

Supervisory Board

        The compensation we pay to our supervisory board members is established in our articles of incorporation. Each member of our supervisory board receives €100,000 annually for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives three times that amount. We pay twice this amount to the deputy chairman of the supervisory board and the chairman of the audit committee, 1.5 times this amount to the chairmen of other supervisory board committees and for members of the audit committee, and 1.3 times this amount to members of all other supervisory board committees. If a member of the supervisory board occupies more than one of these positions, we only pay the compensation payable for the highest paying function held by that member. We only compensate a member for service on a committee if the relevant committee has held at least one meeting in the relevant fiscal year to discharge its duties. All members of the supervisory board receive a flat fee of €1,100 for each meeting of the supervisory board and each committee meeting they attend. Supervisory board members receive no benefits upon termination of their service.

        The following table sets forth the compensation we paid members of our supervisory board for services to Daimler in all capacities (other than compensation paid to employee representatives on the supervisory board in their capacity as Daimler employees) for the year ended December 31, 2008, as disclosed in accordance with the German Corporate Governance Code.

Name	Compensated Function(s)	Compensation (in €)
Dr. Manfred Bischoff[1]	Chairman of the Supervisory Board, the Presidential Committee and the Nomination Committee	313,200
Erich Klemm[2]	Deputy Chairman of the Supervisory Board, the Presidential Committee and the Audit Committee	217,600
Sari Baldauf	Member of the Supervisory Board (since February 11, 2008)	96,498
Dr. Clemens Börsig	Member of the Supervisory Board and the Audit Committee	164,300
Prof. Dr. Heinrich Flegel	Member of the Supervisory Board	108,800
Dr. Jürgen Hambrecht	Member of the Supervisory Board (since February 8, 2008)	95,117
Jörg Hofmann[2]	Member of the Supervisory Board (since April 9, 2008)	79,551
Dr. Thomas Klebe[2,4]	Member of the Supervisory Board and the Presidential Committee	154,700
Arnaud Lagardère[1]	Member of the Supervisory Board	103,300
Jürgen Langer[2]	Member of the Supervisory Board	108,800
Helmut Lense[2]	Member of the Supervisory Board	108,800
Ansgar Osseforth[6]	Member of the Supervisory Board (since April 9, 2008)	80,651
William A. Owens	Member of the Supervisory Board	108,800
Gerd Rheude[2]	Member of the Supervisory Board (until April 9, 2008)	28,422
Wolf-Jürgen Röder[2]	Member of the Supervisory Board (until April 9, 2008)	28,422
Valter Sanches[3]	Member of the Supervisory Board	107,700

Dr. Manfred Schneider	Member of the Supervisory Board, the Presidential Committee and the Nomination Committee	142,100
Stefan Schwaab[2]	Member of the Supervisory Board and the Audit Committee	165,400
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	215,400
Uwe Werner[2]	Member of the Supervisory Board	108,800
Lynton R. Wilson[5]	Member of the Supervisory Board and the Nomination Committee	147,415
Dr. Mark Wössner	Member of the Supervisory Board	107,700

1
Dr. Bischoff (until April 5, 2007) and Mr. Lagardère also received compensation in 2008 (for 2007) and meeting fees (for 2008) in connection with their respective positions on the Board of Directors of EADS N.V. amounting to €46,375 and €178,109, respectively.

2
These employee representatives have stated that their board compensation will be transferred to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation. The Hans-Böckler Foundation is a German not-for-profit organization of the German Trade Union Federation.

3
Mr. Sanches has directed that his board compensation shall be paid to the Hans-Böckler Foundation.

4
The compensation paid to Dr. Klebe includes compensation and meeting fees of €13,700 for his board services at Daimler Luft- und Raumfahrt Holding AG. These compensation and fees will also be transferred to the Hans-Böckler Foundation.

5
The compensation paid to Mr. Wilson includes €1,924 for his board services at Mercedes-Benz Canada Inc.

6
Mr. Osseforth has directed that a portion of his board compensation shall be paid to a foundation called Treuhandstiftung Erwachsenenbildung.

Board of Management

        We have entered into service agreements with members of our board of management. Pursuant to the compensation structure adopted by the supervisory board, the 2008 compensation consisted of the following three principal elements:

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

  •
  Performance Phantom Share Plan (PPSP) — Under the PPSP, we award phantom shares to members of our board of management and other executives. Three years after an award grant to a plan participant, the actual number of phantom shares to be credited to that participant is calculated based on the achievement of corporate performance goals. These performance goals are based on Daimler's actual return on net assets and return on sales, the latter compared to a peer group of other vehicle manufacturers (BMW, Ford, General Motors, Honda, Toyota, AB Volvo and Volkswagen). Once we have calculated the number of phantom shares earned by the participant based on the plan conditions that were previously defined at the grant date, he or she must hold the phantom shares for one additional year after which the participant receives a cash payment equal to the product of the number of phantom shares and the average of the Daimler share price over a specified period. A dividend equivalent is paid during the four-year holding period. We require members of our board of management to use half of the net payout under our PPSP to purchase Daimler ordinary shares until the requirements of our share ownership guidelines described below are satisfied.

        The presidential committee of our supervisory board has established stock ownership guidelines for the board of management. These guidelines require a portion of the personal assets of members of our board of management to consist of Daimler shares throughout the period of their board membership.

        The compensation paid by Group companies to the members of our board of management consisted of compensation paid in cash, the grant value of long term incentive components and benefits in kind. The latter consist mainly of the provision of company cars and payment of expenses for security precautions.

        The following table shows the base salary and the variable compensation of the members of the board of management for the year 2008. The presentation in the table below complies with German Accounting Standard DRS 17. In line with DRS 17, we present the long-term share-based compensation based on the value of the phantom shares at the time they were granted in February 2008. The number of phantom shares allocated to a particular board of management member may change by the time of the payout in 2012. Whether and to what extent there is a payout depends on whether internal and external performance targets during the relevant period are achieved.

			Long-term variable compensation (PPSP)
(in thousands of euro, except for Number of PPSPs)	Base Salary	Short-term variable compensation (Annual bonus)	Number	Value when PPSPs granted (at a share price of €55.80)	Total
Dr. Dieter Zetsche	1,530	494	50,164	2,799	4,823
Günther Fleig	545	199	21,297	1,188	1,932
Dr. Rüdiger Grube	560	203	20,613	1,150	1,913
Andreas Renschler	575	207	22,392	1,250	2,032
Bodo Uebber	660	233	23,988	1,339	2,232
Dr. Thomas Weber	545	199	21,297	1,188	1,932

Total	4,415	1,535	159,751	8,914	14,864

        The value of phantom shares granted in February 2008 was €4,230,000 (valued as of December 31, 2008). For example, the value granted to the chairman of the board of management was €1,328,342 as of December 31, 2008.

        The costs to us in 2008 of taxable non-cash benefits granted to members of the board of management, primarily the provision of company cars and expenses for security measures, are as set forth in the table below:

(in thousands of euro)	Taxable non-cash benefits
Dr. Dieter Zetsche	213
Günther Fleig	159
Dr. Rüdiger Grube*	103
Andreas Renschler	881
Bodo Uebber	130
Dr. Thomas Weber	311

Total	1,797

    *
    After subtraction of €99,000 for supervisory board fees received.

        Retirement Provisions.    Until the end of 2005, our German board of management members had pension agreements which included a commitment to an annual retirement pension, calculated contingent on the years of service as a percentage of the member's base salary (70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber, and 50% for Andreas Renschler and Bodo Uebber). Those pension rights remain, but have been frozen at that level. Retirement pensions start at request if the term of service ends at or after the age of 60, or are paid as disability pensions if the term of service ends before age 60 due to disability. The agreements provide for a 3.5% annual increase in benefits. Similar to retirement pensions payable under arrangements with our German workforce, a provision for widows and orphans is included.

        Effective January 1, 2006, for service in 2006 and beyond, we substituted the pension agreements with a defined-contribution pension system similar to the one existing for senior management below the board of management level. Under this pension system, each board of management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the board of management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension benefit is payable at the age of 60 at the earliest.

        The following table sets forth the 2008 service costs of the pension plans for our board of management:

(in thousands of euro)	Service costs in connection with pension plans[1]
Dr. Dieter Zetsche	696
Günther Fleig	365
Dr. Rüdiger Grube	426
Andreas Renschler	262
Bodo Uebber	464
Dr. Thomas Weber	272

Total	2,485

    1
    Service costs represent the increase in 2008 of the present value of the defined pension benefit obligation resulting from service of the respective member of the board of management in 2008. Service costs do not include interest costs, i.e., the increase in 2008 of the present value of the defined pension benefit obligation arising from the fact that the benefit obligation with respect to the respective board member is one year closer to settlement.

        The overall accrual at December 31, 2008 to provide pension, retirement and similar benefits to members of our board of management was €2.9 million lower than at December 31, 2007.

Significant benefits to board of management members upon termination of their services.

        No severance payments are established for board of management members in case of early termination of their service contracts. If a service contract with a member of the board of management is terminated early by mutual consent, we have a commitment under the service contract to pay the base salary and to provide a company car until the end of the original service period. With respect to short-term performance-based compensation, the member is only entitled to a pro-rata payment for the respective fiscal year until the day when the board of management member leaves the company. Whether the member is entitled to receive any payment with respect to performance-related compensation components with a long-term incentive effect depends on the exercise conditions specified in the respective long-term incentive plan.

        If the service contract of any of the current board of management members expires and is not extended, in general the member will be entitled to receive pension payments and a company car for the period beginning after the end of the service period.

        For further information regarding compensation of our supervisory board and our board of management, please refer to Note 35 to our Consolidated Financial Statements. For further information regarding stock based compensation and incentives, please refer to Notes 1 and 20 to our Consolidated Financial Statements.

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2008, we employed a workforce of 273,216 people worldwide, slightly more than the prior year. The following table shows the number of employees at December 31, 2008, 2007, and 2006, adjusted to reflect changes in segment composition:

	Employees at December 31,
	2008			2007			2006
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Mercedes-Benz Cars	97,303	85,046	3,782	97,526	85,322	3,869	99,343	87,272	4,012
Chrysler Group[1]	N/A	N/A	N/A	N/A	N/A	N/A	80,735	25	62,334
Daimler Trucks	79,415	30,060	15,004	80,067	28,975	16,667	83,237	27,617	20,339
Daimler Financial Services[2]	7,116	2,451	1,121	6,743	2,410	1,088	10,718	2,503	4,415
Vans, Buses, Other[3]	40,255	24,331	879	39,968	24,032	816	39,400	23,096	2,134
Sales organization for automotive business	49,127	25,865	1,690	48,078	25,940	1,613	46,952	26,104	1,558

Daimler Group	273,216	167,753	22,476	272,382	166,679	24,053	360,385	166,617	94,792

1
In 2007, we transferred a majority interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA region to a subsidiary of Cerberus. Employees allocable to the financial services business of the Chrysler activities are included in the 2006 figures of our Financial Services segment.

2
The 2006 figures include 3,905 employees allocable to the Chrysler activities.

3
The 2006 figures include 1,721 employees allocable to the Chrysler activities.

        The table above also includes temporary employees. On average, we had approximately 9,300 temporary employees in 2008.

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

        In November 2008, the regional associations of employers and the German metalworkers' union concluded a new collective bargaining agreement covering the period from November 1, 2008 through April 30, 2010. The new agreement provides for a lump sum payment of €510 for the first three months of the contract period. A 2.1% increase in base salary became effective on February 1, 2009, and another 2.1% increase in base salary will become effective on May 1, 2009. In addition, the agreement provides for another lump sum payment of €122 in September 2009. The wage increase that becomes effective on May 1, 2009 can be delayed until December 1, 2009 and the €122 lump sum payment can be reduced or eliminated with respect to all employees working at a facility facing economic difficulty if the respective works council agrees. For the four-month period from January to April 2010, an additional base salary increase of 0.4% applies. This increase, however, will not be paid out in cash, but will be used to fund the existing early retirement program. In response to decreasing sales, we reached agreements with the works councils of some of our manufacturing plants to reduce the number of hours worked per week (Kurzarbeit) by the workers in those plants during the first quarter of 2009. The agreements have the effect of reducing the wages we pay to the workers in the affected plants. The reduction in wages will be partially compensated by payments from the German employment agency (Agentur für Arbeit).

        Beginning in March 2006, Daimler Trucks North America LLC (former Freightliner LLC) negotiated new collective bargaining agreements at its major facilities in the U.S., Canada and Mexico. In general, the agreements have a duration of three years and provide for annual wage increases from 2.5% to 3.0%. For information on the repositioning of and the measures initiated at Daimler Trucks North America, please refer to the discussion under the heading "Daimler Trucks" in "Item 4. Information on the Company."

SHARE OWNERSHIP

        As of December 31, 2008, the current members of our supervisory board and our board of management, as a group, owned 139,137 of Daimler AG ordinary shares (0.01% of all outstanding shares) and had the right to acquire 2,646,800 ordinary shares pursuant to options granted under the plans described below.

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

        As part of our value-based management approach, we support employee stock ownership. We offer employees of Daimler AG and of our subsidiaries in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom the opportunity to purchase Daimler AG ordinary shares. In 2008, each eligible employee in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of €135 plus three bonus shares. In total, employees in Germany acquired approximately 1,428,000 shares in 2008. The programs established for employees in other European countries are comparable to the German program except for changes resulting from different national legal requirements. Under the programs offered outside of Germany, employees acquired a total of approximately 48,000 shares in 2008.

Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

        Our capital stock consists of ordinary shares without par value (Stückaktien). Our ordinary shares are issued in registered form. Under our articles of incorporation (Satzung), each ordinary share represents one vote. Major shareholders do not have different voting rights.

        Under the German Securities Trading Act (Wertpapierhandelsgesetz), shareholders of a listed German company and holders of certain financial instruments must notify the company of the level of their holding whenever it reaches, exceeds, or falls below specified thresholds. For additional information regarding these reporting obligations, please refer to the discussion under the heading "Articles of Incorporation — Disclosure of Shareholdings" in "Item 10. Additional Information."

        The Kuwait Investment Authority, as agent for the Government of the State of Kuwait, informed us that, as of December 31, 2008, it held 73,169,320 shares, representing 7.6% of Daimler AG's outstanding ordinary shares. Capital Research and Management Company (USA) notified us that as of February 14, 2008 its holdings exceeded the threshold of 3%. Capital Research held 30,688,637 shares, or 3.03%, of Daimler AG's outstanding shares as of that date. Deutsche Bank AG notified us that as of June 5, 2008 its direct and indirect holdings fell below the 3% threshold.

        In connection with our share buyback program, as of December 31, 2008, Daimler AG held 37,116,831 shares, or 3.85%, of its outstanding ordinary shares. Please refer to "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for further information regarding our share buyback program.

        As of December 31, 2008, Daimler AG had approximately 1.3 million stockholders. Approximately 210,000 were U.S. holders, of which approximately 55,000 were record holders. Based on our share register, U.S. holders held approximately 16% of Daimler AG's ordinary shares as of that date.

RELATED PARTY TRANSACTIONS

        For a description of our related party transactions, please refer to Note 34 to our Consolidated Financial Statements.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

        Please refer to "Item 18. Financial Statements" and to pages F-1 through F-87 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2008, we exported approximately 879,000 or 71% of all passenger cars, trucks, buses, and vans we produced in Germany and approximately 118,100 or 46% of all passenger cars and trucks we produced in the United States.

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

        As successor to Daimler-Benz AG, Daimler AG is a party to a valuation proceeding (Spruchverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG. In 1988, former AEG shareholders filed a petition with the Frankfurt Regional Court (Landgericht Frankfurt) claiming that the consideration and compensation stipulated in the agreement were inadequate. In 1994, a court-appointed expert concluded in his report that the consideration and compensation set at the time were adequate. Following a decision by the Federal Constitutional Court (Bundesverfassungsgericht) in an unrelated case, the Frankfurt Regional Court instructed the expert in 2000 to employ a market value approach in his valuation analysis rather than the capitalized earnings value approach previously used. In 2004 the court also instructed the expert to take into account additional findings of the Federal Supreme Court (Bundesgerichtshof) elaborating further on the valuation issue addressed by the Federal Constitutional Court. In September 2007, the Frankfurt Regional Court ruled that the market value approach must be applied. If upheld, this approach would result in an exchange ratio of 2.9 AEG shares for each Daimler-Benz share. Compared to the 5 to 1 exchange ratio stipulated in the subordination and profit transfer agreement, the court order could result in additional expenditures for Daimler AG of approximately €239 million, based on the XETRA closing price of Daimler shares on December 31, 2008. We have appealed the decision of the Frankfurt Regional Court and continue to defend ourselves vigorously against the claims in this proceeding. Plaintiffs filed their response to our statement of appeal with the Higher Regional Court in Frankfurt (Oberlandesgericht Frankfurt) in August 2008. On September 30, 2008 we filed our reply.

        In 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchverfahren) against Daimler AG at the Stuttgart Regional Court (Landgericht Stuttgart). This proceeding relates to the merger of Daimler-Benz AG and Daimler AG in connection with the business combination of Daimler-Benz AG and Chrysler Corporation in 1998. In the course of the merger, 1.8% of all shares in Daimler-Benz AG were involuntarily exchanged for Daimler shares. Some shareholders claim that the ratio used for that exchange did not correspond to the actual value of the Daimler-Benz shares. An expert commissioned by the court presented his opinion in December 2005, which calculated various alternative valuations. These alternatives range from confirming the appropriateness of the ratio used to considerable additional payments to be made to those former Daimler-Benz shareholders whose shares were involuntarily exchanged. In August 2006, the Stuttgart Regional Court ruled that Daimler must make an additional payment of €22.15 per share (approximately €230 million in total). We continue to believe that the exchange ratio set by the company at the time was appropriate and have appealed the decision of the Stuttgart Regional Court. The Higher Regional Court in Stuttgart (Oberlandesgericht Stuttgart) held evidentiary hearings on October 21 and 22, 2008. A decision by the Higher Regional Court is expected during the first quarter 2009.

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

        A class action lawsuit filed in 2002 against Mercedes-Benz USA, LLC (MBUSA), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. was filed in the United States District Court for the District of New Jersey. The lawsuit alleged that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. Without admitting liability and to avoid further expense and risk of litigation, MBUSA and Mercedes-Benz Manhattan reached a settlement with plaintiffs in the amount of US$9.5 million which has received court approval. The case has been finally settled.

        Purported class action lawsuits alleging violations of antitrust law were instituted against Daimler's North American subsidiaries Mercedes-Benz USA, LLC, and Mercedes-Benz Canada, Inc., as well as other motor vehicle manufacturers, their operating subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. Most of the actions against Mercedes-Benz Canada were dismissed on jurisdictional grounds. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek injunctive relief and treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. The federal court actions have been consolidated in the U.S. District Court for the District of Maine for purposes of pretrial proceedings and the state cases filed in California have been consolidated in the California Superior Court in San Francisco County. The Federal Court action has been voluntarily dismissed against Mercedes-Benz USA. The California actions have also been voluntarily dismissed against Mercedes-Benz USA. We do not believe that we have engaged in any unlawful conduct and will continue to defend ourselves vigorously in the remaining state court actions to the extent that they are pursued against Mercedes-Benz USA.

        A purported class action lawsuit in the Superior Court of Ontario, Canada alleging violation of Canadian Antitrust laws is pending against Daimler's North American subsidiaries Mercedes-Benz Canada and Mercedes-Benz USA along with other vehicle manufacturers. The complaint alleges that since 2005 the companies conspired with agencies of the Canadian government to prevent or lessen competition in the importation of U.S. versions of their respective brand vehicles into Canada by artificially requiring modifications to U.S. vehicles to be brought up to Canadian vehicle safety standards. They seek Canadian $250 million in compensatory damages and Canadian $25 million in punitive damages. We do not believe that we have engaged in any unlawful conduct and will defend ourselves vigorously.

        The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and defendants delivered their rebuttal on October 1, 2007. The arbitrators held the first hearing on June 16 and 17, 2008. Additional briefs from the claimant and the defendants are due on April 3, 2009. We believe the claims are without merit and will continue to defend ourselves vigorously.

        MAN had filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court alleging that ERF's accounts and financial statements were misstated and seeking damages in excess of GBP300 million. Freightliner Ltd. subsequently filed a contribution claim with that court against Ernst & Young, ERF's and Western Star's auditors. In October 2005, the court ruled that Freightliner Ltd. was vicariously liable for fraud by an employee of ERF in connection with the preparation of ERF's financial accounts, and also found in favor of Ernst & Young on the contribution claim. In December 2005, the London Commercial Court awarded MAN an interim payment of GBP250 million. In September 2007, the appeal against the decision in favor of Ernst & Young was finally dismissed by the Court of Appeal.

        In a related matter, MAN filed an action against Freightliner LLC and certain of its subsidiaries and affiliates in Circuit Court for the State of Oregon for the County of Multnomah alleging that assets were fraudulently transferred from Freightliner Ltd. to such companies while the London proceeding was pending, and seeking recovery from them of the damages awarded against Freightliner Ltd. in the London proceeding. In December 2006, a jury in the Oregon case awarded approximately US$500 million in compensatory damages against Freightliner and certain other defendants, jointly and severally, as well as punitive damages of US$70 million and US$280 million against Freightliner LLC and Daimler North America Corporation, respectively.

        In May 2007, Freightliner Ltd., certain of its subsidiaries and affiliates, and Daimler North America Corporation settled the litigation with MAN in London and Oregon. The Oregon Circuit Court subsequently vacated the punitive damage award. The State of Oregon, which was not a party to the litigation, then appealed the order vacating the punitive damage award to the Court of Appeals of the State of Oregon alleging that pursuant to Oregon law, it was a judgment creditor with respect to 60% of any punitive damage award. In a decision dated February 20, 2008, the Court of Appeals accepted that the State of Oregon has standing to pursue the appeal. That decision is on appeal to the Oregon Supreme Court. The State of Oregon also separately filed a lawsuit in the Circuit Court for the State of Oregon for the County of Marion against, inter alia, Freightliner LLC, Freightliner Ltd., Daimler North America Corporation and Daimler AG seeking a declaratory judgment that the settlement and the judgment vacating the punitive damage award were not binding on the State and that the State is a judgment creditor in the amount of US$210 million. Freightliner and its subsidiaries and affiliates intend to continue to defend these actions vigorously.

        In February 2005, two putative class actions were brought against Detroit Diesel Corporation (DDC), one of our affiliates, and its distributors (including two DDC subsidiaries) in the United States District Court for the Eastern District of Pennsylvania. The cases arise from the decisions of certain truck manufacturers (International, Volvo and Paccar) to stop offering DDC engines in their trucks and the alleged resulting decision of DDC not to renew the dealer agreements of those International, Volvo and Paccar dealers who were no longer able to offer DDC engines in the trucks they sold. Plaintiffs in the first action seek to represent a class of former Detroit Diesel dealers whose DDC dealer agreements were allegedly terminated or not renewed. Plaintiffs in the second action seek to represent a class of Detroit Diesel dealers whose dealer agreements were allegedly initially replaced with truck maintenance agreements and then subsequently terminated or not renewed. Plaintiffs in both actions allege that DDC and its distributors entered into group boycott and price-fixing conspiracies to restrict the plaintiffs' ability to perform warranty repairs on the DDC engines and to charge increased prices to plaintiffs for replacement parts for DDC engines. Plaintiffs in both cases seek unspecified treble damages, declaratory relief and attorneys' fees. In November of 2005, both cases were transferred to the United States District Court for the Eastern District of Michigan.

        In late 2006, plaintiffs sought and received approval for partial settlement with six of the defendant distributors. Under the terms of the partial settlement, the six settling distributors established a US$1 million settlement fund and agreed to cooperate with the plaintiffs in providing information requested in both actions. The case remains pending against DDC and the non-settling distributors. In April 2007, plaintiffs moved the court to certify a class comprising all remaining former DDC dealers that had their dealer status terminated, non-renewed or modified after February 1, 2001. DDC denies the allegations and is defending itself vigorously against these claims.

        Former employees who retired from Detroit Diesel Corporation between 1993 and 2004 filed a class action complaint against the company in October 2005 in the U.S. District Court for the Eastern District of Michigan. The complaint alleges that the company is obligated to provide lifetime retiree health care benefits at no cost to class members, and that the company's notification to have them contribute toward the cost of their healthcare insurance beginning in 2006 (to the extent such cost exceeds a limit previously negotiated with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)) is invalid. The court granted a preliminary injunction in December 2005 that prohibits the company from requiring such contributions while the lawsuit is pending. The U.S. Court of Appeals for the Sixth Circuit upheld the injunction in January 2007. Cross motions for summary judgment were filed and oral argument was held in May 2008 in the United States District Court. On February 10, 2009, the District Court granted the Plaintiff's motion for summary judgment and denied Detroit Diesel Corporation's motion for summary judgment. Detroit Diesel Corporation plans to appeal the decision to the U.S. Court of Appeals for the Sixth Circuit and to continue to defend itself vigorously.

        Several lawsuits, including putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and different countries asserting claims relating to the practice of apartheid in South Africa. One of the putative class action lawsuits named Daimler AG as a defendant. The lawsuits were consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including Daimler. Upon plaintiffs' appeal, the Court of Appeals for the Second Circuit partly vacated the District Court's decision on October 12, 2007, and remanded the case back to the District Court for further proceedings. In January 2008, the defendant group filed a petition for a writ of certiorari with the Supreme Court of the United States. The Supreme Court lacked a quorum to hear the case and, by operation of the rules, affirmed the Court of Appeals as if by an equally divided court. In November 2008, plaintiffs filed two amended purported class action complaints with the District Court against a smaller number of companies. Both amended complaints name Daimler AG as a defendant. In December 2008, a group of defendants, including Daimler AG, filed a motion to dismiss the amended complaints.

        In 2008, Daimler AG was sued in Hong Kong by an individual claiming lost profits from an injunction that Daimler-Benz AG had applied for in 1994 against the plaintiff in Hong Kong. Daimler withdrew its application 17 days later following an agreement with the plaintiff he would not claim damages against Daimler in connection with the application. We believe the claim is without merit and will defend ourselves vigorously.

        As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (FCPA). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC.

        We have completed our internal investigation and have determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions.

        We have taken various actions designed to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising our governance policies and internal control procedures, and taking personnel actions.

        We have been in discussions with the DOJ and SEC regarding consensually revolving the agencies' investigations. There can be no assurance about whether and when settlements with the DOJ or SEC will become final and effective.

        In March 2006, the Stuttgart Regional Court (Landgericht Stuttgart) approved a model case pursuant to German law (Kapitalanleger-Musterverfahrensgesetz) in connection with a lawsuit filed by shareholders of Daimler who claim damages based on the alleged unduly delayed ad hoc disclosure by Daimler in July 2005 that Professor Jürgen Schrempp would leave the company at the end of 2005. In February 2007, the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) ruled that the disclosure was timely and rejected the claim. Plaintiffs filed a complaint to the German Supreme Court (Bundesgerichtshof). In February 2008, the German Supreme Court granted the appeal and remitted the case to a different panel of the Stuttgart Court of Appeals where the case is now pending.

        In April 2008, the French stock exchange supervisory authority, Autorité des Marchés Financiers (AMF), commenced insider trading investigations against Daimler AG and several other companies and individuals in connection with sales of shares in the European Aeronautic Defence and Space Company EADS N.V. (EADS). The AMF issued a statement of charges against Daimler AG alleging that Daimler AG made use of inside information in connection with the divestiture of a 7.5% stake in EADS in April 2006. We filed a response with the AMF in September 2008. The investigation and the allegations are directed at Daimler AG and do not involve any members of its board of management or supervisory board. We cannot predict when the AMF will conclude its proceedings or what their final outcome will be. If the AMF determines that violations of French insider trading law occurred, it could impose monetary sanctions against Daimler AG. We believe that the allegations are without merit and will continue to defend ourselves vigorously in connection with these proceedings.

        Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. We establish a provision in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in our Consolidated Financial Statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2008. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2008. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results and cash flows for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

        The U.S. Internal Revenue Service (IRS) has challenged the tax treatment of certain Leveraged Leases known as Lease in, Lease Out (LiLo) and Sale in, Lease Out (SiLo) transactions entered into by various companies including Daimler. In early August 2008, the IRS announced a Global Settlement Initiative for these types of transactions and after careful consideration the Daimler AG board of management decided to accept this offer. Based upon the methodology outlined in the initiative, we believe that the established accrual will be adequate to cover the anticipated tax liability of approximately US$0.7 billion, which is currently expected to be paid in mid-2009.

Dividend Policy

        We generally pay dividends each year and expect to continue to do so in the near future. Our payment of future dividends will however depend upon our earnings, our financial condition, including our cash needs, our future earnings prospects and other factors. As a result, we may not pay dividends in the future or may not pay them at rates we have paid in previous years. For additional information on dividends and exchange rates please refer to "Item 3. Key Information" and "Item 10. Additional Information."

Significant Changes

        Except as described elsewhere in this annual report, no significant change has occurred since the date of our Consolidated Financial Statements included in this annual report.

Item 9. The Offer and Listing.

Trading Markets

        The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. Our ordinary shares are also listed on the Stuttgart Stock Exchange. Our ordinary shares trade under the symbol "DAI".

        Daimler AG is included in the Deutsche Aktienindex (DAX), a continuously updated, capital weighted performance index of the 30 largest German companies. The DAX is the leading index of trading on the Frankfurt Stock Exchange. As of December 31, 2008, our ordinary shares represented approximately 5.38% of the DAX. Our shares also represented 1.22% of the Dow Jones STOXX 50®, which covers stocks from 18 European countries, and 1.88% of the Dow Jones EURO STOXX 50®, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Registrar Services GmbH, a subsidiary of Deutsche Bank AG, in Germany and The Bank of New York Mellon in the United States.

Share Buyback

        In accordance with the authorization granted by our shareholders at the annual general meeting held on April 4, 2007, the board of management and the supervisory board approved a program on August 29, 2007, for the company to acquire up to approximately 10% of its share capital as of April 4, 2007, for a maximum consideration of €7.5 billion. In connection with this share buyback program, Daimler AG repurchased 49,960,000 shares in 2007 and 49,808,314 shares in 2008 for an aggregate consideration of €6.2 billion. The repurchased shares represent approximately 10% of the capital stock as of the date of the shareholder's authorization. All of the shares were cancelled without reduction of the capital stock.

        At the annual general meeting held on April 9, 2008, our shareholders again authorized us, until October 9, 2009, to repurchase ordinary shares up to 10% of our share capital as of April 9, 2008. Pursuant to this authorization, the board of management decided, with the approval of the supervisory board, to conduct a further share buyback program of up to 10% of the share capital for a maximum consideration of €6 billion. At December 31, 2008, Daimler AG had repurchased 37,283,831 shares for an aggregate consideration of €1.45 billion under this program. The repurchased shares are held as treasury shares and represent 3.87% of the shares outstanding as of April 9, 2008. As a result of the uncertainty in the markets we temporarily suspended the further execution of our share buyback program on October 24, 2008. Due to the suspension we may not reach our initial target to buy back 10% of the outstanding shares by the time the authorization from our shareholders expires.

Trading on the Frankfurt Stock Exchange

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange, the most significant of the German stock exchanges, and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system which is an integral part of the Frankfurt Stock Exchange. In 2008, Xetra accounted for approximately 98.9% of the trading volume of our ordinary shares on the Frankfurt Stock Exchange. The table below shows, for the periods indicated, the Xetra high and low closing sales prices for our ordinary shares.

	Price Per Daimler Ordinary Share
	High	Low
	(€)	(€)
Annual highs and lows
2004	39.41	31.63
2005	45.65	30.20
2006	50.09	37.01
2007	77.76	46.30
2008	64.68	19.35
Quarterly highs and lows
2007
First Quarter	62.00	46.30
Second Quarter	69.18	58.49
Third Quarter	70.64	59.40
Fourth Quarter	77.76	64.15
2008
First Quarter	64.68	48.24
Second Quarter	55.34	39.28
Third Quarter	43.37	35.40
Fourth Quarter	32.38	19.35
Monthly highs and lows
2008
August	43.37	36.64
September	42.62	35.40
October	32.38	19.35
November	28.09	20.24
December	26.70	22.43
2009
January	27.75	20.90
February (through February 13, 2009)	25.75	21.36

        On February 13, 2009, the closing sales price for our ordinary shares on Xetra was €24.14. This price was equivalent to US$31.09 per ordinary share, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information." Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2008 was 10.9 million. As of December 31, 2008, the market capitalization of our company on the Frankfurt Stock Exchange was €24.8 billion.

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low closing sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per Daimler Ordinary Share
	High	Low
	(US$)	(US$)
Annual highs and lows
2004	49.26	40.20
2005	54.83	39.03
2006	61.97	46.56
2007	111.60	60.06
2008	94.75	24.45
Quarterly highs and lows
2007
First Quarter	82.67	60.06
Second Quarter	92.37	79.02
Third Quarter	100.20	79.45
Fourth Quarter	111.60	91.57
2008
First Quarter	94.75	73.64
Second Quarter	86.10	61.67
Third Quarter	66.64	50.50
Fourth Quarter	46.11	24.45
Monthly highs and lows
2008
August	64.50	56.64
September	61.64	50.50
October	46.11	24.93
November	36.76	24.45
December	38.28	28.19
2009
January	39.11	27.37
February (through February 13, 2009)	33.32	27.40

        On February 13, 2009, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was US$30.96.

Item 10. Additional Information.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        In connection with the transfer of most of our aerospace activities to EADS in July 2000, Dornier GmbH became an indirect subsidiary of EADS. Some of Dornier's minority shareholders have the right, exercisable at any time, to exchange all or any portion of their shares in Dornier for cash, for Daimler ordinary shares, or for shares in our subsidiary Daimler Luft- und Raumfahrt Holding Aktiengesellschaft (DLRH) which holds a minority interest in DADC Luft- und Raumfahrt Beteiligungs AG, the holding company of Dornier GmbH. Those Dornier shareholders who previously exchanged some of their Dornier shares for DLRH shares retain the right to exchange these DLRH shares for cash or for Daimler ordinary shares and some of them have already partially exercised that right.

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

        The Supervisory Board consists of twenty members. Ten members are elected by our shareholders and ten members are elected by our employees as required by the German Co-determination Act (Mitbestimmungsgesetz). The supervisory board supervises and advises our board of management and appoints and removes its members. Although it may not make management decisions, our supervisory board has determined specified matters which require its approval.

        The Board of Management which acts under the principle of collective responsibility manages our day-to-day business. It is authorized to represent Daimler AG and to enter into binding agreements with third parties on its behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies and financial condition and informs the supervisory board and its chairman of other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board at the same time.

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

        Our articles authorize us to take all actions that serve the attainment of our business purposes, except that Daimler AG is not permitted to carry out directly financial services transactions or banking and real property transactions that require a government license.

Directors

        Under German law, our supervisory board members and board of management members owe duties of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of the company, including the interests of its shareholders and employees and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages. Board members are not liable to our company if they acted pursuant to a lawful resolution of the shareholders' meeting. A board member is not liable for breach of duty for a business decision that he or she reasonably believes is based on appropriate information and is in the company's interest. Supervisory board and board of management members are not obligated to own shares of the corporation to qualify for board membership. We have, however, established stock ownership guidelines for members of our board of management which require that a portion of their personal assets consist of Daimler shares. Although German law permits us to make loans to members of our supervisory board and board of management if approved by the supervisory board, the U.S. Sarbanes Oxley Act (also applicable to foreign private issuers like us) prohibits almost all such loans. German law stipulates that our supervisory board and board of management members may not vote on a matter that concerns ratification of his or her own acts or discharges the board member from liability or enforcement of a claim against the board member by our company. The shareholder representatives of our supervisory board may be elected for varying terms of office. For further information about our supervisory board and board of management, including compensation and term of office, please refer to "Item 6. Directors, Senior Management and Employees."

Ordinary Shares

        Our capital stock consists solely of one class of ordinary shares without par value (Stückaktien), which we issue in registered form. Record holders of our ordinary shares are registered in our share register (Aktienregister). Registrar Services GmbH, a subsidiary of Deutsche Bank AG, acts as our transfer agent and registrar in Germany and various other countries and administers our share register on our behalf. Our transfer agent and registrar in the United States is The Bank of New York Mellon.

        The following is a summary of significant provisions under German law and our articles of incorporation relating to our ordinary shares:

        Capital Increases.    In accordance with authorized or conditional capital passed upon by our shareholders, we may increase our share capital in consideration of cash or non-cash contributions. Authorized capital provides our board of management with the flexibility to issue new shares during a period of up to five years, generally to preserve liquidity. Conditional capital allows the issuance of new shares for specified purposes, including subscription rights (e.g. from stock option plans) for employees and members of the board of management, mergers, and upon conversion of option bonds and convertible bonds. Authorized and conditional capital increases require an approval by 75% of the issued shares present at the shareholders' meeting at which the increase is proposed. Our articles of incorporation do not provide for a larger capital majority or additional requirements that are more stringent than the law requires.

        Redemption.    Our share capital may be reduced by a specific resolution adopted by our shareholders. Our share capital may also be reduced by retiring and canceling shares purchased in a share buyback program if the authorization by the shareholders contemplates such cancellation.

        Preemptive Rights.    Our articles of incorporation provide that the preemptive right (Bezugsrecht) of shareholders to subscribe for the issue of additional shares under existing authorized or conditional capital in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

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

Dividends

        We declare and pay dividends on our ordinary shares once a year after approval by the annual general meeting of our shareholders. Our supervisory board approves the unconsolidated financial statements (prepared in accordance with German GAAP) of the Group's parent company, Daimler AG, proposed by our board of management for each fiscal year and both boards recommend a resolution on the allocation of all unappropriated profits, including the amount of net profits to be distributed as a dividend to our shareholders, for approval at the meeting. Shareholders holding shares on the date of the annual general meeting are entitled to receive the dividend. We pay dividends to shareholders in proportion to their percentage ownership of our outstanding share capital. The statute of limitations for a shareholder's claim to payment of the dividend is three years after the end of the year in which the shareholders' meeting adopted the resolution on the dividend and the shareholder should have become aware of such resolution without gross negligence.

        Our articles of incorporation, in accordance with the German Stock Corporation Act (Aktiengesetz), authorize our board of management, with the approval of our supervisory board, to make an interim payment to shareholders with respect to the unappropriated profit of the prior financial year, if a preliminary closing of the financial statements for that year shows a profit. The interim payment may not exceed 50% of the amount of the foreseeable unappropriated profit, after deducting any amounts required to be transferred to retained earnings. Furthermore, the interim payment may not exceed 50% of the previous fiscal year's unappropriated profit.

        Our articles of incorporation provide for issuing new shares from authorized and conditional capital previously approved by the shareholders. With respect to the conditional capital, our articles further provide that such new shares may be entitled to the entire per ordinary share annual dividend for the year in which they are issued.

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

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our outstanding shares may call a meeting of shareholders. The supervisory board must convene a general shareholders' meeting if this is deemed necessary for the well-being of Daimler AG. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we present the Daimler AG financial statements, the consolidated financial statements of the Group, the management reports for Daimler AG and the Group and the report of the supervisory board. We further ask our shareholders to ratify the actions of our board of management and supervisory board during the prior year and to approve the allocation of unappropriated profit (determined in accordance with German GAAP) of the Group's parent company, Daimler AG, and to appoint the independent auditor proposed by the supervisory board on recommendation of the audit committee. Our shareholders also elect their representatives to our supervisory board at the general meeting for terms of up to five years.

        Amendments to our articles of incorporation, resolutions regarding authorized or conditional capital, the authorization of the company to buy back its own shares and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least €500,000 of the company's share capital.

        If a shareholder wants to participate and vote at any of our shareholders' meetings, the shareholder must be registered in the share register on the meeting date and must also have notified us no later than the third day before the meeting date that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders may vote their shares by proxy after having conferred a power of attorney either by signing and returning the proxy card mailed to them or via the internet in advance of the meeting. We mail or e-mail a meeting notice to our shareholders which includes a proxy card and an agenda describing the items to be voted on at the meeting. As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States. Unless a shorter period is permissible by law, the general shareholders' meeting must be convened at least 30 days before the day by which shareholders must register for the meeting and we must announce the meeting in the electronic Federal Gazette (elektronischer Bundesanzeiger), stating the agenda.

Change in Control

        Our articles do not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control or that would only apply in the context of a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a stock exchange in the European Economic Area must publish advance notice of a tender offer; submit a draft offer statement to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a shareholder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The German Takeover Act requires the board of management of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target board of management is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target board of management may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within their general authority under the German Stock Corporation Act (Aktiengesetz). The board of management may also adopt specific defensive measures if the supervisory board has approved such measures and if the measures were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast. The Takeover Act also provides that a company's articles of incorporation may be amended to replace the above rules on prohibiting the frustration of tender offers with more restrictive rules. Our articles do not contain any more restrictive rules.

Disclosure of Shareholdings

        Our articles do not require shareholders to disclose their shareholdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if the voting rights reach, exceed or fall below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation's voting rights. Upon reaching or crossing these thresholds, holders must promptly, and within no more than four trading days, notify the issuer and concurrently the German Federal Financial Supervisory Authority.

        In addition, with respect to derivative instruments, under German law, anyone who directly or indirectly holds financial instruments that grant the holder the right to unilaterally acquire, under a legally binding agreement, previously issued voting shares of an issuer must promptly upon obtaining, exceeding, or no longer holding 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%, and within no more than four trading days, provide notice thereof to the issuer and to the German Federal Financial Supervisory Authority. Currently, the disclosure obligation under the German Securities Trading Act for voting rights from shares, both held and attributed, is independent of the disclosure obligation with respect to other financial instruments. However, starting on March 1, 2009, revisions to the German Securities Trading Act will become effective which provide that the voting rights from shares and voting rights obtainable through financial instruments will be aggregated. In instances where a disclosure with respect to voting rights is or has been made, an additional disclosure regarding financial instruments will not be necessary unless the aggregate amount of voting rights from or relating to all securities meets, exceeds or falls below any of the above thresholds.

        A German issuer must publish promptly any such notice it receives, but in any event no later than three trading days after receiving the notice. The notice must be published through an electronically operated information dissemination system, a news agency, a news provider, a print medium, and a website for the financial markets (jointly known as a media bundle). In that regard, at least one of those media must allow an active dissemination throughout Europe. In addition, the issuer must promptly, though not necessarily prior to publication, transmit a copy of the notice to the company register (Unternehmensregister). At the same time, the issuer must notify the German Federal Financial Supervisory Authority of the publication.

        The German Securities Trading Act also contains various provisions designed to ensure that shareholdings in listed companies are attributed to the person who actually controls the voting rights associated with such shares.

        Failure by a shareholder to give a required notice results, for the duration of the failure, in the loss of the rights (including voting rights and dividend rights) attaching to the shares that belong to such shareholder or to shares whose voting rights are attributable to it. In certain cases involving a willful or grossly negligent breach of the notification obligations, the loss of rights will continue for an additional six months. In addition, a fine may be imposed for failure to comply with the notice requirement.

        Beginning on May 31, 2009, based on revisions to the German Securities Trading Act, any party whose voting rights from shares meet or exceed the 10% threshold or a higher threshold must notify the issuer, within twenty trading days, of its intentions with respect to the acquisition as well as identify the source of the funds used to make the acquisition and, in the process, make other required disclosures.

Basis of Potential Claims

        Claims against members of our supervisory board or board of management may be asserted on behalf of Daimler AG if the shareholders' meeting so resolves by simple majority. The claim must be brought within six months from the day of the annual meeting of shareholders at which the resolution was passed.

        Admission of an action against the supervisory board and board of management members on behalf of the company may be claimed by shareholders holding in the aggregate at least 1% of the issued shares or shares representing at least €100,000 of our capital stock. The competent court will allow the action to proceed if (i) the shareholders acquired their shares before any information was published from which they could have become aware of the alleged breach of duty or damage; (ii) the company failed to file a suit itself within a reasonable period of time after being asked to do so by the shareholders; (iii) facts exist that justify the suspicion that the company has suffered damage by dishonesty or gross breach of the law or the articles; and (iv) there are no overriding interests of the company against the assertion of such damage claim.

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code that recommends specific governance practices. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the Code's recommendations have been and are being met or, if not, which recommendations have not or are not being applied. Shareholders must be given permanent access to such declaration. Our supervisory board and board of management issued a statement declaring that we have complied, do comply and intend to comply in the future with the recommendations of the Corporate Governance Code, subject to the exceptions identified in the declaration. An English translation of the declaration is an exhibit to this annual report and is also available on our website at http://www.daimler.com/Projects/c2c/channel/documents/1647025_dai_declaration_2008.pdf.

MATERIAL CONTRACTS

        In May 2007, DaimlerChrysler AG, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and a subsidiary of the private-equity firm Cerberus Capital Management L.P. (Cerberus) entered into a Contribution Agreement pursuant to which we agreed to transfer a majority interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) to a subsidiary of Cerberus. The agreement provided for Cerberus to make a capital contribution of €5.2 billion (US$7.2 billion) in return for an 80.1% equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities. We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC. The transaction closed on August 3, 2007.

        In connection with the Chrysler transaction, our subsidiary DaimlerChrysler North America Finance Corporation agreed pursuant to that certain Second Lien Term Loan Agreement, dated as of August 3, 2007, among Carco Intermediate Holdco II, LLC, Chrysler LLC, the several banks and other financial institutions or entities from time to time party thereto, JP Morgan Chase Bank, N.A., as administrative agent and the other agents party thereto, as amended to date, to provide second lien loans of up to US$1.5 billion. These loans, which were drawn in 2008, are to be used in Chrysler's automotive business and are due on February 2014. DaimlerChrysler North America Finance Corporation has the right to sell this commitment or any loan provided thereunder in the credit market, subject to the consent of Chrysler LLC, as borrower, and JP Morgan as administrative agent, such consent not be unreasonably withheld.

        For additional information on the Chrysler transaction, please refer to the information under the heading "Introduction" in "Item 4. Information on the Company", to "Operating Results — Vans, Buses, Other" in "Item 5. Operating and Financial Review and Prospects" and to Note 2 to our Consolidated Financial Statements.

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

Withholding Tax on Dividends

        Effective as of January 1, 2009, the withholding tax rate on dividends paid by a German corporation to non-resident stockholders has been increased from a total rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge) to a total effective rate of 26.375% (consisting of a 25% withholding tax and an effective 1.375% surcharge). Accordingly, Daimler AG will be required to withhold German tax on dividends paid to non-resident stockholders in 2009 at a total effective rate of 26.375%. U.S. shareholders can obtain a partial refund of this 26.375% aggregate German withholding tax under the Income Tax Treaty.

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

        The Income Tax Treaty reduces the German withholding tax rate from 26.375% to 15% of the gross amount of the dividend you receive from a German corporation. Therefore, you may apply for a refund of German withholding tax in an amount equal to 11.375% of the gross amount of the dividend you received (26.375% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate).

        Thus, each US$1,000 of gross dividend paid to you will be subject to a German withholding tax of US$263.75, of which US$113.75 may be refunded to you under the Income Tax Treaty. Assuming you receive the US$113.75 refund, you will receive in total US$850 of cash for each US$1,000 of gross dividend (US$736.25 directly and US$113.75 by way of withholding tax refund). The United States federal income tax rules will treat you as if you received a total dividend of US$1,000, and you will have to include US$1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law, for the net US$150 of German withholding tax.

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

        If you have not done so within the past three years, you must also submit to the German tax authorities IRS Form 6166, Certification of United States Residency. A shareholder seeking the Form 6166 certification must complete IRS Form 8802, Application for United States Residency Certification. A user fee is charged by the IRS to process Form 8802. The user fee is US$35 for a request for up to 20 original Forms 6166 issued under a single taxpayer identification number ("TIN"). Additional user fees apply to additional requests for Form 6166 under the same TIN or requests for Form 6166 under a different TIN. The user fee must be in the form of a check, money order or electronic payment payable in U.S. dollars to the United States Treasury.

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

Reduced United States Tax Rate for Certain Dividends

        The maximum rate of United States federal income tax on qualified dividend income received by an individual (and certain trusts and estates) is 15%. This maximum rate applies to eligible dividends received before January 1, 2011. Qualified dividend income generally includes dividends paid by United States corporations and qualified foreign corporations. A foreign corporation generally will be treated as a qualified foreign corporation for these purposes if:

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

        Form 1099-DIV for 2008 will report the gross amount of Daimler qualified dividends in Box 1b. Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the Daimler dividend.

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

        We are also exposed to commodity price risk associated with our business operations. In addition, we are exposed to equity price risk. Our equity price risk assessment does not include non-controlling equity interests we hold in other companies, which we classify as long-term investments. The equity price risk of the remaining positions is not material to us.

        We seek to manage and control these market risks primarily through our regular operating and financing activities, but we also use derivative financial instruments when we deem it appropriate. We evaluate these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

        For a detailed description of our risk management control systems and information about our exchange rate risk, interest rate risk as well as our equity price risk and commodity price risk, please refer to the discussion under the sub-heading "Finance Market Risks" in Note 30 to our Consolidated Financial Statements. Any market sensitive instruments, including equity and interest bearing securities, that our pension and other post-employment benefit plans hold are not included in the quantitative or qualitative analyses presented in Note 30. Please refer to Note 21 to our Consolidated Financial Statements for additional information regarding our pension plans. For a description of how we account for derivative financial instruments refer to Notes 1 and 29 to our Consolidated Financial Statements.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Disclosure controls and procedures.    Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of management and the member of our board of management responsible for Finance & Controlling/Financial Services, has evaluated, as of December 31, 2008, our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the chairman of our board of management and the member of the board of management responsible for Finance & Controlling/Daimler Financial Services have concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to achieve their intended objectives.

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

        Daimler's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

        Based on its assessment, management believes that, as of December 31, 2008, the company's internal control over financial reporting is effective.

        KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company's internal control over financial reporting as of December 31, 2008. This attestation report appears on page F-3.

        Changes in internal control over financial reporting.    During the period covered by this report, there have not been any changes in Daimler AG's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected, or are reasonably likely to materially affect, Daimler AG's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

        Our supervisory board has made the formal determination that Mr. Bernhard Walter is an "audit committee financial expert" as that term is defined by SEC rules, and that he is "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B. Code of Ethics.

        Our supervisory board has adopted our code of ethics, a code that applies to members of the board of management, including its chairman and the member responsible for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at http://www.daimler.com/Projects/c2c/channel/documents/1069927_20071217_Code_of_Ethics.pdf.

Item 16C. Principal Accountant Fees and Services.

        At the annual meeting held on April 9, 2008, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG AG), to serve as our independent auditor for the 2008 fiscal year. For additional information regarding the appointment of our independent auditor please refer to "Item 6. Directors, Senior Management and Employees." The following table summarizes fees charged in connection with professional services provided by KPMG AG and other independent member firms within the international KPMG network for each of the last two fiscal years.

	Year Ended December 31,
	2008	2007
	(€ in millions)
Audit Fees	50	63
Audit-Related Fees	2	3
Tax Fees	1	2
All Other Fees	2	3

Total	55	71

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

Audit Committee's Pre-approval Policies and Procedures.

        Our audit committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our audit committee and the appointment of our independent auditor, please refer to "Item 6. Directors, Senior Management and Employees." In 2003, our audit committee adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit Related Services, Tax Services, and Other Services that may be performed by our independent auditors. In addition, the audit committee limited the aggregate amount in fees our independent auditors may receive during the 2008 fiscal year for non-audit services in certain categories.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        The following table sets out certain information concerning purchases by us during 2008:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in €)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1/1/08 - 1/31/08	—	—	—	49,808,314
February 2/1/08 - 2/28/08	22,410,077	55,70	22,185,448	27,622,866
March 3/1/08 - 3/31/08	27,856,767	53,63	27,622,866	—
April 4/1/08 - 4/30/08	—	—	—	—
May 5/1/08 - 5/31/08	—	—	—	—
June 6/1/08 - 6/30/08	6,550,000	42,15	6,550,000	89,858,008
July 7/1/08 - 7/31/08	13,850,000	38,14	13,850,000	76,008,008
August 8/1/08 - 8/31/08	6,910,000	40,19	6,910,000	69,098,008
September 9/1/08 - 9/30/08	7,690,000	39,43	7,690,000	61,408,008
October 10/1/08 - 10/31/08	3,297,822	27,38	2,283,381	59,124,177
November 11/1/08 - 11/30/08	—	—	—	59,124,177
December 12/1/08 - 12/31/08	—	—	—	59,124,177

Total	88,564,666	47,62	87,092,145	59,124,177

1
For a description of our share buyback programs, please refer to the discussion under the heading "Share Buyback" in "Item 9. The Offer and Listing."

        The shares recorded in the above table include purchases of 1,472,521 Daimler AG's ordinary shares made under our supported employee stock ownership programs.

        Purchases of Daimler AG's ordinary shares or certificates and options on those shares made by our sponsored pension and other post-employment benefit plans are not recorded in the above table. Our sponsored pension and other post-employment benefit plans purchased in 2008 an aggregate amount of 1,746,914 certificates on Daimler AG's ordinary shares for an average price per unit of €53.86.

Item 16G. Corporate Governance.

        Our corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz), the German Co-determination Act (Mitbestimmungsgesetz), and the German Corporate Governance Code (Deutscher Corporate Governance Kodex) adopted by the Government Commission on the German Corporate Governance Code. These standards differ in some respects from the corporate governance practices followed by U.S. companies under the listing standards of the New York Stock Exchange (NYSE). A summary of the principal differences follows.

Two-Tier Board

        Like all German stock corporations (Aktiengesellschaften), Daimler AG has three corporate bodies — the general meeting of shareholders, the board of management (Vorstand) and the supervisory board (Aufsichtsrat). The German Stock Corporation Act requires a clear separation of management and oversight functions and therefore prohibits simultaneous membership on both boards. Members of the board of management and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members of both boards must take into account the interests of the company, including the interests of its shareholders and employees and, to some extent, the common interest.

        Our board of management is responsible for managing our day-to-day business and representing Daimler AG in its dealings with third parties. The board of management's functions are comparable to those performed in the ordinary course of business by the senior executive officers of a U.S. company. However, the members of the board of management, including its chairman, are regarded as peers and share a collective responsibility for all management decisions.

        The supervisory board oversees our board of management and appoints and removes its members. Members of the supervisory board cannot be involved in the day-to-day management of our business. Pursuant to German law requirements, however, our supervisory board has specified matters requiring its approval. Matters requiring such approval include decisions and actions which would fundamentally change the company's assets, financial position or results of operations.

        According to the German Co-determination Act, the supervisory board of the company consists of twenty members, who are equally divided between shareholder representatives and labor representatives. The chairman of the supervisory board is a representative of the shareholders. In the event of a deadlock, passing a resolution requires another vote and, in the case of a second deadlock, the chairman of the supervisory board casts the deciding vote.

Independence

        Unlike the NYSE listing standards, German law does not require the supervisory board to have a majority of independent directors nor does it provide for an affirmative independence determination. Only the members of our audit committee must meet the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are, however, several rules under German law directed at the independence of supervisory board members. In addition to prohibiting members of the board of management from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They are also not bound by directions or instructions from third parties. Moreover, according to German law, consulting or other service agreements between a German stock corporation and any of its supervisory board members must be approved by the supervisory board.

        The German Corporate Governance Code contains additional corporate governance rules directed at the independence of supervisory board members. The Code recommends that the supervisory board includes an adequate number of independent members. The rules of procedure of our supervisory board implement this recommendation by providing that more than half of the shareholder representatives on the supervisory board should be independent. In accordance with the Code, our supervisory board takes into account potential conflicts of interest when nominating candidates for election to the supervisory board as shareholder representatives. If a significant conflict of interest that is more than temporary arises during the term of a member of our supervisory board, the rules of procedure of our supervisory board require such member to resign. Contrary to the requirements of the NYSE listing standards, the supervisory board is not required to meet at regularly scheduled executive sessions without the board of management attending. The supervisory board meets without members of the board of management attending if necessary or at the supervisory board's election.

        In an effort to introduce a broader range of experiences and expertise and a greater degree of independence, consistent with the German Corporate Governance Code, the articles of incorporation of Daimler AG provide that no more than two former members of our board of management may be members of the supervisory board at any given time. In addition, no individual holding an executive position or advisory role in a major competitor may be a member of our supervisory board, and no member of our supervisory board may hold more than four other supervisory board positions in listed companies outside the Group, if he is also a member of the board of management of a listed company.

Supervisory Board Committees

        German stock corporations that are subject to the German Co-determination Act are required to establish a mediation committee (Vermittlungsausschuss). The charge of the mediation committee is to resolve any impasse among the members of the supervisory board in the event the supervisory board is unable to achieve the two-thirds supermajority vote of its members required to appoint or dismiss a member of the board of management.

        In addition to the mediation committee, we have an audit committee (Prüfungsausschuss) which handles the formal engagement of the company's independent auditor once the auditor has been elected by the annual meeting of shareholders. Our audit committee also addresses issues of accounting, risk management, compliance and auditor independence.

        The presidential committee (Präsidialausschuss) determines the compensation of the members of the board of management within the framework of the compensation system approved by the supervisory board. In particular, the presidential committee determines salaries and incentive compensation awards for members of the board of management.

        Finally, our supervisory board established a nomination committee (Nominierungsausschuss) as recommended by the German Corporate Governance Code. The nomination committee, which consists exclusively of shareholder representatives of the supervisory board, recommends candidates as future shareholder representatives to the supervisory board for approval by the shareholders.

        Shareholder representatives and members of the supervisory board elected by employees are equally represented on the mediation committee, the presidential committee and the audit committee.

Further Information

        For additional information regarding our boards, including the audit and other committees of our supervisory board, please refer to the discussion in "Item 6. Directors, Senior Management and Employees." For further information regarding our corporate governance in general, including compliance with the German Corporate Governance Code, please refer to the discussion under the heading "Articles of Incorporation" in "Item 10. Additional Information". For further information regarding our code of ethics, please refer to the discussion under "Item 16B. Code of Ethics".

PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements on pages F-1 through F-87.

Item 19. Exhibits.

We have filed the following documents as exhibits to this annual report:
1.1	Articles of Incorporation (Satzung) of Daimler AG as amended to date.
2.1	The total amount of long-term debt securities of Daimler AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Daimler AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	The following agreements (without exhibits and schedules): Contribution Agreement, dated May 14, 2007, among DaimlerChrysler AG, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and CG Investor, LLC; Second Lien Term Loan Agreement, dated as of August 3, 2007, among Carco Intermediate Holdco II, LLC, Chrysler LLC, the several banks and other financial institutions or entities from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto; First Omnibus Amendment, dated as of September 28, 2007, to, among others, Second Lien Credit Arrangement; and Second Amendment, dated as of November 29, 2007, to Second Lien Credit Agreement. (Filed as an Exhibit to Daimler AG's Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.)
7.	Ratios of Earnings to Fixed Charges.
8.1	List of subsidiaries.
12.1	Certification of the Chairman of the Board of Management pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management, Finance & Controlling/Financial Services pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.
15.1	Declaration by the Board of Management and Supervisory Board of Daimler AG pursuant to §161 Joint Stock Corporation Act (AktG) regarding the German Corporate Governance Code as amended on June 6, 2008 with effect as of August 8, 2008.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 27, 2009

DAIMLER AG
By:	/s/ DIETER ZETSCHE Dr. Dieter Zetsche Chairman of the Board of Management / Head of Mercedes-Benz Cars
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling / Daimler Financial Services

DAIMLER AG

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Daimler AG:

        We have audited the accompanying consolidated balance sheets of Daimler AG and subsidiaries ("Daimler") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of Daimler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daimler as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Daimler's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2009 expressed an unqualified opinion on the effectiveness of Daimler's internal control over financial reporting.

        KPMG AG Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Daimler AG:

        We have audited Daimler AG's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Daimler AG's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Daimler AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Daimler AG and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 24, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
February 24, 2009

DAIMLER AG AND SUBSIDIARIES
Consolidated Statements of Income

		Consolidated
		Year ended December 31,
(in millions of €)	Note	2008	2007	2006

Revenue	3	95,873	99,399	99,222

Cost of sales	4	(74,314)	(75,404)	(78,782)

Gross profit		21,559	23,995	20,440

Selling expenses	4	(9,204)	(8,956)	(8,936)

General administrative expenses	4	(4,124)	(4,023)	(4,088)

Research and non-capitalized development costs		(3,055)	(3,158)	(3,018)

Other operating income (expense), net	5	780	27	642

Share of profit (loss) from companies accounted for using the equity method, net	12	(998)	1,053	(148)

Other financial income (expense), net	6	(2,228)	(228)	100

Earnings before interest and taxes (EBIT)[2]		2,730	8,710	4,992

Interest income (expense), net	7	65	471	(90)

Profit before income taxes		2,795	9,181	4,902

Income tax expense	8	(1,091)	(4,326)	(1,736)

Net profit from continuing operations		1,704	4,855	3,166

Net profit (loss) from discontinued operations	2	(290)	(870)	617

Net profit		1,414	3,985	3,783

Minority interest		(66)	(6)	(39)

Profit attributable to shareholders of Daimler AG		1,348	3,979	3,744

Earnings (loss) per share (in €) for profit attributable to shareholders of Daimler AG	33

Basic

Net profit from continuing operations		1.71	4.67	3.06

Net profit (loss) from discontinued operations		(0.30)	(0.84)	0.60

Net profit		1.41	3.83	3.66

Diluted

Net profit from continuing operations		1.70	4.63	3.04

Net profit (loss) from discontinued operations		(0.30)	(0.83)	0.60

Net profit		1.40	3.80	3.64

2
EBIT includes expenses from compounding of provisions (2008: €429 million; 2007: €444 million; 2006: €418 million).

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Statements of Income

Industrial Business[1]			Daimler Financial Services[1]
Year ended December 31,			Year ended December 31,
2008	2007	2006	2008	2007	2006	(in millions of €)

86,591	90,688	91,116	9,282	8,711	8,106	Revenue

(66,482)	(68,168)	(72,215)	(7,832)	(7,236)	(6,567)	Cost of sales

20,109	22,520	18,901	1,450	1,475	1,539	Gross profit

(8,887)	(8,643)	(8,629)	(317)	(313)	(307)	Selling expenses

(3,608)	(3,492)	(3,618)	(516)	(531)	(470)	General administrative expenses

(3,055)	(3,158)	(3,018)	—	—	—	Research and non-capitalized development costs

749	35	617	31	(8)	25	Other operating income (expense), net

(1,029)	1,051	(174)	31	2	26	Share of profit (loss) from companies accounted for using the equity method, net

(2,226)	(233)	106	(2)	5	(6)	Other financial income (expense), net

2,053	8,080	4,185	677	630	807	Earnings before interest and taxes (EBIT)[2]

76	482	(80)	(11)	(11)	(10)	Interest income (expense), net

2,129	8,562	4,105	666	619	797	Profit before income taxes

(882)	(4,101)	(1,398)	(209)	(225)	(338)	Income tax expense

1,247	4,461	2,707	457	394	459	Net profit from continuing operations

(290)	(1,850)	46	—	980	571	Net profit (loss) from discontinued operations

957	2,611	2,753	457	1,374	1,030	Net profit

1
Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

2
EBIT includes expenses from compounding of provisions (2008: €429 million; 2007: €444 million; 2006: €418 million).

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Balance Sheets

		Consolidated		Industrial Business[1]		Daimler Financial Services[1]
		At December 31,		At December 31,		At December 31,
(in millions of €)	Note	2008	2007	2008	2007	2008	2007

Assets

Intangible assets	9	6,037	5,202	5,964	5,128	73	74

Property, plant and equipment	10	16,087	14,650	16,022	14,600	65	50

Equipment on operating leases	11	18,672	19,638	7,185	8,186	11,487	11,452

Investments accounted for using the equity method	12	4,319	5,034	4,258	4,845	61	189

Receivables from financial services	13	25,003	22,933	(302)	—	25,305	22,933

Other financial assets	14	3,278	4,155	3,060	3,928	218	227

Deferred tax assets	8	2,828	1,882	2,544	1,613	284	269

Other assets	15	606	480	454	339	152	141

Total non-current assets		76,830	73,974	39,185	38,639	37,645	35,335

Inventories	16	16,805	14,086	16,244	13,604	561	482

Trade receivables	17	6,999	6,361	6,793	6,135	206	226

Receivables from financial services	13	17,384	16,280	(67)	—	17,451	16,280

Cash and cash equivalents		6,912	15,631	4,664	14,894	2,248	737

Other financial assets	14	4,718	5,472	(2,489)	(1,034)	7,207	6,506

Other assets	15	2,571	2,368	181	(68)	2,390	2,436

Sub-total current assets		55,389	60,198	25,326	33,531	30,063	26,667

Assets held for sale (Potsdamer Platz)	18	—	922	—	922	—	—

Total current assets		55,389	61,120	25,326	34,453	30,063	26,667

Total assets		132,219	135,094	64,511	73,092	67,708	62,002

Equity and liabilities

Share capital		2,768	2,766

Capital reserves		10,204	10,221

Retained earnings		19,359	22,656

Other reserves		328	1,075

Treasury shares		(1,443)	—

Equity attributable to shareholders of Daimler AG		31,216	36,718

Minority interest		1,508	1,512

Total equity	19	32,724	38,230	28,092	33,840	4,632	4,390

Provisions for pensions and similar obligations	21	4,140	3,852	3,969	3,686	171	166

Provisions for income taxes		1,582	1,761	1,579	1,761	3	—

Provisions for other risks	22	4,910	6,129	4,801	5,984	109	145

Financing liabilities	23	31,209	31,867	10,505	11,905	20,704	19,962

Other financial liabilities	24	1,942	1,747	1,846	1,589	96	158

Deferred tax liabilities	8	1,725	673	(3,171)	(2,091)	4,896	2,764

Deferred income		1,728	1,855	1,210	1,351	518	504

Other liabilities	25	77	114	78	114	(1)	—

Total non-current liabilities		47,313	47,998	20,817	24,299	26,496	23,699

Trade payables		6,478	6,939	6,268	6,730	210	209

Provisions for income taxes		774	548	39	(1,180)	735	1,728

Provisions for other risks	22	6,830	7,272	6,647	7,026	183	246

Financing liabilities	23	27,428	23,100	(6,057)	(6,886)	33,485	29,986

Other financial liabilities	24	8,376	8,368	7,193	7,255	1,183	1,113

Deferred income		1,239	1,341	573	777	666	564

Other liabilities	25	1,057	1,272	939	1,205	118	67

Sub-total current liabilities		52,182	48,840	15,602	14,927	36,580	33,913

Liabilities held for sale (Potsdamer Platz)	18	—	26	—	26	—	—

Total current liabilities		52,182	48,866	15,602	14,953	36,580	33,913

Total equity and liabilities		132,219	135,094	64,511	73,092	67,708	62,002

1
Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Equity1

				Other reserves
								Equity attributable to share- holders of Daimler AG
(in millions of €)	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Treasury shares		Minority interests	Total equity

Balance at January 1, 2006	2,647	8,243	21,485	1,967	451	752	—	35,545	412	35,957

Net profit	—	—	3,744	—	—	—	—	3,744	39	3,783
Income and (expenses) recognized directly in equity	—	—	—	(1,585)	120	414	—	(1,051)	(36)	(1,087)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	(27)	(155)	—	(182)	—	(182)

Total income for period	—	—	3,744	(1,585)	93	259	—	2,511	3	2,514

Dividends	—	—	(1,527)	—	—	—	—	(1,527)	(20)	(1,547)
Share-based payment	—	39	—	—	—	—	—	39	—	39
Issue of new shares	26	284	—	—	—	—	—	310	9	319
Acquisition of treasury shares	—	—	—	—	—	—	(29)	(29)	—	(29)
Issue of treasury shares	—	—	—	—	—	—	29	29	—	29
Other	—	47	—	—	—	—	—	47	17	64

Balance at December 31, 2006	2,673	8,613	23,702	382	544	1,011	—	36,925	421	37,346

Net profit	—	—	3,979	—	—	—	—	3,979	6	3,985
Income and (expenses) recognized directly in equity	—	—	—	(800)	(244)	32	—	(1,012)	68	(944)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	19	131	—	150	1	151

Total income for period	—	—	3,979	(800)	(225)	163	—	3,117	75	3,192

Dividends	—	—	(1,542)	—	—	—	—	(1,542)	(37)	(1,579)
Share-based payment	—	36	—	—	—	—	—	36	—	36
Issue of new shares	93	1,549	—	—	—	—	—	1,642	14	1,656
Acquisition of treasury shares	—	—	—	—	—	—	(3,510)	(3,510)	—	(3,510)
Issue of treasury shares	—	—	—	—	—	—	27	27	—	27
Retirement of own shares	—	—	(3,483)	—	—	—	3,483	—	—	—
Other	—	23	—	—	—	—	—	23	1,039	1,062

Balance at December 31, 2007	2,766	10,221	22,656	(418)	319	1,174	—	36,718	1,512	38,230

Net profit	—	—	1,348	—	—	—	—	1,348	66	1,414
Income and (expenses) recognized directly in equity	—	—	—	(99)	(250)	(599)	—	(948)	(70)	(1,018)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	14	187	—	201	39	240

Total income for period	—	—	1,348	(99)	(236)	(412)	—	601	35	636

Dividends	—	—	(1,928)	—	—	—	—	(1,928)	(92)	(2,020)
Share-based payment	—	(43)	—	—	—	—	—	(43)	—	(43)
Issue of new shares	2	17	—	—	—	—	—	19	18	37
Acquisition of treasury shares	—	—	—	—	—	—	(4,218)	(4,218)	—	(4,218)
Issue of treasury shares	—	—	—	—	—	—	58	58	—	58
Retirement of own shares	—	—	(2,717)	—	—	—	2,717	—	—	—
Other	—	9	—	—	—	—	—	9	35	44

Balance at December 31, 2008	2,768	10,204	19,359	(517)	83	762	(1,443)	31,216	1,508	32,724

1
For other information regarding changes in equity, see Note 19.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows1

	Consolidated
(in millions of €)	2008	2007	2006

Net profit adjusted for	1,414	3,985	3,783

Depreciation and amortization	5,623	8,010	12,944

Other non-cash expense and income	2,622	3,514	177

(Gains) losses on disposals of assets	(720)	(1,307)	(529)

Change in operating assets and liabilities

— Inventories	(2,717)	(1,751)	68

— Trade receivables	(527)	215	(121)

— Trade payables	(644)	208	155

— Inventory-related receivables from financial services	(984)	(175)	(344)

— Other operating assets and liabilities	(862)	389	(1,796)

Cash provided by (used for) operating activities	3,205	13,088	14,337

Purchase of equipment on operating leases	(5,390)	(11,231)	(15,811)

Proceeds from disposals of equipment on operating leases	3,052	4,318	4,991

Additions to property, plant and equipment	(3,559)	(4,247)	(5,874)

Additions to intangible assets	(1,543)	(1,354)	(1,322)

Proceeds from disposals of property, plant and equipment and intangible assets	1,501	1,297	710

Investments in businesses	(982)	(159)	(473)

Proceeds from disposals of businesses	515	3,799	1,158

Cash flow related to the transfer of the Chrysler activities	—	22,594	—

Change in wholesale receivables	(299)	(422)	57

Investments in retail receivables	(12,717)	(19,813)	(27,550)

Collections on retail receivables	11,363	18,959	27,225

Proceeds from sale of retail receivables	—	2,247	2,339

Acquisition of securities (other than trading)	(10,134)	(15,030)	(14,827)

Proceeds from sales of securities (other than trading)	10,341	19,617	13,467

Change in other cash	(951)	(38)	53

Cash provided by (used for) investing activities	(8,803)	20,537	(15,857)

Change in short-term financing liabilities	1,525	(9,763)	1,472

Additions to long-term financing liabilities	28,825	16,195	29,107

Repayment of long-term financing liabilities	(27,122)	(28,230)	(26,940)

Dividends paid (including profit transferred from subsidiaries)	(2,020)	(1,579)	(1,553)

Proceeds from issuance of share capital (including minority interest)	95	1,683	339

Purchase of treasury shares	(4,218)	(3,510)	(29)

Cash provided by (used for) financing activities	(2,915)	(25,204)	2,396

Effect of foreign exchange rate changes on cash and cash equivalents	(206)	(1,199)	(530)

Net increase (decrease) in cash and cash equivalents	(8,719)	7,222	346

Cash and cash equivalents at the beginning of the period	15,631	8,409	8,063

Cash and cash equivalents at the end of the period	6,912	15,631	8,409

1
For other information regarding consolidated statements of cash flows, see Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows1 -- (Continued)

Industrial Business[2]			Daimler Financial Services[2]
						(in millions of €)
2008	2007	2006	2008	2007	2006

957	2,611	2,753	457	1,374	1,030	Net profit adjusted for

3,123	4,220	7,173	2,500	3,790	5,771	Depreciation and amortization

653	3,121	(464)	1,969	393	641	Other non-cash expense and income

(712)	(1,306)	(545)	(8)	(1)	16	(Gains) losses on disposals of assets

						Change in operating assets and liabilities

(2,628)	(1,621)	224	(89)	(130)	(156)	— Inventories

(517)	198	(118)	(10)	17	(3)	— Trade receivables

(644)	246	122	—	(38)	33	— Trade payables

(984)	(175)	(344)	—	—	—	— Inventory-related receivables from financial services

(1,113)	(1,706)	(2,344)	251	2,095	548	— Other operating assets and liabilities

(1,865)	5,588	6,457	5,070	7,500	7,880	Cash provided by (used for) operating activities

—	—	—	(5,390)	(11,231)	(15,811)	Purchase of equipment on operating leases

(179)	—	—	3,231	4,318	4,991	Proceeds from disposals of equipment on operating leases

(3,518)	(4,206)	(5,845)	(41)	(41)	(29)	Additions to property, plant and equipment

(1,523)	(1,327)	(1,301)	(20)	(27)	(21)	Additions to intangible assets

1,490	1,263	683	11	34	27	Proceeds from disposals of property, plant and equipment and intangible assets

(981)	(153)	(54)	(1)	(6)	(419)	Investments in businesses

468	3,796	1,169	47	3	(11)	Proceeds from disposals of businesses

—	24,029	—	—	(1,435)	—	Cash flow related to the transfer of the Chrysler activities

529	(1,155)	348	(828)	733	(291)	Change in wholesale receivables

11,120	9,920	8,666	(23,837)	(29,733)	(36,216)	Investments in retail receivables

(8,005)	(7,207)	(7,548)	19,368	26,166	34,773	Collections on retail receivables

—	—	—	—	2,247	2,339	Proceeds from sale of retail receivables

(10,134)	(15,030)	(14,862)	—	—	35	Acquisition of securities (other than trading)

10,246	19,558	13,467	95	59	—	Proceeds from sales of securities (other than trading)

(1,015)	(216)	43	64	178	10	Change in other cash

(1,502)	29,272	(5,234)	(7,301)	(8,735)	(10,623)	Cash provided by (used for) investing activities

1,275	(7,347)	3,104	250	(2,416)	(1,632)	Change in short-term financing liabilities

10,014	(19,508)	(5,744)	18,811	35,703	34,851	Additions to long-term financing liabilities

(11,936)	5,240	1,425	(15,186)	(33,470)	(28,365)	Repayment of long-term financing liabilities

(1,861)	(1,179)	(722)	(159)	(400)	(831)	Dividends paid (including profit transferred from subsidiaries)

(2)	1,440	306	97	243	33	Proceeds from issuance of share capital (including minority interest)

(4,218)	(3,510)	(29)	—	—	—	Purchase of treasury shares

(6,728)	(24,864)	(1,660)	3,813	(340)	4,056	Cash provided by (used for) financing activities

(135)	(1,162)	(432)	(71)	(37)	(98)	Effect of foreign exchange rate changes on cash and cash equivalents

(10,230)	8,834	(869)	1,511	(1,612)	1,215	Net increase (decrease) in cash and cash equivalents

14,894	6,060	6,929	737	2,349	1,134	Cash and cash equivalents at the beginning of the period

4,664	14,894	6,060	2,248	737	2,349	Cash and cash equivalents at the end of the period

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

        The consolidated financial statements also include all information required by the IFRS as endorsed by the European Union, as well as additional information required by Section 315a(1) of the German Commercial Code (HGB).

        Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. The company is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany.

        The consolidated financial statements of Daimler AG are presented in euros (€).

        The Board of Management authorized the consolidated financial statements for issue on February 24, 2009.

Basis of presentation

        Applied IFRS.    The accounting policies applied in the consolidated financial statements comply with the IFRS required to be applied as of December 31, 2008.

        The Group early adopted IFRS 8 "Operating Segments" in a previous year. IFRS 8 replaced IAS 14 "Segment Reporting" and follows the so-called management approach to segment reporting. Accordingly, information concerning the operating segments is published based on internal reporting.

        In 2008, the Group early adopted the amendments to IAS 1.68 and 1.71 "Statement of financial position: current assets and liabilities", including the reclassification of the comparative numbers for 2007.

        IFRS issued and EU endorsed but not yet adopted.    In March 2007, the IASB issued an amendment of IAS 23 "Borrowing Costs." The amendment removes the option of immediately recognizing borrowing costs as an expense which is currently elected by the Group. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively as of January 1, 2009 for qualifying assets whose construction or production started after that date. Daimler is currently determining the effect of IAS 23 on the Group's consolidated financial statements.

        In May 2008, the IASB published its omnibus standard for improvements to IFRS. One of the improvements is that the presentation of derecognition of assets held for rental is amended. The proceeds from the sale of assets held for rental in the course of ordinary activities has to be recognized as revenue in accordance with the amended IAS 16. Cash flows in conjunction with these sales are shown under cash flows from operating activities in accordance with the amended IAS 7. Daimler will account for these amendments beginning on January 1, 2009 and will adjust prior years accordingly. As a result, revenue and cost of sales have to be adjusted in the statements of income as well as cash flows from operating activities and cash flows from investing activities in the statements of cash flows. Other improvements in the standard will be implemented as of the respective date of effectiveness, as applicable.

        IFRS issued but neither EU endorsed nor yet adopted.    In January 2008, the IASB published revisions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements." Major changes

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

are: (a) the requirement that the assets acquired, the liabilities assumed and the equity interests be consistently measured at fair value on the acquisition date; (b) costs incurred in an acquisition are to be recognized in the income statement of the period; (c) option of measuring any non-controlling interest in the entity acquired at fair value; and (d) once control is obtained all other increases and decreases in ownership interest are reported in equity. Adoption of the standard is required prospectively for annual periods beginning on or after July 1, 2009, with earlier adoption permitted. Currently, Daimler does not intend to opt for early adoption of the standards.

        Other IFRS issued but not required to be adopted are not expected to have significant influence on the Group's financial position, financial performance or cash flows.

        Presentation.    Presentation in the balance sheet differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions for pensions and similar obligations are presented as non-current items. The consolidated statement of income is presented using the cost-of-sales method.

        Commercial practices with respect to certain products manufactured by the Group necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business.

        To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group's industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

        Measurement.    The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as pensions and similar obligations. Measurement models applied to those exceptions are described below.

        Use of estimates and judgments.    Preparation of the consolidated financial statements requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, collectability of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, recoverability of deferred tax assets, useful lives of plant and equipment, warranty obligations, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

        For several years, the industrial business activities of Daimler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of Daimler identified and initiated changes including modification of its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, Daimler examined their effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect the changing business environment for the years following 2006. In 2007, this reassessment of useful lives led to an increase in profit before income taxes of €888 million (€556 million net of taxes and €0.54 per share). At that

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

time the estimated effects on the years 2008 and 2009 amounted to €708 million and €485 million before income taxes. The effects of the change in estimates on net profit (loss) from discontinued operations were not material.

        Risks and uncertainties.    Daimler's financial position, results of operations and cash flows are subject to numerous risks and uncertainties. For example, a downturn of the global economy could cause actual results to vary from current expectations. In particular, as a result of the current financial crisis and its impact on the economy, significant risks exist regarding the future development of the global economy. Additional parameters which may cause actual results to differ from current expectations include further increases in overcapacity and the intensity of competition in the automotive industry; dependence on suppliers, especially single-source suppliers; fluctuations in currency exchange rates, interest rates and commodity prices; the resolution of significant legal proceedings; and environmental and other government regulations.

        Principles of consolidation.    The consolidated financial statements include the financial statements of Daimler and, in general, the financial statements of Daimler's subsidiaries, including special purpose entities which are directly or indirectly controlled by Daimler. Control means the power, directly or indirectly, to govern the financial and operating policies of an entity so that the Group obtains benefits from its activities.

        The financial statements of consolidated subsidiaries are generally prepared as of the balance sheet date of the consolidated financial statements, except for Mitsubishi Fuso Truck and Bus Corporation (MFTBC), a significant subgroup which is consolidated with a one-month time lag. Adjustments are made for significant events or transactions that occur during the time lag.

        The financial statements of Daimler and its subsidiaries included in the consolidated financial statements have been prepared using uniform recognition and valuation principles. All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated special purpose entities have been eliminated.

        Business combinations arising after the transition to IFRS on January 1, 2005 are accounted for using the purchase method.

        Daimler transfers in particular automotive finance receivables in the ordinary course of business to special purpose entities. According to IAS 27 "Consolidated and Separate Financial Statements" and the Standing Interpretations Committee (SIC) Interpretation 12 "Consolidation — Special Purpose Entities," those special purpose entities have to be consolidated by the transferor. The transferred financial assets remain on Daimler's consolidated balance sheet.

        Investments in associated companies and joint ventures.    Associated companies are equity investments in which Daimler has the ability to exercise significant influence over the financial and operating policies of the investee. Joint ventures are those entities over whose activities Daimler has joint control with partners, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Significant associated companies and joint ventures are accounted for using the equity method.

        The excess of the cost of Daimler's initial investment in equity method companies over the Group's proportionate ownership interest is recognized as investor level goodwill and included in the carrying amount of the investment accounted for using the equity method.

        If the carrying amount exceeds the recoverable amount of an investment in any associated company or joint venture, the carrying amount of the investment has to be reduced to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. An impairment loss is recognized in the income statement in the line item "share of profit (loss) from companies accounted for using the equity method, net."

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Profits from transactions with associated companies and joint ventures are eliminated by reducing the carrying amount of the investment.

        For the investments in the European Aeronautic Defence and Space Company EADS N.V. (EADS), Tognum AG (Tognum) and Chrysler Holding LLC (Chrysler) the Group's proportionate share of the results of operations are included in Daimler's consolidated financial statements with a three-month time lag because the financial statements of these associated companies are not made available timely to Daimler. Adjustments are made for all significant events or transactions that occur during the time lag (see also Note 12).

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

        The assets and liabilities of foreign companies for which the functional currency is not the euro are translated into euros using period-end exchange rates. The translation adjustments generated after the transition to IFRS on January 1, 2005, are recorded directly in equity. The consolidated statements of income and cash flows are translated into euros using average exchange rates during the respective periods.

        The exchange rates of the US dollar, the most significant foreign currency for Daimler, were as follows:

		2008	2007	2006
		€1 =	€1 =	€1 =
Exchange rate at December 31		1.3917	1.4721	1.3170
Average exchange rate	First quarter	1.4976	1.3106	1.2023
	Second quarter	1.5622	1.3481	1.2582
	Third quarter	1.5050	1.3738	1.2743
	Fourth quarter	1.3166	1.4487	1.2887

Accounting policies

        Revenue recognition.    Revenue from sales of vehicles, service parts and other related products is recognized when the risks and rewards of ownership of the goods are transferred to the customer, the amount of revenue can be estimated reliably and collectability is reasonably assured. Revenue is recognized net of discounts, cash sales incentives, customer bonuses and rebates granted.

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

        The Group offers an extended, separately priced warranty for certain products. Revenue from these contracts is deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period if the sum of the expected costs for services under the contract exceeds unearned revenue.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their estimated fair values.

        Sales in which the Group guarantees the minimum resale value of the product, such as sales to certain rental car company customers, are accounted for similar to an operating lease. The guarantee of the resale value may take the form of an obligation by Daimler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount, or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

        Revenue from operating leases is recognized on a straight-line basis over the lease term.

        Research and non-capitalized development costs.    Expenditure for research and development that does not meet the conditions for capitalization according to IAS 38 "Intangible Assets" is expensed as incurred.

        Borrowing costs.    Borrowing costs are expensed as incurred.

        Interest income (expense), net.    Interest income (expense), net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interests and changes in fair values related to interest rate hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Furthermore, the interest component from pensions and similar obligations is disclosed under this line item.

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

        Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduces Daimler's percentage ownership ("dilution gains and losses") and Daimler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in other financial income (expense), net, or in share of profit (loss) from companies accounted for using the equity method, net.

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

        Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry-forwards and tax credits. Measurement takes place on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this purpose, the tax rates and tax rules are used which have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. Daimler recognizes a valuation allowance for deferred tax assets when it is unlikely that a respective amount of future taxable profit will be available or when Daimler has no control over the tax advantage.

        Tax benefits resulting from uncertain income tax positions are recognized at the best estimate of the tax amount expected to be paid.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Discontinued operations.    The operating activities of Chrysler including the related financial services business in North America until August 3, 2007, the result from the deconsolidation of the Chrysler activities and adjustments of this result are presented as discontinued operations in the Group's statements of income (see Note 2).

        Earnings (loss) per share.    Basic earnings (loss) per share are calculated by dividing profit or loss attributable to shareholders of Daimler by the weighted average number of shares outstanding. Diluted earnings per share additionally reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted.

        Goodwill.    For acquisitions consummated after the transition to IFRS on January 1, 2005, goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and the liabilities assumed. The purchase of minority rights is treated in the same manner. In the case of an adjustment for contingent consideration, such amount is included in goodwill.

        Other intangible assets.    Intangible assets acquired are measured at cost less accumulated amortization. If necessary accumulated impairment losses will be recognized. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

        Intangible assets other than development costs with finite useful lives are generally amortized on a straight-line basis over their useful lives (3 to 10 years) and are reviewed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recorded in functional costs.

        Development costs are recognized if the conditions for capitalization according to IAS 38 are met. Subsequent to initial recognition, the asset is carried at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs include all direct costs and allocable overheads and are amortized over the expected product life cycle (2 to 10 years). Amortization of capitalized development costs is an element of the manufacturing costs allocated to those vehicles and components by which they have been generated and is included in cost of sales when the inventory is sold.

        Property, plant and equipment.    Property, plant and equipment are valued at acquisition or manufacturing costs less accumulated depreciation. If necessary accumulated impairment losses will be recognized. The costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimate of the costs of dismantling and removing the item and restoring the site, if any. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value less the respective accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized using the straight-line method. A residual value of the asset is considered. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	10 to 50 years
Technical equipment and machinery	6 to 25 years
Other equipment, factory and office equipment	2 to 30 years

        Leasing.    Leasing includes all arrangements that transfer the right to use a specified asset for a stated period of time in return for a payment, even if the right to use such asset is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and a lessor of its products, principally

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

passenger cars, trucks, vans and buses. It is evaluated on the basis of the risks and rewards of a leased asset whether the ownership of the leased asset is attributed to the lessee (finance lease) or to the lessor (operating lease). Rent expense on operating leases where the Group is lessee is recognized over the respective lease terms on a straight-line basis. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or manufacturing cost and is depreciated to its expected residual value over the contractual term of the lease, on a straight-line basis. The same accounting principles apply to assets if Daimler sells such assets and leases them back from the buyer.

        Impairment of non-financial assets.    Daimler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill, intangible assets with indefinite useful lives as well as intangible assets not yet in use), Daimler estimates the recoverable amount of the asset. The recoverable amount is determined for each individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of fair value less costs to sell and value in use. Daimler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). Fair value is measured by discounting future cash flows using a risk-adjusted interest rate. Cash flows, which influence the assessment of residual values, are estimated on the basis of the operative planning (two years period) supplemented by additional information from the strategic planning, but principally without taking any growth rates into account. Periods not covered by the forecast are taken into account by recognizing a residual value. If fair value less costs to sell cannot be determined or is lower than the carrying amount, value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

        An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If this is the case, Daimler records a partial or an entire reversal of the impairment. Thereby, the carrying amount is increased to its recoverable amount. However, the increased carrying amount shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized in prior years.

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

        Inventories.    Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price less any remaining costs to sell. The cost of inventories is based on the average cost principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost also includes production overheads based on normal capacity.

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

        Upon initial recognition financial instruments are measured at fair value. For the purpose of subsequent measurement, financial instruments are allocated to one of the categories mentioned in IAS 39 "Financial Instruments: Recognition and Measurement." Transaction costs directly attributable to acquisition or issuance are

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If the trade date and the settlement date (i.e. the date of delivery) differ, Daimler uses the trade date for purposes of initial recognition or derecognition.

        Financial assets.    Financial assets primarily comprise receivables from financial services, trade receivables, receivables from banks, cash on hand, derivative financial assets and marketable securities and investments.

        Financial assets at fair value through profit or loss.    Financial assets at fair value through profit or loss include those financial assets designated as held for trading.

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

        Available-for-sale financial assets.    Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or that are not classified in any of the preceding categories. This category includes, among others, equity instruments and debt instruments such as government bonds, corporate bonds and commercial paper.

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

        Impairment of financial assets.    At each reporting date the carrying amounts of the financial assets other than those to be measured at fair value through profit or loss are assessed to determine whether there is objective, significant evidence of impairment (e.g. a debtor is facing serious financial difficulties or there is a substantial change in the technological, economic, legal or market environment of the debtor).

        For equity instruments, a significant or prolonged decline in fair value is objective evidence for a possible impairment. Daimler has defined criteria for the significance and duration of a decline in fair value. A decline in

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

fair value is deemed significant if it exceeds 20% of the carrying amount of the investment; it is deemed prolonged to the extent that it does not reverse within nine months.

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

        If, in a subsequent reporting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss recorded in prior periods is reversed and recognized in profit or loss.

        In most cases, an impairment loss on loans and receivables (e.g. receivables from financial services including finance lease receivables, trade receivables) is recorded using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable depends on the estimated probability of the loss of receivables. When receivables are assessed as uncollectible, the impaired asset is derecognized.

        Available-for-sale financial assets.    If an available-for-sale financial asset is impaired, the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is reclassified from direct recognition in equity to the income statement. Reversals with respect to equity instruments classified as available for sale are recognized in equity. Reversals of impairment losses on debt instruments are reversed through the statement of income if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment losses were recognized in income.

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

        Derivative financial instruments and hedge accounting.    Daimler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors mainly for the purpose of hedging interest rate and currency risks that arise from its operating, financing, and investing activities.

        Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

        Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date. The fair value of listed derivatives is equal to their positive or negative market value. If a market value is not available, fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        If the requirements for hedge accounting set out in IAS 39 are met, Daimler designates and documents the hedge relationship from the date a derivative contract is entered into as either a fair value hedge or a cash flow hedge. In a fair value hedge, the fair value of a recognized asset or liability or an unrecognized firm commitment is hedged. In a cash flow hedge, the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedging relationship includes the objectives and strategy of risk management, the type of hedging relationship, the nature of risk being hedged, the identification of the hedging instrument and the hedged item as well as a description of the method used to assess hedge effectiveness. The hedging transactions are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are regularly assessed to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

        Changes in the fair value of derivative financial instruments are recognized periodically in either earnings or equity, as a component of other reserves, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For cash flow hedges, fair value changes in the effective portion of the hedging instrument are recognized in other reserves, net of applicable taxes. Amounts taken to equity are reclassified to the income statement when the hedged transaction affects the income statement. The ineffective portion of the fair value changes is recognized in profit or loss.

        If derivative financial instruments do not or no longer qualify for hedge accounting because the qualifying criteria for hedge accounting are not or are no longer met, the derivative financial instruments are classified as held for trading.

        Pensions and similar obligations.    The measurement of defined benefit plans for pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 "Employee Benefits" is based on the "projected unit credit method." For the valuation of defined post-employment benefit plans, differences between actuarial assumptions used and actual results and changes in actuarial assumptions result in actuarial gains and losses, which have to be amortized in future periods. Amortization of unrecognized actuarial gains and losses arising after the transition to IFRS on January 1, 2005 is recorded in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the following year with an effect on earnings if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such cases, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

        When the benefits of a plan are changed, the portion of the change in benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the impact is recognized directly in profit or loss.

        A negative net obligation arising from prepaid future contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available. Any exceeding amount is recognized in net periodic pension costs in the period when it is incurred ("asset ceiling").

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Provisions for other risks and contingent liabilities.    A provision is recognized when a liability to third parties has been incurred, an outflow of resources is probable and the amount of the obligation can be reasonably estimated. In particular, restructuring provisions are recognized when the Group has a detailed formal plan that has either commenced implementation or been announced. Provisions are regularly reviewed and adjusted as further information develops or circumstances change.

        The provision for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience.

        Daimler records the fair value of an asset retirement obligation from the period in which the obligation is incurred.

        The restructuring provisions arise from planned programs that materially change the scope of business performed by a segment or business unit or the manner in which business is conducted. In most cases, restructuring expenses include termination benefits and compensation payments due to the termination of agreements with suppliers and dealers.

        Share-based payment.    Share-based payment comprises cash-settled liability awards and equity-settled equity awards.

        The fair value of equity awards is generally determined by using a modified Black Scholes option pricing model at grant date and represents the total payment expense to be recognized during the service period with a corresponding increase in equity (paid-in capital).

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

2. Significant Acquisitions and Dispositions of Interests in Companies and Other Disposals of Assets and Liabilities

Acquisitions

        Kamaz.    In December 2008, as a part of a strategic partnership, the Group acquired a 10% stake in the Russian commercial vehicle manufacturer Kamaz OAO (Kamaz) for €185 million (US $250 million) in cash. In addition, the Group agreed upon a one-time payment of up to US $50 million due in 2012 which depends on Kamaz's achievement of certain business performance targets. Daimler plans to work with Kamaz on joint projects in several areas, including product distribution, component sharing and technology transfers. The Group can exercise significant influence on Kamaz resulting from its representation on Kamaz's board of directors and its significant contractual rights under the terms of a shareholder agreement. Therefore, the Group accounts for its equity interest in Kamaz using the equity method and allocates its proportionate share in the results of Kamaz to the Daimler Trucks segment.

        Tognum.    In 2008, the Group acquired an aggregate 28.4% stake in Tognum AG (Tognum). The acquisition costs amounted to €702 million in cash. The Group accounts for its equity interest in Tognum with a three-month time lag using the equity method and allocates the proportionate results to Vans, Buses, Other.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

Dispositions

        Chrysler activities.    On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in Chrysler and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved the transaction; the transaction was consummated on August 3, 2007.

        On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US $7.2 billion) in cash for an 80.1% equity interest in the newly established company Chrysler Holding LLC, which controls the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US $1.2 billion). As a result, Daimler retains a 19.9% equity interest in this entity, which is accounted for using the equity method subsequent to August 4, 2007, with a three-month time lag. The results are included in Vans, Buses, Other (see also Note 12).

        In connection with the closing of the transaction, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

        Furthermore, the Group retained additional rights with a fair value of €0.2 billion at August 3, 2007, contingent upon the occurrence of certain events in the future (e.g. residual values for leased vehicles).

        Daimler also holds a subordinated loan to Chrysler with a nominal amount of US $0.4 billion.

        In addition, Daimler supported the financing of the transaction by committing a credit line of US $1.5 billion of subordinated debt for Chrysler's automotive business; the entire credit line was drawn in the second quarter of 2008.

        The transaction contracted with Cerberus is subject to customary representations and warranties by the Group which could require payments after closing for contingent liabilities that arose prior to or in connection with the closing, e.g. for income taxes. In 2008, Cerberus made claims in excess of the amount of its investment which go beyond the agreed contractual obligations under representations and warranties in the contract. Daimler believes the claims are without merit.

        In connection with this transaction, Daimler agreed with the Pension Benefit Guaranty Corporation to provide a guarantee of up to US $1 billion to be paid to the Chrysler pension plans if the plans terminate within five years of closing. In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler continue to be outstanding. In 2008 the amount of those guarantees decreased, as expected, by €0.4 billion to €0.3 billion. As coverage of the liabilities underlying these guarantees, Chrysler provided collateral to an escrow account, which was reduced by €0.1 billion to €0.2 billion at December 31, 2008.

        In connection with the transaction, Daimler and Cerberus entered into a number of ancillary agreements setting forth the terms of future cooperation and service agreements in the areas of manufacturing, research and development, distribution, procurement and financial services.

        The net profit or loss of the Chrysler activities is included in the Group's consolidated statements of income in the line item net profit (loss) from discontinued operations for 2007 and 2006. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

        In 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the transaction on August 3, 2007. The loss from the deconsolidation of €753 million is also included in the line item net profit (loss) from discontinued operations. In determining the loss from deconsolidation, the Group used certain estimates.

        The future tax benefits of temporary differences related to the assets and liabilities of the transferred Chrysler activities continue to be available to Daimler with certain limitations. At the closing date, the deferred tax

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter of 2007 led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations in the consolidated statement of income for 2007.

        Daimler and its Chinese partner Beijing Automotive Industry Holding Co. Ltd. (BAIC) each own a 50% equity interest in the joint venture Beijing-Benz-DaimlerChrysler Automotive Co. Ltd. (BBDC) which manufactures and distributes Mercedes-Benz passenger cars and Chrysler vehicles in China. In connection with the transfer of the majority interest in Chrysler in 2007, Daimler, Chrysler and Cerberus agreed on a framework dealing with the future business model at BBDC. Under the framework agreement, the final terms of future cooperation at BBDC with respect to the manufacturing of Chrysler vehicles should be determined at a later point in time.

        In June 2008, it was agreed, subject to consent by BAIC and BBDC, that the manufacturing of Chrysler vehicles at BBDC should be discontinued by the end of the existing license agreements.

        In this context, in December 2008, Daimler, BAIC and BBDC entered into a contract, which determines that Daimler should be responsible for certain costs related to Chrysler vehicles at BBDC and reimburse such costs to BBDC, since they are directly connected to the transfer of the majority interest in Chrysler. The costs include in particular the impairment of plant and equipment, the valuation of Chrysler inventories at BBDC and compensation payments to suppliers and dealers. Daimler does not obtain an additional interest in BBDC in exchange.

        Therefore, Daimler recognized additional charges of €293 million (before income taxes) in 2008 within "net profit (loss) from discontinued operations." An amount of €186 million was paid in 2008.

        Net profit (loss) from discontinued operations is comprised as follows:

(in millions of €)	2008	2007	2006
Revenue	—	30,037	54,856
Cost of sales	—	(26,410)	(48,624)
Selling expenses	—	(1,579)	(2,583)
General administrative expenses	—	(1,172)	(1,901)
Research and non-capitalized development costs	—	(647)	(1,210)
Other income and other expenses	—	(714)	(354)

Profit (loss) before income taxes	—	(485)	184
Income taxes	—	368	433

Profit (loss) of Chrysler activities, net of taxes[1]	—	(117)	617

Loss from deconsolidation before income taxes	(383)	(658)	—
Income taxes	93	(95)	—

Loss from deconsolidation, net of taxes	(290)	(753)	—

Net profit (loss) from discontinued operations	(290)	(870)	617

1
In 2007, income and expenses of the Chrysler activities relate to the period from January 1 to August 3, 2007.

        Included in net loss from discontinued operations for 2007 are charges of €906 million before income taxes in connection with Chrysler's Recovery and Transformation Plan, which was announced on February 14, 2007.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        An extinguishment loss of €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in 2007.

        The cash flows attributable to discontinued operations are as follows:

(in millions of €)	2007	2006
Cash flow from operating activities	3,064	6,083
Cash flow from investing activities	(2,875)	(7,245)
Cash flow from financing activities	(2,655)	(1,488)

        For further information on Chrysler see also Note 12.

        Potsdamer Platz.    On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real-estate properties at Potsdamer Platz to the SEB Group. The transaction, which closed on February 1, 2008, resulted in a cash inflow of €1.4 billion (including €0.1 billion in 2007). The transaction had a positive effect on the 2008 EBIT of Vans, Buses, Other of €449 million (see also Note 18).

        At the same time, the Group entered into leases for approximately half of the sold office space with a non-cancelable lease period ending December 31, 2012. At the end of the non-cancelable lease terms, there are two renewal options for five years each.

        MFTBC.    In 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €865 million. After considering the costs of the transaction, Daimler recorded a gain of €78 million before income taxes on assets sold and leased back under the terms of an operating lease. In addition, the Group recorded assets sold and leased back under the terms of finance leases with a corresponding amount of debt of €110 million and deferred the recognition of the excess of the purchase price over the carrying amount of the assets sold of €46 million which will be recognized over the lease term. The gain recorded is included in other operating income (expense), net, in the 2007 consolidated statement of income and was allocated to the Daimler Trucks segment.

        Other sales of real estate property.    In 2007, Daimler AG sold its 50% equity interest in Wohnstätten Sindelfingen GmbH for a sales price of €82 million. The sale resulted in a gain of €73 million before income taxes which was allocated to Vans, Buses, Other. The gain is included in other financial income (expense), net, in the 2007 consolidated statement of income.

        In 2006, Daimler sold its former headquarters in Stuttgart-Möhringen to IXIS Capital Partners Ltd. for €240 million in cash. At the same time, Daimler entered into a leaseback arrangement for the properties sold with non-cancelable lease periods ranging from ten to fifteen years. At the end of the non-cancelable lease terms, Daimler has renewal options for up to nine years. Also in 2006, the Group sold various other real estate properties no longer used for operating purposes. From these sales of real estate properties the Group realized gains of €271 million in 2006, which were allocated to Vans, Buses, Other.

        Off-Highway business.    On December 27, 2005, Daimler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million due in 2018, subject to customary adjustments. On October 31, 2006, the parties determined the final consideration, which resulted in an increase of the sales price

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

by €5 million; the note receivable was redeemed by the acquirer for €78 million in cash. In 2006, the disposal of the Off-Highway business positively impacted the Group's net profit from continuing operations by €205 million and the segment profit (loss) (EBIT) by €266 million (including a gain on the sale of €233 million), €253 million and €13 million of which were allocated to Vans, Buses, Other and the Daimler Trucks segment, respectively.

        EADS.    For information on the disposal of equity-interests in EADS, please see Note 12.

3. Revenue

        Revenue at Group level consists of the following:

(in millions of €)	2008	2007	2006
Sales of goods	85,787	89,976	91,199
Rental and leasing business	6,704	6,328	5,141
Interest from the financial services business	3,009	2,715	2,538
Sales of services	373	380	344

	95,873	99,399	99,222

        Revenue by segments and regions is presented in Note 31.

4. Functional Costs

        Daimler Trucks North America.    On October 14, 2008, the Board of Management of Daimler AG adopted a wide-ranging plan to optimize and reposition the business operations of Daimler Trucks North America (DTNA). Measures provided for in the plan include the discontinuation of the Sterling Trucks brand in 2009, a further consolidation of the production network in the NAFTA-region, capacity adjustments, including the closing of two manufacturing plants in each of 2009 and 2010, and headcount reductions of up to 3,500 employees, to be accomplished primarily in 2009 and 2010.

        As a result of this plan, the Group recorded charges of €233 million in 2008, of which €44 million is included within cost of sales, €88 million within selling expenses and €101 million within general administrative expenses in the consolidated statements of income. The charges primarily relate to the following matters. Headcount reduction measures resulted in charges of €106 million. Additional charges of €81 million were recorded in connection with the termination of agreements with dealers of the Sterling Trucks brand, as well as sales incentives and inventory write-downs at these dealers. Accelerated depreciation of assets as a result of the reduction of useful lives led to charges of €20 million and supplier compensations resulted in charges of €14 million.

        For the measures initiated, the Group recorded an accrual of €180 million at December 31, 2008, which is included in provisions for other risks and will lead to payments primarily in 2009 and 2010.

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

        In connection with the new management model, charges for employee severance of €58 million were recorded in 2008 (2007: €167 million; 2006: €361 million). These charges are included in the Group's

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

consolidated statements of income primarily within general administrative expenses. In 2007, expenses of €16 million (2006: €44 million) are included in "net profit (loss) from discontinued operations."

        Headcount reduction initiative at Mercedes-Benz Cars.    In September 2005, Daimler initiated a program to enhance the competitiveness of Mercedes-Benz Cars. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination and early retirement contracts.

        For the contracts signed in 2006, the Group incurred expenses of €286 million, primarily within cost of sales.

        smart realignment.    Following the unfavorable unit sales development of the smart roadster and the smart forfour, the Group initiated comprehensive restructuring measures in 2005 and 2006 to realign the smart business model. As a result of these measures, earnings before interest and taxes (EBIT) include expenses of €946 million in 2006, which are attributable to the Mercedes-Benz Cars segment.

        These expenses were primarily the result of the decision to cease production of the smart forfour in 2006. The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. Following the termination of this agreement and based on the conditions defined in an exit agreement, the Group recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in cost of sales.

        Additional charges totaling €334 million were recorded in 2006 for inventory write-downs, higher incentives, recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. These charges were recognized in cost of sales (€97 million), selling expenses (€210 million) and as a reduction of revenue (€27 million) within the 2006 consolidated statement of income.

        The reduction of workforce levels resulted in additional charges of €28 million, which were recognized in general administrative expenses in 2006. Also in 2006, Daimler recorded income of €8 million due to refinements of estimates made in 2005 in the course of the realignment of the smart business.

        Personnel expenses and number of employees.    The consolidated statement of income for 2008 includes personnel expenses of €15,192 million (2007: €20,256 million; 2006: €23,574 million). Through August 3, 2007, personnel expenses of the discontinued Chrysler activities are included.

        Net pension and net post-employment benefit cost are included in the following line items within the consolidated statements of income (see Notes 7 and 21):

(in millions of €)	2008	2007	2006
Cost of sales	(116)	(231)	(555)
Selling expenses	(58)	(57)	(42)
General administrative expenses	(10)	(40)	(54)
Research and non-capitalized development costs	(23)	(35)	(62)
Interest income (expense), net	17	169	154
Net profit (loss) from discontinued operations	—	(491)	(554)

	(190)	(685)	(1,113)

        In 2008, the Group employed, in an annual average, workforce of 274,330 people (2007: 271,704; 2006: 277,771). Therein included are 13,414 trainees/apprentices (2007: 12,672; 2006: 13,104). The numbers above do not include the workforce of the Chrysler activities which were deconsolidated on August 3, 2007. Through August 3, 2007, we employed an average of 85,296 employees (2006: 87,982 employees) related to the Chrysler activities.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Information on the remuneration of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 35.

5. Other Operating Income (Expense), Net

        Other operating income (expense), net, consists of the following:

(in millions of €)	2008	2007	2006
Gains on sales of property, plant and equipment	504	167	299
Rental income, other than income relating to financial services	52	39	54
Gains on sales of businesses	37	5	262
Reimbursements under insurance policies	23	24	189
Other miscellaneous items	618	506	416

Other operating income	1,234	741	1,220

Loss from sales of non-current assets	(47)	(78)	(45)
Other miscellaneous expenses	(407)	(636)	(533)

Other operating expense	(454)	(714)	(578)

	780	27	642

        Gains on sales of property, plant and equipment in 2008 includes gains from the sale of real estate properties at Potsdamer Platz to the SEB Group in an amount of €449 million (see Note 2).

        In 2007, gains on sales of property, plant and equipment mainly resulted from the sale of property in Japan to Nippon Industrial TMK (€78 million) and several other properties.

        Gains on sales of property, plant and equipment in 2006 mainly resulted from the sale of the former corporate headquarters in Stuttgart-Möhringen to IXIS Capital Partners (€158 million) and from the sale of several other properties.

        The sale of the major portion of the Group's Off-Highway business resulted in a gain of €233 million in 2006, of which €226 million is included in gains on sales of businesses.

6. Other Financial Income (Expense), Net

(in millions of €)	2008	2007	2006
Expense from compounding of provisions[1]	(429)	(444)	(418)
Miscellaneous other financial income, net	(1,799)	216	518

	(2,228)	(228)	100

1
Excluding the expense from compounding provisions for pensions and similar obligations.

        In 2008, miscellaneous other financial income, net, includes expenses of €1.7 billion in connection with the impairment of loans, receivables and other assets relating to Chrysler. In 2007, the mark-to-market valuation of the derivative financial instruments in connection with EADS shares resulted in a gain of €121 million (2006: unrealized gain of €519 million) which is included in miscellaneous other financial income, net.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

7. Interest Income (Expense), Net

(in millions of €)	2008	2007	2006
Interest and similar income	729	782	285
Interest and similar expenses	(681)	(480)	(529)
Expected return on pension and other plan assets	915	992	897
Interest cost for pension and other post-employment benefit plans	(898)	(823)	(743)

	65	471	(90)

8. Income Taxes

        Profit before income taxes consists of the following:

(in millions of €)	2008	2007	2006
Germany	4,283	6,768	2,127
Non-German countries	(1,488)	2,413	2,775

	2,795	9,181	4,902

        The profit before income taxes in Germany includes the income (loss) from companies accounted for using the equity method if the shares of those companies are held by German companies.

        Income tax expense is comprised of the following components:

(in millions of €)	2008	2007	2006
Current taxes
Germany	238	44	635
Non-German countries	650	934	1,115
Deferred taxes
Germany	964	1,060	7
Non-German countries	(761)	2,288	(21)

	1,091	4,326	1,736

        The current tax expenses include benefits at German and foreign companies of €106 million (2007: €679 million; 2006: €131 million) recognized for prior periods.

        The deferred tax expenses (benefits) are comprised of the following components:

(in millions of €)	2008	2007	2006
Deferred taxes	203	3,348	(14)
due to temporary differences	232	3,465	(373)
due to tax loss carry forwards and tax credits	(29)	(117)	359

        In 2007, the German government enacted new tax legislation ("Unternehmensteuerreformgesetz 2008") which, among other changes, decreased the Group's statutory corporate tax rate for German companies from 25% to 15%, effective January 1, 2008. For trade taxes, the basic measurement rate was reduced from 5% to 3.5% but the tax deductibility of trade tax was abolished. The effect of the change in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in 2007, the year of enactment.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        For German companies, the deferred taxes, were calculated using a federal corporate tax rate of 15% (2006: 25%), a solidarity tax surcharge of 5.5% for each year on federal corporate taxes plus a trade tax of 14% (2006: after federal tax benefit rate of 12.125%). In total, the tax rate applied for the calculation of German deferred taxes amounted to 29.825% (2006: 38.5%). For non-German companies, the deferred taxes at period-end were calculated using the tax rates of the respective countries.

        A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 29.825% (2007 and 2006: 38.5%) is included in the following table:

(in millions of €)	2008	2007	2006
Expected income tax expense	834	3,535	1,887
Foreign tax rate differential	(265)	(193)	(83)
Trade tax rate differential	(111)	(101)	(28)
Tax law changes	4	(170)	(4)
Change of valuation allowance on deferred tax assets	314	2,354	213
Tax-free income and non-deductible expenses	243	(1,044)	(208)
Other	72	(55)	(41)

Actual income tax expense	1,091	4,326	1,736

        At December 28, 2007, the protocol amending the convention between Germany and the United States for the avoidance of double taxation entered into force, which, among other changes, under certain circumstances abolishes withholding tax on dividend distributions from a US subsidiary to a German holding company, effective January 1, 2007. The deferred tax liabilities previously recorded by the Group for US withholding taxes on the future payout of dividends by US subsidiaries to Germany were reversed in 2007. Furthermore, US withholding taxes paid by the Group in 2007 was added back again. In total, both caused an income tax benefit amounting to €168 million in 2007, included in the line tax law changes. Additionally, the line tax law changes includes the deferred tax benefit of €51 million due to the revaluation of the net deferred tax liabilities of the German companies as a result of the above mentioned new German tax law 2008 and other effects from tax law changes at foreign companies.

        In 2008 and 2006, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries. In 2007, tax expenses were recorded as a result of a valuation allowance on deferred tax assets related to the deconsolidated Chrysler activities. These deferred tax assets continue to be allocated to the Daimler Group, but as a result of the Chrysler transaction, the conditions for using these deferred taxes have changed. Furthermore, as a result of the Chrysler transaction, a valuation allowance on foreign tax credits was required in 2007. In 2008, the Group reversed a part of this valuation allowance due to the conversion of those assets in taxable losses attributable to the Daimler Group. The resulting tax expenses and benefits are included in the line change of valuation allowance on deferred tax assets.

        Tax-free income and non-deductible expenses includes all other effects at foreign and German companies due to tax-free income and non-deductible expenses, for instance tax-free gains included in net periodic pension costs at the German companies and tax-free results of our equity method investments. Moreover, the line also includes the following effects:

        In 2008 and 2007, Daimler realized a largely tax-free gain due to the transfer of interest in EADS. Furthermore, in 2007 and 2006, largely tax-free gains were included from financial transactions to hedge price risks of EADS shares. The calculated expected income taxes on the tax-free gains were reversed in the line tax-free income and non-deductible expenses with an amount of €34 million (2007: €582 million; 2006: €171 million).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In respect of each type of temporary difference and in respect of each type of unutilized tax losses and unutilized tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

	At December 31,
(in millions of €)	2008	2007
Intangible assets	120	191
Property, plant and equipment	559	782
Equipment on operating leases	953	837
Inventories	701	617
Investments accounted for using the equity method	2,357	2,142
Receivables from financial services	89	578
Other financial assets	3,622	3,067
Net operating loss and tax credit carry forwards	3,703	3,150
Provisions for pensions and similar obligations	610	530
Other provisions	1,729	1,735
Liabilities	1,351	1,204
Deferred income	552	612
Other	49	174

	16,395	15,619
Valuation allowances	(3,510)	(2,915)

Deferred tax assets	12,885	12,704

Development cost	(1,406)	(1,190)
Other intangible assets	(88)	(72)
Property, plant and equipment	(1,239)	(873)
Equipment on operating leases	(3,775)	(3,686)
Inventories	(140)	(147)
Receivables from financial services	(1,403)	(1,182)
Other financial assets	(158)	(164)
Other assets	(522)	(483)
Provisions for pensions and similar obligations	(2,640)	(2,434)
Other provisions	(193)	(406)
Taxes on undistributed earnings of non-German subsidiaries	(48)	(45)
Other	(170)	(813)

Deferred tax liabilities	(11,782)	(11,495)

Deferred tax assets, net	1,103	1,209

        Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off of current tax assets against current tax liabilities. In the balance sheet, the deferred tax assets and liabilities are not split into current and non-current.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        In 2008, the decrease in deferred tax assets, net, amounted to €106 million (2007: decrease of €3,292 million; 2006: decrease of €403 million) and was composed of:

(in millions of €)	2008	2007	2006
Deferred tax expense (benefit) on financial assets available-for-sale charged or credited directly to related components of equity	(14)	(11)	25
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of equity	(9)	177	175
Income tax expense (benefit) for deduction in excess of compensation expense for equity-settled employee stock option plans	25	(146)	•
Disposal of Chrysler activities	—	120	—
Other neutral decrease (increase)[1]	(53)	160	243
Deferred tax expense (benefit)	157	2,992	(40)
Thereof included in net profit from continuing operations	203	3,348	(14)
Thereof included in net profit (loss) from discontinued operations	(46)	(356)	(26)

1
Primarily effects from currency translation.

        In 2007, the neutral change of deferred tax assets, net, includes a neutral reduction of the deferred tax liabilities amounting to €76 million due to tax law changes.

        Including the items charged or credited directly to related components of equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method) and the income tax expense (benefit) from discontinued operations, the expense (benefit) for income taxes consists of the following:

(in millions of €)	2008	2007	2006
Income tax expense from continuing operations	1,091	4,326	1,736
Income tax expense (benefit) from discontinued operations	(93)	(273)	(433)
Income tax expense (benefit) recorded in other reserves	(240)	(151)	182
Income tax expense (benefit) for deduction in excess of remuneration expense for equity settled employee stock option plans	25	(146)	•

	783	3,756	1,485

        The valuation allowances relate to deferred tax assets of foreign companies and increased by €595 million from December 31, 2007 to December 31, 2008. At December 31, 2008, the valuation allowance on deferred tax assets relates, among other things, to corporate tax net operating losses amounting to €659 million and tax credit carry forwards amounting to €76 million. Of the total amount of deferred tax assets adjusted by a valuation allowance, deferred tax assets for corporate tax net operating losses amounting to €2 million expire in 2009, €532 million expire at various dates from 2011 through 2013, €48 million expire at various dates from 2016 through 2018, €4 million expire at various dates from 2019 through 2023 and €73 million can be carried forward indefinitely. Deferred tax assets for tax credit carry forwards amounting to €76 million expire at various dates in the next 10 years. Furthermore, the valuation allowance primarily relates to temporary differences and net operating losses for state and local taxes at the US companies. Daimler believes that it is more likely than not that those deferred tax assets cannot be utilized or Daimler has no control over the realization of the tax benefit. Daimler believes that it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be utilized. In future periods Daimler's estimate of the amount of deferred tax assets that are considered realizable may change, and hence the valuation allowances may increase or decrease.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Daimler recorded deferred tax liabilities for German tax of €48 million (2007: €45 million) on €3,190 million (2007: €3,016 million) in cumulative undistributed earnings of non-German subsidiaries on the future payout of these foreign dividends to Germany because, as of today, the earnings are not intended to be permanently reinvested in those operations.

        The Group did not recognize deferred tax liabilities on retained earnings of non-German subsidiaries of €10,773 million (2007: €10,568 million) because these earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out an amount of 5% of the dividends will be taxed under the German taxation rules and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first had to be distributed from a non-German subsidiary to a non-German holding company. Normally, the distribution would lead to additional income tax expenses. It is not practicable to estimate the amount of taxable temporary differences for these undistributed foreign earnings.

        The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. Daimler believes that it has recognized adequate provisions for any future income taxes that may be owed for all open tax years.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

9. Intangible Assets

        Intangible assets developed as follows:

(in millions of €)	Goodwill (acquired)	Development costs (internally generated)	Other intangible assets (acquired)	Total
Acquisition or manufacturing costs
Balance at January 1, 2007	2,786	8,672	3,132	14,590
Additions due to business combinations	5	—	—	5
Other additions	—	1,088	194	1,282
Reclassifications	—	—	—	—
Disposal of Chrysler activities	(1,692)	(2,003)	(410)	(4,105)
Other disposals	(59)	(322)	(334)	(715)
Other changes[1]	(94)	(102)	(87)	(283)

Balance at December 31, 2007	946	7,333	2,495	10,774

Additions due to business combinations	—	—	—	—
Other additions	—	1,387	197	1,584
Reclassifications	—	—	—	—
Disposals	—	(1,085)	(795)	(1,880)
Other changes[1]	(53)	29	154	130

Balance at December 31, 2008	893	7,664	2,051	10,608

Amortization
Balance at January 1, 2007	1,097	3,745	2,134	6,976
Additions	—	712	366	1,078
Reclassifications	—	—	—	—
Disposal of Chrysler activities	(803)	(736)	(181)	(1,720)
Other disposals	—	(312)	(319)	(631)
Other changes[1]	(41)	(39)	(51)	(131)

Balance at December 31, 2007	253	3,370	1,949	5,572

Additions	—	638	208	846
Reclassifications	—	—	—	—
Disposals	—	(1,081)	(789)	(1,870)
Other changes[1]	(20)	21	22	23

Balance at December 31, 2008	233	2,948	1,390	4,571

Carrying amount at December 31, 2007	693	3,963	546	5,202
Carrying amount at December 31, 2008	660	4,716	661	6,037

1
Primarily changes from currency translation.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        At December 31, 2008 and 2007, the carrying amounts of goodwill allocated to the Group's reporting segments amounted to:

(in millions of €)	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total
2008	180	367	29	84	660
2007	191	385	31	86	693

        Non-amortizable intangible assets are primarily comprised of goodwill as well as development costs for projects which have not yet been completed (carrying amount at December 31, 2008: €2,580 million; carrying amount at December 31, 2007: €1,403 million). In addition, other intangible assets with a carrying amount at December 31, 2008 of €143 million (2007: €121 million) are not amortizable. Other non-amortizable intangible assets include mainly trademarks, which relate to the Daimler Trucks segment and can be utilized without restrictions.

        The total amortization expense for intangible assets is included in the consolidated statements of income in the following line items:

(in millions of €)	2008	2007	2006
Cost of sales	759	880	1,055
Selling expenses	36	37	33
General administrative expenses	47	50	88
Research and non-capitalized development costs	4	5	16
Other operating income (expense), net	—	—	—
Net profit (loss) from discontinued operations	—	106	301

	846	1,078	1,493

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

10. Property, Plant and Equipment

        Property, plant and equipment developed as follows:

(in millions of €)	Land, leasehold improvements and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments relating to plant and equipment and construction in progress	Total
Acquisition or manufacturing costs
Balance at January 1, 2007	20,055	32,485	26,929	3,781	83,250
Additions due to business combinations	—	—	—	—	—
Other additions	317	659	993	1,889	3,858
Reclassifications	216	1,015	1,426	(2,861)	(204)
Reclassification to assets held for sale	(988)	—	—	—	(988)
Disposal of Chrysler activities	(5,289)	(15,068)	(14,164)	(1,310)	(35,831)
Other disposals	(1,312)	(842)	(579)	(44)	(2,777)
Other changes[1]	(331)	(695)	(472)	(150)	(1,648)

Balance at December 31, 2007	12,668	17,554	14,133	1,305	45,660

Additions due to business combinations	—	—	—	—	—
Other additions	296	927	1,281	1,083	3,587
Reclassifications	309	591	330	(1,230)	—
Disposals	(70)	(368)	(393)	(38)	(869)
Other changes[1]	(41)	(164)	62	13	(130)

Balance at December 31, 2008	13,162	18,540	15,413	1,133	48,248

Depreciation
Balance at January 1, 2007	9,681	22,202	18,524	96	50,503
Additions	337	906	1,825	—	3,068
Reclassifications	(57)	19	(11)	—	(49)
Reclassification to assets held for sale	(68)	—	—	—	(68)
Disposal of Chrysler activities	(2,353)	(8,445)	(9,058)	(72)	(19,928)
Other disposals	(390)	(815)	(449)	(6)	(1,660)
Other changes[1]	(135)	(438)	(283)	—	(856)

Balance at December 31, 2007	7,015	13,429	10,548	18	31,010

Additions	276	621	1,274	5	2,176
Reclassifications	68	(27)	(41)	—	—
Disposals	(38)	(336)	(324)	—	(698)
Other changes[1]	(182)	(192)	52	(5)	(327)

Balance at December 31, 2008	7,139	13,495	11,509	18	32,161

Carrying amount at December 31, 2007	5,653	4,125	3,585	1,287	14,650
Carrying amount at December 31, 2008	6,023	5,045	3,904	1,115	16,087

1
Primarily changes from currency translation.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease arrangements with a carrying amount of €411 million (2007: €404 million). In 2008, depreciation expense on assets under finance lease arrangements amounted to €73 million (2007: €61 million; 2006: €80 million).

11. Equipment on Operating Leases

        Equipment on operating leases developed as follows:

(in millions of €)	Non-inventory related assets	Inventory related assets	Total
Acquisition or manufacturing costs
Balance at January 1, 2007	35,983	12,301	48,284
Additions due to business combinations	—	—	—
Other additions	9,871	6,933	16,804
Reclassifications	349	(145)	204
Disposal of Chrysler activities	(21,802)	(3,059)	(24,861)
Other disposals	(7,742)	(5,824)	(13,566)
Other changes[1]	(1,013)	(223)	(1,236)

Balance at December 31, 2007	15,646	9,983	25,629

Additions due to business combinations	—	—	—
Other additions	4,933	5,225	10,158
Reclassifications	—	—	—
Disposals	(5,512)	(5,143)	(10,655)
Other changes[1]	(124)	(80)	(204)

Balance at December 31, 2008	14,943	9,985	24,928

Depreciation
Balance at January 1, 2007	9,105	2,230	11,335
Additions	3,864	1,116	4,980
Reclassifications	122	(72)	50
Disposal of Chrysler activities	(5,458)	(240)	(5,698)
Other disposals	(3,372)	(1,036)	(4,408)
Other changes[1]	(251)	(17)	(268)

Balance at December 31, 2007	4,010	1,981	5,991

Additions	2,600	953	3,553
Reclassifications	—	—	—
Disposals	(2,436)	(1,087)	(3,523)
Other changes[1]	231	4	235

Balance at December 31, 2008	4,405	1,851	6,256

Carrying amount at December 31, 2007	11,636	8,002	19,638
Carrying amount at December 31, 2008	10,538	8,134	18,672

1
Primarily changes from currency translation.

        Assets subject to operating leases which are purchased by Daimler Financial Services from independent third parties and leased to customers are considered non-inventory related assets. In contrast, assets subject to a sale under which the Group guarantees the minimum resale value or assets which Daimler leases directly as

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

manufacturer are considered inventory related assets, which are reclassified from inventories to equipment on operating leases on conclusion of an arrangement. Since this is not treated as sale, the manufacturer profit on these vehicles is not recognized on conclusion of the arrangement. Cash flows from the purchase or sale of non-inventory related assets are presented as investing activities within the consolidated statements of cash flows. In contrast, cash flow effects attributable to inventory related leased assets are presented as operating activities.

        In 2008, as a result of lower estimated residual values of leased vehicles in light of the worsening global economy, the Group recorded impairment charges of €465 million in cost of sales and allocated these charges to the Mercedes-Benz Cars segment. The impairment charges are included in the line item "Additions" within "Depreciation" in the table above.

        Minimum lease payments.    Non-cancelable future lease payments to Daimler for equipment on operating leases are due as follows:

	At December 31,
(in millions of €)	2008	2007
Maturity
within one year	3,682	3,627
between one and five years	3,670	3,785
later than 5 years	53	49

	7,405	7,461

12. Investments Accounted for Using the Equity Method

        The European Aeronautic Defence and Space Company EADS N.V. (EADS) and Chrysler Holding LLC (Chrysler) are the most significant investees accounted for under the equity method. The Group principally includes its proportionate share in the income (loss) of these companies with a time lag of three months and allocates the results to Vans, Buses, Other. Daimler's equity share in the income (loss) of these investments is shown in the Group's consolidated statements of income within "Share of profit (loss) from companies accounted for using the equity method, net."

        EADS.    The carrying amount of Daimler's investment in EADS at December 31, 2008 and 2007 was €2,886 million (based on a 22.5% equity interest) and €3,442 million (based on a 24.9% equity interest), respectively. At December 31, 2008, the market value of Daimler's investment in EADS based on quoted market prices was €2,206 million.

        On July 7, 2004, Daimler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% equity interest in EADS shares. The securities lending had several tranches with terms ranging between three and four years. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. Simultaneously the Group also entered into option contracts based on EADS shares which provided it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but gave the counterparty the right to participate in increases in the share price above a certain higher threshold while obtaining protection against a decrease in the share price below a minimum amount per share. In the fourth quarter of 2007, the Group started to exercise its option contracts and irrevocably transferred an approximately 1% equity interest in EADS to third parties. From this transaction, Daimler achieved a gain of €35 million before income taxes. In 2008, the Group exercised all remaining option rights and irrevocably transferred an equity interest of approximately 2% in EADS to third parties. From this transaction, Daimler realized a gain of €130 million before income taxes.

        In addition, on April 4, 2006, Daimler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, Daimler entered into a securities lending agreement with

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

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

        The transactions contracted in July 2004 and April 2006 reduced the Group's legal ownership in EADS to 22.5%. Until the respective settlements of the transactions (the forward transaction in January 2007 with respect to a 7.5% equity interest in EADS and exercise of the option rights, beginning in the fourth quarter of 2007, with respect to an approximate 3% equity interest in EADS), however, the original transactions did not meet the criteria of a sale. Therefore, for the period up to derecognition, the Group carried the EADS shares underlying these transactions as an investment on the balance sheet. Accordingly, Daimler's share in the results of EADS in 2008 was based on an equity interest which declined during the year from 24.9% to 22.5% at year end. In 2007 and 2006, however, the at-equity accounting for the Group's interest in EADS was based on a 24.9% and 33% equity interest, respectively. We accounted for all derivatives relating to EADS shares as derivative financial instruments with changes in fair value subsequent to initial measurement through the settlement of the respective contracts recognized in other financial income (expense), net. In 2007 and 2006, the mark-to-market valuations of these derivatives resulted in unrealized gains of €72 million and €519 million, respectively.

        On March 13, 2007, a subsidiary of Daimler which holds Daimler's 22.5% interest in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be converted by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. This transaction did not reduce Daimler's equity interest in EADS on which the Group bases its at-equity accounting. As a result of this transaction, the Group reports a minority interest in its consolidated balance sheet representing the investor's ownership in the consolidated subsidiary that issued the equity interest. The amount reported as minority interest reflects the investor's 33% share in the net assets of that subsidiary.

        Daimler's equity in the income (or loss) of EADS was €177 million in 2008 (2007: €13 million; 2006: €(193) million), including investor-level adjustments. The 2006 result is based on financial information of EADS with a three-month time lag adjusted for significant transactions and events during the intervening period between September 30, 2006 and the Group's reporting date of December 31, 2006. The adjustments primarily comprise charges recorded by EADS in the fourth quarter of 2006 in connection with the A380 aircraft program due to delivery delays and the decision to launch the industrial program for the new A350XWB aircraft family.

        The following table presents summarized IFRS financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

(in millions of €)	2008	2007	2006
Income statement information[1]
Sales	40,659	39,614	38,109
Net profit (loss)	1,176	(1)	(585)
Balance sheet information[2]
Total assets	73,071	68,482	68,428
Equity	12,690	13,760	13,138
Liabilities	60,381	54,722	55,290

    1
    For the period from October 1 to September 30; adjusted for significant transactions and events during fourth quarter of 2006.

    2
    As of the balance sheet date September 30; adjusted for significant transactions and events during fourth quarter of 2006.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Chrysler.    Daimler holds a 19.9% equity interest in Chrysler. The Group's significant influence on Chrysler is the result of its representation on Chrysler's board of directors and the veto and blocking rights set forth in the partnership agreement.

        In 2008, Daimler's proportionate share in the loss of Chrysler amounted to €1,390 million, including investor-level adjustments (2007: for the period from August 4 until September 30, €377 million). The Group's proportionate share in Chrysler's 2008 loss reduced the carrying amount of its equity investment to zero (carrying amount at December 31, 2007: €916 million).

        The amount of the proportionate share in the 2008 loss which exceeded the carrying amount of the equity investment in Chrysler was recorded as a reduction of the carrying amounts of the subordinated loans granted to Chrysler (see Note 2). The results for 2008 and 2007 are based on financial information of Chrysler as of September 30, included with a three-month time lag and adjusted for significant transactions and events that occurred between September 30 and the Group's reporting date of December 31. The adjustments made in 2008 contain expenses of €109 million relating to restructuring measures initiated at Chrysler. In 2007, the adjustments comprised expenses of €322 million related to restructuring measures at Chrysler and a new agreement Chrysler reached with the US trade union, UAW.

        The following table presents summarized IFRS financial information for Chrysler, which was the basis for applying the equity method in the Group's consolidated financial statements:

(in millions of €)	2008	2007
Income statement information[1]
Sales	48,442	7,967
Net profit (loss)	(6,541)	(1,942)
Balance sheet information[2]
Total assets	81,506	90,427
Equity	(3,430)	2,677
Liabilities	84,936	87,750

    1
    Figures for the period from October 1, 2007 to September 30, 2008 and for the period from August 4 to September 30, 2007, in both years adjusted for significant transactions and events during fourth quarter.

    2
    Figures as of the balance sheet date September 30, in both years adjusted for significant transactions and events during fourth quarter.

        The rights retained by the Group that are contingent upon the residual values of leased vehicles and certain other events were impaired in 2008 because of an expected decline in the fair value of the financial asset.

        Due to the significant financial difficulties at Chrysler in the fourth quarter of 2008, the Group determined that objective evidence existed that the carrying amount of loans and receivables due from Chrysler and certain other assets was impaired.

        In 2008, total impairments of €1.8 billion were recognized and primarily recorded in "Other financial income (expense), net."

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

13. Receivables from Financial Services

        Receivables from financial services are comprised of the following:

	At December 31, 2008			At December 31, 2007
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Receivables from
Retail	11,533	21,759	33,292	10,579	19,153	29,732
Wholesale	6,087	1,054	7,141	5,878	544	6,422
Other	95	2,793	2,888	94	3,559	3,653

Gross carrying amount	17,715	25,606	43,321	16,551	23,256	39,807
Allowance for doubtful accounts	(331)	(603)	(934)	(271)	(323)	(594)

Carrying amount, net	17,384	25,003	42,387	16,280	22,933	39,213

        Types of receivables.    Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from Daimler.

        Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to dealers or loans for assets purchased by dealers from third parties, primarily used vehicles traded in by dealers' customer or real estate such as dealer showrooms.

        Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties.

        Wholesale receivables from the sale of vehicles from the Group's inventory to independent dealers as well as retail receivables from the sale of Daimler's vehicles directly to retail customers relate to the sale of the Group's inventory. The cash flow effects of such receivables are presented within the consolidated cash provided by operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to Daimler's independent dealers or direct customers are classified within cash used for investing activities.

        Allowances.    Changes in the allowance account for receivables from financial services were as follows:

(in millions of €)	2008	2007	2006
Balance at January 1	594	924	1,305
Charged to costs and expenses	712	457	462
Amounts written off	(237)	(321)	(641)
Reversals	(131)	(153)	(108)
Disposal of Chrysler activities	—	(310)	—
Currency translation and other changes	(4)	(3)	(94)

Balance at December 31	934	594	924

        The total expense relating to impairment losses on receivables from financial services amounted to €730 million (2007: €487 million; 2006: €465 million).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Credit risks.    The following chart gives an overview of credit risks included in receivables from financial services:

	At December 31,
(in millions of €)	2008	2007
Receivables, neither past due nor impaired individually	39,027	35,592
Receivables past due, not impaired individually
less than 30 days	1,458	1,152
30 to 59 days	443	295
60 to 89 days	127	104
90 to 119 days	59	35
120 days or more	127	86

Total	2,214	1,672
Receivables impaired individually	1,146	1,949

Carrying amount, net	42,387	39,213

        Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

        The carrying amount of receivables from financial services, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2008 was €222 million (2007: €63 million).

        Further information on financial risks and nature of risks is provided in Note 30.

        Finance leases.    Finance leases consist of sales-types leases of vehicles to the Group's direct retail customers and of direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

        Maturities of the finance lease contracts are comprised of the following:

	At December 31, 2008				At December 31, 2007
(in millions of €)	< 1 year	1 year up to 5 years	> 5 years	Total	< 1 year	1 year up to 5 years	> 5 years	Total
Contractual future lease payments	5,153	9,825	3,824	18,802	4,172	8,570	4,933	17,675
Unguaranteed residual values	122	331	260	713	157	387	278	822

Gross investment	5,275	10,156	4,084	19,515	4,329	8,957	5,211	18,497
Unearned finance income	(730)	(1,626)	(1,325)	(3,681)	(627)	(1,612)	(1,857)	(4,096)

Gross carrying amount	4,545	8,530	2,759	15,834	3,702	7,345	3,354	14,401
Allowances for doubtful accounts	(135)	(393)	(4)	(532)	(92)	(145)	(1)	(238)

Carrying amount, net	4,410	8,137	2,755	15,302	3,610	7,200	3,353	14,163

        Leveraged leases.    Leveraged leases which are included in the above table also involve those leveraged lease arrangements which are recorded net of non-recourse debt and are designed to achieve tax advantages for the investor that are shared with its contracting partner. Daimler's risk of loss from these arrangements is limited to the equity investment. Revenue is recognized based on the effective interest method using the implicit rate of return that considers the net cash flows underlying the transactions.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The investments in these leveraged leases consist of power plants, sewage treatment plants, vessels and railroad rolling stock; the contractual maturities range from 27 to 52 years. The carrying amount of leveraged leases as of December 31, 2008 and December 31, 2007 was €1,304 million and €1,271 million, respectively. Daimler recognized income of €36 million (2007: €38 million; 2006: €41 million) relating to these transactions, which is included in revenue.

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

        As of December 31, 2008, the carrying amount of receivables from financial services sold, but not derecognized for accounting purposes amounted to €697 million (2007: €1,409 million). The associated risks and rewards are similar to those with respect to receivables from financial services that have not been transferred. For information on the related total liabilities associated with these receivables sold, but not derecognized, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

14. Other Financial Assets

        The item "other financial assets" shown in the consolidated balance sheets is comprised of the following classes:

	At December 31, 2008			At December 31, 2007
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Available-for-sale financial assets	711	847	1,558	1,061	1,283	2,344
Thereof equity instruments	—	744	744	—	1,139	1,139
Thereof debt instruments	711	103	814	1,061	144	1,205
Derivative financial instruments used in hedge accounting	1,105	879	1,984	1,364	725	2,089
Financial assets at fair value through profit or loss	1,233	1,132	2,365	502	1,111	1,613
Other receivables and financial assets	1,669	420	2,089	2,545	1,036	3,581

	4,718	3,278	7,996	5,472	4,155	9,627

        Investments included in the table above, primarily debt securities, with a carrying amount of €1,091 million in 2008 (2007: €1,424 million) form part of the Group's liquidity management function.

        Available-for-sale financial assets.    Equity instruments comprise the following:

	At December 31,
(in millions of €)	2008	2007
Equity instruments at fair value	193	573
Equity instruments at cost	551	566

	744	1,139

        In 2008, equity instruments at cost with a carrying amount of €35 million (2007: €5 million; 2006: €20 million) were sold. The realized gains from the sales were €12 million in 2008 (2007: €90 million; 2006: €45 million). As of December 31, 2008, the Group did not intend to dispose of any reported equity instruments at cost.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Financial assets at fair value through profit or loss comprise the following:

	At December 31,
(in millions of €)	2008	2007
Trading securities	277	313
Derivative financial instruments not used in hedge accounting	2,088	1,300

	2,365	1,613

        Derivatives.    For information on derivatives see Note 29.

15. Other Assets

        The remaining non-financial assets are comprised of the following:

	At December 31, 2008			At December 31, 2007
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Reimbursements due to income tax refunds	411	268	679	243	149	392
Reimbursements due to other tax refunds	1,241	14	1,255	1,221	21	1,242
Reimbursements due to the Medicare Act (USA)	—	119	119	—	106	106
Other expected reimbursements	404	34	438	489	26	515
Prepaid expenses	289	61	350	199	97	296
Others	226	110	336	216	81	297

	2,571	606	3,177	2,368	480	2,848

        Other expected reimbursements predominantly relate to recovery claims from our suppliers in connection with issued product warranties.

16. Inventories

	At December 31,
(in millions of €)	2008	2007
Raw materials and manufacturing supplies	1,725	1,741
Work-in-process	1,880	1,907
Finished goods, parts and products held for resale	13,066	10,343
Advance payments to suppliers	134	95

	16,805	14,086

        The production cost of inventories recognized as expense in 2008 is included in cost of sales and amounts to €63,526 million. In 2007, production cost of €64,143 million (2006: €67,142 million) was included in cost of sales and €22,267 million (2006: €40,075 million) was included in profit (loss) from discontinued operations. The amount of write-down of inventories to net realizable value recognized as expense was €245 million in 2008 (2007: €111 million; 2006: €87 million). At December 31, 2008, €2,313 million (2007: €1,431 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over within twelve months amounted to €16,259 million at December 31, 2008 (2007: €13,542 million).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        At December 31, 2008, inventories include €535 million (2007: €382 million) of company cars of Daimler AG, which were pledged as collateral to the Daimler Pension Trust e.V. based on the requirement to provide collateral for certain vested employee benefits in Germany.

        The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €102 million in 2008 (2007: €88 million). The utilization of the assets occurs in the context of normal business cycle.

17. Trade Receivables

	At December 31,
(in millions of €)	2008	2007
Gross carrying amount	7,619	6,738
Allowance for doubtful accounts	(620)	(377)

Carrying amount, net	6,999	6,361

        As of December 31, 2008, €25 million of the trade receivables mature after more than one year (2007: €25 million).

        Allowances.    Changes in the allowance account for trade receivables were as follows:

(in millions of €)	2008	2007	2006
Balance at January 1	377	476	540
Charged to costs and expenses	280	12	25
Amounts written off	(42)	(78)	(67)
Disposal of Chrysler activities	—	(22)	—
Currency translation and other changes	5	(11)	(22)

Balance at December 31	620	377	476

        The total expenses relating to the impairment losses of trade receivables amounted to €282 million (2007: €126 million; 2006: €91 million).

        Credit risks.    The following chart gives an overview of credit risks included in trade receivables:

	At December 31,
(in millions of €)	2008	2007
Receivables, neither past due nor impaired individually	4,947	4,501
Receivables past due, not impaired individually
less than 30 days	660	589
30 to 59 days	174	121
60 to 89 days	62	51
90 to 119 days	54	68
120 days or more	226	57

Total	1,176	886
Receivables impaired individually	876	974

Carrying amount, net	6,999	6,361

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

        The carrying amount of trade receivables, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2008 was €73 million.

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

        As of December 31, 2008, the carrying amount of trade receivables sold, but not derecognized for accounting purposes amounted to €67 million (2007: €226 million). For information on the liabilities related to sold but not derecognized receivables, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

18. Assets and Liabilities Held for Sale (Potsdamer Platz)

        On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real estate properties at Potsdamer Platz to the SEB Group. For further information see Note 2.

        In the consolidated balance sheet as of December 31, 2007 the assets and liabilities of Potsdamer Platz are presented separately as assets and liabilities held for sale. The assets and liabilities held for sale are comprised on a consolidated basis of the following:

(Amounts in millions of €)	December 31, 2007
Assets held for sale
Property, plant and equipment	920
Other assets	2

922
Liabilities held for sale
Provisions for other risks and other liabilities	26

19. Equity

        See also the consolidated statements of changes in equity.

        The capital stock is allocated into no-par value shares. All shares are fully paid up. Each share grants one vote at the Annual Meeting of Daimler AG and an equal portion of the profits as defined by the dividend distribution resolved at the Annual Meeting.

(in millions of shares)	2008	2007
Shares outstanding on January 1	1,014	1,028
Creation of new shares by exercise of stock options	—	36
Reacquired and cancelled shares (share buy back program)	(50)	(50)
Shares issued on December 31	964	1,014
Reacquired shares not cancelled (share buy back program)	(37)	—

Shares outstanding on December 31	927	1,014

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Treasury shares.    In 2008, Daimler purchased 1.5 million (2007: 0.5 million; 2006: 0.7 million) Daimler shares in connection with an employee share purchase plan of which 1.5 million (2007: 0.5 million; 2006: 0.7 million) shares were re-issued to employees.

        Share buyback program.    Reacquisition of treasury shares cancelled in 2008 without reduction of capital stock as well as the cancellation itself were based on the resolution of the Annual Meeting on April 4, 2007 that authorized Daimler to acquire, until October 4, 2008, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to an amount of €267 million of the capital stock, or nearly 10% of the capital stock as of that date. Between August 30, 2007 and March 28, 2008, Daimler AG exercised the authorization granted by the Annual Meeting by repurchasing a total of 99.8 million shares in 2007 and 2008 (49.8 million of which after December 31, 2007 between February 14, 2008 and March 28, 2008) representing €267 million of the capital stock as of the time of the resolution of the Annual Meeting in 2007, equivalent to 10%, for a total consideration of €6,197 million (€2,717 million of which for the shares repurchased after December 31, 2007). By way of cancellation of 49.8 million repurchased shares without reduction of the capital stock with effect as of the end of April 3, 2008, the amount of capital stock attributable to one share increased from approximately €2.73 to approximately €2.87.

        On April 9, 2008, the Annual Meeting authorized Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to 10% of the capital stock in the amount of € 2,766 million issued as of the day of the resolution. Between June 18, 2008 and October 23, 2008, Daimler AG partly exercised the authorization by repurchasing a total of 37.3 million shares representing approximately €107 million of the capital stock as of the time of the Annual Meeting, equivalent to approximately 3.87%, for a total consideration of €1,449 million. While 0.2 million shares repurchased were used in 2008 to meet subscription rights arising from stock option programs, 37.1 million treasury shares are still held by Daimler AG as of December 31, 2008.

        Authorized capital.    By way of a resolution adopted at the Annual Meeting on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase Daimler AG's capital in the period until April 8, 2013 by a total of €500 million by issuing new registered no par value shares in exchange for cash contributions and by a total of €500 million by issuing new registered no par value shares in exchange for non-cash contributions.

        Conditional capital.    By way of a resolution adopted at the Annual Meeting on April 6, 2005, the Board of Management was authorized, with the consent of the Supervisory Board, to issue convertible bonds and / or option notes with warrants with a total face value of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new Daimler shares with an allocable portion of the capital stock of up to €300 million, in line with the specified conditions, by April 5, 2010. This authorization has not been exercised yet.

        Stock option plans.    As of December 31, 2008, 24 million options from stock option plans with a nominal amount of €70 million had not yet been exercised.

        Dividends.    Under the German Stock Corporation Act (Aktiengesetz), the dividend that can be distributed to shareholders is based on the unappropriated earnings reported in the annual financial statements of Daimler AG (parent company only) in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2008, the Daimler management will propose to the shareholders at the Annual Meeting that €556 million (€0.60 per share) of the unappropriated accumulated earnings of Daimler AG be distributed as a dividend to the stockholders.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The table below shows the changes in other reserves directly recognized in equity:

	2008			2007			2006
(in millions of €)	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes
Financial assets available for sale:
Fair value changes recognized in equity	(295)	16	(279)	(241)	18	(223)	121	(27)	94
(Income) / expenses reclassified through profit or loss	37	—	37	(6)	2	(4)	(1)	—	(1)

Total financial assets available for sale	(258)	16	(242)	(247)	20	(227)	120	(27)	93

Derivative financial instruments:
Fair value changes recognized in equity	233	(34)	199	2,030	(546)	1,484	2,313	(877)	1,436
(Income) / expenses reclassified through profit or loss	(940)	258	(682)	(1,915)	677	(1,238)	(1,899)	722	(1,177)

Total derivative financial instruments	(707)	224	(483)	115	131	246	414	(155)	259

Currency translation adjustments	(53)	—	(53)	(812)	—	(812)	(1,621)	—	(1,621)

Total income and (expenses) recognized directly in equity	(1,018)	240	(778)	(944)	151	(793)	(1,087)	(182)	(1,269)

Net profit			1,414			3,985			3,783

Total income for period			636			3,192			2,514

        In the line item "total financial assets available for sale," the amounts for 2008 include minority interest of €(8) million before taxes and €(6) million net of taxes (2007: €(3) million before income taxes, €(2) million net of taxes; 2006: -). The line item "total derivative financial instruments" includes €(108) million before income taxes and €(71) net of taxes attributable to minority interest in 2008 (2007: €83 million before and net of taxes; 2006: -). Minority interest of €46 million before and net of taxes are included in the line item "currency translation adjustments" for 2008 (2007: €(12) million before and net of taxes; 2006: €(36) million before and net of taxes).

20. Share-based Payment

        As of December 31, 2008, the Group has the following awards outstanding that were issued under a variety of plans: (1) the 2005-2008 Performance Phantom Share Plans (PPSP), (2) the Stock Option Plan 2000 (SOP) and (3) the Stock Appreciation Rights (SAR) Plan from previous years. The SOP 2003 and 2004 are equity-settled share-based payment instruments and are measured at fair value at the date of grant. PPSP and SAR are cash-settled share-based payment instruments and are measured at respective fair value at the balance sheet date.

        The PPSP are paid off at the end of the stipulated holding period; earlier, pro-rated payoff is possible only if certain defined conditions are met. For the SAR Plan, the vesting period has passed, so that all SARs are exercisable under consideration of the exercise prices.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The effects on share-based payment arrangements in the income statements and balance sheets were as follows (before income taxes):

	Remuneration expense/(income)			Provision at December 31,
(in millions of €)	2008	2007	2006	2008	2007
PPSP	(75)	161	59	73	165
MTI	—	4	.	—	—
SAR	(8)	39	.	—	8
SOP	(18)	24	38	—	—

	(101)	228	97	73	173

        In 2008, income mainly resulted from the decline in the share price compared to 2007.

        Expenses / (income) in the consolidated statements of income resulting from rights of members of the Board of Management are as follows:

	Dr. Dieter Zetsche			Günther Fleig			Dr. Rüdiger Grube
(in millions of €)	2008	2007	2006	2008	2007	2006	2008	2007	2006
PPSP	(2.7)	5.1	1.2	(1.3)	2.5	0.6	(1.4)	2.5	0.6
SAR	(0.2)	0.1	.	.	.	.	—	—	—
SOP	(4.5)	3.0	0.8	(2.3)	1.5	0.4	(2.3)	1.5	0.4

	Andreas Renschler			Bodo Uebber			Dr. Thomas Weber
(in millions of €)	2008	2007	2006	2008	2007	2006	2008	2007	2006
PPSP	(1.4)	2.6	0.6	(1.5)	2.7	0.7	(1.3)	2.5	0.6
SAR	.	.	.	.	.	.	—	—	.
SOP	—	.	0.1	(1.8)	1.2	0.3	(1.8)	1.2	0.3

	Thomas W. LaSorda			Eric R. Ridenour			Thomas W. Sidlik
(in millions of €)	2008	2007	2006	2008	2007	2006	2008	2007	2006
PPSP	—	0.9	0.7	—	0.6	0.5	—	0.8	0.6
SAR	—	—	—	—	—	—	—	0.1	.
SOP	—	.	0.1	—	.	0.1	—	1.5	0.4

        The details of the overview do not represent any paid or committed remuneration, but refer to income and expense which has been calculated according to IFRS.

        Performance Phantom Share Plans.    In 2008, the Group adopted a Performance Phantom Share Plan (PPSP), similar to that used in 2007, 2006 and 2005, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) multiplied by the quoted price of Daimler's Ordinary Shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

        The Group recognizes a provision for awarding the PPSP. Since payment per vested phantom share depends on the quoted price of one Daimler Ordinary Share, the quoted price represents the fair value of each phantom share. The proportionate remuneration expenses for the years 2005 to 2008 are determined on the basis of the year-end quoted price of Daimler Ordinary Shares and the estimated target achievement.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Stock Option Plans.    In April 2000, the Group's shareholders approved the Daimler Stock Option Plan (SOP), which grants stock options for the purchase of Daimler Ordinary Shares to eligible employees. Options granted under the SOP are exercisable at a reference price per Daimler Ordinary Share, which is determined in advance, plus a 20% premium. The options become exercisable in equal installments at the earliest on the second and third anniversaries from the date of grant. All unexercised options expire ten years after the date of grant. If the market price per Daimler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. After 2004 no new stock options were granted.

        In the event of exercise, the Group has generally issued common shares so far.

        Chrysler employees are still able to exercise their rights. Employees are allowed to exercise their rights within one year after leaving the Group. For Chrysler employees who had an active status on August 3, 2007, the possibility to exercise their rights expired on August 3, 2008. Former employees with an inactive status at deconsolidation are allowed to exercise their rights for a maximum of five years after leaving the Group. Exercises, and therefore the potential issue of new common shares, could cause an increase in the share capital of Daimler, similar to exercises of stock options by current Daimler employees. As of December 31, 2008, inactive Chrysler employees held 2.3 million exercisable rights.

        Due to the deconsolidation of the Chrysler activities, the outstanding rights for Chrysler employees no longer result in a debt from share-based payment. As of December 31, 2008, Daimler recorded a provision for Chrysler rights that are not paid off.

        The table below shows the basic terms of the SOP (in millions):

				At December 31, 2008
Year of grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	5.6	5.6
2001	€55.80	€66.96	18.7	5.7	5.7
2002	€42.93	€51.52	20.0	4.6	4.6
2003	€28.67	€34.40	20.5	3.2	3.2
2004	€36.31	€43.57	18.0	5.2	5.2

        Options granted to the Board of Management in 2004 for which according to the recommendations of the German Corporate Governance Code the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

        Analysis of the stock options issued is as follows:

	2008		2007		2006
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of the year	29.1	57.66	67.1	56.00	79.6	53.92
Options granted	—	—	—	—	—	—
Exercised	(0.6)	39.11	(35.7)	53.89	(10.0)	37.06
Disposal / Forfeited	(4.2)	66.75	(2.3)	67.97	(2.5)	65.72
Outstanding at year-end	24.3	56.61	29.1	57.66	67.1	56.00
Exercisable at year-end	24.3	56.61	29.1	57.66	58.8	57.75

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The weighted average share price of Daimler Ordinary Shares during the exercise period was €45.86 (2007: €65.69; 2006: €44.99).

        Analysis of the stock options issued to the members of the Board of Management is as follows:

	Dr. Dieter Zetsche
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	1.0	52.99	1.0	52.99	1.0	52.99
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	1.0	52.99	1.0	52.99	1.0	52.99
Exercisable at year-end	1.0	52.99	1.0	52.99	1.0	53.73
Weighted maturity	3.0 years		4.0 years		5.0 years

	Günther Fleig
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	0.6	53.88	0.6	53.88	0.6	53.88
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.6	53.88	0.6	53.88	0.6	53.88
Exercisable at year-end	0.6	53.88	0.6	53.88	0.6	54.54
Weighted maturity	2.9 years		3.9 years		4.9 years

	Dr. Rüdiger Grube
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	0.4	45.66	0.4	45.66	0.4	45.66
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.4	45.66	0.4	45.66	0.4	45.66
Exercisable at year-end	0.4	45.66	0.4	45.66	0.4	45.88
Weighted maturity	3.6 years		4.6 years		5.6 years

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

	Andreas Renschler
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	0.2	51.88	0.2	51.88	0.2	51.88
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.2	51.88	0.2	51.88	0.2	51.88
Exercisable at year-end	0.2	51.88	0.2	51.88	0.2	52.97
Weighted maturity	3.2 years		4.2 years		5.2 years

	Bodo Uebber
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	0.1	49.51	0.1	49.51	0.1	49.51
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.1	49.51	0.1	49.51	0.1	49.51
Exercisable at year-end	0.1	49.51	0.1	49.51	0.1	51.38
Weighted maturity	3.8 years		4.8 years		5.8 years

	Dr. Thomas Weber
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	0.2	43.61	0.2	43.61	0.2	43.61
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Exercisable at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Weighted maturity	3.8 years		4.8 years		5.8 years

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

	Thomas W. LaSorda
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	—	—	0.2	55.0	0.3	49.57
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	0.1	44.41
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at August 3, 2007	—	—	0.2	55.0	0.2	55.00
Exercisable at August 3, 2007	—	—	0.2	55.0	0.2	57.18
Weighted maturity	—		3.9 years		5.2 years

	Eric R. Ridenour
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	—	—	0.1	50.62	0.2	44.64
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	0.1	39.18
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at August 3, 2007	—	—	0.1	50.62	0.1	50.62
Exercisable at August 3, 2007	—	—	0.1	50.62	0.1	53.52
Weighted maturity	—		4.3 years		5.9 years

	Thomas W. Sidlik
	2008		2007		2006
(options in millions; per share amounts in €):	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share	Number of stock options	Average exercise price € per share
Balance at beginning of year	—	—	0.6	56.54	0.6	56.54
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at August 3, 2007	—	—	0.6	56.54	0.6	56.54
Exercisable at August 3, 2007	—	—	0.6	56.54	0.5	57.49
Weighted maturity	—		3.6 years		4.8 years

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

With regard to the figures shown in the above table, it has to be considered that benefits from the stock option plans only arise if the Daimler share price exceeds the hurdle which has been individually defined for each stock option plan and if the owner of the stock option plan has realized an exercise. As variable compensation, only the difference between the reference and exercise price of the respective stock option plan is paid out. The following average exercise price is only a statistical factor, which results from the weighted average of the exercise prices shown in the table for the basic terms of the SOP. The sum of rights shown here is calculated from the addition of the different amounts of options that were granted in the years 2000 to 2004.

Stock Appreciation Rights Plans

        In 1999, Daimler established a stock appreciation rights plan (the SAR Plan 1999), which provides eligible employees of the Group with the right to receive cash equal to the appreciation of Daimler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries of the grant date. All unexercised SARs expire ten years after the grant date. The exercise price of a SAR is equal to the fair market value of Daimler's Ordinary Shares on the grant date. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each (US $98.76 for Chrysler employees), of which 3.3 million are outstanding and exercisable at December 31, 2008.

        The fair value of the SAR Plan is taken into account in provisions for other risks at the balance sheet date. Both the fair values and the intrinsic values of the SARs were zero at year-end.

21. Pensions and Similar Obligations

        The provisions for pension benefit plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2008	2007
Provision for pension benefits (pension plans)	3,282	3,038
Provision for other post-employment benefits	848	790
Provision for other benefits	10	24

	4,140	3,852

Defined pension benefit plans

        The Group provides pension benefits with defined entitlements to almost all of its employees which have to be accounted for as defined benefit plans and are funded partially with assets. Starting in 2008, the majority of the active employees are entitled to pay-related defined pension benefits. Under these plans, employees earn benefits for each year of service. The benefits earned per year of service are based on the salary level and age of the respective employees.

        Funded status.    The following information with respect to the Group's pension plans is presented separately for German plans and non-German plans. In 2006 and 2005, the non-German plans were principally comprised of plans in the United States still including the Chrysler plans. In 2007, as a result of the deconsolidation of Chrysler, the Group's provisions for pension benefits and the corresponding plan assets decreased significantly. The funded status developed since 2005 as follows:

	At December 31, 2008			At December 31, 2007			At December 31, 2006			At December 31, 2005
(in millions of €)	Total	German plans	Non- German plans	Total	German plans	Non- German plans	Total	German plans	Non- German plans	Total	German plans	Non- German plans
Present value of defined benefit obligations	15,044	12,780	2,264	15,686	13,539	2,147	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	(10,110)	(8,796)	(1,314)	(13,774)	(12,073)	(1,701)	(35,176)	(11,542)	(23,634)	(34,348)	(10,590)	(23,758)

Funded status	4,934	3,984	950	1,912	1,466	446	2,290	3,186	(896)	7,166	4,573	2,593

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        A reconciliation of the funded status to the net amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2008			At December 31, 2007
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Funded status	4,934	3,984	950	1,912	1,466	446
Unrecognized actuarial net gains/(losses)	(1,677)	(1,347)	(330)	1,106	1,022	84
Unrecognized past service cost	(1)	—	(1)	—	—	—
Net amounts recognized	3,256	2,637	619	3,018	2,488	530

Thereof recognized in: Other assets	(26)	—	(26)	(20)	—	(20)
Thereof recognized in: Provisions for pensions and similar obligations	3,282	2,637	645	3,038	2,488	550

        The development of the present value of the defined benefit obligations and the fair value of plan assets is as follows:

	2008			2007
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of the defined benefit obligation at January 1	15,686	13,539	2,147	37,466	14,728	22,738
Current service cost	348	272	76	609	334	275
Interest cost	824	715	109	1,421	651	770
Contributions by plan participants	142	140	2	10	—	10
Actuarial (gains)/losses	(1,143)	(1,150)	7	(2,354)	(1,728)	(626)
Past service cost/(income)	(109)	(121)	12	21	—	21
Curtailments	(9)	—	(9)	34	(2)	36
Settlements	(89)	(1)	(88)	(43)	—	(43)
Pension benefits paid	(682)	(614)	(68)	(1,697)	(597)	(1,100)
Disposal of Chrysler activities	—	—	—	(19,198)	—	(19,198)
Currency exchange-rate and other changes	76	—	76	(583)	153	(736)
Present value of the defined benefit obligation at December 31	15,044	12,780	2,264	15,686	13,539	2,147

Thereof with plan assets	13,911	11,747	2,164	14,503	12,455	2,048
Thereof without plan assets	1,133	1,033	100	1,183	1,084	99
Fair value of plan assets at January 1	13,774	12,073	1,701	35,176	11,542	23,634
Expected return on plan assets	901	782	119	2,016	862	1,154
Actuarial gains/(losses)	(3,970)	(3,520)	(450)	8	(233)	241
Actual return on plan assets	(3,069)	(2,738)	(331)	2,024	629	1,395
Contributions by the employer	58	—	58	645	425	220
Contributions by plan participants	2	—	2	10	—	10
Settlements	(67)	—	(67)	(14)	—	(14)
Benefits paid	(606)	(539)	(67)	(1,585)	(523)	(1,062)
Disposal of Chrysler activities	—	—	—	(21,718)	—	(21,718)
Currency exchange-rate and other changes	18	—	18	(764)	—	(764)
Fair value of plan assets at December 31	10,110	8,796	1,314	13,774	12,073	1,701

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The experience related adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments are as shown in the following table (based on the pension benefit plans and plan assets at December 31):

	At December 31,
(in millions of €)	2008	2007	2006	2005
Present value of obligation	(194)	154	45	(201)
Fair value of plan assets	(3,970)	(238)	1,685	1,629

        Plan assets.    At December 31, 2008, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and to administer the plans. The Group's plan asset allocations are presented in the following table:

	Plan assets German plans		Plan assets Non-German plans
	At December 31,		At December 31,
(in % of plan assets)	2008	2007	2008	2007
Equity securities	40	53	41	53
Debt securities	47	35	43	29
Alternative investments	9	8	5	3
Real estate	4	2	5	2
Other	.	2	6	13

        Alternative investments consist of private equity and debt investments as well as investments in commodities and hedge funds.

        Assumptions.    The measurement date for the Group's pension benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is generally January 1. The assumptions used to calculate the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

        The following weighted average assumptions were used to determine pension benefit obligations:

	German plans		Non-German plans
	At December 31,		At December 31,
(in %)	2008	2007	2008	2007
Discount rates	5.9	5.4	5.0	5.3
Expected long-term remuneration increases	3.5	3.1	3.3	4.6
Expected increase in cost of living[1]	1.8	1.9	—	—

1
For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
(in %)	2008	2007	2006	2008	2007	2006
Discount rates	5.4	4.5	4.0	5.3	5.7	5.4
Expected long-term returns on plan assets	6.5	7.5	7.5	7.3	8.5	8.5
Expected long-term remuneration increases	3.1	2.5	3.0	4.6	4.1	4.4
Expected increase in cost of living[1]	1.9	1.9	1.8	—	—	—

1
For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

        Discount rates.    The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of high quality corporate bonds with maturities and values matching those of the pension payments.

        Expected return on plan assets.    The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocation of plan assets and expected future returns for the various asset classes in the portfolios. Our investment committees survey banks and large asset portfolio managers about their expectations for future returns for the relevant market indices. The allocation-weighted average return expectations serve as an initial indicator for the expected rate of return on plan assets for each pension fund.

        In addition, Daimler considers long-term actual plan assets results and historical market returns in its evaluation in order to reflect the long-term character of the expected rate of return.

        Net pension cost (income).    The components of net pension cost (income) for the continued and discontinued operations were as follows:

	2008			2007			2006
(in millions of €)	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Current service cost	348	272	76	609	334	275	829	365	464
Interest cost	824	715	109	1,421	651	770	1,872	582	1,290
Expected return on plan assets	(901)	(782)	(119)	(2,016)	(862)	(1,154)	(2,599)	(790)	(1,809)
Amortization of net actuarial (gains)/losses	(1)	—	(1)	(38)	—	(38)	1	1	—
Past service cost/(income)	(120)	(121)	1	46	—	46	73	—	73

Net periodic pension cost/(income)	150	84	66	22	123	(101)	176	158	18
Curtailments and settlements	3	—	3	21	(2)	23	112	85	27

Net pension cost/(income)	153	84	69	43	121	(78)	288	243	45

        Expected payments.    In 2009, Daimler expects to make cash contributions of €0.1 billion to its pension plans. In addition, the Group expects to make pension benefit payments of €0.1 billion under pension benefit schemes without plan assets.

Defined pension contribution plans

        At Daimler, the payments made under defined pension contribution plans are primarily related to government-run pension plans. In 2008, the total cost from payments made under defined contribution plans amounted to €1.0 billion (2007: €1.2 billion; 2006: €1.1 billion).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

Other post-employment benefits

        Certain foreign subsidiaries of Daimler in North America, provide post-employment health and life-insurance benefits with defined entitlements to their employees, which have to be accounted for as defined benefit plans. As a result of the deconsolidation of the Chrysler activities in 2007, the Group's benefit obligations and net benefit costs under other post-employment benefit plans are no longer material to the Group's continuing operations.

22. Provisions for Other Risks

        The development of provisions for other risks is summarized as follows:

(in millions of €)	Product warranties	Sales incentives	Personnel and social costs	Other	Total
Balance at December 31, 2007	6,598	830	3,028	2,945	13,401

Thereof current	3,103	819	1,419	1,931	7,272
Thereof non-current	3,495	11	1,609	1,014	6,129
Additions	2,262	709	817	1,447	5,235
Utilizations	(3,024)	(566)	(1,275)	(931)	(5,796)
Reversals	(221)	(46)	(289)	(665)	(1,221)
Addition of accrued interest and effects of changes in discount rates	284	.	83	62	429
Currency translation and other changes	27	(40)	(14)	(281)	(308)

Balance at December 31, 2008	5,926	887	2,350	2,577	11,740

Thereof current	3,025	887	1,031	1,887	6,830
Thereof non-current	2,901	.	1,319	690	4,910

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

        Sales incentives.    The provisions for sales incentives relate to obligations for expected reductions in revenue already recognized. These include bonuses, discounts and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods, but will not be paid until subsequent periods.

        Personnel and social costs.    Provisions for personnel and social costs primarily comprise expected expenses of the Group for employee anniversary bonuses, profit sharing arrangements, management bonuses as well as early retirement and partial retirement plans. The additions recorded to the provisions for profit sharing and management bonuses in the reporting year usually result in cash outflows in the following year.

        Other.    Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. In addition, they also include provisions for other taxes and various other risks.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

23. Financing Liabilities

	At December 31, 2008			At December 31, 2007
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Notes/bonds	11,158	22,935	34,093	10,200	25,461	35,661
Commercial paper	2,320	—	2,320	112	—	112
Liabilities to financial institutions	8,038	6,570	14,608	7,299	5,264	12,563
Deposits from direct banking business	5,033	977	6,010	3,962	138	4,100
Liabilities from ABS transactions	370	327	697	835	614	1,449
Liabilities from finance lease	60	391	451	62	377	439
Loans, other financing liabilities	449	9	458	630	13	643

	27,428	31,209	58,637	23,100	31,867	54,967

        Based on market conditions and liquidity needs, Daimler may sell certain receivables to third parties. As of December 31, 2008, liabilities relating to transfers of receivables accounted as secured borrowings amounted to €764 million (2007: €1,652 million). These are reported under liabilities from ABS transactions in the amount of €697 million (2007: €1,449 million), under liabilities to financial institutions in the amount of €66 million (2007: €115 million), and under loans, other financing liabilities in the amount of €1 million (2007: €88 million).

        Liabilities from finance leases relate primarily to leases of property, plant and equipment which transfer substantially all risks and rewards to the Group as lessee. Future minimum lease payments under finance leases at December 31, 2008 amounted to €637 million (2007: €655 million). The reconciliation of future minimum lease payments from finance lease arrangements to the corresponding liabilities is as follows:

	Future minimum lease payments At December 31,		Interest included in future minimum lease payments At December 31,		Liabilities from finance lease arrangements At December 31,
(in millions of €)	2008	2007	2008	2007	2008	2007
Maturity
within one year	77	84	17	22	60	62
between one and five years	204	222	62	79	142	143
later than five years	356	349	107	115	249	234

	637	655	186	216	451	439

        Daimler AG provides a full and unconditional guarantee of medium-term notes issued by its wholly-owned finance subsidiary Daimler Finance North America LLC, which has no assets or operations other than those related to the issuance, administration and repayment of such notes.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

24. Other Financial Liabilities

        Other financial liabilities are composed of the following items:

	At December 31, 2008			At December 31, 2007
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Derivative financial instruments used in hedge accounting	185	46	231	66	169	235
Financial liabilities recognized at fair value through profit or loss	572	554	1,126	226	74	300
Liabilities from residual value guarantees	1,550	1,090	2,640	1,720	1,221	2,941
Liabilities from wages and salaries	894	—	894	1,129	1	1,130
Other	5,175	252	5,427	5,227	282	5,509

Miscellaneous other financial liabilities	7,619	1,342	8,961	8,076	1,504	9,580

	8,376	1,942	10,318	8,368	1,747	10,115

        Derivative financial instruments.    Information on derivative financial instruments can be found in Note 29.

        Financial liabilities recognized at fair value through profit or loss relate exclusively to derivative financial instruments, which are not used in hedge accounting.

25. Other Liabilities

        Other liabilities are composed of the following items:

	At December 31, 2008			At December 31, 2007
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Income tax liabilities	135	76	211	118	103	221
Miscellaneous other liabilities	922	1	923	1,154	11	1,165

	1,057	77	1,134	1,272	114	1,386

26. Consolidated Statements of Cash Flows

        Calculating funds.    As of December 31, 2008, cash and cash equivalents include restricted funds of €139 million (2007: €223 million; 2006: €1,326 million) from consolidated special purpose entities, which are solely used to settle the respective financial liabilities.

        Cash provided by operating activities.    The changes in other operating assets and liabilities are as follows:

(in millions of €)	2008	2007	2006
Provisions	(1,382)	(859)	(979)
Financial instruments	217	(159)	(477)
Miscellaneous other assets and liabilities	303	1,407	(340)

	(862)	389	(1,796)

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Cash provided by operating activities includes the following cash flows:

(in millions of €)	2008	2007	2006
Interest paid	(1,647)	(1,541)	(977)
Interest received	1,761	977	716
Income taxes paid, net	(898)	(1,020)	(1,494)
Dividends received	67	69	191

        Cash used for financing activities.    Cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2008, cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €79 million (2007: €77 million; 2006: €80 million).

27. Legal Proceedings

        Various legal proceedings, claims and governmental investigations are pending against Daimler AG and its subsidiaries on a wide range of topics, including vehicle safety, emissions, fuel economy, financial services, dealer, supplier and other contractual relationships, intellectual property rights, product warranties, environmental matters, and shareholder matters. Some of these proceedings allege defects in various components in several different vehicle models or allege design defects relating to vehicle stability, pedal misapplication, brakes or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages or undertake service actions, recall campaigns or other costly actions.

        The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and as further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and the defendants delivered their rebuttal on October 1, 2007 (see also Note 28). The arbitrators held the first hearing on June 16 and 17, 2008. Additional briefs from the claimant and the defendants are due on April 3, 2009. Daimler believes the claims are without merit and will continue to defend itself vigorously.

        As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act ("FCPA"). Daimler has voluntarily shared with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and has provided the agencies with information pursuant to outstanding subpoenas and other requests. Daimler has also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC.

        Daimler has completed its internal investigation and has determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

FCPA, under German law, and under the laws of other jurisdictions. Daimler has taken various actions designed to address and resolve the issues identified in the course of its investigation to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising Daimler's governance policies and internal control procedures and taking personnel actions.

        Daimler has been in discussions with the DOJ and SEC regarding consensually revolving the agencies' investigations. There can be no assurance about whether and when settlements with the DOJ or SEC will become final and effective.

        Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. The Group establishes provisions in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in the Group's consolidated financial statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2008. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2008. Although the final resolution of any such matters could have a material effect on Daimler's operating results for a particular reporting period, Daimler believes that it should not materially affect the Group's financial position and cash flow.

28. Guarantees and Other Financial Commitments

        Guarantees.    The following table shows the amounts of provisions and liabilities at December 31, which have been established by the Group in connection with its issued guarantees (excluding product warranties):

	Amount recognized as a liability At December 31,
(in millions of €)	2008	2007
Financial guarantees	262	218
Guarantees under buy-back commitments	62	381
Other guarantees	132	156

	456	755

        Financial guarantees.    Financial guarantees principally represent guarantees that require the Group to make certain payments if companies in which the Group has a non-controlling equity interest and third parties fail to meet their financial obligations. The maximum potential obligation resulting from these guarantees amounted to €1,857 million at December 31, 2008 (December 31, 2007: €2,340 million). Included in the 2008 and 2007 amounts are guarantees, which the Group issued for the benefit of Chrysler in connection with the transfer of a majority interest in the Chrysler activities. These guarantees relate to Chrysler's pension obligations and certain other financial obligations of Chrysler. For a portion of these financial guarantees, Chrysler provided collateral to an escrow account. For the amounts and further information refer to Note 2.

        Guarantees under buy-back commitments.    Guarantees under buy-back commitments represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, the right, being contingent on the future purchase of vehicles or services. As of December 31, 2008, the best estimate for obligations under these guarantees for which no provisions had yet been recorded was €49 million (2007: €34 million). Residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties are not included in those amounts.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Other guarantees.    Other guarantees principally comprise pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As of December 31, 2008, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €61 million (2007: €96 million).

        In 2002, our subsidiary Daimler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. Daimler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect).

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

        Each of the consortium members (including Daimler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, Daimler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

  •
  Guarantee of bank loans.  Daimler AG issued a guarantee to third parties up to a maximum amount of €165 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders.

  •
  Equity maintenance undertaking.  The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

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

        While Daimler's maximum future obligation resulting from the guarantee of the bank loan can be determined (2008: €165 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the financial guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material. Only the guarantee for the bank loan is included in the above disclosures for financial guarantees.

        Obligations associated with product warranties are also not included in the above disclosures. See Note 22 for provisions relating to such obligations.

        Other financial commitments.    In connection with certain production programs, Daimler has committed to purchase various levels of outsourced manufactured parts and components over extended periods. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2008, commitments to purchase outsourced manufactured parts and components as well as to invest in plant and equipment are approximately €5.1 billion.

        The Group has also entered into non-cancelable operating leases for facilities, plant and equipment. In 2008, rental payments of €563 million (2007: €817 million; 2006: €835 million) were recognized as expense. Future minimum lease payments under non-cancelable long-term lease agreements are due as follows (nominal amounts):

	At December 31,
(in millions of €)	2008	2007
Maturity
within one year	306	323
between one and five years	997	838
later than five years	1,239	1,100

	2,542	2,261

        In addition, the Group issued loan commitments for a total of €1.5 billion and €1.9 billion as of December 31, 2008 and 2007, respectively. The 2007 amount includes a credit line of US $1.5 billion of subordinated debt for Chrysler's automotive business. In 2008, a subsidiary of Chrysler Holding LLC drew down the entire credit line of subordinated debt. Therefore, the credit line is not included in the amount for 2008 (see Note 2).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

29. Financial Instruments

Carrying amounts and fair values of financial instruments

        The following table shows the carrying amounts and fair values of the Group's financial instruments. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of that financial instrument from another independent party. Given the varying influencing factors, the reported fair values can only be viewed as indicators of the prices that may actually be achieved on the market.

	At December 31, 2008		At December 31, 2007
(in millions of €)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Receivables from financial services	42,387	41,927	39,213	39,164
Trade receivables	6,999	6,999	6,361	6,361
Cash and cash equivalents	6,912	6,912	15,631	15,631
Other financial assets
Financial assets available for sale[1]	1,558	1,558	2,344	2,344
Financial assets recognized at fair value through profit or loss	2,365	2,365	1,613	1,613
Derivative financial instruments used in hedge accounting	1,984	1,984	2,089	2,089
Other receivables and assets	2,089	2,089	3,581	3,502

	64,294	63,834	70,832	70,704

Financial liabilities
Financing liabilities	58,637	55,755	54,967	55,469
Trade payables	6,478	6,478	6,939	6,939
Other financial liabilities
Financial liabilities recognized at fair value through profit or loss	1,126	1,126	300	300
Derivative financial instruments used in hedge accounting	231	231	235	235
Miscellaneous other financial liabilities	8,961	8,961	9,580	9,580

	75,433	72,551	72,021	72,523

1
Includes equity interests measured at cost of €551 million (2007: €566 million), whose fair value cannot be determined with sufficient reliability.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31,
(in millions of €)	2008	2007
Assets
Trade receivables	6,999	6,361
Other receivables and assets	2,089	3,581
Receivables from financial services[1]	27,085	25,050
Loans and receivables	36,173	34,992
Available-for-sale financial assets	1,558	2,344
Financial assets recognized at fair value through profit or loss[2]	2,365	1,613
Liabilities
Trade payables	6,478	6,939
Financing liabilities[3]	57,422	52,876
Other financial liabilities[4]	8,699	9,362
Financial liabilities measured at cost	72,600	69,177
Financial liabilities recognized at fair value through profit or loss[2]	1,126	300

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

1
This does not include lease receivables of €15,302 million (2007: €14,163 million) as these are not assigned to an IAS 39 measurement category.

2
Financial instruments classified as held for trading purposes. Therein included are also financial instruments that do not qualify for hedge accounting treatment.

3
This does not include liabilities from capital leases of €451 million (2007: €439 million) or liabilities from non-transference of assets of €764 million (2007: €1,652 million) as these are not assigned to an IAS 39 measurement category.

4
This does not include liabilities from finance guarantees of €262 million (2007: €218 million) as these are not assigned to an IAS 39 measurement category.

        The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

        Receivables from financial services.    The fair values of receivables from financial services with variable interest rates are estimated to be equal to the respective carrying amounts since the interest rates agreed and those available on the market do not significantly differ. The fair values of receivables from financial services with fixed interest rates are determined on the basis of discounted expected future cash flows. The discounting is based on the current interest rates at which similar loans with identical terms could have been borrowed as of December 31, 2008 and December 31, 2007.

        Trade receivables and cash and cash equivalents.    Due to the short terms of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

        Other financial assets.    Financial assets available for sale include the following:

  •
  Equity interests measured at fair value.  The equity interests measured at fair value were measured using quoted market prices at December 31.

  •
  Equity interests measured at cost.  These equity interests for which market prices or fair values are not available are measured at cost. These equity interests comprise shares in non-listed companies for which no objective evidence existed at the balance sheet date that these assets are impaired. Since cash flows

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

    could not be reliably determined, these investments have not been measured by discounting the estimated future cash flows. It is assumed that the fair values are equal to the carrying amounts.

  •
  Debt instruments.  Debt instruments were measured using quoted market prices at December 31. The fair values of debt securities for which quoted prices could not be obtained on the market were based on valuation models using market data.

        Financial assets recognized at fair value through profit or loss include the following:

  •
  Derivative financial instruments not used in hedge accounting.  For further details on the currency, interest rate and commodity hedging contracts, see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. Hedging instruments for equities in 2007 also include instruments for listed investments, which are accounted for using the equity method.

  •
  Trading securities.  The trading securities measured at fair value were measured using quoted market prices at December 31.

        Derivative financial instruments used in hedge accounting include:

  •
  Derivative currency hedging contracts.  The fair values of currency forwards are determined on the basis of the discounted estimated future cash flows using market interest rates appropriate to the remaining terms of the financial instruments. Currency options were measured using price quotations or option pricing models.

  •
  Derivative interest rate hedging contracts.  The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models.

  •
  Derivative commodity hedging contracts.  The fair values of commodity hedging contracts (e.g. commodity forwards) are determined on the basis of current reference prices in consideration of forward premiums and discounts.

        Other receivables and assets include the following:

  •
  Short-term other receivables and assets.  These financial instruments are carried at cost. Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

  •
  Long-term other receivables and assets.  These financial instruments are reported at amortized cost on the balance sheet. It is assumed that the carrying amounts principally approximate the fair values of these financial instruments.

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

        Trade payables.    Due to the short maturities of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Other financial liabilities.    Financial liabilities recognized at fair value through profit or loss include the following:

  •
  Derivative financial instruments not used in hedge accounting.  See the notes above under other financial assets.

  •
  Derivative financial instruments used in hedge accounting.  See the notes above under other financial assets.

        Miscellaneous other financial liabilities include the following:

  •
  Liabilities from residual value guarantees.  For current liabilities, it is assumed that fair value approximates the carrying amount of these financial instruments due to their short maturities. Non-current liabilities are reported at amortized cost on the balance sheet; it is assumed that the carrying amounts approximate the fair values of these financial instruments.

  •
  Miscellaneous other financial liabilities.  Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

Net gains or losses

        The following table shows the net gains or losses of financial instruments included in the income statement (not including derivative financial instruments used in hedge accounting):

(in millions of €)	2008	2007	2006
Financial assets and liabilities recognized at fair value through profit or loss[1]	(62)	64	469
Financial assets available for sale	(29)	168	73
Loans and receivables	(2,022)	(375)	(326)
Financial liabilities measured at cost	1	13	20

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

Total interest income and total interest expense

        Total interest income and total interest expense of the continued operations for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

(in millions of €)	2008	2007	2006
Total interest income	3,610	3,429	3,049
Total interest expense	(2,990)	(2,633)	(2,428)

        For qualitative descriptions of accounting for financial instruments (including derivative financial instruments) please refer to Note 1.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

Information on derivative financial instruments

        Use of derivatives.    The Group uses derivative financial instruments such as interest rate swaps and forward rate agreements for hedging interest risks. Currency risks are hedged mainly through currency forward transactions and options.

        Fair values of hedging instruments.    The table below shows the fair values of hedging instruments:

	At December 31,
(in millions of €)	2008	2007
Fair value hedges	493	76
Cash flow hedges	1,260	1,778

        Fair value hedges.    The Group uses fair value hedges primarily for hedging interest rate risks.

        The changes in fair value of hedging instruments for 2008 amounted to €540 million (2007: €144 million; 2006: €16 million). The offsetting changes in the value of underlying transactions amounted to €(567) million in 2008 (2007: €(150) million; 2006: €(18) million).

        These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

        Cash flow hedges.    The Group uses cash flow hedges primarily for hedging currency and interest rate risks.

        In 2008, net unrealized gains on the measurement of derivatives (before income taxes) of €0.5 billion (2007: €1.9 billion; 2006: €2.3 billion) were recognized in equity without affecting earnings. In this period, net gains of €1,089 million (2007: €484 million; 2006: €54 million) were reclassified from equity to revenue and net losses of €21 million (2007: net gains of €14 million; 2006: net gains of €18 million) were reclassified to cost of sales. In addition, in 2008, net losses of €527 million (2007: net gains of €30 million; 2006: net gains of €1,341 million) were reclassified from equity to net interest income (expense), net. In 2007, net gains from reclassifications of €2 million (2006: -) were included in net profit (loss) from discontinued operations. The reclassifications from equity to income do not include gains and losses from derivatives of companies which are accounted for using the equity method.

        The consolidated net profit for 2008 includes net gains (before income taxes) of €2 million (2007: €6 million; 2006: €4 million) from the valuation of derivative financial instruments which were ineffective for hedging purposes.

        In 2008, the discontinuation of cash flow hedges resulted in gains of €3 million (2007: €5 million; 2006: -).

        The maturities of the interest rate hedges and currency hedges correspond with those of the underlying transactions. As of December 31, 2008, Daimler utilized derivative instruments with a maximum maturity of 24 months as hedges for currency risks arising from future transactions.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

30. Risk management

General Information on Financial Risk

        Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices, while commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. Furthermore, the Group is exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Daimler Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. These financial risks may adversely affect Daimler's financial position, cash flows and profitability.

        Daimler has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and the respective controlling. The guidelines upon which the Group's risk management processes are based are designed to identify and analyze these risks throughout the Group, to set appropriate risk limits and controls and to monitor the risks by means of reliable and up-to-date administrative and information systems. The guidelines and systems are regularly reviewed and adjusted to changes in markets and products.

        The Group manages and monitors these risks primarily through its operating and financing activities and, if required, through the use of derivative financial instruments. Daimler does not use derivative financial instruments for purposes other than risk management. Without these derivative financial instruments, the Group would be exposed to higher financial risks (additional information on financial instruments and especially derivatives is included in Note 29). Daimler regularly evaluates its financial risks with due consideration of changes in key economic indicators and up-to-date market information.

        Any market sensitive instruments, including equity and debt securities, that the pension and other post-employment benefit plans hold are not included in this quantitative and qualitative analysis. Please refer to Note 21 for additional information regarding Daimler's pension plans.

Credit Risk

        Credit risk is the risk of economic loss arising from counterparty's failure to repay or service debt according to the contractual terms. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness as well as concentration risks.

        The maximum risk positions of financial assets, which generally can be subject to credit risk, are equal to their carrying amounts and are shown in the following table:

(in millions of €)	See Note	Maximum risk position 2008	Maximum risk position 2007
Liquid assets		8,003	17,055
Receivables from financial services	13	42,387	39,213
Trade receivables	17	6,999	6,361
Derivatives (only assets)	14	4,072	3,389
Loan commitments	28	1,536	1,908
Other receivables and financial assets	14	2,089	3,581

        Liquid assets.    Liquid assets mainly consist of cash and cash equivalents and debt instruments from available-for-sale financial assets. With the investment of liquid assets, the banks and issuers of securities are selected very carefully and diversified in accordance with a limit system. The limits are reassessed continuously.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

Hence, there were various limit adjustments relating to the current financial market crisis. In line with the Group's risk policy, the predominant part of liquid assets is held in investments with an external rating of "A" or better.

        Receivables from financial services.    The financing and leasing activities of Daimler are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored with the use of defined standards, guidelines and procedures. Daimler Financial Services manages its credit risk irrespective of whether it is related to an operating lease or a finance lease contract. For this reason, statements concerning the credit risk of Daimler Financial Services refer to the entire leasing business, unless specified otherwise.

        The exposure to credit risk from financing and lease activities is monitored based on the portfolio subject to credit risk. The portfolio subject to credit risk is an internal control quantity that consists of receivables from financial services, the portion of the operating lease portfolio that is subject to credit risk and the volumes from dealer inventory financing. Receivables from financial services comprise claims arising from finance lease contracts and repayment claims from financing loans. The operating lease portfolio is reported under "equipment on operating leases" in the Group's consolidated financial statements.

        Further details on receivables from financial services and the balance of the recorded impairments are provided in Note 13.

        In addition, the Daimler Financial Services segment is exposed to credit risk from irrevocable loan commitments to retailers and end customers. At December 31, 2008, irrevocable loan commitments amounted to €1,507 million, of which €572 million had a maturity of less than one year; €869 million had maturities between 2 and 3 years. In 2007, irrevocable loan commitments amounted to €835 million and primarily had maturities of less than one year.

        The Daimler Financial Services segment has guidelines at a global as well as at a local level which ensure effective risk management. In particular, these rules deal with the identification and limitation of concentration risks, requests for collateral as well as the treatment of unsecured loans and non-performing claims. The limitation of concentration risks is implemented primarily by limits, which refer to single customer exposures. As of December 31, 2008, exposure to the top 15 customers did not exceed 3.9% of the total portfolio.

        With respect to its financing and lease activities, the Group takes collateral for customer transactions. The value of collateral generally depends on the amount of the financed assets. Usually, the financed vehicles serve as collateral, secured by certificate of ownership. Furthermore, Daimler Financial Services mitigates the credit risk from financing and lease activities, for example through advance payments from customers.

        Scoring systems are applied for the assessment of the default risk of retail and small business customers. Corporate customers are evaluated using internal rating instruments and external credit bureau data if available. The scoring and rating results as well as the availability of security and other risk mitigation instruments, such as pre-payments, guarantees and, to a lower extent, residual debt insurances, are essential elements for credit decisions.

        Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due as specified by the contractual terms. Examples of objective evidence that loans or finance lease receivables are impaired include the following factors: significant financial difficulty of the borrower, the probability that the borrower falls bankrupt or become delinquent or default on its installment payments, and restructured or renegotiated contracts to avoid delinquency.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The vast majority of loans and finance lease receivables related to retail or small business customers are grouped into homogeneous pools and collectively assessed for impairment. Objective evidence that loans and finance lease receivables are impaired includes, for example, adverse changes in the payment status of borrowers included in the pool and an unfavorable change in the economic conditions affecting the portfolio with similar risk characteristics.

        If single loans and lease receivables are identified to be individually impaired, procedures are initiated to take possession of the asset financed or leased or, alternatively, to renegotiate the impaired contract. Restructuring policies and practices are based on the indicators or criteria which, in the judgment of local management, indicate that repayment will probably continue and that the total proceeds expected to be derived from the renegotiated contract exceed the expected proceeds to be derived from repossession and remarketing. For the carrying amounts of the receivables relating to renegotiated loans that would otherwise be past due or impaired, please refer to Note 13.

        With regard to the financial and economic crisis, Daimler Financial Services took countermeasures at an early stage to minimize the risks of potential credit defaults. Receivables management was intensified. The instruments for controlling risks are regularly adapted to market conditions.

        Trade receivables.    Trade receivables are mostly receivables from worldwide sales activities of vehicles and spare parts. The credit risk from trade receivables encompasses the default risk of customers, e.g. dealers and general distribution companies, other corporate and private customers. Daimler manages its credit risk from trade receivables on the basis of internal guidelines.

        A significant part of the trade receivables from each country's domestic business is secured by various country-specific types of collateral. These types include, for instance, conditional sales, guarantees and sureties as well as mortgages and cash deposits. In addition, Group companies guard against credit risk via credit assessments.

        For trade receivables from export business, Daimler also evaluates each general distribution company's creditworthiness by means of an internal rating process and its country risk. In this context, the year-end financial statements and other relevant information of the general distribution companies are recorded and assessed.

        Depending on the creditworthiness of the general distribution companies, Daimler usually limits credit risks by the following types of collateral:

  •
  credit insurances,

  •
  first-class bank guarantees,

  •
  letters of credit, and

  •
  pledges.

        These procedures are defined in the export credit guidelines, which have Group-wide validity.

        Appropriate provisions are recognized for the risks inherent in trade receivables. For this purpose, all receivables are regularly reviewed and impairments are recognized if there is any objective indication of non performance or other contractual violations. In general, material individual receivables and receivables whose realizability is jeopardized are assessed individually. Taking country-specific risks and any collateral into consideration, the other receivables are grouped by similarity of contract and tested for impairment collectively.

        Further information on trade receivables and the status of impairments recognized is provided in Note 17.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Derivative financial instruments.    The Group does not use derivative financial instruments for purposes other than risk management. Daimler manages the credit risk exposure in connection with derivative financial instruments through a limit system, which is based on the review of each counterparty's financial strength. This system limits and diversifies the credit risk. As a result, Daimler is exposed to credit risk only to a low extent with respect to its derivative financial instruments.

        Other receivables and financial assets.    Other receivables and financial assets include Chrysler related loans, receivables and other assets, which were subject to impairment in 2008 (see also Note 12). With respect to other receivables and financial assets, Daimler is exposed to credit risk only to a low extent.

Liquidity Risk

        Liquidity risk comprises the risk that a company cannot meet its financial obligations in full.

        Daimler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflows generated by its operating business. In general, Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and market conditions, Daimler issues commercial paper, bonds and financial instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements. The funds raised are primarily used to finance the cash needs of the lease and financing business and the working capital and capital expenditure requirements. According to internal guidelines, the refunding of the lease and financing business is generally carried out with matching maturities of cash flows.

        At year-end 2008, the Group had short-term and long-term credit lines totaling €22.7 billion, of which €8.5 billion was not utilized. These credit lines include a syndicated US $5 billion credit facility of Daimler AG. This facility will mature in December 2011. In order to bolster its group liquidity, Daimler signed a new €3 billion 364-day credit facility with a syndicate of international banks in October 2008. These facilities serve as a back-up for commercial paper drawings and provide funds for general corporate purposes. At the end of 2008, neither of the facilities was utilized.

        From an operating point of view, the management of the Group's liquidity exposures is centralized by a daily cash pooling process. This process enables Daimler to manage its liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary. The Group's short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from the operating business.

        Information on the Group's financing liabilities is also provided in Note 23 to the consolidated financial statements.

        At present, refinancing in particular with regard to large amounts is only possible at significantly higher borrowing costs. In the case of a continued negative trend in the financial markets Daimler could be faced with ongoing high borrowing costs and lower financial flexibility. Higher borrowing costs would have an impact on the competitiveness and profitability of the Group's financial services business.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities as of December 31, 2008.

Liquidity Runoff1

(in millions of €)	Total	2009	2010	2011	2012	2013	≥2014
Financing liabilities[2]	65,997	29,183	12,723	10,703	5,084	3,564	4,740
Derivative financial instruments[3]	1,467	818	405	121	106	15	2
Trade payables[4]	6,478	6,475	3	—	—	—	—
Other financial liabilities excluding derivatives	8,961	7,619	938	173	54	36	141
Irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG5	1,536	601	47	869	19	—	—

Total	84,439	44,696	14,116	11,866	5,263	3,615	4,883

1.
The values were calculated as follows:

  (a)
  If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which Daimler can be required to pay. The customer deposits of Mercedes-Benz Bank are considered in this analysis to mature within the first year.

  (b)
  The cash flows of floating interest financial instruments are estimated on the basis of forward rates.

2.
The stated cash flows of financing liabilities consist of their undiscounted principal and interest payments.

3.
The undiscounted sum of the net cash outflows of the derivative financial instruments are shown for the respective year. For single time bands, this may also include negative cash flows from derivatives with an overall positive fair value.

4.
The cash outflows of trade payables are undiscounted.

5.
The maximum available amounts are stated.

Finance Market Risks

        The global nature of its businesses exposes Daimler to significant market risks resulting from fluctuations in foreign currency exchange rates and interest rates. In addition, the Group is exposed to market risks in terms of commodity price risk associated with its business operations, which the Group hedges partially through derivative financial instruments. The Group is also exposed to equity price risk. Market risks may adversely affect the Group's financial position, cash flows and profitability.

        Daimler manages market risks to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the Group and its segments. The Group calculates its overall exposure to these market risks to provide the basis for hedging decisions, which include the selection of hedging instruments and the determination of hedging volumes and the corresponding periods. Decisions regarding the management of market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices as well as decisions on asset-liability management, are regularly made by the relevant Daimler risk management committees.

        As part of its risk management system, Daimler employs value at risk analyses as recommended by the Bank for International Settlements. In performing these analyses, Daimler quantifies its market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices on a continuous basis by predicting the maximum loss over a target time horizon (holding period) and confidence level.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The value at risk calculations employed:

  •
  express potential losses in fair values, and

  •
  assume a 99% confidence level and a holding period of five days.

        Daimler calculates the value at risk for exchange rate, interest rate and equity price risk according to the variance-covariance approach. The value at risk calculation method for commodity price risk is based on the Monte Carlo simulation.

        When calculating the value at risk by using the variance-covariance approach, Daimler first computes the current fair value of the Group's financial instruments portfolio. Then the sensitivity of the portfolio value to changes in the relevant market risk factors, such as particular foreign currency exchange rates or interest rates of specific maturities, is quantified. Based on expected volatilities and correlations of these market risk factors which are obtained from the RiskMetrics™ dataset, a statistical distribution of potential changes in the portfolio value at the end of the holding period is computed. The loss which is reached or exceeded with a probability of only 1% can be deduced from this calculation and represents the value at risk.

        The Monte Carlo simulation uses random numbers to generate possible changes in market risk factors over the holding period. The changes in market risk factors indicate a possible change in the portfolio value. Running multiple repetitions of this simulation leads to a distribution of portfolio value changes. The value at risk can be determined based on this distribution as the portfolio value loss which is reached or exceeded with a probability of 1%.

        In accordance with the risk management standards of the international banking industry, Daimler maintains its financial controlling system independent of Corporate Treasury and with a separate reporting line.

        Exchange rate risk.    Transaction risk and currency risk management.    The global nature of Daimler's businesses exposes the cash flows and results related to the operating businesses to risks arising from fluctuations in exchange rates. These risks primarily relate to fluctuations between the US dollar and the euro.

        In accordance with its internal guidelines, Daimler refinances receivables denominated in foreign currencies, which relate to the Group's invested liquidity, in the same foreign currencies. As a result, the Group is not exposed to significant exchange rate risks.

        Payables in foreign currencies that result from the Group's refinancing are generally hedged against currency risks at the time of the refinancing. The Group uses appropriate derivative financial instruments to hedge against currency risk.

        In the operating vehicle businesses, the Group's exchange rate risk primarily arises when revenue is generated in a currency that is different from the currency in which the costs of generating the revenue are incurred (so-called transaction risk). When the revenue is converted into the currency in which the costs are incurred, it may be inadequate to cover the costs if the value of the currency in which the revenue is generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes-Benz Cars segment, which generates a major portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. The Daimler Trucks segment is also subject to transaction risk, but to a lesser extent because of its global production network. The Mercedes-Benz Vans segment and the Daimler Buses unit included in Vans, Buses, Other are also directly exposed to transaction risk, but only to a minor degree compared to the Mercedes-Benz Cars and Daimler Trucks segments. In addition, through its proportionate share in the results of its equity investment in EADS, Vans, Buses, Other is indirectly exposed to transaction risk.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that the exchange rate risk resulting from revenue generated in a particular currency can be offset by costs in the same currency, even if the revenue arises from a transaction independent of that in which the costs are incurred. As a result, only the unmatched amounts are subject to transaction risk. In addition, natural hedging opportunities exist to the extent that currency exposures of the operating businesses of individual segments offset each other at Group level, thereby reducing overall currency exposure. These natural hedges eliminate the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, Daimler strives, where appropriate, to increase cash outflows in the same currencies in which the Group has a net excess inflow.

        In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), Daimler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. Daimler's Foreign Exchange Committee (FXCo) manages the Group's currency exposures and the use of currency derivatives. The FXCo consists of the Chief Financial Officer and members of the treasury department of the affected divisions as well as members of Corporate Controlling. The Corporate Treasury department assesses foreign currency exposures and carries out the FXCo's decisions concerning foreign currency hedging through transactions with international financial institutions. Risk Controlling regularly informs the Board of Management of the actions taken by the Corporate Treasury department based on the FXCo's decisions.

        The Group's targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far in the future, and, on the other hand, it may be limited by the fact that appropriate currency contracts are not available. This reference model aims to protect the Group from unfavorable movements in exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this reference model and depending on the market outlook, the FXCo determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year-end 2008, the centralized foreign exchange management showed an unhedged position in the automotive business in calendar year 2009 amounting to 12% of the underlying forecasted cash flows in US dollars. The corresponding figure at year-end 2007 for calendar year 2008 was 30%. The lower unhedged position compared to last year and a lower US dollar volume in the operating business contributes to a lower exposure of cash flows to currency risk with respect to the US dollar. This also applies in part to the Group's exposures to currency risks with respect to other foreign currencies.

        The hedged position is determined by the amount of derivative currency contracts held. The derivative financial instruments used to cover foreign currency exposure are primarily forward foreign exchange contracts and currency options. Daimler's guidelines call for a mixture of these instruments depending on the view of market conditions. Value at risk is used to measure the exchange rate risk inherent in these derivative financial instruments.

        The following table shows the period-end, high, low and average value at risk figures for the 2008 and 2007 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

	2008				2007
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Exchange rate risk (from derivative financial instruments)	572	572	253	380	236	236	147	183

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The value at risk figures of the financial instruments used to hedge exchange rate risks were higher in 2008 as a result of increased exchange rate volatilities.

        Effects of currency translation.    For purposes of Daimler's consolidated financial statements, the income and expenses and the assets and liabilities of subsidiaries located outside the euro zone are converted into euros. Therefore, period-to-period changes in average exchange rates may cause translation effects that have a significant impact on, for example, revenue, segment results (earnings before interest and taxes — EBIT) and net profit or loss of the Group. Unlike exchange rate transaction risk, exchange rate translation risk does not affect future cash flows. The Group's equity position reflects changes in book values due to exchange rates. Daimler does not hedge against exchange rate translation risk.

        In 2008, 2007 and 2006, currency effects negatively affected our operating results.

        Interest rate risk.    Daimler uses a variety of interest rate sensitive financial instruments to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities results from the leasing and sales financing business which is operated by the Daimler Financial Services segment. The Daimler Financial Services companies enter into transactions with customers that primarily result in fixed-rate receivables. Daimler's general policy is to match funding in terms of maturities and interest rates, where economically feasible. However, for a limited portion of the receivables portfolio, the Group does not match funding in terms of maturities in order to take advantage of market opportunities. As a result, Daimler is exposed to risks due to changes in interest rates.

        An asset-liability committee consisting of members of the Daimler Financial Services segment, the Corporate Treasury department and the Corporate Controlling department manages the interest rate risk relating to Daimler's leasing and financing activities by setting targets for the interest rate risk position. The Treasury Risk Management department and the local Daimler Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Daimler Financial Services Global Portfolio Management department monitors target achievement on a monthly basis. In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, Daimler also uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions and caps and floors. Daimler assesses its interest rate risk position by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

        Derivative financial instruments are also used in conjunction with the refinancing related to the industrial business. Daimler coordinates the funding activities of the industrial and financial services businesses at the Group level.

        The following table shows the period-end, high, low and average value at risk figures for the 2008 and 2007 portfolio of interest rate sensitive financial instruments of the Group, including the leasing and sales financing business. The average values have been computed on an end-of-quarter basis.

	2008				2007
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Interest rate risk	237	237	59	120	51	54	39	47

        The value at risk figures of the interest rate sensitive financial instruments were higher in 2008 due to increased interest rate volatilities.

        Commodity price risk.    Daimler is exposed to the risk of changes in raw material prices in connection with procuring raw materials and manufacturing supplies used in production. Some of the raw material price risk, primarily relating to procuring precious metals, is mitigated with the use of derivative financial instruments.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        The following table shows the period-end, high, low and average value at risk figures for the 2008 and 2007 portfolio of derivative financial instruments used to hedge raw material price risk. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

	2008				2007
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Commodity price risk (from derivative financial instruments)	41	45	5	25	5	5	4	4

        The period-end value at risk of financial instruments used to hedge commodity price risks was higher in 2008 due to a strong increase of commodity price volatilities in the second half of the year.

        Equity price risk.    Daimler holds investments in marketable equity securities and equity derivatives. In line with international banking standards, the Group does not include investments in marketable equity securities that it classifies as long-term investments in its equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. The remaining equity price risk in the years 2008 and 2007 was not, and is not currently, material to Daimler.

31. Segment Reporting

        Daimler has determined four reportable segments that are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers.

        The segment information presented below does not include amounts relating to discontinued operations and only reflects the activities of continuing segments. The segment assets and liabilities as well as capital expenditures, depreciation and amortization of the discontinued operations are included in the reconciliation to the consolidated amounts in 2007 and 2006.

        Mercedes-Benz Cars.    This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach, as well as related parts and accessories.

        Daimler Trucks.    This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks under the brand names Mercedes-Benz, Freightliner, Western Star and Mitsubishi Fuso, as well as related parts and accessories.

        Daimler Financial Services.    The activities in this segment primarily comprise the marketing of financial services in the area of retail and lease financing for vehicles, dealer financing, and insurance brokerage. This segment also includes the Group's equity method investment in Toll Collect.

        Vans, Buses, Other.    Vans, Buses, Other comprises all other operations of the Group. It primarily includes the Group's Mercedes-Benz Vans segment (vans sold under the brand names Mercedes-Benz, Freightliner and Dodge) and the bus operating unit (buses sold under the brand names Mercedes-Benz, Setra and Orion). In addition, Vans, Buses, Other includes the real estate activities and the equity method investments in Chrysler, EADS and Tognum. Prior to its sale, the Off-Highway business formed part of Vans, Buses, Other (see also Note 2).

        Management reporting and controlling systems.    The Group's management reporting and controlling systems use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

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

        Pursuant to risk sharing agreements between Daimler Financial Services and the respective vehicle segment the residual value risk associated with the Group's operating leases and its finance lease receivables is primarily borne by the vehicle segment or unit that manufactured the leased equipment. The terms of the risk sharing arrangement vary by segment and geographic region.

        Information in the table below about capital expenditures and depreciation/amortization comprises intangible assets (excluding goodwill) as well as property, plant and equipment (excluding finance leases).

        With respect to information about geographical regions, revenue is allocated to countries based on the location of the customer; non-current assets are disclosed according to the physical location of these assets.

        Segment information as of and for the years ended December 31, 2008, 2007 and 2006:

(in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	thereof Mercedes-Benz Vans	Total Segments	Reconciliation	Consolidated
2008
Revenue	46,480	26,018	8,778	14,597	9,157	95,873	—	95,873
Intersegment revenue	1,292	2,554	504	373	322	4,723	(4,723)	—

Total revenue	47,772	28,572	9,282	14,970	9,479	100,596	(4,723)	95,873

Segment profit (loss) (EBIT)	2,117	1,607	677	(1,239)	818	3,162	(432)	2,730
Segment assets	33,956	16,930	67,708	12,521	5,243	131,115	1,104	132,219
Segment liabilities	20,611	9,651	63,076	5,483	3,351	98,821	674	99,495
Capital expenditures	3,379	1,366	61	285	160	5,091	11	5,102
Thereof investments in property, plant and equipment	2,246	991	41	270	150	3,548	11	3,559
Depreciation and amortization	1,960	646	35	382	314	3,023	—	3,023

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

(in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	thereof Mercedes-Benz Vans	Total Segments	Reconciliation	Consolidated
2007
Revenue	51,175	26,198	8,257	13,769	9,071	99,399	—	99,399
Intersegment revenue	1,255	2,268	454	354	270	4,331	(4,331)	—

Total revenue	52,430	28,466	8,711	14,123	9,341	103,730	(4,331)	99,399

Segment profit (loss) (EBIT)	4,753	2,121	630	1,956	571	9,460	(750)	8,710
Segment assets	30,070	15,454	62,002	15,563	5,401	123,089	12,005	135,094
Segment liabilities	21,514	9,557	57,612	6,008	3,599	94,691	2,173	96,864
Capital expenditures	2,680	1,110	53	266	148	4,109	1,492	5,601
Thereof investments in property, plant and equipment	1,910	766	29	241	138	2,946	1,301	4,247
Depreciation and amortization	1,946	608	30	432	327	3,016	1,130	4,146

(in millions of €)	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	thereof Mercedes-Benz Vans	Total Segments	Reconciliation	Consolidated
2006
Revenue	50,219	29,061	7,529	12,413	7,642	99,222	—	99,222
Intersegment revenue	1,191	2,728	577	738	635	5,234	(5,234)	—

Total revenue	51,410	31,789	8,106	13,151	8,277	104,456	(5,234)	99,222

Segment profit (loss) (EBIT)	1,783	1,851	807	1,327	113	5,768	(776)	4,992
Segment assets	28,323	16,281	60,650	13,998	5,069	119,252	98,382	217,634
Segment liabilities	21,365	9,734	56,505	5,318	3,498	92,922	87,366	180,288
Capital expenditures	2,303	1,202	29	395	269	3,929	3,267	7,196
Thereof investments in property, plant and equipment	1,698	912	17	378	261	3,005	2,869	5,874
Depreciation and amortization	2,719	841	30	615	486	4,205	2,964	7,169

        Mercedes-Benz Cars.    In 2008, as a result of the reassessment of residual values of leased vehicles, the Group recorded impairment charges of €465 million. In addition, an amendment of a defined benefit plan resulted in past service income of €84 million, which is included in the segment's 2008 EBIT.

        The immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 resulted in pre-tax charges of €216 million.

        Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, EBIT of Mercedes-Benz Cars for 2006 includes charges of €946 million. From the charges incurred in 2006, €127 million were attributable to impairment losses and €819 million were attributable to payments already made (see also Note 4).

        In 2006, EBIT of Mercedes-Benz Cars includes charges of €286 million for the headcount reduction initiative at Mercedes-Benz Cars. Associated with headcount reduction measures, payments of €783 million were made in 2006 (see also Note 4).

        Daimler Trucks.    In 2008, the segment's EBIT includes expenses of €233 million associated with the decision to optimize and reposition the business operations of Daimler Trucks North America. From this amount, €32 million relate to non-cash impairment charges and write downs (see also Note 4). In addition, an amendment of a defined benefit plan resulted in past service income of €29 million in 2008.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

In December 2008, Daimler acquired a 10% stake in the Russian commercial vehicle manufacturer Kamaz. The Group accounts for its equity interest in Kamaz using the equity method and allocates the proportionate share in the results to the Daimler Trucks segment (see also Note 2). The equity investment amounted to €168 million as of December 31, 2008.

        In 2007, EBIT was positively impacted by a gain of €78 million from the disposal of real-estate properties (see Note 2). Furthermore, changes to existing pension plans at MFTBC resulted in a curtailment gain of €86 million in 2007.

        In 2006, EBIT was negatively affected by an increase in future health care benefits and the corresponding increase of provisions for post-employment benefit obligations (€161 million), and by the immediate recognition of provisions for incremental benefit payments under early retirement agreements concluded in 2006 (€134 million).

        Daimler Financial Services.    In 2008, capital expenditure for non-inventory related equipment on operating leases amounts to €5,390 million (2007: €6,093 million; 2006: €6,955 million) and related depreciation charges amount to €2,465 million (2007: €2,283 million; 2006: €2,453 million).

        Vans, Buses, Other.    EBIT of Vans, Buses, Other includes the Group's share in the net profit (loss) of EADS of €177 million (2007: €13 million; 2006: €(193) million). In addition, EBIT comprises gains related to the transfer of portions of the Group's equity interest in EADS (2008: €130 million; 2007: €1,573 million; 2006: €519 million). The equity investment in EADS included in segment assets amounts to €2,886 million in 2008 (2007: €3,442 million; 2006: €4,371 million). For further information, see also Note 12.

        In addition, EBIT of Vans, Buses, Other includes the Group's share in the net loss of Chrysler Holding LLC of €1,390 million in 2008 (2007: €377 million). These losses reduced the carrying amount of the Group's equity investment to zero (carrying amount included in segment assets at December 31, 2007: €916 million).

        In 2008, the Group acquired an aggregate 28.4% stake in Tognum. The Group accounts for its equity interest in Tognum using the equity method and allocates the proportionate results to Vans, Buses, Other (see also Note 2). The equity investment in Tognum amounted to €706 million as of December 31, 2008. The proportionate share in the profit (loss) of Tognum was insignificant in 2008.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Reconciliations.    Reconciliations of the total segment measures to respective items included in financial statements are as follows:

(in millions of €)	2008	2007	2006
Total segments' profit (EBIT)	3,162	9,460	5,768
Corporate items	(442)	(785)	(847)
Eliminations	10	35	71

Group EBIT	2,730	8,710	4,992

Interest income (expense), net	65	471	(90)

Profit before income taxes	2,795	9,181	4,902

Total segments' assets	131,115	123,089	119,252

Assets of Chrysler activities	—	—	86,889
Income tax assets	3,110	1,940	5,436
Unallocated financial assets (including liquidity) and assets from defined benefit plans	7,975	18,119	13,518
Other corporate items and eliminations	(9,981)	(8,054)	(7,461)

Group assets	132,219	135,094	217,634

Total segments' liabilities	98,821	94,691	92,922
Liabilities of Chrysler activities	—	—	74,424
Income tax liabilities	(81)	(218)	(2,151)
Unallocated financial liabilities and liabilities from defined benefit plans	9,998	9,546	21,772
Other corporate items and eliminations	(9,243)	(7,155)	(6,679)

Group liabilities	99,495	96,864	180,288

        The reconciliation includes items that by definition are not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters are responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

        The assets and liabilities of the Chrysler activities are derived under the same definitions as for the segments.

        For 2007 and 2006, the reconciliation to Group capital expenditures also includes expenditures of Chrysler activities of €1,511 million and €3,267 million, respectively. Of these amounts, €1,320 million and €2,869 million, respectively, refer to investment in property, plant and equipment in those years.

        Also included in the reconciliation to consolidated totals for depreciation and amortization for the years 2007 and 2006 are depreciation and amortization of Chrysler activities of €1,130 million and €2,964 million, respectively.

        In 2007 and 2006, capital expenditure for non-inventory related equipment on operating lease of the Chrysler activities amounted to €5,138 million and €8,786 million, respectively. Related depreciation charges in those years amounted to €1,486 million and €3,297 million, respectively.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        Revenue and non-current assets by region.    Revenue from external customers is as follows:

(in millions of €)	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Consolidated
2008	21,817	24,099	17,922	7,652	13,771	10,612	95,873
2007	22,582	26,707	20,270	7,248	11,851	10,741	99,399
2006	21,652	25,347	24,943	6,542	11,761	8,977	99,222

1
Excluding Germany.

        Germany accounts for €21,252 million of non-current assets, which include intangible assets, property, plant and equipment as well as equipment on operating leases (2007: €19,542 million; 2006: €19,628 million), the United States for €10,759 million (2007: €11,819 million; 2006: €43,184 million) and other countries for €8,687 million (2007: €8,129 million; 2006: €14,498).

32. Capital Management

        "Net assets" represent the basis for capital management at Daimler. The assets and liabilities of the segments in accordance with IFRS provide the basis for the determination of net assets at Group level. The industrial divisions are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level additionally include net assets of discontinued operations and from income taxes as well as other corporate items and eliminations. The average annual net assets are calculated from the average quarterly net assets. The average quarterly net assets are calculated as an average of the net assets at the beginning and the end of the quarter and are as follows:

(average in millions of €)	2008	2007
Mercedes-Benz Cars	10,475	7,831
Daimler Trucks	6,340	6,127
Daimler Financial Services[1]	4,478	4,268
Vans, Buses, Other	8,932	8,804

Net assets of the segments	30,225	27,030

Net assets from discontinued operations	—	7,186
Assets and liabilities from income taxes[2]	1,941	5,569
Corporate items and eliminations[2]	(700)	(598)

Net assets Daimler Group	31,466	39,187

1
Equity.

2
Industrial Business.

        The cost of capital of the Group's average net assets is reflected in "value added". Value added shows to which extent the Group achieves or exceeds the minimum return requirements of the shareholders and creditors, thus creating additional value. The required rate of return on net assets, and thus the cost of capital is derived from the minimum rates of return that investors expect on their invested capital. The Group's cost of capital comprises the cost of equity as well as the costs of debt and pension obligations of the industrial business; in

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

addition, the expected returns on liquidity and on the plan assets of the pension funds of the industrial business are considered with the opposite sign. In the reporting period, the cost of capital used for our internal capital management amounted to 8% after taxes. For information about the ordinary shares which the Group bought back in 2008 and 2007 to optimize its capital structure see Note 19.

33. Earnings per Share

        The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(in millions of € or millions of shares)	2008	2007	2006
Profit attributable to shareholders of Daimler AG	1,348	3,979	3,744
Diluting effects in net profit	—	—	—

Net profit — diluted	1,348	3,979	3,744

Weighted average number of shares outstanding — basic	957.7	1,037.8	1,022.1
Dilutive effect of stock options	2.2	9.5	5.2

Weighted average number of shares outstanding — diluted	959.9	1,047.3	1,027.3

        In the computations of diluted earnings per share for 2008, 2007 and 2006, stock options to acquire 11.3 million, 7.8 million and 46.4 million Daimler ordinary shares, respectively, that were issued in connection with the stock option plan were not included, because the options' underlying exercise prices were higher than the average market prices of Daimler ordinary shares in those periods.

34. Related Party Relationships

        Associated companies and joint ventures.    Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income		Purchases of goods and services and other expense		Receivables At December 31,		Payables At December 31,
(in millions of €)	2008	2007	2008	2007	2008	2007	2008	2007
Associated companies	1,746	504	1,526	523	592	1,275	1,370	1,149
Joint ventures	299	306	306	50	129	—	264	—

        The transactions with associated companies include transactions with Chrysler Holding LLC under the terms of the agreements between the Group and Chrysler on future cooperation and the provision of services.

        Guarantees granted or assumed for Chrysler's obligations are not reflected in the table above. Information regarding these guarantees as well as further details on impairment charges and other Chrysler related issues are included in Notes 2 and 12.

        There are refund claims against third parties with respect to a significant portion of the balance of payables.

        Major other goods and services supplied by the Group relate to McLaren Group Ltd., an associated company. Within the context of the Group's Formula 1 activities, Daimler provides the McLaren Group with Mercedes-Benz Formula 1 engines for use and supports their research and development activities. Furthermore, Daimler has an

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

agreement with McLaren Automotive Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the high performance Mercedes McLaren SLR sports car.

        Balances and transactions with respect to our equity investee Tognum (see Note 2), are included in the line "Associated companies" in the table above.

        The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Co., Ltd. (BBDC). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

        In 2008, Daimler recognized additional charges of €293 million and paid €186 million to BBDC in connection with the transfer of the majority in Chrysler. Provisions recognized in this regard amounted to €210 million as of December 31, 2008 (see Note 2 for further information). These recognized charges and provisions are included in the table above under "Joint ventures."

        Furthermore, the Group collected license fees from Toll Collect GmbH, which are also included in the table above under joint venture transactions. In connection with the Group's 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above (see Note 28 for further information).

        During the first quarter of 2008, the transaction under which Daimler, Ford Motor Company (Ford) and Ballard Power Systems, Inc. (Ballard) reorganized their automotive fuel cell activities was closed. As a result of this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard's board of directors. As consideration, Daimler received a 50.1% interest in Automotive Fuel Cell Cooperation Corporation (AFCC), a newly formed company that comprises Ballard's automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in "share of profit (loss) from companies accounted for using the equity method, net," in the 2008 consolidated statement of income. As Daimler and Ford jointly manage the operations of AFCC, Daimler accounts for its investment in AFCC using the equity method. Balances and transactions with respect to AFCC are included in the line "Joint ventures" in the table above.

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

        Mr. Mark Wössner, a member of Daimler's Supervisory Board, received rental payments in 2007 and 2006. In 2007, together with two associates, he received €0.9 million from Westfalia Van Conversion GmbH, a 100% subsidiary of the Daimler Group, for the rental of premises (2006: €1.0 million). The Group sold its equity interest in Westfalia Van Conversion GmbH in October 2007.

        Daimler incurred expenses of US $0.7 million in 2007 (2006: US $0.8 million) for advertising and marketing actions in a US magazine. Earl G. Graves, a former member of the Supervisory Board, was Chairman, Chief Executive Officer and sole proprietor of that magazine's ultimate parent company at that time.

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

        For information on the remuneration of board members, see Note 35.

        Shareholders.    The Group distributes vehicles in Turkey through a dealership which also holds a minority interest in one of the Group's subsidiaries. In addition, the Group has business relationships with vehicle importers in select countries that also hold minority interests in Group companies. Revenue generated by these transactions amounted to €0.2 billion in 2008 (2007: €0.2 billion).

35. Remuneration of the Members of the Board of Management and the Supervisory Board

        Board of Management.    The total remuneration granted by Group companies to the members of the Board of Management of Daimler AG is calculated from the total amounts of remuneration paid in cash (base salary and annual bonus), the value of the Group's personnel expense or income recognized from share-based remuneration, and the total of non-cash benefits in kind that are subject to income tax. Further information on share-based remuneration is provided in Note 20.

        The total remuneration comprises €6.2 million as fixed, i.e. non-performance-related remuneration (2007: €7.2 million; 2006: €7.5 million), €1.5 million as short-term variable, i.e. short-term performance-related remuneration (2007: €17.0 million; 2006: €9.2 million); and income for the Group of €22.5 million as variable performance-related remuneration with a medium and long-term incentive effect granted in 2008 and previous years (2007: expense of €30.3 million; 2006: expense of €9.0 million). This adds up to income for the Group of €14.8 million for the year 2008 (2007: expense of €54.5 million; 2006: expense of €25.7 million). The income from share-based remuneration in the year 2008 resulted from the release of provisions following the negative share-price development. The amounts stated for fixed and short-term performance-related remuneration for the years 2007 and 2006 also include payments to Board of Management members who resigned from their positions in the context of the Chrysler transaction. For 2007, those Board of Management members also received bonus and severance payments in connection with the Chrysler transaction and their resignation from the Board of Management in a total amount of €19.3 million.

        Also without consideration of the Board of Management members who resigned, the total remuneration for the active Board of Management members decreased significantly in 2008 compared to 2007. The main reason for the sharp decrease compared with the prior year is the reduction in the operating profit (EBIT) from €8,710 million to €2,730 million, which resulted in a significantly lower annual bonus.

        Until the year 2005, the pension agreements of the German Board of Management members included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the years of service. Those pension rights remain and have been frozen at that level (70% for Dr. Dieter Zetsche, 69% Guenther Fleig, 60% for Dr. Ruediger Grube and Dr. Thomas Weber and 50% for Andreas Renschler and Bodo Uebber). The pension payments begin in the form of a retirement pension when a member's contract of service ends or after his 60th birthday, or in the form of an invalidity pension when a member's service contract ends before his 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included. Effective January 1, 2006, those pension agreements were converted into a new pension system. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension is payable at the age of 60 at the earliest.

        In the year 2008, the pension provision was increased by service costs of €2.5 million (2007: €2.2 million; 2006: €4.0 million).

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

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

        As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts — both initial contracts and extensions — generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration suggested by the German Corporate Governance Code.

        The payments made in 2008 to former members of the Board of Management of Daimler AG and their survivors amounted to €19.1 million (2007: €67.9 million; 2006: €25.1 million). The pension provisions for former members of the Board of Management and their survivors amounted to €167.0 million as of December 31, 2008 (2007: €175.3 million).

        No advances or loans were made to members of the Board of Management of Daimler AG.

        Supervisory Board.    The remuneration paid in 2008 to the members of the Supervisory Board of Daimler AG for their services to the Group totaled €2.8 million (2007: €2.1 million; 2006: €2.1 million).

        Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services in 2008, 2007 and 2006.

        No advances or loans were made to members of the Supervisory Board of Daimler AG.

36. Principal Accountant Fees

        The fees billed by the independent auditors KPMG for professional services in 2008, 2007 and 2006 are comprised of:

(in millions of €)	2008	2007	2006
Audit fees	50	63	62
Audit related fees	2	3	4
Tax fees	1	2	3
All other fees	2	3	4

	55	71	73

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

37. Additional Information

        Application of Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB).    Several consolidated companies of Daimler AG qualify for Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB), and the consolidated financial statements of Daimler AG therefore release these subsidiaries from the requirement to disclose their annual financial statements. The companies marked with an asterisk (*) also qualify for release from the requirement to prepare a management report:

  •
  American Auto Handels GmbH

  •
  Anlagenverwaltung Daimler AG & Co. OHG Berlin*

  •
  Auto-Henne GmbH

  •
  CARS Technik & Logistik GmbH

  •
  Daimler AG & Co. Finanzanlagen OHG

  •
  Daimler AG & Co. Wertpapierhandel OHG

  •
  Daimler Export and Trade Finance GmbH*

  •
  Daimler Financial Services AG*

  •
  Daimler Fleet Management GmbH*

  •
  Daimler Insurance Services GmbH*

  •
  Daimler Re Brokers GmbH

  •
  Daimler Real Estate GmbH*

  •
  Daimler Services Mobility Management GmbH*

  •
  Daimler Vermögens- und Beteiligungsgesellschaft mbH*

  •
  Daimler Verwaltungsgesellschaft für Grundbesitz mbH*

  •
  Daimler Vorsorge und Versicherungsdienst GmbH*

  •
  EHG Elektroholding GmbH

  •
  Grundstücksverwaltungsgesellschaft Auto-Henne GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Daimler AG & Co. OHG*

  •
  Grundstücksverwaltungsgesellschaft EvoBus GmbH & Co. OHG*

  •
  Grundstücksverwaltungsgesellschaft Henne-Unimog GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Mercedes-Benz AG & Co. OHG*

  •
  Henne-Unimog GmbH

  •
  Maschinenfabrik Esslingen AG & Co. OHG*

  •
  MDC Equipment GmbH

  •
  Mercedes-AMG GmbH*

  •
  Mercedes-Bank Banking Service GmbH*

DAIMLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements -- (Continued)

  •
  Mercedes-Benz Accessories GmbH

  •
  Mercedes-Benz CharterWay GmbH*

  •
  Mercedes-Benz Leasing GmbH*

  •
  Mercedes-Benz Leasing Treuhand GmbH*

  •
  Mercedes-Benz Ludwigsfelde GmbH

  •
  Mercedes-Benz Minibus GmbH

  •
  Mercedes-Benz Mitarbeiter-Fahrzeuge Leasing GmbH*

  •
  Taunus-Auto-Verkaufs GmbH

  •
  Zweite DC Immobilien GmbH & Co. Projekt Wörth KG

        German Corporate Governance Code.    The Board of Management and the Supervisory Board of Daimler AG have issued a declaration pursuant to Section 161 of the German Stock Corporation Act and have made it permanent available to their shareholders.

        Third party companies.    At December 31, 2008, the Group was a shareholder of a company that meets the criteria of a significant third-party company according to the German Corporate Governance Code:

Name of the company	Tata Motors Limited
Headquarters of the company	Mumbai, India
Equity interest in %[1]	4.98
Total equity in millions of €[2]	1,371
Net profit in millions of €[2]	381

    1
    As of December 31, 2008.

    2
    Based on national consolidated financial statements for the year ended March 31, 2008.