Form 20-F
period 2009-12-31
DAIMLER AG
filed 2010-03-03
CIK 1067318

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 3, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
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

Ordinary Shares, no par value . . . . . . . . 1,024,066,951

(as of December 31, 2009)

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

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

i

ii

Cautionary Statement Regarding Forward-Looking Statements

        This document contains forward-looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward-looking statements. These statements are subject to many risks and uncertainties, including:

  •
  a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies;

  •
  a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility;

  •
  changes in currency exchange rates or interest rates;

  •
  our ability to continue to offer fuel-efficient and environmentally friendly products;

  •
  a permanent shift in consumer preference towards smaller, lower margin vehicles;

  •
  the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices;

  •
  price increases in fuel, raw materials and precious metals;

  •
  disruption of production due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  a further decline in resale prices of used vehicles;

  •
  the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia;

  •
  the business outlook of companies in which we hold an equity interest, most notably the European Aeronautic Defence and Space Company EADS N.V. (EADS);

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety;

  •
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

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

        We have derived the selected financial data presented in the table below from our audited consolidated financial statements for the years ended December 31, 2009, 2008, 2007, 2006, and 2005. We prepared the consolidated financial statements included in this report (Consolidated Financial Statements) in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        Our financial statements are denominated in euros, which is the currency of our home country, Germany.

        You should read the table together with our Consolidated Financial Statements and the notes thereto and the discussion in "Item 5. Operating and Financial Review and Prospects."

2

	2009	2008	2007	2006	2005
	(in millions, except for ordinary share amounts)
Income Statement Data:
Revenue[1]	€78,924	€98,469	€101,569	€99,222	€95,209
Earnings before interest and taxes (EBIT)[2]	(1,513)	2,730	8,710	4,992	2,873
Net profit (loss) from continuing operations	(2,644)	1,704	4,855	3,166	2,253
Net profit (loss) from discontinued operations	—	(290)	(870)	617	1,962
Net profit (loss)	(2,644)	1,414	3,985	3,783	4,215
Profit (loss) attributable to shareholders of Daimler AG	(2,640)	1,348	3,979	3,744	4,149
Earnings (loss) per share for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit (loss) from continuing operations	(2.63)	1.71	4.67	3.06	2.16
Net profit (loss) from discontinued operations	—	(0.30)	(0.84)	0.60	1.93
Net profit (loss)	(2.63)	1.41	3.83	3.66	4.09
Diluted
Net profit (loss) from continuing operations	(2.63)	1.70	4.63	3.04	2.15
Net profit (loss) from discontinued operations	—	(0.30)	(0.83)	0.60	1.93
Net profit (loss)	(2.63)	1.40	3.80	3.64	4.08
Balance Sheet Data (end of period):
Total assets	€128,821	€132,225	€135,094	€217,634	€228,012
Non-current liabilities	49,456	47,313	47,998	90,452	96,823
Current liabilities	47,538	52,182	48,866	89,836	95,232
Share capital	3,045	2,768	2,766	2,673	2,647
Equity attributable to shareholders of
Daimler AG	30,261	31,222	36,718	36,925	35,545
Equity	31,827	32,730	38,230	37,346	35,957

	2009		2008	2007	2006	2005
Other Data:
Weighted average number of shares outstanding
Basic	1,003.8		957.7	1,037.8	1,022.1	1,014.7
Diluted	1,003.8		959.9	1,047.3	1,027.3	1,017.7
Dividend per share (euro)	—	[3]	0.60	2.00	1.50	1.50
Dividend per share (U.S. dollar)[4]	—	[3]	0.77	3.17	2.00	1.81

In May 2008, the IASB published Improvements to IFRSs (International Financial Reporting Standards). One of the changes introduced by the 2008 improvements is an amendment to IAS 16 "Property, Plant and Equipment" regarding the presentation of the de-recognition of assets held for rental. Pursuant to this amendment, proceeds from sales of assets held for rental that occur in the ordinary course of activities must be recognized as revenue. We have applied the revised standard since January 1, 2009 and the 2009 figures in the above table reflect the new presentation. We also adjusted the 2008 and 2007 figures to make them comparable. Revenue and cost of sales recognized in the 2009 consolidated statements of income (loss) increased by €2,706 million and €2,706 million, respectively, as a result of this change in presentation (2008 increases: €2,596 million and €2,596 million, respectively; 2007 increases: €2,170 million and €2,170 million, respectively). The 2006 and 2005 figures are unchanged since the information necessary for an adjustment was not readily available. See also Note 1 to the Consolidated Financial Statements.

EBIT includes expenses from compounding of provisions (2009: €1,003 million; 2008: €429 million; 2007: €444 million; 2006: €418 million; 2005: €350 million).

3
Daimler AG will not pay a dividend for the 2009 financial year. Please also refer to the discussion under the heading "Dividend Policy" in "Item 8. Financial Information."

4
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

Year	High	Low
	(in US$ per €)
2010
January	1.4536	1.3870
2009
December	1.5100	1.4243
November	1.5085	1.4658
October	1.5029	1.4532
September	1.4795	1.4235
August	1.4416	1.4075
		Average[1]
2009		1.3955
2008		1.4695
2007		1.3797
2006		1.2661
2005		1.2400

1
This column shows the average of the noon buying rates on the last business day of each month during the relevant year.

        On February 16, 2010, the noon buying rate for €1 was US$1.3742.

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

  Economic

        A lack of continued improvement in global economic conditions or a relapse into recession in any of the major world economies could have significant adverse effects on our business and our future operating results and cash flows.

        In the aftermath of the financial crisis that began in the second half of 2008 in the United States, the world economy in 2009 experienced the worst recession since the Second World War and the Great Depression. Despite a moderate recovery in the second half of 2009, the global economy remains fragile because of a continued tightness in the credit markets and unpredictable consumer demand and investment activity, especially in the United States and Western Europe. If the economic recovery in those regions or in other key markets in which we operate does not continue or stagnates or if the economies of key industrialized countries fall back into recession, our financial condition, our profitability and our cash flows would be adversely affected.

        In an environment of a highly fragile global economy, the occurrence of any events that threaten consumer and investor confidence generally (for example, international disputes, political instability, terrorism, volatility in equity or housing markets, rising energy prices, or inefficient financial market regulations) may exacerbate any adverse effects of the global economy on future sales, primarily in Western Europe, the United States and in some emerging markets. Since a high proportion of our costs are fixed, even small declines in sales can significantly affect our operating results and cash flows.

        In connection with the crisis in the financial markets and its impact on the global economy, central banks and governments in the industrialized nations injected vast amounts of additional liquidity into the economy through credit and financial market support programs and increased government spending. These steps resulted in a significant increase in the monetary base and significantly higher fiscal deficits. Central banks appear to recognize that they must reduce the excess liquidity before one or more of the risks typically associated with excess market liquidity materialize. Similarly, governments are aware that they must address the significantly higher public debt ratios, either by increasing revenue or through budget cuts. If public spending is reduced too early or too quickly, however, the fragile economic recovery could be in danger. Conversely, if central banks and governments do not take timely and decisive steps to reduce excess liquidity and reign in government spending, inflation rates may increase significantly, thereby increasing the risk of creating new pricing "bubbles" in some market sectors and hampering future commercial and consumer spending and investment. If any of these potential developments materialize, demand for our passenger cars and commercial vehicles would likely decline, thereby negatively affecting our profitability and cash flows. Similarly, if severe deflation were to occur in some of our key markets, our business, future operating results and cash flows would be adversely affected.

        A renewed decline in consumer demand and investment activity or a prolonged economic stagnation in Western Europe, the most important market for our products, could significantly adversely affect our businesses.

        We derive approximately half our revenue from our business in Western Europe. In 2009, the global recession had a significant negative affect on the Western European economies, resulting in significantly reduced demand for consumer goods and capital equipment. Even though sales of passenger cars were aided by government-sponsored car-scrap incentives, these incentives primarily benefited the compact and micro-compact car segments and had virtually no slowing effect on the sales declines in the luxury car segment. At year end 2009, the major Western European economies began to show signs of modest improvement, although overall demand remains substantially lower compared to pre-recession levels. A relapse into recession or a prolonged stagnation in the Western European economies or in the industries in which we operate could result in a further decline in consumer demand and investment activity. Such a decline could be exacerbated by a prolonged continuation or worsening of the tight credit markets, resulting in lower consumer and investor confidence. In some Western European countries, for example in Germany, the economic effect of restrictions in the credit markets may be even more pronounced since small and medium sized companies, which depend on readily available bank loans, represent a significant portion of total economic activity in those countries. If any of these risks materialize, sales of our passenger cars and commercial vehicles in Western Europe could experience significant declines, thereby adversely affecting our profitability and cash flows.

        Our business in Western Europe could be further impacted if business conditions deteriorate due to the structural weakness of some European economies, the spillover effects of a renewed weakness in other major economies or a further significant appreciation of the euro.

        A continuation or worsening of the tightness of the credit markets in the U.S. could result in a renewed decline in demand for consumer products and capital investment, which could affect our sales of automotive products in the U.S., and potentially other markets, as well as our profitability and cash flows.

        The United States is an important market for our products. Despite a modest recovery in the second half of 2009, the U.S. economy continues to experience tight credit markets, negatively affecting consumer spending and capital investment. In 2010, U.S. credit markets also may be adversely affected by a rise in defaults on consumer and commercial loans. Vast fiscal stimulus packages and a rising money supply have increased further the risk of a potential future economic downturn, potentially giving rise to a renewed decline in investment and private consumption in the U.S. Any of these developments could negatively affect sales of our passenger cars and commercial vehicles in the U.S. market and our profitability and cash flows.

        In addition, the U.S. economy continues to require significant capital inflow from non-U.S. investors to finance the current account deficit. A renewed decline in demand for U.S. dollar denominated investments (which could also be caused by considerable shifts of global currency reserve portfolios) could lead to a further and uncontrolled depreciation of the U.S. dollar, which would adversely affect our currency transaction risk, thereby negatively impacting our passenger car sales into the U.S. and the profitability of our Mercedes-Benz Cars segment. Because of the global importance of the U.S. economy and the existing interdependencies between the United States economy and other major economies throughout the world, any renewed significant economic downturn in the United States would likely also adversely affect Western European and other world markets.

        A sustained slowdown or economic downturn in Asian economies could delay our plans for expansion in Asian markets and intensify competitive pressures.

        During 2009, the major Asian economies remained relatively stable compared to the U.S. and Western European economies, primarily as a result of solid economic growth in China and India. In China, vast fiscal stimulus packages and a rising money and credit supply have increased the risk of a potential future economic downturn. A significant decline in economic activity in these countries or in other major Asian economies could negatively affect the future business prospects of our subsidiary Mitsubishi Fuso Truck and Bus Corporation and sales of our Mercedes-Benz passenger cars in that region. An economic downturn in Asia, particularly in China or India, could also delay our long-term strategic expansion plans in those increasingly important markets. Moreover, if economic conditions in Asia were to deteriorate, especially if coupled with depreciating Asian currencies, then Asian competitors with excess capacity might intensify their efforts to export vehicles to North America and Western Europe. This would not only intensify competition for market share, but also increase further the existing pressure on margins within the automotive industry.

        Our results of operations and cash flows could be adversely affected by economic or political change in some regions.

        We, in particular our Daimler Trucks segment, our Daimler Buses segment, and our Daimler Financial Services segment, have significant operations in several Latin American countries and in Turkey. Some of these countries may experience severe economic or political change, including currency fluctuations, social unrest or instability in the governance regime, which could adversely affect our investments as well as local demand in those and neighboring countries, thereby negatively affecting our cash flows and results of operations.

        In addition, a substantial decline in raw material prices could have a significant adverse effect on the economic outlook of some emerging markets, for example, Russia and Brazil, whose economic growth depends to a large degree on exports of raw materials. As a result, our capital investments and sales of our automotive products in those countries could be negatively affected.

        Protectionist trade policies could negatively affect our business in several markets.

        Demand for motor vehicles could also be affected by adverse developments in the political and regulatory environment in the markets in which we operate. For example, a discord in international trade relations and the implementation of new tariff or non-tariff trade barriers could negatively affect our global sales, production and procurement activities as well as expansion plans in affected areas. The proliferation of bilateral free trade agreements between third party countries could negatively affect our position in those foreign markets, especially in Asia.

  Industry and Business

        Overcapacity and intense competition in the automotive industry create pricing pressure and could force further cost reductions which could negatively affect our profitability and cash flows.

        Overcapacity and intense price competition in the automotive industry could continue to force manufacturers of passenger cars and commercial vehicles, including us, to decrease production, reduce production capacity or increase sales incentives, each of which would be costly and therefore could negatively affect our profitability and cash flows. For example, the global economic slowdown that began towards the end of 2008 and continued into 2009 has caused a significant decline in demand for passenger cars and commercial vehicles in many geographic markets, which further increased overcapacity and intensified price competition in the automotive industry. If the weakness of the automotive markets continues, additional capacity adjustments or pricing measures could become necessary. In that regard, the discontinuation of the government-sponsored car-scrap and other incentives offered in certain Western European countries in 2009 could have an overall chilling effect on those automobile markets in 2010, potentially resulting in a significant decline in future passenger car sales. Even though in Western Europe the primary beneficiaries of those incentives were the compact and micro compact car market segments, there can be no assurance that any decline would be limited to those product segments.

        Our ability to improve or even maintain our profitability depends, among other things, on maintaining competitive cost structures and introducing attractive and fuel efficient new products. If we are unable to continue to provide competitive pricing, customers may elect to purchase competitors' products and our future profitability and cash flows may suffer. For example, some U.S. vehicle manufacturers received financial support from government sources or emerged from reorganization proceedings with a lower cost base, thereby enabling these manufacturers to improve their profitability or offer their products at lower prices.

        In addition, significant discounts and other sales incentives have become increasingly common in many automotive markets, including Western Europe, also as a consequence of the government sponsored car-scrap bonus programs. Sales incentives in the new vehicle business also influence the price level of used vehicles, which could adversely affect the profitability of our used vehicle sales and, indirectly, the profitability of our future new vehicle sales.

        A permanent shift in consumer preference could limit our ability to sell our traditional product lines at current volume levels and affect our profitability in general.

        In the recent past, there were indications in several geographic markets that consumer preference may have begun to shift towards smaller, more fuel efficient and environmentally friendly vehicles. A general shift in consumer preference toward those vehicles could negatively affect our ability to sell large or medium size luxury passenger cars at current volume levels. As a result, we may be forced to lower prices or increase sales incentives on these products. Both, lower volume sales and lower prices could have a negative effect on our future financial condition, operating results and cash flows. In addition, we may be forced to adjust production capacity and further increase efficiency, which could result in significant additional costs, thereby negatively affecting our results of operations and cash flows. Conversely, if we are unable to adjust permanently our production capacity and cost structures to changed business conditions, including a permanent shift of consumer preference towards smaller, lower margin vehicles, our profitability and cash flows may be negatively impacted.

        The future profitability of our Daimler Trucks segment depends in part on the successful implementation of the business optimization and realignment plans of our subsidiaries Daimler Trucks North America and Mitsubishi Fuso Truck and Bus Corporation.

        In 2008, the board of management of Daimler AG approved a plan to optimize and reposition the business operations of Daimler Trucks North America (DTNA), a wholly-owned subsidiary of the Group. In addition, in May 2009, our board of management decided on a major realignment of our subsidiary Mitsubishi Fuso Bus and Truck Corporation (MFTBC). The future profitability and cash flows of our Daimler Trucks segment depend in part on the successful implementation of these plans. For further information on the measures initiated at DTNA and MFTBC, please refer to the discussion under the heading "Daimler Trucks" in "Item 4. Information on the Company."

        A renewed decline of vehicle sales combined with limited credit availability could continue to jeopardize the business viability of our dealers.

        In 2009, the financial viability of our vehicle dealers and importers was significantly affected by the decline in demand for passenger cars and commercial vehicles that resulted from the global economic downturn and the financial crisis, which resulted in higher refinancing costs and significantly reduced access to credit. A renewed decline of sales of passenger cars or commercial vehicles or even a stagnation of sales at low post-crisis levels could further jeopardize the business viability of our dealers. Any steps we take to provide financial support to our dealers or importers could negatively impact our cash flows and profitability.

        The pressure on automotive suppliers worldwide, the increased number of suppliers in financial distress or bankruptcy, supplier insolvencies, possible interruptions in our supply chain, or a renewed increase in commodities prices could negatively impact our profitability and cash flows.

        Our financial performance depends in part on obtaining competitive prices from suppliers and on a reliable supply chain for parts, sub-assemblies and other materials. Our ability to achieve further price reductions from suppliers may be limited by a combination of factors, including consolidation among automotive suppliers, the limitation of the supply base for certain components or financial difficulties at automotive suppliers induced by the global economic downturn which continued into 2009.

        The significant declines in vehicle sales as a result of the global economic downturn, exacerbated by the continuing intense competition in the automotive industry, had a significant adverse effect on the financial position of many of our suppliers, some of which are in financial distress or are the subject of bankruptcy proceedings. In some cases, we have provided or are providing financial assistance to suppliers in order to avoid prolonged interruption in the supply of parts or components. Providing such assistance also in the future could negatively impact our profitability and cash flows. Many of our suppliers also supply other automotive manufacturers. If one or more major global automotive manufacturers were to experience severe financial difficulties or relapse into financial distress, the financial condition of one or more of our suppliers could be significantly adversely affected, which in turn could result in further supplier insolvencies or the need to provide additional support to those suppliers. A consolidation among automotive suppliers, for example, due to acquisitions or mergers, could limit our ability to negotiate competitive prices due to reduced competition for certain components. Consistent with general industry practice, we also source select parts or components from a single supplier, which carries a risk of potential production disruption if the supplier is unable to perform its obligations.

        Prices for raw materials that we or our suppliers use in manufacturing our products or components, such as steel, aluminum, petroleum-based products and various precious metals, declined in 2008 and early 2009. Some raw material prices began to increase during the remainder of 2009. Continued increases for these or other raw materials, including energy, may lead to higher component and production costs that could in turn negatively impact our future profitability and cash flows because we may not be able to pass all those costs on to our customers or require our suppliers to absorb such costs.

        Risks arising from our leasing and sales financing business may adversely affect our future operating results and cash flows.

        The financial services we offer in connection with the sale of vehicles, including the financing of dealer inventories, involve several risks. These risks include higher refinancing costs and the potential inability to recover our investments in leased vehicles or to collect our sales financing receivables. For instance, downgrades of our credit ratings could increase our refinancing costs, potentially necessitating adjustments to the terms at which we provide credit to our leasing and sales financing customers. These adjustments could have the effect of reducing new business and overall contract volume of our financial services business and in turn could adversely affect unit sales of our automotive businesses. In addition, our ability to recover our investments in leased vehicles may deteriorate as a result of a decline in resale prices of used vehicles, and our ability to collect our sales financing receivables could be negatively affected by consumer or dealer insolvencies or if the resale prices of the vehicles securing these receivables are insufficient. For example, we experienced a significant rise in credit defaults among our lease and finance customers in 2009, which increased our cost of credit risk and negatively affected the operating result of our financial services business. If the default rate remains at a high level for a prolonged period of time or rises further, our future operating results and cash flows could be adversely affected.

        New vehicle sales incentives indirectly lower the resale prices of used vehicles. A decline in resale prices of used vehicles in turn results in downward pressure on the fair values of leased vehicles and negatively affects the carrying amount of vehicles on operating leases, as well as indirectly lowers the value of collateral in place securing our sales financing and finance lease receivables.

        As a result of the global economic downturn, some of these risks have already materialized and may continue to materialize in the future, which could adversely affect our future operating results, financial condition and cash flows.

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

        Maintaining the quality of our products and developing new products meeting more sophisticated customer requirements require increasingly complex technical solutions, which result in higher research and development and other costs. Increased consumer sensitivity to pricing may limit our ability to pass higher costs on to customers and force us to continue to improve our efficiencies and cost structures. If we are unable to improve our efficiencies and adjust our cost structures as necessary, our results of operations may be adversely affected. Our attempts to reduce costs along the automotive value chain may also place additional cost and pricing pressure on suppliers, which can also negatively affect product quality.

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

        Our future success depends on our ability to continue to offer attractive, fuel efficient, and environmentally friendly vehicles and to adjust to consumer demand.

        Developing attractive and fuel efficient new vehicles, including vehicles employing new propulsion technologies such as hybrid and electric vehicles, over increasingly shorter product development cycles is critical to the success of automobile manufacturers. For example, technical solutions that reduce fuel consumption and emissions, like the diesel hybrid technology, are costly but necessary for a sustainable mobility. Our ability to strengthen our position within our traditional product and market segments through innovations and to develop attractive and fuel efficient new products and services while expanding into additional market segments with those new products will play an important role in determining our future success. If we are unable to timely develop these products and meet consumer demand, a general shift in consumer preference toward smaller, more fuel efficient and environmentally friendly vehicles could have a negative effect on our future profitability and cash flows. Such a shift could result from, among other things, increasing fuel prices, government regulations, for example regarding the level of carbon dioxide emissions, speed limits or higher taxes on certain types of vehicles, such as sport utility vehicles or luxury automobiles, or environmental concerns. Potential delays in bringing new vehicles to market, the inability to achieve defined fuel efficiency or emissions targets without a decline in quality, and a lack of market acceptance of new models or temporary shortages of parts and materials required for new vehicles could adversely affect our financial condition, results of operations and cash flows.

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

        The automotive industry is subject to extensive governmental regulations worldwide. Laws in various jurisdictions regulate occupant safety and the environmental impact of vehicles, including emission levels, fuel economy and noise, as well as the levels of pollutants generated by the plants that produce them. The cost of compliance with these regulations is significant, and we expect to incur higher compliance costs in the future. New legislation may subject us to additional expense in the future, which could be significant. Noncompliance with regulations applicable to the automotive industry could also result in significant penalties or the inability to sell noncompliant vehicles in the relevant markets.

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

        We sometimes provide guarantees for third party liabilities, principally in connection with liabilities of our non-consolidated affiliated or related companies, guarantees under buy-back commitments, and performance guarantees related to the contractual performance of joint ventures and consortia. These guarantees may expose us to financial risk. For example, as a result of the guarantees and other obligations our subsidiary Daimler Financial Services AG undertook as one of the consortium members of Toll Collect, our future operating results and cash flows may be adversely affected by penalties, damage claims and losses associated with an underperformance of the system. For further information concerning these contingent obligations, please refer to the discussion under the heading "Off-Balance Sheet Arrangements — Obligations under guarantees" in "Item 5. Operating and Financial Review and Prospects."

        We depend on our ability to recruit and retain highly qualified management and technical personnel.

        Our future success depends in part on our continued ability to recruit and retain highly qualified managers, engineers and other specialized personnel. Competition for employees with requisite qualifications remains intense in our industry and the regions in which we operate. Changing demographics, primarily in Germany and other Western European countries, could exacerbate further the competitive recruiting environment as declining birth rates and a global marketplace reduce the pool of available talent in some regions. If we are unable to hire qualified personnel in sufficient numbers in the future, our business could be adversely affected.

  Financial

        We are exposed to fluctuations in currency exchange rates and interest rates.

        Our businesses, operations and reported financial results and cash flows are exposed to a variety of market risks, including the effects of changes in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, the Chinese yuan and other world currencies against the euro. In addition, in order to manage the liquidity and cash needs of our day-to-day operations, we hold a variety of interest rate sensitive assets and liabilities. We also hold a substantial volume of interest rate sensitive assets and liabilities in connection with our lease and sales financing business. Changes in currency exchange rates or interest rates may have substantial adverse effects on our operating results and cash flows. For more information on how changes in exchange rates and interest rates may impact our operating results and cash flows, please refer to the discussion under the heading "Introduction" in "Item 5. Operating and Financial Review and Prospects," the discussion about market risk in "Item 11. Qualitative and Quantitative Disclosures About Market Risk" and to Note 30 to our Consolidated Financial Statements.

        Further downgrades of our debt ratings may increase our cost of capital and could negatively affect our businesses.

        In 2009, several rating agencies downgraded our long-term debt rating to BBB+ and some agencies changed the outlook from stable to negative. Further downgrades by rating agencies may increase our cost of capital and, as a result, could negatively affect our businesses, especially our leasing and sales financing business which is typically financed with a high proportion of debt.

        For a description of our individual credit ratings, please refer to the discussion under the heading "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

        We depend on the issuance of debt to manage liquidity. Our ability to issue debt instruments in the future may be adversely affected by declines in our operating performance and the future condition of the credit markets.

        To manage the liquidity of the Group, we depend on the issuance of debt, principally in the European and U.S. capital markets. A decline in our operating performance or lower demand for these types of debt instruments could increase our borrowing costs or otherwise limit our ability to fund operations, either of which would negatively affect our operating results and cash flows.

        The tightening of the credit markets in the latter part of 2008 and into 2009 resulted in significantly higher borrowing costs. If these difficult financing conditions were to recur, we could be faced with higher borrowing costs and reduced funding flexibility. In particular, this could negatively affect the competitiveness and profitability of our financial services business or even result in a limitation of the financial services we offer, thereby negatively affecting our vehicle sales.

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

        We hold non-controlling equity interests in various companies. Most notably, we hold an equity interest in the European Aeronautic Defence and Space Company EADS N.V. (EADS) and in Tognum AG (Tognum). Any factors negatively affecting the profitability of the businesses of these companies may adversely affect our ability to recover the full amount of our equity investments, and as a result, could require us to record impairment charges. In addition, if we account for those investments using the equity method of accounting, such factors may also affect our proportionate share in the future operating results of our equity investees. For more information on how EADS affected the 2007 through 2009 operating results, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects." Please also refer to "Critical Accounting Policies" in "Item 5. Operating and Financial Review and Prospects" for information on our accounting policies with regard to the impairment of equity method investments. EADS is the most significant equity investment which we include in our consolidated financial statements with a three-month lag. In connection with recent developments in the negotiations regarding EADS's A400M military transporter program, EADS announced on February 17, 2010 that it will update the A400M provision in its 2009 consolidated financial statements. This update will require certain critical assumptions and financial assessments to be made which were not finalized when our supervisory board approved Daimler's 2009 Consolidated Financial Statements on March 1, 2010. Any future increase in that provision would negatively affect EADS's actual 2009 results and would also negatively affect Daimler's proportionate share in EADS's results which will be reflected in Daimler's consolidated interim financial statements for the first three months of 2010. The resolution of this matter could have a material negative effect on Daimler's earnings in the first quarter of 2010.

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

        Even small changes in the assumptions which affect the benefit plan valuation, such as discount rates, mortality rates and other factors, may lead to increases in the size of the respective obligations, which would affect the reported funded status of our plans and, as a consequence, could negatively affect our total pension and other post-employment benefit expense in subsequent years.

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

        For additional information on employee benefits accounting, please refer to the discussions under the headings "Critical Accounting Policies" and "Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects" and to Note 21 to our Consolidated Financial Statements.

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

History

        Daimler AG was incorporated under the name DaimlerChrysler AG on May 6, 1998, the year in which Daimler-Benz Aktiengesellschaft and Chrysler Corporation combined their respective businesses, stockholder groups, managements and other constituencies. On August 3, 2007, we transferred an 80.1% controlling interest in the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) to a subsidiary of the private equity firm Cerberus Capital Management L.P. (Cerberus). We initially retained a 19.9% non-controlling equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities. Following a resolution adopted at an extraordinary shareholders' meeting in October 2007, we changed the name of the company from DaimlerChrysler AG to Daimler AG.

        As a result of the transfer of a majority interest in the Chrysler activities in 2007, we reported the Chrysler activities in our consolidated statements of income (loss) as discontinued operations, with all recorded income and expense items related to the Chrysler activities included in the line item "Net profit (loss) from discontinued operations." We do not include amounts related to discontinued operations in our segment reporting. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

        In June 2009, based on a binding term sheet signed in April 2009, we entered into a redemption agreement regarding our remaining 19.9% non-controlling equity interest in Chrysler Holding LLC. As a result of the redemption, Daimler no longer holds an equity interest in Chrysler Holding LLC or any of its subsidiaries and all Daimler designees resigned from the board of Chrysler Holding LLC and the boards of any of its subsidiaries. Please also refer to the discussion under the heading "Material Contracts" in "Item 10. Additional Information." For additional information on the effect of the redemption on our Consolidated Financial Statements, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and to Note 2 to our Consolidated Financial Statements.

        From August 4, 2007 through the date of redemption on June 3, 2009, we accounted for our non-controlling equity interest in Chrysler Holding LLC with a three-month time lag using the equity method of accounting. During that period we included our proportionate share of the consolidated results of Chrysler Holding LLC, which we previously reported as part of Vans, Buses, Other, in the reconciliation of total segment EBIT to Group EBIT.

Business Summary and Developments

        Daimler AG is the ultimate parent company of the Daimler Group. The Group develops, manufactures, distributes and sells a wide range of automotive products, mainly passenger cars, trucks, vans and buses. It also provides financial and other services relating to its automotive businesses.

        We offer our automotive products and related financial services primarily in Western Europe and in the NAFTA region, which consists of the United States, Canada and Mexico. We derived approximately 46% of our 2009 revenue from sales in Western Europe and 21% from sales in the United States. With respect to Western Europe, approximately 52% of the revenue achieved in that region resulted from sales in Germany and 48% from sales in other countries. Revenue in Asia represented approximately 16% of our total revenue in 2009.

        For information on significant acquisitions and dispositions of businesses during the last three years, please refer to Notes 2 and 12 to our Consolidated Financial Statements. For a discussion of their effect on our revenue and operating results, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Our aggregate capital expenditures over the past three years for property, plant and equipment of our continuing businesses were €2.4 billion in 2009, €3.6 billion in 2008 and €2.9 billion in 2007. In 2009, the United States and Germany accounted for 8.1% and 72.6%, respectively, of these capital expenditures. Expenditures for equipment on operating leases related to our continuing businesses were €10.8 billion in 2009, €10.2 billion in 2008 and €10.8 billion in 2007. For additional information on our capital expenditures, please refer to "Description of Business Segments" and "Description of Property" below.

Business Segments and Other Business Interests

  Business Segments

        At the beginning of 2009, we made some changes to our segment reporting. We now separately present the business activities of Mercedes-Benz Vans and Daimler Buses which we previously reported as part of Vans, Buses, Other. We have adjusted 2008 and 2007 figures to reflect this change in segment presentation. For further information regarding our segment reporting, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and Note 31 to our Consolidated Financial Statements.

        Following the changes in our segment reporting, we report the following five segments:

  •
  Mercedes-Benz Cars

  •
  Daimler Trucks

  •
  Mercedes-Benz Vans

  •
  Daimler Buses

  •
  Daimler Financial Services

  Other Business Interests

        Our other business interests consist primarily of our equity investments in the European Aeronautic Defence and Space Company EADS N.V. (EADS) and in Tognum AG. We now include these and other remaining business interests, which we previously reported as part of Vans, Buses, Other, in our reconciliation from total segment EBIT to Group EBIT, together with corporate items and eliminations of intersegment transactions. For further information, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and to Note 31 to our Consolidated Financial Statements.

        EADS.    As of December 31, 2009, one of our subsidiaries held a 22.5% equity interest in EADS. EADS is a publicly-traded company and a global supplier and service provider in the aerospace and defense sectors. The EADS Group includes Airbus, a manufacturer of commercial and also tanker, transport and mission aircraft, the helicopter supplier Eurocopter, and EADS Astrium, a European space company involved in several space programs, including the Ariane program. In addition, EADS is a partner in the Eurofighter consortium and holds an equity interest in MBDA SAS. We account for our investment in EADS with a three-month time lag using the equity method of accounting.

        In 2004, 2006 and 2007, we entered into several transactions involving our EADS shares which reduced the Group's equity interest in EADS on which the Group bases its at-equity accounting. Our share in the results of EADS in 2007 is based on an equity interest which declined from 33% at the beginning of the year to 24.9% at year-end 2007 and our share in the results of EADS in 2008 is based on an equity interest which declined from 24.9% at the beginning of the year to 22.5% at year-end 2008. This 22.5% equity interest in EADS is held by a subsidiary in which we hold a 67% interest and minority investors have a 33% interest. For further information on these transactions, please refer to Note 12 to our Consolidated Financial Statements and "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        Tognum.    As of December 31, 2009, we held a 28.4% equity interest in Tognum AG. Tognum is a global supplier of off-highway engines, propulsion systems and decentralized energy systems. In 2008, we acquired shares in Tognum AG for a total amount of €702 million in cash, primarily from the Swedish investor group EQT. We account for our investment in Tognum with a three-month time lag using the equity method of accounting.

Significant Subsidiaries

        The following table shows the significant subsidiaries Daimler AG owned, directly or indirectly, as of December 31, 2009:

Name of Company	Percentage Owned
Mercedes-Benz Bank AG, Stuttgart, Germany, a German stock corporation	100.0
Daimler North America Corporation, Montvale, New Jersey, USA, a Delaware corporation	100.0
DCFS USA, LLC, Farmington Hills, Michigan, USA, a Delaware limited liability company	100.0
Daimler Trucks North America LLC, Portland, Oregon, USA, a Delaware limited liability company	100.0
Mercedes-Benz do Brasil Ltda., Sao Bernardo do Campo, Sao Paulo, Brazil, a Brazilian private limited company	100.0
Mitsubishi Fuso Truck and Bus Corporation, Kawasaki, Japan, a Japanese corporation	85.0

DESCRIPTION OF BUSINESS SEGMENTS

Mercedes-Benz Cars

        Mercedes-Benz Cars designs, produces and sells Mercedes-Benz passenger cars, Maybach high-end luxury sedans and smart micro compact passenger cars. In 2009, Mercedes-Benz Cars contributed approximately 51% of our revenue.

  Products

  Mercedes-Benz

        Mercedes-Benz passenger cars are world-renowned for innovative technology, highest levels of comfort, quality and safety, and pioneering design. We offer most Mercedes-Benz passenger cars with a choice of several diesel and gasoline engines. In 2009, we began to offer the S-Class and the ML-Class also with a gasoline hybrid engine. Under the AMG brand, we offer high performance versions of Mercedes-Benz vehicles with V8 or V12 engines in all classes, except in the A-, B-, R-, GL- and GLK-Classes. The availability of individual models differs by geographic market. The Mercedes-Benz passenger car product range consists of the following classes:

        S-Class.    The S-Class is a line of full-size luxury sedans, which are available in short and long wheelbase versions. In June 2009, we introduced a new generation of the S-Class sedans, including a hybrid version, the new S 400 BlueHYBRID.

        The S-Class sedans are complemented by the CL, a top-of-the-line two-door coupe, and the SL, a luxury roadster. We plan to introduce a new generation of the CL in September 2010. Until the end of 2009, we also produced the SLR, a high performance Mercedes-Benz sports car, in cooperation with McLaren Cars Ltd. The production of seventy-five special edition Stirling Moss vehicles marked the end of production of the SLR model family.

        At the 2009 Frankfurt Motor Show we presented an all new sports car, the Mercedes-Benz SLS AMG. We intend to launch the SLS AMG beginning in March 2010.

        E-Class.    The E-Class is a line of luxury sedans, coupes, convertibles and station wagons. We launched all new versions of the E-Class sedan and the E-Class station wagon in March 2009 and November 2009, respectively. We also offer the CLS, a four-door coupe based on the E-Class.

        In May 2009, we introduced an all new E-Class coupe as part of the repositioning of the successor model of the CLK coupe as an E-Class model. Similarly, in March 2010, we intend to launch an all new version of an E-Class convertible as part of the repositioning of the successor model of the CLK convertible as an E-Class model.

        C-Class.    The C-Class is a line of compact luxury sedans and station wagons. The CLC Sports Coupe and the SLK, a two-seat roadster, complement the C-Class product family.

        Until the planned introduction of the E-Class convertible, the CLK convertible continues to be a part of the C-Class product family.

        A-/B-Classes.    The A-Class is a front wheel drive compact and the B-Class is a front wheel drive 4-door Compact Sports Tourer (CST). We do not offer the A- and B-Classes in the United States.

        ML-/R-/G-/GL-/GLK-Classes.    The ML-Class is a line of sport utility vehicles with permanent all-wheel drive.

        The R-Class is a line of SUV Tourers, which is available in a short and a long wheelbase version. We plan to introduce a new generation of the R-Class in August 2010.

        The GL-Class is a line of seven seat luxury sport utility vehicles. We introduced a new generation of the GL in August 2009.

        The GLK-Class is a line of compact sport utility vehicles. In September 2009 we launched a GLK model with rear wheel drive in addition to the permanent all-wheel drive models.

        The G-Class is a line of cross country vehicles with permanent four-wheel drive that come in a short and a long wheelbase version and as a convertible.

  Maybach

        Under the Maybach brand, we offer a line of exclusive high-end luxury sedans with outstanding luxury, comfort, and individuality. Maybach sedans are available in a short and a long wheelbase version, including the Maybach 57S and 62S as sportier variations.

  smart

        The smart brand represents a micro compact car concept. We currently offer two models, the smart fortwo coupe and the smart fortwo cabrio. In 2009, we introduced the smart brand in Denmark, in major metropolitan areas in China and in Sao Paulo, Brazil. We plan to introduce a new generation of the smart fortwo in the third quarter of 2010.

  Markets, Sales and Competition

        Markets.    In 2009, the main markets of our Mercedes-Benz Cars segment were Germany (27% of unit sales), the remainder of Western Europe (30% of unit sales), the United States (19% of unit sales) and Asia (13% of unit sales).

        Due to the severe global economic downturn, demand for passenger cars in 2009 experienced a decline in many of our main markets. In Western Europe (excluding Germany), new registrations of passenger cars for all manufacturers fell 7% to 9.8 million units. In contrast, in Germany new passenger car registrations for all manufacturers increased 23% to 3.8 million units. This increase was mainly due to higher sales in the micro and subcompact car segments induced by the car scrap incentives provided by the German government. In the United States, sales of passenger cars decreased 21% to 10.4 million units, while in Asia, sales of passenger cars increased 18% to 20.0 million units.

        Sales.    The following table shows the distribution of revenue and unit sales for our Mercedes-Benz Cars segment by geographic market since 2007:

Revenue and Unit Sales

	Year Ended December 31,
	2009[1]	% change	2008[1]	% change	2007[1]
Revenue (€ in millions)
Western Europe	21,613	-16	25,676	-11	28,972
Germany	10,955	-11	12,277	-9	13,492
Other	10,658	-20	13,399	-13	15,480
NAFTA region	7,981	-18	9,721	-17	11,655
United States	6,809	-21	8,620	-19	10,600
Canada and Mexico	1,172	+6	1,101	+4	1,055
Asia	7,777	+2	7,600	+16	6,575
China	4,057	+29	3,146	+63	1,935
Other	3,720	-16	4,454	-4	4,640
Other markets	3,947	-17	4,775	-9	5,228

World	41,318	-14	47,772	-9	52,430

Units
Western Europe	623,489	-15	733,233	-6	779,157
Germany	297,756	-10	332,472	-3	342,860
Other	325,733	-19	400,761	-8	436,297
NAFTA region	235,549	-17	282,161	+2	276,062
United States	202,955	-19	251,160	0	251,789
Canada and Mexico	32,594	+5	31,001	+28	24,273
Asia	138,942	-4	144,141	+17	123,356
China	67,451	+39	48,620	+59	30,615
Other	71,491	-25	95,521	+3	92,741
Other markets	95,925	-15	113,478	-1	114,609

World	1,093,905	-14	1,273,013	-2	1,293,184

1
Revenue and unit sales for 2009, 2008 and 2007 include sales of Mitsubishi pickup trucks (L200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary (5,274, 8,190 and 10,066 units, respectively).

        In 2009, worldwide unit sales of our Mercedes-Benz Cars segment went down 14% to 1,093,905 compared to 1,273,013 in the prior year. Primarily due to the global economic downturn, unit sales declined in almost all of our classes. Sales of the S-Class (including Maybach) were 39% lower at 57,109 units compared to 92,869 units in 2008. Due to the availability of the new models of the E-Class sedan, coupe and station wagon (since March, May and November 2009, respectively) unit sales of the E-Class increased 23% to 212,142 units in 2009 compared to 172,912 units in 2008. Unit sales of the C-Class family decreased 28% to 322,815 units, partially as a result of strong price competition in that vehicle segment, but also due to the repositioning of the CLK coupe as an E-Class coupe in May 2009. Sales of the ML-/R-/G-/GL-/GLK-Classes at 167,153 units were slightly above the prior year's level of 161,337 units. A decline in unit sales of the ML-/R-/G-/GL-Classes was more than offset by the first time full availability of the GLK-Class. Sales of the A-/B-Classes dropped to 215,475 units compared to 250,304 units in 2008. Overall, sales of smart vehicles reached 113,937 units, 18% below last year's sales of 138,957 units.

        In Germany, Mercedes-Benz Cars sold 297,756 units, a decline of 10% compared to 2008. Unit sales in Western Europe (excluding Germany) decreased 19% to 325,733 units. In the United States, we sold 202,952 units in 2009 compared to 251,160 units in 2008. Unit sales in China went up 39% to 67,451 units, while in the rest of Asia (excluding China) sales decreased 25% to 71,491 units. The decrease outside of China was primarily due to lower unit sales in Japan (26,669 units in 2009 compared to 36,969 units in 2008). For a discussion of changes in revenue, please refer to "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        The following table shows, by vehicle line, the number of units sold since 2007:

	Year Ended December 31,
	2009	2008	2007
Units
S-Class (including CL, SL and SLR) and Maybach	57,109	92,869	107,021
E-Class (including CLS and, since May 2009, the E-Class coupe)	212,142	172,912	230,878
C-Class (including CLC, CLK and SLK)	322,815	448,444	386,521
A-/B-Classes	215,475	250,304	275,413
ML-/R-/G-/GL-/GLK-Classes	167,153	161,337	180,217
Smart	113,937	138,957	103,068
Other[1]	5,274	8,190	10,066

Total	1,093,905	1,273,013	1,293,184

1
This category represents Mitsubishi pickup trucks (L200) assembled and sold by one of our subsidiaries in South Africa and Mitsubishi Pajero vehicles sold by that subsidiary.

        Competition.    In Western Europe, our Mercedes-Benz passenger cars compete primarily with products of BMW (BMW, Rolls-Royce), Volkswagen (Audi, Porsche, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Volvo), General Motors (Opel, Vauxhall), PSA (Peugeot/Citroen), Renault, Tata Motors (Jaguar, Land Rover) and Toyota (Toyota, Lexus).

        In the United States, our principal competitors of our Mercedes-Benz passenger cars include BMW (BMW, Rolls-Royce), Ford (Lincoln, Volvo), Honda (Acura), Nissan (Infiniti), Tata Motors (Jaguar, Land Rover), Toyota (Lexus), Volkswagen (Audi, Porsche, Bentley, VW) and, depending on the market segment, Nissan, other Toyota brands and certain models produced by General Motors (Cadillac) and Fiat (Jeep).

        In Asia, our main competitors are BMW (BMW, Rolls-Royce), Volkswagen (Audi, Porsche, Bentley, VW) and, depending on the market segment, Fiat (Lancia, Alfa Romeo, Ferrari, Maserati), Ford (Volvo), General Motors (Opel, Vauxhall), PSA (Peugeot/Citroen), Renault, Tata Motors (Jaguar, Land Rover) and Toyota (Toyota, Lexus).

        Competitors of the Maybach are Rolls-Royce and Bentley sedans.

        Principal competitors of smart vehicles are certain models of Fiat, Ford, PSA (Peugeot/Citroen), Renault, Suzuki, Toyota (Toyota, Daihatsu), BMW (Mini) and Volkswagen (Seat, Skoda, VW).

  Distribution

        We distribute Mercedes-Benz passenger cars through a worldwide distribution system. The sales organization differs by geographic market depending on local needs and requirements. At the wholesale level, we distribute Mercedes-Benz passenger cars through affiliated or independent general distributors or through wholly owned subsidiaries. In major markets worldwide, including the United States, Canada, Japan and most European markets, we operate our own wholesale subsidiaries which we call market performance centers. In Canada, South Africa, Australia, Germany and select European metropolitan areas, we also operate our own retail outlets.

        In Europe and Asia we sell our Maybach sedans through Maybach centers, which are dealerships exclusively dedicated to the Maybach brand, and through select Mercedes-Benz dealers. In the United States we distribute our Maybach line through select Mercedes-Benz dealers.

        A wide network of smart dealerships in forty-two countries provides sales and repair services for our smart vehicles. We sell the smart fortwo coupe and the smart fortwo cabrio in the United States through Penske Automotive Group (PAG) as the official distributor.

  Capital Expenditures; Research and Development

        The following table shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of the Mercedes-Benz Cars segment in the last three years:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	2,585	3,379	2,680
Research and development expenditures	2,696	2,994	2,733
thereof: Capitalized development costs	913	1,060	705

        The significant decrease in capital expenditures in 2009 resulted primarily from cost reduction initiatives in response to the global economic downturn. Despite that decrease, capital expenditures for new products remained at a high level. The main drivers of our investment activities in 2009 were the successor models of the E-Class sedan and station wagon, the E-Class coupe as a repositioned successor model to the CLK coupe, and new engines with higher fuel efficiency and lower carbon dioxide emissions.

        Research and development activities of Mercedes-Benz Cars in 2009 related primarily to the development of new and successor models of the A-/B-Classes, the ML-/GL-Classes and the S-Class (sedan, SL). Another focus was the further reduction of fuel consumption and carbon dioxide emissions through, for example, hybrid-, Bluetec-, electro- and fuel cell technologies.

Daimler Trucks

        Daimler Trucks manufactures and sells trucks and specialty vehicles under the brand names Mercedes-Benz, Freightliner, Western Star, Thomas Built Buses and Fuso. Our worldwide facilities provide us with a strong production and assembly network for commercial vehicles and core components. Daimler Trucks contributed approximately 21% of our 2009 revenue. In 2009, we ceased production of trucks under the Sterling brand name, although our 2009 sales included 2,725 Sterling units from existing stock.

        In the fourth quarter of 2008, as part of a strategic partnership, we acquired a 10% equity interest in the Russian commercial vehicle manufacturer Kamaz OAO for US$250 million in cash. The purchase agreement requires us to make an additional one-time payment in 2012. The amount of the payment will depend on Kamaz's interim business performance, but in any event will not exceed US$50 million. We account for our equity interest in Kamaz with a three months time lag using the equity method of accounting. We also plan to work with Kamaz on joint projects in several areas, including product distribution, component sharing and technology transfers. In that regard, at the end of 2009, we entered into agreements with Kamaz to establish two joint ventures regarding the distribution and, with respect to some truck lines, the potential assembly of Mercedes-Benz and Fuso trucks and the sale of Mercedes-Benz and Setra buses in Russia.

  Products

        Mercedes-Benz Trucks.    Our European Mercedes-Benz truck lines consist of the Actros and the Axor in the heavy-duty category, the Atego in the medium-duty category, and the specialty vehicles Econic and Zetros. The Unimog, a four-wheel drive vehicle for special purpose applications, complements the line-up. In Turkey and Brazil, we manufacture heavy-duty and medium-duty trucks for the respective local and certain export markets. Overall, our Mercedes-Benz trucks range from 6 metric tons gross vehicle weight (GVW) to 41 metric tons GVW. In 2008, we started to introduce trucks with alternative drive systems, the Axor BlueTec Hybrid, the Econic BlueTec Hybrid and the Econic CNG Hybrid. At the end of 2010, we plan to expand our hybrid truck line with the launch of the Atego BlueTec Hybrid in the medium-duty category.

        Freightliner Trucks, Western Star Trucks, and Thomas Built Buses.    Our U.S. subsidiary Daimler Trucks North America LLC manufactures trucks and buses (based on truck chassis) in Classes 3 through 8 (from 9,000 lbs. GVW to 160,000 lbs. GVW) and sells them under the Freightliner, Western Star, and Thomas Built Buses brand names, primarily in the NAFTA region. It also manufactures chassis for trucks, buses, walk-in vans and motor homes in Classes 3 through 7 (from 10,000 lbs. GVW to 33,000 lbs. GVW). In 2009, Freightliner introduced a new version of the Coronado, a premium on-highway truck. Production of the new Coronado commenced in January 2010.

        In order to comply with the new U.S. emission regulation EPA 10 which became effective in January 2010, we began to offer truck engines based on our Heavy Duty Engine Platform featuring our BlueTec emission reduction technology.

        In the fourth quarter of 2008, we adopted a wide-ranging plan to optimize and reposition the business operations of our subsidiary Daimler Trucks North America. Measures provided for in the plan included the discontinuation of the Sterling Trucks brand in 2009, a further consolidation of our production network in the NAFTA region, capacity adjustments, including closing two truck manufacturing plants in 2009 and 2010, respectively, and headcount reductions of up to 3,500 (of a total headcount of 20,205 at the end of October 2008) to be accomplished primarily in 2009 and 2010. We achieved most of the originally targeted headcount reductions in 2009. In October 2009, management decided not to proceed with the closing of the truck manufacturing plant in Portland, Oregon, which was originally scheduled for June 2010. In order to compensate for the discontinuation of the Sterling brand and in an effort to serve market segments that were previously covered exclusively by Sterling vehicle offerings, Daimler Trucks North America expects to supplement the Freightliner and Western Star product lines where appropriate. For information on how the optimization plan of Daimler Trucks North America affected EBIT of our Daimler Trucks Segment in 2008 and 2009, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and to Note 4 to our Consolidated Financial Statements.

        Mitsubishi Fuso Trucks and Buses.    Our Japanese subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC) offers a comprehensive truck portfolio and several bus lines, primarily for the Japanese and other Asian markets. The line-up includes the Canter trucks (light-duty), the Fighter trucks (medium-duty) and the Super Great trucks (heavy-duty) and also certain bus models (Rosa and Aero). MFTBC also sells trucks in Africa, Australia, Europe, Latin America and the United States. In 2009, MFTBC introduced a new version of the Mitsubishi Fuso Super Great truck in Japan, and in 2010 it plans to introduce a new light duty truck.

        In May 2009, we announced a plan for a realignment of MFTBC's global operations to optimize its business and address changes in the markets in which it operates. The plan calls for the streamlining of the product portfolio, reorganizing the plant network, consolidating and strengthening the Japanese retail network, and other efficiency improvements. In that regard, we expect to relocate and idle select production sites, reduce headcount by up to 2,300 employees by the end of 2010, and reduce the total number of dealers in MFTBC's Japanese dealer network. For information on how this program affected EBIT of our Daimler Trucks Segment in 2009, please refer to the discussion under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects" and to Note 4 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        Markets.    Demand for trucks in most geographic areas depends to a large degree on prevailing general economic conditions, which directly influence transportation needs and the availability of funds for capital investment. Our most important truck markets are Western Europe (17% of unit sales), the NAFTA region (24% of unit sales), Latin America (14% of unit sales) and Asia (excluding Australia) (33% of unit sales).

        As a result of the global economic downturn, demand for transportation services generally decreased, leading to significantly lower truck sales in almost all of our main markets.

        In Western Europe, combined registrations for medium- and heavy-duty trucks decreased significantly from 333,232 units in 2008 to 192,280 units in 2009. In the heavy-duty truck segment, registrations were down 45% from 268,362 units in 2008 to 148,914 units in 2009 and registrations in the medium-duty segment fell from 64,870 units in 2008 to 43,366 units in 2009.

        In Germany, combined registrations for medium- and heavy-duty trucks declined 39% from 92,903 units in 2008 to 56,987 units in 2009.

        In the NAFTA region, retail sales of all manufacturers of trucks in the medium- and heavy-duty categories (Classes 5 through 8) reached 215,899 units, 35% less than in 2008 (332,727 units). This decrease primarily reflects the continuing decline in demand for heavy- and medium-duty trucks in the United States, where retail sales of all manufacturers in the medium- and heavy-duty categories (Classes 5 through 8) decreased 31% from 262,050 units in 2008 to 179,828 units in 2009. Retail sales in the medium-duty segment (Class 5 through 7) fell from 128,577 units in 2008 to 85,030 units in 2009, and retail sales for all manufacturers in the Class 8 heavy-duty truck category were down 29% from 133,473 units in 2008 to 94,798 units in 2009.

        In Latin America, sales of heavy- and medium-duty trucks reached 161,124 units, 19% less than in 2008.

        In Japan, sales of trucks and buses by all manufacturers decreased 40% to 107,662 units. This decrease was mainly the result of the continued weak economy in Japan.

        Sales.    The following table shows the distribution of revenue and unit sales of our Daimler Trucks segment by geographic market since 2007:

Revenue and Unit Sales

	Year Ended December 31,
	2009	% change	2008	% change	2007
Revenue (€ in millions)
Western Europe	5,835	-40	9,671	-1	9,761
Germany	3,669	-35	5,665	+1	5,634
Other	2,166	-46	4,007	-3	4,127
NAFTA region	4,791	-28	6,656	-12	7,599
United States	3,894	-28	5,372	-14	6,241
Canada	501	-36	785	-5	823
Mexico	395	-21	500	-7	535
Latin America	2,080	-32	3,046	+25	2,442
Brazil	1,728	-21	2,174	+32	1,654
Other	352	-60	871	+11	788
Asia (including Australia)	4,224	-31	6,090	+14	5,358
Japan	2,434	-22	3,124	-3	3,215
Other	1,789	-40	2,966	+38	2,144
Other markets	1,431	-54	3,109	-6	3,306

World	18,360	-36	28,572	0	28,466

	Year Ended December 31,
	2009	% change	2008	% change	2007
Units
Western Europe	44,286	-49	86,742	-1	87,665
Germany	24,951	-40	41,597	+1	41,006
Other	19,335	-57	45,145	-3	46,659
NAFTA region	61,700	-37	97,313	-15	114,049
United States	52,361	-33	77,978	-18	94,649
Canada	5,806	-41	9,907	-8	10,790
Mexico	3,533	-63	9,428	+10	8,610
Latin America	37,069	-37	58,951	+11	53,017
Brazil	30,492	-12	34,463	+23	27,943
Other	6,577	-73	24,488	-2	25,074
Asia (including Australia)	92,998	-44	164,765	+8	153,162
Japan	23,102	-45	42,035	-22	53,992
Other	69,896	-43	122,730	+24	99,170
Other markets	23,275	-64	64,303	+8	59,774

World	259,328	-45	472,074	+1	467,667

        Worldwide unit sales of our Daimler Trucks segment decreased 45% from 472,074 vehicles in 2008 to 259,328 vehicles in 2009, primarily as a result of the global economic downturn.

        Unit sales in Western Europe declined 49% due to lower unit sales in all markets in that region, but mainly in Germany, France, the United Kingdom and Spain. In Germany, the most important market for our Mercedes-Benz trucks, unit sales declined 40% to 24,951 units. Unit sales in Germany represented 10% and the remaining Western European market represented 7% of our total 2009 truck sales.

        In the NAFTA region, unit sales were 37% lower at 61,700 units. This decrease mainly reflects a further decline in demand in the U.S. commercial vehicle markets due to weak economic conditions. Unit sales in the United States were down 33% at 52,361 units, representing 20% of our total 2009 truck sales.

        Unit sales in Asia (including Australia) fell 44% from 164,765 units in 2008 to 92,998 units in 2009. Unit sales in Japan, which in 2009 consisted primarily of sales of our subsidiary MFTBC, declined 45% to 23,102 units. This decline mainly reflects the continuing weakness of the Japanese economy and a recognizable trend of persistently lower truck demand in Japan. With 33% of our total worldwide truck sales, Asia (excluding Australia) has become an important market for our truck business.

        In Latin America, sales decreased 37% from 58,951 units in 2008 to 37,069 units in 2009.

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

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of our Daimler Trucks segment during each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	1,024	1,442	1,110
Research and development expenditures	1,116	1,056	1,047
thereof: Capitalized development costs	368	326	283

        Capital expenditures in 2009 related primarily to new generations of our truck lines and new engines for our heavy-duty and medium-duty trucks.

        Research and development expenditures in 2009 focused on new truck generations. New low emission technologies, including BlueTec for medium- and heavy-duty applications, complemented the 2009 research and development activities.

Mercedes-Benz Vans

        Mercedes-Benz Vans designs, manufactures and sells vans under the brand names Mercedes-Benz and Freightliner. In 2009, Mercedes-Benz Vans contributed approximately 8% of our revenue.

  Products

        Worldwide, we currently offer three lines of Mercedes-Benz vans between 1.9 metric tons (t) and 7.5t gross vehicle weight (GVW): the Vario, the Vito/Viano and the Sprinter.

        In the NAFTA region we sell the Sprinter under the Freightliner brand name and, since January 1, 2010, also under the Mercedes-Benz brand name. Until December 31, 2009, subsidiaries of Chrysler Holding LLC sold the Sprinter in the U.S. under the Dodge and Freightliner brand names and in Canada under the Dodge brand name pursuant to a general distributor arrangement.

  Markets, Sales and Competition

        Markets.    In most geographic areas, demand for vans depends to a large degree on prevailing general economic conditions, which directly influence transportation needs and the availability of funds for capital investment.

        In 2009, our most important van markets were Germany (35% of unit sales), the remainder of Western Europe (42% of unit sales), Eastern Europe (7% of unit sales), Latin America (6% of unit sales) and Asia (3% of unit sales).

        In all our main markets, demand for vans went down, primarily as a result of the global economic downturn. In Germany, new registrations of vans (mid-size and large vans) for all manufacturers decreased 25% to 206,000 units. In Western Europe (excluding Germany), registrations in the combined mid-size and large van market segment declined 33% to 579,600 units.

        In the U.S., sales in the large van segment in which we operate decreased 36% to 160,600 units.

        Sales.    The following table shows the distribution of revenue and unit sales of our Mercedes-Benz Vans segment by geographic market since 2007:

Revenue and Unit Sales

	Year Ended December 31,
	2009	% change	2008	% change	2007
Revenue (€ in millions)[1,2]
Western Europe	5,063	-31	7,341	+1	7,244
Germany	2,821	-22	3,622	+5	3,453
Other	2,242	-40	3,719	-2	3,791
Eastern Europe	340	-57	792	+17	674
NAFTA region	106	-79	510	-17	611
Latin America (excluding Mexico)	236	-26	320	+15	278
Asia	214	-9	235	+14	207
Other markets	256	-9	281	-14	327

World	6,215	-34	9,479	+2	9,341

	Year Ended December 31,
	2009	% change	2008	% change	2007
Units[1]
Western Europe	128,134	-38	207,137	+1	205,812
Germany	58,185	-21	74,036	+1	73,262
Other	69,949	-47	133,101	+1	132,550
Eastern Europe	10,980	-61	27,929	+17	23963
NAFTA region	2,591	-88	21,487	-25	28,476
Latin America (excluding Mexico)	9,453	-26	12,857	+13	11,409
Asia	5,260	-34	7,999	-4	8,344
Other markets	9,158	-6	9,789	-12	11,069

World	165,576	-42	287,198	-1	289,073

1
Revenue and unit sales include sales of Sprinter vans to a subsidiary of Chrysler Holding LLC for subsequent resale to dealers under the Freightliner and Dodge brand names.

2
Revenue in 2009, 2008 and 2007 includes €0.6 billion, €0.9 billion and €0.9 billion, respectively, from the production of a van for Volkswagen. These vans are not included in our unit sales figures.

        Mainly as a result of the global economic downturn, our 2009 van sales in the major geographic markets in which we operate were down significantly compared to the prior year. These include Western Europe (-38%), Eastern Europe (-61%), Asia (-34%), the NAFTA region (-88%), and Latin America (excluding Mexico) (-26%). The discontinuation of a general distributor arrangement with Chrysler regarding the distribution of our vans also contributed to the decline in the NAFTA region.

        Competition.    In Western Europe and Eastern Europe, our principal competitors are Fiat (Fiat, Iveco), Ford, Volkswagen, Renault and PSA (Peugeot, Citroen). In Latin America, competitors include Fiat (Fiat, Iveco) and Renault. In the United States, competitors include Ford and General Motors (Chevrolet, GMC).

  Distribution

        In Germany, we sell our vans through our own wholesale and retail network as well as through independent dealers.

        In other major European markets, and also in Asia, local Daimler subsidiaries provide wholesale services for vans to a network of independent dealers and, in some cases, to our own retail outlets.

        In the United States and Canada, we previously sold vans to subsidiaries of Chrysler Holding LLC, which acted as general distributors and resold them in the U.S. under the Freightliner and Dodge brand names and in Canada under the Dodge brand name through a network of independent Freightliner and Dodge dealers. Since January 2010, we sell vans under the Freightliner brand through a network of independent Freightliner dealers and, in addition, Mercedes-Benz vans through our own wholesale network.

        In other international markets, including Latin America, we sell our vans through independent distributors or, if we have a local production company, through the sales organization of that company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of our Mercedes-Benz Vans segment during each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	122	160	148
Research and development expenditures	193	228	220
thereof: Capitalized development costs	0	0	0

        In 2009, capital expenditures of our Mercedes-Benz Vans segment primarily related to production capacity increases for our Sprinter vans and to the upcoming facelift of the Vito/Viano series.

        Research and development activities focused primarily on enhancements of engines to meet future emission regulations.

Daimler Buses

        Daimler Buses is a global full-line supplier in the worldwide bus market. In 2009, Daimler Buses contributed approximately 5% of our revenue.

  Products

        Our product portfolio includes city buses, coaches, intercity buses, midi buses and bus chassis. We sell complete buses under the Mercedes-Benz and Setra brands in Europe, under the Mercedes-Benz brand name in Mexico and under the Setra and Orion brand names in the United States and Canada. In addition, Daimler Buses produces and sells worldwide a wide range of bus chassis under the brand name Mercedes-Benz.

  Markets, Sales and Competition

        Markets.    Based on units sales, our main markets for buses and bus chassis are Latin America (50% of unit sales), Western Europe (22% of unit sales), and the NAFTA region (12% of unit sales).

        In 2009, registrations of coaches and city and intercity buses declined in all our major geographic markets. In Western Europe and Latin America, demand for coaches and city and intercity buses fell by 7% and 16%, respectively, to 7,219 and 16,286 units, respectively.

        In the NAFTA region, retail sales for all manufacturers of coaches and city and intercity buses (excluding school buses) fell 44% from 6,997 units in 2008 to 3,899 units in 2009.

        Sales.    The following table shows the distribution of revenue and unit sales of our Daimler Buses segment by geographic market since 2007:

Revenue and Unit Sales

	Year Ended December 31,
	2009	% change	2008	% change	2007
Revenue (€ in millions)
Western Europe	2,110	-8	2,305	+7	2,147
Germany	958	-4	994	+12	886
Other	1,152	-12	1,311	+4	1,261
NAFTA region	684	-3	702	+17	602
Latin America (excluding Mexico)	692	-24	906	+5	862
Other markets	752	-16	895	+21	739

World	4,238	-12	4,808	+11	4,350

	Year Ended December 31,
	2009	% change	2008	% change	2007
Units
Western Europe	7,219	-7	7,766	+12	6,953
Germany	2,831	-9	3.099	+11	2,793
Other	4,388	-6	4,667	+12	4,160
NAFTA region	3,899	-44	6,997	+15	6,104
Latin America (excluding Mexico)	16,286	-16	19,467	-3	20,072
Other markets	5,078	-20	6,361	+7	5,920

World	32,482	-20	40,591	+4	39,049

        In 2009, sales of Mercedes-Benz and Setra buses and bus chassis in Western Europe declined 7% as a result of a weakening bus market. The coach and intercity market segments in particular experienced a significant decline in demand as a result of the global economic downturn, while sales of city buses increased 7%.

        In Latin America demand for bus chassis decreased 16% to 16,286 units compared to the high sales volume in 2008.

        Unit sales in the U.S. and Canada increased from 940 units in 2008 to 1,163 units in 2009, primarily as a result of higher unit sales of Orion buses. In Mexico, bus unit sales decreased 55% due to a drop in demand.

        Competition.    Our main competitor in the worldwide bus sector (over 8t GVW) is Volvo. In Western Europe, other major competitors are MAN Commercial Vehicles (MAN, Neoplan), Scania and Irisbus. In South America, our major competitors are Volkswagen and Agrale, although, in addition to Volvo, Scania also competes in that region.

  Distribution

        We distribute our buses through a worldwide distribution and service network.

        In our major Western European markets (excluding Germany), we sell our buses through our own retail network and independent dealers.

        In Germany, we sell our buses through our own wholesale network, and we also own several retail outlets. In some cases we sell our buses also through independent dealers.

        In the United States and Canada, we sell Orion and Setra buses directly to customers. In Mexico we sell buses through independent Mercedes-Benz dealers.

        In other international markets, we sell our buses through independent distributors. If we have a local production company, we sell buses through the sales organization of that company.

  Capital Expenditures; Research and Development

        The table below shows capital expenditures for property, plant and equipment and intangible assets and research and development expenditures of Daimler Buses during each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	88	121	100
Research and development expenditures	212	178	143
thereof: Capitalized development costs	5	1	2

        In 2009, we reduced capital expenditures compared to the prior year, mainly in order to adjust our spending to the overall decline in demand.

        In 2009, research and development expenditures for Daimler Buses went up, primarily due to higher expenditures for successor products for the European markets, activities to meet new emission regulations (Euro VI, EPA 10) and measures to reduce fuel consumption and carbon dioxide emissions (such as hybrid, fuel cell and diesel technology).

Daimler Financial Services

        Our financial services activities, which contributed approximately 15% of our revenue in 2009, consist principally of financing and leasing services supporting our Mercedes-Benz and other vehicle businesses.

        The financial services we offer consist mainly of customized financing and leasing packages for our retail and wholesale customers in the automotive sector. We also provide financing to our dealers for vehicle inventory and property, plant and equipment purchases, and we offer insurance brokerage and fleet management services, including dealer property and casualty insurance. In Germany, we operate a fully licensed bank, the Mercedes-Benz Bank. The Mercedes-Benz Bank offers financial services to our customers and employees in Germany. These services include leasing and sales financing services, car savings plans, credit cards and demand deposit accounts. In addition, the Mercedes-Benz Bank operates branches in Great Britain and Spain to refinance the local dealer portfolios. At December 31, 2009, the Mercedes-Benz Bank held deposits of €12.6 billion.

        We also hold an ownership interest in Toll Collect. In September 2002, our subsidiary Daimler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which we and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and operator of the system. We account for our equity interest in Toll Collect using the equity method of accounting. You can find additional information about Toll Collect under the heading "Off-Balance Sheet Arrangements" in "Item 5. Operating and Financial Review and Prospects," under the heading "Legal Proceedings" in "Item 8. Financial Information" and in Note 27 and 28 to our Consolidated Financial Statements.

  Markets, Sales and Competition

        Revenue of our Daimler Financial Services segment amounted to €12.0 billion in 2009, €12.0 billion in 2008 and €11.0 billion in 2007.

        The following table shows the distribution of revenue derived from our financial services activities by geographic market since 2007:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Western Europe	4,648	4,971	4,773
Germany	2,829	2,659	2,508
Other	1,819	2,312	2,265
NAFTA region	5,954	5,688	5,269
United States	5,394	5,197	4,816
Canada and Mexico	560	491	453
Other markets	1,394	1,305	925

World	11,996	11,964	10,967

        In 2009, we generated approximately 24% of our total financial services business in Germany, 15% in other Western European countries and 50% in the NAFTA region. We discuss period-to-period changes in revenue under the heading "Operating Results" in "Item 5. Operating and Financial Review and Prospects."

        In 2009, new leasing and finance contracts processed by our Daimler Financial Services segment covered 848,142 units with a total value of €25.1 billion. In the prior year, we processed new leasing and finance contracts covering 955,598 units with a total value of €29.5 billion. The total value of leasing and finance contracts at December 31, 2009 was €58.3 billion compared to €63.4 billion at December 31, 2008, an 8% decrease in total contract value. Excluding currency translation effects, our total contract value decreased 9% compared to 2008.

        The average contract balance of contracts entered into during 2009 was €29,554. The average original term of our total portfolio of leasing and finance contracts as of December 31, 2009 was 42 months.

        The following table shows, for our financial services business at December 31, 2009, the number of units covered and the value represented by new leasing and finance contracts as well as the number of units covered and the value represented by all our outstanding leasing and finance contracts, in each case by geographic area and in total.

	Units Covered by New Contracts	Value (€ in millions)	Units Covered by all Contracts	Value (€ in millions)
United States	196,181	6,607	603,287	17,708
Germany	316,491	8,126	748,583	16,137
Canada	24,076	811	69,945	2,002
Mexico	10,462	306	40,065	805
United Kingdom	67,304	1,579	152,057	2,826
France	31,108	814	92,548	1,812
Italy	19,478	450	75,923	1,517
Japan	17,161	715	87,759	2,171
Australia	15,357	506	54,687	1,624
Netherlands	11,193	442	42,357	1,053
Other Countries	139,331	4,710	449,637	10,695

Total	848,142	25,066	2,416,848	58,350

        In the financial services area, our main competitors are leasing and finance subsidiaries of banks and financial institutions and the financial services businesses of other automobile manufacturers to the extent they do not limit their activities to their own automobile brands.

  Capital Expenditures

        The table below shows capital expenditures for property, plant and equipment and intangible assets, which related largely to the acquisition of data processing equipment, and additions to equipment under operating leases of our financial services business during each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Capital expenditures for property, plant and equipment and intangible assets (excluding finance leases)	21	61	53
Equipment on operating leases	4,506	5,390	6,093

SUPPLIES AND RAW MATERIALS

        We conduct our worldwide procurement activities through a global procurement function. We aim to maximize the efficiency of our supply chain by working with first tier suppliers, select sub-suppliers, raw material suppliers, and transportation carriers.

        We manage our current and future supplies and raw material requirements and delivery needs on an ongoing basis in close cooperation with our suppliers and sub-suppliers in order to ensure an adequate supply of parts and components at a competitive price level. For example, in an effort to avoid possible future shortages and further limit price increases, we enter into, or renegotiate as necessary, annual or long-term supply agreements with suppliers. We also purchase certain raw materials or commodities on the spot market and use derivative commodity instruments, to the extent we deem appropriate, to hedge against the price volatility of some precious metals that we use in catalytic converters. We also research the possible use of alternative materials and processes for use in catalytic converters and other components. We have established a corporate commodity risk management committee to provide enhanced control and oversight over our commodity price exposure.

        Prices for most raw materials that we use in manufacturing our products, including steel, aluminum, petroleum-based products and various precious metals, declined in 2008 and in early 2009. Even though some raw material prices increased during the remainder of 2009, prices overall were lower on average compared to 2008, which reduced our material costs in 2009. If the global economy continues to recover in 2010, we expect raw material prices to increase from their current levels.

        In 2009, the intense competition in the automotive industry and significant declines in vehicle sales as a result of the global economic downturn that began in the second half of 2008 and continued widely into 2009 had a significant adverse effect on the financial position of some of our suppliers. As a result, some of our suppliers are in financial distress or are the subject of bankruptcy proceedings. Consistent with general industry practice, we source select parts or components from a single supplier after a technical and commercial verification of the supplier's capability to meet the projected demand. This practice carries the risk of potential production disruption if the supplier is unable to perform its obligations. In order to ensure a reliable supply chain for parts, sub-assemblies and other materials, we provide assistance, including financial assistance, to some of our suppliers. The need for such assistance will likely continue in 2010 and may increase significantly if global economic conditions do not continue to improve. In order to manage supply risks effectively, we have implemented a comprehensive risk management system to identify and mitigate supply risk at an early stage.

        Our financial performance also depends in part on obtaining competitive prices from suppliers. Our ability to achieve further price reductions from suppliers, however, has been limited by a combination of factors, including consolidation among automotive suppliers, the use of a single supplier for certain components, supplier financial difficulties due to the global economic downturn and increasing supplier insolvencies.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

        The automotive industry is subject to extensive government regulation. Laws in various countries regulate the emission levels, fuel economy, noise, and safety of vehicles, as well as the levels of pollutants generated by the plants that produce them. These regulations often impose differing standards and substantial testing and certification requirements. The cost of complying with these varying regulations can be significant. As a result of increased environmental concerns regarding, for example, carbon dioxide emissions, and related government regulation, we have already incurred considerable compliance costs and expect to incur significant additional costs in the future. We recognize, however, that leadership in environmental protection and safety is an increasingly important competitive factor in the marketplace.

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

  •
  Tier 2 standards were phased in over model years 2004 - 2009 and established identical requirements for passenger cars and light trucks.

  •
  Separate standards apply to heavy light-duty trucks (those in excess of 8,500 pound gross vehicle weight) and heavy-duty commercial vehicles. The standards applicable to model years 2007 - 2010 are more stringent than those that apply to model years 2004 - 2006.

  •
  For all heavy-duty commercial vehicles, the EPA has promulgated even more challenging vehicle emission regulations (EPA 10), which will apply to model years from 2011 and beyond.

        California Standards.    The State of California sets its own stringent emission control standards for passenger cars and light-duty trucks.

        The California Air Resources Board (CARB) plans to impose more stringent emission control standards, the "Low Emission Vehicle III" (LEV III) standards. The final standards for passenger cars and light-duty trucks are expected to be completed in 2010, with the phase-in period beginning in 2014. It is anticipated that the new standards will include requirements for an extended warranty on emission control systems, new stringent vehicle testing procedures and extremely low emission targets. If some or all of our Mercedes-Benz passenger cars or light-duty trucks do not meet the new standards at the time of the phase-in, we may be subject to significant penalties or may be unable to sell vehicles that do not comply with the standards. In any event, the costs of complying with the new standards will increase our vehicle costs and the extended warranty will increase our financial exposure.

        California's current LEV II program includes regulations issued by the CARB that require large volume manufacturers to earn an increasing number of zero-emission vehicle (ZEV) credits. There is also an ongoing discussion about future requirements for zero-emission buses (ZEB). We do not expect to become a large volume manufacturer, as defined by the ZEV mandate, before the 2016 model year. In the interim, under the ZEV mandate, we will be treated as an intermediate volume manufacturer which allows us to meet the ZEV requirement with partial zero emission vehicles (PZEVs). Manufacturers may earn ZEV credits by selling vehicles that use various technologies (e.g. electric batteries, hydrogen fuel cells, compressed natural gas, and gasoline/electric hybrids) to limit or eliminate emissions. By 2018, up to 50% of the vehicles we sell in California will require some level of these technologies to meet the ZEV mandate.

        We expect revisions to the ZEV program planned for 2010 to result in a more demanding program requiring passenger vehicle manufacturers to sell in the future fuel cell vehicles, battery electric vehicles and plug-in vehicles in California. The revisions are expected to become effective with the 2015 model year.

        Meeting the California LEV standards and ZEV regulations in future years will require significant progress in the development of engine, exhaust after-treatment, and fuel control technologies. We also expect to continue to incur significant costs in developing low or zero-emission technologies. Compliance with the ZEV regulations could force us to suspend the sale of non-zero-emission vehicles in California or to sell zero-emission vehicles there significantly below cost. Either alternative would have a substantial adverse effect on our profitability and cash flows.

        The federal Clean Air Act permits other states to adopt California standards as an alternative to the EPA's Tier 2 program. To date, fourteen states have adopted the California LEV II standard including Arizona, Connecticut, Florida, Massachusetts, Maine, Maryland, New Jersey, New York, New Mexico, Oregon, Pennsylvania, Rhode Island, Vermont and Washington. All of these states, except Washington and Pennsylvania, have adopted ZEV regulations.

        European Standards.    In 2007, the Commission and the Parliament of the European Union (EU) adopted more stringent emission standards for passenger cars and light commercial vehicles which consist of two phases, Euro 5 and Euro 6. Euro 5 provides for lower emission levels for gasoline and diesel powered vehicles and also extends the manufacturers' responsibility for emission performance to 160,000 kilometers. The primary focus of Euro 6 is to limit further emissions of diesel powered vehicles and bring them down to a level equivalent to gasoline powered vehicles. The phase-in date for the Euro 5 standards was September 1, 2009, and the phase-in date for the Euro 6 standards will be January 1, 2014.

        The EU Commission and the EU Parliament also adopted emission standards for heavy commercial vehicles for model years 2005 through 2007 (Euro IV) and model years 2008 and thereafter (Euro V). In December 2008, the European Parliament agreed on Euro VI standards which require emission limits similar to the limits set by EPA 10 in the United States. The Euro VI standards will apply to new heavy-duty vehicles with a reference weight above 2,610 kilograms beginning on December 31, 2012 and to all heavy-duty vehicles beginning on December 31, 2013. The new standards also extend the manufacturer's responsibility for emission performance to 700,000 kilometers.

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

        In model years 2008-2010, manufacturers may elect to use Unreformed CAFE (i.e., CAFE calculated under the current rule). Manufacturers making that election must meet a fleet-average miles per gallon standard of 22.5 miles per gallon for model year 2008, 23.1 miles per gallon for model year 2009, and 23.5 miles per gallon for model year 2010.

        The NHTSA has also adopted, for the first time, CAFE standards for medium-duty passenger vehicles, which are defined as vehicles with a gross vehicle weight of between 8,501 and 10,000 pounds. This standard will apply beginning with the 2011 model year and will be calculated under the Reformed standard.

        Finally, the NHTSA has modified the definition of light truck. As a result, some of our vehicles that are currently classified as trucks may be re-classified as passenger cars, which would require them to meet a higher CAFE standard.

        In the final CAFE rule for model year 2011, the NHTSA sets the passenger car target to 30.2 miles per gallon and the light truck fleet target to 24.1 miles per gallon, which results in a combined target of 27.3 miles per gallon. Starting with model year 2011, the targets of passenger cars and light trucks are mandatory based on the individual footprint value of the respective vehicle. The footprint value is described by a designated function and is combined to a sales weighted harmonic average passenger car or light truck fleet target. A manufacturer may earn credits by exceeding the set CAFE standards. The carry-forward period is extended to five years and the carry-back period is left at three years. Credits could be traded between the different fleets of an original equipment manufacturer (OEM) and also between different OEMs. Credits earned before 2011 can not be transferred.

        In 2007, the U.S. Energy Independence and Security Act of 2007 (EISA), which imposes even more stringent fuel economy requirements, was enacted. The new legislation requires manufacturers to achieve a fleet-wide average of 35 miles per gallon by 2020 with no exceptions. The legislation extends the credits for automakers producing flex-fuel vehicles through 2019 and gives the agencies the authority to use attribute-based systems when setting vehicle fuel economy standards.

        Although we strive to meet the current and proposed U.S. domestic fleet CAFE standards for both passenger cars and light-duty trucks by introducing additional technological features, we may not have been able to fully meet the current CAFE standards and may not be able to meet future CAFE standards with the U.S. new passenger car and light-duty truck fleets we offer in the United States and may incur fines as a result.

        As part of the EISA, the Department of Transportation (DOT) is required to initiate a National Academy of Science study to investigate technology, costs and other factors that influence the fuel economy of heavy-duty commercial vehicles. The DOT commenced the study in December 2008. It is expected to be completed by March 2010. It is also expected that this study will be used for a future rulemaking initiative by NHTSA that will likely start by the end of 2010.

        In the United States and other countries, there is also political pressure to increase fuel economy standards as a means of reducing carbon dioxide emissions. These emissions are said to contribute to global warming, which is a matter of international concern. Although the United States withdrew from the Kyoto Protocol, it continues to consider ways to achieve reductions in fossil energy use, including the new CAFE standards discussed above. Any of these or other measures could impose significant costs on us or limit the range of products that we are able to offer. In August 2008, in an effort to reduce greenhouse gases, the EPA released a Greenhouse Gas Advanced Notice of Proposed Rulemaking requesting manufacturers to provide information on how greenhouse gas emissions from heavy-duty commercial vehicles could be reduced further.

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

        A coalition of states, cities and environmental groups brought a lawsuit seeking to establish that the EPA is authorized to regulate carbon dioxide emissions and to compel it to do so. The U.S. Supreme Court decided that the EPA's argument that it did not have the authority to regulate greenhouse gases was unfounded. As a consequence, the President of the United States issued an executive order (Executive Order No. 13,432) ordering the EPA to initiate a greenhouse gases rulemaking process. Following the Executive Order, the EPA and the NHTSA issued a joint proposal to establish a new national program to regulate model years 2012 through 2016 passenger cars and light trucks. The NHTSA proposed new CAFE standards for those model years. In addition, the EPA proposed national greenhouse gas (GHG) emission standards to be established under the Clean Air Act. Both standards would require manufacturers to achieve a fleet-wide average of 35.5 miles per gallon (or 250 g/mi of carbon dioxide emissions) by 2016. This accelerates the standard set by EISA, which requires manufactures to achieve a fleet-wide average of 35 miles per gallon by 2020. The EPA and the NHTSA rulemaking is expected to be finalized by April 2010. The EPA standard offers manufacturers greater flexibility than the NHTSA standard to meet the targets by imposing less stringent standards on intermediate volume manufacturers through the 2015 model year and allowing credits for improvements in vehicle air-conditioning systems. As a result, a manufacturer may meet EPA targets but not NHTSA targets. Not meeting CAFE targets may result in substantial fines. In addition, the EPA has the ability under the Clean Air Act to prevent a manufacturer from selling vehicles in the U.S. if the EPA targets are not met.

        Following the U.S. Supreme Court ruling that the EPA has the authority to regulate greenhouse gases, California requested permission from the EPA to set its own state standard. For over thirty years California has requested and always received from the EPA a waiver from the federal regulations allowing it to set state standards concerning pollution emissions. Lawsuits challenging the right of states to regulate fuel economy were filed in state courts.

        On May 18, 2009, the President of the United States signed a memorandum of understanding with ten auto manufacturers including us. The agreement provides for the auto manufacturers to drop all relevant lawsuits concerning fuel economy in return for California not enforcing its state GHG regulation from 2012 through 2016. On June 30, 2009, the EPA granted California a waiver to allow the implementation of their state GHG regulation from 2009 through 2011. We were considered a large volume manufacturer in 2009 and are subject to the state

GHG regulation. We anticipate that we will meet the 2009 targets. Regardless of whether or not we will meet the 2009 targets, we do not expect that civil penalties will be assessed for the 2009 model year. In 2010 and 2011, we anticipate that we will be recognized as an intermediate volume manufacturer, and, therefore, we do not expect to be subject to the state GHG regulation in those years. If, however, California does not recognize us as an intermediate volume manufacturer, we may not achieve the 2010 and 2011 targets, and as a result, California could subject us to fines.

        European Standards.    The European Union (EU) signed and ratified the Kyoto Protocol, pursuant to which it is required to substantially reduce carbon dioxide emissions during years 2008 to 2012. In 1999, the EU entered into a voluntary agreement with the European automotive manufacturers association (ACEA) which establishes an emission target of 140 grams of carbon dioxide per kilometer on average for new passenger cars sold in the European Union in 2008. Based on 1995 levels, that target represents an average reduction in passenger vehicle fuel usage of 25%.

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

        The EU Commission is also considering setting binding carbon dioxide emission targets for vans not registered as passenger cars (so-called "N1-vehicles"). Initial proposals based on the main principles of the passenger car legislation have been presented by the EU Commission.

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

        Other countries.    There is political pressure worldwide to reach national carbon dioxide emission reduction targets. For example, China, Japan and South Korea plan to establish tighter fuel economy standards in 2012 and 2015 to address climate change issues. An increasing number of countries, for example Canada, India and Mexico, also intend to enact fuel economy regulations in the near future.

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

        These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years, the NHTSA has mandated, among other things:

  •
  a system for collecting information relating to vehicle performance and customer complaints to assist in the early identification of potential vehicle defects; and

  •
  enhanced requirements for frontal and side impact, including a lateral pole impact.

        In general, vehicle safety regulations in Canada are similar to those in the United States. Countries in South America and Asia have also established vehicle safety regulations. For example, China has established extensive and complex vehicle certification procedures that became fully applicable in 2009.

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

  •
  The cooling agent currently used in vehicle air conditioning systems may not be used in all new vehicle types beginning in 2011, and will be banned in pre-existing vehicle lines beginning in 2017. Alternative cooling agents will have to be developed, which are expected to result in significantly higher costs;

  •
  The EU Commission has proposed mandating tire pressure monitoring systems in the context of fuel economy legislation;

  •
  The European Parliament adopted the General Safety Regulation mandating active safety systems, such as electronic stability control systems, automated emergency braking systems and lane departure warning systems for heavy-duty commercial vehicles. Implementing measures are currently under development and may be finalized within the timeframe 2010/2011.

        In addition, within the framework of the United Nations Economic Commission for Europe (UNECE), the EU may establish new vehicle safety regulations (for example, regulations regarding head restraints).

Stationary Source Regulation

        Our assembly, manufacturing and other operations in the United States must meet a substantial number of regulatory requirements under various federal and state laws. Together these laws severely restrict airborne and waterborne emissions, discharges of pollutants, and the disposal of wastes from our facilities, as well as the handling of hazardous materials. These requirements may require us to install additional monitoring and other pollution control equipment, which would be costly. Similar requirements apply to our operations outside the U.S.

Other Environmental Matters

        Pollution remediation is a potentially significant issue in Germany at some of our older sites, including manufacturing plants and some of our own service outlets. These remediation issues involve ten principal sites. Our German manufacturing facilities are also subject to significant noise restrictions.

        Pollution remediation is also a potential significant issue for our non-German production companies. In general, estimates of future costs of environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which we may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. We establish provisions for these environmental matters when the loss is probable and reliably estimable. It is possible that final resolution of some of these matters may require us to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that we cannot reliably estimate. Although final resolution of any such matters could have a material effect on our consolidated operating results for the particular reporting period in which an adjustment of the estimated provision is recorded, we believe that any resulting adjustment should not materially affect our consolidated financial position.

        In 2000, the EU Commission issued a directive that requires automobile manufacturers to take back all end-of-life passenger cars (up to 9 seats) and light trucks (up to 3.5t gross vehicle weight) sold after July 1, 2002, and, beginning on January 1, 2007, all end-of-life passenger cars including those sold before July 1, 2002. This directive stipulates that automotive manufacturers incur all, or a significant part of, the costs of recycling these vehicles. The directive affects all end-of-life-vehicles in the EU and imposes additional costs on automobile manufacturers which could be significant. We are committed to reducing the environmental impact of our operations and products beyond currently applicable regulatory requirements where this is technically and financially feasible. Our policy is environmental protection in pursuit of sustainable development. This policy is set forth in our environmental guidelines and designed to minimize further the environmental impact generally associated with the type of manufacturing operations we conduct. We have established environmental management systems in both our plant operations and our development departments that are designed to consider the environmental impact at the planning stage of a new manufacturing process or product. We publish environmental reports summarizing our use of resources and measures we have undertaken to minimize further the environmental impact of our products and operations.

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

DESCRIPTION OF PROPERTY

        We produce vehicles and related components at approximately sixty-five manufacturing facilities worldwide, of which seventeen are located in Germany and sixteen in the United States. Most of the remaining facilities are in Japan, Mexico, France, Spain, Brazil, South Africa and Turkey. We also have other properties, including office buildings, sales and service locations as well as research laboratories, development centers and test tracks. We own most of these facilities, and we believe that they are adequate to meet our needs.

        Our property, plant and equipment includes buildings, technical equipment, and other equipment capitalized under capital lease agreements. For additional information, please refer to Note 10 to our Consolidated Financial Statements.

        We are party to various joint ventures, assembly contracts and other arrangements that allow us to gain access to additional production capacity, utilize our plants more efficiently or gain access to new geographic markets. For example, we have joint ventures in China for the production and distribution of Mercedes-Benz passenger cars and vans and, in January 2009, we signed a cooperation agreement to form a joint venture in China for the production of medium- and heavy-duty trucks. This joint venture remains subject to approval by the Chinese authorities. We also have arrangements with third parties to assemble some of our vehicles at facilities in Austria. Pursuant to an agreement with Volkswagen, we assemble a Volkswagen van at our German plants.

        In October 2008, we entered into a contract with the Ministry for National Development and Economy of the Republic of Hungary to establish a production plant for Mercedes-Benz passenger cars in Kecskemèt, Hungary. We estimate total expenditures for this investment to be approximately €0.8 billion. We plan to complete construction of the plant and start production in 2013.

        There has been significant production overcapacity in the worldwide automotive industry for some time, which has become even more pronounced as a result of the global economic downturn. This overcapacity threatens the continued profitability of many manufacturers. As part of our strategic planning and operations, we monitor our production capacity in relation to developing and anticipated industry changes and market conditions. As these conditions fluctuate, we adjust our capacity by opening, closing, selling, expanding, or downsizing production facilities, or by adding or eliminating work shifts. For example, in 2008 and 2009, we adopted wide-ranging plans to optimize and reposition the business operations of our subsidiaries Daimler Trucks North America (DTNA) and Mitsubishi Fuso Truck and Bus Corporation (MFTBC), including the shutdown of select manufacturing plants. In response to decreasing unit sales, we also reached agreements with the works councils of all of our manufacturing plants in Germany to reduce the number of hours worked per week (Kurzarbeit) during 2009 by the workers in those plants. In the first two quarters of 2010, we plan to continue the Kurzarbeit regime in select German manufacturing plants and we may continue that regime, or even expand it to include other plants, if economic conditions remain weak or deteriorate further. For more information on the plans to optimize and reposition the business operations of DTNA and MFTBC, please refer to "Description of Business Segments — Daimler Trucks" in "Item 4. Information on the Company." For more information on the temporary work hour adjustments, please refer to "Employees and Labor Relations" in "Item 6. Directors, Senior Management and Employees."

Item 4A. Unresolved Staff Comments

        None.

Item 5. Operating and Financial Review and Prospects.

INTRODUCTION

Cautionary Statement Regarding Forward-Looking Statements

        This document contains forward-looking statements that reflect our current views about future events. We use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions to identify forward-looking statements. These statements are subject to many risks and uncertainties, including:

  •
  a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies;

  •
  a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility;

  •
  changes in currency exchange rates or interest rates;

  •
  our ability to continue to offer fuel-efficient and environmentally friendly products;

  •
  a permanent shift in consumer preference towards smaller, lower margin vehicles;

  •
  the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices;

  •
  price increases in fuel, raw materials and precious metals;

  •
  disruption of production due to shortages of materials, labor strikes, or supplier insolvencies;

  •
  a further decline in resale prices of used vehicles;

  •
  the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia;

  •
  the business outlook of companies in which we hold an equity interest, most notably the European Aeronautic Defence and Space Company EADS N.V. (EADS);

  •
  changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety;

  •
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

        On August 3, 2007, we transferred an 80.1% controlling interest in the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) to a subsidiary of Cerberus. As a result of that transaction, revenue and operating results of the Chrysler activities from January 1, 2007 to August 3, 2007 are included in the line item "Net profit (loss) from discontinued operations" in our consolidated statements of income (loss). We do not include amounts relating to discontinued operations in our segment reporting. Following the consummation of the transaction, we de-recognized the assets and liabilities of the Chrysler activities on August 3, 2007. For further information, please refer to Notes 2 and 31 to our Consolidated Financial Statements.

        In June 2009, based on a binding term sheet signed in April 2009, we entered into a redemption agreement regarding our remaining 19.9% non-controlling equity interest in Chrysler Holding LLC. As a result of the redemption, Daimler no longer holds an equity interest in Chrysler Holding LLC or any of its subsidiaries and all Daimler designees resigned from the board of Chrysler Holding LLC and the boards of any of its subsidiaries. Please also refer to the discussion under the heading "Material Contracts" in "Item 10. Additional Information." For additional information on the effect of the redemption on our Consolidated Financial Statements, please refer to the discussion below under the heading "Operating Results" and to Note 2 to our Consolidated Financial Statements.

        From August 4, 2007 through the date of redemption on June 3, 2009, we accounted for our non-controlling equity interest in Chrysler Holding LLC with a three-month time lag using the equity method of accounting. During that period we included our proportionate share of the consolidated results of Chrysler Holding LLC in the reconciliation from total segment EBIT to Group EBIT.

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

        Fluctuations in the exchange rates of the U.S. dollar, the British pound, the Japanese yen, the Chinese yuan and other world currencies against the euro also expose our international business operations and, consequently, our reported financial results and cash flows to transaction risk. This transaction risk exposure affects primarily our Mercedes-Benz Cars segment, which generates a significant portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. Our Daimler Trucks segment is also subject to transaction risk, but only to a minor degree due to its global production network. Mercedes-Benz Vans and Daimler Buses are also directly exposed to transaction risk, but only to a smaller degree compared to the Mercedes-Benz Cars segment. In addition, we have some indirect transaction risk exposure through our equity method investments, most importantly our equity interest in EADS. In 2009, 2008 and 2007, currency effects, including effects from currency translation, operating business transactions and hedging activities, negatively affected our operating results.

        Please refer to the description under the heading "Exchange Rate Risk" in "Item 11. Quantitative and Qualitative Disclosures about Market Risks" and to Note 30 to our Consolidated Financial Statements for additional information on our currency translation risk and transaction risk exposures.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        Please refer to Note 1 to our Consolidated Financial Statements for a description of our significant accounting policies and new accounting pronouncements that we had not yet adopted by December 31, 2009.

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

Recovery of Carrying Amount of Equipment on Operating Leases

        We own equipment, primarily passenger cars, trucks, vans, and buses, that we lease to customers under operating leases. At December 31, 2009 and December 31, 2008, the total carrying value of this equipment was €18.5 billion and €18.7 billion, respectively. Of the carrying amount of total equipment on operating leases as of December 31, 2009 and December 31, 2008, approximately 48% and 55%, respectively, are included in the assets of our Daimler Financial Services segment, approximately 37% and 28%, respectively, are included in the segment assets of Mercedes-Benz Cars, approximately 7% and 8%, respectively, are included in the Daimler Trucks segment assets, approximately 5% and 6%, respectively, are included in the segment assets of Mercedes-Benz Vans, and approximately 3% and 3%, respectively, are included in the assets of Daimler Buses.

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

        It is our accounting policy to re-evaluate our estimates frequently and to consider, at least quarterly, our estimates of residual value and our ability to recover the carrying value of our investment in equipment on operating leases. We determine the recoverable amount for an individual leased asset as the present value of the amount that we expect to derive from the lease and the ultimate sale of the leased asset. If, as a result of our evaluation, we conclude that the estimated residual value of the leased asset is lower than our previous estimate, we adjust depreciation prospectively to compensate for the expected shortfall, assuming we can still recover our investment. If the carrying value exceeds the recoverable amount, we record an impairment charge equal to the excess of the carrying value over the recoverable amount.

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

        If economic conditions deteriorate in our primary markets, resale prices of used vehicles and, correspondingly, the residual values of our leased equipment may experience downward pressure. If used vehicle resale prices decline, our future operating results are likely to be adversely affected by impairment charges or by increases in depreciation expense resulting from reductions in our residual value estimates.

        Aside from the risk of collecting the monthly lease payments (credit risk), which primarily resides with our Daimler Financial Services segment, the vehicle segment that manufactured the leased equipment carries most of the residual value risk associated with our operating leases pursuant to a risk sharing agreement between it and our Daimler Financial Services segment. The terms of the risk sharing arrangements vary by segment and geographic region.

        We record expenses arising from changes in estimates of residual values in the line item "Cost of sales" in our statements of income (loss). The recognition of impairment charges and increases in depreciation expense do not immediately affect our reported cash flows, although cash flows of future periods may be lower than previously anticipated due to lower proceeds from the eventual resale of the equipment. The rate of recovery of the carrying value of our investments in equipment on operating leases depends on the timing and amount of operating lease payments we collect from our customers and the proceeds we derive from the sale of the vehicle when the lease matures. To the extent the value of used vehicles decreases, we will realize less cash proceeds from sales of those vehicles at the end of the lease term. In addition, inability of our customers to make their monthly lease payments could also adversely affect our liquidity and capital resources.

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

        We consider the allowance for credit losses to be adequate based on information currently available and several assumptions, including the following average credit loss rates for our entire financing and leasing portfolio at December 31, 2009: 0.7% for the Mercedes-Benz Cars segment, 1.4% for the Daimler Trucks segment, 0.7% for the Mercedes-Benz Vans segment and 0.2% for our Daimler Buses segment. However, additional provisions may be necessary if:

  (1)
  actual credit losses exceed our estimates and assumptions about credit losses and collateral values; or

  (2)
  changes in economic and other events and conditions adversely impact our estimates.

        Future credit losses may exceed current estimates, especially if economic conditions worsen in our primary markets. In addition, if economic conditions worsen, resale prices of used vehicles and, correspondingly, the collateral value of our Daimler Financial Services segment's sales financing and finance lease receivables may experience downward pressure. If these factors require a significant increase in the allowance for credit losses, it would negatively affect our Daimler Financial Services segment's and the Group's future operating results.

        We are also exposed to residual value risk with respect to our finance lease receivables.

        At December 31, 2009, the sales financing and finance lease receivables shown in our consolidated balance sheet totaled €38.5 billion compared to €42.4 billion at December 31, 2008.

        The allowance for credit losses associated with sales financing and finance lease receivables at December 31, 2009 amounted to €1.2 billion (December 31, 2008: €0.9 billion). Cost of Sales in our consolidated statements of income (loss) for each of 2009, 2008 and 2007 include charges, net of reversals, of €0.7 billion, €0.6 billion and €0.3 billion, respectively, resulting from adjustments in the allowance for credit losses. The total expense relating to impairment losses on receivables from financial services amounted to €0.9 billion in 2009 (2008: €0.7 billion; 2007: €0.5 billion).

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

Provisions for Product Warranties

        We generally provide warranties on our products which cover a variety of manufacturing and other defects. We provide product warranties for specific periods of time and/or usage of the product, and the warranties vary depending upon the type of product, the geographic location of its sale and other factors. The provisions for product warranties cover, for example, our various contractual warranty programs, "goodwill" coverage, recall campaigns and buy-backs which could result from regulatory requirements. Our product warranties are generally consistent with commercial practices within the automotive industry. We record a provision for the expected cost of warranty related claims when we sell the product to a third party, when we initiate a new warranty program, or upon lease inception. The amount of the provisions for product warranties, which is included in the balance sheet line item "Provisions for other risks," with a corresponding charge included as a component of "Cost of sales" of our continuing operations in the statements of income (loss), reflects our estimate of the expected future costs of fulfilling our obligations under the respective warranty plans. In addition, we state our provisions for product warranty at present value using a discount rate, which we determine quarterly. Our warranty provisions affect all our vehicle businesses. At December 31, 2009 and December 31, 2008, our total accrued liabilities for product warranties were €5.5 billion and €5.9 billion, respectively.

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

Pension Benefits

        As more fully described in Note 21 to our Consolidated Financial Statements, we provide pension benefits to substantially all of our employees. Most of our pension benefit plans are defined benefit plans. Since the end of 2008, the majority of the active employees are entitled to pay-related defined pension benefits. Under these plans, employees earn benefits for each year of service. The benefits earned per year of service are based on the salary level and age of the respective employee. In contrast, our defined contribution pension plans specify the nature and amount of contributions we will make to the plans, not the amount of benefits that will be paid to participants.

        We make contributions (cash or other assets) to our pension benefit plans from time to time to satisfy minimum funding requirements under applicable laws or otherwise to be able to pay our obligations with respect to such benefits as they become due. These contributions are invested by the plans as described below. We actuarially determine our net pension benefit cost and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions which primarily vary according to the economic conditions in the country in which the pension plans are situated.

        At December 31, 2009, the present value of our defined pension benefit obligations exceeded the present value of plan assets on the Group level, which represents the"underfunded status" of our plans, by €5.9 billion. For the year ended December 31, 2009, total net pension benefit cost was €0.5 billion. We estimate that our total net pension benefit cost will increase by €0.1 billion in 2010.

        We determine our net pension benefit costs at the beginning of each calendar year based on various assumptions and data updates in actuarial models that measure pension benefit cost and plan assets and liabilities. Actual results usually differ from our assumptions due to changing economic and other factors, resulting in actuarial gains or losses. In accordance with IFRS, we accumulate these actuarial gains and losses, but do not immediately recognize them in our consolidated financial statements. Rather, we record the amortization of any such unrecognized cumulative actuarial gains and losses in our financial statements in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the current year if unrecognized gains and losses in the prior year exceeded ten percent of the greater of (1) the defined pension benefit obligation under the relevant plan or (2) the fair value of the plan assets. If either of these tests is satisfied, the amortization amount we recognize is equal to the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the relevant plan. Prior service costs resulting from retrospective plan amendments are immediately recognized in our consolidated statements of income (loss) if the underlying benefits are vested. If the benefits are not yet vested, prior service costs are instead amortized on a straight-line basis over the average remaining period until the benefits become vested.

        The two most critical assumptions affecting the calculations of net pension benefit cost and defined pension benefit obligations are the discount rates and expected long-term rate of return on plan assets. We evaluate these critical assumptions at least annually on a plan- and country-specific basis. Other assumptions, if they are part of the benefit formula, such as retirement age, mortality rates, employee turnover rates, and long-term compensation rates, are evaluated also annually and updated to reflect actual historical experience and future expectations.

  Discount rate

        For each year we calculate the present value of future cash outflows arising from our defined pension benefit plans using a discount rate. We determine the discount rates for our defined pension benefit plans as of December 31 (the measurement date) of the relevant year based on market yields of high-quality corporate bonds with terms and amounts of payments comparable to the terms and amounts of our projected pension payments. A lower discount rate increases the present value of defined benefit obligations.

        In order to reflect decreases in yields on European corporate bonds in 2009, we decreased the discount rate for all significant German pension plans from a weighted average 5.9% as of December 31, 2008, to 5.3% as of December 31, 2009. For all significant non-German plans, we increased the weighted-average discount rate slightly from 5.0% as of December 31, 2008, to 5.1% as of December 31, 2009.

  Expected rate of long-term return on plan assets

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

        The actual and expected rates of return on German and significant non-German plan assets for 2009, 2008, 2007 and 2006, were as follows:

	Rates of Return — German Plans		Rates of Return — non-German Plans
	Actual	Expected	Actual	Expected
2009	5.1%	6.5%	13.6%	7.2%
2008	(22.8)%	6.5%	(19.9)%	7.3%
2007	5.5%	7.5%	9.8%	8.5%
2006	9.5%	7.5%	15.6%	8.5%

        For 2010, the expected rates of return on plan assets are 5.5% for German plans and 7.2% for significant non-German plans.

  Sensitivity Analysis

        The following table shows the effect on the funded status of our pension benefit obligations of assumed changes in the actual rate of return on plan assets and the discount rate at December 31, 2009:

(€ in millions)
2009 actual return on plan assets +/- 5 percentage points	+/-501
2009 discount rate +/- 25 basis points	+/-532

        In addition to the estimated increase in our total net pension benefit cost of €0.1 billion in 2010, the following table shows the effect on our 2010 net pension benefit cost (before income tax benefits) of assumed changes in the discount rate and the expected long-term rate of return on plan assets:

(€ in millions)
2009 discount rate +/- 25 basis points	+/-33
2009 expected long-term rate of return on plan assets +/- 50 basis points	+/-51

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

Useful lives of property, plant and equipment

        We depreciate the cost of our long-lived assets using a systematic and rational allocation method over the period during which the long-lived assets are expected to provide benefits (useful life), taking into consideration any expected salvage value. Our total depreciation for property, plant and equipment from continuing operations in 2009 and 2008 was €2.4 billion and €2.2 billion, respectively.

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

Impairment of Cash Generating Units and Equity Method Investments

        According to the requirements of IAS 36, we test the carrying amounts of the assets of our cash-generating units at least once a year. These assets include goodwill, capitalized development costs for projects which have not yet been completed, property, plant and equipment and intangible assets with a definite useful life. In addition, we may be required to test the assets of a cash-generating unit for impairment if there is an indication that its assets have been impaired.

        Whenever we test the respective cash-generating unit for impairment, we have to determine the recoverable amount. Impairment reviews are based on the most current projections of future cash flows which we use to manage and control our businesses. The most significant judgments in determining recoverable amounts are the assumptions and estimates used to determine cash inflows and outflows (for example, retail prices, sales volume and production costs) generated by the respective cash generating unit, the number of years on which the cash flow projections are based, the terminal value and the discount rate used to calculate the present value of the recoverable amounts.

        With respect to our equity method investments, we evaluate the recoverable amounts of these investments when there is objective evidence that our investments are impaired. Examples of such objective evidence that an investment may be impaired include, but are not necessarily limited to, significant financial difficulty of an investee or, in the case of publicly traded equity securities of an investee, a significant or prolonged decline of the fair value of the investment, based on the quoted stock price.

        When objective evidence of a potential impairment is present, we evaluate the recoverable amount of the equity method investment by comparing the carrying amount of the investment to the higher of the estimated fair value or value in use. We believe that the determination of the recoverable amount of our significant equity method investments is a critical accounting estimate because the determination involves significant judgment regarding the future business prospects of these investments. We record an impairment charge on an equity method investment if the recoverable amount is below the carrying amount of the investment. At December 31, 2009, our investments accounted for using the equity method amounted to €4.3 billion compared to €4.2 billion at December 31, 2008. Based on the carrying amount, the most significant investments we recorded at December 31, 2009 relate to our investments in EADS (€3.1 billion) and Tognum (€0.7 billion).

        Since the carrying amounts of our intangible assets and other assets tested for impairment within our cash generating units and our equity method investments are significant, an impairment charge could in either case be material to our operating results in the year the impairment charge is recorded.

        With respect to our accounting policies regarding the measurement of equipment under operating lease and sales financing and finance lease receivables, please refer to the respective accounting policies above.

OPERATING RESULTS

        At the beginning of 2009, we made some changes to our segment reporting. We now separately present the business activities of Mercedes-Benz Vans and Daimler Buses, which we previously reported as part of Vans, Buses, Other. We include our other business interests which we previously reported as part of Vans, Buses, Other, consisting primarily of our equity investments in EADS and Tognum, in our reconciliation from total segment EBIT to Group EBIT, together with corporate items and eliminations of intersegment transactions. We have adjusted 2008 and 2007 figures to reflect this change in segment reporting. From August 4, 2007 through June 3, 2009, the date of redemption of our remaining non-controlling equity interest in Chrysler Holding LLC, the reconciliation from total segment EBIT to Group EBIT also included our proportionate share in the results of Chrysler Holding and other Chrysler-related gains and losses. For further information, please refer to the discussion under the heading "Introduction" in "Item 4. Information on the Company." Following the adjustment of our segment reporting, we now report five segments: (1) Mercedes-Benz Cars, (2) Daimler Trucks, (3) Mercedes-Benz Vans, (4) Daimler Buses and (5) Daimler Financial Services.

        In May 2008, the IASB published Improvements to IFRS which included an amendment to IAS 16 "Property, Plant and Equipment." Pursuant to this amendment, proceeds from the sale of assets held for rental that occur in the ordinary course of activities must be recognized as revenue. We have applied the revised standard since January 1, 2009 and have adjusted the 2008 and 2007 revenue and cost of sales figures in the discussion below to make them comparable.

Information about EBIT

        We measure the performance of our operating segments through a measure of segment profit (loss) which we refer to as "EBIT" in our management and reporting system.

        EBIT comprises gross profit; selling and general administrative expenses; research and non-capitalized development costs; other operating income and expense; our share of profit (loss) from investments accounted for using the equity method, net; and other financial income (expense), net. The segment information presented below does not include amounts relating to discontinued operations and prior period figures of reported segments reflect the activities of continuing businesses only.

        Our consolidated EBIT is the sum of the EBITs of our segments, adjusted for reconciling items. Reconciling items include, as described above, gains and losses from our other business interests not allocated to one of our reportable segments (primarily EADS and, through June 3, 2009, Chrysler), elimination entries made in the context of consolidation, and corporate items which are not part of, or allocated to, any of our segments. Please also refer to Note 31 to our Consolidated Financial Statements for information on how we determine EBIT.

Overview of Business Segment Revenue and EBIT

        You should read the following discussion in conjunction with Notes 1 and 31 to our Consolidated Financial Statements and the discussions under the headings "Critical Accounting Policies" in this Item 5 and "Risk Factors" in "Item 3. Key Information."

        The following table presents revenue and EBIT for each of our five segments during the last three fiscal years.

	Year Ended December 31, (€ in millions)
	2009		2008		2007
	Revenue	EBIT[1]	Revenue	EBIT[1]	Revenue	EBIT[1]
Mercedes-Benz Cars	41,318	(500)	47,772	2,117	52,430	4,753
Daimler Trucks	18,360	(1,001)	28,572	1,607	28,466	2,121
Mercedes-Benz Vans	6,215	26	9,479	818	9,341	571
Daimler Buses	4,238	183	4,808	406	4,350	308
Daimler Financial Services	11,996	9	11,964	677	10,967	630
Total Segment revenue and EBIT	82,127	(1,283)	102,595	5,625	105,554	8,383
Reconciliation	(3,203)	(230)	(4,126)	(2,895)	(3,985)	327

Total	78,924	(1,513)	98,469	2,730	101,569	8,710

1
EBIT includes expenses from compounding of provisions (2009: €1,003 million; 2008: €429 million; 2007: €444 million).

        The segment discussions below describe in more detail the specific factors which affected segment EBIT.

        We computed the percentages in the following discussion using exact euro amounts and numbers. Some of those percentages may, therefore, not reflect the ratio between the rounded amounts presented below.

2009 Compared With 2008

Daimler Group

  Revenue

        Group revenue decreased 20% from €98.5 billion in 2008 to €78.9 billion in 2009, primarily as a result of lower unit sales of all our vehicle segments, partially offset by currency translation and transaction effects. You can find further details on the development of revenue of each segment in the segment discussions below.

  Cost of Sales

        Cost of sales was €65.6 billion in 2009 compared to €76.9 billion in 2008, a 15% decrease. Cost of sales developed in line with revenue. Cost savings achieved through permanent and temporary cost reductions, including personnel costs, and efficiency improvements, significantly contributed to adjusting cost of sales in line with the drop in revenue. The gross margin, which is gross profit (revenue minus cost of sales) divided by revenue, fell from 21.9% in 2008 to 16.9% in 2009.

  Selling expenses

        Selling expenses decreased from €9.2 billion to €7.6 billion in 2009, primarily as a result of lower unit sales due to the economic downturn. Despite a number of steps taken to reduce costs and increase efficiency, selling expenses as a percentage of revenue were slightly higher than in the prior year (9.6% in 2009 compared to 9.3% in 2008).

  General administrative expenses

        General administrative expenses declined 20% to €3.3 billion (2008: €4.1 billion). The decline was primarily the result of strict cost management. As a percentage of revenue, general administrative expenses amounted to 4.2%, the same as in the prior year.

  Research and non-capitalized development expenses

        Research and non-capitalized development expenses were €2.9 billion in 2009 compared to €3.1 billion in 2008. The reduction in these expenses partially reflects lower personnel and material expenses as a result of cost-cutting actions. Research and non-capitalized development expenses as a percentage of revenue were 3.7% in 2009 compared to 3.1% in 2008. The Group's total research and development spending, including both capitalized and expensed items, decreased by €0.2 billion (2009: €4.2 billion; 2008: €4.4 billion).

  Other operating income and expense

        Other operating income was €0.7 billion compared to €1.2 billion in 2008. In 2009, other operating income included a €0.1 billion refund of social security contributions as a result of reduced work hour arrangements at our production plants in Germany. Other operating income in 2008 included a gain of €0.4 billion realized on the sale of our real estate properties at Potsdamer Platz.

        Other operating expense reached €0.5 billion, the same level as in the prior year. For additional information on the composition of other operating income and expense, please refer to Note 5 to our Consolidated Financial Statements.

  Share of profit (loss) from investments accounted for using the equity method

        In 2009, our share of profit (loss) from investments accounted for using the equity method amounted to a net profit of €0.1 billion (2008: a net loss of €1.0 billion). The year-to-year improvement mainly reflects the fact that our 2008 share was burdened by a proportionate loss of €1.4 billion relating to Chrysler. Our proportionate share in the net results of EADS decreased from a profit share of €0.2 billion in 2008 to a profit share of €0.1 billion in 2009.

  Other financial income (expense), net

        Other financial expense, net, declined from €2.2 billion in 2008 to €1.3 billion in 2009. In 2009, other financial expense included €0.3 billion of expenses related to agreements entered into in the context of the disposal of our remaining 19.9% interest in Chrysler and charges arising from a decrease in discount rates for discounting non-current provisions. Other financial expense in 2008 reflected charges of €1.7 billion arising from the impairment of loans extended to Chrysler entities and other Chrysler-related assets.

  Interest income (expense), net

        In 2009, we had interest expense, net, of €0.8 billion compared to interest income, net, of €0.1 billion in 2008. The main reason for the change was the fact that we maintained higher gross liquidity and increased our financing liabilities. In 2009, interest income derived from investments was significantly lower than in 2008, while refinancing costs went up as a result of higher risk premiums on borrowings, primarily in the first half of the year. Lower expected returns on pension plan assets also reduced the net interest result.

  Income tax expense

        Income tax expense amounted to €0.3 billion in 2009 compared to €1.1 billion in 2008. We computed income tax expense in 2009 based on a pre-tax loss of €2.3 billion and in 2008 based on pre-tax income of €2.8 billion. The effective tax rate was -15% in 2009 and 39% in 2008.

        The negative effective tax rate in 2009 was mainly the result of impairments recognized on deferred tax assets at non-German subsidiaries and additional tax expense arising from tax assessments and re-evaluations of tax provisions regarding prior years. The impairments and the additional tax expense offset the tax benefit resulting from our pre-tax loss.

        The effective tax rate in 2008 was approximately 9% higher than the expected tax rate. This was partially the result of impairments recognized on deferred tax assets at non-German subsidiaries. In addition, pre-tax income in 2008 included losses related to our investments in Chrysler, not all of which were tax deductible. For further information on income taxes, please refer to Note 8 to our Consolidated Financial Statements.

  Net profit (loss) from continuing operations

        In 2009, we had a net loss from continuing operations of €2.6 billion compared to a net profit of €1.7 billion in 2008. The change is primarily a reflection of a significant drop in EBIT (2009: €(1.5) billion; 2008: €2.7 billion).

  Net profit (loss)

        In 2009, we had a net loss of €2.6 billion compared to net profit of €1.4 billion in 2008. These amounts include a net loss attributable to the shareholders of Daimler AG (excluding minority interests) of €2.6 billion in 2009 and a net profit of €1.3 billion in 2008. Basic and diluted earnings per share in 2009, for losses attributable to shareholders of Daimler AG, amounted to €(2.63) and €(2.63), respectively, compared to basic and diluted profit per share of €1.41 and €1.40, respectively, in 2008.

  Group EBIT

        In 2009, we recorded Group EBIT of €(1.5) billion compared to €2.7 billion in 2008.

        The main reason for the decline was a significant drop in revenue due to markedly lower unit sales in all vehicle segments as a result of the global economic downturn. Cost savings achieved through permanent and temporary cost reductions and efficiency improvements realized through ongoing optimization programs could only partially compensate for the drop in revenue.

        EBIT in 2009 was also negatively affected by charges related to the realignment and repositioning of the business operations of our subsidiaries Mitsubishi Fuso Truck and Bus Corporation (€0.2 billion) and Daimler Trucks North America (€0.1 billion), expenses relating to the sale of non-automotive assets subject to finance leases and the valuation of such assets currently available for sale (€0.1 billion), additional expenses arising from agreements entered into in the context of the disposal of our remaining 19.9% equity interest in Chrysler (€0.3 billion), and, to a lesser degree, currency effects. In addition, lower interest rates for discounting non-current provisions (€0.4 billion) and a significantly higher annual contribution to the German Pension Protection Association (€0.2 billion) contributed to the drop in EBIT.

        EBIT in 2008 reflected losses and impairment charges of €3.2 billion related to our investments in Chrysler, impairment charges recognized on the reassessment of residual values (€0.5 billion), and expenses for the repositioning of Daimler Trucks North America (€0.2 billion). Gains from the sale of our real estate properties at Potsdamer Platz (€0.4 billion), the transfer of EADS shares (€0.1 billion), and an amendment of a defined pension benefit plan (€0.1 billion) had a positive effect on Group EBIT in 2008.

        The table above shows the business segment contributions to Group EBIT and the reconciliation from segment EBIT to Group EBIT.

  EBIT Reconciliation

        Reconciliation from total segment EBIT to Group EBIT in 2009 primarily reflects Chrysler-related expenses. As a result of agreements entered into in 2009 among Daimler, Chrysler, Cerberus and the Pension Benefit Guaranty Corporation in the context of the disposal of our remaining 19.9% equity interest in Chrysler, we incurred total expenses of €0.4 billion, partially offset by gains resulting from the legal transfer of Chrysler's international sales activities to Chrysler LLC and valuation adjustments regarding Chrysler-related assets (a total of €0.1 billion). For additional information regarding our investment in Chrysler and the related transactions, please refer to Note 2 to our Consolidated Financial Statements. In 2008, Group EBIT was impacted by losses and impairment charges of €3.2 billion related to our investments in Chrysler. On the plus side, we recorded a gain in 2008 of €0.4 billion on the sale of our real estate properties at Potsdamer Platz.

        The reconciliation to Group EBIT also includes our proportionate share in EADS's net results, which amounted to €0.1 billion in 2009 compared to €0.2 billion in 2008. The lower earnings contribution in 2009 was partially the result of negative currency effects. In 2008, we realized a gain of €0.1 billion from the transfer of EADS shares.

        In connection with recent developments in the negotiations regarding EADS's A400M military transporter program, EADS announced on February 17, 2010 that it will update the A400M provision in its 2009 consolidated financial statements. This update will require certain critical assumptions and financial assessments to be made which were not finalized when our supervisory board approved Daimler's 2009 Consolidated Financial Statements on March 1, 2010. Any future increase in that provision would negatively affect EADS's actual 2009 results and would also negatively affect Daimler's proportionate share in EADS's results which will be reflected in Daimler's consolidated interim financial statements for the first three months of 2010. The resolution of this matter could have a material negative effect on Daimler's earnings in the first quarter of 2010.

        The reconciliation further reflects corporate expenses of €0.2 billion (2008: €0.4 billion) and eliminations of transactions within the Group (2009: income of 0.2 billion; 2008: income of €10 million). Corporate expenses in both years include expenses arising from workforce reductions in the Group's administrative functions and expenses incurred in connection with legal proceedings that were not attributable to our segments.

Segment Discussions

  Mercedes-Benz Cars

        In 2009, both revenue and unit sales of our Mercedes-Benz Cars segment were 14% lower than in 2008. Revenue decreased from €47.8 billion in 2008 to €41.3 billion in 2009, while total unit sales fell to 1,093,905 units compared to 1,273,013 units in 2008. The decrease in revenue and unit sales primarily reflects the decline in demand caused by the global economic downturn. Sales of the S-Class (including Maybach) were 39% lower in 2009 compared to 2008, and sales of our C-Class declined 28%, partially as a result of strong price competition in that segment, but also due to the repositioning of the CLK coupe as an E-Class coupe in May 2009. Sales of the A-/B-Classes went down 14% compared to 2008, while unit sales of smart at 113,937 were 18% lower than in 2008. A 23% increase in unit sales of the E-Class as a result of the full availability of the new models of the E-Class sedan, coupe and station wagon (since March, May and November 2009, respectively) and a 4% increase in unit sales of the ML-/R-/G-/GL-/GLK-Classes to 167,153 vehicles due to the first time full availability (since the end of 2008) of the all new GLK-Class somewhat softened the impact of the sales declines experienced by our other vehicle classes.

        In Germany, 2009 revenue of Mercedes-Benz Cars was 11% lower than in 2008, while unit sales declined 10%. With revenue of €11.0 billion, Germany continues to be the most important market for our Mercedes-Benz Cars segment, representing 27% of the segment's worldwide revenue and 27% of total unit sales. In the other Western European countries, revenue of Mercedes-Benz Cars decreased 20% from €13.4 billion in 2008 to €10.7 billion in 2009. Overall unit sales in those countries were down 19%.

        In the United States, unit sales in 2009 were down 19% compared to 2008, while revenue declined 21% from €8.6 billion in 2008 to €6.8 billion in 2009. Revenues in China increased significantly by 29% to €4.1 billion in 2009 as a result of solid economic growth and resulting high demand for our passenger cars. In the rest of Asia (excluding China), revenue went down 16% compared to the prior year, reaching €3.7 billion in 2009, and unit sales declined 25%. The smaller decline in revenue was due to a more favorable model mix, especially increased demand for the new E-Class models, improved net pricing, and higher option equipment rates.

        In 2009, EBIT of our Mercedes-Benz Cars segment was €(0.5) billion compared to €2.1 billion in 2008. The segment's return on sales (calculated as EBIT divided by revenue) was (1.2)% (2008: 4.4%). The sharp drop in earnings was primarily due to significantly weaker demand for cars and the resulting drop in unit sales and a less favorable product mix notwithstanding higher sales of the new E-Class models. The continued intense competition and pricing pressure in most of our primary sales markets and expenses incurred for research and development work to reduce CO2 emissions of our vehicles further burdened 2009 EBIT. In addition, we incurred expenses of €0.1 billion as a result of an agreement with McLaren Group Ltd. to change the form of our cooperation. Please refer to Note 34 to our Consolidated Financial Statements for further information. We also incurred charges in 2009 of €0.1 billion in connection with residual-value guarantees provided to our dealers. The positive impact of cost savings achieved through permanent and temporary cost reductions, efficiency improvements, the reassessment of product related provisions, and lower prices for raw materials and, to a smaller degree, favorable hedging rates could only partially compensate for the significant drop in revenue.

        In 2008, impairment charges of €0.5 billion related to the reassessment of residual values of leased vehicles negatively affected EBIT, while an amendment of a defined benefit plan resulted in past service income (before income taxes) of €0.1 billion.

  Daimler Trucks

        Revenue of our Daimler Trucks segment was €18.4 billion in 2009, a 36% decline compared to 2008. The drop in unit sales, from 472,074 units in 2008 to 259,328 in 2009, was even more pronounced at 45%. The large decline in unit sales was mainly the result of significant sales declines in Western Europe, the NAFTA region, the Middle East, Eastern Europe and Latin America. We also had large sales declines in Japan and Indonesia, which are key markets for our subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC). The disproportionately smaller decrease in revenue was primarily due to the fact that in almost all of our main markets revenue derived from vehicle maintenance and spare parts sales was not as strongly affected by the global economic downturn as vehicle unit sales. Currency translation effects also had a positive impact on revenue.

        In the NAFTA region, revenue went down 28% from €6.7 billion in 2008 to €4.8 billion in 2009, while total unit sales declined 37% from 97,313 to 61,700 units. The drop in unit sales mainly reflects a further decline in demand in the United States commercial vehicle markets due to weak economic conditions. Revenue generated in the United States represents 21% of total 2009 revenue achieved by our Daimler Trucks segment. The disproportionate development of revenue and unit sales in the NAFTA region was the result of favorable currency translation effects and the fact that revenue derived from our spare parts and vehicle maintenance business did not decline at the same rate as revenue from vehicle sales.

        In Germany, revenue of Daimler Trucks decreased 35% from €5.7 billion to €3.7 billion. Unit sales were down 40%, from 41,597 in 2008 to 24,951 units in 2009. Revenue in Western Europe (excluding Germany) decreased 46% from €4.0 billion to €2.2 billion in 2009, while unit sales fell 57%, from 45,145 in 2008 to 19,335 units in 2009. Revenue generated in Germany and in the remaining Western European market represent 20%, and 12%, respectively, of the segment's worldwide revenue.

        Sales in Asia (including Australia and the Middle East) decreased 44% from 164,765 vehicles in 2008 to 92,998 in 2009, while revenue was down 31% at €4.2 billion in 2009 (2008: €6.1 billion). Lower unit sales in almost all Asian markets, but mainly in the Middle East, Japan and Indonesia, led to this development. Revenue in Asia decreased at a lower rate than unit sales, mainly due to currency translation effects. Revenue generated in Asia represents 23% of total 2009 revenue achieved by Daimler Trucks worldwide. Unit sales in Japan, which consisted primarily of sales by MFTBC, declined 45% from 42,035 in 2008 to 23,102 units in 2009, while revenue decreased 22% from €3.1 to €2.4 billion. The declines in unit sales and revenue generally reflect the continuing weakness of the Japanese economy and a recognizable trend of persistently lower truck demand in Japan. The disproportionately smaller decrease in revenue was primarily the result of the appreciation of the Japanese yen against the euro and the fact that revenues derived from our spare parts and vehicle maintenance businesses did not decline at the same rate as revenue from vehicle sales.

        In Latin America, unit sales were 37% lower in 2009 compared to 2008 (37,069 units and 58,951 units, respectively). Revenue in that region decreased 32% from €3.0 billion in 2008 to €2.1 billion in 2009. The somewhat smaller decrease in revenue was due to a more favorable product mix.

        With EBIT of €(1.0) billion and a return on sales (calculated as EBIT divided by revenue) of (5.5)%, the results posted by the Daimler Trucks segment were significantly below the prior year (EBIT of €1.6 billion and return on sales of 5.6%). Lower unit sales of trucks caused by a drop in global demand for transportation services had a substantial negative effect on earnings in 2009. In addition, unfavorable shifts in market and product mix also had a negative effect on 2009 EBIT. Charges of €0.2 billion in connection with the plan presented in May 2009 regarding a comprehensive repositioning of the business operations of MFTBC and charges of €0.1 billion (2008: €0.2 billion) relating to actions initiated in the prior year with respect to the repositioning of Daimler Trucks North America also contributed to the drop in EBIT. Positive effects on earnings in 2009 resulted from the adjustment of personnel expenses and further efficiency improvements.

  Mercedes-Benz Vans

        Primarily as a result of the global economic downturn, revenue and unit sales of our Mercedes-Benz Vans segment decreased significantly. Compared to revenue of €9.5 billion in 2008, revenue in 2009 fell 34% to €6.2 billion. Revenue in 2009 includes €0.6 billion from the production of a van for Volkswagen (2008: €0.9 billion). Worldwide unit sales of Mercedes-Benz Vans decreased 42% from 287,198 units in 2008 to 165,576 units in 2009. The sales of the vans produced for Volkswagen are not included in the unit sales of Mercedes-Benz Vans.

        In Germany, revenue of Mercedes-Benz Vans decreased 22% from €3.6 billion in 2008 to €2.8 billion in 2009 while unit sales decreased 21% from 74,036 units in 2008 to 58,185 units in 2009. Revenue in Western Europe (excluding Germany) decreased 40% from €3.7 billion in 2008 to €2.2 billion in 2009, and unit sales in that region decreased 47%, from 133,101 units in 2008 to 69,949 units in 2009. Revenue generated in Germany and in the remaining Western European markets represent 45% and 36%, respectively, of the segment's worldwide revenue in 2009.

        In the NAFTA region revenue dropped sharply from €0.5 billion in 2008 to €0.1 billion in 2009, a decline of 79%. Unit sales decreased at an even higher rate of 88%, from 21,487 units in 2008 to 2,591 units in 2009. The discontinuation of a general distributor arrangement with Chrysler regarding the distribution of our vans and, to a lesser degree, a decline in demand due to economic conditions were the primary contributors to this decline. The disproportionately smaller decline in revenue was due to improved pricing and the fact that revenues derived from our spare parts and vehicle maintenance businesses did not decline at the same rate as revenue from vehicle sales.

        In 2009, the Mercedes-Benz Vans segment recorded EBIT of €26 million compared to prior year EBIT of €0.8 billion. The segment's return on sales (calculated as EBIT divided by revenue) was 0.4%, compared to 8.6% in 2008. Significantly lower unit sales in all geographic markets as a result of general economic conditions were largely responsible for this development. Although Mercedes-Benz Vans implemented extensive countermeasures, these measures only partially moderated the decline in earnings.

  Daimler Buses

        Revenue of our Daimler Buses segment decreased 12% from €4.8 billion in 2008 to €4.2 billion in 2009.

        Worldwide unit sales reached 32,482 units, a 20% decline compared to the high sales level in 2008 (40,591 units). The disproportionately smaller decrease in revenue was primarily the result of a comparatively smaller decline in unit sales of complete buses in the European bus markets.

        In Western Europe, revenue decreased 8% from € 2.3 billion in 2008 to €2.1 billion in 2009. Revenue in Germany, our home market, fell 4% to €1 billion. As a result of the weakening bus markets in Western Europe, unit sales decreased 7% to 7,219 units in 2009 (2008: unit sales of 7,766), while unit sales in Germany declined 9% to 2,831 units in 2009. Especially unit sales of coaches were affected by weaker market conditions, while unit sales of city buses increased 7% compared to the prior year. Revenue in Western Europe represents 50% of total 2009 revenue of Daimler Buses.

        In Latin America, revenue decreased from €0.9 billion in 2008 to €0.7 billion in 2009 after a strong revenue development in 2008, mainly reflecting the lower market demand in that region. Sales of chassis decreased by 16% from 19,467 units in 2008 to 16,286 units in 2009.

        In the NAFTA region, revenue decreased 3% to €0.7 billion in 2009 and unit sales went down 44% from 6,997 units in 2008 to 3,899 units in 2009. Revenue in the United States and Canada increased from €0.4 billion in 2008 to €0.5 billion in 2009, primarily as a result of higher unit sales of Orion buses, including a significant number of hybrid models. In Mexico, revenue went down 46% due to a significant drop in unit sales from 6,057 units in 2008 to 2,736 units in 2009 as a result of general economic conditions.

        Daimler Buses achieved EBIT of €0.2 billion, representing a return on sales (calculated as EBIT divided by revenue) of 4.3% despite the worldwide economic crisis (2008: EBIT of €0.4 billion and return on sales of 8.4%). Earnings decreased primarily due to lower unit sales, reflecting the general market development. In addition, higher research and development expenses and unfavourable hedging rates further burdened EBIT in 2009, partially offset by efficiency improvements.

  Daimler Financial Services

        In 2009, revenue of our Daimler Financial Services segment amounted to €12.0 billion, approximately the same level as in 2008. Revenue in 2009 reflects favorable currency translation effects and a €0.1 billion increase in revenue derived from the resale of vehicles coming off lease.

        Revenue derived from activities of our Daimler Financial Services segment in the NAFTA region (including Capital Services USA) was €6.0 billion, representing 50% of total segment revenue in 2009, which is comparable to last year's share of 48%. In Germany, Daimler Financial Services achieved revenue of €2.8 billion, or 24% of total revenue, compared to €2.7 billion, or 22% of total revenue, in 2008. Revenue derived from financial services activities in Western Europe (excluding Germany) amounted to €1.8 billion, or 15% of total revenue, compared to €2.3 billion, or 19% of total revenue, in 2008.

        In 2009, the Daimler Financial Services segment originated new leasing and finance contracts with a total value of €25.1 billion compared to €29.5 billion in 2008, a 15% decrease. At December 31, 2009, our Daimler Financial Services segment managed a portfolio of leasing and finance contracts of €58.3 billion, an 8% decrease over the comparable portfolio of €63.4 billion managed at December 31, 2008. Excluding currency translation effects, the portfolio value in 2009 was 9% lower than in the prior year. The decline in new leasing and finance contracts and the lower portfolio value primarily reflect the decrease in unit sales in all our vehicle segments.

        In 2009, Daimler Financial Services had EBIT of €9 million (2008: €0.7 billion). The negative earnings trend was primarily the result of increased cost of credit risk. The decline in 2009 EBIT also reflects charges of €0.1 billion relating to the sale of non-automotive assets subject to finance leases and the valuation of such assets currently available for sale. Efficiency improvements had a positive effect on EBIT in 2009.

2008 Compared With 2007

Daimler Group

  Revenue

        Group revenue in 2008 was €98.5 billion, 3.1% lower than in the prior year (2007: €101.6 billion). Further details on the development of revenue for each segment are provided under the segment discussions below.

  Cost of sales

        Cost of sales was €76.9 billion in 2008 compared to €77.6 billion in 2007, a 0.9% decrease. The decrease in cost of sales, which was less than the decrease in revenue, is mainly the result of lower sales of passenger cars, lower expenses due to efficiency gains and currency translation effects. The gross margin decreased from 23.6% in 2007 to 21.9% in 2008.

  Selling expenses

        Selling expenses increased from €9.0 billion in 2007 to €9.2 billion in 2008. As a percentage of revenue, selling expenses represented 9.3% in 2008 compared to 8.8% in 2007. The increase is partially a reflection of impairments recognized on trade receivables and expenses relating to the measures initiated in 2008 to optimize and strengthen the business operations of Daimler Trucks North America (€0.1 billion).

  General administrative expenses

        General administrative expenses increased 2.5% to €4.1 billion (2007: €4.0 billion). This increase was primarily due to expenses relating to the measures initiated in 2008 to optimize and strengthen the business operations of Daimler Trucks North America (€0.1 billion). Higher expenses for consulting and IT services were compensated by cost savings achieved through ongoing efficiency programs. As a percentage of revenue, general administrative expenses were 4.2%, an increase of 0.2%, mainly due to lower revenue in 2008.

  Research and non-capitalized development costs

        Research and non-capitalized development expenses amounted to €3.1 billion in 2008 (2007: €3.2 billion), or 3.1% as a percentage of revenue in 2008 and 2007. The Group's total research and development spending, however, including both capitalized and expensed items, increased considerably over last year (2008: €4.4 billion; 2007: €4.1 billion).

  Other operating income and expense

        Other operating income increased to €1.2 billion (2007: €0.7 billion), of which €0.4 billion relate to gains realized in 2008 on the sale of our real estate properties at Potsdamer Platz. In 2007, other operating income included a gain of €0.1 billion from the sale of real estate.

        Other operating expense decreased to €0.5 billion (2007: €0.7 billion). We had lower expenses in connection with legal proceedings in 2008.

        You can find further details about the composition of other operating income and other operating expense in Note 5 to our Consolidated Financial Statements.

  Share of profit (loss) from investments accounted for using the equity method, net

        In 2008, our share of profit (loss) from investments accounted for using the equity method was a net loss of €1.0 billion (2007: a net profit of €1.1 billion). The main reason for the sharp decline was our proportionate share in the net loss of Chrysler (2008: a net loss of €1.4 billion; 2007: a net loss of €0.4 billion). The decrease was also partially due to the fact that 2007 included significantly higher gains in connection with the transfer of portions of our equity interest in EADS (2008: €0.1 billion; 2007: €1.5 billion). Our proportionate share in the net profit of EADS improved to €0.2 billion in 2008 (2007: €13 million).

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

        The decrease in Group EBIT was mainly the result of losses and impairment charges totalling €3.2 billion related to our investments in Chrysler and weaker operating results of Mercedes-Benz Cars and, to a lesser extent, Daimler Trucks. The decrease in EBIT was also partially due to the fact that 2007 EBIT included significantly higher gains in connection with the transfer of portions of our equity interest in EADS (2008: €0.1 billion; 2007: €1.6 billion). Daimler Financial Services, the Mercedes-Benz Vans segment and the Daimler Buses segment all achieved higher operating results than in the prior year.

        The table above shows the business segment contributions to Group EBIT and the reconciliation from segment EBIT to Group EBIT.

  EBIT Reconciliation

        Reconciliation from total segment EBIT to Group EBIT in 2008 included our proportionate share in EADS's net results which had a positive effect on 2008 Group EBIT of €0.2 billion (2007: €13 million). The year-to-year increase in EADS's results was primarily due to the fact that EADS's 2007 results were burdened with higher expenses in connection with the Power8 restructuring program and delivery delays for the Airbus A400M. The reconciliation to 2008 Group EBIT also included a gain of €0.1 billion from the sale of EADS shares, while the reconciliation to 2007 Group EBIT included a gain of €1.6 billion related to the transfer of portions of our equity interest in EADS. Our 19.9% share in Chrysler's net loss reduced Group EBIT by €1.4 billion in 2008. In 2007, our proportionate share in the results of Chrysler Holding LLC was a loss of €0.4 billion. In 2008, we also recorded charges of €1.8 billion as a result of the impairment of loans and other assets relating to Chrysler. For additional information regarding our investment in Chrysler, please refer to Note 2 to our Consolidated Financial Statements. The reconciliation to 2008 Group EBIT further included a gain of €0.4 billion from the sale of the Group's real estate properties at Potsdamer Platz.

        In addition, the reconciliation from total segment EBIT to 2008 Group EBIT includes corporate expenses of €0.4 billion, compared to €0.9 billion in the prior year, and eliminations of transactions within the Group (2008: income of €10 million; 2007: income of €35 million). Corporate expenses in both years mainly related to expenses arising from workforce reductions in the Group's administrative functions (New Management Model) and expenses incurred in connection with legal proceedings that were not attributable to the segments.

Segment Discussions

  Mercedes-Benz Cars

        Revenue of the Mercedes-Benz Cars segment decreased 9% from €52.4 billion in 2007 to €47.8 billion in 2008, while total unit sales went down 2% from 1,293,184 units to 1,273,013 units in 2008. The decrease in revenue primarily reflects weaker unit sales in all classes except the C-Class and the smart which, after the overall drop-off in demand that began in the third quarter of 2008, could no longer compensate for the sales declines in the other classes. The disproportionate development of revenue and unit sales was in part the result of a shift towards smaller vehicles in most markets. Currency effects and, to a lesser degree, increased price competition also contributed to the decline in revenue. Unit sales of the E-Class declined 25%, in part because this model is approaching the end of its life cycle. Sales of the S-Class (including Maybach) were 13% lower than the 2007 level, sales of the ML-/R-/G-/GL-/GLK- Classes declined 10% in 2008 compared to 2007, and sales of the A-/B- Classes went down 9%. Strong sales performance of the C-Class sedan and station wagon launched in 2007 resulted in a 16% increase in C-Class unit sales. Unit sales of smart at 138,957 were 35% higher in 2008 than in 2007 (103,068), in part due to the introduction of the new smart fortwo in the U.S. market.

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

  Mercedes-Benz Vans

        Revenue of our Mercedes-Benz Vans segment increased from €9.3 billion in 2007 to €9.5 billion in 2008, a 1% increase. Revenue in each of 2008 and 2007 includes €0.9 billion from the production of a van for Volkswagen.

        Worldwide unit sales of Mercedes-Benz Vans decreased 1% from 289,073 units in 2007 to 287,198 units in 2008. The sales of the vans produced for Volkswagen are not included in the unit sales of Mercedes-Benz Vans.

        In Germany, revenue of Mercedes-Benz Vans increased 5% from €3.5 billion in 2007 to €3.6 billion in 2008. Unit sales went up 1% from 73,262 units in 2007 to 74,036 units in 2008. Revenue in Western Europe (excluding Germany) decreased 2% from €3.8 billion in 2007 to €3.7 billion in 2008. Unit sales in that region at 133,101 units were close to the prior year volume (2007: 132.550 units). Revenue achieved in Germany and in the remaining Western European markets represent 38%, and 39%, respectively, of the segment's total 2008 revenue.

        In the NAFTA region revenue decreased by 17% from €0.6 billion in 2007 to €0.5 billion in 2008. Unit sales also decreased by 25% from 28,476 units in 2007 to 21,487 units in 2008. The decrease in revenue was partially offset by price increases which we implemented to compensate for an unfavorable exchange rate development.

        Our Mercedes-Benz Vans segment was able to improve its operating results as a result of strong revenue over the year as a whole, although market conditions deteriorated towards the end of the year. In 2008, Mercedes-Benz Vans had an EBIT improvement of 43% (2008: EBIT of €0.8 billion; 2007: EBIT of €0.6 billion) and returns on sales of 8.6% and 6.1%, respectively.

  Daimler Buses

        Daimler Buses recorded an 11% improvement in revenue from €4.4 billion in 2007 to €4.8 billion in 2008.

        Worldwide unit sales went up 4% from 39,049 units in 2007 to 40,591 units in 2008. The disproportionate development of revenue and unit sales was primarily the result of increased sales of high-end buses and coaches in Western Europe.

        Revenue in Western Europe increased 7% from €2.1 billion in 2007 to €2.3 billion in 2008, while unit sales in that region increased 12% to 7,766 buses and coaches in 2008 compared to 6,953 units in 2007, mainly as a result of a higher share of complete buses. Revenue in Western Europe represented 48% of worldwide 2008 revenue achieved by the Daimler Buses segment. Revenue in Germany, our home market, increased 12% to €1 billion and unit sales went up 11% to 3,099 units compared to 2,793 in 2007.

        In Latin America (excluding Mexico), revenue increased 5% to €0.9 billion in 2008. Sales of bus chassis in that region, however, decreased by 3% from 20,072 units in 2007 to 19,467 units in 2008.

        In the NAFTA region, revenue showed different developments. Revenue from the sale of Orion buses and Setra coaches in North America increased from €0.3 billion in 2007 to €0.4 billion in 2008, an increase of 14%. This increase was mainly the result of higher sales of Orion buses. In Mexico, revenue increased 20% due to higher unit sales (6,057 units in 2008 compared to 5,317 units in 2007).

        Our Daimler Buses segment was able to improve its operating results from EBIT of €0.3 billion in 2007 to €0.4 billion in 2008. Returns on sales were 8.4% in 2008 and 7.1% in 2007, respectively.

  Daimler Financial Services

        Revenue of our Daimler Financial Services segment increased from €11.0 billion in 2007 to €12.0 billion in 2008, a 9% improvement. This increase was primarily the result of a larger portfolio of leasing and finance contracts in 2008, partially offset by currency translation effects.

        Activities of our Daimler Financial Services segment in the NAFTA region (including Capital Services USA) contributed €5.7 billion, or 48%, of total segment revenue in 2008, which is in line with last year's level of 48%. Revenue generated in Germany was €2.7 billion, or 22%, of total revenue compared to €2.5 billion, or 23%, of total revenue in 2007. Revenue derived from financial services activities in Western Europe (excluding Germany) amounted to €2.3 billion, or 19%, of total revenue compared to €2.3 billion, or 21%, in 2007.

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

LIQUIDITY AND CAPITAL RESOURCES

        Due to the financial crisis which continued into 2009, we increased our liquidity in 2009 and maintained it at a conservative high level. We continued to have adequate access to capital markets and credit from financial institutions in 2009. We faced somewhat higher borrowing costs when we accessed the capital markets in the early part of the year, but our borrowing costs decreased again over the course of the year. In case of a renewed negative trend in the financial markets, we could be faced with a renewed increase in borrowing costs and lower funding flexibility. In particular, this could negatively affect the competitiveness and profitability of our financial services business or even result in a limitation of the financial services we offer, thereby negatively affecting our vehicle sales.

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

        In 2009, our main sources of cash were operations, the capital markets and external borrowings from financial institutions. We also used increased cash deposits at the Mercedes-Benz Bank and, to a lesser degree, the sale of finance receivables in securitization transactions as further funding sources. For further information on the sale of finance receivables, please refer to the discussion below under the heading "Analysis of Cash Flow Statement" and to Note 23 to our Consolidated Financial Statements.

        We used the funds raised in 2009 primarily to finance our lease and sales financing business and to meet the capital expenditure requirements of our industrial businesses. We typically finance our lease and sales financing activities with a high proportion of debt.

        In the ordinary course of our business we issue bonds and commercial paper, execute securitization transactions or borrow money from financial institutions in various currencies to cover our funding needs. The high borrowing costs we faced at the beginning of 2009 as a result of the tight credit markets decreased over the course of the year as the markets improved.

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term obligations. Liquid financial assets consist of cash and cash equivalents as well as short-term securities, such as money market investments.

        The following table shows our liquid financial assets as of the end of each of the last three years:

	December 31,
	2009	2008	2007
	(€ in billions)
Cash and cash equivalents with an original maturity of three months or less	9.8	6.9	15.6
Securities and other liquid assets	6.3	1.1	1.5

Liquidity	16.1	8.0	17.1

        In light of the financial crisis we increased our liquidity in 2009 and maintained it at a conservative high level. For a description of the factors contributing to this increase, please refer to the discussion of the year-to-year development of our cash flows presented below. Total liquidity in 2007 was significantly higher due to payments received in the context of the transfer of a majority interest in the Chrysler activities.

        We hold our liquidity primarily in euros and U.S. dollars. As of December 31, 2009, euro denominated liquid assets represented 69% and U.S. dollar denominated liquid assets represented 19% of total liquid financial assets. Liquid financial assets as a whole were 12.5% of total assets compared to 6.1% at the end of 2008.

        As a result of the global operations of our lease and sales financing business and our automotive businesses, we are exposed to risks associated with fluctuations in foreign currency exchange rates and interest rates, which may adversely affect our businesses, operations and reported financial results and cash flows. We manage these risks primarily by matching the terms and source of the funding with our funding needs where appropriate and to a lesser degree by hedging through derivative financial instruments, primarily interest rate swaps and cross currency interest rate swaps. For information about our market risk exposure, including risks associated with currency exchange rates and interest rates, and our related hedging activities, please refer to "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and to Note 30 to our Consolidated Financial Statements.

Analysis of Cash Flow Statement

        In May 2008, the IASB published Improvements to IFRS which included an amendment to IAS 16 "Property, Plant and Equipment." Pursuant to this amendment, proceeds from the sale of assets held for rental that occur in the ordinary course of activities must be recognized as revenue. Cash flows resulting from these sales must be shown under cash flows from operating activities in accordance with an amendment to IAS 7 "Statement of Cash Flows." As a result of these changes, cash flows from vehicles on operating leases of our Daimler Financial Services business are now presented in the cash flow statement in "Cash provided by (used for) operating activities" together with the cash flows from vehicles on operating leases of our industrial business. To the same extent "Cash provided by (used for) investing activities" changed in the opposite direction due to this reclassification. In connection with the mandatory reclassification, we also decided to reclassify changes in receivables from financial services from "Cash provided by (used for) investing activities" to "Cash provided by (used for) operating activities." With this additional reclassification we harmonized the presentation of the entire sales financing and leasing business in our consolidated statements of cash flows within "Cash provided by (used for) operating activities."

        We have applied these mandatory and voluntary reclassifications as of January 1, 2009 and have adjusted 2008 and 2007 cash flow figures and the related discussions below to reflect these changes.

	December 31,
	2009	2008	2007
	(€ in billions)
Net cash provided by operating activities	10,961	(786)	7,146
thereof from discontinued operations	—	—	1,593
Net cash provided by (used for) investing activities	(8,950)	(4,812)	26,479
thereof from discontinued operations	—	—	(1,404)
Net cash provided by (used for) financing activities	1,057	(2,915)	(25,204)
thereof from discontinued operations	—	—	(2,655)

        Our cash flow statement includes the Chrysler activities only from January 1, 2007 through August 3, 2007. Accordingly, the discussion below comparing cash flow in 2008 and 2007 reflects cash flow effects arising from the Chrysler automotive activities and the related Chrysler financial services business in the NAFTA region only for that period.

  2009 compared to 2008

        Cash provided by operating activities in 2009 was €11.0 billion, €11.8 billion above the 2008 level of €(0.8) billion. The following factors primarily contributed to this increase:

  •
  a decrease of €5.1 billion in inventories and the balance of trade receivables and trade liabilities compared to an increase of €3.9 billion in 2008; and

  •
  a decrease of €4.9 billion in equipment on operating leases and receivables from our Financial Services Business compared to a €2.4 billion increase in 2008, primarily due to a decline in new leasing and financing contracts as a consequence of lower unit sales of the automotive segments; and

  •
  lower income taxes paid in 2009 (€0.4 billion) compared to 2008 (€0.9 billion);

        The positive factors described above were partially offset by:

  •
  lower earnings before interest and taxes in 2009, especially at our segments Mercedes-Benz Cars and Daimler Trucks;

  •
  higher contributions to our pension and other post-retirement benefit funds (€0.6 billion in 2009 compared to €0.1 billion in 2008);

  •
  a €0.5 billion increase in net interest payments in the industrial business. The main reason for the change was the fact that we maintained higher gross liquidity and increased our financing liabilities. In 2009, interest income derived from investments was significantly lower than in 2008, while refinancing costs went up as a result of higher risk premiums on borrowings, primarily in the first half of the year.

        Cash used for investing activities was €9.0 billion in 2009 compared to €4.8 billion in 2008. This change is mostly due to net cash outflows from the acquisition and sale of securities of €5.4 billion in 2009 compared to a net cash inflow of €0.2 billion in 2008. This increase of net cash outflows was partially offset by lower expenditures for intangible assets and property, plant and equipment.

        The 2008 figures also reflect cash outflows for the acquisition of shares in Tognum (€0.7 billion) and Kamaz (€0.2 billion), including amounts related to separately identifiable intangible assets, and from the drawdown by a subsidiary of Chrysler Holding LLC of US$1.5 billion (€1.0 billion) of second lien loans committed by Daimler in 2007 in connection with the transfer of a majority interest in the Chrysler activities. These outflows were largely offset by the proceeds from the sale of real-estate properties at Potsdamer Platz and from the transfer of EADS shares, which were €1.3 billion and €0.4 billion, respectively.

        Cash provided by financing activities was €1.1 billion in 2009, compared to cash used for financing activities of €2.9 billion in 2008. This development was primarily due to the capital contribution of €1.95 billion from Aabar Investments PJSC in March 2009 and cash outflows in 2008 in connection with our share buy-back programs (€4.2 billion). In addition, dividend payments decreased from €2.0 billion in 2008 to €0.7 billion in 2009. These factors were partially offset by a net cash outflow in 2009 from the net repayment of borrowings (€0.2 billion). Repayments of borrowings more than offset an increase in customer deposits at the Mercedes-Benz Bank (€6.6 billion). In 2008, we had a net cash inflow from borrowings of €3.2 billion.

        Cash and cash equivalents with an original maturity of three months or less increased by €2.9 billion from €6.9 billion in 2008 to €9.8 billion in 2009.

        Total liquidity, which includes cash and cash equivalents and long-term investments and securities, increased from €8.0 billion in 2008 to €16.1 billion in 2009. This development is in line with our intent to maintain a conservative high level of liquidity.

  2008 compared to 2007

        Cash used by operating activities in 2008 was €(0.8) billion, €7.9 billion below the 2007 level of €7.1 billion. The following factors primarily contributed to this decrease:

  •
  lower earnings before interest and taxes in 2008, especially at our Mercedes-Benz Cars segment;

  •
  an increase of €3.9 billion in inventories and the balance of trade receivables and trade liabilities compared to an increase of €1.3 billion in 2007.

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

        Cash provided by operating activities in 2007 included €1.6 billion attributable to discontinued operations, primarily the Chrysler Financial Services business through August 3, 2007.

        Cash used for investing activities was €4.8 billion in 2008 compared to cash provided by investing activities of €26.5 billion in 2007. This change is mostly due to:

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

  •
  the drawdown by a subsidiary of Chrysler Holding LLC in 2008 of US$1.5 billion (€1.0 billion) of second lien loans committed by Daimler in 2007 in connection with the transfer of a majority interest in the Chrysler activities; and

  •
  cash outflows in 2008 for the acquisition of shares in Tognum (€0.7 billion) and Kamaz (€0.2 billion), including amounts related to separately identifiable intangible assets.

        The factors described above were partially offset by:

  •
  lower expenditures for property, plant and equipment, solely attributable to the inclusion in 2007 of the Chrysler activities; and

  •
  the inclusion of proceeds from the sale of real-estate properties at Potsdamer Platz in 2008 (€1.3 billion) , while cash provided by investing activities in 2007 included proceeds from the sale of properties at Mitsubishi Fuso Truck and Bus Company (€1.0 billion).

        Cash provided by investing activities in 2007 included a cash outflow of €1.4 billion attributable to discontinued operations.

        Cash used for financing activities was €2.9 billion in 2008, compared to cash used for financing activities of €25.2 billion in 2007. This development was due to increased borrowings as a result of lower cash provided by operating activities and less cash provided by investing activities. These factors were partially offset by increased cash outflows in connection with our share buy-back programs (2008: €4.2 billion; 2007: €3.5 billion) and the fact that 2007 included cash inflows in connection with the exercise of stock options (€1.6 billion).

        Cash used for financing activities in the year 2007 included €2.7 billion of cash used for financing activities attributable to discontinued operations.

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

  Financing Liabilities

        The following table presents the carrying values of our primary financing instruments, which are notes and bonds, commercial paper, borrowings from financial institutions, and deposits from our direct banking business which we conduct through the Mercedes-Benz Bank in Germany, as of December 31, 2009 and 2008:

	December 31,
	2009	2008
	(€ in billions)
Notes and bonds	30.1	34.1
Commercial paper	0.2	2.3
Liabilities to financial institutions	13.0	14.6
Deposits from direct banking business	12.6	6.0

        As of December 31, 2009, the breakdown by currency of the financing liabilities presented in the table above was as follows: 45% in euros, 30% in U.S. dollars, 4% in Japanese yen, 3% in Canadian dollars and 3% in British pounds. In most cases, our subsidiaries borrow money in their functional currency. As of December 31, 2009, the aggregate borrowing rate of the financing liabilities presented in the table above was 4.42%, and approximately 68% of these financing liabilities were at fixed rates.

        In both 2009 and 2008, we sold receivables in asset-backed security (ABS) transactions, which under IFRS are accounted for as secured borrowings. As of December 31, 2009 and December 31, 2008, these transactions resulted in financing liabilities of €1.3 billion and €0.7 billion, respectively. These liabilities are not included in the above table.

        Our total financing liabilities, which include liabilities from ABS transactions and finance lease transactions, amounted to €58.3 billion at December 31, 2009 compared to €58.6 billion at December 31, 2008. Of our total financing liabilities at December 31, 2009, €25.0 billion were due within one year. Our total financing liabilities represented 45% of total equity and liabilities in 2009 and 44% in 2008.

        We typically finance our lease and sales financing activities with a high proportion of debt. As of December 31, 2009, the total carrying amount of equipment on operating leases and receivables from our financial services business amounted to €57.0 billion, compared to €61.1 billion at the end of 2008.

        In the Euro-Market we have a €35 billion Euro-Medium Term Note Program, permitting Daimler AG and several of its subsidiaries to issue notes and bonds. Of this program, €12.4 billion remained unused as of February 15, 2010.

        In Japan, Daimler AG has a JPY500 billion debt securities Shelf Registration Statement on file with the Ministry of Finance, of which JPY456.5 billion remained unused as of February 15, 2010.

        In South Africa we have a ZAR18 billion Medium Term Note Program, permitting Mercedes-Benz South Africa (Proprietary) Limited to issue notes. Of this program, ZAR9.8 billion remained unused as of February 15, 2010.

        In Mexico we have a MXN6 billion Short and Long-Term Revolving Bonds Program, permitting Daimler México, S.A. de C.V. to issue notes and commercial paper. Of this program, MXN3.6 billion remained unused as of February 15, 2010.

        The weighted average interest rate payable under notes and bonds we held as of December 31, 2009, was 4.66%. The weighted average interest rate payable under the deposits from the direct banking business as of December 31, 2009, was 3.24%.

  Commercial Paper Programs

        We have a €10 billion multi-currency commercial paper program in the Euro-Market of which €10 billion was unused as of February 15, 2010. In addition, we have US$3 billion and AUS$1 billion commercial paper programs of which US$3 billion and AUS$1 billion, respectively, remained unused as of February 15, 2010.

        The weighted average interest rate payable under commercial paper we had outstanding as of December 31, 2009 was 6.48%.

  Credit Lines

        At December 31, 2009 and December 31, 2008, we had short- and long-term credit lines available of €21.1 billion and €22.7 billion, respectively, of which €8.0 billion and €8.5 billion, respectively, were unused as of such dates. The weighted average interest rate payable under the lines of credit available to us as of December 31, 2009 was 5.04%. These credit lines include a syndicated US$4.9 billion credit facility of Daimler AG. This facility will mature in December 2011. In October 2009, the Group successfully replaced a maturing €3 billion 364-day facility with a €3 billion 2-year-credit-facility with a syndicate of international banks. These facilities serve as a back-up for commercial paper drawings and provide funds for general corporate purposes. At the end of 2009, both facilities remained unused.

        Included in the borrowings from financial institutions are loans of approximately €0.1 billion from the European Investment Bank (EIB) which contain a rating trigger. If any two of the rating agencies Standard & Poor's Rating Services, Moody's Investor Service and Fitch Ratings assign a BBB/Baa2 rating to our senior unsecured long-term debt, or any one of these three rating agencies assigns a rating lower than BBB/Baa2 to our senior unsecured long-term debt, or all rating agencies cease to publish any rating in respect of our long-term senior unsecured debt, then EIB has the right to demand collateralization of its loans after consulting with us. For information about our current short-term and long-term debt ratings, see the discussion below under the heading "Credit Ratings."

        For additional information regarding our liquidity, please refer to the discussion under the subheading "Liquidity Risk" in Note 30 to our Consolidated Financial Statements.

  Credit Ratings

        Standard & Poor's Ratings Services (S&P), Moody's Investors Service, Inc. (Moody's), Fitch Ratings Ltd. (Fitch) and DBRS rate our commercial paper (short-term) and our senior unsecured long-term debt (long-term). Our current ratings are as follows:

	S&P	Moody's	Fitch	DBRS
Short-term debt	A-2	P-2	F2	R-1(low)
Long-term debt	BBB+	A3	BBB+	A (low)

        Debt ratings are assessments by the rating agencies of the credit risk associated with us and are based on information provided by us or other sources. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

        S&P ratings.    On February 27, 2009, S&P revised its outlook on Daimler AG to negative from stable in light of the rapid weakening of most global automotive and commercial vehicle markets. On June 18, 2009, our long-term corporate credit rating was lowered to BBB+ from A- with a negative outlook. The downgrade reflected a negative revision of S&P's financial forecast for Daimler, in light of the weak conditions and prospects in the global automotive and truck markets, and weak reported company performance. The A-2 short-term rating was affirmed.

        Moody's ratings.    On February 18, 2009, Moody's affirmed Daimler's A3 long-term and Prime-2 short-term ratings and changed the outlook on the ratings to negative from stable. The negative outlook reflected the more severe decline of Daimler's key markets than Moody's had previously anticipated, both in terms of magnitude and pace, which, according to Moody's, also resulted in a significant deterioration of the company's profitability and cash generation.

        Fitch ratings.    On January 29, 2009, Fitch downgraded Daimler AG's long-term issuer default rating to BBB+ from A- with a stable outlook. The short-term rating was affirmed at F2. Fitch revised its forecasts for Daimler in 2009 and 2010, expecting the company to exhibit much weaker profitability and cash generation than previously anticipated by Fitch. According to Fitch, the stable outlook reflects the reasonable headroom within a BBB+ rating. On March 25, 2009, Fitch affirmed Daimler's rating following a review of its publicly rated European car manufacturers; however, the outlook was revised to negative from stable. The rating action reflected Fitch's revised forecasts for European car manufacturers and expectations for industry growth over the next two years.

        DBRS ratings.    DBRS confirmed the long-term and short-term ratings of Daimler AG and its related companies at A (low) and R-1 (low), respectively, on November 10, 2009. According to DBRS, the confirmation reflected Daimler's strong business profile based on its leading positions in premium automotive vehicles and trucks. The trend on the ratings remained stable.

  Convertible bonds and notes with attached warrants

        We may issue ordinary shares or bonds convertible into ordinary shares in the future as another potential source of funding. For further information about the ability of our board of management, with the approval of our supervisory board, to issue new ordinary shares for cash and to issue convertible bonds and/or notes with attached warrants, please refer to Note 19 to our Consolidated Financial Statements.

Contractual obligations and commercial commitments

        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2009:

	Payments due by period
Contractual Cash Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
		(€ in millions)
Long-Term Debt	43,559	11,238	21,653	8,089	2,579
Finance Lease Obligations	588	61	90	70	367
Operating Leases	2,372	304	524	427	1,117
Purchase and Investment Obligations	10,084	9,640	428	15	1
Other Long-Term Obligations	1,884	96	1,342	244	202

Total Contractual Obligations	58,487	21,339	24,037	8,845	4,266

        Contractual obligations are obligations to make payments or transfer assets under existing contracts. "Long-Term Debt" represents future principal payments that we need to make to settle our financing liabilities with original maturities of more than one year. "Finance Lease Obligations" encompass the total minimum future lease payments for finance leases. "Operating Leases" represent the total minimum future lease payments for operating leases. "Purchase and Investment Obligations" are obligations arising from future purchases for, among other things, production materials or for future investments in property, plant and equipment. This line also includes our trade liabilities. The line "Other Long-Term Obligations" contains all other contractual cash obligations that are not included in one of the other categories and does not include accrued liabilities. Therefore, the line "Other Long-Term Obligations" does not include our provisions for income taxes and our provisions for other risks.

        The contractual cash obligations also do not reflect our pension benefit and other post-employment benefit obligations. For estimated future pension benefit payments, please refer to Note 21 to our Consolidated Financial Statements. Also not reflected in the above table are irrevocable loan commitments primarily provided to customers and dealers by our Daimler Financial Services segment. At December 31, 2009, irrevocable loan commitments amounted to €1.6 billion (2008: €1.5 billion).

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

        The funded status of our defined pension benefit obligations expresses the extent to which plan assets are available to satisfy our obligations. At December 31, 2009, our pension plans had an underfunded status of €5.9 billion compared to an underfunded status of €4.9 billion at December 31, 2008. The increase of the underfunded status of our pension benefit plans in 2009 is mainly attributable to the decrease of the discount rates assumed for all German plans in 2009. The fair value of our plan assets at December 31, 2009, was slightly above the prior year level.

  Further funding requirements

        We do not expect to increase cash contributions to our pension plans substantially in the near term. For 2010, we intend to contribute €0.3 billion in cash to our pension plans.

OFF-BALANCE SHEET ARRANGEMENTS

        We utilize certain off-balance sheet arrangements in the course of our business. Our off-balance sheet arrangements are contractual arrangements with unconsolidated parties under which we have or may have obligations arising from guarantees or irrevocable loan commitments.

Contingent obligations under guarantees

        Obligations arising from guarantees primarily pertain to:

  •
  financial guarantees; and

  •
  guarantees under buy-back commitments.

  Financial Guarantees

        Financial guarantees principally represent guarantees that require us to make certain payments if a party other than a consolidated subsidiary fails to meet its financial obligations. As of December 31, 2009, our maximum potential obligation resulting from financial guarantees was €1.5 billion (2008: €1.9 billion).

        In 2007, in connection with our transfer of a majority interest in the Chrysler activities, we agreed with the Pension Benefit Guaranty Corporation to guarantee amounts payable to Chrysler pension plans up to an aggregate amount of US$1 billion (€0.7 billion at an exchange rate of €1=1.3919, the noon buying rate on December 31, 2008) if such plans terminate prior to the fifth anniversary of the Chrysler transaction. Based on contractual arrangements entered into in June 2009, we paid US$200 million into Chrysler's pension plans and will make further payments of US$200 million in each of the next two years. The 2007 pension guarantee of US$1 billion vis-à-vis the PBGC has been replaced by a new guarantee in an amount of US$200 million that will remain in place until August 2012. In addition, certain previously outstanding guarantees which the Group provided for the benefit of Chrysler continue to be outstanding. At December 31, 2009, the aggregate amount of those guarantees was €0.3 billion. To secure the liabilities underlying these guarantees, Chrysler has paid funds into an escrow account which may be used to satisfy the guaranteed obligations. At December 31, 2009, the balance remaining in the escrow account was €0.2 billion.

        As described in "Item 4. Information on the Company," we are a participant in the Toll Collect consortium. In this regard, we are contingently liable under the following financial guarantees, which are subject to specific triggering events:

  •
  Guarantee of bank loans.  Daimler AG has guaranteed bank loans to Toll Collect up to a maximum amount of €115 million, which represents 50% of the total amount of guaranteed bank loans available to Toll Collect GmbH.

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

        The risks and obligations of Cofiroute, which holds a 10% interest in Toll Collect GmbH, are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly and severally obligated to indemnify Cofiroute for amounts exceeding this limitation.

        While our maximum potential future obligation resulting from the guarantee of the bank loan can be determined (€115 million), we cannot reasonably estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking with respect to Toll Collect due to the uncertainties described above, although this amount could be material. Therefore, only our maximum potential future obligation resulting from the guarantee of the bank loan is included in the 2009 €1.5 billion maximum potential obligation resulting from financial guarantees.

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

        As of December 31, 2009, provisions established in connection with these guarantees amounted to €0.1 billion and our maximum potential obligation was €0.7 billion, the same amounts as in 2008. Residual value guarantees related to arrangements for which revenue recognition is precluded are reflected on our balance sheet and are not discussed under this caption.

        We have also granted a number of other guarantees. We do not expect these other guarantees to have a material effect, individually or in the aggregate, on our consolidated financial condition or results of operations.

        For additional information on our other guarantees and on our guarantees generally, please refer to Note 28 (Guarantees and Other Financial Commitments) to our Consolidated Financial Statements.

Irrevocable loan commitments

        We also have irrevocable loan commitments, which are primarily provided to customers and dealers by our Daimler Financial Services segment. At December 31, 2009, irrevocable loan commitments amounted to €1.6 billion (2008: €1.5 billion).

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

        Most of the facilities of our centralized research and advanced engineering function are located in Germany, but we also maintain research centers in North America and Asia. These include a research and technology center in Palo Alto, California, a research center for information and communication technology in Bangalore, India, and an R&D facility with focus on hybrid powertrain systems in Redford, Michigan. In addition, we participate in the international exchange of new ideas and concepts through collaborations and joint ventures with world renowned research institutes and through exchange programs for scientists and employees.

        The table below shows our research and development expenditures during each of the last three years:

	Year Ended December 31,
	2009	2008	2007
	(€ in millions)
Research and development expenditures	4,181	4,442	4,148
thereof: Capitalized development costs	1,285	1,387	990

        In 2009, research and non-capitalized development costs represented 3.7% of our total revenue. Research and development expenditures for the year 2007 do not include the amount spent by the former Chrysler Group since we present all income and expense items of the Chrysler activities for the year 2007 as discontinued operations.

Item 6. Directors, Senior Management and Employees.

        In accordance with the German Stock Corporation Act (Aktiengesetz), we have a two-tier board structure with a supervisory board (Aufsichtsrat) and a board of management (Vorstand). The two boards are separate and no individual may simultaneously serve as a member of both boards.

        The supervisory board supervises and advises our board of management and appoints and removes its members. Although it may not make management decisions, our supervisory board has determined categories of transactions which require its approval. The board of management, which acts under the principle of collective responsibility, manages our business. It is authorized to represent Daimler AG and to enter into binding agreements with third parties on its behalf.

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

        At least half of the total number of members of the supervisory board, in our case at least ten, must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law, the supervisory board passes resolutions by a simple majority of votes cast. In the event of a deadlock, passing a resolution requires another vote and, in the case of a second deadlock, the chairman of the supervisory board casts the deciding vote. A member of the supervisory board is under a duty to disclose any material interest the member has in proposals, arrangements or contracts between us and third parties.

        Under German corporate law, the maximum permissible term of office for members of a supervisory board is five years. If elected for the maximum permissible term, a member's term expires at the end of the annual general shareholders' meeting following the fourth fiscal year after the year in which the supervisory board member was elected. Supervisory board members may be re-elected and are not subject to a compulsory retirement age. The rules of procedure for our supervisory board, however, provide that future candidates under consideration for a full term of office on our supervisory board should generally not exceed the age of 68 at the time of their election.

        The following individuals left our supervisory board in 2009:

  •
  Helmut Lense resigned from the supervisory board, effective December 31, 2009;

  •
  William A. Owens' term of office expired on April 8, 2009;

  •
  Dr. Mark Wössner's term of office expired on April 8, 2009.

        Except for Mr. Owens and Mr. Wössner, all shareholder representatives on the supervisory board whose terms expired in 2009 were re-elected to the supervisory board on April 8, 2009 for the following terms:

  •
  Manfred Schneider and Lynton R. Wilson for the period until the end of the annual meeting that passes a resolution on the ratification of the actions of the members of our board of management and our supervisory board for the 2010 financial year;

  •
  Bernhard Walter for the period until the end of the annual meeting that passes a resolution on the ratification of the actions of the members of our board of management and our supervisory board for the 2013 financial year.

        In addition, at the annual general meeting held on April 8, 2009, our shareholders elected Gerard Kleisterlee and Lloyd G. Trotter as new members of our supervisory board representing the shareholders, each for a period until the end of the annual meeting that passes a resolution on the ratification of the actions of the boards for the 2013 financial year.

        Jörg Spies was appointed by the local district court as a member of the supervisory board representing the employees, effective January 5, 2010, for a term ending with the end of the annual general meeting in 2013.

        The term of office of Arnaud Lagardére will expire at the end of the annual general meeting of shareholders to be held on April 14, 2010. Our supervisory board has proposed Dr. Paul Achleitner, a member of the board of management of Allianz SE, as a candidate for election to the supervisory board.

        The following table shows the name, age (as of March 3, 2010), principal occupation, and other information regarding each current member of our supervisory board. Employee representatives are identified by an asterisk.

Dr. Manfred Bischoff,	Age:	67
Chairman	First elected (as a member of the supervisory board):	2006
	Term expires:	2011
	Principal Occupation:	Chairman of the Supervisory Board of Daimler AG
	Other Supervisory Board Memberships/Directorships:	Fraport AG; Royal KPN N.V.; SMS GmbH (Chairman); UniCredit S.p.A.; Voith AG
Erich Klemm*,	Age:	55
Deputy Chairman	First elected:	1998
	Term expires:	2013
	Principal Occupation:	Chairman of the General Works Council, Daimler AG and Daimler Group
Sari Baldauf	Age:	54
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	Former Executive Vice President and General Manager of the Networks Business Group of Nokia Corporation
	Other Supervisory Board Memberships/Directorships:	Hewlett-Packard Company; F.Secure Corporation; CapMan OYj, Fortum OYj
Dr. Clemens Börsig	Age:	61
	First elected:	2007
	Term expires:	2012
	Principal Occupation:	Chairman of the Supervisory Board of Deutsche Bank AG
	Other Supervisory Board Memberships/Directorships:	Linde AG; Bayer AG; Emerson Electric Co.
Prof. Dr. Heinrich Flegel*	Age:	61
	First elected:	2003
	Term expires:	2013
	Principal Occupation:	Director, Research Materials, Lightweight Design and Manufacturing, Daimler AG; Chairman of the Management Representative Committee, Daimler Group

Dr. rer. nat. Jürgen Hambrecht	Age:	63
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	Chairman of the Board of Executive Directors of BASF SE
	Other Supervisory Board Memberships/Directorships:	Deutsche Lufthansa AG
Jörg Hofmann*	Age:	54
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	District Manager Baden-Württemberg, German Metalworkers' Union
	Other Supervisory Board Memberships/Directorships:	Robert Bosch GmbH; Heidelberger Druckmaschinen AG
Dr. Thomas Klebe*	Age:	61
	First elected:	2003
	Term expires:	2013
	Principal Occupation:	General Counsel, German Metalworkers' Union
	Other Supervisory Board Memberships/Directorships:	Daimler Luft- und Raumfahrt Holding AG; Thyssen Krupp Materials International GmbH
Gerard Kleisterlee	Age:	63
	First elected:	2009
	Term expires:	2014
	Principal Occupation:	President and CEO of Royal Philips Electronics N.V.
	Other Supervisory Board Memberships/Directorships:	De Nederlandsche Bank N.V.
Arnaud Lagardère	Age:	48
	First elected:	2005
	Term expires:	2010
	Principal Occupation:	General Partner and CEO of Lagardère SCA
	Other Supervisory Board Memberships/Directorships:	Hachette SA; EADS N.V.; EADS Participations B.V.; Hachette Livre (SA); Lagardère Services (SAS) (Chairman); Lagardère Active (SAS) (Chairman); Lagardère (SAS); Lagardère Capital & Management (SAS); Arjil Commanditée — Arco (SA); Lagardère Ressources (SAS); Lagardère Sports (SAS) (Chairman); SOGEADE Gérance (SAS); Lagardère Unlimited INC (President); Lagardère Unlimited LLC

Jürgen Langer*	Age:	55
	First elected:	2003
	Term expires:	2013
	Principal Occupation:	Chairman of the Works Council of the Frankfurt/Offenbach Dealership, Daimler AG
Ansgar Osseforth*	Age:	63
	First elected:	2008
	Term expires:	2013
	Principal Occupation:	Manager, Mercedes-Benz Research and Development; Member of the Works Council, Sindelfingen Plant, Daimler AG
Valter Sanches*	Age:	46
	First elected:	2007
	Term expires:	2013
	Principal Occupation:	Secretary of International Relations of Confederação Nacional dos Metalúrgicos/CUT (National Confederation of Metalworkers Brazil)
Dr. rer. pol. Manfred Schneider	Age:	71
	First elected:	1998
	Term expires:	2011
	Principal Occupation:	Chairman of the Supervisory Board of Bayer AG
	Other Supervisory Board Memberships/Directorships:	RWE AG (Chairman); Linde AG (Chairman); TUI AG
Stefan Schwaab*	Age:	57
	First elected:	2000
	Term expires:	2013
	Principal Occupation:	Vice Chairman of the Works Council, Gaggenau Plant, Daimler AG; Vice Chairman of the General Works Council, Daimler AG and Daimler Group
Jörg Spies*	Age:	48
	First elected:	2010
	Term expires:	2013
	Principal Occupation:	Chairman of the Works Council, Headquarters, Daimler AG
Lloyd G. Trotter	Age:	64
	First elected:	2009
	Term expires:	2014
	Principal Occupation:	Former Vice Chairman General Electric, President & CEO of the General Electric Group's Industrial division Managing Partner, Founder, GenNx360 Capital Partners
	Other Supervisory Board Memberships/Directorships:	PepsiCo Inc.; Textron Inc.

Dr. h.c. Bernhard Walter	Age:	67
	First elected:	1998
	Term expires:	2014
	Principal Occupation:	Former Spokesman of the Board of Management of Dresdner Bank AG
	Other Supervisory Board Memberships/Directorships:	Bilfinger Berger AG (Chairman); Deutsche Telekom AG; Henkel AG & Co. KGaA
Uwe Werner*	Age:	57
	First elected:	2007
	Term expires:	2013
	Principal Occupation:	Chairman of the Works Council, Bremen Plant, Daimler AG
Lynton R. Wilson	Age:	69
	First elected:	1998
	Term expires:	2011
	Principal Occupation:	Chairman of the Board of CAE Inc.; Chancellor, McMaster University

        The supervisory board held eight meetings in 2009. It has established and maintains the following committees responsible for compensation, audit and nomination matters:

  •
  The presidential committee (Präsidialausschuss) prepares and recommends to the supervisory board for resolution the compensation structure and individual compensation packages for the members of our board of management. The presidential committee also makes recommendations regarding the individual performance target achievement of our board of management members. In addition, the committee handles all matters unrelated to compensation that involve the service contracts and other contractual arrangements with our board of management members. The current members of the presidential committee are Manfred Bischoff, Thomas Klebe, Erich Klemm and Manfred Schneider. The presidential committee held four meetings in 2009.

  •
  The audit committee (Prüfungsausschuss) according to German law nominates our independent auditors and our supervisory board recommends their appointment to the annual general meeting of our shareholders. After our shareholders appoint the independent auditors, the audit committee formally engages them, determines their compensation and reviews the scope of the external audit. The audit committee also reviews our annual, half-year and quarterly reports and financial statements, taking into account the results of any audits or reviews performed by the independent auditors. The committee also maintains procedures for dealing with complaints regarding accounting, internal controls and auditing matters and for the confidential and anonymous submission of communications from company employees concerning questionable accounting and auditing matters. The current members of the audit committee are Bernhard Walter, Clemens Börsig, Erich Klemm and Stefan Schwaab. The audit committee held seven meetings in 2009.

  •
  In accordance with the requirements of the German Corporate Governance Code, the nomination committee (Nominierungsausschuss), which consists exclusively of shareholder representatives of the supervisory board, recommends candidates as future shareholder representatives of the supervisory board. The current members of the nomination committee are Manfred Bischoff, Manfred Schneider and Lynton R. Wilson. The nomination committee held one meeting in 2009.

        As required by the German Co-determination Act, we also have a mediation committee (Vermittlungsausschuss). The committee was not required to take action in 2009. The charge of the mediation committee is to resolve any impasse among the members of the supervisory board in the event the supervisory board is unable to achieve the two-thirds supermajority vote of its members required to appoint or dismiss a member of the board of management. The current members of the mediation committee are Manfred Bischoff, Thomas Klebe, Erich Klemm and Manfred Schneider.

        The business address of the members of our supervisory board is the same as our business address, which is Mercedesstrasse 137/1, 70327 Stuttgart, Germany.

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

        The table below shows the name, age (as of March 3, 2010), and other information regarding each current member of our board of management. The table also reflects the following changes that occurred in 2009 and 2010:

  •
  The term of office of Dr. phil. Rüdiger Grube, who was responsible for Corporate Development, ended on April 30, 2009.

  •
  The term of office of Günther Fleig, who was responsible for Human Resources & Labor Relations Director, ended on April 8, 2009.

  •
  Wilfried Porth became a member of the board of management, effective April 8, 2009. Wilfried Porth succeeded Günther Fleig as the member of the board of management responsible for Human Resources & Labor Relations Director.

  •
  On December 16, 2009, our supervisory board extended the term of office of Andreas Renschler, who is responsible for Daimler Trucks, until September 2013.

  •
  On February 17, 2010, our supervisory board extended the terms of office of Dr. Dieter Zetsche, chairman of the board of management of Daimler AG and head of Mercedes-Benz Cars, and Dr. Thomas Weber, who is responsible for group research and Mercedes-Benz Cars development, for three years, effective as of January 1, 2011. In addition, our supervisory board appointed Dr. Wolfgang Bernhard as a member of our board of management for a term of three years, effective February 18, 2010. Mr. Bernhard is responsible for production and procurement Mercedes-Benz Cars and the business unit Mercedes-Benz Vans.

Dr.-Ing. Dieter Zetsche	Age:	56
	First appointed:	1998
	Term expires:	December 2013
	Responsible for:	Chairman of the Board of Management Daimler AG and Head of Mercedes-Benz Cars
	Prior Position:	Member of the Board of Management responsible for Chrysler Group
Dr. rer. pol. Wolfgang	Age:	49
Bernhard	First appointed:	2000 until 2004
	Term expires:	February 2013
	Responsible for:	Production and Procurement Mercedes-Benz Cars; Mercedes-Benz Vans
	Prior Position:	Executive Vice President of Mercedes-Benz Vans
Wilfried Porth	Age:	51
	First appointed:	2009
	Term expires:	April 2012
	Responsible for:	Human Resources & Labor Relations Director
	Prior Position:	Executive Vice President of Mercedes-Benz Vans; Executive Vice President, CEO Mitsubishi Fuso Truck & Bus Corporation (MFTBC) Japan
Andreas Renschler	Age:	51
	First appointed:	2004
	Term expires:	September 2013
	Responsible for:	Daimler Trucks
	Prior Position:	Executive Vice President of smart business
Bodo Uebber	Age:	50
	First appointed:	2003
	Term expires:	December 2011
	Responsible for:	Finance & Controlling / Daimler Financial Services
	Prior Position:	Deputy Member of the Board of Management responsible for Financial Services
Dr.-Ing. Thomas Weber	Age:	55
	First appointed:	2003
	Term expires:	December 2013
	Responsible for:	Group Research & Mercedes-Benz Cars Development
	Prior Positions:	Deputy Member of the Board of Management responsible for Research & Technology

COMPENSATION

Supervisory Board

        The compensation we pay to our supervisory board members is established in our articles of incorporation. Each member of our supervisory board receives €100,000 annually for serving on the board plus reimbursement of expenses. The chairman of our supervisory board receives three times that amount. We pay twice that amount to the deputy chairman of the supervisory board and the chairman of the audit committee, 1.5 times that amount to the chairmen of other supervisory board committees and for members of the audit committee, and 1.3 times that amount to members of all other supervisory board committees. If a member of the supervisory board occupies more than one of these positions, we only pay the compensation payable for the highest paying function held by that member. We only compensate a member for service on a committee if the relevant committee has held at least one meeting in the relevant fiscal year to discharge its duties. All members of the supervisory board receive a flat fee of €1,100 for each meeting of the supervisory board and each committee meeting they attend. Supervisory board members receive no benefits upon termination of their service.

        In light of the measures taken to reduce labor costs at Daimler AG, our supervisory board unanimously resolved that each member of the board would waive 10% of his or her respective individual compensation, including meeting fees, during the period from May 1, 2009, through June 30, 2010.

        The following table sets forth the compensation we paid members of our supervisory board for services to Daimler in all capacities (other than compensation paid to employee representatives on the supervisory board in their capacity as Daimler employees) for the year ended December 31, 2009, as disclosed in accordance with the German Corporate Governance Code.

Name	Compensated Function(s)	Compensation (in €)
Dr. Manfred Bischoff	Chairman of the Supervisory Board, the Presidential Committee and the Nomination Committee	293,613
Erich Klemm[1]	Deputy Chairman of the Supervisory Board, the Presidential Committee and the Audit Committee	206,595
Sari Baldauf	Member of the Supervisory Board	101,758
Dr. Clemens Börsig	Member of the Supervisory Board and the Audit Committee	153,572
Prof. Dr. Heinrich Flegel	Member of the Supervisory Board	101,758
Dr. Jürgen Hambrecht	Member of the Supervisory Board	100,658
Jörg Hofmann[1]	Member of the Supervisory Board	100,658
Dr. Thomas Klebe[1,3]	Member of the Supervisory Board and the Presidential Committee	133,924
Gerard Kleisterlee	Member of the Supervisory Board (since April 8, 2009)	70,782
Arnaud Lagardère	Member of the Supervisory Board	96,478
Jürgen Langer[1]	Member of the Supervisory Board	101,758
Helmut Lense[1]	Member of the Supervisory Board (until December 31, 2009)	101,758
Ansgar Osseforth[4]	Member of the Supervisory Board	101,758
William A. Owens	Member of the Supervisory Board (until April 8, 2009)	31,249
Valter Sanches[2]	Member of the Supervisory Board	101,758

Name	Compensated Function(s)	Compensation (in €)
Dr. Manfred Schneider	Member of the Supervisory Board, the Presidential Committee and the Nomination Committee	133,924
Stefan Schwaab[1]	Member of the Supervisory Board and the Audit Committee	155,772
Lloyd G. Trotter	Member of the Supervisory Board (since April 9, 2009)	70,782
Dr. h.c. Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	202,415
Uwe Werner[1]	Member of the Supervisory Board; Chairman of the Works Council, Bremen Plant, Daimler AG	101,758
Lynton R. Wilson[5]	Member of the Supervisory Board and the Nomination Committee	130,844
Dr. Mark Wössner	Member of the Supervisory Board (until April 8, 2009)	31,249

1
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

3
Dr. Klebe further received compensation and meeting fees of €13,700 for his board services at Daimler Luft- und Raumfahrt Holding AG. These compensation and fees will also be transferred to the Hans-Böckler Foundation.

4
Mr. Osseforth has directed that a portion of his board compensation shall be paid to a foundation called Treuhandstiftung Erwachsenenbildung.

5
Mr. Wilson also received €788 for his board services at Mercedes-Benz Canada Inc.

Board of Management

        We have entered into service agreements with members of our board of management. Pursuant to the compensation structure adopted by the supervisory board, the 2009 compensation consisted of the following three principal elements:

  •
  Base Salary — Base salaries are established based on the responsibilities of the respective member of the board of management. Base salaries as well as total compensation are reviewed annually.

  •
  Annual Bonus — The annual bonus is a variable cash compensation component, 50% of which is determined by the degree to which Daimler's targeted EBIT for the most recent financial year is achieved and 50% of which is determined by comparing the actual EBIT for that year with the prior year's EBIT. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on total shareholder return, and individual performance. In this regard, the supervisory board also established individual targets for the members of the board of management in order to fully implement and enforce all compliance policies and guidelines of the company and to ensure all necessary measures to establish a sustainable compliance environment. The achievement of compliance targets cannot increase the annual bonus, i.e., even if targets are overachieved, the effect on compensation is neutral. If compliance targets are not accomplished, however, annual bonuses will be reduced as determined by the supervisory board.

  •
  Performance Phantom Share Plan (PPSP) — Under the PPSP, we award phantom shares to members of our board of management and other executives. Three years after an award grant to a plan participant, the actual number of phantom shares to be credited to that participant is calculated based on the achievement of corporate performance goals. These performance goals are based on Daimler's actual return on net assets and return on sales, the latter compared to a peer group of other vehicle manufacturers (BMW, Ford, General Motors, Honda, Toyota, Volvo and Volkswagen). Once we have calculated the number of phantom shares earned by the participant based on the plan conditions that were previously defined at the grant date, he or she must hold the phantom shares for one additional year after which the participant receives a cash payment equal to the product of the number of phantom shares and the average of the Daimler share price over a specified period; the share price for the payout of the PPSP 2009 cannot exceed 2.5 times the share price on the grant date. A dividend equivalent tracking the per share dividend paid to our shareholders is paid during the four-year holding period. We require members of our board of management to use half of the net payout under our PPSP to purchase Daimler ordinary shares until the requirements of our share ownership guidelines described below are satisfied.

        The presidential committee of our supervisory board has established stock ownership guidelines for the board of management. These guidelines require a portion of the personal assets of members of our board of management to consist of Daimler shares throughout the period of their board membership.

        The compensation paid by Group companies to the members of our board of management consists of compensation paid in cash, the grant value of long term incentive components and benefits in kind. The latter consist mainly of the provision of company cars and payment of expenses for security precautions.

        The following table shows the base salary and the variable compensation of the members of the board of management for the year 2009. The presentation in the table below complies with German Accounting Standard DRS 17. In line with DRS 17, we present the long-term share-based compensation based on the value of the phantom shares at the time they were granted in February 2009. The number of phantom shares allocated to a particular board of management member may change by the time of the payout in 2013. Whether and to what extent there is a payout depends on whether internal and external performance targets during the relevant period are achieved.

        In light of the measures taken to reduce labor costs at Daimler AG, the members of our board of management proposed to waive 15% of their base compensation during the period from May 1, 2009 through June 30, 2010. The proposal was approved by the presidential committee of our supervisory board.

				Long-term variable compensation (PPSP)
(in thousands of euro, except for Number of PPSPs)	Base Salary	Waived compensation	Short-term variable compensation (Annual bonus)	Number	Value when PPSPs granted (at a share price of €18.82)	Total
Dr. Dieter Zetsche	1,530	-153	689	114,967	2,164	4,230
Wilfried Porth[1]	382	-53	172	—	—	501
Andreas Renschler	575	-58	305	51,317	966	1,788
Bodo Uebber[2]	660	-66	297	54,975	930	1,821
Dr. Thomas Weber	545	-55	245	48,809	919	1,654
Günther Fleig[3]	148	—	45	—	216	409
Dr. Rüdiger Grube[4]	187	—	56	—	—	243

Total	4,027	-385	1,809	270,068	5,195	10,646

1
Wilfried Porth became a member of the board of management, effective April 8, 2009.

2
The PPSP-value reflects the deduction of compensation in the amount of €104,500 received in his capacity as a member of the board of directors of an equity investee.

3
The term of office of Günther Fleig ended on April 8, 2009. The PPSP-value corresponds to the payout terms in the year of his withdrawal.

4
The term of office of Dr. phil. Rüdiger Grube ended on April 30, 2009. The PPSP-value corresponds to the payout terms in the year of his withdrawal. The PPSP value also reflects the deduction of compensation in the amount of €108,000 received in his capacity as a member of the board of directors of an equity investee.

          The costs to us in 2009 of taxable non-cash benefits granted to members of the board of management, primarily the provision of company cars and expenses for security measures, are as set forth in the table below:

(in thousands of euro)	Taxable non-cash benefits
Dr. Dieter Zetsche	112
Wilfried Porth[1]	346
Andreas Renschler	251
Bodo Uebber	114
Dr. Thomas Weber[2]	252
Günther Fleig[3]	42
Dr. Rüdiger Grube[4]	71

Total	1,188

1
Wilfried Porth became a member of the board of management, effective April 8, 2009. The taxable non-cash benefits of Mr. Porth reflect the deduction of compensation in the amount of €3,000 received in his capacity as a member of the board of directors of a wholly owned subsidiary.

2
Including an anniversary bonus of €45,500.

3
The term of office of Günther Fleig ended on April 8, 2009.

4
The term of office of Dr. phil. Rüdiger Grube ended on April 30, 2009. The taxable non-cash benefits of Mr. Grube reflect the deduction of compensation in the amount of €30,400 received in his capacity as a member of the board of directors of an equity investee.

        Retirement Provisions.    Until the end of 2005, our German board of management members had pension agreements which included a commitment to an annual retirement pension, calculated contingent on the years of service as a percentage of the member's base salary (70% for Dieter Zetsche, 69% for Günther Fleig, 60% for Rüdiger Grube and Thomas Weber, and 50% for Andreas Renschler and Bodo Uebber, and 35% for Wilfried Porth). Those pension rights remain, but have been frozen at that level. Retirement pensions start at request if the term of service ends at or after the age of 60, or are paid as disability pensions if the term of service ends before age 60 due to disability. The agreements provide for a 3.5% annual increase in benefits, except that Wilfried Porth's benefits will increase in accordance with applicable law. Similar to retirement pensions payable under arrangements with our German workforce, a provision for widows and orphans is included.

        Effective January 1, 2006, for service in 2006 and beyond, we substituted the pension agreements with a defined-contribution pension system similar to the one existing for senior management below the board of management level. Under this pension system, each board of management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the board of management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6% (Wilfried Porth: 5%). This pension benefit is payable at the age of 60 at the earliest.

        The following table sets forth the 2009 service costs of the pension plans for our board of management:

(in thousands of euro)	Service costs in connection with pension plans[1]
Dr. Dieter Zetsche	629
Wilfried Porth[2]	88
Andreas Renschler	215
Bodo Uebber	362
Dr. Thomas Weber	240
Günther Fleig[3]	—
Dr. Rüdiger Grube[4]	126

Total	1,660

1
Service costs represent the increase in 2009 of the present value of the defined pension benefit obligation resulting from service of the respective member of the board of management in 2009. Service costs do not include interest costs, i.e., the increase in 2009 of the present value of the defined pension benefit obligation arising from the fact that the benefit obligation with respect to the respective board member is one year closer to settlement.

2
Wilfried Porth became a member of the board of management, effective April 8, 2009.

3
The term of office of Günther Fleig ended on April 8, 2009.

4
The term of office of Dr. phil. Rüdiger Grube ended on April 30, 2009.

        The overall accrual at December 31, 2009 to provide pension, retirement and similar benefits to the board of management was €5.2 million lower than at December 31, 2008 due to changes in the composition of our board of management.

Benefits to board of management members upon termination of their services.

        No severance payments are established for board of management members in case of early termination of their service contracts. If a service contract with a member of the board of management, which in general is only concluded for a period of 3 years, is terminated early by mutual consent, we have a commitment under the service contract to pay the base salary and to provide a company car until the end of the original service period. With respect to short-term performance-based compensation, the member is only entitled to a pro-rata payment for the respective fiscal year until the day when the board of management member leaves the company. Whether the member is entitled to receive any payment with respect to performance-related compensation components with a long-term incentive effect depends on the exercise conditions specified in the respective long-term incentive plan.

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

EMPLOYEES AND LABOR RELATIONS

        At December 31, 2009, we employed a workforce of 256,407 people worldwide, 6% less than in the prior year. The reduction was primarily the result of the repositioning of the Group's truck business in North America, the expiration of temporary employment arrangements that were not renewed or replaced, and employees who left the Group pursuant to early retirement agreements entered into in prior years. The following table shows the number of employees at December 31, 2009, 2008, and 2007, adjusted to reflect changes in segment composition:

	Employees at December 31,
	2009			2008			2007
	Total	Germany	U.S.	Total	Germany	U.S.	Total	Germany	U.S.
Daimler Group	256,407	162,565	17,697	273,216	167,753	22,476	272,382	166,679	24,053
thereof:
Mercedes-Benz Cars	93,572	83,156	2,992	97,303	85,046	3,782	97,526	85,322	3,869
Daimler Trucks	70,699	28,582	11,026	79,415	30,060	15,004	80,067	28,975	16,667
Mercedes-Benz Vans	15,226	10,202	72	16,775	11,088	111	17,524	11,226	154
Daimler Buses	17,188	8,420	739	18,110	8,374	734	17,286	8,032	662
Daimler Financial Services.	6,800	2,404	1,047	7,116	2,451	1,121	6,743	2,410	1,088
Sales organization for automotive business	47,625	24,980	1,783	49,127	25,865	1,690	48,078	25,940	1,613

        The table above also includes temporary employees. On average, we had approximately 4,400 temporary employees in 2009 (9,300 in 2008).

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

        In November 2008, the regional associations of employers and the German metalworkers' union concluded a collective bargaining agreement covering the period from November 1, 2008 through April 30, 2010. The agreement provides for a lump sum payment of €510 to each covered employee for the first three months of the contract period. A 2.1% increase in base salary became effective on February 1, 2009. The effectiveness of another 2.1% increase in base salary that was originally scheduled for May 1, 2009 was postponed until October 1, 2009 pursuant to an agreement with the works council and in accordance with the applicable collective bargaining agreement. An additional base salary increase of 0.4% for the four-month period from January to April 2010 will be used to fund the existing early retirement program in lieu of a cash payout.

        In response to decreasing unit sales, we reached agreements with the works councils of all manufacturing plants in Germany to reduce the number of hours worked per week (Kurzarbeit) during 2009 by the workers in those plants. The agreements have the effect of reducing the wages we pay to the workers in the affected plants. The employees were partially compensated for the reduction in wages by the German employment agency (Agentur für Arbeit).

        In the first two quarters of 2010, we plan to continue the Kurzarbeit regime in select German manufacturing plants, and we may continue that regime, or even expand it to include other plants, if economic conditions remain weak or deteriorate further.

        Pursuant to an agreement with the works councils, all employees not subject to the shorter work hour regime are subject to an 8.75% reduction of hours worked from May 1, 2009 through June 30, 2010. During that period, the compensation payable to employees affected by the reduction is being reduced by the same percentage. In addition, during the period from May 1, 2009 through June 30, 2010, the base salaries of senior management employees are being reduced by 5% to 10%, depending on their level of management.

        Beginning in the first quarter of 2010, Daimler Trucks North America LLC plans to negotiate new collective bargaining agreements at its major facilities in the U.S. and Mexico. In general, the agreements have a duration of three years and include specific provisions regarding wages, fringe benefits, and working conditions. Negotiations in the U.S.-based production facilities will focus on overall labor cost and production efficiency. As a result of decreased unit sales in 2009, Daimler Trucks North America LLC significantly reduced employment levels of union employees at its production facilities through involuntary workforce reductions. In addition, work schedules were adjusted through periodic one-week production shut downs. For information on the repositioning of the business operations of Daimler Trucks North America and specific measures initiated in this regard, please refer to the discussion under the heading "Daimler Trucks" in "Item 4. Information on the Company."

SHARE OWNERSHIP

        As of December 31, 2009, the current members of our supervisory board and our board of management, as a group, owned 157,230 of Daimler AG ordinary shares (0.02% of shares outstanding at that date) and had the right to acquire 1,667,000 ordinary shares pursuant to options granted under the plans described below.

        In 2000, we instituted a shareholder approved stock option plan covering employees of management levels 3 and above and the members of our board of management. We granted options under this plan in 2000, 2001, 2002, 2003 and 2004. For a description of that stock option plan and further details, such as the exercise prices of the various tranches, please refer to Note 20 to our Consolidated Financial Statements.

        As part of our value-based management approach, we support employee stock ownership. We generally offer employees of Daimler AG and of our subsidiaries in Germany, Austria, France, Italy, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom the opportunity to purchase Daimler AG ordinary shares. In 2008, for example, each eligible employee in Germany had the right to acquire up to 90 shares with a maximum aggregate discount of €135 plus three bonus shares. In total, employees in Germany acquired approximately 1,428,000 shares in 2008. The programs established for employees in other European countries are comparable to the German program, except for changes resulting from different national legal requirements. In response to the worldwide economic downturn, we temporarily suspended these employer sponsored employee stock ownership programs in 2009, except in the United Kingdom where legal obligations prohibited us from doing so. In the United Kingdom, employees acquired a total of approximately 4,700 shares in 2009.

 Item 7. Major Shareholders and Related Party Transactions.

MAJOR SHAREHOLDERS

        Our capital stock consists of ordinary shares without par value (Stückaktien). Our ordinary shares are issued in registered form. Under our articles of incorporation (Satzung), each ordinary share represents one vote. Major shareholders do not have different voting rights.

        In March 2009, Daimler AG increased its share capital by issuing 96.4 million new ordinary shares to Semare Beteiligungsverwaltungsgesellschaft mbH, an indirect subsidiary of Aabar Investments PJSC (Aabar) of Abu Dhabi. On April 1, 2009, Aabar and some of its affiliates notified the U.S. Securities and Exchange Commission on Schedule 13G under the Securities Exchange Act of 1934 that they beneficially own 96,408,000 Daimler AG ordinary shares, representing 9.4% of outstanding Daimler AG ordinary shares.

        On February 16, 2009, the Kuwait Investment Authority informed us that, as of December 31, 2008, they held 73,169,320 shares. Based on the number of Daimler AG's ordinary shares outstanding as of December 31, 2009, that holding would have represented 7.1% of our outstanding ordinary shares.

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

        BlackRock informed us that as at December 1, 2009, BlackRock, Inc., the ultimate parent entity of the BlackRock group, indirectly held, through various subsidiaries, a total of 3.9% or 41,372,761 of Daimler AG's shares. Based on the number of Daimler AG ordinary shares outstanding as of December 31, 2009, the holding of BlackRock, Inc. would have represented 4% of our outstanding ordinary shares.

        Capital Research and Management Company, which previously informed us that it held 30,688,637 of Daimler AG's ordinary shares, notified us that, as of November 4, 2009, its holdings fell below the 3% threshold.

        As of December 31, 2009, Daimler AG held 37,116,831 shares, representing 3.6% of its outstanding ordinary shares, in treasury. We acquired these shares in 2008 in connection with a share buy-back program. For further information regarding that share buy-back program please refer to the discussion in "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" and to Note 19 to our Consolidated Financial Statements. We plan to use a portion of the shares held in treasury to satisfy our obligations to former AEG minority shareholders following a recent court decision. For further information, please refer to the discussion under the heading "Legal Proceedings" in "Other Financial Information" in "Item 8. Financial Information."

        As of December 31, 2009, Daimler AG had approximately 1.2 million stockholders. Approximately 155,000 were U.S. holders, of which approximately 55,000 were record holders. Based on our share register, U.S. holders held approximately 17% of Daimler AG's ordinary shares as of that date.

RELATED PARTY TRANSACTIONS

        For a description of our related party transactions, please refer to Note 34 to our Consolidated Financial Statements.

Item 8. Financial Information.

CONSOLIDATED FINANCIAL STATEMENTS

        Please refer to "Item 18. Financial Statements" and to pages F-1 through F-98 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

        In 2009, we exported approximately 605,500 or 67% of all passenger cars, trucks, buses, and vans we produced in Germany and approximately 63,100 or 40% of all passenger cars and trucks we produced in the United States.

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

        As successor to Daimler-Benz AG, Daimler AG is a party to a valuation proceeding (Spruchverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG. In 1988, former AEG shareholders filed a petition with the Frankfurt Regional Court (Landgericht Frankfurt am Main) claiming that the consideration stipulated in the agreement for the benefit of AEG minority shareholders, namely an exchange ratio of one Daimler-Benz share for every five AEG shares and compensation payments for lost dividends equal to 20% of any dividends paid on Daimler-Benz shares, was inadequate. In 1994, a court-appointed expert concluded in his report that the consideration and compensation set at the time were adequate. Following a decision by the Federal Constitutional Court (Bundesverfassungsgericht) in an unrelated case, the Frankfurt Regional Court instructed the expert in 2000 to employ a market value approach in his valuation analysis rather than the capitalized earnings value approach previously used. In 2004 the court also instructed the expert to take into account additional findings of the Federal Supreme Court (Bundesgerichtshof) elaborating further on the valuation issue addressed by the Federal Constitutional Court. In September 2007, the Frankfurt Regional Court ruled that the market value approach must be applied and that, as a result, the exchange ratio should have been one Daimler-Benz share for every 2.9 AEG shares and the compensation payments for lost dividends should have been equal to 34.5% of any dividends paid on Daimler-Benz shares. We appealed the decision of the Frankfurt Regional Court to the Higher Regional Court (Oberlandesgericht) Frankfurt am Main. The appeal was finally dismissed in November 2009. Following this decision, Daimler AG will have to deliver up to 4.3 million additional Daimler shares to former AEG minority shareholders and make dividend compensation payments, including on any additional Daimler shares delivered, up to a maximum total amount of approx. €150 million. We intend to use a portion of the ordinary shares we hold in treasury to satisfy these obligations. Please also refer to Note 19 to our Consolidated Financial Statements.

        In 1999, former shareholders of Daimler-Benz AG instituted a valuation proceeding (Spruchverfahren) against Daimler AG at the Stuttgart Regional Court (Landgericht Stuttgart). The proceeding relates to the merger of Daimler-Benz AG and Daimler AG in connection with the business combination of Daimler-Benz AG and Chrysler Corporation in 1998. In the course of the merger, 1.8% of the total outstanding Daimler-Benz AG ordinary shares were involuntarily exchanged for DaimlerChrysler (now Daimler) shares. In their complaint, the shareholders claim that the ratio used for the involuntary exchange did not represent the actual value of Daimler-Benz ordinary shares at the time. An expert commissioned by the court presented his opinion in December 2005, in which he presented various valuation alternatives. These alternatives range from confirming the appropriateness of the original exchange ratio used to considerable additional payments to be made to those former Daimler-Benz shareholders whose shares were involuntarily exchanged. In August 2006, the Stuttgart Regional Court ruled that Daimler must make an additional cash payment of €22.15 per share (approximately €328 million in the aggregate). Under German law, interest would have to be added to any such additional payment at the statutory annual rate. We continue to believe that the exchange ratio used by Daimler-Benz AG at the time of the involuntary exchange was appropriate and we appealed the decision of the Stuttgart Regional Court in September

2006. The Higher Regional Court in Stuttgart (Oberlandesgericht Stuttgart) held evidentiary hearings in October 2008 and received additional written testimony in September 2009. A decision by the Higher Regional Court is expected in the first quarter of 2010.

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

        A purported class action lawsuit in the Superior Court of Ontario, Canada, alleging violation of Canadian antitrust laws is pending against Daimler's North American subsidiaries Mercedes-Benz Canada and Mercedes-Benz USA along with other vehicle manufacturers. The complaint alleges that since 2005 the companies conspired with agencies of the Canadian government to prevent or lessen competition in the importation of U.S. versions of their respective brand vehicles into Canada by artificially requiring modifications to U.S. vehicles to be brought up to Canadian vehicle safety standards. They seek Canadian $250 million in compensatory damages and Canadian $25 million in punitive damages. We do not believe that we have engaged in any unlawful conduct and will defend ourselves vigorously.

        The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.33 billion for the period September 1, 2003, through December 31, 2004 plus interest (€1.1 billion through May 18, 2009 plus 5% per annum over the respective base rate since then), and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then) plus refinancing costs of €56 million. Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and defendants delivered their rebuttal on October 1, 2007. The arbitrators held the first hearing on June 16 and 17, 2008. Additional briefs from the claimant and the defendants were filed in May 2009. Following a motion by defendants to disqualify the arbitrator nominated by the claimant, the arbitration panel canceled a hearing scheduled for October 2009. We do not expect the hearing to be rescheduled before the motion to disqualify has been finally resolved. We believe the claims are without merit and will continue to defend ourselves vigorously.

        In connection with the settlement in May 2007 of previously reported litigation brought by MAN against Freightliner Ltd., certain of its subsidiaries and affiliates, and Daimler North America Corporation in London and

Oregon, and a related order of the Oregon Circuit Court vacating a punitive damage award, the State of Oregon, which was not a party to the original litigation, appealed the order vacating the punitive damage award to the Court of Appeals of the State of Oregon alleging that, pursuant to Oregon law, it was a judgment creditor with respect to 60% of any punitive damage award. In a decision dated February 20, 2008, the Court of Appeals accepted that the State of Oregon has standing to pursue the appeal. That decision was appealed to the Oregon Supreme Court. The State of Oregon also separately filed a lawsuit in the Circuit Court for the State of Oregon for the County of Marion against, inter alia, Freightliner LLC, Freightliner Ltd., Daimler North America Corporation and Daimler AG seeking a declaratory judgment that the settlement and the judgment vacating the punitive damage award were not binding on the State and that the State was a judgment creditor in the amount of US$210 million. In March 2009, the case was settled with a commitment by Daimler Trucks North America LLC (formerly known as Freightliner LLC) to contribute US$150,000 to the Oregon Crime Victims Assistance Fund. Following the settlement, both the appeal and the declaratory judgment action were voluntarily dismissed.

        In February 2005, two putative class actions were brought against Detroit Diesel Corporation (DDC), one of our affiliates, and its distributors (including two DDC subsidiaries) in the United States District Court for the Eastern District of Pennsylvania. The cases arose from the decisions of certain truck manufacturers (International, Volvo and Paccar) to stop offering DDC engines in their trucks and the alleged resulting decision of DDC not to renew the dealer agreements of those International, Volvo and Paccar dealers who were no longer able to offer DDC engines in the trucks they sold. Plaintiffs in the first action sought to represent a class of former Detroit Diesel dealers whose DDC dealer agreements were allegedly terminated or not renewed. Plaintiffs in the second action sought to represent a class of Detroit Diesel dealers whose dealer agreements were allegedly initially replaced with truck maintenance agreements and then subsequently terminated or not renewed. Plaintiffs in both actions alleged that DDC and its distributors entered into group boycott and price-fixing conspiracies to restrict the plaintiffs' ability to perform warranty repairs on DDC engines and to charge increased prices to plaintiffs for replacement parts for DDC engines. Plaintiffs in both cases sought unspecified treble damages, declaratory relief and attorneys' fees. In November of 2005, both cases were transferred to the United States District Court for the Eastern District of Michigan. In late 2006, plaintiffs sought and received approval for partial settlement with six of the defendant distributors. Under the terms of the partial settlement, the six settling distributors established a US$1 million settlement fund and agreed to cooperate with the plaintiffs in providing information requested in both actions. The cases remained pending against DDC and the non-settling distributors. In April 2007, plaintiffs moved the court to certify a class comprising all remaining former DDC dealers that had their dealer status terminated, non-renewed or modified after February 1, 2001. In July 2009, the court approved a settlement of both cases with respect to the remaining defendants, including DDC. DDC paid US$2,750,000 as part of that settlement.

        Former employees who retired from Detroit Diesel Corporation between 1993 and 2004 filed a class action complaint against the company in October 2005 in the U.S. District Court for the Eastern District of Michigan. The complaint alleges that the company is obligated to provide lifetime retiree health care benefits at no cost to class members, and that the company's notification to have them contribute toward the cost of their healthcare insurance beginning in 2006 (to the extent such cost exceeds a limit previously negotiated with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)) is invalid. The court granted a preliminary injunction in December 2005 that prohibits the company from requiring such contributions while the lawsuit is pending. The U.S. Court of Appeals for the Sixth Circuit upheld the injunction in January 2007. Cross motions for summary judgment were filed and oral argument was held in May 2008 in the United States District Court. On February 10, 2009, the District Court granted the Plaintiff's motion for summary judgment and denied Detroit Diesel Corporation's motion for summary judgment. Detroit Diesel Corporation has appealed the decision to the U.S. Court of Appeals for the Sixth Circuit and will continue to defend itself vigorously.

        Several lawsuits, including putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and different countries asserting claims relating to the practice of apartheid in South Africa. One of the putative class action lawsuits named Daimler AG as a defendant. The lawsuits were consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including Daimler. Upon plaintiffs' appeal, the Court of Appeals for the Second Circuit partly vacated the District Court's decision on October 12, 2007, and remanded the case back to the District Court for further proceedings. In January 2008, the defendant group filed a petition for a writ of certiorari with the Supreme Court of the United States. The Supreme Court lacked a quorum to hear the case and, by operation of the rules, affirmed the Court of Appeals as if by an equally divided court. In November 2008, plaintiffs filed two amended purported class action complaints with the District Court against a smaller number of companies. Both amended complaints name Daimler AG as a defendant. In December 2008, a group of defendants, including Daimler AG, again filed a motion to dismiss the amended complaints. In April 2009, the District Court granted in part and denied in part the defendants' motions to dismiss the amended complaints. The defendants, including Daimler, applied for and were granted by the Second Circuit emergency appellate review of the parts of the District Court's order denying the motions to dismiss. The matter is currently pending under stay in the Second Circuit.

        In 2008, Daimler AG was sued in Hong Kong by an individual claiming lost profits from an injunction that Daimler-Benz AG had applied for in 1994 against the plaintiff in Hong Kong. Daimler withdrew its application 17 days later following an agreement with the plaintiff that he would not claim damages against Daimler in connection with the application. We believe the claim is without merit and will defend ourselves vigorously.

        As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (FCPA). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC. We have completed our internal investigation and have determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions. We have taken various actions designed to address and resolve the issues identified in the course of our investigation to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising our governance policies and internal control procedures, and taking personnel actions. We have been in discussions with the DOJ and SEC regarding consensually resolving the agencies' investigations. There can be no assurance about whether and when settlements with the DOJ or SEC will become final and effective.

        In March 2006, the Stuttgart Regional Court (Landgericht Stuttgart) approved a model case pursuant to German law (Kapitalanleger-Musterverfahrensgesetz) in connection with a lawsuit filed by shareholders of Daimler who claim damages based on the alleged unduly delayed ad hoc disclosure by Daimler in July 2005 that Professor Jürgen Schrempp would leave the company at the end of 2005. In February 2007, the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) ruled that the disclosure was timely and rejected the claim. Plaintiffs filed a complaint to the German Supreme Court (Bundesgerichtshof). In February 2008, the German Supreme Court granted the appeal and remitted the case to a different panel of the Stuttgart Court of Appeals. After hearing additional witness testimony, the panel ruled in April 2009 that plaintiffs were not entitled to damages. Plaintiffs have again lodged an appeal with the German Supreme Court where the case is now pending.

        In April 2008, the French stock exchange supervisory authority, Autorité des Marchés Financiers (AMF), commenced insider trading investigations against Daimler AG and several other companies and individuals in connection with sales of shares in European Aeronautic Defence and Space Company EADS N.V. (EADS). The AMF issued a statement of charges against Daimler AG alleging that Daimler AG made use of inside information in connection with the divestiture of a 7.5% stake in EADS in April 2006. We filed a response with the AMF in September 2008. Oral hearings took place in January, February and November 2009. Following the hearing in November 2009, which took place before the "Commission des Sanctions" of the AMF, the Commission rendered a final decision in December 2009, stating that it could not find any unlawful behavior on the part of Daimler in connection with its divestiture in April 2006 of a 7.5% stake in EADS.

        On Aug. 17, 2009, the Official Committee of Unsecured Creditors of Old CarCo LLC (formerly Chrysler LLC) filed a lawsuit with the United States Bankruptcy Court, Southern District of New York, against Daimler AG, Daimler North America Corporation and certain (former) board members of Chrysler LLC. The Committee claims unspecified damages based on theories of constructive and intentional fraudulent transfer, breach of fiduciary duty, and other legal theories, alleging that the consideration received in certain transactions effected in connection with the investment by Cerberus in Chrysler LLC was not fair consideration. We consider these claims and allegations to be without merit and will defend ourselves vigorously.

        Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. We establish a provision in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in our Consolidated Financial Statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2009. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require us to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2009. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results and cash flows for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

        The U.S. Internal Revenue Service (IRS) has challenged the tax treatment of certain Leveraged Leases known as Lease in, Lease out (LiLo) and Sale in, Lease out (SiLo) transactions entered into by various companies including Daimler. In early August 2008, the IRS announced a Global Settlement Initiative for these types of transactions and after careful consideration the Daimler AG board of management decided to accept the offer of the IRS. We prepaid US$0.6 billion towards the total liability in September 2009. Based on the methodology outlined in the initiative, we believe that the established accrual will be adequate to cover the remaining anticipated tax liability of approximately less than US$0.2 billion. We expect to pay the remaining liability in the first half of 2010.

Dividend Policy

        We generally pay dividends each year and expect to continue to do so in the future, although the payment of future dividends will depend on our earnings, our financial condition, our cash needs, our future earnings prospects and other factors. As a result, we may not pay dividends in the future or may not pay them at rates we have paid in previous years. Because of the development of our earnings in 2009, our board of management and our supervisory board decided that Daimler AG will not pay a dividend for the 2009 financial year. For additional information on dividends and exchange rates please refer to "Item 3. Key Information" and "Item 10. Additional Information."

Significant Changes

        Except as described elsewhere in this annual report, no significant change has occurred since the date of our Consolidated Financial Statements included in this annual report.

 Item 9. The Offer and Listing

Trading Markets

        The principal trading markets for our ordinary shares are the Frankfurt Stock Exchange and the New York Stock Exchange. Our ordinary shares are also listed on the Stuttgart Stock Exchange. Our ordinary shares trade under the symbol "DAI".

        Daimler AG is included in the Deutsche Aktienindex (DAX), a continuously updated, capital weighted performance index of the 30 largest German companies. The DAX is the leading index of trading on the Frankfurt Stock Exchange. As of December 31, 2009, our ordinary shares represented approximately 5.98% of the DAX. Our shares also represented 1.29% of the Dow Jones STOXX 50®, which covers stocks from 10 European countries, and 2.05% of the Dow Jones EURO STOXX 50®, which covers stocks from the equity markets of those member states of the European Union that adopted the euro as their common legal currency. The transfer agents for our ordinary shares are Registrar Services GmbH, a subsidiary of Deutsche Bank AG, in Germany and The Bank of New York Mellon in the United States.

Trading on the Frankfurt Stock Exchange

        Our ordinary shares trade on the floor of the Frankfurt Stock Exchange, the most significant of the German stock exchanges, and also on Xetra, which stands for Exchange Electronic Trading. Xetra is an integrated electronic exchange system which is an integral part of the Frankfurt Stock Exchange. In 2009, Xetra accounted for approximately 99.1% of the trading volume of our ordinary shares on the Frankfurt Stock Exchange. The table below shows, for the periods indicated, the Xetra high and low closing sales prices for our ordinary shares.

	Price Per Daimler Ordinary Share
	High	Low
	(€)	(€)
Annual highs and lows
2005	45.65	30.20
2006	50.09	37.01
2007	77.76	46.30
2008	64.68	19.35
2009	37.65	17.44
Quarterly highs and lows
2008
First Quarter	64.68	48.24
Second Quarter	55.34	39.28
Third Quarter	43.37	35.40
Fourth Quarter	32.38	19.35
2009
First Quarter	27.75	17.44
Second Quarter	28.16	19.28
Third Quarter	34.41	23.65
Fourth Quarter	37.65	31.58

	Price Per Daimler Ordinary Share
	High	Low
	(€)	(€)
Monthly highs and lows
2009
August	33.83	30.86
September	34.41	30.15
October	37.62	32.65
November	35.98	31.58
December	37.65	34.86
2010
January	37.55	32.32
February (through February 16, 2010)	34.34	32.01

        On February 16, 2010, the closing sales price for our ordinary shares on Xetra was €32.62. This price was equivalent to US$44.83 per ordinary share, translated at the noon buying rate for euros on that date. For additional information regarding rates of exchange between the U.S. dollar and the euro, please refer to "Exchange Rate Information" in "Item 3. Key Information." Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of our ordinary shares traded on the exchange (including Xetra) in 2009 was 7.1 million. As of December 31, 2009, the market capitalization of our company on the Frankfurt Stock Exchange was €38.1 billion.

Trading on the New York Stock Exchange

        The following table shows, for the periods indicated, the high and low closing sales prices per ordinary share as reported on the New York Stock Exchange Composite Tape.

	Price Per Daimler Ordinary Share
	High	Low
	(US$)	(US$)
Price Per Daimler Ordinary Share
2005	54.83	39.03
2006	61.97	46.56
2007	111.60	60.06
2008	94.75	24.45
2009	55.95	21.58
Quarterly highs and lows
2008
First Quarter	94.75	73.64
Second Quarter	86.10	61.67
Third Quarter	66.64	50.50
Fourth Quarter	46.11	24.45
2009
First Quarter	39.11	21.58
Second Quarter	40.03	26.08
Third Quarter	50.58	33.05
Fourth Quarter	55.95	46.91

	Price Per Daimler Ordinary Share
	High	Low
	(US$)	(US$)
Monthly highs and lows
2009
August	48.84	43.60
September	50.58	42.70
October	55.95	47.83
November	53.93	46.91
December	54.13	51.57
2010
January	54.11	45.54
February (through February 16, 2010)	47.93	44.48

        On February 16, 2010, the closing sales price for our ordinary shares on the New York Stock Exchange as reported on the NYSE Composite Tape was US$45.12.

Item 10. Additional Information.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        In connection with the transfer of most of our aerospace activities to EADS in July 2000, Dornier GmbH became an indirect subsidiary of EADS. The remaining Dornier minority shareholders have the right, exercisable at any time, to exchange all or any portion of their shares in Dornier for cash, for Daimler AG ordinary shares, or for shares in our subsidiary Daimler Luft- und Raumfahrt Holding Aktiengesellschaft (DLRH) which holds a minority interest in DADC Luft- und Raumfahrt Beteiligungs AG, the holding company of Dornier GmbH. Those Dornier shareholders who previously exchanged some of their Dornier shares for DLRH shares retain the right to exchange these DLRH shares for cash or for Daimler AG ordinary shares and some of them have already partially exercised that right.

        For information on shares and options held by members of our supervisory board, our board of management, and our other senior executives, please refer to the discussion under the heading "Share Ownership" in "Item 6. Directors, Senior Management and Employees."

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

        The Board of Management which acts under the principle of collective responsibility manages our business. It is authorized to represent Daimler AG and to enter into binding agreements with third parties on its behalf. The board of management submits regular reports to the supervisory board about the corporation's operations, business strategies and financial condition and informs the supervisory board and its chairman of other important matters affecting its performance and profitability. It also prepares special reports upon request. A person may not serve on the board of management and the supervisory board at the same time.

        Several of our specific corporate governance provisions are summarized below.

Business Purposes

        As stated in Section 2 of our articles of incorporation, our business purpose is to engage, directly or indirectly, in business in the fields of development, production and sale of products and rendering of services, especially in the following lines of business:

  •
  land vehicles;

  •
  watercraft, aircraft, spacecraft and other products in the fields of road transport, aerospace and marine technology;

  •
  engines and other propulsion systems;

  •
  electronic devices, machinery and systems;

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

Directors

        Under German law, our supervisory board members and board of management members owe duties of loyalty and care to our company. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of the company, including the interests of its shareholders and employees and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages. Board members are not liable to our company if they acted pursuant to a lawful resolution of the shareholders' meeting. A board member is not liable for breach of duty for a business decision that he or she reasonably believes is based on appropriate information and is in the company's interest. Supervisory board and board of management members are not obligated to own shares of the corporation to qualify for board membership. We have, however, established stock ownership guidelines for members of our board of management which require that a portion of their personal assets consist of Daimler shares. Although German law permits us to make loans to members of our supervisory board and board of management if approved by the supervisory board, the U.S. Sarbanes-Oxley Act of 2002 (also applicable to foreign private issuers like us) prohibits almost all such loans. German law stipulates that our supervisory board and board of management members may not vote on a matter that concerns ratification of his or her own acts or discharges the board member from liability or enforcement of a claim against the board member by our company. The shareholder representatives of our supervisory board may be elected for varying terms of office. For further information about our supervisory board and board of management, including compensation and term of office, please refer to "Item 6. Directors, Senior Management and Employees."

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

        The following is a summary of significant provisions under German law and our articles of incorporation relating to our ordinary shares:

        Capital Increases.    In accordance with approved or conditional capital passed upon by our shareholders, we may increase our share capital in consideration of cash or non-cash contributions. Approved capital provides our board of management with the flexibility to issue new shares during a period of up to five years, generally to preserve liquidity. Conditional capital allows the issuance of new shares for specified purposes, including subscription rights (e.g. from stock option plans) for employees and members of the board of management, mergers, and upon conversion of option bonds and convertible bonds. A resolution authorizing approved or conditional capital requires the votes of a 75% majority of the issued shares present at the shareholders' meeting at which the resolution is proposed. Our articles of incorporation do not provide for a larger capital majority or additional requirements that are more stringent than the law requires.

        Redemption.    Our share capital may be reduced by a specific resolution adopted by our shareholders. Our share capital may also be reduced by retiring and canceling shares purchased in a share buy-back program if the authorization by the shareholders contemplates such cancellation.

        Preemptive Rights.    Our articles of incorporation provide that the preemptive right (Bezugsrecht) of shareholders to subscribe for the issue of additional shares under existing approved or conditional capital in proportion to their shareholdings in the existing capital may be excluded under certain circumstances.

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

Dividends

        We declare and pay a dividend on our ordinary shares for a financial year if the unappropriated profits of Daimler AG for the relevant year are sufficient to pay a dividend, our board of management and our supervisory boards propose a dividend, and the annual general meeting of our shareholders approves the declaration and payment of a dividend. Our supervisory board approves the unconsolidated financial statements (prepared in accordance with German GAAP) of the Group's parent company, Daimler AG, proposed by our board of management for each financial year and both boards recommend a resolution on the allocation of all unappropriated profits, including any amount of net profits to be distributed as a dividend to our shareholders, for approval at the meeting. All shareholders holding shares on the date of the annual general meeting approving the dividend are entitled to receive the declared dividend, unless the shares they hold were newly issued in the year of, but prior to the date of, the annual general meeting and such shares are only entitled to dividends beginning with the financial year in which the new shares were issued. We pay dividends to shareholders in proportion to their percentage ownership of our outstanding share capital. A shareholder's right to claim a dividend expires four years from the end of the year in which the shareholders' meeting adopted the resolution on the dividend and the dividend has become due for payment.

        Our articles of incorporation, in accordance with the German Stock Corporation Act (Aktiengesetz), authorize our board of management, with the approval of our supervisory board, to make an interim payment to shareholders with respect to the unappropriated profit of the prior financial year, if a preliminary closing of the financial statements for that year shows a profit. The interim payment may not exceed 50% of the amount of the foreseeable unappropriated profit remaining after deducting any amounts required to be transferred to retained earnings. Furthermore, the interim payment may not exceed 50% of the previous fiscal year's unappropriated profit.

        Our articles of incorporation provide for issuing new shares from approved and conditional capital previously authorized by the shareholders. With respect to the existing conditional capital, our articles further provide that such new shares may be entitled to the entire per ordinary share annual dividend for the year in which they are issued.

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

  •
  authorizing approved and conditional capital;

  •
  excluding preemptive rights of shareholders to subscribe for new shares;

  •
  dissolving our company;

  •
  merging into, or consolidating with, another stock corporation;

  •
  transferring all or virtually all of our assets; and

  •
  changing our corporate form.

Shareholder Meetings

        Our board of management, our supervisory board, or shareholders owning in the aggregate at least 5% of our outstanding shares may call a meeting of shareholders. The supervisory board must convene a general shareholders' meeting if this is deemed necessary for the well-being of Daimler AG. There is no minimum quorum requirement for shareholder meetings. At the annual general meeting we present the Daimler AG financial statements, the consolidated financial statements of the Group, the management reports for Daimler AG and the Group and the report of the supervisory board. We further ask our shareholders to ratify the actions of the members of our board of management and our supervisory board during the prior year and to approve the allocation of unappropriated profit (determined in accordance with German GAAP) of the Group's parent company, Daimler AG, and to appoint the independent auditor proposed by the supervisory board on recommendation of the audit committee. Our shareholders also elect their representatives to our supervisory board at the general meeting for terms of up to five years.

        Amendments to our articles of incorporation, resolutions regarding approved or conditional capital, the authorization of the company to buy back its own shares and other items for the agenda may be proposed either by our supervisory board and board of management, or by a shareholder or group of shareholders holding a minimum of either 5% of the issued shares or shares representing at least €500,000 of the company's share capital.

        If a shareholder wants to participate and vote at any of our shareholders' meetings, the shareholder must be registered in the share register on the meeting date and must also have notified us no later than four calendar days before the meeting date (not counting the day of the meeting and the day of receipt of the notice) that he or she wishes to attend the meeting. Instead of voting in person at the meeting, shareholders may vote their shares by proxy after having conferred a power of attorney in advance of the meeting either by signing and returning the proxy card mailed to them or via the internet or electronic mail as specified by the company. We mail or e-mail a meeting notice to our shareholders, which includes a proxy card and an agenda describing the items to be voted on at the meeting. As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in North America is substantially similar to the process utilized by publicly held companies incorporated in the United States. Unless a shorter period is permissible by law, the general shareholders' meeting must be convened at least 30 days before the day by which shareholders must register for the meeting and we must announce the meeting, stating the agenda, in the electronic Federal Gazette (elektronischer Bundesanzeiger) and provide for Europe-wide distribution of the announcement.

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

        In addition, with respect to derivative instruments, under German law, anyone who directly or indirectly holds financial instruments that grant the holder the right to unilaterally acquire, under a legally binding agreement, previously issued voting shares of an issuer must promptly upon obtaining, exceeding, or no longer holding 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%, and within no more than four trading days, provide notice thereof to the issuer and to the German Federal Financial Supervisory Authority. Since March 2009, voting rights from shares and voting rights obtainable through financial instruments are aggregated for determining whether a disclosure obligation exists. In instances where a disclosure with respect to voting rights is or has been made, an additional disclosure regarding financial instruments will not be necessary unless the aggregate amount of voting rights from or relating to all securities meets, exceeds or falls below any of the above thresholds.

        A German issuer must publish promptly any such notice it receives, but in any event no later than three trading days after receiving the notice. The notice must be published through an electronically operated information dissemination system, a news agency, a news provider, a print medium, and a website for the financial markets (jointly known as a media bundle). In that regard, at least one of those media must allow an active dissemination throughout Europe. In addition, the issuer must promptly, though not prior to publication, transmit a copy of the notice to the company register (Unternehmensregister). At the same time, the issuer must notify the German Federal Financial Supervisory Authority of the publication.

        The German Securities Trading Act also contains various provisions designed to ensure that shareholdings in listed companies are attributed to the person who actually controls the voting rights associated with such shares.

        Failure by a shareholder to give a required notice results, for the duration of the failure, in the loss of the voting rights from the shares that belong to such shareholder or from shares whose voting rights are attributable to it. Dividend rights are not affected if the failure to give notice was not willful and such failure has been remedied on or before the date of the annual meeting at which the dividend is approved. In certain cases involving a willful or grossly negligent breach of the notification obligations, the loss of rights will continue for an additional six months. In addition, a fine may be imposed for failure to comply with the notice requirement.

        Once a party's voting rights from shares in a German issuer meet or exceed the 10% threshold or a higher threshold, such party must notify the issuer, within twenty trading days, of its intentions with respect to the acquisition of the voting rights, identify the source of the funds used to make the acquisition and, in the process, make other required disclosures.

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

German Corporate Governance Code Declaration

        We, like other publicly traded companies in Germany, are subject to the German Corporate Governance Code that recommends specific governance practices. The German Stock Corporation Act (Aktiengesetz) requires a company's supervisory board and board of management to declare annually if the Code's recommendations have been and are being met or, if not, which recommendations have not or are not being applied and why not. Shareholders must be given permanent access to such declaration. Our supervisory board and board of management issued a statement declaring that we have complied, do comply and intend to comply in the future with the recommendations of the Corporate Governance Code, subject to the exceptions and for the reasons identified in the declaration. We have filed an English translation of the declaration as an exhibit to this annual report and also made it available on our website at http://www.daimler.com/dccom/0-5-58949-1-58937-1-0-0-0-0-0-8-7145-0-0-0-0-0-0-0.html.

MATERIAL CONTRACTS

        In May 2007, DaimlerChrysler AG, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and a subsidiary of the private-equity firm Cerberus Capital Management L.P. (Cerberus) entered into a Contribution Agreement pursuant to which a majority interest in the Chrysler Group and the related Chrysler financial services business in the NAFTA region (the Chrysler activities) was acquired by a subsidiary of Cerberus. The agreement provided for Cerberus to make a capital contribution of €5.2 billion (US$7.2 billion) in return for an 80.1% equity interest in Chrysler Holding LLC, a newly established holding company for the Chrysler activities. We retained a 19.9% non-controlling equity interest in Chrysler Holding LLC. The transaction closed on August 3, 2007.

        In connection with the Cerberus transaction, our subsidiary DaimlerChrysler North America Finance Corporation agreed pursuant to the Second Lien Term Loan Agreement, dated as of August 3, 2007, among Carco Intermediate Holdco II, LLC, Chrysler LLC, the several banks and other financial institutions or entities from time to time party thereto, JP Morgan Chase Bank, N.A., as administrative agent and the other agents party thereto, to provide a second lien loan of up to US$1.5 billion. This loan was drawn in 2008.

        In June 2009, based on a binding term sheet signed in April 2009, we entered into a redemption agreement regarding our remaining 19.9% non-controlling equity interest in Chrysler Holding LLC. As a result of the redemption, Daimler no longer holds any equity interest in Chrysler Holding LLC or its subsidiaries and all our representatives resigned from the boards of Chrysler Holding LLC and its subsidiaries. The binding term sheet also provided for a settlement agreement, which was signed later in June 2009, covering among others things the forgiveness of the Group's receivables, including accrued interest, in connection with a subordinated loan and the above-mentioned second lien loan and the release of certain claims previously made by Cerberus against Daimler. In addition, pursuant to the settlement agreement, Daimler's US$1 billion guarantee of Chrysler pension plans, provided to the U.S. Pension Benefit Guaranty Corporation in 2007 in connection with the Cerberus transaction, was cancelled, and Daimler paid US$200 million into the Chrysler pension plans in June 2009, agreed to make further payments of US$200 million in each of 2010 and 2011 and provided a replacement guarantee of US$200 million which will remain in place until August 2012. The nominal amounts of the forgiven receivables, which were fully impaired at December 31, 2008, were US$0.4 billion and US$1.5 billion, respectively. However, the forgiveness of the US$1.5 billion second lien loan by Daimler was subject to the condition that the official committee of unsecured creditors of Chrysler, formed as part of Chrysler's bankruptcy proceedings, would not commence litigation against Daimler. In the third quarter of 2009, the committee filed a complaint with the bankruptcy court which is primarily related to transactions undertaken in connection with the acquisition by Cerberus of its majority interest in Chrysler in 2007. As a consequence, the forgiveness of the US$1.5 billion second lien loan did not become effective.

        For additional information on the Chrysler transactions, please refer to Note 2 to our Consolidated Financial Statements and the discussions under "Introduction" in "Item 4. Information on the Company" and "Operating Results" in "Item 5. Operating and Financial Review and Prospects." For additional information on the lawsuit brought by the Official Committee of Unsecured Creditors of Old CarCo LLC (formerly known as Chrysler LLC), please refer to the discussion under the heading "Legal Proceedings" in "Item 8. Financial Information" and to Note 27 to our Consolidated Financial Statements.

        In March 2009, Daimler AG, Aabar Investments PJSC of Abu Dhabi and Semare Beteiligungsverwaltungs GmbH, an indirect wholly-owned subsidiary of Aabar, entered into an Investment Agreement pursuant to which Semare agreed to subscribe to 96,408,000 newly issued ordinary shares, no par value, of Daimler AG at an issue price of €20.27 per share or €1,954,190,160 in the aggregate. Following the closing of the transaction on March 24, 2009, Aabar reported that it and some of its affiliates beneficially held 9.4% of the outstanding ordinary shares of Daimler AG. Please also refer to the discussion under the heading "Major Shareholders" under "Item 7. Major Shareholders and Related Party Transactions."

        Concurrently with Aabar's investment in Daimler AG, Daimler AG and International Petroleum Investment Company (IPIC), an entity owned by the Government of the Emirate of Abu Dhabi which in turn controls the majority of the board of directors of Aabar, identified areas of future strategic cooperation, including projects relating to electric automobiles with a particular focus on projects aiming at the reduction of CO2 emissions, projects with respect to the development and/or production of innovative compound materials to be used in automobiles, and possible joint investment proposals relating to each. In addition, IPIC and Abu Dhabi acknowledged the special importance of Daimler's willingness to support corporate and social responsibility projects in Abu Dhabi.

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

        We have based our discussion on existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report. These tax laws are subject to change, possibly with retroactive effect. Our discussion does not address all aspects of United States federal income and German taxation that may be relevant to you in light of your particular circumstances. For example, our discussion does not address tax consequences resulting from shares acquired pursuant to the exercise of employee stock options or shares otherwise received as compensation and it does not include tax consequences to shareholders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, tax-exempt organizations, broker dealers and corporations that own

10% or more of our ordinary shares). This discussion does not address the tax consequences to any person who owns an interest in a partnership or any other pass-through entity that holds Daimler ordinary shares. The discussion also does not address the consequences of the alternative minimum tax to any person or any aspects of state, local or non-United States tax law other than some aspects of German tax law.

        We strongly urge you to consult your tax advisor as to the United States federal income and German tax consequences and any other tax consequences of holding our ordinary shares. You should also discuss with your tax advisor any facts and circumstances that may be unique to you. To the extent the following discussion relates to withholding tax, refund procedures and other matters regarding dividends, the discussion is intended as a general guideline and should not be interpreted to mean that dividends will be paid for any particular period.

Withholding Tax on Dividends

        Effective as of January 1, 2009, the withholding tax rate on dividends paid by a German corporation to non-resident stockholders has been increased from a total rate of 21.1% (consisting of a 20% withholding tax and an effective 1.1% surcharge) to a total effective rate of 26.375% (consisting of a 25% withholding tax and an effective 1.375% surcharge). Following that change, Daimler AG will be required to withhold German tax on dividends paid to non-resident stockholders in 2010 at a total effective rate of 26.375%. U.S. shareholders can obtain a partial refund of this 26.375% aggregate German withholding tax under the Income Tax Treaty.

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

        The Income Tax Treaty reduces the German withholding tax rate from 26.375% to 15% of the gross amount of any dividend you receive from a German corporation. Therefore, you may apply for a refund of German withholding tax in an amount equal to 11.375% of the gross amount of the dividend you received (26.375% aggregate German withholding tax rate minus 15% Income Tax Treaty withholding tax rate).

        Thus, as an example, each US$1,000 of gross dividend paid to you will be subject to a German withholding tax of US$263.75, of which US$113.75 may be refunded to you under the Income Tax Treaty. Assuming you receive the US$113.75 refund, you will receive in total US$850 of cash for each US$1,000 of gross dividend (US$736.25 directly and US$113.75 by way of withholding tax refund). The United States federal income tax rules will treat you as if you received a total dividend of US$1,000, and you will have to include US$1,000 in your gross income. You may also be entitled to a foreign tax credit, subject to applicable limitations of United States federal income tax law, for the net US$150 of German withholding tax.

        You must include any euro-denominated dividends you receive in your gross income in a dollar equivalent amount that is based on the exchange rate on the date you receive or are treated as having received the dividends. If you convert these dividends into dollars on the date you receive or are treated as having received the dividends, you should not be required to recognize foreign currency gain or loss on the dividend. You may, however, be required to recognize foreign currency gain or loss on your receipt of refunds of German withholding tax to the extent that (A) the dollar value of the refund you received or were treated as having received differs from (B) the dollar equivalent of the refund on the date you received or were treated as having received the underlying dividend. United States federal income tax rules treat any such foreign currency gain or loss as ordinary income or loss.

Withholding Tax Refund Procedures

  Simplified Refund Procedures

        If you are a record holder of our ordinary shares who is registered in our share register, our U.S. transfer agent, The Bank of New York, will initially receive any dividends you are entitled to and will then distribute them to you. The U.S. transfer agent will also assist you in obtaining the refund of German withholding tax under the Income Tax Treaty. These arrangements may be amended or revoked at any time in the future.

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

  Other Refund Procedures

        If you are not eligible for the simplified refund procedures discussed above, you must submit a special claim for refund to the German tax authorities to request your refund of German withholding tax. Your refund claim request must include with your claim the original or a certified copy of the bank voucher that you received from the U.S. transfer agent. This voucher must show the amount of tax that was withheld. You must submit your claim within four years from the end of the calendar year in which you received the dividend. You can obtain a form for your claim for refund from: (i) the German tax authorities at the same address where you will have to file your claim, which is: Bundeszentralamt für Steuern, D-53221 Bonn, Germany, or (ii) the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

        You must also submit to the German tax authorities IRS Form 6166, Certification of United States Residency. A shareholder seeking the Form 6166 certification must complete IRS Form 8802, Application for United States Residency Certification. A user fee is charged by the IRS to process Form 8802. The user fee is US$35 for a request for up to twenty original Forms 6166 issued under a single taxpayer identification number ("TIN"). Additional user fees apply to additional requests for Form 6166 under the same TIN or requests for Form 6166 under a different TIN. The user fee must be in the form of a check, money order or electronic payment payable in U.S. dollars to the United States Treasury.

        If you choose to submit the user fee in the form of a check or money order, you must send the completed Form 8802, all required statements and documentation and the appropriate user fee to the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176-6052, USA, or by private delivery service to Citibank, Attn: IRS Lockbox Operations, 500 White Clay Center Drive, Building 500, Newark, DE 19711. If you choose to submit the user fee by electronic payment, you must send the completed Form 8802 and all required statements and documentation to the Internal Revenue Service, P.O. Box 16347, Philadelphia, PA 19114-0447. The Certification requests are generally processed within 45 days from the date received. Form 8802 and the related instructions can be found on the IRS website at http://www.irs.gov.

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

        Form 1099-DIV for 2009 will report the gross amount of Daimler qualified dividends in Box 1b. Nevertheless, shareholders are required to determine whether they meet the necessary holding period requirements and to what extent they are eligible to claim a foreign tax credit with respect to the Daimler dividend.

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

DOCUMENTS ON DISPLAY

        You may read and copy the reports and other information we file with the United States Securities and Exchange Commission (SEC), including this annual report and the exhibits thereto, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also access our annual reports and some of the other information we file with or submit to the SEC electronically through the SEC's website at www.sec.gov. In addition, you may inspect materials we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

        For a detailed description of our risk management control systems and information about our exchange rate risk, interest rate risk as well as our equity price risk and commodity price risk, please refer to the discussion under the sub-heading "Finance Market Risks" in Note 30 to our Consolidated Financial Statements. Any market sensitive instruments, including equity and interest bearing securities that our pension and other post-employment benefit plans hold are not included in the quantitative or qualitative analyses presented in Note 30. Please refer to Note 21 to our Consolidated Financial Statements for additional information regarding our pension plans. For a description of how we account for derivative financial instruments refer to Notes 1 and 29 to our Consolidated Financial Statements.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

 PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

        Disclosure controls and procedures.    Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our management, with the participation of the chairman of our board of management and the member of our board of management responsible for Finance & Controlling/Daimler Financial Services, has evaluated, as of December 31, 2009, the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on such evaluation, the chairman of our board of management and the member of the board of management responsible for Finance & Controlling/Daimler Financial Services have concluded that, as of December 31, 2009, our disclosure controls and procedures are effective to achieve their intended objectives.

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

        Daimler's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

        Based on its assessment, management believes that, as of December 31, 2009, the company's internal control over financial reporting is effective.

        KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company's internal control over financial reporting as of December 31, 2009. This attestation report appears on page F-3.

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

 Item 16A. Audit Committee Financial Expert.

        Our supervisory board has made the formal determination that Bernhard Walter and Clemens Börsig are "audit committee financial experts" as that term is defined by SEC rules, and that they are "independent" as that term is defined under applicable New York Stock Exchange listing standards.

Item 16B. Code of Ethics.

        Our supervisory board has adopted our code of ethics, a code that applies to members of the board of management, including its chairman and the member responsible for Finance & Controlling, and other senior officers, including the Chief Controller and the Chief Accounting Officer. This code is publicly available on our website at http://www.daimler.com/dccom/0-5-168351-1-168355-1-0-0-0-0-0-36-7155-0-0-0-0-0-0-0.html.

 Item 16C. Principal Accountant Fees and Services.

        At the annual meeting held on April 8, 2009, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG AG), to serve as our independent auditor for the 2009 fiscal year. For additional information regarding the appointment of our independent auditor please refer to "Item 6. Directors, Senior Management and Employees." The following table summarizes fees charged in connection with professional services provided by KPMG AG and other independent member firms within the international KPMG network for each of the last two fiscal years.

	Year Ended December 31,
	2009	2008
	(€ in millions)
Audit Fees	44	50
Audit-Related Fees	2	2
Tax Fees	—	1
All Other Fees	1	2

Total	47	55

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

Audit Committee's Pre-approval Policies and Procedures.

        Our audit committee nominates and engages our independent auditor to audit our financial statements. For additional information regarding our audit committee and the appointment of our independent auditor, please refer to "Item 6. Directors, Senior Management and Employees." In 2003, our audit committee adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit Related Services, Tax Services, and Other Services that may be performed by our independent auditors. In addition, the audit committee limited the aggregate amount in fees our independent auditors may receive during the 2009 fiscal year for non-audit services in certain categories.

        Our Chief Accounting Officer reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. We inform the audit committee about these approvals on a semiannual basis. Services that are not included in the catalog require pre-approval by the audit committee chairman on a case-by-case basis. The audit committee's chairman is not permitted to approve any engagement of our independent auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        In 2009, we did not repurchase any of our ordinary shares, including under a share buy-back program.

        At the annual general meeting held on April 9, 2008, our shareholders authorized us, until October 9, 2009, to repurchase ordinary shares up to 10% of our share capital as of April 9, 2008. Pursuant to this authorization, the board of management decided, with the approval of the supervisory board, to conduct a further share buy-back program of up to 10% of the share capital for a maximum consideration of €6 billion, which we announced on June 17, 2008. At December 31, 2008, Daimler AG had repurchased 37,283,831 shares for an aggregate consideration of €1.45 billion under that program. The repurchased shares, which we continue to hold as treasury shares, represented 3.87% of the shares outstanding as of April 9, 2008. As a result of the uncertainty in the automotive markets in the second half of 2008, we suspended the further execution of that buy-back program on October 24, 2008 and did not reinstate the program before the related shareholder authorization expired on October 9, 2009. For additional information regarding our share buy-back programs, please refer to Note 19 to our Consolidated Financial Statements.

        We also did not effect any purchases of ordinary shares in 2009 in connection with our employee stock purchase program. However, in connection with a stock ownership program established for the benefit of Group employees in the United Kingdom, a fund owned by Daimler UK Share Trustee Ltd., a trust established by our UK distributor, purchased 4,666 ordinary shares of Daimler AG ordinary shares at an average price per share of GBP25.30. An independent fiduciary administers the fund.

        In addition, in 2009, some of our sponsored pension and other post-employment benefit plans purchased 3,316,388 certificates on Daimler AG ordinary shares at an average price per unit of 22.46 and 100,634 Daimler AG ordinary shares at an average price per share of €24.49.

 Item 16F. Change in Registrant's Certifying Accountant.

        Not applicable.

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

        Our board of management is responsible for managing our business and representing Daimler AG in its dealings with third parties. The board of management's functions are comparable to those performed in the ordinary course of business by the senior executive officers of a U.S. company. However, the members of the board of management, including its chairman, are regarded as peers and share a collective responsibility for all management decisions.

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

Independence

        Unlike the NYSE listing standards, German law does not require the supervisory board to have a majority of independent directors nor does it provide for an affirmative independence determination. If the supervisory board of a German stock corporation has established an audit committee, however, German law requires, since May 2009, that at least one member of the audit committee be independent and have financial expertise. In addition, the members of our audit committee must meet the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are also several other rules under German law directed at the independence of supervisory board members. In addition to prohibiting members of the board of management from serving on the supervisory board, German law prohibits former members of the board of management of a listed company, effective as of August 2009, to serve on the supervisory board during the two years immediately following termination of their membership on the board of management, unless at least 25% of the outstanding shareholder voting rights propose the former board of management member for election to the supervisory board. German law further requires members of the supervisory board to act in the best interest of the company. They are also not bound by directions or instructions from third parties. Moreover, according to German law, consulting or other service agreements between a German stock corporation and any of its supervisory board members must be approved by the supervisory board.

        The German Corporate Governance Code contains additional corporate governance rules directed at the independence of supervisory board members. The Code recommends that the supervisory board includes an adequate number of independent members. The rules of procedure of our supervisory board implement this recommendation by providing that more than half of the shareholder representatives on the supervisory board should be independent. The Code also suggests that the head of the audit committee be independent, and the rules of procedure of our audit committee reflect that suggestion. Moreover, in accordance with the Code, our supervisory board takes into account potential conflicts of interest when nominating candidates for election to the supervisory board as shareholder representatives. If a significant conflict of interest that is more than temporary arises during the term of a member of our supervisory board, the rules of procedure of our supervisory board require such member to resign. Contrary to the requirements of the NYSE listing standards, the supervisory board is not required to meet at regularly scheduled executive sessions without the board of management attending. The supervisory board meets without members of the board of management attending, however, if necessary or at the supervisory board's election.

        In an effort to introduce a broader range of experiences and expertise and a greater degree of independence, consistent with the German Corporate Governance Code, the articles of incorporation of Daimler AG provide that no more than two former members of our board of management may be members of the supervisory board at any given time. In addition, no individual holding an executive position or advisory role in a major competitor may be a member of our supervisory board, and no member of our supervisory board may hold more than three other supervisory board positions in listed companies outside the Group, if he or she is also a member of the board of management of a listed company.

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

        In addition to the mediation committee, we have an audit committee (Prüfungsausschuss) which handles the formal engagement of the company's independent auditor once the auditor has been elected by the annual meeting of shareholders. Our audit committee also addresses issues of accounting, risk management, internal control, internal audit, compliance and auditor independence.

        The presidential committee (Präsidialausschuss) prepares and recommends to the supervisory board for resolution the compensation structure and individual compensation packages for the members of our board of management. The presidential committee also makes recommendations regarding the individual performance target achievement of our board of management members. In addition, the committee handles all matters unrelated to compensation that involve the service contracts and other contractual arrangements with our board of management members. Since August 2009, German law requires that not only the overall compensation structure for the board of management but also the individual compensation of each of its members be determined by the full supervisory board and not be delegated to a committee.

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

 PART III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        You can find our Consolidated Financial Statements on pages F1 through F-98.

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
Contribution Agreement, dated May 14, 2007, among DaimlerChrysler AG, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and CG Investor, LLC (filed as an Exhibit to Daimler AG's Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference); Second Lien Term Loan Agreement, dated as of August 3, 2007, among Carco Intermediate Holdco II, LLC, Chrysler LLC, the several banks and other financial institutions or entities from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, First Omnibus Amendment, dated as of September 28, 2007, to, among others, Second Lien Credit Arrangement, and Second Amendment, dated as of November 29, 2007, to Second Lien Credit Agreement (filed as an Exhibit to Daimler AG's Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference); Redemption Agreement, dated as of June 3, 2009, by and among Daimler North America Finance Corporation (formerly known as DaimlerChrysler North America Finance Corporation), Daimler Investments U.S. Corporation (formerly known as DaimlerChrysler Holding Corporation), Chrysler Holding LLC, CG Investment Group, LLC, CG Investment Group II, LLC, Chrysler Holding Management LLC, FinCo Management LLC, and CarCo Management LLC; Settlement Agreement III, dated as of June 5, 2009, by and among Daimler North America Finance Corporation (formerly known as DaimlerChrysler North America Finance Corporation), Daimler Investments U.S. Corporation (formerly known as DaimlerChrysler Holding Corporation), Daimler AG (formerly known as DaimlerChrysler AG), CG Investment Group, LLC, CG Investor, LLC, Chrysler Holding LLC, CarCo Immediate HoldCo I LLC, Chrysler LLC, and the Pension Benefit Guaranty Corporation; Investment Agreement, dated March 22, 2009, among Daimler AG, Semare Beteiligungsverwaltungs GmbH and Aabar Investments PJSC.
7.	Ratios of Earnings to Fixed Charges.
8.1	List of subsidiaries.
12.1	Certification of the Chairman of the Board of Management pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Member of the Board of Management, Finance & Controlling/Daimler Financial Services pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.
15.1	Declaration by the Board of Management and Supervisory Board of Daimler AG pursuant to §161 Joint Stock Corporation Act (AktG) regarding the German Corporate Governance Code as amended on June 18, 2009 with effect as of August 5, 2009.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 3, 2010

DAIMLER AG
By:	/s/ DIETER ZETSCHE Dr. Dieter Zetsche Chairman of the Board of Management/Head of Mercedes-Benz Cars
By:	/s/ BODO UEBBER Bodo Uebber Member of the Board of Management Finance & Controlling/Daimler Financial Services

DAIMLER AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Daimler AG:

        We have audited the accompanying consolidated statements of financial position of Daimler AG and subsidiaries ("Daimler") as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of Daimler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daimler as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Daimler's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2010 expressed an unqualified opinion on the effectiveness of Daimler's internal control over financial reporting.

KPMG AG Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
Daimler AG:

        We have audited Daimler AG's and subsidiaries' ("Daimler") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Daimler's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Daimler maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Daimler AG and subsidiaries ("Daimler") as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
March 1, 2010

DAIMLER AG AND SUBSIDIARIES
Consolidated Statement of Income (Loss)

		Consolidated			Industrial Business (unaudited additional information)			Daimler Financial Services (unaudited additional information)
		Year ended December 31,			Year ended December 31,			Year ended December 31,
in millions of €	Note	2009	2008	2007	2009	2008	2007	2009	2008	2007

Revenue	3	78,924	98,469	101,569	66,928	86,505	90,602	11,996	11,964	10,967

Cost of sales	4	(65,567)	(76,910)	(77,574)	(54,268)	(66,396)	(68,082)	(11,299)	(10,514)	(9,492)

Gross profit		13,357	21,559	23,995	12,660	20,109	22,520	697	1,450	1,475

Selling expenses	4	(7,608)	(9,204)	(8,956)	(7,303)	(8,887)	(8,643)	(305)	(317)	(313)

General administrative expenses	4	(3,287)	(4,124)	(4,023)	(2,838)	(3,608)	(3,492)	(449)	(516)	(531)

Research and non-capitalized development costs	4	(2,896)	(3,055)	(3,158)	(2,896)	(3,055)	(3,158)	—	—	—

Other operating income	5	693	1,234	741	589	1,181	701	104	53	40

Other operating expense	5	(503)	(454)	(714)	(460)	(432)	(666)	(43)	(22)	(48)

Share of profit (loss) from investments accounted for using the equity method, net	12	72	(998)	1,053	65	(1,029)	1,051	7	31	2

Other financial income (expense), net	6	(1,341)	(2,228)	(228)	(1,339)	(2,226)	(233)	(2)	(2)	5

Earnings before interest and taxes (EBIT)[1]		(1,513)	2,730	8,710	(1,522)	2,053	8,080	9	677	630

Interest income (expense), net	7	(785)	65	471	(775)	76	482	(10)	(11)	(11)

Profit (loss) before income taxes		(2,298)	2,795	9,181	(2,297)	2,129	8,562	(1)	666	619

Income tax expense (benefit)	8	(346)	(1,091)	(4,326)	(350)	(882)	(4,101)	4	(209)	(225)

Net profit (loss) from continuing operations		(2,644)	1,704	4,855	(2,647)	1,247	4,461	3	457	394

Net profit (loss) from discontinued operations	2	—	(290)	(870)	—	(290)	(1,850)	—	—	980

Net profit (loss)		(2,644)	1,414	3,985	(2,647)	957	2,611	3	457	1,374

Minority interest		4	(66)	(6)

Profit (loss) attributable to shareholders of Daimler AG		(2,640)	1,348	3,979

Earnings (loss) per share (in €) for profit attributable to shareholders of Daimler AG	33

Basic

Net profit (loss) from continuing operations		(2.63)	1.71	4.67

Net profit (loss) from discontinued operations		—	(0.30)	(0.84)

Net profit (loss)		(2.63)	1.41	3.83

Diluted

Net profit (loss) from continuing operations		(2.63)	1.70	4.63

Net profit (loss) from discontinued operations		—	(0.30)	(0.83)

Net profit (loss)		(2.63)	1.40	3.80

1
EBIT includes expenses from compounding of provisions (2009: €1,003 million; 2008: €429 million; 2007: €444 million).

The accompanying notes are an integral part of these consolidated financial statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Statement of Comprehensive Income (Loss)1

	Consolidated
in millions of €	2009	2008	2007

Net profit (loss)	(2,644)	1,414	3,985

Unrealized gains (losses) from currency translation adjustments	267	(32)	(790)

Unrealized gains (losses) from financial assets available for sale	247	(274)	(83)

Unrealized gains (losses) from derivative financial instruments	(308)	(54)	505

Unrealized gains (losses) from investments accounted for using the equity method	195	(412)	(425)

Other comprehensive income (loss), net of taxes	401	(772)	(793)

Thereof minority interest	103	(31)	69

Thereof profit (loss) attributable to shareholders of Daimler AG	298	(741)	(862)

Total comprehensive income (loss)	(2,243)	642	3,192

Thereof minority interest	99	35	75

Thereof profit (loss) attributable to shareholders of Daimler AG	(2,342)	607	3,117

1
For other information regarding comprehensive income (loss), see Note 19.

The accompanying notes are an integral part of these consolidated financial statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Statement of Financial Position

		Consolidated		Industrial Business (unaudited additional information)		Daimler Financial Services (unaudited additional information)
		At December 31,		At December 31,		At December 31,
in millions of €	Note	2009	2008	2009	2008	2009	2008

Assets

Intangible assets	9	6,753	6,113	6,690	6,040	63	73

Property, plant and equipment	10	15,965	16,087	15,911	16,022	54	65

Equipment on operating leases	11	18,532	18,672	8,651	7,185	9,881	11,487

Investments accounted for using the equity method	12	4,295	4,249	4,241	4,188	54	61

Receivables from financial services	13	22,250	25,003	(24)	(302)	22,274	25,305

Other financial assets	14	4,017	3,278	2,719	3,060	1,298	218

Deferred tax assets	8	2,233	2,828	1,830	2,544	403	284

Other assets	15	496	606	305	454	191	152

Total non-current assets		74,541	76,836	40,323	39,191	34,218	37,645

Inventories	16	12,845	16,805	12,337	16,244	508	561

Trade receivables	17	5,285	6,999	5,073	6,793	212	206

Receivables from financial services	13	16,228	17,384	(37)	(67)	16,265	17,451

Cash and cash equivalents		9,800	6,912	6,735	4,664	3,065	2,248

Other financial assets	14	7,460	4,718	676	(2,489)	6,784	7,207

Other assets	15	2,352	2,571	(1,346)	181	3,698	2,390

Sub-total current assets		53,970	55,389	23,438	25,326	30,532	30,063

Assets held for sale from non-automotive leasing portfolios	18	310	—	—	—	310	—

Total current assets		54,280	55,389	23,438	25,326	30,842	30,063

Total assets		128,821	132,225	63,761	64,517	65,060	67,708

Equity and liabilities

Share capital		3,045	2,768

Capital reserves		11,864	10,204

Retained earnings		16,163	19,359

Other reserves		632	334

Treasury shares		(1,443)	(1,443)

Equity attributable to shareholders of Daimler AG		30,261	31,222

Minority interest		1,566	1,508

Total equity	19	31,827	32,730	27,157	28,098	4,670	4,632

Provisions for pensions and similar obligations	21	4,082	4,140	3,901	3,969	181	171

Provisions for income taxes		2,774	1,582	2,772	1,579	2	3

Provisions for other risks	22	4,696	4,910	4,585	4,801	111	109

Financing liabilities	23	33,258	31,209	13,390	10,505	19,868	20,704

Other financial liabilities	24	2,148	1,942	1,985	1,846	163	96

Deferred tax liabilities	8	509	1,725	(2,987)	(3,171)	3,496	4,896

Deferred income		1,914	1,728	1,305	1,210	609	518

Other liabilities	25	75	77	66	78	9	(1)

Total non-current liabilities		49,456	47,313	25,017	20,817	24,439	26,496

Trade payables		5,622	6,478	5,422	6,268	200	210

Provisions for income taxes		509	774	75	39	434	735

Provisions for other risks	22	6,311	6,830	6,070	6,647	241	183

Financing liabilities	23	25,036	27,428	(7,874)	(6,057)	32,910	33,485

Other financial liabilities	24	7,589	8,376	6,280	7,193	1,309	1,183

Deferred income		1,397	1,239	755	573	642	666

Other liabilities	25	1,074	1,057	859	939	215	118

Total current liabilities		47,538	52,182	11,587	15,602	35,951	36,580

Total equity and liabilities		128,821	132,225	63,761	64,517	65,060	67,708

The accompanying notes are an integral part of these consolidated financial statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Statement of Changes in Equity1

				Other reserves
in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Share of investments accounted for using the equity method	Treasury shares	Equity attributable to share- holders of Daimler AG	Minority interest	Total equity

Balance at January 1, 2007	2,673	8,613	23,702	366	377	125	1,069	—	36,925	421	37,346

Net profit	—	—	3,979	—	—	—	—	—	3,979	6	3,985
Unrealized gains (losses)	—	—	—	(778)	(96)	682	(820)	—	(1,012)	68	(944)
Deferred taxes on unrealized gains (losses)	—	—	—	—	15	(177)	312	—	150	1	151

Total comprehensive income (loss)	—	—	3,979	(778)	(81)	505	(508)	—	3,117	75	3,192

Dividends	—	—	(1,542)	—	—	—	—	—	(1,542)	(37)	(1,579)
Share-based payment	—	36	—	—	—	—	—	—	36	—	36
Issue of new shares	93	1,549	—	—	—	—	—	—	1,642	14	1,656
Acquisition of treasury shares	—	—	—	—	—	—	—	(3,510)	(3,510)	—	(3,510)
Issue of treasury shares	—	—	—	—	—	—	—	27	27	—	27
Retirement of own shares	—	—	(3,483)	—	—	—	—	3,483	—	—	—
Other	—	23	—	—	—	—	—	—	23	1,039	1,062

Balance at December 31, 2007	2,766	10,221	22,656	(412)	296	630	561	—	36,718	1,512	38,230

Net profit	—	—	1,348	—	—	—	—	—	1,348	66	1,414
Unrealized losses	—	—	—	(75)	(285)	(69)	(513)	—	(942)	(70)	(1,012)
Deferred taxes on unrealized losses	—	—	—	—	12	15	174	—	201	39	240

Total comprehensive income (loss)	—	—	1,348	(75)	(273)	(54)	(339)	—	607	35	642

Dividends	—	—	(1,928)	—	—	—	—	—	(1,928)	(92)	(2,020)
Share-based payment	—	(43)	—	—	—	—	—	—	(43)	—	(43)
Issue of new shares	2	17	—	—	—	—	—	—	19	18	37
Acquisition of treasury shares	—	—	—	—	—	—	—	(4,218)	(4,218)	—	(4,218)
Issue of treasury shares	—	—	—	—	—	—	—	58	58	—	58
Retirement of own shares	—	—	(2,717)	—	—	—	—	2,717	—	—	—
Other	—	9	—	—	—	—	—	—	9	35	44

Balance at December 31, 2008	2,768	10,204	19,359	(487)	23	576	222	(1,443)	31,222	1,508	32,730

Net loss	—	—	(2,640)	—	—	—	—	—	(2,640)	(4)	(2,644)
Unrealized gains (losses)	—	—	—	274	255	(431)	102	—	200	141	341
Deferred taxes on unrealized gains (losses)	—	—	—	—	(8)	123	(17)	—	98	(38)	60

Total comprehensive income (loss)	—	—	(2,640)	274	247	(308)	85	—	(2,342)	99	(2,243)

Dividends	—	—	(556)	—	—	—	—	—	(556)	(101)	(657)
Share-based payment	—	1	—	—	—	—	—	—	1	—	1
Issue of new shares	277	1,676	—	—	—	—	—	—	1,953	—	1,953
Other	—	(17)	—	—	—	—	—	—	(17)	60	43

Balance at December 31, 2009	3,045	11,864	16,163	(213)	270	268	307	(1,443)	30,261	1,566	31,827

1
For other information regarding changes in equity, see Note 19.

The accompanying notes are an integral part of these consolidated financial statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Statement of Cash Flows1

	Consolidated
in millions of €	2009	2008	2007

Net profit (loss) adjusted for	(2,644)	1,414	3,985

Depreciation and amortization	3,264	3,023	4,146

Other non-cash expense and income	(563)	2,438	3,514

(Gains) losses on disposals of assets	(34)	(720)	(1,307)

Change in operating assets and liabilities

— Inventories	4,232	(2,717)	(1,751)

— Trade receivables	1,795	(527)	215

— Trade payables	(902)	(644)	208

— Receivables from financial services	3,148	(2,453)	831

— Vehicles on operating leases	1,766	37	(3,395)

— Other operating assets and liabilities	899	(637)	700

Cash provided by (used for) operating activities	10,961	(786)	7,146

Additions to property, plant and equipment	(2,423)	(3,559)	(4,247)

Additions to intangible assets	(1,422)	(1,619)	(1,354)

Proceeds from disposals of property, plant and equipment and intangible assets	280	1,501	1,297

Investments in businesses	(141)	(906)	(159)

Proceeds from disposals of businesses	67	515	3,799

Cash flow related to the transfer of the Chrysler activities	—	—	22,594

Acquisition of securities (other than trading)	(17,782)	(10,134)	(15,030)

Proceeds from sales of securities (other than trading)	12,407	10,341	19,617

Change in other cash	64	(951)	(38)

Cash provided by (used for) investing activities	(8,950)	(4,812)	26,479

Change in short-term financing liabilities	(2,332)	1,525	(9,763)

Additions to long-term financing liabilities	24,900	28,825	16,195

Repayment of long-term financing liabilities	(22,807)	(27,122)	(28,230)

Dividends paid	(657)	(2,020)	(1,579)

Proceeds from issuance of share capital (including minority interest)	1,953	95	1,683

Purchase of treasury shares	—	(4,218)	(3,510)

Internal equity transactions	—	—	—

Cash provided by (used for) financing activities	1,057	(2,915)	(25,204)

Effect of foreign exchange rate changes on cash and cash equivalents	(180)	(206)	(1,199)

Net increase (decrease) in cash and cash equivalents	2,888	(8,719)	7,222

Cash and cash equivalents at the beginning of the period	6,912	15,631	8,409

Cash and cash equivalents at the end of the period	9,800	6,912	15,631

1
For other information regarding consolidated statements of cash flows, see Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

DAIMLER AG AND SUBSIDIARIES
Consolidated Statement of Cash Flows1

Industrial Business (unaudited additional information)			Daimler Financial Services (unaudited additional information)
						in millions of €
2009	2008	2007	2009	2008	2007

(2,647)	957	2,611	3	457	1,374	Net profit (loss) adjusted for

3,231	2,988	4,105	33	35	41	Depreciation and amortization

738	555	3,156	(1,301)	1,883	358	Other non-cash expense and income

(35)	(712)	(1,306)	1	(8)	(1)	(Gains) losses on disposals of assets

						Change in operating assets and liabilities

4,267	(2,628)	(1,621)	(35)	(89)	(130)	— Inventories

1,787	(517)	198	8	(10)	17	— Trade receivables

(876)	(644)	246	(26)	—	(38)	— Trade payables

(615)	640	(277)	3,763	(3,093)	1,108	— Receivables from financial services

167	405	57	1,599	(368)	(3,452)	— Vehicles on operating leases

527	556	(23)	372	(1,193)	723	— Other operating assets and liabilities

6,544	1,600	7,146	4,417	(2,386)	—	Cash provided by (used for) operating activities

(2,409)	(3,518)	(4,206)	(14)	(41)	(41)	Additions to property, plant and equipment

(1,415)	(1,599)	(1,327)	(7)	(20)	(27)	Additions to intangible assets

268	1,490	1,263	12	11	34	Proceeds from disposals of property, plant and equipment and intangible assets

(139)	(905)	(153)	(2)	(1)	(6)	Investments in businesses

61	468	3,796	6	47	3	Proceeds from disposals of businesses

—	—	24,029	—	—	(1,435)	Cash flow related to the transfer of the Chrysler activities

(16,560)	(10,134)	(15,030)	(1,222)	—	—	Acquisition of securities (other than trading)

12,407	10,246	19,558	—	95	59	Proceeds from sales of securities (other than trading)

71	(1,015)	(216)	(7)	64	178	Change in other cash

(7,716)	(4,967)	27,714	(1,234)	155	(1,235)	Cash provided by (used for) investing activities

(1,347)	1,275	(7,347)	(985)	250	(2,416)	Change in short-term financing liabilities

6,887	10,014	(19,508)	18,013	18,811	35,703	Additions to long-term financing liabilities

(3,377)	(11,936)	5,240	(19,430)	(15,186)	(33,470)	Repayment of long-term financing liabilities

(654)	(2,010)	(1,576)	(3)	(10)	(3)	Dividends paid

1,952	95	1,683	1	—	—	Proceeds from issuance of share capital (including minority interest)

—	(4,218)	(3,510)	—	—	—	Purchase of treasury shares

7	52	154	(7)	(52)	(154)	Internal equity transactions

3,468	(6,728)	(24,864)	(2,411)	3,813	(340)	Cash provided by (used for) financing activities

(225)	(135)	(1,162)	45	(71)	(37)	Effect of foreign exchange rate changes on cash and cash equivalents

2,071	(10,230)	8,834	817	1,511	(1,612)	Net increase (decrease) in cash and cash equivalents

4,664	14,894	6,060	2,248	737	2,349	Cash and cash equivalents at the beginning of the period

6,735	4,664	14,894	3,065	2,248	737	Cash and cash equivalents at the end of the period

1
For other information regarding consolidated statements of cash flows, see Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1. Summary of significant accounting policies

General information

        The consolidated financial statements of Daimler AG and its subsidiaries ("Daimler" or "the Group") have been prepared in accordance with Section 315a of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

        Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. The company is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany.

        The consolidated financial statements of Daimler AG are presented in euro (€).

        The Board of Management authorized the consolidated financial statements for publication on March 1, 2010.

Basis of presentation

        Applied IFRSs.    The accounting policies applied in the consolidated financial statements comply with the IFRSs required to be applied as of December 31, 2009.

        In May 2008, the IASB published its omnibus standard for improvements to International Financial Reporting Standards (IFRS). One of the improvements was an amendment to the presentation of the derecognition of assets held for rental within the consolidated statement of income (loss) and consolidated statement of cash flows. Proceeds from the sale of assets held for rental in the course of ordinary activities must be recognized as revenue in accordance with the amended IAS 16 Property, Plant and Equipment. Cash flows resulting from these sales must be shown under cash flows from operating activities in accordance with the amended IAS 7 Statement of Cash Flows. Daimler applies these amendments as of January 1, 2009 and has adjusted prior-year presentations accordingly. As a result, revenue and cost of sales recognized in 2009 in the consolidated statement of income (loss) each increased by €2,706 million (2008: increase of €2,596 million each; 2007: increase of €2,170 million each). The changes in the presentation of the consolidated statement of cash flows result in cash flows from vehicles on operating leases of the Daimler Financial Services business being presented within "Cash provided by (used for) operating activities" in the separate line item "Vehicles on operating leases" together with the cash flows from vehicles on operating leases of the industrial business. This change in classification resulted in a decrease of €1,398 million in "Cash provided by (used for) operating activities" in 2009 (2008: decrease of €2,338 million; 2007: decrease of €6,913 million). With an opposite effect, "Cash provided by (used for) investing activities" changed to the same extent in all periods due to this reclassification. In the context of this mandatory reclassification of cash flows from vehicles on operating leases of the Daimler Financial Services business, the Group decided also to reclassify changes in receivables from financial services from "Cash provided by (used for) investing activities" to "Cash provided by (used for) operating activities." This change in classification resulted in an increase of €1,172 million in "Cash provided by (used for) operating activities" in 2009 (2008: decrease of €1,653 million; 2007: increase of €971 million). With this additional reclassification, the Group harmonizes the presentation of the entire sales financing and leasing business in the Group's consolidated statement of cash flows within "Cash provided by (used for) operating activities." The reported changes above did not affect the consolidated statement of financial position.

        In March 2007, the IASB issued an amendment of IAS 23 Borrowing Costs. The amendment removes the option of immediately recognizing borrowing costs as an expense. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively as of January 1, 2009 for qualifying assets whose

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

construction or production started after that date. In 2009, the Group capitalized borrowing costs of €1 million resulting from long-term development projects.

        With the amendment of IAS 1 Presentation of Financial Statements, the consolidated financial statements contain in addition to the consolidated statement of income (loss) a consolidated statement of comprehensive income (loss). The latter comprises the profit or loss of the reporting period as well as equity changes other than those changes resulting from transactions with owners in their capacity as owners that are not recognized in profit or loss (other comprehensive income or loss).

        The IASB issued amendments to IFRS 7 Financial Instruments: Disclosures which require enhanced disclosures about fair value measurement and liquidity risk. The amendments have no influence on the Group's financial position, financial performance or statement of cash flows.

        IFRSs issued and EU endorsed but not yet adopted.    In January 2008, the IASB published revisions of IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. Major changes are: (a) the requirement that the assets acquired, the liabilities assumed and the equity interests be consistently measured at fair value on the acquisition date; (b) costs incurred in an acquisition are to be recognized in the income statement of the period; (c) option of measuring any non-controlling interest in the entity acquired at fair value; and (d) once control is obtained, all other increases and decreases in ownership interest are reported in equity. Adoption of the standard is required prospectively for annual periods beginning on or after July 1, 2009, with earlier adoption permitted. Daimler will adopt the standards as of January 1, 2010.

        IFRSs issued but neither EU endorsed nor yet adopted.    In November 2009, the IASB published IFRS 9 Financial Instruments as part of its project of a revision of the accounting guidance for financial instruments. The new standard provides guidance on the accounting of financial assets as far as classification and measurement are concerned. The standard will be effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group will not early adopt IFRS 9 Financial Instruments for 2010. Daimler will determine the expected effects on the Groups' consolidated financial statements.

        Other IFRSs issued but not required to be adopted are not expected to have significant influence on the Group's financial position, financial performance or statement of cash flows.

        Presentation.    Presentation in the statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions for pensions and similar obligations are presented as non-current items. The consolidated statement of income (loss) is presented using the cost-of-sales method.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Measurement.    The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as pensions and similar obligations. Measurement models applied to those exceptions are described below.

        Use of estimates and judgments.    Preparation of the consolidated financial statements requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, investments in associated companies, collectability of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, recoverability of deferred tax assets, useful lives of plant and equipment, warranty obligations, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

        Risks and uncertainties.    Daimler's financial position, results of operations and cash flows are subject to numerous risks and uncertainties. For example, stagnation or a renewed downturn of the global economy could cause actual results to vary from current expectations. Additional parameters which may cause actual results to differ from current expectations include further increases in overcapacity and the intensity of competition in the automotive industry; dependence on suppliers, especially single-source suppliers; a permanent shift in consumer preference towards smaller cars; implementation of new technologies; fluctuations in currency exchange rates, interest rates and commodity prices; the resolution of significant legal proceedings; and environmental and other government regulations.

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

        Business combinations are accounted for using the purchase method.

        As a further funding source, Daimler transfers finance receivables, in particular receivables from the leasing and automotive business, to special purpose entities. Daimler thereby principally retains significant risks of the transferred receivables. According to IAS 27 Consolidated and Separate Financial Statements and the Standing Interpretations Committee (SIC) Interpretation 12 Consolidation—Special Purpose Entities, those special purpose entities have to be consolidated by the transferor. The transferred financial assets remain on Daimler's consolidated statement of financial position.

        Investments in associated companies and joint ventures.    Associated companies are equity investments in which Daimler has the ability to exercise significant influence over the financial and operating policies of the investee. Joint ventures are those entities over whose activities Daimler has joint control with partners,

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associated companies and joint ventures are accounted for using the equity method.

        The excess of the cost of Daimler's initial investment in equity method companies over the Group's proportionate reassessed ownership interest is recognized as investor level goodwill and included in the carrying amount of the investment accounted for using the equity method.

        If the carrying amount exceeds the recoverable amount of an investment in any associated company or joint venture, the carrying amount of the investment has to be reduced to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. An impairment loss is recognized in the income statement in the line item "Share of profit (loss) from investments accounted for using the equity method, net." Income and expenses from the sale of investments accounted for using the equity method are shown in the same line item.

        Profits from transactions with associated companies and joint ventures are eliminated by reducing the carrying amount of the investment.

        For the investments in the European Aeronautic Defence and Space Company EADS N.V. (EADS), Tognum AG (Tognum), Kamaz OAO (Kamaz) and—until the redemption of the remaining 19.9% equity interest—Chrysler Holding LLC (Chrysler), the Group's proportionate share of the results of operations is included in Daimler's consolidated financial statements with a three-month time lag because the financial statements of those associated companies are not made available timely to Daimler. Adjustments are made for all significant events or transactions that occur during the time lag (see also Note 12).

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

        The assets and liabilities of foreign companies for which the functional currency is not the euro are translated into euro using period-end exchange rates. The translation adjustments generated after the transition to IFRS on January 1, 2005 are recorded directly in equity. The consolidated statements of income (loss) and cash flows are translated into euro using average exchange rates during the respective periods.

        The exchange rates of the US dollar, the most significant foreign currency for Daimler, were as follows:

		2009	2008	2007
		€1 =	€1 =	€1 =
Exchange rate at December 31		1.4406	1.3917	1.4721
Average exchange rate	First quarter	1.3029	1.4976	1.3106
	Second quarter	1.3632	1.5622	1.3481
	Third quarter	1.4303	1.5050	1.3738
	Fourth quarter	1.4785	1.3166	1.4487

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Daimler uses price discounts in response to a number of market and product factors, including pricing actions and incentives offered by competitors, the amount of excess industry production capacity, the intensity of market competition and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including cash offers to dealers and consumers, lease subsidies which reduce the consumers' monthly lease payment, or reduced financing rate programs offered to consumers.

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

        For transactions with multiple deliverables, such as when vehicles are sold with free or reduced in price service programs, the Group allocates revenue to the various elements based on their estimated fair values.

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

        Revenue from operating leases is recognized on a straight-line basis over the lease term. Among the assets subject to "Operating Leases" there are Group products, which are purchased by Daimler Financial Services from independent third-party dealers and leased to customers. After revenue recognition from the sale of the vehicles to independent third-party dealers, these vehicles create further revenue from leasing and remarketing as a result of lease contracts entered into. The Group estimates, that the revenue recognized following the sale of vehicles to dealers equals approximately the additions to leased assets at Daimler Financial Services. Additions to leased assets at Daimler Financial Services were approximately €4 billion in 2009 (2008: approximately €5 billion).

        Research and non-capitalized development costs.    Expenditure for research and development that does not meet the conditions for capitalization according to IAS 38 Intangible Assets is expensed as incurred.

        Borrowing costs.    Borrowing costs are expensed as incurred, unless they are directly attributable to the acquisition, construction or production of a qualifying asset and therefore form part of the cost of that asset.

        Government grants.    Government grants related to assets are deducted in calculating the carrying amount of the asset and are recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

        Interest income (expense), net.    Interest income (expense), net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interest and changes in fair values related to interest rate hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Furthermore, the interest component from pensions and similar obligations is disclosed under this line item.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        An exception to the afore mentioned principles is made for Daimler Financial Services. In this case the interest income and expense and the result from derivative financial instruments are disclosed under revenue and cost of sales, respectively.

        Other financial income (expense), net.    Other financial income (expense), net includes income and expense from financial transactions which are not included under interest income (expense), net, e.g. expense from the compounding of interest on provisions for other risks.

        Gains and losses resulting from the issuance of shares by a Group subsidiary to third parties that reduces Daimler's percentage ownership ("dilution gains and losses") and Daimler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in other financial income (expense), net, or in share of profit (loss) from companies accounted for using the equity method, net.

        Income taxes.    Current income taxes are determined based on respective local taxable income of the period and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed as well as interest expense and penalties on the underpayment of taxes. Deferred tax is included in income tax expense (benefit) and reflects the changes in deferred tax assets and liabilities except for changes recognized directly in equity.

        Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carryforwards and tax credits. Measurement takes place on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this purpose, the tax rates and tax rules are used which have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. Daimler recognizes a valuation allowance for deferred tax assets when it is unlikely that a respective amount of future taxable profit will be available or when Daimler no longer has control over the tax advantage.

        Tax benefits resulting from uncertain income tax positions are recognized at the best estimate of the tax amount expected to be paid.

        Discontinued operations.    The operating activities of Chrysler including the related financial services business in North America until August 3, 2007, the result from the deconsolidation of the Chrysler activities and adjustments of this result are presented as discontinued operations in the Group's consolidated statement of income (loss) (see Note 2).

        Earnings (loss) per share.    Basic earnings (loss) per share are calculated by dividing profit or loss attributable to shareholders of Daimler by the weighted average number of shares outstanding. Diluted earnings (loss) per share additionally reflect the potential dilution that would occur if all stock option plans were exercised.

        Goodwill.    For acquisitions consummated after the transition to IFRS on January 1, 2005, goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and the liabilities assumed. The purchase of minority rights is treated in the same manner. In the case of an adjustment for contingent consideration, such amount is principally included in goodwill.

        Other intangible assets.    Intangible assets acquired are measured at cost less accumulated amortization. If necessary, accumulated impairment losses will be recognized. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

        Impairment of non-financial assets.    Daimler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (goodwill, other intangible assets with indefinite useful lives and intangible assets not yet in use), Daimler estimates the recoverable amount of the asset. The recoverable amount is determined for each individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of fair value less costs to sell and value in use. Daimler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). Fair value is measured by discounting future cash flows using a risk-adjusted interest rate. Cash flows, which influence the assessment of residual values, are estimated on the basis of the operative planning (two years period) supplemented by additional information to determine

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

subsequent planning periods. Periods not covered by the forecast are taken into account by recognizing a residual value, which principally does not consider any growth rates. If fair value less costs to sell cannot be determined or is lower than the carrying amount, value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

        An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If this is the case, Daimler records a partial or an entire reversal of the impairment.

        Thereby, the carrying amount is increased to its recoverable amount. However, the increased carrying amount shall not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior years.

        Non-current assets held for sale and disposal groups.    Non-current assets held for sale or disposal groups are classified as held for sale and disclosed separately in the statement of financial position. The assets or disposal groups are then measured at the lower of carrying amount and fair value less costs to sell and are no longer depreciated. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. The reversal is restricted to the impairment losses previously recognized for the assets concerned.

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

        Upon initial recognition, financial instruments are measured at fair value. For the purpose of subsequent measurement, financial instruments are allocated to one of the categories mentioned in IAS 39 Financial Instruments: Recognition and Measurement. Transaction costs directly attributable to acquisition or issuance are considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If the transaction date and the settlement date (i.e. the date of delivery) differ, Daimler uses the transaction date for purposes of initial recognition or derecognition.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

        After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized in equity within other reserves (reserves from financial assets available-for-sale). If objective evidence of impairment exists or if changes in the fair value of a debt instrument resulting from currency fluctuations occur, these changes are recognized in profit or loss. Upon disposal of financial assets, the accumulated gains and losses recognized in equity resulting from measurement at fair value are recognized in profit or loss. If a reliable estimate of the fair value of an unquoted equity instrument such as investments in German limited liability companies, cannot be made, this instrument is measured at cost (less any impairment losses). Interest earned on these financial assets is generally reported as interest income using the effective interest rate method. Dividends are recognized in profit or loss when the right of payment has been established.

        Cash and cash equivalents.    Cash and cash equivalents consist primarily of cash on hand, checks, demand deposits at banks as well as debt instruments and certificates of deposits with an original term of up to three months. Cash and cash equivalents correspond with the classification in the consolidated statements of cash flows.

        Impairment of financial assets.    At each reporting date, the carrying amounts of the financial assets other than those to be measured at fair value through profit or loss are assessed to determine whether there is objective, significant evidence of impairment (e.g. a debtor is facing serious financial difficulties or there is a substantial change in the technological, economic, legal or market environment of the debtor).

        For quoted equity instruments, a significant or prolonged decline in fair value is an additional objective evidence for a possible impairment. Daimler has defined criteria for the significance and duration of a decline in fair value.

        A decline in fair value is deemed significant if it exceeds 20% of the carrying amount of the investment; it is deemed prolonged to the extent that it does not reverse within nine months.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

        If the requirements for hedge accounting set out in IAS 39 are met, Daimler designates and documents the hedge relationship from the date a derivative contract is entered into as either a fair value hedge or a cash flow hedge. In a fair value hedge, the fair value of a recognized asset or liability or an unrecognized firm commitment is hedged. In a cash flow hedge, the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedging relationship includes the objectives and strategy of risk management, the type of hedging relationship, the nature of risk being hedged, the identification of the hedging instrument and the hedged item, as well as a description of the method used to assess hedge effectiveness. The hedging transactions are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are regularly assessed to determine that they have actually been highly effective throughout the financial reporting periods for which they are designated.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

        Pensions and similar obligations.    The measurement of defined benefit plans for pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 Employee Benefits is based on the projected unit credit method. For the valuation of defined post-employment benefit plans, differences between actuarial assumptions used and actual results and changes in actuarial assumptions result in actuarial gains and losses, which have to be amortized in future periods. Amortization of unrecognized actuarial gains and losses arising after the transition to IFRS on January 1, 2005 is recorded in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the following year with an effect on earnings if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such cases, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

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

        The fair value of equity awards is generally determined by using a modified Black-Scholes option pricing model at grant date and represents the total payment expense to be recognized during the service period with a corresponding increase in equity (paid-in capital).

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

2. Significant acquisitions and dispositions of interests in companies and of other assets and liabilities

Acquisitions

        Tognum.    In 2008, the Group acquired an aggregate 28.4% stake in Tognum AG (Tognum). The acquisition costs amounted to €702 million in cash. The Group accounts for its equity interest in Tognum using the equity method (see also Note 12 for further information).

Dispositions

        Daimler Financial Services.    In line with the ongoing concentration on the automotive business, Daimler Financial Services disposed of non-automotive assets subject to finance leases (mainly leveraged leases) in 2009, which resulted in cash inflows of €825 million. After consideration of the costs of the transactions, the Group recorded a pre-tax loss of €31 million within cost of sales in the 2009 consolidated statement of income (loss). The expense is allocated to the Daimler Financial Services segment.

        In addition, non-automotive assets subject to leveraged leases are presented separately as assets held for sale in the consolidated statement of financial position as of December 31, 2009 (€310 million). Measurement of these assets at fair value less costs to sell resulted in a pre-tax expense of €69 million in 2009, which is included in cost of sales in the consolidated statement of income (loss). The expense is allocated to the Daimler Financial Services segment. For further information on sales of non-automotive assets from the leasing business, see Notes 13 and 18.

        Chrysler.    On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in Chrysler and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved the transaction; the transaction was consummated on August 3, 2007.

        On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US$7.2 billion) in cash for an 80.1% equity interest in the newly established company Chrysler Holding LLC (Chrysler Holding), which controlled the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US$1.2 billion). As a result, Daimler retained a 19.9% equity interest in this entity, which was accounted for using the equity method until the redemption of the remaining investment on June 3, 2009 (see also Note 12).

        In connection with the closing of the transaction in August 2007, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

        In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler continue to be outstanding. At December 31, 2009, the amount of those guarantees was €0.3 billion. As coverage of the liabilities underlying these guarantees, Chrysler provided collateral to an escrow account of €0.2 billion as of December 31, 2009.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Based on a binding term sheet signed in April 2009, Daimler and Cerberus entered into a redemption agreement in June 2009. As a result, since June 3, 2009, Daimler no longer has any equity interest in Chrysler Holding or its subsidiaries and all Daimler representatives resigned from the boards of Chrysler Holding and its subsidiaries.

        The binding term sheet also provided for a settlement agreement covering issues relating to Chrysler which Daimler, the US Pension Benefit Guaranty Corporation (PBGC), Chrysler LLC (Chrysler) and Cerberus entered into in June 2009. Among other matters, Chrysler and Cerberus waived all claims that might arise from the representations and warranties made in the contribution agreement dated August 3, 2007, including claims by Cerberus that Daimler allegedly improperly managed certain issues in the period between the signing of the contribution agreement and the conclusion of the transaction, as well as certain other claims against Daimler.

        In addition, in June 2009, Daimler paid US$200 million into Chrysler's pension plans and will make further payments of US$200 million in each of the next two years. The 2007 Daimler pension guarantee of US$1 billion vis-à-vis the PBGC has been replaced by a new guarantee in an amount of US$200 million that will remain in place until August 2012.

        Moreover, the settlement agreement provides for the forgiveness of Daimler's receivables in connection with a subordinated loan and a credit line for Chrysler's automotive business which was drawn in 2008. The Group provided the credit line in connection with the transaction contracted on August 3, 2007. The nominal amounts of these receivables, which were fully impaired at December 31, 2008, were US$0.4 billion and US$1.5 billion. However, the forgiveness of the US$1.5 billion second lien loan by Daimler was subject to the condition that certain unsecured creditors of Chrysler, represented by a committee under US bankruptcy law, will not bring litigation against Daimler in the course of the current Chrysler bankruptcy proceedings. In the third quarter 2009, the committee of the unsecured creditors filed a complaint with the bankruptcy court. In consequence, the forgiveness was rescinded (see also Note 27).

        The contractual agreements described above negatively impacted 2009 EBIT by €379 million; these results are included in the reconciliation of total segments' EBIT to Group EBIT.

        In connection with the legal transfer of Chrysler's international sales activities to Chrysler in the first quarter of 2009 and due to the valuation of Chrysler-related assets, the Group recorded a total gain before income taxes of €85 million in 2009. This gain is included in the reconciliation of total segments' EBIT to Group EBIT in the segment reporting.

        Daimler and its Chinese partner Beijing Automotive Industry Holding Co. Ltd. (BAIC) each own a 50% equity interest in the joint venture Beijing-Benz-DaimlerChrysler Automotive Co. Ltd. (BBDC), which manufactures and distributes Mercedes-Benz passenger cars and Chrysler vehicles in China. In connection with the transfer of the majority interest in Chrysler in 2007, Daimler, Chrysler and Cerberus agreed on a framework dealing with the future business model at BBDC. Under the framework agreement, the final terms of future cooperation at BBDC with respect to the manufacturing of Chrysler vehicles should be determined at a later point in time.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Therefore, in 2007 and 2008, Daimler recognized charges of €103 million and €293 million, respectively, (before income taxes) within "Net profit (loss) from discontinued operations" to record an estimated total cost of €396 million. An amount of €42 million was paid in 2009 (2008: €186 million). Furthermore, estimated costs were partially offset with gains from the ongoing Mercedes-Benz passenger cars business at BBDC. The Group expects the remaining amount of the provisions of €174 million (after currency translation) to be cash effective in 2010.

        The net profit or loss of the Chrysler activities is included in the Group's consolidated statement of income (loss) in the line item "Net profit (loss) from discontinued operations" for 2007. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

        In 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the transaction on August 3, 2007. The loss from the deconsolidation of €753 million is also included in the line item "Net profit (loss) from discontinued operations."

        The future tax benefits of temporary differences related to the assets and liabilities of the transferred Chrysler activities continue to be available to Daimler with certain limitations. At the closing date of the Chrysler transaction, the deferred tax assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter of 2007 led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations in the consolidated statement of income for 2007.

        Net profit (loss) from discontinued operations for the years 2008 and 2007 is comprised as follows:

in millions of €	2008	2007
Revenue	—	30,037
Cost of sales	—	(26,410)
Selling expenses	—	(1,579)
General administrative expenses	—	(1,172)
Research and non-capitalized development costs	—	(647)
Other income and other expenses	—	(714)

Profit (loss) before income taxes	—	(485)
Income taxes	—	368

Profit (loss) of Chrysler activities, net of taxes[1]	—	(117)

Loss from deconsolidation before income taxes	(383)	(658)
Income taxes	93	(95)

Loss from deconsolidation, net of taxes	(290)	(753)

Net profit (loss) from discontinued operations	(290)	(870)

1
In 2007, income and expenses of the Chrysler activities relate to the period from January 1 to August 3, 2007.

        Net loss from discontinued operations for 2007 includes charges of €906 million before income taxes in connection with Chrysler's Recovery and Transformation Plan, which was announced on February 14, 2007.

        An extinguishment loss of €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in 2007.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The cash flows of 2007 attributable to discontinued operations are as follows:

in millions of €
Cash flow from operating activities	1,593
Cash flow from investing activities	(1,404)
Cash flow from financing activities	(2,655)

        For further information on Chrysler, see also Note 12.

        Potsdamer Platz.    On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real-estate properties at Potsdamer Platz to the SEB Group. The transaction, which closed on February 1, 2008, resulted in a cash inflow of €1.4 billion (thereof €0.1 billion included in 2007). The transaction had a positive effect on 2008 EBIT of €449 million. The pre-tax gain is recognized in other operating income in the 2007 consolidated statement of income and is included in the 2007 reconciliation from total segments' EBIT to Group EBIT in the segment reporting.

        At the same time, the Group entered into leases for approximately half of the sold office space with a non-cancelable lease period ending December 31, 2012. At the end of the non-cancelable lease terms, there are two renewal options for five years each.

        MFTBC.    In 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €865 million. After considering the costs of the transaction, Daimler recorded a gain of €78 million before income taxes on assets sold and leased back under the terms of an operating lease. In addition, the Group recorded assets sold and leased back under the terms of finance leases with a corresponding amount of debt of €110 million and deferred the recognition of the excess of the purchase price over the carrying amount of the assets sold of €46 million, which will be recognized over the lease term. The pre-tax gain recorded is included in other operating income in the 2007 consolidated statement of income and was allocated to the Daimler Trucks segment.

        Other sales of real estate property.    In 2007, Daimler AG sold its 50% equity interest in Wohnstätten Sindelfingen GmbH for a sales price of €82 million. The sale resulted in a gain of €73 million before income taxes. The pre-tax gain is included in other financial income (expense), net, in the 2007 consolidated statement of income and is included in the 2007 reconciliation from total segments' EBIT to Group EBIT in the segment reporting.

        EADS.    For information on the disposal of equity interests in the European Aeronautic Defence and Space Company EADS N.V. (EADS), please see Note 12.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

3. Revenue

        Revenue at Group level consists of the following:

in millions of €	2009	2008	2007
Sales of goods	66,772	85,787	89,976
Rental and leasing business	8,886	9,300	8,498
Interest from the financial services business	2,885	3,009	2,715
Sales of services	381	373	380

	78,924	98,469	101,569

        Revenue by segment and region is presented in Note 31.

4. Functional costs

        Cost of sales.    Cost of sales includes the following items:

in millions of €	2009	2008	2007
Cost of goods sold	54,276	66,122	66,313
Depreciation of equipment on operating leases	3,450	3,553	3,280
Refinancing costs Daimler Financial Services	2,211	2,147	2,055
Impairment losses on receivables from financial services	853	730	487
Other cost of sales	4,777	4,358	5,439

	65,567	76,910	77,574

        In addition, in 2007, costs of goods sold of the Chrysler activities (until August, 3) of €22,267 million were included in net profit (loss) from discontinued operations.

        Selling expenses.    In 2009, selling expenses amounted to €7,608 million (2008: €9,204 million; 2007: €8,956 million). Selling expenses include direct selling costs as well as selling overhead expenses and consist of personnel costs, material costs and other selling costs.

        General administrative expenses.    General administrative expenses amounted to €3,287 million in 2009 (2008: €4,124 million; 2007: €4,023 million) and comprise expenses which were not attributable to production, sales, research and development functions, including personnel expenses, depreciation and amortization on fixed and intangible assets, and other administrative costs.

        Research and non-capitalized development costs.    Research and non-capitalized development costs were €2,896 million in 2009 (2008: €3,055 million; 2007: €3,158) and primarily comprise personnel expenses and material costs.

        Amortization expense of capitalized development costs amounted to €647 million in 2009 (2008: €638 million; 2007: €623 million) and are recognized in cost of sales.

        Optimization programs.    Measures and programs with implementation costs that materially impacted EBIT are briefly described below:

        Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In May 2009, the Board of Management of Daimler AG decided on a major realignment of the operations of its subsidiary MFTBC. Measures provided for in the plan

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

include the streamlining of the product portfolio, the realignment of manufacturing sites, the streamlining of the retail network in Japan, and other efficiency improvements. In connection with these measures, the Group anticipates, among other things, the relocation and idling of selected production sites, headcount reductions of up to 2,300 employees by the end of 2010, and a reduction of the dealer network. As a result of this plan, the Group recorded charges of €245 million in 2009. The charges primarily relate to headcount reduction measures (€120 million) and to accelerated depreciation as a result of the reduction of useful lives (€49 million). The premature termination of utilization of leased assets led to charges of €25 million.

        Costs associated with this plan are included in the following line items within the consolidated statement of income (loss):

in millions of €	2009
Cost of sales	61
Selling expenses	136
General administrative expenses	35
Research and non-capitalized development costs	13

245

        The measures initiated resulted in cash outflows in 2009 of €31 million.

        For the measures initiated, the Group recorded provisions of €156 million as of December 31, 2009, which are included in provisions for other risks and are expected to lead to payments in 2010.

        Daimler Trucks North America (DTNA).    In response to continuing depressed demand across the industry and structural changes in the company's core markets, the Group adopted a wide-ranging plan in October 2008 to optimize and reposition the business operations of its subsidiary Daimler Trucks North America (DTNA). Measures provided for in the plan include the discontinuation of the Sterling Trucks brand in 2009, further consolidation of the production network in the NAFTA region, capacity adjustments, including the closing of two manufacturing plants in 2009 and 2010. In addition, the plan includes headcount reductions of up to 3,500 employees, which were primarily accomplished in 2009. Based on new information available, the Group decided in 2009 not to proceed with the closing of one truck manufacturing plant, which was originally scheduled for 2010. Relating to this plan, the Group recorded charges of €95 million in 2009 (2008: €233 million). Costs associated with headcount reduction measures resulted in further charges of €11 million (2008: €106 million). Additional charges of €15 million (2008: €81 million) were recorded in connection with the termination of agreements with dealers of the Sterling Trucks. Accelerated depreciation of assets as a result of the reduction of useful lives led to charges of €37 million (2008: €20 million) and supplier compensations resulted in further charges of €3 million (2008: €14 million).

        Costs associated with this plan are included in the following line items within the consolidated statement of income (loss):

in millions of €	2009	2008
Cost of sales	11	44
Selling expenses	23	88
General administrative expenses	56	101
Research and non-capitalized development costs	1	—
Other operating expense	4	—

	95	233

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The measures initiated resulted in cash outflows in 2009 of €151 million (2008: €5 million).

        For the measures initiated, the Group recorded provisions of €34 million as of December 31, 2009 (2008: €180 million), which are included in provisions for other risks and are expected to lead to payments primarily in 2010.

        New management model.    In January 2006, Daimler announced the new management model, the primary objective of which was to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. All charges incurred under the new management model, as far as these charges were not part of discontinued operations, were corporate-level costs, which were not allocated to the segments but are included in the Group's corporate items in the reconciliation from total segments' EBIT to Group EBIT.

        In connection with the new management model, charges for employee severance of €58 million and €167 million were recorded in 2008 and 2007. These charges are included in the Group's consolidated statement of income (loss) primarily within general administrative expenses. In 2007, expenses of €16 million are included in "net profit (loss) from discontinued operations."

        Personnel expenses and number of employees.    Personnel expenses included in the consolidated statement of income (loss) as well as the average number of people employed are as follows:

in millions of € and number of people employed	2009	2008	2007
Personnel expenses[1]	14,073	15,066	16,174
People employed	258,628	274,330	271,704
thereof trainees/apprentices[2]	12,911	13,414	12,672

1
Figures for 2007 do not include the personnel expenses of the de-consolidated Chrysler activities (€4,082 million through August 3, 2007).

2
Figures for 2007 do not include the workforce of the de-consolidated Chrysler activities (85,296 employees).

        Information on the remuneration of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 35.

5. Other operating income and expense

        Other operating income consists of the following:

in millions of €	2009	2008	2007
Gains on sales of property, plant and equipment	44	504	167
Rental income, other than income relating to financial services	51	52	39
Gains on sales of businesses	1	37	5
Reimbursements under insurance policies	20	23	24
Other miscellaneous income	577	618	506

	693	1,234	741

        Other miscellaneous income include income from government grants and subsidies, reimbursements of non-income related taxes, income from employee canteens and other miscellaneous items. In 2009, other miscellaneous income comprises reimbursements of social insurance contributions, granted by the Federal Employment Office related to short-time work in the German production plants (€93 million).

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Gains on sales of property, plant and equipment in 2008 included gains from the sale of real estate properties at Potsdamer Platz to the SEB Group in an amount of €449 million (see Note 2).

        In 2007, gains on sales of property, plant and equipment mainly resulted from the sale of property in Japan to Nippon Industrial TMK (€78 million) and of several other properties.

        Other operating expense consists of the following:

in millions of €	2009	2008	2007
Loss on sales of non-current assets	(56)	(47)	(78)
Other miscellaneous expenses	(447)	(407)	(636)

	(503)	(454)	(714)

        Other miscellaneous expenses include losses from sales of current assets, changes in other provisions and other miscellaneous items.

6. Other financial income (expense), net

in millions of €	2009	2008	2007
Expense from compounding of provisions[1]	(1,003)	(429)	(444)
Miscellaneous other financial income (expense), net	(338)	(1,799)	216

	(1,341)	(2,228)	(228)

1
Excluding the expense from compounding provisions for pensions and similar obligations.

        In 2009, payments and the commitment to further payments into the Chrysler pension plans resulted in expenses of €0.4 billion and are included in miscellaneous other financial income (expense), net. In addition, income of €0.1 billion in connection with the revaluation of loans, receivables and other assets relating to Chrysler (2008: expenses of €1.7 billion from the impairment of these assets) is included in 2009 miscellaneous other financial income (expense), net. In 2007, the mark-to-market valuation of the derivative financial instruments in connection with EADS shares resulted in a gain of €121 million, which is included in miscellaneous other financial income (expense), net.

7. Interest income (expense), net

in millions of €	2009	2008	2007
Interest and similar income	465	729	782
Interest and similar expenses	(971)	(681)	(480)
Expected return on pension and other plan assets	671	915	992
Interest cost for pension and other post-employment benefit plans	(950)	(898)	(823)

	(785)	65	471

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

8. Income taxes

        Profit (loss) before income taxes consists of the following:

in millions of €	2009	2008	2007
Germany	(2,543)	4,283	6,768
Non-German countries	245	(1,488)	2,413

	(2,298)	2,795	9,181

        The profit before income taxes in Germany includes the income (loss) from companies accounted for using the equity method if the shares of those companies are held by German companies.

        Income tax expense is comprised of the following components:

in millions of €	2009	2008	2007
Current taxes
Germany	423	238	44
Non-German countries	472	650	934
Deferred taxes
Germany	(883)	964	1,060
Non-German countries	334	(761)	2,288

	346	1,091	4,326

        The current tax expense includes expenses at German and foreign companies of €237 million (2008: benefit of €106 million; 2007: benefit of €679 million) recognized for prior periods.

        The deferred tax expense (benefit) is comprised of the following components:

in millions of €	2009	2008	2007
Deferred taxes	(549)	203	3,348
due to temporary differences	(218)	232	3,465
due to tax loss carry forwards and tax credits	(331)	(29)	(117)

        In 2007, the German government enacted new tax legislation ("Unternehmensteuerreformgesetz 2008") which, among other changes, decreased the Group's statutory corporate tax rate for German companies from 25% to 15%, effective January 1, 2008. For trade tax, the basic measurement rate was reduced from 5% to 3.5% but the tax deductibility of trade tax was abolished. The effect of the change in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in 2007, the year of enactment.

        For German companies, the deferred taxes were calculated using a federal corporate tax rate of 15%, a solidarity tax surcharge of 5.5% for each year on federal corporate taxes, plus a trade tax of 14%. In total, the tax rate applied for the calculation of German deferred taxes amounted to 29.825%. For non-German companies, the deferred taxes at period-end were calculated using the tax rates of the respective countries.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        A reconciliation of expected income tax expense (benefit) to actual income tax expense determined using the applicable German combined statutory rate of 29.825% (2008: 29.825%; 2007: 38.5%) is included in the following table:

in millions of €	2009	2008	2007
Expected income tax expense (benefit)	(685)	834	3,535
Foreign tax rate differential	(74)	(265)	(193)
Trade tax rate differential	(40)	(111)	(101)
Tax law changes	2	4	(170)
Change of valuation allowance on deferred tax assets	695	314	2,354
Tax-free income and non-deductible expenses	509	243	(1,044)
Other	(61)	72	(55)

Actual income tax expense	346	1,091	4,326

        At December 28, 2007, the protocol amending the convention between Germany and the United States for the avoidance of double taxation entered into force, which, among other changes, under certain circumstances abolishes withholding tax on dividend distributions from a US subsidiary to a German holding company, effective January 1, 2007. The deferred tax liabilities previously recorded by the Group for US withholding taxes on the future payout of dividends by US subsidiaries to Germany were reversed in 2007. Furthermore, US withholding taxes paid by the Group in 2007 were added back again. In total, both caused an income tax benefit amounting to €168 million in 2007, included in the line "tax law changes." Additionally, the line tax law changes includes the deferred tax benefit of €51 million due to the revaluation of the net deferred tax liabilities of the German companies as a result of the above mentioned new German tax law 2008 and other effects from tax law changes at foreign companies.

        In 2009 and 2008, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries. In 2007, tax expenses were recorded as a result of a valuation allowance on deferred tax assets related to the deconsolidated Chrysler activities. These deferred tax assets continued to be allocated to the Daimler Group, but as a result of the Chrysler transaction, the conditions for using these deferred taxes had changed. Furthermore, as a result of the Chrysler transaction, a valuation allowance on foreign tax credits was required in 2007. In 2009 and 2008, the Group reversed a part of this valuation allowance due to the conversion of those assets into taxable losses attributable to the Daimler Group. The resulting tax expenses and benefits are included in the line "change of valuation allowance on deferred tax assets."

        Tax-free income and non-deductible expenses include all other effects at foreign and German companies due to tax-free income and non-deductible expenses, for instance tax-free gains included in net periodic pension costs at the German companies and tax-free results of our equity-method investments. Moreover, the line also includes the following effects:

        In 2009, adjustments regarding transfer pricing risks at our former investment Chrysler in Canada caused an additional tax expense. Daimler Group has to account for this obligation. Furthermore, additional tax expenses relating to tax assessments and estimations for prior years are included.

        In 2008 and 2007, Daimler realized a largely tax-free gain due to the transfer of interest in EADS. Furthermore, in 2007 a largely tax-free gain was realized on financial transactions to hedge price risks of EADS shares. The calculated expected income taxes on the tax-free gains were reversed in 2008 and 2007 in the line "tax-free income and non-deductible expenses" with an amount of €34 million and €582 million, respectively.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        In respect of each type of temporary difference and in respect of each type of unutilized tax losses and unutilized tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

	At December 31,
in millions of €	2009	2008
Intangible assets	84	120
Property, plant and equipment	646	559
Equipment on operating leases	659	953
Inventories	562	701
Investments accounted for using the equity method	15	2,357
Receivables from financial services	117	89
Other financial assets	3,324	3,622
Tax loss and tax credit carry forwards	5,770	3,703
Provisions for pensions and similar obligations	620	610
Other provisions	1,874	1,729
Liabilities	882	1,351
Deferred income	751	552
Other	74	49

	15,378	16,395
Valuation allowances	(3,096)	(3,510)

Deferred tax assets, gross	12,282	12,885

Development costs	(1,598)	(1,406)
Other intangible assets	(67)	(88)
Property, plant and equipment	(999)	(1,239)
Equipment on operating leases	(3,159)	(3,775)
Inventories	(132)	(140)
Receivables from financial services	(805)	(1,403)
Other financial assets	(110)	(158)
Other assets	(257)	(522)
Provisions for pensions and similar obligations	(2,851)	(2,640)
Other provisions	(264)	(193)
Taxes on undistributed earnings of non-German subsidiaries	(46)	(48)
Other	(270)	(170)

Deferred tax liabilities, gross	(10,558)	(11,782)

Deferred tax assets, net	1,724	1,103

        Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the statement of financial position, the deferred tax assets and liabilities are not divided into current and non-current.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        In 2009, the increase in deferred tax assets, net, amounted to €621 million (2008: decrease of €106 million; 2007: decrease of €3,292 million) and was composed of:

in millions of €	2009	2008	2007
Deferred tax expense (benefit) on financial assets available-for-sale charged or credited directly to related components of equity	8	(13)	(16)
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of equity	(123)	(15)	177
Income tax expense (benefit) for deduction in excess of compensation expense for equity-settled employee stock option plans	•	25	(146)
Disposal of Chrysler activities	—	—	120
Other neutral decrease (increase)[1]	43	(48)	165
Deferred tax expense (benefit)	(549)	157	2,992
Thereof included in net profit (loss) from continuing operations	(549)	203	3,348
Thereof included in net profit (loss) from discontinued operations	—	(46)	(356)

1
Primarily effects from currency translation.

        In 2007, the neutral change of deferred tax assets, net, includes a neutral reduction of deferred tax liabilities amounting to €76 million due to tax law changes.

        Including the items charged or credited directly to related components of equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method) and the income tax expense (benefit) from discontinued operations, the expense (benefit) for income taxes consists of the following:

in millions of €	2009	2008	2007
Income tax expense from continuing operations	346	1,091	4,326
Income tax expense (benefit) from discontinued operations	—	(93)	(273)
Income tax expense (benefit) recorded in other reserves	(60)	(240)	(151)
Income tax expense (benefit) for deduction in excess of remuneration expense for equity-settled employee stock option plans	•	25	(146)

	286	783	3,756

        The valuation allowances relate to deferred tax assets of foreign companies and — although additional valuation allowances were accounted for affecting net profit — decreased in the statement of financial position by €414 million from December 31, 2008 to December 31, 2009. This is a result of the neutral shortfall of deferred tax assets, which were subject to a valuation allowance due to the total Chrysler disinvestment. Furthermore, the valuation allowance decreased neutrally due to currency translation effects. At December 31, 2009, the valuation allowance on deferred tax assets relates, among other things, to capital losses amounting to €824 million which will expire in 2014, to corporate tax net operating losses amounting to €934 million, and to tax credit carryforwards amounting to €677 million. Of the total amount of deferred tax assets adjusted by a valuation allowance, deferred tax assets for corporate tax net operating losses amounting to €2 million expire in 2010, €145 million expire in 2011, €191 million expire in 2012, €162 million expire in 2013, €219 million expire at various dates from 2014 through 2016, €138 million expire at various dates from 2017 through 2029 and €77 million can be carried forward indefinitely. Deferred tax assets for tax credit carryforwards amounting to €116 million expire at various dates from 2014 through 2019, €31 million expire in 2029 and €530 million can be carried forward indefinitely. Furthermore, the valuation allowance primarily relates to temporary differences and net operating losses for state and local taxes at the US companies. Daimler believes that it is more likely than not

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

that those deferred tax assets cannot be utilized. In 2009 and prior years, the Group had taxable losses in several subsidiaries in some countries. After offsetting the deferred tax assets with deferred tax liabilities, the deferred tax assets not subject to valuation allowances amounted to €1,065 million for those foreign subsidiaries. Daimler believes it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be utilized. In future periods Daimler's estimate of the amount of deferred tax assets that are considered realizable may change, and hence the valuation allowances may increase or decrease.

        Daimler recorded deferred tax liabilities for German tax of €46 million (2008: €48 million) on €3,082 million (2008: €3,190 million) in cumulative undistributed earnings of non-German subsidiaries on the future payout of these foreign dividends to Germany because, as of today, the earnings are not intended to be permanently reinvested in those operations.

        The Group did not recognize deferred tax liabilities on retained earnings of non-German subsidiaries of €6,413 million (2008: €10,773 million) because these earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out, an amount of 5% of the dividends will be taxed under the German taxation rules and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first had to be distributed by a non-German subsidiary to a non-German holding company. Normally, the distribution would lead to an additional income tax expense. It is not practicable to estimate the amount of taxable temporary differences for these undistributed foreign earnings.

        The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. Daimler believes that it has recognized adequate provisions for any future income taxes that may be owed for all open tax years.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

9. Intangible assets

        Intangible assets developed as follows:

in millions of €	Goodwill (acquired)	Development costs (internally generated)	Other intangible assets (acquired)	Total
Acquisition or manufacturing costs
Balance at January 1, 2008	946	7,333	2,495	10,774
Additions due to business combinations	—	—	—	—
Other additions	—	1,387	273	1,660
Reclassifications	—	—	—	—
Disposals	—	(1,085)	(795)	(1,880)
Other changes[1]	(53)	29	154	130

Balance at December 31, 2008	893	7,664	2,127	10,684

Additions due to business combinations	—	—	58	58
Other additions	—	1,286	140	1,426
Reclassifications	—	—	—	—
Disposals	—	(1,015)	(321)	(1,336)
Other changes[1]	32	(1)	(21)	10

Balance at December 31, 2009	925	7,934	1,983	10,842

Amortization
Balance at January 1, 2008	253	3,370	1,949	5,572
Additions	—	638	208	846
Reclassifications	—	—	—	—
Disposals	—	(1,081)	(789)	(1,870)
Other changes[1]	(20)	21	22	23

Balance at December 31, 2008	233	2,948	1,390	4,571

Additions	—	647	181	828
Reclassifications	—	—	—	—
Disposals	—	(1,014)	(285)	(1,299)
Other changes[1]	(2)	—	(9)	(11)

Balance at December 31, 2009	231	2,581	1,277	4,089

Carrying amount at December 31, 2008	660	4,716	737	6,113
Carrying amount at December 31, 2009	694	5,353	706	6,753

1
Primarily changes from currency translation.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        At December 31, 2009, goodwill of €388 million (2008: €367 million) relates to the Daimler Trucks segment and €189 million (2008: €180 million) relates to the Mercedes-Benz Cars segment.

        Non-amortizable intangible assets are primarily comprised of goodwill and development costs for projects which have not yet been completed (carrying amount at December 31, 2009: €2,753 million; carrying amount at December 31, 2008: €2,580 million). In addition, other intangible assets with a carrying amount at December 31, 2009 of €137 million (2008: €143 million) are not amortizable. Other non-amortizable intangible assets mainly comprise trademarks, which relate to the Daimler Trucks segment and can be utilized without restrictions.

        The total amortization expense for intangible assets is included in the consolidated statement of income (loss) in the following line items:

in millions of €	2009	2008	2007
Cost of sales	735	759	880
Selling expenses	39	36	37
General administrative expenses	50	47	50
Research and non-capitalized development costs	4	4	5
Net profit (loss) from discontinued operations	—	—	106

	828	846	1,078

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

10. Property, plant and equipment

        Property, plant and equipment developed as follows:

in millions of €	Land, leasehold improvements and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments relating to plant and equipment and construction in progress	Total
Acquisition or manufacturing costs
Balance at January 1, 2008	12,668	17,554	14,133	1,305	45,660
Additions due to business combinations	—	—	—	—	—
Other additions	296	927	1,281	1,083	3,587
Reclassifications	309	591	330	(1,230)	—
Disposals	(70)	(368)	(393)	(38)	(869)
Other changes[1]	(41)	(164)	62	13	(130)

Balance at December 31, 2008	13,162	18,540	15,413	1,133	48,248

Additions due to business combinations	15	15	2	—	32
Other additions	146	551	845	913	2,455
Reclassifications	241	208	484	(933)	—
Disposals	(130)	(482)	(765)	(92)	(1,469)
Other changes[1]	62	130	139	11	342

Balance at December 31, 2009	13,496	18,962	16,118	1,032	49,608

Depreciation
Balance at January 1, 2008	7,015	13,429	10,548	18	31,010
Additions	276	621	1,274	5	2,176
Reclassifications	68	(27)	(41)	—	—
Disposals	(38)	(336)	(324)	—	(698)
Other changes[1]	(182)	(192)	52	(5)	(327)

Balance at December 31, 2008	7,139	13,495	11,509	18	32,161

Additions	289	725	1,422	—	2,436
Reclassifications	3	(95)	92	—	—
Disposals	(87)	(445)	(677)	—	(1,209)
Other changes[1]	60	100	90	5	255

Balance at December 31, 2009	7,404	13,780	12,436	23	33,643

Carrying amount at December 31, 2008	6,023	5,045	3,904	1,115	16,087
Carrying amount at December 31, 2009	6,092	5,182	3,682	1,009	15,965

1
Primarily changes from currency translation.

        Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease arrangements with a carrying amount of €350 million (2008: €411 million). In 2009, depreciation expense on assets under finance lease arrangements amounted to €72 million (2008: €73 million; 2007: €61 million).

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

11. Equipment on operating leases

        Equipment on operating leases developed as follows:

in millions of €
Acquisition or manufacturing costs
Balance at January 1, 2008	25,629
Additions due to business combinations	—
Other additions	10,158
Reclassifications	—
Disposals	(10,655)
Other changes[1]	(204)

Balance at December 31, 2008	24,928

Additions due to business combinations	—
Other additions	10,759
Reclassifications	—
Disposals	(11,162)
Other changes[1]	(23)

Balance at December 31, 2009	24,502

Depreciation
Balance at January 1, 2008	5,991
Additions	3,553
Reclassifications	—
Disposals	(3,523)
Other changes[1]	235

Balance at December 31, 2008	6,256

Additions	3,450
Reclassifications	—
Disposals	(3,723)
Other changes[1]	(13)

Balance at December 31, 2009	5,970

Carrying amount at December 31, 2008	18,672
Carrying amount at December 31, 2009	18,532

1
Primarily changes from currency translation.

        The additions of 2009 already include existing lease contracts, formerly accounted for as receivables from financial services, with a carrying amount of €1.2 billion, which have to be accounted for as equipment from operating leases due to a modified risk sharing agreement between Daimler and independent dealers. This modification resulted in a pre-tax expense of €79 million at the Mercedes-Benz Cars segment.

        As of December 31, 2009, equipment on operating leases with a carrying amount of €643 million is pledged as security for liabilities from ABS transactions which are related to a securitization transaction of future lease payments on operating leases and related vehicles (see also Note 23).

        In 2008, as a result of lower estimated residual values of leased vehicles the Group recorded impairment charges of €465 million in cost of sales and allocated these charges to the Mercedes-Benz Cars segment.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The impairment charges are included in the line item "Other additions" within "Depreciation" in the 2008 table above.

        Minimum lease payments.    Non-cancelable future lease payments to Daimler for equipment on operating leases are due as follows:

	At December 31,
in millions of €	2009	2008
Maturity
within one year	3,550	3,682
between one and five years	3,842	3,670
later than 5 years	155	53

	7,547	7,405

12. Investments accounted for using the equity method

        Key financial figures of investments accounted for using the equity method are as follows:

in millions of €	EADS	Chrysler	Tognum	Kamaz	Others[1]	Total
December 31, 2009
Equity interest (in %)	22.5	—	28.4	10.0	—	—
Market value (based on listed share prices)	2,583	—	433	105	—	—
Equity investment	3,112	—	671	87	425	4,295
Equity result (2009)[2]	88	—	(9)	(7)	—	72
December 31, 2008
Equity interest (in %)	22.5	19.9	28.4	10.0	—	—
Market value (based on listed share prices)	2,206	—	336	38	—	—
Equity investment	2,886	—	706	98	559	4,249
Equity result (2008)[2]	307	(1,390)	(1)	—	86	(998)
2007
Equity result[2]	1,465	(377)	—	—	(35)	1,053

1
Also including joint ventures accounted for using the equity method.

2
Including investor-level adjustments. The results for EADS for 2008 and 2007 include realized gains of €130 million and €1,452 million, respectively, in connection with the transfer of equity interests in EADS. In addition, for 2007 and regarding EADS, an unrealized gain of €121 million resulting from the mark-to-market valuation of derivative financial instruments in connection with EADS shares is included in other financial income (expense), net.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The following table presents summarized IFRS financial information on investments accounted for using the equity method, which was the basis for applying the equity method in the Group's consolidated financial statements:

in millions of €	EADS	Chrysler	Tognum	Kamaz	Others[1]	Total
Income statement information[2]
2009
Sales	43,478	—	2,594	960	2,409	49,441
Net profit (loss)	711	—	101	(51)	18	779
2008
Sales	40,659	48,442	3,094	2,646	2,647	97,488
Net profit (loss)	1,176	(6,541)	218	29	62	(5,056)
2007
Sales	39,614	7,967	—	—	1,660	49,241
Net profit (loss)	(1)	(1,942)	—	—	(105)	(2,048)
Balance sheet information[3]
2009
Total assets	73,889	—	2,407	1,738	2,835	80,869
Equity	13,706	—	632	723	1,060	16,121
Liabilities	60,183	—	1,775	1,015	1,775	64,748
2008
Total assets	73,071	81,506	2,606	1,897	3,356	162,436
Equity	12,690	(3,430)	622	811	1,120	11,813
Liabilities	60,381	84,936	1,984	1,086	2,236	150,623

1
Also including joint ventures accounted for using the equity method.

2
Figures of EADS, Chrysler and Tognum generally relate to the period from October 1 to September 30. Figures of Kamaz for 2009 relate to the period from January 1 to September 30 and for 2008 to the period from January 1 to December 31. Figures of Chrysler for 2007 relate to the period from August 4 to September 30; figures of Chrysler for 2008 and 2007 were adjusted for significant transactions and events during the fourth quarter.

3
Figures of EADS, Chrysler, Tognum and Kamaz generally as of September 30. For 2008, figures of Kamaz as of December 31. Figures of Chrysler for 2008 were adjusted for significant transactions and events during the fourth quarter.

        EADS.    The Group reports its investment in and its proportionate share in the results of the European Aeronautic Defence and Space Company EADS N.V. (EADS) in the reconciliation of total segments' assets to Group assets and total segments' EBIT to Group EBIT, respectively, in the segment reporting.

        On July 7, 2004, Daimler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% equity interest in EADS shares. The securities lending had several tranches with terms ranging between three and four years. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. Simultaneously, the Group also entered into option contracts based on EADS shares which provided it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but gave the counterparty the right to participate in increases in the share price above a certain higher threshold while obtaining protection against a decrease in the share price below a minimum amount per share. In the fourth quarter of 2007, the Group started to exercise its option contracts and irrevocably transferred an approximately 1% equity interest in EADS to third parties in that period. From this transaction, Daimler achieved a gain of €35 million before income taxes. In 2008, the Group exercised all remaining option rights and irrevocably

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

transferred an equity interest of approximately 2% in EADS to third parties. From these transactions, Daimler realized a gain of €130 million before income taxes.

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

        The transactions contracted in July 2004 and April 2006 reduced the Group's legal ownership in EADS to 22.5%. Until the respective settlements of the transactions (the forward transaction in January 2007 with respect to a 7.5% equity interest in EADS and the exercise of the option rights, beginning in the fourth quarter of 2007, with respect to an approximate 3% equity interest in EADS), however, the original transactions did not meet the criteria of a sale. Therefore, for the period up to derecognition, the Group carried the EADS shares underlying these transactions as an investment on the statement of financial position. Accordingly, Daimler's share in the results of EADS in 2008 was based on an equity interest which declined during the year from 24.9% at the beginning of the year to 22.5% at year end. For 2007, Daimler's share in the results of EADS was based on an equity interest which declined from 33% at the beginning of the year to 24.9% at year end.

        We accounted for all derivatives relating to EADS shares as derivative financial instruments with changes in fair value subsequent to initial measurement through the settlement of the respective contracts recognized in other financial income (expense), net. In 2007, the mark-to-market valuation of these derivatives resulted in unrealized gains of €72 million.

        On March 13, 2007, a subsidiary of Daimler which holds Daimler's 22.5% interest in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be converted by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. This transaction did not reduce Daimler's equity interest in EADS on which the Group bases its equity-method accounting. As a result of this transaction, the Group reports a minority interest in its consolidated statement of financial position representing the investor's ownership in the consolidated subsidiary that issued the equity interest. The amount reported as minority interest reflects the investor's 33% share in the net assets of that subsidiary.

        Chrysler.    As of December 31, 2008, the carrying amount of the Group's equity interest in Chrysler Holding and the carrying amounts of the subordinated loans granted to Chrysler were reduced to zero. As a result, until the redemption of the remaining 19.9% equity interest in Chrysler Holding on June 3, 2009, the equity-method accounting of the Group's remaining equity interest in Chrysler Holding did not result in a further impact on Daimler's EBIT (see also Note 2).

        In 2008, the Group recorded its proportionate share in the 2008 loss of Chrysler which exceeded the carrying amount of its equity investment in Chrysler as a reduction of the carrying amounts of the subordinated loans granted to Chrysler. The equity results for 2008 and 2007 are based on financial information of Chrysler as of September 30, included with a three-month time lag and adjusted for significant transactions and events that occurred between September 30 and the Group's reporting date of December 31. The adjustments made in 2008 include expenses of €109 million relating to restructuring measures initiated at Chrysler. In 2007, the adjustments comprised expenses of €322 million related to restructuring measures at Chrysler and a new agreement Chrysler reached with the US trade union, UAW. The Group's proportionate shares in the losses of Chrysler for 2008 and 2007 are included in the reconciliation of total segments' EBIT to Group EBIT in the

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

segment reporting. For 2007, the Group's investment in Chrysler is recognized in the reconciliation of total segments' assets to Group assets.

        The rights retained by the Group in connection with the transfer of the majority interest in Chrysler, which were contingent upon the residual values of leased vehicles and certain other events, were impaired in 2008 because of an expected decline in the fair value of the financial asset. In addition, due to the significant financial difficulties at Chrysler in the fourth quarter of 2008, the Group determined that objective evidence existed that the carrying amount of loans and receivables due from Chrysler and certain other assets was impaired. The total impairments recognized in 2008 amounted to €1.8 billion and are primarily recorded in "Other financial income (expense), net." In the segment reporting, these impairment charges are included in the reconciliation of total segments' EBIT to Group EBIT.

        Tognum.    The Group reports its investment and its proportionate share in the results of Tognum in the reconciliation of total segments' assets to Group assets and total segments' EBIT to Group EBIT, respectively, in the segment reporting.

        Kamaz.    In December 2008, as a part of a strategic partnership, the Group acquired a 10% stake in the Russian commercial vehicle manufacturer Kamaz OAO (Kamaz). Resulting from its representation on Kamaz's board of directors and its significant contractual rights under the terms of a shareholder agreement, the Group can exercise significant influence on Kamaz. Therefore, the Group accounts for its equity interest in Kamaz using the equity method; the investment and the proportionate share in the results of Kamaz are allocated to the Daimler Trucks segment.

13. Receivables from financial services

        Receivables from financial services are comprised of the following:

	At December 31, 2009			At December 31, 2008
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Receivables from
Retail	11,835	20,772	32,607	11,533	21,759	33,292
Wholesale	4,808	1,001	5,809	6,087	1,054	7,141
Other	125	1,105	1,230	95	2,793	2,888

Gross carrying amount	16,768	22,878	39,646	17,715	25,606	43,321
Allowances for doubtful accounts	(540)	(628)	(1,168)	(331)	(603)	(934)

Carrying amount, net	16,228	22,250	38,478	17,384	25,003	42,387

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

        In 2009, a risk sharing agreement between Daimler and its independent dealers in connection with residual values was modified, which also affected existing lease contracts accounted for as finance leases and shown under retail receivables. Due to these contractual changes, the affected lease contracts were reclassified as operating

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

leases. In consequence, these lease contracts with a carrying amount of €1.2 billion are reported under equipment on operating leases.

        All cash flow effects attributable to receivables from financial services are presented within cash provided by (used for) operating activities in the consolidated statement of cash flows.

        Allowances.    Changes in the allowance account for receivables from financial services were as follows:

in millions of €	2009	2008	2007
Balance at January 1	934	594	924
Charged to costs and expenses	850	712	457
Amounts written off	(446)	(237)	(321)
Reversals	(165)	(131)	(153)
Disposal of Chrysler activities	—	—	(310)
Currency translation and other changes	(5)	(4)	(3)

Balance at December 31	1,168	934	594

        The total expense relating to impairment losses on receivables from financial services amounted to €853 million (2008: €730 million; 2007: €487 million).

        Credit risks.    The following chart gives an overview of credit risks included in receivables from financial services:

	At December 31,
in millions of €	2009	2008
Receivables, neither past due nor impaired individually	35,270	39,027
Receivables past due, not impaired individually less than 30 days	1,219	1,458
30 to 59 days	442	443
60 to 89 days	121	127
90 to 119 days	78	59
120 days or more	184	127

Total	2,044	2,214
Receivables impaired individually	1,164	1,146

Carrying amount, net	38,478	42,387

        Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

        The carrying amount of receivables from financial services of which the terms have been renegotiated and that would other-wise be past due or impaired as of December 31, 2009 was €135 million (2008: €222 million).

        Further information on financial risks and nature of risks is provided in Note 30.

        Finance leases.    Finance leases consist of sales-types leases of vehicles to the Group's direct retail customers and of direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Maturities of the finance lease contracts are comprised as follows:

	At December 31, 2009				At December 31, 2008
in millions of €	< 1 year	1 year up to 5 years	> 5 years	Total	< 1 year	1 year up to 5 years	> 5 years	Total
Contractual future lease payments	4,650	7,114	1,869	13,633	5,153	9,825	3,824	18,802
Unguaranteed residual values	193	322	147	662	122	331	260	713

Gross investment	4,843	7,436	2,016	14,295	5,275	10,156	4,084	19,515
Unearned finance income	(621)	(1,168)	(334)	(2,123)	(730)	(1,626)	(1,325)	(3,681)

Gross carrying amount	4,222	6,268	1,682	12,172	4,545	8,530	2,759	15,834
Allowances for doubtful accounts	(191)	(284)	(6)	(481)	(135)	(393)	(4)	(532)

Carrying amount, net	4,031	5,984	1,676	11,691	4,410	8,137	2,755	15,302

        Leveraged leases.    Leveraged leases which are included in the above table also involve those leveraged lease arrangements which are recorded net of non-recourse debt. Revenue is recognized based on the effective interest method using the implicit rate of return that considers the net cash flows underlying the transactions.

        In 2009, a number of assets under these leverage lease contracts were sold. The sales were combined with a before maturity termination of the lease contracts (see Note 2). In addition, investments under selected leveraged lease contracts with a fair value less costs to sell of €310 million were recorded under assets held for sale (see Note 18).

        The remaining investments in leveraged leases shown in the receivables of financial services consist of a sewage treatment plant and railroad rolling stock; the contractual maturities range from 30 to 32 years. The carrying amount of leveraged leases as of December 31, 2009 and December 31, 2008 was €169 million and €1,304 million, respectively. Daimler recognized income of €5 million (2008: €36 million; 2007: €38 million) relating to these transactions, which is included in revenue.

        Sale of receivables.    Based on market conditions and liquidity needs, Daimler may sell portfolios of retail and wholesale receivables to third parties (i.e. special purpose entities). At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated statement of financial position.

        As of December 31, 2009, the carrying amount of receivables from financial services sold but not derecognized for accounting purposes amounted to €1,006 million (2008: €697 million). The associated risks and rewards are similar to those with respect to receivables from financial services that have not been transferred. For information on the related total liabilities associated with these receivables sold but not derecognized, see Note 23.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

14. Other financial assets

        The item "other financial assets" shown in the consolidated statement of financial position is comprised of the following classes:

	At December 31, 2009			At December 31, 2008
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Available-for-sale financial assets	5,118	2,308	7,426	711	847	1,558
Thereof equity instruments	—	1,084	1,084	—	744	744
Thereof debt instruments	5,118	1,224	6,342	711	103	814
Derivative financial instruments used in hedge accounting	474	600	1,074	1,105	879	1,984
Financial assets at fair value through profit or loss	504	714	1,218	1,233	1,132	2,365
Other receivables and financial assets	1,364	395	1,759	1,669	420	2,089

	7,460	4,017	11,477	4,718	3,278	7,996

        Investments included in the table above, primarily debt securities, with a carrying amount of €6,342 million in 2009 (2008: €1,091 million) form part of the Group's liquidity management function.

        Available-for-sale financial assets.    Equity instruments are comprised as follows:

	At December 31,
in millions of €	2009	2008
Equity instruments carried at fair value	385	193
Equity instruments carried at cost	699	551

	1,084	744

        In 2009, equity instruments carried at cost with a carrying amount of €8 million (2008: €35 million; 2007: €5 million) were sold. The realized losses from the sales were €7 million in 2009 (2008: gains of €12 million; 2007: gains of €90 million). As of December 31, 2009, the Group did not intend to dispose of any reported equity instruments carried at cost.

        Financial assets at fair value through profit or loss comprise the following:

	At December 31,
in millions of €	2009	2008
Trading securities	—	277
Derivative financial instruments not used in hedge accounting	1,218	2,088

	1,218	2,365

        Derivatives.    For information on derivatives see Note 29.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

15. Other assets

        The remaining non-financial assets are comprised as follows:

	At December 31, 2009			At December 31, 2008
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Reimbursements due to income tax refunds	584	176	760	411	268	679
Reimbursements due to other tax refunds	989	20	1.009	1,241	14	1,255
Reimbursements due to the Medicare Act (USA)	—	122	122	—	119	119
Other expected reimbursements	385	14	399	404	34	438
Prepaid expenses	225	52	277	289	61	350
Others	169	112	281	226	110	336

	2,352	496	2,848	2,571	606	3,177

        Other expected reimbursements predominantly relate to recovery claims from our suppliers in connection with issued product warranties.

16. Inventories

	At December 31,
in millions of €	2009	2008
Raw materials and manufacturing supplies	1,517	1,725
Work-in-process	1,626	1,880
Finished goods, parts and products held for resale	9,666	13,066
Advance payments to suppliers	36	134

	12,845	16,805

        The amount of write-down of inventories to net realizable value recognized as expense in cost of sales was €299 million in 2009 (2008: €245 million; 2007: €111 million). The reversals of write-down on inventories were €7 million in 2009 (2008: €5 million; 2007: €12 million). At December 31, 2009, €1,482 million (2008: €1,894 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over after more than twelve months amounted to €634 million at December 31, 2009 (2008: €583 million) and are primarily spare parts.

        Based on the requirement to provide collateral for certain vested employee benefits in Germany, the value of company cars included in inventories at Daimler AG in an amount of €457 million (2008: €464 million) was pledged as collateral to the Daimler Pension Trust e.V.

        The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €136 million in 2009 (2008: €102 million). The utilization of these assets occurs in the context of normal business cycle.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

17. Trade receivables

	At December 31,
in millions of €	2009	2008
Gross carrying amount	5,675	7,619
Allowances for doubtful accounts	(390)	(620)

Carrying amount, net	5,285	6,999

        As of December 31, 2009, €8 million of the trade receivables mature after more than one year (2008: €26 million).

        Allowances.    Changes in the allowance account for trade receivables were as follows:

in millions of €	2009	2008	2007
Balance at January 1	620	377	476
Charged to costs and expenses	50	280	12
Amounts written off	(281)	(42)	(78)
Disposal of Chrysler activities	—	—	(22)
Currency translation and other changes	1	5	(11)

Balance at December 31	390	620	377

        The total expenses relating to the impairment losses of trade receivables amounted to €186 million (2008: €282 million; 2007: €126 million).

        Credit risks.    The following chart gives an overview of credit risks included in trade receivables:

	At December 31,
in millions of €	2009	2008
Receivables neither past due nor impaired individually	3,026	4,162
Receivables past due, not impaired individually
less than 30 days	512	660
30 to 59 days	110	174
60 to 89 days	62	62
90 to 119 days	34	54
120 days or more	394	226

Total	1,112	1,176
Receivables impaired individually	1,147	1,661

Carrying amount, net	5,285	6,999

        Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

        The carrying amount of trade receivables, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2009 was €14 million (2008: €73 million).

        Further information on financial risk and nature of risks is provided in Note 30.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Sale of receivables.    Based on market conditions and liquidity needs, Daimler may sell portfolios of trade receivables to third parties. At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated statement of financial position.

        As of December 31, 2009, the carrying amount of trade receivables sold, but not derecognized for accounting purposes amounted to €38 million (2008: €67 million). For information on the liabilities related to sold but not derecognized receivables, see Note 23.

18. Assets held for sale from non-automotive leasing portfolios

        As of December 31, 2009, non-automotive assets subject to leveraged leases are presented separately as assets held for sale in the consolidated statement of financial position. The carrying amount of these assets amounted to €310 million at December 31, 2009. The major part of these assets was sold in the first two months of 2010. Prior to the classification as assets held for sale, the leveraged lease contracts were included in receivables from financial services. For further information, see Notes 2 and 13.

19. Equity

        See also the consolidated statements of changes in equity.

        The share stock is divided into no-par value shares. All shares are fully paid up. Each share grants one vote at the Annual Meeting of Daimler AG and, if applicable except for new shares potentially not entitled to dividend, an equal portion of the profits as defined by the dividend distribution resolved at the Annual Meeting.

in millions of shares	2009	2008
Shares outstanding on January 1	927	1,014
Reacquired shares not cancelled (share buy-back program) previous years	37	—
Shares issued on January 1	964	1,014
Creation of new shares by exercise of stock options	1	—
Reacquired and cancelled shares (share buy-back program)	—	(50)
Creation of new shares by capital increase	96	—
Shares issued on December 31	1,061	964
Reacquired shares not cancelled (share buy-back program)	(37)	(37)

Shares outstanding on December 31	1,024	927

        Treasury shares.    In 2009, Daimler neither purchased nor reissued Daimler shares to employees in connection with an employee share purchase plan. In 2008 1.5 million (2007: 0.5 million) Daimler shares were purchased and reissued to employees.

        Share buy-back program.    By resolution of the Annual Meeting on April 4, 2007 Daimler was authorized to acquire, until October 4, 2008, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to an amount of €267 million of the share capital, or nearly 10% of the share capital as of that date. Between August 30, 2007 and March 28, 2008, Daimler AG exercised this authorization by repurchasing a total of 99.8 million shares in 2007 and 2008 (49.8 million of which after December 31, 2007 between February 14, 2008 and March 28, 2008) representing €267 million of the share capital as of the time of the resolution of the Annual Meeting in 2007, equivalent to 10%, for a total consideration of €6,197 million (€2,717 million of which for the shares repurchased after December 31,

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

2007). By way of cancellation of 49.8 million repurchased shares without any reduction of the share capital with effect as of the end of April 3, 2008, the amount of share capital attributable to one share increased from approximately €2.73 to approximately €2.87.

        On April 9, 2008, the Annual Meeting authorized Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to 10% of the share capital in the amount of €2,766 million issued as of the day of the resolution. Between June 18, 2008 and October 23, 2008, Daimler AG partly exercised the authorization by repurchasing a total of 37.3 million shares representing approximately €107 million of the share capital as of the time of the Annual Meeting, equivalent to approximately 3.87%, for a total consideration of €1,449 million. In 2008 0.2 million shares repurchased were used to meet subscription rights arising from stock option programs.

        Insofar as the resolution issued by the Annual Meeting on April 9, 2008 authorizing Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes up to 10% of the share capital as of the day of the resolution had not been utilized, it was terminated by resolution of the Annual Meeting on April 8, 2009. Simultaneously, Daimler was again authorized to acquire, until October 8, 2010, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet subscription rights arising from stock option programs, up to 10% of the share capital as of date of that resolution.

        Through a final verdict reached by the higher regional court in Frankfurt am Main in November 2009, the exchange ratio specified in the domination and profit and loss transfer agreement of 1988 between the former Daimler-Benz AG and AEG AG, was specified from five AEG shares for one old Daimler-Benz share to a ratio of 2.9 to 1. Accordingly, the compensation payment for unpaid AEG dividends determined in the domination and profit and loss transfer agreement was increased from a rate of 20% to 34.5% of the respective Daimler dividends. From today's perspective, this verdict will result in an obligation for Daimler to supply a maximum of approximately 4.3 million Daimler shares and a maximum of approximately €150 million in cash.

        For compensation of these obligations, Daimler intends to use parts of the stock of repurchased and not cancelled shares from the 2008 share buy-back program.

        As of December 31, 2009, 37.1 million treasury shares repurchased under the resolution issued at the Annual Meeting on April 9, 2008 are still held by Daimler AG.

        Authorized capital.    By way of a resolution adopted at the Annual Meeting on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase Daimler AG's share capital in the period until April 8, 2013 by a total of €500 million by issuing new registered no par value shares in exchange for cash contributions and by a total of €500 million by issuing new registered no par value shares in exchange for non-cash contributions (Authorized Capital I and II). The Board of Management was also authorized with the consent of the Supervisory Board to exclude shareholders' subscription rights under certain conditions. Under partial utilization of the authorized capital, the Board of Management decided, with the consent of the Supervisory Board of March 22, 2009, to increase Daimler AG's share capital of €2,768 million by €276 million to €3,044 million in exchange for cash contributions, excluding any shareholders' subscription rights, by issuing 96.4 million new registered no par value shares at an issue price of €20.27 per share to Semare Beteiligungsverwaltungsgesellschaft mbH. Semare Beteiligungsverwaltungsgesellschaft mbH is an indirect subsidiary of Aabar Investments PJSC (Aabar), Abu Dhabi. The capital increase became effective upon entry in the Commercial Register ("Handelsregister") on March 24, 2009. Resulting transaction costs of €7 million (net of taxes) were deducted from capital reserves. The new shares are entitled to dividends for the first time for the financial year beginning on January 1, 2009.

        The Annual Meeting on April 8, 2009 authorized the Board of Management again, with the consent of the Supervisory Board, to increase Daimler AG's share capital in the period until April 7, 2014 by a total of €

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

1,000 million in one lump sum or by separate partial amounts at different times by issuing new, registered no par value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). Among other things, the Board of Management was authorized with the consent of the Supervisory Board to exclude shareholders' subscription rights under certain conditions. In this context, the Annual Meeting further resolved to cancel the former Authorized Capital I and II with effect as of the time when the new Approved Capital 2009 becomes effective, but only to the extent that it had not been utilized. The new Approved Capital 2009 and the cancellation of the remaining former Authorized Capital I and II came into effect with their entry in the Commercial Register on June 5, 2009.

        Conditional capital.    By way of a resolution adopted at the Annual Meeting on April 6, 2005, the Board of Management was authorized, with the consent of the Supervisory Board, to issue convertible bonds and/or option notes with warrants with a total face value of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new Daimler shares with an allocable portion of the share capital of up to €300 million, in line with the specified conditions, by April 5, 2010. This authorization has not yet been exercised.

        Stock option plans.    As of December 31, 2009, 22 million options from stock option plans with a nominal amount of €64 million had not yet been exercised.

        The table below shows the changes in other reserves directly recognized in equity:

	2009			2008			2007
in millions of €	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes
Unrealized gains (losses) from currency translation adjustments	267	—	267	(32)	—	(32)	(790)	—	(790)

Financial assets available for sale
Unrealized gains (losses)	255	(8)	247	(287)	13	(274)	(93)	14	(79)
(Income) expense reclassified through profit or loss	—	—	—	—	—	—	(6)	2	(4)

Unrealized gains (losses) from financial assets available for sale	255	(8)	247	(287)	13	(274)	(99)	16	(83)

Derivative financial instruments
Unrealized gains (losses)	(17)	54	37	473	(114)	359	1,215	(389)	826
(Income) expense reclassified through profit or loss	(414)	69	(345)	(542)	129	(413)	(533)	212	(321)

Unrealized gains (losses) from derivative financial instruments	(431)	123	(308)	(69)	15	(54)	682	(177)	505

Investments accounted for using the equity method
Unrealized gains (losses)	441	(116)	325	(263)	83	(180)	645	(153)	492

(Income) expense reclassified through profit or loss	(191)	61	(130)	(361)	129	(232)	(1,382)	465	(917)

Unrealized gains (losses) from investments accounted for using the equity method	250	(55)	195	(624)	212	(412)	(737)	312	(425)

Other comprehensive income (loss)	341	60	401	(1,012)	240	(772)	(944)	151	(793)

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        In the line item "Unrealized gains (losses) from investments accounted for using the equity method," the amounts of 2009 include the following components (amounts attributable to shareholders of Daimler AG only): unrealized gains from currency translation adjustments before taxes and net of taxes of €31 million (2008: unrealized losses before taxes and net of taxes of €18 million; 2007: unrealized losses before taxes and net of taxes of €22 million), unrealized gains from financial assets available for sale before taxes of €28 million and net of taxes of €26 million (2008: unrealized gains before taxes of €35 million and net of taxes of €37 million; 2007: unrealized losses before taxes of €148 million and net of taxes of €144 million) and unrealized gains from derivative financial instruments before taxes of €42 million and net of taxes of €27 million (2008: unrealized losses before taxes of €530 and net of taxes of €358 million; 2007: unrealized losses before taxes of €650 million and net of taxes of €342 million).

        The changes in other reserves directly recognized in equity attributable to minority interest are as follows:

	2009			2008			2007
in millions of €	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes
Unrealized gains (losses) from currency translation adjustments	(7)	—	(7)	43	—	43	(12)	—	(12)
Unrealized gains (losses) from financial assets available for sale	—	—	—	(2)	1	(1)	(3)	1	(2)
Unrealized gains (losses) from investments accounted for using the equity method	148	(38)	110	(111)	38	(73)	83	—	83

Other comprehensive income (loss)	141	(38)	103	(70)	39	(31)	68	1	69

20. Share-based payment

        As of December 31, 2009, the Group has the 2006-2009 Performance Phantom Share Plans (PPSP) and the Stock Option Plans (SOP) outstanding. The Stock Appreciation Rights (SAR) Plan from previous years expired on February 24, 2009 without affecting the consolidated statement of income (loss) in 2009. The exercisable stock options of 2003 and 2004 are equity-settled share-based payment instruments and are measured at fair value at the date of grant. The PPSP are cash-settled share-based payment instruments and are measured at their respective fair values at the balance sheet date.

        The PPSP are paid off at the end of the stipulated holding period; earlier, pro-rated payoff is possible only if certain defined conditions are met. The PPSP 2005 was paid off as planned in the first quarter of 2009.

        The effects of share-based payment arrangements on the consolidated statement of income (loss) and statement of financial position were as follows (before income taxes):

	Remuneration expense/(income)			Provision at December 31,
in millions of €	2009	2008	2007	2009	2008
PPSP	31	(75)	161	72	73
MTI	—	—	4	—	—
SAR	—	(8)	39	—	—
SOP	1	(18)	24	—	—

	32	(101)	228	72	73

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Expenses / (income) in the consolidated statement of income (loss) resulting from rights of current or former members of the Board of Management are as follows:

	Dr. Dieter Zetsche			Wilfried Porth			Andreas Renschler
in millions of €	2009	2008	2007	2009	2008	2007	2009	2008	2007
PPSP	1.7	(2.7)	5.1	0.3	—	—	0.7	(1.4)	2.6
SAR	—	(0.2)	0.1	—	—	—	—	.	.
SOP	0.1	(4.5)	3.0	—	—	—	—	—	.

	Bodo Uebber			Dr. Thomas Weber
in millions of €	2009	2008	2007	2009	2008	2007
PPSP	0.8	(1.5)	2.7	0.7	(1.3)	2.5
SAR	—	.	.	—	.	.
SOP	0.1	(1.8)	1.2	0.1	(1.8)	1.2

	Günther Fleig			Dr. Rüdiger Grube			Thomas W. LaSorda
in millions of €	2009	2008	2007	2009	2008	2007	2009	2008	2007
PPSP	—	(1.3)	2.5	—	(1.4)	2.5	—	—	0.9
SAR	—	.	.	—	—	—	—	—	—
SOP	—	(2.3)	1.5	—	(2.3)	1.5	—	—	.

	Eric R. Ridenour			Thomas W. Sidlik
in millions of €	2009	2008	2007	2009	2008	2007
PPSP	—	—	0.6	—	—	0.8
SAR	—	—	—	—	—	0.1
SOP	—	—	.	—	—	1.5

        The details shown in the overview do not represent any paid or committed remuneration, but refer to income and expense which has been calculated according to IFRS.

        Performance Phantom Share Plans.    In 2009, the Group adopted a Performance Phantom Share Plan (PPSP), similar to that used 2005 to 2008, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) multiplied by the quoted price of Daimler's ordinary shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

        The Group recognizes a provision for awarding the PPSP. Since payment per vested phantom share depends on the quoted price of one Daimler ordinary share, the quoted price represents the fair value of each phantom share. The proportionate remuneration expenses for the individual years are determined on the basis of the year-end quoted price of Daimler ordinary shares and the estimated target achievement.

        Stock Option Plans.    In April 2000, the Group's shareholders approved the Daimler Stock Option Plan (SOP), which grants stock options for the purchase of Daimler ordinary shares to eligible employees. Options granted under the SOP are exercisable at a reference price per Daimler ordinary share, which is determined in advance, plus a 20% premium. The options become exercisable in equal installments at the earliest on the second and third anniversaries of the date of grant. All unexercised options expire ten years after the date of grant. If the market price per Daimler ordinary share on the date of exercise is at least 20% higher than the reference price, the

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

holder is entitled to receive a cash payment equal to the original exercise premium of 20%. After 2004 no new stock options were granted.

        In the event of exercise, the Group has generally issued ordinary shares so far.

        Chrysler employees are still able to exercise their rights. Employees are allowed to exercise their rights within one year after leaving the Group. For Chrysler employees who had an active status on August 3, 2007, the possibility to exercise their rights expired on August 3, 2008. Former employees with an inactive status at deconsolidation are allowed to exercise their rights for a maximum of five years after leaving the Group. Exercises, and therefore the potential issue of new ordinary shares, could cause an increase in the share capital of Daimler, similar to exercises of stock options by current Daimler employees. As of December 31, 2009, inactive Chrysler employees held 1.8 million exercisable rights.

        Due to the deconsolidation of the Chrysler activities, the outstanding rights for Chrysler employees no longer result in a debt from share-based payment. As of December 31, 2009, Daimler recorded a provision for Chrysler rights that are not paid off.

        The table below shows the basic terms of the SOP (in millions):

				At December 31, 2009
Year of grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	5.2	5.2
2001	€55.80	€66.96	18.7	5.2	5.2
2002	€42.93	€51.52	20.0	4.2	4.2
2003	€28.67	€34.40	20.5	2.9	2.9
2004	€36.31	€43.57	18.0	4.9	4.9

        Options granted to the Board of Management in 2004 for which—according to the recommendations of the German Corporate Governance Code—the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

        Analysis of the stock options issued is as follows:

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of the year	24.3	56.61	29.1	57.66	67.1	56.00
Options granted	—	—	—	—	—	—
Exercised	(0.2)	34.40	(0.6)	39.11	(35.7)	53.89
Disposals / Forfeited	(1.7)	60.15	(4.2)	66.75	(2.3)	67.97
Outstanding at year-end	22.4	56.57	24.3	56.61	29.1	57.66
Exercisable at year-end	22.4	56.57	24.3	56.61	29.1	57.66

        The weighted average share price of Daimler ordinary shares during the exercise period was €35.07 (2008: €45.86; 2007: €65.69).

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Analysis of the stock options issued to the current members of the Board of Management is as follows:

Dr. Dieter Zetsche

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	1.0	52.99	1.0	52.99	1.0	52.99
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	1.0	52.99	1.0	52.99	1.0	52.99
Exercisable at year-end	1.0	52.99	1.0	52.99	1.0	52.99
Weighted maturity	2.0 years		3.0 years		4.0 years

Wilfried Porth

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year[1]	.	65.40	—	—	—	—
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end[1]	.	65.40	—	—	—	—
Exercisable at year-end[1]	.	65.40	—	—	—	—
Weighted maturity	1.0 years		—		—

1
For number of stock options no disclosure in 2009 due to rounding.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Andreas Renschler

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	0.2	51.88	0.2	51.88	0.2	51.88
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.2	51.88	0.2	51.88	0.2	51.88
Exercisable at year-end	0.2	51.88	0.2	51.88	0.2	51.88
Weighted maturity	2.2 years		3.2 years		4.2 years

Bodo Uebber

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	0.1	49.51	0.1	49.51	0.1	49.51
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.1	49.51	0.1	49.51	0.1	49.51
Exercisable at year-end	0.1	49.51	0.1	49.51	0.1	49.51
Weighted maturity	2.8 years		3.8 years		4.8 years

Dr. Thomas Weber

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	0.2	43.61	0.2	43.61	0.2	43.61
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Exercisable at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Weighted maturity	2.8 years		3.8 years		4.8 years

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Analysis of the stock options issued to the former members of the Board of Management is as follows:

Günther Fleig

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	—	—	0.6	53.88	0.6	53.88
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	—	—	0.6	53.88	0.6	53.88
Exercisable at year-end	—	—	0.6	53.88	0.6	53.88
Weighted maturity	—		2.9 years		3.9 years

Dr. Rüdiger Grube

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	—	—	0.4	45.66	0.4	45.66
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at year-end	—	—	0.4	45.66	0.4	45.66
Exercisable at year-end	—	—	0.4	45.66	0.4	45.66
Weighted maturity	—		3.6 years		4.6 years

Thomas W. LaSorda

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	—	—	—	—	0.2	55.0
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at August 3, 2007	—	—	—	—	0.2	55.0
Exercisable at August 3, 2007	—	—	—	—	0.2	55.0
Weighted maturity	—		—		3.9 years

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Eric R. Ridenour

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	—	—	—	—	0.1	50.62
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at August 3, 2007	—	—	—	—	0.1	50.62
Exercisable at August 3, 2007	—	—	—	—	0.1	50.62
Weighted maturity	—		—		4.3 years

Thomas W. Sidlik

	2009		2008		2007
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	—	—	—	—	0.6	56.54
Options granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Disposals / Forfeited	—	—	—	—	—	—
Outstanding at August 3, 2007	—	—	—	—	0.6	56.54
Exercisable at August 3, 2007	—	—	—	—	0.6	56.54
Weighted maturity	—		—		3.6 years

        With regard to the figures shown in the above table, it has to be considered that benefits from the stock option plans only arise if the Daimler share price exceeds the hurdle which has been individually defined for each stock option plan and if the owner of the stock options realizes an exercise. As variable compensation, only the difference between the reference and exercise price of the respective stock option plan is paid out. The following average exercise price is only a statistical factor, which results from the weighted average of the exercise prices shown in the table for the basic terms of the SOP. The sum of rights shown here is calculated from the addition of the different amounts of options that were granted in the years 2000 to 2004.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

21. Pensions and similar obligations

        Provisions for pension benefit plans and similar obligations are comprised of the following components:

	At December 31,
in millions of €	2009	2008
Provision for pension benefits (pension plans)	3,148	3,282
Provision for other post-employment benefits	924	848
Provision for other benefits	10	10

	4,082	4,140

Defined pension benefit plans

        The Group provides pension benefits with defined entitlements to almost all of its employees, which have to be accounted for as defined benefit plans and are funded in large part with assets. Starting in 2008, the majority of the active employees are entitled to pay-related defined pension benefits. Under these plans, employees earn benefits for each year of service. The benefits earned per year of service are dependent on the salary level and age of the respective employees.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The funded status has developed since 2005 as follows:

	At December 31, 2009			At December 31, 2008			At December 31, 2007
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of defined benefit obligations	16,529	14,183	2,346	15,044	12,780	2,264	15,686	13,539	2,147
Less fair value of plan assets	10,624	9,197	1,427	10,110	8,796	1,314	13,774	12,073	1,701

Funded status deficit (surplus)	5,905	4,986	919	4,934	3,984	950	1,912	1,466	446

	At December 31, 2006			At December 31, 2005
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of defined benefit obligations	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	35,176	11,542	23,634	34,348	10,590	23,758

Funded status deficit (surplus)	2,290	3,186	(896)	7,166	4,573	2,593

        The reconciliation of the funded status to the net amounts recognized in the consolidated statement of financial position is as follows:

	At December 31, 2009			At December 31, 2008
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Funded status	5,905	4,986	919	4,934	3,984	950
Unrecognized actuarial net losses	(2,795)	(2,465)	(330)	(1,677)	(1,347)	(330)
Unrecognized past service cost	(1)	—	(1)	(1)	—	(1)
Net amounts recognized	3,109	2,521	588	3,256	2,637	619

Thereof recognized in: Other assets	(39)	—	(39)	(26)	—	(26)
Thereof recognized in: Provisions for pensions and similar obligations	3,148	2,521	627	3,282	2,637	645

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The development of the present value of the defined pension benefit obligations and the fair value of plan assets is as follows:

	2009			2008
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of the defined benefit obligation at January 1	15,044	12,780	2,264	15,686	13,539	2,147
Current service cost	295	226	69	348	272	76
Interest cost	847	734	113	824	715	109
Contributions by plan participants	57	54	3	142	140	2
Actuarial (gains) losses	1,134	1,015	119	(1,143)	(1,150)	7
Past service cost (income)	4	—	4	(109)	(121)	12
Curtailments	—	—	—	(9)	—	(9)
Settlements	(101)		(101)	(89)	(1)	(88)
Pension benefits paid	(733)	(626)	(107)	(682)	(614)	(68)
Currency exchange-rate and other changes	(18)	—	(18)	76	—	76
Present value of the defined benefit obligation at December 31	16,529	14,183	2,346	15,044	12,780	2,264

Thereof with plan assets	15,300	13,058	2,242	13,911	11,747	2,164
Thereof without plan assets	1,229	1,125	104	1,133	1,033	100
Fair value of plan assets at January 1	10,110	8,796	1,314	13,774	12,073	1,701
Expected return on plan assets	660	568	92	901	782	119
Actuarial gains (losses)	(32)	(116)	84	(3,970)	(3,520)	(450)
Actual return on plan assets	628	452	176	(3,069)	(2,738)	(331)
Contributions by the employer	602	500	102	58	—	58
Contributions by plan participants	3	—	3	2	—	2
Settlements	(89)	—	(89)	(67)	—	(67)
Benefits paid	(645)	(551)	(94)	(606)	(539)	(67)
Currency exchange-rate and other changes	15	—	15	18	—	18
Fair value of plan assets at December 31	10,624	9,197	1,427	10,110	8,796	1,314

        The experience related adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments, are as shown in the following table (based on the pension benefit plans and plan assets at December 31):

	At December 31,
in millions of €	2009	2008	2007	2006	2005
Present value of obligation	(43)	(194)	154	45	(201)
Fair value of plan assets	(32)	(3,970)	(238)	1,685	1,629

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Plan assets.    At December 31, 2009, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and to administer the plans. The Group's plan asset allocations are presented in the following table:

	Plan assets German plans At December 31,		Plan assets Non-German plans At December 31,
in % of plan assets	2009	2008	2009	2008
Equity securities	26	40	45	41
Debt securities	49	47	40	43
Alternative investments	8	9	4	5
Real estate	4	4	3	5
Liquidity and other plan assets	13	.	8	6

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

        The Group used the following weighted average assumptions to determine pension benefit obligations:

	German plans At December 31,		Non-German plans At December 31,
in %	2009	2008	2009	2008
Discount rates	5.3	5.9	5.1	5.0
Expected long-term remuneration increases[1]	—	—	3.9	3.7
Expected increase in cost of living[2]	1.8	1.8	—	—

1
For most German plans, expected increases in long-term remuneration are not a part of the benefit formula.

2
For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

        The Group used the following weighted average assumptions to determine net periodic pension cost:

	German Plans			Non-German Plans
in %	2009	2008	2007	2009	2008	2007
Discount rates	5.9	5.4	4.5	5.0	5.3	5.7
Expected long-term returns on plan assets	6.5	6.5	7.5	7.2	7.3	8.5
Expected long-term remuneration increases[1]	—	3.1	2.5	3.7	4.6	4.1
Expected increase in cost of living[2]	1.8	1.9	1.9	—	—	—

1
For most German plans, expected increases in long-term remuneration are not a part of the benefit formula.

2
For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Discount rates.    The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of high-quality corporate bonds with maturities and values matching those of the pension payments.

        Expected return on plan assets.    The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocations of plan assets and expected future returns for the various asset classes in the portfolios. Temporary variability in the asset allocations of plan assets does not result in adjustments of the expected long-term rates of return. Our investment committees survey banks and large asset portfolio managers about their expectations for future returns for the relevant market indices. The allocation-weighted average return expectations serve as an initial indicator for the expected rate of return on plan assets for each pension fund.

        In addition, Daimler considers long-term actual plan assets' results and historical market returns in its evaluation in order to reflect the long-term character of the plan assets.

        Multi-employer plans.    Daimler participates in some collectively bargained defined benefit pension plans maintained by more than one employer. The Group accounts for these plans as defined contribution plans because the information required to use defined benefit accounting is not available in a timely manner and in sufficient detail. The Group can not exercise direct control over such plans and the plan-trustees have no legal obligation to share information directly with participating employers. Based on available information, Daimler's share in the underfunded status of the plans (difference between liabilities and assets), as of the beginning of 2009 amounted to €0.1 billion. Higher contributions by the Group to such a pension plan could result in particular when the underfunded status exceeds a specific level.

        Net pension cost (income).    The components of net pension cost (income) for the continued and discontinued operations were as follows:

	2009			2008			2007
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Current service cost	295	226	69	348	272	76	609	334	275
Interest cost	847	734	113	824	715	109	1,421	651	770
Expected return on plan assets	(660)	(568)	(92)	(901)	(782)	(119)	(2,016)	(862)	(1,154)
Amortization of net actuarial (gains) losses	27	14	13	(1)	—	(1)	(38)	—	(38)
Past service cost (income)	5	—	5	(120)	(121)	1	46	—	46

Net periodic pension cost (income)	514	406	108	150	84	66	22	123	(101)
Curtailments and settlements	17	—	17	3	—	3	21	(2)	23

Net pension cost (income)	531	406	125	153	84	69	43	121	(78)

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Net pension cost is included in the following line items within the consolidated statements of income (loss):

in millions of €	2009	2008	2007
Cost of sales	172	129	216
Selling expenses	70	65	53
General administrative expenses	37	12	37
Research and non-capitalized development costs	38	25	33
Interest income (expense), net	214	(78)	(224)
Net profit (loss) from discontinued operations	—	—	(72)

	531	153	43

        Expected payments.    In 2010, Daimler expects to make cash contributions of €0.3 billion to its pension plans. In addition, the Group expects to make pension benefit payments of €0.1 billion under pension benefit schemes without plan assets.

Defined pension contribution plans

        At Daimler, the payments made under defined pension contribution plans are primarily related to government-run pension plans. In 2009, the total cost from payments made under defined contribution plans amounted to €1.0 billion (2008: €1.0 billion; 2007: €1.2 billion).

Other post-employment benefits

        Certain foreign subsidiaries of Daimler provide their employees with post-employment health and life-insurance benefits with defined entitlements, which have to be accounted for as defined benefit plans. As a result of the deconsolidation of the Chrysler activities in 2007, the Group's benefit obligations and net benefit costs under other post-employment benefit plans are no longer material to the Group's continuing operations.

22. Provisions for other risks

        The development of provisions for other risks is summarized as follows:

in millions of €	Product warranties	Sales incentives	Personnel and social costs	Other	Total
Balance at December 31, 2008	5,926	887	2,350	2,577	11,740
Thereof current	3,025	887	1,031	1,887	6,830
Thereof non-current	2,901	.	1,319	690	4,910
Additions	1,949	795	581	993	4,318
Utilizations	(2,755)	(711)	(900)	(758)	(5,124)
Reversals	(321)	(59)	(174)	(358)	(912)
Addition of accrued interest and effects of changes in discount rates	658	—	210	135	1,003
Currency translation and other changes	32	2	(13)	(39)	(18)

Balance at December 31, 2009	5,489	914	2,054	2,550	11,007

Thereof current	2,874	914	803	1,720	6,311
Thereof non-current	2,615	—	1,251	830	4,696

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Product warranties.    Daimler issues various types of product warranties, under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The provision for these product warranties covers expected costs for legal and contractual warranty claims, as well as expected costs for policy coverage, recall campaigns and buyback commitments. The provision for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buy-backs may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues. The utilization date of product warranties depends on the incidence of the warranty claims and can span the entire term of the product warranties.

        Sales incentives.    The provisions for sales incentives relate to obligations for expected reductions in revenue already recognized. These include bonuses, discounts and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods but will not be paid until subsequent periods.

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

        Other.    Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. They also include provisions for other taxes and various other risks.

23. Financing liabilities

	At December 31, 2009			At December 31, 2008
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Notes/bonds	7,972	22,123	30,095	11,158	22,935	34,093
Commercial paper	176	—	176	2,320	—	2,320
Liabilities to financial institutions	6,066	6,934	13,000	8,038	6,570	14,608
Deposits from the direct banking business	9,403	3,195	12,598	5,033	977	6,010
Liabilities from ABS transactions	753	539	1,292	370	327	697
Liabilities from finance lease	49	348	397	60	391	451
Loans, other financing liabilities	617	119	736	449	9	458

	25,036	33,258	58,294	27,428	31,209	58,637

        Based on market conditions and liquidity needs, Daimler may sell certain receivables and future lease payments resulting from equipment on operating leases to third parties. As of December 31, 2009, relating to these transactions, liabilities of €1,330 million (2008: €764 million) are accounted for as secured borrowings. The respective liabilities are reported under liabilities from ABS transactions in the amount of €1,292 million (2008: €697 million) and under liabilities to financial institutions in the amount of €38 million (2008: €66 million). In 2008, €1 million was reported under loans, other financing liabilities.

        Liabilities from finance leases relate primarily to leases of property, plant and equipment which transfer substantially all risks and rewards to the Group as lessee. Future minimum lease payments under finance leases

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

at December 31, 2009 amounted to €588 million (2008: €637 million). The reconciliation of future minimum lease payments from finance lease arrangements to the corresponding liabilities is as follows:

	Future minimum lease payments At December 31,		Interest included in future minimum lease payments At December 31,		Liabilities from finance lease arrangements At December 31,
in millions of €	2009	2008	2009	2008	2009	2008
Maturity
within one year	61	77	12	17	49	60
between one and five years	160	204	62	62	98	142
later than five years	367	356	117	107	250	249

	588	637	191	186	397	451

        Daimler AG provides a full and unconditional guarantee of medium-term notes issued by its wholly-owned finance subsidiary Daimler Finance North America LLC, which has no assets or operations other than those related to the issuance, administration and repayment of such notes.

24. Other financial liabilities

        Other financial liabilities are composed of the following items:

	At December 31, 2009			At December 31, 2008
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Derivative financial instruments used in hedge accounting	141	67	208	185	46	231
Financial liabilities recognized at fair value through profit or loss	273	402	675	572	554	1,126
Liabilities from residual value guarantees	1,338	1,115	2,453	1,550	1,090	2,640
Liabilities from wages and salaries	896	—	896	894	—	894
Other	4,941	564	5,505	5,175	252	5,427

Miscellaneous other financial liabilities	7,175	1,679	8,854	7,619	1,342	8,961

	7,589	2,148	9,737	8,376	1,942	10,318

        Derivative financial instruments.    Information on derivative financial instruments can be found in Note 29.

        Financial liabilities recognized at fair value through profit or loss relate exclusively to derivative financial instruments, which are not used in hedge accounting.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

25. Other liabilities

        Other liabilities are composed of the following items:

	At December 31, 2009			At December 31, 2008
in millions of €	Current	Non-current	Total	Current	Non-current	Total
Income tax liabilities	56	74	130	135	76	211
Miscellaneous other liabilities	1,018	1	1,019	922	1	923

	1,074	75	1,149	1,057	77	1,134

26. Consolidated statement of cash flows

        Calculating funds.    As of December 31, 2009, cash and cash equivalents include restricted funds of €14 million (2008: €139 million; 2007: €223 million). The restricted funds of prior periods resulted from consolidated special purpose entities and could solely be used to settle the respective financial liabilities.

        Cash provided by operating activities.    The changes in other operating assets and liabilities are as follows:

in millions of €	2009	2008	2007
Provisions	203	(1,382)	(859)
Financial instruments	(44)	217	(159)
Miscellaneous other assets and liabilities	740	528	1,718

	899	(637)	700

        Cash provided by operating activities includes the following cash flows:

in millions of €	2009	2008	2007
Interest paid	(894)	(651)	(1,541)
Interest received	471	765	977
Income taxes paid, net	(358)	(898)	(1,020)
Dividends received	109	67	69

        The line item other non-cash expense and income within the reconciliation of net profit to cash provided by operating activities primarily comprises adjustments for deferred tax expense (benefit) and the Group's share in the profit (loss) of companies accounted for using the equity method. In addition, the amount in 2008 includes the impairment of certain Chrysler related assets.

        Cash used for financing activities.    Cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2009, cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €71 million (2008: €79 million; 2007: €77 million).

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

        On August 17, 2009, the Official Committee of Unsecured Creditors of OldCarCo LLC (formerly Chrysler LLC) filed a lawsuit with the United States Bankruptcy Court, Southern District of New York, against Daimler AG, Daimler North America Corporation and certain (former) board members of Chrysler LLC. The Committee claims unspecified damages based on theories of constructive and intentional fraudulent transfer, breach of fiduciary duty, and other legal theories, alleging that the consideration received in certain transactions effected in connection with the investment by Cerberus in Chrysler LLC was not fair consideration. Daimler considers these claims and allegations to be without merit and will defend itself vigorously.

        The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming

  •
  lost revenue of €3.33 billion for the period September 1, 2003 through December 31, 2004 plus interest (€1.1 billion through May 18, 2009 plus 5% per annum over the respective base rate since then),

  •
  and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then),

  •
  plus refinancing costs of €56 million.

        Since, among other things, some of the contractual penalties are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase.

        Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and the defendants delivered their rebuttal on October 1, 2007 (see also Note 28). The arbitrators held the first hearing on June 16 and 17, 2008. Additional briefs from the claimant and the defendants were filed in May 2009. Following a motion by defendants to disqualify the arbitrator nominated by plaintiff, the arbitration panel cancelled a hearing scheduled for October 2009. We do not expect the hearing to be rescheduled before the motion to disqualify has been finally resolved. Daimler believes the claims are without merit and will continue to defend itself vigorously.

        As previously reported, the US Securities and Exchange Commission ("SEC") and the US Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler including the anti-bribery, record-keeping and internal control provisions of the US Foreign Corrupt Practices Act ("FCPA"). Daimler has voluntarily shared with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and has provided the agencies with information pursuant to outstanding subpoenas and other requests. Daimler has also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC.

        Daimler has completed its internal investigation and has determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions. Daimler has taken various actions designed to address and resolve the issues identified in the course of its investigation and to safeguard against the recurrence

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising Daimler's governance policies and internal control procedures and taking personnel actions.

        Daimler has been in discussions with the DOJ and SEC regarding consensually resolving the agencies' investigations. There can be no assurance about whether and when settlements with the DOJ or SEC will become final and effective.

        Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. The Group establishes provisions in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in the Group's consolidated financial statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2009. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2009. Although the final resolution of any such matters could have a material effect on Daimler's operating results and cash flows for a particular reporting period, Daimler believes that it should not materially affect the Group's financial position.

28. Guarantees and other financial commitments

        Guarantees.    The following table shows the amounts of provisions and liabilities at December 31 which have been established by the Group in connection with its issued guarantees (excluding product warranties):

	Amount recognized as a liability At December 31,
in millions of €	2009	2008
Financial guarantees	183	262
Guarantees under buy-back commitments	66	62
Other guarantees	105	132

	354	456

        Financial guarantees.    Financial guarantees principally represent guarantees that require the Group to make certain payments if guarantee holders fail to meet their financial obligations. The maximum potential obligation resulting from these guarantees amounted to €1,493 million at December 31, 2009 (December 31, 2008: €1,857 million). These amounts include guarantees, which the Group issued for the benefit of Chrysler in connection with the Chrysler transactions entered into in 2007 and 2009. These guarantees relate to Chrysler's pension obligations and certain other financial obligations of Chrysler. For a portion of these financial guarantees, Chrysler provided collateral to an escrow account. See Note 2 for the amounts and further information.

        Guarantees under buy-back commitments.    Guarantees under buy-back commitments represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, the right being primarily contingent on the future purchase of vehicles or services. As of December 31, 2009, the maximum potential obligation resulting from these buy-back guarantees was €690 million (2008: €715 million). Residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties are not included in those amounts.

        Other guarantees.    Other guarantees principally comprise pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

of December 31, 2009, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €95 million (2008: €61 million).

        In 2002, our subsidiary Daimler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12 tons GVW using German highways. Daimler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect).

        According to the operating agreement, the toll collection system had to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005 with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

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

        The operating agreement calls for the submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages including contractual penalties and reimbursement of lost revenue that allegedly arose from delays in the operability of the toll collection system. See Note 27 for additional information.

        Each of the consortium members (including Daimler Financial Services AG) has provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, Daimler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

  •
  Guarantee of bank loans.  Daimler AG issued a guarantee to third parties up to a maximum amount of €115 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders.

  •
  Equity maintenance undertaking.  The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

    so-called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenue against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions or other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        Cofiroute's risks and obligations are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

        While Daimler's maximum future obligation resulting from the guarantee of the bank loan can be determined (2009: €115 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the financial guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material. Only the guarantee for the bank loan is included in the above disclosures for financial guarantees.

        Obligations associated with product warranties are also not included in the above disclosures. See Note 22 for provisions relating to such obligations.

        Other financial commitments.    In connection with certain production programs, Daimler has committed to purchase various volumes of outsourced manufactured parts and components over extended periods. The Group also has entered into service arrangements for the provision of future services. In addition, the Group has committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under the latter arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2009, commitments to purchase outsourced manufactured parts and components, to purchase services, and to invest in plant and equipment are approximately €4.5 billion.

        The Group has also entered into non-cancelable operating leases for property, plant and equipment. In 2009, Daimler recognized as expense rental payments of €513 million (2008: €563 million; 2007: €817 million). Future minimum lease payments under non-cancelable long-term lease agreements are due as follows (nominal amounts):

	At December 31,
in millions of €	2009	2008
Maturity
within one year	304	306
between one and five years	951	997
later than five years	1,117	1,239

	2,372	2,542

        In addition, the Group issued loan commitments for a total of €1.6 billion and €1.5 billion as of December 31, 2009 and 2008, respectively. These loan commitments are unused as of those dates.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

	At December 31, 2009		At December 31, 2008
in millions of €	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Receivables from financial services	38,478	38,510	42,387	41,927
Trade receivables	5,285	5,285	6,999	6,999
Cash and cash equivalents	9,800	9,800	6,912	6,912
Other financial assets
Available-for-sale financial assets[1]	7,426	7,426	1,558	1,558
Financial assets recognized at fair value through profit or loss	1,218	1,218	2,365	2,365
Derivative financial instruments used in hedge accounting	1,074	1,074	1,984	1,984
Other receivables and assets	1,759	1,759	2,089	2,089

	65,040	65,072	64,294	63,834

Financial liabilities
Financing liabilities	58,294	59,677	58,637	55,755
Trade payables	5,622	5,622	6,478	6,478
Other financial liabilities
Financial liabilities recognized at fair value through profit or loss	675	675	1,126	1,126
Derivative financial instruments used in hedge accounting	208	208	231	231
Miscellaneous other financial liabilities	8,854	8,854	8,961	8,961

	73,653	75,036	75,433	72,551

1
Includes equity interests measured at cost of €699 million (2008: €551 million), whose fair value can not be determined with sufficient reliability.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

          The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31,
in millions of €	2009	2008
Assets
Trade receivables	5,285	6,999
Other receivables and assets	1,759	2,089
Receivables from financial services[1]	26,787	27,085
Loans and receivables	33,831	36,173
Available-for-sale financial assets	7,426	1,558
Financial assets recognized at fair value through profit or loss[2]	1,218	2,365
Liabilities
Trade payables	5,622	6,478
Financing liabilities[3]	56,567	57,422
Other financial liabilities[4]	8,671	8,699
Financial liabilities measured at cost	70,860	72,599
Financial liabilities recognized at fair value through profit or loss[2]	675	1,126

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

1
This does not include lease receivables of €11,691 million (2008: €15,302 million) as these are not assigned to an IAS 39 measurement category.

2
Financial instruments classified as held for trading purposes. These figures include also financial instruments that do not qualify for hedge accounting treatment.

3
This does not include liabilities from finance leases of €397 million (2008: €451 million) or liabilities from non-transference of assets of €1,330 million (2008: €764 million) as these are not assigned to an IAS 39 measurement category.

4
This does not include liabilities from financial guarantees of €183 million (2008: €262 million) as these are not assigned to an IAS 39 measurement category.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Financial assets and liabilities measured at fair value are classified into the following fair value hierarchy:

	At December 31, 2009
in millions of €	Total	Level1[1]	Level2[2]	Level3[3]
Assets measured at fair value
Financial assets available for sale	6,727	940	5,787	—
Financial assets recognized at fair value through profit or loss	1,218	—	1,218	—
Derivative financial instruments used in hedge accounting	1,074	—	1,074	—

	9,019	940	8,079	—

Liabilities measured at fair value
Financial liabilities recognized at fair value through profit or loss	675	—	675	—
Derivative financial instruments used in hedge accounting	208	—	208	—

	883	—	883	—

1
Fair value measurement based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

2
Fair value measurement based on inputs for the asset or liability that are observable on active markets either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3
Fair value measurement based on inputs for the asset or liability that are not observable market data.

        The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date. The following methods and premises were used:

        Receivables from financial services.    The fair values of receivables from financial services with variable interest rates are estimated to be equal to the respective carrying amounts since the interest rates agreed and those available on the market do not significantly differ. The fair values of receivables from financial services with fixed interest rates are determined on the basis of discounted expected future cash flows. The discounting is based on the current interest rates at which similar loans with identical terms could have been borrowed as of December 31, 2009 and December 31, 2008.

        Trade receivables and cash and cash equivalents.    Due to the short terms of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

        Other financial assets.    Financial assets available for sale include:

  –
  Equity interests measured at fair value.  The equity interests measured at fair value were measured using quoted market prices at December 31.

  –
  Equity interests measured at cost.  These equity interests for which fair values or market prices are not available are measured at cost. These equity interests comprise investments in non-listed companies for which no objective evidence existed at the balance sheet date that these assets are impaired and whose fair values can not be determined with sufficient reliability. It is assumed that the fair values are equal to the carrying amounts.

  –
  Debt instruments.  Debt instruments were measured using quoted market prices at December 31. The fair values of debt securities for which quoted prices could not be obtained on the market were based on valuation models using market data.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Financial assets recognized at fair value through profit or loss include:

  –
  Derivative financial instruments not used in hedge accounting.  For further details on currency, interest rate and commodity hedging contracts, see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. Hedging instruments for equities in 2008 also include instruments for listed investments, which are accounted for using the equity method.

  –
  Trading securities.  The trading securities measured at fair value were measured using quoted market prices at December 31.

        Derivative financial instruments used in hedge accounting include:

  –
  Derivative currency hedging contracts.  The fair values of currency forwards are determined on the basis of the discounted estimated future cash flows using market interest rates appropriate to the remaining terms of the financial instruments. Currency options were measured using price quotations or option pricing models using market data.

  –
  Derivative interest rate hedging contracts.  The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models using market data.

  –
  Derivative commodity hedging contracts.  The fair values of commodity hedging contracts (e.g. commodity forwards) are determined on the basis of current reference prices in consideration of forward premiums and discounts.

        Other receivables and assets include:

  –
  Short-term other receivables and assets.  These financial instruments are carried at cost. Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

  –
  Long-term other receivables and assets.  These financial instruments are reported at amortized cost on the statement of financial position. It is assumed that the carrying amounts principally approximate the fair values of these financial instruments.

        Financing liabilities.    The fair values of bonds are calculated as the present values of the estimated future cash flows. Market interest rates for the appropriate terms are used for discounting. On account of the short terms of commercial papers and loans used in revolving credit facilities, it is assumed that the carrying amounts of these financial instruments approximate their fair values.

        Trade payables.    Due to the short maturities of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

        Other financial liabilities.    Financial liabilities recognized at fair value through profit or loss include:

  –
  Derivative financial instruments not used in hedge accounting.  See the notes above under other financial assets.

  –
  Derivative financial instruments used in hedge accounting.  See the notes above under other financial assets.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Miscellaneous other financial liabilities include:

  –
  Liabilities from residual value guarantees.  For current liabilities, it is assumed that fair value approximates the carrying amount of these financial instruments due to their short maturities. Non-current liabilities are reported at amortized cost on the statement of financial position; it is assumed that the carrying amounts approximate the fair values of these financial instruments.

  –
  Miscellaneous other financial liabilities.  Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

Net gains or losses

        The following table shows the net gains or losses of financial instruments included in the consolidated statement of income (loss) (not including derivative financial instruments used in hedge accounting):

in millions of €	2009	2008	2007
Financial assets and liabilities recognized at fair value through profit or loss1	(407)	(62)	64
Financial assets available for sale	38	(29)	168
Loans and receivables	(546)	(2,022)	(375)
Financial liabilities measured at cost	(130)	1	13

1
Financial instruments classified as held for trading and derivative financial instruments not used in hedge accounting.

        Net gains and losses of financial assets and liabilities recognized at fair value through profit or loss include primarily gains and losses attributable to changes in fair value.

        Net gains and losses on financial assets available for sale include realized income from these investments and gains or losses from sales transactions.

        Net gains and losses on loans and receivables are mainly comprised of impairment losses and recoveries that are charged to cost of sales, selling expenses, other financial income (expense) and net profit (loss) from discontinued operations.

Total interest income and total interest expense

        Total interest income and total interest expense of the continued operations for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

in millions of €	2009	2008	2007
Total interest income	2,983	3,610	3,429
Total interest expense	(2,943)	(2,990)	(2,633)

        Please refer to Note 1 for qualitative descriptions of accounting for financial instruments (including derivative financial instruments).

Information on derivative financial instruments

        Use of derivatives.    The Group uses derivative financial instruments such as interest rate swaps for hedging interest risks. Currency risks are hedged mainly through currency forward transactions and options.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Fair values of hedging instruments.    The table below shows the fair values of hedging instruments:

	At December 31,
in millions of €	2009	2008
Fair value hedges	425	493
Cash flow hedges	441	1,260

        Fair value hedges.    The Group uses fair value hedges primarily for hedging interest rate risks.

        The changes in fair value of these hedging instruments resulted in net losses of €31 million in 2009 (2008: net gains of €540 million; 2007: net gains of €144 million). The offsetting changes in the value of underlying transactions resulted in net gains of €53 million in 2009 (2008: net losses of €567 million; 2007: net losses of €150 million).

        These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

        Cash flow hedges.    The Group uses cash flow hedges primarily for hedging currency and interest rate risks.

        Unrealized pre-tax gains and losses on the measurement of derivatives, which are recognized in equity without an effect on earnings, are as follows:

in billions of €	2009	2008	2007
Unrealized gains (losses)	.	0.5	1.2

        Reclassifications of pre-tax gains (losses) from equity to the statement of income (loss) are as follows:

in millions of €	2009	2008	2007
Revenue	707	1,090	487
Cost of sales	(63)	(21)	14
Interest income (expense), net	(230)	(527)	30
Net profit (loss) from discontinued operations	—	—	2

	414	542	533

        The unrealized gains and losses on the measurement as well as reclassifications from equity to income do not include gains and losses from derivatives of investments which are accounted for using the equity method (see Note 19 for further information).

        The consolidated net loss for 2009 includes net losses (before income taxes) of €1 million (2008: net gains of €2 million; 2007: net gains of €6 million) from the valuation of derivative financial instruments which were ineffective for hedging purposes.

        In 2009, the discontinuation of cash flow hedges resulted in gains of €18 million (2008: €3 million; 2007: €5 million).

        The maturities of the interest rate hedges and cross currency interest rate hedges correspond with those of the underlying transactions. As of December 31, 2009, Daimler utilized derivative instruments with a maximum maturity of 36 months as hedges for currency risks arising from future transactions.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

30.   Risk management

General information on financial risk

        Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices, while commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. Furthermore, the Group is exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Daimler Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. If these financial risks materialize, they could adversely affect Daimler's financial position, cash flows and profitability.

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

        Any market sensitive instruments, including equity and debt securities, that the funds hold to finance pension and other post-employment benefit obligations are not included in this quantitative and qualitative analysis. Please refer to Note 21 for additional information regarding Daimler's pension plans and funds.

Credit risk

        Credit risk is the risk of economic loss arising from a counterparty's failure to repay or service debt according to the contractual terms. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness as well as concentration risks.

        The maximum risk positions of financial assets which generally are subject to credit risk, are equal to their carrying amounts and are shown in the following table:

in millions of €	See also Note	Maximum risk position 2009	Maximum risk position 2008
Liquid assets		16,142	8,003
Receivables from financial services	13	38,478	42,387
Trade receivables	17	5,285	6,999
Derivative financial instruments used in hedge accounting (assets only)	14	1,074	1,984
Derivative financial instruments not used in hedge accounting (assets only)	14	1,218	2,088
Loan commitments	28	1,587	1,536
Other receivables and financial assets	14	1,759	2,089

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Liquid assets.    Liquid assets mainly consist of cash and cash equivalents and debt instruments from available-for-sale financial assets. With the investment of liquid assets, the banks and issuers of securities are selected very carefully and diversified in accordance with a limit system. The limits and their utilizations are reassessed continuously. Hence, there were various limit adjustments relating to the current financial market crisis. In line with the Group's risk policy, the predominant part of liquid assets is held in investments with an external rating of "A" or better.

        Receivables from financial services.    Daimler's financing and leasing activities are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored and steered based on defined standards, guidelines and procedures. Daimler Financial Services manages its credit risk irrespective of whether it is related to an operating lease or a finance lease contract. For this reason, statements concerning the credit risk of Daimler Financial Services refer to the entire leasing business, unless specified otherwise.

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

        In addition, the Daimler Financial Services segment is exposed to credit risk from irrevocable loan commitments to retailers and end customers. At December 31, 2009, irrevocable loan commitments of Daimler Financial Services amounted to €1,503 million, of which €651 million had a maturity of less than one year; €852 million had maturities between 2 and 3 years. In 2008, irrevocable loan commitments of Daimler Financial Services amounted to €1,507 million, of which €572 million had a maturity of less than one year; €869 million had maturities between 2 and 3 years.

        The Daimler Financial Services segment has guidelines at a global as well as at a local level which set the framework for effective risk management. In particular, these rules deal with minimum requirements for all risk-relevant credit processes, the evaluation of customer quality requests for collateral as well as the treatment of unsecured loans and non-performing claims. The limitation of concentration risks is implemented primarily by global limits, which refer to single customer exposures. As of December 31, 2009, exposure to the top 15 customers did not exceed 4.5% of the total portfolio. Daimler Financial Services manages its business considering both, the risk and the return.

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

        Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due as specified by the contractual terms. Examples of objective

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

evidence that loans or finance lease receivables are impaired include the following factors: significant financial difficulty of the borrower, the probability that the borrower falls bankrupt or become delinquent or defaults on its installment payments, and restructured or renegotiated contracts to avoid delinquency.

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

        Further details on receivables from financial services and the balance of the recorded impairments are also provided in Note 13.

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

        For trade receivables from export business, Daimler also evaluates each general distribution company's creditworthiness by means of an internal rating process and its country risk. In this context, the year-end financial statements and other relevant information of the general distribution companies are used and assessed.

        Depending on the creditworthiness of the general distribution companies, Daimler usually establishes credit limits and limits credit risks by the following types of collateral:

  •
  credit insurances,

  •
  first-class bank guarantees,

  •
  letters of credit, and

  •
  pledges.

        These procedures are defined in the export credit guideline, which has Group-wide validity.

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

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

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

        Other receivables and financial assets.    Other receivables and financial assets included Chrysler related loans, receivables and other assets, which were subject to impairment in 2008 (see also Note 12). With respect to other receivables and financial assets in 2009, Daimler is exposed to credit risk only to a low extent.

Liquidity risk

        Liquidity risk comprises the risk that a company cannot meet its financial obligations in full.

        Daimler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflows generated by its operating business. These liquid assets comprise in particular cash and cash equivalents as well as debt instruments classified as held for sale. The Group can dispose of these liquid assets at short notice.

        In general, Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and market conditions, Daimler issues commercial paper, bonds and financial instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements. In addition, significantly increased customer deposits at Mercedes-Benz Bank in 2009 were used as a further source of refinancing. The funds raised are primarily used to finance the cash needs of the lease and financing business and the working capital and capital expenditure requirements. According to internal guidelines, the refunding of the lease and financing business is generally carried out with matching maturities of cash flows.

        In light of the financial and economic crisis and the resulting risks, the Group deliberately increased its liquidity in 2009 to €16.1 billion (December 31, 2008: €8.0 billion). The high level of liquidity will tend to decrease again in 2010, depending on the development of the economic environment.

        At year-end 2009, the Group had short-term and long-term credit lines totaling €21.1 billion, of which €8.0 billion was not utilized. These credit lines include a syndicated US $4.9 billion credit facility of Daimler AG. This facility will mature in December 2011. In October 2009 the Group replaced the maturing syndicated €3 billion 364-day facility with a new €3 billion 2-year-credit-facility with a syndicate of international banks. These two syndicated facilities serve as a back-up for commercial paper drawings and provide funds for general corporate purposes. At the end of 2009, both facilities were unused.

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

        Despite the ongoing financial market crisis in 2009, Daimler had adequate access to the capital markets. High borrowing costs at the beginning of 2009 decreased significantly for the Daimler Group as the year progressed. In the case of a renewed negative trend in the financial markets, Daimler could again be faced with increasing borrowing costs and lower financial flexibility. Higher borrowing costs would have an impact on the competitiveness and profitability of the Group's financial services business.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities and financial guarantees as of December 31, 2009.

Liquidity runoff1

in millions of €	Total	2010	2011	2012	2013	2014	≥2015
Financing liabilities[2]	65,827	27,237	16,285	8,168	4,511	4,940	4,686
Derivative financial instruments[3]	1,286	729	363	130	36	26	2
Trade payables[4]	5,622	5,615	7	—	—	—	—
Other financial liabilities excluding derivatives	8,854	7,175	614	702	160	74	129
Irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG5	1,587	735	686	166	—	—	—
Financial guarantees[6]	1,493	1,493	—	—	—	—	—

Total	84,669	42,984	17,955	9,166	4,707	5,040	4,817

1
1       The values were calculated as follows:

  (a)
  If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which Daimler can be required to pay. The customer deposits of Mercedes-Benz Bank are considered in this analysis to mature within the first year.

  (b)
  The cash flows of floating interest financial instruments are estimated on the basis of forward rates.

2
The stated cash flows of financing liabilities consist of their undiscounted principal and interest payments.

3
The undiscounted sum of the net cash outflows of the derivative financial instruments are shown for the respective year. For single time bands, this may also include negative cash flows from derivatives with an overall positive fair value.

4
The cash outflows of trade payables are undiscounted.

5
The maximum available amounts are stated.

6
The maximum potential obligations under the issued guarantees is stated. It is assumed that the guarantees are called within the first year.

Finance market risks

        The global nature of its businesses exposes Daimler to significant market risks resulting from fluctuations in foreign currency exchange rates and interest rates. In addition, the Group is exposed to market risks in terms of commodity price risk associated with its business operations, which the Group hedges partially through derivative financial instruments. The Group is also exposed to equity price risk. If these market risks materialize, they will adversely affect the Group's financial position, cash flows and profitability.

        Daimler manages market risks to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the Group and its segments. The Group calculates its overall exposure to these market risks to provide the basis for hedging decisions, which include the selection of hedging instruments and the determination of hedging volumes and the corresponding periods. Decisions regarding the management of market risks resulting from fluctuations in foreign exchange rates, interest rates (asset-/liability management) and commodity prices are regularly made by the relevant Daimler risk management committees.

        As part of its risk management system, Daimler employs value at risk analyses as recommended by the Bank for International Settlements. In performing these analyses, Daimler quantifies its market risk exposure to

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

changes in foreign currency exchange rates, interest rates and equity prices on a continuous basis by predicting the maximum loss over a target time horizon (holding period) and confidence level.

        The value at risk calculations employed:

  •
  express potential losses in fair values, and

  •
  assume a 99% confidence level and a holding period of five days.

        Daimler calculates the value at risk for exchange rate, interest rate and equity price risk according to the variance-covariance approach. The value at risk calculation method for commodity hedging instruments is based on the Monte Carlo simulation.

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

        Exchange rate risk.    Transaction risk and currency risk management.    The global nature of Daimler's businesses exposes cash flows and earnings to risks arising from fluctuations in exchange rates. These risks primarily relate to fluctuations between the US dollar as well as other important currencies and the euro.

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

        In the operating vehicle businesses, the Group's exchange rate risk primarily arise when revenue is generated in a currency that is different from the currency in which the costs of generating the revenue are incurred (so-called transaction risk). When the revenue is converted into the currency in which the costs are incurred, it may be inadequate to cover the costs if the value of the currency in which the revenue is generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes-Benz Cars segment, which generates a major portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euro. The Daimler Trucks segment is also subject to transaction risk, but to a lesser extent because of its global production network. The Mercedes-Benz Vans and Daimler Buses segments are also directly exposed to transaction risk, but only to a minor degree compared to the

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Mercedes-Benz Cars and Daimler Trucks segments. In addition, through its proportionate share in the results of its equity investment in EADS, the Group is indirectly exposed to transaction risk.

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

        In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), Daimler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. Daimler's Foreign Exchange Committee (FXCo) manages the Group's exchange rate risk and its hedging transactions through currency derivatives. The FXCo consists of the Chief Financial Officer, the head of the Investor Relations & Treasury department, the head of the Corporate Controlling department and the heads of the Controlling departments of the relevant segments. The Corporate Treasury department assesses foreign currency exposures and carries out the FXCo's decisions concerning foreign currency hedging through transactions with international financial institutions. Risk Controlling regularly informs the Board of Management of the actions taken by Corporate Treasury based on the FXCo's decisions.

        The Group's targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far in the future, and, on the other hand, it may be limited by the fact that appropriate currency contracts are not available. This reference model aims to protect the Group from unfavorable movements in exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this reference model and depending on the market outlook, the FXCo determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year-end 2009, the centralized foreign exchange management showed an unhedged position in the automotive business in calendar year 2010 amounting to 30% of the underlying forecasted cash flows in US dollars. The corresponding figure at year-end 2008 for calendar year 2009 was 12%. The higher unhedged position compared to last year contributes to a higher exposure of cash flows to currency risk with respect to the US dollar.

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

        The following table shows the period-end, high, low and average value at risk figures for the 2009 and 2008 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

	2009				2008
in millions of €	Period-end	High	Low	Average	Period-end	High	Low	Average
Exchange rate risk (from derivative financial instruments)	177	692	165	337	572	572	253	380

        The average value at risk of the financial instruments used to hedge exchange rate risks decreased in 2009 as a result of lower exchange rate volatilities.

        Effects of currency translation.    For purposes of Daimler's consolidated financial statements, the income and expenses and the assets and liabilities of subsidiaries located outside the euro zone are converted into euro. Therefore, period-to-period changes in average exchange rates may cause translation effects that have a significant impact on, for example, revenue, segment results (earnings before interest and taxes—EBIT) and net profit or loss of the Group. Unlike exchange rate transaction risk, exchange rate translation risk does not necessarily affect future cash flows. The Group's equity position reflects changes in book values due to exchange rates. Daimler does not hedge against exchange rate translation risk.

        In 2009, 2008 and 2007, currency effects negatively affected our operating results.

        Interest rate risk.    Daimler uses a variety of interest rate sensitive financial instruments to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities results from the leasing and sales financing business which is operated by the Daimler Financial Services segment. The Daimler Financial Services companies enter into transactions with customers that primarily result in fixed-rate receivables. Daimler's general policy is to match funding in terms of maturities and interest rates, where economically feasible. However, for a limited portion of the receivables portfolio in selected and developed markets, the Group does not match funding in terms of maturities in order to take advantage of market opportunities. As a result, Daimler is exposed to risks due to changes in interest rates. In this regard, the Group does not create liquidity risks since finance and leasing contracts are funded with matching maturities.

        An asset/liability committee consisting of members of the Daimler Financial Services segment, the Corporate Treasury department and the Corporate Controlling department manages the interest rate risk relating to Daimler's leasing and financing activities by setting targets for the interest rate risk position. The Treasury Risk Management department and the local Daimler Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Daimler Financial Services Risk Management department monitors target achievement on a monthly basis. In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, Daimler generally uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions and caps and floors. Daimler assesses its interest rate risk position by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

        Derivative financial instruments are also used in conjunction with the refinancing related to the industrial business. Daimler coordinates the funding activities of the industrial and financial services businesses at the Group level.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The following table shows the period-end, high, low and average value at risk figures for the 2009 and 2008 portfolio of interest rate sensitive financial instruments of the Group, including the leasing and sales financing business. The average values have been computed on an end-of-quarter basis.

	2009				2008
in millions of €	Period-end	High	Low	Average	Period-end	High	Low	Average
Interest rate risk	49	49	33	41	13	163	13	79

        The average value at risk of the interest rate sensitive financial instruments decreased in 2009 due to lower interest rate volatilities.

        Commodity price risk.    Daimler is exposed to the risk of changes in raw material prices in connection with procuring raw materials and manufacturing supplies used in production. Some of the raw material price risk, primarily relating to procuring of certain metals, is mitigated with the use of derivative financial instruments.

        The following table shows the period-end, high, low and average value at risk figures for the 2009 and 2008 portfolio of derivative financial instruments used to hedge raw material price risk. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

	2009				2008
in millions of €	Period-end	High	Low	Average	Period-end	High	Low	Average
Commodity price risk (from derivative financial instruments)	24	35	21	27	41	45	5	25

        The period-end value at risk of financial instruments used to hedge commodity price risks decreased in 2009 as a result of lower commodity price volatilities.

        Equity price risk.    Daimler holds investments in marketable equity securities and equity derivatives. In line with international banking standards, the Group does not include investments in marketable equity securities that it classifies as long-term investments in its equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. The remaining equity price risk in the years 2009 and 2008 was not, and is not currently, material to Daimler.

31. Segment reporting

        At the beginning of 2009, the Group adjusted its segment reporting. The business activities of Mercedes-Benz Vans and Daimler Buses, which were previously reported as part of Vans, Buses, Other, are now presented separately. The other business activities of the Group which previously also formed part of Vans, Buses, Other (amongst others EADS as well as Chrysler until June 3, 2009) are included in the column "Reconciliation" together with other corporate items and eliminations of intersegment transactions. Prior-year figures have been adjusted accordingly.

        The segment information presented below does not include amounts relating to discontinued operations. The segment assets and liabilities as well as capital expenditures, depreciation and amortization of the discontinued operations in 2007 are included in the reconciliation to the consolidated amounts.

        Reportable segments.    The reportable segments of the Group are Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans, Daimler Buses and Daimler Financial Services. The segments are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The vehicle segments develop and manufacture passenger cars and off-road vehicles, trucks and buses. Mercedes-Benz Cars sells its passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach. Daimler Trucks distributes its trucks under the brand names Mercedes-Benz, Freightliner, Western Star and Fuso. The vans of the Mercedes-Benz Vans segment are primarily sold under the brand name Mercedes-Benz. Daimler Buses sells completely built-up buses under the brand names Mercedes-Benz, Setra and Orion. In addition, Daimler Buses produces and sells bus chassis. The vehicle segments also sell related spare parts and accessories.

        The Daimler Financial Services segment supports the sales of the Group's vehicle segments worldwide. Its product portfolio mainly comprises tailored financing and leasing packages for customers and dealers. The segment also provides services such as insurance, fleet management, investment products and credit cards.

        Management reporting and controlling systems.    The Group's management reporting and controlling systems principally use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

        The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as "EBIT" in our management and reporting system.

        EBIT is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income and expense, and our share of profit (loss) from investments accounted for using the equity method, net, as well as other financial income (expense), net.

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

        Pursuant to risk sharing agreements between Daimler Financial Services and the respective vehicle segments the residual value risks associated with the Group's operating leases and its finance lease receivables are primarily borne by the vehicle segments that manufactured the leased equipment. The terms of the risk sharing arrangement vary by segment and geographic region.

        Non-current assets comprise of intangible assets, property, plant and equipment and equipment on operating leases.

        Capital expenditures for property, plant and equipment and intangible assets reflect the cash effective additions to these property, plant and equipment and intangible assets as far as they do not relate to capitalized borrowing costs or goodwill and finance leases.

        With respect to information about geographical regions, revenue is allocated to countries based on the location of the customer; non-current assets are disclosed according to the physical location of these assets.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Segment information as of and for the years ended December 31, 2009, 2008 and 2007:

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total Segments	Reconciliation	Consolidated
2009
Revenue	40,205	16,633	6,002	4,173	11,366	78,379	545	78,924
Intersegment revenue	1,113	1,727	213	65	630	3,748	(3,748)	—

Total revenue	41,318	18,360	6,215	4,238	11,996	82,127	(3,203)	78,924

Segment profit (loss) (EBIT)	(500)	(1,001)	26	183	9	(1,283)	(230)	(1,513)
Thereof share of profit (loss) from investments accounted for using the equity method	(3)	(4)	(13)	—	7	(13)	85	72
Segment assets	32,452	14,317	4,585	2,806	65,059	119,219	9,602	128,821
Thereof investments accounted for using the equity method	101	220	60	2	54	437	3,858	4,295
Segment liabilities	21,978	8,020	3,109	1,728	60,389	95,224	1,770	96,994
Additions to non-current assets	8,263	1,518	574	318	4,527	15,200	(560)	14,640
Thereof capital expenditures for intangible assets	967	427	9	10	7	1,420	2	1,422
Thereof capital expenditures for property, plant and equipment	1,618	597	113	78	14	2,420	3	2,423
Depreciation and amortization of non-current assets	2,732	1,045	476	132	2,571	6,956	(242)	6,714
Thereof amortization of intangible assets	597	129	74	11	19	830	(2)	828
Thereof depreciation of property, plant and equipment	1,511	619	229	59	14	2,432	4	2,436

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total Segments	Reconciliation	Consolidated
2008
Revenue	46,480	26,018	9,157	4,739	11,359	97,753	716	98,469
Intersegment revenue	1,292	2,554	322	69	605	4,842	(4,842)	—

Total revenue	47,772	28,572	9,479	4,808	11,964	102,595	(4,126)	98,469

Segment profit (loss) (EBIT)	2,117	1,607	818	406	677	5,625	(2,895)	2,730
Thereof share of profit (loss) from investments accounted for using the equity method	75	12	(8)	—	31	110	(1,108)	(998)
Segment assets	33,956	16,936	5,243	2,920	67,708	126,763	5,462	132,225
Thereof investments accounted for using the equity method	154	228	86	1	61	530	3,719	4,249
Segment liabilities	20,611	9,651	3,351	1,646	63,076	98,335	1,160	99,495
Additions to non-current assets	7,352	2,104	680	332	5,451	15,919	(514)	15,405
Thereof capital expenditures for intangible assets	1,133	451	10	4	20	1,618	1	1,619
Thereof capital expenditures for property, plant and equipment	2,246	991	150	117	41	3,545	14	3,559
Depreciation and amortization of non-current assets	2,439	949	464	125	2,500	6,477	99	6,576
Thereof amortization of intangible assets	635	104	75	12	19	845	1	846
Thereof depreciation of property, plant and equipment	1,325	542	239	52	16	2,174	3	2,177

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total Segments	Reconciliation	Consolidated
2007
Revenue	51,175	26,198	9,071	4,190	10,427	101,061	508	101,569
Intersegment revenue	1,255	2,268	270	160	540	4,493	(4,493)	—

Total revenue	52,430	28,466	9,341	4,350	10,967	105,554	(3,985)	101,569

Segment profit (loss) (EBIT)	4,753	2,121	571	308	630	8,383	327	8,710
Thereof share of profit (loss) from investments accounted for using the equity method	(61)	16	1	1	2	(41)	1,094	1,053
Segment assets	30,070	15,454	5,401	2,758	62,002	115,685	19,409	135,094
Thereof investments accounted for using the equity method	177	114	54	1	189	535	4,499	5,034
Segment liabilities	21,514	9,557	3,599	1,545	57,612	93,827	3,037	96,864
Additions to non-current assets	6,085	1,821	657	229	6,147	14,939	7,010	21,949
Thereof capital expenditures for intangible assets	770	344	10	8	24	1,156	198	1,354
Thereof capital expenditures for property, plant and equipment	1,910	766	138	92	29	2,935	1,312	4,247
Depreciation and amortization of non-current assets	2,436	905	500	114	2,313	6,268	2,858	9,126
Thereof amortization of intangible assets	748	111	77	13	13	962	116	1,078
Thereof depreciation of property, plant and equipment	1,198	497	250	50	17	2,012	1,056	3,068

        Mercedes-Benz Cars.    As a result of the agreement with McLaren Group Ltd. in November 2009 to change the form of cooperation, the Group incurred a pre-tax expense of €87 million (see also Note 34). Also in 2009, a risk sharing agreement between Daimler and its independent dealers in connection with residual values was modified, which resulted in a pre-tax expense of €79 million (see also Note 13).

        In 2008, as a result of the reassessment of residual values of leased vehicles, the Group recorded non-cash effective impairment charges of €465 million. In addition, an amendment of a defined benefit plan resulted in past service income of €84 million.

        Daimler Trucks.    In 2009 and 2008, expenses of €95 million and €233 million, respectively, associated with the decision to optimize and reposition the business operations of Daimler Trucks North America are included in the segment's EBIT. Of these amounts, €68 million and €32 million, respectively, relate to non-cash charges (see also Note 4). The decision made in 2009 for a major realignment of the business operations of Mitsubishi Fuso Truck and Bus Corporation (MFTBC) led to charges of €245 million in 2009. From this amount, €50 million relate to non-cash charges (see also Note 4).

        In 2008, an amendment of a defined benefit plan resulted in past service income of €29 million.

        In 2007, EBIT was positively impacted by a gain of €78 million from the disposal of real-estate properties (see also Note 2). Furthermore, changes to existing pension plans at MFTBC resulted in a curtailment gain of €86 million in 2007.

        Daimler Financial Services.    In 2009, EBIT includes expenses of €100 million from the sale of non-automotive assets and from the valuation of assets held for sale (see Notes 2 and 18).

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Reconciliations.    Reconciliations of the total segment amounts to respective items included in financial statements are as follows:

in millions of €	2009	2008	2007
Total segments' profit (loss) (EBIT)	(1,283)	5,625	8,383
Share of profit (loss) from investments accounted for using the equity method[1,2]	85	(1,108)	1,094
Other corporate items	(483)	(1,797)	(802)
Eliminations	168	10	35

Group EBIT	(1,513)	2,730	8,710

Interest income (expense), net	(785)	65	471

Profit (loss) before income taxes	(2,298)	2,795	9,181

Total segments' assets	119,219	126,763	115,685
Investments accounted for using the equity method[1]	3,858	3,719	4,499
Income tax assets[3]	2,536	3,110	1,940
Unallocated financial assets (including liquidity) and assets from defined benefit plans[3]	13,346	7,975	18,119
Other corporate items and eliminations	(10,138)	(9,342)	(5,149)

Group assets	128,821	132,225	135,094

Total segments' liabilities	95,224	98,335	93,827
Income tax liabilities[3]	950	(81)	(218)
Unallocated financial liabilities and liabilities from defined benefit plans[3]	10,709	9,998	9,546
Other corporate items and eliminations	(9,889)	(8,757)	(6,291)

Group liabilities	96,994	99,495	96,864

1
Includes mainly the Group's proportionate shares in the investments and results of EADS, Tognum and Chrysler. For further information see Note 12.

2
The amounts for 2008 and 2007 also include realized gains of €130 million and €1,452 million, respectively, in connection with the transfer of equity interests in EADS.

3
Industrial business.

        The reconciliation includes corporate items for which headquarters are responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

        Within the reconciliation to Group EBIT, the line item "Other corporate items" includes Chrysler related expenses of €0.3 billion in 2009 and €1.8 billion in 2008. In addition, in 2008 and 2007, this line item includes gains realized on sales of real estate properties (2008: €449 million—real estate properties at Potsdamer Platz; 2007: €73 million—Group's 50%-interest in Wohnstätten Sindelfingen).

        For 2007, the reconciliation to Group additions to non-current assets includes additions of Chrysler activities of €6,952 million. Of this amount, €1,320 million and €191 million relate to capital expenditures for property, plant and equipment and for intangible assets, respectively.

        The reconciliation to consolidated totals for depreciation and amortization of non-current assets for 2007 also includes depreciation and amortization of Chrysler activities of €2,828 million. That total includes €1,022 million

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

and €108 million relating to depreciation of property, plant and equipment and amortization of intangible assets, respectively.

        Revenue and non-current assets by region.    Revenue from external customers is as follows:

in millions of €	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Consolidated
2009	18,788	17,670	16,569	6,159	12,435	7,303	78,924
2008	21,832	24,444	19,956	7,723	13,840	10,674	98,469
2007	22,582	27,171	21,846	7,310	11,918	10,742	101,569

1
Excluding Germany.

        The split of non-current assets by region is as follows:

in millions of €	2009	2008	2007
Germany	23,452	21,426	19,542
USA	8,937	10,759	11,819
Other countries	8,861	8,687	8,129

	41,250	40,872	39,490

32. Capital management

        "Net assets" and "value added" represent the basis for capital management at Daimler. The assets and liabilities of the segments in accordance with IFRS provide the basis for the determination of net assets at Group level. The industrial segments are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level additionally include assets and liabilities from income taxes as well as other corporate items and eliminations. The average annual net assets are calculated from the average quarterly net assets.

        The average quarterly net assets are calculated as an average of the net assets at the beginning and the end of the quarter and are as follows:

in millions of €	2009	2008
Mercedes-Benz Cars	11,373	10,475
Daimler Trucks	6,720	6,340
Mercedes-Benz Vans	1,728	1,836
Daimler Buses	1,221	1,308
Daimler Financial Services[1]	4,671	4,478

Net assets of the segments	25,713	24,437

Investments accounted for using the equity method[2]	3,591	4,152
Assets and liabilities from income taxes[3]	2,944	1,941
Other corporate items and eliminations[3]	(470)	936

Net assets Daimler Group	31,778	31,466

    1
    Equity.

    2
    Unless allocated to segments.

    3
    Industrial Business.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        The cost of capital of the Group's average net assets is reflected in "value added." Value added shows to which extent the Group achieves or exceeds the minimum return requirements of the shareholders and creditors, thus creating additional value. The required rate of return on net assets, and thus the cost of capital, are derived from the minimum rates of return that investors expect on their invested capital. The Group's cost of capital comprises the cost of equity as well as the costs of debt and pension obligations of the industrial business; in addition, the expected returns on liquidity and on the plan assets of the pension funds of the industrial business are considered with the opposite sign. In the reporting period, the cost of capital used for our internal capital management amounted to 8% after taxes.

        The objective of capital management is the optimization of the cost of capital, which is achieved on the one hand by the management of the net assets which are in the operational responsibility of the segments. In addition, taking into account legal regulations, Daimler strives to optimize the capital structure and, consequently, the cost of capital under cost and risk aspects. The share buyback in 2008 and 2007 was one of the measures to improve the capital structure (see Note 19).

33. Earnings (loss) per share

        The computation of basic and diluted earnings (loss) per share for net profit (loss) from continuing operations is as follows:

in millions of € or millions of shares	2009	2008	2007
Profit (loss) attributable to shareholders of Daimler AG	(2,640)	1,348	3,979
Diluting effects in net profit (loss)	—	—	—

Profit (loss) attributable to shareholders of Daimler AG—diluted	(2,640)	1,348	3,979

Weighted average number of shares outstanding—basic	1,003.8	957.7	1,037.8
Dilutive effect of stock options	—	2.2	9.5

Weighted average number of shares outstanding—diluted	1,003.8	959.9	1,047.3

        The computations of diluted earnings per share for 2009, 2008 and 2007, do not include stock options for the acquisition of 22.4 million, 11.3 million and 7.8 million Daimler ordinary shares, respectively, that were issued in connection with the stock option plan, because the options' underlying exercise prices were higher than the average market prices of Daimler ordinary shares in those periods.

34. Related party relationships

        Associated companies and joint ventures.    Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income			Purchases of goods and services and other expense			Receivables At December 31,		Payables At December 31,
in millions of €	2009	2008	2007	2009	2008	2007	2009	2008	2009	2008
Associated companies	936	1,738	504	1,132	1,526	523	146	588	27	1,370
Joint ventures	504	602	624	54	306	50	106	133	178	264

        Income and expenses resulting from transactions with Chrysler that occurred before the redemption of the remaining 19.9% equity interest in Chrysler Holding LLC (Chrysler Holding) on June 3, 2009 are included in the above table in the line "Associated companies." Therein included is a gain before income taxes of €0.1 billion in

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

connection with the legal transfer of Chrysler's international sales activities to Chrysler in the first quarter of 2009. In addition, the Group has agreed to pay US $600 million in total to Chrysler's pension plans in connection with the redemption of the 19.9% equity interest in Chrysler Holding (see Note 2); the respective expenses resulting from this agreement are also included in the above table. Due to the redemption of the equity interest in Chrysler Holding, receivables and payables at December 31, 2009 did not have to be reported.

        In November 2009, in connection with the realignment of the Group's Formula 1 activities, Daimler agreed with McLaren Group Ltd. (McLaren), one of Daimler's associated companies, to change the form of cooperation. In two steps, McLaren will buy-back the 40% equity interest in McLaren owned by the Daimler Group; in November 2009, McLaren already took over a 28.6% interest from Daimler. The remaining stake will be acquired by McLaren at a fixed price by the end of 2011. As of December 31, 2009, the carrying amount of the Group's remaining investment in McLaren amounted to €26 million. In the context of the transaction, the Group has consented to compensate for its existing obligations, for example to support McLaren's research and development activities until the end of 2011, with a lump sum payment. In addition, the Group committed to continue supplying McLaren with Formula 1 engines. The agreement between Daimler and McLaren Automotive Ltd., a wholly owned subsidiary of McLaren Group Ltd., relating to the production of the Mercedes McLaren SLR sports car was terminated at the end of 2009. As a result of disposing of its equity interest, the Daimler Group no longer has a significant influence on McLaren's business operations. For this reason, in November 2009, the Group ceased to account for its equity interest in McLaren using the equity method of accounting.

        Income and expenses resulting from transactions with McLaren that occurred before that date are included in the above table. As a result of the agreement with McLaren, the Group recorded expenses of €87 million in 2009 that were allocated to the Mercedes-Benz Cars segment and are not reflected in the above table.

        In addition, major other goods and services supplied or received by the Group relate to transactions with our associated company Tognum AG (Tognum). The Group acquired its equity interest in Tognum in 2008 (see Note 2).

        At the end of 2009, based on contractual arrangements, the Group agreed with Kamaz OAO, another associated company, to establish two joint ventures. The purpose of the joint ventures is the distribution and, with respect to some truck lines, the assembly of Mercedes-Benz and Fuso trucks and the sale of Mercedes-Benz and Setra buses in Russia.

        The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Co., Ltd. (BBDC). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

        In 2008, Daimler recognized additional charges of €293 million in connection with the transfer of the majority interest in Chrysler and paid €186 million to BBDC. In 2009, Daimler paid €42 million to BBDC. As of December 31, 2009, provisions in this regard amounted to €174 million (see Note 2 for further information). These recognized charges and provisions are included in the table above under "Joint ventures."

        In addition, major other goods and services supplied by the Group relate to transactions with the joint venture MTU Detroit Diesel Australia Pty. Ltd. (MTU). MTU sells off- and on-highway engines and transmissions for commercial vehicles.

        Revenue resulting from these sales transactions is included in the above table in the line "Joint ventures."

        In connection with the Group's 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect which are not included in the table above (see Note 28 for further information).

        During the first quarter of 2008, the transaction under which Daimler, Ford Motor Company (Ford) and Ballard Power Systems, Inc. (Ballard) reorganized their automotive fuel cell activities was closed. As a result of

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard's board of directors. As consideration, Daimler received a 50.1% interest in AFCC Automotive Fuel Cell Cooperation Corporation (AFCC), a newly formed company that comprises Ballard's automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in "share of profit (loss) from companies accounted for using the equity method, net," in the 2008 consolidated statements of income. As Daimler and Ford jointly manage the operations of AFCC, Daimler accounts for its investment in AFCC using the equity method. Balances and transactions with respect to AFCC are included in the line "Joint ventures" in the table above.

        Board members.    Throughout the world, the Group has business relationships with numerous entities that are customers and/or suppliers of the Group. Those customers and/or suppliers include companies that have a connection with some of the members of the Supervisory Board or of the Board of Management of Daimler AG or its subsidiaries.

        From time to time, companies of the Daimler Group purchase goods and services (primarily advertising) from and sell or lease vehicles or provide financial services to companies of the Lagardère Group in the ordinary course of business. Arnaud Lagardère, who became a member of the Supervisory Board of Daimler AG in April 2005, is the general partner and Chief Executive Officer of Lagardère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

        In 2007, Mr. Mark Wössner (a former member of Daimler AG's Supervisory Board) received, together with two associates, rental payments for the rental of premises from Westfalia Van Conversion GmbH (Westfalia). The rental payments received in 2007 amounted to €0.9 million. The Group sold its 100% equity interest in Westfalia in October 2007. Mark Wössner's term of office expired on April 8, 2009.

        Daimler incurred expenses of US $0.7 million in 2007 for advertising and marketing actions in a US magazine. Earl G. Graves, a former member of the Supervisory Board of Daimler AG, was Chairman, Chief Executive Officer and sole proprietor of that magazine's ultimate parent company at that time.

        For information on the remuneration of board members, see Note 35.

        Shareholders.    The Group distributes vehicles in Turkey through a dealership which also holds a minority interest in one of the Group's subsidiaries. In addition, the Group has business relationships with vehicle importers in certain other countries that also hold minority interest in Group companies. Revenue generated by these transactions amounted to €0.2 billion in 2009 (2008: €0.2 billion; 2007: €0.2 billion). Related to these transactions, the Group incurred expenses of €27 million in 2009 (2008: €36 million), resulting primarily from the depreciation of purchased vehicles.

35. Remuneration of the members of the Board of Management and the Supervisory Board

        Board of Management remuneration.    The total remuneration granted by Group companies to the members of the Board of Management of Daimler AG is calculated from the total amounts of remuneration paid in cash (base salary and annual bonus), the value of the Group's personnel expense or income recognized from share-based remuneration, and the total of non-cash benefits in kind that are subject to income tax. Further information on share-based remuneration is provided in Note 20.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        In 2009, total remuneration comprised €4.8 million as fixed, i.e. non-performance-related remuneration (2008: €6.2 million; 2007: €7.2 million) and €1.8 million as short-term variable, i.e. short-term performance-related remuneration (2008: €1.5 million; 2007: €17.0 million). In addition, there was expense for the Group of €4.5 million as variable performance-related remuneration with a medium and long-term incentive effect granted in 2009 and previous years (2008: income of €22.5 million; 2007: expense of €30.3 million). In total, this adds up to expense for the Group of €11.1 million for the year 2009 (2008: income of €14.8 million; 2007: expense of €54.5 million). The income from share-based remuneration in the year 2008 resulted from the release of provisions following the negative share-price development. The amounts stated for fixed and short-term performance-related remuneration for the year 2007 also include payments to Board of Management members who resigned from their positions in the context of the Chrysler transaction. For 2007, those Board of Management members also received bonus and severance payments in connection with the Chrysler transaction and their resignation from the Board of Management in a total amount of €19.3 million.

        The decline of the fixed remuneration is based on the voluntary waiver by the Board of Management of 15% of their fixed remuneration effective from May 1, 2009 until June 30, 2010 due to the labor costs reduction measures that were agreed Group-wide and the reduced number of Board of Management members in 2009.

        The pension agreements of the German Board of Management members which were concluded before 2005, included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the years of service. Those pension rights remain and have been frozen at that level (70% for Dr. Dieter Zetsche, 69% Guenther Fleig, 60% for Dr. Ruediger Grube and Dr. Thomas Weber, 50% for Andreas Renschler and Bodo Uebber, and 35% for Wilfried Porth).

        The pension payments begin in the form of a retirement pension when a member's contract of service ends or after his 60th birthday, or in the form of an invalidity pension when a member's service contract ends before his 60th birthday due to disability. An annual increase of 3.5% is effected (Wilfried Porth: in accordance with applicability law). Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included.

        The pension rights of Mr. Porth were also determined in 2005, however related to his then position and remuneration at the executive level reporting to the Board of Management.

        Effective January 1, 2006, those pension agreements were converted into a new pension system. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6% (Wilfried Porth: 5%). This pension is payable at the age of 60 at the earliest.

        In the year 2009, the pension provision was increased by service costs of €1.7 million (2008: €2.5 million; 2007: €2.2 million).

        No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts, which are in general concluded for a period of 3 years only, include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of remuneration pro rata for the period until they leave the Group. Entitlement to payment of the performance-related component of remuneration with a long-term incentive is defined by the exercise conditions specified in the respective plans. For the period beginning after the end of original service period, Board of Management members can receive pension payments in the amounts of the commitments granted until 2005 as described in the previous section, as well as the use of a company car.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts—both initial contracts and extensions—generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration suggested by the German Corporate Governance Code.

        The payments made in 2009 to former members of the Board of Management of Daimler AG and their survivors amounted to €16.1 million (2008: €19.1 million; 2007: €67.9 million). The pension provisions for former members of the Board of Management and their survivors amounted to €192.8 million as of December 31, 2009 (2008: €167.0 million).

        No advances or loans were made to members of the Board of Management of Daimler AG.

        Supervisory Board remuneration.    The remuneration paid in 2009 to the members of the Supervisory Board of Daimler AG for their services to the Group totaled €2.6 million (2008: €2.8 million; 2007: €2.1 million).

        In the Supervisory Board meeting on April 30, 2009, the Supervisory Board members decided unanimously to waive 10% of the respective individual Supervisory Board remuneration including meeting fees to support the labor cost reductions, effective from May 1, 2009, until June 30, 2010.

        Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services in 2009, 2008 and 2007.

        No advances or loans were made to members of the Supervisory Board of Daimler AG.

36. Principal accountant fees

        The fees billed by the independent auditors KPMG for professional services in 2009, 2008 and 2007 are comprised of:

	2009	2008	2007
in millions of €
Audit fees	44	50	63
Audit related fees	2	2	3
Tax fees	.	1	2
All other fees	1	2	3

	47	55	71

37. Additional information

        Application of Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB).    Several consolidated companies of Daimler AG qualify for Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB), and the consolidated financial statements of Daimler AG therefore release these subsidiaries from the requirement to disclose their annual financial statements. The companies marked with an asterisk (*) also qualify for release from the requirement to prepare a management report:

  •
  American Auto Handels GmbH*

  •
  Anlagenverwaltung Daimler AG & Co. OHG Berlin*

  •
  Auto-Henne GmbH*

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

  •
  CARS Technik & Logistik GmbH*

  •
  Daimler AG & Co. Wertpapierhandel OHG

  •
  Daimler-Benz AG & Co. "AMICITIA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "FIDELIS" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "GENEROSA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "HABITUDO" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "IUVENTA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "LEGITIMA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "NEGOTIA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "OPTIMA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "REGINA" Grundstücksvermietung Potsdamer Platz OHG*

  •
  Daimler-Benz AG & Co. "CUSTODIA" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "DIALOGA"Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "DIGNITAS" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "EFFICIENTA" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "GEOMETRIA" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "NOBILITAS" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "PROSPERA" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "PRUDENTIA" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "VEHICULA" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler-Benz AG & Co. "VERITASS" Grundstücksvermietung Potsdamer Platz OHG

  •
  Daimler Export and Trade Finance GmbH*

  •
  Daimler Financial Services AG*

  •
  Daimler Fleet Management GmbH*

  •
  Daimler Insurance Services GmbH*

  •
  Daimler Re Brokers GmbH*

  •
  Daimler Real Estate GmbH*

  •
  Daimler Vermögens- und Beteiligungsgesellschaft mbH*

  •
  Daimler Verwaltungsgesellschaft für Grundbesitz mbH*

  •
  Daimler Vorsorge und Versicherungsdienst GmbH*

  •
  debis Industriehandel GmbH*

  •
  EHG Elektroholding GmbH

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

  •
  EvoBus GmbH

  •
  Grundstücksverwaltungsgesellschaft Auto-Henne GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Daimler AG & Co. OHG*

  •
  Grundstücksverwaltungsgesellschaft EvoBus GmbH & Co. OHG*

  •
  Grundstücksverwaltungsgesellschaft Henne-Unimog GmbH & Co. OHG

  •
  Grundstücksverwaltungsgesellschaft Mercedes-Benz AG & Co. OHG*

  •
  Henne-Unimog GmbH*

  •
  Maschinenfabrik Esslingen AG & Co. OHG*

  •
  MDC Equipment GmbH*

  •
  MDC Power GmbH*

  •
  Mercedes-AMG GmbH*

  •
  Mercedes-Benz Banking Service GmbH*

  •
  Mercedes-Benz Accessories GmbH*

  •
  Mercedes-Benz CharterWay GmbH*

  •
  Mercedes-Benz Leasing GmbH*

  •
  Mercedes-Benz Leasing Treuhand GmbH*

  •
  Mercedes-Benz Ludwigsfelde GmbH*

  •
  Mercedes-Benz Minibus GmbH

  •
  Mercedes-Benz Mitarbeiter-Fahrzeuge Leasing GmbH*

  •
  Taunus-Auto-Verkaufs GmbH*

  •
  Zweite DC Immobilien GmbH & Co. Projekt Wörth KG

        Information on investments.    Information regarding our investments pursuant section 313 of the German Commercial Code (HGB) is provided separately.

        German Corporate Governance Code.    The Board of Management and the Supervisory Board of Daimler AG have issued a declaration pursuant to Section 161 of the German Stock Corporation Act and have made it permanent available to their shareholders on Daimler's website at
http://www.daimler.com/Projects/c2c/channel/documents/1790925_daimler_declaration_91216_e.pdf.

DAIMLER AG AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

        Third-party companies.    At December 31, 2009, the Group was a shareholder of a company that meets the criteria of a significant third-party company according to the German Corporate Governance Code:

Name of the company	Tata Motors Limited
Headquarters of the company	Mumbai, India
Equity interest in %[1]	4.71
Total equity in millions of €[2]	881
Net profit in millions of €[2]	(386)

1
As of December 31, 2009.

2
Based on national consolidated financial statements for the year ended March 31, 2009.

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
  Item 9. The Offer and Listing
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
  Item 16B. Code of Ethics.
  Item 16C. Principal Accountant Fees and Services.
  Item 16D. Exemptions from the Listing Standards for Audit Committees.
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
  Item 16F. Change in Registrant's Certifying Accountant.
  Item 16G. Corporate Governance.
PART III
  Item 17. Financial Statements.
  Item 18. Financial Statements.
  Item 19. Exhibits.